Form 20-F
period 2006-03-25
BIRKS & MAYORS INC.
filed 2006-07-19
CIK 1179821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 25, 2006

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Voting Shares, without nominal or par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report was:

3,489,753	Class A Voting Shares, without nominal or par value
7,717,970	Class B Multiple Voting Shares, without nominal or par value
0	Series A Preferred Shares, without nominal or par value, issuable in series

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes     ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes     ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

INTRODUCTION

References

Unless the context otherwise requires, the terms “Birks & Mayors,” “the Company,” “we,” “us,” and “our” are used in this annual report to refer to Birks & Mayors Inc., a Canadian corporation, and its subsidiaries on a consolidated basis. In addition, the term “Mayors” refers to Mayor’s Jewelers, Inc., a Delaware Corporation, and “the merger” refers to the merger of Mayors with a wholly-owned subsidiary of the Company, as approved by the stockholders on November 14, 2005. The term “Birks” refers to Henry Birks & Sons Inc., the legal name of Birks & Mayors prior to the merger.

Presentation of Financial and Other Information

The consolidated financial statements of Birks & Mayors contained in this annual report are reported in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Unless otherwise indicated, all monetary references herein are denominated in U.S. dollars; references to “dollars” or “$” are to U.S. dollars and references to “Cdn$” or “Canadian dollars” are to Canadian dollars.

Throughout this annual report, we refer to our fiscal years ended March 27, 2004, March 26, 2005 and March 25, 2006 as fiscal years 2003, 2004 and 2005, respectively. Our fiscal year consists of 52 or 53 weeks, reported in four 13-week periods, and ends on the last Saturday in March of each year. Fiscal years 2003, 2004 and 2005 included 52 weeks.

Forward-Looking Information

This annual report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward-looking statements, such as inaccurate assumptions and other risks and uncertainties, some known and some unknown. No forward-looking statement is guaranteed and actual results may vary materially. Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

One should carefully evaluate such statements by referring to the factors described in our filings with the Securities and Exchange Commission (“SEC”), especially on Forms 20-F and 6-K. Particular review is to be made of Items 3, 4 and 5 of this Form 20-F where we discuss in more detail various important risks and uncertainties that could cause actual results to differ from expected or historical results. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Since it is not possible to predict or identify all such factors, the identified items are not a complete statement of all risks or uncertainties.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The following financial data as of March 25, 2006 and March 26, 2005 and for each of the three years ended March 25, 2006, March 26, 2005 and March 27, 2004 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The following financial data as of March 27, 2004, March 29, 2003 and March 30, 2002 and for each of the two years ended March 29, 2003 and March 30, 2002 have been derived from our audited consolidated financial statements not included in this annual report. The historical results included below and elsewhere in this annual report are not necessarily indicative of our future performance.

We acquired approximately 72% of the voting control in Mayors on August 20, 2002. Since that date, the results of Mayors have been consolidated in our financial statements. Specifically, our results of operations for the periods after the acquisition of Mayors include Mayors revenues and expenses, while Mayors net losses have been allocated between us and the minority stockholders of Mayors prior to the merger based on their residual equity interests in Mayors. As a result, our results in prior periods are not directly comparable.

The data presented below are only a summary and should be read in conjunction with our audited financial statements, including the notes thereto, included elsewhere in this annual report. You should also read the following summary data in conjunction with Item 5, “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Income Statement Data:

	Fiscal Year Ended
	As of March 25, 2006	As of March 26, 2005	As of March 27, 2004	As of March 29, 2003	As of March 30, 2002
	(amounts shown in thousands of U.S. dollars except per share data)
Net sales	$274,323	$239,301	$216,256	$151,312	$75,848
Cost of sales	144,809	130,037	118,861	83,698	36,810

Gross profit	129,514	109,264	97,395	67,614	39,038

Selling, general and administrative expenses	109,748	95,864	94,148	63,813	34,787
Depreciation and amortization	5,621	4,749	4,312	3,256	2,894
Other Items	(537)	(1,181)	338	(210)	—

Total Operating Expenses	114,832	99,432	98,798	66,859	37,681

Operating income (loss)	14,682	9,832	(1,403)	755	1,357
Interest and other financial costs	8,930	8,665	7,986	5,934	3,782
Income (loss) from continuing operations before income tax, minority interest, discontinued operations and extraordinary item	5,752	1,167	(9,389)	(5,179)	(2,425)
Income tax expense (benefit)	40	—	—	(991)	—

Income (loss) from continuing operations before minority interest, discontinued operations and extraordinary item	5,712	1,167	(9,389)	(4,188)	(2,425)
Minority interest in loss of subsidiary (1)	—	—	7,175	8,071	—

Income (loss) from continuing operations before discontinued operations and extraordinary item	5,712	1,167	(2,214)	3,883	(2,425)
Loss from discontinued operations, net of income tax of nil (2)	—	—	—	(828)	—

Income (loss) before extraordinary item	5,712	1,167	(2,214)	3,055	(2,425)
Extraordinary gain, net of income tax of nil (3)	—	—	—	9,042	—

Net income (loss) attributable to common shareholders	$5,712	$1,167	$(2,214)	$12,097	$(2,425)

Net income (loss) per common share	$0.66	$0.18	$(0.35)	$2.05	$(0.38)
Net income (loss) from continuing operations per common share	$0.66	$0.18	$(0.35)	$1.92	$(0.38)
Net income (loss) per common share – diluted	$0.57	$0.17	$(0.35)	$1.28	$(0.38)

Weighted average common shares outstanding	8,701,000	6,316,000	6,313,000	6,313,000	6,313,000
Weighted average common shares outstanding – diluted	10,295,000	9,656,000	6,313,000	9,503,000	6,313,000
Dividends per share	—	—	—	—	—

Balance Sheet Data:

	Fiscal Year Ended
	As of March 25, 2006	As of March 26, 2005	As of March 27, 2004	As of March 29, 2003	As of March 30, 2002
	(Amounts shown in thousands of U.S. dollars except share data)
Working capital	$23,722	$35,056	$34,730	$37,717	$(1,114)
Total assets	$229,489	$199,721	$193,380	$171,146	$67,826
Bank indebtedness	$88,107	$75,516	$70,262	$58,086	$28,002
Shareholders’ equity	$67,367	$40,198	$32,187	$29,327	$7,554
Common Stock:
Value	$60,446	$36,364	$31,405	$31,405	$31,405
Shares	11,207,723	7,298,544	6,313,308	6,313,308	6,313,308
Preferred Stock:
Value	$—	$5,050	$10,050	$10,050	$10,050
Shares	—	1,022,350	2,034,578	2,034,578	2,034,578

(1)	Minority interest in loss of subsidiary relates to the allocation of Mayors loss from continuing operations to the minority stockholders of Mayors based on their common stock ownership.
(2)	The loss from discontinued operations for fiscal 2002 relates to the discontinued operations of the store at Tysons Galleria in McLean, Virginia which was closed in March 2003. Costs related to the discontinued operation include operating losses, costs to exit the lease, write-off of fixed assets and severance costs offset by the write-off of deferred revenue from landlord inducements. The net assets of the store are not significant.
(3)	The extraordinary gain for fiscal 2002 relates to the acquisition of Mayors. Specifically, on August 20, 2002, Birks made an investment of $15.05 million in Mayors. The investment consisted of 15,050 shares of Mayors preferred stock, originally convertible into 3,333.33 shares of common stock for each preferred share with an allocated fair value of $11.2 million at the acquisition date. Birks also received 37,273,787 warrants to purchase shares of common stock, one-third at $0.30, one-third at $0.35 and one-third at $0.40. A fair value of $3.8 million has been allocated to the warrants. At the investment date the conversion of these preferred shares would have given Birks an approximately 72% equity interest in the common stock of Mayors. The excess of the fair value assigned to the preferred shares over 72% of the net book value of Mayors, net of the fair value assigned to the warrants, amounting to $21.2 million has been determined to be negative goodwill. The negative goodwill has been accounted for by reducing property and equipment by $12.2 million with the balance of $9.0 million recorded as an extraordinary gain.

Dividends and Dividend Policy

We have not paid dividends since 1998 and do not currently intend to pay dividends on our Class A voting shares or Class B multiple voting shares in the foreseeable future. Our ability to pay dividends on our Class A voting shares and Class B multiple voting shares are restricted by our credit agreements. See Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” If dividends were declared by our Board of Directors, shareholders would receive a dividend equal to the per share dividend we would pay to holders of our Class A voting shares or holders of Class B multiple voting shares. Dividends we would pay to U.S. holders would generally be subject to withholding tax. See Item 10, “Additional Information—Taxation.”

RISK FACTORS

Risks Related to the Company

We are controlled by a single shareholder whose interests may be different from yours.

Dr. Lorenzo Rossi di Montelera beneficially owns or controls 68.9% of all classes of our outstanding voting shares. Under our amended charter, Dr. Rossi, as holder of Class B multiple voting shares, has the ability to control most actions requiring shareholder approval, including electing the members of our Board of Directors and the issuance of new equity.

Dr. Rossi may have different interests than you have and may make decisions that do not correspond to your interests. In addition, the fact that Birks & Mayors is controlled by one shareholder may have the effect of delaying or preventing a change in the management or voting control of Birks & Mayors.

If we are unable to implement our business strategy, our net sales and profitability may be adversely affected.

Our future financial performance and success are dependent on our ability to implement our business strategy successfully. Our present business strategy is to leverage our merchandising, marketing and sales expertise to increase net sales and profits, design, make and introduce innovative new products, utilize our manufacturing capabilities to improve gross margins, raise additional capital and make selective acquisitions to grow our revenue base. We may not successfully implement our business strategy. Furthermore, implementing our business strategy may not sustain or improve our results of operations.

Our business could be adversely affected if our relationships with any primary vendors are terminated or if the delivery of their products are delayed or interrupted.

We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name watch manufacturers, including Rolex, have distribution agreements with our subsidiary Mayors that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In the fiscal year ended March 25, 2006, merchandise supplied by Rolex and sold through our stores operating under the Mayors brand accounted for approximately 22% of our total net sales. Our relationships with primary suppliers, like Rolex, are generally not pursuant to long-term agreements.

We obtain materials and manufactured items from third-party suppliers. Any delay in our suppliers’ abilities to provide us with necessary materials and components may affect our manufacturing capabilities or may require us to seek alternative supply sources. Any delay in receiving supplies could impair our ability to supply products to our stores and, accordingly, could have a material adverse effect on our business, results of operations and financial condition. The abrupt loss of any of our third-party suppliers, especially Rolex, or a decline in the quality or quantity of materials supplied by any third-party suppliers could cause significant disruption in our business.

We are exposed to currency exchange risk that could have a material adverse effect on our results of operations and financial condition.

While we report financial results in U.S. dollars, a substantial portion of our sales are recorded in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the United States, non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the United States. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our Canadian dollar denominated debt and other liabilities. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. There were no contracts outstanding at the end of fiscal 2005.

Fluctuations in the availability and prices of our merchandise may adversely affect our results of operations.

We offer a large selection of distinctive high quality merchandise, including diamond, gemstone and precious metal jewelry, rings, wedding bands, earrings, bracelets, necklaces, charms, timepieces and gifts. Accordingly, significant changes in availability or prices of diamonds, gemstones, and precious metals we require for our products could adversely affect our earnings. Further, both the supply and price of diamonds are significantly influenced by a single entity, the Diamond Trading Corporation. We do not maintain long-term inventories or otherwise currently hedge against fluctuations in the cost of the majority of these materials. A significant increase in the price of these materials could adversely affect our net sales and gross margins.

A significant disruption at our jewelry manufacturing facilities could have a material adverse effect on our results.

Our manufacturing facilities could be damaged or disrupted by, among other things, a natural disaster, war, terrorism, fire, or mechanical failure. Although we have obtained property damage and business interruption insurance, a major event could result in a prolonged interruption. Any significant disruption could cause significant delays. Similarly, unexpected downtime at our manufacturing facilities as a result of unanticipated failures or scheduled maintenance may lead to production curtailments and leave us in short supply of certain products. In addition, our manufacturing processes are dependent on critical skilled workers. A loss of such workers without adequate replacements could result in material curtailment of production. Such shutdowns or curtailments may materially reduce production and impair our ability to supply our stores, which could adversely affect our productivity and results of operations.

Hurricanes and other severe weather conditions could cause a disruption in our operations, which could have an adverse impact on our results of operations.

Our U.S. operations are located in Georgia and Florida, regions which are susceptible to hurricanes. In the past, hurricanes have forced the closure of some stores, resulting in a reduction in net sales during such periods. Future hurricanes could significantly disrupt our U.S. operations and could have a material adverse effect on our overall results of operations. In addition, severe weather such as ice storms, snow storms and blizzards in Canada can cause conditions whereby peak holiday shopping could be materially affected.

We may not be able to adequately protect our intellectual property and may be required to engage in costly litigation as a protective measure.

To establish and protect our intellectual property rights, we rely upon a combination of trademark and trade secret laws, together with licenses, exclusivity agreements and other contractual covenants. In particular, the “Birks” and “Mayors” trademarks are of significant value to our retail operations. The measures we take to protect our intellectual property rights may prove inadequate to prevent misappropriation of our intellectual property. Monitoring the unauthorized use of our intellectual property is difficult. Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and diversion of resources, may result in counterclaims or other claims against us and could significantly harm our results of operations.

We may not successfully manage our inventory, which could have an adverse effect on our net sales, profitability and liquidity.

As a retail business, our results of operations are dependent on our ability to manage our inventory. To properly manage our inventory, we must be able to accurately estimate customer demand and supply requirements and purchase new inventory accordingly. If we fail to sell the inventory we manufacture or purchase, we may be required to write-down our inventory, which would have an adverse impact on earnings. Additionally, a substantial portion of the merchandise we sell is carried on a consignment basis prior to sale or is otherwise financed by vendors, which reduces our required capital investment in inventory. Any significant change in these consignment relationships could have a material adverse effect on our net sales and cash flows.

The retail jewelry industry is highly competitive and we may not be able to grow or maintain our market share.

The retail jewelry business is mature and highly competitive in the United States and Canada. We compete with foreign and domestic guild and leading luxury jewelers, specialty stores, national and regional jewelry chains, department stores, warehouse clubs and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, television home shopping networks and jewelry retailers who make sales through Internet sites. We believe that competition in our markets is based primarily on trust, quality craftsmanship, product design and exclusivity, product selection, service excellence, and, to a certain extent, price. Many competitors are substantially larger than us and have greater financial resources than we do. We may not be able to compete successfully with such competitors. Competition could cause us to lose customers, increase expenditures or reduce pricing, any of which could have a material adverse effect on our earnings and stock price.

As a luxury retail jeweler, our business is particularly susceptible to adverse economic conditions.

Jewelry purchases are discretionary for consumers and may be particularly and disproportionately affected by adverse trends in the general economy and the equity markets. The success of our operations depends to a significant extent upon a number of factors relating to discretionary consumer spending within the economy as a whole and in regional and local markets where we operate, including economic conditions (and perceptions of such conditions) affecting disposable consumer income such as employment wages and salaries, the performance of the stock market, business conditions, interest rates, availability and cost of credit and taxation. In addition, our stores operating under the Mayors brand are more dependent upon tourism, and many of our stores are dependent on the continued popularity of malls as a shopping destination and the ability of malls or tenants and other attractions to generate customer traffic for such stores.

A substantial portion of our customers use credit, either from our proprietary credit cards or another consumer credit source, to purchase jewelry. When there is a downturn in the general economy or increases in interest rates, fewer people may use credit. A downturn in the general economy could also adversely affect our ability to collect outstanding accounts receivable, and an increase in interest rates could result in reduced consumer spending, which could have a material adverse affect on our financial condition.

We have significant indebtedness, which could adversely affect our operations and financial condition.

We currently have a significant amount of indebtedness and significant debt service obligations. Our debt levels fluctuate from time to time based on seasonal working capital needs. The following table sets forth our estimated total indebtedness, total shareholders’ equity, total capitalization and ratio of total indebtedness to total capitalization as of March 25, 2006.

Total indebtedness	$106,394,000
Total shareholders’ equity	67,367,000

Total capitalization	$173,761,000

Ratio of total indebtedness to total capitalization	61.2%

This high degree of leverage could adversely affect our results of operations and financial condition. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	place us at a disadvantage compared to competitors that have a lower degree of leverage; and

•	negatively affect the price of our stock.

Our credit business may be adversely affected by changes in applicable laws and regulations.

The operation of our credit business subjects us to substantial regulation relating to disclosure and other requirements upon origination, servicing, debt collection and particularly upon the amount of finance charges we can impose. Any adverse change in the regulation of consumer credit could adversely affect our earnings. For example, new laws or regulations could limit the amount of interest or fees we could charge on consumer loan accounts, or restrict our ability to collect on account balances, which could have a material adverse effect on our earnings. Compliance with existing and future laws or regulations could require material expenditures or otherwise adversely affect our business or financial results. Failure to comply with these laws or regulations, even if inadvertent, could result in negative publicity, and fines, either of which could have a material adverse effect on our results of operations.

We may not be able to retain key personnel or replace them if they leave.

Our success is largely dependent on the personal efforts of Thomas A. Andruskevich, our President and Chief Executive Officer, and other key members of the senior management team. Although we have entered into employment agreements with Mr. Andruskevich and other key members of the senior management team, the loss of any of their services could cause our business to suffer. Our success is also dependent upon our ability to continue to hire and retain qualified financial, operations, development and other personnel. Competition for qualified personnel in the retail industry is intense, and we may not be able to hire or retain the personnel necessary for our planned operations.

Our business could be adversely affected if we are unable to successfully negotiate favorable lease terms.

As of March 25, 2006, we had 67 leased stores, which includes the capital lease of our Canadian headquarters and Montreal flagship store. The leases are generally for a term of five to ten years, with rent being a fixed minimum base plus, for a majority of the stores, a percentage of the store’s sale volume (subject to some adjustments) over a specified threshold. We have generally been successful in negotiating leases for new stores and lease renewals as our current leases near expiration. However, our business, financial condition, and operating results could be adversely affected if we are unable to continue to negotiate profitable lease and renewal terms.

Terrorist acts or other catastrophic events could have a material adverse effect on Birks & Mayors.

Additional terrorist acts, acts of war or hostility, natural disasters or other catastrophic events could have an immediate disproportionate impact on discretionary spending on luxury goods upon which our operations are dependent. For example, in the aftermath of the terrorist attacks carried out on September 11, 2001, tourism was significantly reduced in all of our markets, which had an adverse impact on net sales. Similarly, the SARS epidemic in Toronto, Ontario in the spring of 2003 had an adverse impact on net sales in our stores in that region. Similar future events could have a material adverse impact on our business and results of operations.

Risks Related to Class A Voting Shares

Our share price could be adversely affected if a large number of Class A voting shares are offered for sale or sold.

Future issuances or sales of a substantial number of our Class A voting shares by Birks & Mayors, Dr. Lorenzo Rossi di Montelera, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair Birks & Mayors’ ability to raise capital through future issuances of equity securities. We have approximately 3,489,753 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.

As a retail jeweler with a limited public float, the price of the Class A voting shares may fluctuate substantially, which could negatively affect the value of the Class A voting shares and could result in securities class action claims against us.

The price of the Class A voting shares may fluctuate substantially due to, among other things, the following factors: (1) fluctuations in the price of the shares of the small number of public companies in the retail jewelry business; (2) additions or departures of key personnel; (3) announcements of legal proceedings or regulatory matters; and (4) the general volatility in the stock market. The market price of the Class A voting shares could also fluctuate substantially if we fail to meet or exceed expectations for our financial results or if there is a change in financial estimates or securities analysts’ recommendations.

Significant price and value fluctuations have occurred in the past with respect to the securities of retail jewelry and related companies. In addition, because the public float of the Class A voting shares is relatively small, the market price of the Class A voting shares is likely to be volatile. There is limited trading volume in the Class A voting shares, rendering them subject to significant price volatility. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies, and that has often been unrelated to the operating performance of such companies. A number of other factors, many of which are beyond our control, could also cause the market price of the Class A voting shares to fluctuate substantially. In the past, following periods of downward volatility in the market price of a company’s securities, class action litigation has often been pursued against the respective company. If the Class A voting shares were similarly volatile and similar litigation were pursued against us, it could result in substantial costs and a diversion of our management’s attention and resources.

Birks & Mayors is governed by the laws of Canada, and, as a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the United States.

Birks & Mayors is governed by the laws of Canada. A substantial portion of our assets are located outside the United States, and some of our directors and officers are residents outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon Birks & Mayors or its directors and officers, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of Birks & Mayors and such directors or officers under the United States federal securities laws. There is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of the civil liabilities predicated upon the United States federal securities laws.

We expect to maintain our status as a “foreign private issuer” under the rules and regulations of the SEC and, thus, are exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a company incorporated in the U.S.

As a “foreign private issuer” we are exempt from rules under the Exchange Act that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our Class A voting shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act; nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning Birks & Mayors than there is for U.S. public companies.

If we were treated as a passive foreign investment company, or a PFIC, some holders of the Class A voting shares would be subject to additional taxation, which could cause the price of the Class A voting shares to decline.

We believe that the Class A voting shares should not be treated as stock of a PFIC for U.S. federal income tax purposes, and we expect to continue operations in such a manner that we will not be a PFIC. If, however, we are or become a PFIC, some holders of the Class A voting shares could be subject to additional U.S. federal income taxes on gains recognized with respect to the Class A voting shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Item 4.	Information on the Company

THE COMPANY

Corporate History and Overview

Birks & Mayors is a leading North American luxury jewelry brand which designs, develops, makes and retails fine jewelry, time pieces, sterling silver and gifts. As of June 30, 2006, Birks & Mayors operated 67 luxury jewelry stores, 39 stores under the Birks brand, located in all major cities across Canada, and 28 stores under the Mayors brand, located in Florida and Georgia. As a luxury jeweler, most of our jewelry products are constructed of 18 karat gold, platinum or sterling silver, with or without precious gemstones, with significant emphasis on quality craftsmanship and distinctive design. For the fiscal year ended March 25, 2006, we had net sales of $274.3 million.

Birks’ predecessor company was founded in Montreal in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. In addition to being a nationwide retailer with a strong brand identity, we are also highly regarded in Canada as a designer and maker of jewelry and a provider of recognition programs, service awards and business gifts. We believe that operating our stores, under the Birks and Mayors brands, distinguishes us from many competitors because we offer distinctively designed, exclusive products, a larger selection of distinctive higher quality merchandise at many different price points, and place substantial emphasis on the professionalism and training of our sales force.

From 1950 through 1990, Birks expanded significantly and by the early 1990s had approximately 220 stores in Canada and the United States. Birks undertook a period of rapid expansion in the 1980s, followed in the early 1990s by a period of declining margins and a significant erosion in consumer spending coupled with significantly higher indebtedness resulting from a family buy-out, which combined to cause Birks to experience significant financial losses. These financial difficulties ultimately led to the purchase of Birks by Borgosesia Acquisitions Corporation in 1993, a predecessor company of Regaluxe Investment S.á.r.l., which is referred to in this annual report as “Regaluxe.” Effective March 28, 2006, Regaluxe was acquired by merger by Iniziativa S.A., which is referred to in this annual report as “Iniziativa S.A.” Following the 1993 acquisition of Birks, Birks’ operations were rationalized and a program of returning Birks to its historic core strength as the leading Canadian luxury jeweler was initiated. In August 2002, Birks invested $15.05 million to acquire approximately 72% of the voting control in Mayors, which was experiencing an unsuccessful expansion beyond its core markets and significant losses.

Between August 2002 and November 2005 it became apparent to both Mayors and Birks management that it was in the best interest of the shareholders to combine the two companies. Management believed that such combination would create a stronger capital base, improve operating efficiencies, reduce the impact of regional issues, simplify the corporate ownership of Mayors, eliminate management and Board of Directors inefficiencies with managing intercompany issues, and possibly increase shareholder liquidity. Upon the consummation of the merger on November 14, 2005, each outstanding share of the Mayors common stock not currently owned by Birks was converted into 0.08695 Class A voting shares of Birks. As a result of the merger, Mayors common stock ceased trading on the American Stock Exchange (“AMEX”) and Birks & Mayors began trading on the AMEX under the trading symbol “BMJ.” Since the merger, Birks & Mayors has worked very diligently to fully integrate the Birks business with Mayors and believes the integration process is substantially complete. As a result of the merger, we believe the combined company has a stronger capital base, improved operational efficiencies and diversity and depth of its products and distribution capabilities.

We signed a lease to open a new Mayors store in Bonita Springs, Florida which is expected to open prior to the fiscal 2006 holiday season. We also signed a lease for a second new Mayors store location in Weston, Florida which we plan to open in the spring of 2007.

Since the beginning of fiscal 2003, we invested approximately $16.5 million of capital expenditures in our business. This was comprised of capital expenditures in our stores of $4.8 million (primarily associated with leasehold improvements and fixturing) and approximately $11.7 million in our corporate operations (primarily associated with our information technology infrastructure, head offices and the addition of our Rhode Island manufacturing facility). We expect to invest an additional $10 million to $11 million of capital expenditures in the fiscal year ending March 31, 2007 of which approximately half will be in the U.S. and half will be in Canada. We expect to finance these expenditures mainly from operating cash flow.

Our sales are divided into two principal product categories; jewelry and timepieces. Jewelry also includes sales of other product offerings we sell such as giftware, as well as repair and custom design services.

The following table compares our sales of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 25, 2006		March 26, 2005		March 27, 2004
Jewelry	$173,091	63.1%	$151,275	63.2%	$140,693	65.1%
Timepieces	101,232	36.9%	88,026	36.8%	75,563	34.9%

Total	$274,323	100.0%	$239,301	100.0%	$216,256	100.0%

The following table sets forth our operations in geographic markets in which we operate:

	Fiscal Year Ended
	March 25, 2006	March 26, 2005	March 27, 2004
Net Sales
Canada	$115,112	$96,601	$90,825
U.S.	159,211	142,700	125,431

Total Revenues	$274,323	$239,301	$216,256

Income (Loss) from continuing operations before income taxes
Canada	$2,992	$479	$(1,565)
U.S.	2,760	688	(7,824)

Total Income (loss) from continuing operations before income taxes	$5,752	$1,167	$(9,389)

Long-lived assets
Canada	$26,260	$24,142	$25,169
U.S.	36,562	21,700	19,520

Total long-lived assets	$62,822	$45,842	$44,689

Birks & Mayors is a Canadian corporation. Our corporate headquarters are located at 1240 Phillips Square, Montreal, Quebec, Canada H3B 3H4. Our telephone number is (514) 397-2511. Our website is www.birksandmayors.com.

Products

We offer distinctively designed, exclusive products and a large selection of distinctive high quality merchandise at many different price points. This merchandise includes designer jewelry, diamond, gemstone, and precious metal jewelry, rings, wedding bands, earrings, bracelets, necklaces, charms, baby jewelry, timepieces and giftware. Part of our strategy is to increase our exclusive offering of internally designed and/or produced goods to our customers, primarily through bridal, diamond and other fine jewelry as well as gold and sterling silver jewelry and timepieces to leverage the Birks and Mayors brands’ loyalty in their respective markets and to differentiate our products with unique and exclusive designs. In addition, we sell many of the finest brand name Swiss timepieces that are often not available from other jewelers in our markets.

Our Canadian stores, operating under the Birks brand, carry a large selection of brand name timepieces, including our own proprietary watch line as well as timepieces made by Cartier, Baume & Mercier, Omega, Tag Heuer, Breitling, Jaeger Le Coultre, Gucci, Concorde, Rado, Longines, Mont Blanc and Tissot. We also carry an exclusive collection of high quality jewelry and timepieces that we manufacture. We emphasize our own jewelry offerings and particularly our signature designers, Toni Cavelti, Michele della Valle and Esty but also include designer jewelry made by Roberto Coin, Kwiat, Ladyheart, which are exclusive to our stores in Canada. We also offer a variety of high quality giftware, including writing instruments and giftware made by Mont Blanc and Cartier.

Our U.S. stores, operating under the Mayors brand, carry a large selection of brand name timepieces, including timepieces made by Rolex, Cartier, Patek Philippe, Baume & Mercier, Omega, Charriol, Tag Heuer, Breitling, Corum, Rado, Chopard, Jaeger Le Coultre and Raymond Weil. Designer jewelry offerings in our stores operating under the Mayors brand include jewelry made by David Yurman, Aaron Basha, Charriol, Roberto Coin and DiModolo and a variety of high quality giftware, including writing instruments and giftware made by Cartier, Correia and Mont Blanc. In addition, stores operating under the Mayors brand carry Birks brand timepieces and jewelry products on an exclusive basis in the United States.

We have two primary channels of distribution: the retail division, which accounts for approximately 96% of sales, and the corporate sales division, which accounts for approximately 4% of sales.

Product Design, Development and Sourcing

We established a product development process that supports our strategic mission to further develop and enhance our product offering in support of brand development. The centerpiece of this process is the Design Review Committee, which ultimately approves all new product designs and introductions. Products which are not designed and internally manufactured are sourced from suppliers worldwide, enabling us to sell fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procure distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our gemstone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

Diamond, Gemstone, Pearl and Precious Metal Jewelry

In fiscal 2005, revenues from sales of diamond and precious gemstone and metal jewelry represented approximately 47% of our total net sales. We purchase and consign loose diamonds, gemstones and precious jewelry directly from cutters and dealers in international markets, such as Antwerp, Bangkok, Tel Aviv, and New York, gold jewelry from Italy and pearls from suppliers in Japan and Canada. The loose diamonds and other gemstones are frequently furnished to our in-house jewelry studios for setting, polishing and finishing in order to deliver a distinctive high quality finished product at the best possible value.

Manufacturing

We have manufacturing facilities in Montreal, Vancouver, Rhode Island and Florida that enable us to offer unique, exclusive and high-quality products through an efficient supply chain. Our manufacturing capabilities provide quality control; image enhancement by enabling us to promote our craftsmanship and exclusive design and manufacturing capabilities; improved economics by retaining the margin that would otherwise be paid to a third party provider; and capability to provide customized and/or special design jewelry for customers.

The Montreal facility is the largest of our manufacturing facilities and is involved in all aspects of manufacturing fine jewelry with the exception of the cutting of rough diamonds and other precious stones. Its focus is on manufacturing stone set jewelry. The Rhode Island factory is involved in the production of silver and gold jewelry as well as in stone set jewelry, while each of the Vancouver and Florida facilities focus on specific types of stone set jewelry.

Availability of Products

Although purchases of several critical raw materials, notably gold, diamonds and gemstones, are made from a relatively limited number of sources, we believe that there are numerous alternative sources for all raw materials used in the manufacture of our finished jewelry, and that the failure of any principal supplier would not have a material adverse effect on our operations. Any material changes in foreign or domestic laws and policies affecting international trade may have a material adverse effect on the availability of the diamonds, other gemstones, precious metals and non-jewelry products we purchase.

In fiscal 2005, we purchased jewelry, timepieces and giftware for sale in our stores from over 200 suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers, like Rolex, are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our vendors, especially Rolex, or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business. In fiscal 2005, merchandise supplied by Rolex and sold through our stores operating under the Mayors brand accounted for approximately 22% of our total net sales. If Rolex terminated its distribution agreement, such termination would have a material adverse effect on our business, financial condition and operating results. We believe that currently our relationships with our vendors are good.

Seasonality

Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher sales than any other quarter during the year. Sales by quarter in fiscal 2005 were 21%, 19%, 40% and 20%, respectively.

Retail Operations, Merchandising and Marketing

General

We believe we are distinguished from most of our competitors because we offer distinctively designed, exclusive products and a selection of distinctive high quality merchandise at a wide range of price points. We keep the majority of our inventory on display in our stores rather than at our distribution facility. Although each store stocks a representative selection of jewelry, timepieces, giftware and other accessories, certain inventory is tailored to meet local tastes and historical merchandise sales patterns of specific stores.

We believe that our stores’ elegant surroundings and distinctive merchandise displays play an important role in providing an atmosphere that encourages sales. We pay careful attention to detail in the design and layout of each store, particularly lighting, colors, choice of materials and placement of display cases. We also use window displays as a means of attracting walk-in traffic and reinforcing our distinctive image. Our Visual Display department designs and creates window and store merchandise case displays for all of our stores. Window displays are frequently changed to provide variety and to reflect seasonal events such as Christmas, Valentine’s Day and Mother’s Day.

Personnel and Training

We place substantial emphasis on the professionalism of our sales force to maintain our position as a leading luxury jeweler. We strive to hire only highly motivated, professional and customer-oriented individuals. All new sales professionals will attend an intensive training program where they are trained in technical areas of the jewelry business, specific sales and service techniques and our commitment to client service. Management believes that attentive personal service and knowledgeable sales professionals are key components to our success.

As part of our commitment to continuous, on-the-job training, we have established “Birks University” and “Mayors University,” a formalized system of in-house training with a primary focus on client service, selling skills and product knowledge that involves extensive classroom training, the use of detailed operational manuals, in-store mentorship programs and product knowledge testing. In addition, we conduct in-house training seminars on a periodic basis and administer training modules with audits to (i) enhance the quality and professionalism of all sales professionals, (ii) measure the level of knowledge of each sales professional, and (iii) identify needs for additional training. We also provide store management with more extensive management and client service training that emphasizes leadership skills, general management skills, “on-the-job” coaching and training instruction techniques.

Advertising and Promotion

One of our key marketing goals is to build on our reputation in our core markets as a leading luxury jewelry brand offering high quality merchandise in an elegant, sophisticated environment. For example, we frequently run advertisements that associate the “Birks” and “Mayors” brands with internationally recognized brand names such as Cartier, Patek Philippe and Rolex. Advertising and promotions for all stores are developed by our personnel in conjunction with outside creative professionals.

Our advertising reinforces our role as a world class luxury brand that aims to deliver a total shopping experience that is as memorable as our merchandise. Our marketing efforts, which consist of advertising, billboards, direct mailings, special events, media relations, public relations, distinctive store design and elegant displays, are shaped in large part by the brand positioning strategies as well as demographic and consumer trends affecting both the jewelry industry generally and the markets in which we operate.

Credit Operations

We have two private label credit cards, one for each of our brands. The Canadian operation for stores operating under the Birks brand is administered by Wells Fargo Canada, a wholly-owned Canadian subsidiary of Wells Fargo. The U.S. operation for stores operating under the Mayors brand is administered, principally, by Wells Fargo. In addition, stores operating under the Mayors brand also have a Mayors private label credit card which we administer.

Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks credit card, which are made with less than 20% recourse to us, accounted for approximately 9% of our net sales during fiscal 2005. Sales under Mayors proprietary credit card and Mayors private label credit card, which are made without recourse to us, together accounted for approximately 17% of our net sales during fiscal 2005.

Distribution

Our retail locations receive the majority of their merchandise directly from our distribution warehouses located in Tamarac, Florida and Montreal, Québec. Merchandise is shipped from the distribution warehouse utilizing various air and ground carriers. We also transfer merchandise between retail locations to balance inventory levels and to fulfill client requests, and a very small portion of merchandise is delivered directly to the retail locations from suppliers.

Competition

The North American retail jewelry industry is a $59.4 billion industry and is highly competitive and fragmented, with a few very large national and international competitors and many medium and small regional and local competitors. The market is also fragmented by price and quality. Although Birks and Mayors are luxury jewelry brands, we compete with companies within and outside of this segment. Our competitors include national and international jewelry chains as well as independent regional and local jewelry retailers. We also compete with other types of retailers such as specialty stores and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, televised home shopping networks, and Internet sites. Many of these competitors have greater financial resources than we do. We believe that competition in our markets is based primarily on the total brand experience including trust, quality craftsmanship, product design and exclusivity, product selection, service excellence, including after sales service, and, to a certain extent, price. With the consolidation of the retail industry that is occurring, we believe that competition with other general and specialty retailers and discounters will continue to increase. Our success will depend on various factors, including general economic and business conditions affecting consumer spending, the performance of national and international retail operations, the acceptance by consumers of our merchandising and marketing programs, store locations and our ability to properly staff and manage our stores.

Regulation

Our operations are affected by numerous federal, provincial and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of finance charges that may be charged by a credit provider. In addition to our proprietary private label credit cards, credit to our clients is primarily available through credit cards such as American Express®, Visa®, MasterCard® and Discover®, without recourse to us in the case of a client’s failure to pay. Any change in the regulation of credit that would materially limit the availability of credit to our traditional customer base could adversely affect our results of operations and financial condition.

We generally utilize the services of independent customs agents to comply with U.S. and Canadian customs laws in connection with our purchases of gold, diamond and other jewelry merchandise from foreign sources.

Trademarks and Copyrights

The designations Birks and Mayors, and the Birks and Mayors logos, are our principal trademarks and are essential to our ability to maintain our competitive position in the luxury jewelry segment. We maintain a program to protect our trademarks and will institute legal action where necessary to prevent others from either registering or using marks that are considered to create a likelihood of confusion with our trademarks. We are also the owner of the original jewelry designs created by our in-house designers and have entered into agreements with several outside designers pursuant to which these designers have assigned to us the rights to use copyrights of designs and products created for us.

Properties

Our head office is in Montreal, Québec. On December 12, 2000, we sold our head office building for Cdn$14,250,000 to Anglo Canadian Investments, L.P. As a condition of the transaction, we agreed that we would lease, on a net basis, the entire property from the purchaser, acting as landlord. We entered into a lease agreement pursuant to which we lease the office building including the Montreal flagship store for a term of 20 years ending December 11, 2020. The current net annual rental rate is Cdn$1,512,500 (approximately $1.3 million U.S. dollars) for the period terminating on December 11, 2006, and increases on a compounded basis by 10% on each third annual anniversary date thereafter (except for the last two years when no increase will take place). The lease is an absolute triple net lease to the landlord, and we are responsible for any and all additional expenses, including, without limitation, taxes and structural expenses. Subject to specific terms and conditions, we have four options to renew and extend the term of the lease for four further terms of five years each, except for the last option which is five years less eleven days, terminating on November 30, 2040. Subject to specific terms and conditions, we also have two options to purchase the premises, which may be exercised no later than six months prior to the end of the fifteenth year of the term of the lease and the end of the twentieth year of the term of the lease, respectively. Our U.S. operations are managed though a local headquarters located in Tamarac, Florida. We entered into a lease agreement for this location for a term of 15 years terminating on November 30, 2020. The current net annual rental rate is $478,510 for the period ending November 30, 2006. We have two options to renew for 5 years each.

We lease all of our store locations. We believe that all of our facilities are well maintained and in good condition and are adequate for our current needs. We are actively negotiating all leases that expire in the next 12 months. Following is a listing of all our properties as of June 30, 2006:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores

Canada:
Bayshore Centre	2,519	September 2008	Nepean, ON
Bloor	15,620	September 2014	Toronto, ON
Carrefour Laval	3,425	August 2012	Laval, QC
Chinook Shopping Centre	2,342	March 2015	Calgary, AB
Cornwall Centre	2,349	April 2010	Regina, SK
Fairview Mall	2,115	August 2008	North York, ON
Fairview Pointe-Claire	4,210	January 2007	Pointe-Claire, QC
First Canadian Place	2,243	May 2008	Toronto, ON
Guildford Town Centre	3,755	August 2007	Surrey, B.C.
Halifax	3,316	January 2009	Halifax, N.S.
Hillside Shopping Centre	2,639	March 2010	Victoria, B.C.
Lime Ridge Mall	2,450	September 2011	Hamilton, ON
London Galleria	5,179	December 2009	London, ON
Manulife Place	4,093	November 2009	Edmonton, AB
Montreal Flagship Store	19,785	December 2020 (1)	Montreal, QC
Oakridge Shopping Centre	2,176	May 2008	Vancouver, B.C.
Oakville Place	2,729	March 2010	Oakville, ON
Park Royal	3,537	September 2007	West Vancouver, B.C.
Pen Centre	3,588	April 2007	St. Catherines, ON
Place Ste-Foy	4,048	November 2005(2)	Ste-Foy, QC
Polo Park Centre	3,135	January 2007	Winnipeg, MB
Promenades St-Bruno	2,346	February 2008	St-Bruno, QC
Rideau Centre	7,233	April 2009	Ottawa, ON
Richmond Centre	1,563	April 2007	Richmond, B.C.
Rockland Centre	3,019	August 2008	Mont Royal, QC
Saskatoon	4,280	October 2008	Saskatoon, SK
Scarborough Town Centre	3,709	May 2008	Scarborough, ON
Sherway Gardens	4,611	February 2010	Etobicoke, ON
Southcentre Shopping Centre	2,986	August 2009	Calgary, AB

	Size (Square Feet)	Expiration of Lease	Location
Southgate Shopping Centre	2,905	September 2008	Edmonton, AB
Square One	3,360	April 2012	Mississauga, ON
St-John	2,038	August 2015	St-John, N.B.
Toronto Dominion Square	7,895	October 2011	Calgary, AB
Toronto Eaton Centre	4,552	April 2012	Toronto, ON
Vancouver	20,221	January 2010	Vancouver, B.C.
Victoria	2,460	December 2010	Victoria, B.C.
West Edmonton Mall	3,730	March 2010	Edmonton, AB
Whistler	552	December 2008	Whistler, B.C.
Yorkdale	2,530	April 2015	Toronto, ON

Operating Stores

United States:
Altamonte Mall	5,782	January 2011	Altamonte Springs, FL
Aventura Mall	3,447	January 2009	N. Miami Beach, FL
Bell Tower	4,578	January 2012	Fort Myers, FL
Boca Town Center	5,878	January 2007	Boca Raton, FL
Brandon Town Center	4,110	June 2015	Brandon, FL
Broward Mall	2,236	January 2010	Plantation, FL
Buckhead Store	10,000	April 2009	Atlanta, GA
Citrus Park Town Center	3,953	January 2010	Tampa, FL
City Place at West Palm Beach	6,113	January 2011	West Palm Beach, FL
Coconut Point	3,550	10 years from opening date(3)	Bonita Springs, FL
Dadeland Mall	5,700	January 2007	Miami, FL
The Falls	1,643	January 2009	Miami, FL
Florida Mall	5,070	January 2010	Orlando, FL
The Galleria at Fort Lauderdale	5,954	July 2016	Ft. Lauderdale, FL
International Plaza	5,583	January 2012	Tampa, FL
Lenox Square Mall	4,587	December 2006	Atlanta, GA
Lincoln Road	4,250	May 2009	Miami Beach, FL
Mall of Georgia	3,486	January 2010	Buford, GA
Mall at Millenia	4,532	January 2013	Orlando, FL
Mall at Wellington Green	4,001	January 2012	Wellington, FL
Miami International Mall	3,226	January 2016(3)	Miami, FL
North Point Mall	4,752	January 2012	Alpharetta, GA
Perimeter Mall	5,157	January 2009	Atlanta, GA
PGA Commons	5,197	April 2014	Palm Beach Gardens, FL
Seminole Towne Center	3,461	January 2016(3)	Sanford, FL
The Shops at Sunset Place	2,051	January 2010	South Miami, FL
Southgate Plaza	4,605	March 2010	Sarasota, FL
Treasure Coast Square	2,607	10 years from opening date(4)	Jensen Beach, FL
Village of Merrick Park	4,894	January 2013	Coral Gables, FL
Weston Commons	4,000	10 years from opening date(5)	Weston, FL

Other Properties
Rhode Island(6)	19,200	December 2024	Woonsocket, R.I.
Cavelti Factory	828	January 2011	Vancouver, B.C.
Overdale Avenue(7)	15,000	February 2007	Montreal, QC

(1)	This represents the retail square footage. The total area of our head office building, which includes the Montreal store, is 78,229 square feet. The remaining area of 58,444 square feet is used for offices, factories and a distribution center.
(2)	Lease renewal being discussed with landlord.
(3)	Based on terms and conditions of negotiated leases that have not yet been fully executed.
(4)	This will be a new location relocated within the mall. Expected opening is November 2006.
(5)	Lease executed, but store not yet under construction. Expected opening is March/April 2007.

(6)	In March 2005, we acquired the manufacturing facility in Rhode Island. The facility was acquired from Scojen Limited Partnership with a $1.3 million loan from the Rhode Island Industrial Facilities Corporation, the RIIFC, and a loan guaranty from the Rhode Island Industrial-Recreational Building Authority, the IRBA. The IRBA and RIIFC are quasi-public corporations created by the State of Rhode Island to promote economic development in Rhode Island. The loan was effected through a structure consisting of capital lease financing and mortgage insurance. The term of the lease is 20 years at an interest cost of 5% per annum plus a 1% guarantee fee per annum. At the end of the 20 year lease we will have the option to purchase the property for $1,000. For tax purposes, we are considered the current owner of the property.
(7)	Distribution center.

Total annual base rent for these locations for the year ended March 25, 2006 was approximately $13.0 million.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with, and is qualified by, our consolidated financial statements and the notes thereto included elsewhere in this annual report. The following discussion includes certain forward-looking statements. For a discussion of important factors, including the continuing development of our business, actions of regulatory authorities and competitors and other factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see Item 3., “Key Information” under the heading “Risk Factors” and the discussion under the heading “Forward-Looking Information” at the beginning of this annual report.

Throughout this annual report, we refer to our fiscal years ended March 25, 2006, March 26, 2005 and March 27, 2004 as fiscal 2005, fiscal 2004 and fiscal 2003, respectively. Our fiscal year consists of 52 weeks (reported in four 13-week periods) or 53 weeks (reported in three 13-week periods and one 14-week period), and ends on the last Saturday in March of each year. Fiscal 2005, 2004 and 2003 included 52 weeks.

We acquired approximately 72% of the voting control in Mayors on August 20, 2002. Since that date, the results of Mayors have been consolidated in our financial statements, subject to the deduction of the minority interest prior to the merger. As a result, our results in prior periods are not directly comparable.

Between August 2002 and November 2005 it became apparent to both Mayors and Birks management that it was in the best interests of the shareholders to combine the two companies. Management believed that such combination would create a stronger capital base, improve operating efficiencies, reduce the impact of regional issues, simplify the corporate ownership of Mayors, eliminate management and Board of Directors’ inefficiencies with managing intercompany issues, and possibly increase shareholder liquidity. Upon the consummation of the merger on November 14, 2005, each outstanding share of the Mayors common stock not currently owned by Birks was converted into 0.08695 Class A voting shares of Birks. As a result of the merger, Mayors common stock ceased trading on the American Stock Exchange (“AMEX”) and Birks & Mayors began trading on the AMEX under the trading symbol “BMJ.” Since the merger, Birks & Mayors has worked very diligently to fully integrate the Birks business with Mayors and believes the integration process is substantially complete.

Overview

Birks & Mayors is a leading designer, maker and purveyor of luxury jewelry, timepieces and giftware in the United States and Canada. As of March 25, 2006, we operated 39 stores under the Birks brand in most major metropolitan markets of Canada and 28 stores under the Mayors brand in Florida and Georgia. Our operations increased significantly as a result of our acquisition of approximately 72% of the voting power in Mayors in August 2002. Prior to the merger, we controlled Mayors through our ownership of Mayors preferred stock and common stock. Mayors was a majority-owned subsidiary of Birks and its results were consolidated in our results, subject to the deduction of the minority interest. Specifically, our results of operations for the periods after the acquisition of Mayors in August 2002 include 100% of Mayors revenues and expenses, with Mayors net loss allocated between Birks and the minority stockholders of Mayors based on their respective common stock ownership.

Because the acquisition of Mayors took place in August 2002, our results of operations include the results of U.S. operations for the entire period in fiscal 2005 and fiscal 2004 and fiscal 2003.

We operate our business in two geographic areas, Canada and the Southeast United States. We have two reportable segments, retail and other. Retail is comprised of all our retail operations in the U.S. and Canada. In Canada, we operate stores under the Birks brand. In the Southeast United States, we operate stores under the Mayors brand. Other consists primarily of our corporate sales division which services the business customer by providing them unique items for recognition programs, service awards and business gifts and also includes manufacturing which manufactures unique products for the retail segment of our business.

Our net sales are comprised of revenues (including retail, corporate, catalogue and internet sales), net of discounts, and service operations, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses. Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, design and creative, the jewelry studio, manufacturing costs, inventory shrink, inventory thefts, jewelry, watch and giftware boxes as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. Selling, general and administrative expenses (SG&A) include, but are not limited to, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, marketing (net of amounts received from vendors for cooperative advertising), credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal and public relations expenses. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles and trucks. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, warehousing costs and quality control costs. The amounts of these indirect costs in selling, general and administrative expenses are approximately $2.7 million, $2.7 million and $2.6 million for fiscal years 2005, 2004 and 2003 respectively.

We believe that the key drivers of our performance are our ability to:

•	execute our merchandising strategy to increase net sales and expand gross margin in existing stores by developing and marketing higher margin exclusive and unique products, and developing our internal capability to design, develop, manufacture or source products;

•	execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors as well as the Birks product brand, and to increase customer traffic and net sales through regional and national advertising campaigns on television, billboards, and print, catalog mailings, in-store client events, community relations, media and public relations, partnerships with key suppliers, such as Mayors relationship with Rolex, and associations with prestige institutions;

•	provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote the frequency and value of customer spending; and

•	expand distribution by selective new store openings in existing and new markets.

Foreign Currency

Because we have operations in the United States and Canada, our results are affected by foreign currency changes. Revenue and expenses incurred in Canadian dollars are translated into U.S. dollars for reporting purposes. Changes in the value of the Canadian dollar compared to the U.S. dollar between periods impact our results and affect period over period comparison. Over the past two years the value of the Canadian dollar has increased significantly compared to the U.S. dollar which, for reporting purposes, has increased our net sales and expenses from Canadian operations.

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We classify stores as new or comparable stores and do not include our non-retail store sales in comparable store calculations. New stores are stores that have been open for less than 12 full months. Stores enter the comparable store calculation in their thirteenth full month of operation. Stores that have been resized and stores that are relocated are evaluated on a case by case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated in local currency terms and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods.

The percentage increase in comparable stores sales for the periods presented below is as follows:

	Fiscal Year Ended
	March 25, 2006	March 26, 2005	March 27, 2004
Canada	7%	0%	2%
U.S.	13%	12%	16%

Total	11%	7%	10%

We believe the increase in overall comparable store sales for fiscal 2003 through fiscal 2005 is primarily the result of three factors: improvements in the U.S. and Canadian economies, successful execution of retail merchandising strategies which include increasing the level of exclusive merchandise and enhanced brand awareness as a result of implementation of targeted use of catalogs, television, outdoor and print advertising as well as other marketing programs. In particular, the comparable store sales increase in the U.S. of 13% and 12% for fiscal 2005 and 2004, respectively, was primarily attributable to the resurgence of the economy in Florida and Georgia during this period as well as the improved merchandising of the stores combined with effective marketing programs and retail store initiatives. The comparable store sales increase of 16% in the U.S. during fiscal 2003 was primarily a result of the stabilization and effective management of the retail businesses after the investment in Mayors by Birks. The comparable store sales in Canada of 7% during fiscal 2005 were the result of the strong Canadian economy and also the result of effective marketing programs and retail store initiatives. By comparison, the comparable store sales were unchanged in Canada in fiscal 2004 since sales increases achieved by effective marketing and merchandising programs were offset by lower January sales in 2005 compared with 2004.

Results of Operations

The following is a discussion of certain factors affecting our results of operations for fiscal 2005 and fiscal 2004. This discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this annual report.

Results of Operations

The following is a discussion of certain factors affecting our results of operations for fiscal 2005 and fiscal 2004. This discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this annual report.

Fiscal 2005 Compared to Fiscal 2004

The following table sets forth, for fiscal 2005 and for fiscal 2004, the amounts for certain items in our consolidated statements of operations.

	Fiscal Year Ended
	March 25, 2006	March 26, 2005
	(Amounts in thousands)
Net sales	$274,323	$239,301
Cost of sales	144,809	130,037

Gross profit	129,514	109,264

Selling, general and administrative expenses	109,748	95,864
Depreciation and amortization	5,621	4,749
Other items	(537)	(1,181)

Total operating expenses	114,832	99,432

Operating income	14,682	9,832
Interest and other financial costs	8,930	8,665

Income before Income taxes	5,752	1,167
Income taxes	40	—

Net income	$5,712	$1,167

Net Sales

	Fiscal Year Ended
	March 25, 2006	March 26, 2005
	(Amounts in thousands)
Net sales – Retail	$261,750	$228,350
Net sales – Other	12,573	10,951

Total Net Sales	$274,323	$239,301

Net sales were $274.3 million for fiscal 2005 compared to $239.3 million for fiscal 2004. The increase in net sales was primarily driven by higher comparable store sales growth of 11%. The increase in comparable store sales growth was primarily driven by an increase in the average sales amount per transaction. The sales growth of $35.0 million was also impacted by $7.6 million related to translating the sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar.

Cost of Sales

	Fiscal Year Ended
	March 25, 2006	March 26, 2005
	(Amounts in thousands)
Cost of sales – Retail	$134,830	$119,639
Cost of sales – Other	9,979	10,398

Total Cost of Sales	$144,809	$130,037

Costs of sales were $144.8 million for fiscal 2005 compared to $130.0 million for fiscal 2004. This increase was primarily the result of the increased volume of sales. Of the $14.8 million increase, $3.8 million was the result of the impact of translating the cost of sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar. Included in cost of sales for fiscal 2005 and 2004 was approximately $0.6 million and $0.4 million, respectively of depreciation expense associated with manufacturing operations.

Gross Profit. Gross profit was $129.5 million for fiscal 2005 compared to $109.3 million for fiscal 2004. Gross margin was 47.2% for fiscal 2005 compared to 45.7% for fiscal 2004. Of the $20.2 million increase in gross profit, $3.8 million was the result of the impact of translating the net sales and cost of sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar. The balance of the increase in gross profit and the gross margin percentage improvement was primarily due to the continued successful execution of retail and merchandising strategies aimed at increasing the sales of higher margin merchandise we design and make or source as well as improved inventory management.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $109.7 million, or 40.0% of net sales, for fiscal 2005 compared to $95.9 million, or 40.1% of net sales, for fiscal 2004. The increase in selling, general and administrative expenses for fiscal 2005 includes an increase of $3.6 million resulting from the impact of translating Canadian dollar expenses to U.S. dollars. The remaining increase in selling, general and administrative expense was primarily a result of higher variable costs associated with the higher level of sales and expanded marketing efforts. Included in SG&A for fiscal 2005 is $0.6 million of non-cash compensation income compared to $1.0 million of non-cash compensation expense in fiscal 2004. Also included in SG&A for fiscal 2005 are approximately $1.2 million of expenses incurred related to our decision to merge with Mayors that, in accordance with U.S. GAAP, were not capitalized as well as certain other legal expenses.

Depreciation and Amortization. Depreciation and amortization expense was $5.6 million for fiscal 2005 compared to $4.7 million for fiscal 2004. This $0.9 million increase was primarily due to an additional investment in fixed assets of $7.8 million.

Other items. Other items of approximately $0.5 million of income for fiscal 2005 were primarily related to adjustment of sales tax contingency estimates. The $1.2 million in other items in fiscal 2004 consists primarily of income as a result of a settlement of a sales tax audit for less than the amount accrued as well as the adjustment of other sales tax contingency estimate.

Interest and Other Financial Costs. Interest and other financial costs were $8.9 million for fiscal 2005 compared to $8.7 million for fiscal 2004. This increase was primarily due to the impact of the increase in value of the Canadian dollar compared to the U.S. dollar.

Fiscal 2004 Compared to Fiscal 2003

The following table sets forth, for fiscal 2004 and for fiscal 2003, the amounts for certain items in our consolidated statements of operations.

	Fiscal Year Ended
	March 26, 2005	March 27, 2004
	(Amounts in thousands)
Net sales	$239,301	$216,256
Cost of sales	130,037	118,861

Gross profit	109,264	97,395

Selling, general and administrative expenses	95,864	94,148
Depreciation and amortization	4,749	4,312
Other items	(1,181)	338

Total operating expenses	99,432	98,798

Operating income (loss)	9,832	(1,403)
Interest and other financial costs	8,665	7,986

Income (loss) before minority interest	1,167	(9,389)
Minority interest	—	7,175

Net income (loss)	$1,167	$(2,214)

Net Sales

	Fiscal Year Ended
	March 26, 2005	March 27, 2004
	(Amounts in thousands)
Net sales – Retail	$228,350	$206,351
Net sales – Other	10,951	9,905

Total Net Sales	$239,301	$216,256

Net sales were $239.3 million for fiscal 2004 compared to $216.3 million for fiscal 2003. The increase in net sales was primarily driven by a 7% increase in comparable store sales. Of the $23.0 million of net sales increase, $5.3 million was the result of the impact of translating the sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar. The balance of the increase in overall net sales for fiscal 2004 was driven by internal growth, primarily the result of an effective mix of successful retail merchandising strategies, increased focus on core inventory, effective new product development, enhanced marketing initiatives and customer events, and the continued increase in consumer confidence and spending compared to fiscal 2003.

Cost of Sales

	Fiscal Year Ended
	March 26, 2005	March 27, 2004
	(Amounts in thousands)
Cost of sales – Retail	$119,639	$108,187
Cost of sales – Other	10,398	10,674

Total Cost of Sales	$130,037	$118,861

Cost of sales were $130.0 million for fiscal 2004 compared to $118.9 million for fiscal 2003. This increase was primarily the result of the increased volume of sales. Of the $11.1 million increase, $2.7 million was the result of the impact of translating the cost of sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar. Included in cost of sales for fiscal 2004 and fiscal 2003 was approximately $0.4 million and $0.3 million, respectively of depreciation expense associated with manufacturing operations.

Gross Profit. Gross profit was $109.3 million for fiscal 2004 compared to $97.4 million for fiscal 2003. Gross margin was 45.7% for fiscal 2004 compared to 45.0% for fiscal 2003. Of the $11.9 million increase in gross profit, $2.7 million was the result of the impact of translating the net sales and cost of sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar. The balance of the increase in gross profit and gross margin was primarily due to the continued successful execution of merchandising strategies aimed at increasing the level of exclusive merchandise designed and made by us as well as the reduction of product markdowns in our stores.

Selling, general and administrative expenses. Selling, general and administrative expenses were $95.9 million, or 40.1% of net sales, for fiscal 2004 compared to $94.2 million, or 43.5% of net sales, for fiscal 2003. The increase in selling, general and administrative expenses for fiscal 2004 was primarily a result of an increase of $2.4 million resulting from the impact of translating Canadian dollar expenses to U.S. dollars, and an increase in expenses related to the increase in sales. Also impacting the increase were additional expenses related to our expanded marketing efforts. Selling, general and administrative expenses in fiscal 2004 also included $0.7 million of expenses incurred related to the restatement of certain reports previously filed by Mayors with the Securities and Exchange Commission and approximately $0.8 million of merger related expenses incurred by Mayors offset by $0.6 million related to the reduction of actuarial based health care accruals as a result of lower than expected health care claims and a net reduction of all other selling, general and administrative expenses of $0.8 million as well as by a decrease in non-cash compensation expense of $1.1 million due to a decrease in Mayors stock price. The decrease in selling, general and administrative expenses as a percentage of net sales for fiscal 2004 was primarily due to the positive impact of leveraging the incremental increase in net sales against that portion of the operating expenses that are fixed, such as fixed occupancy, overhead and depreciation, and a slight percentage decrease in variable expenses combined with cost savings and efficiencies.

Depreciation and Amortization. Depreciation and amortization expense was $4.7 million for fiscal 2004 compared to $4.3 million for fiscal 2004. This $0.4 million increase was primarily due to an additional investment in fixed assets and, to a lesser extent, to the impact of the increase in the value of the Canadian dollar compared to the U.S. dollar on the depreciation expense of the Canadian property and equipment.

Other items. Other items of approximately $1.2 million of income for fiscal 2004 consists primarily of income as a result of a settlement of a sales tax audit for less than the amount accrued as well as the adjustment of other sales tax contingency estimate.

Interest and Other Financial Costs. Interest and other financial costs were $8.7 million for fiscal 2004 compared to $8.0 million for fiscal 2003. This increase was primarily due to higher average interest bearing debt and by the impact of the increase in value of the Canadian dollar compared to the U.S. dollar on Canadian dollar interest expense offset partially by lower interest rates on that debt.

Minority Interest in Loss of Subsidiary. Minority interest in loss of subsidiary includes amounts attributed to the minority interest in Mayors and results from Birks consolidating the results of operations of Mayors, with losses from Mayors operations being allocated on a pro rata basis between Birks and Mayors minority stockholders based on their relative ownership of Mayors common stock, which represents Mayors residual equity. The minority interest in loss of Birks’ subsidiary was $7.2 million in fiscal 2003. Due to the significant losses by Mayors subsequent to the investment by Birks, the minority interest portion of the losses reduced the minority net assets to below zero. However, their investment is limited to nil since there is no guarantee of the losses by minority stockholders. In fiscal 2004, even though Mayors recorded a profit, the minority portion did not generate sufficient profit to bring the minority net assets to zero. Therefore, there is no recognition of the minority portion of the income on the statement of operations.

Liquidity and Capital Resources

We have a $135 million revolving working capital credit facility from Bank of America N.A. and GMAC Commercial Finance LLC, which matures on January 19, 2009.

We also have a $11.7 million junior secured term loan with Back Bay Capital. The junior secured term loan has a maturity date of August 18, 2007 and can be prepaid without penalty effective August 18, 2006, subject to the achievement of certain excess borrowing capacity thresholds on our revolving working capital facility. The junior secured term loan bears an effective interest rate of 12.75%.

Our working capital credit facility bears interest at a floating rate of prime or prime plus .25% depending on the excess borrowing capacity, or, at our election, at a LIBOR based rate plus 1.25%, or LIBOR based rate plus 1.50%, or, LIBOR based rate plus 2.00% depending on the excess borrowing capacity and fixed coverage ratio. On March 25, 2006 the borrowing was at Prime and at LIBOR plus 1.50%. Borrowing availability under our facility is determined based on the valuation of certain inventory, accounts receivable and, more specifically, by applying a certain advance rate to the net orderly liquidation value (NOLV) of such assets. The advance rates applied to the NOLV of the inventory will be adjusted higher concurrently with the prepayment of the junior secured term loan, if prepaid.

If after the prepayment of the junior secured term loan, we will need to use advance rates over 85% of the NOLV of inventory, the interest rate for the portion of the working capital credit facility supported by the advance rate over 85% will bear interest at LIBOR plus 4.50% or at prime plus 2.75%.

Our working capital credit facility is secured by a first priority lien over substantially all of our assets, including our subsidiaries assets. Under our facility, we must test two financial covenants at the end of each quarter if and when the average excess borrowing capacity for the last month of the quarter is lower than $8.75 million or the excess borrowing capacity is lower than $6.25 million at any time. The two financial covenants are:

i)	Minimum Fixed Charge Coverage Ratio of 1 to 1.

ii)	Minimum EBITDA at least equal to 80% of the planned EBITDA.

As of March 25, 2006, our excess borrowing capacity was $24.1 million.

Our working capital credit facility also contains limitations on our ability to pay dividends, more specifically, among others, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve month period.

We are currently in compliance with all the covenants contained in our credit facilities. We rely on borrowings under our working capital credit facility to fund our day-to-day operations.

Borrowings under our working capital credit facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 25, 2006	March 26, 2005
	(Amounts in thousands)
Working capital credit facility availability	$100,498	$91,587
Borrowing at period end	76,381	74,254

Excess borrowing capacity at period end	$24,117	$17,333

Average outstanding balance during the period	$81,298	$75,098
Weighted average interest rate for period	5.67%	5.02%

In addition to the working capital credit facility and the junior secured term loan, we have several other outstanding loans as of March 25, 2006: (1) a $2.2 million term loan from La Financière du Québec that bears interest at a rate of prime plus 1.5% per annum, which equated to 7.0% at March 25, 2006, and repayable in monthly installments through maturity in June 2010, (2) a $ 0.2 million loan payable to the Small Business Loan Fund Corporation, bearing interest at 6% per annum repayable in monthly installments maturing in April 2010, (3) a $0.1 million term loan with Sovereign Bank which bears interest at a rate of 6.75% and matures in February 2009 and (4) a $0.1 million non-revolving demand loan from Bank of Montreal bearing interest at an annual rate of prime plus 1% maturing in May 2009.

We had net cash flows from continuing operations of $14.0 million in fiscal 2005 and $6.4 million in fiscal 2004. In fiscal 2003, we used $3.0 million in cash flow from continuing operations to fund operations. The increase in cash flows from operations in fiscal 2005 was primarily the result of an increase in net earnings after adjustment for non-cash items, and higher level of accounts payable. The improvement in cash flow activity in fiscal 2004 was primarily result of increased earnings and decreased inventory compared to fiscal 2003.

Net cash used in investing activities was $6.8 million in fiscal 2005 and primarily related to capital expenditures for store renovations, one new store, and information technology and lease hold improvements for the new corporate office in Florida. Net cash used in investing activities was $4.9 million in fiscal 2004, primarily related to capital expenditures for information technology, the purchase of the Rhode Island manufacturing facility and store remodeling. Net cash used by investing activities was $3.6 million in fiscal 2003, primarily related to capital expenditures for leasehold improvements for our head office, one new store and information systems.

Net cash used in financing activities was $7.1 million for fiscal 2005, primarily related to payment of term loans and other debt instruments Net cash used in financing activities was $1.4 million in fiscal 2004, primarily related to the payment of bank indebtedness and term loans. Net cash provided by financing activities was approximately $7.3 million in fiscal 2003, primarily related to net borrowings under credit facilities less payment of other debt.

The following table discloses capital expenditures in fiscal 2005, 2004 and 2003.

	Fiscal Year Ended
	March 25, 2006	March 26, 2005	March 27, 2004
	(Amounts in thousands)
New stores and remodeling of old stores	$2,582	$686	$1,571
Purchase of new property	—	1,517	—
Other leasehold improvements	866	220	384
Electronic equipment and computer hardware	1,817	1,126	1,538
Furniture and fixtures	1,202	238	309
Manufacturing equipment	403	448	53
Other	958	327	206

Total capital expenditures(1)	$7,828	$4,562	$4,061

(1)	Includes capital expenditures financed by capital leases of $1.5 million in fiscal 2005, $1.6 million in fiscal 2004 and $0.4 million in fiscal 2003.

Capital expenditures for the fiscal year ending March 31, 2007 are projected to be approximately $10 million to $11 million.

Management believes that barring a significant external event that materially adversely affects our current business or the current industry trends as a whole, borrowing capacity under the working capital credit facility, projected cash flows from operations and other short term borrowings will be sufficient to support our working capital needs, capital expenditures and debt service for at least the next 12 months.

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of March 25, 2006 and the periods in which payments are due:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(Amounts shown in thousands of U.S. dollars)
Debt maturities	$90,575	$12,302	$77,662	$611	$—
Capital lease obligations	33,945	2,196	4,217	3,321	24,211
Employment agreements(1)	4,658	2,230	2,428	—	—
Operating lease obligations(2)	63,502	12,858	22,094	13,561	14,989
Fixed rate interest expenses(3)	18,762	2,160	2,977	2,836	10,789

Total	$211,442	$31,746	$109,378	$20,329	$49,989

(1)	Employment agreements do not include any open-ended employment contracts.
(2)	The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which we are obligated. CAM charges were $2,926 in fiscal 2005, $2,751 in fiscal 2004 and $2,448 in fiscal 2003.
(3)	The fixed rate interest expenses do not include floating rate interest payable on $78.6 million of floating rate debt, which as of March 25, 2006 bore interest at an average annual rate of 5.9%.

From time-to-time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. As at March 25, 2006, the amount guaranteed under such arrangements is approximately $2,000,000. The bad debt experience under these guarantees has been minimal and it is not probable that the Company will be required to make significant payments under these guarantees.

Off-Balance Sheet Arrangements

As of March 25, 2006, our only off-balance sheet arrangement was a letter of credit, in the amount of $0.3 million, issued under our credit facility to Wells Fargo. We do not believe that this letter of credit has or is reasonably likely to have a current or future material effect on our financial condition, results of operation or liquidity.

Leases

We lease all of our retail locations under operating leases with the exception of our Montreal store which is under a capital lease. Additionally, we have operating leases for certain equipment. The costs of no single lease are significant to us.

Operating leases for store locations are expensed over the term of the initial lease period. Lease renewal periods are available on most leases, however are not included in the accounting lease term because we believe there are no punitive terms or circumstances associated with non-renewal that would reasonably assure renewal. The accounting lease term typically includes a fixturing period which is expensed on a straight-line basis over the lease term. All reasonably assured rent escalations, rent holidays, contingent rent and rent concessions are included when considering the straight-line rent to be expensed. Lease incentives are recorded as deferred rent and amortized as reductions to lease expense over the lease term. Contingent rent payments are expensed as incurred, vary by lease and are based on a percentage of revenue above a predetermined sales level. This level is different for each location and includes and excludes various types of sales.

Leasehold improvements are capitalized and typically include fixturing and store renovations. Amortization of leasehold improvements begins on the date the asset was placed in service and extends to the lesser of the economic life of the leasehold improvement and the initial lease term. Our lease of our Montreal headquarters’ land and building is accounted for as a capital lease. We entered into a sale-leaseback transaction on the building which resulted in gross proceeds of $9,474,000 based on the foreign exchange rate on the day of the transaction (Cdn$14,250,000). The lease is for a 20-year period from the date of inception, December 12, 2000. The lease allows for several additional term extensions of the lease; however, management has only committed for the initial 20-year period. The implicit interest rate of the long-term debt associated with the capital lease is 10.74%.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results may differ from those estimates. These estimates and assumptions are evaluated on an on-going basis and are based on historical experience and on various factors that are believed to be reasonable.

We have identified certain critical accounting policies as noted below.

Revenue recognition

Sales are recognized at the point of sale when merchandise is taken or shipped. Shipping and handling fees billed to customers are included in net sales. Revenues for gift certificate sales and store credits are recognized upon redemption. Prior to recognition as a sale, gift certificates are recorded as accrued liabilities on the balance sheet. Certificates outstanding for more than 24 months and not subject to unclaimed property laws are recorded as income. Certificates outstanding for more than 24 months and subject to unclaimed property laws are maintained as accrued liabilities until remitted in accordance with local ordinance. Sales of consignment merchandise are recognized at such time as the merchandise is sold and are recorded on a gross basis in accordance with EITF 99-19 because we are the primary obligor of the transaction, have general latitude on setting the price, have discretion as to the suppliers, are involved in the selection of the product and have inventory loss risk. Sales are reported net of returns. We generally give our customers the right to return merchandise purchased by them within 10 to 30 days and record a provision at the time of sale for the effect of the estimated returns. Repair sales are recorded at the time the service is rendered.

Allowance for inventory shrink and slow moving inventory

The allowance for inventory shrink is estimated for the period from the last physical inventory date to the end of the reporting period on a store by store basis and at our factories and distribution centers. Such estimates are based on experience and the shrink results from the last physical inventory. The shrink rate from the most recent physical inventory, in combination with historical experience, is the basis for providing a shrink allowance.

We write down inventory for estimated slow moving inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Long-Lived Assets

Long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Measurement of an impairment loss for such long-lived assets would be based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Recent Accounting Pronouncements

In October 2005, the Financial Accounting Standards Board (“FASB”) issued Staff Position (“FSP” No FAS 13-1), Accounting for Rental Costs Incurred during a Construction Period, which requires that rental costs associated with ground or building operating leases incurred during a construction period be recognized as rental expense and included in income from continuing operations. FSP No FAS 13.1 is effective for the Company as of its fiscal year beginning March 26, 2006. The adoption of FSP No FAS 13-1 is not expected to have a material effect on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payments” which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. SFAS No. 123(R) generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, “Accounting for Stock Issued to Employees,” which was permitted under SFAS No. 123, as originally issued. SFAS No. 123(R) is effective for us as of our fiscal year beginning March 26, 2006. We believe the adoption of SFAS No. 123(R) will not have a material impact on our financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” to amend the guidance in Chapter 4, “Inventory Pricing,” of FASB Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins.” SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The Statement requires that those items be recognized as current-period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets — an Amendment of APB Opinion No. 29,” to address the accounting for nonmonetary exchanges of productive assets. SFAS No. 153 amends APB No. 29, “Accounting for Nonmonetary Exchanges,” which established a narrow exception for nonmonetary exchanges of similar productive assets from fair value measurement. SFAS No. 153 eliminates that exception and replaces it with an exception for exchanges that do not have commercial substance. Under SFAS No. 153 nonmonetary exchanges are required to be accounted for at fair value, recognizing any gains or losses, if the fair value is determinable within reasonable limits and the transaction has commercial substance. It specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective prospectively for nonmonetary asset exchange transactions in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on our financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligation to clarify that an entity must recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal 2005 and did not have a material impact on our financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to do so, in which case other alternatives are required. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We have not yet determined the impact, if any, the adoption of SFAS No. 154 will have on our financial position or results of operations.

Inflation

The impact of inflation on our operations has not been significant to date.

Item 6.	Directors, Senior Management and Employees

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our executive officers and directors, and their respective ages and positions as of June 30, 2006:

Name	Age	Position
Dr. Lorenzo Rossi di Montelera	65	Chairman of the Board & Director
Thomas A. Andruskevich	55	President, Chief Executive Officer & Director
Alain Benedetti	57	Director
Emily Berlin	59	Director
Shirley A. Dawe	60	Director
Elizabeth Eveillard	59	Director
Massimo Ferragamo	48	Director
Ann Spector Lieff	54	Director
Margherita Oberti	61	Director
Peter R. O’Brien	60	Director
Filippo Recami	55	Director
Joseph A. Keifer III	54	Executive Vice President & Chief Operating Officer
Daisy Chin-Lor	52	Executive Vice President & Chief Marketing Officer
Michael Rabinovitch	36	Senior Vice President & Chief Financial Officer
Marc Weinstein	52	Senior Vice President & Chief Administrative Officer
Aida Alvarez	43	Senior Vice President, Merchandising
Randolph Dirth	51	Senior Vice President, Merchandising
John C. Orrico	49	Senior Vice President, Supply Chain Officer
Miranda Melfi	42	Group Vice President, Legal Affairs & Corporate Secretary

Directors

Dr. Lorenzo Rossi di Montelera, age 65, has served as Chairman of our Board of Directors since 1993, and prior to the merger, Dr. Rossi served on the board of directors of Mayors. Dr. Rossi’s term as a director of

Birks & Mayors expires in 2006. He is also on the Board of Directors of Iniziativa S.A. (formerly Regaluxe), Vonwiller S.A. (Geneva), a portfolio management and financial services firm, Bacardi Martini B.V., Azimut S.p.A. and the Advisory Board of the Global Leadership Institute of New York. Dr. Rossi is the father-in-law of Mr. Carlo Coda-Nunziante who is our Group Vice President, Strategy & Business Development.

Thomas A. Andruskevich, age 55, has been our President and Chief Executive Officer since June 1996 and joined the Board of Directors of Birks in 1999. Mr. Andruskevich’s term as director expires in 2006. Since August 2002, he has been the President, Chief Executive Officer, and Chairman of the board of directors of Mayors. From 1994 to 1996, he was President and Chief Executive Officer of the clothing retailer Mondi of America. From 1989 to 1994, he was Executive Vice President of International & Trade of Tiffany & Co., and from 1982 to 1989, Mr. Andruskevich served as Senior Vice President and Chief Financial Officer of Tiffany & Co. He also serves on the board of directors of Brazilian Emeralds, Inc., and The Robbins Company.

Alain Benedetti, age 57, has been a member of our Board of Directors since November 2005. Mr. Benedetti’s term as a director of Birks & Mayors expires in 2006. He is also a Corporate Director and Vice-Chairman of the Board of the Canadian Institute of Chartered Accountants and incoming Chair thereof in September 2006. Prior to July 1, 2004, Mr. Benedetti was with Ernst and Young, LLP for 34 years. From 1998 to 2004 he was Vice-Chairman and Canadian Area Managing Partner of Ernst and Young, LLP. He also currently serves on the board of directors of the following publicly-held corporations: Russel Metals Inc. and Dorel Industries Inc. and as Governor of Dynamic Mutual Funds. In addition to his board seat at Russel Metals Inc. and Dorel Industries Inc., he is the Chair of their respective audit committees and he is the Chair of the governance committee of Dynamic Mutual Funds.

Emily Berlin, age 59, has been a member of our Board of Directors since November 2005. Ms. Berlin’s term as a director of Birks & Mayors expires in 2006. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005 and Senior Managing Director of Helm Holdings International since 2001. Based in Miami, Florida, the Helm Group of companies is a diversified privately owned group of companies operating principally in Latin America and the Caribbean. From 1974 to 2000, she was a member of the law firm of Shearman & Sterling, becoming a partner in 1981.

Shirley A. Dawe, age 60, has been a member of our Board of Directors since 1999. Ms. Dawe’s term as a director of Birks & Mayors expires in 2006. She is also a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management consulting company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the boards of directors of numerous public and private companies in Canada and the United States. She currently serves on the boards of directors of National Bank of Canada and The Bon-Ton Stores, Inc.

Elizabeth M. Eveillard, age 59, has been a member of our Board of Directors since November 2005. Ms. Eveillard’s term as a director of Birks & Mayors expires in 2006. She was a member of the board of directors of Mayors from August 2002 until November 14, 2005 and is an independent consultant with over 30 years of experience in the investment banking industry. During 2000-2003, she was a consultant and Senior Managing Director, Retailing and Apparel Group, Bear, Stearns & Co., Inc. During 1988-2000, she served as Managing Director and Head of the Retailing Group, PaineWebber Incorporated. From 1972 to 1988 she held various positions at Lehman Brothers, including Managing Director in the Merchandising Group. She serves on the boards of the following publicly-held and private companies: Beall’s, Inc.; Too, Inc.; and Retail Ventures, Inc. In addition to her board seats at the aforementioned companies, she is also a member of their respective compensation committees.

Massimo Ferragamo, age 48, has been a member of our Board of Directors since November 2005. Mr. Ferragamo’s term as a director of Birks & Mayors expires in 2006. He was a member of the board of directors of Mayors from October 2002 until November 14, 2005 and has been the Chairman of the Board of Ferragamo USA, Inc., which is the wholly owned subsidiary of Salvatore Ferragamo Italia. Mr. Ferragamo had held the position of President since 1985 and became Chairman in 2000. Ferragamo USA Inc. imports and distributes Ferragamo products throughout North America. He also serves on the Board of Directors of YUM! Brands, Inc. and the American Italian Cancer Foundation.

Ann Spector Lieff, age 54, has been a member of our Board of Directors since November 2005. Ms. Lieff’s term as a director of Birks & Mayors expires in 2006. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005 and is the founder of The Lieff Company, established in 1998, which is a Miami-based consulting group specializing in Chief Executive Officer mentoring, leadership development, corporate strategies to assist and expand organizations in the management of their business practices, and advisory services to corporate boards. She was Chief Executive Officer of SPEC’s Music from 1980 until 1998. Ms. Lieff currently serves as a member of the Executive Advisory Board, University of Denver Daniels College of Business and also serves on the board of directors of Herzfeld Caribbean Basin Fund, Claire’s Stores, Inc., and Hastings Entertainment, Inc. Ms. Lieff has a Bachelor of Arts degree in Sociology from the University of Denver, 1974.

Margherita Oberti, age 61, has been a member of our Board of Directors since 1993. Ms. Oberti’s term as a director of Birks & Mayors expires in 2006. Ms. Oberti was born near Turin, Italy, and resides in West Vancouver, B.C. Before coming to Canada, she studied at the University of Turin, where she obtained a Doctorate in Philosophy, and at the University of Milan, where she did post-doctoral studies in epistemology. After coming to Canada she also obtained a doctorate in classical studies from the University of British Columbia. Mrs. Oberti has been active in charity work, as a director of the Vancouver Foundation of Art Justice and Liberty, in education as a college professor, and in business as a director and officer of several companies, including Eccom Developments Ltd., the development company that built and sold two trend setting residential high rises, Seawalk Place, in West Vancouver, B.C. and Palais Georgia, in Vancouver.

Peter R. O’Brien, age 60, has been a director of Birks & Mayors since 1993. Mr. O’Brien’s term as a director of Birks & Mayors expires in 2006. He resides in Montreal, Canada and until December 31, 2005, was a senior partner in the Montreal office of Stikeman Elliott LLP, where he has worked since 1971. He has a varied practice in corporate and commercial law, acquisitions and real estate. He was the founding chairman of the Canadian Irish Studies Foundation, is a past chairman of the Montreal General Hospital Foundation, and is currently Chairman of the board of directors of the McGill University Health Centre Foundation.

Filippo Recami, age 55, has been a director of Birks & Mayors since November 1, 1999 and a Managing Director of Iniziativa S.A. (Luxembourg) since the beginning of 1999. Mr. Recami’s term as a director of Birks & Mayors expires in 2006. He has also been the Chief Executive Officer and Managing Director of Regaluxe Investment S.a.r.l since March 1999. After the merger on March 31, 2006 between Iniziativa and Regaluxe, Mr. Recami was appointed Chief Executive Officer of the company resulting from the merger, namely Iniziativa. He was also on the Mayors board of directors from October 2002 until November 14, 2005. Between 1978 and 1998, Mr. Recami had held senior management positions in several major public European corporations including Fiat S.p.A. (Italy), Sorin Biomedica S.p.A. (Italy), Sorin France S.p.A. (France), SNIA S.p.A. (Italy), and Rhône Poulenc S.A. (France). Mr. Recami holds a Certified Public Accountant title given by the Ministry of Justice of the Italian Government.

Other Executive Officers

Joseph A. Keifer, III, age 54, is our Executive Vice President & Chief Operating Officer having previously held such position at Mayors. Prior to joining Mayors, Mr. Keifer held the position of Vice President Merchandising for Birks from 1998 to 2002. From 1993 to 1997, Mr. Keifer was the Senior Vice President of Fine Jewelry Merchandise for Montgomery Ward. Prior to that, Mr. Keifer spent 21 years with Zale Corporation during which he held various positions, including Senior Vice President of Company Operations and President of the Bailey Banks & Biddle division.

Daisy Chin-Lor, age 52, is our Executive Vice President & Chief Marketing Officer for Birks & Mayors having held a similar position at Mayors since April 1, 2005. Ms. Chin-Lor has extensive experience in the international luxury goods environment, specifically in the area of high-end cosmetics. From 2002 to 2005, Ms. Chin-Lor was the Executive Vice President and Chief Marketing Officer for Elizabeth Arden Spas. From 2000 to 2001 she was the Executive Director of Russell Reynolds Associates. Prior to 2000, Ms. Chin-Lor spent two years establishing a market presence for Chanel in Thailand and spent nearly 20 years working for Avon Products.

Michael Rabinovitch, age 36, became our Senior Vice President & Chief Financial Officer effective August 1, 2005. Prior to joining Birks & Mayors, Mr. Rabinovitch had been Vice President of Finance of Claire’s Stores, Inc. since 1999. Before joining Claire’s Stores, Inc., Mr. Rabinovitch was Vice President of Accounting & Corporate Controller at an equipment leasing company. Mr. Rabinovitch spent 5 years with Price Waterhouse LLP, most recently as Senior Auditor. Mr. Rabinovitch is a licensed CPA and is a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants.

Marc Weinstein, age 52, has been our Chief Administrative Officer & Senior Vice President since November 14, 2005. He has also been an Executive Officer of Mayors since 1996. Prior to joining Mayors, Mr. Weinstein spent approximately 19 years with Burger King Corporation. During his tenure at Burger King, he gained extensive retailing, human resource and operations knowledge on both a domestic and international basis while holding a multitude of positions such as Vice President Managing Director in Europe, Vice President Operations and Vice President Human Resources.

Aida Alvarez, age 43, is our Senior Vice President Merchandising and held the position of Vice President Merchandising at Mayors since February 2001. From August 1989 to February 2001, Ms. Alvarez served as General Merchandise Manager, Divisional Merchandise Manager and Head Watch Buyer for Mayors. Prior to joining Mayors in August 1989, Ms. Alvarez worked for Zale Corporation as a Group Store Manager from 1987 to 1989.

Randolph Dirth, age 51, is our Senior Vice President, Merchandising and has been with Birks & Mayors since July 2004, prior to which time he did merchandising consulting for Birks & Mayors for 7 months. Before joining Birks & Mayors, Mr. Dirth managed, as the founder, Gourmet Giftmail, a web-based food gift business, from 1997 to 1999. From 1999 to 2001, he was CEO of Greater Good. Prior to such position, he held various executive positions in specialty retailing companies including Brookstone, Williams-Sonoma and Macy’s.

John C. Orrico, age 49, is our Senior Vice President and Supply Chain Officer and has been with Birks & Mayors since September 2003. In this role, Mr. Orrico is responsible for Product Development, Gemstone Operations, Manufacturing as well as the Central Watch Division. Before joining Birks & Mayors and Mayors, Mr. Orrico was Group Vice President, Merchandising Supply Chain Operations at Tiffany & Co. Mr. Orrico spent 14 years at Tiffany & Co. where he developed its manufacturing and supply chain strategies and oversaw its operations.

Miranda Melfi, age, 42, has been our Group Vice President, Legal Affairs and Corporate Secretary since April 3, 2006. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

COMPENSATION OF DIRECTORS AND OFFICERS

Director Compensation

Each director who is not an employee of the Company or any of its affiliates is entitled to receive an annual fee of $20,000 for serving on our Board of Directors. Directors who are not employees of the Company or any of its affiliates receive grants of 1,000 stock appreciation rights on April 1 of each year, and the audit committee chairperson is entitled to receive an additional annual fee of $10,000. In addition, in the event we form a special independent committee of directors, the chairperson of such committee shall be entitled to receive $10,000 for his or her service and the other members of the committee would each be entitled to receive $5,000 for their service on such committee. All directors are reimbursed for travel expenses incurred in connection with the performance of their duties as directors.

Since the consummation of the merger on November 14, 2005 until June 30, 2006, the Board of Directors held a total of 16 board of directors and committee meetings. During such period all directors attended all of the meetings of the Board of Directors and committees of which they were members.

Executive Compensation

We are a foreign private issuer and not a reporting issuer under Canadian securities laws and are therefore not required to publicly disclose detailed information about executive compensation in our home jurisdiction. Under the Canada Business Corporations Act, being the statute under which we were incorporated, we are only required to provide certain information on aggregate executive compensation. The aggregate compensation paid by us to our eight executive officers (including those executive officers of Mayors prior to the merger) in fiscal 2005 was approximately $4,613,770 (annual salary and bonus earned).

The summary compensation table and the option/SAR grants and exercise of options tables in the Management Proxy Circular which the Registrant will file of Form 6-K with the Securities and Exchange Commission in connection with the Registrant’s Annual Meeting of Shareholders to be held on September 8,2006, are incorporated herein by reference.

Birks & Mayors Equity Incentive Plans

Long-Term Incentive Plan

In 2006, Birks & Mayors adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks & Mayors business. As of June 30, 2006, there were 9,000 cash-based stock appreciation rights that were granted under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $6.12.

In general, the Long-Term Incentive Plan will be administered by Birks & Mayors Board of Directors or a committee designated by the Board of Directors. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The selection of the grantees and the nature and size of grants and awards will be wholly within the discretion of the administrator. The Long-Term Incentive Plan provides for the grant of incentive stock options that qualify under Section 422 of the Code and non-statutory options, stock appreciation rights, restricted stock awards, restricted stock units and performance unit or share awards, as such terms are defined in the Long-Term Incentive Plan.

The Long-Term Incentive Plan authorizes the issuance of 900,000 Class A voting shares, which will consist of authorized but unissued Class A voting shares. In the event of a stock dividend, stock split, reverse stock split, combination or reclassification or similar transaction or other change in corporate structure affecting Class A voting shares, adjustments will be made to the Long-Term Incentive Plan.

We cannot issue Class A voting shares or awards under the Long-Term Incentive Plan if such issuance, when combined with the Class A voting shares issuable under any of our other equity incentive award plans and all other Class A voting shares issuable under the Long-Term Incentive Plan would exceed 1,304,025 Class A voting shares, unless the issuance of such shares or awards in excess of this limit is approved by the shareholders of the Company. This limit shall not restrict however, the Company to issue awards under the Long-Term Incentive Plan that are payable other than in shares, including cash-settled stock appreciation rights.

In the event of a change in control of Birks & Mayors, the administrator, at its sole discretion, may determine that all outstanding awards will become fully and immediately exercisable and vested. In the event of dissolution or liquidation of Birks & Mayors, the administrator may, at its sole discretion, declare that any stock option or stock appreciation right shall terminate as of a date fixed by the administrator and give the grantee the right to exercise such option or stock option right.

In the event of a merger or asset sale or other change in control, as defined by the Long-Term Incentive Plan, the administrator may, in its sole discretion, take any of the following actions or any other action the administrator deems to be fair to the holders of the awards:

•	Provide that all outstanding awards upon the consummation of such a merger or sale shall be assumed by, or an equivalent option or right shall be substituted by, the successor corporation or parent or subsidiary of such successor corporation;

•	Prior to the occurrence of the change in control, provide that all outstanding awards to the extent they are exercisable and vested shall be terminated in exchange for a cash payment equal to the change in control price; or

•	Prior to the occurrence of the change in control, provide for the grantee to have the right to exercise the award as to all or a portion of the covered stock, including, if so determined by the administrator, in its sole discretion, shares as to which it would not otherwise be exercisable.

Employee Stock Purchase Plan

In 2006, Birks & Mayors adopted an Employee Stock Purchase Plan (“ESPP”), which was approved in February 2006. The ESPP permits eligible employees, which do not include executives of Birks & Mayors Inc., to purchase our Class A voting shares from Birks & Mayors at 85% of its fair market value through regular payroll deductions. A total of 100,000 shares of our Class A voting shares are reserved for issuance under the ESPP. As of June 30, 2006, no shares have been issued under the ESPP.

Birks’ Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of our business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of June 30, 2006 there were 162,637 Class A voting shares underlying options granted under the Birks ESOP. The options outstanding under the Birks ESOP have a weighted average exercise price of $6.66.

Mayor’s Long-Term Incentive Plan

Mayors Equity-Incentive Plans

Long-Term Incentive Plan

In fiscal 2004, Mayor’s adopted a Long-Term Incentive Plan (the “Mayor’s LTIP”) to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Mayor’s business. Effective as of November 15, 2005, no further awards will be granted under the Mayor’s LTIP. However, the Mayor’s LTIP will remain effective until the outstanding awards thereunder terminate or expire by their terms. As of June 30, 2006, there were 113,034 Class A voting shares underlying awards granted under the Mayor’s LTIP. The awards outstanding under the Mayor’s LTIP have a weighted average exercise price of $6.21.

1991 Stock Option Plan

Mayor’s also adopted a stock option plan in 1991 in order to make option awards to key employees and directors. Effective as of November 15, 2005, no further awards will be granted under this plan. However, this plan will remain effective until the outstanding awards thereunder terminate or expire by their terms. As of June 30, 2006 there were 356,210 Class A voting shares underlying options granted under the plan. The options outstanding under this plan have a weighted average exercise price of $13.82.

BOARD PRACTICES

Our bylaws state that the Board of Directors will meet immediately following the election of directors at any annual or special meeting of the shareholders and as the directors may from time to time determine. See “Item 10. Additional Information—Articles of Incorporation and Bylaws.”

Under our Articles of Incorporation, directors serve one-year terms although they continue in office until successors are appointed. None of the members of our board has service agreements providing for benefits upon termination of employment, except for Mr. Andruskevich. See “Item 10 Additional Information—Material Agreements—Employment Agreements.”

Since the merger, our Board of Directors held a total of 16 Board of Directors and committee meetings. During such period, all directors attended all of the meetings of our Board of Directors and committees of which they were members.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the six committees of the Board of Directors:

1. Audit Committee. We have a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. Since the merger, the audit committee held two meetings. Alain Benedetti (Chair), Emily Berlin and Ann Spector Lieff, each of whom is financially literate and an independent, non-employee director of Birks & Mayors, currently constitute the audit committee. We have determined that Alain Benedetti qualifies as an “audit committee financial expert” as defined in the rules of the American Stock Exchange.

2. Compensation Committee. We have a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and other executive officers of Birks & Mayors. Since the merger, the compensation committee held 2 meetings. Elizabeth Eveillard (Chair), Alain Benedetti, and Massimo Ferragamo, each of whom is an independent, non-employee director of Birks & Mayors, currently constitute the compensation committee.

3. Nominating Committee. We have a standing nominating committee in accordance with the SEC rules and American Stock Exchange listing standards on nominating committees. The nominating committee is governed by a written charter. The nominating committee is responsible for nominating potential nominees to the Board of Directors. Since the merger, the nominating committee held one meeting. Emily Berlin (Chair), Ann Spector Lieff, and Massimo Ferragamo, currently constitute the nominating committee. All members of the nominating committee are independent as defined by the American Stock Exchange listing standards. Our policy with regard to the consideration of any director candidates recommended by a shareholder is that we will consider such candidates and evaluate such candidates by the same process as candidates identified by the nominating committee.

4. Corporate Governance Committee. We have a standing corporate governance committee. The corporate governance committee is responsible for overseeing all aspects of our corporate governance policies. The corporate governance committee is also responsible for the oversight and review of all related party transactions. Since the merger, the corporate governance committee held two meetings. Our corporate governance committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. Shirley A. Dawe (Chair), Ann Spector Lieff, and Emily Berlin, each of whom is an independent, non-employee director of Birks & Mayors, currently constitute the corporate governance committee.

5. Executive Committee. We have a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between Board of Directors meetings for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in our operations, including but not limited to, the supervision of management and the implementation of policies, strategies and programs. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. The current members of the executive committee are: Thomas A. Andruskevich (Chair), Lorenzo Rossi di Montelera, Filippo Recami, Peter O’Brien and Shirley A. Dawe. Since the merger, the executive committee held four meetings.

6. Strategy Committee. We have a standing strategy committee. The Strategy Committee’s mandate is to assist the board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The Strategy Committee is comprised of at least three members of the Board of Directors. The current members of the strategy committee are Filippo Recami (Chair), Thomas A. Andruskevich, Lorenzo Rossi di Montelera and Margherita Oberti. Since the merger, the strategy committee held two meetings.

EMPLOYEES

As of March 25, 2006, we employed 1,063 persons. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, retraining, training and developing the best people in our industry.

Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations and corporate sales. The table below sets forth headcount by category and geographic location for the periods indicated:

	Canada	U.S.	Total
As of March 25, 2006:
Administration	387	166	553
Retail	246	264	510

Total	633	430	1,063

As of March 26, 2005:
Administration	361	150	511
Retail	338	248	586

Total	699	398	1,097

As of March 27, 2004:
Administration	365	129	494
Retail	359	259	618

Total	724	388	1,112

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of June 30, 2006 by each executive officer and each director:

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Beneficially Owned
Dr. Lorenzo Rossi di Montelera(1)	7,727,316	68.9%
Thomas A. Andruskevich(2)	844,425	19.7%
Shirley A. Dawe(3)	870	*
Margherita Oberti(4)	5,000	*
Peter R. O’Brien(5)	7,529	*
Filippo Recami(6)	262,227	7.0%
Alain Benedetti(7)	2,000	*
Massimo Ferragamo(8)	4,346	*
Emily Berlin(9)	47,821	1.4%
Elizabeth Eveillard(10)	91,296	2.6%
Ann Spector Lieff(11)	14,466	*
Joseph A. Keifer, III(12)	133,501	3.7%
Michael Rabinovitch(13)	7,245	*
Randolph Dirth(14)	26,737	*
Daisy Chin-Lor(15)	1,449	*

*	Less than 1%.
(1)	Includes (a) options to purchase 9,346 Class A voting shares which are currently exercisable or exercisable within 60 days, (b) 6,118,384 Class A voting shares to which Iniziativa (formerly Regaluxe) would be entitled upon conversion of the Class B multiple voting shares held by Iniziativa (formerly Regaluxe) and (c) 1,599,586 Class A voting shares to which Montrolux S.A. would be entitled upon conversion of the Class B multiple voting shares held by Montrolux. Dr. Rossi exercises voting and investment control over the securities held of record by Montrolux and Iniziativa (formerly Regaluxe and its affiliates).
(2)	Includes (a) options and stock appreciation rights to purchase 672,750 Class A voting shares which are currently exercisable or exercisable within 60 days (including the option which gives him the right to purchase 260,804 Class A voting shares representing 2% of the total issued and outstanding shares of the Company (on a fully diluted basis) if such option were exercised as of June 30, 2006), (b) warrants to purchase 131,209 Class A voting shares, and (c) 40,466 Class A voting shares.

(3)	Includes 870 Class A voting shares.
(4)	Includes options to purchase 5,000 Class A voting shares.
(5)	Includes options to purchase 5,000 Class A voting shares and 2,529 Class A voting shares.
(6)	Includes options to purchase 131,018 Class A voting shares and warrants to purchase 131,209 Class A voting shares.
(7)	Includes options to purchase 2,000 Class A voting shares.
(8)	Includes options to purchase 4,346 Class A voting shares.
(9)	Includes options to purchase 4,346 Class A voting shares and 43,475 Class A voting shares.
(10)	Includes options to purchase 4,346 Class A voting shares and 86,950 Class A voting shares owned by her husband.
(11)	Includes options to purchase 4,346 Class A voting shares, 4,347 Class A voting shares and 5,773 Class A voting shares held by trusts of which she is a 25% beneficiary and has shared voting and investment power as trustee.
(12)	Includes options to purchase 74,666 Class A voting shares which are currently exercisable or exercisable within 60 days, warrants to purchase 48,110 Class A voting shares and 10,117 Class A voting shares held directly and 608 Class A voting shares held indirectly.
(13)	Includes stock appreciation rights to purchase 7,245 Class A voting shares which are currently exercisable or exercisable within 60 days.
(14)	Includes options to purchase 5,000 Class A voting shares which are currently exercisable or exercisable within 60 days and 21,737 Class A voting shares.
(15)	Includes stock appreciation rights to purchase 1,449 Class A voting shares which are currently exercisable or exercisable within 60 days.

For arrangements involving the issuance or grant of options or shares of the Company to such named executive officers, see above under heading “Executive Compensation” and Item 10. “Additional Information—Material Agreements—Employment Agreements.”

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of June 30, 2006 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and Class B multiple voting shares. Unless otherwise indicated in the table, each of the individuals named below has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 3,489,753 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on June 30, 2006, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this annual report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of June 30, 2006 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

Name of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percentage of Beneficially Owned
Dr. Lorenzo Rossi di Montelera(2)	7,727,316	68.9%
Thomas A. Andruskevich(3)	844,425	19.7%
Iniziativa S.A.(4)	6,118,384	63.7%
Prime Investments SA(5)	1,536,047	44.0%
Filippo Recami(6)	262,227	7.0%
Montrolux S.A. (7)	1,599,586	31.4%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.
(2)	Includes (a) options to purchase 9,346 Class A voting shares which are currently exercisable or exercisable within 60 days, (b) 6,118,384 Class A voting shares to which Iniziativa S.A. (formerly Regaluxe and its affiliates) would be entitled upon conversion of the Class B multiple voting shares held by Iniziativa S.A. (formerly Regaluxe and its affiliates), and (c) 1,599,586 Class A voting shares of which Montrolux S.A. would be entitled upon conversion of the Class B multiple voting shares held by Montrolux. Dr. Rossi exercises joint voting and investment control over the securities held of record by Montrolux and Initziativa (formerly Regaluxe and its affiliates).
(3)	Includes (a) options and SARs to purchase 672,750 Class A voting shares which are currently exercisable or exercisable within 60 days (including the option which gives him the right to purchase 260,804 Class A voting shares representing 2% of the total issued and outstanding shares of the Company (on a fully diluted basis) if such option were exercised as of June 30, 2006), (b) warrants to purchase 131,209 Class A voting shares, and (c) 40,466 Class A voting shares.
(4)	Comprised of 6,118,384 Class A voting shares to which Iniziativa (formerly Regulaxe and its affiliates) would be entitled upon conversion of the Class B multiple voting shares held by it.
(5)	The Company has been advised that Deutsche Bank International Trust Co. Limited, as Trustee of Pine Trust and The Beech Settlement, exercises voting and investment control over the securities held of record by Prime Investments SA.
(6)	Includes options to purchase 131,018 Class A voting shares which are currently exercisable or exercisable within 60 days and warrants to purchase 131,209 Class A voting shares which are currently exercisable or exercisable within 60 days.
(7)	Includes 1,599,586 Birks Class A voting shares to which Montrolux would be entitled upon conversion of the Class B multiple voting shares held by Montrolux. Dr. Rossi exercises joint voting and investment control over the securities held of record by Montrolux.

RELATED PARTY TRANSACTIONS

Gemstone and Diamond Supply Agreements

On February 10, 2006, the Board of Directors of the Company authorized the Company to purchase gemstones from Brazilian Emeralds, Inc. (“Brazilian Emeralds”) from time to time. Thomas A. Andruskevich, the Company’s President and Chief Executive Officer is a non-controlling shareholder and director of Brazilian Emeralds. An internal committee of the Company, which will report to the Corporate Governance Committee twice per year, will approve purchases and monitor the competitiveness of Brazilian Emeralds’ prices. Thus, the Board of Directors approved a waiver of the Company’s Code of Conduct and Code of Ethics for Senior Financial Officers when it approved these purchases from Brazilian Emeralds. The Company has not purchased any products from this supplier to date.

On August 15, 2002, Birks entered into a Diamond Inventory Supply Agreement with Prime Investments SA and a series of conditional sale agreements with companies affiliated with Prime Investments SA pursuant to which Prime Investments SA or a related party is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2005, Birks purchased approximately $4.9 million of diamonds from Prime Investments SA and related parties. In addition, Birks purchased approximately $0.3 million of finished goods in fiscal 2005. Prime Investments SA beneficially owns 44.0% of the outstanding shares of Birks & Mayors.

Management Consulting Services Agreement

On February 10, 2006, our Board of Directors, approved the Company entering into a Management Consulting Services Agreement with Iniziativa S.A. Under the agreement, Iniziativa S.A. is to provide advisory, management and corporate services to the Company for approximately US$235,500 per quarter through the period ending March 31, 2007, plus out of pocket expenses. The initial term of the Agreement begins on April 1, 2006 and ends on March 31, 2007. The Agreement may be renewed for additional one year terms by the Company. Two of the Company’s directors, Filippo Recami and Dr. Lorenzo Rossi di Montelera, are affiliated with Iniziativa S.A. Iniziativa S.A. is the controlling shareholder of the Company. Mr. Recami is the Chief Executive Officer of Iniziativa S.A. and Dr. Rossi is Chairman of the Board of Iniziativa S.A. and shares joint voting control over the majority of the shares of Iniziativa S.A. Fees paid by is to Regaluxe and Initziativa under the current and prior year agreements were approximately $923,000, $916,000 and $842,000 in fiscal 2005, 2004 and 2003, respectively. Our Board of Directors waived our Code of Conduct relating to related party transactions when the Board of Directors approved our entering into the agreement with Iniziativa S.A.

Also, on February 10, 2006, our Board of Directors approved the Company entering into a consulting arrangement with Mariangela Federighi. Ms. Federighi will provide a maximum of 500 hours of consulting services, at a rate of CAD$30 per hour, over a one-year term. We will reimburse Ms. Federighi for reasonable expenses incurred in the fulfillment of her consulting services. Ms. Federighi is the daughter-in-law of Dr. Rossi, who is our Chairman of the Board and controlling shareholder. Our Board of Directors, on February 10, 2006, approved a waiver of our Code of Conduct in allowing Ms. Federighi to provide us her consulting services.

Arrangements with Directors

On April 23, 2004, four of our directors, Lorenzo Rossi di Montelera, Peter R. O’Brien, Shirley A. Dawe and Margherita Oberti, and one former director, Rosamond Ivey, were each awarded 5,000 options to purchase Birks & Mayors stock in lieu of directors’ fees and fees for attending committee meetings. On July 9, 2005, Ms. Dawe relinquished the 5,000 options and received as consideration a cash payment in respect of directors’ fees (Cdn$15,000) and committee fees (Cdn$4,000) for the year ending March 26, 2005.

We retain Pheidias Project Management and Oberti Architectural & Urban Design for project management and architectural services. Pheidias Project Management and Oberti Architectural have been involved in almost all renovations and our new stores since 1993, as well as in the renovation of our executive offices. The principal of Pheidias Project Management and Oberti Architectural is the spouse of Margherita Oberti, one of our directors. For fiscal 2005, Pheidias Project Management and Oberti Architectural & Urban Design as project managers and architects charged us approximately $532,000 for services rendered.

On a continuing basis, we receive Canadian legal services from the law firm Stikeman Elliott LLP, of which Peter R. O’Brien is a former senior partner since December 2005. Peter R. O’Brien is also one of our directors. For fiscal 2005, Stikeman Elliott LLP charged us approximately $373,000 for legal services rendered and expenses.

Separation Agreement

On January 18, 2005, Birks & Mayors and John D. Ball, our former Senior Vice President and Chief Financial Officer, entered into a separation Agreement. Under the terms of the agreement, John D. Ball benefited from a six-and-a-half month working notice period during which he continued to be a Birks employee and continued to receive his salary and benefits. In addition, we repurchased 8,093 Class A voting shares that Mr. Ball beneficially owns, at Cdn$10.00 a share. All of Mr. Ball’s stock options vested on March 25, 2005. On May 12, 2005, Mr. Ball and Birks entered into an agreement whereby Birks recommended that Mayors repurchase Mr. Ball’s 501,348 warrants to purchase Mayors common stock for a price of US$150,000. Upon payment, Mr. Ball waived certain rights that he had or may have had including payout of salary after July 1, 2005 otherwise due under his agreement. On May 26, 2005, Mayors entered into a Warrant Redemption Agreement with Mr. Ball. Under the terms and conditions of the agreement, Mayors agreed to repurchase all of Mr. Ball’s warrants to purchase common stock of Mayors for US$150,000. Additionally, Mr. Ball agreed to release Mayors from any and all claims arising from or related to the warrants. In connection with the purchase of the warrants, Mayors received a waiver from its lenders under the Mayors credit facility then in place.

Convertible Notes

On August 20, 2002, Henry Birks & Sons Holdings Inc. issued a convertible note of $2.5 million to Iniziativa S.A. secured by our investment in Mayors capital stock. The note was non-interest bearing until September 29, 2007 and bore 6.0% interest per annum thereafter, payable on the principal repayment dates. The convertible note was convertible into common shares of Birks, at the option of the holder. On March 14, 2005, the convertible note was cancelled, and we issued a new convertible note to Iniziativa S.A. The new convertible note had the same terms and conditions as the cancelled convertible note except that the new convertible note issued to Iniziativa S.A. bears 0.25% interest per annum from the date of issuance until September 29, 2007 and is convertible into 504,876 Class B multiple voting shares. Pursuant to the merger, the convertible note was converted into Class B multiple voting shares.

On September 30, 2002, Birks issued a convertible note of $2.5 million to Prime Investments SA secured by our investment in Mayors capital stock. The note was non-interest bearing until September 29, 2007 and bore 6.0% interest per annum thereafter, payable on the principal repayment dates. The convertible note issued to Prime Investments SA was, pursuant to an amendment made on March 14, 2005, convertible into 512,015 Class A voting shares, at the option of the holder. Pursuant to the merger, this convertible note to Prime Investments was converted into Class A voting shares.

Loans from Iniziativa S.A.

Iniziativa S.A. issued us a loan pursuant to a loan agreement, dated as of February 16, 2004, as amended as of February 23, 2004, for Cdn$2.5 million. The loan was secured by an interest in our moveable property. It was subordinated and bore net interest, after withholding taxes, of 12.0% per annum until September 2005, and increased to 14.0% per annum thereafter. The loan was pre-payable by us without penalty, but principal and interest was repayable only if authorized by GMAC. The loan was completely repaid by us on January 19, 2006.

On March 1, 2002, Regaluxe also issued Birks a loan for Cdn$823,695, to be repaid in four annual installment of Cdn$205,924, and bearing interest, payable semi-annually, at a rate of 3.55% per annum. The loan was completely repaid on March 1, 2006.

Letter of Credit from Iniziativa S.A.

On May 19, 2005, Iniziativa S.A. issued a $370,279 (Cdn$450,000) letter of credit to Investissement Québec (formerly Financière du Québec) on our behalf. The letter of credit is a required security for our term loan from Investissement Québec (formerly Financière du Québec), bearing interest at an annual rate of prime plus 1.5%, repayable to June 2010 in 84 equal monthly capital repayments of $44,100 (Cdn$53,600), secured by our assets (in addition to the letter of credit). The letter of credit expires on May 19, 2007 and requires renewal on an annual basis during the term of the loan.

Item 8.	Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Dividend Policy

For a discussion of our dividend policy, see Item 3. “Key Information—Dividends and Dividend Policy.”

Legal Proceedings

We are from time to time involved in litigation incident to the conduct of our business. Although such litigation is routine and incidental, and such litigation can result in large monetary awards for compensatory or punitive damages, we believe that no litigation that is currently pending or threatened will have a material adverse effect on our financial condition. On December 1, 2004, Mayors, then a public company, was notified that the SEC was conducting an informal inquiry regarding Mayors. The SEC has requested documents primarily relating to the warrants that Mayors issued to Birks in connection with Birks’ equity investment in Mayors in August 2002. The SEC has not made any further requests of the Company since September of 2005. Birks has fully cooperated with the SEC investigation.

Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this annual report.

Item 9.	The Offer and Listing

TRADING MARKET

Effective November 15, 2005, our Class A voting shares were listed and began to trade on the American Stock Exchange (“AMEX”) under the symbol “BMJ.” The following table sets forth, for the periods indicated, the reported high and low sale prices for the Class A voting shares:

Birks & Mayors Inc. Highest/Lowest Stock Price for the Most Recent Six Months			Birks & Mayors Inc. Highest/Lowest Stock Price for each Quarter
Month	Highest	Lowest	Quarter	Highest	Lowest
December 2005	$6.30	$5.90	Quarter ended December 2005	$7.00	$5.90
January 2006	$6.85	$5.95	Quarter ended March 2006	$6.85	$5.95
February 2006	$6.50	$6.07
March 2006	$6.22	$6.10
April 2006	$6.20	$6.07
May 2006	$6.20	$6.05

Item 10.	Additional Information

ARTICLES OF INCORPORATION AND BY-LAWS

Our Articles of Incorporation do not restrict the type of business that we may carry on. A copy of our Articles of Incorporation and our By-laws are contained in exhibits to the F-4 registration statement (File No. 333-126936) that we filed with the Commission on September 29, 2005, and which we incorporate by reference herein (“F-4”). Additionally, certain rights of our shareholders pursuant to our Articles of Incorporation, our By-laws and the Canada Business Corporations Act were set out in the F-4 and we refer you to the headings therein entitled “Description of Birks Capital Stock” and “Comparison of Stockholder Rights”.

MATERIAL CONTRACTS

We have not entered into any material contract other than in the ordinary course of business and other than those described below or in Items 4, 5, 7 “Related Party Transactions” and 19 of this Annual Report on Form 20-F.

Employment Agreements

Thomas A. Andruskevich

Thomas A. Andruskevich is employed by Birks & Mayors, as well as by its subsidiary Mayors. Accordingly, we have two employment agreements with Mr. Andruskevich, one of which is through Mayors.

Effective April 1, 2005, we entered into an employment agreement with Mr. Andruskevich under which Mr. Andruskevich serves as President and Chief Executive Officer of Birks & Mayors for a term continuing until March 31, 2008, unless terminated in accordance with the agreement. This agreement superseded prior employment agreements with Mr. Andruskevich, the first of which was entered into on May 15, 1996. Under this agreement, Mr. Andruskevich receives an annual base salary and a special net income bonus, which, in both cases, will be adjusted based upon the achievement of certain net income goals by Birks & Mayors in the preceding year. The goals are set forth in our annual profit plan and strategic plan and are approved annually by the Board of Directors. Mr. Andruskevich’s base salary is currently $545,090 and can increase up to $614,000 based on our performance, and the special net income bonus will be up to $150,000. Additionally, Mr. Andruskevich will receive an annual performance bonus based upon the achievement of specific performance criteria, which are set each year by our compensation committee and a shareholder representative. The performance bonus will range from 0% to 150% of his base salary in a given year. Under his employment agreement, Mr. Andruskevich is also entitled to certain benefits such as life insurance, health and dental insurance, moving expenses and other reasonable expenses. Under his employment agreements since May 15, 1996, Mr. Andruskevich has received three separate grants of stock options, each of which is confirmed in his current employment agreement. In 1996, Mr. Andruskevich was given the option to subscribe for a number of our Class A voting shares which, immediately following their issue, would represent 2% of our issued and outstanding shares of capital stock (on a fully diluted basis). The number of shares will be adjusted to represent 2% of the issued and outstanding Class A voting shares, except that any new stock options or other new securities exercisable for, convertible into or exchangeable into capital stock (or shares issued upon exercise, conversion or exchange thereof), new restricted stock or other new equity granted or issued following the consummation of the merger, for a compensatory purpose to employees, officers, directors or consultants shall be disregarded for purposes of calculating 2% of our issued and outstanding shares of our capital stock (on a fully diluted basis). In 1998, the option granted in 1996 was substituted for an option on the same terms except that the exercise price of the options was fixed at Cdn$6.00 per share, considered to be the fair market value at that time. Also in 1998, Mr. Andruskevich was given a second option to subscribe for a number of Class A voting shares which, immediately following their issue, would represent 2% of our issued and outstanding shares of capital stock as of January 1, 1999, namely, 126,272 out of a total of 6,313,618 shares then issued and outstanding. The exercise price of these options was fixed at Cdn$6.25 per share, considered to be the fair market value at that time. In 2001, Mr. Andruskevich was given a third option to subscribe for a number of Class A voting shares which, immediately following their issue, would represent 2% of our issued and outstanding shares of capital stock as of April 1, 2002, namely, 126,266 out of a total of 6,313,300 shares then issued and outstanding. The exercise price of these options was fixed at Cdn$7.00 per share, considered to be the fair market value at that time. Mr. Andruskevich agreed that in the event that he exercised his second or third option, he will vote the shares issued pursuant thereto only in accordance with the instructions of Dr. Rossi. Each of the options Mr. Andruskevich received under these agreements is exercisable for a period of twenty-four months after the termination of his employment, which period was extended from three months effective April 1, 2005. Additionally, each option is exercisable for a period of 10 years following retirement.

We may terminate Mr. Andruskevich’s employment agreement with just and sufficient cause for such termination. If we desire not to renew the agreement, we must provide Mr. Andruskevich with notice 12 months prior to the end of the term of the agreement. In the event that the agreement terminates as a result of death or non-renewal of the agreement, Mr. Andruskevich is entitled to the base salary which shall have accrued to the date of such termination, any accrued but unpaid vacation pay, and any special net income bonus and performance bonus earned in connection with each year ending prior to the date of such termination, as well as pro-rated bonuses for the number of months in which services were rendered in the year of the termination. Additionally, after our non-renewal of the agreement, we will continue to pay Mr. Andruskevich his base salary for a period of up to 12 months after the end of his employment should Mr. Andruskevich be unable to find another suitable employment position. If we terminate Mr. Andruskevich’s employment without just and sufficient cause, Mr. Andruskevich will be entitled to compensation and benefits provided under the remainder of the term of the agreement. The agreement prohibits Mr. Andruskevich from competing with us in our business for or on behalf of any entity whose operations are located primarily in Canada for a period of up 12 months following the termination of the agreement by Mr. Andruskevich prior to the expiry of the term or a period terminating on December 31, 2008 following the non-renewal of the agreement by either Mr. Andruskevich or us upon expiry of the term.

Mayors entered into an employment agreement with Mr. Andruskevich, effective October 1, 2002, which agreement was amended on June 24, 2004 and February 1, 2005. Under the amended agreement, Mr. Andruskevich serves as the Chairman of the Board of Directors of Mayors, and as President and Chief

Executive Officer of Mayors for a term continuing until March 31, 2008, unless earlier terminated in accordance with the agreement. His employment agreement allows him to continue his employment with Birks & Mayors. Under this agreement, Mr. Andruskevich receives an annual base salary from Mayors of $500,000 and has the opportunity to receive an annual cash bonus based upon the achievement of objective performance criteria, which are set each year by the compensation committee and approved by the Board of Directors. Under the amendment Mr. Andruskevich’s base salary was increased to $600,000 on April 1, 2006. The amendment further provides that his target bonus opportunity will increase annually beginning in Mayors fiscal 2005 and that he will receive an additional long-term incentive compensation award. Pursuant to the amendment, Mayors also granted Mr. Andruskevich 1,000,000 stock appreciation rights with an exercise price of $0.54 on August 9, 2005. The amendment allows Mayors to terminate Mr. Andruskevich’s employment with or without cause. In the event Mr. Andruskevich’s employment is terminated without cause or if he resigns for good reason, he will receive his annual base salary and financial planning, health, and dental benefits until March 31, 2008, plus up to an additional 12 months if he is unable to find another suitable employment position. Mr. Andruskevich will also be entitled to a lump sum cash payment equal to the average annual bonus paid to him for any of the 3 fiscal years ending prior to the date of the resignation or termination multiplied by a fraction, the numerator of which is the number of days from the date of resignation or termination until the end of the term, and the denominator of which is 365, plus a lump sum cash payment of $24,000 for disability and life insurance. In the event Mr. Andruskevich’s employment terminates as a result of his death, Mr. Andruskevich is entitled to get all the payments he is entitled to if his employment is terminated without cause or if he resigns for good reason as described above except the lump sum cash payment of $24,000 for disability and life insurance. The amendment prohibits Mr. Andruskevich from competing with Mayors in certain markets for a period of twelve months after the termination of the agreement. If Mr. Andruskevich’s employment is terminated without cause or if he resigns for good reason within the two year period following a change of control, Mr. Andruskevich will receive his annual base salary, annual bonus and financial planning, health, and dental benefits for the greater of two years or the unexpired portion of the term plus one year, and Mr. Andruskevich will also be entitled to certain bonus compensation and a lump sum cash payment of $24,000 for disability and life insurance.

EXCHANGE CONTROLS

There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital or that affects the remittance of dividends, interest or other payments to non-resident holders of our securities other than withholding tax requirements. There is no limitation imposed by Canadian law or by our Articles of Incorporation or our other organizational documents on the right of a non-resident of Canada to hold or vote our Class A voting shares, other than as provided in the North American Free Trade Agreement Implementation Act (Canada) and in the Investment Canada Act, as amended by the World Trade Organization Agreement Implementation Act.

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms, and in certain cases an exemption will apply, for an investor ultimately controlled by persons who are nationals of a WTO Member or have the right of permanent residence in relation thereto.

TAXATION

Dividends and Distributions

Subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of dividends paid to U.S. Holders of our Class A voting shares, including amounts withheld to reflect Canadian withholding taxes, will be treated as dividend income to these U.S. Holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. This income will be includable in the gross income of a U.S. Holder on the day actually or constructively received by the U.S. Holder. Dividends generally will not be eligible for the dividends received deduction allowed to corporations upon the receipt of dividends distributed by U.S. corporations.

Subject to certain conditions and limitations, Canadian withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our Class A voting shares will be treated as income from sources outside the United States and generally will constitute “passive income.” Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in certain circumstances, a U.S. Holder that (1) has held our Class A voting shares for less than a specified minimum period during which it is not protected from risk of loss, (2) is obligated to make payments related to the dividends with respect to positions in substantially similar or related property or (3) holds our Class A voting shares in arrangements in which the U.S. Holder’s expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on Class A voting shares.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our Class A voting shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Holder on a subsequent disposition of the Class A voting shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, under the Code, a distribution in excess of our current and accumulated earnings and profits would not give rise to foreign source income and a U.S. Holder would not be able to use the foreign tax credit arising from any Canadian withholding tax imposed on that distribution unless that credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes. Under the U.S.-Canada income tax treaty, however, the gain may be treated as foreign source income and therefore a different result may be achieved.

With respect to certain U.S. Holders who are not corporations, including individuals, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines to be satisfactory for these purposes and which includes an exchange of information program. U.S. Treasury guidance indicates that the current income tax treaty between Canada and the United States meets these requirements, and we believe it is eligible for the benefits of that treaty. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that our Class A voting shares, which are expected to be listed on the American Stock Exchange in connection with the merger, would, when so listed, be readily tradable on an established securities market in the United States. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our Class A voting shares. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances. The rules governing the foreign tax credit are complex. Certain U.S. Holders of our Class A voting shares may not be able to claim a foreign tax credit with respect to amounts withheld for Canadian withholding taxes. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Exchange of Class A Voting Shares

For U.S. federal income tax purposes, subject to the rules relating to PFICs described below, a U.S. Holder generally will recognize taxable gain or loss on any sale or exchange of our Class A voting shares in an amount equal to the difference between the amount realized for our Class A voting shares and the U.S. Holder’s tax basis in such shares. This gain or loss will be capital gain or loss and generally will be treated as U.S. source gain or loss. Long-term capital gains recognized by certain U.S. Holders who are not corporations, including individuals, generally will be subject to a maximum rate of U.S. federal income tax or 15%. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

We believe that our Class A voting shares should not be treated as stock of a PFIC for U.S. federal income tax purposes, and we expect to continue our operations in such a manner that it will not be a PFIC. In general, a company is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The 50% of value test is based on the average of the value of our assets for each quarter during the taxable year. If we own at least 25% by value of another company’s stock, we will be treated, for purposes of the PFIC rules, as owning our proportionate share of the assets and receiving our proportionate share of income. Based on the nature of our income, assets and activities, and the manner in which we plan to operate our business in future years, we do not expect that we will be classified as a PFIC for any taxable year.

If, however, we are or become a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to our Class A voting shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred by the U.S. Holder under the PFIC rules.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of our Class A voting shares or the proceeds received on the sale, exchange, or redemption of our Class A voting shares paid within the United States (and in certain cases, outside of the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and a 28% backup withholding tax may apply to these amounts if the U.S. Holder fails to provide an accurate taxpayer identification number, to report dividends required to be shown on its U.S. federal income tax returns or, in certain circumstances, to comply with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information or appropriate claim for refund is furnished to the Internal Revenue Service.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A VOTING SHARES

The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (referred to in this proxy statement/prospectus as the Canadian Tax Act) of the ownership of our Class A voting shares, generally applicable to holders of our Class A voting shares who, for purposes of the Canadian Tax Act and at all relevant times are resident or deemed residents of the United States and are not and are not deemed to be resident in Canada, hold our Class A voting shares as capital property, deal at arm’s length with Birks and Mayors and who do not use or hold and are not deemed to use Class A voting shares in connection with carrying on business in Canada and for who our Class A voting shares are not “designated insurance property” under the Canadian Tax Act (referred to in this proxy statement/prospectus as Non-resident Holders). This discussion does not apply to a non-resident insurer that carries on business in Canada and elsewhere.

This summary is based upon the current provisions of the Canadian Tax Act, the regulations under the Canadian Tax Act, all specific proposals to amend the Canadian Tax Act and the regulations publicly announced by the Minister of Finance prior to the date of this proxy statement/prospectus and the current published administrative and assessing practices of the Canada Revenue Agency. This summary does not otherwise take into account or anticipate any change in law, whether by legislative, governmental or judicial action, nor does it take into account or consider any provincial, territorial or foreign income tax legislation or considerations.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to holders of our Class A voting shares. Accordingly, holders of our Class A voting shares should consult their own tax advisors with respect to their particular circumstances.

Dividends on Our Class A Voting Shares

Dividends paid or credited (or deemed to have been paid or credited) on our Class A voting shares to a Non-resident Holder will be subject to non-resident withholding tax under the Canadian Tax Act of 25% of the gross amount of those dividends (subject to reduction in accordance with an applicable international tax treaty between Canada and the Non-resident Holder’s country of residence). Where the Non-resident Holder is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980) (referred to as the Convention), the rate of this withholding tax is (i) 5% if the Non-resident Holder is a company which owns at least 10% of our voting shares and (ii) 15% in all other cases. Under the Convention, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from taxation by, the United States, are generally exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, Birks & Mayors would not be required to withhold tax from dividends paid or credited to the organization.

Disposition of Our Class A Voting Shares

A Non-resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by that Non-resident Holder on a disposition of a Class A voting share, unless the Class A voting share constitutes “taxable Canadian property” of the Non-resident Holder for purposes of the Canadian Tax Act and the Non-resident Holder is not entitled to relief under the Convention. Provided that, at the time of disposition, the Class A voting shares are listed on a prescribed stock exchange (which includes the American Stock Exchange), the Class A voting shares will generally not constitute taxable Canadian property to a Non-resident Holder unless, at any time during the 60-month period immediately preceding the disposition of the Class A voting shares, the holder, persons with whom the holder does not deal at arm’s length or the holder together with those persons, owns not less than 25% of the issued shares of any class or any series of shares of our capital stock. A Non-resident Holder who disposes of our Class A voting shares that are taxable Canadian property will be required to fulfill the requirements of Section 116 of the Canadian Tax Act unless such shares are listed on a prescribed stock exchange (which includes the American Stock Exchange) at the time of the disposition.

Even if our Class A voting shares are taxable Canadian property to a Non-resident Holder, the Convention will generally exempt a Non-resident Holder who is a resident of the United States for purposes of the Convention from tax under the Canadian Tax Act on any capital gain arising on the disposition of a Class A voting share unless the value of the Class A voting shares at the time of disposition is derived principally from real property situated in Canada.

DOCUMENTS ON DISPLAY

We will file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings we make electronically with the SEC are also available to the public on the Internet at the SEC’s website at http://www.sec.gov.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We do not enter into derivative or other financial instruments for trading or speculative purposes.

Interest rate risk

Our primary market risk exposure is interest rate risk. Borrowing under the working capital credit facility, the term loan from La Financiere du Quebec and the non-revolving demand loan from Bank of Montreal, bear interest at floating rates. As of March 26, 2005, we had approximately $78.6 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 1% increase in the interest rate under our floating rate debt, our interest expense for the 52 weeks ended March 25, 2006 would have increased by approximately $0.8 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the United States, non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the United States. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on its earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on its Canadian dollar denominated debt and other liabilities. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically gold. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. We are exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of gold. At March 25, 2006, March 26, 2005 and March 27, 2004 our hedging had resulted in an unrealized gain of approximately $0, $15,740 and $40,690 respectively for outstanding contracts due to strong gold prices. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. For accounting purposes, the hedging agreements do not qualify to be treated as accounting hedges and, accordingly, are marked to market at the end of every quarter.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, under the supervision and with the participation of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Securities and Exchange Commission (“SEC”) Rule 13a-15(e) as of the end of the period covered by this report. Management has concluded that the Company’s disclosure controls and procedures are effective to ensure that information the Company is required to disclose in reports that it files or submits under the Securities Exchange Act is communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Changes to the Company’s Internal Control Over Financial Reporting

There have been no changes to the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has designated Alain Benedetti, an independent director as determined under the American Stock Exchange listing standards, as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Board Practices.”

Item 16B.	Code of Ethics

We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.birksandmayors.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address. On February 10, 2006, the Board of Directors approved a waiver of our Code of Conduct and Code of Ethics for Senior Financial Officers when it approved purchases from Brazilian Emeralds. See Item 7 “Related Party Transactions”.

Item 16C.	Principal Accountant Fees and Services

During fiscal 2005 and fiscal 2004, Mayors retained its independent auditors, KPMG LLP to provide services in the following categories and amounts:

Audit Fees

The aggregate fees and expenses billed by KPMG LLP for professional services rendered for the audit of our annual financial statements was approximately $373,000 in fiscal 2005 and $502,000 in fiscal 2004.

Audit Related Fees

During fiscal 2004, KPMG provided audit-related services for a total amount of approximately $661,000.

Tax Fees

During fiscal 2005 and fiscal 2004, KPMG provided tax services for approximately $147,000 and $41,000, respectively.

Pre Approval Policies and Procedures

The audit committee has established a pre-approval policy as described in Rule 2-01(c)(7)(i)(B) of Regulation S-X. The audit committee approves in writing, in advance, any audit or non-audit services provided to Birks & Mayors by the independent accountants that are not specifically disallowed by the Sarbanes-Oxley Act of 2002. None of the services described in the preceding three sections were approved by the audit committee pursuant to Rule 2-01(c)(7)(i)(c).

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any of our equity securities during the fiscal year ended March 25, 2006.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The audited consolidated financial statements referred to below are included herein and found immediately following the text of this Annual Report. The report of the Independent Registered Public Accounting Firm on such consolidated financial statements is included herein immediately preceding such audited consolidated financial statements.

Item 19.	Exhibits

The following exhibits are part of this Annual Report on Form 20-F.

Exhibit Number	Description of Document
1.1	Articles of Amalgamation, as amended, of Birks & Mayors Inc., effective as of November 14, 2005. Incorporated by reference from Exhibit 3.2 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

1.2	By-laws of Birks & Mayors Inc., as amended, effective as of November 14, 2005. Incorporated by reference from Exhibit 3.4 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

2.1	Form of Birks Class A voting share certificate. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2	Option Agreement between Birks, Henry Birks & Sons Holdings Inc. and GMAC Commercial Finance Corporation, dated as of March 15, 2005. Incorporated by Reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.3	Loan Agreement between Birks and Investissement Québec (formerly Financière du Québec), dated as of November 27, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.4	Form of Directors and Officers Indemnity Agreement. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.5	Henry Birks & Sons Inc. Employee Stock Option Agreement, dated as of May 1, 1997, amended as of June 20, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.6	Lease Agreement between Birks and Anglo Canadian Investments SA, dated as of December 12, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.7 *	Lease Agreement between Mayors and Westpoint Business Park, Ltd dated September 13, 2004.

4.8	Diamond Supply Agreement between Prime Investments SA and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

Exhibit Number	Description of Document
4.9	Conditional Sale Agreement between Rosy Blue N.V. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.
4.10	Conditional Sale Agreement between Rosy Blue Inc. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.
4.11	Conditional Sale Agreement between Rosy Blue Sales Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.
4.12	Conditional Sale Agreement between Rosy Blue Hong Kong Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.
4.13	Conditional Sale Agreement between Rosy Blue Finance S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.
4.14	Registration Rights Agreement between Birks and Prime Investments SA, dated as of February 4, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.
4.15	Employment Agreement between Thomas A. Andruskevich and Birks, dated as of September 27, 2004. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.
4.16	Amended Employment Agreement between Thomas A. Andruskevich and Mayors, dated as of June 24, 2004. Incorporated by reference from Mayors Form 10-K filed on June 25, 2004.
4.17 *	Amended Employment Agreement between Henry Birks & Sons Inc. (n/k/a Birks & Mayors Inc.) and Thomas A. Andruskevich, dated as of November 14, 2005.
4.18	Employment Agreement between Michael Rabinovitch and Mayors, dated as of August 1, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.
4.19 *	Amended Employment Agreement between Randy Dirth and Birks, dated as of July 1, 2004.
4.20	Amended Employment Agreement between Aida Alvarez and Mayors, dated as of July 19, 2002. Incorporated by reference from Mayors Form 10-Q filed December 17, 2002.
4.21	Employment Agreement between Marc Weinstein and Mayors, dated as of October 26, 2001. Incorporated by reference from Mayors Form 10-Q filed on December 18, 2001.
4.22	Amended Employment Agreement between Marc Weinstein and Mayors, dated as of July 19, 2002. Incorporated by reference from Mayors Form 10-Q filed December 17, 2002.
4.23	Second Amendment to Employment Agreement between Marc Weinstein and Mayors, dated March 31, 2003. Incorporated by reference from Mayors Form 10-K filed on June 19, 2003.
4.24	Employment Agreement between Joseph Keifer III and Mayors, dated October 1, 2002. Incorporated by reference from Mayors Form 10-Q filed on December 17, 2002.

Exhibit Number	Description of Document
4.25 *	Employment Agreement dated September 11, 2003 between John Orrico and Mayors.

4.26	Employment Agreement dated April 1, 2005, between Daisy Chin Lor and Mayors. Incorporated by reference from Mayors Form 10-K filed on June 24, 2005.

4.27 *	Employment Agreement between Miranda Melfi and Birks & Mayors dated February 24, 2006.

4.28	Revolving Credit, Tranche B Loan and Security Agreement by and between Birks & Mayors Inc., the Canadian borrower, Mayor’s, Inc., as the United States borrower, Bank of America, N.A., GMAC Commercial Finance LLC and Back Bay Capital Funding LLC, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.29	Tranche B Note by and between Mayor’s, Inc. and Back Bay Capital Funding LLC, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.30	U.S. Revolving Credit Note by and between Mayor’s, Inc. and Bank of America, N.A., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.31	U.S. Revolving Credit Note by and between Mayor’s, Inc. and GMAC Business Credit, LLC, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.32	U.S. Revolving Credit Note by and between Mayor’s Jewelers, Inc. and Lasalle Retail Finance, a Division of Lasalle Business Credit, LLC, as agent For Lasalle Bank Midwest National Association, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.33	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.34	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and GMAC Commercial Finance Corporation - Canada, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.35	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Lasalle Business Credit, a Division of ABN AMRO Bank N.V., Canada Branch, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.36	Stock Pledge Agreement by and between Birks & Mayors Inc., Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.37	Trademark Collateral Security And Pledge Agreement by and between Birks & Mayors Inc., and its various subsidiaries, including Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.38	Intercompany Indemnity, Subrogation and Contribution Agreement by and between Birks & Mayors Inc. and Mayor’s Jewelers, Inc., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.39	Guaranty by and between certain subsidiaries of Birks & Mayors Inc., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

Exhibit Number	Description of Document
4.40	Management Consulting Services Agreement between Birks & Mayors Inc. and Iniziativa S.A. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on February 15, 2006.

4.41	Mayor’s Jewelers, Inc., (f/k/a Jan Bell Marketing, Inc.) 1991 Stock Option Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed on April 26, 2006.

4.42	Mayor’s Jewelers, Inc., 2004 Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed on April 26, 2006.

4.43 *	Birks & Mayors Inc. 2006 Employee Stock Purchase Plan.

4.44 *	Birks & Mayors Inc. Long-Term Incentive Plan.

4.45 *	Stock Option Agreement dated on or about November 2, 1999 between Birks & Mayors Inc. and Filippo Recami.

4.46 *	Stock Option Agreement dated on or about November 2, 1999 between Birks & Mayors Inc. and Gerald Berclaz.

4.47 *	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Peter O’Brien.

4.48 *	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Margherita Oberti.

4.49 *	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Lorenzo Rossi di Montelera.

4.50 *	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Carlo Coda-Nunziante.

4.51 *	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Joseph A. Keifer.

4.52 *	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Marco Pasteris.

4.53 *	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc.

4.54 *	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc.

4.55 *	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc.

4.56 *	Employment Agreement between Randolph Dirth and Mayors, dated as of July 1, 2004.

8.1*	Subsidiaries of Birks & Mayors Inc.

12.1*	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that this meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIRKS & MAYORS INC.

Date: July 19, 2006	By:	/S/ THOMAS A. ANDRUSKEVICH
Thomas A. Andruskevich, President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Birks & Mayors Inc.

We have audited the accompanying consolidated balance sheets of Birks & Mayors Inc. and subsidiaries as of March 25, 2006 and March 26, 2005 and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for the years ended March 25, 2006, March 26, 2005 and March 27, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Birks & Mayors Inc. and subsidiaries as of March 25, 2006 and March 26, 2005 and the results of their operations and their cash flows for the years ended March 25, 2006, March 26, 2005 and March 27, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Montréal, Canada

June 30, 2006

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Fiscal Year Ended
	March 25, 2006	March 26, 2005
	(amounts in thousands)
Assets
Current Assets:
Cash and cash equivalents	$1,838	$1,762
Accounts receivable	12,395	9,742
Inventories	147,039	136,999
Other current assets	3,531	3,014

Total current assets	164,803	151,517

Property and equipment	32,653	30,117
Goodwill and other intangible assets	30,169	15,725
Other assets	1,864	2,362

Total non-current assets	64,686	48,204

Total assets	$229,489	$199,721

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$88,107	$75,516
Accounts payable	39,109	25,700
Accrued liabilities	12,549	12,169
Current portion of long-term debt	1,316	3,076

Total current liabilities	141,081	116,461

Long-term debt	16,971	28,555
Convertible notes	—	5,000
Other long-term liabilities	4,070	4,457

Total long-term liabilities	21,041	38,012

Convertible preferred stock	—	5,050
Commitments and contingencies
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 3,489,753 and 85,450, respectively	21,833	336
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970 and 7,213,094, respectively	38,613	36,028
Class C common stock – no par value, 100,000 authorized, none issued	—	—
Preferred stock – no par value, 2,034,578 authorized, none issued	—	—
Non-voting common shares – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	16,053	16,867
Accumulated deficit	(8,048)	(13,760)
Accumulated other comprehensive (loss) income	(1,084)	727

Total stockholders’ equity	67,367	40,198

Total liabilities and stockholders’ equity	$229,489	$199,721

See accompanying notes to consolidated financial statements

On behalf of the Board of Directors

/s/ Thomas A. Andruskevich	/s/Alain Benedetti
ThomasA. Andruskevich, Director	Alain Benedetti, Director

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Fiscal Year Ended
	March 25, 2006	March 26, 2005	March 27, 2004
	(amounts in thousands)
Net sales	$274,323	$239,301	$216,256
Cost of sales	144,809	130,037	118,861

Gross profit	129,514	109,264	97,395

Selling, general and administrative expenses	109,748	95,864	94,148
Depreciation and amortization	5,621	4,749	4,312
Other Items	(537)	(1,181)	338

Total operating expenses	114,832	99,432	98,798

Operating income (loss)	14,682	9,832	(1,403)
Interest and other financial costs	8,930	8,665	7,986

Income (loss) before income tax and minority interest	5,752	1,167	(9,389)
Income taxes	40	—	—

Income (loss) before minority interest	5,712	1,167	(9,389)
Minority interest in loss of subsidiary	—	—	7,175

Net income (loss) attributable to common stockholders	$5,712	$1,167	$(2,214)

Weighted average common shares outstanding
Basic	8,701,000	6,316,000	6,313,000
Diluted	10,295,000	9,656,000	6,313,000

Income (loss) per share
Basic	$0.66	$0.18	$(0.35)
Diluted	$0.57	$0.17	$(0.35)

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

	Voting common stock outstanding	Voting common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income (loss)	Total
Balance at March 29, 2003	6,313,308	$31,405	$734	$(12,713)	$(148)	$19,278
Net loss	—	—	—	(2,214)	—	(2,214)
Cumulative translation adjustment	—	—	—	—	339	339

Total comprehensive loss	—	—	—	—	—	(1,875)
Compensation resulting from warrants granted to management	—	—	1,070	—	—	1,070
Exercise of Mayors warrants, purchase accounting	—	—	13,292	—	—	13,292
Stock options granted to a lender	—	—	331	—	—	331
Compensation resulting from sale of shares to related parties	—	—	88	—	—	88
Stock options granted to management and non-employees	—	—	3	—	—	3

Balance at March 27, 2004	6,313,308	31,405	15,518	(14,927)	191	32,187

Net income				1,167		1,167
Cumulative translation adjustment	—	—	—	—	536	536

Total comprehensive income	—	—	—	—	—	1,703
Compensation resulting from warrants granted to management	—	—	278	—	—	278
Compensation resulting from sale of shares to related parties	—	—	135	—	—	135
Stock options granted to management and non-employees	—	—	550	—	—	550
Stock options granted to a lender	—	—	419	—	—	419
Repurchase of shares	(10,290)	(41)	(33)	—	—	(74)
Conversion of common and preferred shares	995,526	5,000	—	—	—	5,000

Balance at March 26, 2005	7,298,544	36,364	16,867	(13,760)	727	40,198

Net Income	—	—	—	5,712	—	5,712
Cumulative translation adjustment	—	—	—	—	(1,811)	(1,811)

Total comprehensive income	—	—	—	—	—	3,901
Repurchase of shares	(8,093)	(41)	—	—	—	(41)
Conversion of preferred shares	1,034,272	6,608	—	—	—	6,608
Conversion of convertible notes to common stock	1,016,891	5,168	—	—	—	5,168
Stock options granted to lenders	—	—	89	—	—	89
Compensation income resulting from options and warrants granted to management and employees	—	—	(1,250)	—	—	(1,250)
Compensation resulting from conversion of Mayors employee stock-based awards	—	—	693	—	—	693
Acquisition of Mayors’ minority shares and equity awards	1,866,109	12,347	(346)	—	—	12,001

Balance at March 25, 2006	11,207,723	$60,446	$16,053	$(8,048)	$(1,084)	$67,367

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 25, 2006	March 26, 2005	March 27, 2004
	(amounts in thousands)
Cash flows from operating activities:
Net income (loss)	$5,712	$1,167	$(2,214)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Minority interest in loss of subsidiary	—	—	(7,175)
Depreciation and amortization	6,206	5,189	4,619
Amortization of debt costs	709	688	484
Unrealized foreign exchange gain on convertible notes	—	(401)	(552)
Loss on disposal of warrants	—	332	334
Non-cash compensation (income) expense	(557)	957	1,745
Other operating activities, net	108	(154)	238
(Increase) decrease in:
Accounts receivable	(2,524)	(1,338)	464
Inventories	(7,699)	1,994	(3,065)
Other current assets	(426)	374	1,935
Increase (decrease) in:
Accrued liabilities and other long-term liabilities	(222)	(54)	1,881
Accounts payable	12,726	(2,399)	(1,717)

Net cash provided by (used in) continuing operations	14,033	6,355	(3,023)
Net cash provided by (used in) discontinued operations	—	—	(527)

Net cash provided by (used in) operations	14,033	6,355	(3,550)

Cash flows from investing activities:
Additions to property and equipment	(6,290)	(3,679)	(3,749)
Additions to intangible assets	(243)	(58)	(14)
Additions to other assets	(51)	(304)	(364)
Costs of acquisition of subsidiary	(228)	(1,421)	—
Net proceeds from sale of property and equipment	—	190	74
Net proceeds from disposal of Mayors’ shares	—	349	484

Net cash used in investing activities	(6,812)	(4,923)	(3,569)

Cash flows from financing activities:
Increase in bank indebtedness	509	1,233	8,269
Repayment of loans for leasehold improvements and term loans	(1,227)	(1,604)	(1,701)
Repayment of obligations under capital leases	(627)	(241)	(305)
Payment of loan origination fees	(1,475)	—	—
Stock issuance cost	(623)	—	—
Repayment of long-term debt	(2,794)	(672)	(4,026)
Other financing activities	(170)	(226)	(152)
Proceeds from long-term debt	245	99	5,175
Repayment of junior secured term loan	(1,000)	—	—

Net cash (used in) provided by financing activities	(7,162)	(1,411)	7,260
Effect of exchange rate on cash	17	85	33

Net increase in cash and cash equivalents	76	106	174
Cash and cash equivalents, beginning of year	1,762	1,656	1,482

Cash and cash equivalents, end of year	$1,838	$1,762	$1,656

Supplemental disclosure of cash flow information:
Interest paid	$7,768	$7,563	$8,187

Non-cash transactions from investing activities:
Property and equipment additions acquired through capital leases	$1,538	$1,600	$372

Property and equipment additions included in accounts payable and accrued liabilities	$996	$9	$664

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

Birks & Mayors Inc. (“Birks & Mayors”) (formerly Henry Birks & Sons Inc. (“Birks”)) or (the “Company”) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the manufacture and retail sale of luxury jewelry, timepieces and giftware. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal years ended March 25, 2006, March 26, 2005 and March 27, 2004 include fifty-two weeks.

1.	Basis of presentation:

These consolidated financial statements include the accounts of the Canadian parent company (Birks & Mayors) and its wholly-owned subsidiaries, Henry Birks & Sons U.S. Inc., and Mayor’s Jewelers, Inc. (“Mayors”), are prepared in U.S. dollars and in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories and accounts receivable, provisions for income taxes, and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. All significant intercompany accounts and transactions have been eliminated in the consolidation. The consolidated financial statements include certain reclassifications of prior period amounts in order to conform with current year presentation.

2.	Acquisition of subsidiary:

In August 2002, the Company invested $15.1 million to acquire approximately 72% of the voting control in Mayors and received 15,050 of Series A convertible preferred stock and 37,273,787 of warrants to purchase common stock of Mayors. On November 6, 2003, the Company exercised 32,523,787 of the warrants on a cashless basis based on an average market price of $0.77, as defined in the warrant agreements. The exercise of the cashless feature resulted in the acquisition of 17,352,997 shares of common stock and the forfeiture of 15,170,790 warrants. As a result of this transaction, the Company acquired an additional 5.6% voting interest in Mayors common stock increasing its voting control to 77.5% which it accounted for using the purchase method of accounting. This also increased its equity interest to 46.9%. The fair value of the consideration paid of $13,292,000 was determined based on the market price of the shares received by Birks.

In February 2004, the Company negotiated the early payment of the cumulative dividends on the Series A preferred stock of Mayors earned by the Company through February 28, 2004, resulting in intercompany dividend income to the Company of $1,880,000, net of certain incremental costs incurred by Mayors, but paid for by the Company, related to its early dividend payment. These costs of $338,000 are included in other items in the consolidated statement of operations. The dividend income has been eliminated on consolidation, which resulted in increasing the minority interest in loss of subsidiary in the prior years by approximately $511,000 for the year ended March 26, 2005 and $874,000 for the year ended March 27, 2004. As a concession for the early dividend payment, the Company agreed to reduce its entitlement to all future dividends from $95 per share to $80 per share and to waive the dividend for one year on the preferred stock. To effect the transaction, the Company exchanged its shares of Series A preferred stock of Mayors to a newly created Series A-1 convertible preferred stock (Series A-1 preferred) of Mayors which are substantially identical to the Series A preferred with the exception of certain changes, primarily related to the provisions regarding the payment of dividends, future dividend rates and the conversion rate.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

On March 22, 2004, the Company sold 1,000,000 shares of Mayors common stock at $0.50 per share in a private placement sale to the spouse of one of Mayors Directors. The sale of stock resulted in non-cash compensation expense of $200,000, which represented the difference between the market value of the stock and the selling price at the date of the sale and was recorded in selling, general and administrative expenses in 2004. Additionally, the sale of stock resulted in a loss of $176,000 which is included in selling, general and administrative expenses and decreased the Company’s voting control of Mayors by 1.2%.

On June 15, 2004, Birks sold 500,000 and 250,000 shares of Mayors common stock to one of the Company’s directors and a consultant of Birks, who later became an employee of Birks, respectively, for $0.50 per share in a private placement sale. The sale of the 750,000 shares of common stock resulted in non-cash compensation expense of $135,000, recorded by Mayors which represented the difference between the market value of the stock and the selling price at the date of the sale, which is included in selling, general and administrative expenses in the 2005 consolidated statement of operations. Additionally, the sale of stock resulted in a gain of $232,000 which is included in selling, general and administrative expenses and decreased the Company’s voting control of Mayors by 0.8%.

At March 26, 2005, the Series A-1 preferred of Mayors were convertible into 51,499,525 shares of common stock of Mayors which amount included adjustments for the anti-dilution provision of the Series A-1 preferred. If the preferred stock of Mayors would have been converted to common stock on March 26, 2005, Birks & Mayors would have owned approximately 75.8% of the outstanding common stock of Mayors.

On November 14, 2005, the Company acquired the remaining minority shares of Mayors, representing approximately 24.2% of Mayors outstanding shares through the issuance of 1,866,000 of the Company’s Class A common stock with an allocated fair value of $12.3 million and $1.7 million of acquisition costs. The Company also recorded an additional $132,000 of purchased value related to the acquisition associated with the Company’s exchange of outstanding stock options, warrants and stock appreciation rights (SARs) both vested and unvested with the same type of equity based awards of the Company. In accordance with SFAS No. 141, “Business Combinations,” the Company applied the purchase method of accounting to record this transaction. As a result of cumulative losses which eliminated the value of minority interests associated with Mayors, $727,000 of the purchase price was allocated to trade name with the remaining $13.4 million of purchase price being allocated to goodwill.

3.	Significant accounting policies:

(a)	Revenue recognition:

Sales are recognized at the point of sale when merchandise is taken or shipped to a customer. Shipping and handling fees billed to customers are included in net sales. Revenues for gift certificate sales and store credits are recognized upon redemption. Prior to recognition as a sale, gift certificates are recorded as accrued liabilities on the balance sheet. Certificates outstanding for more than 24 months and not subject to unclaimed property laws are recorded as income. Certificates outstanding for more than 24 months and subject to unclaimed property laws are maintained as accrued liabilities until remitted in accordance with local ordinances. Sales of consignment merchandise are recognized at such time as the merchandise is sold and are recorded on a gross basis because the Company is the primary obligor of the transaction, has general latitude on setting the price, has discretion as to the suppliers, is involved in the selection of the product and has inventory loss risk. Sales are reported net of returns. The Company generally gives its customers the

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004 right to return merchandise purchased by them from 10 to 30 days and records a provision at the time of sale for the effect of the estimated returns. Revenues for repair services are recognized when the service is delivered to and accepted by the customer.

(b)	Cost of sales:

Cost of sales includes direct inbound freight, direct labor related to repair services, design and creative, the jewelry studio, inventory shrink, inventory thefts, and boxes (jewelry, watch and giftware). Indirect freight including inter-store transfers, purchasing and receiving costs, distribution costs, warehousing costs and quality control costs are included in selling, general and administrative expenses. Purchase discounts are recorded as a reduction of inventory cost and are recorded to cost of sales as the items are sold. Mark down dollars received from vendors are recorded as a reduction of inventory costs to the specific items to which they apply and are recognized in cost of sales once the items are sold. Other vendor allowances, primarily related to the achievement of certain milestones, are infrequent and insignificant and are recognized upon achievement of the specified milestone in cost of sales. Included in cost of sales is depreciation related to manufacturing machinery, equipment and facilities of $585,000, $440,000 and $307,000 for the years ended March 25, 2006, March 26, 2005 and March 27, 2004, respectively.

(c)	Cash and cash equivalents:

The Company considers all highly liquid investments purchased with original maturities of three months or less and amounts receivable from external credit card issuers to be cash equivalents. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $1.6 million at March 25, 2006 and March 26, 2005.

(d)	Accounts receivable:

Accounts receivable arise primarily from customers’ use of the Mayors credit card and sales to Birks & Mayors corporate customers. Several installment sales plans are offered to the Mayors credit card holders which vary as to repayment terms and finance charges assessed. Finance charges, when applicable, accrue at rates ranging from 9.9% to 18% per annum. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.

(e)	Inventories:

Retail inventories and inventories of raw materials are valued at the lower of average cost or net realizable value. Inventories of work in progress and Company manufactured finished goods are valued at the lower of average cost (which includes material, labor and overhead costs) or net realizable value. The Company records provisions for lower of cost or market, damaged goods, and slow-moving inventory. The cost of inbound freight is included in the carrying value of the inventories.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

(f)	Property and equipment:

Property and equipment are recorded at cost. Maintenance and repair costs are charged to selling, general and administrative expenses as incurred, while expenditures for major renewals and improvements are capitalized. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the assets as follows:

Asset	Period
Buildings	20 years
Leasehold improvements	Lesser of term of the lease or the useful life of assets
Software and electronic equipment	3 - 10 years
Molds	5 - 20 years
Furniture and fixtures	5 - 8 years
Equipment and vehicles	3 - 8 years

(g)	Goodwill and intangible assets:

Goodwill is not amortized but is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The Company has selected the Company’s fiscal year-end as the measurement date for the impairment test, which was performed and the goodwill amount was not considered impaired. Goodwill was $29.1 million and $15.5 million at March 25, 2006 and March 26, 2005, respectively, all of which was allocated to the Company’s retail segment.

Trademarks and the fair value attributable to Mayors trade name are being amortized using the straight-line method over a period of 15 to 20 years. The Company had $1.1 million and $262,000, respectively, of unamortized intangible assets at March 25, 2006 and March 26, 2005. The Company had $87,000 and $35,000 of accumulated amortization of intangibles at March 25, 2006 and March 26, 2005, respectively.

(h)	Deferred financing costs:

The Company amortizes deferred financing costs incurred in connection with its financing agreements using the effective interest method over the related period of the financing. Such deferred costs are included in other assets in the accompanying consolidated balance sheets.

(i)	Warranty accrual:

The Company generally warranties its jewelry and watches for periods extending up to three years and has a battery replacement policy for its private label watches. The Company accrues a liability based on its historical repair costs for such warranties.

(j)	Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Under SFAS 109, deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial statement reporting purposes and the bases for income tax purposes, and (b) operating losses and tax credit carryforwards. Deferred income tax assets are evaluated and, if realization is not considered to be more likely than not, a valuation allowance is provided.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

(k)	Foreign exchange:

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date. Other balance sheet items denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Gains on foreign exchange of $308,000, $176,000 and $503,000 are recorded in cost of goods sold, and $172,000, $401,000 and $552,000 are recorded in interest and other financial costs for the years ended March 25, 2006, March 26, 2005 and March 27, 2004, respectively.

Birks & Mayors’ Canadian operations’ functional currency is the Canadian dollar while the reporting currency of the Company is the U.S. dollar. The assets and liabilities denominated in Canadian dollars are translated for reporting purposes at exchange rates in effect at the balance sheet dates. Revenue and expense items are translated at average exchange rates prevailing during the periods. The resulting gains and losses are accumulated in other comprehensive income.

(l)	Accounting for stock-based compensation:

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock-based compensation plans. Accordingly, compensation expense has been recognized for such plans where variable accounting applies. Had compensation expense for the Company’s stock-based compensation plans been determined using the fair value method described in SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148 Accounting for Stock-Based Compensation—Transition and Disclosure, the Company’s net income (loss) would have been increased or reduced to the proforma amounts presented below for the years ended:

	Fiscal Year Ended
	March 25, 2006	March 26, 2005	March 27, 2004
	(amounts in thousands)
Net income (loss) as reported	$5,712	$1,167	$(2,214)
Employee compensation (income) expense considered in the determination of net income (loss)	(557)	450	1,235

Adjusted net income (loss)	5,155	1,617	(979)
Stock-based employee compensation expense determined under fair-value based method for all awards, net of tax	(462)	(447)	(1,249)

Pro forma net income (loss)	$4,693	$1,170	$(2,228)

Earnings (loss) per basic share:
As reported	$0.66	$0.18	$(0.35)
Pro forma	$0.54	$0.19	$(0.35)

Earnings (loss) per diluted share:
As reported	$0.57	$0.17	$(0.35)
Pro forma	$0.48	$0.17	$(0.35)

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

The fair value of options granted under the Birks employee stock option plan were estimated at the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were utilized for valuing options issued under the Birks employee stock option plan for the years ended March 25, 2006 and March 26, 2005: expected volatility of 54% and 59%, respectively, risk-free interest rate of 3.98% and 3.74%, respectively, and expected lives of 6 years and a dividend yield of zero for both years. The weighted average fair values of options granted during the year ended March 25, 2006 and March 26, 2005 from this plan were $3.56 and $3.32, respectively. No options were granted from this program in the year ended March 27, 2004.

The following weighted average assumptions were used to value stock option grants in the years ended March 26, 2005 and March 27, 2004 under the Mayors plan: expected volatility of 94% and 97%, respectively; risk-free interest rate of 3.61% and 2.80%, respectively; expected lives of approximately five years and a dividend yield of zero for both years. The weighted average fair values of awards granted during the years ended March 26, 2005 and March 27, 2004 were $5.17 and $5.87, respectively. The weighted average fair values have been adjusted to reflect the exchange rate of 0.08695 used for Birks & Mayors purchase of the minority shares of Mayors in November 2005. No options were granted from this program during the year ended March 25, 2006.

The fair value of warrants and SARs granted under the Mayors plan were estimated at the grant date using the Black-Scholes pricing model. The weighted average assumptions used to value the warrants and SARs issued during the year ended March 25, 2006 were as follows: expected volatility 54.64%; risk-free interest rate 3.94%; expected lives of 6 years and a dividend yield of zero. The weighted average fair value of the warrants and SARs issued during the year were $4.26 and $3.55, respectively.

(m)	Long-lived assets:

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Measurement of an impairment loss for such long-lived assets is based on the difference between the carrying value and the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

(n)	Advertising costs:

Advertising costs are generally charged to expense as incurred. However, certain expenses such as those related to catalogs are expensed at the time such catalogs are shipped to recipients. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses and amounted to $3.2 million, $3.3 million and $2.8 million in the years ended March 25, 2006, March 26, 2005 and March 27, 2004, respectively. Advertising expense, net of vendor cooperative advertising allowances, amounted to $10.7 million, $9.1 million and $10.0 million in the years ended March 25, 2006, March 26, 2005 and March 27, 2004, respectively.

(o)	Pre-opening expenses:

Pre-opening expenses related to the opening of new and relocated stores are expensed as incurred.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

(p)	Comprehensive income (loss):

Comprehensive income (loss) includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

(q)	Operating leases:

All material lessor incentive amounts on operating leases are deferred and amortized as a reduction of rent expense over the term of the lease. Rent expense is recorded on a straight-line basis, which takes into effect any rent escalations, rent holidays and fixturing periods. Lease terms are from the inception of the fixturing period until the end of the initial lease term and generally exclude renewal periods.

(r)	Earnings per common share:

The following table sets forth the computation of basic and diluted earnings per common share for the years ended March 25, 2006, March 26, 2005 and March 27, 2004:

	Fiscal Year Ended
	March 25, 2006	March 26, 2005	March 27, 2004
	(in thousands, except per share information)
Basic earnings per common share computation:
Numerator:
Net income (loss)	$5,712	$1,167	$(2,214)
Denominator:
Weighted-average common shares outstanding	8,701	6,316	6,313
Earnings (loss) per common share	$0.66	$0.18	$(0.35)

Diluted earnings (loss) per common share:
Computation:
Numerator:
Net income (loss)	$5,712	$1,167	$(2,214)
Interest on convertible notes	195	380	—
Less net income of subsidiary	—	(648)	—
Plus diluted earnings of subsidiary attributable to the Company	—	743	—

	$5,907	$1,642	$(2,214)
Denominator:
Weighted-average common shares outstanding	8,701	6,316	6,313
Dilutive effect of stock options and warrants	312	289	—
Dilutive effect of preferred stock	646	2,034	—
Dilutive effect of convertible debt	636	1,017	—

Weighted-average common shares outstanding—diluted	10,295	9,656	6,313

Diluted earnings (loss) per common share	$0.57	$0.17	$(0.35)

The effect from the assumed exercise of 140,000, 5,000 and 780,000 of stock options was not included in the above computation of diluted earnings per common share for the years ended March 25, 2006, March 26, 2005 and March 27, 2004, respectively, because such amounts would have had an

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004 antidilutive effect. In addition, for the year ended March 27, 2004, the dilutive impact from the conversion of preferred stock into 1.0 million shares of common stock and the conversion of convertible notes into 1.0 million shares of common stock was not included in the computation of diluted earnings per common shares as such amounts would have had an antidilutive effect.

(s)	Commodity and currency risk:

The Company has exposure to market risk related to gold, silver, platinum and diamond purchases and foreign exchange risk. The Company periodically enters into gold futures contracts and foreign exchange forward contracts to economically hedge a portion of these risks. The Company has elected not to apply hedge accounting and, therefore, the contracts have been market to market each period, with changes recorded in the statement of operations. At March 25, 2006, there were no contracts outstanding.

(t)	Recent Accounting Pronouncements:

In October 2005, the FASB issued Staff Position (“FSP”) No FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period, which requires that rental costs associated with ground or building operating leases incurred during a construction period be recognized as rental expense and included in income from continuing operations. FSP No FAS 13-1 is effective for the Company as of its fiscal year beginning March 26, 2006. The adoption of FSP No FAS 13-1 is not expected to have a material effect on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payments, which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. SFAS No. 123(R) generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, Accounting for Stock Issued to Employees, which was permitted under SFAS No. 123, as originally issued. SFAS No. 123(R) is effective for the Company as of its fiscal year beginning March 26, 2006. The Company’s adoption of SFAS No. 123(R) should not have a material impact on the Company’s financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, to amend the guidance in Chapter 4, Inventory Pricing, of FASB Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets—an Amendment of APB Opinion No. 29, to address the accounting for non-monetary exchanges of productive

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004 assets. SFAS No. 153 amends APB No. 29, Accounting for Non-Monetary Exchanges, which established a narrow exception for non-monetary exchanges of similar productive assets from fair value measurement. SFAS No. 153 eliminates that exception and replaces it with an exception for exchanges that do not have commercial substance. Under SFAS No. 153 non-monetary exchanges are required to be accounted for at fair value, recognizing any gains or losses, if the fair value is determinable within reasonable limits and the transaction has commercial substance. It specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective prospectively for non-monetary asset exchange transactions in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the Company’s financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligation, to clarify that an entity must recognize a liability for fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 became effective for the Company for fiscal year ended March 25, 2006. Retrospective application of interim financial information is permitted but is not required. The adoption of FIN 47 did not have a material effect on the Company’s financial position and results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to do so, in which case other alternatives are required. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company has not yet determined the impact, if any, the adoption of SFAS No. 154 will have on its financial position or results of operations.

4.	Accounts receivable:

Accounts receivable at March 25, 2006 and March 26, 2005 consist of the following:

	Fiscal Year Ended
	March 25, 2006	March 26, 2005
	(amounts in thousands)
Trade	$11,728	$8,756
Other	667	986

	$12,395	$9,742

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

Continuity of the allowance for doubtful accounts is as follows (in thousands):

Balance March 29, 2003	$1,343
Additional provision recorded	221
Write-offs	(478)

Balance March 27, 2004	1,086
Additional provision recorded	127
Write-offs	(198)

Balance March 26, 2005	1,015
Additional provision recorded	400
Write-offs	(419)

Balance March 25, 2006	$996

Certain sales plans relating to customers’ use of Mayors credit cards provide for revolving lines of credit and/or installment plans under which the payment terms exceed one year. In accordance with industry practice, these receivables, amounting to approximately $2.6 million and $1.6 million at March 25, 2006 and March 26, 2005, respectively, are included in accounts receivable in the accompanying consolidated balance sheets.

5. Inventories:

Inventories are summarized as follows:

	Fiscal Year Ended
	March 25, 2006	March 26, 2005
	(amounts in thousands)
Raw materials	$3,874	$4,409
Work in progress	1,633	1,910
Retail inventories and manufactured finished goods	141,532	130,680

	$147,039	$136,999

Additionally, the Company held consignment inventory with a purchase value of approximately $23.7 million and $28.6 million at March 25, 2006 and March 26, 2005, respectively.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

6.	Property and equipment:

The components of property and equipment are as follows:

	Fiscal Year Ended
	March 25, 2006	March 26, 2005
	(amounts in thousands)
Land	$5,885	$5,663
Buildings	8,340	7,444
Leasehold improvements	32,434	26,109
Molds	4,117	3,401
Furniture and fixtures	7,755	3,564
Software and electronic equipment	13,742	11,739
Equipment and vehicles	1,482	1,066

	73,755	58,986
Accumulated depreciation	(41,102)	(28,869)

	$32,653	$30,117

Property and equipment, having a cost of $12.8 million and a net book value of $10.5 million at March 25, 2006, and a cost of $13.0 million and a net book value of $9.5 million at March 26, 2005, are under capital leasing arrangements.

7.	Bank indebtedness:

Bank indebtedness consists of the following:

	Fiscal Year Ended
	March 25, 2006	March 26, 2005
	(amounts in thousands)
Working capital credit facility	$76,381	$74,254
Junior secured term loan	11,668	—
Other indebtedness	58	1,262

	$88,107	$75,516

(a)	On January 19, 2006, the Company entered into a revolving, Tranche B loan and Security Agreement among Birks & Mayors and Mayors as borrowers and Bank of America N.A. and GMAC Commercial Finance LLC as lenders. This facility replaced the credit facilities previously held by Birks & Mayors and Mayors individually.

The $135 million working capital credit facility is collateralized by substantially all of the Company’s assets. The Company also has an $11.7 million junior secured term loan with Back Bay Capital. The working capital credit facility has a maturity date of January 19, 2009 and the junior secured term loan has a maturity date of August 18, 2007, however, the Company has an early pre-payment option without penalty effective August 18, 2006.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

Availability under the working capital credit facility is determined based upon a percentage formula applied to certain inventory, accounts receivable and other assets and has certain restrictions regarding borrowing availability. This percentage formula relating to inventory will be adjusted concurrently with the repayment of the junior secured term loan in order to facilitate the repayment of such loan.

The working capital credit facility has certain financial covenants, which are tested only at certain net excess borrowing capacity thresholds. As at March 25, 2006, the Company did not need to test the financial covenants. The working capital credit facility also contains limitations on the Company’s ability to pay dividends. Under the terms of the facility, the Company can only pay dividends at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve month period.

The interest rate under the working capital facility at March 25, 2006 was 5.9%. The junior secured term loan bears an effective interest rate of 12.75%.

At March 25, 2006 the Company had excess borrowing capacity of $24.1 million.

The information concerning the Company’s working capital credit facility is as follows:

	Fiscal Year Ended
	March 25, 2006	March 26, 2005
	(dollars in thousands)
Maximum borrowing outstanding during the year	$100,106	$100,912
Average outstanding balance during the year	$81,298	$75,098
Weighted average interest rate for the year	5.67%	5.02%
Effective interest rate at year-end	5.90%	5.43%

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

8.	Long-term debt:

(a)	Long-term debt consists of the following:

	Fiscal Year Ended
	March 25, 2006	March 26, 2005
	(amounts in thousands)
Term loan from La Financière du Québec, bearing interest at an annual rate of prime plus 1.5%, repayable to June 2010 in 84 equal monthly capital repayments of $45.9 (CAN$53.6), secured by the assets of the Company, ranking second to the Company’s bank indebtedness, and by a $385 (CAN$450) Letter of Credit issued by Iniziativa S.A. on behalf of the Company.	$2,154	$2,598
Subordinated loan from the Company’s parent, Regaluxe Investment S.à.r.l., bearing annual interest, after withholding taxes, of 12% to August 2005 and 14% thereafter, repayable in March 2006 following its renewal by the Company for an additional twelve months with repayment privilege subject to the approval of the Company’s principal lender.	—	2,057
Obligation under capital lease on land and building, bearing annual interest of 5%, repayable in monthly capital installments of $5.4, maturing in March 2025, secured by the property, second position on other assets of Henry Birks & Sons US Inc. and a guarantee by the Company subordinated to all pre-existing debt.	1,235	1,300
Obligations under capital leases, at annual interest rates between 6.3% and 15.2%, secured by equipment, maturing at various dates from May 2006 to December 2010.	1,742	478
Obligation under capital lease on land and buildings, pursuant to a sale-leaseback transaction. The term loan is being amortized using an implicit annual interest rate of 10.74% over the term of the lease of 20 years with a balloon payment.	12,843	12,261
Other long-term loans payable	313	269
Junior secured term loan	11,668	12,668

	29,955	31,631
Current portion in bank indebtedness	11,668	—
Current portion of long-term debt	1,316	3,076

	$16,971	$28,555

(b)	As security for the bank indebtedness, loans for leasehold improvements and term loans and long-term debt, the Company has provided the lenders the following:

(i)	general assignment of all accounts receivable, other receivables and trademarks;

(ii)	general security agreements;

(iii)	insurance on physical assets in a minimum amount equivalent to the indebtedness, assigned to the lenders;

(iv)	a mortgage on moveable property (general) under the Civil Code (Québec) of $214,151,105 (CAN$250,000,000);

(v)	lien on machinery, equipment and molds and dies;

(vi)	the securitization and subordination of all present and future indebtedness owing by the Company to Regaluxe Investment S.à.r.l.; and

(vii)	a pledge of trademark and stock of the Company’s subsidiaries.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

(c)	Future minimum lease payments for capital leases required in the following five years and thereafter are as follows (in thousands):

Year ending March:
2007	$2,196
2008	2,261
2009	1,956
2010	1,630
2011	1,691
Thereafter	24,211

33,945
Less imputed interest	18,125

$15,820

(d)	Principal payments on long-term debt required in the following five years and thereafter, including obligations under capital leases, are as follows (in thousands):

Year ending March:
2007	$12,984
2008	1,322
2009	1,128
2010	782
2011	316
Thereafter	13,423

$29,955

9.	Convertible notes:

On November 14, 2005, as part of the merger, the Company converted its convertible note of $2.5 million to a preferred shareholder, into 512,015 Class A voting shares of the Company. Also on that date, the Company converted its convertible note of $2.5 million to Regaluxe Investment S.à.r.l. into 504,876 Class B multiple voting shares of the Company (see Note 2).

10.	Other Items:

Other items of approximately $0.5 million of income for the year ended March 25, 2006 was primarily related to adjustments of sales tax contingency estimates. Other items of $1.2 million within total operating expenses for the year ended March 26, 2005 consist primarily of approximately $1.0 million of income resulting from the settlement of a sales tax liability for less than the amount previously accrued and the adjustment of other sales tax contingency estimates, and approximately $0.1 million of miscellaneous income.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

11.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:

(i)	In 2006, Birks & Mayors adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of Birks & Mayors. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The Long-Term Incentive Plan provides for the grant of units and performance unit or share awards. The Long-Term Incentive Plan authorizes the issuance of 900,000 Class A voting shares, which will consist of authorized but unissued Class A voting shares. The Company is restricted from issuing Class A voting shares or equity based awards under this program if such issuance, when combined with the Class A voting shares issuable under this plan or any of the Company’s other equity incentive award plans exceeds 1,304,025 Class A voting shares without the approval of the shareholders of the Company. Cash settled awards however are permitted. No awards have been granted under this program during the year ended March 25, 2006.

The Company has outstanding employee stock options issued under the Birks Employee Stock Option Plan (the “Birks ESOP”). This plan was authorized to issue 237,907 shares or 10% of non-voting common stock for issuance under this plan. The granting of options, the price and the related vesting period were at the discretion of the Board of Directors. The life of the options issued under this plan were not to exceed 10 years with options vesting generally pro-rata over four years. Effective November 15, 2005, no awards are permitted to be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. At March 25, 2006 there were 162,837 Class A voting shares underlying options granted under the Birks ESOP.

(ii)	The Company has also entered into separate agreements to issue options to purchase 439,532 shares of common stock (not specifically defined) of the Company to the Company’s Chief Executive Officer and 143,339 non-voting common shares to a director of the Company and a director of the parent company. The options are at prices ranging from CAN$6.00 to CAN$7.00 per share. As a result of antidilution provisions associated with some of the options issued to the Company’s Chief Executive Officer, the number of Class A voting shares of common stock eligible to be purchased under stock options by the Chief Executive Officer increased by approximately 74,096 during the year ended March 25, 2006 with an exercise price of CAN$6.00. At March 26, 2005, all these options are exercisable and expire over a period of ten years from the grant date. The life of the options issued to a director of the Company and a director of the parent company are not permitted to exceed a period of three months after service terminates, except in certain specific situations. The options issued to the Company’s Chief Executive Officer were modified, effective April 1, 2005, to extend the post-termination exercise period from the original three months to two years or 10 years after retirement. Compensation income of $731,000 associated with these awards was recorded in selling, general and administrative expenses for the year ended March 25, 2006 and $495,565 and $2,857 of expense was recorded in selling, general and administrative expenses for the years ended March 26, 2005 and March 27, 2004, respectively.

(iii)

On April 23, 2004, the Company granted to members of its Board of Directors in lieu of directors fees and committee attendance fees, 25,000 options to acquire non-voting common stock of the Company for a purchase price of CAN$7.73 exercisable at any time to April 23, 2014. One director waived the options and subsequently resigned. Compensation income of $31,000 was recorded for the year ended

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

March 25, 2006 and compensation expense of $28,000 was recorded in selling, general and administrative expenses for the year ended March 26, 2005.

The following is a summary of the activity of Birks’ stock option plans and arrangements:

	Options	Weighted average exercise price
	(CAN dollars)
Outstanding March 29, 2003	782,303	$6.42
Forfeited/cancelled	(2,475)	7.23

Outstanding March 27, 2004	779,828	6.42
Granted	45,000	7.73
Forfeited/cancelled	(41,538)	7.24

Outstanding March 26, 2005	783,290	6.43
Granted	81,096	6.12
Forfeited/cancelled	(29,582)	7.19

Outstanding March 25, 2006	834,804	6.40

A summary of the status of Birks’ stock options at March 25, 2006 is presented below:

	Options outstanding		Options exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
(CAN dollars)					(CAN dollars)
$ 6.00 – 6.24	325,666	2.2	$6.00	325,666	$6.00
$ 6.25 – 6.99	288,836	3.0	6.25	288,836	6.25
$ 7.00 – 7.72	165,852	5.5	7.02	165,852	7.02
$ 7.73 – 7.73	54,450	6.9	7.73	39,450	7.73

$ 6.00– 7.73	834,804	3.4	$6.40	819,804	$6.38

(iv)	The Company has outstanding employee stock options and SARs issued to employees and members of the Board of Directors of Mayors under the 1991 Stock Option Plan and the Long-Term Incentive Plan approved by the former Board of Directors of Mayors. Under these plans, the option price was required to equal the market price of the stock on the date of the grant or in the case of an individual who owned 10% or more of the common stock of Mayors, the minimum price was to be set at 110% of the market price at the time of issuance. Options granted under these programs generally became exercisable from six months to three years after the date of grant, provided that the individual was continuously employed by Mayor’s, or in the case of directors, remained on the Board of Directors. All options generally expired no more than ten years after the date of grant. Outstanding options under these programs were replaced by options issued by the Company as part of the Company’s acquisition of the minority shares of Mayors in November 2005 at an exchange rate equivalent to those offered to outstanding shareholders. This resulted in a new measurement date for approximately 248,261 stock options and the Company recorded an expense of $693,000. Effective November 15, 2005, no further awards will be granted under these plans. However, these plans will remain effective until the outstanding awards thereunder terminate or expire by their terms. At March 25, 2006, there were 370,000 of Class A voting stock underlying options granted under this plan.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

During the year ended March 25, 2006, 113,034 of SARs were granted under these plans to the Company’s chief executive officer and other members of senior management. The SARs entitle the grantee the right to receive the value of the appreciation in the market value of the Company’s stock over the market value of the Company’s common stock on the date of grant of the SARs. The grantees’ interests in the SARs generally vest ratably over a 3 year period and expire 10 years after grant. At March 25, 2006, there were 113,034 of SARs outstanding. While these awards were considered variable awards, no expense was recognized related to these awards as the underlying stock of the company was lower than the strike price of the SARs. The following is a summary of the activity of Mayors stock option plans. The number of options and exercise price in the table below have been adjusted to reflect the conversion rate of .08695 related to Birks & Mayors purchase of the minority shares of Mayors on November 14, 2005:

	Options	Weighted average exercise price
Outstanding March 29, 2003	552,868	$26.80
Granted	14,781	8.06
Forfeited/cancelled	(43,185)	63.60

Outstanding March 27, 2004	524,464	23.24
Granted	6,956	7.14
Forfeited/cancelled	(123,976)	48.42

Outstanding March 26, 2005	407,444	16.34
Forfeited/cancelled	(35,995)	29.10
Exercised	(1,449)	2.65

Outstanding March 25, 2006	370,000	13.96

A summary of the status of the option plans at March 25, 2006 is presented below:

		Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining life (years)		Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 2.65 – 3.98	226,065	6.5	*	$3.18	226,065	$3.18
$ 3.99 – 5.99	3,912	2.2		4.79	3,912	4.79
$ 6.00 – 9.00	13,904	6.6		8.06	13,904	8.06
$ 9.01 – 13.52	26,945	3.2		10.49	25,496	10.57
$ 13.53 – 20.30	11,766	5.0		17.44	11,766	17.44
$ 20.31 – 30.47	38,039	3.0		27.78	38,039	27.79
$ 30.48 – 45.72	35,367	4.4		42.74	35,367	42.74
$ 45.73 – 68.60	8,641	2.5		53.31	8,641	53.31
$ 68.61 – 155.27	5,361	6.2		149.46	5,361	149.46

$ 2.65 – 155.27	370,000	5.5		$13.96	368,551	$13.98

*	130,425 of these options were granted to the Chief Executive Officer and expire either after ten years or two years after termination of employment. For purposes of the information herein, a term of ten years is used.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

(b)	The Company has issued warrants to purchase shares of the Company’s stock. During the year ended March 25, 2006, the company issued 10,935 of additional warrants. On May 26, 2005, Mayors purchased 43,595 of these warrants, adjusted to reflect the merger exchange of .08695, from one of the holders for $150,000, the estimated fair value. The right to receive these warrants is contingent upon fulfillment of certain time-based employment vesting requirements. The exercise price of the warrants was $3.45 per share. The warrants granted to employees are subject to variable accounting due to their cashless exercise feature, which requires compensation expense (credit) calculated as the increase or decrease in intrinsic value of the warrants, to the extent vested, based on the change in market value of the underlying Birks & Mayors common stock. Non-cash compensation expense (credit) included in selling, general and administrative expenses for the year ended March 25, 2006, March 26, 2005 and March 27, 2004 related to these warrants was approximately $(487,454), ($60,200) and, $1,541,700. At March 25, 2006, the number of warrants was 382,722 all of which were vested, and the exercise price was $3.34.

(c)	In connection with its term loan agreement with La Financière du Québec, the lender is entitled to 99,428 options to purchase Class A voting shares at $3.87 (CAN$4.52) per share .

75,191 options were originally issued on May 13, 2003 and each option had a fair value of $4.29 (CAN$5.97) for a total fair value of $323,300 (CAN$449,000). On November 14, 2005, the amount of options were increased to 99,428 with the option price for these options adjusted to $3.87 (CAN$4.52) per share. At March 25, 2006, each option had a fair value of $3.61 (CAN$4.21) for a total value of $359,000 (CAN$419,000). Total expense associated with these options and recorded in interest on long-term debt for the years ended March 25, 2006, March 26, 2005 and March 27, 2004 was $70,328, $70,140 and $39,500, respectively.

(d)	The Company has granted to a lending institution the option to purchase approximately 11,896 shares of common stock of the Company (adjusted so as to equal 0.50% of all then issued and outstanding shares of all classes and categories in the Company’s share capital) for the purchase price of CAN$1.00 per share, to a maximum of CAN$12,000, exercisable by the lending institution prior to April 30, 2008.

On March 14, 2005, the option agreement was amended whereby this lending institution received from the Company 46,845 options to acquire common stock of the Company for a purchase price of CAN$0.26 per share, exercisable at any time on or prior to April 30, 2008 and the original option was cancelled. The fair value of the options resulted in compensation expense of $342,483, included in interest and other financial costs for the year ended March 26, 2005.

(e)	Employee stock purchase plan:

In February 2006, Birks & Mayors adopted an Employee Stock Purchase Plan (“ESPP”). The ESPP permits eligible employees, which do not include executives of the Company, to purchase the Company’s Class A voting stock at 85% of the company’s fair market value through regular payroll deductions. A total of 100,000 shares of the Company’s Class A voting shares are reserved for issuance under the ESPP. As of March 25, 2006, no shares have been issued under this plan.

Prior to the November purchase by Birks & Mayors of the remaining minority shares of Mayors, Mayors had an Employee Stock Purchase Plan (“ESPP”), which permitted eligible employees, not including executives of Mayors, to purchase common stock from Mayors at 85% of its fair market value through regular payroll deductions. This plan was cancelled as of November 14, 2005. Prior to that time

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

50,956 shares had been issued including 2,941 shares during the year ended March 25, 2006. During the year ended March 26, 2005, 30,285 shares were issued. These amounts have been adjusted to reflect the merger exchange rate of 0.08695. No shares were issued under this plan during the year ended March 27, 2004.

(f)	Profit sharing plan:

Mayors has a 401(k) Profit Sharing Plan & Trust (the “Plan”), which permits eligible employees to make contributions to the Plan on a pretax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Mayors makes a cash contribution of 25% of the employee’s pretax contribution, up to 4% of Mayors employee’s compensation, in any calendar year. The employer match amounted to $93,829, $88,633 and $74,313 for the years ended March 25, 2006, March 26, 2005 and March 27, 2004, respectively.

12.	Income taxes:

(a)	The significant items comprising the Company’s net deferred tax assets at March 25, 2006 and March 26, 2005 are as follows:

	Fiscal Year Ended
	March 25, 2006	March 26, 2005
	(amounts in thousands)
Deferred tax assets:
Loss and tax credit carry forwards	$34,040	$34,917
Difference between book and tax basis of property and equipment	7,984	8,934
Inventory allowances	1,006	1,401
Other reserves not currently deductible	1,770	1,873
Deferred gain on sale-leaseback	4,367	4,143
Expenses not currently deductible	1,288	1,239
Other	807	941

Net deferred tax asset before valuation allowance	51,262	53,448
Valuation allowance	(51,262)	(53,448)

Net deferred tax asset	$—	$—

The valuation allowance has been recorded to reduce the net deferred tax asset to the amount that the Company believes, after evaluating the currently available evidence, will more likely than not be realized. The Company’s current federal tax payable at March 25, 2006, was $40,000. No federal income taxes were payable at March 26, 2005.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

The Company’s provision (benefit) for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended
	March 25, 2006	March 26, 2005	March 27, 2004
Canadian statutory rate	33.8%	33.8%	35.2%
Increase valuation allowance	—	—	(69.6%)
Tax benefit of losses and other tax attributes	(32.1%)	(44.1%)	—
Warrants	(1.9%)	21.7%	(2.1%)
Permanent differences and other	0.9%	8.5%	(7.5%)
Local and Federal NOL adjustments	—	(19.9%)	44.0%

Total	0.7%	0.0%	0.0%

(b)	At March 25, 2006, the Company had federal non-capital losses of $7.7 million and investment tax credits (“ITC’s”) in Canada of $95,000 which expire between 2007 and 2015.

(c)	Mayors has federal and state net operating losses carry forward in the U.S. of approximately $80.4 million and $78.9 million, respectively. Due to Section 382 limitations from the change in ownership for the year ended March 29, 2003, the utilization of approximately $41.3 million of the pre-acquisition net operating loss carry forward is limited to $953,490 on an annual basis, resulting in a valuation allowance of approximately $23 million for pre-acquisition net operating loss carry forwards that will more than likely not be realized. The federal net operating loss carry forward expires beginning in fiscal 2009 through fiscal 2025 and the state net operating loss carry forward expires beginning in fiscal 2008 through fiscal 2025. Mayors also has an alternative minimum tax credit carry forward of approximately $0.8 million to offset future federal income taxes.

(d)	Henry Birks & Sons U.S. Inc. has non-capital losses totaling $635,103 at March 25, 2006 which will expire between 2020 and 2023.

13.	Capital stock:

(a)	On November 14, 2005, the Company issued 1,866,109 of Class A voting shares to the minority shareholders of Mayors in exchange for all their outstanding common shares on a 0.08695 for 1 basis. In addition, the Company converted outstanding Series A preferred shares into Class A voting shares on a 1 for 1.01166 basis and issued 512,015 of Class A common stock and 504,876 of Class B common stock to convert a $2.5 million convertible note issued to a preferred shareholder and a $2.5 million of convertible note issued to Regaluxe Investment S.à.r.l, respectively.

(b)

In March 2005, the Company merged with its parent, Henry Birks & Sons Holdings Inc., and reorganized such that the Company became the surviving entity. The consolidated financial statements reflect the merger as if it occurred prior to the beginning of March 30, 2003. The impact of the merger was not significant. In conjunction with this merger, the Company amended its articles of incorporation and created three new classes of common stock; Class A, Class B and Class C. The Class B common stock has substantially the same rights as the Class A common stock except that each share of Class B common stock receives 10 votes per share. The Class C common shares receive 100 votes per share. Upon the creation of these new classes of common stock, the Company converted all common stock outstanding into Class A voting shares

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004 on a 1 for 1.01166 basis and subsequently, cancelled the common shares. Regaluxe Investments S.à.r.l. and Montrolux S.A. subscribed for Class C shares and transferred their respective Class A shares of Henry Birks and Sons Holdings Inc. to the Company for consideration equal to Class B multiple voting shares. In March 2005, the Company amended its Series A preferred share conversion feature to provide for the conversion of these preferred shares into Class A common stock on a 1 for 1.01166 basis rounded to the nearest whole number. The conversion feature of the convertible notes was also amended to provide for conversion into Class A voting and Class B multiple voting shares instead of common shares. The Company then cancelled all Class A voting shares as well as the Series A preferred shares held by Henry Birks and Sons Holdings Inc. and by a member of management and cancelled the Class C shares held by Regaluxe Investment S.à.r.l. and Montrolux S.A.

	Common Stock		Class A common stock		Class B common stock		Total common stock		Series A preferred shares
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
	(dollars in thousands)
Balance at March 29, 2003 and March 27, 2004	6,313,308	$31,405	—	$—	—	$—	6,313,308	$31,405	2,034,578	$10,050
Repurchase of shares	(10,290)	(41)	—	—	—	—	(10,290)	(41)	—	—
Exchange of common shares for Class A and Class B shares	(6,303,018)	(31,364)	—	—	—	—	(6,303,018)	(31,364)	—	—
Issuance of Class A shares in exchange for common shares	—	—	85,450	336	—	—	85,450	336	—	—
Issuance of Class B shares in exchange for the Class A share of Henry Birks and Sons Holding Inc. and cancellation of the Series A preferred shares held by Henry Birks and Sons Holdings Inc.	—	—	—	—	7,213,094	36,028	7,213,094	36,028	(1,012,228)	(5,000)

Balance March 26, 2005	—	—	85,450	336	7,213,094	36,028	7,298,544	36,364	1,022,350	5,050
Repurchase of shares	—	—	(8,093)	(41)	—		(8,093)	(41)	—	—
Conversion of preferred shares to Class A shares	—	—	1,034,272	6,607	—	—	1,034,272	6,607	(1,022,350)	(5,050)
Issuance of Class A and Class B shares from conversion of convertible notes	—	—	512,015	2,584	504,876	2,585	1,016,891	5,169	—	—
Issuance of Class A shares to minority shares	—	—	1,866,109	12,347	—	—	1,866,109	12,347	—	—

Balance March 25, 2006	—	$—	3,489,753	$21,833	7,717,970	$38,613	11,207,723	$60,446	—	$—

The Series A preferred shares were convertible into Class A common shares on a 1 to 1.01166 basis

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

14.	Commitments:

Operating leases:

The Company leases all of its retail stores under operating leases with the exception of one Birks & Mayors location. The rental costs are based on minimum annual rentals and a percentage of sales. Such percentage of sales varies by location. In addition, most leases are subject to annual adjustment for increases in real estate taxes and common area maintenance costs.

Future minimum lease payments for the next five years and thereafter are as follows (in thousands):

Year ending March:
2007	$12,858
2008	12,141
2009	9,953
2010	7,724
2011	5,837
Thereafter	14,989

$63,502

Rent expense for the Company was approximately $20.8 million, including $1.1 million of contingent rent for the year ended March 25, 2006, $19.0 million, including $1.0 million of contingent rent for the year ended March 26, 2005 and $17.4 million, including $0.8 million of contingent rent for the year ended March 27, 2004.

15.	Contingencies:

(a)	The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigation and claims. While the final outcome with respect to claims and legal proceedings pending at March 25, 2006 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

(b)	From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. At March 25, 2006, the amount guaranteed under such arrangements is approximately $2.0 million. The bad debt experience under these guarantees has been minimal and it is not probable that the Company will be required to make significant payments under these guarantees.

(c)	The Company and its subsidiary have employment agreements with the Company’s President and Chief Executive Officer for a term continuing until March 31, 2008, unless terminated in accordance with the agreement. The contractual obligation under these agreements aggregated to between $4.7 million and $7.9 million at March 25, 2006.

(d)	On December 1, 2004, Mayors was notified that the Securities and Exchange Commission (“SEC”) was conducting an informal inquiry regarding Mayors. The SEC has requested documents primarily relating to the warrants that Mayors issued to the Company in connection with the Company’s equity investment in Mayors in August 2002. The SEC has not made any further requests of Mayors since September of 2005. The Company has fully cooperated with the SEC investigation.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

16.	Segmented information:

The Company has two reportable segments: Retail and Other. Retail operates 39 stores across Canada under the Birks brand, and 28 stores in the Southeast U.S. under the Mayors brand. Other includes Corporate sales and Manufacturing operations. Corporate sales provide companies with corporate gifts for employees. The manufacturing operations manufacture jewelry and other products for the retail segment.

The two segments are managed and evaluated separately based on gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments.

	Retail			Other			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(amounts in thousands)
Sales to External Customers	$261,750	$228,350	$206,351	$12,573	$10,951	$9,905	$274,323	$239,301	$216,256
Inter-segment sales	$—	$—	$—	$37,312	$28,092	$17,508	$37,312	$28,092	$17,508
Gross Profit	$126,920	$108,711	$98,164	$10,483	$9,350	$8,022	$137,403	$118,061	$106,186

The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented. The following sets forth reconciliations of the segments gross profits to the Companies consolidated gross profits for the years ending March 25, 2006, March 26, 2005 and March 27, 2004:

	Fiscal Year Ended
	March 25, 2006	March 26, 2005	March 27, 2004
	(amounts in thousands)
Gross Profit	$137,403	$118,061	$106,186
Elimination of intercompany	(7,889)	(8,797)	(8,791)

Gross profit	$129,514	$109,264	$97,395

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

Sales to external customers and long-lived assets by geographical areas were as follows:

	Fiscal Year Ended
	March 25, 2006	March 26, 2005	March 27, 2004
	(amounts in thousands)
Geographic Areas
Net Sales:
Canada	$115,112	$96,601	$90,825
United States	159,211	142,700	125,431

	$274,323	$239,301	$216,256

Long-lived assets:
Canada	$26,260	$24,142	$25,169
United States	36,562	21,700	19,520

	$62,822	$45,842	$44,689

Classes of Similar Products
Net sales:
Jewelry and other	$173,091	$151,275	$140,693
Timepieces	101,232	88,026	75,563

	$274,323	$239,301	$216,256

17.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the financial statements except the following:

	Fiscal Year Ended
	March 25, 2006	March 26, 2005	March 27, 2004
	(amounts in thousands)
Transactions:
Purchases of inventory from supplier related to shareholder	$5,179	$5,999	$1,993
Purchases of inventory from a company under common control	—	—	85
Management fees to Iniziativa S.A. and Regaluxe Investment S.à.r.l.	923	916	842
Interest expense on convertible note payable to the parent company and preferred shareholder	35	50	50
Interest expense on subordinated loan from Regaluxe Investment S.à.r.l.	213	203	7
Interest expense on loan payable to shareholder	6	11	22
Balances:
Accounts payable	501	1,104
Loan payable to Regaluxe Investment S.A.	—	169

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004

(b)	On February 10, 2006, the Company’s Board of Directors approved the Company’s entering into a Management Consulting Services Agreement (the “Agreement”) with Iniziativa S.A. Under the Agreement, Iniziativa S.A. is to provide advisory, management and corporate services for approximately $235,000 per quarter through the period ending March 31, 2007, plus any out of pocket expenses. The initial term of the Agreement begins on April 1, 2006 and ends on March 31, 2007. The Agreement may be renewed for additional one year terms by the Company. Two of the directors, Dr Filippo Recami and Dr. Lorenzo Rossi di Montelera, are affiliated with Iniziativa S.A. Dr Recami is the Chief Executive Officer and managing director of Iniziativa S.A. Dr Rossi is a member of the Board of Directors and shares joint voting control over the shares of Iniziativa. Iniziativa is the Company’s controlling shareholder. The Company’s board of directors waived the Code of Conduct relating to related party transactions when the board of directors approved the entering into the Agreement with Iniziativa S.A.

(c)	On April 22, 2004, Mayors entered into a Management Consulting Services Agreement (the ”Agreement”) with Regaluxe Investment S.à.r.l. Regaluxe was the controlling shareholder of the Company which in turn is the controlling shareholder of Mayors. The initial term of the Agreement began on May 1, 2004 and ended on March 31, 2005. Effective May 1, 2005, the Agreement was renewed for an additional year. Under the Agreement, Regaluxe provided advisory management and corporate services to Mayors for approximately $125,000 per calendar quarter, plus out-of-pocket expenses.

(d)	Iniziativa S.A. issued a $385,472 (CAN$450,000) Letter of Credit to La Financière du Québec on behalf of Birks, as a security for the term loan from La Financière du Québec (note 9 (a)). The Letter of Credit expires on May 19, 2007 and requires renewal on an annual basis during the term of the loan.

(e)	For the years ended March 25, 2006, March 26, 2005 and March 27, 2004, the Company incurred approximately $373,000; $148,000 and $45,000 in legal fees to a Canadian law firm, of which a director of the Company is a retired senior partner.

(f)	The Company retains Pheidas Project Management and Oberti Architectural & Urban Design for project management and architectural services. Pheidas Project Management and Oberti Architectural & Urban Design have been involved in almost all renovations and new stores since 1993, as well as in the renovation of the Company’s executive offices. The principal of Pheidas Project Management and Oberti Architectural & Urban Design is the spouse of one of the Company’s directors. Pheidas Project Management and Oberti Architectural & Urban Design, as project managers and architects, charged the Company approximately $532,000 for services rendered in the year ended March 25, 2006, $415,000 in the year ended March 26, 2005 and $277,000 in the year ended March 27, 2004.

18.	Financial instruments:

(a)	Concentrations:

During the years ended March 25, 2006, March 26, 2005 and March 27, 2004, approximately 22%, 23% and 22%, respectively, of consolidated sales were of merchandise purchased from the Company’s largest supplier.

(b)	Fair value of financial instruments:

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosure About Fair Value Financial Instruments. The estimated

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 25, 2006, March 26, 2005 and March 27, 2004 fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data and/or estimation methodologies which may have a material effect on the estimated fair value amounts.

Accordingly, the estimates presented herein are not necessarily indicative of the amounts that would be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The Company has determined that the carrying value of its accounts receivable and accounts payable and accrued liabilities approximates fair values as at the balance sheet date because of the short-term maturity of those instruments. For bank indebtedness bearing interest at variable rates, the fair value is considered to approximate the carrying value.

The fair value of the long-term debt approximates their carrying value. The fair value was calculated using the present value of future payments of principal and interest discounted at the current market rates of interest available to the Company for the same or similar debt instruments with the same remaining maturities.

Exhibit Index

Exhibit Number		Description of Document

1.1		Articles of Amalgamation, as amended, of Birks & Mayors Inc., effective as of November 14, 2005. Incorporated by reference from Exhibit 3.2 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

1.2		By-laws of Birks & Mayors Inc., as amended, effective as of November 14, 2005. Incorporated by reference from Exhibit 3.4 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

2.1		Form of Birks Class A voting share certificate. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.1		Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2		Option Agreement between Birks, Henry Birks & Sons Holdings Inc. and GMAC Commercial Finance Corporation, dated as of March 15, 2005. Incorporated by Reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.3		Loan Agreement between Birks and Investissement Québec (formerly Financière du Québec), dated as of November 27, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.4		Form of Directors and Officers Indemnity Agreement. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.5		Henry Birks & Sons Inc. Employee Stock Option Agreement, dated as of May 1, 1997, amended as of June 20, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.6		Lease Agreement between Birks and Anglo Canadian Investments SA, dated as of December 12, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.7	*	Lease Agreement between Mayors and Westpoint Business Park, Ltd dated September 13, 2004.

4.8		Diamond Supply Agreement between Prime Investments SA and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.9		Conditional Sale Agreement between Rosy Blue N.V. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.10		Conditional Sale Agreement between Rosy Blue Inc. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.11		Conditional Sale Agreement between Rosy Blue Sales Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.12		Conditional Sale Agreement between Rosy Blue Hong Kong Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.13		Conditional Sale Agreement between Rosy Blue Finance S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.14		Registration Rights Agreement between Birks and Prime Investments SA, dated as of February 4, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.15		Employment Agreement between Thomas A. Andruskevich and Birks, dated as of September 27, 2004. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.16		Amended Employment Agreement between Thomas A. Andruskevich and Mayors, dated as of June 24, 2004. Incorporated by reference from Mayors Form 10-K filed on June 25, 2004.

4.17	*	Amended Employment Agreement between Henry Birks & Sons Inc. (n/k/a Birks & Mayors Inc.) and Thomas A. Andruskevich, dated as of November 14, 2005.

4.18		Employment Agreement between Michael Rabinovitch and Mayors, dated as of August 1, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.19	*	Amended Employment Agreement between Randy Dirth and Birks, dated as of July 1, 2004.

4.20		Amended Employment Agreement between Aida Alvarez and Mayors, dated as of July 19, 2002. Incorporated by reference from Mayors Form 10-Q filed December 17, 2002.

4.21		Employment Agreement between Marc Weinstein and Mayors, dated as of October 26, 2001. Incorporated by reference from Mayors Form 10-Q filed on December 18, 2001.

4.22		Amended Employment Agreement between Marc Weinstein and Mayors, dated as of July 19, 2002. Incorporated by reference from Mayors Form 10-Q filed December 17, 2002.

4.23		Second Amendment to Employment Agreement between Marc Weinstein and Mayors, dated March 31, 2003. Incorporated by reference from Mayors Form 10-K filed on June 19, 2003.

4.24		Employment Agreement between Joseph Keifer III and Mayors, dated October 1, 2002. Incorporated by reference from Mayors Form 10-Q filed on December 17, 2002.

4.25	*	Employment Agreement dated September 11, 2003 between John Orrico and Mayors.

4.26		Employment Agreement dated April 1, 2005, between Daisy Chin Lor and Mayors. Incorporated by reference from Mayors Form 10-K filed on June 24, 2005.

4.27	*	Employment Agreement between Miranda Melfi and Birks & Mayors dated February 24, 2006.

4.28		Revolving Credit, Tranche B Loan and Security Agreement by and between Birks & Mayors Inc., the Canadian borrower, Mayor’s, Inc., as the United States borrower, Bank of America, N.A., GMAC Commercial Finance LLC and Back Bay Capital Funding LLC, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.29		Tranche B Note by and between Mayor’s, Inc. and Back Bay Capital Funding LLC, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.30		U.S. Revolving Credit Note by and between Mayor’s, Inc. and Bank of America, N.A., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.31		U.S. Revolving Credit Note by and between Mayor’s, Inc. and GMAC Business Credit, LLC, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.32		U.S. Revolving Credit Note by and between Mayor’s Jewelers, Inc. and Lasalle Retail Finance, a Division of Lasalle Business Credit, LLC, as agent For Lasalle Bank Midwest National Association, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.33		Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.34		Canadian Revolving Credit Note by and between Birks & Mayors Inc. and GMAC Commercial Finance Corporation – Canada, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.35		Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Lasalle Business Credit, a Division of ABN AMRO Bank N.V., Canada Branch, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.36		Stock Pledge Agreement by and between Birks & Mayors Inc., Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.37		Trademark Collateral Security And Pledge Agreement by and between Birks & Mayors Inc., and its various subsidiaries, including Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.38		Intercompany Indemnity, Subrogation and Contribution Agreement by and between Birks & Mayors Inc. and Mayor’s Jewelers, Inc., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.39		Guaranty by and between certain subsidiaries of Birks & Mayors Inc., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.40		Management Consulting Services Agreement between Birks & Mayors Inc. and Iniziativa S.A. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on February 15, 2006.

4.41		Mayor’s Jewelers, Inc., (f/k/a Jan Bell Marketing, Inc.) 1991 Stock Option Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed on April 26, 2006.

4.42		Mayor’s Jewelers, Inc., 2004 Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed on April 26, 2006.

4.43	*	Birks & Mayors Inc. 2006 Employee Stock Purchase Plan.

4.44	*	Birks & Mayors Inc. Long-Term Incentive Plan.

4.45	*	Stock Option Agreement dated on or about November 2, 1999 between Birks & Mayors Inc. and Filippo Recami.

4.46	*	Stock Option Agreement dated on or about November 2, 1999 between Birks & Mayors Inc. and Gerald Berclaz.

4.47	*	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Peter O’Brien.

4.48	*	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Margherita Oberti.

4.49	*	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Lorenzo Rossi di Montelera.

4.50	*	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Carlo Coda-Nunziante.

4.51	*	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Joseph A. Keifer.

4.52	*	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Marco Pasteris.

4.53	*	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc.

4.54	*	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc.

4.55	*	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc.

4.56	*	Employment Agreement between Randolph Dirth and Mayors, dated as of July 1, 2004.

8.1	*	Subsidiaries of Birks & Mayors Inc.

12.1	*	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2	*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1	*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.