Form 20-F
period 2007-03-31
BIRKS & MAYORS INC.
filed 2007-06-18
CIK 1179821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                                                      to

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

1240 Phillips Square Montreal Québec Canada H3B 3H4
(Address of principal executive offices)

5870 North Hiatus Road Tamarac, Florida 33321
(Address of U.S. executive office)

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

3,515,999	Class A Voting Shares, without nominal or par value
7,717,970	Class B Multiple Voting Shares, without nominal or par value
0	Series A Preferred Shares, without nominal or par value, issuable in series

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Throughout this annual report, we refer to our fiscal years ended March 31, 2007, March 25, 2006, and March 26, 2005, as fiscal 2007, fiscal 2006 and fiscal 2005, respectively. Our fiscal year ends on the last Saturday in March of each year. Our last completed fiscal year, which ended March 31, 2007, consisted of 53 weeks with one fourteen-week period and three thirteen-week periods. Fiscal 2006 and fiscal 2005 consisted of 52 weeks, reported in four thirteen-week periods.

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

Selected Financial Data

The following financial data as of March 31, 2007 and March 25, 2006 and for each of the three years ended March 31, 2007, March 25, 2006 and March 26, 2005 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The following financial data as of March 26, 2005, March 27, 2004 and March 29, 2003 and for each of the two years ended March 27, 2004 and March 29, 2003 have been derived from our audited consolidated financial statements not included in this annual report. The historical results included below and elsewhere in this annual report are not necessarily indicative of our future performance.

We acquired approximately 72% of the voting control in Mayors on August 20, 2002. Since that date, the results of Mayors have been consolidated in our financial statements. For the years ended March 27, 2004 and March 29, 2003, Mayors net losses have been allocated between us and the minority stockholders of Mayors prior to the merger based on their residual equity interests in Mayors. Accordingly, our results in these two years are not directly comparable to the other years presented.

The data presented below are only a summary and should be read in conjunction with our audited financial statements, including the notes thereto, included elsewhere in this annual report. You should also read the following summary data in conjunction with Item 5, “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Income Statement Data:

	Fiscal Year Ended
	March 31, 2007	March 25, 2006	March 26, 2005	March 27, 2004	March 29, 2003
	(In thousands, except per share data)
Net sales	$294,282	$275,401	$240,294	$217,185	$151,927
Cost of sales	152,002	145,887	131,030	119,790	84,313

Gross profit	142,280	129,514	109,264	97,395	67,614
Selling, general and administrative expenses	115,457	109,211	94,683	94,486	63,603
Depreciation and amortization	6,438	5,621	4,749	4,312	3,256

Total Operating Expenses	121,895	114,832	99,432	98,798	66,859
Operating income (loss)	20,385	14,682	9,832	(1,403)	755
Interest and other financial costs	10,078	8,930	8,665	7,986	5,934
Income (loss) from continuing operations before income tax, minority interest, discontinued operations and extraordinary item	10,307	5,752	1,167	(9,389)	(5,179)
Income tax (benefit) expense	(2,816)	40	—	—	(991)

Income (loss) from continuing operations before minority interest, discontinued operations and extraordinary item	13,123	5,712	1,167	(9,389)	(4,188)
Minority interest in loss of subsidiary (1)	—	—	—	7,175	8,071

Income (loss) from continuing operations before discontinued operations and extraordinary item	13,123	5,712	1,167	(2,214)	3,883
Loss from discontinued operations, net of income tax of nil (2)	—	—	—	—	(828)

Income (loss) before extraordinary item	13,123	5,712	1,167	(2,214)	3,055
Extraordinary gain, net of income tax of nil (3)	—	—	—	—	9,042

Net income (loss) attributable to common shareholders	$13,123	$5,712	$1,167	$(2,214)	$12,097

Net income (loss) per common share	$1.17	$0.66	$0.18	$(0.35)	$2.05
Net income (loss) from continuing operations per common share	$1.17	$0.66	$0.18	$(0.35)	$1.92
Net income (loss) per common share – diluted	$1.11	$0.57	$0.17	$(0.35)	$1.28
Weighted average common shares outstanding	11,213	8,701	6,316	6,313	6,313
Weighted average common shares outstanding – diluted	11,788	10,295	9,656	6,313	9,503
Dividends per share	—	—	—	—	—

Balance Sheet Data:

	As of March 31, 2007	As of March 25, 2006	As of March 26, 2005	As of March 27, 2004	As of March 29, 2003
	(In thousands, except per share data)
Working capital	$29,971	$23,722	$35,056	$34,730	$37,717
Total assets	$252,516	$229,489	$199,721	$193,380	$171,146
Bank indebtedness	$109,187	$88,107	$75,516	$70,262	$58,086
Shareholders’ equity	$81,497	$67,367	$40,198	$32,187	$29,327
Common Stock:
Value	$60,569	$60,446	$36,364	$31,405	$31,405
Shares	11,233,969	11,207,723	7,298,544	6,313,308	6,313,308
Preferred Stock:
Value	$—	$—	$5,050	$10,050	$10,050
Shares	—	—	1,022,350	2,034,578	2,034,578

(1)	Minority interest in loss of subsidiary relates to the allocation of Mayors loss from continuing operations to the minority stockholders of Mayors based on their common stock ownership.
(2)	The loss from discontinued operations for fiscal 2003 relates to the discontinued operations of the store at Tysons Galleria in McLean, Virginia which was closed in March 2003. Costs related to the discontinued operation include operating losses, costs to exit the lease, write-off of fixed assets and severance costs offset by the write-off of deferred revenue from landlord inducements. The net assets of the store are not significant.
(3)	The extraordinary gain for fiscal 2003 relates to the acquisition of Mayors. Specifically, on August 20, 2002, Birks made an investment of $15.05 million in Mayors. The investment consisted of 15,050 shares of Mayors preferred stock, originally convertible into 3,333.33 shares of common stock for each preferred share with an allocated fair value of $11.2 million at the acquisition date. Birks also received 37,273,787 warrants to purchase shares of common stock, one-third at $0.30, one-third at $0.35 and one-third at $0.40. A fair value of $3.8 million has been allocated to the warrants. At the investment date the conversion of these preferred shares would have given Birks an approximately 72% equity interest in the common stock of Mayors. The excess of the fair value assigned to the preferred shares over 72% of the net book value of Mayors, net of the fair value assigned to the warrants, amounting to $21.2 million has been determined to be negative goodwill. The negative goodwill has been accounted for by reducing property and equipment by $12.2 million with the balance of $9.0 million recorded as an extraordinary gain.

Dividends and Dividend Policy

We have not paid dividends since 1998 and do not currently intend to pay dividends on our Class A voting shares or Class B multiple voting shares in the foreseeable future. Our ability to pay dividends on our Class A voting shares and Class B multiple voting shares are restricted by our credit agreements. See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources.” If dividends were declared by our Board of Directors, shareholders would receive a dividend equal to the per share dividend we would pay to holders of our Class A voting shares or holders of Class B multiple voting shares. Dividends we would pay to U.S. holders would generally be subject to withholding tax. See Item 10, “Additional Information—Taxation.”

RISK FACTORS

Risks Related to the Company

We are controlled by a single shareholder whose interests may be different from yours.

The Goldfish Trust beneficially owns or controls 68.6% of all classes of our outstanding voting shares, which are directly owned by Montrovest BV (“Montrovest”), the parent company of Iniziativa SA and Montrolux SA. Until recently, 63.4% of our outstanding voting shares were directly owned by Iniziativa S.A. (“Iniziativa”) and 31.2% was directly owned by Montrolux S.A. (“Montrolux”). The trustee of the Goldfish Trust is Rohan Private Trust Company Limited (the “Trustee”). Dr. Lorenzo Rossi di Montelera, who is

the Company’s Chairman of the Board, is a director of the Trustee, and a beneficiary of the Goldfish Trust. Under our amended charter, Montrovest, as holder of the Class B multiple voting shares, has the ability to control most actions requiring shareholder approval, including electing the members of our Board of Directors and the issuance of new equity. Dr. Rossi is the Chairman and a director of Iniziativa, a wholly-owned subsidiary of Montrovest and, in certain circumstances, may be delegated the authority from the Trustee to vote on shares held by Montrovest.

The Trustee and Montrovest may have different interests than you have and may make decisions that do not correspond to your interests. In addition, the fact that Birks & Mayors is controlled by one shareholder may have the effect of delaying or preventing a change in the management or voting control of Birks & Mayors.

If we are unable to implement our business strategy, our net sales and profitability may be adversely affected.

Our future financial performance and success are dependent on our ability to implement our business strategy successfully. Our present business strategy is to leverage our merchandising, marketing and sales expertise to increase net sales and profits, to design, make and introduce innovative new products, to utilize our manufacturing capabilities to improve gross margins, and to raise additional capital and make selective acquisitions to grow our revenue base. We may not successfully implement our business strategy. Furthermore, implementing our business strategy may not sustain or improve our results of operations.

Our business could be adversely affected if our relationships with any primary vendors are terminated or if the delivery of their products are delayed or interrupted.

We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name watch manufacturers, including Rolex, have distribution agreements with our subsidiary Mayors that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In fiscal 2007, merchandise supplied by Rolex and sold through our stores operating under the Mayors brand accounted for approximately 22% of our total net sales. Our relationships with primary suppliers, like Rolex, are generally not pursuant to long-term agreements.

We obtain materials and manufactured items from third-party suppliers. Any delay or interruption in our suppliers’ abilities to provide us with necessary materials and components may affect our manufacturing capabilities or may require us to seek alternative supply sources. Any delay or interruption in receiving supplies could impair our ability to supply products to our stores and, accordingly, could have a material adverse effect on our business, results of operations and financial condition. The abrupt loss of any of our third-party suppliers, especially Rolex, or a decline in the quality or quantity of materials supplied by any third-party suppliers could cause significant disruption in our business.

We are exposed to currency exchange risks that could have a material adverse effect on our results of operations and financial condition.

While we report financial results in U.S. dollars, a substantial portion of our sales are recorded in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the United States, non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the United States. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our Canadian dollar denominated debt and other liabilities. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. There were no contracts outstanding at the end of fiscal 2007.

Fluctuations in the availability and prices of our raw materials and finished goods may adversely affect our results of operations.

We offer a large selection of distinctive high quality merchandise, including diamond, gemstone and precious metal jewelry, rings, wedding bands, earrings, bracelets, necklaces, charms, timepieces and gifts. Accordingly, significant changes in the availability or prices of diamonds, gemstones, and precious metals we require for our products could adversely affect our earnings. Further, both the supply and price of diamonds are significantly influenced by a single entity, the Diamond Trading Corporation. We do not maintain long-term inventories or otherwise currently hedge against fluctuations in the cost of the majority of these materials. A significant increase in the price of these materials could adversely affect our net sales and gross margins.

A significant disruption at our jewelry manufacturing facilities could have a material adverse effect on our results.

Our manufacturing facilities could be damaged or disrupted by, among other things, a natural disaster, war, terrorism, fire, or mechanical failure. Although we have obtained property damage and business interruption insurance, certain events could result in a prolonged interruption. Any significant disruption could cause significant delays. Similarly, unexpected downtime at our manufacturing facilities as a result of unanticipated failures or scheduled maintenance may lead to production curtailments and leave us in short supply of certain products. In addition, our manufacturing processes are dependent on critical skilled workers. A loss of such workers without adequate replacements could result in material curtailment of production. Such shutdowns or curtailments may materially reduce production and impair our ability to supply our stores, which could adversely affect our productivity and results of operations.

Hurricanes and other severe weather conditions could cause a disruption in our operations, which could have an adverse impact on our results of operations.

Our U.S. operations are located in Georgia and Florida, regions which are susceptible to hurricanes. In the past, hurricanes have forced the closure of some of our stores, resulting in a reduction in net sales during such periods. Future hurricanes could significantly disrupt our U.S. operations and could have a material adverse effect on our overall results of operations. In addition, severe weather such as ice storms, snow storms and blizzards in Canada can cause conditions whereby peak holiday shopping could be materially affected.

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

We may not successfully manage our inventory, which could have an adverse effect on our net sales, profitability, cash flow and liquidity.

As a retail business, our results of operations are dependent on our ability to manage our inventory. To properly manage our inventory, we must be able to accurately estimate customer demand and supply requirements and purchase new inventory accordingly. If we fail to sell the inventory we manufacture or purchase, we may be required to write-down our inventory or pay our vendors without new purchases creating additional vendor financing, which would have an adverse impact on our earnings and cash flows. Additionally, a substantial portion of the merchandise we sell is carried on a consignment basis prior to sale or is otherwise financed by vendors, which reduces our required capital investment in inventory. Any significant change in these consignment relationships could have a material adverse effect on our net sales and cash flows.

The retail jewelry industry is highly competitive and we may not be able to grow or maintain our market share.

The retail jewelry business is mature and highly competitive in the United States and Canada. We compete with foreign and domestic guild and leading luxury jewelers, specialty stores, national and regional jewelry chains, department stores, warehouse clubs and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, television home shopping networks and jewelry retailers who make sales through Internet sites. We believe that competition in our markets is based primarily on trust, quality craftsmanship, product design and exclusivity, product selection, service excellence, and, to a certain extent, price. Many of our competitors are substantially larger than us and have greater financial resources than we do. We may not be able to compete successfully with such competitors. Competition could cause us to lose customers, increase expenditures or reduce pricing, any of which could have a material adverse effect on our earnings, cash flow and stock price.

As a luxury retail jeweler, our business is particularly susceptible to adverse economic conditions.

Jewelry purchases are discretionary for consumers and may be particularly and disproportionately affected by adverse trends in the general economy and the equity markets. The success of our operations depends to a significant extent upon a number of factors relating to discretionary consumer spending within the economy as a whole and in regional and local markets where we operate, including economic conditions (and perceptions of such conditions) affecting disposable consumer income such as employment wages and salaries, the performance of the stock market and real estate market, business conditions, interest rates, availability and cost of credit and taxation. In addition, our stores operating under the Mayors brand are more dependent upon tourism, and many of our stores are dependent on the continued popularity of malls as a shopping destination and the ability of malls or tenants and other attractions to generate customer traffic for such stores.

A substantial portion of our customers use credit, either from our proprietary credit cards or another consumer credit source, to purchase jewelry. When there is a downturn in the general economy or an increase in interest rates, fewer people may use credit. A downturn in the general economy could also adversely affect our ability to collect outstanding accounts receivable, and an increase in interest rates could result in reduced consumer spending, which could have a material adverse affect on our financial condition.

We have significant indebtedness, which could adversely affect our operations and financial condition.

We currently have a significant amount of indebtedness and significant debt service obligations. Our debt levels fluctuate from time to time based on seasonal working capital needs. The following table sets forth our estimated total indebtedness, total shareholders’ equity, total capitalization and ratio of total indebtedness to total capitalization as of March 31, 2007.

Total indebtedness	$127,089,000
Total shareholders’ equity	81,497,000

Total capitalization	$208,586,000

Ratio of total indebtedness to total capitalization	60.9%

This high degree of leverage could adversely affect our results of operations and financial condition. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

•

require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	place us at a disadvantage compared to our competitors that have a lower degree of leverage; and

•	negatively affect the price of our stock.

Our credit business may be adversely affected by changes in applicable laws and regulations.

The operation of our credit business subjects us to substantial regulation relating to disclosure and other requirements upon origination, servicing, debt collection and particularly upon the amount of finance charges we can impose. Any adverse change in the regulation of consumer credit could adversely affect our earnings. For example, new laws or regulations could limit the amount of interest or fees we can charge on consumer loan accounts, or restrict our ability to collect on account balances, which could have a material adverse effect on our earnings. Compliance with existing and future laws or regulations could require material expenditures or otherwise adversely affect our business or financial results. Failure to comply with these laws or regulations, even if inadvertent, could result in negative publicity, and fines, either of which could have a material adverse effect on our results of operations.

We may not be able to retain key personnel or replace them if they leave.

Our success is largely dependent on the personal efforts of Thomas A. Andruskevich, our President and Chief Executive Officer, and other key members of the senior management team. Although we have entered into employment agreements with Mr. Andruskevich and other key members of our senior management team, the loss of any of their services could cause our business to suffer. Our success is also dependent upon our ability to continue to hire and retain qualified financial, operations, development and other personnel. Competition for qualified personnel in the retail industry is intense, and we may not be able to hire or retain the personnel necessary for our planned operations.

Our business could be adversely affected if we are unable to successfully negotiate favorable lease terms.

As of March 31, 2007, we had 67 leased retail stores, which includes the capital lease of our Canadian headquarters and Montreal flagship store. The leases are generally for a term of five to ten years, with rent being a fixed minimum base plus, for a majority of the stores, a percentage of the store’s sale volume (subject to some adjustments) over a specified threshold. We have generally been successful in negotiating leases for new stores and lease renewals as our current leases near expiration. However, our business, financial condition, and operating results could be adversely affected if we are unable to continue to negotiate favorable lease and renewal terms.

Terrorist acts or other catastrophic events could have a material adverse effect on Birks & Mayors.

Terrorist acts, acts of war or hostility, natural disasters or other catastrophic events could have an immediate disproportionate impact on discretionary spending on luxury goods upon which our operations are dependent. For example, in the aftermath of the terrorist attacks carried out on September 11, 2001, tourism and business travel was significantly reduced in all of our markets, which had an adverse impact on our net sales. Similarly, the SARS epidemic in Toronto, Ontario in the spring of 2003 had an adverse impact on net sales in our stores in that region. Similar future events could have a material adverse impact on our business and results of operations.

Risks Related to Class A Voting Shares

Our share price could be adversely affected if a large number of Class A voting shares are offered for sale or sold.

Future issuances or sales of a substantial number of our Class A voting shares by Birks & Mayors, Montrovest, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair Birks & Mayors’ ability to raise capital through future issuances of equity securities. As of May 31, 2007, we had approximately 3,532,666 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.

As a retail jeweler with a limited public float, the price of our Class A voting shares may fluctuate substantially, which could negatively affect the value of our Class A voting shares and could result in securities class action claims against us.

The price of our Class A voting shares may fluctuate substantially due to, among other things, the following factors: (1) fluctuations in the price of the shares of the small number of public companies in the retail jewelry business; (2) additions or departures of key personnel; (3) announcements of legal proceedings or regulatory matters; and (4) the general volatility in the stock market. The market price of our Class A voting shares could also fluctuate substantially if we fail to meet or exceed expectations for our financial results or if there is a change in financial estimates or securities analysts’ recommendations.

Significant price and value fluctuations have occurred in the past with respect to the securities of retail jewelry and related companies. In addition, because the public float of the Class A voting shares is relatively small, the market price of our Class A voting shares is likely to be volatile. There is limited trading volume in our Class A voting shares, rendering them subject to significant price volatility. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies, and that has often been unrelated to the operating performance of such companies. A number of other factors, many of which are beyond our control, could also cause the market price of our Class A voting shares to fluctuate substantially. In the past, following periods of downward volatility in the market price of a company’s securities, class action litigation has often been pursued against the respective company. If our Class A voting shares were similarly volatile and similar litigation were pursued against us, it could result in substantial costs and a diversion of our management’s attention and resources.

Birks & Mayors is governed by the laws of Canada, and, as a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the United States.

Birks & Mayors is governed by the laws of Canada. A substantial portion of our assets are located outside the United States and some of our directors and officers are residents outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon Birks & Mayors or its directors and officers, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of Birks & Mayors and such directors or officers under the United States federal securities laws. There is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of the civil liabilities predicated upon the United States federal securities laws.

We expect to maintain our status as a “foreign private issuer” under the rules and regulations of the SEC and, thus, are exempt from a number of rules under the Exchange Act of 1934 and are permitted to file less information with the SEC than a company incorporated in the U.S.

As a “foreign private issuer” we are exempt from rules under the Exchange Act of 1934 (“the Exchange Act”) that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our Class A voting shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act; nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning Birks & Mayors than there is for U.S. public companies.

If we were treated as a passive foreign investment company, or a PFIC, some holders of our Class A voting shares would be subject to additional taxation, which could cause the price of our Class A voting shares to decline.

We believe that our Class A voting shares should not be treated as stock of a PFIC for U.S. federal income tax purposes, and we expect to continue operations in such a manner that we will not be a PFIC. If, however, we are or become a PFIC, some holders of our Class A voting shares could be subject to additional U.S. federal income taxes on gains recognized with respect to our Class A voting shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Item 4.	Information on the Company

THE COMPANY

Corporate History and Overview

Birks & Mayors is a leading North American luxury jewelry brand which designs, develops, makes and retails fine jewelry, time pieces, sterling silver and gifts. As of May 31, 2007, Birks & Mayors operated 67 luxury jewelry stores, 38 stores under the Birks brand, located in all major cities across Canada, and 29 stores under the Mayors brand, located in Florida and Georgia. As a luxury jeweler, most of our jewelry products are constructed of 18 karat gold, platinum or sterling silver, with or without precious gemstones, with significant emphasis on quality craftsmanship and distinctive design. For the fiscal year ended March 31, 2007, we had net sales of $294.3 million.

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

From 1950 through 1990, Birks expanded significantly and by the early 1990s had approximately 220 stores in Canada and the United States. Birks undertook a period of rapid expansion in the 1980s, followed in the early 1990s by a period of declining margins and a significant erosion in consumer spending coupled with significantly higher indebtedness resulting from a family buy-out, which combined to cause Birks to experience significant financial losses. These financial difficulties ultimately led to the purchase of Birks by Borgosesia Acquisitions Corporation in 1993, a predecessor company of Regaluxe Investment S.á.r.l., which is referred to in this annual report as “Regaluxe.” Effective March 28, 2006, Regaluxe was acquired through a merger with Iniziativa S.A., which is referred to in this annual report as “Iniziativa S.A.” As of June 4, 2007, following a reorganization, Iniziativa S.A. and Montrolux S.A. transferred all of the shares they respectively held in the Company to their parent company, Montrovest B.V. Following the 1993 acquisition of Birks, Birks’ operations were rationalized and a program of returning Birks to its historic core strength as the leading Canadian luxury jeweler was initiated.

In August 2002, Birks invested $15.05 million to acquire approximately 72% of the voting control in Mayors, which was experiencing an unsuccessful expansion beyond its core markets and significant losses.

Between August 2002 and November 2005 it became apparent to both Mayors and Birks management that it was in the best interest of the shareholders to combine the two companies. Management believed that such combination would create a stronger capital base, improve operating efficiencies, reduce the impact of regional issues, simplify the corporate ownership of Mayors, eliminate management and board of directors inefficiencies with managing intercompany issues, and possibly increase shareholder liquidity. Upon the consummation of the merger on November 14, 2005, each outstanding share of the Mayors common stock not then owned by Birks was converted into 0.08695 Class A voting shares of Birks. As a result of the merger, Mayors common stock ceased trading on the American Stock Exchange (“AMEX”) and Birks & Mayors began trading on the AMEX under the trading symbol “BMJ.” Since the merger, Birks & Mayors has worked very diligently to fully integrate the Birks business with Mayors and believes the integration process is substantially complete. As a result of the merger, we believe the combined company has a stronger capital base, improved operational efficiencies and diversity and depth of its products and distribution capabilities.

During fiscal 2007, we opened a new Mayors store located in Estero, Florida and closed a Birks store located in London, Ontario. Additionally, we signed a lease to open a new Mayors store location in Weston, Florida which we plan to open in the summer of 2007. We also expect to sign a lease for a second new Mayors store in Jacksonville, Florida which is expected to open during the fall of 2007.

Since the beginning of fiscal 2005, we invested approximately $21.0 million of capital expenditures in our business. This was comprised of capital expenditures in our stores of $7.7 million (primarily associated with leasehold improvements and fixturing) and approximately $13.3 million in our corporate operations (primarily associated with our information technology infrastructure, head offices and the addition of our Rhode Island manufacturing facility). We expect to invest an additional $11 million to $13 million of capital expenditures in the fiscal year ending March 29, 2008 of which approximately two-thirds will be in the U.S. and one-third will be in Canada. We expect to finance these expenditures mainly from operating cash flow.

Our sales are divided into two principal product categories: jewelry and timepieces. Jewelry also includes sales of other product offerings we sell such as giftware, as well as repair and custom design services.

The following table compares our sales of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 31, 2007		March 25, 2006		March 26, 2005
Jewelry	$181,525	61.7%	$177,955	64.6%	$152,268	63.4%
Timepieces	112,757	38.3%	97,446	35.4%	88,026	36.6%

Total	$294,282	100.0%	$275,401	100.0%	$240,294	100.0%

The following table sets forth our operations in geographic markets in which we operate (dollars in thousands):

	Fiscal Year Ended
	March 31, 2007	March 25, 2006	March 26, 2005
Net Sales
Canada	$127,866	$115,391	$96,879
U.S.	166,416	160,010	143,415

Total Revenues	$294,282	$275,401	$240,294

Long-lived assets
Canada	$30,777	$24,743	$23,251
U.S.	11,850	9,774	9,228

Total long-lived assets	$42,627	$34,517	$32,479

Birks & Mayors is a Canadian corporation. Our corporate headquarters are located at 1240 Phillips Square, Montreal, Quebec, Canada H3B 3H4. Our telephone number is (514) 397-2511. Our website is www.birksandmayors.com.

Products

We offer distinctively designed, exclusive products and a large selection of distinctive high quality merchandise at many different price points. This merchandise includes designer jewelry, diamond, gemstone, and precious metal jewelry, rings, wedding bands, earrings, bracelets, necklaces, charms, baby jewelry, timepieces and giftware. Part of our strategy is to increase our exclusive offering of internally designed and/or produced goods to our customers, consisting primarily of bridal, diamond and other fine jewelry as well as gold and sterling silver jewelry and timepieces, all of which leverage the Birks and Mayors brands’ loyalty in their respective markets and in order to differentiate our products with unique and exclusive designs. In addition, we sell many of the finest brand name Swiss timepieces.

Our Canadian stores, operating under the Birks brand, carry a large selection of brand name timepieces, including our own proprietary watch line as well as timepieces made by Cartier, Baume & Mercier, Omega, Tag Heuer, Jaeger Le Coultre, Gucci, Concorde, Rado, Longines, Mont Blanc and Tissot. We also carry an exclusive collection of high quality jewelry and timepieces that we manufacture. We emphasize our own jewelry offerings and particularly our signature designers, Toni Cavelti, Jose Hess, Michele della Valle and Esty but also include designer jewelry made by Roberto Coin, Van Cleef & Arpels, H. Stern, Kwiat, and Ladyheart, which are exclusive to our stores in Canada. We also offer a variety of high quality giftware, including writing instruments and giftware made by Mont Blanc and Cartier.

Our U.S. stores, operating under the Mayors brand, carry a large selection of brand name timepieces, including timepieces made by Rolex, Cartier, Patek Philippe, Panerai, Baume & Mercier, Omega, Charriol, Tag Heuer, Breitling, Corum, Rado, Chopard, Jaeger Le Coultre and Raymond Weil. Designer jewelry offerings in our stores operating under the Mayors brand include jewelry made by H. Stern, Aaron Basha, Charriol, Roberto Coin and DiModolo and a variety of high quality giftware, including writing instruments and giftware made by Cartier, Correia and Mont Blanc. In addition, stores operating under the Mayors brand carry Birks brand timepieces and jewelry products on an exclusive basis in the United States.

We have two primary channels of distribution: the retail division, which accounts for approximately 96% of sales, and the corporate sales division, which accounts for approximately 4% of sales.

Product Design, Development, Sourcing and Manufacturing

We established a product development process that supports our strategic mission to further develop and enhance our product offering in support of the Birks brand development. The centerpiece of this process is our Design Review Committee, which ultimately approves all new product designs and introductions. During fiscal 2007, fiscal 2006, and fiscal 2005, approximately 40%, 35%, and 32% of our jewelry products were internally designed, sourced or manufactured, respectively. Products which are not designed and internally manufactured are sourced from suppliers worldwide, enabling us to sell fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procure distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our gemstone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

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

The Montreal facility is the largest in volume of our manufacturing facilities and is involved in all aspects of manufacturing fine jewelry with the exception of the cutting of rough diamonds and other precious stones. Its focus is on manufacturing stone set jewelry. The Rhode Island factory is involved in the production of silver and gold jewelry as well as in stone set jewelry, while each of the Vancouver and Florida facilities focus on specific types of stone set jewelry and hand made one of a kind jewelry pieces.

Availability of Products

Although purchases of several critical raw materials, notably gold, diamonds and gemstones, are made from a relatively limited number of sources, we believe that there are numerous alternative sources for all raw materials used in the manufacture of our finished jewelry, and that the failure of any principal supplier could have a material adverse effect on our operations. Any material changes in foreign or domestic laws and policies affecting international trade may have a material adverse effect on the availability of the diamonds, other gemstones, precious metals and non-jewelry products we purchase.

In fiscal 2007, we purchased jewelry, timepieces and giftware for sale in our stores from over 200 suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers, like Rolex, are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our vendors, especially Rolex, or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business. In fiscal 2007, merchandise supplied by Rolex and sold through our stores operating under the Mayors brand accounted for approximately 22% of our total net sales. If Rolex terminated its distribution agreement with us, such termination would have a material adverse effect on our business, financial condition and operating results. We believe that current relationships with our vendors are good.

Seasonality

Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher sales than any other quarter during the year. Sales in the first, second, third and fourth quarters in fiscal 2007 were 23%, 19%, 39% and 19%, respectively. Sales during the first quarter of Fiscal 2007 included an extra week. Sales by quarter in Fiscal 2006 were 21%, 19%, 40%, 20%.

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

As part of our commitment to continuous, on-the-job training, we have established “Birks University” and “Mayors University,” a formalized system of in-house training with a primary focus on client service, selling skills and product knowledge that involves extensive classroom training, the use of detailed operational manuals, in-store mentorship programs and product knowledge testing. In addition, we conduct in-house training seminars on a periodic basis and administer training modules with audits to (i) enhance the quality and professionalism of all sales professionals, (ii) measure the level of knowledge of each sales professional, and (iii) identify needs for additional training. We also provide all management team members with more extensive training that emphasizes leadership skills, general management skills, “on-the-job” coaching and training instruction techniques.

Advertising and Promotion

One of our key marketing goals is to build on our reputation in our core markets as a leading luxury jewelry brand offering high quality merchandise in an elegant, sophisticated environment. For example, we frequently run advertisements that associate the “Birks” and “Mayors” brands with internationally recognized brand names such as Cartier, Patek Philippe, Rolex, and Van Cleef and Arpels, among others. Advertising and promotions for all stores are developed by our personnel in conjunction with outside creative professionals.

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

Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks credit card, which are made with less than 20% recourse to us, accounted for approximately 8% of our net sales during fiscal 2007. Sales under Mayors proprietary credit card and Mayors private label credit card, which are made without recourse to us, together accounted for approximately 16% of our net sales during fiscal 2007.

Distribution

Our retail locations receive the majority of their merchandise directly from our distribution warehouses located in Tamarac, Florida, Montreal, Québec, and Dorval Québec. Merchandise is shipped from the distribution warehouse utilizing various air and ground carriers. We also transfer merchandise between retail locations to balance inventory levels and to fulfill client requests, and a very small portion of merchandise is delivered directly to the retail locations from suppliers.

Competition

Our research indicates that the North American retail jewelry industry is approximately a $63.1 billion industry and is highly competitive and fragmented, with a few very large national and international competitors and many medium and small regional and local competitors. The market is also fragmented by price and quality. Although Birks and Mayors are luxury jewelry brands, we compete with companies within and outside of this segment. Our competitors include national and international jewelry chains as well as independent regional and local jewelry retailers. We also compete with other types of retailers such as specialty stores and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, televised home shopping networks, and Internet sites. Many of these competitors have greater financial resources than we do. We believe that competition in our markets is based primarily on the total brand experience including trust, quality craftsmanship, product design and exclusivity, product selection, service excellence, including after sales service, and, to a certain extent, price. With the consolidation of the retail industry that is occurring, we believe that competition with other general and specialty retailers and discounters will continue to increase. Our success will depend on various factors, including general economic and business conditions affecting consumer spending, the performance of national and international retail operations, the acceptance by consumers of our merchandising and marketing programs, store locations and our ability to properly staff and manage our stores.

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

Properties

Our head office is in Montreal, Québec. On December 12, 2000, we sold our head office building for Cdn$14,250,000 to Anglo Canadian Investments, L.P. As a condition of the transaction, we agreed that we would lease, on a net basis, the entire property from the purchaser, acting as landlord. We entered into a lease agreement pursuant to which we lease the office building including the Montreal flagship store for a term of 20 years ending December 11, 2020. The current net annual rental rate is Cdn$1,663,750 (approximately $1.5 million U.S. dollars) for the period terminating on December 11, 2007, and increases on a compounded basis by 10% on each third annual anniversary date thereafter (except for the last two years when no increase will take place). The lease is an absolute triple net lease to the landlord, and we are responsible for any and all additional expenses, including, without limitation, taxes and structural expenses. Subject to specific terms and conditions, we have four options to renew and extend the term of the lease for four further terms of five years each, except for the last option which is five years less eleven days, terminating on November 30, 2040. Subject to specific terms and conditions, we also have two options to purchase the premises, which may be exercised no later than six months prior to the end of the fifteenth year of the term of the lease and the end of the twentieth year of the term of the lease, respectively. Our U.S. operations are managed through a local headquarter located in Tamarac, Florida. We entered into a lease agreement for this location for a term of 15 years terminating on November 30, 2020. The current net annual rental rate is $526,631 for the period ending November 30, 2007. We have two options to renew for 5 years each.

We lease all of our other store locations. We believe that all of our facilities are well maintained and in good condition and are adequate for our current needs. We are actively negotiating the renewal of all leases that expire in the next 12 months.

Following is a listing of all our properties as of March 31, 2007:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores
Canada:
Bayshore Centre	2,544	September 2008	Ottawa, ON
Bloor	15,620	September 2014	Toronto, ON
Carrefour Laval	3,391	August 2012	Laval, QC
Chinook Shopping Centre	2,342	March 2015	Calgary, AB
Cornwall Centre	2,349	April 2010	Regina, SK
Willowdale Fairview Mall	2,351	August 2008	North York, ON
Fairview Pointe-Claire	4,210	January 2012	Pointe-Claire, QC
First Canadian Place	2,243	May 2008	Toronto, ON
Guildford Town Centre	3,889	August 2009	Surrey, B.C.
Halifax	3,316	January 2009	Halifax, N.S.
Hillside Shopping Centre	2,639	March 2010	Victoria, B.C.
Lime Ridge Mall	2,450	September 2011	Hamilton, ON
Edmonton Manulife Centre	4,196	November 2009	Edmonton, AB
Montreal Flagship Store	19,785	December 2020	Montreal, QC
Oakridge Shopping Centre	2,176	May 2008	Vancouver, B.C.
Oakville Place	2,729	March 2010	Oakville, ON
Park Royal	3,537	September 2012	West Vancouver, B.C.
Pen Centre	3,588	April 2010	St. Catherines, ON
Place Ste-Foy	2,366	June 2017	Ste-Foy, QC
Polo Park Centre	3,135	January 2008	Winnipeg, MB
Promenades St-Bruno	2,346	February 2013	St-Bruno, QC
Rideau Centre	7,233	April 2009	Ottawa, ON
Richmond Centre	1,562	April 2012	Richmond, B.C.
Rockland Centre	3,019	August 2008	Mount Royal, QC
Saskatoon	3,249	October 2008	Saskatoon, SK
Scarborough Town Centre	3,709	May 2008	Scarborough, ON
Sherway Gardens	4,611	February 2010	Etobicoke, ON
Southcentre Shopping Centre	2,986	August 2009	Calgary, AB
Southgate Shopping Centre	2,905	September 2008	Edmonton, AB
Square One	3,360	April 2012	Mississauga, ON
St-John	2,038	August 2015	St-John, N.B.
Toronto Dominion Square	7,895	October 2011	Calgary, AB
Toronto Eaton Centre	4,552	April 2012	Toronto, ON
Vancouver	20,221	January 2010	Vancouver, B.C.
Victoria	2,460	December 2010	Victoria, B.C.
West Edmonton Mall	3,730	March 2010	Edmonton, AB
Whistler Village	552	December 2008	Whistler, B.C.
Yorkdale	2,530	April 2015	Toronto, ON

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores

United States:
Altamonte Mall	5,782	January 2011	Altamonte Springs, FL
Aventura Mall	3,447	January 2009	N. Miami Beach, FL
Bell Tower Shops	4,578	January 2012	Fort Myers, FL
Town Center at Boca Raton	5,878	January 2017	Boca Raton, FL
Westfield Brandon	4,110	June 2015	Brandon, FL
Broward Mall	2,236	January 2010	Plantation, FL
Buckhead	10,000	April 2009	Atlanta, GA
Westfield Citrus Park	3,953	January 2010	Tampa, FL
City Place at West Palm Beach	3,792	January 2011	West Palm Beach, FL
Coconut Point	3,522	September 2016	Estero, FL
Dadeland Mall	5,700	January 2017	Miami, FL
The Falls	1,643	January 2009	Miami, FL
Florida Mall	5,070	January 2010	Orlando, FL
The Galleria at Fort Lauderdale	5,954	July 2016	Ft. Lauderdale, FL
International Plaza	5,583	January 2012	Tampa, FL
Lenox Square Mall	4,587	December 2007	Atlanta, GA
Lincoln Road	4,250	May 2009	Miami Beach, FL
Mall of Georgia	3,486	January 2010	Buford, GA
Mall at Millenia	4,532	January 2013	Orlando, FL
Mall at Wellington Green	4,001	January 2012	Wellington, FL
Miami International Mall	3,246	January 2016	Miami, FL
North Point Mall	4,752	January 2012	Alpharetta, GA
Perimeter Mall	5,157	January 2009	Atlanta, GA
PGA Commons	5,197	April 2014	Palm Beach Gardens, FL
Seminole Towne Center	3,461	January 2016	Sanford, FL
The Shops at Sunset Place	2,051	January 2010	South Miami, FL
Westfield Southgate	4,605	March 2010	Sarasota, FL
Treasure Coast Square	2,607	May 2017 (2)	Jensen Beach, FL
Village of Merrick Park	4,894	January 2013	Coral Gables, FL
Weston Commons	4,000	April 2017 (3)	Weston, FL
St-John’s Town Center	3,458	10 years from opening date (4)	Jacksonville, FL

Other Properties
Tamarac office	47,851	November 2020	Tamarac, FL
Montreal corporate office	58,444	December 11, 2020 (1)	Montreal, QC
New York office	1,950	December 2010	New York, New York
Rhode Island (5)	19,200	December 2024	Woonsocket, R.I.
Cavelti Factory	824	January 2011	Vancouver, B.C.
Dorval –Montreal (6)	7,667	March 2011	Dorval, QC

(1)	This represents the remaining area of our corporate office building which is used for offices, factories and a distribution center.
(2)	This location was relocated within the mall as of June 1, 2007.
(3)	This will be a new location. Expected opening is the end of June 2007.
(4)	Based on terms and conditions of a negotiated lease that has not yet been fully executed. Store not yet under construction, but expected grand opening is the end of October 2007.
(5)	In March 2005, we acquired the manufacturing facility in Rhode Island. The facility was acquired from Scojen Limited Partnership with a $1.3 million loan from the Rhode Island Industrial Facilities Corporation, the RIIFC, and a loan guaranty from the Rhode Island Industrial-Recreational Building Authority, the IRBA. The IRBA and RIIFC are quasi-public corporations created by the State of Rhode Island to promote economic development in Rhode Island. The loan was effected through a structure consisting of capital lease financing and mortgage insurance. The term of the lease is 20 years at an interest cost of 5% per annum plus a 1% guarantee fee per annum. At the end of the 20 year lease we will have the option to purchase the property for $1,000. For tax purposes, we are considered the current owner of the property.
(6)	This is a new location since March 2007 for the distribution center.

Total annual base rent for these locations for fiscal 2007 was approximately $14 million.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

Throughout this annual report, we refer to our fiscal years ended March 31, 2007, March 25, 2006, and March 26, 2005, as fiscal 2007, fiscal 2006 and fiscal 2005, respectively. Our fiscal year ends on the last Saturday in March of each year. Our last completed fiscal year, which ended March 31, 2007, consisted of 53 weeks with one fourteen-week period and three thirteen-week periods. Fiscal 2006 and fiscal 2005 consisted of 52 weeks, reported in four thirteen-week periods.

Overview

Birks & Mayors is a leading designer, maker and purveyor of luxury jewelry, timepieces and giftware in the United States and Canada. At March 31, 2007, our retail operation’s total square footage was approximately 262,000. The average square footage of our three Birks flagship stores in Canada was approximately 18,500. The average square footage for all other Birks brand retail stores in Canada at March 31, 2007, was approximately 3,300 and the average square footage for Mayors brand retail stores in the Southeastern United States was approximately 4,400.

We operate our business in two geographic areas, Canada and the Southeastern United States. We have two reportable segments, “Retail” and “Other.” Retail is comprised of all our retail operations in the U.S. and Canada on a combined basis. In Canada, we operate stores under the Birks brand. In the Southeastern United States, we operate stores under the Mayors brand. Other consists primarily of our corporate sales division which services business customers by providing them unique items for recognition programs, service awards and business gifts and also includes manufacturing which manufactures unique products primarily for the retail segment of our business.

Our net sales are comprised of revenues (including retail, corporate, catalogue and internet sales), net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average retail sale. For the fiscal years ended March 31, 2007, March 25, 2006 and March 26, 2005, our average retail sale was $1,049, $898 and $739, respectively, which excludes service and repair transactions.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses. Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. Selling, general and administrative expenses (SG&A) include, but are not limited to, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Company’s retail brands and the Birks product brand. Marketing has historically represented a significant portion of our SG&A. As a percentage of sales, marketing expenses represented 3.9%, 3.9%, and 4.0% of sales for the fiscal years ended March 31, 2007, March 25, 2006, and March 26, 2005, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amount of these indirect costs in SG&A was approximately $4.9 million, $4.2 million and $3.0 million for fiscal years 2007, 2006 and 2005 respectively. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles and trucks.

We believe that the key drivers of our performance are our ability to:

•

execute our merchandising strategy to increase net sales through comparable store sales growth and expand gross margin in existing stores by developing and marketing higher margin exclusive and unique products, and developing our internal capability to design, develop, manufacture or source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors as well as the Birks product brand, and to increase customer traffic, client acquisition and retention and net sales through regional and national advertising campaigns on television, billboards, and print, catalog mailings, in-store client events, community relations, media and public relations, partnerships with key suppliers, such as Mayors relationship with Rolex, and associations with prestige institutions;

•	provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote the frequency and value of customer spending;

•	expand distribution by selective new store openings in existing and new markets; and

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and four wall profitability.

Foreign Currency

Because we have operations in the United States and Canada, our results are affected by foreign currency changes. Revenue and expenses incurred in Canadian dollars are translated into U.S. dollars for reporting purposes. Changes in the value of the Canadian dollar compared to the U.S. dollar between periods impact our results and affect period over period comparison. Over the past three years the value of the Canadian dollar has increased significantly compared to the U.S. dollar which, for reporting purposes, has increased our net sales, expenses, and our profits from our Canadian operations.

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We do not include our non-retail store sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated in local currency terms and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods.

The percentage increase in comparable stores sales for the periods presented below is as follows:

	Fiscal Year Ended
	March 31, 2007	March 25, 2006	March 26, 2005
Canada	7%	7%	0%
U.S.	2%	13%	12%

Total	4%	11%	7%

The increase in comparable store sales of 4% for fiscal 2007 is primarily the result of the successful execution of our strategy of increasing our average sale made possible also by the continued strength in the Canadian market. In the United States, the increase in the level of the average sales transaction was partially offset by a downturn in customer traffic patterns during fiscal 2007 compared to fiscal 2006. Contributing to the same store sales growth in both countries was our continued success in the execution of our retail marketing strategies, which include increasing the amount of merchandise at higher price points while increasing spending on the targeted use of catalogs, outdoor and print advertising, as well as other marketing programs to promote brand awareness.

The comparable store sales increase in the U.S. of 13% and 12% for fiscal 2006 and 2005, respectively, was primarily attributable to the strong economy in Florida and Georgia during this period, as well as the improved merchandising of our U.S. stores combined with effective marketing programs and retail store initiatives. The comparable store sales in Canada of 7% during fiscal 2006 were the result of the strong Canadian economy and also the result of effective marketing programs and retail store initiatives.

Results of Operations

The following is a discussion of factors affecting our results of operations for fiscal 2007 and fiscal 2006. This discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this annual report.

Fiscal 2007 Compared to Fiscal 2006

The following table sets forth, for fiscal 2007 and for fiscal 2006, the amounts for certain items in our consolidated statements of operations.

	Fiscal Year Ended
	March 31, 2007	March 25, 2006
	(In thousands)
Net sales	$294,282	$275,401
Cost of sales	152,002	145,887

Gross profit	142,280	129,514

Selling, general and administrative expenses	115,457	109,211
Depreciation and amortization	6,438	5,621

Total operating expenses	121,895	114,832

Operating income	20,385	14,682
Interest and other financial costs	10,078	8,930

Income before income taxes	10,307	5,752
Income tax (benefit) expense	(2,816)	40

Net income	$13,123	$5,712

Net Sales

	Fiscal Year Ended
	March 31, 2007	March 25, 2006
	(In thousands)
Net sales – Retail	$282,601	$262,747
Net sales – Other	11,681	12,654

Total Net Sales	$294,282	$275,401

Net sales were $294.3 million for fiscal 2007 compared to $275.4 million for fiscal 2006. The increase in net sales was primarily driven by higher comparable store sales growth of 4%, of which $5.3 million is related to translating the sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar and approximately $4.3 million related to the extra week included in fiscal 2007. The increase in comparable store sales growth was primarily driven by an increase in the average unit retail price per transaction.

Gross Profit

	Fiscal Year Ended
	March 31, 2007	March 25, 2006
	(In thousands)
Gross Profit – Retail	$139,923	$125,966
Gross Profit – Other	2,357	3,548

Total Gross Profit	$142,280	$129,514

Gross Profit. Gross profit was $142.3 million for fiscal 2007 compared to $129.5 million for fiscal 2006. The gross profit margin was 48.3% for fiscal 2007 compared to 47.0% for fiscal 2006. The increase in the gross profit margin is due to higher retail margins, which increased in both the United States and Canada. The increase in gross profit margin was due to the ongoing execution of our retail and merchandising strategies aimed at increasing the sales of higher margin merchandise and merchandise we design and make or source. Also impacting the level of gross profit increase was the relatively stronger Canadian dollar which resulted in $3.0 million of higher gross profit as a result of translating net sales and cost of sales of the Canadian operations to U.S. dollars.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $115.5 million, or 39.2% of net sales, for fiscal 2007 compared to $109.2 million, or 39.7% of net sales, for fiscal 2006. The $6.2 million increase in SG&A expenses for the year includes approximately $2.5 million of higher expenses resulting from translating Canadian dollar expenses to U.S. dollars with a relatively stronger Canadian dollar and approximately $1.0 million of additional operating expenses due to the extra week in fiscal 2007. Also contributing to the increase in SG&A expenses was $0.8 million of higher non-cash compensation as the current fiscal year included $0.2 million of non-cash compensation expense compared to $0.6 million of non-cash compensation income in fiscal 2006. The remaining increase in SG&A expenses is primarily related to higher levels of marketing spending on the targeted use of catalogs, television, outdoor and print advertising, as well as other marketing programs to promote brand awareness and higher occupancy costs, as well as higher compensation and other variable expenses related to the higher level of sales. These higher costs were partially offset by $0.8 million of merger-related expenses incurred by us in fiscal 2006.

Depreciation and Amortization. Depreciation and amortization expense was $6.4 million for fiscal 2007 compared to $5.6 million for fiscal 2006. This $0.8 million increase was primarily due to a higher level of capital assets and $0.2 million of higher expenses related to translating the Canadian dollar expenses to U.S. dollars at a higher rate than in the prior year.

Interest and Other Financial Costs. Interest and other financial costs were $10.1 million for fiscal 2007 compared to $8.9 million for fiscal 2006. This $1.2 million increase resulted from higher levels of borrowings associated with higher inventory levels, increases in LIBOR and prime rates and $0.2 million of higher costs associated with translating the interest costs of the Canadian operations to U.S. dollars at a higher rate than in the prior year. Also impacting the increase in interest cost was approximately $0.5 million of higher interest costs related to the increase in fair value of stock options previously issued to one of the Company’s lenders and $0.2 million of foreign exchange gains on convertible notes recognized during fiscal 2006 as a reduction of interest and financial costs for last fiscal year. Partially offsetting the level of increase in interest and other financial costs was the prepayment of the $11.7 million junior secured term loan during the second quarter of fiscal 2007, which resulted in lower interest costs of $0.3 million.

Fiscal 2006 Compared to Fiscal 2005

The following table sets forth, for fiscal 2006 and for fiscal 2005, the amounts for certain items in our consolidated statements of operations.

	Fiscal Year Ended
	March 25, 2006	March 26, 2005
	(In thousands)
Net sales	$275,401	$240,294
Cost of sales	145,887	131,030

Gross profit	129,514	109,264

Selling, general and administrative expenses	109,211	94,683
Depreciation and amortization	5,621	4,749

Total operating expenses	114,832	99,432

Operating income	14,682	9,832
Interest and other financial costs	8,930	8,665

Income before Income taxes	5,752	1,167
Income tax expense	40	—

Net income	$5,712	$1,167

Net Sales

	Fiscal Year Ended
	March 25, 2006	March 26, 2005
	(In thousands)
Net sales – Retail	$262,747	$229,343
Net sales – Other	12,654	10,951

Total Net Sales	$275,401	$240,294

Net sales were $275.4 million for fiscal 2006 compared to $240.3 million for fiscal 2005. The increase in net sales was primarily driven by higher comparable store sales growth of 11%. The increase in comparable store sales growth was primarily related to an increase in the average sales amount per transaction. The sales growth of $35.1 million was also impacted by $7.6 million related to translating the sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar.

Gross Profit

	Fiscal Year Ended
	March 25, 2006	March 26, 2005
	(In thousands)
Gross Profit – Retail	$125,966	$108,711
Gross Profit – Other	3,548	553

Total Gross Profit	$129,514	$109,264

Gross Profit. Gross profit was $129.5 million for fiscal 2006 compared to $109.3 million for fiscal 2005. The gross profit margin was 47.0% for fiscal 2006 compared to 45.5% for fiscal 2005. Of the $20.2 million increase in gross profit, $3.8 million was the result of the impact of translating the net sales and cost of sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar. The balance of the increase in gross profit and the gross margin percentage improvement was primarily due to the continued successful execution of retail and merchandising strategies aimed at increasing the sales of higher margin merchandise we design and make or source as well as improved inventory management.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $109.2 million, or 39.7% of net sales, for fiscal 2006 compared to $94.7 million, or 39.4% of net sales, for fiscal 2005. The increase in SG&A expenses for fiscal 2006 includes an increase of $3.6 million resulting from the impact of translating Canadian dollar expenses to U.S. dollars. Included in SG&A expenses for fiscal 2006 is $0.6 million of non-cash compensation income compared to $0.9 million of non-cash compensation expense in fiscal 2005. Also included in SG&A expenses for fiscal 2006 are approximately $0.8 million of expenses incurred related to our decision to merge with Mayors that were not capitalized in accordance with U.S. GAAP. The remaining increase in selling, general and administrative expense was primarily a result of higher variable costs associated with the higher level of sales and expanded marketing efforts.

Depreciation and Amortization. Depreciation and amortization expense was $5.6 million for fiscal 2006 compared to $4.7 million for fiscal 2005. This $0.9 million increase was primarily due to an additional investment in fixed assets of $7.8 million.

Interest and Other Financial Costs. Interest and other financial costs were $8.9 million for fiscal 2006 compared to $8.7 million for fiscal 2005. This increase was primarily due to the impact of the increase in value of the Canadian dollar compared to the U.S. dollar.

Liquidity and Capital Resources

We have a $135 million revolving working capital credit facility from Bank of America N.A. and GMAC Commercial Finance LLC, which matures on January 19, 2009. As of March 31, 2007, we had $109.2 million outstanding on this facility. Our working capital credit facility bears interest at a floating rate of prime or prime plus 0.25% depending on the excess borrowing capacity, or, at our election, at a LIBOR based rate plus 1.25%, or LIBOR based rate plus 1.50%, or, LIBOR based rate plus 2.00%, depending on the excess borrowing capacity and our fixed coverage ratio. On March 31, 2007, the borrowing alternatives were at prime and at LIBOR plus 1.25%. Our excess borrowing capacity was $14.8 million at March 31, 2007. Borrowing availability under our facility is determined based on the valuation of certain inventory, accounts receivable and, more specifically, by applying a certain advance rate to the net orderly liquidation value of such assets.

Our working capital credit facility is secured by a first priority lien over substantially all of our assets, including our subsidiaries assets. Under our facility, we must test one financial covenant, a minimum fixed charge coverage ratio of 1 to 1, at the end of each quarter if and when the average excess borrowing capacity for the last month of the quarter is lower than $8.75 million or the excess borrowing capacity is lower than $6.25 million at any time. We have not been required to test this covenant since the inception of this facility.

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

Borrowings under our working capital credit facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 31, 2007	March 25, 2006
	(In thousands)
Working capital credit facility availability	$123,995	$100,498
Borrowing at period end	109,187	76,381

Excess borrowing capacity at period end	$14,808	$24,117

Average outstanding balance during the period	$102,874	$81,298
Weighted average interest rate for period	6.37%	5.67%

In addition to the working capital credit facility, we had the following outstanding loans as of March 31, 2007: (1) a $2.0 million term loan from Investissement Québec that bears interest at a rate of prime plus 1.5% per annum, which equated to 7.50% at March 31, 2007, and is repayable until February 2010 in eighty-one equal monthly installments; and (2) a $ 0.2 million loan payable to the Small Business Loan Fund Corporation, bearing interest at 6% per annum repayable in monthly installments maturing in April 2010. In August 2006, we paid the remaining $11.7 million balance of our junior secured term loan.

We used net cash flows in continuing operations of $10.6 million in fiscal 2007. In fiscal 2006 and 2005, continuing operation generated net cash flows of $13.0 million and $6.4 million, respectively. The net use of cash in continuing operations in fiscal 2007 was primarily related to the increase in cash used to invest in inventory associated with our internalization strategies resulting in higher levels of inventory including raw material and work-in-process as more products are being made internally, higher inventory related to the opening of a new retail store in Florida during the year and the decision to maintain higher levels of core inventory items in timepieces and bridal jewelry. Also contributing to the use of cash in operations was a decrease in the level of accounts payable as more inventory purchases were made earlier in the fiscal year and their corresponding invoices paid prior to the year end. The increase in cash flows from operations in fiscal 2006 was primarily the result of an increase in net earnings after adjustment for non-cash items, and higher level of accounts payable.

Net cash used in investing activities was $6.9 million in fiscal 2007 and was primarily related to capital expenditures for store remodeling, new store locations and information technology enhancements. In fiscal 2006, $5.8 million of net cash flows was used in investing activities primarily related to capital expenditures for store renovations, one new store, and information technology and leasehold improvements for the new corporate office in Florida. Net cash used in investing activities was $4.9 million in fiscal 2005, primarily related to capital expenditures for information technology, the purchase of the Rhode Island manufacturing facility and store remodeling.

In fiscal 2007, financing activities provided $18.6 million of net cash flows while in fiscal 2006 and fiscal 2005, we used $7.2 million and $1.4 million in financing activities. The change in cash flows in fiscal 2007, is primarily related to higher net borrowings under our working capital credit facility at the end of fiscal 2007 to fund cash used in operations. In fiscal 2006, the net use of cash in financing activities was primarily related to the payment of term loans and other debt instruments. The net use of cash in financing activities in fiscal 2005 of $1.4 million primarily related to the payment of bank indebtedness and term loans.

The following table details capital expenditures in fiscal 2007, 2006 and 2005.

	Fiscal Year Ended
	March 31, 2007	March 25, 2006	March 26, 2005
	(In thousands)
New stores and remodeling of old stores	$4,393	$2,582	$686
Purchase of new property	—	—	1,517
Other leasehold improvements	123	866	220
Electronic equipment and computer hardware	2,853	1,817	1,126
Furniture and fixtures	879	1,202	238
Manufacturing equipment	220	403	448
Other	158	958	327

Total capital expenditures(1)	$8,626	$7,828	$4,562

(1)	Includes capital expenditures financed by capital leases of $1.0 million in fiscal 2007, $1.5 million in fiscal 2006, $1.6 million in fiscal 2005.

Capital expenditures for the fiscal year ending March 29, 2008 are projected to be between $11 million and $13 million, which includes approximately $2.0 million for costs associated with opening two new stores.

Management believes that barring a significant external event that materially adversely affects our current business or the current industry trends as a whole, borrowing capacity under our working capital credit facility, projected cash flows from operations and other short term borrowings will be sufficient to support our working capital needs, capital expenditures and debt service for at least the next 12 months.

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of March 31, 2007 and the periods in which payments are due:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands)
Debt maturities	$110,989	$606	$110,359	$24	$—
Capital lease obligations	16,100	1,070	1,147	592	13,291
Employment agreements(1)	2,565	2,565	—	—	—
Operating lease obligations(2)	92,266	16,187	27,664	19,527	28,888
Fixed rate interest expenses(3)	16,838	1,575	2,945	2,814	9,504

Total	$238,758	$22,003	$142,115	$22,957	$51,683

(1)	Employment agreements do not include any open-ended employment contracts.
(2)	The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which we are obligated. CAM charges were $3,999 in fiscal 2007, $2,926 in fiscal 2006, and $2,751 in fiscal 2005.
(3)	The fixed rate interest expenses are associated with the capital lease obligations disclosed above and do not include floating rate interest payable on $109.2 million of floating rate debt, which as of March 31, 2007 bore interest at a weighted average annual interest rate of 6.37%.

During the year ended March 31, 2007, the Board of Directors approved a cash-based performance plan for members of senior management (“LTIP”), excluding the CEO. The intention of this LTIP is to reward members of senior management based on the performance of the company over certain three year performance measurement periods. The first of these periods began with the fiscal year ended March 31, 2007 through Fiscal 2009. The average sales growth rate and average Return on Equity of the company during this three year period will determine whether and to what extent any payout under this plan will be. The achievement level will then be applied against a targeted compensation amount for each member of senior management covered in the plan.

For a member of senior management to be entitled to a payout under the LTIP, they must be employed through the completion of the cycle and at the date of payment. In addition, the salary that will be used for each executive in determining their payout will be the salary in force on the first day of the eligibility period, or the first day of the third year in the measurement period.

The total compensation amount for all executives is estimated to be approximately $2.7 million if maximum payout levels are achieved. Given that only one year has elapsed, the Company does not believe it has a sufficient basis to determine whether the targeted performance levels which trigger any payout will be met. Accordingly, no liability or expenses related to this plan was recorded during the current fiscal year.

From time-to-time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. As at March 31, 2007, the amount guaranteed under such arrangements is approximately $2.3 million. The bad debt experience under these guarantees has not been material and it is not probable that the Company will be required to make significant payments under these guarantees.

Off-Balance Sheet Arrangements

As of March 31, 2007, our only off-balance sheet arrangement was a letter of credit, in the amount of $0.3 million, issued under our credit facility to Wells Fargo. We do not believe that this letter of credit has or is reasonably likely to have a current or future material effect on our financial condition, results of operation or liquidity.

Leases

We lease all of our retail locations under operating leases with the exception of our Montreal store which is under a capital lease. Additionally, we have operating leases for certain equipment. The costs of no single lease are significant to us.

Operating leases for store locations are expensed over the term of the initial lease period. While lease renewal periods are available on most leases, renewal periods are not included in the accounting lease term because we believe there are no punitive terms or circumstances associated with non-renewal that would reasonably assure renewal. The accounting lease term typically includes a fixturing period which is expensed on a straight-line basis over the lease term. All reasonably assured rent escalations, rent holidays, contingent rent and rent concessions are included when considering the straight-line rent to be expensed. Lease incentives are recorded as deferred rent and amortized as reductions to lease expense over the lease term. Contingent rent payments are expensed as incurred, vary by lease and are based on a percentage of revenue above a predetermined sales level. This level is different for each location and includes and excludes various types of sales.

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

Revenue recognition

Sales are recognized at the point of sale when merchandise is taken or shipped. Shipping and handling fees billed to customers are included in net sales. Revenues for gift certificate sales and store credits are recognized upon redemption. Prior to recognition as a sale, gift certificates are recorded as accrued liabilities on the balance sheet. Certificates outstanding for more than 24 months and not subject to unclaimed property laws are recorded as income. Certificates outstanding for more than 24 months and subject to unclaimed property laws are maintained as accrued liabilities until remitted in accordance with local ordinance. Sales of consignment merchandise are recognized at such time as the merchandise is sold and are recorded on a gross basis in accordance with EITF 99-19 because we are the primary obligor of the transaction, have general latitude on setting the price, have discretion as to the suppliers, are involved in the selection of the product and have inventory loss risk. Sales are reported net of returns. We generally give our customers the right to return merchandise purchased by them within 30 days and record a provision at the time of sale for the effect of the estimated returns. Repair sales are recorded at the time the service is rendered.

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

Income Tax Asset

The Company currently has outstanding deferred tax assets, some of which have not been recognized in its consolidated financial statements due to the uncertainty associated with its ability to realize such assets. Additionally, foreign and domestic tax authorities periodically audit the Company’s income tax returns. These audits often examine and test the factual and legal basis for positions the Company has taken in its tax filings with respect to its tax liabilities, including the timing and amount of deductions and the allocation of income among various tax jurisdictions (“tax filing positions”). The Company’s management believes that its tax filing positions are reasonable and legally supportable. However, in specific cases, various tax authorities may take a contrary position. In evaluating the exposures associated with the Company’s various tax filing positions, management records reserves for probable exposures. Earnings could be affected to the extent the Company prevails in matters for which reserves have been established or is required to pay amounts in excess of established reserves. The Company also records valuation allowances when management determines it is more likely than not that deferred tax assets will not be realized in the future.

Recent Accounting Pronouncements

See Note 3 to the consolidated financial statements included in this Form 20-F.

Inflation

The impact of inflation on our operations has not been significant to date.

Item 6.	Directors, Senior Management and Employees

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our executive officers and directors, and their respective ages and positions as of May 31, 2007:

Name	Age	Position
Dr. Lorenzo Rossi di Montelera	66	Chairman of the Board & Director
Thomas A. Andruskevich	56	President, Chief Executive Officer & Director
Alain Benedetti	58	Director
Emily Berlin	60	Director
Shirley A. Dawe	60	Director
Elizabeth Eveillard	60	Director
Massimo Ferragamo	49	Director
Ann Spector Lieff	55	Director
Margherita Oberti	62	Director
Peter R. O’Brien	61	Director
Filippo Recami	56	Director
Joseph A. Keifer III	55	Executive Vice President & Chief Operating Officer
Daisy Chin-Lor	53	Executive Vice President & Chief Marketing Officer
Michael Rabinovitch	37	Senior Vice President & Chief Financial Officer
Aida Alvarez	44	Senior Vice President, Merchandising
Albert J. Rahm, II	53	Senior Vice President, Retail Store Operations
Randolph Dirth	52	Senior Vice President, Merchandising
John C. Orrico	50	Senior Vice President, Supply Chain Officer
Miranda Melfi	43	Group Vice President, Legal Affairs & Corporate Secretary

Directors

Dr. Lorenzo Rossi di Montelera, age 66, has served as Chairman of our Board of Directors since 1993, and prior to the merger, Dr. Rossi served on the board of directors of Mayors. Dr. Rossi’s term as a director of Birks & Mayors expires in 2007. He is also on the Board of Directors of Iniziativa, a wholly-owned subsidiary of Montrovest, Bacardi Martini B.V., Azimut S.p.A. and the Advisory Board of the Global Leadership Institute of New York. In addition to being a director of Iniziativa, he is also its Chairman of the Board. Dr. Rossi is also a director of Rohan Private Trust Company Limited who is the trustee of the Goldfish Trust which beneficially owns or controls all of the shares of the Company held by Montrovest, which were formerly held by Iniziativa and Montrolux, wholly-owned subsidiaries of Montrovest. Dr. Rossi is the father-in-law of Mr. Carlo Coda-Nunziante who is our Group Vice President, Strategy & Business Development.

Thomas A. Andruskevich, age 56, has been our President and Chief Executive Officer since June 1996 and joined the Board of Directors of Birks in 1999. Mr. Andruskevich’s term as director expires in 2007. Since August 2002, he has been the President, Chief Executive Officer, and Chairman of the board of directors of Mayors. From 1994 to 1996, he was President and Chief Executive Officer of the clothing retailer Mondi of America. From 1989 to 1994, he was Executive Vice President of International & Trade of Tiffany & Co., and from 1982 to 1989, Mr. Andruskevich served as Senior Vice President and Chief Financial Officer of Tiffany & Co. He is also a member of the Advisory Board and of the Marketing Committee of Brazilian Emeralds, Inc.

Alain Benedetti, age 58, has been a member of our Board of Directors since November 2005. Mr. Benedetti’s term as a director of Birks & Mayors expires in 2007. He is also a Corporate Director and Chairman of the Board of the Canadian Institute of Chartered Accountants. Prior to July 1, 2004, Mr. Benedetti was with Ernst and Young, LLP for 34 years. From 1998 to 2004 he was Vice-Chairman and Canadian Area Managing Partner of Ernst and Young, LLP. He also currently serves on the board of directors of the following publicly-held corporations: Russel Metals Inc. and Dorel Industries Inc. and as Governor of Dynamic Mutual Funds. In addition to his board seat at Russel Metals Inc. and Dorel Industries Inc., he is the Chair of their respective audit committees and he is the Chair of the governance committee of Dynamic Mutual Funds.

Emily Berlin, age 60, has been a member of our Board of Directors since November 2005. Ms. Berlin’s term as a director of Birks & Mayors expires in 2007. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005 and Senior Managing Director of Helm Holdings International since 2001. Based in Miami, Florida, the Helm Group of companies is a diversified privately owned group of companies operating principally in Latin America and the Caribbean. She also serves as a member of the Advisory Board of the Commonwealth Institute (South Florida). From 1974 to 2000, she was a member of the law firm of Shearman & Sterling, becoming a partner in 1981.

Shirley A. Dawe, age 60, has been a member of our Board of Directors since 1999. Ms. Dawe’s term as a director of Birks & Mayors expires in 2007. She is also a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management consulting company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the boards of directors of numerous public and private companies in Canada and the United States. She currently serves on the boards of directors of National Bank of Canada and The Bon-Ton Stores, Inc. She is also the Co-President and a director of Retail Without Borders Inc.

Elizabeth M. Eveillard, age 60, has been a member of our Board of Directors since November 2005. Ms. Eveillard’s term as a director of Birks & Mayors expires in 2007. She was a member of the board of directors of Mayors from August 2002 until November 14, 2005 and is an independent consultant with over 30 years of experience in the investment banking industry. During 2000-2003, she was a consultant and Senior Managing Director, Retailing and Apparel Group, Bear, Stearns & Co., Inc. During 1988-2000, she served as Managing Director and Head of the Retailing Group, PaineWebber Incorporated. From 1972 to 1988 she held various positions at Lehman Brothers, including Managing Director in the Merchandising Group. She serves on the boards of the following publicly-held and private companies: Beall’s, Inc.; Tween Brands, Inc.; and Retail Ventures, Inc. In addition to her board seats at the aforementioned companies, she is also a member of their respective compensation committees and serves on the audit committees of Tween Brands, Inc. and Retail Ventures, Inc.

Massimo Ferragamo, age 49, has been a member of our Board of Directors since November 2005. Mr. Ferragamo’s term as a director of Birks & Mayors expires in 2007. He was a member of the board of directors of Mayors from October 2002 until November 14, 2005 and has been the Chairman of the Board of Ferragamo USA, Inc., which is the wholly owned subsidiary of Salvatore Ferragamo Italia. Mr. Ferragamo had held the position of President since 1985 and became Chairman in 2000. Ferragamo USA Inc. imports and distributes Ferragamo products throughout North America. He also serves on the Board of Directors of YUM! Brands, Inc. and the American Italian Cancer Foundation.

Ann Spector Lieff, age 55, has been a member of our Board of Directors since November 2005. Ms. Lieff’s term as a director of Birks & Mayors expires in 2007. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005 and is the founder of The Lieff Company, established in 1998, which is a Miami-based consulting group specializing in Chief Executive Officer mentoring, leadership development, corporate strategies to assist and expand organizations in the management of their business practices, and advisory services to corporate boards. She was Chief Executive Officer of SPEC’s Music from 1980 until 1998. Ms. Lieff currently serves as a member of the Executive Advisory Board, University of Denver Daniels College of Business and also serves on the board of directors of Herzfeld Caribbean Basin Fund, and Hastings Entertainment, Inc.

Margherita Oberti, age 62, has been a member of our Board of Directors since 1993. Ms. Oberti’s term as a director of Birks & Mayors expires in 2007. Ms. Oberti was born near Turin, Italy, and resides in West Vancouver, B.C. Before coming to Canada, she studied at the University of Turin, where she obtained a Doctorate in Philosophy, and at the University of Milan, where she did post-doctoral studies in epistemology. After coming to Canada she also obtained a doctorate in classical studies from the University of British Columbia. Mrs. Oberti has been active in charity work, as a director of the Vancouver Foundation of Art Justice and Liberty, in education as a college professor, and in business as a director and officer of several companies, including Eccom Developments Ltd., the development company that built and sold two trend setting residential high rises, Seawalk Place, in West Vancouver, B.C. and Palais Georgia, in Vancouver.

Peter R. O’Brien, age 61, has been a director of Birks & Mayors since 1993. Mr. O’Brien’s term as a director of Birks & Mayors expires in 2007. He resides in Montreal, Canada and until December 31, 2005, was a senior partner in the Montreal office of Stikeman Elliott LLP, where he has worked since 1971. He has a varied practice in corporate and commercial law, acquisitions and real estate.

He was the founding chairman of the Canadian Irish Studies Foundation, is a past chairman of the Montreal General Hospital Foundation, and is a director and the immediate past Chairman of the board of directors of the McGill University Health Centre Foundation.

Filippo Recami, age 56, has been a director of Birks & Mayors since November 1, 1999 and a Managing Director of Iniziativa S.A. (Luxembourg), a wholly-owned subsidiary of Montrovest, since the beginning of 1999. Mr. Recami’s term as a director of Birks & Mayors expires in 2007. He has also been the Chief Executive Officer and Managing Director of Regaluxe Investment S.a.r.l since March 1999. After the merger on March 31, 2006 between Iniziativa and Regaluxe, Mr. Recami was appointed Chief Executive Officer of the company resulting from the merger, namely Iniziativa. He was also on the Mayors board of directors from October 2002 until November 14, 2005. Between 1978 and 1998, Mr. Recami had held senior management positions in several major public European corporations including Fiat S.p.A. (Italy), Sorin Biomedica S.p.A. (Italy), Sorin France S.p.A. (France), SNIA S.p.A. (Italy), and Rhône Poulenc S.A. (France). Mr. Recami holds a Certified Public Accountant title given by the Ministry of Justice of the Italian Government.

Other Executive Officers

Joseph A. Keifer, III, age 55, is our Executive Vice President & Chief Operating Officer having previously held such position at Mayors. Prior to joining Mayors, Mr. Keifer held the position of Vice President Merchandising for Birks from 1998 to 2002. From 1993 to 1997, Mr. Keifer was the Senior Vice President of Fine Jewelry Merchandise for Montgomery Ward. Prior to that, Mr. Keifer spent 21 years with Zale Corporation during which he held various positions, including Senior Vice President of Company Operations and President of the Bailey Banks & Biddle division.

Daisy Chin-Lor, age 53, is our Executive Vice President & Chief Marketing Officer having held a similar position at Mayors since April 1, 2005. Ms. Chin-Lor has extensive experience in the international luxury goods environment, specifically in the area of high-end cosmetics. From 2002 to 2005, Ms. Chin-Lor was the Executive Vice President and Chief Marketing Officer for Elizabeth Arden Spas. From 2000 to 2001 she was the Executive Director of Russell Reynolds Associates. Prior to 2000, Ms. Chin-Lor spent two years establishing a market presence for Chanel in Thailand and spent nearly 20 years working for Avon Products.

Michael Rabinovitch, age 37, became our Senior Vice President & Chief Financial Officer effective August 1, 2005. Prior to joining Birks & Mayors, Mr. Rabinovitch had been Vice President of Finance of Claire’s Stores, Inc. since 1999. Before joining Claire’s Stores, Inc., Mr. Rabinovitch was Vice President of Accounting & Corporate Controller at an equipment leasing company. Mr. Rabinovitch spent 5 years with Price Waterhouse LLP, most recently as Senior Auditor. Mr. Rabinovitch is a licensed CPA and is a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants.

Aida Alvarez, age 44, is our Senior Vice President Merchandising and held the position of Vice President Merchandising at Mayors since February 2001. From August 1989 to February 2001, Ms. Alvarez served as General Merchandise Manager, Divisional Merchandise Manager and Head Watch Buyer for Mayors. Prior to joining Mayors in August 1989, Ms. Alvarez worked for Zale Corporation as a Group Store Manager from 1987 to 1989.

Randolph Dirth, age 52, is our Senior Vice President, Merchandising and has been with Birks & Mayors since July 2004, prior to which time he did merchandising consulting for Birks & Mayors for 7 months. Before joining Birks & Mayors, Mr. Dirth managed, as the founder, Gourmet Giftmail, a web-based food gift business, from 1997 to 2003. From 1999 to 2001, he was CEO of Greater Good. Prior to such position, he held various executive positions in specialty retailing companies including Brookstone, Williams-Sonoma and Macy’s.

John C. Orrico, age 50, is our Senior Vice President and Supply Chain Officer and has been with Birks & Mayors since September 2003. In this role, Mr. Orrico is responsible for Product Development, Gemstone Operations, Manufacturing as well as the Central Watch Division. Before joining Birks & Mayors and Mayors, Mr. Orrico was Group Vice President, Merchandising Supply Chain Operations at Tiffany & Co. Mr. Orrico spent 14 years at Tiffany & Co. where he developed its manufacturing and supply chain strategies and oversaw its operations.

Albert J. Rahm, II, age 53, became our Senior Vice President, Retail Store Operations on April 30, 2007. Prior to joining the Company, Mr. Rahm was the President of C.D. Peacock, a jewelry retail in Chicago from March 2006 until April 2007 and prior to that was Vice President, Retail Store Operations for Mayors since 1991 and for Birks since 2005 until March 2006. Prior to joining Mayors in 1991, Mr. Rahm owned and operated three retail jewelry stores for a fourteen-year period in Shreveport, Louisiana.

Miranda Melfi, age, 43, has been our Group Vice President, Legal Affairs and Corporate Secretary since April 3, 2006. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

COMPENSATION OF DIRECTORS AND OFFICERS

Director Compensation

During fiscal year 2007, each director who was not an employee of the Company or any of its affiliates received an annual fee of $20,000 for serving on the Company’s Board of Directors. Directors who were not employees of the Company or any of its affiliates were entitled to receive grants of 1,000 stock appreciation rights on April 1st of each year, and the audit committee chairperson received an additional annual fee of $10,000. All directors were reimbursed for travel expenses incurred in connection with the performance of their duties as directors.

As of April 2007, each of our directors who is not an employee of the Company is entitled to receive an annual fee of $25,000 for serving on our Board of Directors and $1,500 for each Board meeting attended in person. The chairperson of each of the audit committee, compensation committee and corporate governance committee is entitled to receive an additional annual fee of $10,000, $8,000 and $5,000, respectively. In addition, in the event we form a special independent committee of directors, the chairperson of such committee shall be entitled to receive $10,000 for his or her service and the other members of the committee would each be entitled to receive $5,000 for their service on such committee. All directors are reimbursed for travel expenses incurred in connection with the performance of their duties as directors. Each director who is not an employee of the Company receives a grant of 1,000 stock appreciation rights on April 1 of each year.

Executive Compensation

We are a foreign private issuer and not a reporting issuer under Canadian securities laws and are therefore not required to publicly disclose detailed information about executive compensation in our home jurisdiction other than the executive compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers. Other than as aforementioned under the Canada Business Corporations Act, being the statute under which we were incorporated, we are only required to provide certain information on aggregate executive compensation. The aggregate compensation paid by us to our nine executive officers in fiscal 2007 was approximately $5,170,913 (annual salary and bonus earned).

The summary compensation table and the option/SAR grants and exercise of options tables in the Management Proxy Circular which we filed on Form 6-K with the Securities and Exchange Commission in connection with our 2007 Annual Meeting of Shareholders to be held on August 8, 2007, are incorporated herein by reference.

Birks & Mayors Incentive Plans

Long-Term Incentive Plan

In 2006, Birks & Mayors adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks & Mayors business. As of May 31, 2007, there were 21,970 cash-based stock appreciation rights that were granted under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $7.71.

In general, the Long-Term Incentive Plan is administered by Birks & Mayors Board of Directors or a committee designated by the Board of Directors. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The selection of the grantees and the nature and size of grants and awards are wholly within the discretion of the administrator. The Long-Term Incentive Plan provides for the grant of incentive stock options that qualify under Section 422 of the Code and non-statutory options, stock appreciation rights, restricted stock awards, restricted stock units and performance unit or share awards, as such terms are defined in the Long-Term Incentive Plan.

The Long-Term Incentive Plan authorizes the issuance of 900,000 Class A voting shares, which consists of authorized but unissued Class A voting shares. In the event of a stock dividend, stock split, reverse stock split, combination or reclassification or similar transaction or other change in corporate structure affecting Class A voting shares, adjustments will be made to the Long-Term Incentive Plan.

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

Executive Management Long-Term Cash Incentive Plan

In 2007, the Board of Directors approved the Executive Management Long-term Cash Incentive Plan, effective April 1, 2007 (the “LTCIP”). The purpose of the LTCIP is to encourage certain senior executives to reach goals that not only achieve the Company’s short-term performance objectives, but also align the Company’s goals with the creation of long-term shareholder value. The plan consists of the following three components: (i) a target incentive compensation percentage; (ii) a payout percentage of the target compensation determined by the achievement of predetermined performance measures in accordance with a matrix; and (iii) a performance evaluation cycle comprised of three-year intervals with the first cycle being the period of three years ending March 28, 2009 and the second cycle being the period of three years ending March 27, 2010. The average sales growth rate and average return on equity of the Company during this three year period will determine whether and to what extent any payout under this plan will be. The achievement level will then be applied against a targeted compensation amount for each member of senior management covered in the plan. The first two cycles were approved by the Board of Directors. Each subsequent cycle, the goals and the matrix are subject to the approval of the Company’s Board of Directors. To be eligible, an executive officer must be employed through the completion of the cycle and at the date of payment. Payments under this plan will be made following the approval by the Company’s Board of Directors of the audited financial statements for the last fiscal year of the cycle.

Employee Stock Purchase Plan

In 2006, Birks & Mayors adopted an Employee Stock Purchase Plan (“ESPP”), which was approved in February 2006. The ESPP permits eligible employees, which do not include executives of Birks & Mayors Inc., to purchase our Class A voting shares from Birks & Mayors at 85% of their fair market value through regular payroll deductions. A total of 100,000 shares of our Class A voting shares are reserved for issuance under the ESPP. As of May 31, 2007, 12,344 shares have been issued under the ESPP.

Birks Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of our business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of May 31, 2007 there were 159,152 Class A voting shares underlying options granted under the Birks ESOP. The options outstanding under the Birks ESOP have a weighted average exercise price of $6.66.

Mayors Equity-Incentive Plans

1991 Stock Option Plan and Long-Term Incentive Plan

The Company has outstanding employee stock options and SARs issued to employees and members of the Board of Directors of Mayors under the 1991 Stock Option Plan (“the 1991 Plan”) and the Long-Term Incentive Plan (the “Mayor’s LTIP”) approved by the former Board of Directors of Mayors. Under these plans, the option price was required to equal the market price of the stock on the date of the grant or in the case of an individual who owned 10% or more of the common stock of Mayors, the minimum price was to be set at 110% of the market price at the time of issuance. Options granted under these programs generally became exercisable from six months to three years after the date of grant, provided that the individual was continuously employed by Mayors, or in the case of directors, remained on the Board of Directors. All options generally expired no more than ten years after the date of grant. No further awards will be granted under these plans. However, these plans will remain effective until the outstanding awards issued under the plans terminate or expire by their terms. As of May 31, 2007, there were 113,034 and 323,483 Class A voting shares underlying awards granted under the Mayor’s LTIP and the 1991 Plan, respectively. The awards outstanding under the Mayor’s LTIP and the 1991 Plan have a weighted average exercise price of $6.21 and $12.81, respectively.

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

From March 26, 2006 until June 15, 2007, our Board of Directors held a total of 9 board of directors meetings and 32 committee meetings. During such period, all directors attended 80% or more of the meetings of the board of directors. At least 80% of the committee meetings were also attended by all of the respective committee members.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the six committees of the Board of Directors:

1. Audit Committee. We have a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. Since March 26, 2006, the audit committee held six meetings. Alain Benedetti (Chair), Emily Berlin and Ann

Spector Lieff, each of whom is financially literate and an independent, non-employee director of Birks & Mayors, currently constitute the audit committee. We have determined that Alain Benedetti qualifies as an “audit committee financial expert” as defined in the rules of the American Stock Exchange.

2. Compensation Committee. We have a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and other executive officers of Birks & Mayors. Since March 26, 2006, the compensation committee held seven meetings. Elizabeth Eveillard (Chair), Alain Benedetti, and Massimo Ferragamo, each of whom is an independent, non-employee director of Birks & Mayors, currently constitute the compensation committee.

3. Nominating Committee. We have a standing nominating committee in accordance with the SEC rules and American Stock Exchange listing standards on nominating committees. The nominating committee is governed by a written charter. The nominating committee is responsible for nominating potential nominees to the Board of Directors. Since March 26, 2006, the nominating committee held one meeting. Emily Berlin (Chair), Ann Spector Lieff, and Massimo Ferragamo, currently constitute the nominating committee. All members of the nominating committee are independent as defined by the American Stock Exchange listing standards. Our policy with regard to the consideration of any director candidates recommended by a shareholder is that we will consider such candidates and evaluate such candidates by the same process as candidates identified by the nominating committee.

4. Corporate Governance Committee. We have a standing corporate governance committee. The corporate governance committee is responsible for overseeing all aspects of our corporate governance policies. The corporate governance committee is also responsible for the oversight and review of all related party transactions. Since March 26, 2006, the corporate governance committee held five meetings. Our corporate governance committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. Shirley A. Dawe (Chair), Ann Spector Lieff, and Emily Berlin, each of whom is an independent, non-employee director of Birks & Mayors, currently constitute the corporate governance committee.

5. Executive Committee. We have a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between Board of Directors meetings for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in our operations, including but not limited to, the supervision of management and the implementation of policies, strategies and programs. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. The current members of the executive committee are: Thomas A. Andruskevich (Chair), Lorenzo Rossi di Montelera, Filippo Recami, Peter O’Brien and Shirley A. Dawe. Since March 26, 2006, the executive committee held six meetings.

6. Strategy Committee. We have a standing strategy committee. The Strategy Committee’s mandate is to assist the board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The Strategy Committee is comprised of at least three members of the Board of Directors. The current members of the strategy committee are Filippo Recami (Chair), Thomas A. Andruskevich, Lorenzo Rossi di Montelera and Margherita Oberti. Since March 26, 2006, the strategy committee held seven meetings.

EMPLOYEES

As of March 31, 2007, we employed approximately 1,055 persons. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, retraining, training and developing the best people in our industry.

Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations and corporate sales. The table below sets forth headcount by category and geographic location for the periods indicated:

	Canada	U.S.	Total
As of March 31, 2007:
Administration	239	167	406
Retail	385	264	649

Total	624	431	1,055

As of March 25, 2006:
Administration	258	166	424
Retail	375	264	639

Total	633	430	1,063

As of March 26, 2005:
Administration	244	150	394
Retail	472	248	720

Total	716	398	1,114

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of June 5, 2007 by each executive officer and each director:

Name of Beneficial Owner	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Dr. Lorenzo Rossi di Montelera(1)	9,346	*
Thomas A. Andruskevich(2)	873,205	20.0%
Shirley A. Dawe(3)	870	*
Margherita Oberti(4)	5,000	*
Peter R. O’Brien(5)	7,529	*
Filippo Recami(6)	262,227	6.9%
Alain Benedetti(7)	2,000	*
Massimo Ferragamo(8)	4,346	*
Emily Berlin(9)	47,821	1.4%
Elizabeth Eveillard(10)	91,296	2.6%
Ann Spector Lieff(11)	8,693	*
Joseph A. Keifer, III(12)	133,501	3.7%
Michael Rabinovitch(13)	7,245	*
Randolph Dirth(14)	34,237	*
Daisy Chin-Lor(15)	1,449	*

*	Less than 1%.

(1)	Includes options to purchase 9,346 Class A voting shares which are currently exercisable or exercisable within 60 days at exercise prices ranging from $3.23 to $8.98 and expire over a period of ten years from the date of grant. Dr. Rossi is a beneficiary of the Goldfish Trust. The Goldfish Trust beneficially owns or controls (a) 6,118,384 Class A voting shares (formerly held by Iniziativa) to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest and (b) 1,599,586 Class A voting shares (formerly held by Montrolux) to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. Dr. Rossi is also a director of Rohan Private Trust Company Limited, the trustee of the Goldfish Trust, and a beneficiary of the Goldfish Trust. Dr. Rossi is the Chairman and a director of Iniziativa and, in certain circumstances, may be delegated the authority from the Trustee of the Goldfish Trust to vote the shares held by Montrovest. Holders of Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Dr. Rossi expressly disclaims beneficial ownership over the shares held by Montrovest.

(2)	Includes (a) options to purchase 513,139 Class A voting shares which are currently exercisable or exercisable within 60 days (including the option which gives him the right to purchase 260,601 Class A voting shares representing 2% of the total issued and outstanding shares of the Company (on a fully diluted basis) if such option were exercised as of June 5, 2007) exercisable at prices ranging from Cdn$6.00 to Cdn$7.00 per share and expire two years after termination of employment or ten years after retirement, (b) warrants to purchase 131,209 Class A voting shares exercisable at a price of $3.34 and expire on August 20, 2022, (c) 57,966 SARs that are currently exercisable or exercisable within 60 days at an exercise price of $6.21 per share and expire ten years after date of grant, and (d) 40,466 Class A voting shares.
(3)	Includes 870 Class A voting shares.
(4)	Includes an option to purchase 5,000 Class A voting shares which is currently exercisable at a price of Cdn$7.73. This option expires over a period of ten years from the date of grant.
(5)	Includes (a) an option to purchase 5,000 Class A voting shares which is currently exercisable at a price of Cdn$7.73. This option expires over a period of ten years from the date of grant and (b) 2,529 Class A voting shares.
(6)	Includes options to purchase 131,018 Class A voting shares exercisable at a price ranging from $3.23 to $8.98 per share and which expire ten years from the date of grant and warrants to purchase 131,209 Class A voting shares exercisable at a price of $3.34 and which expire on August 20, 2022.
(7)	Includes an option to purchase 2,000 Class A voting shares exercisable at a price of $6.21. This option expires over a period of ten years from the date of grant.
(8)	Includes options to purchase 4,346 Class A voting shares exercisable at prices ranging from $3.23 to 8.98. These options expire over a period of ten years from the date of grant.
(9)	Includes options to purchase 4,346 Class A voting shares exercisable at prices ranging from $3.23 to $8.98. These options expire over a period of ten years from the date of grant and 43,475 Class A voting shares.
(10)	Includes options to purchase 1,738 Class A voting shares exercisable at prices raging from $7.14 to $8.98. These options expire over a period of ten years from the date of grant, 2,608 Class A voting shares held directly and 86,950 Class A voting shares owned by her husband.
(11)	Includes options to purchase 1,738 Class A voting shares exercisable at prices ranging from $7.14 to $8.98. These options expire over a period of ten years from the date of grant, and 6,955 Class A voting shares.
(12)	Includes (a) options to purchase 74,666 Class A voting shares which are currently exercisable or exercisable within 60 days at prices ranging from Cdn$6.00 to Cdn$7.00 and expire ten years after the date of grant, (b) warrants to purchase 48,110 Class A voting shares exercisable at prices ranging from $3.34 to $6.21 and expire on August 20, 2022 and (c) 10,117 Class A voting shares held directly and 608 Class A voting shares held indirectly.
(13)	Includes stock appreciation rights to purchase 7,245 Class A voting shares which are currently exercisable or exercisable within 60 days at an exercise price of $6.21 and expire ten years after the date of grant.
(14)	Includes options to purchase 7,500 Class A voting shares which are currently exercisable or exercisable within 60 days at an exercise price of Cdn$7.73 and which expire ten years after the date of grant and 21,737 Class A voting shares.
(15)	Includes stock appreciation rights to purchase 1,449 Class A voting shares which are currently exercisable or exercisable within 60 days at an exercise price of $6.21 and which expire ten years after the date of grant.

For arrangements involving the issuance or grant of options or shares of the Company to such named executive officers, see above under heading “Executive Compensation” and Item 10. “Additional Information—Material Agreements—Employment Agreements.”

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of June 5, 2007 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and Class B multiple voting shares. The major shareholders listed with Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Unless otherwise indicated in the table, each of the individuals named below has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 3,532,666 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on June 5, 2007, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this annual report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of June 5, 2007 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

Name of Beneficial Owner (1)	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Goldfish Trust(2)	7,717,970	68.6%
Rohan Private Trust Company Limited(3)	7,717,970	68.6%
Thomas A. Andruskevich(4)	873,205	20.0%
Montrovest BV(5)	7,717,970	68.6%
Prime Investments SA(6)	1,536,047	43.5%
Filippo Recami(7)	262,227	6.9%
Lawndale Capital Management, LLC (8)	387,009	11.1%
Andrew E. Shapiro (8)	387,009	11.1%
Diamond A. Partners, LP (8)	338,372	9.7%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.
(2)	Includes (a) 6,118,384 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest (which were formerly held by Iniziativa), and (b) 1,599,586 Class A voting shares of which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest (which were formerly held by Montrolux). The shares of Montrovest are beneficially held by the Goldfish Trust. Dr. Rossi who is the Company’s Chairman of the Board of Directors is a director of Rohan Private Trust Company, the trustee of the Goldfish Trust, and a beneficiary of the Goldfish Trust. He is also the Chairman and a director of Iniziativa and, in certain circumstances, may be delegated the authority from the Trustee of the Goldfish Trust to vote the shares held by Montrovest. Goldfish Trust is the beneficial owner of the shares held by Montrovest.
(3)	Trustee of the Goldfish Trust. Includes (a) 6,118,384 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest (which were formerly held by Iniziativa) and (b) 1,599,586 Class A voting shares to which Montrolux would be entitled upon conversion of the Class B multiple voting shares held by Montrovest (which were formerly held by Montrolux).
(4)	Includes (a) options and SARs to purchase 701,530 Class A voting shares which are currently exercisable or exercisable within 60 days (including the option which gives him the right to purchase 260,601 Class A voting shares representing 2% of the total issued and outstanding shares of the Company (on a fully diluted basis) if such option were exercised as of June 5, 2007), (b) warrants to purchase 131,209 Class A voting shares, and (c) 40,466 Class A voting shares.
(5)	Comprised of (a) 6,118,384 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by it (which were formerly held by Iniziativa) and (b) 1,599,586 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest (which were formerly held by Montrolux).

(6)	The Company has been advised that Deutsche Bank International Trust Co. Limited, as Trustee of Pine Trust and The Beech Settlement, exercises voting and investment control over the securities held of record by Prime Investments SA.
(7)	Includes options to purchase 131,018 Class A voting shares which are currently exercisable or exercisable within 60 days and warrants to purchase 131,209 Class A voting shares which are currently exercisable or exercisable within 60 days.
(8)	Lawndale Capital Management, LLC reported in its Schedule 13G/A dated January 25, 2007, that it acts as an investment adviser to various clients with the power to vote and/or dispose of the Company’s Class A voting shares. Andrew E. Shapiro and Diamond A. Partners, LP, filed jointly with Lawndale Capital Management, LLC.

RELATED PARTY TRANSACTIONS

Diamond Supply Agreements

On August 15, 2002, Birks entered into a Diamond Inventory Supply Agreement with Prime Investments SA and a series of conditional sale agreements with companies affiliated with Prime Investments SA pursuant to which Prime Investments SA or a related party is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2007, Birks purchased approximately $7.8 million of diamonds and $0.2 million of finished goods from Prime Investments SA and related parties. Prime Investments SA beneficially owns 43.5% of the outstanding shares of Birks & Mayors.

Management Consulting Services Agreements

On February 10, 2006, our Board of Directors, approved the Company entering into a Management Consulting Services Agreement with Iniziativa S.A. Under the agreement, Iniziativa S.A. is to provide advisory, management and corporate services to the Company. The initial one-year term of the agreement began on April 1, 2006. The agreement may be renewed for additional one year terms by the Company. Effective January 1, 2007, the terms of the agreement were amended whereby Iniziativa is to provide advisory, management and corporate services under clearly defined project categories and as a result of the increase in value of the services, the payment for services rendered were increased to $262,500 per quarter, plus reimbursement for any out of pocket expenses up to $7,500 per quarter unless prior written consent of the Company is obtained. Additionally, the agreement was renewed for an additional one-year term, ending on March 31, 2008. Two of the Company’s directors, Filippo Recami and Dr. Lorenzo Rossi di Montelera, are affiliated with Iniziativa. Iniziativa was the controlling shareholder of the Company until it transferred the shares it held in the Company to Montrovest, its parent company, on May 31, 2007. Mr. Recami is the Chief Executive Officer of Iniziativa S.A. and Dr. Rossi is Chairman of the Board of Iniziativa S.A. Fees paid by us to Initziativa under the current and prior year agreements were approximately $970,000, $923,000, and $916,000 in fiscal 2007, 2006 and 2005, respectively. Our Board of Directors waived our Code of Conduct relating to related party transactions when the Board of Directors approved our entering into the agreement and amendment with Iniziativa.

Also, on February 10, 2006, our Board of Directors approved the Company entering into a consulting arrangement with Mariangela Federighi. Under the agreement, Ms. Federighi is to provide a maximum of 500 hours of consulting services, at a rate of Cdn$30 per hour, over a one-year term. We will reimburse Ms. Federighi for reasonable expenses incurred in the fulfillment of her consulting services. This consulting arrangement was renewed for another one-year term. Ms. Federighi is the daughter-in-law of Dr. Rossi, who is our Chairman of the Board of the Company and of Iniziativa, the controlling shareholder of the Company. Our Board of Directors approved a waiver of our Code of Conduct in allowing Ms. Federighi to provide us her consulting services.

Arrangements with Directors

We retain Pheidias Project Management and Oberti Architectural & Urban Design for project management and architectural services. Pheidias Project Management and Oberti Architectural have been involved in almost all renovations and our new stores since 1993, as well as in the renovation of our executive offices. The principal of Pheidias Project Management and Oberti Architectural is the spouse of Margherita Oberti, one of our directors. For fiscal 2007, Pheidias Project Management and Oberti Architectural & Urban Design as project managers and architects charged us approximately $605,000 for services rendered.

Letter of Credit from Iniziativa S.A.

On May 19, 2005, Iniziativa S.A. issued a $390,320 (Cdn$450,000) letter of credit to Investissement Québec (formerly Financière du Québec) on our behalf. The letter of credit was a required security for our term loan from Investissement Québec, bearing interest at an annual rate of prime plus 1.5%, repayable to June 2010 in 84 equal monthly capital repayments of $44,100 (Cdn$53,600), secured by our assets (in addition to the letter of credit). As of May 10, 2007, the letter of credit is no longer required by Investissement Québec.

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

TRADING MARKET

Effective November 15, 2005, our Class A voting shares were listed and began to trade on the American Stock Exchange (“AMEX”) under the symbol “BMJ.” The following table sets forth, for the periods indicated, the reported high and low sale prices for the Class A voting shares:

Birks & Mayors Inc. Highest/Lowest Stock Price for the Most Recent Six Months			Birks & Mayors Inc. Highest/Lowest Stock Price for each Quarter
Month	Highest	Lowest	Quarter	Highest	Lowest
December 2006	$7.35	$7.05	Quarter ended December 2005	$7.00	$5.90
January 2007	$7.18	$7.02	Quarter ended March 2006	$6.85	$5.95
February 2007	$9.60	$7.00	Quarter ended July 2006	$6.60	$6.05
March 2007	$8.71	$8.05	Quarter ended September 2006	$7.85	$6.31
April 2007	$8.45	$8.18	Quarter ended December 2006	$7.43	$7.05
May 2007	$8.41	$8.18	Quarter ended March 2007	$9.60	$7.00

The highest and lowest sales price for our Class A voting shares during the fiscal year ended March 31, 2007 was $9.60 and $6.05, respectively.

Item 10.	Additional Information

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

Effective April 1, 2005, we entered into an employment agreement with Mr. Andruskevich under which Mr. Andruskevich serves as President and Chief Executive Officer of Birks & Mayors for a term continuing until March 31, 2008, unless terminated in accordance with the agreement. This agreement superseded prior employment agreements with Mr. Andruskevich, the first of which was entered into on May 15, 1996. Under this agreement, Mr. Andruskevich receives an annual base salary and a special net income bonus, which, in both cases, will be adjusted based upon the achievement of certain net income goals by Birks & Mayors in the preceding year. The goals are set forth in our annual profit plan and strategic plan and are approved annually by the Board of Directors. Mr. Andruskevich’s base salary is currently $614,090 and the special net income bonus will be up to $150,000. Additionally, Mr. Andruskevich will receive an annual performance bonus based upon the achievement of specific performance criteria, which are set each year by our compensation committee and a shareholder representative. The performance bonus entitlement at target is 100% of his base salary with a minimum payout set at 0% and the maximum set at 150% for 80% of his bonus entitlement and 200% for the remaining 20%. Under his employment agreement, Mr. Andruskevich is also entitled to certain benefits such as life insurance, health and dental insurance, moving expenses and other reasonable expenses. Under his employment agreements since May 15, 1996, Mr. Andruskevich has received three separate grants of stock options, each of which is confirmed in his current employment agreement. In 1996, Mr. Andruskevich was given the option to subscribe for a number of our Class A voting shares which, immediately following their issue, would represent 2% of our issued and outstanding shares of capital stock (on a fully diluted basis). The number of shares will be adjusted to represent 2% of the issued and outstanding Class A voting shares, except that any new stock options or other new securities exercisable for, convertible into or exchangeable into capital stock (or shares issued upon exercise, conversion or exchange thereof), new restricted stock or other new equity granted or issued following the consummation of the merger, for a compensatory purpose to employees, officers, directors or consultants shall be disregarded for purposes of calculating 2% of our issued and outstanding shares of our capital stock (on a fully diluted basis). In 1998, the option granted in 1996 was substituted for an option on the same terms except that the exercise price of the options was fixed at Cdn$6.00 per share, considered to be the fair market value at that time. Also in 1998, Mr. Andruskevich was given a second option to subscribe for a number of Class A voting shares which, immediately following their issue, would represent 2% of our issued and outstanding shares of capital stock as of January 1, 1999, namely, 126,272 out of a total of 6,313,618 shares then issued and outstanding. The exercise price of these options was fixed at Cdn$6.25 per share, considered to be the fair market value at that time. In 2001, Mr. Andruskevich was given a third option to subscribe for a number of Class A voting shares which, immediately following their issue, would represent 2% of our issued and outstanding shares of capital stock as of April 1, 2002, namely, 126,266 out of a total of 6,313,300 shares then issued and outstanding. The exercise price of these options was fixed at Cdn$7.00 per share, considered to be the fair market value at that time. Mr. Andruskevich agreed that in the event that he exercised his second or third option, he will vote the shares issued pursuant thereto only in accordance with the instructions of Dr. Rossi. Each of the options Mr. Andruskevich received under these agreements is exercisable for a period of twenty-four months after the termination of his employment, which period was extended from three months effective April 1, 2005. Additionally, each option is exercisable for a period of 10 years following retirement.

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

Mayors entered into an employment agreement with Mr. Andruskevich, effective October 1, 2002, which agreement was amended on June 24, 2004 and February 1, 2005. Under the amended agreement, Mr. Andruskevich serves as the Chairman of the Board of Directors of Mayors, and as President and Chief Executive Officer of Mayors for a term continuing until March 31, 2008, unless earlier terminated in accordance with the agreement. His employment agreement allows him to continue his employment with Birks & Mayors. Under this agreement, Mr. Andruskevich receives an annual base salary from Mayors of $600,000 and has the opportunity to receive an annual cash bonus based upon the achievement of objective performance criteria, which are set each year by the compensation committee and approved by the Board of Directors. The amendment further provides that his target bonus opportunity will increase annually beginning in Mayors fiscal 2006 with a potential target bonus of 100% of base salary for fiscal 2008. Pursuant to the amendment, Mayors also granted Mr. Andruskevich 86,950 stock appreciation rights with an exercise price of $6.21 on August 9, 2005. The amendment allows Mayors to terminate Mr. Andruskevich’s employment with or without cause. In the event Mr. Andruskevich’s employment is terminated without cause or if he resigns for good reason, he will receive his annual base salary and financial planning, health, and dental benefits until March 31, 2008, plus up to an additional 12 months if he is unable to find another suitable employment position. Mr. Andruskevich will also be entitled to a lump sum cash payment equal to the average annual bonus paid to him for any of the 3 fiscal years ending prior to the date of the resignation or termination multiplied by a fraction, the numerator of which is the number of days from the date of resignation or termination until the end of the term, and the denominator of which is 365, plus a lump sum cash payment of $24,000 for disability and life insurance. In the event Mr. Andruskevich’s employment terminates as a result of his death, Mr. Andruskevich is entitled to get all the payments he is entitled to if his employment is terminated without cause or if he resigns for good reason as described above except the lump sum cash payment of $24,000 for disability and life insurance. The amendment prohibits Mr. Andruskevich from competing with Mayors in certain markets for a period of twelve months after the termination of the agreement. If Mr. Andruskevich’s employment is terminated without cause or if he resigns for good reason within the two year period following a change of control, Mr. Andruskevich will receive his annual base salary, annual bonus and financial planning, health, and dental benefits for the greater of two years or the unexpired portion of the term plus one year, and Mr. Andruskevich will also be entitled to certain bonus compensation and a lump sum cash payment of $24,000 for disability and life insurance.

The Company is presently negotiating the terms and conditions for the renewal of both employment agreements with Mr. Andruskevich.

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

TAXATION

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING AND DISPOSING

OF BIRKS CLASS A VOTING SHARES

The following discussion is based on the U.S. Internal Revenue Code of 1986 (the Code), applicable Treasury regulations, administrative rulings and pronouncements and judicial decisions currently in effect, all of which could change. Any change, which may be retroactive, could result in U.S. federal income tax consequences different from those discussed below. The discussion is not binding on the Internal Revenue Service, and there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

Except where specifically noted, the discussion below does not address the effects of any state, local or non-U.S. tax laws (or other tax consequences such as estate or gift tax consequences). The discussion below relates to persons who hold Birks & Mayors Class A voting shares as capital assets within the meaning of Section 1221 of the Code. The tax treatment of those persons may vary depending upon the holder’s particular situation, and some holders may be subject to special rules not discussed below. Those holders would include, for example:

•	banks, insurance companies, trustees and mutual funds;

•	tax-exempt organizations;

•	financial institutions;

•	pass-through entities and investors in pass-through entities;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	broker-dealers;

•	holders who are not U.S. Holders (as defined below);

•	persons whose “functional currency” is not the U.S. dollar;

•	holders who are subject to the alternative minimum tax;

•	holders of Birks & Mayor’s Class A voting shares who own 5% or more of either the total voting power or the total value of the outstanding Class A voting shares of Birks & Mayors

Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of the ownership of Birks &Mayors Class A voting shares in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

As used in this document, the term “U.S. Holder” means a beneficial holder of Birks & Mayor’s Class A voting shares that is (1) an individual who is a U.S. citizen or U.S. resident alien, (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision of the United States, (3) an estate which is subject to U.S. federal income tax on its worldwide income regardless of its source or (4) a trust (x) that is subject to primary supervision of a court within the United States and the control of one or more U.S. persons as described in section 7701(a)(30) of the Code or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds Birks & Mayor’s Class A voting shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold Birks & Mayor’s Class A voting shares should consult their tax advisors regarding the U.S. federal income tax consequences to them.

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

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our Class A voting shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Holder on a subsequent disposition of the Class A voting shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, under the Code, a distribution in excess of our current and accumulated earnings and profits would not give rise to foreign source income and a U.S. Holder would not be able to use the foreign tax credit arising from any Canadian withholding tax imposed on that distribution unless that credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes. Under the U.S.-Canada income tax treaty, however, the gain may be treated as foreign source income and therefore a different result may be achieved.

With respect to certain U.S. Holders who are not corporations, including individuals, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines to be satisfactory for these purposes and which includes an exchange of information program. U.S. Treasury guidance indicates that the current income tax treaty between Canada and the United States meets these requirements, and we believe we are eligible for the benefits of that treaty. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares that are readily tradable on an established securities market in the United States. Our Class A voting shares, which are listed on the American Stock Exchange, should be considered readily tradable on an established securities market in the United States. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our Class A voting shares. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances. The rules governing the foreign tax credit are complex. Certain U.S. Holders of our Class A voting shares may not be able to claim a foreign tax credit with respect to amounts withheld for Canadian withholding taxes. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Exchange of Class A Voting Shares

For U.S. federal income tax purposes, subject to the rules relating to PFICs described below, a U.S. Holder generally will recognize taxable gain or loss on any sale or exchange of our Class A voting shares in an amount equal to the difference between the amount realized for our Class A voting shares and the U.S. Holder’s tax basis in such shares. This gain or loss will be capital gain or loss and generally will be treated as U.S. source gain or loss. Long-term capital gains recognized by certain U.S. Holders who are not corporations, including individuals, generally will be subject to a maximum rate of U.S. federal income tax of 15%. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

We believe that our Class A voting shares should not be treated as stock of a PFIC for U.S. federal income tax purposes, and we expect to continue our operations in such a manner that we will not be a PFIC. In general, a company is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The 50% of value test is based on the average of the value of our assets for each quarter during the taxable year. If we own at least 25% by value of another company’s stock, we will be treated, for purposes of the PFIC rules, as owning our proportionate share of the assets and receiving our proportionate share of income of the other company. Based on the nature of our income, assets and activities, and the manner in which we plan to operate our business in future years, we do not expect that we will be classified as a PFIC for any taxable year.

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

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP

AND DISPOSITION OF OUR CLASS A VOTING SHARES

The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (referred to in this Form 20-F as the Canadian Tax Act) of the ownership of our Class A voting shares, generally applicable to holders of our Class A voting shares who, for purposes of the Canadian Tax Act and at all relevant times are resident or deemed residents of the United States and are not and are not deemed to be resident in Canada, hold our Class A voting shares as capital property, deal at arm’s length with, and is not and will not be affiliated with Birks and Mayors and who do not use or hold and are not deemed to use Class A voting shares in connection with carrying on business in Canada and for who our Class A voting shares are not “designated insurance property” under the Canadian Tax Act (referred to in this Form 20-F as Non-resident Holders). This discussion does not apply to holders that are: (i) non-resident insurers that carry on business in Canada and elsewhere, or (ii) “authorized foreign banks” as defined in the Canadian Tax Act.

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

Dividends on Our Class A Voting Shares

Dividends paid or credited (or deemed to have been paid or credited) on our Class A voting shares to a Non-resident Holder will be subject to non-resident withholding tax under the Canadian Tax Act of 25% of the gross amount of those dividends (subject to reduction in accordance with an applicable international tax treaty between Canada and the Non-resident Holder’s country of residence). Where the Non-resident Holder is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980) (referred to as the Convention), the rate of this withholding tax is (i) 5% with respect to dividends paid to the beneficial owner of the dividends being a company holding at least 10% of our voting shares and (ii) 15% in all other cases. Under the Convention, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from taxation by, the United States, are generally exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, Birks & Mayors would not be required to withhold tax from dividends paid or credited to the organization.

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

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.

Interest rate risk

Our primary market risk exposure is interest rate risk. Borrowing under the working capital credit facility, the term loan from Investissement Quebec and the non-revolving demand loan from Bank of Montreal, bear interest at floating rates. As of March 31, 2007, we had approximately $109.2 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 1% increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $1.1 million.

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

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically gold. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. We are exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of gold. At March 26, 2005 our hedging resulted in an unrealized gain of approximately $15,740 for outstanding contracts due to strong gold prices. No hedging contracts existed as of March 31, 2007 and March 25, 2006. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. For accounting purposes, the hedging agreements did not qualify to be treated as accounting hedges and, accordingly, are marked to market at the end of every quarter.

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

Changes to the Company’s Internal Control Over Financial Reporting

There have been no changes to the Company’s internal control over financial reporting that occurred during fiscal 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has designated Alain Benedetti, an independent director as determined under the American Stock Exchange listing standards, as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Board Practices.”

Item 16B.	Code of Ethics

We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer, Controller and persons performing similar functions, as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.birksandmayors.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

During fiscal 2007 and fiscal 2006, Mayors retained its independent auditors, KPMG LLP to provide services in the following categories and amounts:

Audit Fees

The aggregate fees and expenses billed by KPMG LLP for professional services rendered for the audit of our annual financial statements was approximately $367,000 in fiscal 2007 and $373,000 in fiscal 2006.

Audit Related Fees

During fiscal 2007 and fiscal 2006, KPMG provided audit-related services for a total amount of approximately $145,000 and $288,000, respectively.

Tax Fees

During fiscal 2007 and fiscal 2006, KPMG provided tax services for approximately $88,000 and $147,000, respectively.

All Other Fees

Not applicable.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any of our equity securities during the fiscal year ended March 31, 2007.

Item 19.	Exhibits

The following exhibits are part of this Annual Report on Form 20-F.

Exhibit Number	Description of Document
1.1	Articles of Amalgamation, as amended, of Birks & Mayors Inc., effective as of November 14, 2005. Incorporated by reference from Exhibit 3.2 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

1.2	By-laws of Birks & Mayors Inc., as amended, effective as of November 14, 2005. Incorporated by reference from Exhibit 3.4 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

2.1	Form of Birks Class A voting share certificate. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2	Option Agreement between Birks, Henry Birks & Sons Holdings Inc. and GMAC Commercial Finance Corporation, dated as of March 15, 2005. Incorporated by Reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.3*	Loan Agreement between Birks and Investissement Québec (formerly Financière du Québec), dated as of February 18, 2003.

4.4	Form of Directors and Officers Indemnity Agreement. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.5	Henry Birks & Sons Inc. Employee Stock Option Agreement, dated as of May 1, 1997, amended as of June 20, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.6	Lease Agreement between Birks and Anglo Canadian Investments SA, dated as of December 12, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.7	Lease Agreement between Mayors and Westpoint Business Park, Ltd dated September 13, 2004. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.8	Diamond Supply Agreement between Prime Investments SA and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.9	Conditional Sale Agreement between Rosy Blue N.V. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.10	Conditional Sale Agreement between Rosy Blue Inc. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.11	Conditional Sale Agreement between Rosy Blue Sales Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.12	Conditional Sale Agreement between Rosy Blue Hong Kong Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.13	Conditional Sale Agreement between Rosy Blue Finance S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.14	Registration Rights Agreement between Birks and Prime Investments SA, dated as of February 4, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.15	Employment Agreement between Thomas A. Andruskevich and Birks, dated as of September 27, 2004. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.16	Amended Employment Agreement between Thomas A. Andruskevich and Mayors, dated as of June 24, 2004. Incorporated by reference from Mayors Form 10-K filed on June 25, 2004.

4.17	Amended Employment Agreement between Henry Birks & Sons Inc. (n/k/a Birks & Mayors Inc.) and Thomas A. Andruskevich, dated as of November 14, 2005. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.18	Employment Agreement between Michael Rabinovitch and Mayors, dated as of August 1, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.19	Amended Employment Agreement between Randy Dirth and Birks, dated as of July 1, 2004. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.20	Amended Employment Agreement between Aida Alvarez and Mayors, dated as of July 19, 2002. Incorporated by reference from Mayors Form 10-Q filed December 17, 2002.

4.21*	Form of Senior Management Long-Term Cash Incentive Plan.

4.22	Employment Agreement between Joseph Keifer III and Mayors, dated October 1, 2002. Incorporated by reference from Mayors Form 10-Q filed on December 17, 2002.

4.23	Employment Agreement dated September 11, 2003 between John Orrico and Mayors. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.24	Employment Agreement dated April 1, 2005, between Daisy Chin Lor and Mayors. Incorporated by reference from Mayors Form 10-K filed on June 24, 2005. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.25	Employment Agreement between Miranda Melfi and Birks & Mayors dated February 24, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.26	Revolving Credit, Tranche B Loan and Security Agreement by and between Birks & Mayors Inc., the Canadian borrower, Mayor’s, Inc., as the United States borrower, Bank of America, N.A., GMAC Commercial Finance LLC and Back Bay Capital Funding LLC, dated as of January 19, 2006 (“Credit Agreement”). Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.29*	First Amendment to the Credit Agreement dated as of November 9, 2006.

4.30*	Waiver and Second Amendment to the Credit Agreement dated as of November 9, 2006.

4.31*	Third Amendment to the Credit Agreement dated as of December 5, 2006.

4.32*	Modification Agreement of the Credit Facility dated as of March 31, 2007.

4.33	Tranche B Note by and between Mayor’s, Inc. and Back Bay Capital Funding LLC, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.34	U.S. Revolving Credit Note by and between Mayor’s, Inc. and Bank of America, N.A., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.35	U.S. Revolving Credit Note by and between Mayor’s, Inc. and GMAC Business Credit, LLC, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.36	U.S. Revolving Credit Note by and between Mayor’s Jewelers, Inc. and Lasalle Retail Finance, a Division of Lasalle Business Credit, LLC, as agent For Lasalle Bank Midwest National Association, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.37	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.38	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and GMAC Commercial Finance Corporation - Canada, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.39	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Lasalle Business Credit, a Division of ABN AMRO Bank N.V., Canada Branch, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.40	Stock Pledge Agreement by and between Birks & Mayors Inc., Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.41	Trademark Collateral Security And Pledge Agreement by and between Birks & Mayors Inc., and its various subsidiaries, including Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.42	Intercompany Indemnity, Subrogation and Contribution Agreement by and between Birks & Mayors Inc. and Mayor’s Jewelers, Inc., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.43	Guaranty by and between certain subsidiaries of Birks & Mayors Inc., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.44	Management Consulting Services Agreement between Birks & Mayors Inc. and Iniziativa S.A. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on February 15, 2006.

4.45	First Amendment to Management Consulting Services Agreement between Birks & Mayors Inc. and Iniziativa S.A. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on December 22, 2006.

4.46	Mayor’s Jewelers, Inc., (f/k/a Jan Bell Marketing, Inc.) 1991 Stock Option Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed on April 26, 2006.

4.47	Mayor’s Jewelers, Inc., 2004 Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed on April 26, 2006.

4.48	Birks & Mayors Inc. 2006 Employee Stock Purchase Plan. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.49	Birks & Mayors Inc. Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.50	Stock Option Agreement dated on or about November 2, 1999 between Birks & Mayors Inc. and Filippo Recami. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.51	Stock Option Agreement dated on or about November 2, 1999 between Birks & Mayors Inc. and Gerald Berclaz. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.52	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Peter O’Brien. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.53	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Margherita Oberti. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.54	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Lorenzo Rossi di Montelera. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.55	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Carlo Coda-Nunziante. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.56	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Joseph A. Keifer. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.57	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Marco Pasteris. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.58	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.59	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.60	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.61*	Form of Stock Appreciation Right Agreement

8.1*	Subsidiaries of Birks & Mayors Inc.

12.1*	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that this meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIRKS & MAYORS INC.

Date: June 15, 2007
/s/ Thomas A. Andruskevich
Thomas A. Andruskevich,
President and Chief Executive Officer

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Birks & Mayors Inc.

We have audited the accompanying consolidated balance sheets of Birks & Mayors Inc. and subsidiaries as of March 31, 2007 and March 25, 2006 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended March 31, 2007, March 25, 2006 and March 26, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Birks & Mayors Inc. and subsidiaries as of March 31, 2007 and March 25, 2006 and the results of their operations and their cash flows for the years ended March 31, 2007, March 25, 2006 and March 26, 2005 in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 3(l) and (t) to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation and the consideration of the effect of prior year misstatements in 2007.

/s/ KPMG LLP

Chartered Accountants

Montréal, Canada

June 7, 2007

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	March 31, 2007	March 25, 2006
	(In thousands)
Assets
Current Assets:
Cash and cash equivalents	$2,976	$1,838
Accounts receivable	13,240	12,395
Inventories	158,784	147,039
Other current assets	6,118	3,531

Total current assets	181,118	164,803

Property and equipment	34,964	32,653
Goodwill and other intangible assets	28,771	30,169
Other assets	7,663	1,864

Total non-current assets	71,398	64,686

Total assets	$252,516	$229,489

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$109,187	$88,107
Accounts payable	28,354	39,109
Accrued liabilities	11,921	12,549
Current portion of long-term debt	1,685	1,316

Total current liabilities	151,147	141,081

Long-term debt	16,217	16,971
Other long-term liabilities	3,655	4,070

Total long-term liabilities	19,872	21,041
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 3,515,999 and 3,489,753, respectively	21,956	21,833
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970 and 7,717,970, respectively	38,613	38,613
Class C common stock – no par value, 100,000 authorized, none issued	—	—
Preferred stock – no par value, 2,034,578 authorized, none issued	—	—
Non-voting common shares – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	15,652	16,053
Retained earnings (accumulated deficit)	6,177	(8,048)
Accumulated other comprehensive loss	(901)	(1,084)

Total stockholders’ equity	81,497	67,367

Total liabilities and stockholders’ equity	$252,516	$229,489

See accompanying notes to consolidated financial statements

On behalf of the Board of Directors:

/s/ Thomas A. Andruskevich	/s/ Alain Benedetti
Thomas A. Andruskevich, Director	Alain Benedetti, Director

BIRKS &MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Fiscal Year Ended
	March 31, 2007	March 25, 2006	March 26, 2005
	(In thousands, except per share amounts)
Net sales	$294,282	$275,401	$240,294
Cost of sales	152,002	145,887	131,030

Gross profit	142,280	129,514	109,264

Selling, general and administrative expenses	115,457	109,211	94,683
Depreciation and amortization	6,438	5,621	4,749

Total operating expenses	121,895	114,832	99,432

Operating income	20,385	14,682	9,832
Interest and other financial costs	10,078	8,930	8,665

Income before income taxes	10,307	5,752	1,167
Income tax (benefit) expense	(2,816)	40	—

Net income	$13,123	$5,712	$1,167

Weighted average common shares outstanding
Basic	11,213	8,701	6,316
Diluted	11,788	10,295	9,656

Net Income per share
Basic	$1.17	$0.66	$0.18
Diluted	$1.11	$0.57	$0.17

See accompanying notes to consolidated financial statements.

BIRKS &MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

(Dollars in thousands)

	Voting common stock outstanding	Voting common stock	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance at March 27, 2004	6,313,308	$31,405	$15,518	$(14,927)	$191	$32,187
Net income				1,167		1,167
Cumulative translation adjustment	—	—	—	—	536	536

Total comprehensive income	—	—	—	—	—	1,703
Compensation resulting from warrants granted to management	—	—	278	—	—	278
Compensation resulting from sale of shares to related parties	—	—	135	—	—	135
Stock options granted to management and non-employees	—	—	550	—	—	550
Stock options granted to a lender	—	—	419	—	—	419
Repurchase of shares	(10,290)	(41)	(33)	—	—	(74)
Conversion of common and preferred shares	995,526	5,000	—	—	—	5,000

Balance at March 26, 2005	7,298,544	36,364	16,867	(13,760)	727	40,198

Net Income	—	—	—	5,712	—	5,712
Cumulative translation adjustment	—	—	—	—	(1,811)	(1,811)

Total comprehensive income	—	—	—	—	—	3,901
Repurchase of shares	(8,093)	(41)	—	—	—	(41)
Conversion of preferred shares	1,034,272	6,608	—	—	—	6,608
Conversion of convertible notes to common stock	1,016,891	5,168	—	—	—	5,168
Stock options granted to lenders	—	—	89	—	—	89
Compensation income resulting from options and warrants granted to management and employees	—	—	(1,250)	—	—	(1,250)
Compensation resulting from conversion of Mayors employee stock-based awards	—	—	693	—	—	693
Acquisition of Mayors’ minority shares and equity awards	1,866,109	12,347	(346)	—	—	12,001

Balance at March 25, 2006	11,207,723	60,446	16,053	(8,048)	(1,084)	67,367

Net Income	—	—	—	13,123	—	13,123
Cumulative translation adjustment	—	—	—	—	183	183

Total comprehensive income	—	—	—	—	—	13,306
SAB 108 adjustment (see note 18 to the consolidated financial statements)	—	—	—	1,102	—	1,102
Issuance of shares under ESPP and exercise of stock options	26,246	123	—	—	—	123
Reclass to accrued liabilities of stock options granted to lenders in connection with the adoption of SFAS No. 123R	—	—	(568)	—	—	(568)
Compensation expense resulting from options and SARS granted to management	—	—	167	—	—	167

Balance at March 31, 2007	11,233,969	$60,569	$15,652	$6,177	$(901)	$81,497

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 31, 2007	March 25, 2006	March 26, 2005
	(In thousands)
Cash flows from operating activities:
Net income	$13,123	$5,712	$1,167
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Deferred income tax benefit	(2,916)	—	—
Depreciation and amortization	7,131	6,206	5,189
Amortization of debt costs	773	709	688
Unrealized foreign exchange gain on convertible notes	—	—	(401)
Loss on disposal of warrants	—	—	332
Non-cash compensation expense (income)	193	(557)	957
Other operating activities, net	(866)	108	(154)
(Increase) decrease in:
Accounts receivable	(805)	(2,524)	(1,338)
Inventories	(11,069)	(7,699)	1,994
Other current assets	(2,009)	(426)	374
Increase (decrease) in:
Accrued liabilities and other long-term liabilities	(4,092)	(222)	(54)
Accounts payable	(10,088)	11,739	(2,399)

Net cash (used in) provided by operating activities	(10,625)	13,046	6,355

Cash flows from investing activities:
Additions to property and equipment	(6,963)	(5,303)	(3,679)
Additions to intangible assets	(61)	(243)	(58)
Decrease (additions) to other assets	161	(51)	235
Costs of acquisition of subsidiary	—	(228)	(1,421)

Net cash used in investing activities	(6,863)	(5,825)	(4,923)

Cash flows from financing activities:
Increase in bank indebtedness	32,134	509	1,233
Repayment of loans for leasehold improvements and term loans	(58)	(1,227)	(1,604)
Repayment of obligations under capital leases	(933)	(627)	(241)
Payment of loan origination fees	(166)	(1,475)	—
Stock issuance cost	—	(623)	—
Repayment of long-term debt	(698)	(2,794)	(672)
Other financing activities	23	(170)	(226)
Proceeds from long-term debt	—	245	99
Repayment of junior secured term loan	(11,668)	(1,000)	—

Net cash provided by (used in) financing activities	18,634	(7,162)	(1,411)
Effect of exchange rate on cash	(8)	17	85

Net increase in cash and cash equivalents	1,138	76	106
Cash and cash equivalents, beginning of year	1,838	1,762	1,656

Cash and cash equivalents, end of year	$2,976	$1,838	$1,762

Supplemental disclosure of cash flow information:
Interest paid	$9,358	$7,768	$7,563
Non-cash transactions:
Property and equipment additions acquired through capital leases	$996	$1,538	$1,600
Property and equipment additions included in accounts payable and accrued liabilities	$1,663	$996	$9
SAB 108 Adjustment (see note 18 to the consolidated financial statements)	$1,102	$—	$—

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

Birks & Mayors Inc. (“Birks & Mayors”) or (“Birks”) or (“the Company”) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the manufacture and retail sale of luxury jewelry, timepieces and giftware. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal year ended March 31, 2007, includes fifty-three weeks and fiscal years ended March 25, 2006 and March 26, 2005, include fifty-two weeks.

1.	Basis of presentation:

These consolidated financial statements include the accounts of the Canadian parent company (Birks & Mayors) and its wholly-owned subsidiaries, Henry Birks & Sons U.S. Inc., and Mayor’s Jewelers, Inc. (“Mayors”), are prepared in U.S. dollars and in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories and accounts receivable, provisions for income taxes, and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. All significant intercompany accounts and transactions have been eliminated upon consolidation. The consolidated financial statements include certain reclassifications of prior period amounts in order to conform with current year presentation.

2.	Acquisition of subsidiary:

Prior to November 14, 2005, the Company owned approximately 75.8% of Mayors outstanding shares. On November 14, 2005, the Company acquired the remaining minority shares of Mayors, representing approximately 24.2% of Mayors outstanding shares through the issuance of 1,866,109 of the Company’s Class A common stock with an allocated fair value of $12.3 million and $1.7 million of acquisition costs. The Company also recorded an additional $132,000 of purchased value related to the acquisition associated with the Company’s exchange of outstanding stock options, warrants and stock appreciation rights (SARs) both vested and unvested with the same type of equity based awards of the Company. In accordance with SFAS No. 141, “Business Combinations,” the Company applied the purchase method of accounting to record this transaction. As a result of cumulative losses which eliminated the value of minority interests associated with Mayors, $727,000 of the purchase price was allocated to trade name with the remaining $13.4 million of purchase price being allocated to goodwill.

At March 26, 2005, the Company held Series A-1 preferred stock of Mayors convertible into 51,499,525 shares of common stock of Mayors which amount included adjustments for the anti-dilution provision of the Series A-1 preferred. If the preferred stock of Mayors had been converted to common stock on March 26, 2005, Birks & Mayors would have owned approximately 75.8% of the outstanding common stock of Mayors.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

3.	Significant accounting policies:

(a)	Revenue recognition:

Sales are recognized at the point of sale when merchandise is taken or shipped to a customer. Shipping and handling fees billed to customers are included in net sales. Revenues for gift certificate sales and store credits are recognized upon redemption. Prior to recognition as a sale, gift certificates are recorded as accrued liabilities on the balance sheet. Certificates outstanding for more than 24 months and not subject to unclaimed property laws are recorded as income. Certificates outstanding for more than 24 months and subject to unclaimed property laws are maintained as accrued liabilities until remitted in accordance with local ordinances. Sales of consignment merchandise are recognized at such time as the merchandise is sold and are recorded on a gross basis because the Company is the primary obligor of the transaction, has general latitude on setting the price, has discretion as to the suppliers, is involved in the selection of the product and has inventory loss risk. Sales are reported net of returns. The Company generally gives its customers the right to return merchandise purchased by them from 10 to 30 days and records a provision at the time of sale for the effect of the estimated returns. Revenues for repair services are recognized when the service is delivered to and accepted by the customer.

(b)	Cost of sales:

Cost of sales includes direct inbound freight, direct labor related to repair services, design and creative, the jewelry studio, inventory shrink, inventory thefts, and boxes (jewelry, watch and giftware). Indirect freight including inter-store transfers, purchasing and receiving costs, distribution costs, warehousing costs and quality control costs are included in selling, general and administrative expenses. Purchase discounts are recorded as a reduction of inventory cost and are recorded to cost of sales as the items are sold. Mark down dollars received from vendors are recorded as a reduction of inventory costs to the specific items to which they apply and are recognized in cost of sales once the items are sold. Other vendor allowances, primarily related to the achievement of certain milestones, are infrequent and insignificant and are recognized upon achievement of the specified milestone in cost of sales. Included in cost of sales is depreciation related to manufacturing machinery, equipment and facilities of $693,000, $585,000 and $440,000 for the years ended March 31, 2007, March 25, 2006 and March 26, 2005, respectively.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

(c)	Cash and cash equivalents:

The Company considers all highly liquid investments purchased with original maturities of three months or less and amounts receivable from external credit card issuers to be cash equivalents. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $1.4 million at March 31, 2007 and $1.6 million at March 25, 2006.

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

Property and equipment are recorded at cost. Maintenance and repair costs are charged to selling, general and administrative expenses as incurred, while expenditures for major renewals and improvements are capitalized. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the assets as follows:

Asset	Period
Buildings	20 years
Leasehold improvements	Lesser of term of the lease or the useful life of assets
Software and electronic equipment	3 - 10 years
Molds	4 - 20 years
Furniture and fixtures	5 - 8 years
Equipment and vehicles	3 - 8 years

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

3.	Significant accounting policies (continued):

(g)	Goodwill and intangible assets:

Goodwill is not amortized but is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The Company has selected the Company’s fiscal year-end as the measurement date for the impairment test, which was performed and the goodwill amount was not considered impaired. Goodwill was $27.7 million at March 31, 2007 and $29.1 million at March 25, 2006, all of which was allocated to the Company’s retail segment. The changes in the carrying amount of goodwill for the years ended March 31, 2007 and March 25, 2006, are as follows (in thousands):

Carrying amount as of March 26, 2005	$15,463
Acquisitions	13,634

Carrying amount as of March 25, 2006	29,097
Adjustment for recognition of deferred tax asset	(1,345)

Carrying amount as of March 31, 2007	$27,752

Trademarks and the fair value attributable to Mayors trade name are being amortized using the straight-line method over a period of 15 to 20 years. The Company had $1.0 million and $1.1 million, respectively, of unamortized intangible assets at March 31, 2007 and March 25, 2006. The Company had $0.2 million and $0.1 million of accumulated amortization of intangibles at March 31, 2007 and March 25, 2006, respectively.

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

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date. Other balance sheet items denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Gains on foreign exchange of $28,000, $308,000 and $176,000 are recorded in cost of goods sold, and $0, $172,000 and $401,000 are recorded in interest and other financial costs for the years ended March 31, 2007, March 25, 2006 and March 26, 2005, respectively.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

(k)	Foreign exchange (continued):

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

Effective March 26, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R (“SFAS No. 123R”) using the modified prospective transition method. Under the modified prospective transition method, fair value accounting and recognition provisions of SFAS No. 123R are applied to share-based awards granted or modified subsequent to the date of adoption and prior periods presented are not restated. In addition, for awards granted prior to the effective date, the unvested portion of the awards is recognized in periods subsequent to the effective date based on the grant date fair value determined for pro forma disclosure purposes under SFAS No. 123. The compensation cost calculated under the fair value approach is recognized on a pro rata basis over the vesting period of the stock options and SARs (usually three years). All stock option grants and SARs issued in the prior fiscal year are subject to graded vesting as services are rendered. The fair value for granted options and SARs was estimated at the time of the grant using the Black-Scholes option-pricing model. Due to limited trading history, the expected volatilities are based on the volatility of share prices of similar entities. The risk-free rate for periods within the contractual life of the stock-based award is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award is granted with a maturity equal to the expected life of the stock option award. The Company uses historical data to estimate stock-based awards exercises and forfeitures within the valuation model. The expected term of stock-based awards granted is derived from historical exercise experience under the share-based employee compensation arrangements and represents the period of time that stock-based awards granted are expected to be outstanding.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

3.	Significant accounting policies (continued):

Pro forma net income and net income per share, as if the Company had applied the fair value recognition provisions of SFAS No. 123R to stock based compensation for periods presented prior to the Company’s adoption of SFAS No. 123R, are as follows:

	Fiscal Year Ended
	March 25, 2006	March 26, 2005
	(In thousands, except per share data)
Net income as reported	$5,712	$1,167
Employee compensation (income) expense considered in the determination of net income	(557)	450

Adjusted net income	5,155	1,617
Stock-based employee compensation expense determined under fair-value based method for all awards, net of tax	(462)	(447)

Pro forma net income	$4,693	$1,170

Earnings per basic share:
As reported	$0.66	$0.18
Pro forma	$0.54	$0.19

Earnings per diluted share:
As reported	$0.57	$0.17
Pro forma	$0.48	$0.17

(m)	Long-lived assets:

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

Advertising costs are generally charged to expense as incurred. However, certain expenses such as those related to catalogs are expensed at the time such catalogs are shipped to recipients. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses and amounted to $3.6 million, $3.2 million and $3.3 million in the years ended March 31, 2007, March 25, 2006 and March 26, 2005, respectively. Advertising expense, net of vendor cooperative advertising allowances, amounted to $11.4 million, $10.7 million and $9.1 million in the years ended March 31, 2007, March 25, 2006 and March 26, 2005, respectively.

(o)	Pre-opening expenses:

Pre-opening expenses related to the opening of new and relocated stores are expensed as incurred.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

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

The following table sets forth the computation of basic and diluted earnings per common share for the years ended March 31, 2007, March 25, 2006 and March 26, 2005:

	Fiscal Year Ended
	March 31, 2007	March 25, 2006	March 26, 2005
	(In thousands, except per share data)
Basic earnings per common share computation:
Numerator:
Net income	$13,123	$5,712	$1,167
Denominator:
Weighted-average common shares outstanding	11,213	8,701	6,316
Earnings per common share	$1.17	$0.66	$0.18

Diluted earnings per common share computation:
Numerator:
Net income	$13,123	$5,712	$1,167
Interest on convertible notes	—	195	380
Less net income of subsidiary	—	—	(648)
Plus diluted earnings of subsidiary attributable to the Company	—	—	743

	$13,123	$5,907	$1,642
Denominator:
Weighted-average common shares outstanding	11,213	8,701	6,316
Dilutive effect of stock options, warrants and stock appreciation rights (SARs)	575	312	289
Dilutive effect of preferred stock	—	646	2,034
Dilutive effect of convertible debt	—	636	1,017

Weighted-average common shares outstanding—diluted	11,788	10,295	9,656

Diluted earnings per common share	$1.11	$0.57	$0.17

The effect from the assumed exercise of 103,000, 140,000 and 5,000 of stock options was not included in the above computation of diluted earnings per common share for the years ended March 31, 2007, March 25, 2006 and March 26, 2005, respectively, because such amounts would have had an antidilutive effect.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

3.	Significant accounting policies (continued):

(s)	Commodity and currency risk:

The Company has exposure to market risk related to gold, silver, platinum and diamond purchases and foreign exchange risk. The Company periodically enters into gold futures contracts and foreign exchange forward contracts to economically hedge a portion of these risks. The Company has elected not to apply hedge accounting and, therefore, the contracts have been market to market each period, with changes recorded in the statement of operations. At March 31, 2007, there were no contracts outstanding.

(t)	Recent Accounting Pronouncements:

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). FAS 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal years beginning after November 15, 2007, or the Company’s fiscal year ending March 29, 2008. The Company has not yet evaluated the impact, if any, of adopting FAS 159 on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements,” which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for companies with fiscal years ending after November 15, 2006. The Company applied the provisions of SAB 108 which resulted in an adjustment to its consolidated balance sheet of $1.1 million. (For additional information, see Note 18 – Staff Accounting Bulletin No. 108)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies to other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not yet determined the impact, if any, that the adoption of SFAS No. 157 will have on its financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law, or obligations/liabilities. The interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material effect on the Company’s financial position or results of operations.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

3.	Significant accounting policies (continued):

In June 2006, the FASB ratified Emerging Issues Task Force Issue No. 06-3, (“EITF 06-3”) “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation)”, which allows companies to adopt a policy of presenting taxes in the income statement on either a gross or net basis. Taxes within the scope of this EITF would include taxes that are imposed on a revenue transaction between a seller and a customer. If such taxes are significant, the accounting policy should be disclosed as well as the amount of taxes included in the financial statements if presented on a gross basis. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The adoption of EITF 06-3 is not expected to have a material effect on the Company’s financial position or results of operations.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”) (revised 2004), “Share-Based Payment” “SFAS No. 123R”), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” SFAS No. 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company adopted SFAS No. 123R on March 26, 2007 using the prospective method as described in SFAS No. 148 and is using the Black-Scholes Model for valuation purposes. Because SFAS No. 123R must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because the Company adopted SFAS No. 123R using the prospective transition method (which applied only to awards granted, modified or settled after the adoption date), compensation costs for some previously granted awards that were not recognized under SFAS No. 123 will be recognized under SFAS No. 123R. However, had the Company adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 3 to the consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

4.	Accounts receivable:

Accounts receivable at March 31, 2007 and March 25, 2006 consist of the following:

	March 31, 2007	March 25, 2006
	(In thousands)
Trade	$10,282	$11,728
Other	2,958	667

	$13,240	$12,395

Continuity of the allowance for doubtful accounts is as follows (in thousands):

Balance March 27, 2004	$1,086
Additional provision recorded	127
Write-offs	(198)

Balance March 26, 2005	1,015
Additional provision recorded	400
Write-offs	(419)

Balance March 25, 2006	996
Additional provision recorded	177
Write-offs	(255)

Balance March 31, 2007	$918

Certain sales plans relating to customers’ use of Mayors credit cards provide for revolving lines of credit and/or installment plans under which the payment terms exceed one year. In accordance with industry practice, these receivables, amounting to approximately $3.0 million and $2.6 million at March 31, 2007 and March 25, 2006, respectively, are included in accounts receivable in the accompanying consolidated balance sheets.

5.	Inventories:

Inventories are summarized as follows:

	March 31, 2007	March 25, 2006
	(In thousands)
Raw materials	$5,282	$3,874
Work in progress	2,542	1,633
Retail inventories and manufactured finished goods	150,960	141,532

	$158,784	$147,039

Additionally, the Company held consignment inventory with a purchase value of approximately $31.6 million and $23.7 million at March 31, 2007 and March 25, 2006, respectively.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

6.	Property and equipment:

The components of property and equipment are as follows:

	Fiscal Year Ended
	March 31, 2007	March 25, 2006
	(In thousands)
Land	$5,955	$5,885
Buildings	8,944	8,340
Leasehold improvements	41,596	32,434
Molds	4,334	4,117
Furniture and fixtures	9,107	6,546
Software and electronic equipment	18,219	14,492
Equipment and vehicles	2,172	1,941

	90,327	73,755
Accumulated depreciation	(55,363)	(41,102)

	$34,964	$32,653

Property and equipment, having a cost of $14.1 million and a net book value of $10.9 million at March 31, 2007, and a cost of $12.8 million and a net book value of $10.5 million at March 25, 2006, are under capital leasing arrangements.

7.	Bank indebtedness:

Bank indebtedness consists of the following:

	Fiscal Year Ended
	March 31, 2007	March 25, 2006
	(In thousands)
Working capital credit facility	$109,187	$76,381
Junior secured term loan	—	11,668
Other indebtedness	—	58

	$109,187	$88,107

(a)	On January 19, 2006, the Company entered into a revolving, Tranche B loan and Security Agreement among Birks & Mayors and Mayors as borrowers and Bank of America N.A. and GMAC Commercial Finance LLC as lenders. This facility replaced the credit facilities previously held by Birks & Mayors and Mayors individually.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

7.	Bank indebtedness (continued):

The $135 million working capital credit facility is collateralized by substantially all of the Company’s assets. Availability under the working capital credit facility is determined based upon a percentage formula applied to certain inventory, accounts receivable and other assets and has certain restrictions regarding borrowing availability.

The working capital credit facility has one financial covenant, which is tested only at certain net excess borrowing capacity thresholds. As of March 31, 2007, the Company was in compliance with the terms of the credit facility agreement. The working capital credit facility also contains limitations on the Company’s ability to pay dividends. Under the terms of the facility, the Company can only pay dividends at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve month period.

The Company’s working capital credit facility bears interest at a floating rate of prime or prime plus .25% depending on the excess borrowing capacity, or, at the Company’s election, at LIBOR based rate plus 1.25%, or LIBOR based rate plus 1.50%, or, LIBOR based rate plus 2.00% depending on the excess borrowing capacity and fixed coverage ratio. On March 31, 2007, the Company’s borrowing alternatives were at prime and a LIBOR plus 1.25%.

The interest rate under the working capital facility at March 31, 2007 was 6.15%. At March 31, 2007 the Company had excess borrowing capacity of $14.8 million.

The information concerning the Company’s working capital credit facility is as follows:

	Fiscal Year Ended
	March 31, 2007	March 25, 2006
	(In thousands)
Maximum borrowing outstanding during the year	$122,509	$100,106
Average outstanding balance during the year	$102,874	$81,298
Weighted average interest rate for the year	6.37%	5.67%
Effective interest rate at year-end	6.15%	5.90%

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

8.	Long-term debt:

(a)	Long-term debt consists of the following:

	Fiscal Year Ended
	March 31, 2007	March 25, 2006
	(In thousands)
Term loan from Investissement Québec, bearing interest at an annual rate of prime plus 1.5%, repayable to February 2010 in 81 equal monthly capital repayments of $45.9 (CAN$53.6), secured by the assets of the Company, ranking second to the Company’s bank indebtedness.	$1,623	$2,154

Obligation under capital lease on land and building, bearing annual interest of 5%, repayable in monthly capital installments of $5.4, maturing in March 2025, secured by the property, second position on other assets of Henry Birks & Sons US Inc. and a guarantee by the Company subordinated to all pre-existing debt.	1,165	1,235

Obligations under capital leases, at annual interest rates between 7.5% and 10%, secured by equipment, maturing at various dates from May 2006 to December 2010.	1,874	1,742

Obligation under capital lease on land and buildings, pursuant to a sale-leaseback transaction. The term loan is being amortized using an implicit annual interest rate of 10.74% over the term of the lease of 20 years with a balloon payment.	13,061	12,843
Other long-term loans payable	179	313
Junior secured term loan	—	11,668

	17,902	29,955
Current portion in bank indebtedness	—	11,668
Current portion of long-term debt	1,685	1,316

	$16,217	$16,971

(b)	As security for the bank indebtedness and long-term debt, the Company has provided some of its lenders the following: (i) general assignment of all accounts receivable, other receivables and trademarks; (ii) general security agreements; (iii) insurance on physical assets in a minimum amount equivalent to the indebtedness, assigned to the lenders; (iv) a mortgage on moveable property (general) under the Civil Code (Québec) of $216,844,000 (CAN$250,000,000); (v) lien on machinery, equipment and molds and dies; and (vi) a pledge of trademark and stock of the Company’s subsidiaries.

(c)	Future minimum lease payments for capital leases required in the following five years and thereafter are as follows (in thousands):

Year ending March:
2008	$2,645
2009	2,320
2010	1,772
2011	1,710
2012	1,696
Thereafter	22,795

32,938
Less imputed interest	16,838

$16,100

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

(d)	Principal payments on long-term debt required in the following five years and thereafter, including obligations under capital leases, are as follows (in thousands):

Year ending March:
2008	$1,685
2009	1,440
2010	889
2011	312
2012	303
Thereafter	13,273

$17,902

9.	Convertible notes:

On November 14, 2005, as part of the merger, the Company converted its convertible note of $2.5 million to a preferred shareholder, into 512,015 Class A voting shares of the Company. Also on that date, the Company converted its convertible note of $2.5 million to Regaluxe Investment S.à.r.l. into 504,876 Class B multiple voting shares of the Company (see Note 2).

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

10.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:

(i)	The Company can issue stock options and SARs to executive management, key employees and directors under a stock-based compensation plan. Through March 25, 2006, the Company historically accounted for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees and related interpretations” (“APB 25”) in accounting for its stock-based compensation plans. Accordingly, compensation expense has only been recognized for awards which met the definition of variable awards under APB 25. The Company has historically reported pro forma results under the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” On March 26, 2006, the Company adopted Statement of Financial Accounting Standard No. 123(R) (“SFAS No. 123R”), “Share-Based Payment,” which is a revision of SFAS No. 123. SFAS No. 123R supersedes APB 25 and amends Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows.”

In 2006, the Company adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of the Company. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The Long-Term Incentive Plan provides for the grant of units and performance units or share awards. The Long-Term Incentive Plan authorizes the issuance of 900,000 Class A voting shares, which consist of authorized but unissued Class A voting shares. The Company is restricted from issuing Class A voting shares or equity based awards under this program without the approval of the shareholders of the Company if such issuance, when combined with the Class A voting shares issuable under this plan or any of the Company’s other equity incentive award plans exceeds 1,304,025 Class A voting shares. Based on the current number of awards outstanding under all of the Company’s plans, no additional equity incentive awards are currently issuable without shareholder approval. Cash settled awards however are permitted. During fiscal 2007, the Company granted 11,970 SARs under this plan to members of the Company’s Board of Directors. The SARs were fully vested at the time of issuance and entitle the grantee the right to receive the value of the appreciation in the market value of the Company’s stock over the market value of the Company’s common stock on the date of grant of the SARs. The SARs expire ten years after grant. Because these awards are to be settled by the Company through the issuance of cash, these awards are considered liability awards.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

10.	Benefit plans and stock-based compensation (continued):

(a)	Stock option plans and arrangements (continued):

The Company has outstanding employee stock options issued under the Birks Employee Stock Option Plan (the “Birks ESOP”). The Birks ESOP was authorized to issue 237,907 shares or 10% of non-voting common stock. The granting of options, the exercise price and the related vesting period were determined at the discretion of the Board of Directors. The lives of the options issued under the Birks ESOP were not to exceed 10 years with options vesting generally pro-rata over four years. Effective November 15, 2005, no awards are permitted to be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms. As of March 31, 2007, there were 162,437 Class A voting shares underlying options granted under the Birks ESOP.

(ii)	The Company has also entered into separate agreements to issue options to purchase Class A voting shares of the Company to the Company’s Chief Executive Officer and Class A voting shares to a director of the Company and a director of Iniziativa S.A. (“Iniziativa”), a controlling shareholder of the Company. As of March 31, 2007, the Company’s Chief Executive Officer held options to purchase 513,209 Class A voting shares of the Company and a director of the Company and a director of Iniziativa held options to purchase 143,339 of Class A voting shares. These options are exercisable at prices ranging from CAN$6.00 to CAN$7.00 per share. The options issued to a director of the Company and a director of Iniziativa are exercisable and expire over a period of ten years. Non-cash compensation income of $731,000 and non-cash compensation expense of $496,000 related to certain of the options issued to the Company’s Chief Executive Officer was recorded in selling, general and administrative expenses for the years ended March 25, 2006 and March 26, 2005, respectively. As a result of adopting SFAS No. 123R, no compensation income or expense was required to be recorded for these options for the year ended March 31, 2007.

(iii)	As of March 31, 2007, the Company had outstanding 15,000 options granted to members of its Board of Directors to acquire Class A voting shares of the Company for a purchase price of CAN$7.73 exercisable at any time until April 23, 2014. Compensation income of $31,000, and compensation expense of $28,000 was recorded in selling, general and administrative expenses for the years ended March 25, 2006 and March 26, 2005, respectively. No compensation expense or income was recorded the year ended March 31, 2007.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

10.	Benefit plans and stock-based compensation (continued):

(a)	Stock option plans and arrangements (continued):

The following is a summary of the activity of Birks’ stock option plans and arrangements (in Canadian dollars):

	Options	Weighted average exercise price
		(CAN dollars)
Outstanding March 27, 2004	779,828	$6.42
Granted	45,000	7.73
Forfeited/cancelled	(41,538)	7.24

Outstanding March 26, 2005	783,290	6.43
Granted	81,096	6.12
Forfeited/cancelled	(29,582)	7.19

Outstanding March 25, 2006	834,804	6.40
Granted	—	—
Forfeited/cancelled	(819)	7.73

Outstanding March 31, 2007	833,985	$6.39

A summary of the status of Birks’ stock options at March 31, 2007 is presented below:

	Options outstanding		Options exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
(CAN dollars)					(CAN dollars)
$ 6.00 – 6.24	332,247	1.3	$6.00	332,247	$6.00
$ 6.25 – 6.99	288,836	2.0	6.25	288,836	6.25
$ 7.00 – 7.72	158,852	4.3	7.00	158,852	7.00
$ 7.73 – 7.73	54,050	5.9	7.73	44,050	7.73

$ 6.00 – 7.73	833,985	2.4	$6.39	823,985	$6.37

Included in the above calculation were 513,209 options to purchase Class A voting shares held by the Company’s Chief Executive Officer, which expire either two years after termination or ten years after retirement. For purposes of the table above, the remaining contractual life was estimated to be the remaining period under his employment agreement, plus two years.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

10.	Benefit plans and stock-based compensation (continued):

(a)	Stock option plans and arrangements (continued):

(iv)	Under plans approved by the former Board of Directors of Mayors, the Company has outstanding stock options and SARs issued to employees and members of the Company’s Board of Directors. Under these plans, the option price was required to equal the market price of the stock on the date of the grant or in the case of an individual who owned 10% or more of the common stock of Mayors, the minimum price was to be set at 110% of the market price at the time of issuance. Options granted under these programs generally became exercisable from six months to three years after the date of grant, provided that the individual was continuously employed by Mayors, or in the case of directors, remained on the Board of Directors. All options generally expired no more than ten years after the date of grant. No further awards will be granted under these plans. However, these plans will remain effective until the outstanding awards issued under the plans terminate or expire by their terms.

As of March 31, 2007, the Company had outstanding 113,034 SARs previously issued under the Mayors plan to members of senior management at a strike price of $6.21. The grantees’ interests in these SARs generally vest ratably over a three year period and expire ten years after grant. Prior to the Company’s adoption of SFAS No. 123R, these awards were considered variable awards under APB 25, with changes in the fair value above the strike price of the underlying stock recorded in the Consolidated Statements of Operations. These awards are considered equity incentive awards under SFAS No. 123R and as such, the fair value of these awards as calculated at the time of their grant is amortized as an expense over the vesting period. As of March 31, 2007, the weighted-average remaining contractual life of these awards was 8.4 years and the aggregate intrinsic value was $0.2 million. The Company recorded $144,000 of compensation expense related to these awards under the guidance of SFAS No. 123R for the fiscal year ended March 31, 2007. No compensation expense was recorded for these awards in the fiscal year ended March 25, 2006.

As of March 31, 2007, there was approximately $58,000 of total unrecognized stock-based compensation costs related to unvested SARs granted under the Company’s plans that will be recognized over a weighted average remaining period of 0.6 years.

The Company issued new shares to satisfy share-based awards and exercise of stock options. During fiscal 2007 and fiscal 2006, respectively, no cash was used to settle equity instruments granted under share-based payment arrangements.

The fair value of the 11,970 SARs granted under the Birks & Mayors Long Term Incentive Plan for the fiscal year ended March 31, 2007 was estimated to be $4.10 per award. Accordingly, the Company recorded $49,000 of compensation expense related to these awards during the year. These awards are accounted for as liabilities and the fair value of these awards was estimated as of March 31, 2007 using the Black-Scholes pricing model with the following weighted-average assumptions:

Fiscal year ended March 31, 2007
Dividend yield	0%
Expected volatility	42.16%
Risk-free interest rate	4.55%
Expected terms in years	5.67

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

10.	Benefit plans and stock-based compensation (continued):

(a)	Stock option plans and arrangements (continued):

The following is a summary of the activity of Mayors stock option plans. The number of options and exercise price have been adjusted to reflect the conversion rate of .08695 related to Birks & Mayors purchase of the minority shares of Mayors on November 14, 2005:

	Options	Weighted average exercise price
Outstanding March 27, 2004	524,464	$23.24
Granted	6,956	7.14
Forfeited/cancelled	(123,976)	48.42

Outstanding March 26, 2005	407,444	16.34
Forfeited/cancelled	(35,995)	29.10
Exercised	(1,449)	2.65

Outstanding March 25, 2006	370,000	13.96
Forfeited/cancelled	(32,476)	30.03
Exercised	(13,911)	3.27

Outstanding March 31, 2007	323,613	$12.81

A summary of the status of the option plans at March 31, 2007 is presented below:

		Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining life (years)		Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 2.65 – 3.98	209,546	5.6	*	$3.17	209,546	$3.17
$ 3.99 – 5.99	3,912	1.2		4.79	3,912	4.79
$ 6.00 – 9.00	13,904	5.6		8.06	13,904	8.06
$ 9.01 – 13.52	26,511	2.2		10.47	26,511	10.47
$ 13.53 – 20.30	6,725	4.5		17.48	6,725	17.48
$ 20.31 – 30.47	24,032	2.7		28.27	24,032	28.27
$ 30.48 – 45.72	30,197	4.0		42.64	30,197	42.64
$ 45.73 – 68.60	3,425	1.9		54.80	3,425	54.80
$ 68.61 – 155.27	5,361	5.2		149.46	5,361	149.46

$ 2.65 – 155.27	323,613	4.8		$12.81	323,613	$12.81

*	Included in the above calculation were 130,425 options that were granted to the Company’s Chief Executive Officer and expire either after ten years from the grant date or two years after termination of employment. For purposes of the information within the table above, a term of ten years from the issuance date is used.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

10.	Benefit plans and stock-based compensation (continued):

(b)	As of March 31, 2007, the Company had outstanding warrants exercisable into 382,693 shares of the Company’s stock. These warrants have a weighted average exercise price of $3.42 per share. As of November 1, 2005, these awards were fully-vested and no additional compensation expense will be recognized under the requirements of SFAS No. 123R. Non-cash compensation income included in selling, general and administrative expenses for the year ended March 25, 2006 and March 26, 2005 related to these warrants was approximately $487,454 and, $60,000, respectively.

(c)	In connection with its term loan agreement with Investissement Québec, the lender is entitled to 99,428 options to purchase Class A voting shares at $3.92 (CAN$4.52) per share. At March 31, 2007, each option had a fair value of $5.15 (CAN$5.94) for a total value of approximately $512,000 (CAN$591,000). Total expense associated with these options and recorded in interest and other financial costs for the years ended March 31, 2007, March 25, 2006 and March 26, 2005 was $255,000, $70,328 and $70,140, respectively. These awards are accounted for as liabilities under SFAS No. 123R and the fair value of these awards was estimated as of March 31, 2007 using the Black-Scholes pricing model with the following weighted-average assumptions:

Fiscal year ended March 31, 2007
Dividend yield	0%
Expected volatility	37.38%
Risk-free interest rate	4.54%
Expected terms in years	4.25

(d)	As of March 31, 2007, the Company had outstanding with a lending institution, 46,845 options to acquire common stock of the Company for a purchase price of $0.23 (CAN$0.26) per share, exercisable at any time on or prior to April 30, 2008. Changes in the fair value of the options resulted in additional interest expense of $342,483, for the year ended March 26, 2005.

(e)	Employee stock purchase plan:

In February 2006, Birks & Mayors adopted an Employee Stock Purchase Plan (“ESPP”). The ESPP permits eligible employees, which do not include executives of the Company, to purchase the Company’s Class A voting stock at 85% of the company’s fair market value through regular payroll deductions. A total of 100,000 shares of the Company’s Class A voting shares are reserved for issuance under the ESPP. The Company had issued 12,344 shares under this plan as of March 31, 2007. There were no shares issued or outstanding under this plan as of March 25, 2006.

Prior to the November purchase by Birks & Mayors of the remaining minority shares of Mayors, Mayors had an Employee Stock Purchase Plan (“ESPP”), which permitted eligible employees, not including executives of Mayors, to purchase common stock from Mayors at 85% of its fair market value through regular payroll deductions. This plan was cancelled as of November 14, 2005. Prior to that time 50,956 shares had been issued including 2,941 shares during the year ended March 25, 2006. During the year ended March 26, 2005, 30,285 shares were issued. These amounts have been adjusted to reflect the merger exchange rate of 0.08695.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

(f)	Profit sharing plan:

Mayors has a 401(k) Profit Sharing Plan & Trust (the “Plan”), which permits eligible employees to make contributions to the Plan on a pretax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Mayors makes a cash contribution of 25% of the employee’s pretax contribution, up to 4% of Mayors employee’s compensation, in any calendar year. The employer match amounted to $103,578, $93,829 and $88,633 for the years ended March 31, 2007, March 25, 2006 and March 26, 2005, respectively.

(g)	Long-term Executive Incentive Plan

During the year ended March 31, 2007, the Board of Directors approved a cash-based performance plan for members of senior management (“LTIP”). The intention of this LTIP is to reward members of senior management based on the performance of the company over certain three year performance measurement periods. The first of these periods began with the fiscal year ended March 31, 2007 through Fiscal 2009. The average sales growth rate and average Return on Equity of the company during this three year period will determine whether and to what extent any payout under this plan will be. The achievement level will then be applied against a targeted compensation amount for each member of senior management covered in the plan.

For a member of senior management to be entitled to a payout under the LTIP, they must be employed through the completion of the cycle and at the date of payment. In addition, the salary that will be used for each executive in determining their payout will be the salary in force on the first day of the eligibility period, or the first day of the third year in the measurement period.

The total compensation amount for all executives is estimated to be approximately $2.7 million if maximum payout levels are achieved. Given that only one year has elapsed, the Company does not believe it has sufficient basis to determine whether the targeted performance levels which trigger any payout will be met. Accordingly, no liability or expenses related to this plan was recorded during the current fiscal year.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

11.	Income taxes:

(a)	The significant items comprising the Company’s net deferred tax assets at March 31, 2007 and March 25, 2006 are as follows:

	Fiscal Year Ended
	March 31, 2007	March 25, 2006
	(In thousands)
Deferred tax assets:
Loss and tax credit carry forwards	$32,540	$34,040
Difference between book and tax basis of property and equipment	5,674	7,984
Inventory allowances	1,115	1,006
Other reserves not currently deductible	722	1,770
Capital lease obligation	4,418	4,367
Expenses not currently deductible	486	1,288
Other	589	807

Net deferred tax asset before valuation allowance	45,544	51,262
Valuation allowance	(38,447)	(51,262)

Net deferred tax asset	$7,097	$—

The valuation allowance has been recorded to reduce the net deferred tax asset to the amount that the Company believes, after evaluating the currently available evidence, will more likely than not be realized.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

11.	Income taxes (continued):

(a)	(continued):

The Company’s expense (benefit) for income taxes from continuing operations is as follows:

	Fiscal Year Ended
	March 31, 2007	March 25, 2006	March 26, 2005
	(In thousands)
Income tax (benefit) expense
Current	$948	$40	$—
Deferred	(5,109)	—	—
Benefit allocated to reduce goodwill	1,345	—	—

Income tax (benefit) expense	$(2,816)	$40	$—

The Company’s current federal tax payable at March 31, 2007 and March 25, 2006, was $948,000 and $40,000, respectively. The Company’s provision (benefit) for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended
	March 31, 2007	March 25, 2006	March 26, 2005
Canadian statutory rate	33.8%	33.8%	33.8%
US minimum tax	1.0%	—	—
Tax benefit of losses and other tax attributes	(75.6%)	(32.1%)	(44.1%)
Warrants	—	(1.9%)	21.7%
Effect of prior period items	8.2%	—	—
Permanent differences and other	5.3%	0.9%	8.5%
Local and federal NOL adjustments	—	—	(19.9%)

Total	(27.3%)	0.7%	0.0%

(b)	At March 31, 2007, the Company had federal non-capital losses of Cdn$8.4 million and investment tax credits (“ITC’s”) in Canada of Cdn$138,000 which expire between 2008 and 2016.

(c)	The portion of the Company’s valuation allowance for deferred tax assets for which subsequently recognized tax benefits will be allocated to reduce goodwill or other non current intangible assets is $10.0 million.

(d)	Mayors has federal and state net operating losses carry forward in the U.S. of approximately $75.5 million and $78.9 million, respectively. Due to Section 382 limitations from the change in ownership for the year ended March 29, 2003, the utilization of approximately $37.3 million of the pre-acquisition net operating loss carry forward is limited to approximately $953,000 on an annual basis, resulting in a valuation allowance of approximately $23 million for pre-acquisition net operating loss carry forwards that will more than likely not be realized. The federal net operating loss carry forward expires beginning in fiscal 2009 through fiscal 2025 and the state net operating loss carry forward expires beginning in fiscal 2008 through fiscal 2025. Mayors also has an alternative minimum tax credit carry forward of approximately $0.9 million to offset future federal income taxes.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

3.	Significant accounting policies (continued):

(e)	Henry Birks & Sons U.S. Inc. has non-capital losses totaling approximately $859,000 at March 31, 2007 which will expire between 2020 and 2023.

12.	Capital stock:

(a)	On November 14, 2005, the Company issued 1,866,109 of Class A voting shares to the minority shareholders of Mayors in exchange for all their outstanding common shares on a 0.08695 for 1 basis. In addition, the Company converted outstanding Series A preferred shares into Class A voting shares on a 1 for 1.01166 basis and issued 512,015 of Class A common stock and 504,876 of Class B common stock to convert a $2.5 million convertible note issued to a preferred shareholder and a $2.5 million of convertible note issued to Regaluxe Investment S.à.r.l, respectively.

(b)	In March 2005, the Company merged with its parent, Henry Birks & Sons Holdings Inc., and reorganized such that the Company became the surviving entity. The consolidated financial statements reflect the merger as if it occurred prior to the beginning of the year ended March 26, 2005. The impact of the merger was not significant. In conjunction with this merger, the Company amended its articles of incorporation and created three new classes of common stock; Class A, Class B and Class C. The Class B common stock has substantially the same rights as the Class A common stock except that each share of Class B common stock receives 10 votes per share. The Class C common shares receive 100 votes per share. Upon the creation of these new classes of common stock, the Company converted all common stock outstanding into Class A voting shares on a 1 for 1.01166 basis and subsequently, cancelled the common shares. Regaluxe Investments S.à.r.l. and Montrolux S.A. subscribed for Class C shares and transferred their respective Class A shares of Henry Birks and Sons Holdings Inc. to the Company for consideration equal to Class B multiple voting shares. In March 2005, the Company amended its Series A preferred share conversion feature to provide for the conversion of these preferred shares into Class A common stock on a 1 for 1.01166 basis rounded to the nearest whole number. The conversion feature of the convertible notes was also amended to provide for conversion into Class A voting and Class B multiple voting shares instead of common shares. The Company then cancelled all Class A voting shares as well as the Series A preferred shares held by Henry Birks and Sons Holdings Inc. and by a member of management and cancelled the Class C shares held by Regaluxe Investment S.à.r.l. and Montrolux S.A.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

12.	Capital stock (continued):

	Common Stock			Class A common stock		Class B common stock		Total common stock		Series A preferred shares
	Number of Shares	Amount		Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
	(Dollars in thousands)
Balance as of March 27, 2004	6,313,308		$31,405	—	$—	—	$—	6,313,308	$31,405	2,034,578	$10,050
Repurchase of shares	(10,290)		(41)	—	—	—	—	(10,290)	(41)	—	—
Exchange of common shares for Class A and Class B shares	(6,303,018)		(31,364)	—	—	—	—	(6,303,018)	(31,364)	—	—
Issuance of Class A shares in exchange for common shares	—		—	85,450	336	—	—	85,450	336	—	—
Issuance of Class B shares in exchange for the Class A shares of Henry Birks and Sons Holding Inc. and cancellation of the Series A preferred shares held by Henry Birks and Sons Holdings Inc.	—		—	—	—	7,213,094	36,028	7,213,094	36,028	(1,012,228)	(5,000

Balance as of March 26, 2005	—		—	85,450	336	7,213,094	36,028	7,298,544	36,364	1,022,350	5,050
Repurchase of shares	—		—	(8,093)	(41)	—	—	(8,093)	(41)	—	—
Conversion of preferred shares to Class A shares	—		—	1,034,272	6,607	—	—	1,034,272	6,607	(1,022,350)	(5,050
Issuance of Class A and Class B shares from conversion of convertible notes	—		—	512,015	2,584	504,876	2,585	1,016,891	5,169	—	—
Issuance of Class A shares to minority shareholders	—		—	1,866,109	12,347	—	—	1,866,109	12,347	—	—

Balance as of March 25, 2006	—		—	3,489,753	21,833	7,717,970	38,613	11,207,723	60,446	—	—
Issuance of Class A shares resulting from stock option exercises	—		—	26,246	123			26,246	123	—	—

Balance as of March 31, 2007		$		3,515,999	$21,956	7,717,970	$38,613	11,233,969	$60,569	—	$—

The Series A preferred shares were convertible into Class A common shares on a 1 to 1.01166 basis.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

13.	Commitments:

Operating leases:

The Company leases all of its retail stores under operating leases with the exception of one Birks & Mayors location. The rental costs are based on minimum annual rentals and for some of the stores, a percentage of sales. Such percentage of sales varies by location. In addition, most leases are subject to annual adjustment for increases in real estate taxes and common area maintenance costs.

Future minimum lease payments for the next five years and thereafter are as follows (in thousands):

Year ending March:
2008	$16,187
2009	14,900
2010	12,764
2011	10,355
2012	9,172
Thereafter	28,888

$92,266

Rent expense for the Company was approximately $23.5 million, including $1.0 million of contingent rent for the year ended March 31, 2007, $20.8 million, including $1.1 million of contingent rent for the year ended March 25, 2006 and $19.0 million, including $1.0 million of contingent rent for the year ended March 26, 2005.

14.	Contingencies:

(a)	The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigation and claims. While the final outcome with respect to claims and legal proceedings pending at March 31, 2007 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

(b)	From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. At March 31, 2007, the amount guaranteed under such arrangements is approximately $2.3 million. The bad debt experience under these guarantees has been minimal and it is not probable that the Company will be required to make significant payments under these guarantees.

(c)	The Company and its subsidiary have employment agreements with the Company’s President and Chief Executive Officer for a term continuing until March 31, 2008, unless terminated in accordance with the agreement. The contractual obligation under these agreements would aggregate between $2.6 million and $5.1 million at March 31, 2007.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

15.	Segmented information:

The Company has two reportable segments Retail and Other. Retail operates 38 stores across Canada under the Birks brand, and 29 stores in the Southeastern United States under the Mayors brand. Other consists primarily of our corporate sales division which services business customers by providing them with unique items for recognition programs, service awards and business gifts and also includes manufacturing unique products for the retail segment of our business.

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

Certain information relating to the Company’s segments for the years ended March 31, 2007, March 25, 2006, and March 26, 2005, respectively, is set forth below:

	Retail			Other			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	(In thousands)
Sales to External Customers	$282,601	$262,747	$229,343	$11,681	$12,654	$10,951	$294,282	$275,401	$240,294
Inter-segment sales	$—	$—	$—	$37,554	$37,312	$28,092	$37,554	$37,312	$28,092
Gross Profit	$139,923	$125,966	$108,711	$12,803	$10,628	$9,404	$152,726	$136,594	$118,115

The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented. The following sets forth reconciliations of the segments gross profits and certain unallocated costs to the Companies consolidated gross profits for the years ending March 31, 2007, March 25, 2006 and March 26, 2005:

	Fiscal Year Ended
	March 31, 2007	March 25, 2006	March 26, 2005
	(In thousands)
Gross Profit	$152,726	$136,594	$118,115
Inventory Provisions	(1,427)	(416)	(2,636)
Other unallocated costs	(8,317)	(6,935)	(6,593)
Elimination of intercompany	(702)	271	378

Gross profit	$142,280	$129,514	$109,264

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

15.	Segmented information (continued):

Sales to external customers and long-lived assets by geographical areas were as follows:

	Fiscal Year Ended
	March 31, 2007	March 25, 2006	March 26, 2005
	(In thousands)
Geographic Areas
Net Sales:
Canada	$127,866	$115,391	$96,879
United States	166,416	160,010	143,415

	$294,282	$275,401	$240,294

Long-lived assets:
Canada	$30,777	$24,743	$23,251
United States	11,850	9,774	9,228

	$42,627	$34,517	$32,479

Classes of Similar Products
Net sales:
Jewelry and other	$181,525	$177,955	$152,268
Timepieces	112,757	97,446	88,026

	$294,282	$275,401	$240,294

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

16.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the financial statements except the following:

	Fiscal Year Ended
	March 31, 2007	March 25, 2006	March 26, 2005
	(In thousands)
Transactions:
Purchases of inventory from supplier related to shareholder	$7,751	$5,179	$5,999
Management fees to Iniziativa S.A.	970	923	916
Interest expense on convertible note payable to the parent company and preferred shareholder	—	35	50
Interest expense on subordinated loan from Regaluxe Investment S.à.r.l.	—	213	203
Interest expense on loan payable to shareholder	—	6	11

Balances:
Accounts payable to supplier related to shareholder	652	501	1,104
Accounts payable to Iniziativa S.A.	36	—
Loan payable to Regaluxe Investment S.A.	—	—	169

(b)	On February 10, 2006, the Company’s Board of Directors approved the Company’s entering into a Management Consulting Services Agreement (the “Agreement”) with Iniziativa S.A. Under the Agreement, Iniziativa S.A. is to provide advisory, management and corporate services for approximately $235,000 per quarter through the period ending March 31, 2007, plus out of pocket expenses up to $7,500 per quarter without the prior written consent of the Company. The initial one-year term of the Agreement began on April 1, 2006. The Agreement may be renewed for additional one year terms by the Company. Effective January 1, 2007, the terms of the Agreement were amended whereby Iniziativa S.A. is to provide advisory, management and corporate services to the Company under clearly defined project categories and as a result of the increase in value of the services the payment for services rendered were increased to $262,500 per quarter, plus any out of pocket expenses. Additionally, the Agreement was renewed for an additional one year term, ending on March 31, 2008. Two of the directors, Dr. Filippo Recami and Dr. Lorenzo Rossi di Montelera, are affiliated with Iniziativa S.A. Dr. Recami is the Chief Executive Officer and managing director of Iniziativa S.A. Dr. Rossi is a member of the Board of Directors and Chairman of the Board. Iniziativa is the Company’s controlling shareholder.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

16.	Related party transactions:

(c)	On April 22, 2004, Mayors entered into a Management Consulting Services Agreement (the “Agreement”) with Regaluxe Investment S.à.r.l. Regaluxe was the controlling shareholder of the Company which in turn is the controlling shareholder of Mayors. The initial term of the Agreement began on May 1, 2004 and ended on March 31, 2005. Effective April 1, 2005, the Agreement was renewed for an additional year. Under the Agreement, Regaluxe provided advisory management and corporate services to Mayors for approximately $125,000 per calendar quarter, plus out-of-pocket expenses. The Agreement ended on March 31, 2006.

(d)	Iniziativa S.A. issued a $390,320 (CAN$450,000) Letter of Credit to Investissement Québec on behalf of Birks, as a security for the term loan from Investissement (note 8 (a)). As of May 10, 2007, the letter of credit is no longer required by Investissement Québec.

(e)	For the years ended March 31, 2007, March 25, 2006 and March 26, 2005, the Company incurred approximately $116,000; $373,000 and $148,000 in legal fees to a Canadian law firm, of which a director of the Company is a retired senior partner.

(f)	The Company retains Pheidas Project Management and Oberti Architectural & Urban Design for project management and architectural services. Pheidas Project Management and Oberti Architectural & Urban Design have been involved in almost all renovations and new stores since 1993, as well as in the renovation of the Company’s executive offices. The principal of Pheidas Project Management and Oberti Architectural & Urban Design is the spouse of one of the Company’s directors. Pheidas Project Management and Oberti Architectural & Urban Design, as project managers and architects, charged the Company approximately $605,000, for services rendered during the year ended March 31, 2007, $532,000 in the year ended March 25, 2006, and $415,000 in the year ended March 26, 2005.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005

17.	Financial instruments:

(a)	Concentrations:

During the years ended March 31, 2007, March 25, 2006 and March 26, 2005, approximately 22%, 22% and 23%, respectively, of consolidated sales were of merchandise purchased from the Company’s largest supplier.

(b)	Fair value of financial instruments:

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosure About Fair Value Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data and/or estimation methodologies which may have a material effect on the estimated fair value amounts.

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

18.	Staff Accounting Bulletin No. 108:

(a)	In September 2006, the Securities and Exchange Commission (SEC) staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 was issued to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “rollover” method and the “iron curtain” method. The rollover method focuses primarily on the impact of misstatements on the income statement, including the reversing effect of prior year misstatements, but its use can lead to the accumulation of misstatements in the balance sheet. The iron curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to the application of the guidance in SAB 108, the Company used the rollover method for quantifying financial statement misstatements.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantifications of errors under both the iron curtain and rollover methods. SAB 108 permits existing public companies to initially apply its provision

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 31, 2007, March 25, 2006 and March 26, 2005 either by (i) restating prior financial statements as if the “dual approach” had always been used or (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying values of assets and liabilities with an offsetting adjustment recorded to the opening balance of retained earnings. The Company applied the provisions of SAB 108 using the cumulative effect transition method in connection with the preparation of its annual consolidated financial statements for the year ended March 31, 2007. As a result of applying the “dual approach,” the Company identified material errors that were previously considered immaterial under the rollover method.

Prior to September 27, 2004, the Company recorded vendor discounts as a credit to cost of sales at the time the purchase discount was taken, as opposed to inventory which would then reduce cost of sales when inventory was sold. Under the rollover method, the potential impact of this error was deemed immaterial. Beginning September 27, 2004, the Company began to properly account for new purchase discounts in accordance with US GAAP by recognizing vendor discounts as a credit to cost of sales when the actual sale of the inventory took place. Annually, the Company’s management, utilizing the rollover method, determined that the income statement impact for each subsequent fiscal year was not material. The application of SAB 108’s “dual approach” resulted in a cumulative effect on the balance sheet that was deemed to be material. The cumulative effect of this error resulted in the Company over reporting its opening inventory balance and under reporting its accumulated deficit at March 26, 2006 (the beginning of its 2007 fiscal year) by $0.8 million. Consequently, the Company recorded a decrease in inventory with a corresponding adjustment to the opening balance of retained earnings in the amount of $0.8 million in its consolidated financial statements for the period ended March 31, 2007.

The Company established a deferred tax asset related to a capital lease transaction which occurred in the fiscal year ended March 2001. The Company mistakenly established a full valuation allowance related to this asset even though the recognition of the asset in the consolidated financial statements was solely dependent on the passage of time as the Company paid down the principal balance of the capital lease. Under the rollover method previously utilized, the Company had determined that the impact was not material for any of its previously filed consolidated financial statements. Under the application of the “dual approach” guidance of SAB 108, however, the cumulative effect on the balance sheet was deemed to be material. Accordingly, under the transition provision of SAB 108, the Company adjusted its opening deferred tax asset and accumulated deficit in the amount of $1.9 million in its consolidated financial statements for the period ended March 31, 2007.

The combined impact of the two SAB 108 adjustments discussed above was approximately $1.1 million and is recorded as a reduction to the opening accumulated deficit for the year ended March 31, 2007, as well as a decrease to the Company’s opening inventory balance of $0.8 million and the recording of deferred tax assets of $1.9 million.

Exhibit Index

The following exhibits are part of this Annual Report on Form 20-F.

Exhibit Number	Description of Document
1.1	Articles of Amalgamation, as amended, of Birks & Mayors Inc., effective as of November 14, 2005. Incorporated by reference from Exhibit 3.2 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

1.2	By-laws of Birks & Mayors Inc., as amended, effective as of November 14, 2005. Incorporated by reference from Exhibit 3.4 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

2.1	Form of Birks Class A voting share certificate. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2	Option Agreement between Birks, Henry Birks & Sons Holdings Inc. and GMAC Commercial Finance Corporation, dated as of March 15, 2005. Incorporated by Reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.3*	Loan Agreement between Birks and Investissement Québec (formerly Financière du Québec), dated as of February 18, 2003.

4.4	Form of Directors and Officers Indemnity Agreement. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.5	Henry Birks & Sons Inc. Employee Stock Option Agreement, dated as of May 1, 1997, amended as of June 20, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.6	Lease Agreement between Birks and Anglo Canadian Investments SA, dated as of December 12, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.7	Lease Agreement between Mayors and Westpoint Business Park, Ltd dated September 13, 2004. Incorporated by reference from Birks & Mayors Inc.'s Form 20-F filed on July 19, 2006.

4.8	Diamond Supply Agreement between Prime Investments SA and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.9	Conditional Sale Agreement between Rosy Blue N.V. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.10	Conditional Sale Agreement between Rosy Blue Inc. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.11	Conditional Sale Agreement between Rosy Blue Sales Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.12	Conditional Sale Agreement between Rosy Blue Hong Kong Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.13	Conditional Sale Agreement between Rosy Blue Finance S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.14	Registration Rights Agreement between Birks and Prime Investments SA, dated as of February 4, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.15	Employment Agreement between Thomas A. Andruskevich and Birks, dated as of September 27, 2004. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.16	Amended Employment Agreement between Thomas A. Andruskevich and Mayors, dated as of June 24, 2004. Incorporated by reference from Mayors Form 10-K filed on June 25, 2004.

4.17	Amended Employment Agreement between Henry Birks & Sons Inc. (n/k/a Birks & Mayors Inc.) and Thomas A. Andruskevich, dated as of November 14, 2005. Incorporated by reference from Birks & Mayors Inc.'s Form 20-F filed on July 19, 2006.

4.18	Employment Agreement between Michael Rabinovitch and Mayors, dated as of August 1, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.19	Amended Employment Agreement between Randy Dirth and Birks, dated as of July 1, 2004. Incorporated by reference from Birks & Mayors Inc.'s Form 20-F filed on July 19, 2006.

4.20	Amended Employment Agreement between Aida Alvarez and Mayors, dated as of July 19, 2002. Incorporated by reference from Mayors Form 10-Q filed December 17, 2002.

4.21*	Senior Management Long-term Cash Incentive Plan.

4.22	Employment Agreement between Joseph Keifer III and Mayors, dated October 1, 2002. Incorporated by reference from Mayors Form 10-Q filed on December 17, 2002.

4.23	Employment Agreement dated September 11, 2003 between John Orrico and Mayors. Incorporated by reference from Birks & Mayors Inc.'s Form 20-F filed on July 19, 2006.

4.24	Employment Agreement dated April 1, 2005, between Daisy Chin Lor and Mayors. Incorporated by reference from Mayors Form 10-K filed on June 24, 2005. Incorporated by reference from Birks & Mayors Inc.'s Form 20-F filed on July 19, 2006.

4.25	Employment Agreement between Miranda Melfi and Birks & Mayors dated February 24, 2006. Incorporated by reference from Birks & Mayors Inc.'s Form 20-F filed on July 19, 2006.

4.26	Revolving Credit, Tranche B Loan and Security Agreement by and between Birks & Mayors Inc., the Canadian borrower, Mayor’s, Inc., as the United States borrower, Bank of America, N.A., GMAC Commercial Finance LLC and Back Bay Capital Funding LLC, dated as of January 19, 2006 (“Credit Agreement”). Incorporated by reference from Birks & Mayors Inc.'s Form 6-K filed on January 25, 2006.

4.29*	First Amendment to the Credit Agreement dated as of November 9, 2006.

4.30*	Waiver and Second Amendment to the Credit Agreement dated as of November 9, 2006.

4.31*	Third Amendment to the Credit Agreement dated as of December 5, 2006.

4.32*	Modification Agreement of the Credit Facility dated as of March 31, 2007.

4.33	Tranche B Note by and between Mayor’s, Inc. and Back Bay Capital Funding LLC, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.'s Form 6-K filed on January 25, 2006.

4.34	U.S. Revolving Credit Note by and between Mayor’s, Inc. and Bank of America, N.A., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.'s Form 6-K filed on January 25, 2006.

4.35	U.S. Revolving Credit Note by and between Mayor’s, Inc. and GMAC Business Credit, LLC, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.'s Form 6-K filed on January 25, 2006.

4.36	U.S. Revolving Credit Note by and between Mayor’s Jewelers, Inc. and Lasalle Retail Finance, a Division of Lasalle Business Credit, LLC, as agent For Lasalle Bank Midwest National Association, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.'s Form 6-K filed on January 25, 2006.

4.37	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.'s Form 6-K filed on January 25, 2006.

4.38	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and GMAC Commercial Finance Corporation - Canada, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.'s Form 6-K filed on January 25, 2006.

4.39	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Lasalle Business Credit, a Division of ABN AMRO Bank N.V., Canada Branch, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.'s Form 6-K filed on January 25, 2006.

4.40	Stock Pledge Agreement by and between Birks & Mayors Inc., Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.'s Form 6-K filed on January 25, 2006.

4.41	Trademark Collateral Security And Pledge Agreement by and between Birks & Mayors Inc., and its various subsidiaries, including Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.'s Form 6-K filed on January 25, 2006.

4.42	Intercompany Indemnity, Subrogation and Contribution Agreement by and between Birks & Mayors Inc. and Mayor’s Jewelers, Inc., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.'s Form 6-K filed on January 25, 2006.

4.43	Guaranty by and between certain subsidiaries of Birks & Mayors Inc., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.'s Form 6-K filed on January 25, 2006.

4.44	Management Consulting Services Agreement between Birks & Mayors Inc. and Iniziativa S.A. Incorporated by reference from Birks & Mayors Inc.'s Form 6-K filed on February 15, 2006.

4.45	First Amendment to Management Consulting Services Agreement between Birks & Mayors Inc. and Iniziativa S.A. Incorporated by reference from Birks & Mayors Inc.'s Form 6-K filed on December 22, 2006.

4.46	Mayor’s Jewelers, Inc., (f/k/a Jan Bell Marketing, Inc.) 1991 Stock Option Plan. Incorporated by reference from Birks & Mayors Inc.'s Registration Statement on Form S-8 filed on April 26, 2006.

4.47	Mayor’s Jewelers, Inc., 2004 Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.'s Registration Statement on Form S-8 filed on April 26, 2006.

4.48	Birks & Mayors Inc. 2006 Employee Stock Purchase Plan. Incorporated by reference from Birks & Mayors Inc.'s Form 20-F filed on July 19, 2006.

4.49	Birks & Mayors Inc. Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.'s Form 20-F filed on July 19, 2006.

4.50	Stock Option Agreement dated on or about November 2, 1999 between Birks & Mayors Inc. and Filippo Recami. Incorporated by reference from Birks & Mayors Inc.'s Form 20-F filed on July 19, 2006.

4.51	Stock Option Agreement dated on or about November 2, 1999 between Birks & Mayors Inc. and Gerald Berclaz. Incorporated by reference from Birks & Mayors Inc.'s Form 20-F filed on July 19, 2006.

4.52	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Peter O'Brien. Incorporated by reference from Birks & Mayors Inc.'s Form 20-F filed on July 19, 2006.

4.53	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Margherita Oberti. Incorporated by reference from Birks & Mayors Inc.'s Form 20-F filed on July 19, 2006.

4.54	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Lorenzo Rossi di Montelera. Incorporated by reference from Birks & Mayors Inc.'s Form 20-F filed on July 19, 2006.

4.55	Warrant Agreement dated November 14, 2005 between Mayor's Jewelers, Inc. and Carlo Coda-Nunziante. Incorporated by reference from Birks & Mayors Inc.'s Form 20-F filed on July 19, 2006.

4.56	Warrant Agreement dated November 14, 2005 between Mayor's Jewelers, Inc. and Joseph A. Keifer. Incorporated by reference from Birks & Mayors Inc.'s Form 20-F filed on July 19, 2006.

4.57	Warrant Agreement dated November 14, 2005 between Mayor's Jewelers, Inc. and Marco Pasteris. Incorporated by reference from Birks & Mayors Inc.'s Form 20-F filed on July 19, 2006.

4.58	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor's Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.'s Form 20-F filed on July 19, 2006.

4.59	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor's Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.'s Form 20-F filed on July 19, 2006.

4.60	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor's Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.'s Form 20-F filed on July 19, 2006.

4.61*	Form of Stock Appreciation Right Agreement

8.1*	Subsidiaries of Birks & Mayors Inc.

12.1*	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.