Form 20-F
period 2008-03-29
BIRKS & MAYORS INC.
filed 2008-06-30
CIK 1179821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 29, 2008

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

3,562,165	Class A Voting Shares, without nominal or par value
7,717,970	Class B Multiple Voting Shares, without nominal or par value
0	Series A Preferred Shares, without nominal or par value, issuable in series

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes   ☒ No

i

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

Throughout this annual report, we refer to our fiscal years ended March 29, 2008, March 31, 2007, and March 25, 2006, as fiscal 2008, fiscal 2007 and fiscal 2006, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 29, 2008 and March 25, 2006 consisted of 52 weeks, reported in four thirteen-week periods. The fiscal year ended March 31, 2007 consisted of 53 weeks with one fourteen-week period and three thirteen-week periods.

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

Selected Financial Data

The following financial data as of March 29, 2008 and March 31, 2007 and for each of the three years ended March 29, 2008, March 31, 2007 and March 25, 2006 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The following financial data as of March 25, 2006, March 26, 2005 and March 27, 2004 and for each of the two years ended March 26, 2005 and March 27, 2004 have been derived from our audited consolidated financial statements not included in this annual report. The historical results included below and elsewhere in this annual report are not necessarily indicative of our future performance.

We acquired approximately 72% of the voting control in Mayors on August 20, 2002. Since that date, the results of Mayors have been consolidated in our financial statements. For the year ended March 27, 2004, Mayors net losses have been allocated between us and the minority stockholders of Mayors prior to the merger based on their residual equity interests in Mayors. Accordingly, our results in fiscal 2004 are not directly comparable to the other years presented.

The data presented below is only a summary and should be read in conjunction with our audited financial statements, including the notes thereto, included elsewhere in this annual report. You should also read the following summary data in conjunction with Item 5, “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Income Statement Data:

	Fiscal Year Ended
	March 29, 2008	March 31, 2007	March 25, 2006	March 26, 2005	March 27, 2004
	(In thousands, except per share data)
Net sales	$314,745	$294,282	$275,401	$240,294	$217,185
Cost of sales	168,270	152,002	145,887	131,030	119,790

Gross profit	146,475	142,280	129,514	109,264	97,395

Selling, general and administrative expenses	128,306	115,457	109,211	94,683	94,486
Depreciation and amortization	6,876	6,438	5,621	4,749	4,312

Total operating expenses	135,182	121,895	114,832	99,432	98,798

Operating income (loss)	11,293	20,385	14,682	9,832	(1,403)
Interest and other financial costs	10,655	10,078	8,930	8,665	7,986

Income (loss) before income tax and minority interest	638	10,307	5,752	1,167	(9,389)
Income tax (benefit) expense	(9,795)	(2,816)	40	—	—

Income (loss) before minority interest	10,433	13,123	5,712	1,167	(9,389)
Minority interest in loss of subsidiary (1)	—	—	—	—	7,175

Net income (loss) attributable to common shareholders	$10,433	$13,123	$5,712	$1,167	$(2,214)

Net income (loss) per common share	$0.93	$1.17	$0.66	$0.18	$(0.35)
Net income (loss) per common share – diluted	$0.89	$1.11	$0.57	$0.17	$(0.35)

Weighted average common shares outstanding	11,263	11,213	8,701	6,316	6,313
Weighted average common shares outstanding – diluted	11,720	11,788	10,295	9,656	6,313
Dividends per share	—	—	—	—	—

Balance Sheet Data:

	As of March 29, 2008	As of March 31, 2007	As of March 25, 2006	As of March 26, 2005	As of March 27, 2004
	(In thousands)
Working capital	$36,677	$29,971	$23,722	$35,056	$34,730
Total assets	$291,848	$252,516	$229,489	$199,721	$193,380
Bank indebtedness	$120,131	$109,187	$88,107	$75,516	$70,262
Shareholders’ equity	$92,872	$81,497	$67,367	$40,198	$32,187
Common Stock:
Value	$60,813	$60,569	$60,446	$36,364	$31,405
Shares	11,280	11,234	11,208	7,299	6,313
Preferred Stock:
Value	$—	$—	$—	$5,050	$10,050
Shares	—	—	—	1,022	2,035

(1)	Minority interest in loss of subsidiary relates to the allocation of Mayors loss to the minority stockholders of Mayors based on their common stock ownership.

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

The Goldfish Trust beneficially owns or controls 68.1% of all classes of our outstanding voting shares, which are directly owned by Montrovest BV (“Montrovest”), the former parent company of Iniziativa S.A. and Montrolux S.A. Until May 2007, 63.4% of our outstanding voting shares were directly owned by Iniziativa S.A. (“Iniziativa”). As of June 2007, 31.2% was directly owned by Montrolux S.A. (“Montrolux”). The trustee of the Goldfish Trust is Rohan Private Trust Company Limited (the “Trustee”). Dr. Lorenzo Rossi di Montelera, who is the Company’s Chairman of the Board, is a director of the Trustee, and a beneficiary of the Goldfish Trust. Under our amended charter, Montrovest, as holder of the Class B multiple voting shares, has the ability to control most actions requiring shareholder approval, including electing the members of our Board of Directors and the issuance of new equity. Dr. Rossi, in certain circumstances, may be delegated the authority from the Trustee to vote on shares held by Montrovest.

The Trustee and Montrovest may have different interests than you have and may make decisions that do not correspond to your interests. In addition, the fact that we are controlled by one shareholder may have the effect of delaying or preventing a change in our management or voting control.

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

We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name watch manufacturers, including Rolex, have distribution agreements with our subsidiary Mayors that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In fiscal 2008, merchandise supplied by Rolex and sold through our stores operating under the Mayors and Brinkhaus brands accounted for approximately 22% of our total net sales. Our relationships with primary suppliers, like Rolex, are generally not pursuant to long-term agreements.

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

While we report financial results in U.S. dollars, a substantial portion of our sales are recorded in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our Canadian dollar denominated debt and other liabilities. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. There were no contracts outstanding at the end of fiscal 2008.

Fluctuations in the availability and prices of our raw materials and finished goods may adversely affect our results of operations.

We offer a large selection of distinctive high quality merchandise, including diamond, gemstone and precious metal jewelry, rings, wedding bands, earrings, bracelets, necklaces, charms, timepieces and gifts. Accordingly, significant changes in the availability or prices of diamonds, gemstones, and precious metals we require for our products could adversely affect our earnings. Further, both the supply and price of diamonds are significantly influenced by a single entity, the Diamond Trading Corporation. We do not maintain long-term inventories or otherwise hedge a material portion of the price of raw materials. A significant increase in the price of these materials could adversely affect our net sales and gross margins.

A significant disruption at our jewelry manufacturing facilities could have a material adverse effect on our results.

Our manufacturing facilities could be damaged or disrupted by, among other things, a natural disaster, war, terrorism, fire, or mechanical failure. Although we have obtained property damage and business interruption insurance, certain events could result in a prolonged interruption. Any significant disruption could cause significant delays. Similarly, unexpected downtime at our manufacturing facilities as a result of unanticipated equipment or system failures or scheduled maintenance may lead to production curtailments and leave us in short supply of certain products. In addition, our manufacturing processes are dependent on critical skilled workers. A loss of such workers without adequate replacements could result in material curtailment of production. Such shutdowns or curtailments may materially reduce production and impair our ability to supply our stores, which could adversely affect our productivity and results of operations.

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

As a retail business, our results of operations are dependent on our ability to manage our inventory. To properly manage our inventory, we must be able to accurately estimate customer demand and supply requirements and purchase new inventory accordingly. If we fail to sell the inventory we manufacture or purchase, we may be required to write-down our inventory or pay our vendors without new purchases creating additional vendor financing, which would have an adverse impact on our earnings and cash flows. Additionally, a portion of the merchandise we sell is carried on a consignment basis prior to sale or is otherwise financed by vendors, which reduces our required capital investment in inventory. Any significant change in these consignment or vendor financing relationships could have a material adverse effect on our net sales, cash flows and liquidity.

The retail jewelry industry is highly competitive and we may not be able to grow or maintain our market share.

The retail jewelry business is mature and highly competitive in the U.S. and Canada. We compete with foreign and domestic guild and leading luxury jewelers, specialty stores, national and regional jewelry chains, department stores, warehouse clubs and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, television home shopping networks and jewelry retailers who make sales through Internet sites. We believe that competition in our markets is based primarily on trust, quality craftsmanship, product design and exclusivity, product selection, service excellence, and, to a certain extent, price. Many of our competitors are substantially larger than us and have greater financial resources than we do. We may not be able to compete successfully with such competitors. Competition could cause us to lose customers, increase expenditures or reduce pricing, any of which could have a material adverse effect on our earnings, cash flow and stock price.

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

We have significant indebtedness, which could adversely affect our operations, liquidity and financial condition.

We currently have a significant amount of indebtedness and significant debt service obligations in proportion to our assets. Our debt levels fluctuate from time to time based on seasonal working capital needs. The following table sets forth our total indebtedness, total shareholders’ equity, total capitalization and ratio of total indebtedness to total capitalization as of March 29, 2008.

Total indebtedness	$147,429,000
Total shareholders’ equity	92,872,000

Total capitalization	$240,301,000

Ratio of total indebtedness to total capitalization	61.4%

This high degree of leverage could adversely affect our results of operations, liquidity and financial condition. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

•

require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	create additional risk to us and our shareholders if we were unable to renew our credit facility under similar terms and conditions;

•	place us at a disadvantage compared to our competitors that have a lower degree of leverage; and

•	negatively affect the price of our stock.

We may need additional liquidity in order to meet our obligations.

Due to our significant amount of indebtedness and significant debt service obligations in proportion to our assets, we may have difficulty obtaining additional sources of liquidity. Furthermore, if available, such sources may be costly or cause additional dilution to our shareholders.

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

As of March 29, 2008, we had 70 leased retail stores, which include the capital lease of our Canadian headquarters and Montreal flagship store. The leases are generally for a term of five to ten years, with rent being a fixed minimum base plus, for a majority of the stores, a percentage of the store’s sale volume (subject to some adjustments) over a specified threshold. We have generally been successful in negotiating leases for new stores and lease renewals as our current leases near expiration. However, our business, financial condition, and operating results could be adversely affected if we are unable to continue to negotiate favorable lease and renewal terms.

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

Future issuances or sales of a substantial number of our Class A voting shares by us, Montrovest, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair our ability to raise capital through future issuances of equity securities. As of May 31, 2008, we had approximately 3,609,010 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.

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

Significant price and value fluctuations have occurred in the past with respect to the securities of retail jewelry and related companies. In addition, because the public float of our Class A voting shares is relatively small, the market price of our Class A voting shares is likely to be volatile. There is limited trading volume in our Class A voting shares, rendering them subject to significant price volatility. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies, and that has often been unrelated to the operating performance of such companies. A number of other factors, many of which are beyond our control, could also cause the market price of our Class A voting shares to fluctuate substantially. In the past, following periods of downward volatility in the market price of a company’s securities, class action litigation has often been pursued against the respective company. If our Class A voting shares were similarly volatile and similar litigation were pursued against us, it could result in substantial costs and a diversion of our management’s attention and resources.

We are governed by the laws of Canada, and, as a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the United States.

We are governed by the laws of Canada. A substantial portion of our assets are located outside the U.S. and some of our directors and officers are residents outside of the U.S. As a result, it may be difficult for investors to effect service within the U.S. upon us or our directors and officers, or to realize in the U.S. upon judgments of courts of the U.S. predicated upon civil liability of Birks & Mayors and such directors or officers under the U.S. federal securities laws. There is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of the civil liabilities predicated upon U.S. federal securities laws.

We expect to maintain our status as a “foreign private issuer” under the rules and regulations of the SEC and, thus, are exempt from a number of rules under the Exchange Act of 1934 and are permitted to file less information with the SEC than a company incorporated in the U.S.

As a “foreign private issuer” we are exempt from rules under the Exchange Act of 1934, as amended (“the Exchange Act”) that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our Class A voting shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

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

Our assessment of our internal control over financial reporting may identify “material weaknesses” in the future and may result in an attestation with an adverse opinion from our independent auditors, which could reduce confidence in our financial statements and negatively affect the price of our securities.

We are subject to reporting obligations under the U.S. securities laws. Beginning with our Annual Report on Form 20-F for the fiscal year ending March 29, 2008, Section 404 of the Sarbanes-Oxley Act requires us to prepare a management report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, beginning with our Annual Report for our fiscal year ending March 28, 2009, our Annual Report must also contain a statement that our independent auditors have issued an attestation report on their assessment of such internal control. Our independent registered public accounting firm may issue an adverse report on the effectiveness of our internal control over financial reporting or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. If at any time in the future, we or our independent auditors are unable to assert that our internal control over financial reporting is effective, market perception of our financial condition and the trading price of our stock may be adversely affected and customer perception of our business may suffer, all of which could have a material adverse effect on our operations.

Item 4.	Information on the Company

THE COMPANY

Corporate History and Overview

Birks & Mayors is a leading North American luxury jewelry brand which designs, develops, makes and retails fine jewelry, time pieces, sterling silver and gifts. As of May 31, 2008, Birks & Mayors operated 70 luxury jewelry stores, 37 stores under the Birks brand, located in all major cities across Canada, 31 stores under the Mayors brand, located in Florida and Georgia, and two retail locations in Calgary and Vancouver under the Brinkhaus brand. As a luxury jeweler, most of our jewelry products are constructed of 18 karat gold, platinum or sterling silver, with or without precious gemstones, with significant emphasis on quality craftsmanship and distinctive design. For the fiscal year ended March 29, 2008, we had net sales of $314.7 million.

Birks’ predecessor company was founded in Montreal in 1879 and developed over the years into Canada’s premier designer, manufacturer and retailer of fine jewelry, timepieces, sterling and plated silverware and gifts. In addition to being a nationwide retailer with a strong brand identity, we are also highly regarded in Canada as a designer and maker of jewelry and a provider of recognition programs, service awards and business gifts. We believe that operating our stores, under the Birks and Mayors brands, distinguishes us from many competitors because of our longstanding reputation and heritage of being trustworthy, offering only the highest standard of quality and craftsmanship and products, our ability to offer distinctively designed, exclusive products, a large selection of distinctive high quality merchandise at many different price points, and by placing a strong emphasis on providing a superior shopping experience to our clients.

From 1950 through 1990, Birks aggressively expanded its retail business and by the early 1990s had approximately 220 stores in Canada and the U.S. After a period of rapid expansion in the 1980s, followed in the early 1990s by a period of declining margins and significant erosion in consumer spending coupled with significantly higher indebtedness resulting from a family buy-out, Birks experienced significant financial losses. These financial difficulties ultimately led to the purchase of Birks by Borgosesia Acquisitions Corporation in 1993, a predecessor company of Regaluxe Investment S.á.r.l., which is referred to in this Annual Report as “Regaluxe.” Effective March 28, 2006, Regaluxe was acquired through a merger with Iniziativa S.A., which is referred to in this Annual Report as “Iniziativa S.A.” As of May 31, 2007 and June 4, 2007, respectively, following a reorganization, Iniziativa S.A. and Montrolux S.A. transferred all of the shares they respectively held in the Company to their parent company, Montrovest B.V. Following the 1993 acquisition of Birks, Birks’ operations were evaluated and a program of returning Birks to its historic core strength as the leading Canadian luxury jeweler was initiated.

In August 2002, Birks invested $15.05 million to acquire approximately 72% of the voting control in Mayors, which was experiencing an unsuccessful expansion beyond its core markets and was incurring significant losses.

Between August 2002 and November 2005 it became apparent to both Mayors and Birks management that it was in the best interests of the shareholders to combine the two companies. Management believed that such combination would create a stronger capital base, improve operating efficiencies, reduce the impact of regional issues, simplify the corporate ownership of Mayors, eliminate management and board of directors inefficiencies with managing intercompany issues, and possibly increase shareholder liquidity. Upon the consummation of the merger on November 14, 2005, each outstanding share of the Mayors common stock not then owned by Birks was converted into 0.08695 Class A voting shares of Birks. As a result of the merger, Mayors common stock ceased trading on the American Stock Exchange (“AMEX”) and Birks & Mayors began trading on the AMEX under the trading symbol “BMJ.” Since the merger, Birks & Mayors has worked very diligently to fully integrate the Birks business with Mayors and believes the integration process is complete. As a result of the merger, we believe the combined company has a stronger capital base, improved operational efficiencies and diversity and depth of its products and distribution capabilities.

Since the beginning of fiscal 2006, we invested approximately $25.3 million of capital expenditures in our business. This was comprised of capital expenditures in our stores of $12.7 million (primarily associated with leasehold improvements, fixturing, and the opening of new stores) and approximately $12.6 million in our corporate operations (primarily associated with our information technology infrastructure, head offices and the addition of our Rhode Island manufacturing facility). We expect to invest an additional $6 million to $8 million of capital expenditures in the fiscal year ending March 28, 2009 of which approximately one-half will be in the U.S. and one-half will be in Canada. We expect to finance these expenditures mainly from draws against our borrowing availability under the terms of our Master Lease Agreement.

During fiscal 2008, we opened two new Mayors stores located in Weston, Florida and Jacksonville, Florida. Additionally, in November 2007, we acquired the assets of Brinkhaus, a privately-owned jewelry company that operated two stores in Western Canada for cash and notes of approximately $13.0 million.

Our sales are divided into two principal product categories: jewelry and timepieces. Jewelry also includes sales of other product offerings we sell such as giftware, as well as repair and custom design services.

The following table compares our sales of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 29, 2008		March 31, 2007		March 25, 2006
Jewelry and other	$187,517	59.6%	$181,525	61.7%	$177,955	64.6%
Timepieces	127,228	40.4%	112,757	38.3%	97,446	35.4%

Total	$314,745	100.0%	$294,282	100.0%	$275,401	100.0%

The following table sets forth our operations in geographic markets in which we operate (dollars in thousands):

	Fiscal Year Ended
	March 29, 2008	March 31, 2007	March 25, 2006
Net sales
Canada	$146,557	$127,866	$115,391
U.S.	168,188	166,416	160,010

Total revenues	$314,745	$294,282	$275,401

Long-lived assets
Canada	$32,983	$30,777	$24,743
U.S.	38,889	11,850	9,774

Total long-lived assets	$71,872	$42,627	$34,517

Birks & Mayors is a Canadian corporation. Our corporate headquarters are located at 1240 Phillips Square, Montreal, Quebec, Canada H3B 3H4. Our telephone number is (514) 397-2511. Our website is www.birksandmayors.com.

Products

We offer distinctively designed, exclusive products and a large selection of distinctive high quality merchandise at many different price points. This merchandise includes designer jewelry, diamond, gemstone, and precious metal jewelry, timepieces and giftware. Part of our strategy is to increase our exclusive offering of internally designed and/or produced goods sold to our customers, consisting primarily of bridal, diamond and other fine jewelry, as well as gold and sterling silver jewelry and timepieces, all of which leverage the Birks and Mayors brands’ loyalty in their respective markets and in order to differentiate our products with unique and exclusive designs.

Our Canadian stores, operating under the Birks and Brinkhaus brands, carry a large selection of brand name timepieces, including our own proprietary watch line as well as timepieces made by Cartier, Jaeger Le Coultre, Baume & Mercier, Omega, Tag Heuer, Gucci, Concorde, Rado, Longines, Mont Blanc, Christian Dior, Gevril and Tissot. We also carry an exclusive collection of high quality jewelry and timepieces that we manufacture. We emphasize our own jewelry offerings and particularly our signature designers, Toni Cavelti, and Esty but also include designer jewelry made by Roberto Coin, Van Cleef & Arpels, H. Stern, Kwiat, Ladyheart, Di Modolo, Damiani, and Marco Bicego which are exclusive to our stores in Canada. Our two Brinkhaus retail locations also offer Rolex, Patek Phillip and IWC timepieces. We also offer a variety of high quality giftware, including writing instruments and giftware made by Mont Blanc and Cartier.

Our U.S. stores, operating under the Mayors brand, carry a large selection of prestigious brand name timepieces, including Rolex, Cartier, Patek Philippe, Panerai, Baume & Mercier, Omega, Charriol, Tag Heuer, Breitling, Rado, Chopard, Jaeger Le Coultre, Breguet, Gevril, Gucci and Raymond Weil. Designer jewelry offerings in our stores operating under the Mayors brand include jewelry made by H. Stern, Aaron Basha, Charriol, Roberto Coin, DiModolo, Damiani, Van Cleef & Arpel and a variety of high quality giftware, including writing instruments and giftware made by Cartier and Mont Blanc. In addition, stores operating under the Mayors brand carry Birks brand timepieces and jewelry products on an exclusive basis in their markets.

We have two primary channels of distribution: the retail division, which accounts for approximately 96% of sales, and the corporate sales division, which accounts for approximately 4% of sales.

Product Design, Development, Sourcing and Manufacturing

We established a product development process that supports our strategy to further develop and enhance our product offering in support of the Birks brand development. The centerpiece of this process is our Design Review Committee, which ultimately approves all new product designs and introductions. During fiscal 2008, fiscal 2007, and fiscal 2006, approximately 29%, 40%, and 35%, respectively, of our jewelry product purchases were internally designed, sourced or manufactured. Products which are not designed and internally manufactured are sourced from suppliers worldwide, enabling us to sell an assortment of fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procure distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our gemstone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

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

The Montreal facility is the largest in volume of our manufacturing facilities and is involved in all aspects of manufacturing fine jewelry with the exception of the cutting of rough diamonds and other precious stones. Its focus is on manufacturing stone set jewelry. The Rhode Island factory is involved in the production of silver and gold jewelry, as well as stone set jewelry, while the Florida and Vancouver facilities focus on specific types of stone set jewelry and hand-made one of a kind jewelry pieces.

Availability of Products

Although purchases of several critical raw materials, notably platinum, gold, silver, diamonds, pearls and gemstones, are made from a relatively limited number of sources, we believe that there are numerous alternative sources for all raw materials used in the manufacture of our finished jewelry, and that the failure of any principal supplier would not have a material adverse effect on our operations. Any material changes in foreign or domestic laws and policies affecting international trade may have a material adverse effect on the availability of the diamonds, other gemstones, precious metals and non-jewelry products we purchase.

In fiscal 2008, we purchased jewelry, timepieces and giftware for sale in our stores from over 200 suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers, like Rolex, are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our vendors, especially Rolex, or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business. In fiscal 2008, merchandise supplied by Rolex and sold through our stores operating under the Mayors and Brinkhaus brands accounted for approximately 22% of our total net sales. If Rolex terminated its distribution agreement with us, such termination would have a material adverse effect on our business, financial condition and operating results. We believe that current relationships with our vendors are good.

Seasonality

Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher sales than any other quarter during the year. Sales in the first, second, third and fourth quarters in fiscal 2008 were 22%, 19%, 39% and 20%, respectively. Sales during the first quarter of Fiscal 2007 included an extra week. Sales by quarter in fiscal 2007 were 23%, 19%, 39%, 19%.

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

We believe that our stores’ elegant surroundings and distinctive merchandise displays play an important role in providing an atmosphere that encourages sales. We pay careful attention to detail in the design and layout of each store, particularly lighting, colors, choice of materials and placement of display cases. We also use window displays as a means of attracting walk-in traffic and reinforcing our distinctive image. Our Visual Display department designs and creates window and store merchandise case displays for all of our stores. Window displays are frequently changed to provide variety and to reflect seasonal events such as Christmas, Valentine’s Day, Mother’s Day and Father’s Day.

Personnel and Training

We place substantial emphasis on the professionalism of our sales force to maintain our position as a leading luxury jeweler. We strive to hire only highly motivated, professional and customer-oriented individuals. All new sales professionals attend an intensive training program where they are trained in technical areas of the jewelry business, specific sales and service techniques and our commitment to client service. Management believes that attentive personal service and knowledgeable sales professionals are key components to our success.

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

Our advertising reinforces our role as a world class luxury brand that aims to deliver a total shopping experience that is as memorable as our merchandise. Our marketing efforts consist of advertising campaigns on television, billboards, print, catalog mailings, special events, media and public relations, distinctive store design, elegant displays, partnerships with key suppliers and associations with prestige institutions. The key goals of our marketing initiatives are to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors, as well as the Birks product brand, and to increase customer traffic, client acquisition and retention and net sales.

Credit Operations

We have two private label credit cards, one for each of our Birks and Mayors retail brands. The Canadian operation for stores operating under the Birks brand is administered by Wells Fargo Canada, a wholly-owned Canadian subsidiary of Wells Fargo. The U.S. operation for stores operating under the Mayors brand is administered, principally, by Wells Fargo. In addition, stores operating under the Mayors brand also have a Mayors private label credit card which we administer.

Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks credit card, which are made with less than 20% recourse to us, accounted for approximately 9% of our net sales during fiscal 2008. Sales under Mayors proprietary credit card and Mayors private label credit card, which are made without recourse to us, together accounted for approximately 16% of our net sales during fiscal 2008.

Distribution

Our retail locations receive the majority of their merchandise directly from our distribution warehouses located in Tamarac, Florida, Montreal, Québec, and Dorval, Québec. Merchandise is shipped from the distribution warehouse utilizing various air and ground carriers. We also transfer merchandise between retail locations to balance inventory levels and to fulfill client requests, and a very small portion of merchandise is delivered directly to the retail locations from suppliers.

Competition

Our research indicates that the North American retail jewelry industry is approximately a $64.7 billion industry and is highly competitive and fragmented, with a few very large national and international competitors and many medium and small regional and local competitors. The market is also fragmented by price and quality. Although Birks and Mayors are luxury jewelry brands, we compete with companies within and outside of this segment. Our competitors include national and international jewelry chains as well as independent regional and local jewelry retailers. We also compete with other types of retailers such as specialty stores and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, televised home shopping networks, and Internet sites. Many of these competitors have greater financial resources than we do. We believe that competition in our markets is based primarily on the total brand experience including trust, quality craftsmanship, product design and exclusivity, product selection, service excellence, including after sales service, and, to a certain extent, price. With the consolidation of the retail industry that is occurring, we believe that competition with other general and specialty retailers and discounters will continue to increase. Our success will depend on various factors, including general economic and business conditions affecting consumer spending, the performance of national and international retail operations, the acceptance by consumers of our merchandising and marketing programs, store locations and our ability to properly staff and manage our stores.

Regulation

Our operations are affected by numerous federal, provincial and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of finance charges that may be charged by a credit provider. In addition to our proprietary private label credit cards, credit to our clients is primarily available through third-party credit cards such as American Express®, Visa®, MasterCard® and Discover®, without recourse to us in the case of a client’s failure to pay. Any change in the regulation of credit that would materially limit the availability of credit to our traditional customer base could adversely affect our results of operations and financial condition.

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

Properties

Our head office is in Montreal, Québec. On December 12, 2000, we sold our head office building for Cdn$14,250,000 to Anglo Canadian Investments, L.P. As a condition of the transaction, we agreed that we would lease, on a net basis, the entire property from the purchaser, acting as landlord. We entered into a lease agreement pursuant to which we lease the office building including the Montreal flagship store for a term of 20 years ending December 11, 2020. The current net annual rental rate is Cdn$1,663,750 (approximately $1.6 million U.S. dollars) for the period terminating on December 11, 2008, and increases on a compounded basis by 10% on each third annual anniversary date thereafter (except for the last two years when no increase will take place). The lease is an absolute triple net lease to the landlord, and we are responsible for any and all additional expenses, including, without limitation, taxes and structural expenses. Subject to specific terms and conditions, we have four options to renew and extend the term of the lease for four further terms of five years each, except for the last option which is five years less eleven days, terminating on November 30, 2040. Subject to specific terms and conditions, we also have two options to purchase the premises, which may be exercised no later than six months prior to the end of the fifteenth year of the term of the lease and the end of the twentieth year of the term of the lease, respectively. Our U.S. operations are managed through a local headquarters located in Tamarac, Florida. We entered into a lease agreement for this location for a term of 15 years terminating on November 30, 2020. The current net annual rental rate is $574,212 for the period ending November 30, 2008. We have two options to renew for 5 years each. We lease all of our other store locations. We believe that all of our facilities are well maintained and in good condition and are adequate for our current needs. We are actively negotiating the renewal of all leases that expire in the next 12 months.

Following is a listing of all our properties as of March 29, 2008:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores
Canada:
Bayshore Centre	2,544	September 2008	Ottawa, ON
Bloor	15,620	September 2014	Toronto, ON
Brinkhaus (1)	2,919	October 2010	Calgary, AB
Brinkhaus (1)	750	February 2014	Vancouver, BC
Carrefour Laval	3,391	August 2012	Laval, QC
Chinook Shopping Centre	2,342	March 2015	Calgary, AB
Cornwall Centre	2,349	April 2010	Regina, SK
Willowdale Fairview Mall (2)	2,351	August 2008	North York, ON
Fairview Pointe-Claire	4,210	January 2012	Pointe-Claire, QC
First Canadian Place (3)	2,243	May 2008	Toronto, ON
Guildford Town Centre	3,889	August 2009	Surrey, BC
Halifax	3,316	January 2009	Halifax, NS
Hillside Shopping Centre	2,639	March 2010	Victoria, BC
Lime Ridge Mall	2,450	September 2011	Hamilton, ON
Edmonton Manulife Centre	4,196	November 2009	Edmonton, AB
Montreal Flagship Store	19,785	December 2020	Montreal, QC
Oakridge Shopping Centre (4)	2,176	May 2008	Vancouver, BC
Oakville Place	2,801	March 2010	Oakville, ON
Park Royal	3,537	September 2012	West Vancouver, BC
Pen Centre	3,588	April 2010	St. Catherines, ON
Place Ste-Foy	2,366	June 2017	Ste-Foy, QC
Promenades St-Bruno	2,346	February 2013	St-Bruno, QC
Rideau Centre	7,233	April 2009	Ottawa, ON
Richmond Centre	1,562	April 2012	Richmond, BC
Rockland Centre	3,019	August 2008	Mount Royal, QC
Saskatoon	3,486	October 2008	Saskatoon, SK
Scarborough Town Centre (5)	3,709	May 2008	Scarborough, ON
Sherway Gardens	4,611	March 2010	Etobicoke, ON
Southcentre Shopping Centre	3,029	August 2009	Calgary, AB
Southgate Shopping Centre	2,915	September 2008	Edmonton, AB
Square One	3,360	April 2012	Mississauga, ON
St-John	2,038	August 2015	St-John, NB
Toronto Dominion Square	7,895	October 2011	Calgary, AB
Toronto Eaton Centre	4,552	April 2012	Toronto, ON
Vancouver	20,221	January 2010	Vancouver, BC
Victoria	2,460	December 2010	Victoria, BC
West Edmonton Mall	3,730	March 2010	Edmonton, AB
Whistler Village (6)	552	December 2008	Whistler, BC
Winnipeg (7)	3,187	February 2023	Winnipeg, MB
Yorkdale	2,530	April 2015	Toronto, ON

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores
United States:
Altamonte Mall	5,782	January 2011	Altamonte Springs, FL
Aventura Mall	3,447	January 2009	N. Miami Beach, FL
Bell Tower Shops	4,578	January 2012	Fort Myers, FL
Town Center at Boca Raton	5,878	January 2017	Boca Raton, FL
Westfield Brandon	4,110	June 2015	Brandon, FL
Broward Mall	2,236	January 2010	Plantation, FL
Buckhead	10,000	April 2009	Atlanta, GA
Westfield Citrus Park	3,953	January 2010	Tampa, FL
City Place at West Palm Beach	3,792	January 2011	West Palm Beach, FL
Coconut Point	3,522	October 2016	Estero, FL
Dadeland Mall	5,700	January 2017	Miami, FL
The Falls	1,643	January 2009	Miami, FL
Florida Mall	5,070	January 2010	Orlando, FL
The Galleria at Fort Lauderdale	5,954	July 2016	Ft. Lauderdale, FL
International Plaza	5,583	January 2012	Tampa, FL
Lenox Square Mall (8)	4,587	December 2007	Atlanta, GA
Lincoln Road	4,250	May 2009	Miami Beach, FL
Mall of Georgia	3,486	January 2010	Buford, GA
Mall at Millenia	4,532	January 2013	Orlando, FL
Mall at Wellington Green	4,001	January 2012	Wellington, FL
Miami International Mall	3,246	January 2016	Miami, FL
North Point Mall	4,752	January 2012	Alpharetta, GA
Perimeter Mall	5,157	January 2009	Atlanta, GA
PGA Commons	5,197	April 2014	Palm Beach Gardens, FL
Seminole Towne Center	3,461	January 2016	Sanford, FL
The Shops at Sunset Place	2,051	January 2010	South Miami, FL
Westfield Southgate	4,605	March 2010	Sarasota, FL
Treasure Coast Square	2,607	May 2017	Jensen Beach, FL
Village of Merrick Park	4,894	January 2013	Coral Gables, FL
Weston Commons	4,000	April 2017	Weston, FL
St-John’s Town Center	3,458	October 2017	Jacksonville, FL

Other Properties
Tamarac office	47,851	November 2020	Tamarac, FL
Montreal corporate office	58,444	December 2020	Montreal, QC
New York office	1,950	December 2010	New York, New York
Rhode Island	19,200	December 2024	Woonsocket, R.I.
Dorval – Montreal	7,667	March 2011	Dorval, QC

(1)	During fiscal 2008, we acquired certain assets of Brinkhaus, a privately-owned Canadian luxury jeweler with a 30-year history of selling high-end jewelry and fine Swiss timepieces in Calgary and Vancouver, Canada. In connection with this transaction, we acquired Brinkhaus’ two-store retail division located in Calgary and Vancouver.
(2)	This lease was renewed until August 2013.
(3)	This lease was renewed until May 2016.
(4)	This lease was renewed until May 2013.
(5)	This lease was renewed until May 2009.
(6)	This lease was assigned to a third party on April 1, 2008.
(7)	This is a new location located at 191 Lombard Avenue that opened February 8, 2008.
(8)	We will operate under the terms of this lease on a month-to-month basis through October 2008. As of March 29, 2008, a new lease had been executed for a new retail location with a total square footage of 2,991 within the same shopping mall for the period October 2008 through October 2018.

Total annual base rent for these locations for fiscal 2008 was approximately $16 million.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

Throughout this annual report, we refer to our fiscal years ended March 29, 2008, March 31, 2007, and March 25, 2006, as Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively. Our fiscal year ends on the last Saturday in March of each year. Fiscal 2008 and Fiscal 2006 consisted of 52 weeks, reported in four thirteen-week periods. Fiscal 2007 consisted of 53 weeks with one fourteen-week period and three thirteen-week periods.

Overview

Birks & Mayors is a leading designer, maker and purveyor of luxury jewelry, timepieces and giftware in the U.S. and Canada. As of March 29, 2008, our retail operation’s total square footage was approximately 306,000 and the average square footage of our three Birks flagship stores in Canada was approximately 18,500. As of March 29, 2008, the average square footage for all other Birks brand retail stores in Canada was approximately 3,200, the average square footage of our two Brinkhaus brand locations was 1,800, while the average square footage of our Mayors brand retail stores in the Southeastern U.S. was approximately 4,200.

We operate our business in two geographic areas, Canada and the Southeastern U.S. We have two reportable segments, “Retail” and “Other.” Retail is comprised of all our retail operations in the U.S. and Canada on a combined basis. In Canada, we operate stores under the Birks brand and two stores under the Brinkhaus brand. In the Southeastern U.S., we operate stores under the Mayors brand. Other consists primarily of our corporate sales division which services business customers by providing them unique items for recognition programs, service awards and business gifts. Also included in Other is manufacturing, which manufactures unique products primarily for the retail segment of our business and internet sales.

Our net sales are comprised of revenues (including retail, corporate, and internet sales), net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average retail sale. For the fiscal years ended March 29, 2008, March 31, 2007 and March 25, 2006, our average retail sale was $1,200, $1,049 and $898, respectively, which excludes service and repair transactions.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses. Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes, as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. Selling, general and administrative expenses (SG&A) include, but are not limited to, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Company’s retail brands and the Birks product brand. Marketing has historically represented a significant portion of our SG&A. As a percentage of sales, marketing expenses represented 4.8%, 3.9%, and 3.9% of sales for fiscal 2008, 2007, and 2006, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amount of these indirect costs in SG&A was approximately $4.6 million, $4.2 million and $4.2 million for fiscal 2008, 2007 and 2006 respectively. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles and trucks.

We believe that the key drivers of our performance are our ability to:

•

execute our merchandising strategy to increase net sales in all channels of distribution and expand gross margin by developing and marketing higher margin exclusive and unique products, and developing our internal capability to design, develop, manufacture or source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors, as well as the Birks product brand, and to increase customer traffic, client acquisition and retention and net sales through regional and national advertising campaigns on television, billboards, and print, catalog mailings, in-store client events, community relations, media and public relations, partnerships with key suppliers, such as Mayors relationship with Rolex, and associations with prestige institutions;

•	provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits and customer loyalty;

•	expand distribution by selective new store openings and integrating acquired companies in existing and new markets;

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and four wall profitability; and

•	manage expenses and assets efficiently in order to optimize profitability and cash flow.

Foreign Currency

Because we have operations in the U.S. and Canada, our results are affected by foreign currency changes. Revenue and expenses incurred in Canadian dollars are translated into U.S. dollars for reporting purposes. Changes in the value of the Canadian dollar compared to the U.S. dollar between periods impact our results and affect period over period comparison. Over the past three years the value of the Canadian dollar has increased significantly compared to the U.S. dollar which, for reporting purposes, has increased our net sales, expenses, and our profits from our Canadian operations.

Acquisition

In November 2007, we acquired the assets of Brinkhaus, a privately-owned jewelry company that operated two stores in Western Canada for cash and notes of approximately $13.0 million.

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We do not include our non-retail store sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated in local currency terms and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods.

The percentage increase in comparable stores sales for the periods presented below is as follows:

	Fiscal Year Ended
	March 29, 2008	March 31, 2007	March 25, 2006
Canada	0%	7%	7%
U.S.	0%	2%	13%

Total	0%	4%	11%

Comparable store sales remained flat with sales from the prior year reflecting difficulties associated with operating in a challenging economic environment and the resulting decrease in customer traffic in our Canadian and U.S. stores. Additionally, we believe the decrease in store traffic in many of our Canadian markets was partly due to the strengthening of the Canadian dollar, which in turn, resulted in a significant number of Canadians travelling and shopping outside of Canada. The decrease in customer traffic was partially offset by an increase in our average sale transaction both in Canada and the U.S. The increase in comparable store sales of 4% for fiscal 2007 was primarily the result of the successful execution of our strategy of increasing our average sale made possible also by the continued strength in the Canadian market. In the U.S, the increase in the level of the average sales transaction was partially offset by a downturn in customer traffic patterns during fiscal 2007 compared to fiscal 2006. Contributing to the same store sales growth in both countries during fiscal 2007 was our continued success in the execution of our retail, merchandising and marketing strategies, which include increasing the offering of merchandise at higher price points while increasing spending on the targeted use of catalogs, outdoor and print advertising, as well as other marketing programs to promote brand awareness.

Results of Operations

The following is a discussion of factors affecting our results of operations for fiscal 2008 and fiscal 2007. This discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this annual report.

Fiscal 2008 Compared to Fiscal 2007

The following table sets forth, for fiscal 2008 and for fiscal 2007, the amounts for certain items in our consolidated statements of operations.

	Fiscal Year Ended
	March 29, 2008	March 31, 2007
	(In thousands)
Net sales	$314,745	$294,282
Cost of sales	168,270	152,002

Gross profit	146,475	142,280

Selling, general and administrative expenses	128,306	115,457
Depreciation and amortization	6,876	6,438

Total operating expenses	135,182	121,895

Operating income	11,293	20,385
Interest and other financial costs	10,655	10,078

Income before income taxes	638	10,307
Income tax benefit	(9,795)	(2,816)

Net income	$10,433	$13,123

Net Sales

	Fiscal Year Ended
	March 29, 2008	March 31, 2007
	(In thousands)
Net sales – Retail	$302,576	$282,601
Net sales – Other	12,169	11,681

Total Net Sales	$314,745	$294,282

Net sales were $314.7 million for fiscal 2008 compared to $294.3 million for fiscal 2007. This $20.5 increase in net sales was primarily driven by $14.9 million of additional sales due to translating sales of our Canadian operations using a stronger Canadian dollar exchange rate, $3.4 million in additional sales generated through the opening of two new stores in the U.S. and $6.4 million in additional sales from two new Brinkhaus stores purchased in November 2007, partially offset by approximately $4.3 million of additional revenues related to the extra week included in fiscal 2007. Comparable store sales were flat with prior year levels.

Gross Profit

	Fiscal Year Ended
	March 29, 2008	March 31, 2007
	(In thousands)
Gross Profit – Retail	$145,617	$139,918
Gross Profit – Other	858	2,362

Total Gross Profit	$146,475	$142,280

Gross Profit. Gross profit was $146.5 million for fiscal 2008 compared to $142.3 million for fiscal 2007. The gross profit margin as a percentage of net sales was 46.5% for fiscal 2008 compared to 48.3% for fiscal 2007. Included in the increase of gross profit was $7.7 million of higher gross profit resulting from the impact of translating the net sales and cost of sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar, partially offset by a decline in the gross profit margin in our retail division primarily related to a higher sales percentage of timepieces which generate a lower margin than jewelry and a decrease in retail prices of certain products offered in our Canadian stores in order to reduce price disparity with the U.S. market. Additionally, the sales attributable to the Brinkhaus stores generate a lower gross profit margin due to the mix of products favoring timepieces.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $128.3 million, or 40.8% of net sales, for fiscal 2008 compared to $115.5 million, or 39.2% of net sales, for fiscal 2007. The $12.8 million increase in SG&A for the year includes approximately $6.2 million of higher expenses resulting from translating Canadian dollar expenses to U.S. dollars with a relatively stronger Canadian dollar, $2.6 million of higher marketing expenses due to our increased investment in advertising and brand development, $1.4 million of additional expenses related to the two recently acquired Brinkhaus stores, $1.3 million of higher expenses related to the opening of two new Mayors stores in Florida, and $1.3 million of higher variable operating costs associated with increased net sales.

Depreciation and Amortization. Depreciation and amortization expense was $6.9 million for fiscal 2008 compared to $6.4 million for fiscal 2007. This $0.4 million increase includes $0.4 million of additional expense associated with the translation of Canadian expenses into U.S dollars with a relatively higher Canadian dollar. The remaining increase of $0.1 million is primarily related to the opening of two new stores in the U.S. and the acquisition of two Brinkhaus stores in Canada.

Interest and Other Financial Costs. Interest and other financial costs were $10.7 million for fiscal 2008 compared to $10.1 million for fiscal 2007. This $0.6 million increase is the result of higher expenses related to translating Canadian dollar expenses to U.S. dollars at a higher rate than in the prior fiscal period.

Income Tax Benefit. Income tax benefit was $9.8 million for fiscal 2008 compared to $2.8 million for fiscal 2007. The $9.8 million of income tax benefits recognized during fiscal 2008 is primarily the result of our reduction of a valuation allowance on deferred tax assets related to our U.S. operations. The $2.8 million of income tax benefits recognized during fiscal 2007 is primarily the result of our reduction of a valuation allowance on deferred tax assets associated with our Canadian operations.

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

Gross Profit. Gross profit was $142.3 million for fiscal 2007 compared to $129.5 million for fiscal 2006. The gross profit margin was 48.3% for fiscal 2007 compared to 47.0% for fiscal 2006. The increase in the gross profit margin is due to higher retail margins, which increased in both the U.S. and Canada. The increase in gross profit margin was due to the ongoing execution of our retail and merchandising strategies aimed at increasing the sales of higher margin merchandise and merchandise we design and make or source. Also impacting the level of gross profit increase was the relatively stronger Canadian dollar which resulted in $3.0 million of higher gross profit as a result of translating net sales and cost of sales of the Canadian operations to U.S. dollars.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $115.5 million, or 39.2% of net sales, for fiscal 2007 compared to $109.2 million, or 39.7% of net sales, for fiscal 2006. The $6.2 million increase in SG&A for the year includes approximately $2.5 million of higher expenses resulting from translating Canadian dollar expenses to U.S. dollars with a relatively stronger Canadian dollar and approximately $1.0 million of additional operating expenses due to the extra week in fiscal 2007. Also contributing to the increase in SG&A was $0.8 million of higher non-cash compensation as the current fiscal year included $0.2 million of non-cash compensation expense compared to $0.6 million of non-cash compensation income in fiscal 2006.

The remaining increase in SG&A is primarily related to higher levels of marketing spending on the targeted use of catalogs, television, outdoor and print advertising, as well as other marketing programs to promote brand awareness and higher occupancy costs, as well as higher compensation and other variable expenses related to the higher level of sales. These higher costs were partially offset by $0.8 million of merger-related expenses incurred by us in fiscal 2006.

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

Liquidity and Capital Resources

During fiscal 2008, we amended the terms of our revolving working capital credit facility to increase our line of credit by $10 million from $135.0 million to $145.0 million to accommodate for the translation of our Canadian debt into a higher amount of U.S. dollars under the line of credit. Additionally, in connection with the anticipated acquisition of the assets of Brinkhaus, on October 30, 2007, we amended the terms of the facility to facilitate the purchase of the assets of Brinkhaus and to increase the limit on the credit facility by $15.0 million to $160.0 million. This agreement will mature on January 19, 2009. As of March 29, 2008, we had $120.1 million outstanding on this facility. Our working capital credit facility bears interest at a floating rate of prime or prime plus 0.25% depending on the excess borrowing capacity, or, at our election, at a LIBOR based rate plus 1.25%, or LIBOR based rate plus 1.50%, or, LIBOR based rate plus 2.00%, depending on the excess borrowing capacity and our fixed coverage ratio. On March 29, 2008, the borrowing alternatives were at prime and at LIBOR plus 1.25%. Our excess borrowing capacity was $18.9 million at March 29, 2008. Borrowing availability under our facility is determined based on the valuation of certain inventory, accounts receivable and, more specifically, by applying a certain advance rate to the net orderly liquidation value of such assets. In April 2008, our excess availability was lowered by approximately $2.5 million as a result of a periodic appraisal of liquidation values by our lenders reflecting the current state of the liquidation market for jewelry and timepieces.

Our working capital credit facility is secured by a first priority lien over substantially all of our assets, including our subsidiaries’ assets. Under our facility, we must test one financial covenant, a minimum fixed charge coverage ratio of 1 to 1, at the end of each quarter if and when the average excess borrowing capacity for the last month of the quarter is lower than $8.75 million or the excess borrowing capacity is lower than $6.25 million at any time. We have not been required to test this covenant since the inception of this facility.

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

During fiscal 2008, we entered into a Master Lease Agreement with Bank of America with a maximum leasing line of $7.5 million available to lease equipment and leasehold improvements. As of March 29, 2008, we had entered into capital leases of $4.9 million under the terms of this leasing line, which expired on May 31, 2008. In April 2008, we entered into an additional leasing line under the terms of our Master Lease Agreement for future capital asset purchases and leasehold improvements up to an additional $8.0 million, which will expire on March 31, 2009, of which $2.5 million had been utilized as of May 31, 2008.

Borrowings under our working capital credit facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 29, 2008	March 31, 2007
	(In thousands)
Working capital credit facility availability	$139,045	$123,995
Borrowing at period end	120,131	109,187

Excess borrowing capacity at period end	$18,914	$14,808

Average outstanding balance during the period	$121,602	$102,874
Weighted average interest rate for period	6.10%	6.37%

In addition to the working capital credit facility and the Master Lease Agreement, we had other outstanding loans as of March 29, 2008 which primarily consisted of a $1.2 million term loan from Investissement Québec that bears interest at a rate of prime plus 1.5% per annum, which equated to 6.75% at March 29, 2008, and is repayable until February 2010 in equal monthly capital repayments; and a $0.1 million loan payable to the Small Business Loan Fund Corporation, bearing interest at 6.0% per annum repayable in monthly installments maturing in April 2010. In connection with the acquisition of Brinkhaus, we paid cash of $7.0 million, which was funded through our working capital credit facility. Under the terms of the purchase agreement, the remaining $6.0 million purchase price is to be paid in installments with a payment of approximately $0.9 million to be paid on June 2, 2008, and three subsequent payments of $1.7 million, each to be paid annually on April 30th beginning in 2009. In our Consolidated Financial Statements for the year ended March 29, 2008, we recorded $11.9 million of assets in connection with the acquisition, representing the discounted value of these payments, with the balance of $1.1 million representing imputed interest on the notes.

We generated net cash flows from operating activities of $11.2 million in fiscal 2008, as compared to net cash (used in) provided by operating activities during fiscal 2007 and 2006 of $(10.6 million) and $13.0 million, respectively. The increase in cash flows generated from operations in fiscal 2008 as compared to fiscal 2007, was primarily the result of a higher level of accounts payable and a reduction in the level of inventories, offset by a higher level of accounts receivable. The net use of cash in operating activities in fiscal 2007 was primarily related to the increase in cash used to invest in inventory associated with our internalization strategies resulting in higher levels of inventory including raw material and work-in-process as more products are being made internally, higher inventory related to the opening of a new retail store in Florida during the year and the decision to maintain higher levels of core inventory items in timepieces and bridal jewelry. Also contributing to the use of cash in operations was a decrease in the level of accounts payable as more inventory purchases were made earlier in the fiscal year and their corresponding invoices paid prior to the year end. The increase in cash flows from operations in fiscal 2006 was primarily the result of an increase in net earnings after adjustment for non-cash items and a higher level of accounts payable.

In fiscal 2008, we used $16.5 million in investing activities compared to $6.9 million used during fiscal 2007. This $9.6 million increase was primarily due to the acquisition of the net assets of two new Brinkhaus stores located in Western Canada for approximately $7.0 million, and the purchase of leasehold improvements and other fixed assets related to the opening of two new retail stores in Florida for approximately $2.2 million. Net cash used in investing activities was $6.9 million in fiscal 2007 and was primarily related to capital expenditures for store remodeling, new store locations and information technology enhancements. In fiscal 2006, $5.8 million of net cash flows was used in investing activities primarily related to capital expenditures for store renovations, one new store, and information technology and leasehold improvements for the new corporate office in Florida.

In fiscal 2008, financing activities provided $5.3 million compared to $18.6 million in fiscal 2007. This $13.3 decrease is primarily due to a reduction in the level of funding under our working capital credit facility used to finance day-to-day operations resulting from a higher level of cash flows generated from operating activities, partially offset by an increase in obligations under capital leases associated with the our Master Lease Agreement.

The following table details capital expenditures in fiscal 2008, 2007 and 2006.

	Fiscal Year Ended
	March 29, 2008	March 31, 2007	March 25, 2006
	(In thousands)
New stores and remodeling of old stores	$5,631	$4,393	$2,582
Other leasehold improvements	212	123	866
Electronic equipment and computer hardware	1,469	2,853	1,817
Furniture and fixtures	1,005	879	1,202
Manufacturing equipment	104	220	403
Other	431	158	958

Total capital expenditures(1)	$8,852	$8,626	$7,828

(1)	Includes capital expenditures financed by capital leases of $4.9 million in fiscal 2008, $1.0 million in fiscal 2007, and $1.5 million in fiscal 2006.

Capital expenditures for the fiscal year ending March 28, 2009 are projected to be between $6 million and $8 million.

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

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of March 29, 2008 and the periods in which payments are due:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Debt maturities	$125,117	$119,453	$3,994	$1,670	$—
Capital lease obligations	21,571	1,650	2,349	3,060	14,512
Employment agreements (1)	4,236	1,412	2,824	—	—
Operating lease obligations(2)	94,889	17,261	28,334	21,276	28,018
Fixed rate interest expenses(3)	17,975	1,919	3,581	3,260	9,215
Management consulting agreement (4)	1,650	550	1,100

Total	$265,438	$142,245	$42,182	$29,266	$51,745

(1)	This amount represents the contractual base salary and benefit obligations payable to our President and Chief Executive Officer for the remainder of the related employment agreement which expires March 31, 2011. The total maximum payout under this contract, including bonuses and potential severance payments is approximately $12.7 million.
(2)	The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which we are obligated. CAM charges were $4,361 in fiscal 2008, $3,999 in fiscal 2007, and $2,926 in fiscal 2006.
(3)	The fixed rate interest expenses are associated with the capital lease obligations disclosed above and do not include floating rate interest payable on $121.3 million of floating rate debt, which as of March 29, 2008, bore interest at a weighted average annual interest rate of 6.10%.
(4)	This obligation represents costs associated with a management consulting agreement entered into with Brinkhaus.

During the year ended March 31, 2007, the Board of Directors approved the Executive Management Long-term Cash Incentive Plan (“LTCIP”), a cash-based performance plan for members of senior management. The intention of this LTCIP is to reward members of senior management based on the performance of the Company over two performance measurement periods which are comprised of three-year cycles, the first of which began with the fiscal year ended March 31, 2007 through March 28, 2009 and the second cycle being the period from the beginning of the fiscal year ended March 29, 2008 through March 27, 2010. The average sales growth rate and average Return on Equity of the Company during this three year period will determine whether and to what extent any payout under this plan will be. The achievement level will then be applied against a targeted compensation amount for each member of senior management covered in the plan. For a member of senior management to be entitled to a payout under the LTCIP, they must be employed through the completion of the cycle and at the date of payment. In addition, the salary that will be used for each executive in determining their payout will be the salary in force on the first day of the eligibility period for the first cycle and the first day of the third year in the measurement period for the second cycle.

The maximum payout for all executives under the LTCIP is estimated to be approximately $4.8 million for both cycles. During fiscal 2008, the Company recorded $0.8 million of additional selling, general and administrative expenses in accordance with this agreement. Based on cumulative performance and estimates of future performance, we believe the first cycle may have an estimated payout of $1.1 million and the second cycle would have no payout.

From time-to-time, we guarantee a portion of our private label credit card sales to our credit card vendor. As at March 29, 2008, the amount guaranteed under such arrangements is approximately $2.6 million. The bad debt experience under these guarantees has not been material.

Leases

We lease all of our retail locations under operating leases with the exception of our Montreal store which is under a capital lease. Additionally, we have operating leases for certain equipment. During fiscal 2008, we entered into a Master Lease Agreement with Bank of America with a maximum leasing line of $7.5 million available to lease equipment and leasehold improvements. As of March 29, 2008, we had entered into capital leases of $4.9 million under the terms of this leasing line, which expired on May 31, 2008. In April 2008, we entered into an additional leasing line under the terms of our Master Lease Agreement for future capital asset purchases and leasehold improvements up to an additional $8.0 million, which will expire on March 31, 2009, of which $2.5 million had been utilized as of May 31, 2008.

Operating leases for store locations are expensed over the term of the initial lease period. While lease renewal periods are available on most leases, renewal periods are not included in the accounting lease term because we believe there are no punitive terms or circumstances associated with non-renewal that would reasonably assure renewal. The accounting lease term typically includes a fixturing period and the rental payments are expensed on a straight-line basis over the lease term. All reasonably assured rent escalations, rent holidays, and rent concessions are included when considering the straight-line rent to be expensed. Lease incentives are recorded as deferred rent and amortized as reductions to lease expense over the lease term. Contingent rent payments are expensed as incurred, vary by lease and are based on a percentage of revenue above a predetermined sales level. This level is different for each location and includes and excludes various types of sales.

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

Revenue recognition

Sales are recognized at the point of sale when merchandise is taken or shipped. Shipping and handling fees billed to customers are included in net sales. Revenues for gift certificate sales and store credits are recognized upon redemption. Prior to recognition as a sale, gift certificates are recorded as accrued liabilities on the balance sheet. Certificates outstanding for more than 24 months and not subject to unclaimed property laws are recorded as income. Certificates outstanding for more than 24 months and subject to unclaimed property laws are maintained as accrued liabilities until remitted in accordance with local ordinance. Sales of consignment merchandise are recognized at such time as the merchandise is sold and are recorded on a gross basis in accordance with EITF 99-19 because we are the primary obligor of the transaction, have general latitude on setting the price, have discretion as to the suppliers, are involved in the selection of the product and have inventory loss risk. Sales are reported net of returns and sales taxes. We generally give our customers the right to return merchandise purchased by them within 10 to 90 days, depending on the products sold and record a provision at the time of sale for the effect of the estimated returns. Repair sales are recorded at the time the service is rendered.

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

Long-Lived Assets

We periodically review the estimated useful lives of our depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. We will review our long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Measurement of an impairment loss for such long-lived assets would be based on the difference between the carrying value and the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. During fiscal 2008, 2007 and 2006, the Company did not recognize any impairment charges in its consolidated financial statements.

Income Tax Assets

We currently have outstanding deferred tax assets, which have been recognized in our consolidated financial statements based on our estimated ability to realize such assets which is dependent upon the generation of future taxable income and tax planning strategies. Additionally, foreign and domestic tax authorities periodically audit the Company’s income tax returns. These audits often examine and test the factual and legal basis for positions the Company has taken in its tax filings with respect to its tax liabilities, including the timing and amount of deductions and the allocation of income among various tax jurisdictions (“tax filing positions”). The Company’s management believes that its tax filing positions are reasonable and legally supportable. However, in specific cases, various tax authorities may take a contrary position. In evaluating the exposures associated with the Company’s various tax filing positions, management records reserves using a more-likely-than-not recognition threshold for income tax positions taken or expected to be taken in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109. Earnings could be affected to the extent the Company prevails in matters for which reserves have been established or is required to pay amounts in excess of established reserves. Management judgment is required in determining the valuation allowance recorded against deferred tax assets and the Company records valuation allowances when management determines that it is more-likely-than-not that such deferred tax assets will not be realized in the future.

Recent Accounting Pronouncements

See Note 3 to the consolidated financial statements included in this Form 20-F.

Inflation

The impact of inflation on our operations has not been significant to date.

Item 6.	Directors, Senior Management and Employees

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our executive officers and directors, and their respective ages and positions as of May 31, 2008:

Name	Age	Position
Dr. Lorenzo Rossi di Montelera	67	Chairman of the Board & Director
Thomas A. Andruskevich	57	President, Chief Executive Officer & Director
Alain Benedetti	59	Director
Emily Berlin	61	Director
Shirley A. Dawe	61	Director
Elizabeth Eveillard	61	Director
Ann Spector Lieff	56	Director
Margherita Oberti	63	Director
Peter R. O’Brien	62	Director
Filippo Recami	57	Director
Louis L. Roquet	65	Director
Joseph A. Keifer III	56	Executive Vice President & Chief Operating Officer
Daisy Chin-Lor	54	Executive Vice President & Chief Marketing Officer
Michael Rabinovitch	38	Senior Vice President & Chief Financial Officer
Aida Alvarez	45	Senior Vice President, Merchandising
Albert J. Rahm, II	54	Senior Vice President, Retail Store Operations
John C. Orrico	51	Senior Vice President, Supply Chain Officer
Hélène Messier	48	Senior Vice President, Human Resources
Miranda Melfi	44	Group Vice President, Legal Affairs & Corporate Secretary

Directors

Dr. Lorenzo Rossi di Montelera, age 67, has served as Chairman of our Board of Directors since 1993, and prior to the merger, Dr. Rossi served on the board of directors of Mayors. Dr. Rossi’s term as a director of Birks & Mayors expires in 2008. He is also on the Board of Directors of Bacardi Martini B.V., Azimut S.p.A., Martini & Rossi S.p.A. and the Advisory Board of the Global Leadership Institute of New York. Dr. Rossi is also a director of Rohan Private Trust Company Limited who is the trustee of the Goldfish Trust which beneficially owns or controls all of the shares of the Company held by Montrovest. Dr. Rossi is the father-in-law of Mr. Carlo Coda-Nunziante who is our Group Vice President, Strategy & Business Development.

Thomas A. Andruskevich, age 57, has been our President and Chief Executive Officer since June 1996 and joined the Board of Directors of Birks in 1999. Mr. Andruskevich’s term as director expires in 2008. Since August 2002, he has been the President, Chief Executive Officer, and Chairman of the board of directors of Mayors. From 1994 to 1996, he was President and Chief Executive Officer of the clothing retailer Mondi of America. From 1989 to 1994, he was Executive Vice President of International Trade & Fragrance of Tiffany & Co., and from 1982 to 1989, Mr. Andruskevich served as Senior Vice President and Chief Financial Officer of Tiffany & Co. He is also a member of the Advisory Board and of the Marketing Committee of Brazilian Emeralds, Inc.

Alain Benedetti, age 59, has been a member of our Board of Directors since November 2005. Mr. Benedetti’s term as a director of Birks & Mayors expires in 2008. He is also a Corporate Director and Chairman of the Board of the Canadian Institute of Chartered Accountants. Prior to July 1, 2004, Mr. Benedetti was with Ernst and Young, LLP for 34 years. From 1998 to 2004 he was Vice-Chairman and Canadian Area Managing Partner of Ernst and Young, LLP. He also currently serves on the board of directors of the following publicly-held corporations: Russel Metals Inc. and Dorel Industries Inc. and as Governor of Dynamic Mutual Funds. In addition to his board seat at Russel Metals Inc. and Dorel Industries Inc., he is the Chair of their respective audit committees and he is the Chair of the governance committee of Dynamic Mutual Funds.

Emily Berlin, age 61, has been a member of our Board of Directors since November 2005. Ms. Berlin’s term as a director of Birks & Mayors expires in 2008. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005 and Senior Managing Director of Helm Holdings International since 2001. Based in Miami, Florida, the Helm Group of companies is a diversified privately owned group of companies operating principally in Latin America and the Caribbean. She also serves as a member of the Advisory Board of The Commonwealth Institute (South Florida). From 1974 to 2000, she was a member of the law firm of Shearman & Sterling, becoming a partner in 1981.

Shirley A. Dawe, age 61, has been a member of our Board of Directors since 1999. Ms. Dawe’s term as a director of Birks & Mayors expires in 2008. She is also a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management consulting company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the boards of directors of numerous public and private companies in Canada and the U.S. She currently serves on the boards of directors of National Bank of Canada and The Bon-Ton Stores, Inc. She is also the Co-President and a director of Retail Without Borders Inc.

Elizabeth M. Eveillard, age 61, has been a member of our Board of Directors since November 2005. Ms. Eveillard’s term as a director of Birks & Mayors expires in 2008. She was a member of the board of directors of Mayors from August 2002 until November 14, 2005 and is an independent consultant with over 30 years of experience in the investment banking industry. During 2000-2003, she was a consultant and Senior Managing Director, Retailing and Apparel Group, Bear, Stearns & Co., Inc. During 1988-2000, she served as Managing Director and Head of the Retailing Group, PaineWebber Incorporated. From 1972 to 1988 she held various positions at Lehman Brothers, including Managing Director in the Merchandising Group. She serves on the boards of Tween Brands, Inc. and Retail Ventures, Inc. and is also a member of their respective compensation and audit committees.

Ann Spector Lieff, age 56, has been a member of our Board of Directors since November 2005. Ms. Lieff’s term as a director of Birks & Mayors expires in 2008. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005 and is the founder of The Lieff Company, established in 1998, which is a Miami-based consulting group specializing in Chief Executive Officer mentoring, leadership development, corporate strategies to assist and expand organizations in the management of their business practices, and advisory services to corporate boards. She was Chief Executive Officer of SPEC’s Music from 1980 until 1998. Ms. Lieff currently serves as a member of the Executive Advisory Board, University of Denver Daniels College of Business and also serves on the board of directors of Herzfeld Caribbean Basin Fund, and Hastings Entertainment, Inc.

Margherita Oberti, age 63, has been a member of our Board of Directors since 1993. Ms. Oberti’s term as a director of Birks & Mayors expires in 2008. Ms. Oberti was born near Turin, Italy, and resides in West Vancouver, B.C. Before coming to Canada, she studied at the University of Turin, where she obtained a Doctorate in Philosophy, and at the University of Milan, where she did post-doctoral studies in epistemology. After coming to Canada she also obtained a doctorate in classical studies from the University of British Columbia. Mrs. Oberti has been active in charity work, as a director of the Vancouver Foundation of Art Justice and Liberty, in education as a college professor, and in business as a director and officer of several companies, including Eccom Developments Ltd., the development company that built and sold two trend setting residential high rises, Seawalk Place, in West Vancouver, B.C. and Palais Georgia, in Vancouver.

Peter R. O’Brien, age 62, has been a director of Birks & Mayors since 1993. Mr. O’Brien’s term as a director of Birks & Mayors expires in 2008. He is a self-employed corporate and commercial lawyer and a corporate director. He is ‘Director-in-Residence’ at the John Molson School of Business at Concordia University in Montréal, Canada. Mr. O’Brien is a Director and Chairman of the MAB – Mackay Foundation and Director and Honorary Secretary of the Canadian Guild of Crafts. He was the founding Chairman of the Canadian Irish Studies Foundation, is a past Chairman of the Montréal General Hospital Foundation and the immediate past-Chairman of the McGill University Health Centre Foundation.

Filippo Recami, age 57, has been a director of Birks & Mayors since November 1, 1999. His term as a director of Birks & Mayors expires in 2008. Mr. Recami has been a Managing Director of Montrovest B.V., the Company’s majority shareholder, since May 31, 2007. Prior to that and since the beginning of 1999, Mr. Recami was a Managing Director of Iniziativa S.A. (Luxembourg), then a wholly-owned subsidiary of Montrovest, which transferred its assets to Montrovest in May 2007 . Mr. Recami is also the Chairman of the Board of Immobiliare Rado Sr.L. He has also been the Chief Executive Officer and Managing Director of Regaluxe Investment S.a.r.l since March 1999. After the merger on March 31, 2006 between Iniziativa and Regaluxe, Mr. Recami was appointed Chief Executive Officer of the company resulting from the merger, namely Iniziativa. He was also on the Mayors board of directors from October 2002 until November 14, 2005. Between 1978 and 1998, Mr. Recami had held senior management positions in several major public European corporations including Fiat S.p.A. (Italy), Sorin Biomedica S.p.A. (Italy), Sorin France S.p.A. (France), SNIA S.p.A. (Italy), and Rhône Poulenc S.A. (France). Mr. Recami holds a Certified Public Accountant title given by the Ministry of Justice of the Italian Government.

Louis L. Roquet, age 65, has been a director of Birks & Mayors since August 8, 2007. Mr. Roquet’s term as a director of Birks & Mayors expires in 2008. Mr. Roquet is President and Chief Operating Officer of Desjardins Venture Capital and is responsible for managing Desjardins’ venture capital funds together with those of Capital Régional and Cooperatif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. Mr. Roquet is also a member of Mouvement Desjardins’ Strategic Management Committee. From 2002 to 2004, Mr. Roquet served as President and General Manager of Société des alcools du Québec (“SAQ”), Quebec’s Liquor Board. Prior thereto he held the title of President and Chief Executive Officer of Investissement Québec, Secretary General of the City of Montreal and General Manager of Montreal Urban Community. He also serves as a director of numerous non-profit organizations.

Other Executive Officers

Joseph A. Keifer, III, age 56, is our Executive Vice President & Chief Operating Officer having previously held such position at Mayors. Prior to joining Mayors, Mr. Keifer held the position of Vice President Merchandising for Birks from 1998 to 2002. From 1993 to 1997, Mr. Keifer was the Senior Vice President of Fine Jewelry Merchandise for Montgomery Ward. Prior to that, Mr. Keifer spent 21 years with Zale Corporation during which he held various positions, including Senior Vice President of Company Operations and President of the Bailey Banks & Biddle division.

Daisy Chin-Lor, age 54, is our Executive Vice President & Chief Marketing Officer having held a similar position at Mayors since April 1, 2005. Ms. Chin-Lor has extensive experience in the international luxury goods environment, specifically in the area of high-end cosmetics. From 2002 to 2005, Ms. Chin-Lor was the Executive Vice President and Chief Marketing Officer for Elizabeth Arden Spas. From 2000 to 2001 she was the Executive Director of Russell Reynolds Associates. Prior to 2000, Ms. Chin-Lor spent two years establishing a market presence for Chanel in Thailand and spent nearly 20 years working for Avon Products.

Michael Rabinovitch, age 38, became our Senior Vice President & Chief Financial Officer effective August 1, 2005. Prior to joining Birks & Mayors, Mr. Rabinovitch had been Vice President of Finance of Claire’s Stores, Inc. since 1999. Before joining Claire’s Stores, Inc., Mr. Rabinovitch was Vice President of Accounting & Corporate Controller at an equipment leasing company. Mr. Rabinovitch spent 5 years with Price Waterhouse LLP, most recently as Senior Auditor. Mr. Rabinovitch is a licensed CPA and is a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants.

Aida Alvarez, age 45, is our Senior Vice President Merchandising and held the position of Vice President Merchandising at Mayors since February 2001. From August 1989 to February 2001, Ms. Alvarez served as General Merchandise Manager, Divisional Merchandise Manager and Head Watch Buyer for Mayors. Prior to joining Mayors in August 1989, Ms. Alvarez worked for Zale Corporation as a Group Store Manager from 1987 to 1989.

John C. Orrico, age 51, is our Senior Vice President and Supply Chain Officer and has been with Birks & Mayors since September 2003. In this role, Mr. Orrico is responsible for Product Development, Gemstone Operations, Manufacturing as well as the Central Watch Division. Before joining Birks & Mayors and Mayors, Mr. Orrico was Group Vice President, Merchandising Supply Chain Operations at Tiffany & Co. Mr. Orrico spent 14 years at Tiffany & Co. where he developed its manufacturing and supply chain strategies and oversaw its operations.

Albert J. Rahm, II, age 54, became our Senior Vice President, Retail Store Operations on April 30, 2007. Prior to joining the Company, Mr. Rahm was the President of C.D. Peacock, a jewelry retail in Chicago from March 2006 until April 2007 and prior to that was Vice President, Retail Store Operations for Mayors since 1991 and for Birks since 2005 until March 2006. Prior to joining Mayors in 1991, Mr. Rahm owned and operated three retail jewelry stores for a fourteen-year period in Shreveport, Louisiana.

Hélène Messier, age 48, became our Senior Vice President, Human Resources on November 9, 2007 and prior thereto was our Vice-President, Human Resources since November 2000 when she joined Birks. Prior to joining Birks, she was Assistant General Manager of the Federation des Producteurs de Lait du Québec from November 1997 to November 2000. From 1982 to 1997, she has held various management positions both in operations and human resources with Bell Canada.

Miranda Melfi, age, 44, has been our Group Vice President, Legal Affairs and Corporate Secretary since April 3, 2006. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

COMPENSATION OF DIRECTORS AND OFFICERS

Director Compensation

During fiscal 2008, each director who was not an employee of the Company received an annual fee of $25,000 for serving on our Board of Directors and $1,500 for each Board meeting attended in person. The chairperson of each of the audit committee, compensation committee and corporate governance committee received an additional annual fee of $10,000, $8,000 and $5,000, respectively. In the event a special independent committee of directors is formed, the chairperson of such committee shall be entitled to receive $10,000 for his or her service and the other members of the committee would each be entitled to receive $5,000 for their service on such committee. All directors were reimbursed for travel expenses incurred in connection with the performance of their duties as directors. Each director who is not an employee of the Company is entitled to receive a grant of 1,000 stock appreciation rights on April 1 of each year.

Executive Compensation

We are a foreign private issuer and not a reporting issuer under Canadian securities laws and are therefore not required to publicly disclose detailed individual information about executive compensation in our home jurisdiction. However, the executive compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers are detailed in our Management Proxy Circular as such document is referred to below. Under the Canada Business Corporations Act, being the statute under which we were incorporated, we are only required to provide certain information on aggregate executive compensation. The aggregate compensation paid by us to our ten executive officers in fiscal 2008 was approximately $3,850,000 (annual salary and bonus earned).

The summary compensation table regarding our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers and the option/SAR grants and exercise of options tables in our Management Proxy Circular will be filed on Form 6-K with the SEC in connection with our 2008 Annual Meeting of Shareholders to be held on August 8, 2008.

Birks & Mayors Incentive Plans

Long-Term Incentive Plan

In 2006, Birks & Mayors adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks & Mayors business. As of May 31, 2008, there were 33,970 cash-based stock appreciation rights that were granted under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $6.69.

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

Employee Stock Purchase Plan

In 2006, Birks & Mayors adopted an Employee Stock Purchase Plan (“ESPP”), which was approved in February 2006. The ESPP permits eligible employees, which do not include executives of Birks & Mayors Inc., to purchase our Class A voting shares from Birks & Mayors at 85% of their fair market value through regular payroll deductions. A total of 100,000 shares of our Class A voting shares are reserved for issuance under the ESPP. As of May 31, 2008, 36,597 shares have been issued under the ESPP.

Birks Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of our business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of May 31, 2008 there were 91,416 Class A voting shares underlying options granted under the Birks ESOP. The options outstanding under the Birks ESOP have a weighted average exercise price of $6.67.

Mayors Equity-Incentive Plans

1991 Stock Option Plan and Long-Term Incentive Plan

The Company has outstanding employee stock options and SARs issued to employees and members of the Board of Directors of Mayors under the 1991 Stock Option Plan (“the 1991 Plan”) and the Long-Term Incentive Plan (the “Mayor’s LTIP”) approved by the former Board of Directors of Mayors. Under these plans, the option price was required to equal the market price of the stock on the date of the grant or in the case of an individual who owned 10% or more of the common stock of Mayors, the minimum price was to be set at 110% of the market price at the time of issuance. Options granted under these programs generally became exercisable from six months to three years after the date of grant, provided that the individual was continuously employed by Mayors, or in the case of directors, remained on the Board of Directors. All options generally expired no more than ten years after the date of grant. No further awards will be granted under these plans. However, these plans will remain effective until the outstanding awards issued under the plans terminate or expire by their terms. As of May 31, 2008, there were 113,034 and 290,420 voting shares underlying awards granted under the Mayor’s LTIP and the 1991 Plan, respectively. The awards outstanding under the Mayor’s LTIP and the 1991 Plan have a weighted average exercise price of $6.21 and $12.84, respectively.

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

During fiscal 2008, our Board of Directors held a total of seven board of directors meetings and thirty committee meetings. During such period, eight of the eleven directors attended 100% of the meetings of the board of directors, two directors attended 86% of the board meetings and one director attended 70% of the board meetings.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. Prior to August 2007, we had the following six committees: audit, compensation, nominating, corporate governance and executive and strategy. As of August 8, 2007, the duties and responsibilities of the nominating committee were undertaken by the corporate governance committee and the duties and responsibilities of the strategy committee were undertaken by the executive committee, resulting in a total of four committees. The following are the four existing committees of the Board of Directors:

1. Audit Committee. We have a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. During the 2008 fiscal year, the audit committee held seven meetings and all members of the audit committee attended 100% of the audit committee meetings during such period. Alain Benedetti (Chair), Emily Berlin and Ann Spector Lieff, each of whom is financially literate and an independent, non-employee director of Birks & Mayors, currently constitute the audit committee. We have determined that Alain Benedetti qualifies as an “audit committee financial expert” as defined in the rules of the American Stock Exchange.

2. Compensation Committee. We have a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of Birks & Mayors. Certain decisions regarding compensation of certain other executive officers are reviewed by the compensation committee. During the 2008 fiscal year, the compensation committee held eleven meetings and three of the four members attended 100% of the meetings and one member attended 82% of the meetings during each period. Shirley Dawe (Chair), Alain Benedetti, Peter O’Brien, and Ann Spector Lieff, each of whom is an independent, non-employee director of Birks & Mayors, currently constitute the compensation committee.

3. Corporate Governance Committee. We have a standing corporate governance committee which has also assumed the functions of a nominating committee in accordance with the SEC rules and American Stock Exchange listing requirements on nominating committees. The corporate governance committee is responsible for overseeing all aspects of our corporate governance policies. The corporate governance committee is also responsible for the oversight and review of all related party transactions and for nominating potential nominees to the Board of Directors. Our policy with regard to the consideration of any director candidates recommended by a shareholder is that we will consider such candidates and evaluate such candidates by the same process as candidates identified by the nominating committee. During the 2008 fiscal year, the corporate governance committee held four meetings and the former nominating committee held two meetings and all members of the respective corporate governance and nominating committees attended 100% of their respective committee meetings during such period. Our corporate governance committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. Emily Berlin (Chair), Peter O’Brien, and Louis Roquet, each of whom is an independent, non-employee director of Birks & Mayors, currently constitute the corporate governance committee.

4. Executive Committee. We have a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between Board of Director’s meetings for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in our operations, including but not limited to, the monitoring of the implementation of policies, strategies and programs. In addition, the Executive Committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. The current members of the executive committee are: Filippo Recami (Chair), Thomas A. Andruskevich, Lorenzo Rossi di Montelera, Elizabeth Eveillard and Margherita Oberti. During fiscal 2008, the executive committee held four meetings and the former strategy committee held two meetings. Four of the five members of the executive committee attended 100% of the executive committee meetings during such period and one member attended 75% of the meetings. All of the members of the strategy committee attended 100% of the strategy committee meetings during such period.

EMPLOYEES

As of March 29, 2008, we employed approximately 1,046 persons. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, retraining, training and developing the best people in our industry.

Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations and corporate sales. The table below sets forth headcount by category and geographic location for the periods indicated:

	Canada	U.S.	Total
As of March 29, 2008:
Administration	229	153	382
Retail	382	282	664

Total	611	435	1,046

As of March 31, 2007:
Administration	239	167	406
Retail	385	264	649

Total	624	431	1,055

As of March 25, 2006:
Administration	258	166	424
Retail	375	264	639

Total	633	430	1,063

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2008 by each executive officer and each director:

Name of Beneficial Owner	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Dr. Lorenzo Rossi di Montelera(1)	9,346	*
Thomas A. Andruskevich(2)	900,734	20.1%
Shirley A. Dawe(3)	870	*
Margherita Oberti(4)	5,000	*
Peter R. O’Brien(5)	7,529	*
Filippo Recami(6)	262,227	6.8%
Alain Benedetti(7)	2,000	*
Emily Berlin(8)	47,821	1.3%
Elizabeth Eveillard(9)	91,296	2.5%
Ann Spector Lieff(10)	8,693	*
Louis L. Roquet	—	—
Joseph A. Keifer, III(11)	132,893	3.6%
Michael Rabinovitch(12)	14,491	*
Daisy Chin-Lor(13)	2,898	*
John Orrico (14)	5,000	*

*	Less than 1%.
(1)	Includes (a) options to purchase 4,346 Class A voting shares which are currently exercisable or exercisable within 60 days at exercise prices ranging from $3.23 to $8.98 per share, and (b) an option for 5,000 Class voting shares at an exercise price Cdn$7.73 per share and expire over a period of ten years from the date of grant. Dr. Rossi is a beneficiary of the Goldfish Trust. The Goldfish Trust beneficially owns or controls 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. Dr. Rossi is also a director of Rohan Private Trust Company Limited, the trustee of the Goldfish Trust. In certain circumstances, Dr. Rossi may be delegated the authority from the Trustee of the Goldfish Trust to vote the shares held by Montrovest. Holders of Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Dr. Rossi expressly disclaims beneficial ownership over the shares held by Montrovest.
(2)	Includes (a) options to purchase 511,684 Class A voting shares which are currently exercisable or exercisable within 60 days (including the option which gives him the right to purchase 259,146 Class A voting shares representing 2% of the total issued and outstanding shares of the Company (on a fully diluted basis) if such option were exercised as of May 31, 2008) exercisable at prices ranging from Cdn$6.00 to Cdn$7.00 per share and expire two years after termination of employment or ten years after retirement, (b) an option to purchase 130,425 Class A voting shares exercisable at a price of $3.23 per share and expires either two years after termination of employment or ten years after retirement, (c) warrants to purchase 131,209 Class A voting shares exercisable at a price of $3.34 and expire on August 20, 2022, (d) 86,950 SARs that are currently exercisable or exercisable within 60 days at an exercise price of $6.21 per share and expire ten years after date of grant, and (e) 40,466 Class A voting shares.
(3)	Includes 870 Class A voting shares.
(4)	Includes an option to purchase 5,000 Class A voting shares which is currently exercisable at a price of Cdn$7.73 which expires over a period of ten years from the date of grant.
(5)	Includes (a) options to purchase 5,000 Class A voting shares which is currently exercisable at a price of Cdn$7.73 which expires over a period of ten years from the date of grant, and (b) 2,529 Class A voting shares.
(6)	Includes (a) options to purchase 4,346 Class A voting shares exercisable at a price ranging from $3.23 to $8.98 per share and which options expire ten years from the date of grant, (b) an option to purchase 126,672 Class A voting shares exercisable at Cdn$6.25 per share which expires ten years from the date of grant, and (c) warrants to purchase 131,209 Class A voting shares exercisable at a price of $3.34 which expire on August 20, 2022.
(7)	Includes an option to purchase 2,000 Class A voting shares exercisable at a price of $6.21. This option expires over a period of ten years from the date of grant.
(8)	Includes (a) options to purchase 4,346 Class A voting shares exercisable at prices ranging from $3.23 to $8.98, which expire over a period of ten years from the date of grant, and (b) 43,475 Class A voting shares.
(9)	Includes (a) options to purchase 1,738 Class A voting shares exercisable at prices raging from $7.14 to $8.98 which expire over a period of ten years from the date of grant, (b) 2,608 Class A voting shares held directly, and (c) 86,950 Class A voting shares owned by her husband.
(10)	Includes (a) options to purchase 1,738 Class A voting shares exercisable at prices ranging from $7.14 to $8.98, which expire over a period of ten years from the date of grant, and (b) 6,955 Class A voting shares.
(11)	Includes (a) options to purchase 74,666 Class A voting shares which are currently exercisable or exercisable within 60 days at prices ranging from Cdn$6.00 to Cdn$7.00 and expire ten years after the date of grant, (b) warrants to purchase 48,110 Class A voting shares exercisable at prices ranging from $3.34 to $6.21 and expire on August 20, 2022 and (c) 10,117 Class A voting shares.
(12)	Includes stock appreciation rights to purchase 14,491 Class A voting shares which are currently exercisable or exercisable within 60 days at an exercise price of $6.21 and expire ten years after the date of grant.
(13)	Includes stock appreciation rights to purchase 2,898 Class A voting shares which are currently exercisable or exercisable within 60 days at an exercise price of $6.21 and which expire ten years after the date of grant.
(14)	Includes options to purchase 5,000 Class A voting shares which are currently exercisable or exercisable within 60 days at a price of $6.21 and expire ten years from date of grant.

For arrangements involving the issuance or grant of options or shares of the Company to such named executive officers, see above under heading “Executive Compensation” and Item 10. “Additional Information—Material Agreements—Employment Agreements.”

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2008 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and Class B multiple voting shares. The major shareholders listed with Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Unless otherwise indicated in the table, each of the individuals named below has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 3,609,010 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on May 31, 2008, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this annual report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of May 31, 2008 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

For information regarding entities or persons that directly or indirectly control us, see “Item 3. Key Information – Risk Factors – Risks Related to the Company.”

Name of Beneficial Owner (1)	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Goldfish Trust (2)	7,717,970	68.1%
Rohan Private Trust Company Limited (3)	7,717,970	68.1%
Thomas A. Andruskevich (4)	900,734	20.1%
Montrovest BV(5)	7,717,970	68.1%
Prime Investments S.A. (6)	1,536,047	42.6%
Filippo Recami (7)	262,227	6.8%
Lawndale Capital Management, LLC (8)	398,286	11.0%
Andrew E. Shapiro (8)	398,286	11.0%
Diamond A. Partners, LP (8)	346,230	9.6%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.
(2)	Includes 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest . The shares of Montrovest are beneficially held by the Goldfish Trust. Dr. Rossi who is the Company’s Chairman of the Board of Directors is a director of Rohan Private Trust Company, the trustee of the Goldfish Trust, and a beneficiary of the Goldfish Trust. In certain circumstances, Dr. Rossi may be delegated the authority from the Trustee of the Goldfish Trust to vote the shares held by Montrovest. Goldfish Trust is the beneficial owner of the shares held by Montrovest.
(3)	Trustee of the Goldfish Trust. Includes (a) 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest.
(4)	Includes (a) options and SARs to purchase 729,059 Class A voting shares which are currently exercisable or exercisable within 60 days (including the option which gives him the right to purchase 259,146 Class A voting shares representing 2% of the total issued and outstanding shares of the Company (on a fully diluted basis) if such option were exercised as of May 31, 2008, (b) warrants to purchase 131,209 Class A voting shares, and (c) 40,466 Class A voting shares.
(5)	Comprised of 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest.
(6)	The Company has been advised that Deutsche Bank International Trust Co. Limited, as Trustee of Pine Trust and The Beech Settlement, exercises voting and investment control over the securities held of record by Prime Investments S.A.
(7)	Includes options to purchase 131,018 Class A voting shares which are currently exercisable or exercisable within 60 days and warrants to purchase 131,209 Class A voting shares which are currently exercisable or exercisable within 60 days.
(8)	Lawndale Capital Management, LLC reported in its Schedule 13G/A dated February 12, 2008, that it acts as an investment adviser to various clients with the power to vote and/or dispose of the Company’s Class A voting shares. The information included in the table is based solely on the Schedule 13G/A filed jointly with the SEC on February 13, 2008 by Andrew E. Shapiro, Diamond A. Partners, LP, and Lawndale Capital Management, LLC.

RELATED PARTY TRANSACTIONS

Diamond Supply Agreements

On August 15, 2002, Birks entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments S.A., a related party, is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2008, Birks purchased approximately $4.1 million of diamonds and finished goods from Prime Investments S.A. and related parties. Prime Investments S.A. beneficially owns 42.6% of the outstanding shares of Birks & Mayors.

Management Consulting Services Agreements

On February 10, 2006, our Board of Directors, approved the Company entering into a Management Consulting Services Agreement with Iniziativa S.A. Under the agreement, Iniziativa S.A. is to provide advisory, management and corporate services to the

Company. The initial one-year term of the agreement began on April 1, 2006. The agreement may be renewed for additional one year terms by the Company. Effective January 1, 2007, the terms of the agreement were amended whereby Iniziativa is to provide advisory, management and corporate services under clearly defined project categories and as a result of the increase in value of the services, the payment for services rendered were increased to $262,500 per quarter, plus reimbursement for any out of pocket expenses up to $7,500 per quarter unless prior written consent of the Company is obtained. Additionally, the agreement was renewed for an additional one-year term, ending on March 31, 2008. The agreement was mutually extended for six months until September 30, 2008. Two of the Company’s directors, Filippo Recami and Dr. Lorenzo Rossi di Montelera were affiliated with Iniziativa. Iniziativa was the controlling shareholder of the Company until it transferred the shares it held in the Company to Montrovest, its parent company, on May 31, 2007. On October 29, 2007, Iniziativa assigned the agreement, with the approval of the Company, to Montrovest. Mr. Recami is a Managing Director of Montrovest. Fees paid by us to Montrovest and its predecessor, Iniziativa, during fiscal 2008 were approximately $1,127,000. Our Board of Directors waived our Code of Conduct relating to related party transactions when the Board of Directors approved our entering into the agreement and amendment with Iniziativa.

Arrangements with Directors

We retain Pheidias Project Management and Oberti Architectural & Urban Design for project management and architectural services. Pheidias Project Management and Oberti Architectural & Urban Design have been involved in almost all renovations and our new stores since 1993, as well as in the renovation of our executive offices. The principal of Pheidias Project Management and Oberti Architectural & Urban Design is the spouse of Margherita Oberti, one of our directors. For fiscal 2008 Pheidias Project Management and Oberti Architectural & Urban Design as project managers and architects charged us approximately $751,000 for services rendered.

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

TRADING MARKET

Effective November 15, 2005, our Class A voting shares were listed and began to trade on the American Stock Exchange (“AMEX”) under the symbol “BMJ.” The following table sets forth, for each of the most recent six months, the reported high and low sale prices for the Class A voting shares:

Birks & Mayors Inc. Highest/Lowest Stock Price for the Most Recent Six Months
Month	Highest	Lowest
December 2007	$6.35	$5.79
January 2008	$6.10	$4.80
February 2008	$5.12	$4.89
March 2008	$4.98	$3.97
April 2008	$4.33	$3.70
May 2008	$3.79	$3.15

The following table sets forth, for each quarter in fiscal 2008 and 2007, the reported high and low sale prices for the Class A voting shares:

Birks & Mayors Inc. Highest/Lowest Stock Price for each Quarter in fiscal 2008 and 2007
	Highest	Lowest
fiscal 2008
Quarter ended March 2008	$6.10	$3.97
Quarter ended December 2007	$6.75	$5.67
Quarter ended September 2007	$7.56	$6.49
Quarter ended June 2007	$8.46	$7.20
fiscal 2007
Quarter ended March 2007	$9.60	$7.00
Quarter ended December 2006	$7.43	$7.05
Quarter ended September 2006	$7.85	$6.31
Quarter ended July 2006	$6.60	$6.05

The highest and lowest sales price for our Class A voting shares during fiscal 2008 was $8.46 and $3.97, respectively. The highest and lowest sales price for our Class A voting shares during fiscal 2007 was $9.60 and $6.05, respectively.

Item 10.	Additional Information

ARTICLES OF INCORPORATION AND BY-LAWS

Our Articles of Incorporation do not restrict the type of business that we may carry on. A copy of our Articles of Incorporation and our By-laws are contained in exhibits to the F-4 registration statement (File No. 333-126936) that we filed with the SEC on September 29, 2005, and which we incorporate by reference herein (“F-4”). Additionally, certain rights of our shareholders pursuant to our Articles of Incorporation, our By-laws and the Canada Business Corporations Act were set out in the F-4 and we refer you to the headings therein entitled “Description of Birks Capital Stock” and “Comparison of Stockholder Rights”.

MATERIAL CONTRACTS

We have not entered into any material contract other than in the ordinary course of business and other than those described below or in Items 4, 5, 7 and 19 of this Annual Report on Form 20-F.

Employment Agreements

Thomas A. Andruskevich

Thomas A. Andruskevich is employed by Birks & Mayors, as well as by its subsidiary, Mayors. Accordingly, we have two employment agreements with Mr. Andruskevich, one of which is through Mayors. On April 16, 2008, the Company and Mayors, respectively, renewed the terms and conditions of two employment agreements with Mr. Andruskevich effective April 1, 2008 each for a term of three years continuing until March 31, 2011 unless terminated in accordance with the terms of the agreements.

Birks Employment Agreement

Under the employment agreement, Mr. Andruskevich serves as President and Chief Executive Officer of Birks & Mayors and receives an annual base salary and an income bonus, which will be adjusted based upon the achievement of certain net income goals by Birks & Mayors in the preceding year set forth in our annual profit plan and strategic plan. Mr. Andruskevich’s base salary is currently $614,000 and a performance based opportunity to increase his base salary by $50,000. Additionally, Mr. Andruskevich will receive an annual performance bonus based upon the achievement of specific performance criteria, which are set each year by our compensation committee. Mr. Andruskevich is also entitled to certain benefits such as life insurance, health and dental insurance, moving expenses and other reasonable expenses. Under his employment agreements since May 15, 1996, Mr. Andruskevich has received three separate grants of stock options, each of which is confirmed in his current employment agreement as remaining exercisable for 24 months after termination of his employment or ten years after the date of his retirement. In 1996, Mr. Andruskevich was given the option to subscribe for a number of our Class A voting shares which, immediately following their issue, would represent 2% of our issued and outstanding shares of capital stock (on a fully diluted basis). The number of shares will be adjusted to represent 2% of the issued and outstanding Class A voting shares, except that any new stock options or other new securities exercisable for, convertible into or exchangeable into capital stock (or shares issued upon exercise, conversion or exchange thereof), new restricted stock or other new equity granted or issued following the consummation of the merger, for a compensatory purpose to employees, officers, directors or consultants shall be disregarded for purposes of calculating 2% of our issued and outstanding shares of our capital stock (on a fully diluted basis). In 1998, the option granted in 1996 was substituted for an option on the same terms except that the exercise price of the options was fixed at Cdn$6.00 per share, considered to be the fair market value of our shares at that time. Also in 1998, Mr. Andruskevich was given a second option to subscribe for a number of Class A voting shares which, immediately following their issue, would represent 2% of our issued and outstanding shares of capital stock as of January 1, 1999, namely, 126,272 out of a total of 6,313,618 shares then issued and outstanding. The exercise price of these options was fixed at Cdn$6.25 per share, considered to be the fair market value of our shares at that time. In 2001, Mr. Andruskevich was given a third option to subscribe for a number of Class A voting shares which, immediately following their issue, would represent 2% of our issued and outstanding shares of capital stock as of April 1, 2002, namely, 126,266 out of a total of 6,313,300 shares then issued and outstanding. The exercise price of these options was fixed at Cdn$7.00 per share, considered to be the fair market value of our shares at that time. Mr. Andruskevich agreed that in the event that he exercised his second or third option, he will vote the shares issued pursuant thereto only in accordance with the instructions of Dr. Rossi. Each of the options Mr. Andruskevich received under these agreements is exercisable for a period of twenty-four months after the termination of his employment. Additionally, each such option is exercisable for a period of 10 years following retirement or two years after termination.

We may terminate Mr. Andruskevich’s employment agreement with just and sufficient cause for such termination. If we desire not to renew the agreement, we must provide Mr. Andruskevich with notice 12 months prior to the end of the term of the agreement. If the Company wishes not to renew the agreement and Mr. Andruskevich is unable to find suitable employment after March 31, 2011, the Company must compensate Mr. Andruskevich for an additional period of up to 12 months by continuing to pay him a base salary, a monthly bonus calculated by taking the average bonus for the three prior fiscal years and dividing by 12, all benefits, plus a lump sum cash payment, if not already paid by Mayors, of $39,000 for disability and life insurance.

In the event that the Company terminates the agreement without cause or Mr. Andruskevich resigns for good reason, Mr. Andruskevich is entitled to the base salary which shall have accrued to the date of such termination, any accrued but unpaid vacation pay, performance bonus earned in connection with each year ending prior to the date of such termination, benefits, as well as a pro-rata portion of the average annual bonus for the three prior fiscal years, plus a lump sum cash payment, if not already paid by Mayors, of $39,000 for disability and life insurance. Additionally, we will pay Mr. Andruskevich his base salary and pro-rata annual bonus for the greater of one year or the unexpired portion of the term in a lump sum and be entitled to benefits and will continue to pay his base salary and the said average annual bonus on a monthly basis for an additional period of up to 12 months should Mr. Andruskevich be unable to find another suitable employment position. In the event Mr. Andruskevich’s employment terminates as a result of his death, for cause, as a result of disability or due to his resignation without good reasons, he will receive his base salary through the date of termination or resignation, as well as a pro rata amount for any cash bonus payable to him.

The agreement prohibits Mr. Andruskevich from competing with us in our business for or on behalf of any entity whose operations are located primarily in Canada, in the States of Florida or Georgia or any state or foreign country in which Birks receives at least 10% of its revenues at such time (i) during his employment, (ii) during the period immediately following a termination of employment during which or in respect to which Mr. Andruskevich continues to receive payments or has received a lump sum payment or (iii) in the event of Mr. Andruskevich’s voluntary departure, during the 12 month period immediately following the date of his departure. During, the non-compete period, Mr. Andruskevich also agrees not to solicit any of our senior executives.

Mayors Employment Agreement

Under the Mayors employment agreement, Mr. Andruskevich serves as the Chairman of the Board of Directors of Mayors, and as President and Chief Executive Officer of Mayors and receives an annual base salary from Mayors of $600,000 and has the opportunity to receive an annual cash bonus based upon the achievement of objective performance criteria, which are set each year by the compensation committee and approved by the Board of Directors. If Mayors wishes not to renew the agreement, it must provide Mr. Andruskevich with notice 12 months prior to the end of the term of the agreement. If Mayors wishes not to renew the agreement and Mr. Andruskevich is unable to find suitable employment after March 31, 2011, Mayors must compensate Mr. Andruskevich for an additional period of up to 12 months by continuing to pay him a base salary, a monthly bonus calculated by taking the average bonus for the three prior fiscal years and dividing by 12, all benefits, plus a lump sum cash payment of $39,000 for disability and life insurance.

In the event that Mayors terminates the agreement without cause or Mr. Andruskevich resigns for good reasons, Mr. Andruskevich is entitled to the base salary which shall have accrued to the date of such termination, any accrued but unpaid vacation pay, performance bonus earned in connection with each year ending prior to the date of such termination, benefits as well as a pro-rata portion of the average annual bonus for the three prior fiscal years, plus a lump sum cash payment of $39,000 for disability and life insurance. Additionally, Mayors will pay Mr. Andruskevich his base salary and pro-rata annual bonus for the greater of one year or the unexpired portion of the term in a lump sum and be entitled to benefits and we will continue to pay his base salary and the said average annual bonus on a monthly basis for an additional period of up to 12 months should Mr. Andruskevich be unable to find another suitable employment position. If Mr. Andruskevich’s employment is terminated without cause or if he resigns for good reason within the two year period following a change of control, Mr. Andruskevich will receive his annual base salary, annual bonus and financial planning, health, and dental benefits for the greater of two years or the unexpired portion of the term plus one year, and Mr. Andruskevich will also be entitled to certain bonus compensation and a lump sum cash payment of $39,000 for disability and life insurance, as well as a gross-up amount that, on an after-tax basis, equals the excise tax that would be imposed on the foregoing amounts. In the event Mr. Andruskevich’s employment terminates as a result of his death, for cause, as a result of disability or due to his resignation without good reasons, he will receive his base salary though the date of termination or resignation, as well as a pro rata amount for any cash bonus payable to him.

The agreement prohibits Mr. Andruskevich from competing with Mayors in certain markets for or on behalf of any entity whose operations are located primarily in Canada, in the State of Florida or Georgia or any state or foreign country in which Mayors receives at least 10% of its revenues at such time (i) during his employment, (ii) during the period immediately following a termination of employment during which or in respect to which Mr. Andruskevich continues to receive payments or has received a lump sum payment or (iii) in the event of Mr. Andruskevich’s voluntary departure, during the 12 month period immediately following the date of his departure for a period of twelve months after the termination of the agreement and to solicit our senior or executives.

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

Except where specifically noted, the discussion below does not address the effects of any state, local or non-U.S. tax laws (or other tax consequences such as estate or gift tax consequences). The discussion below relates to persons who hold Birks & Mayors Class A voting shares as capital assets within the meaning of Section 1221 of the Code. The tax treatment of those persons may vary depending upon the holder’s particular situation, and some holders may be subject to special rules not discussed below. Those holders would include, for example:

•	banks, insurance companies, trustees and mutual funds;

•	tax-exempt organizations;

•	financial institutions;

•	pass-through entities and investors in pass-through entities;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	broker-dealers;

•	holders who are not U.S. Holders (as defined below);

•	persons whose “functional currency” is not the U.S. dollar;

•	holders who are subject to the alternative minimum tax; and

•	holders of Birks & Mayors Class A voting shares who own 5% or more of either the total voting power or the total value of the outstanding Class A voting shares of Birks & Mayors.

Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of the ownership of Birks & Mayors Class A voting shares in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

As used in this document, the term “U.S. Holder” means a beneficial holder of Birks & Mayors Class A voting shares that is (1) an individual who is a U.S. citizen or U.S. resident alien, (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the U.S. or any political subdivision of the U.S., (3) an estate which is subject to U.S. federal income tax on its worldwide income regardless of its source or (4) a trust (x) that is subject to primary supervision of a court within the U.S. and the control of one or more U.S. persons as described in section 7701(a)(30) of the Code or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds Birks & Mayors Class A voting shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold Birks & Mayors Class A voting shares should consult their tax advisors regarding the U.S. federal income tax consequences to them.

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

Subject to certain conditions and limitations, Canadian withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our Class A voting shares will be treated as income from sources outside the U.S. and generally will constitute “passive income.” Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). U.S. Holders should consult their tax advisors to determine their eligibility to use foreign tax credits.

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

With respect to certain U.S. Holders who are not corporations, including individuals, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines to be satisfactory for these purposes and which includes an exchange of information program. U.S. Treasury guidance indicates that the current income tax treaty between Canada and the U.S. meets these requirements, and we believe we are eligible for the benefits of that treaty. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares that are readily tradable on an established securities market in the U.S. Our Class A voting shares, which are listed on the American Stock Exchange, should be considered readily tradable on an established securities market in the U.S. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our Class A voting shares. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances. The rules governing the foreign tax credit are complex. Certain U.S. Holders of our Class A voting shares may not be able to claim a foreign tax credit with respect to amounts withheld for Canadian withholding taxes. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of our Class A voting shares or the proceeds received on the sale, exchange, or redemption of our Class A voting shares paid within the United States (and in certain cases, outside of the U.S.) to U.S. Holders other than certain exempt recipients (such as corporations), and a 28% backup withholding tax may apply to these amounts if the U.S. Holder fails to provide an accurate taxpayer identification number, to report dividends required to be shown on its U.S. federal income tax returns or, in certain circumstances, to comply with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information or appropriate claim for refund is furnished to the Internal Revenue Service.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A VOTING SHARES

The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (referred to in this Form 20-F as the Canadian Tax Act) of the ownership of our Class A voting shares, generally applicable to holders of our Class A voting shares who, for purposes of the Canadian Tax Act and at all relevant times are not and are not deemed to be resident in Canada, hold our Class A voting shares as capital property, deal at arm’s length with, and is not and will not be affiliated with Birks and Mayors and who do not use or hold and are not deemed to use Class A voting shares in connection with carrying on business in Canada and for who our Class A voting shares are not “designated insurance property” under the Canadian Tax Act (referred to in this Form 20-F as Non-resident Holders). This discussion does not apply to holders that are: (i) non-resident insurers that carry on business in Canada and elsewhere, or (ii) “authorized foreign banks” as defined in the Canadian Tax Act.

The current published policy of the Canada Revenue Agency is that certain entities (including most limited liability companies) that are treated as being fiscally transparent for U.S. federal income tax purposes will not qualify as residents of the U.S. for purposes of the Canada-U.S. Income Tax Convention (1980) (“the Convention”). In the Fifth Protocol to the Convention signed on September 1, 2007, Canada and the U.S. have agreed to amend the Convention to extend treaty benefits to certain U.S. members of limited liability companies and other fiscally transparent entities. This change to the Convention is not yet in force.

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

Dividends on Our Class A Voting Shares

Dividends paid or credited (or deemed to have been paid or credited) on our Class A voting shares to a Non-resident Holder will be subject to non-resident withholding tax under the Canadian Tax Act of 25% of the gross amount of those dividends (subject to reduction in accordance with an applicable international tax treaty between Canada and the Non-resident Holder’s country of residence). Where the Non-resident Holder is a resident of the U.S. for purposes of the Convention, the rate of this withholding tax is (i) 5% with respect to dividends paid to the beneficial owner of the dividends being a company holding at least 10% of our voting shares and (ii) 15% in all other cases. Under the Convention, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from taxation by, the U.S., are generally exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, Birks & Mayors would not be required to withhold tax from dividends paid or credited to the organization.

Disposition of Our Class A Voting Shares

A Non-resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by that Non-resident Holder on a disposition of a Class A voting share, unless the Class A voting share constitutes “taxable Canadian property” of the Non-resident Holder for purposes of the Canadian Tax Act and the Non-resident Holder is not entitled to relief under the Convention. Provided that, at the time of disposition, the Class A voting shares are listed on a designated stock exchange (which includes the American Stock Exchange), the Class A voting shares will generally not constitute taxable Canadian property to a Non-resident Holder unless, at any time during the 60-month period immediately preceding the disposition of the Class A voting shares, the holder, persons with whom the holder does not deal at arm’s length or the holder together with those persons, owns not less than 25% of the issued shares of any class or any series of shares of our capital stock. A Non-resident Holder who disposes of our Class A voting shares that are taxable Canadian property will be required to fulfill the requirements of Section 116 of the Canadian Tax Act unless such shares are listed on a recognized stock exchange (which includes the American Stock Exchange) at the time of the disposition.

Even if our Class A voting shares are taxable Canadian property to a Non-resident Holder, the Convention will generally exempt a Non-resident Holder who is a resident of the U.S. for purposes of the Convention from tax under the Canadian Tax Act on any capital gain arising on the disposition of a Class A voting share unless the value of the Class A voting shares at the time of disposition is derived principally from real property situated in Canada.

DOCUMENTS ON DISPLAY

We will file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the following location of the SEC, Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings we make electronically with the SEC are also available to the public on the Internet at the SEC’s website at http://www.sec.gov.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.

Interest rate risk

Our primary market risk exposure is interest rate risk. Borrowing under the working capital credit facility and the term loan from Investissement Quebec bear interest at floating rates, which are based on LIBOR plus a fixed additional interest rate. As of March 29, 2008, we have not hedged these interest rate risks. As of March 29, 2008, we had approximately $121.3 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $1.2 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on its earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on its Canadian dollar denominated debt and other liabilities. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically platinum, gold and silver. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. We are exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of gold which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. For accounting purposes, the hedging agreements did not qualify to be treated as accounting hedges and, accordingly, are marked to market at the end of every quarter. No hedging contracts existed as of March 29, 2008.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15T.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer

have concluded that, as of March 29, 2008, our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), were effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the U.S. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of March 29, 2008, our internal control over financial reporting was effective.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting. Our report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only our report on internal controls over financial reporting in this Annual Report.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting that occurred during the period covered by this annual report that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has designated Alain Benedetti, an independent director as determined under the American Stock Exchange listing standards, as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Board Practices.”

Item 16B.	Code of Ethics

We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer, Treasurer and Controller. Our code of ethics is available on our website at www.birksandmayors.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

During fiscal 2008 and fiscal 2007, we retained KPMG LLP, our independent auditors, to provide services in the following categories and amounts:

Audit Fees

The aggregate fees and expenses billed by KPMG LLP for professional services rendered for the audit of our annual financial statements was approximately $552,000 in fiscal 2008 and $512,000 in fiscal 2007.

Audit Related Fees

During fiscal 2008 and fiscal 2007, KPMG provided audit-related services for a total amount of approximately $20,000 and $0, respectively, which primarily consisted of advisory services related to the documentation of internal controls over financial reporting and assistance with various accounting matters.

Tax Fees

During fiscal 2008 and fiscal 2007, KPMG provided tax services for approximately $81,000 and $88,000, respectively, which primarily consisted of services related to tax filings and compliance.

All Other Fees

Not applicable.

Pre Approval Policies and Procedures

The audit committee has established a pre-approval policy as described in Rule 2-01(c)(7)(i) of Regulation S-X. The audit committee approves in writing, in advance, any audit or non-audit services provided to Birks & Mayors by the independent accountants that are not specifically disallowed by the Sarbanes-Oxley Act of 2002. None of the services described in the preceding three sections were approved by the audit committee pursuant to Rule 2-01(c)(7)(i)(C).

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any of our equity securities during the fiscal year ended March 29, 2008.

PART III

Item 19.	Exhibits

The following exhibits are part of this Annual Report on Form 20-F.

Exhibit Number	Description of Document
1.1	Articles of Amalgamation, as amended, of Birks & Mayors Inc., effective as of November 14, 2005. Incorporated by reference from Exhibit 3.2 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

1.2	By-laws of Birks & Mayors Inc., as amended, effective as of November 14, 2005. Incorporated by reference from Exhibit 3.4 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

2.1	Form of Birks Class A voting share certificate. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2	Option Agreement between Birks, Henry Birks & Sons Holdings Inc. and GMAC Commercial Finance Corporation, dated as of March 15, 2005. Incorporated by Reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.3	Loan Agreement between Birks and Investissement Québec (formerly Financière du Québec), dated as of February 18, 2003. Incorporated by reference from Birks and Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.4	Form of Directors and Officers Indemnity Agreement. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.5	Henry Birks & Sons Inc. Employee Stock Option Agreement, dated as of May 1, 1997, amended as of June 20, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.6	Lease Agreement between Birks and Anglo Canadian Investments SA, dated as of December 12, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.7	Lease Agreement between Mayors and Westpoint Business Park, Ltd dated September 13, 2004. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.8	Diamond Supply Agreement between Prime Investments S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.9	Conditional Sale Agreement between Rosy Blue N.V. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.10	Conditional Sale Agreement between Rosy Blue Inc. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.11	Conditional Sale Agreement between Rosy Blue Sales Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.12	Conditional Sale Agreement between Rosy Blue Hong Kong Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.13	Conditional Sale Agreement between Rosy Blue Finance S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.14	Registration Rights Agreement between Birks and Prime Investments S.A., dated as of February 4, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.15	Employment Agreement between Thomas A. Andruskevich and Birks, dated as of September 27, 2004. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.16	Amended Employment Agreement between Thomas A. Andruskevich and Mayors, dated as of June 24, 2004. Incorporated by reference from Mayors Form 10-K filed on June 25, 2004.

4.17	Amended Employment Agreement between Henry Birks & Sons Inc. (n/k/a Birks & Mayors Inc.) and Thomas A. Andruskevich, dated as of November 14, 2005. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.18 *	Employment Agreement between Mr. Thomas A. Andruskevich and Mayors effective April 1, 2008.

4.19 *	Employment Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors on April 1, 2008.

4.20	Employment Agreement between Michael Rabinovitch and Mayors, dated as of August 1, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.21	Amended Employment Agreement between Aida Alvarez and Mayors, dated as of July 19, 2002. Incorporated by reference from Mayors Form 10-Q filed December 17, 2002.

4.22	Form of Senior Management Long-Term Cash Incentive Plan. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.23	Employment Agreement between Joseph Keifer III and Mayors, dated October 1, 2002. Incorporated by reference from Mayors Form 10-Q filed on December 17, 2002.

4.24	Employment Agreement dated September 11, 2003 between John Orrico and Mayors. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.25	Employment Agreement dated April 1, 2005, between Daisy Chin Lor and Mayors. Incorporated by reference from Mayors Form 10-K filed on June 24, 2005. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.26	Employment Agreement between Miranda Melfi and Birks & Mayors dated February 24, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.27	Revolving Credit, Tranche B Loan and Security Agreement by and between Birks & Mayors Inc., the Canadian borrower, Mayor’s, Inc., as the United States borrower, Bank of America, N.A., GMAC Commercial Finance LLC and Back Bay Capital Funding LLC, dated as of January 19, 2006 (“Credit Agreement”). Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.28	First Amendment to the Credit Agreement dated as of November 9, 2006. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.29	Waiver and Second Amendment to the Credit Agreement dated as of November 9, 2006. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.30	Third Amendment to the Credit Agreement dated as of December 5, 2006. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.31	Modification Agreement of the Credit Facility dated as of March 31, 2007. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.32 *	Fourth Amendment to the Credit Agreement dated as of June 28, 2007.

4.33 *	Fifth Amendment to the Credit Agreement dated as of September 25, 2007.

4.34 *	Sixth Amendment to the Credit Agreement dated as of October 30, 2007.

4.35	Tranche B Note by and between Mayor’s, Inc. and Back Bay Capital Funding LLC, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.36	U.S. Revolving Credit Note by and between Mayor’s, Inc. and Bank of America, N.A., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.37	U.S. Revolving Credit Note by and between Mayor’s, Inc. and GMAC Business Credit, LLC, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.38	U.S. Revolving Credit Note by and between Mayor’s Jewelers, Inc. and Lasalle Retail Finance, a Division of Lasalle Business Credit, LLC, as agent For Lasalle Bank Midwest National Association, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.39	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.40	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and GMAC Commercial Finance Corporation - Canada, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.41	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Lasalle Business Credit, a Division of ABN AMRO Bank N.V., Canada Branch, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.42	Stock Pledge Agreement by and between Birks & Mayors Inc., Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.43	Trademark Collateral Security And Pledge Agreement by and between Birks & Mayors Inc., and its various subsidiaries, including Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.44	Intercompany Indemnity, Subrogation and Contribution Agreement by and between Birks & Mayors Inc. and Mayor’s Jewelers, Inc., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.45	Guaranty by and between certain subsidiaries of Birks & Mayors Inc., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.46	Management Consulting Services Agreement between Birks & Mayors Inc. and Iniziativa S.A. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on February 15, 2006.

4.47	First Amendment to Management Consulting Services Agreement between Birks & Mayors Inc. and Iniziativa S.A. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on December 22, 2006.

4.48 *	Assignment of the Management Consulting Services Agreement between Birks & Mayors Inc. and Montrovest B.V.

4.49	Mayor’s Jewelers, Inc., (f/k/a Jan Bell Marketing, Inc.) 1991 Stock Option Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed on April 26, 2006.

4.50	Mayor’s Jewelers, Inc., 2004 Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed on April 26, 2006.

4.51	Birks & Mayors Inc. 2006 Employee Stock Purchase Plan. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.52	Birks & Mayors Inc. Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.53	Stock Option Agreement dated on or about November 2, 1999 between Birks & Mayors Inc. and Filippo Recami. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.54	Stock Option Agreement dated on or about November 2, 1999 between Birks & Mayors Inc. and Gerald Berclaz. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.55	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Peter O’Brien. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.56	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Margherita Oberti. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.57	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Lorenzo Rossi di Montelera. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.58	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Carlo Coda-Nunziante. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.59	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Joseph A. Keifer. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.60	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Marco Pasteris. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.61	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.62	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.63	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.64	Form of Stock Appreciation Right Agreement. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

8.1 *	Subsidiaries of Birks & Mayors Inc.

12.1 *	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2 *	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1 *	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 *	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1 *	Consent of KPMG LLP.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that this meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIRKS & MAYORS INC.
Date:	June 26, 2008
/s/ Thomas A. Andruskevich
Thomas A. Andruskevich,
President and Chief Executive Officer

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Birks & Mayors Inc.

We have audited the accompanying consolidated balance sheets of Birks & Mayors Inc. and subsidiaries as of March 29, 2008 and March 31, 2007 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended March 29, 2008, March 31, 2007 and March 25, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Birks & Mayors Inc. and subsidiaries as of March 29, 2008 and March 31, 2007 and the results of their operations and their cash flows for the years ended March 29, 2008, March 31, 2007 and March 25, 2006 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

Montréal, Canada

June 6, 2008

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	As of
	March 29, 2008	March 31, 2007
	(In thousands)
Assets
Current Assets:
Cash and cash equivalents	$3,170	$2,976
Accounts receivable	11,979	13,240
Inventories	181,925	158,784
Deferred income taxes	4,595	561
Prepaids and other current assets	5,184	5,557

Total current assets	206,853	181,118
Property and equipment	39,575	34,964
Goodwill and other intangible assets	13,123	28,771
Deferred income taxes	31,424	6,536
Other assets	873	1,127

Total non-current assets	84,995	71,398

Total assets	$291,848	$252,516

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$120,131	$109,187
Accounts payable	37,805	28,354
Accrued liabilities	9,611	11,921
Current portion of long-term debt	2,629	1,685

Total current liabilities	170,176	151,147
Long-term debt	24,669	16,217
Other long-term liabilities	4,131	3,655

Total long-term liabilities	28,800	19,872
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 3,562,165 and 3,515,999, respectively	22,200	21,956
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970 and 7,717,970, respectively	38,613	38,613
Class C common stock – no par value, 100,000 authorized, none issued	—	—
Preferred stock – no par value, 2,034,578 authorized, none issued	—	—
Non-voting common shares – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	15,699	15,652
Retained earnings	16,610	6,177
Accumulated other comprehensive loss	(250)	(901)

Total stockholders’ equity	92,872	81,497

Total liabilities and stockholders’ equity	$291,848	$252,516

See accompanying notes to consolidated financial statements

On behalf of the Board of Directors:

/s/ Thomas A. Andruskevich	/s/ Alain Benedetti
Thomas A. Andruskevich, Director	Alain Benedetti, Director

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Fiscal Year Ended
	March 29, 2008	March 31, 2007	March 25, 2006
	(In thousands, except per share amounts)
Net sales	$314,745	$294,282	$275,401
Cost of sales	168,270	152,002	145,887

Gross profit	146,475	142,280	129,514

Selling, general and administrative expenses	128,306	115,457	109,211
Depreciation and amortization	6,876	6,438	5,621

Total operating expenses	135,182	121,895	114,832

Operating income	11,293	20,385	14,682
Interest and other financial costs	10,655	10,078	8,930

Income before income taxes	638	10,307	5,752
Income tax (benefit) expense	(9,795)	(2,816)	40

Net income	$10,433	$13,123	$5,712

Weighted average common shares outstanding
Basic	11,263	11,213	8,701
Diluted	11,720	11,788	10,295
Net income per share
Basic	$0.93	$1.17	$0.66
Diluted	$0.89	$1.11	$0.57

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

(Dollars in thousands)

	Voting common stock outstanding	Voting common stock	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance at March 26, 2005	7,298,544	$36,364	$16,867	$(13,760)	$727	$40,198

Net Income	—	—	—	5,712	—	5,712
Cumulative translation adjustment	—	—	—	—	(1,811)	(1,811)

Total comprehensive income	—	—	—	—	—	3,901
Repurchase of shares	(8,093)	(41)	—	—	—	(41)
Conversion of preferred shares	1,034,272	6,608	—	—	—	6,608
Conversion of convertible notes to common stock	1,016,891	5,168	—	—	—	5,168
Stock options granted to lenders	—	—	89	—	—	89
Compensation income resulting from options and warrants granted to management and employees	—	—	(1,250)	—	—	(1,250)
Compensation resulting from conversion of Mayors employee stock-based awards	—	—	693	—	—	693
Acquisition of Mayors’ minority shares and equity awards	1,866,109	12,347	(346)	—	—	12,001

Balance at March 25, 2006	11,207,723	60,446	16,053	(8,048)	(1,084)	67,367

Net Income	—	—	—	13,123	—	13,123
Cumulative translation adjustment	—	—	—	—	183	183

Total comprehensive income	—	—	—	—	—	13,306
SAB 108 adjustment (see note 18 to the consolidated financial statements)	—	—	—	1,102	—	1,102
Issuance of shares under ESPP and exercise of stock options	26,246	123	—	—	—	123
Reclass to accrued liabilities of stock options granted to lenders in connection with the adoption of SFAS No. 123R	—	—	(568)	—	—	(568)
Compensation expense resulting from SARS granted to Management and Directors	—	—	167	—	—	167

Balance at March 31, 2007	11,233,969	60,569	15,652	6,177	(901)	81,497

Net Income	—	—	—	10,433	—	10,433
Cumulative translation adjustment	—	—	—	—	651	651

Total comprehensive income	—	—	—	—	—	11,084
Issuance of shares under ESPP and exercise of stock options	46,166	244	—	—	—	244
Compensation expense resulting from SARS granted to Management and Directors	—	—	47	—	—	47

Balance at March 29, 2008	11,280,135	$60,813	$15,699	$16,610	$(250)	$92,872

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 29, 2008	March 31, 2007	March 25, 2006
	(In thousands)
Cash flows from operating activities:
Net income	$10,433	$13,123	$5,712
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Deferred income tax benefit	(9,795)	(2,916)	—
Depreciation and amortization	7,805	7,131	6,206
Amortization of debt costs	309	773	709
Non-cash compensation expense (income)	40	193	(557)
Other operating activities, net	(880)	(866)	108
(Increase) decrease in:
Accounts receivable	1,788	(805)	(2,524)
Inventories	(4,450)	(11,069)	(7,699)
Other current assets	875	(2,009)	(426)
Increase (decrease) in:
Accounts payable	6,929	(10,088)	11,739
Accrued liabilities and other long-term liabilities	(1,871)	(4,092)	(222)

Net cash provided by (used in) operating activities	11,183	(10,625)	13,046

Cash flows from investing activities:
Additions to property and equipment	(9,402)	(6,963)	(5,303)
Other investing activities, net	(54)	100	(294)
Acquisitions	(7,025)	—	(228)

Net cash used in investing activities	(16,481)	(6,863)	(5,825)

Cash flows from financing activities:
Increase in bank indebtedness	2,424	32,134	509
Repayment of obligations under capital leases	(1,252)	(933)	(627)
Increase in obligations under capital leases	4,946	—	—
Payment of loan origination fees	(338)	(166)	(1,475)
Stock issuance cost	—	—	(623)
Repayment of long-term debt	(672)	(698)	(2,794)
Other financing activities	209	(35)	(1,152)
Repayment of junior secured term loan	—	(11,668)	(1,000)

Net cash provided by (used in) financing activities	5,317	18,634	(7,162)
Effect of exchange rate on cash	175	(8)	17

Net increase in cash and cash equivalents	194	1,138	76
Cash and cash equivalents, beginning of year	2,976	1,838	1,762

Cash and cash equivalents, end of year	$3,170	$2,976	$1,838

Supplemental disclosure of cash flow information:
Interest paid	$10,846	$9,358	$7,768
Non-cash transactions:
Property and equipment additions acquired through capital leases	$—	$996	$1,538
Property and equipment additions included in accounts payable and accrued liabilities	$635	$1,663	$996
SAB 108 Adjustment (see note 17 to the consolidated financial statements)	$—	$1,102	$—

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

Birks & Mayors Inc. (“Birks & Mayors”) or (“Birks”) or (“the Company”) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the manufacture and retail sale of luxury jewelry, timepieces and giftware. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal years ended March 29, 2008 and March 25, 2006 include fifty-two weeks and fiscal year ended March 31, 2007, includes fifty-three weeks.

1.	Basis of presentation:

These consolidated financial statements include the accounts of the Canadian parent company Birks & Mayors and its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”), and are prepared in U.S. dollars and in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories and accounts receivable, provisions for income taxes, and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. All significant intercompany accounts and transactions have been eliminated upon consolidation. The consolidated financial statements include certain reclassifications of prior period amounts in order to conform with current year presentation.

2.	Acquisitions:

(a)

On November 13, 2007, the Company acquired the net assets of Brinkhaus, a privately-owned jewelry company that operated two stores in Western Canada for cash and notes of approximately $13.0 million. In connection with the transaction, the Company made an initial payment of $7.0 million which was funded through its working capital credit facility. Under the terms of the purchase agreement the remaining purchase price is to be paid in installments with a payment of approximately $0.9 million to be paid on June 2, 2008, and three subsequent payments of $1.7 million, each to be paid annually on April 30th beginning in 2009. In its Consolidated Financial Statements for the period ended March 29, 2008, the Company recorded $11.9 million of net assets in connection with the acquisition, representing the discounted value of these payments, with the balance of $1.1 million representing imputed interest on the notes. The acquisition has been accounted for as a business combination using the purchase method of accounting, with the results of Brinkhaus operations combined with the Company’s results of operations from the purchase date.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

2.	Acquisitions (continued):

The summary of the purchase price allocation is as follows (in thousands of dollars):

Inventories	$10,344
Property and equipment, net	462
Trademarks	77
Goodwill	985

Total assets acquired	$11,868

(b)	Prior to November 14, 2005, the Company owned approximately 75.8% of Mayors outstanding shares. On November 14, 2005, the Company acquired the remaining minority shares of Mayors, representing approximately 24.2% of Mayors outstanding shares through the issuance of 1,866,109 of the Company’s Class A common stock with an allocated fair value of $12.3 million and $1.7 million of acquisition costs. The Company also recorded an additional $132,000 of purchased value related to the acquisition associated with the Company’s exchange of outstanding stock options, warrants and stock appreciation rights (SARs) both vested and unvested with the same type of equity based awards of the Company. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” the Company applied the purchase method of accounting to record this transaction. As a result of cumulative losses which eliminated the value of minority interests associated with Mayors, $727,000 of the purchase price was allocated to trade name with the remaining $13.4 million of purchase price being allocated to goodwill.

3.	Significant accounting policies:

(a)	Revenue recognition:

Sales are recognized at the point of sale when merchandise is taken or shipped to a customer. Shipping and handling fees billed to customers are included in net sales. Revenues for gift certificate sales and store credits are recognized upon redemption. Prior to recognition as a sale, gift certificates are recorded as accrued liabilities on the balance sheet. Certificates outstanding for more than 24 months and not subject to unclaimed property laws are recorded as income. Certificates outstanding for more than 24 months and subject to unclaimed property laws are maintained as accrued liabilities until remitted in accordance with local ordinances. Sales of consignment merchandise are recognized at such time as the merchandise is sold and are recorded on a gross basis because the Company is the primary obligor of the transaction, has general latitude on setting the price, has discretion as to the suppliers, is involved in the selection of the product and has inventory loss risk. Sales are reported net of returns and sales taxes. The Company generally gives its customers the right to return merchandise purchased by them within 10 to 90 days, depending on the product sold and records a provision at the time of sale for the effect of the estimated returns. Revenues for repair services are recognized when the service is delivered to and accepted by the customer.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

3.	Significant accounting policies (continued):

(b)	Cost of sales:

Cost of sales includes direct inbound freight, direct labor related to repair services, design and creative, the jewelry studio, inventory shrink, inventory thefts, and boxes (jewelry, watch and giftware). Indirect freight including inter-store transfers, purchasing and receiving costs, distribution costs, warehousing costs and quality control costs are included in selling, general and administrative expenses. Purchase discounts are recorded as a reduction of inventory cost and are recorded to cost of sales as the items are sold. Mark down dollars received from vendors are recorded as a reduction of inventory costs to the specific items to which they apply and are recognized in cost of sales once the items are sold. Other vendor allowances, primarily related to the achievement of certain milestones, are infrequent and insignificant and are recognized upon achievement of the specified milestone in cost of sales. Included in cost of sales is depreciation related to manufacturing machinery, equipment and facilities of $929,000, $693,000 and $585,000 for the years ended March 29, 2008, March 31, 2007 and March 25, 2006, respectively.

(c)	Cash and cash equivalents:

The Company considers all highly liquid investments purchased with original maturities of three months or less and amounts receivable from external credit card issuers to be cash equivalents. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $1.8 million at March 29, 2008 and $1.4 million at March 31, 2007.

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

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

3.	Significant accounting policies (continued):

(e)	Inventories (continued):

Inventory is written down for estimated slow moving inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

(f)	Property and equipment:

Property and equipment are recorded at cost. Maintenance and repair costs are charged to selling, general and administrative expenses as incurred, while expenditures for major renewals and improvements are capitalized. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the assets as follows:

Asset	Period
Buildings	Lesser of term of the lease or the useful life
Leasehold improvements	Lesser of term of the lease or the useful life of assets
Software and electronic equipment	3 - 10 years
Molds	3 - 20 years
Furniture and fixtures	5 - 8 years
Equipment and vehicles	3 - 8 years

(g)	Goodwill and intangible assets:

Goodwill is not amortized but is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The Company has selected the Company’s fiscal year-end as the measurement date for the impairment test, which was performed and the goodwill amount was not considered impaired. Goodwill was $11.9 million at March 29, 2008 and $27.8 million at March 31, 2007, all of which was allocated to the Company’s retail segment. The changes in the carrying amount of goodwill for the years ended March 29, 2008 and March 31, 2007, are as follows (in thousands):

Carrying amount as of March 25, 2006	$29,097
Adjustment for recognition of deferred tax asset	(1,345)

Carrying amount as of March 31, 2007	27,752
Acquisition of Brinkhaus	985
Foreign currency exchange rate changes	259
Adjustment for recognition of deferred tax asset	(17,060)

Carrying amount as of March 29, 2008	$11,936

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

3.	Significant accounting policies (continued):

(g)	Goodwill and intangible assets (continued):

During fiscal 2008, the Company recorded a $17.1 million reduction in goodwill which represents unrecognized deferred tax assets acquired in a business combination which were recognized during fiscal 2008 because the Company’s management determined that they were more-likely-than-not to be realized. Trademarks and tradenames are being amortized using the straight-line method over a period of 15 to 20 years. The Company had $1.4 million and $1.3 million of unamortized intangible assets at March 29, 2008 and March 31, 2007, respectively. The Company had $0.2 million and $0.2 million of accumulated amortization of intangibles at March 29, 2008 and March 31, 2007, respectively. During fiscal 2008, the Company recorded $0.1 million of trademarks associated with its acquisition of the Brinkhaus trademark.

(h)	Deferred financing costs:

The Company amortizes deferred financing costs incurred in connection with its financing agreements using the effective interest method over the related period of the financing. Such deferred costs are included in other assets in the accompanying consolidated balance sheets.

(i)	Warranty accrual:

The Company generally provides warranties on its jewelry and watches for periods extending up to three years and has a battery replacement policy for its private label watches. The Company accrues a liability based on its historical repair costs for such warranties.

(j)	Income taxes:

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS 109, deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial statement reporting purposes and the bases for income tax purposes, and (b) operating losses and tax credit carryforwards. Deferred income tax assets are evaluated and, if realization is not considered to be more-likely-than-not in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN No. 48”), a valuation allowance is provided.

(k)	Foreign exchange:

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date. Other balance sheet items denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Gains (losses) on foreign exchange of $(248,000), $28,000 and $308,000 are recorded in cost of goods sold, and $0, $0 and $172,000 are recorded in interest and other financial costs for the years ended March 29, 2008, March 31, 2007 and March 25, 2006, respectively.

Birks & Mayors’ Canadian operations’ functional currency is the Canadian dollar while the reporting currency of the Company is the U.S. dollar. The assets and liabilities denominated in Canadian dollars are translated for reporting purposes at exchange rates in effect at the balance sheet dates.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

3.	Significant accounting policies (continued):

(k)	Foreign exchange (continued):

Revenue and expense items are translated at average exchange rates prevailing during the periods. The resulting gains and losses are accumulated in other comprehensive income.

(l)	Accounting for stock-based compensation:

Effective March 26, 2006, the Company adopted SFAS No. 123R using the modified prospective transition method. Under the modified prospective transition method, fair value accounting and recognition provisions of SFAS No. 123R are applied to share-based awards granted or modified subsequent to the date of adoption and prior periods presented are not restated. In addition, for awards granted prior to the effective date, the unvested portion of the awards is recognized in periods subsequent to the effective date based on the grant date fair value determined for pro forma disclosure purposes under SFAS No. 123 prior to the adoption of SFAS No. 123R. The compensation cost calculated under the fair value approach is recognized on a pro rata basis over the vesting period of the stock options and SARs (usually three years). The fair value for granted options and SARs was estimated at the time of the grant using the Black-Scholes option-pricing model. Due to limited trading history, the expected volatilities are based on the volatility of share prices of similar entities. The risk-free rate for periods within the contractual life of the stock-based award is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award is granted with a maturity equal to the expected life of the stock option award. The Company uses historical data to estimate stock-based awards exercises and forfeitures within the valuation model. The expected term of stock-based awards granted is derived from historical exercise experience under the share-based employee compensation arrangements and represents the period of time that stock-based awards granted are expected to be outstanding.

Pro forma net income and net income per share, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based compensation for the period ended March 25, 2006 which was prior to the Company’s adoption of SFAS No. 123 is as follows:

Fiscal Year Ended March 25, 2006
Net income as reported	$5,712

Employee compensation (income) expense considered in the determination of net income	(557)

Adjusted net income	5,155
Stock-based employee compensation expense determined under fair-value based method for all awards, net of tax	(462)

Pro forma net income	$4,693

Earnings per basic share:
As reported	$0.66
Pro forma	$0.54

Earnings per diluted share:
As reported	$0.57
Pro forma	$0.48

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

3.	Significant accounting policies (continued):

(m)	Long-lived assets:

The Company periodically reviews the estimated useful lives of its depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Measurement of an impairment loss for such long-lived assets would be based on the difference between the carrying value and the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. During fiscal 2008, 2007 and 2006, the Company did not recognize any impairment charges in its consolidated financial statements.

(n)	Advertising and marketing costs:

Advertising and marketing costs are generally charged to expense as incurred. However, certain expenses such as those related to catalogs are expensed at the time such catalogs are shipped to recipients. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses and amounted to $3.4 million, $3.6 million and $3.2 million in the years ended March 29, 2008, March 31, 2007 and March 25, 2006, respectively. Advertising and marketing expense, net of vendor cooperative advertising allowances, amounted to $15.1 million, $11.4 million and $10.7 million in the years ended March 29, 2008, March 31, 2007 and March 25, 2006, respectively.

(o)	Pre-opening expenses:

Pre-opening expenses related to the opening of new and relocated stores are expensed in the period incurred.

(p)	Operating leases:

All material lessor incentive amounts on operating leases are deferred and amortized as a reduction of rent expense over the term of the lease. Rent expense is recorded on a straight-line basis, which takes into effect any rent escalations, rent holidays and fixturing periods. Lease terms are from the inception of the fixturing period until the end of the initial lease term and generally exclude renewal periods, however, renewal periods would be included in instances in which the exercise of the renewal period option would be reasonably assured and failure to exercise such option would result in an economic penalty.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

3.	Significant accounting policies (continued):

(q)	Earnings per common share:

The following table sets forth the computation of basic and diluted earnings per common share for the years ended March 29, 2008, March 31, 2007 and March 25, 2006:

	Fiscal Year Ended
	March 29, 2008	March 31, 2007	March 25, 2006
	(In thousands, except per share data)
Basic earnings per common share computation:
Numerator:
Net income	$10,433	$13,123	$5,712
Denominator:
Weighted-average common shares outstanding	11,263	11,213	8,701
Earnings per common share	$0.93	$1.17	$0.66

Diluted earnings per common share computation:
Numerator:
Net income	$10,433	$13,123	$5,712
Interest on convertible notes	—	—	195

	$10,433	$13,123	$5,907
Denominator:
Weighted-average common shares outstanding	11,263	11,213	8,701
Dilutive effect of stock options, warrants and stock appreciation rights (SARs)	457	575	312
Dilutive effect of preferred stock	—	—	646
Dilutive effect of convertible debt	—	—	636

Weighted-average common shares outstanding - diluted	11,720	11,788	10,295

Diluted earnings per common share	$0.89	$1.11	$0.57

The effect from the assumed exercise of 79,000, 103,000 and 140,000 of stock options was not included in the above computation of diluted earnings per common share for the years ended March 29, 2008, March 31, 2007 and March 25, 2006, respectively, because such amounts would have had an antidilutive effect.

(r)	Commodity and currency risk:

The Company has exposure to market risk related to gold, silver, platinum and diamond purchases and foreign exchange risk. The Company periodically enters into gold futures contracts and foreign exchange forward contracts to economically hedge a portion of these risks. At March 29, 2008 and March 31, 2007, respectively, there were no contracts outstanding.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

3.	Significant accounting policies (continued):

(s)	Recent Accounting Pronouncements:

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal years beginning after November 15, 2007. The Company has evaluated the provisions of SFAS No. 159 and determined that its adoption will not have a material effect on the Company’s financial position or earnings.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which establishes a framework for measuring fair value of assets and liabilities and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS No. 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB permitted deferral of the implementation of the provisions of SFAS No. 157 relating to nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The Company has evaluated the provisions of SFAS No. 157 and determined that its adoption will not have a material effect on the Company’s financial position or earnings.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law, or obligations/liabilities. The interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Company has adopted FIN 48 as of April 1, 2007. The Company did not recognize a cumulative-effect adjustment to its opening balance of retained earnings as a result of the adoption of FIN 48. During fiscal 2008, the unrecognized tax benefits were increased by approximately $0.9 million to $1.9 million, all of which would affect the effective tax rate if recognized.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” SFAS No. 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company’s equity. It also requires the amount of consolidated net earnings attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of earnings; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company has evaluated the provisions of SFAS No. 160 and determined that its adoption will not have a material effect on the Company’s financial position or earnings.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

3.	Significant accounting policies (continued):

(s)	Recent Accounting Pronouncements (continued):

In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R states that all business combinations (whether full, partial or step acquisitions) will result in all assets and liabilities of an acquired business being recorded at their acquisition date fair values. Earn-outs and other forms of contingent consideration and certain acquired contingencies will also be recorded at fair value at the acquisition date. SFAS No. 141R also states acquisition costs will generally be expensed as incurred; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense; and restructuring costs will be expensed in periods after the acquisition date. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008 or at the beginning of the Company’s fiscal year ended March 27, 2010. The Company is currently evaluating the impact, if any, of adopting SFAS No. 141R on its consolidated financial statements.

4.	Accounts receivable:

Accounts receivable at March 29, 2008 and March 31, 2007 consist of the following:

	As of
	March 29, 2008	March 31, 2007
	(In thousands)
Customer trade receivables	$8,651	$10,282
Other receivables	3,328	2,958

	$11,979	$13,240

Continuity of the allowance for doubtful accounts is as follows (in thousands):

Balance March 26, 2005	$1,015
Additional provision recorded	400
Net write-offs	(419)

Balance March 25, 2006	996
Additional provision recorded	177
Net write-offs	(255)

Balance March 31, 2007	918
Additional provision recorded	444
Net write-offs	(171)

Balance March 29, 2008	$1,191

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

4.	Accounts receivable (continued):

Certain sales plans relating to customers’ use of Mayors credit cards provide for revolving lines of credit and/or installment plans under which the payment terms exceed one year. In accordance with industry practice, these receivables, amounting to approximately $2.7 million and $3.0 million at March 29, 2008 and March 31, 2007, respectively, are included in accounts receivable in the accompanying consolidated balance sheets.

5.	Inventories:

Inventories are summarized as follows:

	As of
	March 29, 2008	March 31, 2007
	(In thousands)
Raw materials	$6,951	$5,282
Work in progress	2,861	2,542
Retail inventories and manufactured finished goods	172,113	150,960

	$181,925	$158,784

6.	Property and equipment:

The components of property and equipment are as follows:

	As of
	March 29, 2008	March 31, 2007
	(In thousands)
Land	$6,687	$5,955
Buildings	10,114	8,944
Leasehold improvements	49,719	41,596
Molds	5,339	4,334
Furniture and fixtures	10,475	9,107
Software and electronic equipment	20,985	18,219
Equipment and vehicles	2,361	2,172

	105,680	90,327
Accumulated depreciation	(66,105)	(55,363)

	$39,575	$34,964

Property and equipment, having a cost of $20.4 million and a net book value of $15.5 million at March 29, 2008, and a cost of $14.1 million and a net book value of $10.9 million at March 31, 2007, are under capital leasing arrangements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

7.	Bank indebtedness:

(a)	On September 25, 2007, the Company amended the terms of our revolving working capital credit facility to increase our line of credit by $10 million from $135.0 million to $145.0 million to accommodate for the translation of our Canadian debt into a higher amount of U.S dollars under the line of credit. On October 30, 2007 and in connection with the acquisition of the assets of Brinkhaus, a privately-owned jewelry company that operated two stores in Western Canada, the Company amended the terms of its working capital credit facility to facilitate the purchase of the assets of Brinkhaus and to increase the limit on the credit facility by $15.0 million to $160.0 million (see Note 2 to the Company’s Consolidated Financial Statements for a discussion regarding the acquisition). This agreement will mature on January 19, 2009. As of March 29, 2008 and March 31, 2007, bank indebtedness consisted solely of the Company’s working capital credit facility which had an outstanding balance of $120.1 million and $109.2 million, respectively. The working capital credit facility bears interest at a floating rate of prime or prime plus 0.25% depending on the excess borrowing capacity, or, at the Company’s election, at a LIBOR based rate plus 1.25%, or LIBOR based rate plus 1.50%, or, LIBOR based rate plus 2.00%, depending on the excess borrowing capacity and fixed coverage ratio. On March 29, 2008, the borrowing alternatives were at prime and at LIBOR plus 1.25%.

The $160 million working capital credit facility is collateralized by substantially all of the Company’s assets. Availability under the working capital credit facility is determined based upon a percentage formula applied to certain inventory, accounts receivable and other assets and has certain restrictions regarding borrowing availability. The Company’s excess borrowing capacity was $18.9 million as of March 29, 2008.

The working capital credit facility has one financial covenant, which is tested only at certain net excess borrowing capacity thresholds. As of March 29, 2008, the Company was in compliance with the terms of the credit facility agreement. The working capital credit facility also contains limitations on the Company’s ability to pay dividends. Under the terms of the facility, the Company can only pay dividends at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve month period.

The information concerning the Company’s working capital credit facility is as follows:

	Fiscal Year Ended
	March 29, 2008	March 31, 2007
	(In thousands)
Maximum borrowing outstanding during the year	$155,025	$122,509
Average outstanding balance during the year	$121,602	$102,874
Weighted average interest rate for the year	6.10%	6.37%
Effective interest rate at year-end	5.07%	6.15%

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

7.	Bank indebtedness (continued):

As security for the bank indebtedness and long-term debt, the Company has provided some of its lenders the following: (i) general assignment of all accounts receivable, other receivables and trademarks; (ii) general security agreements; (iii) insurance on physical assets in a minimum amount equivalent to the indebtedness, assigned to the lenders; (iv) a mortgage on moveable property (general) under the Civil Code (Québec) of $245,555,000 (CAN$250,000,000); (v) lien on machinery, equipment and molds and dies; and (vi) a pledge of trademark and stock of the Company’s subsidiaries.

8.	Long-term debt:

(a)	Long-term debt consists of the following:

	As of
	March 29, 2008	March 31, 2007
	(In thousands)
Term loan from Investissement Québec, bearing interest at an annual rate of prime plus 1.5%, repayable to February 2010 in equal monthly capital repayments of $52,600 (Cdn$53,600), secured by the assets of the Company, ranking second to the Company’s bank indebtedness.	$1,207	$1,623
Obligation under capital lease on land and building, bearing annual interest of 5%, repayable in monthly capital installments of $5,400, maturing in March 2025, secured by the property, second position on other assets of Henry Birks & Sons US Inc. and a guarantee by the Company subordinated to all pre-existing debt.	1,105	1,165
Obligations under capital leases, at annual interest rates between 4.9% and 10%, secured by leasehold improvements, furniture, and equipment, maturing at various dates from August 2008 to December 2012.	5,723	1,874
Obligation under capital lease on land and buildings, pursuant to a sale-leaseback transaction. The term loan is being amortized using an implicit annual interest rate of 10.74% over the term of the lease of 20 years with a balloon payment.	14,743	13,061
Noninterest bearing notes payable with a 10% imputed interest rate entered into in connection with the acquisition of certain assets of Brinkhaus, repayable in installments with a payment of approximately $751,000 (Cdn$765,000) on June 2, 2008 and three subsequent payments of $1,670,000 (Cdn$1,700,000), each to be paid annually on April 30th beginning in 2009.	4,389	—
Other long-term loans payable	131	179

	27,298	17,902
Current portion of long-term debt	2,629	1,685

	$24,669	$16,217

(b)	During fiscal 2008, the Company entered into a Master Lease Agreement with Bank of America with a maximum of $7.5 million of funds available to lease equipment and leasehold improvements. As of March 29, 2008, the Company had entered into a $4.9 million capital lease under the terms of this agreement.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

8.	Long-term debt (continued):

(c)	Future minimum lease payments for capital leases required in the following five years and thereafter are as follows (in thousands):

Year ending March:
2009	$3,569
2010	3,019
2011	2,911
2012	2,897
2013	3,423
Thereafter	23,727

39,546
Less imputed interest	17,975

$21,571

(d)	Principal payments on long-term debt required in the following five years and thereafter, including obligations under capital leases, are as follows (in thousands):

Year ending March:
2009	$2,629
2010	3,324
2011	2,542
2012	2,451
2013	1,839
Thereafter	14,513

$27,298

9.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:

(i)	The Company can issue stock options and SARs to executive management, key employees and directors under a stock-based compensation plan. Through March 25, 2006, the Company historically accounted for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees and related interpretations” (“APB 25”) in accounting for its stock-based compensation plans. Accordingly, compensation expense has only been recognized for awards which met the definition of variable awards under APB 25. The Company has historically reported pro forma results under the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” On March 26, 2006, the Company adopted Statement of Financial Accounting Standard No. 123(R) (“SFAS No. 123R”), “Share-Based Payment,” which is a revision of SFAS No. 123. SFAS No. 123R supersedes APB 25 and amends Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows.”

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

9.	Benefit plans and stock-based compensation (continued):

In 2006, the Company adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of the Company. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The Long-Term Incentive Plan provides for the grant of units and performance units or share awards. The Long-Term Incentive Plan authorizes the issuance of 900,000 Class A voting shares, which consist of authorized but unissued Class A voting shares. The Company is restricted from issuing Class A voting shares or equity based awards under this program without the approval of the shareholders of the Company if such issuance, when combined with the Class A voting shares issuable under this plan or any of the Company’s other equity incentive award plans exceeds 1,304,025 Class A voting shares. Based on the current number of awards outstanding under all of the Company’s plans, no additional equity incentive awards are currently issuable without shareholder approval. Cash settled awards, however, are permitted. The Company has outstanding employee stock options issued under the Birks Employee Stock Option Plan (the “Birks ESOP”). The Birks ESOP was authorized to issue 237,907 shares or 10% of non-voting common stock. The granting of options, the exercise price and the related vesting period were determined at the discretion of the Board of Directors. The lives of the options issued under the Birks ESOP were not to exceed 10 years with options vesting generally pro-rata over four years. Effective November 15, 2005, no awards are permitted to be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms. As of March 29, 2008, March 31, 2007 and March 25, 2006, there were 136,467, 162,437, and 162,837 Class A voting shares underlying options granted under the Birks ESOP, respectively.

(ii)	The Company has also entered into separate agreements to issue options to purchase Class A voting shares of the Company to the Company’s Chief Executive Officer and Class A voting shares to a director of the Company. As of March 29, 2008, the Company’s Chief Executive Officer held options to purchase 512,603 Class A voting shares of the Company and a director of the Company held options to purchase 126,672 of Class A voting shares. These options are exercisable at prices ranging from CAN$6.00 to CAN$7.00 per share. The options issued to a director of the Company are exercisable and expire in November 2009. The options issued to the Company’s Chief Executive Officer are exercisable and expire either two years after termination or ten years after retirement. As a result of adopting SFAS No. 123R, no compensation income or expense was required to be recorded for these options for the years ended March 29, 2008 and March 31, 2007, respectively. Non-cash compensation income of $731,000 related to certain of the options issued to the Company’s Chief Executive Officer was recorded in selling, general and administrative expenses for the year ended March 25, 2006.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

9.	Benefit plans and stock-based compensation (continued):

(iii)	As of March 29, 2008, the Company had outstanding 15,000 options granted to members of its Board of Directors to acquire Class A voting shares of the Company for a purchase price of CAN$7.73 exercisable at any time until April 23, 2014. No compensation expense (income) was recorded during the years ended March 29, 2008 and March 31, 2007, respectively. Compensation income of $31,000 was recorded in selling, general and administrative expenses for the year ended March 25, 2006.

The following is a summary of the activity of Birks’ stock option plans and arrangements (in Canadian dollars):

	Options	Weighted average exercise price
		(CAN dollars)
Outstanding March 26, 2005	783,290	$6.43
Granted	81,096	6.12
Forfeited/cancelled	(29,582)	7.19

Outstanding March 25, 2006	834,804	6.40
Forfeited/cancelled	(819)	7.73

Outstanding March 31, 2007	833,985	6.39
Exercised	(16,697)	6.25
Forfeited/cancelled	(25,521)	6.64

Outstanding March 29, 2008	791,767	$6.39

A summary of the status of Birks’ stock options at March 29, 2008 is presented below:

	Options outstanding		Options exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
(CAN dollars)					(CAN dollars)
$6.00 – 6.24	320,641	4.3	$6.00	320,641	$6.00
$6.25 – 6.99	268,969	3.2	6.25	268,969	6.25
$7.00 – 7.72	154,907	4.5	7.00	154,907	7.00
$7.73 – 7.73	47,250	5.5	7.73	42,250	7.73

$6.00 – 7.73	791,767	4.0	$6.39	786,767	$6.38

Included in the above calculation were 512,603 options to purchase Class A voting shares held by the Company’s Chief Executive Officer, which expire either two years after termination or ten years after retirement. For purposes of the table above, the remaining contractual life was estimated to be the remaining period under his employment agreement, plus two years.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

9.	Benefit plans and stock-based compensation (continued):

(iv)	Under plans approved by the former Board of Directors of Mayors, the Company has outstanding stock options and SARs issued to employees and members of the Company’s Board of Directors. Under these plans, the option price was required to equal the market price of the stock on the date of the grant or in the case of an individual who owned 10% or more of the common stock of Mayors, the minimum price was to be set at 110% of the market price at the time of issuance. Options granted under these programs generally became exercisable from six months to three years after the date of grant, provided that the individual was continuously employed by Mayors, or in the case of directors, remained on the Board of Directors. All options generally expired no more than ten years after the date of grant. No further awards will be granted under these plans. However, these plans will remain effective until the outstanding awards issued under the plans terminate or expire by their terms.

As of March 29, 2008, the Company had outstanding 113,034 SARs previously issued under the Mayors plan to members of senior management at a strike price of $6.21. The grantees’ interests in these SARs generally vest ratably over a three year period and expire ten years after grant. Prior to the Company’s adoption of SFAS No. 123R, these awards were considered variable awards under APB 25, with changes in the fair value above the strike price of the underlying stock recorded in the Consolidated Statements of Operations. These awards are considered equity incentive awards under SFAS No. 123R and as such, the fair value of these awards as calculated at the time of their grant is recorded as an expense over the vesting period. As of March 29, 2008, the weighted-average remaining contractual life of these awards was 7.4 years and the aggregate intrinsic value was $0. The Company recorded $55,000 and $144,000 of compensation expense related to these awards under the guidance of SFAS No. 123R for the fiscal years ended March 29, 2008 and March 31, 2007, respectively. No compensation expense was recorded for these awards in the fiscal year ended March 25, 2006.

As of March 29, 2008, there was approximately $3,700 of total unrecognized stock-based compensation costs related to unvested SARs granted under the Company’s plans that will be recognized over a weighted average remaining period of 0.3 years.

In 2006, the Company adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks & Mayors business. As of March 29, 2008, there were 23,970 cash-based stock appreciation rights that were granted under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $7.69.

The Company issued new shares to satisfy share-based awards and exercise of stock options. During fiscal 2008 and fiscal 2007, respectively, no cash was used to settle equity instruments granted under share-based payment arrangements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

9.	Benefit plans and stock-based compensation (continued):

(a)	Stock option plans and arrangements (continued):

The following is a summary of the activity of Mayors stock option plans. The number of options and exercise price have been adjusted to reflect the conversion rate of .08695 related to Birks & Mayors purchase of the minority shares of Mayors on November 14, 2005:

	Options	Weighted average exercise price
Outstanding March 26, 2005	407,444	$16.34
Forfeited/cancelled	(35,995)	29.10
Exercised	(1,449)	2.65

Outstanding March 25, 2006	370,000	13.96
Forfeited/cancelled	(32,476)	30.03
Exercised	(13,911)	3.27

Outstanding March 31, 2007	323,613	12.81
Forfeited/cancelled	(27,977)	14.13
Exercised	(5,216)	4.47

Outstanding March 29, 2008	290,420	$12.84

A summary of the status of the option plans at March 29, 2008 is presented below:

		Options outstanding and exercisable
Range of exercise prices	Number outstanding	Weighted average remaining life (years)		Weighted average exercise price
$ 2.65 – 3.98	206,938	4.6	*	$3.17
$ 3.99 – 5.99	434	4.7		4.38
$ 6.00 – 9.00	9,559	6.2		8.14
$ 9.01 – 13.52	9,121	4.7		10.67
$ 13.53 – 20.30	6,291	3.5		17.58
$ 20.31 – 30.47	20,914	1.9		28.24
$ 30.48 – 45.72	28,767	3.0		42.65
$ 45.73 – 68.60	3,035	1.0		54.63
$ 68.61 – 155.27	5,361	4.2		149.46

$ 2.65 – 155.27	290,420	4.2		$12.84

*	Included in the above calculation were 130,425 options that were granted to the Company’s Chief Executive Officer and expire either after ten years from the grant date or two years after termination of employment. For purposes of the information within the table above, a term of ten years from the issuance date is used.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

9.	Benefit plans and stock-based compensation (continued):

(b)	As of March 29, 2008, the Company had outstanding warrants exercisable into 382,693 shares of the Company’s stock. These warrants have a weighted average exercise price of $3.42 per share. As of November 1, 2005, these awards were fully-vested and no additional compensation expense will be recognized under the requirements of SFAS No. 123R. Non-cash compensation income included in selling, general and administrative expenses for the year ended March 25, 2006 related to these warrants was approximately $487,000.

(c)	In connection with its term loan agreement with Investissement Québec, the lender is entitled to 99,428 options to purchase Class A voting shares at $4.44 (CAN$4.52) per share. At March 29, 2008, each option had a fair value of $1.56 (CAN$1.59) for a total value of approximately $155,000 (CAN$158,000). The Company recorded a $330,000 reduction in interest expense associated with these options during fiscal 2008. During fiscal 2007 and 2006, the Company recorded $255,000 and $70,328, respectively, of additional interest expense related to these options. Interest expense associated with these options is recorded in interest and other financial costs in the Company’s Consolidated Statement of Operations. These awards are accounted for as liabilities under SFAS No. 123R and the fair value of these awards was estimated as of March 29, 2008 using the Black-Scholes pricing model with the following weighted-average assumptions:

Fiscal year ended March 29, 2008
Dividend yield	0%
Expected volatility	50.83%
Risk-free interest rate	1.89%
Expected terms in years	3.25

(d)	As of March 29, 2008, the Company had outstanding with a lending institution, 46,845 options to acquire common stock of the Company for a purchase price of $0.26 (CAN$0.26) per share, exercisable at any time on or prior to April 30, 2008.

(e)	Employee stock purchase plan:

In February 2006, Birks & Mayors adopted an Employee Stock Purchase Plan (“ESPP”). The ESPP permits eligible employees, which does not include executives of the Company, to purchase the Company’s Class A voting stock at 85% of the Class A voting shares fair market value through regular payroll deductions. A total of 100,000 shares of the Company’s Class A voting shares are reserved for issuance under the ESPP. As of March 29, 2008, there were 63,403 shares of Class A voting shares available for issuance. During fiscal 2008 and 2007, the Company had issued 24,253 and 12,344 shares under this plan, respectively.

Prior to the November purchase by Birks & Mayors of the remaining minority shares of Mayors, Mayors had an Employee Stock Purchase Plan (“ESPP”), which permitted eligible employees, not including executives of Mayors, to purchase common stock from Mayors at 85% of its fair market value through regular payroll deductions. Purchase discounts provided under the terms of this plan are recorded as selling, general, and administrative expenses in the Company’s consolidated financial statements. This plan was cancelled as of November 14, 2005. Prior to that time 50,956 shares had been issued including 2,941 shares during the year ended March 25, 2006. During the year ended March 26, 2005, 30,285 shares were issued. These amounts have been adjusted to reflect the merger exchange rate of 0.08695.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

9.	Benefit plans and stock-based compensation (continued):

(f)	Profit sharing plan:

Mayors has a 401(k) Profit Sharing Plan & Trust (the “Plan”), which permits eligible employees to make contributions to the Plan on a pretax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Mayors makes a cash contribution of 25% of the employee’s pretax contribution, up to 4% of Mayors employee’s compensation, in any calendar year. The employer match amounted to $102,916, $103,578 and $93,829 for the years ended March 29, 2008, March 31, 2007 and March 25, 2006, respectively.

(g)	Executive Management Long-term Cash Incentive Plan

During the year ended March 31, 2007, the Board of Directors approved the Executive Management Long-term Cash Incentive Plan (“LTCIP”), a cash-based performance plan for members of senior management . The intention of this LTCIP is to reward members of senior management based on the performance of the Company over two performance measurement periods which are comprised of three-year cycles, the first of which began with the fiscal year ended March 31, 2007 through March 28, 2009 and the second cycle being the period from the beginning of the fiscal year ended March 29, 2008 through March 27, 2010. The average sales growth rate and average Return on Equity of the Company during this three year period will determine whether and to what extent any payout under this plan will be. The achievement level will then be applied against a targeted compensation amount for each member of senior management covered in the plan.

For a member of senior management to be entitled to a payout under the LTCIP, they must be employed through the completion of the cycle and at the date of payment. In addition, the salary that will be used for each executive in determining their payout will be the salary in force on the first day of the eligibility period for the first cycle and the first day of the third year in the measurement period for the second cycle.

The total compensation amount for all executives is estimated to be approximately $4.8 million if maximum payout levels are achieved. During fiscal 2008, the Company recorded $0.8 million of additional selling, general and administrative expenses in accordance with this agreement. Based on cumulative performance and estimates of future performance, the Company believes the first cycle may have an estimated payout of $1.1 million and the second cycle would have no payout.

During fiscal 2007, the Company did not believe it had a sufficient basis to determine whether the targeted performance levels which trigger any payout would be met since only one year had elapsed. Accordingly, no liability or expense related to this plan was recorded.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

10.	Income taxes:

(a)	The Company adopted the provisions of FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of FASB Statement No. 109 (“SFAS 109”) on April 1, 2007. During fiscal 2008, the unrecognized tax benefits were increased by approximately $0.9 million to $1.9 million, all of which would affect the effective tax rate if recognized.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 29, 2008, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2005 through 2008 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The significant items comprising the Company’s net deferred tax assets at March 29, 2008 and March 31, 2007 are as follows:

	Fiscal Year Ended
	March 29, 2008	March 31, 2007
Deferred tax assets:	(In thousands)
Loss and tax credit carry forwards	$31,862	$32,540
Difference between book and tax basis of property and equipment	5,544	5,674
Inventory allowances	1,235	1,115
Other reserves not currently deductible	877	722
Capital lease obligation	4,050	4,418
Expenses not currently deductible	647	486
Other	447	589

Net deferred tax asset before valuation allowance	44,662	45,544
Valuation allowance	(8,643)	(38,447)

Net deferred tax asset	$36,019	$7,097

The valuation allowance has been recorded to reduce the net deferred tax asset to the amount that the Company believes, after evaluating the currently available evidence, will more-likely-than-not be realized.

The Company’s income tax (benefit) expense consists of the following components:

	Fiscal Year Ended
	March 29, 2008	March 31, 2007	March 25, 2006
	(In thousands)
Income tax (benefit) expense:
Current	$1,034	$948	$40
Deferred	(27,889)	(5,109)	—
Benefit allocated to reduce goodwill	17,060	1,345	—

Income tax (benefit) expense	$(9,795)	$(2,816)	$40

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

10.	Income taxes (continued):

The Company’s current federal tax payable at March 29, 2008, March 31, 2007, and March 25, 2006, was $1,875,000, $948,000 and $40,000, respectively. The Company’s (benefit) provision for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended
	March 29, 2008	March 31, 2007	March 25, 2006
Canadian statutory rate	33.2%	33.8%	33.8%
Rate differential for US operations	8.2%	2.3%	1.4%
US alternative minimum tax	—	1.0%	—
Reversal of valuation allowance on deferred tax assets	(1,963.5)%	—	—
Tax benefit of losses and other tax attributes	—	(75.6)%	(32.1)%
Adjustments due to rate enactment and prior year items	338.4%	8.2%	—
Permanent differences and other	49.4%	3.0%	(2.4)%

Total	(1,534.3)%	(27.3)%	0.7%

(b)	At March 29, 2008, the Company had federal non-capital losses of Cdn$11.0 million and investment tax credits (“ITC’s”) in Canada of Cdn$173,000 which expire between 2011 and 2028.

(c)	The portion of the Company’s valuation allowance as of March 29, 2008 for deferred tax assets for which subsequently recognized tax benefits will be allocated to reduce goodwill or other non current intangible assets is nil.

(d)	As of March 29, 2008, Mayors had federal and state net operating losses carry forward in the U.S. of approximately $71.6 million and $67.9 million, respectively. Due to Section 382 limitations from the change in ownership for the year ended March 29, 2003, the utilization of approximately $36.4 million of the pre-acquisition net operating loss carry forward is limited to approximately $953,000 on an annual basis, resulting in a valuation allowance on approximately $23 million of pre-acquisition net operating loss carry forwards that will not more-likely-than-not be realized. The federal net operating loss carry forward expires beginning in fiscal 2017 through fiscal 2026 and the state net operating loss carry forward expires beginning in fiscal 2009 through fiscal 2026. Mayors also has an alternative minimum tax credit carry forward of approximately $1.0 million to offset future federal income taxes.

(e)	Henry Birks & Sons U.S. Inc. (“Birks US”) had net operating losses totaling approximately $1.6 million as of March 29, 2008 which expire beginning in fiscal 2020 through fiscal 2028. Beginning in fiscal 2008, Birks US joined Mayors in filing a consolidated U.S. income tax return. As a result, Birks US net operating losses are subject to separate return limitation year (“SRLY”) rules, which provide that a subsidiary’s net operating losses will be utilized only to the extent of its cumulative contribution to consolidated taxable income which will be determined on an annual basis.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

11.	Capital stock:

(a)	On November 14, 2005, the Company issued 1,866,109 of Class A voting shares to the minority shareholders of Mayors in exchange for all their outstanding common shares on a 0.08695 for 1 basis. In addition, the Company converted outstanding Series A preferred shares into Class A voting shares on a 1 for 1.01166 basis and issued 512,015 of Class A common stock and 504,876 of Class B common stock to convert a $2.5 million convertible note issued to a preferred shareholder and a $2.5 million of convertible note issued to Regaluxe Investment S.à.r.l, respectively.

(b)	In March 2005, the Company merged with its parent, Henry Birks & Sons Holdings Inc., and reorganized such that the Company became the surviving entity. The consolidated financial statements reflect the merger as if it occurred prior to the beginning of the year ended March 26, 2005. The impact of the merger was not significant. In conjunction with this merger, the Company amended its articles of incorporation and created three new classes of common stock; Class A, Class B and Class C. The Class B common stock has substantially the same rights as the Class A common stock except that each share of Class B common stock receives 10 votes per share. The Class C common shares receive 100 votes per share. Upon the creation of these new classes of common stock, the Company converted all common stock outstanding into Class A voting shares on a 1 for 1.01166 basis and subsequently, cancelled the common shares. Regaluxe Investments S.à.r.l. and Montrolux S.A. subscribed for Class C shares and transferred their respective Class A shares of Henry Birks and Sons Holdings Inc. to the Company for consideration equal to Class B multiple voting shares. In March 2005, the Company amended its Series A preferred share conversion feature to provide for the conversion of these preferred shares into Class A common stock on a 1 for 1.01166 basis rounded to the nearest whole number.

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

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

11.	Capital stock (continued):

	Class A common stock		Class B common stock		Total common stock		Series A preferred shares
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
	(Dollars in thousands)
Balance as of March 26, 2005	85,450	$336	7,213,094	$36,028	7,298,544	$36,364	1,022,350	$5,050
Repurchase of shares	(8,093)	(41)	—	—	(8,093)	(41)	—	—
Conversion of preferred shares to Class A shares	1,034,272	6,607	—	—	1,034,272	6,607	(1,022,350)	(5,050)
Issuance of Class A and Class B shares from conversion of convertible notes	512,015	2,584	504,876	2,585	1,016,891	5,169	—	—
Issuance of Class A shares to minority shareholders	1,866,109	12,347	—	—	1,866,109	12,347	—	—

Balance as of March 25, 2006	3,489,753	21,833	7,717,970	38,613	11,207,723	60,446	—	—
Issuance of Class A chares under ESPP and exercise of stock options	26,246	123	—	—	26,246	123	—	—

Balance as of March 31, 2007	3,515,999	21,956	7,717,970	38,613	11,233,969	60,569	—	—
Issuance of Class A shares under ESPP and exercise of stock options	46,166	244	—	—	46,166	244	—	—

Balance as of March 29, 2008	3,562,165	$22,200	7,717,970	$38,613	11,280,135	$60,813	—	$—

The Series A preferred shares were convertible into Class A common shares on a 1 to 1.01166 basis.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

12.	Commitments:

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

Future minimum lease payments for the next five years and thereafter are as follows (in thousands):

Year ending March:
2009	$17,261
2010	15,321
2011	13,013
2012	11,908
2013	9,368
Thereafter	28,018

$94,889

Rent expense for the Company was approximately $25.3 million, including $0.4 million of contingent rent for the year ended March 29, 2008, $23.5 million, including $1.0 million of contingent rent for the year ended March 31, 2007 and $20.8 million, including $1.1 million of contingent rent for the year ended March 25, 2006.

13.	Contingencies:

(a)	The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigation and claims. While the final outcome with respect to claims and legal proceedings pending at March 29, 2008 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

(b)	From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. At March 29, 2008, the amount guaranteed under such arrangements is approximately $2.6 million. The bad debt experience under these guarantees has been minimal and it is not probable that the Company will be required to make significant payments under these guarantees.

(c)	As of March 29, 2008, the Company and its subsidiary had employment agreements with the Company’s President and Chief Executive Officer for a term continuing until March 31, 2008, which were renewed for a three-year period and expire on March 31, 2011, unless terminated in accordance with the agreements. The minimum contractual base salary and benefit obligation payable under these agreements for the duration of the related three-year employment agreement is $4.2 million. The total maximum payout under this contract, including bonuses and potential severance payments is approximately $12.7 million.

(d)	In November 2007, the Company entered into an agreement with Brinkhaus, under the terms of which Brinkhaus is required to provide certain management consulting services to the Company for a total consulting fee of $550,000 per year. This agreement is effective until March 31, 2011 and may be renewed prior to expiration at the option of the Company for any number of additional two-year renewal terms.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

14.	Segmented information:

The Company has two reportable segments Retail and Other. Retail operates 37 stores across Canada under the Birks brand, and 31 stores in the Southeastern U.S. under the Mayors brand, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Other consists primarily of our corporate sales division which services business customers by providing them with unique items for recognition programs, service awards and business gifts and also includes manufacturing unique products for the retail segment of our business.

The two segments are managed and evaluated separately based on gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the years ended March 29, 2008, March 31, 2007, and March 25, 2006, respectively, is set forth below:

	Retail			Other			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	(In thousands)
Sales to External Customers	$302,576	$282,544	$262,747	$12,169	$11,738	$12,654	$314,745	$294,282	$275,401
Inter-segment sales	$—	$—	$—	$29,281	$37,554	$37,312	$29,281	$37,554	$37,312
Gross Profit	$145,617	$139,918	$125,966	$7,767	$9,042	$8,125	$153,384	$148,960	$134,091

The following sets forth reconciliations of the segments gross profits and certain unallocated costs to the Company’s consolidated gross profits for the years ending March 29, 2008, March 31, 2007 and March 25, 2006:

	Fiscal Year Ended
	March 29, 2008	March 31, 2007	March 25, 2006
	(In thousands)
Unadjusted Gross Profit	$153,384	$148,960	$134,091
Inventory Provisions	(3,026)	(1,829)	(811)
Other unallocated costs	(4,644)	(4,142)	(4,037)
Recognition (elimination) of intercompany margin	761	(709)	271

Gross profit	$146,475	$142,280	$129,514

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

14.	Segmented information (continued):

Sales to external customers and long-lived assets by geographical areas were as follows:

	Fiscal Year Ended
	March 29, 2008	March 31, 2007	March 25, 2006
	(In thousands)
Geographic Areas
Net Sales:
Canada	$146,557	$127,866	$115,391
United States	168,188	166,416	160,010

	$314,745	$294,282	$275,401

Long-lived assets:
Canada	$32,983	$30,777	$24,743
United States	38,889	11,850	9,774

	$71,872	$42,627	$34,517

Classes of Similar Products
Net sales:
Jewelry and other	$187,517	$181,525	$177,955
Timepieces	127,228	112,757	97,446

	$314,745	$294,282	$275,401

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

15.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the financial statements except the following:

	Fiscal Year Ended
	March 29, 2008	March 31, 2007	March 25, 2006
	(In thousands)
Transactions:
Purchases of inventory from supplier related to shareholder	$4,116	$7,751	$5,179
Management fees to a related party	1,127	970	923
Interest expense on convertible note payable to the parent company and preferred shareholder	—	—	35
Interest expense on subordinated loan from Regaluxe Investment S.à.r.l.	—	—	213
Interest expense on loan payable to shareholder	—	—	6
Balances:
Accounts payable to supplier related to shareholder	507	652	501
Accounts payable to a related party	60	36

(b)	On February 10, 2006, the Company’s Board of Directors approved the Company’s entering into a Management Consulting Services Agreement (the “Agreement”) with Iniziativa S.A. Under the Agreement, Iniziativa S.A. is to provide advisory, management and corporate services for approximately $235,000 per quarter through the period ending March 31, 2007, plus out of pocket expenses up to $7,500 per quarter without the prior written consent of the Company. The initial one-year term of the Agreement began on April 1, 2006. The Agreement may be renewed for additional one year terms by the Company. Effective January 1, 2007, the terms of the Agreement were amended whereby Iniziativa S.A. is to provide advisory, management and corporate services to the Company under clearly defined project categories and as a result of the increase in value of the services the payment for services rendered were increased to $262,500 per quarter, plus any out of pocket expenses. Additionally, the Agreement was renewed for an additional one year term, ending on March 31, 2008, and was mutually extended for six months until September 30, 2008. Two of the directors, Dr. Filippo Recami and Dr. Lorenzo Rossi di Montelera, were affiliated with Iniziativa S.A. Iniziativa was the controlling shareholder of the Company until it transferred the shares it held in the Company to Montrovest, its parent company, on May 31, 2007. On October 29, 2007, Iniziativa assigned the agreement, with the approval of the Company, to Montrovest. Dr. Recami is a Managing Director of Montrovest.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

15.	Related party transactions (continued):

(c)	On April 22, 2004, Mayors entered into a Management Consulting Services Agreement (the “Agreement”) with Regaluxe Investment S.à.r.l. Regaluxe was the controlling shareholder of the Company which in turn is the controlling shareholder of Mayors. The initial term of the Agreement began on May 1, 2004 and ended on March 31, 2005. Effective April 1, 2005, the Agreement was renewed for an additional year. Under the Agreement, Regaluxe provided advisory management and corporate services to Mayors for approximately $125,000 per calendar quarter, plus out-of-pocket expenses. The Agreement ended on March 31, 2006.

(d)	For the years ended March 31, 2007 and March 25, 2006, the Company incurred approximately $116,000 and $373,000, respectively, in legal fees to a Canadian law firm, of which a director of the Company is a retired senior partner. As of the beginning of fiscal 2008, this relationship was no longer considered a related party transaction.

(e)	The Company retains Pheidas Project Management and Oberti Architectural & Urban Design for project management and architectural services. Pheidas Project Management and Oberti Architectural & Urban Design have been involved in almost all renovations and new stores since 1993, as well as in the renovation of the Company’s executive offices. The principal of Pheidas Project Management and Oberti Architectural & Urban Design is the spouse of one of the Company’s directors. Pheidas Project Management and Oberti Architectural & Urban Design, as project managers and architects, charged the Company approximately $751,000, for services rendered during the year ended March 29, 2008, $605,000 in the year ended March 31, 2007, and $532,000 in the year ended March 25, 2006.

(f)	The Company has entered into a Diamond Inventory Supply Agreement with Prime Investments SA and a series of conditional sale agreements with companies affiliated with Prime Investments SA pursuant to which Prime Investments SA or a related party is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2008, Birks purchased approximately $4.1 million of diamonds from Prime Investments SA and related parties. Prime Investments SA beneficially owns 42.6% of the Company’s outstanding shares.

16.	Financial instruments:

(a)	Concentrations:

During the years ended March 29, 2008, March 31, 2007 and March 25, 2006, approximately 22%, 22% and 22%, respectively, of consolidated sales were of merchandise purchased from the Company’s largest supplier.

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

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

16.	Financial instruments (continued):

(b)	Fair value of financial instruments:

The Company has determined that the carrying value of its cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates fair values as at the balance sheet date because of the short-term maturity of those instruments. For bank indebtedness bearing interest at variable rates, the fair value is considered to approximate the carrying value.

The fair value of the long-term debt and other long-term liabilities approximates their carrying value. The fair value was calculated using the present value of future payments of principal and interest discounted at the current market rates of interest available to the Company for the same or similar debt instruments with the same remaining maturities.

17.	Staff Accounting Bulletin No. 108:

(a)	At March 31, 2007, the Company applied Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements” to two misstatements in the Company’s previously issued consolidated financial statements. SAB 108 was issued to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “rollover” method and the “iron curtain” method. The rollover method focuses primarily on the impact of misstatements on the income statement, including the reversing effect of prior year misstatements, but its use can lead to the accumulation of misstatements in the balance sheet. The iron curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to the application of the guidance in SAB 108, the Company used the rollover method for quantifying financial statement misstatements.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantifications of errors under both the iron curtain and rollover methods. SAB 108 permits existing public companies to initially apply its provision either by (i) restating prior financial statements as if the “dual approach” had always been used or (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying values of assets and liabilities with an offsetting adjustment recorded to the opening balance of retained earnings. The Company applied the provisions of SAB 108 using the cumulative effect transition method in connection with the preparation of its annual consolidated financial statements for the year ended March 31, 2007.

As a result of applying the “dual approach,” the Company identified material errors that were previously considered immaterial under the rollover method.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 29, 2008, March 31, 2007 and March 25, 2006

17.	Staff Accounting Bulletin No. 108 (continued):

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

BIRKS & MAYORS INC.

Schedule II — Valuation and Qualifying Accounts and Reserves

(in thousands)

Description	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
Year Ended March 29, 2008:
Reserves deducted from assets:
Allowance for doubtful accounts	$918	$444	$171a	$1,191
Allowance for inventory obsolescence	$2,890	$1,249	$1,198b	$2,941

a)	Net write-offs of uncollectible accounts
b)	Liquidation of inventory previously written down to market

BIRKS & MAYORS INC.

Schedule II — Valuation and Qualifying Accounts and Reserves

(in thousands)

Description	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
Year Ended March 31, 2007:
Reserves deducted from assets:
Allowance for doubtful accounts	$996	$177	$225a	$918
Allowance for inventory obsolescence	$3,451	$705	$1,266b	$2,890

a)	Net write-offs of uncollectible accounts
b)	Liquidation of inventory previously written down to market

BIRKS & MAYORS INC.

Schedule II — Valuation and Qualifying Accounts and Reserves

(in thousands)

Description	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
Year Ended March 25, 2006:
Reserves deducted from assets:
Allowance for doubtful accounts	$1,015	$400	$419a	$996
Allowance for inventory obsolescence	$4,872	$861	$2,282b	$3,451

a)	Net write-offs of uncollectible accounts
b)	Liquidation of inventory previously written down to market

Exhibit Index

The following exhibits are part of this Annual Report on Form 20-F.

Exhibit Number	Description of Document
1.1	Articles of Amalgamation, as amended, of Birks & Mayors Inc., effective as of November 14, 2005. Incorporated by reference from Exhibit 3.2 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

1.2	By-laws of Birks & Mayors Inc., as amended, effective as of November 14, 2005. Incorporated by reference from Exhibit 3.4 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

2.1	Form of Birks Class A voting share certificate. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2	Option Agreement between Birks, Henry Birks & Sons Holdings Inc. and GMAC Commercial Finance Corporation, dated as of March 15, 2005. Incorporated by Reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.3	Loan Agreement between Birks and Investissement Québec (formerly Financière du Québec), dated as of February 18, 2003. Incorporated by reference from Birks and Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.4	Form of Directors and Officers Indemnity Agreement. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.5	Henry Birks & Sons Inc. Employee Stock Option Agreement, dated as of May 1, 1997, amended as of June 20, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.6	Lease Agreement between Birks and Anglo Canadian Investments SA, dated as of December 12, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.7	Lease Agreement between Mayors and Westpoint Business Park, Ltd dated September 13, 2004. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.8	Diamond Supply Agreement between Prime Investments S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.9	Conditional Sale Agreement between Rosy Blue N.V. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.10	Conditional Sale Agreement between Rosy Blue Inc. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.11	Conditional Sale Agreement between Rosy Blue Sales Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.12	Conditional Sale Agreement between Rosy Blue Hong Kong Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.13	Conditional Sale Agreement between Rosy Blue Finance S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.14	Registration Rights Agreement between Birks and Prime Investments S.A., dated as of February 4, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.15	Employment Agreement between Thomas A. Andruskevich and Birks, dated as of September 27, 2004. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.16	Amended Employment Agreement between Thomas A. Andruskevich and Mayors, dated as of June 24, 2004. Incorporated by reference from Mayors Form 10-K filed on June 25, 2004.

4.17	Amended Employment Agreement between Henry Birks & Sons Inc. (n/k/a Birks & Mayors Inc.) and Thomas A. Andruskevich, dated as of November 14, 2005. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.18 *	Employment Agreement between Mr. Thomas A. Andruskevich and Mayors effective April 1, 2008.

4.19 *	Employment Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors on April 1, 2008.

4.20	Employment Agreement between Michael Rabinovitch and Mayors, dated as of August 1, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.21	Amended Employment Agreement between Aida Alvarez and Mayors, dated as of July 19, 2002. Incorporated by reference from Mayors Form 10-Q filed December 17, 2002.

4.22	Form of Senior Management Long-Term Cash Incentive Plan. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.23	Employment Agreement between Joseph Keifer III and Mayors, dated October 1, 2002. Incorporated by reference from Mayors Form 10-Q filed on December 17, 2002.

4.24	Employment Agreement dated September 11, 2003 between John Orrico and Mayors. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.25	Employment Agreement dated April 1, 2005, between Daisy Chin Lor and Mayors. Incorporated by reference from Mayors Form 10-K filed on June 24, 2005. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.26	Employment Agreement between Miranda Melfi and Birks & Mayors dated February 24, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.27	Revolving Credit, Tranche B Loan and Security Agreement by and between Birks & Mayors Inc., the Canadian borrower, Mayor’s, Inc., as the United States borrower, Bank of America, N.A., GMAC Commercial Finance LLC and Back Bay Capital Funding LLC, dated as of January 19, 2006 (“Credit Agreement”). Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.28	First Amendment to the Credit Agreement dated as of November 9, 2006. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.29	Waiver and Second Amendment to the Credit Agreement dated as of November 9, 2006. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.30	Third Amendment to the Credit Agreement dated as of December 5, 2006. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.31	Modification Agreement of the Credit Facility dated as of March 31, 2007. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.32 *	Fourth Amendment to the Credit Agreement dated as of June 28, 2007.

4.33 *	Fifth Amendment to the Credit Agreement dated as of September 25, 2007.

4.34 *	Sixth Amendment to the Credit Agreement dated as of October 30, 2007.

4.35	Tranche B Note by and between Mayor’s, Inc. and Back Bay Capital Funding LLC, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.36	U.S. Revolving Credit Note by and between Mayor’s, Inc. and Bank of America, N.A., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.37	U.S. Revolving Credit Note by and between Mayor’s, Inc. and GMAC Business Credit, LLC, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.38	U.S. Revolving Credit Note by and between Mayor’s Jewelers, Inc. and Lasalle Retail Finance, a Division of Lasalle Business Credit, LLC, as agent For Lasalle Bank Midwest National Association, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.39	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.40	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and GMAC Commercial Finance Corporation - Canada, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.41	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Lasalle Business Credit, a Division of ABN AMRO Bank N.V., Canada Branch, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.42	Stock Pledge Agreement by and between Birks & Mayors Inc., Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.43	Trademark Collateral Security And Pledge Agreement by and between Birks & Mayors Inc., and its various subsidiaries, including Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.44	Intercompany Indemnity, Subrogation and Contribution Agreement by and between Birks & Mayors Inc. and Mayor’s Jewelers, Inc., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.45	Guaranty by and between certain subsidiaries of Birks & Mayors Inc., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.46	Management Consulting Services Agreement between Birks & Mayors Inc. and Iniziativa S.A. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on February 15, 2006.

4.47	First Amendment to Management Consulting Services Agreement between Birks & Mayors Inc. and Iniziativa S.A. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on December 22, 2006.

4.48 *	Assignment of the Management Consulting Services Agreement between Birks & Mayors Inc. and Montrovest B.V.

4.49	Mayor’s Jewelers, Inc., (f/k/a Jan Bell Marketing, Inc.) 1991 Stock Option Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed on April 26, 2006.

4.50	Mayor’s Jewelers, Inc., 2004 Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed on April 26, 2006.

4.51	Birks & Mayors Inc. 2006 Employee Stock Purchase Plan. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.52	Birks & Mayors Inc. Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.53	Stock Option Agreement dated on or about November 2, 1999 between Birks & Mayors Inc. and Filippo Recami. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.54	Stock Option Agreement dated on or about November 2, 1999 between Birks & Mayors Inc. and Gerald Berclaz. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.55	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Peter O’Brien. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.56	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Margherita Oberti. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.57	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Lorenzo Rossi di Montelera. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.58	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Carlo Coda-Nunziante. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.59	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Joseph A. Keifer. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.60	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Marco Pasteris. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.61	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.62	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.63	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.64	Form of Stock Appreciation Right Agreement. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

8.1 *	Subsidiaries of Birks & Mayors Inc.

12.1 *	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2 *	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1 *	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 *	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1 *	Consent of KPMG LLP.

*	Filed herewith.