Form 20-F
period 2009-03-28
BIRKS & MAYORS INC.
filed 2009-07-06
CIK 1179821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 28, 2009

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

5870 North Hiatus Road

Tamarac, Florida 33321

(Address of U.S. executive office)

Michael Rabinovitch, 954-590-9462 (telephone), 954-590-9298 (facsimile)

5870 North Hiatus Road

Tamarac, Florida 33321

(Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Voting Shares, without nominal or par value	NYSE Amex LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report was:

3,672,407	Class A Voting Shares, without nominal or par value
7,717,970	Class B Multiple Voting Shares, without nominal or par value
0	Series A Preferred Shares, without nominal or par value, issuable in series

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

i

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

Presentation of Financial and Other Information

The consolidated financial statements of Birks & Mayors contained in this Annual Report are reported in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Unless otherwise indicated, all monetary references herein are denominated in U.S. dollars; references to “dollars” or “$” are to U.S. dollars and references to “Cdn$” or “Canadian dollars” are to Canadian dollars.

Throughout this Annual Report, we refer to our fiscal years ended March 28, 2009, March 29, 2008, and March 31, 2007, as fiscal 2009, fiscal 2008 and fiscal 2007, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 28, 2009 and March 29, 2008 consisted of 52 weeks, reported in four thirteen-week periods. The fiscal year ended March 31, 2007 consisted of 53 weeks with one fourteen-week period and three thirteen-week periods.

Forward-Looking Information

This Annual Report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including, without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

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

Selected Financial Data

The following financial data as of March 28, 2009 and March 29, 2008 and for each of the three years ended March 28, 2009, March 29, 2008 and March 31, 2007 have been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The following financial data as of March 31, 2007, March 25, 2006 and March 26, 2005 and for each of the two years ended March 25, 2006 and March 26, 2005 have been derived from our audited consolidated financial statements not included in this Annual Report. The historical results included below and elsewhere in this Annual Report are not necessarily indicative of our future performance.

The data presented below is only a summary and should be read in conjunction with our audited financial statements, including the notes thereto, included elsewhere in this Annual Report. You should also read the following summary data in conjunction with Item 5, “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Income Statement Data:

	Fiscal Year Ended
	March 28, 2009	March 29, 2008	March 31, 2007	March 25, 2006	March 26, 2005
	(In thousands, except per share data)
Net sales	$270,896	$314,745	$294,282	$275,401	$240,294
Cost of sales	155,297	168,270	152,002	145,887	131,030

Gross profit	115,599	146,475	142,280	129,514	109,264
Selling, general and administrative expenses	113,990	128,306	115,457	109,211	94,683
Impairment of goodwill and long-lived assets(1)	13,555	—	—	—	—
Depreciation and amortization	6,212	6,876	6,438	5,621	4,749

Total operating expenses	133,757	135,182	121,895	114,832	99,432

Operating (loss) income	(18,158)	11,293	20,385	14,682	9,832
Interest and other financial costs	9,967	10,655	10,078	8,930	8,665

(Loss) income before income taxes	(28,125)	638	10,307	5,752	1,167
Income tax expense (benefit)	32,854	(9,795)	(2,816)	40	—

Net (loss) income attributable to common shareholders	$(60,979)	$10,433	$13,123	$5,712	$1,167

Net (loss) income per common share	$(5.38)	$0.93	$1.17	$0.66	$0.18
Net (loss) income per common share—diluted	$(5.38)	$0.89	$1.11	$0.57	$0.17
Weighted average common shares outstanding	11,339	11,263	11,213	8,701	6,316
Weighted average common shares outstanding—diluted	11,339	11,720	11,788	10,295	9,656
Dividends per share	—	—	—	—	—

Balance Sheet Data:

	As of March 28, 2009	As of March 29, 2008	As of March 31, 2007	As of March 25, 2006	As of March 26, 2005
	(In thousands)
Working capital	$46,956	$36,677	$29,971	$23,722	$35,056
Total assets	$206,131	$291,848	$252,516	$229,489	$199,721
Bank indebtedness	$85,777	$120,131	$109,187	$88,107	$75,516
Long-term debt (including current portion)	47,632	27,298	17,902	18,217	31,631
Shareholders’ equity	$34,968	$92,872	$81,497	$67,367	$40,198
Common Stock:
Value	$60,895	$60,813	$60,569	$60,446	$36,364
Shares	11,390	11,280	11,234	11,208	7,299
Preferred Stock:
Value	$—	$—	$—	$—	$5,050
Shares	—	—	—	—	1,022

(1)	Impairment of goodwill and long-lived assets includes the impact of an $11.2 million non-cash impairment charge due to management’s determination that goodwill was fully impaired and the recognition of a $2.3 million non-cash impairment charge resulting from the impairment of long-lived assets at certain of our retail locations and our Rhode Island manufacturing facility.
(2)	In November 2007, we acquired two Brinkhaus locations for which results of operations are only included in the above table from the acquisition date.

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

RISK FACTORS

Risks Related to the Company

Our business depends, in part, on factors affecting consumer spending that are out of our control.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, disposable consumer income, fuel prices, recession and fears of recession, war and fears of war, inclement weather, consumer debt, conditions in the housing market, interest rates, sales tax rates and rate increases, inflation, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. In particular, an economic downturn leads to decreased discretionary spending, which adversely impacts the luxury retail business. Jewelry purchases are discretionary for consumers and may be particularly and disproportionately affected by adverse trends in the general economy and the equity markets. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for our products, thus reducing our sales and harming our business and operating results. A substantial portion of our customers use credit, either from our proprietary credit cards or another consumer credit source, to purchase jewelry. When there is a downturn in the general economy or an increase in interest rates, fewer people may use or be approved for credit which could result in a reduction in net sales and an unfavorable impact on our overall profitability. Our belief that we currently have sufficient liquidity to fund our operations is based on certain assumptions about the state of the economy, the availability of borrowings to fund our operations and our operating performance relative to prior fiscal periods. To the extent that the economy and other conditions affecting our business are worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

We may require additional financing or capital, which may not be available on commercially reasonable terms, or at all. Capital raised through the sale or issuance of equity securities may result in dilution to our shareholders. Failure to obtain such additional financing or capital could have an adverse impact on our liquidity and financial condition.

Recently, the general economic and capital market conditions in the United States and other parts of the world have deteriorated significantly and have adversely affected access to and the cost of capital. There is a possibility that our existing cash, cash generated from operations and funds available under our credit agreements could be insufficient to fund our future operations, including capital expenditures, or to repay debt when it becomes due, and as a result, we may need to raise additional funds through public or private equity or debt financing, including funding from governmental sources which may not be possible. The sale of additional equity securities could result in significant dilution to our shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our common stock. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may restrict our operations. Financing may be unavailable in amounts or on terms acceptable to us, or at all, which could have a material adverse impact on our business, including our ability to continue as a going concern.

We have significant indebtedness, which could adversely affect our operations, liquidity and financial condition.

We currently have a significant amount of indebtedness and significant debt service obligations in proportion to our assets. Our debt levels fluctuate from time to time based on seasonal working capital needs. The following table sets forth our total indebtedness, total shareholders’ equity, total capitalization and ratio of total indebtedness to total capitalization as of March 28, 2009.

Total indebtedness	$133,409,000
Total shareholders’ equity	34,968,000

Total capitalization	$168,377,000

Ratio of total indebtedness to total capitalization	79.2%

This high degree of leverage could adversely affect our results of operations, liquidity and financial condition. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

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

Significant restrictions on our excess borrowing capacity could result in our inability to fund our cash flow requirements needed to support our day-to-day operations.

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependant upon our ability to maintain positive excess availability under our senior credit facilities. Both our senior secured revolving credit facility lender and our senior secured term loan lender may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility lender may impose at its reasonable discretion, however, our senior secured term loan lender’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the senior secured credit facility availability. From February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million. While our senior secured revolving credit facility lender has not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of our inventory is periodically assessed by our lenders and based upon these reviews our borrowing capacity could be significantly increased or decreased. Other factors impacting our excess availability include, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease our borrowing availability. Furthermore, a $15 million and a $ 7.5 million seasonal availability block is imposed by the senior secured revolving credit facility lender and the senior secured term loan lender each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both our senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans, by which if we are in default with any other loan the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

We are exposed to currency exchange risks that could have a material adverse effect on our results of operations and financial condition.

While we report financial results in U.S. dollars, a substantial portion of our sales are recorded in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. Material fluctuations in foreign currency exchange rates resulting in a weakening of the Canadian dollar could significantly reduce our borrowing availability under our secured revolving credit facility which is denominated in U.S. dollars and limit our ability to finance our operations. For purposes of financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

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

The operation of our credit business subjects us to substantial regulation relating to disclosure and other requirements upon origination, servicing, debt collection and particularly upon the amount of finance charges we can impose. Any adverse change in the regulation of consumer credit could adversely affect our earnings. For example, new laws or regulations could limit the amount of interest or fees we, or our banks, can charge on consumer loan accounts, or restrict our ability to collect on account balances, which could have a material adverse effect on our earnings. Compliance with existing and future laws or regulations could require material expenditures or otherwise adversely affect our business or financial results. Failure to comply with these laws or regulations, even if inadvertent, could result in negative publicity, and fines, either of which could have a material adverse effect on our results of operations.

Our business could be adversely affected if our relationships with any primary vendors are terminated or if the delivery of their products is delayed or interrupted.

We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name watch manufacturers, including

Rolex, have distribution agreements with our subsidiary Mayors that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In fiscal 2009, merchandise supplied by Rolex and sold through our stores operating under the Mayors and Brinkhaus brands accounted for approximately 24% of our total net sales. Our relationships with primary suppliers, like Rolex, are generally not pursuant to long-term agreements.

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

We are controlled by a single shareholder whose interests may be different from yours

The Goldfish Trust beneficially owns or controls 67.8% of all classes of our outstanding voting shares, which are directly owned by Montrovest B.V. (“Montrovest”), the former parent company of Iniziativa S.A. (“Iniziativa”) and Montrolux S.A. (“Montrolux”). Until May 2007, 63.4% of our outstanding voting shares were directly owned by Iniziativa. As of June 2007, 31.2% was directly owned by Montrolux. The trustee of the Goldfish Trust is Rohan Private Trust Company Limited (the “Trustee”). Dr. Lorenzo Rossi di Montelera, who is the Company’s Chairman of the Board, is a director of the Trustee, and a beneficiary of the Goldfish Trust. Under our amended charter, Montrovest, as holder of the Class B multiple voting shares, has the ability to control most actions requiring shareholder approval, including electing the members of our Board of Directors and the issuance of new equity. Dr. Rossi, in certain circumstances, may be delegated the authority from the Trustee to vote on shares held by Montrovest.

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

As of March 28, 2009, we had 69 leased retail stores, which includes the capital lease of our Canadian headquarters and Montreal flagship store. The leases are generally for a term of five to ten years, with rent being a fixed minimum base plus, for a majority of the stores, a percentage of the store’s sale volume (subject to some adjustments) over a specified threshold. We have generally been successful in negotiating leases for new stores and lease renewals as our current leases near expiration. However, our business, financial condition, and operating results could be adversely affected if we are unable to continue to negotiate favorable lease and renewal terms.

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

Future issuances or sales of a substantial number of our Class A voting shares by us, Montrovest, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair our ability to raise capital through future issuances of equity securities. As of May 31, 2009, we had approximately 3,672,407 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.

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

We are governed by the laws of Canada. A substantial portion of our assets are located outside the U.S. and some of our directors and officers are residents outside of the U.S. As a result, it may be difficult for investors to effect service within the U.S. upon us or our directors and officers, or to realize in the U.S. upon judgments of courts of the U.S. predicated upon civil liability of Birks & Mayors and such directors or officers under U.S. federal securities laws. There is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of the civil liabilities predicated upon U.S. federal securities laws.

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

We are subject to reporting obligations under U.S. securities laws. Beginning with our Annual Report on Form 20-F for the fiscal year ending March 29, 2008, Section 404 of the Sarbanes-Oxley Act requires us to prepare a management report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, beginning with our Annual Report for our fiscal year ending March 28, 2010, our Annual Report must also contain a statement that our independent auditors have issued an attestation report on their assessment of such internal control. Our independent registered public accounting firm may issue an adverse report on the effectiveness of our internal control over financial reporting or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. If at any time in the future, we or our independent auditors are unable to assert that our internal control over financial reporting is effective, market perception of our financial condition and the trading price of our stock may be adversely affected and customer perception of our business may suffer, all of which could have a material adverse effect on our operations.

Item 4.	Information on the Company

THE COMPANY

Corporate History and Overview

Birks & Mayors is a leading North American luxury jewelry brand which designs, develops, makes and retails fine jewelry, time pieces, sterling silver and gifts. As of May 31, 2009, Birks & Mayors operated 69 luxury jewelry stores, 37 stores under the Birks brand, located in all major cities across Canada, 30 stores under the Mayors brand, located in Florida and Georgia, and two retail locations in Calgary and Vancouver under the Brinkhaus brand. As a luxury jeweler, most of our jewelry products are constructed of 18 karat gold, platinum or sterling silver, with or without precious gemstones, with significant emphasis on quality craftsmanship and distinctive design. For the fiscal year ended March 28, 2009, we had net sales of $270.9 million.

Birks’ predecessor company was founded in Montreal in 1879 and developed over the years into Canada’s premier designer, manufacturer and retailer of fine jewelry, timepieces, sterling and plated silverware and gifts. In addition to being a nationwide retailer with a strong brand identity, we are also highly regarded in Canada as a designer and maker of jewelry and a provider of recognition programs, service awards and business gifts. We believe that operating our stores under the Birks and Mayors brands, distinguishes us from many competitors because of our longstanding reputation and heritage of being trustworthy, offering only the highest standard of quality and craftsmanship and products, our ability to offer distinctively designed, exclusive products, a large selection of distinctive high quality merchandise at many different price points, and by placing a strong emphasis on providing a superior shopping experience to our clients.

From 1950 through 1990, Birks aggressively expanded its retail business and by the early 1990s had approximately 220 stores in Canada and the U.S. After a period of rapid expansion in the 1980s, followed in the early 1990s by a period of declining margins and significant erosion in consumer spending coupled with significantly higher indebtedness resulting from a family buy-out, Birks experienced significant financial losses. These financial difficulties ultimately led to the purchase of Birks by Borgosesia Acquisitions Corporation in

1993, a predecessor company of Regaluxe Investment S.á.r.l., which is referred to in this Annual Report as “Regaluxe.” Effective March 28, 2006, Regaluxe was acquired through a merger with Iniziativa. As of May 31, 2007 and June 4, 2007, respectively, following a reorganization, Iniziativa and Montrolux transferred all of the shares they respectively held in the Company to their parent company, Montrovest. Following the 1993 acquisition of Birks, Birks’ operations were evaluated and a program of returning Birks to its historic core strength as the leading Canadian luxury jeweler was initiated.

In August 2002, Birks invested $15.05 million to acquire approximately 72% of the voting control in Mayors, which was experiencing an unsuccessful expansion beyond its core markets and was incurring significant losses.

Between August 2002 and November 2005 it became apparent to both Mayors and Birks management that it was in the best interests of the shareholders to combine the two companies. Management believed that such combination would create a stronger capital base, improve operating efficiencies, reduce the impact of regional issues, simplify the corporate ownership of Mayors, eliminate management and board of director’s inefficiencies with managing intercompany issues, and possibly increase shareholder liquidity. Upon the consummation of the merger on November 14, 2005, each outstanding share of Mayors common stock not then owned by Birks was converted into 0.08695 Class A voting shares of Birks. As a result of the merger, Mayors common stock ceased trading on the American Stock Exchange (“AMEX”) and Birks & Mayors began trading on the AMEX, which is now known as the NYSE Amex LLC (“NYSE Amex”), under the trading symbol “BMJ.” Since the merger, Birks & Mayors has worked very diligently to fully integrate the Birks business with Mayors and believes the integration process is complete. As a result of the merger, we believe the combined company has a stronger capital base, improved operational efficiencies and diversity and depth of its products and distribution capabilities.

Since the beginning of fiscal 2007, we invested approximately $22.1 million of capital expenditures primarily associated with leasehold improvements, fixturing, and the opening of new stores. We expect to invest an additional $3 million to $4 million of capital expenditures in the fiscal year ending March 27, 2010 of which approximately two-thirds will be in the U.S. and one-third will be in Canada. We expect to finance these expenditures mainly from draws against our senior secured credit facility.

During fiscal 2009, we closed one of our Mayors stores located in Atlanta, Georgia, and in May 2009 we discontinued production at our Rhode Island manufacturing facility in order to reduce operating expenses and operate more efficiently by consolidating more of our production activities into our Montreal facility. During fiscal 2008, we opened two new Mayors stores located in Weston, Florida and Jacksonville, Florida and acquired the assets of Brinkhaus, a privately-owned jewelry company that operated two stores in Western Canada for cash and notes of approximately $13.0 million.

Our sales are divided into two principal product categories: jewelry and timepieces. Jewelry also includes sales of other product offerings we sell such as giftware, as well as repair and custom design services.

The following table compares our sales of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 28, 2009		March 29, 2008		March 31, 2007
Jewelry and other	$158,109	58.4%	$187,517	59.6%	$181,525	61.7%
Timepieces	112,787	41.6%	127,228	40.4%	112,757	38.3%

Total	$270,896	100.0%	$314,745	100.0%	$294,282	100.0%

The following table sets forth our operations in geographic markets in which we operate (dollars in thousands):

	Fiscal Year Ended
	March 28, 2009	March 29, 2008	March 31, 2007
Net sales
Canada	$131,948	$146,557	$127,866
U.S.	138,948	168,188	166,416

Total revenues	$270,896	$314,745	$294,282

Long-lived assets
Canada	$21,701	$32,983	$30,777
U.S.	12,345	38,889	11,850

Total long-lived assets	$34,046	$71,872	$42,627

Birks & Mayors is a Canadian corporation. Our corporate headquarters are located at 1240 Phillips Square, Montreal, Québec, Canada H3B 3H4. Our telephone number is (514) 397-2501. Our website is www.birksandmayors.com.

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

Our Canadian stores, operating under the Birks and Brinkhaus brands, carry a large selection of brand name timepieces, including our own proprietary watch line as well as timepieces made by Baume & Mercier, Cartier, Concord, Ferrari, Gevril, Gucci, Jaeger Le Coultre, Longines, Montblanc, Omega, Rado, Tag Heuer, and Tissot. We also carry an exclusive collection of high quality jewelry and timepieces that we manufacture. We emphasize our own jewelry offerings and particularly our signature designers, Esty and Toni Cavelti, but also include designer jewelry made by Di Modolo, H. Stern, Kwiat, Ladyheart, Marco Bicego, Roberto Coin, and Van Cleef & Arpels, which are exclusive to our stores in Canada. Our two Brinkhaus retail locations also offer Corum, Ebel, Panerai, Patek Phillip, IWC, Omega, and Rolex timepieces. We also offer a variety of high quality giftware, including writing instruments and giftware made by Cartier and Montblanc.

Our U.S. stores, operating under the Mayors brand, carry a large selection of prestigious brand name timepieces, including Baume & Mercier, Breitling, Cartier, Charriol, Ferrari, Gevril, Jaeger Le Coultre, Montblanc, Omega, Patek Philippe, Panerai, Rado, Raymond Weil, Rolex and Tag Heuer. Designer jewelry offerings in our stores operating under the Mayors brand include jewelry made by Aaron Basha, Charriol, Damiani, DiModolo, Kwiat, Lady Heart, Mikimoto, Roberto Coin, Toni Cavelti, Van Cleef & Arpel and a variety of high quality giftware, including writing instruments and giftware made by Cartier and Montblanc. In addition, stores operating under the Mayors brand carry Birks brand timepieces and jewelry products on an exclusive basis in their markets.

We have one primary channel of distribution: the retail division, which accounts for approximately 95% of sales, as well as three other channels of distribution, including our corporate sales, internet and wholesale division, which combined account for approximately 5% of sales.

Product Design, Development, Sourcing and Manufacturing

We established a product development process that supports our strategy to further develop and enhance our product offering in support of the Birks brand development. The centerpiece of this process is our Design Review Committee, which ultimately approves all new product designs and introductions. During fiscal 2009, fiscal 2008, and fiscal 2007, approximately 34%, 29%, and 40%, respectively, of our jewelry product acquired for sale were internally designed, sourced or manufactured. Products which are not designed and internally manufactured are sourced from suppliers worldwide, enabling us to sell an assortment of fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procure distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our gemstone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

We have manufacturing facilities in Montreal, Vancouver, and Florida that enable us to offer unique, exclusive and high-quality products through an efficient supply chain. Our manufacturing capabilities provide quality control; image enhancement by enabling us to promote our craftsmanship and exclusive design and manufacturing capabilities; improved economics by retaining the margin that would otherwise be paid to a third party provider; and capability to provide customized and/or special design jewelry for customers.

The Montreal facility is the largest in volume of our manufacturing facilities and is involved in all aspects of manufacturing fine jewelry with the exception of the cutting of rough diamonds and other precious stones. Its focus is on manufacturing stone set jewelry. The Florida and Vancouver facilities focus on specific types of stone set jewelry and hand-made one of a kind jewelry pieces. During fiscal 2009, 2008, and 2007, we previously had a Rhode Island factory that was involved in the production of silver and gold jewelry, as well as stone set jewelry, however, production was discontinued at this facility in May 2009 with much of the production transferred to our Montreal facility.

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

In fiscal 2009, we purchased jewelry, timepieces and giftware for sale in our stores from over 200 suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers, like Rolex, are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our key vendors, especially Rolex, or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business. In fiscal 2009, merchandise supplied by Rolex and sold through our stores operating under the Mayors and Brinkhaus brands accounted for approximately 24% of our total net sales. If Rolex terminated its distribution agreement with us, such termination would have a material adverse effect on our business, financial condition and operating results. We believe that current relationships with our key vendors are good.

Seasonality

Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher sales than any other quarter during the year. Sales in the first, second, third and fourth quarters in fiscal 2009 were 27%, 23%, 32% and 18%, respectively. Sales by quarter in fiscal 2008 were 22%, 19%, 39%, and 20%, respectively.

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

Credit Operations

We have two private label credit cards, one for each of our Birks and Mayors retail brands which are administered by third-party banks. In addition, stores operating under the Mayors brand also have a Mayors private label credit card which we administer.

Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks credit card, which are made with less than 20% recourse to us, accounted for approximately 10% of our net sales during fiscal 2009. Sales under the Mayors proprietary credit card and Mayors private label credit card accounted for approximately 14% of our net sales during fiscal 2009. Sales generated under the Mayors private label credit card are made without recourse to us.

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

Competition

Our research indicates that the North American retail jewelry industry is approximately a $63.5 billion industry and is highly competitive and fragmented, with a few very large national and international competitors and many medium and small regional and local competitors. The market is also fragmented by price and quality. Although Birks and Mayors are luxury jewelry brands, we compete with companies within and outside of this segment. Our competitors include national and international jewelry chains as well as independent regional and local jewelry retailers. We also compete with other types of retailers such as specialty stores and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, televised home shopping networks, and Internet sites. Many of these competitors have greater financial resources than we do. We believe that competition in our markets is based primarily on the total brand experience including trust, quality craftsmanship, product design and exclusivity, product selection, service excellence, including after sales service, and, to a certain extent, price. With the consolidation of the retail industry that is occurring, we believe that competition with other general and specialty retailers and discounters will continue to increase. Our success will depend on various factors, including general economic and business conditions affecting consumer spending, the performance of national and international retail operations, the acceptance by consumers of our merchandising and marketing programs, store locations and our ability to properly staff and manage our stores.

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

Properties

Our head office is in Montreal, Québec. On December 12, 2000, we sold our head office building for Cdn$14,250,000 to Anglo Canadian Investments, L.P. As a condition of the transaction, we agreed that we would lease, on a net basis, the entire property from the purchaser, acting as landlord. We entered into a lease agreement pursuant to which we lease the office building, including the Montreal flagship store, for a term of 20 years ending December 11, 2020. The current net annual rental rate is Cdn$1,663,750 (approximately $1.3 million U.S. dollars) for the period terminating on December 11, 2009, and increases on a compounded basis by 10% on each third annual anniversary date thereafter (except for the last two years when no increase will take place). The lease is an absolute triple net lease to the landlord, and we are responsible for any and all additional expenses, including, without limitation, taxes and structural expenses. Subject to specific terms and conditions, we have four options to renew and extend the term of the lease for four further terms of five years each, except for the last option which is five years less eleven days, terminating on November 30, 2040. Subject to specific terms and conditions, we also have two options to purchase the premises, which may be exercised no later than six months prior to the end of the fifteenth year of the term of the lease and the end of the twentieth year of the term of the lease, respectively.

Our U.S. operations are managed through a local headquarters located in Tamarac, Florida. We entered into a lease agreement for this location for a term of 15 years terminating on November 30, 2020. The current net annual rental rate is $662,063 for the period ending November 30, 2009. We have two options to renew for 5 years each.

We lease all of our other store locations. We believe that all of our facilities are well maintained and in good condition and are adequate for our current needs. We are actively negotiating the renewal of all leases that expire in the next 12 months.

Following is a listing of all our properties as of March 28, 2009:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores

Canada:
Bayshore Centre	2,544	September 2013	Ottawa, ON
Bloor	15,620	September 2014	Toronto, ON
Brinkhaus	2,919	October 2010	Calgary, AB
Brinkhaus	750	February 2014	Vancouver, BC
Carrefour Laval	3,391	August 2012	Laval, QC
Chinook Shopping Centre	2,342	March 2015	Calgary, AB
Cornwall Centre	2,349	April 2010	Regina, SK
Willowdale Fairview Mall	2,351	August 2013	North York, ON
Fairview Pointe-Claire	4,210	January 2012	Pointe-Claire, QC
First Canadian Place	2,243	May 2016	Toronto, ON
Guildford Town Centre	3,889	August 2009	Surrey, BC
Halifax	3,316	January 2014	Halifax, NS
Hillside Shopping Centre	2,639	March 2010	Victoria, BC
Lime Ridge Mall	2,450	September 2011	Hamilton, ON
Edmonton Manulife Centre(1)	4,196	November 2009	Edmonton, AB
Montreal Flagship Store	19,785	December 2020	Montreal, QC
Oakridge Shopping Centre	2,176	May 2013	Vancouver, BC
Oakville Place	2,801	March 2010	Oakville, ON
Park Royal	3,537	September 2012	West Vancouver, BC
Pen Centre(2)	3,588	April 2010	St. Catherines, ON
Place Ste-Foy	2,366	June 2017	Ste-Foy, QC
Promenades St-Bruno	2,346	February 2013	St-Bruno, QC
Rideau Centre	7,233	April 2014	Ottawa, ON
Richmond Centre	1,562	April 2012	Richmond, BC
Rockland Centre	3,019	August 2013	Mount Royal, QC
Saskatoon	3,486	October 2013	Saskatoon, SK
Scarborough Town Centre(3)	3,709	May 2009	Scarborough, ON
Sherway Gardens	4,611	February 2017	Etobicoke, ON
Southcentre Shopping Centre	3,029	August 2014	Calgary, AB
Southgate Shopping Centre	2,915	September 2013	Edmonton, AB
Square One	3,360	April 2012	Mississauga, ON
St-John	2,038	August 2015	St-John, NB
Toronto Dominion Square	7,895	October 2011	Calgary, AB
Toronto Eaton Centre	4,552	April 2012	Toronto, ON
Vancouver(4)	20,221	January 2010	Vancouver, BC
Victoria	2,460	December 2010	Victoria, BC
West Edmonton Mall	3,730	March 2010	Edmonton, AB
Winnipeg	3,187	February 2023	Winnipeg, MB
Yorkdale	2,530	April 2015	Toronto, ON

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores

United States:
Altamonte Mall	5,782	January 2011	Altamonte Springs, FL
Aventura Mall	3,447	January 2017	N. Miami Beach, FL
Bell Tower Shops	4,578	January 2012	Fort Myers, FL
Town Center at Boca Raton	5,878	January 2017	Boca Raton, FL
Westfield Brandon	4,110	June 2015	Brandon, FL
Broward Mall	2,236	January 2010	Plantation, FL
Buckhead(5)	10,000	April 2009	Atlanta, GA
Westfield Citrus Park	3,953	January 2010	Tampa, FL
City Place at West Palm Beach(6)	3,792	January 2011	West Palm Beach, FL
Coconut Point	3,522	October 2016	Estero, FL
Dadeland Mall	5,700	January 2017	Miami, FL
The Falls	1,643	January 2012	Miami, FL
Florida Mall	5,070	January 2010	Orlando, FL
The Galleria at Fort Lauderdale	5,954	July 2016	Ft. Lauderdale, FL
International Plaza	5,583	January 2012	Tampa, FL
Lenox Square Mall	2,991	September 2018	Atlanta, GA
Lincoln Road	4,250	May 2014	Miami Beach, FL
Mall of Georgia	3,486	January 2012	Buford, GA
Mall at Millenia	4,532	January 2013	Orlando, FL
Mall at Wellington Green	4,001	January 2012	Wellington, FL
Miami International Mall	3,246	January 2016	Miami, FL
North Point Mall	4,752	January 2012	Alpharetta, GA
PGA Commons	5,197	April 2014	Palm Beach Gardens, FL
Seminole Towne Center	3,461	January 2016	Sanford, FL
The Shops at Sunset Place	2,051	January 2010	South Miami, FL
Two Buckhead Plaza	4,090	April 2010	Atlanta, GA
Westfield Southgate	4,605	March 2010	Sarasota, FL
Treasure Coast Square	2,607	May 2017	Jensen Beach, FL
Village of Merrick Park	4,894	January 2013	Coral Gables, FL
Weston Commons	4,000	July 2017	Weston, FL
St-John’s Town Center	3,458	October 2017	Jacksonville, FL

Other Properties
Tamarac Corporate office	47,851	November 2020	Tamarac, FL
Montreal Corporate office	58,444	December 2020	Montreal, QC
New York Buying office	1,950	December 2010	New York, NY
Rhode Island Manufacturing Facility(7)	19,200	December 2024	Woonsocket, R.I.
Dorval Distribution Center—Montreal	7,667	March 2011	Dorval, QC

(1)	This lease was renewed until November 2014.
(2)	This lease has been amended to end July 31, 2009.
(3)	This lease was renewed until December 2009.
(4)	This lease has been extended until January 2015, the terms of which are currently under negotiations.
(5)	In April 2009, this store was relocated to Two Buckhead Plaza, a 4,090 square foot temporary space until construction is finalized at our Streets of Buckhead development in Atlanta, GA.
(6)	This lease has been amended to end January 2010.
(7)	Production at this facility was discontinued in May 2009.

Total annual base rent for these locations for fiscal 2009 was approximately $16 million.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Annual Report. The following discussion includes certain forward-looking statements. For a discussion of important factors, including the continuing development of our business, actions of regulatory authorities and competitors and other factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see Item 3., “Key Information” under the heading “Risk Factors” and the discussion under the heading “Forward-Looking Information” at the beginning of this Annual Report.

Throughout this Annual Report, we refer to our fiscal years ended March 28, 2009, March 29, 2008, and March 31, 2007, as fiscal 2009, fiscal 2008 and fiscal 2007, respectively. Our fiscal year ends on the last Saturday in March of each year. Financial reporting periods referred to as fiscal 2009 and fiscal 2008 consisted of 52 weeks and were reported in four thirteen-week periods. The financial reporting period referred to as fiscal 2007 consisted of 53 weeks with one fourteen-week period and three thirteen-week periods.

Overview

Birks & Mayors is a leading designer, maker and purveyor of luxury jewelry, timepieces and giftware in the U.S. and Canada. As of March 28, 2009, our retail operation’s total square footage was approximately 281,500. The average square footage of our three Birks flagship stores in Canada was approximately 18,500, while the average square footage for all other Birks brand retail stores in Canada was approximately 3,200, the average square footage of our two Brinkhaus brand locations was 1,800, while the average square footage of our Mayors brand retail stores in the Southeastern U.S. was approximately 4,400.

We operate our business in two geographic areas, Canada and the Southeastern U.S. We have two reportable segments, “Retail” and “Other.” Retail is comprised of all our retail operations in the U.S. and Canada on a combined basis. In Canada, we operate stores under the Birks brand and two stores under the Brinkhaus brand. In the Southeastern U.S., we operate stores under the Mayors brand. Other consists primarily of our corporate sales division which services business customers by providing them unique items for recognition programs, service awards and business gifts. Also included in Other is manufacturing, which manufactures unique products primarily for the retail segment of our business, wholesale and internet sales.

Our net sales are comprised of revenues, net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average retail sale. For the fiscal years ended March 28, 2009, March 29, 2008 and March 31, 2007, our total average retail sale was $1,172, $1,200 and $1,049, respectively, which excludes service and repair transactions.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses. Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes, as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. Selling, general and administrative expenses (SG&A) include, but are not limited to, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Company’s retail brands and the Birks product brand. Marketing has historically represented a significant portion of our SG&A. As a percentage of sales, marketing expenses represented 3.9%, 4.8%, and 3.9% of sales for fiscal 2009, 2008, and 2007, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amount of these indirect costs in SG&A was approximately $3.9 million, $4.6 million and $4.2 million for fiscal 2009, 2008 and 2007 respectively. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles and trucks.

Over the short-term, we may focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	maintain flexible and cost effective sources of borrowings to finance our operations and strategies and

•	manage expenses and assets efficiently in order to optimize profitability and cash flow.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•

execute our merchandising strategy to increase net sales and maintain and eventually expand gross margin by developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, manufacture or source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors, as well as the Birks product brand, and to maintain and eventually increase customer traffic, client acquisition and retention and net sales through regional and national advertising campaigns on television, billboards, print, catalog mailings, in-store events, community relations, media and public relations, partnerships with key suppliers, such as Mayors’ relationship with Rolex, and associations with prestige institutions;

•

provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships; and

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and four-wall profitability.

Foreign Currency

Because we have operations in the U.S. and Canada, our results are affected by foreign exchange rate changes. Revenue and expenses incurred in Canadian dollars are translated into U.S. dollars for reporting purposes. Changes in the value of the Canadian dollar compared to the U.S. dollar between periods may materially impact our results and may materially affect period over period comparisons. Over the past several years, the value of the Canadian dollar has varied significantly compared to the U.S. dollar which, for reporting purposes, in some instances, has resulted in material fluctuations in our net sales, expenses, and our profits from our Canadian operations.

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

The percentage (decrease) increase in comparable stores sales for the periods presented below is as follows:

	Fiscal Year Ended
	March 28, 2009	March 29, 2008	March 31, 2007
Canada	(7)%	0%	7%
U.S.	(19)%	0%	2%

Total	(14)%	0%	4%

The decrease in comparable store sales during fiscal 2009 primarily reflects the difficulties associated with decreased consumer confidence and spending in an extremely challenging economic environment, especially for luxury jewelry retailers and most apparent through a decrease in store traffic in both our Canadian and U.S. markets and a decline in the average sale transaction in the U.S.

During fiscal 2008, comparable store sales remained flat with sales from the prior year reflecting difficulties associated with operating in a challenging economic environment in the latter half of fiscal 2008 and the resulting decrease in customer traffic in our Canadian and U.S. stores. Additionally, we believe the decrease in store traffic in many of our Canadian markets was partly due to the strengthening of the Canadian dollar, which in turn, resulted in a significant number of Canadians travelling and shopping outside of Canada. The decrease in customer traffic was partially offset by an increase in our average sale transaction both in Canada and the U.S.

The increase in comparable store sales of 4% for fiscal 2007 was primarily the result of the successful execution of our strategy of increasing our average sale made possible also by the continued strength in the Canadian market. In the U.S., the increase in the level of the average sales transaction was partially offset by a downturn in customer traffic patterns during fiscal 2007 compared to the previous fiscal year, which marked the beginning of the impact of the current economic cycle in our U.S. operations. Contributing to the same store sales growth in both countries during fiscal 2007 was our continued success in the execution of our retail, merchandising and marketing strategies, which include increasing the offering of merchandise at higher price points while increasing spending on the targeted use of catalogs, outdoor and print advertising, as well as other marketing programs to promote brand awareness.

Results of Operations

The following is a discussion of factors affecting our results of operations for fiscal 2009 and fiscal 2008. This discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

Fiscal 2009 Compared to Fiscal 2008

The following table sets forth, for fiscal 2009 and for fiscal 2008, the amounts for certain items in our consolidated statements of operations:

	Fiscal Year Ended
	March 28, 2009	March 29, 2008
	(In thousands)
Net sales	$270,896	$314,745
Cost of sales	155,297	168,270

Gross profit	115,599	146,475

Selling, general and administrative expenses	113,990	128,306
Impairment of goodwill and long-lived assets	13,555	—
Depreciation and amortization	6,212	6,876

Total operating expenses	133,757	135,182

Operating (loss) income	(18,158)	11,293
Interest and other financial costs	9,967	10,655

(Loss) income before income taxes	(28,125)	638
Income tax expense (benefit)	32,854	(9,795)

Net (loss) income	$(60,979)	$10,433

Net Sales

	Fiscal Year Ended
	March 28, 2009	March 29, 2008
	(In thousands)
Net sales—Retail	$258,026	$302,576
Net sales—Other	12,870	12,169

Total Net Sales	$270,896	$314,745

Net sales for fiscal 2009 were $270.9 million, a decrease of $43.8 million, or 13.9% as compared to fiscal 2008. The decrease in net sales was primarily driven by a 14% decline in comparable store sales and $11.7 million of lower net sales due to the impact of translating the sales of our Canadian operations to U.S. dollars with a weaker Canadian dollar, partially offset by $10.4 million of additional sales generated by two Mayors stores opened during the prior fiscal year and the two Brinkhaus stores acquired in November 2007.

Gross Profit

	Fiscal Year Ended
	March 28, 2009	March 29, 2008
	(In thousands)
Gross Profit—Retail	$116,389	$145,617
Gross Profit—Other	(790)	858

Total Gross Profit	$115,599	$146,475

Gross Profit. Gross profit was $115.6 million for fiscal 2009 compared to $146.5 million for fiscal 2008. The gross profit margin as a percentage of net sales was 42.7% for fiscal 2009 compared to 46.5% for fiscal 2008. The 380 basis point decline was primarily attributable to our decision in November 2007 to lower the retail prices of certain products sold in Canada to reduce price disparity with the U.S. market and certain sales initiatives in the U.S. and Canada, which resulted in a lower margin on the sale of selected products. The decrease in Gross Profit – Other reflects reduced production and under utilization of manufacturing resources due to the lower production demand related to slower retail sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $114.0 million, or 42.1% of net sales, for fiscal 2009 compared to $128.3 million, or 40.8% of net sales, for fiscal 2008. The $14.3 million decrease in SG&A during fiscal 2009 as compared to fiscal 2008, was primarily driven by a $4.0 million reduction in marketing expenses, $6.1 million of lower compensation expenses associated with lower sales commissions due to reduced sales and savings related to the Company’s strategic downsizing initiated in January 2009, $2.3 million of lower general operating expenses resulting from our continued efforts to reduce general corporate overhead costs, as well decreased variable costs associated with a lower net sales volume, and $4.8 million of lower expenses related to foreign currency translation, partially offset by an increase in operating costs due to the opening of two new Mayors stores and acquisition of the two Brinkhaus stores in November 2007.

Impairment of Goodwill and Long-Lived Assets. During fiscal 2009, we recorded an $11.2 million non-cash goodwill impairment charge and $2.3 million of non-cash charges associated with the impairment of long-lived assets at certain of our U.S. retail locations and our manufacturing facility in Rhode Island. No impairment charges were recorded during fiscal 2008. For further discussion, see Note 3 “Significant Accounting Policies” to our consolidated financial statements.

Depreciation and Amortization. Depreciation and amortization expense during fiscal 2009 was $6.2 million compared to $6.9 million during fiscal 2008. This $0.7 million decrease is primarily attributable to $0.3 million of lower expenses related to the translation of Canadian dollar expenses to U.S. dollars at a lower foreign exchange rate than in the comparable period last year and a reduction in capital spending.

Interest and Other Financial Costs. Interest and other financial costs were $10.0 million for fiscal 2009 compared to $10.7 million for fiscal 2008. This $0.7 million decrease is primarily explained by a $0.6 million reduction in financing costs resulting from lower interest rates during fiscal 2009, as compared to fiscal 2008, and a decrease in expenses associated with the translation of interest costs of our Canadian operations to U.S. dollars at a lower exchange rate than in the prior year due to a weaker Canadian dollar.

Income Tax Expense. Income tax expense was $32.9 million for fiscal 2009, as compared to an income tax benefit of $9.8 million for fiscal 2008. The $32.9 million of income tax expense recorded during fiscal 2009 was due to the recognition of a non-cash valuation allowance against the full value of our net deferred tax assets in the U.S. and Canada resulting from management’s determination that it is more likely than not that the deferred tax assets will not be realized in the future. The $9.8 million of income tax benefits recognized during fiscal 2008 is primarily the result of our reduction of a valuation allowance on deferred tax assets related to our U.S. operations.

Fiscal 2008 Compared to Fiscal 2007

The following table sets forth, for fiscal 2008 and for fiscal 2007, the amounts for certain items in our consolidated statements of operations.

	Fiscal Year Ended
	March 29, 2008	March 31, 2007
	(In thousands)
Net sales	$314,745	$294,282
Cost of sales	168,270	152,002

Gross profit	146,475	142,280

Selling, general and administrative expenses	128,306	115,457
Depreciation and amortization	6,876	6,438

Total operating expenses	135,182	121,895

Operating income	11,293	20,385
Interest and other financial costs	10,655	10,078

Income before income taxes	638	10,307
Income tax benefit	(9,795)	(2,816)

Net income	$10,433	$13,123

Net Sales

	Fiscal Year Ended
	March 29, 2008	March 31, 2007
	(In thousands)
Net sales—Retail	$302,576	$282,544
Net sales—Other	12,169	11,738

Total Net Sales	$314,745	$294,282

Net sales were $314.7 million for fiscal 2008 compared to $294.3 million for fiscal 2007. This $20.5 million increase in net sales was primarily driven by $14.9 million of additional sales due to translating sales of our Canadian operations using a stronger Canadian dollar exchange rate, $3.4 million in additional sales generated through the opening of two new stores in the U.S. and $6.4 million in additional sales from two new Brinkhaus stores purchased in November 2007, partially offset by approximately $4.3 million of additional revenues related to the extra week included in fiscal 2007. Comparable store sales were flat with prior year levels.

Gross Profit

	Fiscal Year Ended
	March 29, 2008	March 31, 2007
	(In thousands)
Gross Profit—Retail	$145,617	$139,918
Gross Profit—Other	858	2,362

Total Gross Profit	$146,475	$142,280

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

Liquidity and Capital Resources

During fiscal 2009, we negotiated an amendment and extension of our senior secured revolving credit facility. Our $160 million senior secured revolving credit facility, which was set to expire on January 19, 2009, was amended and extended for a total of $133 million and bears interest at a floating rate of LIBOR plus 2.5% to LIBOR plus 3.0% (based on excess availability thresholds) for up to a $124 million tranche of the facility and in the range of LIBOR plus 4.5% to LIBOR plus 5.0% (based on excess availability thresholds) for a $9 million tranche of the facility. In addition, we obtained a $13 million secured term loan that is subordinated in lien priority to our senior secured revolving credit facility and bears interest at a rate of the greater of 16% per annum or one-month LIBOR based rate plus 12%. These two credit facilities have a three-year term expiring in December 2011 and are primarily used to finance capital expenditures, working capital and provide liquidity to fund our day-to-day operations and for other general corporate purposes. The terms of the senior secured credit facility provide that no financial covenants are required to be met other than maintaining positive excess availability at all times. Our excess borrowing capacity was $9.2 million as of March 28, 2009, and $8.7 million at June 26, 2009.

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependant upon our ability to maintain positive excess availability under our senior credit facilities. Both our senior secured revolving credit facility lender and our senior secured term loan lender may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility lender may impose at its reasonable discretion, however, our senior secured term loan lender’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the senior secured credit facility availability. From February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million. While our senior secured revolving credit facility lender has not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of our inventory is periodically assessed by our lenders and based upon these reviews our borrowing capacity could be significantly increased or decreased. Other factors impacting our excess availability include, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease our borrowing availability. Furthermore, a $15 million and a $ 7.5 million seasonal availability block is imposed by the senior secured revolving credit facility lender and the senior secured term loan lender each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both our senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans, by which if the Company is in default with any other loan the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

The amended senior secured credit facility and secured term loan contain limitations on our ability to pay dividends, more specifically, among other limitations, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, we are required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $20 million in order to qualify for payment of dividends.

In February 2009, we finalized a secured term loan agreement with Investissement Québec to finance up to Cdn$2.9 million of certain expenses and inventory costs related to our sponsorship as the official supplier of jewelry for the 2010 Olympic and Paralympic Winter Games. Draw downs related to this agreement bear interest at a rate of prime plus 3.5% per annum (which equated to 6% at March 28, 2009) and are repayable in twenty monthly installments of Cdn$35,000 and forty monthly installments of Cdn$55,000 beginning in April 2009. As of March 28, 2009, we had received Cdn$1.3 million in financing from this loan. The funding of the remaining borrowing capacity of Cdn$1.6 million is expected to be provided in several tranches through March 2010.

In February 2009, we entered into a seven year secured term loan agreement with Investissement Québec in the amount of Cdn$10.0 million, which bears interest at a rate of prime plus 5.5% per annum (which equated to 8% at March 28, 2009). The term loan is repayable in 60 equal monthly repayments beginning in February 2011.

In February 2009 and May 2009, we received $2.0 million and $3.0 million, respectively, in the form of cash advances from our controlling shareholder, Montrovest, to finance our working capital needs and for general corporate purposes. These advances and any interest thereon is subordinated to the indebtedness of our existing senior credit facilities and secured term loans and are convertible into a convertible debenture or Class A voting shares in the event of a private placement or, are repayable upon demand by Montrovest once conditions stipulated in our senior credit facilities permit such a payment. These cash advances will bear interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.6%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principle amount of the cash advance shall be paid to Montrovest.

During fiscal 2009, we financed, as capital leases, $2.9 million of asset acquisitions, including leasehold improvements under the terms of a Master Lease Agreement to finance asset purchases and leasehold improvements. As of May 2009, our borrowing capacity under all leasing lines associated with the Master Lease Agreement had expired and we do not expect to finance any additional capital expenditures under the terms of this arrangement.

Borrowings under our senior secured credit facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 28, 2009	March 29, 2008
	(In thousands)
Senior secured credit facility availability	$94,991	$139,045
Borrowing at period end	85,777	120,131

Excess borrowing capacity at period end	$9,214	$18,914

Average outstanding balance during the period	$114,115	$121,602
Weighted average interest rate for period	4.7%	6.1%

In addition to the previously mentioned financing arrangements, we had other outstanding loans as of March 28, 2009, which primarily consisted of a $0.5 million term loan from Investissement Québec that bears interest at a rate of prime plus 1.5% per annum, which equated to 4.0% at March 28, 2009, and is repayable until February 2010 in equal monthly capital repayments; $0.1 million loan payable to the Small Business Loan Fund Corporation, bearing interest at 6.0% per annum repayable in monthly installments maturing in April 2010 and a $5.1 million non-interest bearing note payable associated with our acquisition of two Brinkhaus stores in November 2007 which is to be paid in three installment payments of $1.7 million, the first of which was paid in May 2009 and the remaining two installments are scheduled to be paid in April 2010 and April 2011.

Net cash (used in) provided by operating activities was $(31,000) during fiscal 2009 as compared to $11.2 million during fiscal 2008. The reduction in net cash provided by operating activities during fiscal 2009 is primarily attributable to a decrease in cash earnings of approximately $15.5 million from fiscal 2008, offset by a decrease in the level of inventory net of corresponding decrease in accounts payable associated with management’s efforts to reduce the level of inventory and increase the productivity of inventory on hand in response to the expected weakness in sales associated with the current economic downturn.

We generated net cash flows from operating activities of $11.2 million in fiscal 2008, as compared to net cash used in operating activities during fiscal 2007 of $10.6 million, respectively. The increase in cash flows generated from operations in fiscal 2008 as compared to fiscal 2007, was primarily the result of a higher level of accounts payable and a reduction in the level of inventories, offset by a higher level of accounts receivable. The net use of cash in operating activities in fiscal 2007 was primarily related to the increase in cash used to invest in inventory associated with our internalization strategies resulting in higher levels of inventory including raw material and work-in-process as more products are being made internally, higher inventory related to the opening of a new retail store in Florida during the year and the decision to maintain higher levels of core inventory items in timepieces and bridal jewelry. Also contributing to the use of cash in operations was a decrease in the level of accounts payable as more inventory purchases were made earlier in the fiscal year and their corresponding invoices paid prior to the year end.

During fiscal 2009, net cash used in investing activities was $5.0 million, as compared to $16.5 million during fiscal 2008. This $11.5 million decrease is primarily related to the acquisition of the two Brinkhaus stores and the opening of two new Mayors’ stores during fiscal 2008, as well as a decrease in store renovations and related capital expenditures during fiscal 2009 as a result of the economic slowdown in the U.S. and Canada. In fiscal 2008, we used $16.5 million in investing activities compared to $6.9 million used during fiscal 2007. This $9.6 million increase was primarily due to the acquisition of the net assets of two new Brinkhaus stores located in Western Canada for approximately $7.0 million, and the purchase of leasehold improvements and other fixed assets related to the opening of two new retail stores in Florida for approximately $2.2 million. Net cash used in investing activities was $6.9 million in fiscal 2007 and was primarily related to capital expenditures for store remodeling, new store locations and information technology enhancements.

Net cash provided by financing activities was $4.1 million in fiscal 2009, as compared to $5.3 million during fiscal 2008. The $1.2 million decrease is primarily due to the reduction in the level of capital expenditures in the current year as compared to the prior year. In fiscal 2008, financing activities provided $5.3 million compared to $18.6 million in fiscal 2007. This $13.3 million decrease was primarily due to a reduction in the level of funding under our senior secured credit facility used to finance day-to-day operations resulting from a higher level of cash flows generated from operating activities, partially offset by an increase in obligations under capital leases associated with our Master Lease Agreement.

The following table details capital expenditures in fiscal 2009, 2008 and 2007:

	Fiscal Year Ended
	March 28, 2009	March 29, 2008	March 31, 2007
	(In thousands)
New stores and renovations	$2,937	$5,843	$4,516
Electronic equipment and computer hardware	1,058	1,469	2,853
Furniture and fixtures	235	1,005	879
Manufacturing equipment	280	104	220
Other	153	431	158

Total capital expenditures(1)	$4,663	$8,852	$8,626

(1)	Includes capital expenditures financed by capital leases of $1.4 million in fiscal 2009, $4.9 million in fiscal 2008, and $1.0 million in fiscal 2007.

Capital expenditures for the fiscal year ending March 27, 2010 are projected to be between $3 million and $4 million.

Recently, the general economic and capital market conditions in the United States and other parts of the world have deteriorated significantly and have adversely affected access to and the cost of capital. There is a possibility that our existing cash, cash generated from operations and funds available under our credit agreements could be insufficient to fund our future operations, including capital expenditures, or repay debt when it becomes due, and as a result, we may need to raise additional funds through public or private equity or debt financing, including funding from governmental sources which may not be possible. The sale of additional equity securities could result in significant dilution to our shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our common stock. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict our operations. Financing may be unavailable in amounts or on terms acceptable to us, or at all, which may have a material adverse impact on our business, including our ability to continue as a going concern.

Maintenance of sufficient availability of funding through an adequate amount of committed financing is necessary for us to fund our day-to-day operations. Our ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, or to fund planned capital expenditures and store operations will depend on our ability to maintain adequate levels of available borrowing and our future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond our control. We believe that we currently have sufficient liquidity to fund our operations. This belief is based on certain assumptions about the state of the economy, the availability of borrowings to fund our operations and estimates of projected operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of March 28, 2009 and the periods in which payments are due:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Debt maturities	$114,581	$2,258	$103,867	$3,228	$5,228
Operating lease obligations(1)	88,008	16,304	27,921	20,332	23,451
Capital lease obligations	19,238	1,641	3,360	2,679	11,558
Fixed rate interest expenses(2)	13,541	1,635	2,980	2,545	6,381
Employment agreements(3)	2,574	1,287	1,287	—	—
Inventory purchase obligations	1,804	1,400	404	—	—
Management consulting agreement(4)	1,100	550	550	—	—

Total	$240,846	$25,075	$140,369	$28,784	$46,618

(1)	The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which we are obligated. CAM charges were $4,309 in fiscal 2009, $4,361 in fiscal 2008, and $3,999 in fiscal 2007.
(2)	The fixed rate interest expenses are associated with the capital lease obligations disclosed above and do not include floating rate interest payable on $108.4 million of floating rate debt.
(3)	This amount represents the contractual base salary and benefit obligations payable to our President and Chief Executive Officer for the remainder of the related employment agreement which expires March 31, 2011. The total maximum payout for the remainder of this contract, including bonuses and potential severance payments is approximately $6.1 million.
(4)	This obligation represents costs associated with a management consulting agreement entered into with Brinkhaus.
(5)	In addition to the above and as of March 28, 2009, the Company had $1.3 million of outstanding letters of credit.

From time-to-time, we guarantee a portion of our private label credit card sales to our credit card vendor. As of March 28, 2009 and March 29, 2008, the amount guaranteed under such arrangements was approximately $2.0 million and $2.6 million, respectively. The bad debt experience under these guarantees has not been material.

Leases

We lease all of our retail locations under operating leases with the exception of our Montreal store which is under a capital lease. Additionally, we have operating leases for certain equipment. During fiscal 2009 and 2008, we financed $2.9 million and $4.9 million of capital leases, respectively, under the terms of our Master Lease Agreement which was used to fund capital asset purchases and leasehold improvements. No additional borrowings will be made under this agreement.

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

Long-Lived Assets

We periodically review the estimated useful lives of our depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. We review our long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Measurement of an impairment loss for such long-lived assets is based on the difference between the carrying value and the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. We recorded impairment charges of $2.3 million during fiscal 2009 (see Note 3 to our consolidated financial statements). During fiscal 2008 and 2007, we did not recognize any long-lived asset impairment charges in our consolidated financial statements.

Goodwill

We perform an annual impairment of evaluation of goodwill during the fourth quarter of our fiscal year or when circumstances otherwise indicate an evaluation should be performed. The evaluation, based upon discounted cash flows, requires us to estimate future cash flows, growth rates and economic and market conditions. During fiscal 2009, we recorded impairment charges of $11.2 million (see Note 3 to our consolidated financial statements). During fiscal 2008 and 2007, no impairment charges related to goodwill were recorded.

Income Tax Assets

During fiscal 2009, we recognized a full valuation allowance outstanding deferred tax assets, which have been recognized in our consolidated financial statements based on our estimated ability to realize such assets which is dependent upon the generation of future taxable income and tax planning strategies. Additionally, foreign and domestic tax authorities periodically audit the Company’s income tax returns. These audits often examine and test the factual and legal basis for positions the Company has taken in its tax filings with respect to its tax liabilities, including the timing and amount of deductions and the allocation of income among various tax jurisdictions (“tax filing positions”). The Company’s management believes that its tax filing positions are reasonable and legally supportable. However, in specific cases, various tax authorities may take a contrary position. In evaluating the exposures associated with the Company’s various tax filing positions, management records reserves using a more-likely-than-not recognition threshold for income tax positions taken or expected to be taken in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109.” Earnings could be affected to the extent the Company prevails in matters for which reserves have been established or is required to pay amounts in excess of established reserves. Management judgment is required in determining the valuation allowance recorded against deferred tax assets and the Company records valuation allowances when management determines that it is more-likely-than-not that such deferred tax assets will not be realized in the future. Due to continued and expected future losses, we recorded a $47.8 million valuation allowance against the full value of deferred tax assets as of March 28, 2009 (see Note 10(a) to the consolidated financial statements in this Form 20-F). This valuation allowance could be reduced in the future based on sufficient evidence indicating that it is more likely than not that a portion of our deferred tax assets will be realized.

Recent Accounting Pronouncements

See Note 3 to the consolidated financial statements included in this Form 20-F.

Inflation

The impact of inflation on our operations has not been significant to date.

Item 6.	Directors, Senior Management and Employees

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our executive officers and directors, and their respective ages and positions as of May 31, 2009:

Name	Age	Position
Dr. Lorenzo Rossi di Montelera	68	Chairman of the Board & Director
Thomas A. Andruskevich	58	President, Chief Executive Officer & Director
Emily Berlin	62	Director
Shirley A. Dawe	62	Director
Elizabeth Eveillard	62	Director
Ann Spector Lieff	57	Director
Margherita Oberti	64	Director
Peter R. O’Brien	63	Director
Filippo Recami	58	Director
Louis L. Roquet	66	Director
Joseph A. Keifer III	57	Executive Vice President & Chief Operating Officer
Daisy Chin-Lor*	55	Executive Vice President & Chief Marketing Officer
Michael Rabinovitch	39	Senior Vice President & Chief Financial Officer
Aida Alvarez	46	Senior Vice President, Merchandising
Albert J. Rahm, II	55	Senior Vice President, Retail Store Operations
John C. Orrico	52	Senior Vice President, Supply Chain Officer
Hélène Messier	49	Senior Vice President, Human Resources
Miranda Melfi	45	Group Vice President, Legal Affairs & Corporate Secretary

*	Resigned effective June 26, 2009.

Directors

Dr. Lorenzo Rossi di Montelera, age 68, has served as Chairman of our Board of Directors since 1993, and prior to the merger, Dr. Rossi served on the board of directors of Mayors. Dr. Rossi’s term as a director of Birks & Mayors expires in 2009. He is also on the Board of Directors of Azimut S.p.A. and the Advisory Board of the Global Leadership Institute of New York. Dr. Rossi is also a director and Chairman of Gestofi S.A. and a director of Rohan Private Trust Company Limited who is the trustee of the Goldfish Trust which beneficially owns or controls all of the shares of the Company held by Montrovest. Dr. Rossi is the father-in-law of Mr. Carlo Coda-Nunziante who is our Group Vice President, Strategy & Business Development. Dr. Rossi is also the father of Mr. Niccolò Rossi who, as an employee of Gestofi, S.A., will be providing consulting services to the Company.

Thomas A. Andruskevich, age 58, has been our President and Chief Executive Officer since June 1996 and joined the Board of Directors of Birks in 1999. Mr. Andruskevich’s term as director expires in 2009. Since August 2002, he has been the President, Chief Executive Officer, and Chairman of the board of directors of Mayors. From 1994 to 1996, he was President and Chief Executive Officer of the clothing retailer Mondi of America. From 1989 to 1994, he was Executive Vice President of International Trade & Fragrance of Tiffany & Co., and from 1982 to 1989, Mr. Andruskevich served as Senior Vice President and Chief Financial Officer of Tiffany & Co. He is also a member of the Advisory Board and of the Marketing Committee of Brazilian Emeralds, Inc. and a director of Cole Credit Priority Trust III, Inc.

Emily Berlin, age 62, has been a member of our Board of Directors since November 2005. Ms. Berlin’s term as a director of Birks & Mayors expires in 2009. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005. She has also been a Senior Managing Director of Helm Holdings

International since 2001, which is a member of a diversified privately owned group of companies operating principally in Central and Latin America. From 1974 to 2000, she was a member of the law firm of Shearman & Sterling, becoming a partner in 1981.

Shirley A. Dawe, age 62, has been a member of our Board of Directors since 1999. Ms. Dawe’s term as a director of Birks & Mayors expires in 2009. She is also a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management consulting company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the boards of directors of numerous public and private companies in Canada and the U.S. She currently serves on the boards of directors of National Bank of Canada and The Bon-Ton Stores, Inc.

Elizabeth M. Eveillard, age 62, has been a member of our Board of Directors since November 2005. Ms. Eveillard’s term as a director of Birks & Mayors expires in 2009. She was a member of the board of directors of Mayors from August 2002 until November 14, 2005 and is an independent consultant with over 30 years of experience in the investment banking industry. From 2000 to 2003, she was a consultant and Senior Managing Director, Retailing and Apparel Group, Bear, Stearns & Co., Inc. From 1988 to 2000, she served as Managing Director and Head of the Retailing Group, PaineWebber Incorporated. From 1972 to 1988 she held various positions at Lehman Brothers, including Managing Director in the Merchandising Group. She serves on the boards of Tween Brands, Inc. and Retail Ventures, Inc. and is also a member of their respective compensation and audit committees.

Ann Spector Lieff, age 57, has been a member of our Board of Directors since November 2005. Ms. Lieff’s term as a director of Birks & Mayors expires in 2009. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005 and is the founder of The Lieff Company, established in 1998, which is a Miami-based consulting group specializing in Chief Executive Officer mentoring, leadership development, corporate strategies to assist and expand organizations in the management of their business practices, and advisory services to corporate boards. She was Chief Executive Officer of SPEC’s Music from 1980 until 1998. Ms. Lieff currently serves on the board of directors of Herzfeld Caribbean Basin Fund, and Hastings Entertainment, Inc.

Margherita Oberti, age 64, has been a member of our Board of Directors since 1993. Ms. Oberti’s term as a director of Birks & Mayors expires in 2009. Ms. Oberti was born near Turin, Italy, and resides in West Vancouver, B.C. Before coming to Canada, she studied at the University of Turin, where she obtained a Doctorate in Philosophy, and at the University of Milan, where she did post-doctoral studies in epistemology. After coming to Canada she also obtained a doctorate in classical studies from the University of British Columbia. Mrs. Oberti has been active in charity work, as a director of the Vancouver Foundation of Art Justice and Liberty, in education as a college professor, and in business as a director and officer of several companies, including Eccom Developments Ltd., the development company that built and sold two trend setting residential high rises, Seawalk Place, in West Vancouver, B.C. and Palais Georgia, in Vancouver.

Peter R. O’Brien, age 63, has been a director of Birks & Mayors since 1993. Mr. O’Brien’s term as a director of Birks & Mayors expires in 2009. He is a self-employed corporate and commercial lawyer and a corporate director. He is ‘Director-in-Residence’ at the John Molson School of Business at Concordia University in Montréal, Canada. Mr. O’Brien is a Director and Chairman of the MAB-Mackay Foundation and Director and Honorary Secretary of the Canadian Guild of Crafts and a director of Technoparc Montreal. He was the founding Chairman of the Canadian Irish Studies Foundation, is a past Chairman of the Montréal General Hospital Foundation and past-Chairman of the McGill University Health Centre Foundation.

Filippo Recami, age 58, has been a director of Birks & Mayors since November 1, 1999. His term as a director of Birks & Mayors expires in 2009. Mr. Recami has been a Managing Director of Montrovest B.V., the Company’s majority shareholder, since May 31, 2007. Prior to that and since the beginning of 1999, Mr. Recami was a Managing Director of Iniziativa S.A. (Luxembourg), then a wholly-owned subsidiary of Montrovest, which transferred its assets to Montrovest in May 2007 .. Mr. Recami is also the Chairman of the Board of Immobiliare Rado Sr.L. He has also been the Chief Executive Officer and Managing Director of Regaluxe Investment S.a.r.l since March 1999. After the merger on March 31, 2006 between Iniziativa and Regaluxe, Mr. Recami was appointed Chief Executive Officer of the company resulting from the merger, namely Iniziativa. He was also on the Mayors board of directors from October 2002 until November 14, 2005. Between 1978 and 1998, Mr. Recami had held senior management positions in several major public European corporations including Fiat S.p.A. (Italy), Sorin Biomedica S.p.A. (Italy), Sorin France S.p.A. (France), SNIA S.p.A. (Italy), and Rhône Poulenc S.A. (France). Mr. Recami holds a Certified Public Accountant title given by the Ministry of Justice of the Italian Government.

Louis L. Roquet, age 66, has been a director of Birks & Mayors since August 8, 2007. Mr. Roquet’s term as a director of Birks & Mayors expires in 2009. Mr. Roquet is President and Chief Operating Officer of Desjardins Venture Capital and is responsible for managing Desjardins’ venture capital funds together with those of Capital Régional and Cooperatif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. Mr. Roquet is also a member of Mouvement Desjardins’ Strategic Management Committee. From 2002 to 2004, Mr. Roquet served as President and General Manager of Société des alcools du Québec (“SAQ”), Québec’s Liquor Board. Prior to 2002, he held the title of President and Chief Executive Officer of Investissement Québec, Secretary General of the City of Montreal and General Manager of Montreal Urban Community. He also serves as a director of numerous non-profit organizations.

Other Executive Officers

Joseph A. Keifer, III, age 57, is our Executive Vice President & Chief Operating Officer having previously held such position at Mayors. Prior to joining Mayors, Mr. Keifer held the position of Vice President Merchandising for Birks from 1998 to 2002. From 1993 to 1997, Mr. Keifer was the Senior Vice President of Fine Jewelry Merchandise for Montgomery Ward. Prior to that, Mr. Keifer spent 21 years with Zale Corporation during which he held various positions, including Senior Vice President of Company Operations and President of the Bailey Banks & Biddle division.

Daisy Chin-Lor, age 55, was our Executive Vice President & Chief Marketing Officer having held a similar position at Mayors since April 1, 2005. Ms. Chin-Lor has extensive experience in the international luxury goods environment, specifically in the area of high-end cosmetics. From 2002 to 2005, Ms. Chin-Lor was the Executive Vice President and Chief Marketing Officer for Elizabeth Arden Spas. From 2000 to 2001 she was the Executive Director of Russell Reynolds Associates. Prior to 2000, Ms. Chin-Lor spent two years establishing a market presence for Chanel in Thailand and spent nearly 20 years working for Avon Products. Ms. Chin-Lor resigned from our Company effective June 26, 2009.

Michael Rabinovitch, age 39, became our Senior Vice President & Chief Financial Officer effective August 1, 2005. Prior to joining Birks & Mayors, Mr. Rabinovitch had been Vice President of Finance of Claire’s Stores, Inc. since 1999. Before joining Claire’s Stores, Inc., Mr. Rabinovitch was Vice President of Accounting & Corporate Controller at an equipment leasing company. Mr. Rabinovitch spent 5 years with Price Waterhouse LLP, most recently as Senior Auditor. Mr. Rabinovitch is a licensed CPA and is a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants.

Aida Alvarez, age 46, is our Senior Vice President Merchandising and held the position of Vice President Merchandising at Mayors since February 2001. From August 1989 to February 2001, Ms. Alvarez served as General Merchandise Manager, Divisional Merchandise Manager and Head Watch Buyer for Mayors. Prior to joining Mayors in August 1989, Ms. Alvarez worked for Zale Corporation as a Group Store Manager from 1987 to 1989.

John C. Orrico, age 52, is our Senior Vice President and Supply Chain Officer and has been with Birks & Mayors since September 2003. In this role, Mr. Orrico is responsible for Product Development, Gemstone Operations, Manufacturing as well as the Central Watch Division. Before joining Birks & Mayors and Mayors,

Mr. Orrico was Group Vice President, Merchandising Supply Chain Operations at Tiffany & Co. Mr. Orrico spent 14 years at Tiffany & Co. where he developed its manufacturing and supply chain strategies and oversaw its operations.

Albert J. Rahm, II, age 55, became our Senior Vice President, Retail Store Operations on April 30, 2007. Prior to joining the Company, Mr. Rahm was the President of C.D. Peacock, a jewelry retail in Chicago from March 2006 until April 2007 and prior to that was Vice President, Retail Store Operations for Mayors since 1991 and for Birks since 2005 until March 2006. Prior to joining Mayors in 1991, Mr. Rahm owned and operated three retail jewelry stores for a fourteen-year period in Shreveport, Louisiana.

Hélène Messier, age 49, became our Senior Vice President, Human Resources on November 9, 2007 and prior thereto was our Vice-President, Human Resources since November 2000 when she joined Birks. Prior to joining Birks, she was Assistant General Manager of the Federation des Producteurs de Lait du Québec from November 1997 to November 2000. From 1982 to 1997, she has held various management positions both in operations and human resources with Bell Canada.

Miranda Melfi, age, 45, has been our Group Vice President, Legal Affairs and Corporate Secretary since April 3, 2006. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

COMPENSATION OF DIRECTORS AND OFFICERS

Director Compensation

During fiscal 2009, each director who was not an employee of the Company received an annual fee of $25,000 for serving on our Board of Directors and $1,500 for each Board meeting attended in person. The chairperson of each of the audit committee, compensation committee and corporate governance committee received an additional annual fee of $10,000, $8,000 and $5,000, respectively. The chairperson of a special independent committee of directors is entitled to receive $10,000 for his or her service and the other members of the committee are each entitled to receive $5,000 for their service on such committee. All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors. Each director who is not an employee of the Company is entitled to receive a grant of 1,000 stock appreciation rights on April 1 of each year. Our Board of Directors waived the grant of 1,000 of stock appreciation rights for this year.

Executive Compensation

We are a “foreign private issuer” under U.S. securities laws and not a reporting issuer under Canadian securities laws and are therefore not required to publicly disclose detailed individual information about executive compensation in our home jurisdiction. However, the executive compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers are detailed in our Management Proxy Circular as such document is referred to below. Under the Canada Business Corporations Act, being the statute under which we were incorporated, we are only required to provide certain information on aggregate executive compensation. The aggregate compensation paid by us to our nine executive officers in fiscal 2009 was approximately $3,662,000 (annual salary and bonus earned).

The summary compensation table regarding our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers and the option/SAR grants and exercise of options tables in our Management Proxy Circular will be filed on Form 6-K with the SEC in connection with our 2009 Annual Meeting of Shareholders.

Birks & Mayors Incentive Plans

Long-Term Incentive Plan

In 2006, Birks & Mayors adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks & Mayors business. As of May 31, 2009, there were 31,640 cash-based stock appreciation rights that were granted under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $6.62.

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

Executive Management Long-Term Cash Incentive Plan

In 2007, the Board of Directors approved the Executive Management Long-term Cash Incentive Plan, effective April 1, 2007 (the “LTCIP”). The purpose of the LTCIP is to encourage certain senior executives to reach goals that not only achieve the Company’s short-term performance objectives, but also align the Company’s goals with the creation of long-term shareholder value. The plan consists of the following three components: (i) a target incentive compensation percentage; (ii) a payout percentage of the target compensation determined by the achievement of predetermined performance measures in accordance with a matrix; and (iii) a performance evaluation cycle comprised of three-year intervals with the first cycle being the period of three years ending March 28, 2009 and the second cycle being the period of three years ending March 27, 2010. The average sales growth rate and average return on equity of the Company during this three year period will determine whether and to what extent any payout under this plan will be. The achievement level will then be applied against a targeted compensation amount for each member of senior management covered in the plan. The first two cycles were approved by the Board of Directors. The Company did not meet the targeted performance requirements under the first cycle and does not expect to meet the requirements of the second cycle and no payout is expected to be made. With respect to each subsequent cycle, the goals and the matrix are subject to the approval of the Company’s Board of Directors. To be eligible, an executive officer must be employed through the completion of the cycle and at the date of payment. Payments under this plan will only be made following the approval by the Company’s Board of Directors of the audited financial statements for the last fiscal year of the cycle.

Employee Stock Purchase Plan

In 2006, Birks & Mayors adopted an Employee Stock Purchase Plan (“ESPP”), which was approved in February 2006. The ESPP permits eligible employees, which do not include executives of Birks & Mayors Inc., to purchase our Class A voting shares from Birks & Mayors at 85% of their fair market value through regular payroll deductions. A total of 100,000 shares of our Class A voting shares are reserved for issuance under the ESPP. As of May 31, 2009, 99,995 shares have been issued under the ESPP and no additional shares will be issued under this plan.

Birks Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of our business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of May 31, 2009 there were 54,851 Class A voting shares underlying options granted under the Birks ESOP. The options outstanding under the Birks ESOP have a weighted average exercise price of $5.95.

Mayors Equity-Incentive Plans

1991 Stock Option Plan and Long-Term Incentive Plan

The Company has outstanding employee stock options and SARs issued to employees and members of the Board of Directors of Mayors under the 1991 Stock Option Plan (“the 1991 Plan”) and the Long-Term Incentive Plan (the “Mayor’s LTIP”) approved by the former Board of Directors of Mayors. Under these plans, the option price was required to equal the market price of the stock on the date of the grant or in the case of an individual who owned 10% or more of the common stock of Mayors, the minimum price was to be set at 110% of the market price at the time of issuance. Options granted under these programs generally became exercisable from six months to three years after the date of grant, provided that the individual was continuously employed by Mayors, or in the case of directors, remained on the Board of Directors. All options generally expired no more than ten years after the date of grant. No further awards will be granted under these plans. However, these plans will remain effective until the outstanding awards issued under the plans terminate or expire by their terms. As of May 31, 2009, there were 113,034 and 278,527 voting shares underlying awards granted under the Mayor’s LTIP and the 1991 Plan, respectively. The awards outstanding under the Mayor’s LTIP and the 1991 Plan have a weighted average exercise price of $6.21 and $11.81, respectively.

BOARD PRACTICES

Our bylaws state that the Board of Directors will meet immediately following the election of directors at any annual or special meeting of the shareholders and as the directors may from time to time determine. See “Item 10. Additional Information—Articles of Incorporation and By-laws.”

Under our Articles of Incorporation, our directors serve one-year terms although they will continue in office until successors are appointed. None of the members of our board has service agreements providing for benefits upon termination of employment, except for Mr. Andruskevich. See “Item 10 Additional Information—Material Contracts—Employment Agreements.”

During fiscal 2009, our Board of Directors held a total of eight board of directors meetings and twenty-nine committee meetings. During such period, eight of the eleven directors attended 100% of the meetings of the board of directors and three directors attended 88% of the board meetings.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. During fiscal 2009, our Board of Directors was composed of the following four main committees. The Board of Directors may from time to time also create special committees of the Board as needed.

1. Audit Committee. We have a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. During the 2009 fiscal year, the audit committee held seven meetings and all members of the audit committee attended all of the audit committee meetings during such period. During fiscal 2009, the audit committee was comprised of Alain Benedetti (Chair), Emily Berlin and Ann Spector Lieff, each of whom was financially literate and an independent, non-employee director of Birks & Mayors. Effective May 31, 2009, Alain Benedetti resigned from our board of directors and as a member and chair of our audit committee. On June 3, 2009, our board of directors named Louis Roquet a member and the chair of our audit committee. We have determined that Louis Roquet is financially sophisticated and we waived the requirement for the present time under the audit committee’s charter that at least one member of the audit committee be designated as an “audit committee financial expert” as this term is defined under SEC rules. Neither the SEC nor the NYSE Amex require us to designate an “audit committee financial expert” and we have not determined that any of our current directors would qualify as such.

2. Compensation Committee. We have a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of Birks & Mayors. Certain decisions regarding compensation of certain other executive officers are reviewed by the compensation committee. During fiscal 2009, the compensation committee held five meetings and all of the members attended all of the meetings during such period. During fiscal 2009, the compensation committee was comprised of

Shirley Dawe (Chair), Alain Benedetti, Peter O’Brien, and Ann Spector Lieff, each of whom was an independent, non-employee director of Birks & Mayors. Effective May 31, 2009, Alain Benedetti resigned from our board and our compensation committee.

3. Corporate Governance Committee. We have a standing corporate governance committee which has also assumed the functions of a nominating committee in accordance with the SEC rules and NYSE Amex listing requirements on nominating committees. The corporate governance committee is responsible for overseeing all aspects of our corporate governance policies. The corporate governance committee is also responsible for the oversight and review of all related party transactions and for nominating potential nominees to the Board of Directors. Our policy with regard to the consideration of any director candidates recommended by a shareholder is that we will consider such candidates and evaluate such candidates by the same process as candidates identified by the corporate governance committee. During fiscal 2009, the corporate governance committee held six meetings and all members of the corporate governance committee attended all of the committee meetings during such period. Our corporate governance committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. Emily Berlin (Chair), Peter O’Brien, and Louis Roquet, each of whom is an independent, non-employee director of Birks & Mayors, currently constitute the corporate governance committee.

4. Executive Committee. We have a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between Board of Director’s meetings for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in our operations, including but not limited to, the monitoring of the implementation of policies, strategies and programs. In addition, the Executive Committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. The current members of the executive committee are: Filippo Recami (Chair), Thomas A. Andruskevich, Dr. Lorenzo Rossi di Montelera, Elizabeth Eveillard and Margherita Oberti. During fiscal 2009, the executive committee held seven meetings. Four of the five members of the executive committee attended 100% of the executive committee meetings during such period and one member attended 86% of the meetings.

EMPLOYEES

As of March 28, 2009, we employed approximately 935 persons. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, training, retraining and developing the best people in our industry.

Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations and corporate sales. The table below sets forth headcount by category and geographic location for the periods indicated:

	Canada		U.S.		Total
As of March 28, 2009:*
Administration	211		131		342
Retail	332		261		593

Total	543	*	392	*	935	*

As of March 29, 2008:
Administration	229		153		382
Retail	382		282		664

Total	611		435		1,046

As of March 31, 2007:
Administration	239		167		406
Retail	385		264		649

Total	624		431		1,055

*	On May 1, 2009, we announced a continuation of our strategic staff downsizing initiative which resulted in the elimination of approximately 22 employees in Canada and approximately 44 employees in the U.S., which reductions are not included in the above table as of March 28, 2009.

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2009 by each executive officer and each director:

Name of Beneficial Owner	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Dr. Lorenzo Rossi di Montelera(1)	9,346	*
Thomas A. Andruskevich(2)	901,039	19.9%
Shirley A. Dawe(3)	870	*
Margherita Oberti(4)	5,000	*
Peter R. O’Brien(5)	7,529	*
Filippo Recami(6)	262,227	6.7%
Emily Berlin(7)	47,821	1.3%
Elizabeth Eveillard(8)	91,296	2.5%
Ann Spector Lieff(9)	8,693	*
Louis L. Roquet	—	—
Joseph A. Keifer, III(10)	107,102	2.9%
Michael Rabinovitch(11)	21,737	*
Daisy Chin-Lor(12)	4,347	*
John Orrico(13)	9,347	*

*	Less than 1%.

(1)	Includes (a) options to purchase 4,346 Class A voting shares which are currently exercisable or exercisable within 60 days at exercise prices ranging from $3.23 to $8.98 per share and expire over a period from October 1, 2012 to January 1, 2015, and (b) an option for 5,000 Class A voting shares at an exercise price Cdn$7.73 per share and expires on April 23, 2014. Dr. Rossi is a beneficiary of the Goldfish Trust. The Goldfish Trust beneficially owns or controls 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. Dr. Rossi is also a director of Rohan Private Trust Company Limited, the trustee of the Goldfish Trust. In certain circumstances, Dr. Rossi may be delegated the authority from the Trustee of the Goldfish Trust to vote the shares held by Montrovest. Holders of Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Dr. Rossi expressly disclaims beneficial ownership over the shares held by Montrovest.
(2)	Includes (a) options to purchase 511,989 Class A voting shares which are currently exercisable or exercisable within 60 days (including the option which gives him the right to purchase 259,451 Class A voting shares representing 2% of the total issued and outstanding shares of the Company (on a fully diluted basis) if such option were exercised as of May 31, 2009) exercisable at prices ranging from Cdn$6.00 to Cdn$7.00 per share and of which 457,132 options expire either two years after termination of employment for any reason or ten years after retirement and the remaining options expire no later than December 31, 2017, (b) an option to purchase 130,425 Class A voting shares exercisable at a price of $3.23 per share and expires either two years after termination of employment or ten years after retirement, (c) warrants to purchase 131,209 Class A voting shares exercisable at a price of $3.34 and expire on August 20, 2022, (d) 86,950 SARs that are currently exercisable or exercisable within 60 days at an exercise price of $6.21 per share and expire on August 9, 2015, and (e) 40,466 Class A voting shares.
(3)	Includes 870 Class A voting shares.
(4)	Includes an option to purchase 5,000 Class A voting shares which is currently exercisable at a price of Cdn$7.73 which expires on April 23, 2014.
(5)	Includes (a) options to purchase 5,000 Class A voting shares which is currently exercisable at a price of Cdn$7.73 which expires on April 23, 2014, and (b) 2,529 Class A voting shares.
(6)	Includes (a) options to purchase 4,346 Class A voting shares exercisable at a price ranging from $3.23 to $8.98 per share and which options expire over a period from October 1, 2012 to January 1, 2015, (b) an option to purchase 126,672 Class A voting shares exercisable at Cdn$6.25 per share which expires on November 2, 2009, and (c) warrants to purchase 131,209 Class A voting shares exercisable at a price of $3.34 which expire on August 20, 2022.
(7)	Includes (a) options to purchase 4,346 Class A voting shares exercisable at prices ranging from $3.23 to $8.98, which expire over a period from October 1, 2012 to January 1, 2015, and (b) 43,475 Class A voting shares.
(8)	Includes (a) options to purchase 1,738 Class A voting shares exercisable at prices raging from $7.14 to $8.98 which expire over a period from January 1, 2014 to January 1, 2015, (b) 2,608 Class A voting shares held directly, and (c) 86,950 Class A voting shares owned by her husband.
(9)	Includes (a) options to purchase 1,738 Class A voting shares exercisable at prices ranging from $7.14 to $8.98, which expire over a period from October 1, 2012 to January 1, 2015, and (b) 6,955 Class A voting shares.
(10)	Includes (a) options to purchase 48,875 Class A voting shares which are currently exercisable or exercisable within 60 days of which 43,475 are exercisable at a price of Cdn$3.23 and 5,400 are exercisable at a price of Cdn$7.00 and expire on October 1, 2012 and June 20, 2010, respectively, (b) warrants to purchase 48,110 Class A voting shares exercisable at prices ranging from $3.34 to $6.21 and expire on August 20, 2022 and (c) 10,117 Class A voting shares.
(11)	Includes stock appreciation rights to purchase 21,737 Class A voting shares which are currently exercisable or exercisable within 60 days at an exercise price of $6.21 and expire on August 9, 2015.
(12)	Includes stock appreciation rights to purchase 4,347 Class A voting shares which are currently exercisable or exercisable within 60 days at an exercise price of $6.21 and which expire on August 9, 2015.
(13)	Includes options to purchase 9,347 Class A voting shares which are currently exercisable or exercisable within 60 days of which 5,000 are exercisable at a price of $6.21 and 4,347 at a price of $9.09 and expire on November 14, 2015 and October 28, 2013, respectively.

For arrangements involving the issuance or grant of options or shares of the Company to such named executive officers, see above under heading “Executive Compensation” and Item 10. “Additional Information—Material Agreements—Employment Agreements.”

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2009 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and Class B multiple voting shares. The major shareholders listed with Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Unless otherwise indicated in the table, each of the individuals named below has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 3,672,407 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on May 31, 2009, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Annual Report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of May 31, 2009 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. For information regarding entities or persons that directly or indirectly control us, see “Item 3. Key Information—Risk Factors—Risks Related to the Company.”

Name of Beneficial Owner(1)	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Goldfish Trust(2)	7,717,970	67.8%
Rohan Private Trust Company Limited(3)	7,717,970	67.8%
Thomas A. Andruskevich(4)	901,039	19.9%
Montrovest BV(5)	7,717,970	67.8%
Prime Investments S.A.(6)	1,536,047	41.8%
Filippo Recami(7)	262,227	6.7%
Lawndale Capital Management, LLC(8)	270,287	7.4%
Andrew E. Shapiro(8)	270,287	7.4%
Diamond A. Partners, LP(8)	230,367	6.3%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.
(2)	Includes 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The shares of Montrovest are beneficially held by the Goldfish Trust. Dr. Rossi who is the Company’s Chairman of the Board of Directors is a director of Rohan Private Trust Company, the trustee of the Goldfish Trust, and a beneficiary of the Goldfish Trust.In certain circumstances, Dr. Rossi may be delegated the authority from the Trustee of the Goldfish Trust to vote the shares held by Montrovest. Goldfish Trust is the beneficial owner of the shares held by Montrovest.
(3)	Trustee of the Goldfish Trust. Includes (a) 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest.
(4)	Includes (a) options and SARs to purchase 729,364 Class A voting shares which are currently exercisable or exercisable within 60 days (including the option which gives him the right to purchase 259,451 Class A voting shares representing 2% of the total issued and outstanding shares of the Company (on a fully diluted basis) if such option were exercised as of May 31, 2009, (b) warrants to purchase 131,209 Class A voting shares, and (c) 40,466 Class A voting shares.
(5)	Comprised of 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest.
(6)	The Company has been advised that Deutsche Bank International Trust Co. Limited, as Trustee of Pine Trust and The Beech Settlement, exercises voting and investment control over the securities held of record by Prime Investments S.A.
(7)	Includes options to purchase 131,018 Class A voting shares which are currently exercisable or exercisable within 60 days and warrants to purchase 131,209 Class A voting shares which are currently exercisable or exercisable within 60 days.

(8)	The information included in the table is based solely on the Schedule 13G/A filed jointly with the SEC on February 6, 2009 by Andrew E. Shapiro, Diamond A. Partners, LP (“DAP”) and Lawndale Capital Management, LLC (“Lawndale”). Per the Schedule 13G/A, Lawndale is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the shares. Shapiro is the Manager of Lawndale. Lawndale is the general partner of those clients and DAP. Shapiro, DAP and Lawndale have shared voting power and shared dispositive power over the shares they each beneficially own.

RELATED PARTY TRANSACTIONS

Diamond Supply Agreements

On August 15, 2002, Birks entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments S.A., a related party, is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2009, Birks purchased approximately $3.0 million of diamonds and finished goods from Prime Investments S.A. and related parties. Prime Investments S.A. beneficially owns 41.8% of the outstanding Class A voting shares of Birks & Mayors.

Management Consulting Services Agreements

On February 10, 2006, our Board of Directors, approved the Company entering into a Management Consulting Services Agreement with Iniziativa S.A. Under the agreement, Iniziativa S.A. is to provide advisory, management and corporate services to the Company. The initial one-year term of the agreement began on April 1, 2006. The agreement may be renewed for additional one year terms by the Company. Effective January 1, 2007, the terms of the agreement were amended whereby Iniziativa is to provide advisory, management and corporate services under clearly defined project categories and as a result of the increase in value of the services, the payment for services rendered were increased to $262,500 per quarter, plus reimbursement for any out of pocket expenses up to $7,500 per quarter unless prior written consent of the Company is obtained. Additionally, the agreement was renewed for an additional one-year term, ending on March 31, 2008. The agreement was mutually extended until December 2008. Two of the Company’s directors, Filippo Recami and Dr. Lorenzo Rossi di Montelera were affiliated with Iniziativa. Iniziativa was the controlling shareholder of the Company until it transferred the shares it held in the Company to Montrovest, its parent company, on May 31, 2007. On October 29, 2007, Iniziativa assigned the agreement, with the approval of the Company, to Montrovest. Mr. Recami is a Managing Director of Montrovest. Fees paid by us to Montrovest and its predecessor, Iniziativa, during fiscal 2009 and 2008 were approximately $873,000, and $1,127,000, respectively. Our Board of Directors approved our entering into the agreement and amendment with Iniziativa in accordance with our Code of Conduct relating to related party transactions.

On December 17, 2008, we entered into a management subordination agreement with Montrovest and our senior lenders whereby we are permitted to pay Montrovest a success fee in the event that we actually receive net cash proceeds from an equity issuance in an amount greater than $5 million in the aggregate due to efforts of Montrovest to facilitate such equity issuance. Such success fee will be calculated as follows: (i) 7% of the net cash proceeds of such equity issuance in an amount greater than $5 million received by us to be paid upon receipt thereof by us; and (ii) in the event that the net cash proceeds from such equity issuance is an amount greater than $10 million, then in addition to the 7% fee, a monthly management fee of $25,000 continuing through December 30, 2012; provided that such fees shall not exceed in the aggregate $800,000 per year.

Arrangements with Directors

We retain Pheidias Project Management and Oberti Architectural & Urban Design for project management and architectural services. Pheidias Project Management and Oberti Architectural & Urban Design have been involved in almost all renovations and our new stores since 1993, as well as in the renovation of our executive offices. The principal of Pheidias Project Management and Oberti Architectural & Urban Design is the spouse of Margherita Oberti, one of our directors. In fiscal 2009, Pheidias Project Management and Oberti Architectural & Urban Design as project managers and architects charged us approximately $327,000 for services rendered.

Cash Advance Agreement

In February 2009 and May 2009, we received $2.0 million and $3.0 million, respectively, in the form of cash advances from our controlling shareholder, Montrovest, to finance our working capital needs and for general corporate purposes. These advances and any interest thereon are subordinated to the indebtedness of our existing senior credit facilities and secured term loans and are convertible into a convertible debenture or Class A voting shares in the event of a private placement or, are repayable upon demand by Montrovest subject to the conditions stipulated in our senior credit facilities. These cash advances will bear interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.6%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principle amount of the cash advance shall be paid to Montrovest.

Consulting Services Agreement

On June 30, 2009, our Company’s Board of Directors approved our Company entering into a consulting services agreement with Gestofi, S.A. (“Gestofi”). Under the agreement, Gestofi undertakes to assign Mr. Niccolò Rossi as the employee of Gestofi responsible for providing the consulting services related to the development of our Company’s e-commerce, new product development, wholesale business and such other services reasonably requested by our Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The Consulting Services will be provided to our Company for a fee of approximately CDN$13,700 per month less any applicable taxes plus out of pocket expenses. The initial one-year term of the agreement will begin on August 1, 2009 and the agreement may be renewed for additional one year terms. Mr. Niccolò Rossi is the son of Dr. Rossi, the Company’s Chairman and the Chairman of Gestofi. Our Company’s Board of Directors approved our Company’s entering into the agreement in accordance with our Company’s Code of Conduct relating to related party transactions.

Item 8.	Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Dividend Policy

For a discussion of our dividend policy, see Item 3. “Key Information—Dividends and Dividend Policy.”

Legal Proceedings

We are from time to time involved in litigation incident to the conduct of our business. Although such litigation is normally routine and incidental, it is possible that future litigation can result in large monetary awards for compensatory or punitive damages. We believe that no litigation that is currently pending or threatened will have a material adverse effect on our financial condition.

Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Report.

Item 9.	The Offer and Listing

TRADING MARKET

Effective November 15, 2005, our Class A voting shares were listed and began to trade on the NYSE Amex under the symbol “BMJ.” The following table sets forth, for all recently completed full financial years since we began trading on the NYSE Amex, the reported high and low sale prices for the Class A voting shares:

Birks & Mayors Inc. Highest/Lowest Stock Price for the Most Recent Full Financial Years

Fiscal year	Highest	Lowest
2009	$4.33	$0.20
2008	$8.46	$3.97
2007	$9.60	$6.05

The following table sets forth, for each of the most recent six months, the reported high and low sale prices for the Class A voting shares:

Birks & Mayors Inc. Highest/Lowest Stock Price for the Most Recent Six Months

Month	Highest	Lowest
January 2009	$0.66	$0.42
February 2009	$0.46	$0.20
March 2009	$0.49	$0.20
April 2009	$0.50	$0.30
May 2009	$0.55	$0.26
June 2009	$0.80	$0.46

The following table sets forth, for each quarter in fiscal 2009 and 2008 and any subsequent period, the reported high and low sale prices for the Class A voting shares:

Birks & Mayors Inc. Highest/Lowest Stock Price for Each Quarter in fiscal 2009 and 2008 and Any Subsequent Period

Subsequent Period	Highest	Lowest
Quarter ended June 2009	$0.80	$0.26

Fiscal 2009
Quarter ended March 2009	$0.66	$0.20
Quarter ended December 2008	$1.60	$0.30
Quarter ended September 2008	$3.20	$1.50
Quarter ended June 2008	$4.33	$3.06

Fiscal 2008
Quarter ended March 2008	$6.10	$3.97
Quarter ended December 2007	$6.75	$5.67
Quarter ended September 2007	$7.56	$6.49
Quarter ended July 2007	$8.46	$7.20

Item 10.	Additional Information

ARTICLES OF INCORPORATION AND BY-LAWS

Our Articles of Incorporation do not restrict the type of business that we may carry on. A copy of our Articles of Incorporation and our By-laws are contained in exhibits to the F-4 registration statement (File No. 333-126936) that we filed with the SEC on September 29, 2005, and which we incorporate by reference herein (“F-4”). Additionally, certain rights of our shareholders pursuant to our Articles of Incorporation, our By-laws and the Canada Business Corporations Act were set out in the F-4 and we refer you to the headings therein entitled “Description of Birks Capital Stock” and “Comparison of Stockholder Rights.”

MATERIAL CONTRACTS

We have not entered into any material contract other than in the ordinary course of business and other than those described below or in Items 4, 5, 7 and 19 of this Annual Report on Form 20-F.

Employment Agreements

Thomas A. Andruskevich

Thomas A. Andruskevich is employed by Birks & Mayors, as well as by its subsidiary, Mayors. Accordingly, we have two employment agreements with Mr. Andruskevich, one of which is through Mayors. On April 16, 2008, the Company and Mayors, respectively, amended, restated and renewed the terms and conditions of two employment agreements with Mr. Andruskevich effective April 1, 2008 each for a term of three years continuing until March 31, 2011 unless terminated in accordance with the terms of the agreements.

Birks Employment Agreement

Under the employment agreement, Mr. Andruskevich serves as President and Chief Executive Officer of Birks & Mayors and receives an annual base salary and an income bonus, which will be adjusted based upon the achievement of certain net income goals by Birks & Mayors in the preceding year set forth in our annual profit plan and strategic plan. Under the agreement, Mr. Andruskevich’s minimum base salary is $662,000 and provides for a performance based opportunity to increase his base salary by $2,000. Additionally, Mr. Andruskevich will receive an annual performance bonus based upon the achievement of specific performance criteria, which are set each year by our compensation committee. Mr. Andruskevich is also entitled to certain benefits such as life insurance, health and dental insurance, financial planning expenses and other reasonable expenses. Under his employment agreements since May 15, 1996, Mr. Andruskevich has received three separate grants of stock options, each of which is confirmed in his current employment agreement as remaining exercisable for 24 months after termination of his employment or ten years after the date of his retirement. In 1996, Mr. Andruskevich was given the option to subscribe for a number of our Class A voting shares which, immediately following their issue, would represent 2% of our issued and outstanding shares of capital stock (on a fully diluted basis). The number of shares will be adjusted to represent 2% of the issued and outstanding Class A voting shares, except that any new stock options or other new securities exercisable for, convertible into or exchangeable into capital stock (or shares issued upon exercise, conversion or exchange thereof), new restricted stock or other new equity granted or issued following November 14, 2005, for a compensatory purpose to employees, officers, or directors shall be disregarded for purposes of calculating 2% of our issued and outstanding shares of our capital stock (on a fully diluted basis). In 1998, the option granted in 1996 was substituted for an option on the same terms except that the exercise price of the options was fixed at Cdn$6.00 per share, considered to be the fair market value of our shares at that time. Also in 1998, Mr. Andruskevich was given a second option to subscribe for a number of Class A voting shares which, immediately following their issue, would represent 2% of our issued and outstanding shares of capital stock as of January 1, 1999, namely, 126,272 out of a total of 6,313,618 shares then issued and outstanding. The exercise price of these options was fixed at Cdn$6.25 per share, considered to be the fair market value of our shares at that time. In 2001, Mr. Andruskevich was given a third option to subscribe for a number of Class A voting shares which, immediately following their issue, would represent 2% of our issued and outstanding shares of capital stock as of April 1, 2002, namely, 126,266 out of a total of 6,313,300 shares then issued and outstanding. The exercise price of these options was fixed at Cdn$7.00 per share, considered to be the fair market value of our shares at that time. Each of the options Mr. Andruskevich received under these agreements is exercisable for a period of twenty-four months after the termination of his employment. Additionally, each such option is exercisable for a period of 10 years following retirement or two years after termination.

We may terminate Mr. Andruskevich’s employment agreement with just and sufficient cause for such termination. If we desire not to renew the agreement, we must provide Mr. Andruskevich with notice 12 months prior to the end of the term of the agreement which is March 31, 2011. If the Company wishes not to renew the agreement and Mr. Andruskevich is unable to find suitable employment after March 31, 2011, the Company must compensate Mr. Andruskevich for an additional period of up to 12 months by continuing to pay him a base salary, a monthly bonus calculated by taking the average bonus for the three prior fiscal years and dividing by 12, all benefits, plus a lump sum cash payment, if not already paid by Mayors, of $39,000 for disability and life insurance.

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

Mayors Employment Agreement

Under the Mayors employment agreement, Mr. Andruskevich serves as the Chairman of the Board of Directors of Mayors, and as President and Chief Executive Officer of Mayors and receives an annual base salary from Mayors of $600,000 and has the opportunity to receive an annual cash bonus based upon the achievement of objective performance criteria, which are set each year by the compensation committee and approved by the Board of Directors. If Mayors wishes not to renew the agreement, it must provide Mr. Andruskevich with notice 12 months prior to the end of the term of the agreement. If Mayors wishes not to renew the agreement and Mr. Andruskevich is unable to find suitable employment after March 31, 2011, Mayors must compensate Mr. Andruskevich for an additional period of up to 12 months by continuing to pay him a base salary, a monthly bonus calculated by taking the average bonus for the three prior fiscal years and dividing by 12, all benefits, plus a lump sum cash payment of $39,000 for disability and life insurance, if not already paid by Birks.

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

The agreement prohibits Mr. Andruskevich from competing with Mayors in certain markets for or on behalf of any entity whose operations are located primarily in Canada, in the State of Florida or Georgia or any state or foreign country in which Mayors receives at least 10% of its revenues at such time (i) during his employment, (ii) during the period immediately following a termination of employment during which or in respect to which Mr. Andruskevich continues to receive payments or has received a lump sum payment or (iii) in the event of Mr. Andruskevich’s voluntary departure, during the 12 month period immediately following the date of his departure for a period of twelve months after his departure and to solicit our senior or executives.

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

With respect to certain U.S. Holders who are not corporations, including individuals, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines to be satisfactory for these purposes and which includes an exchange of information program. U.S. Treasury guidance indicates that the current income tax treaty between Canada and the U.S. meets these requirements, and we believe we are eligible for the benefits of that treaty. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares that are readily tradable on an established securities market in the U.S. Our Class A voting shares, which are listed on the NYSE Amex, should be considered readily tradable on an established securities market in the U.S. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our Class A voting shares. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances. The rules governing the foreign tax credit are complex. Certain U.S. Holders of our Class A voting shares may not be able to claim a foreign tax credit with respect to amounts withheld for Canadian withholding taxes. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Exchange of Class A Voting Shares

For U.S. federal income tax purposes, subject to the rules relating to PFICs described below, a U.S. Holder generally will recognize taxable gain or loss on any sale or exchange of our Class A voting shares in an amount equal to the difference between the amount realized for our Class A voting shares and the U.S. Holder’s tax basis in such shares. This gain or loss will be capital gain or loss and generally will be treated as U.S. source gain or loss. Long-term capital gains recognized by certain U.S. Holders who are not corporations, including individuals, generally will be subject to a maximum rate of U.S. federal income tax of currently 15%. The deductibility of capital losses is subject to limitations.

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

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A VOTING SHARES

The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (referred to in this Form 20-F as the Canadian Tax Act) of the ownership of our Class A voting shares, generally applicable to holders of our Class A voting shares who, for purposes of the Canadian Tax Act and at all relevant times are not and are not deemed to be resident in Canada, hold our Class A voting shares as capital property, deal at arm’s length with, and is not and will not be affiliated with Birks & Mayors and who do not use or hold and are not deemed to use Class A voting shares in connection with carrying on business in Canada and for who our Class A voting shares are not “designated insurance property” under the Canadian Tax Act (referred to in this Form 20-F as Non-resident Holders). This discussion does not apply to holders that are: (i) non-resident insurers that carry on business in Canada and elsewhere, or (ii) “authorized foreign banks” as defined in the Canadian Tax Act.

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

Disposition of Our Class A Voting Shares

A Non-resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by that Non-resident Holder on a disposition of a Class A voting share, unless the Class A voting share constitutes “taxable Canadian property” of the Non-resident Holder for purposes of the Canadian Tax Act and the Non-resident Holder is not entitled to relief under the Convention. Provided that, at the time of disposition, the Class A voting shares are listed on a designated stock exchange (which includes the NYSE Amex), the Class A voting shares will generally not constitute taxable Canadian property to a Non-resident Holder unless, at any time during the 60-month period immediately preceding the disposition of the Class A voting shares, the holder, persons with whom the holder does not deal at arm’s length or the holder together with those persons, owns not less than 25% of the issued shares of any class or any series of shares of our capital stock. A Non-resident Holder who disposes of our Class A voting shares that are taxable Canadian property will be required to fulfill the requirements of Section 116 of the Canadian Tax Act unless such shares are listed on a recognized stock exchange (which includes the NYSE Amex) at the time of the disposition.

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

Interest rate risk

Our primary market risk exposure is interest rate risk. Borrowing under the senior secured credit facility and the term loan from Investissement Québec bear interest at floating rates, which are based on LIBOR plus a fixed additional interest rate. As of March 28, 2009, we have not hedged these interest rate risks. As of March 28, 2009, we had approximately $108.4 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $1.0 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. Material fluctuations in foreign currency exchange rates resulting in a weakening of the Canadian dollar could significantly reduce our borrowing availability under our secured credit facility which is denominated in U.S. dollars and limit our ability to finance our operations. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on its Canadian dollar denominated debt and other liabilities. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of March 28, 2009, we had not hedged these foreign exchange rate risks. As of March 28, 2009, we had approximately $4.8 million of net liabilities subject to transaction foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 28, 2009, our earnings would have increased or decreased, respectively, by approximately $0.5 million. This analysis does not consider the impact of fluctuations in U.S and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically platinum, gold and silver. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. We are exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of gold which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. For accounting purposes, the hedging agreements did not qualify to be treated as accounting hedges and, accordingly, are marked to market at the end of every quarter. No hedging contracts existed as of March 28, 2009.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15T.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 28, 2009, our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), were effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of March 28, 2009, our internal control over financial reporting was effective.

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

Our Board of Directors has designated Louis Roquet, an independent director as determined under the NYSE Amex listing standards and the federal securities laws and rules of the SEC, as a financially sophisticated person who serves on our audit committee. On June 3, 2009, Louis Roquet was appointed a member and the chair of the audit committee following the resignation of Alain Benedetti effective May 31, 2009, as a member of the Board of Directors and audit committee. Alain Benedetti had been designated as an “audit committee financial expert” within the meaning of this Item 16A. Our Board of Directors has determined to waive for the present time the requirements under the audit committee’s charter that at least one member of the audit committee be designated as an “audit committee financial expert,” as this term is defined under SEC rules. Neither the SEC nor the NYSE Amex requires us to designate an “audit committee financial expert” and the Board of Directors has not determined that any of its current directors would qualify as such. See “Item 6. Directors, Senior Management and Employees—Board Practices.”

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

During fiscal 2009 and fiscal 2008, we retained KPMG LLP, our independent auditors, to provide services in the following categories and amounts:

Audit Fees

The aggregate fees and expenses billed by KPMG LLP for professional services rendered for the audit of our annual financial statements was approximately $535,000 in fiscal 2009 and $552,000 in fiscal 2008.

Audit Related Fees

During fiscal 2009 and fiscal 2008, KPMG LLP provided audit-related services for a total amount of approximately $6,500 and $20,000, respectively, which primarily consisted of advisory services related to the documentation of internal controls over financial reporting and assistance with various accounting matters.

Tax Fees

During fiscal 2009 and fiscal 2008, KPMG LLP provided tax advisory services for a total amount of approximately $30,000 and $81,000, respectively.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not, nor did any affiliated purchaser, purchase any of our equity securities during the fiscal year ended March 28, 2009.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Our securities are listed on the NYSE Amex. There are no significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange except for proxy delivery requirements. The NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission. As a foreign private issuer, the Company is exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

PART III

Item 19.	Exhibits

The following exhibits are part of this Annual Report on Form 20-F.

Exhibit Number	Description of Document
1.1	Articles of Amalgamation, as amended, of Birks & Mayors Inc., effective as of November 14, 2005. Incorporated by reference from Exhibit 3.2 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

1.2	By-laws of Birks & Mayors Inc., as amended, effective as of November 14, 2005. Incorporated by reference from Exhibit 3.4 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

2.1	Form of Birks Class A voting share certificate. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2	Loan Agreement between Birks and Investissement Québec (formerly Financière du Québec), dated as of February 18, 2003. Incorporated by reference from Birks and Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.3	Form of Directors and Officers Indemnity Agreement. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.4	Henry Birks & Sons Inc. Employee Stock Option Agreement, dated as of May 1, 1997, amended as of June 20, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.5	Lease Agreement between Birks and Anglo Canadian Investments SA, dated as of December 12, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.6	Lease Agreement between Mayors and Westpoint Business Park, Ltd dated September 13, 2004. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.7	Diamond Supply Agreement between Prime Investments S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

Exhibit Number	Description of Document
4.8	Conditional Sale Agreement between Rosy Blue N.V. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.9	Conditional Sale Agreement between Rosy Blue Inc. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.10	Conditional Sale Agreement between Rosy Blue Sales Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.11	Conditional Sale Agreement between Rosy Blue Hong Kong Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.12	Conditional Sale Agreement between Rosy Blue Finance S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.13	Registration Rights Agreement between Birks and Prime Investments S.A., dated as of February 4, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.14	Employment Agreement between Mr. Thomas A. Andruskevich and Mayors effective April 1, 2008. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on June 30, 2008.

4.15	Employment Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors on April 1, 2008. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on June 30, 2008.

4.16	Employment Agreement between Michael Rabinovitch and Mayors, dated as of August 1, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.17	Amended Employment Agreement between Aida Alvarez and Mayors, dated as of July 19, 2002. Incorporated by reference from Mayors Form 10-Q filed December 17, 2002.

4.18	Form of Senior Management Long-Term Cash Incentive Plan. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.19	Employment Agreement between Joseph Keifer III and Mayors, dated October 1, 2002. Incorporated by reference from Mayors Form 10-Q filed on December 17, 2002.

4.20	Employment Agreement dated September 11, 2003 between John Orrico and Mayors. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.21	Employment Agreement dated April 1, 2005, between Daisy Chin Lor and Mayors. Incorporated by reference from Mayors Form 10-K filed on June 24, 2005. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

Exhibit Number	Description of Document
4.22	Employment Agreement between Miranda Melfi and Birks & Mayors dated February 24, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.23	Revolving Credit, Tranche B Loan and Security Agreement by and between Birks & Mayors Inc., the Canadian borrower, Mayor’s Jewelers, Inc., as the United States borrower, Bank of America, N.A., GMAC Commercial Finance LLC and Back Bay Capital Funding LLC, dated as of January 19, 2006 (“Credit Agreement”). Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.24	First Amendment to the Credit Agreement dated as of November 9, 2006. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.25	Waiver and Second Amendment to the Credit Agreement dated as of November 9, 2006. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.26	Third Amendment to the Credit Agreement dated as of December 5, 2006. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.27	Modification Agreement of the Credit Facility dated as of March 31, 2007. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.28	Fourth Amendment to the Credit Agreement dated as of June 28, 2007. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on June 30, 2008.

4.29	Fifth Amendment to the Credit Agreement dated as of September 25, 2007. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on June 30, 2008.

4.30	Sixth Amendment to the Credit Agreement dated as of October 30, 2007. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on June 30, 2008.

4.31	Tranche B Note by and between Mayor’s Jewelers, Inc. and Back Bay Capital Funding LLC, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.32	U.S. Revolving Credit Note by and between Mayor’s Jewelers, Inc. and Bank of America, N.A., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.33	U.S. Revolving Credit Note by and between Mayor’s Jewelers, Inc. and GMAC Business Credit, LLC, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.34	U.S. Revolving Credit Note by and between Mayor’s Jewelers, Inc. and Lasalle Retail Finance, a Division of Lasalle Business Credit, LLC, as agent For Lasalle Bank Midwest National Association, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.35	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

Exhibit Number	Description of Document
4.36	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and GMAC Commercial Finance Corporation - Canada, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.37	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Lasalle Business Credit, a Division of ABN AMRO Bank N.V., Canada Branch, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.38	Stock Pledge Agreement by and between Birks & Mayors Inc., Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.39	Trademark Collateral Security And Pledge Agreement by and between Birks & Mayors Inc., and its various subsidiaries, including Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.40	Intercompany Indemnity, Subrogation and Contribution Agreement by and between Birks & Mayors Inc. and Mayor’s Jewelers, Inc., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.41	Guaranty by and between certain subsidiaries of Birks & Mayors Inc., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.42	Amended and Restated Revolving Credit and Security Agreement, among Birks & Mayors Inc., Mayor’s Jewelers, Inc., Certain Financial Institutions, as Lenders, Bank of America, N.A., as Administrative Agent, Bank of America, N.A. (acting through its Canada branch), as Canadian Agent, and Banc of America Securities, LLC, as Sole Lead Arranger and Sole Book Manager, dated as of December 17, 2008 (“Credit Facility”). Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on December 22, 2008.

4.43	Term Loan and Security Agreement, among Birks & Mayors Inc., Mayor’s Jewelers, Inc., Certain Financial Institutions, as Lenders, and GB Merchant Partners, LLC, as Administrative Agent, dated as of December 17, 2008 (“Term Loan”). Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on December 22, 2008.

4.44	Management Consulting Services Agreement between Birks & Mayors Inc. and Iniziativa S.A., dated as of April 1, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on February 15, 2006.

4.45	First Amendment to Management Consulting Services Agreement between Birks & Mayors Inc. and Iniziativa S.A., dated as of December 5, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on December 22, 2006.

4.46	Assignment of the Management Consulting Services Agreement between Birks & Mayors Inc. and Montrovest B.V., dated as of October 29, 2007. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on June 30, 2008.

4.47	Mayor’s Jewelers, Inc., (f/k/a Jan Bell Marketing, Inc.) 1991 Stock Option Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed on April 26, 2006.

4.48	Mayor’s Jewelers, Inc., 2004 Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed on April 26, 2006.

Exhibit Number	Description of Document
4.49	Birks & Mayors Inc. 2006 Employee Stock Purchase Plan. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.50	Birks & Mayors Inc. Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.51	Stock Option Agreement dated on or about November 2, 1999 between Birks & Mayors Inc. and Filippo Recami. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.52	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Peter O’Brien. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.53	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Margherita Oberti. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.54	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Lorenzo Rossi di Montelera. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.55	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Carlo Coda-Nunziante. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.56	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Joseph A. Keifer. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.57	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Marco Pasteris. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.58	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.59	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.60	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.61	Form of Stock Appreciation Right Agreement. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.62 *	Loan Agreement between Birks & Mayors Inc. and Investissement Québec, dated January 26, 2009.

4.63 *	Loan Agreement between Birks & Mayors Inc. and Investissement Québec, dated February 20, 2009.

4.64 *	Cash Advance Agreement between Birks & Mayors Inc. and Montrovest B.V., dated February 10, 2009.

4.65 *	Cash Advance Agreement between Birks & Mayors Inc. and Montrovest B.V., dated May 21, 2009.

Exhibit Number	Description of Document
4.66 *	First Amendment and Consent to Credit Facility, dated as of January 16, 2009.

4.67 *	Second Amendment to Credit Facility, dated as of April 30, 3009.

4.68 *	First Amendment to Term Loan dated as of April 30, 2009.

8.1 *	Subsidiaries of Birks & Mayors Inc.

12.1 *	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2 *	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1 *	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 *	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1 *	Consent of KPMG LLP.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that this meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BIRKS & MAYORS INC.
Date: July 6, 2009
/s/ THOMAS A. ANDRUSKEVICH
Thomas A. Andruskevich,
President and Chief Executive Officer

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Birks & Mayors Inc.

We have audited the accompanying consolidated balance sheets of Birks & Mayors Inc. and subsidiaries as of March 28, 2009 and March 29, 2008 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended March 28, 2009, March 29, 2008 and March 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Birks & Mayors Inc. and subsidiaries as of March 28, 2009 and March 29, 2008 and the results of their operations and their cash flows for the years ended March 28, 2009, March 29, 2008 and March 31, 2007 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP*
Chartered Accountants

Montréal, Canada

June 25, 2009

*	CA Auditor permit no. 13381

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	As of
	March 28, 2009	March 29, 2008
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$2,028	$3,170
Accounts receivable	11,144	11,979
Inventories	155,597	181,925
Deferred income taxes	—	4,595
Prepaids and other current assets	2,246	5,184

Total current assets	171,015	206,853
Property and equipment	30,602	39,575
Goodwill and other intangible assets	1,070	13,123
Deferred income taxes	—	31,424
Other assets	3,444	873

Total non-current assets	35,116	84,995

Total assets	$206,131	$291,848

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$85,777	$120,131
Accounts payable	27,942	37,805
Accrued liabilities	6,453	9,611
Current portion of long-term debt	3,887	2,629

Total current liabilities	124,059	170,176
Long-term debt	43,745	24,669
Other long-term liabilities	3,359	4,131

Total long-term liabilities	47,104	28,800
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 3,672,407 and 3,562,165, respectively	22,282	22,200
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970 and 7,717,970, respectively	38,613	38,613
Class C common stock – no par value, 100,000 authorized, none issued	—	—
Preferred stock – no par value, 2,034,578 authorized, none issued	—	—
Non-voting common shares – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	15,702	15,699
(Accumulated deficit) retained earnings	(44,369)	16,610
Accumulated other comprehensive income (loss)	2,740	(250)

Total stockholders’ equity	34,968	92,872

Total liabilities and stockholders’ equity	$206,131	$291,848

See accompanying notes to consolidated financial statements

On behalf of the Board of Directors:

/s/ Thomas A. Andruskevich	/s/ Louis L. Roquet
Thomas A. Andruskevich, Director	Louis L. Roquet, Director

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Fiscal Year Ended
	March 28, 2009	March 29, 2008	March 31, 2007
	(In thousands, except per share amounts)
Net sales	$270,896	$314,745	$294,282
Cost of sales	155,297	168,270	152,002

Gross profit	115,599	146,475	142,280

Selling, general and administrative expenses	113,990	128,306	115,457
Impairment of goodwill and long-lived assets	13,555	—	—
Depreciation and amortization	6,212	6,876	6,438

Total operating expenses	133,757	135,182	121,895

Operating (loss) income	(18,158)	11,293	20,385
Interest and other financial costs	9,967	10,655	10,078

(Loss) income before income taxes	(28,125)	638	10,307
Income tax expense (benefit)	32,854	(9,795)	(2,816)

Net (loss) income	$(60,979)	$10,433	$13,123

Weighted average common shares outstanding
Basic	11,339	11,263	11,213
Diluted	11,339	11,720	11,788
Net (loss) income per share
Basic	$(5.38)	$0.93	$1.17
Diluted	$(5.38)	$0.89	$1.11

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

	Voting common stock outstanding	Voting common stock	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
	(Dollars in thousands)
Balance at March 25, 2006	11,207,723	$60,446	$16,053	$(8,048)	$(1,084)	$67,367
Net Income	—	—	—	13,123	—	13,123
Cumulative translation adjustment	—	—	—	—	183	183

Total comprehensive income	—	—	—	—	—	13,306
SAB 108 adjustment	—	—	—	1,102	—	1,102
Issuance of shares under ESPP and exercise of stock options	26,246	123	—	—	—	123
Reclass to accrued liabilities of stock options granted to lenders in connection with the adoption of SFAS No. 123R	—	—	(568)	—	—	(568)
Compensation expense resulting from SARS granted to Management and Directors	—	—	167	—	—	167

Balance at March 31, 2007	11,233,969	60,569	15,652	6,177	(901)	81,497
Net Income	—	—	—	10,433	—	10,433
Cumulative translation adjustment	—	—	—	—	651	651

Total comprehensive income	—	—	—	—	—	11,084
Issuance of shares under ESPP and exercise of stock options	46,166	244	—	—	—	244
Compensation expense resulting from SARS granted to Management and Directors	—	—	47	—	—	47

Balance at March 29, 2008	11,280,135	60,813	15,699	16,610	(250)	92,872

Net loss	—	—	—	(60,979)	—	(60,979)
Cumulative translation adjustment	—	—	—	—	2,990	2,990

Total comprehensive loss	—	—	—	—	—	(57,989)
Issuance of shares under ESPP and exercise of stock options	110,242	82	—	—	—	82
Compensation expense resulting from SARS granted to Management and Directors	—	—	3	—	—	3

Balance at March 28, 2009	11,390,377	$60,895	$15,702	$(44,369)	$2,740	$34,968

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 28, 2009	March 29, 2008	March 31, 2007
	(In thousands)
Cash flows (used in) provided by operating activities:
Net (loss ) income	$(60,979)	$10,433	$13,123
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Deferred income taxes	32,854	(9,795)	(2,916)
Depreciation and amortization	7,054	7,805	7,131
Amortization of debt costs	797	309	773
Non-cash compensation (income) expense	(29)	40	193
Goodwill impairment	11,208	—	—
Impairment of long-lived assets	2,347	—	—
Other operating activities, net	(809)	(880)	(866)
(Increase) decrease in:
Accounts receivable	(532)	1,788	(805)
Inventories	11,312	(4,450)	(11,069)
Other current assets	2,376	875	(2,009)
(Decrease) increase in:
Accounts payable	(6,101)	6,929	(10,088)
Accrued liabilities and other long-term liabilities	471	(1,871)	(4,092)

Net cash (used in) provided by operating activities	(31)	11,183	(10,625)

Cash flows (used in) provided by investing activities:
Additions to property and equipment	(4,939)	(9,402)	(6,963)
Other investing activities, net	(63)	(54)	100
Acquisitions	—	(7,025)	—

Net cash used in investing activities	(5,002)	(16,481)	(6,863)

Cash flows provided by (used in) financing activities:
(Decrease) increase in bank indebtedness	(16,311)	2,424	32,134
Repayment of obligations under capital leases	(2,007)	(1,252)	(933)
Increase in obligations under capital leases	2,899	4,946	—
Payment of loan origination fees and costs	(3,595)	(338)	(166)
Repayment of long-term debt	(946)	(672)	(698)
Increase in long-term debt	23,973	—	—
Other financing activities	97	209	(35)
Repayment of junior secured term loan	—	—	(11,668)

Net cash provided by financing activities	4,110	5,317	18,634
Effect of exchange rate on cash	(219)	175	(8)

Net (decrease) increase in cash and cash equivalents	(1,142)	194	1,138
Cash and cash equivalents, beginning of year	3,170	2,976	1,838

Cash and cash equivalents, end of year	$2,028	$3,170	$2,976

Supplemental disclosure of cash flow information:
Interest paid	$9,828	$10,846	$9,358
Non-cash transactions:
Property and equipment additions acquired through capital leases	$—	$—	$996
Property and equipment additions included in accounts payable and accrued liabilities	$209	$635	$1,663
SAB 108 Adjustment	$—	$—	$1,102

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

Birks & Mayors Inc. (“Birks & Mayors”) or (“Birks”) or (“the Company”) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the design, manufacture and retail sale of luxury jewelry, timepieces and giftware. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal years ended March 28, 2009 and March 29, 2008 include fifty-two weeks and fiscal year ended March 31, 2007, includes fifty-three weeks.

1.	Basis of presentation and future operations:

Basis of presentation

These consolidated financial statements include the accounts of the Canadian parent company Birks & Mayors and its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”), and are prepared in U.S. dollars and in accordance with accounting principles generally accepted in the U.S. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories and accounts receivable, provisions for income taxes, and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. All significant intercompany accounts and transactions have been eliminated upon consolidation. The consolidated financial statements include certain reclassifications of prior period amounts in order to conform with current year presentation.

Future operations

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The recent banking and financial crisis, surging home foreclosure rates in the U.S. and more specifically, Florida (where the Company derives a significant portion of its revenues), and the global economic recession has created an extremely challenging retail and economic environment in the U.S. and Canada, especially for luxury retailers. These unprecedented conditions have negatively impacted not only the Company’s operating performance, but its availability to sources of financing to fund its operations and its cost of capital. In December of 2008, the Company negotiated an amendment and extension of its senior secured revolving credit facility, which extended its borrowing terms through December 2011, albeit at a higher interest cost and a $27 million decrease in its borrowing line. The Company also obtained additional financing through a $13 million secured term loan that is subordinated in lien priority to its senior secured revolving credit facility.

The Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependant upon its ability to maintain positive excess availability under its senior credit facilities. Both its senior secured revolving credit facility lender and its senior secured term loan lender may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility lender may impose using reasonable discretion, however, the Company’s senior secured term loan lender’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the senior secured credit facility availability. From February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million. While the Company’s senior secured revolving credit facility lender has not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased. Other factors impacting the Company’s excess availability include, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. Furthermore, a $15 million and a $ 7.5 million seasonal availability block is imposed by the senior secured revolving credit facility lender and the senior secured term loan lender each year from December 20th to January 20 th and from January 21st to February 10th, respectively, and both the Company’s senior secured revolving credit facility and its senior secured term loan are subject to cross default provisions with all other loans, by which if the Company is in default with any other loan the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

In February 2009, the Company entered into a secured term loan agreement with Investissement Québec to finance up to Cdn$2.9 million of expenses and inventory costs related to its sponsorship of the 2010 Olympic and Paralympic Winter Games. In addition, in February 2009, the Company entered into a seven year secured term loan agreement with Investissement Québec in the amount of Cdn$10 million. This secured term loan is being used to fund the working capital needs of the Company and for general corporate purposes. Also in February 2009, the Company received a $2.0 million advance from its controlling shareholder, Montrovest BV, to finance the Company’s liquidity needs.

In addition to obtaining this additional financing, since January 2009, the Company implemented a cost reduction program, whereby it eliminated 150 full-time positions or 15% of its workforce, suspended its traditional management cash bonus program effective the beginning of fiscal 2010, reduced other operating expenses and implemented a salary reduction program which reduces the salary for all employees of the Company. In addition, the Company has taken steps to continue to manage working capital, which involves significant reductions in the amount of inventory it carries. The Company believes that with the additional financing, planned reductions in operating expenses, inventory and capital expenditures, that it will be able to adequately fund its operations and meet its cash flow requirements for the next twelve months. This determination, however, could be impacted by economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control. If any of the factors or events described previously result in operating performance being significantly lower than currently forecasted or if the Company’s senior lenders impose additional restrictions on its ability to borrow on the Company’s collateral, there could be significant uncertainty about the Company’s ability to continue as a going-concern, and its capacity to realize the carrying value of its assets and repay its existing and future obligations as they generally become due without additional financing which may not be available. These financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

2.	Acquisition:

On November 13, 2007, the Company acquired the net assets of Brinkhaus, a privately-owned jewelry company that operated two stores in Western Canada for cash and notes of approximately $13.0 million. In connection with the transaction, the Company made an initial payment of $7.0 million which was funded through its senior secured credit facility. The remaining purchase price is to be paid in three subsequent installments of $1.7 million, to be paid in June 2009, April 2010 and April 2011. In its Consolidated Financial Statements for the period ended March 29, 2008, the Company recorded $11.9 million of net assets in connection with the acquisition, representing the discounted value of these payments, with the balance of $1.1 million representing imputed interest on the notes. The acquisition has been accounted for as a business combination using the purchase method of accounting, with the results of Brinkhaus operations combined with the Company’s results of operations from the purchase date.

The summary of the purchase price allocation at the acquisition date is as follows (in thousands of dollars):

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

Cost of sales includes direct inbound freight, direct labor related to repair services, design and creative, the jewelry studio, inventory shrink, inventory thefts, and boxes (jewelry, watch and giftware). Indirect freight including inter-store transfers, purchasing and receiving costs, distribution costs, warehousing costs and quality control costs are included in selling, general and administrative expenses. Purchase discounts are recorded as a reduction of inventory cost and are recorded to cost of sales as the items are sold. Mark down

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007 dollars received from vendors are recorded as a reduction of inventory costs to the specific items to which they apply and are recognized in cost of sales once the items are sold. Other vendor allowances, primarily related to the achievement of certain milestones, are infrequent and insignificant and are recognized upon achievement of the specified milestone in cost of sales. Included in cost of sales is depreciation related to manufacturing machinery, equipment and facilities of $842,000, $929,000 and $693,000 for the years ended March 28, 2009, March 29, 2008 and March 31, 2007, respectively.

(c)	Cash and cash equivalents:

The Company considers all highly liquid investments purchased with original maturities of three months or less and amounts receivable from external credit card issuers to be cash equivalents. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $1.2 million at March 28, 2009 and $1.8 million at March 29, 2008.

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

Retail inventories and inventories of raw materials are valued at the lower of average cost or net realizable value. Inventories of work in progress and Company manufactured finished goods are valued at the lower of average cost (which includes material, labor and overhead costs) or net realizable value. The Company records provisions for lower of cost or market, damaged goods, and slow-moving inventory. The cost of inbound freight and duties are included in the carrying value of the inventories.

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

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

(f)	Property and equipment:

Property and equipment are recorded at cost. Maintenance and repair costs are charged to selling, general and administrative expenses as incurred, while expenditures for major renewals and improvements are capitalized. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the assets as follows:

Asset	Period
Buildings	Lesser of term of the lease or the economic life
Leasehold improvements	Lesser of term of the lease or the economic life
Software and electronic equipment	3 - 10 years
Molds	3 - 20 years
Furniture and fixtures	5 - 8 years
Equipment and vehicles	3 - 8 years

(g)	Goodwill and intangible assets:

Goodwill is not amortized but is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The Company has selected the Company’s fiscal year-end as the measurement date for the impairment test, which was performed at the end of fiscal 2008 and the goodwill amount was not considered impaired. During the third quarter of fiscal 2009 and due to a combination of factors, including a significant decline in the Company’s stock price and its impact on the Company’s market capitalization as compared to its net book value, as well as the impact of economic downturn on customer demand especially during the holiday season, illiquidity in the overall credit markets and continued forecasted declines in customer demand in the luxury retail market, the Company performed a two-step impairment analysis as required under Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” which required the Company to estimate the fair value of its retail reporting unit based upon its projection of revenues, operating costs, and cash flows considering historical and anticipated future results. The valuation employs a combination of present value techniques to measure fair value and considers market factors. The key assumptions used to determine the fair value of our reporting units were: (a) expected cash flow for a period of five years; (b) terminal values based upon terminal growth rate of 3%; and (c) a discount rate of 11% which was based on the Company’s best estimate during the period of the weighted average cost of capital adjusted for risks associated with its retail reporting unit. Based on its analysis, the Company determined that the entire carrying amount of the goodwill recorded on its books was impaired and therefore, the Company recognized an $11.2 million impairment charge during the third quarter of fiscal 2009. Goodwill was $11.9 million at March 29, 2008 all of which was allocated to the Company’s retail segment.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

The changes in the carrying amount of goodwill for the years ended March 28, 2009 and March 29, 2008, are as follows (in thousands):

Carrying amount as of March 31, 2007	$27,752
Acquisition of Brinkhaus	985
Foreign currency exchange rate changes	259
Adjustment for recognition of deferred tax asset	(17,060)

Carrying amount as of March 29, 2008	11,936
Non-cash impairment charge	(11,208)
Foreign currency exchange rate changes	(728)

Carrying amount as of March 28, 2009	$—

During fiscal 2008, the Company recorded a $17.1 million reduction in goodwill which represents unrecognized deferred tax assets acquired in a business combination which were recognized during fiscal 2008 because the Company’s management determined that they were more-likely-than-not to be realized.

Trademarks and tradenames are being amortized using the straight-line method over a period of 15 to 20 years. The Company had $1.4 million of unamortized intangible assets at March 28, 2009 and March 29, 2008. The Company had $0.3 million of accumulated amortization of intangibles at March 28, 2009 and March 29, 2008

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

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS 109, deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial statement reporting purposes and the bases for income tax purposes, and (b) operating losses and tax credit carryforwards. Deferred income tax assets are evaluated and, if realization is not considered to be more-likely-than-not, a valuation allowance is provided (see note 10(a) to the Company’s Consolidated Financial Statements).

(k)	Foreign exchange:

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date. Other balance sheet items denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Gains (losses) on foreign exchange of

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

$(788,000), $(248,000) and $28,000 are recorded in cost of goods sold for the years ended March 28, 2009, March 29, 2008 and March 31, 2007, respectively.

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

(l)	Long-lived assets:

The Company periodically reviews the estimated useful lives of its depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Measurement of an impairment loss for such long-lived assets would be based on the difference between the carrying value and the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. During fiscal 2009, the Company evaluated its long-lived assets for potential impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”. The evaluation resulted in the determination that the carrying value of long-lived assets, primarily leasehold improvements at certain of the Company’s U.S. retail stores and one if its manufacturing facilities in the U.S. would likely not be recovered through estimated future cash flows, considering assumptions regarding the expected lives of those assets. As a result, the Company recorded impairment charges of $2.3 million to reduce the carrying value of these assets to their estimated fair value.

(m)	Advertising and marketing costs:

Advertising and marketing costs are generally charged to expense as incurred. However, certain expenses such as those related to catalogs are expensed at the time such catalogs are shipped to recipients. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses and amounted to $3.6 million, $3.4 million and $3.6 million in the years ended March 28, 2009, March 29, 2008 and March 31, 2007, respectively. Advertising and marketing expense, net of vendor cooperative advertising allowances, amounted to $10.5 million, $15.1 million and $11.4 million in the years ended March 28, 2009, March 29, 2008 and March 31, 2007, respectively.

(n)	Pre-opening expenses:

Pre-opening expenses related to the opening of new and relocated stores are expensed in the period incurred.

(o)	Operating leases:

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

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

(p)	Earnings per common share:

The following table sets forth the computation of basic and diluted earnings per common share for the years ended March 28, 2009, March 29, 2008 and March 31, 2007:

	Fiscal Year Ended
	March 28, 2009	March 29, 2008	March 31, 2007
	(In thousands, except per share data)
Basic (loss) earnings per common share computation:
Numerator:
Net (loss) income	$(60,979)	$10,433	$13,123
Denominator:
Weighted-average common shares outstanding	11,339	11,263	11,213
(Loss) Earnings per common share	$(5.38)	$0.93	$1.17
Diluted (loss) earnings per common share computation:
Numerator:
Net (loss) income	$(60,979)	$10,433	$13,123
Denominator:
Weighted-average common shares outstanding	11,339	11,263	11,213
Dilutive effect of stock options, warrants and stock appreciation rights (SARs)	—	457	575

Weighted-average common shares outstanding—diluted	11,339	11,720	11,788
Diluted (loss) earnings per common share	$(5.38)	$0.89	$1.11

For the year ended March 28, 2009, the effect from the assumed exercise of 1,013,000 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants, and 113,034 shares underlying outstanding stock appreciation rights were excluded from the computation of net income per diluted share due to their antidilutive effect. For the years ended March 29, 2008 and March 31, 2007, 79,000 and 103,000 of stock options, respectively, were not included in the above computation of diluted earnings per common share because such amounts would have had an antidilutive effect.

(q)	Commodity and currency risk

The Company has exposure to market risk related to gold, silver, platinum and diamond purchases and foreign exchange risk. The Company periodically enters into gold futures contracts to economically hedge a portion of these risks. At March 28, 2009 and March 29, 2008, there were no material contracts outstanding.

(r)	Recent Accounting Pronouncements:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which establishes a framework for measuring fair value of assets and liabilities and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS No. 157 relate to the

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007 definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred the implementation of the provisions of SFAS No. 157 relating to nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The Company has evaluated the provisions of SFAS No. 157 and determined that its adoption will not have a material effect on the Company’s financial position or earnings.

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

In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R states that all business combinations will result in all assets and liabilities of an acquired business being recorded at their acquisition date fair values. Earn-outs and other forms of contingent consideration and certain acquired contingencies will also be recorded at fair value at the acquisition date. SFAS No. 141R also states acquisition costs will generally be expensed as incurred; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense; and restructuring costs will be expensed in periods after the acquisition date. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008 or at the beginning of the Company’s fiscal year ended March 27, 2010. The Company has evaluated the provisions of SFAS No. 141R and determined that its adoption will not have a material effect on the Company’s financial position or earnings.

4.	Accounts receivable:

Accounts receivable at March 28, 2009 and March 29, 2008 consist of the following:

	As of
	March 28, 2009	March 29, 2008
	(In thousands)
Customer trade receivables	$7,916	$8,651
Other receivables	3,228	3,328

	$11,144	$11,979

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

Continuity of the allowance for doubtful accounts is as follows (in thousands):

Balance March 25, 2006	996
Additional provision recorded	177
Net write-offs	(255)

Balance March 31, 2007	918
Additional provision recorded	444
Net write-offs	(171)

Balance March 29, 2008	$1,191
Additional provision recorded	851
Net write-offs	(253)

Balance March 28, 2009	$1,789

Certain sales plans relating to customers use of Mayors credit cards provide for revolving lines of credit and/or installment plans under which the payment terms exceed one year. These receivables, amounting to approximately $3.5 million and $2.7 million at March 28, 2009 and March 29, 2008, respectively, are included in accounts receivable in the accompanying consolidated balance sheets.

5.	Inventories:

Inventories are summarized as follows:

	As of
	March 28, 2009	March 29, 2008
	(In thousands)
Raw materials	$4,546	$6,951
Work in progress	591	2,861
Retail inventories and manufactured finished goods	150,460	172,113

	$155,597	$181,925

Continuity of the obsolescence reserve for inventory is as follows (in thousands):

Balance March 25, 2006	3,451
Additional charges	705
Deductions	(1,266)

Balance March 31, 2007	2,890
Additional charges	1,249
Deductions	(1,198)

Balance March 29, 2008	$2,941
Additional charges	1,442
Deductions	(1,405)

Balance March 28, 2009	$2,978

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

6.	Property and equipment:

The components of property and equipment are as follows:

	As of
	March 28, 2009	March 29, 2008
	(In thousands)
Land	$5,545	$6,687
Buildings	8,563	10,114
Leasehold improvements	44,949	49,719
Equipment and vehicles	2,407	2,361
Molds	4,556	5,339
Furniture and fixtures	9,301	10,475
Software and electronic equipment	15,483	20,985

	90,804	105,680
Accumulated depreciation	(60,202)	(66,105)

	$30,602	$39,575

Property and equipment, having a cost of $20.2 million and a net book value of $14.2 million at March 28, 2009, and a cost of $20.4 million and a net book value of $15.5 million at March 29, 2008, are under capital leasing arrangements.

7.	Bank indebtedness:

(a)	During fiscal 2009, the Company executed an amendment and extension of its senior secured revolving credit facility. The Company’s $160 million senior secured revolving credit facility, which was set to expire on January 19, 2009, was amended and extended for a total of $133 million and bears interest in the range of LIBOR plus 2.5% to LIBOR plus 3.0% (based on excess availability thresholds) for up to a $124 million tranche of the facility and in the range LIBOR plus 4.5% to LIBOR plus 5.0% (based on excess availability thresholds) for a $9 million tranche of the facility. This credit facility has a three-year term expiring in December 2011 and is primarily to be used to finance inventory, capital expenditures, working capital and provide liquidity for other general corporate purposes.

As of March 28, 2009 and March 29, 2008, bank indebtedness consisted solely of the Company’s senior secured revolving capital credit facility which had an outstanding balance of $85.8 million and $120.1 million, respectively. The senior secured revolving credit facility is collateralized by substantially all of the Company’s assets. The Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependant upon its ability to maintain positive excess availability under its senior credit facilities. Both its senior secured revolving credit facility lender and its senior secured term loan lender may impose, at any time, discretionary reserves (customary for asset based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility lender may impose using reasonable discretion, however, the Company’s senior secured term loan lender’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the senior secured credit facility availability. From February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

While the Company’s senior secured revolving credit facility lender has not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased. Other factors impacting the Company’s excess availability include, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. Furthermore, a $15 million and a $ 7.5 million seasonal availability block is imposed by the senior secured revolving credit facility lender and the senior secured term loan lender each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both the Company’s senior secured revolving credit facility and its senior secured term loan are subject to cross default provisions with all other loans, by which if the Company is in default with any other loan the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan. As of March 28, 2009, a 100 basis strengthening or weakening of the Canadian versus the U.S. dollar would cause an approximate $0.2 million increase or decrease in the amount of excess availability. The Company’s excess borrowing capacity was $9.2 million as of March 28, 2009.

The amended senior secured credit facility also contains limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, the terms of this facility provide that no financial covenants are required to be met.

The information concerning the Company’s senior secured credit facility is as follows:

	Fiscal Year Ended
	March 28, 2009	March 29, 2008
	(In thousands)
Maximum borrowing outstanding during the year	$130,206	$155,025
Average outstanding balance during the year	$114,115	$121,602
Weighted average interest rate for the year	4.7%	6.10%
Effective interest rate at year-end	5.1%	5.07%

As security for the bank indebtedness, the Company has provided some of its lenders the following: (i) general assignment of all accounts receivable, other receivables and trademarks; (ii) general security agreements; (iii) insurance on physical assets in a minimum amount equivalent to the indebtedness, assigned to the lenders; (iv) a mortgage on moveable property (general) under the Civil Code (Québec) of $201,743,000 (CAN$250,000,000); (v) lien on machinery, equipment and molds and dies; and (vi) a pledge of trademark and stock of the Company’s subsidiaries.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

8.	Long-term debt:

(a)	Long-term debt consists of the following:

	As of
	March 28, 2009	March 29, 2008
	(In thousands)
Term loan from GB Merchants that is subordinated in lien priority to the Company’s senior secured revolving credit facility and bears interest at an annual rate of the greater of 16% per annum or one-month LIBOR based rate plus 12% with a three-year term expiring in December 2011.	$13,000	$—
Obligation under capital lease on land and buildings, pursuant to a sale-leaseback transaction. The term loan is being amortized using an implicit annual interest rate of 10.74% over the term of the lease of 20 years with a balloon payment and is repayable in monthly installments of approximately Cdn$139,000 ($112,000).	12,069	14,743
Term loan from Investissement Québec, bearing interest at an annual rate of prime plus 5.5%, repayable beginning in February 2011 in 60 equal monthly capital repayments of $134,500 (Cdn$166,700), secured by the assets of the Company.	8,070	—
Obligations under capital leases, at annual interest rates between 6% and 10%, secured by leasehold improvements, furniture, and equipment, maturing at various dates from June 2009 to December 2012.	6,134	5,723
Non-interest bearing notes payable with a 10% imputed interest rate entered into in connection with the acquisition of certain assets of Brinkhaus, repayable in three equal installments $1,372,000 (Cdn$1,700,000, including imputed interest), each to be paid in June 2009, April 2010 and April 2011.	3,707	4,389
Cash advance provided by the Company’s controlling shareholder bearing interest at an annual rate of 16%.	2,000	—
Term loan from Investissement Québec, bearing interest at an annual rate of prime plus 3.5%, repayable beginning in May 2009 in 20 monthly capital repayments of $28,200 (Cdn$35,000) and 40 monthly payments of $44,400 (Cdn$55,000), secured by the assets of the Company and subject to certain financial covenants. An additional $1.3 million (Cdn$1.6 million) of funding is expected to be received in several tranches throughout March 2010 as we incur the related expenses and inventory costs.	1,070	—
Obligation under capital lease on land and building, bearing annual interest of 5%, repayable in monthly capital installments of $5,400, maturing in March 2025, secured by the property, second position on other assets of Henry Birks & Sons US Inc. and a guarantee by the Company subordinated to all pre-existing debt and subject to certain financial covenants.	1,035	1,105
Term loan from Investissement Québec, bearing interest at an annual rate of prime plus 1.5%, repayable to February 2010 in equal monthly capital repayments of $43,300 (Cdn$53,600), secured by the assets of the Company and subject to certain financial covenants.	472	1,207
Other long-term loans payable	75	131

	47,632	27,298
Current portion of long-term debt	3,887	2,629

	$43,745	$24,669

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

(b)	The Company must comply with certain financial covenants associated with a $1.0 million obligation under capital lease reflected in the preceding table. The Company obtained a waiver from its creditor through March 27, 2010 with respect to the current ratio and operating cash flow to total debt ratio covenant required under the terms of this agreement.

(c)	Future minimum lease payments for capital leases required in the following five years and thereafter are as follows (in thousands):

Year ending March:
2010	$3,276
2011	3,168
2012	3,172
2013	3,497
2014	1,727
Thereafter	17,939

32,779
Less imputed interest	13,541

$19,238

(d)	Principal payments on long-term debt required in the following five years and thereafter, including obligations under capital leases, are as follows (in thousands):

Year ending March:
2010	$3,887
2011	16,263
2012	4,789
2013	3,794
2014	2,112
Thereafter	16,787

$47,632

(e)	As of March 28, 2009, the Company had $1.3 million of outstanding letters of credit which were provided to certain lenders.

(f)	During fiscal 2009, the Company financed, as capital leases, $2.9 million of asset acquisitions, including leasehold improvements under the terms of a Master Lease Agreement to finance asset purchases and leasehold improvements. As of March 28, 2009, the Company’s borrowing capacity under all leasing lines associated with the Master Lease Agreement had expired and the Company does not expect to finance any additional capital expenditures under the terms of this arrangement.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

9.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:

(i)	The Company can issue stock options and SARs to executive management, key employees and directors under a stock-based compensation plan.

The Company has a Long-Term Incentive Plan under which awards may be made in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of the Company. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The Long-Term Incentive Plan provides for the grant of units and performance units or share awards. The Long-Term Incentive Plan authorizes the issuance of 900,000 Class A voting shares, which consist of authorized but unissued Class A voting shares. The Company is restricted from issuing Class A voting shares or equity based awards under this program without the approval of the shareholders of the Company if such issuance, when combined with the Class A voting shares issuable under this plan or any of the Company’s other equity incentive award plans exceeds 1,304,025 Class A voting shares. Based on the current number of awards outstanding under all of the Company’s plans, no additional equity incentive awards are currently issuable without shareholder approval. Cash settled awards, however, are permitted. The Company has outstanding employee stock options issued under the Birks Employee Stock Option Plan (the “Birks ESOP”). The Birks ESOP was authorized to issue 237,907 shares or 10% of non-voting common stock. The granting of options, the exercise price and the related vesting period were determined at the discretion of the Board of Directors. The lives of the options issued under the Birks ESOP were not to exceed 10 years with options vesting generally pro-rata over four years. Effective November 15, 2005, no awards are permitted to be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms. As of March 28, 2009, March 29, 2008 and March 31, 2007, there were 72,281, 136,467, and 162,437 Class A voting shares underlying options granted under the Birks ESOP, respectively.

(ii)	The Company has also entered into separate agreements to issue options to purchase Class A voting shares of the Company to the Company’s Chief Executive Officer and Class A voting shares to a director of the Company. As of March 28, 2009, the Company’s Chief Executive Officer held options to purchase 512,489 Class A voting shares of the Company and a director of the Company held options to purchase 126,672 of Class A voting shares. These options are exercisable at prices ranging from CAN$6.00 to CAN$7.00 per share. The options issued to a director of the Company are exercisable and expire in November 2009. The options issued to the Company’s Chief Executive Officer are exercisable and expire either two years after termination or ten years after retirement. No compensation income or expense was required to be recorded for these options for the years ended March 28, 2009, March 29, 2008 and March 31, 2007, respectively.

(iii)	As of March 28, 2009, the Company had outstanding 15,000 options granted to members of its Board of Directors to acquire Class A voting shares of the Company for a purchase price of CAN$7.73 exercisable at any time until April 23, 2014. No compensation expense (income) was recorded during the years ended March 28, 2009, March 29, 2008 and March 31, 2007, respectively.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

The following is a summary of the activity of Birks’ stock option plans and arrangements (in Canadian dollars):

	Options	Weighted average exercise price
		(CAN dollars)
Outstanding March 25, 2006	834,804	$6.40
Forfeited/cancelled	(819)	7.73

Outstanding March 31, 2007	833,985	6.39
Exercised	(16,697)	6.25
Forfeited/cancelled	(25,521)	6.64

Outstanding March 29, 2008	791,767	6.39
Forfeited/cancelled	(64,186)	6.29

Outstanding March 28, 2009	727,581	$6.39

A summary of the status of Birks’ stock options at March 28, 2009 is presented below:

	Options outstanding		Options exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
(CAN dollars)					(CAN dollars)
$ 6.00 – 6.24	268,090	4.1	$6.00	268,090	$6.00
$ 6.25 – 6.99	268,469	2.2	6.25	268,469	6.25
$ 7.00 – 7.72	154,272	3.5	7.00	154,272	7.00
$ 7.73 – 7.73	36,750	4.4	7.73	36,750	7.73

$ 6.00 – 7.73	727,581	3.3	$6.39	727,581	$6.39

Included in the above calculation were 512,489 options to purchase Class A voting shares held by the Company’s Chief Executive Officer, of which 457,132 options expire either two years after termination for any reason or ten years after retirement and the remaining 55,357 options expire no later than December 31, 2017. For purposes of the table above, the remaining contractual life was estimated to be the remaining period under his employment agreement, plus two years.

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

As of March 28, 2009, the Company had outstanding 113,034 SARs previously issued under the Mayors plan to members of senior management at a strike price of $6.21. The grantees’ interests in

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007 these SARs generally vest ratably over a three year period and expire ten years after grant. The fair value of these awards is calculated at the time of their grant and is recorded as an expense over the vesting period. As of March 28, 2009, the weighted-average remaining contractual life of these awards was 6.4 years and the aggregate intrinsic value was $0. The Company recorded $3,000, $55,000 and $144,000 of compensation expense related to these awards for the fiscal years ended March 28, 2009, March 29, 2008 and March 31, 2007, respectively.

The Company has a Long-Term Incentive Plan under which awards can be issued in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks & Mayors business. As of March 28, 2009, there were 31,640 cash-based stock appreciation rights that were granted under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $6.62.

The Company issued new shares to satisfy share-based awards and exercise of stock options. During fiscal 2009, 2008 and 2007, respectively, no cash was used to settle equity instruments granted under share-based payment arrangements and as of March 28, 2009, all of the Company’s stock options were out-of-the-money.

The following is a summary of the activity of Mayors stock option plans. The number of options and exercise price have been adjusted to reflect the conversion rate of .08695 related to Birks & Mayors purchase of the minority shares of Mayors on November 14, 2005:

	Options	Weighted average exercise price
Outstanding March 25, 2006	370,000	$13.96
Forfeited/cancelled	(32,476)	30.03
Exercised	(13,911)	3.27

Outstanding March 31, 2007	323,613	12.81
Forfeited/cancelled	(27,977)	14.13
Exercised	(5,216)	4.47

Outstanding March 29, 2008	290,420	12.84
Forfeited/cancelled	(4,828)	44.70

Outstanding March 28, 2009	285,592	$12.30

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

A summary of the status of the option plans at March 28, 2009 is presented below:

		Options outstanding and exercisable
Range of exercise prices	Number outstanding	Weighted average remaining life (years)		Weighted average exercise price
$ 2.65 – 3.98	206,938	3.6	*	$3.17
$ 3.99 – 5.99	434	3.7		4.38
$ 6.00 – 9.00	9,559	5.2		8.14
$ 9.01 – 13.52	9,121	3.6		10.67
$ 13.53 – 20.30	6,031	2.4		17.56
$ 20.31 – 30.47	19,599	0.9		28.24
$ 30.48 – 45.72	28,115	1.8		42.63
$ 45.73 – 68.60	434	2.3		46.01
$ 68.61 – 155.27	5,361	3.2		149.46

$ 2.65 – 155.27	285,592	3.3		$12.30

*	Included in the above calculation were 130,425 options that were granted to the Company’s Chief Executive Officer and expire at the earlier of ten years from the grant date or two years after termination of employment, unless terminated for cause, in which case the options expire on his last day of employment with the Company. For purposes of the information within the table above, a term of ten years from the issuance date is used.

(b)	As of March 28, 2009, the Company had outstanding warrants exercisable into 382,693 shares of the Company’s stock. These warrants have a weighted average exercise price of $3.42 per share. As of November 1, 2005, these awards were fully-vested and no additional compensation expense will be recognized.

(c)	In connection with its term loan agreement executed in 2003 with Investissement Québec, the lender is entitled to 99,428 options to purchase Class A voting shares at $3.65 (CAN$4.52) per share which expire the later of one year following the total repayment of the loan or 90 days following receipt of the audited financial statements of the Company for the year in which the entire loan was repaid. At March 28, 2009, each option had a fair value of $0.02. The Company recorded a $126,000 and $330,000 reduction in interest expense associated with these options during fiscal 2009 and fiscal 2008, respectively. During fiscal 2007, the Company recorded $255,000 of additional interest expense related to these options. Interest expense associated with these options is recorded in interest and other financial costs in the Company’s Consolidated Statement of Operations. These awards are accounted for as liabilities under SFAS No. 123R and the fair value of these awards was estimated as of March 28, 2009 using the Black-Scholes pricing model with the following weighted-average assumptions:

Fiscal year ended March 28, 2009
Dividend yield	0%
Expected volatility	72.10%
Risk-free interest rate	0.99%
Expected terms in years	2.25

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

(d)	Employee stock purchase plan:

The Company has an Employee Stock Purchase Plan (“ESPP”) that permits eligible employees, which does not include executives of the Company, to purchase the Company’s Class A voting stock at 85% of the Class A voting shares fair market value through regular payroll deductions. A total of 100,000 shares of the Company’s Class A voting shares are reserved for issuance under the ESPP. As of March 28, 2009, 99,995 Class A voting shares were issued under the ESPP and no additional shares will be issued under this plan.

During fiscal 2009, 2008 and 2007, the Company had issued 63,398, 24,253 and 12,344 shares under this plan, respectively.

(e)	Profit sharing plan:

Mayors has a 401(k) Profit Sharing Plan & Trust (the “Plan”), which permits eligible employees to make contributions to the Plan on a pretax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Mayors historically made cash contributions of 25% of the employee’s pretax contribution, up to 4% of Mayors employee’s compensation, in any calendar year. Effective January 1, 2009, the Company exercised its right to cancel all future matching contributions to the Plan and as such, no additional matching cash payments were made to the Plan during the remainder of fiscal 2009. The employer match amounted to $46,000, $103,000 and $104,000 for the years ended March 28, 2009, March 29, 2008 and March 31, 2007, respectively.

(f)	Executive Management Long-term Cash Incentive Plan

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

The Company did not meet the required targeted performance levels for the period which began March 31, 2007 through March 28, 2009 and as a result, there will be no payout made under the first cycle. The maximum payout for all executives under the second cycle of LTCIP, if certain financial performance levels are met, is estimated to be approximately $2.4 million, however, based on cumulative performance and estimates of future performance, the Company does not believe there will be a payout under the second cycle and accordingly, no liability related to this plan was recorded as of March 28, 2009. In fiscal 2008, the Company recorded $0.8 million of expense in selling, general and administrative expenses associated with this plan. During fiscal 2009, these expenses were reversed due to the Company’s three-year performance not meeting the targeted performance requirements of the plan.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

10.	Income taxes:

(a)	The Company adopted the provisions of FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of FASB Statement No. 109 (“SFAS 109”) at the beginning of fiscal 2008. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 28, 2009, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2006 through 2009 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company evaluates its deferred tax assets to determine if any adjustments to its valuation allowances are required under the guidance of SFAS No. 109, “Accounting for Income Taxes.” As a result of the severe economic downturn and its significant impact on customer demand and on the Company’s profitability during the current fiscal year, the Company reevaluated the recoverability of its deferred tax assets. As part of this analysis, the Company reviewed its pre-tax earnings or losses during the current fiscal year and two prior fiscal years in both its Canadian and U.S. operations as well as forecasted usage in future years. This analysis showed the Company incurred a cumulative pre-tax loss associated with its U.S. operations during the current and prior two fiscal years primarily associated with the level of pre-tax losses incurred during the current fiscal year. For the same period, the Canadian operations showed pre-tax income, however, due to the level of pre-tax loss estimated for the current fiscal year in Canada along with the uncertainty of positive financial results in both its U.S. and Canadian operations for the next fiscal year, in light of the current economic slow down and the uncertainty of its length, the Company could not reach the required conclusion that it would be able to more likely than not recognize the recorded value of both its U.S. and Canadian deferred tax assets in the future. Accordingly, the Company recorded a non-cash valuation allowance of $47.8 million against the full value of the Company’s net deferred tax assets, which resulted in an associated non-cash charge to tax expense of $39.0 million during fiscal 2009.

The significant items comprising the Company’s net deferred tax assets at March 28, 2009 and March 29, 2008 are as follows:

	Fiscal Year Ended
	March 28, 2009	March 29, 2008
	(In thousands)
Deferred tax assets:
Loss and tax credit carry forwards	$36,120	$31,862
Difference between book and tax basis of property and equipment	5,714	5,544
Inventory allowances	1,145	1,235
Other reserves not currently deductible	964	877
Capital lease obligation	3,272	4,050
Expenses not currently deductible	336	647
Other	282	447

Net deferred tax asset before valuation allowance	47,833	44,662
Valuation allowance	(47,833)	(8,643)

Net deferred tax asset	$—	$36,019

The valuation allowance has been recorded to reduce the net deferred tax asset to the amount that the Company believes, after evaluating the currently available evidence, will more-likely-than-not be realized.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

The following table reconciles the unrecognized tax benefits at March 28, 2009 and March 29, 2008:

	Fiscal Year Ended
	March 28, 2009	March 29, 2008
	(In thousands)
Unrecognized tax benefits at the beginning of the year	1,947	1,047
Gross increase – tax position in current period	300	900
Applied against certain element of deferred tax assets	(2,247)	—

Unrecognized tax benefits at the end of the year	$—	$1,947

All unrecognized tax benefits would affect the effective tax rate if recognized.

The Company’s income tax expense (benefit) consists of the following components:

	Fiscal Year Ended
	March 28, 2009	March 29, 2008	March 31, 2007
	(In thousands)
Income tax expense (benefit):
Current	$495	$1,034	$948
Deferred	(6,686)	(27,889)	(5,109)
Valuation allowance	39,045	—	—
Benefit allocated to reduce goodwill	—	17,060	1,345

Income tax expense (benefit)	$32,854	$(9,795)	$(2,816)

The Company’s current federal tax payable at March 28, 2009, March 29, 2008, and March 31, 2007, was zero, $1,875,000 and $948,000, respectively.

The Company’s provision (benefit) for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended
	March 28, 2009	March 29, 2008	March 31, 2007
Canadian statutory rate	31.5%	33.2%	33.8%
Rate differential for U.S. operations	3.2%	8.2%	2.3%
Adjustment to valuation allowance	(141.5)%	(1,963.5)%	—
Tax benefit of losses and other tax attributes	—	—	(75.6)%
Adjustments due to rate enactment and prior year items	—	338.4%	8.2%
Permanent differences and other	(10.0)%	49.4%	4.0%

Total	(116.8)%	(1,534.3)%	(27.3)%

(b)	At March 28, 2009, the Company had federal non-capital losses of Cdn$17.8 million and investment tax credits (“ITC’s”) in Canada of Cdn$218,000 which will expire between 2011 and 2029.

(c)

As of March 28, 2009, Mayors had federal and state net operating losses carry forward in the U.S. of approximately $87.9 million and $78.8 million, respectively. Due to Section 382 limitations from the change in ownership for the year ended March 29, 2003, the utilization of approximately $36.4 million of

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007 the pre-acquisition net operating loss carry forward is limited to approximately $953,000 on an annual basis through 2022. The federal net operating loss carry forward expires beginning in fiscal 2017 through fiscal 2029 and the state net operating loss carry forward expires beginning in fiscal 2009 through fiscal 2029. Mayors also has an alternative minimum tax credit carry forward of approximately $1.0 million to offset future federal income taxes.

(d)	Beginning in fiscal 2008, Henry Birks & Sons U.S., Inc. (“Birks US”) joined Mayors in filing a consolidated U.S. income tax return. As a result, Birks US net operating losses generated prior to fiscal 2008 in the amount of $1.2 million are subject to separate return limitation year rules, which provide that a subsidiary’s net operating losses will be utilized only to the extent of its cumulative contribution to consolidated taxable income which will be determined on an annual basis.

11.	Capital stock:

(a)	The Company has two classes of common stock outstanding; Class A and Class B. Class A common shares receive one vote per share. The Class B common stock has substantially the same rights as the Class A common stock except that each share of Class B common stock receives 10 votes per share.

	Class A common stock		Class B common stock		Total common stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance as of March 25, 2006	3,489,753	$21,833	7,717,970	$38,613	11,207,723	$60,446
Issuance of Class A shares under ESPP and exercise of stock options	26,246	123	—	—	26,246	123

Balance as of March 31, 2007	3,515,999	21,956	7,717,970	38,613	11,233,969	60,569
Issuance of Class A shares under ESPP and exercise of stock options	46,166	244	—	—	46,166	244

Balance as of March 29, 2008	3,562,165	22,200	7,717,970	38,613	11,280,135	60,813
Issuance of Class A shares under ESPP and exercise of stock options	110,242	82	—	—	110,242	82

Balance as of March 28, 2009	3,672,407	$22,282	7,717,970	$38,613	11,390,377	$60,895

12.	Commitments:

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

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

Future minimum lease payments for the next five years and thereafter are as follows (in thousands):

Year ending March:
2010	$16,304
2011	14,446
2012	13,475
2013	10,878
2014	9,454
Thereafter	23,451

$88,008

Rent expense for the Company was approximately $25.2 million, including $0.2 million of contingent rent for the year ended March 28, 2009, $25.3 million, including $0.4 million of contingent rent for the year ended March 29, 2008 and $23.5 million, including $1.0 million of contingent rent for the year ended March 31, 2007.

13.	Contingencies:

(a)	The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigation and claims. While the final outcome with respect to claims and legal proceedings pending at March 28, 2009 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

(b)	From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. At March 28, 2009, the amount guaranteed under such arrangements is approximately $2.0 million.

(c)	As of March 28, 2009, the Company and its subsidiary, Mayors, had employment agreements with the Company’s President and Chief Executive Officer for a term continuing until March 31, 2011, unless terminated in accordance with the agreements. The minimum contractual base salary and benefit obligation payable under these agreements for the remaining period of the employment agreement is $2.6 million. The total remaining maximum payout under these contracts, including bonuses and potential severance payments is approximately $6.1 million.

(d)	In November 2007, the Company entered into an agreement with Brinkhaus, under the terms of which Brinkhaus is required to provide certain management consulting services to the Company for a total consulting fee of $550,000 per year. This agreement is effective until March 31, 2011 and may be renewed prior to expiration at the option of the Company for any number of additional two-year renewal terms.

(e)	In 2008, the Company entered into an agreement with a third-party vendor to purchase $1.8 million of diamonds, with the initial $1.0 million purchase to be paid in October 2009 and the remaining purchase amount to be paid in equal installments over the subsequent twelve month period. In addition, the Company has entered into an agreement with Prime Investments S.A. under the terms of which Prime Investments will supply the Company with at least 45%, on an annualized cost basis, of the Company’s loose diamond requirements upon the satisfaction of certain conditions (see note 15(f)).

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

14.	Segmented information:

The Company has two reportable segments Retail and Other. Retail operates 37 stores across Canada under the Birks brand, and 30 stores in the Southeastern U.S. under the Mayors brand, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Other consists primarily of our corporate sales division which services business customers by providing them with unique items for recognition programs, service awards and business gifts and also includes manufacturing which produce unique products for the retail segment of our business.

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

Certain information relating to the Company’s segments for the years ended March 28, 2009, March 29, 2008, and March 31, 2007, respectively, is set forth below:

	Retail			Other			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	(In thousands)
Sales to external customers	$258,026	$302,576	$282,544	$12,870	$12,169	$11,738	$270,896	$314,745	$294,282
Inter-segment sales	$—	$—	$—	$26,444	$29,281	$37,554	$26,444	$29,281	$37,554
Unadjusted gross profit	$116,389	$145,617	$139,918	$6,020	$7,767	$9,042	$122,409	$153,384	$148,960

The following sets forth reconciliations of the segments gross profits and certain unallocated costs to the Company’s consolidated gross profits for the years ending March 28, 2009, March 29, 2008 and March 31, 2007:

	Fiscal Year Ended
	March 28, 2009	March 29, 2008	March 31, 2007
	(In thousands)
Unadjusted gross profit	$122,409	$153,384	$148,960
Inventory provisions	(3,801)	(3,026)	(1,829)
Other unallocated costs	(4,118)	(4,644)	(4,142)
Recognition (elimination) of intercompany profit	1,109	761	(709)

Adjusted gross profit	$115,599	$146,475	$142,280

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

Sales to external customers and long-lived assets by geographical areas were as follows:

	Fiscal Year Ended
	March 28, 2009	March 29, 2008	March 31, 2007
	(In thousands)
Geographic Areas
Net Sales:
Canada	$131,948	$146,557	$127,866
United States	138,948	168,188	166,416

	$270,896	$314,745	$294,282

Long-lived assets:
Canada	$21,701	$32,983	$30,777
United States	12,345	38,889	11,850

	$34,046	$71,872	$42,627

Classes of Similar Products
Net sales:
Jewelry and other	$158,109	$187,517	$181,525
Timepieces	112,787	127,228	112,757

	$270,896	$314,745	$294,282

15.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the financial statements except the following:

	Fiscal Year Ended
	March 28, 2009	March 29, 2008	March 31, 2007
	(In thousands)
Transactions:
Purchases of inventory from supplier related to shareholder	$3,044	$4,116	$7,751
Management fees to a related party	873	1,127	970
Interest expense on cash advance received from controlling shareholder	39	—	—
Balances:
Accounts payable to supplier related to shareholder	319	507	652
Accounts payable to a related party	—	60	36
Interest payable on cash advance received from controlling shareholder	39	—	—

(b)

On February 10, 2006, the Company’s Board of Directors approved the Company’s entering into a Management Consulting Services Agreement (the “Agreement”) with Iniziativa S.A. Under the Agreement, Iniziativa S.A. is to provide advisory, management and corporate services for approximately $235,000 per quarter through the period ending March 31, 2007, plus out of pocket expenses up to $7,500 per quarter without the prior written consent of the Company. The initial one-year term of the Agreement began on

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007

April 1, 2006. The Agreement may be renewed for additional one year terms by the Company. Effective January 1, 2007, the terms of the Agreement were amended whereby Iniziativa S.A. is to provide advisory, management and corporate services to the Company under clearly defined project categories and as a result of the increase in value of the services the payment for services rendered were increased to $262,500 per quarter, plus any out of pocket expenses. Additionally, the Agreement was renewed for an additional one year term, ending on March 31, 2008, and was mutually extended until December, 2008. Two of the directors, Mr. Filippo Recami and Dr. Lorenzo Rossi di Montelera, were affiliated with Iniziativa S.A. Iniziativa was the controlling shareholder of the Company until it transferred the shares it held in the Company to Montrovest, its parent company, on May 31, 2007. On October 29, 2007, Iniziativa assigned the agreement, with the approval of the Company, to Montrovest. Mr. Recami is a Managing Director of Montrovest.

On December 17, 2008, the Company entered into a management subordination agreement with Montrovest and its senior lenders whereby it is permitted to pay Montrovest a success fee in the event that it actually receives net cash proceeds from an equity issuance in an amount greater than $5 million in the aggregate due to efforts of Montrovest to facilitate such equity issuance. Such success fee will be calculated as follows: (i) 7% of the net cash proceeds of such equity issuance in an amount greater than $5 million received by the Company will be paid to Montrovest upon receipt of the proceeds by the Company; and (ii) in the event that the net cash proceeds from such equity issuance is an amount greater than $10 million, then in addition to the 7% fee, Montrovest will be entitled to a monthly management fee of $25,000 continuing through December 30, 2012, provided that such fees shall not exceed in the aggregate $800,000 per year.

(c)	In February 2009, the Company received a $2.0 million cash advance from Montrovest BV, to finance its working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s existing senior credit facilities and secured term loans and is convertible into a convertible debenture or Class A voting shares in the event of a private placement or, is repayable upon demand by Montrovest once conditions stipulated in the Company’s senior credit facilities permit such a payment. The cash advance will bear interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.6%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principle amount of the cash advance shall be paid to Montrovest.

(d)	For the years ended March 31, 2007 the Company incurred approximately $116,000 in legal fees to a Canadian law firm, of which a director of the Company is a retired senior partner. As of the beginning of fiscal 2008, this relationship was no longer considered a related party transaction.

(e)	The Company retains Pheidas Project Management and Oberti Architectural & Urban Design for project management and architectural services. Pheidas Project Management and Oberti Architectural & Urban Design have been involved in almost all renovations and new stores since 1993, as well as in the renovation of the Company’s executive offices. The principal of Pheidas Project Management and Oberti Architectural & Urban Design is the spouse of one of the Company’s directors. Pheidas Project Management and Oberti Architectural & Urban Design, as project managers and architects, charged the Company approximately $327,000 for services rendered during the year ended March 28, 2009, $751,000 for services rendered during the year ended March 29, 2008, and $605,000 in the year ended March 31, 2007.

(f)

The Company has entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments SA or a related party is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements,

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 28, 2009, March 29, 2008 and March 31, 2007 conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2009, Birks purchased approximately $3.0 million of diamonds from Prime Investments S.A. and related parties. Prime Investments S.A. owns 13.5% of the Company’s total outstanding shares.

16.	Financial instruments:

(a)	Concentrations:

During the years ended March 28, 2009, March 29, 2008 and March 31, 2007, approximately 24%, 22% and 22%, respectively, of consolidated sales were of merchandise purchased from the Company’s largest supplier.

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

(b)	Fair value of financial instruments:

Accordingly, the estimates presented herein are not necessarily indicative of the amounts that would be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The Company has determined that the carrying value of its cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates fair values as at the balance sheet date because of the short-term maturity of those instruments. For $85.8 million of bank indebtedness and $22.6 million of long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.

The fair value of the remaining $21.1 million of long-term debt and $3.4 million of other long-term liabilities approximates their carrying value. The fair value was calculated using the present value of future payments of principal and interest discounted at the current market rates of interest available to the Company for the same or similar debt instruments with the same remaining maturities.

17.	Subsequent Event:

In May 2009, the Company received a $3.0 million advance from its controlling shareholder, Montrovest BV, to finance the Company’s liquidity and working capital needs. This advance and any interest thereon is subordinated to the indebtedness of the Company’s existing senior credit facilities and secured term loans and is convertible into a convertible debenture or Class A voting shares in the event of a private placement or, is repayable upon demand by Montrovest once conditions stipulated in the Company’s senior credit facilities permit such a payment. The cash advance will bear interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.6%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principle amount of the cash advance shall be paid to Montrovest.