Form 20-F
period 2010-03-27
BIRKS & MAYORS INC.
filed 2010-07-12
CIK 1179821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 27, 2010

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

5870 North Hiatus Road

Tamarac, Florida 33321

(Address of U.S. executive office)

Michael Rabinovitch, 954-590-9462 (telephone), 954-590-9062 (facsimile)

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

INTRODUCTION

References

Unless the context otherwise requires, the terms “Birks & Mayors,” “the Company,” “we,” “us,” and “our” are used in this Annual Report to refer to Birks & Mayors Inc., a Canadian corporation, and its subsidiaries on a consolidated basis. In addition, the term “Mayors” refers to Mayor’s Jewelers, Inc., a Delaware corporation, and its wholly-owned subsidiary, Mayor’s Jewelers of Florida, Inc., a Florida corporation, and “the merger” refers to the merger of Mayors with a wholly-owned subsidiary of the Company, as approved by the stockholders on November 14, 2005. The term “Birks” refers to Henry Birks & Sons Inc., the legal name of Birks & Mayors prior to the merger.

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

Throughout this Annual Report, we refer to our fiscal years ended March 27, 2010, March 28, 2009, and March 29, 2008, as fiscal 2010, fiscal 2009 and fiscal 2008, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 27, 2010, March 28, 2009, and March 29, 2008 consisted of 52 weeks, reported in four thirteen-week periods.

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

Selected Financial Data

The following financial data as of March 27, 2010 and March 28, 2009 and for each of the years ended March 27, 2010, March 28, 2009 and March 29, 2008 have been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The following financial data as of March 29, 2008, March 31, 2007 and March 25, 2006 and for each of the years ended March 31, 2007 and March 25, 2006 have been derived from our audited consolidated financial statements not included in this Annual Report. The historical results included below and elsewhere in this Annual Report are not necessarily indicative of our future performance.

The data presented below is only a summary and should be read in conjunction with our audited financial statements, including the notes thereto, included elsewhere in this Annual Report. You should also read the following summary data in conjunction with Item 5, “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Income Statement Data:

	Fiscal Year Ended
	March 27, 2010	March 28, 2009	March 29, 2008(2)	March 31, 2007	March 25, 2006
	(In thousands, except per share data)
Net sales	$255,057	$270,896	$314,745	$294,282	$275,401
Cost of sales	150,606	155,297	168,270	152,002	145,887

Gross profit	104,451	115,599	146,475	142,280	129,514
Selling, general and administrative expenses	106,252	113,990	128,306	115,457	109,211
Impairment of goodwill and other assets(1)	1,353	13,555	—	—	—
Depreciation and amortization	5,192	6,212	6,876	6,438	5,621

Total operating expenses	112,797	133,757	135,182	121,895	114,832

Operating (loss) income	(8,346)	(18,158)	11,293	20,385	14,682
Interest and other financial costs	11,127	9,967	10,655	10,078	8,930

(Loss) income before income taxes	(19,473)	(28,125)	638	10,307	5,752
Income tax (benefit) expense	(2)	32,854	(9,795)	(2,816)	40

Net (loss) income attributable to common shareholders	$(19,471)	$(60,979)	$10,433	$13,123	$5,712

Net (loss) income per common share	$(1.71)	$(5.38)	$0.93	$1.17	$0.66
Net (loss) income per common share—diluted	$(1.71)	$(5.38)	$0.89	$1.11	$0.57
Weighted average common shares outstanding	11,390	11,339	11,263	11,213	8,701
Weighted average common shares outstanding—diluted	11,390	11,339	11,720	11,788	10,295
Dividends per share	—	—	—	—	—

Balance Sheet Data:

	As of March 27, 2010	As of March 28, 2009	As of March 29, 2008	As of March 31, 2007	As of March 25, 2006
	(In thousands)
Working capital	$39,230	$46,956	$36,677	$29,971	$23,722
Total assets	$191,734	$206,131	$291,848	$252,516	$229,489
Bank indebtedness	$64,520	$85,777	$120,131	$109,187	$88,107
Long-term debt (including current portion)	53,724	47,632	27,298	17,902	18,217
Shareholders’ equity	$18,387	$34,968	$92,872	$81,497	$67,367
Common Stock:
Value	$60,895	$60,895	$60,813	$60,569	$60,446
Shares	11,390	11,390	11,280	11,234	11,208
Preferred Stock:
Value	$—	$—	$—	$—	$—
Shares	—	—	—	—	—

(1)	Impairment of goodwill and other assets for fiscal 2010 includes the recognition of a $1.4 million non-cash impairment charge resulting from the impairment of long-lived assets at certain of our retail locations and assets held for sale related to our Rhode Island manufacturing facility. Impairment of goodwill and long-lived assets for fiscal 2009 includes the impact of an $11.2 million non-cash impairment charge due to management’s determination that goodwill was fully impaired and the recognition of a $2.3 million non-cash impairment charge resulting from the impairment of long-lived assets at certain of our retail locations and our Rhode Island manufacturing facility.
(2)	In November 2007, we acquired two Brinkhaus locations for which results of operations are only included in the above table from the acquisition date.

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

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, consumer confidence in future economic conditions and political conditions, recession and fears of recession, consumer debt, disposable consumer income, conditions in the housing market, consumer perceptions of personal well-being and security, fuel prices, inclement weather, interest rates, sales tax rate increases, inflation, and war and fears of war. In particular, the economic downturn over the past two years has lead to decreased discretionary spending, which adversely impacted the luxury retail business and lead to declining revenues and losses for our business. Jewelry purchases are discretionary for consumers and may be particularly and disproportionately affected by adverse trends in the general economy and the equity markets. Continued adverse changes in factors affecting discretionary consumer spending could further reduce consumer demand for our products, resulting in a continued reduction in our sales and further harming our business and operating results. A substantial portion of our customers use credit, either from our private label and proprietary credit cards or another consumer credit source, to purchase jewelry. When there is a downturn in the general economy, fewer people may use or be approved for credit, which could result in a reduction in net sales and/or an increase in bad debt, which in turn, could lead to an unfavorable impact on our overall profitability. Our belief that we currently have sufficient liquidity to fund our operations is based on certain assumptions about the future state of the economy, the future availability of borrowings to fund our operations and our future operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

We may require additional financing or capital, which may not be available on commercially reasonable terms, or at all. Capital raised through the sale or issuance of equity securities may result in dilution to our shareholders. Failure to obtain such additional financing or capital could have an adverse impact on our liquidity and financial condition.

Within the last two years, the general economic and capital market conditions in the United States and other parts of the world have deteriorated significantly and have adversely affected access to and the cost of capital. There is a possibility that our existing cash, cash generated from operations and funds available under our credit agreements may be insufficient to fund our future operations, including capital expenditures, or to repay debt when it becomes due, and as a result, we may need to raise additional funds through public or private equity or debt financing, including funding from governmental sources, which may not be possible. The sale of additional equity securities could result in significant dilution to our shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our common stock. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may restrict our operations. Financing may be unavailable in amounts or on terms acceptable to us, or at all, which could have a material adverse impact on our business, including our ability to continue as a going concern.

We have significant indebtedness, which could adversely affect our operations, liquidity and financial condition.

We currently have a significant amount of indebtedness and significant debt service obligations in proportion to our assets. Our debt levels fluctuate from time to time based on seasonal working capital needs. The following table sets forth our total indebtedness, total shareholders’ equity, total capitalization and ratio of total indebtedness to total capitalization as of March 27, 2010:

Total indebtedness	$118,244,000
Total shareholders’ equity	18,387,000

Total capitalization	$136,631,000

Ratio of total indebtedness to total capitalization	86.5%

This high degree of leverage could adversely affect our results of operations, liquidity and financial condition. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

•

require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	create additional risk to us and our shareholders if we were unable to renew our credit facilities under similar terms and conditions;

•	place us at a disadvantage compared to our competitors that have a lower degree of leverage; and

•	negatively affect the price of our stock.

Significant restrictions on our excess borrowing capacity could result in our inability to fund our cash flow requirements needed to support our day-to-day operations.

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependant upon our ability to maintain positive excess availability under our senior credit facilities. Both our senior secured revolving credit facility lender and our senior secured term loan lender may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility lender may impose at its reasonable discretion, however, our senior secured term loan lender’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the senior secured credit facility availability. From February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million. While our senior secured revolving credit facility lender has not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of our inventory is periodically assessed by our lenders and, based upon these reviews, our borrowing capacity could be significantly increased or decreased. Another factor impacting our excess availability includes, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease our borrowing availability. Furthermore, a $15 million, a $7.5 million and a $2.5 million seasonal availability block is imposed by the senior secured revolving credit facility lender and the senior secured term loan lender each year from December 20th to January 20th; from January 21st to February 10th and from February 11th to February 20th, respectively, and both our senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans, by which if we are in default with any other loan, the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

We are exposed to currency exchange risks that could have a material adverse effect on our results of operations and financial condition.

While we report financial results in U.S. dollars, a substantial portion of our sales are recorded in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. In addition, material fluctuations in foreign currency exchange rates, resulting in a weakening of the Canadian dollar relative to the U.S. dollar, could significantly reduce our borrowing availability under our secured revolving credit facility, which is denominated in U.S. dollars, and limit our ability to finance our operations. For purposes of financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

We may not successfully manage our inventory, which could have an adverse effect on our net sales, profitability, cash flow and liquidity.

As a retail business, our results of operations are dependent on our ability to manage our inventory. To properly manage our inventory, we must be able to accurately estimate customer demand and supply requirements and purchase new inventory accordingly. If we fail to sell the inventory we manufacture or purchase, we may be required to write-down our inventory or pay our vendors without new purchases, creating additional vendor financing, which would have an adverse impact on our earnings and cash flows. Additionally, a portion of the merchandise we sell is carried on a consignment basis prior to sale or is otherwise financed by vendors, which reduces our required capital investment in inventory. Any significant change in these consignment or vendor financing relationships could have a material adverse effect on our net sales, cash flows and liquidity.

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

We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name watch manufacturers, including Rolex, have distribution agreements with our subsidiary Mayors that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In fiscal 2010, merchandise supplied by Rolex and sold through our stores operating under the Mayors and Brinkhaus brands accounted for approximately 22% of our total net sales. Our relationships with primary suppliers, like Rolex, are generally not pursuant to long-term agreements.

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

As of March 27, 2010, we had 64 leased retail stores, which includes the capital lease of our Canadian headquarters and Montreal flagship store. The leases are generally for a term of five to ten years, with rent being a fixed minimum base plus, for a majority of the stores, a percentage of the store’s sale volume (subject to some adjustments) over a specified threshold. We have generally been successful in negotiating leases for new stores and lease renewals as our current leases near expiration. However, our business, financial condition, and operating results could be adversely affected if we are unable to continue to negotiate favorable lease and renewal terms.

Hurricanes and other severe weather conditions could cause a disruption in our operations, which could have an adverse impact on our results of operations.

Our U.S. operations are located in Georgia and Florida, regions that are susceptible to hurricanes. In the past, hurricanes have forced the closure of some of our stores, resulting in a reduction in net sales during such periods. Future hurricanes could significantly disrupt our U.S. operations and could have a material adverse effect on our overall results of operations. In addition, severe weather such as ice storms, snow storms and blizzards in Canada can cause conditions whereby peak holiday shopping could be materially affected.

Terrorist acts or other catastrophic events could have a material adverse effect on Birks & Mayors.

Terrorist acts, acts of war or hostility, natural disasters or other catastrophic events could have an immediate disproportionate impact on discretionary spending on luxury goods upon which our operations are dependent. For example, in the aftermath of the terrorist attacks carried out on September 11, 2001, tourism and business travel was significantly reduced in all of our markets, which had an adverse impact on our net sales. Similarly, the SARS epidemic in Toronto, Ontario in the spring of 2003 had an adverse impact on net sales in our stores in that region. Tourism and business travel may decrease considerably in Florida due to the current oil spill in the Gulf of Mexico, which may have an adverse impact on our net sales. Similar future events could have a material adverse impact on our business and results of operations.

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

Future issuances or sales of a substantial number of our Class A voting shares by us, Montrovest, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair our ability to raise capital through future issuances of equity securities. As of May 31, 2010, we had 3,672,407 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.

As a retail jeweler with a limited public float, the price of our Class A voting shares may fluctuate substantially, which could negatively affect the value of our Class A voting shares and could result in securities class action claims against us.

The price of our Class A voting shares may fluctuate substantially due to, among other things, the following factors: (1) fluctuations in the price of the shares of the small number of public companies in the retail jewelry business; (2) additions or departures of key personnel; (3) announcements of legal proceedings or regulatory matters; and (4) general volatility in the stock market. The market price of our Class A voting shares could also fluctuate substantially if we fail to meet or exceed expectations for our financial results or if there is a change in financial estimates or securities analysts’ recommendations.

Significant price and value fluctuations have occurred in the past with respect to the securities of retail jewelry and related companies. In addition, because the public float of our Class A voting shares is relatively small, the market price of our Class A voting shares is likely to be volatile. There is limited trading volume in our Class A voting shares, rendering them subject to significant price volatility. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies, and that has often been unrelated to the operating performance of such companies. A number of other factors, many of which are beyond our control, could also cause the market price of our Class A voting shares to fluctuate substantially. In the past, following periods of downward volatility in the market price of a company’s securities, class action litigation has often been pursued. If our Class A voting shares were similarly volatile and litigation were pursued against us, it could result in substantial costs and a diversion of our management’s attention and resources.

We are governed by the laws of Canada, and, as a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the U.S.

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

As a “foreign private issuer,” we are exempt from rules under the Exchange Act of 1934, as amended (“the Exchange Act”) that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our Class A voting shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

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

Our assessment of our internal control over financial reporting may identify “material weaknesses” in the future and may result in an attestation with an adverse or qualified opinion from our independent auditors, which could reduce confidence in our financial statements and negatively affect the price of our securities.

We are subject to reporting obligations under U.S. securities laws. Beginning with our Annual Report on Form 20-F for fiscal 2008, Section 404 of the Sarbanes-Oxley Act requires us to prepare a management report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, beginning with our Annual Report for fiscal 2011, our Annual Report must also contain a statement that our independent auditors have issued an attestation report on their assessment of such internal control. Our independent registered public accounting firm may issue an adverse report on the effectiveness of our internal control over financial reporting or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. If at any time in the future, we or our independent auditors are unable to assert that our internal control over financial reporting is effective, market perception of our financial condition and the trading price of our stock may be adversely affected and customer perception of our business may suffer, all of which could have a material adverse effect on our operations.

Item 4.	Information on the Company

THE COMPANY

Corporate History and Overview

Birks & Mayors is a leading North American luxury jewelry brand which designs, develops, makes and retails fine jewelry, time pieces, sterling silver and gifts. As of May 31, 2010, Birks & Mayors operated 64 luxury jewelry stores, 33 stores under the Birks brand, located in all major cities across Canada, two retail locations in Calgary and Vancouver under the Brinkhaus brand, and 29 stores under the Mayors brand, located in Florida and Georgia. As a luxury jeweler, most of our jewelry products are constructed of 18 karat gold, platinum or sterling silver, with or without precious gemstones, with significant emphasis on quality craftsmanship and distinctive design. For fiscal 2010, we had net sales of $255.1 million.

Birks’ predecessor company was founded in Montreal in 1879 and developed over the years into Canada’s premier designer, manufacturer and retailer of fine jewelry, timepieces, sterling and plated silverware and gifts. In addition to being a nationwide retailer with a strong brand identity, we are also highly regarded in Canada as a designer and maker of jewelry and a provider of recognition programs, service awards and business gifts. We believe that operating our stores under the Birks and Mayors brands distinguishes us from many competitors because of our longstanding reputation and heritage of being trustworthy, offering only the highest standard of quality and craftsmanship and products, our ability to offer distinctively designed, exclusive products, a large selection of distinctive high quality merchandise at many different price points, and by placing a strong emphasis on providing a superior shopping experience to our clients.

From 1950 through 1990, Birks aggressively expanded its retail business and by the early 1990s it had approximately 220 stores in Canada and the U.S. After a period of rapid expansion in the 1980s, followed in the early 1990s by a period of declining margins and significant erosion in consumer spending coupled with significantly higher indebtedness resulting from a family buy-out, Birks experienced significant financial losses. These financial difficulties ultimately led to the purchase of Birks by Borgosesia Acquisitions Corporation in

1993, a predecessor company of Regaluxe Investment S.á.r.l., which is referred to in this Annual Report as “Regaluxe.” Effective March 28, 2006, Regaluxe was acquired through a merger with Iniziativa. As of May 31, 2007 and June 4, 2007, respectively, following a reorganization, Iniziativa and Montrolux transferred all of the shares they respectively held in the Company to their parent company, Montrovest. Following the 1993 acquisition of Birks, Birks’ operations were evaluated and a program of returning Birks to its historic core strength as the leading Canadian luxury jeweler was initiated.

In August 2002, Birks invested $15.05 million to acquire approximately 72% of the voting control in Mayors, which was experiencing an unsuccessful expansion beyond its core markets and was incurring significant losses.

Between August 2002 and November 2005, it became apparent to both Mayors and Birks management that it was in the best interests of the shareholders to combine the two companies. Management believed that such combination would create a stronger capital base, improve operating efficiencies, reduce the impact of regional issues, simplify the corporate ownership of Mayors, eliminate management and board of directors inefficiencies with managing intercompany issues, and possibly increase shareholder liquidity. Upon the consummation of the merger on November 14, 2005, each outstanding share of Mayors common stock not then owned by Birks was converted into 0.08695 Class A voting shares of Birks. As a result of the merger, Mayors common stock ceased trading on the American Stock Exchange (“AMEX”) and Birks & Mayors began trading on the AMEX, which is now known as the NYSE Amex LLC (“NYSE Amex”), under the trading symbol “BMJ.” Since the merger, Birks & Mayors has worked very diligently to fully integrate the Birks business with Mayors and believes the integration process is complete. As a result of the merger, we believe the combined company has improved operational efficiencies and diversity and depth of its products and distribution capabilities.

Since the beginning of fiscal 2008, we invested approximately $15.4 million of capital expenditures primarily associated with leasehold improvements, fixturing, and the opening of new stores. We expect to invest an additional $3 million of capital expenditures in fiscal 2011 of which approximately half will be in the U.S. and half will be in Canada. We expect to finance these expenditures mainly from draws against our senior secured revolving credit facility.

During fiscal 2010, we closed two of our Mayors stores located in Palm Beach, Florida and Miami, Florida, and four of our Birks stores located in Victoria, British Columbia, St. Catherines, Ontario, Edmonton, Alberta and Surrey, British Columbia. We opened one new Mayors store located in Palm Beach Gardens, Florida operating under the name Mayors by Birks. Also, in May 2009, we discontinued production at our Rhode Island manufacturing facility in order to reduce operating expenses and operate more efficiently by consolidating more of our production activities into our Montreal facility and by purchasing finished goods from third parties. The Rhode Island facility is currently held for sale. During fiscal 2009, we closed one of our Mayors stores located in Atlanta, Georgia.

Our sales are divided into two principal product categories: jewelry and timepieces. Jewelry also includes sales of other product offerings we sell such as giftware, as well as repair and custom design services.

The following table compares our sales of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 27, 2010		March 28, 2009		March 29, 2008
Jewelry and other	$151,438	59.4%	$158,109	58.4%	$187,517	59.6%
Timepieces	103,619	40.6%	112,787	41.6%	127,228	40.4%

Total	$255,057	100.0%	$270,896	100.0%	$314,745	100.0%

The following table sets forth our operations in geographic markets in which we operate (dollars in thousands):

	Fiscal Year Ended
	March 27, 2010	March 28, 2009	March 29, 2008
Net sales
Canada	$135,402	$131,948	$146,557
U.S.	119,655	138,948	168,188

Total revenues	$255,057	$270,896	$314,745

Long-lived assets
Canada	$22,204	$21,701	$32,983
U.S.	8,520	12,345	38,889

Total long-lived assets	$30,724	$34,046	$71,872

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

Our Canadian stores, operating under the Birks and Brinkhaus brands, carry a large selection of brand name timepieces, including our own proprietary watch line as well as timepieces made by Baume & Mercier, Cartier, Concord, Gucci, Jaeger Le Coultre, Longines, Omega, Rado, Tag Heuer, and Tissot. We also carry an exclusive collection of high quality jewelry and timepieces that we manufacture. We emphasize our own jewelry offerings and particularly our signature designers, Esty and Toni Cavelti, but also include designer jewelry made by Damiani, Di Modolo, Kwiat, Ladyheart, Marco Bicego, Roberto Coin, and Van Cleef & Arpels, which are exclusive to our stores in Canada. Our two Brinkhaus retail locations also offer Ebel, Panerai, Patek Phillip, IWC, Omega, and Rolex timepieces. We also offer a variety of high quality giftware, including writing instruments and giftware made by Cartier and Montblanc.

Our U.S. stores, operating under the Mayors brand, carry a large selection of prestigious brand name timepieces, including Baume & Mercier, Breitling, Cartier, Jaeger Le Coultre, Omega, Patek Philippe, Panerai, Rado, Rolex and Tag Heuer. Designer jewelry offerings in our stores operating under the Mayors brand include jewelry made by Aaron Basha, Charriol, Damiani, DiModolo, Kwiat, Lady Heart, Mikimoto, Roberto Coin, Toni Cavelti, Van Cleef & Arpels and a variety of high quality giftware, including writing instruments and giftware made by Cartier and Montblanc. In addition, stores operating under the Mayors brand carry Birks brand timepieces and jewelry products on an exclusive basis in their markets.

We have one primary channel of distribution: the retail division, which accounts for approximately 95% of net sales, as well as three other channels of distribution, including our corporate sales, internet and wholesale division, which combined account for approximately 5% of net sales.

Product Design, Development, Sourcing and Manufacturing

We established a product development process that supports our strategy to further develop and enhance our product offering in support of the Birks brand development. The centerpiece of this process is our Design Review Committee, which ultimately approves all new product designs and introductions. During fiscal 2010, fiscal 2009, and fiscal 2008, approximately 23%, 34%, and 29%, respectively, of our jewelry product acquired for sale were internally designed, sourced or manufactured. Products that are not designed and internally manufactured are sourced from suppliers worldwide, enabling us to sell an assortment of fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procure distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our gemstone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

We have manufacturing facilities in Montreal and Florida that enable us to offer unique, exclusive and high-quality products through an efficient supply chain. Our manufacturing capabilities provide quality control; image enhancement by enabling us to promote our craftsmanship and exclusive design and manufacturing capabilities; improved economics by retaining the margin that would otherwise be paid to a third party provider; and capability to provide customized and/or special design jewelry for customers.

The Montreal facility is the largest in volume of our manufacturing facilities and is involved in all aspects of manufacturing fine jewelry with the exception of the cutting of rough diamonds and other precious stones. The facility focuses on manufacturing stone set jewelry. The Florida facility focuses on specific types of stone set jewelry and hand-made one of a kind jewelry pieces. During fiscal 2009 and 2008, we had a Rhode Island factory that was involved in the production of silver and gold jewelry, as well as stone set jewelry, however, production was discontinued at this facility in May 2009 with much of the production transferred to our Montreal facility, or outsourced to third parties.

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

In fiscal 2010, we purchased jewelry, timepieces and giftware for sale in our stores from over 200 suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers, like Rolex, are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our key vendors, especially Rolex, or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business. In fiscal 2010, merchandise supplied by Rolex and sold through our stores operating under the Mayors and Brinkhaus brands accounted for approximately 22% of our total net sales. If Rolex terminated its distribution agreement with us, such termination would have a material adverse effect on our business, financial condition and operating results. We believe that current relationships with our key vendors are good.

Seasonality

Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher sales than any other quarter during the year. Sales in the first, second, third and fourth quarters in fiscal 2010 were 21%, 19%, 35% and 25%, respectively. Sales by quarter in fiscal 2009 were 27%, 23%, 32%, and 18%, respectively.

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

As part of our commitment to continuous, on-the-job training, we have established “Birks University” and “Mayors University,” a formalized system of in-house training with a primary focus on client service, selling skills and product knowledge that involves extensive classroom training, the use of detailed operational manuals, in-store mentorship programs and a leading edge product knowledge program which includes on-line testing. In addition, we conduct in-house training seminars on a periodic basis and administer training modules with audits to (i) enhance the quality and professionalism of all sales professionals, (ii) measure the level of knowledge of each sales professional, and (iii) identify needs for additional training. We also provide all management team members with more extensive training that emphasizes leadership skills, general management skills, “on-the-job” coaching and training instruction techniques.

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

Credit Operations

We have two private label credit cards, one for each of our Birks and Mayors retail brands which are administered by third-party banks that own the credit card receivable balances. In addition, stores operating under the Mayors brand also have a Mayors proprietary credit card which we administer.

Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks private label credit card accounted for approximately 13% of our net sales during fiscal 2010 while sales under the Mayors private label credit card and Mayors proprietary credit card represented approximately 12% of our net sales during fiscal 2010. Sales under the Birks and Mayors private label credit cards are generally made without credit recourse to us. However, we are permitted to ask the bank to approve credit purchases under these private label credit cards, for which the bank holds credit recourses if the customer does not pay. These recourse credits are limited to 25% and 20% of the nonrecourse credit issued by the banks for the private label Birks credit card and Mayors credit card, respectively. Receivables generated on sales under the Mayors proprietary credit card are recorded on our balance sheet and we maintain the full credit risk.

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

Competition

Our research indicates that the North American retail jewelry industry is approximately a $62 billion industry and is highly competitive and fragmented, with a few very large national and international competitors and many medium and small regional and local competitors. The market is also fragmented by price and quality. Although Birks and Mayors are luxury jewelry brands, we compete with companies within and outside of this segment. Our competitors include national and international jewelry chains as well as independent regional and local jewelry retailers. We also compete with other types of retailers such as department stores and specialty stores and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, televised home shopping networks, and Internet sites. Many of these competitors have greater financial resources than we do. We believe that competition in our markets is based primarily on the total brand experience including trust, quality craftsmanship, product design and exclusivity, product selection, service excellence, including after sales service, and, to a certain extent, price. With the current consolidation of the retail industry, we believe that competition with other general and specialty retailers and discounters will continue to increase. Our success will depend on various factors, including general economic and business conditions affecting consumer spending, the performance of national and international retail operations, the acceptance by consumers of our merchandising and marketing programs, store locations and our ability to properly staff and manage our stores.

Regulation

Our operations are affected by numerous federal, provincial and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of finance charges that may be charged by a credit provider. In addition to our proprietary and private label credit cards, credit to our clients is primarily available through third-party credit cards such as American Express®, Visa®, MasterCard® and Discover®, without recourse to us in the case of a client’s failure to pay. Any change in the regulation of credit that would materially limit the availability of credit to our traditional customer base could adversely affect our results of operations and financial condition.

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

Properties

Our head office is in Montreal, Québec. On December 12, 2000, we sold our head office building for Cdn$14,250,000 to Anglo Canadian Investments, L.P. As a condition of the transaction, we agreed that we would lease, on a net basis, the entire property from the purchaser, acting as landlord. We entered into a lease agreement pursuant to which we lease the office building, including the Montreal flagship store, for a term of 20 years ending December 11, 2020. The current net annual rental rate is Cdn$1,830,125 (approximately $1.7 million U.S. dollars) for the period terminating on December 11, 2010, and increases on a compounded basis by 10% on each third annual anniversary date thereafter (except for the last two years when no increase will take place). The lease is an absolute triple net lease to the landlord, and we are responsible for any and all additional expenses, including, without limitation, taxes and structural expenses. Subject to specific terms and conditions, we have four options to renew and extend the term of the lease for four further terms of five years each, except for the last option which is five years less eleven days, terminating on November 30, 2040. Subject to specific terms and conditions, we also have two options to purchase the premises, which may be exercised no later than six months prior to the end of the fifteenth year of the term of the lease and the end of the twentieth year of the term of the lease, respectively.

Our U.S. operations are managed through a local headquarters located in Tamarac, Florida. We entered into a lease agreement for this location for a term of 15 years terminating on November 30, 2020. The current net annual rental rate is $622,063 for the period ending November 30, 2010. We have two options to renew for five years each.

We lease all of our other store locations. We believe that all of our facilities are well maintained and in good condition and are adequate for our current needs. We are actively reviewing all leases that expire in the next 12 months to determine whether to renew the leases.

Following is a listing of all our properties as of March 27, 2010:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores

Canada:
Bayshore Centre	2,544	September 2013	Ottawa, ON
Bloor	15,620	September 2014	Toronto, ON
Brinkhaus	2,919	October 2012	Calgary, AB
Brinkhaus	750	February 2014	Vancouver, BC
Carrefour Laval	3,391	August 2012	Laval, QC
Chinook Shopping Centre	2,342	March 2015	Calgary, AB
Cornwall Centre	2,349	April 2015	Regina, SK
Willowdale Fairview Mall	2,351	August 2013	North York, ON
Fairview Pointe-Claire	4,210	January 2012	Pointe-Claire, QC
First Canadian Place	2,243	May 2016	Toronto, ON
Halifax	3,316	January 2014	Halifax, NS
Lime Ridge Mall	2,450	September 2011	Hamilton, ON
Edmonton Manulife Centre	4,196	November 2014	Edmonton, AB
Montreal Flagship Store	19,785	December 2020	Montreal, QC
Oakridge Shopping Centre	2,176	May 2013	Vancouver, BC
Oakville Place	2,801	March 2014	Oakville, ON
Park Royal	3,537	September 2012	West Vancouver, BC
Place Ste-Foy	2,366	June 2017	Ste-Foy, QC
Promenades St-Bruno	2,346	February 2013	St-Bruno, QC
Rideau Centre	7,233	April 2014	Ottawa, ON
Richmond Centre	1,562	April 2012	Richmond, BC
Rockland Centre	3,019	August 2013	Mount Royal, QC
Saskatoon	3,486	October 2013	Saskatoon, SK
Scarborough Town Centre	3,709	December 2010	Scarborough, ON
Sherway Gardens	4,611	February 2017	Etobicoke, ON
Southcentre Shopping Centre	3,029	August 2014	Calgary, AB
Southgate Shopping Centre	2,915	September 2013	Edmonton, AB
Square One	3,360	April 2012	Mississauga, ON
St-John	2,038	August 2015	St-John, NB
Toronto Dominion Square	7,895	October 2011	Calgary, AB
Toronto Eaton Centre	4,552	April 2012	Toronto, ON
Vancouver	20,221	January 2015	Vancouver, BC
Victoria	2,460	December 2010	Victoria, BC
Winnipeg	3,187	February 2023	Winnipeg, MB
Yorkdale	2,530	April 2015	Toronto, ON

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores

United States:
Altamonte Mall	5,782	January 2012	Altamonte Springs, FL
Aventura Mall	3,447	January 2017	N. Miami Beach, FL
Bell Tower Shops	4,578	January 2012	Fort Myers, FL
Town Center at Boca Raton	5,878	January 2017	Boca Raton, FL
Westfield Brandon	4,110	June 2015	Brandon, FL
Broward Mall	2,236	January 2011	Plantation, FL
Westfield Citrus Park	3,953	January 2011	Tampa, FL
Coconut Point	3,522	November 2016	Estero, FL
Dadeland Mall	5,700	January 2017	Miami, FL
The Falls	1,643	January 2012	Miami, FL
Florida Mall	5,070	July 2011	Orlando, FL
The Galleria at Fort Lauderdale	5,954	July 2016	Ft. Lauderdale, FL
The Gardens Mall	5,099	January 2020	Palm Beach Gardens, FL
International Plaza	5,583	January 2012	Tampa, FL
Lenox Square Mall	2,991	September 2018	Atlanta, GA
Lincoln Road	4,250	May 2014	Miami Beach, FL
Mall of Georgia	3,486	January 2012	Buford, GA
Mall at Millenia	4,532	January 2013	Orlando, FL
Mall at Wellington Green	4,001	January 2012	Wellington, FL
Miami International Mall	3,246	January 2016	Miami, FL
North Point Mall	4,752	January 2012	Alpharetta, GA
PGA Commons	5,197	April 2014	Palm Beach Gardens, FL
Seminole Towne Center	3,461	January 2016	Sanford, FL
Two Buckhead Plaza(1)	4,090	April 2010	Atlanta, GA
Westfield Southgate	4,605	March 2012	Sarasota, FL
Treasure Coast Square	2,607	November 2016	Jensen Beach, FL
Village of Merrick Park	4,894	January 2013	Coral Gables, FL
Weston Commons	4,000	July 2017	Weston, FL
St-John’s Town Center	3,458	October 2017	Jacksonville, FL

Other Properties
Tamarac Corporate office	47,851	November 2020	Tamarac, FL
Montreal Corporate office	58,444	December 2020	Montreal, QC
New York Buying office	1,950	December 2010	New York, NY
Rhode Island Manufacturing Facility(2)	19,200	December 2024	Woonsocket, RI
Dorval Distribution Center– Montreal	7,667	March 2011	Dorval, QC

(1)	In May 2010, this store was relocated to Phipps Plaza in Atlanta, GA, a 2,182 square foot store, under a newly signed lease expiring January 31, 2013.
(2)	Production at this facility was discontinued in May 2009 and the Company has the facility on the market to sell.

Total annual base rent for these locations for fiscal 2010 was approximately $16 million.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

Throughout this Annual Report, we refer to our fiscal years ended March 27, 2010, March 28, 2009, and March 29, 2008, as fiscal 2010, fiscal 2009 and fiscal 2008, respectively. Our fiscal year ends on the last Saturday in March of each year. Financial reporting periods referred to as fiscal 2010, fiscal 2009 and fiscal 2008 consisted of 52 weeks and were reported in four thirteen-week periods.

Overview

Birks & Mayors is a leading designer, maker and purveyor of luxury jewelry, timepieces and giftware in the U.S. and Canada. As of March 27, 2010, our retail operation’s total square footage was approximately 283,200. The average square footage of our three Birks flagship stores in Canada was approximately 18,500, while the average square footage for all other Birks retail stores in Canada was approximately 3,200. The average square footage of our two Brinkhaus locations was 1,800, while the average square footage of our Mayors retail stores was approximately 4,200.

We operate our business in two geographic areas, Canada and the Southeastern U.S. We have two reportable segments, “Retail” and “Other.” Retail is comprised of all our retail operations in the U.S. and Canada on a combined basis. In Canada, we operate stores under the Birks brand and two stores under the Brinkhaus brand. In the Southeastern U.S., we operate stores under the Mayors brand. Other consists primarily of our corporate sales division, which services business customers by providing them unique items for recognition programs, service awards and business gifts. Also included in Other is manufacturing, which manufactures unique products primarily for the retail segment of our business, wholesale and internet sales.

Our net sales are comprised of revenues, net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, private label and proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average retail sale. For fiscal 2010, fiscal 2009, and fiscal 2008, our total average retail sale was $1,358, $1,172 and $1,200, respectively, which excludes service and repair transactions.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses. Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes, as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. Selling, general and administrative expenses (SG&A) include, but are not limited to, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resources and training expenses. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both our retail brands and the Birks product brand. Marketing has historically represented a significant portion of our SG&A. As a percentage of sales, marketing expenses represented 3.7%, 3.9% and 4.8% of sales for fiscal 2010, 2009 and 2008, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amount of these indirect costs in SG&A was approximately $3.4 million, $3.9 million and $4.6 million for fiscal 2010, 2009 and 2008, respectively. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles.

Over the short-term, we may focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	maintain flexible and cost effective sources of borrowings to finance our operations and strategies;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow; and

•	grow sales, gross margin and gross profits.

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

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability.

Foreign Currency

Because we have operations in the U.S. and Canada, our results are affected by foreign exchange rate changes. Revenue and expenses incurred in Canadian dollars are translated into U.S. dollars for reporting purposes. Changes in the value of the Canadian dollar compared to the U.S. dollar between periods may materially impact our results and may materially affect period over period comparisons. Over the past several years, the value of the Canadian dollar has varied significantly compared to the U.S. dollar which, for reporting purposes, in some instances, has resulted in material fluctuations in our net sales, expenses and our profits from our Canadian operations, when expressed in U.S. dollars.

Acquisition

In November 2007, we acquired the assets of Brinkhaus, a privately-owned jewelry company that operated two stores in Western Canada for cash and notes of approximately $13.0 million. Therefore, results for fiscal 2008 include the operations of Brinkhaus for only a partial year.

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

The percentage decrease in comparable stores sales for the periods presented below is as follows:

	Fiscal Year Ended
	March 27, 2010	March 28, 2009	March 29, 2008
Canada	(1)%	(7)%	0%
U.S.	(12)%	(19)%	0%

Total	(6)%	(14)%	0%

The decrease in comparable store sales during fiscal 2010 continued to reflect the difficult retail environment, which reduced demand for luxury retail products, especially in our Florida market. Store traffic continued to decline, but was partially offset by an increase in our average sale transaction in both Canada and the U.S.

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

Results of Operations

The following is a discussion of factors affecting our results of operations for fiscal 2010 and fiscal 2009. This discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

Fiscal 2010 Compared to Fiscal 2009

The following table sets forth, for fiscal 2010 and for fiscal 2009, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 27, 2010	March 28, 2009
	(In thousands)
Net sales	$255,057	$270,896
Cost of sales	150,606	155,297

Gross profit	104,451	115,599

Selling, general and administrative expenses	106,252	113,990
Impairment of goodwill and long-lived assets	1,353	13,555
Depreciation and amortization	5,192	6,212

Total operating expenses	112,797	133,757

Operating loss	(8,346)	(18,158)
Interest and other financial costs	11,127	9,967

Loss before income taxes	(19,473)	(28,125)
Income tax (benefit) expense	(2)	32,854

Net loss	$(19,471)	$(60,979)

Net Sales

	Fiscal Year Ended
	March 27, 2010	March 28, 2009
	(In thousands)
Net sales—Retail	$241,819	$258,026
Net sales—Other	13,238	12,870

Total Net Sales	$255,057	$270,896

Net Sales. Net sales for fiscal 2010 were $255.1 million, a decrease of $15.8 million, or 5.8% as compared to fiscal 2009. The decrease in net sales was primarily driven by a 6% decline in comparable store sales as well as the impact of closing six stores during the fiscal year, partially offset by $5.3 million of higher sales related to translating the sales of our Canadian operations into U.S. dollars due to the stronger Canadian dollar.

Gross Profit

	Fiscal Year Ended
	March 27, 2010	March 28, 2009
	(In thousands)
Gross Profit—Retail	$102,752	$116,389
Gross Profit—Other	1,699	(790)

Total Gross Profit	$104,451	$115,599

Gross Profit. Gross profit was $104.5 million for fiscal 2010 compared to $115.6 million for fiscal 2009. The gross profit margin as a percentage of net sales was 41.0% for fiscal 2010 compared to 42.7% for fiscal 2009. The 170 basis point decline in gross profit margin was primarily attributable to retail pricing pressures associated with generating sales in the extremely difficult economic environment in both the U.S. and Canada. The increase in Gross Profit—Other reflects higher gross profit from corporate sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $106.3 million, or 41.7% of net sales, for fiscal 2010 compared to $114.0 million, or 42.1% of net sales, for fiscal 2009. The $7.7 million decrease in SG&A during fiscal 2010, as compared to fiscal 2009, was primarily driven by a $1.5 million reduction in marketing expenses, $5.8 million of lower compensation expenses primarily related to savings associated with our strategic staff downsizing and pay reductions and lower sales commissions due to reduced sales and $2.1 million of lower general operating expenses resulting from our continued efforts to reduce general corporate overhead costs, partially offset by an increase of $1.7 million of higher expenses related to foreign currency translation.

Impairment of Goodwill and Other Assets. During fiscal 2010, we recognized non-cash impairment losses of $1.4 million related to underperforming retail stores and assets held for sale. During fiscal 2009, we recorded an $11.2 million non-cash goodwill impairment charge and $2.3 million of non-cash charges associated with the impairment of long-lived assets at certain of our U.S. retail locations and our manufacturing facility in Rhode Island. For further discussion, see Note 3 “Significant Accounting Policies” to our consolidated financial statements.

Depreciation and Amortization. Depreciation and amortization expense during fiscal 2010 was $5.2 million compared to $6.2 million during fiscal 2009. The $1.0 million decrease was primarily due to the lower levels of capital expenditures in the last two years.

Interest and Other Financial Costs. Interest and other financial costs were $11.1 million for fiscal 2010 compared to $10.0 million for fiscal 2009. The $1.2 million increase was primarily associated with higher rates being paid on long-term borrowings we entered into within the last 15 months, partially offset by the impact of a lower level of average total debt.

Income Tax (Benefit) Expense. Income tax benefit was $2,000 for fiscal 2010, as compared to an income tax expense of $32.9 million for fiscal 2009. The $32.9 million of income tax expense recorded during fiscal 2009 was due to the recognition of a non-cash valuation allowance against the full value of our net deferred tax assets in the U.S. and Canada resulting from management’s determination that it is more likely than not that the deferred tax assets will not be realized in the future. The $2,000 tax benefit in fiscal 2010 reflects a cash refund received related to income taxes. During fiscal 2010, we continued to maintain a valuation allowance on the total value of deferred tax assets generated by our U.S. and Canadian operations.

Fiscal 2009 Compared to Fiscal 2008

The following table sets forth, for fiscal 2009 and for fiscal 2008, the amounts for certain items in our consolidated statements of operations.

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

Net Sales. Net sales for fiscal 2009 were $270.9 million, a decrease of $43.8 million, or 13.9%, as compared to fiscal 2008. The decrease in net sales was primarily driven by a 14% decline in comparable store sales and $11.7 million of lower net sales due to the impact of translating the sales of our Canadian operations to U.S. dollars with a weaker Canadian dollar, partially offset by $10.4 million of additional sales generated by two Mayors stores opened during the prior fiscal year and the two Brinkhaus stores acquired in November 2007.

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

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $114.0 million, or 42.1% of net sales, for fiscal 2009 compared to $128.3 million, or 40.8% of net sales, for fiscal 2008. The $14.3 million decrease in SG&A during fiscal 2009, as compared to fiscal 2008, was primarily driven by a $4.0 million reduction in marketing expenses, $6.1 million of lower compensation expenses associated with lower sales commissions due to reduced sales and savings related to our strategic downsizing initiated in January 2009, $2.3 million of lower general operating expenses resulting from our continued efforts to reduce general corporate overhead costs, as well decreased variable costs associated with a lower net sales volume, and $4.8 million of lower expenses related to foreign currency translation, partially offset by an increase in operating costs due to the opening of two new Mayors stores and acquisition of the two Brinkhaus stores in November 2007.

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

Income Tax Expense. Income tax expense was $32.9 million for fiscal 2009, as compared to an income tax benefit of $9.8 million for fiscal 2008. The $32.9 million of income tax expense recorded during fiscal 2009 was due to the recognition of a non-cash valuation allowance against the full value of our net deferred tax assets in the U.S. and Canada. The $9.8 million of income tax benefits recognized during fiscal 2008 is primarily the result of our reduction of a valuation allowance on deferred tax assets related to our U.S. operations.

Liquidity and Capital Resources

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependant upon our ability to maintain positive excess availability under our senior credit facilities. During fiscal 2009, we negotiated an amendment and extension of our senior secured revolving credit facility. Our $160 million senior secured revolving credit facility, which was set to expire on January 19, 2009, was amended and extended for a total of $133 million and bears interest at a floating rate of LIBOR plus 2.5% to LIBOR plus 3.0% (based on excess availability thresholds) for up to a $124 million tranche of the facility and in the range of LIBOR plus 4.5% to LIBOR plus 5.0% (based on excess availability thresholds) for an $8 million tranche of the facility. In addition, we obtained a $13 million secured term loan that is subordinated in lien priority to our senior secured revolving credit facility and bears interest at a rate of the greater of 16% per annum or one-month LIBOR based rate plus 12%. These two credit facilities have a three-year term expiring in December 2011 and are primarily used to finance working capital, capital expenditures and provide liquidity to fund our day-to-day operations and for other general corporate purposes. The terms of the senior secured credit facility provide that no financial covenants are required to be met other than maintaining positive excess availability at all times. Our excess borrowing capacity was $17.9 million as of March 27, 2010 and $9.2 million at March 28, 2009.

Both our senior secured revolving credit facility lender and our senior secured term loan lender may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility lender may impose at its reasonable discretion, however, our senior secured term loan lender’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the senior secured credit facility availability. While no such reserve was imposed during fiscal 2010, in fiscal 2009, from February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million. While our senior secured revolving credit facility lender has not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of our inventory is periodically assessed by our lenders and based upon these reviews our borrowing capacity could be significantly increased or decreased. Another factor impacting our excess availability includes, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease our borrowing availability. Furthermore, a $15 million, a $7.5 million and a $2.5 million seasonal availability block is imposed by the senior secured revolving credit facility lender and the senior secured term loan lender each year from December 20th to January 20th, from January 21st to February 10th and from February 11th to February 20th, respectively, and both our senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans by which if we are in default with any other loan the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

The senior secured revolving credit facility and secured term loan contain limitations on our ability to pay dividends, more specifically, among other limitations, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, we are required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $20 million in order to qualify for payment of dividends.

In May 2009, we received a $3.0 million cash advance from our controlling shareholder, Montrovest, to finance our working capital needs and for general corporate purposes. This advance along with a $2.0 million cash advance in February 2009 and any interest thereon, is subordinated to the indebtedness of our existing senior credit facilities and are convertible into a convertible debenture or Class A voting shares in the event of a private placement or, are repayable upon demand by Montrovest once conditions stipulated in our senior credit facilities permit such a payment. These cash advances bear interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance shall be paid to Montrovest.

In February 2009, we finalized a secured term loan agreement with Investissement Québec to finance up to Cdn$2.9 million of certain expenses and inventory costs related to our sponsorship as the official supplier of jewelry for the 2010 Olympic and Paralympic Winter Games. Draw downs related to this agreement bear interest at a rate of prime plus 3.5% per annum (which equated to 6% at March 27, 2010) and are repayable in twenty monthly installments of Cdn$35,000 and forty monthly installments of Cdn$55,000 which commenced in April 2009. As of March 27, 2010, we had received the full Cdn$2.9 million in financing from this loan.

Borrowings under our senior secured revolving credit facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 27, 2010	March 28, 2009
	(In thousands)
Senior secured revolving credit facility availability	$82,414	$94,991
Borrowing at period end	64,520	85,777

Excess borrowing capacity at period end	$17,894	$9,214

Average outstanding balance during the period	$83,112	$114,115
Weighted average interest rate for period	3.7%	4.7%

In addition to the previously mentioned financing arrangements, we had other outstanding loans as of March 27, 2010, which primarily consisted of a Cdn$10.0 million seven year secured term loan from Investissement Québec that bears interest at a rate of prime plus 5.5% per annum, which equated to 8% at March 27, 2010 and is repayable in 60 equal payments of Cdn$167,000 beginning in March 2011; $0.1 million loan payable to the Small Business Loan Fund Corporation, bearing interest at 6.0% per annum repayable in monthly installments, which matured in April 2010 and a Cdn$3.4 million non-interest bearing note payable associated with our acquisition of two Brinkhaus stores in November 2007 which is to be paid in two installment payments of Cdn$1.7 million, one of which was paid in April 2010 and the remaining payment is scheduled to be paid in April 2011.

Net cash provided by (used in) operating activities was $29.2 million during fiscal 2010 as compared to $(31,000) during fiscal 2009. The increase in cash flows generated from operations during fiscal 2010 was primarily the result of a reduction in the level of inventories and accounts receivable and a higher level of accounts payable, partially offset by the loss from operations. The decrease in inventory reflected our aggressive management of inventory levels in our retail stores evidenced by a 13% decrease in comparable store inventory levels. Also impacting the decrease in inventory was the closure of six stores during the fiscal year. The increase in the level of accounts payable was associated with a five-year distribution agreement with Damiani International B.V. (“Damiani”) in which we purchased $10.6 million of jewelry products. The agreement provides that we must pay for the products on an annual basis beginning in February 2010 based on the greater of the cost value of the products sold during the previous year or a minimum annual payment, totaling $5.6 million during the term of the agreement. We also have the right to return up to $5.0 million of any unsold Damiani products to Damiani at the end of the term of the agreement.

Net cash (used in) provided by operating activities was $(31,000) during fiscal 2009 as compared to $11.2 million during fiscal 2008. The reduction in net cash provided by operating activities during fiscal 2009 is primarily attributable to a decrease in cash earnings of approximately $15.5 million from fiscal 2008, offset by a decrease in the level of inventory net of a corresponding decrease in accounts payable associated with management’s efforts to reduce the level of inventory and increase the productivity of inventory on hand in response to the expected weakness in sales associated with the current economic downturn.

During fiscal 2010, net cash used in investing activities was $1.6 million, as compared to $5.0 million during fiscal 2009. This $3.4 million decrease was primarily related to a decrease in store renovations and related capital expenditures during fiscal 2010 as a result of the economic slowdown in the U.S. and Canada. In fiscal 2009, we used $5.0 million in investing activities compared to $16.5 million used during fiscal 2008. This $11.5 million decrease was primarily related to the acquisition of the two Brinkhaus stores and the opening of two new Mayors’ stores during fiscal 2008, as well as a decrease in store renovations and related capital expenditures during fiscal 2009 as a result of the economic slowdown in the U.S. and Canada. Net cash used in investing activities was $16.5 million in fiscal 2008 and was primarily related to the acquisition of the two Brinkhaus stores and the opening of two new Mayors’ stores.

Net cash (used in) provided by financing activities was ($26.4) million in fiscal 2010, as compared to $4.1 million during fiscal 2009. The $30.5 million difference was primarily due to a reduction in the level of funding under our senior secured revolving credit facility used to finance day-to-day operations as a result of a higher level of cash flows generated from operating activities. In fiscal 2009, financing activities provided $4.1 million compared to $5.3 million in fiscal 2008. The $1.2 million decrease was primarily due to the reduction in the level of capital expenditures in fiscal 2009 as compared to the prior year.

The following table details capital expenditures in fiscal 2010, 2009 and 2008:

	Fiscal Year Ended
	March 27, 2010	March 28, 2009	March 29, 2008
	(In thousands)
New stores and renovations	$803	$2,937	$5,843
Electronic equipment, computer hardware and software	725	1,058	1,469
Furniture and fixtures	126	235	1,005
Manufacturing equipment	87	280	104
Other	147	153	431

Total capital expenditures(1)	$1,888	$4,663	$8,852

(1)	Includes capital expenditures financed by capital leases of $75,000 in fiscal 2010, $1.4 million in fiscal 2009, and $4.9 million in fiscal 2008.

Capital expenditures for fiscal 2011 are projected to be approximately $3 million.

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

Research and development, patents and licenses, etc

None.

Trend information

The extensive weakening of the U.S. and global economies that began in fiscal 2009 continued in fiscal 2010. This time period mostly experienced weak macroeconomic conditions, which then improved in the latter part of fiscal 2010; however, these conditions continue to have a significant negative impact on consumer confidence and spending, including the sale of luxury retail products such as fine jewelry, timepieces and giftware. In the U.S., especially in our Florida market, the contraction in luxury retail product capacity that started in fiscal 2009 continued in fiscal 2010. The difficult retail environment which reduced demand for luxury retail products affected the luxury retail products industry as a whole, including store traffic in both our Canadian and U.S. markets.

Off-balances sheet arrangements

From time to time, we guarantee a portion of our private label credit card sales to our credit card vendor. As of March 27, 2010 and March 28, 2009, the amount guaranteed under such arrangements was approximately $5.1 million and $2.0 million, respectively. The bad debt experienced under these guarantees has not been material. See Note 13 (b) to the consolidated financial statements included in this Form 20-F for additional discussion.

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of March 27, 2010 and the periods in which payments are due:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Debt maturities	$97,803	$2,150	$82,232	$4,532	$8,889
Operating lease obligations(1)	86,110	17,214	30,181	20,210	18,505
Capital lease obligations	20,442	2,702	4,132	1,118	12,490
Fixed rate interest expenses(2)	13,890	1,786	1,674	4,354	6,076
Employment agreements(3)	1,324	1,324	—	—	—
Inventory purchase obligations	404	404	—	—	—
Management consulting agreement(4)	550	550	—	—	—

Total	$220,523	$26,130	$118,219	$30,214	$45,960

(1)	The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which we are obligated. CAM charges were $4,326 in fiscal 2010, $4,390 in fiscal 2009, and $4,361 in fiscal 2008.
(2)	The fixed rate interest expenses are associated with the capital lease obligations disclosed above and do not include floating rate interest payable on $89.7 million of floating rate debt.
(3)	This amount represents the contractual base salary and benefit obligations payable to our President and Chief Executive Officer for the remainder of the related employment agreements which expire March 31, 2011. The total maximum payout for the remainder of these agreements, including bonuses and potential severance payments is approximately $4.0 million.
(4)	This obligation represents costs associated with a management consulting agreement entered into with Brinkhaus.
(5)	In addition to the above and as of March 27, 2010, we had $1.3 million of outstanding letters of credit.

Leases

We lease all of our retail locations under operating leases with the exception of our Montreal store, which is under a capital lease. Additionally, we have operating leases for certain equipment. During fiscal 2009, we financed $2.9 million of capital leases under the terms of our Master Lease Agreement which was used to fund capital asset purchases and leasehold improvements. No additional borrowings will be made under this agreement.

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

Revenue recognition

Sales are recognized at the point of sale when merchandise is picked up by the customer or shipped. Shipping and handling fees billed to customers are included in net sales. Revenues for gift certificate sales and store credits are recognized upon redemption. Prior to recognition as a sale, gift certificates are recorded as accrued liabilities on the balance sheet. Certificates outstanding for more than 24 months and not subject to unclaimed property laws are recorded as income. Certificates outstanding for more than 24 months and subject to unclaimed property laws are maintained as accrued liabilities until remitted in accordance with local ordinance. Sales of consignment merchandise are recognized at such time as the merchandise is sold and are recorded on a gross basis because we are the primary obligor of the transaction, have general latitude on setting the price, have discretion as to the suppliers, are involved in the selection of the product and have inventory loss risk. Sales are reported net of returns and sales taxes. We generally give our customers the right to return merchandise purchased by them within 10 to 90 days, depending on the products sold and record a provision at the time of sale for the effect of the estimated returns. Repair sales are recorded at the time the service is rendered.

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

Asset impairment

We periodically review the estimated useful lives of our depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. We review our long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Measurement of an impairment loss for such long-lived assets is based on the difference between the carrying value and the fair value of the asset. Assets held for sale are reported at the lower of the carrying amount or fair value less cost to sell. We recorded impairment charges of $1.4 million and $2.3 million during fiscal 2010 and 2009, respectively (see Note 3 to our consolidated financial statements). During fiscal 2008, we did not recognize any long-lived asset impairment charges in our consolidated financial statements.

Income tax assets

Management judgment is required in determining the valuation allowance recorded against deferred tax assets and we record valuation allowances when we determine that it is more-likely-than-not that such deferred tax assets will not be realized in the future. Due to continued and expected future losses, we maintained a $55.5 million valuation allowance against the full value of net deferred tax assets as of March 27, 2010 (see Note 10(a) to the consolidated financial statements in this Form 20-F). This valuation allowance could be reduced in the future based on sufficient evidence indicating that it is more likely than not that a portion of our deferred tax assets will be realized. Additionally, foreign and domestic tax authorities periodically audit our income tax returns. These audits often examine and test the factual and legal basis for positions we have taken in our tax filings with respect to our tax liabilities, including the timing and amount of deductions and the allocation of income among various tax jurisdictions (“tax filing positions”). We believe that our tax filing positions are reasonable and legally supportable. However, in specific cases, various tax authorities may take a contrary position. In evaluating the exposures associated with our various tax filing positions, we record reserves using a more-likely-than-not recognition threshold for income tax positions taken or expected to be taken. Earnings could be affected to the extent we prevail in matters for which reserves have been established or we are required to pay amounts in excess of established reserves.

Recent accounting pronouncements

See Note 3 to the consolidated financial statements included in this Form 20-F.

Inflation

The impact of inflation on our operations has not been significant to date.

Safe harbour

See section entitled “Forward-Looking Information” at the beginning of this Annual Report on Form 20-F.

Item 6.	Directors, Senior Management and Employees

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our executive officers and directors, and their respective ages and positions as of May 31, 2010:

Name	Age	Position
Dr. Lorenzo Rossi di Montelera	69	Chairman of the Board & Director
Thomas A. Andruskevich	59	President, Chief Executive Officer & Director
Gérald Berclaz	61	Director
Emily Berlin	63	Director
Shirley A. Dawe	63	Director
Elizabeth Eveillard	63	Director
Ann Spector Lieff	58	Director
Peter R. O’Brien	64	Director
Louis L. Roquet	67	Director
Joseph A. Keifer III	58	Executive Vice President & Chief Operating Officer
Aida Alvarez	47	Senior Vice President, Merchandising
Hélène Messier	50	Senior Vice President, Human Resources
John C. Orrico	53	Senior Vice President & Chief Supply Chain Officer
Michael Rabinovitch	40	Senior Vice President & Chief Financial Officer
Albert J. Rahm, II	56	Senior Vice President, Retail Store Operations
Miranda Melfi	46	Group Vice President, Legal Affairs & Corporate Secretary

Directors

Dr. Lorenzo Rossi di Montelera, age 69, has served as Chairman of our Board of Directors since 1993, and prior to the merger, Dr. Rossi served on the board of directors of Mayors. Dr. Rossi’s term as a director of Birks & Mayors expires in 2010. He is also on the Board of Directors of Azimut S.p.A. and the Advisory Board of the Global Leadership Institute of New York. Dr. Rossi is also a director and Chairman of Gestofi S.A. and a director of Rohan Private Trust Company Limited who is the trustee of the Goldfish Trust which beneficially owns or controls all of the shares of the Company held by Montrovest. Dr. Rossi is the father-in-law of Mr. Carlo Coda-Nunziante who is our Group Vice President, Strategy & Business Development. Dr. Rossi is also the father of Mr. Niccolò Rossi who, as an employee of Gestofi S.A., provides consulting services to the Company.

Thomas A. Andruskevich, age 59, has been our President and Chief Executive Officer since June 1996 and joined the Board of Directors of Birks in 1999. Mr. Andruskevich’s term as director of Birks & Mayors expires in 2010. Since August 2002, he has been the President, Chief Executive Officer, and Chairman of the board of directors of Mayors. From 1994 to 1996, he was President and Chief Executive Officer of the clothing retailer Mondi of America. From 1989 to 1994, he was Executive Vice President of International Trade & Fragrance of Tiffany & Co., and from 1982 to 1989, Mr. Andruskevich served as Senior Vice President and Chief Financial Officer of Tiffany & Co. He is also a member of the Advisory Board and of the Marketing Committee of Brazilian Emeralds, Inc. and a director of Cole Credit Priority Trust III, Inc.

Gérald Berclaz, age 61, was appointed to our Board of Directors in December 2009. Mr. Berclaz’s term as a director of Birks & Mayors expires in 2010. He has been a member of the board of directors of Mayors since November 2005. He has 35 years of experience in project management and industrial projects financing worldwide and held several executive positions for international Geneva-based companies. He served on boards of public and private companies both in Europe and in the U.S. He is Chairman of the Supervisory Board of Directors of Montrovest B.V. and a Director of Gestofi S.A.

Emily Berlin, age 63, has been a member of our Board of Directors since November 2005. Ms. Berlin’s term as a director of Birks & Mayors expires in 2010. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005. She has also been a Senior Managing Director of Helm Holdings International since 2001, which is a member of a diversified privately owned group of companies operating principally in Central and South America where she focuses principally on the banking and energy sectors. She also currently serves on the boards of directors of a number of the Helm group of companies as well as on the board of the International Women’s Forum Florida. From 1974 to 2000, she was a member of the law firm Shearman & Sterling, becoming a partner in 1981.

Shirley A. Dawe, age 63, has been a member of our Board of Directors since 1999. Ms. Dawe’s term as a director of Birks & Mayors expires in 2010. She is also a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management consulting company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the boards of directors of numerous public and private companies in Canada and the U.S. She currently serves on the boards of directors of National Bank of Canada, The Bon-Ton Stores, Inc. and the International Women’s Forum Canada.

Elizabeth M. Eveillard, age 63, has been a member of our Board of Directors since November 2005. Ms. Eveillard’s term as a director of Birks & Mayors expires in 2010. She was a member of the board of directors of Mayors from August 2002 until November 14, 2005 and is an independent consultant with over 30 years of experience in the investment banking industry. From 2000 to 2003, she was a consultant and Senior Managing Director, Retailing and Apparel Group, Bear, Stearns & Co., Inc. From 1988 to 2000, she served as Managing Director and Head of the Retailing Group, PaineWebber Incorporated. From 1972 to 1988 she held various positions at Lehman Brothers, including Managing Director in the Merchandising Group. She serves on the board of Retail Ventures, Inc. and is also a member of its compensation and audit committees.

Ann Spector Lieff, age 58, has been a member of our Board of Directors since November 2005. Ms. Lieff’s term as a director of Birks & Mayors expires in 2010. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005 and is the founder of The Lieff Company, established in 1998, which is a Miami-based consulting group specializing in Chief Executive Officer mentoring, leadership development, corporate strategies to assist and expand organizations in the management of their business practices, and advisory services to corporate boards. She was Chief Executive Officer of SPEC’s Music from 1980 until 1998. Ms. Lieff currently serves on the board of directors of Herzfeld Caribbean Basin Fund, Hastings Entertainment, Inc and Furniture Brands International, Inc and is also a member of the audit committee of Furniture Brands International, Inc.

Peter R. O’Brien, age 64, has been a director of Birks & Mayors since 1993. Mr. O’Brien’s term as a director of Birks & Mayors expires in 2010. He is a self-employed corporate and commercial lawyer and a corporate director. He is ‘Director-in-Residence’ at the John Molson School of Business at Concordia University in Montréal, Canada. Mr. O’Brien is a Director and Chairman of the MAB-Mackay Foundation and Director and Honorary Secretary of the Canadian Guild of Crafts, a director of Technoparc Montreal and a director of the Institute for Governance of Private & Public Organizations. He was the founding Chairman of the Canadian Irish Studies Foundation, is a past-Chairman of the Montréal General Hospital Foundation and past-Chairman of the McGill University Health Centre Foundation.

Louis L. Roquet, age 67, has been a director of Birks & Mayors since August 8, 2007. Mr. Roquet’s term as a director of Birks & Mayors expires in 2010. Mr. Roquet has served as General Manager of the City of Montréal since January 2010. From April 2004 to October 2009, Mr. Roquet served as President and Chief Operating Officer of Desjardins Venture Capital and was responsible for managing Desjardins’ venture capital funds together with those of Capital Regional and Cooperatif Desjardins, a publicly-traded company established in

2001 with an authorized capitalization of $1.0 billion. From 2002 to 2004, Mr. Roquet served as President and General Manager of Societe des alcools du Quebec (“SAQ”), Quebec’s Liquor Board. Prior to 2002, he held the title of President and Chief Executive Officer of Investissement Quebec, Secretary General of the City of Montréal and General Manager of Montréal Urban Community. He also serves as a director of numerous non-profit organizations.

Other Executive Officers

Joseph A. Keifer, III, age 58, is our Executive Vice President & Chief Operating Officer having previously held such position at Mayors. Prior to joining Mayors, Mr. Keifer held the position of Vice President, Merchandising for Birks from 1998 to 2002. From 1993 to 1997, Mr. Keifer was the Senior Vice President of Fine Jewelry Merchandise for Montgomery Ward. Prior to that, Mr. Keifer spent 21 years with Zale Corporation during which he held various positions, including Senior Vice President of Company Operations and President of the Bailey Banks & Biddle division.

Michael Rabinovitch, age 40, is our Senior Vice President & Chief Financial Officer and has been with Birks & Mayors since August 2005. Prior to joining Birks & Mayors, Mr. Rabinovitch had been Vice President of Finance of Claire’s Stores, Inc. since 1999. Before joining Claire’s Stores, Inc., Mr. Rabinovitch was Vice President of Accounting & Corporate Controller at an equipment leasing company. Mr. Rabinovitch spent five years with Price Waterhouse LLP, most recently as Senior Auditor. Mr. Rabinovitch is a licensed CPA and a member of the American Institute of Certified Public Accountants.

Aida Alvarez, age 47, is our Senior Vice President, Merchandising and held the position of Vice President Merchandising at Mayors since February 2001. From August 1989 to February 2001, Ms. Alvarez served as General Merchandise Manager, Divisional Merchandise Manager and Head Watch Buyer for Mayors. Prior to joining Mayors in August 1989, Ms. Alvarez worked for Zale Corporation as a Group Store Manager from 1987 to 1989.

John C. Orrico, age 53, is our Senior Vice President & Chief Supply Chain Officer and has been with Birks & Mayors since September 2003. Mr. Orrico is responsible for Manufacturing, Diamond Procurement, Product Development and Distribution, as well as the Wholesale and E-Commerce channels, Corporate Sales and Gold Exchange. Before joining Birks & Mayors and Mayors, Mr. Orrico was Group Vice President, Merchandising Supply Chain Operations at Tiffany & Co. Mr. Orrico spent 14 years at Tiffany & Co. where he developed its manufacturing and supply chain strategies and oversaw its operations.

Albert J. Rahm, II, age 56, has been our Senior Vice President, Retail Store Operations since April 2007. Prior to joining us, Mr. Rahm was the President of C.D. Peacock, a jewelry retail in Chicago from March 2006 until April 2007 and prior to that was Vice President, Retail Store Operations for Mayors since 1991 and for Birks since 2005 until March 2006. Prior to joining Mayors in 1991, Mr. Rahm owned and operated three retail jewelry stores for a fourteen-year period in Shreveport, Louisiana.

Hélène Messier, age 50, has been our Senior Vice President, Human Resources since November 2007 and prior thereto was our Vice-President, Human Resources since November 2000 when she joined Birks. Prior to joining Birks, she was Assistant General Manager of the Federation des Producteurs de Lait du Québec from November 1997 to November 2000. From 1982 to 1997, she held various management positions both in operations and human resources with Bell Canada.

Miranda Melfi, age, 46, has been our Group Vice President, Legal Affairs and Corporate Secretary since April 2006. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

COMPENSATION OF DIRECTORS AND OFFICERS

Director Compensation

During fiscal 2010, each director who was not an employee of the Company received an annual fee of $22,500 for serving on our Board of Directors and $1,350 for each Board meeting attended in person. The chairperson of each of the audit committee, compensation committee and corporate governance committee received an additional annual fee of $9,000, $7,200 and $4,500, respectively. The chairperson of any special independent committee of directors that may be established from time to time is entitled to receive $9,000 for his or her service and the other members of the committee are each entitled to receive $4,500 for their service on such committee. The aforementioned fees reflect a 10% decrease in accordance with the Company’s salary reduction program. Each director who is not an employee of the Company is entitled to receive a grant of 1,000 stock appreciation rights on April 1 of each year. The 1,000 stock appreciation rights to directors have not been granted for the past two years. All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

Executive Compensation

We are a “foreign private issuer” under U.S. securities laws and not a reporting issuer under Canadian securities laws and are therefore not required to publicly disclose detailed individual information about executive compensation in our home jurisdiction. However, the executive compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers are detailed in our Management Proxy Circular as such document is referred to below. Under the Canada Business Corporations Act, being the statute under which we were incorporated, we are only required to provide certain information on aggregate executive compensation. The aggregate compensation paid by us to our eight executive officers in fiscal 2010 was approximately $3,020,367 (annual salary) which reflects a 10% decrease in annual salary in accordance with the Company’s salary reduction program.

The summary compensation table regarding our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers and the option/SAR grants and exercise of options tables in our Management Proxy Circular will be filed on Form 6-K with the SEC in connection with our 2010 Annual Meeting of Shareholders.

Birks & Mayors Incentive Plans

Long-Term Incentive Plan

In 2006, Birks & Mayors adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks & Mayors’ business. As of May 31, 2010, there were 28,310 cash-based stock appreciation rights that were granted to members of the Company’s Board of Directors under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $6.61.

In general, the Long-Term Incentive Plan is administered by Birks & Mayors’ Board of Directors or a committee designated by the Board of Directors. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The selection of the grantees and the nature and size of grants and awards are wholly within the discretion of the administrator. The Long-Term Incentive Plan provides for the grant of incentive stock options that qualify under Section 422 of the Code and non-statutory options, stock appreciation rights, restricted stock awards, restricted stock units and performance unit or share awards, as such terms are defined in the Long-Term Incentive Plan.

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

We cannot issue Class A voting shares or awards under the Long-Term Incentive Plan if such issuance, when combined with the Class A voting shares issuable under any of our other equity incentive award plans and all other Class A voting shares issuable under the Long-Term Incentive Plan would exceed 1,304,025 Class A voting shares, unless the issuance of such shares or awards in excess of this limit is approved by the shareholders of the Company. However, this limit shall not restrict the Company to issue awards under the Long-Term Incentive Plan that are payable other than in shares, including cash-settled stock appreciation rights.

In the event of a change in control of Birks & Mayors, the administrator, at its sole discretion, may determine that all outstanding awards shall become fully and immediately exercisable and vested. In the event of dissolution or liquidation of Birks & Mayors, the administrator may, at its sole discretion, declare that any stock option or stock appreciation right shall terminate as of a date fixed by the administrator and give the grantee the right to exercise such option or stock option right.

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

Employee Stock Purchase Plan

In 2006, Birks & Mayors adopted an Employee Stock Purchase Plan (“ESPP”), which was approved in February 2006. The ESPP permits eligible employees, which do not include executives of Birks & Mayors Inc., to purchase our Class A voting shares from Birks & Mayors at 85% of their fair market value through regular payroll deductions. A total of 100,000 shares of our Class A voting shares are reserved for issuance under the ESPP. As of May 31, 2010, 99,995 shares have been issued under the ESPP and no additional shares will be issued under this plan.

Birks Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of our business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of May 31, 2010, there were 11,734 Class A voting shares underlying options granted under the Birks ESOP following the Offer to Amend (as described below). The options outstanding under the Birks ESOP have a weighted average exercise price of $2.22.

Mayors Equity-Incentive Plans

1991 Stock Option Plan and Long-Term Incentive Plan

The Company has outstanding employee stock options and SARs issued to employees and members of the Board of Directors of Mayors under the 1991 Stock Option Plan (“the 1991 Plan”) and the Long-Term Incentive Plan (the “Mayor’s LTIP”) approved by the former Board of Directors of Mayors. Under these plans, the option price was required to equal the market price of the stock on the date of the grant or in the case of an individual who owned 10% or more of the common stock of Mayors, the minimum price was to be set at 110% of the market price at the time of issuance. Options granted under these programs generally became exercisable from six months to three years after the date of grant, provided that the individual was continuously employed by Mayors, or in the case of directors, remained on the Board of Directors. All options generally expired no more than ten years after the date of grant. No further awards will be granted under these plans. However, these plans will remain effective until the outstanding awards issued under the plans terminate or expire by their terms. As of May 31, 2010, there were 21,737 and 229,405 voting shares underlying awards granted under the Mayor’s LTIP and the 1991 Plan, respectively following the Offer to Amend (as described below). The awards outstanding under the Mayor’s LTIP and the 1991 Plan have a weighted average exercise price of $1.00 and $7.95, respectively.

Stock Option Amendments

The Company has entered into an Amendment to Employment Agreement with Mr. Thomas Andruskevich, the Company’s Chief Executive Officer, dated March 16, 2010, to cancel the outstanding options to purchase 509,121 Class A voting shares referenced in his employment agreement, dated April 16, 2008, including the anti-dilutive feature thereunder. In addition, the Company entered into an Amendment to Employment Agreement with Mr. Andruskevich dated March 16, 2010 (the “Amendment”), granting a new stock option providing Mr. Andruskevich the right to purchase 242,944 Class A voting shares at an exercise price equal to US$1.00. The Amendment also provides that in the event of a going-private transaction, the new option will remain outstanding and will be exercisable for a cash payment instead of Class A voting shares.

The Company also entered into an Amendment to the Stock Appreciation Rights Agreement with Mr. Andruskevich dated March 16, 2010 and an Amendment to the Stock Appreciation Rights Agreement with Mr. Michael Rabinovitch, the Company’s Chief Financial Officer, dated March 16, 2010, relating to the amendment of certain outstanding stock appreciation rights held by such individuals. The amended stock appreciation rights have the same terms as the existing stock appreciation rights except that there has been a reduction in the exercise price, a reduction in the number of Class A voting shares that are subject to the amended stock appreciation rights, a new ten year term and certain new provisions relating to a change in control, a liquidation or dissolution and a going-private transaction of the Company.

On March 18, 2010, the Company filed with the SEC a Tender Offer Statement on Schedule TO which included therein an “Offer to Amend Certain Outstanding Options” (the “Offer to Amend”), the whole relating to an offer by the Company to its current employees and subsidiaries’ employees to amend certain of their outstanding options to purchase the Company’s Class A voting shares. Only options granted under the Henry Birks & Sons Inc. Employee Stock Option Plan effective as of May 1, 1997 and amended as of June 20, 2000 and Mayor’s Jewelers, Inc. 1991 Amended Stock Option Plan, with an exercise price per share greater than $4.00 (in the currency in which such option was granted) that remained outstanding as of the expiration of the offer on April 16, 2010, were eligible to be amended in the offer. Pursuant to the Offer to Amend, the Company received, as of April 16, 2010, tendered eligible stock options covering 85,786 shares of its Class A voting shares and provided amended options to purchase up to 12,077 shares of the Company’s Class A voting shares, thereby reducing the number of shares issuable upon exercise of outstanding options by 73,709 shares. The amended stock options have exactly the same terms as the eligible stock options, but they are exercisable for a lesser number of Class A voting shares, they have a new exercise price of $1.05 per share, a new ten-year term, and different terms in the event of a change in control, going-private transaction, or a liquidation or dissolution of the Company, as described in the Offer to Amend.

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

During fiscal 2010, our Board of Directors held a total of nine board of directors meetings and twenty-two committee meetings. During such period, five out of the current nine directors attended 100% of the meetings of the Board of Directors, three directors attended 89% of the Board meetings and one director attended 67% of the Board meetings.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. During fiscal 2010, our Board of Directors was composed of the following four main committees. The Board of Directors may from time to time also create special committees of the Board as needed.

1. Audit Committee. We have a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. During fiscal 2010, the audit committee held four meetings and all members of the audit committee attended these meetings during such period except for one member who attended 75% of the meetings. During fiscal 2010, the audit committee was comprised of Louis Roquet (Chair), Emily Berlin and Ann Spector Lieff, each of whom was financially literate and an independent, non-employee director of Birks & Mayors. Effective May 31, 2009, Alain Benedetti resigned from the Board of Directors and as a member and Chair of the audit committee. On June 3, 2009, the Board of Directors appointed Louis Roquet as member and the Chair of the audit committee. We have determined that Louis Roquet is financially sophisticated and have waived the requirement for the present time under the audit committee’s charter that at least one member of the audit committee be designated as an “audit committee financial expert” as this term is defined under SEC rules. Neither the SEC nor the NYSE Amex require us to designate an “audit committee financial expert” and we have not determined that any of our current directors would qualify as such.

2. Compensation Committee. We have a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of Birks & Mayors. Certain decisions regarding compensation of certain other executive officers are reviewed by the compensation committee. During fiscal 2010, the compensation committee held seven meetings and all of the members attended these meetings during such period. During fiscal 2010, the compensation committee was comprised of Shirley Dawe (Chair), Peter O’Brien, and Ann Spector Lieff, each of whom was an independent, non-employee director of Birks & Mayors. Effective May 31, 2009, Alain Benedetti resigned from our Board of Directors and from our compensation committee.

3. Corporate Governance Committee. We have a standing corporate governance committee which has also assumed the functions of a nominating committee in accordance with the SEC rules and NYSE Amex listing requirements on nominating committees. The corporate governance committee is responsible for overseeing all aspects of our corporate governance policies. The corporate governance committee is also responsible for the oversight and review of all related party transactions and for nominating potential nominees to the Board of Directors. Our policy with regard to the consideration of any director candidates recommended by a shareholder is that we will consider such candidates and evaluate such candidates by the same process as candidates identified by the corporate governance committee. During fiscal 2010, the corporate governance committee held three meetings and all members of the corporate governance committee attended these meetings during such period except for one member who attended 67% of the committee meetings. Our corporate governance committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. Emily Berlin (Chair), Peter O’Brien, and Louis Roquet, each of whom is an independent, non-employee director of Birks & Mayors, currently constitute the corporate governance committee.

4. Executive Committee. We have a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between meetings of the Board of Directors for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in our operations, including but not limited to, the monitoring of the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. The current members of the executive committee are: Dr. Lorenzo Rossi di Montelera (Chair), Thomas A. Andruskevich, Elizabeth Eveillard and Gérald Berclaz. During fiscal 2010, the executive committee held eight meetings. All of the members of the executive committee attended these meetings during such period.

EMPLOYEES

As of March 27, 2010, we employed approximately 873 persons. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, training, retraining and developing the best people in our industry.

Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations and corporate sales. The table below sets forth headcount by category and geographic location for the periods indicated:

	Canada	U.S.	Total
As of March 27, 2010:
Administration	206	114	320
Retail	330	223	553

Total	536	337	873

As of March 28, 2009:
Administration	211	131	342
Retail	332	261	593

Total	543	392	935

As of March 29, 2008:
Administration	229	153	382
Retail	382	282	664

Total	611	435	1,046

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2010 by each executive officer and each director:

Name of Beneficial Owner	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Dr. Lorenzo Rossi di Montelera(1)	9,346	*
Thomas A. Andruskevich(2)	562,434	13.4%
Gérald Berclaz	16,667	*
Shirley A. Dawe(3)	870	*
Peter R. O’Brien(4)	7,529	*
Emily Berlin(5)	47,821	1.3%
Elizabeth Eveillard(6)	91,296	2.5%
Ann Spector Lieff(7)	8,693	*
Louis L. Roquet	—	—
Joseph A. Keifer, III(8)	102,782	2.7%
Michael Rabinovitch(9)	4,347	*
John Orrico(10)	1,869	*

*	Less than 1%.
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

(2)	Includes (a) an option to purchase 242,944 Class A voting shares which is exercisable at a price of $1.00 per share and expires either two years after termination of employment for any reason or ten years after retirement, (b) an option to purchase 130,425 Class A voting shares exercisable at a price of $3.23 per share and expires either two years after termination of employment or ten years after retirement, (c) warrants to purchase 131,209 Class A voting shares exercisable at a price of $3.34 per share and expire on August 20, 2022, (d) 17,390 SARs that are exercisable at an exercise price of $1.00 per share and expire on March 16, 2020, and (e) 40,466 Class A voting shares.
(3)	Includes 870 Class A voting shares.
(4)	Includes (a) an option to purchase 5,000 Class A voting shares which is exercisable at a price of Cdn$7.73 per share which expires on April 23, 2014, and (b) 2,529 Class A voting shares.
(5)	Includes (a) an option to purchase 869 Class A voting shares exercisable at a price of $8.98 per share, which expires January 1, 2015, and (b) 46,952 Class A voting shares.
(6)	Includes (a) options to purchase 1,738 Class A voting shares exercisable at prices raging from $7.14 to $8.98 which expire over a period from January 1, 2014 to January 1, 2015, (b) 2,608 Class A voting shares held directly, and (c) 86,950 Class A voting shares owned by her husband.
(7)	Includes (a) options to purchase 1,738 Class A voting shares exercisable at prices ranging from $7.14 to $8.98, which expire over a period from October 1, 2012 to January 1, 2015, and (b) 6,955 Class A voting shares.
(8)	Includes (a) options to purchase 44,555 Class A voting shares of which 43,475 are exercisable at a price of Cdn$3.23 and 1,080 are exercisable at a price of $1.05 and expire on October 1, 2012 and April 16, 2020, respectively, (b) warrants to purchase 48,110 Class A voting shares exercisable at prices ranging from $3.34 to $6.21 and expire on August 20, 2022 and (c) 10,117 Class A voting shares.
(9)	Includes stock appreciation rights to purchase 4,347 Class A voting shares which are exercisable at an exercise price of $1.00 per share and expire on March 16, 2020.
(10)	Includes options to purchase 1,869 Class A voting shares which are exercisable at a price of $1.05 per share and expire on April 16, 2020.

For arrangements involving the issuance or grant of options or shares of the Company to such named executive officers, see above under heading “Executive Compensation” and Item 10. “Additional Information—Material Agreements—Employment Agreements.”

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2010 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and Class B multiple voting shares. The major shareholders listed with Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Unless otherwise indicated in the table, each of the individuals named below has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 3,672,407 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on May 31, 2010, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Annual Report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of May 31, 2010 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. For information regarding entities or persons that directly or indirectly control us, see “Item 3. Key Information—Risk Factors—Risks Related to the Company.”

Name of Beneficial Owner(1)	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Goldfish Trust(2)	7,717,970	67.8%
Rohan Private Trust Company Limited(3)	7,717,970	67.8%
Thomas A. Andruskevich(4)	562,434	13.4%
Montrovest BV(5)	7,717,970	67.8%
Prime Investments S.A.(6)	1,536,047	41.8%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.
(2)	Includes 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The shares held by Montrovest are beneficially owned by the Goldfish Trust. Dr. Rossi who is the Company’s Chairman of the Board of Directors is a director of Rohan Private Trust Company, the trustee of the Goldfish Trust, and a beneficiary of the Goldfish Trust. In certain circumstances, Dr. Rossi may be delegated the authority from the Trustee of the Goldfish Trust to vote the shares held by Montrovest.
(3)	Trustee of the Goldfish Trust. Includes (a) 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest.
(4)	Includes (a) options and SARs to purchase 390,759 Class A voting shares, (b) warrants to purchase 131,209 Class A voting shares, and (c) 40,466 Class A voting shares.
(5)	Comprised of 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest.
(6)	The Company has been advised that Deutsche Bank International Trust Co. Limited, as Trustee of Pine Trust and The Beech Settlement, exercises voting and investment control over the securities held of record by Prime Investments S.A.

RELATED PARTY TRANSACTIONS

Diamond Supply Agreements

On August 15, 2002, Birks entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments S.A., a related party, is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2010, Birks purchased approximately $2.1 million of diamonds and finished goods from Prime Investments S.A. and related parties. Prime Investments S.A. beneficially owns 41.8% of the outstanding Class A voting shares of Birks & Mayors.

Management Consulting Services Agreements

On February 10, 2006, our Board of Directors, approved the Company’s entering into a Management Consulting Services Agreement with Iniziativa S.A. Under the agreement, Iniziativa S.A. is to provide advisory, management and corporate services to the Company. The initial one-year term of the agreement began on April 1, 2006. The agreement may be renewed for additional one year terms by the Company. Effective January 1, 2007, the terms of the agreement were amended whereby Iniziativa is to provide advisory, management and corporate services under clearly defined project categories and as a result of the increase in value of the services, the payment for services rendered were increased to $262,500 per quarter, plus reimbursement for any out of pocket expenses up to $7,500 per quarter unless prior written consent of the Company is obtained. Additionally, the agreement was renewed for an additional one-year term, ending on March 31, 2008. The agreement was mutually extended until December 2008. One of the Company’s directors, Dr. Lorenzo Rossi di Montelera and a former Company director, Filippo Recami were affiliated with Iniziativa. Iniziativa was the controlling shareholder of the Company until it transferred the shares it held in the Company to Montrovest, its parent company, on May 31, 2007. On October 29, 2007, Iniziativa assigned the agreement, with the approval of the Company, to Montrovest. Mr. Recami was a Managing Director of Montrovest until his death in October 2009. Mr. Berclaz, one of the Company’s directors, is the Chairman of the Supervisory Board of

Directors of Montrovest. Fees paid by us to Montrovest and its predecessor, Iniziativa, were $0 in fiscal 2010 and approximately $873,000 in fiscal 2009. Our Board of Directors approved our entering into the agreement and amendment with Iniziativa in accordance with our Code of Conduct relating to related party transactions.

Management Subordination Agreement

On December 17, 2008, we entered into a management subordination agreement with Montrovest and our senior lenders whereby we are permitted, subject to applicable law and approval of our corporate governance committee, to pay Montrovest a success fee in the event that we actually receive net cash proceeds from an equity issuance in an amount greater than $5 million in the aggregate due to efforts of Montrovest to facilitate such equity issuance. Such success fee will be calculated as follows: (i) 7% of the net cash proceeds of such equity issuance in an amount greater than $5 million received by us to be paid upon receipt thereof by us; and (ii) in the event that the net cash proceeds from such equity issuance is an amount greater than $10 million, then in addition to the 7% fee, a monthly management fee of $25,000 continuing through December 30, 2012; provided that such fees shall not exceed in the aggregate $800,000 per year.

Arrangements with Directors

We retain Pheidias Project Management and Oberti Architectural & Urban Design for project management and architectural services. Pheidias Project Management and Oberti Architectural & Urban Design have been involved in almost all renovations and our new stores since 1993, as well as in the renovation of our executive offices. The principal of Pheidias Project Management and Oberti Architectural & Urban Design is the spouse of Margherita Oberti, one of our directors, who served until the end of her term as director on September 22, 2009. Pheidias Project Management and Oberti Architectural & Urban Design, as project managers and architects, charged us approximately $93,000 for services rendered during fiscal 2010, of which $36,000 were for services rendered from March 29, 2009 to September 22, 2009, and $327,000 for services rendered during fiscal 2009.

Cash Advance Agreement

In February 2009 and May 2009, we received $2.0 million and $3.0 million, respectively, in the form of cash advances from our controlling shareholder, Montrovest, to finance our working capital needs and for general corporate purposes. These advances and any interest thereon are subordinated to the indebtedness of our existing senior credit facilities and secured term loans and are convertible into a convertible debenture or Class A voting shares in the event of a private placement or, are repayable upon demand by Montrovest subject to the conditions stipulated in our senior credit facilities. These cash advances bear interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance shall be paid to Montrovest.

Consulting Services Agreement

On June 30, 2009, our Company’s Board of Directors approved our Company entering into a consulting services agreement with Gestofi S.A. (“Gestofi”) in accordance with our Company’s Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi as the employee of Gestofi responsible for providing the consulting services related to the development of our Company’s e-commerce, new product development, wholesale business and such other services reasonably requested by our Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The Consulting Services are provided to our Company for a fee of approximately CDN$13,700 per month less any applicable taxes plus out of pocket expenses. The initial one-year term of the agreement began on August 1, 2009 and the agreement may be renewed for additional one year terms. Mr. Niccolò Rossi is the son of Dr. Rossi, our Chairman and the Chairman of Gestofi.

Leases with Ivanhoe Cambridge

In February 2010, Lorna Telfer, the wife of one of our directors, Peter O’Brien, was appointed Senior Vice President, General Counsel and Secretary of Ivanhoe Cambridge, one of our landlords in Canada. We have approximately seven out of our 64 real estate leases with Ivanhoe Cambridge. Since Ms. Telfer’s appointment, no new leases or lease amendments or renewals have been entered into with Ivanhoe Cambridge. However, we are regularly making lease payments to Ivanhoe Cambridge in accordance with leases currently in place.

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

TRADING MARKET

Effective November 15, 2005, our Class A voting shares were listed and began to trade on the NYSE Amex under the symbol “BMJ.” The following table sets forth, for all recently completed full financial years since we began trading on the NYSE Amex, the reported high and low sale prices for the Class A voting shares:

Birks & Mayors Inc. Highest/Lowest Stock Price for the Most Recent Full Financial Years

Fiscal year	Highest	Lowest
2010	$1.80	$0.26
2009	$4.33	$0.20
2008	$8.46	$3.97

The following table sets forth, for each of the most recent six months, the reported high and low sale prices for the Class A voting shares:

Birks & Mayors Inc. Highest/Lowest Stock Price for the Most Recent Six Months

Month	Highest	Lowest
January 2010	$1.24	$0.76
February 2010	$0.90	$0.61
March 2010	$1.20	$0.62
April 2010	$1.10	$0.70
May 2010	$6.20	$0.98
June 2010	$1.63	$1.16

The following table sets forth, for each quarter in fiscal 2010 and 2009 and any subsequent period, the reported high and low sale prices for the Class A voting shares:

Birks & Mayors Inc. Highest/Lowest Stock Price for Each Quarter in fiscal 2010 and 2009 and Any Subsequent Period

Subsequent Period	Highest	Lowest
Quarter ended June 2010	$6.20	$0.70

Fiscal 2010
Quarter ended March 2010	$1.24	$0.61
Quarter ended December 2009	$1.80	$0.52
Quarter ended September 2009	$0.80	$0.33
Quarter ended June 2009	$0.80	$0.26

Fiscal 2009
Quarter ended March 2009	$0.66	$0.20
Quarter ended December 2008	$1.50	$0.30
Quarter ended September 2008	$3.20	$1.50
Quarter ended June 2008	$4.33	$3.06

Item 10.	Additional Information

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

We entered into an Amendment to Employment Agreement with our Chief Executive Officer, Thomas Andruskevich, dated March 16, 2010, to cancel the outstanding options for 509,121 Class A voting shares at exercise prices ranging from CDN$6.00 to CDN$7.00 per share held by Mr. Andruskevich, including the anti-

dilutive feature, referenced in his employment agreement dated April 16, 2008. In addition, we entered into an Amendment to Employment Agreement with Mr. Andruskevich dated March 16, 2010, granting a new stock option providing Mr. Andruskevich the right to purchase 242,944 Class A voting shares at an exercise price equal to US$1.00 per share. This amendment also provides that in the event of a going-private transaction, the new option will remain outstanding and will be exercisable for a cash payment instead of Class A voting shares. The cash payment will be equal to the fair market value of the Class A voting shares on the date of exercise reduced by the exercise price applicable to such new option.

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

The agreement prohibits Mr. Andruskevich from competing with us in our business for or on behalf of any entity whose operations are located primarily in Canada, in the States of Florida or Georgia or any state or foreign country in which Birks receives at least 10% of its revenues at such time (i) during his employment, (ii) during the period immediately following a termination of employment during which or in respect to which Mr. Andruskevich continues to receive payments or has received a lump sum payment or (iii) in the event of Mr. Andruskevich’s voluntary departure, during the 12 month period immediately following the date of his departure. During the non-compete period, Mr. Andruskevich also agrees not to solicit any of our senior executives.

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

Amendments to Employment Agreements

On June 30, 2010, Mr. Andruskevich’s Birks employment agreement and Mayors employment agreement were extended on the same terms and conditions until March 31, 2012.

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

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A VOTING SHARES

The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (referred to in this Form 20-F as the Canadian Tax Act) of the ownership of our Class A voting shares, generally applicable to holders of our Class A voting shares who, for purposes of the Canadian Tax Act and at all relevant times, are not (and are not deemed to be) resident in Canada, hold our Class A voting shares as capital property, deal at arm’s length, and are not affiliated, with Birks & Mayors, and who do not use or hold (and are not deemed to use or hold) Class A voting shares in connection with carrying on business in Canada (referred to in this Form 20-F as Non-resident Holders). This discussion does not apply to holders that are insurers that carry on an insurance business in Canada and elsewhere.

This summary is based upon the current provisions of the Canadian Tax Act, the current provisions of the Canada-United States Income Tax Convention, if applicable (referred to in this Form 20-F as the Convention), all specific proposals to amend the Canadian Tax Act publicly announced by the Minister of Finance of Canada prior to the date hereof (referred to in this Form 20-F as the Tax Proposals) and the current published administrative and assessing practices of the Canada Revenue Agency. This summary assumes that the Tax Proposals will be enacted substantially as proposed and does not otherwise take into account or anticipate any change in law or administrative and assessing practices, whether by legislative, governmental or judicial action, although no assurance can be given in these respects. This summary does not take into account or consider any provincial, territorial or foreign income tax legislation or considerations. For purposes of the Canadian Tax Act, all amounts relevant in computing a Non-resident Holder’s liability under the Canadian Tax Act must be computed in Canadian dollars. Amounts denominated in a currency other than Canadian dollars (including adjusted cost base and proceeds of disposition) must be converted into Canadian dollars based on the prevailing exchange rate at the relevant time.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to Non-resident Holders of our Class A voting shares. Accordingly, Non-resident Holders of our Class A voting shares should consult their own tax advisors with respect to their particular circumstances.

Dividends on Our Class A Voting Shares

Dividends paid or credited (or deemed to have been paid or credited) on our Class A voting shares to a Non-resident Holder will be subject to Canadian withholding tax of 25% of the gross amount of those dividends (subject to reduction in accordance with an applicable income tax convention between Canada and the Non-resident Holder’s country of residence). In the case of a Non-resident Holder who is a resident of the U.S. for purposes of the Convention, is entitled to the benefits of the Convention (referred to in this Form 20-F as a U.S. Holder) and is the beneficial owner of the dividend, the rate of withholding tax will generally be reduced to 15% or, if the Non-resident Holder is a corporation that owns at least 10% of our voting shares, to 5%. Under the Convention, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in the U.S. and who are exempt from taxation in the U.S., are generally exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, Birks & Mayors would not be required to withhold tax from dividends paid or credited to the organization.

Disposition of Our Class A Voting Shares

A Non-resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by that Non-resident Holder on a disposition of a Class A voting share, unless the Class A voting share constitutes “taxable Canadian property” of the Non-resident Holder at the time of disposition and the Non-resident Holder is not entitled to relief under an applicable income tax convention between Canada and the Non-resident Holder’s country of residence. If at the time of such disposition the Class A voting shares are listed on a “designated stock exchange” (which includes the NYSE Amex), the Class A voting shares will generally not constitute taxable Canadian property of a Non-resident Holder unless at any time during the 60-month period immediately preceding the disposition the Non-resident Holder, persons with whom the Non-resident Holder does not deal at arm’s length or the Non-resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our capital stock. Where a Non-resident Holder is a U.S. Holder, the Convention will generally exempt from Canadian taxation any capital gain arising on the disposition of a Class A voting share unless the value of the Class A voting shares at the time of disposition is derived principally from real property situated in Canada. Under the Tax Proposals announced by the Minister of Finance on March 4, 2010, Class A voting shares will generally not constitute “taxable Canadian property” of a Non-resident Holder unless, during the 60-month period that ends at the time the Class A voting shares are disposed of, both (i) 25% or more of the issued shares of any class of the capital stock of the Corporation were owned by or belonged to one or any combination of the Non-resident Holder and persons with whom the Non-resident Holder did not deal at arm’s length, and (ii) more than 50% of the fair market value of the Class A voting shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties, timber resource properties and options in respect of, interests in, or civil law rights in, any such properties.

As long as Class A voting shares are listed on a “recognized stock exchange” (which includes the NYSE Amex), a Non-resident Holder who disposes of Class A voting shares that are taxable Canadian property will not be required to satisfy the obligations imposed under section 116 of the Tax Act.

DOCUMENTS ON DISPLAY

We file reports, including Annual Reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the following location of the SEC, Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings we make electronically with the SEC are also available to the public on the Internet at the SEC’s website at http://www.sec.gov.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.

Interest rate risk

Our primary market risk exposure is interest rate risk. Borrowing under the senior secured credit facility and the term loan from Investissement Québec bear interest at floating rates, which are based on LIBOR plus a fixed additional interest rate. As of March 27, 2010, we have not hedged these interest rate risks. As of March 27, 2010, we had approximately $76.7 million of floating-rate debt and an additional $13 million of debt that becomes floating rate debt if interest rates rise above a certain level. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.8 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on its Canadian dollar denominated debt and other liabilities. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of March 27, 2010, we had not hedged these foreign exchange rate risks. As of March 27, 2010, we had approximately $13.9 million of net liabilities subject to transaction foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 27, 2010, our earnings would have increased or decreased, respectively, by approximately $1.5 million. This analysis does not consider the impact of fluctuations in U.S and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. In addition to the impact on earnings, fluctuation between the U.S. and Canadian dollar exchange rates impacts the level of our borrowing availability under our secured revolving credit facility which is denominated in U.S. dollars. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 27, 2010, our borrowing availability would have increased or decreased, respectively, by approximately $2.7 million.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically platinum, gold and silver. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. If we utilize derivative financial instruments, we would be exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in those various hedging agreements, we would lose the value of a decline in the price of gold which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. For accounting purposes, the hedging agreements would not qualify to be treated as accounting hedges and, accordingly, are marked to market at the end of every quarter. No hedging contracts existed as of March 27, 2010.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15T.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 27, 2010, our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), were effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of March 27, 2010, our internal control over financial reporting was effective.

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

Our Board of Directors has designated Louis Roquet, an independent director as determined under the NYSE Amex listing standards and the federal securities laws and rules of the SEC, as a financially sophisticated person who serves on our audit committee. Our Board of Directors has decided to waive for the present time the requirements under the audit committee’s charter that at least one member of the audit committee be designated as an “audit committee financial expert,” as this term is defined under SEC rules. Neither the SEC nor the NYSE Amex requires us to designate an “audit committee financial expert” and the Board of Directors has not determined that any of its current directors would qualify as such. See “Item 6. Directors, Senior Management and Employees—Board Practices.”

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

Item 16C. Principal Accountant Fees and Services

During fiscal 2010 and fiscal 2009, we retained KPMG LLP, our independent auditors, to provide services in the following categories and amounts:

Audit Fees

The aggregate fees and expenses billed by KPMG LLP for professional services rendered for the audit of our annual financial statements was approximately $539,000 in fiscal 2010 and $535,000 in fiscal 2009.

Audit Related Fees

During fiscal 2010 and fiscal 2009, KPMG LLP provided audit-related services for a total amount of approximately $26,900 and $6,500, respectively, which primarily consisted of advisory services related to the documentation of internal controls over financial reporting and assistance with various accounting matters.

Tax Fees

During fiscal 2010 and fiscal 2009, KPMG LLP provided tax advisory services for a total amount of approximately $2,500 and $30,000, respectively.

All Other Fees

Not applicable.

Pre-Approval Policies and Procedures

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

We did not, nor did any affiliated purchaser, purchase any of our equity securities during fiscal 2010.

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

PART III

Item 19.	Exhibits

The following exhibits are part of this Annual Report on Form 20-F.

Exhibit Number	Description of Document
1.1	Articles of Amalgamation, as amended, of Birks & Mayors Inc., effective as of November 14, 2005. Incorporated by reference from Exhibit 3.2 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

1.2	By-laws of Birks & Mayors Inc., as amended, effective as of November 14, 2005. Incorporated by reference from Exhibit 3.4 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

2.1	Form of Birks Class A voting share certificate. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2	Loan Agreement between Birks and Investissement Québec (formerly Financière du Québec), dated as of February 18, 2003. Incorporated by reference from Birks and Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.3	Form of Directors and Officers Indemnity Agreement. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.4	Henry Birks & Sons Inc. Employee Stock Option Agreement, dated as of May 1, 1997, amended as of June 20, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.5	Henry Birks & Sons Inc., Form of Amended Stock Option Agreement under the 1997 Stock Option Plan. Incorporated by reference from Birks & Mayors Inc.’s Schedule TO-1 filed with the SEC on March 18, 2010.

4.6	Lease Agreement between Birks and Anglo Canadian Investments SA, dated as of December 12, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.7	Lease Agreement between Mayors and Westpoint Business Park, Ltd dated September 13, 2004. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

Exhibit Number	Description of Document
4.8	Diamond Supply Agreement between Prime Investments S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.9	Conditional Sale Agreement between Rosy Blue N.V. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.10	Conditional Sale Agreement between Rosy Blue Inc. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.11	Conditional Sale Agreement between Rosy Blue Sales Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.12	Conditional Sale Agreement between Rosy Blue Hong Kong Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.13	Conditional Sale Agreement between Rosy Blue Finance S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.14	Registration Rights Agreement between Birks and Prime Investments S.A., dated as of February 4, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.15	Employment Agreement between Mr. Thomas A. Andruskevich and Mayors effective April 1, 2008. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on June 30, 2008.

4.16	Employment Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors on April 1, 2008. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on June 30, 2008.

4.17	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors dated March 16, 2010. Incorporated by reference from Birks & Mayors Form 6-K filed on March, 17, 2010.

4.18	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors dated March 16, 2010. Incorporated by reference from Birks & Mayors Form 6-K filed on March, 17, 2010.

4.19 *	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors dated June 30, 2010.

4.20 *	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Mayors dated June 30, 2010.

Exhibit Number	Description of Document
4.21	Employment Agreement between Michael Rabinovitch and Mayors, dated as of August 1, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.22	Amended Employment Agreement between Aida Alvarez and Mayors, dated as of July 19, 2002. Incorporated by reference from Mayors Form 10-Q filed December 17, 2002.

4.23	Form of Senior Management Long-Term Cash Incentive Plan. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.24	Employment Agreement between Joseph Keifer III and Mayors, dated October 1, 2002. Incorporated by reference from Mayors Form 10-Q filed on December 17, 2002.

4.25	Employment Agreement between John Orrico and Mayors, dated September 11, 2003. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.26	Employment Agreement between Miranda Melfi and Birks & Mayors dated February 24, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.27	Revolving Credit, Tranche B Loan and Security Agreement by and between Birks & Mayors Inc., the Canadian borrower, Mayor’s Jewelers, Inc., as the United States borrower, Bank of America, N.A., GMAC Commercial Finance LLC and Back Bay Capital Funding LLC, dated as of January 19, 2006 (“Credit Agreement”). Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.28	First Amendment to the Credit Agreement dated as of November 9, 2006. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.29	Waiver and Second Amendment to the Credit Agreement dated as of November 9, 2006. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.30	Third Amendment to the Credit Agreement dated as of December 5, 2006. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.31	Modification Agreement of the Credit Facility dated as of March 31, 2007. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.32	Fourth Amendment to the Credit Agreement dated as of June 28, 2007. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on June 30, 2008.

4.33	Fifth Amendment to the Credit Agreement dated as of September 25, 2007. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on June 30, 2008.

4.34	Sixth Amendment to the Credit Agreement dated as of October 30, 2007. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on June 30, 2008.

4.35	Tranche B Note by and between Mayor’s Jewelers, Inc. and Back Bay Capital Funding LLC, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

Exhibit Number	Description of Document
4.36	U.S. Revolving Credit Note by and between Mayor’s Jewelers, Inc. and Bank of America, N.A., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.37	U.S. Revolving Credit Note by and between Mayor’s Jewelers, Inc. and GMAC Business Credit, LLC, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.38	U.S. Revolving Credit Note by and between Mayor’s Jewelers, Inc. and Lasalle Retail Finance, a Division of Lasalle Business Credit, LLC, as agent For Lasalle Bank Midwest National Association, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.39	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.40	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and GMAC Commercial Finance Corporation - Canada, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.41	Canadian Revolving Credit Note by and between Birks & Mayors Inc. and Lasalle Business Credit, a Division of ABN AMRO Bank N.V., Canada Branch, dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.42	Stock Pledge Agreement by and between Birks & Mayors Inc., Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.43	Trademark Collateral Security And Pledge Agreement by and between Birks & Mayors Inc., and its various subsidiaries, including Mayor’s Jewelers, Inc., Bank of America, N.A. and Bank of America, N.A. (acting through its Canadian branch), dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.44	Intercompany Indemnity, Subrogation and Contribution Agreement by and between Birks & Mayors Inc. and Mayor’s Jewelers, Inc., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.45	Guaranty by and between certain subsidiaries of Birks & Mayors Inc., dated as of January 19, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on January 25, 2006.

4.46	Amended and Restated Revolving Credit and Security Agreement, among Birks & Mayors Inc., Mayor’s Jewelers, Inc., Certain Financial Institutions, as Lenders, Bank of America, N.A., as Administrative Agent, Bank of America, N.A. (acting through its Canada branch), as Canadian Agent, and Banc of America Securities, LLC, as Sole Lead Arranger and Sole Book Manager, dated as of December 17, 2008 (“Credit Facility”). Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on December 22, 2008.

4.47	Term Loan and Security Agreement, among Birks & Mayors Inc., Mayor’s Jewelers, Inc., Certain Financial Institutions, as Lenders, and GB Merchant Partners, LLC, as Administrative Agent, dated as of December 17, 2008 (“Term Loan”). Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on December 22, 2008.

4.48	First Amendment and Consent to Credit Facility, dated as of January 16, 2009. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

Exhibit Number	Description of Document
4.49	Second Amendment to Credit Facility, dated as of April 30, 2009. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

4.50 *	Third Amendment and Consent to Credit Facility, dated as of July 20, 2009.

4.51 *	Fourth Amendment to Credit Facility, dated as of October 29, 2009.

4.52 *	Fifth Amendment and Consent to Credit Facility, dated as of April 6, 2010.

4.53	First Amendment to Term Loan, dated as of April 30, 2009. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

4.54 *	Second Amendment to Term Loan, dated as of July 20, 2009.

4.55 *	Third Amendment to Term Loan, dated as of October 29, 2009.

4.56 *	Fourth Amendment to Term Loan, dated as of April 6, 2010.

4.57	Management Consulting Services Agreement between Birks & Mayors Inc. and Iniziativa S.A., dated as of April 1, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on February 15, 2006.

4.58	First Amendment to Management Consulting Services Agreement between Birks & Mayors Inc. and Iniziativa S.A., dated as of December 5, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on December 22, 2006.

4.59	Assignment of the Management Consulting Services Agreement between Birks & Mayors Inc. and Montrovest B.V., dated as of October 29, 2007. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on June 30, 2008.

4.60	Mayor’s Jewelers, Inc., (f/k/a Jan Bell Marketing, Inc.) 1991 Stock Option Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed on April 26, 2006.

4.61	Mayor’s Jewelers, Inc., Form of Amended Stock Option Agreement under the 1991 Stock Option Plan. Incorporated by reference from Birks & Mayors Inc.’s Schedule TO-1 filed with the SEC on March 18, 2010.

4.62	Mayor’s Jewelers, Inc., 2004 Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed on April 26, 2006.

4.63	Birks & Mayors Inc. 2006 Employee Stock Purchase Plan. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.64	Birks & Mayors Inc. Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.65	Stock Option Agreement dated on or about November 2, 1999 between Birks & Mayors Inc. and Filippo Recami. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.66	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Peter O’Brien. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.67	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Margherita Oberti. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

Exhibit Number	Description of Document
4.68	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Lorenzo Rossi di Montelera. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.69	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Carlo Coda-Nunziante. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.70	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Joseph A. Keifer. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.71	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Marco Pasteris. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.72	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.73	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.74	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.75	Form of Stock Appreciation Rights Agreement. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.76 *	Stock Appreciation Rights Agreement between Mr. Thomas A. Andruskevich and Mayor’s Jewelers, Inc. dated August 9, 2005.

4.77	Amendment to Stock Appreciation Rights Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors dated March 16, 2010. Incorporated by reference from Birks & Mayors Form 6-K filed on March, 17, 2010.

4.78	Amendment to Stock Appreciation Rights Agreement between Michael Rabinovitch and Birks & Mayors dated March 16, 2010. Incorporated by reference from Birks & Mayors Form 6-K filed on March, 17, 2010.

4.79	Loan Agreement between Birks & Mayors Inc. and Investissement Québec, dated January 26, 2009. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

4.80	Loan Agreement between Birks & Mayors Inc. and Investissement Québec, dated February 20, 2009. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

4.81	Cash Advance Agreement between Birks & Mayors Inc. and Montrovest B.V., dated February 10, 2009. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

4.82	Cash Advance Agreement between Birks & Mayors Inc. and Montrovest B.V., dated May 21, 2009. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

Exhibit Number	Description of Document
4.83 *	Distribution Agreement between Birks & Mayors Inc., Mayors Jewelers, Inc. and Damiani International B.V., dated as of September 26, 2009. +

8.1 *	Subsidiaries of Birks & Mayors Inc.

12.1 *	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2 *	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1 *	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 *	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1 *	Consent of KPMG LLP.

*	Filed herewith.
+	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BIRKS & MAYORS INC.
Date: July 12, 2010
/s/ MICHAEL RABINOVITCH
Michael Rabinovitch,
Senior Vice President and Chief Financial Officer

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Birks & Mayors Inc.

We have audited the accompanying consolidated balance sheets of Birks & Mayors Inc. and subsidiaries as of March 27, 2010 and March 28, 2009 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended March 27, 2010, March 28, 2009 and March 29, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Birks & Mayors Inc. and subsidiaries as of March 27, 2010 and March 28, 2009 and the results of their operations and their cash flows for the years ended March 27, 2010, March 28, 2009 and March 29, 2008 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP*

Chartered Accountants

Montréal, Canada

July 12, 2010

*	CA Auditor permit no. 13381

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	As of
	March 27, 2010	March 28, 2009
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$3,403	$2,028
Accounts receivable	9,497	11,144
Inventories	143,817	155,597
Assets held for sale	924	—
Prepaids and other current assets	2,297	2,246

Total current assets	159,938	171,015
Property and equipment	28,014	30,602
Goodwill and other intangible assets	1,072	1,070
Other assets	2,710	3,444

Total non-current assets	31,796	35,116

Total assets	$191,734	$206,131

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$64,520	$85,777
Accounts payable	43,530	27,942
Accrued liabilities	7,806	6,453
Current portion of long-term debt	4,852	3,887

Total current liabilities	120,708	124,059
Long-term debt	48,872	43,745
Other long-term liabilities	3,767	3,359

Total long-term liabilities	52,639	47,104
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 3,672,407	22,282	22,282
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Class C common stock – no par value, 100,000 authorized, none issued	—	—
Preferred stock – no par value, 2,034,578 authorized, none issued	—	—
Non-voting common shares – no par value, Unlimited shares authorized, none issued	—	—
Additional paid-in capital	15,728	15,702
Accumulated deficit	(63,840)	(44,369)
Accumulated other comprehensive income	5,604	2,740

Total stockholders’ equity	18,387	34,968

Total liabilities and stockholders’ equity	$191,734	$206,131

See accompanying notes to consolidated financial statements

On behalf of the Board of Directors:

/s/ Thomas A. Andruskevich	/s/ Louis L. Roquet
Thomas A. Andruskevich, Director	Louis L. Roquet, Director

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Fiscal Year Ended
	March 27, 2010	March 28, 2009	March 29, 2008
	(In thousands, except per share amounts)
Net sales	$255,057	$270,896	$314,745
Cost of sales	150,606	155,297	168,270

Gross profit	104,451	115,599	146,475

Selling, general and administrative expenses	106,252	113,990	128,306
Impairment of goodwill and long-lived assets	1,353	13,555	—
Depreciation and amortization	5,192	6,212	6,876

Total operating expenses	112,797	133,757	135,182

Operating (loss) income	(8,346)	(18,158)	11,293
Interest and other financial costs	11,127	9,967	10,655

(Loss) income before income taxes	(19,473)	(28,125)	638
Income tax (benefit) expense	(2)	32,854	(9,795)

Net (loss) income	$(19,471)	$(60,979)	$10,433

Weighted average common shares outstanding
Basic	11,390	11,339	11,263
Diluted	11,390	11,339	11,720
Net (loss) income per share
Basic	$(1.71)	$(5.38)	$0.93
Diluted	$(1.71)	$(5.38)	$0.89

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

	Voting common stock outstanding	Voting common stock	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance at March 31, 2007	11,233,969	$60,569	$15,652	$6,177	$(901)	$81,497
Net Income	—	—	—	10,433	—	10,433
Cumulative translation adjustment	—	—	—	—	651	651

Total comprehensive income	—	—	—	—	—	11,084
Issuance of shares under ESPP and exercise of stock options	46,166	244	—	—	—	244
Compensation expense resulting from SARS granted to Management and Directors	—	—	47	—	—	47

Balance at March 29, 2008	11,280,135	60,813	15,699	16,610	(250)	92,872

Net loss	—	—	—	(60,979)	—	(60,979)
Cumulative translation adjustment	—	—	—	—	2,990	2,990

Total comprehensive loss	—	—	—	—	—	(57,989)
Issuance of shares under ESPP and exercise of stock options	110,242	82	—	—	—	82
Compensation expense resulting from SARS granted to Management and Directors	—	—	3	—	—	3

Balance at March 28, 2009	11,390,377	60,895	15,702	(44,369)	2,740	34,968

Net loss	—	—	—	(19,471)	—	(19,471)
Cumulative translation adjustment	—	—	—	—	2,864	2,864

Total comprehensive loss	—	—	—	—	—	(16,607)
Compensation expense resulting from SARS granted to Directors	—	—	1	—	—	1
Compensation expense resulting from amendment of previously granted SARS and stock options to Management	—	—	25	—	—	25

Balance at March 27, 2010	11,390,377	$60,895	$15,728	$(63,840)	$5,604	$18,387

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 27, 2010	March 28, 2009	March 29, 2008
	(In thousands)
Cash flows provided by (used in) operating activities:
Net (loss) income	$(19,471)	$(60,979)	$10,433
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Deferred income taxes	—	32,854	(9,795)
Depreciation and amortization	5,922	7,054	7,805
Amortization of debt costs	1,615	797	309
Goodwill impairment	—	11,208	—
Impairment of long-lived assets	1,353	2,347	—
Other operating activities, net	(593)	(838)	(840)
Decrease (increase) in:
Accounts receivable	2,188	(532)	1,788
Inventories	24,692	11,312	(4,450)
Other current assets	531	2,376	875
Increase (decrease) in:
Accounts payable	12,321	(6,101)	6,929
Accrued liabilities and other long-term liabilities	637	471	(1,871)

Net cash provided by (used in) operating activities	29,195	(31)	11,183

Cash flows (used in) provided by investing activities:
Additions to property and equipment	(1,725)	(4,939)	(9,402)
Other investing activities, net	86	(63)	(54)
Acquisitions	—	—	(7,025)

Net cash used in investing activities	(1,639)	(5,002)	(16,481)

Cash flows (used in) provided by financing activities:
(Decrease) increase in bank indebtedness	(26,529)	(16,311)	2,424
Repayment of obligations under capital leases	(1,724)	(2,007)	(1,252)
Increase in obligations under capital leases	—	2,899	4,946
Payment of loan origination fees and costs	(110)	(3,595)	(338)
Repayment of long-term debt	(2,439)	(946)	(672)
Increase in long-term debt	4,328	23,973	—
Other financing activities	53	97	209

Net cash (used in) provided by financing activities	(26,421)	4,110	5,317
Effect of exchange rate on cash	240	(219)	175

Net increase (decrease) in cash and cash equivalents	1,375	(1,142)	194
Cash and cash equivalents, beginning of year	2,028	3,170	2,976

Cash and cash equivalents, end of year	$3,403	$2,028	$3,170

Supplemental disclosure of cash flow information:
Interest paid	$10,106	$9,828	$10,846
Non-cash transactions:
Property and equipment additions acquired through capital leases	$75	$—	$—
Property and equipment additions included in accounts payable and accrued liabilities	$197	$209	$635

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

Birks & Mayors Inc. (“Birks & Mayors”) or (“Birks”) or (“the Company”) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the design, manufacture and retail sale of luxury jewelry, timepieces and giftware. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal years ended March 27, 2010, March 28, 2009, and March 29, 2008 include fifty-two weeks.

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

Future operations

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The difficult economic environment and retail environment, especially in Florida (where the Company derives a significant portion of its revenues), have negatively impacted not only the Company’s operating performance, but its availability to sources of financing to fund its operations and its cost of capital. The Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependant upon its ability to maintain positive excess availability under its senior secured revolving credit facilities. Both its senior secured revolving credit facility lender and its senior secured term loan lender may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral.

There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility lender may impose using reasonable discretion, however, the Company’s senior secured term loan lender’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the senior secured credit facility availability. While no discretionary reserves were imposed during fiscal 2010, during the prior fiscal year, from February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million. While the Company’s senior secured revolving credit facility

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008 lender has not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

Another factor impacting the Company’s excess availability includes, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. Furthermore, a $15 million, a $7.5 million and a $2.5 million seasonal availability block is imposed by the senior secured revolving credit facility lender and the senior secured term loan lender each year from December 20th to January 20th, from January 21st to February 10th and from February 11th to February 20th, respectively, and both the Company’s senior secured revolving credit facility and its senior secured term loan are subject to cross default provisions with all other loans, by which if the Company is in default with any other loan the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

The Company intends to renew its senior secured revolving credit facility before its maturity in December 2011. If the Company is not able to renew the senior secured revolving credit facility at similar conditions, there could be a material impact to the Company’s consolidated financial statements. Considering current market conditions, the Company’s management expects to renew its revolving term loan, with terms and conditions that will not have a material negative impact on its consolidated financial statements.

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for the next twelve months. This determination, however, could be impacted by economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control. If any of the factors or events described previously result in operating performance being significantly lower than currently forecasted or if the Company’s senior lenders impose additional restrictions on its ability to borrow on the Company’s collateral, there could be significant uncertainty about the Company’s ability to continue as a going-concern, and its capacity to realize the carrying value of its assets and repay its existing and future obligations as they generally become due without additional financing which may not be available. These financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate.

2.	Acquisition:

On November 13, 2007, the Company acquired the net assets of Brinkhaus, a privately-owned jewelry company that operated two stores in Western Canada for cash and notes of approximately $13.0 million. In connection with the transaction, the Company made an initial payment of $7.0 million which was funded through its senior secured credit facility with the remaining purchase price payable in three subsequent installments of $1.7 million, in June 2009, April 2010 and April 2011. The acquisition has been accounted for as a business combination using the purchase method of accounting, with the results of Brinkhaus operations combined with the Company’s results of operations from the purchase date.

3.	Significant accounting policies:

(a)	Revenue recognition:

Sales are recognized at the point of sale when merchandise is picked up by the customer or shipped to a customer. Shipping and handling fees billed to customers are included in net sales. Revenues for gift

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008 certificate sales and store credits are recognized upon redemption. Prior to recognition as a sale, gift certificates are recorded as accrued liabilities on the balance sheet. Certificates outstanding for more than 24 months and not subject to unclaimed property laws are recorded as income. Certificates outstanding for more than 24 months and subject to unclaimed property laws are maintained as accrued liabilities until remitted in accordance with local ordinances.

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

Cost of sales includes direct inbound freight, direct labor related to repair services, design and creative, the jewelry studio, inventory shrink, inventory thefts, and boxes (jewelry, watch and giftware). Indirect freight including inter-store transfers, purchasing and receiving costs, distribution costs, warehousing costs and quality control costs are included in selling, general and administrative expenses. Purchase discounts are recorded as a reduction of inventory cost and are recorded to cost of sales as the items are sold. Mark down dollars received from vendors are recorded as a reduction of inventory costs to the specific items to which they apply and are recognized in cost of sales once the items are sold. Other vendor allowances, primarily related to the achievement of certain milestones, are infrequent and insignificant and are recognized upon achievement of the specified milestone in cost of sales. Included in cost of sales is depreciation related to manufacturing machinery, equipment and facilities of $730,000, $842,000 and $929,000 for the years ended March 27, 2010, March 28, 2009 and March 29, 2008, respectively.

(c)	Cash and cash equivalents:

The Company considers all highly liquid investments purchased with original maturities of three months or less and amounts receivable from external credit card issuers to be cash equivalents. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $1.8 million at March 27, 2010 and $1.2 million at March 28, 2009.

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

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

(e)	Inventories:

Retail inventories and inventories of raw materials are valued at the lower of average cost or market. Inventories of work in progress and Company manufactured finished goods are valued at the lower of average cost (which includes material, labor and overhead costs) or market. The Company records provisions for lower of cost or market, damaged goods, and slow-moving inventory. The cost of inbound freight and duties are included in the carrying value of the inventories.

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

(f)	Assets held for sale:

Assets held for sale represent assets owned by the Company that management has committed to sell in the near term. The Company has either identified or is actively seeking out potential buyers for these assets as of the balance sheet date. As of March 27, 2010, assets included in this line item were comprised of the Company’s manufacturing facility and land in Rhode Island. Assets held for sale are valued at the lower of their carry value or fair value less cost to sell. The capital lease liability associated with this facility has been included in the current portion of long-term debt on the balance sheet.

(g)	Property and equipment:

Property and equipment are recorded at cost. Maintenance and repair costs are charged to selling, general and administrative expenses as incurred, while expenditures for major renewals and improvements are capitalized. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the assets as follows:

Asset	Period
Buildings	Lesser of term of the lease or the economic life
Leasehold improvements	Lesser of term of the lease or the economic life
Software and electronic equipment	3 - 10 years
Molds	3 - 20 years
Furniture and fixtures	5 - 8 years
Equipment and vehicles	3 - 8 years

(h)	Goodwill and intangible assets:

Goodwill is not amortized but is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The Company has selected the Company’s fiscal year-end as the measurement date for the impairment test, which was performed at the end of fiscal 2008 and the goodwill amount was not considered impaired. During the third quarter of fiscal 2009 and due to a combination of factors, including a significant decline in the Company’s stock price and its impact on the

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

Company’s market capitalization as compared to its net book value, as well as the impact of economic downturn on customer demand especially during the holiday season, illiquidity in the overall credit markets and continued forecasted declines in customer demand in the luxury retail market, the Company performed a two-step impairment analysis which required the Company to estimate the fair value of its retail reporting unit based upon its projection of revenues, operating costs, and cash flows considering historical and anticipated future results. The valuation employs a combination of present value techniques to measure fair value and considers market factors. The key assumptions used to determine the fair value of our reporting units were: (a) expected cash flow for a period of five years; (b) terminal values based upon terminal growth rate of 3%; and (c) a discount rate of 11% which was based on the Company’s best estimate during the period of the weighted average cost of capital adjusted for risks associated with its retail reporting unit. Based on its analysis, the Company determined that the entire carrying amount of the goodwill recorded on its books was impaired and therefore, the Company recognized an $11.2 million impairment charge during the third quarter of fiscal 2009. Goodwill was $11.9 million at March 29, 2008 all of which was allocated to the Company’s retail segment. The changes in the carrying amount of goodwill for the year ended March 28, 2009 and March 27, 2010, is as follows (in thousands):

Carrying amount as of March 29, 2008	$11,936
Non-cash impairment charge	(11,208)
Foreign currency exchange rate changes	(728)

Carrying amount as of March 28, 2009 and March 27, 2010	$—

Trademarks and tradenames are being amortized using the straight-line method over a period of 15 to 20 years. The Company had $1.5 million and $1.4 million of unamortized intangible assets at March 27, 2010 and March 28, 2009, respectively. The Company had $0.4 million and $0.3 million of accumulated amortization of intangibles at March 27, 2010 and March 28, 2009, respectively.

(i)	Deferred financing costs:

The Company amortizes deferred financing costs incurred in connection with its financing agreements using the effective interest method over the related period of the financing. Such deferred costs are included in other assets in the accompanying consolidated balance sheets.

(j)	Warranty accrual:

The Company generally provides warranties on its jewelry and watches for periods extending up to three years and has a battery replacement policy for its private label watches. The Company accrues a liability based on its historical repair costs for such warranties.

(k)	Income taxes:

The Company accounts for income taxes in accordance with U.S. GAAP. Under U.S. GAAP, deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial statement reporting purposes and the bases for income tax purposes, and (b) operating losses and tax credit carryforwards. Deferred income tax assets are evaluated and, if realization is not considered to be more-likely-than-not, a valuation allowance is provided (see note 10(a) to the Company’s Consolidated Financial Statements).

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

(l)	Foreign exchange:

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date. Other balance sheet items denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Gains (losses) on foreign exchange of $1.5 million, $(788,000) and $(248,000) are recorded in cost of goods sold for the years ended March 27, 2010, March 28, 2009 and March 29, 2008, respectively and a $672,000 gain on foreign exchange recorded in interest and other financial costs related to U.S. dollar denominated debt of the Company’s Canadian operation for the year ended March 27, 2010. There were no foreign exchange gains or losses associated with U.S. dollar denominated debt in the years ended March 28, 2009 and March 29, 2008.

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

(m)	Asset impairment:

The Company periodically reviews the estimated useful lives of its depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Measurement of an impairment loss for such long-lived assets would be based on the difference between the carrying value and the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. During fiscal 2010 and 2009, the Company evaluated its long-lived assets for potential impairment in accordance with U.S. GAAP. The evaluation resulted in the determination that the carrying value of long-lived assets, primarily leasehold improvements at certain of the Company’s U.S. retail stores and one if its manufacturing facilities in the U.S. would likely not be recovered through estimated future cash flows, considering assumptions regarding the expected lives of those assets. As a result, the Company recorded impairment charges of $0.9 million and $2.3 million in fiscal 2010 and 2009, respectively, to reduce the carrying value of these assets to their estimated fair value. During fiscal 2010, the Company also evaluated the carrying value of assets held for sale to determine if, based on market conditions, the value of these assets should be adjusted. Based on recent offers to purchase and third-party real estate valuation sources, the Company determined that the carrying value of these assets were higher than the estimated market value less selling costs. Accordingly, the Company recorded an impairment charge of $0.5 million during fiscal 2010.

(n)	Advertising and marketing costs:

Advertising and marketing costs are generally charged to expense as incurred. However, certain expenses such as those related to catalogs are expensed at the time such catalogs are shipped to recipients. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses and amounted to $2.5 million, $3.6 million and $3.4 million in the years ended March 27, 2010, March 28, 2009 and March 29, 2008, respectively. Advertising and marketing expense, net of vendor cooperative advertising allowances, amounted to $9.5 million, $10.5

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008 million and $15.1 million in the years ended March 27, 2010, March 28, 2009 and March 29, 2008, respectively.

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

The following table sets forth the computation of basic and diluted earnings per common share for the years ended March 27, 2010, March 28, 2009 and March 29, 2008:

	Fiscal Year Ended
	March 27, 2010	March 28, 2009	March 29, 2008
	(In thousands, except per share data)
Basic (loss) earnings per common share computation:
Numerator:
Net (loss) income	$(19,471)	$(60,979)	$10,433
Denominator:
Weighted-average common shares outstanding	11,390	11,339	11,263
(Loss) Earnings per common share	$(1.71)	$(5.38)	$0.93
Diluted (loss) earnings per common share computation:
Numerator:
Net (loss) income	$(19,471)	$(60,979)	$10,433
Denominator:
Weighted-average common shares outstanding	11,390	11,339	11,263
Dilutive effect of stock options, warrants and stock appreciation rights (SARs)	—	—	457

Weighted-average common shares outstanding—diluted	11,390	11,339	11,720
Diluted (loss) earnings per common share	$(1.71)	$(5.38)	$0.89

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

For the year ended March 27, 2010, the effect from the assumed exercise of 676,454 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants, and 21,737 shares underlying outstanding stock appreciation rights were excluded from the computation of net income per diluted share due to their antidilutive effect. For the year ended March 28, 2009, the effect from the assumed exercise of 1,013,000 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants, and 113,034 shares underlying outstanding stock appreciation rights were excluded from the computation of net income per diluted share due to their antidilutive effect. For the year ended March 29, 2008, 79,000 of stock options were not included in the above computation of diluted earnings per common share because such amounts would have had an antidilutive effect.

(r)	Commodity and currency risk:

The Company has exposure to market risk related to gold, silver, platinum and diamond purchases and foreign exchange risk. The Company may periodically enter into gold futures contracts to economically hedge a portion of these risks. At March 27, 2010 and March 28, 2009, there were no contracts outstanding.

(s)	Recent Accounting Pronouncements:

In September 2006, new accounting guidance was issued by the Financial Accounting Standards Board (“FASB”) which establishes a framework for measuring fair value of assets and liabilities and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this new guidance relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The guidance was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred the implementation of the provisions relating to nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The Company adopted the remaining provisions on March 29, 2009. The adoption of the remaining provisions did not have a material effect on the Company’s financial position or earnings.

In December 2007, the FASB issued new guidance which requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company’s equity. It also requires the amount of consolidated net earnings attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of earnings; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. The Company adopted the new requirements on March 29, 2009 and they did not have a material effect on the Company’s financial position or earnings.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

4.	Accounts receivable:

Accounts receivable at March 27, 2010 and March 28, 2009 consist of the following:

	As of
	March 27, 2010	March 28, 2009
	(In thousands)
Customer trade receivables	$6,920	$7,916
Other receivables	2,577	3,228

	$9,497	$11,144

Continuity of the allowance for doubtful accounts is as follows (in thousands):

Balance March 31, 2007	$918
Additional provision recorded	444
Net write-offs	(171)

Balance March 29, 2008	1,191
Additional provision recorded	851
Net write-offs	(253)

Balance March 28, 2009	1,789
Additional provision recorded	1,143
Net write-offs	(414)

Balance March 27, 2010	$2,518

Certain sales plans relating to customers use of Mayors credit cards provide for revolving lines of credit and/or installment plans under which the payment terms exceed one year. These receivables, amounting to approximately $3.7 million and $3.5 million at March 27, 2010 and March 28, 2009, respectively, are included in accounts receivable in the accompanying consolidated balance sheets.

5.	Inventories:

Inventories are summarized as follows:

	As of
	March 27, 2010	March 28, 2009
	(In thousands)
Raw materials	$3,346	$5,302
Work in progress	712	591
Retail inventories and manufactured finished goods	139,759	149,704

	$143,817	$155,597

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

Continuity of the obsolescence reserve for inventory is as follows (in thousands):

Balance March 31, 2007	$2,890
Additional charges	1,249
Deductions	(1,198)

Balance March 29, 2008	2,941
Additional charges	1,442
Deductions	(1,405)

Balance March 28, 2009	2,978
Additional charges	2,625
Deductions	(713)

Balance March 27, 2010	$4,890

6.	Property and equipment:

The components of property and equipment are as follows:

	As of
	March 27, 2010	March 28, 2009
	(In thousands)
Land	$6,333	$5,545
Buildings	8,822	8,563
Leasehold improvements	47,332	44,949
Equipment and vehicles	2,201	2,407
Molds	5,626	4,556
Furniture and fixtures	10,121	9,301
Software and electronic equipment	17,489	15,483

	97,924	90,804
Accumulated depreciation	(69,910)	(60,202)

	$28,014	$30,602

Property and equipment, having a cost of $20.5 million and a net book value of $13.3 million at March 27, 2010, and a cost of $20.2 million and a net book value of $14.2 million at March 28, 2009, are under capital leasing arrangements.

7.	Bank indebtedness:

(a)	During fiscal 2009, the Company executed an amendment and extension of its senior secured revolving credit facility. The Company’s $160 million senior secured revolving credit facility, which was set to expire on January 19, 2009, was amended and extended for a total of $132 million and bears interest in the range of LIBOR plus 2.5% to LIBOR plus 3.0% (based on excess availability thresholds) for up to a $124 million tranche of the facility and in the range LIBOR plus 4.5% to LIBOR plus 5.0% (based on excess availability thresholds) for an $8 million tranche of the facility. This credit facility has a three-year term expiring in December 2011 and is primarily to be used to finance inventory, capital expenditures, working capital and provide liquidity for other general corporate purposes.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

As of March 27, 2010 and March 28, 2009, bank indebtedness consisted solely of the Company’s senior secured revolving capital credit facility which had an outstanding balance of $64.5 million and $85.8 million, respectively. The senior secured revolving credit facility is collateralized by substantially all of the Company’s assets. The Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependant upon its ability to maintain positive excess availability under its senior credit facilities. Both its senior secured revolving credit facility lender and its senior secured term loan lender may impose, at any time, discretionary reserves (customary for asset based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility lender may impose using reasonable discretion, however, the Company’s senior secured term loan lender’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the senior secured credit facility availability. No discretionary reserves were imposed during fiscal 2010 but in fiscal 2009 from February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million.

While the Company’s senior secured revolving credit facility lender has not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased. Another factor impacting the Company’s excess availability includes, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. Furthermore, a $15 million, a $ 7.5 million and a $2.5 million seasonal availability block is imposed by the senior secured revolving credit facility lender and the senior secured term loan lender each year from December 20th to January 20th, from January 21st to February 10th and from February 11th to February 20th, respectively, and both the Company’s senior secured revolving credit facility and its senior secured term loan are subject to cross default provisions with all other loans, by which if the Company is in default with any other loan the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan. As of March 27, 2010, a 100 basis point strengthening or weakening of the Canadian versus the U.S. dollar would cause an approximate $380,000 increase or decrease in the amount of excess availability. The Company’s excess borrowing capacity was $17.9 million as of March 27, 2010.

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

The information concerning the Company’s senior secured credit facility is as follows:

	Fiscal Year Ended
	March 27, 2010	March 28, 2009
	(In thousands)
Maximum borrowing outstanding during the year	$98,763	$130,206
Average outstanding balance during the year	$83,112	$114,115
Weighted average interest rate for the year	3.7%	4.7%
Effective interest rate at year-end	3.6%	5.1%

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

As security for the bank indebtedness, the Company has provided some of its lenders the following: (i) general assignment of all accounts receivable, other receivables and trademarks; (ii) general security agreements on all of the Company’s assets; (iii) insurance on physical assets in a minimum amount equivalent to the indebtedness, assigned to the lenders; (iv) a mortgage on moveable property (general) under the Civil Code (Québec) of $243,072,000 (CAN$250,000,000); (v) lien on machinery, equipment and molds and dies; and (vi) a pledge of trademark and stock of the Company’s subsidiaries.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

8.	Long-term debt:

(a)	Long-term debt consists of the following:

	As of
	March 27, 2010	March 28, 2009
	(In thousands)
Term loan from GB Merchants that is subordinated in lien priority to the Company’s senior secured revolving credit facility and bears interest at an annual rate of the greater of 16% per annum or one-month LIBOR based rate plus 12% with a three-year term expiring in December 2011.	$13,000	$13,000
Obligation under capital lease on land and buildings, pursuant to a sale-leaseback transaction. The term loan is being amortized using an implicit annual interest rate of 10.74% over the term of the lease of 20 years with a balloon payment and is repayable in monthly installments of approximately Cdn$152,500 ($148,300) The balance at March 27, 2010 and March 28, 2009 was Cdn$14,854,000 and Cdn$14,956,000, respectively.	14,442	12,069
Term loan from Investissement Québec of Cdn$10 million, bearing interest at an annual rate of prime plus 5.5%, repayable beginning in March 2011 in 60 equal monthly capital repayments of $162,100 (Cdn$166,700), secured by the assets of the Company.	9,723	8,070
Obligations under capital leases, at annual interest rates between 6% and 10%, secured by leasehold improvements, furniture, and equipment, maturing at various dates from June 2009 to December 2012.	5,025	6,134
Non-interest bearing notes payable with a 10% imputed interest rate entered into in connection with the acquisition of certain assets of Brinkhaus, repayable in three equal installments of $1,653,000 (Cdn$1,700,000, including imputed interest), payable in June 2009, April 2010 and April 2011. The balance at March 27, 2010 and March 28, 2009 was Cdn$3,212,000 and $4,594,000, respectively.	3,123	3,707
Cash advance provided by the Company’s controlling shareholder bearing interest at an annual rate of 17. 8%, including withholding taxes	5,000	2,000
Term loan from Investissement Québec, bearing interest at an annual rate of prime plus 3.5%, repayable beginning in May 2009 in 20 monthly capital repayments of $34,000 (Cdn$35,000) and 40 monthly payments of $53,500 (Cdn$55,000), secured by the assets of the Company and subject to certain financial covenants. The balance at March 27, 2010 and March 28, 2009 was Cdn$2,480,000 and Cdn$1,326,000, respectively (b).	2,411	1,070
Obligation under capital lease on land and building, bearing annual interest of 5%, repayable in monthly capital installments of $5,400, maturing in March 2025, secured by the property, second position on other assets of Cash Gold and Silver USA Inc. and a guarantee by the Company subordinated to all pre-existing debt and subject to certain financial covenants (b).	975	1,035
Term loan from Investissement Québec, bearing interest at an annual rate of prime plus 1.5%, repayable to February 2010 in equal monthly capital repayments of $52,100 (Cdn$53,600), secured by the assets of the Company and subject to certain financial covenants. The balance at March 28, 2009 was Cdn$586,000.	—	472
Other long-term loans payable	25	75

	53,724	47,632
Current portion of long-term debt	4,852	3,887

	$48,872	$43,745

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

(b)	The Company must comply with certain financial covenants associated with a $1.0 million obligation under capital lease and a Cdn$2.5 million term loan reflected in the preceding table. The Company obtained a waiver from its capital lease creditor through March 28, 2011 with respect to the current ratio and operating cash flow to total debt ratio covenants required under the terms of the capital lease agreement and obtained a waiver from its term loan creditor through March 28, 2011 with respect to the debt to equity ratio covenant required under the terms of the term loan agreement.

(c)	Future minimum lease payments for capital leases required in the following five years and thereafter are as follows (in thousands):

Year ending March:
2011	$4,478
2012	3,499
2013	3,833
2014	1,972
2015	1,957
Thereafter	18,567

34,306
Less imputed interest	13,864

$20,442

(d)	Principal payments on long-term debt required in the following five years and thereafter, including obligations under capital leases, are as follows (in thousands):

Year ending March:
2011	$4,852
2012	16,957
2013	4,886
2014	3,123
2015	2,526
Thereafter	21,380

$53,724

(e)	As of March 27, 2010, the Company had $1.5 million of outstanding letters of credit which were provided to certain lenders.

(f)	During fiscal 2009, the Company financed, as capital leases, $2.9 million of asset acquisitions, including leasehold improvements under the terms of a Master Lease Agreement to finance asset purchases and leasehold improvements. As of March 28, 2009, the Company’s borrowing capacity under all leasing lines associated with the Master Lease Agreement had expired.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

9.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:

(i)	The Company can issue stock options and SARs to executive management, key employees and directors under a stock-based compensation plan.

The Company has a Long-Term Incentive Plan under which awards may be made in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of the Company. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The Long-Term Incentive Plan provides for the grant of units and performance units or share awards. The Long-Term Incentive Plan authorizes the issuance of 900,000 Class A voting shares, which consist of authorized but unissued Class A voting shares. The Company is restricted from issuing Class A voting shares or equity based awards under this program without the approval of the shareholders of the Company if such issuance, when combined with the Class A voting shares issuable under this plan or any of the Company’s other equity incentive award plans exceeds 1,304,025 Class A voting shares. The Company has outstanding employee stock options issued under the Birks Employee Stock Option Plan (the “Birks ESOP”). The Birks ESOP was authorized to issue 237,907 shares or 10% of non-voting common stock. The granting of options, the exercise price and the related vesting period were determined at the discretion of the Board of Directors. The lives of the options issued under the Birks ESOP were not to exceed 10 years with options vesting generally pro-rata over four years. Effective November 15, 2005, no awards are permitted to be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms. As of March 27, 2010, March 28, 2009 and March 29, 2008, there were 49,817, 72,281 and 136,467 Class A voting shares underlying options granted under the Birks ESOP, respectively. In March 2010, the Company offered employees who held these options the right to amend their current options. The amended options terms would be consistent with the original grant except that the new options would have a lower exercise price, be exercisable for a lesser number of the Company’s Class A shares, have a new ten-year term and be subject to different terms in the event of a change in control or if the Company had a going-private transaction. The offer to amend expired on April 16, 2010. Effective April 16, 2010, pursuant to the offer to amend, the Company received tendered eligible stock options covering 47,353 shares of its Class A voting shares and provided amended options to purchase up to 9,470 shares of the Company’s Class A voting shares, thereby reducing the number of shares issuable upon exercise of outstanding options by 37,883 shares. The amended options have an exercise price of U.S. $1.05 per share.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

(ii)	The Company had previously issued options to the Company’s Chief Executive Officer under a separate employment agreement. On March 16, 2010, the Company entered into an amendment to the employment agreement with the Company’s Chief Executive Officer to cancel the outstanding options to purchase 509,121 Class A voting shares at exercise prices ranging from CAN $6.00 to CAN $7.00 granted under his previous employment agreement including the right to purchase shares under an anti-dilutive feature and grant new stock options to purchase 242,944 Class A voting shares of the Company. These new options are exercisable for a purchase price of $1.00 per share. The options issued to the Company’s Chief Executive Officer are exercisable and expire either two years after termination or ten years after retirement. Compensation expense of $24,000 was recorded associated with the cancellation and issuance of the new options for the year ended March 27, 2010. The fair values of the cancelled and newly issued options were estimated as of March 16, 2010, using the Black-Scholes pricing model with the following weighted-average assumptions used for both the cancelled and newly issued options:

March 16, 2010
Dividend yield	0%
Expected volatility	94.4%
Risk-free interest rate	3.66%
Expected term in years	10

No compensation income or expense was required to be recorded for the outstanding option of the Chief Executive Officer for the years ended March 28, 2009 and March 29, 2008, respectively.

(iii)	As of March 27, 2010, the Company had outstanding 15,000 options granted to current and former members of its Board of Directors to acquire Class A voting shares of the Company for a purchase price of CAN$7.73 exercisable at any time until April 23, 2014. No compensation expense (income) was recorded during the years ended March 27, 2010, March 28, 2009 and March 29, 2008, respectively.

The following is a summary of the activity of Birks’ stock option plans and arrangements:

	Options	Wghted average exercise price
Outstanding March 31, 2007	833,985	$6.21
Exercised	(16,697)	6.08
Forfeited	(25,521)	6.46

Outstanding March 29, 2008	791,767	6.21
Forfeited	(64,186)	6.12

Outstanding March 28, 2009	727,581	6.21
Granted	242,944	1.00
Cancelled	(509,121)	6.13
Forfeited	(153,643)	6.11

Outstanding March 27, 2010	307,761	$2.29

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

A summary of the status of Birks’ stock options at March 27, 2010 is presented below:

	Options outstanding		Options exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 1.00	242,944	3.0	$1.00	242,944	$1.00
$ 6.00 – 6.99	29,467	1.2	6.70	29,467	6.70
$ 7.00 – 7.52	35,350	3.4	7.52	35,350	7.52

$ 1.00 – 7.52	307,761	2.9	$2.29	307,761	$2.29

Included in the above calculation were 242,944 options to purchase Class A voting shares held by the Company’s Chief Executive Officer which expire either two years after termination for any reason or ten years after retirement. For purposes of the table above, the remaining contractual life was estimated to be the remaining period under his employment agreement, plus two years.

(iv)	Under plans approved by the former Board of Directors of Mayors, the Company has outstanding stock options and SARs issued to employees and members of the Company’s Board of Directors. Under these plans, the option price was required to equal the market price of the stock on the date of the grant or in the case of an individual who owned 10% or more of the common stock of Mayors, the minimum price was to be set at 110% of the market price at the time of issuance. Options granted under these programs generally became exercisable from six months to three years after the date of grant, provided that the individual was continuously employed by Mayors, or in the case of directors, remained on the Board of Directors. All options generally expired no more than ten years after the date of grant. No further awards will be granted under these plans. However, these plans will remain effective until the outstanding awards issued under the plans terminate or expire by their terms. In March 2010, the Company offered employees who held these options the right to amend their current options. The amended options terms would be consistent with the original grant except that the new options would have a lower exercise price, be exercisable for a lesser number of the Company’s Class A shares, have a new ten-year term and be subject to different terms in the event of a change in control or if the Company had a going-private transaction. The offer to amend expired on April 16, 2010. Effective April 16, 2010, pursuant to the offer to amend, the Company received tendered eligible stock option covering 38,433 shares of its Class A voting shares and provided amended options to purchase up to 2,607 shares of the Company’s Class A voting shares, thereby reducing the number of shares issuable upon exercise of outstanding options by 35,826 shares. The amended options have an exercise price of U.S. $1.05 per share.

The Company also has outstanding, SARs previously issued under the Mayors plan to member of senior management. During the year ended March 27, 2010, 4,347 SARs were cancelled. On March 16, 2010, the Company amended the remaining outstanding SARS by reducing the number of Class A voting shares that are subject to the amended SARS from 108,687 to 21,737 with the exercise price decreasing from $6.21 to $1.00. The amended SARS were given a new 10 year term and are fully exercisable. As of March 27, 2010, the weighted-average remaining contractual life of these awards was 10.0 years and the aggregate intrinsic value was $0. The Company recorded $1,000 related to the amendment of the outstanding SARs for fiscal 2010. The Company recorded, $3,000 and $55,000 of compensation expense related to the SARs awards prior to their amendment for fiscal 2009 and fiscal 2008, respectively.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

The Company has a Long-Term Incentive Plan under which awards can be issued in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks & Mayors business. As of March 27, 2010, there were 28,310 cash-based stock appreciation rights that were granted under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $6.61.

The Company issued new shares to satisfy share-based awards and exercise of stock options. During fiscal 2010, 2009 and 2008, respectively, no cash was used to settle equity instruments granted under share-based payment arrangements and as of March 27, 2010, all of the Company’s stock options were out-of-the-money.

The following is a summary of the activity of Mayors stock option plans. The number of options and exercise price have been adjusted to reflect the conversion rate of .08695 related to Birks & Mayors purchase of the minority shares of Mayors on November 14, 2005:

	Options	Weighted average exercise price
Outstanding March 31, 2007	323,613	$12.81
Forfeited/cancelled	(27,977)	14.13
Exercised	(5,216)	4.47

Outstanding March 29, 2008	290,420	12.84
Forfeited/cancelled	(4,828)	44.70

Outstanding March 28, 2009	285,592	12.30
Forfeited/cancelled	(16,327)	24.69

Outstanding March 27, 2010	269,265	$11.55

A summary of the status of the option plans at March 27, 2010 is presented below:

	Options outstanding and exercisable
Range of exercise prices	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price
$ 2.65 – 3.98	204,330	2.6	$3.17
$ 3.99 – 5.99	434	2.7	4.38
$ 6.00 – 9.00	7,821	4.2	8.16
$ 9.01 – 13.52	7,819	2.7	10.41
$ 13.53 – 20.30	5,641	1.5	17.53
$ 20.31 – 30.47	13,982	0.1	28.04
$ 30.48 – 45.72	23,443	1.0	42.76
$ 45.73 – 68.60	434	1.3	46.01
$ 68.61 – 155.27	5,361	2.2	149.46

$ 2.65 – 155.27	269,265	2.3	$11.55

*	Included in the above calculation were 130,425 options that were granted to the Company’s Chief Executive Officer and expire at the earlier of ten years from the grant date or two years after termination of employment, unless terminated for cause, in which case the options expire on his last day of employment with the Company. For purposes of the information within the table above, a term of ten years from the issuance date is used.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

(b)	As of March 27, 2010, the Company had outstanding warrants exercisable into 382,693 shares of the Company’s stock. These warrants have a weighted average exercise price of $3.42 per share. As of November 1, 2005, these awards were fully-vested and no additional compensation expense will be recognized.

(c)	In connection with its term loan agreement executed in 2003 with Investissement Québec, the lender is entitled to 99,428 options to purchase Class A voting shares at $4.39 (CAN$4.52) per share which expire the later of one year following the total repayment of the loan or 90 days following receipt of the audited financial statements of the Company for the year in which the entire loan was repaid. At March 27, 2010, each option had a fair value of $0.17. During fiscal 2010, the Company recorded $15,000 of additional interest expense related to these options. The Company recorded a $126,000 and $330,000 reduction in interest expense associated with these options during fiscal 2009 and fiscal 2008, respectively. Interest expense associated with these options is recorded in interest and other financial costs in the Company’s Consolidated Statement of Operations. These awards are accounted for as liabilities and the fair value of these awards was estimated as of March 27, 2010 using the Black-Scholes pricing model with the following weighted-average assumptions:

Fiscal year ended March 27, 2010
Dividend yield	0%
Expected volatility	164.3%
Risk-free interest rate	0.61%
Expected terms in years	0.92

(d)	Employee stock purchase plan:

The Company has an Employee Stock Purchase Plan (“ESPP”) that permits eligible employees, which does not include executives of the Company, to purchase the Company’s Class A voting stock at 85% of the Class A voting shares fair market value through regular payroll deductions. A total of 100,000 shares of the Company’s Class A voting shares are reserved for issuance under the ESPP. As of March 27, 2010, 99,995 Class A voting shares were issued under the ESPP and no additional shares will be issued under this plan.

During fiscal 2010, 2009 and 2008, the Company had issued 0, 63,398 and 24,253 shares under this plan, respectively.

(e)	Profit sharing plan:

Mayors has a 401(k) Profit Sharing Plan & Trust (the “Plan”), which permits eligible employees to make contributions to the Plan on a pretax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Mayors historically made cash contributions of 25% of the employee’s pretax contribution, up to 4% of Mayors employee’s compensation, in any calendar year. Effective January 1, 2009, the Company exercised its right to cancel all future matching contributions to the Plan and as such, no additional matching cash payments were made to the Plan during the remainder of fiscal 2009 and all of fiscal 2010. The employer match amounted to $46,000 and $103,000 for the years ended March 28, 2009 and March 29, 2008, respectively.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

(f)	Executive Management Long-term Cash Incentive Plan:

During the year ended March 31, 2007, the Board of Directors approved the Executive Management Long-term Cash Incentive Plan (“LTCIP”), a cash-based performance plan for members of senior management. The intention of this LTCIP is to reward members of senior management based on the performance of the Company over two performance measurement periods which are comprised of three-year cycles, the first of which began with fiscal 2007 through March 28, 2009 and the second cycle being the period from the beginning of fiscal 2008 through March 27, 2010. The average sales growth rate and average Return on Equity of the Company during this three year period will determine whether and to what extent any payout under this plan will be. The achievement level will then be applied against a targeted compensation amount for each member of senior management covered in the plan.

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

The Company did not meet the required targeted performance levels for the period which began March 31, 2007 through March 28, 2009 or the period from the beginning of fiscal 2008 through March 27, 2010, and as a result, there will be no payout made under the first cycle or the second cycle. In fiscal 2008, the Company recorded $0.8 million of expense in selling, general and administrative expenses associated with this plan. During fiscal 2009, these expenses were reversed due to the Company’s three-year performance not meeting the targeted performance requirements of the plan.

10.	Income taxes:

(a)	The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 27, 2010, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2006 through 2010 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company evaluates its deferred tax assets to determine if any adjustments to its valuation allowances are required. As part of this analysis, the Company reviewed its pre-tax earnings or loses during the current fiscal year and two prior fiscal years in both its Canadian and U.S. operations as well as forecasted usage in future years. This analysis showed the Company incurred a cumulative pre-tax loss associated with both its Canadian and U.S. operation during the current and prior two fiscal years. Accordingly the Company could not reach the required conclusion that it would be able to more likely than not recognize the value of both its U.S. and Canadian net deferred tax assets in the future. As a result the Company maintains a non-cash valuation allowance of $55.5 million against the full value of the Company’s net deferred tax assets.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

The significant items comprising the Company’s net deferred tax assets at March 27, 2010 and March 28, 2009 are as follows:

	Fiscal Year Ended
	March 27, 2010	March 28, 2009
	(In thousands)
Deferred tax assets:
Loss and tax credit carry forwards	$39,870	$35,489
Difference between book and tax basis of property and equipment	6,113	5,714
Interest expense limitations carry forward	2,288	631
Inventory allowances	941	1,145
Other reserves not currently deductible	1,080	964
Capital lease obligation	3,789	3,272
Expenses not currently deductible	1,194	336
Other	189	282

Net deferred tax asset before valuation allowance	55,464	47,833
Valuation allowance	(55,464)	(47,833)

Net deferred tax asset	$—	$—

The following table reconciles the unrecognized tax benefits at March 27, 2010 and March 28, 2009:

	Fiscal Year Ended
	March 27, 2010	March 28, 2009
	(In thousands)
Unrecognized tax benefits at the beginning of the year	$—	$1,947
Gross increase – tax position in current period	664	300
Applied against certain element of deferred tax assets	(664)	(2,247)

Unrecognized tax benefits at the end of the year	$—	$—

All unrecognized tax benefits would affect the effective tax rate if recognized.

The Company’s income tax (benefit) expense consists of the following components:

	Fiscal Year Ended
	March 27, 2010	March 28, 2009	March 29, 2008
	(In thousands)
Income tax (benefit) expense:
Current	$461	$495	$1,034
Deferred	(7,266)	(6,686)	(27,889)
Valuation allowance	6,803	39,045	—
Benefit allocated to reduce goodwill	—	—	17,060

Income tax (benefit) expense	$(2)	$32,854	$(9,795)

The Company’s current federal tax payable at March 27, 2010, March 28, 2009, and March 29, 2008, was $25,000, zero and $1,875,000, respectively.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

The Company’s provision (benefit) for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended
	March 27, 2010	March 28, 2009	March 29, 2008
Canadian statutory rate	30.9%	31.5%	33.2%
Rate differential for U.S. operations	6.7%	3.2%	8.2%
Adjustment to valuation allowance	(37.2)%	(141.5)%	(1,963.5)%
Adjustments due to rate enactment and prior year items	—	—	338.4%
Permanent differences and other	(0.4)%	(10.0)%	49.4%

Total	0.0%	(116.8)%	(1,534.3)%

(b)	At March 27, 2010, the Company had federal non-capital losses of Cdn$10.0 million and investment tax credits (“ITC’s”) in Canada of Cdn$222,000 which will expire between 2022 and 2029.

(c)	As of March 27, 2010, Mayors had federal and state net operating losses carry forward in the U.S. of approximately $97 million and $93 million, respectively. Due to Section 382 limitations from the change in ownership for the year ended March 29, 2003, the utilization of approximately $36.4 million of the pre-acquisition net operating loss carry forward is limited to approximately $953,000 on an annual basis through 2022. The federal net operating loss carry forward expires beginning in fiscal 2017 through fiscal 2030 and the state net operating loss carry forward expires beginning in fiscal 2011 through fiscal 2030. Mayors also has an alternative minimum tax credit carry forward of approximately $1.0 million to offset future federal income taxes.

(d)	Beginning in fiscal 2008, Henry Birks & Sons U.S., Inc. now known as Cash, Gold & Silver, USA, Inc. (“Birks US”) joined Mayors in filing a consolidated U.S. income tax return. As a result, Birks US net operating losses generated prior to fiscal 2008 in the amount of $1.2 million are subject to separate return limitation year rules, which provide that a subsidiary’s net operating losses will be utilized only to the extent of its cumulative contribution to consolidated taxable income which will be determined on an annual basis.

11.	Capital stock:

(a)	The Company has two classes of common stock outstanding; Class A and Class B. Class A common shares receive one vote per share. The Class B common stock has substantially the same rights as the Class A common stock except that each share of Class B common stock receives 10 votes per share.

	Class A common stock		Class B common stock		Total common stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance as of March 31, 2007	3,515,999	$21,956	7,717,970	$38,613	11,233,969	$60,569
Issuance of Class A shares under ESPP and exercise of stock options	46,166	244	—	—	46,166	244

Balance as of March 29, 2008	3,562,165	22,200	7,717,970	38,613	11,280,135	60,813
Issuance of Class A shares under ESPP and exercise of stock options	110,242	82	—	—	110,242	82

Balance as of March 27, 2010 and March 28, 2009	3,672,407	$22,282	7,717,970	$38,613	11,390,377	$60,895

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

12.	Commitments:

Operating leases:

The Company leases all of its retail stores under operating leases with the exception of one Birks & Mayors location. The rental costs are based on minimum annual rentals and for some of the stores, a percentage of sales. Such percentage of sales varies by location. In addition, most leases are subject to annual adjustment for increases in real estate taxes and common area maintenance costs. The Company also has operating leases for certain equipment.

Future minimum lease payments for the next five years and thereafter are as follows (in thousands):

Year ending March:
2011	$17,214
2012	16,578
2013	13,603
2014	11,086
2015	9,124
Thereafter	18,505

$86,110

Rent expense for the Company was approximately $25.4 million, including $30,000 of contingent rent for the year ended March 27, 2010, $25.2 million, including $0.2 million of contingent rent for the year ended March 28, 2009 and $25.3 million, including $0.4 million of contingent rent for the year ended March 29, 2008.

13.	Contingencies:

(a)	The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigation and claims. While the final outcome with respect to claims and legal proceedings pending at March 27, 2010 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

(b)	From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. At March 27, 2010, the amount guaranteed under such arrangements is approximately $5.1 million. At March 27, 2010, the Company has recorded in accrued liabilities a reserve of $326,000 associated with this guaranteed amount.

(c)	As of March 27, 2010, the Company and its subsidiary, Mayors, had employment agreements with the Company’s President and Chief Executive Officer for a term continuing until March 31, 2011, unless terminated in accordance with the agreements. The minimum contractual base salary and benefit obligation payable under these agreements for the remaining period of the employment agreement is approximately $1.3 million. The total remaining maximum payout under these contracts, including bonuses and potential severance payments is approximately $4.0 million.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

(d)	In November 2007, the Company entered into an agreement with Brinkhaus, under the terms of which Brinkhaus is required to provide certain management consulting services to the Company for a total consulting fee of $550,000 per year. This agreement is effective until March 31, 2011 and may be renewed prior to expiration at the option of the Company for any number of additional two-year renewal terms.

(e)	The Company has entered into an agreement with Prime Investments S.A. under the terms of which Prime Investments will supply the Company with at least 45%, on an annualized cost basis, of the Company’s loose diamond requirements upon the satisfaction of certain conditions (see note 15(e)).

(f)	The Company entered into a five-year distribution agreement with Damiani International B.V. (“Damiani”) in which the Company purchased an aggregate cost value of $10.6 million of jewelry products from Damiani for sale by the Company in Canada and the United States. The agreement provides that the Company will pay for the products on an annual basis beginning on February 15, 2010 based on the cost value of the products sold during the previous year. However, the Company must make minimum annual payments totaling an aggregate amount of $5.6 million during the term of the agreement. Under this agreement, the Company is also required to replenish certain jewelry products sold during each previous quarter with payment on these purchase required within 90 days of receipt during the life of the agreement. The Company also has the right to return up to $5 million of any unsold Damiani products at the end of the term of the agreement. The total amount payable under this agreement is included in accounts payable.

14.	Segmented information:

The Company has two reportable segments Retail and Other. Retail operates 33 stores across Canada under the Birks brand, and 29 stores in the Southeastern U.S. under the Mayors brand, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Other consists primarily of our corporate sales division which services business customers by providing them with unique items for recognition programs, service awards and business gifts and also includes manufacturing which produce unique products for the retail segment of our business.

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

Certain information relating to the Company’s segments for the years ended March 27, 2010, March 28, 2009, and March 29, 2008, respectively, is set forth below:

	Retail			Other			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
	(In thousands)
Sales to external customers	$241,819	$258,026	$302,576	$13,238	$12,870	$12,169	$255,057	$270,896	$314,745
Inter-segment sales	$—	$—	$—	$19,870	$26,444	$29,281	$19,870	$26,444	$29,281
Unadjusted gross profit	$102,752	$116,389	$145,617	$7,565	$6,020	$7,767	$110,317	$122,409	$153,384

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

The following sets forth reconciliations of the segments gross profits and certain unallocated costs to the Company’s consolidated gross profits for the years ending March 27, 2010, March 28, 2009 and March 29, 2008:

	Fiscal Year Ended
	March 27, 2010	March 28, 2009	March 29, 2008
	(In thousands)
Unadjusted gross profit	$110,317	$122,409	$153,384
Inventory provisions	(4,305)	(3,801)	(3,026)
Other unallocated costs	(1,573)	(4,118)	(4,644)
Recognition of intercompany profit	12	1,109	761

Adjusted gross profit	$104,451	$115,599	$146,475

Sales to external customers and long-lived assets by geographical areas were as follows:

	Fiscal Year Ended
	March 27, 2010	March 28, 2009	March 29, 2008
	(In thousands)
Geographic Areas
Net Sales:
Canada	$135,402	$131,948	$146,557
United States	119,655	138,948	168,188

	$255,057	$270,896	$314,745

Long-lived assets:
Canada	$22,204	$21,701	$32,983
United States	8,520	12,345	38,889

	$30,724	$34,046	$71,872

Classes of Similar Products
Net sales:
Jewelry and other	$151,438	$158,109	$187,517
Timepieces	103,619	112,787	127,228

	$255,057	$270,896	$314,745

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

15.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the financial statements except the following:

	Fiscal Year Ended
	March 27, 2010	March 28, 2009	March 29, 2008
	(In thousands)
Transactions:
Purchases of inventory from supplier related to shareholder	$2,086	$3,044	$4,116
Management fees to a related party	—	873	1,127
Consultant fees to a related party	104	—	—
Interest expense on cash advance received from controlling shareholder	722	39	—
Balances:
Accounts payable to supplier related to shareholder	345	319	507
Accounts payable to a related party	52	—	60
Interest payable on cash advance received from controlling shareholder	59	39	—

(b)	On February 10, 2006, the Company’s Board of Directors approved the Company’s entering into a Management Consulting Services Agreement (the “Agreement”) with Iniziativa S.A. Under the Agreement, Iniziativa S.A. is to provide advisory, management and corporate services for approximately $235,000 per quarter through the period ending March 31, 2007, plus out of pocket expenses up to $7,500 per quarter without the prior written consent of the Company. The initial one-year term of the Agreement began on April 1, 2006. The Agreement may be renewed for additional one year terms by the Company. Effective January 1, 2007, the terms of the Agreement were amended whereby Iniziativa S.A. is to provide advisory, management and corporate services to the Company under clearly defined project categories and as a result of the increase in value of the services the payment for services rendered were increased to $262,500 per quarter, plus any out of pocket expenses. Additionally, the Agreement was renewed for an additional one year term, ending on March 31, 2008, and was mutually extended until December, 2008. One of the directors, Dr. Lorenzo Rossi di Montelera, and a former director, Mr. Filippo Recami, were affiliated with Iniziativa S.A. Iniziativa was the controlling shareholder of the Company until it transferred the shares it held in the Company to Montrovest, its parent company, on May 31, 2007. On October 29, 2007, Iniziativa assigned the agreement, with the approval of the Company, to Montrovest. Mr. Recami was a Managing Director of Montrovest until his death in October 2009.

On December 17, 2008, the Company entered into a management subordination agreement with Montrovest and its senior lenders whereby it is permitted, subject to applicable law and approval by the Company’s corporate governance committee, to pay Montrovest a success fee in the event that it actually receives net cash proceeds from an equity issuance in an amount greater than $5 million in the aggregate due to efforts of Montrovest to facilitate such equity issuance. Such success fee will be calculated as follows: (i) 7% of the net cash proceeds of such equity issuance in an amount greater than $5 million received by the Company will be paid to Montrovest upon receipt of the proceeds by the Company; and (ii) in the event that the net cash proceeds from such equity issuance is an amount greater than $10 million, then in addition to the 7%

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008 fee, Montrovest will be entitled to a monthly management fee of $25,000 continuing through December 30, 2012, provided that such fees shall not exceed in the aggregate $800,000 per year.

(c)	In February 2009 and May 2009, the Company received a $2.0 million and a $3.0 million, respectively, cash advance from Montrovest BV, to finance its working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s existing senior credit facilities and secured term loans and is convertible into a convertible debenture or Class A voting shares in the event of a private placement or, is repayable upon demand by Montrovest once conditions stipulated in the Company’s senior credit facilities permit such a payment. The cash advance will bear interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance shall be paid to Montrovest.

(d)	The Company retains Pheidias Project Management and Oberti Architectural & Urban Design for project management and architectural services. Pheidias Project Management and Oberti Architectural & Urban Design have been involved in almost all renovations and new stores since 1993, as well as in the renovation of the Company’s executive offices. The principal of Pheidias Project Management and Oberti Architectural & Urban Design is the spouse of one of the Company’s former directors. As a result of Margherita Oberti’s term as director of the Company ending on September 22, 2009, these two companies were no longer considered a related party. Pheidias Project Management and Oberti Architectural & Urban Design, as project managers and architects, charged the Company approximately $36,000 for services rendered from March 29, 2009 to September 22, 2009, $327,000 for services rendered during the year ended March 28, 2009, and $751,000 in the year ended March 29, 2008.

(e)	The Company has entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments SA or a related party is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2010, Birks purchased approximately $2.1 million of diamonds from Prime Investments S.A. and related parties. Prime Investments S.A. owns 13.5% of the Company’s total outstanding shares.

(f)	On June 30, 2009, our Company’s Board of Directors approved the Company entering into a consulting services agreement with Gestofi S.A. (“Gestofi”) in accordance with the Company’s Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi as the employee of Gestofi responsible for providing the consulting services related to the development of our Company’s e-commerce, new product development, wholesale business and such other services reasonably requested by our Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The Consulting Services are provided to the Company for a fee of approximately CDN$13,700 per month less any applicable taxes plus out of pocket expenses. The initial one-year term of the agreement began on August 1, 2009 and the agreement may be renewed for additional one year terms. Mr. Niccolò Rossi is the son of Dr. Rossi, our Chairman and the Chairman of Gestofi.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 27, 2010, March 28, 2009 and March 29, 2008

16.	Financial instruments:

(a)	Concentrations:

During the years ended March 27, 2010, March 28, 2009 and March 29, 2008, approximately 22%, 24% and 22%, respectively, of consolidated sales were of merchandise purchased from the Company’s largest supplier.

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

The Company has determined that the carrying value of its cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates fair values as at the balance sheet date because of the short-term maturity of those instruments. For $64.5 million of bank indebtedness and $12.1 million of long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.

The fair value of the remaining $41.6 million of long-term debt and $3.8 million of other long-term liabilities is estimated to be approximately $47.1 million. The fair value was calculated using the present value of future payments of principal and interest discounted at the current market rates of interest available to the Company for the same or similar debt instruments with the same remaining maturities.