Form 20-F
period 2011-03-26
BIRKS & MAYORS INC.
filed 2011-07-08
CIK 1179821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 26, 2011

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

Not Applicable

(Translation of Registrant's name into English)

Canada

(Jurisdiction of incorporation or organization)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive offices)

Michael Rabinovitch, 954-590-9462 (telephone), 954-590-9062 (facsimile)

5870 North Hiatus Road

Tamarac, Florida 33321

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Throughout this Annual Report, we refer to our fiscal year ending March 31, 2012 as fiscal 2012 and our fiscal years ended March 26, 2011, March 27, 2010, and March 28, 2009, as fiscal 2011, fiscal 2010 and fiscal 2009, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 26, 2011, March 27, 2010, and March 28, 2009 consisted of 52 weeks, reported in four thirteen-week periods.

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

Selected Financial Data

The following financial data as of March 26, 2011 and March 27, 2010 and for each of the years ended March 26, 2011, March 27, 2010 and March 28, 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The following financial data as of March 28, 2009, March 29, 2008 and March 31, 2007 and for each of the years ended March 29, 2008 and March 31, 2007 have been derived from our audited consolidated financial statements not included in this Annual Report. The historical results included below and elsewhere in this Annual Report are not necessarily indicative of our future performance.

The data presented below is only a summary and should be read in conjunction with our audited financial statements, including the notes thereto, included elsewhere in this Annual Report. You should also read the following summary data in conjunction with Item 5, “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Income Statement Data:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009	March 29, 2008(2)	March 31, 2007
	(In thousands, except per share data)
Net sales	$270,948	$255,057	$270,896	$314,745	$294,282
Cost of sales	154,853	150,606	155,297	168,270	152,002

Gross profit	116,095	104,451	115,599	146,475	142,280
Selling, general and administrative expenses	107,231	106,252	113,990	128,306	115,457
Impairment of goodwill and long-lived assets(1)	—	1,353	13,555	—	—
Depreciation and amortization	5,267	5,192	6,212	6,876	6,438

Total operating expenses	112,498	112,797	133,757	135,182	121,895
Operating income (loss)	3,597	(8,346)	(18,158)	11,293	20,385
Interest and other financial costs	11,319	11,127	9,967	10,655	10,078

(Loss) income before income taxes	(7,722)	(19,473)	(28,125)	638	10,307
Income tax expense (benefit)	24	(2)	32,854	(9,795)	(2,816)

Net (loss) income attributable to common shareholders	$(7,746)	$(19,471)	$(60,979)	$10,433	$13,123

Net (loss) income per common share	$(0.68)	$(1.71)	$(5.38)	$0.93	$1.17
Net (loss) income per common share—diluted	$(0.68)	$(1.71)	$(5.38)	$0.89	$1.11
Weighted average common shares outstanding	11,390	11,390	11,339	11,263	11,213
Weighted average common shares outstanding—diluted	11,390	11,390	11,339	11,720	11,788
Dividends per share	—	—	—	—	—

Balance Sheet Data:

	As of March 26, 2011	As of March 27, 2010	As of March 28, 2009	As of March 29, 2008	As of March 31, 2007
	(In thousands)
Working capital(3)	$32,093	$39,230	$46,956	$36,677	$29,971
Total assets	$184,323	$191,734	$206,131	$291,848	$252,516
Bank indebtedness	$61,928	$64,520	$85,777	$120,131	$109,187
Long-term debt (including current portion)	$50,315	$53,724	$47,632	$27,298	$17,902
Stockholders’ equity	$11,340	$18,387	$34,968	$92,872	$81,497
Common Stock:
Value	$60,895	$60,895	$60,895	$60,813	$60,569
Shares	11,391	11,390	11,390	11,280	11,234
Preferred Stock:
Value	$—	$—	$—	$—	$—
Shares	—	—	—	—	—

(1)	Impairment of goodwill and other assets for fiscal 2010 includes the recognition of a $1.4 million non-cash impairment charge resulting from the impairment of long-lived assets at certain of our retail locations and assets held for sale related to our Rhode Island manufacturing facility. Impairment of goodwill and long-lived assets for fiscal 2009 includes the impact of an $11.2 million non-cash impairment charge due to management’s determination that goodwill was fully impaired and the recognition of a $2.3 million non-cash impairment charge resulting from the impairment of long-lived assets at certain of our retail locations and our Rhode Island manufacturing facility.
(2)	In November 2007, we acquired two Brinkhaus locations for which results of operations are only included in the above table from the acquisition date.
(3)	Working capital represents current assets less current liabilities.

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

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, consumer confidence in future economic conditions and political conditions, recession and fears of recession, consumer debt, disposable consumer income, conditions in the housing market, consumer perceptions of personal well-being and security, fuel prices, inclement weather, interest rates, foreign exchange rates, sales tax rate increases, inflation, and war and fears of war. In particular, the economic downturn over the past three years has lead to decreased discretionary spending, which adversely impacted the luxury retail business and lead to declining revenues and losses for our business. Jewelry purchases are discretionary for consumers and may be particularly and disproportionately affected by adverse trends in the general economy and the equity markets. Continued adverse changes in factors affecting discretionary consumer spending could further reduce consumer demand for our products, resulting in a continued reduction in our sales and further harming our business and operating results. A substantial portion of our customers use credit, either from our private label and proprietary credit cards or another consumer credit source, to purchase jewelry. When there is a downturn in the general economy, fewer people may use or be approved for credit, which could result in a reduction in net sales and/or an increase in bad debt, which in turn, could lead to an unfavorable impact on our overall profitability. Our belief that we currently have sufficient liquidity to fund our operations is based on certain assumptions about the future state of the economy, the future availability of borrowings to fund our operations and our future operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

We may require additional financing or capital, which may not be available on commercially reasonable terms, or at all. Capital raised through the sale or issuance of equity securities may result in dilution to our shareholders. Failure to obtain such additional financing or capital could have an adverse impact on our liquidity and financial condition.

Within the last three years, the general economic and capital market conditions in the United States and other parts of the world have deteriorated significantly and have adversely affected access to and the cost of capital. There is a possibility that our existing cash, cash generated from operations and funds available under our credit agreements may be insufficient to fund our future operations, including capital expenditures, or to repay debt when it becomes due, and as a result, we may need to raise additional funds through public or private equity or debt financing, including funding from governmental sources, which may not be possible. The sale of additional equity securities could result in significant dilution to our shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our common stock. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may restrict our operations. Financing may be unavailable in amounts or on terms acceptable to us, or at all, which could have a material adverse impact on our business, including our ability to continue as a going concern.

We have significant indebtedness, which could adversely affect our operations, liquidity and financial condition.

We currently have a significant amount of indebtedness and significant debt service obligations in proportion to our assets. Our debt levels fluctuate from time to time based on seasonal working capital needs. The following table sets forth our total indebtedness (includes bank indebtedness and current and long-term portion of debt), total stockholders’ equity, total capitalization and ratio of total indebtedness to total capitalization as of:

	March 26, 2011	March 27, 2010
Total indebtedness	$112,243,000	$118,244,000
Total stockholders’ equity	11,340,000	18,387,000

Total capitalization	$123,583,000	$136,631,000

Ratio of total indebtedness to total capitalization	90.8%	86.5%

This high degree of leverage could adversely affect our results of operations, liquidity and financial condition. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

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

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependant upon our ability to maintain positive excess availability under our senior credit facilities. Both our senior secured revolving credit facility lenders and our senior secured term loan lenders may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility lenders may impose at their reasonable discretion, however, our senior secured term loan lenders’ ability to impose discretionary reserves at their reasonable discretion is limited to 5% of the senior secured credit facility availability. From February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million. While our senior secured revolving credit facility lender has not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of our inventory is periodically assessed by our lenders and, based upon these reviews, our borrowing capacity could be significantly increased or decreased. Another factor impacting our excess availability includes, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease our borrowing availability. Furthermore, under the terms of our senior credit facilities, amended in June 2011, a $12.5 million and a $5.0 million seasonal availability block is imposed by the senior secured revolving credit facility lenders and the senior secured term loan lenders each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both our senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans, by which if we are in default with any other loan, the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

We are exposed to currency exchange risks that could have a material adverse effect on our results of operations and financial condition.

While we report financial results in U.S. dollars, a substantial portion of our sales are recorded in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. In addition, material fluctuations in foreign currency exchange rates, resulting in a weakening of the Canadian dollar relative to the U.S. dollar, could significantly reduce our borrowing availability under our secured revolving credit facility, which is denominated in U.S. dollars, and limit our ability to finance our operations. For purposes of financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

We may not successfully manage our inventory, which could have an adverse effect on our net sales, profitability, cash flow and liquidity.

As a retail business, our results of operations are dependent on our ability to manage our inventory. To properly manage our inventory, we must be able to accurately estimate customer demand and supply requirements and purchase new inventory accordingly. If we fail to sell the inventory we purchase or manufacture, we may be required to write-down our inventory or pay our vendors without new purchases, creating additional vendor financing, which would have an adverse impact on our earnings and cash flows. Additionally, a portion of the merchandise we sell is carried on a consignment basis prior to sale or is otherwise financed by vendors, which reduces our required capital investment in inventory. Any significant change in these consignment or vendor financing relationships could have a material adverse effect on our net sales, cash flows and liquidity.

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

We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name watch manufacturers, including Rolex, have distribution agreements with our Company that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In fiscal 2011, merchandise supplied by Rolex and sold through our stores operating under the Mayors, Rolex and Brinkhaus brands accounted for approximately 24% of our total net sales. Our relationships with primary suppliers, like Rolex, are generally not pursuant to long-term agreements.

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

We operate in a highly competitive and fragmented industry.

The retail jewelry business is highly competitive and fragmented, and we compete with nationally recognized jewelry chains as well as a large number of independent regional and local jewelry retailers and others types of retailers who sell jewelry and gift items, such as department stores and mass merchandisers. We also compete with internet sellers of jewelry. Because of the breadth and depth of this competition, we are constantly under competitive pressure that both constrains pricing and requires extensive merchandising efforts in order for us to remain competitive.

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

As of March 26, 2011, we had 64 leased retail stores, which includes the capital lease of our Canadian headquarters and Montreal flagship store. The leases are generally for a term of five to ten years, with rent being a fixed minimum base plus, for a majority of the stores, a percentage of the store’s sale volume (subject to some adjustments) over a specified threshold. We have generally been successful in negotiating leases for new stores and lease renewals as our current leases near expiration. However, our business, financial condition, and operating results could be adversely affected if we are unable to continue to negotiate favorable lease and renewal terms.

Our strategy to develop the Birks product brand through international expansion may add complexity to our operations and may require additional capital or strain our resources and adversely impact our financial results and liquidity

One of our strategies is to continue to develop the Birks product brand through expansion of all sales channels including international channels of distribution. The expansion into markets outside of Canada and the United States would add complexity to our operations and may require additional capital or strain our resources and adversely impact our financial results and our liquidity. International expansion would place increased demands on our operational, managerial and administrative resources at all levels of the Company. These increased demands may cause us to operate our business less efficiently, which in turn could cause deterioration in our performance or could adversely affect our inventory levels. Furthermore, our ability to conduct business in international markets may be adversely affected by legal, regulatory, political and economic risks. Any international expansion strategy could also be adversely impacted by the global economy or the economy of the region of the world in which the Company chooses to expand. If we expand internationally, we may incur significant costs related to starting up and maintaining foreign operations. Costs may include, but are not limited to obtaining prime locations for stores, setting up foreign offices and distribution centers, as well as hiring experienced management. We may be unable to open and operate new stores successfully, or we may face operational issues that could delay our intended pace of international store openings. These additional costs may require the Company to raise additional cash through the issuance of additional equity or debt financing which if the Company is not able to obtain at a sufficient level to fund the operation could negative impact the availability of funding to operate the operations of the Company.

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

Future issuances or sales of a substantial number of our Class A voting shares by us, Montrovest, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair our ability to raise capital through future issuances of equity securities. As of May 31, 2011, we had 3,673,615 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.

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

Significant price and value fluctuations have occurred in the past with respect to the securities of retail jewelry and related companies. In addition, because the public float of our Class A voting shares is relatively small, the market price of our Class A voting shares is likely to be volatile. There is limited trading volume in our Class A voting shares, rendering them subject to significant price volatility. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies, and that has often been unrelated to the operating performance of such companies. A number of other factors, many of which are beyond our control, could also cause the market price of our Class A voting shares to fluctuate substantially. In the past, following periods of downward volatility in the market price of a company’s securities, class action litigation has often been pursued. If our Class A voting shares were similarly volatile and litigation was pursued against us, it could result in substantial costs and a diversion of our management’s attention and resources.

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

We are subject to reporting obligations under U.S. securities laws. Beginning with our Annual Report on Form 20-F for fiscal 2008, Section 404 of the Sarbanes-Oxley Act requires us to prepare a management report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over our financial reporting is not effective. If at any time in the future, we are unable to assert that our internal control over financial reporting is effective, market perception of our financial condition and the trading price of our stock may be adversely affected and customer perception of our business may suffer, all of which could have a material adverse effect on our operations.

If the costs and burden of being a public company outweigh its benefits, we may in the future decide to discontinue our status as a publicly traded company.

As a public company, we currently incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission and the NYSE AMEX Stock Market, have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls as well as mandating certain corporate governance practices. Our management and other personnel devote a substantial amount of time and financial resources to these compliance initiatives. As such, if it is determined in the future that the costs and efforts of being a public company outweigh the benefits of being a public company, we may decide to discontinue our status as a publicly traded or registered company.

Item 4.	Information on the Company

THE COMPANY

Corporate History and Overview

Birks & Mayors is a leading North American luxury jewelry brand which designs, develops, makes and retails fine jewelry, time pieces, sterling silver and gifts. As of May 31, 2011, Birks & Mayors operated 61 luxury jewelry stores, 32 stores under the Birks brand, located in all major cities across Canada, two retail locations in Calgary and Vancouver under the Brinkhaus brand, 26 stores under the Mayors brand, located in Florida and Georgia, and 1 store under the Rolex brand name. As a luxury jeweler, most of our jewelry products are made of 18 karat gold, platinum or sterling silver, with or without precious gemstones, with significant emphasis on quality craftsmanship and distinctive design. For fiscal 2011, we had net sales of $270.9 million.

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

Between August 2002 and November 2005, it became apparent to both Mayors and Birks management that it was in the best interests of the shareholders to combine the two companies. Management believed that such combination would create a stronger capital base, improve operating efficiencies, reduce the impact of regional issues, simplify the corporate ownership of Mayors, eliminate management and board of directors’ inefficiencies with managing intercompany issues, and possibly increase shareholder liquidity. Upon the consummation of the merger on November 14, 2005, each outstanding share of Mayors common stock not then owned by Birks was converted into 0.08695 Class A voting shares of Birks. As a result of the merger, Mayors common stock ceased trading on the American Stock Exchange (“AMEX”) and Birks & Mayors began trading on the AMEX, which is now known as the NYSE Amex LLC (“NYSE Amex”), under the trading symbol “BMJ.” Following the merger, Birks & Mayors worked very diligently to fully integrate the Birks business with Mayors. As a result of the merger, we believe the combined company has improved operational efficiencies and diversity and depth of its products and distribution capabilities.

Since the beginning of fiscal 2009, we invested approximately $9.4 million of capital expenditures primarily associated with leasehold improvements, fixturing, and the opening of new stores. We expect to invest an additional $5 million of capital expenditures in fiscal 2012 of which approximately 20% will be in the U.S. and 80% will be in Canada. We expect to finance these expenditures mainly from our senior secured revolving credit facility.

During fiscal 2011, we closed one of our Birks stores located in Scarborough, Ontario and opened a new store located in Orlando, Florida operating under the Rolex brand name. During fiscal 2010, we closed two of our Mayors stores located in Palm Beach, Florida and Miami, Florida and four of our Birks stores located in Victoria, British Columbia, St. Catherines, Ontario, Edmonton, Alberta and Surrey, British Columbia. During fiscal 2010, we also opened a new Mayors store located in Palm Beach Gardens, Florida operating under the name Mayors by Birks. In May 2009, we also discontinued production at our Rhode Island manufacturing facility in order to reduce operating expenses and operate more efficiently by consolidating more of our production activities into our Montreal facility and by purchasing finished goods from third parties. The Rhode Island facility was sold during fiscal 2011. Subsequent to year end, during April and May 2011, we closed three Mayors stores located in Fort Myers, Florida, Sanford, Florida and Jensen Beach, Florida.

Our sales are divided into two principal product categories: jewelry and timepieces. Jewelry also includes sales of other product offerings we sell such as giftware, as well as repair and custom design services.

The following table compares our sales of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 26, 2011		March 27, 2010		March 28, 2009
Jewelry and other	$159,306	58.8%	$151,438	59.4%	$158,109	58.4%
Timepieces	111,642	41.2%	103,619	40.6%	112,787	41.6%

Total	$270,948	100.0%	$255,057	100.0%	$270,896	100.0%

The following table sets forth our operations in geographic markets in which we operate (dollars in thousands):

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
Net sales
Canada	$144,903	$135,402	$131,948
U.S.	126,045	119,655	138,948

Total revenues	$270,948	$255,057	$270,896

Long-lived assets
Canada	$20,232	$22,204	$21,701
U.S.	7,366	8,520	12,345

Total long-lived assets	$27,598	$30,724	$34,046

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

Our Canadian stores, operating under the Birks and Brinkhaus brands, carry a large selection of brand name timepieces, including our own proprietary watch line as well as timepieces made by Baume & Mercier, Cartier, Corum, Gucci, Jaeger Le Coultre, Longines, Montblanc, Omega, Rado, Rolex, Tag Heuer, and Tissot. We also carry an exclusive collection of high quality jewelry and timepieces that we manufacture. We emphasize our own jewelry offerings and particularly our signature designers, including Esty and Toni Cavelti, but also include designer jewelry made by Aaron Basha, Andrea Candela, Damiani, DiModolo, Gucci, Ivanka Trump, Kwiat, Ladyheart, Marco Bicego, Roberto Coin, and Van Cleef & Arpels, which are exclusive to our stores in Canada. Our two Brinkhaus retail locations also offer Ebel, IWC, Omega, Panerai, Patek Phillip, and Rolex timepieces. We also offer a variety of high quality giftware, including writing instruments made by Cartier and Montblanc.

Our U.S. stores, operating under the Mayors brand, carry a large selection of prestigious brand name timepieces, including Baume & Mercier, Breitling, Cartier, Corum, Gucci, Jaeger Le Coultre, Longines, Montblanc, Omega, Patek Philippe, Panerai, Rado, Rolex, Tag Heuer and Zenith. Designer jewelry offerings in our stores operating under the Mayors brand include jewelry made by Aaron Basha, Andrea Candela, Charriol, Damiani, DiModolo, Ivanka Trump, Kwiat, Lady Heart, Mikimoto, Roberto Coin, Toni Cavelti, Van Cleef & Arpels and a variety of high quality giftware, including writing instruments made by Cartier and Montblanc. In addition, stores operating under the Mayors brand carry Birks brand timepieces and jewelry products on an exclusive basis in their markets. Our Rolex store offers exclusively Rolex brand timepieces.

We have one primary channel of distribution: the retail division, which accounts for approximately 95% of net sales, as well as three other channels of distribution, including our corporate sales, internet and wholesale division, which combined account for approximately 5% of net sales.

Product Design, Development, Sourcing and Manufacturing

We established a product development process that supports our strategy to further develop and enhance our product offering in support of the Birks brand development. The centerpiece of this process is our Design Review Committee, which ultimately approves all new product designs and introductions. During fiscal 2011, fiscal 2010, and fiscal 2009, approximately 19%, 23%, and 34%, respectively, of our jewelry product acquired for sale were internally designed, sourced or manufactured. Products that are not designed and internally manufactured are sourced from suppliers worldwide, enabling us to sell an assortment of fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procures distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our gemstone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

We have manufacturing facilities in Montreal and Florida that enable us to offer unique, exclusive and high-quality products through an efficient supply chain. The manufacturing facilities in Montreal and Florida occupy space within our corporate buildings, which we lease subject to lease agreements (see “Properties” below for more information). The products produced at these two facilities are primarily diamond jewelry with a focus on bridal jewelry. The current production capabilities at these two facilities are not limited to our current production levels and we believe we have the capacity to meet future anticipated growth. Our manufacturing capabilities provide quality control; image enhancement by enabling us to promote our craftsmanship and exclusive design and manufacturing capabilities; improved economics by retaining the margin that would otherwise be paid to a third party provider; and capability to provide customized and/or special design jewelry for customers.

The Montreal facility is the largest in volume of our manufacturing facilities and is involved in all aspects of manufacturing fine jewelry with the exception of the cutting of rough diamonds and other precious stones. The facility focuses on manufacturing stone set jewelry. The Florida facility focuses on specific types of stone set jewelry and hand-made one of a kind jewelry pieces. From fiscal 2005 to fiscal 2009, we had a Rhode Island factory that was involved in the production of silver and gold jewelry, as well as stone set jewelry, however, production was discontinued at this facility in May 2009 with much of the production transferred to our Montreal facility, or outsourced to third parties.

Availability of Products

Although purchases of several critical raw materials, notably platinum, gold, silver, diamonds, pearls and gemstones, are made from a relatively limited number of sources, we believe that there are numerous alternative sources for all raw materials used in the manufacture of our finished jewelry, and that the failure of any principal supplier would not have a material adverse effect on our operations. Any material changes in foreign or domestic laws and policies affecting international trade may have a material adverse effect on the availability of the diamonds, other gemstones, precious metals and non-jewelry products we purchase. Significant changes in the availability or prices of diamonds, gemstones and precious metals we require for our products could adversely affect our earnings. Furthermore, both the supply and price of diamonds are significantly influenced by a single entity, the Diamond Trading Corporation. We do not maintain long-term inventories or otherwise hedge a material portion of the price of raw materials. A significant increase in the price of these materials could adversely affect our net sales, gross margin and earnings. However, in the event of price increases, we will generally attempt to pass along any price increases to our customers.

In fiscal 2011, we purchased jewelry, timepieces and giftware for sale in our stores from over 200 suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers, like Rolex, are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our key vendors, especially Rolex, or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business. In fiscal 2011, merchandise supplied by Rolex and sold through our stores operating under the Mayors, Rolex and Brinkhaus brands accounted for approximately 24% of our total net sales. If Rolex terminated its distribution agreement with us, such termination would have a material adverse effect on our business, financial condition and operating results. We believe that current relationships with our key vendors are good.

Seasonality

Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher sales than any other quarter during the year. Sales in the first, second, third and fourth quarters in fiscal 2011 were 22%, 19%, 36% and 23%, respectively. Sales by quarter in fiscal 2010 were 21%, 19%, 35%, and 25%, respectively.

Retail Operations, Merchandising and Marketing

General

We believe we are differentiated from most of our competitors because we offer distinctively designed, exclusive products and a selection of distinctive high quality merchandise at a wide range of price points. We keep the majority of our inventory on display in our stores rather than at our distribution facility. Although each store stocks a representative selection of jewelry, timepieces, giftware and other accessories, certain inventory is tailored to meet local tastes and historical merchandise sales patterns of specific stores.

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

Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks private label credit card accounted for approximately 11% of our net sales during fiscal 2011 while sales under the Mayors private label credit card and Mayors proprietary credit card represented approximately 11% of our net sales during fiscal 2011. Sales under the Birks and Mayors private label credit cards are generally made without credit recourse to us. However, we are permitted to ask the bank to approve credit purchases under these private label credit cards, for which the bank holds credit recourses if the customer does not pay. These recourse credits are limited to 25% and 20% of the nonrecourse credit issued by the banks for the private label Birks credit card and Mayors credit card, respectively. Receivables generated on sales under the Mayors proprietary credit card are recorded on our balance sheet and we maintain the full credit risk.

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

Competition

Our research indicates that the North American retail jewelry industry is approximately a $66 billion industry and is highly competitive and fragmented, with a few very large national and international competitors and many medium and small regional and local competitors. The market is also fragmented by price and quality. Although Birks and Mayors are luxury jewelry brands, we compete with companies within and outside of this segment. Our competitors include national and international jewelry chains as well as independent regional and local jewelry retailers. We also compete with other types of retailers such as department stores and specialty stores and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, televised home shopping networks, and Internet sites. Many of these competitors have greater financial resources than we do. We believe that competition in our markets is based primarily on the total brand experience including trust, quality craftsmanship, product design and exclusivity, product selection, service excellence, including after sales service, and, to a certain extent, price. With the current consolidation of the retail industry, we believe that competition with other general and specialty retailers and discounters will continue to increase. Our success will depend on various factors, including general economic and business conditions affecting consumer spending, the performance of national and international retail operations, the acceptance by consumers of our merchandising and marketing programs, store locations and our ability to properly staff and manage our stores.

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

Organizational Structure

The following chart sets forth our ownership interest in each of our significant subsidiaries as of March 26, 2011:

Name	Jurisdiction of Incorporation	Ownership and Voting Interest
Mayor’s Jewelers, Inc.	Delaware	100%
Mayor’s Jewelers of Florida, Inc.	Florida	100%

Properties

Our head office is in Montreal, Québec. On December 12, 2000, we sold our head office building for Cdn$14,250,000 to Anglo Canadian Investments, L.P. As a condition of the transaction, we agreed that we would lease, on a net basis, the entire property from the purchaser, acting as landlord. We entered into a lease agreement pursuant to which we lease the office building, including the Montreal flagship store, for a term of 20 years ending December 11, 2020. The net annual rental rate was Cdn$1,830,125 (approximately $1.9 million U.S. dollars) for the period terminating on December 11, 2010, and increases on a compounded basis by 10% on each third annual anniversary date thereafter (except for the last two years when no increase will take place). The lease is an absolute triple net lease to the landlord, and we are responsible for any and all additional expenses, including, without limitation, taxes and structural expenses. Subject to specific terms and conditions, we have four options to renew and extend the term of the lease for four further terms of five years each, except for the last option which is five years less eleven days, terminating on November 30, 2040. Subject to specific terms and conditions, we also have two options to purchase the premises, which may be exercised no later than six months prior to the end of the fifteenth year of the term of the lease and the end of the twentieth year of the term of the lease, respectively.

Our U.S. operations are managed through a local headquarters located in Tamarac, Florida. We entered into a lease agreement for this location for a term of 15 years terminating on November 30, 2020. The current net annual rental rate is $622,063 for the period ending November 30, 2011. We have two options to renew for five years each.

We lease all of our other store locations. We believe that all of our facilities are well maintained and in good condition and are adequate for our current needs. We are actively reviewing all leases that expire in the next 12 months to determine whether to renew the leases.

Following is a listing of all our properties as of March 26, 2011:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores

Canada:
Bayshore Centre	2,544	September 2013	Ottawa, ON
Bloor	15,620	September 2014	Toronto, ON
Brinkhaus	1,946	October 2012	Calgary, AB
Brinkhaus	750	February 2014	Vancouver, BC
Carrefour Laval	3,391	August 2012	Laval, QC
Chinook Shopping Centre	2,342	March 2015	Calgary, AB
Cornwall Centre	2,349	April 2015	Regina, SK
Willowdale Fairview Mall	2,351	August 2013	North York, ON
Fairview Pointe-Claire	4,210	January 2012	Pointe-Claire, QC
First Canadian Place	2,243	May 2016	Toronto, ON
Halifax	3,316	January 2014	Halifax, NS
Lime Ridge Mall	2,450	January, 2013	Hamilton, ON
Edmonton Manulife Centre	4,196	November 2014	Edmonton, AB
Montreal Flagship Store	19,785	December 2020	Montreal, QC
Oakridge Shopping Centre	2,244	May 2013	Vancouver, BC
Oakville Place	2,801	March 2014	Oakville, ON
Park Royal	3,537	September 2012	West Vancouver, BC
Place Ste-Foy	2,366	June 2017	Ste-Foy, QC
Promenades St-Bruno	2,346	February 2013	St-Bruno, QC
Rideau Centre	7,251	April 2014	Ottawa, ON
Richmond Centre	1,562	April 2012	Richmond, BC
Rockland Centre	3,019	August 2013	Mount Royal, QC
Saskatoon	3,486	October 2013	Saskatoon, SK
Sherway Gardens	4,611	February 2017	Etobicoke, ON
Southcentre Shopping Centre	3,029	August 2014	Calgary, AB
Southgate Shopping Centre	2,915	September 2013	Edmonton, AB
Square One	3,360	April 2012	Mississauga, ON
St-John	2,038	August 2015	St-John, NB
Toronto Dominion Square	7,895	October 2011	Calgary, AB
Toronto Eaton Centre	4,552	April 2012	Toronto, ON
Vancouver	20,221	January 2015	Vancouver, BC
Victoria	1,561	December 2016	Victoria, BC
Winnipeg	3,187	February 2023	Winnipeg, MB
Yorkdale	2,530	April 2015	Toronto, ON

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores

United States:
Altamonte Mall	5,782	January 2012	Altamonte Springs, FL
Aventura Mall	3,447	January 2017	N. Miami Beach, FL
Bell Tower Shops(1)	4,578	April 2011	Fort Myers, FL
Town Center at Boca Raton	5,878	January 2017	Boca Raton, FL
Westfield Brandon	4,110	June 2015	Brandon, FL
Broward Mall	2,236	January 2012	Plantation, FL
Westfield Citrus Park	3,953	January 2012	Tampa, FL
Coconut Point	3,522	November 2016	Estero, FL
Dadeland Mall	5,700	January 2017	Miami, FL
The Falls	1,643	January 2014	Miami, FL
Florida Mall	5,070	March 2012	Orlando, FL
The Galleria at Fort Lauderdale	5,954	July 2016	Ft. Lauderdale, FL
The Gardens Mall	5,099	January 2020	Palm Beach Gardens, FL
International Plaza	5,583	January 2012	Tampa, FL
Lenox Square Mall	2,991	September 2018	Atlanta, GA
Lincoln Road	4,250	May 2014	Miami Beach, FL
Mall of Georgia	3,486	January 2013	Buford, GA
Mall at Millenia	4,532	January 2013	Orlando, FL
Mall at Wellington Green	4,001	January 2012	Wellington, FL
Miami International Mall	3,246	January 2016	Miami, FL
North Point Mall	4,752	January 2012	Alpharetta, GA
PGA Commons	5,197	April 2014	Palm Beach Gardens, FL
Rolex Store in Mall at Millenia	1,171	January 2020	Orlando, FL
Seminole Towne Center(2)	3,461	May 2011	Sanford, FL
Phipps Plaza	2,182	January 2013	Atlanta, GA
Westfield Southgate	4,605	January 2012	Sarasota, FL
Treasure Coast Square(2)	2,607	May 2011	Jensen Beach, FL
Village of Merrick Park	4,894	January 2013	Coral Gables, FL
Weston Commons	4,000	July 2017	Weston, FL
St-John’s Town Center	3,458	October 2017	Jacksonville, FL

Other Properties
Tamarac Corporate office	47,851	November 2020	Tamarac, FL
Montreal Corporate office	58,444	December 2020	Montreal, QC
Dorval Distribution Center– Montreal	7,667	March 2014	Dorval, QC

(1)	Location closed April 2011
(2)	Location closed May 2011

Total annual base rent for the above locations for fiscal 2011 was approximately $18 million.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

Overview

Birks & Mayors is a leading designer, maker and purveyor of luxury jewelry, timepieces and giftware in the U.S. and Canada. As of March 26, 2011, our retail operation’s total square footage was approximately 274,298. The average square footage of our three Birks flagship stores in Canada was approximately 18,500, while the average square footage for all other Birks retail stores in Canada was approximately 3,200. The average square footage of our two Brinkhaus locations was 1,800, while the average square footage of our Mayors retail stores was approximately 4,100.

We operate our business in two geographic areas, Canada and the Southeastern U.S. We have two reportable segments, “Retail” and “Other.” “Retail” is comprised of all our retail operations in the U.S. and Canada on a combined basis. In Canada, we operate stores under the Birks brand and two stores under the Brinkhaus brand. In the Southeastern U.S., we operate stores under the Mayors brand and one store under the Rolex brand. “Other” consists primarily of our corporate sales division, which services business customers by providing them unique items for recognition programs, service awards and business gifts. Also included in “Other” is manufacturing, which manufactures unique products primarily for the retail segment of our business, wholesale, internet and gold exchange, which buys gold and other precious metals from customers and sells the gold to refiners.

Our net sales are comprised of revenues, net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, private label and proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average retail sale. For fiscal 2011, fiscal 2010, and fiscal 2009, our total average retail sale was $1,448, $1,358 and $1,172, respectively, which excludes service and repair transactions.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses. Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes, as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. Selling, general and administrative expenses (SG&A) include, but are not limited to, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resources and training expenses. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both our retail brands and the Birks product brand. Marketing has historically represented a significant portion of our SG&A. As a percentage of sales, marketing expenses represented 2.9%, 3.7% and 3.9% of sales for fiscal 2011, 2010 and 2009, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amount of these indirect costs in SG&A was approximately $3.5 million, $3.4 million and $3.9 million for fiscal 2011, 2010 and 2009, respectively. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles.

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

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•

execute our merchandising strategy to increase net sales and maintain and eventually expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, manufacture or source products;

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

•	continue to develop the Birks product brand through expansion of all sales channels including international channels of distribution;

•

provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships; and

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability.

Foreign Currency

Because we have operations in the U.S. and Canada, our results are affected by foreign exchange rate changes. Revenue and expenses incurred in Canadian dollars are translated into U.S. dollars for reporting purposes. Changes in the value of the Canadian dollar compared to the U.S. dollar between periods may materially impact our results and may materially affect period over period comparisons. Over the past several years, the value of the Canadian dollar has varied significantly compared to the U.S. dollar which, for reporting purposes, in some instances, has resulted in material fluctuations in our net sales, expenses and our profits from our Canadian operations, when expressed in U.S. dollars. As of March 26, 2011, we had not hedged these foreign exchange rate risks.

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

The percentage increase (decrease) in comparable stores sales for the periods presented below is as follows:

	Fiscal Year Ended
	March 26, 2011	March 29, 2010	March 28, 2009
Canada	2%	(1)%	(7)%
U.S.	1%	(12)%	(19)%

Total	2%	(6)%	(14)%

The increase in comparable store sales during fiscal 2011 was primarily related to an increase in our average sale transaction in both the U.S. and Canada as demand for luxury retail products began to slowly increase in both Canada and the U.S.

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

Results of Operations

The following is a discussion of factors affecting our results of operations for fiscal 2011 and fiscal 2010. This discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

Fiscal 2011 Compared to Fiscal 2010

The following table sets forth, for fiscal 2011 and for fiscal 2010, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010
	(In thousands)
Net sales	$270,948	$255,057
Cost of sales	154,853	150,606

Gross profit	116,095	104,451

Selling, general and administrative expenses	107,231	106,252
Impairment of long-lived assets	—	1,353
Depreciation and amortization	5,267	5,192

Total operating expenses	112,498	112,797

Operating income (loss)	3,597	(8,346)
Interest and other financial costs	11,319	11,127

Loss before income taxes	(7,722)	(19,473)
Income tax expense (benefit)	24	(2)

Net loss	$(7,746)	$(19,471)

Net Sales

	Fiscal Year Ended
	March 26, 2011	March 27, 2010
	(In thousands)
Net sales—Retail	$257,150	$241,819
Net sales—Other	13,798	13,238

Total Net Sales	$270,948	$255,057

Net Sales. Net sales for fiscal 2011 were $270.9 million, an increase of $15.9 million, or 6.2% as compared to fiscal 2010. The increase in net sales was primarily driven by a 2% increase in comparable store sales as well as the impact of sales from one new store opened at the end of fiscal 2010 and one new store opened during fiscal 2011 and sales generated from three temporary outlet stores for six months during fiscal 2011 partially offset by lower sales related to the closing of six underperforming stores during fiscal 2010. Also impacting the increase in sales in fiscal 2011 was $9.6 million of higher sales related to translating the sales of our Canadian operations into U.S. dollars due to the stronger Canadian dollar.

Gross Profit

	Fiscal Year Ended
	March 26, 2011	March 27, 2010
	(In thousands)
Gross Profit—Retail	$113,131	$102,752
Gross Profit—Other	2,964	1,699

Total Gross Profit	$116,095	$104,451

Gross Profit. Gross profit was $116.1 million for fiscal 2011 compared to $104.5 million for fiscal 2010. The gross profit margin as a percentage of net sales was 42.8% for fiscal 2011 compared to 41.0% for fiscal 2010. The 180 basis point increase in gross profit margin was primarily attributable to reduced promotional pricing associated with the improving economic environment in both the U.S. and Canada. Also contributing to the $11.6 million increase in gross profit in fiscal 2011 compared to fiscal 2010 was $4.6 million of higher gross profit related to translating the gross profit of our Canadian operations into U.S. dollars due to the stronger Canadian dollar. The increase in Gross Profit—Other reflects higher gross profit generated from improved manufacturing efficiencies and higher gross profits related to customer gold exchange activities, primarily in Canada.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $107.2 million, or 39.6% of net sales, for fiscal 2011 compared to $106.3 million, or 41.7% of net sales, for fiscal 2010. The $0.9 million increase in SG&A during fiscal 2011, as compared to fiscal 2010, was primarily driven by $3.8 million of higher expenses related to foreign currency translation and $1.1 million of lease termination costs related to early lease termination fees for three underperforming stores set to close at the beginning of our next fiscal year partially offset by a $1.9 million reduction in marketing expenses, $1.4 million of lower general operating expenses resulting from our continued efforts to reduce general corporate overhead costs and $0.7 million of lower compensation expenses primarily related to savings associated with the closure of six stores during fiscal 2010 partially offset by compensation expense for one store opened at the end of fiscal 2010 and one store opened during fiscal 2011 as well as compensation expense related to the operation of three temporary store locations for six months during the current fiscal year.

Depreciation and Amortization. Depreciation and amortization expense during fiscal 2011 was $5.3 million compared to $5.2 million during fiscal 2010. The $0.1 million increase was primarily due to $0.2 million of higher expenses related to foreign currency translation.

Interest and Other Financial Costs. Interest and other financial costs were $11.3 million for fiscal 2011 compared to $11.1 million for fiscal 2010. The $0.2 million increase was primarily associated with $0.4 million of higher costs related to foreign currency translation partially offset by the impact of a lower level of average total debt.

Income Tax Expense (benefit). Income tax expense was $24,000 for fiscal 2011, as compared to an income tax benefit of $2,000 for fiscal 2010. The relatively low amount of tax expense (benefits) in fiscal 2011 and 2010 is due to valuation allowances being maintained on the total value of deferred tax assets generated by our U.S and Canadian operations.

Fiscal 2010 Compared to Fiscal 2009

The following table sets forth, for fiscal 2010 and for fiscal 2009, the amounts for certain items in our consolidated statements of operations.

	Fiscal Year Ended
	March 27, 2010	March 28, 2009
	(In thousands)
Net sales	$255,057	$270,896
Cost of sales	150,606	155,297

Gross profit	104,451	115,599

Selling, general and administrative expenses	106,252	113,990
Impairment of goodwill and long-lived assets	1,353	13,555
Depreciation and amortization	5,192	6,212

Total operating expenses	112,797	133,757

Operating loss	(8,346)	(18,158)
Interest and other financial costs	11,127	9,967

Loss before income taxes	(19,473)	(28,125)
Income tax expense (benefit)	(2)	32,854

Net loss	$(19,471)	$(60,979)

Net Sales

	Fiscal Year Ended
	March 27, 2010	March 28, 2009
	(In thousands)
Net sales—Retail	$241,819	$258,026
Net sales—Other	13,238	12,870

Total Net Sales	$255,057	$270,896

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

Impairment of Goodwill and Long-Lived Assets. During fiscal 2010, we recognized non-cash impairment losses of $1.4 million related to underperforming retail stores and assets held for sale. During fiscal 2009, we recorded an $11.2 million non-cash goodwill impairment charge and $2.3 million of non-cash charges associated with the impairment of long-lived assets at certain of our U.S. retail locations and our manufacturing facility in Rhode Island. For further discussion, see Note 3 “Significant Accounting Policies” to our consolidated financial statements.

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

Liquidity and Capital Resources

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependant upon our ability to maintain positive excess availability under our senior credit facilities. During fiscal 2009, we negotiated an amendment and extension of our senior secured revolving credit facility. Our $160 million senior secured revolving credit facility, which was set to expire on January 19, 2009, was amended and extended for a total of $132 million and bears interest at a floating rate of LIBOR plus 2.5% to LIBOR plus 3.0% (based on excess availability thresholds) for up to a $124 million tranche of the facility and in the range of LIBOR plus 4.5% to LIBOR plus 5.0% (based on excess availability thresholds) for an $8 million tranche of the facility. In addition, we obtained a $13 million secured term loan that is subordinated in lien priority to our senior secured revolving credit facility and bears interest at a rate of the greater of 16% per annum or one-month LIBOR based rate plus 12%. During fiscal 2011, the $13.0 million senior secured term loan was reduced to $12.5 million as a result of a $0.5 million principal repayment to the lender. These two credit facilities have a three-year term expiring in December 2011 and are primarily used to finance working capital, capital expenditures and provide liquidity to fund our day-to-day operations and for other general corporate purposes. The terms of the senior secured credit facilities provide that no financial covenants are required to be met other than maintaining positive excess availability at all times. Our excess borrowing capacity was $20.5 million as of March 26, 2011 and $17.9 million at March 27, 2010.

Both our senior secured revolving credit facility lender and our senior secured term loan lender may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility lender may impose at its reasonable discretion, however, our senior secured term loan lender’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the senior secured credit facility availability. While no such reserve was imposed during fiscal 2011 and fiscal 2010, in fiscal 2009, from February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million. While our senior secured revolving credit facility lender has not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of our inventory is periodically assessed by our lenders and based upon these reviews our borrowing capacity could be significantly increased or decreased. Another factor impacting our excess availability includes, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease our borrowing availability. In addition, as a jeweler and specialty retailer, our business is seasonal in nature. Accordingly, our debt levels and inventory levels fluctuate significantly during the fiscal year impacting the level of our borrowing availability throughout the year. Furthermore, a $15 million, a $7.5 million and a $2.5 million seasonal availability block was imposed by the senior secured revolving credit facility lender and the senior secured term loan lender each year from December 20th to January 20th, from January 21st to February 10th and from February 11th to February 20th, respectively. These block amounts, however, have been amended subsequent to our fiscal year as discussed below. Both our senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans by which if we are in default with any other loan the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

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

In June 2011, subsequent to our fiscal year end, we executed an amendment and extension of our $132 million senior secured revolving credit facility and $12.5 million senior secured term loan, which was set to expire in December 2011. Our $132 million senior secured revolving credit facility was amended and extended for a total of $115 million and bears interest at a floating rate of LIBOR plus 2.25% to LIBOR plus 3.0% (based on excess availability thresholds and interest coverage thresholds). The $12.5 million senior secured term loan was amended and extended for a total of $18 million and is subordinated in lien priority to our senior secured revolving credit facility and bears interest at a rate of the greater of 11% per annum or one-month LIBOR based rate plus 8%. These two credit facilities have a four-year term expiring in June 2015 and will be used to finance working capital, capital expenditures and provide liquidity to fund our day-to-day operations and for other general corporate purposes. The terms of the amended senior secured credit facilities provide that no financial covenants are required to be met other than maintaining positive excess availability at all times.

Under the terms of the amended and restated facilities, both our senior secured credit facility administrative agent and our senior secured term loan administrative agent may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility administrative agent may impose at its reasonable discretion, however, our senior secured term loan administrative agent’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the term loan borrowing capacity. Furthermore, a $12.5 million, and a $5.0 million seasonal availability block are imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both our senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans by which if we are in default with any other loans, the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

Borrowings under our senior secured revolving credit facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010
	(In thousands)
Senior secured revolving credit facility availability	$82,438	$82,414
Borrowing at period end	61,928	64,520

Excess borrowing capacity at period end	$20,510	$17,894

Average outstanding balance during the period	$69,907	$83,112
Average excess borrowing capacity during the period	$16,832	$12,890
Maximum borrowing outstanding during the period	$90,636	$98,763
Minimum excess borrowing capacity during the period	$7,017	$3,132
Weighted average interest rate for period	3.8%	3.7%

In addition to the previously mentioned financing arrangements, we had other outstanding loans as of March 26, 2011, which primarily consisted of a Cdn$10.0 million seven year secured term loan from Investissement Québec that bears interest at a rate of prime plus 5.5% per annum, which equated to 8.5% at March 26, 2011 and is repayable in 48 equal payments of Cdn$208,333 beginning in April 2012; a Cdn$1.7 million non-interest bearing note payable associated with our acquisition of two Brinkhaus stores in November 2007 which was paid in full in April 2011, a Cdn$2.0 million secured term loan with Investissement Québec bearing interest at a rate of prime plus 3.5% per annum (which equated to 6.5% at March 26, 2011) and repayable in thirty-six monthly installments of Cdn$55,000, and a $5.0 million cash advance from our controlling shareholder, Montrovest. This advance is convertible into a convertible debenture or Class A voting shares in the event of a private placement or, is repayable upon demand by Montrovest once conditions stipulated in our senior credit facilities permit such a payment. These cash advances bear interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance shall be paid to Montrovest. Commensurate with the amendment of our senior credit facilities, in June 2011, we amended the terms of the $5.0 million cash advance, reducing the annual interest rate to 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%. In addition, the amended terms (i) eliminated the 7% fee required to be paid to Montrovest upon conversion of the advance into a convertible debenture or Class A voting shares, (ii) eliminated the convertibility of the cash advance into a convertible debenture or Class A voting share in the event of a private placement and (iii) allowed for the one-time payment of a closing fee of $75,000.

Net cash provided by operating activities was $10.3 million during fiscal 2011 as compared to $29.2 million during fiscal 2010. The decrease in cash flows generated from operations during fiscal 2011 was primarily the result of a smaller reduction in the level of inventories and the increase in the level of accounts payable being smaller in the current fiscal year, partially offset by a decrease in our loss from operations. The decrease in inventory, though smaller than the prior year decrease, reflected our aggressive management of inventory levels in our retail stores evidenced by a 6% decrease in comparable store inventory levels. The increase in the level of accounts payable was primarily associated with an increase in the level of inventory purchases during the last two months of the fiscal year compared to the prior year.

Net cash provided by (used in) operating activities was $29.2 million during fiscal 2010 as compared to $(31,000) during fiscal 2009. The increase in cash flows generated from operations during fiscal 2010 was primarily the result of a reduction in the level of inventories and accounts receivable and a higher level of accounts payable, partially offset by the loss from operations. The decrease in inventory reflected our aggressive management of inventory levels in our retail stores and lower inventory associated with the closure of six stores during fiscal 2010. The increase in accounts payable was associated with a five-year distribution agreement with Damiani International B.V. (“Damiani”) in which we purchased $10.6 million of jewelry products with payments to be made on annual basis equal to the greater of the cost value of the products sold during the previous year or a minimum annual payment, totaling $5.6 million during the term of the agreement and the right to return up to $5.0 million of any unsold Damiani products to Damiani at the end of the term of the agreement. Funds required to make payments under this agreement are expected to be generated from the sale of products received as part of this agreement and any returns of products to Damiani in accordance with the distribution agreement.

During fiscal 2011, net cash used in investing activities was $1.6 million, consistent with the $1.6 million used during fiscal 2010. The $3.4 million decrease in net cash used in investing activities from $5.0 million in fiscal 2009 to $1.6 million in fiscal 2010 was primarily related to a decrease in store renovations and related capital expenditures during fiscal 2010 as a result of the economic slowdown in the U.S. and Canada.

Net cash used in financing activities was $8.9 million in fiscal 2011, as compared to $26.4 million during fiscal 2010. The $17.5 million reduction in cash flows used in financing activities was primarily due to a more significant reduction in the level of funding under our senior secured revolving credit facility used to finance day-to-day operations in fiscal 2010 as a result of a higher level of cash flows generated from operating activities. The $30.5 million difference in financing cash flows between fiscal 2010 and 2009, as a result of $26.4 million of net cash being used in financing activities in fiscal 2010 compared to $4.1 million in cash flows being provided by financing activities in fiscal 2009.

The following table details capital expenditures in fiscal 2011, 2010 and 2009:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
	(In thousands)
New stores and renovations	$1,373	$803	$2,937
Electronic equipment, computer hardware and software	1,284	725	1,058
Furniture and fixtures	134	126	235
Manufacturing equipment	55	87	280
Other	168	147	153

Total capital expenditures(1)	$3,014	$1,888	$4,663

(1)	Includes capital expenditures financed by capital leases of $322,000 in fiscal 2011, $75,000 in fiscal 2010, and $1.4 million in fiscal 2009.

Capital expenditures for fiscal 2012 are projected to be approximately $5 million and are expected to be used for items described in the preceding table. The expected source of funds for the projected fiscal 2012 capital expenditures is our senior secured revolving line of credit.

Maintenance of sufficient availability of funding through an adequate amount of committed financing is necessary for us to fund our day-to-day operations. Our ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, or to fund planned capital expenditures and store operations will depend on our ability to maintain adequate levels of available borrowing and our future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond our control. We believe that we currently have sufficient working capital to fund our operations. This belief is based on certain assumptions about the state of the economy, the availability of borrowings to fund our operations and estimates of projected operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

Research and development, patents and licenses, etc

None.

Trend information

The extensive weakening of the U.S. and global economies that began in fiscal 2009 continued into fiscal 2011. This time period mostly experienced weak macroeconomic conditions, which began to show gradual improvement in the latter part of fiscal 2010 and into fiscal 2011; however, these conditions continue to have a significant negative impact on consumer confidence and spending, including the sale of luxury retail products such as fine jewelry, timepieces and giftware. In the U.S., especially in our Florida market, the contraction in luxury retail product capacity that started in fiscal 2009 continued in fiscal 2011. The difficult retail environment which reduced demand for luxury retail products affected the luxury retail products industry as a whole, including store traffic in both our Canadian and U.S. markets.

Off-balance sheet arrangements

From time to time, we guarantee a portion of our private label credit card sales to our credit card vendor. As of March 26, 2011 and March 27, 2010, the amount guaranteed under such arrangements was approximately $5.0 million and $5.1 million, respectively. The bad debt experienced under these guarantees has not been material. See Note 12 (b) to the consolidated financial statements included in this Form 20-F for additional discussion.

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of March 26, 2011 and the periods in which payments are due:

	Payments due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations
Debt maturities(1)	$93,404	$2,399	$6,463	$79,542	$5,000
Operating lease obligations(2)	70,851	17,235	25,431	16,220	11,965
Capital lease obligations	18,839	1,939	3,052	1,442	12,406
Fixed rate interest expenses(3)	18,133	2,673	4,943	4,613	5,904

Total(4)	$201,227	$24,246	$39,889	$101,817	$35,275

(1)	The senior secured revolving line of credit and the $12.5 million senior secured term loan set to expire in December 2011 are included in the 3-5 year category above as a result of being amended and extended for four years in June 2011.
(2)	The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which we are obligated. CAM charges were $4,338 in fiscal 2011, $4,326 in fiscal 2010, and $4,390 in fiscal 2009.
(3)	The fixed rate interest expenses are associated with the capital lease and debt obligations disclosed above and do not include floating rate interest payable on $86.7 million of floating rate debt.
(4)	In addition to the above and as of March 26, 2011, we had $1.9 million of outstanding letters of credit.
(5)	For material changes to the specified contractual obligations occurring after March 26, 2011, please see “Liquidity and Capital Resources” above.

Leases

We lease all of our retail locations under operating leases with the exception of our Montreal store, which is under a capital lease. Additionally, we have operating leases for certain equipment.

Operating leases for store locations are expensed over the term of the initial lease period. While lease renewal periods are available on most leases, renewal periods are not included in the accounting lease term because we believe there are no punitive terms or circumstances associated with non-renewal that would reasonably assure renewal. The accounting lease term typically includes a fixturing period and the rental payments are expensed on a straight-line basis over the lease term. All reasonably assured rent escalations, rent holidays, and rent concessions are included when considering the straight-line rent to be expensed. Lease incentives are recorded as deferred rent and amortized as reductions to lease expense over the lease term. Contingent rent payments vary by lease, are based on a percentage of revenue above a predetermined sales level and are expensed when it becomes probable the sales levels will be achieved. This level is different for each location and includes and excludes various types of sales.

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

Revenue recognition

Sales are recognized at the point of sale when merchandise is picked up by the customer or shipped. Shipping and handling fees billed to customers are included in net sales. Revenues for gift certificate sales and store credits are recognized upon redemption. Prior to recognition as a sale, gift certificates are recorded as accrued liabilities on the balance sheet. Based on historical redemption rates, certificates outstanding for more than 24 months and not subject to unclaimed property laws are recorded as income. Certificates outstanding for more than 24 months and subject to unclaimed property laws are maintained as accrued liabilities until remitted in accordance with local ordinance. Sales of consignment merchandise are recognized at such time as the merchandise is sold and are recorded on a gross basis because we are the primary obligor of the transaction, have general latitude on setting the price, have discretion as to the suppliers, are involved in the selection of the product and have inventory loss risk. Sales are reported net of returns and sales taxes. We generally give our customers the right to return merchandise purchased by them within 10 to 90 days, depending on the products sold and record a provision at the time of sale for the effect of the estimated returns. Repair sales are recorded at the time the service is rendered.

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

Asset impairment

We periodically review the estimated useful lives of our depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. We review our long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Measurement of an impairment loss for such long-lived assets is based on the difference between the carrying value and the fair value of the asset. Assets held for sale are reported at the lower of the carrying amount or fair value less cost to sell. We recorded impairment charges of $1.4 million and $2.3 million during fiscal 2010 and 2009, respectively (see Note 3 to our consolidated financial statements). During fiscal 2011, we did not recognize any long-lived asset impairment charges in our consolidated financial statements.

Income tax assets

Management judgment is required in determining the valuation allowance recorded against deferred tax assets and we record valuation allowances when we determine that it is more-likely-than-not that such deferred tax assets will not be realized in the future. Due to uncertainty related to continued future losses, we maintained a $57.8 million valuation allowance against the full value of net deferred tax assets as of March 26, 2011 (see Note 9(a) to the consolidated financial statements in this Form 20-F). This valuation allowance could be reduced in the future based on sufficient evidence indicating that it is more likely than not that a portion of our deferred tax assets will be realized. Additionally, foreign and domestic tax authorities periodically audit our income tax returns. These audits often examine and test the factual and legal basis for positions we have taken in our tax filings with respect to our tax liabilities, including the timing and amount of deductions and the allocation of income among various tax jurisdictions (“tax filing positions”). We believe that our tax filing positions are reasonable and legally supportable. However, in specific cases, various tax authorities may take a contrary position. In evaluating the exposures associated with our various tax filing positions, we record reserves using a more-likely-than-not recognition threshold for income tax positions taken or expected to be taken. Earnings could be affected to the extent we prevail in matters for which reserves have been established or we are required to pay amounts in excess of established reserves.

Inflation

The impact of inflation on our operations has not been significant to date.

Safe Harbor

See section entitled “Forward-Looking Information” at the beginning of this Annual Report on Form 20-F.

Item 6.	Directors, Senior Management and Employees

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our executive officers and directors, and their respective ages and positions as of May 31, 2010:

Name	Age	Position
Dr. Lorenzo Rossi di Montelera	70	Chairman of the Board & Director
Thomas A. Andruskevich	60	President, Chief Executive Officer & Director
Gérald Berclaz	62	Director
Emily Berlin	64	Director
Shirley A. Dawe	64	Director
Elizabeth Eveillard	64	Director
Ann Spector Lieff	59	Director
Louis L. Roquet	68	Director
Niccolò Rossi di Montelera	38	Director
Guthrie J. Stewart	55	Director
Deborah Nicodemus	57	Executive Vice President & Chief Merchandising & Marketing Officer
Aida Alvarez	48	Senior Vice President, Merchandising
Hélène Messier	51	Senior Vice President, Human Resources
John C. Orrico	54	Senior Vice President and Chief Supply Chain Officer
Michael Rabinovitch	41	Senior Vice President & Chief Financial Officer
Albert J. Rahm, II	57	Senior Vice President, Retail Store Operations
Miranda Melfi	47	Group Vice President, Legal Affairs & Corporate Secretary

Directors

Dr. Lorenzo Rossi di Montelera, age 70, has served as Chairman of our Board of Directors since 1993, and prior to the merger, Dr. Rossi served on the board of directors of Mayors. Dr. Rossi’s term as a director of Birks & Mayors expires in 2011. He is also on the Board of Directors of Azimut S.p.A. and the Advisory Board of the Global Leadership Institute of New York. Dr. Rossi is also a director and Chairman of Gestofi S.A. and a director of Rohan Private Trust Company Limited who is the trustee of the Goldfish Trust which beneficially owns or controls all of the shares of the Company held by Montrovest. Dr. Rossi is the father-in-law of Mr. Carlo Coda-Nunziante who is our Group Vice President, Strategy & Business Development. Dr. Rossi is also the father of Mr. Niccolò Rossi, a fellow director and who, as an employee of Gestofi S.A., provides consulting services to the Company.

Thomas A. Andruskevich, age 60, has been our President and Chief Executive Officer since June 1996 and joined the Board of Directors of Birks in 1999. Mr. Andruskevich’s term as director of Birks & Mayors expires in 2011. Since August 2002, he has been the President, Chief Executive Officer, and Chairman of the board of directors of Mayors. From 1994 to 1996, he was President and Chief Executive Officer of the clothing retailer Mondi of America. From 1989 to 1994, he was Executive Vice President of International Trade & Fragrance of Tiffany & Co., and from 1982 to 1989, Mr. Andruskevich served as Senior Vice President and Chief Financial Officer of Tiffany & Co. He is also a member of the Advisory Board and of the Marketing Committee of Brazilian Emeralds, Inc. and a director of Cole Credit Priority Trust III, Inc. and of Jewelers of America.

Gérald Berclaz, age 62, has been a member of our Board of Directors since December 2009. Mr. Berclaz’s term as a director of Birks & Mayors expires in 2011. He has been a member of the board of directors of Mayors since November 2005. He has 35 years of experience in project management and industrial projects financing worldwide and held several executive positions for international Geneva-based companies. He served on boards of public and private companies both in Europe and in the U.S. He is Chairman of the Supervisory Board of Directors of Montrovest B.V. and a Director of Gestofi S.A.

Emily Berlin, age 64, has been a member of our Board of Directors since November 2005. Ms. Berlin’s term as a director of Birks & Mayors expires in 2011. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005. She has also been a Senior Managing Director of Helm Holdings International since 2001, which is a member of a diversified privately owned group of companies operating principally in Central and South America where she focuses principally on the banking and energy sectors. She also currently serves on the boards of directors of a number of the Helm group of companies as well as on the board of the International Women’s Forum Florida. From 1974 to 2000, she was a member of the law firm Shearman & Sterling, becoming a partner in 1981.

Shirley A. Dawe, age 64, has been a member of our Board of Directors since 1999. Ms. Dawe’s term as a director of Birks & Mayors expires in 2011. She is also a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management consulting company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the board of directors of numerous public and private companies in Canada and the U.S. She currently serves on the board of directors of The Bon-Ton Stores, Inc. and the International Women’s Forum Canada.

Elizabeth M. Eveillard, age 64, has been a member of our Board of Directors since November 2005. Ms. Eveillard’s term as a director of Birks & Mayors expires in 2011. She was a member of the board of directors of Mayors from August 2002 until November 14, 2005 and is an independent consultant with over 30 years of experience in the investment banking industry. From 2000 to 2003, she was a consultant and Senior Managing Director, Retailing and Apparel Group, Bear, Stearns & Co., Inc. From 1988 to 2000, she served as Managing Director and Head of the Retailing Group, PaineWebber Incorporated. From 1972 to 1988 she held various positions at Lehman Brothers, including Managing Director in the Merchandising Group. She serves as a director of numerous non-profit organizations.

Ann Spector Lieff, age 59, has been a member of our Board of Directors since November 2005. Ms. Lieff’s term as a director of Birks & Mayors expires in 2011. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005 and is the founder of The Lieff Company, a consulting group established in 1998, specializing in Chief Executive Officer mentoring, leadership development, corporate strategies to assist and expand organizations in the management of their business practices, and advisory services to corporate boards. She was Chief Executive Officer of SPEC’s Music from 1980 until 1998. Ms. Lieff currently serves on the board of directors of Herzfeld Caribbean Basin Fund, Hastings Entertainment, Inc and Furniture Brands International, Inc.

Louis L. Roquet, age 68, has been a director of Birks & Mayors since August 8, 2007. Mr. Roquet’s term as a director of Birks & Mayors expires in 2011. Mr. Roquet has served as General Manager of the City of Montréal since January 2010. From April 2004 to October 2009, Mr. Roquet served as President and Chief Operating Officer of Desjardins Venture Capital and was responsible for managing Desjardins’ venture capital funds together with those of Capital Regional and Cooperatif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. From 2002 to 2004, Mr. Roquet served as President and General Manager of Societe des alcools du Quebec (“SAQ”), Quebec’s Liquor Board. Prior to 2002, he held the title of President and Chief Executive Officer of Investissement Quebec, Secretary General of the City of Montréal and General Manager of Montréal Urban Community. He also serves as a director of numerous non-profit organizations.

Niccolò Rossi di Montelera, age 38, was elected to our Board of Directors in September 2010. Mr. Rossi’s term as a Director of Birks & Mayors expires in 2011. Mr. Rossi has been a consultant for Gestofi S.A. since August 2009 and provides consulting services to the Company in the areas of e-commerce, new product and brand development and wholesale in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002, he was a Project Leader for Ferrero Group. He is a member of the Supervisory Board of Directors of Montrovest B.V. Mr. Rossi is the son of Dr Rossi, the Company’s Chairman of the Board and is the brother-in-law of Mr. Carlo Coda-Nunziante who is the Company’s Group Vice President, Strategy and Business Development.

Guthrie J. Stewart, age 55, was appointed to our Board of Directors in October 2010. Mr. Stewart’s term as a Director of Birks & Mayors expires in 2011. From 2001 to 2007, Mr. Stewart was a partner of EdgeStone Capital Partners, a Canadian private equity firm. From 1992 to 2000 he served principally as Group EVP Global Development and President and CEO of the Canadian operations of Teleglobe Inc. From 1987 to 1992, he was the Vice President, Legal and Corporate Development of BCE Mobile Inc. (currently Bell Mobility) and from 1979 to 1986, Mr. Stewart was a corporate, commercial and securities lawyer at Osler, Hoskin & Harcourt. Mr. Stewart also has been and currently is a member of a number of other corporate boards and advisory boards.

Other Executive Officers

Deborah Nicodemus, age 57, is our Executive Vice President & Chief Merchandising and Marketing Officer effective May 2, 2011. Prior to joining the Company, Ms. Nicodemus held the position of President, Merchandise Planning and Marketing at Berrnico, LLC and from 2004 to 2007, she was the Executive Vice President, Merchandise Planning, Procurement and Marketing of Whitehall Jewellers, Inc. From 2002 to 2004, she held the position of Vice President, Merchandising and Planning at The Donna Karan Company (a LVMH company) and from 1992 to 2001, she was with DFS Group Ltd (a LVMH company), most recently as Vice President, Merchandise Planning, Procurement and Allocation.

Michael Rabinovitch, age 41, is our Senior Vice President & Chief Financial Officer and has been with Birks & Mayors since August 2005. Prior to joining Birks & Mayors, Mr. Rabinovitch had been Vice President of Finance of Claire’s Stores, Inc. since 1999. Before joining Claire’s Stores, Inc., Mr. Rabinovitch was Vice President of Accounting & Corporate Controller at an equipment leasing company. Mr. Rabinovitch spent five years with Price Waterhouse LLP, most recently as Senior Auditor. Mr. Rabinovitch is a licensed CPA and a member of the American Institute of Certified Public Accountants.

Aida Alvarez, age 48, is our Senior Vice President, Merchandising and held the position of Vice President Merchandising at Mayors since February 2001. From August 1989 to February 2001, Ms. Alvarez served as General Merchandise Manager, Divisional Merchandise Manager and Head Watch Buyer for Mayors. Prior to joining Mayors in August 1989, Ms. Alvarez worked for Zale Corporation as a Group Store Manager from 1987 to 1989.

John C. Orrico, age 54, is our Senior Vice President and Chief Supply Chain Officer and has been with Birks & Mayors since September 2003. Mr. Orrico is responsible for Manufacturing, Diamond Procurement, Product Development and Distribution, as well as the Wholesale and E-Commerce channels, Corporate Sales and Gold Exchange. Before joining Birks & Mayors and Mayors, Mr. Orrico was Group Vice President, Merchandising Supply Chain Operations at Tiffany & Co. Mr. Orrico spent 14 years at Tiffany & Co. where he developed its manufacturing and supply chain strategies and oversaw its operations.

Albert J. Rahm, II, age 57, has been our Senior Vice President, Retail Store Operations since April 2007. Prior to joining us, Mr. Rahm was the President of C.D. Peacock, a jewelry retail in Chicago from March 2006 until April 2007 and prior to that was Vice President, Retail Store Operations for Mayors since 1991 and for Birks since 2005 until March 2006. Prior to joining Mayors in 1991, Mr. Rahm owned and operated three retail jewelry stores for a fourteen-year period in Shreveport, Louisiana.

Hélène Messier, age 51, has been our Senior Vice President, Human Resources since November 2007 and prior thereto was our Vice-President, Human Resources since November 2000 when she joined Birks. Prior to joining Birks, she was Assistant General Manager of the Federation des Producteurs de Lait du Québec from November 1997 to November 2000. From 1982 to 1997, she held various management positions both in operations and human resources with Bell Canada.

Miranda Melfi, age, 47, has been our Group Vice President, Legal Affairs and Corporate Secretary since April 2006. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

COMPENSATION OF DIRECTORS AND OFFICERS

Director Compensation

During fiscal 2011, each director who was not an employee of the Company received an annual fee of $22,500 for serving on our Board of Directors and $1,350 for each Board meeting attended in person. The chairperson of each of the audit committee, compensation committee and corporate governance committee received an additional annual fee of $9,000, $7,200 and $4,500, respectively. The chairperson of any special independent committee of directors that may be established from time to time is entitled to receive $9,000 for his or her service and the other members of the committee are each entitled to receive $4,500 for their service on such committee. The aforementioned fees reflect a 10% decrease in accordance with the Company’s salary reduction program. Each director who is not an employee of the Company is entitled to receive a grant of 1,000 stock appreciation rights on April 1 of each year. The 1,000 stock appreciation rights to directors were not granted in April 2009 and 2010; however, in April 2011, 1,000 stock appreciation rights were granted to each non-employee director. All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

Executive Compensation

We are a “foreign private issuer” under U.S. securities laws and not a reporting issuer under Canadian securities laws and are therefore not required to publicly disclose detailed individual information about executive compensation in our home jurisdiction. However, the executive compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers are detailed in our Management Proxy Circular as such document is referred to below. Under the Canada Business Corporations Act, being the statute under which we were incorporated, we are only required to provide certain information on aggregate executive compensation. The aggregate compensation paid by us to our eight executive officers in fiscal 2011 was approximately $3,057,000 (annual salary) which reflects a 10% decrease in annual salary in accordance with the Company’s salary reduction program. In February 2011, we decided to phase out our salary reduction program and, as of August 2011, general salary levels will reflect the level in effect prior to the 10% decrease.

The summary compensation table regarding our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers and the option/SAR grants and exercise of options tables in our Management Proxy Circular will be filed on Form 6-K with the SEC in connection with our 2011 Annual Meeting of Shareholders.

Birks & Mayors Incentive Plans

Long-Term Incentive Plan

In 2006, Birks & Mayors adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks & Mayors’ business. As of May 31, 2011, there were 43,310 cash-based stock appreciation rights that were granted to members of the Company’s Board of Directors and stock options to purchase 80,000 shares of the Company’s class A voting shares granted to four members of the Company’s senior management team under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $4.82 and the stock options outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $1.25.

In general, the Long-Term Incentive Plan is administered by Birks & Mayors’ Board of Directors or a committee designated by the Board of Directors (the “Administrator”). Any employee or consultant selected by the Administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The selection of the grantees and the nature and size of grants and awards are wholly within the discretion of the Administrator. The Long-Term Incentive Plan provides for the grant of incentive stock options that qualify under Section 422 of the Code and non-statutory options, stock appreciation rights, restricted stock awards, restricted stock units and performance unit or share awards, as such terms are defined in the Long-Term Incentive Plan.

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

Employee Stock Purchase Plan

In 2006, Birks & Mayors adopted an Employee Stock Purchase Plan (“ESPP”), which was approved in February 2006. The ESPP permits eligible employees, which do not include executives of Birks & Mayors Inc., to purchase our Class A voting shares from Birks & Mayors at 85% of their fair market value through regular payroll deductions. A total of 100,000 shares of our Class A voting shares are reserved for issuance under the ESPP. As of May 31, 2011, 99,995 shares have been issued under the ESPP and no additional shares will be issued under this plan.

Birks Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of our business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of May 31, 2011, there were 9,062 Class A voting shares underlying options granted under the Birks ESOP following the Offer to Amend (as described below). The options outstanding under the Birks ESOP have a weighted average exercise price of $2.03.

Mayors Equity-Incentive Plans

1991 Stock Option Plan and Long-Term Incentive Plan

The Company has outstanding employee stock options and SARs issued to employees and members of the Board of Directors of Mayors under the 1991 Stock Option Plan (“the 1991 Plan”) and the Long-Term Incentive Plan (the “Mayor’s LTIP”) approved by the former Board of Directors of Mayors. Under these plans, the option price was required to equal the market price of the stock on the date of the grant or in the case of an individual who owned 10% or more of the common stock of Mayors, the minimum price was to be set at 110% of the market price at the time of issuance. Options granted under these programs generally became exercisable from six months to three years after the date of grant, provided that the individual was continuously employed by Mayors, or in the case of directors, remained on the Board of Directors. All options generally expired no more than ten years after the date of grant. No further awards will be granted under these plans. However, these plans will remain effective until the outstanding awards issued under the plans terminate or expire by their terms. As of May 31, 2011, there were 21,737 and 224,240 voting shares underlying awards granted under the Mayor’s LTIP and the 1991 Plan, respectively following the Offer to Amend (as described below). The awards outstanding under the Mayor’s LTIP and the 1991 Plan have a weighted average exercise price of $1.00 and $7.40, respectively.

Stock Option Amendments

The Company entered into an Amendment to Employment Agreement with Mr. Thomas Andruskevich, the Company’s Chief Executive Officer, dated March 16, 2010, to cancel the outstanding options to purchase 509,121 Class A voting shares referenced in his employment agreement, dated April 16, 2008, including the anti-dilutive feature thereunder. In addition, the Company entered into an Amendment to Employment Agreement with Mr. Andruskevich dated March 16, 2010 (the “Amendment”), granting a new stock option providing Mr. Andruskevich the right to purchase 242,944 Class A voting shares at an exercise price equal to US$1.00. The Amendment also provides that in the event of a going-private transaction, the new option will remain outstanding and will be exercisable for a cash payment instead of Class A voting shares.

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

During fiscal 2011, our Board of Directors held a total of six board of directors meetings and twenty-five committee meetings. During such period, nine out of the current ten directors attended 100% of the meetings of the Board of Directors, one director attended 83% of the Board meetings.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. During fiscal 2011, our Board of Directors was composed of the following four main committees. The Board of Directors may from time to time also create special committees of the Board as needed.

1. Audit Committee. We have a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. During fiscal 2011, the audit committee held three meetings and all members of the audit committee attended these meetings during such period except for one member who attended 67% of the meetings. During fiscal 2011, the audit committee was comprised of Louis Roquet (Chair), Emily Berlin and Ann Spector Lieff, each of whom was financially literate and an independent (as defined by the NYSE Amex listing standards and SEC rules), non-employee director of Birks & Mayors. We have determined that Louis Roquet is financially sophisticated and have waived the requirement for the present time under the audit committee’s charter that at least one member of the audit committee be designated as an “audit committee financial expert” as this term is defined under SEC rules. Neither the SEC nor the NYSE Amex requires us to designate an “audit committee financial expert” and we have not determined that any of our current directors would qualify as such.

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

Certain decisions regarding compensation of certain other executive officers are reviewed by the compensation committee. During fiscal 2011, the compensation committee held ten meetings and all of the members of the compensation committee attended these meetings during such period except for one member who attended 90% of the meetings. During fiscal 2011, the compensation committee was comprised of Shirley Dawe (Chair), Ann Spector Lieff, and Guthrie J. Stewart, who replaced Peter O’Brien in October 2010. Every member of the Compensation Committee was an independent (as defined by the NYSE Amex listing standards), non-employee director of Birks & Mayors.

3. Corporate Governance Committee. We have a standing corporate governance committee which has also assumed the functions of a nominating committee in accordance with the SEC rules and NYSE Amex listing requirements on nominating committees. The corporate governance committee is responsible for overseeing all aspects of our corporate governance policies. The corporate governance committee is also responsible for the oversight and review of all related party transactions and for nominating potential nominees to the Board of Directors. Our policy with regard to the consideration of any director candidates recommended by a shareholder is that we will consider such candidates and evaluate such candidates by the same process as candidates identified by the corporate governance committee. During fiscal 2011, the corporate governance committee held five meetings and all members of the corporate governance committee attended these meetings during such period except for one member who attended 80% of the committee meetings. Our corporate governance committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. The current members are Emily Berlin (Chair), Louis Roquet, and Guthrie J. Stewart, who replaced Peter O’Brien in October 2010. Every member of the Corporate Governance Committee is an independent (as defined by the NYSE Amex listing standards), non-employee director of Birks & Mayors.

4. Executive Committee. We have a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between meetings of the Board of Directors for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in our operations, including but not limited to, the monitoring of the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. The current members of the executive committee are: Dr. Lorenzo Rossi di Montelera (Chair), Thomas A. Andruskevich, Elizabeth Eveillard, Gérald Berclaz and Niccolò Rossi di Montelera. During fiscal 2011, the executive committee held seven meetings. All of the members of the executive committee attended these meetings during such period.

EMPLOYEES

As of March 26, 2011, we employed approximately 831 persons. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, training, retraining and developing the best people in our industry.

Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations and corporate sales. The table below sets forth headcount by category and geographic location for the periods indicated:

	Canada	U.S.	Total
As of March 26, 2011:
Administration	219	111	330
Retail	290	211	501

Total	509	322	831

As of March 27, 2010:
Administration	206	114	320
Retail	330	223	553

Total	536	337	873

As of March 28, 2009:
Administration	211	131	342
Retail	332	261	593

Total	543	392	935

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2011 by each executive officer and each director:

Name of Beneficial Owner	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Dr. Lorenzo Rossi di Montelera(1)	9,346	*
Thomas A. Andruskevich(2)	562,434	13.4%
Gérald Berclaz	16,667	*
Shirley A. Dawe(3)	870	*
Emily Berlin(4)	47,821	1.3%
Elizabeth Eveillard(5)	91,296	2.5%
Ann Spector Lieff(6)	8,693	*
Louis L. Roquet	—	—
Niccolò Rossi di Montelera	—	—
Guthrie J. Stewart	—	—
Joe Keifer(7)	102,782	2.7%
Michael Rabinovitch(8)	4,347	*
John Orrico(9)	1,869	*
Albert J. Rahm, II	—	—

*	Less than 1%.
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
(2)	Includes (a) an option to purchase 242,944 Class A voting shares which is exercisable at a price of $1.00 per share and expires either two years after termination of employment for any reason or ten years after retirement, (b) an option to purchase 130,425 Class A voting shares exercisable at a price of $3.23 per share and expires either two years after termination of employment or ten years after retirement, (c) warrants to purchase 131,209 Class A voting shares exercisable at a price of $3.34 per share and expire on August 20, 2022, (d) 17,390 SARs that are exercisable at an exercise price of $1.00 per share and expire on March 16, 2020, and (e) 40,466 Class A voting shares.
(3)	Includes 870 Class A voting shares.
(4)	Includes (a) an option to purchase 869 Class A voting shares exercisable at a price of $8.98 per share, which expires January 1, 2015, and (b) 46,952 Class A voting shares.
(5)	Includes (a) options to purchase 1,738 Class A voting shares exercisable at prices raging from $7.14 to $8.98 which expire over a period from January 1, 2014 to January 1, 2015, (b) 2,608 Class A voting shares held directly, and (c) 86,950 Class A voting shares owned by her husband.
(6)	Includes (a) options to purchase 1,738 Class A voting shares exercisable at prices ranging from $7.14 to $8.98, which expire over a period from October 1, 2012 to January 1, 2015, and (b) 6,955 Class A voting shares.
(7)	Includes (a) options to purchase 43,475 Class A voting shares exercisable at a price of $3.23 and expire on May 6, 2012, (b) warrants to purchase 48,110 Class A voting shares exercisable at prices ranging from $3.34 to $6.21 and expire on August 20, 2022 and (c) 11,197 Class A voting shares. Mr. Keifer retired from the Company on May 6, 2011.
(8)	Includes stock appreciation rights to purchase 4,347 Class A voting shares which are exercisable at an exercise price of $1.00 per share and expire on March 16, 2020 and options to purchase 25,000 Class A voting shares exercisable at a price of $1.25.
(9)	Includes options to purchase 1,869 Class A voting shares which are exercisable at a price of $1.05 per share and expire on April 16, 2020.

For arrangements involving the issuance or grant of options or shares of the Company to such named executive officers and other employees, see above under the heading “Compensation of Directors and Officers” and Item 10. “Additional Information—Material Agreements—Employment Agreements.”

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2011 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and Class B multiple voting shares. The major shareholders listed with Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Unless otherwise indicated in the table, each of the individuals named below has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 3,673,615 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on May 31, 2011, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Annual Report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of May 31, 2011 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. For information regarding entities or persons that directly or indirectly control us, see “Item 3. Key Information—Risk Factors—Risks Related to the Company.”

Name of Beneficial Owner(1)	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Goldfish Trust(2)	7,717,970	67.8%
Rohan Private Trust Company Limited(3)	7,717,970	67.8%
Thomas A. Andruskevich(4)	562,434	13.4%
Montrovest BV(5)	7,717,970	67.8%
Prime Investments S.A.(6)	1,536,047	41.8%
Dr. Robert B. Eckhardt(7)	262,000	7.1%
Dr. Caroline D. Eckhardt(7)	262,000	7.1%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.
(2)	Includes 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montrovest are beneficially owned by the Goldfish Trust. Dr. Rossi who is the Company’s Chairman of the Board of Directors is a director of Rohan Private Trust Company, the trustee of the Goldfish Trust, and a beneficiary of the Goldfish Trust. In certain circumstances, Dr. Rossi may be delegated the authority from the Trustee of the Goldfish Trust to vote the shares held by Montrovest.
(3)	Trustee of the Goldfish Trust. Includes 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.
(4)	Includes (a) options and SARs to purchase 390,759 Class A voting shares, (b) warrants to purchase 131,209 Class A voting shares, and (c) 40,466 Class A voting shares.
(5)	Comprised of 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.
(6)	The Company has been advised that Osiya Trust Co. PTE. Ltd., as Trustee of Pine Trust and The Beech Settlement, exercises voting and investment control over the securities held of record by Prime Investments S.A.
(7)	The Company has been advised that Dr. Robert B. Eckhardt and Dr. Caroline D. Eckhardt share dispositive and voting power over 262,000 Class A voting shares.

As of May 31, 2011, there were a total of 302 holders of record of our class A voting shares, of which 228 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 75% of our outstanding Class A voting shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees. None of our Class B multiple voting shares are held in the United States.

RELATED PARTY TRANSACTIONS

Diamond Supply Agreement

On August 15, 2002, Birks entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments S.A., a related party, is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2011, Birks purchased approximately $2.5 million of diamonds and finished goods from Prime Investments S.A. and related parties. Prime Investments S.A. beneficially owns 41.8% of the outstanding Class A voting shares of Birks & Mayors.

Management Consulting Services Agreement

On February 10, 2006, our Board of Directors approved the Company’s entering into a Management Consulting Services Agreement with Montrovest B.V. (formerly Iniziativa S.A.). Under the agreement, Montrovest provided advisory, management and corporate services to the Company. The initial one-year term of the agreement began on April 1, 2006 and was extended until December 2008. Subsequent to December 2008, the agreement was no longer in force. In June 2011, the parties entered into an amended and restated management consulting services agreement. Under the amended and restated agreement, the Company pays Montrovest an annual retainer fees of €140,000 in exchange for services related to the raising of capital for international expansion projects and such other services relating to merchandising and/or marketing of the Company’s products as the Company may request. The agreement will remain in effect until June 2012 and will be extended automatically for successive terms of one year unless either party gives a 60 day notice of its intention not to renew. The yearly renewal of the agreement is subject to the review and approval of the Company’s Corporate Governance Committee and the Board. One of the Company’s directors, Dr. Lorenzo Rossi di Montelera was affiliated with Iniziativa. Iniziativa was the controlling shareholder of the Company until it transferred the shares it held in the Company to Montrovest, its parent company, on May 31, 2007. On October 29, 2007, Iniziativa assigned the agreement, with the approval of the Company, to Montrovest. Mr. Berclaz, one of the Company’s directors, is the Chairman of the Supervisory Board of Directors of Montrovest and Mr. Coda-Nunziante, the Company’s Group Vice President, Strategy and Business Development, is a managing director of Montrovest. No fees were paid by us to Montrovest and its predecessor, Iniziativa, in fiscal 2011 and fiscal 2010. Our Board of Directors approved our entering into the agreement and amendments with Montrovest in accordance with our Code of Conduct relating to related party transactions.

Management Subordination Agreement

On December 17, 2008, we entered into a management subordination agreement with Montrovest and our senior lenders whereby we were permitted, subject to applicable law and approval of our corporate governance committee, to pay Montrovest a success fee in the event that we actually receive net cash proceeds from an equity issuance in an amount greater than $5 million in the aggregate due to efforts of Montrovest to facilitate such equity issuance. Such success fee was to be calculated as follows: (i) 7% of the net cash proceeds of such equity issuance in an amount greater than $5 million received by us to be paid upon receipt thereof by us; and (ii) in the event that the net cash proceeds from such equity issuance was an amount greater than $10 million, then in addition to the 7% fee, a monthly management fee of $25,000 continuing through December 30, 2012; provided that such fees would not exceed in the aggregate $800,000 per year (collectively, the “Success Fee”). In June 2011, subsequent to year end and in conjunction with the amendment and extension of our senior credit facilities and Montrovest cash advance agreements, the management subordination agreement was amended and restated to eliminate the Success Fee and to allow the Company to pay Montrovest the annual retainer fee under the Management Consulting Services Agreement described in the immediately preceding paragraph.

Cash Advance Agreement

In February 2009 and May 2009, we received $2.0 million and $3.0 million, respectively, in the form of cash advances from our controlling shareholder, Montrovest, to finance our working capital needs and for general corporate purposes. These advances and any interest thereon are subordinated to the indebtedness of our existing senior credit facilities and secured term loans and were convertible into a convertible debenture or Class A voting shares in the event of a private placement or, are repayable upon demand by Montrovest subject to the conditions stipulated in our senior credit facilities. These cash advances bore interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance would have been paid to Montrovest. In June 2011, the cash advance agreement were amended and restated reducing the annual interest rate to 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2% and removing the requirement to pay a 7% fee to Montrovest upon conversion into convertible debentures or Class A voting shares. In addition, the amended and restated cash advance agreements provide for a one-time payment of an amendment fee of $75,000.

Consulting Services Agreement

On June 30, 2009, our Company’s Board of Directors approved our Company entering into a consulting services agreement with Gestofi S.A. (“Gestofi”) in accordance with our Company’s Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi di Montelera as the employee of Gestofi responsible for providing the consulting services related to the development of our Company’s e-commerce, new product development, wholesale business and such other services reasonably requested by our Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The Consulting Services are provided to our Company for a fee of approximately Cdn$13,700 per month less any applicable taxes plus out of pocket expenses. The initial one-year term of the agreement began on August 1, 2009 and was recently renewed in June 2011 for an additional year until July 2012. The agreement may be renewed for additional one year terms. Mr. Niccolò Rossi di Montelera is a member of our Company’s Board of Directors and the son of Dr. Rossi, our Chairman and the Chairman of Gestofi.

Reimbursement Letter Agreement

In accordance with our Company’s Code of Conduct related to related party transactions, in April 2010 and 2011, our Corporate Governance Committee and Board of Directors approved the reimbursement to Regaluxe S.r.l. of expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting Dr. Lorenzo Rossi di Montelera, our Chairman, for work performed on behalf of the Company, up to a yearly maximum of $250,000. During fiscal 2011, the Company paid $238,000 to Regaluxe S.r.l. under this agreement.

Distribution Agreement

In April 2011, our Corporate Governance Committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe S.r.l. Under the agreement, Regaluxe S.r.l. is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on June 1, 2011. Under this agreement, the Company pays Regaluxe S.r.l. a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe S.r.l. less a discount factor of 3.5%. The agreement will remain in effect until May 30, 2012, and may be renewed by mutual agreement for additional one year terms.

Leases with Ivanhoe Cambridge

In February 2010, Lorna Telfer, the wife of one our directors at the time, Peter O’Brien, was appointed Senior Vice President, General Counsel and Secretary of Ivanhoe Cambridge, one of our landlords in Canada. We have approximately seven out of our 61 real estate leases with Ivanhoe Cambridge. Since Ms. Telfer’s appointment through the end of Peter O’Brien’s term on the Board in October 2010, no new leases or lease amendments or renewals had been entered into with Ivanhoe Cambridge. However, we regularly made lease payments to Ivanhoe Cambridge in accordance with leases that were currently in place.

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

Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Report, except in June 2011, we amended our senior secured revolving credit facility and term loan facility. For more information, please see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Birks & Mayors Inc. Highest/Lowest Stock Price

for the Five Most Recent Full Financial Years

Fiscal year	Highest	Lowest
2011	$6.20	$0.70
2010	$1.80	$0.26
2009	$4.33	$0.20
2008	$8.46	$3.97
2007	$9.60	$6.05

The following table sets forth, for each of the most recent six months, the reported high and low sale prices for the Class A voting shares:

Birks & Mayors Inc. Highest/Lowest Stock Price for the Most Recent Six Months

Month	Highest	Lowest
January 2011	$1.52	$1.31
February 2011	$1.55	$1.25
March 2011	$1.72	$1.25
April 2011	$1.69	$1.26
May 2011	$1.55	$1.15
June 2011	$1.42	$1.05

The following table sets forth, for each quarter in fiscal 2011 and 2010 and any subsequent period, the reported high and low sale prices for the Class A voting shares:

Birks & Mayors Inc. Highest/Lowest Stock Price

for Each Quarter in fiscal 2011 and 2010 and Any Subsequent Period

Subsequent Period	Highest	Lowest
Quarter ended June 2011	$1.69	$1.05

Fiscal 2011
Quarter ended March 2011	$1.72	$1.25
Quarter ended December 2010	$1.60	$1.04
Quarter ended September 2010	$1.70	$1.00
Quarter ended June 2010	$6.20	$0.70

Fiscal 2010
Quarter ended March 2010	$1.24	$0.61
Quarter ended December 2009	$1.80	$0.52
Quarter ended September 2009	$0.80	$0.33
Quarter ended June 2009	$0.80	$0.26

Item 10.	Additional Information

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

Employment Agreements

Thomas A. Andruskevich

Thomas A. Andruskevich is employed by Birks & Mayors, as well as by its subsidiary, Mayors. Accordingly, we have two employment agreements with Mr. Andruskevich, one of which is through Mayors. On April 21, 2011, the Company and Mayors, respectively, each entered into an Addendum to Employment Agreement with Mr. Andruskevich, extending the employment agreement indefinitely on the same terms and conditions until either party provides ninety days prior written notice to the other to terminate the employment agreement. The termination date cannot be prior to March 31, 2012, and as such, the notice of termination cannot be given prior to December 31, 2011.

Birks Employment Agreement

Under the employment agreement, Mr. Andruskevich serves as President and Chief Executive Officer of Birks & Mayors and receives an annual base salary and an income bonus, which will be adjusted based upon the achievement of certain net income goals by Birks & Mayors in the preceding year set forth in our annual profit plan and strategic plan. Under the agreement, Mr. Andruskevich’s minimum base salary is $663,916 increased from $662,000 from the previous year due to a pre-existing performance based criteria. Additionally, Mr. Andruskevich will receive an annual performance bonus based upon the achievement of specific performance criteria, which are set each year by our compensation committee. Mr. Andruskevich is also entitled to certain benefits such as life insurance, health, dental and disability insurance, financial planning expenses and other reasonable expenses. Under his employment agreement since May 15, 1996, Mr. Andruskevich received three separate grants of stock options, namely, (i) an option with an anti-dilutive feature to subscribe for a number of our Class A voting shares which, immediately following their issue, would represent 2% of our issued and outstanding shares of capital stock (on a fully diluted basis); (ii) an option to subscribe for 126,272 Class A voting shares; and (iii) an option to subscribe for 126,266 Class A voting shares. Each such option was exercisable for a period of 10 years following retirement or two years after termination of his employment.

We entered into an Amendment to Employment Agreement with our Chief Executive Officer, Thomas Andruskevich, dated March 16, 2010, to cancel the outstanding options for 509,121 Class A voting shares at exercise prices ranging from Cdn$6.00 to Cdn$7.00 per share held by Mr. Andruskevich, including the anti-dilutive feature, referenced in his employment agreement dated April 16, 2008. In addition, we entered into an Amendment to Employment Agreement with Mr. Andruskevich dated March 16, 2010, granting a new stock option providing Mr. Andruskevich the right to purchase 242,944 Class A voting shares at an exercise price equal to US$1.00 per share. This amendment also provides that in the event of a going-private transaction, the new option will remain outstanding and will be exercisable for a cash payment instead of Class A voting shares. The cash payment will be equal to the fair market value of the Class A voting shares on the date of exercise reduced by the exercise price applicable to such new option.

Pursuant to Mr. Adruskevich’s employment agreement with the Company, the Company may terminate Mr. Andruskevich’s employment with just and sufficient cause for such termination. If the Company desires to terminate the agreement, the Company must provide Mr. Andruskevich with a ninety days notice, provided, however that such notice of termination cannot provide for a termination date prior to March 31, 2012. If the Company wishes to terminate the agreement and Mr. Andruskevich is unable to find suitable employment for a period of up to twelve months from the date of termination, the Company must compensate Mr. Andruskevich and entitle him to benefits through the date of termination and for a period of up to twelve months by continuing to pay him a base salary, a monthly bonus calculated by taking the average bonus for the three prior fiscal years and dividing by 12, all benefits, plus a lump sum cash payment, if not already paid by Mayors, of $39,000 for disability and life insurance. If the Company terminates the agreement without cause or Mr. Andruskevich resigns for good reason, Mr. Andruskevich is entitled to the base salary which shall have accrued to the date of such termination, any accrued but unpaid vacation pay, performance bonus earned in connection with each year ending prior to the date of such termination, benefits, as well as a pro rata portion of the average annual bonus for the three prior fiscal years, plus a lump sum cash payment, if not already paid by Mayors, of $39,000 for disability and life insurance. Additionally, the Company will pay Mr. Andruskevich his base salary and pro rata annual bonus for the greater of one (1) year or the unexpired portion of the term in a lump sum and be entitled to benefits and the Company will continue to pay his base salary and the said average annual bonus on a monthly basis for an additional period of up to twelve months should Mr. Andruskevich be unable to find another suitable employment position. In the event Mr. Andruskevich’s employment terminates as a result of his death, for cause, as a result of disability or due to his resignation without good reasons, he will receive his base salary through the date of termination or resignation, as well as a pro rata amount for any cash bonus payable to him. The agreement prohibits Mr. Andruskevich from competing with the Company in its business for or on behalf of any entity whose operations are located primarily in Canada in the States of Florida or Georgia or any state or foreign country in which Birks receives at least 10% of its revenues at such time (i) during his employment, (ii) during the period immediately following a termination of employment during which or in respect to which Mr. Andruskevich continues to receive payments or has received a lump sum payment or (iii) in the event of Mr. Andruskevich’s voluntary departure, during the twelve month period immediately following the date of his departure. During, the non-compete period, Mr. Andruskevich also agrees not to solicit any of the Company’s senior executives.

Mayors Employment Agreement

Under the Mayors employment agreement, Mr. Andruskevich serves as the Chairman of the Board of Directors of Mayors, and as President and Chief Executive Officer of Mayors and receives an annual base salary from Mayors of $600,000 and has the opportunity to receive an annual cash bonus based upon the achievement of objective performance criteria, which are set each year by the compensation committee and approved by the Board of Directors. Mr. Andruskevich is also entitled to certain benefits such as an executive retirement benefit, life, disability, health, dental and vision insurance and other reasonable expenses.

Pursuant to his employment agreement with Mayors, if Mayors wishes to terminate the agreement, it must provide Mr. Andruskevich with a ninety days notice, provided, however that such notice of termination cannot provide for a termination date prior to March 31, 2012. If Mayors wishes to terminate the agreement and Mr. Andruskevich is unable to find suitable employment for a period of up to twelve months from the date of termination, Mayors must compensate Mr. Andruskevich and entitle him to benefits through the date of termination and for a period of up to twelve months by continuing to pay him a base salary, a monthly bonus calculated by taking the average bonus for the three prior fiscal years and dividing by 12, all benefits, plus a lump sum cash payment of $39,000 for disability and life insurance.

If Mayors terminates the agreement without cause or Mr. Andruskevich resigns for good reasons, Mr. Andruskevich is entitled to the base salary which shall have accrued to the date of such termination, any accrued but unpaid vacation pay, performance bonus earned in connection with each year ending prior to the date of such termination, benefits as well as a pro rata portion of the average annual bonus for the three prior fiscal years, plus a lump sum cash payment of $39,000 for disability and life insurance. Additionally, Mayors will pay Mr. Andruskevich his base salary and a pro rata annual bonus for the greater of one (1) year or the unexpired portion of the term in a lump sum and be entitled to benefits and the Company will continue to pay his base salary and the said average annual bonus payable on a monthly basis for an additional period of up to twelve months should Mr. Andruskevich be unable to find another suitable employment position. If Mr. Andruskevich’s employment is terminated without cause or if he resigns for good reason within the two year period following a change of control, Mr. Andruskevich will receive his annual base salary, annual bonus and financial planning, health, and dental benefits for the greater of two years or the unexpired portion of the term plus one year, and Mr. Andruskevich will also be entitled to certain bonus compensation and a lump sum cash payment of $39,000 for disability and life insurance as well as a gross-up amount that on an after-tax basis equals the excise tax that would be imposed on the foregoing amounts. If Mr. Andruskevich’s employment terminates as a result of his death, for cause, as a result of disability or due to his resignation without good reasons, he will receive his base salary though the date of termination or resignation, as well as a pro rata amount for any cash bonus payable to him.

The agreement prohibits Mr. Andruskevich from competing with Mayors in certain markets for or on behalf of any entity whose operations are located primarily in Canada, in the State of Florida or Georgia or any state or foreign country in which Mayors receives at least 10% of its revenues at such time (i) during his employment, (ii) during the period immediately following a termination of employment up to a maximum period of twelve months during which or in respect to which Mr. Andruskevich continues to receive payments or has received a lump sum payment or (iii) in the event of Mr. Andruskevich’s voluntary departure, during the twelve month period immediately following the date of his departure, and to solicit Mayor’s senior executives.

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

With respect to certain U.S. Holders who are not corporations, including individuals, certain dividends received before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines to be satisfactory for these purposes and which includes an exchange of information program. U.S. Treasury guidance indicates that the current income tax treaty between Canada and the U.S. meets these requirements, and we believe we are eligible for the benefits of that treaty. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares that are readily tradable on an established securities market in the U.S. Our Class A voting shares, which are listed on the NYSE Amex, should be considered readily tradable on an established securities market in the U.S. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our Class A voting shares. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances. The rules governing the foreign tax credit are complex. Certain U.S. Holders of our Class A voting shares may not be able to claim a foreign tax credit with respect to amounts withheld for Canadian withholding taxes. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A VOTING SHARES

The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (referred to in this Form 20-F as the “Canadian Tax Act”) of the ownership of our Class A voting shares, generally applicable to holders of our Class A voting shares who, for purposes of the Canadian Tax Act and at all relevant times, are not (and are not deemed to be) resident in Canada, hold our Class A voting shares as capital property, deal at arm’s length, and are not affiliated, with Birks & Mayors, and who do not use or hold (and are not deemed to use or hold) Class A voting shares in connection with carrying on business or part of a business in Canada (referred to in this Form 20-F as “Non-resident Holders”). This discussion does not apply to holders that are insurers that carry on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined under the Canadian Tax Act).

This summary is based upon the current provisions of the Canadian Tax Act, the current provisions of the Canada-United States Income Tax Convention, if applicable (referred to in this Form 20-F as the “Convention”), all specific proposals to amend the Canadian Tax Act publicly announced by the Minister of Finance of Canada prior to the date hereof (referred to in this Form 20-F as the “Tax Proposals”) and the current published administrative and assessing practices of the Canada Revenue Agency. This summary assumes that the Tax Proposals will be enacted substantially as proposed and does not otherwise take into account or anticipate any change in law or administrative and assessing practices, whether by legislative, governmental or judicial action, although no assurance can be given in these respects. This summary does not take into account or consider any provincial, territorial or foreign income tax legislation or considerations. For purposes of the Canadian Tax Act, all amounts relevant in computing a Non-resident Holder’s liability under the Canadian Tax Act must be computed in Canadian dollars. Amounts denominated in a currency other than Canadian dollars (including adjusted cost base and proceeds of disposition) must be converted into Canadian dollars based on the prevailing exchange rate at the relevant time.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to Non-resident Holders of our Class A voting shares. Accordingly, Non-resident Holders of our Class A voting shares should consult their own tax advisors with respect to their particular circumstances.

Dividends on Our Class A Voting Shares

Dividends paid or credited (or deemed to have been paid or credited) on our Class A voting shares to a Non-resident Holder will be subject to Canadian withholding tax of 25% of the gross amount of those dividends (subject to reduction in accordance with an applicable income tax convention between Canada and the Non-resident Holder’s country of residence). In the case of a Non-resident Holder who is a resident of the U.S. for purposes of the Convention, is entitled to the benefits of the Convention (referred to in this Form 20-F as a “U.S. Holder”) and is the beneficial owner of the dividend, the rate of withholding tax will generally be reduced to 15% or, if the Non-resident Holder is a corporation that owns at least 10% of our voting shares, to 5%. Under the Convention, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in the U.S. and who are exempt from taxation in the U.S., are generally exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, Birks & Mayors would not be required to withhold tax from dividends paid or credited to the organization.

Disposition of Our Class A Voting Shares

A Non-resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by that Non-resident Holder on a disposition of a Class A voting share, unless the Class A voting share constitutes “taxable Canadian property” (as defined in the Canadian Tax Act) of the Non-resident Holder at the time of disposition and the Non-resident Holder is not entitled to relief under an applicable income tax convention between Canada and the Non-resident Holder’s country of residence. If at the time of such disposition the Class A voting shares are listed on a “designated stock exchange” (which includes the NYSE Amex), the Class A voting shares will generally not constitute taxable Canadian property of a Non-resident Holder unless (a) at any time during the 60-month period that ends at the time the Class A voting shares are disposed of, both (i) 25% or more of the issued shares of any class of the capital stock of the Corporation were owned by or belonged to one or any combination of the Non-resident Holder and persons with whom the Non-resident Holder did not deal at arm’s length, and (ii) more than 50% of the fair market value of the Class A voting shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (as such terms are defined under the Canadian Tax Act) or options in respect of, interests in, or civil law rights in, any such properties, or (b) the Class A voting shares are otherwise deemed to be taxable Canadian property.

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

Interest rate risk

Our primary market risk exposure is interest rate risk. Borrowing under the senior secured credit facility and the term loan from Investissement Québec bear interest at floating rates, which are based on LIBOR plus a fixed additional interest rate. As of March 26, 2011, we have not hedged these interest rate risks. As of March 26, 2011, we had approximately $74.2 million of floating-rate debt and an additional $12.5 million of debt that becomes floating rate debt if interest rates rise above a certain level. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.7 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on its Canadian dollar denominated debt and other liabilities. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of March 26, 2011, we had not hedged these foreign exchange rate risks. As of March 26, 2011, we had approximately $15.4 million of net liabilities subject to transaction foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 26, 2011, our earnings would have increased or decreased, respectively, by approximately $1.5 million. This analysis does not consider the impact of fluctuations in U.S and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. In addition to the impact on earnings, fluctuation between the U.S. and

Canadian dollar exchange rates impacts the level of our borrowing availability under our secured revolving credit facility which is denominated in U.S. dollars. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 26, 2011, our borrowing availability would have increased or decreased, respectively, by approximately $2.3 million. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically platinum, gold and silver. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. If we utilize derivative financial instruments, we would be exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in those various hedging agreements, we would lose the value of a decline in the price of gold which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. No hedging contracts existed as of March 26, 2011. Our retail sales could also be impacted if prices of gold, silver and platinum rise so significantly that our consumers’ behavior changes.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 26, 2011, our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), were effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of March 26, 2011, our internal control over financial reporting was effective.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting. As a non-accelerated filer, our report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the SEC that permit us to provide only our report on internal controls over financial reporting in this Annual Report.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting that occurred during the period covered by this Annual Report that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A.	Audit Committee Financial Expert

With the departure of a former audit committee chair who had been designated as an “audit committee financial expert”, the Board of Directors determined that Louis Roquet had an adequately high level of financial sophistication to meet the NYSE AMEX listing standards that he be financially sophisticated even though he could not technically meet the requirements to be designated an “audit committee financial expert” as such term is defined by the SEC. Therefore, rather than amend the audit committee’s charter to remove the requirement that at least one member of the audit committee be designated as an “audit committee financial expert,” the Board of Directors decided to waive that requirement for the present time. See “Item 6. Directors, Senior Management and Employees—Board Practices.”

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

During fiscal 2011 and fiscal 2010, we retained KPMG LLP, our independent auditors, to provide services in the following categories and amounts:

Audit Fees

The aggregate fees and expenses billed by KPMG LLP for professional services rendered for the audit of our annual financial statements was approximately $420,000 in fiscal 2011 and $539,000 in fiscal 2010.

Audit Related Fees

During fiscal 2011 KPMG LLP did not provide audited related services. During fiscal 2010, KPMG LLP provided audit-related services for a total amount of approximately $26,900, which primarily consisted of advisory services related to the documentation of internal controls over financial reporting and assistance with various accounting matters.

Tax Fees

During fiscal 2011 and fiscal 2010, KPMG LLP provided tax advisory services for a total amount of approximately $14,500 and $2,500, respectively.

All Other Fees

During fiscal 2011, KPMG LLP provided other services for a total amount of $37,000, which primarily consisted of advisory services related to the review of manufacturing production.

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

We did not, nor did any affiliated purchaser, purchase any of our equity securities during fiscal 2011.

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

PART III

Item 19.	Exhibits

The following exhibits are part of this Annual Report on Form 20-F.

Exhibit Number	Description of Document
1.1	Articles of Amalgamation, as amended, of Birks & Mayors Inc., effective as of November 14, 2005. Incorporated by reference from Exhibit 3.2 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

1.2	By-laws of Birks & Mayors Inc., as amended, effective as of November 14, 2005. Incorporated by reference from Exhibit 3.4 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

2.1	Form of Birks Class A voting share certificate. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2	Form of Directors and Officers Indemnity Agreement. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.3	Henry Birks & Sons Inc. Employee Stock Option Agreement, dated as of May 1, 1997, amended as of June 20, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.4	Henry Birks & Sons Inc., Form of Amended Stock Option Agreement under the 1997 Stock Option Plan. Incorporated by reference from Birks & Mayors Inc.’s Schedule TO-1 filed with the SEC on March 18, 2010.

4.5	Lease Agreement between Birks and Anglo Canadian Investments SA, dated as of December 12, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.6	Lease Agreement between Mayors and Westpoint Business Park, Ltd dated September 13, 2004. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.7	Diamond Supply Agreement between Prime Investments S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

Exhibit Number	Description of Document
4.8	Conditional Sale Agreement between Rosy Blue N.V. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.9	Conditional Sale Agreement between Rosy Blue Inc. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.10	Conditional Sale Agreement between Rosy Blue Sales Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.11	Conditional Sale Agreement between Rosy Blue Hong Kong Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.12	Conditional Sale Agreement between Rosy Blue Finance S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.13	Registration Rights Agreement between Birks and Prime Investments S.A., dated as of February 4, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.14	Employment Agreement between Mr. Thomas A. Andruskevich and Mayors effective April 1, 2008. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on June 30, 2008.

4.15	Employment Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors on April 1, 2008. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on June 30, 2008.

4.16	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors dated March 16, 2010. Incorporated by reference from Birks & Mayors Form 6-K filed on March, 17, 2010.

4.17	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors dated March 16, 2010. Incorporated by reference from Birks & Mayors Form 6-K filed on March, 17, 2010.

4.18	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors dated June 30, 2010. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 12, 2010.

4.19	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Mayors dated June 30, 2010. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 12, 2010.

4.20 *	Addendum to Employment Agreement between Birks & Mayors Inc. and Thomas Andruskevich, dated April 21, 2011.

4.21 *	Addendum to Employment Agreement between Mayor’s Jewelers, Inc. and Thomas Andruskevich, dated April 21, 2011.

Exhibit Number	Description of Document
4.22	Employment Agreement between Michael Rabinovitch and Mayors, dated as of August 1, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 7, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.23	Amended Employment Agreement between Aida Alvarez and Mayors, dated as of July 19, 2002. Incorporated by reference from Mayors Form 10-Q filed December 17, 2002.

4.24	Form of Senior Management Long-Term Cash Incentive Plan. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.25	Employment Agreement between Joseph Keifer III and Mayors, dated October 1, 2002. Incorporated by reference from Mayors Form 10-Q filed on December 17, 2002.

4.26	Employment Agreement between John Orrico and Mayors, dated September 11, 2003. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.27	Employment Agreement between Miranda Melfi and Birks & Mayors dated February 24, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.28	Amended and Restated Revolving Credit and Security Agreement, among Birks & Mayors Inc., Mayor’s Jewelers, Inc., Certain Financial Institutions, as Lenders, Bank of America, N.A., as Administrative Agent, Bank of America, N.A. (acting through its Canada branch), as Canadian Agent, and Banc of America Securities, LLC, as Sole Lead Arranger and Sole Book Manager, dated as of December 17, 2008 (“Credit Facility”). Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on December 22, 2008.

4.29	Term Loan and Security Agreement, among Birks & Mayors Inc., Mayor’s Jewelers, Inc., Certain Financial Institutions, as Lenders, and GB Merchant Partners, LLC, as Administrative Agent, dated as of December 17, 2008 (“Term Loan”). Incorporated by reference from Birks & Mayors Inc.’s Form 6-K filed on December 22, 2008.

4.30	First Amendment and Consent to Credit Facility, dated as of January 16, 2009. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

4.31	Second Amendment to Credit Facility, dated as of April 30, 2009. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

4.32	Third Amendment and Consent to Credit Facility, dated as of July 20, 2009. Incorporated by reference from Birks & Mayors Inc.’s Annual Report on Form 20-F filed with the SEC on July 12, 2010.

4.33	Fourth Amendment to Credit Facility, dated as of October 29, 2009. Incorporated by reference from Birks & Mayors Inc.’s Annual Report on Form 20-F filed with the SEC on July 12, 2010.

4.34	Fifth Amendment and Consent to Credit Facility, dated as of April 6, 2010. Incorporated by reference from Birks & Mayors Inc.’s Annual Report on Form 20-F filed with the SEC on July 12, 2010.

4.35 *	Sixth Amendment and Consent to Credit Facility, dated as of October 8, 2010.

4.36 *	Seventh Amendment and Consent and Waiver to Credit Facility, dated as of April 2010.

4.37	First Amendment to Term Loan, dated as of April 30, 2009. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

Exhibit Number	Description of Document
4.38	Second Amendment to Term Loan, dated as of July 20, 2009. Incorporated by reference from Birks & Mayors Inc.’s Annual Report on Form 20-F filed with the SEC on July 12, 2010.

4.39	Third Amendment to Term Loan, dated as of October 29, 2009. Incorporated by reference from Birks & Mayors Inc.’s Annual Report on Form 20-F filed with the SEC on July 12, 2010.

4.40	Fourth Amendment to Term Loan, dated as of April 6, 2010. Incorporated by reference from Birks & Mayors Inc.’s Annual Report on Form 20-F filed with the SEC on July 12, 2010.

4.41 *	Fifth Amendment to Term Loan, dated as of October 8, 2010.

4.42 *	Sixth Amendment, Consent and Waiver to Term Loan, dated as of April 2011.

4.43 *	Amended and Restated Management Consulting Services Agreement between Birks & Mayors Inc. and Montrovest B.V., dated as of June 8, 2011.

4.44	Mayor’s Jewelers, Inc., (f/k/a Jan Bell Marketing, Inc.) 1991 Stock Option Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed on April 26, 2006.

4.45	Mayor’s Jewelers, Inc., Form of Amended Stock Option Agreement under the 1991 Stock Option Plan. Incorporated by reference from Birks & Mayors Inc.’s Schedule TO-1 filed with the SEC on March 18, 2010.

4.46	Mayor’s Jewelers, Inc., 2004 Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed on April 26, 2006.

4.47	Birks & Mayors Inc. 2006 Employee Stock Purchase Plan. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.48	Birks & Mayors Inc. Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.49	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Peter O’Brien. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.50	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Lorenzo Rossi di Montelera. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.51	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Carlo Coda-Nunziante. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.52	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Joseph A. Keifer. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.53	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Marco Pasteris. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.54	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.55	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

Exhibit Number	Description of Document
4.56	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed on July 19, 2006.

4.57	Form of Stock Appreciation Rights Agreement. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.58	Stock Appreciation Rights Agreement between Mr. Thomas A. Andruskevich and Mayor’s Jewelers, Inc. dated August 9, 2005. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 12, 2010.

4.59	Amendment to Stock Appreciation Rights Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors dated March 16, 2010. Incorporated by reference from Birks & Mayors Form 6-K filed on March, 17, 2010.

4.60	Amendment to Stock Appreciation Rights Agreement between Michael Rabinovitch and Birks & Mayors dated March 16, 2010. Incorporated by reference from Birks & Mayors Form 6-K filed on March, 17, 2010.

4.61	Loan Agreement between Birks & Mayors Inc. and Investissement Québec, dated January 26, 2009. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

4.62	Loan Agreement between Birks & Mayors Inc. and Investissement Québec, dated February 20, 2009. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

4.63	Cash Advance Agreement between Birks & Mayors Inc. and Montrovest B.V., dated February 10, 2009. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

4.64	Cash Advance Agreement between Birks & Mayors Inc. and Montrovest B.V., dated May 21, 2009. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

4.65 *	Amended and Restated Cash Advance Agreement between Birks & Mayors Inc. and Montrovest B.V., dated June 8, 2011.

4.66 *	Amended and Restated Cash Advance Agreement between Birks & Mayors Inc. and Montrovest B.V., dated June 8, 2011.

4.67	Distribution Agreement between Birks & Mayors Inc., Mayors Jewelers, Inc. and Damiani International B.V., dated as of September 26, 2009. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 12, 2010.+

4.68 *	Employment Agreement between Birks & Mayors Inc. and Deborah Nicodemus, dated February 22, 2011.

4.69 *	Second Amended and Restated Revolving Credit and Security Agreement, among Birks & Mayors Inc., Mayor’s Jewelers, Inc. Certain Financial Institutions, as Lenders, Bank of America, N.A., as Administrative Agent, Bank of America, N.A. (acting through its Canada branch) as Canadian Agent, Bank of America, N.A. and Wells Fargo Bank, National Association, as Co-Collateral Agents with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Capital Finance, LLC, as Co-Lead Arrangers and Co-Book Managers, dated as of June 8, 2011.

4.70 *	Amended and Restated Term Loan and Security Agreement, among Birks & Mayors Inc., Certain Financial Institutions, as Lenders, GB Merchant Partners, LLC, as Administrative Agent and Co-Collateral Agent and Wells Fargo Credit, Inc., as Co-Collateral Agent and as Documentation Agent, dated as of June 8, 2011.

Exhibit Number	Description of Document
8.1 *	Subsidiaries of Birks & Mayors Inc.

12.1 *	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2 *	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1 *	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 *	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1 *	Consent of KPMG LLP.

*	Filed herewith.
+	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BIRKS & MAYORS INC.

Date: July 8, 2011	/s/ MICHAEL RABINOVITCH
Michael Rabinovitch,
Senior Vice President and Chief Financial Officer

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Birks & Mayors Inc.

We have audited the accompanying consolidated balance sheets of Birks & Mayors Inc. and subsidiaries as of March 26, 2011 and March 27, 2010 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended March 26, 2011, March 27, 2010 and March 28, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Birks & Mayors Inc. and subsidiaries as of March 26, 2011 and March 27, 2010 and their consolidated results of operations and their consolidated cash flows for the years ended March 26, 2011, March 27, 2010 and March 28, 2009 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP*

Chartered Accountants

Montréal, Canada

July 8, 2011

*	CA Auditor permit no. 13381

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	As of
	March 26, 2011	March 27, 2010
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$3,342	$3,403
Accounts receivable	8,120	9,497
Inventories	141,843	143,817
Assets held for sale	—	924
Prepaids and other current assets	2,409	2,297

Total current assets	155,714	159,938
Property and equipment	26,270	28,014
Intangible assets	1,011	1,072
Other assets	1,328	2,710

Total non-current assets	28,609	31,796

Total assets	$184,323	$191,734

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$61,928	$64,520
Accounts payable	48,262	43,530
Accrued liabilities	9,092	7,806
Current portion of long-term debt	4,339	4,852

Total current liabilities	123,621	120,708
Long-term debt	45,976	48,872
Other long-term liabilities	3,386	3,767

Total long-term liabilities	49,362	52,639
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 3,672,535 and 3,672,407, respectively	22,282	22,282
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	15,752	15,728
Accumulated deficit	(71,586)	(63,840)
Accumulated other comprehensive income	6,279	5,604

Total stockholders’ equity	11,340	18,387

Total liabilities and stockholders’ equity	$184,323	$191,734

See accompanying notes to consolidated financial statements

On behalf of the Board of Directors:

/s/ Thomas A. Andruskevich	/s/ Louis L. Roquet
Thomas A. Andruskevich, Director	Louis L. Roquet, Director

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
	(In thousands, except per share amounts)
Net sales	$270,948	$255,057	$270,896
Cost of sales	154,853	150,606	155,297

Gross profit	116,095	104,451	115,599
Selling, general and administrative expenses	107,231	106,252	113,990
Impairment of goodwill and long-lived assets	—	1,353	13,555
Depreciation and amortization	5,267	5,192	6,212

Total operating expenses	112,498	112,797	133,757

Operating income (loss)	3,597	(8,346)	(18,158)
Interest and other financing costs	11,319	11,127	9,967

Loss before income taxes	(7,722)	(19,473)	(28,125)
Income tax expense (benefit)	24	(2)	32,854

Net loss	$(7,746)	$(19,471)	$(60,979)

Weighted average common shares outstanding
Basic	11,390	11,390	11,339
Diluted	11,390	11,390	11,339
Net loss per share
Basic	$(0.68)	$(1.71)	$(5.38)
Diluted	$(0.68)	$(1.71)	$(5.38)

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

	Voting common stock outstanding	Voting common stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total
Balance at March 29, 2008	11,280,135	60,813	15,699	16,610	(250)	92,872
Net loss	—	—	—	(60,979)	—	(60,979)
Cumulative translation adjustment	—	—	—	—	2,990	2,990

Total comprehensive loss	—	—	—	—	—	(57,989)
Issuance of shares under ESPP and exercise of stock options	110,242	82	—	—	—	82
Compensation expense resulting from SARS granted to Management and Directors	—	—	3	—	—	3

Balance at March 28, 2009	11,390,377	60,895	15,702	(44,369)	2,740	34,968

Net loss	—	—	—	(19,471)	—	(19,471)
Cumulative translation adjustment	—	—	—	—	2,864	2,864

Total comprehensive loss	—	—	—	—	—	(16,607)
Compensation expense resulting from SARS granted to Directors	—	—	1	—	—	1
Compensation expense resulting from amendment of previously granted SARS and stock options to Management	—	—	25	—	—	25

Balance at March 27, 2010	11,390,377	$60,895	$15,728	$(63,840)	$5,604	$18,387

Net loss	—	—	—	(7,746)	—	(7,746)
Cumulative translation adjustment	—	—	—	—	675	675

Total comprehensive loss	—	—	—	—	—	(7,071)
Compensation expense resulting from stock options granted to Management	—	—	19	—	—	19
Exercise of stock options	128	—	—	—	—	—
Compensation expense resulting from amendment of previously granted stock options to employees	—	—	5	—	—	5

Balance at March 26, 2011	11,390,505	$60,895	$15,752	$(71,586)	$6,279	$11,340

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
	(In thousands)
Cash flows provided by (used in) operating activities:
Net loss	$(7,746)	$(19,471)	$(60,979)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Deferred income taxes	—	—	32,854
Depreciation and amortization	5,788	5,922	7,054
Amortization of debt costs	1,614	1,615	797
Goodwill impairment	—	—	11,208
Impairment of long-lived assets	—	1,353	2,347
Other operating activities, net	(344)	(593)	(838)
Decrease (increase) in:
Accounts receivable	1,563	2,188	(532)
Inventories	5,457	24,692	11,312
Other current assets	(46)	531	2,376
Increase (decrease) in:
Accounts payable	3,277	12,321	(6,101)
Accrued liabilities and other long-term liabilities	751	637	471

Net cash provided by (used in) operating activities	10,314	29,195	(31)

Cash flows (used in) provided by investing activities:
Additions to property and equipment	(2,567)	(1,725)	(4,939)
Proceeds from sale of assets held for sale	975	—	—
Other investing activities, net	(27)	86	(63)

Net cash used in investing activities	(1,619)	(1,639)	(5,002)

Cash flows (used in) provided by financing activities:
Decrease in bank indebtedness	(3,380)	(26,529)	(16,311)
Repayment of obligations under capital leases	(2,743)	(1,724)	(2,007)
Increase in obligations under capital leases	—	—	2,899
Payment of loan origination fees and costs	—	(110)	(3,595)
Repayment of long-term debt	(2,707)	(2,439)	(946)
Increase in long-term debt	—	4,328	23,973
Other financing activities	(29)	53	97

Net cash (used in) provided by financing activities	(8,859)	(26,421)	4,110
Effect of exchange rate on cash	103	240	(219)

Net (decrease) increase in cash and cash equivalents	(61)	1,375	(1,142)
Cash and cash equivalents, beginning of year	3,403	2,028	3,170

Cash and cash equivalents, end of year	$3,342	$3,403	$2,028

Supplemental disclosure of cash flow information:
Interest paid	$9,866	$10,106	$9,828
Non-cash transactions:
Property and equipment additions acquired through capital leases	$322	$75	$—
Property and equipment additions included in accounts payable and accrued liabilities	$341	$197	$209

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

Birks & Mayors Inc. (“Birks & Mayors”) or (“Birks”) or (“the Company”) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the design, manufacture and retail sale of luxury jewelry, timepieces and giftware. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal years ended March 26, 2011, March 27, 2010, and March 28, 2009 include fifty-two weeks.

1.	Basis of presentation and future operations:

Basis of presentation

These consolidated financial statements include the accounts of the Canadian parent company Birks & Mayors and its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”), and are reported in U.S. dollars and in accordance with accounting principles generally accepted in the U.S. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories and accounts receivable, provisions for income taxes, valuation of deferred tax assets and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Future operations

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The difficult economic and retail environment, especially in Florida (where the Company derives a significant portion of its revenues), have negatively impacted not only the Company’s operating performance, but its availability to sources of financing to fund its operations and its cost of capital. While the Company renewed its senior secured revolving credit facility and senior secured term loans in June 2011, the Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependant upon its ability to maintain positive excess availability under its senior secured revolving credit facilities. Both its senior secured revolving credit facility lenders and its senior secured term loan lender may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral.

There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility lenders may impose using reasonable discretion, however, the Company’s senior secured term loan lender’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the senior secured credit facility availability. No discretionary reserves were imposed during fiscal 2011 and 2010, however, during fiscal 2009, from February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million. While the Company’s senior secured revolving credit

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009 facility lenders have not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

Another factor impacting the Company’s excess availability includes, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. Furthermore, a $15 million, a $7.5 million and a $2.5 million seasonal availability block was imposed by the senior secured revolving credit facility lenders and the senior secured term loan lender each year from December 20th to January 20th, from January 21st to February 10th and from February 11th to February 20th, respectively. In June 2011, upon the amendment of the senior credit facilities, the availability blocks have been changed. Under the terms of the amended facilities, a $12.5 million and a $5 million seasonal availability block are imposed from December 20th to January 20th and from January 21st to February 10th, respectively. Both the Company’s senior secured revolving credit facility and its senior secured term loan are subject to cross default provisions with all other loans, by which if the Company is in default with any other loan the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

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

Sales are recognized at the point of sale when merchandise is picked up by the customer or shipped to a customer. Shipping and handling fees billed to customers are included in net sales. Revenues for gift certificate sales and store credits are recognized upon redemption. Prior to recognition as a sale, gift certificates are recorded as accrued liabilities on the balance sheet. Based on historical redemption rates, gift certificates and store credits, not subject to unclaimed property laws, are recorded as income. Gift certificates and store credits outstanding and subject to unclaimed property laws are maintained as accrued liabilities until remitted in accordance with local ordinances.

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

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

Revenue related to the Company’s purchases of gold and other precious metals from our customers are recognized when the Company delivers the goods, and receives and accepts an offer from a refiner to purchase the gold and other precious metal.

(b)	Cost of sales:

Cost of sales includes direct inbound freight, direct labor related to repair services, design and creative, the jewelry studio, inventory shrink, inventory thefts, and boxes (jewelry, watch and giftware). Indirect freight including inter-store transfers, purchasing and receiving costs, distribution costs, warehousing costs and quality control costs are included in selling, general and administrative expenses. Purchase discounts are recorded as a reduction of inventory cost and are recorded to cost of sales as the items are sold. Mark down dollars received from vendors are recorded as a reduction of inventory costs to the specific items to which they apply and are recognized in cost of sales once the items are sold. Other vendor allowances, primarily related to the achievement of certain milestones, are infrequent and insignificant and are recognized upon achievement of the specified milestone in cost of sales. Included in cost of sales is depreciation related to manufacturing machinery, equipment and facilities of $521,000, $730,000 and $842,000 for the years ended March 26, 2011, March 27, 2010 and March 28, 2009, respectively.

(c)	Cash and cash equivalents:

The Company considers all highly liquid investments purchased with original maturities of three months or less and amounts receivable from external credit card issuers to be cash equivalents. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $1.7 million at March 26, 2011 and $1.8 million at March 27, 2010.

(d)	Accounts receivable:

Accounts receivable arise primarily from customers’ use of the Mayors credit card and sales to Birks & Mayors corporate customers. Several installment sales plans are offered to the Mayors credit card holders which vary as to repayment terms and finance charges assessed. Finance charges on Mayors’ consumer credit receivables, when applicable, accrue at rates ranging from 7.9% to 18% per annum. Finance charges on Mayors consumer credit accounts are not significant. The Company maintains allowances for doubtful accounts associated with the accounts receivable recorded on the balance sheet for estimated losses resulting from the inability of its customers to make required payments. The allowance is determined based on a combination of factors including, but not limited to, the length of time that the receivables are past due, the Company’s knowledge of the customer, economic and market conditions and historical write-off experiences. The Company classifies a receivable account as past due if a required payment amount has not been received within the allotted time frame (generally 30 days), after which internal collection efforts commence. Once all internal collection efforts have been exhausted and management has reviewed the account, the account is put on nonaccrual status and may be sent for external collection or legal action. Upon the suspension of the accrual of interest, interest income is recognized to the extent cash payments received exceed the balance of the principal amount owed on the account. After all collection efforts have been exhausted, including internal and external collection efforts, an account is written off.

The Company guarantees a portion of its private label credit card sales to its credit card vendor. The Company maintains a liability associated with these outstanding amounts. Similar to the allowance for

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009 doubtful accounts, the liability related to these guaranteed sales amounts are based on a combination of factors including the length of time the receivables are past due to the Company’s credit card vendor, the Company’s knowledge of the customer, economic and market conditions and historical write-off experiences of similar credits. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

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

Assets held for sale represent assets owned by the Company that management has committed to sell in the near term and has either identified or is actively seeking out potential buyers for these assets as of the balance sheet date. As of March 27, 2010, assets included in this line item were comprised of the Company’s manufacturing facility and land in Rhode Island. Assets held for sale are valued at the lower of their carry value or fair value less cost to sell. The capital lease liability associated with this facility was included in the current portion of long-term debt on the balance sheet as of March 27, 2010. During the year ended March 26, 2011, the Company sold the manufacturing facility and land included in this category and paid off its capital lease liability associated with the facility. No material gain or loss was recorded related to the sale of these assets.

(g)	Property and equipment:

Property and equipment are recorded at cost. Maintenance and repair costs are charged to selling, general and administrative expenses as incurred, while expenditures for major renewals and improvements are capitalized. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the assets as follows:

Asset	Period
Buildings	Lesser of term of the lease or the economic life
Leasehold improvements	Lesser of term of the lease or the economic life
Software and electronic equipment	3 - 10 years
Molds	2 - 5 years
Furniture and fixtures	5 - 8 years
Equipment and vehicles	3 - 8 years

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

(h)	Goodwill and intangible assets:

Goodwill is not amortized but is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. During fiscal 2009, due to a combination of factors, including a significant decline in the Company’s stock price and its impact on the Company’s market capitalization as compared to its net book value, as well as the impact of economic downturn on customer demand especially during the holiday season, illiquidity in the overall credit markets and continued forecasted declines in customer demand in the luxury retail market, the Company performed a two-step impairment analysis which required the Company to estimate the fair value of its retail reporting unit based upon its projection of revenues, operating costs, and cash flows considering historical and anticipated future results. The valuation employs a combination of present value techniques to measure fair value and considers market factors. The key assumptions used to determine the fair value of our reporting units were: (a) expected cash flow for a period of five years; (b) terminal values based upon terminal growth rate of 3%; and (c) a discount rate of 11% which was based on the Company’s best estimate during the period of the weighted average cost of capital adjusted for risks associated with its retail reporting unit. Based on its analysis, the Company determined that the entire carrying amount of the goodwill recorded on its books was impaired and therefore, the Company recognized an $11.2 million impairment charge during fiscal 2009.

Trademarks and tradenames are amortized using the straight-line method over a period of 15 to 20 years. The Company had $1.5 million of unamortized intangible assets at March 26, 2011 and March 27, 2010. The Company had $0.5 million and $0.4 million of accumulated amortization of intangibles at March 26, 2011 and March 27, 2010, respectively.

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

The Company accounts for income taxes in accordance with U.S. GAAP. Under U.S. GAAP, deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial statement reporting purposes and the bases for income tax purposes, and (b) operating losses and tax credit carryforwards. Deferred income tax assets are evaluated and, if realization is not considered to be more-likely-than-not, a valuation allowance is provided (see note 9(a) to the Company’s Consolidated Financial Statements).

(l)	Foreign exchange:

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date. Other balance sheet items denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009 currencies are translated at average rates prevailing during the year. Gains (losses) on foreign exchange of $0.4 million, $1.5 million and ($0.8 million) are recorded in cost of goods sold for the years ended March 26, 2011, March 27, 2010 and March 28, 2009, respectively and $12,000 and $0.7 million of gains on foreign exchange were recorded in interest and other financial costs related to U.S. dollar denominated debt of the Company’s Canadian operations for the years ended March 26, 2011 and March 27, 2010, respectively. There were no foreign exchange gains or losses associated with U.S. dollar denominated debt in the year ended March 28, 2009.

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

The Company periodically reviews the estimated useful lives of its depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Measurement of an impairment loss for such long-lived assets would be based on the difference between the carrying value and the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. No impairment charge was required in fiscal 2011. During fiscal 2010 and 2009, the Company’s evaluation resulted in the determination that the carrying value of long-lived assets, primarily leasehold improvements at certain of the Company’s U.S. retail stores and one if its manufacturing facilities in the U.S. would likely not be recovered through estimated future cash flows, considering assumptions regarding the expected lives of those assets. As a result, the Company recorded impairment charges of $0.9 million and $2.3 million in fiscal 2010 and 2009, respectively, to reduce the carrying value of these assets to their estimated fair value. During fiscal 2010, the Company also evaluated the carrying value of assets held for sale to determine if, based on market conditions, the value of these assets should be adjusted. Based on offers to purchase and third-party real estate valuation sources at the time, the Company determined that the carrying value of these assets were higher than the estimated market value less selling costs. Accordingly, the Company recorded an impairment charge of $0.5 million during fiscal 2010.

(n)	Advertising and marketing costs:

Advertising and marketing costs are generally charged to expense as incurred and are included in selling, general and administrative expenses in the consolidated statements of operations. However, certain expenses such as those related to catalogs are expensed at the time such catalogs are shipped to recipients. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses, and amounted to $2.9 million, $2.5 million and $3.6 million in the years ended March 26, 2011, March 27, 2010 and March 28, 2009, respectively. Advertising and marketing expense, net of vendor cooperative advertising allowances, amounted to $8.0 million, $9.5 million and $10.5 million in the years ended March 26, 2011, March 27, 2010 and March 28, 2009, respectively.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

(o)	Pre-opening expenses:

Pre-opening expenses related to the opening of new and relocated stores are expensed in the period incurred.

(p)	Operating leases:

All material lessor incentive amounts on operating leases are deferred and amortized as a reduction of rent expense over the term of the lease. Rent expense is recorded on a straight-line basis, which takes into effect any rent escalations, rent holidays and fixturing periods. Lease terms are from the inception of the fixturing period until the end of the initial lease term and generally exclude renewal periods, however, renewal periods would be included in instances in which the exercise of the renewal period option would be reasonably assured and failure to exercise such option would result in an economic penalty. Contingent rent payments vary by lease, are based on a percentage of revenue above a predetermined sales level and are expensed when it becomes probable the sales levels will be achieved. This level is different for each location and includes and excludes various types of sales.

(q)	Earnings per common share:

The following table sets forth the computation of basic and diluted earnings per common share for the years ended March 26, 2011, March 27, 2010 and March 28, 2009:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
	(In thousands, except per share data)
Basic loss per common share computation:
Numerator:
Net loss	$(7,746)	$(19,471)	$(60,979)
Denominator:
Weighted-average common shares outstanding	11,390	11,390	11,339
Loss per common share	$(0.68)	$(1.71)	$(5.38)
Diluted loss per common share computation:
Numerator:
Net loss	$(7,746)	$(19,471)	$(60,979)
Denominator:
Weighted-average common shares outstanding	11,390	11,390	11,339
Dilutive effect of stock options, warrants and stock appreciation rights (SARs)	—	—	—

Weighted-average common shares outstanding—diluted	11,390	11,390	11,339
Diluted loss per common share	$(0.68)	$(1.71)	$(5.38)

For the year ended March 26, 2011, the effect from the assumed exercise of 547,326 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants, and 21,737 shares underlying outstanding stock appreciation rights were excluded from the computation of net income per diluted share due to their antidilutive effect. For the year ended March 27, 2010, the effect from the assumed exercise of 676,454 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants, and 21,737 shares underlying outstanding stock appreciation rights were excluded from the computation of net

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009 income per diluted share due to their antidilutive effect. For the year ended March 28, 2009, the effect from the assumed exercise of 1,013,000 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants, and 113,034 shares underlying outstanding stock appreciation rights were excluded from the computation of net income per diluted share due to their antidilutive effect.

(r)	Commodity and currency risk:

The Company has exposure to market risk related to gold, silver, platinum and diamond purchases and foreign exchange risk. The Company may periodically enter into gold futures contracts to economically hedge a portion of these risks. At March 26, 2011 and March 27, 2010, there were no contracts outstanding.

3.	Accounts receivable:

Accounts receivable at March 26, 2011 and March 27, 2010 consist of the following:

	As of
	March 26, 2011	March 27, 2010
	(In thousands)
Customer trade receivables	$6,502	$6,920
Other receivables	1,618	2,577

	$8,120	$9,497

Included in customer trade receivables as of March 26, 2011 and March 27, 2010, was $0.7 million and $0.4 million, respectively, of net trade receivables on nonaccrual status.

Continuity of the allowance for doubtful accounts is as follows (in thousands):

Balance March 29, 2008	$1,191
Additional provision recorded	851
Net write-offs	(253)

Balance March 28, 2009	1,789
Additional provision recorded	1,143
Net write-offs	(414)

Balance March 27, 2010	2,518
Additional provision recorded	247
Net write-offs	(283)

Balance March 26, 2011	$2,482

Certain sales plans relating to customers use of Mayors credit cards provide for revolving lines of credit and/or installment plans under which the payment terms exceed one year. These receivables, amounting to approximately $3.8 million and $3.7 million at March 26, 2011 and March 27, 2010, respectively, are included in accounts receivable in the accompanying consolidated balance sheets.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

4.	Inventories:

Inventories are summarized as follows:

	As of
	March 26, 2011	March 27, 2010
	(In thousands)
Raw materials	$4,420	$3,346
Work in progress	655	712
Retail inventories and manufactured finished goods	136,768	139,759

	$141,843	$143,817

Continuity of the obsolescence reserve for inventory is as follows (in thousands):

Balance March 29, 2008	$2,941
Additional charges	1,442
Deductions	(1,405)

Balance March 28, 2009	2,978
Additional charges	2,625
Deductions	(713)

Balance March 27, 2010	4,890
Additional charges	1,535
Deductions	(1,339)

Balance March 26, 2011	$5,086

5.	Property and equipment:

The components of property and equipment are as follows:

	As of
	March 26, 2011	March 27, 2010
	(In thousands)
Land	$6,661	$6,333
Buildings	9,462	8,822
Leasehold improvements	49,120	47,332
Equipment and vehicles	2,338	2,201
Molds	6,092	5,626
Furniture and fixtures	10,356	10,121
Software and electronic equipment	19,063	17,489

	103,092	97,924
Accumulated depreciation	(76,822)	(69,910)

	$26,270	$28,014

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

Property and equipment, having a cost of $20.3 million and a net book value of $12.1 million at March 26, 2011, and a cost of $20.5 million and a net book value of $13.3 million at March 27, 2010, are under capital leasing arrangements.

6.	Bank indebtedness:

During fiscal 2009, the Company executed an amendment and extension of its senior secured revolving credit facility. The Company’s $160 million senior secured revolving credit facility, which was set to expire on January 19, 2009, was amended and extended for a total of $132 million and bears interest in the range of LIBOR plus 2.5% to LIBOR plus 3.0% (based on excess availability thresholds) for up to a $124 million tranche of the facility and in the range LIBOR plus 4.5% to LIBOR plus 5.0% (based on excess availability thresholds) for an $8 million tranche of the facility. This credit facility has a three-year term expiring in December 2011 and is primarily to be used to finance inventory, capital expenditures, working capital and provide liquidity for other general corporate purposes. In June 2011, subsequent to year end, the senior secured revolving credit facility was amended and extended. See Note 16 Subsequent events for more information on the amended facility.

As of March 26, 2011 and March 27, 2010, bank indebtedness consisted solely of the Company’s senior secured revolving credit facility which had an outstanding balance of $61.9 million and $64.5 million, respectively. The senior secured revolving credit facility is collateralized by substantially all of the Company’s assets. The Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependant upon its ability to maintain positive excess availability under its senior credit facilities. Both its senior secured revolving credit facility lender and its senior secured term loan lender may impose, at any time, discretionary reserves (customary for asset based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility lender may impose using reasonable discretion, however, the Company’s senior secured term loan lender’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the senior secured credit facility availability. No discretionary reserves were imposed during fiscal 2011 and 2010, however, during fiscal 2009 from February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million.

While the Company’s senior secured revolving credit facility lenders have not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased. Another factor impacting the Company’s excess availability includes, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. Furthermore, a $15 million, a $7.5 million and a $2.5 million seasonal availability block were imposed by the senior secured revolving credit facility lenders and the senior secured term loan lender each year from December 20th to January 20th, from January 21st to February 10th and from February 11th to February 20th, respectively. Subsequent to year end, the seasonal availability block amounts have been changed as part of the amended senior secured revolving credit facility. See Note 16 Subsequent Events for amended availability block amounts. The Company’s senior secured revolving credit facility and its senior secured term loan are subject to cross default provisions with all other loans, by which if the Company is in default

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009 with any other loan the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan. As of March 26, 2011, a 100 basis point strengthening or weakening of the Canadian versus the U.S. dollar would cause an approximate $214,000 increase or decrease in the amount of excess availability. The Company’s excess borrowing capacity was $20.5 million as of March 26, 2011.

The senior secured revolving credit facility also contains limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, we are required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $20 million in order to qualify for payment of dividends. Besides these financial covenants related to paying dividends, the terms of this facility provide that no financial covenants are required to be met.

The information concerning the Company’s senior secured credit facility is as follows:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010
	(In thousands)
Maximum borrowing outstanding during the year	$90,636	$98,763
Average outstanding balance during the year	$69,907	$83,112
Weighted average interest rate for the year	3.8%	3.7%
Effective interest rate at year-end	4.0%	3.6%

As security for the bank indebtedness, the Company has provided some of its lenders the following: (i) general assignment of all accounts receivable, other receivables and trademarks; (ii) general security agreements on all of the Company’s assets; (iii) insurance on physical assets in a minimum amount equivalent to the indebtedness, assigned to the lenders; (iv) a mortgage on moveable property (general) under the Civil Code (Québec) of $255,676,000 (CAN$250,000,000); (v) lien on machinery, equipment and molds and dies; and (vi) a pledge of trademark and stock of the Company’s subsidiaries.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

7.	Long-term debt:

(a)	Long-term debt consists of the following:

	As of
	March 26, 2011	March 27, 2010
	(In thousands)
Term loan from GB Merchants that is subordinated in lien priority to the Company’s senior secured revolving credit facility and bears interest at an annual rate of the greater of 16% per annum or one-month LIBOR based rate plus 12% with a three-year term expiring in December 2011.	$12,500	$13,000
Obligation under capital lease on land and buildings, pursuant to a sale-leaseback transaction. The term loan is being amortized using an implicit annual interest rate of 10.74% over the term of the lease of 20 years with a balloon payment and is repayable in monthly installments of approximately $155,960 (Cdn$152,500). The balance at March 26, 2011 and March 27, 2010 was Cdn$14,607,000 and Cdn$14,956,000, respectively.	14,939	14,442
Term loan from Investissement Québec of Cdn$10 million, bearing interest at an annual rate of prime plus 5.5%, repayable beginning in April 2012 in 48 equal monthly capital repayments of $213,063 (Cdn$208,333), secured by the assets of the Company.	10,227	9,723
Obligations under capital leases, at annual interest rates between 6% and 10%, secured by leasehold improvements, furniture, and equipment, maturing at various dates from June 2009 to December 2012.	3,900	5,025
Non-interest bearing notes payable with a 10% imputed interest rate entered into in connection with the acquisition of certain assets of Brinkhaus, repayable in three equal installments of $1,739,000 (Cdn$1,700,000, including imputed interest), payable in June 2009, April 2010 and April 2011. The balance at March 26, 2011 and March 27, 2010 was Cdn$1,686,000 and Cdn$3,212,000, respectively.	1,724	3,123
Cash advance provided by the Company’s controlling shareholder bearing interest at an annual rate of 17.8%, including withholding taxes (Note 14(c))	5,000	5,000
Term loan from Investissement Québec, bearing interest at an annual rate of prime plus 3.5%, repayable beginning in May 2009 in 20 monthly capital repayments of $36,000 (Cdn$35,000) and 40 monthly payments of $56,200 (Cdn$55,000), secured by the assets of the Company and subject to certain financial covenants. The balance at March 26, 2011 and March 27, 2010 was Cdn$1,980,000 and Cdn$2,480,000, respectively. (b)	2,025	2,411
Obligation under capital lease on land and building, bearing annual interest of 5%, repayable in monthly capital installments of $5,400, maturing in March 2025, secured by the property, second position on other assets of Cash Gold and Silver USA Inc. and a guarantee by the Company subordinated to all pre-existing debt and subject to certain financial covenants ..	—	975
Other long-term loans payable	—	25

	50,315	53,724
Current portion of long-term debt	4,339	4,852

	$45,976	$48,872

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

(b)	The Company must comply with certain financial covenants associated with a Cdn$2.5 million term loan reflected in the preceding table. As of March 26, 2011, the Company was in compliance with these financial covenants.

(c)	Future minimum lease payments for capital leases required in the following five years and thereafter are as follows (in thousands):

Year ending March:
2012	$3,715
2013	4,045
2014	2,162
2015	2,143
2016	2,131
Thereafter	17,419

31,615
Less imputed interest	12,776

$18,839

(d)	Principal payments on long-term debt required in the following five years and thereafter, including obligations under capital leases, are as follows and reflect the extension of the term loan from GB merchants subsequent to year end (in thousands):

Year ending March:
2012	$4,339
2013	3,088
2014	3,870
2015	3,246
2016	15,810
Thereafter	19,962

$50,315

(e)	As of March 26, 2011 and March 27, 2010, the Company had $1.9 million and $1.5 million, respectively, of outstanding letters of credit which were provided to certain lenders.

8.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:

(i)	The Company can issue stock options and SARs to executive management, key employees and directors under a stock-based compensation plan.

The Company has a Long-Term Incentive Plan under which awards may be made in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of the Company. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The Long-Term

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

Incentive Plan provides for the grant of units and performance units or share awards. The Long-Term Incentive Plan authorizes the issuance of 900,000 Class A voting shares, which consist of authorized but unissued Class A voting shares. The Company is restricted from issuing Class A voting shares or equity based awards under this program without the approval of the shareholders of the Company if such issuance, when combined with the Class A voting shares issuable under this plan or any of the Company’s other equity incentive award plans exceeds 1,304,025 Class A voting shares. As of March 26, 2011, there were 28,310 cash-based stock appreciation rights that were granted under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $6.61. During fiscal 2011, stock options to purchase 55,000 shares of the Company’s Class A voting shares were issued with a three year vesting period, an average exercise price of $1.25 and expiration date 10 years after grant. The weighted-average grant-date fair value of the options granted during fiscal 2011 was $1.12. The fair values of the newly issued options were calculated as of the date of their grant, using the Black-Scholes pricing model with the following weighted-average assumptions: Dividend yield – 0%; Expected volatility – 99.3%; Risk-free interest rate – 2.56%; and expected term in years – 10 years. The intrinsic value of these options as of March 26, 2011 was $6 thousand dollars. The unrecognized compensation related to the non-vested portion of stock options granted as of March 26, 2011 was $43,000. Total compensation cost for options recognized in earnings was $19,000 during fiscal 2011. No stock-based awards were issued or outstanding under this plan in fiscal 2010 and fiscal 2009.

The Company has outstanding employee stock options issued under the Birks Employee Stock Option Plan (the “Birks ESOP”). The Birks ESOP was authorized to issue 237,907 shares or 10% of non-voting common stock. The granting of options, the exercise price and the related vesting period were determined at the discretion of the Board of Directors. The lives of the options issued under the Birks ESOP were not to exceed 10 years with options vesting generally pro-rata over four years. Effective November 15, 2005, no awards are permitted to be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms. In March 2010, the Company offered employees who held options under this plan the right to amend their current options. The amended options terms would be consistent with the original grant except that the new options would have a lower exercise price, be exercisable for a lesser number of the Company’s Class A shares, have a new ten-year term and be subject to different terms in the event of a change in control or if the Company had a going-private transaction. The offer to amend expired on April 16, 2010. Effective April 16, 2010, pursuant to the offer to amend, the Company received tendered eligible stock options covering 47,353 shares of its Class A voting shares all of which were fully vested and provided amended fully vested options to purchase up to 9,470 shares of the Company’s Class A voting shares, thereby reducing the number of shares issuable upon exercise of outstanding options by 37,883 shares. The amended options have an exercise price of $1.05 per share. As of March 26, 2011, March 27, 2010 and March 28, 2009, there were 10,142, 49,817 and 72,281 Class A voting shares underlying options granted under the Birks ESOP, respectively.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

The fair value of the cancelled and newly issued options were estimated as of April 16, 2010, using the Black-Scholes pricing model with the following weighted-average assumptions used for the cancelled and newly issued options as of April 16, 2010:

	Cancelled Options	Newly Issued Options
Dividend yield	0%	0%
Expected volatility	116.6%	95.0%
Risk-free interest rate	0.96%	3.79%
Expected term in years	1.9	10.0

No compensation expense was required to be recorded related to the amended option transaction and no compensation income or expense was required to be recorded for the outstanding option under this plan for the years ended March 26, 2011, March 27, 2010 and March 28, 2009, respectively.

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

No compensation income or expense was required to be recorded for the outstanding option of the Chief Executive Officer for the years ended March 26, 2011 and March 28, 2009, respectively.

(iii)	As of March 26, 2011, the Company had outstanding 15,000 options granted to current and former members of its Board of Directors to acquire Class A voting shares of the Company for a purchase price of CAN$7.73 exercisable at any time until April 23, 2014. No compensation expense (income) was recorded during the years ended March 26, 2011, March 27, 2010 and March 28, 2009, respectively.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

The following is a summary of the activity of Birks’ stock option plans and arrangements. The weighted average exercise price for Canadian priced options in the summary below have been converted to U.S. dollars using the exchange rate for Canadian and U.S. dollars as of March 26, 2011:

	Options	Weighted average exercise price
Outstanding March 29, 2008	791,767	$6.54
Forfeited	(64,186)	6.43

Outstanding March 28, 2009	727,581	6.54
Granted	242,944	1.00
Cancelled	(509,121)	6.45
Forfeited	(153,643)	6.42

Outstanding March 27, 2010	307,761	2.37
Granted	64,470	1.22
Cancelled	(47,353)	7.35
Forfeited	(1,664)	5.50
Exercised	(128)	1.05

Outstanding March 26, 2011	323,086	$1.39

A summary of the status of Birks’ stock options at March 26, 2011 is presented below:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.00	242,944	2.0	$1.00	242,944	$1.00
$1.05	8,842	9.1	1.05	8,842	1.05
$1.25	55,000	9.5	1.25	—	—
$7.73	16,300	2.9	7.91	16,300	7.91

$1.00 – 7.52	323,086	3.5	$1.39	268,086	$1.42

Included in the above calculation were 242,944 options to purchase Class A voting shares held by the Company’s Chief Executive Officer which expire either two years after termination for any reason or ten years after retirement. For purposes of the table above, the remaining contractual life was estimated to be two years.

(iv)

Under plans approved by the former Board of Directors of Mayors, the Company has outstanding stock options and SARs issued to employees and members of the Company’s Board of Directors. Under these plans, the option price was required to equal the market price of the stock on the date of the grant or in the case of an individual who owned 10% or more of the common stock of Mayors, the minimum price was to be set at 110% of the market price at the time of issuance. Options granted under these programs generally became exercisable from six months to three years after the date of grant, provided that the individual was continuously employed by Mayors, or in the case of directors, remained on the Board of Directors. All options generally expired no more than ten years after the date of grant. No

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009 further awards will be granted under these plans. However, these plans will remain effective until the outstanding awards issued under the plans terminate or expire by their terms. In March 2010, the Company offered employees who held these options the right to amend their current options. The amended options terms would be consistent with the original grant except that the new options would have a lower exercise price, be exercisable for a lesser number of the Company’s Class A shares, have a new ten-year term and be subject to different terms in the event of a change in control or if the Company had a going-private transaction. The offer to amend expired on April 16, 2010. Effective April 16, 2010, pursuant to the offer to amend, the Company received tendered eligible stock option covering 38,433 shares of its Class A voting shares, all of which were fully vested and provided fully vested amended options to purchase up to 2,607 shares of the Company’s Class A voting shares, thereby reducing the number of shares issuable upon exercise of outstanding options by 35,826 shares. The amended options have an exercise price of $1.05 per share. The fair value of the cancelled and newly issued options were estimated as of April 16, 2010, using the Black-Scholes pricing model with the following weighted-average assumptions used for the cancelled and newly issued options as of April 16, 2010:

	Cancelled Options	Newly Issued Options
Dividend yield	0%	0%
Expected volatility	128.1%	95.0%
Risk-free interest rate	0.57%	3.79%
Expected term in years	1.2	10.0

Compensation expense of $5,000 was recorded during the year ended March 26, 2011 related to the stock option amendments. No compensation expense was required to be recorded related to the options outstanding under this program for the years ended March 27, 2010 and March 28, 2009, respectively.

The Company also has outstanding, SARs previously issued under the Mayors plan to members of senior management. During the year ended March 27, 2010, 4,347 SARs were cancelled. On March 16, 2010, the Company amended the remaining outstanding SARS by reducing the number of Class A voting shares that are subject to the amended SARS from 108,687 to 21,737 with the exercise price decreasing from $6.21 to $1.00. The amended SARS were given a new 10 year term and are fully exercisable. As of March 26, 2011, the weighted-average remaining contractual life of these awards was 9.0 years and the aggregate intrinsic value was $8,000. The Company recorded $1,000 related to the amendment of the outstanding SARs for fiscal 2010. The Company recorded $3,000 of compensation expense related to the SARs awards prior to their amendment for fiscal 2009.

The Company issued new shares to satisfy share-based awards and exercise of stock options. During fiscal 2011, 2010 and 2009, respectively, no cash was used to settle equity instruments granted under share-based payment arrangements and as of March 26, 2011, all of the Company’s stock options were out-of-the-money.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

The following is a summary of the activity of Mayors stock option plans:

	Options	Weighted average exercise price
Outstanding March 29, 2008	290,420	$12.84
Forfeited/cancelled	(4,828)	44.70

Outstanding March 28, 2009	285,592	12.30
Forfeited/cancelled	(16,327)	24.69

Outstanding March 27, 2010	269,265	11.55
Forfeited/cancelled	(47,632)	30.51
Granted	2,607	1.05

Outstanding March 26, 2011	224,240	$7.40

A summary of the status of the option plans at March 26, 2011 is presented below:

Range of exercise prices	Number outstanding	Options outstanding and exercisable
		Weighted average remaining life (years)	Weighted average exercise price
$ 1.05 – 1.05	2,607	9.1	$1.05
$ 2.65 – 3.98	203,461	1.9	3.17
$ 6.00 – 9.00	7,821	3.2	8.16
$ 9.01 – 13.52	1,302	0.9	12.08
$13.53 – 20.30	1,128	0.6	17.02
$30.48 – 45.72	2,560	0.2	43.36
$68.61 – 155.27	5,361	1.2	149.46

$ 1.05 – 155.27	224,240	2.0	$7.40

Included in the above calculation were 130,425 options that were granted to the Company’s Chief Executive Officer and expire at the earlier of ten years from the grant date or two years after termination of employment, unless terminated for cause, in which case the options expire on his last day of employment with the Company. For purposes of the information within the table above, the remaining contractual life was estimated to be two years.

(b)	As of March 26, 2011, the Company had outstanding warrants exercisable into 382,693 shares of the Company’s stock. These warrants have a weighted average exercise price of $3.42 per share. As of November 1, 2005, these awards were fully-vested and no additional compensation expense will be recognized.

(c)	In connection with its term loan agreement executed in 2003 with Investissement Québec, the lender was entitled to 99,428 options to purchase Class A voting shares at $4.62 (Cdn$4.52) per share. These options expired during fiscal 2011. During fiscal 2011, the Company recorded $17,000 reduction in selling and general administrative expense related to these options. The Company recorded $15,000 of additional interest expense related to these options during fiscal 2010 and $126,000 reduction in interest expense associated with these options during fiscal 2009. Interest expense associated with these options in fiscal 2010 and fiscal 2009 are recorded in interest and other financial costs in the Company’s Consolidated Statement of Operations.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

(d)	Employee stock purchase plan:

The Company has an Employee Stock Purchase Plan (“ESPP”) that permits eligible employees, which does not include executives of the Company, to purchase the Company’s Class A voting stock at 85% of the Class A voting shares fair market value through regular payroll deductions. A total of 100,000 shares of the Company’s Class A voting shares are reserved for issuance under the ESPP. As of March 26, 2011, 99,995 Class A voting shares were issued under the ESPP and no additional shares will be issued under this plan.

No shares were issued under the plan in fiscal 2011 and 2010 and 63,398 shares were issued under this plan during fiscal 2009.

(e)	Profit sharing plan:

Mayors has a 401(k) Profit Sharing Plan & Trust (the “Plan”), which permits eligible employees to make contributions to the Plan on a pretax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Mayors historically made cash contributions of 25% of the employee’s pretax contribution, up to 4% of Mayors employee’s compensation, in any calendar year. Effective January 1, 2009, the Company exercised its right to cancel all future matching contributions to the Plan and as such, no additional matching cash payments were made to the Plan during the remainder of fiscal 2009 and all of fiscal 2010 and 2011. The employer match amounted to $46,000 for the year ended March 28, 2009.

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

The Company did not meet the required targeted performance levels for the period which began March 31, 2007 through March 28, 2009 or the period from the beginning of fiscal 2008 through March 27, 2010, and as a result, there will be no payout made under the first cycle or the second cycle. During fiscal 2009, $0.8 million of expenses recorded in previous years were reversed due to the Company’s three-year performance not meeting the targeted performance requirements of the plan.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

9.	Income taxes:

(a)	The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 26, 2011, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2007 through 2011 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company evaluates its deferred tax assets to determine if any adjustments to its valuation allowances are required. As part of this analysis, the Company reviewed its pre-tax earnings or losses during the current fiscal year and two prior fiscal years in both its Canadian and U.S. operations as well as forecasted usage in future years. This analysis showed the Company incurred a cumulative pre-tax loss associated with both its Canadian and U.S. operations during the current and prior two fiscal years. Accordingly the Company could not reach the required conclusion that it would be able to more likely than not realize the value of both its U.S. and Canadian net deferred tax assets in the future. As a result, the Company maintains a non-cash valuation allowance of $57.8 million against the full value of the Company’s net deferred tax assets.

The significant items comprising the Company’s net deferred tax assets at March 26, 2011 and March 27, 2010 are as follows:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010
	(In thousands)
Deferred tax assets:
Loss and tax credit carry forwards	$41,576	$39,870
Difference between book and tax basis of property and equipment	5,165	6,113
Interest expense limitations carry forward	3,820	2,288
Inventory allowances	1,231	941
Other reserves not currently deductible	1,069	1,080
Capital lease obligation	3,915	3,789
Expenses not currently deductible	725	1,194
Other	294	189

Net deferred tax asset before valuation allowance	57,795	55,464
Valuation allowance	(57,795)	(55,464)

Net deferred tax asset	$—	$—

The following table reconciles the unrecognized tax benefits at March 26, 2011 and March 27, 2010:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010
	(In thousands)
Unrecognized tax benefits at the beginning of the year	$—	$—
Gross increase – tax position in current period	444	664
Applied against certain element of deferred tax assets	(444)	(664)

Unrecognized tax benefits at the end of the year	$—	$—

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

All unrecognized tax benefits would affect the effective tax rate if recognized.

The Company’s income tax expense (benefit) consists of the following components:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
	(In thousands)
Income tax expense (benefit):
Current	$444	$461	$495
Deferred	(4,789)	(7,266)	(6,686)
Valuation allowance	4,369	6,803	39,045

Income tax expense (benefit)	$24	$(2)	$32,854

The Company’s current federal tax payable at March 26, 2011, March 27, 2010, and March 28, 2009, was $25,000, 25,000 and zero, respectively.

The Company’s provision (benefit) for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
Canadian statutory rate	29.3%	30.9%	31.5%
Rate differential for U.S. operations	13.9%	6.7%	3.2%
Adjustment to valuation allowance	(62.4)%	(37.2)%	(141.5)%
Utilization of unrecognized losses and other tax attributes	17.8%	—	—
Permanent differences and other	1.1%	(0.4)%	(10.0)%

Total	(0.3)%	0.0%	(116.8)%

(b)	At March 26, 2011, the Company had federal non-capital losses of Cdn$22.3 million and investment tax credits (“ITC’s”) in Canada of Cdn$239,000 which will expire between 2022 and 2030.

(c)	As of March 26, 2011, Mayors had federal and state net operating loss carry forwards in the U.S. of approximately $98 million and $88 million, respectively. Due to Section 382 limitations from the change in ownership for the year ended March 29, 2003, the utilization of approximately $36.4 million of the pre-acquisition net operating loss carry forwards is limited to approximately $953,000 on an annual basis through 2022. The federal net operating loss carry forwards expire beginning in fiscal 2017 through fiscal 2031 and the state net operating loss carry forwards expire beginning in fiscal 2017 through fiscal 2031. Mayors also has an alternative minimum tax credit carry forward of approximately $1.0 million to offset future federal income taxes.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

10.	Capital stock:

The Company has two classes of common stock outstanding: Class A and Class B. Class A common shares receive one vote per share. The Class B common stock has substantially the same rights as the Class A common stock except that each share of Class B common stock receives 10 votes per share.

	Class A common stock		Class B common stock		Total common stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance as of March 29, 2008	3,562,165	$22,200	7,717,970	$38,613	11,280,135	$60,813
Issuance of Class A shares under ESPP and exercise of stock options	110,242	82	—	—	110,242	82

Balance as of March 27, 2010 and March 28, 2009	3,672,407	22,282	7,717,970	38,613	11,390,377	60,895
Exercise of stock options	128	—	—	—	128	—

Balance as of March 26, 2011	3,672,535	$22,282	7,717,970	$38,613	11,390,505	$60,895

11.	Commitments:

Operating leases:

The Company leases all of its retail stores under operating leases with the exception of one Birks & Mayors location. The rental costs are based on minimum annual rentals and for some of the stores, a percentage of sales. Such percentage of sales varies by location. In addition, most leases are subject to annual adjustments for increases in real estate taxes and common area maintenance costs. The Company also has operating leases for certain equipment.

Future minimum lease payments for the next five years and thereafter are as follows (in thousands):

Year ending March:
2012	$17,235
2013	13,947
2014	11,484
2015	9,122
2016	7,098
Thereafter	11,965

$70,851

Rent expense for the Company was approximately $27.1 million, including $0.3 million of contingent rent for the year ended March 26, 2011, $25.4 million, including $30,000 of contingent rent for the year ended March 27, 2010 and $25.2 million, including $0.2 million of contingent rent for the year ended March 28, 2009.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

12.	Contingencies:

(a)	The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigation and claims. While the final outcome with respect to claims and legal proceedings pending at March 26, 2011 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

(b)	From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. At March 26, 2011 and March 27, 2010, the amount guaranteed under such arrangements was approximately $5.0 million. At March 26, 2011 and March 27, 2010, the Company has recorded in accrued liabilities a reserve of $430,000 and $326,000 associated with this guaranteed amount.

(c)	The Company has entered into an agreement with Prime Investments S.A. under the terms of which Prime Investments will supply the Company with at least 45%, on an annualized cost basis, of the Company’s loose diamond requirements upon the satisfaction of certain conditions (see note 14(e)).

(d)	The Company entered into a five-year distribution agreement with Damiani International B.V. (“Damiani”) during fiscal 2010 in which the Company purchased an aggregate cost value of $10.6 million of jewelry products from Damiani for sale by the Company in Canada and the United States. The agreement provides that the Company will pay for the products on an annual basis beginning on February 15, 2010 based on the cost value of the products sold during the previous year. However, the Company must make minimum annual payments totaling an aggregate amount of $5.6 million during the term of the agreement. Under this agreement, the Company is also required to replenish certain jewelry products sold during each previous quarter with payment on these purchases required within 90 days of receipt during the life of the agreement. The Company also has the right to return up to $5 million of any unsold Damiani products at the end of the term of the agreement. The total amount payable under this agreement is included in accounts payable.

13.	Segmented information:

The Company has two reportable segments Retail and Other. Retail operates 33 stores across Canada under the Birks brand, and 29 stores in the Southeastern U.S. under the Mayors brand, 1 store under the Rolex brand name, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Other consists primarily of our corporate sales division which services business customers by providing them with unique items for recognition programs, service awards and business gifts, gold exchange which purchases gold and silver from clients and refines the metals purchased and manufacturing which produce unique products for the retail segment of our business.

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

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

Certain information relating to the Company’s segments for the years ended March 26, 2011, March 27, 2010, and March 28, 2009, respectively, is set forth below:

	Retail			Other			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
	(In thousands)
Sales to external customers	$257,150	$241,819	$258,026	$13,798	$13,238	$12,870	$270,948	$255,057	$270,896
Inter-segment sales	$—	$—	$—	$21,875	$19,870	$26,444	$21,875	$19,870	$26,444
Unadjusted gross profit	$113,131	$102,752	$116,389	$8,626	$7,565	$6,020	$121,757	$110,317	$122,409

The following sets forth reconciliations of the segments gross profits and certain unallocated costs to the Company’s consolidated gross profits for the years ending March 26, 2011, March 27, 2010 and March 28, 2009:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
	(In thousands)
Unadjusted gross profit	$121,757	$110,317	$122,409
Inventory provisions	(3,034)	(4,305)	(3,801)
Other unallocated costs	(2,630)	(1,573)	(4,118)
Recognition of intercompany profit	2	12	1,109

Adjusted gross profit	$116,095	$104,451	$115,599

Sales to external customers and long-lived assets by geographical areas were as follows:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
	(In thousands)
Geographic Areas
Net Sales:
Canada	$144,903	$135,402	$131,948
United States	126,045	119,655	138,948

	$270,948	$255,057	$270,896

Long-lived assets:
Canada	$20,232	$22,204	$21,701
United States	7,366	8,520	12,345

	$27,598	$30,724	$34,046

Classes of Similar Products
Net sales:
Jewelry and other	$159,306	$151,438	$158,109
Timepieces	111,642	103,619	112,787

	$270,948	$255,057	$270,896

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

14.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the financial statements except the following:

	Fiscal Year Ended
	March 26, 2011	March 27, 2010	March 28, 2009
	(In thousands)
Transactions:
Purchases of inventory from supplier related to shareholder	$2,539	$2,086	$3,044
Management fees to a related party	—	—	873
Consultant fees to a related party	161	104	—
Expense reimbursement to a related party	238	—	—
Interest expense on cash advance received from controlling shareholder	797	722	39
Balances:
Accounts payable to supplier related to shareholder	539	345	319
Accounts payable to related parties	32	52	—
Interest payable on cash advance received from controlling shareholder	57	59	39

(b)	On February 10, 2006, our Board of Directors approved the Company’s entering into a Management Consulting Services Agreement with Montrovest B.V. (formerly Iniziativa S.A.). Under the Agreement, Montrovest was to provide advisory, management and corporate services to the Company. The initial one-year term of the Agreement began on April 1, 2006 and was extended until December 2008. On June 8, 2011, the agreement was amended and restated. Under the amended and restated agreement, the Company pays Montrovest an annual retainer fee of €140,000 in exchange for services related to the raising of capital for international expansion projects and such other services relating to merchandising and/or marketing of the Company’s products as the Company may request. The agreement will remain in effect until June 8, 2012 and will be extended automatically for successive terms of one year unless either party gives a 60 days notice of its intention not to renew. The yearly renewal of the agreement is subject to the review and approval of the Company’s Corporate Governance Committee and the Board. One of the directors, Dr. Lorenzo Rossi di Montelera, was affiliated with Iniziativa. Iniziativa was the controlling shareholder of the Company until it transferred the shares it held in the Company to Montrovest, its parent company, on May 31, 2007. On October 29, 2007, Iniziativa assigned the agreement, with the approval of the Company, to Montrovest. Mr. Berclaz, one of the Company’s directors, is the Chairman of the Supervisory Board of Directors of Montrovest and Mr. Coda-Nunziante, the Company’s Group Vice President, Strategy and Business Development, is a managing Director of Montrovest. No fees were paid by the Company to Montrovest and its predecessor, Iniziativa, in fiscal 2011 and fiscal 2010. Our Board of Directors approved our entering into the agreement and amendment with Iniziativa in accordance with our Code of Conduct relating to related party transactions.

On December 17, 2008, the Company entered into a management subordination agreement with Montrovest and its senior lenders whereby it was permitted, subject to applicable law and approval by the Company’s corporate governance committee, to pay Montrovest a success fee in the event that it actually receives net cash proceeds from an equity issuance in an amount greater than $5 million in the aggregate due to efforts

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009 of Montrovest to facilitate such equity issuance. Such success fee was to be calculated as follows: (i) 7% of the net cash proceeds of such equity issuance in an amount greater than $5 million received by the Company will be paid to Montrovest upon receipt of the proceeds by the Company; and (ii) in the event that the net cash proceeds from such equity issuance was an amount greater than $10 million, then in addition to the 7% fee, Montrovest will be entitled to a monthly management fee of $25,000 continuing through December 30, 2012, provided that such fees would not exceed in the aggregate $800,000 per year. In June 2011, subsequent to fiscal 2011 year end, the Company amended and restated the management subordination agreement with Montrovest eliminating the payment of a success fee to Montrovest related to cash proceeds from the issuance of equity. See Note 16 Subsequent Events for additional details.

(c)	In February 2009 and May 2009, the Company received a $2.0 million and a $3.0 million, respectively, cash advance from Montrovest BV, to finance its working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s existing senior credit facilities and secured term loans and was convertible into a convertible debenture or Class A voting shares in the event of a private placement or, is repayable upon demand by Montrovest once conditions stipulated in the Company’s senior credit facilities permit such a payment. The cash advance bore interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance would have been paid to Montrovest. In June 2011, subsequent to fiscal 2011 year end, the Company amended and restated its cash advance agreement with Montrovest reducing the annual rate of interest to 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2% and eliminating the fee to be paid to Montrovest, if the advance is converted into convertible debentures or Class A voting shares. See Note 16 Subsequent Events for additional details. In addition, the amended and restated cash advances provide for a one-time payment of an amendment fee of $75,000.

(d)	The Company retains Pheidias Project Management and Oberti Architectural & Urban Design for project management and architectural services. Pheidias Project Management and Oberti Architectural & Urban Design have been involved in almost all renovations and new stores since 1993, as well as in the renovation of the Company’s executive offices. The principal of Pheidias Project Management and Oberti Architectural & Urban Design is the spouse of one of the Company’s former directors. As a result of Margherita Oberti’s term as director of the Company ending on September 22, 2009, these two companies were no longer considered a related party. Pheidias Project Management and Oberti Architectural & Urban Design, as project managers and architects, charged the Company approximately $36,000 for services rendered from March 29, 2009 to September 22, 2009 and $327,000 for services rendered during the year ended March 28, 2009.

(e)	The Company has entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments SA or a related party is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2011, Birks purchased approximately $2.5 million of diamonds from Prime Investments S.A. and related parties. Prime Investments S.A. beneficially owns 41.8% of the Company’s outstanding Class A voting shares.

(f)	On June 30, 2009, our Company’s Board of Directors approved the Company entering into a consulting services agreement with Gestofi S.A. (“Gestofi”) in accordance with the Company’s Code of Conduct

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009 relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi di Montelera as the employee of Gestofi responsible for providing the consulting services related to the development of our Company’s e-commerce, new product development, wholesale business and such other services reasonably requested by our Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The Consulting Services are provided to the Company for a fee of approximately Cdn$13,700 per month less any applicable taxes plus out of pocket expenses. The initial one-year term of the agreement began on August 1, 2009 and the agreement was recently renewed in June 2011 for an additional one-year term until July 2012. The agreement may be renewed for additional one year terms. Mr. Niccolò Rossi is a member of the Board of Directors and the son of Dr. Rossi, our Chairman and the Chairman of Gestofi.

(g)	In accordance with the Company’s Code of Conduct related to related party transactions, in April 2010 and April 2011, its Corporate Governance Committee and Board of Directors approved the reimbursement of expenses, such as rent, communication, administrative support and analytical service costs, incurred by Regaluxe in supporting Dr. Lorenzo Rossi di Montelera, our Chairman, for work performed on behalf of the Company, up to a yearly maximum of $250,000. During fiscal 2011, the Company paid $238,000 to Regaluxe under this agreement.

(h)	In April 2011, our Corporate Governance Committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe S.r.l. Under the agreement, Regaluxe S.r.l. is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on June 1, 2011. Under this agreement the Company pays Regaluxe S.r.l. a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe S.r.l. less a discount factor of 3.5%. The agreement will remain in effect until May 31, 2012, and may be renewed by mutual agreement for additional one year terms.

15.	Financial instruments:

(a)	Concentrations:

During the years ended March 26, 2011, March 27, 2010 and March 28, 2009, approximately 24%, 22% and 24%, respectively, of consolidated sales were of merchandise purchased from the Company’s largest supplier.

(b)	Fair value of financial instruments:

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. U.S. GAAP prescribes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 inputs are considered to carry the most weight within the fair value hierarchy due to the low levels of judgment required in determining fair values.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

Level 3 – Unobservable inputs reflecting the reporting entity’s own assumptions. Level 3 inputs are considered to carry the least weight within the fair value hierarchy due to substantial levels of judgment required in determining fair values.

The Company has determined that the carrying value of its cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates fair values as at the balance sheet date because of the short-term maturity of those instruments. For the $61.9 million of bank indebtedness and $12.3 million of long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.

The fair value of the remaining $38.0 million of fixed-rate long-term debt and $3.4 million of other long-term liabilities is estimated to be approximately $44.6 million. The fair value was calculated using the present value of future payments of principal and interest discounted at the current market rates of interest available to the Company for the same or similar debt instruments with the same remaining maturities. As a result, the Company has determined that the inputs used to value these long-term debts and liabilities fall within Level 2 of the fair value hierarchy.

16.	Subsequent Event:

In June 2011, subsequent to the Company’s fiscal year end, the Company executed an amendment and extension of its $132 million senior secured revolving credit facility and $12.5 million senior secured term loan which were set to expire in December 2011. The $132 million senior secured revolving credit facility was amended and extended for a total of $115 million and bears interest at a floating rate of LIBOR plus 2.25% to LIBOR plus 3.0% (based on interest coverage and excess availability thresholds). The $12.5 million senior secured term loan was amended and extended for a total of $18 million and is subordinated in lien priority to our senior secured revolving credit facility and bears interest at a rate of the greater of 11% per annum or one-month LIBOR based rate plus 8%. These two credit facilities have a four-year term expiring in June 2015 and will be used to finance working capital, capital expenditures and provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The term of the amended senior secured credit facility provide that no financial covenants are required to be met other than maintaining positive excess availability at all times.

Under the terms of the amended and restated facilities, both the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that the Company maintain adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility administrative agent may impose at its reasonable discretion, however, the Company’s senior secured term loan administrative agent’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the term loan borrowing capacity. Furthermore, a $12.5 million, and a $5.0 million seasonal availability block is imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both the Company’s senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans by which if the Company is in default with any other loan, the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

BIRKS & MAYORS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

Years ended March 26, 2011, March 27, 2010 and March 28, 2009

In conjunction with the Company’s amendment of its senior secured revolving credit facility and senior secured term loan, the Company amended its cash advance agreements with Montrovest in June 2011. Under the terms of the amended agreements, the annual interest rate on the $5.0 million in cash advances outstanding was reduced from 16%, net of withholding taxes to 11%, net of withholding taxes, representing an effective interest rate of approximately 12.2%. The amended agreements also eliminate the payment of a 7% fee if the debt is converted into convertible debentures or Class A voting shares. The Company also amended its management subordination agreement with Montrovest and its senior lenders, eliminating the payment of any success fee to Montrovest if the Company receives net cash proceeds of $5 million or more related to an equity issuance. The Company paid a one-time fee of $75,000 to Montrovest associated with the amendment of the cash advance agreements.