Form 20-F
period 2013-03-30
BIRKS & MAYORS INC.
filed 2013-07-03
CIK 1179821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 30, 2013

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

7,115,641	Class A Voting Shares, without nominal or par value
7,717,970	Class B Multiple Voting Shares, without nominal or par value
0	Series A Preferred Shares, without nominal or par value, issuable in series

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

Throughout this Annual Report, we refer to our fiscal year ending March 29, 2014 as fiscal 2014 and our fiscal years ended March 30, 2013, March 31, 2012, and March 26, 2011, as fiscal 2013, fiscal 2012 and fiscal 2011, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 30, 2013 and March 26, 2011 consisted of 52 weeks with four thirteen-week periods. The fiscal year ended March 31, 2012 consisted of 53 weeks with one fourteen-week period and three thirteen-week periods.

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

Selected Financial Data

The following financial data as of March 30, 2013 and March 31, 2012 and for the years ended March 30, 2013, March 31, 2012 and March 26, 2011 have been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The following financial data as of March 26, 2011, March 27, 2010 and March 28, 2009 and for the years ended March 27, 2010 and March 28, 2009 have been derived from our audited consolidated financial statements not included in this Annual Report. The fiscal year ended March 31, 2012 consisted of 53 weeks, while all other fiscal years in the table below consisted of 52 weeks. The historical results included below and elsewhere in this Annual Report are not necessarily indicative of our future performance.

The data presented below is only a summary and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, included elsewhere in this Annual Report. You should also read the following summary data in conjunction with Item 5, “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Income Statement Data:

	Fiscal Year Ended
	March 30, 2013	March 31, 2012 (1)	March 26, 2011	March 27, 2010	March 28, 2009
	(In thousands, except per share data)
Net sales	$292,759	$302,317	$270,948	$255,057	$270,896
Cost of sales	166,585	169,087	154,640	150,405	155,083

Gross profit	126,174	133,230	116,308	104,652	115,813
Selling, general and administrative expenses	110,806	118,075	107,444	106,453	114,204
Depreciation and amortization	4,563	4,713	5,267	5,192	6,212
Impairment of goodwill and long-lived assets (2)	—	—	—	1,353	13,555

Total operating expenses	115,369	122,788	112,711	112,998	133,971
Operating income (loss)	10,805	10,442	3,597	(8,346)	(18,158)
Interest and other financial costs	9,272	10,200	11,319	11,127	9,967

Income (loss) before income taxes	1,533	242	(7,722)	(19,473)	(28,125)
Income tax expense (benefit)	20	23	24	(2)	32,854

Net income (loss) attributable to common shareholders	$1,513	$219	$(7,746)	$(19,471)	$(60,979)

Net income (loss) per common share	$0.11	$0.02	$(0.68)	$(1.71)	$(5.38)
Net income (loss) per common share – diluted	$0.11	$0.02	$(0.68)	$(1.71)	$(5.38)
Weighted average common shares outstanding	13,538	11,392	11,390	11,390	11,339
Weighted average common shares outstanding – diluted	13,544	11,438	11,390	11,390	11,339
Dividends per share	—	—	—	—	—

Balance Sheet Data:

	As of March 30, 2013	As of March 31, 2012	As of March 26, 2011	As of March 27, 2010	As of March 28, 2009
	(In thousands)
Working capital (3)	$27,563	$31,351	$32,093	$39,230	$46,956
Total assets	$179,952	$185,167	$184,323	$191,734	$206,131
Bank indebtedness	$67,307	$61,557	$61,928	$64,520	$85,777
Long-term debt (including current portion)	$41,895	$50,965	$50,315	$53,724	$47,632
Stockholders’ equity	$16,351	$11,628	$11,340	$18,387	$34,968
Common Stock:
Value	$64,489	$60,896	$60,895	$60,895	$60,895
Shares	14,834	11,392	11,391	11,390	11,390

(1)	The fiscal year ended March 31, 2012 consisted of 53 weeks.
(2)	Impairment of goodwill and other assets for fiscal 2010 includes the recognition of a $1.4 million non-cash impairment charge resulting from the impairment of long-lived assets at certain of our retail locations and assets held for sale related to our Rhode Island manufacturing facility. Impairment of goodwill and long-lived assets for fiscal 2009 includes the impact of an $11.2 million non-cash impairment charge due to management’s determination that goodwill was fully impaired and the recognition of a $2.3 million non-cash impairment charge resulting from the impairment of long-lived assets at certain of our retail locations and our Rhode Island manufacturing facility.
(3)	Working capital represents current assets less current liabilities.

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

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, consumer confidence in future economic conditions and political conditions, recession and fears of recession, consumer debt, disposable consumer income, conditions in the housing market, consumer perceptions of personal well-being and security, fuel prices, inclement weather, interest rates, foreign exchange rates, sales tax rate increases, inflation, and war and fears of war. In particular, the economic downturn and uncertain economic environment in the past years has led to decreased discretionary spending, which adversely impacted the luxury retail business and lead to declining revenues and losses for our business. Jewelry purchases are discretionary for consumers and may be particularly and disproportionately affected by adverse trends in the general economy and the equity markets. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for our products, resulting in a reduction in our sales and harming our business and operating results. A substantial portion of our customers use credit, either from our private label and proprietary credit cards or another consumer credit source, to purchase jewelry. When there is a downturn in the general economy, fewer people may use or be approved for credit, which could result in a reduction in net sales and/or an increase in bad debt, which in turn, could lead to an unfavorable impact on our overall profitability. Our belief that we currently have sufficient liquidity to fund our operations is based on certain assumptions about the future state of the economy, the future availability of borrowings to fund our operations and our future operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

We may require additional financing or capital, which may not be available on commercially reasonable terms, or at all. Capital raised through the sale or issuance of equity securities may result in dilution to our shareholders. Failure to obtain such additional financing or capital could have an adverse impact on our liquidity and financial condition.

Within the last five years, the general economic and capital market conditions in the United States and other parts of the world have deteriorated significantly and have adversely affected access to and the cost of capital. There is a possibility that our existing cash, cash generated from operations and funds available under our credit agreements may be insufficient to fund our future operations, including capital expenditures, or to repay debt when it becomes due, and as a result, we may need to raise additional funds through public or private equity or debt financing, including funding from governmental sources, which may not be possible. The sale of additional equity securities could result in significant dilution to our shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our common stock. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may restrict our operations. Financing may be unavailable in amounts or on terms acceptable to us, or at all, which could have a material adverse impact on our business, including our ability to continue as a going concern.

We have significant indebtedness, which could adversely affect our operations, liquidity and financial condition.

We currently have a significant amount of indebtedness and significant debt service obligations in proportion to our assets and stockholders’ equity. Our debt levels fluctuate from time to time based on seasonal working capital needs. The following table sets forth our total indebtedness (includes bank indebtedness and current and long-term portion of debt), total stockholders’ equity, total capitalization and ratio of total indebtedness to total capitalization as of:

	March 30, 2013	March 31, 2012
Total indebtedness	$109,202,000	$112,522,000
Total stockholders’ equity	16,351,000	11,628,000

Total capitalization	$125,553,000	$124,150,000

Ratio of total indebtedness to total capitalization	87.0%	90.6%

This high degree of leverage could adversely affect our results of operations, liquidity and financial condition. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

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

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependent upon our ability to maintain positive excess availability under our senior credit facilities. Both our senior secured revolving credit facility administrative agent and our senior secured term loans administrative agent may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility administrative agent may impose at its reasonable discretion. However, our senior secured term loan administrative agent’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the term loan borrowing capacity. From February 11, 2009 to February 23, 2009, the senior secured term loan lender imposed a discretionary reserve of $4 million. While our senior secured revolving credit facility administrative agent or lenders have not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of our inventory is periodically assessed by our lenders and, based upon these reviews, our borrowing capacity could be significantly increased or decreased. Another factor impacting our excess availability includes, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease our borrowing availability. Furthermore, under the terms of our senior credit facilities, a $12.5 million and a $5.0 million seasonal availability block is imposed by the senior secured revolving credit facility administrative agent and the senior secured term loans administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both our senior secured revolving credit facility and our senior secured term loans are subject to cross default provisions with all other loans, by which if we are in default with any other loan, the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loans. Any significant discretionary reserves or other restrictions imposed by our lenders could have a significant impact on our ability to fund our operations and meet our cash flow requirements.

Our business could be adversely affected if our relationships with any primary vendors are terminated or if the delivery of their products is delayed or interrupted.

We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name watch manufacturers, including Rolex, have distribution agreements with our Company that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In fiscal 2013, merchandise supplied by Rolex and sold through our stores accounted for approximately 28% of our total net sales. Our relationships with primary suppliers, like Rolex, are generally not pursuant to long-term agreements.

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

As of May 31, 2013, we had 53 leased retail stores, which include the capital lease of our Canadian headquarters and Montreal flagship store. The leases are generally for a term of five to ten years, with rent being a fixed minimum base plus, for a majority of the stores, a percentage of the store’s sale volume (subject to some adjustments) over a specified threshold. A significant number of our leases are up for renewal within the next two years and there is increasing demand and competition for key retail locations especially in Canada. We have generally been successful in negotiating leases for new stores and lease renewals as our current leases near expiration. However, if we are unsuccessful at negotiating favorable lease and renewal terms, our business, financial condition, and operating results could be adversely affected. In addition, even if lease terms are successfully negotiated, it will most likely require significant capital expenditures to remodel or relocate stores.

Our strategy to develop the Birks product brand through international expansion, including our proposed expansion into China, may add complexity to our operations and may require additional capital or strain our resources and adversely impact our financial results and liquidity.

One of our strategies is to continue to develop the Birks product brand through expansion of all sales channels including international channels of distribution. The expansion into markets outside of Canada and the United States, including our proposed expansion into China, would add complexity to our operations and may require additional capital or strain our resources and adversely impact our financial results and our liquidity. International expansion would place increased demands on our operational, managerial and administrative resources at all levels of the Company. These increased demands may cause us to operate our business less efficiently, which in turn could cause deterioration in our performance or could adversely affect our inventory levels. Furthermore, our ability to conduct business in international markets may be adversely affected by legal, regulatory, political and economic risks. Any international expansion strategy could also be adversely impacted by the global economy or the economy of the region of the world in which we choose to expand. If we expand internationally, we may incur significant costs related to starting up and maintaining foreign operations. Costs may include, but are not limited to obtaining prime locations for stores, setting up foreign offices and distribution centers, as well as hiring experienced management. We may be unable to open and operate new stores successfully, or we may face operational issues that could delay our intended pace of international store openings. These additional costs will require us to raise additional cash through the issuance of additional equity or debt financing which if we are not able to obtain at a sufficient level to fund the operation could negatively impact the availability of funding to operate our operations.

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

The retail jewelry business is highly competitive and fragmented, and we compete with nationally recognized jewelry chains as well as a large number of independent regional and local jewelry retailers and other types of retailers who sell jewelry and gift items, such as department stores and mass merchandisers. We also compete with internet sellers of jewelry. Because of the breadth and depth of this competition, we are constantly under competitive pressure that both constrains pricing and requires extensive merchandising and marketing efforts in order for us to remain competitive.

We are controlled by a single shareholder whose interests may be different from yours.

As of May 31, 2013, Goldfish Trust beneficially owns or controls 72.9% of all classes of our outstanding voting shares, which are directly owned by Montrovest B.V. (“Montrovest”). The trustee of Goldfish Trust is Rohan Private Trust Company Limited (the “Trustee”). Dr. Lorenzo Rossi di Montelera, who is the Company’s Chairman of the Board, is a beneficiary of Goldfish Trust. Under our restated articles, Montrovest, as holder of the Class B multiple voting shares, has the ability to control most actions requiring shareholder approval, including electing the members of our Board of Directors and the issuance of new equity.

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

Future issuances or sales of a substantial number of our Class A voting shares by us, Montrovest, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair our ability to raise capital through future issuances of equity securities. As of May 31, 2013, we had 7,115,641 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.

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

We are subject to reporting obligations under U.S. securities laws. Beginning with our Annual Report on Form 20-F for fiscal 2008, Section 404 of the Sarbanes-Oxley Act requires us to prepare a management report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over our financial reporting is not effective. If at any time in the future, we are unable to assert that our internal control over financial reporting is effective, market perception of our financial condition and the trading price of our stock may be adversely affected and customer perception of our business may suffer, all of which could have a material adverse effect on our operations. Further, our auditors do not audit our internal controls over financial reporting due to our market capitalization, and therefore, there has been no independent attestation of our internal controls over financial reporting. Had such attestation been performed, it may have revealed material weaknesses in our internal controls.

If the costs and burden of being a public company outweigh its benefits, we may in the future decide to discontinue our status as a publicly traded company.

As a public company, we currently incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NYSE MKT LLC (“NYSE MKT”), have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls as well as mandating certain corporate governance practices. Our management and other personnel devote a substantial amount of time and financial resources to these compliance initiatives. As such, if it is determined in the future that the costs and efforts of being a public company outweigh the benefits of being a public company, we may decide to discontinue our status as a publicly traded or registered company.

New regulations related to conflict minerals could adversely impact our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, originating from the Democratic Republic of Congo (the “DRC”) and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals mined from the DRC and adjoining countries in their products. These new requirements will require due diligence efforts in fiscal 2014 with initial disclosure requirements beginning in May 2014. There will be costs associated with complying with these disclosure requirements, including those costs that may be incurred in conducting due diligence procedures to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering conflict free conflict minerals, we cannot be sure that we will be able to obtain necessary conflict free conflict minerals in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

Item 4.	Information on the Company

THE COMPANY

Corporate History and Overview

Birks & Mayors is a leading North American luxury jewelry brand which designs, develops, makes and retails fine jewelry, timepieces, sterling silver and gifts. As of May 31, 2013, Birks & Mayors operated 53 luxury jewelry stores, 30 stores under the Birks brand, located in all major cities across Canada, 2 retail locations in Calgary and Vancouver under the Brinkhaus brand, 20 stores under the Mayors brand, located in Florida and Georgia, and 1 store under the Rolex brand name. As a luxury jeweler, most of our jewelry products are made of 18 karat gold, platinum or sterling silver, with or without precious gemstones, with significant emphasis on quality craftsmanship and distinctive design. For fiscal 2013, we had net sales of $292.8 million.

Birks’ predecessor company was founded in Montreal in 1879 and developed over the years into Canada’s premier designer, manufacturer and retailer of fine jewelry, timepieces, sterling and plated silverware and gifts. In addition to being a nationwide retailer with a strong brand identity, we are also highly regarded in Canada as a designer and maker of jewelry and a provider of recognition programs, service awards and business gifts. We believe that operating our stores under the Birks brand distinguishes us from many competitors because of our longstanding reputation and heritage of being trustworthy, offering only the highest standard of quality and craftsmanship and products, our ability to offer distinctively designed, exclusive products, a large selection of distinctive high quality merchandise at many different price points, and by placing a strong emphasis on providing a superior shopping experience to our clients.

From 1950 through 1990, Birks aggressively expanded its retail business and by the early 1990s it had approximately 220 stores in Canada and the U.S. After a period of rapid expansion in the 1980s, followed in the early 1990s by a period of declining margins and significant erosion in consumer spending coupled with significantly higher indebtedness resulting from a family buy-out, Birks experienced significant financial losses. These financial difficulties ultimately led to the purchase of Birks by Borgosesia Acquisitions Corporation in 1993, a predecessor company of Regaluxe Investment S.á.r.l., which is referred to in this Annual Report as “Regaluxe”. Effective March 28, 2006, Regaluxe was acquired through a merger with Iniziativa S.A. (“Iniziativa”). As of May 31, 2007 and June 4, 2007, respectively, following a reorganization, Iniziativa and Montrolux S.A. transferred all of the shares they respectively held in the Company to their parent company, Montrovest. Following the 1993 acquisition of Birks, Birks’ operations were evaluated and a program of returning Birks to its historic core strength as the leading Canadian luxury jeweler was initiated.

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

In the last three fiscal years, we invested a total of approximately $14.4 million of capital expenditures primarily associated with remodeling existing stores and the opening of new stores. We expect to invest an additional $14.2 million of capital expenditures in fiscal 2014 of which approximately 30% will be in the U.S., 60% will be in Canada and 10% in China. We expect to finance these capital expenditures in the U.S. and Canada mainly from operating cash flow and our senior secured revolving credit facility. We intend to finance the capital expenditures in China by raising $5.0 million of capital in the form of equity and debt from our controlling shareholder, Montrovest.

During fiscal 2013, we closed four Mayors stores located in Plantation, Florida, Wellington, Florida, Estero, Florida and Buford, Georgia and two Birks stores located in Richmond, British Columbia and Hamilton, Ontario. In addition, during May 2012, we closed our Birks store at the Toronto Eaton Centre and we entered into a new lease for a smaller location in the same center beginning in August 2012 and expiring in January 2018. During fiscal 2012, we closed five Mayors stores located in Fort Myers, Florida, Sanford, Florida, Jensen Beach, Florida, Tampa, Florida and Altamonte Springs, Florida. During fiscal 2011, we closed one of our Birks stores located in Scarborough, Ontario and opened a new store located in Orlando, Florida operating under the Rolex brand name. In May 2009, we also discontinued production at our Rhode Island manufacturing facility in order to reduce operating expenses and operate more efficiently by consolidating more of our production activities into our Montreal facility and by purchasing finished goods from third parties. The Rhode Island facility was sold during fiscal 2011.

Our sales are divided into two principal product categories: jewelry and timepieces. Jewelry also includes sales of other product offerings we sell such as giftware, as well as repair and custom design services.

The following table compares our sales of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 30, 2013		March 31, 2012 (1)		March 26, 2011
Jewelry and other	$164,492	56.2%	$172,487	57.1%	$159,306	58.8%
Timepieces	128,267	43.8%	129,830	42.9%	111,642	41.2%

Total	$292,759	100.0%	$302,317	100.0%	$270,948	100.0%

The following table sets forth our operations in geographic markets in which we operate (dollars in thousands):

	Fiscal Year Ended
	March 30, 2013	March 31, 2012 (1)	March 26, 2011
Net sales
Canada	$158,834	$163,027	$144,903
U.S.	133,925	139,290	126,045

Total revenues	$292,759	$302,317	$270,948

Long-lived assets
Canada	$18,966	$20,330	$20,232
U.S.	9,963	7,805	7,366

Total long-lived assets	$28,929	$28,135	$27,598

(1)	The fiscal year ended March 31, 2012 consisted of 53 weeks.

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

Our Canadian stores, operating under the Birks and Brinkhaus brands, carry a large selection of prestigious brand name timepieces, including our own proprietary watch line as well as timepieces made by Baume & Mercier, Bvlgari, Cartier, Corum, Frederique Constant, Gucci, IWC, Jaeger Le Coultre, Montblanc, Rolex and Tag Heuer. We also carry an exclusive collection of high quality jewelry and timepieces that we manufacture. We emphasize our own jewelry offerings but also include designer jewelry made by Aaron Basha, Andrea Candela, Damiani, DiModolo, Gucci, Kwiat, Marco Bicego, Roberto Coin, and Van Cleef & Arpels, most of which are exclusive to our stores in Canada. Our two Brinkhaus retail locations also offer Ebel, Panerai, Patek Philippe and Rolex timepieces. We also offer a variety of high quality giftware, including writing instruments made by Cartier and Montblanc.

Our U.S. stores, operating under the Mayors brand, carry a large selection of prestigious brand name timepieces, including Baume & Mercier, Breitling, Bvlgari, Chanel, Corum, Frederique Constant, Jaeger Le Coultre, IWC, Montblanc, Patek Philippe, Panerai, Rolex, Tag Heuer and Zenith. Designer jewelry offerings in our stores operating under the Mayors brand include jewelry made by Aaron Basha, Damiani, DiModolo, Ivanka Trump, Kwiat, Mikimoto, Roberto Coin, and a variety of high quality giftware, including writing instruments made by Montblanc. In addition, stores operating under the Mayors brand carry Birks brand timepieces and jewelry products on an exclusive basis in their markets. Our Rolex store offers exclusively Rolex brand timepieces.

We have one primary channel of distribution: the retail division, which accounts for approximately 94% of net sales, as well as three other channels of distribution, including our corporate sales, gold exchange and internet, which combined account for approximately 6% of net sales.

Product Design, Development, Sourcing and Manufacturing

We established a product development process that supports our strategy to further develop and enhance our product offering in support of the Birks brand development. The centerpiece of this process is our Product Review Committee, which ultimately approves all new product designs and introductions. During fiscal 2013, fiscal 2012, and fiscal 2011, approximately 19%, 22%, and 19%, respectively, of our jewelry products acquired for sale were internally designed, sourced or manufactured. Products that are not designed and internally manufactured are sourced from suppliers worldwide, enabling us to sell an assortment of fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procures distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our gemstone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

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

In fiscal 2013, we purchased jewelry, timepieces and giftware for sale in our stores from over 200 suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers, like Rolex, are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our key vendors, especially Rolex, or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business. In fiscal 2013, merchandise supplied by Rolex and sold through our stores operating under the Mayors, Rolex, Birks and Brinkhaus brands accounted for approximately 28% of our total net sales. If Rolex terminated its distribution agreements with us, such termination would have a material adverse effect on our business, financial condition and operating results. We believe that current relationships with our key vendors are good.

Seasonality

Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher sales than any other quarter during the year. Sales in the first, second, third and fourth quarters in both fiscal 2013 and fiscal 2012 were 24%, 19%, 34% and 23%.

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

Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks and Mayors private label credit cards accounted for approximately 19% of our net sales during fiscal 2013. Sales under the Birks and Mayors private label credit cards are generally made without credit recourse to us. However, we are permitted to ask the bank to approve credit purchases under these private label credit cards, for which the bank holds credit recourses if the customer does not pay. These recourse credit lines are limited to 25% and 20% of the nonrecourse credit lines issued by the banks for the private label Birks credit card and Mayors credit card, respectively. Receivables generated on sales under the Mayors proprietary credit card are recorded on our balance sheet since we maintain the full credit risk.

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

Competition

Our research indicates that the North American retail jewelry industry is approximately a $67 billion industry and is highly competitive and fragmented, with a few very large national and international competitors and many medium and small regional and local competitors. The market is also fragmented by price and quality. Although Birks and Mayors are luxury jewelry brands, we compete with companies within and outside of this segment. Our competitors include national and international jewelry chains as well as independent regional and local jewelry retailers. We also compete with other types of retailers such as department stores and specialty stores and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, televised home shopping networks, and Internet sites. Many of these competitors have greater financial resources than we do. We believe that competition in our markets is based primarily on the total brand experience including trust, quality craftsmanship, product design and exclusivity, product selection, service excellence, including after sales service, and, to a certain extent, price. With the current consolidation of the retail industry, we believe that competition with other general and specialty retailers and discounters will continue to increase. Our success will depend on various factors, including general economic and business conditions affecting consumer spending, the performance of national and international retail operations, the acceptance by consumers of our merchandising and marketing programs, store locations and our ability to properly staff and manage our stores.

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

Diamonds extracted from certain regions in Africa, including Zimbabwe, and believed to be used to fund terrorist activities, are considered conflict diamonds. We support the Kimberley Process, an international initiative intended to ensure diamonds are not illegally traded to fund conflict. As part of this initiative, we require our diamond suppliers to acknowledge compliance with the Kimberley Process and invoices received for diamonds purchased by us must include a certification from the vendor that the diamonds and diamond-containing jewelry are conflict free. Through this process and other efforts, we believe that the suppliers from whom we purchase diamonds exclude conflict diamonds from their inventories.

In August 2012, the SEC issued rules that require companies that manufacture products using certain “conflict minerals”, including gold, to determine whether those minerals originated in the DRC or adjoining countries. If the minerals originate in the DRC, or if companies are not able to establish where they originated, extensive disclosure regarding the sources of those minerals, and in some instances an independent audit of the supply chain, is required. It is not yet known what additional costs we will have to incur in order to comply with the rules, but the costs are not expected to be material. We will be required to file our first disclosure report by May 31, 2014 for the calendar year ended December 31, 2013.

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

Organizational Structure

The following chart sets forth our ownership interest in each of our significant subsidiaries as of March 30, 2013:

Name	Jurisdiction of Incorporation	Ownership and Voting Interest
Mayor’s Jewelers, Inc.	Delaware	100%
Mayor’s Jewelers of Florida, Inc.	Florida	100%

Properties

In December 2000, we entered into a capital lease agreement for our Montreal head office and store pursuant to which we lease the building, including the Montreal flagship store, for a term of 20 years ending December 11, 2020. The net annual rental rate was Cdn$1,830,125 (approximately $1.8 million U.S. dollars) for the period that ended on December 11, 2012, and increases on a compounded basis by 10% on each third annual anniversary date thereafter (except for the last two years when no increase will take place). The current net annual rental rate is Cdn$2,013,138 (approximately $2.0 million U.S. dollars). The lease is an absolute triple net lease to the landlord, and we are responsible for any and all additional expenses, including, without limitation, taxes and structural expenses. Subject to specific terms and conditions, we have four options to renew and extend the term of the lease for four further terms of five years each, except for the last option which is five years less eleven days, terminating on November 30, 2040. Subject to specific terms and conditions, we also have two options to purchase the premises, which may be exercised no later than six months prior to the end of the fifteenth year of the term of the lease and the end of the twentieth year of the term of the lease, respectively.

Our U.S. operations are managed through a local headquarters located in Tamarac, Florida. On September 13, 2004, we entered into a lease agreement for this location for a term of 15 years terminating on November 30, 2020. The current net annual rental rate is $710,918 for the period ending November 30, 2013. We have two options to renew for five years each.

We lease all of our other store locations. We believe that all of our facilities are well maintained and in good condition and are adequate for our current needs. We are actively reviewing all leases that expire in the next 12 months to determine whether to renew the leases.

Following is a listing of all our properties as of March 30, 2013:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores
Canada: Bayshore Centre	2,544	September 2013	Ottawa, ON
Bloor	15,620	September 2014	Toronto, ON
Brinkhaus	1,946	March 2017	Calgary, AB
Brinkhaus	750	May 2014	Vancouver, BC
Carrefour Laval	3,391	August 2017	Laval, QC
Chinook Shopping Centre	2,342	March 2015	Calgary, AB
Cornwall Centre	2,349	April 2015	Regina, SK
Willowdale Fairview Mall	2,353	August 2014	North York, ON
Fairview Pointe-Claire	4,210	March 2016	Pointe-Claire, QC
First Canadian Place	2,243	May 2016	Toronto, ON
Halifax	3,316	January 2014	Halifax, NS
Edmonton Manulife Centre	4,196	November 2014	Edmonton, AB
Montreal Flagship Store	19,785	December 2020	Montreal, QC
Oakridge Shopping Centre	2,244	December 2013	Vancouver, BC
Oakville Place	2,801	March 2014	Oakville, ON
Park Royal	3,537	September 2013	West Vancouver, BC
Place Ste-Foy	2,366	June 2017	Ste-Foy, QC
Promenades St-Bruno	2,346	June 2013	St-Bruno, QC
Rideau Centre	7,251	April 2014	Ottawa, ON
Rockland Centre	3,019	August 2013	Mount Royal, QC
Saskatoon	3,486	October 2013	Saskatoon, SK
Sherway Gardens	4,611	February 2017	Etobicoke, ON
Southcentre Shopping Centre	3,029	August 2014	Calgary, AB
Southgate Shopping Centre	2,915	September 2013	Edmonton, AB
Square One	3,360	December 2013	Mississauga, ON
St-John	2,038	August 2015	St-John, NB
Toronto Dominion Square	5,568	January 2022	Calgary, AB
Toronto Eaton Centre	1,042	January 2018	Toronto, ON
Vancouver	20,221	January 2015	Vancouver, BC
Victoria	1,561	December 2016	Victoria, BC
Winnipeg	3,187	February 2023	Winnipeg, MB
Yorkdale	2,530	April 2015	Toronto, ON

United States:
Aventura Mall	3,447	January 2017	N. Miami Beach, FL
Town Center at Boca Raton	5,878	January 2017	Boca Raton, FL
Westfield Brandon	4,110	June 2015	Brandon, FL
Dadeland Mall	5,700	January 2017	Miami, FL
The Falls	1,643	January 2014	Miami, FL
Florida Mall	5,070	March 2020	Orlando, FL
The Galleria at Fort Lauderdale	5,954	July 2016	Ft. Lauderdale, FL
The Gardens Mall	5,099	January 2020	Palm Beach Gardens, FL
International Plaza	5,583	January 2022	Tampa, FL
Lenox Square Mall	2,991	September 2018	Atlanta, GA
Lincoln Road	4,250	May 2014	Miami Beach, FL
Mall at Millenia	2,088	February 2023	Orlando, FL
Miami International Mall	3,246	January 2016	Miami, FL
North Point Mall	1,145	March 2022	Alpharetta, GA
PGA Commons	5,197	April 2014	Palm Beach Gardens, FL
Rolex Store in Mall at Millenia	1,171	January 2020	Orlando, FL
Phipps Plaza	2,182	January 2018	Atlanta, GA
Westfield Southgate	4,605	January 2015	Sarasota, FL
Village of Merrick Park	4,894	January 2023	Coral Gables, FL
Weston Commons	4,000	July 2017	Weston, FL
St-John’s Town Center	3,458	October 2017	Jacksonville, FL

Other Properties
Tamarac Corporate office	47,851	November 2020	Tamarac, FL
Montreal Corporate office	58,444	December 2020	Montreal, QC
Dorval Distribution Center– Montreal	7,667	March 2014	Dorval, QC

Total annual base rent for the above locations for fiscal 2013 was approximately $16 million. In addition to the retail stores above, we have also entered into two lease agreements to open Birks mono-brand stores in Canada. One of the stores will open in July 2013 at the Dix-30 Mall in Brossard, Quebec and will be 1,691 square feet with a lease expiration date of March 30, 2023. The other store will also open in July 2013 at the Mapleview Centre in Burlington, Ontario and will be 1,384 square feet in size with a lease expiration in June 2023.

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

Throughout this Annual Report we refer to our fiscal years ended March 30, 2013, March 31, 2012 and March 26, 2011, as fiscal 2013, fiscal 2012 and fiscal 2011, respectively. Our fiscal year ends on the last Saturday in March of each year. The financial reporting periods referred to as fiscal 2013 and fiscal 2011 consisted of 52 weeks while the financial reporting period referred to as fiscal 2012 consisted of 53 weeks.

Overview

Birks & Mayors is a leading designer, maker and purveyor of luxury jewelry, timepieces and giftware in the U.S. and Canada. As of March 30, 2013, our retail operation’s total square footage was approximately 223,868. The average square footage of our three Birks flagship stores in Canada was approximately 18,500, while the average square footage for all other Birks retail stores in Canada was approximately 3,100. The average square footage of our two Brinkhaus locations was 1,300, while the average square footage of our Mayors retail stores was approximately 3,900.

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

Our net sales are comprised of revenues, net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, private label and proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average retail sale. For fiscal 2013, fiscal 2012, and fiscal 2011, our total average unit retail sale in the U.S. was $4,073, $3,909 and $3,359, respectively, which excludes service and repair transactions. For fiscal 2013, fiscal 2012, and fiscal 2011, our total average unit retail sale in Canada was $1,120, $1,022 and $899, respectively, which excludes service and repair transactions.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses. Cost of sales includes cost of merchandise, direct inbound freight and duties, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes, as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. Selling, general and administrative expenses (“SG&A”) include, but are not limited to, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resources and training expenses. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both our retail brands and the Birks product brand. Marketing has historically represented a significant portion of our SG&A. As a percentage of sales, marketing expenses represented 3.7%, 3.3% and 2.9% of sales for fiscal 2013, 2012 and 2011, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amount of these indirect costs in SG&A was approximately $3.8 million, $3.8 million and $3.5 million for fiscal 2013, 2012 and 2011, respectively. Depreciation and amortization includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles and amortization of intangibles.

Over the short-term, we may focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin rate and gross profits;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow; and

•	maintain flexible and cost effective sources of borrowings to finance our operations and strategies.

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

Foreign Currency

Because we have operations in the U.S. and Canada, our results are affected by foreign exchange rate changes. Revenue and expenses incurred in Canadian dollars are translated into U.S. dollars for reporting purposes. Changes in the value of the Canadian dollar compared to the U.S. dollar between periods may materially impact our results and may materially affect period over period comparisons. Over the past several years, the value of the Canadian dollar has varied significantly compared to the U.S. dollar which, for reporting purposes, in some instances, has resulted in material fluctuations in our net sales, expenses and our profits from our Canadian operations, when expressed in U.S. dollars. As of March 30, 2013, we had not hedged these foreign exchange rate risks.

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

The percentage increase in comparable store sales for the periods presented below is as follows:

	Fiscal Year Ended
	March 30, 2013	March 31, 2012	March 26, 2011
Canada	7%	4%	2%
U.S.	2%	6%	1%

Total	4%	5%	2%

The increase in comparable store sales during fiscal 2013, fiscal 2012 and fiscal 2011 was primarily related to an increase in our average sale transaction in both the U.S. and Canada. The U.S. comparable store sales growth in fiscal 2013 were impacted by Mayors no longer carrying Cartier in certain stores, which had a 5% negative impact on comparable store sales growth in the U.S. and a 3% negative impact on our total comparable store sales growth.

Results of Operations

The following is a discussion of factors affecting our results of operations for fiscal 2013 and fiscal 2012. This discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

Fiscal 2013 Compared to Fiscal 2012

The following table sets forth, for fiscal 2013 and fiscal 2012, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 30, 2013	March 31, 2012
	(In thousands)
Net sales	$292,759	$302,317
Cost of sales	166,585	169,087

Gross profit	126,174	133,230

Selling, general and administrative expenses	110,806	118,075
Depreciation and amortization	4,563	4,713

Total operating expenses	115,369	122,788

Operating income	10,805	10,442
Interest and other financing costs	9,272	10,200

Income before income taxes	1,533	242
Income tax expense	20	23

Net income	$1,513	$219

Net Sales

	Fiscal Year Ended
	March 30, 2013	March 31, 2012
	(In thousands)
Net sales – Retail	$274,725	$279,345
Net sales – Other	18,034	22,972

Total Net Sales	$292,759	$302,317

Net Sales. Net sales for fiscal 2013 were $292.8 million, a decrease of $9.6 million, or 3.2% as compared to fiscal 2012. The decrease in net retail sales was primarily driven by $7.3 million of lower sales associated with the closure of eleven retail store locations in fiscal 2013 and 2012 and $4.4 million of lower sales related to the extra week in fiscal 2012 partially offset by comparable store sales growth of 4%. The decrease in Net Sales – Other was primarily the result of a $2.6 million decrease in revenues related to our refining operations, $1.3 million of lower Corporate Sales and $0.5 million of lower internet sales.

Gross Profit

	Fiscal Year Ended
	March 30, 2013	March 31, 2012
	(In thousands)
Gross Profit – Retail	$120,554	$125,749
Gross Profit – Other	5,620	7,481

Total Gross Profit	$126,174	$133,230

Gross Profit. Gross profit was $126.2 million or 43.1% of net sales for fiscal 2013 compared to $133.2 million or 44.1% of net sales for fiscal 2012. The decrease in gross profit was primarily related to the decrease in sales as well as the 100 basis point decrease in gross margin rate. Included in the $7.1 million decrease in gross profit was $1.9 million of lower gross profit related to the extra week in fiscal 2012. The 100 basis point decrease in gross margin was primarily attributable to product sales mix with sales of higher priced products which have a lower margin rate representing a larger percentage of the overall sales as well as a strategic decision to more aggressively reduce inventory of discontinued products and brands. The decrease in Gross Profit – Other was primarily a result of lower revenues from our refining operations and Corporate Sales businesses.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $110.8 million, or 37.8% of net sales, for fiscal 2013 compared to $118.1 million, or 39.1% of net sales, for fiscal 2012. The $7.3 million decrease in SG&A during fiscal 2013, as compared to fiscal 2012, was primarily driven by $2.4 million of lower expenses related to the closure of eleven retail store locations in fiscal 2013 and 2012, $1.9 million of lower incentive compensation, $2.1 million of lower post-employment benefit expense related to the departure of our former Chief Executive Officer incurred in fiscal 2012, $0.5 million of lower expenses related to foreign currency translation, and approximately $1.0 million of lower expenses related to the extra week in fiscal 2012, partially offset by $0.9 million of higher marketing expenses.

Depreciation and Amortization. Depreciation and amortization expense during fiscal 2013 was $4.6 million compared to $4.7 million during fiscal 2012 primarily due to the lower number of stores in fiscal 2013 compared to fiscal 2012.

Interest and Other Financing Costs. Interest and other financing costs were $9.3 million for fiscal 2013 compared to $10.2 million for fiscal 2012. The $0.9 million decrease was primarily associated with lower rates on our senior secured term loan and the $3.5 million partial pay down of the cash advances from our controlling shareholder, Montrovest.

Income Tax Expense. Income tax expense was $20,000 for fiscal 2013, as compared to an income tax expense of $23,000 for fiscal 2012. The relatively low amount of tax expense in fiscal 2013 and 2012 is due to the utilization of unrecognized losses carryforward. In addition, we are recording a 100% valuation allowances on the full value of the deferred tax assets generated by our U.S and Canadian operations as the criteria for the recognition of these assets was not met at March 30, 2013.

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

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $118.1 million, or 39.1% of net sales, for fiscal 2012 compared to $107.4 million, or 39.7% of net sales, for fiscal 2011. The $10.6 million increase in SG&A during fiscal 2012, as compared to fiscal 2011, was primarily driven by $4.5 million of higher compensation expenses related to higher sales, margin and operating performance, $2.1 million of post-employment benefits related to the departure of our former Chief Executive Officer, approximately $1.9 million of higher compensation expense related to the termination of the salary reduction program initiated in March 2009, $1.8 million increased marketing expenses, $1.4 million of higher expenses related to foreign currency translation, and approximately $1.0 million of higher expenses related to the extra week in fiscal 2012.

Depreciation and Amortization. Depreciation and amortization expense during fiscal 2012 was $4.7 million compared to $5.3 million during fiscal 2011. The $0.6 million decrease was primarily due to the closure of six stores and lower levels of capital expenditures.

Interest and Other Financing Costs. Interest and other financing costs were $10.2 million for fiscal 2012 compared to $11.3 million for fiscal 2011. The $1.1 million decrease was primarily associated with lower rates related to our senior secured term loans and the $5.0 million cash advance from our controlling shareholder, Montrovest.

Income Tax Expense. Income tax expense was $23,000 for fiscal 2012, as compared to an income tax expense of $24,000 for fiscal 2011. The relatively low amount of tax expense in fiscal 2012 and 2011 is due to utilization of unrecognized losses carryforward.

Liquidity and Capital Resources

Our ability to meet our cash flow requirements in order to fund our operations and investments is dependent upon our ability to maintain positive excess availability under our senior secured revolving credit facility. In June 2011, we executed an amendment and extension of our $132 million senior secured revolving credit facility and $12.5 million senior secured term loan, which was set to expire in December 2011. Our $132 million senior secured revolving credit facility was amended and extended for a total of $115 million and bears interest at a floating rate of LIBOR plus 2.25% to LIBOR plus 3.0% (based on excess availability thresholds and interest coverage thresholds). The $12.5 million senior secured term loan was amended and extended for a total of $18 million and is subordinated in lien priority to our senior secured revolving credit facility and bear interest at a rate of the greater of 11% per annum or one-month LIBOR based rate plus 8%. In August 2012, we renegotiated the interest rate charged on our $18 million senior secured term loan reducing the interest rate to the greater of 9.5% per annum or one-month LIBOR plus 6.5%. At March 30, 2013, the interest rate on the senior secured term loan was 9.5% per annum. These two credit facilities have a four-year term expiring in June 2015 and are used to finance working capital, finance capital expenditures, provide liquidity to fund our day-to-day operations and for other general corporate purposes. The terms of the amended senior secured credit facilities provide that no financial covenants are required to be met other than maintaining positive excess availability at all times. We have complied with the requirement to maintain positive excess availability at all times and as such no financial covenants are required to be met. Our excess borrowing capacity was $16.4 million as of March 30, 2013 and $23.7 million at March 31, 2012.

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

Borrowings under our senior secured revolving credit facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 30, 2013	March 31, 2012
	(In thousands)
Senior secured revolving credit facility availability	$83,719	$85,299
Amount borrowed at year end	67,307	61,557

Excess borrowing capacity at year end	$16,412	$23,742

Average outstanding balance during the year	$78,371	$71,045
Average excess borrowing capacity during the year	$14,698	$17,539
Maximum borrowing outstanding during the year	$100,548	$88,143
Minimum excess borrowing capacity during the year	$8,002	$8,994
Weighted average interest rate for year	3.6%	3.6%

In addition to the previously mentioned financing arrangements, we had other outstanding loans as of March 30, 2013, which primarily consisted of a Cdn$10.0 million ($9.8 million in U.S. dollars) secured term loan from Investissement Québec of which Cdn$7.7 million ($6.6 million in U.S. dollars) remained outstanding as of March 30, 2013, bearing interest at a rate of prime plus 5.5% per annum, which equated to 8.5% at March 30, 2013 and is repayable in 36 equal monthly payments of Cdn$208,333 ($205,133 in U.S. dollars) beginning in April 2013; a Cdn$2.9 million ($2.9 million in U.S. dollars) secured term loan with Investissement Québec of which Cdn$0.7 million ($0.7 million in U.S. dollars) remained outstanding as of March 30, 2013, bearing interest at a rate of prime plus 3.5% per annum (which equated to 6.5% at March 30, 2013) and repayable in 12 monthly installments of Cdn$55,000 ($54,155 in U.S. dollars) beginning in April 2013, and a $1.5 million cash advance from our controlling shareholder, Montrovest. This advance is repayable upon demand by Montrovest once conditions stipulated in our senior credit facilities permit such a payment. Commensurate with the amendment of our senior credit facilities, in June 2011, we amended the terms of the $5.0 million cash advance, reducing the annual interest rate from 16%, net of any withholding taxes, representing an effective interest of 17.8% to 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%. In addition, the amended terms (i) eliminated the 7% fee required to be paid to Montrovest upon conversion of the advance into a convertible debenture or Class A voting shares, (ii) eliminated the convertibility of the cash advance into a convertible debenture or Class A voting share in the event of a private placement and (iii) required a one-time payment of a closing fee of $75,000. In August 2012, a partial repayment of $3.5 million was made on these cash advances as a result of the proceeds from the stock rights offering.

The following table summarizes cash flows from operating, investing and financing activities:

(in thousands)	Fiscal 2013	Fiscal 2012	Fiscal 2011
Net cash provided by (used in):
Operating activities	$6,176	$4,583	$10,314
Investing activities	(6,278)	(4,572)	(1,619)
Financing activities	838	(194)	(8,859)
Effect of changes in exchange rate on cash and cash equivalents	(37)	(32)	103

Net increase (decrease) in cash and cash equivalents	$699	$(215)	$(61)

Net cash provided by operating activities was $6.2 million during fiscal 2013 as compared to $4.6 million during fiscal 2012. The increase in cash flows generated from operations during fiscal 2013 was primarily the result of an increase in income from operations and a decrease in the level of inventories during fiscal 2013 compared to an increase in the level of inventory during fiscal 2012 partially offset by a decrease in the level of accrued liabilities in fiscal 2013 compared to an increase in the level of accrued liabilities during fiscal 2012. The decrease in inventory was primarily due to the closure of six stores in 2013. The decrease in the level of accrued liabilities was primarily associated with $2.1 million of post-employment benefits related to the departure of our former Chief Executive Officer that was paid in fiscal 2013 and higher accrued incentive compensation associated with our improved operating performance in fiscal 2012.

Net cash provided by operating activities was $4.6 million during fiscal 2012 as compared to $10.3 million during fiscal 2011. The decrease in cash flows generated from operations during fiscal 2012 was primarily the result of an increase in the level of inventories during fiscal 2012 compared to a decrease in the level of inventory during fiscal 2011 and a decrease in the level of accounts payable in fiscal 2012 compared to an increase in the level of accounts payable during fiscal 2011, partially offset by income from operations during the year compared to a loss from operations in the prior year and a larger increase in accrued liabilities. The increase in inventory reflected a 6% increase in comparable store inventory levels. The decrease in the level of accounts payable was primarily associated with a lower level of payables to Damiani International B.V. (“Damiani”) in accordance with our five-year distribution agreement entered into in 2009, and lower payables associated with our taking advantage of more early pay discounts at the end of fiscal 2012. In connection with the Damiani distribution agreement we purchased $10.6 million of jewelry products with payments to be made on an annual basis equal to the greater of the cost value of the products sold during the previous year or a minimum annual payment, totaling $5.6 million during the term of the agreement and the right to return up to $5.0 million of any unsold Damiani products to Damiani at the end of the term of the agreement. The larger increase in accrued expenses in fiscal 2012 compared to fiscal 2011 is primarily related to $2.1 million of post-employment benefits related to the departure of our former Chief Executive Officer and higher accrued incentive compensation associated with our improved operating performance.

During fiscal 2013, net cash used in investing activities was $6.3 million compared to $4.6 million used during fiscal 2012. The $1.7 million increase in net cash used in investing activities primarily reflects more cash outlays for store remodelings. During fiscal 2012, net cash used in investing activities was $4.6 million compared to $1.6 million used during fiscal 2011. The $2.9 million increase in net cash used in investing activities primarily reflects more cash outlays for store remodelings.

Net cash provided by financing activities was $838,000 in fiscal 2013, as compared to $194,000 cash used during fiscal 2012. The $1.0 million variance in cash flows related to financing activities was primarily due to an increase use of our senior secured revolving credit facility and proceeds from our stock rights offering net of higher repayments of long-term debt. Included in financing activities during the fiscal 2013, was $3.6 million of net proceeds associated with a stock rights offering in August 2012 of which $3.5 million of the proceeds was used to pay down interest-bearing debt under our Amended and Restated Cash Advance Agreements with our controlling shareholder, Montrovest. Montrovest exercised its rights under our stock rights offering and purchased 3,100,088 Class A voting shares for a total subscription price of $3.5 million. The $8.7 million reduction in cash flows used in financing activities between fiscal 2012 and 2011 was primarily due to an increased use of our senior secured revolving credit facility and higher borrowings under our senior secured term loans to fund the lower cash flows from operating activities and higher cash outlays for investing activities compared to the prior year.

The following table details capital expenditures in fiscal 2013, 2012 and 2011:

	Fiscal Year Ended
	March 30, 2013	March 31, 2012	March 26, 2011
	(In thousands)
New stores and renovations	$4,787	$3,434	$1,373
Electronic equipment, computer hardware and software	1,220	1,073	1,284
Furniture and fixtures	547	134	134
Manufacturing equipment	12	63	55
Other	22	105	168

Total capital expenditures (1)	$6,588	$4,809	$3,014

(1)	Includes capital expenditures financed by capital leases of $160,000 in fiscal 2013, $81,000 in fiscal 2012, and $322,000 in fiscal 2011 as well as capital expenditures included in accounts payable as of the end of the fiscal year.

Capital expenditures for fiscal 2014 are projected to be approximately $14.2 million and are expected to be used primarily for store remodeling and new stores as well as some I.T. projects. The increase of approximately $7.6 million in expected capital expenditures as compared to fiscal 2013 is due to higher planned expenditures associated with the opening of 3 new Birks mono-brand stores, including our first store in China, store renovations and information systems upgrades. The expected source of funds for the projected fiscal 2014 capital expenditures is operating cash flows, our senior secured revolving line of credit and by raising $5 million in capital in the form of equity and debt for capital expenditures related to the new store in China.

Maintenance of sufficient availability of funding through an adequate amount of committed financing is necessary for us to fund our day-to-day operations. Our ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, or to fund planned capital expenditures and store operations will depend on our ability to maintain adequate levels of available borrowing and our future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond our control. We believe that we currently have sufficient working capital to fund our operations. Our investment of opening a store in China will only be pursued if we are successful at raising the additional funds necessary to do this without using our existing line of credit. This belief is based on certain assumptions about the state of the economy, the availability of borrowings to fund our operations and estimates of projected operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

Research and development, patents and licenses, etc.

None.

Trend Information

During fiscal 2013, we benefitted from improved domestic and international tourism in the U.S. and a stable economy in Canada. In the U.S., the continued high unemployment in Florida negatively impacted spending by U.S. customers in the more moderate price points, although mitigated by increased spending by tourists, especially in the Florida region. In Canada, student protests disrupted tourism and customer shopping patterns in the downtown Montreal area in the summer and political and economic uncertainty in Quebec and across Canada seemed to hover over the region throughout the holiday season. Increased competition for space in Canada continued to put pressure on occupancy costs and space retention for key locations. Third party brands continue to follow through on opening their own stores and closing distribution in select retail centers and lowering the margins that are earned by retailers impacting our gross margin levels.

We are continuing to pursue our strategy to develop the Birks product brand through the opening of two new Birks mono-brand stores in Canada and expansion of all sales channels including international channels of distribution. We are currently in the process of opening a Birks mono-brand store in Quebec and in Ontario and a Birks mono-brand store in China. We are currently negotiating an agreement with our majority shareholder, Montrovest, to fund our expansion into China with an investment of $5.0 million in equity and debt.

To further pursue our sustainability objectives and further differentiate our Birks product brand, we are moving towards focusing on the exclusive use of Canadian diamonds for our Birks product brand offering. The Birks Canadian diamond products will be delivered with a certificate of authenticity and a guarantee of origin of the Canadian diamond.

Off-balance sheet arrangements

From time to time, we guarantee a portion of our private label credit card sales to our credit card vendor. As of March 30, 2013 and March 31, 2012, the amount guaranteed under such arrangements was approximately $6.0 million and $4.4 million, respectively. The bad debt experienced under these guarantees has not been material. See Note 12(b) to the consolidated financial statements included in this Annual Report on Form 20-F for additional discussion. We had no other off-balance sheet arrangements as of March 30, 2013.

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of March 30, 2013 and the periods in which payments are due:

	Payments due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations
Debt maturities(4)	$95,047	$3,111	$90,231	$205	$1,500
Capital lease obligations	14,155	683	1,483	2,037	9,952
Fixed rate interest expenses(2)	10,145	1,662	3,104	2,737	2,642
Operating lease obligations(1)	70,996	15,893	23,961	15,608	15,534

Total(3)	$190,343	$21,349	$118,779	$20,587	$29,628

(1)	The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which we are obligated. CAM charges were $4,294 in fiscal 2013, $4,316 in fiscal 2012, and $4,338 in fiscal 2011.
(2)	The fixed rate interest expenses are associated with the capital lease and debt obligations disclosed above and do not include floating rate interest payable on $75.5 million of floating rate debt and an additional $18.0 million of debt that becomes floating rate debt if interest rates rise above a certain level.
(3)	In addition to the above and as of March 30, 2013, we had $1.7 million of outstanding letters of credit.
(4)	Includes bank indebtedness in the 1-3 year category to reflect the current expiration date of the line of credit.

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

Leasehold improvements are capitalized and typically include fixturing and store renovations. Amortization of leasehold improvements begins on the date the asset was placed in service and extends to the lesser of the economic life of the leasehold improvement and the initial lease term. Our lease of our Montreal headquarters’ land and building is accounted for as a capital lease. The lease is for a 20-year period from the date of inception, December 12, 2000. The lease allows for several additional term extensions of the lease; however, management has only committed for the initial 20-year period. The implicit interest rate of the long-term debt associated with the capital lease is 10.74%. The outstanding principal balance at March 30, 2013 on this capital lease was $13.8 million.

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

Impairment of long-lived assets

We periodically review the estimated useful lives of our depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, we review our long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition is less than its carrying value. Measurement of an impairment loss for such long-lived assets is based on the difference between the carrying value and the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. During fiscal 2013, 2012 and 2011, we did not recognize any long-lived asset impairment charges in our consolidated financial statements.

Income tax assets

Management judgment is required in determining the valuation allowance recorded against deferred tax assets and we record valuation allowances when we determine that it is more-likely-than-not that such deferred tax assets will not be realized in the future. We determined that the criteria for recognition of these assets was not met at the reporting date given our history of losses. We have recorded a $56.6 million valuation allowance against the full value of net deferred tax assets as of March 30, 2013 (see Note 9(a) to the consolidated financial statements). This valuation allowance could be reduced in the future based on sufficient evidence indicating that it is more likely than not that a portion of our deferred tax assets will be realized. Additionally, foreign and domestic tax authorities periodically audit our income tax returns. These audits often examine and test the factual and legal basis for positions we have taken in our tax filings with respect to our tax liabilities, including the timing and amount of deductions and the allocation of income among various tax jurisdictions (“tax filing positions”). We believe that our tax filing positions are reasonable and legally supportable. However, in specific cases, various tax authorities may take a contrary position. In evaluating the exposures associated with our various tax filing positions, we record reserves using a more-likely-than-not recognition threshold for income tax positions taken or expected to be taken. Earnings could be affected to the extent we prevail in matters for which reserves have been established or we are required to pay amounts in excess of established reserves.

Inflation

The impact of inflation on our operations has not been significant to date.

Safe Harbor

See section entitled “Forward-Looking Information” at the beginning of this Annual Report on Form 20-F.

Item 6.	Directors, Senior Management and Employees

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our executive officers and directors, and their respective ages and positions as of May 31, 2013:

Name	Age	Position
Dr. Lorenzo Rossi di Montelera	72	Chairman of the Board & Director
Thomas A. Andruskevich	62	Vice Chairman of the Board & Director
Jean-Christophe Bédos	48	President, Chief Executive Officer & Director
Emily Berlin	66	Director
Shirley A. Dawe	67	Director
Elizabeth Eveillard	66	Director
Louis L. Roquet	70	Director
Niccolò Rossi di Montelera	40	Director
Guthrie J. Stewart	57	Director
Deborah Nicodemus	59	Executive Vice President & Chief Merchandising & Marketing Officer
Michael Rabinovitch	43	Executive Vice President & Chief Financial Officer
Hélène Messier	53	Vice President & Chief Talent Officer
Marco Pasteris	52	Vice President, Business Development
Albert J. Rahm, II	59	Vice President, Retail Store Operations
Miranda Melfi	49	Vice President, Legal Affairs & Corporate Secretary
Milton Thacker, III	52	Vice President & Chief Information Officer/ Process Innovation

Directors

Dr. Lorenzo Rossi di Montelera, age 72, has served as Chairman of our Board of Directors since 1993, and prior to the merger, Dr. Rossi di Montelera served on the board of directors of Mayors. Dr. Rossi di Montelera’s term as a director of Birks & Mayors expires in 2013. He is also on the Board of Directors of Azimut S.p.A. and the Advisory Board of the Global Leadership Institute of New York. Dr. Rossi di Montelera is also a director of Gestofi S.A. and a beneficiary of the Goldfish Trust that beneficially owns or controls all of the shares of the Company held by Montrovest. Dr. Rossi di Montelera is the father-in-law of Mr. Carlo Coda-Nunziante who is our Vice President, Strategy. Dr. Rossi di Montelera is also the father of Mr. Niccolò Rossi di Montelera, a fellow director and who, as an employee of Gestofi S.A., provides consulting services to the Company.

Thomas A. Andruskevich, age 62, has been our Vice Chairman of the Board since November 2011. He was our President and Chief Executive Officer from June 1996 until March 31, 2012 and joined the Board of Directors of Birks in 1999. Mr. Andruskevich’s term as director of Birks & Mayors expires in 2013. From August 2002 until March 31, 2012, he was the President and Chief Executive Officer of Mayors. From August 2002, he has been Chairman of the Board of Directors of Mayors. From 1994 to 1996, he was President and Chief Executive Officer of the clothing retailer Mondi of America. From 1989 to 1994, he was Executive Vice President of International Trade & Fragrance of Tiffany & Co., and from 1982 to 1989, Mr. Andruskevich served as Senior Vice President and Chief Financial Officer of Tiffany & Co. He is also a member of the Advisory Board and of the Marketing Committee of Brazilian Emeralds, Inc. and a director of Cole Credit Priority Trust III, Inc.

Jean-Christophe Bédos, age 48, was our Chief Operating Officer since January 2012 and became our President and Chief Executive Officer on April 1, 2012. He became a director of Birks & Mayors on April 19, 2012, and his term as a director expires in 2013. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweler Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewelry industry at Cartier in 1988.

Emily Berlin, age 66, has been a member of our Board of Directors since November 2005. Ms. Berlin’s term as a director of Birks & Mayors expires in 2013. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005. She was a Senior Managing Director of Helm Holdings International from 2001 until December 2012, which is a member of a diversified privately owned group of companies operating principally in Central and South America where she focused principally on the banking and energy sectors. Since January 2013, Ms. Berlin has been serving as a strategic consultant to SoEnergy International Inc., an affiliate of Helm Holdings International, operating in the energy sector and to Deer Isle Capital LLC, an advisory firm that focuses on growth and catalyst capital. She also serves on the board of the International Women’s Forum Florida. From 1974 to 2000, she was a member of the law firm Shearman & Sterling, becoming a partner in 1981.

Shirley A. Dawe, age 67, has been a member of our Board of Directors since 1999. Ms. Dawe’s term as a director of Birks & Mayors expires in 2013. She is also a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management consulting company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the board of directors of numerous public and private companies in Canada and the U.S.

Elizabeth M. Eveillard, age 66, has been a member of our Board of Directors since November 2005. Ms. Eveillard’s term as a director of Birks & Mayors expires in 2013. She was a member of the board of directors of Mayors from August 2002 until November 14, 2005 and is an independent consultant with over 30 years of experience in the investment banking industry. From 2000 to 2003, she was a consultant and Senior Managing Director, Retailing and Apparel Group, Bear, Stearns & Co., Inc. From 1988 to 2000, she served as Managing Director and Head of the Retailing Group, PaineWebber Incorporated. From 1972 to 1988 she held various positions at Lehman Brothers, including Managing Director in the Merchandising Group. She serves as a director of numerous non-profit organizations.

Louis L. Roquet, age 70, has been a director of Birks & Mayors since August 8, 2007. Mr. Roquet’s term as a director of Birks & Mayors expires in 2013. Mr. Roquet has been Managing Director of Cevital Spa, a large Algerian manufacturer of food products since January 2012. He has served as General Manager of the City of Montréal from January 2010 to January 2012. From April 2004 to October 2009, Mr. Roquet served as President and Chief Operating Officer of Desjardins Venture Capital and was responsible for managing Desjardins’ venture capital funds together with those of Capital Regional and Cooperatif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. From 2002 to 2004, Mr. Roquet served as President and General Manager of Societe des alcools du Quebec (“SAQ”), Quebec’s Liquor Board. Prior to 2002, he held the title of President and Chief Executive Officer of Investissement Quebec, Secretary General of the City of Montréal and General Manager of Montréal Urban Community. He also serves as a director of numerous non-profit organizations.

Niccolò Rossi di Montelera, age 40, was elected to our Board of Directors in September 2010. Mr. Rossi di Montelera’s term as a Director of Birks & Mayors expires in 2013. Mr. Rossi di Montelera has been a consultant for Gestofi S.A. since August 2009 and provides consulting services to the Company in the areas of e-commerce, new product and brand development and wholesale in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002, he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of the Directors of Montrovest until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, the Company’s Chairman of the Board and is the brother-in-law of Mr. Carlo Coda-Nunziante who is the Company’s Vice President, Strategy.

Guthrie J. Stewart, age 57, was appointed to our Board of Directors in October 2010. Mr. Stewart’s term as a Director of Birks & Mayors expires in 2013. From 2001 to 2007, Mr. Stewart was a partner of EdgeStone Capital Partners, a Canadian private equity firm. From 1992 to 2000 he served principally as Group EVP Global Development and President and Chief Executive Officer of the Canadian operations of Teleglobe Inc. From 1987 to 1992, he was the Vice President, Legal and Corporate Development of BCE Mobile Inc. (currently Bell Mobility) and from 1979 to 1986, Mr. Stewart was a corporate, commercial and securities lawyer at Osler, Hoskin & Harcourt. Mr. Stewart also has been and currently is a member of a number of other corporate boards and advisory boards.

Other Executive Officers

Deborah Nicodemus, age 59, is our Executive Vice President & Chief Merchandising and Marketing Officer effective May 2, 2011. Prior to joining the Company, Ms. Nicodemus held the position of President, Merchandise Planning and Marketing at Berrnico, LLC and from 2004 to 2007, she was the Executive Vice President, Merchandise Planning, Procurement and Marketing of Whitehall Jewelers, Inc. From 2002 to 2004, she held the position of Vice President, Merchandising and Planning at The Donna Karan Company (a LVMH company) and from 1992 to 2001, she was with DFS Group Ltd (a LVMH company), most recently as Vice President, Merchandise Planning, Procurement and Allocation.

Michael Rabinovitch, age 43, is our Executive Vice President & Chief Financial Officer and has been with Birks & Mayors since August 2005. Prior to joining Birks & Mayors, Mr. Rabinovitch had been Vice President of Finance of Claire’s Stores, Inc. since 1999. Before joining Claire’s Stores, Inc., Mr. Rabinovitch was Vice President of Accounting & Corporate Controller at an equipment leasing company. Mr. Rabinovitch spent five years with Price Waterhouse LLP. Mr. Rabinovitch is a licensed CPA and a member of the American Institute of Certified Public Accountants.

Albert J. Rahm, II, age 59, is our Vice President, Retail Store Operations and has been with Birks & Mayors since April 2007. Prior to joining us, Mr. Rahm was the President of C.D. Peacock, a jewelry retail in Chicago from March 2006 until April 2007 and prior to that was Vice President, Retail Store Operations for Mayors since 1991 and for Birks since 2005 until March 2006. Prior to joining Mayors in 1991, Mr. Rahm owned and operated three retail jewelry stores for a fourteen-year period in Shreveport, Louisiana.

Hélène Messier, age 53, is our Vice President & Chief Talent Officer and has been with Birks since November 2000. Prior to joining Birks, she was Assistant General Manager of the Federation des Producteurs de Lait du Québec from November 1997 to November 2000. From 1982 to 1997, she held various management positions both in operations and human resources with Bell Canada.

Miranda Melfi, age 49, is our Vice President, Legal Affairs and Corporate Secretary and has been with Birks & Mayors since April 2006. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

Marco Pasteris, age 52, is our Vice President, Business Development and has been with Birks since September 1993 in several capacities including Vice President, Finance and Treasurer. Prior to joining Birks & Mayors, Mr. Pasteris was the representative of the Fata S.p.A. of Pianezza, Italy in Sovitalprodmash, Volsk, Russia (a Fata S.p.A. Joint Venture) from 1991 to 1993. Before joining Sovitalprodmash, Mr. Pasteris was Controller of International Operations at the Gruppo Finanziaro Tessile S.p.A., Torino, Italy, where he spent six years.

Milton Thacker, III, age 52, is our Vice President & Chief Information Officer and has been with Birks & Mayors since 1994. From 1994 to 2004, Mr. Thacker held various information technology positions leading to his role as Vice President & Chief Information Officer starting in 2004. Prior to joining Birks & Mayors, Mr. Thacker led the IT divisions at Tate Andale and Marlenn Corporation, manufacturers, and held various IT positions at The Kronheim Company, a wholesale distributor, and at New England Development, a shopping center developer.

COMPENSATION OF DIRECTORS AND OFFICERS

Director Compensation

During fiscal 2013, each director who was not an employee of the Company received an annual fee of $25,000 for serving on our Board of Directors and $1,500 for each Board meeting attended in person. The chairperson of each of the audit committee, compensation committee and corporate governance committee received an additional annual fee of $10,000, $8,000 and $5,000, respectively. Since October 2012, the members of each of the audit committee, compensation committee and corporate governance committee received an additional annual fee of $5,000, $4,000 and $2,500, respectively and the independent member of the executive committee received an additional annual fee of $4,000. The chairperson of any special independent committee of directors that may be established from time to time is entitled to receive $10,000 for his or her service and the other members of the committee are each entitled to receive $5,000 for their service on such committee. Each director who is not an employee of the Company is entitled to receive a grant of 5,000 stock appreciation rights on April 1 of each year, an increase from 1,000 stock appreciation rights previously granted prior to September 2012. In April 2012, 1,000 stock appreciation rights were granted to each non-employee director. In September 2012 and April 2013, 4,000 and 5,000, respectively, of stock appreciation rights were granted to each non-employee director. All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

Executive Compensation

We are a “foreign private issuer” under U.S. securities laws and not a reporting issuer under Canadian securities laws and are therefore not required to publicly disclose detailed individual information about executive compensation in our home jurisdiction. However, the executive compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers are detailed in our Management Proxy Circular as such document is referred to below. Under the Canada Business Corporations Act, being the statute under which we were incorporated, we are only required to provide certain information on aggregate executive compensation. The aggregate compensation paid by us to our ten executive officers in fiscal 2013, two of which left the Company and were executive officers for only part of the year, was approximately $3,157,000 (annual salary).

The summary compensation table regarding our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers and the option/SAR grants and exercise of options tables in our Management Proxy Circular will be filed on Form 6-K with the SEC in connection with our 2013 Annual and Special Meeting of Shareholders.

Birks & Mayors Incentive Plans

Long-Term Incentive Plan

In 2006, Birks & Mayors adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks & Mayors’ business. As of May 31, 2013, there were 112,320 cash-based stock appreciation rights that were granted to members of the Company’s Board of Directors and stock options to purchase 460,000 shares of the Company’s Class A voting shares granted to eleven members of the Company’s senior management team under the Long-Term Incentive Plan. The stock appreciation rights outstanding as of May 31, 2013, under the Long-Term Incentive Plan have a weighted average exercise price of $1.93 and the stock options outstanding as of May 31, 2013, under the Long-Term Incentive Plan have a weighted average exercise price of $0.99.

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

We cannot issue Class A voting shares or awards under the Long-Term Incentive Plan if such issuance, when combined with the Class A voting shares issuable under any of our other equity incentive award plans and all other Class A voting shares issuable under the Long-Term Incentive Plan would exceed 1,304,025 Class A voting shares, unless the issuance of such shares or awards in excess of this limit is approved by the shareholders of the Company. However, this limit shall not restrict the Company to issue awards under the Long-Term Incentive Plan that are payable other than in shares, including cash-settled stock appreciation rights. As of March 30, 2013, the Company could issue 265,896 of additional Class A voting shares or awards under its Long-Term Incentive Plan without exceeding this limit.

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

CEO and Senior Executives Long-Term Cash Incentive Plans

During the year ended March 30, 2013, the Board of Directors approved the long-term cash incentive plans (“LTCIPs”) for the Chief Executive Officer and Senior Executive members. The intention of the LTCIPs are to reward the Chief Executive Officer and other members of senior management based on our performance over three-year cycles, the first of which began with the fiscal 2013 through fiscal 2015 period. The approval of a new three-year cycle is at the discretion of the Board of Directors on recommendation of the compensation committee. The payouts under the LTCIPs will be based on our earnings before tax (“EBT”) performance with the payout level earned during the three-year period either increasing or decreasing based on our EBT performance levels versus thresholds established in each of the three years of the three-year cycle and afterwards, if the LTCIPs are continued. The payout will be 1/3 of the LTCIPs value earned at the end of the first three year cycle and 1/3 of the LTCIPs value for every year thereafter, subject to the Chief Executive Officer and participating executives continued employment and subject to the payment not causing any default on the Company’s credit facilities. The LTCIPs payouts will continue to rise or fall based on the Company’s performance each year. The total LTCIPs pool is only created to compensate if EBT is above a certain growth rate and the payout is capped so that the total three-year costs of the programs combined does not exceed 10% of our total earnings before taxes for the three-year period.

Birks Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of our business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of March 30, 2013, there were 6,674 Class A voting shares underlying options granted under the Birks ESOP. As of May 31, 2013, there were no Class A voting shares underlying options granted under the Birks ESOP following the Offer to Amend (as described below).

Mayors Equity-Incentive Plans

1991 Stock Option Plan and Long-Term Incentive Plan

The Company has outstanding employee stock options and SARs issued to employees and members of the Board of Directors of Mayors under the 1991 Stock Option Plan (“the 1991 Plan”) and the Long-Term Incentive Plan (the “Mayor’s LTIP”) approved by the former Board of Directors of Mayors. Under these plans, the option price was required to equal the market price of the stock on the date of the grant or in the case of an individual who owned 10% or more of the common stock of Mayors, the minimum price was to be set at 110% of the market price at the time of issuance. Options granted under these programs generally became exercisable from six months to three years after the date of grant, provided that the individual was continuously employed by Mayors, or in the case of directors, remained on the Board of Directors. All options generally expired no more than ten years after the date of grant. No further awards will be granted under these plans. However, these plans will remain effective until the outstanding awards issued under the plans terminate or expire by their terms. As of May 31, 2013, there were 21,737 and 9,081 Class A voting shares underlying awards granted under the Mayor’s LTIP and the 1991 Plan, respectively, following the Offer to Amend (as described below). The awards outstanding under the Mayor’s LTIP and the 1991 Plan have a weighted average exercise price of $1.00 and $7.18, respectively.

Stock Option Amendments

The Company entered into an Amendment to the Stock Appreciation Rights Agreement with Mr. Andruskevich, the Company’s former Chief Executive Officer, dated March 16, 2010 and an Amendment to the Stock Appreciation Rights Agreement with Mr. Rabinovitch, the Company’s Chief Financial Officer, dated March 16, 2010, relating to the amendment of certain outstanding stock appreciation rights held by such individuals. The amended stock appreciation rights have the same terms as the existing stock appreciation rights except that there has been a reduction in the exercise price, a reduction in the number of Class A voting shares that are subject to the amended stock appreciation rights, a new ten year term and certain new provisions relating to a change in control, a liquidation or dissolution and a going-private transaction of the Company.

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

Under our Restated Articles of Incorporation, our directors serve one-year terms although they will continue in office until successors are appointed. None of the members of our Board has service agreements providing for benefits upon termination of employment, except for Mr. Andruskevich, our former President and Chief Executive Officer, and Mr. Bédos, our current President and Chief Executive Officer. See “Item 10. Additional Information—Material Contracts—Employment Agreements.”

Our Board of Directors has determined that five of our nine directors (Emily Berlin, Shirley A. Dawe, Elizabeth Eveillard, Louis L. Roquet and Guthrie J. Stewart) qualify as independent directors within the meaning of Section 803A of the NYSE MKT Company Guide.

All of the directors on our Compensation, Corporate Governance and Audit committees are independent. We are a “controlled company” (one in which more than 50% of the voting power is held by an individual, a group or another company) within the meaning of the rules of the NYSE MKT. Accordingly, we are not required under the NYSE MKT rules to have a majority of independent directors, a nominating and corporate governance committee and a compensation committee (each of which, under the NYSE MKT rules, would otherwise be required to be comprised entirely of independent directors). Since the merger, our Board of Directors has been comprised of a majority of independent directors, except for fiscal year 2013 following the appointment of Mr. Bédos, our President and Chief Executive Officer, as an additional director of the Company, during which our Board of Directors was comprised of 50% of independent directors.

Notwithstanding the fact that we qualify for the “controlled company” exemption, we maintain a Corporate Governance Committee and a Compensation Committee comprised solely of independent directors.

During fiscal 2013, our Board of Directors held a total of five board of directors meetings and eighteen committee meetings. During such period, eight out of the then ten directors attended 100% of the meetings of the Board of Directors, and two directors attended 80% and 60%, respectively, of the Board meetings.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. During fiscal 2013, our Board of Directors was composed of the four main committees below. The Board of Directors may from time to time also create special committees of the Board as needed.

1. Audit Committee. We have a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. During fiscal 2013, the audit committee held three meetings and all members of the audit committee attended these meetings during such period except for one member who attended 67% of the meetings. During fiscal 2013, the audit committee was comprised of Louis L. Roquet (Chair), Emily Berlin and Guthrie Stewart, each of whom was financially literate and an independent (as defined by the NYSE MKT listing standards and SEC rules), non-employee director of Birks & Mayors. We have determined that Louis Roquet is financially sophisticated and have waived the requirement for the present time under the audit committee’s charter that at least one member of the audit committee be designated as an “audit committee financial expert” as this term is defined under SEC rules. Neither the SEC nor the NYSE MKT requires us to designate an “audit committee financial expert” and we have not determined that any of our current directors would qualify as such.

2. Compensation Committee. We have a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of Birks & Mayors. The compensation committee also establishes criteria for goals and objectives for variable compensation, evaluates the performance of the Chief Executive Officer on an annual basis and provides recommendations to the Board of Directors regarding Chief Executive Officer and senior management succession plans. Certain decisions regarding compensation of certain other executive officers are reviewed by the compensation committee. During fiscal 2012, the compensation committee led the board initiative for leadership transition of the Chief Executive Officer. During fiscal 2013, the compensation committee held eight meetings and all of the members of the compensation committee attended these meetings during such period except for one who attended 88% of the meetings. During fiscal 2013, the compensation committee was comprised of Shirley A. Dawe (Chair), Guthrie J. Stewart, and Elizabeth Eveillard. Every member of the Compensation Committee was an independent (as defined by the NYSE MKT listing standards), non-employee director of Birks & Mayors.

3. Corporate Governance Committee. We have a standing corporate governance committee which has also assumed the functions of a nominating committee in accordance with the SEC rules and NYSE MKT listing requirements on nominating committees. The corporate governance committee is responsible for overseeing all aspects of our corporate governance policies. The corporate governance committee is also responsible for the oversight and review of all related party transactions and for nominating potential nominees to the Board of Directors. Our policy with regard to the consideration of any director candidates recommended by a shareholder is that we will consider such candidates and evaluate such candidates by the same process as candidates identified by the corporate governance committee. During fiscal 2013, the corporate governance committee held four meetings and all members of the corporate governance committee attended these meetings during such period except for one member who attended 50% of the meetings. Our corporate governance committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. The current members are Emily Berlin (Chair), Louis L. Roquet, and Guthrie J. Stewart. Every member of the Corporate Governance Committee is an independent (as defined by the NYSE MKT listing standards), non-employee director of Birks & Mayors.

4. Executive Committee. We have a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between meetings of the Board of Directors for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in our operations, including but not limited to, the monitoring of the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. During fiscal 2013, the executive committee had five members consisting of: Dr. Lorenzo Rossi di Montelera (Chair), Jean-Christophe Bédos, Elizabeth Eveillard, Niccolò Rossi di Montelera and Mr. Gerald Berclaz until he passed away in April 2013. During fiscal 2013, the executive committee held five meetings. All of the members of the executive committee attended these meetings during such period except for one member who attended 60% of the executive committee meetings.

EMPLOYEES

As of March 30, 2013, we employed approximately 790 persons. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, training, retraining and developing the best people in our industry.

Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations and corporate sales. The table below sets forth headcount by category and geographic location for the periods indicated:

	Canada	U.S.	Total
As of March 30, 2013:
Administration	216	87	303
Retail	316	171	487

Total	532	258	790

As of March 31, 2012:
Administration	224	112	336
Retail	305	197	502

Total	529	309	838

As of March 26, 2011:
Administration	219	111	330
Retail	290	211	501

Total	509	322	831

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2013, based on 7,115,641 Class A voting shares, by each executive officer and each director:

Name of Beneficial Owner	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Dr. Lorenzo Rossi di Montelera(1)	6,738	*
Thomas A. Andruskevich(2)	432,009	5.8%
Jean-Christophe Bédos (3)	50,000	*
Shirley A. Dawe(4)	1,545	*
Emily Berlin(5)	47,821	*
Elizabeth Eveillard(6)	91,296	1.3%
Louis L. Roquet	—	—
Niccolò Rossi di Montelera	—	—
Guthrie J. Stewart	—	—
Deborah Nicodemus(7)	16,666	*
Michael Rabinovitch(8)	21,013	*
Marco Pasteris(9)	167,820	2.3%
Albert J. Rahm, II(10)	—	—

*	Less than 1%.
(1)	Includes (a) options to purchase 1,738 Class A voting shares which are currently exercisable or exercisable within 60 days at exercise prices of $7.14 and $8.98 per share and expire either on January 1, 2014 or January 1, 2015, and (b) an option for 5,000 Class A voting shares at an exercise price Cdn$7.73 per share and expires on April 23, 2014. Dr. Rossi di Montelera is a beneficiary of Goldfish Trust. Goldfish Trust beneficially owns or controls 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest in addition to 3,100,088 Class A voting shares. Holders of Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Dr. Rossi di Montelera expressly disclaims beneficial ownership over the shares held by Montrovest.
(2)	Includes (a) an option to purchase 242,944 Class A voting shares which is exercisable at a price of $1.00 per share and expires on March 31, 2014, (b) warrants to purchase 131,209 Class A voting shares exercisable at a price of $3.34 per share and expire on August 20, 2022, (c) 17,390 SARs that are exercisable at an exercise price of $1.00 per share and expire on March 31, 2014, and (d) 40,466 Class A voting shares.
(3)	Includes an option to purchase 150,000 Class A voting shares, exercisable at a price of $1.04 per share and which expires on January 4, 2022. The option vests over a period of three (3) years beginning on January 4, 2012 and currently 50,000 are vested and included in the table above. An option to purchase 100,000 Class A voting shares was granted, exercisable at a price of $0.84 per share and which expires on April 18, 2023, has not yet vested and has not been included in the table above. This option vests over a period of three (3) years beginning on April 18, 2013.
(4)	Includes 1,545 Class A voting shares.
(5)	Includes (a) an option to purchase 869 Class A voting shares exercisable at a price of $8.98 per share, which expires January 1, 2014, and (b) 46,952 Class A voting shares.
(6)	Includes (a) options to purchase 1,738 Class A voting shares at exercise prices of $7.14 and $8.98 which expire either on January 1, 2014 or January 1, 2015, (b) 2,608 Class A voting shares held directly, and (c) 86,950 Class A voting shares owned by her husband.
(7)	Includes an option to purchase 25,000 Class A voting shares, of which 8,333 are vested, exercisable at a price of $1.26 per share which expire on May 2, 2021. An option to purchase 25,000 Class A voting shares, of which none are vested, exercisable at a price of $0.89 and expire on November 14, 2022, has not been included as the option is not vested.
(8)	Includes (a) stock appreciation rights to purchase 4,347 Class A voting shares which are exercisable at an exercise price of $1.00 per share and expire on March 16, 2020, and (b) an option to purchase 25,000 Class A voting shares, of which 16,666 are vested, exercisable at a price of $1.25 and expire on September 23, 2020. An option to purchase 25,000 Class A voting shares, of which none are vested, exercisable at a price of $0.89 and expire on November 14, 2022, has not been included as the option is not vested.
(9)	Includes (a) options to purchase 2,170 Class A voting shares which is exercisable at a price of $1.05 per share and expires on April 16, 2020, (b) options to purchase 15,000 Class A voting shares, of which 10,000 are vested, exercisable at a price of $1.25 and expire on September 23, 2020, (c) Warrants to purchase 48,110 Class A voting shares exercisable at prices of $3.34 to $6.21 per share and expire August 20, 2022, and (d) 107,540 Class A voting shares. An option to purchase 10,000 Class A voting shares, of which none are vested, exercisable at a price of $0.89 and expire on November 14, 2022, has not been included as the option is not vested.
(10)	An option to purchase 15,000 Class A voting shares exercisable at a price of $0.89 per share and which expires on November 14, 2022, has not been included as the option is not vested.

For arrangements involving the issuance or grant of options or shares of the Company to such named executive officers and other employees, see above under the heading “Compensation of Directors and Officers” and Item 10. “Additional Information—Material Agreements—Employment Agreements.”

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2013 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and Class B multiple voting shares. The major shareholders listed with Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Unless otherwise indicated in the table, each of the individuals named below has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 7,115,641 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on May 31, 2013, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Annual Report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of May 31, 2013 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. For information regarding entities or persons that directly or indirectly control us, see “Item 3. Key Information – Risk Factors – Risks Related to the Company.”

Name of Beneficial Owner (1)	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Goldfish Trust (2)	10,818,058	72.9%
Rohan Private Trust Company Limited (3)	10,818,058	72.9%
Thomas A. Andruskevich(4)	432,009	5.8%
Montrovest BV(5)	10,818,058	72.9%
Prime Investments S.A. (6)	1,536,047	21.6%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.
(2)	Includes 10,818,058 Class A voting shares, of which 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montrovest are beneficially owned by Goldfish Trust. Dr. Rossi di Montelera who is the Company’s Chairman of the Board of Directors is a beneficiary of Goldfish Trust. The class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.
(3)	Trustee of Goldfish Trust. Includes 10,818,058 Class A voting shares, of which 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The shares held by Montrovest are beneficially owned by Goldfish Trust. Dr. Rossi di Montelera is a beneficiary of Goldfish Trust. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.
(4)	Includes (a) options and SARs to purchase 260,334 Class A voting shares, (b) warrants to purchase 131,209 Class A voting shares and (c) 40,466 Class A voting shares.
(5)	Comprised of 10,818,058 Class A voting shares, of which 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.
(6)	The Company has been advised that Asiya Trust Co. PTE. Ltd., as trustee of the Beech Settlement trust, exercises voting and investment control over the securities held of record by Prime Investments S.A.

As of May 31, 2013, there were a total of 320 holders of record of our Class A voting shares, of which 247 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 57% of our outstanding Class A voting shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees. None of our Class B multiple voting shares are held in the United States.

Following the stock rights offering in August 2012, Montrovest purchased 3,100,058 Class A voting shares bringing its beneficial ownership of the Company’s shares to 72.9% from 67.8%.

RELATED PARTY TRANSACTIONS

Diamond Supply Agreement

On August 15, 2002, Birks entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments S.A., a related party, is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2013, Birks purchased approximately $0.3 million of diamonds and finished goods from Prime Investments S.A. and related parties. As of May 31, 2013, Prime Investments S.A. beneficially owned 21.6% of the outstanding Class A voting shares of Birks & Mayors.

Management Consulting Services Agreement

In June 2011, we entered into a management consulting services agreement with Montrovest. Under the agreement, we pay Montrovest an annual retainer fee of €140,000 (equivalent to approximately $180,000) in exchange for services related to the raising of capital for international expansion projects and such other services relating to merchandising and/or marketing of the Company’s products as the Company may request. The agreement was in effect until June 2012 and will be extended automatically for successive terms of one year unless either party gives a 60 day notice of its intention not to renew. The yearly renewal of the agreement is subject to the review and approval of the Company’s Corporate Governance Committee and the Board of Directors. Mr. Berclaz, was one of the Company’s directors until his death in April 2013 and, was the Chairman of the Supervisory Board of Directors of Montrovest and Mr. Coda-Nunziante, the Company’s Vice President, Strategy was a managing director of Montrovest until June 30, 2012. In fiscal 2013, we paid approximately $180,000 under this agreement to Montrovest. In April 2013, the agreement was renewed for an additional one year period ending June 8, 2014. Our Board of Directors approved our entering into the agreement and its renewal with Montrovest in accordance with our Code of Conduct relating to related party transactions.

Cash Advance Agreements

In February 2009 and May 2009, we received $2.0 million and $3.0 million, respectively, in the form of cash advances from our controlling shareholder, Montrovest, to finance our working capital needs and for general corporate purposes. These advances and any interest thereon are subordinated to the indebtedness of our existing senior credit facilities and secured term loans and were convertible into a convertible debenture or Class A voting shares in the event of a private placement or, are repayable upon demand by Montrovest subject to the conditions stipulated in our senior credit facilities. These cash advances bore interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance would have been paid to Montrovest. In June 2011, the cash advance agreements were amended and restated reducing the annual interest rate to 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%, removing the requirement to pay a 7% fee to Montrovest upon conversion into convertible debentures or Class A voting shares and eliminating the convertibility of the cash advance into a convertible debenture or Class A voting shares in the event of a private placement. In addition, the amended and restated cash advance agreements required a one-time payment of an amendment fee of $75,000 in fiscal 2012. In August 2012, we repaid $3.5 million of these cash advances from the proceeds of our stock rights offering.

Consulting Services Agreement

On June 30, 2009, our Company’s Board of Directors approved our Company entering into a consulting services agreement with Gestofi S.A. (“Gestofi”) in accordance with our Company’s Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi di Montelera as the employee of Gestofi responsible for providing the consulting services related to the development of our Company’s e-commerce, new product development, wholesale business and such other services reasonably requested by our Chief Executive Officer or Chairman. The consulting services are provided to us for a fee of approximately Cdn$13,700 per month less any applicable taxes plus out of pocket expenses. The initial one-year term of the agreement began on August 1, 2009 and the agreement may be renewed for additional one-year terms. The agreement was renewed in June 2011, April 2012 and April 2013 for additional one-year terms. Mr. Niccolò Rossi di Montelera is a member of our Company’s Board of Directors and the son of Dr. Lorenzo Rossi di Montelera, our Chairman and a director of Gestofi.

Reimbursement Letter Agreement

In accordance with our Company’s Code of Conduct related to related party transactions, in April 2011, February 2012 and April 2013, our Corporate Governance Committee and Board of Directors approved, for additional one year periods, the reimbursement to Regaluxe S.r.l. of expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, our Chairman, for work performed on behalf of the Company, up to a yearly maximum of $250,000. During fiscal 2013, the Company paid $241,000 to Regaluxe S.r.l. under this agreement.

Distribution Agreement

In April 2011, our Corporate Governance Committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe S.r.l. Under the agreement, Regaluxe S.r.l. is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on June 1, 2011. Under this agreement, we pay Regaluxe S.r.l. a net price for our products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe S.r.l. less a discount factor of 3.5%. The agreement’s initial term was until May 30, 2012 and may be renewed by mutual agreement for additional one-year terms. In February 2012 and April 2013, the agreement was renewed for an additional one year period. During fiscal 2013, we paid approximately $3,000 to Regaluxe S.r.l. under this agreement.

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

TRADING MARKET

Effective November 15, 2005, our Class A voting shares were listed and began to trade on the NYSE MKT under the symbol “BMJ.” The following table sets forth, for all recently completed full financial years since we began trading on the NYSE MKT, the reported high and low sale prices for the Class A voting shares:

Birks & Mayors Inc. Highest/Lowest Stock Price for the Five Most Recent Full Financial Years
Fiscal year	Highest	Lowest
2013	$1.19	$0.72
2012	$1.71	$0.90
2011	$6.20	$0.70
2010	$1.80	$0.26
2009	$4.33	$0.20

The following table sets forth, for each of the most recent six months, the reported high and low sale prices for the Class A voting shares:

Birks & Mayors Inc. Highest/Lowest Stock Price for the Most Recent Six Months
Month	Highest	Lowest
January 2013	$0.94	$0.72
February 2013	$0.94	$0.78
March 2013	$0.93	$0.82
April 2013	$0.91	$0.68
May 2013	$0.97	$0.84
June 2013	$1.34	$0.77

The following table sets forth, for each quarter in fiscal 2013 and 2012 and any subsequent period, the reported high and low sale prices for the Class A voting shares:

Birks & Mayors Inc. Highest/Lowest Stock Price for Each Quarter in fiscal 2013 and 2012 and Any Subsequent Period
Subsequent Period	Highest	Lowest
Quarter ended June 2013	$1.34	$0.68
Fiscal 2013
Quarter ended March 2013	$0.94	$0.72
Quarter ended December 2012	$1.17	$0.72
Quarter ended September 2012	$1.19	$0.89
Quarter ended June 2012	$1.15	$0.89
Fiscal 2012
Quarter ended March 2012	$1.39	$0.94
Quarter ended December 2011	$1.36	$0.92
Quarter ended September 2011	$1.71	$0.90
Quarter ended June 2011	$1.69	$1.10

Item 10.	Additional Information

ARTICLES OF INCORPORATION AND BY-LAWS

Our Restated Articles of Incorporation do not restrict the type of business that we may carry on. A copy of our Restated Articles of Incorporation and our By-laws are contained in exhibits to the F-4 registration statement (File No. 333-126936) that we filed with the SEC on July 27, 2005, and which we incorporate by reference herein (“F-4”). A copy of our By-law No. One is contained as an exhibit to the Form 20-F that we filed with the SEC on July 3, 2012, and which we incorporate by reference. Additionally, certain rights of our shareholders pursuant to our Restated Articles of Incorporation, our By-laws and the Canada Business Corporations Act were set out in the F-4 and we refer you to the headings therein entitled “Description of Birks Capital Stock” and “Comparison of Stockholder Rights.”

On April 19, 2012, our Board of Directors approved an amendment to our by-laws to, among other things, add the title and description of the Vice Chairman position, revise the declaration of dividends section of the by-laws, and add a banking and borrowing arrangements section to the bylaws. Under Canadian law, the amendment to our bylaws had to be ratified by the shareholders of the Company. At our 2012 Annual and Special Meeting of Shareholders, our shareholders ratified the amendment to our by-laws.

MATERIAL CONTRACTS

We have not entered into any material contract other than in the ordinary course of business and other than those described below or in Items 4, 5, 7 and 19 of this Annual Report on Form 20-F.

Employment Agreements

Thomas A. Andruskevich

Thomas A. Andruskevich was employed by Birks & Mayors, as well as by its subsidiary, Mayors. Mr. Andruskevich resigned from the Company effective March 31, 2012. We had two employment agreements with Mr. Andruskevich, one of which was through Mayors. On April 21, 2011, the Company and Mayors, respectively, each entered into an Addendum to Employment Agreement with Mr. Andruskevich, extending the employment agreement indefinitely on the same terms and conditions until either party provided ninety days prior written notice to the other to terminate the employment agreement. The termination date could not be prior to March 31, 2012, and as such, the notice of termination could not be given prior to December 31, 2011. In accordance with his employment agreements, as described below, should Mr. Andruskevich be unable to find another suitable employment, we were required to pay Mr. Andruskevich his salary and benefits for a period of up to twelve months by continuing to pay him a base salary, a monthly bonus calculated by taking the average bonus for the three prior fiscal years and dividing by twelve, all benefits, plus a lump sum cash payment of $39,000 for disability and life insurance. We have also allowed him to purchase the company-owned vehicles that he used during his employment at fair market value.

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

We entered into an Amendment to Employment Agreement with our former Chief Executive Officer, Thomas A. Andruskevich, dated March 16, 2010, to cancel the outstanding options for 509,121 Class A voting shares at exercise prices ranging from Cdn$6.00 to Cdn$7.00 per share held by Mr. Andruskevich, including the anti-dilutive feature, referenced in his employment agreement dated April 16, 2008. In addition, we entered into an Amendment to Employment Agreement with Mr. Andruskevich dated March 16, 2010, granting a new stock option providing Mr. Andruskevich the right to purchase 242,944 Class A voting shares at an exercise price equal to US$1.00 per share. This amendment also provides that in the event of a going-private transaction, the new option will remain outstanding and will be exercisable for a cash payment instead of Class A voting shares. The cash payment will be equal to the fair market value of the Class A voting shares on the date of exercise reduced by the exercise price applicable to such new option.

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

As of May 31, 2013, all payments required under these agreements have been made.

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

As of May 31, 2013, all payments required under this agreement have been made.

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

Jean-Christophe Bédos

On January 4, 2012, we entered into an employment agreement, or the “Agreement”, with Jean-Christophe Bédos, who succeeded Mr. Andruskevich as the President & Chief Executive Officer effective April 1, 2012, and prior to that was our Chief Operating Officer. The Agreement provides Mr. Bédos with a base salary of CDN$700,000 ($676,393 in U.S. dollars based on foreign exchange rates as of May 31, 2012), an annual cash bonus set at a minimum of CDN$282,500 ($272,973 in U.S. dollars based on foreign exchange rates as of May 31, 2012) for fiscal year ended March 30, 2013, an option to purchase 150,000 shares of the Company’s Class A voting shares that will vest over three years and other health and retirement benefits. If Mr. Bédos is terminated without “cause” or resigns for “good reason,” as these terms are defined in the Agreement, the Agreement provides that Mr. Bédos will receive (i) any earned and accrued but unpaid base salary, (ii) up to 12 months of salary in lieu of further salary or severance payments, (iii) certain health benefits for up to twelve months, and (iv) his bonus through the date of termination. Mr. Bédos is prohibited from competing with us during his employment and for a period of twelve-months thereafter.

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

With respect to certain U.S. Holders who are not corporations, including individuals, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines to be satisfactory for these purposes and which includes an exchange of information program. U.S. Treasury guidance indicates that the current income tax treaty between Canada and the U.S. meets these requirements, and we believe we are eligible for the benefits of that treaty. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares that are readily tradable on an established securities market in the U.S. Our Class A voting shares, which are listed on the NYSE MKT, should be considered readily tradable on an established securities market in the U.S. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our Class A voting shares. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances. The rules governing the foreign tax credit are complex. Certain U.S. Holders of our Class A voting shares may not be able to claim a foreign tax credit with respect to amounts withheld for Canadian withholding taxes. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Exchange of Class A Voting Shares

For U.S. federal income tax purposes, subject to the rules relating to PFICs described below, a U.S. Holder generally will recognize taxable gain or loss on any sale or exchange of our Class A voting shares in an amount equal to the difference between the amount realized for our Class A voting shares and the U.S. Holder’s tax basis in such shares. This gain or loss will be capital gain or loss and generally will be treated as U.S. source gain or loss. Long-term capital gains recognized by certain U.S. Holders who are not corporations, including individuals, generally will be subject to a maximum rate of U.S. federal income tax of currently 23.8%, which includes the new 3.8% Medicare surtax imposed by Section 1411. The deductibility of capital losses is subject to limitations.

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

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowing under the senior secured credit facility and the term loan from Investissement Québec bear interest at floating rates, which are based on LIBOR plus a fixed additional interest rate. As of March 30, 2013, we have not hedged these interest rate risks. As of March 30, 2013, we had approximately $75.5 million of floating-rate debt and an additional $18.0 million of debt that becomes floating rate debt if interest rates rise above a certain level. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.8 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the

Canadian dollar compared to the U.S. dollar when these payments become due. As of March 30, 2013, we had not hedged these foreign exchange rate risks. As of March 30, 2013, we had approximately $3.4 million of net assets subject to transaction foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 30, 2013, our earnings would have decreased or increased, respectively, by approximately $0.2 million. This analysis does not consider the impact of fluctuations in U.S and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. In addition to the impact on earnings, fluctuation between the U.S. and Canadian dollar exchange rates impacts the level of our borrowing availability under our senior secured revolving credit facility which is denominated in U.S. dollars. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 30, 2013, our borrowing availability would have increased or decreased, respectively, by approximately $0.7 million. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically diamonds, platinum, gold and silver. We monitor prices and may decide, if appropriate, to utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold prices. If we utilize derivative financial instruments, we would be exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of gold which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. No hedging contracts existed as of March 30, 2013. Our retail sales and gross margin could also be materially impacted if prices of diamonds, platinum, gold or silver rise so significantly that our consumers’ behavior changes or if price increases cannot be passed onto our customers.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 30, 2013, our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), were effective.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of March 30, 2013, our internal control over financial reporting was effective.

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

We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer, and Controller. Our code of ethics is available on our website at www.birksandmayors.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

During fiscal 2013 and fiscal 2012, we retained KPMG LLP, our independent auditors, to provide services in the following categories and amounts:

Audit Fees

The aggregate fees billed by KPMG LLP for professional services rendered for the audit and interim review of our financial statements was Cdn$345,000 ($339,700 in U.S. dollars) in fiscal 2013 and Cdn$405,000 ($398,779 in U.S. dollars) in fiscal 2012.

Audit Related Fees

During fiscal 2012, KPMG LLP provided Cdn$50,000 ($49,232 in U.S. dollars) of audit related services in connection with the executed stock rights offering. During fiscal 2013 KPMG LLP did not provide audit related services.

Tax Fees

During fiscal 2013 and fiscal 2012, KPMG LLP provided tax advisory services for a total amount of approximately Cdn$3,850 ($3,791 in U.S. dollars) and Cdn$34,700 ($34,167 in U.S. dollars), respectively.

All Other Fees

During fiscal 2013 and fiscal 2012, KPMG LLP did not provide other services.

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

We did not, nor did any affiliated purchaser, purchase any of our equity securities during fiscal 2013.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 19.	Exhibits

The following exhibits are part of this Annual Report on Form 20-F.

Exhibit Number	Description of Document
1.1	Restated Articles of Incorporation, as amended, of Birks & Mayors Inc., effective as of November 14, 2005. Incorporated by reference from Exhibit 3.2 of the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

1.2	By-laws of Birks & Mayors Inc., as amended, effective as of November 14, 2005. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 3, 2012.

2.1	Form of Birks Class A voting share certificate. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2	Form of Directors and Officers Indemnity Agreement. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.3	Henry Birks & Sons Inc. Employee Stock Option Agreement, dated as of May 1, 1997, amended as of June 20, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.4	Henry Birks & Sons Inc., Form of Amended Stock Option Agreement under the 1997 Stock Option Plan. Incorporated by reference from Birks & Mayors Inc.’s Schedule TO-1 filed with the SEC on March 18, 2010.

4.5	Lease Agreement between Birks and Anglo Canadian Investments SA, dated as of December 12, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.6	Lease Agreement between Mayors and Westpoint Business Park, Ltd dated September 13, 2004. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.7	Diamond Supply Agreement between Prime Investments S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.8	Conditional Sale Agreement between Rosy Blue N.V. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.9	Conditional Sale Agreement between Rosy Blue Inc. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.10	Conditional Sale Agreement between Rosy Blue Sales Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.11	Conditional Sale Agreement between Rosy Blue Hong Kong Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.12	Conditional Sale Agreement between Rosy Blue Finance S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.13	Registration Rights Agreement between Birks and Prime Investments S.A., dated as of February 4, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.14	Employment Agreement between Mr. Thomas A. Andruskevich and Mayors effective April 1, 2008. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on June 30, 2008.

4.15	Employment Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors on April 1, 2008. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on June 30, 2008.

4.16	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors dated March 16, 2010. Incorporated by reference from Birks & Mayors Form 6-K filed with the SEC on March 17, 2010.

4.17	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors dated March 16, 2010. Incorporated by reference from Birks & Mayors Form 6-K filed with the SEC on March 17, 2010.

4.18	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors dated June 30, 2010. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 12, 2010.

4.19	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Mayors dated June 30, 2010. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 12, 2010.

4.20	Addendum to Employment Agreement between Birks & Mayors Inc. and Thomas Andruskevich, dated April 21, 2011. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.21	Addendum to Employment Agreement between Mayor’s Jewelers, Inc. and Thomas A. Andruskevich, dated April 21, 2011. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.22	Employment Agreement between Michael Rabinovitch and Mayors, dated as of August 1, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.23	Form of Senior Management Long-Term Cash Incentive Plan. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.24	Employment Agreement between Miranda Melfi and Birks & Mayors dated February 24, 2006. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.25	Amended and Restated Management Consulting Services Agreement between Birks & Mayors Inc. and Montrovest B.V., dated as of June 8, 2011. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.26	Mayor’s Jewelers, Inc., (f/k/a Jan Bell Marketing, Inc.) 1991 Stock Option Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed with the SEC on April 26, 2006.

4.27	Mayor’s Jewelers, Inc., Form of Amended Stock Option Agreement under the 1991 Stock Option Plan. Incorporated by reference from Birks & Mayors Inc.’s Schedule TO-1 filed with the SEC on March 18, 2010.

4.28	Mayor’s Jewelers, Inc., 2004 Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.’s Registration Statement on Form S-8 filed with the SEC on April 26, 2006.

4.29	Birks & Mayors Inc. 2006 Employee Stock Purchase Plan. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.30	Birks & Mayors Inc. Long-Term Incentive Plan. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.31	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Peter O’Brien. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.32	Stock Option Agreement dated on or about April 23, 2004 between Birks & Mayors Inc. and Dr. Lorenzo Rossi di Montelera. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.33	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Carlo Coda-Nunziante. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.34	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Joseph A. Keifer. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.35	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Marco Pasteris. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.36	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.37	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.38	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks & Mayors Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.39	Form of Stock Appreciation Rights Agreement. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.40	Stock Appreciation Rights Agreement between Mr. Thomas A. Andruskevich and Mayor’s Jewelers, Inc. dated August 9, 2005. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 12, 2010.

4.41	Amendment to Stock Appreciation Rights Agreement between Mr. Thomas A. Andruskevich and Birks & Mayors dated March 16, 2010. Incorporated by reference from Birks & Mayors Form 6-K filed with the SEC on March 17, 2010.

4.42	Amendment to Stock Appreciation Rights Agreement between Michael Rabinovitch and Birks & Mayors dated March 16, 2010. Incorporated by reference from Birks & Mayors Form 6-K filed with the SEC on March 17, 2010.

4.43	Loan Agreement between Birks & Mayors Inc. and Investissement Québec, dated January 26, 2009. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

4.44	Loan Agreement between Birks & Mayors Inc. and Investissement Québec, dated February 20, 2009. Incorporated by reference from the Birks & Mayors Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

4.45	Amended and Restated Cash Advance Agreement between Birks & Mayors Inc. and Montrovest B.V., dated June 8, 2011. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.46	Amended and Restated Cash Advance Agreement between Birks & Mayors Inc. and Montrovest B.V., dated June 8, 2011. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.47	Distribution Agreement between Birks & Mayors Inc., Mayors Jewelers, Inc. and Damiani International B.V., dated as of September 26, 2009. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 12, 2010.+

4.48	Employment Agreement between Birks & Mayors Inc. and Deborah Nicodemus, dated February 22, 2011. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.49	Second Amended and Restated Revolving Credit and Security Agreement, among Birks & Mayors Inc., Mayor’s Jewelers, Inc. Certain Financial Institutions, as Lenders, Bank of America, N.A., as Administrative Agent, Bank of America, N.A. (acting through its Canada branch) as Canadian Agent, Bank of America, N.A. and Wells Fargo Bank, National Association, as Co-Collateral Agents with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Capital Finance, LLC, as Co-Lead Arrangers and Co-Book Managers, dated as of June 8, 2011. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.50	Amended and Restated Term Loan and Security Agreement, among Birks & Mayors Inc., Certain Financial Institutions, as Lenders, GB Merchant Partners, LLC, as Administrative Agent and Co-Collateral Agent and Wells Fargo Credit, Inc., as Co-Collateral Agent and as Documentation Agent, dated as of June 8, 2011. Incorporated by reference from the Birks & Mayors Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.51	Letter Agreement between Mayor’s Jewelers and Thomas A. Andruskevich, dated November 14, 2005. Incorporated by reference from the Birks & Mayors Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.52	Letter Agreement between Mayor’s Jewelers and Filippo Recami, dated November 14, 2005. Incorporated by reference from the Birks & Mayors Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.53	Letter Agreement between Mayor’s Jewelers and Joseph Keifer, dated November 14, 2005. Incorporated by reference from the Birks & Mayors Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.54	Letter Agreement between Mayor’s Jewelers and Marco Pasteris, dated November 14, 2005. Incorporated by reference from the Birks & Mayors Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.55	Letter Agreement between Mayor’s Jewelers and Carlo Coda-Nuziante, dated November 14, 2005. Incorporated by reference from the Birks & Mayors Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.56	Employment Agreement between Birks & Mayors Inc. and Jean-Christophe Bédos, dated January 4, 2012. Incorporated by reference from the Birks & Mayors Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.57	Canadian Offering Memorandum, dated as of April 27, 2012. Incorporated by reference from the Birks & Mayors Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.58	Form of Subscription Rights Certificate. Incorporated by reference from the Birks & Mayors Registration Statement on Form F-1 filed with the SEC on May 24, 2012.

8.1*	Subsidiaries of Birks & Mayors Inc.

12.1*	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP.

101.INS**	XBRL Instance Document*

101.SCH**	XBRL Taxonomy Extension Schema Document*

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed herewith.
+	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not otherwise subject to liability under these Sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BIRKS & MAYORS INC.

Date: July 3, 2013	/s/ Michael Rabinovitch
Michael Rabinovitch,
Executive Vice President and Chief Financial Officer

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Birks & Mayors Inc.

We have audited the accompanying consolidated balance sheets of Birks & Mayors Inc. as of March 30, 2013 and March 31, 2012 and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the years ended March 30, 2013, March 31, 2012 and March 26, 2011. These consolidated financial statements are the responsibility of Birks & Mayors Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Birks & Mayors Inc. as of March 30, 2013 and March 31, 2012 and its consolidated results of operations and its consolidated cash flows for each of the years ended March 30, 2013, March 31, 2012 and March 26, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP*

July 3, 2013

Montréal, Canada

* CPA auditor, CA, public accountancy permit No. A104329	KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

BIRKS & MAYORS INC.

Consolidated Balance Sheets

	As of
	March 30, 2013	March 31, 2012
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$3,826	$3,127
Accounts receivable	6,639	7,100
Inventories	137,011	143,475
Prepaids and other current assets	2,592	2,357

Total current assets	150,068	156,059
Property and equipment	27,326	25,796
Intangible assets	955	973
Other assets	1,603	2,339

Total non-current assets	29,884	29,108

Total assets	$179,952	$185,167

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$67,307	$61,557
Accounts payable	42,210	44,593
Accrued liabilities	9,193	12,991
Current portion of long-term debt	3,795	5,567

Total current liabilities	122,505	124,708
Long-term debt	38,100	45,398
Other long-term liabilities	2,996	3,433

Total long-term liabilities	41,096	48,831
Commitments and Contingencies
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 7,115,641 and 3,673,615, respectively	25,876	22,283
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	15,949	15,831
Accumulated deficit	(69,854)	(71,367)
Accumulated other comprehensive income	5,767	6,268

Total stockholders’ equity	16,351	11,628

Total liabilities and stockholders’ equity	$179,952	$185,167

See accompanying notes to consolidated financial statements

On behalf of the Board of Directors:

/s/ Jean-Christophe Bédos	/s/ Louis L. Roquet
Jean-Christophe Bédos, Director	Louis L. Roquet, Director

BIRKS & MAYORS INC.

Consolidated Statements of Operations

	Fiscal Year Ended
	March 30, 2013	March 31, 2012	March 26, 2011
	(In thousands, except per share amounts)
Net sales	$292,759	$302,317	$270,948
Cost of sales	166,585	169,087	154,640

Gross profit	126,174	133,230	116,308
Selling, general and administrative expenses	110,806	118,075	107,444
Depreciation and amortization	4,563	4,713	5,267

Total operating expenses	115,369	122,788	112,711

Operating income	10,805	10,442	3,597
Interest and other financing costs	9,272	10,200	11,319

Income (loss) before income taxes	1,533	242	(7,722)
Income tax expense	20	23	24

Net income (loss)	$1,513	$219	$(7,746)

Weighted average common shares outstanding:
Basic	13,538	11,392	11,390
Diluted	13,544	11,438	11,390
Net income (loss) per share:
Basic	$0.11	$0.02	$(0.68)
Diluted	$0.11	$0.02	$(0.68)

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC.

Consolidated Statements of Comprehensive Income (Loss)

	Fiscal Year Ended
	March 30, 2013	March 31, 2012	March 26, 2011
	(In thousands, except per share amounts)
Net income (loss)	$1,513	$219	$(7,746)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(501)	(11)	675

Total comprehensive income (loss)	$1,012	$208	$(7,071)

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC.

Consolidated Statements of Stockholders’ Equity

(In thousands of dollars)

	Voting common stock outstanding	Voting common stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total
Balance at March 27, 2010	11,390,377	$60,895	$15,728	$(63,840)	$5,604	$18,387

Net loss	—	—	—	(7,746)	—	(7,746)
Cumulative translation adjustment	—	—	—	—	675	675

Total comprehensive loss	—	—	—	—	—	(7,071)
Compensation expense resulting from stock options granted to Management	—	—	19	—	—	19
Exercise of stock options	128	—	—	—	—	—
Compensation expense resulting from amendment of previously granted stock options to employees	—	—	5	—	—	5

Balance at March 26, 2011	11,390,505	$60,895	$15,752	$(71,586)	$6,279	$11,340
Net income	—	—	—	219	—	219
Cumulative translation adjustment	—	—	—	—	(11)	(11)

Total comprehensive income	—	—	—	—	—	208
Compensation expense resulting from stock options granted to Management	—	—	79	—	—	79
Exercise of stock options	1,080	1	—	—	—	1

Balance at March 31, 2012	11,391,585	$60,896	$15,831	$(71,367)	$6,268	$11,628
Net income	—	—	—	1,513	—	1,513
Cumulative translation adjustment	—	—	—	—	(501)	(501)

Total comprehensive income	—	—	—	—	—	1,012
Compensation expense resulting from stock options granted to Management	—	—	118	—	—	118
Issuance of Class A shares for stock rights offering, net of taxes of $0	3,442,026	3,593	—	—	—	3,593

Balance at March 30, 2013	14,833,611	$64,489	$15,949	$(69,854)	$5,767	$16,351

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 30, 2013	March 31, 2012	March 26, 2011
	(In thousands)
Cash flows from operating activities:
Net income (loss)	$1,513	$219	$(7,746)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,771	4,992	5,788
Amortization of debt costs	706	830	1,614
Other operating activities, net	93	195	(238)
Decrease (increase) in:
Accounts receivable	401	940	1,563
Inventories	5,225	(3,357)	5,457
Prepaids and other current assets	(300)	41	(46)
(Decrease) increase in:
Accounts payable	(2,212)	(3,435)	3,277
Accrued liabilities and other long-term liabilities	(4,021)	4,158	645

Net cash provided by operating activities	6,176	4,583	10,314

Cash flows (used in) from investing activities:
Additions to property and equipment	(6,254)	(4,511)	(2,567)
Proceeds from sale of assets held for sale	60	—	975
Other investing activities, net	(84)	(61)	(27)

Net cash used in investing activities	(6,278)	(4,572)	(1,619)

Cash flows (used in) from financing activities:
Increase (decrease) in bank indebtedness	6,159	638	(3,380)
Repayment of obligations under capital leases	(2,406)	(1,937)	(2,743)
Proceeds from stock rights offering, net of costs	3,593	—	—
Payment of loan origination fees and costs	—	(1,907)	—
Repayment of long-term debt	(6,481)	(2,429)	(2,707)
Increase in long-term debt	—	5,502	—
Other financing activities	(27)	(61)	(29)

Net cash provided by (used in) financing activities	838	(194)	(8,859)
Effect of exchange rate on cash	(37)	(32)	103

Net increase (decrease) in cash and cash equivalents	699	(215)	(61)
Cash and cash equivalents, beginning of year	3,127	3,342	3,403

Cash and cash equivalents, end of year	$3,826	$3,127	$3,342

Supplemental disclosure of cash flow information:
Interest paid	$8,261	$9,066	$9,866
Non-cash transactions:
Property and equipment additions acquired through capital leases	$160	$81	$322
Property and equipment additions included in accounts payable and accrued liabilities	$732	$558	$341

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

Birks & Mayors Inc. (“Birks & Mayors” or “Birks” or “the Company”) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the design, manufacture and retail sale of luxury jewelry, timepieces and giftware. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal years ended March 30, 2013 and March 26, 2011 include 52 weeks and the fiscal year ended March 31, 2012 includes 53 weeks.

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

Future operations

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependent upon its ability to maintain positive excess availability under its senior secured revolving credit facilities as described in note 6.

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for the next twelve months. This determination, however, could be impacted by future economic, financial, competitive, legislative and regulatory factors, as well as other future events that are beyond the Company’s control. If any of the factors or events described previously result in operating performance being significantly lower than currently forecasted or if the Company’s senior lenders impose additional restrictions on its ability to borrow on the Company’s collateral or if the Company does not maintain positive excess availability under its senior secured revolving credit facilities, there could be significant uncertainty about the Company’s ability to continue as a going-concern, and its capacity to realize the carrying value of its assets and repay its existing and future obligations as they generally become due without obtaining additional financing which may not be available. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

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

Cost of sales includes direct inbound freight and duties, direct labor related to repair services, design and creative, the jewelry studio, inventory shrink, inventory thefts, and boxes (jewelry, watch and giftware). Indirect freight including inter-store transfers, purchasing and receiving costs, distribution costs and warehousing costs are included in selling, general and administrative expenses. Purchase discounts are recorded as a reduction of inventory cost and are recorded to cost of sales as the items are sold. Mark down dollars received from vendors are recorded as a reduction of inventory costs to the specific items to which they apply and are recognized in cost of sales once the items are sold. Other vendor allowances, primarily related to the achievement of certain milestones, are infrequent and insignificant and are recognized upon achievement of the specified milestone in cost of sales. Included in cost of sales is depreciation related to manufacturing machinery, equipment and facilities of $208,000, $279,000 and $521,000 for the years ended March 30, 2013, March 31, 2012 and March 26, 2011, respectively.

(c)	Cash and cash equivalents:

The Company considers all highly liquid investments purchased with original maturities of three months or less. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $1.9 million at March 30, 2013 and March 31, 2012.

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

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

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

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

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

Trademarks and tradenames are amortized using the straight-line method over a period of 15 to 20 years. The Company had $1.7 million and $1.6 million of intangible assets at March 30, 2013 and March 31, 2012, respectively. The Company had $0.7 million and $0.6 million of accumulated amortization of intangibles at March 30, 2013 and March 31, 2012, respectively.

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

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date. Other balance sheet items denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Gains (losses) on foreign exchange of $0.1 million, ($0.3) million and $0.4 million were recorded in cost of goods sold for the years ended March 30, 2013, March 31, 2012 and March 26, 2011, respectively and ($174,000), ($113,000) and $12,000 of (losses) gains on foreign exchange were recorded in interest and other financial costs related to U.S. dollar denominated debt of the Company’s Canadian operations for the years ended March 30, 2013, March 31, 2012 and March 26, 2011, respectively.

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

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

(l)	Impairment of long-lived assets:

The Company periodically reviews the estimated useful lives of its depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition is less than its carrying value. Measurement of an impairment loss for such long-lived assets would be based on the difference between the carrying value and the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. No impairment charge was required in fiscal 2013, 2012 and 2011.

(m)	Advertising and marketing costs:

Advertising and marketing costs are generally charged to expense as incurred and are included in selling, general and administrative expenses in the consolidated statements of operations. However, certain expenses such as those related to catalogs are expensed at the time such catalogs are shipped to recipients. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses, and amounted to $2.9 million for each of the years ended March 30, 2013, March 31, 2012 and March 26, 2011. Advertising and marketing expense, net of vendor cooperative advertising allowances, amounted to $10.8 million, $9.9 million and $8.0 million in the years ended March 30, 2013, March 31, 2012 and March 26, 2011, respectively.

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

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

(p)	Earnings per common share:

Basic earnings per share (“EPS”) is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the dilutive effect of the assumed exercise of stock options, warrants and equity settled stock appreciation rights.

The following table sets forth the computation of basic and diluted earnings per common share for the years ended March 30, 2013, March 31, 2012 and March 26, 2011:

	Fiscal Year Ended
	March 30, 2013	March 31, 2012	March 26, 2011
	(In thousands, except per share data)
Basic income (loss) per common share computation:
Numerator:
Net income (loss)	$1,513	$219	$(7,746)
Denominator:
Weighted-average common shares outstanding	13,538	11,392	11,390
Income (loss) per common share	$0.11	$0.02	$(0.68)
Diluted income (loss) per common share computation:
Numerator:
Net income (loss)	$1,513	$219	$(7,746)
Denominator:
Weighted-average common shares outstanding	13,538	11,392	11,390
Dilutive effect of stock options, warrants and stock appreciation rights (SARs)	6	46	—

Weighted-average common shares outstanding – diluted	13,544	11,438	11,390
Diluted income (loss) per common share	$0.11	$0.02	$(0.68)

For the year ended March 30, 2013, the effect from the assumed exercise of 232,821 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants were excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended March 31, 2012, the effect from the assumed exercise of 230,694 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants were excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended March 26, 2011, the effect from the assumed exercise of 547,326 Class A voting shares underlying outstanding stock options, 382,693 Class A voting shares underlying outstanding warrants, and 21,737 Class A voting shares underlying outstanding stock appreciation rights were excluded from the computation of diluted earnings per share due to their antidilutive effect.

(q)	Commodity and currency risk:

The Company has exposure to market risk related to gold, silver, platinum and diamond purchases and foreign exchange risk. The Company may periodically enter into gold futures contracts to economically hedge a portion of these risks. During the years ended and as of March 30, 2013 and March 31, 2012, there were no such contracts outstanding.

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

(r)	The Financial Accounting Standards Board (“FASB’) issued Accounting Standards Update (“ASU”) 2011-05, “Comprehensive Income (Topic 220) – Presentation of Comprehensive Income” (ASU 2011-05). ASU 2011-05 eliminates the option to present components of other comprehensive income (“OCI”) as part of the statement of changes in stockholders’ equity. The amendments in this standard require that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company adopted this guidance effective for the fiscal year ended March 30, 2013, and applied the recommendation retrospectively for fiscal years ended March 31, 2012, and March 26, 2011. These standards do not affect the calculation or reporting of earnings per share.

3.	Accounts receivable:

Accounts receivable at March 30, 2013 and March 31, 2012 consist of the following:

	As of
	March 30, 2013	March 31, 2012
	(In thousands)
Customer trade receivables	$4,884	$5,135
Other receivables	1,755	1,965

	$6,639	$7,100

Included in customer trade receivables as of March 30, 2013 and March 31, 2012, was $0.3 million and $0.2 million, respectively, of net trade receivables on nonaccrual status.

Continuity of the allowance for doubtful accounts is as follows (in thousands):

Balance March 27, 2010	$2,518
Additional provision recorded	247
Net write-offs	(283)

Balance March 26, 2011	2,482
Additional provision recorded	231
Net write-offs	(248)

Balance March 31, 2012	2,465
Reduction in provision recorded	(23)
Net write-offs	(333)

Balance March 30, 2013	$2,109

Certain sales plans relating to customers’ use of Mayors credit cards provide for revolving lines of credit and/or installment plans under which the payment terms exceed one year. These receivables, amounting to approximately $2.9 million and $3.7 million at March 30, 2013 and March 31, 2012, respectively, are included in accounts receivable in the accompanying consolidated balance sheets.

4.	Inventories:

Inventories are summarized as follows:

	As of
	March 30, 2013	March 31, 2012
	(In thousands)
Raw materials	$3,609	$5,134
Work in progress	426	1,233
Retail inventories and manufactured finished goods	132,976	137,108

	$137,011	$143,475

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

Continuity of the obsolescence reserve for inventory is as follows (in thousands):

Balance March 27, 2010	$4,890
Additional charges	1,535
Deductions	(1,339)

Balance March 26, 2011	5,086
Additional charges	2,462
Deductions	(2,868)

Balance March 31, 2012	4,680
Additional charges	1,327
Deductions	(2,408)

Balance March 30, 2013	$3,599

5.	Property and equipment:

The components of property and equipment are as follows:

	As of
	March 30, 2013	March 31, 2012
	(In thousands)
Land	$6,414	$6,520
Buildings	9,444	9,478
Leasehold improvements	44,770	46,944
Equipment and vehicles	2,193	2,360
Molds	1,238	1,254
Furniture and fixtures	9,599	9,983
Software and electronic equipment	20,260	19,476

	93,918	96,015
Accumulated depreciation	(66,592)	(70,219)

	$27,326	$25,796

Property and equipment, having a cost of $13.7 million and a net book value of $8.1 million at March 30, 2013, and a cost of $19.5 million and a net book value of $11.0 million at March 31, 2012, are under capital leasing arrangements.

6.	Bank indebtedness:

During fiscal 2012, the Company executed an amendment and extension of its $132 million senior secured revolving credit facility and $12.5 million senior secured term loan which were set to expire in December 2011. The $132 million senior secured revolving credit facility was amended and extended for a total of $115 million and bears interest at a floating rate of LIBOR plus 2.25% to LIBOR plus 3.0% (based on interest coverage and excess availability thresholds). Prior to the amendment, the $132 million senior secured revolving credit facility bore interest in the range of LIBOR plus 2.5% to LIBOR plus 3.0% (based on excess availability thresholds) for up to a $124 million tranche of the facility and in the range of LIBOR plus 4.5% to LIBOR plus 5.0% (based on excess availability thresholds) for an $8 million tranche of the facility. During fiscal 2012, in conjunction with the amendment and extension of the senior secured revolving credit facility, the Company’s $12.5 million senior secured term loan bearing interest at the greater of 16% per annum or one-month LIBOR plus 12% was also amended and extended for a total of $18 million and is subordinated in lien priority to the senior secured revolving credit facility and bearing interest at a rate of the greater of 11% per annum or one-month LIBOR based rate plus 8%. In August 2012, the Company renegotiated the interest rate charged on its $18 million senior secured term loan reducing the interest rate to the greater of 9.5% per annum or one-month LIBOR plus 6.5%. These two credit facilities have a four-year term expiring in June 2015 and will be used to

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011 finance working capital, capital expenditures and provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The amended senior secured credit facilities provide that no financial covenants, other than the Company’s limitations on paying dividends, are required to be met other than maintaining positive excess availability at all times.

As of March 30, 2013 and March 31, 2012, bank indebtedness consisted solely of the Company’s senior secured revolving credit facility which had an outstanding balance of $67.3 million and $61.6 million, respectively. The senior secured revolving credit facility is collateralized by substantially all of the Company’s assets. The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its senior credit facilities. Under the terms of the amended and restated facilities, both the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that the Company maintain adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral.

There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility administrative agent may impose at its reasonable discretion. However, the Company’s senior secured term loan administrative agent’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the term loan borrowing capacity. No discretionary reserves were imposed during fiscal 2013, 2012 and 2011.

While the Company’s senior secured revolving credit facility lenders or their administrative agent have not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased. Another factor impacting the Company’s excess availability includes, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. Furthermore, a $12.5 million and a $5.0 million seasonal availability block is imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both the Company’s senior secured revolving credit facility and the senior secured term loan are subject to cross default provisions with all other loans by which if the Company is in default with any other loan, the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan. As of March 30, 2013, a 100 basis point strengthening or weakening of the Canadian versus the U.S. dollar would cause an approximate $369,000 increase or decrease in the amount of excess availability. The Company’s excess availability was $16.4 million as of March 30, 2013.

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

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

The information concerning the Company’s senior secured credit facility is as follows:

	Fiscal Year Ended
	March 30, 2013	March 31, 2012
	(In thousands)
Maximum borrowing outstanding during the year	$100,548	$88,143
Average outstanding balance during the year	$78,371	$71,045
Weighted average interest rate for the year	3.6%	3.6%
Effective interest rate at year-end	3.6%	3.6%

As security for the bank indebtedness, the Company has provided some of its lenders the following: (i) general assignment of all accounts receivable, other receivables and trademarks; (ii) general security agreements on all of the Company’s assets; (iii) insurance on physical assets in a minimum amount equivalent to the indebtedness, assigned to the lenders; (iv) a mortgage on moveable property (general) under the Civil Code (Québec) of $246,160,000 (Cdn$250,000,000); (v) lien on machinery, equipment and molds and dies; and (vi) a pledge of trademarks and stock of the Company’s subsidiaries.

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

7.	Long-term debt:

(a)	Long-term debt consists of the following:

	As of
	March 30, 2013	March 31, 2012
	(In thousands)
Senior secured term loans that are subordinated in lien priority to the Company’s senior secured revolving credit facility and bear interest at an annual rate of the greater of 9.5% per annum or one-month LIBOR based rate plus 6.5% with a four-year term expiring in June 2015.	$18,000	$18,000
Obligation under capital lease on land and building, pursuant to a sale-leaseback transaction. The term loan is being amortized using an implicit annual interest rate of 10.74% over the term of the lease of 20 years with a balloon payment related to the land component and is repayable in monthly installments of approximately $165,185 (Cdn$167,762). The balance at March 30, 2013 and March 31, 2012 was Cdn$13,981,000 and Cdn$14,333,000, respectively.	13,767	14,346
Term loan from Investissement Québec, bearing interest at an annual rate of prime plus 5.5%, repayable beginning in April 2012 in 48 equal monthly capital repayments of $205,133 (Cdn$208,333), secured by the assets of the Company. The balance at March 30, 2013 and March 31, 2012 was Cdn$7,708,000 and Cdn$10,000,000, respectively.	7,590	10,009
Obligations under capital leases, at annual interest rates between 6% and 10%, secured by leasehold improvements, furniture, and equipment, maturing at various dates to April 2018.	388	2,289
Cash advance provided by the Company’s controlling shareholder bearing interest at an annual rate of 11%, net of withholding taxes (Note 14(c))	1,500	5,000
Term loan from Investissement Québec, bearing interest at an annual rate of prime plus 3.5%, repayable beginning in May 2009 in 20 monthly capital repayments of $34,462 (Cdn$35,000) and thereafter 40 monthly payments of $54,155 (Cdn$55,000), secured by the assets of the Company and subject to certain financial covenants. The balance at March 30, 2013 and March 31, 2012 was Cdn$660,000 and Cdn$1,320,000, respectively. (b)	650	1,321

	41,895	50,965
Current portion of long-term debt	3,795	5,567

	$38,100	$45,398

(b)	The Company must comply with certain financial covenants associated with one of its terms loans with Investissement Quebec reflected in the preceding table. As of March 30, 2013, the Company was in compliance with these financial covenants.

(c)	Future minimum lease payments for capital leases required in the following five years and thereafter are as follows (in thousands):

Year ending March:
2014	$2,160
2015	2,127
2016	2,093
2017	2,217
2018	2,190
Thereafter	12,410

23,197
Less imputed interest	9,042

$14,155

(d)	Principal payments on long-term debt required in the following five years and thereafter, including obligations under capital leases, are as follows (in thousands):

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

Year ending March:
2014	$3,795
2015	3,182
2016	21,224
2017	1,183
2018	1,059
Thereafter	11,452

$41,895

(e)	As of March 30, 2013 and March 31, 2012, the Company had $1.7 million and $1.8 million, respectively, of outstanding letters of credit which were provided to certain lenders.

(f)	In December 2000, the Company entered into a capital lease agreement for the Company’s Montreal head office and store pursuant to which the Company leases the building, including the Montreal flagship store, for a term of 20 years ending December 11, 2020. The net annual rental rate was Cdn $1,830,125 (approximately $1.8 million U.S. dollars) for the period that ended on December 11, 2012, and increases on a compounded basis by 10% on each third annual anniversary date thereafter (except for the last two years when no increase will take place). The current net annual rental rate is Cdn$2,013,138 (approximately $2.0 million U.S. dollars). The lease is an absolute triple net lease to the landlord, and the Company is responsible for any and all additional expenses, including, without limitation, taxes and structural expenses. Subject to specific term and conditions, the Company has four options to renew and extend the term of the lease for four further terms of five years each, except for the last option which is five years less eleven days, terminating on November 30, 2040. Subject to specific terms and conditions, the Company also has two options to purchase the premises, which may be exercised no later than six months prior to the end of the fifteenth year of the term of the lease and the end of the twentieth year of the term of the lease, respectively.

8.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:

(i)	The Company can issue stock options and SARs to executive management, key employees and directors under a stock-based compensation plan.

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

As of March 30, 2013, there were 72,320 cash-based stock appreciation rights that were granted under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $2.53. As of March 30, 2013, there were stock options to purchase 360,000 Class A voting shares outstanding under the Long-Term Incentive Plan. During fiscal

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

2013 and 2012, stock options to purchase 130,000 shares and 175,000 shares, respectively, of the Company’s Class A voting shares were issued with a three year vesting period, with an average exercise price of $0.89 and $1.07, respectively, and an expiration date of 10 years after the grant date. The weighted-average grant-date fair value of the options granted during fiscal 2013 and 2012 was $0.79 and $1.02, respectively. The fair value of the newly issued options in fiscal 2013 and 2012 was calculated as of the date of their grant, using the Black-Scholes option pricing model with the following weighted-average assumptions: Dividend yield – 0%; Expected volatility – 95.1% for options issued in fiscal 2013 and 97.8% for options issued in fiscal 2012; Risk-free interest rate – 1.59% for options issued in fiscal 2013 and 2.19% for options issued in fiscal 2012; and expected term in years – 10 years. The intrinsic value of the outstanding options as of March 30, 2013 was zero as the exercise price for all options outstanding were equal to or greater than the Company’s stock price on March 30, 2013. The unrecognized compensation related to the non-vested portion of stock options granted as of March 30, 2013 was $127,000. Total compensation cost for options recognized in earnings was $118,000, $79,000 and $19,000 during fiscal 2013, 2012 and 2011, respectively.

The Company has outstanding employee stock options issued under the Birks Employee Stock Option Plan (the “Birks ESOP”). Effective November 15, 2005, no awards are permitted to be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms. In March 2010, the Company offered employees who held options under this plan the right to amend their current options. The amended options terms would be consistent with the original grant except that the new options would have a lower exercise price, be exercisable for a lesser number of the Company’s Class A voting shares, have a new ten-year term and be subject to different terms in the event of a change in control or if the Company had a going-private transaction. The amended options have an exercise price of $1.05 per share. As of March 30, 2013, March 31, 2012 and March 26, 2011, there were 6,674, 8,174 and 10,142 Class A voting shares underlying options granted under the Birks ESOP, respectively.

No compensation expense was required to be recorded related to the amended option transaction and no compensation expense was required to be recorded for the outstanding option under this plan for the years ended March 30, 2013, March 31, 2012 and March 26, 2011.

(ii)	As of March 30, 2013, the Company had outstanding 15,000 options granted to current and former members of its Board of Directors to acquire Class A voting shares of the Company for a purchase price of Cdn$7.73 ($7.61 in U.S. dollars) exercisable at any time until April 23, 2014. In addition, there are 242,944 options to purchase Class A voting shares at an exercise price of $1.00 per share held by the Company’s former Chief Executive Officer which expire on March 31, 2014. No compensation expense was recorded during the years ended March 30, 2013, March 31, 2012 and March 26, 2011.

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

The following is a summary of the activity of Birks’ stock option plans and arrangements. The weighted average exercise price for Canadian priced options in the summary below have been converted to U.S. dollars using the exchange rate for Canadian and U.S. dollars as of March 30, 2013:

	Options	Weighted average exercise price
Outstanding March 27, 2010	307,761	$2.37
Granted	64,470	1.22
Cancelled	(47,353)	7.35
Forfeited	(1,664)	5.50
Exercised	(128)	1.05

Outstanding March 26, 2011	323,086	1.39
Granted	175,000	1.07
Exercised	(1,080)	1.05
Cancelled	(888)	7.07

Outstanding March 31, 2012	496,118	1.26
Granted	130,000	0.89
Cancelled	(1,500)	3.28

Outstanding March 30, 2013	624,618	$1.18

A summary of the status of Birks’ stock options at March 30, 2013 is presented below:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.89-1.00	372,944	4.0	$0.96	242,944	$1.00
$1.01-1.05	156,674	8.7	1.04	56,674	1.04
$1.25-1.26	80,000	7.7	1.25	45,000	1.25
$7.73	15,000	1.1	7.73	15,000	7.73

	624,618	5.6	$1.18	359,618	$1.32

(iii)	Under plans approved by the former Board of Directors of Mayors, the Company has outstanding stock options and SARs issued to employees and members of the Company’s Board of Directors. No further awards will be granted under these plans. As of March 31, 2013, there are 9,081 options outstanding with a weighted average remaining estimated life of 1.8 years. Compensation expense of $5,000 was recorded during the year ended March 26, 2011 related to the stock option amendments. No compensation expense was required to be recorded related to the options outstanding under this program for the years ended March 30, 2013 and March 31, 2012, respectively.

The following is a summary of the activity of Mayors stock option plans:

	Options	Weighted average exercise price
Outstanding March 27, 2010	269,265	$11.55
Forfeited/cancelled	(47,632)	30.51
Granted	2,607	1.05

Outstanding March 26, 2011	224,240	7.40
Forfeited/cancelled	(6,494)	52.33

Outstanding March 31, 2012	217,746	6.06
Expired	(208,665)	6.01

Outstanding March 30, 2013	9,081	$7.18

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

A summary of the status of the option plans at March 30, 2013 is presented below:

Exercise price		Options outstanding and exercisable
	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price
$ 1.05	1,260	7.0	$1.05
$ 6.00 – 9.00	7,821	1.0	8.16

	9,081	1.8	$7.18

The Company also has outstanding SARs previously issued under the Mayors plan to members of senior management. As of March 30, 2013, there were 21,737 SARs outstanding having a weighted-average remaining contractual life of these awards was 2.2 years with an aggregate intrinsic value of $0. No compensation expense was recorded in fiscal 2013, 2012 and 2011 related to these SARS issued under this plan.

(iv)	The Company issues new shares to satisfy share-based awards and exercise of stock options. During fiscal 2013, 2012 and 2011, respectively, no cash was used to settle equity instruments granted under share-based payment arrangements and as of March 30, 2013, all of the Company’s stock options were out-of-the-money.

(b)	As of March 30, 2013, the Company had outstanding warrants exercisable into 382,693 shares of the Company’s Class A voting shares. These warrants have a weighted average exercise price of $3.42 per share and expire on August 20, 2022. As of November 1, 2005, these awards were fully-vested and no additional compensation expense will be recognized.

(c)	In connection with its term loan agreement executed in 2003 with Investissement Québec, the lender was entitled to 99,428 options to purchase Class A voting shares at $4.62 (Cdn$4.52) per share. These options expired during fiscal 2011. During fiscal 2011, the Company recorded $17,000 reduction in selling and general administrative expense related to these options.

(d)	Employee stock purchase plan:

The Company has an Employee Stock Purchase Plan (“ESPP”) that permits eligible employees, which does not include executives of the Company, to purchase the Company’s Class A voting stock at 85% of the Class A voting shares fair market value through regular payroll deductions. A total of 100,000 shares of the Company’s Class A voting shares are reserved for issuance under the ESPP. As of March 30, 2013, 99,995 Class A voting shares were outstanding under the ESPP and no additional shares will be issued under this plan.

No shares were issued under the ESPP in fiscal 2013, 2012 and 2011.

(e)	Profit sharing plan:

Mayors has a 401(k) Profit Sharing Plan & Trust (the “Plan”), which permits eligible employees to make contributions to the Plan on a pretax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Mayors historically made cash contributions of 25% of the employee’s pretax contribution, up to 4% of Mayors employee’s compensation, in any calendar year. Effective January 1, 2009, the Company exercised its right to cancel all future matching contributions to the Plan and as such, no additional matching cash payments were made to the Plan during fiscal 2013, 2012 and 2011.

(f)	CEO and Senior Executive Long-Term Cash Incentive Plans:

During the year ended March 30, 2013, the Board of Directors approved the long-term cash incentive plans (“LTCIPs”) for the Chief Executive Officer and Senior Executive members. The intention of the LTCIPs are to reward the Chief Executive Officer and other members of senior management based on the performance of the

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

Company over three-year cycles, the first of which began with the fiscal 2013 through fiscal 2015 period. The approval of a new three-year cycle is at the discretion of the Board of Directors on recommendation of the compensation committee. The payouts under the LTCIPs will be based on the earnings before taxes (“EBT”) performance of the Company with the payout level earned during the three-year period either increasing or decreasing based on the Company’s EBT performance levels versus thresholds established in each of the three years of the three-year cycle and afterwards, if the LTCIPs are continued. The Company will pay out 1/3 of the LTCIPs value earned at the end of the first three year cycle and 1/3 of the LTCIPs value for every year thereafter, subject to the Chief Executive Officer and participating executives continued employment and subject to the payment not causing any default on the Company’s credit facilities. The LTCIPs payouts will continue to rise or fall based on the Company’s performance each year. The total LTCIPs pool is only created to compensate if EBT is above a certain growth rate and the payout is capped so that the total three-year costs of the programs combined does not exceed 10% of the Company’s total earnings before taxes for the three-year period.

Participation in the first three-year cycle has been limited to the Company’s Chief Executive Officer and its two Senior Executives. The target incentive compensation level for the fiscal 2013 to 2015 LTCIPs cycle is $2,067,000 with a total payout capped at 200 percent above this targeted incentive compensation level irrespective of the earnings before taxes generated above these levels by the Company.

During fiscal 2013, the Company did not meet the annual earnings before taxes threshold established by the plan and accordingly, no liability or expense related to this plan was recorded.

9.	Income taxes:

(a)	The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 30, 2013, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2008 through 2013 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company evaluates its deferred tax assets to determine if any adjustments to its valuation allowances are required. As part of this analysis, the Company could not reach the required conclusion that it would be able to more likely than not realize the value of both its U.S. and Canadian net deferred tax assets in the future. As a result, the Company has a non-cash valuation allowance of $56.6 million against the full value of the Company’s net deferred tax assets.

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

The significant items comprising the Company’s net deferred tax assets at March 30, 2013 and March 31, 2012 are as follows:

	Fiscal Year Ended
	March 30, 2013	March 31, 2012
	(In thousands)
Deferred tax assets:
Loss and tax credit carry forwards	$41,776	$41,018
Difference between book and tax basis of property and equipment	2,746	4,015
Interest expense limitations carry forward	6,292	5,127
Inventory allowances	759	834
Other reserves not currently deductible	874	1,080
Capital lease obligation	3,617	3,759
Expenses not currently deductible	439	1,276
Other	104	134

Net deferred tax asset before valuation allowance	56,607	57,243
Valuation allowance	(56,607)	(57,243)

Net deferred tax asset	$—	$—

The following table reconciles the unrecognized tax benefits at March 30, 2013 and March 31, 2012:

	Fiscal Year Ended
	March 30, 2013	March 31, 2012
	(In thousands)
Unrecognized tax benefits at the beginning of the year	$—	$—
Gross increase – tax position in current period	299	332
Applied against certain element of deferred tax assets	(299)	(332)

Unrecognized tax benefits at the end of the year	$—	$—

All unrecognized tax benefits would affect the effective tax rate if recognized.

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

The Company’s income tax expense (benefit) consists of the following components:

	Fiscal Year Ended
	March 30, 2013	March 31, 2012	March 26, 2011
	(In thousands)
Income tax expense (benefit):
Current	$299	$332	$444
Deferred	393	(820)	(4,789)
Valuation allowance	(672)	511	4,369

Income tax expense	$20	$23	$24

The Company’s current federal tax payable at March 30, 2013 was $5,800, and $25,000 for, March 31, 2012, and March 26, 2011.

The Company’s provision for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended
	March 30, 2013	March 31, 2012	March 26, 2011
Canadian statutory rate	26.2%	27.5%	29.3%
Rate differential for U.S. operations	(7.3)%	(139.1)%	13.9%
Adjustment to valuation allowance	21.0%	493.9%	(62.4)%
Utilization of unrecognized losses and other tax attributes	(45.3)%	(395.5)%	17.8%
Permanent differences and other	6.7%	22.7%	1.1%

Total	1.3%	9.5%	(0.3)%

(b)	At March 30, 2013, the Company had federal non-capital losses of Cdn$19.3 million and investment tax credits (“ITC’s”) in Canada of Cdn$260,000 which will expire between 2022 and 2032.

(c)	As of March 30, 2013, Mayors had federal and state net operating loss carry forwards in the U.S. of approximately $106.4 million and $97.6 million, respectively. Due to Section 382 limitations from the change in ownership for the year ended March 29, 2003, the utilization of approximately $35.3 million of the pre-acquisition net operating loss carry forwards is limited to approximately $953,000 on an annual basis through 2022. The federal net operating loss carry forwards expire beginning in fiscal 2020 through fiscal 2033 and the state net operating loss carry forwards expire beginning in fiscal 2018 through fiscal 2033. Mayors also has an alternative minimum tax credit carry forward of approximately $1.0 million to offset future federal income taxes.

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

10.	Capital stock:

Authorized capital stock of the Company consists of an unlimited number of no par value preferred shares and two classes of common stock outstanding: Class A and Class B. Class A voting shares receive one vote per share. The Class B multiple voting shares have substantially the same rights as the Class A voting shares except that each share of Class B multiple voting shares receives 10 votes per share. The issued and outstanding shares are as follows:

	Class A common stock		Class B common stock		Total common stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance as of March 26, 2011	3,672,535	$22,282	7,717,970	$38,613	11,390,505	$60,895
Exercise of stock options	1,080	1	—	—	1,080	1

Balance as of March 31, 2012	3,673,615	$22,283	7,717,970	$38,613	11,391,585	$60,896
Stock rights offering	3,442,026	3,593	—	—	3,442,026	3,593

Balance as of March 30, 2013	7,115,641	$25,876	7,717,970	$38,613	14,833,611	$64,489

11.	Commitments:

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

Future minimum lease payments for the next five years and thereafter are as follows (in thousands):

Year ending March:
2014	$15,893
2015	13,031
2016	10,930
2017	9,359
2018	6,249
Thereafter	15,534

$70,996

Rent expense for the Company was approximately $25.2 million, including $0.4 million of contingent rent for the year ended March 30, 2013, $26.2 million, including $0.5 million of contingent rent for the year ended March 31, 2012 and $27.1 million, including $0.3 million of contingent rent for the year ended March 26, 2011.

12.	Contingencies:

(a)	The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigations and claims. While the final outcome with respect to claims and legal proceedings pending at March 30, 2013 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

(b)	From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. At March 30, 2013 and March 31, 2012, the amount guaranteed under such arrangements was approximately $6.0 million and $4.4 million, respectively. At March 30, 2013 and March 31, 2012, the Company has recorded in accrued liabilities a reserve of $0.4 million and $0.3 million, respectively, associated with this guaranteed amount.

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

(c)	The Company has entered into an agreement with Prime Investments S.A. under the terms of which Prime Investments will supply the Company with at least 45%, on an annualized cost basis, of the Company’s loose diamond requirements upon the satisfaction of certain conditions (see note 14(d)).

(d)	The Company entered into a five-year distribution agreement with Damiani International B.V. (“Damiani”) during fiscal 2010 in which the Company purchased an aggregate cost value of $10.6 million of jewelry products from Damiani for sale by the Company in Canada and the United States. The agreement provides that the Company will pay for the products on an annual basis beginning on February 15, 2010 based on the cost value of the products sold during the previous year. However, the Company must make minimum annual payments totaling an aggregate amount of $5.6 million during the term of the agreement. Under this agreement, the Company is also required to replenish certain jewelry products sold during each previous quarter with payment on these purchases required within 90 days of receipt during the life of the agreement. The Company also has the right to return up to $5.0 million of any unsold Damiani products at the end of the term of the agreement. The total amount payable under this agreement is included in accounts payable.

13.	Segmented information:

The Company has two reportable segments Retail and Other. Retail operates 30 stores across Canada under the Birks brand, and 20 stores in the Southeastern U.S. under the Mayors brand, 1 store under the Rolex brand name in Orlando, as well as 2 retail locations in Calgary and Vancouver under the Brinkhaus brand. Other consists primarily of our corporate sales division, which services business customers by providing them with unique items for recognition programs, service awards and business gifts, the Company’s gold exchange business, which purchases gold and other precious metals from clients and refines the metals purchased, and manufacturing, which produce unique products for the retail segment of our business.

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

Certain information relating to the Company’s segments for the years ended March 30, 2013, March 31, 2012, and March 26, 2011, respectively, is set forth below:

	Retail			Other			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011
	(In thousands)
Sales to external customers	$274,725	$279,345	$257,150	$18,034	$22,972	$13,798	$292,759	$302,317	$270,948
Inter-segment sales	$—	$—	$—	$25,126	$27,076	$21,875	$25,126	$27,076	$21,875
Unadjusted gross profit	$120,554	$125,749	$113,131	$10,612	$13,945	$8,626	$131,166	$139,694	$121,757

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

The following sets forth reconciliations of the segments’ gross profits and certain unallocated costs to the Company’s consolidated gross profits for the years ended March 30, 2013, March 31, 2012 and March 26, 2011:

	Fiscal Year Ended
	March 30, 2013	March 31, 2012	March 26, 2011
	(In thousands)
Unadjusted gross profit	$131,166	$139,694	$121,757
Inventory provisions	(2,763)	(2,998)	(3,034)
Other unallocated costs	(2,527)	(3,051)	(2,417)
Adjustment of intercompany profit	298	(415)	2

Adjusted gross profit	$126,174	$133,230	$116,308

Sales to external customers and long-lived assets by geographical areas were as follows:

	Fiscal Year Ended
	March 30, 2013	March 31, 2012	March 26, 2011
	(In thousands)
Geographic Areas
Net sales:
Canada	$158,834	$163,027	$144,903
United States	133,925	139,290	126,045

	$292,759	$302,317	$270,948

Long-lived assets:
Canada	$18,966	$20,330	$20,232
United States	9,963	7,805	7,366

	$28,929	$28,135	$27,598

Classes of Similar Products
Net sales:
Jewelry and other	$164,492	$172,487	$159,306
Timepieces	128,267	129,830	111,642

	$292,759	$302,317	$270,948

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011

14.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the consolidated financial statements except the following:

	Fiscal Year Ended
	March 30, 2013	March 31, 2012	March 26, 2011
	(In thousands)
Transactions:
Purchases of inventory from supplier related to shareholder	$262	$1,803	$2,539
Management fees to a related party	180	158	—
Consultant fees to a related party	165	165	161
Expense reimbursement to a related party	241	238	238
Interest expense on cash advance received from controlling shareholder	308	609	797
Wholesale distribution service payments to a related party	3	11	—
Balances:
Accounts payable to supplier related to shareholder	31	170	539
Accounts payable to related parties	65	69	32
Interest payable on cash advance received from controlling shareholder	14	47	57

(b)	On June 8, 2011, the Board of Directors approved the Company entering into a Management Consulting Service Agreement with Montrovest. Under the agreement, the Company pays Montrovest an annual retainer fee of €140,000 (equivalent to approximately $180,000 USD) in exchange for services related to the raising of capital for international expansion projects and such other services relating to merchandising and/or marketing of the Company’s products as the Company may request. The agreement was in effect until June 8, 2012 and will be extended automatically for successive terms of one year unless either party gives a 60 days notice of its intention not to renew. The yearly renewal of the agreement is subject to the review and approval of the Company’s Corporate Governance Committee and the Board of Directors. In fiscal 2013 and fiscal 2012, the Company paid approximately $180,000 and $158,000, respectively, under this agreement to Montrovest. The agreement was renewed for an additional one year period ending June 8, 2014. The Company’s Board of Directors approved entering into the agreement and its renewal with Montrovest in accordance with the Company’s Code of Conduct relating to related party transactions. Mr. Berclaz, one of the Company’s former directors, was the Chairman of the Supervisory Board of Directors of Montrovest prior to his death in April 2013 and Mr. Coda Nunziante, the Company’s Vice President, Strategy was a managing director of Montrovest until June 30, 2012.

(c)

In February 2009 and May 2009, the Company received a $2.0 million and a $3 million, respectively, cash advance from Montrovest BV, to finance its working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s existing senior credit facilities and secured term loans and was convertible into a convertible debenture or Class A voting shares in the event of a private placement or repayable upon demand by Montrovest once conditions stipulated in the Company’s senior credit facilities permit such a payment. The cash advance bore interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance would have been paid to Montrovest. In June 2011, the Company amended it cash advance

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011 agreements with Montrovest. Under the terms of the amended agreements, the annual interest rate on the $5.0 million in cash advances outstanding was reduced from 16%, net of withholding taxes to 11%, net of withholding taxes representing an effective interest rate of approximately 12.2%. The amended agreements eliminated the convertibility of the cash advances into convertible debentures or Class A voting shares in the event of a private placement and also eliminated the payment of a 7% fee if the debt was converted into convertible debentures or Class A voting shares. The Company also amended its management subordination agreement with Montrovest and its senior lenders, eliminating the payment of any success fee to Montrovest if the Company receives net cash proceeds of $5 million or more related to an equity issuance. The Company paid a one-time fee of $75,000 to Montrovest associated with the amendment of the cash advance agreements. In August 2012, a partial repayment of $3.5 million was made on these cash advances.

(d)	In August 2012, the Company entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments S.A. or a related party is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2013 and 2012, Birks purchased approximately $0.3 million and $1.8 million of diamonds from Prime Investments S.A. and related parties, respectively. As of March 31, 2013, Prime Investments S.A. beneficially owned 21.6% of the Company’s outstanding Class A voting shares.

(e)	On June 30, 2009, the Company’s Board of Directors approved the Company entering into a consulting services agreement with Gestofi S.A. (“Gestofi”) in accordance with the Company’s Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi di Montelera as the employee of Gestofi responsible for providing the consulting services related to the development of our Company’s e-commerce, new product development, wholesale business and such other services reasonably requested by the Company’s Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The Consulting Services are provided to the Company for a fee of approximately Cdn$13,700 per month less any applicable taxes plus out of pocket expenses. The initial one-year term of the agreement began on August 1, 2009, and the agreement may be renewed for additional one-year terms. The agreement was renewed in June 2011, April 2012 and April 2013 for an additional one-year term each. Mr. Niccolò Rossi di Montelera is a member of the Board of Directors and the son of Dr. Lorenzo Rossi di Montelera, Birks & Mayors’ Chairman and a director of Gestofi.

(f)	In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011 and February 2012 and April 2013, the Corporate Governance Committee and Board of Directors approved the reimbursement of expenses, such as rent, communication, administrative support and analytical service costs, incurred by Regaluxe in supporting the office of Dr. Lorenzo Rossi di Montelera for work performed on behalf of the Company, up to a yearly maximum of $250,000. During fiscal 2013 and 2012, the Company paid $241,000 and $238,000 to Regaluxe under this agreement, respectively.

(g)

In April 2011, the Corporate Governance Committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe S.r.l. Under the agreement, Regaluxe S.r.l. is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on June 1, 2011. Under this agreement the Company pays Regaluxe S.r.l. a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe S.r.l. less a discount factor of 3.5%. The agreement’s initial term was until May 31, 2012 and may be renewed by mutual agreement for additional one-year terms. In February 2012

BIRKS & MAYORS INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2013, March 31, 2012 and March 26, 2011 and April 2013, this agreement was renewed for an additional one year period and may be renewed by mutual agreement for additional one year terms. During fiscal 2013 and 2012, the Company paid approximately $3,000 and $11,000 to Regaluxe S.r.L. under this agreement, respectively.

15.	Financial instruments:

(a)	Concentrations:

During the years ended March 30, 2013, March 31, 2012 and March 26, 2011, approximately 28%, 26% and 24%, respectively, of consolidated sales were of merchandise purchased from the Company’s largest supplier.

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

The Company has determined that the carrying value of its cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates fair values as at the balance sheet date because of the short-term maturity of those instruments. For the $67.3 million of bank indebtedness and $8.2 million of long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.

The fair value of the remaining $33.7 million of fixed-rate long-term debt, which includes $18 million of debt that becomes floating rate debt if interest rates rise above a certain level, is estimated to be approximately $36.3 million. The fair value was determined by discounting the future cash flows of each instrument at the current market interest rates for the same or similar debt instruments with the same remaining maturities adjusted for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Company considered interest rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s lenders. As a result, the Company has determined that the inputs used to value these long-term debts fall within Level 3 of the fair value hierarchy.