Form 20-F
period 2014-03-29
BIRKS GROUP INC.
filed 2014-07-25
CIK 1179821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 29, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-32635

BIRKS GROUP INC.

(formerly Birks & Mayors Inc.)

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

10,131,539	Class A Voting Shares, without nominal or par value
7,717,970	Class B Multiple Voting Shares, without nominal or par value
0	Series A Preferred Shares, without nominal or par value, issuable in series

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

INTRODUCTION

References

Unless the context otherwise requires, the terms “Birks Group,” “the Company,” “we,” “us,” and “our” are used in this Annual Report to refer to Birks Group Inc. (formerly Birks & Mayors Inc.), a Canadian corporation, and its subsidiaries on a consolidated basis. In addition, the term “Mayors” refers to Mayor’s Jewelers, Inc., a Delaware corporation, and its wholly-owned subsidiary, Mayor’s Jewelers of Florida, Inc., a Florida corporation, and “the merger” refers to the merger of Mayors with a wholly-owned subsidiary of the Company, as approved by the stockholders on November 14, 2005. The term “Birks” refers to Henry Birks & Sons Inc., the legal name of Birks Group prior to the merger.

Presentation of Financial and Other Information

The consolidated financial statements of Birks Group contained in this Annual Report are reported in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Unless otherwise indicated, all monetary references herein are denominated in U.S. dollars; references to “dollars” or “$” are to U.S. dollars and references to “Cdn$” or “Canadian dollars” are to Canadian dollars.

Throughout this Annual Report, we refer to our fiscal year ending March 28, 2015 as fiscal 2015 and our fiscal years ended March 29, 2014, March 30, 2013, and March 31, 2012, as fiscal 2014, fiscal 2013 and fiscal 2012, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 29, 2014 and March 30, 2013 consisted of 52 weeks with four thirteen-week periods. The fiscal year ended March 31, 2012 consisted of 53 weeks with one fourteen-week period and three thirteen-week periods.

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

Selected Financial Data

The following financial data as of March 29, 2014 and March 30, 2013 and for the years ended March 29, 2014, March 30, 2013 and March 31, 2012 have been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The following financial data as of March 31, 2012, March 26, 2011 and March 27, 2010 and for the years ended March 26, 2011 and March 27, 2010 have been derived from our audited consolidated financial statements not included in this Annual Report. The fiscal year ended March 31, 2012 consisted of 53 weeks, while all other fiscal years in the table below consisted of 52 weeks. The historical results included below and elsewhere in this Annual Report are not necessarily indicative of our future performance.

The data presented below is only a summary and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, included elsewhere in this Annual Report. You should also read the following summary data in conjunction with Item 5, “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Income Statement Data:

	Fiscal Year Ended
	March 29, 2014	March 30, 2013	March 31, 2012 (1)	March 26, 2011	March 27, 2010
	(In thousands, except per share data)

Net sales	$281,165	$292,759	$302,317	$270,948	$255,057
Cost of sales	166,498	166,585	169,087	154,640	150,405

Gross profit	114,667	126,174	133,230	116,308	104,652
Selling, general and administrative expenses	105,512	110,806	118,075	107,444	106,453
Depreciation and amortization	5,426	4,563	4,713	5,267	5,192
Impairment of goodwill and long-lived assets (2)	—	—	—	—	1,353

Total operating expenses	110,938	115,369	122,788	112,711	112,998
Operating income (loss)	3,729	10,805	10,442	3,597	(8,346)
Interest and other financial costs	9,512	9,272	10,200	11,319	11,127

(Loss) income before income taxes	(5,783)	1,533	242	(7,722)	(19,473)
Income tax expense (benefit)	18	20	23	24	(2)

Net (loss) income attributable to common shareholders	$(5,801)	$1,513	$219	$(7,746)	$(19,471)

Net (loss) income per common share	$(0.35)	$0.11	$0.02	$(0.68)	$(1.71)
Net (loss) income per common share – diluted	$(0.35)	$0.11	$0.02	$(0.68)	$(1.71)

Weighted average common shares outstanding	16,617	13,538	11,392	11,390	11,390
Weighted average common shares outstanding – diluted	16,617	13,544	11,438	11,390	11,390
Dividends per share	—	—	—	—	—

Balance Sheet Data:

	As of March 29, 2014	As of March 30, 2013	As of March 31, 2012	As of March 26, 2011	As of March 27, 2010
	(In thousands)

Working capital (3)	$33,304	$27,563	$31,351	$32,093	$39,230

Total assets	$190,494	$179,952	$185,167	$184,323	$191,734

Bank indebtedness	$73,941	$67,307	$61,557	$61,928	$64,520

Long-term debt (including current portion)	$54,750	$41,895	$50,965	$50,315	$53,724

Stockholders’ equity	$13,622	$16,351	$11,628	$11,340	$18,387

Common Stock:
Value	$69,475	$64,489	$60,896	$60,895	$60,895
Shares	17,850	14,834	11,392	11,391	11,390

(1)	The fiscal year ended March 31, 2012 consisted of 53 weeks.
(2)	Impairment of goodwill and other assets for fiscal 2010 includes the recognition of a $1.4 million non-cash impairment charge resulting from the impairment of long-lived assets at certain of our retail locations and assets held for sale related to our Rhode Island manufacturing facility.
(3)	Working capital represents current assets less current liabilities.

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

RISK FACTORS

Risks Related to the Company

We will require additional financing or capital, which may not be available on commercially reasonable terms, or at all. Capital raised through the sale or issuance of equity securities may result in dilution to our current shareholders. Failure to obtain such additional financing or capital could have an adverse impact on our liquidity and financial condition.

Under the terms of the amendments to our senior secured credit facilities which we agreed to in June 2014 and July 2014 (refer to Note 16 of our annual financial statements included in this Annual Report), we are required to finalize and complete a recapitalization transaction by February 2015 which includes the closing of permanent financing, equity infusion and/or restructuring acceptable to our lenders (the “Recapitalization Plan”) to provide greater financial resources for our operations and capital investment needs on both a short and long-term basis. If we do not complete a recapitalization transaction that is acceptable to our lenders, then an additional reserve of up to $2.5 million may be established by the lenders reducing availability under our senior secured credit facilities. There has been no monetary thresholds established by the lenders for the Recapitalization Plan and although we are actively engaged in developing the Recapitalization Plan, currently, we do not have any commitments for financing under the Recapitalization Plan. Any Recapitalization Plan will need to be reviewed and approved by our Board of Directors and our lenders. In addition, the successful completion of the Recapitalization Plan is not within our control.

As part of the amendments, we have also agreed that deviations of greater than 10% from the cash flow projections we present to our lenders will be considered an event of default, which could result in the outstanding balances under our senior secured revolving line of credit and senior secured term loan becoming due immediately. In such an event, we would be unable to repay our debt which would have an impact on our ability to continue as a going concern.

As part of the amendments, we also agreed to obtain additional financial support of $5.0 million by August 30, 2014 in a form that is acceptable to our lenders of which a principal moratorium aggregate amount of Cdn$2.5 million obtained from Investissement Québec in June 2014 was agreed by the lenders to count towards the financial support to be obtained. Failure to obtain this financial support will result in a reduction of availability under our senior secured revolving credit facility by $125,000 per month for each month until the financial support is obtained, which will effectively reduce our borrowing capacity under this facility and if continued for a prolonged period of time, could have a significant impact on our ability to fund our operations and meet our cash flow requirements. Although we have received commitments to fund the additional Cdn$3.0 million of financial support, we cannot be certain that these commitments will provide these funds by August 30, 2014.

Furthermore, there is a possibility that our existing cash, cash generated from operations and funds available under our credit agreements may be insufficient to fund our future operations, including capital expenditures, or to repay debt when it becomes due.

We will need to raise additional funds through public or private equity or debt financing, including funding from governmental sources, which may not be possible as the success of raising additional funds is beyond our control. Our majority shareholder is not bound to provide this financing. The sale of additional equity securities could result in significant dilution to our current shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our common stock. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may restrict our operations. Financing may be unavailable in amounts or on terms acceptable to us, or at all, which could have a material adverse impact on our business, including our ability to continue as a going concern.

Our business could be adversely affected if we are unable to successfully negotiate favorable lease terms.

As of May 31, 2014, we had 51 leased retail stores, which include the capital lease of our Canadian headquarters and Montreal flagship store. The leases are generally for a term of ten years, with rent being a fixed minimum base plus, for a majority of the stores, a percentage of the store’s sales volume (subject to some adjustments) over a specified threshold. A significant number of our Canadian leases (18 of 31 store leases) are up for renewal within the next two years and there is increasing demand and competition for key retail locations especially in Canada. Many of the leases up for renewal will require us to incur capital expenditures to remodel or relocate the stores. These capital expenditures are estimated to be approximately $14 million over the next two years. Historically, we have generally been successful in negotiating leases for lease renewals as our current leases near expiration. However, if we are unsuccessful at negotiating favorable renewal terms, locations or if more capital is required to meet landlord requirements for remodeling or relocating retail stores and we are unable to secure the necessary funds to complete these projects, our business, financial condition, and operating results could be adversely affected. In addition, we may not be able to locate suitable alternative sites in a timely manner. Our sales, earnings and cash flows will decline if we fail to maintain existing store locations, renew leases or relocate to alternative sites, in each case on attractive terms.

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

	March 29, 2014	March 30, 2013
Total indebtedness	$128,691,000	$109,202,000
Total stockholders’ equity	13,622,000	16,351,000

Total capitalization	$142,313,000	$125,553,000

Ratio of total indebtedness to total capitalization	90.4%	87.0%

This high degree of leverage could adversely affect our results of operations, liquidity and financial condition. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	create additional risk to us and our shareholders if we are unable to renew our credit facilities under similar terms and conditions;

•	place us at a disadvantage compared to our competitors that have a lower degree of leverage; and

•	negatively affect the price of our stock.

Significant restrictions on our excess borrowing capacity could result in our inability to fund our cash flow requirements or maintain minimum excess availability requirements under the terms of our secured credit facilities needed to support our day-to-day operations.

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependent upon our ability to maintain positive excess availability under our senior credit facilities. Our senior secured revolving credit facility administrative agent may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset-based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility administrative agent may impose at its reasonable discretion. A discretionary reserve of $7.0 million was imposed by the senior secured term loan administrator in April 2014 reducing our borrowing availability under our senior secured revolving credit. Our senior secured term loan administrative agent, as part of amendments to our senior secured term loan facilities executed in June 2014 and July 2014, agreed to lift the existing discretionary reserve of $7 million imposed subsequent to our fiscal year end and agreed not to impose any discretionary reserves in the calculation of our borrowing availability under the senior secured revolving credit agreement through February 10, 2015 so long as no event of default exists prior to that date. However, after February 10, 2015, our senior secured term loan administrative agent may impose discretionary reserves at its reasonable discretion up to 5% of the term loan borrowing capacity.

In addition to the discretionary reserves, the senior secured term loan administrative agent may impose a supplemental availability reserve not to exceed $2.5 million if at any time that the Company’s consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”) is less than $9 million, calculated monthly on a trailing twelve month basis. No supplemental availability reserve was imposed as of March 29, 2014. In addition to the availability reserves that can be established by our lenders, amendments to our senior secured revolving credit facility and senior secured term loan executed in June 2014 and July 2014 impose additional requirements that we are required to meet which could impact our borrowing availability under our senior secured revolving credit facility. These restrictions include meeting the following actions and milestones:

•	Providing weekly updated 13-week cash flow projections acceptable to the senior secured revolving credit facility and senior secured term loan lenders as well as weekly variance reports against the cash flow projections until a Recapitalization Plan has been consummated,

•	Delivering an operational restructuring plan to improve our operations acceptable to the senior secured revolving credit facility and senior secured term loan facility administrative agents by June 27, 2014. (The operational restructuring plan was provided to and has been accepted by the administrative agents),

•	Continuing to retain the services of a financial and restructuring consultant satisfactory to the senior secured revolving credit facility and senior secured term loan administrative agents to assist with our weekly cash flow projections and in the development of the operational restructuring plan to improve our operations, and

•	Finalizing and closing the Recapitalization Plan acceptable to the senior secured revolving credit and term loan administrative agents by February 10, 2015.

As part of the amendments executed in June 2014 and July 2014, if our actual cash flows deviate by greater than 10% from the 13-week cash flow projections provided to the senior secured revolving credit and secured term loan lenders, it is considered to be an event of default, which could result in the outstanding balances under our senior secured revolving credit facility and senior secured term loan becoming due immediately. In addition, if we do not accomplish the actions outlined above, an additional reserve of up to $2.5 million may be established by the lenders reducing availability under our senior secured credit facilities until such failure is cured by us.

In addition, as part of the amendments, we also agreed to obtain additional financial support of $5.0 million by August 30, 2014 in a form that is acceptable to our lenders of which a principal moratorium aggregate amount of Cdn$2.5 million obtained from Investissement Québec in June 2014 was agreed by the lenders to count towards the financial support to be obtained. Failure to obtain this financial support will result in a reduction of availability under our senior secured revolving credit facility by $125,000 per month for each month until the financial support is obtained, which will effectively reduce our borrowing capacity under this facility. Upon the receipt of an additional Cdn$3.0 million of third party financial support, the permitted deviations on our 13-week cash flow projections is increased to 12.5%. Although we have received commitments to fund the additional Cdn$3.0 million of financial support, we cannot be certain that these commitments will provide these funds by August 30, 2014.

In addition to these possible restrictions to our availability to borrow under our senior secured revolving credit facility, we agreed as part of the amendments executed in June 2014 and July 2014 to maintain excess availability under our senior secured credit facility agreement of $10 million at all times, otherwise, it is an event of default, which may accelerate the repayment of balances borrowed under these facilities. Furthermore, a $12.5 million, and a $5.0 million seasonal availability block are automatically imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both the senior secured revolving credit facility and the senior secured term loan are subject to cross default provisions with all other loans by which if the Company is in default with any other loans, the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan. Such default could result in the acceleration of the repayment of balances borrowed under these facilities. Any significant discretionary reserves or other restrictions imposed by our lenders as outlined above could have a significant impact on our ability to fund our operations and meet our cash flow requirements.

As of July 25, 2014, we have retained the services of a financial restructuring consultant satisfactory to the administrative agents, delivered an operational restructuring plan to improve our operations which the lenders have accepted, and provided the 13-week cash flow projections and weekly updates to these projections acceptable to the senior secured revolving credit facility and senior secured term loan administrative agents in accordance with the milestones set out in the amendments to the secured credit facility agreements.

Our business depends, in part, on factors affecting consumer spending that are out of our control.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, consumer confidence in future economic conditions and political conditions, recession and fears of recession, consumer debt, disposable consumer income, conditions in the housing market, consumer perceptions of personal well-being and security, fuel prices, inclement weather, interest rates, foreign exchange rates, sales tax rate increases, inflation, and war and fears of war. In particular, we have seen that the economic downturn and the uncertain economic environment in the past years has contributed to declining revenues and losses for our business. Jewelry purchases are discretionary for consumers and may be particularly and disproportionately affected by adverse trends in the general economy and the equity markets. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for our products, resulting in a reduction in our sales and harming our business and operating results. A substantial portion of our customers use credit, either from our private label and proprietary credit cards or another consumer credit source, to purchase jewelry. When there is a downturn in the general economy, fewer people may use or be approved for credit, which could result in a reduction in net sales and/or an increase in bad debt, which in turn, could lead to an unfavorable impact on our overall profitability. Our belief that we currently have sufficient liquidity to fund our operations is based on certain assumptions about the future state of the economy, the future availability of borrowings to fund our operations and our future operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

Our business could be adversely affected if our relationships with any primary vendors are terminated or if the delivery of their products is delayed or interrupted.

We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name watch manufacturers, including Rolex, have distribution agreements with our Company that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In fiscal 2014, merchandise supplied by Rolex and sold through our stores accounted for approximately 32% of our total net sales. Our relationships with primary suppliers, like Rolex, are generally not pursuant to long-term agreements.

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

Our strategy to explore developing the Birks product brand through international expansion, including our current review of opportunities to expand into China, may add complexity to our operations and require additional capital and may strain our resources and adversely impact our financial results and liquidity.

One of our strategies is to continue to explore the development of the Birks product brand through expansion of all sales channels including international channels of distribution. The expansion into markets outside of Canada and the United States, including exploring opportunities of possible expansion into China, would add complexity to our operations and require additional capital and may strain our resources and adversely impact our financial results and our liquidity. International expansion would place increased demands on our operational, managerial and administrative resources at all levels of the Company. These increased demands may cause us to operate our business less efficiently, which in turn could cause deterioration in our performance or could adversely affect our inventory levels. Furthermore, our ability to conduct business in international markets may be adversely affected by legal, regulatory, political and economic risks. Any international expansion strategy could also be adversely impacted by the global economy or the economy of the region of the world in which we choose to expand. If we expand internationally, we may incur significant costs related to starting up and maintaining foreign operations. Costs may include, but are not limited to obtaining prime locations for stores, setting up foreign offices and distribution centers, as well as hiring experienced management. We may be unable to open and operate new stores successfully, or we may face operational issues that could delay our intended pace of international store openings. These additional costs will require us to raise additional cash through the issuance of additional equity or debt financing which if we are not able to obtain at a sufficient level to fund the operation could negatively impact the availability of funding to operate our business.

We may not successfully manage our inventory, which could have an adverse effect on our net sales, profitability, cash flow and liquidity.

As a retail business, our results of operations are dependent on our ability to manage our inventory. To properly manage our inventory, we must be able to accurately estimate customer demand and supply requirements and purchase new inventory accordingly. If we fail to sell the inventory we purchase or manufacture, we may be required to write-down our inventory or pay our vendors without new purchases, creating additional vendor financing, which would have an adverse impact on our earnings and cash flows. Additionally, a significant portion of the merchandise we sell is carried on a consignment basis prior to sale or is otherwise financed by vendors, which reduces our required capital investment in inventory. Any significant change in these consignment or vendor financing relationships could have a material adverse effect on our net sales, cash flows and liquidity.

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

As of May 31, 2014, Grande Rousse Trust (formerly Goldfish Trust) beneficially owns or controls 76.1% of all classes of our outstanding voting shares, which are directly owned by Montrovest B.V. (“Montrovest”). The trustee of Grande Rousse Trust is Rohan Private Trust Company Limited (the “Trustee”). Dr. Lorenzo Rossi di Montelera, who is the Company’s Chairman of the Board, is a beneficiary of Grande Rousse Trust. Under our restated articles, Montrovest, as holder of the Class B multiple voting shares, has the ability to control most actions requiring shareholder approval, including electing the members of our Board of Directors and the issuance of new equity.

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

Terrorist acts or other catastrophic events could have a material adverse effect on Birks Group.

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

A significant privacy breach of our information systems could disrupt or negatively affect our business.

The protection of customer, employee and company data is important to us, and our customers expect that their personal information will be adequately protected. Although we have developed and implemented systems and processes that are designed to protect our information and prevent data loss and other security breaches, such measures cannot provide absolute security. We rely upon information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including eCommerce sales, supply chain, merchandise distribution, customer invoicing and collection of payments. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. The secure operation of these information technology networks, and the processing and maintenance of this information is critical to our business operations and strategy. A significant breach of customer, employee or company data could damage our reputation, our relationship with customers and the Birks brand and could result in lost sales, sizable fines, significant breach-notification costs and lawsuits as well as adversely affect results of operations. In addition, it could harm our ability to execute our business and adversely impact sales, costs and earnings. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate cost-effective preventative measures. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.

Failure to successfully implement or make changes to information systems could disrupt or negatively impact the Company’s business.

In the ordinary course of business, we regularly evaluate and make changes and upgrades to our information systems. While we follow a disciplined methodology when evaluating and making such changes, there can be no assurances that we will successfully implement such changes, that such changes will occur without disruptions to our operations or that the new or upgraded systems will achieve the desired business objectives. Any such disruptions, or the failure to successfully implement new or upgraded systems such as those referenced above, could have a material adverse effect on our results of operations and could also affect our reputation, its relationship with customers and our brand.

Execution of our operational restructuring plan could result in a material adverse impact to our operations.

We intend to implement an operational restructuring plan developed to reduce corporate overhead costs, improve profitability and drive efficiency within the organization. While we have developed an execution plan related to the operational restructuring plan, there can be no assurances that changes in personnel or operations will not have a material adverse impact on our operations or relationships with our customers or our vendors.

Risks Related to Class A Voting Shares

Our share price could be adversely affected if a large number of Class A voting shares are offered for sale or sold.

Future issuances or sales of a substantial number of our Class A voting shares by us, Montrovest, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair our ability to raise capital through future issuances of equity securities. As of May 31, 2014, we had 10,204,578 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.

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

We are governed by the laws of Canada. A substantial portion of our assets are located outside the U.S. and some of our directors and officers are residents outside of the U.S. As a result, it may be difficult for investors to effect service within the U.S. upon us or our directors and officers, or to realize in the U.S. upon judgments of courts of the U.S. predicated upon civil liability of Birks Group and such directors or officers under U.S. federal securities laws. There is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of the civil liabilities predicated upon U.S. federal securities laws.

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

THE COMPANY

Corporate History and Overview

Birks Group is a leading North American luxury jewelry brand which designs, develops, makes and retails fine jewelry, timepieces, sterling silver and gifts. As of May 31, 2014, Birks Group operated 51 luxury jewelry stores, 30 stores under the Birks brand, located in all major cities across Canada, 2 retail locations in Calgary and Vancouver under the Brinkhaus brand, 18 stores under the Mayors brand, located in Florida and Georgia, and 1 store under the Rolex brand name. As a luxury jeweler, most of our jewelry products are made of 18 karat gold, platinum or sterling silver, with or without precious gemstones, with significant emphasis on quality craftsmanship and distinctive design. For fiscal 2014, we had net sales of $281.2 million.

Birks’ predecessor company was founded in Montreal in 1879 and developed over the years into Canada’s premier designer, manufacturer and retailer of fine jewelry, timepieces, sterling and plated silverware and gifts. In addition to being a nationwide retailer with a strong brand identity, we are also highly regarded in Canada as a designer and maker of jewelry and a provider of recognition programs, service awards and business gifts. We believe that operating our stores under the Birks brand distinguishes us from many competitors because of our longstanding reputation and heritage of being trustworthy, offering only the highest standard of quality and craftsmanship and products, our ability to offer distinctively designed, exclusive products, and a large selection of distinctive high quality merchandise at many different price points, and by placing a strong emphasis on providing a superior shopping experience to our clients.

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

Between August 2002 and November 2005, it became apparent to both Mayors and Birks management that it was in the best interests of the shareholders to combine its operations. Management believed that such combination would create a stronger capital base, improve operating efficiencies, reduce the impact of regional issues, simplify the corporate ownership of Mayors, eliminate management and board of directors’ inefficiencies with managing intercompany issues, and possibly increase shareholder liquidity. Upon the consummation of the merger on November 14, 2005, each outstanding share of Mayors common stock not then owned by Birks was converted into 0.08695 Class A voting shares of Birks. As a result of the merger, Mayors common stock ceased trading on the American Stock Exchange (“AMEX”) and Birks Group began trading on the AMEX, which is now known as the NYSE MKT, under the trading symbol “BGI.” Following the merger, Birks Group worked very diligently to fully integrate the Birks business with Mayors. As a result of the merger, we believe Birks Group has improved operational efficiencies and diversity and depth of its products and distribution capabilities.

In the last three fiscal years, we invested a total of approximately $22.0 million in capital expenditures primarily associated with remodeling existing stores and the opening of new stores. We expect to invest an additional $5.7 million of capital expenditures in fiscal 2015 primarily related to store remodels and store relocations associated with lease renewals. Approximately 20% of the capital expenditure investments will be in the U.S. and 80% will be in Canada. We expect to finance these capital expenditures in the U.S. and Canada from the issuance of new equity or other additional sources of financing.

During fiscal 2014, we closed one Mayors store located in Miami, Florida and three Birks stores located in Saint Bruno, Québec, Mount Royal, Québec and Oakville, Ontario and opened two stores in Brossard, Québec and Burlington, Ontario. In addition, in March 2014, we closed two Birks stores located in Ottawa, Ontario and Mississauga, Ontario, both of which will be relocated to new locations in the fall of fiscal 2015. During fiscal 2013, we closed four Mayors stores located in Plantation, Florida, Wellington, Florida, Estero, Florida and Buford, Georgia and two Birks stores located in Richmond, British Columbia and Hamilton, Ontario. In addition, during May 2012, we closed our Birks store at the Toronto Eaton Centre and we entered into a new lease for a smaller location in the same center beginning in August 2012 and expiring in January 2018. During fiscal 2012, we closed five Mayors stores located in Fort Myers, Florida, Sanford, Florida, Jensen Beach, Florida, Tampa, Florida and Altamonte Springs, Florida.

Our sales are divided into two principal product categories: jewelry and timepieces. Jewelry also includes sales of other product offerings we sell such as giftware, as well as repair and custom design services.

The following table compares our sales of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 29, 2014		March 30, 2013		March 31, 2012 (1)

Jewelry and other	$148,511	52.8%	$164,492	56.2%	$172,487	57.1%
Timepieces	132,654	47.2%	128,267	43.8%	129,830	42.9%

Total	$281,165	100.0%	$292,759	100.0%	$302,317	100.0%

The following table sets forth our operations in geographic markets in which we operate (dollars in thousands):

	Fiscal Year Ended
	March 29, 2014	March 30, 2013	March 31, 2012 (1)

Net sales
Canada	$146,277	$158,834	$163,027
U.S.	134,888	133,925	139,290

Total revenues	$281,165	$292,759	$302,317

Long-lived assets
Canada	$19,484	$18,966	$20,330
U.S.	13,281	9,963	7,805

Total long-lived assets	$32,765	$28,929	$28,135

(1)	The fiscal year ended March 31, 2012 consisted of 53 weeks.

Birks Group is a Canadian corporation. Our corporate headquarters are located at 1240 Phillips Square, Montreal, Québec, Canada H3B 3H4. Our telephone number is (514) 397-2501. Our website is www.birksgroup.com.

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

Our Canadian stores, operating under the Birks and Brinkhaus brands, carry a large selection of prestigious brand name timepieces, including our own proprietary watch line as well as timepieces made by Baume & Mercier, Breitling, Bvlgari, Cartier, Corum, Dior, Frederique Constant, Gucci, Montblanc, Panerai, Rolex, Tag Heuer and Zenith. We also carry an exclusive collection of high quality jewelry and timepieces that we manufacture. We emphasize our own jewelry offerings but also include designer jewelry made by Aaron Basha, Andrea Candela, Damiani, DiModolo, Gucci, Kwiat, Marco Bicego, Roberto Coin, and Van Cleef & Arpels, most of which are exclusive to our stores in Canada. Our two Brinkhaus retail locations also offer Cartier, IWC, Panerai, Patek Philippe and Rolex timepieces. We also offer a variety of high quality giftware, including writing instruments made by Montblanc.

Our U.S. stores, operating under the Mayors brand, carry a large selection of prestigious brand name timepieces, including Baume & Mercier, Breitling, Bvlgari, Cartier, Chanel, Corum, Dior, Frederique Constant, Jaeger Le Coultre, IWC, Montblanc, Patek Philippe, Panerai, Rolex, Tag Heuer, Tudor and Zenith. Designer jewelry offerings in our stores operating under the Mayors brand include jewelry made by Aaron Basha, Damiani, DiModolo, Kwiat, Mikimoto, Roberto Coin, and a variety of high quality giftware, including writing instruments made by Montblanc. In addition, stores operating under the Mayors brand carry Birks brand jewelry products on an exclusive basis in their markets. Our Rolex store offers exclusively Rolex brand timepieces.

We have one primary channel of distribution: the retail division, which accounts for approximately 96% of net sales, as well as three other channels of distribution, including our corporate sales, gold exchange and internet, which combined account for approximately 4% of net sales.

Product Design, Development, Sourcing and Manufacturing

We established a product development process that supports our strategy to further develop and enhance our product offering in support of the Birks brand development. The centerpiece of this process is our Product Review Committee, which ultimately approves all new product designs and introductions. During fiscal 2014, fiscal 2013, and fiscal 2012, approximately 17%, 19%, and 22%, respectively, of our jewelry products acquired for sale were internally designed, sourced or manufactured. Products that are not designed and internally manufactured are sourced from suppliers worldwide, enabling us to sell an assortment of fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procures distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our gemstone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

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

In fiscal 2014, we purchased jewelry, timepieces and giftware for sale in our stores from over 200 suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers, like Rolex, are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our key vendors, especially Rolex, or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business. In fiscal 2014, merchandise supplied by Rolex and sold through our stores operating under the Mayors, Rolex, Birks and Brinkhaus brands accounted for approximately 32% of our total net sales. If Rolex terminated its distribution agreements with us, such termination would have a material adverse effect on our business, financial condition and operating results. We believe that current relationships with our key vendors are good.

Seasonality

Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher sales than any other quarter during the year. Sales in the first, second, third and fourth quarters in fiscal 2014 were 25%, 20%, 34% and 21% and in fiscal 2013 were 24%, 19%, 34% and 23%.

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

Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks and Mayors private label credit cards accounted for approximately 19% of our net sales during fiscal 2014. Sales under the Birks and Mayors private label credit cards are generally made without credit recourse to us. However, we are permitted to ask the bank to approve credit purchases under these private label credit cards, for which the bank holds credit recourses if the customer does not pay. These recourse credit lines are limited to 25% and 20% of the nonrecourse credit lines issued by the banks for the private label Birks credit card and Mayors credit card, respectively. Receivables generated on sales under the Mayors proprietary credit card are recorded on our balance sheet since we maintain the full credit risk.

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

Competition

Our research indicates that the North American retail jewelry industry is approximately a $74 billion industry and is highly competitive and fragmented, with a few very large national and international competitors and many medium and small regional and local competitors. The market is also fragmented by price and quality. Although Birks and Mayors are luxury jewelry brands, we compete with companies within and outside of this segment. Our competitors include national and international jewelry chains as well as independent regional and local jewelry retailers. We also compete with other types of retailers such as department stores and specialty stores and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, televised home shopping networks, and Internet sites. Many of these competitors have greater financial resources than we do. We believe that competition in our markets is based primarily on the total brand experience including trust, quality craftsmanship, product design and exclusivity, product selection, service excellence, including after sales service, and, to a certain extent, price. With the current consolidation of the retail industry, we believe that competition with other general and specialty retailers and discounters will continue to increase. Our success will depend on various factors, including general economic and business conditions affecting consumer spending, the performance of national and international retail operations, the acceptance by consumers of our merchandising and marketing programs, store locations and our ability to properly staff and manage our stores.

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

In August 2012, the SEC issued rules that require companies that manufacture products using certain “conflict minerals”, including gold, to determine whether those minerals originated in the Democratic Republic of Congo or adjoining countries (“DRC”). If the minerals originate in the DRC, or if companies are not able to establish where they originated, extensive disclosure regarding the sources of those minerals, and in some instances an independent audit of the supply chain, is required. We did not incur material costs to comply with the rules. We filed our first disclosure report on May 31, 2014 for the calendar year ended December 31, 2013. We determined that for all but three small suppliers, who provided less than one percent of the products manufactured or contracted to be manufactured by us during calendar year 2013, we had no reason to believe that any conflict minerals necessary to the functionality or production of our products may have originated in DRC. However, for the three small suppliers mentioned above, we do not have sufficient information to determine with complete certainty the country of origin of the conflict minerals used in the products or to identify the facilities used to process those conflict minerals. As a result, for the products provided by these three small suppliers, we cannot in good faith exclude the possibility that some of these conflict minerals may have originated in the DRC and/or that they are not from recycled or scrap sources.

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

Organizational Structure

The following chart sets forth our ownership interest in each of our significant subsidiaries as of March 29, 2014:

Name	Jurisdiction of Incorporation	Ownership and Voting Interest

Mayor’s Jewelers, Inc.	Delaware	100%
Mayor’s Jewelers of Florida, Inc.	Florida	100%

Properties

In December 2000, we entered into a capital lease agreement for our Montreal head office and store pursuant to which we lease the building, including the Montreal flagship store, for a term of 20 years ending December 11, 2020. The net annual rental rate was Cdn$2,013,138 (approximately $1.8 million U.S. dollars) for the period that ended on December 11, 2013, and increases on a compounded basis by 10% on each third annual anniversary date thereafter (except for the last two years when no increase will take place). The current net annual rental rate is Cdn$2,013,138 (approximately $1.8 million U.S. dollars). The lease is an absolute triple net lease to the landlord, and we are responsible for any and all additional expenses, including, without limitation, taxes and structural expenses. Subject to specific terms and conditions, we have four options to renew and extend the term of the lease for four further terms of five years each, except for the last option which is five years less eleven days, terminating on November 30, 2040. Subject to specific terms and conditions, we also have two options to purchase the premises, which may be exercised no later than six months prior to the end of the fifteenth year of the term of the lease and the end of the twentieth year of the term of the lease, respectively.

Our U.S. operations are managed through a local headquarters located in Tamarac, Florida. On September 13, 2004, we entered into a lease agreement for this location for a term of 15 years terminating on November 30, 2020. The current net annual rental rate is $725,136 for the period ending November 30, 2014. We have two options to renew for five years each.

We lease all of our other store locations. We believe that all of our facilities are well maintained and in good condition and are adequate for our current needs. We are actively reviewing all leases that expire in the next 12 months to determine whether to renew the leases.

Following is a listing of all our properties as of March 29, 2014:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores
Canada:
Bayshore Centre	2,544	September 2016	Ottawa, ON
Bloor (1)	15,620	September 2014	Toronto, ON
Brinkhaus	1,946	March 2017	Calgary, AB
Brinkhaus	750	May 2017	Vancouver, BC
Carrefour Laval	3,391	August 2017	Laval, QC
Chinook Shopping Centre (2)	2,342	March 2015	Calgary, AB
Cornwall Centre	2,349	April 2015	Regina, SK
Dix-30 Mall	1,691	March 2023	Brossard, QC
Fairview Pointe-Claire	4,210	March 2016	Pointe-Claire, QC
First Canadian Place	2,243	May 2016	Toronto, ON
Halifax	3,316	December 2014	Halifax, NS
Edmonton Manulife Centre	4,196	May 2016	Edmonton, AB
Mapleview Centre	1,384	June 2023	Burlington, ON
Montreal Flagship Store	19,785	December 2020	Montreal, QC
Oakridge Shopping Centre (3)	2,244	December 2014	Vancouver, BC
Park Royal (4)	3,537	June 2014	West Vancouver, BC
Place Ste-Foy	2,366	June 2017	Ste-Foy, QC
Rideau Centre (5)	7,251	April 2014	Ottawa, ON
Saskatoon	3,486	October 2015	Saskatoon, SK
Sherway Gardens	4,611	February 2017	Etobicoke, ON
Southcentre Shopping Centre	3,029	August 2014	Calgary, AB
Southgate Shopping Centre	2,915	September 2015	Edmonton, AB
Square One (6)	3,360	April 2014	Mississauga, ON
St-John	2,038	August 2015	St-John, NB
Toronto Dominion Square	5,568	January 2022	Calgary, AB
Toronto Eaton Centre	1,042	January 2018	Toronto, ON
Vancouver (7)	20,221	January 2015	Vancouver, BC
Victoria	1,561	December 2016	Victoria, BC
Willowdale Fairview Mall (8)	2,353	February 2015	North York, ON
Winnipeg	3,187	February 2023	Winnipeg, MB
Yorkdale	2,530	April 2015	Toronto, ON

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores

United States:
Aventura Mall	3,447	January 2017	N. Miami Beach, FL
Town Center at Boca Raton	5,878	January 2017	Boca Raton, FL
Westfield Brandon	4,110	June 2015	Brandon, FL
Dadeland Mall	5,700	January 2017	Miami, FL
Florida Mall	5,070	March 2020	Orlando, FL
The Galleria at Ft. Lauderdale (9)	5,954	July 2016	Ft. Lauderdale, FL
The Gardens Mall	5,099	January 2020	Palm Beach Gardens, FL
International Plaza	5,583	January 2022	Tampa, FL
Lenox Square Mall	2,991	September 2018	Atlanta, GA
Lincoln Road	4,250	May 2019	Miami Beach, FL
Mall at Millenia	2,088	February 2023	Orlando, FL
Miami International Mall	3,246	January 2016	Miami, FL
North Point Mall	1,145	March 2022	Alpharetta, GA
PGA Commons (10)	5,197	April 2014	Palm Beach Gardens, FL
Rolex Store in Mall at Millenia	1,171	January 2020	Orlando, FL
Phipps Plaza	2,182	January 2018	Atlanta, GA
Westfield Southgate	4,605	January 2015	Sarasota, FL
Village of Merrick Park	4,894	January 2023	Coral Gables, FL
Weston Commons	4,000	July 2017	Weston, FL
St-John’s Town Center	3,458	October 2017	Jacksonville, FL

Other Properties
Tamarac Corporate office	47,851	November 2020	Tamarac, FL
Montreal Corporate office	58,444	December 2020	Montreal, QC

(1)	We have executed a five year lease extension option extending the Bloor store lease in Toronto to September 2019.
(2)	We have signed a new lease for the relocation of the Chinook Shopping Centre store in Calgary, Alberta within the same mall. The new location will be 3,661 square feet in size with a lease expiration of June 2024.
(3)	We have agreed with the landlord to extend the lease of the Oakridge Shopping Centre store in Vancouver, British Columbia until December 2015.
(4)	We are negotiating with the landlord to extend the lease of the Park Royal store in West Vancouver, British Columbia and in the meantime continue to operate the store on a month by month rental basis.
(5)	We have an executed lease for the relocation of the Rideau Centre store in Ottawa, Ontario within the same mall. The new location will be 2,704 square feet in size with a lease expiration in May 2024.
(6)	We have an executed lease for the relocation of the Square One store in Mississauga, Ontario within the same mall. The new location will be 1,780 square feet in size with a lease expiration in May 2024.
(7)	We have signed a lease extension for the Vancouver store in Vancouver, British Columbia extending the lease until January 2016.
(8)	We have signed a lease extension for the Willowdale Fairview Mall store extending the lease until February 2016.
(9)	We have signed a lease amendment for the relocation of the Galleria at Ft. Lauderdale in Ft. Lauderdale, Florida with the same mall. The new location will be 2,467 square feet with the lease expiring ten years after delivery of the new location by the landlord.
(10)	Location closed in April 2014.

Total annual base rent for the above locations for fiscal 2014 was approximately $15 million. In April 2014, we opened a store at Hudson’s Bay Company in Toronto, Ontario which is 229 square feet with a lease expiration date of May 2019.

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

Throughout this Annual Report we refer to our fiscal years ended March 29, 2014, March 30, 2013 and March 31, 2012, as fiscal 2014, fiscal 2013 and fiscal 2012, respectively. Our fiscal year ends on the last Saturday in March of each year. The financial reporting periods referred to as fiscal 2014 and fiscal 2013 consisted of 52 weeks while the financial reporting period referred to as fiscal 2012 consisted of 53 weeks.

Overview

Birks Group is a leading designer, maker and purveyor of luxury jewelry, timepieces and giftware in the U.S. and Canada. As of March 29, 2014, our retail operation’s total square footage was approximately 217,123. The average square footage of our three Birks flagship stores in Canada was approximately 18,500, while the average square footage for all other Birks retail stores in Canada was approximately 2,900. The average square footage of our two Brinkhaus locations was 1,300, while the average square footage of our Mayors retail stores was approximately 4,000.

We operate our business in two geographic areas, Canada and the Southeastern U.S. We have two reportable segments, “Retail” and “Other.” “Retail” is comprised of all our retail operations in the U.S. and Canada on a combined basis. In Canada, we operate stores under the Birks brand and two stores under the Brinkhaus brand. In the Southeastern U.S., we operate stores under the Mayors brand and one store under the Rolex brand. “Other” consists primarily of our corporate sales division, which services business customers by providing them unique items for recognition programs, service awards and business gifts. Also included in “Other” is manufacturing, which manufactures unique products primarily for the retail segment of our business, internet and gold exchange, which buys gold and other precious metals from customers and sells the gold to refiners.

Our net sales are comprised of revenues, net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, private label and proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average retail sale. For fiscal 2014, fiscal 2013, and fiscal 2012, our total average unit retail sale in the U.S. was $4,919, $4,073 and $3,909, respectively, which excludes service and repair transactions. For fiscal 2014, fiscal 2013, and fiscal 2012, our total average unit retail sale in Canada was $1,319, $1,120 and $1,022, respectively, which excludes service and repair transactions.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses. Cost of sales includes cost of merchandise, direct inbound freight and duties, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes, as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. Selling, general and administrative expenses (“SG&A”) include, but are not limited to, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resources and training expenses. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both our retail brands and the Birks product brand. Marketing has historically represented a significant portion of our SG&A. As a percentage of sales, marketing expenses represented 3.9%, 3.7% and 3.3% of sales for fiscal 2014, 2013 and 2012, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amount of these indirect costs in SG&A was approximately $3.4 million, $3.8 million and $3.8 million for fiscal 2014, 2013 and 2012, respectively. Depreciation and amortization includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles and amortization of intangibles.

Over the short-term, we may focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin rate and gross profits;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow; and

•	maintain flexible and cost effective sources of borrowings to finance our operations and strategies.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•	execute our merchandising strategy to increase net sales and maintain and expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, manufacture or source products;

•	execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Maison Birks and Mayors, as well as the Birks product brand, and to maintain and eventually increase customer traffic, client acquisition and retention and net sales through regional and national advertising campaigns on television, billboards, print, catalog mailings, in-store events, community relations, media and public relations, partnerships with key suppliers, such as Mayors’ relationship with Rolex, and associations with prestige institutions;

•	continue to develop the Birks product brand through expansion of all sales channels including international channels of distribution;

•	provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships; and

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability.

Foreign Currency

Because we have operations in the U.S. and Canada, our results are affected by foreign exchange rate changes. Revenue and expenses incurred in Canadian dollars are translated into U.S. dollars for reporting purposes. Changes in the value of the Canadian dollar compared to the U.S. dollar between periods may materially impact our results and may materially affect period over period comparisons. Over the past several years, the value of the Canadian dollar has varied significantly compared to the U.S. dollar which has impacted the level of our borrowing capacity and, for reporting purposes, in some instances, has resulted in material fluctuations in our net sales, expenses and our profits from our Canadian operations, when expressed in U.S. dollars. As of March 29, 2014, we had not hedged these foreign exchange rate risks.

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We do not include our non-retail store sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated in local currency terms and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods. We believe that this measure provides meaningful information on our performance and operating results. However, readers should know that this financial metric has no standardized meaning and may not be comparable to similar measures presented by other companies.

The percentage increase in comparable store sales for the periods presented below is as follows:

	Fiscal Year Ended
	March 29, 2014	March 30, 2013	March 31, 2012

Canada	2%	7%	4%
U.S.	6%	2%	6%

Total	4%	4%	5%

The increase in comparable store sales during fiscal 2014, fiscal 2013 and fiscal 2012 was primarily related to an increase in our average sale transaction in both the U.S. and Canada. The increase in comparable store sales in the U.S. during fiscal 2014 reflected the success of our timepiece strategy while the increase in comparable store sales in Canada was primarily driven by our fine jewelry business and higher timepiece sales. The U.S. comparable store sales growth in fiscal 2013 were impacted by Mayors no longer carrying Cartier in certain stores, which had a 5% negative impact on comparable store sales growth in the U.S. and a 3% negative impact on our total comparable store sales growth.

Results of Operations

The following is a discussion of factors affecting our results of operations for fiscal 2014 and fiscal 2013. This discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

Fiscal 2014 Compared to Fiscal 2013

The following table sets forth, for fiscal 2014 and fiscal 2013, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 29, 2014	March 30, 2013
	(In thousands)
Net sales	$281,165	$292,759
Cost of sales	166,498	166,585

Gross profit	114,667	126,174

Selling, general and administrative expenses	105,512	110,806
Depreciation and amortization	5,426	4,563

Total operating expenses	110,938	115,369

Operating income	3,729	10,805
Interest and other financing costs	9,512	9,272

(Loss) Income before income taxes	(5,783)	1,533
Income tax expense	18	20

Net (loss) income	$(5,801)	$1,513

Net Sales

	Fiscal Year Ended
	March 29, 2014	March 30, 2013
	(In thousands)

Net sales – Retail	$270,630	$274,725
Net sales – Other	10,535	18,034

Total Net Sales	$281,165	$292,759

Net Sales. Net sales for fiscal 2014 were $281.2 million, a decrease of $11.6 million, or 4.0% as compared to fiscal 2013. The decrease in net retail sales was primarily driven by $10.6 million of lower sales associated with the closure of ten underperforming retail store locations in fiscal 2014 and 2013 and $7.6 million of lower sales related to translating the sales of our Canadian operations into U.S. dollars with a relatively weaker Canadian dollar partially offset by comparable store sales growth of 4% and sales at our two new mono-brand stores in Canada opened during fiscal 2014. The decrease in Net Sales – Other was primarily the result of a $5.6 million decrease in revenues related to our refining operations, $1.2 million of lower Corporate Sales and $0.2 million of lower internet sales.

Gross Profit

	Fiscal Year Ended
	March 29, 2014	March 30, 2013
	(In thousands)

Gross Profit – Retail	$114,210	$120,554
Gross Profit – Other	457	5,620

Total Gross Profit	$114,667	$126,174

Gross Profit. Gross profit was $114.7 million or 40.8% of net sales for fiscal 2014 compared to $126.2 million or 43.1% of net sales for fiscal 2013. Included in the $11.5 million decrease in gross profit was $3.3 million of lower gross profit resulting from the impact of translating the gross profit of the Canadian operations to U.S. dollars with a relatively weaker Canadian dollar. The 230 basis point decrease in gross margin was primarily attributable to a 170 basis point decrease in retail gross margin associated with product sales mix and more aggressive selling of discontinued watch brands and other product lines. The decrease in Gross Profit – Other was primarily a result of lower revenues and margins from our refining operations due primarily to the drop in gold prices that occurred during the fiscal year and lower sales revenues from our Corporate Sales businesses.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $105.5 million, or 37.5% of net sales, for fiscal 2014 compared to $110.8 million, or 37.8% of net sales, for fiscal 2013. The $5.3 million decrease in SG&A during fiscal 2014, as compared to fiscal 2013, was primarily driven by $4.0 million of lower expenses related to the closure of ten store locations in fiscal 2014 and 2013 and $3.1 million of lower expenses related to foreign currency translation, partially offset by $0.9 million of higher expenses related to the two new mono-brand stores and $0.7 million of higher marketing expenses.

Depreciation and Amortization. Depreciation and amortization expense during fiscal 2014 was $5.4 million compared to $4.6 million during fiscal 2013. The increase was primarily due to store remodels during the past year and the opening of the two new mono-brand stores during fiscal 2014.

Interest and Other Financing Costs. Interest and other financing costs were $9.5 million for fiscal 2014 compared to $9.3 million for fiscal 2013. The $0.2 million increase was primarily associated with a higher level of total average debt.

Income Tax Expense. Income tax expense was $18,000 for fiscal 2014, as compared to an income tax expense of $20,000 for fiscal 2013. The relatively low amount of tax expense in fiscal 2014 is due to losses incurred, and in fiscal 2013 it is due to the utilization of unrecognized losses carryforward. In addition, we are recording a 100% valuation allowances on the full value of the deferred tax assets generated by our U.S. and Canadian operations as the criteria for the recognition of these assets was not met at March 29, 2014.

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

Income Tax Expense. Income tax expense was $20,000 for fiscal 2013, as compared to an income tax expense of $23,000 for fiscal 2012. The relatively low amount of tax expense in fiscal 2013 and 2012 is due to the utilization of unrecognized losses carryforward. In addition, we are recording a 100% valuation allowances on the full value of the deferred tax assets generated by our U.S. and Canadian operations as the criteria for the recognition of these assets was not met at March 30, 2013.

Liquidity and Capital Resources

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependent upon our ability to maintain positive excess availability under our senior secured revolving credit facility. As of March 29, 2014, we had approximately $73.9 million outstanding on our $115 million senior secured revolving credit facility. In August 2013, we executed an amendment to our senior secured revolving credit facility, extending the term, which was set to expire in June 2015, to August 22, 2017 and reducing the interest rate charged on the facility by 25 basis points per annum. The amended senior secured revolving credit facility bears interest at a floating rate of LIBOR plus 2.0% to LIBOR plus 2.75% (based on excess availability thresholds and interest coverage thresholds). In August 2013, we also amended our $18 million senior secured term loan, which was also set to expire in June 2015. The amendment increased the amount of the loan to $28 million and extended the maturity date to August 22, 2018. The interest rate on the amended senior secured term loan was reduced from 9.5% per annum (or one-month LIBOR plus 6.5%, whichever is greater) to a fixed rate of 8.77%. The $28 million senior secured term loan is subordinated in lien priority to our senior secured revolving credit facility. These two credit facilities are used to finance working capital, finance capital expenditures, provide liquidity to fund our day-to-day operations and for other general corporate purposes. The terms of the amended senior secured credit facilities require that we maintain positive excess availability at all times. We have complied with the requirement to maintain positive excess availability at all times and no other financial covenants were required to be met as of March 29, 2014. Our excess borrowing capacity was $17.2 million as of March 29, 2014 and $16.4 million as of March 30, 2013.

Under the terms of the facilities, both our senior secured revolving credit facility administrative agent and our senior secured term loan administrative agent may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility administrative agent may impose at its reasonable discretion, however, our senior secured term loan administrative agent’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the term loan borrowing capacity. In addition, the amendment of the secured term loan agreement provides that the term loan administrative agent may impose a supplemental availability reserve not to exceed $2.5 million if at any time our consolidated EBITDA, calculated at the end of each fiscal quarter on a trailing twelve month basis is less than $9 million. As our consolidated EBITDA at the end of fiscal 2014 was above $9.0 million, no supplemental availability reserve was imposed as of March 29, 2014. Furthermore, a $12.5 million, and a $5.0 million seasonal availability block are imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both our senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans by which if we are in default with any other loans, the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan.

Our senior secured revolving credit facility and secured term loan contain limitations on our ability to pay dividends, more specifically, among other limitations, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, we are required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $30 million in order to qualify for payment of dividends.

As a result of our operating performance in the second half of fiscal 2014 and considering our cash requirements for capital expenditures relating to renewing of our store leases in Canada during the next two fiscal years, we entered into negotiations to amend our existing senior secured revolving credit facility and our senior secured term loan agreements. In June 2014 and July 2014, subsequent to our fiscal year end and in conjunction with Montrovest executing a $5.0 million irrevocable standby letter of credit (“LC”) to our senior secured revolving credit lenders to provide the Company with additional operating liquidity, we executed amendments to our senior secured revolving credit agreement and senior secured term loan agreements. The LC and amendments to the senior secured credit facilities are part of a financial recapitalization plan which we are developing to provide greater financial resources for our operations and capital investment needs on both a short and long-term basis. The LC and amendments to the senior secured credit agreements are meant to provide us with the funding and time required to finalize and to complete the Recapitalization Plan by February 2015. There has been no monetary thresholds established by the lenders for the Recapitalization Plan and although we are actively engaged in developing the Recapitalization Plan, currently, we do not have any commitments for financing under the Recapitalization Plan. Any Recapitalization Plan will need to be reviewed and approved by our Board of Directors. In addition, the successful completion of the Recapitalization Plan is not within our control.

In addition to allowing the LC to be included as collateral, as part of the amendments, the senior secured term loan administrator lifted the existing $7.0 million discretionary reserve that had been imposed by the senior secured term loan administrator starting in April 2014, and agreed not to impose any discretionary reserves in the calculation of our borrowing availability under the senior secured revolving credit agreement through February 10, 2015 so long as no event of default exists prior to that date. We agreed to maintain excess availability under our senior secured revolving credit facility of at least $10 million at all times, otherwise it is an event of default, which could result in the outstanding balances under our senior secured revolving credit facility and senior secured term loan becoming due immediately. As part of the amendments, the rate of interest on the senior secured term loan was increased from 8.77% to 12.5% until such time as the Recapitalization Plan is executed at which time the interest rate will change to 11.0%. In addition, the amendments require us to meet the following milestones:

•	Provide weekly updated 13-week cash flow projections acceptable to the senior secured revolving credit facility and senior secured term loan administrative agents as well as weekly variance reports against the cash flow projections until a Recapitalization Plan has been consummated,

•	Deliver an operational restructuring plan to improve our operations acceptable to the senior secured revolving credit facility and senior secured term loan administrative agents by June 27, 2014 (The operational restructuring plan was provided to and has been accepted by the administrative agents),

•	Continue to retain a financial and restructuring consultant satisfactory to the senior secured revolving credit facility and senior secured term loan administrative agents to assist with our weekly cash flow projections and in the development of the operational restructuring plan to improve our operations, and

•	Finalize and close the Recapitalization Plan acceptable to the senior secured revolving credit facility and senior secured term loan administrative agents by February 10, 2015.

As part of the amendment to the senior secured credit facilities, we agreed that deviations of greater than 10% from the 13-week cash flow projection will be considered an event of default, which could result in the outstanding balances under our senior secured revolving credit facility and senior secured term loan becoming due immediately. In addition, if we do not accomplish the actions outlined above, additional reserves of up to $2.5 million may be established by the lenders reducing availability under the senior secured revolving credit facility until such failure is cured by us.

In addition, as part of the amendments, we also agreed to obtain additional financial support of $5.0 million by August 30, 2014 in a form that is acceptable to our lenders of which a principal moratorium aggregate amount of Cdn$2.5 million obtained from Investissement Québec in June 2014 was agreed by the lenders to count towards the financial support to be obtained. Failure to obtain this financial support will result in a reduction of availability under our senior secured revolving credit facility by $125,000 per month for each month until the financial support is obtained, which will effectively reduce our borrowing capacity under this facility. Upon the receipt of an additional Cdn$3.0 million of third party financial support, the permitted deviations on the 13-week cash flow projections is increased to 12.5%.

As of July 25, we had retained the services of a financial and restructuring consultant satisfactory to the senior secured revolving credit facility and senior secured term loan administrative agents, delivered an operational restructuring plan which the lenders have accepted and provided the 13-week cash flow projections and weekly updates to these projections acceptable to the senior secured revolving credit facility and senior secured term loan administrative agents in accordance with the milestones set out in the amendments to the secured credit facility agreements. The operational restructuring plan submitted to and approved by our lenders is estimated to require restructuring charges of between $2 million and $4 million during the next twelve months primarily consisting of employee severance costs, professional fees and costs associated with certain lease terminations. We expect the savings resulting from the restructuring plan will exceed the costs within the first twelve months after completion.

Borrowings under our senior secured revolving credit facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 29, 2014	March 30, 2013
	(In thousands)

Senior secured revolving credit facility availability	$91,175	$83,719
Amount borrowed at year end	73,941	67,307

Excess borrowing capacity at year end	$17,234	$16,412

Average outstanding balance during the year	$78,164	$78,371
Average excess borrowing capacity during the year	$17,061	$14,698
Maximum borrowing outstanding during the year	$93,184	$100,548
Minimum excess borrowing capacity during the year	$9,017	$8,002
Weighted average interest rate for year	3.4%	3.6%

In July 2013, we entered into a lease agreement that provided funding for $3.0 million of remodeling costs for three of the Mayors stores in Florida. The lease financing is secured by the equipment and leaseholds added to the specific stores with the financing repaid over 30 months.

In September 2013, we also entered into a Cdn$5.0 million (US$4.5 million) secured term loan agreement with Investissement Québec. The loan bears interest at a rate of Canadian prime plus 7.0% per annum and is payable in 60 equal monthly installments beginning in September 2014. The loan is secured by the assets of the Company. The loan requires us to maintain a working capital ratio of 1.15 and an adjusted long-term debt to adjusted net assets ratio below 2.5. As of March 29, 2014, our working capital ratio was 1.27 and our adjusted long-term debt to adjusted net asset ratio was 2.2.

In July 2014, we entered into a binding letter of intent for a Cdn$2.0 million secured term loan with Investissement Québec. The loan bears interest at a rate of Canadian Prime plus 10% per annum and is repayable in 48 monthly installments beginning in August 2015.

In July 2014, we also entered into a lease agreement with Bristol Real Estate SA. The lease agreement provides funding for $1 million of furniture, fixtures, leasehold improvements and related equipment located with in our U.S. operations.

In August 2013, we executed $5.0 million in convertible debenture agreements of which $4.8 million was with our controlling shareholder, Montrovest, convertible into Class A voting shares (the “Debentures”). The

Debentures were sold in a private placement and had an annual interest rate of 6%, payable in the form of additional Class A voting shares at the time of conversion of the Debentures at the same conversion price of the Debentures. The Debentures provided the holder with the option to convert the Debentures before December 31, 2015 if a third party investor invested in the Company, on the same terms as the investment by a third party. In addition, the holders of the Debentures had the option, at any time prior to December 31, 2015, to convert the Debenture at a conversion price equal to the greater of:

(i)	$1.30;

(ii)	The market closing price on the last trading day prior to conversion; and

(iii)	The Company’s book value per share

If the Debentures were not converted prior to December 31, 2015, then the Debentures would automatically be converted on December 31, 2015 into Class A voting shares as a conversion price equal to the greater of:

(i)	$1.30;

(ii)	The market closing price on the last trading day prior to the conversion; and

(iii)	The Company’s book value per share.

The $5.0 million of Debentures were converted into 2,941,085 Class A voting shares at the end of August 2013 at an average price of $1.70 per share of which Montrovest received 2,828,634 shares of Class A voting shares of the Company.

In addition to the previously mentioned financing arrangements, we had a Cdn$10.0 million ($9.0 million in U.S. dollars) secured term loan from Investissement Québec of which Cdn$5.2 million ($4.7 million in U.S. dollars) remained outstanding as of March 29, 2014, bearing interest at a rate of prime plus 5.5% per annum, which equated to 8.5% at March 29, 2014 and is repayable in 36 equal monthly payments of Cdn$208,333 ($188,298 in U.S. dollars) beginning in April 2013. In June 2014, we were granted a one year moratorium on the monthly capital repayment amount of Cdn$208,333 ($188,298 in U.S. dollars). Subsequent to the twelve month moratorium, the month capital repayment amount of Cdn$208,333 ($188,298 in U.S. dollars) will commence resulting in the repayment term being extended by twelve months.

As of March 29, 2014, we also had a balance of $1.5 million remaining from an original $5.0 million cash advance from our controlling shareholder, Montrovest. This advance is payable upon demand by Montrovest once conditions stipulated in our senior credit facilities permit such a payment. Commensurate with the amendment of our senior credit facilities, in June 2011, we amended the terms of the $5.0 million cash advance, reducing the annual interest rate from 16%, net of any withholding taxes, representing an effective interest of 17.8% to 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%. In addition, the amended terms (i) eliminated the 7% fee required to be paid to Montrovest upon conversion of the advance into a convertible debenture or Class A voting shares, (ii) eliminated the convertibility of the cash advance into a convertible debenture or Class A voting share in the event of a private placement and (iii) required a one-time payment of a closing fee of $75,000. In August 2012, a partial repayment of $3.5 million was made on these cash advances as a result of the proceeds from the stock rights offering. As a result of entering into the amendment of our senior secured credit facilities in June 2014, we are not permitted to make interest or principal payments related to the cash advance agreement until the Recapitalization Plan has been executed.

The following table summarizes cash flows from operating, investing and financing activities:

(in thousands)	Fiscal 2014	Fiscal 2013	Fiscal 2012

Net cash (used in) provided by:

Operating activities	$(19,117)	$6,176	$4,583

Investing activities	(6,848)	(6,278)	(4,572)

Financing activities	24,629	838	(194)
Effect of changes in exchange rate on cash and cash equivalents	(162)	(37)	(32)

Net (decrease) increase in cash and cash equivalents	$(1,498)	$699	$(215)

Net cash used in operating activities was $19.1 million during fiscal 2014 as compared to $6.2 million provided during fiscal 2013. The $25.3 million decrease in cash flows related to operating activities was primarily the result of the $5.8 million net loss in fiscal 2014 as compared to net income in fiscal 2013 and an increase in the level of inventory during fiscal 2014 compared to a decrease in the level of inventory during fiscal 2013. Inventory totaled $114.6 million at March, 29, 2014, as compared to $137.0 million at March 30, 2013, an increase of $7.6 million or 5.6%. Excluding the impact of $6.6 million of lower inventory due to translating the inventory of our Canadian operations to U.S. dollars with a relatively weaker Canadian dollar, inventory increased by $14.2 million compared to the prior year end. The increase in inventory was primarily due to an increase in comparable store inventory and the opening of two new mono-brand locations partially offset by the closure of four stores in fiscal 2014. The increase in comparable store inventory reflects the initial stocking of new brands and the expansion of existing third-party brands and the new Birks collections.

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

During fiscal 2014, net cash used in investing activities was $6.8 million compared to $6.3 million used during fiscal 2013. The $0.6 million increase in net cash used in investing activities primarily reflects more cash outlays for the two new mono-brand stores. During fiscal 2013, net cash used in investing activities was $6.3 million compared to $4.6 million used during fiscal 2012. The $1.7 million increase in net cash used in investing activities primarily reflects more cash outlays for store remodeling.

Net cash provided by financing activities was $24.6 million in fiscal 2014, as compared to $838,000 during fiscal 2013. The $23.8 million variance in cash flows related to financing activities was primarily due to the $10.0 million increase in our senior secured term loan, the Cdn$5.0 million (U.S. $4.5 million) secured term loan entered into with Investissement Québec and $4.8 million of net proceeds from the issuance of our Debentures, all of which along with an increased use of our senior secured revolving credit facility were used to fund cash flow requirements for operations and capital expenditures. The $1.0 million variance in cash flows related to financing activities between fiscal 2013 and fiscal 2012 was primarily due to an increase use of our senior secured revolving credit facility and proceeds from our stock rights offering net of higher repayments of long-term debt. Included in financing activities during fiscal 2013, was $3.6 million of net proceeds associated with a stock rights offering in August 2012 of which $3.5 million of the proceeds was used to pay down interest-bearing debt under our Amended and Restated Cash Advance Agreements with our controlling shareholder, Montrovest. Montrovest exercised its rights under our stock rights offering and purchased 3,100,088 Class A voting shares for a total subscription price of $3.5 million.

The following table details capital expenditures in fiscal 2014, 2013 and 2012:

	Fiscal Year Ended
	March 29, 2014	March 30, 2013	March 31, 2012
	(In thousands)

New stores and renovations	$6,991	$4,787	$3,434
Electronic equipment, computer hardware and software	2,540	1,220	1,073
Furniture and fixtures	877	547	134
Manufacturing equipment	220	12	63
Other	32	22	105

Total capital expenditures (1)	$10,660	$6,588	$4,809

(1)	Includes capital expenditures financed by capital leases of $4.1 million in fiscal 2014, $160,000 in fiscal 2013, and $81,000 in fiscal 2012 as well as capital expenditures included in accounts payable as of the end of the fiscal year.

Capital expenditures for fiscal 2015 are projected to be approximately $5.7 million and are expected to be used primarily for store remodeling and new stores as well as some I.T. projects. The decrease of approximately $4.9 million in expected capital expenditures as compared to fiscal 2014 is due to the lower level of expenditures planned for store renovations and remodels and information systems upgrades. The expected source of funds for the projected fiscal 2015 capital expenditures is operating cash flows and from the issuance of new equity or other additional sources of financing.

Due to the impact of our financial performance in fiscal 2014 and the level of capital expenditures requirements related to renewing our store leases in Canada over the next two fiscal years, there is a possibility that our existing cash, cash generated from operations and funds available under our credit agreements could be insufficient to fund our future operations, including capital expenditures, or repay debt when it becomes due, and as a result, we may need to raise additional funds through public or private equity or debt financings, including funding from governmental sources which may not be possible. The sale of additional equity securities could result in significant dilution to our shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our common stock. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may restrict our operations. Financing may be unavailable in amounts or on terms acceptable to us or at all, which may have a material adverse impact on our business, including our ability to continue as a going concern.

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

None.

Trend Information

During fiscal 2014, we benefitted from improved domestic and international tourism in the U.S. and a stable economy in Canada. However, in the U.S., the continued high unemployment in Florida negatively impacted spending by U.S. customers in the more moderate price points, although mitigated by increased spending by tourists, especially in the Florida region. In Canada, unseasonably bad weather during the days leading up to Christmas exacerbated store traffic declines during the critical holiday selling period. Increased competition for space in Canada continued to put pressure on occupancy costs and space retention for key locations. Third party brands continue to follow through on opening their own stores and closing distribution in select retail centers and lowering the margins that are earned by retailers impacting our gross margin levels.

We continue to pursue our strategy to develop the Birks product brand and in fiscal 2014, we launched several new collections under the Birks brand. In addition, we continued to pursue our strategies to enhance our customers’ in-store experience which included the opening of two new Birks mono-brand stores in Canada, one in Québec and one in Ontario and the remodeling of three Mayors stores to provide our clients with an engaging buying experience. The extent of our continuing investment in transforming our stores as well as future expansion of all sales channels including international channels of distribution will be dependent upon our ability to raise additional capital to fund such a roll out and expansion. In addition, while we continue to review opportunities to open our first Maison Birks mono-brand store in either Beijing or Shanghai, we do not anticipate that we will be opening a store during fiscal 2015 and our ability to expand into China beyond fiscal 2015 will be dependent upon our ability to identify attractive opportunities and to raise additional capital to fund this expansion.

To further pursue our sustainability objectives and further differentiate our Birks product brand, we are continuing our move towards focusing on the exclusive use of Canadian diamonds for our Birks product brand offering. The Birks Canadian diamond products will be delivered with a certificate of authenticity and a guarantee of origin of the Canadian diamond.

Off-balance sheet arrangements

From time to time, we guarantee a portion of our private label credit card sales to our credit card vendor. As of March 29, 2014 and March 30, 2013, the amount guaranteed under such arrangements was approximately $4.8 million and $6.0 million, respectively. The bad debt experienced under these guarantees has not been material. See Note 12(b) to the consolidated financial statements included in this Annual Report on Form 20-F for additional discussion. We had no other off-balance sheet arrangements as of March 29, 2014 other than our operating lease commitments as detailed below and in Note 11 to our consolidated financial statements.

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of March 29, 2014 and the periods in which payments are due:

	Payments due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands)

Contractual Obligations
Debt maturities(4)	$112,668	$2,636	$4,256	$103,749	$2,027
Capital lease obligations	16,023	1,901	3,762	2,297	8,063
Interest on debt(2)	21,307	5,040	8,642	6,102	1,523
Operating lease obligations(1)	63,248	14,184	21,938	12,530	14,596

Total(3)	$213,246	$23,761	$38,598	$124,678	$26,209

(1)	The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which we are obligated. CAM charges were $4,124,000 in fiscal 2014, $4,294,000 in fiscal 2013, and $4,316,000 in fiscal 2012.
(2)	Excludes interest payments on amounts outstanding under our senior secured revolving credit facility as the outstanding amounts fluctuate based on our working capital needs. Interest expense on variable rate debts was calculated assuming the rates in effect at March 29, 2014.
(3)	In addition to the above and as of March 29, 2014, we had $1.9 million of outstanding letters of credit.
(4)	Includes bank indebtedness in the 3-5 year category to reflect the current expiration date of the line of credit.

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

Leasehold improvements are capitalized and typically include fixturing and store renovations. Amortization of leasehold improvements begins on the date the asset was placed in service and extends to the lesser of the economic life of the leasehold improvement and the initial lease term. Our lease of our Montreal headquarters’ land and building is accounted for as a capital lease. The lease is for a 20-year period from the date of inception, December 12, 2000. The lease allows for several additional term extensions of the lease; however, management has only committed for the initial 20-year period. The implicit interest rate of the long-term debt associated with the capital lease is 10.74%. The outstanding principal balance at March 29, 2014 on this capital lease was $12.2 million.

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

Going concern assumption

Our financial statements have been prepared on a going concern basis which assumes that we will continue our operations for the foreseeable future and be able to realize our assets and discharge our liabilities and commitments in the normal course of business. In evaluating our ability to continue as a going concern, we are required to determine whether we have the ability to fund our operations and meet our cash flow requirements. This evaluation requires us to estimate and forecast our cash flows for at least the next twelve months to determine whether we have sufficient availability under our secured revolving credit facility. Significant estimates that have the greatest impact on our analysis include our estimate of sales, gross margins and expenses, estimates of collateral values performed by our lenders throughout the year which could increase or decrease our availability under our senior secured credit facility, timing of inventory acquisitions, vendor terms and payments, and interest rate and foreign exchange rate assumptions. Further, we have also made judgments on whether any reserves would be imposed by our senior secured credit facilities lenders and our ability to obtain the financing required under the June 2014 and July 2014 amendments to our senior secured credit facilities. Significant variances from our assumptions used in preparing our going concern analysis could significantly impact our ability to meet our projected cash flows and could result in our senior secured lenders imposing additional restrictions on our ability to borrow funds under these credit facilities or the lenders having the right to demand repayment of balances owed under these credit facilities thus impacting our ability to meet our operations and cash flow requirements required to continue as a going concern.

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

Impairment of long-lived assets

We periodically review the estimated useful lives of our depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, we review our long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition is less than its carrying value. Measurement of an impairment loss for such long-lived assets is based on the difference between the carrying value and the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. During fiscal 2014, 2013 and 2012, we did not recognize any long-lived asset impairment charges in our consolidated financial statements.

Income tax assets

Management judgment is required in determining the valuation allowance recorded against deferred tax assets and we record valuation allowances when we determine that it is more-likely-than-not that such deferred tax assets will not be realized in the future. We determined that the criteria for recognition of these assets was not met at the reporting date given our history of losses. We have recorded a $57.6 million valuation allowance against the full value of net deferred tax assets as of March 29, 2014 (see Note 9(a) to the consolidated financial statements). This valuation allowance could be reduced in the future based on sufficient evidence indicating that it is more likely than not that a portion of our deferred tax assets will be realized. Additionally, foreign and domestic tax authorities periodically audit our income tax returns. These audits often examine and test the factual and legal basis for positions we have taken in our tax filings with respect to our tax liabilities, including the timing and amount of deductions and the allocation of income among various tax jurisdictions (“tax filing positions”). We believe that our tax filing positions are reasonable and legally supportable. However, in specific cases, various tax authorities may take a contrary position. In evaluating the exposures associated with our various tax filing positions, we record reserves using a more-likely-than-not recognition threshold for income tax positions taken or expected to be taken. Earnings could be affected to the extent we prevail in matters for which reserves have been established or we are required to pay amounts in excess of established reserves.

Inflation

The impact of inflation on our operations has not been significant to date.

Recent Accounting Pronouncements

See Note 2 (r) and (s) to the consolidated financial statements included in this Form 20-F.

Safe Harbor

See section entitled “Forward-Looking Information” at the beginning of this Annual Report on Form 20-F.

Item 6.	Directors, Senior Management and Employees

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our executive officers and directors, and their respective ages and positions as of May 31, 2014:

Name	Age	Position

Dr. Lorenzo Rossi di Montelera	73	Chairman of the Board & Director
Jean-Christophe Bédos	49	President, Chief Executive Officer & Director
Emily Berlin	67	Director
Davide Barberis Canonico	47	Director
Shirley A. Dawe	68	Director
Elizabeth Eveillard	67	Director
Louis L. Roquet	71	Director
Niccolò Rossi di Montelera	41	Director
Guthrie J. Stewart	58	Director
Michael Rabinovitch	44	Executive Vice President & Chief Financial Officer
Albert J. Rahm, II	60	Executive Vice President, Retail Store Operations
Ian Dorais	36	Vice President, Merchandising & Merchandise Planning
Eva Hartling	33	Vice President, Marketing & Communications
Miranda Melfi	50	Vice President, Legal Affairs & Corporate Secretary
Hélène Messier	54	Vice President & Chief Talent Officer
Marco Pasteris	53	Vice President, Business Development
Milton Thacker, III	53	Vice President & Chief Information Officer/ Process Innovation

Directors

Dr. Lorenzo Rossi di Montelera, age 73, has served as Chairman of our Board of Directors since 1993, and prior to the merger, Dr. Rossi di Montelera served on the board of directors of Mayors. Dr. Rossi di Montelera’s term as a director of Birks Group expires in 2014. He is also on the Board of Directors of Azimut S.p.A. and the Advisory Board of the Global Leadership Institute of New York. Dr. Rossi di Montelera is also a director of Gestofi S.A. and a beneficiary of the Grande Rousse Trust that beneficially owns or controls all of the shares of the Company held by Montrovest. Dr. Rossi di Montelera is the father-in-law of Mr. Carlo Coda-Nunziante who is our Vice President, Strategy. Dr. Rossi di Montelera is also the father of Mr. Niccolò Rossi di Montelera, a fellow director and who, as an employee of Gestofi S.A., provides consulting services to the Company.

Jean-Christophe Bédos, age 49, was our Chief Operating Officer since January 2012 and became our President and Chief Executive Officer on April 1, 2012. He became a director of Birks Group on April 19, 2012, and his term as a director expires in 2014. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweler Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewelry industry at Cartier in 1988.

Emily Berlin, age 67, has been a member of our Board of Directors since November 2005. Ms. Berlin’s term as a director of Birks Group expires in 2014. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005. She was a Senior Managing Director of Helm Holdings International from 2001 until December 2012, which is a member of a diversified privately owned group of companies operating principally in Central and South America where she focused principally on the banking and energy sectors. Since January 2013, Ms. Berlin has been serving as a strategic consultant to SoEnergy International Inc., an affiliate of Helm Holdings International, operating in the energy sector and to Deer Isle Capital LLC, an advisory firm that focuses on growth and catalyst capital. She also serves on the board of the International Women’s Forum Florida. From 1974 to 2000, she was a member of the law firm Shearman & Sterling, becoming a partner in 1981.

Davide Barberis Canonico, age 47, was elected to our Board of Directors in September 2013. Mr. Canonico’s term as a director of Birks Group expires in 2014. He was a member of the board of directors of Mayors since November 2005. Mr. Canonico has been President and Chief Executive Officer of Manifattura di Ponzone S.p.A., an Italian family-owned company in the textile industry, since 1998. He is also a member of the board of Sinterama S.p.A., a company in the textile industry with manufacturing facilities worldwide, since 2001. He is a member of the Supervisory Board of Montrovest B.V.

Shirley A. Dawe, age 68, has been a member of our Board of Directors since 1999. Ms. Dawe’s term as a director of Birks Group expires in 2014. She is also a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management consulting company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the board of directors of numerous public and private companies in Canada and the U.S.

Elizabeth M. Eveillard, age 67, has been a member of our Board of Directors since November 2005. Ms. Eveillard’s term as a director of Birks Group expires in 2014. Ms. Eveillard will not stand for re-election as a director of the Company. She was a member of the board of directors of Mayors from August 2002 until November 14, 2005 and is an independent consultant with over 30 years of experience in the investment banking industry. From 2000 to 2003, she was a consultant and Senior Managing Director, Retailing and Apparel Group, Bear, Stearns & Co., Inc. From 1988 to 2000, she served as Managing Director and Head of the Retailing Group, PaineWebber Incorporated. From 1972 to 1988 she held various positions at Lehman Brothers, including Managing Director in the Merchandising Group. She serves as a director of numerous non-profit organizations.

Louis L. Roquet, age 71, has been a director of Birks Group since August 8, 2007. Mr. Roquet’s term as a director of Birks Group expires in 2014. Mr. Roquet has informed the Company that he will not stand for re-election subsequent to his appointment as Chairman of Investisement Québec. Mr. Roquet served as Managing Director of Cevital Spa, a large Algerian manufacturer of food products since January 2012 to April 2014. He has served as General Manager of the City of Montréal from January 2010 to January 2012. From April 2004 to October 2009, Mr. Roquet served as President and Chief Operating Officer of Desjardins Venture Capital and was responsible for managing Desjardins’ venture capital funds together with those of Capital Regional and Cooperatif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. From 2002 to 2004, Mr. Roquet served as President and General Manager of Societe des alcools du Québec (“SAQ”), Québec’s Liquor Board. Prior to 2002, he held the title of President and Chief Executive Officer of Investissement Québec, Secretary General of the City of Montréal and General Manager of Montréal Urban Community. He also serves as a director of numerous non-profit organizations.

Niccolò Rossi di Montelera, age 41, has been a director of Birks Group since September 2010. Mr. Rossi di Montelera’s term as a Director of Birks Group expires in 2014. Mr. Rossi di Montelera has been a consultant for Gestofi S.A. since August 2009 and provides consulting services to the Company in the areas of e-commerce, new product and brand development and wholesale in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002, he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of the Directors of Montrovest until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, the Company’s Chairman of the Board and is the brother-in-law of Mr. Carlo Coda-Nunziante who is the Company’s Vice President, Strategy.

Guthrie J. Stewart, age 58, has been a director of Birks Group since October 2010. Mr. Stewart’s term as a Director of Birks Group expires in 2014. From 2001 to 2007, Mr. Stewart was a partner of EdgeStone Capital Partners, a Canadian private equity firm. From 1992 to 2000 he served principally as Group EVP Global Development and President and Chief Executive Officer of the Canadian operations of Teleglobe Inc. From 1987 to 1992, he was the Vice President, Legal and Corporate Development of BCE Mobile Inc. (currently Bell Mobility) and from 1979 to 1986, Mr. Stewart was a corporate, commercial and securities lawyer at Osler, Hoskin & Harcourt. Mr. Stewart also has been and currently is a member of a number of other corporate boards and advisory boards.

Other Executive Officers

Michael Rabinovitch, age 44, is our Executive Vice President & Chief Financial Officer and has been with Birks Group since August 2005. Prior to joining Birks Group, Mr. Rabinovitch had been Vice President of Finance of Claire’s Stores, Inc. since 1999. Before joining Claire’s Stores, Inc., Mr. Rabinovitch was Vice President of Accounting & Corporate Controller at an equipment leasing company. Mr. Rabinovitch spent five years with Price Waterhouse LLP. Mr. Rabinovitch is a licensed CPA and a member of the American Institute of Certified Public Accountants.

Albert J. Rahm, II, age 60, is our Executive Vice President, Retail Store Operations and has been with Birks Group since April 2007. Prior to joining us, Mr. Rahm was the President of C.D. Peacock, a jewelry retail in Chicago from March 2006 until April 2007 and prior to that was Vice President, Retail Store Operations for Mayors since 1991 and for Birks since 2005 until March 2006. Prior to joining Mayors in 1991, Mr. Rahm owned and operated three retail jewelry stores for a fourteen-year period in Shreveport, Louisiana.

Ian Dorais, age 36, is our Vice President, Merchandising & Merchandise Planning and has been with Birks Group since December 2011. Prior to joining us, he was with Liz Claiborne Canada from November 2007 to December 2011 as Director, Planning and Allocation and then Vice President, Planning and Allocation.

Eva Hartling, age 33, is our Vice President, Marketing & Communications and has been with Birks Group since August 2010. From August 2010 to November 2013, she was Director, Public Relations. Prior to joining Birks Group, Ms. Hartling, from 2009 to 2010, was with Telefilm Canada and held the position of Senior Advisor, External Communications. From 2007 to 2009, Ms. Hartling was Director, External Communications at Rona Inc., a publicly-traded retailer and distributor of hardware, building materials and home renovation products. From 2002 to 2007, she held various positions in public relations.

Miranda Melfi, age 50, is our Vice President, Legal Affairs and Corporate Secretary and has been with Birks Group since April 2006. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

Hélène Messier, age 54, is our Vice President & Chief Talent Officer and has been with Birks since November 2000. Prior to joining Birks, she was Assistant General Manager of the Federation des Producteurs de Lait du Québec from November 1997 to November 2000. From 1982 to 1997, she held various management positions both in operations and human resources with Bell Canada.

Marco Pasteris, age 53, is our Vice President, Business Development and has been with Birks since September 1993 in several capacities including Vice President, Finance and Treasurer. Prior to joining Birks Group, Mr. Pasteris was the representative of the Fata S.p.A. of Pianezza, Italy in Sovitalprodmash, Volsk, Russia (a Fata S.p.A. Joint Venture) from 1991 to 1993. Before joining Sovitalprodmash, Mr. Pasteris was Controller of International Operations at the Gruppo Finanziaro Tessile S.p.A., Torino, Italy, where he spent six years.

Milton Thacker, III, age 53, is our Vice President & Chief Information Officer and has been with Birks Group since 1994. From 1994 to 2004, Mr. Thacker held various information technology positions leading to his role as Vice President & Chief Information Officer starting in 2004. Prior to joining Birks Group, Mr. Thacker led the IT divisions at Tate Andale and Marlenn Corporation, manufacturers, and held various IT positions at The Kronheim Company, a wholesale distributor, and at New England Development, a shopping center developer.

COMPENSATION OF DIRECTORS AND OFFICERS

Director Compensation

During fiscal 2014, each director who was not an employee of the Company received an annual fee of $25,000 for serving on our Board of Directors and $1,500 for each Board meeting attended in person. The chairperson of each of the audit committee, compensation committee and corporate governance committee received an additional annual fee of $10,000, $8,000 and $5,000, respectively. Since October 2012, the members of each of the audit committee, compensation committee and corporate governance committee received an additional annual fee of $5,000, $4,000 and $2,500, respectively and the independent member of the executive committee received an additional annual fee of $4,000. The chairperson of any special independent committee of directors that may be established from time to time is entitled to receive $10,000 for his or her service and the other members of the committee are each entitled to receive $5,000 for their service on such committee. Each director who is not an employee of the Company is entitled to receive a grant of 5,000 stock appreciation rights on April 1 of each year, an increase from 1,000 stock appreciation rights previously granted prior to September 2012. In April 2012, 1,000 stock appreciation rights were granted to each non-employee director. In September 2012, April 2013 and April 2014, 4,000, 5,000 and 5,000 respectively, of stock appreciation rights were granted to each non-employee director. All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

Executive Compensation

We are a “foreign private issuer” under U.S. securities laws and not a reporting issuer under Canadian securities laws and are therefore not required to publicly disclose detailed individual information about executive compensation in our home jurisdiction. However, the executive compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers are detailed in our Management Proxy Circular as such document is referred to below. Under the Canada Business Corporations Act, being the statute under which we were incorporated, we are only required to provide certain information on aggregate executive compensation. The aggregate compensation paid by us to our ten executive officers in fiscal 2014, one of which left the Company and two others became executive officers during the year, was approximately $2,702,000 (annual salary).

The summary compensation table regarding our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers and the option/SAR grants and exercise of options tables in our Management Proxy Circular will be filed on Form 6-K with the SEC in connection with our 2014 Annual and Special Meeting of Shareholders.

Birks Group Incentive Plans

Long-Term Incentive Plan

In 2006, Birks Group adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks Group’ business. As of May 31, 2014, there were 147,320 cash-based stock appreciation rights that were granted to members of the Company’s Board of Directors and stock options to purchase 475,000 shares of the Company’s Class A voting shares granted to ten members of the Company’s senior management team under the Long-Term Incentive Plan. The stock appreciation rights outstanding as of May 31, 2014, under the Long-Term Incentive Plan have a weighted average exercise price of $1.76 and the stock options outstanding as of May 31, 2014, under the Long-Term Incentive Plan have a weighted average exercise price of $1.07.

In general, the Long-Term Incentive Plan is administered by Birks Group’ Board of Directors or a committee designated by the Board of Directors (the “Administrator”). Any employee or consultant selected by the Administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The selection of the grantees and the nature and size of grants and awards are wholly within the discretion of the Administrator. The Long-Term Incentive Plan provides for the grant of incentive stock options that qualify under Section 422 of the Code and non-statutory options, stock appreciation rights, restricted stock awards, restricted stock units and performance unit or share awards, as such terms are defined in the Long-Term Incentive Plan.

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

We cannot issue Class A voting shares or awards under the Long-Term Incentive Plan if such issuance, when combined with the Class A voting shares issuable under any of our other equity incentive award plans and all other Class A voting shares issuable under the Long-Term Incentive Plan would exceed 1,304,025 Class A voting shares, unless the issuance of such shares or awards in excess of this limit is approved by the shareholders of the Company. However, this limit shall not restrict the Company to issue awards under the Long-Term Incentive Plan that are payable other than in shares, including cash-settled stock appreciation rights. As of March 29, 2014, the Company could issue 416,695 of additional Class A voting shares or awards under its Long-Term Incentive Plan without exceeding this limit.

In the event of a change in control of Birks Group, the Administrator, at its sole discretion, may determine that all outstanding awards shall become fully and immediately exercisable and vested. In the event of dissolution or liquidation of Birks Group, the Administrator may, at its sole discretion, declare that any stock option or stock appreciation right shall terminate as of a date fixed by the Administrator and give the grantee the right to exercise such option or stock option right.

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

Employee Stock Purchase Plan

In 2006, Birks Group adopted an Employee Stock Purchase Plan (“ESPP”), which was approved in February 2006. The ESPP permits eligible employees, which do not include executives of Birks Group Inc., to purchase our Class A voting shares from Birks Group at 85% of their fair market value through regular payroll deductions. A total of 100,000 shares of our Class A voting shares are reserved for issuance under the ESPP. As of May 31, 2011, 99,995 shares have been issued under the ESPP and no additional shares will be issued under this plan. No shares were issued under the ESPP in fiscal 2014, 2013 and 2012.

CEO and Senior Executives Long-Term Cash Incentive Plans

During the year ended March 30, 2013, the Board of Directors approved the long-term cash incentive plans (“LTCIPs”) for the Chief Executive Officer and Senior Executive members. The intention of the LTCIPs are to reward the Chief Executive Officer and other members of senior management based on our performance over three-year cycles, the first of which began with the fiscal 2013 through fiscal 2015 period. The approval of a new three-year cycle is at the discretion of the Board of Directors on recommendation of the compensation committee. The payouts under the LTCIPs will be based on our earnings before tax (“EBT”) performance with the payout level earned during the three-year period either increasing or decreasing based on our EBT performance levels versus thresholds established in each of the three years of the three-year cycle and afterwards, if the LTCIPs are continued. The payout will be 1/3 of the LTCIPs value earned at the end of the first three year cycle and 1/3 of the LTCIPs value for every year thereafter, subject to the Chief Executive Officer and participating executives continued employment and subject to the payment not causing any default on the Company’s credit facilities. The LTCIPs payouts will continue to rise or fall based on the Company’s performance each year. The total LTCIPs pool is only created to compensate if EBT is above a certain growth rate and the payout is capped so that the total three-year costs of the programs combined does not exceed 10% of our total earnings before taxes for the three-year period. As of March 29, 2014, no amounts were earned under the LTCIP.

Birks Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of our business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of May 31, 2014, there were 6,454 Class A voting shares underlying options granted under the Birks ESOP.

Mayors Equity-Incentive Plans

1991 Stock Option Plan and Long-Term Incentive Plan

The Company has outstanding employee stock options and SARs issued to employees and members of the Board of Directors of Mayors under the 1991 Stock Option Plan (“the 1991 Plan”) and the Long-Term Incentive Plan (the “Mayor’s LTIP”) approved by the former Board of Directors of Mayors. Under these plans, the option price was required to equal the market price of the stock on the date of the grant or in the case of an individual who owned 10% or more of the common stock of Mayors, the minimum price was to be set at 110% of the market price at the time of issuance. Options granted under these programs generally became exercisable from six months to three years after the date of grant, provided that the individual was continuously employed by Mayors, or in the case of directors, remained on the Board of Directors. All options generally expired no more than ten years after the date of grant. No further awards will be granted under these plans. However, these plans will remain effective until the outstanding awards issued under the plans terminate or expire by their terms. As of May 31, 2014, there were 4,347 and 3,836 Class A voting shares underlying awards granted under the Mayor’s LTIP and the 1991 Plan, respectively, following the Offer to Amend (as described below). The awards outstanding under the Mayor’s LTIP and the 1991 Plan have a weighted average exercise price of $1.00 and $5.19, respectively.

Stock Option Amendments

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

Under our Restated Articles of Incorporation, our directors serve one-year terms although they will continue in office until successors are appointed. None of the members of our Board has service agreements providing for benefits upon termination of employment, except for Mr. Bédos, our President and Chief Executive Officer. See “Item 10. Additional Information—Material Contracts—Employment Agreements.”

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

During fiscal 2014, our Board of Directors held a total of seven board of directors meetings and nineteen committee meetings. During such period, seven out of the nine directors attended 100% of the meetings of the Board of Directors, and two directors attended 71% of the Board meetings.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. During fiscal 2014, our Board of Directors was composed of the four main committees below. The Board of Directors may from time to time also create special committees of the Board as needed.

1. Audit Committee. We have a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. During fiscal 2014, the audit committee held five meetings and all members of the audit committee attended these meetings during such period except for one member who attended 80% of the meetings. During fiscal 2014, the audit committee was comprised of Louis L. Roquet (Chair), Emily Berlin and Guthrie Stewart, each of whom was financially literate and an independent (as defined by the NYSE MKT listing standards and SEC rules), non-employee director of Birks Group. We have determined that Louis Roquet is financially sophisticated and have waived the requirement for the present time under the audit committee’s charter that at least one member of the audit committee be designated as an “audit committee financial expert” as this term is defined under SEC rules. Neither the SEC nor the NYSE MKT requires us to designate an “audit committee financial expert” and we have not determined that any of our current directors would qualify as such.

2. Compensation Committee. We have a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of Birks Group. The compensation committee also establishes criteria for goals and objectives for variable compensation, evaluates the performance of the Chief Executive Officer on an annual basis and provides recommendations to the Board of Directors regarding Chief Executive Officer and senior management succession plans. Certain decisions regarding compensation of certain other executive officers are reviewed by the compensation committee. During fiscal 2012, the compensation committee led the board initiative for leadership transition of the Chief Executive Officer. During fiscal 2014, the compensation committee held four meetings and all of the members of the compensation committee attended these meetings during such period. During fiscal 2014, the compensation committee was comprised of Shirley A. Dawe (Chair), Guthrie J. Stewart, and Elizabeth Eveillard. Every member of the Compensation Committee was an independent (as defined by the NYSE MKT listing standards), non-employee director of Birks Group.

3. Corporate Governance Committee. We have a standing corporate governance committee which has also assumed the functions of a nominating committee in accordance with the SEC rules and NYSE MKT listing requirements on nominating committees. The corporate governance committee is responsible for overseeing all aspects of our corporate governance policies. The corporate governance committee is also responsible for the oversight and review of all related party transactions and for nominating potential nominees to the Board of Directors. Our policy with regard to the consideration of any director candidates recommended by a shareholder is that we will consider such candidates and evaluate such candidates by the same process as candidates identified by the corporate governance committee. During fiscal 2014, the corporate governance committee held four meetings and all members of the corporate governance committee attended these meetings during such period except for one member who attended 75% of the meetings. Our corporate governance committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. The current members are Emily Berlin (Chair), Louis L. Roquet, and Guthrie J. Stewart. Every member of the Corporate Governance Committee is an independent (as defined by the NYSE MKT listing standards), non-employee director of Birks Group.

4. Executive Committee. We have a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between meetings of the Board of Directors for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in our operations, including but not limited to, the monitoring of the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. The executive committee currently has four members consisting of: Niccolo Rossi di Montelera (Chair), Jean-Christophe Bédos, Elizabeth Eveillard, and Davide Barberis Canonico. During fiscal 2014, the executive committee held six meetings. All of the members of the executive committee attended these meetings during such period except for one member who attended 83% of the executive committee meetings.

EMPLOYEES

As of March 29, 2014, we employed approximately 732 persons. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, training, retraining and developing the best people in our industry.

Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations and corporate sales. The table below sets forth headcount by category and geographic location for the periods indicated:

	Canada	U.S.	Total
As of March 29, 2014:
Administration	183	91	274
Retail	282	175	457

Total	465	266	731

As of March 30, 2013:
Administration	216	87	303
Retail	316	171	487

Total	532	258	790

As of March 31, 2012:
Administration	224	112	336
Retail	305	197	502

Total	529	309	838

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2014, based on 10,204,578 Class A voting shares, by each executive officer and each director:

Name of Beneficial Owner	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Dr. Lorenzo Rossi di Montelera(1)	869		*
Jean-Christophe Bédos(2)	133,334	1.3%
Shirley A. Dawe(3)	1,545		*
Emily Berlin(4)	46,952		*
Elizabeth Eveillard(5)	182,010	1.8%
Louis L. Roquet	—	—
Niccolò Rossi di Montelera	—	—
Davide Barberis Canonico	—	—
Guthrie J. Stewart	—	—
Michael Rabinovitch(6)	37,681		*
Marco Pasteris(7)	176,154	1.7%
Albert J. Rahm, II(8)	5,000		*
Ian Dorais(9)	1,667		*

*	Less than 1%.
(1)	Includes an option to purchase 869 Class A voting shares which is currently exercisable at a price of $7.14 per share and expires on January 1, 2015. Dr. Rossi di Montelera is a beneficiary of Grande Rousse Trust. Grande Rousse Trust beneficially owns or controls 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest in addition to 5,928,722 Class A voting shares. Holders of Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Dr. Rossi di Montelera expressly disclaims beneficial ownership over the shares held by Montrovest.
(2)	Includes (a) an option to purchase 150,000 Class A voting shares, exercisable at a price of $1.04 per share and which expires on January 4, 2022, which vests over a period of three (3) years beginning on January 4, 2012 and currently 100, 000 are vested and exercisable or exercisable within 60 days of May 31, 2014 and included in the table above, and (b) an option to purchase 100,000 Class A voting shares exercisable at a price of $0.84 per share and which expires on April 18, 2023, which vests over a period of three (3) years beginning on April 18, 2013 and currently 33,334 are vested and exercisable or exercisable within 60 days of May 31, 2014 and included in the table above.
(3)	Includes 1,545 Class A voting shares.
(4)	Includes 46,952 Class A voting shares.
(5)	Includes (a) an option to purchase 869 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2014, at an exercise price of $7.14 which expires on January 1, 2015, (b) 13,477 Class A voting shares held directly, and (c) 167,664 Class A voting shares owned by her husband.
(6)	Includes (a) stock appreciation rights to purchase 4,347 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2014, which at an exercise price of $1.00 per share and expire on March 16, 2020, (b) an option to purchase 25,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2014, at a price of $1.25 and which expires on September 23, 2020 and (c) an option to purchase 25,000 Class A voting shares, of which 8,334 are vested and exercisable or exercisable within 60 days of May 31, 2014 and included in the table above, exercisable at a price of $0.89 and which expires on November 14, 2022. An option to purchase 25,000 Class A voting shares, of which none are vested, exercisable at a price of $1.66 and which expires on September 12, 2023, has not been included as the option is not vested.
(7)	Includes (a) an option to purchase 2,170 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2014, which is exercisable at a price of $1.05 per share and expires on April 16, 2020, (b) an option to purchase 15,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2014, at a price of $1.25 and expire on September 23, 2020, (c) Warrants to purchase 48,110 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2014, at prices of $3.34 to $6.21 per share and expire August 20, 2022, (d) an option to purchase 10,000 Class A voting shares, of which 3,334 are vested and included in the table above, exercisable at a price of $0.89 and expire on November 14, 2022, and (e) 107,540 Class A voting shares. An option to purchase 15,000 Class A voting shares, of which none are vested, exercisable at a price of $1.66 and which expires on September 12, 2023, has not been included as the option is not vested.

(8)	Includes an option to purchase 15,000 Class A voting shares, of which 5,000 are vested and exercisable or exercisable within 60 days of May 31, 2014 and included in the table above, exercisable at a price of $0.89 per share and which expires on November 14, 2022.
(9)	Includes an option to purchase 5,000 Class A voting shares, of which 1,667 are vested and exercisable or exercisable within 60 days of May 31, 2014 and included in the table above, exercisable at a price of $0.89 per share and which expires on November 14, 2022.

For arrangements involving the issuance or grant of options or shares of the Company to such named executive officers and other employees, see above under the heading “Compensation of Directors and Officers” and Item 10. “Additional Information—Material Agreements—Employment Agreements.”

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2014 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and Class B multiple voting shares. The major shareholders listed with Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Unless otherwise indicated in the table, each of the individuals named below has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 10,204,578 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on May 31, 2014, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Annual Report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of May 31, 2014 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. For information regarding entities or persons that directly or indirectly control us, see “Item 3. Key Information – Risk Factors – Risks Related to the Company.”

Name of Beneficial Owner (1)	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Grande Rousse Trust (2)	13,646,692	76.1%
Rohan Private Trust Company Limited (3)	13,646,692	76.1%
Montrovest BV(4)	13,646,692	76.1%
Prime Investments S.A. (5)	1,536,047	15.1%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.
(2)	Includes 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montrovest are beneficially owned by Grande Rousse Trust. Dr. Rossi di Montelera who is the Company’s Chairman of the Board of Directors is a beneficiary of Grande Rousse Trust. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.
(3)	Trustee of Grande Rousse Trust. Includes 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The shares held by Montrovest are beneficially owned by Grande Rousse Trust. Dr. Rossi di Montelera is a beneficiary of Grande Rousse Trust. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.
(4)	Comprised of 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.
(5)	The Company has been advised that Asiya Trust Co. PTE. Ltd., as trustee of the Beech Settlement trust, exercises voting and investment control over the securities held of record by Prime Investments S.A.

As of May 31, 2014, there were a total of 325 holders of record of our Class A voting shares, of which 248 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 42.5% of our outstanding Class A voting shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees. None of our Class B multiple voting shares are held in the United States. Each Class B multiple voting share entitles the holder to ten (10) votes at all meetings of our shareholders (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of our restated articles or the Canada Business Corporations Act).

Following (a) the stock rights offering in August 2012, whereupon Montrovest purchased 3,100,088 Class A voting shares and (b) the private placement in 2013 whereupon Montrovest converted its Debenture into 2,828,634 Class A voting shares, Montrovest’s beneficial ownership of the Company’s shares increased from 67.8% to 76.1%.

RELATED PARTY TRANSACTIONS

Diamond Supply Agreement

On August 15, 2002, Birks entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments S.A., a related party, is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2014, Birks did not purchase any diamonds or finished goods from Prime Investments S.A. and related parties. As of May 31, 2014, Prime Investments S.A. beneficially owned 15.1% of the outstanding Class A voting shares of Birks Group.

Management Consulting Services Agreement

In June 2011, we entered into a management consulting services agreement with Montrovest. Under the agreement, we pay Montrovest an annual retainer fee of €140,000 ($193,000 in U.S. dollars) in exchange for services related to the raising of capital for international expansion projects and such other services relating to merchandising and/or marketing of the Company’s products as the Company may request. The agreement was in effect until June 2012 and will be extended automatically for successive terms of one year unless either party gives a 60 day notice of its intention not to renew. The yearly renewal of the agreement is subject to the review and approval of the Company’s Corporate Governance Committee and the Board of Directors. Mr. Davide Barbaris Canonico, one of the Company’s directors, is a member of the Supervisory Board of Directors of Montrovest and Mr. Carlo Coda-Nunziante, the Company’s Vice President, Strategy was a managing director of Montrovest until June 30, 2012. In fiscal 2014, we paid €140,000 (approximately $188,000 in U.S. dollars) under this agreement to Montrovest. In April 2014, the agreement was renewed for an additional one year period ending June 8, 2015. Our Board of Directors approved our entering into the agreement and its renewal with Montrovest in accordance with our Code of Conduct relating to related party transactions. As a result of entering into amendments to our senior secured revolving loan agreement in June and July 2014 and term loan agreement, we are not permitted to make payments under this contract until we have executed the Recapitalization Plan.

Cash Advance Agreements

In February 2009 and May 2009, we received $2.0 million and $3.0 million, respectively, in the form of cash advances from our controlling shareholder, Montrovest, to finance our working capital needs and for general corporate purposes. These advances and any interest thereon are subordinated to the indebtedness of our existing senior credit facilities and secured term loans and were convertible into a convertible debenture or Class A voting shares in the event of a private placement or, are repayable upon demand by Montrovest subject to the conditions stipulated in our senior credit facilities. These cash advances bore interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance would have been paid to Montrovest. In June 2011, the cash advance agreements were amended and restated reducing the annual interest rate to 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%, removing the requirement to pay a 7% fee to Montrovest upon conversion into convertible debentures or Class A voting shares and eliminating the convertibility of the cash advance into a convertible debenture or Class A voting shares in the event of a private placement. In addition, the amended and restated cash advance agreements required a one-time payment of an amendment fee of $75,000 in fiscal 2012. In August 2012, we repaid $3.5 million of these cash advances from the proceeds of our stock rights offering. As a result of entering into amendments to our senior secured revolving loan agreement and term loan agreement in June and July 2014, we are not permitted to make interest or principal payments related to the cash advance agreement until we have executed the Recapitalization Plan.

Consulting Services Agreement

On June 30, 2009, our Company’s Board of Directors approved our Company entering into a consulting services agreement with Gestofi S.A. (“Gestofi”) in accordance with our Company’s Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi di Montelera as the employee of Gestofi responsible for providing the consulting services related to the development of our Company’s e-commerce, new product development, wholesale business and such other services reasonably requested by our Chief Executive Officer or Chairman. The consulting services were provided to us for a fee of approximately Cdn$13,700 ($12,383 in U.S. dollars) per month less any applicable taxes plus out of pocket expenses. The initial one-year term of the agreement began on August 1, 2009 and the agreement may be renewed for additional one-year terms. The agreement has been renewed yearly and was renewed in June 2014 for additional one-year term with the monthly fee changed to 13,000 Swiss francs ($16,912 in U.S. dollars) per month. Mr. Niccolò Rossi di Montelera is a member of our Company’s Board of Directors and the son of Dr. Lorenzo Rossi di Montelera, our Chairman and a director and chairman of the board of Gestofi.

Reimbursement Letter Agreement

In accordance with our Company’s Code of Conduct related to related party transactions, in April 2011, our Corporate Governance Committee and Board of Directors approved, the reimbursement to Regaluxe S.r.l. of expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, our Chairman, and of Mr. Niccolò Rossi di Montelera, the Chairman of our Executive Committee, for work performed on behalf of the Company, up to a yearly maximum of $260,000. This agreement has been renewed yearly and was renewed in April 2014 for an additional one year term. During fiscal 2014, the Company paid $237,000 to Regaluxe S.r.l. under this agreement.

Distribution Agreement

In April 2011, our Corporate Governance Committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe S.r.l. Under the agreement, Regaluxe S.r.l. is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on June 1, 2011. Under this agreement, we pay Regaluxe S.r.l. a net price for our products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe S.r.l. less a discount factor of 3.5%. The agreement’s initial term was until May 30, 2012 and may be renewed by mutual agreement for additional one-year terms. The agreement has been renewed yearly and in April 2014 the agreement was renewed for an additional one year period. During fiscal 2014, we paid approximately $1,000 to Regaluxe S.r.l. under this agreement.

Convertible Debenture

In August 2013, we executed $5.0 million convertible debenture agreements of which $4.8 million was with our controlling shareholder, Montrovest, convertible into Class A voting shares. The Debentures were sold in a private placement and had an annual interest rate of 6%, payable in the form of additional Class A voting shares at the time of conversion of the Debentures at the same conversion price of the Debentures. The Debentures provided the holder with the option to convert the Debentures before December 31, 2015 if a third party investor invested in the Company, on the same terms as the investment by a third party. In addition, the holders of the Debentures had the option, at any time prior to December 31, 2015, to convert the Debenture at a conversion price equal to the greater of:

(i)	$1.30;

(ii)	The market closing price on the last trading day prior to conversion; and

(iii)	The Company’s book value per share

If the Debentures were not converted prior to December 31, 2015, then the Debentures would automatically be converted on December 31, 2015 into Class A voting shares as a conversion price equal to the greater of:

(i)	$1.30;

(ii)	The market closing price on the last trading day prior to the conversion; and

(iii)	The Company’s book value per share.

The $5.0 million of Debentures were converted into 2,941,085 Class A voting shares at the end of August 2013 at an average price of $1.70 per share of which Montrovest received 2,828,634 shares of Class A voting shares of the Company.

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

Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Report other than the receipt of the LC and amendments executed in June and July 2014 to our senior secured revolving credit and secured term loan agreements, the granting of a one year moratorium of the monthly capital repayment amount of Cdn$208,333 by Investissement Québec, the receipt of a binding letter of intent for a Cdn$2.0 million secured term loan with Investissement Québec and our entering into a $1.0 million lease agreement with Bristol Real Estate SA for furniture, fixtures, leasehold improvements and related equipment located within our U.S. operations.

Item 9.	The Offer and Listing

TRADING MARKET

Effective November 15, 2005, our Class A voting shares were listed and began to trade on the NYSE MKT and are currently trading under the symbol “BGI.” The following table sets forth, for all recently completed full financial years since we began trading on the NYSE MKT, the reported high and low sale prices for the Class A voting shares:

Birks Group Inc. Highest/Lowest Stock Price for the Five Most Recent Full Financial Years
Fiscal year	Highest	Lowest
2014	$2.50	$0.68
2013	$1.19	$0.72
2012	$1.71	$0.90
2011	$6.20	$0.70
2010	$1.80	$0.26

The following table sets forth, for each of the most recent six months, the reported high and low sale prices for the Class A voting shares:

Birks Group Inc. Highest/Lowest Stock Price for the Most Recent Six Months
Month	Highest	Lowest
June 2014	$1.23	$1.12
May 2014	$1.25	$1.10
April 2014	$1.27	$1.12
March 2014	$1.32	$1.07
February 2014	$1.45	$1.11
January 2014	$1.75	$1.08

The following table sets forth, for each quarter in fiscal 2014 and 2013 and any subsequent period, the reported high and low sale prices for the Class A voting shares:

Birks Group Inc. Highest/Lowest Stock Price for Each Quarter in fiscal 2014 and 2013 and Any Subsequent Period
Subsequent Period	Highest	Lowest
Quarter ended June 2014	$1.27	$1.08
Fiscal 2014
Quarter ended March 2014	$1.75	$1.07
Quarter ended December 2013	$2.10	$1.15
Quarter ended September 2013	$2.50	$1.05
Quarter ended June 2013	$1.34	$0.68
Fiscal 2013
Quarter ended March 2013	$0.94	$0.72
Quarter ended December 2012	$1.17	$0.72
Quarter ended September 2012	$1.19	$0.89
Quarter ended June 2012	$1.15	$0.89

Item 10.	Additional Information

ARTICLES OF INCORPORATION AND BY-LAWS

Our Restated Articles of Incorporation do not restrict the type of business that we may carry on. A copy of our Restated Articles of Incorporation are contained in exhibit 1.1 to this Annual Report and which we incorporate by reference. A copy of our By-law No. One is contained as an exhibit to the Form 20-F that we filed with the SEC on July 3, 2012, and which we incorporate by reference. Additionally, certain rights of our shareholders pursuant to our Restated Articles of Incorporation, our By-laws and the Canada Business Corporations Act were set out in the F-4 registration statement (File No. 333-126936) that was filed with the SEC on July 27, 2005, and which we incorporate by reference herein and we refer you to the headings therein entitled “Description of Birks Capital Stock” and “Comparison of Stockholder Rights.”

On April 19, 2012, our Board of Directors approved an amendment to our By-laws to, among other things, add the title and description of the Vice Chairman position, revise the declaration of dividends section of the By-laws, and add a banking and borrowing arrangements section to the bylaws. Under Canadian law, the amendment to our By-laws had to be ratified by the shareholders of the Company. At our 2012 Annual and Special Meeting of Shareholders, our shareholders ratified the amendment to our By-laws.

On September 12, 2013, at our Annual Meeting of Shareholders, our shareholders approved articles of amendment to our Restated Articles of Incorporation to change our corporate name to Birks Group Inc. A copy of the articles of amendment is filed with this Annual Report on Form 20-F.

MATERIAL CONTRACTS

We have not entered into any material contract other than in the ordinary course of business and other than those described below or in Items 4, 5, 7 and 19 of this Annual Report on Form 20-F.

Employment Agreements

Jean-Christophe Bédos

On January 4, 2012, we entered into an employment agreement, or the “Agreement”, with Jean-Christophe Bédos, who succeeded Mr. Andruskevich as the President & Chief Executive Officer effective April 1, 2012, and prior to that was our Chief Operating Officer. The Agreement provides Mr. Bédos with a base salary of CDN$700,000 ($644,152 in U.S. dollars based on foreign exchange rates as of May 31, 2014), an annual cash bonus set at a minimum of CDN$282,500 ($259,501 in U.S. dollars based on foreign exchange rates as of May 31, 2014) for fiscal year ended March 30, 2013, of which CDN$141,250 was paid during fiscal 2012 and CDN$141,250 was paid in fiscal 2014, an option to purchase 150,000 shares of the Company’s Class A voting shares that will vest over three years and other health and retirement benefits. If Mr. Bédos is terminated without “cause” or resigns for “good reason,” as these terms are defined in the Agreement, the Agreement provides that Mr. Bédos will receive (i) any earned and accrued but unpaid base salary, (ii) up to 12 months of salary in lieu of further salary or severance payments, (iii) certain health benefits for up to twelve months, and (iv) his bonus through the date of termination. Mr. Bédos is prohibited from competing with us during his employment and for a period of twelve-months thereafter.

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

Except where specifically noted, the discussion below does not address the effects of any state, local or non-U.S. tax laws (or other tax consequences such as estate or gift tax consequences). The discussion below relates to persons who hold Birks Group Class A voting shares as capital assets within the meaning of Section 1221 of the Code. The tax treatment of those persons may vary depending upon the holder’s particular situation, and some holders may be subject to special rules not discussed below. Those holders would include, for example:

•	banks, insurance companies, trustees and mutual funds;

•	tax-exempt organizations;

•	financial institutions;

•	pass-through entities and investors in pass-through entities;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	broker-dealers;

•	holders who are not U.S. Holders (as defined below);

•	persons whose “functional currency” is not the U.S. dollar;

•	holders who are subject to the alternative minimum tax; and

•	holders of Birks Group Class A voting shares who own 5% or more of either the total voting power or the total value of the outstanding Class A voting shares of Birks Group.

Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of the ownership of Birks Group Class A voting shares in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

As used in this document, the term “U.S. Holder” means a beneficial holder of Birks Group Class A voting shares that is (1) an individual who is a U.S. citizen or U.S. resident alien, (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the U.S. or any political subdivision of the U.S., (3) an estate which is subject to U.S. federal income tax on its worldwide income regardless of its source or (4) a trust (x) that is subject to primary supervision of a court within the U.S. and the control of one or more U.S. persons as described in section 7701(a)(30) of the Code or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds Birks Group Class A voting shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold Birks Group Class A voting shares should consult their tax advisors regarding the U.S. federal income tax consequences to them.

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

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A VOTING SHARES

The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (referred to in this Form 20-F as the “Canadian Tax Act”) of the ownership of our Class A voting shares, generally applicable to holders of our Class A voting shares who, for purposes of the Canadian Tax Act and at all relevant times, are not (and are not deemed to be) resident in Canada, hold our Class A voting shares as capital property, deal at arm’s length, and are not affiliated, with Birks Group, and who do not use or hold (and are not deemed to use or hold) Class A voting shares in connection with carrying on business or part of a business in Canada (referred to in this Form 20-F as “Non-resident Holders”). This discussion does not apply to holders that are insurers that carry on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined under the Canadian Tax Act).

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

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowing under the senior secured credit facility and the term loan from Investissement Québec bear interest at floating rates, which are based on LIBOR plus a fixed additional interest rate. As of March 29, 2014, we have not hedged these interest rate risks. As of March 29, 2014, we had approximately $83.2 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.8 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of March 29, 2014, we had not hedged these foreign exchange rate risks. As of March 29, 2014, we had approximately $2.9 million of net assets subject to transaction foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 29, 2014, our earnings would have decreased or increased, respectively, by approximately $0.3 million. This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. In addition to the impact on earnings, fluctuation between the U.S. and Canadian dollar exchange rates impacts the level of our borrowing availability under our senior secured revolving credit facility which is denominated in U.S. dollars. Assuming a 100 basis point strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 29, 2014, our borrowing availability would have increased or decreased, respectively, by approximately $73,000. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically diamonds, platinum, gold and silver. We monitor prices and may decide, if appropriate, to utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold prices. If we utilize derivative financial instruments, we would be exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of gold which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. No hedging contracts existed as of March 29, 2014. Our retail sales and gross margin could also be materially impacted if prices of diamonds, platinum, gold or silver rise so significantly that our consumers’ behavior changes or if price increases cannot be passed onto our customers.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 29, 2014, our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), were effective.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of March 29, 2014, our internal control over financial reporting was effective.

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

We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer, and Controller. Our code of ethics is available on our website at www.birksgroup.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

During fiscal 2014 and fiscal 2013, we retained KPMG LLP, our independent auditors, to provide services in the following categories and amounts:

Audit Fees

The aggregate fees billed by KPMG LLP for professional services rendered for the audit and interim review of our financial statements was Cdn$360,000 ($325,380 in U.S. dollars) in fiscal 2014 and Cdn$345,000 ($311,822 in U.S. dollars) in fiscal 2013.

Audit Related Fees

During fiscal 2014 and fiscal 2013, KPMG LLP did not provide audit related services.

Tax Fees

During fiscal 2014 and fiscal 2013, KPMG LLP provided tax advisory services for a total amount of Cdn$59,500 ($53,778 in U.S. dollars) and Cdn$3,850 ($3,480 in U.S. dollars), respectively.

All Other Fees

During fiscal 2014 and fiscal 2013, KPMG LLP did not provide other services.

Pre-Approval Policies and Procedures

The audit committee has established a pre-approval policy as described in Rule 2-01(c)(7)(i) of Regulation S-X. The audit committee approves in writing, in advance, any audit or non-audit services provided to Birks Group by the independent accountants that are not specifically disallowed by the Sarbanes-Oxley Act of 2002. None of the services described in the preceding three sections were approved by the audit committee pursuant to Rule 2-01(c)(7)(i)(C).

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not, nor did any affiliated purchaser, purchase any of our equity securities during fiscal 2014.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The financial statements required by this item are found at the end of this Annual Report beginning on page F-1.

PART III

Item 19.	Exhibits

The following exhibits are part of this Annual Report on Form 20-F.

Exhibit Number	Description of Document

1.1*	Restated Articles of Incorporation, as amended, of Birks Group Inc., effective as of November 14, 2005, as amended October 1, 2013.

1.2	By-laws of Birks Group Inc., as amended, effective as of November 14, 2005. Incorporated by reference from Birks Group Inc.’s Form 20-F filed with the SEC on July 3, 2012.

2.1*	Form of Birks Class A voting share certificate as amended as of October 1, 2013.

4.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2	Form of Directors and Officers Indemnity Agreement. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.3	Henry Birks & Sons Inc. Employee Stock Option Agreement, dated as of May 1, 1997, amended as of June 20, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.4	Henry Birks & Sons Inc., Form of Amended Stock Option Agreement under the 1997 Stock Option Plan. Incorporated by reference from Birks Group Inc.’s Schedule TO-1 filed with the SEC on March 18, 2010.

4.5	Lease Agreement between Birks and Anglo Canadian Investments SA, dated as of December 12, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.6	Lease Agreement between Mayors and Westpoint Business Park, Ltd dated September 13, 2004. Incorporated by reference from Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.7	Diamond Supply Agreement between Prime Investments S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.8	Conditional Sale Agreement between Rosy Blue N.V. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.9	Conditional Sale Agreement between Rosy Blue Inc. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.10	Conditional Sale Agreement between Rosy Blue Sales Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.11	Conditional Sale Agreement between Rosy Blue Hong Kong Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.12	Conditional Sale Agreement between Rosy Blue Finance S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.13	Registration Rights Agreement between Birks and Prime Investments S.A., dated as of February 4, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.14	Employment Agreement between Mr. Thomas A. Andruskevich and Mayors Jewelers, Inc. effective April 1, 2008. Incorporated by reference from the Birks Group Annual Report on Form 20-F filed with the SEC on June 30, 2008.

4.15	Employment Agreement between Mr. Thomas A. Andruskevich and Birks Group Inc. on April 1, 2008. Incorporated by reference from the Birks Group Annual Report on Form 20-F filed with the SEC on June 30, 2008.

4.16	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Birks Group Inc. dated March 16, 2010. Incorporated by reference from Birks Group Inc. Form 6-K filed with the SEC on March 17, 2010.

4.17	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Birks Group Inc. dated March 16, 2010. Incorporated by reference from Birks Group Inc. Form 6-K filed with the SEC on March 17, 2010.

4.18	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Birks Group Inc. dated June 30, 2010. Incorporated by reference from the Birks Group Annual Report on Form 20-F filed with the SEC on July 12, 2010.

4.19	Amendment to Employment Agreement between Mr. Thomas A. Andruskevich and Mayors Jewelers, Inc. dated June 30, 2010. Incorporated by reference from the Birks Group Annual Report on Form 20-F filed with the SEC on July 12, 2010.

4.20	Addendum to Employment Agreement between Birks Group Inc. and Thomas Andruskevich, dated April 21, 2011. Incorporated by reference from the Birks Group Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.21	Addendum to Employment Agreement between Mayor’s Jewelers, Inc. and Thomas A. Andruskevich, dated April 21, 2011. Incorporated by reference from the Birks Group Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.22	Employment Agreement between Michael Rabinovitch and Mayors, dated as of August 1, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.23	Form of Senior Management Long-Term Cash Incentive Plan. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.24	Employment Agreement between Miranda Melfi and Birks Group dated February 24, 2006. Incorporated by reference from Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.25	Amended and Restated Management Consulting Services Agreement between Birks Group Inc. and Montrovest B.V., dated as of June 8, 2011. Incorporated by reference from the Birks Group Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.26	Mayor’s Jewelers, Inc., (f/k/a Jan Bell Marketing, Inc.) 1991 Stock Option Plan. Incorporated by reference from Birks Group Inc.’s Registration Statement on Form S-8 filed with the SEC on April 26, 2006.

4.27	Mayor’s Jewelers, Inc., Form of Amended Stock Option Agreement under the 1991 Stock Option Plan. Incorporated by reference from Birks Group Inc.’s Schedule TO-1 filed with the SEC on March 18, 2010.

4.28	Mayor’s Jewelers, Inc., 2004 Long-Term Incentive Plan. Incorporated by reference from Birks Group Inc.’s Registration Statement on Form S-8 filed with the SEC on April 26, 2006.

4.29	Birks Group Inc. 2006 Employee Stock Purchase Plan. Incorporated by reference from Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.30	Birks Group Inc. Long-Term Incentive Plan. Incorporated by reference from Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.31	Stock Option Agreement dated on or about April 23, 2004 between Birks Group Inc. and Peter O’Brien. Incorporated by reference from Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.32	Stock Option Agreement dated on or about April 23, 2004 between Birks Group Inc. and Dr. Lorenzo Rossi di Montelera. Incorporated by reference from Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.33	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Carlo Coda-Nunziante. Incorporated by reference from Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.34	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Joseph A. Keifer. Incorporated by reference from Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.35	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Marco Pasteris. Incorporated by reference from Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.36	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.37	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.38	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.39	Form of Stock Appreciation Rights Agreement. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.40	Stock Appreciation Rights Agreement between Mr. Thomas A. Andruskevich and Mayor’s Jewelers, Inc. dated August 9, 2005. Incorporated by reference from the Birks Group Annual Report on Form 20-F filed with the SEC on July 12, 2010.

4.41	Amendment to Stock Appreciation Rights Agreement between Mr. Thomas A. Andruskevich and Birks Group dated March 16, 2010. Incorporated by reference from Birks Group Form 6-K filed with the SEC on March 17, 2010.

4.42	Amendment to Stock Appreciation Rights Agreement between Michael Rabinovitch and Birks Group dated March 16, 2010. Incorporated by reference from Birks Group Form 6-K filed with the SEC on March 17, 2010.

4.43	Loan Agreement between Birks Group Inc. and Investissement Québec, dated January 26, 2009. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

4.44	Loan Agreement between Birks Group Inc. and Investissement Québec, dated February 20, 2009. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

4.45*	Loan Agreement between Birks Group Inc. and Investissement Québec entered into on September 12, 2013.

4.46	Amended and Restated Cash Advance Agreement between Birks Group Inc. and Montrovest B.V., dated June 8, 2011. Incorporated by reference from the Birks Group Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.47	Amended and Restated Cash Advance Agreement between Birks Group Inc. and Montrovest B.V., dated June 8, 2011. Incorporated by reference from the Birks Group Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.48	Distribution Agreement between Birks Group Inc., Mayors Jewelers, Inc. and Damiani International B.V., dated as of September 26, 2009. Incorporated by reference from the Birks Group Annual Report on Form 20-F filed with the SEC on July 12, 2010.+

4.49	Employment Agreement between Birks Group Inc. and Deborah Nicodemus, dated February 22, 2011. Incorporated by reference from the Birks Group Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.50	Second Amended and Restated Revolving Credit and Security Agreement, among Birks Group Inc., Mayor’s Jewelers, Inc. Certain Financial Institutions, as Lenders, Bank of America, N.A., as Administrative Agent, Bank of America, N.A. (acting through its Canada branch) as Canadian Agent, Bank of America, N.A. and Wells Fargo Bank, National Association, as Co-Collateral Agents with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Capital Finance, LLC, as Co-Lead Arrangers and Co-Book Managers, dated as of June 8, 2011 (the “Revolver Agreement”). Incorporated by reference from the Birks Group Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.51	Amended and Restated Term Loan and Security Agreement, among Birks Group Inc., Certain Financial Institutions, as Lenders, GB Merchant Partners, LLC, as Administrative Agent and Co-Collateral Agent and Wells Fargo Credit, Inc., as Co-Collateral Agent and as Documentation Agent, dated as of June 8, 2011. Incorporated by reference from the Birks Group Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.52	Master Lease Agreement dated as of June 21, 2013, among Varilease Finance, Inc., Mayor’s Jewelers of Florida, Inc. and Mayor’s Jewelers Inc. Incorporated by reference from Birks Group Form 6-K filed with the SEC on September 3, 2013.

4.53	Convertible Debenture Agreement, dated August 16, 2013, between Montrovest B.V. and Birks Group. Incorporated by reference from Birks Group Form 6-K filed with the SEC on September 3, 2013.

4.54	Convertible Debenture Agreement, dated August 23, 2013, between Rhino 66 and Birks Group. Incorporated by reference from Birks Group Form 6-K filed with the SEC on September 3, 2013.

4.55	First Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated August 22, 2013. Incorporated by reference from Birks Group Form 6-K filed with the SEC on September 3, 2013.

4.56	Second Amended and Restated Term Loan and Security Agreement dated August 22, 2013. Incorporated by reference from Birks Group Form 6-K filed with the SEC on September 3, 2013.

4.57	Second Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated May 12, 2014. Incorporated by reference from Birks Group Form 6-K filed with the SEC on June 19, 2014.

4.58	Third Amendment to Second Amended and Restated Revolving Credit Agreement dated June 10, 2014. Incorporated by reference from Birks Group Form 6-K filed with the SEC on June 19, 2014.

4.59	First Amendment to Second Amended and Restated Term Loan and Security Agreement dated June 10, 2014. Incorporated by reference from Birks Group Form 6-K filed with the SEC on June 19, 2014.

4.60	Letter Agreement between Mayor’s Jewelers and Thomas A. Andruskevich, dated November 14, 2005. Incorporated by reference from the Birks Group Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.61	Letter Agreement between Mayor’s Jewelers and Filippo Recami, dated November 14, 2005. Incorporated by reference from the Birks Group Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.62	Letter Agreement between Mayor’s Jewelers and Joseph Keifer, dated November 14, 2005. Incorporated by reference from the Birks Group Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.63	Letter Agreement between Mayor’s Jewelers and Marco Pasteris, dated November 14, 2005. Incorporated by reference from the Birks Group Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.64	Letter Agreement between Mayor’s Jewelers and Carlo Coda-Nuziante, dated November 14, 2005. Incorporated by reference from the Birks Group Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.65	Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos, dated January 4, 2012. Incorporated by reference from the Birks Group Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.66	Canadian Offering Memorandum, dated as of April 27, 2012. Incorporated by reference from the Birks Group Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.67	Form of Subscription Rights Certificate. Incorporated by reference from the Birks Group Registration Statement on Form F-1 filed with the SEC on May 24, 2012.

8.1*	Subsidiaries of Birks Group Inc.

12.1*	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP.

101.INS*	XBRL Instance Document*

101.SCH*	XBRL Taxonomy Extension Schema Document*

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed herewith.
+	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BIRKS GROUP INC.

Date: July 25, 2014	/s/ Michael Rabinovitch
Michael Rabinovitch,
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Birks Group Inc.

We have audited the accompanying consolidated balance sheets of Birks Group Inc. (formerly Birks & Mayors Inc.) as of March 29, 2014 and March 30, 2013 and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for the years ended March 29, 2014, March 30, 2013 and March 31, 2012. These consolidated financial statements are the responsibility of Birks Group Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Birks Group Inc. as of March 29, 2014 and March 30, 2013 and its consolidated results of operations and its consolidated cash flows for the years ended March 29, 2014, March 30, 2013 and March 31, 2012 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP*

July 24, 2014

Montréal, Canada

* CPA auditor, CA, public accountancy permit No. A104329	KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

BIRKS GROUP INC.

Consolidated Balance Sheets

	As of
	March 29, 2014	March 30, 2013
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$2,328	$3,826
Accounts receivable	7,334	6,639
Inventories	144,644	137,011
Prepaids and other current assets	2,360	2,592

Total current assets	156,666	150,068

Property and equipment	30,923	27,326
Intangible assets	1,063	955
Other assets	1,842	1,603

Total non-current assets	33,828	29,884

Total assets	$190,494	$179,952

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$73,941	$67,307
Accounts payable	36,921	42,210
Accrued liabilities	7,963	9,193
Current portion of long-term debt	4,537	3,795

Total current liabilities	123,362	122,505

Long-term debt	50,213	38,100
Other long-term liabilities	3,297	2,996

Total long-term liabilities	53,510	41,096
Commitments and Contingencies
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,131,539 and 7,115,641, respectively	30,862	25,876
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	16,041	15,949
Accumulated deficit	(75,655)	(69,854)
Accumulated other comprehensive income	3,761	5,767

Total stockholders’ equity	13,622	16,351

Total liabilities and stockholders’ equity	$190,494	$179,952

See accompanying notes to consolidated financial statements

On behalf of the Board of Directors:

/s/ Jean-Christophe Bédos	/s/ Louis L. Roquet
Jean-Christophe Bédos, Director	Louis L. Roquet, Director

BIRKS GROUP INC.

Consolidated Statements of Operations

	Fiscal Year Ended
	March 29, 2014	March 30, 2013	March 31, 2012
	(In thousands, except per share amounts)

Net sales	$281,165	$292,759	$302,317
Cost of sales	166,498	166,585	169,087

Gross profit	114,667	126,174	133,230

Selling, general and administrative expenses	105,512	110,806	118,075
Depreciation and amortization	5,426	4,563	4,713

Total operating expenses	110,938	115,369	122,788

Operating income	3,729	10,805	10,442
Interest and other financing costs	9,512	9,272	10,200

(Loss) income before income taxes	(5,783)	1,533	242
Income tax expense	18	20	23

Net (loss) income	$(5,801)	$1,513	$219

Weighted average common shares outstanding:
Basic	16,617	13,538	11,392
Diluted	16,617	13,544	11,438

Net (loss) income per share:
Basic	$(0.35)	$0.11	$0.02
Diluted	$(0.35)	$0.11	$0.02

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Consolidated Statements of Comprehensive Income (Loss)

	Fiscal Year Ended
	March 29, 2014	March 30, 2013	March 31, 2012
	(In thousands, except per share amounts)

Net (loss) income	$(5,801)	$1,513	$219
Other comprehensive loss:
Foreign currency translation adjustments	(2,006)	(501)	(11)

Total comprehensive (loss) income	$(7,807)	$1,012	$208

See accompanying notes to consolidated financial statements.

BIRKS & MAYORS INC.

Consolidated Statements of Stockholders’ Equity

(In thousands of dollars)

	Voting common stock outstanding	Voting common stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total

Balance at March 26, 2011	11,390,505	$60,895	$15,752	$(71,586)	$6,279	$11,340

Net income	—	—	—	219	—	219
Cumulative translation adjustment (1)	—	—	—	—	(11)	(11)

Total comprehensive income	—	—	—	—	—	208
Compensation expense resulting from stock options granted to Management	—	—	79	—	—	79
Exercise of stock options	1,080	1	—	—	—	1

Balance at March 31, 2012	11,391,585	$60,896	$15,831	$(71,367)	$6,268	$11,628

Net income	—	—	—	1,513	—	1,513
Cumulative translation adjustment (1)	—	—	—	—	(501)	(501)

Total comprehensive income	—	—	—	—	—	1,012
Compensation expense resulting from stock options granted to Management	—	—	118	—	—	118
Issuance of Class A shares for stock rights offering, net of taxes of $0	3,442,026	3,593	—	—	—	3,593

Balance at March 30, 2013	14,833,611	$64,489	$15,949	$(69,854)	$5,767	$16,351
Net loss	—	—	—	(5,801)	—	(5,801)
Cumulative translation adjustment (1)	—	—	—	—	(2,006)	(2,006)

Total comprehensive income	—	—	—	—	—	(7,807)
Compensation expense resulting from stock options granted to Management	—	—	143	—	—	143
Exercise of stock options	74,813	125	(51)	—	—	74
Issuance of Class A shares for private placement, net of taxes of $0	2,941,085	4,861	—	—	—	4,861

Balance at March 29, 2014	17,849,509	$69,475	$16,041	$(75,655)	$3,761	$13,622

(1)	The change in Cumulative translation adjustments is not due to reclassifications out of accumulated other comprehensive income (loss).

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 29, 2014	March 30, 2013	March 31, 2012
	(In thousands)

Cash flows from operating activities:

Net (loss) income	$(5,801)	$1,513	$219
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	5,523	4,771	4,992
Amortization of debt costs	555	706	830
Other operating activities, net	316	93	195
(Increase) decrease in:
Accounts receivable	(1,753)	401	940
Inventories	(14,470)	5,225	(3,357)
Prepaids and other current assets	(18)	(300)	41
(Decrease) increase in:
Accounts payable	(3,138)	(2,212)	(3,435)
Accrued liabilities and other long-term liabilities	(331)	(4,021)	4,158

Net cash (used in) provided by operating activities	(19,117)	6,176	4,583

Cash flows (used in) from investing activities:
Additions to property and equipment	(6,595)	(6,254)	(4,511)
Proceeds from sale of assets held for sale	—	60	—
Other investing activities, net	(253)	(84)	(61)

Net cash used in investing activities	(6,848)	(6,278)	(4,572)

Cash flows provided by (used in) from financing activities:
Increase in bank indebtedness	9,819	6,159	638
Repayment of obligations under capital leases	(1,024)	(2,406)	(1,937)
Proceeds from stock rights offering, net of costs	—	3,593	—
Proceeds from private placement, net of costs	4,861	—	—
Proceeds from stock option exercise	74	—	1
Payment of loan origination fees and costs	(891)	—	(1,907)
Repayment of long-term debt	(3,017)	(6,481)	(2,429)
Increase in long-term debt	14,828	—	5,502
Other financing activities	(21)	(27)	(62)

Net cash provided by (used in) financing activities	24,629	838	(194)
Effect of exchange rate on cash	(162)	(37)	(32)

Net (decrease) increase in cash and cash equivalents	(1,498)	699	(215)
Cash and cash equivalents, beginning of year	3,826	3,127	3,342

Cash and cash equivalents, end of year	$2,328	$3,826	$3,127

Supplemental disclosure of cash flow information:
Interest paid	$8,525	$8,261	$9,066
Non-cash transactions:
Property and equipment additions acquired through capital leases	$4,055	$160	$81
Property and equipment additions included in accounts payable and accrued liabilities	$742	$732	$558
Conversion of debentures into Class A voting shares	$4,861	$—	$—

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

Birks Group Inc. (“Birks Group” or “Birks” or “the Company”) (formerly Birks & Mayors Inc.) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the design, manufacture and retail sale of luxury jewelry, timepieces and giftware. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal years ended March 29, 2014 and March 30, 2013 include 52 weeks and the fiscal year ended March 31, 2012 includes 53 weeks.

1.	Basis of presentation:

These consolidated financial statements, which include the accounts of the Canadian parent company Birks Group and its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”), are reported in U.S. dollars and in accordance with accounting principles generally accepted in the U.S. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates and judgments include assessing the valuation of inventories, accounts receivable, deferred tax assets, the recoverability of long-lived assets and the substantial doubt assessment of the going concern assumption. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Future operations

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependent upon its ability to maintain specified excess availability levels under its senior secured revolving credit facilities as described in note 6 and amended subsequent to year end, including finalizing the Recapitalization Plan, as described in note 16.

Under the terms of the amendments to the senior secured credit facilities which were agreed to in June 2014 and further modified in July 2014, (refer to note 16), the Company is required to finalize and complete a recapitalization transaction by February 2015, which includes the closing of permanent financing, equity infusion and/or restructuring acceptable to the lenders (“Recapitalization Plan”). If the Company does not complete the Recapitalization Plan, then an additional reserve of up to $2.5 million may be established by the lenders reducing availability under the senior secured credit facilities. There has been no monetary thresholds established by the lenders for the Recapitalization Plan and although the Company is actively engaged in developing the Recapitalization Plan, currently, it does not have any commitments for financing under the Recapitalization Plan. Any Recapitalization Plan will need to be reviewed and approved by the Company’s Board of Directors and its lenders. In addition, the successful completion of the Recapitalization Plan is not within the Company’s control.

As part of the amendments, the Company also agreed that deviations of greater than 10% (increased to 12.5% if the Company successfully obtains additional financial support of Cdn$3.0 million dollars by August 30, 2014) from the cash flow projections presented to its lenders will be considered an event of default, which could result in the outstanding balances under its senior secured revolving line of credit and senior secured term loan becoming due immediately. In such an event, the Company would be unable to repay its debt which would have an impact on the Company’s ability to continue as a going concern.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

As part of the amendments, the Company also agreed to obtain additional financial support of $5.0 million by August 30, 2014 in a form that is acceptable to its lenders of which a principal moratorium aggregate amount of Cdn$2.5 million obtained from Investissement Québec in June 2014 was agreed by the lenders to count towards the financial support to be obtained. Failure to obtain this financial support will result in a reduction of availability under its senior secured revolving credit facility by $125 thousand per month for each month until the financial support is obtained, which will effectively reduce the Company’s borrowing capacity under this facility and if continued for a prolonged period of time, could have a significant impact on the Company’s ability to fund its operations and meet its cash flow requirements. Although the Company has received commitments to fund the additional Cdn$3 million of financial support, the Company cannot be certain that these commitments will provide these funds by August 30, 2014.

The Company incurred a net loss of $5.8 million and negative cash flow from operating activities of $19.1 million in fiscal 2014. Due to the impact of the Company’s financial performance in fiscal 2014 and the level of capital expenditures requirements related to renewing of its store leases in Canada during the next two fiscal years, there is a possibility that its existing cash, cash generated from operations and funds available under its credit agreements could be insufficient to fund its future operations, including capital expenditures, or repay debt when it becomes due.

As a result of the above, the Company will need to raise additional funds through public or private equity or debt financing, including funding from governmental sources which may not be possible as the success of raising additional funds is beyond the Company’s control. The majority shareholder is not bound to provide this financing. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations. Financing may be unavailable in amounts or on terms acceptable to the Company or at all, which may have a material adverse impact on its business, including its ability to continue as a going concern.

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months. This determination, however, could be impacted by future economic, financial and competitive factors, as well as other future events that are beyond the Company’s control. If any of the factors or events described previously result in operating performance being significantly lower than currently forecasted or if the Company’s senior lenders impose additional restrictions on its ability to borrow on the Company’s collateral or if the Company does not maintain positive excess availability under its senior secured revolving credit facilities, there could be significant uncertainty about the Company’s ability to continue as a going-concern, and its capacity to realize the carrying value of its assets and repay its existing and future obligations as they generally become due without obtaining additional financing which may not be available. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

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

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

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

Cost of sales includes direct inbound freight and duties, direct labor related to repair services, design and creative, the jewelry studio, inventory shrink, inventory thefts, and boxes (jewelry, watch and giftware). Indirect freight including inter-store transfers, purchasing and receiving costs, distribution costs and warehousing costs are included in selling, general and administrative expenses. Purchase discounts are recorded as a reduction of inventory cost and are recorded to cost of sales as the items are sold. Mark down dollars received from vendors are recorded as a reduction of inventory costs to the specific items to which they apply and are recognized in cost of sales once the items are sold. Other vendor allowances, primarily related to the achievement of certain milestones, are infrequent and insignificant and are recognized upon achievement of the specified milestone in cost of sales. Included in cost of sales is depreciation related to manufacturing machinery, equipment and facilities of $97,000, $208,000 and $279,000 for the years ended March 29, 2014, March 30, 2013 and March 31, 2012, respectively.

(c)	Cash and cash equivalents:

The Company utilizes a cash management system under which a book cash overdraft may exist in its primary disbursement account. These overdrafts, when applicable, represent uncleared checks in excess of cash balance in the bank account at the end of reporting period and have been reclassified to accounts payable on the consolidated balance sheets.

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $2.3 million and $1.9 million at March 29, 2014 and March 30, 2013, respectively.

(d)	Accounts receivable:

Accounts receivable arise primarily from customers’ use of the Mayors credit card and sales to Birks Group corporate customers. Several installment sales plans are offered to the Mayors credit card holders which vary as to repayment terms and finance charges assessed. Finance charges on Mayors’ consumer credit receivables, when applicable, accrue at rates ranging from 7.9% to 18% per annum. Finance charges on Mayors consumer credit accounts are not significant. The Company maintains allowances for doubtful accounts associated with the accounts receivable recorded on the balance sheet for estimated losses resulting from the inability of its customers to make required payments. The allowance is determined based on a combination of factors including, but not limited to, the length of time that the receivables are past due, the Company’s knowledge of the customer, economic and market conditions and historical write-off experiences. The Company classifies a receivable account as past due if a required payment amount has not been received within the allotted time frame (generally 30 days), after which internal collection efforts commence. Once all internal collection efforts

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012 have been exhausted and management has reviewed the account, the account is put on nonaccrual status and may be sent for external collection or legal action. Upon the suspension of the accrual of interest, interest income is recognized to the extent cash payments received exceed the balance of the principal amount owed on the account. After all collection efforts have been exhausted, including internal and external collection efforts, an account is written off.

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

Trademarks and tradenames are amortized using the straight-line method over a period of 15 to 20 years. The Company had $1.9 million and $1.7 million of intangible assets at March 29, 2014 and March 30, 2013, respectively. The Company had $0.8 million and $0.7 million of accumulated amortization of intangibles at March 29, 2014 and March 30, 2013, respectively.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

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

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date. Other balance sheet items denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. (Losses) gains on foreign exchange of ($0.2) million, $0.1 million and ($0.3) million were recorded in cost of goods sold for the years ended March 29, 2014, March 30, 2013 and March 31, 2012, respectively and $0.3 million, $0.2 million and $0.1 million of losses on foreign exchange were recorded in interest and other financial costs related to U.S. dollar denominated debt of the Company’s Canadian operations for the years ended March 29, 2014, March 30, 2013 and March 31, 2012, respectively.

Birks Group’s Canadian operations’ functional currency is the Canadian dollar while the reporting currency of the Company is the U.S. dollar. The assets and liabilities denominated in Canadian dollars are translated for reporting purposes at exchange rates in effect at the balance sheet dates. Revenue and expense items are translated at average exchange rates prevailing during the periods. The resulting gains and losses are accumulated in other comprehensive income.

(l)	Impairment of long-lived assets:

The Company periodically reviews the estimated useful lives of its depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition is less than its carrying value. Measurement of an impairment loss for such long-lived assets would be based on the difference between the carrying value and the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. No impairment charge was required in fiscal 2014, 2013 and 2012.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

(m)	Advertising and marketing costs:

Advertising and marketing costs are generally charged to expense as incurred and are included in selling, general and administrative expenses in the consolidated statements of operations. However, certain expenses such as those related to catalogs are expensed at the time such catalogs are shipped to recipients. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses, and amounted to $2.6 million, $2.9 million and $2.9 million for each of the years ended March 29, 2014, March 30, 2013 and March 31, 2012, respectively. Advertising and marketing expense, net of vendor cooperative advertising allowances, amounted to $11.0 million, $10.8 million and $9.9 million in the years ended March 29, 2014, March 30, 2013 and March 31, 2012, respectively.

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

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

The following table sets forth the computation of basic and diluted earnings per common share for the years ended March 29, 2014, March 30, 2013 and March 31, 2012:

	Fiscal Year Ended
	March 29, 2014	March 30, 2013	March 31, 2012
	(In thousands, except per share data)

Basic (loss) income per common share computation:
Numerator:
Net (loss) income	$(5,801)	$1,513	$219
Denominator:
Weighted-average common shares outstanding	16,617	13,538	11,392

(Loss) income per common share	$(0.35)	$0.11	$0.02

Diluted (loss) income per common share computation:
Numerator:
Net (loss) income	$(5,801)	$1,513	$219
Denominator:
Weighted-average common shares outstanding	16,617	13,538	11,392
Dilutive effect of stock options, warrants and stock appreciation rights (SARs)	—	6	46

Weighted-average common shares outstanding – diluted	16,617	13,544	11,438

Diluted (loss) income per common share	$(0.35)	$0.11	$0.02

For the year ended March 29, 2014, the effect from the assumed exercise of 668,421 Class A voting shares underlying outstanding stock options, 4,347 stock appreciation rights and 382,693 Class A voting shares underlying outstanding warrants were excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended March 30, 2013, the effect from the assumed exercise of 232,821 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants were excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended March 31, 2012, the effect from the assumed exercise of 230,694 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants were excluded from the computation of diluted earnings per share due to their antidilutive effect.

(q)	Commodity and currency risk:

The Company has exposure to market risk related to gold, silver, platinum and diamond purchases and foreign exchange risk. The Company may periodically enter into gold futures contracts to economically hedge a portion of these risks. During the years ended and as of March 29, 2014 and March 30, 2013, there were no such contracts outstanding.

(r)	Accounting Changes:

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

2013-02 added new disclosure requirements to Accounting Standards Codification (“ASC”) 220, Comprehensive Income, for items reclassified out of accumulated other comprehensive income (“AOCI”) effective for reporting periods beginning after December 15, 2012. It requires entities to disclose additional information about amounts reclassified out of AOCI by component including changes in AOCI balances and significant items reclassified out of AOCI by the respective line items of net income. The Company has adopted ASU 2013-02 for the reporting period beginning March 31, 2013 and the prescribed disclosures are presented on the Consolidated Statement of Stockholders’ Equity.

(s)	Recent Accounting Pronouncements

On May 28, 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company for our fiscal year beginning March 26, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

3.	Accounts receivable:

Accounts receivable at March 29, 2014 and March 30, 2013 consist of the following:

	As of
	March 29, 2014	March 30, 2013
	(In thousands)

Customer trade receivables	$5,777	$4,884
Other receivables	1,557	1,755

	$7,334	$6,639

Included in customer trade receivables as of March 29, 2014 and March 30, 2013, was $0.2 million and $0.3 million, respectively, of net trade receivables on nonaccrual status.

Continuity of the allowance for doubtful accounts is as follows (in thousands):

Balance March 26, 2011	$2,482
Additional provision recorded	231
Net write-offs	(248)

Balance March 31, 2012	2,465
Additional provision recorded	(23)
Net write-offs	(333)

Balance March 30, 2013	2,109
Reduction in provision recorded	(7)
Net write-offs	(296)

Balance March 29, 2014	$1,806

Certain sales plans relating to customers’ use of Mayors credit cards provide for revolving lines of credit and/or installment plans under which the payment terms exceed one year. These receivables, amounting to approximately $2.7 million and $2.9 million at March 29, 2014 and March 30, 2013, respectively, are included in customer trade receivables.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

4.	Inventories:

Inventories are summarized as follows:

	As of
	March 29, 2014	March 30, 2013
	(In thousands)

Raw materials	$3,914	$3,609
Work in progress	541	426
Retail inventories and manufactured finished goods	140,189	132,976

	$144,644	$137,011

Continuity of the obsolescence reserve for inventory is as follows (in thousands):

Balance March 26, 2011	$5,086
Additional charges	2,462
Deductions	(2,868)

Balance March 31, 2012	4,680
Additional charges	1,304
Deductions	(2,427)

Balance March 30, 2013	3,557
Additional charges	1,214
Deductions	(2,257)

Balance March 29, 2014	$2,514

5.	Property and equipment:

The components of property and equipment are as follows:

	As of
	March 29, 2014	March 30, 2013
	(In thousands)

Land	$5,887	$6,414
Buildings	8,690	9,444
Leasehold improvements	46,779	44,770
Equipment and vehicles	2,269	2,193
Molds	1,141	1,238
Furniture and fixtures	9,760	9,599
Software and electronic equipment	21,451	20,260

	95,977	93,918
Accumulated depreciation	(65,054)	(66,592)

	$30,923	$27,326

Property and equipment, having a cost of $19.3 million and a net book value of $11.7 million at March 29, 2014, and a cost of $13.7 million and a net book value of $8.1 million at March 30, 2013, are under capital leasing arrangements.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

6.	Bank indebtedness:

In August 2013, the Company amended its senior secured revolving credit facility, extending the term, which was set to expire in June 2015, to August 22, 2017 and reducing the interest rate charged on the facility by 25 basis points per annum. The amended senior secured revolving credit facility bears interest at a floating rate of LIBOR plus 2.0% to LIBOR plus 2.75% (based on excess availability thresholds and interest coverage thresholds). In August 2013, in conjunction with the amendment and extension of its senior secured revolving credit facility, the Company also amended its $18 million senior secured term loan, which was also set to expire in June 2015. The amendment increased the amount of the loan to $28 million and extended the maturity date to August 22, 2018. The interest rate on the amended senior secured term loan was reduced from 9.5% per annum (or one-month LIBOR plus 6.5%, whichever is greater) to a fixed rate of 8.77%. The $28 million senior secured term loan is subordinated in lien priority to the senior secured revolving credit facility. These two credit facilities are used to finance working capital, finance capital expenditures, provide liquidity to fund our day-to-day operations and for other general corporate purposes. The terms of the amended senior secured credit facilities provide that no financial covenants are required to be met other than maintaining positive excess availability at all times.

As of March 29, 2014 and March 30, 2013, bank indebtedness consisted solely of the Company’s senior secured revolving credit facility which had an outstanding balance of $73.9 million and $67.3 million, respectively. The senior secured revolving credit facility is collateralized by substantially all of the Company’s assets. The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its senior credit facilities. Under the terms of the amended facilities, both the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s senior secured revolving credit facility (customary for asset based loans), at their reasonable discretion, to: i) ensure that the Company maintain adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral.

There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility administrative agent may impose at its reasonable discretion. However, the Company’s senior secured term loan administrative agent’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the term loan borrowing capacity. No discretionary reserves were imposed during fiscal 2014, 2013 and 2012. A discretionary reserve of $7.0 million was imposed at the request of the senior secured term loan administrative agent starting in April 2014 reducing the borrowing availability under the senior secured revolving credit facility. The reserve was lifted in June 2014 as part of the amendments to the senior secured credit facilities discussed in note 16. In addition, the amendment of the secured term loan agreement provides that the term loan administrative agent may impose a supplemental availability reserve not to exceed $2.5 million if at any time that the Company’s consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”), calculated at the end of each fiscal quarter on a trailing twelve month basis, is less than $9 million. No supplemental availability reserve was imposed as of March 29, 2014.

While the Company’s senior secured revolving credit facility lenders or their administrative agent have not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased. Another factor impacting the Company’s excess availability includes, among others, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012 availability. Furthermore, a $12.5 million and a $5.0 million seasonal availability block is imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively, and both the Company’s senior secured revolving credit facility and the senior secured term loan are subject to cross default provisions with all other loans by which if the Company is in default with any other loan, the default will immediately apply to both the senior secured revolving credit facility and the senior secured term loan. As of March 29, 2014, every 100 basis point strengthening or weakening of the Canadian versus the U.S. dollar would cause an approximate $73,000 increase or decrease in the amount of excess availability. The Company’s excess availability was $17.2 million as of March 29, 2014.

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

The information concerning the Company’s senior secured credit facility is as follows:

	Fiscal Year Ended
	March 29, 2014	March 30, 2013
	(In thousands)

Maximum borrowing outstanding during the year	$93,184	$100,548
Average outstanding balance during the year	$78,164	$78,371
Weighted average interest rate for the year	3.4%	3.6%
Effective interest rate at year-end	3.3%	3.6%

As security for the bank indebtedness, the Company has provided some of its lenders the following: (i) general assignment of all accounts receivable, other receivables and trademarks; (ii) general security agreements on all of the Company’s assets; (iii) insurance on physical assets in a minimum amount equivalent to the indebtedness, assigned to the lenders; (iv) a mortgage on moveable property (general) under the Civil Code (Québec) of $225,958,000 (Cdn$250,000,000); (v) lien on machinery, equipment and molds and dies; and (vi) a pledge of trademarks and stock of the Company’s subsidiaries.

Subsequent to year end, further amendments were made to the Company’s credit facilities. See note 16.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

7.	Long-term debt:

(a)	Long-term debt consists of the following:

	As of
	March 29, 2014	March 30, 2013
	(In thousands)
Senior secured term loans that are subordinated in lien priority to the Company’s senior secured revolving credit facility and bear interest at an annual fixed rate of 8.77% with a five-year term expiring in August 2018. Refer to note 16 for amendments made to the term loan subsequent to year end	$28,000	$18,000
Obligation under capital lease on land and building, pursuant to a sale-leaseback transaction. The term loan is being amortized using an implicit annual interest rate of 10.74% over the term of the lease of 20 years with a balloon payment related to the land component and is repayable in monthly installments of approximately $151,629 (Cdn$167,762). The balance at March 29, 2014 and March 30, 2013 was Cdn$13,444,000 and Cdn$13,981,000, respectively.	12,151	13,767
Term loan from Investissement Québec, bearing interest at an annual rate of prime plus 7.0%, repayable beginning in October 2014 in 60 equal monthly principal payments of approximately $75,319 (Cdn$83,333), secured by the assets of the Company. The balance at March 29, 2014 was Cdn$5.0 million (b).	4,519	—
Term loan from Investissement Québec, bearing interest at an annual rate of prime plus 5.5%, repayable beginning in April 2012 in 48 equal monthly capital repayments of $188,298 (Cdn$208,333), secured by the assets of the Company. The balance at March 29, 2014 and March 30, 2013 was Cdn$5,208,000 and Cdn$7,708,000, respectively. Refer to note 16, for agreement made to temporarily suspend monthly capital repayments beginning in June 2014 for one year (b).	4,708	7,590
Obligations under capital leases, at annual interest rates between 6% and 10%, secured by leasehold improvements, furniture, and equipment, maturing at various dates to April 2018.	3,872	388
Cash advance provided by the Company’s controlling shareholder bearing interest at an annual rate of 11%, net of withholding taxes (note 14(c))	1,500	1,500
Term loan from Investissement Québec, bearing interest at an annual rate of prime plus 3.5%, repayable beginning in May 2009 in 20 monthly capital repayments of $31,634 (Cdn$35,000) and thereafter 40 monthly payments of $49,711 (Cdn$55,000), secured by the assets of the Company and subject to certain financial covenants. The balance at March 29, 2014 and March 30, 2013 was Cdn$0 and Cdn$660,000, respectively.(b).	—	650

	54,750	41,895
Current portion of long-term debt	4,537	3,795

	$50,213	$38,100

(b)	The Company must comply with certain financial covenants associated with its terms loans with Investissement Québec. As of March 29, 2014, the Company was in compliance with these financial covenants.

(c)	Future minimum lease payments for capital leases required in the following five years and thereafter are as follows (in thousands):

Year ending March:
2015	$3,546
2016	3,456
2017	2,909
2018	2,263
2019	2,012
Thereafter	9,390

23,576
Less imputed interest	7,553

$16,023

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

(d)	Principal payments on long-term debt required in the following five years and thereafter, including obligations under capital leases, are as follows (in thousands):

Year ending March:
2015	$4,537
2016	5,196
2017	2,822
2018	2,119
2019	29,986
Thereafter	10,090

$54,750

(e)	As of March 29, 2014 and March 30, 2013, the Company had $1.9 million and $1.7 million, respectively, of outstanding letters of credit which were provided to certain lenders.

(f)	In December 2000, the Company entered into a capital lease agreement for the Company’s Montreal head office and store pursuant to which the Company leases the building, including the Montreal flagship store, for a term of 20 years ending December 11, 2020. The net annual rental rate was Cdn$2,013,138 (approximately $1.8 million U.S. dollars) for the period that ended on December 11, 2013, and increases on a compounded basis by 10% on each third annual anniversary date thereafter (except for the last two years when no increase will take place). The current net annual rental rate is Cdn$2,013,138 (approximately $1.8 million U.S. dollars). The lease is an absolute triple net lease to the landlord, and the Company is responsible for any and all additional expenses, including, without limitation, taxes and structural expenses. Subject to specific term and conditions, the Company has four options to renew and extend the term of the lease for four further terms of five years each, except for the last option which is five years less eleven days, terminating on November 30, 2040. Subject to specific terms and conditions, the Company also has two options to purchase the premises, which may be exercised no later than six months prior to the end of the fifteenth year of the term of the lease and the end of the twentieth year of the term of the lease, respectively.

8.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:

(i)	The Company can issue stock options and SARs to executive management, key employees and directors under a stock-based compensation plan.

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

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

As of March 29, 2014, there were 112,320 cash-based stock appreciation rights that were granted under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $1.93. As of March 29, 2014, there were stock options to purchase 475,000 Class A voting shares outstanding under the Long-Term Incentive Plan. During fiscal 2014 and 2013, stock options to purchase 165,000 shares and 130,000 shares, respectively, of the Company’s Class A voting shares were issued with a three year vesting period, with an average exercise price of $1.16 and $0.89, respectively, and an expiration date of 10 years after the grant date. The weighted-average grant-date fair value of the options granted during fiscal 2014 and 2013 was $1.02 and $0.79, respectively. The fair value of the newly issued options in fiscal 2014 and 2013 was calculated as of the date of their grant, using the Black-Scholes option pricing model with the following weighted-average assumptions: Dividend yield – 0%; Expected volatility – 94.5% for options issued in fiscal 2014 and 95.1% for options issued in fiscal 2013; Risk-free interest rate – 2.19% for options issued in fiscal 2014 and 1.59% for options issued in fiscal 2013; and expected term in years – 10 years. The intrinsic value of the outstanding options as of March 29, 2014 was zero as the exercise price for all options outstanding were equal to or greater than the Company’s stock price on March 29, 2014. The unrecognized compensation related to the non-vested portion of stock options granted as of March 29, 2014 was $135,000. Total compensation cost for options recognized in earnings was $143,000, $118,000 and $79,000 during fiscal 2014, 2013 and 2012, respectively.

The Company has outstanding employee stock options issued under the Birks Employee Stock Option Plan (the “Birks ESOP”). Effective November 15, 2005, no awards are permitted to be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms. In March 2010, the Company offered employees who held options under this plan the right to amend their current options. The amended options terms would be consistent with the original grant except that the new options would have a lower exercise price, be exercisable for a lesser number of the Company’s Class A voting shares, have a new ten-year term and be subject to different terms in the event of a change in control or if the Company had a going-private transaction. The amended options have an exercise price of $1.05 per share. As of March 29, 2014, March 30, 2013 and March 31, 2012, there were 6,454, 6,674 and 8,174 Class A voting shares underlying options granted under the Birks ESOP, respectively. No compensation expense was required to be recorded related to the amended option transaction and no compensation expense was required to be recorded for the outstanding option under this plan for the years ended March 29, 2014, March 30, 2013 and March 31, 2012.

(ii)	As of March 29, 2014, the Company had outstanding 15,000 options granted to current and former members of its Board of Directors to acquire Class A voting shares of the Company for a purchase price of Cdn$7.73 ($7.61 in U.S. dollars) exercisable at any time until April 23, 2014. In addition, there were 168,131 options to purchase Class A voting shares at an exercise price of $1.00 per share held by the Company’s former Chief Executive Officer which expired on March 31, 2014. No compensation expense was recorded during the years ended March 29, 2014, March 30, 2013 and March 31, 2012.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

The following is a summary of the activity of Birks’ stock option plans and arrangements. The weighted average exercise price for Canadian priced options in the summary below have been converted to U.S. dollars using the exchange rate for Canadian and U.S. dollars as of March 29, 2014:

	Options	Weighted average exercise price
Outstanding March 26, 2011	323,086	$1.39
Granted	175,000	1.07
Exercised	(1,080)	1.05
Cancelled	(888)	7.07

Outstanding March 31, 2012	496,118	1.26
Granted	130,000	0.89
Cancelled	(1,500)	3.28

Outstanding March 30, 2013	624,618	1.18
Granted	165,000	1.16
Exercised	(74,813)	1.00
Cancelled	(50,220)	1.07

Outstanding March 29, 2014	664,585	$1.21

A summary of the status of Birks’ stock options at March 29, 2014 is presented below:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.89-1.00	373,131	4.9	$0.93	203,134	$0.98
$1.01-1.05	156,454	7.7	1.04	106,454	1.04
$1.25-1.66	120,000	8.1	1.47	55,000	1.25
$7.73	15,000	0.1	7.73	15,000	7.73

	664,585	6.0	$1.21	379,588	$1.30

(iii)	Under plans approved by the former Board of Directors of Mayors, the Company has outstanding stock options and SARs issued to employees and members of the Company’s Board of Directors. No further awards will be granted under these plans. As of March 29, 2014, there are 3,836 options outstanding with a weighted average remaining estimated life of 0.8 years. No compensation expense was required to be recorded related to the options outstanding under this program for the years ended March 29, 2014, March 30, 2013 and March 31, 2013, respectively.

The following is a summary of the activity of Mayors stock option plans:

	Options	Weighted average exercise price
Outstanding March 26, 2011	224,240	$7.40
Forfeited/cancelled	(6,494)	52.33

Outstanding March 31, 2012	217,746	6.06
Expired	(208,665)	6.01

Outstanding March 30, 2013	9,081	7.18
Expired	(5,245)	8.63

Outstanding March 29, 2014	3,836	$5.19

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

A summary of the status of the option plans at March 29, 2014 is presented below:

		Options outstanding and exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price
$1.05	1,229	6.1	$1.05
$6.00 – 9.00	2,607	0.8	7.14

	3,836	2.5	$5.19

The Company also has outstanding SARs previously issued under the Mayors plan to members of senior management. As of March 29, 2014, there were 4,347 SARs outstanding having a weighted-average remaining contractual life of these awards was 6.0 years with an aggregate intrinsic value of $900. No compensation expense was recorded in fiscal 2014, 2013 and 2012 related to these SARS issued under this plan.

(iv)	The Company issues new shares to satisfy share-based awards and exercise of stock options. During fiscal 2014, 2013 and 2012, respectively, no cash was used to settle equity instruments granted under share-based payment arrangements.

(b)	As of March 29, 2014, the Company had outstanding warrants exercisable into 382,693 shares of the Company’s Class A voting shares. These warrants have a weighted average exercise price of $3.42 per share and expire on August 20, 2022. As of November 1, 2005, these awards were fully-vested and no additional compensation expense will be recognized.

(c)	Employee stock purchase plan:

The Company has an Employee Stock Purchase Plan (“ESPP”) that permits eligible employees, which does not include executives of the Company, to purchase the Company’s Class A voting stock at 85% of the Class A voting shares fair market value through regular payroll deductions. A total of 100,000 shares of the Company’s Class A voting shares are reserved for issuance under the ESPP. As of March 29, 2014, 99,995 Class A voting shares were outstanding under the ESPP and no additional shares will be issued under this plan.

No shares were issued under the ESPP in fiscal 2014, 2013 and 2012.

(d)	Profit sharing plan:

Mayors has a 401(k) Profit Sharing Plan & Trust (the “Plan”), which permits eligible employees to make contributions to the Plan on a pretax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Mayors historically made cash contributions of 25% of the employee’s pretax contribution, up to 4% of Mayors employee’s compensation, in any calendar year. Effective January 1, 2009, the Company exercised its right to cancel all future matching contributions to the Plan and as such, no additional matching cash payments were made to the Plan during fiscal 2014, 2013 and 2012.

(e)	CEO and Senior Executive Long-Term Cash Incentive Plans:

During the year ended March 30, 2013, the Board of Directors approved the long-term cash incentive plans (“LTCIPs”) for the Chief Executive Officer and certain executive officers. The intention of the LTCIPs are to reward the Chief Executive Officer and other members of senior management based on the performance of the Company over three-year cycles, the first of which began with the fiscal 2013 through fiscal 2015 period. The approval of a new three-year cycle is at the discretion of the Board of Directors on recommendation of the compensation committee. The payouts under the LTCIPs will be based on the earnings before taxes (“EBT”) performance of the Company with the payout level earned during the three-year period either increasing or decreasing based on the Company’s EBT performance levels versus thresholds established in each of the three

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012 years of the three-year cycle and afterwards, if the LTCIPs are continued. The Company will pay out 1/3 of the LTCIPs value earned at the end of the first three year cycle and 1/3 of the LTCIPs value for every year thereafter, subject to the Chief Executive Officer and participating executives continued employment and subject to the payment not causing any default on the Company’s credit facilities. The LTCIPs payouts will continue to rise or fall based on the Company’s performance each year. The total LTCIPs pool is only created to compensate if EBT is above a certain growth rate and the payout is capped so that the total three-year costs of the programs combined does not exceed 10% of the Company’s total earnings before taxes for the three-year period.

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

During fiscal 2014 and 2013, the Company did not meet the annual earnings before taxes threshold established by the plan and accordingly, no liability or expense related to this plan was recorded.

9.	Income taxes:

(a)	The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 29, 2014, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2009 through 2014 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company evaluates its deferred tax assets to determine if any adjustments to its valuation allowances are required. As part of this analysis, the Company could not reach the required conclusion that it would be able to more likely than not realize the value of both its U.S. and Canadian net deferred tax assets in the future. As a result, the Company has a non-cash valuation allowance of $56.8 million against the full value of the Company’s net deferred tax assets.

The significant items comprising the Company’s net deferred tax assets at March 29, 2014 and March 30, 2013 are as follows:

	Fiscal Year Ended
	March 29, 2014	March 30, 2013
	(In thousands)
Deferred tax assets:

Loss and tax credit carry forwards	$41,889	$41,776
Difference between book and tax basis of property and equipment	2,344	2,746

Interest expense limitations carry forward	7,525	6,292

Inventory allowances	608	759

Other reserves not currently deductible	724	874

Capital lease obligation	3,204	3,617

Expenses not currently deductible	419	439

Other	96	104

Net deferred tax asset before valuation allowance	56,809	56,607

Valuation allowance	(56,809)	(56,607)

Net deferred tax asset	$—	$—

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

The following table reconciles the unrecognized tax benefits at March 29, 2014 and March 30, 2013:

	Fiscal Year Ended
	March 29, 2014	March 30, 2013
	(In thousands)

Unrecognized tax benefits at the beginning of the year	$—	$—

Gross increase – tax position in current period	183	299

Applied against certain element of deferred tax assets	(183)	(299)

Unrecognized tax benefits at the end of the year	$—	$—

All unrecognized tax benefits would affect the effective tax rate if recognized.

The Company’s income tax expense (benefit) consists of the following components:

	Fiscal Year Ended
	March 29, 2014	March 30, 2013	March 31, 2012
	(In thousands)

Income tax expense (benefit):

Current	$183	$299	$332

Deferred	(1,525)	393	(820)

Valuation allowance	1,360	(672)	511

Income tax expense	$18	$20	$23

The Company’s current federal tax payable at March 29, 2014 was $18,000 and $5,800 for March 30, 2013, and March 31, 2012.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

The Company’s provision for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended
	March 29, 2014	March 30, 2013	March 31, 2012
Canadian statutory rate	26.4%	26.2%	27.5%

Rate differential for U.S. operations	2.0%	(7.3)%	(139.1)%

Adjustment to valuation allowance	(26.8)%	21.0%	493.9%

Utilization of unrecognized losses and other tax attributes	0.0%	(45.3)%	(395.5)%

Permanent differences and other	(2.1)%	6.7%	22.7%

Total	(0.5)%	1.3%	9.5%

(b)	At March 29, 2014, the Company had federal non-capital losses of Cdn$23.5 million ($21.2 million in U.S. dollars) available to reduce future Canadian federal taxable income and investment tax credits (“ITC’s”) in Canada of Cdn$260,000 ($235,000 in U.S. dollars) available to reduce future Canadian federal income taxes payable which will expire between 2022 and 2032.

(c)	As of March 29, 2014, Mayors had federal and state net operating loss carry forwards in the U.S. of approximately $106.4 million and $98.3 million, respectively. Due to Section 382 limitations from the change in ownership for the year ended March 29, 2003, the utilization of approximately $35.3 million of the pre-acquisition net operating loss carry forwards is limited to approximately $953,000 on an annual basis through 2022. The federal net operating loss carry forwards expire beginning in fiscal 2020 through fiscal 2033 and the state net operating loss carry forwards expire beginning in fiscal 2018 through fiscal 2033. Mayors also has an alternative minimum tax credit carry forward of approximately $1.0 million to offset future federal income taxes.

10.	Capital stock:

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

	Class A common stock		Class B common stock		Total common stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount

Balance as of March 31, 2012	3,673,615	$22,283	7,717,970	$38,613	11,391,585	$60,896
Stock rights offering	3,442,026	3,593	—	—	3,442,026	3,593

Balance as of March 30, 2013	7,115,641	$25,876	7,717,970	$38,613	14,833,611	$64,489
Exercise of stock options	74,813	125	—	—	74,813	125
Private Placement	2,941,085	4,861	—	—	2,941,085	4,861

Balance as of March 29, 2014	10,131,539	$30,862	7,717,970	$38,613	17,849,509	$69,475

In August 2013, the Company executed $5.0 million convertible debenture agreements of which $4.8 million was with its controlling shareholder, Montrovest, convertible into Class A voting shares (the “Debentures”),

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012 which generated net proceeds after expenses of $4,861,000. The Debentures were sold in a private placement and had an annual interest rate of 6%, payable in the form of additional Class A voting shares at the time of conversion of the Debentures at the same conversion price of the Debentures. The Debentures provided the holders with the option to convert the Debentures before December 31, 2015 if a third party investor invested in the Company, on the same terms as the investment by a third party. In addition, the holders of the Debentures had the option, at any time prior to December 31, 2015, to convert the Debenture at a conversion price equal to the greater of:

(i)	$1.30;

(ii)	The market closing price on the last trading day prior to conversion; and

(iii)	The Company’s book value per share.

If the Debentures were not converted prior to December 31, 2015, then the Debentures would automatically be converted on December 31, 2015 into Class A voting shares as a conversion price equal to the greater of:

(i)	$1.30;

(ii)	The market closing price on the last trading day prior to the conversion; and

(iii)	The Company’s book value per share.

The $5.0 million of Debentures were converted into 2,941,085 Class A voting shares at the end of August 2013 at an average price of $1.70 per share of which Montrovest received 2,828,634 shares of Class A voting shares of the Company.

11.	Commitments:

Operating leases:

The Company leases all of its retail stores under operating leases with the exception of one Birks Group location. The rental costs are based on minimum annual rentals and for some of the stores, a percentage of sales. Such percentage of sales varies by location. In addition, most leases are subject to annual adjustments for increases in real estate taxes and common area maintenance costs. The Company also has operating leases for certain equipment.

Future minimum lease payments for the next five years and thereafter are as follows (in thousands):

Year ending March:
2015	$14,184
2016	11,746
2017	10,192
2018	7,083
2019	5,447
Thereafter	14,596

$63,248

Rent expense for the Company was approximately $24.3 million, including $0.3 million of contingent rent for the year ended March 29, 2014, $25.2 million, including $0.4 million of contingent rent for the year ended March 30, 2013 and $26.2 million, including $0.5 million of contingent rent for the year ended March 31, 2012.

12.	Contingencies:

(a)

The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigations and claims. While the final outcome with respect to claims and legal proceedings pending at

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

March 29, 2014 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

(b)	From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. At March 29, 2014 and March 30, 2013, the amount guaranteed under such arrangements was approximately $5.0 million and $6.0 million, respectively. At March 29, 2014 and March 30, 2013, the Company has recorded in accrued liabilities a reserve of $0.4 million and $0.4 million, respectively, associated with this guaranteed amount.

(c)	The Company has entered into an agreement with Prime Investments S.A. under the terms of which Prime Investments will supply the Company with at least 45%, on an annualized cost basis, of the Company’s loose diamond requirements upon the satisfaction of certain conditions (see note 14(d)).

(d)	The Company entered into a five-year distribution agreement with Damiani International B.V. (“Damiani”) during fiscal 2010 in which the Company purchased an aggregate cost value of $10.6 million of jewelry products from Damiani for sale by the Company in Canada and the United States. The agreement provides that the Company will pay for the products on an annual basis beginning on February 15, 2010 based on the cost value of the products sold during the previous year. However, the Company must make minimum annual payments totaling an aggregate amount of $5.6 million during the term of the agreement. Under this agreement, the Company is also required to replenish certain jewelry products sold during each previous quarter with payment on these purchases required within 90 days of receipt during the life of the agreement. The Company also has the right to return up to $5.0 million of any unsold Damiani products at the end of the term of the agreement. The total amount payable under this agreement is included in accounts payable.

13.	Segmented information:

The Company has two reportable segments Retail and Other. As of March 29, 2014, Retail operated 29 stores across Canada under the Birks brand, and 19 stores in the Southeastern U.S. under the Mayors brand, 1 store under the Rolex brand name in Orlando, as well as 2 retail locations in Calgary and Vancouver under the Brinkhaus brand. Other consists primarily of our corporate sales division, which services business customers by providing them with unique items for recognition programs, service awards and business gifts, the Company’s gold exchange business, which purchases gold and other precious metals from clients and refines the metals purchased, and manufacturing, which produce unique products for the retail segment of our business.

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

Certain information relating to the Company’s segments for the years ended March 29, 2014, March 30, 2013, and March 31, 2012, respectively, is set forth below:

	Retail			Other			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012
	(In thousands)
Sales to external customers	$270,630	$274,725	$279,345	$10,535	$18,034	$22,972	$281,165	$292,759	$302,317
Inter-segment sales	$—	$—	$—	$18,320	$25,126	$27,076	$18,320	$25,126	$27,076
Unadjusted gross profit	$114,210	$120,554	$125,749	$5,663	$10,612	$13,945	$119,873	$131,166	$139,694

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

The following sets forth reconciliations of the segments’ gross profits and certain unallocated costs to the Company’s consolidated gross profits for the years ended March 29, 2014, March 30, 2013 and March 31, 2012:

	Fiscal Year Ended
	March 29, 2014	March 30, 2013	March 31, 2012
	(In thousands)

Unadjusted gross profit	$119,873	$131,166	$139,694
Inventory provisions	(3,010)	(2,763)	(2,998)
Other unallocated costs	(2,801)	(2,527)	(3,051)
Adjustment of intercompany profit	605	298	(415)

Adjusted gross profit	$114,667	$126,174	$133,230

Sales to external customers and long-lived assets by geographical areas were as follows:

	Fiscal Year Ended
	March 29, 2014	March 30, 2013	March 31, 2012
	(In thousands)

Geographic Areas
Net sales:
Canada	$146,277	$158,834	$163,027
United States	134,888	133,925	139,290

	$281,165	$292,759	$302,317

Long-lived assets:
Canada	$19,484	$18,966	$20,330
United States	13,281	9,963	7,805

	$32,765	$28,929	$28,135

Classes of Similar Products
Net sales:
Jewelry and other	$148,511	$164,492	$172,487
Timepieces	132,654	128,267	129,830

	$281,165	$292,759	$302,317

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

14.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the consolidated financial statements except the following:

	Fiscal Year Ended
	March 29, 2014	March 30, 2013	March 31, 2012
	(In thousands)
Transactions:
Purchases of inventory from supplier related to shareholder	$—	$262	$1,803
Management fees to a related party	188	180	158
Consultant fees to a related party	156	165	165
Expense reimbursement to a related party	237	241	238
Interest expense on cash advance received from controlling shareholder	164	308	609
Wholesale distribution service payments to a related party	1	3	11
Balances:
Accounts payable to supplier related to shareholder	—	31	170
Accounts payable to related parties	57	65	69
Interest payable on cash advance received from controlling shareholder	13	14	47

(b)	On June 8, 2011, the Board of Directors approved the Company entering into a Management Consulting Service Agreement with Montrovest. Under the agreement, the Company pays Montrovest an annual retainer fee of €140,000 in exchange for services related to the raising of capital for international expansion projects and such other services relating to merchandising and/or marketing of the Company’s products as the Company may request. The agreement was in effect until June 8, 2012 and will be extended automatically for successive terms of one year unless either party gives a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement is subject to the review and approval of the Company’s Corporate Governance Committee and the Board of Directors. In fiscal 2014 and fiscal 2013, the Company paid €140,000 (approximately $188,000 and $180,000 in U.S. dollars, respectively), under this agreement to Montrovest. The agreement was renewed for an additional one year period ending June 8, 2015. The Company’s Board of Directors approved entering into the agreement and its renewal with Montrovest in accordance with the Company’s Code of Conduct relating to related party transactions. Mr. Berclaz, one of the Company’s former directors, was the Chairman of the Supervisory Board of Directors of Montrovest prior to his death in April 2013 and Mr. Coda Nunziante, the Company’s Vice President, Strategy was a managing director of Montrovest until June 30, 2012. As a result of entering into amendments to its senior secured revolving loan agreement and senior secured term loan agreement as described in note 16, the Company is not permitted to make payments under this contract until the Recapitalization Plan has been executed.

(c)

In February 2009 and May 2009, the Company received a $2.0 million and a $3.0 million, respectively, cash advance from Montrovest, to finance its working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s existing senior credit facilities and secured term loans and was convertible into a convertible debenture or Class A voting shares in the event of a private placement or repayable upon demand by Montrovest once conditions stipulated in the Company’s senior credit facilities permit such a payment. The cash advance bore interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012 into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance would have been paid to Montrovest. In June 2011, the Company amended it cash advance agreements with Montrovest. Under the terms of the amended agreements, the annual interest rate on the $5.0 million in cash advances outstanding was reduced from 16%, net of withholding taxes to 11%, net of withholding taxes representing an effective interest rate of approximately 12.2%. The amended agreements eliminated the convertibility of the cash advances into convertible debentures or Class A voting shares in the event of a private placement and also eliminated the payment of a 7% fee if the debt was converted into convertible debentures or Class A voting shares. The Company also amended its management subordination agreement with Montrovest and its senior lenders, eliminating the payment of any success fee to Montrovest if the Company receives net cash proceeds of $5 million or more related to an equity issuance. The Company paid a one-time fee of $75,000 to Montrovest associated with the amendment of the cash advance agreements. In August 2012, a partial repayment of $3.5 million was made on these cash advances. As a result of entering into amendments to its senior secured revolving loan agreement and senior secured term loan agreement as described in note 16, the Company is not permitted to make interest or principal payments related to the cash advance agreement until the Recapitalization Plan has been executed.

(d)	In August 2002, the Company entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments S.A. or a related party is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2014, Birks did not purchase any diamonds from Prime Investments S.A. and related parties and during 2013, Birks purchased approximately $0.3 million of diamonds from Prime Investments S.A. and related parties, respectively. As of March 29, 2014, Prime Investments S.A. beneficially owned 15.1% of the Company’s outstanding Class A voting shares.

(e)	On June 30, 2009, the Company’s Board of Directors approved the Company entering into a consulting services agreement with Gestofi S.A. (“Gestofi”) in accordance with the Company’s Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi di Montelera as the employee of Gestofi responsible for providing the consulting services related to the development of our Company’s e-commerce, new product development, wholesale business and such other services reasonably requested by the Company’s Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The Consulting Services are provided to the Company for a fee of approximately Cdn$13,700 ($12,383 in U.S. dollars) per month less any applicable taxes plus out of pocket expenses. The initial one-year term of the agreement began on August 1, 2009, and the agreement may be renewed for additional one-year terms. The agreement has been renewed yearly and was renewed in June 2014 for an additional one-year term with the monthly fee changed to 13,000 Swiss francs ($16,912 in U.S. dollars) per month. Mr. Niccolò Rossi di Montelera is a member of the Board of Directors and the son of Dr. Lorenzo Rossi di Montelera, Birks Group’s Chairman and a director and chairman of the board of Gestofi.

(f)	In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011 and February 2012, April 2013 and April 2014, the Corporate Governance Committee and Board of Directors approved the reimbursement of expenses, such as rent, communication, administrative support and analytical service costs, incurred by Regaluxe in supporting the office of Dr. Lorenzo Rossi di Montelera and of Mr. Niccolò Rossi di Montelera, the Chairman of our Executive Committee, for work performed on behalf of the Company, up to a yearly maximum of $250,000. The yearly maximum was increased to $260,000 in fiscal 2014. During fiscal 2014 and 2013, the Company paid $237,000 and $241,000 to Regaluxe under this agreement, respectively.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

(g)	In April 2011, the Corporate Governance Committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe S.r.l. Under the agreement, Regaluxe S.r.l. is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on June 1, 2011. Under this agreement the Company pays Regaluxe S.r.l. a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe S.r.l. less a discount factor of 3.5%. The agreement’s initial term was until May 31, 2012 and may be renewed by mutual agreement for additional one-year terms. This agreement has been renewed yearly and in April 2014, this agreement was renewed for an additional one year period. During fiscal 2014 and 2013, the Company paid approximately $1,000 and $3,000 to Regaluxe S.r.L. under this agreement, respectively.

(h)	In August 2013, the Company executed $5.0 million convertible debenture agreements of which $4.8 million was with its controlling shareholder, Montrovest B.V. (“Montrovest”), convertible into Class A voting shares (the “Debentures”). The Debentures had an annual interest rate of 6%, payable in the form of additional Class A voting shares at the time of conversion of the Debentures at the same conversion price as the Debentures. The $5.0 million of Debentures were converted into 2,941,085 Class A voting shares at the end of August 2013 at an average price of $1.70 per share of which Montrovest received 2,828,634 Class A voting shares of the Company. See note 10.

15.	Financial instruments:

(a)	Concentrations:

During the years ended March 29, 2014, March 30, 2013 and March 31, 2012, approximately 32%, 28% and 26%, respectively, of consolidated sales were of merchandise purchased from the Company’s largest supplier.

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

The Company has determined that the carrying value of its cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates fair values as at the balance sheet date because of the short-term maturity of those instruments. For the $73.9 million of bank indebtedness and $9.2 million of long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.

The fair value of the remaining $45.5 million of fixed-rate long-term debt is estimated to be approximately $43.4 million. The fair value was determined by discounting the future cash flows of each instrument at the current market interest rates for the same or similar debt instruments with the same remaining maturities

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012 adjusted for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Company considered interest rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s lenders. As a result, the Company has determined that the inputs used to value these long-term debts fall within Level 3 of the fair value hierarchy.

16.	Subsequent Event

In June 2014 and July 2014, subsequent to the Company’s fiscal year end and in conjunction with Montrovest executing a $5.0 million irrevocable standby letter of credit (“LC”) in favor of the Company’s senior secured revolving credit lenders in order to provide the Company with additional operating liquidity, the Company executed amendments to its senior secured revolving credit agreement and senior secured term loan agreement. The LC and amendments to the senior secured credit facilities are part of a financial recapitalization project which the Company is developing to provide greater financial resources for its operations and capital investment needs on both a short and long-term basis. The LC and amendments to the senior secured credit agreements are meant to provide the Company with the funding and additional time required to finalize and complete the Recapitalization Plan by February 2015. There has been no monetary thresholds established by the lenders for the Recapitalization Plan and although the Company is actively engaged in developing the Recapitalization Plan, currently, the Company does not have any commitments for financing under the Recapitalization Plan. Any Recapitalization Plan will need to be reviewed and approved by the Company’s Board of Directors and its lenders. In addition, the successful completion of the Recapitalization Plan is not within the Company’s control.

In exchange for the delivery of the LC as collateral, as part of the amendments, the senior secured term loan administrator lifted an existing $7 million discretionary reserve that had been imposed subsequent to the Company’s fiscal year end. Under the amendments, the Company is required to maintain excess availability under its senior secured revolving credit facility of at least $10 million at all times, failure to do so would be considered an event of default which could result in the outstanding balances borrowed under the senior secured term loan and senior secured revolving credit facility becoming due immediately. In addition, the senior secured term loan lender agreed not to impose any discretionary reserves in the calculation of the Company’s borrowing availability under the senior secured revolving credit agreement through February 10, 2015 so long as no event of default exists. As part of the amendment, the rate of interest on the senior secured term loan was increased from 8.77% to 12.5% until such time as the Recapitalization Plan is executed at which time the interest rate will change to 11.0%. In addition, the Company agreed to:

•	Provide weekly updated 13 week cash flow projections acceptable to the senior secured revolving credit facility and senior secured term loan administrative agents as well as weekly variance reports against the cash flow projections until a Recapitalization Plan has been consummated,

•	Deliver an operational restructuring plan to improve the Company’s operations acceptable to the senior secured revolving credit facility and senior secured term loan administrative agents by June 27, 2014. (The operational restructuring plan was provided to and has been accepted by the administrative agents),

•	Continue to retain the services of a financial and restructuring consultant satisfactory to the senior secured revolving credit facility and senior secured term loan administrative agents to assist with the Company’s weekly cash flow projections and in the development of the operational restructuring plan to improve its operations, and

•	Finalize and close the Recapitalization Plan acceptable to the senior secured revolving credit facility and senior secured term loan administrative agents by February 10, 2015.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 29, 2014, March 30, 2013 and March 31, 2012

As part of the amendments to the senior secured credit facilities, the Company also agreed that deviations of greater than 10% from the 13-week cash flow projection will be considered an event of default, which could result in the outstanding balances under the Company’s senior secured revolving credit facility and senior secured term loan becoming due immediately., In addition, if the Company does not accomplish the actions outlined above, an additional reserve of up to $2.5 million may be established by the lenders reducing availability under the senior secured revolving credit facility until such failure is cured by the Company.

The amendments also require that an additional $5.0 million of third party financial support is obtained on or before August 30, 2014, in a form that is acceptable to the lenders of which a principal moratorium aggregate amount of Cdn$2.5 million obtained from Investissement Québec in June 2014 was agreed by the lenders to count towards the financial support to be obtained. Failure to obtain this financial support will result in a reduction of the availability under the senior secured revolving credit facility by $125,000 per month for each month until the financial support is obtained, which will effectively reduce the borrowing capacity under this facility. Upon the receipt of an additional Cdn$3.0 million of third party financial support, the permitted deviations on the Company’s 13-week cash flow projections is increased to 12.5%.

As of July 25, 2014, the Company has retained the services of a financial and restructuring consultant satisfactory to the senior secured revolving credit facility and senior secured term loan administrative agents, delivered an operational restructuring plan, which the lenders have accepted and provided the 13 week cash flow projections and weekly updates to these projections acceptable to the senior secured revolving credit facility and senior secured term loan administrative agents in accordance with the milestones set out in the amendments to the secured credit facility agreements. The operational restructuring plan was submitted to and approved by the Company’s lenders

In June 2014, the Company was granted a one year moratorium on the monthly capital repayment amounts of Cdn$208,333 (approximately $188,298 in U.S dollars.) by Investissement Québec. Subsequent to the twelve month moratorium, the monthly capital repayment amounts of Cdn$208,333 (approximately $188,298 U.S.) will commence resulting in the repayment term being extended by twelve months. This principal moratorium aggregate amount of Cdn$2.5 million was agreed by the senior secured credit facility lenders to count towards the financial support to be obtained by August 30, 2014.

In July 2014, the Company entered into a binding letter of intent for a Cdn$2.0 million secured term loan with Investissement Québec. The loan bears interest at a rate of Canadian Prime plus 10% per annum and is repayable in 48 monthly installments beginning in August 2015.

In July 2014, the Company also entered into a lease agreement with Bristol Real Estate SA. The lease agreement provides funding for $1 million of furniture, fixtures, leasehold improvements and related equipment located within the Company’s U.S. operations.