Form 20-F
period 2016-03-26
BIRKS GROUP INC.
filed 2016-06-30
CIK 1179821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 26, 2016

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

Presentation of Financial and Other Information

The consolidated financial statements of Birks Group contained in this Annual Report are reported in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Unless otherwise indicated, all monetary references herein are denominated in U.S. dollars; references to “dollars” or “$” are to U.S. dollars and references to “CAD$” or “Canadian dollars” are to Canadian dollars.

Throughout this Annual Report, we refer to our fiscal year ending March 25, 2017, as fiscal 2017 and our fiscal years ended March 26, 2016, March 28, 2015, and March 29, 2014, as fiscal 2016, fiscal 2015 and fiscal 2014, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 26, 2016, March 28, 2015, and March 29, 2014 consisted of 52 weeks with four thirteen-week periods.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following financial data as of March 26, 2016 and March 28, 2015 and for the years ended March 26, 2016, March 28, 2015 and March 29, 2014 have been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The following financial data as of March 29, 2014, March 30, 2013 and March 31, 2012 and for the years ended March 30, 2013 and March 31, 2012 have been derived from our audited consolidated financial statements not included in this Annual Report. The fiscal year ended March 31, 2012 consisted of 53 weeks, while all other fiscal years in the table below consisted of 52 weeks. The historical results included below and elsewhere in this Annual Report are not necessarily indicative of our future performance.

The data presented below is only a summary and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, included elsewhere in this Annual Report. You should also read the following summary data in conjunction with Item 5, “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Income Statement Data:

	Fiscal Year Ended
	March 26, 2016	March 28, 2015	March 29, 2014	March 30, 2013	March 31, 2012 (1)
	(In thousands, except per share data)

Net sales	$285,826	$301,637	$281,165	$292,759	$302,317
Cost of sales	176,439	183,832	166,498	166,585	169,087

Gross profit	109,387	117,805	114,667	126,174	133,230
Selling, general and administrative expenses	91,125	103,735	105,512	110,806	118,075
Restructuring charges (2)	754	2,604	—	—	—
Depreciation and amortization	5,229	5,932	5,426	4,563	4,713
Gain on sale of assets (3)	(3,229)	—	—	—	—
Impairment of long-lived assets (4)	—	238	—	—	—

Total operating expenses	93,879	112,509	110,938	115,369	122,788
Operating income	15,508	5,296	3,729	10,805	10,442
Interest and other financial costs	10,020	11,285	9,512	9,272	10,200
Debt extinguishment charges (5)	—	2,643	—	—	—

Income (loss) before income taxes	5,488	(8,632)	(5,783)	1,533	242
Income tax expense	50	—	18	20	23

Net income (loss) attributable to common shareholders	$5,438	$(8,632)	$(5,801)	$1,513	$219

Net income (loss) per common share	$0.30	$(0.48)	$(0.35)	$0.11	$0.02
Net income (loss) per common share – diluted	$0.30	$(0.48)	$(0.35)	$0.11	$0.02

Weighted average common shares outstanding	17,961	17,937	16,617	13,538	11,392
Weighted average common shares outstanding – diluted	17,961	17,937	16,617	13,544	11,438
Dividends per share	—	—	—	—	—

Balance Sheet Data:

	As of March 26, 2016	As of March 28, 2015	As of March 29, 2014	As of March 30, 2013	As of March 31, 2012
	(In thousands)

Working capital	$27,620	$26,112	$33,304	$27,563	$31,351

Total assets	$184,640	$180,204	$190,494	$179,952	$185,167

Bank indebtedness	$63,209	$64,347	$73,941	$67,307	$61,557

Long-term debt (including current portion)	$53,174	$56,784	$54,750	$41,895	$50,965

Stockholders’ equity	$7,704	$2,823	$13,622	$16,351	$11,628

Common Stock:
Value	$69,601	$69,601	$69,475	$64,489	$60,896
Shares	17,961	17,961	17,850	14,834	11,392

(1)	The fiscal year ended March 31, 2012 consisted of 53 weeks.
(2)	Restructuring charges related to consolidating most of our corporate administrative workforce to Montreal as well as outsourcing a portion of our jewelry manufacturing and other corporate staff reductions. Refer to note 12 to our consolidated financial statements.
(3)	On August 4, 2015, the Company entered into an asset purchase agreement for the sale of the assets of the corporate sales division to Rideau Recognition Solutions Inc. (“Rideau”) for $4.3 million (refer to note 6 to our consolidated financial statements) and executed a supply and licensing agreement for Birks products and Birks-branded products.
(4)	Impairment of long-lived assets for the fiscal year ended March 28, 2015, represents $0.2 million non-cash impairment associated with a Canadian Birks retail shop-in-shop location and software impairment due to the decision to abandon a software project.
(5)	Debt extinguishment charges arising from amendments to senior secured term loan and senior secured revolving credit facility in 2015.

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

RISK FACTORS

Risks Related to the Company

Additional financing or capital that may be required may not be available on commercially reasonable terms, or may not be available at all. Capital raised through the sale or issuance of equity securities may result in dilution to our current shareholders. Failure to obtain such additional financing or capital could have an adverse impact on our liquidity and financial condition including our ability to continue as a going concern.

The Company is actively engaged in identifying alternative sources of financing that includes raising additional funds through public or private equity or debt financing, including funding from governmental sources, which may not be possible as the success of raising additional funds is beyond our control. Our majority shareholder is not bound to provide this financing. The sale of additional equity securities could result in significant dilution to our current shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our common stock. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may restrict our operations. The term of our senior secured revolving credit facility expires on August 22, 2017 while our senior secured term loan matures August 22, 2018, as such, financing may be unavailable in amounts or on terms acceptable to us, or at all, which could have a material adverse impact on our business, including our ability to continue as a going concern.

Our business could be adversely affected if we are unable to continue to lease retail stores in prime locations and successfully negotiate favorable lease terms.

As of May 31, 2016, we had 46 leased retail stores, which include the capital lease of our Canadian headquarters and Montreal flagship store. The leases are generally in prime retail locations and generally have lease terms of ten years, with rent being a fixed minimum base plus, for a majority of the stores, a percentage of the store’s sales volume (subject to some adjustments) over a specified threshold. Some of our Canadian leases (11 of 28 store leases) and U.S. leases (3 of 18 store leases) are up for renewal within the next two years and many uncontrollable factors can impact our ability to renew these leases, including but not limited to competition for key locations from other retailers. Approximately 30% of the Company’s store leases are renewable within two years. The Company’s capital expenditure requirements relating to renewing store leases is such that less than 15% of all store leases require capital expenditures in the next two years. The capital expenditures related to retail store locations in both Canada and the U.S. are estimated to be approximately $8.8 million over the next two years to remodel, relocate or open new stores. Of the $8.8 million, we estimate that $4.3 million will be spent in fiscal 2017 leaving the balance to fiscal 2018. Although we are able to finance these capital expenditures with internally generated funds and existing financing arrangements, we continue our efforts towards obtaining additional external financing as well as considering potential asset restructurings to cover the capital expenditures needed in fiscal 2017 and fiscal 2018.

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

The level of our indebtedness could adversely affect our operations, liquidity and financial condition.

The level of our indebtedness and the debt service obligations is high in proportion to our assets and stockholders’ equity. Our debt levels fluctuate from time to time based on seasonal working capital needs. The following table sets forth our total indebtedness (including bank indebtedness and current and long-term portion of debt), total stockholders’ equity, total capitalization and ratio of total indebtedness to total capitalization as of:

	March 26, 2016	March 28, 2015
Total indebtedness	$116,383,000	$121,131,000
Total stockholders’ equity	7,704,000	2,823,000

Total capitalization	$124,087,000	$123,954,000

Ratio of total indebtedness to total capitalization	93.8%	97.7%

This level of leverage could adversely affect our results of operations, liquidity and financial condition. Although we believe that our financial situation has improved compared to the prior fiscal year, some examples of how high level of indebtedness could affect our results of operations, liquidity and financial condition may include the following:

•	make it difficult for us to satisfy our obligations with respect to our indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

•	increase our vulnerability to fluctuations in interest rates;

•	require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	create additional risk to us and our shareholders’ investment value if we are unable to renew our credit facilities under similar terms and conditions;

•	place us at a disadvantage compared to our competitors that have a lower degree of leverage; and

•	negatively affect the price of our stock.

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

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that are beyond our control that influence consumer spending, including general economic conditions, consumer confidence in future economic conditions and political conditions, tourism, recession and fears of recession, consumer debt, disposable consumer income, conditions in the housing market, consumer perceptions of personal well-being and security, fuel prices, inclement weather, interest rates, foreign exchange rates, sales tax rate increases, inflation, and war and fears of war. In particular, we have seen that the economic downturn and the uncertain economic environment in the past years has contributed to declining revenues and losses for our business. Jewelry purchases are discretionary for consumers and may be particularly and disproportionately affected by adverse trends in the general economy and the equity markets. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for our products, resulting in a reduction in our sales and harming our business and operating results. A substantial portion of our customers use credit, either from our private label and proprietary credit cards or another consumer credit source, to purchase jewelry. When there is a downturn in the general economy, fewer people may use or be approved for credit, which could result in a reduction in net sales and/or an increase in bad debts, which in turn, could lead to an unfavorable impact on our overall profitability. Consequently, our belief that we currently have sufficient liquidity to fund our operations is based on certain assumptions about the future state of the economy, the future availability of borrowings to fund our operations and our future operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

Our business could be adversely affected if our relationships with any primary vendors are terminated or if the delivery of their products is delayed or interrupted.

We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name watch manufacturers have distribution agreements with our company that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In fiscal 2016, merchandise supplied by our largest luxury timepiece supplier and sold through our stores accounted for approximately 39% of our total net sales. Our relationships with primary suppliers are generally not pursuant to long-term agreements.

We obtain materials and manufactured items from third-party suppliers. Any delay or interruption in our suppliers’ abilities to provide us with necessary materials and components may affect our manufacturing capabilities or may require us to seek alternative supply sources. Any delay or interruption in receiving supplies could impair our ability to supply products to our stores and, accordingly, could have a material adverse effect on our business, results of operations and financial condition. The abrupt loss of any of our third-party suppliers, especially our largest luxury timepiece supplier, or a decline in the quality or quantity of materials supplied by any third-party suppliers could cause significant disruption in our business.

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

Applicable laws and regulations related to consumer credit may adversely affect our business.

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

As of May 31, 2016, Grande Rousse Trust beneficially owns or controls 76.0% of all classes of our outstanding voting shares, which are directly owned by Montrovest B.V. (“Montrovest”) and Mangrove Holding S.A. (“Mangrove”), Montrovest and Mangrove own 49.3% and 26.7% of our outstanding voting shares respectively. The trustee of Grande Rousse Trust is Rohan Private Trust Company Limited (the “Trustee”). Dr. Lorenzo Rossi di Montelera, who is our Chairman of the Board, is a beneficiary of Grande Rousse Trust. Under our restated articles, Montrovest and Mangrove, as holders of the Class B multiple voting shares, have the ability to control most actions requiring shareholder approval, including electing the members of our Board of Directors and the issuance of new equity.

The Trustee, Montrovest and Mangrove may have different interests than you have and may make decisions that do not correspond to your interests. In addition, the fact that we are controlled by one shareholder may have the effect of delaying or preventing a change in our management or voting control.

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

The protection of customer, employee and company data is important to us, and our customers expect that their personal information will be adequately protected. Although we have developed and implemented systems and processes that are designed to protect our information and prevent data loss and other security breaches, such measures cannot provide absolute security. We rely upon information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including e-commerce sales, supply chain, merchandise distribution, customer invoicing and collection of payments. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. The secure operation of these information technology networks, and the processing and maintenance of this information is critical to our business operations and strategy. A significant breach of customer, employee or company data could damage our reputation, our relationship with customers and the Birks or Mayors brands and could result in lost sales, sizable fines, significant breach-notification costs and lawsuits as well as adversely affect results of operations. In addition, it could harm our ability to execute our business and adversely impact sales, costs and earnings. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate cost-effective preventative measures. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.

Failure to successfully implement or make changes to information systems could disrupt or negatively impact our business.

In addition to regularly evaluating and making changes and upgrades to our information systems, we have begun to implement in fiscal 2016, a new enterprise resource planning (“ERP”) system with the Microsoft Dynamics AX for Retail platform in order to update our retail systems including point of sale (POS), supply chain, warehouse management and finance. While we follow a disciplined methodology when evaluating and making such changes, there can be no assurances that we will successfully implement such changes, that such changes will occur without disruptions to our operations, that the new or upgraded systems will achieve the desired business objectives or that the internal controls will be effective in preventing misstatements in financial reporting. Any such disruptions, inadequate internal controls or the failure to successfully implement new or upgraded systems such as those referenced above, could have a material adverse effect on our results of operations and could also affect our reputation, our relationship with customers and our brands.

The Company conducts retail operations within the United States and Canada, supplies itself from several sources within and outside North America, and has cross border financing arrangements. The risks of doing business internationally could increase its costs, reduce its profits, disrupt its business, or impact its reputation and brand development strategy.

The Company generates all of its net sales in North America. The Company also relies on certain foreign third-party vendors and suppliers. As a result, the Company is subject to the risks of doing business in jurisdictions within and outside North America, including:

•	the laws, regulations and policies of governments relating to loans and operations, the costs or desirability of complying with local practices and customs and the impact of various anti-corruption, anti-money laundering and other laws affecting the activities of the Company;

•	potential negative consequences from changes in taxation policies or currency restructurings;

•	potential negative consequences from the application of taxation policies, including transfer pricing rules and sales tax matters;

•	import and export licensing requirements and regulations, as well as unforeseen changes in regulatory requirements;

•	economic instability in foreign countries;

•	uncertainties as to enforcement of certain contract and other rights;

•	the potential for rapid and unexpected changes in government, economic and political policies, political or civil unrest, acts of terrorism or the threat of boycotts; and

•	inventory risk exposures.

While these factors and the effect of these factors are difficult to predict, any one or more of them could lower the Company’s revenues, impact its cash flow, increase its costs, reduce its earnings or disrupt its business.

Risks Related to Class A Voting Shares

Our share price could be adversely affected if a large number of Class A voting shares are offered for sale or sold.

Future issuances or sales of a substantial number of our Class A voting shares by us, Montrovest, Mangrove, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair our ability to raise capital through future issuances of equity securities. As of May 31, 2016, we had 10,242,911 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.

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

As a “foreign private issuer,” we are exempt from rules under the Exchange Act of 1934, as amended (“the Exchange Act”) that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our Class A voting shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we required to comply with Regulation Fair Disclosure, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies.

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

Item 4. Information on the Company

THE COMPANY

Corporate History and Overview

Birks Group is a leading North American prestige jewelry brand which designs, develops, makes and retails fine jewelry, timepieces, and gifts. As of May 31, 2016, Birks Group operated 46 prestige jewelry stores, 26 stores under the Birks brand, located in all major cities across Canada, 2 retail locations in Calgary and Vancouver under the Brinkhaus brand, 17 stores under the Mayors brand, located in Florida and Georgia, and 1 store under the Rolex brand name. As a prestige jeweler, most of our jewelry products are made of 18 karat gold, platinum or sterling silver, with or without precious gemstones, with significant emphasis on quality craftsmanship and distinctive design. For fiscal 2016, we had net sales of $285.8 million.

Birks’ predecessor company was founded in Montreal in 1879 and developed over the years into Canada’s premier designer, manufacturer and retailer of fine jewelry, timepieces, sterling and plated silverware and gifts. In addition to being a nationwide retailer with a strong brand identity, we are also highly regarded in Canada as a designer and maker of jewelry. We were also highly regarded in Canada as a provider of recognition programs, service awards and business gifts until we sold our corporate sales division in August 2015. We believe that operating our stores under the Birks brand and the fact that we sell Birks-branded jewelry distinguishes us from many competitors because of our longstanding reputation and heritage of being trustworthy, offering only the highest standard of quality and craftsmanship and products, our ability to offer distinctively designed, exclusive products, and a large selection of distinctive high quality merchandise at many different price points, and by placing a strong emphasis on providing a superior shopping experience to our clients.

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

Between August 2002 and November 2005, it became apparent to both Mayors and Birks management that it was in the best interests of the shareholders to combine its operations. The Company believed that such combination would create a stronger capital base, improve operating efficiencies, reduce the impact of regional issues, simplify the corporate ownership of Mayors, eliminate management and board of directors’ inefficiencies with managing intercompany issues, and possibly increase shareholder liquidity. Upon the consummation of the merger on November 14, 2005, each outstanding share of Mayors common stock not then owned by Birks was converted into 0.08695 Class A voting shares of Birks. As a result of the merger, Mayors common stock ceased trading on the American Stock Exchange (“AMEX”) and Birks Group began trading on the AMEX, which is now known as the NYSE MKT, under the trading symbol “BGI.” Following the merger, Birks Group worked very diligently to fully integrate the Birks business with Mayors. As a result of the merger, we believe Birks Group has improved operational efficiencies and diversity and depth of its products and distribution capabilities.

In December 2015, Montrovest transferred a portion of its Class A and Class B voting shares to Mangrove and as a result Montrovest owns 49.3% of the voting shares of the Company and Mangrove owns 26.7%.

In the last three fiscal years, we invested a total of approximately $21.3 million in capital expenditures primarily associated with remodeling existing stores and the opening of new stores. We expect to invest an additional $6.7 million of capital expenditures in fiscal 2017 primarily related to store remodels, store relocations associated with lease renewals and a new ERP implementation. Approximately 39% of the capital expenditure investments will be in the U.S. and 61% will be in Canada. We expect to finance these capital expenditures in the U.S. and Canada from operating cash flows, existing financing arrangements and when possible from other additional sources of financing.

The Company regularly reviews the locations of its retail network that leads to decisions that impact the opening, relocation or closing of these locations. During fiscal 2016, as a result of our review, we did not close any Mayors stores. We did, however, relocate one store in Fort Lauderdale, Florida to a smaller location. In Canada during fiscal 2016, we did close one Birks store in St. John, New Brunswick, and opened one Birks store in Edmonton, Alberta. Two Birks stores were relocated in Laval, Quebec and Etobicoke, Ontario. During fiscal 2015, as a result of our review, we closed three Mayors stores located in Brandon, Florida, Palm Beach Gardens, Florida and Sarasota Florida, and opened one store in Sarasota, Florida and we closed two Birks stores located in Halifax, Nova Scotia, and Calgary, Alberta. In addition, during fiscal 2015, we reopened two Birks stores closed in March 2014, located in Ottawa, Ontario and Mississauga, Ontario, both of which were relocated to smaller locations. During fiscal 2015, we also closed our Birks store in the Chinook Shopping Center in Calgary, Alberta and we entered into a new lease for a larger location in the same center.

Our sales are divided into two principal product categories: jewelry and timepieces. Jewelry also includes sales of other product offerings we sell such as giftware, as well as repair and custom design services.

The following table compares our sales of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 26, 2016		March 28, 2015		March 29, 2014

Jewelry and other	$127,220	44.5%	$141,781	47.0%	$148,511	52.8%
Timepieces	158,606	55.5%	159,856	53.0%	132,654	47.2%

Total	$285,826	100%	$301,637	100.0%	$281,165	100.0%

The following table sets forth our operations in geographic markets in which we operate (dollars in thousands):

	Fiscal Year Ended
	March 26, 2016	March 28, 2015	March 29, 2014

Net sales
Canada	$128,651	$143,384	$146,277
U.S.	157,175	158,253	134,888

Total revenues	$285,826	$301,637	$281,165

Long-lived assets
Canada	$19,464	$17,898	$19,484
U.S.	12,115	13,366	13,281

Total long-lived assets	$31,579	$31,264	$32,765

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

Our Canadian stores, operating under the Birks and Brinkhaus brands, carry a large selection of prestigious brand name timepieces, including our own proprietary watch line as well as timepieces made by Alpina, Baume & Mercier, Breitling, Bvlgari, Cartier, Frédérique Constant, Gucci, Montblanc, Panerai, Rolex, Tag Heuer, Tudor and Van Cleef & Arpels. We also carry an exclusive collection of high quality jewelry and timepieces that we design. We emphasize our own jewelry offerings but also include designer jewelry made by Bvlgari, Damiani, DiModolo, Gucci, Kwiat, Marco Bicego, Messika, Roberto Coin, and Van Cleef & Arpels, most of which are exclusive to our stores in Canada. Our two Brinkhaus retail locations also offer Cartier, IWC, Panerai, Patek Philippe and Rolex timepieces. We also offer a variety of high quality giftware, including writing instruments made by Montblanc.

Our U.S. stores, operating under the Mayors brand, carry a large selection of prestigious brand name timepieces, including Baume & Mercier, Breitling, Bvlgari, Cartier, Corum, Dior, Frédérique Constant, Jaeger Le Coultre, IWC, Montblanc, Patek Philippe, Panerai, Rolex, Tag Heuer, Tudor, Vacheron Constantin and Zenith. Designer jewelry offerings in our stores operating under the Mayors brand include jewelry made by Aaron Basha, Damiani, DiModolo, Gucci, Kwiat, Messika, Mikimoto, Pasquale Bruni, Roberto Coin, and writing instruments made by Montblanc. In addition, stores operating under the Mayors brand carry Birks-branded jewelry products on an exclusive basis in their markets. Our Rolex store offers exclusively Rolex brand timepieces.

We have one primary channel of distribution: the retail division, which accounts for approximately 99% of net sales, as well as three other channels of distribution, including e-commerce, gold exchange and wholesale, which combined account for approximately 1% of net sales.

Product Design, Development, Sourcing and Manufacturing

We established a product development process that supports our strategy to further develop and enhance our product offering in support of the Birks brand development. The centerpiece of this process is our Product Review Committee, which ultimately approves all new product designs and introductions. During fiscal 2016, fiscal 2015 and fiscal 2014, approximately 42%, 48%, and 58%, respectively, of our jewelry products acquired for sale were internally designed, sourced or manufactured. Products that are not designed and internally manufactured are sourced from suppliers worldwide, enabling us to sell an assortment of fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procures distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our gemstone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

We have manufacturing operations in Montreal (until such operations were outsourced in May 2016 as explained below) and Florida that enable us to offer unique, exclusive and high-quality products through an efficient supply chain. The manufacturing operations in Montreal and Florida occupy space within our corporate buildings, which we lease subject to lease agreements (see “Properties” below for more information). The products produced at these two facilities are primarily diamond jewelry with a focus on bridal jewelry.

The Montreal facility has historically had the largest volume of our manufacturing operations and was involved in all aspects of manufacturing fine jewelry with the exception of the cutting of rough diamonds and other precious stones. The Company’s strategy since fiscal 2015 has been to outsource its jewelry manufacturing to third party providers. On May 31, 2016, the Company sold most of its assets of its manufacturing facility in Montreal to The Sporn Company of Canada Inc., who will continue jewelry manufacturing operations at the Montreal facility and provide manufacturing services to the Company through a manufacturing services agreement entered into between the parties. The cash consideration and gain on the sale of the assets is immaterial to our operations. Our product development division functions, expertise and equipment as well as our loose stone division remained with the Company.

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

In fiscal 2016, we purchased jewelry, timepieces and giftware for sale in our stores from several suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our key vendors, especially our largest luxury timepiece supplier, or a decline in the quality or quantity of merchandise supplied by our vendors  could  cause  significant disruption  in  our business. In fiscal 2016, merchandise  supplied by  our largest luxury timepiece supplier and sold through our stores operating under the Mayors, Rolex, Birks and Brinkhaus brands accounted for approximately 39% of our total net sales. If our largest luxury timepiece supplier terminated its distribution agreements with us, such termination would have a material adverse effect on our business, financial condition and operating results. We believe that current relationships with our key vendors are good.

Seasonality

Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher net sales than any other quarter during the year. Net sales in the first, second, third and fourth quarters in fiscal 2016 were 25%, 22%, 32% and 21% and in fiscal 2015 were 25%, 22%, 32% and 21%.

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

We believe that our stores’ elegant surroundings and distinctive merchandise displays play an important role in providing an atmosphere that encourages sales. We pay careful attention to detail in the design and layout of each store, particularly lighting, colors, choice of materials, and placement of display cases. We also use window displays as a means of attracting walk-in traffic and reinforcing our distinctive image. Our Visual Display department designs and creates window and store merchandise case displays for all of our stores. Window displays are frequently changed to provide variety and to reflect seasonal events such as Christmas, Chinese New Year, Valentine’s Day, Mother’s Day and Father’s Day.

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

As part of our commitment to continuous, on-the-job training, we have established “Birks University” and “Mayors University”, a formalized system of in-house training with a primary focus on client service, selling skills and product knowledge that involves extensive classroom training, the use of detailed operational manuals, in-store mentorship programs and a leading edge product knowledge program which includes on-line testing. In addition, we conduct in-house training seminars on a periodic basis and administer training modules with audits to (i) enhance the quality and professionalism of all sales professionals, (ii) measure the level of knowledge of each sales professional, (iii) update sales professionals on changes to credit programs available to customers and changes to applicable laws, including anti-money laundering legislation, and (iv) identify needs for additional training. We also provide all management team members with more extensive training that emphasizes leadership skills, general management skills, “on-the-job” coaching and training instruction techniques.

Advertising and Promotion

One of our key marketing goals is to build on our reputation in our core markets as a leading prestige jewelry brand offering high quality merchandise in an elegant, sophisticated environment. For example, we frequently run advertisements that associate the “Birks” and “Mayors” brands with internationally recognized brand names such as Cartier, Patek Philippe, Rolex, and Van Cleef & Arpels, among others. Advertising and promotions for all stores are developed by our personnel in conjunction with outside creative professionals.

Our advertising reinforces our role as a world class prestige brand that aims to deliver a total shopping experience that is as memorable as our merchandise. Our marketing efforts consist of advertising campaigns on digital platforms (including the two brands’ web sites), billboards, print, direct mail, magazine, special events, media and public relations, distinctive store design, elegant displays, partnerships with key suppliers and associations with prestige institutions. The key goals of our marketing initiatives are to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors, as well as the Birks product brand, and to increase customer traffic, client acquisition and retention and net sales.

Credit Operations

We have two private label credit cards, one for each of our Birks and Mayors retail brands which are administered by third-party banks that own the credit card receivable balances. In addition, stores operating under the Mayors brand also have a Mayors proprietary credit card which we administer.

Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks and Mayors private label credit cards accounted for approximately 26% of our net sales during fiscal 2016. Sales under the Birks and Mayors private label credit cards are generally made without credit recourse to us. However, we are permitted to ask the bank to approve credit purchases under these private label credit cards, for which the bank holds credit recourses against the Company if the customer does not pay. These recourse credit lines are limited to 25% and 20% of the nonrecourse credit lines issued by the banks for the private label Birks credit card and Mayors credit card, respectively. Receivables generated on sales under the Mayors proprietary credit card are recorded on our balance sheet since we maintain the full credit risk.

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

Competition

Our research indicates that the North American retail jewelry industry is approximately an $80 billion industry and is highly competitive and fragmented, with a few very large national and international competitors and many medium and small regional and local competitors. The market is also fragmented by price and quality. Although our Birks and Mayors retail brands are prestige jewelry brands, we compete with companies within and outside of this segment, including other luxury categories. Our competitors include national and international jewelry chains as well as independent regional and local jewelry retailers. We also compete with other types of retailers such as department stores and specialty stores and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, televised home shopping networks, and e-commerce pure players. Many of these competitors have greater financial resources than we do. We believe that competition in our markets is based primarily on the total brand experience including trust, quality craftsmanship, product design and exclusivity, product selection, marketing and branding elements (including web), service excellence, including after sales service, and, to a certain extent, price. With the current consolidation of the retail industry, we believe that competition with other general and specialty retailers and discounters will continue to increase. Our success will depend on various factors, including general economic and business conditions affecting consumer spending, the performance of national and international retail operations, the acceptance by consumers of our merchandising and marketing programs, store locations and our ability to properly staff and manage our stores.

Regulation

Our operations are affected by numerous federal, provincial and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of finance charges that may be charged by a credit provider. In addition to our proprietary and private label credit cards, credit to our clients is primarily available through third-party credit cards such as American Express®, Discover®, MasterCard®, Union Pay® and Visa®, without recourse to us in the case of a client’s failure to pay. Any change in the regulation of credit that would materially limit the availability of credit to our traditional customer base could adversely affect our results of operations and financial condition.

We generally utilize the services of independent customs agents to comply with U.S. and Canadian customs laws in connection with our purchases of gold, diamond and other jewelry merchandise from foreign sources.

Diamonds extracted from certain regions in Africa, including Zimbabwe, that are believed to be used to fund terrorist activities, are considered conflict diamonds. We support the Kimberley Process, an international initiative intended to ensure diamonds are not illegally traded to fund conflict. As part of this initiative, we require our diamond suppliers to acknowledge compliance with the Kimberley Process and invoices received for diamonds purchased by us must include a certification from the vendor that the diamonds and diamond-containing jewelry are conflict free. Through this process and other efforts, we believe that the suppliers from whom we purchase diamonds exclude conflict diamonds from their inventories.

In August 2012, the SEC issued rules that require companies that manufacture products using certain “conflict minerals”, including gold, to determine whether those minerals originated in the Democratic Republic of Congo or adjoining countries (“DRC”). If the minerals originate in the DRC, or if companies are not able to establish where they originated, extensive disclosure regarding the sources of those minerals, and in some instances an independent audit of the supply chain, is required. We filed our second disclosure report on May 31, 2015 for the calendar year ended December 31, 2014 and our third on May 25, 2016 for the calendar year ended December 31, 2015. We determined that we had no reason to believe that any conflict minerals necessary to the functionality or production of our products may have originated in the DRC.

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

Organizational Structure

The following chart sets forth our ownership interest in each of our significant subsidiaries as of March 26, 2016:

Name	Jurisdiction of Incorporation	Ownership and Voting Interest

Mayor’s Jewelers, Inc.	Delaware	100%
Mayor’s Jewelers of Florida, Inc.	Florida	100%

Properties

In December 2000, we entered into a capital lease agreement for our Montreal head office and store pursuant to which we lease the building, including the Montreal flagship store, for a term of 20 years ending December 11, 2020. The net annual rental base rate was CAD$2.0 million (approximately $1.5 million U.S. dollars) for the period that ended on December 11, 2015, and increases on a compounded basis by 10% on each third annual anniversary date thereafter (except for the last two years when no increase will take place). The current net annual rental rate is CAD$2.2 million (approximately $1.7 million U.S. dollars). The lease is an absolute triple net lease to the landlord, and we are responsible for any and all additional expenses, including, without limitation, taxes and structural expenses. Subject to specific terms and conditions, we have four options to renew and extend the term of the lease for four further terms of five years each, except for the last option which is five years less eleven days, terminating on November 30, 2040. Subject to specific terms and conditions, we also have one remaining option to purchase the premises, which may be exercised no later than six months prior to the end of the twentieth year of the term of the lease, respectively.

Our U.S. retail operations are managed through a local office located in Tamarac, Florida. On September 13, 2004, we entered into an operating lease agreement for this location for a term of 15 years terminating on November 30, 2020. The current net annual base rental rate is $754,431 for the period ending November 30, 2016. Total annual rent, which includes real estate taxes and landlord operating costs, is $1,128,687. We have two options to renew for five years each. On March 9, 2015, we entered into an agreement to sublease 23,175 square feet or approximately 48% of the Tamarac office space to a third party. The current annual sublease rental rate is $425,493 for the period ending April 8, 2017. The sublease term ends on November 30, 2020.

We lease all of our other store locations. We believe that all of our facilities are well maintained and in good condition and are adequate for our current needs. We are actively reviewing all leases that expire in the next 12 months to determine whether to renew the leases.

Following is a listing of all our properties as of March 26, 2016:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores
Canada:
Bayshore Centre	2,544	March 2017	Ottawa, ON
Bloor	15,620	September 2019	Toronto, ON
Brinkhaus	1,946	March 2017	Calgary, AB
Brinkhaus	750	May 2017	Vancouver, BC
Carrefour Laval (1)	2,617	April 2025	Laval, QC
Chinook Shopping Centre	3,661	September 2024	Calgary, AB
Cornwall Centre (2)	2,349	April 2016	Regina, SK
Dix-30 Mall	1,691	July 2023	Brossard, QC
Fairview Pointe-Claire	4,210	March 2018	Pointe-Claire, QC
First Canadian Place	2,243	March 2017	Toronto, ON
Edmonton Manulife Centre	4,196	May 2017	Edmonton, AB
Mapleview Centre	1,384	June 2023	Burlington, ON
Montreal Flagship Store	19,785	December 2020	Montreal, QC
Oakridge Shopping Centre	2,244	December 2016	Vancouver, BC
Park Royal	1,797	April 2024	West Vancouver, BC

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores

Canada (continued):
Place Ste-Foy	2,366	June 2017	Ste-Foy, QC
Rideau Centre	2,745	May 2024	Ottawa, ON
Saskatoon	3,486	October 2020	Saskatoon, SK
Sherway Gardens (3)	2,726	September 2025	Etobicoke, ON
Southgate Shopping Centre	2,915	March 2017	Edmonton, AB
Square One	1,825	May 2024	Mississauga, ON
Toronto Dominion Square	5,568	January 2022	Calgary, AB
Toronto Eaton Centre	1,042	January 2018	Toronto, ON
Vancouver	20,221	January 2026	Vancouver, BC
Victoria	1,561	December 2016	Victoria, BC
West Edmonton Mall	2,244	October 2024	Edmonton, AB
Willowdale Fairview Mall	2,353	February 2018	North York, ON
Winnipeg	3,187	February 2023	Winnipeg, MB
Yorkdale (4)	2,930	October 2026	Toronto, ON

United States:
Aventura Mall	3,447	January 2017	N. Miami Beach, FL
Town Center at Boca Raton	5,878	January 2027	Boca Raton, FL
Dadeland Mall	5,700	January 2027	Miami, FL
Florida Mall	5,070	March 2020	Orlando, FL
The Galleria at Fort Lauderdale (5)	2,467	April 2025	Fort Lauderdale, FL
The Gardens Mall	5,099	January 2020	Palm Beach Gardens, FL
International Plaza	5,583	January 2022	Tampa, FL
Lenox Square Mall	2,991	January 2029	Atlanta, GA
Lincoln Road	4,250	May 2019	Miami Beach, FL
Mall at Millenia	2,088	February 2023	Orlando, FL
Miami International Mall	3,246	January 2026	Miami, FL
North Point Mall	1,145	March 2022	Alpharetta, GA
Rolex Store in Mall at Millenia	1,171	January 2020	Orlando, FL
Phipps Plaza	2,182	January 2021	Atlanta, GA
Village of Merrick Park	4,894	January 2023	Coral Gables, FL
Weston Commons	4,000	July 2017	Weston, FL
St-John’s Town Center	3,458	October 2017	Jacksonville, FL
University Town Center	1,734	January 2025	Sarasota, FL

Other Properties
Tamarac Corporate office (6)	47,851	November 2020	Tamarac, FL
Montreal Corporate office	58,444	December 2020	Montreal, QC

(1)	The Carrefour Laval store in Laval, Quebec was relocated within the same mall in July 2015. The new location is 2,617 square feet in size with a lease expiration of April 2025.
(2)	The Cornwall Centre store in Regina, Saskatchewan was closed in April 2016.
(3)	The Sherway Gardens store in Etobicoke, Ontario was relocated within the same mall in September 2015. The new location is 2,726 square feet in size with a lease expiration in September 2025.
(4)	The Yorkdale store in Toronto, Ontario will relocate within the same mall in October 2016. The new location will be 2,810 square feet in size with a lease expiration in October 2026.
(5)	The Galleria store in Fort Lauderdale, Florida was relocated within the same mall in August 2015. The new location is 2,467 square feet in size with a lease expiration of April 2025.
(6)	We have signed an agreement to sublease 23,175 square feet of our Tamarac Corporate Office to a third-party. The sublease commenced in April 2015 with a sublease expiration in November 2020.

Total annual base rent for the above locations for fiscal 2016 was approximately $14.6 million. In February 2016, we closed the license agreement shop at Hudson’s Bay Company in Toronto, Ontario which was 229 square feet.

Item 4A. Unresolved Staff Comments

Not applicable

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

Throughout this Annual Report we refer to our fiscal years ended March 26, 2016, March 28, 2015 and March 29, 2014, as fiscal 2016, fiscal 2015 and fiscal 2014, respectively. Our fiscal year ends on the last Saturday in March of each year. The financial reporting periods referred to as fiscal 2016, fiscal 2015 and fiscal 2014 consisted of 52 weeks.

Overview

Birks Group is a leading designer, maker and purveyor of prestige jewelry, timepieces and giftware in the U.S. and Canada. As of March 26, 2016, our retail operation’s total square footage was approximately 188,000. The average square footage of our three Birks flagship stores in Canada was approximately 18,500, while the average square footage for all other Birks retail stores in Canada was approximately 2,700. The average square footage of our two Brinkhaus locations was 1,300, while the average square footage of our Mayors retail stores was approximately 3,600.

We operate our business in two geographic areas, Canada and the Southeastern U.S. We have two reportable segments, “Retail” and “Other.” “Retail” is comprised of all our retail operations in the U.S. and Canada on a combined basis. In Canada, we operate stores under the Birks brand and two stores under the Brinkhaus brand. In the Southeastern U.S., we operate stores under the Mayors brand and one store under the Rolex brand. “Other” consists of e-commerce, gold exchange, wholesale and up until August 2015 included our corporate sales division that was sold.

Our net sales are comprised of revenues, net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, cheques, debit cards, third-party credit cards, private label and proprietary credit cards and house accounts to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average retail sale.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses. Cost of sales includes cost of merchandise, direct inbound freight and duties, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes, as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. Selling, general and administrative expenses (“SG&A”) include, but are not limited to, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resources and training expenses. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A, such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both our retail brands and the Birks product brand. Marketing has historically represented a significant portion of our SG&A. As a percentage of net sales, marketing expenses represented 3.1%, 3.1% and 3.9% of sales for fiscal 2016, 2015 and 2014, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amount of these indirect costs in SG&A was approximately $2.4 million, $2.9 million and $3.4 million for fiscal 2016, 2015 and 2014, respectively. Depreciation and amortization includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and amortization of intangibles.

Over the short-term, we may focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin rate and gross profits;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow; and

•	maintain flexible and cost effective sources of borrowings to finance our operations and strategies.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•	execute our merchandising strategy to increase net sales and maintain and expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, outsource and source products;

•	execute our marketing strategy to enhance customer awareness and appreciation of the Birks and Mayors retail brands, as well as the Birks product brand, taking into account today’s path to purchase, and to maintain and eventually increase customer traffic, client acquisition and retention and net sales through regional and national advertising campaigns utilizing digital channels (including the two brands’ web sites) billboards, print, direct mail, magazine, in-store events, community relations, media relations, partnerships with key suppliers, such as Mayors’ relationship with Rolex and Birks’ relationship with Van Cleef & Arpels, and associations with prestige institutions;

•	continue to develop the Birks product brand through expansion of all sales channels including international channels of distribution and e-commerce;

•	provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships; and

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability.

Foreign Currency

Because we have operations in the U.S. and Canada, our results are affected by foreign exchange rate changes. Revenue and expenses incurred in Canadian dollars are translated into U.S. dollars for reporting purposes. Changes in the value of the Canadian dollar compared to the U.S. dollar between periods may materially impact our results and may materially affect period over period comparisons. Over the past several years, the value of the Canadian dollar has varied significantly compared to the U.S. dollar which has impacted the level of our borrowing capacity and, for reporting purposes, in some instances, has resulted in material fluctuations in our net sales, expenses and our profits from our Canadian operations, when expressed in U.S. dollars. As of March 26, 2016, we had not hedged these foreign exchange rate risks.

Fiscal 2016 Summary

•	Comparable store sales (calculated on a constant-exchange rate basis) increased by 3% compared to the prior fiscal year ended March 28, 2015;

•	Net sales were $4.4 million higher than last year on a constant currency basis after excluding $20.2 million of lower sales due to the translation of the Company’s Canadian sales into U.S. dollars with a weaker Canadian dollar. Net sales were $285.8 million for fiscal 2016 compared to $301.6 million for fiscal 2015;

•	Gross profit was in line with last year on a constant currency basis after excluding the $8.3 million of lower gross profit due to the translation of the Company’s Canadian gross profit into U.S. dollars with a weaker Canadian dollar. Gross profit was $109.4 million, or 38.3% of net sales, for fiscal 2016, compared to $117.8 million, or 39.1% of net sales, for fiscal 2015. The reduction of 80 basis points in gross margin percentage is mainly due to the product sales mix and the impact of foreign exchange;

•	SG&A expenses fell to $91.1 million, or 31.9% of net sales, for fiscal 2016 compared to $103.7 million, or 34.4% of net sales, for fiscal 2015. The reduction is mainly due to the efficiencies that resulted from the operational restructuring plan that was initiated in fiscal 2015 and due to the translation of the Company’s Canadian SG&A expenses into U.S. dollars with a weaker Canadian dollar;

•	The Company’s fiscal 2016 operating income of $15.5 million, increased by $10.2 million, compared to $5.3 million in fiscal 2015. The $10.2 million increase is attributable to the $3.2 million gain on sale of assets, lower restructuring charges and lower SG&A expenses;

•	The Company recognized a net income for fiscal 2016 of approximately $5.4 million, or $0.30 per share, compared to a net loss of approximately ($8.6 million), or ($0.48) per share in fiscal 2015. Excluding the impact of $0.8 million of restructuring charges and $3.2 million of gain on sale of assets recorded during fiscal 2016, the Company’s net income for fiscal 2016 was $3.0 million, or $0.17 per share, compared to a net loss of ($3.1 million) or ($0.17 per share) for fiscal 2015 after excluding the $2.6 million restructuring charges and the $2.6 million debt extinguishment charges.

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

The percentage increase in comparable store sales for the periods presented below is as follows:

	Fiscal Year Ended
	March 26, 2016	March 28, 2015	March 29, 2014

Canada	6%	12%	2%
U.S.	1%	19%	6%

Total	3%	16%	4%

The increase in comparable store sales during fiscal 2016, fiscal 2015 and fiscal 2014 was primarily related to an increase in our average retail sale transaction in both the U.S. and Canada. The comparable store sales increase of 3% reflects a 6% comparable store sale increase in Canada and a 1% comparable store sales increase in the U.S. despite reduced tourist activity in the U.S. due to the strong U.S. dollar. The increases in comparable store sales in both regions were primarily related to an increase in the Company’s average retail sale transaction. The increase in comparable store sales in the U.S. was primarily related to the success of the Company’s timepiece strategy while the increase in comparable store sales in Canada was primarily driven by the Company’s fine jewelry business and higher timepiece sales. The Birks-branded line of jewelry also saw a successful performance in Mayors stores during the year.

Results of Operations

The following is a discussion of factors affecting our results of operations for fiscal 2016 and fiscal 2015. This discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

Fiscal 2016 Compared to Fiscal 2015

The following table sets forth, for fiscal 2016 and fiscal 2015, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 26, 2016	March 28, 2015
	(In thousands)
Net sales	$285,826	$301,637
Cost of sales	176,439	183,832

Gross profit	109,387	117,805

Selling, general and administrative expenses	91,125	103,735
Restructuring charges	754	2,604
Depreciation and amortization	5,229	5,932
Gain on sale of assets	(3,229)	—
Impairment of long-lived assets	—	238

Total operating expenses	93,879	112,509

Operating income	15,508	5,296
Interest and other financing costs	10,020	11,285
Debt extinguishment charges	—	2,643

Income (loss) before income taxes	5,488	(8,632)
Income tax expense	50	—

Net income (loss)	$5,438	$(8,632)

Net Sales

	Fiscal Year Ended
	March 26, 2016	March 28, 2015
	(In thousands)

Net sales – Retail	$281,940	$293,146
Net sales – Other	3,886	8,491

Total Net Sales	$285,826	$301,637

Net Sales. Net sales for fiscal 2016 were $285.8 million compared to $301.6 million for fiscal 2015, which is a decrease of $15.8 million, or 5.2%, as compared to fiscal 2015. Net retail sales were $8.4 million higher than last year on a constant currency basis after excluding the $19.5 million of lower sales due to the translating of the Company’s Canadian sales into U.S. dollars with a weaker Canadian dollar due to a comparable store sales increase of 3%, and $6.4 million in higher sales at two new stores and two stores temporarily closed for relocation in fiscal 2015, partially offset by $7.3 million of lower sales related to the closure of six unprofitable stores in the past two years and the temporary closure of one store for relocation in fiscal 2016. The decrease in Net Sales – Other of $4.6 million related primarily to the disposal of the corporate sales division during fiscal 2016 and to $0.7 million of lower sales due to the translation of non-retail Canadian sales into U.S. dollars with a weaker Canadian dollar.

The comparable store sales increase of 3% reflects a 6% comparable store sale increase in Canada and a 1% comparable store sales increase in the U.S. despite reduced tourist activity in Florida due to the strong U.S. dollar. The increases in comparable store sales in both regions were primarily related to an increase in the Company’s average sale transaction. The increase in comparable store sales in the U.S. was primarily related to the success of the Company’s timepiece strategy, while the increase in comparable store sales in Canada was primarily driven by the Company’s fine jewelry business and higher timepiece sales. The Birks-branded line of jewelry also experienced a successful performance in Mayors stores during the year.

Gross Profit

	Fiscal Year Ended
	March 26, 2016	March 28, 2015
	(In thousands)

Gross Profit – Retail	$110,023	$118,128
Gross Profit – Other	(636)	(323)

Total Gross Profit	$109,387	$117,805

Gross Profit. Gross profit for fiscal 2016 was $109.4 million, or 38.3% of net sales, as compared to $117.8 million, or 39.1% of net sales, in fiscal 2015. Gross profit was in line with last year on a constant currency basis, after excluding the $8.3 million of lower gross profit due to the translation of the Company’s Canadian gross profit into U.S. dollars with a weaker Canadian dollar. The 80 basis point decrease in gross margin was primarily attributable to a decrease in retail gross margin associated with product sales mix and the impact of foreign exchange.

Selling, General and Administrative Expenses. SG&A expenses were $91.1 million, or 31.9% of net sales, for fiscal 2016 compared to $103.7 million, or 34.4% of net sales, for fiscal 2015. The operational restructuring plan launched in fiscal 2015 to reduce overhead costs, improve profitability and drive efficiency within the organization was an important factor in the reduction of the SG&A expenses in fiscal 2016. Other factors that explain the $12.6 million decrease in SG&A expenses during fiscal 2016, as compared to fiscal 2015, include $2.5 million of lower expenses related to the closure of six store locations in fiscal 2016 and 2015; $1.2 million of lower expenses related to the disposal of the corporate sales division in fiscal 2016; and $7.5 million of lower expenses related to foreign currency translation of the Company’s Canadian SG&A expenses into U.S. dollars with a weaker Canadian dollar, partially offset by $1.3 million of higher expenses related to two new store openings during the last two fiscal years and two stores that were temporarily closed for relocation in fiscal 2015.

Restructuring Charges. During fiscal 2016, the Company also incurred $0.8 million of restructuring charges associated with its operational restructuring plan launched in fiscal 2015, a decrease of $1.8 million compared to fiscal 2015. These charges represented the last of the expected costs related to the restructuring plan. In July 2014, we provided to our senior secured lenders and announced an operational restructuring plan to reduce corporate overhead costs, improve profitability and drive efficiency within the organization. The restructuring plan included consolidating most of our corporate administrative workforce from our regional office in Tamarac, Florida to our Montreal corporate head office as well as the outsourcing of a portion of our jewelry manufacturing and other corporate head office staff reductions. During fiscal 2015, we recorded $2.6 million of restructuring charges. These charges included $1.4 million of severance and employee retention related charges and $0.6 million of transition related charges associated with the consolidation of positions to Montreal including temporary duplication of salary during the transition, recruitment costs for positions transferred to Montreal and travel and relocation costs. Restructuring charges also included the recording of a $0.5 million loss on the sublet of a portion of the Tamarac facility and $0.1 million of commission cost associated with the sublease agreement.

Depreciation and Amortization. Depreciation and amortization expense during fiscal 2016 was $5.2 million compared to $5.9 million during fiscal 2015. In fiscal 2016, depreciation and amortization expense was in line with fiscal 2015 after excluding $0.4 million of lower expense due to the translation of the Company’s Canadian depreciation and amortization expense into U.S. dollars with a weaker Canadian dollar.

Gain on sale of assets. During fiscal 2016, the Company realized a $3.2 million gain on sale of assets as part of the sale of its corporate sales division, which also included the execution of a supply and licensing agreement for Birks products and Birks branded products. Under the executed agreement, the assets of the Company’s corporate sales division were sold for gross proceeds of $4.3 million.

Interest and Other Financing Costs. Interest and financing costs in fiscal 2016 were in line with fiscal 2015 after excluding $0.7 million of lower costs attributable to translating the Company’s Canadian financing costs into U.S. dollars with a weaker Canadian dollar. In fiscal 2015 the Company recorded debt extinguishment charges of $2.6 million related to new and deferred financing costs as a result of the Company’s amendments to its senior secured term loan and senior secured revolving credit line in June and November 2014.

Income Tax Expense. Income tax expense was $50,000 for fiscal 2016, as compared to nil for fiscal 2015. The relatively low amount of tax expense in fiscal 2016 is due to the utilization of unrecognized losses carryforward, and relates solely to alternative minimum tax expense from U.S. operations. Income tax expense was nil in fiscal 2015 due to losses incurred. In addition, we are recording a 100% valuation allowances on the full value of the deferred tax assets generated by our U.S. and Canadian operations as the criteria for the recognition of these assets was not met at March 26, 2016.

Fiscal 2015 Compared to Fiscal 2014

The following table sets forth, for fiscal 2014 and fiscal 2013, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 28, 2015	March 29, 2014
	(In thousands)
Net sales	$301,637	$281,165
Cost of sales	183,832	166,498

Gross profit	117,805	114,667

Selling, general and administrative expenses	103,735	105,512
Restructuring charges	2,604	—
Depreciation and amortization	5,932	5,426
Impairment of long-lived assets	238	—

Total operating expenses	112,509	110,938

Operating income	5,296	3,729
Interest and other financing costs	11,285	9,512
Debt extinguishment charges	2,643	—

Loss before income taxes	(8,632)	(5,783)
Income tax expense	—	18

Net loss	$(8,632)	$(5,801)

Net Sales

	Fiscal Year Ended
	March 28, 2015	March 29, 2014
	(In thousands)

Net sales – Retail	$293,146	$270,630
Net sales – Other	8,491	10,535

Total Net Sales	$301,637	$281,165

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

Impairment of Long-Lived Assets. During fiscal 2015, we recorded $0.2 million of non-cash charges associated with the impairment of long-lived assets associated with a Canadian Birks retail shop-in-shop location due to the projected operating performance of the location and software impairment associated with a decision to abandon a software project.

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

Income Tax Expense. We recorded no income tax benefit related to our deductible timing differences created during fiscal 2015 as compared to $18,000 of income tax expense for fiscal 2014. This accounting treatment was due to the recording of a 100% valuation allowance on the full value of the deferred tax assets generated by our U.S. and Canadian operations as the criteria for the recognition of these assets was not met at March 26, 2016.

Sale of Assets

On August 4, 2015, the Company sold the assets of its corporate sales division to Rideau for proceeds of $4.3 million. The disposal is consistent with the Company’s long-term strategy to concentrate on its retail operations and develop its Birks product brand through its current retail network, as well as internationally through other channels, and to concentrate the Company’s resources and efforts on its core activities. On August 4, 2015, the carrying amount of the major classes of assets that were sold was comprised primarily of inventory of $0.8 million, resulting in a gain on disposal of assets in the amount of approximately $3.2 million. Furthermore, as part of the agreement, the Company will supply Rideau, with Birks-branded time pieces and jewelry and will receive ongoing royalty payments from Rideau, related to future sales of all Birks-branded products. Rideau has agreed to purchase a minimum aggregate amount of $4.5 million of Birks-branded products for the first three years, and $2.0 million per year for each contract year thereafter for a period of 7 years.

Liquidity and Capital Resources

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependent upon our ability to maintain positive excess availability under our senior secured revolving credit facility. As of March 26, 2016, we had approximately $63.2 million outstanding on our $110 million senior secured revolving credit facility. Our excess borrowing capacity, which was above $8.0 million throughout fiscal 2016, was $16.2 million as of March 26, 2016 and $12.9 million as of March 28, 2015. Our senior secured revolving credit facility along with our senior secured term loan are used to finance working capital, finance capital expenditures, provide liquidity to fund our day-to-day operations and for other general corporate purposes. The terms of our senior secured credit facilities require us to maintain positive excess availability at all times. The term of our senior secured revolving credit facility expires on August 22, 2017, while our senior secured term loan matures August 22, 2018.

In July 2015, the Company executed an amendment to its $33 million senior secured term loan to increase the amount of the secured term loan to $35.5 million. The interest rate on the new $2.5 million tranche is at an annual rate of LIBOR + 9.75% and it was repaid, in accordance with the repayment terms, in two equal payments in December 2015 and May 2016. The senior secured term loan is subordinated in lien priority to the senior secured revolving credit facility. These two credit facilities are used to finance working capital and capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes.

Under the terms of the amended senior secured facilities, the Company is required to maintain minimum adjusted EBITDA levels (calculated on a twelve month rolling period as defined in the agreements) if and only if, for any five consecutive business days, its availability under the senior secured revolving credit facility falls below $8.0 million. Failure to meet the minimum adjusted EBITDA levels if the Company’s availability is below $8.0 million for any five consecutive business days, is considered an event of default which could result in the outstanding balances borrowed under the senior secured term loan and senior secured revolving credit facility becoming due immediately, and will result in cross defaults on the Company’s other borrowings. In November 2015, the Company executed an amendment to the senior secured credit facilities, removing the requirement to close a recapitalization transaction on or before January 31, 2016, which included but was not limited to the closing of permanent financing, equity infusion and/or restructuring acceptable to the lenders (the “Recapitalization Transaction”). Consequently, this removed the additional reserve of up to $2.5 million that could have been imposed by the senior secured lenders if the Company had not met this condition. As part of the amendments to the senior secured credit facilities entered into in November 2015, the minimum adjusted EBITDA levels (calculated on a twelve-month rolling basis as defined in the senior secured credit facilities) were reduced for the months of October 2015 through July 2017 to reflect the impact of the weaker Canadian dollar and the disposal of the corporate sales division (refer to notes 6 and 7 of the consolidated financial statements).

Under the terms of the amended senior secured facilities, the senior secured revolving credit facility administrative agent may, at any time, impose various reserves which would lower the level of borrowing availability under the Company’s senior secured revolving credit facility (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the amount or value of the collateral, and (iii) reflect impediments to the senior secured lenders to realize upon the collateral.

There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility administrative agent may impose at its reasonable discretion. No discretionary reserves were imposed during fiscal 2015 and fiscal 2016 by the Company’s senior secured revolving credit facility administrative agent. While the Company’s senior secured revolving credit facility lenders or their administrative agent have not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory is periodically assessed by its senior secured lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased. Another factor impacting the Company’s excess availability includes, among other things, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. As of March 26, 2016, every 100 basis point strengthening or weakening of the Canadian versus the U.S. dollar would cause an approximately $13,000 increase or decrease, respectively, in the amount of excess availability. The Company met its excess availability requirement as of March 26, 2016 and as of the date of filing of this document.

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

On August 4, 2015, the Company sold the assets of its corporate sales division to Rideau for $4.3 million and executed a supply and licensing agreement with Rideau for Birks products and Birks-branded products (refer to note 6 of the consolidated financial statements).

Fiscal 2015 events

In June 2014 and July 2014, in conjunction with our controlling shareholder, Montrovest, having arranged for a $5.0 million irrevocable standby letter of credit (“LC”) to our senior secured revolving credit lenders to provide us with additional operating liquidity, we executed amendments to our senior secured revolving credit agreement and senior secured term loan agreements. The LC and amendments to the senior secured credit facilities were part of the Recapitalization Transaction which we developed to provide greater financial resources for our operations and capital investment needs on both a short and long-term basis. The LC and amendments to the senior secured credit facilities were meant to provide us with the funding and time required to finalize and to complete the Recapitalization Transaction which requirement was removed in the November 2015 amendments.

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

As part of the June 2014 and July 2014 amendments to the senior secured credit facilities, we also agreed that deviations of greater than 10% (subsequently increased to 12.5% as a result of our successfully obtaining additional financial support of CAD$5.0 million) from the 13-week cash flow projection would be considered an event of default, which could have resulted in the outstanding balances under our senior secured revolving credit facility and senior secured term loan becoming due immediately. In addition, if we did not accomplish the actions outlined above, additional reserves of up to $2.5 million may have been established by the lenders reducing availability under the senior secured revolving credit facility until such failure was cured by us and we would have been required to pay the senior secured term loan lenders a $1.4 million fee.

The June 2014 and July 2014 amendments also required us to obtain additional financial support of CAD$5.0 million by August 30, 2014 in a form that was acceptable to our lenders of which a principal moratorium aggregate amount of CAD$2.5 million (approximately $2.2 million in U.S. dollars) obtained from Investissement Québec in June 2014 was agreed by the lenders to count towards the financial support to be obtained. Under the June 2014 and July 2014 amendments, failure to obtain this financial support would have resulted in a reduction of availability under our senior secured revolving credit facility by $125,000 per month for each month until the financial support was obtained, which would have effectively reduced our borrowing capacity under this facility. We received the additional third-party financial support required as part of the amendments which was deemed acceptable by our senior secured lenders, and therefore the permitted deviations from our 13-week cash flow projections was increased to 12.5%.

In November 2014, we executed another amendment to both our senior secured revolving credit agreement and our senior secured term loan. As part of this amendment, the then term loan lenders assigned their interest in our senior secured term loan to a new lender and the senior secured term loan amount was increased from $28 million to $33 million. In addition, the revolving credit line under our senior secured revolving credit agreement decreased from $115 million to $110 million. The amendment in November 2014 also resulted in the interest rate under our senior secured term loan changing from a fixed rate of 12.5% per annum to a floating rate at LIBOR plus 9.75% per annum for the $28 million tranche and LIBOR plus 7.25% per annum for the additional $5 million tranche. The November 2014 amendment also removed the $10 million minimum excess availability requirement under our senior secured revolving credit facility, removed the ability of the senior secured term loan lender to impose a discretionary reserve of up to 5% of the borrowing base, removed the ability of the senior secured term loan lender to impose a supplemental reserve of up to $2.5 million and removed the requirement for us to pay the senior secured term loan lender a $1.4 million fee if we failed to meet any of the required actions outlined above. As part of the November 2014 amendment, we are required to achieve minimum adjusted EBITDA levels (calculated on a twelve-month rolling basis as defined in the agreements) if and only if, for any five consecutive days, our availability under our revolving line of credit falls below $8.0 million. Failure to meet the minimum adjusted EBITDA levels if our availability is below $8.0 million for any five consecutive days, is considered an event of default that could result in the outstanding balances borrowed under our senior secured term loan and senior secured revolving credit facility becoming due immediately.

In March 2015, we executed another amendment to our senior secured revolving credit agreement and certain applicable corresponding amendments to our senior secured term loan agreement. The amendments included extending the date upon which we are required to close a Recapitalization Transaction from February 10, 2015 to on or before January 31, 2016, which if not met allowed our lenders to impose a reserve of up to $2.5 million reducing availability under our senior secured revolving credit facility. From February 10, 2015, until the date of the amendment in March 2015, our senior secured lenders did not impose any additional reserves. The amendment also removed the requirement for us to retain the service of a financial and restructuring consultant and removed the requirement to provide weekly updated 13-week cash flow projections acceptable to our senior secured lenders as well as weekly variance reports against the cash flow projections and related cash flow deviation requirements.

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

In addition, under the terms of the amended senior secured facilities, the senior secured revolving credit facility administrative agent may still impose at any time, discretionary reserves which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that we maintain adequate liquidity for the operation of its business, (ii) cover any deterioration in the amount or value of the collateral, and (iii) reflect impediments to the senior secured lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility administrative agent may impose at its reasonable discretion.

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

Senior Secured Facilities

Borrowings under our senior secured revolving credit facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 26, 2016	March 28, 2015
	(In thousands)

Senior secured revolving credit facility availability	$79,429	$77,292
Amount borrowed at year end	63,209	64,347

Excess borrowing capacity at year end	$16,220	$12,945

Average outstanding balance during the year	$68,205	$73,207
Average excess borrowing capacity during the year	$13,351	$17,709
Maximum borrowing outstanding during the year	$78,137	$86,450
Minimum excess borrowing capacity during the year	$8,586	$7,011
Weighted average interest rate for year	3.2%	3.3%

Investissement Québec

The Company has term loans outstanding in the aggregate amount of $6.6 million (CAD$8.6 million) at March 26, 2016 with Investissement Québec.

In November 2015, the Company amended the monthly capital requirements amounts of all term loans with Investissement Québec in order to reduce its short-term capital requirements. The impact of the amendment on the first twelve months following the effective date of the amendment translates to a reduction of CAD$2 million (approximately $1.5 million in U.S. dollars) of the monthly capital requirements. This amendment was agreed to by the senior secured lenders.

The term loans with Investissement Québec require the Company on an annual basis to have a working capital ratio of at least 1.15 and an adjusted long-term debt to adjusted net assets ratio below 2.5. On each of June 26, 2015 and March 7, 2016, the Company obtained a waiver from Investissement Québec with respect to the requirement to test the adjusted long-term debt to adjusted net assets ratio for fiscal 2016 and fiscal 2017, respectively. The Company was in compliance with the working capital ratio as of March 26, 2016.

In June 2014, we were granted a one year moratorium on the monthly capital repayment amounts of CAD$208,333 (approximately $186,611 in U.S. dollars) by Investissement Québec. Subsequent to the twelve month moratorium, the monthly capital repayment amounts of CAD$208,333 (approximately $156,995 in U.S. dollars) commenced in June 2015 resulting in the repayment term being extended by twelve months. As stated above, this principal moratorium aggregate amount of CAD$2.5 million (approximately $2.0 million in U.S. dollars) was agreed by the senior secured lenders to count towards the financial support required to be obtained by August 30, 2014.

In August 2014, we received a CAD$2.0 million (approximately $1.6 million in U.S. dollars) secured term loan with Investissement Québec. The loan bears interest at a rate of Canadian Prime plus 10% per annum, which equated to 12.85% at March 26, 2016 and is repayable in 48 monthly installments beginning in August 2015. The loan requires us on an annual basis to have a working capital ratio of at least 1.15 and an adjusted long-term debt to adjusted net assets ratio below 2.5. If we are unable to adhere to these covenants, we would need to obtain a waiver from Investissement Québec to avoid being in default. For fiscal 2015, we received a waiver of default from Investissement Québec once it was determined that we would not be able to meet the adjusted long-term debt to adjusted net asset ratio levels required in the loan. This secured term loan was agreed by the senior secured lenders to count toward the CAD$5.0 million of additional financial support that was required to be obtained by August 30, 2014.

In addition to the previously mentioned financing arrangements, we had a CAD$5.0 million ($3.8 million in U.S. dollars) secured term loan from Investissement Québec of which CAD$3.7 million ($2.8 million in U.S. dollars) remained outstanding as of March 26, 2016, bearing interest at a rate of Canadian prime plus 7.0% per annum, which equated to 9.85% at March 26, 2016. The loan requires us to maintain a working capital ratio of 1.15 and an adjusted long-term debt to adjusted net assets ratio below 2.5. For fiscal 2015, we received a waiver of default from Investissement Québec, once it was determined that we would not be able to meet the adjusted long-term debt to adjusted net asset ratio levels required in the loan. As of March 26, 2016, we also had a CAD$10.0 million ($7.5 million in U.S. dollars) secured term loan from Investissement Québec of which CAD$3.1 million ($2.4 million in U.S. dollars) remained outstanding as of March 26, 2016, bearing interest at a rate of prime plus 5.5% per annum, which equated to 8.35% at March 26, 2016 and is repayable in 36 equal monthly payments of CAD$208,333 ($156,995 in U.S. dollars) beginning in April 2013. In June 2014, as discussed above, we were granted a one year moratorium on the monthly capital repayment amount of CAD$208,333 ($156,995 in U.S. dollars). Subsequent to the twelve month moratorium, the monthly capital repayment amount of CAD$208,333 ($156,995 in U.S. dollars) commenced resulting in the repayment term being extended by twelve months.

Capital Leases and Other Financing

In August 2014, we received capital lease funding of $1.0 million for furniture, fixtures, leasehold improvements and related equipment located within our U.S. operations. The lease financing is secured by the furniture, fixtures, leasehold improvements and related equipment and is repayable over 36 months at an annual interest rate of 14.9%. This capital lease financing was agreed by the senior secured lenders to count toward the CAD$5.0 million of additional financial support required to be obtained by August 30, 2014.

As of March 26, 2016, we also had a balance of $1.5 million remaining from an original $5.0 million cash advance from our controlling shareholder, Montrovest. This advance is payable upon demand by Montrovest once conditions stipulated in our senior credit facilities permit such a payment. Commensurate with the amendment of our senior credit facilities, in June 2011, we amended the terms of the $5.0 million cash advance, reducing the annual interest rate from 16%, net of any withholding taxes, representing an effective interest of 17.8% to 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%. In addition, the amended terms (i) eliminated the 7% fee required to be paid to Montrovest upon conversion of the advance into a convertible debenture or Class A voting shares, (ii) eliminated the convertibility of the cash advance into a convertible debenture or Class A voting share in the event of a private placement and (iii) required a one-time payment of a closing fee of $75,000. In August 2012, a partial repayment of $3.5 million was made on these cash advances as a result of the proceeds from a stock rights offering that we undertook in 2012.

Cash Flows from Operating, Investing and Financing Activities

The following table summarizes cash flows from operating, investing and financing activities:

(in thousands)	Fiscal 2016	Fiscal 2015	Fiscal 2014
Net cash provided by (used in):
Operating activities	4,704	$10,600	$(19,117)
Investing activities	(2,441)	(6,325)	(6,848)
Financing activities	(2,102)	(4,057)	24,629
Effect of changes in exchange rate on cash and cash equivalents	(173)	(190)	(162)

Net increase (decrease) in cash and cash equivalents	(12)	$28	$(1,498)

Net cash provided by operating activities was $4.7 million during fiscal 2016 as compared to $10.6 million provided by operating activities during fiscal 2015. The $5.9 million decrease in cash flows related to operating activities was primarily the result of a $5.9 million increase in the level of inventory growth in fiscal 2016 compared to fiscal 2015 and a $8.3 million lower increase in the level of accounts payable in the current year compared to the prior fiscal year, partially offset by higher cash flows generated by the increase in net income. Inventories totaled $137.8 million at March 26, 2016, as compared to $135.7 million at March 28, 2015, an increase of $2.1 million or 1.5%. Excluding the impact of $3.6 million of lower inventory due to translating the inventory of our Canadian operations to U.S. dollars with a relatively weaker Canadian dollar, inventory levels increased by $5.7 million compared to prior year end. Accounts payable were $46.7 million at March 26, 2016, as compared to $44.7 million at March 28, 2015, an increase of $2.0 million. Excluding the impact of $1.1 million of lower accounts payable due to translating the accounts payable of our Canadian operations to U.S. dollars with a relatively weaker Canadian dollar, accounts payable grew by $3.1 million. The increase in payables was primarily due to the timing of purchases and payments compared to the prior year.

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

During fiscal 2016, net cash used in investing activities was $2.4 million compared to $6.3 million used during fiscal 2015. The $3.9 million decrease in net cash used in investing activities is primarily attributable to net proceeds of $4.1 million received related to the disposal of corporate sales division assets, however the level of capital expenditures was consistent with the prior fiscal year.

During fiscal 2015, net cash used in investing activities was $6.3 million compared to $6.8 million used during fiscal 2014. The $0.5 million decrease in net cash used in investing activities primarily reflects more cash outlays for the two new mono-brand stores in fiscal 2014.

Net cash used in financing activities was $2.1 million in fiscal 2016, as compared to $4.1 million during fiscal 2015. The $2.0 million variance in cash flows related to financing activities was primarily due to a lower overall reduction in the level of debt compared to the prior year associated with the higher growth of inventories and a lower increase in accounts payable, partially offset by higher income from operations, net proceeds of $4.1 million from the disposal of assets and lower financing fees paid in fiscal 2016.

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

The following table details capital expenditures in fiscal 2016, 2015 and 2014:

	Fiscal Year Ended
	March 26, 2016	March 28, 2015	March 29, 2014
	(In thousands)

New stores and renovations	$3,947	$3,980	$6,991
Electronic equipment, computer hardware and software	997	766	2,540
Furniture and fixtures	1,833	1,301	877
Manufacturing equipment	16	19	220
Other	201	3	32

Total capital expenditures (1)	$6,994	$6,069	$10,660

(1)	Includes capital expenditures financed by capital leases of $43,000 in fiscal 2016, $1.0 million in fiscal 2015 and $4.1 million in fiscal 2014 as well as capital expenditures included in accounts payable as of the end of the fiscal year.

Capital expenditures for fiscal 2017 are projected to be approximately $6.7 million and are expected to be used primarily for store remodeling and store relocations associated with lease renewals as well as the implementation of our new ERP system. The amount of planned capital expenditures for fiscal 2017 is slightly less than the amount spent in fiscal 2016. A significant number of our Canadian leases (11 of 28 store leases) and U.S. store leases (3 of 18 store leases) are up for renewal within the next two years and we are currently in talks with a number of landlords with respect to renewing at existing locations and/or moving to new locations, and such lease renewals or new leases may require capital expenditures. The capital expenditures related to retail store locations in both Canada and the U.S. are estimated to be approximately $8.8 million over the next two years to remodel, relocate or open new stores. Of the $8.8 million, we estimate that $4.3 million will be spent in fiscal 2017 leaving the balance to fiscal 2018. The availability of financing will impact our ability to renew leases or enter into new ones, which can in turn, impact the number of retail locations we operate and the level of sales we generate in the future.

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

The Company is actively engaged in identifying alternative sources of financing that include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from governmental sources which may not be possible as the success of raising additional funds is beyond the Company’s control. The Company’s majority shareholder is not bound to provide this financing. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations. Financing may be unavailable in amounts or on terms acceptable to the Company or at all, which may have a material adverse impact on its business, including its ability to continue as a going concern.

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months. This determination, however, could be impacted by future economic, financial and competitive factors, as well as other future events that are beyond the Company’s control. If any of these factors or events result in operating performance being significantly lower than is currently forecasted, or if the Company’s senior lenders impose additional restrictions on its ability to borrow on the Company’s collateral, or if the Company does not maintain positive excess availability under its senior secured revolving credit facilities which is an event of default and the lenders exercise their right to demand repayment of balances owed under these credit facilities, there could be substantial doubt about the Company’s ability to continue as a going concern, and its capacity to realize the carrying value of its assets and repay its existing and future obligations as they generally become due without obtaining additional financing which may not be available as explained above. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

Research and development, patents and licenses, etc.

None.

Trend Information

During fiscal 2016, we were faced with several challenges such as the lower tourist traffic in the U.S. due to the strong U.S. dollar and the impact caused by a weaker Canadian dollar. Increased competition for space in Canada continued to put pressure on occupancy costs and space retention for key locations. Third party brands continue to follow through on opening their own stores and closing distribution in select retail centers and lowering the margins that are earned by retailers impacting our gross margin levels. The continuing weakening of the Canadian dollar in comparison to the U.S. dollar, continued to increase costs of merchandise purchased in U.S. dollars by the Canadian operations and reduced the impact of the Canadian operations when translated to U.S. dollars for financial reporting purposes.

We continue to pursue our strategy to develop the Birks product brand and in fiscal 2016, we launched several new collections under the Birks brand. In addition, we continued to pursue our strategies to enhance our customers’ in-store experience which included the opening of one new store at Birks, the relocation of two stores in Canada and one store in Florida, and the opening of a Van Cleef & Arpel boutique within our flag ship store in Vancouver, and the remodeling of three Birks stores in Canada to provide our clients with an engaging buying experience. The extent of our continuing investment in transforming our stores will be dependent upon our ability to raise additional capital to fund such a roll out and expansion.

Our gross profit margin has declined over the past five years primarily due to the success of our watch strategy and third party jewelry which resulted in a greater percentage of our sales being from third-party branded watches and jewelry which tend to have a lower margin compared to other products we sell as well as other changes in our product sales mix and the increased efforts over the past years which ended during 2016 to more quickly and aggressively sell through slow moving and discontinued product brands in an effort to improve the productivity and turnover of our inventory. Going forward, we believe that our gross profit margin will stabilize and begin to increase as we continue to promote the development of the Birks product brand which we expect will provide us with higher gross profit margins. Going forward, we also intend to execute our merchandising strategy to expand gross margins by developing and marketing exclusive and unique third-party branded products with higher margins.

Over the past few years we have also decreased the number of stores we operate through our closure of underperforming stores. Going forward we will continue to evaluate the productivity of our existing stores and close unproductive stores. In addition, we will be continuing to review opportunities to open new stores in new prime retail locations when the right opportunities exist.

Off-balance sheet arrangements

From time to time, we guarantee a portion of our private label credit card sales to our credit card vendor. As of March 26, 2016 and March 28, 2015, the amount guaranteed under such arrangements was approximately $9.3 million and $6.8 million, respectively. The bad debt experienced under these guarantees has not been material. See Note 14(b) to the consolidated financial statements included in this Annual Report on Form 20-F for additional discussion. We had no other off-balance sheet arrangements as of March 26, 2016 other than our operating lease commitments as detailed below and in Note 13 to our consolidated financial statements.

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of March 26, 2016 and the periods in which payments are due:

	Payments due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
		(In thousands)
Contractual Obligations
Debt maturities(1)	$105,523	$3,761	$99,628	$634	$1,500
Capital lease obligations	10,860	1,611	2,508	6,741	—
Interest on debt(2)	13,826	5,134	7,003	1,506	183
Operating lease obligations(3)	108,367	15,535	25,407	22,368	45,057

Total(4)	$238,576	$26,041	$134,546	$31,249	$46,740

(1)	Includes bank indebtedness in the 1-3 year category to reflect the current expiration date of the line of credit.
(2)	Excludes interest payments on amounts outstanding under our senior secured revolving credit facility as the outstanding amounts fluctuate based on our working capital needs. Interest expense on variable rate debts was calculated assuming the rates in effect at March 26, 2016.
(3)	The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which we are obligated. CAM charges were $3,643,000 in fiscal 2016, $3,728,000 in fiscal 2015, and $4,124,000 in fiscal 2014.
(4)	In addition to the above and as of March 26, 2016, we had $1.0 million of outstanding letters of credit.

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

Leasehold improvements are capitalized and typically include fixturing and store renovations. Amortization of leasehold improvements begins on the date the asset was placed in service and extends to the lesser of the economic life of the leasehold improvement and the initial lease term. Our lease of our Montreal headquarters’ land and building is accounted for as a capital lease. The lease is for a 20-year period from the date of inception, December 12, 2000. The lease allows for several additional term extensions of the lease; however, management has only committed for the initial 20-year period. The implicit interest rate of the long-term debt associated with the capital lease is 10.74%. The outstanding principal balance at March 26, 2016 on this capital lease was (CAD$12.1 million).

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

Going concern assumption

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months. Our financial statements have been prepared on a going concern basis which assumes that we will continue our operations for the foreseeable future and be able to realize our assets and discharge our liabilities and commitments in the normal course of business. In evaluating our ability to continue as a going concern, we are required to determine whether we have the ability to fund our operations and meet our cash flow requirements. This evaluation requires us to estimate and forecast our cash flows for at least the next twelve months from the filing date to determine whether we have sufficient availability under our secured revolving credit facility. Significant estimates that have the greatest impact on our analysis include our estimate of sales, gross margins and expenses, estimates of collateral values performed by our lenders throughout the year which could increase or decrease our availability under our senior secured credit facility, timing of inventory acquisitions, vendor terms and payments, and interest rate and foreign exchange rate assumptions. Further, we have also made judgments on whether any reserves would be imposed by our senior secured credit facilities lenders. As part of our analysis, we also evaluated our ability to achieve minimum adjusted EBITDA levels (calculated on a twelve-month rolling basis as defined in the agreement) required as part of the November 2014 senior secured term loan if and only if, for any five consecutive days, our availability under our revolving line of credit falls below $8.0 million. Failure to meet the minimum adjusted EBITDA levels if our availability is below $8.0 million for any five consecutive days, is considered an event of default that could result in the outstanding balances borrowed under our senior secured term loan and senior secured revolving credit facility becoming due immediately. Significant variances from our assumptions used in preparing our going concern analysis could significantly impact our ability to meet our projected cash flows or if our senior secured lenders impose additional restrictions on our ability to borrow on our collateral or if we do not maintain positive excess availability under our senior secured credit facilities which is an event of default and the lenders have the right to demand repayment of balances owed under these credit facilities thus impacting our ability to meet our operations and cash flow requirements required to continue as a going concern.

Revenue recognition

Sales are recognized at the point of sale when merchandise is picked up by the customer or shipped. Shipping and handling fees billed to customers are included in net sales. Revenues for gift certificate sales and store credits are recognized upon redemption. Prior to recognition as a sale, gift certificates are recorded as accounts payable on the balance sheet. Based on historical redemption rates, a portion of certificates outstanding and not subject to unclaimed property laws are recorded as income. Certificates outstanding and subject to unclaimed property laws are maintained as accrued liabilities until remitted in accordance with local ordinance. Sales of consignment merchandise are recognized at such time as the merchandise is sold and are recorded on a gross basis because we are the primary obligor of the transaction, have general latitude on setting the price, have discretion as to the suppliers, are involved in the selection of the product and have inventory loss risk. Sales are reported net of returns and sales taxes. We generally give our customers the right to return merchandise purchased by them within 10 to 90 days, depending on the products sold and record a provision at the time of sale for the effect of the estimated returns. Repair sales are recorded at the time the service is rendered. Licensing fees are recognized when the product is delivered to and accepted by the customer.

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

Impairment of long-lived assets

We periodically review the estimated useful lives of our depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, we review our long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition is less than its carrying value. Measurement of an impairment loss for such long-lived assets is based on the difference between the carrying value and the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. During fiscal 2016, we did not recognize any long-lived asset impairment charges in our consolidated financial statements. During fiscal 2015, we recorded impairment charges of $0.2 million (see Note 2(l) to our consolidated financial statements).

Income tax assets

Management judgment is required in determining the valuation allowance recorded against deferred tax assets and we record valuation allowances when we determine that it is more-likely-than-not that such deferred tax assets will not be realized in the future. We determined that the criteria for recognition of these assets was not met at the reporting date given our history of losses. We have recorded a $57.3 million valuation allowance against the full value of net deferred tax assets as of March 26, 2016 (see Note 10(a) to the consolidated financial statements). This valuation allowance could be reduced in the future based on sufficient evidence indicating that it is more likely than not that a portion of our deferred tax assets will be realized. Additionally, foreign and domestic tax authorities periodically audit our income tax returns. These audits often examine and test the factual and legal basis for positions we have taken in our tax filings with respect to our tax liabilities, including the timing and amount of deductions and the allocation of income among various tax jurisdictions (“tax filing positions”). We believe that our tax filing positions are reasonable and legally supportable. However, in specific cases, various tax authorities may take a contrary position. In evaluating the exposures associated with our various tax filing positions, we record reserves using a more-likely-than-not recognition threshold for income tax positions taken or expected to be taken. Earnings could be affected to the extent we prevail in matters for which reserves have been established or we are required to pay amounts in excess of established reserves.

Inflation

The impact of inflation on our operations has not been significant to date.

Recent Accounting Pronouncements

See Note 2 (s) and 2 (t) to the consolidated financial statements included in this Form 20-F.

Safe Harbor

See section entitled “Forward-Looking Information” at the beginning of this Annual Report on Form 20-F.

Item 6. Directors, Senior Management and Employees

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our executive officers and directors, and their respective ages and positions as of May 31, 2016:

Name	Age	Position

Dr. Lorenzo Rossi di Montelera	75	Chairman of the Board & Director
Niccolò Rossi di Montelera	43	Vice Chairman of the Board & Director
Jean-Christophe Bédos	51	President, Chief Executive Officer & Director
Emily Berlin	69	Director
Davide Barberis Canonico	50	Director
Shirley A. Dawe	69	Director
Frank Di Tomaso	69	Director
Louis L. Roquet	73	Director
Albert J. Rahm, II	62	Executive Vice President, Retail Store Operations
Carlo Coda Nunziante	52	Vice President, Strategy
Pat Di Lillo	54	Vice President, Chief Financial & Administrative Officer
Eva Hartling	35	Vice President, Marketing & Communications

Miranda Melfi	52	Vice President, Legal Affairs & Corporate Secretary
Hélène Messier	56	Vice President & Chief Talent Officer
Marco Pasteris	55	Vice President, Business Development & Support

Directors

Dr. Lorenzo Rossi di Montelera, age 75, has served as Chairman of our Board of Directors since 1993, and prior to the merger, Dr. Rossi di Montelera served on the board of directors of Mayors. Dr. Rossi di Montelera’s term as a director of Birks Group expires in 2016. He is also on the Board of Directors of Azimut S.p.A. and the Advisory Board of the Global Leadership Institute of New York. Dr. Rossi di Montelera is also a director and chairman of the board of Gestofi S.A. and a beneficiary of the Grande Rousse Trust that beneficially owns or controls all of the shares of the Company held by Montrovest and Mangrove. Dr. Rossi di Montelera is the father-in-law of Mr. Carlo Coda-Nunziante, who is our Vice President, Strategy. Dr. Rossi di Montelera is also the father of Mr. Niccolò Rossi di Montelera, a fellow director and who, as an employee of Gestofi S.A., provides consulting services to the Company.

Niccolò Rossi di Montelera, age 43, has been a director of Birks Group since 2010 and has served as Vice-Chairman of our Board of Directors since June 2015. Mr. Rossi di Montelera’s term as a director of Birks Group expires in 2016. Mr. Rossi di Montelera has been a consultant for Gestofi S.A. since August 2009 and provides consulting services to the Company in the areas of new product and brand development in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002, he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of the Directors of Montrovest until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, the Company’s Chairman of the Board and is the brother-in-law of Mr. Carlo Coda-Nunziante who is the Company’s Vice President, Strategy.

Jean-Christophe Bédos, age 51, was our Chief Operating Officer from January 2012 to March 2012 and became our President and Chief Executive Officer on April 1, 2012. He became a director of Birks Group on April 19, 2012, and his term as a director expires in 2016. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweler Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewelry industry at Cartier in 1988.

Emily Berlin, age 69, has been a member of our Board of Directors since November 2005. Ms. Berlin’s term as a director of Birks Group expires in 2016. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005. She was a Senior Managing Director of Helm Holdings International from 2001 until December 2012, which was a member of a diversified privately owned group of companies operating principally in Central and South America where she focused principally on the banking and energy sectors. Since January 2013, Ms. Berlin has been a strategic consultant to SoEnergy International Inc., an affiliate of Helm Holdings International, operating in the energy sector. From 1974 to 2000, she was a member of the law firm Shearman & Sterling, becoming a partner in 1981.

Davide Barberis Canonico, age 50, was elected to our Board of Directors in September 2013. Mr. Canonico’s term as a director of Birks Group expires in 2016. He was a member of the board of directors of Mayors since November 2005. Since January 1, 2016, Mr. Canonico has been the Chief Executive Officer of Autofil Yarn Ltd., a company in the textile industry supplying yarn to the automotive industry with manufacturing facilities in the United Kingdom and Bulgaria and was the Group Strategy Director from June 2015 to December 2015. From 1998 to March 2016, he was President and Chief Executive Officer of Manifattura di Ponzone S.p.A., an Italian family-owned company in the textile industry. From 2001 to 2015, he was also a member of the board of Sinterama S.p.A., a company in the textile industry with manufacturing facilities worldwide. He is a member of the Supervisory Board of Montrovest B.V.

Shirley A. Dawe, age 69, has been a member of our Board of Directors since 1999. Ms. Dawe’s term as a director of Birks Group expires in 2016. She is also a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management advisory company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the board of directors of numerous public and private companies in Canada and the U.S.

Frank Di Tomaso, age 69, was elected to our Board of Directors in September 2014. Mr. Di Tomaso’s term as a director of Birks Group expires in 2016. Mr. Di Tomaso is a corporate director. He has been a Chartered Professional Accountant since 1972. He was an audit and advisory partner at Raymond Chabot Grant Thornton LLP from 1981 to 2012 where he held the position of Managing Partner Audit – Public Companies until he retired in 2012. Mr. Di Tomaso also has been and currently is a member of a number of other public company corporate boards, namely Intertape Polymer Group Inc. and ADF Group Inc.

Louis L. Roquet, age 73, was appointed to the Company’s Board of Directors on May 11, 2016. Mr. Roquet was previously a member of the Company’s Board of Directors from August 2007 to July 2014 before being appointed by the Québec Government to the position of Chairman of the Board of Investissement Québec in July 2014 from which he resigned on May 2, 2016. From 2012 to 2014, Mr. Roquet was Managing Director of Cevital Spa, a large Algerian manufacturer of food products. Mr. Roquet has served as General Manager of the City of Montréal from January 2010 to January 2012. From April 2004 to October 2009, he was President and Chief Operating Officer of Desjardins Venture Capital and was responsible for managing Desjardins’ venture capital funds together with those of Capital Régional and Coopératif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. From 2002 to 2004, Mr. Roquet served as President and General Manager of Société des alcools du Québec (“SAQ”), Québec’s Liquor Board. Prior to 2002 he held the title of President and Chief Executive Officer of Investissement Québec, Secretary General of the City of Montréal and General Manager of Montréal Urban Community. He also serves as a director of numerous non-profit organizations.

Other Executive Officers

Albert J. Rahm, II, age 62, is our Executive Vice President, Retail Store Operations and has been with Birks Group since April 2007. Prior to joining us, Mr. Rahm was the President of C.D. Peacock, a jewelry retail in Chicago from March 2006 until April 2007 and prior to that was Vice President, Retail Store Operations for Mayors since 1991 and for Birks since 2005 until March 2006. Prior to joining Mayors in 1991, Mr. Rahm owned and operated three retail jewelry stores for a fourteen-year period in Shreveport, Louisiana.

Carlo Coda Nunziante, age 52, is our Vice President, Strategy and has been with Birks Group since November 18, 2002. Prior to joining the Company, Mr. Coda Nunziante was, from 1999 to 2002, a Senior Manager at A.T. Kearney, a leading global full-service management consulting firm with offices in more than 40 countries. Prior thereto, from 1994 to 1998, Mr. Coda Nunziante was Process Reengineering Manager at Whirlpool Corporation, one of the largest appliance manufacturers in the world. Mr. Coda Nunziante is the son-in-law of Dr. Rossi di Montelera, who is a director and the Chairman of the Board of the Company. Mr. Coda Nunziante is also the brother-in-law of Niccolò Rossi di Montelera, a director and who, as an employee of Gestofi, provides consulting services to the Company.

Pat Di Lillo, age 54, is our Vice President, Chief Financial and Administrative Officer and has been with Birks Group since January 2015. Prior to joining us, he was Senior Vice President, and Corporate Controller at SNC-Lavalin Group Inc., one of the world’s largest engineering and construction companies from May 2010 to December 2014 and was Vice-President, Taxation from August 2007 to May 2010. From October 1983 to August 2007, he was with KPMG LLP, where he was appointed a partner in 1995.

Eva Hartling, age 35, is our Vice President, Marketing & Communications and has been with Birks Group since August 2010. From August 2010 to November 2013, she was Director, Public Relations. Prior to joining Birks Group, Ms. Hartling, from 2009 to 2010, was with Telefilm Canada and held the position of Senior Advisor, External Communications. From 2007 to 2009, Ms. Hartling was Director, External Communications at Rona Inc., a publicly-traded retailer and distributor of hardware, building materials and home renovation products. From 2002 to 2007, she held various positions in public relations.

Miranda Melfi, age 52, is our Vice President, Legal Affairs and Corporate Secretary and has been with Birks Group since April 2006. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

Hélène Messier, age 56, is our Vice President & Chief Talent Officer and has been with Birks since November 2000. Prior to joining Birks, she was Assistant General Manager of the Federation des Producteurs de Lait du Québec from November 1997 to November 2000. From 1982 to 1997, she held various management positions both in operations and human resources with Bell Canada.

Marco Pasteris, age 55, is our Vice President, Business Development and Support and has been with Birks since September 1993 in several capacities including Vice President, Finance and Treasurer. Prior to joining Birks Group, Mr. Pasteris was the representative of the Fata S.p.A. of Pianezza, Italy in Sovitalprodmash, Volsk, Russia (a Fata S.p.A. Joint Venture) from 1991 to 1993. Before joining Sovitalprodmash, Mr. Pasteris was Controller of International Operations at the Gruppo Finanziaro Tessile S.p.A., Torino, Italy, where he spent six years.

COMPENSATION OF DIRECTORS AND OFFICERS

Director Compensation

During fiscal 2016, each director who was not an employee of the Company received an annual fee of $25,000 for serving on our Board of Directors, $1,500 for each Board meeting attended in person and $750 for each Board meeting attended by phone. The chairperson of each of the audit committee, compensation committee and corporate governance and nominating committee received an additional annual fee of $10,000, $8,000 and $5,000, respectively. Since October 2012, the members of each of the audit committee, compensation committee and corporate governance and nominating committee received an additional annual fee of $5,000, $4,000 and $2,500, respectively, and the independent member of the executive committee received an additional annual fee of $4,000. The chairperson and any other members of any special independent committee of directors that may be established from time to time is entitled to receive compensation as may be determined by the Board of Directors for his or her service on such committee. Each director who is not an employee of the Company is entitled to receive a grant of 5,000 stock appreciation rights on April 1 of each year, an increase from 1,000 stock appreciation rights previously granted prior to September 2012. In April 2012, 1,000 stock appreciation rights were granted to each non-employee director. In September 2012, April 2013, April 2014 and April 2015, 4,000, 5,000, 5,000 and 5,000, respectively, of stock appreciation rights were granted to each non-employee director. In addition, in September 2014, 2,000 stock appreciation rights were granted to a new member of our Board of Directors. All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

Executive Compensation

We are a “foreign private issuer” under U.S. securities laws and not a reporting issuer under Canadian securities laws and are therefore not required to publicly disclose detailed individual information about executive compensation in our home jurisdiction. However, the executive compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers are detailed in our Management Proxy Circular as such document is referred to below. Under the Canada Business Corporations Act, being the statute under which we were incorporated, we are only required to provide certain information on aggregate executive compensation. The aggregate compensation paid by us to our ten executive officers in fiscal 2016, including two of whom left the Company during the year and a new executive officer who was appointed to replace one of the executive officers that left during the year, was approximately $2,193,000 (annual salary).

The summary compensation table regarding our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers and the option/SAR grants and exercise of options tables in our Management Proxy Circular will be filed on Form 6-K with the SEC in connection with our 2016 Annual Meeting of Shareholders.

Birks Group Incentive Plans

Long-Term Incentive Plan

In 2006, Birks Group adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks Group’s business. As of May 31, 2016, there were 131,990 cash-based stock appreciation rights outstanding that were granted to members of the Company’s Board of Directors and outstanding stock options to purchase 660,000 shares of the Company’s Class A voting shares granted to nine members of the Company’s senior management team under the Long-Term Incentive Plan. The stock appreciation rights outstanding as of May 31, 2016, under the Long-Term Incentive Plan, have a weighted average exercise price of $1.51 and the stock options outstanding as of May 31, 2016, under the Long-Term Incentive Plan have a weighted average exercise price of $1.20.

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

We cannot issue Class A voting shares or awards under the Long-Term Incentive Plan if such issuance, when combined with the Class A voting shares issuable under any of our other equity incentive award plans and all other Class A voting shares issuable under the Long-Term Incentive Plan would exceed 1,304,025 Class A voting shares, unless the issuance of such shares or awards in excess of this limit is approved by the shareholders of the Company. However, this limit shall not restrict the Company to issue awards under the Long-Term Incentive Plan that are payable other than in shares, including cash-settled stock appreciation rights. As of March 26, 2016, the Company could issue 254,543 of additional Class A voting shares or awards under its Long-Term Incentive Plan without exceeding this limit.

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

The Long-term Incentive Plan expired on February 10, 2016 and no further awards will be granted under this plan. However, this plan will remain effective until the outstanding awards issued thereunder terminate or expire by their terms.

Employee Stock Purchase Plan

In 2006, Birks Group adopted an Employee Stock Purchase Plan (“ESPP”), which was approved in September 2006. The ESPP permits eligible employees, which do not include executives of Birks Group Inc., to purchase our Class A voting shares from Birks Group at 85% of their fair market value through regular payroll deductions. A total of 100,000 shares of our Class A voting shares are reserved for issuance under the ESPP. As of May 31, 2011, 99,995 shares had been issued under the ESPP and no additional shares will be issued under this plan. No shares were issued under the ESPP in fiscal 2016, 2015 and 2014.

CEO and Senior Executives Long-Term Cash Incentive Plans

During the fiscal year ended March 30, 2013, the Board of Directors approved the long-term cash incentive plans (“LTCIPs”) for the Chief Executive Officer and Senior Executive members. The intention of the LTCIPs are to reward the Chief Executive Officer and other members of senior management based on our performance over three-year cycles, the first of which began with the fiscal 2013 through fiscal 2015 period. The approval of a new three-year cycle is at the discretion of the Board of Directors on recommendation of the Compensation committee. The payouts under the LTCIPs will be based on our earnings before tax (“EBT”) performance with the payout level earned during the three-year period either increasing or decreasing based on our EBT performance levels versus thresholds established in each of the three years of the three-year cycle and afterwards, if the LTCIPs are continued. The payout will be 1/3 of the LTCIPs value earned at the end of the first three year cycle and 1/3 of the LTCIPs value for every year thereafter, subject to the Chief Executive Officer and participating executives continued employment and subject to the payment not causing any default on the Company’s credit facilities. The LTCIPs payouts will continue to rise or fall based on the Company’s performance each year. The total LTCIPs pool is only created to compensate if EBT is above a certain growth rate and the payout is capped so that the total three-year costs of the programs combined does not exceed 10% of our total earnings before taxes for the three-year period. As of March 28, 2015 and March 29, 2014, no amounts were earned under the LTCIP and no new three-year cycles have been approved by the Board of Directors. A new long-term cash incentive plan was approved by the Company’s Board of Directors to replace this plan in April 2015 as described below. Consequently, the LTCIPs are no longer applicable to the Chief Executive Officer or any other Senior Executive.

CEO Long-term Cash Incentive Plan

In April 2015, our Board of Directors approved a long-term cash incentive plan for the Chief Executive Officer (“CEO LTCIP”). The intention of the CEO LTCIP is to reward the Chief Executive Officer based on the Company’s performance over three-year cycles, the first of which begins with the fiscal 2016 through fiscal 2018 period. The approval of this three-year cycle is at the discretion of the Board of Directors on recommendation of the Compensation Committee. The CEO LTCIP is structured to fund a pool of dollars based on the successful achievement of earnings before tax (“EBT”) and the level of achievements of three key metrics that can modify the amount achieved based on EBT over three one-year periods. The amount of money funded each year, if earned, is added together at the end of the three-year cycle (with each year comprising 1/3 of the total payout opportunity). Fifty percent (50%) of the final value of the pool following completion of the three year cycle (early fiscal year 2019) is payable at the end of the three year cycle, with the remaining 50% payable one year thereafter (early fiscal 2020) subject to the Chief Executive Officer remaining employed at the time of payout and the payout not causing any default under our senior secured credit facilities. As of March 26, 2016, no amounts were earned under the CEO LTCIP.

Birks Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of our business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of May 31, 2016, there were 6,162 Class A voting shares underlying options granted under the Birks ESOP.

Mayors Equity-Incentive Plans

1991 Stock Option Plan and Long-Term Incentive Plan

The Company has outstanding employee stock options and SARs issued to employees and members of the Board of Directors of Mayors under the 1991 Stock Option Plan (“the 1991 Plan”) and the Long-Term Incentive Plan (the “Mayor’s LTIP”) approved by the former Board of Directors of Mayors. Under these plans, the option price was required to equal the market price of the stock on the date of the grant or in the case of an individual who owned 10% or more of the common stock of Mayors, the minimum price was to be set at 110% of the market price at the time of issuance. Options granted under these programs generally became exercisable from six months to three years after the date of grant, provided that the individual was continuously employed by Mayors, or in the case of directors, remained on the Board of Directors. All options generally expired no more than ten years after the date of grant. No further awards will be granted under these plans. However, these plans will remain effective until the outstanding awards issued under the plans terminate or expire by their terms. As of May 31, 2016, there were 627 Class A voting shares underlying awards granted under the 1991 Plan and no outstanding awards under the Mayor’s LTIP, following the Offer to Amend (as described below). The awards outstanding under the 1991 Plan have a weighted average exercise price of $1.05.

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

Our Board of Directors has determined that four of our eight directors (Emily Berlin, Shirley A. Dawe, Frank Di Tomaso and Louis L. Roquet) qualify as independent directors within the meaning of Section 803A of the NYSE MKT Company Guide.

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

Notwithstanding the fact that we qualify for the “controlled company” exemption, we maintain a Corporate Governance and Nominating Committee and a Compensation Committee comprised solely of independent directors.

During fiscal 2016, our Board of Directors held a total of five board of directors meetings and twenty-five committee meetings. During such period, six out of the then eight directors attended 100% of the meetings of the Board of Directors, one director attended 80% of the Board meetings and one director attended three of the five or 60% of the Board meetings held while that director was in office.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. During fiscal 2016, our Board of Directors was composed of the four main committees below. The Board of Directors may from time to time also create special committees of the Board as needed.

1. Audit Committee. We have a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. During fiscal 2016, the audit committee held six meetings. During such period, one member attended 100% of the audit committee meetings, one member attended 83% of the meetings and the other attended 67% of the meetings while that member was in office. During fiscal 2016, the audit committee was comprised of Frank Di Tomaso (Chair), Emily Berlin and Guthrie Stewart (until December 31, 2015), each of whom was financially literate and an independent (as defined by the NYSE MKT listing standards and SEC rules), non-employee director of Birks Group. On May 11, 2016, we appointed Louis L. Roquet as a member of the Audit Committee following the departure of Guthrie Stewart. Mr. Roquet is also financially literate and an independent, non-employee director of Birks Group. We have determined that Frank Di Tomaso is an “audit committee financial expert” as this term is defined under SEC rules. Neither the SEC nor the NYSE MKT requires us to designate an “audit committee financial expert”.

2. Compensation Committee. We have a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of Birks Group. The compensation committee also establishes criteria for goals and objectives for variable compensation, evaluates the performance of the Chief Executive Officer on an annual basis and provides recommendations to the Board of Directors regarding Chief Executive Officer and senior management succession plans. Certain decisions regarding compensation of certain other executive officers are reviewed by the compensation committee. During fiscal 2016, the compensation committee held five meetings and all of the members of the compensation committee attended these meetings during such period, except for one member who attended 80% of the meetings. During fiscal 2016, the compensation committee was comprised of Shirley A. Dawe (Chair), Frank Di Tomaso and Guthrie J. Stewart (until December 31, 2015). Every member of the Compensation Committee was an independent (as defined by the NYSE MKT listing standards), non-employee director of Birks Group. On May 11, 2016, we appointed Louis L. Roquet as a member of the Compensation Committee following the departure of Guthrie Stewart. Mr. Roquet is also an independent, non-employee director of Birks Group.

3. Corporate Governance and Nominating Committee. The corporate governance and nominating committee is responsible for overseeing all aspects of our corporate governance policies. The corporate governance and nominating committee is also responsible for the oversight and review of all related party transactions and for nominating potential nominees to the Board of Directors. Our policy with regard to the consideration of any director candidates recommended by a shareholder is that we will consider such candidates and evaluate such candidates by the same process as candidates identified by the corporate governance committee. During fiscal 2016, the corporate governance and nominating committee held four meetings and all members of the corporate governance and nominating committee attended these meetings during such period. Our corporate governance and nominating committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. The current and fiscal 2016 members are Emily Berlin (Chair), Shirley Dawe, and Frank Di Tomaso. Every member of the Corporate Governance Committee is an independent (as defined by the NYSE MKT listing standards), non-employee director of Birks Group.

4. Executive Committee. We have a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between meetings of the Board of Directors for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in our operations, including but not limited to, the monitoring of the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. During fiscal 2016, the executive committee had four members consisting of: Niccolò Rossi di Montelera (Chair), Jean-Christophe Bédos, Davide Barberis Canonico and Guthrie J. Stewart (until December 31, 2015). During fiscal 2016, the executive committee held ten meetings. All of the members of the executive committee attended these meetings during such period except for one member who attended 80% of the executive committee meetings while that member was in office. On May 11, 2016, we appointed Louis L. Roquet as a member of the Executive Committee following the departure of Guthrie Stewart. Mr. Roquet is an independent, non-employee director of Birks Group.

EMPLOYEES

As of March 26, 2016, we employed approximately 557 persons. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, training, retraining and developing the best people in our industry.

Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations and corporate sales. The table below sets forth headcount by category and geographic location for the periods indicated:

	Canada	U.S.	Total
As of March 26, 2016:
Administration	144	31	175
Retail	231	152	383

Total	375	183	558

As of March 28, 2015:
Administration	184	47	231
Retail	244	158	402

Total	428	205	633

As of March 29, 2014:
Administration	183	91	274
Retail	282	175	457

Total	465	266	731

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2016, based on 10,242,911 Class A voting shares, by each executive officer and each director:

Name of Beneficial Owner	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Dr. Lorenzo Rossi di Montelera(1)	—	—
Niccolò Rossi di Montelera	—	—
Jean-Christophe Bédos(2)	250,000	2.4%
Davide Barberis Canonico	—	—
Shirley A. Dawe(3)	1,545		*
Emily Berlin(4)	46,952		*

Frank Di Tomaso	—	—
Louis L. Roquet	—	—
Pat Di Lillo(5)	16,666		*

Marco Pasteris(6)	192,820	1.9%
Albert J. Rahm, II(7)	16,666		*

*	Less than 1%.
(1)	Dr. Rossi di Montelera is a beneficiary of Grande Rousse Trust. Grande Rousse Trust beneficially owns or controls 7,717,970 Class A voting shares to which Montrovest and Mangrove collectively would be entitled upon conversion of the Class B multiple voting shares held by Montrovest and Mangrove collectively in addition to 5,928,722 Class A voting shares held collectively by Montrovest and Mangrove. Holders of Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Dr. Rossi di Montelera expressly disclaims beneficial ownership over the shares held by Montrovest and Mangrove.
(2)	Includes (a) an option to purchase 150,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2016, at a price of $1.04 per share and which expires on January 4, 2022, and (b) an option to purchase 100,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2016, at a price of $0.84 per share and which expires on April 18, 2023. An option to purchase 100,000 Class A voting shares vesting over a period of three (3) years from September 16, 2015, exercisable at a price of $0.78 per share and which expires on September 16, 2025, has not been included as the option is not vested.
(3)	Includes 1,545 Class A voting shares.
(4)	Includes 46,952 Class A voting shares.
(5)	Includes an option to purchase 50,000 Class A shares, exercisable at a price of $1.94 per share and which expires on January 5, 2025, which vests over a period of three (3) years from January 5, 2015, and currently 16,666 are vested and exercisable or exercisable within 60 days of May 31, 2016 and included in the table above. An option to purchase 10,000 Class A shares vesting over a period of three (3) years from September 16, 2015, exercisable at a price of $0.78 per share and which expires on September 16, 2025, has not been included as the option is not vested.
(6)	Includes (a) an option to purchase 2,170 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2016, at a price of $1.05 per share and which expires on April 16, 2020, (b) an option to purchase 15,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2016, at a price of $1.25 per share and which expires on September 23, 2020, (c) warrants to purchase 48,110 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2016, at prices of $3.34 to $6.21 per share and which expire on August 20, 2022, (d) an option to purchase 10,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2016, at a price of $0.89 per share and which expires on November 14, 2022, (e) an option to purchase 15,000 Class A voting shares, exercisable at a price of $1.66 per share and which expires on September 12, 2023, which vests over a period of three (3) years from September 16, 2013, and currently 10,000 are vested and exercisable or exercisable within 60 days of May 31, 2016 and included in the table above, and (f) 107,540 Class A voting shares. An option to purchase 20,000 Class A voting shares vesting over a period of three (3) years from September 16, 2015, exercisable at a price of $0.78 per share and which expires on September 16, 2025, has not been included as the option is not vested.
(7)	Includes an option to purchase 15,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2016, at a price of $0.89 per share and which expires on November 14, 2022. An option to purchase 20,000 Class A voting shares vesting over a period of three (3) years from September 16, 2015, exercisable at a price of $0.78 per share and which expires on September 16, 2025, has not been included as the option is not vested.

For arrangements involving the issuance or grant of options or shares of the Company to such named executive officers and other employees, see above under the heading “Compensation of Directors and Officers” and Item 10. “Additional Information—Material Contracts—Employment Agreements.”

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2016 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and Class B multiple voting shares. The major shareholders listed with Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Unless otherwise indicated in the table, each of the individuals named below has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 10,242,911 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on May 31, 2016, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Annual Report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of May 31, 2016 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. For information regarding entities or persons that directly or indirectly control us, see “Item 3. Key Information – Risk Factors – Risks Related to the Company.”

Name of Beneficial Owner (1)	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Grande Rousse Trust (2)	13,646,692	76.0%
Rohan Private Trust Company Limited (3)	13,646,692	76.0%
Montrovest BV (4)	8,846,692	63.4%
Mangrove Holding S.A. (5)	4,800,000	33.7%
Asiya Trust, as trustee for Beech Settlement Trust (6)	1,536,047	15.0%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.
(2)	Includes 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montrovest and Mangrove collectively would be entitled upon conversion of the Class B multiple voting shares held by Montrovest and Mangrove, collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montrovest and Mangrove collectively are beneficially owned by Grande Rousse Trust. Dr. Rossi di Montelera who is the Company’s Chairman of the Board of Directors is a beneficiary of Grande Rousse Trust.
(3)	Trustee of Grande Rousse Trust. Includes 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montrovest and Mangrove collectively would be entitled upon conversion of the Class B multiple voting shares held by Montrovest and Mangrove, collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montrovest and Mangrove are beneficially owned by Grande Rousse Trust. Dr. Rossi di Montelera is a beneficiary of Grande Rousse Trust.
(4)	Comprised of 8,846,692 Class A voting shares, of which 3,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.
(5)	Includes 4,800,000 Class A voting shares, of which 4,000,000 Class A voting shares to which Mangrove would be entitled upon conversion of the Class B multiple voting shares held by Mangrove. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting shares held and each Class B multiple voting share is convertible into one Class A voting share. Grande Rousse Trust is the sole shareholder of Mangrove.
(6)	The Company has been advised that Asiya Trust, as trustee of the Beech Settlement Trust, exercises ultimate voting and investment control over the securities held of record by Asiya Trust, as trustee of Beech Settlement Trust, which is the ultimate beneficial owner of Prime Investments S.A.

As of May 31, 2016, there were a total of 299 holders of record of our Class A voting shares, of which 236 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 44.5% of our outstanding Class A voting shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees. None of our Class B multiple voting shares are held in the United States. Each Class B multiple voting share entitles the holder to ten (10) votes at all meetings of our shareholders (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of our restated articles or the Canada Business Corporations Act).

Following (a) the stock rights offering in August 2012, whereupon Montrovest purchased 3,100,088 Class A voting shares and (b) the private placement in 2013 whereupon Montrovest converted its Debenture into 2,828,634 Class A voting shares, Montrovest’s beneficial ownership of the Company’s shares increased from 67.8% to 76.0%.

On March 19, 2015, Montrovest entered into a sale and purchase agreement with Mangrove, an affiliate of Montrovest, whereby Montrovest undertook to sell and transfer to Mangrove and Mangrove undertook to purchase and receive from Montrovest 800,000 Class A voting shares and 4,000,000 Class B voting shares within a period of 9 months from the date of the agreement for a price equal to the greater of (i) the closing price of the Company’s shares on the NYSE MKT on the day of the sale, and (ii) a price per share equal to which a third party investor will commit (or has committed) itself for an investment in the Company within the 9 month period. This sale occurred on December 18, 2015.

RELATED PARTY TRANSACTIONS

Diamond Supply Agreement

On August 15, 2002, Birks entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments S.A., a related party, is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2016, Birks purchased approximately $0.5 million of diamonds from Prime Investments S.A. and related parties. Birks did not purchase any diamonds from Prime Investment S.A. and related parties in fiscal 2014. As of May 31, 2016, Asiya Trust, as a trustee of Beech Settlement Trust, which is the ultimate beneficial owner of Prime Investments S.A., beneficially owned 15.0% of the outstanding Class A voting shares of Birks Group.

Management Consulting Services Agreement

In June 2011, we entered into a management consulting services agreement with Montrovest. Under the agreement, we paid Montrovest an annual retainer fee of €140,000 ($152,000 in U.S. dollars) in exchange for services related to the raising of capital for international expansion projects and such other services relating to merchandising and/or marketing of our products as we may request. The agreement was in effect until June 2012 and was extended automatically for successive terms of one year unless either party gave a 60 day notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of our Corporate Governance and Nominating Committee and the Board of Directors. Mr. Davide Barberis Canonico, one of our directors, is a member of the Supervisory Board of Directors of Montrovest and Mr. Carlo Coda-Nunziante, our Vice President, Strategy was a managing director of Montrovest until June 30, 2012. In fiscal 2016, 2015 and 2014, we paid €105,000, €140,000 and €140,000 respectively (approximately $116,000, 178,000 and $188,000, respectively, in U.S. dollars) under this agreement to Montrovest. In April 2015, the agreement was renewed for an additional one year period ending June 8, 2016. Our Board of Directors approved our entering into the agreement and its renewal with Montrovest in accordance with our Code of Conduct relating to related party transactions. In February 2015, our Board of Directors approved the reimbursement to Montrovest of legal fees incurred by Montrovest in connection with the issuance of the $5.0 million LC for our benefit up to a total amount of CAD$75,000 (approximately $60,000 in U.S. dollars). On November 17, 2015, our Board of Directors approved the termination of the management consulting services agreement with Montrovest effective December 31, 2015 and the entering into the management consulting services agreement with Gestofi S.A. (“Gestofi”) effective January 1, 2016 on the same terms and conditions as the agreement with Montrovest, all in accordance with our Code of Conduct relating to related party transactions. In fiscal 2016, we paid €35,000 (approximately $39,000 in U.S. dollars) under this agreement to Gestofi.

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

Consulting Services Agreement

On June 30, 2009, our Company’s Board of Directors approved our Company entering into a consulting services agreement with Gestofi in accordance with our Company’s Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi di Montelera as the employee of Gestofi responsible for providing the consulting services. The consulting services relate to providing advice and assistance in (i) new product development and product brand collection assortment, (ii) strategic and business development projects and financial matters, (iii) the implementation of the Company’s strategy and planning, and (iv) such other services reasonably requested by our Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The initial one-year term of the agreement began on August 1, 2009 and the agreement may be renewed for additional one-year terms. The agreement has been renewed yearly. The Consulting Services prior to June 2014, were provided to us for a fee of approximately CAD$13,700 ($10,324 in U.S. dollars) per month less any applicable taxes plus out of pocket expenses. In June 2014, upon the renewal of the agreement for an additional one-year term, the monthly fee changed to 13,000 Swiss francs ($13,310 in U.S. dollars) per month. On August 1, 2015, an amended and restated consulting agreement was entered into on a substantially the same terms and conditions until July 31, 2016. In June 2016, the agreement was renewed for an additional one-year term. In addition, in February 2015, our Board of Directors approved the payment of a annual fee of $12,500 to Gestofi for services it provided in connection with the issuance of the Montrovest LC for our benefit. Mr. Niccolò Rossi di Montelera is a member of our Company’s Board of Directors and the son of Dr. Lorenzo Rossi di Montelera, our Chairman and a director and chairman of the board of Gestofi.

Reimbursement Letter Agreement

In accordance with our Company’s Code of Conduct related to related party transactions, in April 2011, our Corporate Governance and Nominating Committee and Board of Directors approved the reimbursement to Regaluxe S.r.l. of expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, our Chairman, and of Mr. Niccolò Rossi di Montelera, the Chairman of our Executive Committee, for work performed on behalf of the Company, up to a yearly maximum of $250,000. The yearly maximum was increased to $260,000 in fiscal 2014. This agreement has been renewed yearly and was renewed in March 2016 for an additional one year term. During fiscal 2016, 2015, and 2014 we paid $201,000, $241,000, and $237,000 respectively, to Regaluxe S.r.l. under this agreement.

Distribution Agreement

In April 2011, our Corporate Governance and Nominating Committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe S.r.l. Under the agreement, Regaluxe S.r.l. is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on June 1, 2011. Under this agreement, we pay Regaluxe S.r.l. a net price for our products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe S.r.l. less a discount factor of 3.5%. The agreement’s initial term was until May 30, 2012 and may be renewed by mutual agreement for additional one-year terms. The agreement has been renewed yearly and in March 2016 the agreement was renewed for an additional one year term. During fiscal 2016 and 2015, we did not make any payments to Regaluxe S.r.l. under this agreement. In fiscal 2014, we paid approximately $1,000 to Regaluxe S.r.l.

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

Item 9. The Offer and Listing

TRADING MARKET

Effective November 15, 2005, our Class A voting shares were listed and began to trade on the NYSE MKT and are currently trading under the symbol “BGI.” The following table sets forth, for all recently completed full financial years since we began trading on the NYSE MKT, the reported high and low sale prices for the Class A voting shares:

Birks Group Inc. Highest/Lowest Stock Price for the Five Most Recent Full Financial Years
Fiscal year	Highest	Lowest
2016	$1.40	$0.19
2015	$2.15	$0.81
2014	$2.50	$0.68
2013	$1.19	$0.72
2012	$1.71	$0.90
2011	$6.20	$0.70

The following table sets forth, for each of the most recent six months, the reported high and low sale prices for the Class A voting shares:

Birks Group Inc. Highest/Lowest Stock Price for the Most Recent Six Months
Month	Highest	Lowest
June 2016 (through June 24, 2016)	$0.50	$0.41
May 2016	$0.53	$0.45
April 2016	$0.48	$0.42
March 2016	$0.48	$0.19
February 2016	$0.34	$0.22
January 2016	$0.40	$0.30
December 2015	$0.46	$0.30

The following table sets forth, for each quarter in fiscal 2016 and 2015 and any subsequent period, the reported high and low sale prices for the Class A voting shares:

Birks Group Inc. Highest/Lowest Stock Price for Each Quarter in fiscal 2016 and 2015 and Any Subsequent Period
Subsequent Period	Highest	Lowest
Quarter ended June 2016 (through June 24, 2016)	$0.53	$0.35
Fiscal 2016
Quarter ended March 2016	$0.48	$0.19
Quarter ended December 2015	$0.89	$0.36
Quarter ended September 2015	$1.40	$0.67
Quarter ended June 2015	$1.40	$1.00
Fiscal 2015
Quarter ended March 2015	$2.15	$1.00
Quarter ended December 2014	$1.85	$0.81
Quarter ended September 2014	$1.65	$0.98
Quarter ended June 2014	$1.27	$1.08

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

On September 24, 2014, at our Annual Meeting of Shareholders, our shareholders approved articles of amendment to our Restated Articles of Incorporation to allow our board of directors, at any time and from time to time, to issue preferred shares for an aggregate consideration to be received by the Company of up to five million Canadian dollars (CAD$5,000,000) which shall be subject to a 5% dividend limitation as contained in the Restated Articles of Incorporation. A copy of the articles of amendment is filed with our Annual Report on Form 20-F filed with the SEC on June 26, 2015.

MATERIAL CONTRACTS

We have not entered into any material contract other than in the ordinary course of business and other than those described below or in Items 4, 5, 7 and 19 of this Annual Report on Form 20-F.

Employment Agreements

Jean-Christophe Bédos

On January 4, 2012, we entered into an employment agreement, or the “Agreement”, with Jean-Christophe Bédos, who succeeded Mr. Andruskevich as the President & Chief Executive Officer effective April 1, 2012, and prior to that was our Chief Operating Officer. The Agreement provides Mr. Bédos with a base salary of CAD$700,000 ($561,572 in U.S. dollars based on foreign exchange rates as of May 31, 2015), an annual cash bonus set at a minimum of CAD$282,500 ($226,635 in U.S. dollars based on foreign exchange rates as of May 31, 2015) for fiscal year ended March 30, 2013, of which CAD$141,250 was paid during fiscal 2012 and CAD$141,250 was paid in fiscal 2014, an annual target cash bonus of 85% of base salary based on achievement of a targeted level of performance and performance criteria set by the Company, an option to purchase 150,000 shares of the Company’s Class A voting shares which vested over three years and other health and retirement benefits. Effective October 1, 2015, Mr. Bédos’ base salary was increased to CAD$730,000 ($557,209 in U.S. dollars based on foreign exchange rates as of May 31, 2016). If Mr. Bédos is terminated without “cause” or resigns for “good reason,” as these terms are defined in the Agreement, the Agreement provides that Mr. Bédos will receive (i) any earned and accrued but unpaid base salary, (ii) up to 12 months of salary in lieu of further salary or severance payments, (iii) certain health benefits for up to twelve months, and (iv) his bonus through the date of termination. Mr. Bédos is prohibited from competing with us during his employment and for a period of twelve-months thereafter.

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

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of our Class A voting shares or the proceeds received on the sale, exchange, or redemption of our Class A voting shares paid within the United States (and in certain cases, outside of the U.S.) to U.S. Holders other than certain exempt recipients (such as corporations), and a 28% backup withholding tax may apply to these amounts if the U.S. Holder fails to provide an accurate taxpayer identification number, to report dividends required to be shown on its U.S. federal income tax returns or, in certain circumstances, to comply with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information or appropriate claim for refund is furnished to the Internal Revenue Service in a timely manner.

Certain Information Reporting Obligations

Certain U.S. Holders are required to report their ownership of specified foreign financial assets, including stock or securities issued by non-U.S. entities, subject to exceptions, by including a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they own such assets. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to the ownership of Class A voting shares.

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

Disposition of Our Class A Voting Shares

A Non-resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by that Non-resident Holder on a disposition of a Class A voting share, unless the Class A voting share constitutes “taxable Canadian property” (as defined in the Canadian Tax Act) of the Non-resident Holder at the time of disposition and the Non-resident Holder is not entitled to relief under an applicable income tax convention between Canada and the Non-resident Holder’s country of residence. If at the time of such disposition the Class A voting shares are listed on a “designated stock exchange” (which includes the NYSE MKT), the Class A voting shares will generally not constitute taxable Canadian property of a Non-resident Holder unless (a) at any time during the 60-month period that ends at the time the Class A voting shares are disposed of, both (i) 25% or more of the issued shares of any class of the capital stock of the Corporation were owned by or belonged to one or any combination of the Non-resident Holder and persons with whom the Non-resident Holder did not deal at arm’s length, and (ii) more than 50% of the fair market value of the Class A voting shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (as such terms are defined under the Canadian Tax Act) or options in respect of, interests in, or civil law rights in, any such properties, or (b) the Class A voting shares are otherwise deemed to be taxable Canadian property. To the extent that the Class A voting share are no longer listed on a “designated stock exchange” at the time of their disposition, the above-listed criteria (with the exception of (i)) will apply to determine if the Class A voting shares are “taxable Canadian property”.

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

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowing under the senior secured credit facilities and the term loans from Investissement Québec bear interest at floating rates, which are based on LIBOR or prime plus a fixed additional interest rate. As of March 26, 2016, we have not hedged these interest rate risks. As of March 26, 2016, we had approximately $104.0 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $1.1 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of March 26, 2016, we had not hedged these foreign exchange rate risks. As of March 26, 2016, we had approximately $2.3 million of net liabilities subject to foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 26, 2016, our earnings would have increased or decreased, respectively, by approximately $0.4 million. This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. In addition to the impact on earnings, fluctuation between the U.S. and Canadian dollar exchange rates impacts the level of our borrowing availability under our senior secured revolving credit facility which is denominated in U.S. dollars. Assuming a 100 basis point strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 26, 2016, our borrowing availability would have increased or decreased, respectively, by approximately $13,000. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically diamonds, platinum, gold and silver. We monitor prices and may decide, if appropriate, to utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold prices. If we utilize derivative financial instruments, we would be exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of gold which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. No hedging contracts existed as of March 26, 2016. Our retail sales and gross margin could also be materially impacted if prices of diamonds, platinum, gold or silver rise so significantly that our consumers’ behavior changes or if price increases cannot be passed onto our customers.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 26, 2016, our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), were effective.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of March 26, 2016, our internal control over financial reporting was effective.

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

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this Annual Report that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board of Directors determined that Frank Di Tomaso, an independent director, meets the requirements to be designated an “audit committee financial expert” as such term is defined by the SEC. See “Item 6. Directors, Senior Management and Employees—Board Practices.”

Item 16B. Code of Ethics

We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies our Chief Executive Officer, Chief Financial Officer, and Controller. Our code of ethics is available on our website at www.birksgroup.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address. We also have a similar code of ethics that applies to our financial directors. The Company has also adopted a Code of Conduct that applies to all employees of the Company.

Item 16C. Principal Accountant Fees and Services

During fiscal 2016 and fiscal 2015, we retained KPMG LLP, our independent registered public accountant, to provide services in the following categories and amounts:

Audit Fees

The aggregate fees billed by KPMG LLP for professional services rendered for the audit and interim review of our consolidated financial statements was CAD$509,000 ($388,550 in U.S. dollars) in fiscal 2016 and CAD$527,500 ($419,300 in U.S. dollars) in fiscal 2015.

Audit Related Fees

During fiscal 2016, KPMG LLP provided audit related services for a total amount of CAD$10,000 ($7,634 in U.S. dollars). For fiscal 2015, KPMG LLP did not provide audit related services.

Tax Fees

During fiscal 2016 and fiscal 2015, KPMG LLP provided tax advisory services for a total amount of CAD$39,520 ($30,168 in U.S. dollars) and CAD$51,500 ($40,938 in U.S. dollars), respectively.

All Other Fees

During fiscal 2016 and fiscal 2015, KPMG LLP did not provide other services.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not, nor did any affiliated purchaser, purchase any of our equity securities during fiscal 2016.

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

PART III

Item 19. Exhibits

The following exhibits are part of this Annual Report on Form 20-F.

Exhibit Number	Description of Document

1.1	Restated Articles of Incorporation of Birks Group Inc., effective as of November 14, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

1.2	Articles of Amendment of Birks Group Inc., effective as of October 1, 2013. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 25, 2014.

1.3	Articles of Amendment of Birks Group Inc. effective as of October 3, 2014. Incorporated by referenced from Birks Group Inc.’s Form 20-F filed with the SEC on June 26, 2015.

1.4	By-law No. One of Birks Group Inc. adopted on December 28, 1998 and amended on April 9, 2012. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 3, 2012.

2.1	Form of Birks Class A voting share certificate as amended as of October 1, 2013. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 25, 2014.

4.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2	Form of Directors and Officers Indemnity Agreement. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.3	Henry Birks & Sons Inc. Employee Stock Option Agreement, dated as of May 1, 1997, amended as of June 20, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.4	Henry Birks & Sons Inc., Form of Amended Stock Option Agreement under the 1997 Stock Option Plan. Incorporated by reference from the Birks Group Inc. Schedule TO-1 filed with the SEC on March 18, 2010.

4.5	Lease Agreement between Birks and Anglo Canadian Investments SA, dated as of December 12, 2000. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.6	Lease Agreement between Mayors and Westpoint Business Park, Ltd dated September 13, 2004. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.7	Diamond Supply Agreement between Prime Investments S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.8	Conditional Sale Agreement between Rosy Blue N.V. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.9	Conditional Sale Agreement between Rosy Blue Inc. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.10	Conditional Sale Agreement between Rosy Blue Sales Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.11	Conditional Sale Agreement between Rosy Blue Hong Kong Ltd. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.12	Conditional Sale Agreement between Rosy Blue Finance S.A. and Birks, dated as of August 15, 2002. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.13	Registration Rights Agreement between Birks and Prime Investments S.A., dated as of February 4, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.14*	Employment Agreement between Albert Rahm and Mayor’s Jewelers, Inc., dated as of April 30, 2007 as subsequently amended as of January 12, 2015.

4.15	Employment Agreement between Miranda Melfi and Birks Group dated February 24, 2006. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.16	Amended and Restated Management Consulting Services Agreement between Birks Group Inc. and Montrovest B.V., dated as of June 8, 2011. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.17*	Termination Agreement between Montrovost B.V. and Birks Group Inc., entered into on November 20, 2015.

4.18*	Management Consulting Services Agreement between Birks Group Inc. and Gestofi S.A. entered into as of November 20, 2015.

4.19	Mayor’s Jewelers, Inc., (f/k/a Jan Bell Marketing, Inc.) 1991 Stock Option Plan. Incorporated by reference from the Birks Group Inc. Registration Statement on Form S-8 filed with the SEC on April 26, 2006.

4.20	Mayor’s Jewelers, Inc., Form of Amended Stock Option Agreement under the 1991 Stock Option Plan. Incorporated by reference from the Birks Group Inc. Schedule TO-1 filed with the SEC on March 18, 2010.

4.21	Mayor’s Jewelers, Inc., 2004 Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc. Registration Statement on Form S-8 filed with the SEC on April 26, 2006.

4.22	Birks Group Inc. 2006 Employee Stock Purchase Plan. Incorporated by reference from Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.23	Birks Group Inc. Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.24	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Carlo Coda-Nunziante. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.25	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Joseph A. Keifer. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.26	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Marco Pasteris. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.27	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.28	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.29	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference the from Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.30	Form of Stock Appreciation Rights Agreement. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.31	Loan Agreement between Birks Group Inc. and Investissement Québec, dated January 26, 2009. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

4.32	Loan Agreement between Birks Group Inc. and Investissement Québec, dated February 20, 2009. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

4.33	Loan Agreement between Birks Group Inc. and Investissement Québec entered into on September 12, 2013. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 25, 2014.

4.34	Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 25, 2014. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 26, 2015.

4.35	Letter Agreement entered into on August 19, 2015 which amends the loan agreements between Birks Group Inc. and Investissement Québec. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on December 4, 2015.

4.36	Letter Agreement entered into on November 19, 2015 which amends the loan agreements between Birks Group Inc. and Investissement Québec. Incorporated by reference from Birks Group Inc. Form 6-K filed with the SEC on December 4, 2015.

4.37	Amended and Restated Cash Advance Agreement between Birks Group Inc. and Montrovest B.V., dated June 8, 2011. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.38	Renewed and Amended Distribution Agreement between Birks Group Inc., Mayor’s Jewelers, Inc. and Damiani International B.V., dated as of October 3, 2014. + Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 26, 2015.

4.39	Second Amended and Restated Revolving Credit and Security Agreement, among Birks Group Inc., Mayor’s Jewelers, Inc. Certain Financial Institutions, as Lenders, Bank of America, N.A., as Administrative Agent, Bank of America, N.A. (acting through its Canada branch) as Canadian Agent, Bank of America, N.A. and Wells Fargo Bank, National Association, as Co-Collateral Agents with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Capital Finance, LLC, as Co-Lead Arrangers and Co-Book Managers, dated as of June 8, 2011 (the “Revolver Agreement”). Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.40	Master Lease Agreement dated as of June 21, 2013, among Varilease Finance, Inc., Mayor’s Jewelers of Florida, Inc. and Mayor’s Jewelers Inc. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on September 3, 2013.

4.41	Convertible Debenture Agreement, dated August 16, 2013, between Montrovest B.V. and Birks Group. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on September 3, 2013.

4.42	Convertible Debenture Agreement, dated August 23, 2013, between Rhino 66 and Birks Group. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on September 3, 2013.

4.43	First Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated August 22, 2013. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on September 3, 2013.

4.44	Second Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated May 12, 2014. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on June 19, 2014.

4.45	Third Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated June 10, 2014. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on June 19, 2014.

4.46	Letter Agreement between Mayor’s Jewelers and Thomas A. Andruskevich, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.47	Letter Agreement between Mayor’s Jewelers and Filippo Recami, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.48	Letter Agreement between Mayor’s Jewelers and Joseph Keifer, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.49	Letter Agreement between Mayor’s Jewelers and Marco Pasteris, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.50	Letter Agreement between Mayor’s Jewelers and Carlo Coda-Nunziante, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.51	Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos, dated January 4, 2012. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.52	Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos dated April 18, 2013. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 26, 2015.

4.53*	Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos effective October 1, 2015.

4.54	Employment Agreement between Birks Group Inc. and Pasquale (Pat) Di Lillo, dated October 30, 2014. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on November 11, 2014.

4.55	Fourth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of July 25, 2014. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 26, 2015.

4.56	Fifth Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of November 21, 2014. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on November 26, 2014.

4.57	Third Amended and Restated Term Loan and Security Agreement dated November 21, 2014. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on November 26, 2014.

4.58	Sixth Amendment to Second Amended and Restated Revolving Credit and Security Agreement and Amendment to Fourth Amendment, dated as of March 19, 2015. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on March 20, 2015.

4.59	Seventh Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of July 14, 2015. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on July 24, 2015.

4.60	Eighth Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of November 20, 2015. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on December 4, 2015.

4.61	First Amendment to Third Amended and Restated Term Loan and Security Agreement dated March 19, 2015. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on March 20, 2015.

4.62	Second Amendment to Third Amended and Restated Term Loan and Security Agreement, dated as of July 14, 2015. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on July 24, 2015.

4.63	Third Amendment to Third Amended and Restated Term Loan and Security Agreement, dated as of November 20, 2015. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on December 4, 2015.

4.64*	Asset Purchase Agreement entered into between Birks Group Inc. and Rideau Recognition Solutions Inc. on July 29, 2015.

4.65	Canadian Offering Memorandum, dated as of April 27, 2012. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.66	Form of Subscription Rights Certificate. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on May 24, 2012.

8.1*	Subsidiaries of Birks Group Inc.

12.1*	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP.

101.INS*	XBRL Instance Document*

101.SCH*	XBRL Taxonomy Extension Schema Document*

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed herewith.
+	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BIRKS GROUP INC.

Date: June 30, 2016	/s/ Pasquale (Pat) Di Lillo
Pasquale (Pat) Di Lillo,
Vice President, Chief Financial & Administrative Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Birks Group Inc.

We have audited the accompanying consolidated balance sheets of Birks Group Inc. as of March 26, 2016 and March 28, 2015 and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for the years ended March 26, 2016, March 28, 2015 and March 29, 2014. These consolidated financial statements are the responsibility of Birks Group Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Birks Group Inc. as of March 26, 2016 and March 28, 2015 and its consolidated results of operations and its consolidated cash flows for the years ended March 26, 2016, March 28, 2015 and March 29, 2014 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP*

June 29, 2016

Montréal, Canada

* CPA auditor, CA, public accountancy permit No. A125211	KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

BIRKS GROUP INC.

Consolidated Balance Sheets

	As of
	March 26, 2016	March 28, 2015
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$2,344	$2,356
Accounts receivable	10,293	7,696
Inventories	137,839	135,739
Prepaids and other current assets	1,793	2,232

Total current assets	152,269	148,023

Property and equipment	29,419	28,544
Intangible assets	792	917
Other assets	2,160	2,720

Total non-current assets	32,371	32,181

Total assets	$184,640	$180,204

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$63,209	$64,347
Accounts payable	46,730	44,740
Accrued liabilities	9,040	8,079
Current portion of long-term debt	5,670	4,745

Total current liabilities	124,649	121,911

Long-term debt	47,504	52,039
Other long-term liabilities	4,783	3,431

Total long-term liabilities	52,287	55,470
Commitments and Contingencies
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,242,911	30,988	30,988
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	16,216	16,107
Accumulated deficit	(78,849)	(84,287)
Accumulated other comprehensive income	736	1,402

Total stockholders’ equity	7,704	2,823

Total liabilities and stockholders’ equity	$184,640	$180,204

See accompanying notes to consolidated financial statements

On behalf of the Board of Directors:

/s/ Jean-Christophe Bédos	/s/ Frank Di Tomaso
Jean-Christophe Bédos, Director	Frank Di Tomaso, Director

BIRKS GROUP INC.

Consolidated Statements of Operations

	Fiscal Year Ended
	March 26, 2016	March 28, 2015	March 29, 2014
	(In thousands, except per share amounts)

Net sales	$285,826	$301,637	$281,165
Cost of sales	176,439	183,832	166,498

Gross profit	109,387	117,805	114,667

Selling, general and administrative expenses	91,125	103,735	105,512
Restructuring charges	754	2,604	—
Depreciation and amortization	5,229	5,932	5,426
Gain on sale of assets	(3,229)	—	—
Impairment of long-lived assets	—	238	—

Total operating expenses	93,879	112,509	110,938

Operating income	15,508	5,296	3,729
Interest and other financing costs	10,020	11,285	9,512
Debt extinguishment charges	—	2,643	—

Income (loss) before income taxes	5,488	(8,632)	(5,783)
Income tax expense	50	—	18

Net income (loss)	$5,438	$(8,632)	$(5,801)

Weighted average common shares outstanding:
Basic	17,961	17,937	16,617
Diluted	17,961	17,937	16,617

Net income (loss) per share:
Basic	$0.30	$(0.48)	$(0.35)
Diluted	$0.30	$(0.48)	$(0.35)

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Consolidated Statements of Other Comprehensive Income (loss)

	Fiscal Year Ended
	March 26, 2016	March 28, 2015	March 29, 2014
	(In thousands, except per share amounts)

Net income (loss)	$5,438	$(8,632)	$(5,801)
Other comprehensive loss:

Foreign currency translation adjustments (1)	(666)	(2,359)	(2,006)

Total other comprehensive income (loss)	$4,772	$(10,991)	$(7,807)

(1)	Item that may be reclassified to the Statement of Operations in future periods

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Consolidated Statements of Stockholders’ Equity

(In thousands of dollars except shares amounts)

	Voting common stock outstanding	Voting common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total

Balance at March 30, 2013	14,833,611	$64,489	$15,949	$(69,854)	$5,767	$16,351
Net loss	—	—	—	(5,801)	—	(5,801)
Cumulative translation adjustment (1)	—	—	—	—	(2,006)	(2,006)

Total comprehensive income	—	—	—	—	—	7,807
Compensation expense resulting from stock options granted to Management	—	—	143	—	—	143
Exercise of stock options	74,813	125	(51)	—	—	74
Issuance of Class A shares for stock rights offering, net of taxes of $0	2,941,085	4,861	—	—	—	4,861

Balance at March 29, 2014	17,849,509	$69,475	$16,041	$(75,655)	$3,761	$13,622
Net loss	—	—	—	(8,632)	—	(8,632)
Cumulative translation adjustment (1)	—	—	—	—	(2,359)	(2,359)

Total comprehensive loss	—	—	—	—	—	(10,991)
Compensation expense resulting from stock options granted to Management	—	—	76	—	—	76
Exercise of stock options	111,372	126	(10)	—	—	116

Balance at March 28, 2015	17,960,881	$69,601	$16,107	$(84,287)	$1,402	$2,823
Net income	—	—	—	5,438	—	5,438
Cumulative translation adjustment (1)	—	—	—	—	(666)	(666)

Total comprehensive income	—	—	—	—	—	4,772
Compensation expense resulting from stock options granted to Management	—	—	109	—	—	109

Balance at March 26, 2016	17,960,881	$69,601	$16,216	$(78,849)	$736	$7,704

(1)	The change in cumulative translation adjustments is not due to reclassifications out of accumulated other comprehensive income (loss).

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 26, 2016	March 28, 2015	March 29, 2014
	(In thousands)

Cash flows from (used in) operating activities:

Net income (loss)	$5,438	$(8,632)	$(5,801)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,275	5,991	5,523
Impairment of long-lived assets	—	238	—
Amortization of debt costs	973	724	555
Debt extinguishment charges	—	2,643	—
Other operating activities, net	31	342	316
Gain on sale of assets	(3,229)	—	—
(Increase) decrease in:
Accounts receivable and other receivables	(3,189)	(1,515)	(1,753)
Inventories	(6,671)	(750)	(14,470)
Prepaids and other current assets	517	(552)	(18)
Increase (decrease) in:
Accounts payable	2,742	11,039	(3,138)
Accrued liabilities and other long-term liabilities	2,817	1,072	(331)

Net cash provided by (used in) operating activities	4,704	10,600	(19,117)

Cash flows (used in) from investing activities:
Additions to property and equipment	(6,476)	(6,277)	(6,595)
Proceeds from sale of assets (net of fees of $0.2 million)	4,072	—	—
Other investing activities, net	(37)	(48)	(253)

Net cash used in investing activities	(2,441)	(6,325)	(6,848)

Cash flows (used in) provided by financing activities:
Increase (decrease) in bank indebtedness	1,043	(4,821)	9,819
Repayment of obligations under capital leases	(2,263)	(2,003)	(1,024)
Proceeds from capital lease funding	43	1,000	—
Proceeds from private placement, net of costs	—	—	4,861
Proceeds from stock option exercise	—	116	74
Payment of deferred financing fees and costs	(444)	(4,019)	(891)
Repayment of long-term debt	(2,956)	(1,144)	(3,017)
Increase in long-term debt	2,500	6,828	14,828
Other financing activities	(25)	(14)	(21)

Net cash (used in) provided by financing activities	(2,102)	(4,057)	24,629
Effect of exchange rate on cash	(173)	(190)	(162)

Net increase (decrease) in cash and cash equivalents	(12)	28	(1,498)
Cash and cash equivalents, beginning of year	2,356	2,328	3,826

Cash and cash equivalents, end of year	$2,344	$2,356	$2,328

Supplemental disclosure of cash flow information:
Interest paid	$8,508	$9,100	$8,525
Non-cash transactions:
Property and equipment additions acquired through capital leases	$43	$—	$4,055
Property and equipment additions included in accounts payable and accrued liabilities	$1,055	$580	$742
Conversion of debentures into Class A voting shares	$—	$—	$4,861

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

Birks Group Inc. (“Birks Group” or “Birks” or “the Company”) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the design, manufacture (until May 31, 2016) and retail sale of prestige jewelry, timepieces and giftware. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal years ended March 26, 2016, March 28, 2015 and March 29, 2014 include 52 weeks.

1.	Basis of presentation:

These consolidated financial statements, which include the accounts of the Canadian parent company Birks Group and its wholly owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”), are reported in U.S. dollars and in accordance with accounting principles generally accepted in the U.S. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes.

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

Future operations

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependent upon its ability to maintain profitable operations as well as specified excess availability levels under its senior secured revolving credit facility and its senior secured term loan, and adhering to certain financial covenants described in note 7.

The Company reported net income of $5.4 million for fiscal 2016. In fiscal 2015 and 2014, the Company incurred net losses of $8.6 million and $5.8 million, respectively. Maintenance of sufficient availability of funding through an adequate amount of committed financing is necessary for the Company to fund its day-to-day operations. The Company’s ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, or to fund planned capital expenditures and store operations will depend on its ability to maintain adequate levels of available borrowing and its future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control. Approximately 30% of the Company’s store leases are renewable within two years. The Company’s capital expenditure requirements relating to renewing store leases is such that less than 15% of all store leases require capital expenditures in the next two years. The capital expenditures related to retail store locations in both Canada and the U.S. are estimated to be approximately $8.8 million over the next two years to remodel, relocate or open new stores. Of the $8.8 million, we estimate that $4.3 million will be spent in fiscal 2017 leaving the balance to fiscal 2018. The availability of financing will impact our ability to renew leases or enter into new ones, which can in turn, impact the number of retail locations we operate and the level of sales we generate in the future.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

The Company funds its operation primarily through committed financings under its senior secured credit facilities and term loans. The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability of at least $8 million under the senior secured revolving credit facility. As of March 26, 2016, the Company had approximately $63.2 million outstanding on the $110 million senior secured revolving credit facility. The Company’s excess borrowing capacity was $16.2 million as of March 26, 2016 and $12.9 million as of March 28, 2015. The Company had positive excess availability of at least $8 million throughout fiscal 2016. The senior secured revolving credit facility along with the senior secured term loan are used to finance working capital, finance capital expenditures, provide liquidity to fund our day-to-day operations and for other general corporate purposes. The term of the senior secured revolving credit facility expires on August 22, 2017, while the senior secured term loan matures August 22, 2018.

Under the terms of the amended senior secured credit facilities, the Company is required to maintain minimum adjusted EBITDA levels (calculated on a twelve-month rolling basis as defined in the agreement) if the Company’s availability under its senior secured revolving credit facility is below $8.0 million for any five consecutive business days. Failure to meet the minimum adjusted EBITDA covenant in the event that availability falls below $8.0 million as described above is considered an event of default, that could result in the outstanding balances borrowed under the Company’s senior secured term loan and senior secured revolving credit facility becoming due immediately, and will result in cross defaults on the Company’s other borrowings. As part of the amendments to the senior secured credit facilities entered into in November 2015, the minimum adjusted EBITDA levels were reduced for the months of October 2015 through July 2017 to reflect the impact of the weaker Canadian dollar. As the Company is forecasting to have excess availability of at least $8 million throughout fiscal 2017, it does not expect that the minimum adjusted EBITDA financial covenant will have to be tested.

In addition, our senior secured revolving credit facility administrative agent may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset-based loans) at their reasonable discretion to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility administrative agent may impose at its reasonable discretion.

In November 2015, the terms of the senior secured credit facilities were amended to remove the requirement to finalize and complete a recapitalization transaction by January 2016, which included but was not limited to, the closing of permanent financing, equity infusion and/or restructuring acceptable to the lenders (the “Recapitalization Transaction”). Consequently, this removed the additional reserve of up to $2.5 million that may have been established by the senior secured lenders.

The Company has also received three term loan financings from Investissement Québec in the amount of $6.6 million (CAD$8.6 million) that mature in 2017, 2018 and 2019. In November 2015, the Company amended the monthly capital requirements amounts of all term loans with Investissement Québec in order to reduce its short-term capital requirements. The impact of the amendment on the first twelve months following the effective date of the amendment translates to a reduction of CAD$2 million (approximately $1.5 million in U.S. dollars) of the monthly capital requirements. This amendment was agreed to by the senior secured lenders.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

The term loans with Investissement Québec also require the Company on an annual basis to have a working capital ratio of at least 1.15 and an adjusted long-term debt to adjusted net assets ratio below 2.5. At March 26, 2016, the Company was in compliance with the working capital financial covenant. On each of June 26, 2015 and March 7, 2016, the Company obtained a waiver from Investissement Québec with respect to the requirement to test the adjusted long-term debt to adjusted net assets ratio for fiscal 2016 and fiscal 2017, respectively.

On August 4, 2015, the Company sold the assets of its corporate sales division to Rideau Recognition Solutions Inc. (“Rideau”) (see note 6) for gross proceeds of $4.3 million and executed a supply and licensing agreement for Birks products and Birks-branded products with minimum purchase requirements which will contribute to future cash inflows.

The Company continues to be actively engaged in identifying alternative sources of financing that include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from governmental sources which may not be possible as the success of raising additional funds is beyond the Company’s control. The Company’s majority shareholder is not bound to provide this financing. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations. Financing may be unavailable in amounts or on terms acceptable to the Company or at all, which may have a material adverse impact on its business, including its ability to continue as a going concern.

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months. This determination, however, could be impacted by future economic, financial and competitive factors, as well as other future events that are beyond the Company’s control. If any of these factors or events result in operating performance being significantly lower than is currently forecasted, or if the Company’s senior lenders impose additional restrictions on its ability to borrow on the Company’s collateral, or if the Company does not maintain positive excess availability under its senior secured revolving credit facilities which is an event of default and the lenders exercise their right to demand repayment of balances owed under these credit facilities, there could be substantial doubt about the Company’s ability to continue as a going concern, and its capacity to realize the carrying value of its assets and repay its existing and future obligations as they generally become due without obtaining additional financing which may not be available as explained above. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

2.	Significant accounting policies:

(a)	Revenue recognition:

Sales are recognized at the point of sale when merchandise is picked up by the customer or delivered to a customer. Shipping and handling fees billed to customers are included in net sales.

Revenues for gift certificate sales and store credits are recognized upon redemption. Prior to recognition as a sale, gift certificates are recorded as accounts payable on the balance sheet. Based on historical redemption rates, a portion of gift certificates and store credits, not subject to unclaimed property laws, are recorded as income. Gift certificates and store credits outstanding and subject to unclaimed property laws are maintained as accrued liabilities until remitted in accordance with local ordinances.

Sales of consignment merchandise are recognized at such time as the merchandise is sold, and are recorded on a gross basis because the Company is the primary obligor of the transaction, has general latitude on setting the price, has discretion as to the suppliers, is involved in the selection of the product and has inventory loss risk.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

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

Licensing fees are recognized when the product is delivered to and accepted by the customer.

(b)	Cost of sales:

Cost of sales includes direct inbound freight and duties, direct labor related to repair services, design and creative, the jewelry studio, inventory shrink, inventory thefts, and boxes (jewelry, watch and giftware). Indirect freight including inter-store transfers, purchasing and receiving costs, distribution costs and warehousing costs are included in selling, general and administrative expenses. Purchase discounts are recorded as a reduction of inventory cost and are recorded to cost of sales as the items are sold. Mark down dollars received from vendors are recorded as a reduction of inventory costs to the specific items to which they apply and are recognized in cost of sales once the items are sold. Other vendor allowances, primarily related to the achievement of certain milestones, are infrequent and insignificant and are recognized upon achievement of the specified milestone in cost of sales. Included in cost of sales is depreciation related to manufacturing machinery, equipment and facilities of $46,000, $59,000 and $97,000 for the fiscal years ended March 26, 2016, March 28, 2015 and March 29, 2014, respectively.

(c)	Cash and cash equivalents:

The Company utilizes a cash management system under which a book cash overdraft may exist in its primary disbursement account. These overdrafts, when applicable, represent uncleared checks in excess of cash balance in the bank account at the end of a reporting period and have been reclassified to accounts payable on the consolidated balance sheets.

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $2.3 million and $2.4 million at March 26, 2016 and March 28, 2015, respectively.

(d)	Accounts receivable:

Accounts receivable arise primarily from customers’ use of the Mayors credit card and wholesale sales. Several installment sales plans are offered to the Mayors credit card holders which vary as to repayment terms and finance charges. Finance charges on Mayors’ consumer credit receivables, when applicable, accrue at rates ranging from 0% to 9.9% per annum for financing plans. The Company maintains allowances for doubtful accounts associated with the accounts receivable recorded on the balance sheet for estimated losses resulting from the inability of its customers to make required payments. The allowance is determined based on a combination of factors including, but not limited to, the length of time that the receivables are past due, the Company’s knowledge of the customer, economic and market conditions and historical write-off experiences. The Company classifies a receivable account as past due if a required payment amount has not been received within the allotted time frame (generally 30 days), after which internal collection efforts commence. Once all internal collection efforts have been exhausted and management has reviewed the account, the account is put on nonaccrual status and may be sent for external collection or legal action. Upon the suspension of the accrual of interest, interest income is recognized to the extent cash payments received exceed the balance of the principal amount owed on the account. After all collection efforts have been exhausted, including internal and external collection efforts, an account is written off.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

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

Property and equipment are recorded at cost. Maintenance and repair costs are charged to selling, general and administrative expenses as incurred, while expenditures for major renewals and improvements are capitalized. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the assets as follows:

Asset	Period

Buildings	Lesser of term of the lease or the economic life
Leasehold improvements	Lesser of term of the lease or the economic life
Software and electronic equipment	1 - 6 years
Molds	2 - 5 years
Furniture and fixtures	5 - 8 years
Equipment	3 - 8 years

(g)	Intangible assets:

Trademarks and tradenames are amortized using the straight-line method over a period of 15 to 20 years. The Company had $1.8 million and $1.8 million of intangible assets at March 26, 2016 and March 28, 2015, respectively. The Company had $1.0 million and $0.9 million of accumulated amortization of intangibles at March 26, 2016 and March 28, 2015, respectively.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

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

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial statement reporting purposes and the bases for income tax purposes, and (b) operating losses and tax credit carryforwards. Deferred income tax assets are evaluated and, if realization is not considered to be more-likely-than-not, a valuation allowance is provided (see note 10(a)).

(k)	Foreign exchange:

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Foreign exchange losses of $0.3 million, $0.4 million and $0.2 million were recorded in cost of goods sold for the years ended March 26, 2016, March 28, 2015 and March 29, 2014, respectively and $0.2 million, $0.5 million and $0.3 million of losses on foreign exchange were recorded in interest and other financial costs related to U.S. dollar denominated debt of the Company’s Canadian operations for the years ended March 26, 2016, March 28, 2015 and March 29, 2014, respectively.

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

The Company periodically reviews the estimated useful lives of its depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition is less than its carrying value. Measurement of an impairment loss for such long-lived assets would be based on the difference between the carrying value and the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. During fiscal 2015, the Company recorded impairment charges on long-lived assets of $0.2 million associated with a Canadian Birks retail shop-in-shop location due to the projected operating performance of the location and a software impairment associated with a decision to abandon a software project. No impairment charge was recorded in fiscal 2016 and 2014.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

(m)	Advertising and marketing costs:

Advertising and marketing costs are generally charged to expense as incurred and are included in selling, general and administrative expenses in the consolidated statements of operations. However, certain expenses such as those related to catalogs are expensed at the time such catalogs are shipped to recipients. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses, and amounted to $2.7 million, $2.9 million and $2.6 million for each of the years ended March 26, 2016, March 28, 2015 and March 29, 2014, respectively. Advertising and marketing expense, net of vendor cooperative advertising allowances, amounted to $9.0 million, $9.5 million and $11.0 million in the years ended March 26, 2016, March 28, 2015 and March 29, 2014, respectively.

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

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

The following table sets forth the computation of basic and diluted earnings per common share for the years ended March 26, 2016, March 28, 2015 and March 29, 2014:

	Fiscal Year Ended
	March 26, 2016	March 28, 2015	March 29, 2014
	(In thousands, except per share data)

Basic income (loss) per common share computation:
Numerator:
Net income (loss)	$5,438	$(8,632)	$(5,801)
Denominator:
Weighted-average common shares outstanding	17,961	17,937	16,617

Income (loss) per common share	$0.30	$(0.48)	$(0.35)

Diluted income (loss) per common share computation:
Numerator:
Net income (loss)	$5,438	$(8,632)	$(5,801)
Denominator:
Weighted-average common shares outstanding	17,961	17,937	16,617
Dilutive effect of stock options, warrants and stock appreciation rights (SARs)	—	—	—

Weighted-average common shares outstanding – diluted	17,961	17,937	16,617

Diluted income (loss) per common share	$0.30	$(0.48)	$(0.35)

For the year ended March 26, 2016, the effect from the assumed exercise of 666,789 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended March 28, 2015, the effect from the assumed exercise of 442,088 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended March 29, 2014, the effect from the assumed exercise of 668,421 Class A voting shares underlying outstanding stock options, 4,347 stock appreciation rights and 382,693 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect.

(r)	Commodity and currency risk:

The Company has exposure to market risk related to gold, silver, platinum and diamond purchases and foreign exchange risk. The Company may periodically enter into gold futures contracts to economically hedge a portion of these risks. During the years ended and as of March 26, 2016 and March 28, 2015, there were no such contracts outstanding.

(s)	Recent Accounting Pronouncements adopted during the year:

In May 2014, the FASB issued Accounting Standards Update (“ASU”) ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which updates the criteria for reporting discontinued operations and enhance related disclosures. Under the new guidance, only disposals that have a major effect through a strategic shift on an organization’s operations and financial results should be presented as discontinued operations. In addition, the new guidance requires expanded disclosures that will provide financial statement users with more information about the assets, liabilities, income and expenses of discontinued operations. The guidance was adopted by the Company in fiscal year 2016. This ASU had no impact on the Company’s consolidated financial statements.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

(t)	Recent Accounting Pronouncement not yet adopted:

On May 28, 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company’s fiscal year beginning April 1, 2018. Early application is permitted only as of annual reporting periods beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. Management is currently evaluating the impact this ASU will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern. The objective of this ASU is to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and provide related disclosures. Currently, U.S. GAAP does not provide guidance to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern. This ASU provides guidance to an organization’s management, with principles and definitions to reduce diversity in the timing and content of financial statement disclosures commonly provided by organizations. ASU 2014-15 is effective for periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Management is currently evaluating the effect that this ASU will have on its financial statements and related disclosures.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected. Upon adoption, the Company will apply the new guidance on a retrospective basis and adjust the balance sheet of each individual period presented to reflect the period specific effects of applying the new guidance. This guidance is effective for the Company for its fiscal year beginning on March 27, 2016 (fiscal 2017) and will only affect the balance sheet presentation for the Company by reclassifying deferred financing costs of $1.7 million that are presently accounted for as an asset, as a reduction of the debt liability.

In April 2015, the FASB issued ASU No. 2015-05 – Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement (an update to Subtopic 350-40, Intangibles – Goodwill and Other – Internal-Use Software ), which provides guidance on accounting for cloud computing fees. If a cloud computing arrangement includes a software license, then the customer should account for the license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the arrangement should be accounted for as a service contract. This ASU is effective for arrangements entered into, or materially modified, in interim and annual periods beginning after December 15, 2015. Retrospective application is permitted but not required. Management is still currently evaluating the impact of adopting this standard.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

In July 2015, the FASB issued ASU No. 2015-11 – Inventory (Topic 330): Simplifying the Measurement of Inventory, which states an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This amendment applies to all inventory that is measured using the average costs or first-in first-out (FIFO) methods. This supersedes prior guidance which allowed entities to measure inventory at the lower of cost or market, where market could be replacement cost, net realizable value or net realizable value less an approximately normal profit margin. This ASU is effective for interim and annual periods beginning after December 15, 2016. The amendments should be applied prospectively and earlier application is permitted. Management does not expect that the adoption of this standard will have a material effect on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” The new guidance primarily impacts lessee accounting by requiring the recognition of a right-of-use asset and a corresponding lease liability on the balance sheet for long-term lease agreements. The lease liability will be equal to the present value of all reasonably certain lease payments. The right-of-use asset will be based on the liability, subject to adjustment for initial direct costs. Lease agreements that are 12 months or less are permitted to be excluded from the balance sheet. In general, leases will be amortized on a straight-line basis with the exception of finance lease agreements. ASU 2016-02 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018, with early adoption permitted. Management is currently evaluating the impact the adoption of this guidance will have on the Company’s financial position and results of operations.

3.	Accounts receivable:

Accounts receivable, net of allowance for doubtful accounts, at March 26, 2016 and March 28, 2015 consist of the following:

	As of
	March 26, 2016	March 28, 2015
	(In thousands)

Customer trade receivables	$8,041	$5,384
Other receivables	2,252	2,312

	$10,293	$7,696

Included in customer trade receivables as of March 26, 2016 and March 28, 2015, was $0.3 million and $0.3 million, respectively, of net trade receivables on nonaccrual status.

Continuity of the allowance for doubtful accounts is as follows (in thousands):

Balance March 30, 2013	$2,109
Reduction in provision recorded	(7)
Net write-offs	(296)

Balance March 29, 2014	1,806
Additional provision recorded	613
Net write-offs	(160)

Balance March 28, 2015	2,259
Additional provision recorded	190
Net write-offs	(294)

Balance March 26, 2016	$2,155

Certain sales plans relating to customers’ use of Mayors credit cards provide for revolving lines of credit and/or installment plans under which the payment terms exceed one year. These receivables, amounting to approximately $5.0 million and $4.1 million at March 26, 2016 and March 28, 2015, respectively, are included in customer trade receivables.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

4.	Inventories:

Inventories, net of obsolescence reserve, are summarized as follows:

	As of
	March 26, 2016	March 28, 2015
	(In thousands)

Raw materials	$4,301	$5,587
Work in progress	95	84
Retail inventories and manufactured finished goods	133,443	130,068

	$137,839	$135,739

Continuity of the obsolescence reserve for inventory is as follows (in thousands):

Balance March 30, 2013	$3,557
Additional charges	1,214
Deductions	(2,257)

Balance March 29, 2014	2,514
Additional charges	1,545
Deductions	(1,313)

Balance March 28, 2015	2,746
Additional charges	626
Deductions	(1,228)

Balance March 26, 2016	$2,144

5.	Property and equipment:

The components of property and equipment are as follows:

	As of
	March 26, 2016	March 28, 2015
	(In thousands)

Land	$4,909	$5,178
Buildings	7,274	7,664
Leasehold improvements	36,550	41,153
Equipment	1,933	2,083
Molds	838	934
Furniture and fixtures	9,858	9,914
Software and electronic equipment	19,155	19,911

	80,517	86,837
Accumulated depreciation	(51,098)	(58,293)

	$29,419	$28,544

The Company wrote off $10.4 million of gross fixed assets that were fully amortized during the year ended March 26, 2016, mostly related to leasehold improvements. Property and equipment, having a cost of $12.1 million and a net book value of $8.4 million at March 26, 2016, and a cost of $18.8 million and a net book value of $10.6 million at March 28, 2015, are under capital leasing arrangements.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

6.	Sale of assets

On August 4, 2015, the Company sold the assets of its corporate sales division to Rideau for $4.3 million. The disposal is consistent with the Company’s long-term strategy to concentrate on its retail operations and develop its Birks product brand through its current retail network, as well as internationally through other channels, and to concentrate the Company’s resources and efforts on its core activities. On August 4, 2015, the carrying amount of the major classes of assets that were sold was comprised primarily of inventory of $0.8 million, resulting in a gain on disposal of assets in the amount of approximately $3.2 million. Furthermore, as part of the agreement, the Company will supply Rideau, with Birks-branded time pieces and jewelry and will receive ongoing royalty payments from Rideau, related to future sales of all Birks-branded products. Rideau has agreed to purchase a minimum aggregate amount of $4.5 million for the first three years, and $2.0 million per year for each contract year thereafter for a period of 7 years.

7.	Bank indebtedness:

As of March 26, 2016 and March 28, 2015, bank indebtedness consisted solely of the Company’s senior secured revolving credit facility which had an outstanding balance of $63.2 million and $64.3 million, respectively. The senior secured revolving credit facility is collateralized by substantially all of the Company’s assets. The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its senior credit facilities. Our excess borrowing capacity, which was above $8.0 million throughout fiscal 2016, was $16.2 million as of March 26, 2016 and $12.9 million as of March 28, 2015.

In July 2015, the Company executed an amendment to its $33 million senior secured term loan to increase the amount of the secured term loan to $35.5 million. The interest rate on the additional $2.5 million tranche is at an annual rate of LIBOR + 9.75%, and the tranche was repaid on time in two equal payments on December 2015 and May 2016. The senior secured term loan is subordinated in lien priority to the senior secured revolving credit facility. These two credit facilities are used to finance working capital and capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes.

Under the terms of the amended senior secured facilities, the Company is required to maintain minimum adjusted EBITDA levels (calculated on a twelve month rolling period as defined in the agreements) if and only if, for any five consecutive business days, its availability under the senior secured revolving credit facility falls below $8.0 million. Failure to meet the minimum adjusted EBITDA levels if the Company’s availability is below $8.0 million for any five consecutive business days, is considered an event of default which could result in the outstanding balances borrowed under the senior secured term loan and senior secured revolving credit facility becoming due immediately. In November 2015, the Company executed an amendment to the senior secured credit facilities, agreeing with its lenders to remove the requirement to close a Recapitalization Transaction. Consequently, this removes the additional reserve of up to $2.5 million that could have been imposed by the senior secured lenders if the Company had not met this condition. As part of the amendment, the minimum adjusted EBITDA levels (calculated on a twelve-month rolling basis as defined in the senior secured credit facilities) were also amended. The minimum adjusted EBITDA levels were reduced for the months of October 2015 through July 2017 to reflect the impact of the weaker Canadian dollar and the disposal of the corporate sales division.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

Under the terms of the amended senior secured facilities, the senior secured revolving credit facility administrative agent may, at any time, impose various reserves which would lower the level of borrowing availability under the Company’s senior secured revolving credit facility (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral, and iii) reflect impediments to the senior secured lenders to realize upon the collateral.

There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility administrative agent may impose at its reasonable discretion. No discretionary reserves were imposed during fiscal 2015 and fiscal 2016 by the Company’s senior secured revolving credit facility administrative agent. While the Company’s senior secured revolving credit facility lenders or their administrative agent have not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory and accounts receivables is periodically assessed by its senior secured lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased. Another factor impacting the Company’s excess availability includes, among other things, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. As of March 26, 2016, every 100 basis point strengthening or weakening of the Canadian versus the U.S. dollar would cause an approximately $13,000 increase or decrease, respectively, in the amount of excess availability. The Company met its excess availability requirement as of March 26, 2016 and as of the date of the filing of this document.

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

In November 2015, the Company amended the monthly capital requirements amounts of all term loans with Investissement Québec in order to reduce its short-term capital requirements. The impact of the amendment on the first twelve months following the effective date of the amendment translates to a reduction of CAD$2 million (approximately $1.5 million in U.S. dollars) of the monthly capital requirements. This amendment was agreed to by the senior secured lenders.

The term loans with Investissement Québec require the Company on an annual basis to have a working capital ratio of at least 1.15 and an adjusted long-term debt to adjusted net assets ratio below 2.5. On each of June 26, 2015 and March 7, 2016, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the adjusted long-term debt to adjusted net assets ratio for fiscal 2016 and fiscal 2017, respectively. The Company was in compliance with the working capital ratio as of March 26, 2016.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

The term of the senior secured revolving credit facility expires on August 22, 2017 while the senior secured term loan matures on August 22, 2018.

The information concerning the Company’s senior secured credit facility is as follows:

	Fiscal Year Ended
	March 26, 2016	March 28, 2015
	(In thousands)

Maximum borrowing outstanding during the year	$78,137	$86,450
Average outstanding balance during the year	$68,205	$73,207
Weighted average interest rate for the year	3.2%	3.3%
Effective interest rate at year-end	3.3%	3.2%

As security for the bank indebtedness, the Company has provided some of its lenders the following: (i) general assignment of all accounts receivable, other receivables and trademarks; (ii) general security agreements on all of the Company’s assets; (iii) insurance on physical assets in a minimum amount equivalent to the indebtedness, assigned to the lenders; (iv) a mortgage on moveable property (general) under the Civil Code (Québec) of $188,395,000 (CAD$250,000,000); (v) lien on machinery, equipment and molds and dies; and (vi) a pledge of trademarks and stock of the Company’s subsidiaries.

8.	Long-term debt:

(a)	Long-term debt consists of the following:

	As of
	March 26, 2016	March 28, 2015
	(In thousands)
Senior secured term loans that are subordinated in lien priority to the Company’s senior secured revolving credit facility. The loan bears interest at an annual rate of LIBOR plus 9.75% on $28 million of debt and LIBOR plus 7.25% on $5 million of debt. The term of the loan expires in August 2018	$33,000	$33,000
Senior secured term loan that is subordinated in lien priority to the Company’s senior secured revolving credit facility. The loan bore interest at an annual rate of LIBOR plus 9.75%. The loan was repaid in May 2016	1,250	—
Obligation under capital lease on land and building, pursuant to a sale-leaseback transaction. The term loan is being amortized using an implicit annual interest rate of 10.74% over the term of the lease of 20 years with a balloon payment related to the land component and is repayable in monthly installments of approximately $139,063 (CAD$184,537). The balance at March 26, 2016 and March 28, 2015 was CAD$12.1 million and CAD$12.8 million, respectively (f)	9,141	10,211
Term loan from Investissement Quebec, bearing interest at an annual rate of prime plus 7.0%, repayable beginning in October 2014 in 60 equal monthly principal payments of $62,798 (CAD$83,333), secured by the assets of the Company. The balance at March 26, 2016 and March 28, 2015 was CAD$3.7 million and CAD$4.6 million, respectively (b)	2,826	3,643
Term loan from Investissement Québec, bearing interest at an annual rate of prime plus 5.5%, repayable beginning in April 2012 in 48 equal monthly capital repayments of $156,995 (CAD$208,333), secured by the assets of the Company. The balance at March 26, 2016 and March 28, 2015 was CAD$3.1 million and CAD$4.4 million, respectively (b)	2,355	3,478
Term loan from Investissement Québec, bearing interest at an annual rate of Canadian prime plus 10%, repayable beginning in August 2015 in 48 equal monthly principal payment of $31,399 (CAD$41,667), secured by the assets of the Company. The balance at March 26, 2016 and March 28, 2015 was CAD$1.8 million and 2.0 million respectively (b)	1,383	1,590
Obligations under capital leases, at annual interest rates between 5.8% and 14.9%, secured by leasehold improvements, furniture, and equipment, maturing at various dates to March 2021	1,719	3,362
Cash advance provided by the Company’s controlling shareholder, Montrovest, bearing interest at an annual rate of 11%, net of withholding taxes (note 16(c))	1,500	1,500

	53,174	56,784
Current portion of long-term debt	5,670	4,745

	$47,504	$52,039

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

(b)	The Company must comply with certain financial covenants associated with its terms loans with Investissement Québec. On each of June 26, 2015 and March 7, 2016, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the adjusted long-term debt to adjusted net assets ratio for fiscal 2016 and fiscal 2017, respectively. The Company was in compliance with the other financial covenant as at March 26, 2016.

(c)	Future minimum lease payments for capital leases required in the following five years and thereafter are as follows (in thousands):

Year ending March:
2017	$2,967
2018	2,180
2019	1,698
2020	1,680
2021	6,171
Thereafter	—

14,696
Less imputed interest	3,836

$10,860

(d)	Principal payments on long-term debt required in the following five years and thereafter, including obligations under capital leases, are as follows (in thousands):

Year ending March:
2017	$5,670
2018	3,580
2019	35,049
2020	1,637
2021	5,738
Thereafter	1,500

$53,174

(e)	As of March 26, 2016 and March 28, 2015, the Company had $1.0 million and $1.0 million, respectively, of outstanding letters of credit which were provided to certain lenders.

(f)	In December 2000, the Company entered into a capital lease agreement for the Company’s Montreal head office and store pursuant to which the Company leases the building, including the Montreal flagship store, for a term of 20 years ending December 11, 2020. The net annual rental rate was CAD$2.0 million (approximately $1.5 million U.S. dollars) for the period that ended on December 11, 2015, and increases on a compounded basis by 10% on each third annual anniversary date thereafter (except for the last two years when no increase will take place). The current net annual rental rate is CAD$2.2 million (approximately $ 1.7 million U.S. dollars). The lease is an absolute triple net lease to the landlord, and the Company is responsible for any and all additional expenses, including, without limitation, taxes and structural expenses. Subject to specific term and conditions, the Company has four options to renew and extend the term of the lease for four further terms of five years each, except for the last option which is five years less eleven days, terminating on November 30, 2040. Subject to specific terms and conditions, the Company also has two options to purchase the premises, which may be exercised no later than six months prior to the end of the fifteenth year of the term of the lease and the end of the twentieth year of the term of the lease, respectively. The Company did not exercise its first option to purchase the premise which expired on June 11, 2015.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

9.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:

(i)	The Company can issue stock options and SARs to executive management, key employees and directors under a stock-based compensation plan.

The Company has a Long-Term Incentive Plan under which awards may be made in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of the Company. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The Long-Term Incentive Plan provides for the grant of units and performance units or share awards. The Long-Term Incentive Plan authorizes the issuance of 900,000 Class A voting shares, which consist of authorized but unissued Class A voting shares. The Company is restricted from issuing Class A voting shares or equity based awards under this program without the approval of the shareholders of the Company if such issuance, when combined with the Class A voting shares issuable under this plan or any of the Company’s other equity incentive award plans exceeds 1,304,025 Class A voting shares. This plan expired in February 2016 and no further awards will be granted under this plan. However, the Long-Term Incentive Plan will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms.

As of March 26, 2016, there were 154,990 cash-based stock appreciation rights that were granted under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $1.45. As of March 26, 2016, there were stock options to purchase 660,000 Class A voting shares outstanding under the Long-Term Incentive Plan. During fiscal 2016 and 2015, stock options to purchase 235,000 shares and 50,000 shares, respectively, of the Company’s Class A voting shares were issued with a three year vesting period, with an average exercise price of $0.78 and $1.94, respectively, and an expiration date of 10 years after the grant date. The weighted-average grant-date fair value of the options granted during fiscal 2016 and 2015 was $0.69 and $1.71, respectively. The fair value of the newly issued options in fiscal 2016 and 2015 was calculated as of the date of their grant, using the Black-Scholes option pricing model with the following weighted-average assumptions: Dividend yield – 0%; Expected volatility – 95.3% for options issued in fiscal 2016 and 94.8% for options issued in fiscal 2015; Risk-free interest rate –2.3% for options issued in fiscal 2016 and 2.04% for options issued in fiscal 2015; and expected term in years – 10 years. The outstanding options as of March 26, 2016 had no intrinsic value. The unrecognized compensation related to the non-vested portion of stock options granted as of March 26, 2016 was $144,000. Total compensation cost for options recognized in expenses was $109,000, $76,000 and $143,000 during fiscal 2016, 2015 and 2014, respectively.

The Company has outstanding employee stock options issued under the Birks Employee Stock Option Plan (the “Birks ESOP”). Effective November 15, 2005, no awards are permitted to be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms. In March 2010, the Company offered employees who held options under this plan the right to amend their current options. The amended options terms would be consistent with the original grant except that the new options would have a lower exercise price, be exercisable for a lesser number of the Company’s Class A voting shares, have a new ten-year term and be subject to different terms in the event of a change in control or if the Company had a going-private transaction. The amended options have an exercise price of $1.05 per share. As of March 26, 2016, March 28, 2015 and March 29, 2014, there were 6,162, 6,162 and 6,454 Class A voting shares underlying options granted under the Birks ESOP, respectively. No compensation expense was required to be recorded related to the amended option transaction and no compensation expense was required to be recorded for the outstanding option under this plan for the years ended March 26, 2016, March 28, 2015 and March 29, 2014.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

The following is a summary of the activity of Birks’ stock option plans and arrangements.

	Options	Weighted average exercise price
Outstanding March 30, 2013	624,618	$1.18
Granted	165,000	1.16
Exercised	(74,813)	1.00
Forfeited	(50,220)	1.07

Outstanding March 29, 2014	664,585	1.21
Granted	50,000	1.94
Exercised	(111,372)	1.04
Expired	(15,000)	7.73
Forfeited	(147,051)	1.10

Outstanding March 28, 2015	441,162	1.15
Granted	235,000	0.78
Forfeited	(10,000)	1.10

Outstanding March 26, 2016	666,162	$1.02

A summary of the status of Birks’ stock options at March 26, 2016 is presented below:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.78	235,000	9.5	0.78	—	—
$0.84	100,000	7.1	$0.84	66,666	$0.84
$0.89	55,000	6.6	0.89	55,000	0.89
$1.04-1.05	156,162	5.7	1.04	156,162	1.04
$1.25-1.66	70,000	6.2	1.48	56,666	1.44
$1.94	50,000	8.8	1.94	16,666	1.94

	666,162	7.6	$1.02	351,160	$1.09

(ii)	Under plans approved by the former Board of Directors of Mayors, the Company has outstanding stock options issued to employees and members of the Company’s Board of Directors. No further awards will be granted under these plans. As of March 26, 2016, there are 627 options outstanding with a weighted average remaining estimated life of 4 years. No compensation expense was required to be recorded related to the options outstanding under this program for the years ended March 26, 2016, March 28, 2015 and March 31, 2014, respectively.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

The following is a summary of the activity of Mayors stock option plans:

	Options	Weighted average exercise price
Outstanding March 30, 2013	9,081	$7.18
Expired	(5,245)	8.63

Outstanding March 29, 2014	3,836	5.19
Expired	(2,910)	6.51

Outstanding March 28, 2015	926	1.05
Expired	(299)	1.05

Outstanding March 26, 2016	627	$1.05

A summary of the status of the option plans at March 26, 2016 is presented below:

		Options outstanding and exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price
$1.05	627	4.1	$1.05

(iii)	The Company issues new shares to satisfy share-based awards and exercise of stock options. During fiscal 2016, 2015 and 2014, respectively, no cash was used to settle equity instruments granted under share-based payment arrangements.

(b)	As of March 26, 2016, the Company had outstanding warrants exercisable into 382,693 shares of the Company’s Class A voting shares. These warrants have a weighted average exercise price of $3.42 per share and expire on August 20, 2022. As of November 1, 2005, these awards were fully vested and no additional compensation expense will be recognized.

(c)	Employee stock purchase plan:

The Company has an Employee Stock Purchase Plan (“ESPP”) that permits eligible employees, which does not include executives of the Company, to purchase the Company’s Class A voting stock at 85% of the Class A voting shares fair market value through regular payroll deductions. A total of 100,000 shares of the Company’s Class A voting shares are reserved for issuance under the ESPP. As of March 26, 2016, 99,995 Class A voting shares were outstanding under the ESPP and no additional shares will be issued under this plan.

No shares were issued under the ESPP in fiscal 2016, 2015 and 2014.

(d)	Profit sharing plan:

Mayors has a 401(k) Profit Sharing Plan & Trust (the “Plan”), which permits eligible employees to make contributions to the Plan on a pretax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Mayors historically made cash contributions of 25% of the employee’s pretax contribution, up to 4% of Mayors employee’s compensation, in any calendar year. Effective January 1, 2009, the Company exercised its right to cancel all future matching contributions to the Plan and as such, no additional matching cash payments were made to the Plan during fiscal 2016, 2015 and 2014.

(e)	CEO and Senior Executive Long-Term Cash Incentive Plans:

During the year ended March 30, 2013, the Board of Directors approved the long-term cash incentive plans (“LTCIPs”) for the Chief Executive Officer and certain executive officers. The intention of the LTCIPs was to reward the Chief Executive Officer and other members of senior management based on the performance of the Company over three-year cycles, the first of which began with the fiscal 2013 through fiscal 2015 period. The approval of a new three-year cycle was at the discretion of the Board of Directors on recommendation of the compensation committee. The payouts under the LTCIPs was to be based on the earnings before taxes (“EBT”) performance of the Company with the payout level earned during the three-year period either

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014 increasing or decreasing based on the Company’s EBT performance levels versus thresholds established in each of the three years of the three-year cycle and afterwards, if the LTCIPs were continued. The Company was to pay out a third of the LTCIPs value earned at the end of the first three year cycle and a third of the LTCIPs value for every year thereafter, subject to the Chief Executive Officer and participating executives continued employment and subject to the payment not causing any default on the Company’s credit facilities. The LTCIPs payouts will continue to rise or fall based on the Company’s performance each year. The total LTCIPs pool was only created to compensate if EBT was above a certain growth rate and the payout was capped so that the total three-year costs of the programs combined did not exceed 10% of the Company’s total earnings before taxes for the three-year period.

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

In April 2015, the Company’s Board of Directors approved a long-term cash incentive plan for the Chief Executive Officer (“CEO LTCIP”). The intention of the CEO LTCIP is to reward the Chief Executive Officer based on the Company’s performance over three-year cycles, the first of which begins with the fiscal 2016 through fiscal 2018 period. The approval of this three-year cycle is at the discretion of the Board of Directors on recommendation of the Compensation Committee. The CEO LTCIP is structured to fund a pool of dollars based on the successful achievement of earnings before tax (“EBT”) and the level of achievement of three key metrics that can modify the amount achieved based on EBT over three one-year periods. The amount of money funded each year, if earned, is added together at the end of the three-year cycle (with each year comprising one third of the total payout opportunity). Fifty percent (50%) of the final value of the pool following completion of the three year cycle is payable at the end of the three year cycle (early fiscal year 2019). with the remaining 50% payable one year thereafter (early fiscal 2020) subject to the Chief Executive Officer remaining employed at the time of payout and the payout not causing any default under our senior secured credit facilities. As of March 26, 2016, no amounts were earned under the CEO LTCIP.

10.	Income taxes:

(a)	The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 26, 2016, the Company had no accrued interest or penalties related to uncertain tax positions due to available tax loss carry forwards. The tax years 2011 through 2016 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company evaluates its deferred tax assets to determine if any adjustments to its valuation allowances are required. As part of this analysis, the Company could not reach the required conclusion that it would be able to more likely than not realize the value of both its U.S. and Canadian net deferred tax assets in the future. As a result, the Company has a non-cash valuation allowance of $57.3 million against the full value of the Company’s net deferred tax assets.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

The significant items comprising the Company’s net deferred tax assets at March 26, 2016 and March 28, 2015 are as follows:

	Fiscal Year Ended
	March 26, 2016	March 28, 2015
	(In thousands)

Deferred tax assets:

Loss and tax credit carry forwards	$39,710	$42,619
Difference between book and tax basis of property and equipment	2,731	2,513

Interest expense limitations carry forward	10,697	9,069

Inventory allowances	417	529

Other reserves not currently deductible	807	850

Capital lease obligation	2,431	2,696

Expenses not currently deductible	667	378

Other	(175)	144

Net deferred tax asset before valuation allowance	57,285	58,798

Valuation allowance	(57,285)	(58,798)

Net deferred tax asset	$—	$—

The following table reconciles the unrecognized tax benefits at March 26, 2016 and March 28, 2015:

	Fiscal Year Ended
	March 26, 2016	March 28, 2015
	(In thousands)

Unrecognized tax benefits at the beginning of the year	$—	$—

Gross increase – tax position in current period	—	89

Applied against certain element of deferred tax assets	—	(89)

Unrecognized tax benefits at the end of the year	$—	$—

All unrecognized tax benefits would affect the effective tax rate if recognized.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

The Company’s income tax expense (benefit) consists of the following components:

	Fiscal Year Ended
	March 26, 2016	March 28, 2015	March 29, 2014
	(In thousands)

Income tax expense (benefit):

Current	$50	$77	$183

Deferred	1,591	(2,636)	(1,525)

Valuation allowance	(1,591)	2,559	1,360

Income tax expense	$50	—	$18

The Company’s current tax payable at March 26, 2016 was $35,000, nil for March 28, 2015, and $18,000 for March 29, 2014.

The Company’s provision for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended
	March 26, 2016	March 28, 2015	March 29, 2014
Canadian statutory rate	26.6%	26.4%	26.4%

Rate differential for U.S. operations	6.5%	5.1%	2.0%

Adjustment to valuation allowance	3.2%	(30.7)%	(26.8)%

Utilization of unrecognized losses and other tax attributes	(32.2)%	0.0%	0.0%

Permanent differences and other	(3.2)%	(0.8)%	(2.1)%

Total	0.9%	(0.0)%	(0.5)%

(b)	At March 26, 2016, the Company had federal non-capital losses of CAD$21.2 million ($16.0 million in U.S. dollars) available to reduce future Canadian federal taxable income and investment tax credits (“ITC’s”) in Canada of CAD$260,000 ($196,000 in U.S. dollars) available to reduce future Canadian federal income taxes payable which will expire between 2022 and 2035.

(c)	As of March 26, 2016, Mayors and another of the Company’s US subsidiary have federal and state net operating loss carry forwards in the U.S. of approximately $100.6 million and $91.1 million, respectively. Due to Section 382 limitations from the change in ownership for the year ended March 29, 2003, the utilization of approximately $35.3 million of the pre-acquisition net operating loss carry forwards is limited to approximately $953,000 on an annual basis through 2022. The federal net operating loss carry forwards expire beginning in fiscal 2020 through fiscal 2034 and the state net operating loss carry forwards expire beginning in fiscal 2018 through fiscal 2034. Mayors also has an alternative minimum tax credit carry forward of approximately $1.2 million to offset future federal income taxes.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

11.	Capital stock:

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

	Class A common stock		Class B common stock		Total common stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount

Balance as of March 29, 2014	10,131,539	$30,862	7,717,970	$38,613	17,849,509	$69,475
Exercise of stock options	111,372	126	—	—	111,372	126

Balance as of March 28, 2015	10,242,911	$30,988	7,717,970	$38,613	17,960,881	$69,601
Exercise of stock options	—	—	—	—	—	—

Balance as of March 26, 2016	10,242,911	$30,988	7,717,970	$38,613	17,960,881	$69,601

12.	Restructuring Charges:

In July 2014, the Company provided to its senior secured lenders and announced an operational restructuring plan to reduce corporate overhead costs, improve profitability and drive efficiency within the organization. The restructuring plan included consolidating most of its corporate administrative workforce from its regional office in Tamarac, Florida to its Montreal corporate head office as well as the outsourcing of a portion of the Company’s jewelry manufacturing and other corporate office staff reductions. The Company incurred restructuring charges of approximately $0.8 million in fiscal 2016 primarily associated with severance and temporary duplication of salaries during the transition of positions from Tamarac to Montreal. These charges represented the last of the expected costs related to the restructuring plan. During fiscal 2015, the Company recorded $2.6 million of restructuring charges. These charges included $1.4 million of severance and employee retention related charges and $0.6 million of transition-related charges associated with the consolidation of positions to Montreal including temporary duplication of salaries during the transition, recruitment costs for positions transferred to Montreal and travel and relocation costs. Restructuring charges also included the recording of a $0.5 million loss on the sublet of a portion of the Tamarac facility and $0.1 million of commission costs associated with the sublease agreement. As of March 26, 2016, accounts payable and accrued liabilities related to these restructuring charges were $0.3 million and cash paid during fiscal 2016 for such charges was $1.8 million.

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

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

Future minimum lease payments for the next five years and thereafter are as follows (in thousands):

Year ending March:
2017	$15,535
2018	13,135
2019	12,272
2020	11,967
2021	10,401
Thereafter	45,057

$108,367

Rent expense for the Company was approximately $21.8 million, including $0.5 million of contingent rent for the year ended March 26, 2016, $23.4 million, including $0.7 million of contingent rent for the year ended March 28, 2015 and $24.3 million, including $0.3 million of contingent rent for the year ended March 29, 2014.

14.	Contingencies:

(a)	The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigations and claims. While the final outcome with respect to claims and legal proceedings pending at March 26, 2016 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

(b)	From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. At March 26, 2016 and March 28, 2015, the amount guaranteed under such arrangements was approximately $9.3 million and $6.8 million, respectively. At March 26, 2016 and March 28, 2015, the Company has recorded in accrued liabilities a reserve of $0.5 million and $0.2 million, respectively, associated with this guaranteed amount.

(c)	The Company has entered into an agreement with Prime Investments S.A., a related party, under the terms of which Prime Investments will supply the Company with at least 45%, on an annualized cost basis, of the Company’s loose diamond requirements upon the satisfaction of certain conditions (see note 16(d)).

(d)	In October 2014, the Company entered into a Renewed and Amended Distribution Agreement with Damiani International B.V. (“Damiani”) amending and extending the term of an agreement, entered into with Damiani during fiscal 2010 in which the Company purchased an aggregate cost value of $10.6 million of jewelry products from Damiani for sale by the Company in Canada and the United States. Under the original agreement the Company agreed to pay for $10.6 million of products on an annual basis beginning on February 15, 2010 based on the cost value of the products sold during the previous year. However, the Company was required to make minimum annual payments totaling an aggregate amount of $5.6 million during the term of the agreement. Under the original agreement, the Company was also required to replenish certain jewelry products sold during each previous quarter with payment on these purchases required within 90 days of receipt during the life of the original agreement. As part of the original agreement, the Company also had the right to return up to $5.0 million of any unsold Damiani products at the end of the term of the agreement. Under the amended agreement, the distribution agreement was extended until March 31, 2016, which was subsequently extended to June 30, 2016. Under the amended agreement, the Company is permitted to exchange $2.0 million of the $5.0 million unsold Damiani products for new Damiani products and agreed to pay for the $5.0 million of Damiani products remaining on an annual basis beginning on February 15, 2015, based on the cost value of the products sold during the previous year. However, the Company is required to make minimum annual payments totaling an aggregate amount of $1.0 million during the remaining term of the amended agreement and has agreed to replenish certain jewelry products sold during each previous quarter with payment on these purchases required within 60 days of receipt during the remaining life of the amended agreement. As part of the amended agreement, the Company has the right to return up to $4.0 million of any unsold Damiani product at the end of the term of the amended agreement. The total amount payable under this agreement is included in accounts payable.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

15.	Segmented information:

The Company has two reportable segments Retail and Other. As of March 26, 2016, Retail operated 27 stores across Canada under the Birks brand, and 17 stores in the Southeastern U.S. under the Mayors brand, 1 store under the Rolex brand name in Orlando, as well as 2 retail locations in Calgary and Vancouver under the Brinkhaus brand. Other consists primarily of our e-commerce business, gold exchange business, which purchases gold and other precious metals from clients and refines the metals purchased, wholesale business and until August 2015 the corporate sales division which was sold.

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

Certain information relating to the Company’s segments for the years ended March 26, 2016, March 28, 2015, and March 29, 2014, respectively, is set forth below:

	Retail			Other			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014
	(In thousands)
Sales to external customers	$281,940	$293,146	$270,630	$3,886	$8,491	$10,535	$285,826	$301,637	$281,165
Inter-segment sales	—	—	—	14,002	15,891	18,320	14,002	15,891	18,320
Unadjusted Gross profit	110,023	118,128	114,210	2,691	5,390	5,663	112,714	123,518	119,873

The following sets forth reconciliations of the segments’ gross profits and certain unallocated costs to the Company’s consolidated gross profits for the years ended March 26, 2016, March 28, 2015 and March 29, 2014:

	Fiscal Year Ended
	March 26, 2016	March 28, 2015	March 29, 2014
	(In thousands)

Unadjusted gross profit	$112,714	$123,518	$119,873
Inventory provisions	(2,084)	(3,151)	(3,010)
Other unallocated costs	(1,630)	(2,551)	(2,801)
Adjustment of intercompany profit	387	(11)	605

Gross profit	$109,387	$117,805	$114,667

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

Sales to external customers and long-lived assets by geographical areas were as follows:

	Fiscal Year Ended
	March 26, 2016	March 28, 2015	March 29, 2014
	(In thousands)

Geographic Areas
Net sales:
Canada	$128,651	$143,384	$146,277
United States	157,175	158,253	134,888

	$285,826	$301,637	$281,165

Long-lived assets:
Canada	$19,464	$17,898	$19,484
United States	12,115	13,366	13,281

	$31,579	$31,264	$32,765

Classes of Similar Products
Net sales:
Jewelry and other	$127,220	$141,781	$148,511
Timepieces	158,606	159,856	132,654

	$285,826	$301,637	$281,165

16.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the consolidated financial statements except the following:

	Fiscal Year Ended
	March 26, 2016	March 28, 2015	March 29, 2014
	(In thousands)
Transactions:
Purchases of inventory from supplier related to shareholder (d)	$503	$189	$—
Management fees to related parties (b)	155	238	188
Consultant fees to a related party (e)	173	175	155
Expense reimbursement to a related party (f)	201	241	237
Interest expense on cash advance received from controlling shareholder (c)	165	165	164
Wholesale distribution service payments to a related party (g)	—	—	1
Balances:
Accounts payable to supplier related to shareholder (d)	17	—	—
Accounts payable to related parties	38	447	57
Interest payable on cash advance received from controlling shareholder	25	136	13

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

(b)	On June 8, 2011, the Board of Directors approved the Company entering into a Management Consulting Service Agreement with Montrovest. Under the agreement, the Company paid Montrovest an annual retainer fee of €140,000 in exchange for services related to the raising of capital for international expansion projects and such other services relating to merchandising and/or marketing of the Company’s products as the Company may request. The agreement was in effect until June 8, 2012 and was extended automatically for successive terms of one year unless either party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement is subject to the review and approval of the Company’s Corporate Governance Committee and the Board of Directors. In fiscal 2016, fiscal 2015 and fiscal 2014, the Company paid €105,000, €140,000 and €140,000 respectively (approximately $116,000, $178,000 and $188,000 in U.S. dollars, respectively), under this agreement to Montrovest. In April 2015, the agreement was renewed for an additional one-year term ending June 8, 2016. The Company’s Board of Directors approved entering into the agreement and its renewal with Montrovest in accordance with the Company’s Code of Conduct relating to related party transactions. In February 2015, the Company’s Board of Directors approved the reimbursement to Montrovest of legal fees incurred by Montrovest in connection with the issuance of the $5.0 million LC for the benefit of the Company up to a total amount of CAD$75,000 (approximately $60,000 in U.S. dollars). Mr. Coda Nunziante, the Company’s Vice President, Strategy was a managing director of Montrovest until June 30, 2012. Mr. Davide Barberis Canonico, one of our directors, is a member of the Supervisory Board of Directors of Montrovest. On November 17, 2015, our Board of Directors approved the termination of the Management Consulting Services Agreement with Montrovest effective December 31, 2015 and the entering into the Management Consulting Services Agreement with Gestofi S.A. (“Gestofi”) effective January 1, 2016 on the same terms and conditions as the agreement with Montrovest, all in accordance with the Company’s Code of Conduct relating to related party transactions. In fiscal 2016, €35,000 (approximately $39,000 in U.S. dollars) was paid to Gestofi under this agreement.

(c)	In February 2009 and May 2009, the Company received a $2.0 million and a $3.0 million, respectively, cash advance from its controlling shareholder, Montrovest, to finance working capital needs and for general corporate purposes. These advances and any interest thereon are subordinated to the indebtedness of the Company’s existing senior credit facilities and secured term loans and were convertible into a convertible debenture or Class A voting shares in the event of a private placement or repayable upon demand by Montrovest once conditions stipulated in the Company’s senior credit facilities permit such a payment. The cash advance bore interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance would have been paid to Montrovest. In June 2011, the Company amended its cash advance agreements with Montrovest. Under the terms of the amended agreements, the annual interest rate on the $5.0 million in cash advances outstanding was reduced from 16%, net of withholding taxes to 11%, net of withholding taxes representing an effective interest rate of approximately 12.2%. The amended agreements eliminated the convertibility of the cash advances into convertible debentures or Class A voting shares in the event of a private placement and also eliminated the payment of a 7% fee if the debt was converted into convertible debentures or Class A voting shares. The Company also amended its management subordination agreement with Montrovest and its senior lenders, eliminating the payment of any success fee to Montrovest if the Company receives net cash proceeds of $5 million or more related to an equity issuance. The Company paid a one-time fee of $75,000 to Montrovest associated with the amendment of the cash advance agreements. In August 2012, a partial repayment of $3.5 million was made on these cash advances. At March 26, 2016 and March 28, 2015, advances payable to the Company’s controlling shareholder, Montrovest, amounted to $1.5 million.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

(d)	In August 2002, the Company entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments S.A. or a related party is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2016, the Company purchased approximately $0.5 million ($0.2 million in fiscal 2015 and nil in fiscal 2014), of diamonds from Prime Investments S.A. and related parties. As of March 26, 2016, Asiya Trust, as trustee of Beech Settlement Trust, which is the ultimate beneficial owner of Prime Investments S.A., owned 15.0% of the Company’s outstanding Class A voting shares.

(e)	On June 30, 2009, the Company’s Board of Directors approved the Company entering into a consulting services agreement with Gestofi S.A. (“Gestofi”) in accordance with the Company’s Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi di Montelera as the employee of Gestofi responsible for providing the consulting services. The consulting services relate to providing advice and assistance in (i) new product development and product brand collection assortment, (ii), strategic and business development projects and financial matters, (iii) the implementation of the Company’s strategy and planning, and (iv) such other services reasonably requested by the Company’s Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The initial one-year term of the agreement began on August 1, 2009, and the agreement may be renewed for additional one-year terms. The agreement has been renewed yearly. The Consulting Services, prior to June 2014, were provided to the Company for a fee of approximately CAD$13,700 ($10,324 in U.S. dollars) per month less any applicable taxes plus out of pocket expenses. In June 2014, upon the renewal of the agreement for an additional one-year term, the monthly fee changed to 13,000 Swiss francs ($13,310 in U.S. dollars) per month. In February 2015, the Company’s Board of Directors approved the payment of a annual fee of $12,500 to Gestofi for services it provided in connection with the issuance of the Montrovest LC for the benefit of the Company. Mr. Niccolò Rossi di Montelera is a member of the Board of Directors and the son of Dr. Lorenzo Rossi di Montelera, Birks Group’s Chairman and a director and chairman of the board of Gestofi. On August 1, 2015 an amended and restated consulting agreement was entered into on substantially the same terms and conditions until July 31, 2016. In June 2016, the agreement was renewed for an additional one-year term.

(f)	In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Corporate Governance Committee and Board of Directors approved the reimbursement of expenses to Regaluxe S.R.L., such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s Chairman of the Board of Directors, and of Mr. Niccolò Rossi di Montelera, the Chairman of the Company’s Executive Committee, for work performed on behalf of the Company, up to a yearly maximum of $250,000. The yearly maximum was increased to $260,000 in fiscal 2014. During fiscal 2016, 2015 and 2014, the Company paid $201,000, $241,000 and $237,000, respectively, to Regaluxe under this agreement, respectively. This agreement was renewed in March 2016 for an additional year term.

(g)	In April 2011, the Corporate Governance Committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe S.r.l. Under the agreement, Regaluxe S.r.l. is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on April 1, 2011. Under this agreement the Company pays Regaluxe S.r.l. a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe S.r.l. less a discount factor of 3.5%. The agreement’s initial term was until March 30, 2013 and is renewable by mutual agreement for additional one-year terms. This agreement has been renewed yearly and in March 2016, this agreement was renewed for an additional one-year term. During fiscal 2016 and 2015, the Company did not make any payments under this agreement in fiscal 2014, we paid approximately $1,000 under this agreement.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 26, 2016, March 28, 2015 and March 29, 2014

(h)	In August 2013, the Company executed $5.0 million convertible debenture agreements of which $4.8 million was with its controlling shareholder, Montrovest B.V. (“Montrovest”), convertible into Class A voting shares (the “Debentures”). The Debentures had an annual interest rate of 6%, payable in the form of additional Class A voting shares at the time of conversion of the Debentures at the same conversion price as the Debentures. The $5.0 million of Debentures were converted into 2,941,085 Class A voting shares at the end of August 2013 at an average price of $1.70 per share of which Montrovest received 2,828,634 Class A voting shares of the Company.

17.	Financial instruments:

(a)	Concentrations:

During the years ended March 26, 2016, March 28, 2015 and March 29, 2014, approximately 39%, 36% and 32%, respectively, of consolidated sales were of merchandise purchased from the Company’s largest supplier.

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

The Company has determined that the carrying value of its cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates fair values as at the balance sheet date. As of March 26, 2016 and March 28, 2015, for the $63.2 million and $64.3 million, respectively, of bank indebtedness and the $40.8 million and $41.7 million, respectively of long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.

As of March 26, 2016 and March 28, 2015, the fair value of the remaining $12.4 million and $15.1 million, respectively of fixed-rate long-term debt is estimated to be approximately $12.9 million and $15.5 million, respectively. The fair value was determined by discounting the future cash flows of each instrument at the current market interest rates for the same or similar debt instruments with the same remaining maturities adjusted for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Company considered interest rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s lenders. As a result, the Company has determined that the inputs used to value these long-term debts fall within Level 3 of the fair value hierarchy.