Form 20-F
period 2017-03-25
BIRKS GROUP INC.
filed 2017-06-23
CIK 1179821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 25, 2017

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

2020 Robert Bourassa

Montreal Québec

Canada

H3A 2A5

(Address of principal executive offices)

Pat Di Lillo, 514-397-2592 (telephone), 514-397-2537 (facsimile)

2020 Robert Bourassa

Suite 200

Montreal Québec

Canada

H3A 2A5

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

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Emerging Growth Company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Throughout this Annual Report, we refer to our fiscal year ending March 25, 2017, as fiscal 2017, and our fiscal years ended March 26, 2016 and March 28, 2015, as fiscal 2016 and fiscal 2015, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 25, 2017, March 26, 2016, and March 28, 2015 consisted of 52 weeks with four thirteen-week periods.

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

Selected Financial Data

The following financial data as of March 25, 2017 and March 26, 2016 and for the years ended March 25, 2017, March 26, 2016, and March 28, 2015 have been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The following financial data as of March 28, 2015, March 29, 2014 and March 30, 2013 and for the years ended March 29, 2014 and March 30, 2013 have been derived from our audited consolidated financial statements not included in this Annual Report. All fiscal years in the table below consisted of 52 weeks. The historical results included below and elsewhere in this Annual Report are not necessarily indicative of our future performance.

The data presented below is only a summary and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, included elsewhere in this Annual Report. You should also read the following summary data in conjunction with Item 5, “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Income Statement Data:
	Fiscal Year Ended
	March 25, 2017	March 25, 2016	March 28, 2015	March 29, 2014	March 30, 2013
	(In thousands, except per share data)

Net sales	$286,921	$285,826	$301,637	$281,165	$292,759
Cost of sales	178,487	176,439	183,832	166,498	166,585

Gross profit	108,434	109,387	117,805	114,667	126,174
Selling, general and administrative expenses	94,226	91,125	103,735	105,512	110,806
Restructuring charges (1)	842	754	2,604	—	—
Depreciation and amortization	5,034	5,229	5,932	5,426	4,563
Gain on sale of assets (2)	—	(3,229)	—	—	—
Impairment of long-lived assets (3)	—	—	238	—	—

Total operating expenses	100,102	93,879	112,509	110,938	115,369
Operating income	8,332	15,508	5,296	3,729	10,805
Interest and other financial costs	8,681	10,020	11,285	9,512	9,272
Debt extinguishment charges (4)	—	—	2,643	—	—

Income (loss) before income taxes	(349)	5,488	(8,632)	(5,783)	1,533
Income tax (recovery) expense	(5,277)	50	—	18	20

Net income (loss) attributable to common shareholders	$4,928	$5,438	$(8,632)	$(5,801)	$1,513

Net income (loss) per common share	$0.27	$0.30	$(0.48)	$(0.35)	$0.11
Net income (loss) per common share – diluted	$0.27	$0.30	$(0.48)	$(0.35)	$0.11

Weighted average common shares outstanding	17,961	17,961	17,937	16,617	13,538
Weighted average common shares outstanding – diluted	18,418	17,961	17,937	16,617	13,544
Dividends per share	—	—	—	—	—

Balance Sheet Data:
	As of March 25, 2017	As of March 26, 2016	As of March 28, 2015	As of March 29, 2014	As of March 30, 2013
	(In thousands)

Working capital	$21,478	$28,434	$26,112	$33,304	$27,563

Total assets	$178,938	$182,973	$180,204	$190,494	$179,952

Bank indebtedness	$70,434	$62,431	$64,347	$73,941	$67,307

Long-term debt (including current portion)	$33,335	$52,285	$56,784	$54,750	$41,895

Stockholders’ equity	$12,796	$7,704	$2,823	$13,622	$16,351

Common Stock:
Value	$69,601	$69,601	$69,601	$69,475	$64,489
Shares	17,961	17,961	17,961	17,850	14,834

(1)

Restructuring charges related to consolidating most of our corporate administrative workforce to Montreal as well as outsourcing a portion of our jewelry manufacturing and other corporate staff reductions. Refer to note 12 to our consolidated financial statements.

(2)

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

(4)	Debt extinguishment charges arising from amendments to the senior secured term loan and senior secured revolving credit facility in 2015.
(5)

The Company has reclassified certain Balance Sheet amounts for certain periods presented above in compliance with new U.S GAAP guidance under standard ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs (refer to note 2(s) of the Company’s consolidated financial statements).

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

The Company is identifying potential sources of financing that includes raising additional funds through public or private equity or debt financing, including funding from governmental sources, which may not be possible as the success of raising additional funds is beyond our control. The sale of additional equity securities could result in significant dilution to our current shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our common stock. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may restrict our operations. The term of our senior secured revolving credit facility expires on the earlier of (a) December 21, 2021 or (b) the date that is 91 days prior to the maturity date then in effect with respect to our senior secured term loan debt, while our senior secured term loan matures on May 21, 2021, as such, financing may be unavailable in amounts or on terms acceptable to us, or at all, which could have a material adverse impact on our business.

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

As of May 31, 2017, we had 46 leased retail stores, which include the lease of our Montreal flagship store. The leases are generally in prime retail locations and generally have lease terms of ten years, with rent being a fixed minimum base plus, for a majority of the stores, a percentage of the store’s sales volume (subject to some adjustments) over a specified threshold. Some of our Canadian leases and U.S. leases are up for renewal within the next two years and many uncontrollable factors can impact our ability to renew these leases, including but not limited to competition for key locations from other retailers. Approximately 15% of the Company’s store leases are renewable within two years. The capital expenditures related to retail store locations in both Canada and the U.S. are estimated to be approximately $13.9 million over the next two years to remodel, relocate or open new stores. Of the $13.9 million, we estimate that $8.1 million will be spent in fiscal 2018 leaving the balance to fiscal 2019. Although we are able to finance these capital expenditures with internally generated funds and existing financing arrangements, we continue our efforts towards obtaining additional external financing as well as considering potential asset restructurings to cover the capital expenditures needed in fiscal 2018 and 2019.

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

	March 25, 2017	March 26, 2016
Total indebtedness	$103,769,000	$114,716,000
Total stockholders’ equity	12,796,000	7,704,000

Total capitalization	$116,565,000	$122,420,000

Ratio of total indebtedness to total capitalization	89.0%	93.7%

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

In December 2016, we executed an amendment to the terms of our $110.0 million senior secured revolving credit facility to extend the maturity from August 22, 2017 to the earlier to occur of (a) December 21, 2021 or (b) the date that is 91 days prior to the maturity date then in effect with respect to our senior secured term loan debt. We also executed an amendment to the terms of our senior secured term loan to extend the maturity from August 22, 2018 to May 21, 2021 and to reduce the senior secured term loan amount from $33.0 million to $28.0 million, with the $5.0 million reduction in the senior secured term loan borrowed under the senior secured revolving credit facility. In addition, as part of the amendments to the senior secured revolving credit facility and the senior secured term loan, the minimum excess availability levels that we were required to maintain have been reduced from $8.0 million to $6.0 million. The amendments to the senior secured revolving credit facility and the senior secured term loan also include a reduction to the minimum adjusted EBITDA levels and reduce the seasonal availability blocks imposed from December 20th to January 20th of each year from $12.5 million to $11.5 million and from January 21st to February 10th from $5.0 million to $4.0 million. Failure to meet the minimum adjusted EBITDA covenant in the event that excess availability falls below $6.0 million for any five consecutive business days is still considered an event of default under the amended agreements, that could result in the outstanding balances borrowed under our senior secured term loan and senior secured revolving credit facility becoming due immediately, which would result in cross defaults on our other borrowings.

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

We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name watch manufacturers have distribution agreements with our Company that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In fiscal 2017, merchandise supplied by our largest luxury timepiece supplier and sold through our stores accounted for approximately 42% of our total net sales. Our relationships with primary suppliers are generally not pursuant to long-term agreements. We obtain materials and manufactured items from third-party suppliers. Any delay or interruption in our suppliers’ abilities to provide us with necessary materials and components may affect our manufacturing capabilities or may require us to seek alternative supply sources. Any delay or interruption in receiving supplies could impair our ability to supply products to our stores and, accordingly, could have a material adverse effect on our business, results of operations and financial condition. The abrupt loss of any of our third-party suppliers, especially our largest luxury timepiece supplier, or a decline in the quality or quantity of materials supplied by any third-party suppliers could cause significant disruption in our business.

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

As of May 31, 2017, Grande Rousse Trust (“Grande Rousse”) beneficially owns or controls 76.0% of all classes of our outstanding voting shares, which are directly owned by Montrovest B.V. (“Montrovest”) and Mangrove Holding S.A. (“Mangrove”). Montrovest and Mangrove own 49.3% and 26.7% of our outstanding voting shares respectively. The trustee of Grande Rousse Trust is Rohan Private Trust Company Limited (the “Trustee”). Under our restated articles, Montrovest and Mangrove, as holders of the Class B multiple voting shares, have the ability to control most actions requiring shareholder approval, including electing the members of our Board of Directors and the issuance of new equity.

Grande Rousse, Montrovest and Mangrove may have different interests than you have and may make decisions that do not correspond to your interests. In addition, the fact that we are controlled by one shareholder may have the effect of delaying or preventing a change in our management or voting control.

Hurricanes and other severe weather conditions could cause a disruption in our operations, which could have an adverse impact on our results of operations.

Our U.S. operations are located in Georgia and Florida, regions that are susceptible to hurricanes. In the past, hurricanes have forced the closure of some of our stores, resulting in a reduction in net sales during such periods. Future hurricanes could disrupt our U.S. operations and could have an adverse effect on our overall results of operations. In addition, severe weather such as ice storms, snow storms and blizzards in Canada can cause conditions that could materially affect peak holiday shopping.

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

In addition to regularly evaluating and making changes and upgrades to our information systems, we have begun to implement since fiscal 2016, a new enterprise resource planning (“ERP”) system with the Microsoft Dynamics AX for Retail platform in order to update our retail systems including point of sale (POS), supply chain, warehouse management and finance. While we follow a disciplined methodology when evaluating and making such changes, there can be no assurances that we will successfully implement such changes, that such changes will occur without disruptions to our operations, that the new or upgraded systems will achieve the desired business objectives or that the internal controls will be effective in preventing misstatements in financial reporting. Any such disruptions, inadequate internal controls or the failure to successfully implement new or upgraded systems such as those referenced above, could have a material adverse effect on our results of operations and could also affect our reputation, our relationship with customers and our brands.

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

Future issuances or sales of a substantial number of our Class A voting shares by us, Montrovest, Mangrove, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair our ability to raise capital through future issuances of equity securities. As of May 31, 2017, we had 10,242,911 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.

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

THE COMPANY

Corporate History and Overview

Birks Group is a leading North American prestige jewelry brand which designs, develops, produces and retails fine jewelry, timepieces, and gifts. As of May 31, 2017, Birks Group operated 46 prestige jewelry stores, 26 stores under the Birks brand, located in all major cities across Canada, 2 retail locations in Calgary and Vancouver under the Brinkhaus brand, 17 stores under the Mayors brand, located in Florida and Georgia, and 1 store under the Rolex brand name. As a prestige jeweler, most of our jewelry products are made of 18 karat gold, platinum or sterling silver, with or without precious gemstones, with significant emphasis on quality craftsmanship and distinctive design. For fiscal 2017, we had net sales of $286.9 million.

Birks’ predecessor company was founded in Montreal in 1879 and developed over the years into Canada’s premier designer, manufacturer and retailer of fine jewelry, timepieces, sterling and plated silverware and gifts. In addition to being a nationwide retailer with a strong brand identity, we are also highly regarded in Canada as a designer and producer of jewelry. We believe that operating our stores under the Birks brand and the fact that we sell Birks-branded jewelry distinguishes us from many competitors because of our longstanding reputation and heritage of being trustworthy, offering only the highest standard of quality and craftsmanship and products, our ability to offer distinctively designed, exclusive products, and a large selection of distinctive high quality merchandise at many different price points, and by placing a strong emphasis on providing a superior shopping experience to our clients.

Birks was purchased by Borgosesia Acquisitions Corporation in 1993, a predecessor company of Regaluxe Investment S.á.r.l., which is referred to in this Annual Report as “Regaluxe”. Effective March 28, 2006, Regaluxe was acquired through a merger with Iniziativa S.A. (“Iniziativa”). As of May 31, 2007 and June 4, 2007, respectively, following a reorganization, Iniziativa and Montrolux S.A. transferred all of the shares they respectively held in the Company to their parent company, Montrovest. Following the 1993 acquisition of Birks, Birks’ operations were evaluated and a program of returning Birks to its historic core strength as the leading Canadian prestige jeweler was initiated.

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

In the last three fiscal years, we invested a total of approximately $18.2 million in capital expenditures primarily associated with remodeling existing stores and the opening of new stores. We expect to invest an additional $11.9 million of capital expenditures in fiscal 2018 primarily related to store remodels, store relocations associated with lease renewals and the new ERP implementation. Approximately 15% of the capital expenditure investments will be in the U.S. and 85% will be in Canada. We expect to finance these capital expenditures in the U.S. and Canada from operating cash flows, existing financing arrangements and when possible from other additional sources of financing.

The Company regularly reviews the locations of its retail network that leads to decisions that impact the opening, relocation or closing of these locations. During fiscal 2017, as a result of our review, we did not close any Birks or Mayors stores. During fiscal 2016, as a result of our review, we did not close any Mayors stores. We did, however, relocate one store in Fort Lauderdale, Florida to a smaller location. In Canada during fiscal 2016, we did close one Birks store in St. John, New Brunswick, and opened one Birks store in Edmonton, Alberta. Two Birks stores were relocated in Laval, Quebec and Etobicoke, Ontario.

Our sales are divided into two principal product categories: jewelry and timepieces. Jewelry also includes sales of other product offerings we sell such as giftware, as well as repair and custom design services.

The following table compares our sales of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 25, 2017		March 26, 2016		March 28, 2015

Jewelry and other	$122,405	42.7%	$127,220	44.5%	$141,781	47.0%
Timepieces	164,516	57.3%	158,606	55.5%	159,856	53.0%

Total	$286,921	100%	$285,826	100.0%	$301,637	100.0%

The following table sets forth our operations in geographic markets in which we operate (dollars in thousands):

	Fiscal Year Ended
	March 25, 2017	March 26, 2016	March 28, 2015

Net sales
Canada (1)	$116,436	$128,651	$143,384
U.S.	170,485	157,175	158,253

Total net sales	$286,921	$285,826	$301,637

Long-lived assets
Canada	$13,921	$18,610	$17,072
U.S.	9,259	11,302	11,957

Total long-lived assets	$23,180	$29,912	$29,029

(1)	The below table outlines the Canadian dollar equivalent of sales in Canada (CAD in thousands):

	Fiscal Year Ended
	March 25, 2017	March 26, 2016	March 28, 2015

Net sales in Canada	$152,992	$168,451	$162,859

Birks Group is a Canadian corporation. Our corporate headquarters are located at 2020 Robert Bourassa, Suite 200, Montreal, Québec, Canada H3A 2A5. Our telephone number is (514) 397-2501. Our website is www.birksgroup.com.

Products

We offer distinctively designed, exclusive products and a large selection of distinctive high quality merchandise at many different price points. This merchandise includes designer jewelry, diamond, gemstone, and precious metal jewelry, timepieces and giftware. Part of our strategy is to increase our exclusive offering of internally designed and/or produced goods sold to our customers, consisting primarily of bridal, fine jewelry and timepieces, all of which leverage the Birks and Mayors brands’ loyalty in their respective markets and in order to differentiate our products with unique and exclusive designs.

Our Canadian stores, operating under the Birks and Brinkhaus brands, carry a large selection of prestigious brand name timepieces, including our own proprietary watch line as well as timepieces made by Baume & Mercier, Breitling, Bvlgari, Cartier, Frédérique Constant, Montblanc, Panerai, Rolex, Tag Heuer, Tudor, Vacheron Constantin and Van Cleef & Arpels. We also carry an exclusive collection of high quality jewelry and timepieces that we design. We emphasize our own jewelry offerings but also include designer jewelry made by Bvlgari, Marco Bicego, Messika, Roberto Coin, and Van Cleef & Arpels, most of which are exclusive to our stores in Canada. Our two Brinkhaus retail locations also offer Cartier, IWC, Panerai, Patek Philippe and Rolex timepieces. We also offer a variety of high quality giftware, including writing instruments made by Montblanc.

Our U.S. stores, operating under the Mayors brand, carry a large selection of prestigious brand name timepieces, including Baume & Mercier, Breitling, Bvlgari, Cartier, Frédérique Constant, Jaeger Le Coultre, IWC, Montblanc, Patek Philippe, Panerai, Rolex, Tag Heuer, Tudor, and Vacheron Constantin. Designer jewelry offerings in our stores operating under the Mayors brand include jewelry made by Bvlgari, DiModolo, Kwiat, Messika, Mikimoto, Pasquale Bruni, Roberto Coin, and writing instruments made by Montblanc. In addition, stores operating under the Mayors brand carry Birks-branded jewelry products on an exclusive basis in their markets. Our Rolex store offers exclusively Rolex brand timepieces.

We have one primary channel of distribution: the retail division, which accounts for approximately 99% of net sales, as well as three other channels of distribution, including e-commerce, gold exchange and wholesale, which combined account for approximately 1% of net sales.

Product Design, Development, Sourcing and Manufacturing

We established a product development process that supports our strategy to further develop and enhance our product offering in support of the Birks brand development. During fiscal 2017, fiscal 2016 and fiscal 2015, approximately 37%, 42%, and 48%, respectively, of our jewelry products acquired for sale were internally designed, sourced or produced. Products that are not designed and internally manufactured are sourced from suppliers worldwide, enabling us to sell an assortment of fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procures distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our loose stone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

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

In fiscal 2017, we purchased jewelry, timepieces and giftware for sale in our stores from several suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our key vendors, especially our largest luxury timepiece supplier, or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business. In fiscal 2017, merchandise supplied by our largest luxury timepiece supplier and sold through our stores operating under the Mayors, Birks, Rolex and Brinkhaus brands accounted for approximately 42% of our total net sales. If our largest luxury timepiece supplier terminated its distribution agreements with us, such termination would have a material adverse effect on our business, financial condition and operating results. We believe that current relationships with our key vendors are good.

Seasonality

Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher net sales than any other quarter during the year. Net sales in the first, second, third and fourth quarters in fiscal 2017 were 24%, 21%, 35% and 20%, in fiscal 2016 were 25%, 22%, 32% and 21% and in fiscal 2015 were 25%, 22%, 32% and 21%.

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

Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks and Mayors private label credit cards accounted for approximately 27% of our net sales during fiscal 2017 and 26% during fiscal 2016. Sales under the Birks and Mayors private label credit cards are generally made without credit recourse to us. However, we are permitted to ask the bank to approve credit purchases under these private label credit cards, for which the bank holds credit recourses against the Company if the customer does not pay. These recourse credit lines are limited to 25% and 20% of the nonrecourse credit lines issued by the banks for the private label Birks credit card and Mayors credit card, respectively. Receivables generated on sales under the Mayors proprietary credit card are recorded on our balance sheet since we maintain the full credit risk.

Distribution

Our retail locations receive the majority of their merchandise directly from our distribution warehouses located in Fort Lauderdale, Florida and Montreal, Québec. Merchandise is shipped from the distribution warehouse utilizing various air and ground carriers. We also transfer merchandise between retail locations to balance inventory levels and to fulfill client requests, and a very small portion of merchandise is delivered directly to the retail locations from suppliers.

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

In August 2012, the SEC issued rules that require companies that manufacture products using certain “conflict minerals”, including gold, to determine whether those minerals originated in the Democratic Republic of Congo or adjoining countries (“DRC”). If the minerals originate in the DRC, or if companies are not able to establish where they originated, extensive disclosure regarding the sources of those minerals, and in some instances an independent audit of the supply chain, is required. We filed our third disclosure report on May 25, 2016 for the calendar year ended December 31, 2015 and our fourth disclosure report on May 30, 2017 for the calendar year ended December 31, 2016. We determined that we had no reason to believe that any conflict minerals necessary to the functionality or production of our products may have originated in the DRC.

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

Organizational Structure

The following chart sets forth our ownership interest in each of our significant subsidiaries as of March 25, 2017:

Name	Jurisdiction of Incorporation	Ownership and Voting Interest

Mayor’s Jewelers, Inc.	Delaware	100%
Mayor’s Jewelers of Florida, Inc.	Florida	100%

Properties

In December 2000, we entered into a capital lease agreement for our Montreal head office and store pursuant to which we sold and leased back the building, including the Montreal flagship store, for a term of 20 years ending December 11, 2020. The net annual rental rate was CAD$2.2 million (approximately $1.6 million U.S. dollars) for the period that ended on December 11, 2016. On November 1, 2016, we entered into an agreement with the new owner of the building to terminate the existing lease agreement for the building in advance of its expiry date in December 2020 and to lease the premises for our flagship store at its current location, which is an operating lease. As a result, a capital lease asset of CAD $8.7 million (approximately $6.5 million in U.S. dollars) and a capital lease obligation of CAD $11.6 million (approximately $8.7 million in U.S. dollars) at November 1, 2016 were derecognized and a non-cash gain of CAD $2.9 million (approximately $2.2 million in U.S. dollars) (included as part of other long-term liabilities) is being deferred and amortized over the term of the new lease of the flagship store.

Our U.S. retail operations were managed through a local office located in Tamarac, Florida until June 13, 2017. On September 13, 2004, we entered into an operating lease agreement for this location for a term of 15 years terminating on November 30, 2020. The current net annual base rental rate is $769,520 for the period ending November 30, 2017. We have two options to renew for five years each. On March 9, 2015, we entered into an agreement to sublease 23,175 square feet or approximately 48% of the Tamarac office space to a third party. On August 8, 2016, our sub-tenant gave us notice of their intention to exercise their option to sublease an additional 1,600 square feet of the Tamarac office space, effective April 12, 2017, bringing the total subleased space to 24,775 square feet or approximately 51%. On November 7, 2016, our sub-tenant gave us notice of their intention to exercise their option to sublease an additional 11,859 square feet, effective August 19, 2017, which will bring the total subleased space to 36,634 square feet, or 76%. The current annual sublease rental rate is $628,170 for the period ending April 8, 2018. The sublease term ends on November 30, 2020. We have relocated the corporate office to other premises in Fort Lauderdale, Florida on June 13, 2017.

We lease all of our store locations. We believe that all of our facilities are well maintained and in good condition and are adequate for our current needs. We are actively reviewing all leases that expire in the next 12 months to determine whether to renew the leases.

Following is a listing of all our properties as of March 25, 2017:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores
Canada: Bayshore Centre	2,544	September 2017	Ottawa, ON
Bloor	7,157	July, 2028	Toronto, ON
Brinkhaus	1,946	March 2022	Calgary, AB
Brinkhaus (1)	750	May 2017	Vancouver, BC
Carrefour Laval	2,617	April 2025	Laval, QC
Chinook Shopping Centre	3,661	September 2024	Calgary, AB

Dix-30 Mall	1,691	July 2023	Brossard, QC
Fairview Pointe-Claire	4,210	March 2018	Pointe-Claire, QC
First Canadian Place (2)	2,243	May 2017	Toronto, ON
Edmonton Manulife Centre	4,196	May 2018	Edmonton, AB
Mapleview Centre	1,384	June 2023	Burlington, ON
Montreal Flagship Store	19,785	April 2032	Montreal, QC
Oakridge Shopping Centre	2,244	March 2018	Vancouver, BC
Park Royal	1,797	April 2024	West Vancouver, BC

Canada (continued): Place Ste-Foy	2,366	June 2018	Ste-Foy, QC
Rideau Centre	2,745	May 2024	Ottawa, ON
Saskatoon	3,486	October 2020	Saskatoon, SK
Sherway Gardens	2,726	September 2025	Etobicoke, ON
Southgate Shopping Centre	2,915	March 2018	Edmonton, AB
Square One	1,825	May 2024	Mississauga, ON
Toronto Dominion Square	5,568	January 2022	Calgary, AB
Toronto Eaton Centre	1,042	January 2018	Toronto, ON
Vancouver	20,221	January 2026	Vancouver, BC
Victoria	1,561	March 2019	Victoria, BC
West Edmonton Mall	2,244	October 2024	Edmonton, AB
Willowdale Fairview Mall	2,353	February 2018	North York, ON
Winnipeg	3,187	February 2023	Winnipeg, MB
Yorkdale	2,930	October 2026	Toronto, ON

United States:
Aventura Mall	3,447	January 2024	N. Miami Beach, FL
Town Center at Boca Raton	5,878	January 2027	Boca Raton, FL
Dadeland Mall	5,700	January 2027	Miami, FL
Florida Mall	5,070	March 2020	Orlando, FL
The Galleria at Fort Lauderdale	2,467	April 2025	Fort Lauderdale, FL
The Gardens Mall	5,099	January 2020	Palm Beach Gardens, FL
International Plaza	5,583	January 2022	Tampa, FL
Lenox Square Mall	2,991	January 2029	Atlanta, GA
Lincoln Road	4,250	May 2019	Miami Beach, FL
Mall at Millenia	2,088	February 2023	Orlando, FL

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores
Miami International Mall	3,246	January 2026	Miami, FL
North Point Mall	1,145	March 2022	Alpharetta, GA
Rolex Store in Mall at Millenia	1,171	January 2020	Orlando, FL
Phipps Plaza	2,182	January 2021	Atlanta, GA
Village of Merrick Park	4,894	January 2023	Coral Gables, FL
Weston Commons	4,000	July 2017	Weston, FL
St-John’s Town Center	3,458	March 2023	Jacksonville, FL
University Town Center	1,734	January 2025	Sarasota, FL

Other Properties
Tamarac Corporate office (3)	47,851	November 2020	Tamarac, FL
Montreal Corporate office (4)	58,444	December 2020	Montreal, QC

(1)	As of May 31, 2017, we are currently in advanced negotiations with the landlord to finalize a relocation of the Brinkhaus store in Vancouver, British Columbia.
(2)	As of May 31, 2017, we are currently in advanced negations with the landlord to finalize an extension of the lease for the First Canadian Place store in Toronto, Ontario.
(3)

We have signed an agreement to sublease 23,175 square feet of our Tamarac Corporate Office to a third-party. The sublease commenced in April 2015 with sublease expiration in November 2020. On August 8, 2016, our sub-tenant gave us notice of their intention to exercise their option to sublease an additional 1,600 square feet of the Tamarac office space, effective April 12, 2017, bringing the total sub-leased space to 24,775 square feet or approximately 51%. On November 7, 2016, our sub-tenant gave us notice of their intention to exercise their option to sublease an additional 11,859 square feet, effective August 19, 2017, which will bring the total sub-leased space to 36,634 square feet, or 76%. We have relocated the corporate office to other premises in Fort Lauderdale, Florida on June 13, 2017.

(4)

We entered into an agreement effective November 1, 2016, with the new owner of the building which houses the Company’s corporate head office and its flagship store in Montreal, Québec, to terminate the existing lease agreement for the building in advance of its expiry date in December 2020 and to only lease the premises for the Company’s flagship store at its current location. We have relocated the corporate head office to other premises in the Montreal downtown area on May 5, 2017.

Total annual base rent for the above locations for fiscal 2017 was approximately $15.1 million.

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

Throughout this Annual Report we refer to our fiscal years ended March 25, 2017, March 26, 2016, and March 28, 2015 as fiscal 2017, fiscal 2016, and fiscal 2015, respectively. Our fiscal year ends on the last Saturday in March of each year. The financial reporting periods referred to as fiscal 2017, fiscal 2016, and fiscal 2015 consisted of 52 weeks.

Overview

Birks Group is a leading designer, producer and purveyor of prestige jewelry, timepieces and giftware in the U.S. and Canada. As of March 25, 2017, our retail operation’s total square footage was approximately 177,000. The average square footage of our three Birks flagship stores in Canada was approximately 15,700, while the average square footage for all other Birks retail stores in Canada was approximately 2,700. The average square footage of our two Brinkhaus locations was 1,300, while the average square footage of our Mayors retail stores was approximately 3,600.

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

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses. Cost of sales includes cost of merchandise, direct inbound freight and duties, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes, as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. Selling, general and administrative expenses (“SG&A”) include, but are not limited to, all non-production payroll and benefits (including non-cash compensation expense and commissions), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resources and training expenses. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A, such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both our retail brands and the Birks product brand. Marketing has historically represented a significant portion of our SG&A. As a percentage of net sales, marketing expenses represented 3.0%, 3.1% and 3.1% of sales for fiscal 2017, 2016, and 2015, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amount of these indirect costs in SG&A was approximately $2.2 million, $2.4 million and $2.9 million for fiscal 2017, 2016, and 2015, respectively. Depreciation and amortization includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and amortization of intangibles.

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

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•

execute our merchandising strategy to increase net sales and maintain and expand gross margin by developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, and source products;

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

Foreign Currency

Because we have operations in the U.S. and Canada, our results are affected by foreign exchange rate changes. Revenue and expenses incurred in Canadian dollars are translated into U.S. dollars for reporting purposes. Changes in the value of the Canadian dollar compared to the U.S. dollar between periods may materially impact our results and may materially affect period over period comparisons. Over the past several years, the value of the Canadian dollar has varied significantly compared to the U.S. dollar which has impacted the level of our borrowing capacity and, for reporting purposes, in some instances, has resulted in material fluctuations in our net sales, expenses and our profits from our Canadian operations, when expressed in U.S. dollars. As of March 25, 2017, we had not hedged these foreign exchange rate risks.

Fiscal 2017 Summary

•

Net sales were $286.9 million for fiscal 2017, an increase of $1.1 million compared to net sales of $285.8 million in fiscal 2016. Net sales were $3.6 million higher than last year on a constant currency basis (see “Non-GAAP measures”) after excluding $2.5 million of lower sales due to the translation of the Company’s Canadian sales into U.S. dollars with a weaker Canadian dollar;

•	Comparable store sales and comparable store sales calculated on a constant-exchange rate basis (see “Non-GAAP measures”) both increased by 1% compared to the prior fiscal year ended March 26, 2016;

•

Gross profit was $108.4 million, or 37.8% of net sales, for fiscal 2017, compared to $109.4 million, or 38.3% of net sales, for fiscal 2016. The reduction of 50 basis points in gross margin percentage is mainly due to product sales mix and the impact of foreign exchange. Gross profit was $0.6 million lower than last year calculated on a constant currency basis (see “Non-GAAP measures”) after excluding the $0.4 million of lower gross profit due to the translation of the Company’s Canadian gross profit into U.S. dollars with a weaker Canadian dollar;

•

SG&A expenses were $94.2 million, or 32.8% of net sales, in fiscal 2017 compared to $91.1 million, or 31.9% of net sales, in fiscal 2016. The increase is mainly due to additional direct variable costs driven by higher U.S sales and due to the increased use of in-house credit plans that attracted new customers during fiscal 2017, partially offset by the efficiencies that resulted from the operational restructuring plan that was initiated in fiscal 2015;

•

The Company’s fiscal 2017 reported operating income was $8.3 million, a decrease of $7.2 million compared to $15.5 million for fiscal 2016. Adjusted operating income (see “Non-GAAP measures”) , which excludes restructuring costs, was $9.2 million, a decrease of $3.8 million compared to $13.0 million in fiscal 2016 (excluding restructuring costs and gain on sale of assets);

•

The Company recognized a net income for fiscal 2017 of $4.9 million, or $0.27 per share, compared to net income of $5.4 million, or $0.30 per share in fiscal 2016. Excluding the impact of $0.8 million of restructuring charges recorded during fiscal 2017, the Company’s net income for fiscal 2017 was $5.7 million, or $0.32 per share, compared to a net income of $3.0 million or $0.17 per share for fiscal 2016 after excluding the $0.8 million restructuring charges and the $3.2 million of gain on sale of assets.

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We do not include our non-retail store sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated on a constant-exchange rate basis (see “Non-GAAP measures”) which eliminates the positive and negative effects that result from translating Canadian sales into U.S. dollars due to the strengthening or weakening of the Canadian dollar in comparison to the U.S. dollar. Comparable store sales measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods. We believe that this measure provides meaningful information on our performance and operating results. However, readers should know that this financial metric has no standardized meaning and may not be comparable to similar measures presented by other companies.

The percentage increase in comparable store sales for the periods presented below is as follows:

	Fiscal Year Ended
	March 25, 2017	March 26, 2016	March 28, 2015

Canada	(8)%	6%	12%
U.S.	9%	1%	19%

Total	1%	3%	16%

The comparable store sales increase of 1% reflects an 8% comparable store sale decrease in Canada and a 9% comparable store sales increase in the U.S. The increase in comparable store sales during fiscal 2017 was primarily related to increases in our average retail sale transaction, transaction volume and conversion rates in the U.S, partially offset by a decrease in traffic and transaction volume in Canada. In fiscal 2016, and fiscal 2015, the increase in comparable store sales was primarily related to an increase in our average retail sale transaction in both the U.S. and Canada.

The increase in comparable store sales in the U.S was primarily related to a higher average sale transaction driven by higher timepiece sales reflecting the success of our strategy to introduce new watch brands while expanding our offering of select watch and fine jewelry brands. The Birks-branded line of jewelry also saw a successful performance in Mayors stores during the year. The decrease in comparable store sales in Canada was primarily driven by a significant decrease in traffic and decreased discretionary spending, partially related to difficult economic conditions in Western Canada and decreased spending by certain affluent tourists due to foreign imposed restrictions on the movement of funds out of their home country.

Results of Operations

The following is a discussion of factors affecting our results of operations for fiscal 2017 and fiscal 2016. This discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

Fiscal 2017 Compared to Fiscal 2016

The following table sets forth, for fiscal 2017 and fiscal 2016, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 25, 2017	March 26, 2016
	(In thousands)
Net sales	$286,921	$285,826
Cost of sales	178,487	176,439

Gross profit	108,434	109,387

Selling, general and administrative expenses	94,226	91,125
Restructuring charges	842	754
Depreciation and amortization	5,034	5,229
Gain on sale of assets	—	(3,229)

Total operating expenses	100,102	93,879

Operating income	8,332	15,508
Interest and other financing costs	8,681	10,020

Income (loss) before income taxes	(349)	5,488
Income tax (recovery) expense	(5,277)	50

Net income (loss)	$4,928	$5,438

Net Sales

	Fiscal Year Ended
	March 25, 2017	March 26, 2016
	(In thousands)

Net sales – Retail	$283,807	$281,940
Net sales – Other	3,114	3,886

Total Net Sales	$286,921	$285,826

Net Sales. Net sales for fiscal 2017 were $286.9 million compared to $285.8 million for fiscal 2016, which is an increase of $1.1 million, or 0.4%, as compared to fiscal 2016. Net retail sales were $4.5 million higher than last year on a constant currency basis (see “Non-GAAP measures”) after excluding the $2.6 million of lower sales due to the translation of the Company’s Canadian sales into U.S. dollars with a weaker Canadian dollar due to a comparable store sales increase of 1%. The decrease in Net Sales – Other of $0.7 million related primarily to a decrease in corporate sales (division sold in fiscal 2016) of $0.9 million, partially offset by $0.2 million of higher e-commerce and wholesale sales.

Gross Profit

	Fiscal Year Ended
	March 25, 2017	March 26, 2016
	(In thousands)

Gross Profit – Retail	$108,487	$110,023
Gross Profit – Other	(53)	(636)

Total Gross Profit	$108,434	$109,387

Gross Profit. Gross profit for fiscal 2017 was $108.4 million, or 37.8% of net sales, as compared to $109.4 million, or 38.3% of net sales, in fiscal 2016. Gross profit was $0.6 million lower than last year on a constant currency basis(see “Non-GAAP measures”) after excluding the $0.4 million of lower gross profit due to the translation of the Company’s Canadian gross profit into U.S. dollars with a weaker Canadian dollar. The reduction of 50 basis points in gross margin percentage is mainly due to the product sales mix and the impact of foreign exchange.

Selling, General and Administrative Expenses. SG&A expenses were $94.2 million, or 32.8% of net sales, in fiscal 2017 compared to $91.1 million, or 31.9% of net sales, in fiscal 2016. The increase is mainly due to additional direct variable costs driven by higher U.S sales and due to the increased use of in-house credit plans that attracted new customers during fiscal 2017, partially offset by the efficiencies that resulted from the operational restructuring plan that was initiated in fiscal 2015.

Restructuring Charges. During fiscal 2017, we incurred $0.8 million of restructuring charges associated with the second phase of our operational restructuring plan launched in fiscal 2015, compared to $0.8 million in fiscal 2016 as part of the first phase of the restructuring plan. In July 2014, we provided to our senior secured lenders and announced an operational restructuring plan to reduce corporate overhead costs, improve profitability and drive efficiency within the organization. The restructuring plan included consolidating most of our corporate administrative workforce from our regional office in Tamarac, Florida to our Montreal corporate head office as well as the outsourcing of a portion of our jewelry manufacturing and other corporate head office staff reductions. In February 2017, we began the second phase of the operational restructuring plan, incurring restructuring charges of approximately $0.8 million in fiscal 2017 primarily associated with severance, as we eliminated certain corporate administrative positions to further increase efficiency.

Depreciation and Amortization. Depreciation and amortization expense during fiscal 2017 was $5.0 million compared to $5.2 million during fiscal 2016.

Interest and Other Financing Costs. Interest and financing costs in fiscal 2017 were $8.7 million compared to $10.0 million in fiscal 2016. In fiscal 2017 the Company recorded debt amendment charges of $0.1 million related to legal costs as a result of the Company’s amendments to its senior secured term loan and senior secured revolving credit facility in December 2016.

Income Tax Recovery. In fiscal 2017 the Company recorded an income tax recovery of $5.3 million, as compared to income tax expense of $50,000 in fiscal 2016. In fiscal 2017, the Company determined that there is sufficient positive evidence to conclude that it is more likely than not that deferred taxes of $5.3 million are realizable in the foreseeable future (1 to 3 years). The relatively low amount of tax expense in fiscal 2016 is due to the utilization of unrecognized losses carryforward, and relates solely to alternative minimum tax expense from U.S. operations.

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

Net Sales. Net sales for fiscal 2016 were $285.8 million compared to $301.6 million for fiscal 2015, which is a decrease of $15.8 million, or 5.2%, as compared to fiscal 2015. Net retail sales were $8.4 million higher than last year on a constant currency basis(see “Non-GAAP measures”) after excluding the $19.6 million of lower sales due to the translating of the Company’s Canadian sales into U.S. dollars with a weaker Canadian dollar due to a comparable store sales increase of 3%, and $6.4 million in higher sales at two new stores and two stores temporarily closed for relocation in fiscal 2015, partially offset by $7.3 million of lower sales related to the closure of six unprofitable stores in the past two years and the temporary closure of one store for relocation in fiscal 2016. The decrease in Net Sales – Other of $4.6 million related primarily to the disposal of the corporate sales division during fiscal 2016 and to $0.7 million of lower sales due to the translation of non-retail Canadian sales into U.S. dollars with a weaker Canadian dollar.

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

Gross Profit. Gross profit for fiscal 2016 was $109.4 million, or 38.3% of net sales, as compared to $117.8 million, or 39.1% of net sales, in fiscal 2015. Gross profit was in line with last year on a constant currency basis (see “Non-GAAP measures”), after excluding the $8.3 million of lower gross profit due to the translation of the Company’s Canadian gross profit into U.S. dollars with a weaker Canadian dollar. The 80 basis point decrease in gross margin was primarily attributable to a decrease in retail gross margin associated with product sales mix and the impact of foreign exchange.

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

NON-GAAP MEASURES

The Company reports information in accordance with U.S Generally Accepted Accounting Principles (“U.S GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to investors and other external stakeholders to provide them with useful complimentary information which will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies.

Constant currency basis

The Company evaluates its sales performance using non-GAAP measures which eliminates the foreign exchange effects of translating net sales, comparable store sales and gross profit made in Canadian dollars to U.S dollars (constant currency basis or constant exchange rate basis). Net sales, comparable store sales, gross profit and expenses on a constant exchange rate basis are calculated by taking the current period’s sales, gross profit and expenses in local currency and translating them into U.S dollars using the prior period’s foreign exchange rates. The Company believes that such measures provide useful supplemental information with which to assess the Company’s performance relative to the corresponding period in the prior year. The following tables reconcile the net sales, comparable store sales and gross profit increases (decreases) from GAAP to non-GAAP versus the previous year:

Constant Exchange Rate Basis Reconciliation	Fiscal 2017 vs. Fiscal 2016			Fiscal 2016 vs. Fiscal 2015
	GAAP	Translation Effect	Constant Exchange Rate Basis	GAAP	Translation Effect	Constant Exchange Rate Basis
Net Sales (in $ 000’s)

Net sales - Retail	1,867	(2,619)	4,486	(11,206)	(19,606)	8,400
Net sales - Other	(772)	146	(918)	(4,605)	(556)	(4,049)

Total Net Sales	1,095	(2,473)	3,568	(15,811)	(20,162)	4,351

Gross Profit (in $ 000’s)

Total Gross Profit	(953)	(383)	(570)	(8,418)	(8,349)	(69)

Constant Exchange Rate Basis Reconciliation	Fiscal 2017 vs. Fiscal 2016
	Comparable Store Sales	Translation Effect	Comparable Store Sales on a Constant Exchange Rate Basis
Comparable Store Sales (in %)

Canada	-8%	0%	-8%
U.S	9%	0%	9%

Total	1%	0%	1%

	Fiscal 2016 vs. Fiscal 2015
	Comparable Store Sales	Translation Effect	Comparable Store Sales on a Constant Exchange Rate Basis
Comparable Store Sales (in %)

Canada	-8%	-14%	6%
U.S	1%	0%	1%

Total	-4%	-7%	3%

	Fiscal 2015 vs. Fiscal 2014
	Comparable Store Sales	Translation Effect	Comparable Store Sales on a Constant Exchange Rate Basis
Comparable Store Sales (in %)

Canada	-8%	-20%	12%
U.S	19%	0%	19%

Total	1%	-15%	16%

Adjusted operating expenses and adjusted operating income

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans, a non-recurring gain on disposal of the corporate sales division and impairment losses. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior year and can result in a more meaningful comparison of the Company’s performance between the periods presented. The table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures calculated with GAAP.

Reconciliation of non-GAAP measures	Year ended March 25, 2017
($‘000)	GAAP	Restructuring costs (a)	One-time gain (b)	Impairment loss (c)	Non- GAAP

Operating expenses	100,102	(842)	—	—	99,260
as a % of net sales	34.9%				34.6%

Operating income	8,332	842	—	—	9,174
as a % of net sales	2.9%				3.2%

Reconciliation of non-GAAP measures	Year ended March 26, 2016
($‘000)	GAAP	Restructuring costs (a)	One-time gain (b)	Impairment loss (c)	Non- GAAP

Operating expenses	93,879	(754)	3,229	—	96,354
as a % of net sales	32.8%				33.7%

Operating income	15,508	754	(3,229)	—	13,033
as a % of net sales	5.4%				4.6%

Reconciliation of non-GAAP measures	Year ended March 28, 2015
($‘000)	GAAP	Restructuring costs (a)	One-time gain (b)	Impairment loss (c)	Non- GAAP

Operating expenses	112,509	(2,604)	—	(238)	109,667
as a % of net sales	37.3%				36.4%

Operating income	5,296	2,604	—	238	8,138
as a % of net sales	1.8%				2.7%

(a)	Expenses associated with the Company’s operational restructuring plan
(b)	Non-recurring gain on disposal of assets resulting from the Company’s sale of its corporate sales division in fiscal 2016
(c)	Non-recurring loss associated with the decision to abandon a software project and a Birks retail shop-in-shop in fiscal 2015

Sale of Assets

On August 4, 2015, the Company sold the assets of its corporate sales division to Rideau for proceeds of $4.3 million. The disposal is consistent with the Company’s long-term strategy to concentrate on its retail operations and develop its Birks product brand through its current retail network, as well as internationally through other channels, and to concentrate the Company’s resources and efforts on its core activities. On August 4, 2015, the carrying amount of the major classes of assets that were sold was comprised primarily of inventory of $0.8 million, resulting in a gain on disposal of assets in the amount of approximately $3.2 million. Furthermore, as part of the agreement, the Company will supply Rideau, with Birks-branded time pieces and jewelry and will receive ongoing royalty payments from Rideau, related to future sales of all Birks-branded products. Rideau has agreed to purchase a minimum aggregate amount of CAD $4.5 million (approximately $3.4 million in U.S dollars) of Birks-branded products for the first three years, and CAD $2.0 million (approximately $1.5 million in U.S dollars) per year for each contract year thereafter for a period of 7 years.

Liquidity and Capital Resources

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependent upon our ability to maintain positive excess availability under our senior secured revolving credit facility. As of March 25, 2017, we had approximately $70.4 million outstanding on our $110 million senior secured revolving credit facility. Our excess borrowing capacity, which was above $6.0 million throughout fiscal 2017 (and above $8.0 million prior to the execution of the December 2016 amendment to the terms of the senior secured revolving credit facility and senior secured term loan), was $14.6 million as of March 25, 2017 and $16.2 million as of March 26, 2016. Our senior secured revolving credit facility along with our senior secured term loan are used to finance working capital, finance capital expenditures, provide liquidity to fund our day-to-day operations and for other general corporate purposes. The terms of our senior secured credit facilities require us to maintain positive excess availability at all times.

In December 2016, the Company executed an amendment to the terms of its $110.0 million senior secured revolving credit facility to extend the maturity from August 22, 2017 to the earlier to occur of (a) December 21, 2021 or (b) the date that is 91 days prior to the maturity date then in effect with respect to the senior secured term loan debt. The Company also executed an amendment to the terms of its senior secured term loan to extend the maturity from August 22, 2018 to May 21, 2021 and to reduce the senior secured term loan amount from $33.0 million to $28.0 million, with the $5.0 million reduction in the senior secured term loan borrowed under the senior secured revolving credit facility. In addition, as part of the amendments to the senior secured revolving credit facility and the senior secured term loan, the minimum excess availability levels required to be maintained by the Company were reduced from $8.0 million under the current agreements to $6.0 million. The amendments to the senior secured revolving credit facility and the senior secured term loan also include a reduction to the minimum adjusted EBITDA levels and reduce the seasonal availability blocks imposed from December 20th to January 20th of each year from $12.5 million to $11.5 million and from January 21st to February 10th from $5.0 million to $4.0 million. Failure to meet the minimum adjusted EBITDA covenant in the event that availability falls below $6.0 million for any five consecutive business days is considered an event of default under the amended agreements, that could result in the outstanding balances borrowed under the Company’s senior secured term loan and senior secured revolving credit facility becoming due immediately, which would result in cross defaults on the Company’s other borrowings.

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

There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility administrative agent may impose at its reasonable discretion. No discretionary reserves were imposed during fiscal 2017 and fiscal 2016 by the Company’s senior secured revolving credit facility administrative agent. While the Company’s senior secured revolving credit facility lenders or their administrative agent have not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory is periodically assessed by its senior secured lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased. Another factor impacting the Company’s excess availability includes, among other things, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. As of March 25, 2017, every 100 basis point strengthening or weakening of the Canadian versus the U.S. dollar would cause an approximately $41,000 increase or decrease, respectively, in the amount of excess availability. The Company met its excess availability requirement as of March 25, 2017 and as of the date of filing of this Form 20-F.

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

Senior Secured Facilities

Borrowings under our senior secured revolving credit facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 25, 2017	March 26, 2016
	(In thousands)

Senior secured revolving credit facility availability	$85,018	$79,429
Amount borrowed at year end	$70,434	$63,209

Excess borrowing capacity at year end	$14,584	$16,220

Average outstanding balance during the year	$71,750	$68,205
Average excess borrowing capacity during the year	$13,683	$13,351
Maximum borrowing outstanding during the year	$83,615	$78,137
Minimum excess borrowing capacity during the year	$6,174	$8,586
Weighted average interest rate for year	3.2%	3.2%

Investissement Québec

The Company has term loans outstanding in the aggregate amount of $4.0 million (CAD$5.3 million) at March 25, 2017 with Investissement Québec.

In November 2015, the Company amended the monthly capital requirements amounts of all term loans with Investissement Québec in order to reduce its short-term capital requirements. The impact of the amendment on the first twelve months following the effective date of the amendment translated to a reduction of CAD$2 million (approximately $1.5 million in U.S. dollars) of the monthly capital requirements. This amendment was agreed to by the senior secured lenders.

As of March 25, 2017, the Company had the following loans with Investissement Québec:

•

CAD$2.0 million ($1.5 million in U.S. dollars) secured term loan of which CAD$1.4 million ($1.1 million in U.S dollars) remained outstanding, bearing interest at a rate of Canadian prime plus 10% per annum, which equated to 12.7% at March 25, 2017 and is repayable in 48 equal monthly payments of CAD$41,667 ($31,157 in U.S dollars) beginning in August 2015.

•

CAD$5.0 million ($3.7 million in U.S. dollars) secured term loan of which CAD$2.9 million ($2.1 million in U.S. dollars) remained outstanding, bearing interest at a rate of Canadian prime plus 7.0% per annum, which equated to 9.7% at March 25, 2017 and is repayable in 60 equal monthly payments of CAD$83,333 ($62, 314 in U.S. dollars) beginning in October 2014.

•

CAD$10.0 million ($7.5 million in U.S. dollars) secured term loan from of which CAD$1.0 million ($0.8 million in U.S. dollars) remained outstanding, bearing interest at a rate of Canadian prime plus 5.5% per annum, which equated to 8.2% at March 25, 2017 and is repayable in 36 equal monthly payments of CAD$208,333 ($155,786 in U.S. dollars) beginning in April 2013. In June 2014 we were granted a one year moratorium on the monthly capital repayment amount of CAD$208,333 ($155,786 in U.S. dollars). Subsequent to the twelve month moratorium, the monthly capital repayment amount of CAD$208,333 ($155,786 in U.S. dollars) commenced resulting in the repayment term being extended by twelve months.

The term loans with Investissement Québec require the Company on an annual basis to have a working capital ratio of at least 1.15. The Company was in compliance with the working capital ratio as of March 25, 2017.

Up until October 28, 2016, Investissement Quebec also required the Company to maintain an adjusted long-term debt to adjusted net assets ratio below 2.5, at which date Investisssment Quebec removed this covenant. The Company is not required to calculate this ratio for fiscal 2017. For each of fiscal 2016 and fiscal 2015, the Company received a waiver of default from Investissement Québec, once it determined that it would not be able to meet the adjusted long-term debt to adjusted net asset ratio levels required in the loans.

Capital Leases and Other Financing

In April 2016, we received capital lease funding of $0.5 million for telephone equipment located within our Canadian and U.S. operations. The lease financing is secured by the equipment and is repayable over 60 months at an annual interest rate of 3.6%.

As of March 25, 2017, we also had a balance of $1.5 million outstanding from an original $5.0 million cash advance from our controlling shareholder, Montrovest. This advance is payable upon demand by Montrovest once conditions stipulated in our senior credit facilities permit such a payment. Commensurate with the amendment of our senior credit facilities, in June 2011, we amended the terms of the $5.0 million cash advance, reducing the annual interest rate from 16%, net of any withholding taxes, representing an effective interest of 17.8% to 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%. In addition, the amended terms (i) eliminated the 7% fee required to be paid to Montrovest upon conversion of the advance into a convertible debenture or Class A voting shares, (ii) eliminated the convertibility of the cash advance into a convertible debenture or Class A voting share in the event of a private placement and (iii) required a one-time payment of a closing fee of $75,000. In August 2012, a partial repayment of $3.5 million was made on these cash advances as a result of the proceeds from a stock rights offering that we undertook in 2012.

The Company entered into a financing agreement effective May 11, 2017 with a new lender for a credit facility of up to $4.75 million of lease financing relating to certain equipment consisting of furniture, fixtures, and computer systems. As of the date of the issuance of these financial statements, the Company had borrowed approximately $2.2 million against this facility.

Cash Flows from Operating, Investing and Financing Activities

The following table summarizes cash flows from operating, investing and financing activities:

(in thousands)	Fiscal 2017	Fiscal 2016	Fiscal 2015
Net cash provided by (used in):
Operating activities	$7,262	$4,704	$10,600
Investing activities	(5,072)	(2,441)	(6,325)
Financing activities	(2,587)	(2,102)	(4,057)
Effect of changes in exchange rate on cash and cash equivalents	(3)	(173)	(190)

Net increase (decrease) in cash and cash equivalents	$(400)	$(12)	$28

Net cash provided by operating activities was $7.3 million in fiscal 2017 as compared to $4.7 million in fiscal 2016. The $2.6 million increase in cash flows related to operating activities was primarily the result of an $11.9 million decrease in the level of inventory growth in fiscal 2017 compared to fiscal 2016 as well as the impact of the non-cash gain on sale of assets of $3.2 million recorded in fiscal 2016, partially offset by a decrease in net income of $0.5 million in fiscal 2017 compared to fiscal 2016, an increase in deferred tax assets in the U.S of $5.3 million in fiscal 2017 as compared to fiscal 2016, and a decrease of $5.2 million in the level of growth of liabilities in fiscal 2017 as compared to fiscal 2016. Inventories totaled $132.1 million at March 25, 2017, as compared to $137.8 million at March 26, 2016, a decrease of $5.7 million or 4.1%. Excluding the impact of $0.5 million of lower inventory due to translating the inventory of our Canadian operations to U.S. dollars with a relatively weaker Canadian dollar, inventory levels decreased by $5.3 million compared to prior year end. Accounts payable were $46.6 million at March 25, 2017 as compared to $46.7 million at March 26, 2016, a decrease of $0.1 million. Excluding the impact of $0.1 million of lower accounts payable due to translating the accounts payable of our Canadian operations to U.S. dollars with a relatively weaker Canadian dollar, accounts payable grew by $0.1 million.

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

During fiscal 2017, net cash used in investing activities was $5.1 million compared to $2.4 million used during fiscal 2016. The $2.7 million increase in net cash used in investing activities is primarily attributable to net proceeds of $4.1 million received related to the disposal of corporate sales division assets in fiscal 2016 offset by a decrease in capital expenditures over the prior fiscal year of $1.4 million.

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

Net cash used in financing activities was $2.6 million in fiscal 2017, as compared to $2.1 million during fiscal 2016. The $0.5 million variance in cash flows related to financing activities was primarily due to the Company’s increased bank indebtedness in fiscal 2017 which was offset by paying off other long-term debt amounts.

Net cash used in financing activities was $2.1 million in fiscal 2016, as compared to $4.1 million during fiscal 2015. The $2.0 million variance in cash flows related to financing activities was primarily due to a lower overall reduction in the level of long-term debt compared to the prior year of $8.3 million, partially offset by higher overall increase in the level of indebtedness of $7.7 million driven by the repayment of a $5.0 million tranche of the senior secured term loan, borrowed under the senior secured revolving credit facility. Overall debt levels have decreased by $9.2 million driven by the early termination of the Montreal building capital lease.

The following table details capital expenditures in fiscal 2017, 2016, and 2015:

	Fiscal Year Ended
	March 25, 2017	March 26, 2016	March 28, 2015
	(In thousands)

New stores and renovations	$1,927	$3,947	$3,980
Electronic equipment, computer hardware and software	2,393	997	766
Furniture and fixtures	767	1,833	1,301
Manufacturing equipment	4	16	19
Other	—	201	3

Total capital expenditures (1)	$5,091	$6,994	$6,069

(1)	Includes capital expenditures financed by capital leases of $376,000 in fiscal 2017, $43,000 in fiscal 2016, and $1.0 million in fiscal 2015 as well as capital expenditures included in accounts payable as of the end of the fiscal year.

Capital expenditures for fiscal 2018 are projected to be approximately $11.9 million and are expected to be used primarily for store remodeling and store relocations associated with lease renewals, the move of our Canadian and US corporate offices as well as the implementation of our new ERP system. The amount of planned capital expenditures for fiscal 2018 is higher than the amount spent in fiscal 2017. Approximately 15% of the company’s store leases are renewable within the next two years and we are currently in discussions with a number of landlords with respect to renewing at existing locations and/or moving to new locations, and such lease renewals or new leases may require capital expenditures. The capital expenditures related to retail store locations in both Canada and the U.S. are estimated to be approximately $13.9 million over the next two years to remodel, relocate or open new stores. Of the $13.9 million, we estimate that $8.1 million will be spent in fiscal 2018 leaving the balance to fiscal 2019. The availability of financing will impact our ability to renew leases or enter into new ones, which can in turn, impact the number of retail locations we operate and the level of sales we generate in the future.

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

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months. If the Company does not maintain positive excess availability under its senior secured revolving credit facilities and the lenders exercise their right to demand repayment of balances owed under these credit facilities, the Company may be unable to obtain additional financing. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

Research and development, patents and licenses, etc.

None.

Trend Information

During fiscal 2017, we were faced with several challenges such as declining traffic throughout Canada across the retail industry, a depressed bridal market throughout Canada caused by increased competition in the industry, an economic slowdown in Western Canada driven primarily by weak oil prices and the impact of the Fort McMurray fires, and a significant reduction in luxury spending by certain affluent tourists within our customer base. Increased competition for space in Canada continued to put pressure on occupancy costs and space retention for key locations. Third party brands continue to follow through on opening their own stores and closing distribution in select retail centers and lowering the margins that are earned by retailers impacting our gross margin levels. The continuing weakening of the Canadian dollar in comparison to the U.S. dollar, continued to increase costs of merchandise purchased in U.S. dollars by the Canadian operations and reduced the impact of the Canadian operations when translated to U.S. dollars for financial reporting purposes.

We continue to pursue our strategy to develop the Birks product brand and in fiscal 2017, we launched several new collections under the Birks brand. In addition, we continued to pursue our strategies to enhance our customers’ in-store experience which included the remodeling of one Birks store in Canada to provide our clients with an engaging buying experience. The extent of our continuing investment in transforming our stores will be dependent upon our ability to raise additional capital to fund such a roll out and expansion.

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

Off-balance sheet arrangements

From time to time, we guarantee a portion of our private label credit card sales to our credit card vendor. As of March 25, 2017 and March 26, 2016, the amount guaranteed under such arrangements was approximately $8.4 million and $9.3 million, respectively. The bad debt experienced under these guarantees has not been material. See Note 14(b) to the consolidated financial statements included in this Annual Report on Form 20-F for additional discussion. We had no other off-balance sheet arrangements as of March 25, 2017 other than our operating lease commitments as detailed below and in Note 13 to our consolidated financial statements.

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of March 25, 2017 and the periods in which payments are due:

	Payments due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands)
Contractual Obligations
Debt maturities(1)	$102,867	$2,218	$99,149	$—	$1,500
Capital lease obligations	902	555	282	65	—
Interest on debt(2)	10,260	3,254	5,282	1,559	165
Operating lease obligations(3)	111,278	14,924	28,736	24,819	42,799

Total(4)	$225,307	$20,951	$133,449	$26,443	$44,464

(1)	Includes bank indebtedness in the 1-3 year category to reflect the current expiration date of the line of credit.
(2)

Excludes interest payments on amounts outstanding under our senior secured revolving credit facility as the outstanding amounts fluctuate based on our working capital needs. Interest expense on variable rate debts was calculated assuming the rates in effect at March 25, 2017.

(3)

The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which we are obligated. CAM charges were $3,659,000 in fiscal 2017, $3,643,000 in fiscal 2016, and $3,728,000 in fiscal 2015.

(4)	In addition to the above and as of March 25, 2017, we had $0.9 million of outstanding letters of credit.

Leases

We lease all of our retail locations under operating leases. Additionally, we have operating leases for certain equipment.

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

Going concern assumption

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months. Our financial statements have been prepared on a going concern basis which assumes that we will continue our operations for the foreseeable future and be able to realize our assets and discharge our liabilities and commitments in the normal course of business. In evaluating our ability to continue as a going concern, we are required to determine whether we have the ability to fund our operations and meet our cash flow requirements. This evaluation requires us to estimate and forecast our cash flows for at least the next twelve months from the filing date to determine whether we have sufficient availability under our senior secured revolving credit facility. Significant estimates that have the greatest impact on our analysis include our estimate of sales, gross margins and expenses, estimates of collateral values performed by our lenders throughout the year which could increase or decrease our availability under our senior secured revolving credit facility, timing of inventory acquisitions, vendor terms and payments, and interest rate and foreign exchange rate assumptions. Further, we have also made judgments on whether any reserves would be imposed by our senior secured credit facilities lenders. As part of our analysis, we also evaluated our ability to achieve minimum adjusted EBITDA levels (calculated on a twelve-month rolling basis as defined in the agreement) required by our senior secured term loan if and only if, for any five consecutive business days, our availability under our revolving line of credit falls below $6.0 million. Failure to meet the minimum adjusted EBITDA levels if our availability is below $6.0 million for any five consecutive business days, is considered an event of default that could result in the outstanding balances borrowed under our senior secured term loan and senior secured revolving credit facility becoming due immediately, which would result in cross defaults on the Company’s other borrowings. Significant variances from our assumptions used in preparing our going concern analysis could significantly impact our ability to meet our projected cash flows or if our senior secured lenders impose additional restrictions on our ability to borrow on our collateral or if we do not maintain positive excess availability under our senior secured credit facilities which is an event of default and the lenders have the right to demand repayment of balances owed under these credit facilities thus impacting our ability to meet our operations and cash flow requirements required to continue as a going concern.

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

Allowance for inventory shrink and slow moving inventory

The allowance for inventory shrink is estimated for the period from the last physical inventory date to the end of the reporting period on a store by store basis and at our distribution centers. The shrink rate from the most recent physical inventory, in combination with historical experience, is the basis for providing a shrink allowance.

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

Impairment of long-lived assets

We periodically review the estimated useful lives of our depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, we review our long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition is less than its carrying value. Measurement of an impairment loss for such long-lived assets is based on the difference between the carrying value and the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. During fiscal 2017 and 2016, we did not recognize any long-lived asset impairment charges in our consolidated financial statements.

Income tax assets

Management judgment is required in determining the valuation allowance recorded against deferred tax assets and we record valuation allowances when we determine that it is more-likely-than-not that such deferred tax assets will not be realized in the future. We determined that the criteria for recognition of a portion of these assets was met at the reporting date. We have recorded a $53.3 million valuation allowance against the net value of deferred tax assets of $58.6 million as of March 25, 2017 (see Note 10(a) to the consolidated financial statements). This valuation allowance could be reduced in the future based on sufficient evidence indicating that it is more likely than not that an additional portion of our deferred tax assets will be realized. Additionally, foreign and domestic tax authorities periodically audit our income tax returns. These audits often examine and test the factual and legal basis for positions we have taken in our tax filings with respect to our tax liabilities, including the timing and amount of deductions and the allocation of income among various tax jurisdictions (“tax filing positions”). We believe that our tax filing positions are reasonable and legally supportable. However, in specific cases, various tax authorities may take a contrary position. In evaluating the exposures associated with our various tax filing positions, we record reserves using a more-likely-than-not recognition threshold for income tax positions taken or expected to be taken. Earnings could be affected to the extent we prevail in matters for which reserves have been established or we are required to pay amounts in excess of established reserves.

Inflation

The impact of inflation on our operations has not been significant to date.

Recent Accounting Pronouncements

See Note 2 (s) and 2 (t) to the consolidated financial statements included in this Form 20-F.

Safe Harbor

See section entitled “Forward-Looking Information” at the beginning of this Annual Report on Form 20-F.

Item 6.	Directors, Senior Management and Employees

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our executive officers and directors, and their respective ages and positions as of May 31, 2017:

Name	Age	Position

Niccolò Rossi di Montelera	44	Executive Chairman of the Board & Director
Jean-Christophe Bédos	52	President, Chief Executive Officer & Director
Emily Berlin	70	Director
Davide Barberis Canonico	51	Director
Shirley A. Dawe	70	Director
Frank Di Tomaso	70	Director
Louis L. Roquet	74	Director
Joseph F.X Zahra	61	Director
Albert J. Rahm, II	63	Executive Vice President, Retail Store Operations
Carlo Coda Nunziante	53	Vice President, Strategy
Pat Di Lillo	55	Vice President, Chief Financial & Administrative Officer
Eva Hartling	36	Vice President, Birks Brand & Chief Marketing Officer
Miranda Melfi	53	Vice President, Legal Affairs & Corporate Secretary
Hélène Messier	57	Vice President & Chief Talent Officer
Marco Pasteris	56	Vice President, Business Development & Support

Directors

Niccolò Rossi di Montelera, age 44, was elected to the Company’s Board of Directors on September 23, 2010 and has served as Vice-Chairman of the Company’s Board of Directors from June 2015 until being appointed Executive Chairman of the Board effective January 1, 2017. Mr. Rossi di Montelera’s term as a director of Birks Group expires in 2017. Mr. Rossi di Montelera was a consultant for Gestofi from August 2009 until December 31, 2016 and provided consulting services to the Company in the areas of new product and brand development in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002, he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of Directors of Montrovest until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, who was the Company’s Chairman of the Board until December 31, 2016, and is the brother-in-law of Mr. Carlo Coda-Nunziante who is the Company’s Vice President, Strategy.

Jean-Christophe Bédos, age 52, was appointed to the Company’s Board of Directors on April 19, 2012. He was the Company’s Chief Operating Officer from January 2012 to March 2012 and became the Company’s President and Chief Executive Officer on April 1, 2012. He became a director of Birks Group on April 19, 2012 and his term as a director expires in 2017. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweler Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewelry industry at Cartier in 1988.

Emily Berlin, age 70, has been a member of the Company’s Board of Directors since November 2005. Ms. Berlin’s term as a director of Birks Group expires in 2017. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005. She was a Senior Managing Director of Helm Holdings International from 2001 until December 2012, which was a member of a diversified privately owned group of companies operating principally in Central and South America where she focused principally on the banking and energy sectors. Since January 2013, Ms. Berlin has been a strategic consultant to SoEnergy International Inc., an affiliate of Helm Holdings International, operating in the energy sector. From 1974 to 2000, she was a member of the law firm Shearman & Sterling, becoming a partner in 1981.

Davide Barberis Canonico, age 51, was elected to the Company’s Board of Directors in September 2013. Mr. Canonico’s term as a director of Birks Group expires in 2017. He was a member of the board of directors of Mayors since November 2005. Since January 1, 2016, Mr. Canonico has been the Chief Executive Officer of Autofil Yarn Ltd., a company in the textile industry supplying yarn to the automotive industry with manufacturing facilities in the United Kingdom and Bulgaria and was the Group Strategy Director from June 2015 to December 2015. From 1998 to March 2016, he was President and Chief Executive Officer of Manifattura di Ponzone S.p.A., an Italian family-owned company in the textile industry. From 2001 to 2015, he was also a member of the board of Sinterama S.p.A., a company in the textile industry with manufacturing facilities worldwide. He is a member of the Supervisory Board of Montrovest B.V.

Shirley A. Dawe, age 70, has been a member of the Company’s Board of Directors since 1999. Ms. Dawe’s term as a director of Birks Group expires in 2017. She is also a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management advisory company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the board of directors of numerous public and private companies in Canada and the U.S.

Frank Di Tomaso, age 70, was elected to the Company’s Board of Directors in September 2014. Mr. Di Tomaso’s term as a director of Birks Group expires in 2017. Mr. Di Tomaso is a corporate director. He has been a Chartered Professional Accountant since 1972. He was an audit and advisory partner at Raymond Chabot Grant Thornton LLP from 1981 to 2012 where he held the position of Managing Partner Audit – Public Companies until he retired in 2012. Mr. Di Tomaso also has been and currently is a member of a number of other public company corporate boards, namely Intertape Polymer Group Inc. and ADF Group Inc.

Louis L. Roquet, age 74, was appointed to the Company’s Board of Directors on May 11, 2016. Mr. Roquet’s term as a director of Birks Group expires in 2017. Mr. Roquet was previously a member of the Company’s Board of Directors from August 2007 to July 2014 before being appointed by the Québec Government to the position of Chairman of the Board of Investissement Québec in July 2014 from which he resigned on May 2, 2016. From 2012 to 2014, Mr. Roquet was Managing Director of Cevital Spa, a large Algerian manufacturer of food products. Mr. Roquet has served as General Manager of the City of Montréal from January 2010 to January 2012. From April 2004 to October 2009, he was President and Chief Operating Officer of Desjardins Venture Capital and was responsible for managing Desjardins’ venture capital funds together with those of Capital Régional and Coopératif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. From 2002 to 2004, Mr. Roquet served as President and General Manager of Société des alcools du Québec (“SAQ”), Québec’s Liquor Board. Prior to 2002 he held the title of President and Chief Executive Officer of Investissement Québec, Secretary General of the City of Montréal and General Manager of Montréal Urban Community. He also serves as a director of numerous non-profit organizations.

Joseph F.X. Zahra, age 61, was appointed to the Company’s Board of Directors on November 9, 2016.Mr. Zahra’s term as a director of Birks Group expires in 2017. Mr. Zahra is a founding partner and director of SurgeAdvisory Limited, an advisory firm which focuses on strategy and transformation management, succession planning and boardroom coaching operating in Malta, since January 1, 2017. Prior thereto, he was a founding partner and managing director of MISCO, an independent consulting group operating in Malta, Cyprus and Italy from 1983 to 2016. Mr. Zahra also serves as director of several private, publicly-listed and regulated companies operating in the following industries: financial services (insurance and investment services), oil services, transportation, retail and hospitality. Mr. Zahra is also chairman of the board of directors of Forestals Investments Ltd. and of Multi Risk Ltd. and chairman of the audit committee of Corinthia Palace Hotel Co. Ltd., Medserv plc and member of the audit committee of United Finance plc. He also serves as chairman of the investment committee of Pendergardens Developments plc and of Multi Risk Indemnity Ltd. and is a member of the investment committee of Chasophie Group Limited. Mr. Zahra was director of the Central Bank of Malta from 1992 to 1996 and served as executive chairman of Bank of Valletta Plc from 1998 to 2004, Maltacom Plc in 2003 and Middlesea Insurance Plc from 2010 to 2012. Mr. Zahra was appointed as one of the five international auditors at the Prefettura per gli Affari Economici of the Holy See from 2010 to 2014 and was the president of the economic and administrative reform commission (COSEA) from 2013 to 2014 as well as the vice coordinator of the newly formed Council for the Economy of the Holy See since 2014.

Other Executive Officers

Albert J. Rahm, II, age 63, is our Executive Vice President, Retail Store Operations and has been with Birks Group since April 2007. Prior to joining us, Mr. Rahm was the President of C.D. Peacock, a jewelry retail in Chicago from March 2006 until April 2007 and prior to that he was Vice President, Retail Store Operations for Mayors since 1991 and for Birks since 2005 until March 2006. Prior to joining Mayors in 1991, Mr. Rahm owned and operated three retail jewelry stores for a fourteen-year period in Shreveport, Louisiana.

Carlo Coda Nunziante, age 53, is our Vice President, Strategy and has been with Birks Group since November 18, 2002. Prior to joining the Company, Mr. Coda Nunziante was, from 1999 to 2002, a Senior Manager at A.T. Kearney, a leading global full-service management consulting firm with offices in more than 40 countries. Prior thereto, from 1994 to 1998, Mr. Coda Nunziante was Process Reengineering Manager at Whirlpool Corporation, one of the largest appliance manufacturers in the world. Mr. Coda Nunziante is the son-in-law of Dr. Rossi di Montelera, who was a director and the Chairman of the Board of the Company until December 31, 2016. Mr. Coda Nunziante is also the brother-in-law of Niccolò Rossi di Montelera, a director and Executive Chairman of the Board. Mr. Coda Nunziante is also an advisor to Montrovest and a director of Gestofi.

Pasquale (Pat) Di Lillo, age 55, is our Vice President, Chief Financial and Administrative Officer and has been with Birks Group since January 2015. Prior to joining us, he was Senior Vice President, and Corporate Controller at SNC-Lavalin Group Inc., one of the world’s largest engineering and construction companies from May 2010 to December 2014 and was Vice-President, Taxation from August 2007 to May 2010. From October 1983 to August 2007, he was with KPMG LLP, where he was appointed a partner in 1995.

Eva Hartling, age 36, is our Vice President, Birks Brand and Chief Marketing Officer. She has been with the Company since August 2010. Prior to her current position, she was our Vice President, Marketing and Communications from November 2013 to January 2017. From August 2010 to November 2013, she was Director, Public Relations. Prior to joining Birks Group, Ms. Hartling, from 2009 to 2010, was with Telefilm Canada and held the position of Senior Advisor, External Communications. From 2007 to 2009, Ms. Hartling was Director, External Communications at Rona Inc., a publicly-traded retailer and distributor of hardware, building materials and home renovation products. From 2002 to 2007, she held various positions in public relations.

Miranda Melfi, age 53, is our Vice President, Legal Affairs and Corporate Secretary and has been with Birks Group since April 2006. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

Hélène Messier, age 57, is our Vice President & Chief Talent Officer and has been with Birks since November 2000. Prior to joining Birks, she was Assistant General Manager of the Federation des Producteurs de Lait du Québec (Quebec’s Federation of Milk Producers) from November 1997 to November 2000. From 1982 to 1997, she held various management positions both in operations and human resources with Bell Canada.

Marco Pasteris, age 56, is our Vice President, Business Development and Support and has been with Birks since September 1993 in several capacities including Vice President, Finance and Treasurer. Prior to joining Birks Group, Mr. Pasteris was the representative of the Fata S.p.A. of Pianezza, Italy in Sovitalprodmash, Volsk, Russia (a Fata S.p.A. Joint Venture) from 1991 to 1993. Before joining Sovitalprodmash, Mr. Pasteris was Controller of International Operations at the Gruppo Finanziaro Tessile S.p.A., Torino, Italy, where he spent six years.

COMPENSATION OF DIRECTORS AND OFFICERS

Director Compensation

During fiscal 2017, each director who was not an employee of the Company received an annual fee of $25,000 for serving on our Board of Directors, $1,500 for each Board meeting attended in person and $750 for each Board meeting attended by phone. The chairperson of each of the audit committee, compensation committee and corporate governance and nominating committee received an additional annual fee of $10,000, $8,000 and $5,000, respectively. The members of each of the audit committee, compensation committee and corporate governance and nominating committee received an additional annual fee of $5,000, $4,000 and $2,500, respectively, and the independent member of the executive committee received an additional annual fee of $4,000. The chairperson and any other members of any special independent committee of directors that may be established from time to time is entitled to receive compensation as may be determined by the Board of Directors for his or her service on such committee. Each director who is not an employee of the Company is entitled to receive deferred stock units equal to a value of $20,000 in September 2017 and $25,000 in September 2018 and every September thereafter. In November 2016, the directors received deferred stock units equal to a value of $10,000. In April 2014 and April 2015, 5,000 stock appreciation rights were granted to each non-employee director. In addition, in September 2014, 2,000 stock appreciation rights were granted to a new member of the Company’s Board of Directors. All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

On November 15, 2016, the Company’s Board of Directors approved the payments of €200,000 (approximately $225,000 in U.S dollars) and €50,000 (approximately $56,300 in U.S dollars) to Mr. Niccolò Rossi di Montelera for his role as Executive Chairman of the Board and Chairman of the Executive Committee, respectively, effective January 1, 2017.

Executive Compensation

We are a “foreign private issuer” under U.S. securities laws and not a reporting issuer under Canadian securities laws and are therefore not required to publicly disclose detailed individual information about executive compensation under U.S. securities laws to the extent that we comply with the rules of our home jurisdiction. As such, the executive compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers are detailed in our Management Proxy Circular described below. Under the Canada Business Corporations Act, being the statute under which we were incorporated, we are required to provide certain information on executive compensation. The aggregate compensation paid by us to our nine executive officers in fiscal 2017, including one who left the Company during the year, was approximately $2,131,000 (annual salary).

The summary compensation table regarding our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers and the option/RSU grants and exercise of options/RSU tables in our Management Proxy Circular will be filed on Form 6-K with the SEC in connection with our 2017 Annual Meeting of Shareholders.

Birks Group Incentive Plans

Long-Term Incentive Plan

In 2006, Birks Group adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks Group’s business. As of May 31, 2017, there were 128,000 cash-based stock appreciation rights exercisable by members of the Company’s Board of Directors and outstanding stock options to purchase 650,000 shares of the Company’s Class A voting shares granted to eight members of the Company’s senior management team under the Long-Term Incentive Plan. The stock appreciation rights outstanding as of May 31, 2017, under the Long-Term Incentive Plan, have a weighted average exercise price of $1.33 and the stock options outstanding as of May 31, 2017, under the Long-Term Incentive Plan have a weighted average exercise price of $1.07.

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

The Long-Term Incentive Plan authorized the issuance of 900,000 Class A voting shares, which consisted of authorized but unissued Class A voting shares. The Long-term Incentive Plan expired on February 10, 2016 and no further awards will be granted under this plan. However, this plan will remain effective until the outstanding awards issued thereunder terminate or expire by their terms.

Employee Stock Purchase Plan

In 2006, Birks Group adopted an Employee Stock Purchase Plan (“ESPP”), which was approved in September 2006. The ESPP permits eligible employees, which do not include executives of Birks Group Inc., to purchase our Class A voting shares from Birks Group at 85% of their fair market value through regular payroll deductions. A total of 100,000 shares of our Class A voting shares are reserved for issuance under the ESPP. From its inception until February 2009, a total of, 99,995 Class A voting shares were issued under the ESPP and no additional shares will be issued under this plan.

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

CEO Long-term Cash Incentive Plan

In April 2015, our Board of Directors approved a long-term cash incentive plan for the Chief Executive Officer (“CEO LTCIP”). The intention of the CEO LTCIP is to reward the Chief Executive Officer based on the Company’s performance over three-year cycles, the first of which begins with the fiscal 2016 through fiscal 2018 period. The approval of this three-year cycle is at the discretion of the Board of Directors on recommendation of the Compensation Committee. The CEO LTCIP is structured to fund a pool of dollars based on the successful achievement of earnings before tax (“EBT”) and the level of achievements of three key metrics that can modify the amount achieved based on EBT over three one-year periods. The amount of money funded each year, if earned, is added together at the end of the three-year cycle (with each year comprising 1/3 of the total payout opportunity). Fifty percent (50%) of the final value of the pool following completion of the three year cycle (early fiscal year 2019) is payable at the end of the three year cycle, with the remaining 50% payable one year thereafter (early fiscal 2020) subject to the Chief Executive Officer remaining employed at the time of payout and the payout not causing any default under our senior secured credit facilities. As of March 25, 2017 and March 26, 2016, no amounts were earned under the CEO LTCIP.

Omnibus Long-Term Incentive Plan

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Under the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. A total of 1,000,000 shares of the Company’s Class A voting shares are reserved for issuance under the Omnibus LTIP. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of May 31, 2017, the only awards outstanding under the Omnibus LTIP were 55,944 deferred stock units granted to members of the Company’s Board of Directors, 121,500 restricted stock units granted to eight members of the Company’s senior management team and 218,000 Class A voting shares underlying options granted to eight members of the Company’s senior management team.

Birks Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of our business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of May 31, 2017, there were 6,162 Class A voting shares underlying options granted under the Birks ESOP at a weighted average exercise price of $1.05 per share.

Mayors Equity-Incentive Plans

1991 Stock Option Plan and Long-Term Incentive Plan

The Company has outstanding employee stock options and SARs issued to employees and members of the Board of Directors of Mayors under the 1991 Stock Option Plan (“the 1991 Plan”) and the Long-Term Incentive Plan (the

“Mayor’s LTIP”) approved by the former Board of Directors of Mayors. Under these plans, the option price was required to equal the market price of the stock on the date of the grant or in the case of an individual who owned 10% or more of the common stock of Mayors, the minimum price was to be set at 110% of the market price at the time of issuance. Options granted under these programs generally became exercisable from six months to three years after the date of grant, provided that the individual was continuously employed by Mayors, or in the case of directors, remained on the Board of Directors. All options generally expired no more than ten years after the date of grant. Effective as of November 15, 2005, no further awards will be granted under these plans. However, these plans will remain effective until the outstanding awards issued under the plans terminate or expire by their terms. As of May 31, 2017, there were 627 Class A voting shares underlying awards granted under the 1991 Plan and no outstanding awards under the Mayor’s LTIP, following the Offer to Amend (as described below). The awards outstanding under the 1991 Plan have a weighted average exercise price of $1.05.

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

Our Board of Directors has determined that five of our eight directors (Emily Berlin, Shirley A. Dawe, Frank Di Tomaso, Louis L. Roquet and Joseph F.X Zahra) qualify as independent directors within the meaning of Section 803A of the NYSE MKT Company Guide.

All of the directors on our Compensation, Corporate Governance and Audit committees are independent. We are a “controlled company” (one in which more than 50% of the voting power is held by an individual, a group or another company) within the meaning of the rules of the NYSE MKT. Accordingly, we are not required under the NYSE MKT rules to have a majority of independent directors, a nominating and corporate governance committee and a compensation committee (each of which, under the NYSE MKT rules, would otherwise be required to be comprised entirely of independent directors). Since November 2005, our Board of Directors has been comprised of a majority of independent directors, except for (i) fiscal year 2013 following the appointment of Mr. Bédos, our President and Chief Executive Officer, as an additional director of the Company, during which period our Board of Directors was comprised of 50% independent directors, (ii) part of fiscal year 2015 following the 2014 annual shareholder meeting where four of the Company’s eight directors qualified as independent directors, (iii) part of fiscal year 2016 following the resignation of Mr. Guthrie J. Stewart in December 2015 until the appointment of Mr. Louis L. Roquet in May 2016, and (iv) part of fiscal year 2017 until the appointment of Mr. Joseph F.X. Zahra, during which period our Board of Directors was comprised of a majority of non-independent directors.

Notwithstanding the fact that we qualify for the “controlled company” exemption, we maintain a Corporate Governance and Nominating Committee and a Compensation Committee comprised solely of independent directors.

During fiscal 2017, our Board of Directors held a total of six board of directors meetings and twenty-one committee meetings. During such period, all of the directors attended 100% of the meetings of the Board of Directors.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. During fiscal 2017, our Board of Directors was composed of the four main committees below. The Board of Directors may from time to time also create special committees of the Board as needed.

1. Audit Committee. We have a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. During fiscal 2017, the audit committee held four meetings. During such period, all the members of the Audit Committee attended 100% of these meetings. During fiscal year 2017, the audit committee was comprised of Frank Di Tomaso (Chair), Emily Berlin, Louis L. Roquet (since May 11, 2016) and Joseph F.X. Zahra (since November 15, 2016), each of whom was financially literate and an independent (as defined by the NYSE MKT listing standards and SEC rules), non-employee director of the Company. We have determined that Frank Di Tomaso is an “audit committee financial expert” as this term is defined under SEC rules. Neither the SEC nor the NYSE MKT requires us to designate an “audit committee financial expert”. A copy of the audit committee charter is available on the Company’s website at www.birksgroup.com.

2. Compensation Committee. We have a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of Birks Group. The compensation committee also establishes criteria for goals and objectives for variable compensation, evaluates the performance of the Chief Executive Officer on an annual basis and provides recommendations to the Board of Directors regarding Chief Executive Officer and senior management succession plans. Certain decisions regarding compensation of certain other executive officers are reviewed by the compensation committee. During fiscal 2017, the compensation committee held four meetings and all of the members of the compensation committee attended these meetings during such period. During fiscal 2017, the compensation committee was comprised of Shirley A. Dawe (Chair), Frank Di Tomaso and Louis L. Roquet (since May 11, 2016). Each member of the compensation committee is an independent (as defined by the NYSE MKT listing standards), non-employee director of the Company.

3. Corporate Governance and Nominating Committee. The corporate governance and nominating committee is responsible for overseeing all aspects of our corporate governance policies. The corporate governance and nominating committee is also responsible for the oversight and review of all related party transactions and for nominating potential nominees to the Board of Directors. Our policy with regard to the consideration of any director candidates recommended by a shareholder is that we will consider such candidates and evaluate such candidates by the same process as candidates identified by the corporate governance committee. During fiscal 2017, the corporate governance and nominating committee held four meetings and all members of the corporate governance and nominating committee attended 100% of these meetings during such period. Our corporate governance and nominating committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. During fiscal 2017 members are Emily Berlin (Chair), Shirley Dawe, and Frank Di Tomaso. Every member of the Corporate Governance Committee is an independent (as defined by the NYSE MKT listing standards), non-employee director of Birks Group.

4. Executive Committee. We have a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between meetings of the Board of Directors for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in our operations, including but not limited to, the monitoring of the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. During fiscal year 2017, the executive committee consisted of: Niccolò Rossi di Montelera (Chair), Jean-Christophe Bédos, Davide Barberis Canonico, Louis L. Roquet (since May 11, 2016) and Joseph F.X. Zahra (since November 15, 2016). For fiscal 2017, the executive committee held nine meetings. All of the members of the executive committee attended these meetings during such period except for one member who attended 89% of the committee meetings while that member was in office and another member who attended 88% of the Committee meetings while that member was in office. Messrs. Roquet and Zahra are independent, non-employee directors of the Company.

EMPLOYEES

As of March 25, 2017, we employed approximately 541 persons. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, training, retraining and developing the best people in our industry.

Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations and corporate sales. The table below sets forth headcount by category and geographic location for the periods indicated:

	Canada	U.S.	Total
As of March 25, 2017:
Administration	135	28	163
Retail	224	154	378

Total	359	182	541

As of March 26, 2016:
Administration	144	31	175
Retail	231	152	383

Total	375	183	558

As of March 28, 2015:
Administration	184	47	231
Retail	244	158	402

Total	428	205	633

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2017, based on 10,242,911 Class A voting shares, by each executive officer and each director:

Name of Beneficial Owner	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned

Niccolò Rossi di Montelera	—	—
Jean-Christophe Bédos(1)	283,333	2.7%
Davide Barberis Canonico	—	—
Shirley A. Dawe(2)	1,545		*
Emily Berlin(3)	46,952		*
Frank Di Tomaso	—	—
Louis L. Roquet	—	—
Joseph F.X. Zahra	—	—
Pat Di Lillo(4)	36,666		*
Hélène Messier(5)	24,066		*
Marco Pasteris(6)	204,486	2.0%
Albert J. Rahm, II(7)	21,666		*

*	Less than 1%.
(1)

Includes (A) an option to purchase 150,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2017, at a price of $1.04 per share and which expires on January 4, 2022, and; (B) an option to purchase 100,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2017, at a price of $0.84 per share and which expires on April 18, 2023. An option to purchase 100,000 Class A voting shares, of which 33,333 shares are exercisable or exercisable within 60 days of May 31, 2017, at a price of $0.78 per share and which expires on September 16, 2025, are included in the table above. An option to purchase 100,000 Class A voting shares vesting over a period of three (3) years from November 15, 2016, exercisable at a price of $1.43 per share and which expires on November 15, 2016, has not been included as the option is not vested.

(2)	Includes 1,545 Class A voting shares.
(3)	Includes 46,952 Class A voting shares.
(4)

Includes an option to purchase 50,000 Class A shares, exercisable at a price of $1.94 per share expiring on January 5, 2025, which vests over a period of three (3) years from January 5, 2015, and currently 33,333 are vested and exercisable or exercisable within 60 days of May 31, 2017, are included in the table above. An option to purchase 10,000 Class A shares vesting over a period of three (3) years from September 16, 2015, exercisable at a price of $0.78 per share expiring on September 16, 2025, and currently 3,333 are vested and exercisable within 60 days of May 31, 2017, are included in the table above. An option to purchase 26,000 Class A shares vesting over a period of three (3) years from November 15, 2016, exercisable at a price of $1.43 per share and expiring on November 15, 2026, has not been included as the option is not vested.

(5)

Includes (a) an option to purchase 2,400 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2017, at a price of $1.05 per share expiring on April 16, 2020, and (b) an option to purchase 15,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2017, at a price of $0.89 per share expiring on November 14, 2022. An option to purchase 20,000 Class A voting at a price of $0.78 per share and which expires on September 16, 2025, of which 6,666 shares are exercisable or exercisable within 60 days of May 31, 2017, are included in the table above. An option to purchase 14,000 Class A voting shares vesting over a period of three (3) years from November 15, 2016, exercisable at a price of $1.43 per share and expiring on November 15, 2026, has not been included as the option is not vested.

(6)

Includes (a) an option to purchase 2,170 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2017, at a price of $1.05 per share expiring on April 16, 2020, (b) an option to purchase 15,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2017, at a price of $1.25 per share expiring on September 23, 2020, (c) warrants to purchase 48,110 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2017, at prices of $3.34 to $6.21 per share expiring on August 20, 2022, (d) an option to purchase 10,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2017, at a price of $0.89 per share expiring on November 14, 2022, (e) an option to purchase 15,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2017 at a price of $1.66 per share expiring on September 12, 2023, (f) 107,540 Class A voting shares. An option to purchase 20,000 Class A voting shares exercisable at a price of $0.78 per share and which expires on September 16, 2025, of which 6,666 shares are exercisable or exercisable within 60 days of May 31, 2017, are included in the table above. An option to purchase 15,000 Class A voting shares vesting over a period of three (3) years from November 15, 2016, exercisable at a price of $1.43 per share and expiring on November 15, 2026, has not been included as the option is not vested.

(7)

Includes (a) an option to purchase 15,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2017, at a price of $0.89 per share and which expires on November 14, 2022, (b) an option to purchase 20,000 Class A voting shares vesting over a period of three (3) years from September 16, 2015, exercisable at a price of $0.78 per share and which expires on September 16, 2025, and currently 6,666 are vested and exercisable within 60 days of May 31, 2017 and included in the table above. An option to purchase 25,000 Class A shares vesting over a period of three (3) years from November 15, 2016, exercisable at a price of $1.43 per share and which expires on November 15, 2026, has not been included as the option is not vested.

For arrangements involving the issuance or grant of options or shares of the Company to such named executive officers and other employees, see above under the heading “Compensation of Directors and Officers” and Item 10. “Additional Information—Material Contracts—Employment Agreements.”

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2017 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and Class B multiple voting shares. The major shareholders listed with Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Unless otherwise indicated in the table, each of the individuals named below has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 10,242,911 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on May 31, 2017, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Annual Report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of May 31, 2017 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. For information regarding entities or persons that directly or indirectly control us, see “Item 3. Key Information – Risk Factors – Risks Related to the Company.”

Name of Beneficial Owner(1)	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Grande Rousse Trust(2)	13,646,692	76.0%
Rohan Private Trust Company Limited(3)	13,646,692	76.0%
Montrovest B.V.(4)	8,846,692	49.3%
Mangrove Holding S.A.(5)	4,800,000	26.7%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.
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

As of May 31, 2017, there were a total of 269 holders of record of our Class A voting shares, of which 206 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 74.7% of our outstanding Class A voting shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees. None of our Class B multiple voting shares are held in the United States. Each Class B multiple voting share entitles the holder to ten (10) votes at all meetings of our shareholders (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of our restated articles or the Canada Business Corporations Act).

RELATED PARTY TRANSACTIONS

Diamond Supply Agreement

On August 15, 2002, Birks entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments S.A., a related party, is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2017, Birks did not purchase any diamonds from Prime Investments S.A. and related parties. Asiya Trust, as a trustee of Beech Settlement Trust, as the ultimate beneficial owner of Prime Investments S.A., beneficially owned 15% of the Company’s Class A Voting Shares until of its disposition of its outstanding Class A voting shares to third parties in September 2016.

Management Consulting Services Agreement

In June 2011, we entered into a management consulting services agreement with Montrovest. Under the agreement, we paid Montrovest an annual retainer fee of €140,000 ($152,000 in U.S. dollars) in exchange for services related to the raising of capital for international expansion projects and such other services relating to merchandising and/or marketing of our products as we may request. The agreement was in effect until June 2012 and was extended automatically for successive terms of one year unless either party gave a 60 day notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of our Corporate Governance and Nominating Committee and the Board of Directors. Mr. Davide Barberis Canonico, one of our directors, is a member of the Supervisory Board of Directors of Montrovest and Mr. Carlo Coda-Nunziante, our Vice President, Strategy was a managing director of Montrovest until June 30, 2012. In fiscal 2017, 2016 and 2015, we paid nil, €105,000 and €140,000 respectively (approximately $116,000 and $178,000, respectively, in U.S. dollars) under this agreement to Montrovest. In April 2015, the agreement was renewed for an additional one year period ending June 8, 2016. Our Board of Directors approved our entering into the agreement and its renewal with Montrovest in accordance with our Code of Conduct relating to related party transactions. In February 2015, our Board of Directors approved the reimbursement to Montrovest of legal fees incurred by Montrovest in connection with the issuance of the $5.0 million LC for our benefit up to a total amount of CAD$75,000 (approximately $60,000 in U.S. dollars). On November 17, 2015, our Board of Directors approved the termination of the management consulting services agreement with Montrovest effective December 31, 2015 and entering into the management consulting services agreement with Gestofi S.A. (“Gestofi”) effective January 1, 2016 on the same terms and conditions as the agreement with Montrovest, all in accordance with our Code of Conduct relating to related party transactions. In fiscal 2017 and fiscal 2016, we paid €140,000 and €35,000 (approximately $154,000 and $39,000 in U.S. dollars) under this agreement to Gestofi.

Cash Advance Agreements

In February 2009 and May 2009, we received $2.0 million and $3.0 million, respectively, in the form of cash advances from our controlling shareholder, Montrovest, to finance our working capital needs and for general corporate purposes. These advances and any interest thereon are subordinated to the indebtedness of our existing senior credit facilities and secured term loans and were convertible into a convertible debenture or Class A voting shares in the event of a private placement or, are repayable upon demand by Montrovest subject to the conditions stipulated in our senior credit facilities. These cash advances bore interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance would have been paid to Montrovest. In June 2011, the cash advance agreements were amended and restated reducing the annual interest rate to 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%, removing the requirement to pay a 7% fee to Montrovest upon conversion into convertible debentures or Class A voting shares and eliminating the convertibility of the cash advance into a convertible debenture or Class A voting shares in the event of a private placement. We also amended the management subordination agreement with Montrovest and our senior lenders, eliminating the payment of any success fee to Montrovest if we received net cash proceeds of $5 million or more related to an equity issuance. In addition, the amended and restated cash advance agreements required a one-time payment of an amendment fee of $75,000 in fiscal 2012. In August 2012, we repaid $3.5 million of these cash advances from the proceeds of our stock rights offering. As of March 25, 2017 and March 26, 2016, advances payable to the Company’s controlling shareholder, Montrovest, amounted to $1.5 million.

Consulting Services Agreement

On June 30, 2009, our Company’s Board of Directors approved our Company entering into a consulting services agreement with Gestofi in accordance with our Company’s Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi di Montelera as the employee of Gestofi responsible for providing the consulting services. The consulting services relate to providing advice and assistance in (i) new product development and product brand collection assortment, (ii) strategic and business development projects and financial matters, (iii) the implementation of the Company’s strategy and planning, and (iv) such other services reasonably requested by our Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The initial one-year term of the agreement began on August 1, 2009 and the agreement may be renewed for additional one-year terms. The agreement has been renewed yearly. The Consulting Services prior to

June 2014, were provided to us for a fee of approximately CAD$13,700 ($10,324 in U.S. dollars) per month less any applicable taxes plus out of pocket expenses. In June 2014, upon the renewal of the agreement for an additional one-year term, the monthly fee changed to 13,000 Swiss francs ($13,310 in U.S. dollars). On August 1, 2015, an amended and restated consulting agreement was entered into on substantially the same terms and conditions until July 31, 2016. In June 2016, the agreement was renewed for an additional one-year term. In addition, in February 2015, our Board of Directors approved the payment of an annual fee of $12,500 to Gestofi for services it provided in connection with the issuance of the Montrovest LC for our benefit. The agreement as it relates to the Consulting Services provided by Mr. Niccolò Rossi di Montelera was terminated effective December 31, 2016. Mr. Niccolò Rossi di Montelera is a member of the Company’s Board of Directors and is the son of Dr. Rossi di Montelera, the Company’s former Chairman and a director and chairman of the board of Gestofi.

Reimbursement Letter Agreement

In accordance with our Company’s Code of Conduct related to related party transactions, in April 2011, our Corporate Governance and Nominating Committee and Board of Directors approved the reimbursement to Regaluxe S.r.l. of expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, our former Chairman, and of Mr. Niccolò Rossi di Montelera, the former Chairman of our Executive Committee and our current Executive Chairman, for work performed on behalf of the Company, up to a yearly maximum of $260,000. This agreement has been renewed yearly and was renewed in March 2017 for an additional one year term. During fiscal 2017, 2016, and 2015 we paid $182,000, $201,000, and $241,000 respectively, to Regaluxe S.r.l. under this agreement.

Distribution Agreement

In April 2011, our corporate governance and nominating committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe Srl. Under the agreement, Regaluxe Srl is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on April 1, 2011. Under this agreement, the Company pays Regaluxe Srl a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe Srl less a discount factor of 3.5%. The agreement’s initial term was until March 31, 2012, and may be renewed by mutual agreement for additional one year terms. This agreement has been renewed annually and in March 2017, the agreement was renewed for an additional one-year term. During fiscal year 2017, the Company did not make any payments to Regaluxe Srl under this agreement.

Advisory Consulting Services Agreement

On November 15, 2016, the Company’s Board of Directors approved a consulting services agreement with Gestofi effective January 1, 2017. Under the agreement, Dr. Lorenzo Rossi di Montelera is providing advice and assistance on strategic and development projects and financial matters for a total fee of $50,000 during a period ending in September 2017. In fiscal 2017, the Company paid $16,666 in relation to this agreement.

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

TRADING MARKET

Effective November 15, 2005, our Class A voting shares were listed and began to trade on the NYSE MKT and are currently trading under the symbol “BGI.” The following table sets forth, for all recently completed full financial years since we began trading on the NYSE MKT, the reported high and low sale prices for the Class A voting shares:

Birks Group Inc. Highest/Lowest Stock Price for the Five Most Recent Full Financial Years
Fiscal year	Highest	Lowest
2017	$5.15	$0.35
2016	$1.40	$0.19
2015	$2.15	$0.81
2014	$2.50	$0.68
2013	$1.19	$0.72
2012	$1.71	$0.90
2011	$6.20	$0.70

The following table sets forth, for each of the most recent six months, the reported high and low sale prices for the Class A voting shares:

Birks Group Inc. Highest/Lowest Stock Price for the Most Recent Six Months
Month	Highest	Lowest
June 2017 (through June 14, 2017)	$1.74	$1.20
May 2017	$1.66	$1.25
April 2017	$1.66	$1.24
March 2017	$1.79	$1.23

February 2017	$1.89	$1.36
January 2017	$2.12	$1.05
December 2016	$1.30	$1.01

The following table sets forth, for each quarter in fiscal 2017 and 2016 and any subsequent period, the reported high and low sale prices for the Class A voting shares:

Birks Group Inc. Highest/Lowest Stock Price for Each Quarter in fiscal 2017 and 2016 and Any Subsequent Period
Subsequent Period	Highest	Lowest
Quarter ended June 24, 2017 (through June 14, 2017)	$1.74	$1.20
Fiscal 2017
Quarter ended March 25, 2017	$2.12	$1.02
Quarter ended December 24, 2016	$2.20	$1.00
Quarter ended September 24, 2016	$5.15	$0.43
Quarter ended June 25, 2016	$0.53	$0.35
Fiscal 2016
Quarter ended March 26, 2016	$0.48	$0.19
Quarter ended December 26, 2015	$0.89	$0.36
Quarter ended September 26, 2015	$1.40	$0.67
Quarter ended June 27, 2015	$1.40	$1.00

Item 10.	Additional Information

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

On April 19, 2012, our Board of Directors approved an amendment to our By-laws to, among other things, add the title and description of the Vice Chairman position, revise the declaration of dividends section of the By-laws, and add a banking and borrowing arrangements section to the bylaws. Under Canadian law, the amendment to our By laws had to be ratified by the shareholders of the Company. At our 2012 Annual and Special Meeting of Shareholders, our shareholders ratified the amendment to our By-laws.

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

Employment Agreements

Jean-Christophe Bédos

On January 4, 2012, we entered into an employment agreement, or the “Agreement”, with Jean-Christophe Bédos, who succeeded Thomas A. Andruskevich as the President & Chief Executive Officer effective April 1, 2012, and prior to that was our Chief Operating Officer. The Agreement provides Mr. Bédos with a base salary of CAD$700,000 ($561,572 in U.S. dollars based on foreign exchange rates as of May 31, 2015), an annual cash bonus set at a minimum of CAD$282,500 ($226,635 in U.S. dollars based on foreign exchange rates as of May 31, 2015) for fiscal year ended March 30, 2013, of which CAD$141,250 ($136,738 in U.S. dollars based on foreign exchange rates as of May 31, 2012) was paid during fiscal 2012 and CAD$141,250 ($130,184 in U.S. dollars based on foreign exchange rates as of May 31, 2014) was paid in fiscal 2014, an annual target cash bonus of 85% of base salary based on achievement of a targeted level of performance and performance criteria set by the Company, an option to purchase 150,000 shares of the Company’s Class A voting shares which vested over three years and other health and retirement benefits. Effective October 1, 2015, Mr. Bédos’ base salary was increased to CAD$730,000 ($557,209 in U.S. dollars based on foreign exchange rates as of May 31, 2016). Effective November 1, 2016, Mr. Bédos’ base salary was increased to CAD$750,000 ($560,831 in U.S. dollars). If Mr. Bédos is terminated without “cause” or resigns for “good reason,” as these terms are defined in the Agreement, the Agreement provides that Mr. Bédos will receive (i) any earned and accrued but unpaid base salary, (ii) up to 12 months of salary in lieu of further salary or severance payments, (iii) certain health benefits for up to twelve months, and (iv) his bonus through the date of termination. Mr. Bédos is prohibited from competing with us during his employment and for a period of twelve-months thereafter.

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

TAXATION

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING AND DISPOSING OF BIRKS CLASS A VOTING SHARES

The following discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), applicable Treasury regulations, administrative rulings and pronouncements and judicial decisions currently in effect, all of which could change. Any change, which may be retroactive, could result in U.S. federal income tax consequences different from those discussed below. The discussion is not binding on the Internal Revenue Service, and there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

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

Sale or Exchange of Class A Voting Shares

For U.S. federal income tax purposes, subject to the rules relating to PFICs described below, a U.S. Holder generally will recognize taxable gain or loss on any sale or exchange of our Class A voting shares in an amount equal to the difference between the amount realized for our Class A voting shares and the U.S. Holder’s tax basis in such shares. This gain or loss will be capital gain or loss and generally will be treated as U.S. source gain or loss. Long-term capital gains recognized by certain U.S. Holders who are not corporations, including individuals, generally will be subject to a maximum rate of U.S. federal income tax of currently 23.8%, which includes the 3.8% Medicare surtax imposed by Section 1411 of the Code. The deductibility of capital losses is subject to limitations.

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

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A VOTING SHARES

The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations adopted thereunder (referred to in this Form 20-F as the “Canadian Tax Act”) of the ownership of our Class A voting shares, generally applicable to holders of our Class A voting shares who, for purposes of the Canadian Tax Act and at all relevant times, are not (and are not deemed to be) resident in Canada, are the beneficial owners of our Class A voting shares, hold our Class A voting shares as capital property, deal at arm’s length, and are not affiliated, with Birks Group, and who do not use or hold (and are not deemed to use or hold) Class A voting shares in connection with carrying on business or part of a business in Canada (referred to in this Form 20-F as “Non-resident Holders”). This discussion does not apply to Non-resident Holders that are insurers that carry on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined under the Canadian Tax Act).

This summary is based upon the current provisions of the Canadian Tax Act, the current provisions of the Canada-United States Income Tax Convention (1980), as amended, if applicable (referred to in this Form 20-F as the “Convention”), all specific proposals to amend the Canadian Tax Act publicly announced by the Minister of Finance of Canada prior to the date hereof (referred to in this Form 20-F as the “Tax Proposals”) and the current published administrative and assessing practices of the Canada Revenue Agency. This summary assumes that the Tax Proposals will be enacted substantially as proposed and does not otherwise take into account or anticipate any change in law or administrative and assessing practices, whether by legislative, governmental or judicial action, although no assurance can be given in these respects. This summary does not take into account or consider any provincial, territorial or foreign income tax legislation or considerations. For purposes of the Canadian Tax Act, all amounts relevant in computing a Non-resident Holder’s liability under the Canadian Tax Act must be computed in Canadian dollars. Amounts denominated in a currency other than Canadian dollars (including adjusted cost base and proceeds of disposition) must be converted into Canadian dollars based on the prevailing exchange rate at the relevant time.

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

Disposition of Our Class A Voting Shares

A Non-resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by that Non-resident Holder on a disposition (or deemed disposition) of a Class A voting share, unless the Class A voting share constitutes “taxable Canadian property” (as defined in the Canadian Tax Act) of the Non-resident Holder at the time of disposition and the Non-resident Holder is not entitled to relief under an applicable income tax convention between Canada and the Non-resident Holder’s country of residence. If at the time of such disposition the Class A voting shares are listed on a “designated stock exchange” (which includes the NYSE MKT), the Class A voting shares will generally not constitute taxable Canadian property of a Non-resident Holder unless (A) at any time during the 60-month period that ends at the time the Class A voting shares are disposed of, both (i) 25% or more of the issued shares of any class of the capital stock of the Corporation were owned by or belonged to one or any combination of (a) the Non-resident Holder, (b) persons with whom the Non-resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-resident Holder or a person referred to in (b) holds a membership interest, directly or indirectly, through one or more partnerships, and (ii) more than 50% of the fair market value of the Class A voting shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (as such terms are defined under the Canadian Tax Act) or options in respect of, interests in, or civil law rights in, any such properties, or (B) the Class A voting shares are otherwise deemed to be taxable Canadian property. Generally, to the extent that the Class A voting share are no longer listed on a “designated stock exchange” at the time of their disposition, the above-listed criteria (with the exception of (i)) will apply to determine if the Class A voting shares are “taxable Canadian property”.

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

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowing under the senior secured credit facilities and the term loans from Investissement Québec bear interest at floating rates, which are based on LIBOR or prime plus a fixed additional interest rate. As of March 25, 2017, we have not hedged these interest rate risks. As of March 25, 2017, we had approximately $101.4 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $1.0 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of March 25, 2017, we had not hedged these foreign exchange rate risks. As of March 25, 2017, we had approximately $2.5 million of net liabilities subject to foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 100 basis point strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 25, 2017, our earnings would have increased or decreased, respectively, by approximately $0.3 million. This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. In addition to the impact on earnings, fluctuation between the U.S. and Canadian dollar exchange rates impacts the level of our borrowing availability under our senior secured revolving credit facility which is denominated in U.S. dollars. Assuming a 100 basis point strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 25, 2017, our borrowing availability would have increased or decreased, respectively, by approximately $41,000. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically diamonds, platinum, gold and silver. We monitor prices and may decide, if appropriate, to utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold prices. If we utilize derivative financial instruments, we would be exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of gold which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. No hedging contracts existed as of March 25, 2017. Our retail sales and gross margin could also be materially impacted if prices of diamonds, platinum, gold or silver rise so significantly that our consumers’ behavior changes or if price increases cannot be passed onto our customers.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 25, 2017, our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), were effective.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of March 25, 2017, our internal control over financial reporting was effective.

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

During fiscal 2017 and fiscal 2016, we retained KPMG LLP, our independent registered public accountant, to provide services in the following categories and amounts:

Audit Fees

The aggregate fees billed by KPMG LLP for professional services rendered for the audit and interim review of our consolidated financial statements was CAD$483,700 ($368,141 in U.S. dollars) in fiscal 2017 and CAD$509,000 ($388,550 in U.S. dollars) in fiscal 2016.

Audit Related Fees

During fiscal 2017 and 2016, KPMG LLP provided audit related services for a total amount of CAD$9,325 ($7,097 in U.S. dollars) and CAD$10,000 ($7,634 in U.S. dollars), respectively.

Tax Fees

During fiscal 2017 and fiscal 2016, KPMG LLP provided tax advisory services for a total amount of CAD$139,252 ($105,984 in U.S. dollars) and CAD$39,520 ($30,168 in U.S. dollars), respectively.

All Other Fees

During fiscal 2017 and fiscal 2016, KPMG LLP did not provide other services.

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

We did not, nor did any affiliated purchaser, purchase any of our equity securities during fiscal 2017.

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

4.3 *	Form of Directors and Officers Indemnity Agreement.

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

4.7

Agreement of Principal Lease between 7739907 Canada Inc. and Birks Group Inc. executed on March 17, 2017. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on May 12, 2017.

4.8	Lease Agreement between Mayors and Westpoint Business Park, Ltd dated September 13, 2004. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.9

Short Form Industrial Building Lease effective April 11, 2017 between Mayors Jewelers of Florida, Inc. and SPG Palm Crossing LLC. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on May 12, 2017.

4.10

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

4.17

Employment Agreement between Albert Rahm and Mayor’s Jewelers, Inc., dated as of April 30, 2007 as subsequently amended as of January 12, 2015. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on June 30, 2016.

4.18	Employment Agreement between Miranda Melfi and Birks Group dated February 24, 2006. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.19

Amended and Restated Management Consulting Services Agreement between Birks Group Inc. and Montrovest B.V., dated as of June 8, 2011. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.20

Termination Agreement between Montrovost B.V. and Birks Group Inc., entered into on November 20, 2015. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on June 30, 2016.

4.21

Management Consulting Services Agreement between Birks Group Inc. and Gestofi S.A. entered into as of November 20, 2015. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on June 30, 2016.

4.22

Mayor’s Jewelers, Inc., (f/k/a Jan Bell Marketing, Inc.) 1991 Stock Option Plan. Incorporated by reference from the Birks Group Inc. Registration Statement on Form S-8 filed with the SEC on April 26, 2006.

4.23	Mayor’s Jewelers, Inc., Form of Amended Stock Option Agreement under the 1991 Stock Option Plan. Incorporated by reference from the Birks Group Inc. Schedule TO-1 filed with the SEC on March 18, 2010.

4.24	Mayor’s Jewelers, Inc., 2004 Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc. Registration Statement on Form S-8 filed with the SEC on April 26, 2006.

4.25	Birks Group Inc. 2006 Employee Stock Purchase Plan. Incorporated by reference from Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.26	Birks Group Inc. Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.27	Birks Group Inc. Omnibus Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on August 26, 2016.

4.28	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Carlo Coda-Nunziante. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.29	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Joseph A. Keifer. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.30	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Marco Pasteris. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.31

Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.32

Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.33

Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference the from Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.34	Form of Stock Appreciation Rights Agreement. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.35

Loan Agreement between Birks Group Inc. and Investissement Québec, dated January 26, 2009. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

4.36

Loan Agreement between Birks Group Inc. and Investissement Québec, dated February 20, 2009. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 6, 2009.

4.37

Loan Agreement between Birks Group Inc. and Investissement Québec entered into on September 12, 2013. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 25, 2014.

4.38

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

4.40

Letter Agreement entered into on November 19, 2015 which amends the loan agreements between Birks Group Inc. and Investissement Québec. Incorporated by reference from Birks Group Inc. Form 6-K filed with the SEC on December 4, 2015.

4.41

Letter Agreement between Birks Group Inc. and Investissement Québec dated October 28, 2016 which amends the loan agreement between Birks Group Inc. and Investissement Québec. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on January 24, 2017.

4.42

Amended and Restated Cash Advance Agreement between Birks Group Inc. and Montrovest B.V., dated June 8, 2011. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.43

Renewed and Amended Distribution Agreement between Birks Group Inc., Mayor’s Jewelers, Inc. and Damiani International B.V., dated as of October 3, 2014. + Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 26, 2015.

4.44

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

4.45

Master Lease Agreement dated as of June 21, 2013, among Varilease Finance, Inc., Mayor’s Jewelers of Florida, Inc. and Mayor’s Jewelers Inc. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on September 3, 2013.

4.46

Master Lease Agreement dated March 15, 2017 among Birks Group Inc., Mayors Jewelers of Florida, Inc. and Onset Financial, Inc. Incorporated by reference from the Birks Group Inc. Form 6-K filing with the SEC on May 12, 2017.

4.47	Convertible Debenture Agreement, dated August 16, 2013, between Montrovest B.V. and Birks Group. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on September 3, 2013.

4.48	Convertible Debenture Agreement, dated August 23, 2013, between Rhino 66 and Birks Group. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on September 3, 2013.

4.49

First Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated August 22, 2013. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on September 3, 2013.

4.50

Second Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated May 12, 2014. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on June 19, 2014.

4.51

Third Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated June 10, 2014. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on June 19, 2014.

4.52

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

4.59

Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos effective October 1, 2015. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on June 30, 2016.

4.60	Employment Agreement between Birks Group Inc. and Pasquale (Pat) Di Lillo, dated October 30, 2014. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on November 11, 2014.

4.61

Fourth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of July 25, 2014. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 26, 2015.

4.62

Fifth Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of November 21, 2014. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on November 26, 2014.

4.63	Third Amended and Restated Term Loan and Security Agreement dated November 21, 2014. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on November 26, 2014.

4.64

Sixth Amendment to Second Amended and Restated Revolving Credit and Security Agreement and Amendment to Fourth Amendment, dated as of March 19, 2015. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on March 20, 2015.

4.65

Seventh Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of July 14, 2015. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on July 24, 2015.

4.66

Eighth Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of November 20, 2015. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on December 4, 2015.

4.67

Ninth Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of December 21, 2016. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on January 24, 2017.

4.68	First Amendment to Third Amended and Restated Term Loan and Security Agreement dated March 19, 2015. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on March 20, 2015.

4.69

Second Amendment to Third Amended and Restated Term Loan and Security Agreement, dated as of July 14, 2015. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on July 24, 2015.

4.70

Third Amendment to Third Amended and Restated Term Loan and Security Agreement, dated as of November 20, 2015. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on December 4, 2015.

4.71

Fourth Amendment to Third Amended and Restated Term Loan and Security Agreement, dated as of December 31, 2016. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on January 24, 2017.

4.72

Asset Purchase Agreement entered into between Birks Group Inc. and Rideau Recognition Solutions Inc. on July 29, 2015. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on June 30, 2016.

4.73	Canadian Offering Memorandum, dated as of April 27, 2012. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.74	Form of Subscription Rights Certificate. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on May 24, 2012.

8.1*	Subsidiaries of Birks Group Inc.

12.1*	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP.

101.INS*	XBRL Instance Document*

101.SCH*	XBRL Taxonomy Extension Schema Document*

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed herewith.
+	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BIRKS GROUP INC.

Date: June 23, 2017	/s/ Pasquale (Pat) Di Lillo
Pasquale (Pat) Di Lillo,
Vice President, Chief Financial & Administrative Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Birks Group Inc.

We have audited the accompanying consolidated balance sheets of Birks Group Inc. as of March 25, 2017 and March 26, 2016 and the related consolidated statements of operations, other comprehensive income (loss), stockholders’ equity and cash flows for the years ended March 25, 2017, March 26, 2016, and March 28, 2015. These consolidated financial statements are the responsibility of Birks Group Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Birks Group Inc. as of March 25, 2017 and March 26, 2016 and its consolidated results of operations and its consolidated cash flows for the years ended March 25, 2017, March 26, 2016, and March 28, 2015 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP*

June 22, 2017

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A125211	KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

BIRKS GROUP INC.

Consolidated Balance Sheets

	As of
	March 25, 2017	March 26, 2016
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$1,944	$2,344
Accounts receivable	13,561	10,293
Inventories	132,069	137,839
Prepaids and other current assets	2,191	1,793

Total current assets	149,765	152,269

Property and equipment	22,990	29,419
Intangible assets	690	792
Other assets	190	493
Deferred incomes taxes	5,303	—

Total non-current assets	29,173	30,704

Total assets	$178,938	$182,973

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$70,434	$62,431
Accounts payable	46,657	46,730
Accrued liabilities	8,386	9,040
Current portion of long-term debt	2,810	5,634

Total current liabilities	128,287	123,835

Long-term debt	30,525	46,651
Other long-term liabilities	7,330	4,783

Total long-term liabilities	37,855	51,434
Commitments and Contingencies
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,242,911	30,988	30,988
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	16,372	16,216
Accumulated deficit	(73,921)	(78,849)
Accumulated other comprehensive income	744	736

Total stockholders’ equity	12,796	7,704

Total liabilities and stockholders’ equity	$178,938	$182,973

See accompanying notes to consolidated financial statements

On behalf of the Board of Directors:

/s/ Jean-Christophe Bédos	/s/ Frank Di Tomaso
Jean-Christophe Bédos, Director	Frank Di Tomaso, Director

BIRKS GROUP INC.

Consolidated Statements of Operations

	Fiscal Year Ended
	March 25, 2017	March 26, 2016	March 28, 2015
	(In thousands, except per share amounts)

Net sales	$286,921	$285,826	$301,637
Cost of sales	178,487	176,439	183,832

Gross profit	108,434	109,387	117,805

Selling, general and administrative expenses	94,226	91,125	103,735
Restructuring charges	842	754	2,604
Depreciation and amortization	5,034	5,229	5,932
Gain on sale of assets	—	(3,229)	—
Impairment of long-lived assets	—	—	238

Total operating expenses	100,102	93,879	112,509

Operating income	8,332	15,508	5,296
Interest and other financing costs	8,681	10,020	11,285
Debt extinguishment charges	—	—	2,643

Income (loss) before income taxes	(349)	5,488	(8,632)
Income tax (recovery) expense	(5,277)	50	—

Net income (loss)	$4,928	$5,438	$(8,632)

Weighted average common shares outstanding:
Basic	17,961	17,961	17,937
Diluted	18,418	17,961	17,937

Net income (loss) per share:
Basic	$0.27	$0.30	$(0.48)
Diluted	$0.27	$0.30	$(0.48)

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Consolidated Statements of Other Comprehensive Income (loss)

	Fiscal Year Ended
	March 25, 2017	March 26, 2016	March 28, 2015
	(In thousands, except per share amounts)

Net income (loss)	$4,928	$5,438	$(8,632)
Other comprehensive loss:

Foreign currency translation adjustments (1)	8	(666)	(2,359)

Total other comprehensive income (loss)	$4,936	$4,772	$(10,991)

(1)	Item that may be reclassified to the Statement of Operations in future periods

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Consolidated Statements of Stockholders’ Equity

(In thousands of dollars except shares amounts)

	Voting common stock outstanding	Voting common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total

Balance at March 29, 2014	17,849,509	$69,475	$16,041	$(75,655)	$3,761	$13,622
Net loss	—	—	—	(8,632)	—	(8,632)
Cumulative translation adjustment(1)	—	—	—	—	(2,359)	(2,359)

Total comprehensive loss	—	—	—	—	—	(10,991)
Compensation expense resulting from stock options granted to Management	—	—	76	—	—	76
Exercise of stock options	111,372	126	(10)	—	—	116

Balance at March 28, 2015	17,960,881	$69,601	$16,107	$(84,287)	$1,402	$2,823
Net income	—	—	—	5,438	—	5,438
Cumulative translation adjustment(1)	—	—	—	—	(666)	(666)

Total comprehensive income	—	—	—	—	—	4,772
Compensation expense resulting from stock options granted to Management	—	—	109	—	—	109

Balance at March 26, 2016	17,960,881	$69,601	$16,216	$(78,849)	$736	$7,704
Net income	—	—	—	4,928	—	4,928
Cumulative translation adjustment(1)	—	—	—	—	8	8

Total comprehensive income	—	—	—	—	—	4,936
Compensation expense resulting from stock options and stock appreciation rights granted to Management	—	—	156	—	—	156

Balance at March 25, 2017	17,960,881	$69,601	$16,372	$(73,921)	$744	$12,796

(1)	The change in cumulative translation adjustments is not due to reclassifications out of accumulated other comprehensive income (loss).

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 25, 2017	March 26, 2016	March 28, 2015
	(In thousands)

Cash flows from (used in) operating activities:
Net income (loss)	$4,928	$5,438	$(8,632)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income taxes	(5,303)	—	—
Depreciation and amortization	5,065	5,275	5,991
Impairment of long-lived assets	—	—	238
Amortization of debt costs	947	973	724
Debt extinguishment charges	—	—	2,643
Other operating activities, net	440	31	342
Loss (Gain) on sale of assets	—	(3,229)	—
(Increase) decrease in:
Accounts receivable and other receivables	(3,915)	(3,189)	(1,515)
Inventories	5,244	(6,671)	(750)
Prepaids and other current assets	(530)	517	(552)
Increase (decrease) in:
Accounts payable	838	2,742	11,039
Accrued liabilities and other long-term liabilities	(452)	2,817	1,072

Net cash provided by (used in) operating activities	7,262	4,704	10,600

Cash flows (used in) from investing activities:
Additions to property and equipment	(5,060)	(6,476)	(6,277)
Proceeds from sale of assets (net of fees of $0.2 million)	—	4,072	—
Other investing activities, net	(12)	(37)	(48)

Net cash used in investing activities	(5,072)	(2,441)	(6,325)

Cash flows (used in) provided by financing activities:
Increase (decrease) in bank indebtedness	8,712	1,043	(4,821)
Repayment of obligations under capital leases	(1,610)	(2,263)	(2,003)
Proceeds from capital lease funding	375	43	1,000
Proceeds from stock option exercise	—	—	116
Payment of deferred financing fees and costs	(1,237)	(444)	(4,019)
Repayment of long-term debt	(8,777)	(2,956)	(1,144)
Increase in long-term debt	—	2,500	6,828
Other financing activities	(50)	(25)	(14)

Net cash (used in) provided by financing activities	(2,587)	(2,102)	(4,057)
Effect of exchange rate on cash	(3)	(173)	(190)

Net increase (decrease) in cash and cash equivalents	(400)	(12)	28
Cash and cash equivalents, beginning of year	2,344	2,356	2,328

Cash and cash equivalents, end of year	$1,944	$2,344	$2,356

Supplemental disclosure of cash flow information:
Interest paid	$8,477	$8,508	$9,100
Non-cash transactions:
Property and equipment additions acquired through capital leases	$376	$43	$—
Property and equipment additions included in accounts payable and accrued liabilities	$1,078	$1,055	$580

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

Birks Group Inc. (“Birks Group” or “Birks” or “the Company”) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the design, manufacture (until May 31, 2016) and retail sale of prestige jewelry, timepieces and giftware. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal years ended March 25, 2017, March 26, 2016, and March 28, 2015 include 52 weeks.

1.	Basis of presentation:

These consolidated financial statements, which include the accounts of the Canadian parent company Birks Group Inc. and its wholly owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”), are reported in U.S. dollars and in accordance with accounting principles generally accepted in the U.S. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes.

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

The Company reported net income of $4.9 million and $5.4 million for fiscal 2017 and fiscal 2016, respectively. In fiscal 2015, the Company incurred a net loss of $8.6 million. Maintenance of sufficient availability of funding through an adequate amount of committed financing is necessary for the Company to fund its day-to-day operations. The Company’s ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, or to fund planned capital expenditures and store operations will depend on its ability to maintain adequate levels of available borrowing and its future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control. Approximately 27% of the Company’s store leases are renewable within two years. The Company’s capital expenditure requirements relating to renewing store leases is such that less than 23% of all store leases require capital expenditures in the next two years. The capital expenditures related to retail store locations in both Canada and the U.S. are estimated to be approximately $13.9 million over the next two years to remodel, relocate or open new stores. Of the $13.9 million, we estimate that $8.1 million will be spent in fiscal 2018 leaving the balance to fiscal 2019. The availability of financing will impact our ability to renew leases or enter into new ones, which can in turn, impact the number of retail locations we operate and the level of sales we generate in the future.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

The Company funds its operation primarily through committed financings under its senior secured credit facilities and term loans. The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability of at least $6.0 million under the senior secured revolving credit facility ($8.0 million prior to December 21, 2016). As of March 25, 2017, the Company had approximately $70.4 million outstanding on the $110.0 million senior secured revolving credit facility. The Company’s excess borrowing capacity was $14.6 million as of March 25, 2017 and $16.2 million as of March 26, 2016. The Company had positive excess availability of at least $6.0 million throughout fiscal 2017. As the Company is forecasting to have excess availability of at least $6.0 million for at least the next twelve months, it does not expect that the minimum adjusted EBITDA financial covenant will have to be tested. The senior secured revolving credit facility along with the senior secured term loan are used to finance working capital, finance capital expenditures, provide liquidity to fund our day-to-day operations and for other general corporate purposes. In December 2016, the Company executed an amendment to the terms of its senior secured revolving credit facility to extend the maturity from August 22, 2017 to the earlier to occur of (a) December 21, 2021 and (b) the date that is 91 days prior to the maturity date then in effect with respect to the senior secured term loan debt. The Company also executed an amendment to the terms of its senior secured term loan to extend the maturity from August 22, 2018 to May 21, 2021.

As part of the amendments to the senior secured revolving credit facility and the senior secured term loan, the minimum excess availability levels required to be maintained by the Company has been reduced from $8.0 million to $6.0 million. The amendments to the senior secured revolving credit facility and the senior secured term loan also include a reduction to the minimum adjusted EBITDA levels and reduce the seasonal availability blocks imposed from December 20th to January 20th of each year from $12.5 million to $11.5 million and from January 21st to February 10th from $5.0 million to $4.0 million. Failure to meet the minimum adjusted EBITDA covenant (calculated on a twelve-month rolling basis as defined in the agreement) in the event that excess availability falls below $6.0 million for any five consecutive business days is considered an event of default under the amended agreements, that could result in the outstanding balances borrowed under the Company’s senior secured term loan and senior secured revolving credit facility becoming due immediately, which would result in cross defaults on the Company’s other borrowings.

In addition, our senior secured revolving credit facility administrative agent may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset-based loans) at their reasonable discretion to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility administrative agent may impose at its reasonable discretion. No discretionary reserves were imposed during fiscal 2015, fiscal 2016 and fiscal 2017 by the Company’s senior secured revolving credit facility administrative agent. While the Company’s senior secured revolving credit facility lenders or their administrative agent have not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory and accounts receivables is periodically assessed by its senior secured lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased. Another factor impacting the Company’s excess availability includes, among other things, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. As of March 25, 2017, every 100 basis point strengthening or weakening of the Canadian versus the U.S. dollar would cause an approximate $41,000 increase or decrease, respectively, in the amount of excess availability. The Company met its excess availability requirement as of March 25, 2017 and as of the date of its Form 20-F.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

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

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months. If the Company does not maintain positive excess availability under its senior secured revolving credit facilities and the lenders exercise their right to demand repayment of balances owed under these credit facilities, the Company may be unable to obtain additional financing. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

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

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

(b)	Cost of sales:

Cost of sales includes direct inbound freight and duties, direct labor related to repair services, design and creative, the jewelry studio, inventory shrink, inventory thefts, and boxes (jewelry, watch and giftware). Indirect freight including inter-store transfers, purchasing and receiving costs, distribution costs and warehousing costs are included in selling, general and administrative expenses. Purchase discounts are recorded as a reduction of inventory cost and are recorded to cost of sales as the items are sold. Mark down dollars received from vendors are recorded as a reduction of inventory costs to the specific items to which they apply and are recognized in cost of sales once the items are sold. Included in cost of sales is depreciation related to manufacturing machinery, equipment and facilities of $31,000, $46,000 and $59,000 for the fiscal years ended March 25, 2017, March 26, 2016, and March 28, 2015, respectively.

(c)	Cash and cash equivalents:

The Company utilizes a cash management system under which a book cash overdraft may exist in its primary disbursement account. These overdrafts, when applicable, represent uncleared checks in excess of cash balance in the bank account at the end of a reporting period and have been reclassified to accounts payable on the consolidated balance sheets.

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $1.9 million and $2.3 million at March 25, 2017 and March 26, 2016, respectively.

(d)	Accounts receivable:

Accounts receivable arise primarily from customers’ use of our private label credit card and wholesale sales. Several installment sales plans are offered to our private label credit card holders which vary as to repayment terms and finance charges. Finance charges on the Company’s consumer credit receivables, when applicable, accrue at rates ranging from 0% to 10.99% per annum for financing plans. The Company maintains allowances for doubtful accounts associated with the accounts receivable recorded on the balance sheet for estimated losses resulting from the inability of its customers to make required payments. The allowance is determined based on a combination of factors including, but not limited to, the length of time that the receivables are past due, the Company’s knowledge of the customer, economic and market conditions and historical write-off experiences. The Company classifies a receivable account as past due if a required payment amount has not been received within the allotted time frame (generally 30 days), after which internal collection efforts commence. Once all internal collection efforts have been exhausted and management has reviewed the account, the account is put on nonaccrual status and may be sent for external collection or legal action. Upon the suspension of the accrual of interest, interest income is recognized to the extent cash payments received exceed the balance of the principal amount owed on the account. After all collection efforts have been exhausted, including internal and external collection efforts, an account is written off.

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

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

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

The allowance for inventory shrink is estimated for the period from the last physical inventory date to the end of the reporting period on a store by store basis and at our distribution centers. The shrink rate from the most recent physical inventory, in combination with historical experience, is the basis for providing a shrink allowance. Inventory is written down for estimated slow moving inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

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

Trademarks and tradenames are amortized using the straight-line method over a period of 15 to 20 years. The Company had $1.8 million and $1.8 million of intangible assets at March 25, 2017 and March 26, 2016, respectively. The Company had $1.1 million and $1.0 million of accumulated amortization of intangibles at March 25, 2017 and March 26, 2016, respectively.

(h)	Deferred financing costs:

The Company amortizes deferred financing costs incurred in connection with its financing agreements using the effective interest method over the term of the related financing. Such deferred costs are presented as a reduction to long-term debt in the accompanying consolidated balance sheets.

(i)	Warranty accrual:

The Company generally provides warranties on its jewelry and watches for periods extending up to three years and has a battery replacement policy for its private label watches. The Company accrues a liability based on its historical repair costs for such warranties.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

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

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Foreign exchange losses of $0.2 million, $0.3 million and $0.4 million were recorded in cost of goods sold for the years ended March 25, 2017, March 26, 2016 and March 28, 2015, respectively and $0.1 million, ($0.2) million and ($0.5) million of gains (losses) on foreign exchange were recorded in interest and other financial costs related to U.S. dollar denominated debt of the Company’s Canadian operations for the years ended March 25, 2017, March 26, 2016 and March 28, 2015, respectively.

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

The Company periodically reviews the estimated useful lives of its depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition is less than its carrying value. Measurement of an impairment loss for such long-lived assets would be based on the difference between the carrying value and the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. During fiscal 2015, the Company recorded impairment charges on long-lived assets of $0.2 million associated with a Canadian Birks retail shop-in-shop location due to the projected operating performance of the location and a software impairment associated with a decision to abandon a software project. No impairment charge was recorded in fiscal 2017 and fiscal 2016.

(m)	Advertising and marketing costs:

Advertising and marketing costs are generally charged to expense as incurred and are included in selling, general and administrative expenses in the consolidated statements of operations. However, certain expenses such as those related to catalogs are expensed at the time such catalogs are shipped to recipients. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses, and amounted to $2.6 million, $2.7 million and $2.9 million for each of the years ended March 25, 2017, March 26, 2016 and March 28, 2015, respectively. Advertising and marketing expense, net of vendor cooperative advertising allowances, amounted to $8.7 million, $9.0 million and $9.5 million in the years ended March 25, 2017, March 26, 2016 and March 28, 2015, respectively.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

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

Lessor incentive amounts on operating leases are deferred and amortized as a reduction of rent expense over the term of the lease. Rent expense is recorded on a straight-line basis, which takes into effect any rent escalations, rent holidays and fixturing periods. Deferred operating lease liabilities amounted to $5.0 million at March 25, 2017 ($4.4 million at March 26, 2016) presented as other long term liabilities. Lease terms are from the inception of the fixturing period until the end of the initial lease term and generally exclude renewal periods. However, renewal periods would be included in instances in which the exercise of the renewal period option would be reasonably assured and failure to exercise such option would result in an economic penalty. Contingent rent payments vary by lease, are based on a percentage of revenue above a predetermined sales level and are expensed when it becomes probable the sales levels will be achieved. This level is different for each location and includes and excludes various types of sales.

(q)	Earnings per common share:

Basic earnings per share (“EPS”) is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the dilutive effect of the assumed exercise of stock options, warrants and equity settled stock appreciation rights.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

The following table sets forth the computation of basic and diluted earnings per common share for the years ended March 25, 2017, March 26, 2016 and March 28, 2015:

	Fiscal Year Ended
	March 25, 2017	March 26, 2016	March 28, 2015
	(In thousands, except per share data)

Basic income (loss) per common share computation:
Numerator:
Net income (loss)	$4,928	$5,438	$(8,632)
Denominator:
Weighted-average common shares outstanding	17,961	17,961	17,937

Income (loss) per common share	$0.27	$0.30	$(0.48)

Diluted income (loss) per common share computation:
Numerator:
Net income (loss)	$4,928	$5,438	$(8,632)
Denominator:
Weighted-average common shares outstanding	17,961	17,961	17,937
Dilutive effect of stock options and warrants	457	—	—

Weighted-average common shares outstanding – diluted	18,418	17,961	17,937

Diluted income (loss) per common share	$0.27	$0.30	$(0.48)

For the year ended March 25, 2017, the effect from the assumed exercise of 417,377 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended March 26, 2016, the effect from the assumed exercise of 666,789 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended March 28, 2015, the effect from the assumed exercise of 442,088 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect.

(r)	Commodity and currency risk:

The Company has exposure to market risk related to gold, silver, platinum and diamond purchases and foreign exchange risk. The Company may periodically enter into gold futures contracts to economically hedge a portion of these risks. During the years ended and as of March 25, 2017 and March 26, 2016, there were no such contracts outstanding.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

(s)	Recent Accounting Pronouncements adopted during the year:

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected. The Company has adopted this new guidance as of March 26, 2016 on a retrospective basis and has adjusted the balance sheet of each individual period presented to reflect the period-specific effects of applying the new guidance. This ASU has impacted the Company’s balance sheet presentation by reclassifying deferred financing costs of $1.1 million as at March 25, 2017 and $1.7 million as at March 26, 2016 which were previously accounted for as an asset, as a reduction of the debt liability.

In April 2015, the FASB issued ASU 2015-05 – Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement (an update to Subtopic 350-40, Intangibles – Goodwill and Other – Internal-Use Software ), which provides guidance on accounting for cloud computing fees and states that if a cloud computing arrangement includes a software license, then the license element of the arrangement should be accounted for in a manner consistent with the acquisition of other software licenses, whereas if a cloud computing arrangement does not include a software license, the arrangement should be accounted for as a service contract. The guidance was adopted by the Company in fiscal year 2017. The Company has elected to apply this standard retrospectively as a result of the Company engaging a leading provider of intelligent business solutions to enterprise and mid-market companies for the implementation of a range of solutions based upon Microsoft Dynamics AX in March 2016. This ASU did not have a material impact on the prior year financial statements. Up-front payments related to the software license and other costs incurred related to enhancing and configuring the new system are included in prepaid and other current assets.

In August 2014, the FASB issued ASU 2014-15 - Presentation of Financial Statements – Going Concern, which defines management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and provide related disclosures. This ASU provides guidance to an organization’s management, with principles and definitions to reduce diversity in the timing and content of financial statement disclosures commonly provided by organizations. This ASU was adopted by the Company in the current fiscal year and had no material impact on the consolidated financial statements.

(t)	Recent Accounting Pronouncement not yet adopted:

In May 2014, the FASB issued ASU 2014-09 - Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. In 2016, the FASB issued three additional ASUs to provide clarification to Topic 606. The ASUs will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company for its fiscal year beginning after December 15, 2017. Early application is permitted only as of annual reporting periods beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the impact of adopting these standards will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method.

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

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015 or net realizable value less an approximately normal profit margin. This ASU is effective for interim and annual periods beginning after December 15, 2016. The amendments should be applied prospectively and earlier application is permitted. Management does not expect that the adoption of this standard will have a material effect on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 - “Leases (Topic 842).” The new guidance primarily impacts lessee accounting by requiring the recognition of a right-of-use asset and a corresponding lease liability on the balance sheet for long-term lease agreements. The lease liability will be equal to the present value of all reasonably certain lease payments. The right-of-use asset will be based on the liability, subject to adjustment for initial direct costs. Lease agreements that are 12 months or less are permitted to be excluded from the balance sheet. In general, leases will be amortized on a straight-line basis with the exception of finance lease agreements. ASU 2016-02 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018, with early adoption permitted. Management is currently evaluating the impact the adoption of this guidance will have on the Company’s financial position and results of operations.

In June 2016, the FASB issued ASU 2016-13 - Financial Instruments – Credit Losses (Topic 326), which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost, the new guidance eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. ASU 2016-13 will affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, and any other financial assets not excluded from the scope that have the contractual right to receive cash. ASU 2016-13 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019. Management is currently evaluating the impact the adoption of this guidance will have on the Company’s financial position and results of operations.

In August 2016, the FASB issued ASU 2016-15 - Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (Topic 230). The new guidance primarily addresses the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. The following eight specific cash flows issues are addressed: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Management is currently evaluating the impact the adoption of this guidance will have on the Company’s financial position and results of operations.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

3.	Accounts receivable:

Accounts receivable, net of allowance for doubtful accounts, at March 25, 2017 and March 26, 2016 consist of the following:

	As of
	March 25, 2017	March 26, 2016
	(In thousands)

Customer trade receivables	$10,389	$8,041
Other receivables	3,172	2,252

	$13,561	$10,293

Continuity of the allowance for doubtful accounts is as follows (in thousands):

Balance March 29, 2014	$1,806
Additional provision recorded	613
Net write-offs	(160)

Balance March 28, 2015	2,259
Additional provision recorded	190
Net write-offs	(294)

Balance March 26, 2016	2,155
Additional provision recorded	845
Net write-offs	(221)

Balance March 25, 2017	$2,779

Certain sales plans relating to customers’ use of Mayors credit cards provide for revolving lines of credit and/or installment plans under which the payment terms exceed one year. The receivables repayable within a timeframe exceeding one year included under such plans, amounted to approximately $6.4 million and $5.0 million at March 25, 2017 and March 26, 2016, respectively, and are included in customer trade receivables.

4.	Inventories:

Inventories, net of obsolescence reserve, are summarized as follows:

	As of
	March 25, 2017	March 26, 2016
	(In thousands)

Raw materials	$3,768	$4,301
Work in progress	49	95
Retail inventories and manufactured finished goods	128,252	133,443

	$132,069	$137,839

Continuity of the obsolescence reserve for inventory is as follows (in thousands):

Balance March 29, 2014	$2,514
Additional charges	1,545
Deductions	(1,313)

Balance March 28, 2015	2,746
Additional charges	626
Deductions	(1,228)

Balance March 26, 2016	2,144
Additional charges	496
Deductions	(954)

Balance March 25, 2017	$1,686

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

5.	Property and equipment:

The components of property and equipment are as follows:

	As of
	March 25, 2017	March 26, 2016
	(In thousands)

Land	$—	$4,909
Buildings	—	7,274
Leasehold improvements	37,114	36,550
Equipment	1,924	1,933
Molds	33	838
Furniture and fixtures	8,612	9,858
Software and electronic equipment	21,409	19,155

	69,092	80,517
Accumulated depreciation	(46,102)	(51,098)

	$22,990	$29,419

The Company wrote off $8.2 million of gross fixed assets that were fully amortized during the year ended March 25, 2017 (March 26, 2016 - $10.4 million), mostly related to leasehold improvements. Property and equipment, having a cost of $1.9 million and a net book value of $1.1 million at March 25, 2017, and a cost of $12.1 million and a net book value of $8.4 million at March 26, 2016, are under capital leasing arrangements.

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

As of March 25, 2017 and March 26, 2016, bank indebtedness consisted solely of the Company’s senior secured revolving credit facility which had an outstanding balance of $70.4 million and $62.4 million, respectively. The senior secured revolving credit facility is collateralized by substantially all of the Company’s assets. Our excess borrowing capacity, which was above $6.0 million throughout fiscal 2017, was $14.6 million as of March 25, 2017 and $16.2 million as of March 26, 2016. The Company must maintain positive excess availability.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

In December 2016, the Company executed an amendment to the terms of its $110.0 million senior secured revolving credit facility to extend the maturity, which was set to expire on August 22, 2017. The term of the senior secured revolving credit facility now expires on the earlier to occur of (a) December 21, 2021 or (b) the date that is 91 days prior to the maturity date then in effect with respect to the senior secured term loan debt. The Company also executed an amendment to the terms of its senior secured term loan to extend the maturity from August 22, 2018 to May 21, 2021 and to reduce the senior secured term loan amount from $33.0 million to $28.0 million, with the $5.0 million reduction in the senior secured term loan borrowed under the senior secured revolving credit facility. In addition, as part of the amendments to the senior secured revolving credit facility and the senior secured term loan, the minimum excess availability levels required to be maintained by the Company has been reduced from $8.0 million to $6.0 million. The amendments to the senior secured revolving credit facility and the senior secured term loan also include a reduction to the minimum adjusted EBITDA levels and reduce the seasonal availability blocks imposed from December 20th to January 20th of each year from $12.5 million to $11.5 million and from January 21st to February 10th from $5.0 million to $4.0 million. Failure to meet the minimum adjusted EBITDA covenant in the event that availability falls below $6.0 million for any five consecutive business days is considered an event of default under the amended agreements, that could result in the outstanding balances borrowed under the Company’s senior secured term loan and senior secured revolving credit facility becoming due immediately, which would result in cross defaults on the Company’s other borrowings.

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

The information concerning the Company’s senior secured credit facility is as follows:

	Fiscal Year Ended
	March 25, 2017	March 26, 2016
	(In thousands)

Maximum borrowing outstanding during the year	$83,615	$78,137
Average outstanding balance during the year	$71,750	$68,205
Weighted average interest rate for the year	3.2%	3.2%
Effective interest rate at year-end	3.0%	3.3%

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

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

8.	Long-term debt:

(a)	Long-term debt consists of the following:

	As of
	March 25, 2017	March 26, 2016
	(In thousands)
Senior secured term loans that are subordinated in lien priority to the Company’s senior secured revolving credit facility. The loan bears interest at an annual rate of LIBOR plus 9.75% on $28 million of debt. $5 million was repaid in December 2016. The term of the loan expires in May 2021.	$26,952	$32,186
Term loan from Investissement Quebec, bearing interest at an annual rate of Canadian prime plus 7.0%, repayable beginning in October 2014 in 60 equal monthly principal payments of $62,314 (CAD$83,333), secured by the assets of the Company. The balance at March 25, 2017 and March 26, 2016 was CAD$2.9 million and CAD$3.7 million, respectively (b).	2,141	2,786
Term loan from Investissement Québec, bearing interest at an annual rate of Canadian prime plus 5.5%, repayable beginning in April 2012 in 48 equal monthly capital repayments of $155,786 (CAD$208,333), secured by the assets of the Company. The balance at March 25, 2017 and March 26, 2016 was CAD$1.0 million and CAD$3.1 million, respectively (b).	779	2,355
Term loan from Investissement Québec, bearing interest at an annual rate of Canadian prime plus 10%, repayable beginning in August 2015 in 48 equal monthly principal payment of $31,157 (CAD$41,667), secured by the assets of the Company. The balance at March 25, 2017 and March 26, 2016 was CAD$1.4 million and 1.8 million respectively (b)	1,061	1,383
Obligations under capital leases, at annual interest rates between 3.6% and 14.9%, secured by leasehold improvements, furniture, and equipment, maturing at various dates to March 2021.	902	1,719
Cash advance provided by the Company’s controlling shareholder, Montrovest, bearing interest at an annual rate of 11%, net of withholding taxes (note 16(c))	1,500	1,500
Senior secured term loan that is subordinated in lien priority to the Company’s senior secured revolving credit facility. The loan bore interest at an annual rate of LIBOR plus 9.75%. The loan was repaid in May 2016.	—	1,215

Obligation under capital lease on land and building, pursuant to a sale-leaseback transaction. This obligation was terminated in November 2016 upon the sale of the Montreal head-office building. The balance at March 25, 2017 and March 26, 2016 was nil and CAD$12.1 million, respectively (f).	—	9,141

	33,335	52,285

Current portion of long-term debt	2,810	5,634

	$30,525	$46,651

(b)	In November 2015, the Company amended the monthly capital requirements amounts of all term loans with Investissement Québec in order to reduce its short-term capital requirements. The impact of the amendment on the first twelve months following the effective date of the amendment translates to a reduction of CAD$2 million (approximately $1.5 million in U.S. dollars) of the monthly capital requirements. This amendment was agreed to by the senior secured lenders.

The term loans with Investissement Québec require the Company on an annual basis to have a working capital ratio of at least 1.15. Up until October 28, 2016, Investissement Québec also required the Company to maintain an adjusted long-term debt to adjusted net assets ratio below 2.5 on an annual basis, at which date Investissement Québec removed this covenant. On each of June 26, 2015 and March 7, 2016, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the adjusted long-term debt to adjusted net assets ratio for fiscal 2016 and fiscal 2015, respectively. The Company was in compliance with the working capital ratio as of March 25, 2017.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

(c)	Future minimum lease payments for capital leases required in the following five years and thereafter are as follows (in thousands):

Year ending March:
2018	$592
2019	125
2020	92
2021	92
2022	67
Thereafter	—

968
Less imputed interest	66

$902

(d)	Principal payments on long-term debt required in the following five years and thereafter, including obligations under capital leases, are as follows (in thousands):

Year ending March:
2018	$2,810
2019	1,191
2020	712
2021	27,057
2022	65
Thereafter	1,500

$33,335

(e)	As of March 25, 2017 and March 26, 2016, the Company had $0.9 million and $1.0 million, respectively, of outstanding letters of credit which were provided to certain lenders.

(f)	In December 2000, the Company entered into a capital lease agreement for the Company’s Montreal head office and store pursuant to which the Company sold and leased back the building, including the Montreal flagship store, for a term of 20 years ending December 11, 2020. The net annual rental rate was CAD$2.2 million (approximately $1.6 million U.S. dollars) for the period that ended on December 11, 2016. On November 1, 2016, the Company entered into an agreement with the new owner of the building to terminate the existing lease agreement for the building in advance of its expiry date in December 2020 and to lease the premises for the Company’s flagship store at its current location, which is an operating lease. As a result, a capital lease asset of CAD $8.7 million (approximately $6.5 million in U.S. dollars) and a capital lease obligation of CAD $11.6 million (approximately $8.7 million in U.S. dollars) at November 1, 2016 were derecognized and a non-cash gain of CAD $2.9 million (approximately $2.2 million in U.S. dollars) (included as part of other long-term liabilities) is being deferred and amortized over the term of the new lease of the flagship store.

9.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:

(i)	The Company can issue stock options, SARs, deferred share units and restricted stock units to executive management, key employees and directors under the following stock-based compensation plans.

The Company has a Long-Term Incentive Plan under which awards may be made in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of the Company. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015 that incentive stock options may not be granted to consultants. The Long-Term Incentive Plan provided for the grant of units and performance units or share awards. As of March 25, 2017, there were 128,000 cash-based stock appreciation rights that were exercisable under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $1.33. As of March 25, 2017, there were stock options to purchase 650,000 Class A voting shares outstanding under the Long-Term Incentive Plan. During fiscal 2017 no stock options were issued under the Long-Term Incentive Plan. During fiscal 2016, stock options to purchase 235,000 shares of the Company’s Class A voting shares were issued with a three year vesting period, with an average exercise price of $0.78, and an expiration date of 10 years after the grant date. The weighted-average grant-date fair value of the options granted during fiscal 2016 was $0.69. The fair value of the newly issued options in fiscal 2016 was calculated as of the date of their grant, using the Black-Scholes option pricing model with the following weighted-average assumptions: Dividend yield – 0%; Expected volatility – 95.3%; Risk-free interest rate – 2.3%; and expected term in years – 10 years. The outstanding options as of March 25, 2017 had no intrinsic value. The unrecognized compensation related to the non-vested portion of stock options granted as of March 25, 2017 was $46,000. Total compensation cost for options recognized in expenses was $92,000, $109,000 and $76,000 during fiscal 2017, 2016, and 2015, respectively. This plan expired in February 2016 and no further awards will be granted under this plan. However, the Long-Term Incentive Plan will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms.

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Further to the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. A total of 1,000,000 shares of the Company’s Class A voting shares are reserved for issuance under the Omnibus LTIP. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of March 25, 2017, there were stock options to purchase 218,000 Class A voting shares outstanding under the Omnibus LTIP, all of which were issued during fiscal 2017, with a three year vesting period, with an average exercise price of $1.43 and an expiration date of 10 years after the grant date. The weighted-average grant-date fair value of the options granted during fiscal 2017 was $1.34. The fair value of the newly issued options in fiscal 2017 was calculated as of the date of their grant, using the Black-Scholes option pricing model with the following weighted-average assumptions: Dividend yield – 0%; Expected volatility – 114.63%; Risk-free interest rate –2.2%; and expected term in years – 10 years. The outstanding options as of March 25, 2017 had no intrinsic value. The unrecognized compensation related to the non-vested portion of stock options granted as of March 25, 2017 was $225,000. Total compensation cost for options recognized in expenses was $65,000 during fiscal 2017.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

The Company has outstanding employee stock options issued under the Birks Employee Stock Option Plan (the “Birks ESOP”). Effective November 15, 2005, no awards are permitted to be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms. In March 2010, the Company offered employees who held options under this plan the right to amend their current options. The amended options terms would be consistent with the original grant except that the new options would have a lower exercise price, be exercisable for a lesser number of the Company’s Class A voting shares, have a new ten-year term and be subject to different terms in the event of a change in control or if the Company had a going-private transaction. The amended options have an exercise price of $1.05 per share. As of March 25, 2017, March 26, 2016, and March 28, 2015 there were 6,162, 6,162 and 6,162 Class A voting shares underlying options granted under the Birks ESOP, respectively. No compensation expense was required to be recorded related to the amended option transaction and no compensation expense was required to be recorded for the outstanding option under this plan for the years ended March 25, 2017, March 26, 2016, and March 28, 2015.

The following is a summary of the activity of Birks’ stock option plans and arrangements.

	Options	Weighted average exercise price
Outstanding March 29, 2014	664,585	$1.21
Granted	50,000	1.94
Exercised	(111,372)	1.04
Expired	(15,000)	7.73
Forfeited	(147,051)	1.10

Outstanding March 28, 2015	441,162	1.15
Granted	235,000	0.78
Forfeited	(10,000)	1.10

Outstanding March 26, 2016	666,162	1.02
Granted	218,000	1.43
Forfeited	(10,000)	0.78

Outstanding March 25, 2017	874,162	$1.13

A summary of the status of Birks’ stock options at March 25, 2017 is presented below:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.78	225,000	8.5	$0.78	74,996	$—
$0.84	100,000	6.1	0.84	100,000	0.84
$0.89	55,000	5.6	0.89	55,000	0.89
$1.04-1.05	156,162	4.7	1.04	156,162	1.04
$1.25-1.66	70,000	5.2	1.48	70,000	1.48
$1.43	218,000	9.7	1.43	—	—
$1.94	50,000	7.8	1.94	33,333	1.94

	874,162	8.2	$1.13	489,491	$1.07

(ii)	Under plans approved by the former Board of Directors of Mayors, the Company has outstanding stock options issued to employees and members of the Company’s Board of Directors. No further awards will be granted under these plans. As of March 25, 2017, there are 627 options outstanding with a weighted average remaining estimated life of 4 years. No compensation expense was required to be recorded related to the options outstanding under this program for the years ended March 25, 2017, March 26, 2016, and March 28, 2015, respectively.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

The following is a summary of the activity of Mayors stock option plans:

	Options	Weighted average exercise price
Outstanding March 29, 2014	3,836	$5.19
Expired	(2,910)	6.51

Outstanding March 28, 2015	926	1.05
Expired	(299)	1.05

Outstanding March 26, 2016 and March 25, 2017	627	1.05

A summary of the status of the option plans at March 25, 2017 is presented below:

Exercise price		Options outstanding and exercisable
	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price
$1.05	627	3.1	$1.05

(iii)	The Company issues new shares to satisfy share-based awards and exercise of stock options. During fiscal 2017, 2016, and 2015, respectively, no cash was used to settle equity instruments granted under share-based payment arrangements.

(b)	As of March 25, 2017, the Company had outstanding warrants exercisable into 382,693 shares of the Company’s Class A voting shares. These warrants have a weighted average exercise price of $3.42 per share and expire on August 20, 2022. As of November 1, 2005, these awards were fully vested and no additional compensation expense will be recognized.

(c)	Restricted stock units and deferred share unit plans:

On November 15, 2016, the Company issued 121,500 cash settled restricted stock units (RSU) to members of senior management under the Omnibus LTIP. These units vest after three years and expire one month following the vesting date.. The Company also issued 55,944 cash settled deferred share units (DSU) to members of the board of directors. These units vest immediately upon the date the member ceases being a director and expire on December 31 of the following year. Compensation expense is recognized using the fair market value at the date of grant and recorded rateably over the vesting period. The liability will be re-measured over the vesting period. As at March 25, 2017, the Company has recognized a liability and compensation expense of $34,000 in relation to these units.

(d)	Employee stock purchase plan:

The Company has an Employee Stock Purchase Plan (“ESPP”) that permits eligible employees, which does not include executives of the Company, to purchase the Company’s Class A voting stock at 85% of the Class A voting shares fair market value through regular payroll deductions. A total of 100,000 shares of the Company’s Class A voting shares are reserved for issuance under the ESPP. As of March 25, 2017, 99,995 Class A voting shares were outstanding under the ESPP and no additional shares will be issued under this plan.

No shares were issued under the ESPP in fiscal 2017, 2016, and 2015.

(e)	Profit sharing plan:

Mayors has a 401(k) Profit Sharing Plan & Trust (the “Plan”), which permits eligible employees to make contributions to the Plan on a pretax salary reduction basis in accordance with the provisions of Section 401(k)

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015 of the Internal Revenue Code. Mayors historically made cash contributions of 25% of the employee’s pretax contribution, up to 4% of Mayors employee’s compensation, in any calendar year. Effective January 1, 2009, the Company exercised its right to cancel all future matching contributions to the Plan and as such, no additional matching cash payments were made to the Plan during fiscal 2017, 2016, and 2015.

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

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

(g)	CEO Long-term Cash Incentive Plan:

In April 2015, the Company’s Board of Directors approved a long-term cash incentive plan for the Chief Executive Officer (“CEO LTCIP”). The intention of the CEO LTCIP is to reward the Chief Executive Officer based on the Company’s performance over three-year cycles, the first of which begins with the fiscal 2016 through fiscal 2018 period. The approval of this three-year cycle is at the discretion of the Board of Directors on recommendation of the Compensation Committee. The CEO LTCIP is structured to fund a pool of dollars based on the successful achievement of earnings before tax (“EBT”) and the level of achievement of three key metrics that can modify the amount achieved based on EBT over three one-year periods. The amount of money funded each year, if earned, is added together at the end of the three-year cycle (with each year comprising one third of the total payout opportunity). Fifty percent (50%) of the final value of the pool following completion of the three year cycle is payable at the end of the three year cycle (early fiscal year 2019). with the remaining 50% payable one year thereafter (early fiscal 2020) subject to the Chief Executive Officer remaining employed at the time of payout and the payout not causing any default under our senior secured credit facilities. As of March 25, 2017 and March 26, 2016, no amounts were earned under the CEO LTCIP.

10.	Income taxes:

(a)	The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 25, 2017, the Company had no accrued interest or penalties related to uncertain tax positions due to available tax loss carry forwards. The tax years 2011 through 2017 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company evaluates its deferred tax assets to determine if any adjustments to its valuation allowances are required. As part of this analysis, the Company could not reach the required conclusion that it would be able to more likely than not realize the value of both its U.S. and Canadian net deferred tax assets in the future. As a result, the Company has a non-cash valuation allowance of $53.3 million against the majority of the Company’s net deferred tax assets.

In fiscal 2017, the Company reversed a net valuation allowance of $5.3 million related to Mayors on the basis of management’s reassessment of the amount of deferred tax assets that are more likely than not to be realized in the foreseeable future (1 to 3 years).

As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. As of March 25, 2017 Mayors has three years of cumulative pre-tax income in the U.S. federal tax jurisdiction, as well as other positive indicators, and the Company determined that there is sufficient evidence to conclude that it is more likely than not that deferred income taxes of $5.3 million are realizable in the foreseeable future. It therefore reduced the valuation allowance accordingly.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

The significant items comprising the Company’s net deferred tax assets at March 25, 2017 and March 26, 2016 are as follows:

	Fiscal Year Ended
	March 25, 2017	March 26, 2016
	(In thousands)
Deferred tax assets:

Loss and tax credit carry forwards	$44,296	$39,710

Difference between book and tax basis of property and equipment	4,951	2,731

Interest expense limitations carry forward	7,190	10,697

Inventory allowances	383	417

Other reserves not currently deductible	1,045	807

Capital lease obligation	—	2,431

Expenses not currently deductible	776	667

Other	(27)	(175)

Net deferred tax asset before valuation allowance	58,614	57,285

Valuation allowance	(53,311)	(57,285)

Net deferred tax asset	$5,303	$—

The Company’s income tax expense (benefit) consists of the following components:

	Fiscal Year Ended
	March 25, 2017	March 26, 2016	March 28, 2015
	(In thousands)
Income tax expense (benefit):
Current	$26	$50	$77
Deferred	550	1,591	(2,636)
Valuation allowance	(5,853)	(1,591)	2,559

Income tax expense	$(5,277)	$50	$—

The Company’s current tax payable at March 25, 2017 was $(140,000), $35,000 for March 26, 2016, and nil for March 28, 2015.

The Company’s provision for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended
	March 25, 2017	March 26, 2016	March 28, 2015
Canadian statutory rate	$(93)	$1,460	$(2,275)

Rate differential for U.S. operations	545	358	(443)

Utilization of unrecognized losses and other tax attributes	(7,404)	(1,768)	—

Valuation allowance on deferred tax assets	1,538	177	2,636

Permanent differences and other	137	(177)	82

Total	$(5,277)	$50	$—

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

(b)	At March 25, 2017, the Company had federal non-capital losses of CAD$24.5 million ($18.3 million in U.S. dollars) available to reduce future Canadian federal taxable income and investment tax credits (“ITC’s”) in Canada of CAD$260,000 ($194,000 in U.S. dollars) available to reduce future Canadian federal income taxes payable which will expire between 2023 and 2036.

(c)	As of March 25, 2017, Mayors and another of the Company’s US subsidiary have federal and state net operating loss carry forwards in the U.S. of approximately $106 million and $92.2 million, respectively. Due to Section 382 limitations from the change in ownership for the year ended March 29, 2003, the utilization of approximately $35.3 million of the pre-acquisition net operating loss carry forwards is limited to approximately $953,000 on an annual basis through 2022. The federal net operating loss carry forwards expire beginning in fiscal 2020 through fiscal 2034 and the state net operating loss carry forwards expire beginning in fiscal 2018 through fiscal 2034. Mayors also has an alternative minimum tax credit carry forward of approximately $1.1 million to offset future federal income taxes.

11.	Capital stock:

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

	Class A common stock		Class B common stock		Total common stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount

Balance as of March 28, 2015	10,242,911	$30,988	7,717,970	$38,613	17,960,881	$69,601
Exercise of stock options	—	—	—	—	—	—

Balance as of March 26, 2016	10,242,911	$30,988	7,717,970	$38,613	17,960,881	$69,601

Exercise of stock options	—	—	—	—	—	—

Balance as of March 25, 2017	10,242,911	$30,988	7,717,970	$38,613	17,960,881	$69,601

12.	Restructuring Charges:

In July 2014, the Company provided to its senior secured lenders and announced an operational restructuring plan to reduce corporate overhead costs, improve profitability and drive efficiency within the organization. The restructuring plan included consolidating most of its corporate administrative workforce from its regional office in Tamarac, Florida to its Montreal corporate head office as well as the outsourcing of a portion of the Company’s jewelry manufacturing and other corporate office staff reductions. In February 2017, the Company began the second phase of the operational restructuring plan, incurring restructuring charges of approximately $0.8 million in fiscal 2017 primarily associated with severance, as the Company eliminated certain corporate administrative positions to further increase efficiency. During fiscal 2016, the Company recorded $0.8 million of restructuring charges. These charges were primarily associated with severance and temporary duplication of salaries during the transition of positions from Tamarac to Montreal. During fiscal 2015, the Company recorded $2.6 million of restructuring charges. These charges included $1.4 million of severance and employee retention related charges and $0.6 million of transition-related charges associated with the consolidation of positions to Montreal including temporary duplication of salaries during the transition, recruitment costs for positions

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015 transferred to Montreal and travel and relocation costs. Restructuring charges also included the recording of a $0.5 million loss on the sublet of a portion of the Tamarac facility and $0.1 million of commission costs associated with the sublease agreement. As of March 25, 2017, accounts payable and accrued liabilities related to these restructuring charges were nil (March 26, 2016 - $0.3 million) and cash paid during fiscal 2017 for such charges was $0.8 million (fiscal 2016 - $1.8 million).

13.	Commitments:

Operating leases:

The Company leases all of its retail stores under operating leases. The rental costs are based on minimum annual rentals and for some of the stores, a percentage of sales. Such percentage of sales varies by location. In addition, most leases are subject to annual adjustments for increases in real estate taxes and common area maintenance costs. The Company also has operating leases for certain equipment.

Future minimum lease payments for the next five years and thereafter are as follows (in thousands):

Year ending March:
2018	$14,924
2019	14,515
2020	14,221
2021	12,674
2022	12,145
Thereafter	42,799

$111,278

Rent expense for the Company was approximately $23.2 million, including $0.8 million of contingent rent for the year ended March 25, 2017, $21.8 million, including $0.5 million of contingent rent for the year ended March 26, 2016 and $23.4 million, including $0.7 million of contingent rent for the year ended March 28, 2015.

14.	Contingencies:

(a)	The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigations and claims. While the final outcome with respect to claims and legal proceedings pending at March 25, 2017 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

(b)	From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. At March 25, 2017 and March 26, 2016, the amount guaranteed under such arrangements was approximately $8.4 million and $9.3 million, respectively. At March 25, 2017 and March 26, 2016, the Company has recorded in accrued liabilities a reserve of $0.5 million and $0.5 million, respectively, associated with this guaranteed amount.

15.	Segmented information:

The Company has two reportable segments Retail and Other. As of March 25, 2017, Retail operated 26 stores across Canada under the Birks brand, and 17 stores in the Southeastern U.S. under the Mayors brand, 1 store under the Rolex brand name in Orlando, as well as 2 retail locations in Calgary and Vancouver under the Brinkhaus brand. Other consists primarily of our e-commerce business, gold exchange business, which purchases gold and other precious metals from clients and refines the metals purchased, wholesale business and until August 2015 the corporate sales division which was sold.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

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

Certain information relating to the Company’s segments for the years ended March 25, 2017, March 26, 2016, and March 28, 2015, respectively, is set forth below:

	Retail			Other			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015
	(In thousands)
Sales to external customers	$283,807	$281,940	$293,146	$3,114	$3,886	$8,491	$286,921	$285,826	$301,637
Inter-segment sales	—	—	—	13,586	14,002	15,891	13,586	14,002	15,891
Unadjusted Gross profit	108,487	110,023	118,128	1,062	2,691	5,390	109,549	112,714	123,518

The following sets forth reconciliations of the segments’ gross profits and certain unallocated costs to the Company’s consolidated gross profits for the years ended March 25, 2017, March 26, 2016, and March 28, 2015:

	Fiscal Year Ended
	March 25, 2017	March 26, 2016	March 28, 2015
	(In thousands)

Unadjusted gross profit	$109,549	$112,714	$123,518
Inventory provisions	(1,250)	(2,084)	(3,151)
Other unallocated costs	(177)	(1,630)	(2,551)
Adjustment of intercompany profit	312	387	(11)

Gross profit	$108,434	$109,387	$117,805

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

Sales to external customers and long-lived assets by geographical areas were as follows:

	Fiscal Year Ended
	March 25, 2017	March 26, 2016	March 28, 2015
	(In thousands)

Geographic Areas
Net sales:
Canada	$116,436	$128,651	$143,384
United States	170,485	157,175	158,253

	$286,921	$285,826	$301,637

Long-lived assets:
Canada	$13,921	$18,610	$17,072
United States	9,259	11,302	11,957

	$23,180	$29,912	$29,029

Classes of Similar Products
Net sales:
Jewelry and other	$122,405	$127,220	$141,781
Timepieces	164,516	158,606	159,856

	$286,921	$285,826	$301,637

16.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the consolidated financial statements except the following:

	Fiscal Year Ended
	March 25, 2017	March 26, 2016	March 28, 2015
	(In thousands)
Transactions:
Purchases of inventory from supplier related to shareholder (d)	$—	$503	$189
Management fees to related parties (b)	154	155	238
Consultant fees to a related party (e)	150	173	175
Expense reimbursement to a related party (f)	178	201	241
Interest expense on cash advance received from controlling shareholder (c)	165	165	165
Compensation paid to a related party (h)	67	—	136

Balances:
Accounts payable to supplier related to shareholder (d)	—	17	—
Accounts payable to related parties	57	38	447
Interest payable on cash advance received from controlling shareholder	24	25	136

(b)

On June 8, 2011, the Board of Directors approved the Company entering into a Management Consulting Service Agreement with Montrovest. Under the agreement, the Company paid Montrovest an annual retainer fee of €140,000 in exchange for services related to the raising of capital for international expansion projects and such other services relating to merchandising and/or marketing of the Company’s products as the Company may request. The agreement was in effect until June 8, 2012 and was extended automatically for successive terms of

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015 one year unless either party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement is subject to the review and approval of the Company’s Corporate Governance Committee and the Board of Directors. In fiscal 2017, fiscal 2016 and fiscal 2015, the Company paid nil, €105,000 and €140,000 respectively (approximately nil, $116,000 and $178,000 in U.S. dollars, respectively), under this agreement to Montrovest. In April 2015, the agreement was renewed for an additional one-year term ending June 8, 2016. The Company’s Board of Directors approved entering into the agreement and its renewal with Montrovest in accordance with the Company’s Code of Conduct relating to related party transactions. In February 2015, the Company’s Board of Directors approved the reimbursement to Montrovest of legal fees incurred by Montrovest in connection with the issuance of the $5.0 million LC for the benefit of the Company up to a total amount of CAD$75,000 (approximately $60,000 in U.S. dollars). Mr. Coda Nunziante, the Company’s Vice President, Strategy was a managing director of Montrovest until June 30, 2012. Mr. Davide Barberis Canonico, one of our directors, is a member of the Supervisory Board of Directors of Montrovest. On November 17, 2015, our Board of Directors approved the termination of the Management Consulting Services Agreement with Montrovest effective December 31, 2015 and the entering into the Management Consulting Services Agreement with Gestofi S.A. (“Gestofi”) effective January 1, 2016 on the same terms and conditions as the agreement with Montrovest, all in accordance with the Company’s Code of Conduct relating to related party transactions. In fiscal 2017 and fiscal 2016, €140,000 and €35,000 respectively (approximately $154,000 and $39,000 in U.S. dollars) was paid to Gestofi under this agreement.

(c)	In February 2009 and May 2009, the Company received a $2.0 million and a $3.0 million, respectively, cash advance from its controlling shareholder, Montrovest, to finance working capital needs and for general corporate purposes. These advances and any interest thereon are subordinated to the indebtedness of the Company’s existing senior credit facilities and secured term loans and were convertible into a convertible debenture or Class A voting shares in the event of a private placement or repayable upon demand by Montrovest once conditions stipulated in the Company’s senior credit facilities permit such a payment. The cash advance bore interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance would have been paid to Montrovest. In June 2011, the Company amended its cash advance agreements with Montrovest. Under the terms of the amended agreements, the annual interest rate on the $5.0 million in cash advances outstanding was reduced from 16%, net of withholding taxes to 11%, net of withholding taxes representing an effective interest rate of approximately 12.2%. The amended agreements eliminated the convertibility of the cash advances into convertible debentures or Class A voting shares in the event of a private placement and also eliminated the payment of a 7% fee if the debt was converted into convertible debentures or Class A voting shares. The Company also amended its management subordination agreement with Montrovest and its senior lenders, eliminating the payment of any success fee to Montrovest if the Company receives net cash proceeds of $5 million or more related to an equity issuance. The Company paid a one-time fee of $75,000 to Montrovest associated with the amendment of the cash advance agreements. In August 2012, a partial repayment of $3.5 million was made on these cash advances. At March 25, 2017 and March 26, 2016, advances payable to the Company’s controlling shareholder, Montrovest, amounted to $1.5 million.

(d)

In August 2002, the Company entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments S.A. or a related party is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2017, the Company purchased

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015 approximately nil ($0.5 million in fiscal 2016, $0.2 million in fiscal 2015 and nil in fiscal 2014), of diamonds from Prime Investments S.A. and related parties. As of March 26, 2016, Asiya Trust, as trustee of Beech Settlement Trust, which is the ultimate beneficial owner of Prime Investments S.A., owned 15.0% of the Company’s outstanding Class A voting shares. During fiscal 2017, Asiya Trust disposed of their shares to third parties.

(e)	On June 30, 2009, the Company’s Board of Directors approved the Company entering into a consulting services agreement with Gestofi S.A. (“Gestofi”) in accordance with the Company’s Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi di Montelera as the employee of Gestofi responsible for providing the consulting services. The consulting services relate to providing advice and assistance in (i) new product development and product brand collection assortment, (ii), strategic and business development projects and financial matters, (iii) the implementation of the Company’s strategy and planning, and (iv) such other services reasonably requested by the Company’s Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The initial one-year term of the agreement began on August 1, 2009, and the agreement may be renewed for additional one-year terms. The agreement has been renewed yearly. The Consulting Services, prior to June 2014, were provided to the Company for a fee of approximately CAD$13,700 ($10,324 in U.S. dollars) per month less any applicable taxes plus out of pocket expenses. In June 2014, upon the renewal of the agreement for an additional one-year term, the monthly fee changed to 13,000 Swiss francs ($13,310 in U.S. dollars) per month. In February 2015, the Company’s Board of Directors approved the payment of an annual fee of $12,500 to Gestofi for services it provided in connection with the issuance of the Montrovest LC for the benefit of the Company. Mr. Niccolò Rossi di Montelera is a member of the Board of Directors and the son of Dr. Lorenzo Rossi di Montelera, Birks Group’s former Chairman and a director and chairman of the board of Gestofi. On August 1, 2015 an amended and restated consulting agreement was entered into on substantially the same terms and conditions until July 31, 2016. In June 2016, the agreement was renewed for an additional one-year term. The amended and restated consulting agreement as it relates to the consulting services provided by Mr. Niccolò Rossi di Montelera was terminated effective December 31, 2016 as a result of his appointment as Executive Chairman of the Board.

Additionally, the Company also entered into a consulting services agreement with Gestofi for the services of Dr. Lorenzo Rossi di Montelera, Birks Group’s former Chairman and a director and chairman of the board of Gestofi. The agreement expires in September 2017. In fiscal 2017, the Company paid $16,666 in relation to this agreement.

(f)	In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Corporate Governance Committee and Board of Directors approved the reimbursement of expenses to Regaluxe S.R.L., such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s Chairman of the Board of Directors, and of Mr. Niccolò Rossi di Montelera, the Chairman of the Company’s Executive Committee, for work performed on behalf of the Company, up to a yearly maximum of $250,000. The yearly maximum was increased to $260,000 in fiscal 2014. During fiscal 2017, 2016, and 2015, the Company paid $178,000, $201,000 and $241,000, respectively, to Regaluxe under this agreement, respectively. This agreement was renewed in March 2017 for an additional one year term.

(h)	Effective January 1, 2017, the Company agreed to total annual compensation of €250,000 with Mr. Niccolò Rossi di Montelera in connection with his appointment as Executive Chairman of the Board and Chairman of the Executive Committee. In fiscal 2017, the Company paid $67,000 in connection with this agreement.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 25, 2017, March 26, 2016 and March 28, 2015

17.	Financial instruments:

(a)	Concentrations:

During the years ended March 25, 2017, March 26, 2016, and March 28, 2015, approximately 42%, 39% and 36%, respectively, of consolidated sales were of merchandise purchased from the Company’s largest supplier.

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

The Company has determined that the carrying value of its cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates fair values as at the balance sheet date. As of March 25, 2017 and March 26, 2016, for the $70.4 million and $62.4 million, respectively, of bank indebtedness and the $30.9 million and $40.0 million, respectively of long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.

As of March 25, 2017 and March 26, 2016, the fair value of the remaining $2.4 million and $12.4 million, respectively of fixed-rate long-term debt is estimated to be approximately $2.3 million and $12.9 million, respectively. The fair value was determined by discounting the future cash flows of each instrument at the current market interest rates for the same or similar debt instruments with the same remaining maturities adjusted for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Company considered interest rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s lenders. As a result, the Company has determined that the inputs used to value these long-term debts fall within Level 3 of the fair value hierarchy.

18.	Subsequent events:

The Company entered into a financing agreement effective May 11, 2017 with a new lender for a credit facility of up to $4.75 million of lease financing relating to certain equipment consisting of furniture, fixtures and computer systems. As of the date of the issuance of these financial statements, the Company had borrowed approximately $2.2 million against this facility.