Form 20-F
period 2018-03-31
BIRKS GROUP INC.
filed 2018-07-03
CIK 1179821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the fiscal year ended March 31, 2018

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

For the transition period from _________________ to _________________

Commission file number: 001-32635

BIRKS GROUP INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

2020 Robert-Bourassa Blvd.

Montreal Québec

Canada

H3A 2A5

(Address of principal executive offices)

Pat Di Lillo, 514-397-2592 (telephone), 514-397-2537 (facsimile)

2020 Robert-Bourassa Blvd.

Suite 200

Montreal Québec

Canada

H3A 2A5

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Voting Shares, without nominal or par value	NYSE American LLC

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

☐ Yes    ☒ No

i

INTRODUCTION

References

Unless the context otherwise requires, the terms “Birks Group,” “the Company,” “we,” “us,” and “our” are used in this Annual Report to refer to Birks Group Inc., a Canadian corporation, and its subsidiaries on a consolidated basis. In addition, (i) the term “Mayors” refers to Mayor’s Jewelers, Inc., a Delaware corporation, and its wholly-owned subsidiary, Mayor’s Jewelers of Florida, Inc., a Florida corporation, until October 23, 2017, upon which date it was sold to a third party, and (ii) “the merger” refers to the merger of Mayors with a wholly-owned subsidiary of the Company, as approved by the stockholders on November 14, 2005. The term “Birks” refers to Henry Birks & Sons Inc., the legal name of Birks Group prior to the merger.

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

Throughout this Annual Report, we refer to our fiscal year ending March 31, 2018, as fiscal 2018, and our fiscal years ended March 25, 2017 and March 26, 2016, as fiscal 2017 and fiscal 2016, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal year ended March 31, 2018 consisted of 53 weeks. The fiscal years ended March 25, 2017, and March 26, 2016 consisted of 52 weeks with four thirteen-week periods.

Significant Transaction

On August 11, 2017, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Aurum Holdings Ltd., a company incorporated under the laws of England and Wales, which assigned its rights and obligations under the Purchase Agreement to Aurum Group USA, Inc., a Delaware corporation (“Aurum”) to sell its wholly-owned subsidiary, Mayors. Pursuant to the terms and conditions of the Stock Purchase Agreement, at the closing, Aurum acquired 100% of the outstanding equity interests of Mayors. The sale transaction closed on October 23, 2017 for total cash consideration of $106.8 million, net of closing adjustments (the “Aurum Transaction”). The Aurum Transaction was entered into on a debt-free basis except for certain specified liabilities.

As part of the Aurum Transaction, Birks entered into a 5 year distribution agreement with Aurum (the “Distribution Agreement”) to sell Birks fine jewelry in the U.K. at Mappin & Webb and Goldsmiths stores and on their respective e-commerce platforms. Furthermore, pursuant to the Distribution Agreement, the Birks collections will continue to be sold in the United States through Mayors stores in Florida and Georgia. The Distribution Agreement is an important achievement in the Company’s strategy to develop the Birks brand into a global luxury brand. The Aurum Transaction constitutes a significant step in the Company’s efforts to strengthen its balance sheet and to execute its strategic vision of investing in the Birks brand together with the retailing of internationally-renowned jewelry and timepiece brands in Canada.

On October 23, 2017, as a condition to the closing of the Aurum Transaction, the Company entered into (i) an Inventory Purchase Agreement whereby Birks purchased approximately $1.8 million in inventory from Mayors; (ii) a Transition Services Agreement whereby Birks agreed to provide certain transition services to Mayors and its wholly-owned subsidiaries for a period of six months following the closing of the Aurum Transaction, subject to certain renewal rights, (iii) a Services Agreement whereby Mayors agreed to provide certain services to Birks for a period of one year following the closing of the Aurum Transaction, subject to certain renewal rights and (iv) an Authorized Dealer Agreement with Mayors Jewelers of Florida, Inc. (Mayors together Mayors Jewelers of Florida, Inc., the “Authorized Dealer”) whereby the Authorized Dealer will promote the sale of Birks-branded products and trademarks in the United States.

Proceeds from the Aurum Transaction were used to pay down outstanding debt under the Company’s previous senior secured credit facilities that included term debt and working capital debt associated with Mayors. The Company does not intend on paying dividends as a result of the Aurum Transaction, but rather, the remaining transaction proceeds will be used by Birks to continue its strategic growth initiatives, specifically to invest in its Canadian flagship stores and new store concepts, as well as in its Birks brand wholesaling activities and e-commerce, as part of the Company’s omni-channel strategy. The Company expects that the next two years will be a capital intensive spending period during which the Company intends to fully renovate its three flagship stores (Montreal, Toronto, and Vancouver) which may result in temporarily lower sales and contribution margin at these specified locations in order to generate future long-term returns for the Company. As a result of the Aurum Transaction, the Company has presented Mayors’ results as a discontinued operation in the consolidated statements and cash flows for all periods presented. Furthermore, the assets and liabilities of Mayors have been segregated and reported as held for sale in all periods presented. See “Significant Transaction” in Item 5 below for a reconciliation of the Company’s results from continuing operations and from discontinuing operations for the fiscal years 2018, 2017, and 2016, respectively.

References to the Company exclude the cash flows, operations, assets and liabilities of the discontinued operations unless otherwise noted.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following financial data as of March 31, 2018 and March 25, 2017 and for the years ended March 31, 2018, March 25, 2017, and March 26, 2016 have been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The following financial data as of March 26, 2016, March 28, 2015, and March 29, 2014 and for the years ended March 28, 2015, and March 29, 2014 have been derived starting with our audited consolidated financial statements not included in this Annual Report, and then adjusted to reflect the effects of the discontinued operations (see footnote * below), which adjustments are unaudited. All fiscal years, except for fiscal 2018, in the table below consisted of 52 weeks. Fiscal 2018 consisted of 53 weeks. The historical results included below and elsewhere in this Annual Report are not necessarily indicative of our future performance.

The data presented below is only a summary and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, included elsewhere in this Annual Report. You should also read the following summary data in conjunction with Item 5, “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Income Statement Data – from continuing operations:
	Fiscal Year Ended
	March 31, 2018	March 25, 2017*	March 25, 2016*	March 28, 2015*	March 29, 2014*

	(In thousands, except per share data)
Net sales	$114,378	$116,436	$128,651	$143,384	$146,278
Cost of sales	70,824	69,654	75,682	84,232	82,527

Gross profit	43,554	46,782	52,969	59,152	63,751
Selling, general and administrative expenses	51,823	47,183	48,333	52,897	60,991
Restructuring charges (1)	688	682	549	781	-
Depreciation and amortization	2,549	2,618	2,791	3,048	2,942
Gain on sale of assets (2)	-	-	(3,229)	-	-
Impairment of long-lived assets (3)	2,156	-	-	238	-

Total operating expenses	57,216	50,483	48,444	56,964	63,933

Operating (loss) income	(13,662)	(3,701)	4,525	2,188	(182)
Interest and other financial costs	3,116	3,355	4,300	2,676	4,949
Debt extinguishment charges (4)	-	-	-	2,643	-

Income (loss) from continuing operations before income taxes	(16,778)	(7,056)	225	(3,131)	(5,131)
Income tax (recovery) expense	-	-	-	-	18

Net (loss) income from continuing operations	(16,778)	(7,056)	225	(3,131)	(5,149)
Discontinued operations:
(Loss) income from discontinued operations, net of tax	(1,405)	11,984	5,213	(5,501)	(652)
Gain on disposal of discontinued operations, net of tax	29,882	-	-	-	-

Net income from discontinued operations	28,477	11,984	5,213	(5,501)	(652)

Net income (loss) attributable to common shareholders	$11,699	$4,928	$5,438	$(8,632)	$(5,801)

Net income (loss) per common share, basic	$0.65	$0.27	$0.30	$(0.48)	$(0.35)
Net income (loss) per common share, diluted	$0.64	$0.27	$0.30	$(0.48)	$(0.35)
Net income (loss) from continuing operations per common share – basic	$(0.93)	$(0.39)	$0.01	$(0.17)	$(0.31)
Net income (loss) from continuing operations per common share – diluted	$(0.91)	$(0.38)	$0.01	$(0.17)	$(0.31)
Weighted average common shares outstanding	17,961	17,961	17,961	17,937	16,617

Weighted average common shares outstanding – diluted	18,393	18,418	17,961	17,937	16,617

Dividends per share	-	-	-	-	-

Balance Sheet Data:

	March 31, 2018	March 25, 2017*	March 25, 2016*	March 28, 2015*	March 29, 2014*
	(In thousands)

Working capital	$17,698	$1,144	$7,466	$10,917	$17,410

Total assets	$93,287	$86,116	$90,016	$93,018	$100,454

Bank indebtedness	$28,640	$44,840	$35,149	$36,156	$37,355

Long-term debt (including current portion)	$6,368	$6,450	$16,979	$21,142	$23,785

Stockholders’ equity	$25,187	$12,796	$7,704	$2,823	$13,622

Common Stock:
Value	$69,601	$69,601	$69,601	$69,601	$69,475
Shares	17,961	17,961	17,961	17,961	17,850

(*)

Retrospectively revised (refer to “Significant Transaction” above and to note 18 of our audited consolidated financial statements which are included elsewhere in this Annual Report). For working capital, total assets, bank indebtedness and long-term debt for the years ended March 29, 2014 to March 25, 2017 inclusively, the assets and liabilities of the disposal group were retrospectively determined and excluded to reflect the remaining balances after the Aurum Transaction.

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

(3)

Impairment of long-lived assets for the fiscal year ended March 31, 2018 represents a non-cash impairment of leasehold improvements at a retail location due to its projected operating performance and a non-cash impairment of software associated with a decision to modify the scope of the implementation of the Company’s new enterprise resource planning system. For the fiscal year ended March 28, 2015, impairment of long-lived assets represents a non-cash impairment of a retail shop-in-shop location due to its projected operating performance.

(4)	Debt extinguishment charges in fiscal 2015 arising from amendments to the then existing senior secured term loan and senior secured revolving credit facilities.

Dividends and Dividend Policy

We have not paid dividends since 1998 and do not currently intend to pay dividends on our Class A voting shares or Class B multiple voting shares in the foreseeable future. Our ability to pay dividends on our Class A voting shares and Class B multiple voting shares are restricted by our credit agreements. See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources.” If dividends were declared by our Board of Directors, shareholders would receive a dividend equal to the per share dividend we would pay to holders of our Class A voting shares or holders of Class B multiple voting shares. Dividends we would pay to U.S. holders would generally be subject to withholding tax. See Item 10, “Additional Information —Taxation.”

RISK FACTORS

Risks Related to the Company

Our business depends, in part, on factors affecting consumer spending that are out of our control.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that are beyond our control that influence consumer spending, including general economic conditions, consumer confidence in future economic conditions and political conditions, tourism, recession and fears of recession, consumer debt, disposable consumer income, conditions in the housing market, consumer perceptions of personal well-being and security, fuel prices, inclement weather, interest rates, foreign exchange rates, sales tax rate increases, inflation, and war and fears of war. In particular, we have seen that the unpredictable economic conditions in the past years have contributed to declining revenues for our business. Jewelry purchases are discretionary for consumers and may be particularly and disproportionately affected by adverse trends in the general economy and the equity markets. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for our products, resulting in a reduction in our sales and harming our business and operating results. A substantial portion of our customers use credit, either from our private label and proprietary credit cards or another consumer credit source, to purchase jewelry. When there is a downturn in the general economy, fewer people may use or be approved for credit, which could result in a reduction in net sales and/or an increase in bad debts, which in turn, could lead to an unfavorable impact on our overall profitability. Consequently, our belief that we currently have sufficient liquidity to fund our operations is based on certain assumptions about the future state of the economy, the future availability of borrowings to fund our operations and our future operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

Our business could be adversely affected if our relationships with any primary vendors are terminated or if the delivery of their products is delayed or interrupted.

We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name timepiece and jewelry manufacturers have distribution agreements with our Company that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In fiscal 2018, merchandise supplied by our largest luxury jewelry supplier and sold through our stores accounted for approximately 15% of our total net sales from continuing operations. Our relationships with primary suppliers are generally not pursuant to long-term agreements. We obtain materials and manufactured items from third-party suppliers. Any delay or interruption in our suppliers’ abilities to provide us with necessary materials and components may affect our manufacturing capabilities or may require us to seek alternative supply sources. Any delay or interruption in receiving supplies could impair our ability to supply products to our stores and, accordingly, could have a material adverse effect on our business, results of operations and financial condition. The abrupt loss of any of our third-party suppliers or a decline in the quality or quantity of materials supplied by any third-party suppliers could cause significant disruption in our business.

Our business could be adversely affected if we are unable to continue to lease retail stores in prime locations and successfully negotiate favorable lease terms.

Historically, we have generally been successful in negotiating and improving leases for renewal as our current leases near expiration. However, if we are unsuccessful at negotiating favorable renewal terms, locations or if more capital is required to meet landlord requirements for remodeling or relocating retail stores and we are unable to secure the necessary funds to complete these projects, our business, financial condition, and operating results could be adversely affected. In addition, we may not be able to locate suitable alternative sites in a timely manner. Our sales, earnings and cash flows will decline if we fail to maintain existing store locations, renew leases or relocate to alternative sites, in each case on attractive terms.

As of May 31, 2018, we had 29 leased retail stores. The leases are generally in prime retail locations and generally have lease terms of ten years, with rent being a fixed minimum base plus, for certain stores, a percentage of the store’s sales volume (subject to some adjustments) over a specified threshold. Some of our leases are up for renewal within the next two years and many uncontrollable factors can impact our ability to renew these leases, including but not limited to competition for key locations from other retailers. Approximately 17% of the Company’s store leases are renewable within two years. These stores generated approximately 9% of our fiscal 2018 sales from continuing operations. The capital expenditures related to our retail stores are estimated to be approximately $13.2 million over the next two years to remodel, relocate or open new stores, in accordance with our strategic plan. Of the $13.2 million, we estimate that $9.4 million will be spent in fiscal 2019 leaving the balance to fiscal 2020. These planned capital expenditures are at the discretion of management and not required by our landlords. We are able to finance these capital expenditures with internally generated funds and existing financing arrangements.

We may not successfully manage our inventory, which could have an adverse effect on our net sales, profitability, cash flow and liquidity.

As a retail business, our results of operations are dependent on our ability to manage our inventory. To properly manage our inventory, we must be able to accurately estimate customer demand and supply requirements and purchase new inventory accordingly. If we fail to sell our inventory, we may be required to write-down our inventory or pay our vendors without new purchases, creating additional vendor financing, which would have an adverse impact on our earnings and cash flows. Additionally, a significant portion of the merchandise we sell is carried on a consignment basis prior to sale or is otherwise financed by vendors, which reduces our required capital investment in inventory. Any significant change in these consignment or vendor financing relationships could have a material adverse effect on our net sales, cash flows and liquidity.

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

Our debt levels fluctuate from time to time based on seasonal working capital needs. The following table sets forth our total indebtedness (including bank indebtedness and current and long-term portion of debt), total stockholders’ equity, total capitalization and ratio of total indebtedness to total capitalization as of:

	March 31, 2018	March 25, 2017*
Total indebtedness (consisting of bank indebtedness and long-term debt, including current portion)	$35,008,000	$51,290,000
Total stockholders’ equity	25,187,000	12,796,000
Total capitalization	$60,195,000	$64,086,000
Ratio of total indebtedness to total capitalization	58.2%	80.0%
Debt to equity ratio	1.39	4.01

* Retrospectively revised (refer to “Significant Transaction” above and to note 18 of our audited consolidated financial statements which are included elsewhere in this Annual Report)

We believe that our financial situation has improved compared to the prior fiscal year. A high level of debt could adversely affect our results of operations, liquidity and financial condition. Some examples of how high level of indebtedness could affect our results of operations, liquidity and financial condition may include the following:

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

Significant restrictions on our borrowing capacity could result in our inability to fund our cash flow requirements or maintain minimum excess availability requirements under the terms of our secured asset-based credit facility needed to support our day-to-day operations.

On October 23, 2017, in connection with the Aurum Transaction, the Company entered into a new senior secured credit facility with Wells Fargo Canada Corporation for a maximum amount of CAD$85.0 million (US$65.9 million) (the “New Credit Facility”). The New Credit Facility, which matures in October 2022, replaced the Company’s prior $110.0 million revolver credit facility and its prior senior secured $31.0 million term loan facility which were repaid in full as a result of the Company’s divestiture of Mayors. The New Credit Facility also provides the Company with an option to increase the total commitments thereunder by up to CAD$13.0 million (US$10.1 million). The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The New Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5% - 3.0% depending on the Company’s excess availability levels. Under the New Credit Facility, the Company is not required to comply with a minimum adjusted EBITDA financial covenant. The sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than CAD$8.5 million (US$6.6 million) at all times, except that the Company shall not be in breach of this covenant if excess availability falls below CAD$8.5 million (US$6.6 million) for not more than two consecutive business days once during any fiscal month.

On June 29, 2018, the Company secured a CAD$12.5 million (US$ 9.7 million) senior secured term loan (the “New Term Loan”) with Crystal Financial LLC (“Crystal”). The New Term Loan, which matures in October 2022, is subordinated in lien priority to the New Credit Facility and bears interest at a rate of CDOR plus 8.25%. Under the New Term Loan, the Company will be required to adhere to similar financial covenants as under the New Credit Facility (maintain minimum excess availability of not less than CAD$8.5 million (US$6.6 million) at all times, except that the Company shall not be in breach of this covenant if excess availability falls below CAD$8.5 million (US$6.6 million) for not more than two consecutive business days once during any fiscal month). In addition, the New Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of CAD$9.5 million (US$7.4 million) and from January 21st to February 20th of each year of CAD$4.5 million (US$3.5 million). The long term senior secured term loan is required to be repaid upon maturity. The New Term Loan does not require the Company to comply with a minimum adjusted EBITDA financial covenant.

The Company’s borrowing capacity under the New Credit Facility and New Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its lender and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

Both the Company’s New Credit Facility and New Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both the New Credit Facility and the New Term Loan. In the event that excess availability falls below CAD$8.5 million (US$6.6 million) for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the New Credit Facility and New Term Loan agreements, that provides the lenders the right to require the outstanding balances borrowed under the Company’s New Credit Facility and New Term Loan to become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have excess availability of at least CAD$8.5 million (US$6.6 million) for at least the next twelve months.

The New Credit Facility and New Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or ii) maintain excess availably of at least 25% of the borrowing base and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the New Credit Facility and New Term Loan provide that no financial covenants are required to be met other than already described.

The Company’s lenders under its New Credit Facility and its New Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under its credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount of value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal 2018, fiscal 2017, and fiscal 2016 by the Company’s current or former lenders.

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

In order to invest in growth initiatives, the Company may need to raise additional funds through public or private equity or debt financing, including funding from governmental sources, which may not be possible as the success of raising additional funds is beyond our control. The sale of additional equity securities could result in significant dilution to our current shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our common stock. The terms of our New Credit Facility and New Term Loan expire in October 2022, as such, financing may be unavailable in amounts or on terms acceptable to us, or at all, which could have a material adverse impact on our business.

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

We are exposed to currency exchange risks that could have a material adverse effect on our results of operations and financial condition. Prior to October 23, 2017, the date of the Aurum Transaction, a substantial portion of our sales were recorded in U.S. dollars.

Prior to October 23, 2017, the date of the Aurum transaction, a substantial portion of our sales were received in U.S. dollars. Subsequent to the Aurum Transaction, our sales and expenses are primarily entered into in Canadian dollars; however, there remains a portion of the purchases we make from our suppliers that are denominated in U.S. dollars. As a result, a depreciation of the Canadian dollar against the U.S. dollar would increase the cost of acquiring those goods in Canadian dollars, which would have a negative effect on our gross profit margin. Subsequent to the Aurum Transaction, foreign exchange gain or losses recorded in earnings relate to non-Canadian dollar transactions.

For purposes of financial reporting, our financial statements are reported in U.S. dollars by translating, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. For fiscal 2019, we are considering changing the Company’s reporting currency from U.S. dollars to Canadian dollars and to begin reporting our financial results in Canadian dollars.

We operate in a highly competitive and fragmented industry.

The retail jewelry business is highly competitive and fragmented, and we compete with nationally-recognized jewelry chains as well as a large number of independent regional and local jewelry retailers and other types of retailers who sell jewelry and gift items, such as department stores and mass merchandisers. We also compete with e-commerce sellers of jewelry. Because of the breadth and depth of this competition, we are constantly under competitive pressure that both constrains pricing and requires extensive merchandising and marketing efforts in order for us to remain competitive.

We are controlled by a single shareholder whose interests may be different from yours.

As of May 31, 2018, The Grande Rousse Trust (“Grande Rousse”) beneficially owns or controls 76.0% of all classes of our outstanding voting shares, which are directly owned by Montrovest B.V. (“Montrovest”) and Mangrove Holding S.A. (“Mangrove”). Montrovest and Mangrove own 49.3% and 26.7% of our outstanding voting shares respectively. The trustee of Grande Rousse is Meritus Trust Company Limited (the “Trustee”). Confido Limited has the power to remove the Trustee and as a result may be deemed to have beneficial ownership of the Class A voting shares held by Montrovest and Mangrove. Under our restated articles, Montrovest and Mangrove, as holders of the Class B multiple voting shares, have the ability to control most actions requiring shareholder approval, including electing the members of our Board of Directors and the issuance of new equity.

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

To establish and protect our intellectual property rights, we rely upon a combination of trademark and trade secret laws, together with licenses, exclusivity agreements and other contractual covenants. In particular, the “Birks” trademarks are of significant value to our retail operations. The measures we take to protect our intellectual property rights may prove inadequate to prevent misappropriation of our intellectual property. Monitoring the unauthorized use of our intellectual property is difficult. Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and diversion of resources, may result in counterclaims or other claims against us and could significantly harm our results of operations.

A significant privacy breach of our information systems could disrupt or negatively affect our business.

The protection of customer, employee and company data is important to us, and our customers expect that their personal information will be adequately protected. The regulatory environment surrounding information security and data privacy is becoming increasingly demanding, as requirements in respect of personal data use and processing, including significant penalties for non-compliance, continues to evolve in the various jurisdictions in which the Company does business. Although we have developed and implemented systems and processes that are designed to protect our information and prevent data loss and other security breaches, such measures cannot provide absolute security. We rely upon information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including e-commerce sales, supply chain, merchandise distribution, customer invoicing and collection of payments. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the proprietary business information of our customers and suppliers, as well as personally identifiable information of our customers and employees, in our information technology systems. The secure operation of these information technology networks, and the processing and maintenance of this information is critical to our business operations and strategy. To date, our business and operations have not been materially impacted by a cyber-attack or data breach, however a significant breach of customer, employee or company data could damage our reputation, our relationship with customers and the Birks brand and could result in lost sales, sizable fines, significant breach-notification costs and lawsuits as well as adversely affect results of operations. In addition, it could harm our ability to execute our business and adversely impact sales, costs and earnings. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate cost-effective preventative measures. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.

Failure to successfully implement or make changes to information systems could disrupt or negatively impact our business.

In addition to regularly evaluating and making changes and upgrades to our information systems, we have begun to implement since fiscal 2016, a new enterprise resource planning (“ERP”) system with the Microsoft Dynamics D365 for Retail platform in order to update our retail systems including point of sale (POS), supply chain, warehouse management, wholesale, and finance. While we follow a disciplined methodology when evaluating and making such changes, there can be no assurances that we will successfully implement such changes, that such changes will occur without disruptions to our operations, that the new or upgraded systems will achieve the desired business objectives or that the internal controls will be effective in preventing misstatements in financial reporting. Any such disruptions, inadequate internal controls or the failure to successfully implement new or upgraded systems such as those referenced above, could have a material adverse effect on our results of operations and could also affect our reputation, our relationship with customers and our brands.

The Company conducts retail operations in Canada and conducts wholesale operations in Canada, the United States and the United Kingdom. The Company sources its inventory from several suppliers within and outside North America, and has cross border financing arrangements. As a result, the Company is subject to the risks of doing business in jurisdictions within and outside North America.

The Company generates the majority of its net sales in Canada. The Company also relies on certain foreign third-party vendors and suppliers. As a result, the Company is subject to the risks of doing business in jurisdictions within and outside North America, including:

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

Future issuances or sales of a substantial number of our Class A voting shares by us, Montrovest, Mangrove, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair our ability to raise capital through future issuances of equity securities. As of May 31, 2018, we had 10,242,911 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.

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

Our assessment of our internal control over financial reporting may identify “material weaknesses” in the future which could reduce confidence in our financial statements and negatively affect the price of our securities.

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

As a public company, we currently incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NYSE American LLC (“NYSE American”), have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls as well as mandating certain corporate governance practices. Our management and other personnel devote a substantial amount of time and financial resources to these compliance initiatives. As such, if it is determined in the future that the costs and efforts of being a public company outweigh the benefits of being a public company, we may decide to discontinue our status as a publicly traded or registered company.

Item 4. Information on the Company

THE COMPANY

Corporate History and Overview

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada, with wholesale operations in North America and the U.K.. As of May 31, 2018, Birks Group operated 27 stores under the Birks brand in most major metropolitan markets in Canada and 2 retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks fine jewelry collections are also available through select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States as well as at certain jewelry retailers across North America. For fiscal 2018, we had net sales of $114.4 million from continuing operations.

Birks’ predecessor company was founded in Montreal in 1879 and developed over the years into Canada’s premier designer, manufacturer and retailer of fine jewelry, timepieces, sterling and plated silverware and gifts. In addition to being a nationwide retailer with a strong brand identity, we are also highly regarded in Canada as a designer and producer of jewelry. We believe that operating our stores under the Birks brand and the fact that we sell Birks-branded jewelry distinguishes us from many competitors because of our longstanding reputation and heritage, our ability to offer distinctively designed, exclusive products, and by placing a strong emphasis on providing a superior shopping experience to our clients.

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

Between August 2002 and November 2005, it became apparent to both Mayors and Birks management that it was in the best interests of the shareholders to combine its operations. The Company believed that such combination would create a stronger capital base, improve operating efficiencies, reduce the impact of regional issues, simplify the corporate ownership of Mayors, eliminate management and board of directors’ inefficiencies with managing intercompany issues, and possibly increase shareholder liquidity. Upon the consummation of the merger on November 14, 2005, each outstanding share of Mayors common stock not then owned by Birks was converted into 0.08695 Class A voting shares of Birks. As a result of the merger, Mayors common stock ceased trading on the American Stock Exchange (“AMEX”) and Birks Group began trading on the AMEX, which is now known as the NYSE American, under the trading symbol “BGI.” Following the merger, Birks Group worked very diligently to fully integrate the Birks business with Mayors. As a result of the merger, we believe Birks Group improved operational efficiencies and diversity and depth of its products and distribution capabilities.

In December 2015, Montrovest transferred a portion of its Class A and Class B voting shares to Mangrove and as a result Montrovest owns 49.3% of the voting shares of the Company and Mangrove owns 26.7%.

In August 2017, Birks entered into the Stock Purchase Agreement with Aurum, the largest fine watch and jewelry retailer in the U.K., to sell its wholly-owned subsidiary Mayors. The Aurum Transaction closed on October 23, 2017 for total cash consideration of $106.8 million (net of closing adjustments). As part of the transaction, Birks entered into a 5 year distribution agreement with Aurum to sell Birks fine jewelry in the U.K. at Mappin & Webb, Goldsmiths stores and on their e-commerce websites.

In the last three fiscal years, we invested a total of approximately $18.2 million in capital expenditures primarily associated with remodeling existing stores and the opening of new stores. We expect to continue to invest in capital expenditures in fiscal 2019 primarily related to store remodels, store relocations associated with lease renewals and the new enterprise resource planning (“ERP”) implementation. We expect to finance these capital expenditures from operating cash flows, existing financing arrangements and when possible from other additional external sources of financing.

The Company regularly reviews the locations of its retail network that leads to decisions that impact the opening, relocation or closing of these locations. During fiscal 2018, we opened a new store in Oshawa, Ontario and a new store in Surrey, British Columbia and closed no stores. In fiscal 2017, we did not open or close any stores. During fiscal 2016, we closed one Birks store in St. John, New Brunswick, and opened one Birks store in Edmonton, Alberta. During fiscal 2016, two Birks stores were relocated in Laval, Quebec and Etobicoke, Ontario.

The Company temporarily closed its Montreal flagship store in early 2018 to undertake a complete renovation of the store. The renovations were completed and the store re-opened in June 2018. During 2017, the Toronto flagship store moved to a smaller temporary location in the mall, which itself is undergoing significant construction activities. These two events have significantly affected the sales of the Company.

Our sales are divided into two principal product categories: jewelry and timepieces. Jewelry also includes sales of other product offerings we sell such as giftware, as well as repair and custom design services.

The following table compares our sales from continuing operations of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 31, 2018		March 25, 2017*		March 26, 2016*

Jewelry and other	$80,453	70.3%	$80,503	69.1%	$90,793	70.6%
Timepieces	33,925	29.7%	35,933	30.9%	37,858	29.4%

Total	$114,378	100.0%	$116,436	100.0%	$128,651	100.0%

* Retrospectively revised (refer to “Significant Transaction” above and to note 18 of our audited consolidated financial statements which are included elsewhere in this Annual Report)

Birks Group is a Canadian corporation. Our corporate headquarters are located at 2020 Robert-Bourassa Boulevard, Suite 200, Montreal, Québec, Canada H3A 2A5. Our telephone number is (514) 397-2501. Our website is www.birksgroup.com.

Products

We offer distinctively designed, exclusive products and a large selection of distinctive high quality merchandise at various price points. This merchandise includes designer jewelry, our own designed jewelry, diamond, gemstone, and precious metal jewelry, timepieces and giftware. Part of our strategy is to increase our exclusive offering of internally-designed and/or produced goods sold to our customers, consisting primarily of fine jewelry, bridal, and timepieces, all of which leverage the Birks brand loyalty in their respective markets and in order to differentiate our products with unique and exclusive designs.

Our stores, operating under the Birks and Brinkhaus brands, carry a large selection of prestigious brand name timepieces, including our own proprietary Birks watch line as well as timepieces made by Baume & Mercier, Breitling, Bvlgari, Cartier, Frédérique Constant, Graff, IWC, Montblanc, Panerai, Patek Phillippe, Rolex, Tag Heuer, Tudor, Vacheron Constantin, Van Cleef & Arpels and soon we will also be offering Richard Mille. We also carry an exclusive collection of high quality jewelry and timepieces that we design. We emphasize Birks brand jewelry offerings but also include other designer jewelry made by Bvlgari, Chaumet, Graff, Marco Bicego, Messika, Roberto Coin, Van Cleef & Arpels and soon Vhernier. We also offer a variety of high quality giftware, including writing instruments made by Montblanc.

We have one primary channel of distribution, the retail division, which accounts for approximately 96% of net sales, as well as two other channels of distribution, namely e-commerce and wholesale, which combined account for approximately 4% of net sales.

Product Design, Development, Sourcing and Manufacturing

We established a product development process that supports our strategy to further develop and enhance our product offering in support of the Birks brand development. During fiscal 2018, fiscal 2017 and fiscal 2016, approximately 52%, 45%, and 45%, respectively, of our jewelry products acquired for sale were internally designed, sourced or produced. Products that are not designed and manufactured for us, are sourced from suppliers worldwide, enabling us to sell an assortment of fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procures distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our loose stone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

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

In fiscal 2018, we purchased jewelry, timepieces and giftware for sale in our stores from several suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our key vendors, or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business. In fiscal 2018, merchandise supplied by our largest luxury jewelry supplier and sold through our stores operating under the Birks and Brinkhaus brands accounted for approximately 15% of our total net sales. If our largest luxury jewelry supplier terminated its distribution agreements with us, such termination would have a material adverse effect on our business, financial condition and operating results. We believe that current relationships with our key vendors are strong.

Seasonality

Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher net sales than any other quarter during the year. Net sales from continuing operations in the first, second, third and fourth quarters in fiscal 2018 were 23%, 20%, 36% and 20% respectively, in fiscal 2017 were 24%, 21%, 35% and 20%, respectively, and in fiscal 2016 were 25%, 22%, 32% and 21%, respectively.

Retail Operations, Merchandising and Marketing

General

We believe we are differentiated from most of our competitors because we offer distinctively designed, exclusive products and a selection of distinctive high quality merchandise at a wide range of price points. We keep the majority of our inventory on display in our stores rather than at our distribution facility. Although each store stocks a representative selection of jewelry, timepieces, and giftware, certain inventory is tailored to meet local tastes and historical merchandise sales patterns of specific stores.

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

As part of our commitment to continuous, on-the-job training, we have established “Birks University”, a formalized system of in-house training with a primary focus on client service, selling skills and product knowledge that involves extensive classroom training, the use of detailed operational manuals, in-store mentorship programs and a leading edge product knowledge program which includes on-line testing. In addition, we conduct in-house training seminars on a periodic basis and administer training modules with audits to (i) enhance the quality and professionalism of all sales professionals, (ii) measure the level of knowledge of each sales professional, (iii) update sales professionals on changes to our credit programs available to customers and changes to applicable laws, including anti-money laundering legislation, and (iv) identify needs for additional training. We also provide all management team members with more extensive training that emphasizes leadership skills, general management skills, “on-the-job” coaching and training instruction techniques.

Advertising and Promotion

One of our key marketing goals is to build on our reputation in our core markets as a leading luxury jewelry brand offering high quality merchandise in an elegant, sophisticated environment. For example, we frequently run advertisements that associate the “Birks” brand with internationally recognized brand names such as Cartier, Patek Philippe, Rolex, and Van Cleef & Arpels, among others. Advertising and promotions for all stores are developed by our personnel in conjunction with outside creative professionals.

Our advertising reinforces our role as a world class luxury brand that aims to deliver a total shopping experience that is as memorable as our merchandise. Our marketing efforts consist of advertising campaigns on digital platforms (including on our website), billboards, print, direct mail, magazine, special events, media and public relations, distinctive store design, elegant displays, partnerships with key suppliers and associations with prestige institutions. The key goals of our marketing initiatives are to enhance customer awareness and appreciation of our retail brand, Birks, as well as the Birks product brand, and to increase customer traffic, client acquisition and retention and net sales.

Credit Operations

We have a private label credit card which is administered by a third-party bank that owns the credit card receivable balances. As of April 2018, we also have a Birks proprietary credit card, which we administer. Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks private label credit cards accounted for approximately 14.6% of our net sales during fiscal 2018 and 16.0% during fiscal 2017. The reduction in % penetration of our net sales is substantially due to the implementation of certain mandatory down payment requirements on certain interest-free plans. Sales under the Birks private label credit cards are generally made without credit recourse to us. However, we are permitted to ask the bank to approve credit purchases under these private label credit cards, for which the bank holds credit recourses against the Company if the customer does not pay. These recourse credit lines are limited to 25% of the nonrecourse credit lines issued by the banks for the private label Birks credit card.

Distribution

Our retail locations receive the majority of their merchandise directly from our distribution warehouse located in Montreal, Québec. Merchandise is shipped from the distribution warehouse utilizing various air and ground carriers. We also transfer merchandise between retail locations to balance inventory levels and to fulfill client requests, and a very small portion of merchandise is delivered directly to the retail locations from suppliers.

Competition

The North American retail jewelry industry is highly competitive and fragmented, with a few very large national and international competitors and many medium and small regional and local competitors. The market is also fragmented by price and quality. Our competitors include national and international jewelry chains as well as independent regional and local jewelry retailers. We also compete with other types of retailers such as department stores and specialty stores and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, televised home shopping networks, and pure e-commerce players. Many of these competitors have greater financial resources than we do. We believe that competition in our markets is based primarily on the total brand experience including trust, quality craftsmanship, product design and exclusivity, product selection, marketing and branding elements (including web), service excellence, including after sales service, and, to a certain extent, price. With the on-going consolidation of the retail industry, we believe that competition with other general and specialty retailers and discounters will continue to increase. Our success will depend on various factors, including general economic and business conditions affecting consumer spending, the performance of national and international retail operations, the acceptance by consumers of our merchandising and marketing programs, store locations and our ability to properly staff and manage our stores.

Regulation

Our operations are affected by numerous federal and provincial laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of finance charges that may be charged by a credit provider. In addition to our private label and proprietary credit cards, credit to our clients is primarily available through third-party credit cards such as American Express®, Discover®, MasterCard®, Union Pay® and Visa®, without recourse to us in the case of a client’s failure to pay. Any change in the regulation of credit that would materially limit the availability of credit to our traditional customer base could adversely affect our results of operations and financial condition.

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

In August 2012, the SEC issued rules that require companies that manufacture products using certain “conflict minerals”, including gold, to determine whether those minerals originated in the Democratic Republic of Congo or adjoining countries (“DRC”). If the minerals originate in the DRC, or if companies are not able to establish where they originated, extensive disclosure regarding the sources of those minerals, and in some instances an independent audit of the supply chain, is required. We filed our fourth disclosure report on May 30, 2017 for the calendar year ended December 31, 2016 and our fifth disclosure report on May 31, 2018 for the calendar year ended December 31, 2017. We determined that we had no reason to believe that any conflict minerals necessary to the functionality or production of our products may have originated in the DRC.

Trademarks and Copyrights

The designations Birks, and the Birks logos, are our principal trademarks and are essential to our ability to maintain our competitive position in the prestige jewelry segment. We maintain a program to protect our trademarks and will institute legal action where necessary to prevent others from either registering or using marks that are considered to create a likelihood of confusion with our trademarks. We are also the owner of the original jewelry designs created by our in-house designers and have entered into agreements with several outside designers pursuant to which these designers have assigned to us the rights to use copyrights of designs and products created for us.

Organizational Structure

Not applicable.

Properties

In December 2000, we entered into a capital lease agreement for our Montreal head office and store pursuant to which we sold and leased back the building, including the Montreal flagship store, for a term of 20 years ending December 11, 2020. The net annual rental rate was CAD$2.2 million (approximately $1.6 million U.S. dollars) for the period that ended on December 11, 2016. On November 1, 2016, we entered into an agreement with the new owner of the building to terminate the then existing lease agreement for the building in advance of its expiry date in December 2020 and to lease the premises for our flagship store at its current location, which is an operating lease. As a result, a capital lease asset of CAD$8.7 million (approximately $6.5 million in U.S. dollars) and a capital lease obligation of CAD$11.6 million (approximately $8.7 million in U.S. dollars) at November 1, 2016 were derecognized and a non-cash gain of CAD$2.9 million (approximately $2.2 million in U.S. dollars) (included as part of other long-term liabilities) is being deferred and amortized over the term of the new lease of the flagship store.

We lease all of our store locations. We believe that all of our facilities are well maintained and in good condition and are adequate for our current needs. We are actively reviewing all leases that expire in the next 12 months to determine whether to renew the leases.

Following is a listing of all our properties as of March 31, 2018:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores
Bayshore Centre	1,099	September 2027	Ottawa, ON
Bloor	4,820	July, 2028	Toronto, ON
Brinkhaus	1,946	March 2022	Calgary, AB
Brinkhaus	750	October 2028	Vancouver, BC
Carrefour Laval	2,545	April 2025	Laval, QC
Chinook Shopping Centre	3,661	September 2024	Calgary, AB
Dix-30 Mall	1,691	July 2023	Brossard, QC
Edmonton Manulife Centre(1)	4,196	May 2018	Edmonton, AB
Fairview Pointe-Claire	4,210	March 2020	Pointe-Claire, QC
First Canadian Place	2,243	August 2028	Toronto, ON
Guildford Town Centre	1,172	September 2027	Surrey, BC
Mapleview Centre	1,384	June 2023	Burlington, ON
Montreal Flagship Store	7,714	April 2032	Montreal, QC
Oakridge Shopping Centre(2)	2,244	August 2018	Vancouver, BC
Oshawa	1,043	September 2027	Oshawa, ON
Park Royal	1,797	October 2024	West Vancouver, BC
Place Ste-Foy	1,472	September 2027	Ste-Foy, QC
Rideau Centre	2,745	May 2024	Ottawa, ON
Saskatoon	3,486	October 2020	Saskatoon, SK
Sherway Gardens	2,726	September 2025	Etobicoke, ON
Southgate Shopping Centre	2,915	April 2028	Edmonton, AB
Square One	1,825	May 2024	Mississauga, ON
Toronto Dominion Square	5,568	January 2022	Calgary, AB
Toronto Eaton Centre(3)	1,042	August 2018	Toronto, ON
Vancouver	20,221	January 2026	Vancouver, BC
Victoria(4)	1,561	March 2019	Victoria, BC
West Edmonton Mall	2,244	August 2024	Edmonton, AB
Willowdale Fairview Mall(5)	2,353	February 2019	North York, ON
Winnipeg	3,187	February 2023	Winnipeg, MB
Yorkdale	2,930	October 2026	Toronto, ON
Other Properties
Montreal corporate office	26,423	May 2033	Montreal, QC

(1)	The Edmonton Manulife Centre store closed at the end of April 2018.
(2)	As of May 31, 2018, we are currently in advanced negotiations with the landlord to finalize a relocation of the Oakridge Shopping Centre store in Vancouver, British Columbia.
(3)	The Toronto Eaton Centre store is expected to close at the end of August 2018.
(4)	The Victoria store is expected to close at the end of March 2019.
(5)	As of May 31, 2018, we are currently in advanced negotiations with the landlord to finalize a relocation of the Willowdale Fairview Mall store in North York, Ontario.

Total annual base rent for the above locations for fiscal 2018 was approximately $11.1 million.

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

Throughout this Annual Report we refer to our fiscal years ended March 31, 2018, March 25, 2017, and March 26, 2016, as fiscal 2018, fiscal 2017, and fiscal 2016, respectively. Our fiscal year ends on the last Saturday in March of each year. The financial reporting period referred to as fiscal 2018 consisted of 53 weeks while fiscal 2017 and fiscal 2016, consisted of 52 weeks.

Overview

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada, with wholesale operations in North America and the U.K. As of March 31, 2018, we have two reportable segments, “Retail” and “Other.” Retail consists of our retail operations whereby we operate stores in Canada, under the Birks brand except for two stores operated under the Brinkhaus brand. Other consists primarily of our e-commerce business and wholesale business. Prior to the Aurum Transaction, we operated stores in Florida and Georgia under the Mayors brand except for one store operated under the Rolex brand, which was included in the “Retail” segment in prior periods.

As of March 31, 2018, our retail operation’s total square footage was approximately 100,000. The average square footage of our three Birks flagship stores was approximately 11,700, while the average square footage for all other Birks retail stores was approximately 2,400. The average square footage of our two Brinkhaus locations was 2,600.

Significant Transaction

On August 11, 2017, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Aurum Holdings Ltd., a company incorporated under the laws of England and Wales, which assigned its rights and obligations under the Purchase Agreement to Aurum Group USA, Inc., a Delaware corporation (“Aurum”) to sell its wholly-owned subsidiary, Mayors. Pursuant to the terms and conditions of the Stock Purchase Agreement, at the closing, Aurum acquired 100% of the outstanding equity interests of Mayors. The sale transaction closed on October 23, 2017 for total cash consideration of $106.8 million, net of closing adjustments. The Aurum Transaction was entered into on a debt-free basis except for certain specified liabilities.

In addition to the Aurum Transaction, Birks entered into a 5 year distribution agreement with Aurum (the “Distribution Agreement”) to sell Birks fine jewelry in the U.K. at Mappin & Webb and Goldsmiths stores and on their respective e-commerce platforms. Furthermore, pursuant to the Distribution Agreement, the Birks collections will continue to be sold in the United States through Mayors stores in Florida and Georgia. The Distribution Agreement is an important achievement in the Company’s strategy to develop the Birks brand into a global luxury brand. The Aurum Transaction constitutes a significant step in the Company’s efforts to strengthen its balance sheet and to execute its strategic vision of investing in the Birks brand together with the retailing of internationally-renowned jewelry and timepiece brands in Canada.

On October 23, 2017, as a condition to the closing of the Aurum Transaction, the Company entered into (i) an Inventory Purchase Agreement whereby Birks purchased approximately $1.8 million in inventory from Mayors; (ii) a Transition Services Agreement whereby Birks agreed to provide certain transition services to Mayors and its wholly-owned subsidiaries for a period of six months following the closing of the Aurum Transaction, subject to certain renewal rights, (iii) a Services Agreement whereby Mayors agreed to provide certain services to Birks for a period of one year following the closing of the Aurum Transaction, subject to certain renewal rights and (iv) an Authorized Dealer Agreement with Mayors Jewelers of Florida, Inc. (Mayors together Mayor’s Jewelers of Florida, Inc., the “Authorized Dealer”) whereby the Authorized Dealer will promote the sale of Birks branded products and trademarks in the United States.

Proceeds from the Aurum Transaction were used to pay down outstanding debt under the Company’s previous senior secured credit facilities that included term debt and working capital debt associated with Mayors. The Company does not intend on paying dividends as a result of the Aurum Transaction, but rather, the remaining transaction proceeds will be used by Birks to continue its strategic growth initiatives, specifically to invest in its Canadian flagship stores and new store concepts, as well as in its high-growth Birks brand wholesaling activities and e-commerce, as part of the Company’s omni-channel strategy. The Company expects that the next two years will be a capital intensive spending period during which the Company intends to fully renovate its three flagship stores

(Montreal, Toronto, and Vancouver) which may result in temporarily lower sales and contribution margin at these specified locations in order to generate future long-term returns for the Company.

As a result of the Aurum Transaction, the Company has presented Mayors’ results as a discontinued operation in the consolidated statements of operations and cash flows for all periods presented. Furthermore, the assets and liabilities of Mayors have been segregated and reported as assets or liabilities of disposal group in the consolidated balance sheet of the comparative period of March 25, 2017. The tables below reconcile the Company’s results from continuing operations and from discontinuing operations for the fiscal years 2018, 2017, and 2016, respectively.

	Year ended March 31, 2018
	Continuing	Discontinued	Combined
	operations	Operations*	operations

(in $ 000’s)

Net sales	114,378	85,274	199,652
Cost of sales	70,824	55,917	126,741
Gross profit	43,554	29,357	72,911
Selling, general, and administrative expenses	51,823	23,871	75,694
Restructuring charges	688	-	688
Depreciation and amortization	2,549	1,285	3,834
Impairment of long-lived assets	2,156	-	2,156
Operating (loss) income	(13,662)	4,201	(9,461)
Interest and other financial costs	3,116	2,829	5,945
Debt extinguishment charges	-	2,702	2,702
Income tax expense		75	75
Gain on disposal of discontinued operations	-	(29,882)	(29,882)
Net (loss) income	(16,778)	28,477	11,699

*Results from discontinued operations are included in the Company’s consolidated results for the period up to and including October 22, 2017.

	Year ended March 25, 2017
	Continuing	Discontinued	Combined
	operations	operations	operations

(in $ 000’s)

-
Net sales	116,436	170,485	286,921
Cost of sales	69,654	108,833	178,487
Gross profit	46,782	61,652	108,434
Selling, general, and administrative expenses	47,183	47,043	94,226
Restructuring charges	682	160	842
Depreciation and amortization	2,618	2,416	5,034
Operating (loss) income	(3,701)	12,033	8,332
Interest and other financial costs	3,355	5,326	8,681
Income tax expense	-	(5,277)	(5,277)
Net (loss) income	(7,056)	11,984	4,928

	Year ended March 26, 2016
	Continuing	Discontinued	Combined
	operations	operations	operations

(in $ 000’s)

-
Net sales	128,651	157,175	285,826
Cost of sales	75,682	100,757	176,439
Gross profit	52,969	56,418	109,387
Selling, general, and administrative expenses	48,333	42,792	91,125
Restructuring charges	549	205	754
Depreciation and amortization	2,791	2,438	5,229
Gain on sale of assets	(3,229)	-	(3,229)
Operating income	4,525	10,983	15,508
Interest and other financial costs	4,300	5,720	10,020
Income tax expense	-	50	50
Net (loss) income	225	5,213	5,438

Description of operations – continuing operations

Our net sales are comprised of revenues, net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, private label credit cards and house accounts to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average retail sale.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight and duties, direct labor related to repair services, the costs of our design and creative departments, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes, as well as product development costs. SG&A includes, among other things, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resources and training expenses. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A, such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Birks product brand and our third party retail brands. Marketing has historically represented a significant portion of our SG&A. As a percentage of net sales, marketing expenses represented 6.5%, 4.8% and 4.4% of sales for fiscal 2018, 2017, and 2016, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amount of these indirect costs in SG&A was approximately $1.1 million, $1.1 million and $1.2 million for fiscal 2018, 2017, and 2016, respectively. Depreciation and amortization includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and amortization of intangibles.

Over the short-term, we will focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin rate and gross profits;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow with the objective of growing EBITDA;

•	streamline the operational overhead costs that were incurred to support the operations of the Company prior to the Aurum Transaction;

•	align our operations to effectively and efficiently deliver benefits to our shareholders; and

•	maintain flexible and cost effective sources of borrowings to finance our operations and strategies.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•	continue to develop our Birks product brand through the expansion of all sales channels including international channels of distribution and e-commerce;

•

execute our merchandising strategy to increase net sales and maintain and expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, and source products; execute our marketing strategy to enhance customer awareness and appreciation of the Birks product brand as well as our third party retail brands with an objective of maintaining and eventually increasing customer traffic, client acquisition and retention and net sales through regional, national and international advertising campaigns using digital channels (including our website), billboards, print, direct mail, magazine, in-store events, community relations, media and public relations, partnerships with key suppliers, and associations with prestige institutions;

•

provide a superior omni-channel client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships; increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability; and

•	recruit and retain top talent whose values are aligned with our omni-channel strategic visions.

Foreign Currency

Because our operations are based in Canada but our financial results are reported in U.S. dollars, our results are affected by foreign exchange rate changes. Revenue and expenses incurred in Canadian dollars are translated into U.S. dollars for reporting purposes. Changes in the value of the Canadian dollar compared to the U.S. dollar between periods may materially impact our results and may materially affect period over period comparisons. Over the past several years, the value of the Canadian dollar has varied significantly compared to the U.S. dollar which has impacted the level of our borrowing capacity and, for reporting purposes, in some instances, has resulted in significant fluctuations in our net sales, expenses and our profits when expressed in U.S. dollars. As of March 31, 2018, we had not hedged these foreign exchange rate risks.

Fiscal 2018 Summary – results from continuing operations

●

Net sales were $114.4 million for fiscal 2018, a decrease of $2.0 million compared to net sales of $116.4 million in fiscal 2017. Net sales were $4.7 million lower than last year on a constant currency basis (see “Non-GAAP measures”) after excluding $2.6 million of higher sales due to the translation of the Company’s Canadian sales into U.S. dollars with a stronger Canadian dollar. The decrease in sales in fiscal 2018 was driven primarily by the fact that, as part of its strategic plan, the Company began the renovation of two of its flagship stores (Montreal and Toronto);

●

Comparable store sales decreased by 2% and comparable store sales calculated on a constant-exchange rate basis (see “Non-GAAP measures”) decreased by 4% compared to the prior fiscal year ended March 25, 2017. When excluding the impact of lower sales at the Montreal and Toronto flagship locations which were under-going major renovations for a significant portion of the fiscal year, comparable store sales increased by 1% ;

●

Gross profit was $43.6 million, or 38.1% of net sales, for fiscal 2018, compared to $46.8 million, or 40.2% of net sales, for fiscal 2017. The reduction of 210 basis points in gross margin percentage was mainly attributable to product sales mix and increased sales promotions as a result of the Montreal and Toronto flagship locations undergoing major renovations during the fiscal year;

●

SG&A expenses were $51.8 million, or 45.3% of net sales, in fiscal 2018 compared to $47.2 million, or 40.5% of net sales, in fiscal 2017. The increase is driven in part by higher marketing and operational costs related to the Company’s strategic focus on the promotion and development of the Birks brand as well as by higher professional fees incurred in relation to the Company’s new strategic plan;

●

The Company’s fiscal 2018 reported operating loss from continuing operations was $13.7 million, an increase of $10.0 million compared to a reported operating loss from continuing operations of $3.7 million for fiscal 2017. Adjusted operating loss from continuing operations (see “Non-GAAP measures”), which excludes restructuring costs and impairment charges was $10.8 million, a decrease of $7.8 million compared to an adjusted operating loss from continuing operations of $3.0 million in fiscal 2017 (excluding restructuring costs);

The Company recognized a net income for fiscal 2018 of $11.7 million, or $0.65 per share, comprised of a net loss from continuing operations of $16.8 million, or $0.93 per share, and a net income from discontinued operations of $28.5 million (including a one-time gain on disposal of discontinued operations of $29.9 million), or $1.59 per share, compared to net income of $4.9 million, or $0.27 per share in fiscal 2017 comprised of a net loss from continuing operations of $7.1 million, or $0.39 per share, and a net income from discontinued operations of $12.0 million, or $0.66 per share.

Results of Operations

The following is a discussion of factors affecting our results of operations for fiscal 2018 and fiscal 2017. This discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

Comparable Store Sales – from continuing operations

We use comparable store sales as a key performance measure for our business. Comparable store sales include stores open in the same period in both the current and prior year. We include our e-commerce sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated on a constant-exchange rate basis (see “Non-GAAP measures”) which eliminates the positive and negative effects that result from translating Canadian dollar sales into U.S. dollars due to the strengthening or weakening of the Canadian dollar in comparison to the U.S. dollar. Comparable store sales measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods. We believe that this measure provides meaningful information on our performance and operating results. However, readers should know that this financial metric has no standardized meaning and may not be comparable to similar measures presented by other companies.

The percentage increase in comparable store sales, calculated on a constant-exchange rate basis (see “Non-GAAP measures”) for the periods presented below is as follows:

	Fiscal Year Ended
	March 31, 2018	March 25, 2017*	March 26, 2016*

Comparable store sales from continuing operations	(4)%	(8)%	6%

* Retrospectively revised (refer to “Significant Transaction” above and to note 18 of our audited consolidated financial statements which are included elsewhere in this Annual Report)

The decrease in comparable store sales of 4% in fiscal 2018 is related to a decrease in sales of third party branded fine jewelry and bridal offerings, primarily driven by the fact that, as part of its strategic plan, the Company began the renovation of two of its flagship stores (Montreal and Toronto), leading to a greater than anticipated temporary decline in sales volume during the construction period. When excluding the impact of lower sales at the Montreal and Toronto flagship locations, comparable store sales increased by 1% despite a softening of the luxury retail environment in Canada and overall weaker retail conditions during the holiday period. This is attributable to the increased sales of Birks branded products across the retail and e-commerce channels as well as the successful execution of targeted marketing campaigns. In fiscal 2017, the decrease in comparable store sales in Canada was primarily driven by a significant decrease in discretionary spending, partially related to difficult economic conditions in Western Canada. In fiscal 2016, the increase in comparable store sales was primarily related to an increase in our average retail sale transaction.

Fiscal 2018 Compared to Fiscal 2017

The following table sets forth, for fiscal 2018 and fiscal 2017, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 31, 2018	March 25, 2017*
	(In thousands)
Net sales	$114,378	$116,436
Cost of sales	70,824	69,654

Gross profit	43,554	46,782

Selling, general and administrative expenses	51,823	47,183
Restructuring charges	688	682
Depreciation and amortization	2,549	2,618
Impairment of long-lived assets	2,156	-

Total operating expenses	57,216	50,483

Operating income	(13,662)	(3,701)
Interest and other financing costs	3,116	3,355
Income taxes	-	-

Net (loss) from continuing operations,	(16,778)	(7,056)
Discontinued operations:
(Loss) income from discontinued operations, net of tax	(1,405)	11,984
Gain on disposal of discontinued operations, net of tax	29,882	-

Net income from discontinued operations	28,477	11,984

Net income	$11,699	$4,928

* Retrospectively revised (refer to “Significant Transaction” above and to note 18 of our audited consolidated financial statements which are included elsewhere in this Annual Report)

Net Sales – from continuing operations

	Fiscal Year Ended
	March 31, 2018	March 25, 2017*
	(In thousands)

Net sales – Retail	$110,225	$113,644
Net sales – Other	4,153	2,792

Total Net Sales	$114,378	$116,436

* Retrospectively revised (refer to “Significant Transaction” above and to note 18 of our audited consolidated financial statements which are included elsewhere in this Annual Report)

Net sales for fiscal 2018 were $114.4 million compared to $116.4 million for fiscal 2017, which is a decrease of $2.0 million, or 1.7%, as compared to fiscal 2017. Net retail sales were $5.9 million lower than last year on a constant currency basis (see “Non-GAAP measures”) after excluding the $2.5 million of higher sales due to the translation of the Company’s Canadian sales into U.S. dollars with a stronger Canadian dollar, primarily driven by the renovation of our Montreal and Toronto flagship stores during fiscal 2018, and the temporary closure of the Montreal flagship store for the last two months of the fiscal year, as well as a softer luxury retail environment in Canada throughout the fiscal year and particularly during the holiday season. The increase in Net Sales – Other of $1.4 million related primarily to an increase in wholesale sales of $1.7 million driven by the Company’s entrance into the U.K market through its newly signed exclusive distribution agreement for Birks branded jewelry with Aurum, as well as greater e-commerce sales of $0.2 million driven by increased traffic to the Company’s updated website, partially offset by lower corporate sales of $0.5 million.

Gross Profit – from continuing operations

	Fiscal Year Ended
	March 31, 2018	March 25, 2017*
	(In thousands)

Gross Profit – Retail	$42,019	$45,784
Gross Profit – Other	1,535	998

Total Gross Profit	$43,554	$46,782

* Retrospectively revised (refer to “Significant Transaction” above and to note 18 of our audited consolidated financial statements which are included elsewhere in this Annual Report)

Total gross profit for fiscal 2018 was $43.6 million or 38.1% of net sales, as compared to $46.8 million or 40.2% of net sales, in fiscal 2017. Excluding $2.1 million of higher gross profit from the impact of translating the gross profit from Canadian dollars to U.S. dollars with a relatively stronger Canadian dollar, gross profit on a constant currency basis (see “Non-GAAP measures”) decreased by $5.3 million compared to the prior fiscal year period. The reduction of 210 basis points in gross margin percentage was mainly attributable to product sales mix and increased sales promotions as a result of the Montreal and Toronto flagship locations undergoing major renovations during the fiscal year. Gross Profit – Other for fiscal 2018 was $1.5 million compared to $1.0 million for fiscal 2017, which is an increase of $0.5 million or 53.8%, as compared to fiscal 2017. This 53.8% increase is driven by increased wholesale and e-commerce activity during the fiscal year, as the Company continues its focus on growth in these high gross margin channels.

SG&A Expenses – from continuing operations

In fiscal 2018, SG&A expenses were $51.8 million or 45.3% of net sales, compared to $47.2 million or 40.5% of net sales in fiscal 2017. The increase is driven in part by higher marketing and operational costs related to the Company’s strategic focus on the promotion and development of the Birks brand as well as by higher professional fees incurred in relation to the Company’s new strategic plan.

Restructuring Charges – from continuing operations

During fiscal 2018, we incurred $0.7 million of restructuring charges associated with the third phase of our operational restructuring plan launched in fiscal 2015, compared to $0.7 million in fiscal 2017 as part of the second phase of the restructuring plan. In July 2014, we provided to our senior secured lenders and announced an operational restructuring plan to reduce corporate overhead costs, improve profitability and drive efficiency within the organization. The restructuring plan included consolidating most of our corporate administrative workforce from our regional office in Tamarac, Florida to our Montreal corporate head office as well as the outsourcing of a portion of our jewelry manufacturing and other corporate head office staff reductions. In February 2018, we began the third phase of the operational restructuring plan, incurring restructuring charges of approximately $0.7 million, primarily associated with severance, as we eliminated certain head office positions to further increase efficiency and to align corporate functions with the Company’s strategic direction following the Aurum Transaction.

Depreciation and Amortization – from continuing operations

Depreciation and amortization expense during fiscal 2018 was $2.5 million compared to $2.6 million during fiscal 2017.

Interest and Other Financing Costs – from continuing operations

Interest and financing costs in fiscal 2018 were $3.1 million compared to $3.4 million in fiscal 2017, a decrease of $0.3 million driven by lower average outstanding working capital debt during the period of $6.6 million as a result of the significant debt repayments made by the Company as a result of the Aurum Transaction.

Income Tax Expense – from continuing operations

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 31, 2018, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2011 through 2018 remain open to examination in the major tax jurisdictions in which the Company operates. We have continued to record a 100% valuation allowance on the full value of the deferred tax assets generated from our continuing operations during these periods as the criteria for recognition of these assets was not met at March 31, 2018.

Fiscal 2017 Compared to Fiscal 2016

The following table sets forth, for fiscal 2017 and fiscal 2016, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 25, 2017*	March 26, 2016*
	(In thousands)
Net sales	$116,436	$128,651
Cost of sales	69,654	75,682

Gross profit	46,782	52,969

Selling, general and administrative expenses	47,183	48,333
Restructuring charges	682	549
Depreciation and amortization	2,618	2,791
Gain on sale of assets	-	(3,229)

Total operating expenses	50,483	48,444

Operating income	(3,701)	4,525
Interest and other financing costs	3,355	4,300
Income taxes	-	-

Net (loss) from continuing operations	(7,056)	225
Discontinued operations:
(Loss) income from discontinued operations, net of tax	11,984	5,213
Gain on disposal of discontinued operations	-	-

Net income from discontinued operations	11,984	5,213

Net income	$4,928	$5,438

* Retrospectively revised (refer to “Significant Transaction” above and to note 18 of our audited consolidated financial statements which are included elsewhere in this Annual Report)

Net Sales – from continuing operations

	Fiscal Year Ended
	March 25, 2017	March 26, 2016
	(In thousands)

Net sales – Retail	$113,644	$125,122
Net sales – Other	2,792	3,529

Total Net Sales	$116,436	$128,651

Net sales for fiscal 2017 were $116.4 million compared to $128.7 million for fiscal 2016, which is a decrease of $12.3 million, or 9.5%, as compared to fiscal 2016. Net retail sales were $11.1 million lower than in fiscal 2017 versus fiscal 2016 on a constant currency basis after excluding the $0.3 million of lower sales due to the translation of the Company’s Canadian sales into U.S. dollars with a relatively weaker Canadian dollar (see “Non-GAAP measures”), primarily driven by a significant decrease in discretionary spending partially related to difficult economic conditions (particularly in Western Canada) as well as a significant reduction in luxury spending by certain affluent tourists within our customer base. The decrease in Net Sales – Other of $0.7 million related primarily to a decrease in corporate sales (division sold in fiscal 2016), partially offset by higher e-commerce sales.

Gross Profit – from continuing operations

	Fiscal Year Ended
	March 25, 2017	March 26, 2016
	(In thousands)

Gross Profit – Retail	$45,784	$51,428
Gross Profit – Other	998	1,541

Total Gross Profit	$46,782	$52,969

Total gross profit for fiscal 2017 was $46.8 million or 40.2% of net sales, as compared to $53.0 million or 41.2% of net sales, in fiscal 2016. Excluding $0.2 million of lower gross profit from the impact of translating the gross profit from Canadian dollars to U.S. dollars with a relatively weaker Canadian dollar, gross profit on a constant currency basis (see “Non-GAAP measures”) decreased by $6.0 million compared to the prior fiscal year period. The reduction of 100 basis points in gross margin percentage was mainly attributable to product sales mix and the impact of foreign exchange. Gross Profit – Other for fiscal 2017 was $1.0 million compared to $1.5 million for fiscal 2016, which is a decrease of $0.5 million or 35.2%, as compared to fiscal 2016. This decrease is driven by the decline in corporate sales (as the corporate sales division sold in fiscal 2016).

SG&A Expenses – from continuing operations

In fiscal 2017, SG&A expenses were $47.2 million or 40.5% of net sales, compared to $48.3 million or 37.6% of net sales in fiscal 2016. The decrease was driven in part by the efficiencies that resulted from second phase of the operational restructuring plan that was initiated in fiscal 2015 as well as by lower direct variable costs driven by lower sales during the fiscal period.

Restructuring Charges – from continuing operations

During fiscal 2017, we incurred $0.7 million of restructuring charges associated with the second phase of our operational restructuring plan launched in fiscal 2015, compared to $0.5 million in fiscal 2016 as part of the first phase of the restructuring plan. In July 2014, we provided to our senior secured lenders and announced an operational restructuring plan to reduce corporate overhead costs, improve profitability and drive efficiency within the organization. The restructuring plan included consolidating most of our corporate administrative workforce from our regional office in Tamarac, Florida to our Montreal corporate head office as well as the outsourcing of a portion of our jewelry manufacturing and other corporate head office staff reductions. In February 2017, we began the second phase of the operational restructuring plan, incurring restructuring charges of approximately $0.7 million in fiscal 2017 primarily associated with severance, as we eliminated certain corporate administrative positions to further increase efficiency.

Depreciation and Amortization – from continuing operations

Depreciation and amortization expense during fiscal 2017 was $2.6 million compared to $2.8 million during fiscal 2016.

Interest and Other Financing Costs – from continuing operations

Interest and financing costs in fiscal 2017 were $3.4 million compared to $4.3 million in fiscal 2016, a decrease of $0.9 million, driven by lower average long-term debt outstanding in fiscal 2017 as compared to fiscal 2016 due to the termination on November 1, 2016 of an obligation under capital lease of approximately $8.7 million (at November 1, 2016) pursuant to a sale-leaseback transaction on the former Montreal head-office building.

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S Generally Accepted Accounting Principles (“U.S GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to investors and other external stakeholders to provide them with useful complimentary information which will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies.

Constant currency basis

The Company evaluates its sales performance using non-GAAP measures which eliminates the foreign exchange effects of translating net sales, comparable store sales and gross profit made in Canadian dollars to U.S dollars (constant currency basis or constant exchange rate basis). Net sales, comparable store sales, gross profit and expenses on a constant exchange rate basis are calculated by taking the current period’s sales, gross profit and expenses in local currency and translating them into U.S dollars using the prior period’s foreign exchange rates. The Company believes that such measures provide useful supplemental information with which to assess the Company’s performance relative to the corresponding period in the prior fiscal year. The following tables reconcile the net sales, comparable store sales and gross profit increases (decreases) from GAAP to non-GAAP versus the previous fiscal year:

Constant Exchange Rate Basis Reconciliation	Fiscal 2018 vs. Fiscal 2017 Change			Fiscal 2017 vs. Fiscal 2016 Change
	GAAP	Translation Effect	Constant- Exchange Rate Basis	GAAP	Translation Effect	Constant- Exchange Rate Basis

Net Sales – from continuing operations (in $000’s)

Net sales - Retail	(3,419)	2,455	(5,874)	(11,477)	(349)	(11,128)
Net sales - Other	1,361	183	1,178	(737)	(78)	(659)
Total Net Sales	(2,058)	2,638	(4,696)	(12,214)	(427)	(11,787)

Gross Profit from continuing operations (in $ 000’s)

Total Gross Profit	(3,228)	2,106	(5,334)	(6,187)	(208)	(5,979)

Constant Exchange Rate Basis Reconciliation	Fiscal 2018 vs. Fiscal 2017 Change
	GAAP	Translation Effect	Constant- Exchange Rate Basis
Comparable store sales decrease – from continuing operations (in %)

Comparable store sales	-2%	2%	-4%

	Fiscal 2017 vs. Fiscal 2016 Change
	GAAP	Translation Effect	Constant- Exchange Rate Basis
Comparable store sales decrease – from continuing operations (in %)

Comparable store sales	-8%	0%	-8%

Adjusted operating expenses and adjusted operating income

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans and impairment losses, as well as a non-recurring gain on disposal of assets. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior year and can result in a more meaningful comparison of the Company’s performance between the periods presented. The table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures calculated with GAAP.

Reconciliation of non-GAAP measures		Fiscal year ended March 31, 2018

($‘000)	GAAP	Restructuring costs (a)	Impairment of long lived assets (b)	One- time gain (c)	Non-GAAP

Total operating expenses – from continuing operations	57,216	(688)	(2,156)	-	54,372
as a % of net sales from continuing operations	50.0%				47.5%

Operating loss – from continuing operations	(13,662)	688	2,156	-	(10,818)
as a % of net sales from continuing operations	(11.9)%				(9.5)%

Reconciliation of non-GAAP measures		Fiscal year ended March 25, 2017

($‘000)	GAAP	Restructuring costs (a)	Impairment of long lived assets (b)	One- time gain (c)	Non-GAAP

Total operating expenses – from continuing operations	50,483	(682)	-		49,801
as a % of net sales from continuing operations	43.4%				42.8%

Operating loss – from continuing operations	(3,701)	682	-		(3,019)
as a % of net sales from continuing operations	(3.2)%				(2.6)%

Reconciliation of non-GAAP measures		Fiscal year ended March 26, 2016

($‘000)	GAAP	Restructuring costs (a)	Impairment of long lived assets (b)	One- time gain (c)	Non-GAAP
Total operating expenses – from continuing operations	48,444	(549)	-	3,229	51,124
as a % of net sales from continuing operations	37.7%				39.7%
Operating loss – from continuing operations	4,525	549	-	(3,229)	1,845
as a % of net sales from continuing operations	3.5%				1.4%

(a)	Expenses associated with the Company’s operational restructuring plan

(b)

Non-cash impairment associated with the impairment of long-lived assets at a retail location due to the projected operating performance of the location and software impairment associated with a decision to modify the scope of the implementation of the Company’s new ERP

(c)	Non-recurring gain on disposal of assets resulting from the Company’s sale of its corporate sales division in fiscal 2016

Liquidity and Capital Resources

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependent upon our ability to maintain positive excess availability under the Company’s New Credit Facility which, as of March 31, 2018, had a balance owing of approximately $28.6 million. The New Credit Facility is used to finance working capital, finance capital expenditures, provide liquidity to fund our day-to-day operations and for other general corporate purposes. The terms of the New Credit Facility require us to maintain positive excess availability at all times.

On October 23, 2017, in connection with the closing of the Aurum Transaction, the Company entered into a new senior secured credit facility with Wells Fargo Canada Corporation for a maximum amount of CAD$85.0 million (US$65.9 million) (the “New Credit Facility”). The New Credit Facility, which matures in October 2022, replaced the Company’s prior $110.0 million revolver credit facility and its prior senior secured $31.0 million term loan facility which were repaid in full as a result of the Company’s divestiture of Mayors. The New Credit Facility also provides the Company with an option to increase the total commitments thereunder by up to CAD$13.0 million (US$10.1 million). The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The New Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5% - 3.0% depending on the Company’s excess availability levels. Under the New Credit Facility, the Company is not required to comply with a minimum adjusted EBITDA financial covenant. The sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than CAD$8.5 million (US$6.6 million) at all times, except that the Company shall not be in breach of this covenant if excess availability falls below CAD$8.5 million (US$6.6 million) for not more than two consecutive business days once during any fiscal month.

On June 29, 2018, the Company secured a CAD$12.5 million (US$ 9.7 million) senior secured term loan (the “New Term Loan”) with Crystal Financial LLC (“Crystal”). The New Term Loan, which matures in October 2022, is subordinated in lien priority to the New Credit Facility and bears interest at a rate of CDOR plus 8.25%. Under the New Term Loan, the Company will be required to adhere to similar financial covenants as under the New Credit Facility (maintain minimum excess availability of not less than CAD$8.5 million (US$6.6 million) at all times, except that the Company shall not be in breach of this covenant if excess availability falls below CAD$8.5 million (US$6.6 million) for not more than two consecutive business days once during any fiscal month). In addition, the New Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of CAD$9.5 million (US$7.4 million) and from January 21st to February 20th of each year of CAD$4.5 million (US$3.5 million). The long term senior secured term loan is required to be repaid upon maturity. The New Term Loan does not require the Company to comply with a minimum adjusted EBITDA financial covenant.

The Company’s borrowing capacity under both the New Credit Facility and the New Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by the lenders, and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

The Company’s New Credit Facility and New Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both the New Credit Facility and the New Term Loan. In the event that excess availability falls below CAD$8.5 million (US$6.6 million) for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the New Credit Facility and New Term Loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s New Credit Facility and New Term Loan to become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have excess availability of at least CAD$8.5 million (US$6.6 million) for at least the next twelve months.

The New Credit Facility and New Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or ii) maintain excess availably of at least 25% of the borrowing base and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the New Credit Facility and New Term Loan provide that no financial covenants are required to be met other than already described.

The Company’s lenders under its New Credit Facility and its New Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintain adequate liquidity for the operation of its business, ii) cover any deterioration in the amount of value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal 2018, fiscal 2017, and fiscal 2016 by the Company’s current or former lenders.

Borrowings under our credit facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 31, 2018(1)	March 25, 2017(2)
	(In thousands)

Credit facility availability	$44,101	$85,026
Amount borrowed at year end – continuing operations	$28,640	$44,840
Amount borrowed at year end – discontinued operations	$-	$25,602

Excess borrowing capacity at year end (before minimum threshold)	$15,461	$14,584

Average outstanding balance during the year – continuing operations	$35,187	$41,751
Average excess borrowing capacity during the year – continuing operations	$14,368	$13,683
Maximum borrowing outstanding during the year – continuing operations	$48,653	$50,250
Minimum excess borrowing capacity during the year – continuing operations (3)	$2,594	$6,174
Weighted average interest rate for year	3.3%	3.2%

* Retrospectively revised (refer to “Significant Transaction” above and to note 18 of our audited consolidated financial statements which are included elsewhere in this Annual Report)

(1)

Note that for fiscal 2018, credit facility availability, excess borrowing capacity and outstanding borrowings related to the period prior to the Aurum Transaction (up to and including October 22, 2017) are calculated based on the terms existing under the then existing senior secured credit facilities, while credit facility availability, excess borrowing capacity and outstanding borrowings related to the period subsequent to the Aurum Transaction (October 23, 2017 and thereafter) are calculated based on the terms existing under the New Credit Facility

(2)	Note that for fiscal 2018, credit facility availability, excess borrowing capacity and outstanding borrowings are calculated based on the terms existing under the Prior Credit Facilities

(3)

The Company’s former lenders consented to the Company having an excess borrowing capacity lower than the minimum threshold of $6.0 million under its then existing credit facilities for the 4 days leading up to the closing of the Aurum Transaction to allow the Company to hold excess cash on hand during the Company’s transition period towards the new lender’s banking operations.

Investissement Québec

The Company has term loans outstanding in the aggregate amount of $1.8 million (CAD$2.4 million) at March 31, 2018 with Investissement Québec.

In November 2015, the Company amended the monthly capital requirements amounts of all term loans with Investissement Québec in order to reduce its short-term capital requirements. The impact of the amendment on the first twelve months following the effective date of the amendment translated to a reduction of CAD$2.0 million (approximately $1.6 million in U.S. dollars) of the monthly capital requirements. This amendment was agreed to by the senior secured lenders.

As of March 31, 2018, the Company had the following loans with Investissement Québec:

-	CAD$2.0 million ($1.6 million in U.S. dollars) secured term loan of which CAD$0.8 million ($0.6 million in U.S dollars) remained outstanding, bearing interest at a rate of Canadian prime plus 10%

per annum, which equated to 13.4% at March 31, 2018 and is repayable in 48 equal monthly payments of CAD$41,667 ($32,315 in U.S dollars) beginning in August 2015.
-

CAD$5.0 million ($3.9 million in U.S. dollars) secured term loan of which CAD$1.6 million ($1.2 million in U.S. dollars) remained outstanding, bearing interest at a rate of Canadian prime plus 7.0% per annum, which equated to 10.4% at March 31, 2018 and is repayable in 60 equal monthly payments of CAD$83,333 ($64,629 in U.S. dollars) beginning in October 2014.

The term loans with Investissement Québec require the Company on an annual basis to have a working capital ratio of at least 1.15. The Company was in compliance with the working capital ratio as of March 31, 2018.

Capital Leases and Other Financing

As of March 31, 2018, we had a balance of $1.5 million outstanding from an original $5.0 million cash advance from our controlling shareholder, Montrovest. This advance is payable upon demand by Montrovest once conditions stipulated in our senior credit facilities permit such a payment. Commensurate with the amendment of our senior credit facilities, in June 2011, we amended the terms of the $5.0 million cash advance, reducing the annual interest rate from 16%, net of any withholding taxes, representing an effective interest of 17.8% to 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%. In addition, the amended terms (i) eliminated the 7% fee required to be paid to Montrovest upon conversion of the advance into a convertible debenture or Class A voting shares, (ii) eliminated the convertibility of the cash advance into a convertible debenture or Class A voting share in the event of a private placement and (iii) required a one-time payment of a closing fee of $75,000. In August 2012, a partial repayment of $3.5 million was made on these cash advances as a result of the proceeds from a stock rights offering that we undertook in 2012.

On July 28, 2017, the Company received a $2.5 million loan from Montrovest. The loan bears interest at an annual rate of 11%, net of withholding taxes and is due and payable in two equal payments of $1.25 million in each of July 2018 and July 2019.

The Company entered into a financing agreement effective May 11, 2017 with a new lender for a credit facility of up to $4.75 million of lease financing relating to certain equipment consisting of furniture, fixtures, and computer systems. During fiscal 2018, the Company borrowed approximately $2.7 million against this facility. The $2.7 million borrowed was repaid in full by the Company on March 31, 2018.

Cash Flows from Operating, Investing and Financing Activities – from continuing operations

The following table summarizes cash flows from operating, investing and financing activities:

(in thousands)	Fiscal 2018	Fiscal 2017	Fiscal 2016

Net cash provided by (used in):
Operating activities	$(15,030)	$(3,349)	$1,395
Investing activities	(6,777)	(4,390)	(745)
Financing activities	(17,206)	7,342	(489)
Net cash provided by discontinued operations:	38,123	-	-
Effect of changes in exchange rate on cash and cash equivalents	(275)	(3)	(173)

Net increase (decrease) in cash and cash equivalents	$(1,165)	$(400)	$(12)

Net cash used in operating activities from continuing operations was $15.0 million in fiscal 2018 as compared to $3.3 million in fiscal 2017. The $11.7 million decrease in cash flows related to operating activities from continuing operations was primarily the result of a $9.7 million increase in operating loss from continuing operations in fiscal 2018 versus fiscal 2017, a $2.4 million increase in the level of prepaid expenses growth during fiscal 2018 compared to fiscal 2017, as well as a $1.7 million increase in the level of in accounts receivable growth during fiscal 2018 compared to fiscal 2017, partially offset by a $2.1 million non-cash impairment of long-lived assets in fiscal 2018.

Net cash used in operating activities from continuing operations was $3.3 million in fiscal 2017 as compared to net cash provided by operating activities from continuing operations of $1.4 million in fiscal 2016. The $4.7 million decrease in cash flows related to operating activities from continuing operations was primarily the result of a $7.3 million decrease in net income from continuing operations in fiscal 2017 versus fiscal 2016, as well as an increase in the level of accounts receivable growth of $1.0 million during fiscal 2017 versus fiscal 2016, and an increase in the level of inventory growth of $2.2 million in fiscal 2017 versus fiscal 2016, partially offset by a $3.2 million non-cash gain on sale of assets in fiscal 2016 and by an increase in the level of accounts payable and accrued liabilities growth of $2.7 million in fiscal 2017 versus fiscal 2016.

During fiscal 2018, net cash used in investing activities from continuing operations was $6.8 million compared to $4.4 million used during fiscal 2017. The $2.4 million increase in net cash used in investing activities from continuing operations was primarily attributable to an increase in capital expenditures and additions to intangibles assets over fiscal 2017.

During fiscal 2017, net cash used in investing activities from continuing operations was $4.4 million compared to $0.7 million used during fiscal 2016. The $3.7 million increase in net cash used in investing activities from continuing operations was primarily attributable to net proceeds of $4.1 million received related to the disposal of corporate sales division assets in fiscal 2016, partially offset by a decrease in capital expenditures over the prior fiscal year of $0.4 million.

Net cash used in financing activities from continuing operations was $17.2 million in fiscal 2018, as compared to $7.3 million of cash flows provided by financing activities from continuing operations during fiscal 2017. The $24.5 million decrease in cash flows related to financing activities from continuing operations was primarily due to a decrease in bank indebtedness of $16.2 million in fiscal 2018 as compared to an increase in bank indebtedness of $10.4 million in fiscal 2017, partially offset by a decrease in net repayments of long-term debt of $2.2 million in fiscal 2018 as compared to fiscal 2017.

Net cash provided by financing activities from continuing operations was $7.3 million in fiscal 2017, as compared to $0.5 million used during fiscal 2016. The $7.8 million increase in cash flows related to financing activities from continuing operations was primarily due an increase in bank indebtedness in fiscal 2017 of $8.4 million as compared to fiscal 2016, partially offset by an increase in net repayments of long-term debt of $0.8 million in fiscal 2017 as compared to fiscal 2016.

Net cash provided by discontinued operations amounted to $38.1 million in fiscal 2018 and represents the excess proceeds received as a result of the Aurum Transaction, net of the repayment of Mayors’ outstanding term and working capital debt and transaction related costs.

The following table details capital expenditures in fiscal 2018, 2017, and 2016:

	Fiscal Year Ended
	March 31, 2018	March 25, 2017*	March 26, 2016*
	(In thousands)

New stores and renovations	$3,774	$1,583	$2,792
Electronic equipment, computer hardware and software	2,717	2,312	1,044
Furniture and fixtures	1,560	504	1,571
Manufacturing equipment	-	4	6

Total capital expenditures (1)	$8,051	$4,403	$5,413

* Retrospectively revised (refer to “Significant Transaction” above and to note 18 of our audited consolidated financial statements which are included elsewhere in this Annual Report)

(1)

Includes capital expenditures financed by capital leases of $843,000 in fiscal 2018, $376,000 in fiscal 2017, and $43,000 in fiscal 2016 as well as capital expenditures included in accounts payable as of the end of the fiscal year.

Capital expenditures for fiscal 2019 are projected to be approximately $11.2 million and are expected to be used primarily for store remodeling and store relocations associated with lease renewals, as well as the implementation of our new ERP system. The amount of planned capital expenditures for fiscal 2019 is higher than the amount spent in fiscal 2018. Approximately 17% of the company’s store leases are renewable within the next two years and we are currently in discussions with a number of landlords with respect to renewing at existing locations and/or moving to new locations, and such lease renewals or new leases may require capital expenditures. The capital expenditures related to retail store locations are estimated to be approximately $13.2 million over the next two years to remodel, relocate or open new stores. Of the $13.2 million, we estimate that $9.4 million will be spent in fiscal 2019 leaving the balance to fiscal 2020. The availability of financing will impact our ability to renew leases or enter into new ones, which can in turn, impact the number of retail locations we operate and the level of sales we generate in the future.

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

None.

Trend Information

During fiscal 2018, we were faced with several challenges such as an overall softening of the retail industry in Canada in calendar 2017 leading to an industry-wide decrease in traffic and transaction volume, a weaker holiday season in the luxury retail industry globally, a depressed bridal market throughout Canada caused by increased competition in the industry, the major renovations of two of our flagship store locations (Montreal and Toronto), the temporary closure of our flagship store in Montreal, and a significant reduction in luxury spending by certain affluent tourists within our customer base. Increased competition for space in Canada continued to put pressure on occupancy costs and space retention for key locations. Third party brands continue to follow through on opening their own stores and closing distribution in select retail centers and lowering the margins that are earned by retailers impacting our gross margin levels.

We continue to pursue our strategy to develop the Birks product brand and in fiscal 2018, we launched several new collections under the Birks brand. In addition, we continued to pursue our strategies to enhance our customers’ in-store experience which included the remodeling of Birks stores in Canada to provide our clients with an engaging buying experience.

Our gross profit margin from continuing operations has declined over the past five years primarily due to changes in our product sales mix and the increased efforts over the past years to more quickly and aggressively sell through slow moving and discontinued product brands in an effort to improve the productivity and turnover of our inventory. Going forward, we believe that our gross profit margin will stabilize and begin to increase as we continue to promote the development of the Birks product brand which we expect will provide us with higher gross profit margins. Going forward, we also intend to execute our merchandising strategy to expand gross margins by developing and marketing exclusive and unique third-party branded products with higher margins.

Over the past few years we have also decreased the number of stores we operate through our closure of underperforming stores. Going forward we will continue to evaluate the productivity of our existing stores and close unproductive stores. In addition, we will be continuing to review opportunities to open new stores in new prime retail locations when the right opportunities exist.

Off-balance sheet arrangements

From time to time, we guarantee a portion of our private label credit card sales to our credit card vendor. As of March 31, 2018 and March 25, 2017, the amount guaranteed under such arrangements was approximately $2.1 million and $2.6 million, respectively. The bad debt experienced under these guarantees has not been material. See Note 14(b) to the consolidated financial statements included in this Annual Report on Form 20-F for additional discussion. We had no other off-balance sheet arrangements as of March 31, 2018 other than our operating lease commitments as detailed below and in Note 13 to our consolidated financial statements.

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of March 31, 2018 and the periods in which payments are due:

	Payments due by Period*
	Total	Less Than 1 Year	2-3 Years	4-5 Years	More than 5 Years

		(In thousands)

Contractual Obligations
Debt maturities(1)	$34,430	$2,391	$1,899	$28,640	$1,500
Capital lease obligations	578	220	229	129	–
Interest on debt(2)	1,441	497	436	343	165
Operating lease obligations(3)	66,135	8,243	14,615	13,784	29,493

Total(4)	$102,584	$11,351	$17,179	$42,896	$31,158

* Retrospectively revised (refer to “Significant Transaction” above and to note 18 of our audited consolidated financial statements which are included elsewhere in this Annual Report)

(1)	Includes bank indebtedness in the 4-5 year category to reflect the current expiration date of the line of credit.
(2)

Excludes interest payments on amounts outstanding under our credit facility as the outstanding amounts fluctuate based on our working capital needs. Interest expense on other variable rate long-term debts was calculated assuming the rates in effect at March 31, 2018.

(3)

The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which we are obligated. CAM charges were $1.5 million in fiscal 2018, $2.4 million in fiscal 2017 and $2.1 million in fiscal 2016.

(4)	In addition to the above and as of March 31, 2018, we had $0.9 million of outstanding letters of credit.

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

Revenue recognition

Sales are recognized at the point of sale when merchandise is picked up by the customer or shipped. Shipping and handling fees billed to customers are included in net sales. Revenues for gift certificate sales and store credits are recognized upon redemption. Prior to recognition as a sale, gift certificates are recorded as accounts payable on the balance sheet. Based on historical redemption rates, a portion of certificates outstanding and not subject to unclaimed property laws are recorded as income. Certificates outstanding and subject to unclaimed property laws are maintained as accrued liabilities until remitted in accordance with local ordinance. Sales of consignment merchandise are recognized at such time as the merchandise is sold and are recorded on a gross basis because we are the primary obligor of the transaction, have general latitude on setting the price, have discretion as to the suppliers, are involved in the selection of the product and have inventory loss risk. Sales are reported net of returns and sales taxes. We generally give our customers the right to return merchandise purchased by them within 10 to 90 days, depending on the products sold and record a provision at the time of sale for the effect of the estimated returns. Repair sales are recorded at the time the service is rendered. Licensing fees are recognized when the product is delivered to and accepted by the customer. Sales to our wholesale customers are recognized at the time the product is shipped out of our facilities.

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

Impairment of long-lived assets

We periodically review the estimated useful lives of our depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, we review our long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition is less than its carrying value. Measurement of an impairment loss for such long-lived assets is based on the difference between the carrying value and the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. During fiscal 2018, the Company recorded impairment charges on long-lived assets of $2.2 million associated the projected operating performance of a retail location and software impairment associated with a decision to modify the scope of the implementation of the Company’s new ERP.    No impairment charges were recorded in fiscal 2017 and fiscal 2016 in our consolidated financial statements.

Inflation

The impact of inflation on our operations has not been significant to date.

Recent Accounting Pronouncements

See Note 2 (s) to the consolidated financial statements included in this Form 20-F.

Safe Harbor

See section entitled “Forward-Looking Information” at the beginning of this Annual Report on Form 20-F.

Item 6. Directors, Senior Management and Employees

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our executive officers and directors, and their respective ages and positions as of June 1, 2018:

Name	Age	Position

Niccolò Rossi di Montelera	45	Executive Chairman of the Board & Director
Jean-Christophe Bédos	53	President, Chief Executive Officer & Director
Davide Barberis Canonico	52	Director
Emily Berlin	71	Director
Shirley A. Dawe	71	Director
Frank Di Tomaso	71	Director
Louis L. Roquet	75	Director
Joseph F.X Zahra	62	Director
Pat Di Lillo	56	Vice President, Chief Financial & Administrative Officer
Maryame El Bouwab	40	Vice President, Planning and Supply Chain
Eva Hartling	37	Vice President, Birks Brand & Chief Marketing Officer
Miranda Melfi	54	Vice President, Legal Affairs & Corporate Secretary

Hélène Messier	58	Vice President & Chief Talent Officer
Aurélie Pépion	37	Vice President, Omni-Channel Sales & Operations

Directors

Niccolò Rossi di Montelera, age 45, was elected to the Company’s Board of Directors on September 23, 2010 and has served as Vice-Chairman of the Company’s Board of Directors from June 2015 until being appointed Executive Chairman of the Board effective January 1, 2017. Mr. Rossi di Montelera’s term as a director of Birks Group expires in 2018. Mr. Rossi di Montelera was a consultant for Gestofi from August 2009 until December 31, 2016 and provided consulting services to the Company in the areas of new product and brand development in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002 he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of Directors of Montrovest until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, who was the Company’s Chairman of the Board until December 31, 2016, and is the brother-in-law of Mr. Carlo Coda-Nunziante who was the Company’s Vice President, Strategy until March 31, 2018.

Jean-Christophe Bédos, age 53, was appointed to the Company’s Board of Directors on April 19, 2012. He was the Company’s Chief Operating Officer from January 2012 to March 2012 and became the Company’s President and Chief Executive Officer on April 1, 2012. He became a director of Birks Group on April 19, 2012 and his term as a director expires in 2018. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweler Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewelry industry at Cartier in 1988.

Davide Barberis Canonico, age 52, was elected to the Company’s Board of Directors in September 2013. Mr. Canonico’s term as a director of Birks Group expires in 2018. He was a member of the board of directors of Mayors from November 2005 until October 2017. From January 1, 2016 until April 2018, Mr. Canonico was also the Chief Executive Officer of Autofil Yarn Ltd., a company in the textile industry supplying yarn to the automotive industry with manufacturing facilities in the United Kingdom and Bulgaria and was the Group Strategy Director from June 2015 to December 2015. From 1998 to March 2016, he was President and Chief Executive Officer of Manifattura di Ponzone S.p.A., an Italian family-owned company in the textile industry. From 2001 to 2015, he was also a member of the board of Sinterama S.p.A., a company in the textile industry with manufacturing facilities worldwide. He was a member of the Supervisory Board of Montrovest B.V. until April 2018.

Emily Berlin, age 71, has been a member of the Company’s Board of Directors since November 2005. Ms. Berlin’s term as a director of Birks Group expires in 2018. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005. She was a Senior Managing Director of Helm Holdings International from 2001 until December 2012, which was a member of a diversified privately owned group of companies operating principally in Central and South America where she focused principally on the banking and energy sectors. Since January 2013, Ms. Berlin has been a strategic consultant to SoEnergy International Inc., an affiliate of Helm Holdings International, operating in the energy sector. From 1974 to 2000, she was a member of the law firm Shearman & Sterling, becoming a partner in 1981.

Shirley A. Dawe, age 71, has been a member of the Company’s Board of Directors since 1999. Ms. Dawe’s term as a director of Birks Group expires in 2018. She is also a corporate director and has been President of Shirley Dawe Associates Inc., a Toronto-based management advisory company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the board of directors of numerous public and private companies in Canada and the U.S.

Frank Di Tomaso, age 71, was elected to the Company’s Board of Directors in September 2014. Mr. Di Tomaso’s term as a director of Birks Group expires in 2018. Mr. Di Tomaso is a corporate director. He has been a Chartered

Professional Accountant since 1972. He was an audit and advisory partner at Raymond Chabot Grant Thornton LLP from 1981 to 2012 where he held the position of Managing Partner Audit – Public Companies until he retired in 2012. Mr. Di Tomaso also has been and currently is a member of a number of other public company corporate boards, namely Intertape Polymer Group Inc. and ADF Group Inc.

Louis L. Roquet, age 75, was appointed to the Company’s Board of Directors on May 11, 2016. Mr. Roquet’s term as a director of Birks Group expires in 2018. Mr. Roquet is the Chancellor and Chairman of the Board of Université de Montréal since June 2018. Mr. Roquet was previously a member of the Company’s Board of Directors from August 2007 to July 2014 before being appointed by the Québec Government to the position of Chairman of the Board of Investissement Québec in July 2014 from which he resigned on May 2, 2016. From 2012 to 2014, Mr. Roquet was Managing Director of Cevital Spa, a large Algerian manufacturer of food products. Mr. Roquet has served as General Manager of the City of Montréal from January 2010 to January 2012. From April 2004 to October 2009, he was President and Chief Operating Officer of Desjardins Venture Capital and was responsible for managing Desjardins’ venture capital funds together with those of Capital Régional and Coopératif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. From 2002 to 2004, Mr. Roquet served as President and General Manager of Société des alcools du Québec (“SAQ”), Québec’s Liquor Board. Prior to 2002 he held the title of President and Chief Executive Officer of Investissement Québec, Secretary General of the City of Montréal and General Manager of Montréal Urban Community. He also serves as a director of numerous non-profit organizations.

Joseph F.X. Zahra, age 62, was appointed to the Company’s Board of Directors on November 9, 2016. Mr. Zahra’s term as a director of Birks Group expires in 2018. Mr. Zahra is a founding partner and director of SurgeAdvisory Limited, an advisory firm which focuses on strategy and transformation management, succession planning and boardroom coaching operating in Malta, since January 1, 2017. Prior thereto, he was a founding partner and managing director of MISCO, an independent consulting group operating in Malta, Cyprus and Italy from 1983 to 2016. Mr. Zahra also serves as director of several private, publicly-listed and regulated companies operating in the following industries: financial services (insurance and investment services), oil services, transportation, retail and hospitality. Mr. Zahra is also chairman of the board of directors of Forestals Investments Ltd. and of Multi Risk Ltd. and chairman of the audit committee of Corinthia Palace Hotel Co. Ltd., Medserv plc and member of the audit committee of United Finance plc. He also serves as chairman of the investment committee of Pendergardens Developments plc and of Multi Risk Indemnity Ltd. and is a member of the investment committee of Chasophie Group Limited. Mr. Zahra was director of the Central Bank of Malta from 1992 to 1996 and served as executive chairman of Bank of Valletta Plc from 1998 to 2004, Maltacom Plc in 2003 and Middlesea Insurance Plc from 2010 to 2012. Mr. Zahra was appointed as one of the five international auditors at the Prefettura per gli Affari Economici of the Holy See from 2010 to 2014 and was the president of the economic and administrative reform commission (COSEA) from 2013 to 2014 as well as the vice coordinator of the newly formed Council for the Economy of the Holy See since 2014.

Other Executive Officers

Pasquale (Pat) Di Lillo, age 56, is our Vice President, Chief Financial and Administrative Officer and has been with Birks Group since January 2015. Prior to joining us, he was Senior Vice President, and Corporate Controller at SNC-Lavalin Group Inc., one of the world’s largest engineering and construction companies from May 2010 to December 2014 and was Vice-President, Taxation from August 2007 to May 2010. From October 1983 to August 2007, he was with KPMG LLP, where he was appointed a partner in 1995.

Maryame El Bouwab, age 40, is the Company’s Vice President, Planning and Supply Chain. She has been with the Company since March 2013. Prior to her current position, she was the Company’s Vice President, Merchandise Planning from February 1, 2017 to April 30, 2018. From March 2013 to February 2017, she was the Company’s Director of Merchandise Planning. Prior to joining the Company, Ms. El Bouwab was, from 2005 to 2012, with Mexx Canada and Lucky Brand Jeans and held the position of Merchandising and Planning Manager.

Eva Hartling, age 37, is our Vice President, Birks Brand and Chief Marketing Officer. She has been with the Company since August 2010. Prior to her current position, she was the Company’s Vice President, Marketing and Communications from November 2013 to January 2017. From August 2010 to November 2013, she was Director, Public Relations. Prior to joining Birks Group, Ms. Hartling, from 2009 to 2010, was with Telefilm Canada and held the position of Senior Advisor, External Communications. From 2007 to 2009, Ms. Hartling was Director, External Communications at Rona Inc., a publicly-traded retailer and distributor of hardware, building materials and home renovation products. From 2002 to 2007, she held various positions in public relations.

Miranda Melfi, age 54, is our Vice President, Legal Affairs and Corporate Secretary and has been with Birks Group since April 2006. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

Hélène Messier, age 58, is our Vice President & Chief Talent Officer and has been with Birks since November 2000. Prior to joining Birks, she was Assistant General Manager of the Federation des Producteurs de Lait du Québec (Quebec’s Federation of Milk Producers) from November 1997 to November 2000. From 1982 to 1997, she held various management positions both in operations and human resources with Bell Canada.

Aurélie Pépion, age 37, is our Vice President, Omni-Channel Sales and Operations, and has been with the Company since April 2018. Prior to joining us, Ms. Pépion was the Managing Director Canada of Swarovski (Consumer Goods Business) from March 2016 to March 2018 and prior thereto, she held various positions with Swarovski since February 2009, namely, Director Multibrand (Europe, Middle East, Africa), Head of Retail Multibrand (France), Key Account Manager (France), and Watch Distribution Manager (France). Prior thereto, she was with Gucci Group Watches sales management from February 2007 to January 2009 and was a District Manager for Puig Prestige in 2005 and 2006.

COMPENSATION OF DIRECTORS AND OFFICERS

Director Compensation

During fiscal 2018, each director who was not an employee of the Company received an annual fee of $25,000 for serving on our Board of Directors, $1,500 for each Board meeting attended in person and $750 for each Board meeting attended by phone. The chairperson of each of the audit committee, compensation committee and corporate governance and nominating committee received an additional annual fee of $10,000, $8,000 and $5,000, respectively. The members of each of the audit committee, compensation committee and corporate governance and nominating committee received an additional annual fee of $5,000, $4,000 and $2,500, respectively, and the independent member of the executive committee received an additional annual fee of $4,000. The chairperson and any other members of any special independent committee of directors that may be established from time to time is entitled to receive compensation as may be determined by the Board of Directors for his or her service on such committee. Each director who is not an employee of the Company is entitled to receive deferred stock units equal to a value of $25,000 in September 2018 and every September thereafter. In November 2016 and September 2017, the directors received deferred stock units equal to a value of $10,000 and $20,000, respectively. In April 2014 and April 2015, 5,000 stock appreciation rights were granted to each non-employee director. In addition, in September 2014, 2,000 stock appreciation rights were granted to a new member of the Company’s Board of Directors. All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

On November 15, 2016, the Company’s Board of Directors approved annual payments of €200,000 (approximately $225,000 in U.S dollars) and €50,000 (approximately $56,300 in U.S dollars) to Mr. Niccolò Rossi di Montelera for his role as Executive Chairman of the Board and Chairman of the Executive Committee, respectively, effective January 1, 2017.

Executive Compensation

We are a “foreign private issuer” under U.S. securities laws and not a reporting issuer under Canadian securities laws and are therefore not required to publicly disclose detailed individual information about executive compensation under U.S. securities laws to the extent that we comply with the rules of our home jurisdiction. As such, the executive compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers are detailed in our Management Proxy Circular described below. Under the Canada Business Corporations Act, being the statute under which we were incorporated, we are required to provide certain information on executive compensation. The aggregate compensation paid by us to our eight executive officers in fiscal 2018, including one who left the Company during the year, was approximately $1,989,870 (annual salary).

The summary compensation table regarding our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers and the option/RSU grants and exercise of options/RSU tables in our Management Proxy Circular will be filed on Form 6-K with the SEC in connection with our 2018 Annual Meeting of Shareholders.

Birks Group Incentive Plans

Long-Term Incentive Plan

In 2006, Birks Group adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks Group’s business. As of May 31, 2018, there were 118,000 cash-based stock appreciation rights exercisable by members of the Company’s Board of Directors and outstanding stock options to purchase 615,000 shares of the Company’s Class A voting shares granted to eight members of the Company’s senior management team under the Long-Term Incentive Plan. The stock appreciation rights outstanding as of May 31, 2018, under the Long-Term Incentive Plan, have a weighted average exercise price of $1.16 and the stock options outstanding as of May 31, 2018, under the Long-Term Incentive Plan have a weighted average exercise price of $1.03.

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

CEO Long-Term Cash Incentive Plan

In April 2015, our Board of Directors approved a long-term cash incentive plan for the Chief Executive Officer (“CEO LTCIP”). The intent of the CEO LTCIP is to reward the Chief Executive Officer based on the Company’s performance over three-year cycles, the first of which begins with the fiscal 2016 through fiscal 2018 period. The approval of this three-year cycle is at the discretion of the Board of Directors on recommendation of the Compensation Committee. The CEO LTCIP for fiscal 2016-2018 is structured to fund a pool of dollars based on the successful achievement of earnings before tax (“EBT”) and the level of achievements of three key metrics that can modify the amount achieved based on EBT over three one-year periods. The amount of money funded each year, if earned, is added together at the end of the three-year cycle (with each year comprising 1/3 of the total payout opportunity). Fifty percent (50%) of the final value of the pool following completion of the three year cycle (early fiscal year 2019) is payable at the end of the three year cycle, with the remaining 50% payable one year thereafter (early fiscal 2020) subject to the Chief Executive Officer remaining employed at the time of payout and the payout not causing any default under our senior secured credit facilities. As of March 31, 2018 and March 25, 2017, no amounts were earned under the CEO LTCIP for fiscal 2016-2018.

Omnibus Long-Term Incentive Plan

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Under the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. A total of 1,000,000 shares of the Company’s Class A voting shares are reserved for issuance under the Omnibus LTIP. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of May 31, 2018, the only awards outstanding under the Omnibus LTIP were 130,410 deferred stock units granted to members of the Company’s Board of Directors, 112,000 restricted stock units granted to members of the Company’s senior management team and 193,000 Class A voting shares underlying options granted to members of the Company’s senior management team.

Birks Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of our business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of May 31, 2018, there were 5,666 Class A voting shares underlying options granted under the Birks ESOP at a weighted average exercise price of $1.05 per share.

Mayors Equity-Incentive Plans

Mayors’ 1991 Stock Option Plan

Mayors also adopted a stock option plan in 1991, in order to make option awards to key employees and directors. Effective as of November 15, 2005 no further awards will be granted under this plan. However, this plan will remain in effect until the outstanding awards thereunder terminate or expire by their terms. In connection with the Aurum Transaction, option holders under this plan were offered to cash-out their options. As of June 30, 2018, there were no Class A voting shares underlying options granted under this plan.

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

Our Board of Directors has determined that five of our eight directors (Emily Berlin, Shirley A. Dawe, Frank Di Tomaso, Louis L. Roquet and Joseph F.X Zahra) qualify as independent directors within the meaning of Section 803A of the NYSE American Company Guide.

All of the directors on our Compensation, Corporate Governance and Audit committees are independent. We are a “controlled company” (one in which more than 50% of the voting power is held by an individual, a group or another company) within the meaning of the rules of the NYSE American. Accordingly, we are not required under the NYSE American rules to have a majority of independent directors, a nominating and corporate governance committee and a compensation committee (each of which, under the NYSE American rules, would otherwise be required to be comprised entirely of independent directors). Since November 2005, our Board of Directors has been comprised of a majority of independent directors, except for (i) fiscal year 2013 following the appointment of Mr. Bédos, our President and Chief Executive Officer, as an additional director of the Company, during which period our Board of Directors was comprised of 50% independent directors, (ii) part of fiscal year 2015 following the 2014 annual shareholder meeting where four of the Company’s eight directors qualified as independent directors, (iii) part of fiscal year 2016 following the resignation of Mr. Guthrie J. Stewart in December 2015 until the appointment of Mr. Louis L. Roquet in May 2016, and (iv) part of fiscal year 2017 until the appointment of Mr. Joseph F.X. Zahra, during which period our Board of Directors was comprised of a majority of non-independent directors.

Notwithstanding the fact that we qualify for the “controlled company” exemption, we maintain a Corporate Governance and Nominating Committee and a Compensation Committee comprised solely of independent directors.

During fiscal 2018, our Board of Directors held a total of eleven board of directors meetings and twenty-one committee meetings. During such period, all of the directors attended 100% of the meetings of the Board of Directors, except for two members who attended 82% of these meetings.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. During fiscal 2018, our Board of Directors was composed of the four main committees below. The Board of Directors may from time to time also create special committees of the Board as needed.

1.  Audit Committee. We have a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. During fiscal 2018, the audit committee held five meetings. During such period, all the members of the audit committee attended 100% of these meetings. During fiscal year 2018, the audit committee was comprised of Frank Di Tomaso (Chair), Emily Berlin, Louis L. Roquet and Joseph F.X. Zahra , each of whom was financially literate and an independent (as defined by the NYSE American listing standards and SEC rules), non-employee director of the Company. We have determined that Frank Di Tomaso is an “audit committee financial expert” as this term is defined under SEC rules. Neither the SEC nor the NYSE American requires us to designate an “audit committee financial expert”. A copy of the audit committee charter is available on the Company’s website at www.birksgroup.com.

2.  Compensation Committee. We have a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors (i) director compensation and (ii) executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of Birks Group. The compensation committee also establishes criteria for goals and objectives for variable compensation, evaluates the performance of the Chief Executive Officer on an annual basis and provides recommendations to the Board of Directors regarding Chief Executive Officer and senior management succession plans. Certain decisions regarding compensation of certain other executive officers are reviewed by the compensation committee. During fiscal 2018, the compensation committee held five meetings and all of the members of the compensation committee attended 100% of these meetings during such period. During fiscal 2018, the compensation committee was comprised of Shirley A. Dawe (Chair), Frank Di Tomaso and Louis L. Roquet. Each member of the compensation committee is an independent (as defined by the NYSE American listing standards), non-employee director of the Company.

3.  Corporate Governance and Nominating Committee. The corporate governance and nominating committee is responsible for overseeing all aspects of our corporate governance policies. The corporate governance and nominating committee is also responsible for the oversight and review of all related party transactions and for nominating potential nominees to the Board of Directors. Our policy with regard to the consideration of any director candidates recommended by a shareholder is that we will consider such candidates and evaluate such candidates by the same process as candidates identified by the corporate governance and nominating committee. During fiscal 2018, the corporate governance and nominating committee held five meetings and all members of the corporate governance and nominating committee attended 100% of these meetings during such period. Our corporate governance and nominating committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. During fiscal 2018, the corporate governance and nominating committee was comprised of: Emily Berlin (Chair), Shirley Dawe, and Frank Di Tomaso. Every member of the corporate governance and nominating committee is an independent (as defined by the NYSE American listing standards), non-employee director of Birks Group.

4. Executive Committee. We have a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between meetings of the Board of Directors for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in our operations, including but not limited to monitoring the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. During fiscal year 2018, the executive committee consisted of: Niccolò Rossi di Montelera (Chair), Jean-Christophe Bédos, Davide Barberis Canonico, Louis L. Roquet and Joseph F.X. Zahra. For fiscal 2018, the executive committee held six meetings. All of the members of the executive committee attended 100% of these meetings during such period. Messrs. Roquet and Zahra are independent, non-employee directors of the Company.

EMPLOYEES

As of March 31, 2018, we employed approximately 348 persons. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, training, retraining and developing the best people in our industry.

Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations and wholesale sales. The table below sets forth headcount by category for our continuing operations in the periods indicated.

Total
As of March 31, 2018:
Administration	124
Retail	224

Total	348

As of March 25, 2017:
Administration	135
Retail	224

Total	359

As of March 26, 2016:
Administration	144
Retail	231

Total	375

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of June 1, 2018, based on 10,242,911 Class A voting shares, by each executive officer and each director:

Name of Beneficial Owner	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned

Niccolò Rossi di Montelera	—	—
Jean-Christophe Bédos(1)	349,999	3.4%
Davide Barberis Canonico	—	—
Shirley A. Dawe(2)	1,545	*
Emily Berlin(3)	46,952	*
Frank Di Tomaso	—	—
Louis L. Roquet	—	—
Joseph F.X. Zahra	—	—
Pat Di Lillo(4)	65,332	*
Maryame El-Bouwab	—	—
Miranda Melfi(5)	71,666	*
Hélène Messier(6)	35,399	*
Aurélie Pépion	—	—

*	Less than 1%.

(1)

Includes (a) an option to purchase 150,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2018, at a price of $1.04 per share and which expires on January 4, 2022; (b) an option to purchase 100,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2018, at a price of $0.84 per share and which expires on April 18, 2023, and (c) an option to purchase 100,000 Class A voting shares, of which 66,666 shares are exercisable or exercisable within 60 days of May 31, 2018, at a price of $0.78 per share and which expires on September 16, 2025; and (d) an option to purchase 100,000 Class A voting shares, of which 33,333 shares are exercisable or exercisable within 60 days of May 31, 2018, at a price of $1.43 per share and which expires on November 15, 2026.

(2)	Includes 1,545 Class A voting shares.
(3)	Includes 46,952 Class A voting shares.
(4)

Includes (a) an option to purchase 50,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2018, at a price of $1.94 per share and which expires on January 5, 2025; (b) an option to purchase 10,000 Class A voting shares, of which 6,666 shares are exercisable or exercisable within 60 days of May 31, 2018, at a price of $0.78 per share and which expires on September 16, 2025, and (c) an option to purchase 26,000 Class A voting shares, of which 8,666 are exercisable or exercisable within 60 days of May 31, 2018, at a price of $1.43 per share and which expires on November 15, 2026.

(5)

Includes (a) an option to purchase 15,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2018, at a price of $1.25 per share and which expires on September 23, 2020; (b) an option to purchase 10,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2018, at a price of $0.89 per share and which expires on November 14, 2022; (c) an option to purchase 25,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2018 at a price of $1.66 per share and which expires on September 12, 2023; (d) an option to purchase 25,000 Class A voting shares, of which 16,666 shares are exercisable or exercisable within 60 days of May 31, 2018, at a price of $0.78 per share and which expires on September 16, 2025; and (e) an option to purchase 15,000 Class A voting shares, of which 5,000 shares are exercisable or exercisable within 60 of May 31, 2018, at a price of $1.43 per shares and which expires on November 15, 2026.

(6)

Includes (a) an option to purchase 2,400 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2018, at a price of $1.05 per share and which expires on April 16, 2020; (b) an option to purchase 15,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2018, at a price of $0.89 per share and which expires on November 14, 2022; (c) an option to purchase 20,000 Class A voting shares, of which 13,333 shares are exercisable or exercisable within 60 days of May 31, 2018, at a price of $0.78 per share and which expires on September 16, 2025, (d) an option to purchase 14,000 Class A voting shares of which 4,666 shares are exercisable or exercisable within 60 days of May 31, 2018, at a price of $1.43 per share and which expires on November 15, 2026.

For arrangements involving the issuance or grant of options or shares of the Company to such named executive officers and other employees, see above under the heading “Compensation of Directors and Officers” and Item 10. “Additional Information—Material Contracts—Employment Agreements.”

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2018 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and/or Class B multiple voting shares. The major shareholders listed with Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Unless otherwise indicated in the table, each of the individuals named below, to the Company’s knowledge, has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 10,242,911 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on May 31, 2018, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Annual Report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of May 31, 2018 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. For information regarding entities or persons that directly or indirectly control us, see “Item 3. Key Information – Risk Factors – Risks Related to the Company.”

Name of Beneficial Owner(1)	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
The Grande Rousse Trust(2)	13,646,692	76.0%
Meritus Trust Company Limited(3)	13,646,692	76.0%
Montrovest B.V(4)	8,846,692	63.4%
Mangrove Holding S.A.(5)	4,800,000	33.7%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite its name.
(2)

Includes 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montrovest B.V. (“Montrovest”) and Mangrove Holding S.A. (“Mangrove”) collectively would be entitled upon conversion of the Class B multiple voting shares held by Montrovest and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montel and Mangrove collectively are beneficially owned by The Grande Rousse Trust. Confido Limited has the power to remove the trustee of The Grande Rousse Trust. As a result, Confido Limited may be deemed to have beneficial ownership of the Class A voting Shares held by Montel or Mangrove.

(3)

Trustee of The Grande Rousse Trust. Includes 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montrovest and Mangrove collectively would be entitled upon conversion of the Class B multiple voting shares held by Montrovest and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montrovest and Mangrove collectively are beneficially owned by The Grande Rousse Trust. Meritus Trust Company Limited replaced Rohan Private Trust Company Limited as trustee of The Grande Rousse Trust on December 21, 2017.

(4)

Comprised of 8,846,692 Class A voting shares, of which 3,717,970 Class A voting shares, to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.

(5)

Includes 4,800,000 Class A voting shares, of which 4,000,000 Class A voting shares to which Mangrove would be entitled upon conversion of the Class B multiple voting shares held by Mangrove. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The Grande Rousse Trust is the sole shareholder of Mangrove.

As of May 31, 2018, there were a total of 248 holders of record of our Class A voting shares, of which 185 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 74.0% of our outstanding Class A voting shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees. None of our Class B multiple voting shares are held in the United States. Each Class B multiple voting share entitles the holder to ten (10) votes at all meetings of our shareholders (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of our restated articles or the Canada Business Corporations Act).

RELATED PARTY TRANSACTIONS

Management Consulting Services Agreement

In June 2011, the Company entered into a management consulting services agreement with Montrovest. Under the agreement, the Company paid Montrovest an annual retainer fee of €140,000 (equivalent to approximately $152,000 in U.S. dollars) in exchange for services related to the raising of capital for international expansion projects and such other services relating to merchandising and/or marketing of the Company’s products as the Company may request. The original term of the agreement was until June 8, 2012 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In April 2015, the agreement was renewed for an additional one year period ending June 8, 2016 with the approval of the Company’s Board of Directors. Mr. Davide Barberis Canonico, a Company director, was a director of the Supervisory Board of Directors of Montrovest until April, 2018 and Mr. Carlo Coda-Nunziante, was the Company’s Vice President, Strategy until March 31, 2018 and was a Managing Director of Montrovest until June 30, 2012.

In fiscal year 2016 and fiscal year 2015, the Company paid €105,000 and €140,000 (approximately $116,000 and $178,000, respectively in U.S. dollars) under this agreement to Montrovest. In February 2015, the Company’s Board of Directors approved the reimbursement to Montrovest of legal fees incurred by Montrovest in connection with the issuance of a $5 million irrevocable standby letter of credit (“LC”) that Montrovest arranged for the Company’s benefit up to a total amount of CAD$75,000 (approximately $60,000 in U.S. dollars).

On November 17, 2015, the Company’s Board of Directors approved the termination of the management consulting services agreement with Montrovest effective December 31, 2015 and entering into a management consulting services agreement with Gestofi S.A. (“Gestofi”) effective January 1, 2016 on the same terms and conditions as the agreement with Montrovest, all in accordance with the Company’s Code of Conduct relating to related party transactions. In fiscal year 2018 and fiscal year 2017, the Company paid €115,000 and €140,000 (approximately $142,000 and $154,000 in U.S. dollars) respectively under this agreement to Gestofi.

Cash Advance Agreements

In February 2009 and May 2009, the Company received $2.0 million and $3.0 million, respectively, in the form of cash advances from our controlling shareholder, Montrovest, to finance our working capital needs and for general corporate purposes. These advances and any interest thereon are subordinated to the indebtedness of our existing senior credit facilities and secured term loans and were convertible into a convertible debenture or Class A voting shares in the event of a private placement or, are repayable upon demand by Montrovest subject to the conditions stipulated in our senior credit facilities. These cash advances bore interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance would have been paid to Montrovest. In June 2011, the cash advance agreements were amended and restated reducing the annual interest rate to 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%, removing the requirement to pay a 7% fee to Montrovest upon conversion into convertible debentures or Class A voting shares and eliminating the convertibility of the cash advance into a convertible debenture or Class A voting shares in the event of a private placement. The Company also amended the management subordination agreement with Montrovest and our senior lenders, eliminating the payment of any success fee to Montrovest if the Company received net cash proceeds of $5 million or more related to an equity issuance. In addition, the amended and restated cash advance agreements required a one-time payment of an amendment fee of $75,000 in fiscal 2012. In August 2012, the Company repaid $3.5 million of these cash advances from the proceeds of our stock rights offering. On July 28, 2017, the Company received a $2.5 million loan from Montrovest. The loan bears interest at an annual rate of 11%, net of withholding taxes and is due and payable in two equal payments of $1.25 million in each of July 2018 and July 2019. As of March 31, 2018 and March 25, 2017, advances payable to Montrovest amounted to $4.0 million and $1.5 million, respectively.

Consulting Services Agreement

On June 30, 2009, our Company’s Board of Directors approved our Company entering into a consulting services agreement with Gestofi in accordance with our Company’s Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi di Montelera as the employee of Gestofi responsible for providing the consulting services. The consulting services relate to providing advice and assistance in (i) new product development and product brand collection assortment, (ii) strategic and business development projects and financial matters, (iii) the implementation of the Company’s strategy and planning, and

(iv) such other services reasonably requested by our Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The initial one-year term of the agreement began on August 1, 2009 and the agreement may be renewed for additional one-year terms. The agreement has been renewed yearly. The Consulting Services prior to June 2014, were provided to us for a fee of approximately CAD$13,700 ($10,324 in U.S. dollars) per month less any applicable taxes plus out of pocket expenses. In June 2014, upon the renewal of the agreement for an additional one-year term, the monthly fee changed to 13,000 Swiss francs ($13,310 in U.S. dollars). On August 1, 2015, an amended and restated consulting agreement was entered into on substantially the same terms and conditions until July 31, 2016. In June 2016, the agreement was renewed for an additional one-year term. In addition, in February 2015, our Board of Directors approved the payment of an annual fee of $12,500 to Gestofi for services it provided in connection with the issuance and maintenance of the Montrovest LC for our benefit. The agreement as it relates to the Consulting Services provided by Mr. Niccolò Rossi di Montelera was terminated effective December 31, 2016. Mr. Niccolò Rossi di Montelera is a member of the Company’s Board of Directors and is the son of Dr. Rossi di Montelera, the Company’s former Chairman and a director and chairman of the board of Gestofi.

Reimbursement Letter Agreement

In accordance with our Company’s Code of Conduct related to related party transactions, in April 2011, our Corporate Governance and Nominating Committee and Board of Directors approved the reimbursement to Regaluxe S.r.l. of certain expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, our former Chairman, and of Mr. Niccolò Rossi di Montelera, the Chairman of our Executive Committee and our current Executive Chairman of the Board, for work performed on behalf of the Company, up to a yearly maximum of $260,000. This agreement has been renewed yearly and was renewed in March 2018 for an additional one year term. During fiscal 2018, 2017, and 2016, we paid $245,000, $178,000, and $201,000 respectively, to Regaluxe S.r.l. under this agreement.

Distribution Agreement

In April 2011, our corporate governance and nominating committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe Srl. Under the agreement, Regaluxe Srl is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on April 1, 2011. Under this agreement, the Company pays Regaluxe Srl a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe Srl less a discount factor of 3.5%. The agreement’s initial term was until March 31, 2012, and may be renewed by mutual agreement for additional one year terms. This agreement has been renewed annually and in March 2018, the agreement was renewed for an additional one-year term. During fiscal year 2018 and fiscal 2017, the Company did not make any payments to Regaluxe Srl under this agreement.

Advisory Consulting Services Agreement

On November 15, 2016, the Company’s Board of Directors approved entering into a consulting services agreement with Gestofi effective January 1, 2017. Under the agreement, Dr. Lorenzo Rossi di Montelera is providing advice and assistance on strategic and development projects and financial matters for a total fee of $50,000 during the period from January to September 2017. In fiscal 2018, the Company paid US$33,333 in relation to this agreement. In fiscal 2017, the Company paid US$16,667 in relation to this agreement.

Consulting Agreement

On March 28, 2018, the Company’s Board of Directors approved the Company’s entry into a consulting services agreement with Carlo Coda Nunziante effective April 1, 2018. Under the agreement, Carlo Coda Nunziante, the Company’s former Vice President, Strategy, is providing advice and assistance on the Company’s strategic planning and business strategies for a total annual fee of €126,801($148,853 in U.S dollars).

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

Item 9. The Offer and Listing

TRADING MARKET

Effective November 15, 2005, our Class A voting shares were listed and began to trade on the NYSE American and are currently trading under the symbol “BGI.” The following table sets forth, for all recently completed full financial years since we began trading on the NYSE American, the reported high and low sale prices for the Class A voting shares:

Birks Group Inc. Highest/Lowest Stock Price for the Five Most Recent Full Financial Years
Fiscal year	Highest	Lowest
2018	$2.77	$1.01
2017	$5.15	$0.35
2016	$1.40	$0.19
2015	$2.15	$0.81
2014	$2.50	$0.68

The following table sets forth, for each of the most recent six months, the reported high and low sale prices for the Class A voting shares:

Birks Group Inc. Highest/Lowest Stock Price for the Most Recent Six Months
Month	Highest	Lowest
May 2018	$2.35	$1.12
April 2018	$1.39	$1.01
March 2018	$2.77	$1.01
February 2018	$1.50	$1.16
January 2018	$1.58	$1.28
December 2017	$1.85	$1.19

The following table sets forth, for each quarter in fiscal 2018 and 2017 and any subsequent period, the reported high and low sale prices for the Class A voting shares:

Birks Group Inc. Highest/Lowest Stock Price for Each Quarter in fiscal 2018 and 2017 and Any Subsequent Period

Subsequent Period	Highest	Lowest
Quarter ended June 30, 2018 (through May 31, 2018)	$2.35	$1.01
Fiscal 2018
Quarter ended March 31, 2018	$2.77	$1.01
Quarter ended December 30, 2017	$2.72	$1.19
Quarter ended September 23, 2017	$2.05	$1.22
Quarter ended June 24, 2017	$1.74	$1.20
Fiscal 2017
Quarter ended March 25, 2017	$2.12	$1.02
Quarter ended December 24, 2016	$2.20	$1.00
Quarter ended September 24, 2016	$5.15	$0.43
Quarter ended June 25, 2016	$0.53	$0.35

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

Employment Agreements

Jean-Christophe Bédos

On January 4, 2012, we entered into an employment agreement, or the “Agreement”, with Jean-Christophe Bédos, who became the President & Chief Executive Officer effective April 1, 2012, and prior to that was our Chief Operating Officer. The Agreement provides Mr. Bédos with a base salary of CAD$700,000 ($561,572 in U.S. dollars based on foreign exchange rates as of May 31, 2015), an annual cash bonus set at a minimum of CAD$282,500 ($226,635 in U.S. dollars based on foreign exchange rates as of May 31, 2015) for fiscal year ended March 30, 2013, of which CAD$141,250 ($136,738 in U.S. dollars based on foreign exchange rates as of May 31, 2012) was paid during fiscal 2012 and CAD$141,250 ($130,184 in U.S. dollars based on foreign exchange rates as of May 31, 2014) was paid in fiscal 2014, an annual target cash bonus of 85% of base salary based on achievement of a targeted level of performance and performance criteria set by the Company, an option to purchase 150,000 shares of the Company’s Class A voting shares which vested over three years and other health and retirement benefits. Effective October 1, 2015, Mr. Bédos’ base salary was increased to CAD$730,000 ($557,209 in U.S. dollars based on foreign exchange rates as of May 31, 2016). Effective November 1, 2016, Mr. Bédos’ base salary was increased to CAD$750,000 ($560,831 in U.S. dollars). If Mr. Bédos is terminated without “cause” or resigns for “good reason,” as these terms are defined in the Agreement, the Agreement provides that Mr. Bédos will receive (i) any earned and accrued but unpaid base salary, (ii) up to 12 months of salary in lieu of further salary or severance payments which may be increased by one additional month after ten years of service, (iii) certain health benefits for the period that the severance will be payable in, and (iv) his bonus through the date of termination and up to twelve months average annual cash bonus (based on the average annual cash bonus paid to him over the previous three fiscal years). Mr. Bédos is prohibited from competing with us during his employment and for a period of twelve-months thereafter.

EXCHANGE CONTROLS

There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital or that affects the remittance of dividends, interest or other payments to non-resident holders of our securities other than withholding tax requirements. There is no limitation imposed by Canadian law or by our Restated Articles of Incorporation or our other organizational documents on the right of a non-resident of Canada to hold or vote our Class A voting shares, other than as provided in Investment Canada Act.

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the federal minister of Innovation, Science and Economic Development of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms, and in certain cases an exemption will apply, for an investor ultimately controlled by persons who are WTO investors or trade agreement investors, in each case within the meaning of the Investment Canada Act. The Investment Canada Act also provides for review of investments in Canada, including by acquisition of the whole or part of any entity with operations in Canada, if the aforementioned Minister determines that such an investment may be injurious to national security.

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

With respect to certain U.S. Holders who are not corporations, including individuals, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines to be satisfactory for these purposes and which includes an exchange of information program. U.S. Treasury guidance indicates that the current income tax treaty between Canada and the U.S. meets these requirements, and we believe we are eligible for the benefits of that treaty. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares that are readily tradable on an established securities market in the U.S. Our Class A voting shares, which are listed on the NYSE American, should be considered readily tradable on an established securities market in the U.S. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our Class A voting shares. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances. The rules governing the foreign tax credit are complex. Certain U.S. Holders of our Class A voting shares may not be able to claim a foreign tax credit with respect to amounts withheld for Canadian withholding taxes. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of our Class A voting shares or the proceeds received on the sale, exchange, or redemption of our Class A voting shares paid within the United States (and in certain cases, outside of the U.S.) to U.S. Holders other than certain exempt recipients (such as corporations), and a 24% backup withholding tax may apply to these amounts if the U.S. Holder fails to provide an accurate taxpayer identification number, to report dividends required to be shown on its U.S. federal income tax returns or, in certain circumstances, to comply with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information or appropriate claim for refund is furnished to the Internal Revenue Service in a timely manner.

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

Disposition of Our Class A Voting Shares

A Non-resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by that Non-resident Holder on a disposition (or deemed disposition) of a Class A voting share, unless the Class A voting share constitutes “taxable Canadian property” (as defined in the Canadian Tax Act) of the Non-resident Holder at the time of disposition and the Non-resident Holder is not entitled to relief under an applicable income tax convention between Canada and the Non-resident Holder’s country of residence. If at the time of such disposition the Class A voting shares are listed on a “designated stock exchange” (which includes the NYSE American), the Class A voting shares will generally not constitute taxable Canadian property of a Non-resident Holder unless (A) at any time during the 60-month period that ends at the time the Class A voting shares are disposed of, both (i) 25% or more of the issued shares of any class of the capital stock of the Corporation were owned by or belonged to one or any combination of (a) the Non-resident Holder, (b) persons with whom the Non-resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-resident Holder or a person referred to in (b) holds a membership interest, directly or indirectly, through one or more partnerships, and (ii) more than 50% of the fair market value of the Class A voting shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (as such terms are defined under the Canadian Tax Act) or options in respect of, interests in, or civil law rights in, any such properties, or (B) the Class A voting shares are otherwise deemed to be taxable Canadian property. Generally, to the extent that the Class A voting share are no longer listed on a “designated stock exchange” at the time of their disposition, the above-listed criteria (with the exception of (i)) will apply to determine if the Class A voting shares are “taxable Canadian property”.

As long as Class A voting shares are listed on a “recognized stock exchange” (which includes the NYSE American), a Non-resident Holder who disposes of Class A voting shares that are taxable Canadian property will not be required to satisfy the obligations imposed under section 116 of the Canadian Tax Act.

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

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowing under the credit facility and the term loans from Investissement Québec bear interest at floating rates, which are based on LIBOR or prime plus a fixed additional interest rate. As of March 31, 2018, we have not hedged these interest rate risks. As of March 31, 2018, we had approximately $30.4 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.3 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. Non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions. Management is considering the possibility of reporting our financial results in Canadian dollars as of fiscal 2019. If this change is not adopted, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of March 31, 2018, we had not hedged these foreign exchange rate risks. As of March 31, 2018, we had approximately $1.7 million of net liabilities subject to foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 100 basis point strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 31, 2018, our earnings would have increased or decreased, respectively, by approximately $0.2 million. This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically diamonds, platinum, gold and silver. We do not currently use derivatives to hedge these risks. Our retail sales and gross margin could be materially impacted if prices of diamonds, platinum, gold or silver rise so significantly that our consumers’ behavior changes or if price increases cannot be passed onto our customers.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2018, our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), were effective.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of March 31, 2018, our internal control over financial reporting was effective.

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

Item 16C. Principal Accountant Fees and Services

During fiscal 2018 and fiscal 2017, we retained KPMG LLP, our independent registered public accountant, to provide services in the following categories and amounts:

Audit Fees

The aggregate fees billed by KPMG LLP for professional services rendered for the audit and interim review of our consolidated financial statements was CAD$438,000 ($340,830 in U.S. dollars) in fiscal 2018 and CAD$483,700 ($368,141 in U.S. dollars) in fiscal 2017.

Audit Related Fees

During fiscal 2018 and 2017, KPMG LLP provided audit related services for a total amount of CAD$5,000 ($3,891 in U.S. dollars) and CAD$9,325 ($7,097 in U.S. dollars), respectively.

Tax Fees

During fiscal 2018 and fiscal 2017, KPMG LLP provided tax advisory services for a total amount of CAD$28,000 ($21,788 in U.S. dollars) and CAD$139,252 ($105,984 in U.S. dollars), respectively.

All Other Fees

During fiscal 2018, KPMG LLP provided advisory services for a total amount of CAD$4,000 ($3,113 in U.S. dollars). Infiscal 2017, KPMG LLP did not provide other services.

Pre-Approval Policies and Procedures

The audit committee has established a pre-approval policy as described in Rule 2-01(c)(7)(i) of Regulation S-X. The audit committee approves in writing, in advance, any audit or non-audit services provided to Birks Group by the independent accountants that are not specifically disallowed by the Sarbanes-Oxley Act of 2002. None of the services described in Item 16C were approved by the audit committee pursuant to Rule 2-01(c)(7)(i)(C).

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not, nor did any affiliated purchaser, purchase any of our equity securities during fiscal 2018.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Our securities are listed on the NYSE American. There are no significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange except for proxy delivery requirements. The NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission. As a foreign private issuer, the Company is exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 17. Financial Statements

Not applicable .

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

4.6

Employment Agreement between Albert Rahm and Mayor’s Jewelers, Inc., dated as of April 30, 2007 as subsequently amended as of January 12, 2015. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on June 30, 2016.

4.7	Second Amendment to Employment Agreement on Albert H. Rahm, II. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on August 11, 2017.

4.8	Employment Agreement between Miranda Melfi and Birks Group dated February 24, 2006. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.9

Management Consulting Services Agreement between Birks Group Inc. and Gestofi S.A. entered into as of November 20, 2015. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on June 30, 2016.

4.10

Mayor’s Jewelers, Inc., (f/k/a Jan Bell Marketing, Inc.) 1991 Stock Option Plan. Incorporated by reference from the Birks Group Inc. Registration Statement on Form S-8 filed with the SEC on April 26, 2006.

4.11	Mayor’s Jewelers, Inc., 2004 Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc. Registration Statement on Form S-8 filed with the SEC on April 26, 2006.

4.12	Birks Group Inc. 2006 Employee Stock Purchase Plan. Incorporated by reference from Birks Group Inc.‘s Form 20-F filed with the SEC on July 19, 2006.

4.13	Birks Group Inc. Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.14	Birks Group Inc. Omnibus Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on August 26, 2016.

4.15	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Carlo Coda-Nunziante. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.16	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Joseph A. Keifer. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.17	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Marco Pasteris. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.18

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

4.20

Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference the from Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.21	Form of Stock Appreciation Rights Agreement. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.22

Loan Agreement between Birks Group Inc. and Investissement Québec entered into on September 12, 2013. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 25, 2014.

4.23

Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 25, 2014. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 26, 2015.

4.24

Letter Agreement entered into on August 19, 2015 which amends the loan agreements between Birks Group Inc. and Investissement Québec. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on December 4, 2015.

4.25

Letter Agreement entered into on November 19, 2015 which amends the loan agreements between Birks Group Inc. and Investissement Québec. Incorporated by reference from Birks Group Inc. Form 6-K filed with the SEC on December 4, 2015.

4.26

Letter Agreement between Birks Group Inc. and Investissement Québec dated October 28, 2016 which amends the loan agreement between Birks Group Inc. and Investissement Québec. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on January 24, 2017.

4.27

Amended and Restated Cash Advance Agreement between Birks Group Inc. and Montrovest B.V., dated June 8, 2011. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.28

Master Lease Agreement dated March 15, 2017 among Birks Group Inc., Mayors Jewelers of Florida, Inc. and Onset Financial, Inc. Incorporated by reference from the Birks Group Inc. Form 6-K filing with the SEC on May 12, 2017.

4.29

Letter Agreement between Mayor’s Jewelers and Thomas A. Andruskevich, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.30

Letter Agreement between Mayor’s Jewelers and Filippo Recami, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.31

Letter Agreement between Mayor’s Jewelers and Joseph Keifer, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.32

Letter Agreement between Mayor’s Jewelers and Marco Pasteris, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.33

Letter Agreement between Mayor’s Jewelers and Carlo Coda-Nunziante, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.34

Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos, dated January 4, 2012. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.35

Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos dated April 18, 2013. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 26, 2015.

4.36

Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos effective October 1, 2015. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on June 30, 2016.

4.37	Employment Agreement between Birks Group Inc. and Pasquale (Pat) Di Lillo, dated October 30, 2014. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on November 11, 2014.

4.38	Asset Purchase Agreement entered into between Birks Group Inc. and Rideau Recognition Solutions Inc. on July 29, 2015.

4.39	Canadian Offering Memorandum, dated as of April 27, 2012. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.40	Form of Subscription Rights Certificate. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on May 24, 2012.

4.41*	Employment Agreement between Aurelie Pepion and Birks Group Inc., dated as of April 2, 2018.

4.42*	Consulting Services Agreement between Carlo Coda Nunziante and Birks Group Inc., dated March 31, 2018.

4.43

Stock Purchase Agreement entered into between Birks Group Inc., and Aurum Holdings. Ltd. dated August 11, 2017. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on August 11, 2017.

4.44

Credit Agreement by and among Wells Fargo Canada Corporation, as Administrative Agent, the Lenders that are parties thereto as the Lenders, and Birks Group Inc. dated as of October 23, 2017. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on October 27, 2017.

4.45*	Amendment No. 1 to the Credit Agreement by and among the Lenders thereto as Lenders, Wells Fargo Canada Corporation as administrative agent, and Birks Group Inc. dated June 29, 2018.

4.46*	Credit Agreement by and among Crystal Financial LLC, as Agent, the Lenders that are parties thereto as the Lenders, and Birks Group Inc. dated as of June 29, 2018.

8.1*	Subsidiaries of Birks Group Inc.

12.1*	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP.

101.INS*	XBRL Instance Document*

101.SCH*	XBRL Taxonomy Extension Schema Document*

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document*

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BIRKS GROUP INC.

Date: July 3, 2018	/s/ Pasquale (Pat) Di Lillo
Pasquale (Pat) Di Lillo,
Vice President, Chief Financial & Administrative Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Birks Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Birks Group Inc. (the “Company”) as of March 31, 2018 and March 25, 2017, the related consolidated statements of operations, other comprehensive income, stockholders’ equity, and cash flows for the years ended March 31, 2018, March 25, 2017 and March 26, 2016, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and March 25, 2017, and its results of operations and its cash flows for the years ended March 31, 2018, March 25, 2017 and March 26, 2016, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP*

We have served as Company’s auditor since 2000.

Montreal, Canada

June 29, 2018

*CPA auditor, CA, public accountancy permit No. A125211	KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

BIRKS GROUP INC.

Consolidated Balance Sheets

	As of
	March 31, 2018	March 25, 2017*
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$779	$1,944
Accounts receivable and other receivables	4,817	2,554
Inventories	65,793	65,894
Prepaids and other current assets	3,824	1,411
Assets of disposal group	-	77,962

Total current assets	75,213	149,765

Property and equipment	15,067	11,606
Intangible assets and other assets	3,007	2,707
Assets of disposal group	-	14,860

Total non-current assets	18,074	29,173

Total assets	$93,287	$178,938

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$28,640	$44,840
Accounts payable	20,457	18,475
Accrued liabilities	5,807	4,951
Current portion of long-term debt	2,611	2,393
Liabilities of disposal group	-	57,628

Total current liabilities	57,515	128,287

Long-term debt	3,757	4,057
Other long-term liabilities	6,828	5,040
Liabilities of disposal group	-	28,758

Total long-term liabilities	10,585	37,855
Commitments and Contingencies
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,242,911	30,988	30,988
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Preferred stock – no par value, unlimited shares authorized, none issued	–	–
Additional paid-in capital	16,358	16,372
Accumulated deficit	(62,222)	(73,921)
Accumulated other comprehensive income	1,450	744

Total stockholders’ equity	25,187	12,796

Total liabilities and stockholders’ equity	$93,287	$178,938

*Retrospectively revised (see note 18)

See accompanying notes to consolidated financial statements

On behalf of the Board of Directors:

/s/ Jean-Christophe Bédos	/s/ Frank Di Tomaso
Jean-Christophe Bédos, Director	Frank Di Tomaso, Director

BIRKS GROUP INC.

Consolidated Statements of Operations

	Fiscal Year Ended
	March 31, 2018	March 25, 2017*	March 26, 2016*
	(In thousands, except per share amounts)
Net sales	$114,378	$116,436	$128,651
Cost of sales	70,824	69,654	75,682

Gross profit	43,554	46,782	52,969

Selling, general and administrative expenses	51,823	47,183	48,333
Restructuring charges	688	682	549
Depreciation and amortization	2,549	2,618	2,791
Impairment of long-lived assets	2,156	-	-
Gain on sale of assets	-	-	(3,229)

Total operating expenses	57,216	50,483	48,444

Operating (loss) income	(13,662)	(3,701)	4,525
Interest and other financial costs	3,116	3,355	4,300

(Loss) income from continuing operations	(16,778)	(7,056)	225
Income taxes (benefits)	-	-	-

Net (Loss) income from continuing operations	(16,778)	(7,056)	225

Discontinued operations:
(Loss) income from discontinued operations, net of tax	(1,405)	11,984	5,213
Gain on disposal of discontinued operations, net of tax	29,882	-	-

Net income from discontinued operations, net of tax	28,477	11,984	5,213

Net income	$11,699	$4,928	$5,438

Weighted average common shares outstanding:
Basic	17,961	17,961	17,961
Diluted	18,393	18,418	17,961

Net income per common share:
Basic	$0.65	$0.27	$0.30
Diluted	0.64	0.27	0.30

Net (loss) income from continuing operations per common share:
Basic	$(0.93)	$(0.39)	$0.01
Diluted	(0.91)	(0.38)	0.01

*Retrospectively revised (see note 18)

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Consolidated Statements of Other Comprehensive Income

	Fiscal Year Ended
	March 31, 2018	March 25, 2017	March 26, 2016
	(In thousands, except per share amounts)
Net income	$11,699	$4,928	$5,438
Other comprehensive income (loss):

Foreign currency translation adjustments (1)	706	8	(666)

Total other comprehensive income	$12,405	$4,936	$4,772

(1)	Item that may be reclassified to the Statement of Operations in future periods

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Consolidated Statements of Stockholders’ Equity

(In thousands of dollars except shares amounts)

	Voting common stock outstanding	Voting common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total

Balance at March 28, 2015	17,960,881	$69,601	$16,107	$(84,287)	$1,402	$2,823
Net income	–	–	–	5,438	–	5,438
Cumulative translation adjustment(1)	–	–	–	–	(666)	(666)

Total comprehensive loss	–	–	–	–	–	4,772
Compensation expense resulting from stock options granted to Management	–	–	109	–	–	109

Balance at March 26, 2016	17,960,881	$69,601	$16,216	$(78,849)	$736	$7,704
Net income	–	–	–	4,928	–	4,928
Cumulative translation adjustment(1)	–	–	–	–	8	8

Total comprehensive income	–	–	–	–	–	4,936
Compensation expense resulting from stock options granted to Management	–	–	156	–	–	156

Balance at March 25, 2017	17,960,881	$69,601	$16,372	$(73,921)	$744	$12,796
Net income	–	–	–	11,699	–	11,699
Cumulative translation adjustment(1)	–	–	–	–	706	706

Total comprehensive income	–	–	–	–	–	12,405
Re-classification to Net income from discontinued operations	-	-	(150)	–	-	(150)
Compensation expense resulting from stock options granted to Management	–	–	136	–	–	136

Balance at March 31, 2018	17,960,881	$69,601	$16,358	$(62,222)	$1,450	$25,187

(1)	The change in cumulative translation adjustments is not due to reclassifications out of accumulated other comprehensive income.

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 31, 2018	March 25, 2017*	March 26, 2016*
	(In thousands)

Cash flows from (used in) operating activities:

Net income attributable to owners of the Company	$11,699	$4,928	$5,438
Net income from discontinued operations	28,477	11,984	5,213

Net income (loss) from continuing operations	(16,778)	(7,056)	225
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,549	2,649	2,837
Impairment of long-lived assets	2,156	-	-
Amortization of debt costs	232	300	349
Other operating activities, net	(69)	795	293
Gain on sale of assets	-	-	(3,229)
(Increase) decrease in:
Accounts receivable and other receivables	(2,263)	(545)	505
Inventories	101	809	2,977
Prepaids and other current assets	(2,413)	3	483
Increase (decrease) in:
Accounts payable	599	(282)	(3,866)
Accrued liabilities and other long-term liabilities	856	(22)	820

Net cash (used in) provided by operating activities from continuing operations	(15,030)	(3,349)	1,394

Net cash (used in) provided by operating activities from discontinued operations	(14,246)	10,611	3,310

	(29,276)	7,262	4,704

Cash flows (used in) from investing activities:
Additions to property and equipment	(5,089)	(4,378)	(4,780)
Additions to intangible assets and other assets	(1,688)	-	-
Proceeds from sale of assets (net of fees of $0.2 million)	-	-	4,072
Other investing activities, net	-	(12)	(37)

Net cash used in investing activities from continuing operations	(6,777)	(4,390)	(745)

Net cash (used in) provided by investing activities from discontinued operations	105,680	(682)	(1,696)

	98,903	(5,072)	(2,441)

Cash flows (used in) provided by financing activities:
Increase (decrease) in bank indebtedness	(16,192)	10,400	1,952
Repayment of obligations under capital leases	(2,944)	(487)	(677)
Proceeds from capital lease funding	2,966	376	43
Payment of loan origination fees and costs	(618)	(370)	(76)
Repayment of long-term debt	(5,757)	(2,527)	(1,706)
Increase in long-term debt	2,981	-	-
Advance from shareholder	2,500	-	-
Other financing activities	(142)	(50)	(25)

Net cash provided by (used in) financing activities from continuing operations	(17,206)	7,342	(489)

Net cash used in financing activities from discontinued operations	(53,311)	(9,929)	(1,613)

	(70,517)	(2,587)	(2,102)

Effect of exchange rate on cash	(275)	(3)	(173)

Net decrease in cash and cash equivalents	(1,165)	(400)	(12)
Cash and cash equivalents, beginning of year	1,944	2,344	2,356

Cash and cash equivalents, end of year	$779	$1,944	$2,344

Supplemental disclosure of cash flow information:
Interest paid	$3,584	$3,430	$3,647
Non-cash transactions:
Property and equipment additions acquired through capital leases	$1,088	$375	$43
Property and equipment and intangible asset additions included in accounts payable and accrued liabilities	$2,439	$1,023	$1,005

*Retrospectively revised (see note 18)

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

Birks Group Inc. (“Birks Group” or “Birks” or “the Company”) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the design, development and retail sale of luxury jewelry, timepieces and giftware. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal year ended March 31, 2018 includes 53 weeks. The fiscal years ended March 25, 2017, and March 26, 2016 include 52 weeks.

1.	Basis of presentation:

These consolidated financial statements, which include the accounts of the Canadian parent company Birks Group Inc. and its former wholly owned subsidiary Mayor’s Jewelers, Inc. (“Mayors”), are reported in U.S. dollars and in accordance with accounting principles generally accepted in the U.S. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. During the year, the Company made a non-material correction to comparative information to classify certain assets from property and equipment to intangibles that had a net book value of $2.3 million.

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

On August 11, 2017, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Aurum Holdings Ltd., a company incorporated under the laws of England and Wales, which assigned its rights and obligations under the Purchase Agreement to Aurum Group USA, Inc., a Delaware corporation (“Aurum”) to sell its wholly-owned subsidiary, Mayors. Pursuant to the terms and conditions of the Stock Purchase Agreement, at the closing, Aurum acquired 100% of the outstanding equity interests of Mayors. The sale transaction closed on October 23, 2017 for total cash consideration of $106.8 million, net of closing adjustments (the “Aurum Transaction”). The Aurum Transaction was entered into on a debt-free basis except for certain specified liabilities. As a result of the Aurum Transaction, the Company has presented Mayors’ results as a discontinued operation in the consolidated statements of operations and cash flows for all periods presented. Furthermore, the assets and liabilities of Mayors have been segregated and reported as disposal group in the consolidated balance sheet of the comparative period of March 25, 2017. This is further described in note 18.

References to the Company exclude the cash flows, operations, assets and liabilities of the discontinued operations.

Future operations

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s ability to fund its operations is dependent upon its ability to achieve profitable operations as well as specified excess availability levels under its New Credit Facility (defined in note 7) and its New Term Loan (defined in note 7) and adhering to the financial covenant described in note 7. The sole financial covenant which the Company is required to adhere to under the New

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

Credit Facility is to maintain minimum excess availability of not less than CAD$8.5 million (US$6.6 million) at all times, except that the Company shall not be in breach of this covenant if excess availability falls below CAD$8.5 million (US$6.6 million) for not more than two consecutive business days once during any fiscal month. The Company expects to have excess availability of at least CAD$8.5 million (US$6.6 million) for at least the next twelve months.

The Company’s lenders under its New Credit Facility and its New Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount of value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal 2018, fiscal 2017, and fiscal 2016 by the Company’s current or former lenders.

The Company reported net losses from continuing operations of $16.8 million and $7.1 million for fiscal 2018, and fiscal 2017 respectively. In fiscal 2016, the Company reported net income from continuing operations of $0.2 million. The Company used cash in operating activities from continuing operations of $15.0 million and $3.3 million for fiscal 2018 and fiscal 2017 respectively. In fiscal 2016, the Company provided cash from operating activities from continuing operations of $1.4 million. Maintenance of sufficient availability of funding through an adequate amount of committed financing is necessary for the Company to fund its day-to-day operations. The Company’s ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, or to fund planned capital expenditures and store operations will depend on its ability to maintain adequate levels of available borrowing and its future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control.

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

2.	Significant accounting policies:

(a)	Revenue recognition:

Sales are recognized at the point of sale when merchandise is picked up by the customer or delivered to a customer. Sales to our wholesale customers are recognized at the time the product is shipped out of our facilities. Shipping and handling fees billed to customers are included in net sales.

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

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

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

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

(b)	Cost of sales:

Cost of sales includes direct inbound freight and duties, direct labor related to repair services, design and creative, the jewelry studio, inventory shrink, inventory thefts, and boxes (jewelry, watch and giftware). Indirect freight including inter-store transfers, purchasing and receiving costs, distribution costs and warehousing costs are included in selling, general and administrative expenses. Purchase discounts are recorded as a reduction of inventory cost and are recorded to cost of sales as the items are sold. Mark down dollars received from vendors are recorded as a reduction of inventory costs to the specific items to which they apply and are recognized in cost of sales once the items are sold

(c)	Cash and cash equivalents:

The Company utilizes a cash management system under which a book cash overdraft may exist in its primary disbursement account. These overdrafts, when applicable, represent uncleared checks in excess of cash balance in the bank account at the end of a reporting period and have been reclassified to accounts payable on the consolidated balance sheets.

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $0.8 million and $1.9 million at March 31, 2018 and March 25, 2017, respectively.

(d)	Accounts receivable:

Accounts receivable arise primarily from customers’ use of our private label and proprietary credit cards and wholesale sales. Several installment sales plans are offered to our private label and proprietary credit card holders which vary as to repayment terms and finance charges. Finance charges on the Company’s consumer credit receivables, when applicable, accrue at rates ranging from 0% to 10.99% per annum for financing plans. The Company maintains allowances for doubtful accounts associated with the accounts receivable recorded on the balance sheet for estimated losses resulting from the inability of its customers to make required payments. The allowance is determined based on a combination of factors including, but not limited to, the length of time that the receivables are past due, the Company’s knowledge of the customer, economic and market conditions and historical write-off experiences. The Company classifies a receivable account as past due if a required payment amount has not been received within the allotted time frame (generally 30 days), after which internal collection efforts commence. Once all internal collection efforts have been exhausted and management has reviewed the account, the account is put on nonaccrual status and may be sent for external collection or legal action. Upon the suspension of the accrual of interest, interest income is recognized to the extent cash payments received exceed the balance of the principal amount owed on the account. After all collection efforts have been exhausted, including internal and external collection efforts, an account is written off.

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

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

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

Property and equipment are recorded at cost less any impairment charges. Maintenance and repair costs are charged to selling, general and administrative expenses as incurred, while expenditures for major renewals and improvements are capitalized. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the assets as follows:

Asset	Period

Leasehold improvements	Lesser of term of the lease or the economic life
Software and electronic equipment	1 - 6 years
Furniture and fixtures	5 - 8 years
Equipment	3 - 8 years

(g)	Intangible assets:

Eligible costs incurred during the development stage of information systems projects are capitalized and amortized over the estimated useful life of the related project. Eligible costs include those related to the purchase, development, and installation of the related software. Trademarks and tradenames are amortized using the straight-line method over a period of 15 to 20 years. The Company had $3.6 million and $3.1 million of intangible assets at cost as at March 31, 2018 and March 25, 2017, respectively. The Company had $0.6 million and $0.4 million of accumulated amortization of intangibles at March 31, 2018 and March 25, 2017, respectively.

(h)	Deferred financing costs:

The Company amortizes deferred financing costs incurred in connection with its financing agreements using the effective interest method over the term of the related financing. Such deferred costs are presented as a reduction to long-term debt in the accompanying consolidated balance sheets.

(i)	Warranty accrual:

The Company generally provides warranties on its jewelry and watches for periods extending up to five years and has a battery replacement policy for its private label watches. The Company accrues a liability based on its historical repair costs for such warranties.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

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

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Foreign exchange gains (losses) of $0.2 million, ($0.2) million and ($0.3) million were recorded in cost of goods sold for the years ended March 31, 2018, March 25, 2017 and March 26, 2016, respectively and $0.1 million, $0.1 million and ($0.2) million of gains (losses) on foreign exchange were recorded in interest and other financial costs related to U.S. dollar denominated debts for the years ended March 31, 2018, March 25, 2017 and March 26, 2016, respectively.

Birks Group’s functional currency is the Canadian dollar while the reporting currency of the Company is the U.S. dollar. The assets and liabilities denominated in Canadian dollars are translated for reporting purposes at exchange rates in effect at the balance sheet dates. Revenue and expense items are translated at average exchange rates prevailing during the periods. The resulting gains and losses are accumulated in other comprehensive income.

(l)	Impairment of long-lived assets:

The Company periodically reviews the estimated useful lives of its depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition is less than its carrying value. Measurement of an impairment loss for such long-lived assets would be based on the difference between the carrying value and the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. During fiscal 2018, the Company recorded non-cash impairment charges on long-lived assets of $2.2 million. These charges are related to the leasehold improvements at a retail location due to its projected operating performance and certain software costs associated with a decision to modify the scope of the implementation of the Company’s new ERP system No impairment charges were recorded in fiscal 2017 and fiscal 2016.

(m)	Advertising and marketing costs:

Advertising and marketing costs are charged to expense as incurred and are included in selling, general and administrative expenses in the consolidated statements of operations. However, certain expenses such as those related to catalogs are expensed at the time such catalogs are shipped to recipients. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses, and amounted to $0.8 million, $0.9 million and $0.9 million for each of the years ended March 31, 2018, March 25, 2017, and March 26, 2016, respectively. Advertising and marketing expense,

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016 net of vendor cooperative advertising allowances, amounted to $7.5 million, $5.6 million and $5.7 million in the years ended March 31, 2018, March 25, 2017, and March 26, 2016, respectively.

(n)	Restructuring charges:

Restructuring charges consist of exit costs and other costs associated with the reorganization of the Company’s operations to achieve operational efficiencies, including the consolidation of most of the Company’s administrative workforce from its regional office in Tamarac, Florida to its Montreal corporate head office in fiscal 2017 and 2016. Restructuring charges include severance and stay bonuses for employees being terminated, and other costs related to the transition of administrative positions to Montreal including employee recruitment costs, temporary duplication of salaries related to the transition and travel and relocation costs. Costs associated with restructuring activities are recorded when the liability is incurred or when such costs are deemed probable and estimable and represent the Company’s best estimate.

(o)	Pre-opening expenses:

Pre-opening expenses related to the opening of new and relocated stores are expensed in the period incurred.

(p)	Operating leases:

Lessor incentive amounts on operating leases are deferred and amortized as a reduction of rent expense over the term of the lease. Rent expense is recorded on a straight-line basis, which takes into effect any rent escalations, rent holidays and fixturing periods. Deferred operating lease liabilities amounted to $4.9 million at March 31, 2018 ($3.2 million at March 25, 2017) presented as other long-term liabilities. Lease terms are from the inception of the fixturing period until the end of the initial lease term and generally exclude renewal periods. However, renewal periods would be included in instances in which the exercise of the renewal period option would be reasonably assured and failure to exercise such option would result in an economic penalty. Contingent rent payments vary by lease, are based on a percentage of revenue above a predetermined sales level and are expensed when it becomes probable the sales levels will be achieved. This level is different for each location and includes and excludes various types of sales. In December 2000, the Company entered into a capital lease agreement for its Montreal head office and store pursuant to which the Company sold and leased back the building, including the Montreal flagship store, for a term of 20 years ending December 11, 2020. The net annual rental rate was CAD$2.2 million (approximately $1.6 million U.S. dollars) for the period that ended on December 11, 2016. On November 1, 2016, the Company entered into an agreement with the new owner of the building to terminate the then existing lease agreement for the building in advance of its expiry date in December 2020 and to lease the premises for the Company’s Montreal flagship store at its current location, which is an operating lease. As a result, a capital lease asset of CAD$8.7 million (approximately $6.5 million in U.S. dollars) and a capital lease obligation of CAD$11.6 million (approximately $8.7 million in U.S. dollars) at November 1, 2016 were derecognized and a non-cash gain of CAD$2.9 million (approximately $2.2 million in U.S. dollars) (included as part of other long-term liabilities) is being deferred and amortized over the term of the new lease of the flagship store.

(q)	Earnings per common share:

Basic earnings per share (“EPS”) is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the dilutive effect of the assumed exercise of stock options, warrants and equity settled stock appreciation rights.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

The following table sets forth the computation of basic and diluted earnings per common share for the years ended March 31, 2018, March 25, 2017, and March 26, 2016:

	Fiscal Year Ended
	March 31, 2018	March 25, 2017	March 25, 2016
	(In thousands, except per share data)

Basic income per common share computation:
Numerator:
Net income	$11,699	$4,928	$5,438
Denominator:
Weighted-average common shares outstanding	17,961	17,961	17,961

Income per common share	$0.65	$0.27	$0.30

Diluted income per common share computation:
Numerator:
Net income	$11,699	$4,928	$5,438
Denominator:
Weighted-average common shares outstanding	17,961	17,961	17,961
Dilutive effect of stock options and warrants	432	457	-

Weighted-average common shares outstanding – diluted	18,393	18,418	17,961
Diluted income per common share	$0.64	$0.27	$0.30

The following table sets forth the computation of basic and diluted earnings from continuing operations per common share for the years ended March 31, 2018, March 25, 2017, and March 26, 2016:

	Fiscal Year Ended
	March 31, 2018	March 25, 2017	March 25, 2016
	(In thousands, except per share data)

Basic income from continuing operations per common share computation:
Numerator:
Net (loss) income from continuing operations	$(16,778)	$(7,056)	$225
Denominator:
Weighted-average common shares outstanding	17,961	17,961	17,961

Income (loss) per common share	$(0.93)	$(0.39)	$0.01

Diluted income per common share computation:
Numerator:
Net income	$(16,778)	$(7,056)	$225
Denominator:
Weighted-average common shares outstanding	17,961	17,961	17,961

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

Dilutive effect of stock options and warrants	432	457	-

Weighted-average common shares outstanding – diluted	18,393	18,418	17,961

Diluted income (loss) per common share	$(0.91)	$(0.38)	$0.01

For the year ended March 31, 2018, the effect from the assumed exercise of 381,487 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended March 25, 2017, the effect from the assumed exercise of 417,377 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended March 26, 2016, the effect from the assumed exercise of 666,789 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect.

(r)	Commodity and currency risk:

The Company has exposure to market risk related to gold, silver, platinum and diamond purchases and foreign exchange risk. The Company may periodically enter into gold futures contracts to economically hedge a portion of these risks. During the years ended and as of March 31, 2018 and March 25, 2017, there were no such contracts outstanding.

(s)	Recent Accounting Pronouncement not yet adopted:

In May 2014, the FASB issued ASU 2014-09 - Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. In 2016, the FASB issued three additional ASUs to provide clarification to Topic 606. The ASUs will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company for its fiscal year beginning after December 15, 2017. The standard permits the use of either the retrospective or cumulative effect transition method. The Company’s revenue is primarily generated from the sale of finished products to customers through its retail, e-commerce or wholesale channels. While management is currently finalizing its evaluation of the impact the adoption of this guidance will have on the Company’s financial position and results of operations, it does not believe that the adoption of this ASU will have a significant impact to the financing position and results of operations.

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

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

The Company is reviewing all lease contracts and expects that the majority of operating leases will be recognized on the consolidated balance sheet.

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

In August 2016, the FASB issued ASU 2016-15 - Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (Topic 230). The new guidance primarily addresses the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. The following eight specific cash flows issues are addressed: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Management does not believe that the adoption of this ASU will have a significant impact to the consolidated financial statements and related disclosures.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

3.	Accounts receivable and other receivables:

Accounts receivable, net of allowance for doubtful accounts, at March 31, 2018 and March 25, 2017 consist of the following:

	As of
	March 31, 2018	March 25, 2017*
	(In thousands)
Customer trade receivables	$1,510	$612
Other receivables	3,307	1,942

	$4,817	$2,554

Continuity of the allowance for doubtful accounts for continuing operations is as follows (in thousands):

*Balance March 28, 2015	$218
Net write-offs	(52)

*Balance March 26, 2016	166
Additional provision recorded	61
Net write-offs	(13)

*Balance March 25, 2017	214
Additional provision recorded	184

Balance March 31, 2018	$398

Certain sales plans relating to customers’ use of Birks credit cards provide for revolving lines of credit and/or installment plans under which the payment terms exceed one year. The receivables repayable within a timeframe exceeding one year included under such plans, amounted to approximately $0.4 million and $0.2 million at March 31, 2018 and March 25, 2017, respectively, and are included in customer trade receivables. Other receivables mainly relate to receivables from wholesale revenues.

*Retrospectively revised (see note 18)

4.	Inventories:

Inventories, net of obsolescence reserve, are summarized as follows:

	As of
	March 31, 2018	March 25, 2017*
	(In thousands)

Raw materials and work in progress	$2,980	$2,932
Retail inventories and finished goods	62,813	62,962

	$65,793	$65,894

Continuity of the obsolescence reserve from continuing operations for inventory is as follows (in thousands):

*Balance March 28, 2015	$2,178
Additional charges	533
Deductions	(1,040)

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

*Balance March 26, 2016	1,671
Additional charges	300
Deductions	(639)

*Balance March 25, 2017	1,332
Additional charges	592
Deductions	(436)

Balance March 31, 2018	$1,488

*Retrospectively revised (see note 18)

5.	Property and equipment:

The components of property and equipment are as follows:

	As of
	March 31, 2018	March 25, 2017*
	(In thousands)

Leasehold improvements	24,082	23,324
Equipment	317	1,264
Molds	34	33
Furniture and fixtures	5,222	4,320
Software and electronic equipment	9,936	10,560

	39,591	39,501
Accumulated depreciation and impairment charges	(24,524)	(27,895)

	$15,067	$11,606

*Retrospectively revised (see note 18)

The Company wrote off $7.5 million of gross fixed assets that were fully amortized during the year ended March 31, 2018 (March 25, 2017 - $7.9 million), mostly related to leasehold improvements. Property and equipment, having a cost of $0.8 million and a net book value of $0.7 million at March 31, 2018, and a cost of $0.7 million and a net book value of $0.4 million at March 25, 2017, are under capital leasing arrangements.

6.	Sale of assets:

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

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

As of March 31, 2018, bank indebtedness consisted solely of amounts owing under the Company’s New Credit Facility (defined below), which had an outstanding balance of $28.6 million. As of March 25, 2017, bank indebtedness consisted solely of amounts owing under the Company’s then existing senior secured revolving credit facility (the “Prior Revolving Credit Facility”), which had an outstanding balance of $44.8 million and a maximum amount of $110.0 million. The New Credit Facility is collateralized by substantially all of the Company’s assets, as was the Prior Revolving Credit Facility. The Company’s excess borrowing capacity was $15.5 million as of March 31, 2018 and $14.6 million as of March 25, 2017. The Company met its excess availability requirements throughout fiscal 2018 and as of the date of these financial statements.

As of March 25, 2017 and until the repayment on October 23, 2017, the Company’s ability to fund its operations and meet its cash flow requirements was dependent upon its ability to maintain positive excess availability of at least $6.0 million under the Prior Credit Facility. Under the terms of the Prior Credit Facility, the Company was required to maintain minimum adjusted EBITDA levels (calculated on a twelve-month rolling basis) if the Company’s availability was below $6.0 million for any five consecutive business days. Failure to meet the minimum adjusted EBITDA covenant in the event that excess availability fell below $6.0 million for any five consecutive business days was considered an event of default that could have resulted in the outstanding balances borrowed under the Company’s Prior Credit Facility becoming due immediately, which would have resulted in cross defaults on the Company’s other borrowings.

On October 23, 2017, in connection with the closing of the stock purchase agreement between the Company and Aurum, the Company entered into a new senior secured credit facility with Wells Fargo Canada Corporation for a maximum amount of CAD$85.0 million (US$65.9 million) (the “New Credit Facility”). The New Credit Facility, which matures in October 2022, replaced the Company’s Prior Revolving Credit Facility and its prior senior secured $31.0 million term loan facility which were repaid in full as a result of the Company’s divestiture of Mayors. The New Credit Facility also provides the Company with an accordion option to increase the total commitments thereunder by up to CAD$13.0 million (US$10.1 million). The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The New Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5% - 3.0% depending on the Company’s excess availability levels. Under the New Credit Facility, the Company is not required to comply with a minimum adjusted EBITDA financial covenant. The sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than CAD$8.5 million (US$6.6 million) at all times, except that the Company shall not be in breach of this covenant if excess availability falls below CAD$8.5 million (US$6.6 million) for not more than two consecutive business days once during any fiscal month.

On June 29, 2018, the Company secured a CAD$12.5 million (US$9.7 million) long-term senior secured term loan (the “New Term Loan”) with Crystal Financial LLC (“Crystal”). The New Term Loan, which matures in October 2022, is subordinated in lien priority to the New Credit Facility and bears interest at a rate of CDOR plus 8.25%. Under the New Term Loan, the Company will be required to adhere to similar financial covenants as under the New Credit Facility (maintain minimum excess availability of not less than CAD$8.5 million (US$6.6 million) at all times, except that the Company shall not be in breach of this covenant if excess availability falls below CAD$8.5 million (US$6.6 million) for not more than two consecutive business days once during any fiscal month). In addition, the New Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of CAD$9.5 million (US$7.4 million) and from January 21st to February 20th of each year of CAD$4.5 million (US$3.5 million). The long term senior secured term loan is required to be repaid upon maturity.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

The Company’s borrowing capacity under both the New Credit Facility and New Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

The Company’s lenders under its New Credit Facility and its New Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount of value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal 2018, fiscal 2017, and fiscal 2016 by the Company’s current or former lenders.

Both the Company’s New Credit Facility and New Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both the New Credit Facility and the New Term Loan. In the event that excess availability falls below CAD$8.5 million (US$6.6 million) for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the agreements, that provides the lenders the right to require the outstanding balances borrowed under the Company’s New Credit Facility and New Term Loan to become due immediately, which would result in cross defaults on the Company’s other borrowings. The New Credit Facility and New Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or ii) maintain excess availably of at least 25% of the line cap and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the New Credit Facility and New Term Loan provide that no financial covenants are required to be met other than already described.

The information concerning the Company’s bank indebtedness related to continuing operations is as follows:

	Fiscal Year Ended
	March 31, 2018	March 25, 2017*
	(In thousands)

Maximum borrowing outstanding during the year	$48,653	$50,250
Average outstanding balance during the year	$35,187	$41,751
Weighted average interest rate for the year	3.3%	3.2%
Effective interest rate at year-end	3.4%	3.0%

*Retrospectively revised (see note 18)

As security for the bank indebtedness, the Company has provided some of its lenders the following: (i) general assignment of all accounts receivable, other receivables and trademarks; (ii) general security agreements on all of the Company’s assets; (iii) insurance on physical assets in a minimum amount equivalent to the indebtedness, assigned to the lenders; (iv) a mortgage on moveable property (general) under the Civil Code (Québec) of CAD$200.0 million (US$155.1 million); (v) lien on machinery, equipment and molds and dies; and (vi) a pledge of trademarks and stock of the Company’s subsidiaries.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

8.	Long-term debt:

(a)	Long-term debt consists of the following:

	As of
	March 31, 2018	March 25, 2017*
	(In thousands)
Cash advance provided by the Company’s controlling shareholder, Montrovest, bearing interest at an annual rate of 11%, net of withholding taxes (note 16(c))	4,000	1,500
Term loan from Investissement Quebec, bearing interest at an annual rate of Canadian prime plus 7.0%, repayable beginning in October 2014 in 60 equal monthly principal payments of $64,634 (CAD$83,333), secured by the assets of the Company. The balance at March 31, 2018 and March 25, 2017 was CAD$1.6 million and CAD$2.9 million, respectively (b).	1,204	2,141
Term loan from Investissement Québec, bearing interest at an annual rate of Canadian prime plus 10%, repayable beginning in August 2015 in 48 equal monthly principal payment of $32,318 (CAD$41,667), secured by the assets of the Company. The balance at March 31, 2018 and March 25, 2017 was CAD$0.8 million and 1.4 million respectively (b)	586	1,061
Obligations under capital leases, at annual interest rates between 3.6% and 25.8%, secured by leasehold improvements, furniture, and equipment, maturing at various dates to March 2023.	578	469
Senior secured term loans that are subordinated in lien priority to the Company’s senior secured revolving credit facility. The loan bore interest at an annual rate of LIBOR plus 9.75%. The load was fully repaid in October 2017.	$-	$500

Term loan from Investissement Québec, which bore interest at an annual rate of Canadian prime plus 5.5%. The loan was fully repaid in June 2017. The balance at March 25, 2017 was CAD$1.0 million (b).	-	779

	6,368	6,450
Current portion of long-term debt	2,611	2,393

	$3,757	$4,057

*Retrospectively revised (see note 18)

The term loans with Investissement Québec require the Company on an annual basis to have a working capital ratio of at least 1.15. The Company was in compliance with the working capital ratio as of March 31, 2018.

(c)	Future minimum lease payments for capital leases required in the following five years and thereafter are as follows (in thousands):

Year ending March:
2019	$279
2020	156
2021	119
2022	101
2023	40
Thereafter	-

695

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

Less imputed interest	117

$578

(d)	Principal payments on long-term debt required in the following five years and thereafter, including obligations under capital leases, are as follows (in thousands):

Year ending March:
2019	$2,611
2020	2,026
2021	101
2022	92
2023	38
Thereafter	1,500

$6,368

(e)	As of March 31, 2018 and March 25, 2017, the Company had $0.8 million of outstanding letters of credit which were provided to certain lenders.

9.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:

(i)	The Company can issue stock options, SARs, deferred share units and restricted stock units to executive management, key employees and directors under the following stock-based compensation plans.

The Company has a Long-Term Incentive Plan under which awards may be made in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of the Company. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The Long-Term Incentive Plan provided for the grant of units and performance units or share awards. As of March 31, 2018, there were 118,000 cash-based stock appreciation rights that were exercisable under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $1.16. As of March 31, 2018, there were stock options to purchase 615,000 Class A voting shares outstanding under the Long-Term Incentive Plan. During fiscal 2018 and 2017 no stock options were issued under the Long-Term Incentive Plan. During fiscal 2016, stock options to purchase 235,000 shares of the Company’s Class A voting shares were issued with a three year vesting period, with an average exercise price of $0.78, and an expiration date of 10 years after the grant date. The weighted-average grant-date fair value of the options granted during fiscal 2016 was $0.69. The fair value of the newly issued options in fiscal 2016 was calculated as of the date of their grant, using the Black-Scholes option pricing model with the following weighted-average assumptions: Dividend yield – 0%; Expected volatility – 95.3%; Risk-free interest rate – 2.3%; and expected term in years – 10 years. The outstanding options as of March 31, 2018 had no intrinsic value. The unrecognized compensation related to the non-vested portion of stock options granted as of March 31, 2018 was $8,000. Total compensation cost for options recognized in expenses was $39,000, $92,000 and $109,000 during fiscal 2018, 2017, and 2016, respectively. This plan expired in February 2016 and no further awards will be granted under this plan. However, the Long-Term Incentive Plan will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Further to the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. A total of 1,000,000 shares of the Company’s Class A voting shares are reserved for issuance under the Omnibus LTIP. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of March 31, 2018, there were stock options to purchase 193,000 Class A voting shares outstanding under the Omnibus LTIP, all of which were issued during fiscal 2017, with a three year vesting period, with an average exercise price of $1.43 and an expiration date of 10 years after the grant date. The weighted-average grant-date fair value of the options granted during fiscal 2017 was $1.34. The fair value of the newly issued options in fiscal 2017 was calculated as of the date of their grant, using the Black-Scholes option pricing model with the following weighted-average assumptions: Dividend yield – 0%; Expected volatility – 114.63%; Risk-free interest rate –2.2%; and expected term in years – 10 years. The outstanding options as of March 31, 2018 had no intrinsic value. The unrecognized compensation related to the non-vested portion of stock options granted as of March 31, 2018 was $74,000. Total compensation cost for options recognized in expenses was $139,000 during fiscal 2018 and $65,000 during fiscal 2017.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

The Company has outstanding employee stock options issued under the Birks Employee Stock Option Plan (the “Birks ESOP”). Effective November 15, 2005, no awards are permitted to be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms. In March 2010, the Company offered employees who held options under this plan the right to amend their current options. The amended options terms would be consistent with the original grant except that the new options would have a lower exercise price, be exercisable for a lesser number of the Company’s Class A voting shares, have a new ten-year term and be subject to different terms in the event of a change in control or if the Company had a going-private transaction. The amended options have an exercise price of $1.05 per share. As of March 31, 2018, March 25, 2017, and March 26, 2016 there were 5,666, 6,162 and 6,162 Class A voting shares underlying options granted under the Birks ESOP, respectively. No compensation expense was required to be recorded related to the amended option transaction and no compensation expense was required to be recorded for the outstanding option under this plan for the years ended March 31, 2018, March 25, 2017, and March 26, 2016.

The following is a summary of the activity of Birks’ stock option plans and arrangements.

	Options	Weighted average exercise price
Outstanding March 28, 2015	441,162	$1.15
Granted	235,000	0.78
Forfeited	(10,000)	1.10

Outstanding March 26, 2016	666,162	1.02
Granted	218,000	1.43
Forfeited	(10,000)	0.78

Outstanding March 25, 2017	874,162	1.13
Equity cash-out payment(a)	(60,000)	1.08
Forfeited	(496)	1.05

Outstanding March 31, 2018	813,666	$1.13

(a)

In connection with the Aurum Transaction, the Company offered an equity cash-out payment of $42,000 to a former senior executive for 35,000 options under the Long-term incentive plan and 25,000 options under the Omnibus LTIP.

A summary of the status of Birks’ stock options at March 31, 2018 is presented below:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 0.78	205,000	7.5	$0.78	136,663	$0.78
$ 0.84	100,000	5.1	0.84	100,000	0.84
$ 0.89	40,000	4.6	0.89	40,000	0.89
$ 1.04-1.05	155,666	3.7	1.04	155,816	1.04
$ 1.25-1.66	70,000	4.2	1.48	70,000	1.48
$ 1.43	193,000	8.7	1.43	64,331	1.43
$ 1.94	50,000	6.8	1.94	50,000	1.94

	813,666	7.2	$1.13	616,810	$1.10

(ii)

Under plans approved by the former Board of Directors of Mayors, the Company has outstanding stock options issued to employees and members of the Company’s Board of Directors. No further awards will be granted under these plans. As of March 31, 2018, there are 41 options outstanding with a weighted average remaining estimated life of 4 years. No compensation expense was required to be recorded related to the options outstanding under this program for the years ended March 31, 2018, March 25, 2017, and March 26, 2016, respectively. During fiscal 2018, as a result of the Aurum Transaction, the Company settled 586

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016 options in cash for $0.73 per share underlying the option. Subsequent to year-end, the remaining 41 options were settled in cash for $0.73 per share underlying the option and no options remain outstanding.

The following is a summary of the activity of Mayors stock option plans:

	Options	Weighted average exercise price
Outstanding March 28, 2015	926	$1.05
Expired	(299)	1.05

Outstanding March 26, 2016 and March 25, 2017	627	1.05
Settled in cash	(586)	1.05

Outstanding March 31, 2018	41	1.05

(iii)

The Company issues new shares to satisfy share-based awards and exercise of stock options. During fiscal 2018, 586 options were settled in cash for $0.73 per share underlying the option, during fiscal 2017 and fiscal 2016, respectively, no cash was used to settle equity instruments granted under share-based payment arrangements other than described above.

(b)

As of March 31, 2018, the Company had outstanding warrants exercisable into 382,693 shares of the Company’s Class A voting shares. These warrants have a weighted average exercise price of $3.42 per share and expire on August 20, 2022. As of November 1, 2005, these awards were fully vested and no additional compensation expense will be recognized.

(c)	Restricted stock units and deferred share unit plans:

On November 15, 2016, the Company issued 121,500 cash settled restricted stock units (RSU) to members of senior management under the Omnibus LTIP. At March 31, 2018, 112,000 RSU are outstanding. These units vest after three years and expire one month following the vesting date. On September 7, 2017 and November 15, 2016, the Company also issued 74,466 and 55,944 of cash settled deferred share units (DSU) to members of the board of directors. These units vest immediately upon the date the member ceases being a director and expire on December 31 of the following year. Compensation expense is based on the fair value of the DSU and the liability is re-measured at each reporting period. As at March 31, 2018, the Company has recognized a liability of $97,000 in relation to these units (March 25, 2017 - $34,000). Total compensation cost for options recognized in expenses was $63,000 during fiscal 2018 and $34,000 during fiscal 2017

(d)	Employee stock purchase plan:

The Company has an Employee Stock Purchase Plan (“ESPP”) that permits eligible employees, which does not include executives of the Company, to purchase the Company’s Class A voting stock at 85% of the Class A voting shares fair market value through regular payroll deductions. A total of 100,000 shares of the Company’s Class A voting shares are reserved for issuance under the ESPP. As of March 31, 2018, 99,995 Class A voting shares were outstanding under the ESPP and no additional shares will be issued under this plan.

No shares were issued under the ESPP in fiscal 2018, 2017, and 2016.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

(e)	CEO Long-term Cash Incentive Plan:

In April 2015, the Company’s Board of Directors approved a long-term cash incentive plan for the Chief Executive Officer (“CEO LTCIP”). The intent of the CEO LTCIP is to reward the Chief Executive Officer based on the Company’s performance over three-year cycles, the first of which begins with the fiscal 2016 through fiscal 2018 period. The approval of this three-year cycle is at the discretion of the Board of Directors on recommendation of the Compensation Committee. The CEO LTCIP for fiscal 2016 – 2018, is structured to fund a pool of dollars based on the successful achievement of earnings before tax (“EBT”) and the level of achievement of three key metrics that can modify the amount achieved based on EBT over three one-year periods. The amount of money funded each year, if earned, is added together at the end of the three-year cycle (with each year comprising one third of the total payout opportunity). Fifty percent (50%) of the final value of the pool following completion of the three year cycle is payable at the end of the three year cycle (early fiscal year 2019). with the remaining 50% payable one year thereafter (early fiscal 2020) subject to the Chief Executive Officer remaining employed at the time of payout and the payout not causing any default under our senior secured credit facilities. As of March 31, 2018 and March 25, 2017, no amounts were earned under the CEO LTCIP for fiscal 2016 – 2018..

10.	Income taxes:

(a)

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 31, 2018, the Company had no accrued interest or penalties related to uncertain tax positions due to available tax loss carry forwards. The tax years 2011 through 2018 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company evaluates its deferred tax assets to determine if any adjustments to its valuation allowances are required. As part of this analysis, the Company could not reach the required conclusion that it would be able to more likely than not realize the value of net deferred tax assets in the future. As a result, the Company has a non-cash valuation allowance of $10.0 million against the Company’s net deferred tax assets.

The significant items comprising the Company’s net deferred tax assets related to continuing operations at March 31, 2018 and March 25, 2017 are as follows:

	Fiscal Year Ended

	March 31, 2018	March 25, 2017*

Deferred tax assets:	(In thousands)

Loss and tax credit carry forwards	$6,997	$7,030
Difference between book and tax basis of property and equipment	2,515	1,392

Other reserves not currently deductible	53	51

Expenses not currently deductible	511	336

Other	(74)	(28)

Net deferred tax asset before valuation allowance	10,002	8,781

Valuation allowance	(10,002)	(8,781)

Net deferred tax asset	$-	$-

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

The Company’s income tax expense (benefit) from continuing operations consists of the following components:

	Fiscal Year Ended
	March 31, 2018	March 25, 2017*	March 26, 2016*
	(In thousands)
Income tax expense (benefit):

Current	$-	$-	$-

Deferred	(2,640)	(1,866)	(278)

Valuation allowance	2,640	1,866	278

Income tax expense	$-	$-	$–

The Company’s current tax payable was nil at March 31, 2018, March 25, 2017, and March 26, 2016.

The Company’s provision for income taxes from continuing operations varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended

	March 31, 2018	March 25, 2017*	March 26, 2016*
Canadian statutory rate	26.6%	26.6%	26.6%

Rate differential for U.S. operations	0.4%	0.7%	(21.2%)

Utilization of unrecognized losses and other tax attributes	(27.1%)	(26.9%)	123.6%

Permanent differences and other	0.1%	(0.4%)	(129%)

Total	0%	0%	0%

*Retrospectively revised (see note 18)

(b)

At March 31, 2018, the Company had federal non-capital losses of CAD$35.2 million ($27.3 million in U.S. dollars) available to reduce future Canadian federal taxable income and investment tax credits (“ITC’s”) in Canada of CAD$260,000 ($202,000 in U.S. dollars) available to reduce future Canadian federal income taxes payable which will expire between 2023 and 2038. The Company also has capital losses of CAD$0.2 million ($0.1 million in U.S. dollars) available to reduce future Canadian capital gains. The capital losses will not expire.

11.	Capital stock:

Authorized capital stock of the Company consists of an unlimited number of no par value preferred shares and two classes of common stock outstanding: Class A and Class B. Class A voting shares receive one vote per

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016 share. The Class B multiple voting shares have substantially the same rights as the Class A voting shares except that each share of Class B multiple voting shares receives 10 votes per share. The issued and outstanding shares are as follows:

	Class A common stock		Class B common stock		Total common stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount

Balance as of March 26, 2016	10,242,911	$30,988	7,717,970	$38,613	17,960,881	$69,601
Exercise of stock options	–	–	–	–	–	–

Balance as of March 25, 2017	10,242,911	$30,988	7,717,970	$38,613	17,960,881	$69,601

Exercise of stock options	–	–	–	–	–	–

Balance as of March 31, 2018	10,242,911	$30,988	7,717,970	$38,613	17,960,881	$69,601

12.	Restructuring Charges:

In July 2014, the Company provided to its former senior secured lenders and announced an operational restructuring plan to reduce corporate overhead costs, improve profitability and drive efficiency within the organization. The restructuring plan included consolidating most of its corporate administrative workforce from its regional office in Tamarac, Florida to its Montreal corporate head office as well as the outsourcing of a portion of the Company’s jewelry manufacturing and other corporate office staff reductions. In March 2018, the Company began the third phase of the operational restructuring plan, incurring restructuring charges of approximately $0.7 million in fiscal 2018 primarily associated with severance as the Company eliminated certain corporate administrative positions that became redundant as a result of the Aurum Transaction. As at March 31, 2018, $0.5 million remains payable. During fiscal 2017 and 2016, the Company recorded $0.7 million and $0.5 million of restructuring charges respectively. These charges were primarily associated with severance and temporary duplication of salaries during the transition of positions from Tamarac to Montreal.

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

Future minimum lease payments for the next five years and thereafter are as follows (in thousands):

Year ending March:
2019	$8,243
2020	7,398
2021	7,217
2022	7,039
2023	6,745
Thereafter	29,493

$66,135

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

Rent expense from continuing operations for the Company was approximately $11.0 million for year ended March 31, 2018, $10.7 million, for the year ended March 25, 2017 and $10.0 million for the year ended March 26, 2016.

14.	Contingencies:

(a)

The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigations and claims. While the final outcome with respect to claims and legal proceedings pending at March 31, 2018 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

(b)

From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. At March 31, 2018, and March 25, 2017, the amount guaranteed under such arrangements was approximately $2.1 million and $2.6 million, respectively. At March 31, 2018 and March 25, 2017, the Company has recorded in accrued liabilities a reserve of $0.1 million and $0.2 million, respectively, associated with this guaranteed amount.

15.	Segmented information:

The Company has two reportable segments Retail and Other. As of March 31, 2018, Retail operated 28 stores across Canada under the Birks brand and 2 retail locations in Calgary and Vancouver under the Brinkhaus brand. Other consists primarily of our e-commerce business, wholesale business, and until August 2015, the corporate sales division which was sold.

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

Certain information relating to the Company’s segments for the years ended March 31, 2018, March 25, 2017, and March 26, 2016, respectively, is set forth below:

	Retail			Other			Total
	2018	2017*	2016*	2018	2017*	2016*	2018	2017*	2016*
	(In thousands)
Sales to external customers	$110,225	$113,644	$125,122	$4,153	$2,792	$3,529	$114,378	$116,436	$128,651
Inter-segment sales	–	–	–	10,158	11,909	12,745	10,158	11,909	12,745
Unadjusted Gross profit	43,457	46,715	52,840	1,702	1,073	1,603	45,159	47,788	54,443

The following sets forth reconciliations of the segments’ gross profits and certain unallocated costs to the Company’s consolidated gross profits for the years ended March 31, 2018, March 25, 2017, and March 26, 2016:

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

	Fiscal Year Ended
	March 31, 2018	March 25, 2017*	March 26, 2016*
	(In thousands)
Unadjusted gross profit	$45,159	$47,788	$54,443
Inventory provisions	(1,114)	(317)	(721)
Other unallocated costs	(551)	(787)	(1,065)
Adjustment of intercompany profit	60	98	312

Gross profit	$43,554	$46,782	$52,969

*Retrospectively revised (see note 18)

Sales by classes of similar products were as follows:

	Fiscal Year Ended
	March 31, 2018	March 25, 2017*	March 26, 2016*
	(In thousands)

Classes of Similar Products
Net sales:
Jewelry and other	$80,453	$80,503	$90,793
Timepieces	33,925	35,933	37,858

	$114,378	$116,436	$128,651

*Retrospectively revised (see note 18)

16.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the consolidated financial statements except the following:

	Fiscal Year Ended
	March 31, 2018	March 25, 2017	March 26, 2016
	(In thousands)
Transactions:
Purchases of inventory from supplier related to a shareholder (d)	$-	$-	$503
Management fees to related parties (b)	135	154	155
Consultant fees to a related party (e)	33	150	173
Expense reimbursement to a related party (f)	245	178	201
Interest expense on cash advance received from controlling shareholder (c)	382	165	165
Compensation paid to a related party (g)	295	67	-
Balances:
Accounts payable to a supplier related to shareholder (d)	-	-	17
Accounts payable to related parties	4	57	38
Interest payable on cash advance received from controlling shareholder(c)	21	24	25

(b)

On June 8, 2011, the Board of Directors approved the Company entering into a Management Consulting Service Agreement with Montrovest. Under the agreement, the Company paid Montrovest an annual retainer fee of

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

€140,000 in exchange for services related to the raising of capital for international expansion projects and such other services relating to merchandising and/or marketing of the Company’s products as the Company may request. The agreement was in effect until June 8, 2012 and was extended automatically for successive terms of one year unless either party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement is subject to the review and approval of the Company’s Corporate Governance and Nominating Committee and the Board of Directors. In April 2015, the agreement was renewed for an additional one-year term ending June 8, 2016. In fiscal 2018, fiscal 2017 and fiscal 2016, the Company paid nil, nil, and €105,000 respectively (approximately nil, nil, and $116,000 in U.S. dollars, respectively), under this agreement to Montrovest. The Company’s Board of Directors approved entering into the agreement and its renewal with Montrovest in accordance with the Company’s Code of Conduct relating to related party transactions. Mr. Davide Barberis Canonico, one of our directors, was a member of the Supervisory Board of Directors of Montrovest until April 2018. On November 17, 2015, our Board of Directors approved the termination of the Management Consulting Services Agreement with Montrovest effective December 31, 2015 and the entering into the Management Consulting Services Agreement with Gestofi S.A. (“Gestofi”) effective January 1, 2016 on the same terms and conditions as the agreement with Montrovest, all in accordance with the Company’s Code of Conduct relating to related party transactions. In fiscal 2018, 2017 and fiscal 2016, €115,000, €140,000 and €35,000 respectively (approximately $135,000, $154,000 and $39,000 in U.S. dollars) was paid to Gestofi under this agreement.

(c)

In February 2009 and May 2009, the Company received a $2.0 million and a $3.0 million, respectively, cash advance from its controlling shareholder, Montrovest, to finance working capital needs and for general corporate purposes. These advances and any interest thereon are subordinated to the indebtedness of the Company’s existing senior credit facilities and secured term loans and were convertible into a convertible debenture or Class A voting shares in the event of a private placement or repayable upon demand by Montrovest once conditions stipulated in the Company’s senior credit facilities permit such a payment. The cash advances bore interest at an annual rate of 16%, net of any withholding taxes, representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance would have been paid to Montrovest. In June 2011, the Company amended its cash advance agreements with Montrovest. Under the terms of the amended agreements, the annual interest rate on the $5.0 million in cash advances outstanding was reduced from 16%, net of withholding taxes to 11%, net of withholding taxes representing an effective interest rate of approximately 12.2%. The amended agreements eliminated the convertibility of the cash advances into convertible debentures or Class A voting shares in the event of a private placement and also eliminated the payment of a 7% fee if the debt was converted into convertible debentures or Class A voting shares. The Company also amended its management subordination agreement with Montrovest and its senior lenders, eliminating the payment of any success fee to Montrovest if the Company receives net cash proceeds of $5.0 million or more related to an equity issuance. The Company paid a one-time fee of $75,000 to Montrovest associated with the amendment of the cash advance agreements. In August 2012, a partial repayment of $3.5 million was made on these cash advances. On July 28, 2017, the Company received a $2.5 million cash advance from Montrovest. The loan bears interest at an annual rate of 11%, net of withholding taxes representing an effective interest rate of approximately 12.2%, and is due and payable in two equal payments of $1.25 million in each of July 2018 and July 2019. At March 31, 2018 and March 25, 2017, advances payable to the Company’s controlling shareholder, Montrovest, amounted to $4.0 million and $1.5 million.

(d)

In August 2002, the Company entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments S.A. or a related party is entitled to supply Birks and its subsidiaries or

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016 affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal 2018, the Company purchased approximately nil (nil in fiscal 2017, and $0.5 million in fiscal 2016, of diamonds from Prime Investments S.A. and related parties. As of March 26, 2016, Asiya Trust, as trustee of Beech Settlement Trust, which is the ultimate beneficial owner of Prime Investments S.A., owned 15.0% of the Company’s outstanding Class A voting shares. During fiscal 2017, Asiya Trust disposed of their shares to third parties.

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

Additionally, in November 2016, the Company also entered into a consulting services agreement with Gestofi for the services of Dr. Lorenzo Rossi di Montelera, Birks Group’s former Chairman and a director and chairman of the board of Gestofi. The agreement expired in September 2017. In fiscal 2018 and 2017, the Company paid $33,333 and $16,666 in relation to this agreement.

(f)

In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Corporate Governance and Nominating Committee and Board of Directors approved the reimbursement of expenses to Regaluxe S.R.L., such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s Chairman of the Board of Directors, and of Mr. Niccolò Rossi di Montelera, the Chairman of the Company’s Executive Committee, for work performed on behalf of the Company, up to a yearly maximum of $250,000. The yearly maximum was increased to $260,000 in fiscal 2014. During fiscal 2018, 2017, and 2016, the Company paid $245,000, $178,000 and $201,000, respectively, to Regaluxe under this agreement. This agreement was renewed in March 2018 for an additional one year term, and the yearly maximum was decreased to $130,000.

(g)

Effective January 1, 2017, the Company agreed to total annual compensation of €250,000 with Mr. Niccolò Rossi di Montelera in connection with his appointment as Executive Chairman of the Board and Chairman of

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016 the Executive Committee. In fiscal 2018 and 2017, the Company paid $295,000 and $67,000, respectively in connection with this agreement.

(h)

On March 28, 2018, the Company’s Board of Directors approved the Company’s entry into a consulting services agreement with Carlo Coda Nunziante effective April 1, 2018. Under the agreement, Carlo Coda Nunziante, the Company’s former Vice President, Strategy, is providing advice and assistance on the Company’s strategic planning and business strategies for a total annual fee of €126,801($148,853 in U.S dollars). In fiscal 2018, nil was paid in connection with this agreement.

17.	Financial instruments:

(a)	Fair value of financial instruments:

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

The Company has determined that the carrying value of its cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates fair values as at the balance sheet date. As of March 31, 2018 and March 25, 2017, for the $28.6 million and $44.8 million, respectively, of bank indebtedness and the $1.8 million and $4.5 million, respectively of long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.

As of March 31, 2018 and March 25, 2017, the fair value of the remaining $4.6 million and $2.0 million, respectively of fixed-rate long-term debt is estimated to be approximately $4.5 million and $1.9 million, respectively. The fair value was determined by discounting the future cash flows of each instrument at the current market interest rates for the same or similar debt instruments with the same remaining maturities adjusted for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Company considered interest rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s lenders. As a result, the Company has determined that the inputs used to value these long-term debts fall within Level 3 of the fair value hierarchy.

18.	Discontinued operations and disposal group

The Company considers a component to be classified as discontinued operations when it meets the criteria established under GAAP related to reporting discontinued operations and disclosures of disposals of components of the Company. The disposal of such components that represents a strategic shift that should have

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016 or will have a major effect on the Company’s operations and financial results qualify as discontinued operations. The results of discontinued operations are reported in discontinued operations in the consolidated statements of operations for current and prior periods commencing in the period in which the business meets the criteria of an asset held for sale and discontinued operation, and will include any gain or loss recognized on closing or adjustment of the carrying amount to fair value less cost to sell.

On August 11, 2017, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Aurum Holdings Ltd., a company incorporated under the laws of England and Wales, which assigned its rights and obligations under the Purchase Agreement to Aurum Group USA, Inc., a Delaware corporation (“Aurum”) to sell its wholly-owned subsidiary, Mayors, which operated in Florida and Georgia and was engaged primarily in luxury timepieces and jewelry retail activities. The sale was completed on October 23, 2017 for total consideration of $106.8 million (“the Aurum Transaction”). This disposal is in line with the Company’s objective to accelerate the transformation of Birks into an international omni-channel business and into a globally-renowned luxury brand. With the sale of Mayors, the Company will solely focus its retail operations in Canada through the renovation of its new flagship stores and new concepts stores, and will shift its strategic focus towards growing the Birks brand internationally through the growing of its e-commerce and wholesale businesses. Because the Company’s retail operations in the U.S market were a significant part of the Company’s operations and financial results, the Company has determined that the disposal of Mayors represents a strategic shift. Accordingly, the assets and liabilities of Mayors have been segregated and classified as disposal group in the consolidated balance sheet of the comparative period of March 25, 2017. Furthermore, the activities of Mayors have been segregated and classified as discontinued operations in the consolidated statements of operations and cash flows for all periods presented. Legal and professional fees of approximately $2.9 million have been incurred as a result of the Aurum Transaction and have been included in the calculation of the gain on disposal of Mayors. Debt extinguishment charges of approximately $2.7 million have been incurred as a result of the Aurum Transaction. These transaction fees along with the interest expense generated by the Prior Revolving Credit Facility associated with Mayors have been allocated to the results of the discontinued operations. Included in the results of the discontinued operations is an obsolescence reserve on inventory of $2.1 million.

As a condition to the closing of the Aurum Transaction, the Company and Mayors entered into (i) an inventory purchase agreement whereby the Company purchased approximately $1.8 million in inventory from Mayors; (ii) a transition services agreement whereby the Company agreed to provide certain transition services to Mayors for a period of six months following the closing date of the transaction, subject to certain renewal rights; (iii) a services agreement whereby Mayors agreed to provide certain services to the Company for a period of twelve months following the closing date of the transaction, subject to certain renewal rights and; (iv) an authorized five-year dealer agreement with Mayors whereby Mayors will promote the sale of Birks branded products and trademarks at its existing locations in the United States.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

The following table presents the net income from discontinued operations for the year ended March 31, 2018, March 25, 2017 and March 26, 2016:

	Fiscal Year Ended
	March 31, 2018	March 25, 2017	March 26, 2016
	(In thousands, except per share amounts)

Net sales	$85,274	$170,485	$157,175
Cost of sales	55,917	108,833	100,757

Gross profit	29,357	61,652	56,418

Selling, general and administrative expenses	23,871	47,043	42,792
Restructuring charges	-	160	205
Depreciation and amortization	1,285	2,416	2,438

Total operating expenses	25,156	49,619	45,435

Operating income	4,201	12,033	10,983
Interest and other financial costs	2,829	5,326	5,720
Debt extinguishment charges	2,702	-	-

(Loss) income from discontinued operations	(1,330)	6,707	5,263
Income taxes (benefits)	75	(5,277)	50

(Loss) income from discontinued operations, net of taxes	(1,405)	11,984	5,213
Gain on disposal, net of taxes	29,882	-	-

Net income from discontinued operations,	$28,477	$11,984	$5,213

Weighted average common shares outstanding:
Basic	17,961	17,961	17,961
Net income from discontinued operations per common share:
Basic	$1.58	$0.66	$0.29

Diluted	18,393	18,418	17,961
Net income from discontinued operations per common share:
Diluted	$1.55	$0.65	$0.29

The table below presents the reconciliation of the gain on the sale of Mayors:

October 23, 2017
Cash proceeds on disposal	$106,756
Legal and professional fees incurred as a result of the Aurum Transaction	$(2,893)
Cash	$2,438
Accounts receivable	12,421

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 31, 2018, March 25, 2017 and March 26, 2016

Inventory	70,469
Prepaid expenses	878
Property and equipment	8,839
Intangible assets	271
Other assets	193
Deferred income tax asset	5,303
Accounts payable	(21,518)
Accrued expenses	(2,809)
Long-term debt	(263)
Other long-term liabilities	(2,241)

Total identifiable net assets	73,981

Gain on disposal, net of taxes of nil	$29,882

The assets and liabilities of the disposal group are presented as current or long-term as at March 25, 2017. The assets and liabilities of the disposal group were as follows as at March 25, 2017:

As of
March 25, 2017
(In thousands)
Assets
Current assets:
Accounts receivable	11,007
Inventories	66,175
Prepaids and other current assets	780

Total current assets	77,962

Property and equipment	9,076
Intangible assets	298
Other assets	183
Deferred income taxes	5,303

Total non-current assets	14,860

Total assets	$92,822

Liabilities
Current liabilities:
Bank indebtedness	25,594
Accounts payable	28,182
Accrued liabilities	3,435
Current portion of long-term debt	417

Total current liabilities	57,628

Long-term debt	26,468
Other long-term liabilities	2,290

Total long-term liabilities	28,758

Total liabilities	$86,386

19.  Subsequent events

As discussed in notes 1 and 7, on June 29, 2018, the Company secured a CAD$12.5 million (US$ 9.7 million) senior secured term loan with Crystal. Refer to note 7 for further details.