Form 20-F
period 2019-03-30
BIRKS GROUP INC.
filed 2019-06-24
CIK 1179821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

  [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

  ACT OF 1934

For the fiscal year ended March 30, 2019

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

2020 Robert-Bourassa Blvd.

Suite 200

Montreal Québec

Canada

H3A 2A5

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

  Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Voting Shares, without nominal or par value	BGI	NYSE American LLC

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Presentation of Financial and Other Information

Throughout this Annual Report, we refer to our fiscal year ending March 30, 2019, as fiscal 2019, and our fiscal years ended March 31, 2018 and March 25, 2017, as fiscal 2018 and fiscal 2017, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal year ended March 30, 2019 consisted of 52 weeks. The fiscal years ended March 31, 2018, and March 25, 2017 consisted of 53 and 52 weeks, respectively.

The Company has changed its reporting currency in fiscal 2019 from U.S. dollars (USD) to Canadian dollars (CAD) for the period commencing April 1, 2018 in order to better reflect the fact that subsequent to the Company’s divestiture of its former wholly-owned subsidiary, Mayors, on October 23, 2017, its business is primarily conducted in Canada, and a substantial portion of its revenues, expenses, assets and liabilities are denominated in CAD. The Company’s functional currency remains CAD. All figures presented in this Annual Report are in CAD unless otherwise specified and all prior periods’ comparative information has been recast as if the Company always used CAD as its reporting currency (refer to note 1 of our consolidated financial statements included elsewhere in this Form 20-F).

Significant Transaction

On August 11, 2017, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Aurum Holdings Ltd., a company incorporated under the laws of England and Wales, which assigned its rights and obligations under the Stock Purchase Agreement to Aurum Group USA, Inc., a Delaware corporation (now known as Watches of Switzerland) (“Aurum”) to sell its wholly-owned subsidiary, Mayors, which operated in Florida and Georgia and was engaged primarily in luxury timepieces and jewelry retail activities. The sale was completed on October 23, 2017 for total consideration of $135.0 million (USD $106.8 million) (the “Aurum Transaction”).

As part of the Aurum Transaction, Birks entered into a 5 year distribution agreement with Aurum (the “Distribution Agreement”) to sell Birks fine jewelry in the U.K. at Mappin & Webb and Goldsmiths stores and on their respective e-commerce platforms. Furthermore, pursuant to the Distribution Agreement, the Birks collections continue to be sold in the United States through Mayors stores in Florida and Georgia. The Distribution Agreement is an achievement in the Company’s strategy to develop the Birks brand into a global luxury brand. The Aurum Transaction represents a step forward in the Company’s efforts to strengthen its balance sheet and to execute its strategic vision of investing in the Birks brand.

Proceeds from the Aurum Transaction were used to pay down outstanding debt under the Company’s previous senior secured credit facilities that included term debt and working capital debt associated with Mayors. The Company did not pay dividends as a result of the Aurum Transaction, but rather, the remaining transaction proceeds were used by Birks to continue its strategic growth initiatives, specifically to invest in its Canadian flagship stores and to support its high-growth Birks brand wholesaling activities and e-commerce, as part of the Company’s omni-channel strategy.

As a result of the Aurum Transaction, the Company has presented Mayors’ results as a discontinued operation in the consolidated statements of operations and cash flows for all periods presented. See “Significant Transaction” in Item 5 below for a reconciliation of the Company’s results from continuing operations and from discontinuing operations for the fiscal years 2019, 2018, and 2017, respectively.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following financial data as of March 30, 2019 and March 31, 2018 and for the years ended March 30, 2019, March 31, 2018, and March 25, 2017 have been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The following financial data as of March 25, 2017, March 26, 2016, and March 28, 2015 and for the years ended March 26, 2016, and March 28, 2015 have been derived starting with our audited consolidated financial statements not included in this Annual Report, recast to CAD (see footnote * below) and then adjusted to reflect the effects of the discontinued operations (see footnote 5 below), which adjustments are unaudited. All fiscal years, except for fiscal 2018, in the table below consisted of 52 weeks. Fiscal 2018 consisted of 53 weeks. The historical results included below and elsewhere in this Annual Report are not necessarily indicative of our future performance.

The data presented below is only a summary and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, included elsewhere in this Annual Report. You should also read the following summary data in conjunction with Item 5, “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Income Statement Data – from continuing operations:
	Fiscal Year Ended
	March 30, 2019	March 31, 2018*	March 25, 2017*	March 25, 2016*	March 28, 2015*

	(In thousands, except per share data)
Net sales	$151,049	$146,608	$152,992	$168,713	$163,071
Cost of sales	92,472	90,915	91,460	99,249	95,797

Gross profit	58,577	55,693	61,532	69,464	67,274
Selling, general and administrative expenses	67,106	66,754	61,599	63,384	60, 160
Restructuring charges (1)	1,182	894	897	720	888
Depreciation and amortization	3,859	3,264	3,428	3,660	3,466
Gain on sale of assets (2)	-	-	-	(4,235)	-
Impairment of long-lived assets (3)	46	2,788	-	-	271

Total operating expenses	72,193	73,700	65,924	63,529	64,785

Operating (loss) income	(13,616)	(18,007)	(4,392)	5,935	2,489
Interest and other financial costs	4,689	3,988	4,467	5,639	3,043
Debt extinguishment charges (4)	-	-	-	-	3,006

(Loss) income from continuing operations before income taxes	(18,305)	(21,995)	(8,859)	296	(3,560)
Income tax (recovery) expense	-	-	-	-	-

Net (loss) income from continuing operations	(18,305)	(21,995)	(8,859)	296	(3,560)
Discontinued operations:
(Loss) income from discontinued operations, net of tax	(381)	(1,592)	15,934	6,836	(6,256)
Gain on disposal of discontinued operations, net of tax	-	37,682	-	-	-

Net (loss) income from discontinued operations	(381)	36,090	15,934	6,836	(6,256)
Net (loss) income attributable to common shareholders	$(18,686)	$14,095	$7,075	$7,132	$(9,816)

Net (loss) income per common share, basic	$(1.04)	$0.78	$0.39	$0.40	$(0.55)
Net (loss) income per common share, diluted	$(1.04)	$0.77	$0.38	$0.40	$(0.55)
Net (loss) income from continuing operations per common share – basic	$(1.02)	$(1.22)	$(0.49)	$0.02	$(0.20)
Net (loss) income from continuing operations per common share – diluted	$(1.02)	$(1.20)	$(0.48)	$0.02	$(0.20)
Weighted average common shares outstanding	17,961	17,961	17,961	17,961	17,937
Weighted average common shares outstanding – diluted	17,961	18,393	18,418	17,961	17,937
Dividends per share	-	-	-	-	-

Balance Sheet Data:

	March 30, 2019	March 31, 2018*	March 25, 2017*(5)	March 25, 2016*(5)	March 28, 2015*(5)
	(In thousands)

Working capital	$7,464	$22,449	$1,530	$9,907	$13,734

Total assets	$133,795	$120,275	$115,163	$119,451	$117,017

Bank indebtedness	$47,021	$36,925	$59,965	$46,643	$45,484

Long-term debt (including current portion)	$17,104	$8,210	$8,626	$22,531	$26,597

Stockholders’ equity	$13,783	$32,477	$17,112	$10,223	$3,551

Common Stock:
Value	$93,348	$93,348	$93,348	$93,348	$93,348
Shares	17,961	17,961	17,961	17,961	17,961

(*)

The Company has changed its reporting currency from USD to CAD for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency (refer to note 1 of our audited consolidated financial statements which are included elsewhere in this Annual Report).

(1)

In fiscal 2019 and fiscal 2018, restructuring charges relate primarily to severance as we eliminated certain head office positions to further increase efficiency and to align corporate functions with our strategic direction following the Aurum Transaction. In fiscal 2017, fiscal 2016 and fiscal 2015, restructuring charges related to consolidating most of our corporate administrative workforce to Montreal as well as outsourcing a portion of our jewelry manufacturing and other corporate staff reductions. Refer to note 12 to our consolidated financial statements which are included elsewhere in this Annual Report.

(2)

On August 4, 2015, the Company entered into an asset purchase agreement for the sale of the assets of the corporate sales division to Rideau Recognition Solutions Inc. (“Rideau”) for $5.6 million and executed a supply and licensing agreement for Birks products and Birks-branded products.

(3)

For fiscal 2018, impairment of long-lived assets represents a non-cash impairment of leasehold improvements at a retail location due to its projected operating performance as well as a non-cash impairment of software associated with a decision to modify the scope of the implementation of the Company’s new enterprise resource planning system. For fiscal 2015, impairment of long-lived assets represents a non-cash impairment of a retail shop-in-shop location due to its projected operating performance.

(4)	Debt extinguishment charges in fiscal 2015 arising from amendments to the then existing senior secured term loan and senior secured revolving credit facilities.
(5)

Retrospectively revised. For working capital, total assets, bank indebtedness and long-term debt for the years ended March 28, 2015 to March 25, 2017 inclusively, the assets and liabilities of Mayors were retrospectively determined and excluded to reflect the remaining balances after the Aurum Transaction.

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

Our debt levels fluctuate from time to time based on seasonal working capital needs. In fiscal 2019, the Company incurred debt primarily for the purpose of financing the renovations of its flagship stores, which is in line with its strategic plan. The following table sets forth our total indebtedness (including bank indebtedness and current and long-term portion of debt), total stockholders’ equity, total capitalization and ratio of total indebtedness to total capitalization as of:

	March 30, 2019	March 31, 2018*
Total indebtedness (consisting of bank indebtedness and long-term debt, including current portion)	$64,125,000	$45,135,000
Total stockholders’ equity	13,783,000	32,477,000
Total capitalization	$77,908,000	$77,612,000
Ratio of total indebtedness to total capitalization	82.3%	58.2%
Debt to equity ratio	4.65	1.39

(*)

The Company has changed its reporting currency from USD to CAD for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency (refer to note 1 of our audited consolidated financial statements which are included elsewhere in this Annual Report)

This level of leverage could adversely affect our results of operations, liquidity and financial condition. Some examples of how high levels of indebtedness could affect our results of operations, liquidity and financial condition may include the following:

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

Significant restrictions on our borrowing capacity could result in our inability to fund our cash flow requirements or maintain minimum excess availability requirements under the terms of our secured asset-based credit facility needed to support our day-to-day operations and our ability to continue as a going concern.

Our ability to fund our operations and meet our cash flow requirements is dependent upon our ability to maintain positive excess availability under our $85.0 million senior secured credit facility (the “Credit Facility”). Under the Credit Facility, our sole financial covenant is to maintain minimum excess availability of not less than $8.5 million at all times, except that we shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. Our excess availability was above $8.5 million throughout fiscal 2019.

Both our Credit Facility and Term Loan (defined below) are subject to cross default provisions with all other loans pursuant to which if we are in default of any other loan, we will immediately be in default of both the Credit Facility and the Term Loan. In the event that excess availability falls below $8.5 million for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Credit Facility and Term Loan agreements, that provides the lenders the right to require the outstanding balances borrowed under our Credit Facility and Term Loan to become due immediately, which would result in cross defaults on our other borrowings. We expect to have excess availability of at least $8.5 million for at least the next twelve months.

On June 29, 2018, we secured a $12.5 million senior secured term loan (the “Term Loan”) with Crystal Financial LLC (“Crystal”). The Term Loan, which matures in October 2022, is subordinated in lien priority to the Credit Facility and bears interest at a rate of Canadian Dollar Offered Rate (“CDOR”) plus 8.25%. Under the Term Loan, we are required to adhere to a similar financial covenant as under the Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that we shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $9.5 million and from January 21st to February 20th of each year of $4.5 million. The long term senior secured term loan is required to be repaid upon maturity. Our borrowing capacity under both the Credit Facility and Term Loan is based upon the value of our inventory and accounts receivable, which is periodically assessed by our lenders and based upon these reviews, our borrowing capacity could be significantly increased or decreased.

Our lenders under our Credit Facility and our Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal 2019, fiscal 2018, and fiscal 2017, by our current or former lenders.

For fiscal 2019, the Company reported a net loss from continuing operations of $18.3 million (consolidated net loss of $18.7 million). The Company reported a net loss from continuing operations of $22.0 million (consolidated net income of $14.1 million) and a net loss from continuing operations of $8.9 million (consolidated net income of $7.1 million) for fiscal 2018 and fiscal 2017, respectively. The Company used cash in operating activities from continuing operations of $4.3 million, $19.7 million and $4.4 million for fiscal 2019, 2018 and 2017, respectively. Maintenance of sufficient availability of funding through an adequate amount of committed financing is necessary for the Company to fund its day-to-day operations. The Company’s ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, or to fund planned capital expenditures and store operations will depend on its ability to maintain adequate levels of available borrowing and its future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control.

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

If we are unable to meet our financial projections, in order to invest in growth initiatives, we may need to raise additional funds through public or private equity or debt financing, including funding from governmental sources, which may not be possible as the success of raising additional funds is beyond our control. The sale of additional equity securities could result in significant dilution to our current shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our common stock. The terms of our Credit Facility and Term Loan expire in October 2022, as such, financing may be unavailable in amounts or on terms acceptable to us, or at all, which could have a material adverse impact on our business, including our ability to continue as a going concern. The Company continues to be actively engaged in identifying alternative sources of financing that include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from governmental sources which may not be possible as the success of raising additional funds is beyond the Company’s control. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations.

Our business could be adversely affected if we are unable to continue to lease retail stores in prime locations and successfully negotiate favorable lease terms.

Historically, we have generally been successful in negotiating and improving leases for renewal as our current leases near expiration. As of May 31, 2019, we had 29 leased retail stores. The leases are generally in prime retail locations and generally have lease terms of ten years, with rent being a fixed minimum base plus, for certain stores, a percentage of the store’s sales volume (subject to some adjustments) over a specified threshold. Many uncontrollable factors can impact our ability to renew these leases, including but not limited to competition for key locations from other retailers. Only 1 of the Company’s store leases is renewable within the next two years and such store generated approximately 1% of our fiscal 2019 sales from continuing operations. The capital expenditures related to our retail stores are estimated to be approximately $1.0 million during fiscal 2020 to remodel, relocate or open new stores, in accordance with our strategic plan. These planned capital expenditures are at the discretion of management and not required by our landlords. We are able to finance these capital expenditures with internally generated funds and existing financing arrangements. However, in the future, if we are unsuccessful at negotiating favorable renewal terms, locations or if more capital is required to meet landlord requirements for remodeling or relocating retail stores and we are unable to secure the necessary funds to complete these projects, our business, financial condition, and operating results could be adversely affected. In addition, we may not be able to locate suitable alternative sites in a timely manner. Our sales, earnings and cash flows will decline if we fail to maintain existing store locations, renew leases or relocate to alternative sites, in each case on attractive terms.

Our business depends, in part, on factors affecting consumer spending that are out of our control.

Our business, like other retailers, depends on consumer demand for our products and, consequently, is sensitive to a number of factors that are beyond our control that influence consumer spending, including general economic conditions, consumer confidence in future economic conditions and domestic and international political conditions, tourism, recession and fears of recession, consumer debt, disposable consumer income, conditions in the housing market, consumer perceptions of personal well-being and security, fuel prices, inclement weather, interest rates, foreign exchange rates, sales tax rate increases, inflation, and war and fears of war. Jewelry purchases are discretionary for consumers and may be particularly and disproportionately affected by adverse trends in the general economy and the equity markets. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for our products, resulting in a reduction in our sales and harming our business and operating results. A substantial portion of our customers use credit, either from our private label and proprietary credit cards or another consumer credit source, to purchase jewelry. When there is a downturn in the general economy, fewer people may use or be approved for credit, which could result in a reduction in net sales and/or an increase in bad debts, which in turn, could lead to an unfavorable impact on our overall profitability. Consequently, our belief that we currently have sufficient liquidity to fund our operations is based on certain assumptions about the future state of the economy, the future availability of borrowings to fund our operations and our future operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

Our business could be adversely affected if our relationships with any primary vendors are terminated or if the delivery of their products is delayed or interrupted.

We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name timepiece and jewelry manufacturers have distribution agreements with our Company that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In fiscal 2019, merchandise supplied by our largest luxury timepiece supplier and sold through our stores accounted for approximately 15% of our total net sales from continuing operations. Our relationships with primary suppliers are generally not pursuant to long-term agreements. We obtain materials and manufactured items from third-party suppliers. Any delay or interruption in our suppliers’ abilities to provide us with necessary materials and components may require us to seek alternative supply sources. Any delay or interruption in receiving supplies could impair our ability to supply products to our stores and, accordingly, could have a material adverse effect on our business, results of operations and financial condition. The abrupt loss of any of our significant third-party suppliers or a decline in the quality or quantity of materials supplied by any third-party suppliers could cause significant disruption in our business.

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

We offer a large selection of distinctive high quality merchandise, including diamond, gemstone and precious metal jewelry, rings, wedding bands, earrings, bracelets, necklaces, charms, timepieces and gifts. Accordingly, significant changes in the availability or prices of diamonds, gemstones, and precious metals we require for our products could adversely affect our earnings. We do not hedge a material portion of the price of raw materials. A significant increase in the price of these materials could adversely affect our net sales and gross margins.

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

A portion of the purchases we make from our suppliers are denominated in U.S. dollars. As a result, a depreciation of the Canadian dollar against the U.S. dollar would increase the cost of acquiring those goods in Canadian dollars, which would have a negative effect on our gross profit margin. In addition, material fluctuations in foreign currency exchange rates could reduce our borrowing availability under our Credit Facility which is denominated in Canadian dollars, and limit our ability to finance our operations. For purposes of financial reporting, the Company has changed its reporting currency in fiscal 2019 from USD to CAD in order to better reflect that its business is primarily conducted in Canada, and a substantial portion of its revenue, expenses, assets and liabilities are denominated in CAD. The consolidated financial statements for comparative periods have been recast to CAD by translating net sales and expenses into CAD using monthly average foreign currency rates prevailing during the period, while assets and liabilities are translated at year-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income.

We operate in a highly competitive and fragmented industry.

The retail jewelry and timepiece business is highly competitive and fragmented, and we compete with nationally-recognized jewelry chains as well as a large number of independent regional and local jewelry and timepiece retailers and other types of retailers who sell jewelry, timepieces, and gift items, such as department stores and mass merchandisers. We also compete with e-commerce sellers of jewelry and timepieces. Because of the breadth and depth of this competition, we are constantly under competitive pressure that both constrains pricing and requires extensive merchandising and marketing efforts in order for us to remain competitive.

We are controlled by a single shareholder whose interests may be different from yours.

As of May 31, 2019, The Grande Rousse Trust (“Grande Rousse”) beneficially owns or controls 76.0% of all classes of our outstanding voting shares, which are directly owned by Mangrove Holdings S.A (“Mangrove”) and Montel Sarl (“Montel”), previously Montrovest B.V. Montel and Mangrove own 49.3% and 26.7% of our outstanding voting shares respectively. The trustee of Grande Rousse is Meritus Trust Company Limited (the “Trustee”). Confido Limited has the power to remove the Trustee and as a result may be deemed to have beneficial ownership of the Class A voting shares held by Montel and Mangrove. Under our restated articles, Montel and Mangrove, as holders of the Class B multiple voting shares, have the ability to control most actions requiring shareholder approval, including electing the members of our Board of Directors and the issuance of new equity.

Grande Rousse, Montel and Mangrove may have different interests than you have and may make decisions that do not correspond to your interests. In addition, the fact that we are controlled by one shareholder may have the effect of delaying or preventing a change in our management or voting control.

Terrorist acts or other catastrophic events could have a material adverse effect on our business and results of operations.

Terrorist acts, acts of war or hostility, natural disasters or other catastrophic events could have an immediate disproportionate impact on discretionary spending on luxury goods upon which our operations are dependent, and could have a material adverse impact on our business and results of operations.

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

The Company conducts retail operations in Canada and conducts wholesale operations in North America and the United Kingdom. The Company sources its inventory from several suppliers within and outside North America, and has cross border financing arrangements. As a result, the Company is subject to the risks of doing business in jurisdictions within and outside North America.

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

Changes in regulatory, political, economic, or monetary policies and other factors could require the Company to significantly modify its current business practices and may adversely affect its future financial results. For example, the Company could be adversely impacted by U.S. trade policies, legislation, treaties and tariffs, including trade policies and tariffs affecting China, the E.U., Canada and Mexico, as well as retaliatory tariffs by such countries. Such tariffs and, if enacted, any further legislation or actions taken by the U.S. government that restrict trade, such as additional tariffs or trade barriers, and other protectionist or retaliatory measures taken by governments in Europe, Asia and elsewhere, could have a negative effect on the Company’s ability to sell products in those markets.

While these factors and the effect of these factors are difficult to predict, any one or more of them could lower the Company’s revenues, impact its cash flow, increase its costs, reduce its earnings or disrupt its business.

Risks Related to Class A Voting Shares

Our share price could be adversely affected if a large number of Class A voting shares are offered for sale or sold.

Future issuances or sales of a substantial number of our Class A voting shares by us, Montel, Mangrove, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair our ability to raise capital through future issuances of equity securities. As of May 31, 2019, we had 10,242,911 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.

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

Item 4. Information on the Company

THE COMPANY

Corporate History and Overview

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada, with wholesale customers in North America and the U.K.. As of May 31, 2019, Birks Group operated 26 stores under the Birks brand in most major metropolitan markets in Canada, 1 retail location in Calgary operated under the Brinkhaus brand, 1 retail location in Vancouver operated under the Graff brand and 1 retail location in Vancouver operated under the Patek Philippe brand. Birks fine jewelry collections are also available through select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States as well as at certain jewelry retailers across North America. For fiscal 2019, we had net sales of $151.0 million from continuing operations.

Birks’ predecessor company was founded in Montreal in 1879 and developed over the years into Canada’s premier designer, manufacturer and retailer of fine jewelry, timepieces, sterling and plated silverware and gifts. In addition to being a nationwide retailer with a strong brand identity, we are also highly regarded in Canada as a jewelry designer. We believe that operating our stores under the Birks brand and the fact that we sell Birks-branded jewelry distinguishes us from many competitors because of our longstanding reputation and heritage, our ability to offer distinctively designed, exclusive products, and by placing a strong emphasis on providing a superior shopping experience to our clients.

Birks was purchased by Borgosesia Acquisitions Corporation in 1993, a predecessor company of Regaluxe Investment S.á.r.l., which is referred to in this Annual Report as “Regaluxe”. Effective March 28, 2006, Regaluxe was acquired through a merger with Iniziativa S.A. (“Iniziativa”). As of May 31, 2007 and June 4, 2007, respectively, following a reorganization, Iniziativa and Montrolux S.A. transferred all of the shares they respectively held in the Company to their parent company, Montel (previously known as Montrovest B.V.). Following the 1993 acquisition of Birks, Birks’ operations were evaluated and a program of returning Birks to its historic core strength as the leading Canadian prestige jeweler was initiated.

In August 2002, Birks invested $23.6 million to acquire approximately 72% of the voting control in Mayors, which was experiencing an unsuccessful expansion beyond its core markets and was incurring significant losses.

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

In December 2015, Montel transferred a portion of its Class A and Class B voting shares to Mangrove and as a result Montel owns 49.3% of the voting shares of the Company and Mangrove owns 26.7%.

In August 2017, Birks entered into the Stock Purchase Agreement with Aurum, the largest fine watch and jewelry retailer in the U.K., to sell its wholly-owned subsidiary Mayors. The Aurum Transaction closed on October 23, 2017 for total cash consideration of $135.0 million (USD $106.8 million). As part of the transaction, Birks entered into a 5 year distribution agreement with Aurum to sell Birks fine jewelry in the U.K. at Mappin & Webb, Goldsmiths stores and on their e-commerce websites.

In the last three fiscal years, we invested a total of approximately $30.7 million in capital expenditures primarily associated with the remodeling of our existing store network. This included the completion of major transformative renovations at our three flagship locations, in Montreal (completed in June 2018), Vancouver (completed in February 2019) and Toronto (completed in March 2019). We also opened our Graff and Patek Philippe boutiques in Vancouver (completed in December 2018), and invested in the implementation of a new enterprise resource planning (“ERP”) system.

The last three fiscal years were very capital-intensive for the Company as we implemented our growth-driven strategic objective which included the remodeling of our retail network including our flagship locations. This capital intensive spending period resulted in temporarily lower sales and contribution margin at the flagship locations under renovation, with a view to generate future long-term returns for the Company. We expect to invest a significantly lower amount in capital expenditures in fiscal 2020 and fiscal 2021 as we focus solely on operations and on delivering a return on our strategic investment spending during the period from fiscal 2017 to fiscal 2019. In fact, in fiscal 2020, approximately $1.0 million is expected to be spent in capital expenditures, primarily related to minor store remodels and store relocations. We expect to finance these capital expenditures from operating cash flows, and existing financing arrangements.

The Company regularly reviews the locations of its retail network that leads to decisions that impact the opening, relocation or closing of these locations. During fiscal 2019, we closed two Birks stores (one in Edmonton, Alberta and one in Toronto, Ontario) and closed one store operated under the Brinkhaus brand in Vancouver, British Colombia. During fiscal 2019, we also opened one store operated under the Graff brand and one store operated under the Patek Philippe brand in Vancouver, British Columbia. During fiscal 2019, we also relocated two Birks stores (one in Vancouver, British Columbia and one in Toronto, Ontario) during the remodeling of their respective malls. During fiscal 2018, we opened a new store in Oshawa, Ontario and a new store in Surrey, British Columbia and closed no stores. In fiscal 2017, we did not open or close any stores.

The Toronto flagship store re-opened in its original location in March 2019 after having been moved to a smaller temporary location in the mall (which itself was undergoing, and continues to undergo, significant construction activities) during fiscal 2017. The Company temporarily closed its Montreal flagship store in early 2018 to undertake a complete renovation of the store. The renovations were completed and the store re-opened in June 2018. Certain delays in the completion of these two major renovation projects significantly affected the sales of the Company during the fiscal year.

Our sales are divided into two principal product categories: jewelry and timepieces. Jewelry also includes sales of other product offerings we sell such as giftware, as well as repair and custom design services.

The following table compares our sales from continuing operations of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 30, 2019		March 31, 2018*		March 25, 2017*

Jewelry and other	$99,043	65.6%	$103,058	70.3%	$105,657	69.1%
Timepieces	52,006	34.4%	43,550	29.7%	47,335	30.9%

Total	$151,049	100%	$146,608	100%	$152,992	100%

(*)

The Company has changed its reporting currency from USD to CAD for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency (refer to note 1 of our audited consolidated financial statements which are included elsewhere in this Annual Report).

The decline in sales from the jewelry and other product category in fiscal 2019 as compared to fiscal 2018 has been the result of direct competition in our major markets from corporate owned stores operated by certain third party jewelry brands which we carry. This has been partially offset by the continued sales growth of Birks branded jewelry, which is the Company’s strategic focus going forward. From fiscal 2017 to fiscal 2018, the decline in sales from this product category was driven primarily by the renovation of our Montreal and Toronto flagship stores during fiscal 2018, and the temporary closure of the Montreal flagship store for the last two months of fiscal 2018.

The increase in sales from the timepieces product category in fiscal 2019 as compared to fiscal 2018 was driven primarily by an improved assortment of third party timepiece inventory, including the addition of certain globally renowned and desirable brands in our newly renovated flagship locations. From fiscal 2017 to fiscal 2018, the decline in sales from this product category was driven primarily by the renovation of our Montreal and Toronto flagship stores during fiscal 2018, and the temporary closure of the Montreal flagship store for the last two months of fiscal 2018.

Birks Group is a Canadian corporation. Our corporate headquarters are located at 2020 Robert-Bourassa Boulevard, Suite 200, Montreal, Québec, Canada H3A 2A5. Our telephone number is (514) 397-2501. Our website is www.birksgroup.com.

The U.S. Securities and Exchange Commission (“SEC”) maintains a website that contains reports, proxy and information statements, and other information regarding issuers (including Birks Group) that file electronically with the SEC at http://www.sec.gov. The Company also maintains a public website at http://www.birks.com.

Products

We offer distinctively designed, exclusive products and a large selection of distinctive high quality merchandise at various price points. This merchandise includes our own designed jewelry and designer jewelry that includes diamonds, gemstones, and precious metals. We also offer a large selection of desirable timepieces at various price points and giftware. Part of our strategy is to increase our exclusive offering of internally-designed goods sold to our customers, consisting primarily of fine jewelry, bridal offerings, and timepieces, all of which leverage the Birks brand loyalty in their respective markets and in order to differentiate our products with unique and exclusive designs.

Our stores, operating under the Birks, Brinkhaus, Graff and Patek Phillippe brands, carry a large selection of prestigious brand name timepieces, including our own proprietary Birks watch line as well as timepieces made by Baume & Mercier, Breitling, Bvlgari, Cartier, Chaumet, Frédérique Constant, Graff, IWC, Jaeger Lecoultre, Montblanc, Panerai, Patek Phillippe, Richard Mille, Rolex, Tag Heuer, Tudor, and Van Cleef & Arpels. We also carry an exclusive collection of high quality jewelry and timepieces that we design. We emphasize Birks brand jewelry offerings but also include other designer jewelry made by Bvlgari, Chaumet, Graff, Marco Bicego, Messika, Roberto Coin, Van Cleef & Arpels and Vhernier. We also offer a variety of high quality giftware, including writing instruments made by Montblanc.

We have one primary channel of distribution, the retail division, which accounts for approximately 95% of net sales, as well as two other channels of distribution, namely e-commerce and wholesale, which combined account for approximately 5% of net sales.

Product Design, Development, Sourcing and Manufacturing

We established a product development process that supports our strategy to further develop and enhance our product offering in support of the Birks brand development. During fiscal 2019, 2018, and fiscal 2017, approximately 45%, 52%, and 45%, respectively, of our jewelry products acquired for sale were internally designed and sourced. Products that are not designed and manufactured for us, are sourced from suppliers worldwide, enabling us to sell an assortment of fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procures distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our loose stone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

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

In fiscal 2019, we purchased jewelry, timepieces and giftware for sale in our stores from several suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry and timepiece retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our key vendors, or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business. In fiscal 2019, merchandise supplied by our largest luxury timepiece supplier and sold through our stores accounted for approximately 15% of our total net sales. If our largest luxury timepiece supplier terminated its distribution agreements with us, such termination would have a material adverse effect on our business, financial condition and operating results. We believe that current relationships with our key vendors are strong.

Seasonality

Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher net sales than any other quarter during the year. Net sales from continuing operations in the first, second, third and fourth quarters in fiscal 2019 were 25%, 21%, 33% and 21%, respectively, in fiscal 2018 were 23%, 20%, 36% and 20% respectively, and in fiscal 2017 were 24%, 21%, 35% and 20%, respectively.

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

Personnel and Training

We place substantial emphasis on the professionalism of our sales force to maintain our position as a leading prestige jeweler. We strive to hire only highly motivated, professional and customer-oriented individuals. All new sales professionals attend an intensive training program where they are trained in technical areas of the jewelry and timepiece business, specific sales and service techniques and our commitment to client service. Management believes that attentive personal service and knowledgeable sales professionals are key components to our success.

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

Our advertising reinforces our role as a world-class luxury brand that aims to deliver a total shopping experience that is as memorable as our merchandise. Our marketing efforts consist of advertising campaigns on digital platforms (including on our website and on social media), billboards, print, direct mail, special events, media and public relations, distinctive store design, elegant displays, partnerships with key suppliers and associations with prestige institutions. The key goals of our marketing initiatives are to enhance customer awareness and appreciation of our retail brand, Birks, as well as the Birks product brand, and to increase customer traffic, client acquisition and retention and net sales.

Credit Operations

We have a private label credit card, which is administered by a third-party financial institution that owns the credit card receivable balances. We also have a Birks proprietary credit card, which we administer. Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks private label credit cards accounted for approximately 18.0% of our net sales during fiscal 2019 and 14.6% during fiscal 2018. The increase in penetration of our net sales is substantially due to the introduction of more attractive term plans during fiscal 2019 as well as due to the launch of the Birks Prestige private label credit card program in April 2018. Sales under the Birks private label credit cards are generally made without credit recourse to us. However, we are permitted to ask the financial institution to approve credit purchases under these private label credit cards, for which the financial institution holds credit recourses against the Company if the customer does not pay.

Distribution

Our retail locations receive the majority of their merchandise directly from our distribution warehouse located in Montreal, Québec. Merchandise is shipped from the distribution warehouse utilizing various air and ground carriers. We also transfer merchandise between retail locations to balance inventory levels and to fulfill client requests, and a small portion of merchandise is delivered directly to the retail locations from suppliers.

Competition

The North American retail jewelry industry is highly competitive and fragmented, with a few very large national and international competitors and many medium and small regional and local competitors. The market is also fragmented by price and quality. Our competitors include national and international jewelry chains as well as independent regional and local jewelry and timepiece retailers. We also compete with other types of retailers such as department stores and specialty stores and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, televised home shopping networks, and pure e-commerce players. Many of these competitors have greater financial resources than we do. We believe that competition in our markets is based primarily on the total brand experience including trust, quality craftsmanship, product design and exclusivity, product selection, marketing and branding elements (including web), service excellence, including after sales service, and, to a certain extent, price. With the on-going consolidation of the retail industry, we believe that competition with other general and specialty retailers and discounters will continue to increase. Our success will depend on various factors, including general economic and business conditions affecting consumer spending, the performance of national and international retail operations, the acceptance by consumers of our merchandising and marketing programs, store locations and our ability to properly staff and manage our stores.

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

Diamonds extracted from certain regions in Africa, including Zimbabwe, that are believed to be used to fund terrorist activities, are considered conflict diamonds. We have designed a conflict minerals compliance initiative to implement a consistent, company-wide compliance process which includes:

-	Educating our employees and suppliers about conflict minerals;
-

Establishing a cross-functional management team including members of senior management and subject matter experts from relevant functions such as supply chain, product development, merchandising, legal and finance responsible for implementing our conflict minerals compliance strategy; and

-	Reporting mechanisms for questions and concerns, including a toll-free confidential and anonymous hotline.

Our compliance program has been designed to conform, in all material respects, with the framework in The Organization of Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition, and the related gold supplement for conflict minerals. In addition, we have adopted a conflict minerals policy which has been communicated to our suppliers and is included in our Merchandise Quality Manual and available on our website at www.birks.com. Our conflict mineral policy indicates that suppliers who do not comply with this policy will be reviewed and evaluated accordingly for future business and sourcing decisions.

We support the Kimberley Process, an international initiative intended to ensure diamonds are not illegally traded to fund conflict. As part of this initiative, we require our diamond suppliers to acknowledge compliance with the Kimberley Process and invoices received for diamonds purchased by us must include certification from the vendor that the diamonds and diamond containing jewelry are conflict free. Through this process and other efforts, we believe that the suppliers from whom we purchase diamonds exclude conflict diamonds from their inventories.

In August 2012, the SEC issued rules that require companies that manufacture products using certain “conflict minerals”, including gold, to determine whether those minerals originated in the Democratic Republic of Congo or adjoining countries (“DRC”). If the minerals originate in the DRC, or if companies are not able to establish where they originated, extensive disclosure regarding the sources of those minerals, and in some instances an independent audit of the supply chain, is required. We filed our sixth disclosure report on June 4, 2019 for the calendar year ended December 31, 2018. We determined that we had no reason to believe that any conflict minerals necessary to the functionality or production of our products may have originated in the DRC.

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

Organizational Structure

Not applicable.

Properties

In December 2000, we entered into a capital lease agreement for our Montreal head office and store pursuant to which we sold and leased back the building, including the Montreal flagship store, for a term of 20 years ending December 11, 2020. The net annual rental rate was $2.2 million for the period that ended on December 11, 2016. On November 1, 2016, we entered into an agreement with the new owner of the building to terminate the then existing lease agreement for the building in advance of its expiry date in December 2020 and to lease the premises for our flagship store at its current location, which is an operating lease. As a result, a capital lease asset of $8.7 million and a capital lease obligation of $11.6 million at November 1, 2016 were derecognized and a non-cash gain of $2.9 million (included as part of other long-term liabilities) is being deferred and amortized over the term of the new lease of the flagship store.

We lease all of our store locations. We believe that all of our facilities are well maintained and in good condition and are adequate for our current needs. We actively review all leases that expire within the next 12 months to determine whether to renew the leases.

Following is a listing of all our properties as of March 30, 2019:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores
Bayshore Centre	1,099	September 2027	Ottawa, ON
Bloor Flagship Store	9,695	February 2034	Toronto, ON
Brinkhaus	1,946	March 2022	Calgary, AB
Carrefour Laval	2,545	April 2025	Laval, QC
Chinook Shopping Centre	3,661	September 2024	Calgary, AB
Dix-30 Mall	1,691	July 2023	Brossard, QC
Fairview Pointe-Claire	1,450	August 2030	Pointe-Claire, QC
First Canadian Place	2,243	August 2028	Toronto, ON
Guildford Town Centre	1,172	September 2027	Surrey, BC
Graff Boutique	850	October 2028	Vancouver, BC
Mapleview Centre	1,384	June 2023	Burlington, ON
Montreal Flagship Store	7,714	April 2032	Montreal, QC
Oakridge Shopping Centre	2,011	August 2023	Vancouver, BC
Oshawa	1,043	September 2027	Oshawa, ON
Park Royal	1,797	October 2024	West Vancouver, BC
Patek Philippe Boutique	850	October 2028	Vancouver, BC
Place Ste-Foy	1,472	September 2027	Ste-Foy, QC
Rideau Centre	2,745	May 2024	Ottawa, ON
Saskatoon	3,486	October 2020	Saskatoon, SK
Sherway Gardens	2,726	September 2025	Etobicoke, ON
Southgate Shopping Centre	1,300	April 2028	Edmonton, AB
Square One	1,825	May 2024	Mississauga, ON
Toronto Dominion Square	5,568	January 2022	Calgary, AB
Vancouver Flasghip Store	20,221	January 2026	Vancouver, BC
Victoria	1,561	March 2022	Victoria, BC
West Edmonton Mall	2,244	August 2024	Edmonton, AB
Willowdale Fairview Mall	1,563	August 2029	North York, ON
Winnipeg	3,187	February 2023	Winnipeg, MB
Yorkdale	2,930	October 2026	Toronto, ON
Other Properties
Montreal corporate office	26,423	May 2033	Montreal, QC

Total annual base rent for the above locations for fiscal 2019 was approximately $15.4 million.

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

Throughout this Annual Report we refer to our fiscal years ended March 30, 2019, March 31, 2018, and March 25, 2017, as fiscal 2019, fiscal 2018, and fiscal 2017, respectively. Our fiscal year ends on the last Saturday in March of each year. The financial reporting period referred to as fiscal 2019 consisted of 52 weeks, while fiscal 2018 and fiscal 2017 consisted of 53 and 52 weeks, respectively.

Overview

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada, with wholesale customers in North America and the U.K. As of March 30, 2019, we have two reportable segments, “Retail” and “Other.” Retail consists of our retail operations whereby we operate 26 stores in Canada, under the Birks brand, one store under the Brinkhaus brand, one store under the Graff brand, and one store under the Patek Phillippe brand. Other consists primarily of our wholesale business and our e-commerce business.

As of March 30, 2019, our retail operation’s total square footage was approximately 94,000. The average square footage of our three Birks flagship stores was approximately 12,500, while the average square footage for all other Birks retail stores was approximately 2,300. The average square footage of the Brinkhaus, Graff, and Patek Phillippe locations was approximately 1,200.

Significant Transaction

On August 11, 2017, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Aurum Holdings Ltd., a company incorporated under the laws of England and Wales, which assigned its rights and obligations under the Purchase Agreement to Aurum Group USA, Inc., a Delaware corporation (now known as Watches of Switzerland) (“Aurum”) to sell its wholly-owned subsidiary, Mayors, which operated in Florida and Georgia and was engaged primarily in luxury timepieces and jewelry retail activities. The sale was completed on October 23, 2017 for total consideration of $135.0 million (USD $106.8 million) (the “Aurum Transaction”).

As a condition of the Aurum Transaction, Birks entered into a 5 year distribution agreement with Aurum (the “Distribution Agreement”) to sell Birks fine jewelry in the U.K. at Mappin & Webb and Goldsmiths stores and on their respective e-commerce platforms. Furthermore, pursuant to the Distribution Agreement, the Birks collections will continue to be sold in the United States through Mayors stores in Florida and Georgia. The Distribution Agreement is an important achievement in the Company’s strategy to develop the Birks brand into a global luxury brand. The Aurum Transaction constitutes a significant step in the Company’s efforts to strengthen its balance sheet and to execute its strategic vision of investing in the Birks brand.

Proceeds from the Aurum Transaction were used to pay down outstanding debt under the Company’s previous senior secured credit facilities that included term debt and working capital debt associated with Mayors. The Company did not pay dividends as a result of the Aurum Transaction, but rather, the remaining transaction proceeds were used by Birks to continue its strategic growth initiatives, specifically to invest in its Canadian flagship stores and new store concepts, as well as in its high-growth Birks brand wholesaling activities and e-commerce, as part of the Company’s omni-channel strategy.

As a result of the Aurum Transaction, the Company has presented Mayors’ results as a discontinued operation in the consolidated statements of operations and cash flows for all periods presented. The tables below reconcile the Company’s results from continuing operations and from discontinuing operations for the fiscal years 2019, 2018, and 2017, respectively.

	Year ended March 30, 2019

	Continuing	Discontinued	Combined
	operations	Operations	operations

(in $ 000’s)

Net sales	151,049	-	151,049

Cost of sales	92,472	-	92,472

Gross profit	58,577	-	58,577

Selling, general, and administrative expenses	67,106	381	67,487

Restructuring charges	1,182	-	1,182

Depreciation and amortization	3,859	-	3,859

Impairment of long-lived assets	46	-	46

Operating (loss) income	(13,616)	(381)	(13,997)

Interest and other financial costs	4,689	-	4,689

Income tax expense	-	-	-

Net (loss) income	(18,305)	(381)	(18,686)

	Year ended March 31, 2018*

	Continuing	Discontinued	Combined
	operations	Operations**	operations

(in $ 000’s)

Net sales	146,608	110,789	257,397

Cost of sales	90,915	72,615	163,530

Gross profit	55,693	38,174	93,867

Selling, general, and administrative expenses	66,754	30,902	97,656

Restructuring charges	894	-	894

Depreciation and amortization	3,264	1,674	4,938

Impairment of long-lived assets	2,788	-	2,788

Operating (loss) income	(18,007)	5,598	(12,409)

Interest and other financial costs	3,988	3,683	7,671

Debt extinguishment charges	-	3,415	3,415

Income tax expense	-	92	92

Gain on disposal of discontinued operations	-	(37,682)	(37,682)

Net (loss) income	(21,995)	36,090	14,095

	Year ended March 25, 2017*

	Continuing	Discontinued	Combined
	operations	operations	operations

(in $ 000’s)

Net sales	152,992	224,319	377,311

Cost of sales	91,460	143,194	234,654

Gross profit	61,532	81,125	142,657

Selling, general, and administrative expenses	61,599	61,970	123,569

Restructuring charges	897	211	1,108

Depreciation and amortization	3,428	3,170	6,598

Operating (loss) income	(4,392)	15,774	11,382

Interest and other financial costs	4,467	6,905	11,372

Income tax expense	-	(7,065)	(7,065)

Net (loss) income	(8,859)	15,934	7,075

(*) The Company has changed its reporting currency from USD to CAD for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency (refer to note 1 of our audited consolidated financial statements which are included elsewhere in this Annual Report).

(**) The results of Mayors are included in the Company’s consolidated results for the period up to and including October 23, 2017.

Description of operations – continuing operations

Our net sales are comprised of revenues, net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, private label credit cards and proprietary credit cards to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average sales transaction.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight and duties, direct labor related to repair services, the costs of our design and creative departments, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes, as well as product development costs. SG&A includes, among other things, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resources and training expenses. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A, such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Birks product brand and our third party retail brands. Marketing has historically represented a significant portion of our SG&A. As a percentage of net sales, marketing expenses represented 5.8%, 6.5%, and 4.8% of sales for fiscal 2019, 2018, and 2017, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. Depreciation and amortization includes depreciation and amortization of our stores and head office, including leasehold improvements, furniture and fixtures, computer hardware and software and amortization of intangibles.

Over the short-term, we will focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin rate and gross profits;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow with the objective of growing earnings before interest, tax, depreciation and amortization (“EBITDA”);

•

streamline the operational overhead costs that were incurred to support the operations of the Company prior to the Aurum Transaction in order to reflect the needs of the continuing operations going forward;

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

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals, inventory and four-wall profitability; and

•	recruit and retain top talent whose values are aligned with our omni-channel strategic visions.

Fiscal 2019 Summary – results from continuing operations

●

Net sales were $151.0 million for fiscal 2019, an increase of $4.4 million compared to net sales of $146.6 million in fiscal 2018. The increase in sales in fiscal 2019 was primarily driven by the successful re-opening of the Company’s Montreal flagship store in June 2018 after undergoing major renovations in fiscal 2018 and the first quarter of fiscal 2019 and being closed for a 5 month period, yielding a 102% sales increase in this location over the comparable period of time. The Company also experienced sales growth throughout the majority of its retail network as well as through it e-commerce channel, partially offset by lower sales in the Vancouver region driven by a temporary decline in certain affluent tourists in the second half of the fiscal year;

●	Comparable store sales increased by 1.0% compared to the prior fiscal year ended March 31, 2018 driven by strong sales of Birks branded products and increased sales of third party branded timepieces;
●

Gross profit was $58.6 million, or 38.8% of net sales, for fiscal 2019 compared to $55.7 million, or 38.0% of net sales, for fiscal 2018. The increase of 80 basis points in gross margin percentage was mainly attributable to product sales mix as well as to a reduction in sales promotions in fiscal 2019 compared to fiscal 2018 during which the Company was engaged in more promotional activity as a result of the Montreal and Toronto flagship locations undergoing major renovations during the fiscal year;

●

SG&A expenses were $67.1 million, or 44.4% of net sales, in fiscal 2019 compared to $66.8 million, or 45.5% of net sales, in fiscal 2018. This nominal increase is driven in part by higher direct variable costs driven by increased sales, such as sales commissions and credit card transaction fees, as well as by higher occupancy costs resulting from new leases, notably at our Toronto flagship location. As a percentage of sales, SG&A expenses in fiscal 2019 have decreased by 110 basis points as compared to fiscal 2018;

●

The Company’s fiscal 2019 reported operating loss from continuing operations was $13.6 million, a decrease of $4.4 million compared to a reported operating loss from continuing operations of $18.0 million for fiscal 2018. Adjusted operating loss from continuing operations (see “Non-GAAP measures”), which excludes restructuring costs and impairment charges was $12.4 million, a decrease of $1.9 million compared to an adjusted operating loss from continuing operations of $14.3 million in fiscal 2018 (excluding restructuring costs and impairment charges);

●

The Company recognized a net loss for fiscal 2019 of $18.7 million, or $1.04 per share, comprised of a net loss from continuing operations of $18.3 million or $1.02 per share, and a net loss from discontinued operations of $0.4 million, or $0.02 per share, compared to net income in fiscal 2018 of $14.1 million, or $0.78 per share comprised of a net loss from continuing operations of $22.0 million, or $1.22 per share, and a net income from discontinued operations of $36.1 million (including a one-time gain on disposal of discontinued operations of $37.7 million), or $2.00 per share.

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

The percentage increase (decrease) in comparable store sales for the periods presented below is as follows:

	Fiscal Year Ended
	March 30, 2019	March 31, 2018	March 25, 2017

Comparable store sales from continuing operations	1%	(4)%	(8)%

The increase in comparable store sales of 1% in fiscal 2019 is attributable in part by an increase in sales of Birks branded products across the retail and e-commerce channels, an increase in sales of third party branded watches driven by the Company’s improved portfolio of third party watch brands, as well as the successful execution of targeted marketing campaigns. In fiscal 2018, the decrease in comparable store sales in was primarily driven by a decrease in sales of third party branded fine jewelry and bridal offerings.

Fiscal 2019 Compared to Fiscal 2018

The following table sets forth, for fiscal 2019 and fiscal 2018, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 30, 2019	March 31, 2018*
	(In thousands)
Net sales	$151,049	$146,608
Cost of sales	92,472	90,915

Gross profit	58,577	55,693

Selling, general and administrative expenses	67,106	66,754
Restructuring charges	1,182	894
Depreciation and amortization	3,859	3,264
Impairment of long-lived assets	46	2,788

Total operating expenses	72,193	73,700

Operating loss	(13,616)	(18,007)
Interest and other financing costs	4,689	3,988
Income taxes	-	-

Net loss from continuing operations,	(18,305)	(21,995)
Discontinued operations:
Loss from discontinued operations, net of tax	(381)	(1,592)
Gain on disposal of discontinued operations, net of tax	-	37,682

Net (loss) income from discontinued operations	(381)	36,090

Net (loss) income	$(18,686)	$14,095

(*) The Company has changed its reporting currency from USD to CAD for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency (refer to note 1 of our audited consolidated financial statements which are included elsewhere in this Annual Report).

Net Sales – from continuing operations

	Fiscal Year Ended
	March 30, 2019	March 31, 2018*
	(In thousands)

Net sales – Retail	$143,499	$141,607
Net sales – Other	7,550	5,001

Total Net Sales	$151,049	$146,608

*The Company has changed its reporting currency from USD to CAD for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency (refer to note 1 of our audited consolidated financial statements which are included elsewhere in this Annual Report).

Net sales for fiscal 2019 were $151.0 million compared to $146.6 million for fiscal 2018, which is an increase of $4.4 million, or 3.0%, as compared to fiscal 2018. Net retail sales were $1.9 million greater than last year primarily driven by the re-opening of the Montreal flagship store in June 2018 as well as by a 1% increase in comparable store sales. The increase in Net Sales – Other of $2.5 million related primarily to an increase in e-commerce sales of $1.7 million driven by increased traffic to the Company’s updated website.

Gross Profit – from continuing operations

	Fiscal Year Ended
	March 30, 2019	March 31, 2018*
	(In thousands)

Gross Profit – Retail	$57,310	$53,655
Gross Profit – Other	1,267	2,038

Total Gross Profit	$58,577	$55,693

*The Company has changed its reporting currency from USD to CAD for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency (refer to note 1 of our audited consolidated financial statements which are included elsewhere in this Annual Report).

Total gross profit for fiscal 2019 was $58.6 million or 38.8% of net sales, as compared to $55.7 million or 38.0% of net sales, in fiscal 2018. The increase of 80 basis points in gross margin percentage was mainly attributable to product sales mix and a reduction in sales promotions in fiscal 2019 compared to fiscal 2018 during which the Company was engaged in more promotional activity as a result of the Montreal and Toronto flagship locations undergoing major renovations during the fiscal year. Gross Profit – Other for fiscal 2019 was $1.3 million compared to $2.0 million for fiscal 2018, which is a decrease of $0.7 million as compared to fiscal 2018 driven by an increase in sales promotional activity during the period.

SG&A Expenses – from continuing operations

In fiscal 2019, SG&A expenses were $67.1 million or 44.4% of net sales, compared to $66.8 million or 45.6% of net sales in fiscal 2018. This nominal increase is driven in part by higher direct variable costs driven by increased sales, such as sales commissions and credit card transaction fees, as well as by higher occupancy costs resulting from new leases, notably at our Toronto flagship location. As a percentage of sales, SG&A expenses in fiscal 2019 have decreased by 110 basis points as compared to fiscal 2018.

Restructuring Charges – from continuing operations

During fiscal 2019, we incurred $1.2 million of restructuring charges associated with the Company’s right-sizing initiative put in place subsequent to the Aurum Transaction, compared to $0.9 million in fiscal 2018 as part of the third phase of the Company’s previous restructuring plan originally put in place in July 2014. The $1.2 million of charges incurred in fiscal 2019 are primarily associated with severance costs as the Company eliminated certain head office positions to further increase efficiency and to align corporate functions with the Company’s strategic direction following the Aurum Transaction. In July 2014, the Company announced an operational restructuring plan to reduce corporate overhead costs, improve profitability and drive efficiency within the organization. The restructuring plan included consolidating most of the Company’s corporate administrative workforce from its former regional office in Tamarac, Florida to its Montreal corporate head office as well as the outsourcing of a portion of our jewelry manufacturing and other corporate head office staff reductions. The first and second phases of this previous restructuring plan were rolled out during fiscal years 2015, 2016 and 2017. In fiscal 2018, the Company implemented the third phase of the operational restructuring plan, incurring restructuring charges of approximately $0.9 million, primarily associated with severance.

Depreciation and Amortization – from continuing operations

Depreciation and amortization expense during fiscal 2019 was $3.9 million compared to $3.3 million during fiscal 2018, driven by amortization on additions to property, plant and equipment.

Interest and Other Financing Costs – from continuing operations

Interest and other financing costs in fiscal 2019 were $4.7 million compared to $4.0 million in fiscal 2018, an increase of $0.7 million driven primarily by the impact of the Company’s $12.5 million Term Loan signed in June 2018 and by an increase in the Company’s working capital debt of approximately $10.1 million from $36.9 million as of March 31, 2018 to $47.0 million as of March 30, 2019. The increase in working capital and term debt balances are driven primarily by the Company’s extensive investments in the renovation of its retail network, and particularly its Montreal, Vancouver and Toronto flagship locations during fiscal 2019.

Income Tax Expense – from continuing operations

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 30, 2019, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2012 through 2019 remain open to examination in the major tax jurisdictions in which the Company operates. We have continued to record a 100% valuation allowance on the full value of the deferred tax assets generated from our continuing operations during these periods as the criteria for recognition of these assets was not met at March 30, 2019.

Fiscal 2018 Compared to Fiscal 2017

The following table sets forth, for fiscal 2018 and fiscal 2017, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 31, 2018*	March 25, 2017*
	(In thousands)
Net sales	$146,608	$152,992
Cost of sales	90,915	91,460

Gross profit	55,693	61,532

Selling, general and administrative expenses	66,754	61,599
Restructuring charges	894	897
Depreciation and amortization	3,264	3,428
Impairment of long-lived assets	2,788	-

Total operating expenses	73,700	65,924

Operating loss	(18,007)	(4,392)
Interest and other financing costs	3,988	4,467
Income taxes	-	-

Net loss from continuing operations	(21,995)	(8,859)
Discontinued operations:
(Loss) income from discontinued operations, net of tax	(1,592)	15,934
Gain on disposal of discontinued operations, net of tax	37,682	-

Net income from discontinued operations	36,090	15,934

Net income	$14,095	$7,075

* The Company has changed its reporting currency from USD to CAD for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency (refer to note 1 of our audited consolidated financial statements which are included elsewhere in this Annual Report).

Net Sales – from continuing operations

	Fiscal Year Ended
	March 31, 2018*	March 25, 2017*
	(In thousands)

Net sales – Retail	$141,607	$149,323
Net sales – Other	5,001	3,669

Total Net Sales	$146,608	$152,992

* The Company has changed its reporting currency from USD to CAD for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency (refer to note 1 of our audited consolidated financial statements which are included elsewhere in this Annual Report).

Net sales for fiscal 2018 were $146.6 million compared to $153.0 million for fiscal 2017, which is a decrease of $6.4 million, or 4.2%, as compared to fiscal 2017. Net retail sales in fiscal 2018 were $7.7 million lower than in fiscal 2017 primarily driven by the renovation of our Montreal and Toronto flagship stores during fiscal 2018, and the temporary closure of the Montreal flagship store for the last two months of the fiscal year, as well as a softer luxury retail environment in Canada throughout the fiscal year and particularly during the holiday season. The increase in Net Sales – Other of $1.3 million related primarily to an increase in wholesale sales of $1.6 million driven by the Company’s entrance into the U.K market through its exclusive distribution agreement for Birks branded jewelry with Aurum, as well as greater e-commerce sales of $0.2 million driven by increased traffic to the Company’s updated website, partially offset by lower corporate sales of $0.5 million.

Gross Profit – from continuing operations

	Fiscal Year Ended
	March 31, 2018*	March 25, 2017*
	(In thousands)

Gross Profit – Retail	$53,655	$60,219
Gross Profit – Other	2,038	1,313

Total Gross Profit	$55,693	$61,532

* The Company has changed its reporting currency from USD to CAD for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency (refer to note 1 of our audited consolidated financial statements which are included elsewhere in this Annual Report).

Total gross profit for fiscal 2018 was $55.7 million or 38.0% of net sales, as compared to $61.5 million or 40.2% of net sales, in fiscal 2017, a decrease of $5.8 million compared to fiscal 2017. The reduction of 220 basis points in gross margin percentage was mainly attributable to product sales mix and increased sales promotions as a result of the Montreal and Toronto flagship locations undergoing major renovations during the fiscal year. Gross Profit – Other for fiscal 2018 was $2.0 million compared to $1.3 million for fiscal 2017, which is an increase of $0.7 million or 53.8% compared to fiscal 2017. This 53.8% increase was driven by increased wholesale and e-commerce activity during the fiscal year, as the Company continued its focus on growth in these high gross margin channels.

SG&A Expenses – from continuing operations

In fiscal 2018, SG&A expenses were $66.8 million or 45.5% of net sales, compared to $61.6 million or 40.3% of net sales in fiscal 2017. The increase was driven in part by higher marketing and operational costs related to the Company’s strategic focus on the promotion and development of the Birks brand as well as by higher professional fees incurred in relation to the Company’s strategic plan.

Restructuring Charges – from continuing operations

During fiscal 2018, we incurred $0.9 million of restructuring charges associated with the third phase of our operational restructuring plan launched in fiscal 2015, compared to $0.9 million in fiscal 2017 as part of the second phase of the restructuring plan. In July 2014, we provided to our senior secured lenders and announced an operational restructuring plan to reduce corporate overhead costs, improve profitability and drive efficiency within the organization. The restructuring plan included consolidating most of our corporate administrative workforce from our regional office in Tamarac, Florida to our Montreal corporate head office as well as the outsourcing of a portion of our jewelry manufacturing and other corporate head office staff reductions. In February 2018, we began the third phase of the operational restructuring plan, incurring restructuring charges of approximately $0.9 million, primarily associated with severance, as we eliminated certain head office positions to further increase efficiency and to align corporate functions with the Company’s strategic direction following the Aurum Transaction.

Depreciation and Amortization – from continuing operations

Depreciation and amortization expense during fiscal 2018 was $3.3 million compared to $3.4 million during fiscal 2017.

Interest and Other Financing Costs – from continuing operations

Interest and financing costs in fiscal 2018 were $4.0 million compared to $4.5 million in fiscal 2017, a decrease of $0.5 million driven by lower average outstanding working capital debt during the period of $4.9 million as a result of the significant debt repayments made by the Company as a result of the Aurum Transaction.

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to investors and other external stakeholders to provide them with useful complimentary information which will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies.

Adjusted operating expenses and adjusted operating loss

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans and impairment losses. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior year and can result in a more meaningful comparison of the Company’s performance between the periods presented. The table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures calculated with GAAP.

Reconciliation of non-GAAP measures	Fiscal year ended March 30, 2019

($’000)	GAAP Measure	Restructuring costs (a)	Impairment of long lived assets (b)	Non-GAAP Adjusted Measure

Total operating expenses and total adjusted operating expenses – from continuing operations	72,193	(1,182)	(46)	70,965
as a % of net sales from continuing operations	47.8%			47.0%

Operating loss and adjusted operating loss – from continuing operations	(13,616)	1,182	46	(12,388)
as a % of net sales from continuing operations	(9.0)%			(8.2)%

Reconciliation of non-GAAP measures	Fiscal year ended March 31, 2018*

($’000)	GAAP Measure	Restructuring costs (a)	Impairment of long lived assets (b)	Non-GAAP Adjusted Measure

Total operating expenses and total adjusted operating expenses – from continuing operations	73,700	(894)	(2,788)	70,018
as a % of net sales from continuing operations	50.3%			47.8%

Operating loss and adjusted operating loss – from continuing operations	(18,007)	894	2,788	(14,325)
as a % of net sales from continuing operations	(12.3)%			(9.8)%

Reconciliation of non-GAAP measures	Fiscal year ended March 25, 2017*

($’000)	GAAP Measure	Restructuring costs (a)	Impairment of long lived assets (b)	Non-GAAP Adjusted Measure

Total operating expenses and total adjusted operating expenses – from continuing operations	65,924	(897)	-	65,027
as a % of net sales from continuing operations	43.1%			42.5%

Operating loss and adjusted operating loss– from continuing operations	(4,392)	897	-	(3,495)
as a % of net sales from continuing operations	(2.9)%			(2.3)%

*

The Company has changed its reporting currency from USD to CAD for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency (refer to note 1 of our audited consolidated financial statements which are included elsewhere in this Annual Report).

(a)	Expenses associated with the Company’s operational restructuring plan.

(b)

Non-cash impairment associated with the impairment of long-lived assets at a retail location due to the projected operating performance of the location and software impairment associated with a decision to modify the scope of the implementation of the Company’s new ERP.

Liquidity and Capital Resources

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under the Company’s Credit Facility (defined below). As of March 30, 2019, the Company had approximately $47.0 million outstanding on its $85.0 million credit facility, which is used to finance working capital and capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The terms of the Credit Facility require the Company to maintain positive excess availability at all times.

On October 23, 2017, in connection with the closing of the Aurum Transaction, the Company entered into a senior secured credit facility with Wells Fargo Canada Corporation for a maximum amount of $85.0 million (the “Credit Facility”). The Credit Facility, which matures in October 2022, also provides the Company with an option to increase the total commitments thereunder by up to $13.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5% - 3.0% depending on the Company’s excess availability levels. Under the Credit Facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout fiscal 2019.

On June 29, 2018, the Company secured a $12.5 million senior secured term loan (the “Term Loan”) with Crystal Financial LLC (“Crystal”). The Term Loan, which matures in October 2022, is subordinated in lien priority to the Credit Facility and bears interest at a rate of CDOR plus 8.25%. Under the Term Loan, the Company is required to adhere to a similar financial covenant as under the Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $9.5 million and from January 21st to February 20th of each year of $4.5 million. The Term Loan is required to be repaid upon maturity.

The Company’s borrowing capacity under both the Credit Facility and the Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its lenders, and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

Both the Company’s Credit Facility and Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its Credit Facility and Term Loan. In the event that excess availability falls below $8.5 million for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Credit Facility and Term Loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s Credit Facility and Term Loan to become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have excess availability of at least $8.5 million for at least the next twelve months.

The Credit Facility and Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or ii) maintain excess availably of at least 25% of the borrowing base and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Credit Facility and Term Loan provide that no financial covenants are required to be met other than already described.

The Company’s lenders under its Credit Facility and Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintain adequate liquidity for the operation of its business, ii) cover any deterioration in the value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves have been imposed since the inception of the Credit Facility and the Term Loan on October 23, 2017 and June 29, 2018, respectively.

Borrowings under our Credit Facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 30, 2019	March 31, 2018*(1)
	(In thousands)
Credit facility availability	$61,449	$56,860
Amount borrowed at year end	$47,021	$36,925

Excess borrowing capacity at year end (before minimum threshold)	$14,428	$19,935

Average outstanding balance during the year – continuing operations	$44,772	$45,588
Average excess borrowing capacity during the year – continuing operations	$15,816	$18,444
Maximum borrowing outstanding during the year – continuing operations	$55,596	$60,710
Minimum excess borrowing capacity during the year – continuing operations (2)	$9,716	$3,330
Weighted average interest rate for year	3.9%	3.3%

(*) The Company has changed its reporting currency from USD to CAD for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency (refer to note 1 of our audited consolidated financial statements which are included elsewhere in this Annual Report).

(1)

Note that for fiscal 2018, credit facility availability, excess borrowing capacity and outstanding borrowings related to the period prior to the Aurum Transaction (up to and including October 22, 2017) are calculated based on the terms existing under the then existing senior secured credit facilities, while credit facility availability, excess borrowing capacity and outstanding borrowings related to the period subsequent to the Aurum Transaction (October 23, 2017 and thereafter) are calculated based on the terms existing under the Credit Facility.

(2)

The Company’s former lenders consented to the Company having an excess borrowing capacity lower than the then existing minimum threshold of $7.7 million (USD $6.0 million) under its then existing credit facilities for the 4 days leading up to the closing of the Aurum Transaction to allow the Company to hold excess cash on hand during the Company’s transition period towards the new lender’s banking operations.

Investissement Québec

As at March 30, 2019, the Company had term loans outstanding in the aggregate amount of $0.8 million at March 30, 2019 with Investissement Québec, which are outlined below:

-

$2.0 million secured term loan of which $0.2 million remained outstanding, bearing interest at a rate of Canadian prime plus 10% per annum, which equated to 13.4% at March 30, 2019. $5.0 million secured term loan of which $0.6 million remained outstanding, bearing interest at a rate of Canadian prime plus 7.0% per annum, which equated to 10.4% at March 30, 2019. The term loans with Investissement Québec require the Company on an annual basis to have a working capital ratio of at least 1.15. On May 21, 2019, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio for fiscal 2019.

-

On June 5, 2019, the Company repaid the outstanding balances on its terms loans from Investissement Quebec. As a result, the outstanding loan balances as at March 30, 2019 have been presented as short-term liabilities within current portion of long-term debt on the Company’s balance sheet.

Other Financing

As of March 30, 2019, we had a balance of $2.0 million (USD $1.5 million) outstanding from an original $6.7 million (USD $5.0 million) cash advance from one of our controlling shareholders, Montel Sarl (“Montel”, previously known as Montrovest B.V.). This advance is payable upon demand by Montel once conditions stipulated in our Credit Facility permit such a payment. The conditions that are required to be met are the same as those that are required to be met for the Company to pay dividends (outlined in above section).This advance bears an annual interest rate of 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%.

As of March 30, 2019, we had a balance of $1.7 million (USD $1.25 million) outstanding from an original $3.4 million (USD $2.5 million) loan from Montrovest. The loan bears interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12.2%. In May 2019, Montel granted the Company a one year extension of the term of the outstanding balance of $1.7 million (USD $1.25 million) which was scheduled to be fully repaid in July 2019. Subsequent to the one year term extension, the principal balance of the loan will now come due in July 2020. As part of the one year term extension, Montel also granted the Company a one year moratorium on the monthly interest payments on the outstanding loan balance (approximately $16,800 in Canadian dollars). The accrued interest will become due with the remaining outstanding principal balance, in July 2020.

Cash Flows from Operating, Investing and Financing Activities – from continuing operations

The following table summarizes cash flows from operating, investing and financing activities:

(in thousands)	Fiscal 2019	Fiscal 2018*	Fiscal 2017*
Net cash provided by (used in):
Operating activities	$(4,340)	$(19,748)	$(4,373)
Investing activities	(13,611)	(8,707)	(5,761)
Financing activities	18,506	(22,104)	9,633
Net cash provided by discontinued operations:	(381)	49,529	(1)
Effect of changes in exchange rate on cash and cash equivalents	-	(565)	(8)

Net increase (decrease) in cash and cash equivalents	$174	$(1,595)	$(510)

(*) The Company has changed its reporting currency from USD to CAD for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency (refer to note 1 of our audited consolidated financial statements which are included elsewhere in this Annual Report).

Net cash used in operating activities from continuing operations was $4.3 million in fiscal 2019 as compared to $19.7 million in fiscal 2018. The $15.4 million increase in cash flows related to operating activities from continuing operations was primarily the result of a $3.7 million decrease in net loss from continuing operations in fiscal 2019 versus fiscal 2018, a $5.9 million decrease in the level of prepaids and other current assets during fiscal 2019 compared to fiscal 2018, a $4.3 million decrease in the level of accounts receivable during fiscal 2019 compared to fiscal 2018, a $4.8 million increase in the level of accounts payable during fiscal 2019 compared to fiscal 2018, a $5.2 million increase in the level of other long-term liabilities and accrued liabilities during fiscal 2019 compared to fiscal 2018 and a $1.0 million increase in depreciation and amortization and other operating activities in fiscal 2019 compared to fiscal 2018, partially offset by a $2.7 million reduction in non-cash impairment on long-lived assets in fiscal 2019 compared to fiscal 2018 and by a $6.8 million increase in the level of inventories in fiscal 2019 compared to fiscal 2018.

Net cash used in operating activities from continuing operations was $19.7 million in fiscal 2018 as compared to $4.4 million in fiscal 2017. The approximate $15.4 million decrease in cash flows related to operating activities from continuing operations was primarily the result of a $13.1 million increase in operating loss from continuing operations in fiscal 2018 versus fiscal 2017, an increase in the level of accounts receivable growth of $2.2 million during fiscal 2018 versus fiscal 2017, as well as an increase in the level of prepaids and other current assets of $3.1 million during fiscal 2018 versus fiscal 2017, partially offset by a $2.8 million non-cash impairment on long-lived assets in fiscal 2018.

During fiscal 2019, net cash used in investing activities from continuing operations was $13.6 million compared to $8.7 million used during fiscal 2018. The $4.9 million increase in net cash used in investing activities from continuing operations was primarily attributable to an increase in capital expenditures in relation to the major renovations of our flagship stores over fiscal 2018.

During fiscal 2018, net cash used in investing activities from continuing operations was $8.7 million compared to $5.8 million used during fiscal 2017. The $2.9 million increase in net cash used in investing activities from continuing operations was primarily attributable to an increase in capital expenditures and additions to intangible assets related to our ERP project over fiscal 2017.

Net cash provided by financing activities from continuing operations was $18.5 million in fiscal 2019, as compared to $22.1 million of cash flows used in financing activities from continuing operations during fiscal 2018. The $40.6 million increase in cash flows related to financing activities from continuing operations was primarily due to an increase in bank indebtedness of $10.1 million in fiscal 2019 as compared to a decrease in bank indebtedness of $20.8 million in fiscal 2018, an increase of long-term debt levels of $8.7 million, as well as a net decrease of $4.3 million in repayment of long-term debt in fiscal 2019 versus fiscal 2018, partially offset by an advance from shareholder of $3.2 million in fiscal 2018 compared to nil in fiscal 2019, respectively.

Net cash used in financing activities from continuing operations was $22.1 million in fiscal 2018, as compared to $9.6 million provided by during fiscal 2017. The $31.7 million decrease in cash flows related to financing activities from continuing operations was primarily due a decrease in bank indebtedness in fiscal 2018 of $20.8 million as compared to an increase of $13.6 million in fiscal 2017, partially offset by an advance from shareholder of $3.2 million in fiscal 2018 as compared to nil in fiscal 2017, respectively.

Net cash used in discontinued operations amounted to $0.4 million in fiscal 2019 as a result of transaction related costs, net of recovery of expenses received as part of the transition service agreement with Aurum, compared to $49.5 million in fiscal 2018 represented by the excess proceeds received as a result of the Aurum Transaction, net of the repayment of Mayors’ outstanding term and working capital debt and transaction related costs.

The following table details capital expenditures in fiscal 2019, 2018, and 2017:

	Fiscal Year Ended
	March 30, 2019	March 31, 2018*	March 25, 2017*
	(In thousands)

Leasehold improvements	$6,593	$4,848	$2,077
Electronic equipment, computer hardware and software	1,774	3,491	3,034
Furniture and fixtures and equipment	6,166	2,004	666

Total capital expenditures (1)	$14,533	$10,343	$5,777

(*)

The Company has changed its reporting currency from USD to CAD for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency (refer to note 1 of our audited consolidated financial statements which are included elsewhere in this Annual Report).

(1)

Includes capital expenditures financed by capital leases of nil in fiscal 2019, $1.1 million in fiscal 2018, and $0.5 million in fiscal 2017 as well as capital expenditures included in accounts payable as of the end of the fiscal year.

In the last three fiscal years, we invested a total of approximately $30.7 million in capital expenditures primarily associated with the remodeling of our existing store network including the completion of major transformative renovations at our three flagship locations in Montreal (completed in June 2018), Vancouver (completed in February 2019) and Toronto (completed in March 2019) as well as the opening of our Graff and Patek Philippe boutiques in Vancouver (completed in December 2018), the opening of new stores and a new enterprise resource planning (“ERP”) implementation.

The last three fiscal years were very capital-intensive for the Company as we implemented our strategic objective of completing the remodeling of our retail network including our flagship locations. This capital intensive spending period resulted in temporarily lower sales and contribution margin at the flagship locations under renovation, with a view to generate future long-term returns for the Company. We expect to invest a significantly lower amount in capital expenditures in fiscal 2020 and fiscal 2021 as we focus solely on operations and on delivering a return on our heavy investment spending during the period from fiscal 2017 to fiscal 2019. In fact, in fiscal 2020, approximately $1.0 million is expected to be spent in capital expenditures, primarily related to minor store remodels and store relocations. We expect to finance these capital expenditures from operating cash flows, and existing financing arrangements.

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

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

Research and development, patents and licenses, etc.

None.

Trend Information

During fiscal 2019, we were faced with several challenges such as a weaker holiday season in the luxury retail industry globally, the planned major renovations of two of our flagship store locations (Montreal and Toronto), the temporary closure of our flagship store in Montreal, the delayed opening of the Toronto flagship store, and a softening in luxury spending by certain affluent tourists within our customer base. Increased competition for space in Canada continued to put pressure on occupancy costs and space retention for key locations. In fiscal 2019, we achieved several important milestones as evidenced by our investments in both short-term and long-term initiatives. We finalized the major renovations and remodeling of our three flagship locations, namely: Montreal (completed in June 2018), Vancouver (completed in February 2019) and Toronto (completed in March 2019).

We continue to successfully pursue our strategy to develop the Birks product brand and in fiscal 2019, we launched several new collections under the Birks brand. In addition, we continued to pursue our strategies to enhance our customers’ in-store experience which included the remodeling of our retail network (including the major renovations to our flagship locations) to provide our clients with an engaging buying experience.

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

Over the past few years we have also decreased the number of stores we operate through our closure of underperforming stores. Going forward we will continue to evaluate the productivity of our existing stores and close unproductive stores. In addition, we will be continuing to review opportunities to open new stores in new prime retail locations when the right opportunities exist. Moreover, we will continue to invest in our website and e-commerce platform to bolster our online distribution channel which has experienced significant sales growth during fiscal 2019 (110% year-over-year) and which represents an area of focus for us going forward.

Off-balance sheet arrangements

From time to time, we guarantee a portion of our private label credit card sales to our credit card vendor. As of March 30, 2019 and March 31, 2018, the amount guaranteed under such arrangements was approximately $5.8 million and $2.7 million, respectively. The bad debt experienced under these guarantees has not been material. See Note 14(b) to the consolidated financial statements included in this Annual Report on Form 20-F for additional discussion. We had no other off-balance sheet arrangements as of March 30, 2019 other than our operating lease commitments as detailed below and in Note 13 to our consolidated financial statements.

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of March 30, 2019 and the periods in which payments are due:

	Payments due by Period
	Total	Less Than 1 Year	2-3 Years	4-5 Years	More than 5 Years

		(In thousands)
Contractual Obligations
Debt maturities(1)	$63,450	$831	$48,115	$12,500	$2,004
Capital lease obligations	476	162	247	67	–
Interest on debt(2)	5,060	1,770	2,618	451	221
Operating lease obligations(3)	132,457	10,231	26,091	25,308	70,827

Total(4)	$201,443	$12,994	$77,071	$38,326	$73,052

(1)	Includes bank indebtedness in the 2-3 year category to reflect the current expiration date of the line of credit.
(2)

Excludes interest payments on amounts outstanding under our credit facility as the outstanding amounts fluctuate based on our working capital needs. Interest expense on other variable rate long-term debts was calculated assuming the rates in effect at March 30, 2019.

(3)

The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which we are obligated. CAM charges were $1.8 million in fiscal 2019, $1.9 million in fiscal 2018, and $3.1 million in fiscal 2017.

(4)	In addition to the above and as of March 31, 2019, we had $1.0 million of outstanding letters of credit.

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

Going concern assumption

Our consolidated financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. In evaluating our ability to continue as a going concern, we are required to determine whether we have the ability to fund our operations and meet our cash flow requirements. This evaluation requires us to estimate and forecast our cash flows for at least the next twelve months from the date the financial statements were authorized for issuance. Significant estimates that have the greatest impact on our analysis include our estimate of sales, gross margins and expenses, estimates of collateral values performed by our lenders throughout the year which could increase or decrease our availability under our senior secured credit facility, timing of inventory acquisitions, vendor terms and payments, interest rate and foreign exchange rate assumptions. Further, we have also made judgments on whether any reserves would be imposed by our senior secured lenders. Significant variances from our assumptions used in preparing our going concern analysis could significantly impact our ability to meet our projected cash flows. Our ability to meet our projected cash flows could also be impacted if our senior secured lenders impose additional restrictions on our ability to borrow on our collateral or if we do not adhere to the financial covenant applicable under our senior secured credit facilities which is an event of default.

The Company funds its operations primarily through committed financing under its senior secured credit facility and its senior secured term loan described in Note 7 of our consolidated financial statements included elsewhere in this 20-F. The Credit Facility along with the Term Loan are used to finance working capital, finance capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations as well as specified excess availability levels under its Credit Facility and its Term Loan. The sole financial covenant which the Company is required to adhere to under both Credit Facility and its Term Loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Credit Facility and under the Term Loan, that could result in the outstanding balances borrowed under the Company’s Credit Facility and Term Loan becoming due immediately, which would result in cross defaults on the Company’s other borrowings. The Company met its excess availability requirement as of and throughout the year ended March 30, 2019 and as of the date the financial statements were authorized for issuance, and expects to have excess availability of at least $8.5 million for at least the next twelve months.

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

Impairment of long-lived assets

We periodically review the estimated useful lives of our depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, we review our long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition is less than its carrying value. Measurement of an impairment loss for such long-lived assets is based on the difference between the carrying value and the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. During fiscal 2019, the Company recorded impairment charges on long-lived assets of $0.1 million associated with the projected operating performance of a retail location. During fiscal 2018, the Company recorded impairment charges on long-lived assets of $2.8 million associated with the projected operating performance of a retail location and software impairment associated with a decision to modify the scope of the implementation of the Company’s new ERP. No impairment charges were recorded in fiscal 2017.

Inflation

The impact of inflation on our operations has not been significant to date.

Recent Accounting Pronouncements

See Note 2 (s) to the consolidated financial statements included in this Form 20-F.

Safe Harbor

See section entitled “Forward-Looking Information” at the beginning of this Annual Report on Form 20-F.

Item 6. Directors, Senior Management and Employees

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our executive officers and directors, and their respective ages and positions as of June 1, 2019:

Name	Age	Position

Niccolò Rossi di Montelera	46	Executive Chairman of the Board & Director
Jean-Christophe Bédos	54	President, Chief Executive Officer & Director
Davide Barberis Canonico	53	Director
Emily Berlin	72	Director
Shirley A. Dawe	72	Director
Frank Di Tomaso	72	Director
Louis L. Roquet	76	Director
Joseph F.X Zahra	63	Director
Pat Di Lillo	57	Vice President, Chief Financial Officer
Maryame El Bouwab	41	Vice President, Merchandising, Planning and Supply Chain
Miranda Melfi	55	Vice President, Human Resources, Chief Legal Officer & Corporate Secretary
Aurélie Pépion	38	Vice President, Omni-Channel Sales, Operations & Marketing

Directors

Niccolò Rossi di Montelera, age 46, was elected to the Company’s Board of Directors on September 23, 2010 and served as Vice-Chairman of the Company’s Board of Directors from June 2015 until being appointed Executive Chairman of the Board effective January 1, 2017. Mr. Rossi di Montelera’s term as a director of Birks Group expires in 2019. Mr. Rossi di Montelera was a consultant for Gestofi from August 2009 until December 31, 2016 and provided consulting services to the Company in the areas of new product and brand development in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002 he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of Directors of Montrovest until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, who was the Company’s Chairman of the Board until December 31, 2016, and is the brother-in-law of Mr. Carlo Coda-Nunziante who was the Company’s Vice President, Strategy until March 31, 2018.

Jean-Christophe Bédos, age 54, was appointed to the Company’s Board of Directors on April 19, 2012. He was the Company’s Chief Operating Officer from January 2012 to March 2012 and became the Company’s President and Chief Executive Officer on April 1, 2012. He became a director of Birks Group on April 19, 2012 and his term as a director expires in 2019. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweler Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewelry industry at Cartier in 1988.

Davide Barberis Canonico, age 53, was elected to the Company’s Board of Directors in September 2013. Mr. Canonico’s term as a director of Birks Group expires in 2019. From January 1, 2016 until April 2018, Mr. Canonico was also the Chief Executive Officer of Autofil Yarn Ltd., a company in the textile industry supplying yarn to the automotive industry with manufacturing facilities in the United Kingdom and Bulgaria and was the Group Strategy Director from June 2015 to December 2015. From 1998 to March 2016, he was President and Chief Executive Officer of Manifattura di Ponzone S.p.A., an Italian family-owned company in the textile industry. From 2001 to 2015, he was also a member of the board of Sinterama S.p.A., a company in the textile industry with manufacturing facilities worldwide. He was a member of the Supervisory Board of Montrovest B.V. until April 2018.

Emily Berlin, age 72, has been a member of the Company’s Board of Directors since November 2005. Ms. Berlin’s term as a director of Birks Group expires in 2019. She was a Senior Managing Director of Helm Holdings International from 2001 until December 2012, which was a member of a diversified privately owned group of companies operating principally in Central and South America where she focused principally on the banking and energy sectors. Since January 2013, Ms. Berlin has been a strategic consultant to SoEnergy International Inc., an affiliate of Helm Holdings International, operating in the energy sector. From 1974 to 2000, she was a member of the law firm Shearman & Sterling, becoming a partner in 1981.

Shirley A. Dawe, age 72, has been a member of the Company’s Board of Directors since 1999. Ms. Dawe’s term as a director of Birks Group expires in 2019. She is also a corporate director and has been President of Shirley Dawe Associates Inc., a Toronto-based management advisory company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the board of directors of numerous public and private companies in Canada and the U.S.

Frank Di Tomaso, age 72, was elected to the Company’s Board of Directors in September 2014. Mr. Di Tomaso’s term as a director of Birks Group expires in 2019. Mr. Di Tomaso is a corporate director. He has been a Chartered Professional Accountant since 1972. He was an audit and advisory partner at Raymond Chabot Grant Thornton LLP from 1981 to 2012 where he held the position of Managing Partner Audit – Public Companies until he retired in 2012. Mr. Di Tomaso also has been and currently is a member of a number of other public company corporate boards, namely Intertape Polymer Group Inc. and ADF Group Inc.

Louis L. Roquet, age 76, was appointed to the Company’s Board of Directors on May 11, 2016. Mr. Roquet’s term as a director of Birks Group expires in 2019. Mr. Roquet is the Chancellor and Chairman of the Board of Université de Montréal since June 2018. Mr. Roquet was previously a member of the Company’s Board of Directors from August 2007 to July 2014 before being appointed by the Québec Government to the position of Chairman of the Board of Investissement Québec in July 2014 from which he resigned on May 2, 2016. From 2012 to 2014, Mr. Roquet was Managing Director of Cevital Spa, a large Algerian manufacturer of food products. Mr. Roquet has served as General Manager of the City of Montréal from January 2010 to January 2012. From April 2004 to October 2009, he was President and Chief Operating Officer of Desjardins Venture Capital and was responsible for managing Desjardins’ venture capital funds together with those of Capital Régional and Coopératif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. From 2002 to 2004, Mr. Roquet served as President and General Manager of Société des alcools du Québec , Québec’s Liquor Board. Prior to 2002 he held the title of President and Chief Executive Officer of Investissement Québec, Secretary General of the City of Montréal and General Manager of Montréal Urban Community. He also serves as a director of numerous non-profit organizations.

Joseph F.X. Zahra, age 63, was appointed to the Company’s Board of Directors on November 9, 2016. Mr. Zahra’s term as a director of Birks Group expires in 2019. Mr. Zahra is a founding partner and director of SurgeAdvisory Limited, an advisory firm which focuses on strategy and transformation management, succession planning and boardroom coaching operating in Malta, since January 1, 2017. Prior thereto, he was a founding partner and managing director of MISCO, an independent consulting group operating in Malta, Cyprus and Italy from 1983 to 2016. Mr. Zahra also serves as director of several private, publicly-listed and regulated companies operating in the following industries: financial services (insurance and investment services), oil services, transportation, retail and hospitality. Mr. Zahra is also chairman of the board of directors of Forestals Investments Ltd. and of Multi Risk Ltd. and chairman of the audit committee of Corinthia Palace Hotel Co. Ltd., Medserv plc and member of the audit committee of United Finance plc. He also serves as chairman of the investment committee of Pendergardens Developments plc and of Multi Risk Indemnity Ltd. and is a member of the investment committee of Chasophie Group Limited. Mr. Zahra was director of the Central Bank of Malta from 1992 to 1996 and served as executive chairman of Bank of Valletta Plc from 1998 to 2004, Maltacom Plc in 2003 and Middlesea Insurance Plc from 2010 to 2012. Mr. Zahra was appointed as one of the five international auditors at the Prefettura per gli Affari Economici of the Holy See from 2010 to 2014 and was the president of the economic and administrative reform commission (COSEA) from 2013 to 2014 as well as the vice coordinator of the newly formed Council for the Economy of the Holy See since 2014.

Other Executive Officers

Pasquale (Pat) Di Lillo, age 57, is our Vice President, Chief Financial Officer and has been with Birks Group since January 2015. Prior to joining us, he was Senior Vice President, and Corporate Controller at SNC-Lavalin Group Inc., one of the world’s largest engineering and construction companies from May 2010 to December 2014 and was Vice-President, Taxation from August 2007 to May 2010. From October 1983 to August 2007, he was with KPMG LLP, where he was appointed a partner in 1995.

Maryame El Bouwab, age 41, is our Vice President, Merchandising, Planning and Supply Chain. She has been with the Company since March 2013. Prior to her current position, she was the Company’s Vice President, Planning and Supply Chain from June 1, 2018 to September 30, 2018 and Vice President, Merchandise Planning from February 1, 2017 to May 31, 2018. From March 2013 to February 2017, she was the Company’s Director of Merchandise Planning. Prior to joining the Company, Ms. El Bouwab was, from 2005 to 2012, with Mexx Canada and Lucky Brand Jeans and held the position of Merchandising and Planning Manager.

Miranda Melfi, age 55, is our Vice President, Human Resources, Chief Legal Officer and Corporate Secretary and has been with Birks Group since April 2006. Prior to her current position, she was our Vice President, Legal Affairs and Corporate Secretary from April 2006 to September 2018. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

Aurélie Pépion, age 38, is our Vice President, Omni-Channel Sales, Operations and Marketing, and has been with the Company since April 2018. Prior to her current position, she was our Vice President, Omni-Channel, Sales and Operations from April 2018 to September 2018. Prior to joining us, Ms. Pépion was the Managing Director Canada of Swarovski (Consumer Goods Business) from March 2016 to March 2018 and prior thereto, she held various positions with Swarovski since February 2009, namely, Director Multibrand (Europe, Middle East, Africa), Head of Retail Multibrand (France), Key Account Manager (France), and Watch Distribution Manager (France). Prior thereto, she was with Gucci Group Watches sales management from February 2007 to January 2009 and was a District Manager for Puig Prestige in 2005 and 2006.

COMPENSATION OF DIRECTORS AND OFFICERS

Director Compensation

During fiscal 2019, each director who was not an employee of the Company received an annual fee of USD$25,000 (approximately $33,000 in Canadian dollars) for serving on our Board of Directors, USD$1,500 (approximately $2,000 in Canadian dollars) for each Board meeting attended in person and USD$750 (approximately $1,000 in Canadian dollars) for each Board meeting attended by phone. The chairperson of each of the audit committee, compensation committee and corporate governance and nominating committee received an additional annual fee of USD$10,000, USD$8,000 and USD$5,000 (approximately $13,000, $10,500 and $6,500 in Canadian dollars) respectively. The members of each of the audit committee, compensation committee and corporate governance and nominating committee received an additional annual fee of USD$5,000, USD$4,000 and USD$2,500 (approximately $6,500, $5,250 and $3,275 in Canadian dollars), respectively, and the independent member of the executive committee received an additional annual fee of USD$4,000 (approximately $5,250 in Canadian dollars). The chairperson and any other members of any special independent committee of directors that may be established from time to time is entitled to receive compensation as may be determined by the Board of Directors for his or her service on such committee. Since September 2018 and every September thereafter, each director who is not an employee of the Company is entitled to receive deferred stock units equal to a value of USD$25,000 (approximately $33,000 in Canadian dollars). In November 2016, September 2017 and September 2018, each non-employee director received deferred stock units equal to a value of USD$10,000, USD$20,000 and USD$25,000 (approximately $13,000, $25,000 and $33,000 in Canadian dollars), respectively. In April 2014 and April 2015, 5,000 stock appreciation rights were granted to each non-employee director. In addition, in September 2014, 2,000 stock appreciation rights were granted to a new member of the Company’s Board of Directors. All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

On November 15, 2016, the Company’s Board of Directors approved annual payments of €200,000 (approximately $303,000 in Canadian dollars) and €50,000 (approximately $76,000 in Canadian dollars) to Mr. Niccolò Rossi di Montelera for his role as Executive Chairman of the Board and Chairman of the Executive Committee, respectively, effective January 1, 2017.

Executive Compensation

We are a “foreign private issuer” under U.S. securities laws and not a reporting issuer under Canadian securities laws and are therefore not required to publicly disclose detailed individual information about executive compensation under U.S. securities laws to the extent that we comply with the rules of our home jurisdiction. As such, the executive compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers are detailed in our Management Proxy Circular described below. Under the Canada Business Corporations Act, being the statute under which we were incorporated, we are required to provide certain information on executive compensation. The aggregate compensation paid by us to our five executive officers, and two executive officers that left, in fiscal 2019, was approximately $2,278,000 (annual salary).

The summary compensation table regarding our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers and the option/RSU grants and exercise of options/RSU tables in our Management Proxy Circular will be filed on Form 6-K with the SEC in connection with our 2019 Annual Meeting of Shareholders.

Birks Group Incentive Plans

The following plans make reference to stock prices, since BGI trades publicly on the NYSE American, all stock prices are denominated in U.S. dollars.

Long-Term Incentive Plan

In 2006, Birks Group adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks Group’s business. As of May 31, 2019, there were 110,000 cash-based stock appreciation rights exercisable by members of the Company’s Board of Directors and outstanding stock options to purchase 570,000 shares of the Company’s Class A voting shares granted to members of the Company’s senior management team under the Long-Term Incentive Plan. The stock appreciation rights outstanding as of May 31, 2019, under the Long-Term Incentive Plan, have a weighted average exercise price of $1.10 and the stock options outstanding as of May 31, 2019, under the Long-Term Incentive Plan have a weighted average exercise price of $1.05.

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

Omnibus Long-Term Incentive Plan

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Under the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. A total of 1,000,000 shares of the Company’s Class A voting shares are reserved for issuance under the Omnibus LTIP. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of May 31, 2019, the only awards outstanding under the Omnibus LTIP were 257,005 deferred stock units granted to members of the Company’s Board of Directors, 102,000 restricted stock units granted to members of the Company’s senior management team and 168,000 Class A voting shares underlying options granted to members of the Company’s senior management team.

Birks Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of its business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of May 31, 2019, there were 3,060 Class A voting shares underlying options granted under the Birks ESOP at a weighted average exercise price of $1.05 per share.

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

During fiscal 2019, our Board of Directors held a total of eight board of directors meetings and eighteen committee meetings. During such period, all of the directors attended 100% of the meetings of the Board of Directors except for one member who attended 88% of these meetings.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. During fiscal 2019, our Board of Directors was composed of the four main committees below. The Board of Directors may from time to time also create special committees of the Board as needed.

1. Audit Committee. We have a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. During fiscal 2019, the audit committee held four meetings. During such period, all the members of the audit committee attended 100% of these meetings, except for one member who attended 75% of these meetings. During fiscal year 2019, the audit committee was comprised of Frank Di Tomaso (Chair), Emily Berlin, Louis L. Roquet and Joseph F.X. Zahra, each of whom was financially literate and an independent (as defined by the NYSE American listing standards and SEC rules), non-employee director of the Company. We have determined that Frank Di Tomaso is an “audit committee financial expert” as this term is defined under SEC rules. Neither the SEC nor the NYSE American requires us to designate an “audit committee financial expert”. A copy of the audit committee charter is available on the Company’s website at www.birks.com.

2. Compensation Committee. We have a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors (i) director compensation and (ii) executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of Birks Group. The compensation committee also establishes criteria for goals and objectives for variable compensation, evaluates the performance of the Chief Executive Officer on an annual basis and provides recommendations to the Board of Directors regarding Chief Executive Officer and senior management succession plans. Certain decisions regarding compensation of certain other executive officers are reviewed by the compensation committee. During fiscal 2019, the compensation committee held six meetings and all of the members of the compensation committee attended 100% of these meetings during such period. During fiscal 2019, the compensation committee was comprised of Shirley A. Dawe (Chair), Frank Di Tomaso and Louis L. Roquet. Each member of the compensation committee is an independent (as defined by the NYSE American listing standards), non-employee director of the Company.

3. Corporate Governance and Nominating Committee. The corporate governance and nominating committee is responsible for overseeing all aspects of our corporate governance policies. The corporate governance and nominating committee is also responsible for the oversight and review of all related party transactions and for nominating potential nominees to the Board of Directors. Our policy with regard to the consideration of any director candidates recommended by a shareholder is that we will consider such candidates and evaluate such candidates by the same process as candidates identified by the corporate governance and nominating committee. During fiscal 2019, the corporate governance and nominating committee held four meetings and all members of the corporate governance and nominating committee attended 100% of these meetings during such period. Our corporate governance and nominating committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. During fiscal 2019, the corporate governance and nominating committee was comprised of: Emily Berlin (Chair), Shirley Dawe, and Frank Di Tomaso. Every member of the corporate governance and nominating committee is an independent (as defined by the NYSE American listing standards), non-employee director of Birks Group.

4. Executive Committee. We have a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between meetings of the Board of Directors for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in our operations, including but not limited to monitoring the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. During fiscal year 2019, the executive committee consisted of: Niccolò Rossi di Montelera (Chair), Jean-Christophe Bédos, Davide Barberis Canonico, Louis L. Roquet and Joseph F.X. Zahra. For fiscal 2019, the executive committee held six meetings. All of the members of the executive committee attended 100% of these meetings during such period. Messrs. Roquet and Zahra are independent, non-employee directors of the Company.

EMPLOYEES

As of March 30, 2019, we employed 341 persons. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, training, retraining and developing the best people in our industry.

Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations and wholesale sales. The table below sets forth headcount by category for our continuing operations in the periods indicated.

Total
As of March 30, 2019:
Administration	123
Retail	218

Total	341

As of March 31, 2018:
Administration	124
Retail	224

Total	348

As of March 25, 2017:
Administration	135
Retail	224

Total	359

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2019, based on 10,242,911 Class A voting shares, by each executive officer and each director:

Name of Beneficial Owner	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned

Niccolò Rossi di Montelera	—	—
Jean-Christophe Bédos(1)	416,666	4.1%
Davide Barberis Canonico	—	—
Shirley A. Dawe(2)	1,545	*
Emily Berlin(3)	46,952	*
Frank Di Tomaso	—	—
Louis L. Roquet	—	—
Joseph F.X. Zahra	—	—
Pat Di Lillo(4)	77,333	*
Maryame El-Bouwab	—	—
Miranda Melfi(5)	85,000	*
Aurélie Pépion	—	—

* Less than 1%.

(1)

Includes (a) an option to purchase 150,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2019, at a price of USD$1.04 per share and which expires on January 4, 2022; (b) an option to purchase 100,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2019, at a price of USD$0.84 per share and which expires on April 18, 2023, and (c) an option to purchase 100,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2019 at a price of USD$0.78 per share and which expires on September 16, 2025; and (d) an option to purchase 100,000 Class A voting shares, of which 66,666 shares are exercisable or exercisable within 60 days of May 31, 2019, at a price of USD$1.43 per share and which expires on November 15, 2026.

(2)	Includes 1,545 Class A voting shares.
(3)	Includes 46,952 Class A voting shares.
(4)

Includes (a) an option to purchase 50,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2019, at a price of USD$1.94 per share and which expires on January 5, 2025; (b) an option to purchase 10,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2019, at a price of USD$0.78 per share and which expires on September 16, 2025, and (c) an option to purchase 26,000 Class A voting shares, of which 17,333 are exercisable or exercisable within 60 days of May 31, 2019, at a price of USD$1.43 per share and which expires on November 15, 2026.

(5)

Includes (a) an option to purchase 15,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2019, at a price of USD$1.25 per share and which expires on September 23, 2020; (b) an option to purchase 10,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2019, at a price of USD$0.89 per share and which expires on November 14, 2022; (c) an option to purchase 25,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2019, at a price of USD$1.66 per share and which expires on September 12, 2023; (d) an option to purchase 25,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2019, at a price of USD$0.78 per share and which expires on September 16, 2025; and (e) an option to purchase 15,000 Class A voting shares, of which 10,000 shares are currently exercisable or exercisable within 60 days of May 31, 2019, at a price of USD$1.43 per share and which expires on November 15, 2026.

For arrangements involving the issuance or grant of options or shares of the Company to such named executive officers and other employees, see above under the heading “Compensation of Directors and Officers” and Item 10. “Additional Information—Material Contracts—Employment Agreements.”

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2019 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and/or Class B multiple voting shares. The major shareholders listed with Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Unless otherwise indicated in the table, each of the individuals named below, to the Company’s knowledge, has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 10,242,911 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on May 31, 2019, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Annual Report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of May 31, 2019 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. For information regarding entities or persons that directly or indirectly control us, see “Item 3. Key Information – Risk Factors – Risks Related to the Company.”

Name of Beneficial Owner(1)	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
The Grande Rousse Trust(2)	13,646,692	76.0%
Meritus Trust Company Limited(3)	13,646,692	76.0%
Montel Sàrl(4)	8,846,692	63.4%
Mangrove Holding S.A.(5)	4,800,000	33.7%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite its name.
(2)

Includes 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montel Sàrl (“Montel” previously Montrovest B.V. (“Montrovest”)) and Mangrove Holding S.A. (“Mangrove”) collectively would be entitled upon conversion of the Class B multiple voting shares held by Montel and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montel and Mangrove collectively are beneficially owned by The Grande Rousse Trust. Montrovest merged with its parent company, Montel, on August 31, 2018 (the “Montrovest Merger”), and as such, all of the shares hel by Montrovest at the time of the Montrovest Merger are now held by Montel. Confido Limited has the power to remove the trustee of The Grande Rousse Trust. As a result, Confido Limited may be deemed to have beneficial ownership of the Class A voting Shares held by Montel or Mangrove.

(3)

Trustee of The Grande Rousse Trust. Includes 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montel and Mangrove collectively would be entitled upon conversion of the Class B multiple voting shares held by Montel and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montel and Mangrove collectively are beneficially owned by The Grande Rousse Trust. Meritus Trust Company Limited replaced Rohan Private Trust Company Limited as trustee of The Grande Rousse Trust on December 21, 2017.

(4)

Comprised of 8,846,692 Class A voting shares, of which 3,717,970 Class A voting shares, to which Montel would be entitled upon conversion of the Class B multiple voting shares held by Montel and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.

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

As of May 31, 2019, there were a total of 174 holders of record of our Class A voting shares, of which 128 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 74% of our outstanding Class A voting shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees. None of our Class B multiple voting shares are held in the United States. Each Class B multiple voting share entitles the holder to ten (10) votes at all meetings of our shareholders (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of our restated articles or the Canada Business Corporations Act).

RELATED PARTY TRANSACTIONS

Management Consulting Services Agreement

Effective January 1, 2016, the Company entered into a management consulting services agreement with Gestofi S.A. (“Gestofi”), all in accordance with the Company’s Code of Conduct relating to related party transactions. Under the management consulting services agreement, Gestofi provides the Company with services related to the obtaining of financing, mergers and acquisitions, international expansion projects, and such other services as the Company may request. Under the agreement, The Company paid an annual retainer of €140,000 (approximately $202,000 in Canadian dollars). The original term of the agreement was until December 31, 2016 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In November 2018, the agreement was renewed on the same terms and conditions except that the retainer was reduced to €40,000 (approximately $61,000 in Canadian dollars). In fiscal 2019, 2018, and 2017, the Company incurred expenses of €40,000, €115,000 and €140,000 (approximately $61,000, $173,000 and $202,000 in Canadian dollars) respectively under this agreement to Gestofi. In March 2019, the agreement was amended to (i) eliminate the yearly retainer and reimburse only the out-of-pocket expenses related to the services, and (ii) allow for a success fee to be mutually agreed upon between the Company and Gestofi in the event that financing or a capital raise is achieved.

Cash Advance Agreements

The Company has a cash advance outstanding from the Company’s controlling shareholder, Montel (formerly Montrovest), of USD$1.5 million (approximately $2 million in Canadian dollars) originally received in May 2009 from Montrovest. This cash advance was provided to the Company by Montrovest to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s Credit Facility and Term Loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s Credit Facility permit such a payment. At March 30, 2019 and March 31, 2018, advances payable to Montel amounted to USD$1.5 million (approximately $2.0 million in Canadian dollars).

On July 28, 2017, the Company received a USD$2.5 million (approximately $3.3 million in Canadian dollars) loan from Montrovest, to finance its working capital needs. The loan bears interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is due and payable in two equal payments of USD$1.25 million (approximately $1.55 million in Canadian dollars) in each of July 2018 and July 2019. During fiscal year 2019, USD$1.25 million (approximately $1.55 million in Canadian dollars) was repaid. The Company obtained a one year moratorium on principal repayments and as such the loan will become due in July 2020. At March 30, 2019 and March 31, 2018, loans payable to Montel amounted to USD$1.25 million and USD$2.5 million (approximately $1.7 million and $3.2 million in Canadian dollars) respectively.

Due to the Montrovest Merger, Montrovest’s separate legal existence ceased and as a result of such merger, all of the shares previously held by Montrovest are now held by Montel.

Consulting Services Agreement

On June 30, 2009, our Company’s Board of Directors approved our Company entering into a consulting services agreement with Gestofi in accordance with our Company’s Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi di Montelera as the employee of Gestofi responsible for providing the consulting services. The consulting services relate to providing advice and assistance in (i) new product development and product brand collection assortment, (ii) strategic and business development projects and financial matters, (iii) the implementation of the Company’s strategy and planning, and (iv) such other services reasonably requested by our Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The initial one-year term of the agreement began on August 1, 2009 and the agreement may be renewed for additional one-year terms. The agreement has been renewed yearly. The Consulting Services prior to June 2014, were provided to us for a fee of approximately $13,700 per month less any applicable taxes plus out of pocket expenses. In June 2014, upon the renewal of the agreement for an additional one-year term, the monthly fee changed to 13,000 Swiss francs (CAD$15,560). On August 1, 2015, an amended and restated consulting agreement was entered into on substantially the same terms and conditions until July 31, 2016. In June 2016, the agreement was renewed for an additional one-year term. In addition, in February 2015, our Board of Directors approved the payment of an annual fee of $12,500 in U.S dollars (approximately CAD$15,625) to Gestofi for services it provided in connection with the issuance and maintenance of a letter of credit for our benefit. The agreement as it relates to the Consulting Services provided by Mr. Niccolò Rossi di Montelera was terminated effective December 31, 2016. Mr. Niccolò Rossi di Montelera is a member of the Company’s Board of Directors and is the son of Dr. Rossi di Montelera, the Company’s former Chairman and a director and chairman of the board of Gestofi.

Reimbursement Letter Agreement

In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl, of certain expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s then Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s Chairman of the Executive Committee and the Company’s current Executive Chairman of the Board, for the work performed on behalf of the Company, up to a yearly maximum of US$260,000 (approximately $340,000 in Canadian dollars). The yearly maximum was reduced to US$130,000 (approximately $170,000 in Canadian dollars). This agreement has been renewed annually and was renewed in March 2019 for an additional one-year term, except that the only services being reimbursed are for administrative support and analytical services costs. During fiscal 2019, 2018, and 2017, the Company incurred expenses of USD$127,000, USD$245,000, and USD$177,000 (approximately $167,000, $315,000 and $234,000 in Canadian dollars) respectively to Regaluxe Srl under this agreement.

Distribution Agreement

In April 2011, our corporate governance and nominating committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe Srl. Under the agreement, Regaluxe Srl is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on April 1, 2011. Under this agreement, the Company pays Regaluxe Srl a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe Srl less a discount factor of 3.5%. The agreement’s initial term was until March 31, 2012, and may be renewed by mutual agreement for additional one year terms. This agreement has been renewed annually and in March 2019, the agreement was renewed for an additional one-year term. During fiscal year 2019, fiscal 2018 and fiscal 2017, the Company did not make any payments to Regaluxe Srl under this agreement.

Advisory Consulting Services Agreement

On November 15, 2016, the Company’s Board of Directors approved entering into a consulting services agreement with Gestofi effective January 1, 2017. Under the agreement, Dr. Lorenzo Rossi di Montelera is providing advice and assistance on strategic and development projects and financial matters for a total fee of $50,000 in U.S dollars (approximately CAD$65,000) during the period from January to September 2017. In fiscal 2018, the Company paid US$33,333 (approximately CAD$43,000) in relation to this agreement. In fiscal 2017, the Company paid US$16,667 (approximately CAD$22,000) in relation to this agreement.

Consulting Agreement

On March 28, 2018, the Company’s Board of Directors approved the Company’s entry into a consulting services agreement with Carlo Coda Nunziante effective April 1, 2018. Under the agreement, Carlo Coda Nunziante, the Company’s former Vice President, Strategy, is providing advice and assistance on the Company’s strategic planning and business strategies for a total annual fee, including reimbursement of out-of-pocket expenses of €146,801 (approximately $222,000 in Canadian dollars), net of applicable taxes. In fiscal 2019, the Company incurred charges of €153,000 (approximately $231,000 in Canadian dollars), including applicable taxes. This agreement has been renewed in March 2019 for an additional one-year term upon the same terms and conditions.

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

On September 24, 2014, at our Annual Meeting of Shareholders, our shareholders approved articles of amendment to our Restated Articles of Incorporation to allow our board of directors, at any time and from time to time, to issue preferred shares for an aggregate consideration to be received by the Company of up to five million Canadian dollars ($5,000,000) which shall be subject to a 5% dividend limitation as contained in the Restated Articles of Incorporation. A copy of the articles of amendment is filed with our Annual Report on Form 20-F filed with the SEC on June 26, 2015.

MATERIAL CONTRACTS

We have not entered into any material contract other than in the ordinary course of business and other than those described below or in Items 4, 5, 7 and 19 of this Annual Report on Form 20-F.

Employment Agreements

Jean-Christophe Bédos

On January 4, 2012, we entered into an employment agreement, or the “Agreement”, with Jean-Christophe Bédos, who became the President & Chief Executive Officer effective April 1, 2012, and prior to that was our Chief Operating Officer. The Agreement provides Mr. Bédos with a base salary of $700,000 an annual cash bonus set at a minimum of $282,500 for fiscal year ended March 30, 2013, of which $141,250 was paid during fiscal 2012 and $141,250 was paid in fiscal 2014, an annual target cash bonus of 85% of base salary based on achievement of a targeted level of performance and performance criteria set by the Company, an option to purchase 150,000 shares of the Company’s Class A voting shares which vested over three years and other health and retirement benefits. Mr. Bédos’ base salary was increased to $730,000, and $750,000, effective October 1, 2015 and November 1, 2016, respectively. If Mr. Bédos is terminated without “cause” or resigns for “good reason,” as these terms are defined in the Agreement, the Agreement provides that Mr. Bédos will receive (i) any earned and accrued but unpaid base salary, (ii) up to 12 months of salary in lieu of further salary or severance payments, which may be increased by one additional month after five years of service for each additional year of service thereafter, up to a maximum of eighteen months after ten years of service, (iii) certain health benefits for the period that the severance will be payable in, and (iv) his bonus through the date of termination and up to twelve months average annual cash bonus (based on the average annual cash bonus paid to him over the previous three fiscal years). Mr. Bédos is prohibited from competing with us during his employment and for a period of twelve-months thereafter.

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

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowing under the credit facility and the term loan from Crystal Financial and the loans from Investissement Québec bear interest at floating rates, which are based on LIBOR, CDOR or prime plus a fixed additional interest rate. As of March 30, 2019, we have not hedged these interest rate risks. As of March 30, 2019, we had approximately $59.6 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.6 million.

Currency Risk

The Company has changed its reporting currency in fiscal 2019 from U.S. dollars to Canadian dollars for the period commencing April 1, 2018 in order to better reflect the fact that subsequent to the Company’s divestiture of its former wholly-owned subsidiary, Mayor’s Jewelers Inc. on October 23, 2017, its business is primarily conducted in Canada, and a substantial portion of its revenues, expenses, assets, and liabilities are denominated in $CAD. The Company’s functional currency remains $CAD.

To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of March 30, 2019, we had not hedged these foreign exchange rate risks. As of March 30, 2019, we had approximately $8.8 million of net liabilities subject to foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 100 basis point strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 30, 2019, our earnings would have increased or decreased, respectively, by approximately $0.1 million. This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 30, 2019, our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the U.S. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of March 30, 2019, our internal control over financial reporting was effective.

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

Item 16B. Code of Ethics

We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies our Chief Executive Officer, Chief Financial Officer, and Controller. Our code of ethics is available on our website at www.birks.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address. We also have a similar code of ethics that applies to our financial directors. The Company has also adopted a Code of Conduct that applies to all employees of the Company.

Item 16C. Principal Accountant Fees and Services

During fiscal 2019 and fiscal 2018, we retained KPMG LLP, our independent registered public accountant, to provide services in the following categories and amounts:

Audit Fees

The aggregate fees billed by KPMG LLP for professional services rendered for the audit and interim review of our consolidated financial statements was $373,500 in fiscal 2019 and $438,000 in fiscal 2018.

Audit Related Fees

During fiscal 2019 and 2018, KPMG LLP provided audit related services for a total amount of $2,850 and $5,000, respectively.

Tax Fees

During fiscal 2019 and fiscal 2018, KPMG LLP provided tax advisory services for a total amount of $13,450 and $28,000, respectively.

All Other Fees

During fiscal 2019 and fiscal 2018, KPMG LLP provided advisory services for a total amount of $1,500 and $4,000, respectively.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not, nor did any affiliated purchaser, purchase any of our equity securities during fiscal 2019.

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

4.6	Employment Agreement between Miranda Melfi and Birks Group dated February 24, 2006. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.7

Management Consulting Services Agreement between Birks Group Inc. and Gestofi S.A. entered into as of November 20, 2015. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on June 30, 2016.

4.9	Birks Group Inc. 2006 Employee Stock Purchase Plan. Incorporated by reference from Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.10	Birks Group Inc. Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.11	Birks Group Inc. Omnibus Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on August 26, 2016.

4.12	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Carlo Coda-Nunziante. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.13	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Joseph A. Keifer. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.14	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Marco Pasteris. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.15

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

4.18	Form of Stock Appreciation Rights Agreement. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.19

Loan Agreement between Birks Group Inc. and Investissement Québec entered into on September 12, 2013. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 25, 2014.

4.20

Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 25, 2014. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 26, 2015.

4.21

Letter Agreement entered into on August 19, 2015 which amends the loan agreements between Birks Group Inc. and Investissement Québec. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on December 4, 2015.

4.22

Letter Agreement entered into on November 19, 2015 which amends the loan agreements between Birks Group Inc. and Investissement Québec. Incorporated by reference from Birks Group Inc. Form 6-K filed with the SEC on December 4, 2015.

4.23

Letter Agreement between Birks Group Inc. and Investissement Québec dated October 28, 2016 which amends the loan agreement between Birks Group Inc. and Investissement Québec. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on January 24, 2017.

4.24

Amended and Restated Cash Advance Agreement between Birks Group Inc. and Montrovest B.V., dated June 8, 2011. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.25

Master Lease Agreement dated March 15, 2017 among Birks Group Inc., Mayors Jewelers of Florida, Inc. and Onset Financial, Inc. Incorporated by reference from the Birks Group Inc. Form 6-K filing with the SEC on May 12, 2017.

4.26

Letter Agreement between Mayor’s Jewelers and Thomas A. Andruskevich, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.27

Letter Agreement between Mayor’s Jewelers and Filippo Recami, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.28

Letter Agreement between Mayor’s Jewelers and Joseph Keifer, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.29

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

4.32

Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos dated April 18, 2013. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 26, 2015.

4.33

Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos effective October 1, 2015. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on June 30, 2016.

4.34	Employment Agreement between Birks Group Inc. and Pasquale (Pat) Di Lillo, dated October 30, 2014. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on November 11, 2014.

4.35	Canadian Offering Memorandum, dated as of April 27, 2012. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.36	Form of Subscription Rights Certificate. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on May 24, 2012.

4.37	Employment Agreement between Aurelie Pepion and Birks Group Inc., dated as of April 2, 2018. Incorporated by reference from Birks Group Inc. Form 20-F filed with SEC on July 3, 2018.

4.42	Consulting Services Agreement between Carlo Coda Nunziante and Birks Group Inc., dated March 31, 2018. Incorporated by reference from Birks Group Inc. Form 20-F filed with SEC on July 3, 2018.

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

4.45

Amendment No.1 to the Credit Agreement by and among the lenders thereto as lenders, Wells Fargo Canada Corporation as administrative agent, and Birks Group Inc. dated June 29, 2018. Incorporated by reference from Birks Group Inc. Form 20-F filed with SEC on July 3, 2018.

4.46	Credit Agreement by and among Crystal Financial LLC, as Agent, the lenders that are parties thereto as the Lenders, and Birks Group Inc. dated as of June 29, 2018.

4.47	Employment Agreement dated June 29, 2018 entered into between Birks Group Inc. and Maryame El Bouwab. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on July 13, 2018.

8.1*	Subsidiaries of Birks Group Inc.

12.1*	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP.

101.INS*	XBRL Instance Document*

101.SCH*	XBRL Taxonomy Extension Schema Document*

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document*

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BIRKS GROUP INC.

Date: June 21, 2019	/s/ Pasquale (Pat) Di Lillo
Pasquale (Pat) Di Lillo,
Vice President, Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Birks Group Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Birks Group Inc. (the “Company”) as of March 30, 2019 and March 31, 2018, the related consolidated statements of operations, other comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years ended March 30, 2019, March 31, 2018, and March 25, 2017, and the related notes (collectively the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 30, 2019 and March 31, 2018, and the results of its operations and its cash flows for the years ended March 30, 2019, March 31, 2018, and March 25, 2017, in conformity with in United States generally accepted accounting principles.

Change in Accounting Policy

As discussed in Note 1 to the consolidated financial statements, the Company has elected to change its reporting currency from U.S. dollars to Canadian dollars and the change in policy is accounted for retrospectively.

Basis for Opinion

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP*

We have served as the Company’s auditor since 2000.

Montreal, Canada
June 20, 2019

*CPA auditor, CA, public accountancy permit No. A125211	KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG
International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

BIRKS GROUP INC.

Consolidated Balance Sheets

	As of

	March 30, 2019	March 31, 2018*

	(In thousands)

Assets
Current assets:
Cash and cash equivalents	$1,179	$1,005
Accounts receivable and other receivables	3,537	5,845
Inventories	91,541	84,827
Prepaids and other current assets	2,142	4,929

Total current assets	98,399	96,606

Property and equipment	29,727	19,426
Long-term receivables	1,266	365
Intangible assets and other assets	4,403	3,878

Total non-current assets	35,396	23,669

Total assets	$133,795	$120,275

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$47,021	$36,925
Accounts payable	33,264	26,364
Accrued liabilities	9,657	7,496
Current portion of long-term debt	993	3,372

Total current liabilities	90,935	74,157

Long-term debt	16,111	4,838
Other long-term liabilities	12,966	8,803

Total long-term liabilities	29,077	13,641
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,242,911	35,593	35,593
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued	-	-
Additional paid-in capital	19,120	19,042
Accumulated deficit	(98,473)	(79,787)
Accumulated other comprehensive loss	(212)	(126)

Total stockholders’ equity	13,783	32,477

Total liabilities and stockholders’ equity	$133,795	$120,275

(*) Recast (refer to note 1)

See accompanying notes to consolidated financial statements

On behalf of the Board of Directors:

/s/ Jean-Christophe Bédos	/s/ Frank Di Tomaso
Jean-Christophe Bédos, Director	Frank Di Tomaso, Director

BIRKS GROUP INC.

Consolidated Statements of Operations

	Fiscal Year Ended

	March 30, 2019	March 31, 2018*		March 25, 2017*

	(In thousands, except per share amounts)

Net sales	$151,049	$146,608		$152,992
Cost of sales	92,472	90,915		91,460

Gross profit	58,577	55,693		61,532

Selling, general and administrative expenses	67,106	66,754		61,599
Restructuring charges	1,182	894		897
Depreciation and amortization	3,859	3,264		3,428
Impairment of long-lived assets	46	2,788		-

Total operating expenses	72,193	73,700		65,924

Operating loss	(13,616)	(18,007)		(4,392)
Interest and other financial costs	4,689	3,988		4,467

Loss from continuing operations	(18,305)	(21,995)		(8,859)
Income taxes (benefits)	-	-		-

Net loss from continuing operations	(18,305)	(21,995)		(8,859)

Discontinued operations:
(Loss) income from discontinued operations, net of tax	(381)	(1,592)		15,934
Gain on disposal of discontinued operations	-	37,682		-

Net (loss) income from discontinued operations, net of tax	(381)	36,090		15,934

Net (loss) income	$(18,686)	$14,095		$7,075

Weighted average common shares outstanding:
Basic	17,961	17,961		17,961
Diluted	17,961	18,393		18,418

Net (loss) income per common share:
Basic	$(1.04)	$0.7	8	$0.3	9
Diluted	(1.04)	0.7	7	0.3	8

Net (loss) income from continuing operations per common share:
Basic	$(1.02)	$(1.2	2)	$(0.4	9)
Diluted	(1.02)	(1.2	0)	(0.4	8)

(*) Recast (refer to note 1)

See accompanying notes to consolidated financial statements

BIRKS GROUP INC.

Consolidated Statements of Other Comprehensive Income (loss)

	Fiscal Year Ended
	March 30, 2019	March 31, 2018*	March 25, 2017*
	(In thousands)

Net (loss) income	$(18,686)	$14,095	$7,075
Other comprehensive (loss) income:

Foreign currency translation adjustments (1)	(86)	907	10

Total other comprehensive (loss) income	$(18,772)	$15,002	$7,085

(1)	Item that may be reclassified to the Statement of Operations in future periods

(*) Recast (refer to note 1)

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Consolidated Statements of Changes in Stockholders’ Equity

(In thousands of dollars except shares amounts)

	Voting common stock outstanding		Voting common stock		Additional paid-in capital		Accumulated deficit		Accumulated other comprehensive loss		Total

Balance at March 26, 2016*	17,960,881		93,348	$	18,855	$	(100,957)	$	(1,043)	$	10,203
Net income	–		–		–		7,075		–		7,075
Cumulative translation adjustment(1)	–		–		–		–		10		10

Total comprehensive loss	–		–		–		–		–		7,085
Compensation expense resulting from stock options granted to Management	–		–		205		–		–		205

Balance at March 25, 2017*	17,960,881	$	93,348	$	19,060	$	(93,882)	$	(1,033)	$	17,493
Net income	–		–		–		14,095		–		14,095
Cumulative translation adjustment(1)	–		–		–		–		907		907

Total comprehensive income	–		–		–		–		–		15,002
Re-classification to Net income from discontinued operations					(193)						(193)
Compensation expense resulting from stock options granted to Management	–		–		175		–		–		175

Balance at March 31, 2018*	17,960,881	$	93,348	$	19,042	$	(79,787)	$	(126)	$	32,477
Net loss	–		–		–		(18,686)		–		(18,686)
Cumulative translation adjustment(1)	–		–		–		–		(86)		(86)

Total comprehensive loss	–		–		–		–		–		(18,772)
Compensation expense resulting from stock options and stock appreciation rights granted to Management	–		–		78		–		–		78

Balance at March 30, 2019	17,960,881	$	93,348	$	19,120	$	(98,473)	$	(212)	$	13,783

(1)	The change in cumulative translation adjustments is not due to reclassifications out of accumulated other comprehensive income (loss).

(*) Recast (refer to note 1)

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 30, 2019	March 31, 2018*	March 25, 2017*
	(In thousands)

Cash flows (used in) from operating activities:
Net (loss) income attributable to owners of the Company	$(18,686)	$14,095	$7,075
Net (loss) income from discontinued operations	(381)	36,090	15,934

Net (loss) income from continuing operations	(18,305)	(21,995)	(8,859)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	3,859	3,275	3,476
Impairment of long-lived assets	46	2,770	-
Amortization of debt costs	332	298	394
Other operating activities, net	364	(89)	1,043
(Increase) decrease in:
Accounts receivable, other receivables and long-term receivables	1,407	(2,907)	(715)
Inventories	(6,714)	130	1,062
Prepaids and other current assets	2,787	(3,100)	4
Increase (decrease) in:
Accounts payable	5,562	770	(749)
Accrued liabilities and other long-term liabilities	6,322	1,100	(29)

Net cash (used in) provided by operating activities from continuing operations	(4,340)	(19,748)	(4,373)

Net cash (used in) provided by operating activities from discontinued operations	(381)	(18,508)	13,922

	(4,721)	(38,256)	9,549

Cash flows (used in) provided by investing activities:
Additions to property and equipment	(11,580)	(6,538)	(5,745)
Additions to intangible assets and other assets	(2,031)	(2,169)	(16)

Net cash used in investing activities from continuing operations	(13,611)	(8,707)	(5,761)

Net cash (used in) provided by investing activities from discontinued operations	-	137,299	(895)

	(13,611)	128,592	(6,656)

Cash flows provided by (used in) financing activities:
Increase (decrease) in bank indebtedness	10,096	(20,802)	13,647
Increase in long-term debt	12,500	3,830	-
Repayment of long-term debt	(3,121)	(7,396)	(3,316)
Repayment of obligations under capital leases	(269)	(3,782)	(639)
Payment of loan origination fees and costs	(591)	(794)	(486)
Other financing activities	(109)	(182)	(66)
Advance from shareholder	-	3,212	-
Proceeds from capital lease funding	-	3,810	493

Net cash provided by (used in) financing activities from continuing operations	18,506	(22,104)	9,633

Net cash used in financing activities from discontinued operations	-	(69,262)	(13,028)

	18,506	(91,366)	(3,395)

Effect of exchange rate on cash	-	(565)	(8)

Net increase (decrease) in cash and cash equivalents	174	(1,595)	(510)
Cash and cash equivalents, beginning of year	1,005	2,600	3,110

Cash and cash equivalents, end of year	$1,179	$1,005	$2,600

Supplemental disclosure of cash flow information:
Interest paid	$3,654	$4,604	$4,501
Non-cash transactions:
Property and equipment additions acquired through capital leases	$-	$1,398	$492
Property and equipment and intangible assets additions included in accounts payable and accrued liabilities	$4,300	$3,133	$1,342

(*)	Recast (refer to note 1)

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

Birks Group Inc. (“Birks Group” or “Birks” or “the Company”) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the design and retail sale of prestige jewelry, timepieces and giftware. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal year ended March 30, 2019 includes 52 weeks. The fiscal years ended March 31, 2018 and March 25, 2017, include 53 and 52 weeks, respectively.

1.    Basis of presentation:

These consolidated financial statements, which include the accounts of Birks Group Inc. for all periods presented and with its former wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”) for the fiscal years ended March 31, 2018 and March 25, 2017, are reported in accordance with accounting principles generally accepted in the U.S. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes.

The most significant estimates and judgments include the assessment of the going concern assumption, the valuation of inventories, accounts receivable, deferred tax assets, and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. All significant intercompany accounts and transactions have been eliminated upon consolidation. During the year, the Company made a non-material correction to comparative information to classify assets from accounts receivable and other receivables to long-term receivables that had a net book value of $0.4 million.

The Company changed its reporting currency in the first half of fiscal 2019 from U.S. dollars (USD) to Canadian dollars (CAD) for the period commencing April 1, 2018, in order to better reflect the fact that subsequent to the Company’s divesture of Mayors on October 23, 2017, its business is primarily conducted in Canada, a substantial portion of its revenues, expenses, assets and liabilities are denominated in CAD, and its functional currency remains CAD. The change in reporting currency is a voluntary change and is accounted for retrospectively. All prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency. The consolidated financial statements for comparative periods have been recast to CAD using the procedures outlined below:

1. Statements of Operations, Comprehensive (Loss) Income, Cash Flows and Earnings per share have been translated into CAD using monthly average foreign currency rates prevailing for the relevant period.

2. Assets and liabilities in the Balance Sheet have been translated into CAD at the closing foreign currency rates on the relevant balance sheet dates.

3. The shareholder’s equity section of the Balance Sheet, including accumulated other comprehensive income (loss), cumulative translation adjustments, retained earnings (deficit), additional paid-in capital and share capital has been translated into CAD using historical rates.

On August 11, 2017, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Aurum Holdings Ltd., a company incorporated under the laws of England and Wales, which assigned its rights and obligations under the Stock Purchase Agreement to Aurum Group USA, Inc., a Delaware corporation (now known as Watches of Switzerland) (“Aurum”) to sell its wholly-owned subsidiary, Mayors, which operated in Florida and Georgia and was engaged primarily in luxury timepieces and jewelry retail activities.

The sale was completed on October 23, 2017 for total consideration of $135.0 million (USD $106.8 million). The activities of Mayors have been segregated and classified as discontinued operations in the consolidated statement of operations and cash flows for all periods presented. This is further described in note 17.

Future operations

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company funds its operations primarily through committed financing under its senior secured credit facility and its senior secured term loan described in Note 6. The senior secured credit facility along with the senior secured term loan are used to finance working capital, finance capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes.

For fiscal 2019, the Company reported a net loss from continuing operations of $18.3 million (consolidated net loss of $18.7 million). The Company reported a net loss from continuing operations of $22.0 million (consolidated net income of $14.1 million) and a net loss from continuing operations of $8.9 million (consolidated net income of $7.1 million) for fiscal 2018 and fiscal 2017, respectively. The Company used cash in operating activities from continuing operations of $4.3 million, $19.7 million and $4.4 million for fiscal 2019, 2018 and 2017, respectively.

The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations and/or continued adherence to the terms of its committed financings and maintenance of sufficient availability of funding under its senior secured credit facility and senior secured term loan. The sole financial covenant which the Company is required to adhere to under both its senior secured credit facility and its senior secured term loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the senior secured credit facility and under the senior secured term loan, that could result in the outstanding balances borrowed under the Company’s senior secured credit facility and senior secured term loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s senior secured revolving credit facility and the senior secured term loan are subject to cross default provisions with all other loans pursuant to which the Company is in default of any other loan, the Company will immediately be in default of both the senior secured revolving credit facility and the senior secured term loan. The Company met its excess availability requirement as of and throughout the year ended March 30, 2019 and as of the date the financial statements were authorized for issuance. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of these financial statements.

The Company’s ability to make scheduled payments of principal, or to pay interest, or to fund planned capital expenditures and store operations will also depend on its ability to maintain adequate levels of available borrowing and its future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

The Company continues to be actively engaged in identifying alternative sources of financing that include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from government sources. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations. Financing may be unavailable in amounts or on terms acceptable to the Company or at all, which may have a material adverse impact on its business, including its ability to continue as a going concern.

Notwithstanding, the Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months.

2.	Significant accounting policies:

(a)	Revenue recognition:

Sales are recognized at the point of sale when merchandise is picked up by the customer or delivered to a customer. Sales to our wholesale customers are recognized upon transfer of control, which occurs upon receipt by the customer. Shipping and handling fees billed to customers are included in net sales.

Revenues for gift certificate sales and store credits are recognized upon redemption. Prior to recognition as a sale, gift certificates are recorded as accounts payable on the balance sheet. Based on historical redemption rates, the Company estimates the portion of outstanding gift certificates (not subject to unclaimed property laws) that will ultimately not be redeemed and records this amount as breakage income. The Company recognizes such breakage income in proportion to redemption rates of the overall population of gift certificates and store credits. Gift certificates and store credits outstanding and subject to unclaimed property laws are maintained as accrued liabilities until remitted in accordance with local ordinances.

Sales of consignment merchandise are recognized at such time as the merchandise is sold, and are recorded on a gross basis because the Company is the primary obligor of the transaction, has general latitude on setting the price, has discretion as to the suppliers, is involved in the selection of the product and has inventory loss risk.

Sales are reported net of returns and sales taxes. The Company generally gives its customers the right to return merchandise purchased by them within 10 to 90 days, depending on the product sold and records a provision at the time of sale for the effect of the estimated returns which is determined based on historical experience.

Revenues for repair services are recognized when the service is delivered to and accepted by the customer.

Licensing fees are recognized when the product is delivered to and accepted by the customer.

(b)	Cost of sales:

Cost of sales includes direct inbound freight and duties, direct labor related to repair services, design and creative (labor and overhead) inventory shrink, inventory thefts, and boxes (jewelry, watch and giftware). Indirect freight including inter-store transfers, purchasing and receiving costs, distribution costs and warehousing costs are included in selling, general and administrative expenses. Purchase discounts are recorded as a reduction of inventory cost and are recorded to cost of sales as the items are sold. Mark down dollars received from vendors are recorded as a reduction of inventory costs to the specific items to which they apply and are recognized in cost of sales once the items are sold.

(c)	Cash and cash equivalents:

The Company utilizes a cash management system under which a book cash overdraft may exist in its primary disbursement account. These overdrafts, when applicable, represent uncleared checks in excess of cash balance in the bank account at the end of a reporting period and have been reclassified to accounts payable on the consolidated balance sheets.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $1.0 million at March 30, 2019 and March 31, 2018, respectively.

(d)	Accounts receivable:

Accounts receivable arise primarily from customers’ use of our private label and proprietary credit cards and wholesale sales. Several installment sales plans are offered to our private label credit card holders and proprietary credit card holders which vary as to repayment terms and finance charges. Finance charges on the Company’s consumer credit receivables, when applicable, accrue at rates ranging from 0% to 9.99% per annum for financing plans. The Company maintains allowances for doubtful accounts associated with the accounts receivable recorded on the balance sheet for estimated losses resulting from the inability of its customers to make required payments. The allowance is determined based on a combination of factors including, but not limited to, the length of time that the receivables are past due, the Company’s knowledge of the customer, economic and market conditions and historical write-off experiences. The Company classifies a receivable account as past due if a required payment amount has not been received within the allotted time frame (generally 30 days), after which internal collection efforts commence. Once all internal collection efforts have been exhausted and management has reviewed the account, the account is put on nonaccrual status and may be sent for external collection or legal action. Upon the suspension of the accrual of interest, interest income is recognized to the extent cash payments received exceed the balance of the principal amount owed on the account. After all collection efforts have been exhausted, including internal and external collection efforts, an account is written off.

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

Finished goods inventories and inventories of raw materials are valued at the lower of average cost (which includes material, labor and overhead costs) or market. The Company records provisions for lower of cost or market, damaged goods, and slow-moving inventory. The cost of inbound freight and duties are included in the carrying value of the inventories.

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

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

(f)	Property and equipment:

Property and equipment are recorded at cost less any impairment charges. Maintenance and repair costs are charged to selling, general and administrative expenses as incurred, while expenditures for major renewals and improvements are capitalized. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the assets as follows:

Asset	Period

Leasehold improvements	Lesser of term of the lease or the economic life
Software and electronic equipment	1 - 6 years
Furniture and fixtures	5 - 8 years
Equipment	3 - 8 years

(g)	Intangible assets and other assets:

Eligible costs incurred during the development stage of information systems projects are capitalized and amortized over the estimated useful life of the related project and presented as part of intangible assets and other assets on the Company’s balance sheet. Eligible costs include those related to the purchase, development, and installation of the related software.

Intangible assets and other assets also consist of trademarks and tradenames, which are amortized using the straight-line method over a period of 15 to 20 years. The Company had $5.2 million and $4.6 million of intangible assets at cost as at March 30, 2019 and March 31, 2018, respectively. The Company had $0.8 million and $0.7 million of accumulated amortization of intangibles at March 30, 2019 and March 31, 2018, respectively.

(h)	Deferred financing costs:

The Company amortizes deferred financing costs incurred in connection with its financing agreements using the effective interest method over the term of the related financing. Such deferred costs are presented as a reduction to bank indebtedness and long-term debt in the accompanying consolidated balance sheets.

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

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Foreign exchange gains (losses) of ($0.1) million, $0.3 million, and ($0.2) million were recorded in cost of goods sold for the years ended March 30, 2019, March 31, 2018, and March 25, 2017 , respectively and ($0.3) million, $0.1 million, and $0.1 million of gains (losses) on foreign exchange were recorded in interest and other financial costs related to U.S. dollar denominated debts for the years ended March 30, 2019, March 31, 2018, and March 25, 2017 , respectively.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

(l)	Impairment of long-lived assets:

The Company periodically reviews the estimated useful lives of its depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition is less than its carrying value. Measurement of an impairment loss for such long-lived assets would be based on the difference between the carrying value and the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The Company recorded non-cash impairment charges on long-lived assets of $0.1 million and $2.8 million during the fiscal years 2019 and 2018, respectively. In fiscal 2019, these charges were related to the leasehold improvements at a retail location due to its projected operating performance. In fiscal 2018, these charges were related to the leasehold improvements at a retail location due to its projected operating performance and certain software costs associated with a decision to modify and delay the scope of the implementation of the Company’s new ERP system. No impairment charges were recorded in fiscal 2017.

(m)	Advertising and marketing costs:

Advertising and marketing costs are generally charged to expense as incurred and are included in selling, general and administrative expenses in the consolidated statements of operations. However, certain expenses such as those related to catalogs are expensed at the time such catalogs are shipped to recipients. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses, and amounted to $1.0 million, $1.1 million and $1.1 million for each of the years ended March 30, 2019, March 31, 2018, and March 25, 2017, respectively. Advertising and marketing expense, net of vendor cooperative advertising allowances, amounted to $8.7 million, $9.5 million, and $7.3 million in the years ended March 30, 2019, March 31, 2018, and March 25, 2017, respectively.

(n)	Restructuring charges:

In fiscal 2019 and fiscal 2018, restructuring charges of $1.2 million and $0.9 million respectively, were primarily associated with severance as the Company eliminated certain head office positions to further increase efficiency and to align corporate functions with its strategic direction following the Aurum Transaction. In fiscal 2017, restructuring charges consisted of exit costs and other costs associated with the reorganization of the Company’s operations to achieve operational efficiencies, including the consolidation of most of the Company’s administrative workforce from its former regional office in Florida to its Montreal corporate head office. Costs associated with restructuring activities are recorded when the liability is incurred or when such costs are deemed probable and estimable and represent the Company’s best estimate. Restructuring charges of $0.8 million were recorded within accrued expenses in the consolidated balance sheet as of March 30, 2019.

(o)	Pre-opening expenses:

Pre-opening expenses related to the opening of new and relocated stores are expensed in the period incurred.

(p)	Operating leases:

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

The Company’s operating leases include its office space, distribution facilities and retail store locations. Rent expense is recorded on a straight-line basis, which takes into effect any rent escalations, rent holidays and fixturing periods. Lessor incentive amounts on operating leases are deferred and amortized as a reduction of rent expense over the term of the lease. Deferred operating lease liabilities amounted to $10.2 million at March 30, 2019 ($6.2 million at March 31, 2018) presented as other long term liabilities. Lease terms are from the inception of the fixturing period until the end of the initial lease term and generally exclude renewal periods. However, renewal periods would be included in instances in which the exercise of the renewal period option would be reasonably assured and failure to exercise such option would result in an economic penalty. Contingent rent payments vary by lease, are based on a percentage of revenue above a predetermined sales level and are expensed when it becomes probable the sales levels will be achieved. This level is different for each location and includes and excludes various types of sales.

In December 2000, the Company entered into a capital lease agreement for its Montreal head office and store pursuant to which the Company sold and leased back the building, including the Montreal flagship store, for a term of 20 years ending December 11, 2020. The net annual rent rate was $2.2 million for the period that ended on December 11, 2016. On November 1, 2016, the Company entered into an agreement with the new owner of the building to terminate the then existing lease agreement for the building in advance of its expiry date in December 2020 and to lease the premise for the Company’s Montreal flagship store at its current location, which is an operating lease. As a result, a capital lease asset was of $8.7 million and a capital lease obligation of $11.6 million at November 1, 2016 were derecognized and a non-cash gain of $2.9 million (included as part of other long-term liabilities) is being deferred and amortized over the term of the new lease of the flagship store. As of March 30, 2019, a deferred non-cash gain of $2.3 million remains on the balance sheet and is included as part of other long-term liabilities.

(q)	Earnings per common share:

Basic earnings per share (“EPS”) is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the dilutive effect of the assumed exercise of stock options and warrants.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

The following table sets forth the computation of basic and diluted earnings per common share for the years ended March 30, 2019, March 31, 2018, and March 25, 2017:

	Fiscal Year Ended
	March 30, 2019	March 30, 2018*	March 25, 2017*
	(In thousands, except per share data)
Basic (loss) income per common share computation:
Numerator:
Net (loss) income	$(18,686)	$14,095	$7,075
Denominator:
Weighted-average common shares outstanding	17,961	17,961	17,961
Income per common share	$(1.04)	$0.78	$0.39
Diluted (loss) income per common share computation:
Numerator:
Net (loss) income	$(18,686)	$14,095	$7,075
Denominator:
Weighted-average common shares outstanding	17,961	17,961	17,961
Dilutive effect of stock options and warrants	-	432	457

Weighted-average common shares outstanding – diluted	17,961	18,393	18,418
Diluted (loss) income per common share	$(1.04)	$0.77	$0.38

(*) Recast (refer to note 1)

The following table sets forth the computation of basic and diluted earnings from continuing operations per common share for the years ended March 30, 2019, March 31, 2018, and March 25, 2017:

	Fiscal Year Ended
	March 30, 2019	March 30, 2018*	March 25, 2017*
	(In thousands, except per share data)
Basic loss come from continuing operations per common share computation:
Numerator:
Net loss from continuing operations	$(18,305)	$(21,995)	$(8,859)
Denominator:
Weighted-average common shares outstanding	17,961	17,961	17,961
Loss per common share	$(1.02)	$(1.22)	$(0.49)
Diluted income per common share computation:
Numerator:
Net loss	$(18,305)	$(21,995)	$(8,859)

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

Denominator:
Weighted-average common shares outstanding	17,961	17,961	17,961
Dilutive effect of stock options and warrants	-	432	457

Weighted-average common shares outstanding – diluted	17,961	18,393	18,418
Diluted loss per common share	$(1.02)	$(1.20)	$(0.48)

(*) Recast (refer to note 1)

For the year ended March 30, 2019, the effect from the assumed exercise of 288,000 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended March 31, 2018, the effect from the assumed exercise of 381,487 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended March 25, 2017, the effect from the assumed exercise of 417,377 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect.

(r)	Commodity and currency risk:

The Company has exposure to market risk related to gold, silver, platinum and diamond purchases and foreign exchange risk. The Company may periodically enter into gold futures contracts to economically hedge a portion of these risks. During the years ended and as of March 30, 2019 and March 31, 2018, there were no such contracts outstanding.

(s)	Recent Accounting Pronouncements adopted during the year:

In May 2014, the FASB issued ASU 2014-09 - Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. The core principle of the guidance is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies need to use more judgment and make more estimates than under previous guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The standard permits the use of either the retrospective or modified retrospective method. Under the modified retrospective method, the prior period financial statements presented are not required to be restated. The Company adopted this guidance on April 1, 2018 using the modified retrospective approach.

The impact of the adoption of ASU 2014-09 on the Company’s consolidated financial statements is as follows:

The Company’s revenue is primarily generated from the sale of finished products to customers (primarily through the retail, e-commerce or wholesale channels). The Company’s performance obligations underlying such sales, and the timing of revenue recognition related thereto, remain substantially unchanged following the adoption of this ASU.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

This ASU requires sales returns reserves to be presented on a gross basis on the consolidated balance sheet, with the asset related to merchandise expected to be returned recorded outside of Accounts receivable and other receivables. Prior to the adoption of this ASU, sales returns reserves were recorded on a net basis within Accrued liabilities. The adoption of ASU 2014-09 has no impact on the method of calculating the sales return reserve.

The impact of the adoption of ASU 2014-09 on the Company’s consolidated balance sheet as of March 30, 2019 was as follows:

	March 30, 2019
	As Reported	Balances without adoption of ASC 606	Effect of adoption Increase / (decrease)
	(In thousands)

Prepaids and other current assets	$2,142	$1,907	$235
Accrued liabilities	9,657	9,422	235

There was no significant impact from the adoption of ASU 2014-09 on the Company’s consolidated statement of operations or its consolidated statement of cash flows.

Recent Accounting Pronouncements not yet adopted:

In February 2017, the FASB issued ASU 2017-02 - Leases (Topic 842). The new guidance primarily impacts lessee accounting by requiring the recognition of a right-of-use asset and a corresponding lease liability on the balance sheet for long-term lease agreements. The lease liability will be equal to the present value of all reasonably certain lease payments. The right-of-use asset will be based on the liability, subject to adjustment for initial direct costs. Lease agreements that are 12 months or less are permitted to be excluded from the balance sheet. Leases will be classified as finance or operating, with classification affecting the pattern of expense recognition in the income statement. In general, leases will be amortized on a straight-line basis with the exception of finance lease agreements.

The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018 and can be adopted using a modified retrospective approach, which requires lessees and lessors to recognize and measure all leases within the scope of this ASU using one of the following transition methods: (i) as of the beginning of the earliest comparative period presented in the financial statements, or (ii) as of the beginning of the period in which this ASU is adopted. The Company will adopt the ASU in fiscal 2020 by applying its provisions prospectively and recognizing cumulative-effect adjustments to the opening balance of retained earnings as of March 31, 2019. The standard will have a significant impact on the Company’s consolidated balance sheet due to the recognition of right-of-use assets and lease liabilities for leases currently classified as operating leases with a term over twelve months. The Company has identified all contracts that contain a lease and has assembled the data necessary to calculate the estimated impact on transition. The Company continues to work on identifying potential changes to its business processes and internal controls necessary to meet the reporting and disclosure requirements of this standard.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

The new standard provides a number of practical expedients and accounting policy elections upon transition. The Company will elect the package of practical expedients permitted under the transition guidance, which provides that an entity need not reassess: (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any existing leases. The Company also elected to not reassess lease terms using hindsight and expects to combine lease and non-lease components for new leases subsequent to March 30, 2019.

The Company estimates the following impacts to its consolidated balance sheet as at March 31, 2019:

-	The establishment of a lease liability of approximately $74 million to $82 million;
-	The establishment of a right of use asset of approximately $65 million to $73 million; and
-

The re-classification to opening retained earnings of deferred lease inducements of approximately $7 million and deferred gains on sales-leasebacks of approximately $2 million previously included in other long-term liabilities.

In June 2016, the FASB issued ASU 2016-13 - Financial Instruments – Credit Losses (Topic 326), which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost, the new guidance eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. ASU 2016-13 will affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, and any other financial assets not excluded from the scope that have the contractual right to receive cash. ASU 2016-13 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019. Management continues to evaluate the impact the adoption of this guidance will have on the Company’s financial position and results of operations.

3.	Accounts receivable and other receivables:

Accounts receivable, net of allowance for doubtful accounts, at March 30, 2019 and March 30, 2018 consist of the following:

	As of
	March 30, 2019	March 31, 2018*
	(In thousands)

Customer trade receivables	$1,268	$1,485
Other receivables	2,269	4,360

	$3,537	$5,845

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

Continuity of the allowance for doubtful accounts is as follows (in thousands):

Balance March 26, 2016 *	$	220
Additional Provisions recorded		81
Net Write offs		(15)

Balance March 25, 2017 *		286
Additional Provisions recorded		227

Balance March 31, 2018 *		513
Additional Provisions recorded		170
Net Write offs		(249)

Balance March 30, 2019	$	434

Other receivables mainly relate to receivables from wholesale revenue and tenant allowances receivable from certain landlords.

Certain sales plans relating to customers’ use of Birks credit cards provide for revolving lines of credit and /or instalment plans under which the payment terms exceed one year. The receivables repayable within a timeframe exceeding one year included under such plans, amounted to approximately $1.3 million and $0.4 million at March 30, 2019 and March 31, 2018, respectively, which are not included in customer trade receivables outlined above, and are included in long-term receivables on the Company’s balance sheet.

(*) Recast (refer to note 1)

4.	Inventories:

Inventories, net of obsolescence reserve, are summarized as follows:

	As of
	March 30, 2019	March 30, 2018*
	(In thousands)

Raw materials and work in progress	$2,064	$3,843
Finished goods	89,477	80,984

	$91,541	$84,827

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

Continuity of the obsolescence reserve for inventory is as follows (in thousands):

Balance March 26, 2016*	2,217
Additional charges	397
Deductions	(833)

Balance March 25, 2017*	1,781
Additional charges	763
Deductions	(625)

Balance March 31, 2018*	1,919
Additional charges	647
Deductions	(671)

Balance March 30, 2019	1,895

(*) Recast (refer to note 1)

5.	Property and equipment:

The components of property and equipment are as follows:

	As of
	March 30, 2019	March 31, 2018 *
	(In thousands)
Leasehold improvements	33,745	31,056
Furniture, fixtures and equipment	13,269	7,185
Software and electronic equipment	12,378	12,804

	59,392	51,045
Accumulated depreciation and impairment charges	(29,665)	(31,619)

	$29,727	$19,426

The Company wrote off $5.8 million of gross fixed assets that were fully amortized during the year ended March 30, 2019 (March 30, 2018 - $9.7 million), mostly related to leasehold improvements. Property and equipment, having a cost of $1.1 million and a net book value of $0.7 million at March 30, 2019, and a cost of $1.1 million and a net book value of $0.9 million at March 31, 2018, are under capital leasing arrangements.

(*) Recast (refer to note 1)

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

6.	Bank indebtedness:

As of March 30, 2019, and March 31, 2018, bank indebtedness consisted solely of amounts owing under the Company’s senior secured credit facility (defined below), which had an outstanding balance of $47.0 million ($47.6 million net of $0.6 million of deferred financing costs) and $36.9 million ($37.6 million net of $0.7 million of deferred financing costs), respectively. The Company’s senior secured credit facility is collateralized by substantially all of the Company’s assets. The Company’s excess borrowing capacity was $14.4 million as of March 30, 2019 and $19.9 million as of March 31, 2018. The Company met its excess availability requirements throughout fiscal 2019, and as of the date of this financial statement.

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its $85.0 million senior secured credit facility which was entered into with Wells Fargo Canada Corporation on October 23, 2017 in connection with the closing of the Aurum Transaction. The senior secured credit facility, which matures in October 2022, also provides the Company with an accordion option to increase the total commitments thereunder by up to $13.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The senior secured credit facility bears interest at a rate of CDOR plus a spread ranging from 1.5% - 3.0% depending on the Company’s excess availability levels. Under the senior secured credit facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout the fiscal year ended March 30, 2019.

On June 29, 2018, the Company secured a $12.5 million senior secured term loan with Crystal Financial LLC (“Crystal”). The senior secured term loan, which matures in October 2022, is subordinated in lien priority to the Company’s senior secured credit facility and bears interest at a rate of CDOR plus 8.25%. Under the senior secured term loan, the Company is required to adhere to the same financial covenant as under the senior secured credit facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the senior secured term loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $9.5 million and from January 21st to February 20th of each year of $4.5 million. The long term senior secured term loan is required to be repaid upon maturity.

The Company’s borrowing capacity under both its senior secured credit facility and its senior secured term loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

Both the Company’s senior secured credit facility and its senior secured term loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its senior secured credit facility and its senior secured term loan. In the event that excess availability falls below $8.5 million for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Company’s senior secured credit facility and its senior secured term loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s senior secured credit facility and its senior secured term loan become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have excess availability of at least $8.5 million for at least the next twelve months.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

The Company’s senior secured credit facility and its senior secured term loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations; the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or ii) maintain excess availably of at least 25% of the line cap and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Company’s secured credit facility and its senior secured term loan provide that no financial covenants are required to be met other than already described.

The Company’s lenders under its senior secured credit facility and its senior secured term loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operations of its business, ii) cover any deterioration in the value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal year 2019 by the Company’s lenders.

The information concerning the Company’s bank indebtedness is as follows:

	Fiscal Year Ended
	March 30, 2019	March 31, 2018*
	(In thousands)

Maximum borrowing outstanding during the year	$55,596	$60,710
Average outstanding balance during the year	$44,772	$45,588
Weighted average interest rate for the year	3.9%	3.3%
Effective interest rate at year-end	4.2%	3.4%

(*) Recast (refer to note 1)

As security for the bank indebtedness, the Company has provided some of its lenders the following: (i) general assignment of all accounts receivable, other receivables and trademarks; (ii) general security agreements on all of the Company’s assets; (iii) insurance on physical assets in a minimum amount equivalent to the indebtedness, assigned to the lenders; (iv) a mortgage on moveable property (general) under the Civil Code (Québec) of $200.0 million; (v) lien on machinery, equipment and molds and dies; and (vi) a pledge of trademarks and stock of the Company’s subsidiaries.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

7.	Long-term debt:

(a)	Long-term debt consists of the following:

	As of
	March 30, 2019	March 31, 2018*
	(In thousands)
Term loan from Crystal Financial LLC, bearing interest at an annual rate of CDOR plus 8.25%, repayable at maturity in October 2022, secured by the assets of the Company (net of deferred financing costs of $378,000). Refer to note 6 for additional information	12,122	—

USD $1.5 million cash advance owing to the Company’s controlling shareholder, Montel, bearing interest at an annual rate of 11%, net of withholding taxes (note 15(c))	2,005	1,934
USD $2.5 million loan owing to the Company’s controlling shareholder, Montel, bearing interest at an annual rate of 11%, net of withholding taxes (note 15(c))	1,670	3,223

$5 million term loan from Investissement Quebec, bearing interest at an annual rate of Canadian prime plus 7.0% and secured by the assets of the Company. The outstanding balance as at March 30, 2019 has been repaid on June 5, 2019, and as such has been presented as short-term liabilities within current portion of long-term debt on the Company’s balance sheet.	578	1,553
$2 million term loan from Investissement Québec, bearing interest at an annual rate of Canadian prime plus 10% and secured by the assets of the Company. The outstanding balance as at March 30, 2019 has been repaid on June 5, 2019, and as such has been presented as short-term liabilities within current portion of long-term debt on the Company’s balance sheet.	253	755

Obligations under capital leases, at annual interest rates between 3.6% and 25.8%, secured by leasehold improvements, furniture, and equipment, maturing at various dates to March 2023.	476	745

	17,104	8,210

Current portion of long-term debt	993	3,372

	$16,111	$4,838

(*) Recast (refer to note 1)

The term loans with Investissement Québec required the Company on an annual basis to have a working capital ratio of at least 1.15. On May 21, 2019, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio for fiscal 2019. The Company was in compliance with the working capital ratio as at March 31, 2018.

(b)	Future minimum lease payments for capital leases required in the following five years and thereafter are as follows (in thousands):

Year ending March:
2020	$202
2021	158
2022	137
2023	78
Thereafter	-

575

Less imputed interest	99

$476

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

(c)	Principal payments on long-term debt required in the following five years and thereafter, including obligations under capital leases, are as follows (in thousands):

Year ending March:
2020	$993
2021	1,421
2022	118
2023	12,567
Thereafter	2,005

$17,104

(d)	As of March 30, 2019 and March 31, 2018, the Company had $1.0 million of outstanding letters of credit which were provided to certain lenders.

8.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:

(i)

The Company can issue stock options, SARs, deferred share units and restricted stock units to executive management, key employees and directors under the following stock-based compensation plans. The Company’s stock trades on the NYSE American and is valued in USD, as such all prices in this note will be denominated in USD.

The Company has a Long-Term Incentive Plan under which awards may be made in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of the Company. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The Long-Term Incentive Plan provided for the grant of units and performance units or share awards. As of March 30, 2019, there were 110,000 cash-based stock appreciation rights that were exercisable under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $1.10.

As of March 30, 2019, there were stock options to purchase 570,000 Class A voting shares outstanding under the Long-Term Incentive Plan. During fiscal 2019, 2018 and 2017 no stock options were issued under the Long-Term Incentive Plan. As of March 30, 2019, 100% of the outstanding stock options were fully vested, accordingly unrecognized compensation relating to these options are nil. Total compensation cost for options recognized in expenses was $10,000, $50,000 and $120,000 during fiscal 2019, 2018, and 2017, respectively. This plan expired in February 2016 and no further awards will be granted under this plan. However, the Long-Term Incentive Plan will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Further to the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. A total of 1,000,000 shares of the Company’s Class A voting shares are reserved for issuance under the Omnibus LTIP. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of March 30, 2019, there were stock options to purchase 168,000 Class A voting shares outstanding under the Omnibus LTIP, all of which were issued during fiscal 2017, with a three year vesting period, with an average exercise price of $1.43 and an expiration date of 10 years after the grant date. The weighted-average grant-date fair value of the options granted during fiscal 2017 was $1.34. The fair value of the issued options in fiscal 2017 was calculated as of the date of their grant, using the Black-Scholes option pricing model with the following weighted-average assumptions: Dividend yield – 0%; Expected volatility – 114.63%; Risk-free interest rate –2.2%; and expected term in years – 10 years. The outstanding options as of March 30, 2019 had no intrinsic value. The unrecognized compensation related to the non-vested portion of stock options granted as of March 30, 2019 was $21,000. Total compensation cost for options recognized in expenses was $68,000, $179,000 and $85,000 during fiscal 2019, 2018 and 2017, respectively.

The Company has outstanding employee stock options issued under the Birks Employee Stock Option Plan (the “Birks ESOP”). Effective November 15, 2005, no awards are permitted to be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms. In March 2010, the Company offered employees who held options under this plan the right to amend their current options. The amended options terms would be consistent with the original grant except that the new options would have a lower exercise price, be exercisable for a lesser number of the Company’s Class A voting shares, have a new ten-year term and be subject to different terms in the event of a change in control or if the Company had a going-private transaction. The amended options have an exercise price of $1.05 per share. As of March 30, 2019, March 31, 2018, and March 25, 2017 there were 3,060, 5,666, and 6,162 Class A voting shares underlying options granted under the Birks ESOP, respectively. No compensation expense was required to be recorded related to the amended option transaction and no compensation expense was required to be recorded for the outstanding option under this plan for the years ended March 30, 2019, March 31, 2018, and March 25, 2017.

The following is a summary of the activity of Birks’ stock option plans and arrangements.

	Options	Weighted average exercise price
Outstanding March 26, 2016	666,162	$1.02
Granted	218,000	1.43
Forfeited	(10,000)	0.78

Outstanding March 25, 2017	874,162	1.13
Equity cash-out payment(a)	(60,000)	1.08
Forfeited	(496)	1.05

Outstanding March 31, 2018	813,666	1.13
Equity cash-out payment(b)	(51,400)	1.00
Forfeited	(21,206)	1.11

Outstanding March 30, 2019	741,060	$1.14

(a)

In connection with the Aurum Transaction, the Company offered an equity cash-out payment of $54,000 (USD $42,000) to a former senior executive for 35,000 options under the Long-term incentive plan and 25,000 options under the Omnibus LTIP.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

(b)

In connection with its restructuring initiative, the Company offered an equity cash-out payment of $20,000 (USD $16,000) to a former senior executive for 35,000 options under the Long-term incentive plan, 14,000 options under the Omnibus LTIP and 2,400 options under the Birks ESOP.

A summary of the status of Birks’ stock options at March 30, 2019 is presented below:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 0.78	175,000	6.5	$0.78	175,000	$0.78
$ 0.84	100,000	4.1	0.84	100,000	0.84
$ 0.89	25,000	3.6	0.89	25,000	0.89
$ 1.04	150,000	2.8	1.04	150,000	1.04
$ 1.05	3,060	1.0	1.05	3,060	1.05
$ 1.25	30,000	1.5	1.25	30,000	1.25
$ 1.43	168,000	7.6	1.43	111,999	1.43
$ 1.66	40,000	4.5	1.66	40,000	1.66
$ 1.94	50,000	5.8	1.94	50,000	1.94

	741,060	5.2	$1.14	685,059	$1.14

(ii)

Under plans approved by the former Board of Directors of Mayors, the Company had outstanding stock options issued to employees and members of the Company’s Board of Directors. During fiscal 2019, the remaining 41 options were settled in cash for an average of $0.78 per option and no options remain outstanding. No further awards will be granted under these plans. No compensation expense was required to be recorded related to the options outstanding under this program for the years ended March 30, 2019, March 31, 2018, and March 25, 2017, respectively.

The following is a summary of the activity of Mayors stock option plans:

	Options	Weighted average exercise price
Outstanding March 25, 2017	627	$1.05
Settled in cash	(586)	1.05

Outstanding March 31, 2018	41	1.05
Settled in cash	(41)	0.78

Outstanding March 30, 2019	0	0.00

(b)

As of March 30, 2019, the Company had outstanding warrants exercisable into 382,693 shares of the Company’s Class A voting shares. These warrants have a weighted average exercise price of $3.42 per share and expire on August 20, 2022. As of November 1, 2005, these awards were fully vested and no additional compensation expense will be recognized.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

(c)	Restricted stock units and deferred share unit plans:

On November 15, 2016, the Company issued 121,500 cash settled restricted stock units (RSU) to members of senior management under the Omnibus LTIP. At March 30, 2019, 102,000 RSU are outstanding (March 31, 2018 – 112,000 RSU outstanding). These units vest after three years and expire one month following the vesting date. On September 14, 2018, September 7, 2017 and November 15, 2016, the Company also issued 133,588, 74,466 and 55,944 of cash settled deferred share units (DSU) to members of the board of directors. At March 30, 2019, 257,005 DSU are outstanding (March 31, 2018 – 130,410 DSU outstanding).These units vest immediately upon the date the member ceases being a director and expire on December 31 of the following year. Compensation expense is based on the fair value of the DSU and the liability is re-measured at each reporting period. As at March 30, 2019, the Company has recognized a liability of $272,000 in relation to these units (March 31, 2018 – $126,000). Total compensation cost for options recognized in expenses was $146,000 during fiscal 2019 and $81,000 during fiscal 2018.

9.	Income taxes:

(a)

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 30, 2019, the Company had no accrued interest or penalties related to uncertain tax positions due to available tax loss carry forwards. The tax years 2012 through 2019 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company evaluates its deferred tax assets to determine if any adjustments to its valuation allowances are required. As part of this analysis, the Company could not reach the required conclusion that it would be able to more likely than not realize the value of net deferred tax assets in the future. As a result, the Company has a non-cash valuation allowance of $19.3 million against the majority of the Company’s net deferred tax assets.

The significant items comprising the Company’s net deferred tax assets at March 30, 2019 and March 31, 2018 are as follows:

	Fiscal Year Ended
	March 30, 2019	March 31, 2018*
	(In thousands)
Deferred tax assets:
Loss and tax credit carry forwards	$14,053	$9,688
Difference between book and tax basis of property and equipment	4,036	3,243
Other reserves not currently deductible	151	68
Expenses not currently deductible	1,153	659
Other	(117)	(96)

Net deferred tax asset before valuation allowance	19,276	13,562
Valuation allowance	(19,276)	(13,562)

Net deferred tax asset	$-	$-

(*) Recast (refer to note 1)

The Company’s income tax expense (benefit) consists of the following components:

	Fiscal Year Ended
	March 30, 2019	March 31, 2018*	March 25, 2017*
	(In thousands)
Income tax expense (benefit):
Current	$-	$-	$-
Deferred	(4,769)	(5,922)	(2,368)

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

Valuation allowance	4,769	5,922	2,368

Income tax expense	$-	$-	$-

(*) Recast (refer to note 1)

The Company’s current tax payable was nil at March 30, 2019, March 31, 2018, and March 25, 2017.

The Company’s provision for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended
	March 30, 2019	March 31, 2018	March 25, 2017
Canadian statutory rate	26.8%	26.6%	26.6%
Rate differential for U.S. operations	0.1%	0.4%	0.7%
Utilization of unrecognized losses and other tax attributes	(26.2%)	(27.1%)	(26.9%)
Permanent differences and other	(0.7%)	0.1%	(0.4%)

Total	0%	0%	0%

(b)

At March 30, 2019, the Company had federal non-capital losses of $48.2 million available to reduce future Canadian federal taxable income and investment tax credits (“ITC’s”) in Canada of $260,000 available to reduce future Canadian federal income taxes payable which will expire between 2022 and 2039. The Company also has capital losses of $1.2 million available to reduce future Canadian capital gains. The capital losses will not expire.

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

	Class A common stock		Class B common stock		Total common stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance as of March 25, 2017*	10,242,911	$35,593	7,717,970	$57,755	17,960,881	$93,348
Exercise of stock options	–	–	–	–	–	–

Balance as of March 31, 2018*	10,242,911	$35,593	7,717,970	$57,755	17,960,881	$93,348

Exercise of stock options	–	–	–	–	–	–

Balance as of March 30, 2019	10,242,911	$35,593	7,717,970	$57,755	17,960,881	$93,348

(*) Recast (refer to note 1)

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

11.	Restructuring Charges:

During fiscal 2019 the Company incurred $1.2 million of restructuring charges associated with the Company’s right-sizing initiative put in place subsequent to the Aurum Transaction. The $1.2 million of charges incurred during the period are primarily associated with severance costs as the Company eliminated certain head office positions to further increase efficiency and to align corporate functions with strategic direction following the Aurum Transaction. During fiscal 2018 and 2017 the Company recorded approximately $0.9 million and $0.9 million of restructuring charges, respectively. These charges were primarily associated with severance related to the elimination of certain corporate administrative positions.

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

Future minimum lease payments for the next five years and thereafter are as follows (in thousands):

Year ending March:
2020	$10,231
2021	13,144
2022	12,905
2023	12,795
2024	12,401
Thereafter	69,245

$130,721

Rent expense from continuing operations for the Company was approximately $15.4 million for year ended March 30, 2019, $14.3 million for year ended March 31, 2018, and $15.1 million, for the year ended March 25, 2017.

13.	Contingencies:

(a)

The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigations and claims. While the final outcome with respect to claims and legal proceedings pending at March 30, 2019 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

(b)

From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. At March 30, 2019 and March 31, 2018, the amount guaranteed under such arrangements was approximately $5.8 million and $2.7 million, respectively. At March 30, 2019 and March 31, 2018, the Company has recorded in accrued liabilities a reserve of $0.1 million and $0.1 million, respectively, associated with this guaranteed amount.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

14.	Segmented information:

The Company has two reportable segments Retail and Other. As of March 30, 2019, Retail operated 26 stores across Canada under the Birks brand, 1 retail location in Calgary under the Brinkhaus brand and 2 retail locations in Vancouver under the Graff and Patek Philippe brands. Other consists primarily of our e-commerce business and wholesale business. The two reportable segments are managed and evaluated separately based on unadjusted gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the years ended March 30, 2019, March 31, 2018, and March 25, 2017, respectively, is set forth below:

	Retail			Other			Total
	2019	2018*	2017*	2019	2018*	2017*	2019	2018*	2017*
	(In thousands)
Sales to external customers	$143,499	$141,607	$149,418	$7,550	$5,001	$3,574	$151,049	$146,608	$152,992
Inter-segment sales	–	–	–	9,912	13,054	15,637	9,912	13,054	15,637
Unadjusted Gross profit	58,936	55,578	61,441	1,119	2,177	1,411	60,055	57,755	62,852

The following sets forth reconciliations of the segments’ gross profits and certain unallocated costs to the Company’s consolidated gross profits for the years ended March 30, 2019, March 31, 2018, and March 25, 2017:

	Fiscal Year Ended
	March 30, 2019	March 31, 2018*	March 25, 2017*
	(In thousands)
Unadjusted gross profit	$60,055	$57,755	$62,852
Inventory provisions	(686)	(1,431)	(416)
Other unallocated costs	(998)	(708)	(1,033)
Adjustment of intercompany profit	206	77	129

Gross profit	$58,577	$55,693	$61,532

(*) Recast (refer to note 1)

Sales by classes of similar products and by channel were as follows:

	Retail			Other			Total
	2019	2018*	2017*	2019	2018*	2017*	2019	2018*	2017*
	(In thousands)
Jewelry and other	$91,493	$98,057	$102,083	$7,550	$5,001	$3,574	$99,043	$103,058	$105,657
Timepieces	52,006	43,550	47,335	-	-	-	52,006	43,550	47,335

	$143,499	$141,607	$149,418	$7,550	$5,001	$3,574	$151,049	$146,608	$152,992

(*) Recast (refer to note 1)

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

15.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the consolidated financial statements except the following:

	Fiscal Year Ended
	March 30, 2019	March 31, 2018*	March 25, 2017*
	(In thousands)
Expenses incurred:

Management fees to related parties (b)	61	173	202
Consultant fees to a related party (d) & (g)	231	43	197
Expense reimbursement to a related party (e)	167	315	234
Interest expense on cash advance received from controlling shareholder (c)	455	491	217
Compensation paid to a related party (f)	385	379	87

Balances:

Accounts payable to related parties	142	5	77
Interest payable on cash advance received from controlling shareholder (c)	90	27	32

(*) Recast (refer to note 1)

(b)

Effective January 1, 2016, the Company entered into a management consulting services agreement with Gestofi S.A. (“Gestofi”), all in accordance with the Company’s Code of Conduct relating to related party transactions. Under the management consulting services agreement, Gestofi provides the Company with services related to the obtaining of financing, mergers and acquisitions, international expansion projects, and such other services as the Company may request. Under the agreement, The Company paid an annual retainer of €140,000 (approximately $202,000 in Canadian dollars). The original term of the agreement was until December 31, 2016 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In November 2018, the agreement was renewed on the same terms and conditions except that the retainer was reduced to €40,000 (approximately $61,000 in Canadian dollars). In fiscal 2019, 2018, and 2017, the Company incurred expenses of €40,000, €115,000 and €140,000 (approximately $61,000, $173,000 and $202,000 in Canadian dollars) respectively, under this agreement to Gestofi. In March 2019, the agreement was amended to (i) eliminate the yearly retainer and reimburse only the out-of-pocket expenses related to the services, and (ii) allow for a success fee to be mutually agreed upon between the Company and Gestofi in the event that financing or a capital raise is achieved.

(c)

The Company has a cash advance outstanding from its controlling shareholder, Montel S.à.r.l. (“Montel”, formerly Montrovest), of USD 1.5 million (approximately $2 million in Canadian dollars) originally received in May 2009 from Montrovest. This cash advance was provided to the Company by Montrovest to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s Credit Facility and Term Loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s Credit Facility permit such a payment. At March 30, 2019 and March 31, 2018, advances payable to the Company’s controlling shareholder amounted to USD 1.5 million (approximately $2.0 million in Canadian dollars).

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

On July 28, 2017, the Company received a USD 2.5 million (approximately $3.3 million in Canadian dollars) loan from Montrovest, to finance its working capital needs. This loan bears interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is due and payable in two equal payments of USD 1.25 million (approximately $1.55 million in Canadian dollars) in each of July 2018 and July 2019. During fiscal year 2019, USD 1.25 million (approximately $1.55 million in Canadian dollars) was repaid. The Company obtained a one year moratorium on principal repayments and as such the loan will become due in July 2020. At March 30, 2019 and March 31, 2018, loans payable to the Company’s controlling shareholder amounted to USD 1.25 million and USD 2.5 million (approximately $1.7 million and $3.2 million in Canadian dollars) respectively.

Due to the Montrovest Merger, Montrovest’s separate legal existence ceased and as a result of such merger, the cash advance agreements as well as the loan agreement have been assumed by Montel.

(d)

The Company entered into a consulting services agreement effective January 1, 2017 with Gestofi in accordance with the Company’s Code of Conduct relating to related party transactions for the services of Dr. Lorenzo Rossi di Montelera, Birks Group’s former Chairman and a director and chairman of the board of Gestofi. The consulting services related to providing advice and assistance in (i) new product development and product brand collection assortment, (ii), strategic and business development projects and financial matters, (iii) the implementation of the Company’s strategy and planning, and (iv) such other services reasonably requested by the Company’s Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The agreement expired in September 2017. In fiscal 2019, 2018 and 2017, the Company incurred expenses of nil, $43,000 and $22,000 (nil, USD 33,333 and USD 16,667), respectively, in relation to this agreement.

(e)

In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl, of certain expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s then Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s Chairman of the Executive Committee and the Company’s current Executive Chairman of the Board, for the work performed on behalf of the Company, up to a yearly maximum of US 260,000 (approximately $340,000 in Canadian dollars). The yearly maximum was reduced to US 130,000 (approximately $170,000 in Canadian dollars). This agreement has been renewed annually and was renewed in March 2019 for an additional one-year term, except that the only services being reimbursed are for administrative support and analytical services costs. During fiscal 2019, 2018, and 2017, the Company incurred expenses of USD 127,000, USD 245,000, and USD 177,000 (approximately $167,000, $315,000 and $234,000 in Canadian dollars) respectively to Regaluxe Srl under this agreement

(f)

Effective January 1, 2017, the Company agreed to total annual compensation of €250,000 with Mr. Niccolò Rossi di Montelera in connection with his appointment as Executive Chairman of the Board and Chairman of the Executive Committee. In fiscal 2019, 2018 and 2017, the Company incurred costs of $385,000, $379,000 and $87,000, respectively in connection with this agreement.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

(g)

On March 28, 2018, the Company’s Board of Directors approved the Company’s entry into a consulting services agreement with Carlo Coda Nunziante effective April 1, 2018. Under the agreement, Carlo Coda Nunziante, the Company’s former Vice President, Strategy, is providing advice and assistance on the Company’s strategic planning and business strategies for a total annual fee, including reimbursement of out-of-pocket expenses of €146,801 (approximately $222,000 in Canadian dollars), net of applicable taxes. In fiscal 2019, the Company incurred charges of €153,000 (approximately $231,000 in Canadian dollars), including applicable taxes. This agreement has been renewed in March 2019 for an additional one-year term upon the same terms and conditions.

16.	Financial instruments:

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

The Company has determined that the carrying value of its cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates fair values as at the balance sheet date. As of March 30, 2019 and March 31, 2018, for the $47.0 million and $36.9 million, respectively, of bank indebtedness and the $13.0 million and $2.3 million, respectively of long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.

As of March 30, 2019 and March 31, 2018, the fair value of the remaining $4.2 million and $5.9 million, respectively of fixed-rate long-term debt is estimated to be approximately $4.0 million and $5.8 million, respectively. The fair value was determined by discounting the future cash flows of each instrument at the current market interest rates for the same or similar debt instruments with the same remaining maturities adjusted for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Company considered interest rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s lenders. As a result, the Company has determined that the inputs used to value these long-term debts fall within Level 3 of the fair value hierarchy.

17.	Discontinued operations

The Company considers a component to be classified as discontinued operations when it meets the criteria established under GAAP related to reporting discontinued operations and disclosures of disposals of components of the Company. The disposal of such components that represents a strategic shift that should have or will have a major effect on the Company’s operations and financial results qualify as discontinued operations. The results of discontinued operations are reported in discontinued operations in the consolidated statements of operations for current and prior periods commencing in the period in which the business meets the criteria of an asset held for sale and discontinued operation, and will include any gain or loss recognized on closing or adjustment of the carrying amount to fair value less cost to sell.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

On August 11, 2017, the Company entered into a stock purchase agreement with Aurum to sell its wholly-owned subsidiary, Mayors, which operated in Florida and Georgia and is engaged primarily in luxury timepieces and jewelry retail activities. The sale was completed on October 23, 2017 for total consideration of $135.0 million (USD $106.8 million). Because the Company’s retail operations in the U.S market were a signification part of the Company’s operations and financial results, the Company has determined that the disposal of Mayors represents a strategic shift. Accordingly, the activities of Mayors have been segregated and classified as discontinued operations in the consolidated statements of operations and cash flows for all periods presented. In fiscal 2019, the Company incurred transaction related costs of approximately $0.9 million which have been allocated to the results of discontinued operations. Furthermore, in fiscal 2019, the Company recognized a net operating expense recovery of approximately $0.5 million as part of the transition services agreement with Aurum (see below) which has been allocated to the results of discontinued operations. In fiscal 2018, legal and professional fees of approximately $3.8 million, as well as debt extinguishment charges of approximately $3.5 million were incurred as a result of the Aurum Transaction. These transaction fees along with the interest expense generated by the Company’s then outstanding credit facilities associated with Mayors were allocated to the results of the discontinued operations. In fiscal 2018, the results of the discontinued operations also included an obsolescence reserve on inventory of $2.7 million.

As a condition to the closing of the Aurum Transaction, the Company and Mayors entered into (i) an inventory purchase agreement whereby the Company purchased approximately $2.3 million (USD $1.8 million) in inventory from Mayors; (ii) a transition services agreement whereby the Company agreed to provide certain transition services to Mayors for a period of six months following the closing date of the transaction, subject to certain renewal rights; (iii) a services agreement whereby Mayors agreed to provide certain services to the Company for a period of twelve months following the closing date of the transaction, subject to certain renewal rights and; (iv) an authorized five-year dealer agreement with Mayors whereby Mayors will promote the sale of Birks branded products and trademarks at its existing locations in the United States.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

The following table presents the net income from discontinued operations for the year ended March 30, 2019, March 31, 2018, and March 25, 2017:

	Fiscal Year Ended
	March 30, 2019	March 31, 2018*	March 25, 2017*
	(In thousands, except per share amounts)
Net sales	$-	$110,789	$224,319
Cost of sales	-	72,615	143,194

Gross profit	-	38,174	81,125

Selling, general and administrative expenses	381	30,902	61,970
Restructuring charges	-	-	211
Depreciation and amortization	-	1,674	3,170

Total operating expenses	381	32,576	65,351

Operating (loss) income	(381)	5,598	15,774
Interest and other financial costs	-	3,683	6,905
Debt extinguishment charges	-	3,415	-

(Loss) income before taxes	(381)	(1,500)	8,869
Income tax expense (benefit)	-	92	(7,065)

(Loss) income from discontinued operations, net of taxes	(381)	(1,592)	15,934
Gain on disposal, net of taxes	-	37,682	-

Net (loss) income from discontinued operations	$(381)	$36,090	$15,934

Weighted average common shares outstanding:
Basic	17,961	17,961	17,961
Diluted	17,961	18,393	18,418
Net (loss) income from discontinued operations per common share:
Basic	$(0.02)	$2.01	$0.89
Diluted	$(0.02)	$1.96	$0.87

(*)	Recast (refer to note 1)

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 30, 2019, March 31, 2018, and March 25, 2017

The table below presents the reconciliation of the gain on the sale of Mayors:

October 23, 2017*
Cash proceeds on disposal	$134,982
Legal and professional fees incurred as a result of the Aurum Transaction	(3,759)
Cash	3,083
Accounts receivable	15,705
Inventory	89,101
Prepaid expenses	1,110
Property and equipment	11,176
Intangible assets	343
Other assets	244
Deferred income tax asset	6,705
Accounts payable	(27,207)
Accrued expenses	(3,552)
Long-term debt	(333)
Other long-term liabilities	(2,834)

Total identifiable net assets	93,541

Gain on disposal, net of taxes of nil	$37,682

(*)	Recast (refer to note 1)

18.	Subsequent events

As discussed in note 8, on June 5, 2019, the Company repaid the outstanding balances on its terms loans from Investissement Quebec, namely its $5 million term loan ($0.6 million outstanding balance as at March 30, 2019) and $2 million term loan ($0.3 million outstanding balance as at March 30, 2019). As a result, the outstanding loan balances as at March 30, 2019 have been presented as short-term liabilities within current portion of long-term debt on the Company’s balance sheet.