Form 20-F
period 2020-03-28
BIRKS GROUP INC.
filed 2020-07-08
CIK 1179821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 28, 2020

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

Katia Fontana, 514-397-2592 (telephone), 514-397-2537 (facsimile)

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

10,252,911	Class A Voting Shares, without nominal or par value
7,717,970	Class B Multiple Voting Shares, without nominal or par value
0	Series A Preferred Shares, without nominal or par value, issuable in series

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐

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

Presentation of Financial and Other Information

Throughout this Annual Report, we refer to our fiscal year ending March 28, 2020, as fiscal 2020, and our fiscal years ended March 30, 2019 and March 31, 2018, as fiscal 2019 and fiscal 2018, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 28, 2020 and March 30, 2019 consisted of 52 weeks, respectively, and the fiscal year ended March 31, 2018 consisted of 53 weeks.

Current developments

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus disease (COVID-19) a pandemic and a global emergency. In response to this pandemic, many government authorities have taken preventative and protective actions to contain the spread of the virus, including imposing restrictions on business operations and travel and advising individuals to limit or forego their time outside of their homes. As a result of the measures adopted by the Canadian federal and provincial governments to mitigate the spread of the virus, and in order to ensure the health and safety of its employees, customers and the community, the Company temporarily closed all of its retail locations in Canada effective on March 18, 2020.. This adversely impacted the Company’s operations for the remainder of fiscal 2020 and for the first months of fiscal 2021, through which the Company’s sales were primarily derived from its e-commerce business as well as its concierge service through which clients are assisted by telephone.

As a result of these developments, the Company has established a cross-functional management team to evaluate and guide its business operations in the context of the COVID-19 pandemic, with a focus on the health and safety of the Company’s employees and clients, business continuity, and management of liquidity. The Company has taken various actions in an attempt to mitigate the financial impacts of COVID-19 in order to conserve cash to finance its ongoing operations. Namely, it has temporarily laid-off approximately 80% of its employees without pay, implemented temporary base salary reductions of 20% for its executive officers, reduced its workweek by 20% for the remaining active employees and temporarily reduced Board of Directors compensation by 20%. The Company also took action to substantially reduce its operating costs across all areas of the business, including marketing expenses, negotiated extended credit terms and/or other support with the majority of its vendors and rent relief with its landlords, and postponed capital expenditures through the first quarter of fiscal 2021. In addition, the Company is reducing future inventory purchases where possible and working closely with trade and non-trade suppliers to control costs in order to better position the Company for a return to business. The Company has also applied to and received funding from a financial relief program offered by the Federal government, the Canada Emergency Wage Subsidy (“CEWS”), which has partially reimbursed payroll expenses for the period from March 2020 through June 2020 for the remaining active employees.

During May 2020 and through July 2020, the federal and provincial government authorities have started to loosen the protective actions and restrictions imposed at the outset of the pandemic outbreak, thereby allowing the Company to gradually re-open its stores across Canada, and re-hire certain employees that were temporarily laid-off. The current economic, business and retail climates are significantly changed since March 2020 and as such, the Company’s sales and operations have been materially adversely affected. The Company continues to operate through its revolving credit facility, but COVID-19 has resulted in significant disruption to global financial markets, which could have a negative impact on the Company’s ability to access capital in the future. Given the uncertainty in the circumstances, the Company may consider pursuing other actions to enhance its liquidity position.

On July 8, 2020, the Company secured a new four-year term loan with Investissement Québec in the amount of $10.0 million. The secured term loan is being used to fund the working capital needs of the Company, including those arising from the impact of the COVID-19 pandemic on the Company. The loan bears an interest rate of 3.14% per annum and is repayable in 36 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On July 8, 2020, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio for fiscal 2021.

Significant Transaction in fiscal 2018

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

As a result of the Aurum Transaction, the Company has presented Mayors’ results as a discontinued operation in the consolidated statements of operations and cash flows for all periods presented. See Item 5 below for a reconciliation of the Company’s results from continuing operations and from discontinuing operations for the fiscal years 2020, 2019, and 2018, respectively.

Forward-Looking Information

This Annual Report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including, without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide novel coronavirus (COVID-19) outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading price of its shares; (ii) a decline in consumer spending or deterioration in consumer financial position; (iii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program, and (vi) the Company’s ability to execute its strategic vision.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following financial data as of March 28, 2020 and March 30, 2019 and for the years ended March 28, 2020, March 30, 2019, and March 31, 2018 have been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The following financial data as of March 31, 2018, March 25, 2017, and March 26, 2016 and for the years ended March 25, 2017, and March 26, 2016 have been derived starting with our audited consolidated financial statements not included in this Annual Report, recast to CAD (see * footnote below) and then adjusted to reflect the effects of the discontinued operations (see footnote 4 below), which adjustments are unaudited. All fiscal years, except for fiscal 2018, in the table below consisted of 52 weeks. Fiscal 2018 consisted of 53 weeks. The historical results included below and elsewhere in this Annual Report are not necessarily indicative of our future performance.

The data presented below is only a summary and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, included elsewhere in this Annual Report. You should also read the following summary data in conjunction with Item 5, “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Income Statement Data – from continuing operations:
	Fiscal Year Ended
	March 28, 2020	March 30, 2019	March 31, 2018*	March 25, 2017*	March 25, 2016*
	(In thousands, except per share data)
Net sales	$169,420	$151,049	$146,608	$152,992	$168,713
Cost of sales	104,943	92,472	90,915	91,460	99,249

Gross profit	64,477	58,577	55,693	61,532	69,464
Selling, general and administrative expenses	65,867	67,106	66,754	61,599	63,384
Restructuring charges (1)	—	1,182	894	897	720
Depreciation and amortization	4,845	3,859	3,264	3,428	3,660
Gain on sale of assets (2)	—	—	—	—	(4,235)
Impairment of long-lived assets (3)	309	46	2,788	—	—

Total operating expenses	71,021	72,193	73,700	65,924	63,529

Operating (loss) income	(6,544)	(13,616)	(18,007)	(4,392)	5,935
Interest and other financial costs	5,683	4,689	3,988	4,467	5,639

(Loss) income from continuing operations before income taxes	(12,227)	(18,305)	(21,995)	(8,859)	296
Income tax (recovery) expense	—	—	—	—	—

Net (loss) income from continuing operations	(12,227)	(18,305)	(21,995)	(8,859)	296
Discontinued operations:
(Loss) income from discontinued operations, net of tax	(552)	(381)	(1,592)	15,934	6,836
Gain on disposal of discontinued operations, net of tax	—	—	37,682	—	—

Net (loss) income from discontinued operations	(552)	(381)	36,090	15,934	6,836
Net (loss) income attributable to common shareholders	$(12,779)	$(18,686)	$14,095	$7,075	$7,132

Net (loss) income per common share, basic	$(0.71)	$(1.04)	$0.78	$0.39	$0.40
Net (loss) income per common share, diluted	$(0.71)	$(1.04)	$0.77	$0.38	$0.40
Net (loss) income from continuing operations per common share – basic	$(0.68)	$(1.02)	$(1.22)	$(0.49)	$0.02
Net (loss) income from continuing operations per common share – diluted	$(0.68)	$(1.02)	$(1.20)	$(0.48)	$0.02
Weighted average common shares outstanding	17,968	17,961	17,961	17,961	17,961
Weighted average common shares outstanding – diluted	17,968	17,961	18,393	18,418	17,961
Dividends per share	—	—	—	—	—

Balance Sheet Data:

	March 28, 2020	March 30, 2019	March 31, 2018*	March 25, 2017*(4)	March 25, 2016*(4)
	(In thousands)
Working capital	$(6,275)	$7,464	$22,449	$1,530	$9,907
Total assets	$210,652	$133,795	$120,275	$115,163	$119,451
Bank indebtedness	$58,035	$47,021	$36,925	$59,965	$46,643
Long-term debt (including current portion)	$16,281	$17,104	$8,210	$8,626	$22,531
Operating lease liability (including current portion) (5)	$78,458	$—	$—	$—	$—
Stockholders’ equity	$3,410	$13,783	$32,477	$17,112	$10,223
Common Stock:
Value	$93,368	$93,348	$93,348	$93,348	$93,348
Shares	17,971	17,961	17,961	17,961	17,961

*

The Company has changed its reporting currency from USD to CAD for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency

(1)

In fiscal 2019 and fiscal 2018, restructuring charges relate primarily to severance as we eliminated certain head office positions to further increase efficiency and to align corporate functions with our strategic direction following the Aurum Transaction. In fiscal 2017, and fiscal 2016, restructuring charges related to consolidating most of our corporate administrative workforce to Montreal as well as outsourcing a portion of our jewelry manufacturing and other corporate staff reductions. Refer to note 11 to our consolidated financial statements which are included elsewhere in this Annual Report.

(2)

On August 4, 2015, the Company entered into an asset purchase agreement for the sale of the assets of the corporate sales division to Rideau Recognition Solutions Inc. (“Rideau”) for $5.6 million and executed a supply and licensing agreement for Birks products and Birks-branded products.

(3)

Non-cash impairment of long-lived assets in fiscal 2020 are associated to store leases that have a possibility of early termination. Non cash impairment of long-lived assets in fiscal 2019 are associated with a retail location due to its projected operating performance and non-cash impairment of long-lived assets in fiscal 2018, are associated with a retail location due to its projected operating performance and software impairment associated with a decision to modify the scope of the implementation of the Company’s new enterprise resource planning system.

(4)

Retrospectively revised. For working capital, total assets, bank indebtedness and long-term debt for the years ended March 25, 2016 and March 25, 2017, the assets and liabilities of Mayors were retrospectively determined and excluded to reflect the remaining balances after the Aurum Transaction.

(5)

For fiscal 2020, the Company adopted ASU 2017-02 – Leases (Topic 842), on March 31, 2019 by applying its provisions prospectively and recognizing a cumulative-effect adjustment to the opening balance of accumulated deficit as of March 31, 2019 (modified retrospective adoption approach). The adoption of ASU 2017-02 – Lease (Topics 842) had the following impacts on the Company’s financial statements as at March 31, 2019: the establishment of an Operating lease liability of $76.8 million and a corresponding Operating lease right-of-use asset, the reclassification of existing deferred lease inducements of $6.8 million and deferred straight-line rent of $4.3 million from Other long-term liabilities to Operating lease right-of-use asset, and the reclassification of deferred gains on sales-leasebacks of $2.4 million previously recorded in other long-term liabilities, to opening accumulated deficit. As a result of the implementation of this ASU, working capital includes the current portion of operating lease liabilities of $5.8 million. Prior year numbers have not been modified for this standard. Refer to notes 2(s) and 12 to our consolidated financial statements which are included elsewhere in this Annual Report.

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

RISK FACTORS

Risks Related to the Company

Our business has been and will continue to be adversely impacted by the COVID-19 pandemic.

A public health crisis or disease outbreak, epidemic or pandemic, or the threat or fear of such events, could adversely impact the Company’s business. In March 2020, the World Health Organization declared the outbreak of the novel coronavirus disease (COVID-19) a pandemic and a global emergency. In response to this pandemic, many government authorities have taken preventative and protective actions to contain the spread of the virus. COVID-19 has significantly impacted the Company’s retail stores, sales, and foot traffic, based on the perceived public health risk and government imposed quarantines and restrictions of public gatherings and commercial activity to contain the spread of the virus. As a result of the measures adopted by the Canadian federal and provincial governments to mitigate the spread of the virus, and in order to ensure the health and safety of its employees, customers and the community, the Company temporarily closed all of its retail locations in Canada effective on March 18, 2020 until further notice. This has adversely impacted the Company’s operations as for the remainder of fiscal 2020 and the first months of fiscal 2021, through which the Company’s sales were primarily derived from its e-commerce business as well as its concierge telephone service. While the Company’s e-commerce business has not yet been significantly impacted, additional government mandates ordering the shutdown of business and manufacturing and fulfillment facilities could impact the Company’s ability to take or fulfill customer orders placed online.

Our operations have been experiencing and are expected to continue to experience disruptions from the global outbreak of COVID-19. To date, such disruptions have included the temporary closure of all of our retail store operations in Canada effective on March 18, 2020. As a result of these store closures, the Company has experienced significant declines in sales, including a year-over-year decline of approximately 73% for the period from March 18, 2020 to June 13, 2020. As of this date of this Form 20-F, 29 of our 30 stores have since re-opened.

Our business is particularly sensitive to reductions in discretionary spending by consumers. To date, this outbreak has caused, and is continuing to cause, significant disruption in the financial markets both globally and in Canada, which could lead to a decline in discretionary spending by consumers, and which could in turn impact, possibly materially, the Company’s business, sales, financial condition and results of operations. Furthermore, our revenues and cash flows from operations are primarily derived from our retail network. We are exposed to additional COVID-19 related risks in relation to our retail store network such as social distancing requirements implemented by local governments as well as possible mandatory or elective temporary store shutdowns in the case of a potential second wave of the novel coronavirus. Such impacts could result in lower or no foot traffic throughout or retail store network which would adversely impact our sales, cash flows from operations and our liquidity position. The effects could also impact our ability to continue to respect payment terms with our suppliers and could cause our accounts payable balance to age significantly. The Company cannot predict the degree to, or the time period over, which its sales and operations will be affected by this outbreak, and the effects could be material. The longer the effects of COVID-19 last, the longer discretionary spending by consumers may be impacted, and the more extensive the effects could be on our business, sales, financial condition, liquidity, and results of operations. If there is a second wave of the outbreak, recently re-opened stores may need to be closed again, further impacting our business, sales, financial condition, liquidity and results of operations.

The level of our indebtedness could adversely affect our operations, liquidity and financial condition.

Our debt levels fluctuate from time to time based on seasonal working capital needs. In fiscal 2020, the Company incurred debt primarily consisting of bank indebtedness in order to manage its working capital needs. In fiscal 2019, the Company incurred debt primarily for the purpose of financing the renovations of its flagship stores, which is in line with its strategic plan. The following table sets forth our total indebtedness (including bank indebtedness and current and long-term portion of debt), total stockholders’ equity, total capitalization and ratio of total indebtedness to total capitalization as of:

	March 28, 2020	March 30, 2019
Total indebtedness (consisting of bank indebtedness and long-term debt, including current portion)	$74,316,000	$64,125,000
Total stockholders’ equity	3,410,000	13,783,000

Total capitalization	$77,726,000	$77,908,000

Ratio of total indebtedness to total capitalization	95.6%	82.3%

Debt to equity ratio	21.79	4.65

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

Our ability to fund our operations and meet our cash flow requirements is dependent upon our ability to maintain positive excess availability under our $85.0 million senior secured revolving credit facility (the “Credit Facility”). Under the Credit Facility, our sole financial covenant is to maintain minimum excess availability of not less than $8.5 million at all times, except that we shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. Our excess availability was above $8.5 million throughout fiscal 2020.

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

On June 29, 2018, we secured a $12.5 million senior secured term loan (the “Term Loan”) with Crystal Financial LLC (“Crystal”). The Term Loan, which matures in October 2022, is subordinated in lien priority to the Credit Facility and bears interest at a rate of Canadian Dollar Offered Rate (“CDOR”) plus 8.25%. Under the Term Loan, we are required to adhere to a similar financial covenant as under the Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that we shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $9.5 million and from January 21st to February 20th of each year of $4.5 million. The long-term senior secured term loan is required to be repaid upon maturity. Our borrowing capacity under both the Credit Facility and Term Loan is based upon the value of our inventory and accounts receivable, which is periodically assessed by our lenders and based upon these reviews, our borrowing capacity could be significantly increased or decreased.

Our lenders under our Credit Facility and our Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal 2020, fiscal 2019, and fiscal 2018, by our current or former lenders.

For fiscal 2020, the Company reported a net loss from continuing operations of $12.2 million (consolidated net loss of $12.8 million). The Company reported a net loss from continuing operations of $18.3 million (consolidated net loss of $18.7 million) and a net loss from continuing operations of $22.0 million (consolidated net income of $14.1 million) for fiscal 2019 and fiscal 2018, respectively. The Company used cash in operating activities from continuing operations of $3.8 million, $4.3 million, and $19.7 million for fiscal 2020, 2019, and 2018, respectively. Maintenance of sufficient availability of funding through an adequate amount of committed financing is necessary for the Company to fund its day-to-day operations. If the Company does not generate profitable operations and positive cash flows from operations in future periods, the Company may be unable to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, or to fund planned capital expenditures and store operations will depend on its ability to maintain adequate levels of available borrowing and its future performance, may be subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control.

Although the Company continued to operate through its Credit Facility. COVID-19 has resulted in significant disruption to global financial markets, and as a result, the Company has an increased risk of not being able to meet the requirements of the above-mentioned covenant, which could have a negative impact on the Company’s ability to access capital in the future. Given the uncertainty in the circumstances, the Company is pursuing other actions to enhance its liquidity position, which could include entering into new credit facilities, to the extent available. If new credit facilities are not available to the Company, there may be a material adverse impact on its financial condition and ability to manage its working capital.

On July 8, 2020, the Company secured a new four-year term loan with Investissement Québec in the amount of $10.0 million. The loan bears an interest rate of 3.14% per annum and is repayable in 36 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On July 8, 2020, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio for fiscal 2021. The secured term loan is being used to fund the working capital needs of the Company.

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

If we are unable to meet our financial projections, in order to invest in growth initiatives, we may need to raise additional funds through public or private equity or debt financing, including funding from governmental sources, which may not be possible as the success of raising additional funds is beyond our control. The sale of additional equity securities could result in significant dilution to our current shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our common stock. The terms of our Credit Facility and Term Loan expire in October 2022, as such, financing may be unavailable in amounts or on terms acceptable to us, if at all, which could have a material adverse impact on our business, including our ability to continue as a going concern. The Company continues to be actively engaged in identifying alternative sources of financing that include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from governmental sources which may not be possible as the success of raising additional funds is beyond the Company’s control. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations. Financing may be unavailable in amounts or on terms acceptable to the Company if at all, which may have a material adverse impact on its business, including its ability to continue as a going concern.

Our business could be adversely affected if we are unable to continue to lease retail stores in prime locations and successfully negotiate favorable lease terms.

Historically, we have generally been successful in negotiating and improving leases for renewal as our current leases near expiration. As of May 31, 2020, we had 30 leased retail stores. The leases are generally in prime retail locations and generally have lease terms of ten years, with rent being a fixed minimum base plus, for certain stores, a percentage of the store’s sales volume (subject to some adjustments) over a specified threshold. Many uncontrollable factors can impact our ability to renew these leases, including but not limited to, competition for key locations from other retailers. Only 4 of the Company’s store leases are renewable within the next two years and such stores generated approximately 12% of our fiscal 2020 sales from continuing operations. The capital expenditures related to our retail stores are estimated to be approximately $2.3 million during fiscal 2021 to relocate or remodel existing stores, in accordance with our strategic plan. These planned capital expenditures are at the discretion of the Company and not required by our landlords. Such planned capital expenditures could be delayed in the event of a prolonged COVID-19 pandemic and the impacts on the Company’s operations and financial condition. We are able to finance these capital expenditures with internally generated funds and existing financing arrangements. However, in the future, if we are unsuccessful at negotiating favorable renewal terms, locations or if more capital is required to meet landlord requirements for remodeling or relocating retail stores and we are unable to secure the necessary funds to complete these projects, our business, financial condition, and operating results could be adversely affected. In addition, we may not be able to locate suitable alternative sites in a timely manner. Our sales, earnings and cash flows will decline if we fail to maintain existing store locations, renew leases or relocate to alternative sites, in each case on attractive terms.

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

Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for our products, resulting in a reduction in our sales and harming our business and operating results. A substantial portion of our customers use credit, either from our private label and proprietary credit cards or another consumer credit source, to purchase jewelry. When there is a downturn in the general economy, fewer people may use or be approved for credit, which could result in a reduction in net sales and/or an increase in bad debts, which in turn, could lead to an unfavorable impact on our overall profitability. The on-going COVID-19 pandemic has negatively impacted the global economy and reduced the amount of discretionary income available for consumers to purchase our products. We have seen significant decreases in consumer spending as a result of the COVID-19 pandemic, and such trends may continue. These circumstances have been amplified by the significant decline in global travel that has also occurred as a result of the COVID-19 pandemic. If periods of decreased consumer spending continue, our sales could be negatively impacted, and our financial condition and results of operations could be adversely affected. Consequently, our belief that we currently have sufficient liquidity to fund our operations is based on certain assumptions about the future state of the economy, the future availability of borrowings to fund our operations and our future operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

Our business could be adversely affected if our relationships with any primary vendors are terminated or if the delivery of their products is delayed or interrupted.

We compete with other jewelry retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name timepiece and jewelry manufacturers have distribution agreements with our Company that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In fiscal 2020, merchandise supplied by our largest luxury timepiece supplier and sold through our stores accounted for approximately 20% of our total net sales from continuing operations. Our relationships with primary suppliers are generally not pursuant to long-term agreements. We obtain materials and manufactured items from third-party suppliers. Any delay or interruption in our suppliers’ abilities to provide us with necessary materials and components, including as a result of the on-going COVID-19 pandemic and its impact on suppliers, may require us to seek alternative supply sources. Any delay or interruption in receiving supplies could impair our ability to supply products to our stores and, accordingly, could have a material adverse effect on our business, results of operations and financial condition. The abrupt loss of any of our significant third-party suppliers or a decline in the quality or quantity of materials supplied by any third-party suppliers could cause significant disruption in our business.

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

As of May 31, 2020, The Grande Rousse Trust (“Grande Rousse”) beneficially owns or controls 75.9% of all classes of our outstanding voting shares, which are directly owned by Mangrove Holdings S.A (“Mangrove”) and Montel Sarl (“Montel”), previously Montrovest B.V. Montel and Mangrove own 49.2% and 26.7% of our outstanding voting shares respectively. The trustee of Grande Rousse is Meritus Trust Company Limited (the “Trustee”). Confido Limited has the power to remove the Trustee and as a result may be deemed to have beneficial ownership of the Class A voting shares held by Montel and Mangrove. Under our restated articles, Montel and Mangrove, as holders of the Class B multiple voting shares, have the ability to control most actions requiring shareholder approval, including electing the members of our Board of Directors and the issuance of new equity.

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

Terrorist acts, acts of war or hostility, natural disasters or other catastrophic events could have an immediate disproportionate impact on discretionary spending on luxury goods upon which our operations are dependent, and could have a material adverse impact on our business and results of operations. We have been, and may continue to be affected in the future, by widespread protests such as the protests related to social injustices that have taken place in various cities across Canada, in June 2020. Such protests can disrupt foot traffic at our stores, thereby negatively impacting sales, cause temporary store closures, and lead to inventory shrinkage, and property damage, all of which could adversely impact our sales and results from operations.

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

The protection of customer, employee and company data is important to us, and our customers expect that their personal information will be adequately protected. The regulatory environment surrounding information security and data privacy is becoming increasingly demanding, as requirements in respect of personal data use and processing, including significant penalties for non-compliance, continues to evolve in the various jurisdictions in which the Company does business. Although we have developed and implemented systems and processes that are designed to protect our information and prevent data loss and other security breaches, such measures cannot provide absolute security. We rely upon information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including e-commerce sales, supply chain, merchandise distribution, customer invoicing and collection of payments. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the proprietary business information of our customers and suppliers, as well as personally identifiable information of our customers and employees, in our information technology systems. The secure operation of these information technology networks, and the processing and maintenance of this information is critical to our business operations and strategy. To date, our business and operations have not been materially impacted by a cyber-attack or data breach, however a significant breach of customer, employee or company data could damage our reputation, our relationship with customers and the Birks brand and could result in lost sales, sizable fines, significant breach-notification costs and lawsuits as well as adversely affect results of operations. In addition, it could harm our ability to execute our business and adversely impact sales, costs and earnings. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate cost-effective preventative measures. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. We have implemented a work from home policy due to the COVID-19 outbreak for our corporate workforce in Montreal. Remote work could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations.

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

Future issuances or sales of a substantial number of our Class A voting shares by us, Montel, Mangrove, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair our ability to raise capital through future issuances of equity securities. As of May 31, 2020, we had 10,252,911 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.

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

We are governed by the laws of Canada. Our assets are located outside the U.S. and our directors and officers are residents outside of the U.S. As a result, it may be difficult for investors to effect service within the U.S. upon us or our directors and officers, or to realize in the U.S. upon judgments of courts of the U.S. predicated upon civil liability of Birks Group and such directors or officers under U.S. federal securities laws. There is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of the civil liabilities predicated upon U.S. federal securities laws.

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

Our customer, employee and vendor relationships could be negatively affected if we fail to maintain our corporate culture and reputation.

We believe we have a well-recognized culture and reputation that our consumers associate with a high level of integrity, customer service and quality merchandise, and it is one of the reasons customers shop with us and employees choose us as a place of employment. Any significant damage to our reputation could diminish customer trust, weaken our vendor relationships, reduce employee morale and productivity and lead to difficulties in recruiting and retaining qualified employees.

Item 4. Information on the Company

THE COMPANY

Corporate History and Overview

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada, with wholesale customers in North America and the U.K. As of May 31, 2020, Birks Group operated 27 stores under the Maison Birks brand in most major metropolitan markets in Canada, 1 retail location in Calgary operated under the Brinkhaus brand, 1 retail location in Vancouver operated under the Graff brand and 1 retail location in Vancouver operated under the Patek Philippe brand. Birks fine jewelry collections are also available through select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States as well as at certain jewelry retailers across North America. For fiscal 2020, we had net sales of $169.4 million from continuing operations.

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

Birks was purchased by Borgosesia Acquisitions Corporation in 1993, a predecessor company of Regaluxe Investment S.á.r.l., which is referred to in this Annual Report as “Regaluxe”. Effective March 28, 2006, Regaluxe was acquired through a merger with Iniziativa S.A. (“Iniziativa”). As of May 31, 2007 and June 4, 2007, respectively, following a reorganization, Iniziativa and Montrolux S.A. transferred all of the shares they respectively held in the Company to their parent company, Montrovest B.V.(“Montrovest”now known as Montel). Following the 1993 acquisition of Birks, Birks’ operations were evaluated and a program of returning Birks to its historic core strength as the leading Canadian prestige jeweler was initiated.

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

In December 2015, Montrovest (now known as Montel) transferred a portion of its Class A and Class B voting shares to Mangrove and as a result Montel owns 49.2% of the voting shares of the Company and Mangrove owns 26.7%.

In August 2017, Birks entered into the Stock Purchase Agreement with Aurum, the largest fine watch and jewelry retailer in the U.K., to sell its wholly-owned subsidiary Mayors. The Aurum Transaction closed on October 23, 2017 for total cash consideration of $135.0 million (USD$106.8 million). As part of the transaction, Birks entered into a 5 year distribution agreement with Aurum to sell Birks fine jewelry in the U.K. at Mappin & Webb, Goldsmiths stores and on their e-commerce websites.

In the last three fiscal years, we invested a total of approximately $27.6 million in capital expenditures primarily associated with the remodeling of our existing store network. During fiscal 2020, additions include $0.9 million towards the remodeling of a store in Toronto, and $0.5 million towards the opening of a new location in Calgary. Prior to the COVID pandemic, the Company started to benefit from the significant investments it had made in fiscal years 2019 and 2018, this included the completion of major transformative renovations at our three flagship locations, in Montreal (completed in June 2018), Vancouver (completed in February 2019) and Toronto (completed in March 2019). We also opened our Graff and Patek Philippe boutiques in Vancouver (completed in December 2018), and continued to invest in the ongoing implementation of a new enterprise resource planning (“ERP”) system.

In fiscal 2020, we transitioned away from a very capital-intensive period from fiscal 2017 to fiscal 2019 for the Company during which we implemented our growth-driven strategic objective, which includes the remodeling of our retail network including our flagship locations. The capital intensive spending period resulted in temporarily lower sales and contribution margin at the flagship locations under renovation, with a view to generate future long-term returns for the Company. Prior to the COVID-19 pandemic and forced store closures beginning in March 2020, the Company experienced a return to normal selling conditions during fiscal 2020. We currently expect to invest a significantly lower amount in capital expenditures in fiscal 2021 and fiscal 2022 as we focus solely on operations and on delivering a return on our strategic investment spending during the period from fiscal 2017 to fiscal 2019. In fact, in fiscal 2021, approximately $2.3 million is expected to be spent in capital expenditures, primarily related to store remodels and a store relocation. We expect to finance these capital expenditures from operating cash flows, and existing financing arrangements including tenant allowances from certain of our landlords. Such planned capital expenditures could be delayed in the event of prolonged COVID-19 impacts on the Company’s operations and financial condition.

The Company regularly reviews the locations of its retail network that leads to decisions that impact the opening, relocation or closing of these locations. During fiscal 2020, we relocated a Maison Birks store in Toronto, Ontario and opened a new Maison Birks store in Calgary, Alberta. During fiscal 2019, we closed two Maison Birks stores (one in Edmonton, Alberta and one in Toronto, Ontario) and closed one store operated under the Brinkhaus brand in Vancouver, British Colombia. During fiscal 2019, we also opened one store operated under the Graff brand and one store operated under the Patek Philippe brand in Vancouver, British Columbia. During fiscal 2019, we also relocated two Maison Birks stores (one in Vancouver, British Columbia and one in Toronto, Ontario) during the remodeling of their respective malls. During fiscal 2018, we opened a new Maison Birks store in Oshawa, Ontario and a new Maison Birks store in Surrey, British Columbia and closed no stores.

The Toronto flagship store re-opened in its original location in March 2019 after having been moved to a smaller temporary location in the mall (which itself was undergoing significant construction activities) during fiscal 2017. The Company temporarily closed its Montreal flagship store in early 2018 to undertake a complete renovation of the store. The renovations were completed and the store re-opened in June 2018. Certain delays in the completion of these two major renovation projects significantly affected the sales of the Company during fiscal years 2019 and 2018.

Our sales are divided into two principal product categories: (i) jewelry and other, and (ii) timepieces. Jewelry and other also includes sales of other product offerings we sell such as giftware, as well as repair and custom design services.

The following table compares our sales from continuing operations of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 28, 2020		March 30, 2019		March 31, 2018
Jewelry and other	$90,175	53.2%	$99,043	65.6%	$103,058	70.3%
Timepieces	79,245	46.8%	52,006	34.4%	43,550	29.7%

Total	$169,420	100%	$151,049	100%	$146,608	100%

The decline in sales from the jewelry and other product categories in fiscal 2020 as compared to fiscal 2019 is primarily driven by softer bridal jewelry sales and by a decrease in Birks branded fine jewelry resulting from a decrease in discounting versus fiscal 2019. During fiscal 2019, the Company rationalized its inventory in order to liquidate discontinued inventory assumed as part of the Mayors transaction. The decline in sales from the jewelry and other product category in fiscal 2019 compared to fiscal 2018 was the result of direct competition in our major markets from corporate owned stores operated by certain third party jewelry brands which we carry. This was partially offset by the growth of Birks branded jewelry in fiscal 2019 versus fiscal 2018.

The increase in sales from the timepieces product category in fiscal 2020 as compared to fiscal 2019 was driven primarily by the Company’s flagship stores being open for the entire fiscal year post-renovations. The increase in sales from the timepieces product category in fiscal 2019 as compared to fiscal 2018 was driven primarily by an improved assortment of third party timepiece inventory, including the addition of certain globally renowned and desirable brands in our newly renovated flagship locations.

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

Products

We offer distinctively designed, exclusive products and a large selection of distinctive high quality merchandise at various price points. This merchandise includes Birks branded designed jewelry and third party designer jewelry that includes diamonds, gemstones, and precious metals. Our Birks brand consists of internally-developed luxury fine jewelry and bridal collections as well as watches and gift items. We also offer a large selection of desirable third party branded timepieces at various price points and giftware. Part of our strategy is to increase our exclusive offering of internally-designed goods sold to our customers, consisting primarily of fine jewelry, bridal offerings, and timepieces, all of which leverage the Birks brand loyalty in their respective markets and in order to differentiate our products with unique and exclusive designs.

Our stores, operating under the Maison Birks, Brinkhaus, Graff and Patek Phillippe brands, carry a large selection of prestigious brand name timepieces, including our own proprietary Birks watch line as well as timepieces made by Baume & Mercier, Breitling, Cartier, Chaumet, Dinh Van Paris, Frédérique Constant, Graff, Grand Seiko, IWC, Jaeger Lecoultre, Longines, Montblanc, Panerai, Patek Phillippe, Richard Mille, Rolex, Tag Heuer, Tudor, and Van Cleef & Arpels. We also carry an exclusive collection of high quality jewelry and timepieces that we design. We emphasize Birks brand jewelry offerings but also include other designer jewelry made by Chaumet, Dinh Van Paris, Graff, Marco Bicego, Messika, Roberto Coin, Van Cleef & Arpels,Vhernier and Yoko London. We also offer a variety of high quality giftware, including writing instruments made by Montblanc.

We have one primary channel of distribution, the retail division, which accounts for approximately 95% of net sales, as well as three other channels of distribution, namely e-commerce, wholesale, and gold exchange which combined to account for approximately 5% of net sales.

Product Design, Development, Sourcing and Manufacturing

We established a product development process that supports our strategy to further develop and enhance our product offering in support of the Birks brand development. During fiscal 2020, 2019, and 2018, approximately 46%, 45%, and 52%, respectively, of our jewelry products acquired for sale were internally designed and sourced. Products that are not designed and manufactured for us, are sourced from suppliers worldwide, enabling us to sell an assortment of fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procures distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our loose stone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

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

In fiscal 2020, we purchased jewelry, timepieces and giftware for sale in our stores from several suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry and timepiece retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our key vendors, or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business. In fiscal 2020, merchandise supplied by our largest luxury timepiece supplier and sold through our stores accounted for approximately 20% of our total net sales. If our largest luxury timepiece supplier terminated its distribution agreements with us, such termination would have a material adverse effect on our business, financial condition and operating results.

Seasonality

Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher net sales than any other quarter during the year. Net sales from continuing operations in the first, second, third and fourth quarters in fiscal 2020 were 26%, 24%, 32% and 18%, respectively, in fiscal 2019 were 25%, 21%, 33% and 21%, respectively, and in fiscal 2018 were 23%, 20%, 36% and 20% respectively.

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

As part of our commitment to continuous, on-the-job training, we have established “Birks University”, a formalized system of in-house training with a primary focus on client service, selling skills and product knowledge that involves extensive training, the use of detailed operational manuals, in-store mentorship programs and a leading edge product knowledge program which includes on-line quizzes. In addition, we conduct in-house training seminars on a periodic basis and administer training modules with audits to (i) enhance the quality and professionalism of all sales professionals, (ii) measure the level of knowledge of each sales professional, (iii) update sales professionals on changes to our credit programs available to customers and changes to applicable laws, including anti-money laundering legislation, and (iv) identify needs for additional training. We also provide all management team members with more extensive training that emphasizes leadership skills, general management skills, “on-the-job” coaching and training instruction techniques.

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

Our advertising reinforces our role as a world-class luxury brand that aims to deliver a total shopping experience that is as memorable as our merchandise. Our marketing efforts consist of advertising campaigns on digital platforms (including on our website and on social media), billboards, print, direct mail, special events, media and public relations, distinctive store design, elegant displays, partnerships with key suppliers and associations with prestige institutions. The key goals of our marketing initiatives are to enhance customer awareness and appreciation of our retail brand, Maison Birks, as well as our Birks product brand, and to increase customer traffic, client acquisition and retention and net sales.

Credit Operations

We have a private label credit card, which is administered by a third-party financial institution that owns the credit card receivable balances. We also have a Birks proprietary credit card, which we administer. Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks private label credit card and the Birks in-house credit card accounted for approximately 19.1% of our net sales during fiscal 2020 and 18.0% during fiscal 2019. These results reflect the launch of the Birks Prestige private label credit card program in April 2018. We have continued to implement attractive term plans during fiscal 2020 which contributes to the overall increase in net sales. Sales under the Birks private label credit cards are generally made without credit recourse to us. However, we are permitted to ask the financial institution to approve credit purchases under these private label credit cards, for which the financial institution holds credit recourses against the Company if the customer does not pay.

Distribution

Our retail locations receive the majority of their merchandise directly from our distribution warehouse located in Montreal, Québec. Merchandise is shipped from the distribution warehouse utilizing various air and ground carriers. We also transfer merchandise between retail locations to balance inventory levels and to fulfill client requests, and a portion of merchandise is delivered directly to the retail locations from suppliers.

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

Diamonds extracted from certain regions in Africa, including Zimbabwe, that are believed to be used to fund terrorist activities, are considered conflict diamonds. We have designed a conflict minerals compliance initiative to implement a consistent, company-wide compliance process which includes:

•	Educating our employees and suppliers about conflict minerals;

•

Establishing a cross-functional management team including members of senior management and subject-matter experts from relevant functions such as supply chain, product development, merchandising, legal and finance responsible for implementing our conflict minerals compliance strategy; and

•	Reporting mechanisms for questions and concerns, including a toll-free confidential and anonymous hotline.

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

In August 2012, the SEC issued rules that require companies that manufacture products using certain “conflict minerals”, including gold, to determine whether those minerals originated in the Democratic Republic of Congo or adjoining countries (“DRC”). If the minerals originate in the DRC, or if companies are not able to establish where they originated, extensive disclosure regarding the sources of those minerals, and in some instances an independent audit of the supply chain, is required. We filed our seventh disclosure report on June 5, 2020 for the calendar year ended December 31, 2019. We determined that we had no reason to believe that any conflict minerals necessary to the functionality or production of our products may have originated in the DRC.

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

Organizational Structure

Not applicable.

Properties

We lease all of our store locations as well as our corporate head office which includes a distribution center. We believe that all of our facilities are well maintained and in good condition and are adequate for our current needs.

We actively review all leases that expire within the next 12 months to determine whether to renew the leases. Over the past few years we have decreased the number of stores we operate following the closure of underperforming stores. Going forward, we plan to continue to evaluate the productivity of our existing stores and close underperforming stores. In addition, we plan to continue to review opportunities to open new stores in new prime retail locations when the right opportunities exist.

Following is a listing of all our properties as of March 28, 2020:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores
Bayshore Centre	1,099	September 2027	Ottawa, ON
Bloor Flagship Store	9,695	February 2034	Toronto, ON
Brinkhaus	1,946	March 2027	Calgary, AB
Carrefour Laval	2,545	April 2025	Laval, QC
Chinook Shopping Centre	3,661	September 2024	Calgary, AB
Dix-30 Mall	1,691	July 2023	Brossard, QC
Fairview Pointe-Claire	1,450	August 2030	Pointe-Claire, QC
First Canadian Place	2,243	August 2028	Toronto, ON
Guildford Town Centre*	1,172	September 2027	Surrey, BC
Graff Boutique	850	October 2028	Vancouver, BC
Mapleview Centre	1,384	June 2023	Burlington, ON
Market Mall*	770	November 2023	Calgary, AB
Montreal Flagship Store	7,714	April 2032	Montreal, QC
Oakridge Shopping Centre	2,011	September 2020	Vancouver, BC
Oshawa*	1,043	September 2027	Oshawa, ON
Park Royal	1,797	October 2024	West Vancouver, BC
Patek Philippe Boutique	850	October 2028	Vancouver, BC
Place Ste-Foy	1,472	September 2027	Ste-Foy, QC
Rideau Centre	2,745	May 2024	Ottawa, ON
Saskatoon	3,486	January 2022	Saskatoon, SK
Sherway Gardens	2,726	September 2025	Etobicoke, ON
Southgate Shopping Centre	1,300	April 2028	Edmonton, AB
Square One	1,825	May 2024	Mississauga, ON
Toronto Dominion Square	5,568	September 2030	Calgary, AB
Vancouver Flagship Store	20,221	January 2026	Vancouver, BC
Victoria	1,561	March 2022	Victoria, BC
West Edmonton Mall	2,244	August 2024	Edmonton, AB
Willowdale Fairview Mall	1,563	August 2029	North York, ON
Winnipeg	3,187	February 2023	Winnipeg, MB
Yorkdale	2,930	October 2026	Toronto, ON
Other Properties
Montreal corporate office	26,423	May 2033	Montreal, QC

*	The lease termination date is subject to the Company’s early termination rights and could differ from the lease expiration date.

Total annual base rent for the above locations for fiscal 2020 was approximately $12.7 million.

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

Throughout this Annual Report we refer to our fiscal years ended March 28, 2020, March 30, 2019, and March 31, 2018, as fiscal 2020, fiscal 2019, and fiscal 2018, respectively. Our fiscal year ends on the last Saturday in March of each year. The financial reporting period referred to as fiscal 2020 and fiscal 2019 consisted of 52 weeks, respectively, while fiscal 2018 consisted of 53 weeks.

Overview

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada, with wholesale customers in North America and the U.K. As of March 28, 2020, we have two reportable segments, “Retail” and “Other.” Retail consists of our retail operations whereby we operate 27 stores in Canada under the Maison Birks brand, one store under the Brinkhaus brand, one store under the Graff brand, and one store under the Patek Phillippe brand. Other consists primarily of our wholesale business, our e-commerce business and our gold exchange business.

As of March 28, 2020, our retail operation’s total square footage was approximately 89,000. The average square footage of our three Maison Birks flagship stores was approximately 12,500, while the average square footage for all other Maison Birks retail stores was approximately 2,200. The average square footage of the Brinkhaus, Graff, and Patek Phillippe locations was approximately 1,200.

Significant Transaction in fiscal 2018

On August 11, 2017, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Aurum Holdings Ltd., a company incorporated under the laws of England and Wales, which assigned its rights and obligations under the Purchase Agreement to Aurum Group USA, Inc., a Delaware corporation (now known as Watches of Switzerland) (“Aurum”) to sell its wholly-owned subsidiary, Mayors, which operated in Florida and Georgia and was engaged primarily in luxury timepieces and jewelry retail activities. The sale was completed on October 23, 2017 for total consideration of $135.0 million (USD$106.8 million) (the “Aurum Transaction”).

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

As a result of the Aurum Transaction, the Company has presented Mayors’ results as a discontinued operation in the consolidated statements of operations and cash flows for all periods presented. The tables below reconcile the Company’s results from continuing operations and from discontinuing operations for the fiscal years 2020, 2019, and 2018, respectively.

	Year ended March 28, 2020
	Continuing	Discontinued	Combined
	operations	operations	operations
(in $ 000’s)
Net sales	169,420	—	169,420
Cost of sales	104,943	—	104,943

Gross profit	64,477	—	64,477
Selling, general, and administrative expenses	65,867	552	66,419
Impairment of long-lived assets	309	—	309
Depreciation and amortization	4,845	—	4,845

Operating (loss) income	(6,544)	(552)	(7,096)
Interest and other financial costs	5,683	—	5,683
Income tax expense	—	—	—

Net (loss) income	(12,227)	(552)	(12,779)

	Year ended March 30, 2019
	Continuing	Discontinued	Combined
	operations	Operations	operations
(in $ 000’s)
Net sales	151,049	—	151,049
Cost of sales	92,472	—	92,472

Gross profit	58,577	—	58,577
Selling, general, and administrative expenses	67,106	381	67,487
Restructuring charges	1,182	—	1,182
Depreciation and amortization	3,859	—	3,859
Impairment of long-lived assets	46	—	46

Operating (loss) income	(13,616)	(381)	(13,997)
Interest and other financial costs	4,689	—	4,689
Income tax expense	—	—	—

Net (loss) income	(18,305)	(381)	(18,686)

	Year ended March 31, 2018
	Continuing	Discontinued	Combined
	operations	Operations*	operations
(in $ 000’s)
Net sales	146,608	110,789	257,397
Cost of sales	90,915	72,615	163,530

Gross profit	55,693	38,174	93,867
Selling, general, and administrative expenses	66,754	30,902	97,656
Restructuring charges	894	—	894
Depreciation and amortization	3,264	1,674	4,938
Impairment of long-lived assets	2,788	—	2,788

Operating (loss) income	(18,007)	5,598	(12,409)
Interest and other financial costs	3,988	3,683	7,671
Debt extinguishment charges	—	3,415	3,415
Income tax expense	—	92	92
Gain on disposal of discontinued operations	—	(37,682)	(37,682)

Net (loss) income	(21,995)	36,090	14,095

(*)	The results of Mayors are included in the Company’s consolidated results for the period up to and including October 23, 2017.

Description of operations – continuing operations

Our net sales are comprised of revenues, net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, debit cards, third-party credit cards, private label credit cards and proprietary credit cards to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average sales transaction.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight and duties, direct labor related to repair services, the costs of our design and creative departments, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes, as well as product development costs. SG&A includes, among other things, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resources and training expenses. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A, such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Birks product brand and our third party product brands. Marketing has historically represented a significant portion of our SG&A. As a percentage of net sales, marketing expenses represented 4.4%, 5.8%, and 6.5% of sales for fiscal 2020, 2019, and 2018, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. Depreciation and amortization includes depreciation and amortization of our stores and head office, including leasehold improvements, furniture and fixtures, computer hardware and software and amortization of intangibles.

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

The on-going COVID-19 pandemic is significantly impacting our business, sales, results from operations and liquidity in the first three months of fiscal 2021. In the first 12 weeks of fiscal 2021, the Company has experienced a 76% decline in sales year-over-year due to its stores being temporarily closed as a result of local government regulations. The Company began to gradually re-open certain stores in accordance with local government regulations starting in May 2020. As of the date of this Form 20-F, 29 stores out of 30 have been re-opened, albeit at reduced operating hours and with reduced traffic levels. We expect these circumstances to have significant adverse consequences on our results of operations for the first quarter of fiscal 2021, and we believe these circumstances are likely to negatively impact future fiscal periods as disruptions and prolonged consequences associated with the COVID-19 pandemic continue.

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

•

execute our marketing strategy to enhance customer awareness and appreciation of the Birks product brand as well as our third party product brands with an objective of maintaining and eventually increasing customer traffic, client acquisition and retention and net sales through regional, national and international advertising campaigns using digital channels (including our website), billboards, print, direct mail, magazine, in-store events, community relations, media and public relations, partnerships with key suppliers, and associations with prestige institutions;

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

Fiscal 2020 Summary – results from continuing operations

•

Net sales were $169.4 million for fiscal 2020, an increase of $18.4 million, or 12.2% compared to net sales of $151.0 million in fiscal 2019. The increase in sales in fiscal 2020 was primarily driven by strong results experienced throughout the Company’s retail channel, which benefited from all three of its flagship stores operating at full capacity following the major renovations completed at the Vancouver, Toronto and Montreal locations in fiscal 2019. The increase in sales in fiscal 2020 is also reflective of a comparable store sales increase of 1.7%. This was partially offset by the negative impacts of COVID-19 disruptions in the last month of fiscal 2020 which resulted in unexpected temporary store closures and lower consumer spending;

•	Comparable store sales increased by 1.7% compared to the prior fiscal year ended March 30, 2019 driven primarily by increased sales of third party branded timepieces;

•

Gross profit was $64.5 million, or 38.1% of net sales, for fiscal 2020 compared to $58.6 million, or 38.8% of net sales, for fiscal 2019. The decrease of 70 basis points in gross margin percentage was mainly attributable to a shift in product sales mix towards branded timepieces, partially offset by a reduction in sales promotions in fiscal 2020 compared to fiscal 2019 as a result of the Montreal and Toronto flagship locations being open for the complete fiscal year post-renovations;

•

SG&A expenses were $65.9 million, or 38.9% of net sales, in fiscal 2020 compared to $67.1 million, or 44.4% of net sales, in fiscal 2019. This decrease is driven in part by the application of cost optimization initiatives to corporate overheads undertaken in fiscal 2020, including a reduction of compensation costs as the Company further rationalized its organizational structure. Other factors contributing to this decrease include a reduction in marketing costs as the Company temporarily reallocated capital to other strategic priorities in fiscal 2020, partially offset by an increase in occupancy expenses resulting from new leases, notably at our Toronto flagship location and by higher direct variable costs driven by increased sales such as credit card transaction fees. As a percentage of sales, SG&A expenses in fiscal 2020 have decreased by 550 basis points as compared to fiscal 2019;

•

The Company’s fiscal 2020 reported operating loss from continuing operations was $6.5 million, a decrease of $7.1 million compared to a reported loss from continuing operations of $13.6 million for fiscal 2019. Adjusted operating loss from continuing operations (this is a non-GAAP financial measure defined below under “Non-GAAP measures” and accompanied by a reconciliation to the most directly comparable GAAP financial measure), which excludes restructuring costs and impairment charges was $6.2 million, a decrease of $6.2 million compared to an adjusted operating loss from continuing operations of $12.4 million in fiscal 2019 (excluding restructuring costs and impairment charges);

•

The Company recognized a net loss for fiscal 2020 of $12.8 million, or $0.71 per share, comprised of a net loss from continuing operations of $12.2 million or $0.68 per share, and a net loss from discontinued operations of $0.6 million, or $0.03 per share, compared to a net loss in fiscal 2019 of $18.7 million, or $1.04 per share, comprised of a net loss from continuing operations of $18.3 million, or $1.02 per share, and a net loss from discontinued operations of $0.4 million or $0.02 per share.

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

The percentage increase (decrease) in comparable store sales for the periods presented below is as follows:

	Fiscal Year Ended
	March 28, 2020	March 30, 2019	March 31, 2018
Comparable store sales from continuing operations	2%	1%	(4)%

The increase in comparable store sales of 2% in fiscal 2020 is primarily attributable to an increase in sales of third party branded watches driven by the Company’s improved portfolio and continued relationships with third party watch brands, as well as by the inclusion in the comparable store sales metric of the newly renovated Montreal flagship store which re-opened in June 2018 following extensive renovations. The increase in comparable store sales of 1% in fiscal 2019 is attributable in part by an increase in sales of Birks branded products across the retail and e-commerce channels, an increase in sales of third party branded watches driven by the Company’s improved portfolio of third party watch brands, as well as the successful execution of targeted marketing campaigns. In fiscal 2018, the decrease in comparable store sales was primarily driven by a decrease in third party branded fine jewelry and bridal offerings.

Fiscal 2020 Compared to Fiscal 2019

The following table sets forth, for fiscal 2020 and fiscal 2019, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 28, 2020	March 30, 2019
	(In thousands)
Net sales	$169,420	$151,049
Cost of sales	104,943	92,472

Gross profit	64,477	58,577

Selling, general and administrative expenses	65,867	67,106
Depreciation and amortization	4,845	3,859
Impairment of long-lived assets	309	46
Restructuring charges	—	1,182

Total operating expenses	71,021	72,193

Operating loss	(6,544)	(13,616)
Interest and other financing costs	5,683	4,689
Income taxes	—	—

Net loss from continuing operations,	(12,227)	(18,305)
Discontinued operations:
Loss from discontinued operations, net of tax	(552)	(381)
Gain on disposal of discontinued operations, net of tax	—	—

Loss from discontinued operations	(552)	(381)

Net loss	$(12,779)	$(18,686)

Net Sales – from continuing operations

	Fiscal Year Ended
	March 28, 2020	March 30, 2019
	(In thousands)
Net sales – Retail	$160,981	$143,499
Net sales – Other	8,439	7,550

Total Net Sales	$169,420	$151,049

Net sales for fiscal 2020 were $169.4 million compared to $151.0 million for fiscal 2019, which is an increase of $18.4 million, or 12.2%, as compared to fiscal 2019. Net retail sales were $17.5 million greater than last year primarily driven by all three of the Company’s flagship stores operating at full capacity following the major renovations completed at the Toronto and Montreal locations in fiscal 2019, as well as by a 2% increase in comparable store sales. The increase in Net Sales – Other of $0.9 million related primarily to an increase in sales of our gold exchange program, partially offset by a decrease in e-commerce sales.

Gross Profit – from continuing operations

	Fiscal Year Ended
	March 28, 2020	March 30, 2019
	(In thousands)
Gross Profit – Retail	$60,500	$57,310
Gross Profit – Other	3,977	1,267

Total Gross Profit	$64,477	$58,577

Total gross profit for fiscal 2020 was $64.5 million or 38.1% of net sales, as compared to $58.6 million or 38.8% of net sales, in fiscal 2019. The decrease of 70 basis points in gross margin percentage was mainly attributable to a shift in product sales mix towards branded timepieces, partially offset by a reduction in sales promotions in fiscal 2020 compared to fiscal 2019. Gross Profit – Other for fiscal 2020 was $4.0 million compared to $1.3 million for fiscal 2019, which is an increase of $2.7 million driven by the increased sales generated by our gold exchange program, and by an increase in wholesale gross margin driven by higher pricing and a favorable product sales mix.

SG&A Expenses – from continuing operations

SG&A expenses were $65.9 million, or 38.9% of net sales, in fiscal 2020 compared to $67.1 million, or 44.4% of net sales, in fiscal 2019. This decrease is driven in part by the application of cost optimization initiatives to corporate overheads undertaken in fiscal 2020, including a reduction of compensation costs as the Company further rationalized its organizational structure. Other factors contributing to this decrease include a reduction in marketing costs as the Company temporarily reallocated capital to other strategic priorities in fiscal 2020, partially offset by an increase in occupancy expenses resulting from new leases, notably at our Toronto flagship location and by higher direct variable costs driven by increased sales such as credit card transaction fees. As a percentage of sales, SG&A expenses in fiscal 2020 have decreased by 550 basis points as compared to fiscal 2019.

Restructuring Charges – from continuing operations

There were no restructuring costs incurred in fiscal 2020. During fiscal 2019, we incurred $1.2 million of restructuring charges associated with the Company’s right-sizing initiative put in place subsequent to the Aurum Transaction, as part of the third phase of the Company’s previous restructuring plan originally put in place in July 2014. The $1.2 million of charges incurred in fiscal 2019 are primarily associated with severance costs as the Company eliminated certain head office positions to further increase efficiency and to align corporate functions with the Company’s strategic direction following the Aurum Transaction.

Depreciation and Amortization – from continuing operations

Depreciation and amortization expense during fiscal 2020 was $4.8 million compared to $3.9 million during fiscal 2019, driven by amortization on additions to property, plant and equipment.

Impairment of long-lived assets

Non-cash impairment of long-lived assets of $0.3 million in fiscal 2020 are associated to store leases that have a possibility of early lease termination. Non-cash impairment of long-lived assets in fiscal 2019 were associated with a retail location due to the projected operating performance of the location.

Interest and Other Financing Costs – from continuing operations

Interest and other financing costs in fiscal 2020 were $5.7 million compared to $4.7 million in fiscal 2019, an increase of $1.0 million, driven in part by the impact of the full fiscal year of interest costs in relation the Company’s $12.5 million Term Loan that was signed in June 2018 and by an increase in the Company’s average working capital debt of approximately $11.2 million from $44.8 million during fiscal 2019 to $56.0 million during fiscal 2020.

Income Tax Expense – from continuing operations

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 28, 2020, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2013 through 2020 remain open to examination in the major tax jurisdictions in which the Company operates. We have continued to record a 100% valuation allowance on the full value of the deferred tax assets generated from our continuing operations during these periods as the criteria for recognition of these assets was not met at March 28, 2020.

Fiscal 2019 Compared to Fiscal 2018

The following table sets forth, for fiscal 2019 and fiscal 2018, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 30, 2019	March 31, 2018
	(In thousands)
Net sales	$151,049	$146,608
Cost of sales	92,472	90,915

Gross profit	58,577	55,693

Selling, general and administrative expenses	67,106	66,754
Restructuring charges	1,182	894
Depreciation and amortization	3,859	3,264
Impairment of long-lived assets	46	2,788

Total operating expenses	72,193	73,700

Operating loss	(13,616)	(18,007)
Interest and other financing costs	4,689	3,988
Income taxes	—	—

Net loss from continuing operations,	(18,305)	(21,995)
Discontinued operations:
Loss from discontinued operations, net of tax	(381)	(1,592)
Gain on disposal of discontinued operations, net of tax	—	37,682

Net (loss) income from discontinued operations	(381)	36,090

Net (loss) income	$(18,686)	$14,095

Net Sales – from continuing operations

	Fiscal Year Ended
	March 30, 2019	March 31, 2018
	(In thousands)
Net sales – Retail	$143,499	$141,607
Net sales – Other	7,550	5,001

Total Net Sales	$151,049	$146,608

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

Gross Profit – from continuing operations

	Fiscal Year Ended
	March 30, 2019	March 31, 2018
	(In thousands)
Gross Profit – Retail	$57,310	$53,655
Gross Profit – Other	1,267	2,038

Total Gross Profit	$58,577	$55,693

Total gross profit for fiscal 2019 was $58.6 million, or 38.8% of net sales, as compared to $55.7 million, or 38.0% of net sales, in fiscal 2018. The increase of 80 basis points in gross margin percentage was mainly attributable to product sales mix and a reduction in sales promotions in fiscal 2019 compared to fiscal 2018 during which the Company was engaged in more promotional activity as a result of the Montreal and Toronto flagship locations undergoing major renovations during the fiscal year. Gross Profit – Other for fiscal 2019 was $1.3 million compared to $2.0 million for fiscal 2018, which is a decrease of $0.7 million as compared to fiscal 2018 driven by an increase in sales promotional activity during the period.

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

Impairment of long-lived assets

Non-cash impairment of long-lived assets in fiscal 2019 are associated with a retail location due to the projected operating performance of the location, and non-cash impairment of long-lived assets in fiscal 2018 are associated with a retail location due to the projected operating performance of the location and software impairment associated with a decision to modify the scope of the implementation of the Company’s new ERP.

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

Reconciliation of non-GAAP measures	Fiscal year ended March 28, 2020
($‘000)	GAAP Measure	Restructuring costs (a)	Impairment of long lived assets (b)	Non-GAAP Adjusted Measure
Total operating expenses and total adjusted operating expenses – from continuing operations	71,021	—	(309)	70,712
as a % of net sales from continuing operations	41.9%			41.7%
Operating loss and adjusted operating loss – from continuing operations	(6,544)	—	309	(6,235)
as a % of net sales from continuing operations	(3.9)%			(3.7)%

Reconciliation of non-GAAP measures	Fiscal year ended March 30, 2019
($‘000)	GAAP Measure	Restructuring costs (a)	Impairment of long lived assets (b)	Non-GAAP Adjusted Measure
Total operating expenses and total adjusted operating expenses – from continuing operations	72,193	(1,182)	(46)	70,965
as a % of net sales from continuing operations	47.8%			47.0%
Operating loss and adjusted operating loss – from continuing operations	(13,616)	1,182	46	(12,388)
as a % of net sales from continuing operations	(9.0)%			(8.2)%

Reconciliation of non-GAAP measures	Fiscal year ended March 31, 2018
($‘000)	GAAP Measure	Restructuring costs (a)	Impairment of long lived assets (b)	Non-GAAP Adjusted Measure
Total operating expenses and total adjusted operating expenses – from continuing operations	73,700	(894)	(2,788)	70,018
as a % of net sales from continuing operations	50.3%			47.8%
Operating loss and adjusted operating loss – from continuing operations	(18,007)	894	2,788	(14,325)
as a % of net sales from continuing operations	(12.3)%			(9.8)%

(a)	Expenses associated with the Company’s operational restructuring plan.
(b)

Non-cash impairment of long-lived assets in fiscal 2020 related to leasehold improvements that are associated to store leases that have a possibility of early lease termination. Non-cash impairment of long-lived assets in fiscal 2019 relate to leasehold improvements that are associated with a retail location due to the projected operating performance of the location. Non-cash impairment of long-lived assets in fiscal 2018 related to leasehold improvements are associated with a retail location due to the projected operating performance of the location and software impairment associated with a decision to modify the scope of the implementation of the Company’s new ERP.

Liquidity and Capital Resources

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under the Company’s Credit Facility. As of March 28, 2020, bank indebtedness consisted solely of amounts owing under the Company’s Credit Facility, which had an outstanding balance of $58.0 million ($58.4 million net of $0.4 million of deferred financing costs) on its maximum $85.0 million credit facility, which is used to finance working capital and capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The sole financial covenant which the Company is required to adhere to under both its Credit Facility and its Term Loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Credit Facility and Term Loan, that could result in the outstanding balances borrowed under the Company’s Credit Facility and Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s Credit Facility and Term Loan are subject to cross default provisions with all other loans pursuant to which the Company is in default of any other loan, the Company will immediately be in default of both the Credit Facility and Term Loan. The Company met its excess availability requirements throughout fiscal 2020. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months.

On October 23, 2017, in connection with the closing of the Aurum Transaction, the Company entered into a Credit Facility with Wells Fargo Canada Corporation for a maximum amount of $85.0 million. The Credit Facility, which matures in October 2022, also provides the Company with an option to increase the total commitments thereunder by up to $13.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5% - 3.0% depending on the Company’s excess availability levels. Under the Credit Facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout fiscal 2020.

On June 29, 2018, the Company secured a $12.5 million Term Loan with Crystal Financial LLC (“Crystal”). The Term Loan, which matures in October 2022, is subordinated in lien priority to the Credit Facility and bears interest at a rate of CDOR plus 8.25%. Under the Term Loan, the Company is required to adhere to a similar financial covenant as under the Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $9.5 million and from January 21st to February 20th of each year of $4.5 million. The Term Loan is required to be repaid upon maturity.

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

The Company’s ability to make scheduled payments of principal, or to pay the interest, or to fund planned capital expenditures will also depend on its ability to maintain adequate levels of available borrowing, obtain favorable payment terms from suppliers and its future performance, which may be subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control. Such events include the potential impacts to our ability to generate cash from operations as a result of the on-going COVID-19 pandemic. See “Risk Factors” for additional information.

The Company continues to be actively engaged in identifying alternative sources of financing that include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from government sources. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations. Financing may be unavailable in amounts or on terms acceptable to the Company if at all, which may have a material adverse impact on its business, including its ability to continue as a going concern.

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

Borrowings under our Credit Facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 28, 2020	March 30, 2019
	(In thousands)
Credit facility availability	$70,916	$61,449
Amount borrowed at year end	$58,035	$47,021

Excess borrowing capacity at year end (before minimum threshold)	$12,881	$14,428

Average outstanding balance during the year – continuing operations	$56,001	$44,772
Average excess borrowing capacity during the year – continuing operations	$14,144	$15,816
Maximum borrowing outstanding during the year – continuing operations	$64,702	$55,596
Minimum excess borrowing capacity during the year – continuing operations	$9,648	$9,716
Weighted average interest rate for year	4.2%	3.9%

The increase in average outstanding debt on the Company’s revolving line of credit of $11.2 million from $44.8 million in fiscal 2019 to $56.0 million in fiscal 2020 is primarily derived from the Company’s loss from continuing operations during fiscal 2020. Refer to “Cash Flows from Operating, Investing and Financing Activities – from continuing operations” section below.

Investissement Québec

On June 5, 2019, the Company repaid the outstanding balances on its prior term loans from Investissement Québec, namely its $5 million term loan ($0.6 million outstanding balance as at March 30, 2019) and $2 million term loan ($0.3 million outstanding balance as at March 30, 2019).

On July 8, 2020, the Company secured a new four-year term loan with Investissement Québec in the amount of $10.0 million. The loan bears an interest rate of 3.14% per annum and is repayable in 36 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On July 8, 2020, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio for fiscal 2021. The secured term loan is being used to fund the working capital needs of the Company.

Other Financing

As of March 28, 2020, we had a balance of $2.1 million (USD $1.5 million) outstanding from an original $6.7 million (USD $5.0 million) cash advance from one of our controlling shareholders, Montel. This advance is payable upon demand by Montel once conditions stipulated in our Credit Facility permit such a payment. The conditions that are required to be met are the same as those that are required to be met for the Company to pay dividends (outlined in above section).This advance bears an annual interest rate of 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%.

As of March 28, 2020, we had a balance of $1.8 million (USD $1.25 million) outstanding from an original $3.4 million (USD $2.5 million) loan from Montel. The loan bears interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12.2%. In May 2019, Montel granted the Company a one year extension of the term of the outstanding balance of $1.8 million (USD $1.25 million) which was scheduled to be fully repaid in July 2020. In December 2019, the Company obtained a new one-year moratorium on principal payments and such loan was scheduled to be fully repaid in December 2020. On June 30, 2020, the Company obtained a new moratorium on the principal repayment, and the loan will become due on the earlier of August 31, 2021 and 10 days following a liquidity event, subject to the approval by its senior secured lenders and the Company’s Board of Directors.

Cash Flows from Operating, Investing and Financing Activities – from continuing operations

The following table summarizes cash flows from operating, investing and financing activities:

(in thousands)	Fiscal 2020	Fiscal 2019	Fiscal 2018
Net cash provided by (used in):
Operating activities	$(3,808)	$(4,340)	$(19,748)
Investing activities	(6,432)	(13,611)	(8,707)
Financing activities	10,178	18,506	(22,104)
Net cash provided by discontinued operations:	(552)	(381)	49,529
Effect of changes in exchange rate on cash and cash equivalents	—	—	(565)

Net (decrease) increase in cash and cash equivalents	$(614)	$174	$(1,595)

Net cash used in operating activities from continuing operations was $3.8 million in fiscal 2020 as compared to $4.3 million in fiscal 2019. The $0.5 million increase in cash flows related to operating activities from continuing operations was primarily the result of a $6.1 million decrease in net loss from continuing operations in fiscal 2020 versus fiscal 2019, a $1.0 million increase in the level of depreciation and amortization in fiscal 2020 as compared to fiscal 2019, a $2.3 million increase in the level of amortization of operating lease right of use assets in fiscal 2020 versus fiscal 2019, and a $0.1 million net increase in other adjustments to operating activities, partially offset by $9.0 million of cash used by working capital. The $9.0 million of cash used by working capital was due to an increase in accounts receivable and long-term accounts receivable of $6.8 million driven by increased sales as well as by an increase in the penetration of the in-house credit program, an increase in inventory of $3.6 million driven by increased sales as well as by an increase in inventory purchased with extended payment terms, an increase in the net change of prepaids and other assets of $2.7 million primarily due to the decrease in prepaid inventories in fiscal 2019 as compared to fiscal 2020, partially offset by a net increase in accounts payable accrued liabilities and other long-term liabilities of $4.1 million primarily driven by the increase in inventory.

Net cash used in operating activities from continuing operations was $4.3 million in fiscal 2019 as compared to $19.7 million in fiscal 2018. The $15.4 million increase in cash flows related to operating activities from continuing operations was primarily the result of a $3.7 million decrease in net loss from continuing operations in fiscal 2019 versus fiscal 2018, a $5.9 million decrease in the level of prepaids and other current assets during fiscal 2019 compared to fiscal 2018, a $4.3 million decrease in the level of accounts receivable during fiscal 2019 compared to fiscal 2018, a $4.8 million increase in the level of accounts payable during fiscal 2019 compared to fiscal 2018, a $5.2 million increase in the level of other long-term liabilities and accrued liabilities during fiscal 2019 compared to fiscal 2018 and a $1.0 million increase in depreciation and amortization and other operating activities in fiscal 2019 compared to fiscal 2018, partially offset by a $2.7 million reduction in non-cash impairment of long-lived assets in fiscal 2019 compared to fiscal 2018 and by a $6.8 million increase in the level of inventories in fiscal 2019 compared to fiscal 2018.

During fiscal 2020, net cash used in investing activities from continuing operations was $6.4 million compared to $13.6 million used during fiscal 2019. The $7.2 million decrease in net cash used in investing activities from continuing operations was primarily attributable to a decrease in capital expenditures in fiscal 2020 compared to fiscal 2019 and lower additions to intangible assets related to our ERP project in fiscal 2020 compared to fiscal 2019.

During fiscal 2019, net cash used in investing activities from continuing operations was $13.6 million compared to $8.7 million used during fiscal 2018. The $4.9 million increase in net cash used in investing activities from continuing operations was primarily attributable to an increase in capital expenditures in relation to the major renovations of our flagship stores over fiscal 2018.

Net cash provided by financing activities from continuing operations was $10.2 million in fiscal 2020, as compared to $18.5 million during fiscal 2019. The $8.3 million decrease in cash flows from financing activities was primarily due to a decrease in cash inflows from entering into the Term Loan of $12.5 million in June 2018, partially offset by an increase in bank indebtedness of $0.7 million in fiscal 2020 as compared to fiscal 2019, lower long-term debt repayments of $2.3 million in fiscal 2020 as compared to fiscal 2019, a decrease in the payment of loan origination fees of $0.6 million in fiscal 2020 as compared to fiscal 2019, and an increase in leasehold inducement received of $0.6 million in fiscal 2020, compared to nil in fiscal 2019.

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

Net cash used in discontinued operations amounted to $0.6 million in fiscal 2020 compared to $0.4 million in fiscal 2019 as a result of certain Mayors’ related costs that the Company incurred in fiscal 2020, compared to transaction related costs, net of recovery of expenses received as part of the transition service agreement with Aurum in fiscal 2019.

The following table details capital expenditures in fiscal 2020, 2019, and 2018:

	Fiscal Year Ended
	March 28, 2020	March 30, 2019	March 31, 2018
	(In thousands)
Leasehold improvements	$1,518	$6,593	$4,848
Electronic equipment, computer hardware and software	1,165	1,774	3,491
Furniture and fixtures and equipment	73	6,166	2,004

Total capital expenditures (1)	$2,756	$14,533	$10,343

(1)

Includes capital expenditures financed by finance leases (referred to as capital leases in fiscal years 2019 and prior due to the adoption of ASU 2017-02 – Leases, Topic 842) of nil in fiscal 2020, nil in fiscal 2019, and $1.1 million in fiscal 2018 as well as capital expenditures included in accounts payable of $0.6 million as of March 28, 2020, $3.7 million as of March 30, 2019, and $3.1 million as of March 31, 2018. .

In the last three fiscal years, we invested a total of approximately $27.6 million in capital expenditures primarily associated with the remodeling of our existing store network including the completion of major transformative renovations at our three flagship locations in Montreal (completed in June 2018), Vancouver (completed in February 2019) and Toronto (completed in March 2019) as well as the opening of our Graff and Patek Philippe boutiques in Vancouver (completed in December 2018), the opening of Market Mall in Calgary (completed in November 2019), the remodeling of the Willowdale location in Toronto (completed in September of 2019) and an on-going enterprise resource planning (“ERP”) implementation.

In the current fiscal year, the Company transitioned out of a very capital-intensive period which lasted from fiscal 2017 to fiscal 2019 during which we implemented our growth-driven strategic objectives of remodeling our retail network including our flagship locations. The capital intensive spending period resulted in temporarily lower sales and contribution margin at the flagship locations under renovation, with a view to generate future long-term returns for the Company. Prior to the COVID-19 pandemic and forced store closures beginning in March2020, the Company experienced a return to normal selling conditions during fiscal 2020. We currently expect to invest a significantly lower amount in capital expenditures in fiscal 2021 and fiscal 2022 as we focus solely on operations and on delivering a return on our strategic investment spending during the period from fiscal 2017 to fiscal 2019. In fiscal 2021, the Company expects to spend approximately $2.3 million in capital expenditures, primarily related to store remodels and a store relocation.

We expect to finance these capital expenditures from operating cash flows, and existing financing arrangements including tenant allowances from our landlords. Such planned capital expenditures could be delayed in the event of prolonged COVID-19 impacts on the Company’s operations and financial condition.

Maintenance of sufficient availability of funding through an adequate amount of committed financing is necessary for us to fund our day-to-day operations. Our ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, or to fund planned capital expenditures and store operations will depend on our ability to maintain adequate levels of available borrowing, obtain favorable payment terms from suppliers and our future performance, which may be subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond our control. We believe that we currently have sufficient working capital to fund our operations. This belief is based on certain assumptions about the state of the economy, the availability of borrowings to fund our operations and estimates of projected operating performance and our assumptions regarding the extent and duration of the outbreak and the effects therefrom. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations. See “Risk Factors” for additional information.

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

None.

Trend Information

During fiscal 2020, we started to benefit from the positive impacts of our major renovations to our flagship locations in Montreal, Toronto and Vancouver which took place in fiscal 2018 and fiscal 2019. The fact that these flagship stores were fully operational for the complete year in fiscal 2020, prior to the COVID-19 pandemic, had a significant positive impact on customer experience, customer acquisition and retention, foot traffic, and on sales during the fiscal year. We also benefited from our improved assortment of third party branded watches across our retail network and e-commerce channel.

We continue to successfully pursue our strategy to develop the Birks product brand and in fiscal 2020, we launched several new collections. In addition, we continued to pursue our strategies to enhance our customers’ in-store experience, which includes the remodeling of our retail network with the goal of providing our clients with an engaging purchasing experience.

Our gross profit margin from continuing operations has declined over the past five years primarily due to changes in our product sales mix and the increased efforts over the past years to more quickly and aggressively sell through slow moving and discontinued product brands in an effort to improve the productivity and turnover of our inventory. Going forward, we believe that our gross profit margin will stabilize and begin to increase as we continue to promote the development of the Birks product brand which we expect will provide us with higher gross profit margins. We plan to continue to expand our wholesale business through which we distribute Birks branded products to other retailers, and which we believe will be a significant contributor towards growing our gross profit margins. Furthermore, we also intend to continue to execute our merchandising strategy to expand gross margins by developing and marketing exclusive and unique third-party branded products with higher margins.

Over the past few years we have decreased the number of stores we operate following the closure of underperforming stores. Going forward, we plan to continue to evaluate the productivity of our existing stores and close underperforming stores. In addition, we plan to continue to review opportunities to open new stores in new prime retail locations when the right opportunities exist. Increased competition for space in Canada continued to put pressure on occupancy costs and space retention for key locations. In fiscal 2020, we finalized the renovation of one location in Toronto and opened a new store in Calgary. Moreover, we plan to continue to invest in our website and e-commerce platform to bolster our online distribution channel which represents an area of focus for us going forward.

Off-balance sheet arrangements

From time to time, we guarantee a portion of our private label credit card sales to our credit card vendor. As of March 28, 2020 and March 30, 2019, the amount guaranteed under such arrangements was approximately $3.4 million and $5.8 million, respectively. The bad debt experienced under these guarantees has not been material. See Note 14(b) to the consolidated financial statements included in this Annual Report on Form 20-F for additional discussion. We had no other off-balance sheet arrangements as of March 28, 2020.

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of March 28, 2020 and the periods in which payments are due:

	Payments due by Period
	Total	Less Than 1 Year	2-3 Years	4-5 Years	More than 5 Years
	(In thousands)
Contractual Obligations
Debt maturities(1)	$74,401	$—	$72,292	$—	$2,109
Finance lease obligations	187	64	103	20	—
Other long-term liabilities(2)	1,727	104	1,237	66	320
Interest on long-term debt(3)	3,778	1,754	1,327	465	232
Operating lease obligations(4)	127,681	13,399	27,075	25,085	62,122

Total	$207,774	$15,321	$102,034	$25,636	$64,783

(1)	Includes bank indebtedness in the 2-3 year category to reflect the current expiration date of the line of credit.
(2)	The amount of less than one year is recorded within accrued liabilities.
(3)

Excludes interest payments on amounts outstanding under our credit facility as the outstanding amounts fluctuate based on our working capital needs. Interest expense on other variable rate long-term debts was calculated assuming the rates in effect at March 28, 2020.

(4)

The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which we are obligated. CAM charges were $2.0 million in fiscal 2020, $1.8 million in fiscal 2019, and $1.9 million in fiscal 2018.

In addition to the above and as of March 28, 2020, we had $0.9 million of outstanding letters of credit.

On July 8, 2020, the Company secured a new four-year term loan with Investissement Québec in the amount of $10.0 million. The loan bears an interest rate of 3.14% per annum and is repayable in 36 equal payments beginning in July 2021. This is not reflected in the above table. The term loan with Investissement Québec requires the Company to maintain on an annual basis a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 On July 8, 2020, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 31, 2021. The secured term loan is being used to fund the working capital needs of the Company.

On June 30, 2020, the Company obtained a new moratorium on principal repayments associated to the loan from its controlling shareholder, Montel, of USD$1.25 million (approximately $1.75 million in Canadian dollars), as such the loan will become due on the earlier of August 31, 2021 and 10 days following a liquidity event, subject to the approval by its senior secured lenders and the Company’s Board of Directors.

Leases

The Company leases office, distribution, and retail facilities. Certain retail store leases may require the payment of minimum rentals and contingent rent based on a percentage of sales exceeding a stipulated amount. The Company’s lease agreements expire at various dates through 2034, are subject, in many cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices, which are considered as variable costs.

The Company determines its lease payments based on predetermined rent escalations, rent-free periods and other incentives. The Company recognizes rent expense on a straight-line basis over the related terms of such leases, including any rent-free period and beginning from when the Company takes possession of the leased facility. Variable operating lease expenses, including contingent rent based on a percentage of sales, CAM charges, rent related taxes, mall advertising and adjustments to consumer price indices, are recorded in the period such amounts and adjustments are determined. Lease terms occasionally include renewal options for additional periods of up to 6 years. The Company uses judgment when assessing the renewal options in the leases and assesses whether or not it is reasonably certain to exercise these renewal options if they are within the control of the Company. Any renewal options not reasonably certain to be exercised are excluded from the lease term. There is generally no readily determinable discount rate implicit in the Company’s leases. Accordingly, the Company uses its incremental borrowing rate for a term that corresponds to the applicable lease term in order to measure its lease liabilities and has elected to use such rates based on lease terms remaining as of March 31, 2019 and any new leases entered into thereafter.

The amounts of the Company’s operating lease right-of-use (“ROU”) asset and current operating lease liabilities are presented separately on the Consolidated Balance Sheet as of March 28, 2020. Substantially all of the Company’s leases are operating leases as of March 28, 2020. The Company records lease expenses within selling, general and administrative expenses. The Company monitors for events or changes in circumstances that require a reassessment of one of its leases. ROU assets, as part of the group of assets, are periodically reviewed for impairment. The Company uses the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant and Equipment – Overall, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

Payments arising from operating lease activity, as well as variable and short-term lease payments not included within the operating lease liability, are included as operating activities on the Company’s consolidated statement of cash flows. Operating lease payments representing costs to ready an asset for its intended use (i.e. leasehold improvements) are represented within investing activities within the Company’s consolidated statements of cash flow.

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

Going concern assumption

Our consolidated financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. In evaluating our ability to continue as a going concern, we are required to determine whether we have the ability to fund our operations and meet our cash flow requirements. This evaluation requires us to estimate and forecast our cash flows for at least the next twelve months from the date the financial statements were authorized for issuance. Significant estimates that have the greatest impact on our analysis include our estimate of sales, gross margins and expenses, estimates of collateral values performed by our lenders throughout the year which could increase or decrease our availability under our senior secured credit facility, estimates of forecasted working capital levels, timing of inventory acquisitions, vendor terms and payments, interest rate and foreign exchange rate assumptions.

Furthermore, we have also made judgments on whether any reserves would be imposed by our senior secured lenders. In addition, we also had to consider how the effects of COVID-19 impacts our ability to forecast various assumptions and how it may impact our liquidity. The uncertainties around COVID-19 and related regulations, responses, and economic uncertainty have led us to consider other future scenarios in our analysis. Significant variances from our assumptions used in preparing our going concern analysis could significantly impact our ability to meet our projected cash flows. Our ability to meet our projected cash flows could also be impacted if our senior secured lenders impose additional restrictions on our ability to borrow on our collateral or if we do not adhere to the applicable financial covenant under our Credit Facility and Term Loan, which would be considered an event of default.

The Company funds its operations primarily through committed financing under its Credit Facility and Term Loan described in Note 7 of our consolidated financial statements included elsewhere in this 20-F. The Credit Facility along with the Term Loan are used to finance working capital, finance capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations, obtain favorable payment terms from suppliers, as well as specified excess availability levels under its Credit Facility and its Term Loan. The sole financial covenant which the Company is required to adhere to under both Credit Facility and its Term Loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Credit Facility and under the Term Loan, that could result in the outstanding balances borrowed under the Company’s Credit Facility and Term Loan becoming due immediately, which would result in cross defaults on the Company’s other borrowings. The Company met its excess availability requirement as of and throughout the year ended March 28, 2020 and as of the date the financial statements were authorized for issuance, and expects to have excess availability of at least $8.5 million for at least the next twelve months.

The term loan with Investissement Québec requires the Company to maintain on an annual basis a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01). On July 8, 2020, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 31, 2021.

Refer to note 1 to the consolidated financial statements for additional information.

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

Item 6. Directors, Senior Management and Employees

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our executive officers and directors, and their respective ages and positions as of July 6, 2020. At the commencement of fiscal year 2020, the Company had five executive officers. During the fiscal year 2020, the two following executive officers ceased to be executive officers of the Company: (i) Aurélie Pepion, our former Vice President, Omni-Channel Sales, Operations and Marketing, who left the Company on September 6, 2019 and (ii) Pasquale (Pat) Di Lillo, our former Vice President and Chief Financial Officer, who left the Company on January 17, 2020. Lanita Layton, our Vice President, Chief Omni-Channel Sales and Marketing Officer and Katia Fontana, our Vice President and Chief Financial Officer, joined the Company on October 8, 2019 and January 13, 2020, respectively. The Company recently implemented a senior management reorganization thereby eliminating the position of Vice President, Chief Omni-Channel Sales and Marketing Officer, held by Ms. Lanita Layton, effective July 3, 2020.

Name	Age	Position
Niccolò Rossi di Montelera	47	Executive Chairman of the Board & Director
Jean-Christophe Bédos	55	President, Chief Executive Officer & Director
Davide Barberis Canonico	54	Director
Shirley A. Dawe	73	Director
Frank Di Tomaso	73	Director
Louis L. Roquet	77	Director
Joseph F.X Zahra	64	Director
Katia Fontana	50	Vice President, Chief Financial Officer
Maryame El Bouwab	42	Vice President, Merchandising, Planning and Supply Chain
Miranda Melfi	56	Vice President, Human Resources, Chief Legal Officer & Corporate Secretary

Directors

Niccolò Rossi di Montelera, age 47, was elected to the Company’s Board of Directors on September 23, 2010 and served as Vice-Chairman of the Company’s Board of Directors from June 2015 until being appointed Executive Chairman of the Board effective January 1, 2017. Mr. Rossi di Montelera’s term as a director of Birks Group expires in 2020. Mr. Rossi di Montelera was a consultant for Gestofi from August 2009 until December 31, 2016 and provided consulting services to the Company in the areas of new product and brand development in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002 he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of Directors of Montrovest until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, who was the Company’s Chairman of the Board until December 31, 2016, and is the brother-in-law of Mr. Carlo Coda-Nunziante who was the Company’s Vice President, Strategy until March 31, 2018.

Jean-Christophe Bédos, age 55, was appointed to the Company’s Board of Directors on April 19, 2012. He was the Company’s Chief Operating Officer from January 2012 to March 2012 and became the Company’s President and Chief Executive Officer on April 1, 2012. He became a director of Birks Group on April 19, 2012 and his term as a director expires in 2020. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweler Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewelry industry at Cartier in 1988.

Davide Barberis Canonico, age 54, was elected to the Company’s Board of Directors in September 2013. Mr. Canonico’s term as a director of Birks Group expires in 2020. From January 1, 2016 until April 2018, Mr. Canonico was also the Chief Executive Officer of Autofil Yarn Ltd., a company in the textile industry supplying yarn to the automotive industry with manufacturing facilities in the United Kingdom and Bulgaria and was the Group Strategy Director from June 2015 to December 2015. From 1998 to March 2016, he was President and Chief Executive Officer of Manifattura di Ponzone S.p.A., an Italian family-owned company in the textile industry. From 2001 to 2015, he was also a member of the board of Sinterama S.p.A., a company in the textile industry with manufacturing facilities worldwide. He was a member of the Supervisory Board of Montrovest B.V. until April 2018.

Shirley A. Dawe, age 73, has been a member of the Company’s Board of Directors since 1999. Ms. Dawe’s term as a director of Birks Group expires in 2020. She is also a corporate director and has been President of Shirley Dawe Associates Inc., a Toronto-based management advisory company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the board of directors of numerous public and private companies in Canada and the U.S.

Frank Di Tomaso, age 73, was elected to the Company’s Board of Directors in September 2014. Mr. Di Tomaso’s term as a director of Birks Group expires in 2020. Mr. Di Tomaso is a corporate director. He has been a Chartered Professional Accountant since 1972. He was an audit and advisory partner at Raymond Chabot Grant Thornton LLP from 1981 to 2012 where he held the position of Managing Partner Audit – Public Companies until he retired in 2012. Mr. Di Tomaso also has been and currently is a member of a number of other public company corporate boards, namely Intertape Polymer Group Inc. and ADF Group Inc.

Louis L. Roquet, age 77, was appointed to the Company’s Board of Directors on May 11, 2016. Mr. Roquet’s term as a director of Birks Group expires in 2020. Mr. Roquet is the Chancellor and Chairman of the Board of Université de Montréal since June 2018. Mr. Roquet was previously a member of the Company’s Board of Directors from August 2007 to July 2014 before being appointed by the Québec Government to the position of Chairman of the Board of Investissement Québec in July 2014 from which he resigned on May 2, 2016. From 2012 to 2014, Mr. Roquet was Managing Director of Cevital Spa, a large Algerian manufacturer of food products. Mr. Roquet has served as General Manager of the City of Montréal from January 2010 to January 2012. From April 2004 to October 2009, he was President and Chief Operating Officer of Desjardins Venture Capital and was responsible for managing Desjardins’ venture capital funds together with those of Capital Régional and Coopératif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. From 2002 to 2004, Mr. Roquet served as President and General Manager of Société des alcools du Québec, Québec’s Liquor Board. Prior to 2002 he held the title of President and Chief Executive Officer of Investissement Québec, Secretary General of the City of Montréal and General Manager of Montréal Urban Community. He also serves as a director of numerous non-profit organizations.

Joseph F.X. Zahra, age 64, was appointed to the Company’s Board of Directors on November 9, 2016. Mr. Zahra’s term as a director of Birks Group expires in 2020. Mr. Zahra is a founding partner and director of SurgeAdvisory Limited, an advisory firm which focuses on strategy and transformation management, succession planning and boardroom coaching operating in Malta, since January 1, 2017. Prior thereto, he was a founding partner and managing director of MISCO, an independent consulting group operating in Malta, Cyprus and Italy from 1983 to 2016. Mr. Zahra also serves as director of several private, publicly-listed and regulated companies operating in the following industries: financial services (insurance and investment services), oil services, transportation, retail and hospitality. Mr. Zahra is also chairman of the board of directors of Forestals Investments Ltd. and of Multi Risk Ltd. and chairman of the audit committee of Corinthia Palace Hotel Co. Ltd., Medserv plc and member of the audit committee of United Finance plc. He also serves as chairman of the investment committee of Pendergardens Developments plc and of Multi Risk Indemnity Ltd. and is a member of the investment committee of Chasophie Group Limited.

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

Other Executive Officers

Katia Fontana, age 50, is our Vice President, Chief Financial Officer and has been with Birks Group since January 13, 2020. Prior to joining us, she was Chief Financial Officer at Avenir Global, a holding company for communications and public relations firms. Prior thereto, she was with Groupe Dynamite Inc., an apparel retailer, from 2004 to 2018 in various positions, including Chief Financial Officer, Vice President, Finance and Administration and Director, Finance. From 1993 to 2004, Ms. Fontana was with Deloitte in its audit and assurance practice.

Maryame El Bouwab, age 42, is our Vice President, Merchandising, Planning and Supply Chain. She has been with the Company since March 2013. Prior to her current position, she was the Company’s Vice President, Planning and Supply Chain from June 1, 2018 to September 30, 2018 and Vice President, Merchandise Planning from February 1, 2017 to May 31, 2018. From March 2013 to February 2017, she was the Company’s Director of Merchandise Planning. Prior to joining the Company, Ms. El Bouwab was, from 2005 to 2012, with Mexx Canada and Lucky Brand Jeans and held the position of Merchandising and Planning Manager.

Miranda Melfi, age 56, is our Vice President, Human Resources, Chief Legal Officer and Corporate Secretary and has been with Birks Group since April 2006. Prior to her current position, she was our Vice President, Legal Affairs and Corporate Secretary from April 2006 to September 2018. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

COMPENSATION OF DIRECTORS AND OFFICERS

Director Compensation

During fiscal 2020, each director who was not an employee of the Company received an annual fee of USD$25,000 (approximately $33,000 in Canadian dollars) for serving on our Board of Directors, USD$1,500 (approximately $2,000 in Canadian dollars) for each Board meeting attended in person and USD$750 (approximately $1,000 in Canadian dollars) for each Board meeting attended by phone. The chairperson of each of the audit committee, compensation committee and corporate governance and nominating committee received an additional annual fee of USD$10,000, USD$8,000 and USD$5,000 (approximately $13,000, $10,500 and $6,750 in Canadian dollars) respectively. The members of each of the audit committee, compensation committee and corporate governance and nominating committee received an additional annual fee of USD$5,000, USD$4,000 and USD$2,500 (approximately $6,500, $5,250 and $3,275 in Canadian dollars), respectively, and the independent member of the executive committee received an additional annual fee of USD$4,000 (approximately $5,250 in Canadian dollars). The chairperson and any other members of any special independent committee of directors that may be established from time to time is entitled to receive compensation as may be determined by the Board of Directors for his or her service on such committee.

Until September 2019, the Board of Directors had a corporate governance and nominating committee. The corporate governance and nominating committee was eliminated in September 2019 and the corporate governance responsibilities of the committee were transferred to the audit committee and the nominating responsibilities were transferred to the compensation committee. As a consequence of the elimination of the corporate governance and nominating committee, the audit and corporate governance committee as well as the compensation and nominating committee were formed. Since September 2018 and every September thereafter, each director who is not an employee of the Company is entitled to receive deferred stock units equal to a value of USD$25,000 (approximately $33,000 in Canadian dollars). In November 2016, September 2017, September 2018, and October 2019 each non-employee director received deferred stock units equal to a value of USD$10,000, USD$20,000, USD$25,000 and USD$25,000 (approximately $13,000, $25,000, $33,000 and $33,000 in Canadian dollars), respectively. In June 2019 the chairman of the Special Committee and each member of the Special Committee was issued deferred stock units equal to a value of USD$30,000 and USD$25,000 (approximately $40,000 and $33,000 in Canadian dollars), respectively. In April 2014 and April 2015, 5,000 stock appreciation rights were granted to each non-employee director. In addition, in September 2014, 2,000 stock appreciation rights were granted to a new member of the Company’s Board of Directors. All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

On November 15, 2016, the Company’s Board of Directors approved annual payments of €200,000 (approximately $296,000 in Canadian dollars) and €50,000 (approximately $74,000 in Canadian dollars) to Mr. Niccolò Rossi di Montelera for his role as Executive Chairman of the Board and Chairman of the Executive Committee, respectively, effective January 1, 2017.

Executive Compensation

We are a “foreign private issuer” under U.S. securities laws and not a reporting issuer under Canadian securities laws and are therefore not required to publicly disclose detailed individual information about executive compensation under U.S. securities laws to the extent that we comply with the rules of our home jurisdiction. As such, the executive compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers are detailed in our Management Proxy Circular described below. Under the Canada Business Corporations Act, being the statute under which we were incorporated, we are required to provide certain information on executive compensation. The aggregate compensation paid by us to our four executive officers and two executive officers that left in fiscal 2020, and one recently in fiscal 2021 was approximately $1,812,000 (annual salary).

The summary compensation table regarding our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers and the option/RSU grants and exercise of options/RSU tables in our Management Proxy Circular will be filed on Form 6-K with the SEC in connection with our 2020 Annual Meeting of Shareholders.

Birks Group Incentive Plans

The following plan makes reference to stock prices, since BGI trades publicly on the NYSE American, all stock prices are denominated in U.S. dollars.

Long-Term Incentive Plan

In 2006, Birks Group adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks Group’s business. As of May 31, 2020, there were 96,000 cash-based stock appreciation rights exercisable by members of the Company’s Board of Directors and outstanding stock options to purchase 560,000 shares of the Company’s Class A voting shares granted to members of the Company’s senior management team under the Long-Term Incentive Plan. The stock appreciation rights outstanding as of May 31, 2020, under the Long-Term Incentive Plan, have a weighted average exercise price of $1.11 and the stock options outstanding as of May 31, 2020, under the Long-Term Incentive Plan have a weighted average exercise price of $1.06.

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

In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of May 31, 2020, the only awards outstanding under the Omnibus LTIP were 465,134 deferred stock units granted to members of the Company’s Board of Directors, and 142,000 Class A voting shares underlying options granted to members of the Company’s senior management team. During fiscal 2020, all of the outstanding restricted stock units granted to members of the Company’s senior management team were exercised.

Birks Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of its business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of May 31, 2020, there were 2,818 Class A voting shares underlying options granted under the Birks ESOP at a weighted average exercise price of $1.05 per share.

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

Our Board of Directors has determined that five of our seven directors (Davide Barberis Canonico, Shirley A. Dawe, Frank Di Tomaso, Louis L. Roquet and Joseph F.X Zahra) qualify as independent directors within the meaning of Section 803A of the NYSE American Company Guide.

All of the directors on our Compensation, Corporate Governance and Audit committees were independent until it was eliminated in September 2019. The corporate governance responsibilities of the committee were transferred to the audit committee and the nominating responsibilities were transferred to the compensation committee. As a consequence of the elimination of the corporate governance and nominating committee, the audit and corporate governance committee as well as the compensation and nominating committee were formed.

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

Notwithstanding the fact that we qualify for the “controlled company” exemption, we maintain an Audit and Corporate Governance Committee and a Compensation and Nominating Committee comprised solely of independent directors.

During fiscal 2020, our Board of Directors held a total of eight board of directors meetings and twenty-four committee meetings. During such period, all of the directors attended 100% of the meetings of the Board of Directors, except for one director who attended 88% of the meetings.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. During fiscal 2020, our Board of Directors was composed of the four main committees until September 2019 when the corporate governance and nominating committee was eliminated. The corporate governance responsibilities of the committee were transferred to the audit committee and the nominating responsibilities were transferred to the compensation committee. Prior to the elimination of the corporate governance and nominating committee, during fiscal year 2020, the compensation and nominating committee held two meetings and all members of the compensation and nominating committee attended 100% of these meetings during that period. As a consequence of the elimination of the corporate governance and nominating committee, the audit and corporate governance committee as well as the compensation and nominating committee were formed. Below are the current three main committees of the Board of Directors. The Board of Directors may from time to time also create special committees of the Board as needed.

1. Audit and Corporate Governance Committee. We have a separately designated standing audit and corporate governance committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit and corporate governance committee operates under a written charter adopted by the Board of Directors. The audit and corporate governance committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit and corporate governance committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. The audit and corporate governance committee is also responsible for overseeing all aspects of the Company’s corporate governance policies. In addition, the audit and corporate governance committee is responsible for the oversight and review of all related party transactions. During fiscal 2020, the audit and corporate governance committee held four meetings. During such period, all the members of the audit and corporate governance committee attended 100% of these meetings. During fiscal year 2020, the audit and corporate governance committee was comprised of Frank Di Tomaso (Chair), Louis L. Roquet , Joseph F.X. Zahra, and Emily Berlin until September 18, 2019, each of whom was financially literate and an independent (as defined by the NYSE American listing standards and SEC rules), non-employee director of the Company. We have determined that Frank Di Tomaso is an “audit committee financial expert” as this term is defined under SEC rules. Neither the SEC nor the NYSE American requires us to designate an “audit committee financial expert”. A copy of the audit committee charter is available on the Company’s website at www.birks.com.

2. Compensation and Nominating Committee. We have a standing compensation and nominating committee. The compensation and nominating committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation and nominating committee is to recommend to the Board of Directors (i) director compensation and (ii) executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of Birks Group. The compensation and nominating committee also establishes criteria for goals and objectives for variable compensation, evaluates the performance of the Chief Executive Officer on an annual basis and provides recommendations to the Board of Directors regarding Chief Executive Officer and senior management succession plans. Certain decisions regarding compensation of certain other executive officers are reviewed by the compensation committee. During fiscal 2020, the compensation and nominating committee held four meetings and all of the members of the compensation committee attended 100% of these meetings during such period. During fiscal 2020, the compensation and nominating committee was comprised of Shirley A. Dawe (Chair), Frank Di Tomaso and Louis L. Roquet. Each member of the compensation and nominating committee is an independent (as defined by the NYSE American listing standards), non-employee director of the Company.

The compensation and nominating committee is also responsible for nominating potential nominees to the Board of Directors. The Company’s policy with regard to the consideration of any director candidates recommended by a shareholder is that it will consider such candidates and evaluate such candidates by the same process as candidates identified by the compensation and nominating committee. The Company has adopted a policy requiring that a director nominee, whether such candidate was recommended by the compensation and nominating committee or a shareholder, should possess, at least, integrity and commitment to service on the board. In addition to those minimum qualifications, the compensation and nominating committee will consider the following qualities or skills, which the Board as a whole should possess: business judgment, financial literacy, public company experience, accounting and finance experience, industry knowledge, diversity and the ability to provide strategic insight and direction A detailed discussion of each of these attributes can be found in the compensation and nominating committee charter, which is available on the Company’s website at www.birks.com.

3. Executive Committee. We have a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between meetings of the Board of Directors for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in our operations, including but not limited to monitoring the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan.

The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. During fiscal year 2020, the executive committee consisted of: Niccolò Rossi di Montelera (Chair), Jean-Christophe Bédos, Davide Barberis Canonico, Louis L. Roquet and Joseph F.X. Zahra. For fiscal 2020, the executive committee held six meetings. All of the members of the executive committee attended 100% of these meetings during such period. Messrs. Roquet and Zahra are independent, non-employee directors of the Company.

EMPLOYEES

As of March 28, 2020, we employed approximately 365 persons. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, training, retraining and developing the best people in our industry.

Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations and wholesale sales. The table below sets forth headcount by category for our continuing operations in the periods indicated.

Total
As of March 28, 2020*:
Administration	124
Retail	241

Total	365

As of March 30, 2019:
Administration	123
Retail	218

Total	341

As of March 31, 2018:
Administration	124
Retail	224

Total	348

*	As of March 28, 2020, 74 administration employees and 217 retail employees were placed on temporary lay-off as a result of the COVID-19 pandemic.

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2020, based on 10,252,911 Class A voting shares, by each executive officer and each director:

Name of Beneficial Owner	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Niccolò Rossi di Montelera	—	—
Jean-Christophe Bédos(1)	450,000	4.4%
Davide Barberis Canonico	—	—
Shirley A. Dawe(2)	1,545	*
Frank Di Tomaso	—	—
Louis L. Roquet	—	—
Joseph F.X. Zahra	—	—
Katia Fontana	—	—
Maryame El-Bouwab	—	—
Miranda Melfi(3)	90,000	*

*	Less than 1%.
(1)

Includes (a) an option to purchase 150,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2020, at a price of USD$1.04 per share and which expires on January 4, 2022; (b) an option to purchase 100,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2020, at a price of USD$0.84 per share and which expires on April 18, 2023, and (c) an option to purchase 100,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2020 at a price of USD$0.78 per share and which expires on September 16, 2025; and (d) an option to purchase 100,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2020, at a price of USD$1.43 per share and which expires on November 15, 2026.

(2)	Includes 1,545 Class A voting shares.
(3)

Includes (a) an option to purchase 15,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2020, at a price of USD$1.25 per share and which expires on September 23, 2020; (b) an option to purchase 10,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2020, at a price of USD$0.89 per share and which expires on November 14, 2022; (c) an option to purchase 25,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2020, at a price of USD$1.66 per share and which expires on September 12, 2023; (d) an option to purchase 25,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2020, at a price of USD$0.78 per share and which expires on September 16, 2025; and (e) an option to purchase 15,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2020, at a price of USD$1.43 per share and which expires on November 15, 2026.

For arrangements involving the issuance or grant of options or shares of the Company to such named executive officers and other employees, see above under the heading “Compensation of Directors and Officers” and Item 10. “Additional Information—Material Contracts—Employment Agreements.”

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2020 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and/or Class B multiple voting shares. The major shareholders listed with Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Unless otherwise indicated in the table, each of the individuals named below, to the Company’s knowledge, has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 10,252,911 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on May 31, 2020, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Annual Report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of May 31, 2020 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. For information regarding entities or persons that directly or indirectly control us, see “Item 3. Key Information – Risk Factors – Risks Related to the Company.”

Name of Beneficial Owner(1)	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
The Grande Rousse Trust(2)	13,646,692	75.9%
Meritus Trust Company Limited(3)	13,646,692	75.9%
Montel S.à.r.l(4)	8,846,692	63.3%
Mangrove Holding S.A.(5)	4,800,000	33.7%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite its name.
(2)

Includes 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montel S.à.r.l (“Montel” previously Montrovest B.V. (“Montrovest”)) and Mangrove Holding S.A. (“Mangrove”) collectively would be entitled upon conversion of the Class B multiple voting shares held by Montel and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montel and Mangrove collectively are beneficially owned by The Grande Rousse Trust. Montrovest merged with its parent company, Montel, on August 31, 2018 (the “Montrovest Merger”), and as such, all of the shares held by Montrovest at the time of the Montrovest Merger are now held by Montel. Confido Limited has the power to remove the trustee of The Grande Rousse Trust. As a result, Confido Limited may be deemed to have beneficial ownership of the Class A voting Shares held by Montel or Mangrove.

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

As of May 31, 2020, there were a total of 232 holders of record of our Class A voting shares, of which 178 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 77% of our outstanding Class A voting shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees. None of our Class B multiple voting shares are held in the United States. Each Class B multiple voting share entitles the holder to ten (10) votes at all meetings of our shareholders (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of our restated articles or the Canada Business Corporations Act).

RELATED PARTY TRANSACTIONS

Management Consulting Services Agreement

Effective January 1, 2016, the Company entered into a management consulting services agreement with Gestofi S.A. (“Gestofi”), all in accordance with the Company’s Code of Conduct relating to related party transactions. Under the management consulting services agreement, Gestofi provides the Company with services related to the obtaining of financing, mergers and acquisitions, international expansion projects, and such other services as the Company may request. Under the agreement, The Company paid an annual retainer of €140,000 (approximately $202,000 in Canadian dollars). The original term of the agreement was until December 31, 2016 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In November 2018, the agreement was renewed on the same terms and conditions except that the retainer was reduced to €40,000 (approximately $61,000 in Canadian dollars). In March 2019, the agreement was amended to (i) eliminate the yearly retainer and reimburse only the out-of-pocket expenses related to the services, and (ii) allow for a success fee to be mutually agreed upon between the Company and Gestofi in the event that financing or a capital raise is achieved. In fiscal 2020, 2019, and 2018, the Company incurred expenses of nil, €40,000, and €115,000 (approximately nil, $61,000 and $173,000 in Canadian dollars) respectively under this agreement to Gestofi. In November 2019, the agreement was renewed for an additional one-year term on the same terms and conditions.

Cash Advance Agreements

The Company has a cash advance outstanding from the Company’s controlling shareholder, Montel (formerly Montrovest), of USD$1.5 million (approximately $2 million in Canadian dollars) originally received in May 2009 from Montrovest. This cash advance was provided to the Company by Montrovest to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s Credit Facility and Term Loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s Credit Facility permit such a payment. At March 28, 2020 and March 30, 2019, advances payable to Montel amounted to USD$1.5 million (approximately $2.1 million and $2.0 million in Canadian dollars, respectively).

On July 28, 2017, the Company received a USD$2.5 million (approximately $3.3 million in Canadian dollars) loan from Montel, to finance its working capital needs. The loan bears interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is due and payable in two equal payments of USD$1.25 million (approximately $1.55 million in Canadian dollars) in each of July 2018 and July 2019. During fiscal year 2019, USD$1.25 million (approximately $1.55 million in Canadian dollars) was repaid. In May 2019, Montel granted the Company a one year extension of the term of the outstanding balance of $1.8 million (USD $1.25 million) which was scheduled to be fully repaid in July 2019. In December 2019, the Company obtained a new one-year moratorium on principal repayments and as such the loan will become due in December 2020. On June 30, 2020, the Company obtained a new moratorium on the principal repayment, and the loan will become due on the earlier of August 31, 2021 and 10 days following a liquidity event, subject to the approval by its senior secured lenders and the Company’s Board of Directors. At March 28, 2020 and March 30, 2019, loans payable to Montel amounted to USD$1.25 million (approximately $1.8 million and $1.7 million in Canadian dollars, respectively).

Due to the Montrovest Merger, Montrovest’s separate legal existence ceased and as a result of such merger, the cash advance agreements as well as the loan agreement have been assumed by Montel.

Consulting Services Agreement

On June 30, 2009, our Company’s Board of Directors approved our Company entering into a consulting services agreement with Gestofi in accordance with our Company’s Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi di Montelera as the employee of Gestofi responsible for providing the consulting services. The consulting services relate to providing advice and assistance in (i) new product development and product brand collection assortment, (ii) strategic and business development projects and financial matters, (iii) the implementation of the Company’s strategy and planning, and (iv) such other services reasonably requested by our Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The initial one-year term of the agreement began on August 1, 2009 and the agreement may be renewed for additional one-year terms. The agreement has been renewed yearly. The Consulting Services prior to June 2014, were provided to us for a fee of approximately $13,700 per month less any applicable taxes plus out of pocket expenses. In June 2014, upon the renewal of the agreement for an additional one-year term, the monthly fee changed to 13,000 Swiss francs (approximately $15,560 in Canadian dollars). On August 1, 2015, an amended and restated consulting agreement was entered into on substantially the same terms and conditions until July 31, 2016. In June 2016, the agreement was renewed for an additional one-year term. In addition, in February 2015, our Board of Directors approved the payment of an annual fee of USD$12,500 (approximately $15,625 in Canadian dollars) to Gestofi for services it provided in connection with the issuance and maintenance of a letter of credit for our benefit. The agreement as it relates to the Consulting Services provided by Mr. Niccolò Rossi di Montelera was terminated effective December 31, 2016. Mr. Niccolò Rossi di Montelera is a member of the Company’s Board of Directors and is the son of Dr. Rossi di Montelera, the Company’s former Chairman and a director and chairman of the board of Gestofi.

Reimbursement Letter Agreement

In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl, of certain expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s then Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s Chairman of the Executive Committee and the Company’s current Executive Chairman of the Board, for the work performed on behalf of the Company, up to a yearly maximum of USD$260,000 (approximately $340,000 in Canadian dollars). This agreement was renewed annually and for fiscal 2019, the yearly maximum was reduced to USD$130,000 (approximately $170,000 in Canadian dollars), and the terms were amended so that only administrative support and analytical service costs would be reimbursed in Euros. This agreement was renewed in March 2020 for an additional one-year term. During fiscal 2020, 2019, and 2018, the Company incurred expenses of €46,000, USD$127,000, and USD$245,000, (approximately $68,000, $167,000, and $315,000 in Canadian dollars) respectively to Regaluxe Srl under this agreement.

Distribution Agreement

In April 2011, our corporate governance and nominating committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe Srl. Under the agreement, Regaluxe Srl is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on April 1, 2011. Under this agreement, the Company pays Regaluxe Srl a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe Srl less a discount factor of 3.5%. The agreement’s initial term was until March 31, 2012, and may be renewed by mutual agreement for additional one year terms. This agreement has been renewed annually and in March 2020, the agreement was renewed for an additional one-year term. During fiscal year 2020, fiscal 2019 and fiscal 2018, the Company did not make any payments to Regaluxe Srl under this agreement.

Advisory Consulting Services Agreement

On November 15, 2016, the Company’s Board of Directors approved entering into a consulting services agreement with Gestofi effective January 1, 2017. Under the one-year agreement, that was not renewed, Dr. Lorenzo Rossi di Montelera is providing advice and assistance on strategic and development projects and financial matters for a total fee of USD$50,000 (approximately $65,000 in Canadian dollars) during the period from January to September 2017. In fiscal 2018, the Company paid USD$33,333 (approximately $43,000 in Canadian dollars) in relation to this agreement.

Consulting Agreement

On March 28, 2018, the Company’s Board of Directors approved the Company’s entry into a consulting services agreement with Carlo Coda Nunziante effective April 1, 2018. Under the agreement, Carlo Coda Nunziante, the Company’s former Vice President, Strategy, is providing advice and assistance on the Company’s strategic planning and business strategies for a total annual fee, including reimbursement of out-of-pocket expenses of €146,801 (approximately $222,000 in Canadian dollars), net of applicable taxes. In fiscal 2020 and fiscal 2019, the Company incurred charges of €154,000 and €153,000 (approximately $229,000 and $231,000 in Canadian dollars), including applicable taxes, respectively. This agreement has been renewed in March 2020 for an additional one-year term upon the same terms and conditions.

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

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowing under the credit facility and the term loan from Crystal bear interest at floating rates, which are based on CDOR or prime plus a fixed additional interest rate. As of March 28, 2020, we have not hedged these interest rate risks. As of March 28, 2020, we had approximately $70.3 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.7 million.

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

To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of March 28, 2020, we had not hedged these foreign exchange rate risks. As of March 28, 2020, we had approximately $20.8 million of net liabilities subject to foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 100 basis point strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 28, 2020, our earnings would have increased or decreased, respectively, by approximately $0.2 million. This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 28, 2020, our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), were effective.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of March 28, 2020, our internal control over financial reporting was effective.

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

Item 16C. Principal Accountant Fees and Services

During fiscal 2020 and fiscal 2019, we retained KPMG LLP, our independent registered public accountant, to provide services in the following categories and amounts:

Audit Fees

The aggregate fees billed by KPMG LLP for professional services rendered for the audit and interim review of our consolidated financial statements was $502,622 in fiscal 2020 and $373,500 in fiscal 2019.

Audit Related Fees

During fiscal 2020 and fiscal 2019, KPMG LLP provided audit related services for a total amount of nil and $2,850, respectively.

Tax Fees

During fiscal 2020 and fiscal 2019, KPMG LLP provided tax advisory services for a total amount of $26,287, and $13,450, respectively.

All Other Fees

During fiscal 2020 and fiscal 2019, KPMG LLP provided advisory services for a total amount of nil and $1,500, respectively.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not, nor did any affiliated purchaser, purchase any of our equity securities during fiscal 2020.

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

4.4	Employment Agreement between Miranda Melfi and Birks Group dated February 24, 2006. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.5

Management Consulting Services Agreement between Birks Group Inc. and Gestofi S.A. entered into as of November 20, 2015. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on June 30, 2016.

4.6	Birks Group Inc. Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.7	Birks Group Inc. Omnibus Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on August 26, 2016.

4.8	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Carlo Coda-Nunziante. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.9	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Joseph A. Keifer. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.10	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Marco Pasteris. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.11

Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.12

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

4.14	Form of Stock Appreciation Rights Agreement. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.15*	Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 8, 2020

4.16

Amended and Restated Cash Advance Agreement between Birks Group Inc. and Montrovest B.V., dated June 8, 2011. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.17

Master Lease Agreement dated March 15, 2017 among Birks Group Inc., Mayors Jewelers of Florida, Inc. and Onset Financial, Inc. Incorporated by reference from the Birks Group Inc. Form 6-K filing with the SEC on May 12, 2017.

4.18

Letter Agreement between Mayor’s Jewelers and Thomas A. Andruskevich, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.19

Letter Agreement between Mayor’s Jewelers and Filippo Recami, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.20

Letter Agreement between Mayor’s Jewelers and Joseph Keifer, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.21

Letter Agreement between Mayor’s Jewelers and Marco Pasteris, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.22

Letter Agreement between Mayor’s Jewelers and Carlo Coda-Nunziante, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.23

Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos, dated January 4, 2012. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.24

Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos dated April 18, 2013. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 26, 2015.

4.25

Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos effective October 1, 2015. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on June 30, 2016.

4.26	Employment Agreement between Birks Group Inc. and Pasquale (Pat) Di Lillo, dated October 30, 2014. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on November 11, 2014.

4.27	Canadian Offering Memorandum, dated as of April 27, 2012. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.28	Form of Subscription Rights Certificate. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on May 24, 2012.

4.29	Employment Agreement between Aurélie Pepion and Birks Group Inc., dated as of April 2, 2018. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 3, 2018.

4.30	Consulting Services Agreement between Carlo Coda Nunziante and Birks Group Inc., dated March 31, 2018. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 3, 2018.

4.31

Stock Purchase Agreement entered into between Birks Group Inc., and Aurum Holdings. Ltd. dated August 11, 2017. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on August 11, 2017.

4.32

Credit Agreement by and among Wells Fargo Canada Corporation, as Administrative Agent, the lenders that are parties thereto as the Lenders, and Birks Group Inc. dated as of October 23, 2017. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on October 27, 2017.

4.33

Amendment No. 1 to the Credit Agreement by and among the lenders thereto as lenders, Wells Fargo Canada Corporation as administrative agent, and Birks Group Inc. dated June 29, 2018. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 3, 2018.

4.34*	Amendment No. 2 to the Credit Agreement by and among the lenders thereto as lenders, Wells Fargo Canada Corporation as administrative agent, and Birks Group Inc. dated April 18, 2019.

4.35*	Amendment No. 3 to the Credit Agreement by and among the lenders thereto as lenders, Wells Fargo Canada Corporation as administrative agent, and Birks Group Inc. dated December 20, 2019.

4.36

Credit Agreement by and among Crystal Financial LLC, as Agent, the lenders that are parties thereto as the Lenders, and Birks Group Inc. dated as of June 29, 2018. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 3, 2018.

4.37*	Amendment No. 1 to the Credit Agreement by and among by and among the lenders thereto as lenders, Crystal Financial LLC, as agent, and Birks Group Inc. dated as of April 18, 2019.

4.38	Employment Agreement dated June 29, 2018 entered into between Birks Group Inc. and Maryame El Bouwab. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on July 13, 2018.

4.40*	Employment Agreement dated December 18, 2019 entered into between Birks Group Inc. and Katia Fontana

4.41*	Description of Capital Stock

8.1*	Subsidiaries of Birks Group Inc.

12.1*	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP.

101.INS*	XBRL Instance Document*

101.SCH*	XBRL Taxonomy Extension Schema Document*

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BIRKS GROUP INC.

Date: July 8, 2020	/s/ Katia Fontana
Katia Fontana,
Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Birks Group Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Birks Group Inc. (the “Company”) as of March 28, 2020 and March 30, 2019, the related consolidated statements of operations, other comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years ended March 28, 2020, March 30, 2019, and March 31, 2018, and the related notes (collectively the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 28, 2020 and March 30, 2019, and the results of its operations and its cash flows for the years ended March 28, 2020, March 30, 2019, and March 31, 2018, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2(s) to the consolidated financial statements, the Company has changed its method of accounting for leases as of March 31, 2019 due to the adoption of Accounting Standards Codification Topic 842 Leases, using a modified retrospective adoption approach.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Montreal, Canada

July 8, 2020

*CPA auditor, CA, public accountancy permit No. A131106

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

BIRKS GROUP INC.

Consolidated Balance Sheets

	As of
	March 28, 2020	March 30, 2019
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$565	$1,179
Accounts receivable and other receivables	6,019	3,537
Inventories	101,899	91,541
Prepaids and other current assets	2,007	2,142

Total current assets	110,490	98,399
Long term receivables	4,538	1,266
Property and equipment	26,613	29,727
Operating lease right-of-use asset	64,069	—
Intangible assets and other assets	4,942	4,403

Total non-current assets	100,162	35,396

Total assets	$210,652	$133,795

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$58,035	$47,021
Accounts payable	48,183	33,264
Accrued liabilities	4,661	9,657
Current portion of long-term debt	64	993
Current portion of operating lease liabilities	5,823	—

Total current liabilities	116,766	90,935
Long-term debt	16,217	16,111
Long-term portion of operating lease liabilities	72,636	—
Other long-term liabilities	1,623	12,966

Total long-term liabilities	90,476	29,077
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,252,911	35,613	35,593
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	19,131	19,120
Accumulated deficit	(108,862)	(98,473)
Accumulated other comprehensive loss	(227)	(212)

Total stockholders’ equity	3,410	13,783

Total liabilities and stockholders’ equity	$210,652	$133,795

See accompanying notes to consolidated financial statements

On behalf of the Board of Directors:

/s/ Jean-Christophe Bédos	/s/ Frank Di Tomaso
Jean-Christophe Bédos, Director	Frank Di Tomaso, Director

BIRKS GROUP INC.

Consolidated Statements of Operations

	Fiscal Year Ended
	March 28, 2020	March 30, 2019	March 31, 2018
	(In thousands, except per share amounts)
Net sales	$169,420	$151,049	$146,608
Cost of sales	104,943	92,472	90,915

Gross profit	64,477	58,577	55,693
Selling, general and administrative expenses	65,867	67,106	66,754
Depreciation and amortization	4,845	3,859	3,264
Impairment of long-lived assets	309	46	2,788
Restructuring charges	—	1,182	894

Total operating expenses	71,021	72,193	73,700

Operating loss	(6,544)	(13,616)	(18,007)
Interest and other financial costs	5,683	4,689	3,988

Loss from continuing operations	(12,227)	(18,305)	(21,995)
Income taxes (benefits)	—	—	—

Net loss from continuing operations	(12,227)	(18,305)	(21,995)
Discontinued operations:
Loss from discontinued operations, net of tax	(552)	(381)	(1,592)
Gain on disposal of discontinued operations	—	—	37,682

Net (loss) income from discontinued operations, net of tax	(552)	(381)	36,090

Net (loss) income	$(12,779)	$(18,686)	$14,095

Weighted average common shares outstanding:
Basic	17,968	17,961	17,961
Diluted	17,968	17,961	18,393
Net (loss) income per common share:
Basic	$(0.71)	$(1.04)	$0.78
Diluted	(0.71)	(1.04)	0.77
Net (loss) from continuing operations per common share:
Basic	$(0.68)	$(1.02)	$(1.22)
Diluted	(0.68)	(1.02)	(1.20)

See accompanying notes to consolidated financial statements

BIRKS GROUP INC.

Consolidated Statements of Other Comprehensive Income (loss)

	Fiscal Year Ended
	March 28, 2020	March 30, 2019	March 31, 2018
	(In thousands)
Net (loss) income	$(12,779)	$(18,686)	$14,095
Other comprehensive (loss) income: Foreign currency translation adjustments (1)	(15)	(86)	907

Total other comprehensive (loss) income	$(12,794)	$(18,772)	$15,002

(1)	Item that may be reclassified to the Statement of Operations in future periods

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Consolidated Statements of Changes in Stockholders’ Equity

(In thousands of dollars except shares amounts)

	Voting common stock outstanding	Voting common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance at March 25, 2017	17,960,881	$93,348	$19,060	$(93,882)	$(1,033)	$17,493
Net income	—	—	—	14,095	—	14,095
Cumulative translation adjustment(1)	—	—	—	—	907	907

Total comprehensive income	—	—	—	—	—	15,002
Re-classification to Net income from discontinued operations	–	—	(193)	—	—	(193)
Compensation expense resulting from stock options granted to Management	—	—	175	—	—	175

Balance at March 31, 2018	17,960,881	$93,348	$19,042	$(79,787)	$(126)	$32,477
Net loss	—	—	—	(18,686)	—	(18,686)
Cumulative translation adjustment(1)	—	—	—	—	(86)	(86)

Total comprehensive loss	—	—	—	—	—	(18,772)
Compensation expense resulting from stock options and stock appreciation rights granted to Management	—	—	78	—	—	78

Balance at March 30, 2019	17,960,881	$93,348	$19,120	$(98,473)	$(212)	$13,783
Net loss	—	—	—	(12,779)	—	(12,779)
Cumulative translation adjustment(1)	—	—	—	—	(15)	(15)

Total comprehensive loss	—	—	—	—	—	(12,794)
Exercise of stock options	10,000	20	(10)	—	—	10
Compensation expense resulting from stock options granted to Management	–	—	21	—	—	21
Cumulative effect of adjustment from adoption Of a new accounting standard (2)	—	—	—	2,390	—	2,390

Balance at March 28, 2020	17,970,881	$93,368	$19,131	$(108,862)	$(227)	$3,410

(1)	The change in cumulative translation adjustments is not due to reclassifications out of accumulated other comprehensive income (loss).
(2)	As described in Note 2 (p).

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 28, 2020	March 30, 2019	March 31, 2018
	(In thousands)
Cash flows (used in) from operating activities:
Net (loss) income attributable to owners of the Company	$(12,779)	$(18,686)	$14,095
Net (loss) income from discontinued operations	(552)	(381)	36,090

Net (loss) income from continuing operations	(12,227)	(18,305)	(21,995)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	4,845	3,859	3,275
Impairment of long-lived assets	309	46	2,770
Amortization of operating lease right of use asset	2,297	—	—
Amortization of debt costs	288	332	298
Other operating activities, net	312	364	(89)
(Increase) decrease in:
Accounts receivable, other receivables and long-term receivables	(5,415)	1,407	(2,907)
Inventories	(10,358)	(6,714)	130
Prepaids and other current assets	135	2,787	(3,100)
Increase (decrease) in:
Accounts payable	18,735	5,562	770
Accrued liabilities and other long-term liabilities	(2,729)	6,322	1,100

Net cash (used in) provided by operating activities from continuing operations	(3,808)	(4,340)	(19,748)

Net cash (used in) provided by operating activities from discontinued operations	(552)	(381)	(18,508)

	(4,360)	(4,721)	(38,256)

Cash flows (used in) provided by investing activities:
Additions to property and equipment	(5,832)	(11,580)	(6,538)
Additions to intangible assets and other asset	(600)	(2,031)	(2,169)

Net cash used in investing activities from continuing operations	(6,432)	(13,611)	(8,707)

Net cash (used in) provided by investing activities from discontinued operations	—	—	137,299

	(6,432)	(13,611)	128,592

Cash flows provided by (used in) financing activities:
Increase (decrease) in bank indebtedness	10,842	10,096	(20,802)
Increase in long-term debt	—	12,500	3,830
Repayment of long-term debt	(831)	(3,121)	(7,396)
Leasehold inducements received	583	—	—
Repayment of obligations under finance lease in 2020, capital leases 2019 and 2018	(289)	(269)	(3,782)
Payment of loan origination fees and costs	—	(591)	(794)
Other financing activities	(127)	(109)	(182)
Advance from shareholder	—	—	3,212
Proceeds from capital lease funding	—	—	3,810

Net cash provided by (used in) financing activities from continuing operations	10,178	18,506	(22,104)

Net cash used in financing activities from discontinued operations	—	—	(69,262)

	10,178	18,506	(91,366)

Effect of exchange rate on cash	—	—	(565)

Net increase (decrease) in cash and cash equivalents	(614)	174	(1,595)
Cash and cash equivalents, beginning of year	1,179	1,005	2,600

Cash and cash equivalents, end of year	$565	$1,179	$1,005

Supplemental disclosure of cash flow information:
Interest paid	$3,779	$3,654	$4,604
Non-cash transactions:
Property and equipment additions acquired through capital leases	$—	$—	$1,398
Property and equipment and intangible assets additions included in accounts payable and accrued liabilities	$570	$4,300	$3,133

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

Birks Group Inc. (“Birks Group” or “Birks” or “the Company”) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the design and retail sale of prestige jewelry, timepieces and giftware. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal years ended March 28, 2020 and March 30, 2019 includes 52 weeks and the fiscal year ended March 31, 2018 includes 53 weeks.

1.	Basis of presentation:

These consolidated financial statements, which include the accounts of Birks Group Inc. for all periods presented for the fiscal years ended March 28, 2020, March 30, 2019, and March 31, 2018, are reported in accordance with accounting principles generally accepted in the U.S. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes.

The most significant estimates and judgments include the assessment of the going concern assumption, the valuation of inventories, accounts receivable, right-of-use assets and operating lease liabilities, deferred tax assets, and the recoverability of long-lived assets and right-of-use assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. All significant intercompany accounts and transactions have been eliminated upon consolidation.

On August 11, 2017, the Company entered into a stock purchase agreement to sell its wholly-owned subsidiary, Mayors, which operated in Florida and Georgia and was engaged primarily in luxury timepieces and jewelry retail activities. The sale was completed on October 23, 2017 for total consideration of $135.0 million (USD $106.8 million). The activities of Mayors have been segregated and classified as discontinued operations in the consolidated statement of operations and cash flows for all periods presented. This is further described in note 17.

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

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus disease (COVID-19) a pandemic and a global emergency. In response to this pandemic, many government authorities have taken preventative and protective actions to contain the spread of the virus, including imposing restrictions on business operations and travel and advising individuals to limit or forego their time outside of their homes. As a result of the measures adopted by the Canadian Federal and provincial governments to mitigate the spread of the virus, and in order to ensure the health and safety of its employees, customers and the community, the Company temporarily closed all of its retail locations in Canada effective on March 18, 2020 until further notice. This adversely impacted the Company’s operations for the remaining 13 days of fiscal 2020 and the first months of fiscal 2021, through which the Company’s only sales were derived from its e-commerce business as well as its concierge telephone service.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

As a result of these developments, the Company established a cross-functional management team to evaluate and guide its business operations in the context of the COVID-19 pandemic, with a focus on the health and safety of the Company’s employees and clients, business continuity, and managing liquidity. The Company has taken various actions in an attempt to mitigate the financial impacts of COVID-19 in order to conserve cash to finance its ongoing operations. Namely, it has temporarily laid off the majority of its employees without pay, implemented temporary base salary reductions of 20% for its executive officers, reduced its workweek by 20% for the remaining active employees and temporarily reduced Board of Directors compensation by 20%. The Company also took action to substantially reduce its operating costs across all areas of the business, including marketing expenses, negotiated extended credit terms with the majority of its vendors and rent relief with its landlords, and postponed capital expenditures through the first quarter of fiscal year 2021. In addition, the Company is reducing future inventory purchases where possible and working closely with trade and non-trade suppliers to control costs in order to better position the Company for a return to business. The Company has also applied to and received funding from a financial relief program offered by the Federal government, the Canada Emergency Wage Subsidy (“CEWS”), which has partially reimbursed payroll expenses for the period of March 2020 through June 2020.

During May 2020 and through July 2020, the federal and provincial government authorities have started to loosen the protective actions and restrictions imposed at the outset of the pandemic outbreak, thereby allowing the Company to gradually re-open its stores across Canada, and recall certain employees that had been on temporarily lay-off since March 2020. The current economic, business and retail climates are significantly changed since March 2020 and as such, the Company cannot predict the degree to, or the time period over, which its sales and operations will continue to be affected by the pandemic, changes to consumer behavior and spending as a result of the pandemic, and the effects could be material. The Company continues to and expects to continue to operate through its revolving credit facility. However, COVID-19 has resulted in significant disruption to global financial markets, which could have a negative impact on the Company’s ability to access capital in the future. Given the uncertainty, the Company is considering pursuing other actions to enhance its liquidity position.

For fiscal 2020, the Company reported a net loss from continuing operations of $12.2 million and a net loss of $12.8 million. The Company reported a net loss from continuing operations of $18.3 million and $22.0 million (consolidated net loss of $18.7 million and consolidated net income of $14.1 million) for fiscal 2019 and fiscal 2018, respectively. The Company used cash in operating activities from continuing operations of $3.8 million, $4.3 million, and $19.7 million for fiscal 2020, 2019, and 2018, respectively. The Company also has a negative working capital as at March 28, 2020, an effect of the temporary store shutdowns at the end of fiscal 2020.

On July 8, 2020, the Company secured a new four-year term loan with Investissement Québec in the amount of $10.0 million. The loan bears an interest rate of 3.14% per annum and is repayable in 36 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company to maintain on an annual basis a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On July 8, 2020, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 31, 2021. The secured term loan is being used to fund the working capital needs of the Company.

The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations and/or continued adherence to the terms of its committed financings and maintenance of sufficient availability of funding under its senior secured credit facility and senior secured term loan. The sole financial covenant which the Company is required to adhere to under both its senior secured credit facility and its senior secured term loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the senior secured credit facility and under the senior secured term loan, that would result in the outstanding balances borrowed under the Company’s senior secured credit facility and senior secured term loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

Similarly, both the Company’s senior secured revolving credit facility and the senior secured term loan are subject to cross default provisions with all other loans pursuant to which the Company is in default of any other loan, the Company will immediately be in default of both the senior secured revolving credit facility and the senior secured term loan. The Company met its excess availability requirement as of and throughout the year ended March 28, 2020 and as of the date the financial statements were authorized for issuance. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of these financial statements.

The Company’s ability to make scheduled payments of principal, or to pay interest, or to fund planned capital expenditures and store operations will also depend on its ability to maintain adequate levels of available borrowing, obtain favorable payment terms from suppliers and its future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control.

The Company continues to be actively engaged in identifying alternative sources of financing that include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from government sources. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations. Financing may be unavailable in amounts or on terms acceptable to the Company if at all, which may have a material adverse impact on its business, including its ability to continue as a going concern.

The Company’s lenders under its senior secured credit facility and its senior secured term loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the amount of value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal 2020, fiscal 2019 and fiscal 2018 by the Company’s lenders.

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

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

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

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $0.6 million at March 28, 2020 and $1.2 million at March 30, 2019.

(d)	Accounts receivable:

Accounts receivable arise primarily from customers’ use of our private label and proprietary credit cards and wholesale sales. Several installment sales plans are offered to our private label credit card holders and proprietary credit card holders which vary as to repayment terms and finance charges. Finance charges on the Company’s consumer credit receivables, when applicable, accrue at rates ranging from 0% to 9.99% per annum for financing plans. The Company maintains allowances for doubtful accounts associated with the accounts receivable recorded on the balance sheet for estimated losses resulting from the inability of its customers to make required payments. The allowance is determined based on a combination of factors including, but not limited to, the length of time that the receivables are past due, the Company’s knowledge of the customer, economic and market conditions and historical write-off experiences. The Company classifies a receivable account as past due if a required payment amount has not been received within the allotted time frame (generally 30 days), after which internal collection efforts commence. Once all internal collection efforts have been exhausted and management has reviewed the account, the account sent for external collection or legal action. Upon the suspension of the accrual of interest, interest income is recognized to the extent cash payments received exceed the balance of the principal amount owed on the account. After all collection efforts have been exhausted, including internal and external collection efforts, an account is written off.

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

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

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

Intangible assets and other assets also consist of trademarks and tradenames, which are amortized using the straight-line method over a period of 15 to 20 years. The Company had $5.8 million and $5.2 million of intangible assets at cost as at March 28, 2020 and March 30, 2019, respectively. The Company had $0.9 million and $0.8 million of accumulated amortization of intangibles at March 28, 2020 and March 30, 2019, respectively.

(h)	Leases:

We determine if an arrangement is a lease at inception. The amounts of the Company’s operating lease right-of-use (“ROU”) assets and current and long-term portion of operating lease liabilities are presented separately on the balance sheet as of March 28, 2020. Finance leases are included in property and equipment and long-term debt on the balance sheet.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments in order to measure its lease liabilities at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives.

The Company leases office, distribution, and retail facilities. Certain retail store leases may require the payment of minimum rentals and contingent rent based on a percentage of sales exceeding a stipulated amount. The Company’s lease agreements expire at various dates through 2034, are subject, in many cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices, which are considered as variable costs.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

The Company determines its lease payments based on predetermined rent escalations, rent-free periods and other incentives. The Company recognizes lease expense on a straight-line basis over the related terms of such leases, including any rent-free period and beginning from when the Company takes possession of the leased facility. Variable operating lease expenses, including contingent rent based on a percentage of sales, CAM charges, rent related taxes, mall advertising and adjustments to consumer price indices, are recorded in the period such amounts and adjustments are determined. Lease expense is recorded within selling, general and administrative expenses in the statement of operations.

Lease arrangements occasionally include renewal options. The Company uses judgment when assessing the renewal options in the leases and assesses whether or not it is reasonably certain to exercise these renewal options if they are within the control of the Company. Any renewal options not reasonably certain to be exercised are excluded from the lease term.

The Company monitors for events or changes in circumstances that require a reassessment of one of its leases. ROU assets, as part of the group of assets, are periodically reviewed for impairment. The Company uses the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant and Equipment – Overall, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

(i)	Deferred financing costs:

The Company amortizes deferred financing costs incurred in connection with its financing agreements using the effective interest method over the term of the related financing. Such deferred costs are presented as a reduction to bank indebtedness and long-term debt in the accompanying consolidated balance sheets.

(j)	Warranty accrual:

The Company provides warranties on its private label jewelry and watches for periods extending up to five years and has a battery replacement policy for its private label watches. The Company accrues a liability based on its historical repair costs for such warranties.

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

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Foreign exchange gains (losses) of ($1.2) million, ($0.1) million, and $0.3 million were recorded in cost of goods sold for the years ended March 28, 2020, March 30, 2019, and March 31, 2018, respectively and ($0.5) million, ($0.3) million, and $0.1 million of gains (losses) on foreign exchange were recorded in interest and other financial costs related to U.S. dollar denominated debts for the years ended March 28, 2020, March 30, 2019, and March 31, 2018, respectively.

(m)	Impairment of long-lived assets:

The Company periodically reviews the estimated useful lives of its depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition is less than its carrying value. Measurement of an impairment loss for such long-lived assets would be based on the difference between the carrying value and the fair value of the asset, with fair value being determined based upon discounted cash

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018 flows or appraised values, depending on the nature of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The Company recorded non-cash impairment charges of long-lived assets of $0.3 million during fiscal 2020. These charges are associated to store leases that have a possibility of early termination. The Company recorded non-cash impairment charges on long-lived assets of $0.1 million and $2.8 million during fiscal 2019 and fiscal 2018, respectively. In fiscal 2019, these charges were related to the leasehold improvements at a retail location due to projected operating performance. In fiscal 2018, these charges were related to the leasehold improvements at a retail location due to projected operating performance and certain software costs associated with a decision to modify and delay the scope of the implementation of the Company’s new ERP system.

(n)	Advertising and marketing costs:

Advertising and marketing costs are generally charged to expense as incurred and are included in selling, general and administrative expenses in the consolidated statements of operations. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses, and amounted to $1.1 million, $1.0 million and $1.1 million for each of the years ended March 28, 2020, March 30, 2019, and March 31, 2018, respectively. Advertising and marketing expense, net of vendor cooperative advertising allowances, amounted to $7.5 million, $8.7 million, and $9.5 million in the years ended March 28, 2020, March 30, 2019, and March 31, 2018, respectively.

(o)	Earnings per common share:

Basic earnings per share (“EPS”) is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the dilutive effect of the assumed exercise of stock options and warrants.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

The following table sets forth the computation of basic and diluted (loss) earnings per common share for the years ended March 28, 2020, March 30, 2019, and March 31, 2018:

	Fiscal Year Ended
	March 28, 2020	March 30, 2019	March 31, 2018
	(In thousands, except per share data)
Basic (loss) income per common share computation:
Numerator:
Net (loss) income	$(12,779)	$(18,686)	$14,095
Denominator:
Weighted-average common shares outstanding	17,968	17,961	17,961
(Loss) income per common share	$(0.71)	$(1.04)	$0.78
Diluted (loss) income per common share computation:
Numerator:
Net (loss) income	$(12,779)	$(18,686)	$14,095
Denominator:
Weighted-average common shares outstanding	17,968	17,961	17,961
Dilutive effect of stock options and warrants	—	—	432

Weighted-average common shares outstanding – diluted	17,968	17,961	18,393
Diluted (loss) income per common share	$(0.71)	$(1.04)	$0.77

The following table sets forth the computation of basic and diluted (loss) earnings from continuing operations per common share for the years ended March 28, 2020, March 30, 2019, and March 31, 2018:

	Fiscal Year Ended
	March 28, 2020	March 30, 2019	March 31, 2018
	(In thousands, except per share data)
Basic (loss) from continuing operations per common share computation:
Numerator:
Net loss from continuing operations	$(12,227)	$(18,305)	$(21,995)
Denominator:
Weighted-average common shares outstanding	17,968	17,961	17,961
Loss per common share	$(0.68)	$(1.02)	$(1.22)
Diluted income per common share computation:
Numerator:
Net loss	$(12,227)	$(18,305)	$(21,995)
Denominator:
Weighted-average common shares outstanding	17,968	17,961	17,961
Dilutive effect of stock options and warrants	—	—	432

Weighted-average common shares outstanding – diluted	17,968	17,961	18,393
Diluted loss per common share	$(0.68)	$(1.02)	$(1.20)

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

For the year ended March 28, 2020, the effect from the assumed exercise of 704,818 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended March 30, 2019, the effect from the assumed exercise of 288,000 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended March 31, 2018, the effect from the assumed exercise of 381,487 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect.

(p)	Recent Accounting Pronouncements adopted during the year:

In February 2017, the FASB issued ASU 2017-02 - Leases (Topic 842). The new guidance primarily impacts lessee accounting by requiring the recognition of a right-of-use asset and a corresponding lease liability on the balance sheet for long-term lease agreements. The lease liability will be equal to the present value of all reasonably certain lease payments. The right-of-use asset will be based on the liability, subject to adjustment for initial direct costs. Lease agreements that are 12 months or less are permitted to be excluded from the balance sheet. Leases are classified as finance or operating, with classification affecting the pattern of expense recognition in the income statement. In general, leases are amortized on a straight-line basis with the exception of finance lease agreements.

The Company adopted this ASU on March 31, 2019 by applying its provisions prospectively and recognizing a cumulative-effect adjustment to the opening balance of accumulated deficit as of March 31, 2019 (modified retrospective adoption approach). The Company elected the package of practical expedients permitted under the transition guidance, which provides that an entity need not reassess: (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any existing leases. The Company also elected to not reassess lease terms using hindsight and to combine lease and non-lease components for new leases subsequent to March 31, 2019. The Company also elected to exclude any lease agreements that are 12 months or less from the balance sheet.

The adoption of ASU 2017-02 resulted in the following impacts to the Company’s Consolidated Balance Sheet as of March 31, 2019:

•	The establishment of an operating lease liability of $76.8 million and a corresponding operating lease right-of-use asset;

•

The reclassification of existing deferred lease inducements balance of $6.8 million and deferred straight-line rent of $4.3 million from Other long-term liabilities to Operating lease right-of-use assets; and

•	The reclassification of deferred gains on sale-leasebacks of $2.4 million previously recorded in other long-term liabilities, to opening retained earnings.

The Company is also obligated under finance leases, which cover certain machinery and IT equipment. The leases expire at various dates during the next 5 years. There have been no changes to finance leases due to the adoption of this standard.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

Recent Accounting Pronouncements not yet adopted:

In June 2016, the FASB issued ASU 2016-13-Financial Instruments-Credit Losses (Topic 326), which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost, the new guidance eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. ASU 2016-13 will affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, and any other financial assets not excluded from the scope that have the contractual right to receive cash. ASU 2016-13 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019. Management continues to evaluate the impact of this ASU on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15-Intangibles-Goodwill and Other-Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. ASU 2018-15 aligns the requirements for capitalizing implementation costs in such cloud computing arrangements with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. Entities can choose to adopt the new guidance prospectively or retrospectively. Management continues to evaluate the impact of this ASU on the consolidated financial statements.

3.	Accounts receivable and other receivables:

Accounts receivable, net of allowance for doubtful accounts, at March 28, 2020 and March 30, 2019 consist of the following:

	As of
	March 28, 2020	March 30, 2019
	(In thousands)
Customer trade receivables	$4,119	$1,268
Other receivables	1,900	2,269

	$6,019	$3,537

Continuity of the allowance for doubtful accounts is as follows (in thousands):

Balance March 25, 2017	$286
Additional provisions recorded	227

Balance March 31, 2018	513
Additional provisions recorded	170
Net write offs	(249)

Balance March 30, 2019	434
Additional provisions recorded	857
Net write offs	(326)

Balance March 28, 2020	$965

Other receivables mainly relate to receivables from wholesale revenue and tenant allowances receivable from certain landlords.

Certain sales plans relating to customers’ use of Birks credit cards provide for revolving lines of credit and /or installment plans under which the payment terms exceed one year. The receivables repayable within a timeframe exceeding one year included under such plans, amounted to approximately $4.7 million and $1.3 million at March 28, 2020 and March 30, 2019, respectively, which are not included in customer trade receivables outlined above, and are included in long-term receivables on the Company’s balance sheet.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

4.	Inventories:

Inventories, net of obsolescence reserve, are summarized as follows:

	As of
	March 28, 2020	March 30, 2019
	(In thousands)
Raw materials and work in progress	$1,174	$2,064
Finished goods	100,725	89,477

	$101,899	$91,541

Continuity of the obsolescence reserve for inventory is as follows (in thousands):

Balance March 25, 2017	$1,781
Additional charges	763
Deductions	(625)

Balance March 31, 2018	1,919
Additional charges	647
Deductions	(671)

Balance March 30, 2019	1,895
Additional charges	342
Deductions	(390)

Balance March 28, 2020	$1,847

5.	Property and equipment:

The components of property and equipment are as follows:

	As of
	March 28, 2020	March 30, 2019
	(In thousands)
Leasehold improvements	34,626	33,745
Furniture, fixtures and equipment	13,327	13,269
Software and electronic equipment	9,203	12,378

	57,156	59,392
Accumulated depreciation and impairment charges	(30,543)	(29,665)

	$26,613	$29,727

The Company wrote off $4.2 million of gross fixed assets that were fully amortized during the year ended March 28, 2020 (March 30, 2019 - $5.8 million), mostly related to leasehold improvements. Property and equipment, having a cost of $0.7 million and a net book value of $0.5 million at March 28, 2020, and a cost of $1.1 million and a net book value of $0.7 million at March 30, 2019, are under finance leasing arrangements.

6.	Bank indebtedness:

As of March 28, 2020, and March 30, 2019, bank indebtedness consisted solely of amounts owing under the Company’s senior secured credit facility, which had an outstanding balance of $58.0 million ($58.4 million net of $0.4 million of deferred financing costs) and $47.0 million ($47.6 million net of $0.6 million of deferred financing costs), respectively. The Company’s senior secured credit facility is collateralized by substantially all of the Company’s assets. The Company’s excess borrowing capacity was $12.9 million as of March 28, 2020 and $14.4 million as of March 30, 2019. The Company met its excess availability requirements throughout fiscal 2020, and as of the date of these financial statements.

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its $85.0 million senior secured credit facility with Wells Fargo Canada Corporation. The senior secured credit facility, which matures in October 2022, also provides the Company with an accordion option to increase the total commitments thereunder by up to $13.0 million.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The senior secured credit facility bears interest at a rate of CDOR plus a spread ranging from 1.5% - 3.0% depending on the Company’s excess availability levels. Under the senior secured credit facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout the fiscal year ended March 28, 2020.

On June 29, 2018, the Company secured a $12.5 million senior secured term loan with Crystal Financial LLC (“Crystal”). The senior secured term loan, which matures in October 2022, is subordinated in lien priority to the Company’s senior secured credit facility and bears interest at a rate of CDOR plus 8.25%. Under the senior secured term loan, the Company is required to adhere to the same financial covenant as under the senior secured credit facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the senior secured term loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $9.5 million and from January 21st to February 20th of each year of $4.5 million. The long-term senior secured term loan is required to be repaid upon maturity.

The Company’s borrowing capacity under both its senior secured credit facility and its senior secured term loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

Both the Company’s senior secured credit facility and its senior secured term loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its senior secured credit facility and its senior secured term loan. In the event that excess availability falls below $8.5 million for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Company’s senior secured credit facility and its senior secured term loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s senior secured credit facility and its senior secured term loan become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

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

The Company’s lenders under its senior secured credit facility and its senior secured term loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under its credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operations of its business, ii) cover any deterioration in the value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal year 2020 by the Company’s lenders.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

The information concerning the Company’s bank indebtedness is as follows:

	Fiscal Year Ended
	March 28, 2020	March 30, 2019
	(In thousands)
Maximum borrowing outstanding during the year	$64,702	$55,596
Average outstanding balance during the year	$56,001	$44,772
Weighted average interest rate for the year	4.2%	3.9%
Effective interest rate at year-end	3.8%	4.2%

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

7.	Long-term debt:

(a)	Long-term debt consists of the following:

	As of
	March 28, 2020	March 30, 2019
	(In thousands)
Term loan from Crystal Financial LLC, bearing interest at an annual rate of CDOR plus 8.25%, repayable at maturity in October 2022, secured by the assets of the Company (net of deferred financing costs of $272,000 and $378,000, respectively). Refer to note 6 for additional information	12,228	12,122
USD $1.5 million cash advance owing to the Company’s controlling shareholder, Montel, bearing interest at an annual rate of 11%, net of withholding taxes (note 15(c))	2,109	2,005
USD $2.5 million loan owing to the Company’s controlling shareholder, Montel, bearing interest at an annual rate of 11%, net of withholding taxes (note 15(c))	1,757	1,670
$5 million term loan from Investissement Québec, bearing interest at an annual rate of Canadian prime plus 7.0% and secured by the assets of the Company, repaid on June 5, 2019. .	—	578
$2 million term loan from Investissement Québec, bearing interest at an annual rate of Canadian prime plus 10% and secured by the assets of the Company, repaid on June 5, 2019	—	253
Obligations under finance leases, at annual interest rates between 2.2% and 3.3%, secured by leasehold improvements, furniture, and equipment, maturing at various dates to June 2025.	187	476

	16,281	17,104
Current portion of long-term debt	64	993

	$16,217	$16,111

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

(b)	Future minimum lease payments for finance leases required in the following five years are as follows (in thousands):

Year ending March:
2021	$76
2022	71
2023	55
2024	20
2025	4

226

Less imputed interest	39

$187

(c)	Principal payments on long-term debt required in the following five years and thereafter, including obligations under finance leases, are as follows (in thousands):

Year ending March:
2021	$64
2022	1,814
2023	12,546
2024	17
2025	3
Thereafter	2,109

$16,553

(d)	As of March 28, 2020 and March 30, 2019, the Company had $0.9 million, and $1.0 million of outstanding letters of credit which were provided to certain lenders, respectively.

8.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:

(i)

The Company can issue stock options, stock appreciation rights, deferred share units and restricted stock units to executive management, key employees and directors under the following stock-based compensation plans. The Company’s stock trades on the NYSE American and is valued in USD, as such all prices in this note will be denominated in USD.

The Company has a Long-Term Incentive Plan under which awards may be made in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of the Company. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The Long-Term Incentive Plan provided for the grant of units and performance units or share awards. As of March 28, 2020, there were 96,000 cash-based stock appreciation rights that were exercisable under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $1.11. The Company has not made any grants under this incentive plan in the past three years.

As of March 28, 2020, there were stock options to purchase 560,000 Class A voting shares outstanding under the Long-Term Incentive Plan. During fiscal 2020, 2019 and 2018 no stock options were issued under the Long-Term Incentive Plan. As of March 28, 2020, 100% of the outstanding stock options were fully vested, accordingly unrecognized compensation relating to these options are nil. Total compensation cost for options recognized in expenses was ($26,000), $10,000 and $50,000 during fiscal 2020, 2019, and 2018, respectively. This plan expired in February 2016 and no further awards will be granted under this plan. However, the Long-Term Incentive Plan will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Further to the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. A total of 1,000,000 shares of the Company’s Class A voting shares are reserved for issuance under the Omnibus LTIP. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of March 28, 2020, there were stock options to purchase 142,000 Class A voting shares outstanding under the Omnibus LTIP, all of which were granted during fiscal 2017, with a three year vesting period, with an average exercise price of $1.43 and an expiration date of 10 years after the grant date. The weighted-average grant-date fair value of the options granted during fiscal 2017 was $1.34. The fair value of the issued options in fiscal 2017 was calculated as of the date of their grant, using the Black-Scholes option pricing model with the following weighted-average assumptions: Dividend yield – 0%; Expected volatility – 114.63%; Risk-free interest rate –2.2%; and expected term in years – 10 years. As of March 28, 2020, 100% of the outstanding stock options were fully vested, accordingly unrecognized compensation relating to these options are nil. Total compensation cost for options recognized in expenses was $21,000, $68,000, and $179,000 during fiscal 2020, 2019, and 2018, respectively.

The Company has outstanding employee stock options issued under the Birks Employee Stock Option Plan (the “Birks ESOP”). Effective November 15, 2005, no awards are permitted to be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms. In March 2010, the Company offered employees who held options under this plan the right to amend their current options. The amended options terms would be consistent with the original grant except that the new options would have a lower exercise price, be exercisable for a lesser number of the Company’s Class A voting shares, have a new ten-year term and be subject to different terms in the event of a change in control or if the Company had a going-private transaction. The amended options have an exercise price of $1.05 per share. As of March 28, 2020, March 30, 2019, and March 31, 2018 there were 2,818, 3,060, and 5,666, Class A voting shares underlying options granted under the Birks ESOP, respectively. No compensation expense was required to be recorded related to the amended option transaction and no compensation expense was required to be recorded for the outstanding option under this plan for the years ended March 28, 2020, March 30, 2019, and March 31, 2018.

The following is a summary of the activity of Birks’ stock option plans and arrangements.

	Options	Weighted average exercise price
Outstanding March 25, 2017	874,162	$1.13
Equity cash-out payment(a)	(60,000)	1.08
Forfeited	(496)	1.05

Outstanding March 31, 2018	813,666	1.13
Equity cash-out payment(b)	(51,400)	1.00
Forfeited	(21,206)	1.11

Outstanding March 30, 2019	741,060	1.14
Exercised	(10,000)	0.78
Forfeited	(26,242)	1.43

Outstanding March 28, 2020	704,818	$1.13

(a)

In connection with the Aurum Transaction, the Company offered an equity cash-out payment of $54,000 (USD$42,000) to a former senior executive for 35,000 options under the Long-term incentive plan and 25,000 options under the Omnibus LTIP.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

(b)

In connection with its restructuring initiative, the Company offered an equity cash-out payment of $20,000 (USD$16,000) to a former senior executive for 35,000 options under the Long-term incentive plan, 14,000 options under the Omnibus LTIP and 2,400 options under the Birks ESOP.

A summary of the status of Birks’ stock options at March 28, 2020 is presented below:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.78	165,000	5.5	$0.78	165,000	$0.78
$0.84	100,000	3.1	0.84	100,000	0.84
$0.89	25,000	2.6	0.89	25,000	0.89
$1.04	150,000	1.8	1.04	150,000	1.04
$1.05	2,818	0.0	1.05	2,818	1.05
$1.25	30,000	0.5	1.25	30,000	1.25
$1.43	142,000	6.6	1.43	142,000	1.43
$1.66	40,000	3.5	1.66	40,000	1.66
$1.94	50,000	4.8	1.94	50,000	1.94

	704,818	4.2	$1.13	704,818	$1.13

(ii)

Under plans approved by the former Board of Directors of Mayors, the Company had outstanding stock options issued to employees and members of the Company’s Board of Directors. During fiscal 2019, the remaining 41 options were settled in cash for an average of $0.78 per option and no options remain outstanding. No further awards will be granted under these plans. No compensation expense was required to be recorded related to the options outstanding under this program for the years ended March 28, 2020, March 30, 2019, and March 31, 2018, respectively.

The following is a summary of the activity of Mayors stock option plans:

	Options	Weighted average exercise price
Outstanding March 25, 2017	$627	$1.05
Settled in cash	(586)	1.05

Outstanding March 31, 2018	41	1.05
Settled in cash	(41)	0.78

Outstanding March 30, 2019	$0	$0.00

(b)

As of March 28, 2020, the Company had outstanding warrants exercisable into 382,693 shares of the Company’s Class A voting shares. These warrants have a weighted average exercise price of $3.42 per share and expire on August 20, 2022. As of November 1, 2005, these awards were fully vested and no additional compensation expense will be recognized.

(c)	Restricted stock units and deferred share unit plans:

On November 15, 2016, the Company issued 121,500 cash settled restricted stock units (RSU) to members of senior management under the Omnibus LTIP. These units vest after three years and expire one month following the vesting date. Compensation expense is based on the fair value of the RSU and the liability is re-measured at each reporting period. During fiscal 2020, all of the units were exercised. At March 28, 2020, there were no outstanding RSU’s (March 30, 2019 – 102,000 RSU outstanding).

On October 7, 2019, June 20, 2019, September 14, 2018, September 7, 2017 and November 15, 2016, the Company also issued 157,890, 86,954, 133,588, 74,466 and 55,944 of cash settled deferred share units (DSU) to members of the board of directors. During fiscal 2020, 36,715 DSU’s were exercised following the retirement of a board member. At March 28, 2020, 465,134 DSU’s are outstanding (March 30, 2019 –257,005 DSU’s outstanding). These units vest immediately upon the date the member ceases being a director and expire on December 31 of the following year. Compensation expense is based on the fair value of the DSU and the liability is re-measured at each reporting period.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

As at March 28, 2020, the Company has recognized a liability of $123,000 in relation to these units (March 30, 2019 - $272,000). Total compensation cost for options recognized in expenses was $48,000 during fiscal 2020, $146,000 during fiscal 2019 and $81,000 during fiscal 2018.

A summary of the status of Birks’ restricted stock units and deferred share units at March 28, 2020 is presented below:

DSU
Outstanding March 25, 2017	55,944
Grants of new units	74,466

Outstanding March 31, 2018	130,410
Grants of new units	133,588
Forfeited	(6,993)

Outstanding March 30, 2019	257,005
Grants of new units	244,844
Forfeited	(36,715)

Outstanding March 28, 2020	465,134

RSU
Outstanding March 25, 2017	121,500
Settled in cash	(9,500)

Outstanding March 31, 2018	112,000
Settled in cash	(5,500)
Forfeited	(4,500)

Outstanding March 30, 2019	102,000
Settled in cash	(102,000)

Outstanding March 28, 2020	0

9.	Income taxes:

(a)

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 28, 2020, the Company had no accrued interest or penalties related to uncertain tax positions due to available tax loss carry forwards. The tax years 2013 through 2020 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company evaluates its deferred tax assets to determine if any adjustments to its valuation allowances are required. As part of this analysis, the Company could not reach the required conclusion that it would be able to more likely than not realize the value of net deferred tax assets in the future. As a result, the Company has a non-cash valuation allowance of $22.5 million against the majority of the Company’s net deferred tax assets.

The significant items comprising the Company’s net deferred tax assets at March 28, 2020 and March 30, 2019 are as follows:

	Fiscal Year Ended
	March 28, 2020	March 30, 2019
Deferred tax assets:	(In thousands)
Loss and tax credit carry forwards	$14,987	$14,053
Difference between book and tax basis of property and equipment	3,674	4,036
Operating lease right-of-use asset	3,820	—
Other reserves not currently deductible	136	151
Expenses not currently deductible	—	1,153
Other	(142)	(117)

Net deferred tax asset before valuation allowance	22,475	19,276
Valuation allowance	(22,475)	(19,276)

Net deferred tax asset	$—	$—

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

The Company’s income tax expense (benefit) consists of the following components:

	Fiscal Year Ended
	March 28, 2020	March 30, 2019	March 31, 2018
	(In thousands)
Income tax expense (benefit):
Current	$—	$—	$—
Deferred	(3,195)	(4,769)	(5,922)
Valuation allowance	3,195	4,769	5,922
Income tax expense	$—	$—	$—

The Company’s current tax payable was nil at March 28, 2020, March 30, 2019, and March 31, 2018.

The Company’s provision for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended
	March 28, 2020	March 30, 2019	March 31, 2018
Canadian statutory rate	26.6%	26.8%	26.6%
Rate differential for U.S. operations	0.0%	0.1%	0.4%
Utilization of unrecognized losses and other tax attributes	(26.4%)	(26.2%)	(27.1%)
Permanent differences and other	(0.2%)	(0.7%)	0.1%

Total	0%	0%	0%

(b)

At March 30, 2020, the Company had federal non-capital losses of $53.5 million available to reduce future Canadian federal taxable income and investment tax credits (“ITC’s”) in Canada of $260,000 available to reduce future Canadian federal income taxes payable which will expire between 2022 and 2040. The Company also has capital losses of $1.4 million available to reduce future Canadian capital gains. The capital losses will not expire.

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

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

	Class A common stock		Class B common stock		Total common stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance as of March 31, 2018	10,242,911	$35,593	7,717,970	$57,755	17,960,881	$93,348

Exercise of stock options	—	—	—	—	—	—

Balance as of March 30, 2019	10,242,911	$35,593	7,717,970	$57,755	17,960,881	$93,348

Exercise of stock options	10,000	20	—	—	10,000	20

Balance as of March 28, 2020	10,252,911	$35,613	7,717,970	$57,755	17,970,881	$93,368

11.	Restructuring Charges:

During fiscal 2020 the Company did not incur any restructuring charges. During fiscal 2019 the Company incurred $1.2 million of restructuring charges associated with the Company’s right-sizing initiative put in place subsequent to the Aurum Transaction. The $1.2 million of charges incurred during the period were primarily associated with severance costs as the Company eliminated certain head office positions to further increase efficiency and to align corporate functions with strategic direction following the Aurum Transaction. During fiscal 2018 the Company recorded approximately $0.9 million of restructuring charges. These charges were primarily associated with severance related to the elimination of certain corporate administrative positions. Costs associated with restructuring activities are recorded when the liability is incurred or when such costs are deemed probable and estimable and represent the Company’s best estimate. Restructuring charges of nil and $0.8 million were recorded within accrued expenses in the balance sheet as of March 28, 2020 and March 30, 2019, respectively.

12.	Leases:

Amounts recognized in the Consolidated Statement of Earnings were as follows:

52 weeks ended March 28, 2020
(in thousands)
Fixed operating lease expense	$12,704
Variable operating lease expense	4,437

Total lease expense	$17,141

Variable operating lease expense includes percentage rent, taxes, mall advertising and common area maintenance charges. Rent expense from continuing operations for the Company was approximately $15.4 million for year ended March 30, 2019, and $14.3 million for year ended March 31, 2018.

The weighted average remaining operating lease term was six years and the weighted average discount rate was 10.0% for all of the Company’s operating leases as of March 28, 2020.

The following table provides supplemental cash flow information related to the Company’s operating leases

52 weeks ended
March 28, 2020
(in thousands)
Cash outflows from operating activities attributable to operating leases	$10,245
Right-of-use assets obtained in exchange for operating lease liabilities	3,509

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

The following table reconciles the undiscounted cash flows expected to be paid in each of the next five fiscal years and thereafter to the operating lease liability recorded on the Consolidated Balance Sheet for operating leases and finance leases which is included in long-term debt on the existing as of March 28, 2020.

Minimum Lease Payments as of March 28, 2020 (in thousands)
Year ending March:	Operating
2021	13,399
2022	13,333
2023	13,742
2024	13,248
2025	11,837

Thereafter	62,123

Total minimum lease payments	127,682
Less: amount of total minimum lease payments representing interest	(49,223)

Present value of future total minimum lease payments	78,459
Less: current portion of lease liabilities	(5,823)

Long-term lease liabilities	$72,636

As of March 28, 2020, there was one executed agreement in respect to a store relocation without commencement dates, which has total fixed undiscounted commitments of $3.3 million over the ten-year term.

As disclosed in the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ending March 30, 2019, under previous lease accounting, future minimum lease payments for operating leases having an initial or remaining non-cancelable lease term in excess of one year were as follows:

Minimum Lease Payments as of March 30, 2019
(in thousands)
Year ending March:	Operating
2020	$10,231
2021	13,144
2022	12,905
2023	12,795
2024	12,401
Thereafter	69,245

130,721

13.	Contingencies:

(a)

The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigation and subject to claims. While the final outcome with respect to claims and legal proceedings pending at March 28, 2020 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

(b)

From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. At March 28, 2020 and March 30, 2019, the amount guaranteed under such arrangements was approximately $3.4 million and $5.8 million, respectively. At March 28, 2020 and March 30, 2019, the Company has recorded in accrued liabilities a reserve of $0.1 million and $0.1 million, respectively, associated with this guaranteed amount.

14.	Segmented information:

The Company has two reportable segments Retail and Other. As of March 28, 2020, Retail operated 27 stores across Canada under the Maison Birks brand, 1 retail location in Calgary under the Brinkhaus brand and 2 retail locations in Vancouver under the Graff and Patek Philippe brands. Other consists primarily of our e-commerce business, wholesale business and gold exchange program. The two reportable segments are managed and evaluated separately based on unadjusted gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the years ended March 28, 2020, March 30, 2019, and March 31, 2018, respectively, is set forth below:

	Retail			Other			Total
	2020	2019	2018	2020	2019	2018	2020	2019	2018
	(In thousands)
Sales to external customers	$160,981	$143,499	$141,607	$8,439	$7,550	$5,001	$169,420	$151,049	$146,608
Inter-segment sales	—	—	—	3,606	9,912	13,054	3,606	9,912	13,054
Unadjusted Gross profit	64,210	58,936	55,578	4,074	1,119	2,177	68,284	60,055	57,755

The following sets forth reconciliations of the segments’ gross profits and certain unallocated costs to the Company’s consolidated gross profits for the years ended March 28, 2020, March 30, 2019, and March 31, 2018:

	Fiscal Year Ended
	March 28, 2020	March 30, 2019	March 31, 2018
	(In thousands)
Unadjusted gross profit	$68,284	$60,055	$57,755
Inventory provisions	(475)	(686)	(1,431)
Other unallocated costs	(3,586)	(998)	(708)
Adjustment of intercompany profit	254	206	77

Gross profit	$64,477	$58,577	$55,693

Sales by classes of similar products and by channel were as follows:

	Retail			Other			Total
	2020	2019	2018	2020	2019	2018	2020	2019	2018
	(In thousands)
Jewelry and other	$81,736	$91,493	$98,057	$8,439	$7,550	$5,001	$90,175	$99,043	$103,058
Timepieces	79,245	52,006	43,550	—	—	—	79,245	52,006	43,550

	$160,981	$143,499	$141,607	$8,439	$7,550	$5,001	$169,420	$151,049	$146,608

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

15.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the consolidated financial statements except the following:

	Fiscal Year Ended
	March 28, 2020	March 30, 2019	March 31, 2018
	(In thousands)
Expenses incurred:
Management fees to related parties (b)	—	61	173
Consultant fees to a related party (d) & (g)	229	231	43
Expense reimbursement to a related party (e)	68	167	315
Interest expense on cash advance received from controlling shareholder (c)	426	455	491
Compensation paid to a related party (f)	345	385	379
Balances:
Accounts payable to related parties	231	142	5
Interest payable on cash advance received from controlling shareholder (c)	448	90	27

(b)

Effective January 1, 2016, the Company entered into a management consulting services agreement with Gestofi S.A. (“Gestofi”), all in accordance with the Company’s Code of Conduct relating to related party transactions. Under the management consulting services agreement, Gestofi provides the Company with services related to the obtaining of financing, mergers and acquisitions, international expansion projects, and such other services as the Company may request. Under the agreement, the Company paid an annual retainer of €140,000 (approximately $202,000 in Canadian dollars). The original term of the agreement was until December 31, 2016 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In November 2018, the agreement was renewed on the same terms and conditions except that the retainer was reduced to €40,000 (approximately $61,000 in Canadian dollars). In March 2019, the agreement was amended to (i) eliminate the yearly retainer and reimburse only the out-of-pocket expenses related to the services, and (ii) allow for a success fee to be mutually agreed upon between the Company and Gestofi in the event that financing or a capital raise is achieved. This agreement has been renewed annually and was renewed in November 2019 for an additional one-year term. In fiscal 2020, 2019, and 2018, the Company incurred expenses of nil, €40,000, and €115,000 (approximately nil, $61,000, and $173,000 in Canadian dollars) respectively, under this agreement to Gestofi.

(c)

The Company has a cash advance outstanding from its controlling shareholder, Montel S.à.r.l. (“Montel”, formerly Montrovest), of USD$1.5 million (approximately $2 million in Canadian dollars) originally received in May 2009 from Montrovest. This cash advance was provided to the Company by Montrovest to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s senior secured credit facility and its senior secured term loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s senior secured credit facility and its senior secured term loan permit such a payment. At March 28, 2020 and March 30, 2019, advances payable to the Company’s controlling shareholder amounted to USD$1.5 million (approximately $2.1 million and $2.0 million in Canadian dollars), respectively.

On July 28, 2017, the Company received a USD 2.5 million (approximately $3.3 million in Canadian dollars) loan from one of its controlling shareholders, Montel S.à.r.l. (“Montel”, formerly Montrovest), to finance its working capital needs. This loan bears interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is due and payable in two equal payments of USD$1.25 million (approximately $1.55 million in Canadian dollars) in each of July 2018 and July 2019. During fiscal year 2019, USD$1.25 million (approximately $1.55 million in Canadian dollars) was repaid. In December 2019, the Company obtained a one-year moratorium on principal repayments and as such the loan will become due in December 2020.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

On June 30, 2020, the Company obtained a new moratorium on the principal repayment, and the loan will become due on the earlier of August 31, 2021 and 10 days following a liquidity event, subject to the approval by its senior secured lenders and the Company’s Board of Directors. At March 28, 2020 and March 30, 2019, loans payable to the Company’s controlling shareholder amounted to USD$1.25 million (approximately $1.8 million and $1.7 million in Canadian dollars), respectively.

Due to the Montrovest Merger, Montrovest’s separate legal existence ceased and as a result of such merger, the cash advance agreements as well as the loan agreement have been assumed by Montel.

(d)

The Company entered into a consulting services agreement effective January 1, 2017 with Gestofi in accordance with the Company’s Code of Conduct relating to related party transactions for the services of Dr. Lorenzo Rossi di Montelera, Birks Group’s former Chairman and a director and chairman of the board of Gestofi. The consulting services related to providing advice and assistance in (i) new product development and product brand collection assortment, (ii), strategic and business development projects and financial matters, (iii) the implementation of the Company’s strategy and planning, and (iv) such other services reasonably requested by the Company’s Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The agreement expired in September 2017. In fiscal 2020, 2019, and 2018, the Company incurred expenses of nil, nil, and $43,000 (nil, nil, and USD$33,333), respectively, in relation to this agreement.

(e)

In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl, of certain expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s then Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s Chairman of the Executive Committee and the Company’s current Executive Chairman of the Board, for the work performed on behalf of the Company, up to a yearly maximum of USD$260,000 (approximately $340,000 in Canadian dollars). The yearly maximum was reduced to USD$130,000 (approximately $170,000 in Canadian dollars) and the terms were amended so that only administrative support and analytical service costs be reimbursed in Euros. This agreement was renewed in March 2020 for an additional one-year term. During fiscal 2020, 2019, and 2018, the Company incurred expenses of €46,000, USD$127,000, and USD$245,000, (approximately $68,000, $167,000, and $315,000 in Canadian dollars) respectively to Regaluxe Srl under this agreement.

(f)

Effective January 1, 2017, the Company agreed to total annual compensation of €250,000 with Mr. Niccolò Rossi di Montelera in connection with his appointment as Executive Chairman of the Board and Chairman of the Executive Committee. In fiscal 2020, 2019, and 2018, the Company incurred costs of $345,000, $385,000, and $379,000, respectively in connection with this agreement.

(g)

On March 28, 2018, the Company’s Board of Directors approved the Company’s entry into a consulting services agreement with Carlo Coda Nunziante effective April 1, 2018. Under the agreement, Carlo Coda Nunziante, the Company’s former Vice President, Strategy, is providing advice and assistance on the Company’s strategic planning and business strategies for a total annual fee, including reimbursement of out-of-pocket expenses of €146,801 (approximately $222,000 in Canadian dollars), net of applicable taxes. This agreement was renewed in March 2019 for an additional one-year term upon the same terms and conditions. In fiscal 2020 and 2019, the Company incurred charges of €154,000 and €153,000 (approximately $229,000 and $231,000 in Canadian dollars), respectively including applicable taxes. This agreement has been renewed in March 2020 for an additional one-year term upon the same terms and conditions

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

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

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

The Company has determined that the carrying value of its cash and cash equivalents, accounts receivable, long-term receivables, accounts payable and accrued liabilities approximates fair values as at the balance sheet date. As of March 28, 2020 and March 30, 2019, for the $58.0 million and $47.0 million, respectively, of bank indebtedness and the $12.2 million and $13.0 million, respectively of long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.

As of March 28, 2020 and March 30, 2019, the fair value of the remaining $4.1 million and $4.2 million, respectively of fixed-rate long-term debt is estimated to be approximately $3.9 million and $4.0 million, respectively. The fair value was determined by discounting the future cash flows of each instrument at the current market interest rates for the same or similar debt instruments with the same remaining maturities adjusted for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Company considered interest rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s lenders. As a result, the Company has determined that the inputs used to value these long-term debts fall within Level 3 of the fair value hierarchy.

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

On August 11, 2017, the Company entered into a stock purchase agreement with Aurum to sell its wholly-owned subsidiary, Mayors, which operated in Florida and Georgia and is engaged primarily in luxury timepieces and jewelry retail activities. The sale was completed on October 23, 2017 for total consideration of $135.0 million (USD$106.8 million). Because the Company’s retail operations in the U.S market were a signification part of the Company’s operations and financial results, the Company has determined that the disposal of Mayors represents a strategic shift. Accordingly, the activities of Mayors have been segregated and classified as discontinued operations in the consolidated statements of operations and cash flows for all periods presented. In fiscal 2020, the Company incurred related costs of approximately $0.6 million associated with a sales tax audit, stay bonuses and termination fees for cancelling an agreement, which have been allocated to the results of discontinued operations. In fiscal 2019, the Company incurred related costs of approximately $0.9 million, in addition to recognizing a net operating expense recovery of approximately $0.5 million as part of the transition services agreement with Aurum (see below) which has been allocated to the results of discontinued operations. In fiscal 2018, legal and professional fees of approximately $3.8 million, as well as debt extinguishment charges of approximately $3.5 million were incurred as a result of the Aurum Transaction. These transaction fees along with the interest expense generated by the Company’s then outstanding credit facilities associated with Mayors were allocated to the results of the discontinued operations. In fiscal 2018, the results of the discontinued operations also included an obsolescence reserve on inventory of $2.7 million.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

As a condition to the closing of the Aurum Transaction, the Company and Mayors entered into (i) an inventory purchase agreement whereby the Company purchased approximately $2.3 million (USD$1.8 million) in inventory from Mayors; (ii) a transition services agreement whereby the Company agreed to provide certain transition services to Mayors for a period of six months following the closing date of the transaction, subject to certain renewal rights; (iii) a services agreement whereby Mayors agreed to provide certain services to the Company for a period of twelve months following the closing date of the transaction, subject to certain renewal rights and; (iv) an authorized five-year dealer agreement with Mayors whereby Mayors will promote the sale of Birks branded products and trademarks at its existing locations in the United States.

The following table presents the net income from discontinued operations for the year ended March 28, 2020, March 30, 2019, and March 31, 2018:

	Fiscal Year Ended
	March 28, 2020	March 30, 2019	March 31, 2018
	(In thousands, except per share amounts)
Net sales	$—	$—	$110,789
Cost of sales	—	—	72,615

Gross profit	—	—	38,174
Selling, general and administrative expenses	552	381	30,902
Restructuring charges	—	—	—
Depreciation and amortization	—	—	1,674

Total operating expenses	552	381	32,576

Operating (loss) income	(552)	(381)	5,598
Interest and other financial costs	—	—	3,683
Debt extinguishment charges	—	—	3,415

(Loss) income before taxes	(552)	(381)	(1,500)
Income tax expense (benefit)	—	—	92

(Loss) income from discontinued operations, net of taxes	(552)	(381)	(1,592)
Gain on disposal, net of taxes	—	—	37,682

Net (loss) income from discontinued operations	$(552)	$(381)	$36,090

Weighted average common shares outstanding:
Basic	17,968	17,961	17,961
Diluted	17,968	17,961	18,393
Net (loss) income from discontinued operations per common share:
Basic	$(0.03)	$(0.02)	$2.01
Diluted	$(0.03)	$(0.02)	$1.96

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 28, 2020, March 30, 2019 and March 31, 2018

The table below presents the reconciliation of the gain on the sale of Mayors:

October 23, 2017
Cash proceeds on disposal	$134,982
Legal and professional fees incurred as a result of the Aurum Transaction	(3,759)
Cash	3,083
Accounts receivable	15,705
Inventory	89,101
Prepaid expenses	1,110
Property and equipment	11,176
Intangible assets	343
Other assets	244
Deferred income tax asset	6,705
Accounts payable	(27,207)
Accrued expenses	(3,552)
Long-term debt	(333)
Other long-term liabilities	(2,834)

Total identifiable net assets	93,541

Gain on disposal, net of taxes of nil	$37,682

18.	Subsequent events

On June 30, 2020, the Company obtained a new moratorium on principal repayments associated to the loan from its controlling shareholder, Montel, of USD$1.25 million (approximately $1.75 million in Canadian dollars), as such the loan will become due on the earlier of August 31, 2021 and 10 days following a liquidity event, subject to the approval by its senior secured lenders and the Company’s Board of Directors.

On July 8, 2020, the Company secured a new four-year term loan with Investissement Québec in the amount of $10.0 million. The loan bears an interest rate of 3.14% per annum and is repayable in 36 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On July 8, 2020, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio for fiscal 2021. The secured term loan is being used to fund the working capital needs of the Company.