Form 20-F
period 2021-03-27
BIRKS GROUP INC.
filed 2021-06-17
CIK 1179821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 27, 2021

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

10,610,973	Class A Voting Shares, without nominal or par value
7,717,970	Class B Multiple Voting Shares, without nominal or par value
0	Series A Preferred Shares, without nominal or par value, issuable in series

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

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

Presentation of Financial and Other Information

Throughout this Annual Report, we refer to our fiscal year ending March 27, 2021, as fiscal 2021, and our fiscal years ended March 28, 2020, and March 30, 2019, as fiscal 2020 and 2019, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 27, 2021 and March 28, 2020 consisted of 52 weeks, respectively.

Current developments

COVID-19

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus disease (COVID-19) a pandemic and a global emergency. In response to this pandemic, many government authorities took preventative and protective actions to contain the spread of the virus, including imposing restrictions on business operations and travel and advising individuals to limit or forego their time outside of their homes.

Operational Impacts

As a result of the measures adopted by the Canadian Federal and provincial governments to mitigate the spread of the virus, and in order to ensure the health and safety of its employees, customers and the community, the Company temporarily closed all of its retail locations in Canada effective on March 18, 2020. This adversely impacted the Company’s operations for the remaining thirteen days of fiscal 2020 and in fiscal 2021. In the first two months of fiscal 2021, the Company’s only sales were derived from its e-commerce business as well as its concierge telephone service, which, along with its distribution center, continued to operate with strict health and safety protocols in place, in accordance with local government guidelines. We have also continued to operate our wholesale business and our head office functions under a “work from home” model.

During the months of June 2020 and July 2020, the Company gradually re-opened its stores across Canada as the federal and provincial government authorities loosened the protective actions and restrictions imposed at the outset of the pandemic outbreak. By the end of July 2020, the Company had re-opened all of its retail stores, albeit at reduced operating hours and reduced capacity.

As a result of provincial restrictions to address the subsequent “waves” of the COVID-19 pandemic, the Company has since experienced intermittent government mandated closures of its retail stores as well as capacity restrictions. Six of our Ontario stores, including our Bloor street flagship store, were temporarily closed for a 15-week period between November 23, 2020 and March 9, 2021. Our remaining four Ontario stores were temporarily closed for a 12-week period between November 23, 2020 and February 16, 2021. Our five Québec stores were temporarily closed for a six-week period between December 26, 2020 and February 8, 2021. Our Manitoba store was temporarily closed for a ten-week period between November 12, 2020 and January 23, 2021. During the third and fourth quarters of fiscal 2021, 16 of our 29 retail stores, representing 55% of our network, were temporarily closed for in-person shopping (but the majority remained open for concierge service and curbside pick-up) due to government orders for average durations of six to fifteen weeks, respectively. As of the date of this Form 20-F, nine of our ten retail stores in Ontario are closed for in-person shopping until at least July 6, 2021. We will continue to adhere to all future guidelines provided by local government and health organizations.

Operational Response and Financial & Liquidity Impacts

As a result of these developments, the Company established a cross-functional management team to evaluate and guide its business operations in the context of the COVID-19 pandemic, with a focus on the health and safety of the Company’s employees and clients, business continuity, and management of liquidity.

Due to the materially adverse impact that the COVID-19 pandemic has had on the global economy, consumer confidence and spending, as well as the retail operating environment, our fiscal 2021 financial results were materially impacted. The temporary retail store closures (for in-person shopping) imposed by local health authorities across various provinces in Canada at intermittent periods during fiscal 2021 (including Q1, Q3 & Q4) as well as capacity and social distancing restrictions when stores have been opened, have caused our fiscal 2021 sales to be below prior year sales.

The Company has taken various actions and strategies in an attempt to mitigate the financial impacts of COVID-19 in order to manage liquidity to finance its ongoing operations. We have substantially reduced selling, general and administrative expenses (including employee compensation costs at both the retail and head office levels, marketing costs and other operating costs) and discretionary spending across all areas of the business.

This includes the following initiatives:

•

Substantially reduced compensation costs by temporarily laying-off the majority of our employees without pay during the period of store closures, implementing temporary base salary reductions of 20% and 10% for our executive officers at intermittent periods during the fiscal year, reducing the workweek by 20% and 10% for the remaining active employees at intermittent periods during the fiscal year, temporarily reducing the Board of Directors compensation by 20% and 10% at intermittent periods during the fiscal year, as well as implementing hiring and salary freezes during fiscal 2021;

•	Worked closely with all of our partners and suppliers and negotiated extended credit terms with certain vendors;

•	Worked closely with our landlords to negotiate various forms of rent relief (including abatements and deferrals) during store lockdown periods and/or subsequent periods;

•	Postponed capital expenditures through the first three quarters of fiscal 2021 as needed;

•	Adjusted and reduced forward inventory purchases where applicable;

•	Qualified and applied for applicable government relief programs including the Canada Emergency Wage Subsidy (“CEWS”) program and the Canada Emergency Rent Subsidy (“CERS”) program.

On July 8, 2020, the Company secured a new six-year term loan with Investissement Québec, the sovereign fund of the province of Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company. The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. As at March 27, 2021, the Company had a working capital ratio of 1.03. On June 2, 2021, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 26, 2022.

Acceptance of Compliance Plan by NYSE American

On August 13, 2020, the Company was notified by NYSE American LLC (“NYSE American”) that it was not in compliance with the continued listing standards set forth in Section 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”). That section applies if a listed company has stockholders’ equity of less than U.S. $4.0 million and has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. Furthermore, on December 9, 2020, the Company was notified by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(i) of the Company Guide. That section applies if a listed company has stockholders’ equity of less than U.S. $2.0 million and has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years. Lastly, upon filing of its financial statements for the fiscal period ended March 27, 2021 on Form 20-F, the Company expects to be non-compliant with the continued listing standards as set forth in Section 1003(a)(iii) of the Company Guide which applies if a listed company has stockholders’ equity of less than U.S. $6.0 million and has reported losses from continuing operations and/or net losses in its five most recent fiscal years. The Company is reporting stockholders’ deficiency of U.S. $1.2 million (CAD deficiency $1.5 million) as of its fiscal year ended March 27, 2021, and has reported losses from continuing operations in each of its last five most recent fiscal years including the fiscal year ended March 27, 2021, while nevertheless reporting net income in two of its last five fiscal years.

In accordance with the procedures and requirements of Section 1009 of the Company Guide, the Company submitted its plan of compliance on September 6, 2020 addressing how the Company intends to regain compliance with Section 1003(a)(ii) of the Company Guide. On October 22, 2020, NYSE American notified the Company that it accepted the compliance plan and granted the Company an extension for its continued listing until February 6, 2022 (the “Plan Period”). Birks Group can regain compliance under Sections 1003(a)(i) and 1003(a)(iii) of the Company Guide under the compliance plan approved by NYSE American on October 22, 2020, which granted the Company an extension for its continued listing until February 6, 2022. The Company is not required to submit an additional plan to NYSE American with respect to Section 1003(a)(i).

The Company is subject to periodic review by NYSE American during the Plan Period. If the Company does not regain compliance by the end of the Plan Period, or if the Company does not make progress consistent with the plan during the Plan Period, NYSE American may initiate delisting procedures as appropriate. Receipt of the non-compliance and acceptance notices does not affect the Company’s business, operations, financial or liquidity condition, or reporting requirements with the Securities and Exchange Commission. During this time, the Company’s Class A voting shares will continue to be listed and trade on the symbol “BGI.”

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

As part of the Aurum Transaction, Birks entered into a 5-year distribution agreement with Aurum (the “Distribution Agreement”) to sell Bijoux Birks fine jewelry collections in the U.K. at Mappin & Webb and Goldsmiths stores and on their respective e-commerce platforms. Furthermore, pursuant to the Distribution Agreement, the Bijoux Birks collections continue to be sold in the United States through Mayors stores in Florida and Georgia.

Proceeds from the Aurum Transaction were used to pay down outstanding debt under the Company’s previous senior secured credit facilities that included term debt and working capital debt associated with Mayors. The Company did not pay dividends as a result of the Aurum Transaction, but rather, the remaining transaction proceeds were used by Birks to continue its strategic growth initiatives, specifically to invest in its Canadian flagship stores and to support its high-growth Bijoux Birks brand wholesaling activities and e-commerce, as part of the Company’s omni-channel strategy.

As a result of the Aurum Transaction, the Company has presented Mayors’ results as a discontinued operation in the consolidated statements of operations and cash flows for all periods presented. See Item 5 below for a reconciliation of the Company’s results from continuing operations and from discontinuing operations for the fiscal years 2021, 2020, and 2019, respectively.

Forward-Looking Information

This Annual Report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including, without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the COVID-19 outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading price of its shares; (ii) a decline in consumer spending or deterioration in consumer financial position; (iii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; and (vi) the Company’s ability to execute its strategic vision; (vii) the Company’s completion of the filing requirements for the CERS; and (viii) the Company’s ability to invest in and finance capital expenditures.

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

Selected Financial Data

The following income statement data and balance sheet data as of March 27, 2021 and March 28, 2020 and for the years ended March 27, 2021, March 28, 2020, and March 30, 2019 have been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The following financial data as of March 30, 2019, March 31, 2018, and March 25, 2017 and for the years ended March 31, 2018 and March 25, 2017 have been derived starting with our audited consolidated financial statements not included in this Annual Report, recast to CAD (see * footnote below) and then adjusted to reflect the effects of the discontinued operations (see footnote 4 below), which adjustments are unaudited. All fiscal years, except for fiscal 2018, in the table below consisted of 52 weeks. Fiscal 2018 consisted of 53 weeks. The historical results included below and elsewhere in this Annual Report are not necessarily indicative of our future performance.

The data presented below is only a summary and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, included elsewhere in this Annual Report. You should also read the following summary data in conjunction with Item 5, “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Income Statement Data – from continuing operations:

	Fiscal Year Ended
	March 27, 2021	March 28, 2020	March 30, 2019	March 31, 2018*	March 25, 2017*
	(In thousands, except per share data)
Net sales	$143,068	$169,420	$151,049	$146,608	$152,992
Cost of sales	86,718	104,943	92,472	90,915	91,460

Gross profit	56,350	64,477	58,577	55,693	61,532
Selling, general and administrative expenses	53,713	65,867	67,106	66,754	61,599
Restructuring charges (1)	—	—	1,182	894	897
Depreciation and amortization	5,458	4,845	3,859	3,264	3,428
Impairment of long-lived assets (2)	—	309	46	2,788	—

Total operating expenses	59,171	71,021	72,193	73,700	65,924

Operating (loss) income	(2,821)	(6,544)	(13,616)	(18,007)	(4,392)
Interest and other financial costs	3,017	5,683	4,689	3,988	4,467

(Loss) income from continuing operations before income taxes	(5,838)	(12,227)	(18,305)	(21,995)	(8,859)
Income tax (recovery) expense	—	—	—	—	—

Net (loss) income from continuing operations	(5,838)	(12,227)	(18,305)	(21,995)	(8,859)
Discontinued operations:
(Loss) income from discontinued operations, net of tax	—	(552)	(381)	(1,592)	15,934
Gain on disposal of discontinued operations, net of tax	—	—	—	37,682	—

Net (loss) income from discontinued operations	—	(552)	(381)	36,090	15,934
Net (loss) income attributable to common shareholders	$(5,838)	$(12,779)	$(18,686)	$14,095	$7,075

Net (loss) income per common share, basic	$(0.32)	$(0.71)	$(1.04)	$0.78	$0.39
Net (loss) income per common share, diluted	$(0.32)	$(0.71)	$(1.04)	$0.77	$0.38
Net (loss) income from continuing operations per common share – basic	$(0.32)	$(0.68)	$(1.02)	$(1.22)	$(0.49)
Net (loss) income from continuing operations per common share – diluted	$(0.32)	$(0.68)	$(1.02)	$(1.20)	$(0.48)
Weighted average common shares outstanding	18,005	17,968	17,961	17,961	17,961
Weighted average common shares outstanding – diluted	18,005	17,968	17,961	18,393	18,418
Dividends per share	—	—	—	—	—

Non-GAAP Measures**:
	Fiscal Year Ended
	March 27, 2021	March 28, 2020	March 30, 2019	March 31, 2018*	March 25, 2017*
	(In thousands)
EBITDA	$2,637	$(1,699)	$(9,757)	$(14,473)	$(964)
Adjusted EBITDA	2,637	(1,390)	(8,530)	(11,061)	(67)

Balance Sheet Data:

	March 27, 2021	March 28, 2020	March 30, 2019	March 31, 2018*	March 25, 2017*(3)
	(In thousands)
Working capital	$(2,882)	$(6,275)	$7,464	$22,449	$1,530
Total assets	$201,680	$210,652	$133,795	$120,275	$115,163
Bank indebtedness	$53,387	$58,035	$47,021	$36,925	$59,965
Long-term debt (including current portion)	$26,022	$16,281	$17,104	$8,210	$8,626
Operating lease liability (including current portion) (4)	$73,011	$78,458	$—	$—	$—
Stockholders’ equity (deficiency)	$(1,422)	$3,410	$13,783	$32,477	$17,112
Common Stock:
Value	$95,116	$93,368	$93,348	$93,348	$93,348
Shares	18,329	17,971	17,961	17,961	17,961

*

The Company has changed its reporting currency from USD to CAD for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency

**	As described in the section Non-GAAP Measures
(1)

In fiscal 2019 and fiscal 2018, restructuring charges relate primarily to severance as we eliminated certain head office positions to further increase efficiency and to align corporate functions with our strategic direction following the Aurum Transaction. In fiscal 2017 restructuring charges related to consolidating most of our corporate administrative workforce to Montreal as well as outsourcing a portion of our jewelry manufacturing and other corporate staff reductions. Refer to note 11 to our consolidated financial statements which are included elsewhere in this Annual Report.

(2)

Non-cash impairment of long-lived assets in fiscal 2020 are associated to store leases that have a possibility of early termination. Non cash impairment of long-lived assets in fiscal 2019 are associated with a retail location due to its projected operating performance and non-cash impairment of long-lived assets in fiscal 2018, are associated with a retail location due to its projected operating performance as well as software impairment associated with a decision to modify the scope of the implementation of the Company’s new enterprise resource planning system.

(3)

Retrospectively revised. For working capital, total assets, bank indebtedness and long-term debt for the year ended March 25, 2017, the assets and liabilities of Mayors were retrospectively determined and excluded to reflect the remaining balances after the Aurum Transaction.

(4)

For fiscal 2020, the Company adopted ASU 2017-02 – Leases (Topic 842), on March 31, 2019 by applying its provisions prospectively and recognizing a cumulative-effect adjustment to the opening balance of accumulated deficit as of March 31, 2019 (modified retrospective adoption approach). The adoption of ASU 2017-02 – Lease (Topics 842) had the following impacts on the Company’s financial statements as at March 31, 2019: the establishment of an Operating lease liability of $76.8 million and a corresponding Operating lease right-of-use asset, the reclassification of existing deferred lease inducements balance of $6.8 million and deferred straight-line rent of $4.3 million from Other long-term liabilities to Operating lease right-of-use asset, and the reclassification of deferred gains on sales-leasebacks of $2.4 million previously recorded in other long-term liabilities, to opening accumulated deficit. As a result of the implementation of this ASU, working capital includes the current portion of operating lease liabilities of $5.8 million. Prior year numbers have not been modified for this standard. Refer to notes 2(s) and 12 to our consolidated financial statements which are included elsewhere in this Annual Report.

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

RISK FACTORS

Risks Related to the COVID-19 pandemic

Our business, financial condition, results of operations and cash flows have been and will continue to be adversely impacted by the COVID-19 pandemic.

A public health crisis or disease outbreak, epidemic or pandemic, or the threat or fear of such events, could adversely impact our business. In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic and a global emergency. In response to this pandemic, many government authorities have taken preventative and protective actions to contain the spread of the virus. COVID-19 has significantly impacted our retail stores, sales, and foot traffic, based on the perceived public health risk and government imposed quarantines and restrictions of public gatherings and commercial activity to contain the spread of the virus. As a result of the measures adopted by the Canadian federal and provincial governments to mitigate the spread of the virus, and in order to ensure the health and safety of our employees, customers and the community, we temporarily closed all of our retail locations in Canada in Q1 of fiscal 2021 and certain of our locations in intermittent periods during Q3 & Q4 of fiscal 2021. Refer to section “Current Developments”, sub-section “COVID-19” for further details on temporary retail store closures during fiscal 2021. This has adversely impacted our operations and financial performance in fiscal 2021. There is no guarantee that our retail and wholesale businesses will not be further impacted if the economy deteriorates due to the ongoing COVID-19 pandemic, or if additional governmental authorities order the shutdown of additional non-essential businesses. While our e-commerce business has not been negatively impacted, additional government mandates ordering the shutdown of business and manufacturing and fulfillment facilities could negatively impact our ability to take or fulfill customer orders placed online.

Our operations have been experiencing and are expected to continue to experience disruptions from the global outbreak of COVID-19. To date, such disruptions have included the temporary closure of all of our retail store operations in Canada effective on March 18, 2020 and during Q1 of fiscal 2021 and the temporary closure of certain of our locations at intermittent periods during Q3 & Q4 of fiscal 2021. As a result of these store closures, we have experienced significant declines in sales, including a year-over-year decline of approximately 16% for fiscal 2021 as compared to fiscal 2020. As of the date of this Form 20-F, nine of our ten retail stores in Ontario are closed for in-person shopping until at least July 6, 2021.

We expect that the COVID-19 pandemic will have risks to our business beyond fiscal 2021. Our business is particularly sensitive to reductions in discretionary spending by consumers. To date, this outbreak has caused, and is continuing to cause, significant disruption in the financial markets both globally and in Canada, which could lead to a decline in discretionary spending by consumers, and which could in turn impact, possibly materially, our business, sales, financial condition and results of operations. Consumer demand may be impacted amidst the uncertainty in the global economy caused by the pandemic which could negatively impact our retail business as well as the businesses of our retail partners. Our retail business is sensitive to tourism. Regions that previously had higher densities of tourism and/or commercial urban traffic could experience a slower recovery which would adversely impact our future sales. Furthermore, we are exposed to additional COVID-19 related risks in relation to our retail store network such as social distancing requirements implemented by local governments as well as possible mandatory or elective temporary store shutdowns in the case of potential further waves of COVID-19. Such impacts could result in lower or no foot traffic throughout our retail store network which would adversely impact our sales, cash flows from operations and our liquidity position. The effects could also impact our ability to continue to respect payment terms with our suppliers and could cause our accounts payable balances to age significantly. The effects of COVID-19 could also impact our ability to adhere to the minimum excess availability requirements (described below) under both our senior secured credit facility (“Credit Facility”) and senior secured term loan (“Term Loan”). Failure to adhere to said requirements would be considered an event of default under the Credit Facility and Term Loan agreements, that provides the lenders the right to require the outstanding balances borrowed under our Credit Facility and Term Loan to become due immediately, which would result in cross defaults on our other borrowings. Furthermore, potential cases of COVID-19 infection that could arise at our corporate head office, distribution centers, or retail stores may disrupt our operations, which could lead to negative impacts on our revenues and cash flows from operations. Our operations have been impacted and could continue to be impacted by disruptions in our global supply chain network as result of COVID-19, including shortages of certain products due to disruptions in manufacturing by our suppliers, as well as costs of productions and distribution. We may experience increased operational challenges due to the implementation of work from home policies for both office employees and store employees whose stores are temporarily closed. Remote working arrangements may increase risks associated with our information systems such as the risk of cybersecurity incidents or system failures, which could have an adverse effect on our business. We cannot predict the degree to, or the time period over which our sales and operations will be affected by this outbreak, and the effects could be material. The longer the effects of COVID-19 last, the longer discretionary spending by consumers may be impacted, and the more extensive the effects could be on our business, sales, financial condition, liquidity, results of operations and our stock price. If there are further waves of the outbreak, stores may need to be closed again, further impacting our business, sales, financial condition, liquidity, results of operations and our stock price. The full extent of the impact of COVID-19 on our operations, financial performance, and liquidity, depends on future developments that are uncertain and unpredictable.

Financial and Liquidity Risks

The level of our indebtedness could adversely affect our operations, liquidity and financial condition.

Our debt levels fluctuate from time to time based on seasonal working capital needs. In fiscal 2021, the Company incurred debt primarily consisting of the Investissement Québec term loan in the amount of $10.0 million, in order to fund the working capital needs of the Company, including those arising from the impact of the COVID-19 pandemic. In fiscal 2020, the Company incurred debt primarily consisting of bank indebtedness in order to manage its working capital needs. The following table sets forth our total indebtedness (including bank indebtedness and current and long-term portion of debt), total stockholders’ equity (deficiency), total capitalization and ratio of total indebtedness to total capitalization as of:

	March 27, 2021	March 28, 2020
Total indebtedness (consisting of bank indebtedness and long-term debt, including current portion)	$79,409,000	$74,316,000
Total stockholders’ equity (deficiency)	(1,422,000)	3,410,000

Total capitalization	$77,987,000	$77,726,000

Ratio of total indebtedness to total capitalization	101.8%	95.6%

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

Our ability to fund our operations and meet our cash flow requirements is dependent upon our ability to maintain positive excess availability under our $85.0 million senior secured revolving credit facility (the “Credit Facility”). Under the Credit Facility, our sole financial covenant is to maintain minimum excess availability of not less than $8.5 million at all times, except that we shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. Our excess availability was above $8.5 million throughout fiscal 2021.

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

On June 29, 2018, we secured a $12.5 million senior secured term loan (the “Term Loan”) with Crystal Financial LLC (“Crystal”) now known as SLR Credit Solutions (“SLR”). The Term Loan, which matures in October 2022, is subordinated in lien priority to the Credit Facility and bears interest at a rate of Canadian Dollar Offered Rate (“CDOR”) plus 8.25%. Under the Term Loan, we are required to adhere to a similar financial covenant as under the Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that we shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $9.5 million and from January 21st to February 20th of each year of $4.5 million. The Term Loan is required to be repaid upon maturity.

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

No discretionary reserves were imposed during fiscal 2021, fiscal 2020, and fiscal 2019, by our current or former lenders.

For fiscal 2021, the Company reported net losses from continuing operations and a total net loss of $5.8 million. The Company reported net losses from continuing operations of $12.2 million and $18.3 million (total net loss of $12.8 million and $18.7 million) for fiscal 2020 and fiscal 2019, respectively. The Company used cash in operating activities from continuing operations of $1.7 million, $3.2 million, and $4.3 million for fiscal 2021, 2020, and 2019, respectively. The Company also had a negative working capital as at March 27, 2021 and March 28, 2020, primarily as a result of COVID-19 impacts on the business.

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

The Company continues to operate through its Credit Facility. COVID-19 has resulted in significant disruption to global financial markets, which could have a negative impact on the Company’s ability to access capital in the future. Given the uncertainty in the circumstances, the Company is pursuing other actions to enhance its liquidity position, which could include entering into new credit facilities, raising additional funds through public or private equity or debt financing, including funding from governmental sources, to the extent available. If new credit facilities are not available to the Company, there may be a material adverse impact on its financial condition and ability to manage its working capital.

On July 8, 2020, the Company secured a new six-year term loan with Investissement Québec in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company. The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. As at March 27, 2021, the Company had a working capital ratio of 1.03. On June 2, 2021, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 26, 2022.

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

The terms of our Credit Facility and Term Loan expire in October 2022, as such, financing may be unavailable in amounts or on terms similar to the current agreements or acceptable to us, if at all, which could have a material adverse impact on our business, including our ability to continue as a going concern.

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

Operational Risks

Our business could be adversely affected if we are unable to continue to lease retail stores in prime locations and successfully negotiate favorable lease terms.

Historically, we have generally been successful in negotiating and improving leases for renewal as our current leases near expiration. As of May 31, 2021, we had 29 leased retail stores. The leases are generally in prime retail locations and generally have lease terms of ten years, with rent being a fixed minimum base plus, for certain stores, a percentage of the store’s sales volume (subject to some adjustments) over a specified threshold. Many uncontrollable factors can impact our ability to renew these leases, including but not limited to, competition for key locations from other retailers. Only 5 of the Company’s store leases are renewable within the next two years and such stores generated approximately 3% of our fiscal 2021 net sales. The capital expenditures related to remodeling some of our retail stores are estimated to be approximately $2.7 million during fiscal 2022. These planned capital expenditures are at the discretion of management and not required by our landlords. Such planned capital expenditures could be delayed in the event of prolonged COVID-19 impacts on the Company’s operations and financial condition. We expect to be able to finance these capital expenditures with internally generated funds and existing financing arrangements. However, in the future, if we are unsuccessful at negotiating favorable renewal terms, locations or if more capital is required to meet landlord requirements for remodeling or relocating retail stores and we are unable to secure the necessary funds to complete these projects, our business, financial condition, and operating results could be adversely affected. In addition, we may not be able to locate suitable alternative sites in a timely manner. Our sales, earnings and cash flows will decline if we fail to maintain existing store locations, renew leases or relocate to alternative sites, in each case on attractive terms.

Our business could be adversely affected if our relationships with any primary vendors are terminated or if the delivery of their products is delayed or interrupted.

We compete with other jewelry and timepiece retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name timepiece and jewelry manufacturers have distribution agreements with our Company that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In fiscal 2021, merchandise supplied by our largest luxury timepiece supplier and sold through our stores accounted for approximately 20% of our total net sales from continuing operations. Our relationships with primary suppliers are generally not pursuant to long-term agreements. We obtain materials and manufactured items from third-party suppliers. Any delay or interruption in our suppliers’ abilities to provide us with necessary materials and components, including as a result of the on-going COVID-19 pandemic and its impact on suppliers, may require us to seek alternative supply sources. Any delay or interruption in receiving supplies could impair our ability to supply products to our stores and, accordingly, could have a material adverse effect on our business, results of operations and financial condition. The abrupt loss of any of our significant third-party suppliers or a decline in the quality or quantity of materials supplied by any third-party suppliers could cause significant disruption in our business.

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

A significant data privacy breach or security breach of our information systems could disrupt or negatively affect our business.

The protection of customer, employee and company data is important to us, and our customers expect that their personal information will be adequately protected. The regulatory environment surrounding information security and data privacy is becoming increasingly demanding, as requirements in respect of personal data use and processing, including significant penalties for non-compliance, continues to evolve in the various jurisdictions in which the Company does business. Although we have developed and implemented systems and processes that are designed to protect our information and prevent data loss and other security breaches, such measures cannot provide absolute security and our business could still be exposed to risks. Attacks may be targeted at us, our vendors or customers, or others who have entrusted us with information. Data and security breaches can also occur as a result of non-technical issues including intentional or inadvertent breach by employees or persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. We rely upon information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including e-commerce sales, supply chain, merchandise distribution, customer invoicing and collection of payments. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the proprietary business information of our customers and suppliers, as well as personally identifiable information of our customers and employees, in our information technology systems. The secure operation of these information technology networks, and the processing and maintenance of this information is critical to our business operations and strategy. To date, our business and operations have not been materially impacted by a cyber-attack, security breach, or data breach, however a significant breach of customer, employee or company data could damage our reputation, our relationship with customers and the Birks brand and could result in lost sales, sizable fines, violation of applicable privacy and other laws, significant breach-notification costs and lawsuits as well as adversely affect results of operations. In addition, it could harm our ability to execute our business and adversely impact sales, costs and earnings. Because of the rapidly evolving types of cyber-attacks and the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate cost-effective preventative measures. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Since March 2020, we have implemented a work from home policy due to the COVID-19 outbreak for our corporate workforce in Montreal. Remote work could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations.

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

Risks Related to the Economy and External Factors, including Regulations

Our business depends, in part, on factors affecting consumer spending that are out of our control.

Our business, like other retailers, depends on consumer demand for our products and, consequently, is sensitive to a number of factors that are beyond our control that influence consumer spending, including general economic conditions, consumer confidence in future economic conditions and domestic and international political conditions, tourism, recession and fears of recession, consumer debt, disposable consumer income, conditions in the housing market, consumer perceptions of personal well-being and security, fuel prices, inclement weather, interest rates, foreign exchange rates, sales tax rate increases, inflation, and war and fears of war. Jewelry purchases are discretionary for consumers and may be particularly and disproportionately affected by adverse trends in the general economy and the equity markets. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for our products, resulting in a reduction in our sales and harming our business and operating results. A substantial portion of our customers use credit, either from our private label and proprietary credit cards or another consumer credit source, to purchase jewelry and timepieces. When there is a downturn in the general economy, fewer people may use or be approved for credit, which could result in a reduction in net sales and/or an increase in credit losses, which in turn, could lead to an unfavorable impact on our overall profitability. The on-going COVID-19 pandemic has negatively impacted the global economy and reduced the amount of discretionary income available for consumers to purchase our products. We have seen decreases in consumer spending as a result of the COVID-19 pandemic, and such trends may continue. These circumstances have been amplified by the significant decline in global travel that has also occurred as a result of the COVID-19 pandemic. If periods of decreased consumer spending continue, our sales could be negatively impacted, and our financial condition and results of operations could be adversely affected. Consequently, our belief that we currently have sufficient liquidity to fund our operations is based on certain assumptions about the future state of the economy, the future availability of borrowings to fund our operations and our future operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

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

As of May 20, 2021, The Grande Rousse Trust (“Grande Rousse”) beneficially owns or controls 74.5% of all classes of our outstanding voting shares, which are directly owned by Mangrove Holdings S.A (“Mangrove”) and Montel Sarl (“Montel”), previously Montrovest B.V. Montel and Mangrove own 48.3% and 26.2% of our outstanding voting shares respectively. The trustee of Grande Rousse is Meritus Trust Company Limited (the “Trustee”). Confido Limited has the power to remove the Trustee and as a result may be deemed to have beneficial ownership of the Class A voting shares held by Montel and Mangrove. Under our restated articles, Montel and Mangrove, as holders of the Class B multiple voting shares, have the ability to control most actions requiring shareholder approval, including electing the members of our Board of Directors and the issuance of new equity.

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

Terrorist acts, acts of war or hostility, natural disasters or other catastrophic events could have an immediate disproportionate impact on discretionary spending on luxury goods upon which our operations are dependent, and could have a material adverse impact on our business and results of operations. We have been, and may continue to be affected in the future, by widespread protests such as the protests related to social injustices that have taken place in various cities across Canada in June 2020. Such protests can disrupt foot traffic at our stores, thereby negatively impacting sales, cause temporary store closures, and lead to inventory shrinkage, and property damage, all of which could adversely impact our sales and results from operations.

Environmental and climate changes could affect the Company’s business.

The Company recognizes that climate change is a serious risk to society and therefore continues to take steps to reduce the Company’s impact on the environment. Adverse effects of climate change, such as extreme weather events, particularly over a prolonged period of time, could negatively impact the Company’s business and results of operations if such conditions limit our consumer’s ability to access our stores, cause our consumers to limit discretionary spending, or disrupt our supply chains or distribution channels. Social, ethical and environmental matters influence the Company’s reputation, demand for merchandise by consumers, the ability to recruit staff, relations with suppliers and standing in the financial markets. The Company’s success is dependent on the strength and effectiveness of its relationships with its various stakeholders: customers, shareholders, employees and suppliers. In recent years, stakeholder expectations have increased, as these stakeholders expect businesses to consider social, ethical, and environmental impacts while making business decisions, and the Company’s success and reputation will depend on its ability to meet these higher expectations. The Company’s success also depends upon its reputation for integrity in sourcing its merchandise, which, if adversely affected could impact consumer sentiment and willingness to purchase the Company’s merchandise.

Legal and Compliance Risks

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

Future issuances or sales of a substantial number of our Class A voting shares by us, Montel, Mangrove, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair our ability to raise capital through future issuances of equity securities. As of May 31, 2021, we had 10,610,973 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.

As a retailer of jewelry and timepieces with a limited public float, the price of our Class A voting shares may fluctuate substantially, which could negatively affect the value of our Class A voting shares and could result in securities class action claims against us.

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

We are subject to the continued listing requirements of the NYSE American. If we are unable to comply with such requirements, our common stock could be delisted from the NYSE American, which would limit investors’ ability to effect transactions in our common stock and subject us to additional trading restrictions.

Our common stock is currently listed on NYSE American. In order to maintain our listing, we must maintain certain share prices, financial and share distribution targets, including maintaining a minimum amount of stockholders’ equity and a minimum number of public shareholders. NYSE American may delist the securities of any issuer for other reasons involving the judgment of NYSE American.

On August 13, 2020, we were notified by NYSE American that we were not in compliance with the continued listing standards set forth in Section 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”). That section applies if a listed company has stockholders’ equity of less than U.S. $4.0 million and has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. Furthermore, on December 9, 2020, we were notified by NYSE American that we were not in compliance with the continued listing standards set forth in Section 1003(a)(i) of the Company Guide. That section applies if a listed company has stockholders’ equity of less than U.S. $2.0 million and has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years. Lastly, upon filing of our financial statements for the fiscal period ended March 27, 2021 on this Form 20-F, we expect to be non-compliant with the continued listing standards as set forth in Section 1003(a)(iii)

of the Company Guide which applies if a listed company has stockholders’ equity of less than U.S. $6.0 million and has reported losses from continuing operations and/or net losses in its five most recent fiscal years.

In accordance with the procedures and requirements of Section 1009 of the Company Guide, we submitted our plan of compliance on September 6, 2020 addressing how we intend to regain compliance with Section 1003(a)(ii) of the Company Guide.

On October 22, 2020, NYSE American notified us that it accepted the compliance plan and granted us an extension for our continued listing until the end of the Plan Period. We can regain compliance under Sections 1003(a)(i) and 1003(a)(iii) of the Company Guide under the compliance plan approved by NYSE American on October 22, 2020, which granted us an extension for our continued listing until February 6, 2022. We are not required to submit an additional plan to NYSE American with respect to Section 1003(a)(i).

We are subject to periodic review by NYSE American during the Plan Period, including quarterly monitoring, to determine if we are making progress consistent with the plan. If we do not regain compliance by the end of the Plan Period, or if we do not make progress consistent with the plan during the Plan Period, NYSE American may initiate delisting procedures as appropriate. We cannot assure that we will make sufficient progress to regain compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) by February 6, 2022 under our initial plan or any revision we make to such plan or that NYSE American will accept any revisions we propose to make to our initial plan, or that delisting proceedings may not be instituted against us based on our not meeting certain elements of the near-term milestones we had included as part of the compliance plan we submitted. If delisting proceedings are instituted against us, we would have the right to appeal any delisting determination.

If NYSE American delists our common stock from trading on the exchange and we are not able to list our securities on another national securities exchange, we expect our common stock would qualify to be quoted on an over-the-counter market. If this were to occur, we could experience a number of adverse consequences, including: limited availability of market quotations for the common stock; reduced liquidity for our securities; our common stock being categorized as a “penny stock,” which requires brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock; and decreased ability to issue additional securities or obtain additional financing in the future.

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

As a public company, we currently incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NYSE American, have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls as well as mandating certain corporate governance practices. Our management and other personnel devote a substantial amount of time and financial resources to these compliance initiatives. As such, if it is determined in the future that the costs and efforts of being a public company outweigh the benefits of being a public company, we may decide to discontinue our status as a publicly traded or registered company.

Item 4.	Information on the Company

THE COMPANY

Corporate History and Overview

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry and timepiece retail stores in Canada, with wholesale customers in North America and the U.K. As of May 31, 2021, Birks Group operated 26 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary operated under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand and one retail location in Vancouver operated under the Patek Philippe brand. Bijoux Birks fine jewelry collections are also available through select SAKS Fifth Avenue stores in Canada and the U.S., select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States as well as at certain jewelry retailers across North America. For fiscal 2021, we had net sales of $143.1 million from continuing operations.

Birks’ predecessor company was founded in Montreal in 1879 and developed over the years into Canada’s premier designer, manufacturer and retailer of fine jewelry, timepieces, sterling and plated silverware and gifts. In addition to being a nationwide retailer with a strong brand identity, we are also highly regarded in Canada as a jewelry designer. We believe that operating our stores under the Maison Birks brand and the fact that we sell Bijoux Birks branded jewelry distinguishes us from many competitors because of our longstanding reputation and heritage, our ability to offer distinctively designed, exclusive products, and by placing a strong emphasis on providing a superior shopping experience to our clients.

Birks was purchased by Borgosesia Acquisitions Corporation in 1993, a predecessor company of Regaluxe Investment S.á.r.l., which is referred to in this Annual Report as Regaluxe. Effective March 28, 2006, Regaluxe was acquired through a merger with Iniziativa S.A. (“Iniziativa”). As of May 31, 2007 and June 4, 2007, respectively, following a reorganization, Iniziativa and Montrolux S.A. transferred all of the shares they respectively held in the Company to their parent company, Montrovest B.V.(“Montrovest”now known as Montel). Following the 1993 acquisition of Birks, Birks’ operations were evaluated and a program of returning Birks to its historic core strength as the leading Canadian prestige jeweler was initiated.

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

In December 2015, Montrovest (now known as Montel) transferred a portion of its Class A and Class B voting shares to Mangrove and as a result Montel owned 49.2% of the voting shares of the Company and Mangrove owned 26.7%.

In August 2017, Birks entered into the Stock Purchase Agreement with Aurum, the largest fine watch and jewelry retailer in the U.K., to sell its wholly-owned subsidiary Mayors. The Aurum Transaction closed on October 23, 2017 for total cash consideration of $135.0 million (U.S. $106.8 million). As part of the transaction, Birks entered into a 5-year distribution agreement with Aurum to sell Birks fine jewelry in the U.K. at Mappin & Webb, Goldsmiths stores and on their e-commerce websites.

In the last three fiscal years, we invested a total of approximately $21.0 million in capital expenditures primarily associated with the remodeling of our existing store network. During fiscal 2021, additions include $1.5 million towards the remodeling of two stores in Calgary, $0.6 million towards the relocation of a store within the same mall in Montreal as well as $0.4 million towards various renovations across the retail network, including the addition of various new brand counters and shop-in-shops in certain stores. Prior to the COVID-19 pandemic, and during periods in fiscal 2021 when government restrictions related to the pandemic were lifted and/or lightened, the Company saw some benefit from the significant investments it had made in fiscal years 2019 and 2018, including the completion of major transformative renovations at our three flagship locations, in Montreal (completed in June 2018), Vancouver (completed in February 2019) and Toronto (completed in March 2019). We also opened our Graff and Patek Philippe boutiques in Vancouver (completed in December 2018), and continued to invest in the ongoing implementation of a new enterprise resource planning (“ERP”) system.

In fiscal 2021, we continued to transition away from a very capital-intensive period from fiscal 2017 to fiscal 2019 for the Company during which we implemented our growth-driven strategic objective, which includes the remodeling of our retail network including our flagship locations. The capital intensive spending period resulted in temporarily lower sales and contribution margin at the flagship locations under renovation, with a view to generate future long-term returns for the Company. Prior to the COVID-19 pandemic and forced store closures beginning in March 2020, the Company experienced a return to normal selling conditions during fiscal 2020. The on-going COVID-19 pandemic has significantly impacted our business, sales, and results from operations, and the Company continues to monitor its impacts. We currently expect to invest a significantly lower amount in capital expenditures in fiscal 2022 and fiscal 2023 as we focus solely on operations and on delivering a return on our strategic investment spending during the period from fiscal 2017 to fiscal 2019. In fact, in fiscal 2022, approximately $2.7 million is expected to be spent in capital expenditures, primarily related to store remodels. We expect to finance these capital expenditures from operating cash flows, and existing financing arrangements including tenant allowances from certain of our landlords. Such planned capital expenditures could be delayed in the event of prolonged COVID-19 impacts on the Company’s operations and financial condition.

The Company regularly reviews the locations of its retail network that leads to decisions that impact the opening, relocation or closing of these locations. During fiscal 2021, we relocated a Maison Birks store in Montreal, Québec and remodeled a Maison Birks store in Calgary, Alberta. During fiscal 2021, we also closed a Maison Birks store in Vancouver, British Columbia as a result of a complete renovation of the mall in which the store was located. During fiscal 2020, we relocated a Maison Birks store in Toronto, Ontario and opened a new Maison Birks Store in Calgary, Alberta. During fiscal 2019, we closed two Maison Birks stores (one in Edmonton, Alberta and one in Toronto, Ontario) and closed one store operated under the Brinkhaus brand in Vancouver, British Colombia. During fiscal 2019, we also opened one store operated under the Graff brand and one store operated under the Patek Philippe brand in Vancouver, British Columbia. During fiscal 2019, we also relocated two Maison Birks stores (one in Vancouver, British Columbia and one in Toronto, Ontario) during the remodeling of their respective malls.

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

The following table compares our sales from continuing operations of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 27, 2021		March 28, 2020		March 30, 2019
Jewelry and other	$67,296	47.0%	$90,175	53.2%	$99,043	65.6%
Timepieces	75,772	53.0%	79,245	46.8%	52,006	34.4%

Total	$143,068	100%	$169,420	100%	$151,049	100%

The decline in sales from the jewelry and other product categories in fiscal 2021 as compared to fiscal 2020 is primarily driven by softer bridal jewelry sales and by a decrease in Bijoux Birks fine jewelry resulting from the negative impacts of the COVID-19 pandemic on our retail and wholesale operations. The decline in sales from the jewelry and other product categories in fiscal 2020 as compared to fiscal 2019 is primarily driven by softer bridal jewelry sales and by a decrease in Bijoux Birks fine jewelry resulting from a decrease in discounting versus fiscal 2019. During fiscal 2019, the Company rationalized its inventory in order to liquidate discontinued inventory assumed as part of the Mayors transaction.

The decline in sales from the timepieces product category in fiscal 2021 as compared to fiscal 2020 is primarily driven by the negative impacts of the COVID-19 pandemic on our retail operations, including the impact of the temporary store closures at intermittent periods during fiscal 2021. The increase in sales from the timepieces product category in fiscal 2020 as compared to fiscal 2019 was driven primarily by the Company’s flagship stores being open for the entire fiscal year post-renovations.

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

Products

We offer distinctively designed, exclusive products and a large selection of distinctive high quality merchandise at various price points. This merchandise includes our own designed jewelry, branded Bijoux Birks and designer jewelry that includes diamonds, gemstones, and precious metals.

Our Bijoux Birks brand consists of internally developed luxury fine jewelry and bridal collections as well as watches and gift items. We also offer a large selection of desirable timepieces at various price points and giftware. Part of our strategy is to increase our exclusive offering of internally-designed goods sold to our customers, consisting primarily of fine jewelry, bridal offerings, and timepieces, all of which leverage the Bijoux Birks brand loyalty in their respective markets and in order to differentiate our products with unique and exclusive designs.

Our stores, operating under the Maison Birks, Brinkhaus, Graff and Patek Phillippe brands, carry a large selection of prestigious brand name timepieces, including our own proprietary Birks watch line as well as timepieces made by Baume & Mercier, Breitling, Cartier, Chaumet, Dinh Van Paris, Frédérique Constant, Graff, Grand Seiko, IWC, Jaeger Lecoultre, Longines, Montblanc, Panerai, Patek Phillippe, Richard Mille, Rolex, Tag Heuer, Tudor, and Van Cleef & Arpels. We also carry an exclusive collection of high quality jewelry and timepieces that we design. We emphasize Bijoux Birks brand jewelry offerings but also include other designer jewelry made by Chaumet, Dinh Van Paris, Graff, Marco Bicego, Messika, Roberto Coin, Van Cleef & Arpels,Vhernier and Yoko London. We also offer a variety of high quality giftware, including writing instruments made by Montblanc.

We have one primary channel of distribution, the retail division, which accounts for approximately 91% of net sales, as well as three other channels of distribution, namely e-commerce, wholesale, and gold exchange which combined to account for approximately 9% of net sales.

Product Design, Development, Sourcing and Manufacturing

We established a product development process that supports our strategy to further develop and enhance our product offering in support of the Birks brand development. During fiscal 2021, 2020, and 2019, approximately 31%, 46%, and 45%, respectively, of our jewelry products acquired for sale were internally designed and sourced. A significant portion of internally designed products are associated with the Bridal segment, which is largely reliant on customized special orders. The decrease in fiscal 2021 is primarily the result of the impact of COVID-19 and the significant sales decrease in the first quarter which subsequently impacted replenishments for the remainder of the fiscal year. Products that are not designed and manufactured for us, are sourced from suppliers worldwide, enabling us to sell an assortment of fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procures distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our loose stone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

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

In fiscal 2021, we purchased jewelry, timepieces and giftware for sale in our stores and online from several suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry and timepiece retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our key vendors, or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business. In fiscal 2021, merchandise supplied by our largest luxury timepiece supplier and sold through our stores accounted for approximately 20% of our total net sales. If our largest luxury timepiece supplier terminated its distribution agreements with us, such termination would have a material adverse effect on our business, financial condition and operating results.

Seasonality

Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher net sales than any other quarter during the year. In addition to seasonality trends, fiscal 2021 was also impacted by factors attributable to COVID-19, such as widespread restrictions and temporary store closures, particularly in the first quarter, which shifted net sales between quarters. Net sales from continuing operations in the first, second, third and fourth quarters in fiscal 2021 were 10%, 30%, 39% and 21%, respectively, in fiscal 2020 were 26%, 24%, 32% and 18%, respectively, and in fiscal 2019 were 25%, 21%, 33% and 21% respectively.

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

We believe that our stores’ elegant surroundings and distinctive merchandise displays play an important role in providing an atmosphere that encourages sales. We pay careful attention to detail in the design and layout of each store, particularly lighting, colors, choice of materials, and placement of display cases. We also use window displays as a means of attracting walk-in traffic and reinforcing our distinctive image. Our marketing department designs and creates window and store merchandise case displays for all of our stores. Window displays are frequently changed to provide variety and to reflect seasonal events such as Christmas, Chinese New Year, Valentine’s Day, Mother’s Day and Father’s Day.

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

Advertising and Promotion

One of our key marketing goals is to build on our reputation in our core markets as a leading luxury jewelry brand offering high quality merchandise in an elegant, sophisticated environment. For example, we frequently run advertisements that associate the Bijoux Birks brand with internationally recognized brand names such as Cartier, Patek Philippe, Rolex, and Van Cleef & Arpels, among others. Advertising and promotions for all stores are developed by our personnel in conjunction with outside creative professionals.

Our advertising reinforces our role as a world-class luxury brand that aims to deliver a total shopping experience that is as memorable as our merchandise. Our marketing efforts consist of advertising campaigns on digital platforms (including on our website and on social media), billboards, print, direct mail, special events, media and public relations, distinctive store design, elegant displays, partnerships with key suppliers and associations with prestige institutions. The key goals of our marketing initiatives are to enhance customer awareness and appreciation of our retail brand, Maison Birks, as well as our Bijoux Birks product brand, and to increase customer traffic, client acquisition and retention and net sales.

Credit Operations

We have a private label credit card, which is administered by a third-party financial institution that owns the credit card receivable balances. We also have a Birks proprietary credit card, which we administer. Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks private label credit card and the Birks in-house credit card accounted for approximately 15.9% of our net sales during fiscal 2021 and 19.1% during fiscal 2020. These results reflect the launch of the Birks Prestige private label credit card program in April 2018. We have continued to implement attractive term plans during fiscal 2021. Sales under the Birks private label credit cards are generally made without credit recourse to us.

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

In August 2012, the SEC issued rules that require companies that manufacture products using certain “conflict minerals”, including gold, to determine whether those minerals originated in the Democratic Republic of Congo or adjoining countries (“DRC”). If the minerals originate in the DRC, or if companies are not able to establish where they originated, extensive disclosure regarding the sources of those minerals, and in some instances an independent audit of the supply chain, is required. We filed our ninth disclosure report on May 27, 2021 for the calendar year ended December 31, 2020. We determined that we had no reason to believe that any conflict minerals necessary to the functionality or production of our products may have originated in the DRC.

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

Organizational Structure

Not applicable.

Properties

We lease all of our store locations as well as our corporate head office which includes a distribution center. We believe that all of our facilities are well maintained and in good condition and are adequate for our current needs. We actively review all leases that expire within the next 12 months to determine whether to renew the leases. Over the past few years we have also decreased the number of stores we operate by closing certain underperforming stores. Going forward we plan to continue to evaluate the productivity of our existing stores and close unproductive stores. In addition, we plan to continue to review opportunities to open new stores in new prime retail locations when the right opportunities exist.

Following is a listing of all our properties as of March 27, 2021:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores
Bayshore Centre	1,099	September 2027	Ottawa, ON
Bloor Flagship Store	9,695	February 2034	Toronto, ON
Brinkhaus	1,946	March 2027	Calgary, AB
Carrefour Laval	2,545	April 2025	Laval, QC
Chinook Shopping Centre	3,661	September 2024	Calgary, AB
Dix-30 Mall	1,691	July 2023	Brossard, QC
Fairview Pointe-Claire	1,450	August 2030	Pointe-Claire, QC
First Canadian Place	2,243	August 2028	Toronto, ON
Guildford Town Centre	1,172	December 2021	Surrey, BC
Graff Boutique	850	October 2028	Vancouver, BC
Mapleview Centre	1,384	June 2023	Burlington, ON
Market Mall	770	November 2023	Calgary, AB
Montreal Flagship Store	7,714	April 2032	Montreal, QC
Oshawa	1,043	December 2021	Oshawa, ON
Park Royal	1,797	October 2024	West Vancouver, BC
Patek Philippe Boutique	850	October 2028	Vancouver, BC
Place Ste-Foy	1,472	September 2027	Ste-Foy, QC
Rideau Centre	2,745	May 2024	Ottawa, ON
Saskatoon	3,486	January 2022	Saskatoon, SK
Sherway Gardens	2,726	September 2025	Etobicoke, ON
Southgate Shopping Centre	1,300	April 2028	Edmonton, AB
Square One	1,825	May 2024	Mississauga, ON
Toronto Dominion Square	5,568	August 2030	Calgary, AB
Vancouver Flagship Store	20,221	January 2026	Vancouver, BC
Victoria	1,561	March 2022	Victoria, BC
West Edmonton Mall	2,244	August 2024	Edmonton, AB
Willowdale Fairview Mall	1,563	August 2029	North York, ON
Winnipeg	3,187	February 2023	Winnipeg, MB
Yorkdale	2,930	October 2026	Toronto, ON
Other Properties
Montreal corporate office	26,423	May 2033	Montreal, QC

Total annual base rent for the above locations for fiscal 2021 was approximately $12.5 million.

Item 4A.	Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects

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

Throughout this Annual Report, we refer to our fiscal year ending March 27, 2021, as fiscal 2021, and our fiscal years ended March 28, 2020, and March 30, 2019, as fiscal 2020 and 2019, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 27, 2021 and March 28, 2020 consisted of 52 weeks, respectively.

Overview

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada, with wholesale customers in North America and the U.K. As of March 27, 2021, we have two reportable segments, “Retail” and “Other.” Retail consists of our retail operations whereby we operate 26 stores in Canada under the Maison Birks brand, one store under the Brinkhaus brand, one store under the Graff brand, and one store under the Patek Phillippe brand. Other consists primarily of our wholesale business, our e-commerce business and our gold exchange business.

As of March 27, 2021, our retail operation’s total square footage was approximately 87,000. The average square footage of our three Maison Birks flagship stores was approximately 12,500, while the average square footage for all other Maison Birks retail stores was approximately 2,200. The average square footage of the Brinkhaus, Graff, and Patek Phillippe locations was approximately 1,200.

Significant Transaction in fiscal 2018

As a result of the Aurum Transaction, the Company has presented Mayors’ results as a discontinued operation in the consolidated statements of operations and cash flows for all periods presented. The tables below reconcile the Company’s results from continuing operations and from discontinuing operations for the fiscal years 2021, 2020, and 2019, respectively.

	Year ended March 27, 2021
	Continuing operations	Discontinued operations	Combined operations
(in $ 000’s)
Net sales	143,068	—	143,068
Cost of sales	86,718	—	86,718

Gross profit	56,350	—	56,350
Selling, general, and administrative expenses	53,713	—	53,713
Impairment of long-lived assets	—	—	—
Depreciation and amortization	5,458	—	5,458

Operating (loss) income	(2,821)	—	(2,821)
Interest and other financial costs	3,017	—	3,017
Income tax expense	—	—	—

Net (loss) income	(5,838)	—	(5,838)

	Year ended March 28, 2020
	Continuing operations	Discontinued Operations	Combined operations
(in $ 000’s)
Net sales	169,420	—	169,420
Cost of sales	104,943	—	104,943

Gross profit	64,477	—	64,477
Selling, general, and administrative expenses	65,867	552	66,419
Impairment of long-lived assets	309	—	309
Depreciation and amortization	4,845	—	4,845

Operating (loss) income	(6,544)	(552)	(7,096)
Interest and other financial costs	5,683	—	5,683
Income tax expense	—	—	—

Net (loss) income	(12,227)	(552)	(12,779)

	Year ended March 30, 2019
	Continuing operations	Discontinued Operations*	Combined operations
(in $ 000’s)
Net sales	151,049	—	151,049
Cost of sales	92,472	—	92,472

Gross profit	58,577	—	58,577
Selling, general, and administrative expenses	67,106	381	67,487
Restructuring charges	1,182	—	1,182
Depreciation and amortization	3,859	—	3,859
Impairment of long-lived assets	46	—	46

Operating (loss) income	(13,616)	(381)	(13,997)
Interest and other financial costs	4,689	—	4,689
Income tax expense

Net (loss) income	(18,305)	(381)	(18,686)

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

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight and duties, direct labor related to repair services, the costs of our design and creative departments, inventory shrink, damage and inventory reserves, jewelry, watch and giftware boxes, as well as product development costs. SG&A includes, among other things, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resources and training expenses. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A, such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Bijoux Birks product brand and our third party product brands. Marketing has historically represented a significant portion of our SG&A. As a percentage of net sales, marketing expenses represented 4.6%, 4.4%, and 5.8% of sales for fiscal 2021, 2020, and 2019, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. Depreciation and amortization includes depreciation and amortization of our stores and head office, including leasehold improvements, furniture and fixtures, computer hardware and software and amortization of intangibles.

As we navigate through the COVID-19 pandemic and its continuing and unprecedented challenges, our attention remains focused on the execution of our short-term and long-term strategic plans.

Over the short-term, we will focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin rate and gross profits;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow with the objective of growing earnings before interest, tax, depreciation and amortization (“EBITDA”);

•	align our operations to effectively and efficiently deliver benefits to our shareholders; and

•	maintain flexible and cost effective sources of borrowings to finance our operations and strategies.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•	continue to develop our Bijoux Birks product brand through the expansion of all sales channels including international channels of distribution and e-commerce;

•

execute our merchandising strategy to increase net sales and maintain and expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, and source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of the Bijoux Birks product brand as well as our third party product brands with an objective of maintaining and eventually increasing customer traffic, client acquisition and retention and net sales through regional, national and international advertising campaigns using digital channels (including our website), billboards, print, direct mail, community relations, media and public relations, partnerships with key suppliers, and associations with prestige institutions;

•

provide a superior omni-channel client experience through consistently outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships;

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals, inventory and four-wall profitability; and

•	recruit and retain top talent whose values are aligned with our omni-channel strategic visions.

Fiscal 2021 Summary – results from continuing operations

•

Net sales were $143.1 million for fiscal 2021, a decrease of $26.3 million, or 15.5% compared to net sales of $169.4 million in fiscal 2020. The decrease in net sales in fiscal 2021 was primarily attributed to the effects of COVID-19, and the resulting temporary closures of all stores across the retail channel that were in effect throughout the first quarter of fiscal 2021 and the temporary closures of certain stores (including in Ontario, Québec and Manitoba) at intermittent periods throughout the fiscal year including during the third and fourth quarters of fiscal 2021. The overall decrease was partially offset by strong e-commerce sales, representing approximately 4.9% of total net sales in the fiscal year, as compared to approximately 1.4% in fiscal 2020;

•

Comparable store sales decreased by 14.3% compared to fiscal year 2020, such decrease driven primarily by the temporary store closures in fiscal 2021 due to the COVID-19 pandemic. Comparable store sales as presented in the results of operations below for fiscal 2021 have not been adjusted to remove the impact of these temporary store closures;

•

Gross profit was $56.4 million, or 39.4% of net sales, for fiscal 2021 compared to $64.5 million, or 38.1% of net sales, for fiscal 2020. This decrease was primarily due to the reduction of sales volume caused by COVID-19, partially offset by an improvement of gross margin of 130 basis points. The increase of 130 basis points in gross margin percentage was mainly attributable to the Company’s strategic focus to reduce sales promotions and discounting as well as foreign currency gains due to the strengthened Canadian dollar, partially offset by a shift in product sales mix towards branded timepieces;

•

SG&A expenses were $53.7 million, or 37.5% of net sales, in fiscal 2021 compared to $65.9 million, or 38.9% of net sales, in fiscal 2020. SG&A expenses in fiscal 2021 decreased by $12.2 million versus SG&A expenses in fiscal 2020. This decrease is driven primarily by the effects of COVID-19 and various cost containment initiatives undertaken by management including lower occupancy costs ($3.5 million) driven by the negotiation of rent abatements with certain of the Company’s landlords , lower compensation costs ($6.5 million) driven by the impact of temporary lay-offs, reduced operating hours at retail locations, lower sales commissions due to the decrease in net sales, and temporary wage reductions at the corporate head office, wage subsidies ($1.4 million) and rent subsidies ($0.5 million), lower credit cards fees ($0.7 million) due to lower sales volume, lower marketing costs ($1.0 million) and lower general operating costs ($2.5 million) driven by cost containment measures. These year-over-year reductions in SG&A expenses were partially offset by the impact of the revaluation of certain deferred stock units, restricted stock units and share appreciation rights which increased the Company’s non-cash stock based compensation expense ($3.6 million) during the year due to the fluctuations in the Company’s stock price during the fiscal year. As a percentage of sales, SG&A expenses in fiscal 2021 have decreased by 140 basis points as compared to fiscal 2020;

•

The Company’s fiscal 2021 EBITDA(1) was $2.6 million, an increase of $4.3 million compared to EBITDA(1) of negative $1.7 million for fiscal 2020. Adjusted EBITDA(1) for fiscal 2021 was $2.6 million, an increase of $4.0 million compared to adjusted EBITDA(1) of negative $1.4 million for fiscal 2020;

•

The Company’s fiscal 2021 reported operating loss from continuing operations was $2.8 million, an improvement of $3.7 million compared to a reported operating loss from continuing operations of $6.5 million for fiscal 2020. Adjusted operating loss(1) from continuing operations was $2.8 million, a decrease of $3.4 million compared to an adjusted operating loss(1) from continuing operations of $6.2 million in fiscal 2020; and

•

The Company recognized a net loss for fiscal 2021 of $5.8 million, or $0.32 per share, all of which was comprised of a net loss from continuing operations, compared to a net loss for fiscal 2020 of $12.8 million, or $0.71 per share, comprised of a net loss from continuing operations of $12.2 million or $0.68 per share, and a net loss from discontinued operations of $0.6 million, or $0.03 per share.

(1)	This is a non-GAAP financial measure defined below under “Non-GAAP Measures” and accompanied by a reconciliation to the most directly comparable GAAP financial measure.

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

The percentage increase (decrease) in comparable store sales for the periods presented below is as follows:

	Fiscal Year Ended
	March 27, 2021	March 28, 2020	March 30, 2019
Comparable store sales from continuing operations	(14)%	2%	1%

The decrease in comparable store sales of 14% during fiscal 2021 is primarily related to the negative impacts of COVID-19, including the temporary store closures. During the first quarter of fiscal 2021, during which time the Company’s stores were temporarily closed, the Company experienced a 65% decrease in comparable store sales. In the second quarter of fiscal 2021, during which time the Company’s stores were fully re-opened, albeit operating at reduced hours and with lower levels of foot traffic, the Company experienced a 4% increase in comparable store sales, when compared to the second quarter of fiscal 2020. During the third and fourth quarters of fiscal 2021, 16 of the Company’s 29 retail stores, representing 55% of its store network, were temporarily closed for in-person shopping (but the majority remained open for concierge service and curbside pick-up) due to government orders for average durations of six to fifteen weeks. Despite the impact of these temporary store closures, the Company experienced increases in comparable store sales of 2% and 6% respectively in the third and fourth quarters of fiscal 2021. These increases were driven in part by the sales performance of third party branded watches as a result of the Company’s improved portfolio of third party watch brands, and the Company’s successful pointed marketing campaigns which led to increases in average sales transaction value throughout the retail network.

The increase in comparable store sales of 2% in fiscal 2020 is primarily attributable to an increase in sales of third party branded watches driven by the Company’s improved portfolio and continued relationships with third party watch brands, as well as by the inclusion in the comparable store sales metric of the newly renovated Montreal flagship store which re-opened in June 2018 following extensive renovations. The increase in comparable store sales of 1% in fiscal 2019 is attributable in part by an increase in sales of Bijoux Birks branded products across the retail and e-commerce channels, an increase in sales of third party branded watches driven by the Company’s improved portfolio of third party watch brands, as well as the successful execution of targeted marketing campaigns.

Fiscal 2021 Compared to Fiscal 2020

The following table sets forth, for fiscal 2021 and fiscal 2020, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 27, 2021	March 28, 2020
	(In thousands)
Net sales	$143,068	$169,420
Cost of sales	86,718	104,943

Gross profit	56,350	64,477

Selling, general and administrative expenses	53,713	65,867
Depreciation and amortization	5,458	4,845
Impairment of long-lived assets	—	309

Total operating expenses	59,171	71,021

Operating loss	(2,821)	(6,544)
Interest and other financing costs	3,017	5,683
Income taxes	—	—

Net loss from continuing operations,	(5,838)	(12,227)
Discontinued operations:
Loss from discontinued operations, net of tax	—	(552)

Loss from discontinued operations	—	(552)

Net loss	$(5,838)	$(12,779)

Net Sales – from continuing operations

	Fiscal Year Ended
	March 27, 2021	March 28, 2020
	(In thousands)
Net sales – Retail	$130,758	$160,981
Net sales – Other	12,310	8,439

Total Net Sales	$143,068	$169,420

Total net sales for fiscal 2021 were $143.1 million compared to $169.4 million for fiscal 2020, which is a decrease of $26.3 million, or 15.5%, as compared to fiscal 2020. Net retail sales were $30.2 million less than the comparable prior year period which was primarily attributed to the effects of COVID-19, and the resulting temporary store closures at intermittent periods during the fiscal year. The increase in Net Sales – Other of $3.9 million includes an increase in our e-commerce sales of $4.7 million, or 201%. The Company’s e-commerce sales represented approximatively 4.9% of total net sales, as compared to 1.4% in the prior period. The increase in e-commerce sales, along with an increase to our gold exchange business was partially offset by a decrease in wholesale activity due to the impact of the COVID-19 pandemic.

Gross Profit – from continuing operations

	Fiscal Year Ended
	March 27, 2021	March 28, 2020
	(In thousands)
Gross Profit – Retail	$49,868	$60,500
Gross Profit – Other	6,482	3,977

Total Gross Profit	$56,350	$64,477

Gross profit was $56.4 million, or 39.4% of net sales, for fiscal 2021 compared to $64.5 million, or 38.1% of net sales, for fiscal 2020. This decrease was primarily due to the reduction of sales volume caused by COVID-19, partially offset by an improvement of gross margin of 130 basis points. The increase of 130 basis points in gross margin percentage was mainly attributable to the Company’s strategic focus to reduce sales promotions and discounting as well as foreign currency gains due to the strengthened Canadian dollar, partially offset by a shift in product sales mix towards branded timepieces. Gross Profit – Retail for fiscal 2021 was $49.9 million, or 38.1% of net sales – Retail, compared to $60.5 million, or 37.6% of net sales – Retail for fiscal 2020, which is a decrease of $10.6 million driven by the reduction of sales volume caused by COVID-19. Gross Profit – Other for fiscal 2021 was $6.5 million, or 52.7% of net sales – Other compared to $4.0 million, or 47.1% of sales for fiscal 2020, which is an increase of $2.5 million driven by the volume experienced in e-commerce sales and by a favorable product sales mix.

SG&A Expenses – from continuing operations

SG&A expenses were $53.7 million, or 37.5% of net sales, in fiscal 2021 compared to $65.9 million, or 38.9% of net sales, in fiscal 2020. SG&A expenses in fiscal 2021 decreased by $12.2 million versus SG&A expenses in fiscal 2020. This decrease is driven primarily by the effects of COVID-19 and various cost containment initiatives undertaken by management in response to the pandemic, including lower occupancy costs ($3.5 million) driven by the negotiation of rent abatements with the Company’s landlords, lower compensation costs ($6.5 million) driven by the impact of temporary lay-offs, reduced operating hours at retail locations, lower sales commissions due to the decrease in net sales, and temporary wage reductions at the corporate head office, wage subsidies ($1.4 million) and rent subsidies ($0.5 million), lower credit cards fees ($0.7 million) due to lower sales volume, lower marketing costs ($1.0 million) and lower general operating costs ($2.5 million) driven by cost containment measures. These year-over-year reductions in SG&A expenses were partially offset by the impact of the revaluation of certain deferred stock units, restricted stock units and share appreciation rights which increased the Company’s non-cash stock based compensation expense ($3.6 million) during the year due to the fluctuations in the Company’s stock price during the fiscal year. As a percentage of sales, SG&A expenses in fiscal 2021 have decreased by 140 basis points as compared to fiscal 2020.

Depreciation and Amortization – from continuing operations

Depreciation and amortization expense during fiscal 2021 was $5.5 million compared to $4.8 million during fiscal 2020, due to the minimal increase in capital expenditures incurred by the Company over the last 12 months, partially offset by the accelerated depreciation of leasehold improvements due to modified terms of two lease agreements.

Interest and Other Financing Costs – from continuing operations

Interest and other financing costs in fiscal 2021 were $3.0 million compared to $5.7 million in fiscal 2020, a decrease of $2.7 million, driven primarily by foreign currency gains of $1.4 million during fiscal 2021 compared to foreign currency losses of $0.5 million during fiscal 2020. The decrease is also associated with a decrease of 130 basis points of the weighted average interest rate of the senior secured credit facility.

Income Tax Expense – from continuing operations

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 27, 2021, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2014 through 2021 remain open to examination in the major tax jurisdictions in which the Company operates. We have continued to record a 100% valuation allowance on the full value of the deferred tax assets generated from our continuing operations during these periods as the criteria for recognition of these assets was not met at March 27, 2021.

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

Net sales for fiscal 2020 were $169.4 million compared to $151.0 million for fiscal 2019, which is an increase of $18.4 million, or 12.2%, as compared to fiscal 2019. Net retail sales were $17.7 million greater than last year primarily driven by all three of the Company’s flagship stores operating at full capacity following the major renovations completed at the Toronto and Montreal locations in fiscal 2019, as well as by a 2% increase in comparable store sales. The increase in Net Sales – Other of $0.7 million related primarily to an increase in sales of our gold exchange program, partially offset by a decrease in e-commerce sales.

Gross Profit – from continuing operations

	Fiscal Year Ended
	March 28, 2020	March 30, 2019
	(In thousands)
Gross Profit – Retail	$60,500	$57,310
Gross Profit – Other	3,977	1,267

Total Gross Profit	$64,477	$58,577

Total gross profit for fiscal 2020 was $64.5 million or 38.1% of net sales, as compared to $58.6 million or 38.8% of net sales, in fiscal 2019. The decrease of 70 basis points in gross margin percentage was mainly attributable to a shift in product sales mix towards branded timepieces, partially offset by a reduction in sales promotions in fiscal 2020 compared to fiscal 2019 as a result of the Montreal and Toronto flagship locations post-renovations. Gross Profit – Other for fiscal 2020 was $4.0 million compared to $1.3 million for fiscal 2019, which is an increase of $2.7 million driven by the increased sales generated by our gold exchange program, and by an increase in wholesale gross margin driven by higher pricing and a favorable product sales mix.

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

Impairment of long-lived assets

Non-cash impairment of long-lived assets of $0.3 million in fiscal 2020 are associated to store leases that have a possibility of early lease termination, non-cash impairment of long-lived assets in fiscal 2019 are associated with a retail location due to the projected operating performance of the location.

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

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to investors and other external stakeholders to provide them with useful complimentary information which will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies. In addition to our results determined in accordance with U.S. GAAP, we use non-GAAP measures including: “EBITDA”, “adjusted operating expenses”, “adjusted operating loss” and “adjusted EBITDA”.

EBITDA

“EBITDA” is defined as net income (loss) from continuing operations before interest expense and other financing costs, income taxes expense (recovery) and depreciation and amortization.

Adjusted operating expenses, adjusted operating loss & adjusted EBITDA

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

Total Adjusted Operating Expenses
	For the fiscal year ended
($000’s)	March 27, 2021	March 28, 2020	March 30, 2019	March 31, 2018	March 25, 2017
Total operating expenses (GAAP measure)	59,171	71,021	72,193	73,700	65,924
as a % of net sales	41.4%	41.9%	47.8%	50.3%	43.1%
Remove the impact of:
Restructuring costs (a)	—	—	(1,182)	(894)	(897)
Impairment of long-lived assets (b)	—	(309)	(46)	(2,788)	—

Total adjusted operating expenses (non-GAAP measure)	$59,171	$70,712	$70,965	$70,018	$65,027

as a % of net sales	41.4%	41.7%	47.0%	47.8%	42.5%

Adjusted operating income (loss)
	For the fiscal year ended
($000’s)	March 27, 2021	March 28, 2020	March 30, 2019	March 31, 2018	March 25, 2017
Operating income (loss) (GAAP measure)	(2,821)	(6,544)	(13,616)	(18,007)	(4,392)
as a % of net sales	-2.0%	-3.9%	-9.0%	-12.3%	-2.9%
Add the impact of:
Restructuring costs (a)	—	—	1,182	894	897
Impairment of long-lived assets (b)	—	309	46	2,788	—

Adjusted operating income (loss) (non-GAAP measure)	$(2,821)	$(6,235)	$(12,388)	$(14,325)	$(3,495)

as a % of net sales	-2.0%	-3.7%	-8.2%	-9.8%	-2.3%

EBITDA & Adjusted EBITDA
	For the fiscal year ended
($000’s)	March 27, 2021	March 28, 2020	March 30, 2019	March 31, 2018	March 25, 2017
Net income (loss) from continuing operations (GAAP measure	(5,838)	(12,227)	(18,305)	(21,995)	(8,859)
as a % of net sales	-4.1%	-7.2%	-12.1%	-15.0%	-5.8%
Add the impact of:
Interest expense and other financing costs	3,017	5,683	4,689	3,988	4,467
Income taxes expense (recovery)	—	—	—	—	—
Depreciation and amortization	5,458	4,845	3,859	3,264	3,428

EBITDA (non-GAAP measure)	$2,637	$(1,699)	$(9,757)	$(14,743)	$(964)

as a % of net sales	1.8%	-1.0%	-6.5%	-10.1%	-0.6%

Add the impact of:
Restructuring costs (a)	—	—	1,182	894	897
Impairment of long-lived assets (b)	—	309	45	2,788	—

Adjusted EBITDA (non-GAAP measure)	$2,637	$(1,390)	$(8,530)	$(11,061)	$(67)

as a % of net sales	1.8%	-0.8%	-5.6%	-7.5%	0.0%

(a)	Expenses associated with the Company’s operational restructuring plan
(b)

Non-cash impairment of long-lived assets in fiscal 2020 related to leasehold improvements that are associated to store leases that have a possibility of early lease termination. Non-cash impairment of long-lived assets in fiscal 2019 relate to leasehold improvements that are associated with a retail location due to the projected operating performance of the location. Non-cash impairment of long-lived assets in fiscal 2018, are associated with a retail location due to its projected operating performance as well as software impairment associated with a decision to modify the scope of the implementation of the Company’s new enterprise resource planning system.

Liquidity and Capital Resources

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under the Company’s Credit Facility. As of March 27, 2021, bank indebtedness consisted solely of amounts owing under the Company’s Credit Facility, which had an outstanding balance of $53.4 million ($53.7 million net of $0.3 million of deferred financing costs) on its maximum $85.0 million credit facility, which is used to finance working capital and capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The sole financial covenant which the Company is required to adhere to under both its Credit Facility and its Term Loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Credit Facility and Term Loan, that could result in the outstanding balances borrowed under the Company’s Credit Facility and Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s Credit Facility and Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both the Credit Facility and Term Loan. The Company met its excess availability requirements throughout fiscal 2021. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

On October 23, 2017, the Company entered into a Credit Facility with Wells Fargo Canada Corporation for a maximum amount of $85.0 million. The Credit Facility, which matures in October 2022, also provides the Company with an option to increase the total commitments thereunder by up to $13.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5% - 3.0% depending on the Company’s excess availability levels. Under the Credit Facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout fiscal 2021.

On June 29, 2018, the Company secured a $12.5 million Term Loan with Crystal Financial LLC (“Crystal”) now known as SLR Credit Solutions (“SLR”). The Term Loan, which matures in October 2022, is subordinated in lien priority to the Credit Facility and bears interest at a rate of CDOR plus 8.25%. Under the Term Loan, the Company is required to adhere to a similar financial covenant as under the Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $9.5 million and from January 21st to February 20th of each year of $4.5 million. The Term Loan is required to be repaid upon maturity.

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

The Company’s ability to make scheduled payments of principal, or to pay the interest, or to fund planned capital expenditures will also depend on its ability to maintain adequate levels of available borrowing, adhere to all financial covenants with its lenders, obtain favorable payment terms from suppliers and its future performance, which may be subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control. Such events include the potential impacts to our ability to generate cash from operations as a result of the on-going COVID-19 pandemic. See “Risk Factors” for additional information.

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

Borrowings under our Credit Facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 27, 2021	March 28, 2020
	(In thousands)
Credit facility availability	$72,218	$70,916
Amount borrowed at year end	$53,387	$58,035

Excess borrowing capacity at year end (before minimum threshold)	$18,831	$12,881

Average outstanding balance during the	$56,807	$56,001
Average excess borrowing capacity during the year	$16,393	$14,144
Maximum borrowing outstanding during the year	$64,121	$64,702
Minimum excess borrowing capacity during the year	$9,637	$9,648
Weighted average interest rate for year	2.9%	4.2%

Investissement Québec

On June 5, 2019, the Company repaid the outstanding balances on its prior term loans from Investissement Québec, namely its $5 million term loan ($0.6 million outstanding balance as at March 30, 2019) and $2 million term loan ($0.3 million outstanding balance as at March 30, 2019).

On July 8, 2020, the Company secured a new six-year term loan with Investissement Québec in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company. The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. As at March 27, 2021, the Company had a working capital ratio of 1.03. On June 2, 2021, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 26, 2022.

Other Financing

As of March 27, 2021, the Company had a balance of $1.9 million (U.S. $1.5 million) outstanding from an original $6.7 million (U.S. $5.0 million) cash advance from one of our controlling shareholders, Montel. This advance is payable upon demand by Montel once conditions stipulated in our Credit Facility permit such a payment. The conditions that are required to be met are the same as those that are required to be met for the Company to pay dividends (outlined in above section). This advance bears an annual interest rate of 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%.

As of March 27, 2021, the Company had a balance of $1.6 million (U.S. $1.25 million) outstanding from an original $3.4 million (U.S. $2.5 million) loan from Montel. The loan bears interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of 12.2%. In May 2019, Montel granted the Company a one-year extension of the term of the outstanding balance of $1.7 million (U.S. $1.25 million) which was scheduled to be fully repaid in July 2020. In December 2019, the Company obtained a new one-year moratorium on principal payments and as such the loan was scheduled to be fully repaid in December 2020. On June 30, 2020, the Company obtained a new moratorium on the principal repayment, and as such the loan will become due on the earlier of August 31, 2021 or 10 days following a liquidity event, subject to the approval by its senior secured lenders and the Company’s Board of Directors.

Cash Flows from Operating, Investing and Financing Activities – from continuing operations

The following table summarizes cash flows from operating, investing and financing activities:

(in thousands)	Fiscal 2021	Fiscal 2020*	Fiscal 2019
Net cash provided by (used in):
Operating activities	$(1,723)	$(3,225)	$(4,340)
Investing activities	(2,992)	(6,432)	(13,611)
Financing activities	5,957	9,595	18,506
Net cash provided by discontinued operations:	—	(552)	(381)

Net increase (decrease) in cash and cash equivalents	$1,242	$(614)	$174

Net cash used in operating activities from continuing operations was $1.7 million in fiscal 2021 as compared to $3.2 million in fiscal 2020. The $1.5 million increase in cash flows related to operating activities from continuing operations was primarily the result of a $6.4 million decrease in net loss from continuing operations in fiscal 2021 versus fiscal 2020, a $0.6 million increase in the level of depreciation and amortization in fiscal 2021 as compared to fiscal 2020, and an increase in leasehold inducements received of $0.5 million in fiscal 2021 when compared to fiscal 2020, partially offset by a $0.3 million decrease in impairment of long-lived assets in fiscal 2021 as compared to fiscal 2020, a $0.3 million decrease in other operating activities in fiscal 2021 as compared to fiscal 2020, a $3.1 million decrease in the level of amortization of operating lease right of use assets in fiscal 2021 versus fiscal 2020, a $0.5 million decrease in lease modifications during fiscal 2021, and an increase of $1.8 million of cash used by working capital in fiscal 2021 versus fiscal 2020. The $1.8 million increase in cash used by working capital was due to a decrease in accounts payable of $10.6 million in fiscal 2021 as compared to an increase of accounts payable of $18.7 million in fiscal 2020 driven by the accelerated payments to vendors upon the re-opening of the Company’s store network in the second quarter of fiscal 2021, and a $0.2 million net increase in prepaid expenses in fiscal 2021 when compared to fiscal 2020, partially offset by a net increase in accrued liabilities and other long-term liabilities of $9.2 million in fiscal 2021 when compared to fiscal 2020 primarily due to the impacts of impact of the revaluation of certain deferred stock units, restricted stock units and share appreciation rights as well as deferred rent, a decrease of inventory of $4.1 million in fiscal 2021 versus an increase in inventory of $10.4 million in fiscal 2020 due to inventory management initiatives, and an increase in accounts receivable and long-term accounts receivable of $1.3 million in fiscal 2021 versus an increase of $5.4 million in fiscal 2020 driven by the lower sales performance in fiscal 2021 as a result of COVID-19.

Net cash used in operating activities from continuing operations was $3.2 million in fiscal 2020 as compared to $4.3 million in fiscal 2019. The $1.1 million increase in cash flows related to operating activities from continuing operations was primarily the result of a $6.1 million improvement in net loss from continuing operations in fiscal 2020 versus fiscal 2019, a $1.0 million increase in the level of depreciation and amortization in fiscal 2020 as compared to fiscal 2019, a $2.3 million increase in the level of amortization of operating lease right of use assets in fiscal 2020 versus fiscal 2019, an increase in leasehold inducement received of $0.6 million in fiscal 2020, compared to nil in fiscal 2019. and a $0.1 million net increase in other adjustments to operating activities, partially offset by $9.0 million of cash used by working capital. The $9.0 million of cash used by working capital was due to an increase in accounts receivable and long-term accounts receivable of $6.8 million driven by increased sales as well as by an increase in the penetration of the in-house credit program, an increase in inventory of $3.6 million driven by increased sales as well as by an increase in inventory purchased with extended payment terms, an increase in the net change of prepaids and other assets of $2.7 million primarily due to the decrease in prepaid inventories in fiscal 2019 as compared to fiscal 2020, partially offset by a net increase in accounts payable, accrued liabilities and other long-term liabilities of $4.1 million primarily driven by the increase in inventory.

During fiscal 2021, net cash used in investing activities from continuing operations was $3.0 million compared to $6.4 million used during fiscal 2020. The $3.4 million decrease in net cash used in investing activities from continuing operations was primarily attributable to a decrease in capital expenditures in fiscal 2021 compared to fiscal 2020.

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

Net cash provided by financing activities from continuing operations was $6.0 million in fiscal 2021, as compared to $9.6 million during fiscal 2020. The $3.6 million decrease in cash flows from financing activities was primarily due to a $4.8 million decrease in bank indebtedness in fiscal 2021 compared to a $10.8 million increase in bank indebtedness in fiscal 2020, partially offset by an increase in long-term debt, related to the loan from Investissement Québec, of $10.0 million in fiscal 2021 as compared to nil in fiscal 2020, cash inflows associated to exercised stock options and warrants of $0.9 million in fiscal 2021 as compared to nil in fiscal 2020, lower long-term debt repayments of $0.8 million in fiscal 2021, and a decrease in the repayment of obligations under finance leases of $0.1 million in fiscal 2021 as compared to fiscal 2020.

Net cash provided by financing activities from continuing operations was $9.6 million in fiscal 2020, as compared to $18.5 million during fiscal 2019. The $8.9 million decrease in cash flows from financing activities was primarily due to a decrease in cash inflows from entering into the Term Loan of $12.5 million in June 2018, partially offset by an increase in bank indebtedness of $0.7 million in fiscal 2020 as compared to fiscal 2019, lower long-term debt repayments of $2.3 million in fiscal 2020 as compared to fiscal 2019, and a decrease in the payment of loan origination fees of $0.6 million in fiscal 2020 as compared to fiscal 2019.

Net cash used in discontinued operations amounted to nil in fiscal 2021, $0.6 million in fiscal 2020 and $0.4 million in fiscal 2019 as a result of certain Mayors’ related costs that the Company incurred in fiscal 2020, compared to transaction related costs, net of recovery of expenses received as part of the transition service agreement with Aurum in fiscal 2019.

*

In fiscal 2021, the Company corrected an immaterial error in the comparative 2020 statement of cash flows by presenting the cash received for leasehold inducements as cash flows provided by operating activities, rather than the previous classification of cash flows provided by financing activities. The Company assessed the materiality of this error in accordance with the SEC’s Staff Accounting Bulletin No. 99, Materiality and, based on an analysis of quantitative and qualitative factors, determined that the correction was not material to its consolidated financial statements.

The following table details capital expenditures in fiscal 2021, 2020, and 2019:

	Fiscal Year Ended
	March 27, 2021	March 28, 2020	March 30, 2019
	(In thousands)
Leasehold improvements	$2,486	$1,518	$6,593
Electronic equipment, computer hardware and software	991	1,165	1,774
Furniture and fixtures and equipment	242	73	6,166

Total capital expenditures (1)	$3,719	$2,756	$14,533

(1)

Includes capital expenditures financed by finance leases (referred to as capital leases in fiscal years 2019 and prior due to the adoption of ASU 2017-02 – Leases (Topic 842) of $0.1 million in fiscal 2021, nil in fiscal 2020, nil in fiscal 2019 as well as capital expenditures included in accounts payable of $1.0 million as of March 27, 2021, $0.6 million as of March 28, 2020, and $3.7 million as of March 30, 2019.

In the last three fiscal years, we invested a total of approximately $21.0 million in capital expenditures primarily associated with the remodeling of our existing store network including the completion of major transformative renovations at our three flagship locations in Montreal (completed in June 2018), Vancouver (completed in February 2019) and Toronto (completed in March 2019) as well the remodeling of two stores in Calgary (expected re-opening in June 2021), the relocation of a store within the same mall in Montreal (completed in November 2020), the opening of Market Mall in Calgary (completed in November 2019), the remodeling of the Willowdale location in Toronto (completed in September of 2019) the opening of our Graff and Patek Philippe boutiques in Vancouver (completed in December 2018) and an on-going enterprise resource planning (“ERP”) implementation.

Prior to the COVID-19 pandemic and forced store closures beginning in March 2020, the Company experienced a return to normal selling conditions during fiscal 2020 as the Company transitioned out of a very capital-intensive period of remodeling our retail network including our flagship locations. Fiscal 2021 provided many uncertainties and challenges that resulted in delayed and modified capital projects. We currently expect to invest a significantly lower amount in capital expenditures in fiscal 2022 as we focus solely on operations and on delivering a return on our strategic investment spending during the period from fiscal 2017 to fiscal 2019. In fiscal 2022, the Company expects to spend approximately $2.7 million in capital expenditures, primarily related to store remodels. We expect to finance these capital expenditures from operating cash flows, and existing financing arrangements including tenant allowances from our landlords. Such planned capital expenditures could be delayed in the event of prolonged COVID-19 impacts on the Company’s operations and financial condition.

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

None.

Trend Information

During fiscal 2021, our results were significantly impacted by the COVID-19 pandemic, however we were able to benefit from the positive impacts of the major renovations made to our flagship locations in Montreal, Toronto and Vancouver in prior years, on customer experience, customer acquisition and retention, and on sales during the fiscal year. We also benefited from our improved assortment of third party branded watches across our retail network and e-commerce channel. Increased competition for space in Canada continued to put pressure on occupancy costs and space retention for key locations. During fiscal 2021, we began the remodelling of two stores in Calgary which will be completed during fiscal 2022 and completed the move of a store within the same mall in Montreal. In fiscal 2020, we finalized the renovation of one location in Toronto and opened a new store in Calgary.

We continue to successfully pursue our strategy to develop the Bijoux Birks product brand and in fiscal 2021, we launched several new collections under the Bijoux Birks brand. In addition, we continued to pursue our strategies to enhance our customers’ in-store experience which includes the remodeling of our retail network with the goal of providing our clients with an engaging buying experience.

Our gross profit margin has increased in fiscal 2021 driven by lower levels of discounting. This is a positive trend as compared to declines experienced over the previous five years which were primarily due to changes in our product sales mix and the increased efforts over the past years to more quickly and aggressively sell through slow moving and discontinued product brands in an effort to improve the productivity and turnover of our inventory. Going forward, we believe that our gross profit margin will stabilize and begin to increase as we continue to promote the development of the Bijoux Birks product brand which we expect will provide us with higher gross profit margins. We plan to continue to expand our wholesale business through which we distribute Bijoux Birks branded products to other retailers, and which we believe will be a significant contributor towards growing our gross profit margins. Furthermore, we also intend to continue to execute our merchandising strategy to expand gross margins by developing and marketing exclusive and unique third-party branded products with higher margins.

Over the past few years we have also decreased the number of stores we operate through our closure of underperforming stores. Going forward we plan to continue to evaluate the productivity of our existing stores and close unproductive stores. In addition, we plan to continue to review opportunities to open new stores in new prime retail locations when the right opportunities exist. Moreover, we plan to continue to invest in our website and e-commerce platform to bolster our online distribution channel which represents an area of focus for us going forward.

Off-balance sheet arrangements

From time to time, we guarantee a portion of our private label credit card sales to our credit card vendor. As of March 27, 2021 and March 28, 2020, the amount guaranteed under such arrangements was approximately $1.4 million and $3,4 million, respectively. The bad debt experienced under these guarantees has not been material. See Note 14(b) to the consolidated financial statements included in this Annual Report on Form 20-F for additional discussion. We had no other off-balance sheet arrangements as of March 27, 2021.

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of March 27, 2021 and the periods in which payments are due:

	Payments due by Period
	Total	Less Than 1 Year	2-3 Years	4-5 Years	More than 5 Years
		(In thousands)
Contractual Obligations
Debt maturities(1)	$79,347	$2,906	$69,887	$4,000	$2,554
Finance lease obligations	341	75	145	121	—
Other long-term liabilities(2)	1,501	24	1,103	48	326
Interest on long-term debt(3)	3,454	1,610	1,210	426	208
Operating lease obligations(4)	124,042	13,319	26,998	22,387	61,338

Total	$208,344	$17,934	$99,343	$26,982	$64,085

(1)	Includes bank indebtedness in the 2-3 year category to reflect the current expiration date of the line of credit.
(2)	The amount of less than one year is recorded within accrued liabilities.
(3)

Excludes interest payments on amounts outstanding under our credit facility as the outstanding amounts fluctuate based on our working capital needs. Interest expense on other variable rate long-term debts was calculated assuming the rates in effect at March 27, 2021. Interest charges associated to long-term debt, net of deferred financing costs, were $1.8 million in fiscal 2021, $1.8 million in fiscal 2020, and $1.7 million in fiscal 2019.

(4)

The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which we are obligated. CAM charges were $2.2 million in fiscal 2021, $2.0 million in fiscal 2020, and $1.8 million in fiscal 2019.

In addition to the above and as of March 27, 2021, we had $0.6 million of outstanding letters of credit.

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

The Company determines its lease payments based on predetermined rent escalations, rent-free periods and other incentives. The Company recognizes rent expense on a straight-line basis over the related terms of such leases, including any rent-free period and beginning from when the Company takes possession of the leased facility. Variable operating lease expenses, including contingent rent based on a percentage of sales, CAM charges, rent related taxes, mall advertising and adjustments to consumer price indices, are recorded in the period such amounts and adjustments are determined. Lease terms occasionally include renewal options for additional periods of up to 6 years. The Company uses judgment when assessing the renewal options in the leases and assesses whether or not it is reasonably certain to exercise these renewal options if they are within the control of the Company. Any renewal options not reasonably certain to be exercised are excluded from the lease term. There is generally no readily determinable discount rate implicit in the Company’s leases. Accordingly, the Company uses its incremental borrowing rate for a term that corresponds to the applicable lease term in order to measure its lease liabilities and has elected to use such rates based on lease terms remaining as of March 27, 2021 and any new leases entered into thereafter.

The amounts of the Company’s operating lease right-of-use (“ROU”) asset and current operating lease liabilities are presented separately on the Consolidated Balance Sheet as of March 27, 2021. Substantially all of the Company’s leases are operating leases as of March 27, 2021. The Company records lease expenses within selling, general and administrative expenses. The Company monitors for events or changes in circumstances that require a reassessment of one of its leases. ROU assets, as part of the group of assets, are periodically reviewed for impairment.

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

Going concern assumption

Our consolidated financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. In evaluating our ability to continue as a going concern, we are required to determine whether we have the ability to fund our operations and meet our cash flow requirements. This evaluation requires us to estimate and forecast our cash flows and excess availability levels under various scenarios for at least the next twelve months from the date the financial statements were authorized for issuance. Significant estimates that have the greatest impact on our analysis include our estimate of sales, gross margins and operating costs, capital expenditures, estimates of collateral values of inventory and accounts receivable performed by our lenders throughout the year which could increase or decrease our availability under our senior secured credit facility, estimates of forecasted working capital levels, timing of inventory acquisitions, vendor terms and payments, interest rate and foreign exchange rate assumptions and forecasted excess availability levels under the senior secured credit facility and senior secured term loan. Furthermore, we have also made judgments on whether any reserves would be imposed by our senior secured lenders. In addition, we also had to consider how the effects of COVID-19 impacts our ability to forecast various assumptions and how it may impact our liquidity. The uncertainties around COVID-19 and related regulations, responses, and economic uncertainty have led the Company to consider other future scenarios in our analysis. Significant variances from our assumptions used in preparing our going concern analysis could significantly impact our ability to meet our projected cash flows. Our ability to meet our projected cash flows could also be impacted if our senior secured lenders impose additional restrictions on our ability to borrow on our collateral or if we do not adhere to the applicable financial covenant under our Credit Facility and Term Loan, which would be considered an event of default.

The Company funds its operations primarily through committed financing under its Credit Facility and Term Loan described in Note 6 of our consolidated financial statements included elsewhere in this 20-F. The Credit Facility along with the Term Loan are used to finance working capital, finance capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations, obtain favorable payment terms from suppliers, as well as to maintain specified excess availability levels under its Credit Facility and its Term Loan. The sole financial covenant which the Company is required to adhere to under both Credit Facility and its Term Loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Credit Facility and under the Term Loan, that could result in the outstanding balances borrowed under the Company’s Credit Facility and Term Loan becoming due immediately, which would result in cross defaults on the Company’s other borrowings. The Company met its excess availability requirement as of and throughout the year ended March 27, 2021 and as of the date the financial statements were authorized for issuance, and expects to have excess availability of at least $8.5 million for at least the next twelve months.

The term loan with Investissement Québec requires the Company to maintain on an annual basis a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01). As at March 27, 2021, the Company had a working capital ratio of 1.03. On June 2, 2021, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 26, 2022.

Refer to note 1 to the consolidated financial statements for additional information.

Reserves for slow-moving finished goods inventories

We reserve inventory for estimated slow-moving finished goods inventory equal to the difference between the cost of inventory and net realizable value, which is based on assumptions about future demand and market conditions. The allowance for slow-moving finished goods inventory is equal to the difference between the cost of inventories and the estimated selling prices. There is estimation uncertainty in relation to the identification of slow-moving finished goods inventories which are based on certain criteria established by the Company. The criteria includes operational decisions by management to discontinue ordering the inventory based on sales trends, market conditions, and the aging of inventories. Estimation uncertainty also exists in determining the expected selling prices through normal sales channels based on assumptions about future demand and market conditions for those slow-moving inventories.

Recent Accounting Pronouncements

See Note 2 (s) to the consolidated financial statements included in this Form 20-F.

Safe Harbor

See section entitled “Forward-Looking Information” at the beginning of this Annual Report on Form 20-F.

Item 6.	Directors, Senior Management and Employees

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our executive officers and directors, and their respective ages and positions as of May 31, 2021. At the commencement of fiscal year 2021, the Company had five executive officers. During the fiscal year 2021, Lanita Layton ceased to be an executive officer of the Company. Lanita Layton, our former Vice President, Chief Omni-Channel Sales and Marketing Officer, left the Company on July 3, 2020.

Name	Age	Position
Niccolò Rossi di Montelera	48	Executive Chairman of the Board & Director
Jean-Christophe Bédos	56	President, Chief Executive Officer & Director
Davide Barberis Canonico	55	Director
Shirley A. Dawe	74	Director
Frank Di Tomaso	74	Director
Louis L. Roquet	78	Director
Joseph F.X Zahra	65	Director
Katia Fontana	51	Vice President, Chief Financial Officer
Maryame El Bouwab	43	Vice President, Merchandising, Planning and Supply Chain
Miranda Melfi	57	Vice President, Human Resources, Chief Legal Officer & Corporate Secretary

Directors

Niccolò Rossi di Montelera, age 48, was elected to the Company’s Board of Directors on September 23, 2010 and served as Vice-Chairman of the Company’s Board of Directors from June 2015 until being appointed Executive Chairman of the Board effective January 1, 2017. Mr. Rossi di Montelera’s term as a director of Birks Group expires in 2021. Mr. Rossi di Montelera was a consultant for Gestofi from August 2009 until December 31, 2016 and provided consulting services to the Company in the areas of new product and brand development in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002 he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of Directors of Montrovest until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, who was the Company’s Chairman of the Board until December 31, 2016, and is the brother-in-law of Mr. Carlo Coda-Nunziante who was the Company’s Vice President, Strategy until March 31, 2018.

Jean-Christophe Bédos, age 56, was appointed to the Company’s Board of Directors on April 19, 2012. He was the Company’s Chief Operating Officer from January 2012 to March 2012 and became the Company’s President and Chief Executive Officer on April 1, 2012. He became a director of Birks Group on April 19, 2012 and his term as a director expires in 2021. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweler Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewelry industry at Cartier in 1988.

Davide Barberis Canonico, age 55, was elected to the Company’s Board of Directors in September 2013. Mr. Canonico’s term as a director of Birks Group expires in 2021. From January 1, 2016 until April 2018, Mr. Canonico was also the Chief Executive Officer of Autofil Yarn Ltd., a company in the textile industry supplying yarn to the automotive industry with manufacturing facilities in the United Kingdom and Bulgaria and was the Group Strategy Director from June 2015 to December 2015. From 1998 to March 2016, he was President and Chief Executive Officer of Manifattura di Ponzone S.p.A., an Italian family-owned company in the textile industry. From 2001 to 2015, he was also a member of the board of Sinterama S.p.A., a company in the textile industry with manufacturing facilities worldwide. He was a member of the Supervisory Board of Montrovest B.V. until April 2018.

Shirley A. Dawe, age 74, has been a member of the Company’s Board of Directors since 1999. Ms. Dawe’s term as a director of Birks Group expires in 2021. She is also a corporate director and has been President of Shirley Dawe Associates Inc., a Toronto-based management advisory company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the board of directors of numerous public and private companies in Canada and the U.S.

Frank Di Tomaso, age 74, was elected to the Company’s Board of Directors in September 2014. Mr. Di Tomaso’s term as a director of Birks Group expires in 2021. Mr. Di Tomaso is a corporate director. He has been a Chartered Professional Accountant since 1972. He was an audit and advisory partner at Raymond Chabot Grant Thornton LLP from 1981 to 2012 where he held the position of Managing Partner Audit – Public Companies until he retired in 2012. Mr. Di Tomaso also has been and currently is a member of a number of other public company corporate boards, namely Intertape Polymer Group Inc. and ADF Group Inc.

Louis L. Roquet, age 78, was appointed to the Company’s Board of Directors on May 11, 2016. Mr. Roquet’s term as a director of Birks Group expires in 2021. Mr. Roquet is the Chancellor and Chairman of the Board of Université de Montréal since June 2018. Mr. Roquet was previously a member of the Company’s Board of Directors from August 2007 to July 2014 before being appointed by the Québec Government to the position of Chairman of the Board of Investissement Québec in July 2014 from which he resigned on May 2, 2016. From 2012 to 2014, Mr. Roquet was Managing Director of Cevital Spa, a large Algerian manufacturer of food products. Mr. Roquet has served as General Manager of the City of Montréal from January 2010 to January 2012. From April 2004 to October 2009, he was President and Chief Operating Officer of Desjardins Venture Capital and was responsible for managing Desjardins’ venture capital funds together with those of Capital Régional and Coopératif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. From 2002 to 2004, Mr. Roquet served as President and General Manager of Société des alcools du Québec, Québec’s Liquor Board. Prior to 2002 he held the title of President and Chief Executive Officer of Investissement Québec, Secretary General of the City of Montréal and General Manager of Montréal Urban Community. He also serves as a director of numerous non-profit organizations.

Joseph F.X. Zahra, age 65, was appointed to the Company’s Board of Directors on November 9, 2016. Mr. Zahra’s term as a director of Birks Group expires in 2021. Mr. Zahra is a founding partner and director of SurgeAdvisory Limited, an advisory firm which focuses on strategy and transformation management, succession planning and boardroom coaching operating in Malta, since January 1, 2017. Prior thereto, he was a founding partner and managing director of MISCO, an independent consulting group operating in Malta, Cyprus and Italy from 1983 to 2016. Mr. Zahra also serves as director of several private, publicly-listed and regulated companies operating in the following industries: financial services (insurance and investment services), oil services, transportation, retail and hospitality. Mr. Zahra is also chairman of the board of directors of Vodafone Holdings and chairman of the audit committee of Corinthia Palace Hotel Co. Ltd., and member of the audit committee of United Finance plc and of Vodafone Insurance Ltd. He also serves as chairman of the investment committee of Pendergardens Developments plc and is a member of the investment committee of Chasophie Group Limited and the underwriting committee of Vodafone Insurance Ltd. Mr. Zahra was director of the Central Bank of Malta from 1992 to 1996 and served as executive chairman of Bank of Valletta Plc from 1998 to 2004, Maltacom Plc in 2003 and Middlesea Insurance Plc from 2010 to 2012. Mr. Zahra was appointed as one of the five international auditors at the Prefettura per gli Affari Economici of the Holy See from 2010 to 2014 and was the president of the economic and administrative reform commission (COSEA) from 2013 to 2014 as well as the vice coordinator of the newly formed Council for the Economy of the Holy See since 2014.

Other Executive Officers

Katia Fontana, age 51, is our Vice President, Chief Financial Officer and has been with Birks Group since January 13, 2020. Prior to joining us, she was Chief Financial Officer at Avenir Global, a holding company for communications and public relations firms. Prior thereto, she was with Groupe Dynamite Inc., an apparel retailer, from 2004 to 2018 in various positions, including Chief Financial Officer, Vice President, Finance and Administration and Director, Finance. From 1993 to 2004, Ms. Fontana was with Deloitte in its audit and assurance practice.

Maryame El Bouwab, age 43, is our Vice President, Merchandising, Planning and Supply Chain. She has been with the Company since March 2013. Prior to her current position, she was the Company’s Vice President, Planning and Supply Chain from June 1, 2018 to September 30, 2018 and Vice President, Merchandise Planning from February 1, 2017 to May 31, 2018. From March 2013 to February 2017, she was the Company’s Director of Merchandise Planning. Prior to joining the Company, Ms. El Bouwab was, from 2005 to 2012, with Mexx Canada and Lucky Brand Jeans and held the position of Merchandising and Planning Manager.

Miranda Melfi, age 57, is our Vice President, Human Resources, Chief Legal Officer and Corporate Secretary and has been with Birks Group since April 2006. Prior to her current position, she was our Vice President, Legal Affairs and Corporate Secretary from April 2006 to September 2018. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

COMPENSATION OF DIRECTORS AND OFFICERS

Director Compensation

During fiscal 2021, each director who was not an employee of the Company was entitled to receive an annual fee of U.S. $25,000 (approximately $33,000 in Canadian dollars) for serving on our Board of Directors, U.S. $1,500 (approximately $2,000 in Canadian dollars) for each Board meeting attended in person and U.S. $750 (approximately $1,000 in Canadian dollars) for each Board meeting attended by phone. The chairperson of the audit and corporate governance committee, and the compensation and nominating committee received an additional annual fee of U.S. $10,000 and U.S. $8,000 (approximately $13,000 and $10,500 in Canadian dollars) respectively. The members of the audit and corporate governance committee, and the compensation and nominating committee received an additional annual fee of U.S. $5,000, and U.S. $4,000 (approximately $6,500 and $5,250 in Canadian dollars), respectively, and the independent member of the executive committee received an additional annual fee of U.S. $4,000 (approximately $5,250 in Canadian dollars). The chairperson and any other members of any special independent committee of directors that may be established from time to time is entitled to receive compensation as may be determined by the Board of Directors for his or her service on such committee. As an effort to mitigate the financial impact of COVID-19, from the onset of the COVID-19 pandemic, each director agreed to fee reductions of 20% for the months of April, May and June 2020, 10% for the months July to December 2020, and 20% for the months of January to March 2021.

Since September 2018 and every September thereafter, each director who is not an employee of the Company is entitled to receive deferred stock units equal to a value of U.S. $25,000 (approximately $33,000 in Canadian dollars). In November 2016, September 2017, September 2018, October 2019, and September 2020 each non-employee director received deferred stock units equal to a value of U.S. $10,000, U.S. $20,000, U.S. $25,000, U.S. $25,000 and U.S. $25,000 (approximately $13,000, $26,000, $33,000, $33,000, and $33,000 in Canadian dollars), respectively. In June 2019, the chairman of the Special Committee and each member of the Special Committee was issued deferred stock units equal to a value of U.S. $30,000 and U.S. $25,000 (approximately $40,000 and $33,000 in Canadian dollars), respectively. In April 2014 and April 2015, 5,000 stock appreciation rights were granted to each non-employee director. In addition, in September 2014, 2,000 stock appreciation rights were granted to a new member of the Company’s Board of Directors. All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

On November 15, 2016, the Company’s Board of Directors approved annual payments of €200,000 (approximately $310,000 in Canadian dollars) and €50,000 (approximately $78,000 in Canadian dollars) to Mr. Niccolò Rossi di Montelera for his role as Executive Chairman of the Board and Chairman of the Executive Committee, respectively, effective January 1, 2017. As an effort to mitigate the financial impact of COVID-19, from the onset of the COVID-19 pandemic, Mr. Niccolò Rossi di Montelera agreed to a COVID-19 fee reduction of 20% for the months of April, May and June 2020, 10% for the months of July to December 2020, and 20% for the months of January to March 2021.

Executive Compensation

We are a “foreign private issuer” under U.S. securities laws and not a reporting issuer under Canadian securities laws and are therefore not required to publicly disclose detailed individual information about executive compensation under U.S. securities laws to the extent that we comply with the rules of our home jurisdiction. As such, the executive compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers are detailed in our Management Proxy Circular described below. Under the Canada Business Corporations Act, being the statute under which we were incorporated, we are required to provide certain information on executive compensation. The aggregate compensation paid by us to our four executive officers, and one executive officer position that was eliminated in fiscal 2021, was approximately $1,506,000 (annual salary) including the COVID-19 salary reductions.

The summary compensation table regarding our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers and the option/RSU grants and exercise of options/RSU tables in our Management Proxy Circular will be filed on Form 6-K with the SEC in connection with our 2021 Annual Meeting of Shareholders.

Birks Group Incentive Plans

The following plan makes reference to stock prices, since BGI trades publicly on the NYSE American, all stock prices are denominated in U.S. dollars.

Long-Term Incentive Plan

In 2006, Birks Group adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks Group’s business. As of May 31, 2021, there were 80,000 cash-based stock appreciation rights exercisable by members of the Company’s Board of Directors and outstanding stock options to purchase 253,147 shares of the Company’s Class A voting shares granted to members of the Company’s senior management team under the Long-Term Incentive Plan. The stock appreciation rights outstanding as of May 31, 2021, under the Long-Term Incentive Plan, have a weighted average exercise price of $1.12 and the stock options outstanding as of May 31, 2021, under the Long-Term Incentive Plan have a weighted average exercise price of $1.10.

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

Omnibus Long-Term Incentive Plan

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Under the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. A total of 1,000,000 shares of the Company’s Class A voting shares are reserved for issuance under the Omnibus LTIP. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of May 31, 2021, the only awards outstanding under the Omnibus LTIP were 689,012 deferred stock units granted to members of the Company’s Board of Directors, 142,000 Class A voting shares underlying options granted to members of the Company’s senior management team and 375,000 restricted stock units granted to members of the Company’s senior management team as well as certain employees in managerial roles.

Birks Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of its business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of May 31, 2021, there were no longer any current Class A voting shares under the Birks ESOP.

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

All of the directors on our Compensation and Audit committees were independent as well as the Corporate Governance committee until it was eliminated in September 2019. As a consequence of the elimination of the corporate governance and nominating committee, the audit and corporate governance committee as well as the compensation and nominating committee were formed. The corporate governance responsibilities of the committee were transferred to the audit committee and the nomination responsibilities were transferred to the compensation committee.

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

During fiscal 2021, our Board of Directors held a total of eleven board of directors meetings and twenty committee meetings. During such period, all of the directors attended 100% of the meetings of the Board of Directors, except for one director who attended 91% of the meetings.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. During fiscal 2021, our Board of Directors was composed of the three main committees below. The Board of Directors may from time to time also create special committees of the Board as needed.

1. Audit and Corporate Governance Committee. We have a separately designated standing audit and corporate governance committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit and corporate governance committee operates under a written charter adopted by the Board of Directors. The audit and corporate governance committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit and corporate governance committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. The audit and corporate governance committee is also responsible for overseeing all aspects of the Company’s corporate governance policies. In addition, the audit and corporate governance committee is responsible for the oversight and review of all related party transactions. During fiscal 2021, the audit and corporate governance committee held four meetings. During such period, all the members of the audit and corporate governance committee attended 100% of these meetings. During fiscal year 2021, the audit and corporate governance committee was comprised of Frank Di Tomaso (Chair), Louis L. Roquet, and Joseph F.X. Zahra, each of whom was financially literate and an independent (as defined by the NYSE American listing standards and SEC rules), non-employee director of the Company. We have determined that Frank Di Tomaso is an “audit committee financial expert” as this term is defined under SEC rules. Neither the SEC nor the NYSE American requires us to designate an “audit committee financial expert”. A copy of the audit committee charter is available on the Company’s website at www.birks.com.

2. Compensation and Nominating Committee. We have a standing compensation committee. The compensation and nominating committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation and nominating committee is to recommend to the Board of Directors (i) director compensation and (ii) executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of Birks Group. The compensation and nominating committee also establishes criteria for goals and objectives for variable compensation, evaluates the performance of the Chief Executive Officer on an annual basis and provides recommendations to the Board of Directors regarding Chief Executive Officer and senior management succession plans. Certain decisions regarding compensation of certain other executive officers are reviewed by the compensation committee. During fiscal 2021, the compensation and nominating committee held four meetings and all of the members of the compensation and nominating committee attended 100% of these meetings during such period. During fiscal 2021, the compensation and nominating committee was comprised of Shirley A. Dawe (Chair), Frank Di Tomaso and Louis L. Roquet. On September 17, 2020, Davide Barberis Canonico was named to the committee and attended the last two meetings. Each member of the compensation and nominating committee is an independent (as defined by the NYSE American listing standards), non-employee director of the Company.

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

3. Executive Committee. We have a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between meetings of the Board of Directors for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in our operations, including but not limited to monitoring the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. During fiscal year 2021, the executive committee consisted of: Niccolò Rossi di Montelera (Chair), Jean-Christophe Bédos, Davide Barberis Canonico, Louis L. Roquet and Joseph F.X. Zahra. For fiscal 2021, the executive committee held twelve meetings. All of the members of the executive committee attended 100% of these meetings during such period. Messrs. Canonico, Roquet and Zahra are independent, non-employee directors of the Company.

EMPLOYEES

As of March 27, 2021, we employed approximately 319 persons, including 62 employees on temporary leave. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, training, retraining and developing the best people in our industry.

Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations, e-commerce sales and support, wholesale sales and gold exchange. The table below sets forth headcount by category for our continuing operations in the periods indicated.

Total
As of March 27, 2021*:
Administration and operating support	113
Retail	206

Total	319

As of March 28, 2020*:
Administration and operating support	124
Retail	241

Total	365

As of March 30, 2019:
Administration and operating support	123
Retail	218

Total	341

*

As of March 27, 2021, 62 retail employees out of a total of 206 were placed on temporary lay-off as a result of the COVID-19 pandemic. As of March 28, 2020 74 administration and operating support employees out of a total of 124 and 217 retail employees out of total of 241 were placed on temporary lay-off as a result of the COVID-19 pandemic.

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2021, based on 10,610,973 Class A voting shares, by each executive officer and each director:

Name of Beneficial Owner	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
Niccolò Rossi di Montelera	—	—
Jean-Christophe Bédos(1)	373,500	3.5%
Davide Barberis Canonico	—	—
Shirley A. Dawe(2)	1,545	*
Frank Di Tomaso	—	—
Louis L. Roquet	—	—
Joseph F.X. Zahra	—	—
Katia Fontana	—	—
Maryame El-Bouwab	—	—
Miranda Melfi(3)	40,000	*

*	Less than 1%.
(1)

Includes (a) 73,500 Class A voting shares, (b) an option to purchase 100,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2020, at a price of USD$0.84 per share and which expires on April 18, 2023, and (c) an option to purchase 100,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2020 at a price of USD$0.78 per share and which expires on September 16, 2025; and (d) an option to purchase 100,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2020, at a price of USD$1.43 per share and which expires on November 15, 2026.

(2)	Includes 1,545 Class A voting shares.
(3)

Includes (a) an option to purchase 25,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2020, at a price of USD$0.78 per share and which expires on September 16, 2025; and (b) an option to purchase 15,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2020, at a price of USD$1.43 per share and which expires on November 15, 2026.

For arrangements involving the issuance or grant of options or shares of the Company to such named executive officers and other employees, see above under the heading “Compensation of Directors and Officers” and Item 10. “Additional Information—Material Contracts—Employment Agreements.”

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2021 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and/or Class B multiple voting shares. The major shareholders listed with Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Unless otherwise indicated in the table, each of the individuals named below, to the Company’s knowledge, has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 10,610,973 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on May 31, 2021, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Annual Report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of May 31, 2021 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. For information regarding entities or persons that directly or indirectly control us, see “Item 3. Key Information – Risk Factors – Risks Related to the Company.”

Name of Beneficial Owner(1)	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
The Grande Rousse Trust(2)	13,646,692	74.45%
Meritus Trust Company Limited(3)	13,646,692	74.45%
Montel S.à.r.l(4)	8,846,692	61.74%
Mangrove Holding S.A.(5)	4,800,000	32.85%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite its name.
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

As of May 31, 2021, there were a total of 237 holders of record of our Class A voting shares, of which 183 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 82% of our outstanding Class A voting shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees. None of our Class B multiple voting shares are held in the United States. Each Class B multiple voting share entitles the holder to ten (10) votes at all meetings of our shareholders (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of our restated articles or the Canada Business Corporations Act).

RELATED PARTY TRANSACTIONS

Management Consulting Services Agreement

Effective January 1, 2016, the Company entered into a management consulting services agreement with Gestofi S.A. (“Gestofi”), all in accordance with the Company’s Code of Conduct relating to related party transactions. Under the management consulting services agreement, Gestofi provides the Company with services related to the obtaining of financing, mergers and acquisitions, international expansion projects, and such other services as the Company may request. Under the agreement, The Company paid an annual retainer of €140,000 (approximately $202,000 in Canadian dollars). The original term of the agreement was until December 31, 2016 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In November 2018, the agreement was renewed on the same terms and conditions except that the retainer was reduced to €40,000 (approximately $61,000 in Canadian dollars). In March 2019, the agreement was renewed and amended to (i) eliminate the yearly retainer and reimburse only the out-of-pocket expenses related to the services, and (ii) allow for a success fee to be mutually agreed upon between the Company and Gestofi in the event that financing or a capital raise is achieved. In fiscal 2021, 2020, and 2019, the Company incurred expenses of nil, nil, and €40,000 (approximately nil, nil, and $61,000 in Canadian dollars) respectively under this agreement to Gestofi. In November 2020, the agreement was renewed for an additional one-year term.

Cash Advance Agreements

The Company has a cash advance outstanding from the Company’s controlling shareholder, Montel (formerly Montrovest), of USD$1.5 million (approximately $2 million in Canadian dollars) originally received in May 2009 from Montrovest. This cash advance was provided to the Company by Montrovest to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s Credit Facility and Term Loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s Credit Facility permit such a payment. At March 27, 2021 and March 28, 2020, advances payable to Montel amounted to USD$1.5 million (approximately $1.9 million and $2.1 million in Canadian dollars, respectively).

On July 28, 2017, the Company received a USD$2.5 million (approximately $3.3 million in Canadian dollars) loan from Montel, to finance its working capital needs. The loan bears interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is due and payable in two equal payments of USD$1.25 million (approximately $1.55 million in Canadian dollars) in each of July 2018 and July 2019. During fiscal year 2019, USD$1.25 million (approximately $1.55 million in Canadian dollars) was repaid. In May 2019, Montel granted the Company a one year extension of the term of the outstanding balance of $1.8 million (USD $1.25 million) which was scheduled to be fully repaid in July 2019. In December 2019, the Company obtained a new one-year moratorium on principal repayments and as such the loan will become due in December 2020. In June 2020, the Company obtained a new moratorium on principal repayments and as such the loan will become due at the earliest of August 31, 2021 or 10 days following a recapitalization. At March 28, 2021 and March 30, 2020, loans payable to Montel amounted to USD$1.25 million (approximately $1.6 million and $1.8 million in Canadian dollars, respectively).

Due to the Montrovest Merger, Montrovest’s separate legal existence ceased and as a result of such merger, the cash advance agreements as well as the loan agreement have been assumed by Montel.

Reimbursement Letter Agreement

In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl, of certain expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s then Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s Chairman of the Executive Committee and the Company’s current Executive Chairman of the Board, for the work performed on behalf of the Company, up to a yearly maximum of USD$260,000 (approximately $340,000 in Canadian dollars). The yearly maximum was reduced to USD$130,000 (approximately $170,000 in Canadian dollars), and in fiscal 2019 the terms were amended so that only administrative support and analytical service costs can be reimbursed. This agreement has been renewed annually and was renewed in March 2021 for an additional one-year term, amended to invoice in EURO (€). During fiscal 2021, 2020, and 2019, the Company incurred expenses of €20,000, €46,000, and USD$127,000, (approximately $30,000, $68,000, and $167,000 in Canadian dollars) respectively to Regaluxe Srl under this agreement.

Distribution Agreement

In April 2011, our corporate governance and nominating committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe Srl. Under the agreement, Regaluxe Srl is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on April 1, 2011. Under this agreement, the Company pays Regaluxe Srl a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe Srl less a discount factor of 3.5%. The agreement’s initial term was until March 31, 2012, and may be renewed by mutual agreement for additional one year terms. This agreement has been renewed annually and in March 2021, the agreement was renewed for an additional one-year term. During fiscal year 2021, fiscal 2020 and fiscal 2019, the Company did not make any payments to Regaluxe Srl under this agreement.

Consulting Agreement

On March 28, 2018, the Company’s Board of Directors approved the Company’s entry into a consulting services agreement with Carlo Coda Nunziante effective April 1, 2018. Under the agreement, Carlo Coda Nunziante, the Company’s former Vice President, Strategy, is providing advice and assistance on the Company’s strategic planning and business strategies for a total annual fee, including reimbursement of out-of-pocket expenses of €146,801 (approximately $222,000 in Canadian dollars), net of applicable taxes. Carlo Coda-Nunziante consented to a COVID-19 fee reduction of 20% for the months of April, May and June 2020, 10% for July, August and September 2020 and 20% for the month of January 2021. During fiscal 2021, 2020 and fiscal 2019, the Company incurred charges of €135,000, €154,000 and €153,000 (approximately $200,000, $229,000 and $231,000 in Canadian dollars), including applicable taxes, respectively. This agreement has been renewed in March 2021 for an additional one-year term upon the same terms and conditions.

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

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A VOTING SHARES

The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations adopted thereunder (referred to in this Form 20-F as the “Canadian Tax Act”) of the ownership of our Class A voting shares, generally applicable to holders of our Class A voting shares who, for purposes of the Canadian Tax Act and at all relevant times, are not (and are not deemed to be) resident in Canada, are the beneficial owners of our Class A voting shares, hold our Class A voting shares as capital property, deal at arm’s length and are not affiliated with Birks Group, and who do not use or hold (and are not deemed to use or hold) Class A voting shares in connection with carrying on business or part of a business in Canada (referred to in this Form 20-F as “Non-resident Holders”). This discussion does not apply to Non-resident Holders that are insurers that carry on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined under the Canadian Tax Act).

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

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowing under the Credit Facility and the Term Loan from SLR bear interest at floating rates, which are based on CDOR or prime plus a fixed additional interest rate. As of March 27, 2021, we have not hedged these interest rate risks. As of March 27, 2021, we had approximately $65.7 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.7 million.

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

To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of March 27, 2021, we had not hedged these foreign exchange rate risks. As of March 27, 2021, we had approximately $21.4 million of net liabilities subject to foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 100 basis point strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 28, 2020, our earnings would have increased or decreased, respectively, by approximately $0.2 million. This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

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

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 27, 2021, our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), were effective.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of March 27, 2021, our internal control over financial reporting was effective.

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

During fiscal 2021 and fiscal 2020, we retained KPMG LLP, our independent registered public accountant, to provide services in the following categories and amounts:

Audit Fees

The aggregate fees for professional services rendered by KPMG LLP for the audit and interim review of our consolidated financial statements was $552,338 in fiscal 2021 and $502,622 in fiscal 2020.

Audit Related Fees

During fiscal 2021 and fiscal 2020, KPMG LLP provided audit related services for a total amount of nil and nil, respectively.

Tax Fees

During fiscal 2021 and fiscal 2020, KPMG LLP provided tax advisory services for a total amount of nil, and $26,287, respectively.

All Other Fees

During fiscal 2021 and fiscal 2020, KPMG LLP provided advisory services for a total amount of nil and nil, respectively.

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

We did not, nor did any affiliated purchaser, purchase any of our equity securities during fiscal 2021.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The financial statements required by this item are found at the end of this Annual Report beginning on page F-1.

PART III

Item 19.	Exhibits

The following exhibits are part of this Annual Report on Form 20-F.

Exhibit Number	Description of Document

1.1	Restated Articles of Incorporation of Birks Group Inc., effective as of November 14, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

1.2	Articles of Amendment of Birks Group Inc., effective as of October 1, 2013. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 25, 2014.

1.3	Articles of Amendment of Birks Group Inc. effective as of October 3, 2014. Incorporated by referenced from Birks Group Inc.’s Form 20-F filed with the SEC on June 26, 2015.

1.4	By-law No. One of Birks Group Inc. adopted on December 28, 1998 and amended on April 9, 2012. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 3, 2012.

2.1	Form of Birks Class A voting share certificate as amended as of October 1, 2013. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 25, 2014.

4.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2	Form of Directors and Officers Indemnity Agreement. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.3	Agreement of Principal Lease between 7739907 Canada Inc. and Birks Group Inc. executed on March 17, 2017. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on May 12, 2017.

4.4	Employment Agreement between Miranda Melfi and Birks Group dated February 24, 2006. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.5	Management Consulting Services Agreement between Birks Group Inc. and Gestofi S.A. entered into as of November 20, 2015. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on June 30, 2016.

4.6	Birks Group Inc. Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.7	Birks Group Inc. Omnibus Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on August 26, 2016.

4.8	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Carlo Coda-Nunziante. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.9	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Joseph A. Keifer. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.10	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Marco Pasteris. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.11	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.12	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.13	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference the from Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.14	Form of Stock Appreciation Rights Agreement. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.15	Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 8, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2020.

4.16*	Amendment dated February 18, 2021, to the Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 8, 2020.

4.17	Amended and Restated Cash Advance Agreement between Birks Group Inc. and Montrovest B.V., dated June 8, 2011. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.18	Master Lease Agreement dated March 15, 2017 among Birks Group Inc., Mayors Jewelers of Florida, Inc. and Onset Financial, Inc. Incorporated by reference from the Birks Group Inc. Form 6-K filing with the SEC on May 12, 2017.

4.19	Letter Agreement between Mayor’s Jewelers and Thomas A. Andruskevich, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.20	Letter Agreement between Mayor’s Jewelers and Filippo Recami, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.21	Letter Agreement between Mayor’s Jewelers and Joseph Keifer, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.22	Letter Agreement between Mayor’s Jewelers and Marco Pasteris, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.23	Letter Agreement between Mayor’s Jewelers and Carlo Coda-Nunziante, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.24	Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos, dated January 4, 2012. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.25	Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos dated April 18, 2013. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 26, 2015.

4.26	Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos effective October 1, 2015. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on June 30, 2016.

4.27	Canadian Offering Memorandum, dated as of April 27, 2012. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.28	Form of Subscription Rights Certificate. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on May 24, 2012.

4.29	Consulting Services Agreement between Carlo Coda Nunziante and Birks Group Inc., dated March 31, 2018. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 3, 2018.

4.30	Credit Agreement by and among Wells Fargo Canada Corporation, as Administrative Agent, the lenders that are parties thereto as the Lenders, and Birks Group Inc. dated as of October 23, 2017. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on October 27, 2017.

4.31	Amendment No.1 to the Credit Agreement by and among the lenders thereto as lenders, Wells Fargo Canada Corporation as administrative agent, and Birks Group Inc. dated June 29, 2018. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 3, 2018.

4.32	Amendment No.2 to the Credit Agreement by and among the lenders thereto as lenders, Wells Fargo Canada Corporation as administrative agent, and Birks Group Inc. dated April 18, 2019. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 8, 2020.

4.33	Amendment No.3 to the Credit Agreement by and among the lenders thereto as lenders, Wells Fargo Canada Corporation as administrative agent, and Birks Group Inc. dated December 20, 2019. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 8, 2020.

4.34*	Amendment No.4 to the Credit Agreement by and among the lenders thereto as lenders, Wells Fargo Canada Corporation as administrative agent, and Birks Group Inc. dated July 2, 2020.

4.35	Credit Agreement by and among Crystal Financial LLC, as Agent, the lenders that are parties thereto as the Lenders, and Birks Group Inc. dated as of June 29, 2018. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 3, 2018.

4.36	Amendment No.1 to the Credit Agreement by and among by and among the lenders thereto as lenders, Crystal Financial LLC, as agent, and Birks Group Inc. dated as of April 18, 2019. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 8, 2020.

4.37*	Amendment No.2 to the Credit Agreement by and among by and among the lenders thereto as lenders, Crystal Financial LLC, as agent, and Birks Group Inc. dated as of July 3, 2020.

4.38	Employment Agreement dated June 29, 2018 entered into between Birks Group Inc. and Maryame El Bouwab. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on July 13, 2018.

4.39	Employment Agreement dated December 18, 2019 entered into between Birks Group Inc. and Katia Fontana. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 8, 2020.

4.40	Description of Capital Stock. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 8, 2020.

8.1*	Subsidiaries of Birks Group Inc.

12.1*	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP.

101.INS*	XBRL Instance Document*

101.SCH*	XBRL Taxonomy Extension Schema Document*

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BIRKS GROUP INC.

Date: June 17, 2021	/s/ Katia Fontana
Katia Fontana,
Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Birks Group Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Birks Group Inc. (the “Company”) as of March 27, 2021 and March 28, 2020, the related consolidated statements of operations, other comprehensive income (loss), changes in stockholders’ equity (deficiency), and cash flows for the years ended March 27, 2021, March 28, 2020 and March 30, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 27, 2021 and March 28, 2020, and the results of its operations and its cash flows for the years ended March 27, 2021, March 28, 2020 and March 30, 2019, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2(h) to the consolidated financial statements, the Company has changed its method of accounting for leases as of March 31, 2019 due to the adoption of Accounting Standards Codification Topic 842 Leases, using a modified retrospective adoption approach.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the Company’s ability to continue as a going concern

As discussed in Note 1 to the consolidated financial statements, the Company prepares its consolidated financial statements on a going concern basis. The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months from the date of issuance of these financial statements. The Company funds its operations primarily through committed financing under its senior secured credit facility and its senior secured term loan. The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations and/or continued adherence to the terms of its committed financings, obtain favorable payment terms from suppliers, as well as to maintain specified excess availability levels under its senior secured credit facility and its senior secured term loan. The Company is required to adhere to under both its senior secured credit facility and its senior secured term loan, a financial covenant that requires that the Company maintain a minimum excess availability of not less than $8.5 million. Management estimated and forecasted cash flows and excess availability levels under various scenarios for at least the next twelve months from the date the financial statements were authorized for issuance.

We identified the assessment of the Company’s ability to continue as a going concern and related disclosures as a critical audit matter. There was a high degree of subjectivity and significant auditor judgment involved in assessing management’s cash flow forecast under various scenarios, specifically forecasted sales and gross margins, operating costs, favorable payment terms from suppliers, and excess availability levels.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of the internal control related to management’s going concern assessment. We assessed management’s ability to forecast by comparing prior year forecasts to actual results and excess availability achieved. We assessed management’s estimated forecasted sales, gross margins and operating costs used in management’s forecasted cash flows and excess availability levels under various scenarios. We evaluated the assumptions in the forecasted cash flows and the various scenarios, related to cost reductions and obtaining favorable payment terms from suppliers by understanding the nature of management’s plans and whether they were probable. We examined the results of operations and excess availability levels after year-end, up to the date of our auditor’s report, and compared them to management’s forecasted excess availability levels. We assessed the adequacy of the disclosures related to the application of the going concern assessment.

Evaluation of the reserve for slow-moving finished goods inventories

As discussed in Note 4 to the consolidated financial statements, the inventories reserve balance as of March 27, 2021 is $1,938 thousand, which includes the reserve for slow-moving finished goods inventories. As discussed in Note 2(e), inventories are valued at the lower of average cost or net realizable value, which is the estimated selling price in the ordinary course of business. The reserve for slow-moving finished goods inventories is equal to the difference between the cost of inventories and the estimated selling prices, resulting in the expected gross margin. There is estimation uncertainty in relation to the identification of slow-moving finished goods inventories which are based on certain criteria established by the Company. The criteria includes operational decisions by management to discontinue ordering the inventories based on sales trends, market conditions, and the aging of the inventories. Estimation uncertainty also exists in determining the expected selling prices and associated gross margins through normal sales channels, which are based on assumptions about future demand and market conditions for those slow-moving inventories.

We identified the evaluation of the reserve for slow-moving finished goods inventories as a critical audit matter. A higher degree of auditor judgement and increased audit effort was required to evaluate the identification of the slow-moving finished goods inventories based on the Company’s established criteria, and the expected selling prices for those slow-moving finished goods inventories.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the slow-moving inventory reserve, including the control related to the identification of the slow-moving finished goods inventories based on the Company’s established criteria. We evaluated the criteria used by the Company to identify slow-moving finished goods inventories by considering the aging of finished goods inventories on-hand, historic inventory turnover, historic sales trends and historic gross margin analysis. We evaluated the Company’s criteria and assumptions used in the reserve for slow-moving finished goods inventories by analyzing the reserve trends, movements of the specific inventory status year-over-year and business plans, and the impact of changes on the reserve.

We compared the estimated selling price and the associated gross margins utilized in the prior year to the actual gross margin in the current year to evaluate the Company’s ability to accurately estimate the reserve. We developed an expectation of the slow-moving reserve using historic inventory activity and gross margin rates and compared our expectation to the amount recorded by the Company. We compared the reserve balances at year-end to sales and gross margins subsequent to year-end.

/s/ KPMG LLP

We have served as the Company’s auditor since 2000.

Montreal, Canada

June 17, 2021

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

BIRKS GROUP INC.

Consolidated Balance Sheets

	As of
	March 27, 2021	March 28, 2020
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$1,807	$565
Accounts receivable and other receivables	7,307	6,019
Inventories	97,789	101,899
Prepaids and other current assets	2,044	2,007

Total current assets	108,947	110,490

Long-term receivables	5,673	4,538
Property and equipment	24,496	26,613
Operating lease right-of-use asset	57,670	64,069
Intangible assets and other assets	4,894	4,942

Total non-current assets	92,733	100,162

Total assets	$201,680	$210,652

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities:
Bank indebtedness	$53,387	$58,035
Accounts payable	37,975	48,183
Accrued liabilities	11,209	4,661
Current portion of long-term debt	2,960	64
Current portion of operating lease liabilities	6,298	5,823

Total current liabilities	111,829	116,766

Long-term debt	23,062	16,217
Long-term portion of operating lease liabilities	66,713	72,636
Other long-term liabilities	1,498	1,623

Total long-term liabilities	91,273	90,476
Stockholders’ equity (deficiency):
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,610,973 (10,252,911 as of March 28, 2020)	37,361	35,613
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	18,259	19,131
Accumulated deficit	(114,700)	(108,862)
Accumulated other comprehensive loss	(97)	(227)

Total stockholders’ equity (deficiency)	(1,422)	3,410

Total liabilities and stockholders’ equity (deficiency)	$201,680	$210,652

See accompanying notes to consolidated financial statements

On behalf of the Board of Directors:

/s/ Jean-Christophe Bédos	/s/ Frank Di Tomaso
Jean-Christophe Bédos, Director	Frank Di Tomaso, Director

BIRKS GROUP INC.

Consolidated Statements of Operations

	Fiscal Year Ended
	March 27, 2021	March 28, 2020	March 30, 2019
	(In thousands, except per share amounts)
Net sales	$143,068	$169,420	$151,049
Cost of sales	86,718	104,943	92,472

Gross profit	56,350	64,477	58,577

Selling, general and administrative expenses	53,713	65,867	67,106
Depreciation and amortization	5,458	4,845	3,859
Impairment of long-lived assets	—	309	46
Restructuring charges	—	—	1,182

Total operating expenses	59,171	71,021	72,193

Operating loss	(2,821)	(6,544)	(13,616)
Interest and other financial costs	3,017	5,683	4,689

Loss from continuing operations	(5,838)	(12,227)	(18,305)
Income taxes (benefits)	—	—	—

Net loss from continuing operations	(5,838)	(12,227)	(18,305)

Discontinued operations:
Loss from discontinued operations, net of tax	—	(552)	(381)

Net (loss) income from discontinued operations, net of tax	—	(552)	(381)

Net (loss) income	$(5,838)	$(12,779)	$(18,686)

Weighted average common shares outstanding:
Basic	18,005	17,968	17,961
Diluted	18,005	17,968	17,961

Net (loss) income per common share:
Basic	$(0.32)	$(0.71)	$(1.04)
Diluted	(0.32)	(0.71)	(1.04)

Net (loss) from continuing operations per common share:
Basic	$(0.32)	$(0.68)	$(1.02)
Diluted	(0.32)	(0.68)	(1.02)

See accompanying notes to consolidated financial statements

BIRKS GROUP INC.

Consolidated Statements of Other Comprehensive Income (loss)

	Fiscal Year Ended
	March 27, 2021	March 28, 2020	March 30, 2019
	(In thousands)
Net Loss	$(5,838)	$(12,779)	$(18,686)
Other comprehensive (loss) income:

Foreign currency translation adjustments (1)	130	(15)	(86)

Total other comprehensive loss	$(5,708)	$(12,794)	$(18,772)

(1)	Item that may be reclassified to the Statement of Operations in future periods

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Consolidated Statements of Changes in Stockholders’ Equity (deficiency)

(In thousands of dollars except shares amounts)

	Voting common stock outstanding	Voting common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance at March 31, 2018	17,960,881	$93,348	$19,042	$(79,787)	$(126)	$32,477
Net loss	—	—	—	(18,686)	—	(18,686)
Cumulative translation adjustment(1)	—	—	—	—	(86)	(86)

Total comprehensive loss	—	—	—	—	—	(18,772)
Compensation expense resulting from stock options and stock appreciation rights granted to Management	—	—	78	—	—	78

Balance at March 30, 2019	17,960,881	$93,348	$19,120	$(98,473)	$(212)	$13,783
Net loss	—	—	—	(12,779)	—	(12,779)
Cumulative translation adjustment(1)	—	—	—	—	(15)	(15)

Total comprehensive loss	—	—	—	—	—	(12,794)
Exercise of stock options	10,000	20	(10)	—	—	10
Compensation expense resulting from stock options granted to Management	–	—	21	—	—	21
Cumulative effect of adjustment from adoption Of a new accounting standard (2)	—	—	—	2,390	—	2,390

Balance at March 28, 2020	17,970,881	$93,368	$19,131	$(108,862)	$(227)	$3,410
Net loss	—	—	—	(5,838)	—	(5,838)
Cumulative translation adjustment(1)	—	—	—	—	130	130

Total comprehensive loss	—	—	—	—	—	(5,708)
Exercise of stock options and warrants	358,062	1,748	(872)	—	—	876
Balance at March 27, 2021	18,328,943	95,116	18,259	(114,700)	(97)	(1,422)

(1)	The change in cumulative translation adjustments is not due to reclassifications out of accumulated other comprehensive income (loss).
(2)	As described in Note 2 (p).

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 27, 2021	March 28, 2020	March 30, 2019
	(In thousands)
Cash flows (used in) from operating activities:
Net (loss) income attributable to owners of the Company	$(5,838)	$(12,779)	$(18,686)
Net (loss) income from discontinued operations	—	(552)	(381)

Net (loss) income from continuing operations	(5,838)	(12,227)	(18,305)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	5,458	4,845	3,859
Impairment of long-lived assets	—	309	46
Net change of operating lease right-of-use assets and liabilities	(816)	2,297	—
Leasehold inducements received*	1,125	583	—
Operating lease modifications	(482)	—	—
Amortization of debt costs	282	288	332
Other operating activities, net	(15)	312	364
(Increase) decrease in:
Accounts receivable, other receivables and long-term receivables	(1,298)	(5,415)	1,407
Inventories	4,110	(10,358)	(6,714)
Prepaids and other current assets	(37)	135	2,787
Increase (decrease) in:
Accounts payable	(10,636)	18,735	5,562
Accrued liabilities and other long-term liabilities	6,424	(2,729)	6,322

Net cash (used in) provided by operating activities from continuing operations	(1,723)	(3,225)	(4,340)

Net cash (used in) provided by operating activities from discontinued operations	—	(552)	(381)

	(1,723)	(3,777)	(4,721)

Cash flows (used in) provided by investing activities:
Additions to property and equipment	(2,976)	(5,832)	(11,580)
Additions to intangible assets and other asset	(16)	(600)	(2,031)

Net cash used in investing activities from continuing operations	(2,992)	(6,432)	(13,611)

Cash flows provided by (used in) financing activities:
Increase (decrease) in bank indebtedness	(4,820)	10,842	10,096
Increase in long-term debt	10,000	—	12,500
Repayment of long-term debt	—	(831)	(3,121)
Repayment of obligations under finance lease in 2021 and 2020, capital leases in 2019	(50)	(289)	(269)
Payment of loan origination fees and costs	(49)	—	(591)
Exercise of stock options and warrants	876	—	—
Other financing activities	—	(127)	(109)

Net cash provided by (used in) financing activities from continuing operations	5,957	9,595	18,506

Net increase (decrease) in cash and cash equivalents	1,242	(614)	174
Cash and cash equivalents, beginning of year	565	1,179	1,005

Cash and cash equivalents, end of year	$1,807	$565	$1,179

Supplemental disclosure of cash flow information:
Interest paid	$3,818	$3,779	$3,654
Non-cash transactions:
Property and equipment additions acquired through capital leases	$136	$—	$—
Property and equipment and intangible assets additions included in accounts payable and accrued liabilities	$977	$570	$4,300

*

In fiscal 2021, the Company corrected an immaterial error in the comparative 2020 statement of cash flows by presenting the cash received for leasehold inducements as cash flows provided by operating activities, rather than the previous classification of cash flows provided by financing activities. The Company assessed the materiality of this error in accordance with the SEC’s Staff Accounting Bulletin No. 99, Materiality and, based on an analysis of quantitative and qualitative factors, determined that the correction was not material to its consolidated financial statements.

See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.

Notes to Consolidated Financial Statements

Years ended March 27, 2021, March 28, 2020 and March 30, 2019

Birks Group Inc. (“Birks Group” or “Birks” or “the Company”) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the design and retail sale of prestige jewelry, timepieces and giftware. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal years ended March 27, 2021, March 28, 2020 and March 30, 2019 each consist of fifty-two week periods.

1.	Basis of presentation:

These consolidated financial statements, which include the accounts of Birks Group Inc. for all periods presented for the fiscal years ended March 27, 2021, March 28, 2020, and March 30, 2019, are reported in accordance with accounting principles generally accepted in the U.S. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes.

The most significant estimates and judgments include the assessment of the going concern assumption, the valuation of inventories, accounts receivable, right-of-use assets and operating lease liabilities, deferred tax assets, and the recoverability of long-lived assets and right of use assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. All significant intercompany accounts and transactions have been eliminated upon consolidation.

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

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus disease (COVID-19) a pandemic and a global emergency. In response to this pandemic, many government authorities have taken preventative and protective actions to contain the spread of the virus, including imposing restrictions on business operations and travel and advising individuals to limit or forego their time outside of their homes. As a result of the measures adopted by the Canadian Federal and provincial governments to mitigate the spread of the virus, and in order to ensure the health and safety of its employees, customers and the community, the Company temporarily closed all of its retail locations in Canada effective on March 18, 2020. This adversely impacted the Company’s operations for the remaining thirteen days of fiscal 2020 and fiscal 2021. In the first two months of fiscal 2021, the Company’s only sales were derived from its e-commerce business as well as its concierge telephone service, which, along with its distribution center, continued to operate with strict cleaning protocols and social distance measures in place, in accordance with local government guidelines. During the months of June 2020 and July 2020, the Company gradually re-opened its stores across Canada as the federal and provincial government authorities loosened the protective actions and restrictions imposed at the outset of the pandemic outbreak. At the end of July 2020, the Company had re-opened all of its retail stores, albeit at reduced operating hours. As a result of provincial restrictions to address the subsequent “waves” of the COVID-19 pandemic, the Company has since experienced intermittent government mandated closures of its retail stores as well as capacity restrictions. Six of our Ontario stores, including our Bloor street flagship store, were temporarily closed for a 15 week period between November 23, 2020 and March 9, 2021. Our remaining four Ontario stores were temporarily closed for a 12 week period between November 23, 2020 and February 16, 2021. Our five Quebec stores were temporarily closed for a six week period between December 26, 2020 and February 8, 2021. Our Manitoba store was temporarily closed for a ten week period between November 12, 2020 and January 23, 2021. During the third and fourth quarters of fiscal 2021, 16 of our 29 retail stores, representing 55% of our network, were temporarily closed for in-person shopping (but the majority remained open for concierge service and curbside pick-up) due to government orders for average durations of six to fifteen weeks, respectively. As at June 17, 2021, nine of our ten retail stores in Ontario are closed for in-person shopping until at least July 6, 2021.

As a result of these developments, the Company took action to substantially reduce its operating costs across all areas of the business and to actively manage liquidity. These actions included: the temporary layoff of the majority of our employees without pay during the period of store closures, temporary base salary reductions at the corporate head office including of our executive officers and members of our Board of Directors; certain reductions in marketing expenses, the negotiation of extended credit terms with the majority of our vendors and rent relief with our landlords, and the postponement of capital expenditures through the first three quarters of fiscal year 2021. In addition, the Company has reduced inventory purchases where possible. The Company has also applied for and received $1.4 million of funding from a financial relief program offered by the Federal government, the Canada Emergency Wage Subsidy (“CEWS”) program, which has partially reimbursed payroll expenses for periods in which the Company met the applicable qualification criteria. The Company has determined that it has also qualified for the Canada Emergency Rent Subsidy (“CERS”) program for periods from November 2020 to March 2021 and has recognized $0.5 million of CERS.

The current economic, business and retail climates have significantly changed since March 2020 and as such, the Company cannot predict the degree to, or the time period over which its sales and operations will continue to be affected by the pandemic, changes to consumer behavior and spending as a result of the pandemic, or the materiality of the effects of the pandemic, or the restrictions and impact resulting from the pandemic, on the Company. The Company continues to and expects to continue to operate through its senior secured credit facility. However, COVID-19 has resulted, and may continue to result, in significant disruption to global financial markets, which could have a negative impact on the Company’s ability to access capital in the future. Given the uncertainty, the Company is considering pursuing other actions to enhance its liquidity position.

For fiscal 2021, the Company reported a net loss of $5.8 million. The Company reported net losses from continuing operations of $12.2 million and $18.3 million (and consolidated net losses of $12.8 million $18.7 million) for fiscal 2020 and fiscal 2019, respectively. The Company used cash in operating activities from continuing operations of $1.7 million, $3.3 million, and $4.3 million for fiscal 2021, 2020, and 2019, respectively. The Company also had a negative working capital (defined as current assets less current liabilities) as at March 27, 2021 and March 28, 2020.

On July 8, 2020, the Company secured a new six-year term loan with Investissement Québec, the sovereign fund of the province of Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company. The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. As at March 27, 2021, the Company had a working capital ratio of 1.03. On June 2, 2021, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 26, 2022.

The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations and/or continued adherence to the terms of its committed financings, obtain favorable payment terms from suppliers, as well as to maintain specified excess availability levels under its senior secured credit facility and its senior secured term loan. The Company is required to adhere to under both its senior secured credit facility and its senior secured term loan a financial covenant that requires that the Company maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the senior secured credit facility and under the senior secured term loan, that would result in the outstanding balances borrowed under the Company’s senior secured credit facility and senior secured term loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s senior secured revolving credit facility and the senior secured term loan are subject to cross default provisions with all other loans pursuant to which the Company is in default of any other loan, the Company will immediately be in default of both the senior secured revolving credit facility and the senior secured term loan. The Company met its excess availability requirement as of and throughout the year ended March 27, 2021 and as of the date the financial statements were authorized for issuance. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of these financial statements.

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

The Company’s lenders under its senior secured credit facility and its senior secured term loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the amount of value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal 2021, fiscal 2020 and fiscal 2019 by the Company’s current or former lenders.

Certain adverse conditions and events outlined above require consideration of management’s plans, which management believes mitigate the effect of such conditions and events. Management plans include continuing to manage liquidity actively which allows for adherence to excess availability requirements, and where necessary cost reductions, which include reducing future purchases, maintaining reduced marketing and general operating expenses, the continued postponement of certain capital expenditures and obtaining favorable payment terms from suppliers. Notwithstanding, the Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months from the date of issuance of these financial statements.

2.	Significant accounting policies:

(a)	Revenue recognition:

Sales are recognized at the point of sale when merchandise is picked up by the customer or delivered to a customer. Sales to our wholesale customers are recognized when the Company has agreed to terms with its customers, the contractual rights and payment terms have been identified, the contract has commercial substance, it is probable that consideration will be collected by the Company and when control of the goods has been transferred to the customer. Shipping and handling fees billed to customers are included in net sales.

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

Cost of sales includes direct inbound freight and duties, direct labor related to repair services, design and creative costs (labor and overhead) inventory shrink, inventory thefts, and boxes (jewelry, watch and giftware). Indirect freight including inter-store transfers, purchasing and receiving costs, distribution costs and warehousing costs are included in selling, general and administrative expenses. Mark down dollars received from vendors are recorded as a reduction of inventory costs to the specific items to which they apply and are recognized in cost of sales once the items are sold.

(c)	Cash and cash equivalents:

The Company utilizes a cash management system under which a book cash overdraft may exist in its primary disbursement account. These overdrafts, when applicable, represent uncleared checks in excess of cash balances in the bank account at the end of a reporting period and have been reclassified to accounts payable on the consolidated balance sheets.

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $1.8 million at March 27, 2021 and $0.6 million at March 28, 2020.

(d)	Accounts receivable:

Accounts receivable arise primarily from customers’ use of our private label and proprietary credit cards and wholesale sales and are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less expected credit losses. Several installment sales plans are offered to our private label credit card holders and proprietary credit card holders which vary as to repayment terms and finance charges. Finance charges on the Company’s consumer credit receivables, when applicable, accrue at rates ranging from 0% to 9.99% per annum for financing plans. The Company maintains allowances for expected credit losses associated with the accounts receivable recorded on the balance sheet for estimated losses resulting from the inability of its customers to make required payments. The allowance for credit losses is an estimate of expected credit losses, measured on a collective basis over the estimated life of the Company’s customer in-house receivables and wholesale receivables. In determining expected credit losses, the Company considers historical level of credit losses, current economic trends and reasonable and supportable forecasts that affect the the collectability of future cash flows. The Company also incorporates qualitative adjustments for certain factors such as Company specific risks, changes in current economic conditions that may not be captured in the quantitatively derived results, or other relevant factors to ensure the allowance for credit losses reflects the Company’s best estimate of current expected credit losses. Other relevant factors include, but are not limited to, the length of time that the receivables are past due, the Company’s knowledge of the customer, and historical write-off experiences. Management considered and applied qualitative factors such as the unfavorable macroeconomic conditions caused by the uncertainty surrounding COVID-19 and its potential effects.

The Company classifies a receivable account as past due if a required payment amount has not been received within the allotted time frame (generally 30 days), after which internal collection efforts commence. Once all internal collection efforts have been exhausted and management has reviewed the account, the account is sent for external collection or legal action. Upon the suspension of the accrual of interest, interest income is recognized to the extent cash payments received exceed the balance of the principal amount owed on the account. After all collection efforts have been exhausted, including internal and external collection efforts, an account is written off.

The Company guarantees a portion of its private label credit card sales to its credit card vendor. The Company maintains a liability associated with these outstanding amounts. Similar to the allowance for expected credit losses, the liability related to these guaranteed sales amounts are based on a combination of factors including the length of time the receivables are past due to the Company’s credit card vendor, the Company’s knowledge of the customer, economic and market conditions and historical write-off experiences of similar credits. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The allowance for credit losses includes an estimate for uncollectible principal as well as unpaid interest. Accrued interest is included within the same line item as the respective principal amount of the customer in-house receivables in the condensed consolidated balance sheets. The accrual of interest is discontinued at the time the receivable is determined to be uncollectible and written-off. Accrued interest during the fiscal year-ended March 27, 2021 was immaterial.

(e)	Inventories:

Finished goods inventories and inventories of raw materials are valued at the lower of average cost (which includes material, labor and overhead costs) or net realizable value, which is the estimated selling price in the ordinary course of business. The Company records inventory reserves for lower of cost or net realizable value, which includes slow-moving finished goods inventory, and damaged goods, and shrink. The cost of inbound freight and duties are included in the carrying value of the inventories.

The reserve for slow-moving finished goods inventories is equal to the difference between the cost of inventories and the estimated selling prices, resulting in the expected gross margin. There is estimation uncertainty in relation to the identification of slow-moving finished goods inventories which are based on certain criteria established by the Company. The criteria includes operational decisions by management to discontinue ordering the inventories based on sales trends, market conditions, and the aging of the inventories. Estimation uncertainty also exists in determining the expected selling prices and associated gross margins through normal sales channels, which are based on assumptions about future demand and market conditions for those slow-moving inventories. If actual market conditions are less favorable than those projected by management, additional inventory reserves may be required.

The reserve for inventory shrink is estimated for the period from the last physical inventory date to the end of the reporting period on a store by store basis and at our distribution centers. The shrink rate from the most recent physical inventory, in combination with historical experience, is the basis for providing a shrink reserve.

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

Intangible assets and other assets also consist of trademarks and tradenames, which are amortized using the straight-line method over a period of 15 to 20 years. The Company had $5.9 million and $5.8 million of intangible assets at cost as at March 27, 2021 and March 28, 2020, respectively. The Company had $1.0 million and $0.9 million of accumulated amortization of intangibles at March 27, 2021 and March 28, 2020, respectively.

(h)	Leases:

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

We determine if an arrangement is a lease at inception. The amounts of the Company’s operating lease right-of-use (“ROU”) assets and current and long-term portion of operating lease liabilities are presented separately on the balance sheet. Finance leases are included in property and equipment and long-term debt on the balance sheet.

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

The Company provides warranties on its Bijoux Birks branded jewelry and watches for periods extending up to five years and has a battery replacement policy for its Bijoux Birks branded watches. The Company accrues a liability based on its historical repair costs for such warranties.

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

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Foreign exchange gains (losses) of $1.6 million, ($1.2) million, and ($0.1) million, were recorded in cost of goods sold for the years ended March 27, 2021, March 28, 2020, and March 30, 2019, respectively and $1.3 million, ($0.5) million, and ($0.3) million, of gains (losses) on foreign exchange were recorded in interest and other financial costs related to U.S. dollar denominated debts for the years ended March 27, 2021, March 28, 2020, and March 30, 2019, respectively.

(m)	Impairment of long-lived assets:

The Company periodically reviews the estimated useful lives of its depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition is less than its carrying value. Measurement of an impairment loss for such long-lived assets would be based on the difference between the carrying value and the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The Company recorded non-cash impairment charges of long-lived assets of nil, $0.3 million and $0.1 million, during fiscal 2021, fiscal 2020 and fiscal 2019, respectively. During fiscal 2020, these charges were associated to store leases that had a possibility of early termination, and during fiscal 2019, these charges were related to the leasehold improvements at a retail location due to projected operating performance.

(n)	Advertising and marketing costs:

Advertising and marketing costs are generally charged to expense as incurred and are included in selling, general and administrative expenses in the consolidated statements of operations. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses, and amounted to $0.7 million, $1.1 million, and $1.0 million for each of the years ended March 27, 2021, March 28, 2020, and March 30, 2019, respectively. Advertising and marketing expense, net of vendor cooperative advertising allowances, amounted to $6.5 million, $7.5 million, and $8.7 million, in the years ended March 27, 2021, March 28, 2020, and March 30, 2019, respectively.

(o)	Government grants:

The Company recognizes a government grant when there is reasonable assurance that it will comply with the conditions required to qualify for the grant, and that the grant will be received. The Company recognizes government grants as a reduction to the expense that the grant is intended to offset.

(p)	Earnings per common share:

Basic earnings per share (“EPS”) is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the dilutive effect of the assumed exercise of stock options and warrants.

The following table sets forth the computation of basic and diluted (loss) earnings per common share for the years ended March 27, 2021, March 28, 2020, and March 30, 2019:

	Fiscal Year Ended
	March 27, 2021	March 28, 2020	March 30, 2019
	(In thousands, except per share data)
Basic (loss) income per common share computation:
Numerator:
Net (loss) income	$(5,838)	$(12,779)	$(18,686)
Denominator:
Weighted-average common shares outstanding	18,005	17,968	17,961

(Loss) income per common share	$(0.32)	$(0.71)	$(1.04)

Diluted (loss) income per common share computation:
Numerator:
Net (loss) income	$(5,838)	$(12,779)	$(18,686)
Denominator:
Weighted-average common shares outstanding	18,005	17,968	17,961
Dilutive effect of stock options and warrants	—	—	—

Weighted-average common shares outstanding – diluted	18,005	17,968	17,961

Diluted (loss) income per common share	$(0.32)	$(0.71)	$(1.04)

The following table sets forth the computation of basic and diluted (loss) earnings from continuing operations per common share for the years ended March 27, 2021, March 28, 2020, and March 30, 2019:

	Fiscal Year Ended
	March 27, 2021	March 28, 2020	March 30, 2019
	(In thousands, except per share data)
Basic (loss) from continuing operations per common share computation:
Numerator:
Net loss from continuing operations	$(5,838)	$(12,227)	$(18,305)
Denominator:
Weighted-average common shares outstanding	18,005	17,968	17,961

Loss from continuing operations per common share	$(0.32)	$(0.68)	$(1.02)
Diluted income per common share computation:
Numerator:
Net loss from continuing operations	$(5,838)	$(12,227)	$(18,305)
Denominator:
Weighted-average common shares outstanding	18,005	17,968	17,961
Dilutive effect of stock options and warrants	—	—	—

Weighted-average common shares outstanding – diluted	18,005	17,968	17,961

Diluted loss from continuing operations per common share	$(0.32)	$(0.68)	$(1.02)

For the year ended March 27, 2021, the effect from the assumed exercise of nil Class A voting shares underlying outstanding stock options and 10,932 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended March 28, 2020, the effect from the assumed exercise of 704,818 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended March 30, 2019, the effect from the assumed exercise of 288,000 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect.

Recent Accounting Pronouncements adopted during the year:

In June 2016, the FASB issued ASU 2016-13 — Financial Instruments — Credit Losses (Topic 326), which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost, the new guidance eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. The new standard affects financial assets measured at amortized cost basis, including receivables that result from revenue transactions, allowing the application of the provision on a prospective basis and recognizing a cumulative-effect adjustment to the opening retained earnings. The Company adopted this ASU on March 29, 2020 using a modified retrospective basis. The adoption of this ASU did not have a material impact on the Company’s condensed consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15—Intangibles—Goodwill and Other—Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. ASU 2018-15 aligns the requirements for capitalizing implementation costs in such cloud computing arrangements with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. Entities can choose to adopt the new guidance prospectively or retrospectively. The Company elected to adopt this guidance on a prospective basis. The adoption of this ASU did not have a significant impact on the Company’s condensed consolidated financial statements.

Recent Accounting Pronouncements not yet adopted:

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU is intended to reduce complexity in the accounting for income taxes while maintaining or improving the usefulness of information provided to financial statement users. The guidance amends certain existing provisions under ASC 740 to address a number of distinct items. This standard is effective for public companies in fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period for which financial statements have not yet been issued. Depending on the amendment, adoption may be applied on the retrospective, modified retrospective or prospective basis. Management continues to evaluate the impact of this ASU on the consolidated financial statements.

3.	Accounts receivable and other receivables:

Accounts receivable, net of allowance for credit losses, at March 27, 2021 and March 28, 2020 consist of the following:

	As of
	March 27, 2021	March 28, 2020
	(In thousands)
Customer trade receivables	$3,055	$4,119
Other receivables	4,253	1,900

	$7,307	$6,019

Continuity of the allowance for doubtful accounts is as follows (in thousands):

Balance March 31, 2018	$513
Provision for credit losses	170
Net write offs	(249)

Balance March 30, 2019	434
Provision for credit losses	857
Net write offs	(326)

Balance March 28, 2020	$965
Provision for credit losses	546
Net write offs	(262)

Balance March 27, 2021	$1,249

Other receivables mainly relate to receivables from wholesale revenue and tenant allowances receivable from certain landlords.

Certain sales plans relating to customers’ use of Birks credit cards provide for revolving lines of credit and /or installment plans under which the payment terms exceed one year. The receivables repayable within a timeframe exceeding one year included under such plans, amounted to approximately $5.7 million and $4.7 million at March 27, 2021 and March 28, 2020, respectively, which are not included in customer trade receivables outlined above, and are included in long-term receivables on the Company’s balance sheet.

The following table disaggregates the Company’s accounts receivables and other receivables and long-term receivables as at March 27, 2021:

	Current	1 -30 days past due	31 -60 days past due	61 -90 days past due	Greater than 90 days past due	Total
Customer in-house receivables	$7,677	$386	$74	$286	$764	$9,187
Other receivables	4,798	88	30	53	73	5,042

	$12,474	$474	$104	$339	$837	$14,229

4.	Inventories:

Inventories, net of reserves, are summarized as follows:

	As of
	March 27, 2021	March 28, 2020
	(In thousands)
Raw materials and work in progress	$813	$1,174
Finished goods	96,976	100,725

	$97,789	$101,899

Continuity of the inventory reserves are as follows (in thousands):

Balance March 31, 2018	$1,919
Additional charges	647
Deductions	(671)

Balance March 30, 2019	1,895
Additional charges	342
Deductions	(390)

Balance March 28, 2020	1,847
Additional charges	291
Deductions	(200)

Balance March 27, 2021	$1,938

5.	Property and equipment:

The components of property and equipment are as follows:

	As of
	March 27, 2021	March 28, 2020
	(In thousands)
Leasehold improvements	35,877	34,626
Furniture, fixtures and equipment	13,121	13,327
Software and electronic equipment	9,839	9,203

	58,837	57,156
Accumulated depreciation and impairment charges	(34,341)	(30,543)

	$24,496	$26,613

The Company wrote off $1.6 million of gross fixed assets that were fully amortized during the year ended March 27, 2021 (March 28, 2020 - $4.2 million), mostly related to leasehold improvements. Property and equipment, having a cost and net book value of $0.3 million at March 27, 2021, and a cost of $0.7 million and a net book value of $0.5 million at March 28, 2020, are under finance leasing arrangements.

6.	Bank indebtedness:

As of March 27, 2021 and March 28, 2020, bank indebtedness consisted solely of amounts owing under the Company’s Credit Facility, which had an outstanding balance of $53.4 million ($53.7 million net of $0.3 million of deferred financing costs) and $58.0 million ($58.4 million net of $0.4 million of deferred financing costs), respectively. The Company’s Credit Facility is collateralized by substantially all of the Company’s assets. The Company’s excess borrowing capacity was $18.8 million as of March 27, 2021 and $12.9 million as of March 28, 2020. The Company met its excess availability requirements throughout fiscal 2021, and as of the date of these financial statements.

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its $85.0 million Credit Facility with Wells Fargo Canada Corporation. The Credit Facility, which matures in October 2022, also provides the Company with an accordion option to increase the total commitments thereunder by up to $13.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5% - 3.0% depending on the Company’s excess availability levels. Under the Credit Facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout the fiscal year ended March 27, 2021.

On June 29, 2018, the Company secured a $12.5 million senior secured term loan with Crystal Financial LLC (“Crystal”), now known as SLR Credit Solutions (“SLR”). The Term Loan, which matures in October 2022, is subordinated in lien priority to the Company’s Credit Facility and bears interest at a rate of CDOR plus 8.25%. Under the Term Loan, the Company is required to adhere to the same financial covenant as under the Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $9.5 million and from January 21st to February 20th of each year of $4.5 million. The long-term Term Loan is required to be repaid upon maturity.

The Company’s borrowing capacity under both its Credit Facility and its Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

Both the Company’s Credit Facility and its Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its Credit Facility and its Term Loan. In the event that excess availability falls below $8.5 million for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Company’s Credit Facility and its Term Loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s Credit Facility and its Term Loan become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

The Company’s Credit Facility and its Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations; the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or ii) maintain excess availably of at least 25% of the line cap and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Company’s secured credit facility and its senior secured term loan provide that no financial covenants are required to be met other than already described.

The Company’s lenders under its Credit Facility and its Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under its credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operations of its business, ii) cover any deterioration in the value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal year 2021 by the Company’s lenders.

The information concerning the Company’s bank indebtedness is as follows:

	Fiscal Year Ended
	March 27, 2021	March 28, 2020
	(In thousands)
Maximum borrowing outstanding during the year	$64,121	$64,702
Average outstanding balance during the year	$56,807	$56,001
Weighted average interest rate for the year	2.9%	4.2%
Effective interest rate at year-end	2.6%	3.8%

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

7.	Long-term debt:

(a)	Long-term debt consists of the following:

	As of
	March 27, 2021	March 28, 2020
	(In thousands)
Term loan from SLR Credit Solutions, bearing interest at an annual rate of CDOR plus 8.25%, repayable at maturity in October 2022, secured by the assets of the Company (net of deferred financing costs of $167,000 and $272,000, respectively). Refer to note 6 for additional information	12,333	12,228
$10 million term loan from Investissement Québec, bearing interest at an annual rate of 3.14%, repayable in 60 equal payments beginning in July 2021 (net of deferred financing costs of $44,000).	9,956	—
USD $1.5 million cash advance owing to the Company’s controlling shareholder, Montel, bearing interest at an annual rate of 11%, net of withholding taxes (note 15(c))	1,887	2,109
USD $2.5 million loan owing to the Company’s controlling shareholder, Montel, bearing interest at an annual rate of 11%, net of withholding taxes (note 15(c)). Repayable in August 2021.	1,573	1,757
Obligations under finance leases, at annual interest rates between 2.2% and 3.9%, secured by leasehold improvements, furniture, and equipment, maturing at various dates to June 2025.	273	187

	26,022	16,281
Current portion of long-term debt	2,960	64

	$23,062	$16,217

(b)

On July 8, 2020, the Company secured a new six-year term loan with Investissement Québec in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company. The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. As at March 27, 2021, the Company had a working capital ratio of 1.03. On June 2, 2021, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 26, 2022.

(c)	Future minimum lease payments for finance leases required in the following five years are as follows (in thousands):

Year ending March:
2022	$75
2023	75
2024	69
2025	68
2026	54

341

Less imputed interest	68

$273

(d)	Principal payments on long-term debt required in the following five years and thereafter, including obligations under finance leases, are as follows (in thousands):

Year ending March:
2022	$2,981
2023	14,575
2024	2,069
2025	2,068
2026	2,054
Thereafter	2,554

$26,301

(e)	As of March 27, 2021 and March 28, 2020, the Company had $0.6 million, and $0.9 million of outstanding letters of credit which were provided to certain lenders, respectively.

8.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:

(i)

The Company can issue stock options, stock appreciation rights, deferred share units and restricted stock units to executive management, key employees and directors under the following stock-based compensation plans. The Company’s stock trades on the NYSE American and is valued in USD, as such all prices in this note will be denominated in USD.

The Company has a Long-Term Incentive Plan under which awards may be made in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of the Company. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The Long-Term Incentive Plan provided for the grant of units and performance units or share awards. As of March 27, 2021, there were 80,000 cash-based stock appreciation rights that were exercisable under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $1.12. The Company has not made any grants under this incentive plan in the past three years. As at March 27, 2021, the Company has recognized a liability of $0.3 million in relation to these stock appreciation rights (March 28, 2020 - nil).

As of March 27, 2021, there were stock options to purchase 253,147 Class A voting shares outstanding under the Long-Term Incentive Plan. During fiscal 2021, 2020, and 2019 no stock options were granted under the Long-Term Incentive Plan. As of March 27, 2021, 100% of the outstanding stock options were fully vested, accordingly unrecognized compensation relating to these options are nil. Total compensation cost for options recognized in expenses was nil, ($26,000), and $10,000 during fiscal 2021, 2020, and 2019, respectively. This plan expired in February 2016 and no further awards will be granted under this plan. However, the Long-Term Incentive Plan will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms.

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Further to the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. A total of 1,000,000 shares of the Company’s Class A voting shares are reserved for issuance under the Omnibus LTIP. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of March 27, 2021, there were stock options to purchase 142,000 Class A voting shares outstanding under the Omnibus LTIP, all of which were granted during fiscal 2017, with a three year vesting period, with an average exercise price of $1.43 and an expiration date of 10 years after the grant date. No additional stock options were granted under this plan since then. The weighted-average grant-date fair value of the options granted during fiscal 2017 was $1.34. The fair value of the issued options in fiscal 2017 was calculated as of the date of their grant, using the Black-Scholes option pricing model with the following weighted-average assumptions: Dividend yield – 0%; Expected volatility – 114.63%; Risk-free interest rate –2.2%; and expected term in years – 10 years. As of March 27, 2021, 100% of the outstanding stock options were fully vested, accordingly unrecognized compensation relating to these options are nil. Total compensation cost for options recognized in expenses was nil, $21,000, and $68,000 during fiscal 2021, 2020, and 2019, respectively.

The Company has outstanding employee stock options issued under the Birks Employee Stock Option Plan (the “Birks ESOP”). Effective November 15, 2005, no awards are permitted to be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms. In March 2010, the Company offered employees who held options under this plan the right to amend their current options. The amended options terms would be consistent with the original grant except that the new options would have a lower exercise price, be exercisable for a lesser number of the Company’s Class A voting shares, have a new ten-year term and be subject to different terms in the event of a change in control or if the Company had a going-private transaction. The amended options have an exercise price of $1.05 per share. As of March 27, 2021, March 28, 2020, and March 30, 2019, there were nil, 2,818, and 3,060, Class A voting shares underlying options granted under the Birks ESOP, respectively. No compensation expense was required to be recorded related to the amended option transaction and no compensation expense was required to be recorded for the outstanding option under this plan for the years ended March 27, 2021, March 28, 2020, and March 30, 2019.

The following is a summary of the activity of Birks’ stock option plans and arrangements.

	Options	Weighted average exercise price
Outstanding March 31, 2018	813,666	$1.13
Equity cash-out payment(a)	(51,400)	1.00
Forfeited	(21,206)	1.11

Outstanding March 30, 2019	741,060	1.14
Exercised	(10,000)	0.78
Forfeited	(26,242)	1.43

Outstanding March 28, 2020	704,818	1.13
Exercised	(226,853)	1.10
Forfeited	(82,818)	1.66

Outstanding March 27, 2021	395,147	$1.04

(a)

In connection with its restructuring initiative, the Company offered an equity cash-out payment of $20,000 (USD$16,000) to a former senior executive for 35,000 options under the Long-term incentive plan, 14,000 options under the Omnibus LTIP and 2,400 options under the Birks ESOP.

A summary of the status of Birks’ stock options at March 27, 2021 is presented below:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 0.78	145,000	4.5	$0.78	145,000	$0.78
$ 0.84	100,000	2.1	0.84	100,000	0.84
$ 0.89	5,000	1.6	0.89	5,000	0.89
$ 1.43	142,000	5.6	1.43	142,000	1.43
$ 1.66	3,147	2.5	1.66	3,147	1.66

	395,147	3.2	$1.04	395,147	$1.04

(ii)

Under plans approved by the former Board of Directors of Mayors, the Company had outstanding stock options issued to employees and members of the Company’s Board of Directors. During fiscal 2019, the remaining 41 options were settled in cash for an average of $0.78 per option and no options remain outstanding. No further awards will be granted under these plans. No compensation expense was required to be recorded related to the options outstanding under this program for the years ended March 27, 2021, March 28, 2020, and March 30, 2019, 2018, respectively.

The following is a summary of the activity of Mayors stock option plans:

	Options	Weighted average exercise price
Outstanding March 31, 2018	41	1.05
Settled in cash	(41)	0.78

Outstanding March 30, 2019	$0	$0.00

(b)

As of March 27, 2021, the Company had outstanding warrants exercisable into 251,484 shares of the Company’s Class A voting shares (382,693 as of March 28, 2020 and as of March 30, 2019, respectively). These warrants have a weighted average exercise price of $3.46 per share and expire on August 20, 2022. As of November 1, 2005, these awards were fully vested and no additional compensation expense will be recognized. 131,209 warrants were exercised in fiscal 2021 for proceeds of USD $438,000 (approximately $556,000 in Canadian dollars).

(c)	Restricted stock units and deferred share unit plans:

On September 17, 2020 and November 15, 2016, the Company issued 375,000 and 121,500 cash settled restricted stock units (RSU) to members of senior management under the Omnibus LTIP. These units vest after three years and expire one month following the vesting date. Compensation expense is based on the fair value of the RSU and the liability is re-measured at each reporting period. During fiscal 2021, 68,000 of the September 17, 2020 issued units had vested, and all of the fiscal 2016 issued RSU’s are fully vested. At March 27, 2021, there were 375,000 outstanding RSU’s (March 28, 2020 – nil RSU outstanding).

On September 17, 2020, October 7, 2019, June 20, 2019, September 14, 2018, September 7, 2017 and November 15, 2016, the Company also issued 223,878, 157,890, 86,954, 133,588, 74,466 and 55,944 of cash settled deferred share units (DSU) to members of the board of directors. During fiscal 2020, 36,715 DSU’s were exercised following the retirement of a board member. At March 27, 2021, 689,012 DSU’s are outstanding (March 28, 2020–465,134 DSU’s outstanding). These units are exercisable immediately upon the date the member ceases being a director and expire on December 31 of the following year. Compensation expense is based on the fair value of the DSU and the liability is re-measured at each reporting period.

A summary of the status of Birks’ restricted stock units and deferred share units at March 27, 2021 is presented below:

DSU
Outstanding March 31, 2018	130,410
Grants of new units	133,588
Forfeited	(6,993)

Outstanding March 30, 2019	257,005
Grants of new units	244,844
Forfeited	(36,715)

Outstanding March 28, 2020	465,134
Grants of new units	223,878

Outstanding March 27, 2021	689,012

The fair value of cash settled DSU’s is measured based on the Company’s share price at each period end. As at March 27, 2021, the liability for all cash settled DSU’s was $3.1 million (March 28, 2020 - $0.1 million). The closing stock price used to determine the liability was $3.62. Total compensation cost for DSU’s recognized in expense was $3.0 million, nil and $0.1 million in fiscal 2021, 2020, and 2019.

RSU
Outstanding March 31, 2018	112,000
Settled in cash	(5,500)
Forfeited	(4,500)

Outstanding March 30, 2019	102,000
Settled in cash	(102,000)

Outstanding March 28, 2020	0
Grants of new units	375,000

Outstanding March 27, 2021	375,000

The fair value of cash settled RSU’s is measured based on the Company’s share price at each period end. As at March 27, 2021, the liability for all vested cash settled RSU’s was $0.3 million (March 28, 2020 - $nil). The closing stock price used to determine the liability was $3.62. Total compensation cost for RSU’s recognized in expenses was $0.3 million, nil, and nil in fiscal 2021, 2020, and 2019. The weighted average remaining contractual life of the unvested RSU’s is 2.7 years

9.	Income taxes:

(a)

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 27, 2021, the Company had no accrued interest or penalties related to uncertain tax positions due to available tax loss carry forwards. The tax years 2015 through 2021 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company evaluates its deferred tax assets to determine if any adjustments to its valuation allowances are required. As part of this analysis, the Company could not reach the required conclusion that it would be able to more likely than not realize the value of net deferred tax assets in the future. As a result, the Company has a non-cash valuation allowance of $24.6 million against the majority of the Company’s net deferred tax assets.

The significant items comprising the Company’s net deferred tax assets at March 27, 2021 and March 28, 2020 are as follows:

	Fiscal Year Ended
	March 27, 2021	March 28, 2020
Deferred tax assets:	(In thousands)
Loss and tax credit carry forwards	$14,801	$14,987
Difference between book and tax basis of property and equipment	4,757	3,674
Operating lease right-of-use asset	3,997	3,820
Other reserves not currently deductible	1,187	136
Other	(177)	(142)

Net deferred tax asset before valuation allowance	24,565	22,475
Valuation allowance	(24,565)	(22,475)

Net deferred tax asset	$—	$—

The Company’s income tax expense (benefit) consists of the following components:

	Fiscal Year Ended
	March 27, 2021	March 28, 2020	March 30, 2019
	(In thousands)
Income tax expense (benefit):
Current	$—	$—	$—
Deferred	(1,606)	(3,195)	(4,769)
Valuation allowance	1,606	3,195	4,769
Income tax expense	$—	$—	$—

The Company’s current tax payable was nil at March 27, 2021 and March 28, 2020.

The Company’s provision for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended
	March 27, 2021	March 28, 2020	March 30, 2019
Canadian statutory rate	26.2%	26.6%	26.8%
Rate differential for U.S. operations	0.0%	0.0%	0.1%
Utilization of unrecognized losses and other tax attributes	(27.3%)	(26.4%)	(26.2%)
Permanent differences and other	1.1%	(0.2%)	(0.7%)

Total	0%	0%	0%

(b)

At March 27, 2021, the Company had federal non-capital losses of $52.0 million available to reduce future Canadian federal taxable income and investment tax credits (“ITC’s”) in Canada of $260,000 available to reduce future Canadian federal income taxes payable which will expire between 2022 and 2040. The Company also has capital losses of $1.4 million available to reduce future Canadian capital gains. The capital losses will not expire.

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

	Class A common stock		Class B common stock		Total common stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance as of March 30, 2019	10,242,911	$35,593	7,717,970	$57,755	17,960,881	$93,348

Exercise of stock options	10,000	20	—	—	10,000	20

Balance as of March 28, 2020	10,252,911	35,613	7,717,970	$57,755	17,970,881	$93,368

Exercise of stock options and warrants	358,062	1,748	—	—	358,062	1,748

Balance as of March 27, 2021	10,610,973	$37,361	7,717,970	$57,755	18,328,943	$95,116

On August 13, 2020, the Company was notified by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(ii) of the NYSE American Company Guide. That section applies if a listed company has stockholders’ equity of less than U.S. $4.0 million and has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. Furthermore, on December 9, 2020, the Company was notified by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(i) of the Company Guide. That section applies if a listed company has stockholders’ equity of less than U.S. $2.0 million and has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years.

On October 22, 2020, the Company received notice that NYSE American had accepted the Company’s plan that was submitted on September 6, 2020, to regain compliance with the continued listing standards. The Company has been granted a plan period through February 6, 2022 to regain compliance.

The Company is subject to periodic review by NYSE American during the Plan Period. If the Company does not regain compliance by the end of the Plan Period, or if the Company does not make progress consistent with the plan during the Plan Period, NYSE American may initiate delisting procedures as appropriate.

11.	Restructuring Charges:

During fiscal 2021 and 2020 the Company did not incur any restructuring charges. During fiscal 2019 the Company incurred $1.2 million of restructuring charges associated with the Company’s right-sizing initiative put in place subsequent to the Aurum Transaction. The $1.2 million of charges incurred during the period were primarily associated with severance costs as the Company eliminated certain head office positions to further increase efficiency and to align corporate functions with strategic direction following the Aurum Transaction. Costs associated with restructuring activities are recorded when the liability is incurred or when such costs are deemed probable and estimable and represent the Company’s best estimate.

12.	Leases:

Amounts recognized in the Consolidated Statement of Earnings were as follows:

	52 weeks ended March 27, 2021	52 weeks ended March 28, 2020
	(in thousands)
Fixed operating lease expense	$12,495	$12,704
Variable operating lease expense (1)	927	4,437

Total lease expense	$13,422	$17,141

(1)

In May 2020, the FASB issued guidance to Topic 842, Leases, exempting lessees from determining whether COVID-19 related rent concessions are lease modifications when certain conditions are met. In accordance with the guidance issued, the Company adopted the amendment effective March 29, 2020 and elected not to treat COVID-19 related rent concessions as lease modifications. As such, rent concessions of $4.1 million were recognized in the consolidated statement of operations for the period ended March 27, 2021 as a negative variable rent expense, and the Company expects to continue seeking further rent concessions as it continues to monitor the impact of COVID-19.

Variable operating lease expense includes percentage rent, taxes, mall advertising and common area maintenance charges. Rent expense for the Company was approximately $15.4 million for year ended March 30, 2019.

The weighted average remaining operating lease term was 5 years and the weighted average discount rate was 10.0% for all of the Company’s operating leases as of March 27, 2021.

The following table provides supplemental cash flow information related to the Company’s operating leases:

	52 weeks ended March 27, 2021	52 weeks ended March 28, 2020
	(in thousands)
Cash outflows from operating activities attributable to operating leases (1)	$9,186	$10,245
Right-of-use assets obtained in exchange for operating lease liabilities (2)	2,562	3,509

(1)	Net of $4.2 million rent concessions associated to base rent for the period ended March 27, 2021.
(2)

Right-of-use assets obtained are recognized net of leasehold inducements. For the period ending March 27, 2021, leasehold inducements totaled $2.3 million of which $1.1 million is included in Accounts Receivable. For the period ending March 28, 2020, leasehold inducements totaled $0.9 million, of which $0.3 million is included in Accounts Receivable.

The following table reconciles the undiscounted cash flows expected to be paid in each of the next five fiscal years and thereafter to the operating lease liability recorded on the Consolidated Balance Sheet for operating leases and finance leases which is included in long-term debt on the existing as of March 27, 2021.

Minimum Lease Payments
as of March 27, 2021
(in thousands)

Year ending March:	Operating
2022	13,319
2023	13,802
2024	13,196
2025	11,895
2026	10,492
Thereafter	61,338

Total minimum lease payments	124,042
Less: amount of total minimum lease payments representing interest	(51,031)

Present value of future total minimum lease payments	73,011
Less: current portion of lease liabilities	(6,298)

Long-term lease liabilities	$66,713

13.	Contingencies:

(a)

The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigation and subject to claims. While the final outcome with respect to claims and legal proceedings pending at March 27, 2021 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

(b)

From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. At March 27, 2021 and March 28, 2020, the amount guaranteed under such arrangements was approximately $1.4 million and $3.4 million, respectively. At March 27, 2021 and March 28, 2020, the Company has recorded in accrued liabilities a reserve of nil and $0.1 million, respectively, associated with this guaranteed amount.

14.	Segmented information:

The Company has two reportable segments Retail and Other. As of March 27, 2021, Retail operated 26 stores across Canada under the Maison Birks brand, 1 retail location in Calgary under the Brinkhaus brand and 2 retail locations in Vancouver under the Graff and Patek Philippe brands. During fiscal 2021, the Company closed one store operating under the Maison Birks banner and did not open any new stores. Other consists primarily of our e-commerce business, wholesale business and gold exchange program. The two reportable segments are managed and evaluated separately based on unadjusted gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the years ended March 27, 2021, March 28, 2020, and March 30, 2019, respectively, is set forth below:

	Retail			Other			Total
	2021	2020	2019	2021	2020	2019	2021	2020	2019
	(In thousands)
Sales to external customers	$130,758	$160,981	$143,499	$12,310	$8,439	$7,550	$143,068	$169,420	$151,049
Inter-segment sales	—	—	—	681	3,606	9,912	681	3,606	9,912
Unadjusted Gross profit	51,029	64,210	58,936	5,989	4,074	1,119	57,018	68,284	60,055

The following sets forth reconciliations of the segments’ gross profits and certain unallocated costs to the Company’s consolidated gross profits for the years ended March 27, 2021, March 28, 2020, and March 30, 2019:

	Fiscal Year Ended
	March 27, 2021	March 28, 2020	March 30, 2019
	(In thousands)
Unadjusted gross profit	$57,018	$68,284	$60,055
Inventory provisions	(736)	(475)	(686)
Other unallocated costs	38	(3,586)	(998)
Adjustment of intercompany profit	30	254	206

Gross profit	$56,350	$64,477	$58,577

Sales by classes of similar products and by channel were as follows:

	Retail			Other			Total
	2021	2020	2019	2021	2020	2019	2021	2020	2019
	(In thousands)
Jewelry and other	$55,743	$81,736	$91,493	$11,553	$8,439	$7,550	$67,296	$90,175	$99,043
Timepieces	75,015	79,245	52,006	757	—	—	75,772	79,245	52,006

	$130,758	$160,981	$143,499	$12,310	$8,439	$7,550	$143,067	$169,420	$151,049

15.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the consolidated financial statements except the following:

	Fiscal Year Ended
	March 27, 2021	March 28, 2020	March 30, 2019
	(In thousands)
Expenses incurred:

Management fees to related parties (b)	—	—	61
Consultant fees to a related party (d) & (g)	209	229	231
Expense reimbursement to a related party (e)	30	68	167
Interest expense on cash advance received from controlling shareholder (c)	370	426	455
Compensation paid to a related party (f)	329	345	385

Balances:

Accounts payable to related parties	66	231	142
Interest payable on cash advance received from controlling shareholder (c)	269	448	90

(b)

Effective January 1, 2016, the Company entered into a management consulting services agreement with Gestofi S.A. (“Gestofi”), all in accordance with the Company’s Code of Conduct relating to related party transactions. Under the management consulting services agreement, Gestofi provides the Company with services related to the obtaining of financing, mergers and acquisitions, international expansion projects, and such other services as the Company may request. Under the agreement, the Company paid an annual retainer of €140,000 (approximately $202,000 in Canadian dollars). The original term of the agreement was until December 31, 2016 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In November 2018, the agreement was renewed on the same terms and conditions except that the retainer was reduced to €40,000 (approximately $61,000 in Canadian dollars). In March 2019, the agreement was amended to (i) eliminate the yearly retainer and reimburse only the out-of-pocket expenses related to the services, and (ii) allow for a success fee to be mutually agreed upon between the Company and Gestofi in the event that financing or a capital raise is achieved. This agreement has been renewed annually and was renewed in November 2020 for an additional one-year term. In fiscal 2021, 2020, and 2019, the Company incurred expenses of nil, nil, and €40,000 (approximately nil, nil, and $61,000 in Canadian dollars) respectively, under this agreement to Gestofi.

(c)

The Company has a cash advance outstanding from its controlling shareholder, Montel S.à.r.l. (“Montel”, formerly Montrovest), of USD$1.5 million (approximately $2 million in Canadian dollars) originally received in May 2009 from Montrovest. This cash advance was provided to the Company by Montrovest to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s Credit Facility and Term Loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s Credit Facility permit such a payment. At March 27, 2021 and March 28, 2020 advances payable to the Company’s controlling shareholder amounted to USD$1.5 million (approximately $1.9 million and $2.1 million in Canadian dollars), respectively.

On July 28, 2017, the Company received a USD $2.5 million (approximately $3.3 million in Canadian dollars) loan from Montrovest (now Montel), to finance its working capital needs. This loan bears interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is due and payable in two equal payments of USD$1.25 million (approximately $1.55 million in Canadian dollars) in each of July 2018 and July 2019. During fiscal year 2019, USD$1.25 million (approximately $1.55 million in Canadian dollars) was repaid. In May 2019, Montel granted the Company a one year extension of the term of the outstanding balance of $1.8 million (USD $1.25 million) which was scheduled to be fully repaid in July 2019. In December 2019, the Company obtained a one-year moratorium on principal repayments and as such the loan became due in December 2020. In June 2020, the Company obtained a new moratorium on principal repayments and as such the loan will become due the earlier of August 31, 2021 or 10 days following a recapitalization. At March 27, 2021 and March 28, 2020, loans payable to the Company’s controlling shareholder amounted to USD$1.25 million (approximately $1.6 million and $1.8 million in Canadian dollars), respectively.

Due to the Montrovest Merger, Montrovest’s separate legal existence ceased and as a result of such merger, the cash advance agreements as well as the loan agreement have been assumed by Montel.

(e)

In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl, of certain expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s then Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s Chairman of the Executive Committee and the Company’s current Executive Chairman of the Board, for the work performed on behalf of the Company, up to a yearly maximum of USD$260,000 (approximately $340,000 in Canadian dollars). The yearly maximum was reduced to USD$130,000 (approximately $170,000 in Canadian dollars), and in fiscal 2019 the terms were amended so that only administrative support and analytical service costs can be reimbursed. This agreement was further renewed in March 2020 on the same terms and conditions except that the expenses would be invoiced in Euros. In March 2021, the agreement was renewed for an additional one-year term on the same terms and conditions. During fiscal 2021, 2020, and 2019, the Company incurred expenses of €20,000, €46,000, and USD$127,000, (approximately $30,000, $68,000, and $167,000 in Canadian dollars) respectively to Regaluxe Srl under this agreement.

(f)

Effective January 1, 2017, the Company agreed to total annual compensation of €250,000 (approximately $388,000 in Canadian dollars),with Mr. Niccolò Rossi di Montelera in connection with his appointment as Executive Chairman of the Board and Chairman of the Executive Committee. As an effort to mitigate the financial impact of COVID-19, from the onset of the COVID-19 pandemic, Mr. Niccolò Rossi di Montelera agreed to a COVID-19 fee reduction of 20% for the months of April, May and June 2020, 10% for the months of July to December, and 20% for the months of January to March 2021 In fiscal 2021, 2020, and 2019, the Company incurred costs of €213,000, €233,000 and €250,000 (approximately $332,000, $345,000, and $385,000 in Canadian dollars), respectively in connection with this agreement.

(g)

On March 28, 2018, the Company’s Board of Directors approved the Company’s entry into a consulting services agreement with Carlo Coda Nunziante effective April 1, 2018. Under the agreement, Carlo Coda-Nunziante, the Company’s former Vice President, Strategy, is providing advice and assistance on the Company’s strategic planning and business strategies for a total annual fee, including reimbursement of out-of-pocket expenses of €146,801 (approximately $222,000 in Canadian dollars), net of applicable taxes.. Carlo Coda-Nunziante consented to a COVID-19 fee reduction of 20% for the months of April, May and June 2020, 10% for July, August and September 2020 and 20% for the month of January 2021. In fiscal 2021, 2020 and 2019, the Company incurred charges of €135,000, €154,000 and €153,000 (approximately $209,000, $229,000 and $231,000 in Canadian dollars), including applicable taxes, respectively. This agreement has been renewed in March 2021 for an additional one-year term upon the same terms and conditions.

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

The Company has determined that the carrying value of its cash and cash equivalents, accounts receivable, long-term receivables, accounts payable and accrued liabilities approximates fair values as at the balance sheet date. As of March 27, 2021 and March 28, 2020, for the $53.4 million and $58.0 million, respectively, of bank indebtedness and the $12.3 million and $12.2 million, respectively of long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.

As of March 27, 2021 and March 28, 2020, the fair value of the remaining $13.7 million and $4.1million, respectively of fixed-rate long-term debt is estimated to be approximately $12.9 million and $3.9 million, respectively. The fair value was determined by discounting the future cash flows of each instrument at the current market interest rates for the same or similar debt instruments with the same remaining maturities adjusted for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Company considered interest rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s lenders. As a result, the Company has determined that the inputs used to value these long-term debts fall within Level 3 of the fair value hierarchy.

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

On August 11, 2017, the Company entered into a stock purchase agreement with Aurum to sell its wholly-owned subsidiary, Mayors, which operated in Florida and Georgia and was engaged primarily in luxury timepieces and jewelry retail activities. The sale was completed on October 23, 2017. Accordingly, any related activities remaining of Mayors have been segregated and classified as discontinued operations in the consolidated statements of operations and cash flows for all periods presented. In fiscal 2020, the Company incurred related costs of approximately $0.6 million associated with a sales tax audit, stay bonuses and termination fees for cancelling agreement contract, which have been allocated to the results of discontinued operations. In fiscal 2019, the Company incurred related costs of approximately $0.9 million, in addition to recognizing a net operating expense recovery of approximately $0.5 million as part of the transition services agreement with Aurum which has been allocated to the results of discontinued operations. No costs were incurred in fiscal 2021 related to this discontinued operation.

The following table presents the net income from discontinued operations for the year ended March 28, 2020, and March 30, 2019. There is no table for the year ended March 27, 2021 since there was no income or costs:

	March 28, 2020	March 30, 2019
Net sales	$—	$—
Cost of sales	—	—

Gross profit	—	—

Selling, general and administrative expenses	552	381
Restructuring charges	—	—
Depreciation and amortization	—	—

Total operating expenses	552	381

Operating (loss) income	(552)	(381)
Interest and other financial costs	—	—
Debt extinguishment charges	—	—

(Loss) income before taxes	(552)	(381)
Income tax expense (benefit)	—	—

(Loss) income from discontinued operations, net of taxes	(552)	(381)
Gain on disposal, net of taxes	—	—

Net (loss) income from discontinued operations	$(552)	$(381)

Weighted average common shares outstanding:
Basic	17,968	17,961
Diluted	17,968	17,961
Net (loss) income from discontinued operations per common share:
Basic	$(0.03)	$(0.02)
Diluted	$(0.03)	$(0.02)

18.	Government grants

In response to the COVID-19 pandemic, various government programs have been announced to provide financial relief for affected businesses.

The Government of Canada announced the CEWS program in April 2020. CEWS provides a wage subsidy on eligible paid compensation, subject to limits per employee, to eligible employers based on certain criteria, including demonstration of certain revenue declines as a result of COVID-19. The Company has determined that it had qualified for this subsidy for certain intermittent periods in fiscal 2021 and has, accordingly, applied for the CEWS for said periods. For the fiscal year ended March 27, 2021, the Company has recognized $1.4 million of CEWS which has been recorded as a reduction to the eligible employee compensation expense incurred by the Company during this period (within selling, general, and administrative expenses). As at March 27, 2021, $1.0 million of CEWS has been collected and $0.4 million is included within Account Receivable on the consolidated balance sheet.

The Government of Canada announced the CERS program in October 2020. CERS provides a rent subsidy for eligible property expenses, such as occupancy costs, based on certain criteria and is proportional to revenue declines as a result of COVID-19.

The Company has determined that it had qualified for this subsidy for certain intermittent periods in fiscal 2021. The Company expects to complete the filing requirements and application to the CERS in the first quarter of fiscal 2022. For the fiscal year ended March 27, 2021, the Company has recognized $0.5 million of CERS and has recorded it as a reduction to the eligible occupancy expense incurred by the Company during this period (within selling, general and administrative expenses). As at March 27, 2021, nil of CERS has been collected and $0.5 million is included within Account Receivable on the consolidated balance sheet.