Form 20-F
period 2022-03-26
BIRKS GROUP INC.
filed 2022-06-24
CIK 1179821

Index to Financial Statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM

20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For

the fiscal year ended March 26, 2022
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

10,795,443	Class A Voting Shares, without nominal or par value
7,717,970	Class B Multiple Voting Shares, without nominal or par value
0	Series A Preferred Shares, without nominal or par value, issuable in series
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
of the Exchange Act).    ☐  Yes
☒

No

Auditor Firm ID : 85	Auditor name : KPMG LLP	Auditor Location : Montreal, QC, Canada

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
Presentation of Financial and Other Information
Throughout this Annual Report, we refer to our fiscal year ending March 26, 2022, as fiscal 2022, and our fiscal years ended March 27, 2021, and March 28, 2020, as fiscal 2021 and 2020, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 26, 2022 and March 27, 2021 consisted of 52 weeks, respectively.
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
Operational Impacts
Since March 2020, in accordance with guidelines of local government authorities and public health officials, the Company has experienced intermittent government mandated closures of its retail stores as well as capacity restrictions. Since the start of the pandemic, the Company has continued to operate its e-commerce business, along with its distribution center, with strict cleaning protocols and social distance measures in place, in accordance with local government guidelines. The Company also continued to operate its wholesale business and its head office functions primarily under a “work from home” model.
During fiscal 2022, seven of the Company’s ten Ontario stores were temporarily closed for an 11-week period between April 17, 2021 and June 30, 2021. In addition, the Company’s Toronto Flagship store on Bloor Street was temporarily closed for an eight-week period between April 17, 2021 and June 11, 2021 and the Company’s two Ottawa area stores were temporarily closed for a 13-week period between April 8, 2021 and June 30, 2021. Furthermore, one of our Quebec stores was also temporarily closed for a five-week period from April 1, 2021 to May 10, 2021.
During fiscal 2021, the Company experienced intermittent government mandated closures of its retail stores as well as capacity restrictions. In April and May 2020, the Company’s only sales were derived from its e-commerce business as well as its concierge telephone service, which, along with its distribution center, continued to operate with strict health and safety protocols in place, in accordance with local government guidelines. During the months of June and July 2020, the Company gradually re-opened its stores across Canada as the federal and provincial government authorities loosened the protective actions and restrictions imposed at the outset of the pandemic outbreak. By the end of July 2020, the Company had re-opened all of its retail stores, albeit at reduced operating hours and reduced capacity. Six of our Ontario stores, including our Bloor Street flagship store, were temporarily closed for a 15-week period between November 23, 2020 and March 9, 2021. Our remaining four Ontario stores were temporarily closed for a 12-week period between November 23, 2020 and February 16, 2021. Our five Québec stores were temporarily closed for a six-week period between December 26, 2020 and February 8, 2021. Our Manitoba store was temporarily closed for a ten-week period between November 12, 2020 and January 23, 2021. During the third and fourth quarters of fiscal 2021, 16 of our 29 retail stores, representing 55% of our network, were temporarily closed for in-person shopping (but the majority remained open for concierge service and curbside pick-up) due to government orders for average durations of six to fifteen weeks, respectively.

Operational Response and Financial & Liquidity Impacts
As a result of these developments, since March 2020, the Company has taken many actions to substantially reduce its operating costs across all areas of the business and to actively manage liquidity in an effort to mitigate the negative impacts of the pandemic. These actions included:

•	Working closely with our landlords to negotiate various forms of rent relief (including abatements and deferrals) during store lockdown periods and/or subsequent periods;

•	Substantially reducing selling, general and administrative costs and discretionary spending across all areas of the business including certain reductions in marketing expenses;

•	Working closely with all of our partners and suppliers and negotiating extended credit terms with certain vendors;

•
Substantially reducing compensation costs (specific to March 2020 and fiscal 2021) related to the temporary layoff of the majority of our employees without pay during the period of store closures, as well as temporary base salary reductions at the corporate head office including our executive officers and members of our Board of Directors;

•	Postponing certain capital expenditures where possible;

•	Adjusting inventory management strategies to react to changes in the current environment, including reduction of forward purchases where possible; and

•	Qualifying and applying for applicable government relief programs including the Canada Emergency Wage Subsidy (“CEWS”) program and the Canada Emergency Rent Subsidy program (“CERS”).
Compliance with NYSE American LLC Continued Listing Standards
On February 6, 2022, the Company was notified by NYSE American LLC (“NYSE American”) that it was back in compliance with all of the NYSE American’s continued listing standards set forth in Part 10 of the NYSE American Company Guide (“Company Guide”). As previously reported, on August 13, 2020, the Company was notified by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(ii) of the Company Guide. That section applies if a listed company has stockholders’ equity of less than U.S. $4.0 million and has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. Furthermore, on December 9, 2020, the Company was notified by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(i) of the Company Guide. That section applies if a listed company has stockholders’ equity of less than U.S.$2.0 million and has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years. Lastly, on June 25, 2021, the Company was notified by NYSE American that it was not in compliance with the continued listing standards as set forth in Section 1003(a)(iii) of the Company Guide which applies if a listed company has stockholders’ equity of less than U.S. $6.0 million and has reported losses from operations and/or net losses in its five most recent fiscal years.
In accordance with the procedures and requirements of Section 1009 of the Company Guide, the Company submitted its plan of compliance on September 6, 2020 addressing how the Company intends to regain compliance with Section 1003(a)(ii) of the Company Guide. On October 22, 2020, NYSE American notified the Company that it accepted the compliance plan and granted the Company an extension for its continued listing until February 6, 2022 (the “Plan Period”). During the Plan Period, the Company submitted quarterly plan updates for review by the NYSE American, such quarterly updates were all accepted by the NYSE American. At the end of the Plan Period, the Company had stockholders’ equity of U.S. $7.1 million, which is above the U.S. $6.0 million required to comply with Sections 1003(a)(i) through (iii) of the Company Guide as of the end of the Plan Period. As a result, the Company received a letter from the NYSE American confirming that the Company regained compliance with Sections 1003(a)(i), (ii) and (iii) of the Company Guide. As at March 26, 2022, the Company is reporting stockholder’s equity of USD $4.8 million and net income of USD $1.1 million in its latest fiscal year ended March 26, 2022, and is thereby compliant with all of the NYSE American continued listing standards set forth in Part 10 of the Company Guide.
Forward-Looking Information
This Annual Report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including, without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the COVID-19 outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading price of its shares; (ii) a decline in consumer spending or deterioration in consumer financial position; (iii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Bijoux Birks branded products), and to have a successful customer service program; and (vi) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, and invest in its website and e-commerce platform; and (vii) the Company’s ability to execute its strategic vision; and (viii) the Company’s ability to invest in and finance capital expenditures.

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
Selected Financial Data
The following income statement data and balance sheet data as of March 26, 2022 and March 27, 2021 and for the years ended March 26, 2022, March 27, 2021, and March 28, 2020 have been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The following financial data as of March 28, 2020, March 30, 2019, and March 31, 2018 and for the years ended March 30, 2019 and March 31, 2018 have been derived starting with our audited consolidated financial statements not included in this Annual Report, recast to CAD (see * footnote below) and then adjusted to reflect the effects of the discontinued operations, which adjustments are unaudited. All fiscal years, except for fiscal 2018, in the table below consisted of 52 weeks. Fiscal 2018 consisted of 53 weeks. The historical results included below and elsewhere in this Annual Report are not necessarily indicative of our future performance.
The data presented below is only a summary and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, included elsewhere in this Annual Report. You should also read the following summary data in conjunction with Item 5, “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Income Statement Data – from continuing operations:

	Fiscal Year Ended
	March 26, 2022	March 27, 2021	March 28, 2020	March 30, 2019	March 31, 2018*

	(In thousands, except per share data)
Net sales	$181,342	$143,068	$169,420	$151,049	$146,608
Cost of sales	105,122	86,718	104,943	92,472	90,915
Gross profit	76,220	56,350	64,477	58,577	55,693
Selling, general and administrative expenses	65,942	53,713	65,867	67,106	66,754
Restructuring charges (1)	—	—	—	1,182	894
Depreciation and amortization	5,809	5,458	4,845	3,859	3,264
Impairment of long-lived assets (2)	—	—	309	46	2,788
Total operating expenses	71,751	59,171	71,021	72,193	73,700
Operating income (loss)	4,469	(2,821)	(6,544)	(13,616)	(18,007)
Interest and other financial costs	3,182	3,017	5,683	4,689	3,988
Income (loss) from continuing operations before income taxes	1,287	(5,838)	(12,227)	(18,305)	(21,995)
Income tax (recovery) expense	—	—	—	—	—

Net income (loss) from continuing operations	1,287	(5,838)	(12,227)	(18,305)	(21,995)
Discontinued operations:
(Loss) income from discontinued operations, net of tax	—	—	(552)	(381)	(1,592)
Gain on disposal of discontinued operations, net of tax	—	—	—	—	37, 682
Net (loss) income from discontinued operations	—	—	(552)	(381)	36,090
Net income (loss) attributable to common Shareholders	1,287	$(5,838)	$(12,779)	$(18,686)	$14,095

Net income (loss) per common share, basic	0.07	$(0.32)	$(0.71)	$(1.04)	$0.78
Net income (loss) per common share, diluted	0.07	$(0.32)	$(0.71)	$(1.04)	$0.77
Net income (loss) from continuing operations per common share – basic	0.07	$(0.32)	$(0.68)	$(1.02)	$(1.22)
Net income (loss) from continuing operations per common share – diluted	0.07	$(0.32)	$(0.68)	$(1.02)	$(1.20)
Weighted average common shares outstanding	18,346	18,005	17,968	17,961	17,961
Weighted average common shares outstanding – diluted	18,794	18,005	17,968	17,961	18,393
Dividends per share	—	—	—	—	—
Non-GAAP Measures**:

	Fiscal Year Ended
	March 26, 2022	March 27, 2021	March 28, 2020	March 30, 2019	March 31, 2018*

	(In thousands)
EBITDA	$10,278	$2,637	$(1,699)	$(9,757)	$(14,473)
Adjusted EBITDA	10,278	2,637	(1,390)	(8,530)	(11,061)

Balance Sheet Data:

	March 26, 2022	March 27, 2021	March 28, 2020	March 30, 2019	March 31, 2018
			(In thousands)
Working capital	$1,899	$(2,882)	$(6,275)	$7,464	$22,449
Total assets	$183,261	$201,680	$210,652	$133,795	$120,275
Bank indebtedness	$43,157	$53,387	$58,035	$47,021	$36,925
Long-term debt (including current portion)	$23,500	$26,022	$16,281	$17,104	$8,210
Operating lease liability (including current portion) (3)	$73,720	$73,011	$78,458	$—	$—
Stockholders’ equity (deficiency)	$5,864	$(1,422)	$3,410	$13,783	$32,477
Common Stock:
Value	$95,638	$95,116	$93,368	$93,348	$93,348
Shares	18,516	18,329	17,971	17,961	17,961

*
The Company changed its reporting currency from USD to CAD for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency.

**	As described in the section Non-GAAP Measures.
(1)
In fiscal 2019 and fiscal 2018, restructuring charges related primarily to severance as we eliminated certain head office positions to further increase efficiency and to align corporate functions with our strategic direction following the Aurum Transaction (as defined below).

(2)
Non-cash impairment of long-lived assets in fiscal 2020 were associated to store leases that have a possibility of early termination. Non cash impairment of long-lived assets in fiscal 2019 were associated with a retail location due to its projected operating performance and non-cash impairment of long-lived assets in fiscal 2018 were associated with a retail location due to its projected operating performance as well as software impairment associated with a decision to modify the scope of the implementation of the Company’s new enterprise resource planning system.

(3)
For fiscal 2020, the Company adopted ASU 2017-02 – Leases (Topic 842), on March 31, 2019 by applying its provisions prospectively and recognizing a cumulative-effect adjustment to the opening balance of accumulated deficit as of March 31, 2019 (modified retrospective adoption approach). The adoption of ASU 2017-02 – Lease (Topics 842) had the following impacts on the Company’s financial statements as at March 31, 2019: the establishment of an Operating lease liability of $76.8 million and a corresponding Operating lease right-of-use asset, the reclassification of existing deferred lease inducements balance of $6.8 million and deferred straight-line rent of $4.3 million from Other long-term liabilities to Operating lease right-of-use asset, and the reclassification of deferred gains on sale-leasebacks of $2.4 million previously recorded in other long- term liabilities, to opening accumulated deficit. As a result of the implementation of this ASU, working capital includes the current portion of operating lease liabilities of $5.8 million. Prior year numbers have not been modified for this standard. Refer to notes 2(h) and 12 to our consolidated financial statements which are included elsewhere in this Annual Report.

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
RISK FACTORS
Risks Related to the COVID-19 pandemic
Our business, financial condition, results of operations and cash flows have been and may continue to be adversely impacted by the COVID-19 pandemic.
A public health crisis or disease outbreak, epidemic or pandemic, or the threat or fear of such events, could adversely impact our business. In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic and a global emergency. In response to this pandemic, many government authorities have taken preventative and protective actions to contain the spread of the virus. COVID-19 has significantly impacted our retail stores, sales, and foot traffic, based on the perceived public health risk and government imposed quarantines and restrictions of public gatherings and commercial activity to contain the spread of the virus. As a result of the measures adopted by the Canadian federal and provincial governments to mitigate the spread of the virus, and in order to ensure the health and safety of our employees, customers and the community, we temporarily closed all of our retail locations in Canada in Q1 of fiscal 2021 and certain of our locations in intermittent periods during Q3 & Q4 of fiscal 2021 and Q1 of fiscal 2022. Refer to section “Current Developments”, sub-section “COVID-19” for further details on temporary retail store closures during fiscal 2022 and fiscal 2021. This has adversely impacted our operations and financial performance in both fiscal 2022 and fiscal 2021. There is no guarantee that our retail and wholesale businesses will not be further impacted if the economy deteriorates due to the ongoing COVID-19 pandemic, or if additional governmental authorities order the shutdown of additional non-essential businesses. While our e-commerce business has not been negatively impacted, additional government mandates ordering the shutdown of business and manufacturing and fulfillment facilities could negatively impact our ability to take or fulfill customer orders placed online.
Our operations have experienced disruptions from the global outbreak of COVID-19. To date, such disruptions have included the temporary closure of all of our retail store operations in Canada effective on March 18, 2020 and during Q1 of fiscal 2021 and the temporary closure of certain of our locations at intermittent periods during Q3 & Q4 of fiscal 2021 and Q1 of fiscal 2022.
We expect that the COVID-19 pandemic will have risks to our business beyond fiscal 2022. Our business is particularly sensitive to reductions in discretionary spending by consumers. To date, this outbreak has caused, and is continuing to cause, significant disruption in the financial markets both globally and in Canada, which could lead to a decline in discretionary spending by consumers, and which could in turn impact, possibly materially, our business, sales, financial condition and results of operations. Consumer demand may be impacted amidst the uncertainty in the global economy caused by the pandemic which could negatively impact our retail business as well as the businesses of our retail partners. Our retail business is sensitive to tourism. Regions that previously had higher densities of tourism and/or commercial urban traffic could experience a slower recovery which would adversely impact our future sales. Furthermore, we are exposed to additional COVID-19 related risks in relation to our retail store network such as social distancing requirements implemented by local governments as well as possible mandatory or elective temporary store shutdowns in the case of potential further waves of COVID-19. Such impacts could result in lower or no foot traffic throughout our retail store network which would adversely impact our sales, cash flows from operations and our liquidity position. The effects could also impact our ability to continue to respect payment terms with our suppliers and could cause our accounts payable balances to age significantly. The effects of COVID-19 could also impact our ability to adhere to the minimum excess availability requirements (described below) under both our amended senior secured credit facility (“Amended Credit Facility”) and amended senior secured term loan (“Amended Term Loan”). Failure to adhere to said requirements would be considered an event of default under the Amended Credit Facility and Amended Term Loan agreements, that provides the lenders the right to require the outstanding balances borrowed under our Credit Facility and Term Loan to become due immediately, which would result in cross defaults on our other borrowings. Furthermore, potential cases of COVID-19 infection that could arise at our corporate head office, distribution centers, or retail stores may disrupt our operations, which could lead to negative impacts on our revenues and cash flows from operations. Our operations have been impacted and could continue to be impacted by disruptions in our global supply chain network as result of COVID-19, including shortages of certain products due to disruptions in manufacturing by our suppliers, as well as costs of productions and distribution. We may experience increased operational challenges due to the implementation of work from home policies for both office employees and store employees whose stores are temporarily closed. Remote working arrangements may increase risks associated with our information systems such as the risk of cybersecurity incidents or system failures, which could have an adverse effect on our business. We cannot predict the degree to, or the time period over which our sales and operations will be affected by this outbreak, and the effects could be material. The longer the effects of COVID-19 last, the longer discretionary spending by consumers may be impacted, and the more extensive the effects could be on our business, sales, financial condition, liquidity, results of operations and our stock price. If there are further waves of the outbreak, stores may need to be closed again, further impacting our business, sales, financial condition, liquidity, results of operations and our stock price. The full extent of the impact of COVID-19 on our operations, financial performance, and liquidity, depends on future developments that are uncertain and unpredictable.

Financial and Liquidity Risks
The level of our indebtedness could adversely affect our operations, liquidity and financial condition.
Our debt levels fluctuate from time to time based on seasonal working capital needs. In fiscal 2022, the Company’s total indebtedness decreased by $12.8 million driven by scheduled repayments of the Investissement Québec term loan, and a reduction in bank indebtedness driven by positive cash flows from operations. In fiscal 2021, the Company incurred debt primarily consisting of the Investissement Québec term loan in the amount of $10.0 million, in order to fund the working capital needs of the Company, including those arising from the impact of the COVID-19 pandemic. The following table sets forth our total indebtedness (including bank indebtedness and current and long-term portion of debt), total stockholders’ equity (deficiency), total capitalization and ratio of total indebtedness to total capitalization as of:

	March 26, 2022	March 27, 2021
Total indebtedness (consisting of bank indebtedness and long-term debt, including current portion)	$66,657,000	$79,409,000
Total stockholders’ equity (deficiency)	$5,864,000	(1,422,000)
Total capitalization	$72,521,000	$77,987,000

Ratio of total indebtedness to total capitalization	91.9%	101.8%

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
Our ability to fund our operations and meet our cash flow requirements is dependent upon our ability to maintain positive excess availability under our Amended Credit Facility (as defined below). Under the Amended Credit Facility, our sole financial covenant is to maintain minimum excess availability of not less than $8.5 million at all times, except that we shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. Our excess availability was above $8.5 million throughout fiscal 2022.
Both our Amended Credit Facility and Amended Term Loan (defined below) are subject to cross default provisions with all other loans pursuant to which if we are in default of any other loan, we will immediately be in default of both the Amended Credit Facility and the Amended Term Loan. In the event that excess availability falls below $8.5 million for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Amended Credit Facility and Amended Term Loan agreements, that provides the lenders the right to require the outstanding balances borrowed under our Amended Credit Facility and Amended Term Loan to become due immediately, which would result in cross defaults on our other borrowings. We expect to have excess availability of at least $8.5 million for at least the next twelve months.
On October 23, 2017, the Company entered into a credit facility with Wells Fargo Canada Corporation for a maximum amount of $85.0 million and maturing in October 2022. On December 24, 2021, the Company entered into an amended and restated senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo Canada Corporation. The Amended Credit Facility extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Credit Facility, also provides the Company with an option to increase the total commitments thereunder by up to $5.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Amended Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5%—2.0% depending on the Company’s excess availability levels. Under the Amended Credit Facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout fiscal 2022.
On June 29, 2018, the Company secured a $12.5 million Term Loan maturing in October 2022 with Crystal Financial LLC ( now known as SLR Credit Solutions) (“SLR”). On December 24, 2021, the Company entered into an amended and restated senior secured term loan (“Amended Term Loan”) with SLR . The Amended Term Loan extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of CDOR plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants. Under the Amended Term Loan, the Company is required to adhere to the same financial covenant as under the Amended Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Amended Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $5.0 million and from January 21st to January 31st of each year of $2.0 million. The Amended Term Loan is required to be repaid upon maturity.
Our borrowing capacity under both the Amended Credit Facility and Amended Term Loan is based upon the value of our inventory and accounts receivable, which is periodically assessed by our lenders and based upon these reviews, our borrowing capacity could be significantly increased or decreased.
Our lenders under our Amended Credit Facility and our Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our lenders may impose at their reasonable discretion.

No discretionary reserves were imposed during fiscal 2022, fiscal 2021, and fiscal 2020, by our current or former lenders.
For fiscal 2022, the Company reported net income of $1.3 million. The Company reported net losses from continuing operations of $5.8 million and $12.2 million for fiscal 2021 and fiscal 2020 (total net loss of $5.8 million and $12.8 million, respectively). The Company generated cash from operating activities of $18.6 million in fiscal 2022 and used cash from operating activities from continuing operations of $1.7 million, and $3.2 million for fiscal 2021 and fiscal 2020, respectively. The Company had a positive working capital as at March 26, 2022, but had a negative working capital as at March 27, 2021 and March 28, 2020, primarily as a result of COVID-19 impacts on the business.
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
On July 8, 2020, the Company secured a new six-year term loan with Investissement Québec in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company. The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On June 2, 2021, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 26, 2022. As at March 26, 2022, the working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) was 1.11.
On July 20, 2021, the Company entered into a new 10-year loan agreement with Investissement Québec for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of March 26, 2022, the Company has nil outstanding on the loan. The loan bears interest at a rate of 1.41% per annum and is repayable in 60 equal payments beginning 60 months after the date of the first draw. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On June 2, 2021, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 26, 2022. As at March 26, 2022, the working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) was 1.11.
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
The terms of our Amended Credit Facility and Amended Term Loan expire in December 2026, as such, financing may be unavailable in amounts or on terms similar to the current agreements or acceptable to us, if at all, which could have a material adverse impact on our business, including our ability to continue as a going concern.

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
Historically, we have generally been successful in negotiating and improving leases for renewal as our current leases near expiration. As of May 31, 2022, we had 26 leased retail stores. The leases are generally in prime retail locations and generally have lease terms of ten years, with rent being a fixed minimum base plus, for certain stores, a percentage of the store’s sales volume (subject to some adjustments) over a specified threshold. Many uncontrollable factors can impact our ability to renew these leases, including but not limited to, competition for key locations from other retailers. Only 5 of the Company’s store leases are renewable within the next two years and such stores generated approximately 4% of our fiscal 2022 net sales. The capital expenditures related to remodeling some of our retail stores are estimated to be approximately $4.7 million during fiscal 2023. These planned capital expenditures are at the discretion of management and not required by our landlords. We expect to be able to finance these capital expenditures with internally generated funds and existing financing arrangements. However, in the future, if we are unsuccessful at negotiating favorable renewal terms, locations or if more capital is required to meet landlord requirements for remodeling or relocating retail stores and we are unable to secure the necessary funds to complete these projects, our business, financial condition, and operating results could be adversely affected. In addition, we may not be able to locate suitable alternative sites in a timely manner. Our sales, earnings and cash flows will decline if we fail to maintain existing store locations, renew leases or relocate to alternative sites, in each case on attractive terms.
Our business could be adversely affected if our relationships with any primary vendors are terminated or if the delivery of their products is delayed or interrupted.
We compete with other jewelry and timepiece retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name timepiece and jewelry manufacturers have distribution agreements with our Company that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In fiscal 2022, merchandise supplied by our largest luxury timepiece supplier and sold through our stores accounted for approximately 18% of our total net sales. Our relationships with primary suppliers are generally not pursuant to long-term agreements. We obtain materials and manufactured items from third-party suppliers. Any delay or interruption in our suppliers’ abilities to provide us with necessary materials and components, including as a result of the on-going COVID-19 pandemic and its impact on suppliers, may require us to seek alternative supply sources. Any delay or interruption in receiving supplies could impair our ability to supply products to our stores and, accordingly, could have a material adverse effect on our business, results of operations and financial condition. The abrupt loss of any of our significant third-party suppliers or a decline in the quality or quantity of materials supplied by any third-party suppliers could cause significant disruption in our business.
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
We offer a large selection of distinctive high quality merchandise, including diamond, gemstone and precious metal jewelry, rings, wedding bands, earrings, bracelets, necklaces, timepieces and gifts. Accordingly, significant changes in the availability or prices of diamonds, gemstones, and precious metals we require for our products could adversely affect our earnings. We do not hedge a material portion of the price of raw materials. A significant increase in the price and availability of these materials could adversely affect our net sales and gross margins.
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
The protection of customer, employee and company data is important to us, and our customers expect that their personal information will be adequately protected. The regulatory environment surrounding information security and data privacy is becoming increasingly demanding, as requirements in respect of personal data use and processing, including significant penalties for non-compliance, continues to evolve in the various jurisdictions in which the Company does business. Although we have developed and implemented systems and processes that are designed to protect our information and prevent data loss and other security breaches, such measures cannot provide absolute security and our business could still be exposed to risks. Attacks may be targeted at us, our vendors or customers, or others who have entrusted us with information. Data and security breaches can also occur as a result of non-technical issues including intentional or inadvertent breach by employees or persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. We rely upon information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including e-commerce sales, supply chain, merchandise distribution, customer invoicing and collection of payments. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the proprietary business information of our customers and suppliers, as well as personally identifiable information of our customers and employees, in our information technology systems. The secure operation of these information technology networks, and the processing and maintenance of this information is critical to our business operations and strategy. To date, our business and operations have not been materially impacted by a cyber- attack, security breach, or data breach, however a significant breach of customer, employee or company data could damage our reputation, our relationship with customers and the Birks brand and could result in lost sales, sizable fines, violation of applicable privacy and other laws, significant breach-notification costs and lawsuits as well as adversely affect results of operations. In addition, it could harm our ability to execute our business and adversely impact sales, costs and earnings. Because of the rapidly evolving types of cyber-attacks and the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate cost-effective preventative measures. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Since March 2020, we have implemented a work from home policy due to the COVID-19 outbreak for our corporate workforce in Montreal. Remote work could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations.

Failure to successfully implement or make changes to information systems could disrupt or negatively impact our business.
In addition to regularly evaluating and making changes and upgrades to our information systems, we started the implementation of a new enterprise resource planning (“ERP”) system with the Microsoft Dynamics D365 for Retail platform in order to update our retail systems including point of sale (POS), supply chain, warehouse management, wholesale, and finance. While we follow a disciplined methodology when evaluating and making such changes, there can be no assurances that we will successfully implement such changes, that such changes will occur without disruptions to our operations, that the new or upgraded systems will achieve the desired business objectives or that the internal controls will be effective in preventing misstatements in financial reporting. Any such disruptions, inadequate internal controls or the failure to successfully implement new or upgraded systems such as those referenced above, could have a material adverse effect on our results of operations and could also affect our reputation, our relationship with customers and our brands.
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
We believe that the customer experience we offer to our clients has a direct impact on our sales and results from operations. Changes in the employment market, and competition for qualified sales professionals could result in the Company incurring higher labor costs. A shortage of qualified individuals and higher labor costs could result in disruptions to the performance of sales associates and an inability to recruit, train, motivate and retain suitably qualified sales associates, which could adversely impact sales and earnings.
Risks Related to the Economy and External Factors, including Regulations
Our business depends, in part, on factors affecting consumer spending that are out of our control.
Our business, like other retailers, depends on consumer demand for our products and, consequently, is sensitive to a number of factors that are beyond our control that influence consumer spending, including general economic conditions, consumer confidence in future economic conditions and domestic and international political conditions, tourism, recession and fears of recession, consumer debt, disposable consumer income, conditions in the housing market, consumer perceptions of personal well-being and security, fuel prices, inclement weather, interest rates, foreign exchange rates, sales tax rate increases, inflation, and war and fears of war. Jewelry purchases are discretionary for consumers and may be particularly and disproportionately affected by adverse trends in the general economy and the equity markets. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for our products, resulting in a reduction in our sales and harming our business and operating results. Recent geopolitical events and general economic conditions, such as rising inflation, could lead to a slow-down in certain segments of the global economy and could affect the amount of discretionary income available for certain consumers to purchase our products. If global economic and financial market conditions persist, our sales could decrease, and our financial condition and results of operations could be adversely affected. A substantial portion of our customers use credit, either from our private label and proprietary credit cards or another consumer credit source, to purchase jewelry and timepieces. When there is a downturn in the general economy, fewer people may use or be approved for credit, which could result in a reduction in net sales and/or an increase in credit losses, which in turn, could lead to an unfavorable impact on our overall profitability. The on-going COVID-19 pandemic, increasing interest rates, current inflationary environment, and the increase in cost of sales could negatively affect consumer spending and have adverse effects on our business and our financial results. Any of these factors could have a material adverse impact on our business, financial results, and the execution of our strategic plan. We have seen decreases in consumer spending, and such trends may continue. If periods of decreased consumer spending continue, our sales could be negatively impacted, and our financial condition and results of operations could be adversely affected. Consequently, our belief that we currently have sufficient liquidity to fund our operations is based on certain assumptions about the future state of the economy, the future availability of borrowings to fund our operations and our future operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

We are exposed to currency exchange risks that could have a material adverse effect on our results of operations and financial condition.
A portion of the purchases we make from our suppliers are denominated in U.S. dollars. As a result, a depreciation of the Canadian dollar against the U.S. dollar would increase the cost of acquiring those goods in Canadian dollars, which would have a negative effect on our gross profit margin. In addition, material fluctuations in foreign currency exchange rates could reduce our borrowing availability under our Amended Credit Facility which is denominated in Canadian dollars, and limit our ability to finance our operations.
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
As of May 31, 2022, The Grande Rousse Trust (“Grande Rousse”) beneficially owns or controls 73.7% of all classes of our outstanding voting shares, which are directly owned by Mangrove Holdings S.A (“Mangrove”) and Montel Sarl (“Montel”), previously Montrovest B.V. Montel and Mangrove own 47.8% and 25.9% of our outstanding voting shares respectively. The trustee of Grande Rousse is Meritus Trust Company Limited (the “Trustee”). Confido Limited has the power to remove the Trustee and as a result may be deemed to have beneficial ownership of the Class A voting shares held by Montel and Mangrove. Under our restated articles, Montel and Mangrove, as holders of the Class B multiple voting shares, have the ability to control most actions requiring shareholder approval, including electing the members of our Board of Directors and the issuance of new equity.
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
Terrorist acts, acts of war or hostility, natural disasters or other catastrophic events could have an immediate disproportionate impact on discretionary spending on luxury goods upon which our operations are dependent, and could have a material adverse impact on our business and results of operations. We have been, and may continue to be affected in the future, by widespread protests such as the protests related to social injustices that have taken place in various cities across Canada in June 2020 and February 2022. Such protests can disrupt foot traffic at our stores, thereby negatively impacting sales, cause temporary store closures, and lead to inventory shrinkage, and property damage, all of which could adversely impact our sales and results from operations.
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
The Company conducts retail operations in Canada and conducts wholesale operations in North America, the United Kingdom, and the European Union. The Company sources its inventory from several suppliers within and outside North America, and has cross border financing arrangements. As a result, the Company is subject to the risks of doing business in jurisdictions within and outside North America.
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
Future issuances or sales of a substantial number of our Class A voting shares by us, Montel, Mangrove, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair our ability to raise capital through future issuances of equity securities. As of May 31, 2022, we had 10,798,680 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.
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
On February 6, 2022, the Company was notified by NYSE American LLC (“NYSE American”) that it was back in compliance with all of the NYSE American continued listing standards set forth in Part 10 of the NYSE American Company Guide (“Company Guide”). As previously reported, on August 13, 2020, the Company was notified by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(ii) of the Company Guide. That section applies if a listed company has stockholders’ equity of less than U.S. $4.0 million and has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. Furthermore, on December 9, 2020, the Company was notified by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(i) of the Company Guide. That section applies if a listed company has stockholders’ equity of less than U.S.$2.0 million and has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years. Lastly, on June 25, 2021, the Company was notified by NYSE American that it was not in compliance with the continued listing standards as set forth in Section 1003(a)(iii) of the Company Guide which applies if a listed company has stockholders’ equity of less than U.S. $6.0 million and has reported losses from operations and/or net losses in its five most recent fiscal years.
In accordance with the procedures and requirements of Section 1009 of the Company Guide, the Company submitted its plan of compliance on September 6, 2020 addressing how the Company intends to regain compliance with Section 1003(a)(ii) of the Company Guide. On October 22, 2020, NYSE American notified the Company that it accepted the compliance plan and granted the Company an extension for its continued listing until February 6, 2022 (the “Plan Period”). During the Plan Period, the Company submitted quarterly plan updates for review by the NYSE American, such quarterly updates were all accepted by the NYSE American. At the end of the Plan Period, the Company had stockholders’ equity of U.S. $7.1 million which is above the U.S. $6.0 million required to comply with Sections 1003(a)(i) through (iii) of the Company Guide as of the end of the Plan Period. As a result, the Company received a letter from the NYSE American confirming that the Company regained compliance with Sections 1003(a)(i), (ii) and (iii) of the Company Guide. As at March 26, 2022, the Company is reporting stockholder’s equity of USD $4.8 million and net income of USD $1.1 million in its latest fiscal year ended March 26, 2022, and is thereby compliant with all of the NYSE American continued listing standards set forth in Part 10 of the Company Guide.

It is possible that the Company may not be in compliance with the NYSE American’s continued listing standards in the future. If NYSE American delists our common stock from trading on the exchange and we are not able to list our securities on another national securities exchange, we expect our common stock would qualify to be quoted on an over-the-counter market. If this were to occur, we could experience a number of adverse consequences, including: limited availability of market quotations for the common stock; reduced liquidity for our securities; our common stock being categorized as a “penny stock,” which requires brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock; and decreased ability to issue additional securities or obtain additional financing in the future.
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
THE COMPANY
Corporate History and Overview
Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry and timepiece retail stores in Canada, with wholesale customers in North America, the E.U and the U.K. As of May 31, 2022, Birks Group operated 23 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary operated under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand and one retail location in Vancouver operated under the Patek Philippe brand. Bijoux Birks fine jewelry collections are also available through select SAKS Fifth Avenue stores in Canada and the U.S., select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States as well as at certain jewelry retailers across North America and in Europe. For fiscal 2022, we had net sales of $181.3 million.

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
Birks was purchased by Borgosesia Acquisitions Corporation in 1993, a predecessor company of Regaluxe Investment S.á.r.l., which is referred to in this Annual Report as Regaluxe. Effective March 28, 2006, Regaluxe was acquired through a merger with Iniziativa S.A. (“Iniziativa”). As of May 31, 2007 and June 4, 2007, respectively, following a reorganization, Iniziativa and Montrolux S.A. transferred all of the shares they respectively held in the Company to their parent company, Montrovest B.V. (“Montrovest” now known as Montel). Following the 1993 acquisition of Birks, Birks’ operations were evaluated and a program of returning Birks to its historic core strength as the leading Canadian prestige jeweler was initiated.
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
In August 2017, Birks entered into the Stock Purchase Agreement with Aurum, the largest fine watch and jewelry retailer in the U.K., to sell its wholly- owned subsidiary Mayors. The Aurum Transaction closed on October 23, 2017 for total cash consideration of $135.0 million (U.S. $106.8 million). As part of the transaction, Birks entered into a 5-year distribution agreement with Aurum to sell Birks fine jewelry in the U.K. at Mappin & Webb, Goldsmiths stores and on their e-commerce websites.
In the last three fiscal years, we invested a total of approximately $12.1 million in capital expenditures primarily associated with the remodeling of our existing store network. During fiscal 2022, additions included $1.5 million towards the remodeling of two stores in Calgary, as well as $0.5 million towards various renovations across the retail network, including the addition of various new brand counters and shop-in-shops in certain stores. During fiscal 2022, the Company reaped some benefit from the significant investments it had made in fiscal years 2019 and 2018 prior to the COVID-19 pandemic, including the completion of major transformative renovations at our three flagship locations, in Montreal (completed in June 2018), Vancouver (completed in February 2019) and Toronto (completed in March 2019). We also opened our Graff and Patek Philippe boutiques in Vancouver (completed in December 2018), and continued to invest in the ongoing implementation of a new enterprise resource planning (“ERP”) system.
In fiscal 2022, we continued to transition away from a very capital-intensive period from fiscal 2017 to fiscal 2019 for the Company during which we implemented our growth-driven strategic objective, which included the remodeling of our retail network including our flagship locations. The capital intensive spending period resulted in temporarily lower sales and contribution margin at the flagship locations under renovation, with a view to generate future long-term returns for the Company. Prior to the COVID-19 pandemic and forced store closures beginning in March 2020, the Company experienced a return to normal selling conditions during fiscal 2020. In fiscal 2021, the COVID-19 pandemic had significantly impacted our business, sales, and results from operations. Due to the easing of COVID-19 restrictions in fiscal 2022, the Company has again experienced a return to normal selling conditions. We currently expect to invest a limited amount in capital expenditures in our retail network in fiscal 2023 and fiscal 2024 as we focus primarily on operations and on delivering a return on our strategic investment spending during the period from fiscal 2017 to fiscal 2019. We expect to finance these capital expenditures from operating cash flows, and existing financing arrangements including tenant allowances from certain of our landlords.
The Company regularly reviews the locations of its retail network that leads to decisions that impact the opening, relocation or closing of these locations. During fiscal 2022, we renovated our Brinkhaus store in Calgary, Alberta, and remodeled a Maison Birks store in Calgary, Alberta. During fiscal 2022, we also closed 3 Maison Birks stores: one in Oshawa, Ontario, one in Saskatoon, Saskatchewan, and one in Victoria, British Colombia. During fiscal 2021, we relocated a Maison Birks store in Montreal, Québec and remodeled a Maison Birks store in Calgary, Alberta. During fiscal 2021, we also closed a Maison Birks store in Vancouver, British Columbia as a result of a complete renovation of the mall in which the store was located. During fiscal 2020, we relocated a Maison Birks store in Toronto, Ontario and opened a new Maison Birks Store in Calgary, Alberta. During fiscal 2019, we closed two Maison Birks stores (one in Edmonton, Alberta and one in Toronto, Ontario) and closed one store operated under the Brinkhaus brand in Vancouver, British Colombia. During fiscal 2019, we also opened one store operated under the Graff brand and one store operated under the Patek Philippe brand in Vancouver, British Columbia. During fiscal 2019, we also relocated two Maison Birks stores (one in Vancouver, British Columbia and one in Toronto, Ontario) during the remodeling of their respective malls.

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
The following table compares our sales of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 26, 2022		March 27, 2021		March 28, 2020
Jewelry and other	$90,521	49.9%	$67,296	47.0%	$90,175	53.2%
Timepieces	90,821	50.1%	75,772	53.0%	79,245	48.8%

Total	$181,342	100%	$143,068	100%	$169,420	100%

The increase in sales from the jewelry and other product categories in fiscal 2022 as compared to fiscal 2021 is primarily driven by higher Bijoux Birks bridal jewelry sales and Bijoux Birks fine jewelry resulting from the easing of COVID-19 restrictions and fewer negative impacts on our retail and wholesale operations. The decline in sales from the jewelry and other product categories in fiscal 2021 as compared to fiscal 2020 is primarily driven by softer Bijoux Birks bridal jewelry sales and by a decrease in Bijoux Birks fine jewelry resulting from the negative impacts of the COVID-19 pandemic on our retail and wholesale operations.
The increase in sales from the timepieces product category in fiscal 2022 as compared to fiscal 2021 is primarily driven by the easing of COVID-19 restrictions and fewer negative impacts on our retail operations, including the impact of the temporary store closures at intermittent periods during fiscal 2021, as well as by the impact of our improved 3 rd
party timepiece brand portfolio and successful key renovations in fiscal 2022 and prior years. The decline in sales from the timepieces product category in fiscal 2021 as compared to fiscal 2020 is primarily driven by the negative impacts of the COVID-19 pandemic on our retail operations, including the impact of the temporary store closures at intermittent periods during fiscal 2021.
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
Products
We offer distinctively designed, exclusive products and a large selection of distinctive high quality merchandise at various price points. This merchandise includes our own designed jewelry, branded Bijoux Birks, and designer jewelry that includes diamonds, gemstones, and precious metals.
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
Our stores, operating under the Maison Birks, Brinkhaus, Graff and Patek Phillippe brands, carry a large selection of prestigious brand name timepieces, including our own proprietary Birks watch line as well as timepieces made by Rolex, Tudor, Baume & Mercier, Breitling, Cartier, Chaumet, Dinh Van Paris, Frédérique Constant, Graff, Grand Seiko, IWC, Jaeger Lecoultre, Longines, Montblanc, Panerai, Patek Phillippe, Tag Heuer, and Van Cleef & Arpels. We also carry an exclusive collection of high quality jewelry and timepieces that we design. We emphasize Bijoux Birks brand jewelry offerings but also include other designer jewelry made by Chaumet, Dinh Van Paris, Graff, Marco Bicego, Messika, Roberto Coin, Van Cleef & Arpels, and Yoko London. We also offer a variety of high quality giftware, including writing instruments made by Montblanc.
We have one primary channel of distribution, the retail division, which accounts for approximately 93% of net sales, as well as three other channels of distribution, namely e-commerce, wholesale, and gold exchange which combined accounted for approximately 7% of net sales.
Product Design, Development, Sourcing and Manufacturing
We established a product development process that supports our strategy to further develop and enhance our product offering in support of the Bijoux Birks brand development. During fiscal 2022, 2021, and 2020, approximately 35%, 31%, and 46%, respectively, of our jewelry products acquired for sale were internally designed and sourced. A significant portion of internally designed products are associated with the Bridal segment, which is largely reliant on customized special orders. Products that are not designed and manufactured for us, are sourced from suppliers worldwide, enabling us to sell an assortment of fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procures distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our loose stone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

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
In fiscal 2022, we purchased jewelry, timepieces and giftware for sale in our stores and online from several suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry and timepiece retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our key vendors, or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business. In fiscal 2022, merchandise supplied by our largest luxury timepiece supplier and sold through our stores accounted for approximately 18% of our total net sales. If our largest luxury timepiece supplier terminated its distribution agreements with us, such termination would have a material adverse effect on our business, financial condition and operating results.
Impact of inflation
We do not believe that inflation has had significant impact on consumer discretionary spending, nor on our sales results or results from operations. Luxury jewelry and timepiece purchases are considered discretionary spending. As such, if inflation negatively impacts consumer discretionary spending, it may also negatively impact our future sales results and operating performance.
Diamond and gold costs started to increase in the fourth quarter of fiscal 2022 but did not have a material impact on our merchandise costs in fiscal 2022. Diamond and gold costs have continued to increase into fiscal 2023. As a result, we may need to increase retail prices on certain product categories to offset such cost increases. Refer to Item 1A, Risk Factors, for further information on the potential impacts and risk associated with inflation.
Seasonality
Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher net sales than any other quarter during the year. In addition to seasonality trends, fiscal 2022 and fiscal 2021 were also impacted by factors attributable to COVID-19, such as widespread restrictions and temporary store closures, particularly in the first quarter of each of fiscal 2022 and fiscal 2021 which shifted net sales between quarters. Net sales in the first, second, third and fourth quarters in fiscal 2022 were 22%, 25%, 34% and 19%, respectively, in fiscal 2021 were 10%, 30%, 39% and 21%, respectively, and in fiscal 2020 were 26%, 24%, 32% and 18% respectively.
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
We believe that our stores’ elegant surroundings and distinctive merchandise displays play an important role in providing an atmosphere that encourages sales. We pay careful attention to detail in the design and layout of each store, particularly lighting, colors, choice of materials, and placement of display cases. We also use window displays as a means of attracting walk-in traffic and reinforcing our distinctive image. Our marketing department designs and creates window and store merchandise case displays for all of our stores. Window displays are frequently changed to provide variety and to reflect seasonal events such as the November—December Holiday Season, Valentine’s Day, Mother’s Day and Father’s Day.
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
Advertising and Promotion
One of our key marketing goals is to build on our reputation in our core markets as a leading luxury jewelry brand offering high quality merchandise in an elegant, sophisticated environment. For example, we frequently run advertisements that associate the Bijoux Birks brand with internationally recognized brand names such as Rolex, Cartier, Patek Philippe, and Van Cleef & Arpels, among others. Advertising and promotions for all stores are developed by our personnel in conjunction with outside creative professionals.
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
Credit Operations
We have a private label credit card, which is administered by a third-party financial institution that owns the credit card receivable balances. We also have a Birks proprietary credit card, which we administer. Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks private label credit card and the Birks in-house credit card accounted for approximately 14.7% of our net sales during fiscal 2022 and 15.9% during fiscal 2021. These results reflect the launch of the Birks Prestige private label credit card program in April 2018. We have continued to implement attractive term plans during fiscal 2022. Sales under the Birks private label credit cards are generally made without credit recourse to us.
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
Competition
The North American retail jewelry industry is highly competitive and fragmented, with a few very large national and international competitors and many medium and small regional and local competitors. The market is also fragmented by price and quality. Our competitors include national and international jewelry chains as well as independent regional and local jewelry and timepiece retailers. We also compete with other types of retailers such as department stores and specialty stores and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, televised home shopping networks, and pure e-commerce players. Many of these competitors have greater financial resources than we do. We believe that competition in our markets is based primarily on the total brand experience including trust, quality craftsmanship, product design and exclusivity, product selection, marketing and branding elements (including web), service excellence, including after-sales service, and, to a certain extent, price. With the on-going consolidation of the retail industry, we believe that competition with other general and specialty retailers and discounters will continue to increase. Our success will depend on various factors, including general economic and business conditions affecting consumer spending, the performance of national and international retail operations, the acceptance by consumers of our merchandising and marketing programs, store locations and our ability to properly staff and manage our stores.
Regulation
Our operations are affected by numerous federal and provincial laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of finance charges that may be charged by a credit provider. In addition to our private label and proprietary credit cards, credit to our clients is primarily available through third-party credit cards such as American Express
®
, Discover
®
, MasterCard
®
, Union Pay
®
and Visa
®
, without recourse to us in the case of a client’s failure to pay. Any change in the regulation of credit that would materially limit the availability of credit to our traditional customer base could adversely affect our results of operations and financial condition.
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

•
Establishing a cross-functional management team with members of senior management and subject-matter experts from relevant functions such as supply chain, product development, merchandising, legal and finance responsible for implementing our conflict minerals compliance strategy; and

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
We support the Kimberley Process, an international initiative intended to ensure diamonds are not illegally traded to fund conflict. As part of this initiative, we require our diamond suppliers to acknowledge compliance with the Kimberley Process and invoices received for diamonds purchased by us must include certification from the vendor that the diamonds and diamond containing jewelry are conflict free. Through this process and other efforts we believe that the suppliers from whom we purchase diamonds exclude conflict diamonds from their inventories.
In August 2012, the SEC issued rules that require companies that manufacture products using certain “conflict minerals”, including gold, to determine whether those minerals originated in the Democratic Republic of Congo or adjoining countries (“DRC”). If the minerals originate in the DRC, or if companies are not able to establish where they originated, extensive disclosure regarding the sources of those minerals, and in some instances an independent audit of the supply chain, is required. We filed our tenth disclosure report on May 31, 2022 for the calendar year ended December 31, 2021. We determined that we had no reason to believe that any conflict minerals necessary to the functionality or production of our products may have originated in the DRC.
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
Organizational Structure
Not applicable.
Properties
We lease all of our store locations as well as our corporate head office which includes a distribution center. We believe that all of our facilities are well maintained and in good condition and are adequate for our current needs. We actively review all leases that expire within the next 12 months to determine whether to renew the leases. Over the past few years, we have also decreased the number of stores we operate by closing certain underperforming stores. Going forward, we plan to continue to evaluate the productivity of our existing stores and close unproductive stores. In addition, we plan to continue to review opportunities to open new stores in new prime retail locations when the right opportunities exist.

Following is a listing of all our properties as of March 26, 2022:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores
Bayshore Centre	1,099	September 2027	Ottawa, ON
Bloor Flagship Store	9,695	February 2034	Toronto, ON
Brinkhaus	1,946	March 2027	Calgary, AB
Carrefour Laval	2,545	April 2025	Laval, QC
Chinook Shopping Centre	4,186	October 2032	Calgary, AB
DIX-30 Mall	1,691	July 2023	Brossard, QC
Fairview Pointe-Claire	1,450	August 2030	Pointe-Claire, QC
First Canadian Place	2,243	August 2028	Toronto, ON
Guildford Town Centre	1,172	December 2022	Surrey, BC
Graff Boutique	850	October 2028	Vancouver, BC
Mapleview Centre	1,384	June 2023	Burlington, ON
Market Mall	770	November 2023	Calgary, AB
Montreal Flagship Store	7,714	April 2032	Montreal, QC
Park Royal	1,797	October 2024	West Vancouver, BC
Patek Philippe Boutique	850	October 2028	Vancouver, BC
Place Ste-Foy	1,472	September 2027	Ste-Foy, QC
Rideau Centre	2,745	May 2024	Ottawa, ON
Sherway Gardens	2,726	September 2025	Etobicoke, ON
Southgate Shopping Centre	1,300	April 2028	Edmonton, AB
Square One	1,825	January 2025	Mississauga,ON
Toronto Dominion Square	5,568	August 2030	Calgary, AB
Vancouver Flagship Store	20,221	January 2026	Vancouver, BC
Victoria*	1,561	March 2022	Victoria, BC
West Edmonton Mall	2,244	August 2024	Edmonton, AB
Willowdale Fairview Mall	1,563	August 2029	North York, ON
Winnipeg	3,187	February 2023	Winnipeg, MB
Yorkdale	2,930	October 2026	Toronto, ON
Other Properties
Montreal corporate office	26,423	May 2033	Montreal, QC

*	The Victoria store was closed on March 31 st , 2022.
Total annual base rent for the above locations for fiscal 2022 was approximately $12.6 million.
Diversity, Equity and Inclusion Throughout the Company
We strive to embed diversity, equity and inclusion (“DE&I”) in our corporate culture and provide our employees across Canada with equal opportunities and a sense of belonging, regardless of their background, experience or beliefs. This creates a better work environment and fosters individual and team growth, allowing us to better serve our customers and attract the best diverse talent.
We promote equal opportunity in recruitment, hiring, promotion, compensation, employee development such as training, and all other terms and conditions of employment. As such, all decisions regarding these matters are made without regard to race, national or ethnic origin, colour, religion, age, gender, sex, sexual orientation, matrimonial status, civil status, physical or mental ability, or thoughts and beliefs, in each case in accordance with the laws of the jurisdictions in which we operate and as set out in our Code of Conduct.
Some of the Company’s tangible initiatives to promote DE&I and foster a more inclusive culture where everyone feels they belong include:

•
The establishment of a Diversity & Inclusion Task Force (the “Task Force”) in July 2020, which has expanded to over 10 members spanning multiple functions, regions and levels within the Company and led by two senior executives, namely Miranda Melfi and Maryame El Bouwab. The Task Force has developed recommendations to create opportunities that promote cultural awareness and open dialogue and facilitate inclusion at all levels of the Company, which are being implemented by the relevant departments of the Company. Such recommendations were developed based on an analysis of the valuable feedback received from survey results and team lead interviews conducted with employees, department heads and team leads throughout the Company.

•
A mandatory two-session training course on diversity, inclusion and unconscious bias was delivered by an external consultant with subject matter expertise in DE&I, to all of the Company’s employees as well as the Board of Directors. The course, which emphasizes both the Company’s and employee’s responsibility to build an inclusive culture, has become a part of the Company’s training program, and all new employees must complete the course as part of their onboarding.

•
An annual calendar highlighting various societal, cultural and religious days of importance was developed in order to create awareness and to publicly recognize the diversity of the Company’s workforce and to foster a more inclusive environment.

•
Flexible work arrangements have been implemented offering office employees (i) a flexible work schedule, (ii) the opportunity to telework within a hybrid work model, and a summer schedule allowing employees to take a few Friday afternoons off during the summer.

Environmental, Social and Governance Highlights
The Company is committed to enhancing its Environmental, Social and Governance (“ESG”) practices and disclosure. We organize our ESG efforts around three pillars: (1) Environmental, (2) Social, and (3) Governance. These pillars are reflective of the integrity of the Birks brand and are embedded in our operations and culture. They specifically focus on our employees, communities, operations and products, and priorities are distributed across our value chain from raw material sourcing and third-party manufacturing, our stores, head office, distribution center and our watch and jewellery ateliers, through to our products’ use and end of life impacts. We believe this approach creates value for all of our stakeholders, including our customers, employees, suppliers and partners, and the communities we serve, in turn creating long-term value for our shareholders.
Some of the highlights of our key initiatives and achievements are described below.
Environmental
Our commitment to sustainable business operations spans from the products we offer to our customers, to our store construction, maintenance and operations, to our supply chain and packaging initiatives, to an ethical sourcing program. In addition, our Bijoux Birks jewellery collections are inspired by the Canadian nature which we believe contributes to keeping the environment in the front and center.
Recycling and Waste Management

•	Since 2014, we have been reporting verified conflict-free gold to the U.S. Securities and Exchange Commission;

•	We have recovered over 2,335 troy ounces of gold and platinum and over 775 troy ounces of silver in fiscal 2022 though our Maison Birks Gold Exchange Program;

•	We have recovered and resold approximately 46% of our diamonds in fiscal 2022 through our diamond upgrade program;

•
We have created a paperless committee which recommended initiatives which lead to the reduction of our consumption of paper and ink by (i) reducing the number of documents being printed, (ii) reducing the number of printers, and (ii) providing two computer screens to employees which allow them to view documents
on two screens thereby reducing the need to print.

Sourcing and Quality Assurance

•
We uphold high standards in quality and maintain a global sourcing program to obtain high-quality products from our suppliers around the world. We have applied to become a member of the Responsible Jewellery Council (“RJC”). RJC is the leading standards authority in the global watch and jewellery industry, working with members worldwide to create a sustainable supply chain. Once we become a member of RJC, we will undertake the certification process of RJC which we expect to complete within two years from becoming a member.

•
To ensure that suppliers adhere to our standards of social and environmental responsibility, we also have a global responsible sourcing program and support the Kimberley Process, which is an international certification initiative that regulates trade in rough diamonds and is intended to ensure diamonds are not illegally traded to fund conflict thereby protecting human rights and the environment. As part of this initiative, we require our diamond suppliers to acknowledge compliance with the Kimberley Process and invoices received for diamonds purchased by us must include certification from the vendor that the diamonds and diamond containing jewellery are conflict free.

•
In addition, we maintain high standards of diamond traceability and in keeping with our commitment to responsible sourcing, we provide a Birks Canadian Diamond Certificate for every newly sourced, individually registered Canadian diamond (of 0.18 carats and larger) that are set in our diamond engagement rings. The Certificate provides an individual Birks Canadian Diamond Identification Number which allows for detailed traceability of the diamond from the mine to the Birks engagement ring.

S
ustainable Packaging

•
We are currently working with suppliers to find ways to make our Birks bags more recyclable. We have set goals to lessen the environmental impact of our Birks bags by prioritizing recycling and reuse, and selecting more sustainable materials.

Bee Protection

•
One of the Company’s objectives is to spread awareness to ensure the longevity of bees. The world population of bees is decreasing at an alarming rate due to climate change, pesticides, insecticides, loss of habitat and new diseases. Bees play a pivotal role in maintaining and protecting natural ecosystems and biodiversity contributing to the overall wellbeing of our environment. To that end, the Company has partnered with The Nature Conservancy of Canada, Alvéole Urban Beekeeping and University of Guelph, to ensure the longevity of Canada’s world-renowned natural environment. The Company is proud to home beehives in Montreal and Toronto, both managed by Alvéole.

Social
The Company is committed to corporate social responsibility. Our core values are at the root of all of our human capital management programs, policies and practices. We believe our focus on improving career paths for our employees through robust training, competitive wages, new ways of working, and opportunities for advancement empower our employees to provide an outstanding performance and customer experience and position our employees to embody our core values.
Employee Engagement

•
We have created a Task Force as discussed under “Diversity, Equity and Inclusion Throughout the Company” above. We strive to create an inclusive and respectful environment that encourages our employees to bring their whole selves to work every day, and we have a zero-tolerance policy for discrimination or harassment.

•
We strive to maintain an open and ongoing dialogue with our employees, which helps us to make Birks a better, more fulfilling place to work. Throughout the year, we engage our employees through a variety of remote and on-site events, including training, and health and wellness activities. We also actively seek employee feedback through formal and informal touchpoints. We use the feedback from these touchpoints to help improve the overall employee experience.

Employee Development

•
We invest in the development of our employees to enable them to thrive in our highly competitive industry. As such, we offer all of our employees the opportunity to benefit from development opportunities. We invest in ongoing growth and development by integrating our culture and values into our management practices, providing leadership coaching and support, and empowering our employees to learn new skills through diverse learning opportunities and challenging work experiences. The Company continually refreshes its product knowledge training to retain our competitive edge in the jewellery industry. Our retail employees are highly skilled professionals as a result of our continuous training and development of their skillsets. We equip our leaders with the tools they need to develop themselves and their teams through several programs designed to help them lead inclusively, empower their teams, and serve as mentors for our employees. Employees in management positions participate in courses or programs designed to build critical skills, grow as effective leaders and strengthen our culture, such as training on leadership skills, inclusiveness, employee engagement, and unconscious bias.

Commitment to Equitable and Competitive Compensation and Benefits

•	We are committed to equal opportunity and treatment for all employees which includes equal career advancement opportunities and equitable and competitive compensation and benefits.

•
Consistent with our core values, we invest in our employees by offering competitive wages, including bonuses based on Company performance and individual performance, as well as a broad range of benefits.

•	We make compensation and benefits investments to ensure our compensation and benefits packages reflect the evolving circumstances across our markets.
Subject to certain eligibility requirements, our employees can take advantage of a range of benefits including group insurance plan (health, dental and life insurance and short-term and long-term disability insurance), virtual care, a generous merchandise discount, vacation days and personal days as well as a flexible work schedule and hybrid work model for head office employees.
Health and Safety as a Priority

•
Birks is committed to the health and safety of its employees, every day and especially in times of crisis. We provide safe and clean facilities, comply with all applicable workplace safety laws and have safety policies and procedures to articulate our expectations with respect to managing the health and safety aspects of our retail stores, head office, distribution center and our watch and jewellery ateliers.

•
During the COVID-19 pandemic, we implemented strict health and safety protocols and virtual training sessions on safety measures to protect employees working in our retail stores, head office, distribution center and our watch and jewellery ateliers, as well as our customers.

•
We also offered some financial continuity for our employees through the COVID-19 pandemic by retaining and paying for the group insurance coverage for all employees who were on temporary layoff during store closures.

Digital Transformation and New Ways of Working

•
To deliver a seamless customer and employee experience, we regularly invest in digital tools to improve employee productivity, engagement, and performance. As more customers shop digitally, we have adapted by adding more roles in e-commerce fulfillment and our home office employees have accelerated tech-based solutions that enhance the customer and employee experiences. The Company provided greater flexibility and new options to customers with browsing, shopping, and pickup and in particular implemented a concierge service during the pandemic offering customers a safe option to buy online and pickup-at-store.

•
During the pandemic, digital learning became very important, and the Company accelerated the implementation of digital meeting platforms for collaboration. Our employees embraced technology to connect, learn, and collaborate as they attained results. The Company provided training sessions for retail employees on the technology and the ability of virtual selling.

Strengthen our Communities
One of our core values is giving back and we support our communities in a number of ways. Since 2020, the Company has made and encouraged its employees to make donations to First Assist, an Indigenous-led charitable organization that provides education and sports integration programs to enhance the mental, emotional and physical well-being of youth in Indigenous Communities across Canada.
Governance
Birks has a strong commitment to ethics and integrity, which serve as the foundation of our business and the guiding principles behind the decisions we make every day. As part of the governance pillar, we strive to continue to make sound strategic decisions and maintain high ethical standards.
Supported by management, the Company’s Board of Directors is the ultimate steward of ESG matters. Management is responsible for the development and implementation of ESG strategies and continues to work toward enhancing disclosure in this regard. Leadership and execution of ESG priorities is shared across a number of departments.
The Board of Directors and management therefore together have full oversight and accountability for the Company’s ESG activities and performance. We believe this allocation of responsibilities to be the most effective means at the moment to drive accountability for ESG matters, and we will regularly re-evaluate our approach to ensure its effectiveness.
As part of the Company’s enterprise risk management framework, the committees of the Board receive regular reports from management on the principal risks and opportunities of the Company’s business relating to the committee’s oversight responsibilities which are also discussed at the Board on a regular basis, including key areas which are material to the business from an ESG perspective.
Hence, ESG matters described herein are considered to mitigate risks and maximize our positive impacts. We continue to identify and monitor relevant risks and compliance expectations through ongoing assessments.
To date, the Company has implemented various programs, corporate policies and other initiatives to support the execution of its ESG priorities. These include but are not limited to the following:

•
Our Board of Directors consists of a majority of independent directors. All of our directors, other than Messrs. Rossi di Montelera and Bédos, have been affirmatively determined by the Board of Directors to be independent in accordance with the NYSE American Company Guide, even though due to the Company’s controlled company status it may be exempted from the independence requirement.

•	Company’s Code of Conduct for directors, officers and employees

•	An anonymous and confidential whistleblowing line hosted by a third-party

•	A responsible sourcing program

•	Company’s anti-money laundering program

•	Oversight of data privacy and security through the audit and corporate governance committee

•	An assessment process for the Chief Executive Officer, the Board, the committees and the directors, individually

•	Incentive compensation claw back policy (for grants made after September 2016)
Furthermore, the Board has incorporated consideration of DE&I matters into its governance practices as provided in the Company’s Board Diversity Policy. This is achieved through ensuring that diversity considerations are taken into account in Board of Directors vacancies and senior management succession planning, committing to retention and training to ensure that the Company’s most talented employees are promoted from within the organization, and ensuring that diversity is taken into account when identifying and fostering the development of high-potential individuals within the Company. Additionally, the compensation and nominating committee considers the Board’s diversity in its regular assessment of the Board’s efficiency and its periodic review of the composition of the Board. As part of the selection process for new directors, a skills matrix is used to assess the overall strengths of directors and to assist in the ongoing renewal process of the Board of Directors, which skills matrix includes various ESG related skills.

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
Throughout this Annual Report, we refer to our fiscal year ending March 26, 2022, as fiscal 2022, and our fiscal years ended March 27, 2021, and March 28, 2020, as fiscal 2021 and 2020, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 26, 2022 and March 27, 2021 consisted of 52 weeks, respectively.
Overview
Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada, with wholesale customers in North America, the UK, and the EU. As of March 26, 2022, we have two reportable segments, “Retail” and “Other.” Retail consists of our retail operations whereby we operate 23 stores in Canada under the Maison Birks brand, one store under the Brinkhaus brand, one store under the Graff brand, and one store under the Patek Phillippe brand. Other consists primarily of our wholesale business, our e-commerce business and our gold exchange business.
As of March 26, 2022, our retail operation’s total square footage was approximately 81,000. The average square footage of our four Maison Birks flagship stores was approximately 9,500, while the average square footage for all other Maison Birks retail stores was approximately 2,000. The average square footage of the Brinkhaus, Graff, and Patek Phillippe locations was approximately 1,200.
Significant Transaction in fiscal 2018
As a result of the Aurum Transaction, the Company has presented Mayors’ results as a discontinued operation in the consolidated statements of operations and cash flows for all periods presented. The tables below reconcile the Company’s results from continuing operations and from discontinuing operations for the fiscal years 2022, 2021, and 2020, respectively.

	Year ended March 26, 2022
(in $ 000’s)	Continuing operations	Discontinued operations	Combined operations
Net sales	181,342	—	181,342
Cost of sales	105,122	—	105,122

Gross profit	76,220	—	76,220
Selling, general, and administrative expenses	65,942	—	65,942
Depreciation and amortization	5,809	—	5,809

Operating (loss) income	4,469	—	4,469
Interest and other financial costs	3,182	—	3,182
Income tax expense	—	—	—

Net income (loss)	1,287	—	1,287

	Year ended March 27, 2021
(in $ 000’s)	Continuing operations	Discontinued Operations	Combined operations
Net sales	143,068	—	143,068
Cost of sales	86,718	—	86,718

Gross profit	56,350	—	56,350
Selling, general, and administrative expenses	53,713	—	57,713
Depreciation and amortization	5,458	—	5,458

Operating (loss) income	(2,821)	—	(2,821)
Interest and other financial costs	3,017	—	3,017
Income tax expense	—	—	—

Net (loss) income	(5,838)	—	(5,838)

	Year ended March 28, 2020
(in $ 000’s)	Continuing operations	Discontinued Operations*	Combined operations
Net sales	169,420	—	169,420
Cost of sales	104,943	—	104,943

Gross profit	64,477	—	64,477
Selling, general, and administrative expenses	65,867	552	66,419
Restructuring charges	—	—	309
Depreciation and amortization	309	—	3,859
Impairment of long-lived assets	4,845	—	4,845

Operating (loss) income	(6,544)	(552)	(7,096)
Interest and other financial costs	5,683	—	5,683
Income tax expense	—

Net (loss) income	(12,227)	(552)	(12,779)

Description of operations
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
Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight and duties, direct labor related to repair services, the costs of our design and creative departments, inventory shrink, damage and inventory reserves, jewelry, watch and giftware boxes, as well as product development costs. SG&A includes, among other things, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resources and training expenses. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A, such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Bijoux Birks product brand and our third party product brands. Marketing has historically represented a significant portion of our SG&A. As a percentage of net sales, marketing expenses represented 4.9%, 4.6%, and 4.4% of sales for fiscal 2022, 2021, and 2020, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. Depreciation and amortization includes depreciation and amortization of our stores and head office, including leasehold improvements, furniture and fixtures, computer hardware and software and amortization of intangibles.
As we continue to navigate through the COVID-19 pandemic and the unprecedented challenges and uncertainty, our attention remains focused on the execution of our short-term and long-term strategic plans.
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

•
execute our merchandising strategy to increase net sales and maintain and expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to develop and source products;

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

Fiscal 2022 Summary

•
Net sales for fiscal 2022 were $181.3 million, an increase of $38.2 million, or 26.7% compared to net sales of $143.1 million in fiscal 2021. The increase in net sales in fiscal 2022 was primarily driven by strong results experienced throughout the Company’s retail channel fueled by improved performance of third party branded timepieces and Bijoux Birks branded jewelry and bridal collections. The increase in net sales in fiscal 2022 was also attributable to the reduced impact of COVID-19 (including government-mandated temporary store closures, traffic declines and capacity limitations) experienced by the Company during fiscal 2022 as compared to fiscal 2021. Approximatively 7% of shopping days were lost due to temporary store closures during fiscal 2022, as compared to approximatively 31% during fiscal 2021;

•
Comparable store sales increased by 32.5% in fiscal 2022 compared to fiscal 2021. Such increase is primarily related to the reduced impact of COVID-19 (including government-mandated temporary store closures, traffic declines and capacity limitations) experienced by the Company during the period as compared to during fiscal 2021. Comparable store sales as presented in the results of operations below for fiscal 2022 and fiscal 2021 have not been adjusted to remove the impact of any government mandated temporary store closures;

•
Gross profit for fiscal 2022 was $76.2 million, or 42.0% of net sales, compared to $56.4 million, or 39.4% of net sales for fiscal 2021. This increase was primarily driven by the increased sales volume experienced in the period driven by the reduced adverse effects of COVID-19 on the Company’s retail operations in fiscal 2022 as compared to fiscal 2021, as well as by an improvement in gross margin of 260 basis points. The increase in 260 basis points in gross margin percentage was mainly attributable to the Company’s adjusted pricing strategy on Bijoux Birks branded products, as well as its strategic focus on reducing sales promotions and discounting;

•
SG&A expenses in fiscal 2022 were $65.9 million, or 36.3% of net sales, compared to $53.7 million, or 37.5% of net sales in fiscal 2021. SG&A expenses in fiscal 2022 increased by $12.2 million versus SG&A expenses in fiscal 2021. This increase is primarily related to the reduced impact of COVID-19 (including government-mandated temporary store lockdowns, traffic declines and capacity limitations) experienced by the Company during the period as compared to fiscal 2021, and therefore reduced cost containment initiatives undertaken by management in response to the pandemic. The drivers of the increase in SG&A expenses in the period include greater occupancy costs ($2.2 million) as a result of the re-opening of stores and related non-recurring rent abatements in fiscal 2021, increased marketing costs ($2.3 million), greater compensation costs ($5.0 million) due to the re-opening of the stores and related non-recurring temporary lay-offs, and salary reductions in fiscal 2021, as well as higher sales commissions and variable compensation due to increased sales volume and improved operating performance, higher general operating costs and variable costs including credit cards fees ($2.2 million) driven by increased sales activity and lower wage and rent subsidies ($1.3 million), partially offset by lower stock-based compensation ($0.9 million). As a percentage of sales, SG&A expenses in fiscal 2022 have decreased by 120 basis points as compared to fiscal 2021;

•	The Company’s EBITDA (1) (1) for fiscal 2022 was $10.3 million, an increase of $7.7 million, compared to EBITDA (1) of $2.6 million for fiscal 2021;

•	The Company’s reported operating income for fiscal 2022 was $4.5 million, an improvement of $7.3 million, compared to a reported operating loss of $2.8 million for fiscal 2021;

•	The Company recognized net income for fiscal 2022 of $1.3 million, or $0.07 share, compared to a net loss for fiscal 2021 of $5.8 million, or $0.32 per share.

(1)	This is a non-GAAP financial measure defined below under “Non-GAAP Measures” and accompanied by a reconciliation to the most directly comparable GAAP financial measure.
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

The percentage increase (decrease) in comparable store sales for the periods presented below is as follows:

	Fiscal Year Ended
	March 26, 2022	March 27, 2021	March 28, 2020
Comparable store sales from continuing operations	33%	(14)%	2%

The increase in comparable store sales of 33% during fiscal 2022 is primarily related to the reduced impact of COVID-19 (including government-mandated temporary store closures, traffic declines and capacity limitations) experienced by the Company during the period as compared to fiscal 2021. Approximatively 7% of shopping days were lost due to temporary store closures during fiscal 2022, as compared to approximatively 31% during fiscal 2021. During the first quarter of fiscal 2022 (during which 11 of the Company’s stores were temporarily closed for a period ranging from 5 to 13 weeks), the Company experienced an increase in comparable store sales of 182% as compared to the first quarter of fiscal 2021 (during which all of the Company’s stores were closed during the months of April 2020 and May 2020, as well as for part of June 2020). During the second quarter of fiscal 2022, during which the Company’s stores were fully re-opened, the Company experienced an increase in comparable store sales of 12% as compared to the second quarter of fiscal 2021 (during which all stores were opened). During the third and fourth quarters of fiscal 2022, during which the Company’s stores were fully re-opened, the Company experienced a combined increase in comparable store sales of 16% as compared to the third and fourth quarters of fiscal 2021 (during which 16 of the Company’s retail stores were temporarily closed for in-person shopping due to government orders for average durations of 6 to 15 weeks). During fiscal 2022, the overall increase in comparable store sales of 33% was driven in part by the performance of third party branded watches as a result of the Company’s improved portfolio of third party watch brands, as well as by the performance of Bijoux Birks fine jewelry and bridal collections driven by the impact of pointed digital marketing campaigns and increases in average sales transaction value.
Fiscal 2022 Compared to Fiscal 2021
The following table sets forth, for fiscal 2022 and fiscal 2021, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 26, 2022	March 27, 2021
	(In thousands)
Net sales	$181,342	$143,068
Cost of sales	105,122	86,718
Gross profit	76,220	56,350
Selling, general and administrative expenses	65,942	53,713
Depreciation and amortization	5,809	5,458
Total operating expenses	71,751	59,171
Operating income (loss)	4,469	(2,821)
Interest and other financing costs	3,182	3,017
Income taxes	—	—

Net income (loss)	1,287	(5,838)

Net Sales

	Fiscal Year Ended
	March 26, 2022	March 27, 2021

	(In thousands)
Net sales – Retail	$167,819	$130,758
Net sales – Other	13,523	12,310

Total Net Sales	$181,342	$143,068

Total net sales for fiscal 2022 were $181.3 million compared to $143.1 million for fiscal 2021, which is an increase of $38.2 million, or 26.7%, as compared to fiscal 2021. Net retail sales were $37.1 million greater than fiscal 2021, attributable primarily to the reduced impact of COVID-19 (including government-mandated temporary store closures, traffic declines and capacity limitations) experienced by the Company during fiscal 2022 compared to fiscal 2021. Approximatively 7% of shopping days were lost due to temporary store closures during fiscal 2022, as compared to approximatively 31% during fiscal 2021. The increase in Net Sales – Other of $1.1 million was primarily driven by an increase in wholesale activity as the Company’s retail partners were less impacted by government imposed lockdowns and restrictions in fiscal 2022 as compared to fiscal 2021, generating greater sales of $2.0 million, partially offset by a decrease in our e-commerce sales of $0.4 million and a decrease in sales from our gold exchange business of $0.5 million.
Gross Profit

	Fiscal Year Ended
	March 26, 2022	March 27, 2021
	(In thousands)
Gross Profit – Retail	$69,437	$49,868
Gross Profit – Other	6,783	6,482

Total Gross Profit	$76,220	$56,350

Total gross profit was $76.2 million, or 42.0% of net sales, for fiscal 2022 compared to $56.4 million, or 39.4% of net sales, for fiscal 2021. This increase was primarily driven by the increased sales volume experienced in fiscal 2022 driven by the reduced adverse effects of COVID-19 on the Company’s retail operations in fiscal 2022 as compared to fiscal 2021, as well as by an improvement in gross margin of 260 basis points. The increase of 260 basis points in gross margin percentage was mainly attributable to the Company’s adjusted pricing strategy on Bijoux Birks branded products, as well as its strategic focus to reduce sales promotions and discounting. Gross Profit – Retail for fiscal 2022 was $69.4 million, or 41.4% of net sales – Retail, compared to $49.9 million, or 38.1% of net sales – Retail for fiscal 2021, which is an increase of $19.5 million driven by the increased sales volume caused by the lesser impacts of COVID-19 on the retail operations of the Company. Gross Profit – Other for fiscal 2022 was $6.8 million, or 50.5% of net sales – Other compared to $6.5 million, or 52.7% of net sales – Other for fiscal 2021, which is an increase of $0.3 million driven by the increase in volume of wholesale sales offset by the decrease in volume of gold exchange and e-commerce sales.

SG&A Expenses
SG&A expenses were $65.9 million, or 36.3% of net sales, in fiscal 2022 compared to $53.7 million, or 37.5% of net sales, in fiscal 2021. SG&A expenses in fiscal 2022 increased by $12.2 million compared to SG&A expenses in fiscal 2021. This increase is primarily related to the reduced impact of COVID-19 (including government-mandated temporary store lockdowns, traffic declines and capacity limitations) experienced by the Company during the period as compared to during fiscal 2021, and therefore reduced cost containment initiatives undertaken by management in response to the pandemic. The drivers of the increase in SG&A expenses in the period include greater occupancy costs ($2.2 million) as a result of the re-opening of stores and related non-recurring rent abatements in fiscal 2021, greater marketing costs ($2.3 million), greater compensation costs due to the re-opening of the stores and related non-recurring temporary lay-offs and salary reductions in fiscal 2021 ($5.0 million), as well as greater sales commissions and variable compensation due to increased sales volume and improved operating performance, greater general operating costs and variable costs including credit cards fees ($2.3 million) driven by increased sales activity and lower wage and rent subsidies ($1.3 million), partially offset by lower stock-based compensation ($0.9 million). As a percentage of sales, SG&A expenses in fiscal 2022 have decreased by 50 basis points as compared to fiscal 2021.
Depreciation and Amortization
Depreciation and amortization expense in fiscal 2022 was $5.8 million compared to $5.5 million in fiscal 2021. This increase of $0.3 million was primarily driven by higher depreciation due to the increase in capital expenditures incurred by the Company over the last 12 months, as well as the accelerated depreciation of leasehold improvements due to modified terms of a vendor agreement.
Interest and Other Financing Costs
Interest and other financing costs in fiscal 2022 were $3.2 million compared to $3.0 million in fiscal 2021, an increase of $0.2 million, driven primarily by a reduction in foreign currency gains of $1.3 million in fiscal 2022 compared to fiscal 2021, partially offset by a lower average amount outstanding on the senior secured credit facility of $9.7 million during fiscal 2022 compared to fiscal 2021, and by a decrease of 20 basis points of the weighted average interest rate of the senior secured credit facility.
Income Tax Expense
The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 26, 2022, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2015 through 2022 remain open to examination in the major tax jurisdictions in which the Company operates. We have continued to record a 100% valuation allowance on the full value of the deferred tax assets generated from our continuing operations during these periods as the criteria for recognition of these assets was not met at March 26, 2022.
Fiscal 2021 Compared to Fiscal 2020
The following table sets forth, for fiscal 2021 and fiscal 2020, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 27, 2021	March 28, 2020
	(In thousands)
Net sales	$143,068	$169,420
Cost of sales	86,718	104,943

Gross profit	56,350	64,477

Selling, general and administrative expenses	53,713	65,867
Depreciation and amortization	5,458	4,845
Impairment of long-lived assets	—	309
Restructuring charges	—	—

Total operating expenses	59,171	71,021

Operating loss	(2,821)	(6,544)
Interest and other financing costs	3,017	5,683
Income taxes	—	—

Net loss from continuing operations,	(5,838)	(12,227)
Discontinued operations:
Loss from discontinued operations, net of tax	—	(552)
Gain on disposal of discontinued operations, net of tax	—	—

Loss from discontinued operations	—	(552)
Net loss	$(5,838)	$(12,779)

Net Sales – from continuing operations

	Fiscal Year Ended
	March 27, 2021	March 28, 2020
	(In thousands)
Net sales – Retail	$130,758	$160,981
Net sales – Other	12,310	8,439

Total Net Sales	$143,068	$169,420

Total net sales for fiscal 2021 were $143.1 million compared to $169.4 million for fiscal 2020, which is a decrease of $26.3 million, or 15.5%, as compared to fiscal 2020. Net retail sales were $30.2 million less than the comparable prior year period which was primarily attributed to the effects of COVID-19, and the resulting temporary store closures at intermittent periods during the fiscal year. The increase in Net Sales – Other of$3.9 million includes an increase in our e-commerce sales of $4.7 million, or 201%. The Company’s e-commerce sales represented approximatively 4.9% of total net sales, as compared to 1.4% in the prior period. The increase in e-commerce sales, along with an increase to our gold exchange business was partially offset by a decrease in wholesale activity due to the impact of the COVID-19 pandemic.
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
NON-GAAP MEASURES
The Company reports financial information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to assist in business decision making and to provide key performance information to senior management. The Company believes that this additional information provided to investors and other external stakeholders will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies. In addition to our results determined in accordance with U.S. GAAP, we use non-GAAP measures including: “EBITDA”, “adjusted operating expenses”, “adjusted operating loss” and “adjusted EBITDA”.

EBITDA
“EBITDA” is defined as net income (loss) before interest expense and other financing costs, income taxes expense (recovery) and depreciation and amortization.
Adjusted operating expenses, adjusted operating loss & adjusted EBITDA
The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans and impairment losses. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior year and can result in a more meaningful comparison of the Company’s performance between the periods presented. There were no expenses associated with operational restructuring plans and impairment losses in fiscal 2022 and fiscal 2021. The table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures calculated with GAAP.
Total Adjusted Operating Expenses

	For the fiscal year ended
($000’s)	March 26, 2022	March 27, 2021	March 28, 2020	March 30, 2019	March 31, 2018
Total operating expenses (GAAP measure)	71,751	59,171	71,021	72,193	73,700
as a % of net sales	39.6%	41.4%	41.9%	47.8%	50.3%
Remove the impact of:
Restructuring costs (a)	—	—	—	(1,182)	(894)
Impairment of long-lived assets (b)	—	—	(309)	(46)	(2,788)

Total adjusted operating expenses (non-GAAP measure)	$71,751	$59,171	$70,712	$70,965	$70,018

as a % of net sales	39.6%	41.4%	41.7%	47.0%	47.8%
Adjusted operating income (loss)

	For the fiscal year ended
($000’s)	March 26, 2022	March 27, 2021	March 28, 2020	March 30, 2019	March 31, 2018
Operating income (loss) (GAAP measure)	4,469	(2,821)	(6,544)	(13,616)	(18,007)
as a % of net sales	2.5%	-2.0%	-3.9%	-9.0%	-12.3%
Add the impact of:
Restructuring costs (a)	—	—	—	1,182	894
Impairment of long-lived assets (b)	—	—	309	46	2,788

Adjusted operating income (loss) (non-GAAP measure)	$4,469	$(2,821)	$(6,235)	$(12,388)	$(14,325)

as a % of net sales	2.5%	-2.0%	-3.7%	-8.2%	-9.8%
EBITDA & Adjusted EBITDA

	For the fiscal year ended
($000’s)	March 26, 2022	March 27, 2021	March 28, 2020	March 30, 2019	March 31, 2018
Net income (loss) from continuing operations (GAAP measure	1,287	(5,838)	(12,227)	(18,305)	(21,995)
as a % of net sales	0.7%	-4.1%	-7.2%	-12.1%	-15.0%
Add the impact of:
Interest expense and other financing costs	3,182	3,017	5,683	4,689	3,988
Income taxes expense (recovery)	—	—	—	—	—
Depreciation and amortization	5,809	5,458	4,845	3,859	3,264

EBITDA (non-GAAP measure)	$10,278	$2,637	$(1,699)	$(9,757)	$(14,743)

as a % of net sales	5.7%	1.8%	-1.0%	-6.5%	-10.1%
Add the impact of:
Restructuring costs (a)	—	—	—	1,182	894
Impairment of long-lived assets (b)	—	—	309	45	2,788

Adjusted EBITDA (non-GAAP measure)	$10,278	$2,637	$(1,390)	$(8,530)	$(11,061)

as a % of net sales	5.7%	1.8%	-0.8%	-5.6%	-7.5%

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

Liquidity and Capital Resources
The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under the Company’s Amended Credit Facility. As of March 26, 2022, bank indebtedness consisted solely of amounts owing under the Company’s Amended Credit Facility, which had an outstanding balance of $43.2 million ($43.7 million net of $0.5 million of deferred financing costs) on its maximum $85.0 million credit facility, which is used to finance working capital and capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The sole financial covenant which the Company is required to adhere to under both its Amended Credit Facility and its Amended Term Loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Amended Credit Facility and Amended Term Loan, that could result in the outstanding balances borrowed under the Company’s Amended Credit Facility and Amended Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s Amended Credit Facility and Amended Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both the Amended Credit Facility and Amended Term Loan. The Company met its excess availability requirements throughout fiscal 2022. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.
On October 23, 2017, the Company entered into a credit facility with Wells Fargo Canada Corporation for a maximum amount of $85.0 million and maturing in October 2022. On December 24, 2021, the Company entered into the Amended Credit Facility) with Wells Fargo Canada Corporation. The Amended Credit Facility extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Credit Facility, also provides the Company with an option to increase the total commitments thereunder by up to $5.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Amended Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5%—2.0% depending on the Company’s excess availability levels. Under the Amended Credit Facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout fiscal 2022.
On June 29, 2018, the Company secured a $12.5 million Term Loan maturing in October 2022 with Crystal Financial LLC now known as SLR Credit Solutions. On December 24, 2021, the Company entered into the Amended Term Loan with Crystal Financial LLC (dba SLR Credit Solutions). The Amended Term Loan extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of CDOR plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants. Under the Amended Term Loan, the Company is required to adhere to the same financial covenant as under the Amended Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Amended Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $5.0 million and from January 21st to January 31st of each year of $2.0 million. The Term Loan is required to be repaid upon maturity.
The Company’s borrowing capacity under both the Amended Credit Facility and the Amended Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its lenders, and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.
The Amended Credit Facility and Amended Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or ii) maintain excess availably of at least 25% of the borrowing base and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Amended Credit Facility and Amended Term Loan provide that no financial covenants are required to be met other than already described.
The Company’s lenders under its Amended Credit Facility and Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintain adequate liquidity for the operation of its business, ii) cover any deterioration in the value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves have been imposed by the Company’s senior secured lenders since the inception of the loans.
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

Borrowings under our Amended Credit Facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 26, 2022	March 27, 2021
	(In thousands)
Credit facility availability	$62,277	$72,218
Amount borrowed at year end	$43,157	$53,387

Excess borrowing capacity at year end (before minimum threshold)	$19,120	$18,831

Average outstanding balance during the year	$47,155	$56,807
Average excess borrowing capacity during the year	$19,537	$16,393
Maximum borrowing outstanding during the year	$56,155	$64,121
Minimum excess borrowing capacity during the year	$13,050	$9,637
Weighted average interest rate for year	2.7%	2.9%
Investissement Québec
On July 8, 2020, the Company secured a six-year term loan with Investissement Québec in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company. The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On June 2, 2021, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 26, 2022. As at March 26, 2022, the Company had a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of 1.11.
On July 20, 2021, the Company entered into a new 10-year loan agreement with Investissement Québec for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of March 26, 2022, the Company has nil outstanding on the loan. The loan bears interest at a rate of 1.41% per annum and is repayable in 60 equal payments beginning 60 months after the date of the first draw. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On June 2, 2021, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 26, 2022. As at March 26, 2022, the Company had a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of 1.11.
Other Financing
As of March 26, 2022, the Company had a balance of $1.9 million (U.S. $1.5 million) outstanding from an original $6.7 million (U.S. $5.0 million) cash advance from one of our controlling shareholders, Montel. This advance is payable upon demand by Montel once conditions stipulated in our Amended Credit Facility permit such a payment. The conditions that are required to be met are the same as those that are required to be met for the Company to pay dividends (outlined in above section). This advance bears an annual interest rate of 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%.
On April 12, 2021, the Company secured a new 5-year term loan with Business Development Bank of Canada (BDC) for an amount of up to $0.4 million to be used specifically to finance the renovations of the Company’s Brinkhaus store location in Calgary, Alberta. As of March 26, 2022, the Company has $0.4 million outstanding on the loan. The loan bears interest at a rate of 8.3% per annum and is repayable in 72 monthly payments.
Cash Flows from Operating, Investing and Financing Activities – from continuing operations
The following table summarizes cash flows from operating, investing and financing activities:

(in thousands)	Fiscal 2022	Fiscal 2021	Fiscal 2020*
Net cash provided by (used in):
Operating activities	$18,648	$(1,723)	$(3,225)
Investing activities	(5,811)	(2,992)	(6,432)
Financing activities	(12,631)	5,957	9,595
Net cash provided by discontinued operations:	—	—	(552)
Net increase (decrease) in cash and cash equivalents	$206	$1,242	$(614)

Net cash provided by operating activities was $18.6 million in fiscal 2022 as compared to net cash used in fiscal 2021 of $1.7 million. The $20.3 million increase in cash flows provided by operating activities was primarily the result of (i) a $7.2 million increase in net income in fiscal 2022 versus fiscal 2021, and (ii) an increase of $11.8 million of cash provided by changes in working capital, of which year over year changes included an inventory decrease of $18.9 million in fiscal 2022 compared to a decrease of $4.1 million in fiscal 2021 (increased cash from operations by $14.5 million) driven by higher turnover and lower purchases of inventory when compared to fiscal 2021, an increase in accounts receivable of $0.5 million in fiscal 2022 compared to a decrease of $1.3 million in fiscal 2021 (increased cash from operations by $1.8 million) driven by higher sales compared to fiscal 2021, a decrease in accounts payable of $9.7 million in fiscal 2022 compared to a decrease of $10.6 million in fiscal 2021 (increased cash from operations by $0.9 million), partially offset by an accrued liabilities increase of $1.9 million in fiscal 2022 compared to an increase of $6.4 million in fiscal 2021 (decreased cash from operations by $4.8 million) driven by a reduction in deferred rent balances and the conversion of certain cash-settled DSUs and RSUs to equity settled DSUs and RSUs.
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
During fiscal 2022, net cash used in investing activities from continuing operations was $5.8 million compared to $3.0 million used during fiscal 2021. The $2.8 million increase in net cash used in investing activities from continuing operations was primarily attributable to an increase in capital expenditures in fiscal 2022 compared to fiscal 2021.
During fiscal 2021, net cash used in investing activities from continuing operations was $3.0 million compared to $6.4 million used during fiscal 2020. The $3.4 million decrease in net cash used in investing activities from continuing operations was primarily attributable to a decrease in capital expenditures in fiscal 2021 compared to fiscal 2020.
Net cash used by financing activities from continuing operations was $12.6 million in fiscal 2022, as compared to net cash provided by financing activities from continuing operations of $6.0 million during fiscal 2021. The $18.6 million decrease in cash flows from financing activities was primarily due to a $10.0 million decrease in bank indebtedness in fiscal 2022 compared to a $4.8 million increase in bank indebtedness in fiscal 2021, higher term debt repayments of $2.8 million versus nil in fiscal 2021, an increase in long-term debt of $0.4 million in fiscal 2022 compared to a $10 million increase in fiscal 2021, and cash inflows associated with exercised stock options and warrants as well as the conversion of restricted stock units and deferred stock units from cash-settled to equity-settled awards of $0.3 million versus $0.9 million is fiscal 2021.
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
Net cash used in discontinued operations amounted to nil in fiscal 2022, nil in fiscal 2021 and $0.6 million in fiscal 2020 as a result of certain Mayors’ related costs that the Company incurred in fiscal 2020.

The following table details capital expenditures in fiscal 2022, 2021, and 2020:

	Fiscal Year Ended
	March 26, 2022	March 27, 2021	March 28, 2020
		(In thousands)
Leasehold improvements	$2,451	$2,486	$1,518
Electronic equipment, computer hardware and software	1,482	991	1,165
Furniture and fixtures and equipment	351	242	73

Total capital expenditures (1)	$4,284	$3,719	$2,756

(1)
Includes capital expenditures financed by finance leases of nil in fiscal 2022, $0.1 million in fiscal 2021, nil in fiscal 2020 as well as capital expenditures included in accounts payable of $1.0 million as of March 26, 2022, $1.0 million as of March 27, 2021, and $0.6 million as of March 28, 2020.

In the last three fiscal years, we invested a total of approximately $10.8 million in capital expenditures primarily associated with the remodeling of our existing store network including the remodeling of two stores in Calgary (completed in September 2021), the relocation of a store within the same mall in Montreal (completed in November 2020), and an on-going ERP implementation.
In fiscal 2023, the Company expects to spend approximately $10.6 million in capital expenditures, primarily related to store remodels and the on-going ERP implementation, as well as on our e-commerce platform. Of the $10.6 million expected to be spent, approximatively $5.0 million has been committed. We expect to finance these capital expenditures from operating cash flows, and existing financing arrangements including tenant allowances from our landlords and the new 10-year loan agreement with Investissement Québec for an amount of up to $4.3 million entered into on July 20, 2021 to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and ERP.
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
None.
Trend Information
During fiscal 2022, our results improved significantly after being highly impacted by the COVID-19 pandemic in fiscal 2021. In addition to having stores open for the majority of fiscal 2022, we were able to benefit from the positive impacts of the major renovations made to our flagship locations in Montreal, Toronto and Vancouver in prior years, on customer experience, customer acquisition and retention, and on sales during the fiscal year. We also benefited from our improved assortment of third party branded watches across our retail network and e-commerce channel. Increased competition for space in Canada continued to put pressure on occupancy costs and space retention for key locations. During fiscal 2022, we completed the remodeling of two stores in Calgary. In fiscal 2021, we completed the move of a store within the same mall in Montreal. In fiscal 2020, we finalized the renovation of one location in Toronto and opened a new store in Calgary.
We continue to successfully pursue our strategy to develop the Bijoux Birks product brand, and in fiscal 2022, we launched several new collections under the Bijoux Birks brand. In addition, we continued to pursue our strategies to enhance our customers’ in-store experience which includes the remodeling of our retail network with the goal of providing our clients with an engaging buying experience.
Our gross profit margin has increased in fiscal 2022 driven by the impact of new pricing strategies on Bijoux Birks branded products and by lower levels of discounting. This is a positive trend as compared to declines experienced over the previous five years which were primarily due to changes in our product sales mix and the increased efforts over the past years to more quickly and aggressively sell through slow moving and discontinued product brands in an effort to improve the productivity and turnover of our inventory. Going forward, we believe that our gross profit margin will stabilize and begin to increase as we continue to promote the development of the Bijoux Birks product brand which we expect will provide us with higher gross profit margins. We plan to continue to expand our wholesale business through which we distribute Bijoux Birks branded products to other retailers, and which we believe will be a significant contributor towards growing our gross profit margins. Furthermore, we also intend to continue to execute our merchandising strategy to expand gross margins by developing and marketing exclusive and unique third-party branded products with higher margins.
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
Off-balance sheet arrangements
From time to time, we guarantee a portion of our private label credit card sales to our credit card vendor. As of March 26, 2022 and March 27, 2021, the amount guaranteed under such arrangements was approximately $1.2 million and $1.4 million, respectively. The bad debt experienced under these guarantees has not been material. See Note 12(b) to the consolidated financial statements included in this Annual Report on Form 20-F for additional discussion. We had no other off-balance sheet arrangements as of March 26, 2022.

Commitments and Contractual Obligations
The following table discloses aggregate information about our contractual cash obligations as of March 26, 2022 and the periods in which payments are due:

	Payments due by Period
	Total	Less Than 1 Year	2-3 Years	4-5 Years	More than 5 Years
			(In thousands)
Contractual Obligations
Debt maturities (1)	$66,657	$2,146	$4,280	$58,338	$1,893
Finance lease obligations	266	75	137	54	—
Other long-term liabilities (2)	389	30	66	66	227
Interest on long-term debt (3)	7,319	1,680	3,146	2,286	207
Operating lease obligations (4)	115,196	13,961	25,834	22,341	53,060

Total	189,827	17,892	33,463	83,085	55,387

The Company has commitments to maintain the appearance of stores and has planned for capital expenditures in fiscal 2023 and beyond but has no minimum commitment for these planned projects.

(1)	Includes bank indebtedness in the 4-5 years category to reflect the current expiration date of the Amended Credit Facility.
(2)	The amount of less than one year is recorded within accrued liabilities.
(3)
Excludes interest payments on amounts outstanding under our Amended Credit Facility as the outstanding amounts fluctuate based on our working capital needs. Interest charges associated to Amended Credit Facility, net of deferred financing costs, were $3.2 million in fiscal 2022, $3.6 million in fiscal 2021, and $4.3 million in fiscal 2020. Interest expense on other variable rate long-term debt was calculated assuming the rates in effect at March 26, 2022. Interest charges associated to long-term debt, net of deferred financing costs, were $1.8 million in fiscal 2022, $1.8 million in fiscal 2021, and $1.8 million in fiscal 2020.

(4)
The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which we are obligated. CAM charges were $2.2 million in fiscal 2022, $2.2 million in fiscal 2021, and $2.0 million in fiscal 2020.

In addition to the above and as of March 26, 2022, we had $0.6 million of outstanding letters of credit.
Leases
The Company leases office, distribution, and retail facilities. Certain retail store leases may require the payment of minimum rentalsand contingent rent based on a percentage of sales exceeding a stipulated amount. The Company’s lease agreements expire at various dates through 2034, are subject, in many cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices, which are considered as variable costs.
The Company determines its lease payments based on predetermined rent escalations, rent-free periods and other incentives. The Company recognizes rent expense on a straight-line basis over the related terms of such leases, including any rent-free period and beginning from when the Company takes possession of the leased facility. Variable operating lease expenses, including contingent rent based on a percentage of sales, CAM charges, rent related taxes, mall advertising and adjustments to consumer price indices, are recorded in the period such amounts and adjustments are determined. Lease terms occasionally include renewal options for additional periods of up to 6 years. The Company uses judgment when assessing the renewal options in the leases and assesses whether or not it is reasonably certain to exercise these renewal options if they are within the control of the Company. Any renewal options not reasonably certain to be exercised are excluded from the lease term. There is generally no readily determinable discount rate implicit in the Company’s leases. Accordingly, the Company uses its incremental borrowing rate for a term that corresponds to the applicable lease term in order to measure its lease liabilities and has elected to use such rates based on lease terms remaining as of March 26, 2022 and any new leases entered into thereafter.
The amounts of the Company’s operating lease right-of-use (“ROU”) asset and current operating lease liabilities are presented separately on the Consolidated Balance Sheet as of March 26, 2022. Substantially all of the Company’s leases are operating leases as of March 26, 2022. The Company records lease expenses within selling, general and administrative expenses. The Company monitors for events or changes in circumstances that require a reassessment of one of its leases. ROU assets, as part of the group of assets, are periodically reviewed for impairment.

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
Going concern assumption
Our consolidated financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. In evaluating our ability to continue as a going concern, we are required to determine whether we have the ability to fund our operations and meet our cash flow requirements. This evaluation requires us to estimate and forecast our cash flows and excess availability levels under various scenarios for at least the next twelve months from the date the financial statements were authorized for issuance. Significant estimates that have the greatest impact on our analysis include our estimate of sales, gross margins and operating costs, capital expenditures, estimates of collateral values of inventory and accounts receivable performed by our lenders throughout the year which could increase or decrease our availability under our senior secured credit facility, estimates of forecasted working capital levels, timing of inventory acquisitions, vendor terms and payments, interest rate and foreign exchange rate assumptions and forecasted excess availability levels under the senior secured credit facility and senior secured term loan. Furthermore, we have also made judgments on whether any reserves would be imposed by our senior secured lenders. In addition, we also had to consider how the effects of COVID-19 impacts our ability to forecast various assumptions and how it may impact our liquidity. Significant variances from our assumptions used in preparing our going concern analysis could significantly impact our ability to meet our projected cash flows. Our ability to meet our projected cash flows could also be impacted if our senior secured lenders impose additional restrictions on our ability to borrow on our collateral or if we do not adhere to the applicable financial covenant under our Amended Credit Facility and Amended Term Loan, which would be considered an event of default.
The Company funds its operations primarily through committed financing under its Amended Credit Facility and Amended Term Loan described in Note 6 of our consolidated financial statements included elsewhere in this 20-F. The Amended Credit Facility along with the Amended Term Loan are used to finance working capital, finance capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations, obtain favorable payment terms from suppliers, as well as to maintain specified excess availability levels under its Amended Credit Facility and its Amended Term Loan. The sole financial covenant which the Company is required to adhere to under both its Amended Credit Facility and its Amended Term Loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Amended Credit Facility and under the Amended Term Loan, that could result in the outstanding balances borrowed under the Company’s Amended Credit Facility and Amended Term Loan becoming due immediately, which would result in cross defaults on the Company’s other borrowings. The Company met its excess availability requirement as of and throughout the year ended March 26, 2022 and as of the date the financial statements were authorized for issuance, and expects to have excess availability of at least $8.5 million for at least the next twelve months.

The term loans with Investissement Québec requires the Company to maintain on an annual basis a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On June 2, 2021, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 26, 2022. As at March 26, 2022 the Company had a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of 1.11. Refer to note 1 to the consolidated financial statements for additional information.
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
Recent Accounting Pronouncements
See Note 2 (r) to the consolidated financial statements included in this Form 20-F.
Safe Harbor
See section entitled “Forward-Looking Information” at the beginning of this Annual Report on Form 20-F.

Item 6.	Directors, Senior Management and Employees
EXECUTIVE OFFICERS AND DIRECTORS
The following table sets forth information about our executive officers and directors, and their respective ages and positions as of May 31, 2022. During fiscal 2022, the Company had four executive officers.

Name	Age	Position
Niccolò Rossi di Montelera	49	Executive Chairman of the Board & Director
Jean-Christophe Bédos	57	President, Chief Executive Officer & Director
Davide Barberis Canonico	56	Director
Shirley A. Dawe	75	Director
Frank Di Tomaso	75	Director
Louis L. Roquet	79	Director
Joseph F.X Zahra	66	Director
Katia Fontana	52	Vice President and Chief Financial Officer
Maryame El Bouwab	44	Vice President, Merchandising, Planning and Supply Chain
Miranda Melfi	58	Vice President, Human Resources, Chief Legal Officer & Corporate Secretary

Directors
Niccolò Rossi di Montelera,
age 49, was elected to the Company’s Board of Directors on September 23, 2010 and served as Vice-Chairman of the Company’s Board of Directors from June 2015 until being appointed Executive Chairman of the Board effective January 1, 2017. Mr. Rossi di Montelera’s term as a director of Birks Group expires in 2022. Mr. Rossi di Montelera was a consultant for Gestofi from August 2009 until December 31, 2016 and provided consulting services to the Company in the areas of new product and brand development in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002 he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of Directors of Montrovest until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, who was the Company’s Chairman of the Board until December 31, 2016, and is the brother-in-law of Mr. Carlo Coda-Nunziante who was the Company’s Vice President, Strategy until March 31, 2018.
Jean-Christophe Bédos,
age 57, was appointed to the Company’s Board of Directors on April 19, 2012. He was the Company’s Chief Operating Officer from January 2012 to March 2012 and became the Company’s President and Chief Executive Officer on April 1, 2012. He became a director of Birks Group on April 19, 2012 and his term as a director expires in 2022. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweler Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewelry industry at Cartier in 1988. He also serves as a director and Chairman of the Board of The Montreal General Hospital Foundation.
Davide Barberis Canonico,
age 56, was elected to the Company’s Board of Directors in September 2013. Mr. Canonico’s term as a director of Birks Group expires in 2022. From January 1, 2016 until April 2018, Mr. Canonico was also the Chief Executive Officer of Autofil Yarn Ltd., a company in the textile industry supplying yarn to the automotive industry with manufacturing facilities in the United Kingdom and Bulgaria and was the Group Strategy Director from June 2015 to December 2015. From 1998 to March 2016, he was President and Chief Executive Officer of Manifattura di Ponzone S.p.A., an Italian family-owned company in the textile industry. From 2001 to 2015, he was also a member of the board of Sinterama S.p.A., a company in the textile industry with manufacturing facilities worldwide. He was a member of the Supervisory Board of Montrovest B.V. until April 2018. He also serves as a director of a number of other corporate boards.
Shirley A. Dawe
, age 75, has been a member of the Company’s Board of Directors since 1999. Ms. Dawe’s term as a director of Birks Group expires in 2022. She is also a corporate director and has been President of Shirley Dawe Associates Inc., a Toronto-based management advisory company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the board of directors of numerous public and private companies in Canada and the U.S.
Frank Di Tomaso,
age 75, was elected to the Company’s Board of Directors in September 2014. Mr. Di Tomaso’s term as a director of Birks Group expires in 2022. Mr. Di Tomaso is a corporate director. He has been a Chartered Professional Accountant since 1972. He was an audit and advisory partner at Raymond Chabot Grant Thornton LLP from 1981 to 2012 where he held the position of Managing Partner Audit – Public Companies until he retired in 2012. Mr. Di Tomaso also has been and currently is a member of a number of other public company corporate boards, including Intertape Polymer Group, Inc. and Sato Technologies Corp.
Louis L. Roquet,
age 79, was appointed to the Company’s Board of Directors on May 11, 2016. Mr. Roquet’s term as a director of Birks Group expires in 2022. Mr. Roquet is the Chancellor and Chairman of the Board of Université de Montréal from June 2018 to December 2021. Mr. Roquet was previously a member of the Company’s Board of Directors from August 2007 to July 2014 before being appointed by the Québec Government to the position of Chairman of the Board of Investissement Québec in July 2014 from which he resigned on May 2, 2016. From 2012 to 2014, Mr. Roquet was Managing Director of Cevital Spa, a large Algerian manufacturer of food products. Mr. Roquet has served as General Manager of the City of Montréal from January 2010 to January 2012. From April 2004 to October 2009, he was President and Chief Operating Officer of Desjardins Venture Capital and was responsible for managing Desjardins’ venture capital funds together with those of Capital Régional and Coopératif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. From 2002 to 2004, Mr. Roquet served as President and General Manager of Société des alcools du Québec, Québec’s Liquor Board. Prior to 2002 he held the title of President and Chief Executive Officer of Investissement Québec, Secretary General of the City of Montréal and General Manager of Montréal Urban Community. He also serves as a director of a number of other private companies as well as non-profit organizations
.
Joseph F.X. Zahra,
age 66, was appointed to the Company’s Board of Directors on November 9, 2016. Mr. Zahra’s term as a director of Birks Group expires in 2022. Mr. Zahra is a founding partner and director of SurgeAdvisory Limited, an advisory firm which focuses on strategy and transformation management, succession planning and boardroom coaching operating in Malta, since January 1, 2017. Prior thereto, he was a founding partner and managing director of MISCO, an independent consulting group operating in Malta, Cyprus and Italy from 1983 to 2016. Mr. Zahra also serves as director of several private, publicly-listed and regulated companies operating in the following industries: financial services (insurance and investment services), oil services, transportation, retail and hospitality. Mr. Zahra is also chairman of the board of directors of Vodafone Holdings and chairman of the audit committee of CPHCL Ltd., and member of the audit committee of United Finance plc and of Vodafone Insurance Ltd. He also serves as chairman of the investment committee of Pendergardens Developments plc and is a member of the investment committee of Chasophie Group Limited and the underwriting committee of Vodafone Insurance Ltd. Mr. Zahra was director of the Central Bank of Malta from 1992 to 1996 and served as executive chairman of Bank of Valletta Plc from 1998 to 2004, Maltacom Plc in 2003 and Middlesea Insurance Plc from 2010 to 2012. Mr. Zahra was appointed as one of the five international auditors at the Prefettura per gli Affari Economici of the Holy See from 2010 to 2014 and was the president of the economic and administrative reform commission (COSEA) from 2013 to 2014 as well as Vice Coordinator of the Council for the Economy of the Holy See from 2014 to 2020.
Other Executive Officers
Katia Fontana,
age 52, is our Vice President, Chief Financial Officer and has been with Birks Group since January 13, 2020. Prior to joining us, she was Chief Financial Officer at Avenir Global, a holding company for communications and public relations firms. Prior thereto, she was with Groupe Dynamite Inc., an apparel retailer, from 2004 to 2018 in various positions, including Chief Financial Officer, Vice President, Finance and Administration and Director, Finance. From 1993 to 2004, Ms. Fontana was with Deloitte in its audit and assurance practice.
Maryame El Bouwab
, age 44, is our Vice President, Merchandising, Planning and Supply Chain. She has been with the Company since March 2013. Prior to her current position, she was the Company’s Vice President, Planning and Supply Chain from June 1, 2018 to September 30, 2018 and Vice President, Merchandise Planning from February 1, 2017 to May 31, 2018. From March 2013 to February 2017, she was the Company’s Director of Merchandise Planning. Prior to joining the Company, Ms. El Bouwab was, from 2005 to 2012, with Mexx Canada and Lucky Brand Jeans and held the position of Merchandising and Planning Manager.
Miranda Melfi,
age 58, is our Vice President, Human Resources, Chief Legal Officer and Corporate Secretary and has been with Birks Group since April 2006. Prior to her current position, she was our Vice President, Legal Affairs and Corporate Secretary from April 2006 to September 2018. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella- Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.
COMPENSATION OF DIRECTORS AND OFFICERS
Director Compensation
During fiscal 2022, each director who was not an employee of the Company was entitled to receive an annual fee of U.S. $25,000 (approximately $31,000 in Canadian dollars) for serving on our Board of Directors, U.S. $1,500 (approximately $2,000 in Canadian dollars) for each Board meeting attended in person or by video conference and U.S. $750 (approximately $1,000 in Canadian dollars) for each Board meeting lasting over one (1) hour attended by phone or by video conference. The chairperson of each of the audit and corporate governance committee, and the compensation and nominating committee received an additional annual fee of U.S. $10,000 and U.S. $8,000 (approximately $13,000 and $10,000 in Canadian dollars) respectively. The members of the audit and corporate governance committee, and the compensation and nominating committee received an additional annual fee of U.S. $5,000, and U.S. $4,000 (approximately $6,250 and $5,250 in Canadian dollars), respectively, and the independent member of the executive committee received an additional annual fee of U.S. $4,000 (approximately $5,000 in Canadian dollars). The chairperson and any other members of any special independent committee of directors that may be established from time to time is entitled to receive compensation as may be determined by the Board of Directors for his or her service on such committee.
During fiscal 2021, in an effort to mitigate the financial impact of COVID-19 on the Company, each director agreed to fee reductions of 20% for the months of April, May and June 2020, 10% for the months of July to December 2020, and 20% for the months of January to March 2021.
Since September 2018 and every September thereafter, each director who is not an employee of the Company is entitled to receive deferred stock units equal to a value of U.S. $25,000 (approximately $31,000 in Canadian dollars). In November 2016, September 2017, September 2018 to 2021, each non-employee director received deferred stock units equal to a value of U.S. $10,000, U.S. $20,000, and U.S. $25,000 (approximately $13,000, $26,000, $33,000in Canadian dollars), respectively. In June 2019, the chairman of the Special Committee and each member of the Special Committee was issued deferred stock units equal to a value of U.S. $30,000 and U.S. $25,000 (approximately $40,000 and $33,000 in Canadian dollars), respectively. In April 2014 and April 2015, 5,000 stock appreciation rights were granted to each non-employee director. In addition, in September 2014, 2,000 stock appreciation rights were granted to a new member of the Company’s Board of Directors. All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.
On November 15, 2016, the Company’s Board of Directors approved annual payments of €200,000 (approximately $310,000 in Canadian dollars) and €50,000 (approximately $78,000 in Canadian dollars) to Mr. Niccolò Rossi di Montelera for his role as Executive Chairman of the Board and Chairman of the Executive Committee, respectively, effective January 1, 2017. During fiscal 2021. in an effort to mitigate the financial impact of COVID-19 on the Company, Mr. Niccolò Rossi di Montelera agreed to a COVID-19 fee reduction of 20% for the months of April, May and June 2020, 10% for the months of July to December 2020, and 20% for the months of January to March 2021.

Executive Compensation
We are a “foreign private issuer” under U.S. securities laws and not a reporting issuer under Canadian securities laws and are therefore not required to publicly disclose detailed individual information about executive compensation under U.S. securities laws to the extent that we comply with the rules of our home jurisdiction. As such, the executive compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers are detailed in our Management Proxy Circular described below. Under the
Canada Business Corporations Act
, being the statute under which we were incorporated, we are required to provide certain information on executive compensation. The aggregate compensation paid by us to our four executive officers was approximately $1,872,500 (annual salary).
The summary compensation table regarding our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers and the option/RSU grants and exercise of options/RSU tables in our Management Proxy Circular will be filed on Form 6-K with the SEC in connection with our 2022 Annual Meeting of Shareholders.
Birks Group Incentive Plans
The following plan makes reference to stock prices, since BGI trades publicly on the NYSE American, all stock prices are denominated in U.S. dollars.
Long-Term Incentive Plan
In 2006, Birks Group adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks Group’s business. As of May 31, 2022, there were 46,000 cash-based stock appreciation rights exercisable by members of the Company’s Board of Directors and outstanding stock options to purchase 135,000 shares of the Company’s Class A voting shares granted to members of the Company’s senior management team under the Long-Term Incentive Plan. The stock appreciation rights outstanding as of May 31, 2022, under the Long-Term Incentive Plan, have a weighted average exercise price of $1.12 and the stock options outstanding as of May 31, 2022, under the Long-Term Incentive Plan have a weighted average exercise price of $0.78.
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
Omnibus Long-Term Incentive Plan
On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Under the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. A total of 1,000,000 shares of the Company’s Class A voting shares are reserved for issuance under the Omnibus LTIP. On January 11, 2022, the Board of Directors approved an increase to the maximum number of

Class A voting shares reserved for issuance under the Omnibus LTIP from 1,000,000 to 1,500,000 subject to the approval of a majority of shareholders. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of May 31, 2022, the only awards outstanding under the Omnibus LTIP were 750,482 equity settled deferred stock units granted to members of the Company’s Board of Directors which were converted from cash-settled to share-settled awards on December 20, 2021, 122,000 Class A voting shares underlying options granted to members of the Company’s senior management team, and 375,000 cash-settled restricted stock units granted to members of the Company’s senior management team as well as certain employees in managerial roles, of which 325,000 restricted stock units were converted from cash-settled to share-settled awards on December 20, 2021.
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
During fiscal 2022, our Board of Directors held a total of ten board of directors meetings and thirteen committee meetings. During such period, all of the directors attended 100% of the meetings of the Board of Directors.
Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. During fiscal 2022, our Board of Directors was composed of the three main committees below. The Board of Directors may from time to time also create special committees of the Board as needed.
1.
Audit and Corporate Governance Committee
. We have a separately designated standing audit and corporate governance committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit and corporate governance committee operates under a written charter adopted by the Board of Directors. The audit and corporate governance committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit and corporate governance committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. The audit and corporate governance committee is also responsible for overseeing all aspects of the Company’s corporate governance policies. In addition, the audit and corporate governance committee is responsible for the oversight and review of all related party transactions. During fiscal 2022, the audit and corporate governance committee held four meetings. During such period, all the members of the audit and corporate governance committee attended 100% of these meetings. During fiscal 2022, the audit and corporate governance committee was comprised of Frank Di Tomaso (Chair), Louis L. Roquet, and Joseph F.X. Zahra, each of whom was financially literate and an independent (as defined by the NYSE American listing standards and SEC rules), non-employee director of the Company. We have determined that Frank Di Tomaso is an “audit committee financial expert” as this term is defined under SEC rules. Neither the SEC nor the NYSE American requires us to designate an “audit committee financial expert”. A copy of the audit committee charter is available on the Company’s website at
www.birks.com
.
2.
Compensation and Nominating Committee
. We have a standing compensation committee. The compensation and nominating committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation and nominating committee is to recommend to the Board of Directors (i) director compensation and (ii) executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of Birks Group. The compensation and nominating committee also establishes criteria for goals and objectives for variable compensation, evaluates the performance of the Chief Executive Officer on an annual basis and provides recommendations to the Board of Directors regarding Chief Executive Officer and senior management succession plans. Certain decisions regarding compensation of certain other executive officers are reviewed by the compensation committee. During fiscal 2022, the compensation and nominating committee held four meetings and all of the members of the compensation and nominating committee attended 100% of these meetings during such period. During fiscal 2022, the compensation and nominating committee was comprised of Shirley A. Dawe (Chair), Frank Di Tomaso, Louis L. Roquet, and Davide Barberis Canonico. Each member of the compensation and nominating committee is an independent (as defined by the NYSE American listing standards), non-employee director of the Company.
The compensation and nominating committee is also responsible for nominating potential nominees to the Board of Directors. The Company’s policy with regard to the consideration of any director candidates recommended by a shareholder is that it will consider such candidates and evaluate such candidates by the same process as candidates identified by the compensation and nominating committee. The Company has adopted a policy requiring that a director nominee, whether such candidate was recommended by the compensation and nominating committee or a shareholder, should possess, at least, integrity and commitment to service on the board. In addition to those minimum qualifications, the compensation and nominating committee will consider the following qualities or skills, which the Board as a whole should possess: business judgment, financial literacy, public company experience, accounting and finance experience, industry knowledge, diversity and the ability to provide strategic insight and direction. A detailed discussion of each of these attributes can be found in the compensation and nominating committee charter, which is available on the Company’s website at
www.birks.com.
3.
Executive Committee.
We have a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between meetings of the Board of Directors for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in our operations, including but not limited to monitoring the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. During fiscal 2022, the executive committee consisted of: Niccolò Rossi di Montelera (Chair), Jean-Christophe Bédos, Davide Barberis Canonico, Louis L. Roquet and Joseph F.X. Zahra. For fiscal 2022, the executive committee held five meetings. All of the members of the executive committee attended 100% of these meetings during such period, except for one director who attended 80% of the meetings. Messrs. Canonico, Roquet and Zahra are independent, non-employee directors of the Company.

EMPLOYEES
As of March 26, 2022, we employed approximately 296 persons, including 18 employees on temporary leave. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, training, retraining and developing the best people in our industry.
Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations, e-commerce sales and support, wholesale sales and gold exchange. The table below sets forth headcount by category for our continuing operations in the periods indicated.

As of March 26, 2022:	Total
Administration and operating support	130
Retail	166

Total	296

As of March 27, 2021*:
Administration and operating support	113
Retail	206

Total	319

As of March 28, 2020*:
Administration and operating support	124
Retail	241

Total	365

*
As of March 27, 2021, 62 retail employees out of a total of 206 were placed on temporary lay-off as a result of the COVID-19 pandemic. As of March 28, 2020, 74 administration and operating support employees out of a total of 124 and 217 retail employees out of total of 241 were placed on temporary lay-off as a result of the COVID-19 pandemic.

SHARE OWNERSHIP
The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2022, based on 10,798,680 Class A voting shares, by each executive officer and each director:

Name of Beneficial Owner	Number of Class A Voting Shares Beneficially Owned	Options/DSUs to Purchase Shares	Percentage of Beneficially Owned
Niccolò Rossi di Montelera (4)	—	110,588	*
Jean-Christophe Bédos (1)	—	200,000	1.7%
Davide Barberis Canonico (4)	—	110,588	*
Shirley A. Dawe (2) (4)	1,545	137,761	1.2%
Frank Di Tomaso (4)	—	143,196	1.2%
Louis L. Roquet (4)	—	137,761	1.2%
Joseph F.X. Zahra (4)	—	110,588	*
Katia Fontana	—	—	—
Maryame El Bouwab	—	—	—
Miranda Melfi (3)	—	15,000	*

*	Less than 1%.
(1)
Includes (a) an option to purchase 100,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2020 at a price of USD$0.78 per share and which expires on September 16, 2025; and (b) an option to purchase 100,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2022, at a price of USD$1.43 per share and which expires on November 15, 2026.

(2)	Includes 1,545 Class A voting shares.
(3)
Includes an option to purchase 15,000 Class A voting shares, currently exercisable or exercisable within 60 days of May 31, 2022, at a price of USD$0.78 per share and which expires on September 16, 2025.

(4)
Includes deferred stock units to acquire an equivalent amount of Class A voting shares upon exercise following the departure of the director at a price of $0 per share. The deferred stock units are redeemable during the period commencing on the day immediately following the departure of the director and ending on December 31 of the following year.

For arrangements involving the issuance or grant of options or shares of the Company to such named executive officers and other employees, see above under the heading “Compensation of Directors and Officers” and Item 10. “Additional Information—Material Contracts—Employment Agreements.”

Item 7.	Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2022 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and/or Class B multiple voting shares. The major shareholders listed with Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Unless otherwise indicated in the table, each of the individuals named below, to the Company’s knowledge, has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 10,798,680 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on May 31, 2022, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.
Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Annual Report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of May 31, 2022 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. For information regarding entities or persons that directly or indirectly control us, see “Item 3. Key Information – Risk Factors – Risks Related to the Company.”

Name of Beneficial Owner (1)	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
The Grande Rousse Trust (2)	13,646,692	73.70%
Meritus Trust Company Limited (3)	13,646,692	73.70%
Montel S.à.r.l (4)	8,846,692	60.94%
Mangrove Holding S.A. (5)	4,800,000	32.44%
Jason Edward Maynard (6)	1,058,000	9.80%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite its name.
(2)
Includes 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montel S.à.r.l (“Montel”) and Mangrove Holding S.A. (“Mangrove”) collectively would be entitled upon conversion of the Class B multiple voting shares held by Montel and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montel and Mangrove collectively are beneficially owned by The Grande Rousse Trust. Montrovest B.V. (“Montrovest”) merged with its parent company, Montel, on August 3, 2018 (the “Montrovest Merger”), and as such, all of the shares held by Montrovest at the time of the Montrovest Merger are now held by Montel. Confido Limited has the power to remove the trustee of The Grande Rousse Trust. As a result, Confido Limited may be deemed to have beneficial ownership of the Class A voting shares held by Montel or Mangrove.

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

(6)	This information is taken from Schedule 13G filed by Jason E. Maynard with the U.S. Securities and Exchange Commission on February 3, 2022.
As of May 31, 2022, there were a total of 228 holders of record of our Class A voting shares, of which 177 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 45% of our outstanding Class A voting shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Class A shares were held of record by brokers or other nominees. None of our Class B multiple voting shares are held in the United States. Each Class B multiple voting share entitles the holder to ten (10) votes at all meetings of our shareholders (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of our restated articles or the
Canada Business Corporations Act
).

RELATED PARTY TRANSACTIONS
Management Consulting Services Agreement
Effective January 1, 2016, the Company entered into a management consulting services agreement with Gestofi S.A. (“Gestofi”), all in accordance with the Company’s Code of Conduct relating to related party transactions. Under the management consulting services agreement, Gestofi provides the Company with services related to the obtaining of financing, mergers and acquisitions, international expansion projects, and such other services as the Company may request. Under the agreement, The Company paid an annual retainer of €140,000 (approximately $202,000 in Canadian dollars). The original term of the agreement was until December 31, 2016 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee (and now is subject to the review and approval of the Company’s audit and corporate governance committee) and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In November 2018, the agreement was renewed on the same terms and conditions except that the retainer was reduced to €40,000 (approximately $61,000 in Canadian dollars). In March 2019, the agreement was renewed and amended to (i) waive the yearly retainer and reimburse only the out-of-pocket expenses related to the services, and (ii) allow for a success fee to be mutually agreed upon between the Company and Gestofi in the event that financing or a capital raise is achieved. In fiscal 2022, 2021, and 2020, the Company incurred expenses of nil, nil, and nil respectively under this agreement to Gestofi. In November 2021, the agreement was renewed for an additional one-year term.
Cash Advance Agreements
The Company has a cash advance outstanding from the Company’s controlling shareholder, Montel (formerly Montrovest), of USD$1.5 million (approximately $2 million in Canadian dollars) originally received in May 2009 from Montrovest. This cash advance was provided to the Company by Montrovest to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s Amended Credit Facility and Amended Term Loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s Amended Credit Facility permit such a payment. At March 26, 2022 and March 27, 2021, advances payable to Montel amounted to USD$1.5 million (approximately $1.9 million and $1.9 million in Canadian dollars, respectively).
On July 28, 2017, the Company received a USD$2.5 million (approximately $3.3 million in Canadian dollars) loan from Montel, to finance its working capital needs. The loan bears interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is due and payable in two equal payments of USD$1.25 million (approximately $1.55 million in Canadian dollars) in each of July 2018 and July 2019. During fiscal year 2019, USD$1.25 million (approximately $1.55 million in Canadian dollars) was repaid. In May 2019, Montel granted the Company a one-year extension of the term of the outstanding balance of USD $1.25 million ($1.8 million in Canadian dollars) which was scheduled to be fully repaid in July 2019. In December 2019, the Company obtained a new one-year moratorium on principal repayments and as such the loan will become due in December 2020. In June 2020, the Company obtained a new moratorium on principal repayments and as such the loan will become due at the earliest of August 31, 2021 or 10 days following a recapitalization. During fiscal 2022, the remaining principal balance on the loan of approximately USD $1.25 million ($1.6 million in Canadian dollars) was repaid. At March 26, 2022 and March 27, 2021, loans payable to Montel amounted to nil and USD$1.25 million (approximately nil and $1.6 million in Canadian dollars, respectively).
Due to the Montrovest Merger, Montrovest’s separate legal existence ceased and as a result of such merger, the cash advance agreements as well as the loan agreement have been assumed by Montel.
Reimbursement Letter Agreement
In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl, of certain expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s then Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s Chairman of the Executive Committee and the Company’s current Executive Chairman of the Board, for the work performed on behalf of the Company, up to a yearly maximum of USD$260,000 (approximately $340,000 in Canadian dollars). The yearly maximum was reduced to USD$130,000 (approximately $170,000 in Canadian dollars), and in fiscal 2019 the terms were amended so that only administrative support and analytical service costs can be reimbursed. This agreement has been renewed annually and was renewed in March 2022 for an additional one-year term, amended to invoice in EURO (€). During fiscal 2022, 2021, and 2020, the Company incurred expenses of €24,000, €20,000, and €46,000, (approximately $35,000, $30,000, and $68,000 in Canadian dollars) respectively to Regaluxe Srl under this agreement.
Distribution Agreement
In April 2011, our corporate governance and nominating committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe Srl. Under the agreement, Regaluxe Srl is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on April 1, 2011. Under this agreement, the Company pays Regaluxe Srl a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe Srl less a discount factor of 3.5%. The agreement’s initial term was until March 31, 2012, and may be renewed by mutual agreement for additional one year terms. This agreement has been renewed annually and in March 2022, the agreement was renewed for an additional one-year term. During fiscal year 2022, fiscal 2021 and fiscal 2020, the Company did not make any payments to Regaluxe Srl under this agreement.

Consulting Agreement
On March 28, 2018, the Company’s Board of Directors approved the Company’s entry into a consulting services agreement with Carlo Coda Nunziante effective April 1, 2018. Under the agreement, Carlo Coda Nunziante, the Company’s former Vice President, Strategy, is providing advice and assistance on the Company’s strategic planning and business strategies for a total annual fee, including reimbursement of out-of-pocket expenses of €146,801 (approximately $222,000 in Canadian dollars), net of applicable taxes. During fiscal 2022, 2021 and fiscal 2020, the Company incurred charges of €162,000, €135,000 and €154,000 (approximately $237,000, $200,000 and $229,000 in Canadian dollars), including applicable taxes, respectively. This agreement has been renewed in March 2022 for an additional one-year term upon the same terms and conditions.

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
Employment Agreements
Jean-Christophe Bédos
On January 4, 2012, we entered into an employment agreement, or the “Agreement”, with Jean-Christophe Bédos, who became the President & Chief Executive Officer effective April 1, 2012, and prior to that was our Chief Operating Officer. The Agreement provides Mr. Bédos with a base salary of $700,000 an annual cash bonus set at a minimum of $282,500 for fiscal year ended March 30, 2013, of which $141,250 was paid during fiscal 2012 and $141,250 was paid in fiscal 2014, an annual target cash bonus of 85% of base salary based on achievement of a targeted level of performance and performance criteria set by the Company, an option to purchase 150,000 shares of the Company’s Class A voting shares which vested over three years and other health and retirement benefits. Mr. Bédos’ base salary was increased to $730,000, $750,000 and $770,000, effective October 1, 2015, November 1, 2016 and October 1, 2021, respectively. If Mr. Bédos is terminated without “cause” or resigns for “good reason,” as these terms are defined in the Agreement, the Agreement provides that Mr. Bédos will receive (i) any earned and accrued but unpaid base salary, (ii) up to 12 months of salary in lieu of further salary or severance payments, which may be increased by one additional month after five years of service for each additional year of service thereafter, up to a maximum of eighteen months after ten years of service, (iii) certain health benefits for the period that the severance will be payable in, and (iv) his bonus through the date of termination and up to twelve months average annual cash bonus (based on the average annual cash bonus paid to him over the previous three fiscal years). Mr. Bédos is prohibited from competing with us during his employment and for a period of twelve-months thereafter.

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
With respect to certain U.S. Holders who are not corporations, including individuals, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines to be satisfactory for these purposes and which includes an exchange of information program. U.S. Treasury guidance indicates that the current income tax treaty between Canada and the U.S. meets these requirements, and we believe we are eligible for the benefits of that treaty. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares that are readily tradable on an established securities market in the U.S. Our Class A voting shares, which are listed on the NYSE American, should be considered readily tradable on an established securities market in the U.S. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our Class A voting shares. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make relatedpayments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances. The rules governing the foreign tax credit are complex. Certain U.S. Holders of our Class A voting shares may not be able to claim a foreign tax credit with respect to amounts withheld for Canadian withholding taxes. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
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
Dividends on Our Class A Voting Shares
Dividends paid or credited (or deemed to have been paid or credited) on our Class A voting shares to a Non-resident Holder will be subject to Canadian withholding tax of 25% of the gross amount of those dividends (subject to reduction in accordance with an applicable income tax convention between Canada and the Non-resident Holder’s country of residence). In the case of a Non-resident Holder who is a resident of the U.S. for purposes of the Convention, is entitled to the benefits of the Convention (referred to in this Form 20-F as a “U.S. Holder”) and is the beneficial owner of the dividend, the rate of withholding tax will generally be reduced to 15% or, if the Non-resident Holder is a corporation that owns at least 10% of our voting shares, to 5%. Non-resident Holders are advised to consult their tax advisors for advice having regard to their particular circumstances.
Disposition of Our Class A Voting Shares
A Non-resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by that Non-resident Holder on a disposition (or deemed disposition) of a Class A voting share, unless the Class A voting share constitutes “taxable Canadian property” (as defined in the Canadian Tax Act) of the Non-resident Holder at the time of disposition and the Non-resident Holder is not entitled to relief under an applicable income tax convention between Canada and the Non-resident Holder’s country of residence. If at the time of such disposition the Class A voting shares are listed on a “designated stock exchange” (which includes the NYSE American), the Class A voting shares will generally not constitute taxable Canadian property of a Non-resident Holder unless (A) at any time during the 60-month period that ends at the time the Class A voting shares are disposed of, both (i) 25% or more of the issued shares of any class of the capital stock of the Corporation were owned by or belonged to one or any combination of (a) the Non-resident Holder, (b) persons with whom the Non-resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-resident Holder or a person referred to in (b) holds a membership interest, directly or indirectly, through one or more partnerships, and (ii) more than 50% of the fair market value of the Class A voting shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (as such terms are defined under the Canadian Tax Act) or options in respect of, interests in, or civil law rights in, any such properties (whether or not such properties exist), or (B) the Class A voting shares are otherwise deemed to be taxable Canadian property. Generally, to the extent that the Class A voting share are no longer listed on a “designated stock exchange” at the time of their disposition, the above- listed criteria (with the exception of (i)) will apply to determine if the Class A voting shares are “taxable Canadian property”.

Non-resident Holders whose Class A voting shares are, or may be, taxable Canadian property should consult their tax advisors for advice having regard to their particular circumstances.
DOCUMENTS ON DISPLAY
We file reports, including Annual Reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the following location of the SEC, Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings we make electronically with the SEC are also available to the public on the Internet at the SEC’s website at
http://www.sec.gov
.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk
We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.
Interest Rate Risk
We are exposed to market risk from fluctuations in interest rates. Borrowing under the Amended Credit Facility and the Amended Term Loan bear interest at floating rates, which are based on CDOR or prime plus a fixed additional interest rate. As of March 26, 2022, we have not hedged these interest rate risks. Since the end of fiscal 2022, the CDOR rate has increased by 95 basis points. As of March 26, 2022, we had approximately $55.3 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.6 million.
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
To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of March 26, 2022, we had not hedged these foreign exchange rate risks. As of March 26, 2022, we had approximately $14.7 million of net liabilities subject to foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 100 basis point strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 26, 2022, our earnings would have increased or decreased, respectively, by approximately $0.2 million. This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

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
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 26, 2022, our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), were effective.
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
Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of March 26, 2022, our internal control over financial reporting was effective.
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
We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies our Chief Executive Officer, Chief Financial Officer, Senior Director of Finance, and Controller. Our code of ethics is available on our website at
www.birks.com.
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
During fiscal 2022 and fiscal 2021, we retained KPMG LLP, our independent registered public accountant, to provide services in the following categories and amounts:
Audit Fees
The aggregate fees for professional services rendered by KPMG LLP for the audit and interim review of our consolidated financial statements was $608,195 in fiscal 2022 and $552,338 in fiscal 2021.
Audit Related Fees
During fiscal 2022 and fiscal 2021, KPMG LLP provided audit related services for a total amount of nil and nil, respectively.
Tax Fees
During fiscal 2022 and fiscal 2021, KPMG LLP provided tax advisory services for a total amount of $87,454, and nil, respectively.
All Other Fees
During fiscal 2022 and fiscal 2021, KPMG LLP provided advisory services for a total amount of nil and nil, respectively.
Pre-Approval Policies and Procedures
The audit and corporate governance committee has established a pre-approval policy as described in Rule 2-01(c)(7)(i) of Regulation S-X. The audit and corporate governance committee approves in writing, in advance, any audit or non-audit services provided to Birks Group by the independent accountants that are not specifically disallowed by the Sarbanes-Oxley Act of 2002. None of the services described in Item 16C were approved by the audit and corporate governance committee pursuant to Rule 2-01(c)(7)(i)(C).

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
We did not, nor did any affiliated purchaser, purchase any of our equity securities during fiscal 2022.

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

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 17.	Financial Statements
Not applicable.

Item 18.	Financial Statements
The financial statements required by this item are found at the end of this Annual Report beginning on page F-1.

PART III

Item 19.	Exhibits
The following exhibits are part of this Annual Report on Form 20-F.

Exhibit Number	Description of Document

1.1	Restated Articles of Incorporation of Birks Group Inc., effective as of November 14, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

1.2	Articles of Amendment of Birks Group Inc., effective as of October 1, 2013. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 25, 2014.

1.3	Articles of Amendment of Birks Group Inc. effective as of October 3, 2014. Incorporated by referenced from Birks Group Inc.’s Form 20-F filed with the SEC on June 26, 2015.

1.4	By-law No. One of Birks Group Inc. adopted on December 28, 1998 and amended on April 9, 2012. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 3, 2012.

2.1	Form of Birks Class A voting share certificate as amended as of October 1, 2013. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 25, 2014.

4.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2	Form of Directors and Officers Indemnity Agreement. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.3	Agreement of Principal Lease between 7739907 Canada Inc. and Birks Group Inc. executed on March 17, 2017. Incorporated by reference from the Birks Group Inc.’s Form 6-K filed with the SEC on May 12, 2017.

4.4	Employment Agreement between Miranda Melfi and Birks Group dated February 24, 2006. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.5	Management Consulting Services Agreement between Birks Group Inc. and Gestofi S.A. entered into as of November 20, 2015. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 30, 2016.

4.6	Birks Group Inc. Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.7	Birks Group Inc. Omnibus Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on August 26, 2016.

4.8	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Carlo Coda-Nunziante. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.9	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Joseph A. Keifer. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.10	Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Marco Pasteris. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.11	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.12	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.13	Amended and Restated Warrant Agreement dated November 14, 2005 between Mayor’s Jewelers, Inc. and Henry Birks & Sons Inc. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 19, 2006.

4.14	Form of Stock Appreciation Rights Agreement. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.15	Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 8, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2020.

4.16	Amendment dated February 18, 2021, to the Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 8, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 17, 2021.

4.17	Amended and Restated Cash Advance Agreement between Birks Group Inc. and Montrovest B.V., dated June 8, 2011. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.18	Master Lease Agreement dated March 15, 2017 among Birks Group Inc., Mayors Jewelers of Florida, Inc. and Onset Financial, Inc. Incorporated by reference from the Birks Group Inc. Form 6-K filing with the SEC on May 12, 2017.

4.19	Letter Agreement between Mayor’s Jewelers and Thomas A. Andruskevich, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.20	Letter Agreement between Mayor’s Jewelers and Filippo Recami, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.21	Letter Agreement between Mayor’s Jewelers and Joseph Keifer, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.22	Letter Agreement between Mayor’s Jewelers and Marco Pasteris, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.23	Letter Agreement between Mayor’s Jewelers and Carlo Coda-Nunziante, dated November 14, 2005. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-3 filed with the SEC on March 25, 2011.

4.24	Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos, dated January 4, 2012. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.25	Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos dated April 18, 2013. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 26, 2015.

4.26	Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos effective October 1, 2015. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on June 30, 2016.

4.27	Canadian Offering Memorandum, dated as of April 27, 2012. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.28	Form of Subscription Rights Certificate. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on May 24, 2012.

4.29	Consulting Services Agreement between Carlo Coda Nunziante and Birks Group Inc., dated March 31, 2018. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 3, 2018.

4.30	Credit Agreement by and among Wells Fargo Canada Corporation, as Administrative Agent, the lenders that are parties thereto as the Lenders, and Birks Group Inc. dated as of October 23, 2017. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on October 27, 2017.

4.31	Amendment No.1 to the Credit Agreement by and among the lenders thereto as lenders, Wells Fargo Canada Corporation as administrative agent, and Birks Group Inc. dated June 29, 2018. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 3, 2018.

4.32	Amendment No.2 to the Credit Agreement by and among the lenders thereto as lenders, Wells Fargo Capital Finance Corporation Canada as administrative agent, and Birks Group Inc. dated April 18, 2019. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 8, 2020.

4.33	Amendment No.3 to the Credit Agreement by and among the lenders thereto as lenders, Wells Fargo Canada Corporation as administrative agent, and Birks Group Inc. dated December 20, 2019. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 8, 2020.

4.34	Amendment No.4 to the Credit Agreement by and among the lenders thereto as lenders, Wells Fargo Capital Finance Corporation Canada as administrative agent, and Birks Group Inc. dated July 2, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 17, 2021.

4.35*	Amendment No.5 to the Credit Agreement by and among the lenders thereto as lenders, Wells Fargo Capital Finance Corporation Canada as administrative agent, and Birks Group Inc. dated August 31, 2021.

4.36*	Amendment No.6 to the Credit Agreement by and among the lenders thereto as lenders, Wells Fargo Canada Corporation as administrative agent, and Birks Group Inc. dated December 15, 2021.

4.37	Credit Agreement by and among Crystal Financial LLC, as Agent, the lenders that are parties thereto as the Lenders, and Birks Group Inc. dated as of June 29, 2018. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 3, 2018.

4.38	Amendment No.1 to the Credit Agreement by and among by and among the lenders thereto as lenders, Crystal Financial LLC, as agent, and Birks Group Inc. dated as of April 18, 2019. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 8, 2020.

4.39	Amendment No.2 to the Credit Agreement by and among by and among the lenders thereto as lenders, Crystal Financial LLC, as agent, and Birks Group Inc. dated as of July 3, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 17, 2021.

4.40*	Amendment No.3 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of August 31, 2021.

4.41*	Amendment No.4 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of December 15, 2021.

4.42*	Amendment No.5 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of December 24, 2021.

4.43	Employment Agreement dated June 29, 2018 entered into between Birks Group Inc. and Maryame El Bouwab. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on July 13, 2018.

4.44	Employment Agreement dated December 18, 2019 entered into between Birks Group Inc. and Katia Fontana. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 8, 2020.

4.45	Description of Capital Stock. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 8, 2020.

4.46*	Birks Group Inc. Omnibus Long-Term Incentive Plan as amended on January 11, 2022.

4.47	Loan Agreement between Birks Group Inc. and Investissement Québec entered into on August 4, 2021. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on November 18, 2021.

4.48*	Amended and Restated 2021 Credit Agreement by and among Wells Fargo Capital Finance Corporation Canada, as Administrative Agent, the Lenders that are parties thereto as the Lenders, and Birks Group Inc., as Borrower, dated as of December 24, 2021.

8.1*	Subsidiaries of Birks Group Inc.

12.1*	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP.

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Quarterly Report on Form 10-Q has been formatted in Inline XBRL and contained in Exhibit 101 by reference from the Birks Group Inc. Form 6-K filed with the SEC on November 18, 2021

*	Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BIRKS GROUP INC.

Date: June 23, 2022	/s/ Katia Fontana
Katia Fontana,
Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Birks Group Inc.:
Opinion on the
Consolidated
Financial Statements
We have audited the accompanying consolidated balance sheets of Birks Group Inc. (the “Company”) as of March 26, 2022 and March 27, 2021, the related consolidated statements of operations, other comprehensive income (loss), changes in stockholders’ equity (deficiency), and cash flows for the years ended March 26, 2022, March 27, 2021 and March 28, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 26, 2022 and March 27, 2021, and the results of its operations and its cash flows for the years ended March 26, 2022, March 27, 2021 and March 28, 2020, in conformity with U.S. generally accepted accounting principles.
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

Assessment of the Company’s ability to continue as a going concern
As discussed in Note 1 to the consolidated financial statements, the Company prepares its consolidated financial statements on a going concern basis. The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months from the date of issuance of these financial statements. The Company funds its operations primarily through committed financing under its amended senior secured credit facility and its amended senior secured term loan. The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations, continued adherence to the terms of its committed financings, obtain favorable payment terms from suppliers, as well as to maintain specified excess availability levels under its amended senior secured credit facility and its amended senior secured term loan. The Company is required to adhere to under both its amended senior secured credit facility and its amended senior secured term loan, a financial covenant that requires that the Company maintain a minimum excess availability of not less than $8.5 million. Management estimated and forecasted cash flows and excess availability levels under various scenarios for at least the next twelve months from the date the financial statements were authorized for issuance.
We identified the assessment of the Company’s ability to continue as a going concern and related disclosures as a critical audit matter. There was uncertainty associated with the future outcome of events and circumstances underlying significant assumptions. In addition, there was significant auditor judgment involved in assessing management’s cash flow forecast under various scenarios, specifically forecasted sales and gross margins, operating costs, favorable payment terms from suppliers, and excess availability levels.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of the internal control related to management’s going concern assessment. We assessed management’s ability to forecast by comparing prior year forecasts to actual results and excess availability achieved. We assessed management’s estimated forecasted sales, gross margins and operating costs used in management’s forecasted cash flows and excess availability levels and adherence to the terms of its committed financings under various scenarios. We evaluated the assumptions in the forecasted cash flows and the various scenarios, related to cost reductions and obtaining favorable payment terms from suppliers by understanding the nature of management’s plans and whether they were probable. We examined the results of operations and excess availability levels after year-end, up to the date of our auditor’s report, and compared them to management’s forecasted excess availability levels. We assessed the adequacy of the disclosures related to the application of the going concern assessment.
Evaluation of the reserve for slow-moving finished goods inventories
As discussed in Note 4 to the consolidated financial statements, the inventories reserve balance as of March 26, 2022 is 1,775 thousand which includes the reserve for slow-moving finished goods inventories. As discussed in Note 2(e), inventories are valued at the lower of average cost or net realizable value, which is the estimated selling price in the ordinary course of business. The reserve for slow-moving finished goods inventories is equal to the difference between the cost of inventories and the estimated selling prices, resulting in the expected gross margin. There is estimation uncertainty in relation to the identification of slow-moving finished goods inventories which are based on certain criteria established by the Company. The criteria includes operational decisions by management to discontinue ordering the inventories based on sales trends, market conditions, and the aging of the inventories. Estimation uncertainty also exists in determining the expected selling prices and associated gross margins through normal sales channels, which are based on assumptions about future demand and market conditions for those slow-moving inventories.
We identified the evaluation of the reserve for slow-moving finished goods inventories as a critical audit matter. A higher degree of auditor judgement and increased audit effort was required to evaluate the identification of the slow-moving finished goods inventories based on the Company’s established criteria, and the expected selling prices for those slow-moving finished goods inventories.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the slow-moving inventory reserve, including the control related to the identification of the slow- moving finished goods inventories based on the Company’s established criteria. We evaluated the criteria used by the Company to identify slow-moving finished goods inventories by considering the aging of finished goods inventories on-hand, historic inventory turnover, historic sales trends and historic gross margin analysis. We evaluated the Company’s criteria and assumptions used in the reserve for slow-moving finished goods inventories by analyzing the reserve trends, movements of the specific inventory status year-over-year and business plans, and the impact of changes on the reserve.

We compared the estimated selling price and the associated gross margins utilized in the prior year to the actual gross margins in the current year to evaluate the Company’s ability to accurately estimate the reserve. We developed an expectation of the slow-moving reserve using historic inventory activity and gross margin rates and compared our expectation to the amount recorded by the Company. We compared the reserve balances at year-end to sales and gross margins subsequent to year-end.
/s/ KPMG LLP
We have served as the Company’s auditor since 2000.
Montreal, Canada
June 22, 2022

©
2022 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

BIRKS GROUP INC.
Consolidated Balance Sheets

	As of
	March 26, 2022	March 27, 2021
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$2,013	$1,807
Accounts receivable and other receivables	8,037	7,307
Inventories	78,907	97,789
Prepaids and other current assets	1,822	2,044

Total current assets	90,779	108,947
Long-term receivables	5,599	5,673
Property and equipment	22,781	24,496
Operating lease right-of-use asset	58,071	57,670
Intangible assets and other assets	6,031	4,894
Total non-current assets	92,482	92,733

Total assets	$183,261	$201,680

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities:
Bank indebtedness	$43,157	$53,387
Accounts payable	28,291	37,975
Accrued liabilities	8,340	11,209
Current portion of long-term debt	2,129	2,960
Current portion of operating lease liabilities	6,963	6,298

Total current liabilities	88,880	111,829
Long-term debt	21,371	23,062
Long-term portion of operating lease liabilities	66,757	66,713
Other long-term liabilities	389	1,498

Total long-term liabilities	88,517	91,273
Stockholders’ equity (deficiency):
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,795,443 (10,610,973 as of March 27, 2021)	37,883	37,361
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued		—
Additional paid-in capital	23,669	18,259
Accumulated deficit	(113,413)	(114,700)
Accumulated other comprehensive loss	(30)	(97)
Total stockholders’ equity (deficiency)	5,864	(1,422)
Total liabilities and stockholders’ equity (deficiency)	$183,261	$201,680

See accompanying notes to consolidated financial statements

On behalf of the Board of Directors:

/ s / Jean-Christophe Bédos	/ s / Frank Di Tomaso
Jean-Christophe Bédos, Director	Frank Di Tomaso, Director

BIRKS GROUP INC.

Consolidated Statements of Operations

	Fiscal Year Ended
	March 2 6 , 20 22	March 27, 2021	March 28, 2020
	(In thousands except per share amounts)
Net sales	$181,342	$143,068	$169,420
Cost of sales	105,122	86,718	104,943

Gross profit	76,220	56,350	64,477
Selling, general and administrative expenses	65,942	53,713	65,867
Depreciation and amortization	5,809	5,458	4,845
Impairment of long-lived assets	—	—	309

Total operating expenses	71,751	59,171	71,021

Operating income (loss)	4,469	(2,821)	(6,544)
Interest and other financial costs	3,182	3,017	5,683

Income (Loss) from continuing operations	1,287	(5,838)	(12,227)
Income taxes (benefits)	—	—	—
Net income (loss) from continuing operations	1,287	(5,838)	(12,227)
Discontinued operations:
Loss from discontinued operations, net of tax	—	—	(552)

Net loss from discontinued operations, net of tax	—	—	(552)

Net income (loss)	$1,287	$(5,838)	$(12,779)

Weighted average common shares outstanding:
Basic	18,346	18,005	17,968
Diluted	18,794	18,005	17,968
Net income (loss) per common share:
Basic	$0.07	$(0.32)	$(0.71)
Diluted	0.07	(0.32)	(0.71)
Net income (loss) from continuing operations per common share:
Basic	$0.07	$(0.32)	$(0.68)
Diluted	0.07	(0.32)	(0.68)
See accompanying notes to consolidated financial statements

BIRKS GROUP INC.
Consolidated Statements of Other Comprehensive Income (loss)

	Fiscal Year Ended
	March 26, 2022	March 27, 2021	March 28, 2020
	(In thousands)
Net income (loss)	$1,287	$(5,838)	$(12,779)
Other comprehensive income (loss):
Foreign currency translation adjustments (1)	67	130	(15)

Total other comprehensive income (loss)	$1,354	$(5,708)	$(12,794)

(1)	Item that may be reclassified to the Statement of Operations in future periods
See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.
Consolidated Statements of Changes in Stockholders’ Equity (deficiency)
(In thousands of dollars except shares amounts)

	Voting common stock outstanding	Voting common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total

Balance at March 30, 2019	17,960,881	$93,348	$19,120	$(98,473)	$(212)	$13,783
Net loss	—	—	—	(12,779)	—	(12,779)
Cumulative translation adjustment (1)	—	—	—	—	(15)	(15)
Total comprehensive loss	—	—	—	—	—	(12,794)
Exercise of stock options	10,000	20	(10)	—	—	10
Compensation expense resulting from stock options and stock appreciation rights granted to Management	—	—	21	—	—	21
Cumulative effect of adjustment from adoption of a new Accounting standard (2)	—	—	—	2,390	—	2,390

Balance at March 28, 2020	17,970,881	$93,368	$19,131	$(108,862)	$(227)	$3,410
Net loss	—	—	—	(5,838)	—	(5,838)
Cumulative translation adjustment (1)	—	—	—	—	130	130
Total comprehensive loss	—	—	—	—	—	(5,708)
Exercise of stock options	358,062	1,748	(872)	—	—	876

Balance at March 27, 2021	18,328,943	$95,116	$18,259	$(114,700)	$(97)	$(1,422)
Net income	—	—	—	1,287	—	1,287
Cumulative translation adjustment (1)	—	—	—	—	67	67
Total comprehensive income	—	—	—	—	—	1,354
Modification of certain awards from cash settled to equity	—	—	5,495	—	—	5,495
Compensation expense resulting from equity settled restricted stock units granted to Management	—	—	263	—	—	263
Exercise of stock options and warrants	186,970	522	(348)	—	—	174
Balance at March 26, 2022	18,515,913	95,638	23,669	(113,413)	(30)	5,864

(1)	The change in cumulative translation adjustments is not due to reclassifications out of accumulated other comprehensive income (loss).
(2)	As described in Note 2 (q).
See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.
Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 26, 2022	March 27, 2021	March 28, 2020
		(In thousands)
Cash flows from (used in) operating activities:
Net income (loss) attributable to owners of the Company	$1,287	$(5,838)	$(12,779) (loss)
income from discontinued operations	—	—	(552) (loss)

Income (loss) from continuing operations	1,287	(5,838)	(12,227)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	5,809	5,458	4,845
Impairment of long-lived assets	—	—	309
Net change of operating lease right-of-use assets and liabilities	(702)	(816)	2,297 Net
leasehold inducements received	(464)	1,125	583
Operating lease modifications	—	(482)	—
Amortization of debt costs	250	282	288
Compensation expense resulting from equity settled restricted stock units	88	—	—
Other operating activities, net	359	(15)	312
(Increase) decrease in:
Accounts receivable, other receivables and long-term receivables	820	(1,298)	(5,415)
Inventories	18,882	4,110	(10,358)
Prepaids and other current assets	222	(37)	135
Increase (decrease) in:
Accounts payable	(9,663)	(10,636)	18,735
Accrued liabilities and other long-term liabilities	1,760	6,424	(2,729)

Net cash provided by (used in) operating activities from continuing operations	18,648	(1,723)	(3,225)

Net cash (used in) provided by operating activities from discontinued operations	—	—	(552)

	18,648	(1,723)	(3,777)

Cash flows (used in) provided by investing activities:
Additions to property and equipment	(4,612)	(2,976)	(5,832)
Additions to intangible assets and other asset	(1,199)	(16)	(600)

Net cash used in investing activities from continuing operations	(5,811)	(2,992)	(6,432)

Cash flows provided by (used in) financing activities:
Increase (decrease) in bank indebtedness	(10,017)	(4,820)	10,842
Increase in long-term debt	428	10,000	—
Repayment of long-term debt	(2,800)	—	(831)
Repayment of obligations under finance lease	—	(50)	(289)
Payment of loan origination fees and costs	(590)	(49)	—
Exercise of stock options and warrants	348	876	—
Other financing activities	—	—	(127)

Net cash provided by (used in) financing activities from continuing operations	(12,631)	5,957	9,595

Net increase (decrease) in cash and cash equivalents	206	1,242	(614)
Cash and cash equivalents, beginning of year	1,807	565	1,179

Cash and cash equivalents, end of year	$2,013	$1,807	$565

Supplemental disclosure of cash flow information:
Interest paid	$3,470	$3,818	$3,779
Non-cash transactions:
Property and equipment additions acquired through capital leases	$—	$136	$—
Property and equipment and intangible assets additions included in accounts payable and accrued liabilities	$950	$977	$570
Conversion of cash-settled RSUs and DSUs to equity settled award s	5,495	—	—
See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.
Notes to Consolidated Financial Statements
Years ended March 26, 2022, March 27, 2021 and March 28, 2020

Birks Group Inc. (“Birks Group” or “Birks” or “the Company”) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the design and retail sale of prestige jewelry, timepieces and giftware. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal years ended March 26, 2022, March 27, 2021 and March 28, 2020 each consist of fifty-two
week periods.

1.	Basis of presentation:
These consolidated financial statements, which include the accounts of Birks Group Inc. for all periods presented for the fiscal years ended March 26, 2022, March 27, 2021, and March 28, 2020, are reported in accordance with accounting principles generally accepted in the U.S. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes.
The most significant estimates and judgments include the assessment of the going concern assumption, the valuation of inventories and, accounts receivable, deferred tax assets, and the recoverability of long-lived assets and right of use assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. All significant intercompany accounts and transactions have been eliminated upon consolidation.
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
Since March 2020, in accordance with guidelines of local government authorities and public health officials, the Company has experienced intermittent government mandated closures of its retail stores as well as capacity restrictions. Since the start of the pandemic, the Company has continued to operate its e-commerce business, along with its distribution center, with strict cleaning protocols and social distance measures in place, in accordance with local government guidelines. The Company also continued to operate its wholesale business and its head office functions primarily under a “work from home” model.
During fiscal 2022, seven of the Company’s ten Ontario stores were temporarily closed for an 11-week period
between April 17, 2021 and June 30, 2021. In addition, the Company
’s
Toronto
Fl
agship store on Bloor Street was temporarily closed for an eight-week period between April 17, 2021 and June 11, 2021 and the Company’s two Ottawa area stores were temporarily closed for a

13-week
 period between April 8, 2021 and June 30, 2021. Furthermore, one of our Quebec stores was also temporarily closed for a five-week period from April 1, 2021 to May 10, 2021.
During fiscal 2021, the Company experienced intermittent government mandated closures of its retail stores as well as capacity restrictions. In April and May 2020, the Company’s only sales were derived from its e-commerce business as well as its concierge telephone service, which, along with its distribution center, continued to operate with strict health and safety protocols in place, in accordance with local government guidelines. During the months of June and July 2020, the Company gradually re-opened its stores across Canada as the federal and provincial government authorities loosened the protective actions and restrictions imposed at the outset of the pandemic outbreak. By the end of July 2020, the Company had re-opened all of its retail stores, albeit at reduced operating hours and reduced capacity. Six of our Ontario stores, including our Bloor Street flagship store, were temporarily closed for a 15-week period between November 23, 2020 and March 9, 2021. Our remaining four Ontario stores were temporarily closed for a 12-week period between November 23, 2020 and February 16, 2021. Our five Québec stores were temporarily closed for a six-week period between December 26, 2020 and February 8, 2021. Our Manitoba store was temporarily closed for a ten-week period between November 12, 2020 and January 23, 2021. During the third and fourth quarters of fiscal 2021
,
16
of our
29
retail stores, representing
55
% of
 our network, were temporarily closed for in-person shopping (but the majority remained open for concierge service and curbside pick-up) due to government orders for average durations of six to fifteen weeks, respectively.

Operational Response and Financial & Liquidity Impacts
As a result of these developments, since March 2020, the Company has taken many actions to substantially reduce its operating costs across all areas of the business and to actively manage liquidity in an effort to overcome the negative impacts of the pandemic. These actions included:

•	Worked closely with its landlords to negotiate various forms of rent relief (including abatements and deferrals) during store lockdown periods and/or subsequent periods;

•	Substantially reduced selling, general and administrative costs and discretionary spending across all areas of the business including certain reductions in marketing expenses;

•	Worked closely with all of its partners and suppliers and negotiated extended credit terms with certain vendors;

•
Substantially reduced compensation costs (specific to March 2020 and fiscal 2021) related to the temporary layoff of the majority of its employees without pay during the period of store closures, as well as temporary base salary reductions at the corporate head office including its executive officers and members of its Board of Directors;

•	Postponed certain capital expenditures where possible;

•	Adjusted inventory management strategies to react to changes in the current environment, including reduction of forward purchases where possible; and

•
Qualified and applied for applicable government relief programs including the Canada Emergency Wage Subsidy (“CEWS”) program and the Canada Emergency Rent Subsidy (“CERS”) program. During fiscal 2022, the Company has recognized $0.5 million of CEWS ($1.4 million during fiscal 2021) and $0.5 million of CERS ($0.5 million during fiscal 2021). See Note 18.

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
For fiscal 2022, the Company recorded a net income of $1.3 million. The Company recorded net losses from continuing operations of $5.8 million and $12.2 million (and consolidated net losses of $5.8 million and $12.8 million) for fiscal 2021 and fiscal 2020, respectively. The Company used cash in operating activities from continuing operations of $18.6 million, $1.7 million, and $3.3 million for fiscal 2022, 2021, and 2020, respectively. The Company had a positive working capital (defined as current assets less current liabilities) as at March 26, 2022 and a negative working capital ratio as at March 27, 2021.
On December 24, 2021, the Company entered into an amended and restated senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo
Capital Finance
Corporation
 Canada
and an amended and restated senior secured term loan (“Amended Term Loan”) with Crystal Financial LLC (dba SLR Credit Solutions).The Amended Credit Facility and Amended Term Loan extended the maturity date of the Company’s pre-existing
loans from
October 2022
to
December 2026
.
On July 8, 2020, the Company secured a new six year term loan with Investissement Québec, the sovereign fund of the province of Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $8.8 million is outstanding at March 26, 2022. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01.

On
August 24
, 2021, the Company entered into a new
10
year loan agreement with Investissement Québec for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel
e-commerce
platform and enterprise resource planning system. As of March 26, 2022, the Company has nil outstanding on the loan.
On April 12, 2021, the Company secured a new
5-year
term loan with Business Development Bank of Canada
(“
BDC
”)
for an amount of up to $0.4
million to be used specifically to finance the renovations of the Company’s Brinkhaus store location in Calgary, Alberta. As of March 26, 2022, the Company has $0.4 million outstanding on the loan.
The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations
,
 continued adherence to the terms of its committed financings, obtain favorable payment terms from suppliers as well as to maintain specified excess
availability
levels
under its Amended Credit Facility and its Amended Term Loan. The sole financial covenant which the Company is required to adhere to under both its Amended Credit Facility and its Amended Term Loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Amended Credit Facility and under the Amended Term Loan, that would result in the outstanding balances borrowed under the Company’s Amended Credit facility and its Amended Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s Amended Credit Facility and its Amended Term Loan are subject to cross default provisions with all other loans pursuant to which the Company is in default of any other loan, the Company will immediately be in default of both the Amended Credit Facility and the Amended Term Loan. The Company met its excess availability requirements as of and throughout the fiscal year ended March 26, 2022 and as of the date these financial statements were authorized for issuance. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.
The Company’s ability to make scheduled payments of principal, or to pay the interest, or to fund planned capital expenditures and store operations will also depend on its ability to maintain adequate levels of available borrowing, obtain favorable payment terms from suppliers and its future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control.
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
The Company’s lenders under its Amended Credit Facility and its Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the amount of value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal 2022, fiscal 2021 and fiscal 2020 by the Company’s lenders.
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
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $2.0 million at March 26, 2022 and $1.8 million at March 27, 2021.

(d)	Accounts receivable:
Accounts receivable arise primarily from customers’ use of our private label and proprietary credit cards and wholesale sales and are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less expected credit losses. Several installment sales plans are offered to our private label credit card holders and proprietary credit card holders which vary as to repayment terms and finance charges. Finance charges on the Company’s consumer credit receivables, when applicable, accrue at rates ranging from 0% to 9.99% per annum for financing plans. The Company maintains allowances for expected credit losses associated with the accounts receivable recorded on the balance sheet for estimated losses resulting from the inability of its customers to make required payments. The allowance for credit losses is an estimate of expected credit losses, measured on a collective basis over the estimated life of the Company’s customer in-house
receivables and wholesale receivables. In determining expected credit losses, the Company considers historical level of credit losses, current economic trends and reasonable and supportable forecasts that affect the collectability of future cash flows. The Company also incorporates qualitative adjustments for certain factors such as Company specific risks, changes in current economic conditions that may not be captured in the quantitatively derived results, or other relevant factors to ensure the allowance for credit losses reflects the Company’s best estimate of current expected credit losses. Other relevant factors include, but are not limited to, the length of time that the receivables are past due, the Company’s knowledge of the customer, and historical write-off
experiences. Management considered and applied qualitative factors such as the unfavorable macroeconomic conditions caused by the uncertainty surrounding
COVID-19
and its potential effects.

F
-14

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
Accrued interest during the fiscal year-ended March 26, 2022 was immaterial.

(e)	Inventories:
Finished goods inventories and inventories of raw materials are valued at the lower of average cost (which includes material, labor and overhead costs) and net realizable value, which is the estimated selling price in the ordinary course of business. The Company records inventory reserves for lower of cost or net realizable value, which includes slow-moving finished goods inventory, and damaged goods, and shrink. The cost of inbound freight and duties are included in the carrying value of the inventories.
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
Intangible assets and other assets also consist of trademarks and tradenames, which are amortized using the straight-line method over a period of 15 to 20 years. The Company had $7.0 million and $5.9 million of intangible assets at cost as at March 26, 2022 and March 27, 2021, respectively. The Company had $1.0 million and $1.0 million of accumulated amortization of intangibles at March 26, 2022 and March 27, 2021, respectively.

(h)	Leases:
The Company accounts for leases in accordance with Topic 842 and recognizes a right-of-use
asset and a corresponding lease liability on the balance sheet for long-term lease agreements. We determine if an arrangement is a lease at inception. The amounts of the Company’s operating lease right-of-use
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
Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Foreign exchange gains (losses) of

($0.2) million, $1.6 million, and ($1.2) million were recorded in cost of goods sold for the years ended March 26, 2022, March 27, 2021, and
March 28, 2020, respectively and $0.1 million, $1.3 million, ($0.5) million of gains (losses) on foreign exchange were recorded in interest and other financial costs related to U.S. dollar denominated debts for the years ended March 26, 2022, March 27, 2021, and March 28, 2020, respectively.

(m)	Impairment of long-lived assets:
The Company periodically reviews the estimated useful lives of its depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition is less than its carrying value. Measurement of an impairment loss for such long-lived assets would be based on the difference between the carrying value and the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The Company recorded non-cash impairment charges of long-lived assets of nil, nil and $0.3 million, during fiscal 2022, fiscal 2021 and fiscal 2020, respectively. During fiscal 2020, these charges were associated to store leases that had a possibility of early termination.

(n)	Advertising and marketing costs:
Advertising and marketing costs are generally charged to expense as incurred and are included in selling, general and administrative expenses in the consolidated statements of operations. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses, and amounted to

$1.0 million, $0.7 million, and $1.1
million for each of the years ended March 26, 2022, March 27, 2021, and March 28, 2020, respectively. Advertising and marketing expense, net of vendor cooperative advertising allowances, amounted to $8.8 million, $6.5 million, and $7.5 million, in the years ended March 26, 2022, March 27, 2021, and March 28, 2020, respectively.

(o)	Government grants:
The Company recognizes a government grant when there is reasonable assurance that it will comply with the conditions required to qualify for the grant, and that the grant will be received. The Company recognizes government grants as a reduction to the expense that the grant is intended to offset.

(p)	Principles of consolidation:
The consolidated financial statements include the accounts of Birks Group Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated.

The Company consolidates entities in which it has a controlling financial interest based on either the variable interest entity (VIE) or voting interest model. The Company is required to first apply the VIE model to determine whether it holds a variable interest in an entity, and if so, whether the entity is a VIE. If the Company determines it does not hold a variable interest in a VIE, it then applies the voting interest model. Under the voting interest model, the Company consolidates an entity when it holds a majority voting interest in an entity.
The Company accounts for investments in which it has significant influence but not a controlling financial interest using the equity method of accounting.
The
Company entered into a joint venture with FWI LLC (FWI
), effective April 16th, 2021,
to form RMBG Retail Vancouver ULC (RMBG). The Company contributed cash and certain assets and liabilities for 49% of the legal entity comprising the joint venture. Likewise, FWI contributed cash and certain assets and liabilities in exchange for its 51% share, and controls the joint venture from the date of its inception. The Company has determined that it has significant influence but not control over the legal entity controlling the joint venture and therefore has applied the equity method of accounting to account for its investment in RMBG. As at March 26, 2022, the Company had a receivable from RMBG of $1.5 million which is presented in Accounts receivable on the balance sheet.

(q)	Earnings per common share:
Basic earnings per share (“EPS”) is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the dilutive effect of the assumed exercise of stock options and warrants.

The following table sets forth the computation of basic and diluted earnings (loss) per common share for the years ended March 26, 2022, March 27, 2021, and March 28, 2020:

	Fiscal Year Ended
	March 26, 2022	March 27, 2021	March 28, 2020
	(In thousands, except per share data)
Basic income (loss) per common share computation:
Numerator:
Net income (loss)	$1,287	$(5,838)	$(12,779)
Denominator:
Weighted-average common shares outstanding	18,346	18,005	17,968
Income (loss) per common share	$0.07	$(0.32)	$(0.71)
Diluted (loss) income per common share computation:
Numerator:
Net income (loss)	$1,287	$(5,838)	$(12,779)
Denominator:
Weighted-average common shares outstanding	18,346	18,005	17,968
Dilutive effect of stock options and warrants	448	—	—

Weighted-average common shares outstanding – diluted	18,794	18,005	17,968
Diluted income (loss) per common share	$0.07	$(0.32)	$(0.71)
The following table sets forth the computation of basic and diluted earnings (loss) from continuing operations per common share for the years ended March 26, 2022, March 27, 2021, and March 28, 2020:

	Fiscal Year Ended
	March 26, 2022	March 27, 2021	March 28, 2020
	(In thousands, except per share data)
Basic income (loss) income from continuing operations per common share computation:
Numerator:
Net income (loss) income from continuing operations	$1,287	$(5,838)	$(12,227)
Denominator:
Weighted-average common shares outstand	$18,346	18,005	17,968
Income (loss) income from continuing operations per common share	$0.07	$(0.32)	$(0.68)
Diluted income (loss) per common share computation:
Numerator:
Net income (loss) from continuing operations	$1,287	$(5,838)	$(12,227)
Denominator:
Weighted-average common shares outstanding	18,346	18,005	17,968
Dilutive effect of stock options and warrants	448	—	—

Weighted-average common shares outstanding – diluted	18,794	18,005	17,968
Diluted income (loss) from continuing operations per common share	$0.07	$(0.32)	$(0.68)

For the year ended March 26, 2022, the effect from the assumed exercise of nil Class A voting shares underlying outstanding stock options and 10,932 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended March 27, 2021, the effect from the assumed exercise of nil Class A voting shares underlying outstanding stock options and 10,932 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended March 28, 2020, the effect from the assumed exercise of 704,818 Class A voting shares underlying outstanding stock options and 382,693 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect.
Recent Accounting Pronouncements adopted during the year:
In December 2019, the FASB
issued ASU 2019-12 - Income Taxes
(Topic 740): Simplifying the Accounting for Income Taxes. This ASU is intended to reduce complexity in the accounting for income taxes while maintaining or improving the usefulness of information provided to financial statement users. The guidance amends certain existing provisions under ASC 740 to address a number of distinct items. This standard is effective for public companies in fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted the relevant aspects of this guidance on a prospective basis. The adoption of this ASU did not have a significant impact on the Company’s condensed consolidated financial statements.

(r) Recent Accounting Pronouncements not yet adopted:
There are no new accounting pronouncements issued that are expected to have a material impact to the Company in future periods.

3.	Accounts receivable and other receivables:
Accounts receivable, net of allowance for credit losses, at March 26, 2022 and March 27, 2021 consist of the following:

	As of
	March 26, 2022	March 27, 2021
	(In thousands)
Customer trade receivables	$2,710	$3,055
Other receivables	5,327	4,253
	$8,037	$7,307

Continuity of the allowance for doubtful accounts is as follows (in thousands):

Balance March 30, 2019	$434
Provision for credit losses	857
Net write offs	(326)

Balance March 28, 2020	965
Provision for credit losses	546
Net write offs	(262)

Balance March 27, 2021	$1,249
Provision for credit losses	303
Net write offs	(343)

Balance March 26, 2022	$1,209

Other receivables mainly relate to receivables from wholesale revenue, tenant allowances receivable from certain landlords, and a receivable from a joint venture (see note 1
4
).
Certain sales plans relating to customers’ use of Birks credit cards provide for revolving lines of credit and /or installment plans under which the payment terms exceed one year. The receivables repayable within a timeframe exceeding one year included under such plans, amounted to approximately $5.6 million and $5.7 million at March 26, 2022 and March 27, 2021, respectively, which are not included in customer trade receivables outlined above, and are included in long-term receivables on the Company’s balance sheet.
The following table disaggregates the Company’s accounts receivables and other receivables and long-term receivables as at March 26, 2022:

	Current	1 -30 days past due	31 -60 days past due	61 -90 days past due	Greater than 90 days past due	Total
Customer in-house receivables	$8,332	$211	$6	$46	$1,003	$9,588
Other receivables	3,811	0	119	34	84	1,121

	$12,133	$211	$125	$80	$1,087	$10,709

The following table disaggregates the Company’s accounts receivables and other receivables and long-term receivables as at March 27, 2021:

	Current	1 -30 days past due	31 -60 days past due	61 -90 days past due	Greater than 90 days past due	Total
Customer in-house receivables	$7,677	$386	$74	$286	$764	$9,187
Other receivables	4,798	88	30	53	73	5,042

	$12,474	$474	$104	$339	$837	$14,229

4.	Inventories:
Inventories, net of reserves, are summarized as follows:

	As of
	March 26, 2022	March 27, 2021
	(In thousands)
Raw materials and work in progress	$716	$813
Finished goods	78,191	96,976

	$78,907	$97,789

Continuity of the inventory reserves are as follows (in thousands):

Balance March 30, 2019	$1,895
Additional charges	342
Deductions	(390)
Balance March 28, 2020	1,847
Additional charges	291
Deductions	(200)
Balance March 27, 2021	1,938
Additional charges	85
Deductions	(248)

Balance March 26, 2022	$1,775

5.	Property and equipment:
The components of property and equipment are as follows:

	As of
	March 26, 2022	March 27, 2021
	(In thousands)
Leasehold improvements	33,665	35,877
Furniture, fixtures and equipment	12,037	13,121
Software and electronic equipment	11,039	9,839

	56,741	58,837
Accumulated depreciation and impairment charges	(33,960)	(34,341)

	$22,781	$24,496

The Company wrote off $6.2 million of gross fixed assets that were fully amortized during the year ended March 26, 2022 (March 27, 2021
—
$1.6 million), mostly related to leasehold improvements. Property and equipment, having a cost of $0.3 million and net book value of $0.3 million at March 26, 2022, and a cost of $0.3 million and a net book value of $0.3 million at March 27, 2021, are under finance leasing arrangements.

6.	Bank indebtedness:
As of March 26, 2022 and March 27, 2021, bank indebtedness consisted solely of amounts owing under the Company’s Amended Credit Facility
 (defined below),
which had an outstanding balance of $43.2 million ($43.7 million net of $0.5 million of deferred financing costs) and $53.4 million ($53.7 million net of $0.3 million of deferred financing costs), respectively. The Company’s Amended Credit Facility is collateralized by substantially all of the Company’s assets. The Company’s excess borrowing capacity was $19.1 million as of March 26, 2022 and $18.8 million as of March 27, 2021. The Company met its excess availability requirements throughout fiscal 2022, and as of the date of these financial statements.
The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its $85.0 million Amended Credit Facility with Wells Fargo Canada Corporation. On October 23, 2017, the Company entered into a credit facility with Wells Fargo
Capital Finance
Corporation
Canada
for a maximum amount of $85.0 million and maturing in October 2022. On December 24, 2021, the Company entered into an amended and restated senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo Canada Corporation. The Amended Credit Facility extended the maturity date of the Company’s pre-existing
loan from October 2022 to December 2026. The Amended Credit Facility, also provides the Company with an option to increase the total commitments thereunder by up to $5.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Amended Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5%—2.0% depending on the Company’s excess availability levels. Under the Amended Credit Facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout fiscal 2022.
On June 29, 2018, the Company secured a $12.5 million Term Loan maturing in October 2022 with Crystal Financial LLC (“Crystal”) now known as SLR Credit Solutions (“SLR”). On December 24, 2021, the Company entered into an amended and restated senior secured term loan (“Amended Term Loan”) with Crystal
.
The Amended Term Loan extended the maturity date of the Company’s pre-existing
loan from October 2022 to December 2026. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of CDOR plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants. Under the Amended Term Loan, the Company is required to adhere to the same financial covenant as under the Amended Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Amended Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $5.0 million and from January 21st to January 31st of each year of $2.0 million. The Term Loan is required to be repaid upon maturity.
 Fees incurred in fiscal 2022 in connection with the new facilities were $0.6 million.
The Company’s borrowing capacity under both its Amended Credit Facility and its Amended Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

Both the Company’s Amended Credit Facility and its Amended Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its Amended Credit Facility and its Amended Term Loan. In the event that excess availability falls below $8.5 million for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Company’s Amended Credit Facility and its Amended Term Loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s Amended Credit Facility and its Amended Term Loan become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.
The Company’s Amended Credit Facility and its Amended Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations; the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or ii) maintain excess availably of at least 25% of the line cap and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Company’s
Amended Credit Facility
and its
Amended Term Loan
provide that no financial covenants are required to be met other than already described.
The Company’s lenders under its Amended Credit Facility and its Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under its credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operations of its business, ii) cover any deterioration in the value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal year 2022 by the Company’s lenders.
The information concerning the Company’s bank indebtedness is as follows:

	Fiscal Year Ended
	March 26, 2022	March 27, 2021
	(In thousands)
Maximum borrowing outstanding during the year	$56,155	$64,121
Average outstanding balance during the year	$47,155	$56,807
Weighted average interest rate for the year	2.7%	2.9%
Effective interest rate at year-end	3.0%	2.6%
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

7.	Long-term debt:

(a)	Long-term debt consists of the following:

	As of
	March 26, 2022	March 27, 2021
	(In thousands)
Term loan from SLR Credit Solutions, bearing interest at an annual rate of CDOR plus 7.75% (CDOR plus 8.25% in fiscal 2021), repayable at maturity in December 2026, secured by the assets of the Company (net of deferred financing costs of $314,000 a nd $167,000, respectively). Refer to note 6 for additional information.	12,186	12,333
$10 million term loan from Investissement Québec, bearing interest at an annual rate of 3.14%, repayable in 60 equal payments beginning in July 2021 (net of deferred financing costs of $20,000 and $44,000, respectively).	8,816	9,956
$0.4 million term loan from Business Development Bank of Canada, bearing interest at an annual rate of 8.3% repayable in 72 monthly payments beginning in May 2021.	374	—
USD $1.5 million cash advance owing to the Company’s controlling shareholder, Montel, bearing interest at an annual rate of 11%, net of withholding taxes (note 14 (c))	1,875	1,887
USD $2.5 million loan owing to the Company’s controlling shareholder, Montel, bearing interest at an annual rate of 11%, net of withholding taxes (note 14 (c)). Repayable in August 2021.	—	1,573
Obligations under finance leases, at annual interest rates between 2.2% and 3.9%, secured by leasehold improvements, furniture, and equipment, maturing at various dates to June 2025.	249	273

	23,500	26,022
Current portion of long-term debt	2,129	2,960

	$21,371	$23,062

(b)
On July 8, 2020, the Company secured a new
six-year
term loan with Investissement Québec in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company. The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On June 2, 2021, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 26, 2022. As at March 26, 2022, the working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) was 1.11.

c)
On April 12, 2021, the Company secured a new
5-year
term loan with Business Development Bank of Canada (BDC) for an amount of up to $0.4 million to be used specifically to finance the renovations of the Company’s Brinkhaus store location in Calgary, Alberta. As of March 26, 2022, the Company has $0.4 million outstanding on the loan. The loan bears interest at a rate of 8.3% per annum and is repayable in 72 monthly payments.

(d)	Future minimum lease payments for finance leases required in the following five years are as follows (in thousands):

Year ending March:
2023	$75
2024	69
2025	67
2025	54
2026	—
265
Less imputed interes t	16

$249

(e)	Principal payments on long-term debt required in the following five years and thereafter, including obligations under finance leases, are as follows (in thousands):

Year ending March:
2023	$2,146
2024	2,141
2025	2,139
2026	1,794
2027	13,387
Thereafter	1,893

$23,500

(f)	As of March 26, 2022 and March 27, 2021, the Company had $0.6 million, and $0.6 million of outstanding letters of credit which were provided to certain lenders, respectively.

8.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:

(i)
The Company can issue stock options, stock appreciation rights, deferred share units and restricted stock units to executive management, key employees and directors under the following stock-based compensation plans. The Company’s stock trades on the NYSE American and is valued in USD, as such all prices in this note will be denominated in USD.

The Company has a
Long-Term
Incentive Plan under which awards may be made in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of the Company. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The Long-Term Incentive Plan provided for the grant of units and performance units or share awards. As of March 26, 2022, there were 46,000 cash-based stock appreciation rights that were exercisable under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $1.12. The Company has not made any grants under this incentive plan in the past three years. As at March 26, 2022, the Company has recognized a liability of $0.3 million in relation to these stock appreciation rights ($0.3 million as at March 27, 2021).
As of March 26, 2022, there were stock options to purchase 135,000 Class A voting shares outstanding under the Long-Term Incentive Plan. During fiscal 2022, 2021, and 2020 no stock options were granted under the Long-Term Incentive Plan. As of March 26, 2022, 100% of the outstanding stock options were fully vested, accordingly unrecognized compensation relating to these options are nil. Total compensation cost for options recognized in expenses was nil, nil, and ($26,000) during fiscal 2022, 2021, and 2020, respectively. This plan expired in February 2016 and no further awards will be granted under this plan. However, the Long-Term Incentive Plan will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms.

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Further to the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time
be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. As of March 26, 2021, there were a total of 1,000,000 shares of the Company’s Class A voting shares are reserved for issuance under the Omnibus LTIP. On January 1
1
, 2022, the Omnibus LTIP was amended to increase the number of the Company’s Class A voting shares reserved for issuance under the Omnibus LTIP from 1,000,000 to 1,500,000. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of March 26, 2022, there were stock options to purchase 122,000 Class A voting shares outstanding under the Omnibus LTIP, all of which were granted during fiscal 2017, with a three year vesting period, with an average exercise price of $1.43 and an expiration date of 10 years after the grant date. No additional stock options were granted under this plan since then. As of March 26, 2022, 100% of the outstanding stock options were fully vested, accordingly unrecognized compensation relating to these options are nil. Total compensation cost for options recognized in expenses was nil, nil, and $21,000 during fiscal 2022, 2021, and 2020, respectively.
As at March 28, 2020, the Company had outstanding employee stock options issued under the Birks Employee Stock Option Plan (the “Birks ESOP”). Effective November 15, 2005, no awards are permitted to be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms. In March 2010, the Company offered employees who held options under this plan the right to amend their current options. The amended options terms would be consistent with the original grant except that the new options would have a lower exercise price, be exercisable for a lesser number of the Company’s Class A voting shares, have a new ten-year
term and be subject to different terms in the event of a change in control or if the Company had a going-private
transaction. The amended options have an exercise price of $1.05 per share. As of March 26,
2022, March 27, 2021, and March 28, 2020, there were nil, nil, and 2,818, Class A voting shares underlying options granted under the
Birks ESOP, respectively. No compensation expense was required to be recorded related to the amended option transaction and no compensation expense was required to be recorded for the outstanding option under this plan for the years ended March 26,
2022, March 27, 2021, and March 28, 2020.
The following is a summary of the activity of Birks’ stock option plans and arrangements.

	Options	Weighted average exercise price
Outstanding March 30, 2019	741,060	$1.13
Equity cash-out payment(a)	(10,000)	1.00
Forfeited	(26,242)	1.11

Outstanding March 28, 2020	704,818	1.14
Exercised	(226,853)	0.78
Forfeited	(82,818)	1.43

Outstanding March 27, 2021	395,147	1.13
Exercised	(138,147)	0.94
Forfeited	—	—

Outstanding March 26, 2022	257,000	$1.09

(a)
In connection with its restructuring initiative, the Company offered an equity cash-out
payment of $20,000 (USD$16,000) to a former senior executive for 35,000 options under the Long-term incentive plan, 14,000 options under the Omnibus LTIP and 2,400 options under the Birks ESOP.

A summary of the status of Birks’ stock options at March 26, 2022 is presented below:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.78	135,000	3.5	$0.78	135,000	$0.78
$1.43	122,000	4.6	1.43	122,000	1.43
	257,000	4.0	$1.09	257,000	$1.09

(b)
As of March 27, 2021, the Company had outstanding warrants exercisable into 202,661 shares of the Company’s Class A voting shares (251,484 as of March 27, 2021, 382,693 as of March 28, 2020). These warrants have a weighted average exercise price of $3.49 per share and expire on August 20, 2022. These awards are fully vested and no additional compensation expense will be recognized. 48,823 warrants were exercised in fiscal 2022 for proceeds of USD $163,000 (approximately $210,000 in Canadian dollars).

(c)	Restricted stock units and deferred share unit plans:
On September 17, 2020 the Company issued 375,000 cash settled restricted stock units
(“RSUs”)
to members of senior management under the Omnibus LTIP. These units vest after three years and expire one month following the vesting date. Compensation expense is based on the fair value of the RSU and the liability is re-measured
at each reporting period. During fiscal 2022, 125,000 of the September 17, 2020 issued units had vested (68,000 during fiscal 2021). On December 20, 2021, the Company converted 325,000 of the outstanding cash-settled RSUs to equity settled awards and as a result, the liability outstanding at that date of $0.9 million was reclassified to additional paid in capital. At March 26, 2022, there were 50,000 outstanding cash-settled RSUs (March 27, 2021 – 375,000) and 325,000 outstanding equity-settled RSUs (March 27, 2021 – nil).
The Company also issued cash settled deferred share units
(“DSUs”)
to members of the board of directors on September 16, 2021 (61,470 units), September 17, 2020 (223,878 units), October 7, 2019 (157,890 units) and June 20, 2019 (86,954 units),. During fiscal 2022 and fiscal 2021, no DSUs were exercised. During fiscal 2020, 36,715 DSUs were exercised following the retirement of a board member. On December 20, 2021, the Company converted 750,482 of the outstanding cash-settled DSUs to equity settled awards and as a result, the liability outstanding at that date of $4.6 million was reclassified to additional paid in capital. At March 26, 2022, nil cash-settled DSUs were outstanding (March 27, 2021–689,012) and 750,482 equity-settled DSUs were outstanding (March 27, 2021 – nil). These units are exercisable immediately upon the date the member ceases being a director and expire on December 31 of the following year.

A summary of the status of the Company’s cash-settled
RSUs
and cash settled
DSUs
at March 26, 2022 is presented below:
The fair value of cash settled DSUs is measured based on the Company’s share price at each period end. As at March 26, 2022, the liability for all cash settled DSU’s was nil (March 27, 2021
—
$3.1 million). The closing stock price used to determine the liability for fiscal 2021 was $3.62. Total compensation cost (gain) for DSUs recognized in expense was $1.5 million, $3.0 million and nil in fiscal 2022, 2021, and 2020.

DSU
Outstanding March 30, 2019	257,005
Grants of new units	244,844
Settled in cash	(36,715)
Outstanding March 28, 2020	465,134
Grants of new units	223,878
Outstanding March 27, 2021	689,012
Grants of new units	61,470
Converted to equity-settled awards	(750,482)
Outstanding March 26, 2022	—
The fair value of cash settled RSUs is measured based on the Company’s share price at each period end. As at March 26, 2022, the liability for all vested cash settled RSUs was $0.2 million (March 27, 2021
—
$0.3 million). The closing stock price used to determine the liability was $5.12 for fiscal 2022 and $3.62 for fiscal 2021. Total compensation cost for cash-settled RSU’s recognized in expense was $0.8 million, $0.3 million, and nil in fiscal 2022, 2021, and 2020. Total compensation cost for equity-settled RSU’s recognized in expense was $0.2 million, nil, and nil in fiscal 2022, 2021, and 2020. The weighted average remaining contractual life of the unvested cash-settled RSU’s is 1.2 years.

RSU
Outstanding March 30, 2019	102,000
Settled in cash	(102,000)
Outstanding March 28, 2020	0
Grants of new units	375,000
Outstanding March 27, 2021	375,000
Converted to equity-settled awards	(325,000)
Outstanding March 26, 2022	50,000
A summary of the status of the Company’s equity-settled deferred share units at March 26, 2022 is presented below:

DSU
Outstanding March 27, 2021	—
Converted from cash-settled awards	750,482
Outstanding March 26, 2022	750,482
A summary of the status of the Company’s equity-settled restricted share units at March 26, 2022 is presented below:

RSU
Outstanding March 27, 2021	—
Converted from cash-settled awards	325,000
Outstanding March 26, 2022	325,000
The equity settled RSUs and DSUs are recorded at fair value at grant or modification date and not subsequently re-measured.

9.	Income taxes:

(a)
The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 26, 2022, the Company had no accrued interest or penalties related to uncertain tax positions due to available tax loss carry forwards. The tax years 2015 through 2022 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company evaluates its deferred tax assets to determine if any adjustments to its valuation allowances are required. As part of this analysis, the Company could not reach the required conclusion that it would be able to more likely than not realize the value of net deferred tax assets in the future. As a result, the Company has a non-cash
valuation allowance of $22.7 million (March 27, 2021
—$
24.6 million) against the majority of the Company’s net deferred tax assets.

The significant items comprising the Company’s net deferred tax assets at March 26, 2022 and March 27, 2021 are as follows:

	Fiscal Year Ended
	March 26, 2022	March 27, 2021
	(In thousands)
Deferred tax assets:
Loss and tax credit carry forwards	$12,745	$14,801
Difference between book and tax basis of property and equipment	6,024	4,757
Operating lease right-of-use asset	4,082	3,997
Other reserves not currently deductible	212	1,187
Other	(403)	(177)

Net deferred tax asset before valuation allowance	22,660	24,565
Valuation allowance	(22,660)	(24,565)

Net deferred tax asset	$—	$—

The Company’s income tax expense (benefit) consists of the following components:

	Fiscal Year Ended
	March 26, 2022	March 27, 2021	March 28, 2020
	(In thousands)
Income tax expense (benefit):
Current	$—	$—	$—
Deferred	1,781	(1,606)	(3,195)
Valuation allowance	(1,781)	1,606	3,195
Income tax expense	$—	$—	$—
The Company’s current tax payable was nil at March 26, 2022, March 27, 2021 and March 28, 2020.
The Company’s provision for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended
	March 26, 2022	March 27, 2021	March 28, 2020
Canadian statutory rate	26.1%	26.2%	26.6%
Rate differential for U.S. operations	0.0%	0.0%	0.0%
Utilization of unrecognized losses and other tax attributes	(130.8%)	(27.3%)	(26.4%)
Permanent differences and other	104.7%	(1.1%)	(0.2%)

Total	0%	0%	0%

(b)
At March 26, 2022, the Company had federal
non-capital
losses of $44.5 million available to reduce future Canadian federal taxable income and investment tax credits (“ITC’s”) in Canada of $0.3 million available to reduce future Canadian federal income taxes payable which will expire between 2030 and 2042. The Company also has capital losses of $1.4 million available to reduce future Canadian capital gains. The capital losses will not expire.

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

	Class A common stock		Class B common stock		Total common stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance as of March 28, 2020	10,252,911	$35,613	7,717,970	$57,755	17,970,881	$93,368

Exercise of stock options	358,062	1,748	—	—	358,062	1,748

Balance as of March 27, 2021	10,610,973	37,361	7,717,970	$57,755	18,328,943	$95,116

Exercise of stock options and warrants	184,470	522	—	—	184,470	522

Balance as of March 26, 2022	10,795,443	$37,883	7,717,970	$57,755	18,513,413	95,638

On February 6, 2022, the Company was notified by NYSE American LLC (“NYSE American”) that it was back in compliance with all of the NYSE American continued listing standards set forth in Part 10 of the NYSE American Company Guide (“Company Guide”). As previously reported, on August 13, 2020, the Company was notified by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(ii) of the Company Guide. That section applies if a listed company has stockholders’ equity of less than U.S. $4.0 million and has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. Furthermore, on December 9, 2020, the Company was notified by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(i) of the Company Guide. That section applies if a listed company has stockholders’ equity of less than U.S.$2.0 million and has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years. Lastly, on June 25, 2021, the Company was notified by NYSE American that it was not in compliance with the continued listing standards as set forth in Section 1003(a)(iii) of the Company Guide which applies if a listed company has stockholders’ equity of less than U.S. $6.0 million and has reported losses from operations and/or net losses in its five most recent fiscal years.
In accordance with the procedures and requirements of Section 1009 of the Company Guide, the Company submitted its plan of compliance on September 6, 2020 addressing how the Company intends to regain compliance with Section 1003(a)(ii) of the Company Guide. On October 22, 2020, NYSE American notified the Company that it accepted the compliance plan and granted the Company an extension for its continued listing until February 6, 2022 (the “Plan Period”). During the Plan Period, the Company submitted quarterly plan updates for review by the NYSE American, such quarterly updates were all accepted by the NYSE American. At the end of the Plan Period, the Company met the requirement to have stockholders’ equity above U.S. $6.0 million. As a result
,
 the Company received a letter from the NYSE American confirming that the Company regained compliance with Sections 1003(a)(i), (ii) and (iii) of the Company Guide. As at March 26, 2022, the Company has stockholder’s equity of $5.9 million (USD $4.8 million) and net income of $1.4 million (USD $1.1 million), and is thereby compliant with all of the NYSE American continued listing standards set forth in Part 10 of the Company Guide.

11.	Leases:
Amounts recognized in the consolidated statement of operations were as follows:

	March 26, 2022	March 27, 2021	March 28, 2020
		(In thousands)
Fixed operating lease expense	$12,155	$12,495	$12,704
Variable operating lease expense (1)	3,482	927	4,437

Total lease expense	$15,637	$13,422	$17,141

(1)
In May 2020, the FASB issued guidance to Topic 842, Leases, exempting lessees from determining whether
COVID-19
related rent concessions are lease modifications when certain conditions are met. In accordance with the guidance issued, the Company adopted the amendment effective March 29, 2020 and elected not to treat COVID-19 related rent concessions as lease modifications. As such, for the period ended March 26, 2022, rent concessions of $1.5 million (March 27, 2021 of $4.1 million, March 28, 2020 of nil) were recognized in the consolidated statement of operations as a negative variable rent expense.

Variable operating lease expense includes percentage rent, taxes, mall advertising and common area maintenance charges
The weighted average remaining operating lease term was 5 years and the weighted average discount rate was 10.0% for all of the Company’s operating leases as of March 26, 2022.
The following table provides supplemental cash flow information related to the Company’s operating leases:

	March 26, 2022	March 27, 2021	March 28, 2020
		(In thousands)
Cash outflows from operating activities attributable to operating leases (1)	$11,954	$9,186	$10,245
Right-of-use assets obtained in exchange for Operating lease liabilities (2)	5,612	2,562	3,509

(1)	Net of $1.5 million rent concessions associated to base rent for the period ended March 26, 2022 and net of $4.1 million rent concessions associated to base rent for the period ended March 27, 2021.
(2)
Right-of-use
assets obtained are recognized net of leasehold inducements. For the period ending March 26, 2022, leasehold inducements totaled $1.0 million of which $0.7 million is included in Accounts Receivable. For the period ending March 27, 2021, leasehold inducements totaled $2.3 million of which $1.1 million is included in Accounts Receivable.

The following table reconciles the undiscounted cash flows expected to be paid in each of the next five fiscal years and thereafter to the operating lease liability recorded on the Consolidated Balance Sheet for operating leases and finance leases which is included in long-term debt on the existing as of March 27, 2021.

Minimum Lease Payments as of March 26, 2022
(in thousands)
Year ending March:	Operating
2023	13,961
2024	13,379
2025	12,455
2026	11,373
2027	10,968
Thereafter	53,059

Total minimum lease payments	115,195
Less: amount of total minimum lease payments representing interest	(41,475)

Present value of future total minimum lease payments	73,720
Less: current portion of lease liabilities	(6,963)
Long-term lease liabilities	$66,757

12.	Contingencies:

(a)
The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigation and subject to claims. While the final outcome with respect to claims and legal proceedings pending at March 26, 2022 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

(b)
From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. At March 26, 2022 and
March 27, 2021, the amount guaranteed under such arrangements was approximately $1.2 million and $1.4 million, respectively. At March 26,
2022 and March 27, 2021, the Company has recorded in accrued liabilities a reserve of nil and nil, respectively, associated with this guaranteed amount.

13.	Segmented information:
The Company has two reportable segments Retail and Other. As of March 26, 2022, Retail operated 23 stores across Canada under the Maison Birks brand, 1 retail location in Calgary under the Brinkhaus brand and 2 retail locations in Vancouver under the Graff and Patek Philippe brands. During fiscal 2022, the Company closed three stores operating under the Maison Birks banner and did not open any new stores. Other consists primarily of our
e-commerce
business, wholesale business and gold exchange program. The two reportable segments are managed and evaluated separately based on unadjusted gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.
Certain information relating to the Company’s segments for the years ended March 26, 2022, March 27, 2021, and March 28, 2020, respectively, is set forth below:

	Retail			Other			Total
	2022	2021	2020	2022	2021	2020	2022	2021	2020
	(In thousands)
Sales to external customers	$167,819	$130,758	$160,981	$13,523	$12,310	$8,439	$181,342	$143,068	$169,420
Inter-segment sales	—	—	—	574	681	3,606	574	681	3,606
Unadjusted Gross profit	72,061	51,029	64,210	6,961	5,989	4,074	79,022	57,018	68,284
The following sets forth reconciliations of the segments’ gross profits and certain unallocated costs to the Company’s consolidated gross profits for the years ended March 26, 2022, March 27, 2021, and March 28, 2020.:

	Fiscal Year Ended
	March 26, 2022	March 27, 2021	March 28, 2020
	(In thousands)
Unadjusted gross profit	$79,022	$57,018	$68,284
Inventory provisions	(383)	(736)	(475)
Other unallocated costs	(2,445)	38	(3,586)
Adjustment of intercompany profit	26	30	254

Gross profit	$76,220	$56,350	$64,477

Sales by classes of similar products and by channel were as follows:

	Retail			Other			Total
	2022	2021	2020	2022	2021	2020	2022	2021	2020
	(In thousands)
Jewelry and other	$78,586	$55,743	$81,736	$11,936	$11,553	$8,439	$90,522	$67,296	$90,175
Timepieces	89,233	75,015	79,245	1,587	757	—	90,820	75,772	79,245

	$167,819	$130,758	$160,981	$13,523	$12,310	$8,439	$181,342	$143,068	$169,420

14.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the consolidated financial statements except the following:

	Fiscal Year Ended
	March 26, 2022	March 27, 2021	March 28, 2020
		(In thousands)
Expenses incurred:
Management fees to related parties (b)	—	—	—
Consultant fees to a related party (d) & (g)	237	209	229
Expense reimbursement to a related party (e)	36	30	68
Interest expense on cash advance received from controlling shareholder (c)	297	370	426
Compensation paid to a related party (f)	364	332	345
Balances:
Accounts payable to related parties	75	66	231
Interest payable on cash advance received from controlling shareholder (c)	15	269	448
Receivable from joint venture (h)	1,543	—	—

(b)
Effective January 1, 2016, the Company entered into a management consulting services agreement with Gestofi S.A. (“Gestofi”), all in accordance with the Company’s Code of Conduct relating to related party transactions. Under the management consulting services agreement, Gestofi provides the Company with services related to the obtaining of financing, mergers and acquisitions, international expansion projects, and such other services as the Company may request. Under the agreement, the Company paid an annual retainer of €140,000 (approximately $202,000 in Canadian dollars). The original term of the agreement was until December 31, 2016 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In November 2018, the agreement was renewed on the same terms and conditions except that the retainer was reduced to €40,000 (approximately $61,000 in Canadian dollars). In March 2019, the agreement was amended to (i)
waive
the yearly retainer and reimburse only the
out-of-pocket
expenses related to the services, and (ii) allow for a success fee to be mutually agreed upon between the Company and Gestofi in the event that financing or a capital raise is achieved. This agreement has been renewed annually and was renewed in November 2021 for an additional one-year
term. In fiscal 2022, 2021, and 2020, the Company incurred

expenses of nil, nil, and nil respectively, under this agreement to Gestofi.

(c)
The Company has a cash advance outstanding from its controlling shareholder, Montel S.à.r.l. (“Montel”, formerly Montrovest), of USD$1.5 million (approximately $2 million in Canadian dollars) originally received in May 2009 from Montrovest. This cash advance was provided to the Company by Montrovest to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s Credit Facility and Term Loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s Credit Facility permit such a payment. At March 26, 2022 and March 27, 2021 advances payable to the Company’s controlling shareholder amounted to USD$1.5 million (approximately $1.9 million and $1.9 million in Canadian dollars), respectively.

On July 28, 2017, the Company received a USD $2.5 million (approximately $3.3 million in Canadian dollars) loan from Montrovest (now Montel), to finance its working capital needs. This loan bears interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is due and payable in two equal payments of USD$1.25 million (approximately $1.55 million in Canadian dollars) in each of July 2018 and July 2019. During fiscal year 2019, USD$1.25 million (approximately $1.55 million in Canadian dollars) was repaid. In May 2019, Montel granted the Company a one year extension of the term of the outstanding balance of $1.8 million
(USD $1.25 million) which was scheduled to be fully repaid in July 2019. In December 2019, the Company obtained a one-year
moratorium on principal repayments and as such the loan became due in December 2020. In June 2020, the Company obtained a new moratorium on principal repayments and as such the loan will become due the earlier of August 31, 2021 or 10 days following a recapitalization. On September 25, 2021, the remaining principal balance on the loan of approximately $1.6 million (U.S. $1.25 million) was repaid. At March 27, 2021, loans payable to the Company’s controlling shareholder amounted to USD$1.25 million (approximately $1.6 million in Canadian dollars).

Due to the Montrovest Merger, Montrovest’s separate legal existence ceased and as a result of such merger, the cash advance agreements as well as the loan agreement have been assumed by Montel.

(e)
In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl, of certain expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s then Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s Chairman of the Executive Committee and the Company’s current Executive Chairman of the Board, for the work performed on behalf of the Company, up to a yearly maximum of USD$260,000 (approximately $340,000 in Canadian dollars). The yearly maximum was reduced to USD$130,000 (approximately $170,000 in Canadian dollars), and in fiscal 2019 the terms were amended so that only administrative support and analytical service costs can be reimbursed. This agreement was further renewed in March

2020 on the same terms and conditions except that the expenses would be invoiced in Euros. In March 2022, the agreement was renewed for an additional one-year term on the same terms and conditions. During fiscal 2022, 2021, and 2020, the Company incurred expenses of €24,000, €20,000, and €46,000, (approximately $35,000, $30,000, and $68,000 in Canadian dollars) respectively to Regaluxe Srl under this agreement.

(f)
Effective January 1, 2017, the Company agreed to total annual compensation of €250,000 (approximately $388,000 in Canadian dollars),

with Mr. Niccolò Rossi di Montelera in connection with his appointment as Executive Chairman of the Board and Chairman of the Executive Committee. As an effort to mitigate the financial impact of
COVID-19,
from the onset of the
COVID-19
pandemic, Mr. Niccolò Rossi di Montelera agreed to a
COVID-19
fee reduction of 20% for the months of April, May and June 2020, 10% for the months of July to December, and 20% for the months of January to March 2021 In fiscal 2022, 2021, and 2020, the Company incurred costs of €250,000, €213,000 and €233,000 (approximately $364,000, $332,000, and $345,000 in Canadian dollars), respectively in connection with this agreement.

(g)
On March 28, 2018, the Company’s Board of Directors approved the Company’s entry into a consulting services agreement with Carlo Coda Nunziante effective April 1, 2018. Under the agreement, Carlo
Coda-Nunziante,
the Company’s former Vice President, Strategy, is providing advice and assistance on the Company’s strategic planning and business strategies for a total annual fee, including reimbursement of out-of-pocket
expenses of €146,801 (approximately $222,000 in Canadian dollars), net of applicable taxes. In fiscal 2022, 2021 and 2020, the Company incurred charges of €162,000, €135,000 and €154,000 (approximately $237,000, $209,000 and

$229,000 in Canadian dollars), including applicable taxes, respectively.
This agreement has been renewed in March 2022 for an additional one-year term upon the same terms and conditions.

(h)
On April 16, 2021, the Company entered into a joint venture with FWI LLC (FWI) to form RMBG Retail Vancouver ULC (RMBG). The Company contributed cash and certain assets and liabilities for 49% of the legal entity comprising the joint venture. Likewise, FWI contributed cash and certain assets and liabilities in exchange for its 51% share, and controls the joint venture from the date of its inception. The Company has determined that it has significant influence but not control over the legal entity controlling the joint venture and therefore has applied the equity method of accounting to account for its investment in RMBG. As at March 26, 2022, the Company had a receivable from RMBG of $1.5 million which is presented in Accounts receivable on the balance sheet.
 The receivable is reimbursed from the actual profits of the business. Dividends are only paid to the shareholders after the repayment of the shareholder’s loans. Profits will be distributed annually or as approved by the directors at their annual meetings in accordance with their respective shareholdings. RMBG incurred immaterial losses in fiscal 2022
.

1 5 .	Financial instruments:
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
The Company has determined that the carrying value of its cash and cash equivalents, accounts receivable, long-term receivables, accounts payable and accrued liabilities approximates fair values as at the balance sheet date. As of March 26, 2022 and March 27, 2021, for the
$43.2 million and $53.4 million, respectively, of bank indebtedness and the $12.2 million and $12.3 million, respectively of long-term
debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.
As of March 26, 2022 and March 27, 2021, the fair value of the remaining $11.0 million and $13.7million, respectively of fixed-rate long-term debt is estimated to be approximately $10.2 million and $12.9 million, respectively. The fair value was determined by discounting the future cash flows of each instrument at the current market interest rates for the same or similar debt instruments with the same remaining maturities adjusted for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Company considered interest rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s lenders. As a result, the Company has determined that the inputs used to value these long-term debts fall within Level 3 of the fair value hierarchy.

1 6 .	Government grants
In response to the
COVID-19
pandemic, various government programs have been announced to provide financial relief for affected businesses.
The Government of Canada announced the CEWS program in April 2020. CEWS provides a wage subsidy on eligible paid compensation, subject to limits per employee, to eligible employers based on certain criteria, including demonstration of certain revenue declines as a result of COVID-19. The Company has determined that it had qualified for this subsidy for certain intermittent periods during fiscal 2022 and during fiscal 2021 and has, accordingly, applied for the CEWS for said periods. During fiscal 2022, the Company has recognized
$0.5 million of CEWS ($1.4 million during fiscal 2021) which has been recorded as a reduction to the eligible employee compensation expense incurred by the Company during this period (within selling, general, and administrative expenses). As at March 26, 2022, $0.5 million of CEWS claimed during the period has been collected and nil is included within Account Receivable on the consolidated balance sheet. As at March 27, 2021, $1.4 million of CEWS had been collected and 0.4 million was included within Accounts Receivable on the consolidated balance sheet.

The Government of Canada announced the CERS program in October 2020. CERS provides a rent subsidy for eligible property expenses, such as occupancy costs, based on certain criteria and is proportional to revenue declines as a result of
COVID-19.
The Company has determined that it had qualified for this subsidy for certain intermittent periods in fiscal 2022 and fiscal 2021 and has accordingly applied for the CERS for said periods. For the fiscal year ended March 26, 2022 and March 27, 2021, the Company has recognized $0.5 million and $0.5 million of CERS respectively and has recorded it as a reduction to the eligible occupancy expense incurred by the Company during this period (within selling, general and administrative expenses). As at March 26, 2022, $0.5 million CERS has been collected and nil is included within Account Receivable on the consolidated balance sheet. As at March 27, 2021, nil of CERS had been collected and $0.5 million was included within Accounts Receivable on the consolidated balance sheet.