Form 20-F
period 2023-03-25
BIRKS GROUP INC.
filed 2023-06-23
CIK 1179821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 25, 2023
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

11,112,999	Class A Voting Shares, without nominal or par value
7,717,970	Class B Multiple Voting Shares, without nominal or par value
0	Series A Preferred Shares, without nominal or par value, issuable in series
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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

Auditor Firm ID: 85	Auditor Name : KPMG LLP	Auditor Location: Montreal, QC, Canada

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

Presentation of Financial and Other Information

Throughout this Annual Report, we refer to our fiscal year ending March 25, 2023, as fiscal 2023, and our fiscal years ended March 26, 2022, and March 27, 2021, as fiscal 2022 and 2021, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 25, 2023, March 26, 2022, and March 27, 2021 each consisted of 52 weeks, respectively.

All figures presented in this Form 20-F are in Canadian dollars unless otherwise specified.

Current developments

COVID-19 and other external risk factors

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus disease (COVID-19) a pandemic and a global emergency. During fiscal years 2020, 2021 and 2022, the Company experienced intermittent government mandated closures of its retail stores as well as capacity restrictions in accordance with guidelines of local government authorities and public health officials. No such government mandated store closures or capacity restrictions were required during fiscal 2023.

During fiscal 2023, all of the Company’s stores were open, albeit, in some cases, at reduced operating hours. During fiscal 2022, seven of the Company’s ten Ontario stores were temporarily closed for an 11-week period between April 17, 2021 and June 30, 2021. In addition, the Company’s Toronto Flagship store on Bloor street was temporarily closed for an eight-week period between April 17, 2021 and June 11, 2021 and the Company’s two Ottawa area stores were temporarily closed for a 13 week period between April 8, 2021 and June 30, 2021. Furthermore, one of our Quebec stores was also temporarily closed for a five week period from April 1, 2021 to May 10, 2021. Across the retail store network, no shopping days were lost due to temporary store closures in fiscal 2023, as compared to approximatively 7% of shopping days that were lost during fiscal 2022 and approximatively 31% that were lost in fiscal 2021. As of the date of this Form 20-F, all of the Company’s stores are open for in-person shopping.

While all restrictions have been lifted in Canada as of the date of this Form 20-F and the World Health Organization has declared that COVID-19 is no longer a global pandemic, future developments are not in the Company’s control, and therefore the full extent of the impact of COVID-19 on the Company’s operations, results from operations, and financial condition remain uncertain and dependent on future developments which are not in the Company’s control, including the duration and possible resurgence of COVID-19, if any, as well as its impact on consumer spending. The Company will continue to evaluate the impact of COVID-19 on its operations, results from operations and financial condition, along with the potential impacts of current macroeconomic factors including inflation, changes in interest rates and stock market volatility and their potential impacts on customer behavior and consumer spending. Inflationary pressures may persist in future periods and may have an adverse effect on our ability to maintain current SG&A expenses as a percentage of revenue.

The Company believes recent general economic conditions, including rising inflation and interest rates, could lead to a slow-down in certain segments of the global economy and affect the amount of discretionary income spent by potential consumers to purchase the Company’s products. If global economic and financial market conditions persist or worsen, the Company’s sales may decrease, and the Company’s financial condition and results of operations may be adversely affected.

Forward-Looking Information

This Annual Report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including, without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) heightened inflationary pressure, a decline in consumer discretionary spending, increased cost of borrowing or deterioration in consumer financial position; (ii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; and (v) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, renovate existing stores and invest in its website and e-commerce platform; and (vi) the Company’s ability to execute its strategic vision; and (vii) the Company’s ability to invest in and finance capital expenditures.

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

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

RISK FACTORS

Risks Related to Global and Economic Conditions

Our business depends, in part, on factors affecting consumer spending that are out of our control. A downturn in the global economy, including as a result of general economic conditions, such as inflation or interest rate increases, can significantly affect consumer purchases of discretionary items, which could materially impact our sales, profitability and financial condition.

Our business, like other retailers, depends on consumer demand for our products and our sales are affected by discretionary spending by consumers. Consequently, our business is sensitive to a number of factors that are beyond our control, and that influence consumer spending, including general economic conditions, interest and tax rates, inflation, consumer confidence in future economic conditions, domestic and international geopolitical conditions, the availability of consumer credit, consumer indebtedness levels, tourism, recession and fears of recession, disposable consumer income, level of customer traffic in shopping malls and other retail centers, conditions in the housing market, consumer perceptions of personal well-being and security, fuel prices, inclement weather, foreign exchange rates, sales tax rate increases, pandemics and other health concerns, and war and fears of war. Jewelry and timepiece purchases are discretionary for consumers and may be particularly and disproportionately affected by adverse trends in the general economy and the equity markets. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for our products, resulting in a reduction in our sales and harming our business, operating results and cash flows. Recent geopolitical events and general economic conditions, such as rising inflation, could lead to a slow-down in certain segments of the global economy and could affect the amount of discretionary income available for certain consumers to purchase our products. If global economic and financial market conditions persist, our sales could decrease, and our financial condition and results of operations could be adversely affected. The risk of recession is growing, notably in light of the significant increase in interest and inflation rates and could further have an adverse impact on our business and results of operations.

A substantial portion of our customers use credit, either from our private label and proprietary credit cards or another consumer credit source, to purchase jewelry and timepieces. When there is a downturn in the general economy, fewer people may use or be approved for credit, which could result in a reduction in net sales and/or an increase in credit losses, which in turn, could lead to an unfavorable impact on our overall profitability. The current inflationary environment, increasing interest rates, and the increase in cost of sales could negatively affect consumer spending and have adverse effects on our business and our financial results. Any of these factors could have a material adverse impact on our business, financial results, and the execution of our strategic plan. We have seen decreases in consumer spending, and such trends may continue. If periods of decreased consumer spending continue, our sales could be negatively impacted, and our financial condition and results of operations could be adversely affected. Consequently, our belief that we currently have sufficient liquidity to fund our operations is based on certain assumptions about the future state of the economy, the future availability of borrowings to fund our operations and our future operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

Our business, financial condition, results of operations and cash flows have been and may continue to be adversely impacted by the COVID-19 pandemic.

A public health crisis or disease outbreak, epidemic or pandemic, or the threat or fear of such events, could adversely impact our business. COVID-19 significantly impacted our retail stores, sales, and foot traffic, in fiscal 2020, fiscal 2021 and to a lesser extent fiscal 2022, based on the perceived public health risk and government imposed quarantines and restrictions of public gatherings and commercial activity to contain the spread of the virus. As a result of the measures adopted by the Canadian federal and provincial governments to mitigate the spread of the virus, and in order to ensure the health and safety of our employees, customers and the community, we temporarily closed certain of our locations in intermittent periods during fiscal 2021 and fiscal 2022. Refer to section “Current Developments”, sub-section “COVID-19” for further details on temporary retail store closures. This had adversely impacted our operations and financial performance in fiscals 2021 and 2022. There is no guarantee that our retail and wholesale businesses will not be further impacted if the economy deteriorates due to COVID-19, including the long-term effects of COVID-19.

Our operations have experienced disruptions from the global outbreak of COVID-19. Such disruptions have included the temporary closure of all of our retail store operations in Canada on March 18, 2020 and during Q1 of fiscal 2021 and the temporary closure of certain of our locations at intermittent periods during Q3 & Q4 of fiscal 2021 and Q1 of fiscal 2022. There were no store closures during fiscal 2023.

There is uncertainty on how the COVID-19 pandemic will impact our business beyond fiscal 2023. Our business is particularly sensitive to reductions in discretionary spending by consumers. This outbreak has caused significant disruption in the financial markets both globally and in Canada, which lead to a decline in discretionary spending by consumers, and which in turn impacted, materially, our business, sales, financial condition and results of operations. Consumer demand may be impacted amidst the uncertainty in the global economy caused by the pandemic which could negatively impact our retail business as well as the businesses of our retail partners. Our retail business is sensitive to tourism. Regions that previously had higher densities of tourism and/or commercial urban traffic could experience a slower recovery which would adversely impact our future sales, cash flows from operations and our liquidity position. Our operations have been impacted and could continue to be impacted by disruptions in our global supply chain network as a result of COVID-19, including shortages of certain products due to disruptions in manufacturing by our suppliers, as well as costs of productions and distribution. The full extent of the impact of COVID-19 on our operations, financial performance, and liquidity, depends on future developments that are uncertain and unpredictable.

Financial and Liquidity Risks

The level of our indebtedness could adversely affect our operations, liquidity and financial condition.

Our debt levels fluctuate from time to time based on seasonal working capital needs. In fiscal 2023, the Company’s total indebtedness increased by $15.3 million driven primarily by an increase in bank indebtedness as a result of negative cash flows from operations. In fiscal 2022, the Company’s lower debt was related to scheduled repayments of the Investissement Québec term loan, and a reduction in bank indebtedness driven by positive cash flows from operations. The following table sets forth our total indebtedness (including bank indebtedness and current and long-term portion of debt), total stockholders’ equity (deficiency), total capitalization and ratio of total indebtedness to total capitalization as of:

	March 25, 2023	March 26, 2022
Total indebtedness (consisting of bank indebtedness and long-term debt, including current portion)	$82,000,000	$66,657,000
Total stockholders’ equity (deficiency)	$(350,000)	5,864,000
Total capitalization	$81,650,000	$72,521,000

Ratio of total indebtedness to total capitalization	100.4%	91.9%

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

On October 23, 2017, the Company entered into a credit facility with Wells Fargo Canada Corporation for a maximum amount of $85.0 million and maturing in October 2022. On December 24, 2021, the Company entered into an amended and restated senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo Canada Corporation. The Amended Credit Facility extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Credit Facility, also provides the Company with an option to increase the total commitments thereunder by up to $5.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Amended Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5% - 2.0% depending on the Company’s excess availability levels. Under the Amended Credit Facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout fiscal 2023 and 2022.

On June 29, 2018, the Company secured a $12.5 million Term Loan maturing in October 2022 with Crystal Financial LLC (now known as SLR Credit Solutions) (“SLR”). On December 24, 2021, the Company entered into an amended and restated senior secured term loan (“Amended Term Loan”) with SLR. The Amended Term Loan extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of CDOR plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants. Under the Amended Term Loan, the Company is required to adhere to the same financial covenant as under the Amended Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Amended Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $5.0 million and from January 21st to January 31st of each year of $2.0 million. The Amended Term Loan is required to be repaid upon maturity.

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

No discretionary reserves were imposed during fiscal 2023, fiscal 2022, and fiscal 2021, by our current or former lenders.

For fiscal 2023, the Company reported net losses of $7.4 million. The Company reported net income of $1.3 million for fiscal 2022 and net losses of $5.8 million for fiscal 2021. The Company used cash from operating activities of $6.9 million in fiscal 2023, generated cash from operating activities of $18.6 million in fiscal 2022, and used cash from operating activities of $1.7 million for fiscal 2021. The Company had a negative working capital as at March 25, 2023, a positive working capital as at March 26, 2022, and a negative working capital as at March 27, 2021.

Maintenance of sufficient availability of funding through an adequate amount of committed financing is necessary for the Company to fund its day-to-day operations. If the Company does not generate profitable operations and positive cash flows from operations in future periods, the Company may be unable to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, or to fund planned capital expenditures and operations will depend on its ability to maintain adequate levels of available borrowing and its future performance, may be subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control.

On August 24, 2021, the Company entered into a new 10 year loan agreement with Investissement Québec, the sovereign fund of the province of Québec, for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of March 25, 2023, the Company has $2.7 million outstanding on the loan. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 at the end of the Company’s fiscal year. The covenant as of March 25, 2023 was 0.98. On June 8, 2023, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 25, 2023.

On July 8, 2020, the Company secured a new six year term loan with Investissement Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $6.8 million is outstanding at March 25, 2023. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. The covenant as of March 25, 2023 was 0.98. On June 8, 2023, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 25, 2023.

There is no assurance the Company will meet its covenant at March 30, 2024, or future years, or that if not met, waivers would be available.

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

The Company continues to be actively engaged in identifying alternative sources of financing that may include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from governmental sources which may not be possible as the success of raising additional funds is beyond the Company’s control. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations. Financing may be unavailable in amounts or on terms acceptable to the Company if at all, which may have a material adverse impact on its business, including its ability to continue as a going concern.

Operational Risks

Our business could be adversely affected if we are unable to continue to lease retail stores in prime locations and successfully negotiate favorable lease terms.

Historically, we have generally been successful in negotiating and improving leases for renewal as our current leases near expiration. As of May 31, 2023, we had 25 leased retail stores. The leases are generally in prime retail locations and generally have lease terms of ten years, with rent being a fixed minimum base plus, for certain stores, a percentage of the store’s sales volume (subject to some adjustments) over a specified threshold. Many uncontrollable factors can impact our ability to renew these leases, including but not limited to, competition for key locations from other retailers. Only six of the Company’s store leases are renewable within the next two years and such stores generated approximately 14% of our fiscal 2023 net sales. The capital expenditures related to remodeling some of our retail stores are estimated to be approximately $4.1 million during fiscal 2024. These planned capital expenditures are at the discretion of the Company, are not required by our landlords, and are not yet committed. We expect to be able to finance these capital expenditures with internally generated funds and existing financing arrangements. The Company also continues to be actively engaged in identifying alternative sources of financing that may include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from government sources. However, in the future, if we are unsuccessful at negotiating favorable renewal terms, locations or if more capital is required to meet landlord requirements for remodeling or relocating retail stores and we are unable to secure the necessary funds to complete these projects, our business, financial condition, and operating results could be adversely affected. In addition, we may not be able to locate suitable alternative sites in a timely manner. Our sales, earnings and cash flows will decline if we fail to maintain existing store locations, renew leases or relocate to alternative sites, in each case on attractive terms.

Our business could be adversely affected if our relationships with any primary vendors are terminated or if the delivery of their products is delayed or interrupted.

We compete with other jewelry and timepiece retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name timepiece and jewelry manufacturers have distribution agreements with our Company that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In fiscal 2023, merchandise supplied by our largest luxury timepiece supplier and sold through our stores accounted for approximately 20% of our total net sales (18% in fiscal 2022). Our relationships with primary suppliers are generally not pursuant to long-term agreements. We obtain materials and manufactured items from third-party suppliers. Any delay or interruption in our suppliers’ abilities to provide us with necessary materials and components, may require us to seek alternative supply sources. Any delay or interruption in receiving supplies could impair our ability to supply products to our stores and, accordingly, could have a material adverse effect on our business, results of operations and financial condition. The abrupt loss of any of our significant third-party suppliers or a decline in the quality or quantity of materials supplied by any third-party suppliers could cause significant disruption in our business.

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

To establish and protect our intellectual property rights, we rely upon a combination of trademark and trade secret laws, together with licenses, exclusivity agreements and other contractual covenants. In particular, the “Birks” trademarks are of significant value to our operations. The measures we take to protect our intellectual property rights may prove inadequate to prevent misappropriation of our intellectual property. Monitoring the unauthorized use of our intellectual property is difficult. Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and diversion of resources, may result in counterclaims or other claims against us and could significantly harm our results of operations.

A significant data privacy breach or security breach of our information systems could disrupt or negatively affect our business.

The protection of customer, employee and company data is important to us, and our customers expect that their personal information will be adequately protected. The regulatory environment surrounding information security and data privacy is becoming increasingly demanding, as requirements in respect of personal data use and processing, including significant penalties for non-compliance, continues to evolve in the various jurisdictions in which the Company does business. Although we have developed and implemented systems and processes that are designed to protect our information and prevent data loss and other security breaches, such measures cannot provide absolute security and our business could still be exposed to risks. Attacks may be targeted at us, our vendors or customers, or others who have entrusted us with information. Data and security breaches can also occur as a result of non-technical issues including intentional or inadvertent breach by employees or persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. We rely upon information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including e-commerce sales, supply chain, merchandise distribution, customer invoicing and collection of payments. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the proprietary business information of our customers and suppliers, as well as personally identifiable information of our customers and employees, in our information technology systems. The secure operation of these information technology networks, and the processing and maintenance of this information is critical to our business operations and strategy. Cyber-attacks, security breaches, and data breaches have become more prevalent and may occur in our systems in the future. A significant breach of customer, employee or company data could damage our reputation, our relationship with customers and the Birks brand and could result in lost sales, sizable fines, violation of applicable privacy and other laws, significant breach-notification costs and lawsuits as well as adversely affect results of operations. In addition, it could harm our ability to execute our business and adversely impact sales, costs and earnings. Because of the rapidly evolving types of cyber-attacks and the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate cost-effective preventative measures. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. We are currently operating under a hybrid work policy whereby employees are able to work from home for a certain number of days per week. Remote work could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations.

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

Inability to retain key employees and personnel may adversely affect our results of operations.

The Company is dependent on key employees and having sufficient personnel and could be materially adversely affected by a shortfall of personnel or by substantial turnover. The Company is dependent on its ability to attract and retain a variety of employees, including senior leadership, managers, store personnel and other key employees having the necessary industry experience, qualifications and knowledge in order to execute its business plan and operate its business. If the Company were to experience a shortfall or a substantial turnover in its key employees (including as a result of the more competitive labor market), the Company, its business, results from operations and financial condition could be materially adversely affected.

Failure to attract and retain qualified executive officers, managers and other key employees could materially and adversely affect the Company’s business, results of operations or financial condition.

A few key employees are responsible for the management of the Company and the loss of any one of these employees could have negative repercussions for the Company. The Company’s success is also dependent on its continuing ability to identify, hire, train, retain and motivate highly qualified personnel. Failure to attract and retain qualified executive officers, managers and other key employees could materially and adversely affect the Company’s business, results of operations or financial condition.

Risks Related to External Factors, including Regulations

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

As of May 31, 2023, The Grande Rousse Trust (“Grande Rousse”) beneficially owns or controls 72.5% of all classes of our outstanding voting shares, which are directly owned by Mangrove Holdings S.A (“Mangrove”) and Montel Sarl (“Montel”), previously Montrovest B.V. Montel and Mangrove own 47.0% and 25.5% of our outstanding voting shares respectively. The trustee of Grande Rousse is Meritus Trust Company Limited (the “Trustee”). Confido Limited has the power to remove the Trustee and as a result may be deemed to have beneficial ownership of the Class A voting shares held by Montel and Mangrove. Under our restated articles, Montel and Mangrove, as holders of the Class B multiple voting shares, have the ability to control most actions requiring shareholder approval, including electing the members of our Board of Directors and the issuance of new equity.

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

The Company conducts retail operations in Canada and conducts wholesale operations in North America, the United Kingdom, the European Union, and the Middle East. The Company sources its inventory from several suppliers within and outside North America, and has cross border financing arrangements. As a result, the Company is subject to the risks of doing business in jurisdictions within and outside North America.

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

Future issuances or sales of a substantial number of our Class A voting shares by us, Montel, Mangrove, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair our ability to raise capital through future issuances of equity securities. As of May 31, 2023, we had 11,112,999 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.

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

On February 6, 2022, the Company was notified by NYSE American LLC (“NYSE American”) that it was back in compliance with all of the NYSE American’s continued listing standards set forth in Part 10 of the NYSE American Company Guide (“Company Guide”). As previously reported, on August 13, 2020, the Company was notified by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(ii) of the Company Guide. That section applies if a listed company has stockholders’ equity of less than U.S. $4.0 million and has reported losses and/or net losses in three of its four most recent fiscal years. Furthermore, on December 9, 2020, the Company was notified by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(i) of the Company Guide. That section applies if a listed company has stockholders’ equity of less than U.S.$2.0 million and has reported losses and/or net losses in two of its three most recent fiscal years. Lastly, on June 25, 2021, the Company was notified by NYSE American that it was not in compliance with the continued listing standards as set forth in Section 1003(a)(iii) of the Company Guide which applies if a listed company has stockholders’ equity of less than U.S. $6.0 million and has reported losses from operations and/or net losses in its five most recent fiscal years.

In accordance with the procedures and requirements of Section 1009 of the Company Guide, the Company submitted its plan of compliance on September 6, 2020 addressing how the Company intends to regain compliance with Section 1003(a)(ii) of the Company Guide. On October 22, 2020, NYSE American notified the Company that it accepted the compliance plan and granted the Company an extension for its continued listing until February 6, 2022 (the “Plan Period”). During the Plan Period, the Company submitted quarterly plan updates for review by the NYSE American, and all of the quarterly updates were all accepted by the NYSE American. As of the end of the Plan Period, the Company’s stockholders’ equity was U.S. $7.1 million, which is above the U.S. $6.0 million required to comply with Sections 1003(a)(i) through (iii) of the Company Guide. As a result, the Company received a letter from the NYSE American confirming that the Company regained compliance with Sections 1003(a)(i), (ii) and (iii) of the Company Guide.

NYSE American does not normally consider suspending dealings with issuers that are below standards (i) through (iii) of Section 1003(a) of the Company Guide if the issuer has a total market capitalization of U.S. $50,000,000 or total assets and revenue of U.S. $50,000,000 each in its last fiscal year or two of its last three fiscal years, and the issuer has at least 1,100,000 shares publicly held, 400 round lot shareholders, and a market value of publicly held shares of at least U.S. $15,000,000. For the fiscal year ended March 25, 2023, the Company reported total assets of $197.0 million (U.S. $143.1 million) and revenues of $163.0 million (U.S. $123.2 million). As of June 22, 2023, the Company had 5,180,132 publicly listed shares, more than 400 lot shareholders, and a market value of publicly listed shares of U.S. $28.2 million.

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

THE COMPANY

Corporate History and Overview

Birks Group is a leading designer of fine jewelry and operator of luxury jewelry, timepieces and gifts retail stores in Canada, with wholesale customers in North America, the E.U., the U.K. and the Middle East. As of May 31, 2023, Birks Group operated 21 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary operated under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand, one retail location in Vancouver operated under the Patek Philippe brand, and one retail location in Laval, Quebec, operated under the Breitling brand. Birks fine jewelry collections are also available through select SAKS Fifth Avenue stores in Canada and the U.S., select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States as well as at certain jewelry retailers across North America and in Europe. For fiscal 2023, we had net sales of $163.0 million.

Birks’ predecessor company was founded in Montreal in 1879 and developed over the years into Canada’s premier designer, manufacturer and retailer of fine jewelry, timepieces, sterling and plated silverware and gifts. In addition to being a nationwide retailer with a strong brand identity, we are also highly regarded in Canada as a jewelry designer. We believe that operating our stores under the Maison Birks brand and the fact that we sell Birks branded jewelry distinguishes us from many competitors because of our longstanding reputation and heritage, our ability to offer distinctively designed, exclusive products, and by placing a strong emphasis on providing a superior shopping experience to our clients.

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

In the last three fiscal years, we invested a total of approximately $17.1 million in capital expenditures primarily associated with the remodeling of our existing store network, as well as a digital transformation of the Company including the transition to a new e-commerce platform. During fiscal 2023, total capital expenditures of $10.6 million included $4.8 million towards major store renovation and remodeling projects, including the renovation of a store location in Calgary, the major renovation of a store in Laval, and towards the partial remodeling of the Vancouver flagship location, $0.7 million towards various renovations across the retail network, including the addition of various new brand counters and shop-in-shops in certain stores, $3.7 million towards various digital transformation initiatives including the implementation of a new e-commerce platform and the on-going implementation of our ERP system (included in intangible assets), as well as $0.5 million towards various wholesale and visual merchandising projects.

These capital intensive investments in fiscal 2023 which included temporary store closures during the construction periods, resulted in temporarily lower sales and contribution margin at the store locations under renovation. Certain delays in the completion of these two major renovation projects significantly affected the sales of the Company during fiscal 2023. From fiscal 2020 to fiscal 2022, we reduced annual capital expenditures, as we transitioned away from a very capital-intensive period from fiscal 2017 to fiscal 2019 for the Company during which we implemented our growth-driven strategic objective, which included the remodeling of our retail network including our flagship locations. The capital intensive spending period resulted in temporarily lower sales and contribution margin at the flagship locations under renovation, with a view to generate future long-term returns for the Company. Prior to the COVID-19 pandemic and forced store closures beginning in March 2020, the Company experienced a return to normal selling conditions during fiscal 2020. In fiscal 2021, the COVID-19 pandemic had significantly impacted our business, sales, and results from operations. We currently expect to continue to invest in capital expenditures to make on-going strategic improvements to our retail network in fiscal 2024 and fiscal 2025, all the while focusing on operations and on delivering a return on our strategic investment spending during the last fiscal year. We expect to finance these capital expenditures from operating cash flows, and existing financing arrangements including tenant allowances from certain of our landlords.

The Company regularly reviews the locations of its retail network that leads to decisions that impact the opening, relocation or closing of these locations. During fiscal 2023, we executed a partial renovation of our flagship location in Vancouver, British Columbia, we renovated our Laval, Quebec Maison Birks store and opened an adjoining store operated under the Breitling brand. We also relocated one Maison Birks store in Calgary, Alberta and, in the process, upgraded its third party timepieces and jewelry brand distribution portfolio. During fiscal 2023, we also closed two Maison Birks stores: one in Surrey, British Columbia and another in Winnipeg, Manitoba. During fiscal 2022, we renovated our Brinkhaus store in Calgary, Alberta, and remodeled a Maison Birks store in Calgary, Alberta. During fiscal 2022, we also closed three Maison Birks stores: one in Oshawa, Ontario, one in Saskatoon, Saskatchewan, and one in Victoria, British Colombia. During fiscal 2021, we relocated a Maison Birks store in Montreal, Québec and remodeled a Maison Birks store in Calgary, Alberta. During fiscal 2021, we also closed a Maison Birks store in Vancouver, British Columbia as a result of a complete renovation of the mall in which the store was located. During fiscal 2020, we relocated a Maison Birks store in Toronto, Ontario and opened a new Maison Birks Store in Calgary, Alberta. During fiscal 2019, we closed two Maison Birks stores (one in Edmonton, Alberta and one in Toronto, Ontario) and closed one store operated under the Brinkhaus brand in Vancouver, British Colombia. During fiscal 2019, we also opened one store operated under the Graff brand and one store operated under the Patek Philippe brand in Vancouver, British Columbia. During fiscal 2019, we also relocated two Maison Birks stores (one in Vancouver, British Columbia and one in Toronto, Ontario) during the remodeling of their respective malls.

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

The following table compares our sales of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 25, 2023		March 26, 2022		March 27, 2021
Jewelry and other	$85,798	52.7%	$90,522	49.9%	$67,296	47.0%
Timepieces	77,152	47.3%	90,820	50.1%	75,772	53.0%

Total	$162,950	100%	$181,342	100%	$143,068	100%

The decrease in sales from the jewelry and other products categories in fiscal 2023 as compared to fiscal 2022 is driven primarily by lower Birks branded jewelry sales including both Birks fine jewelry and Birks bridal jewelry driven in part by the impact of temporary store closures during renovations, as well, we believe, by the impact of heightened inflationary pressure on consumers’ discretionary spending, particularly on the Company’s product assortments at lower price points. The increase in sales from the jewelry and other product categories in fiscal 2022 as compared to fiscal 2021 is primarily driven by higher Birks bridal jewelry sales and Birks fine jewelry resulting from the easing of COVID-19 restrictions and fewer negative impacts on our retail and wholesale operations.

The decrease in sales from the timepieces product category in fiscal 2023 as compared to fiscal 2022 is attributable primarily to the exclusion of the sales of RMBG (defined below). The increase in sales from the timepieces product category in fiscal 2022 as compared to fiscal 2021 is primarily driven by the easing of COVID-19 restrictions and fewer negative impacts on our retail operations, including the impact of the temporary store closures at intermittent periods during fiscal 2021, as well as by the impact of our improved third party timepiece brand portfolio and successful key renovations in fiscal 2022 and prior years.

Birks Group is a Canadian corporation. Our corporate headquarters are located at 2020 Robert-Bourassa Boulevard, Suite 200, Montreal, Québec, Canada H3A 2A5. Our telephone number is (514) 397-2501. Our website is www.birksgroup.com.

The U.S. Securities and Exchange Commission (“SEC”) maintains a website that contains reports, proxy and information statements, and other information regarding issuers (including Birks Group) that file electronically with the SEC at http://www.sec.gov. The Company also maintains a public website at http://www.birks.com and http://www.maisonbirks.com.

Products

We offer distinctively designed, exclusive products and a large selection of distinctive high quality merchandise at various price points. This merchandise includes our own Birks branded designed jewelry, and designer jewelry, that include diamonds, gemstones, and precious metals.

Our Birks brand consists of internally developed luxury fine jewelry and bridal collections as well as watches and gift items. We also offer a large selection of desirable timepieces at various price points and giftware. Part of our strategy is to increase our exclusive offering of internally-designed goods sold to our customers, consisting primarily of fine jewelry and bridal offerings, all of which leverage the Birks brand loyalty in their respective markets and in order to differentiate our products with unique and exclusive designs.

Our stores, operating under the Maison Birks, Brinkhaus, Breitling, Graff and Patek Phillippe brands, carry a large selection of prestigious brand name timepieces, as well as timepieces made by Rolex, Tudor, Baume & Mercier, Breitling, Cartier, Chaumet, Dinh Van Paris, Frédérique Constant, Graff, Grand Seiko, IWC, Jaeger Lecoultre, Longines, Montblanc, Panerai, Patek Phillippe, Tag Heuer, and Van Cleef & Arpels. We also carry an exclusive collection of high quality jewelry that we design. We emphasize Birks brand jewelry offerings but also include other designer jewelry made by Chaumet, Dinh Van Paris, Graff, Marco Bicego, Messika, Roberto Coin, Van Cleef & Arpels, and Yoko London. We also offer a variety of high quality giftware, including writing instruments made by Montblanc.

We have one primary channel of distribution, the retail division, which accounts for approximately 94% of net sales, as well as three other channels of distribution, namely e-commerce, wholesale, and gold exchange which combined accounted for approximately 6% of net sales.

Product Design, Development, Sourcing and Manufacturing

We established a product development process that supports our strategy to further develop and enhance our product offering in support of the Birks brand development. During fiscal 2023, 2022, and 2021, approximately 33%, 35%, and 31%, respectively, of our jewelry products acquired for sale were internally designed and sourced. A significant portion of internally designed products are associated with the Bridal segment, which is largely reliant on customized special orders. Products that are not designed and manufactured for us, are sourced from suppliers worldwide, enabling us to sell an assortment of fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procures distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our loose stone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

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

In fiscal 2023, we purchased jewelry, timepieces and giftware for sale in our stores and online from several suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry and timepiece retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our key vendors, or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business. In fiscal 2023, merchandise supplied by our largest luxury timepiece supplier and sold through our stores accounted for approximately 20% of our total net sales. If our largest luxury timepiece supplier terminated its distribution agreements with us, such termination would have a material adverse effect on our business, financial condition and operating results.

Impact of inflation

We believe that in fiscal 2023, inflation, interest rates, and the volatility in the stock market may have had an impact on consumer discretionary spending, and on our sales results and results from operations. Luxury jewelry and timepiece purchases are considered discretionary spending. As such, if inflation, interest rates, and volatility in the stock market could negatively impact consumer discretionary spending, it could also negatively impact our future sales results and operating performance.

Diamond and gold costs increased in both the last quarter of fiscal 2022 and into fiscal 2023. As a result, we have increased retail prices on certain product categories to offset such cost increases. Refer to Item 1A, Risk Factors, for further information on the potential impacts and risk associated with inflation.

Seasonality

Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher net sales than any other quarter during the year. In addition to seasonality trends, fiscal 2022 and fiscal 2021 were also impacted by factors attributable to COVID-19, such as widespread restrictions and temporary store closures, particularly in the first quarter of each of fiscal 2022 and fiscal 2021 which shifted net sales between quarters. Net sales in the first, second, third and fourth quarters in fiscal 2023 were 26%, 22%, 33% and 19%, respectively, in fiscal 2022 were 22%, 25%, 34% and 19%, respectively, and in fiscal 2021 were 10%, 30%, 39% and 21% respectively.

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

We believe that our stores’ elegant surroundings and distinctive merchandise displays play an important role in providing an atmosphere that encourages sales. We pay careful attention to detail in the design and layout of each store, particularly lighting, colors, choice of materials, and placement of display cases. We also use window displays as a means of attracting walk-in traffic and reinforcing our distinctive image. Our marketing department designs and creates window and store merchandise case displays for all of our stores. Window displays are frequently changed to provide variety and to reflect seasonal events such as the November – December Holiday Season, Valentine’s Day, Mother’s Day and Father’s Day.

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

Advertising and Promotion

One of our key marketing goals is to build on our reputation in our core markets as a leading luxury jewelry brand offering high quality merchandise in an elegant, sophisticated environment. For example, we frequently run advertisements that associate the Birks brand with internationally recognized brand names such as Rolex, Cartier, Patek Philippe, and Van Cleef & Arpels, among others. Advertising and promotions for all stores are developed by our personnel in conjunction with outside creative professionals.

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

Credit Operations

We have a private label credit card, which is administered by a third-party financial institution that owns the credit card receivable balances. We also have a Birks proprietary credit card, which we administer. Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks private label credit card and the Birks in-house credit card accounted for approximately 15.6% of our net sales during fiscal 2023 and 14.7% during fiscal 2022. We have continued to implement attractive term plans during fiscal 2023. Sales under the Birks private label credit cards are generally made without credit recourse to us.

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

In August 2012, the SEC issued rules that require companies that manufacture products using certain “conflict minerals”, including gold, to determine whether those minerals originated in the Democratic Republic of Congo or adjoining countries (“DRC”). If the minerals originate in the DRC, or if companies are not able to establish where they originated, extensive disclosure regarding the sources of those minerals, and in some instances an independent audit of the supply chain, is required. We filed our eleventh disclosure report on May 30, 2023 for the calendar year ended December 31, 2022. We determined that we had no reason to believe that any conflict minerals necessary to the functionality or production of our products may have originated in the DRC.

Trademarks and Copyrights

The designations Birks, and the Birks logos, are our principal trademarks and are essential to our ability to maintain our competitive position in the prestige jewelry segment. We maintain a program to protect our trademarks and will institute legal action where necessary to prevent others from either registering or using marks that are considered to create a likelihood of confusion with our trademarks. We are also the owner of the original jewelry designs.

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

Following is a listing of all our properties as of March 25, 2023:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores
Bayshore Centre	1,099	September 2027	Ottawa, ON
Bloor Flagship Store	9,695	February 2034	Toronto, ON
Brinkhaus	3,221	March 2027	Calgary, AB
Breitling Laval	257	August 2032	Laval, QC
Carrefour Laval	2,288	August 2032	Laval, QC
Chinook Shopping Centre	4,186	October 2032	Calgary, AB
DIX-30 Mall	1,691	July 2033	Brossard, QC
Fairview Pointe-Claire	1,450	August 2030	Pointe-Claire, QC
First Canadian Place	2,243	August 2028	Toronto, ON
Graff Boutique	850	October 2028	Vancouver, BC
Mapleview Centre (2)	1,384	June 2023	Burlington, ON
Market Mall	770	November 2023	Calgary, AB
Montreal Flagship Store	7,714	April 2032	Montreal, QC
Park Royal	1,797	October 2024	West Vancouver, BC
Patek Philippe Boutique	850	October 2028	Vancouver, BC
Place Ste-Foy	1,472	September 2027	Ste-Foy, QC
Rideau Centre	2,745	May 2024	Ottawa, ON
Sherway Gardens	2,726	September 2025	Etobicoke, ON
Southgate Shopping Centre	1,300	April 2028	Edmonton, AB
Square One	1,825	January 2025	Mississauga,ON
Toronto Dominion Square	5,568	August 2030	Calgary, AB
Vancouver Flagship Store	20,221	August 2032	Vancouver, BC
West Edmonton Mall	2,244	August 2024	Edmonton, AB
Willowdale Fairview Mall	1,563	August 2029	North York, ON
Winnipeg (1)	3,187	February 2023	Winnipeg, MB
Yorkdale	2,930	October 2026	Toronto, ON
Other Properties
Montreal corporate office	26,423	May 2033	Montreal, QC

(1)	The Winnipeg store was closed on March 25th, 2023.
(2)	The Company is currently in negotiations with the landlord to extend the lease.

Total annual base rent for the above locations for fiscal 2023 was approximately $12.1 million.

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

We promote equal opportunity in recruitment, hiring, promotion, compensation, employee development such as training, and all other terms and conditions of employment. As such, all decisions regarding these matters are made without regard to race, national or ethnic origin, color, religion, age, gender, sex, sexual orientation, matrimonial status, civil status, physical or mental ability, or thoughts and beliefs, in each case in accordance with the laws of the jurisdictions in which we operate and as set out in our Code of Conduct.

Some of the Company’s tangible initiatives to promote DE&I and foster a more inclusive culture where everyone feels they belong include:

•

The establishment of a Diversity & Inclusion Task Force (the “Task Force”) in July 2020, which has expanded to over 10 members spanning multiple functions, regions and levels within the Company and led by two senior executives, namely Miranda Melfi and Maryame El Bouwab. The Task Force has developed recommendations to create opportunities that promote cultural awareness and open dialogue and facilitate inclusion at all levels of the Company, which are being implemented by the relevant departments of the Company. Such recommendations were developed based on an analysis of the valuable feedback received from survey results and team lead interviews conducted with employees, department heads and team leads throughout the Company. The Task Force has been renamed the Diversity, Equity and Inclusion Committee (the “DE&I Committee”).

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

•	A mandatory training course on anti-racism was also delivered by an external consultant with subject matter expertise in DE&I, to all of the Company’s employees.

•

An annual calendar highlighting various societal, cultural and religious days of importance was developed in order to create awareness and to publicly recognize the diversity of the Company’s workforce and to foster a more inclusive environment.

•

Flexible work arrangements are offered to office employees, allowing office employees (i) a flexible work schedule, (ii) the opportunity to telework within a hybrid work model, and a summer schedule allowing employees to take a few Friday afternoons off during the summer.

Environmental, Social and Governance Highlights

The Company is committed to enhancing its Environmental, Social and Governance (“ESG”) practices and disclosure. We organize our ESG efforts around three pillars: (1) Environmental, (2) Social, and (3) Governance. These pillars are reflective of the integrity of the Birks brand and are embedded in our operations and culture. They specifically focus on our employees, communities, operations and products, and priorities are distributed across our value chain from raw material sourcing and third-party manufacturing, our stores, head office, distribution center and our watch and jewelry ateliers, through to our products’ use and end of life impacts. We believe this approach creates value for all of our stakeholders, including our customers, employees, suppliers and partners, and the communities we serve, in turn creating long-term value for our shareholders.

Some of the highlights of our key initiatives and achievements are described below.

Environmental

Our commitment to sustainable business operations spans from the products we offer to our customers, to our store construction, maintenance and operations, to our supply chain and packaging initiatives, to an ethical sourcing program. In addition, our Birks jewelry collections are inspired by the Canadian nature which we believe contributes to keeping the environment in the front and center.

Recycling and Waste Management

•	Since 2014, we have been reporting verified conflict-free gold to the U.S. Securities and Exchange Commission;

•	We have recovered over 1,284 troy ounces of gold and platinum in fiscal 2023 through our Maison Birks Gold Exchange Program;

•	We have recovered and reused approximately 14% of our diamonds in fiscal 2023 through our diamond upgrade program;

•

Following the recommendation of our former paperless committee, we have implemented initiatives which lead to the reduction of our consumption of paper and ink by (i) reducing the number of documents being printed, (ii) reducing the number of printers, and (ii) providing two computer screens to employees which allow them to view documents on two screens thereby reducing the need to print.

Sourcing and Quality Assurance

•

We uphold high standards in quality and maintain a global sourcing program to obtain high-quality products from our suppliers around the world. In September 2022, we became a member of the Responsible Jewelry Council (“RJC”). RJC is the leading standards authority in the global watch and jewelry industry, working with members worldwide to create a sustainable supply chain. Since becoming a member of RJC, we have undertaken RJC’s certification process which we expect to complete in 2024.

•

To ensure that suppliers adhere to our standards of social and environmental responsibility, we also have a global responsible sourcing program and support the Kimberley Process, which is an international certification initiative that regulates trade in rough diamonds and is intended to ensure that diamonds are not illegally traded to fund conflict thereby protecting human rights and the environment. As part of this initiative, we require our diamond suppliers to acknowledge compliance with the Kimberley Process and invoices received for diamonds purchased by us must include certification from the vendor that the diamonds and diamond containing jewelry are conflict free.

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

Sustainable Packaging

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

Employee Engagement

•

As discussed in this Circular under “Diversity, Equity and Inclusion Throughout the Company” above, we created a DE&I Committee. We strive to create an inclusive and respectful environment that encourages our employees to bring their whole selves to work every day. We have a zero-tolerance policy for discrimination or harassment.

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

Employee Development

•

We invest in the development of our employees to enable them to thrive in our highly competitive industry. As such, we offer all of our employees the opportunity to benefit from development opportunities. We invest in ongoing growth and development by integrating our culture and values into our management practices, providing leadership coaching and support, and empowering our employees to learn new skills through diverse learning opportunities and challenging work experiences. The Company continually refreshes its product knowledge training to retain our competitive edge in the jewelry industry. Our retail employees are highly skilled professionals as a result of our continuous training and development of their skillsets. We equip our leaders with the tools they need to develop themselves and their teams through several programs designed to help them lead inclusively, empower their teams, and serve as mentors for our employees. Employees in management positions participate in courses or programs designed to build critical skills, grow as effective leaders and strengthen our culture, such as training on leadership skills, inclusiveness, employee engagement, and unconscious bias.

Commitment to Equitable and Competitive Compensation and Benefits

•	We are committed to equal opportunity and treatment for all employees which includes equal career advancement opportunities and equitable and competitive compensation and benefits.

•

Consistent with our core values, we invest in our employees by offering competitive compensation including bonuses based on Company performance and individual performance, as well as a broad range of benefits.

•	We make compensation and benefits investments to ensure our compensation and benefits packages reflect the evolving circumstances across our markets.

Subject to certain eligibility requirements, our employees can take advantage of a range of benefits including group insurance plan (health, dental and life insurance and short-term and long-term disability insurance), virtual care, a generous merchandise discount, vacation days and personal days, as well as a flexible work schedule and hybrid work model for head office employees.

Health and Safety as a Priority

•

Birks is committed to the health and safety of its employees, every day and especially in times of crisis. We provide safe and clean facilities, comply with all applicable workplace safety laws and have safety policies and procedures to articulate our expectations with respect to managing the health and safety aspects of our retail stores, head office, distribution center and our watch and jewelry ateliers.

•

During the COVID-19 pandemic, we implemented strict health and safety protocols and virtual training sessions on safety measures to protect employees working in our retail stores, head office, distribution center and our watch and jewelry ateliers, as well as our customers.

•

During the COVID-19 pandemic, we also offered some financial continuity for our employees by retaining and paying for the group insurance coverage for all employees who were on temporary layoff during store closures.

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

Supported by management, the Company’s Board of Directors is the ultimate steward of ESG matters. Management is responsible for the development and implementation of ESG strategies and continues to work toward enhancing disclosure in this regard. The leadership and execution of ESG priorities is shared across a number of departments.

Together, the Board of Directors and management have full oversight and accountability for the Company’s ESG activities and performance. We believe this allocation of responsibilities to be the most effective means at the moment to drive accountability for ESG matters, and we will regularly re-evaluate our approach to ensure its effectiveness.

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

To date, the Company has implemented various programs, corporate policies and other initiatives to support the execution of its ESG priorities. These include but are not limited to the following:

•

Our Board of Directors consists of a majority of independent directors. All of our directors, other than Messrs. Rossi di Montelera and Bédos, have been affirmatively determined by the Board of Directors to be independent in accordance with the NYSE American Company Guide (even though due to the Company’s controlled company status it may be exempted from the independence requirement).

•	The Company’s Code of Conduct for directors, officers and employees

•	An anonymous and confidential whistleblowing line hosted by a third-party

•	A responsible sourcing program

•	The Company’s anti-money laundering program

•	Oversight of data privacy and security through the audit and corporate governance committee

•	An assessment process for the Chief Executive Officer, the Board, the committees and the directors, individually

•	Incentive compensation claw back policy (for grants made after September 2016)

Furthermore, the Board has incorporated consideration of DE&I matters into its governance practices as provided in the Company’s Board Diversity, Equity and Inclusion Policy. This is achieved through ensuring that diversity considerations are taken into account in Board of Directors vacancies and senior management succession planning, committing to retention and training to ensure that the Company’s most talented employees are promoted from within the organization, and ensuring that diversity is taken into account when identifying and fostering the development of high-potential individuals within the Company. Additionally, the compensation and nominating committee considers the Board’s diversity in its regular assessment of the Board’s efficiency and its periodic review of the composition of the Board. As part of the selection process for new directors, a skills matrix is used to assess the overall strengths of directors and to assist in the ongoing renewal process of the Board of Directors, which skills matrix includes various ESG related skills.

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

Throughout this Annual Report, we refer to our fiscal year ending March 25, 2023, as fiscal 2023, and our fiscal years ended March 26, 2022, and March 27, 2021, as fiscal 2022 and 2021, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 25, 2023 and March 26, 2022 each consisted of 52 weeks, respectively.

Overview

Birks Group is a leading designer of fine jewelry and operator of luxury jewelry stores in Canada, with wholesale customers in North America, the U.K., the E.U., and the Middle East. As of March 25, 2023, we have two reportable segments, “Retail” and “Other”. Retail consists of our retail operations whereby we operate 21 stores in Canada under the Maison Birks brand, one store under the Brinkhaus brand, one store under the Breitling brand, one store under the Graff brand, and one store under the Patek Phillippe brand. Other consists primarily of our wholesale business, our e-commerce business and our gold exchange business.

As of March 25, 2023, our retail operation’s total square footage was approximately 75,000. The average square footage of our four Maison Birks flagship stores was approximately 9,500, while the average square footage for all other Maison Birks retail stores was approximately 2,000. The average square footage of the Brinkhaus, Graff, and Patek Phillippe locations was approximately 1,600. The Breitling Laval location was approximately 257 square feet.

Investment in RMBG Joint Venture

In April of 2021, the Company entered into a joint venture with FWI LLC (“FWI”) to form RMBG Retail Vancouver ULC (“RMBG”). During fiscal 2023, the joint venture became operational. RMBG operates a boutique in Vancouver, retailing third party branded watches, sales of which were historically recognized at the Company’s Vancouver Flagship location and are now recognized through the joint venture. The Company and FWI both contributed certain assets for a 49% and 51% equity interest respectively in RMBG, the legal entity comprising the joint venture. FWI has controlled the joint venture since its inception. The Company has determined that it has significant influence but not control over RMBG and therefore has applied the equity method of accounting to account for its investment in RMBG. Such accounting treatment has an impact on period-to-period comparisons of sales, gross profit, operating expenses, and operating income, as the Company’s share of RMBG’s profits are now recorded within Equity in earnings of joint venture, net of taxes on the Company’s condensed consolidated statements of operations.

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

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight and duties, direct labor related to repair services, the costs of our design and creative departments, inventory shrink, damage and inventory reserves, jewelry, watch and giftware boxes, as well as product development costs. SG&A includes, among other things, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resources and training expenses. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A, such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Birks product brand and our third party product brands. Marketing has historically represented a significant portion of our SG&A. As a percentage of net sales, marketing expenses represented 5.0%, 4.9%, and 4.6% of sales for fiscal 2023, 2022, and 2021, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. Depreciation and amortization includes depreciation and amortization of our stores and head office, including leasehold improvements, furniture and fixtures, computer hardware and software and amortization of intangibles.

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

Fiscal 2023 Summary

•

Total net sales for fiscal 2023 were $163.0 million compared to $181.3 million in fiscal 2022, a decrease of $18.3 million, or 10.1%. The decrease in net sales in fiscal 2023 was primarily driven by the results of the Company’s retail channel. Net retail sales were $14.4 million lower than fiscal 2022, a reduction which is attributable primarily to the exclusion of the sales of RMBG, partially offset by an increase in comparable store sales of 2.9%.

•

Comparable store sales increased by 2.9% in fiscal 2023 compared to fiscal 2022. The increase was experienced across both the branded jewelry and branded timepieces categories, with such product categories benefitting from the Company’s continuously improving third party brand portfolio and client offering. Furthermore, the comparable store sales increase was influenced by an increase in average sales transaction value, partially offset by a decrease in volume. For fiscal 2023, the Company’s Vancouver Flagship store is excluded from the calculation of comparable store sales as a result of the RMBG Joint Venture.

•

Total gross profit for fiscal 2023 was $68.0 million, or 41.7% of net sales, compared to $76.2 million, or 42.0% of net sales in fiscal 2022. This decrease in gross profit is partially attributable to the exclusion of the gross profit of RMBG as well as by an increase in foreign exchange losses ($1.4 million in fiscal 2023, $0.2 million in fiscal 2022) incurred during the period, partially offset by the impact of the 2.9% increase in comparable store sales experienced during fiscal 2023. The decrease of 30 basis points in gross margin percentage was primarily impacted by the increase in foreign exchange losses recognized within cost of sales partially offset by the Company’s adjusted pricing strategy on the Birks branded products, and its strategic focus to reduce sales promotions and discounting.

•

SG&A expenses in fiscal 2023 were $66.1 million, or 40.6% of net sales, compared to $65.9 million, or 36.3% of net sales in fiscal 2022, an increase of $0.2 million. The drivers of the increase in SG&A expenses in the period include greater occupancy costs ($1.0 million) as a result of the re-opening of stores and expiring non-recurring rent abatements in fiscal 2022, higher general operating costs and variable costs ($0.9 million), lower wage subsidies ($0.5 million) and rent subsidies ($0.4 million), partially offset by lower marketing costs ($0.7 million), lower compensation costs ($0.9 million) driven primarily by corporate bonuses in fiscal 2022 which did not reoccur in fiscal 2023, as well as lower stock-based compensation ($1.0 million) linked to the conversion of the majority of RSUs and DSUs from cash settled awards to equity settled awards during fiscal 2022. As a percentage of sales, SG&A expenses in fiscal 2023 increased by 430 basis points as compared to fiscal 2022.

•	The Company’s EBITDA (1) for fiscal 2023 was $3.8 million, a decrease of $6.5 million, compared to EBITDA(1) of $10.3 million for fiscal 2022.

•	The Company’s reported operating loss for fiscal 2023 was $3.8 million, a decrease of $8.3 million, compared to a reported operating income of $4.5 million for fiscal 2022.

•

The Company recognized interest and other financing costs of $5.6 million in fiscal 2023, an increase of $2.4 million, compared to interest and other financing costs of $3.2 million in fiscal 2022. This increase is driven from an increase on our average borrowing rate on our debt as well as a foreign exchange loss of $0.5 million in fiscal 2023 versus a foreign exchange gain of $0.1 million in fiscal 2022 on our U.S. dollar denominated debt.

•	The Company recognized net loss for fiscal 2023 of $7.4 million, or $0.40 per share, compared to a net income for fiscal 2022 of $1.3 million, or $0.07 per share.

(1)	This is a non-GAAP financial measure defined below under “Non-GAAP Measures” and accompanied by a reconciliation to the most directly comparable GAAP financial measure.

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

The percentage increase (decrease) in comparable store sales for the periods presented below is as follows:

	Fiscal Year Ended
	March 25, 2023	March 26, 2022	March 27, 2021

Comparable store sales	2.9%	32.4%	(14.3)%

The increase in comparable store sales of 2.9% during fiscal 2023 is in part due to the reduced impact of COVID-19 (including government-mandated temporary store closures, traffic declines and capacity limitations) experienced by the Company in fiscal 2023 as compared to fiscal 2022. No shopping days were lost due to temporary store closures in fiscal 2023, as compared to approximately 7% during fiscal 2022. The increase was experienced across both the branded jewelry and branded timepieces categories, with such product categories benefitting from the Company’s continuously improving third party brand portfolio and client offering. For fiscal 2023, the Company’s Vancouver Flagship store is excluded from the calculation of comparable store sales as a result of the RMBG joint venture.

Fiscal 2023 Compared to Fiscal 2022

The following table sets forth, for fiscal 2023 and fiscal 2022, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 25, 2023	March 26, 2022

	(In thousands)
Net sales	$162,950	$181,342
Cost of sales	94,990	105,122

Gross profit	67,960	76,220
Selling, general and administrative expenses	66,095	65,942
Depreciation and amortization	5,673	5,809

Total operating expenses	71,768	71,751

Operating (loss) income	(3,808)	4,469
Interest and other financing costs	5,581	3,182

(Loss) income before taxes and equity in earnings	(9,389)	1,287
Income taxes (benefits)	—	—
Equity in earnings of joint venture, net of taxes of $0.7 million	1,957	—

Net income (loss), net of tax	(7,432)	1,287

Net Sales

	Fiscal Year Ended
	March 25, 2023	March 26, 2022

	(In thousands)
Net sales – Retail	$153,428	$167,819
Net sales – Other	9,522	13,523

Total Net Sales	$162,950	$181,342

Total net sales for fiscal 2023 were $163.0 million compared to $181.3 million in fiscal 2022, which is a decrease of $18.3 million, or 10.2%. Net retail sales were $14.4 million lower than the comparable prior year period, attributable primarily to the exclusion of the sales of RMBG, partially offset by a 2.9% increase in comparable store sales. The net sales increase was influenced by an increase in average sales transaction value, partially offset by a slight decrease in volume. The decrease in Net Sales – Other of $4.0 million is primarily driven by a decrease in sales of approximatively 30% from our e-commerce business driven by a normalization of online traffic and reduction in conversion rates as consumer habits post COVID-19 shifted away from online shopping and toward the in-store experience. Furthermore, we believe the e-commerce business, which in large part caters to low and mid-price point consumers, was impacted by the heightened inflationary pressures on consumers’ discretionary spending. Additionally, the decrease in Net Sales – Other was further driven by a decrease of 41% from our gold exchange business which was largely successful during periods impacted by COVID-19 as customer demand for this service surged temporarily during the pandemic. Furthermore, the decrease in Net Sales – Other also includes a decrease in our wholesale activity.

Gross Profit

	Fiscal Year Ended
	March 25, 2023	March 26, 2022

	(In thousands)
Gross Profit – Retail	$64,031	$69,437
Gross Profit – Other	3,928	6,783
Total Gross Profit	$67,960	$76,220

Gross Margin (Total Gross Profit as a % of Total Net Sales)	41.7%	42.0%

Total gross profit was $68.0 million, or 41.7% of net sales, for fiscal 2023 compared to $76.2 million, or 42.0% of net sales for fiscal 2022. This decrease in gross profit is partially attributable to the exclusion of the gross profit of RMBG as well as by an increase in foreign exchange losses incurred during the period, partially offset by the impact of the 2.9% increase in comparable store sales experienced during fiscal 2023. The decrease of 30 basis points in gross margin percentage was mainly attributable to product sales mix comprised of more third party branded watches and jewelry than Birks branded products as well as by the impact of foreign exchange losses incurred in the period, partially offset by the Company’s adjusted pricing strategy on the Birks branded products, and its strategic focus to reduce sales promotions and discounting. Gross Profit – Retail for fiscal 2023 was $64.0 million, or 41.7% of Net Sales – Retail, compared to $69.4 million, or 42% of Net Sales – Retail for fiscal 2022. Although there was a decrease of $8.3 million in gross profit, gross margin percentage only decreased by 30 basis points driven by the above mentioned factors. Gross Profit – Other for fiscal 2023 was $3.9 million, or 41.3% of Net Sales – Other compared to $6.8 million, or 50.2% of net sales – Other for fiscal 2022, which is a decrease of $2.9 million driven by the decrease in volume of e-commerce, gold exchange and wholesale sales. The decrease in gross margin of 890 basis points is primarily driven by a change in product sales mix in the e-commerce business (greater sales of third party branded jewelry and timepiece products compared to Birks branded products).

SG&A Expenses

SG&A expenses in fiscal 2023 were $66.1 million, or 40.6% of net sales, compared to $65.9 million, or 36.3% of net sales in fiscal 2022, an increase of $0.2 million. This increase is primarily related to the reduced impact of COVID-19 (including fewer mandated store closures, increased opening hours and fewer government subsidies) experienced by the Company during fiscal 2023 as compared to fiscal 2022, and therefore there were fewer opportunities for cost containment initiatives available to management in response to the pandemic. The drivers of the increase in SG&A expenses in the period include greater occupancy costs ($1.0 million) as a result of the re-opening of stores and expiring non-recurring rent abatements in fiscal 2022, higher general operating costs and variable costs ($0.9 million), lower wage subsidies ($0.5 million) and rent subsidies ($0.4 million), partially offset by lower marketing costs ($0.7 million), lower compensation costs ($0.9 million) driven by primarily by management bonuses in fiscal 2022 which did not reoccur in fiscal 2023, as well as lower stock-based compensation ($1.0 million) linked to the conversion of the majority of RSUs and DSUs from cash settled awards to equity-settled awards during fiscal 2022. As a percentage of sales, SG&A expenses in fiscal 2023 increased by 430 basis points as compared to fiscal 2022.

Depreciation and Amortization

Depreciation and amortization expense in fiscal 2023 was $5.7 million compared to $5.8 million in fiscal 2022. This decrease of $0.1 million was primarily driven by higher depreciation due to the increase in capital expenditures incurred by the Company over the last 12 months, offset in part by lower accelerated depreciation of leasehold improvements due to modified terms of a vendor agreement.

Interest and Other Financing Costs

Interest and other financing costs in fiscal 2023 were $5.6 million compared to $3.2 million in fiscal 2022, an increase of $2.4 million, driven primarily by an increase of 300 basis points of the weighted average interest rate of the Amended Credit Facility (defined below) and Amended Term Loan (defined below), as well as greater F/X losses of $0.6 million on U.S. denominated debt during fiscal 2023 compared to fiscal 2022. The increase is also partially explained by an increase in the average amount outstanding on the Amended Credit Facility (defined below) during fiscal 2023 compared to fiscal 2022.

Income Tax Expense

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 25, 2023, the Company did not have any accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2016 through 2023 remain open to examination in the major tax jurisdictions in which the Company operates. We have continued to record a 100% valuation allowance on the full value of the deferred tax assets generated during these periods as the criteria for recognition of these assets was not met at March 25, 2023.

Equity in earnings of joint venture, net of taxes

During fiscal 2023, the Company recognized $2.0 million of equity in earnings of joint venture, net of taxes as a result of its investment in the RMBG joint venture accounted for under the equity method of accounting.

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

Gross profit was $76.2 million, or 42.0% of net sales, for fiscal 2022 compared to $56.4 million, or 39.4% of net sales, for fiscal 2021. This increase was primarily driven by the increased sales volume experienced in fiscal 2022 driven by the reduced adverse effects of COVID-19 on the Company’s retail operations in fiscal 2022 as compared to fiscal 2021, as well as by an improvement in gross margin of 260 basis points. The increase of 260 basis points in gross margin percentage was mainly attributable to the Company’s adjusted pricing strategy on Birks branded products, as well as its strategic focus to reduce sales promotions and discounting. Gross Profit – Retail for fiscal 2022 was $69.4 million, or 41.4% of Net Sales – Retail, compared to $49.9 million, or 38.1% of Net Sales – Retail for fiscal 2021, which is an increase of $19.5 million driven by the increased sales volume caused by the lesser impacts of COVID-19 on the retail operations of the Company. Gross Profit – Other for fiscal 2022 was $6.8 million, or 50.5% of Net Sales – Other compared to $6.5 million, or 52.7% of net sales – Other for fiscal 2021, which is an increase of $0.3 million driven by the increase in volume of wholesale sales offset by the decrease in volume of gold exchange and e-commerce sales.

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

Income Tax Expense

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 26, 2022, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2015 through 2022 remain open to examination in the major tax jurisdictions in which the Company operates. We have continued to record a 100% valuation allowance on the full value of the deferred tax assets generated during these periods as the criteria for recognition of these assets was not met at March 26, 2022.

Selected Financial Data

The following income statement data and balance sheet data as of March 25, 2023 and March 26, 2022 and for the years ended March 25, 2023, March 26, 2022, and March 27, 2021 have been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The following financial data as of March 27, 2021, March 28, 2020, and March 30, 2019 and for the years ended March 28, 2020 and March 30, 2019 have been derived starting with our audited consolidated financial statements not included in this Annual Report. The EBITDA and Adjusted EBITDA data below are non-GAAP measures and all fiscal years in the table below consisted of 52 weeks. The historical results included below and elsewhere in this Annual Report are not necessarily indicative of our future performance.

The data presented below is only a summary and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, included elsewhere in this Annual Report. You should also read the following summary data in conjunction with Item 5, “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Income Statement Data – from continuing operations:

	Fiscal Year Ended
	March 25, 2023	March 26, 2022	March 27, 2021	March 28, 2020	March 30, 2019

	(In thousands, except per share data)
Net sales	$162,950	$181,342	$143,068	$169,420	$151,049
Cost of sales	94,990	105,122	86,718	104,943	92,472

Gross profit	67,960	76,220	56,350	64,477	58,577
Selling, general and administrative expenses	66,095	65,942	53,713	65,867	67,106
Restructuring charges (1)	—	—	—	—	1,182
Depreciation and amortization	5,673	5,809	5,458	4,845	3,859
Impairment of long-lived assets (2)	—	—	—	309	46

Total operating expenses	71,768	71,751	59,171	71,021	72,193

Operating (loss) income	(3,808)	4,469	(2,821)	(6,544)	(13,616)
Interest and other financial costs	5,581	3,182	3,017	5,683	4,689

(Loss) income from continuing operations before income taxes	(9,389)	1,287	(5,838)	(12,227)	(18,305)
Income tax (recovery) expense	—	—	—	—	—

Equity in earnings of joint venture, net of taxes of $0.7 million.	1,957	—	—	—	—

Net (loss) income from continuing operations	(7,432)	1,287	(5,838)	(12,227)	(18,305)
Discontinued operations:
(Loss) income from discontinued operations, net of tax	—	—	—	(552)	(381)

Net (loss) income from discontinued operations	—	—	—	(552)	(381)
Net (loss) income attributable to common Shareholders	(7,432)	$1,287	$(5,838)	$(12,779)	$(18,686)
Net (loss) income per common share, basic	(0.40)	$0.07	$(0.32)	$(0.71)	$(1.04)
Net (loss) income per common share, diluted	(0.40)	$0.07	$(0.32)	$(0.71)	$(1.04)
Net (loss) income from continuing operations per common share – basic	(0.40)	$0.07	$(0.32)	$(0.68)	$(1.02)
Net (loss) income from continuing operations per common share – diluted	(0.40)	$0.07	$(0.32)	$(0.68)	$(1.02)
Weighted average common shares outstanding	18,692	18,346	18,005	17,968	17,961
Weighted average common shares outstanding – diluted	18,692	18,794	18,005	17,968	17,961
Dividends per share	—	—	—	—	—

Non-GAAP Measures*:

	Fiscal Year Ended
	March 25, 2023	March 26, 2022	March 27, 2021	March 28, 2020	March 30, 2019

	(In thousands)
EBITDA	$3,822	$10,278	$2,637	$(1,699)	$(9,757)
Adjusted EBITDA	3,822	10,278	2,637	(1,390)	(8,530)

Balance Sheet Data:

	March 25, 2023	March 26, 2022	March 27, 2021	March 28, 2020	March 30, 2019
			(In thousands)
Working capital	$(8,367)	$1,899	$(2,882)	$(6,275)	$7,464
Total assets	$196,981	$183,261	$201,680	$210,652	$133,795
Bank indebtedness	$57,890	$43,157	$53,387	$58,035	$47,021
Long-term debt (including current portion)	$24,313	$23,500	$26,022	$16,281	$17,104
Operating lease liability (including current portion) (3)	$69,747	$73,720	$73,011	$78,458	$—
Stockholders’ equity (deficiency)	$(603)	$5,864	$(1,422)	$3,410	$13,783
Common Stock:
Value	$96,774	$95,638	$95,116	$93,368	$93,348
Shares	18,692	18,516	18,329	17,971	17,961

*	As described in the section Non-GAAP Measures.
(1)

In fiscal 2019, restructuring charges related primarily to severance as we eliminated certain head office positions to further increase efficiency and to align corporate functions with our strategic direction following the Aurum Transaction (as defined below).

(2)

Non-cash impairment of long-lived assets in fiscal 2020 were associated to store leases that had a possibility of early termination. Non-cash impairment of long-lived assets in fiscal 2019 were associated with a retail location due to its projected operating performance.

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

Significant Transaction in fiscal 2018 and impacting fiscal 2019 and fiscal 2020 results presented above

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

As part of the Aurum Transaction, Birks entered into a 5-year distribution agreement with Aurum (the “Distribution Agreement”) to sell Birks fine jewelry collections in the U.K. at Mappin & Webb and Goldsmiths stores and on their respective e-commerce platforms. Furthermore, pursuant to the Distribution Agreement, the Birks brand collections continue to be sold in the United States through Mayors stores in Florida and Georgia.

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

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), and accordingly provide GAAP financial measures, including net income (loss). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to assist in business decision making and to provide key performance information to senior management. The Company believes that this additional information provided to investors and other external stakeholders will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies. In addition to our results determined in accordance with U.S. GAAP, we use non-GAAP measures including: “EBITDA”, “adjusted operating expenses”, “adjusted operating loss” and “adjusted EBITDA”.

NET INCOME (LOSS) AND EBITDA

“EBITDA” is defined as net income (loss) before interest expense and other financing costs, income taxes expense (recovery) and depreciation and amortization.

Reconciliation of Total Operating Expenses, Operating Income (Loss) and Net Income (Loss) to Adjusted Operating Expenses, Adjusted Operating Loss, EBITDA and adjusted EBITDA

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans and impairment losses. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior year and can result in a more meaningful comparison of the Company’s performance between the periods presented. There were no expenses associated with operational restructuring plans and impairment losses in fiscal 2023 and fiscal 2022.The table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures calculated with GAAP.

Total Adjusted Operating Expenses

	For the fiscal year ended
($000’s)	March 25, 2023	March 26, 2022	March 27, 2021	March 28, 2020	March 30, 2019
Total operating expenses (GAAP measure)	71,768	71,751	59,171	71,021	72,193
as a % of net sales	44.0%	39.6%	41.4%	41.9%	47.8%
Remove the impact of:
Restructuring costs (a)	—	—	—	—	(1,182)
Impairment of long-lived assets (b)	—	—	—	(309)	(46)

Total adjusted operating expenses (non-GAAP measure)	$71,768	$71,751	$59,171	$70,712	$70,965

as a % of net sales	44.0%	39.6%	41.4%	41.7%	47.0%

Adjusted operating income (loss)

	For the fiscal year ended
($000’s)	March 25, 2023	March 26, 2022	March 27, 2021	March 28, 2020	March 30, 2019
Operating income (loss) (GAAP measure)	(3,808)	4,469	(2,821)	(6,544)	(13,616)
as a % of net sales	-2.3%	2.5%	-2.0%	-3.9%	-9.0%
Add the impact of:
Restructuring costs (a)	—	—	—	—	1,182
Impairment of long-lived assets (b)	—	—	—	309	46

Adjusted operating income (loss) (non-GAAP measure)	$(3,808)	$4,469	$(2,821)	$(6,235)	$(12,388)

as a % of net sales	-2.3%	2.5%	-2.0%	-3.7%	-8.2%

EBITDA & Adjusted EBITDA

	For the fiscal year ended
($000’s)	March 25, 2023	March 26, 2022	March 27, 2021	March 28, 2020	March 30, 2019
Net (loss) income from continuing operations (GAAP measure)	(7,432)	1,287	(5,838)	(12,227)	(18,305)
as a % of net sales	-4.6%	0.7%	-4.1%	-7.2%	-12.1%
Add the impact of:
Interest expense and other financing costs	5,581	3,182	3,017	5,683	4,689
Income taxes expense (recovery)	—	—	—	—	—
Depreciation and amortization	5,673	5,809	5,458	4,845	3,859

EBITDA (non-GAAP measure)	$3,822	$10,278	$2,637	$(1,699)	$(9,757)

as a % of net sales	2.3%	5.7%	1.8%	-1.0%	-6.5%
Add the impact of:
Restructuring costs (a)	—	—	—	—	1,182
Impairment of long-lived assets (b)	—	—	—	309	45

Adjusted EBITDA (non-GAAP measure)	$3,822	$10,278	$2,637	$(1,390)	$(8,530)

as a % of net sales	2.3%	5.7%	1.8%	-0.8%	-5.6%

(a)	Expenses associated with the Company’s operational restructuring plan.
(b)

Non-cash impairment of long-lived assets in fiscal 2020 related to leasehold improvements that are associated to store leases that have a possibility of early lease termination. Non-cash impairment of long-lived assets in fiscal 2019 relate to leasehold improvements that are associated with a retail location due to the projected operating performance of the location.

Liquidity and Capital Resources

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under the Company’s Amended Credit Facility. As of March 25, 2023, bank indebtedness consisted solely of amounts owing under the Company’s Amended Credit Facility, which had an outstanding balance of $57.9 million ($58.3 million net of $0.4 million of deferred financing costs) on its maximum $85.0 million credit facility, which is used to finance working capital and capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The sole financial covenant which the Company is required to adhere to under both its Amended Credit Facility and its Amended Term Loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Amended Credit Facility and Amended Term Loan, that could result in the outstanding balances borrowed under the Company’s Amended Credit Facility and Amended Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s Amended Credit Facility and Amended Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both the Amended Credit Facility and Amended Term Loan. The Company met its excess availability requirements throughout fiscal 2023. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of this Form 20-F.

On October 23, 2017, the Company entered into a credit facility with Wells Fargo Canada Corporation for a maximum amount of $85.0 million and maturing in October 2022. On December 24, 2021, the Company entered into the Amended Credit Facility with Wells Fargo Canada Corporation. The Amended Credit Facility extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Credit Facility, also provides the Company with an option to increase the total commitments thereunder by up to $5.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Amended Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5% - 2.0% depending on the Company’s excess availability levels. Under the Amended Credit Facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout fiscal 2023.

On June 29, 2018, the Company secured a $12.5 million Term Loan maturing in October 2022 with Crystal Financial LLC now known as SLR Credit Solutions). On December 24, 2021, the Company entered into the Amended Term Loan with Crystal Financial LLC (dba SLR Credit Solutions). The Amended Term Loan extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of CDOR plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants. Under the Amended Term Loan, the Company is required to adhere to the same financial covenant as under the Amended Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Amended Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $5.0 million and from January 21st to January 31st of each year of $2.0 million. The Term Loan is required to be repaid upon maturity.

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

Borrowings under our Amended Credit Facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 25, 2023	March 26, 2022

	(In thousands)
Credit facility availability	$70,758	$62,277
Amount borrowed at year end	$57,890	$43,157

Excess borrowing capacity at year end (before minimum threshold)	$12,868	$19,120

Average outstanding balance during the year	$50,349	$47,155
Average excess borrowing capacity during the year	$14,864	$19,537
Maximum borrowing outstanding during the year	$59,367	$56,155
Minimum excess borrowing capacity during the year	$9,466	$13,050
Weighted average interest rate for the year	5.7%	2.7%

Investissement Québec

On August 24, 2021, the Company entered into a new 10 year loan agreement with Investissement Québec, the sovereign fund of the province of Québec, for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of March 25, 2023, the Company has $2.7 million outstanding on the loan. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 at the end of the Company’s fiscal year. On March 25, 2023, the working capital ratio was 0.98. On June 8, 2023, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 25, 2023.

On July 8, 2020, the Company secured a new six year term loan with Investissement Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $6.8 million is outstanding at March 25, 2023. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On March 25, 2023, the working capital ratio was 0.98. On June 8, 2023, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 25, 2023.

Other Financing

As of March 25, 2023, the Company had a balance of $2.1 million (U.S. $1.5 million) outstanding from an original $6.7 million (U.S. $5.0 million) cash advance from one of our controlling shareholders, Montel. This advance is payable upon demand by Montel once conditions stipulated in our Amended Credit Facility permit such a payment. The conditions that are required to be met are the same as those that are required to be met for the Company to pay dividends (outlined in above section). This advance bears an annual interest rate of 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%.

On April 12, 2021, the Company secured a new 5-year term loan with Business Development Bank of Canada (BDC) for an amount of up to $0.4 million to be used specifically to finance the renovations of the Company’s Brinkhaus store location in Calgary, Alberta. As of March 25, 2023, the Company has $0.3 million outstanding on the loan. The loan bears interest at a rate of 8.3% per annum and is repayable in 72 monthly payments.

Cash Flows from Operating, Investing and Financing Activities

The following table summarizes cash flows from operating, investing and financing activities:

(in thousands)	Fiscal 2023	Fiscal 2022	Fiscal 2021
Net cash provided by (used in):
Operating activities	$(6,925)	$18,648	$(1,723)
Investing activities	(9,414)	(5,811)	(2,992)
Financing activities	15,588	(12,631)	5,957

Net (decrease) increase in cash and cash equivalents	$(751)	$206	$1,242

Net cash used in operating activities was $6.9 million in fiscal 2023 as compared to net cash provided by operating activities in fiscal 2022 of $18.6 million. The $25.6 million decrease in cash flows from operating activities was primarily the result of (i) a $8.7 million decrease in net income in fiscal 2023 versus fiscal 2022, and (ii) an increase of $15.3 million in net cash used by changes in working capital, of which year over year changes included an inventory increase of $9.5 million in fiscal 2023 compared to a decrease of $18.9 million in fiscal 2022 (reduced cash from operations by $28.3 million) driven by lower turnover and higher purchases of inventory when compared to fiscal 2022, an increase in accounts receivable of $0.3 million in fiscal 2023 compared to an increase in accounts receivable of $0.5 million in fiscal 2022 (decreased cash from operations of $0.8 million) driven by lower sales compared to fiscal 2022, an increase in accounts payable of $9.0 million in fiscal 2023 compared to a decrease of $9.7 million in fiscal 2022 (increased cash from operations by $18.7 million) driven in part by a build up of inventory as required by the exhibition programs set up by certain brands, partially offset by an accrued liabilities decrease of $1.8 million in fiscal 2023 compared to an increase of $1.9 million in fiscal 2022 (decreased cash from operations of $3.7 million) driven by repayments of rent deferrals.

Net cash provided by operating activities was $18.6 million in fiscal 2022 as compared to net cash used in fiscal 2021 of $1.7 million. The $20.3 million increase in cash flows provided by operating activities was primarily the result of (i) a $7.2 million increase in net income in fiscal 2022 versus fiscal 2021, and (ii) an increase of $11.8 million of cash provided by changes in working capital, of which year over year changes included an inventory decrease of $18.9 million in fiscal 2022 compared to a decrease of $4.1 million in fiscal 2021 (increased cash from operations by $14.5 million) driven by higher turnover and lower purchases of inventory when compared to fiscal 2021 in part related to the exhibition programs set up by certain third party brands requiring a minimum inventory level on display, an increase in accounts receivable of $0.5 million in fiscal 2022 compared to a decrease of $1.3 million in fiscal 2021 (increased cash from operations by $1.8 million) driven by higher sales compared to fiscal 2021, a decrease in accounts payable of $9.7 million in fiscal 2022 compared to a decrease of $10.6 million in fiscal 2021 (increased cash from operations by $0.9 million), partially offset by an accrued liabilities increase of $1.9 million in fiscal 2022 compared to an increase of $6.4 million in fiscal 2021 (decreased cash from operations by $4.8 million) driven by a reduction in deferred rent balances and the conversion of certain cash-settled DSUs and RSUs to equity settled DSUs and RSUs.

During fiscal 2023, net cash used in investing activities was $9.4 million compared to $5.8 million used during fiscal 2022. The $3.6 million increase in net cash used in investing activities was primarily attributable to an increase in capital expenditures in fiscal 2023 compared to fiscal 2022.

During fiscal 2022, net cash used in investing activities was $5.8 million compared to $3.0 million used during fiscal 2021. The $2.8 million increase in net cash used in investing activities was primarily attributable to an increase in capital expenditures in fiscal 2022 compared to fiscal 2021.

Net cash provided by financing activities was $15.6 million in fiscal 2023, as compared to net cash used by financing activities of $12.6 million during fiscal 2022. The $28.2 million increase in cash flows from financing activities was primarily due to $14.6 million increase in bank indebtedness in fiscal 2023 compared to a $10.0 million decrease in bank indebtedness in fiscal 2022, lower debt repayments of $2.1 million versus $2.8 million in fiscal 2022, an increase in long-term debt of $2.7 million in fiscal 2023 compared to an increase of $0.4 million in fiscal 2022, and cash inflows associated with exercised stock options and warrants of $0.4 million versus $0.3 million in fiscal 2022. Debt increased in fiscal 2023 versus fiscal 2022 in order to help finance ongoing capital projects such as store renovations and costs related to the digital transformation of the Company.

Net cash used by financing activities was $12.6 million in fiscal 2022, as compared to net cash provided by financing activities of $6.0 million during fiscal 2021. The $18.6 million decrease in cash flows from financing activities was primarily due to a $10.0 million decrease in bank indebtedness in fiscal 2022 compared to a $4.8 million increase in bank indebtedness in fiscal 2021, higher term debt repayments of $2.8 million versus nil in fiscal 2021, an increase in long-term debt of $0.4 million in fiscal 2022 compared to a $10 million increase in fiscal 2021, and cash inflows associated with exercised stock options and warrants as well as the conversion of restricted stock units and deferred stock units from cash-settled to equity-settled awards of $0.3 million versus $0.9 million is fiscal 2021.

The following table details capital expenditures in fiscal 2023, 2022, and 2021:

	Fiscal Year Ended
	March 25, 2023	March 26, 2022	March 27, 2021
	(In thousands)
Leasehold improvements	$3,772	$2,451	$2,486
Electronic equipment, computer hardware and software	2,919	1,482	991
Furniture and fixtures and equipment	2,019	351	242
Intangible assets (2)	1,921	1,150	—

Total capital expenditures (1)	$10,631	$5,434	$3,719

(1)

Includes capital expenditures financed by finance leases of nil in fiscal 2023, nil in fiscal 2022, and $0.1 in fiscal 2021 as well as capital expenditures included in accounts payable of $2.3 million as of March 25, 2023, $1.0 million as of March 26, 2022, and $1.0 million as of March 27, 2021.

(2)	Includes capital expenditures related to the new e-commerce platform system as well as the ERP system of $1.9 million in fiscal 2023 and $1.2 million in fiscal 2022.

In the last three fiscal years, we invested a total of approximately $17.1 million in capital expenditures primarily associated with the remodeling of our existing store network including the remodeling of our Laval store (completed in April 2023), one of our Calgary stores (completed in February 2023), partial renovation of our Vancouver flagship store, two other stores in Calgary (completed in September 2021), and the implementation of our new e-commerce platform.

In fiscal 2024, the Company expects to spend up to $7.9 million in capital expenditures, primarily related to store remodels and the on-going ERP implementation, as well as on our e-commerce platform. Of the $7.9 million, approximately $2.0 million has been committed. We expect to finance these capital expenditures from operating cash flows, and existing financing arrangements including tenant allowances from our landlords and the 10-year loan agreement with Investissement Québec for an amount of up to $4.3 million entered into on August 24, 2021 to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and ERP. The Company continues to be actively engaged in identifying alternative sources of financing that may include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from governmental sources.

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

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of March 25, 2023 and the periods in which payments are due:

	Payments due by Period
	Total	Less Than 1 Year	2-3 Years	4-5 Years	More than 5 Years

			(In thousands)
Contractual Obligations
Debt maturities(1)	$81,898	$2,075	$4,152	$71,485	$4,186
Finance lease obligations	178	62	116	—	—
Other long-term liabilities(2)	358	66	66	66	160
Interest on long-term debt(3)	8,003	2,163	4,118	1,459	263
Operating lease obligations(4)	106,249	13, 427	24,537	22,435	45,850

Total	196,686	17,793	32,989	95,445	50,459

The Company has commitments to maintain the appearance of stores and has planned for capital expenditures in fiscal 2024 and beyond but has no minimum commitment for these planned projects.

(1)	Includes bank indebtedness in the 4-5 years category to reflect the current expiration date of the Amended Credit Facility.

(2)	The amount of less than one year is recorded within accrued liabilities.
(3)

Excludes interest payments on amounts outstanding under our Amended Credit Facility as the outstanding amounts fluctuate based on our working capital needs. Interest charges associated to Amended Credit Facility, net of deferred financing costs, were $4.8 million in fiscal 2023, $3.2 million in fiscal 2022, and $3.6 million in fiscal 2021. Interest expense on other variable rate long-term debt was calculated assuming the rates in effect at March 25, 2023. Interest charges associated to long-term debt, net of deferred financing costs, were $4.4 million in fiscal 2023, $1.8 million in fiscal 2022, and $1.8 million in fiscal 2021.

(4)

The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which we are obligated. CAM charges were $2.2 million in fiscal 2023, $2.2 million in fiscal 2022, and $2.2 million in fiscal 2021.

In addition to the above and as of March 25, 2023, we had $0.4 million of outstanding letters of credit.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

During fiscal 2023, we were faced with several challenges impacting our results, including the temporary impact on sales of store closures during renovations at three key stores and, we believe the impact of heightened inflationary pressure on consumers’ discretionary spending, particularly on the Company’s product assortments at lower and mid-price points, and the impact of the increased cost of borrowing in fiscal 2023. During fiscal 2022, our results improved significantly after being highly impacted by the COVID-19 pandemic in fiscal 2021. In addition to having stores open for the majority of fiscal 2022, we were able to benefit from the positive impacts of the major renovations made to our flagship locations in Montreal, Toronto and Vancouver in prior years, on customer experience, customer acquisition and retention, and on sales during the fiscal year. We also benefited from our improved assortment of third party branded watches across our retail network and e-commerce channel. Increased competition for space in Canada continued to put pressure on occupancy costs and space retention for key locations. During fiscal 2023, we completed the remodeling and renovations of stores in Vancouver, Calgary and Laval, Quebec. In fiscal 2022, we completed the remodeling of two stores in Calgary. In fiscal 2021, we completed the move of a store within the same mall in Montreal. In fiscal 2020, we finalized the renovation of one location in Toronto and opened a new store in Calgary.

We continue to successfully pursue our strategy to develop the Birks product brand, and in fiscal 2023, we launched several new collections under the Birks brand. In addition, we continued to pursue our strategies to enhance our customers’ in-store experience which includes the remodeling of our retail network with the goal of providing our clients with an engaging buying experience.

Our gross profit margin decreased in fiscal 2023 driven primarily by the impact of foreign exchange losses included within cost of sales, as well as by a slight shift in product sales mix favoring third party branded watches and jewelry. Going forward, we believe that our gross profit margin will stabilize and begin to increase as we continue to promote the development of the Birks product brand which we expect will provide us with higher gross profit margins. We plan to continue to expand our wholesale business through which we distribute Birks branded products to other retailers, and which we believe will be a significant contributor towards growing our gross profit margins. Furthermore, we also intend to continue to execute our merchandising strategy to expand gross margins by developing and marketing exclusive and unique third-party branded products with higher margins.

Our SG&A expenses as a percentage of sales increased to 40.6% in fiscal 2023 from 36.3% in fiscal 2022. The drivers of the increase in SG&A expenses in the period include greater occupancy costs ($1.0 million) as a result of the re-opening of stores and expiring non-recurring rent abatements in fiscal 2022, higher general operating costs and variable costs ($0.9 million), lower wage subsidies ($0.5 million) and rent subsidies ($0.4 million), partially offset by lower marketing costs ($0.7 million), lower compensation costs ($0.9 million) driven primarily by corporate bonuses in fiscal 2022 which did not reoccur in fiscal 2023, as well as lower stock-based compensation ($1.0 million) linked to the conversion of the majority of RSUs and DSUs from cash settled awards to equity settled awards during fiscal 2022. As a percentage of sales, SG&A expenses in fiscal 2023 increased by 430 basis points as compared to fiscal 2022. We intend to continue to look for cost containment initiatives and saving opportunities when feasible.

Over the past few years, we have also decreased the number of stores we operate through our closure of underperforming stores. Going forward we plan to continue to evaluate the productivity of our existing stores and close unproductive stores. In addition, we plan to continue to review opportunities to open new stores in new prime retail locations when the right opportunities exist. Moreover, we plan to continue to invest in our website and e-commerce platform to bolster our online distribution channel which represents an area of focus for us going forward.

Off-balance sheet arrangements

From time to time, we guarantee a portion of our private label credit card sales to our credit card vendor. As of March 25, 2023 and March 26, 2022, the amount guaranteed under such arrangements was approximately $1.3 million and $1.2 million, respectively. The bad debt experienced under these guarantees has not been material. See Note 12(b) to the consolidated financial statements included in this Annual Report on Form 20-F for additional discussion. We had no other off-balance sheet arrangements as of March 25, 2023.

Leases

The Company leases office, distribution, and retail facilities. Certain retail store leases may require the payment of minimum rent and contingent rent based on a percentage of sales exceeding a stipulated amount. The Company’s lease agreements expire at various dates through 2034, are subject, in many cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices, which are considered as variable costs.

The Company determines its lease payments based on predetermined rent escalations, rent-free periods and other incentives. The Company recognizes rent expense on a straight-line basis over the related terms of such leases, including any rent-free period and beginning from when the Company takes possession of the leased facility. Variable operating lease expenses, including contingent rent based on a percentage of sales, CAM charges, rent related taxes, mall advertising and adjustments to consumer price indices, are recorded in the period such amounts and adjustments are determined. Lease terms occasionally include renewal options for additional periods of up to 6 years. The Company uses judgment when assessing the renewal options in the leases and assesses whether or not it is reasonably certain to exercise these renewal options if they are within the control of the Company. Any renewal options not reasonably certain to be exercised are excluded from the lease term. There is generally no readily determinable discount rate implicit in the Company’s leases. Accordingly, the Company uses its incremental borrowing rate for a term that corresponds to the applicable lease term in order to measure its lease liabilities and has elected to use such rates based on lease terms remaining as of March 25, 2023 and any new leases entered into thereafter.

The amounts of the Company’s operating lease right-of-use (“ROU”) asset and current operating lease liabilities are presented separately on the Consolidated Balance Sheet as of March 25, 2023. Substantially all of the Company’s leases are operating leases as of March 25, 2023. The Company records lease expenses within selling, general and administrative expenses. The Company monitors for events or changes in circumstances that require a reassessment of one of its leases. ROU assets, as part of the group of assets, are periodically reviewed for impairment.

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

Going concern assumption

Our consolidated financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. In evaluating our ability to continue as a going concern, we are required to determine whether we have the ability to fund our operations and meet our cash flow requirements. This evaluation requires us to estimate and forecast our cash flows and excess availability levels under various scenarios for at least twelve months from the date the financial statements were authorized for issuance. Significant estimates that have the greatest impact on our analysis include our estimate of sales, gross margins and operating costs, capital expenditures, estimates of collateral values of inventory and accounts receivable performed by our lenders throughout the year which could increase or decrease our availability under our senior secured credit facility, estimates of forecasted working capital levels, timing of inventory acquisitions, vendor terms and payments, interest rate and foreign exchange rate assumptions and forecasted excess availability levels under the senior secured credit facility and senior secured term loan. Furthermore, we have also made judgments on whether any reserves would be imposed by our senior secured lenders. Significant variances from our assumptions used in preparing our going concern analysis could significantly impact our ability to meet our projected cash flows. Our ability to meet our projected cash flows could also be impacted if our senior secured lenders impose additional restrictions on our ability to borrow on our collateral or if we do not adhere to the applicable financial covenant under our Amended Credit Facility and Amended Term Loan, which would be considered an event of default.

The Company funds its operations primarily through committed financing under its Amended Credit Facility and Amended Term Loan described in Note 6 of our consolidated financial statements included elsewhere in this 20-F. The Amended Credit Facility along with the Amended Term Loan are used to finance working capital, finance capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations, obtain favorable payment terms from suppliers, as well as to maintain specified excess availability levels under its Amended Credit Facility and its Amended Term Loan. The sole financial covenant which the Company is required to adhere to under both its Amended Credit Facility and its Amended Term Loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Amended Credit Facility and under the Amended Term Loan, that could result in the outstanding balances borrowed under the Company’s Amended Credit Facility and Amended Term Loan becoming due immediately, which would result in cross defaults on the Company’s other borrowings. The Company met its excess availability requirement as of and throughout the year ended March 25, 2023 and as of the date the financial statements were authorized for issuance, and expects to have excess availability of at least $8.5 million for at least the next twelve months.

The term loans with Investissement Québec requires the Company to maintain on an annual basis a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. As at March 25, 2023 the Company had a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of 0.98. On June 8, 2023, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 25, 2023. Refer to Note 1 to the consolidated financial statements for additional information.

Reserves for slow-moving finished goods inventories

We reserve inventory for estimated slow-moving finished goods inventory equal to the difference between the cost of inventory and net realizable value, which is based on assumptions about future demand and market conditions. The allowance for slow-moving finished goods inventory is equal to the difference between the cost of inventories and the estimated selling prices. There is estimation uncertainty in relation to the identification of slow-moving finished goods inventories which are based on certain criteria established by the Company. The criteria includes operational decisions by management to discontinue ordering the inventory based on sales trends, market conditions, and the aging of inventories. Estimation uncertainty also exists in determining the expected selling prices and associated gross margins through normal sales channels based on assumptions about future demand and market conditions for those slow-moving inventories.

Recent Accounting Pronouncements

See Note 2 (r) to the consolidated financial statements included in this Form 20-F.

Safe Harbor

See section entitled “Forward-Looking Information” at the beginning of this Annual Report on Form 20-F.

Item 6.	Directors, Senior Management and Employees

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our executive officers and directors, and their respective ages and positions as of May 31, 2023. During fiscal 2023, the Company had four executive officers.

Name	Age	Position
Niccolò Rossi di Montelera	50	Executive Chairman of the Board & Director
Jean-Christophe Bédos	58	President, Chief Executive Officer & Director
Davide Barberis Canonico	57	Director
Shirley A. Dawe	76	Director
Frank Di Tomaso	76	Director
Emilio Benedetto Imbriglio	63	Director
Deborah Shannon Trudeau	67	Director
Joseph F.X. Zahra	67	Director
Katia Fontana	53	Vice President and Chief Financial Officer
Maryame El Bouwab	45	Vice President Merchandising, Planning and Supply Chain
Miranda Melfi	59	Vice President, Human Resources, Chief Legal Officer & Corporate Secretary

Directors

Niccolò Rossi di Montelera, age 50, was elected to the Company’s Board of Directors on September 23, 2010 and served as Vice-Chairman of the Company’s Board of Directors from June 2015 until being appointed Executive Chairman of the Board effective January 1, 2017. Mr. Rossi di Montelera’s term as a director of Birks Group expires in 2023. Mr. Rossi di Montelera was a consultant for Gestofi from August 2009 until December 31, 2016 and provided consulting services to the Company in the areas of new product and brand development in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002 he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of Directors of Montrovest until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, who was the Company’s Chairman of the Board until December 31, 2016, and is the brother-in-law of Mr. Carlo Coda-Nunziante who was the Company’s Vice President, Strategy until March 31, 2018.

Jean-Christophe Bédos, age 58, was appointed to the Company’s Board of Directors on April 19, 2012. He was the Company’s Chief Operating Officer from January 2012 to March 2012 and became the Company’s President and Chief Executive Officer on April 1, 2012. He became a director of Birks Group on April 19, 2012 and his term as a director expires in 2023. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweler Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewelry industry at Cartier in 1988. He also serves as a director and Chairman of the Board of The Montreal General Hospital Foundation.

Davide Barberis Canonico, age 57, was elected to the Company’s Board of Directors in September 2013. Mr. Canonico’s term as a director of Birks Group expires in 2023. From January 1, 2016 until April 2018, Mr. Canonico was also the Chief Executive Officer of Autofil Yarn Ltd., a company in the textile industry supplying yarn to the automotive industry with manufacturing facilities in the United Kingdom and Bulgaria and was the Group Strategy Director from June 2015 to December 2015. From 1998 to March 2016, he was President and Chief Executive Officer of Manifattura di Ponzone S.p.A., an Italian family-owned company in the textile industry. From 2001 to 2015, he was also a member of the board of Sinterama S.p.A., a company in the textile industry with manufacturing facilities worldwide. He was a member of the Supervisory Board of Montrovest B.V. until April 2018. He also serves as a director of a number of other corporate boards.

Shirley A. Dawe, age 76, has been a member of the Company’s Board of Directors since 1999. Ms. Dawe’s term as a director of Birks Group expires in 2023. She is also a corporate director and has been President of Shirley Dawe Associates Inc., a Toronto-based management advisory company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the board of directors of numerous public and private companies in Canada and the U.S.

Frank Di Tomaso, age 76, was elected to the Company’s Board of Directors in September 2014. Mr. Di Tomaso’s term as a director of Birks Group expires in 2023. Mr. Di Tomaso is a corporate director. He has been a Chartered Professional Accountant since 1972. He was an audit and advisory partner at Raymond Chabot Grant Thornton LLP from 1981 to 2012 where he held the position of Managing Partner Audit – Public Companies until he retired in 2012. Mr. Di Tomaso also has been and currently is a member of a number of other public company corporate boards, including Intertape Polymer Group, Inc. and Sato Technologies Corp.

Emilio B. Imbriglio, age 63, is a corporate director. Mr. Imbriglio has been a Chartered Professional Accountant since 1982. From 2002 to 2013, Mr. Imbriglio lead Raymond Chabot Grant Thornton LLP’s (“RCGT”) corporate finance unit which included M&A, financing, business valuation and public-private partnerships. He was also the Chair of the Board of RCGT from 2011 to 2013. In 2013, Mr. Imbriglio was named President and Chief Executive Officer of RCGT and served in that capacity until he retired in 2021. Mr. Imbriglio also has been and currently is a director of a number of other private companies, non-profit organizations as well as public company corporate boards including HEXO Corp.

Deborah Shannon Trudeau, age 67, is a corporate director. Since 1987, she has been a member of the Advisory Board of Trudeau Corporation, a Canadian family-owned company founded in 1889 that distributes high-end European crystal and glassware products and is a global leader in the design, creation, marketing and distribution of its own Trudeau-branded lifestyle kitchenware and tableware products. From 1987 until 2018, Ms. Trudeau was Senior Vice-President, International Business and Licensing of Trudeau Corporation overseeing its growth and market expansion. In addition, since 2017, Ms. Trudeau has been Vice-Chair of the Board of Royal Canadian Mint, a for-profit crown corporation and a producer of circulation coins for Canada and other countries and of numismatic coins and gold and silver bullion. She has been and currently is a director of a number of other private companies, non-profit organizations as well as public company corporate boards including Crescita Therapeutics Inc.

Joseph F.X. Zahra, age 67, was appointed to the Company’s Board of Directors on November 9, 2016. Mr. Zahra’s term as a director of Birks Group expires in 2023. Mr. Zahra is a founding partner and director of SurgeAdvisory Limited, an advisory firm which focuses on strategy and transformation management, succession planning and boardroom coaching operating in Malta, since January 1, 2017. Prior thereto, he was a founding partner and managing director of MISCO, an independent consulting group operating in Malta, Cyprus and Italy from 1983 to 2016. Mr. Zahra also serves as director of several private, publicly-listed and regulated companies operating in the following industries: financial services (insurance and investment services), oil services, transportation, retail and hospitality. Mr. Zahra is also chairman of the board of directors of Vodafone Holdings and chairman of the audit committee of CPHCL Ltd., and member of the audit committee of United Finance plc and of Vodafone Insurance Ltd. He also serves as chairman of the investment committee of Pendergardens Developments plc and is a member of the investment committee of Chasophie Group Limited and the underwriting committee of Vodafone Insurance Ltd. Mr. Zahra was director of the Central Bank of Malta from 1992 to 1996 and served as executive chairman of Bank of Valletta Plc from 1998 to 2004, Maltacom Plc in 2003 and Middlesea Insurance Plc from 2010 to 2012. Mr. Zahra was appointed as one of the five international auditors at the Prefettura per gli Affari Economici of the Holy See from 2010 to 2014 and was the president of the economic and administrative reform commission (COSEA) from 2013 to 2014 as well as Vice Coordinator of the Council for the Economy of the Holy See from 2014 to 2020.

Other Executive Officers

Katia Fontana, age 53, is our Vice President, Chief Financial Officer and has been with Birks Group since January 13, 2020. Prior to joining us, she was Chief Financial Officer at Avenir Global, a holding company for communications and public relations firms. Prior thereto, she was with Groupe Dynamite Inc., an apparel retailer, from 2004 to 2018 in various positions, including Chief Financial Officer, Vice President, Finance and Administration and Director, Finance. From 1993 to 2004, Ms. Fontana was with Deloitte in its audit and assurance practice.

Maryame El Bouwab, age 45, is our Vice President, Merchandising, Planning and Supply Chain. She has been with the Company since March 2013. Prior to her current position, she was the Company’s Vice President, Planning and Supply Chain from June 1, 2018 to September 30, 2018 and Vice President, Merchandise Planning from February 1, 2017 to May 31, 2018. From March 2013 to February 2017, she was the Company’s Director of Merchandise Planning. Prior to joining the Company, Ms. El Bouwab was, from 2005 to 2012, with Mexx Canada and Lucky Brand Jeans and held the position of Merchandising and Planning Manager.

Miranda Melfi, age 59, is our Vice President, Human Resources, Chief Legal Officer and Corporate Secretary and has been with Birks Group since April 2006. Prior to her current position, she was our Vice President, Legal Affairs and Corporate Secretary from April 2006 to September 2018. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella- Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

COMPENSATION OF DIRECTORS AND OFFICERS

Director Compensation

During fiscal 2023 and until September 30, 2022, each director who was not an employee of the Company was entitled to receive an annual fee of U.S. $25,000 (approximately $33,050 in Canadian dollars) for serving on our Board of Directors, U.S. $1,500 (approximately $2,000 in Canadian dollars) for each Board meeting attended in person or by video conference and U.S. $750 (approximately $1,000 in Canadian dollars) for each Board meeting lasting over one (1) hour attended by phone or by video conference. The chairperson of each of the audit and corporate governance committee, and the compensation and nominating committee received an additional annual fee of U.S. $10,000 and U.S. $8,000 (approximately $13,200 and $11,600 in Canadian dollars) respectively. The members of the audit and corporate governance committee, and the compensation and nominating committee received an additional annual fee of U.S. $5,000, and U.S. $4,000 (approximately $6,600 and $5,300 in Canadian dollars), respectively, and the independent member of the executive committee received an additional annual fee of U.S. $4,000 (approximately $5,300 in Canadian dollars). The chairperson and any other members of any special independent committee of directors that may be established from time to time is entitled to receive compensation as may be determined by the Board of Directors for his or her service on such committee.

Since October 1, 2022, each director who is not an employee of the Company is entitled to receive an annual fee of US$45,000 (approximately $59,500 in Canadian dollars) for serving on the Company’s Board of Directors. The chairperson of each of the audit and corporate governance committee, and the compensation and nominating committee received an additional annual fee of US$15,000 and US$12,000 (approximately $19,850 and $15,850 in Canadian dollars) respectively. The members of the audit and corporate governance committee, and the compensation and nominating committee received an additional annual fee of US$8,000 and US$6,000 (approximately $10,600 and $7,950 in Canadian dollars), respectively, and the independent member of the executive committee received an additional annual fee of US$4,000 (approximately $5,300 in Canadian dollars). The chairperson and any other members of any special independent committee of directors that may be established from time to time is entitled to receive compensation as may be determined by the Board of Directors for his or her service on such committee.

Since September 2018 and every September thereafter until September 2022, each director who is not an employee of the Company is entitled to receive deferred stock units equal to a value of U.S. $25,000 (approximately $33,050 in Canadian dollars). All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

From and including September 2023 and every September thereafter, each director who is not an employee of the Company is entitled to receive deferred stock units equal to a value of US$45,000 (approximately $59,500 in Canadian dollars).

On November 15, 2016, the Company’s Board of Directors approved annual payments of €200,000 (approximately $276,000 in Canadian dollars) and €50,000 (approximately $69,000 in Canadian dollars) to Mr. Niccolò Rossi di Montelera for his role as Executive Chairman of the Board and Chairman of the Executive Committee, respectively, effective January 1, 2017. During fiscal 2021. in an effort to mitigate the financial impact of COVID-19 on the Company, Mr. Niccolò Rossi di Montelera agreed to a COVID-19 fee reduction of 20% for the months of April, May and June 2020, 10% for the months of July to December 2020, and 20% for the months of January to March 2021.

Executive Compensation

We are a “foreign private issuer” under U.S. securities laws and not a reporting issuer under Canadian securities laws and are therefore not required to publicly disclose detailed individual information about executive compensation under U.S. securities laws to the extent that we comply with the rules of our home jurisdiction. As such, the executive compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers are detailed in our Management Proxy Circular described below. Under the Canada Business Corporations Act, being the statute under which we were incorporated, we are required to provide certain information on executive compensation. The aggregate compensation paid by us to our four executive officers was approximately $1,734,600 (annual salary).

The summary compensation table regarding our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers and the option/RSU grants and exercise of options/RSU tables in our Management Proxy Circular will be filed on Form 6-K with the SEC in connection with our 2023 Annual Meeting of Shareholders.

Birks Group Incentive Plans

The following plan makes reference to stock prices, since BGI trades publicly on the NYSE American, all stock prices are denominated in U.S. dollars.

Long-Term Incentive Plan

In 2006, Birks Group adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks Group’s business. As of May 31, 2023, there were outstanding stock options to purchase 12,000 shares of the Company’s Class A voting shares granted to members of the Company’s senior management team under the Omnibus Long-Term Incentive Plan and outstanding stock options to purchase 20,000 shares of the Company’s Class A voting shares granted to members of the Company’s senior management team under the Long-Term Incentive Plan. The stock options outstanding as of May 31, 2023, under the Omnibus Long-Term Incentive Plan, have a weighted average exercise price of $1.43 and the stock options outstanding as of May 31, 2023, under the Long-Term Incentive Plan have a weighted average exercise price of $0.78.

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

Omnibus Long-Term Incentive Plan

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Under the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. A total of 1,000,000 shares of the Company’s Class A voting shares are reserved for issuance under the Omnibus LTIP. On January 11, 2022 and September 22, 2022, the Board of Directors and a majority of shareholders, respectively, approved the increase to the maximum number of Class A voting shares reserved for issuance under the Omnibus LTIP from 1,000,000 to 1,500,000. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of May 31, 2023, the only awards outstanding under the Omnibus LTIP were 750,482 deferred stock units granted to members of the Company’s Board of Directors which were converted from cash-settled to share-settled awards on December 20, 2021, 35,584 cash-settled deferred stock units granted to members of the Company’s Board of Directors, 12,000 Class A voting shares underlying options granted to members of the Company’s senior management team, and 375,000 cash-settled restricted stock units granted to members of the Company’s senior management team as well as certain employees in managerial roles, of which 325,000 restricted stock units were converted from cash-settled to share-settled awards on December 20, 2021.

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

Our Board of Directors has determined that six of our eight directors (Davide Barberis Canonico, Shirley A. Dawe, Frank Di Tomaso, Joseph F.X Zahra, Emilio B. Imbriglio, and Deborah Shannon Trudeau) qualify as independent directors within the meaning of Section 803A of the NYSE American Company Guide.

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

In relation to fiscal year 2023, the Company’s Board of Directors held a total of six board meetings and fifteen committee meetings. With respect to such period, all of the directors attended 100% of the meetings of the Board of Directors, except for two directors, one of which attended 83% of the board meetings and the other attended 80%.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. During fiscal 2023, our Board of Directors was composed of the three main committees below. The Board of Directors may from time to time also create special committees of the Board as needed.

1. Audit and Corporate Governance Committee. We have a separately designated standing audit and corporate governance committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit and corporate governance committee operates under a written charter adopted by the Board of Directors. The audit and corporate governance committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit and corporate governance committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. The audit and corporate governance committee is also responsible for overseeing all aspects of the Company’s corporate governance policies. In addition, the audit and corporate governance committee is responsible for the oversight and review of all related party transactions. In relation to fiscal 2023, the audit and corporate governance committee held four meetings. With respect to such period, all the members of the audit and corporate governance committee attended 100% of these meetings, except for one member who attended 50% of the meetings. During fiscal 2023, the audit and corporate governance committee was comprised of Frank Di Tomaso (Chair), Davide Barberis Canonico (since September 22, 2022), Emilio B. Imbriglio (since September 22, 2022), Louis L. Roquet (until September 21, 2022) and Joseph F.X. Zahra , each of whom was financially literate and an independent (as defined by the NYSE American listing standards and SEC rules), non-employee director of the Company. We have determined that Frank Di Tomaso and Emilio B. Imbriglio are each an “audit committee financial expert” as this term is defined under SEC rules. Neither the SEC nor the NYSE American requires us to designate an “audit committee financial expert”. A copy of the audit committee charter is available on the Company’s website at www.birks.com.

2. Compensation and Nominating Committee. We have a standing compensation committee. The compensation and nominating committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation and nominating committee is to recommend to the Board of Directors (i) director compensation and (ii) executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of Birks Group. The compensation and nominating committee also establishes criteria for goals and objectives for variable compensation, evaluates the performance of the Chief Executive Officer on an annual basis and provides recommendations to the Board of Directors regarding Chief Executive Officer and senior management succession plans. Certain decisions regarding compensation of certain other executive officers are reviewed by the compensation committee. In relation to fiscal year 2023, the compensation and nominating committee held five meetings and all members of the compensation and nominating committee attended 100% of these meetings with respect to that period. During fiscal year 2023, the compensation and nominating committee was comprised of Shirley A. Dawe (Chair), Davide Barberis Canonico, Frank Di Tomaso (until September 21, 2022), Louis L. Roquet (until his death on February 24, 2023), Deborah Shannon Trudeau (since September 22, 2022) and Joseph F.X. Zahra (since September 22, 2022). Each member of the compensation and nominating committee is an independent (as defined by the NYSE American listing standards), non-employee director of the Company.

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

3. Executive Committee. We have a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between meetings of the Board of Directors for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in our operations, including but not limited to monitoring the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. During fiscal year 2023, the executive committee consisted of Niccolò Rossi di Montelera (Chair), Jean-Christophe Bédos, Davide Barberis Canonico, Louis L. Roquet (until his death on February 24, 2023) and Joseph F.X. Zahra. In relation to fiscal year 2023, the executive committee held six meetings. All of the members of the executive committee attended 100% of these meetings with respect to such period. Messrs. Barberis Canonico, Roquet (until his death on February 24, 2023), and Zahra are independent, non-employee directors of the Company.

EMPLOYEES

As of March 25, 2023, we employed approximately 313 persons, including 20 employees on temporary leave. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, training, retraining and developing the best people in our industry.

Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations, e-commerce sales and support, wholesale sales and gold exchange. The table below sets forth headcount by category in the periods indicated.

As of March 25, 2023:	Total
Administration and operating support	142
Retail	171

Total	313

As of March 26, 2022:
Administration and operating support	130
Retail	166

Total	296

As of March 27, 2021*:
Administration and operating support	113
Retail	206

Total	319

*	As of March 27, 2021, 62 retail employees out of a total of 206 were placed on temporary lay-off as a result of the COVID-19 pandemic.

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2023, based on 11,112,999 Class A voting shares, by each executive officer and each director:

Name of Beneficial Owner	Number of Class A Voting Shares Beneficially Owned		Options/DSUs to Purchase Shares		Percentage of Beneficially Owned
Niccolò Rossi di Montelera	—		110,588	(3)	*
Jean-Christophe Bédos	—		100,000	(2)	*
Davide Barberis Canonico	—		110,588	(3)	*
Shirley A. Dawe	1,545	(1)	137,761	(3)	*
Frank Di Tomaso	—		143,196	(3)	*
Emilio B. Imbriglio	—		—		—
Deborah Shannon Trudeau	—		—		—
Joseph F.X. Zahra	—		110,588	(3)	*
Katia Fontana	—		50,000	(2)	*
Maryame El Bouwab	—		50,000	(2)	*
Miranda Melfi	—		50,000	(2)	*

*	Less than 1%.
(1)	Includes 1,545 Class A voting shares.
(2)

Includes restricted stock units to acquire an equivalent amount of Class A voting shares upon exercise at a price of $0 per share. The restricted stock units are exercisable during the period commencing on July 1, 2023 and ending on August 15, 2023.

(3)

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

DISCLOSURE OF REGISTRANT’S ACTIONS TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2023 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and/or Class B multiple voting shares. The major shareholders listed with Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Unless otherwise indicated in the table, each of the individuals named below, to the Company’s knowledge, has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 11,112,999 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on May 31, 2023, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Annual Report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of May 31, 2023 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. For information regarding entities or persons that directly or indirectly control us, see “Item 3. Key Information – Risk Factors – Risks Related to the Company.”

Name of Beneficial Owner(1)	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
The Grande Rousse Trust(2)	13,646,692	72.47%
Meritus Trust Company Limited(3)	13,646,692	72.47%
Montel S.à.r.l(4)	8,846,692	59.65%
Mangrove Holding S.A.(5)	4,800,000	31.76%
Jason Edward Maynard	2,684,602	24.16%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite its name.
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

(6)	This information is taken from Schedule 13D filed by Jason E. Maynard with the U.S. Securities and Exchange Commission on June 13, 2023.

As of May 31, 2023, there were a total of 216 holders of record of our Class A voting shares, of which 171 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 46% of our outstanding Class A voting shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Class A shares were held of record by brokers or other nominees. None of our Class B multiple voting shares are held in the United States. Each Class B multiple voting share entitles the holder to ten (10) votes at all meetings of our shareholders (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of our restated articles or the Canada Business Corporations Act).

RELATED PARTY TRANSACTIONS

Management Consulting Services Agreement

Effective January 1, 2016, the Company entered into a management consulting services agreement with Gestofi S.A. (“Gestofi”), all in accordance with the Company’s Code of Conduct relating to related party transactions. Under the management consulting services agreement, Gestofi provides the Company with services related to the obtaining of financing, mergers and acquisitions, international expansion projects, and such other services as the Company may request. Under the agreement, the Company paid an annual retainer of €140,000 (approximately $193,000 in Canadian dollars). The original term of the agreement was until December 31, 2016 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee (and now is subject to the review and approval of the Company’s audit and corporate governance committee) and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In November 2018, the agreement was renewed on the same terms and conditions except that the retainer was reduced to €40,000 (approximately $55,000 in Canadian dollars). In March 2019, the agreement was renewed and amended to (i) waive the yearly retainer and reimburse only the out-of-pocket expenses related to the services, and (ii) allow for a success fee to be mutually agreed upon between the Company and Gestofi in the event that financing or a capital raise is achieved. In fiscal 2023, 2022, and 2021, the Company incurred expenses of nil, nil, and nil respectively under this agreement to Gestofi. In November 2021, the agreement was renewed for an additional one-year term.

Cash Advance Agreements

The Company has a cash advance outstanding from the Company’s controlling shareholder, Montel (formerly Montrovest), of USD$1.5 million (approximately $2.1 million in Canadian dollars) originally received in May 2009 from Montrovest. This cash advance was provided to the Company by Montrovest to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s Amended Credit Facility and Amended Term Loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s Amended Credit Facility permit such a payment. At March 25, 2023 and March 26, 2022, advances payable to Montel amounted to USD$1.5 million (approximately $2.1 million and $1.9 million in Canadian dollars, respectively).

On July 28, 2017, the Company received a USD$2.5 million (approximately $3.3 million in Canadian dollars) loan from Montel, to finance its working capital needs. The loan bears interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is due and payable in two equal payments of USD$1.25 million (approximately $1.55 million in Canadian dollars) in each of July 2018 and July 2019. During fiscal year 2019, USD$1.25 million (approximately $1.55 million in Canadian dollars) was repaid. In May 2019, Montel granted the Company a one-year extension of the term of the outstanding balance of USD $1.25 million ($1.8 million in Canadian dollars) which was scheduled to be fully repaid in July 2019. In December 2019, the Company obtained a new one-year moratorium on principal repayments and as such the loan will become due in December 2020. In June 2020, the Company obtained a new moratorium on principal repayments and as such the loan will become due at the earliest of August 31, 2021 or 10 days following a recapitalization. During fiscal 2022, the remaining principal balance on the loan of approximately USD $1.25 million ($1.6 million in Canadian dollars) was repaid. At March 25, 2023 and March 26, 2022, loans payable to Montel amounted to nil and nil.

Due to the Montrovest Merger, Montrovest’s separate legal existence ceased and as a result of such merger, the cash advance agreements as well as the loan agreement have been assumed by Montel.

Reimbursement Letter Agreement

In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl, of certain expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s then Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s Chairman of the Executive Committee and the Company’s current Executive Chairman of the Board, for the work performed on behalf of the Company, up to a yearly maximum of USD$260,000 (approximately $360,000 in Canadian dollars). The yearly maximum was reduced to USD$130,000 (approximately $180,000 in Canadian dollars), and in fiscal 2019 the terms were amended so that only administrative support and analytical service costs can be reimbursed. This agreement has been renewed annually and was renewed in March 2023 for an additional one-year term, amended to invoice in EURO (€). During fiscal 2023, 2022, and 2021, the Company incurred expenses of €24,000, €24,000, and €20,000, (approximately $35,000, $35,000, and $30,000 in Canadian dollars) respectively to Regaluxe Srl under this agreement.

Distribution Agreement

In April 2011, our corporate governance and nominating committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe Srl. Under the agreement, Regaluxe Srl is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on April 1, 2011. Under this agreement, the Company pays Regaluxe Srl a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe Srl less a discount factor of 3.5%. The agreement’s initial term was until March 31, 2012, and may be renewed by mutual agreement for additional one year terms. This agreement has been renewed annually and in March 2023, the agreement was renewed for an additional one-year term. During fiscal year 2023, fiscal 2022 and fiscal 2021, the Company did not make any payments to Regaluxe Srl under this agreement.

Consulting Agreement

On March 28, 2018, the Company’s Board of Directors approved the Company’s entry into a consulting services agreement with Carlo Coda Nunziante effective April 1, 2018. Under the agreement, Carlo Coda Nunziante, the Company’s former Vice President, Strategy, is providing advice and assistance on the Company’s strategic planning and business strategies for a total annual fee, including reimbursement of out-of-pocket expenses of €146,801 (approximately $202,000 in Canadian dollars), net of applicable taxes. During fiscal 2023, 2022 and fiscal 2021, the Company incurred charges of €149,000, €162,000 and €135,000 (approximately $205,000, $237,000 and $200,000 in Canadian dollars), including applicable taxes, respectively. This agreement has been renewed in March 2023 for an additional one-year term upon the same terms and conditions.

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

STATEMENTS BY EXPERTS

Not applicable.

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

SUBSIDIARY INFORMATION

Not applicable.

ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowing under the Amended Credit Facility and the Amended Term Loan bear interest at floating rates, which are based on CDOR or prime plus a fixed additional interest rate. As of March 25, 2023, we have not hedged these interest rate risks. Since the end of fiscal 2023, the CDOR rate has increased by 25 basis points. As of March 25, 2023, we had approximately $57.9 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.6 million.

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

To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of March 25, 2023, we had not hedged these foreign exchange rate risks. As of March 25, 2023, we had approximately $14.4 million of net liabilities subject to foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 100 basis point strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 25, 2023, our earnings would have increased or decreased, respectively, by approximately $0.2 million. This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

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

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 25, 2023, our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), were effective.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of March 25, 2023, our internal control over financial reporting was effective.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board of Directors determined that both Frank Di Tomaso and Emilio B. Imbriglio, independent directors, each meet the requirements to be designated an “audit committee financial expert” as such term is defined by the SEC. See “Item 6. Directors, Senior Management and Employees—Board Practices.”

Item 16B.	Code of Ethics

We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer, Senior Director of Finance, and Controller. Our code of ethics is available on our website at www.birks.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address. We also have a similar code of ethics that applies to our financial directors. The Company has also adopted a Code of Conduct that applies to all employees of the Company.

Item 16C.	Principal Accountant Fees and Services

During fiscal 2023 and fiscal 2022, we retained KPMG LLP, our independent registered public accountant, to provide services in the following categories and amounts:

Audit Fees

The aggregate fees for professional services rendered by KPMG LLP for the audit and interim review of our consolidated financial statements was $696,006 in fiscal 2023 and $608,195 in fiscal 2022.

Audit Related Fees

During fiscal 2023 and fiscal 2022, KPMG LLP provided audit related services for a total amount of nil and nil, respectively.

Tax Fees

During fiscal 2023 and fiscal 2022, KPMG LLP provided tax advisory services for a total amount of $35,373, and $87,454, respectively.

All Other Fees

During fiscal 2023 and fiscal 2022, KPMG LLP provided advisory services for a total amount of $41,730 and nil, respectively.

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

We did not, nor did any affiliated purchaser, purchase any of our equity securities during fiscal 2023.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.	Insider Trading Policies

Not applicable.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The financial statements required by this item are found at the end of this Annual Report beginning on page F-1.

PART III

Item 19.	Exhibits

The following exhibits are part of this Annual Report on Form 20-F.

Exhibit Number	Description of Document

1.1	Restated Articles of Incorporation of Birks Group Inc., effective as of November 14, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

1.2	Articles of Amendment of Birks Group Inc., effective as of October 1, 2013. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 25, 2014.

1.3	Articles of Amendment of Birks Group Inc. effective as of October 3, 2014. Incorporated by referenced from Birks Group Inc.’s Form 20-F filed with the SEC on June 26, 2015.

1.4	By-law No. One of Birks Group Inc. adopted on December 28, 1998 and amended on April 9, 2012. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 3, 2012.

2.1	Form of Birks Class A voting share certificate as amended as of October 1, 2013. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 25, 2014.

4.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2*	Form of Directors and Officers Indemnity Agreement.

4.3	Agreement of Principal Lease between 7739907 Canada Inc. and Birks Group Inc. executed on March 17, 2017. Incorporated by reference from the Birks Group Inc.‘s Form 6-K filed with the SEC on May 12, 2017.

4.4	Employment Agreement between Miranda Melfi and Birks Group dated February 24, 2006. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.5	Management Consulting Services Agreement between Birks Group Inc. and Gestofi S.A. entered into as of November 20, 2015. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 30, 2016.

4.6	Birks Group Inc. Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.7	Birks Group Inc. Omnibus Long-Term Incentive Plan as amended on January 11, 2022. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on June 24, 2022

4.8	Form of Stock Appreciation Rights Agreement. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.9	Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 8, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2020.

4.10	Amendment dated February 18, 2021, to the Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 8, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 17, 2021.

4.11	Amended and Restated Cash Advance Agreement between Birks Group Inc. and Montrovest B.V., dated June 8, 2011. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.12*+	Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos, dated January 4, 2012.

4.13*+	Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos dated April 18, 2013.

4.14*+	Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos effective October 1, 2015.

4.15	Canadian Offering Memorandum, dated as of April 27, 2012. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.16	Form of Subscription Rights Certificate. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on May 24, 2012.

4.17	Consulting Services Agreement between Carlo Coda Nunziante and Birks Group Inc., dated March 31, 2018. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 3, 2018.

4.18	Credit Agreement by and among Crystal Financial LLC, as Agent, the lenders that are parties thereto as the Lenders, and Birks Group Inc. dated as of June 29, 2018. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 3, 2018.

4.19	Amendment No.1 to the Credit Agreement by and among by and among the lenders thereto as lenders, Crystal Financial LLC, as agent, and Birks Group Inc. dated as of April 18, 2019. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 8, 2020.

4.20	Amendment No.2 to the Credit Agreement by and among by and among the lenders thereto as lenders, Crystal Financial LLC, as agent, and Birks Group Inc. dated as of July 3, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 17, 2021.

4.21	Amendment No.3 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of August 31, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.22	Amendment No.4 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of December 15, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.23	Amendment No.5 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of December 24, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.24	Employment Agreement dated June 29, 2018 entered into between Birks Group Inc. and Maryame El Bouwab. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on July 13, 2018.

4.25	Employment Agreement dated December 18, 2019 entered into between Birks Group Inc. and Katia Fontana. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 8, 2020.

4.26	Description of Capital Stock. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 8, 2020.

4.27	Birks Group Inc. Omnibus Long-Term Incentive Plan as amended on January 11, 2022. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.28	Loan Agreement between Birks Group Inc. and Investissement Québec entered into on August 24, 2021. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on November 18, 2021.

4.29	Amended and Restated 2021 Credit Agreement by and among Wells Fargo Capital Finance Corporation Canada, as Administrative Agent, the Lenders that are parties thereto as the Lenders, and Birks Group Inc., as Borrower, dated as of December 24, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

8.1*	Subsidiaries of Birks Group Inc.

12.1*	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP.

101.INS*	XBRL Instance Document*

101.SCH*	XBRL Taxonomy Extension Schema Document*

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed herewith.
+

Certain identified information has been excluded from this exhibit because the Company does not believe it is material and is the type that the Company customarily treats as private and confidential. Redacted information is indicated by [***].

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BIRKS GROUP INC.

Date: June 22, 2023	/s/ Katia Fontana
Katia Fontana,
Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Birks Group Inc.:
Opinion on the
Consolidated
Financial Statements
We have audited the accompanying consolidated balance sheets of Birks Group Inc. (the “Company”) as of March 25, 2023 and March 26, 2022, the related consolidated statements of operations, other comprehensive income (loss), changes in stockholders’ equity (deficiency), and cash flows for the years ended March 25, 2023, March 26, 2022 and March 27, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 25, 2023 and March 26, 2022, and the results of its operations and its cash flows for the years ended March 25, 2023, March 26, 2022 and March 27, 2021, in conformity with U.S. generally accepted accounting principles.
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

Assessment of the Company’s ability to continue as a going concern
As discussed in Note 1 to the consolidated financial statements, the Company prepares its consolidated financial statements on a going concern basis. The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the twelve months from the date of issuance of these financial statements. The Company funds its operations primarily through committed financing under its amended senior secured credit facility and its amended senior secured term loan. The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations, adhere to the terms of its committed financings, obtain favorable payment terms from suppliers, as well as to maintain specified excess availability levels under its amended senior secured credit facility and its amended senior secured term loan. In addition to the covenant to adhere to a daily minimum excess availability of $8.5 million under both its amended senior secured credit facility and its amended senior secured term loan, other loans have a covenant to adhere to a working capital ratio of 1.01 at the end of each fiscal year. Management estimated and forecasted cash flows and excess availability levels under various scenarios for at least the next twelve months from the date the financial statements were authorized for issuance.
We identified the assessment of the Company’s ability to continue as a going concern and related disclosures as a critical audit matter. There was uncertainty associated with the future outcome of events and circumstances underlying significant assumptions. In addition, there was significant auditor judgment involved in assessing management’s cash flow forecast under various scenarios, specifically forecasted sales and gross margins, operating costs, favorable payment terms from suppliers, excess availability levels and working capital ratio.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of the internal control related to management’s going concern assessment. We assessed management’s ability to forecast by comparing prior year forecasts to actual results and excess availability achieved. We assessed management’s estimated forecasted sales, gross margins and operating costs used in management’s forecasted cash flows, excess availability levels and working capital ratio and adherence to the terms of its committed financings under various scenarios. We assessed waivers received by management for the breach of the working capital ratio. We evaluated the assumptions in the forecasted cash flows and the various scenarios, related to cost reductions and obtaining favorable payment terms from suppliers by understanding the nature of management’s plans and whether they were probable. We examined the results of operations and excess availability levels after year-end, up to the date of our auditor’s report, and compared them to management’s forecasted excess availability levels. We assessed the adequacy of the disclosures related to the application of the going concern assessment.
Evaluation of the reserve for slow-moving finished goods inventories
As discussed in Note 4 to the consolidated financial statements, the inventories reserve balance as of March 25, 2023 is $1,875 thousand, which includes the reserve for slow-moving finished goods inventories. As discussed in Note 2(e), inventories are valued at the lower of average cost or net realizable value, which is the estimated selling price in the ordinary course of business. The reserve for slow-moving finished goods inventories is equal to the difference between the cost of inventories and the estimated selling prices, resulting in the expected gross margin. There is estimation uncertainty in relation to the identification of slow-moving finished goods inventories which are based on certain criteria established by the Company. The criteria includes operational decisions by management to discontinue ordering the inventories based on sales trends, market conditions, and the aging of the inventories. Estimation uncertainty also exists in determining the expected selling prices and associated gross margins through normal sales channels, which are based on assumptions about future demand and market conditions for those slow-moving inventories.
We identified the evaluation of the reserve for slow-moving finished goods inventories as a critical audit matter. A higher degree of auditor judgment and increased audit effort was required to evaluate the identification of the slow-moving finished goods inventories based on the Company’s established criteria, and the expected selling prices for those slow-moving finished goods inventories.
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
Montreal, Canada
June 22, 2023

©
2023 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

BIRKS GROUP INC.
Consolidated Balance Sheets

	As of
	March 25, 2023	March 26, 2022
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$1,262	$2,013
Accounts receivable and other receivables	11,377	8,037
Inventories	88,357	78,907
Prepaids and other current assets	2,694	1,822

Total current assets	103,690	90,779
Long-term receivables	2,000	5,599
Equity investment in joint venture	1,957	—
Property and equipment	26,837	22,781
Operating lease right-of-use asset	55,498	58,071
Intangible assets and other assets	6,999	6,031
Total non-current assets	93,291	92,482

Total assets	$196,981	$183,261

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities:
Bank indebtedness	$57,890	$43,157
Accounts payable	37,645	28,291
Accrued liabilities	7,631	8,340
Current portion of long-term debt	2,133	2,129
Current portion of operating lease liabilities	6,758	6,963

Total current liabilities	112,057	88,880
Long-term debt	22,180	21,371
Long-term portion of operating lease liabilities	62,989	66,757
Other long-term liabilities	358	389

Total long-term liabilities	85,527	88,517
Stockholders’ equity (deficiency):
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 11,112,999 (10,795,443 as of March 26, 2022)	39,019	37,883
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	23,504	23,669
Accumulated deficit	(120,845)	(113,413)
Accumulated other comprehensive loss	(36)	(30)

Total stockholders’ equity (deficiency)	(603)	5,864

Total liabilities and stockholders’ equity (deficiency)	$196,981	$183,261

See accompanying notes to consolidated financial statements

On behalf of the Board of Directors:

/s/ Jean-Christophe Bédos	/s/ Frank Di Tomaso
Jean-Christophe Bédos, Director	Frank Di Tomaso, Director

BIRKS GROUP INC.
Consolidated Statements of Operations

	Fiscal Year Ended
	March 25, 2023	March 26, 2022	March 27, 2021
Net sales	$162,950	$181,342	$143,068
Cost of sales	94,990	105,122	86,718

Gross profit	67,960	76,220	56,350
Selling, general and administrative expenses	66,095	65,942	53,713
Depreciation and amortization	5,673	5,809	5,458

Total operating expenses	71,768	71,751	59,171
Operating (loss) income	(3,808)	4,469	(2,821)
Interest and other financial costs	5,581	3,182	3,017

(Loss) income before taxes and equity in earnings of joint venture	(9,389)	1,287	(5,838)

Income taxes (benefits)	—	—	—
Equity in earnings of joint venture, net of taxes of $0.7 million	1,957	—	—

Net (loss) income, net of tax	$(7,432)	$1,287	$(5,838)

Weighted average common shares outstanding:
Basic	18,692	18,346	18,005
Diluted	18,692	18,794	18,005
Net (loss) income per common share:
Basic	$(0.40)	$0.07	$(0.32)
Diluted	(0.40)	0.07	(0.32)
Net (loss) income per common share:
Basic	$(0.40)	$0.07	$(0.32)
Diluted	(0.40)	0.07	(0.32)
See accompanying notes to consolidated financial statements

BIRKS GROUP INC.
Consolidated Statements of Other Comprehensive Income (loss)

	Fiscal Year Ended
	March 26, 2022	March 26, 2022	March 27, 2021
	(In thousands)
Net (loss) income	$(7,432)	$1,287	$(5,838)
Other comprehensive (loss) income:
Foreign currency translation adjustments (1)	(6)	67	130

Total other comprehensive (loss) income	$(7,438)	$1,354	$(5,708)

(1)	Item that may be reclassified to the Statement of Operations in future periods
See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.
Consolidated Statements of Changes in Stockholders’ Equity (deficiency)
(In thousands of dollars except shares amounts)

	Voting common stock outstanding	Voting common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance at March 28, 2020	17,970,881	$93,368	$19,131	$(108,862)	$(227)	$3,410
Net loss	—	—	—	(5.838)	—	(5,838)
Cumulative translation adjustment (1)	—	—	—	—	130	130

Total comprehensive loss	—	—	—	—	—	(5,708)
Exercise of stock options	358,062	1,748	(872)	—	—	876

Balance at March 27, 2021	18,328,943	95,116	18,259	(114,700)	(97)	(1,422)
Net income	—	—	—	1,287	—	1,287
Cumulative translation adjustment (1)	—	—	—	—	67	67

Total comprehensive income	—	—	—	—	—	1,354
Modification of certain awards from cash settled to equity settled	—	—	5,495	—	—	5,495
Compensation expense resulting from equity settled deferred stock units granted to Management	—	—	263	—	—	263
Exercise of stock options and warrants	186,970	522	(348)	—	—	174

Balance at March 26, 2022	18,515,913	95,638	23,669	(113,413)	(30)	5,864
Net loss	—	—	—	(7,432)	—	(7,432)
Cumulative translation adjustment (1)	—	—	—	—	(6)	(6)

Total comprehensive loss	—	—	—	—	—	(7,438)
Compensation expense resulting from equity settled restricted stock units granted to Management	—	—	549	—	—	549
Exercise of stock options and warrants	315,056	1,136	(714)	—	—	422

Balance at March 25, 2023	18,830,969	96,774	23,504	(120,845)	(36)	(603)

(1)	The change in cumulative translation adjustments is not due to reclassifications out of accumulated other comprehensive income (loss).
See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.
Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 25, 2023	March 26, 2022	March 27, 2021
		In thousands
Cash flows from (used in) operating activities:
Net income (loss)	$(7,432)	$1,287	$(5,838)

Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	5,673	5,809	5,458
Net change of operating lease right-of-use assets and liabilities	(1,544)	(702)	(816)
Leasehold inducements received	661	(464)	1,125
Operating lease modifications	—	—	(482)
Amortization of debt costs	190	250	282
Compensation expenses resulting from equity settled restricted stock units	549	88	—
Equity in earnings of joint venture	(1,957)	—	—
Other operating activities, net	232	359	(15)
(Increase) decrease in:
Accounts receivable, other receivables and long-term receivables	(260)	820	(1,298)
Inventories	(9,450)	18,882	(4,110)
Prepaids and other current assets	(872)	222	(37)
Increase (decrease) in:
Accounts payable	9,044	(9,663)	(10,636)
Accrued liabilities and other long-term liabilities	(1,759)	1,760	(6,424)

Net cash (used in) provided by operating activities	(6,925)	18,648	(1,723)

Cash flows (used in) provided by investing activities:
Additions to property and equipment	(8,378)	(4,612)	(2,976)
Additions to intangible assets and other asset	(1,036)	(1,199)	(16)

Net cash used in investing activities	(9,414)	(5,811)	(2,992)

Cash flows provided by (used in) financing activities:
Increase (decrease) in bank indebtedness	14,642	(10,017)	(4,820)
Increase in long-term debt	2,748	428	10,000
Repayment of long-term debt	(2,095)	(2,800)	—
Repayment of obligations under finance lease	(72)	—	(50)
Payment of loan origination fees and costs	(57)	(590)	(49)
Exercise of stock options and warrants	422	348	876

Net cash provided by (used in) financing activities	15,588	(12,631)	5,957

Net (decrease) increase in cash and cash equivalents	(751)	206	1,242
Cash and cash equivalents, beginning of year	2,013	1,807	565

Cash and cash equivalents, end of year	$1,262	$2,013	$1,807

Supplemental disclosure of cash flow information:
Interest paid	$5,087	$3,470	$3,818
Non-cash transactions:
Property and equipment additions acquired through capital leases	$—	$—	$136
Property and equipment and intangible assets additions included in accounts payable and accrued liabilities	$2,283	$950	$977
Conversion of cash-settled RSUs and DSUs to equity settled awards	$—	$5,495	$—
See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.
Notes to Consolidated Financial Statements
Years ended March 25, 2023, March 26, 2022 and March 27, 2021

Birks Group Inc. (“Birks Group” or “Birks” or “the Company”) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the design of prestige jewelry and the retail sale of prestige jewelry, timepieces and giftware. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal years ended March 25, 2023, March 26, 2022 and March 27, 2021 each consist of fifty-two week periods.

1.	Basis of presentation:
Throughout these consolidated financial statements, the Company refers to the fiscal year ending March 25, 2023, as fiscal 2023, and the fiscal years ended March 26, 2022, and March 27, 2021, as fiscal 2022 and 2021, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 25, 2023 and March 26, 2022 each consisted of 52 weeks, respectively.
These consolidated financial statements, which include the accounts of Birks Group Inc. for all periods presented for the fiscal years ended March 25, 2023, March 26, 2022, and March 27, 2021, are reported in accordance with accounting principles generally accepted in the U.S. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes.
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
The consolidated financial statements are presented in Canadian dollars, the Company’s functional and reporting currency.
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
During fiscal 2023, the Company did not experience any government mandated closures or capacity restrictions at any of its retail stores as a result of COVID-19. During fiscal years 2020, 2021 and 2022, in accordance with guidelines of local government authorities and public health officials, the Company experienced intermittent government mandated closures of its retail stores as well as capacity restrictions. During fiscal 2022, seven of the Company’s ten Ontario stores were temporarily closed for an 11-week period between April 17, 2021 and June 30, 2021. In addition, the Company’s Toronto Flagship store on Bloor Street was temporarily closed for an eight-week period between April 17, 2021 and June 11, 2021 and the Company’s two Ottawa area stores were temporarily closed for a 13-week period between April 8, 2021 and June 30, 2021. Furthermore, one of the Company’s Quebec stores was also temporarily closed for a five-week period from April 1, 2021 to May 10, 2021.
The current economic, business and retail climates have significantly changed since March 2020 and as such, the Company cannot predict the degree to, or the time period over which its sales and operations will continue to be affected by the pandemic as well as by certain macroeconomic factors including inflation, changes in interest rates and stock market volatility and their potential impacts on customer behavior and consumer spending. The Company believes recent general economic conditions, including rising inflation and interest rates, could lead to a slow-down in certain segments of the global economy and affect the amount of discretionary income spent by potential customers to purchase the Company’s products. If global economic and financial market conditions persist or worsen, the Company’s sales may decrease, and the Company’s financial condition and results of operations may be adversely affected.
The Company continues to and expects to continue to operate through its senior secured credit facility.
For fiscal 2023, the Company recorded a net loss of $7.4 million. The Company recorded net income of $1.3 million in fiscal 2022, and a net loss of $5.8 million for fiscal 2021. The Company used net cash flows from operations of $6.9 million in fiscal 2023, had net cash provided by operating activities of $18.6 million in fiscal 2022, and used net cash flows from operations of $1.7 million in fiscal 2021. The Company had a negative working capital (defined as current assets less current liabilities) as at March 25, 2023 and a positive working capital ratio as at March 26, 2022.

On December 24, 2021, the Company entered into an amended and restated senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo Capital Finance Corporation Canada and an amended and restated senior secured term loan (“Amended Term Loan”) with Crystal Financial LLC (dba SLR Credit Solutions). The Amended Credit Facility and Amended Term Loan extended the maturity date of the Company’s pre-existing loans from October 2022 to December 2026.
On August 24, 2021, the Company entered into a new 10 year loan agreement with Investissement Québec, the sovereign fund of the province of Québec, for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of March 25, 2023, the Company has $2.7 million outstanding on the loan. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 at the end of the Company’s fiscal year. As at March 25, 2023, the working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) was 0.98. On June 8, 2023, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 25, 2023.
On July 8, 2020, the Company secured a new six year term loan with Investissement Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $6.8 million is outstanding at March 25, 2023. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. As at March 25, 2023, the working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) was 0.98 On June 8, 2023, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 25, 2023.
There is no assurance the Company will meet its covenant at March 30, 2024 or future years, or that if not met, waivers would be available. If a waiver is not obtained, cross defaults with our Amended Credit Facility and our Amended Term Loan would arise.

The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations, adhere to the terms of its committed financings, obtain favorable payment terms from suppliers as well as to maintain specified excess availability levels under its Amended Credit Facility and its Amended Term Loan. In addition to the covenant to adhere to a daily minimum excess availability of $8.5 million for not more than two consecutive business days once during any fiscal month under both its Amended Credit Facility and its Amended Term Loan, other loans have a covenant to adhere to a working capital ratio of 1.01 at the end of each year. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Amended Credit Facility and under the Amended Term Loan, that would result in the outstanding balances borrowed under the Company’s Amended Credit facility and its Amended Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s Amended Credit Facility and its Amended Term Loan are subject to cross default provisions with all other loans pursuant to which the Company is in default of any other loan, the Company will immediately be in default of both the Amended Credit Facility and the Amended Term Loan. The Company met its excess availability requirements as of and throughout the fiscal year ended March 25, 2023 and as of the date these financial statements were authorized for issuance. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.
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
The Company continues to be actively engaged in identifying alternative sources of financing that may include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from government sources. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations. Financing may be unavailable in amounts or on terms acceptable to the Company if at all, which may have a material adverse impact on its business, including its ability to continue as a going concern.
The Company’s lenders under its Amended Credit Facility and its Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the amount of value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal 2023, fiscal 2022 and fiscal 2021 by the Company’s lenders.
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
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $1.3 million at March 25, 2023 and $2.0 million at March 26, 2022.

(d)	Accounts receivable:
Accounts receivable arise primarily from customers’ use of our private label and proprietary credit cards and wholesale sales and are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less expected credit losses. Several installment sales plans are offered to our private label credit card holders and proprietary credit card holders which vary as to repayment terms and finance charges. Finance charges on the Company’s consumer credit receivables, when applicable, accrue at rates ranging from 0% to 9.99% per annum for financing plans. The Company maintains allowances for expected credit losses associated with the accounts receivable recorded on the balance sheet for estimated losses resulting from the inability of its customers to make required payments. The allowance for credit losses is an estimate of expected credit losses, measured on a collective basis over the estimated life of the Company’s customer in-house receivables and wholesale receivables. In determining expected credit losses, the Company considers historical level of credit losses, current economic trends and reasonable and supportable forecasts that affect the collectability of future cash flows. The Company also incorporates qualitative adjustments for certain factors such as Company specific risks, changes in current economic conditions that may not be captured in the quantitatively derived results, or other relevant factors to ensure the allowance for credit losses reflects the Company’s best estimate of current expected credit losses. Other relevant factors include, but are not limited to, the length of time that the receivables are past due, the Company’s knowledge of the customer, and historical write-off experiences. Management considered and applied qualitative factors such as the unfavorable macroeconomic conditions caused by the current uncertainty resulting from rising inflation and interest rates, and its potential effects.

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
The allowance for credit losses includes an estimate for uncollectible principal as well as unpaid interest. Accrued interest is included within the same line item as the respective principal amount of the customer in-house receivables in the condensed consolidated balance sheets. The accrual of interest is discontinued at the time the receivable is determined to be uncollectible and written-off. Accrued interest during the fiscal year-ended March 25, 2023 was immaterial.

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
Eligible costs incurred during the development stage of information systems projects are capitalized and amortized over the estimated useful life of the related project and presented as part of intangible assets and other assets on the Company’s balance sheet. Eligible costs include those related to the purchase, development, and installation of the related software. The costs related to the implementation of the ERP system and the e-commerce platform are amortized over a period of 5 years.
Intangible assets and other assets also consist of trademarks and tradenames, which are amortized using the straight-line method over a period of 15 to 20 years. The Company had $7.0 million and $6.0 million of intangible assets at cost as at March 25, 2023 and March 26, 2022, respectively. The Company had $1.0 million and $1.0 million of accumulated amortization of intangibles at March 25, 2023 and March 26, 2022, respectively.

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
The Company provides warranties on its Birks branded jewelry and watches for periods extending up to five years and has a battery replacement policy for its Birks branded watches. The Company accrues a liability based on its historical repair costs for such warranties.

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
Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Foreign exchange gains (losses) of ($1.4) million, ($0.2) million, and $1.6 million were recorded in cost of goods sold for the years ended March 25, 2023, March 26, 2022, and March 27, 2021, respectively and ($0.5) million, $0.1 million, $1.3 million of gains (losses) on foreign exchange were recorded in interest and other financial costs related to U.S. dollar denominated debts for the years ended March 25, 2023, March 26, 2022, and March 27, 2021, respectively.

(m)	Impairment of long-lived assets:
The Company periodically reviews the estimated useful lives of its depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition is less than its carrying value. Measurement of an impairment loss for such long-lived assets would be based on the difference between the carrying value and the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The Company did not record any non-cash impairment charges of long-lived assets during fiscal 2023, fiscal 2022 and fiscal 2021.

(n)	Advertising and marketing costs:
Advertising and marketing costs are generally charged to expense as incurred and are included in selling, general and administrative expenses in the consolidated statements of operations. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses, and amounted to $1.1 million, $1.0 million, and $0.7 million for each of the years ended March 25, 2023, March 26, 2022, and March 27, 2021, respectively. Advertising and marketing expense, net of vendor cooperative advertising allowances, amounted to $8.1 million, $8.8 million, and $6.5 million, in the years ended March 25, 2023, March 26, 2022, and March 27, 2021, respectively.

(o)	Government grants:
The Company recognizes a government grant when there is reasonable assurance that it will comply with the conditions required to qualify for the grant, and that the grant will be received. The Company recognizes government grants as a reduction to the expense that the grant is intended to offset.

(p)	Principles of consolidation and equity method of accounting:
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
On April 16, 2021, the Company entered into a joint venture with FWI LLC (“FWI”) to form RMBG Retail Vancouver ULC (“RMBG”) to operate a retail location in Vancouver, British Columbia. The Company originally contributed nominal cash amounts as well as $1.6 million of certain assets in the form of a shareholder advance for 49% equity interest in RMBG, the legal entity comprising the joint venture. Likewise, FWI contributed certain assets in exchange for its 51% equity interest in RMBG, and controls the joint venture from the date of its inception. The Company has significant influence but not control over RMBG and therefore has applied the equity method of accounting to account for its investment in RMBG. The Company has recorded an equity method investment on the consolidated balance sheet and an equity pick-up on the consolidated statement of operations. In addition, as of March 25, 2023 and March 26, 2022, the Company had a non-interest bearing receivable from RMBG of $1.8 million and $1.5 million, respectively, which is presented in Accounts Receivable on the balance sheet.
 Subsequent to year end, $1.3 million of this balance has been repaid.
The receivable is reimbursed from the actual profits of the business. Dividends are only paid to the shareholders after the repayment of the shareholder’s loans. The Company expects profits will be distributed annually or as approved by the directors at their annual meetings in accordance with their respective shareholdings.

(q)	Earnings per common share:
Basic earnings per share (“EPS”) is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the dilutive effect of the assumed exercise of stock options and warrants except in years where the Company has a net loss.

The following table sets forth the computation of basic and diluted earnings (loss) per common share for the years ended March 25, 2023, March 26, 2022, and March 27, 2021:

	Fiscal Year Ended
	March 25, 2023	March 26, 2022	March 27, 2021
	(In thousands, except per share data)
Basic income (loss) per common share computation:
Numerator:
Net income (loss)	$(7,432)	$1,287	$(5,838)
Denominator:
Weighted-average common shares outstanding	18,692	18,346	18,005
Income (loss) per common share	$(0.40)	$0.07	$(0.32)
Diluted (loss) income per common share computation:
Numerator:
Net income (loss)	$(7,432)	$1,287	$(5,838)
Denominator:
Weighted-average common shares outstanding	18,692	18,346	18,005

Dilutive effect of stock options and warrants	—	448	—

Weighted-average common shares outstanding – diluted	18,692	18,794	18,005
Diluted income (loss) per common share	$(0.40)	$0.07	$(0.32)

(r)
For the year ended March 25, 2023 nil Class A voting shares underlying outstanding stock options were excluded from the computation of diluted earnings per share due to the Company reporting a net loss. For the year ended March 26, 2022, the effect from the assumed exercise of nil Class A voting shares underlying outstanding stock options and 10,932 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect. For the year ended March 27, 2021, the effect from the assumed exercise of nil Class A voting shares underlying outstanding stock options and 10,932 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect.

(s)	Recent Accounting Pronouncements adopted during the year:
There were no new accounting pronouncements adopted during the fiscal year that have a material impact on the Company’s financial position or results of operations.

Recent Accounting Pronouncements not yet adopted:
On March 12, 2020 the FASB issued ASU 2020-04 Reference rate reform (Topic 848). On December 21, 2022, the FASB issued an amendment to this reform, ASU 2022-06 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity. The ASU was effective starting on March 12, 2020, and is available to be adopted on a prospective basis no later than December 31, 2024, following the amendments of ASU 2022-06. The Canadian Dollar Offered Rate (CDOR) is a benchmark interest rate referenced in a variety of agreements. The publication of certain CDOR rates were discontinued in May 2021, and the remaining rates are expected to be discontinued on June 30, 2024. Management continues to evaluate the impact of this ASU on the consolidated financial statements.

3.	Accounts receivable and other receivables:
Accounts receivable, net of allowance for credit losses, at March 25, 2023 and March 26, 2022 consist of the following:

	As of
	March 25, 2023	March 26, 2022
	(In thousands)
Customer trade receivables	$6,237	$2,710
Other receivables	5,140	5,327
	$11,377	$8,037
Continuity of the allowance for doubtful accounts is as follows (in thousands):

Balance March 28, 2020	$965
Provision for credit losses	546
Net write offs	(262)

Balance March 27, 2021	1,249
Provision for credit losses	303
Net write offs	(343)

Balance March 26, 2022	$1,209
Provision for credit losses	538
Net write offs	(493)

Balance March 25, 2023	$1,254
Other receivables mainly relate to receivables from wholesale revenue, tenant allowances receivable from certain landlords, and a receivable from a joint venture (see Note 14).
Certain sales plans relating to customers’ use of Birks credit cards provide for revolving lines of credit and /or installment plans under which the payment terms exceed one year. The receivables repayable within a timeframe exceeding one year included under such plans, amounted to approximately $2.0 million and $5.6 million at March 25, 2023 and March 26, 2022, respectively, which are not included in customer trade receivables outlined above, and are included in long-term receivables on the Company’s balance sheet.
The following table disaggregates the Company’s accounts receivables and other receivables and long-term receivables as at March 25, 2023:

	Current	1 -30 days past due	31 -60 days past due	61 -90 days past due	Greater than 90 days past due	Total
Customer in-house receivables	$7,400	$545	$129	$161	$957	$9,192
Other receivables	4,630	106	228	55	420	5,439

	$12,030	$651	$357	$216	$1,377	$14,631

The following table disaggregates the Company’s accounts receivables and other receivables and long-term receivables as at March 26, 2022:

	Current	1 -30 days past due	31 -60 days past due	61 -90 days past due	Greater than 90 days past due	Total
Customer in-house receivables	$8,332	$211	$6	$46	$1,003	$9,598
Other receivables	3,973	—	119	34	1,121	5,247

	$12,305	$211	$125	$80	$2,124	$14,845

4.	Inventories:
Inventories, net of reserves, are summarized as follows:

	As of
	March 25, 2023	March 26, 2022
	(In thousands)
Raw materials and work in progress	$858	$716
Finished goods	87,499	78,191

	$88,357	$78,907

Continuity of the inventory reserves are as follows (in thousands):

Balance March 28, 2020	$1,847
Additional charges	291
Deductions	(200)
Balance March 27, 2021	1,938
Additional charges	85
Deductions	(248)
Balance March 26, 2022	1,775
Additional charges	330
Deductions	(230)
Balance March 25, 2023	$1,875

5.	Property and equipment:
The components of property and equipment are as follows:

	As of
	March 25, 2023	March 26, 2022
	(In thousands)
Leasehold improvements	35,973	33,665
Furniture, fixtures and equipment	13,866	12,037
Software and electronic equipment	14,864	11,039

	64,703	56,741
Accumulated depreciation and impairment charges	(37,866)	(33,960)

	$26,837	$22,781

The Company wrote off $1.7 million of gross fixed assets that were fully amortized during the year ended March 25, 2023 (March 26, 2022—$6.2 million), mostly related to leasehold improvements. Property and equipment, having a cost of $0.3 million and net book value of $0.3 million at March 25, 2023, and a cost of $0.3 million and a net book value of $0.3 million at March 26, 2022, are under finance leasing arrangements.

6.	Bank indebtedness:
As of March 25, 2023 and March 26, 2022, bank indebtedness consisted solely of amounts owing under the Company’s Amended Credit Facility (defined below), which had an outstanding balance of $57.9 million ($58.3 million net of $0.4 million of deferred financing costs) and $43.2 million ($43.7 million net of $0.5 million of deferred financing costs), respectively. The Company’s Amended Credit Facility is collateralized by substantially all of the Company’s assets. The Company’s excess borrowing capacity was $12.9 million as of March 25, 2023 and $19.1 million as of March 26, 2022. The Company met its excess availability requirements throughout fiscal 2023, and as of the date of these financial statements.
The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its $85.0 million Amended Credit Facility with Wells Fargo Canada Corporation. On October 23, 2017, the Company entered into a credit facility with Wells Fargo Capital Finance Corporation Canada for a maximum amount of $85.0 million and maturing in October 2022. On December 24, 2021, the Company entered into an amended and restated senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo Capital Finance Corporation Canada. The Amended Credit Facility extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Credit Facility, also provides the Company with an option to increase the total commitments thereunder by up to $5.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Amended Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5%—2.0% depending on the Company’s excess availability levels. Under the Amended Credit Facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout fiscal 2023.
On June 29, 2018, the Company secured a $12.5 million Term Loan maturing in October 2022 with Crystal Financial LLC (“Crystal”) now known as SLR Credit Solutions (“SLR”). On December 24, 2021, the Company entered into an amended and restated senior secured term loan (“Amended Term Loan”) with SLR. The Amended Term Loan extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of CDOR plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants. Under the Amended Term Loan, the Company is required to adhere to the same financial covenant as under the Amended Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Amended Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $5.0 million and from January 21st to January 31st of each year of $2.0 million. The Term Loan is required to be repaid upon maturity.
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
The Company’s lenders under its Amended Credit Facility and its Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under its credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operations of its business, ii) cover any deterioration in the value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal year 2023 by the Company’s lenders.
The information concerning the Company’s bank indebtedness is as follows:

	Fiscal Year Ended
	March 25, 2023	March 26, 2022
	(In thousands)
Maximum borrowing outstanding during the year	$59,367	$56,155
Average outstanding balance during the year	$50,349	$47,155
Weighted average interest rate for the year	5.7%	2.7%
Effective interest rate at year-end	6.9%	3.0%
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

7.	Long-term debt:

(a)	Long-term debt consists of the following:

	As of
	March 25, 2023	March 26, 2022
	(In thousands)
Term loan from SLR Credit Solutions, bearing interest at an annual rate of CDOR plus 7.75%, repayable at maturity in December 2026, secured by the assets of the Company (net of deferred financing costs of $247,000 and $314,000, respectively). Refer to Note 6 for additional information.	12,253	12,186
$10 million term loan from Investissement Québec, bearing interest at an annual rate of 3.14%, repayable in 60 equal payments beginning in July 2021 (net of deferred financing costs of $8,000 and $20,000, respectively).	6,825	8,816
$0.4 million term loan from Business Development Bank of Canada, bearing bearing interest at an annual rate of 8.3% repayable in 72 monthly payments beginning in May 2021.	303	374
USD $1.5 million cash advance owing to the Company’s controlling shareholder, Montel, bearing interest at an annual rate of 11%, net of with holding taxes (Note 14(c))	2,064	1,875
Obligations under finance leases, at annual interest rates between 2.2% and 3.9%, secured by leasehold improvements, furniture, and equipment, maturing at various dates to June 2025.	175	249
Eligible borrowing amount of up to $4.3 million loan from Investissement Québec, bearing interest at an annual rate of 1.41%, repayable in 60 equal payments beginning in June 2027 (net of deferred financing costs of $56,000)	2,690	—
	24,313	23,500
Current portion of long-term debt	2,133	2,129

	$22,180	$21,371

(b)
On July 8, 2020, the Company secured a new six-year term loan with Investissement Québec in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company. The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. As at March 25, 2023, the working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) was 0.98.
On June 8, 2023, the Company obtained another waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 25, 2023 and therefore the debt has been presented as long-term at year end.

c)
On April 12, 2021, the Company secured a new 5-year term loan with BDC for an amount of up to $0.4 million to be used specifically to finance the renovations of the Company’s Brinkhaus store location in Calgary, Alberta. As of March 25, 2023, the Company has $0.3 million outstanding on the loan ($0.4 million as of March 26, 2022). The loan bears interest at a rate of 8.3% per annum and is repayable in 72 monthly payments.

d)
On
August 24
, 2021, the Company entered into a 10 year loan agreement with Investissement Québec for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system.
In order to obtain the financing, the Company has agreed to maintain a certain number of employees in Quebec.

As of March 25, 2023, the Company has $2.7 million outstanding on the loan (nil as of March 26, 2022). The loan bears interest at a rate of 1.41% per annum and is repayable in 60 equal payments beginning 60 months after the date of the first draw. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 at the end of the Company’s fiscal year. As at March 25, 2023, the working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) was 0.98.
On June 8, 2023, the Company obtained another waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 25, 2023 and therefore the debt has been presented as long-term at year end.

(d)	Future minimum lease payments for finance leases required in the following five years are as follows (in thousands):

Year ending March:
2024	$62
2025	64
2026	52
2027	—
2028	—

178
Less imputed interest	3

$175

(e)	Principal payments on long-term debt required in the following five years and thereafter, including obligations under finance leases, are as follows (in thousands):

Year ending March:
2024	$2,133
2025	2,135
2026	2,123
2027	13,093
2028	475
Thereafter	4,354

$24,313

(f)	As of March 25, 2023 and March 26, 2022, the Company had $0.4 million, and $0.6 million of outstanding letters of credit which were provided to certain lenders, respectively.

8.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:

(i)
The Company can issue stock options, stock appreciation rights, deferred share units and restricted stock units to executive management, key employees and directors under the stock-based compensation plans discussed below. The Company’s stock trades on the NYSE American and is valued in USD, as such all prices in Note 8 will be denominated in USD.

The Company has a Long-Term Incentive Plan under which awards may be made in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of the Company. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The Long-Term Incentive Plan provided for the grant of units and performance units or share awards. As of March 25, 2023, there were 35,000 cash-based stock appreciation rights that were exercisable under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $1.14. The Company has not made any grants under this incentive plan in the past three years. As at March 25, 2023, the Company has recognized a liability of $0.4 million in relation to these stock appreciation rights ($0.3 million as at March 26, 2022).
As of March 25, 2023, there were stock options to purchase 20,000 Class A voting shares outstanding under the Long-Term Incentive Plan. During fiscal 2023, 2022, and 2021 no stock options were granted under the Long-Term Incentive Plan. As of March 25, 2023, 100% of the outstanding stock options were fully vested, accordingly unrecognized compensation relating to these options are nil
. Total compensation cost for options recognized in expenses was nil in each of fiscal 2023, 2022, and 2021, respectively. This plan expired in February 2016 and no
further awards will be granted under this plan. However, the Long-Term Incentive Plan will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms.

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Further to the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. As of March 26, 2021, there were a total of 1,000,000 shares of the Company’s Class A voting shares reserved for issuance under the Omnibus LTIP. On January 11, 2022, the Omnibus LTIP was amended to increase the number of the Company’s Class A voting shares reserved for issuance under the Omnibus LTIP from 1,000,000 to 1,500,000. This increase was ratified by a majority of shareholders in September 2022. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of March 25, 2023, there were stock options to purchase 12,000 Class A voting shares outstanding under the Omnibus LTIP, all of which were granted during fiscal 2017, with a three year vesting period, with an average exercise price of $1.43 and an expiration date of 10 years after the grant date. No additional stock options were granted under this plan since then. As of March 25, 2023, 100% of the outstanding stock options were fully vested, accordingly unrecognized compensation relating to these options are nil. Total compensation cost for options recognized in expenses was nil in each of fiscal 2023, 2022, and 2021, respectively.
The following is a summary of the activity of Birks’ stock option plans and arrangements.

	Options	Weighted average exercise price
Outstanding March 28, 2020	704,818	$1.14
Exercised	(226,853)	0.78
Forfeited	(82,818)	1.43

Outstanding March 27, 2021	395,147	1.13
Exercised	(138,147)	0.94
Forfeited	—	—

Outstanding March 26, 2022	257,000	1.09
Exercised	(225,000)	1.10
Forfeited	—	—

Outstanding March 25, 2023	32,000	$1.02
A summary of the status of Birks’ stock options at March 25, 2023 is presented below:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.78	20,000	2.5	$0.78	20,000	$0.78
$1.43	12,000	3.6	1.43	12,000	1.43

	32,000	2.9	$1.02	32,000	$1.02

(b)
As of March 25, 2023, the Company no longer has any outstanding warrants exercisable into shares of the Company’s Class A voting shares (202,661 as of March 26, 2022, and 251,484 as of March 27, 2021). These awards were fully vested and no additional compensation expense was recognized. In fiscal 2023, 90,056 (48,823 in fiscal 2022) warrants were exercised for a total of 90,056 (48,823 in fiscal 2022) class A common shares, for total proceeds of USD $149,000 (USD $163,000 in fiscal 2022) (approximately $205,000 ($210,000 in fiscal 2022) in Canadian dollars). These warrants expired on August 20, 2022, and all remaining warrants have been forfeited.

(c)	Restricted stock units and deferred share unit plans:
On September 17, 2020 the Company issued 375,000 cash settled restricted stock units (“RSUs”) to members of senior management under the Omnibus LTIP. These units vest after three years and expire within two months following the vesting date. Compensation expense is based on the fair value of the RSU and the liability is re-measured at each reporting period. On December 20, 2021, the Company converted 325,000 of the outstanding cash-settled RSUs to equity settled awards and as a result, the liability outstanding at that date of $0.9 million was reclassified to additional paid in capital. At March 25, 2023, there were 50,000 outstanding cash-settled RSUs (March 26, 2022 – 50,000, March 27, 2021 – 375,000) and 325,000 outstanding equity-settled RSUs (March 26, 2022 – 325,000, March 27, 2021 – nil).

The Company also issued cash settled deferred share units (“DSUs”) to members of the board of directors on September 21, 2022 (35,584). In the prior years, the Company issued cash-settled DSU’s on September 16, 2021 (61,470 units), September 17, 2020 (223,878 units), October 7, 2019 (157,890 units) and June 20, 2019 (86,954 units). During fiscal 2023, fiscal 2022 and fiscal 2021, no DSUs were exercised. On December 20, 2021, the Company converted all of the 750,482 outstanding cash-settled DSUs to equity settled awards and as a result, the liability outstanding at that date of $4.6 million was reclassified to additional paid in capital.. At March 25, 2023, 35,584 cash-settled DSUs were outstanding (March 26, 2022 – nil, March 27, 2021–689,012) and 750,482 equity-settled DSUs were outstanding (March 26, 2022 – 750,482, March 27, 2021 – nil). These units are exercisable immediately upon the date the member ceases being a director and expire on December 31 of the following year.

A summary of the status of the Company’s cash-settled RSUs and cash settled DSUs at March 25, 2023 is presented below:
The fair value of cash settled DSUs is measured based on the Company’s share price at each period end. As at March 25, 2023, the liability for all cash settled DSU’s was $0.4 million (March 26, 2022—nil, March 27, 2021—$3.1 million). The closing stock price used to determine the liability for fiscal 2023 was $8.18. Total compensation cost (gain) for DSUs recognized in expense was $0.4 million, $1.5 million, and $3.0 million in fiscal 2023, 2022, and 2021.

DSU
Outstanding March 28, 2020	465,134
Grants of new units	223,878
Outstanding March 27, 2021	689,012
Grants of new units	61,470
Converted to equity-settled awards	(750,482)
Outstanding March 26, 2022	—
Grants of new units	35,584
Outstanding March 25, 2023	35,584
The fair value of cash settled DSUs is measured based on the Company’s share price at each period end. As at March 25, 2023, the liability for all cash settled DSU’s was $0.4 million (March 26, 2022— nil, March 27, 2021—$3.1 million). The closing stock price used to determine the liability for fiscal 2023 was $8.18. Total compensation cost (gain) for DSUs recognized in expense was $0.4 million, $1.5 million, and $3.0 million in fiscal 2023, 2022, and 2021.

RSU
Outstanding March 28, 2020	—
Grants of new units	375,000
Outstanding March 27, 2021	375,000
Converted to equity-settled awards	(325,000)
Outstanding March 26, 2022	50,000
Grants of new units	—
Outstanding March 25, 2023	50,000
The fair value of cash settled RSUs is measured based on the Company’s share price at each period end. As at March 25, 2023, the liability for all vested cash settled RSUs was $0.5 million (March 26, 2022—$0.2 million, March 27, 2021—$0.3 million). The closing stock price used to determine the liability was $8.18 for fiscal 2023, $5.12 for fiscal 2022, and $3.62 for fiscal 2021. Total compensation cost for cash-settled RSU’s recognized in expense was $0.3 million, $0.8 million, and $0.3 million in fiscal 2023, 2022, and 2021. Total compensation cost for equity-settled RSU’s recognized in expense was $0.5 million. $0.2 million, and nil in fiscal 2023, 2022, and 2021. The weighted average remaining contractual life of the unvested cash-settled RSU’s is 0.3 years.
A summary of the status of the Company’s equity-settled deferred share units at March 25, 2023 is presented below:

DSU
Outstanding March 27, 2021	—
Converted from cash-settled awards	750,482
Outstanding March 26, 2022 and March 25, 2023	750,482
A summary of the status of the Company’s equity-settled restricted share units at March 25, 2023 is presented below:

RSU
Outstanding March 27, 2021	—
Converted from cash-settled awards	325,000
Outstanding March 26, 2022 and March 25, 2023	325,000
The equity settled RSUs and DSUs are recorded at fair value at grant or modification date and not subsequently re-measured.

9.	Income taxes:

(a)
The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 25, 2023, the Company did not have any accrued interest or penalties related to uncertain tax positions due to available tax loss carry forwards. The tax years 2016 through 2023 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company evaluates its deferred tax assets to determine if any adjustments to its valuation allowances are required. As part of this analysis, the Company could not reach the required conclusion that it would be able to more likely than not realize the value of net deferred tax assets in the future. As a result, the Company has a non-cash valuation allowance of $24.8 million (March 26, 2022 - $22.7 million) against the Company’s net deferred tax assets.

The significant items comprising the Company’s net deferred tax assets at March 25, 2023 and March 26, 2022 are as follows:

	Fiscal Year Ended
	March 25, 2023	March 26, 2022
	(In thousands)
Deferred tax assets:
Loss and tax credit carry forwards	$13,282	$12,745
Difference between book and tax basis of property and equipment	7,396	6,024
Operating lease right-of-use asset	3,690	4,082
Other reserves not currently deductible	1,195	212
Other	(743)	(403)

Net deferred tax asset before valuation allowance	24,820	22,660
Valuation allowance	(24,820)	(22,660)

Net deferred tax asset	$—	$—

The Company’s income tax expense (benefit) consists of the following components:

	Fiscal Year Ended
	March 25, 2023	March 26, 2022	March 27, 2021
		(In thousands)
Income tax expense (benefit):
Current	$—	$—	$—
Deferred	(1,860)	1,781	(1,606)
Valuation allowance	1,860	(1,781)	1,606
Income tax expense	$—	$—	$—
The Company’s current tax payable was nil at March 25, 2023, March 26, 2022 and March 27, 2021.
The Company’s provision for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended
	March 25, 2023		March 26, 2022		March 27, 2021
Canadian statutory rate	25.9%		26.1%		26.2%
Utilization of unrecognized losses and other tax attributes	(25.0%	)	(130.8%	)	(27.3%	)
Permanent differences and other	(0.9%	)	104.7%		(1.1%	)

Total	0%		0%		0%

(b)
At March 25, 2023, the Company had federal non-capital losses of $45.9 million available to reduce future Canadian federal taxable income and investment tax credits (“ITC’s”) in Canada of $0.2 million available to reduce future Canadian federal income taxes payable which will expire in accordance with their respective terms between 2023 and 2031 of which nil expires in calendar 2023. The Company also has capital losses of $1.4 million available to reduce future Canadian capital gains. These capital losses do not have an expiration date.

Non Capital losses as of March 25, 2023
(in thousands)
Year ending March:	Operating
Expiring in 2024	—
Expiring in 2025	—
Expiring in 2026	3,390
Expiring in 2027	—
Expiring in 2028	—
Expiring in 2029	—
Expiring in 2030	5,095
Expiring in 2031	3,575
Expiring after 2031	33,762

Total non-capital losses as of March 25, 2023	45,937

10.	Capital stock:
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

	Class A common stock		Class B common stock		Total common stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance as of March 27, 2021	10,610,973	$37,361	7,717,970	$57,755	18,328,943	$95,116

Exercise of stock options	186,970	522	—	—	186,970	522

Balance as of March 26, 2022	10,795,443	$37,883	7,717,970	$57,755	18,513,413	$95,638

Exercise of stock options and warrants	315,056	1,136	—	—	315,056	1,136

Balance as of March 25, 2023	11,112,999	$39,019	7,717,970	$57,755	18,830,969	$96,774

11.	Leases:
Amounts recognized in the consolidated statement of operations were as follows:

	March 25, 2023	March 26, 2022	March 27, 2021
		(In thousands)
Fixed operating lease expense	$12,053	$12,155	$12,495
Variable operating lease expense (1)	5,007	3,482	927

Total lease expense	$17,060	$15,637	$13,422

(1)
In May 2020, the FASB issued guidance to Topic 842, Leases, exempting lessees from determining whether COVID-19 related rent concessions are lease modifications when certain conditions are met. In accordance with the guidance issued, the Company adopted the amendment effective March 29, 2020 and elected not to treat COVID-19 related rent concessions as lease modifications. As such, for the period ended March 25, 2023, rent concessions of $0.2 million (March 26, 2022 of $1.5 million, March 27, 2021 of $4.1 million) were recognized in the consolidated statement of operations as a negative variable rent expense.

Variable operating lease expense includes percentage rent, taxes, mall advertising and common area maintenance charges
The weighted average remaining operating lease term was 5 years and the weighted average discount rate was 10.0% for all of the Company’s operating leases as of March 25, 2023.
The following table provides supplemental cash flow information related to the Company’s operating leases:

	March 25, 2023	March 26, 2022	March 27, 2021
		(In thousands)
Cash outflows from operating activities attributable to operating leases (1)	$14,235	$11,954	$9,186
Right-of-use assets obtained in exchange for Operating lease liabilities (2)	2,579	5,612	2,562

(1)
Net of $0.2 million rent concessions associated to base rent for the period ended March 25, 2023 and net of $1.5 million and $4.1 million rent concessions associated to base rent for the periods ended March 26, 2022 and March 27, 2021, respectively.

(2)
Right-of-use assets obtained are recognized net of leasehold inducements. For the period ending March 25, 2023, leasehold inducements totaled $0.1 million of which $0.1 million is included in Accounts Receivable. For the period ending March 26, 2022, leasehold inducements totaled $1.0 million of which $0.7 million is included in Accounts Receivable .

The following table reconciles the undiscounted cash flows expected to be paid in each of the next five fiscal years and thereafter to the operating lease liability recorded on the Consolidated Balance Sheet for operating leases and finance leases which is included in long-term debt on the existing as of March 25, 2023.

Minimum Lease Payments as of March 25, 2023
(in thousands)
Year ending March:	Operating
2024	13,427
2025	12,575
2026	11,962
2027	11,607
2028	10,828
Thereafter	45,850

Total minimum lease payments	106,249
Less: amount of total minimum lease payments representing interest	(36,502)

Present value of future total minimum lease payments	69,747
Less: current portion of lease liabilities	(6,758)
Long-term lease liabilities	$62,989

The Company has entered into a commitment to lease a store location for 10 years starting in November of 2024. The expected annual rent expense is $0.5 million.

12.	Contingencies:

(a)
The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigation and subject to claims. While the final outcome with respect to claims and legal proceedings pending at March 25, 2023 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

(b)
From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. At March 25, 2023 and March 26, 2022, the amount guaranteed under such arrangements was approximately $1.3 million and $1.2 million, respectively. At March 25, 2023 and March 26, 2022, the Company has recorded in accrued liabilities a reserve of nil and nil, respectively, associated with this guaranteed amount.

13.	Segmented information:
The Company has two reportable segments Retail and Other. As of March 25, 2023, Retail operated 21 stores across Canada under the Maison Birks brand, one retail location in Calgary under the Brinkhaus brand, two retail locations in Vancouver under the Graff and Patek Philippe brands, and one retail location in Laval under the Breitling brand. During fiscal 2023, the Company closed two stores (three stores in fiscal 2022) operating under the Maison Birks banner and did not open any new stores. Other consists primarily of our e-commerce business, wholesale business and gold exchange program. The two reportable segments are managed and evaluated separately based on unadjusted gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.
Certain information relating to the Company’s segments for the years ended March 25, 2023, March 26, 2022, and March 27, 2021, respectively, is set forth below:

	Retail			Other			Total
	2023	2022	2021	2023	2022	2021	2023	2022	2021
	(In thousands)
Sales to external customers	$153,428	$167,819	$130,758	$9,522	$13,523	$12,310	$162,950	$181,342	$143,068
Inter-segment sales	—	—	—	493	574	681	493	574	681
Unadjusted Gross profit	67,184	72,061	51,029	6,961	6,961	5,989	71,924	79,022	57,018
The following sets forth reconciliations of the segments’ gross profits and certain unallocated costs to the Company’s consolidated gross profits for the years ended March 25, 2023, March 26, 2022, and March 27, 2021:

	Fiscal Year Ended
	March 25, 2023	March 26, 2022	March 27, 2021
	(In thousands)
Unadjusted gross profit	$71,924	$79,022	$57,018
Inventory provisions	(849)	(383)	(736)
Other unallocated costs	(3,153)	(2,445)	38
Adjustment of intercompany profit	38	26	30

Gross profit	$67,960	$76,220	$56,350

Sales by classes of similar products and by channel were as follows:

	Retail			Other			Total
	2023	2022	2021	2023	2022	2021	2023	2022	2021
				(In thousands)
Jewelry and other	$77,611	$78,586	$55,743	$8,187	$11,936	$11,553	$85,798	$90,522	$67,296
Timepieces	75,817	89,233	75,015	1,135	1,587	757	77,152	90,820	75,772

	$153,428	$167,819	$130,758	$9,522	$13,523	$12,310	$162,950	$181,342	$143,068

14.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the consolidated financial statements except the following:

	Fiscal Year Ended
	March 25, 2023	March 26, 2022	March 27, 2021
		(In thousands)
Expenses incurred:
Management fees to related parties (b)	—	—	—
Consultant fees to a related party (f)	205	237	209
Expense reimbursement to a related party (d)	35	36	30
Interest expense on cash advance received from controlling shareholder (c)	218	297	370
Compensation paid to a related party (e)	344	364	332
Balances:
Accounts payable to related parties	117	75	66
Interest payable on cash advance received from controlling shareholder (c)	16	15	269
Receivable from joint venture (g)	1,815	1,543	—

(b)
Effective January 1, 2016, the Company entered into a management consulting services agreement with Gestofi S.A. (“Gestofi”), all in accordance with the Company’s Code of Conduct relating to related party transactions. Under the management consulting services agreement, Gestofi provides the Company with services related to the obtaining of financing, mergers and acquisitions, international expansion projects, and such other services as the Company may request. Under the agreement, the Company paid an annual retainer of €140,000 (approximately $202,000 in Canadian dollars). The original term of the agreement was until December 31, 2016 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In November 2018, the agreement was renewed on the same terms and conditions except that the retainer was reduced to €40,000 (approximately $61,000 in Canadian dollars). In March 2019, the agreement was amended to (i) waive the yearly retainer and reimburse only the out-of-pocket expenses related to the services, and (ii) allow for a success fee to be mutually agreed upon between the Company and Gestofi in the event that financing or a capital raise is achieved. This agreement has been renewed annually and was renewed in November 2022 for an additional one-year term. In fiscal 2023, 2022, and 2021, the Company incurred expenses of nil, nil, and nil respectively, under this agreement to Gestofi.

(c)
The Company has a cash advance outstanding from its controlling shareholder, Montel S.à.r.l. (“Montel”, formerly Montrovest), of USD$1.5 million (approximately $2.0 million in Canadian dollars) originally received in May 2009 from Montrovest. This cash advance was provided to the Company by Montrovest to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s Credit Facility and Term Loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s Credit Facility permit such a payment. At March 25, 2023 and March 26, 2022 advances payable to the Company’s controlling shareholder amounted to USD$1.5 million (approximately $2.1 million and $1.9 million in Canadian dollars), respectively.

(d)
In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl, of certain expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s then Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s Chairman of the Executive Committee and the Company’s current Executive Chairman of the Board, for the work performed on behalf of the Company, up to a yearly maximum of USD$260,000 (approximately $340,000 in Canadian dollars). The yearly maximum was reduced to USD$130,000 (approximately $170,000 in Canadian dollars), and in fiscal 2019 the terms were amended so that only administrative support and analytical service costs can be reimbursed. This agreement was further renewed in March 2020 on the same terms and conditions except that the expenses would be invoiced in Euros. In March 2023, the agreement was renewed for an additional one-year term on the same terms and conditions. During fiscal 2023, 2022, and 2021, the Company incurred expenses of €24,000, €24,000, and €20,000, (approximately $35,000, $35,000, and $30,000 in Canadian dollars) respectively to Regaluxe Srl under this agreement.

(e)
Effective January 1, 2017, the Company agreed to total annual compensation of €250,000 (approximately $388,000 in Canadian dollars),with Mr. Niccolò Rossi di Montelera in connection with his appointment as Executive Chairman of the Board and Chairman of the Executive Committee. As an effort to mitigate the financial impact of COVID-19, from the onset of the COVID-19 pandemic, Mr. Niccolò Rossi di Montelera agreed to a COVID-19 fee reduction of 20% for the months of April, May and June 2020, 10% for the months of July to December, and 20% for the months of January to March 2021. In fiscal 2023, 2022, and 2021, the Company incurred costs of €250,000, €250,000 and €213,000 (approximately $344,000, $364,000, and $332,000 in Canadian dollars), respectively in connection with this agreement.

(f)
On March 28, 2018, the Company’s Board of Directors approved the Company’s entry into a consulting services agreement with Carlo Coda Nunziante effective April 1, 2018. Under the agreement, Carlo Coda-Nunziante, the Company’s former Vice President, Strategy, is providing advice and assistance on the Company’s strategic planning and business strategies for a total annual fee, including reimbursement of out-of-pocket expenses of €146,801 (approximately $222,000 in Canadian dollars), net of applicable taxes. In fiscal 2023, 2022 and 2021, the Company incurred charges of €149,000, €162,000 and €135,000 (approximately $205,000, $237,000 and $209,000 in Canadian dollars), including applicable taxes, respectively. This agreement has been renewed in March 2023 for an additional one-year term upon the same terms and conditions.

(g)
On April 16, 2021, the Company entered into a joint venture with FWI LLC (FWI) to form RMBG Retail Vancouver ULC (RMBG). The Company contributed cash and certain assets and liabilities for 49% of the legal entity comprising the joint venture. Likewise, FWI contributed cash and certain assets and liabilities in exchange for its 51% share, and controls the joint venture from the date of its inception. The Company has determined that it has significant influence but not control over the legal entity controlling the joint venture and therefore has applied the equity method of accounting to account for its investment in RMBG. As at March 25, 2023, the Company had a receivable from RMBG of $1.8 million ($1.5 million as at March 26, 2022) which is presented in Accounts receivable on the balance sheet. Subsequent to year end, $1.3 million of this balance has been repaid. The receivable is reimbursed from the actual profits of the business. Dividends are only paid to the shareholders after the repayment of the shareholder’s loans. Profits will be distributed annually or as approved by the directors at their annual meetings in accordance with their respective shareholdings.

15.	Financial instruments:
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
The Company has determined that the carrying value of its cash and cash equivalents, accounts receivable, long-term receivables, accounts payable and accrued liabilities approximates fair values as at the balance sheet date. As of March 25, 2023 and March 26, 2022, for the
$57.9 million and $43.2 million, respectively, of bank indebtedness and the $12.3 million and $12.2 million, respectively of long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.
As of March 25, 2023 and March 26, 2022, the fair value of the remaining $12.1 million and $11.0 million, respectively of fixed-rate long-term debt is estimated to be approximately $12.0 million and $10.2 million, respectively. The fair value was determined by discounting the future cash flows of each instrument at the current market interest rates for the same or similar debt instruments with the same remaining maturities adjusted for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Company considered interest rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s lenders. As a result, the Company has determined that the inputs used to value these long-term debts fall within Level 3 of the fair value hierarchy.

16.	Government grants
In response to the COVID-19 pandemic, various government programs have been announced to provide financial relief for affected businesses.
The Government of Canada announced the CEWS program in April 2020. CEWS provides a wage subsidy on eligible paid compensation, subject to limits per employee, to eligible employers based on certain criteria, including demonstration of certain revenue declines as a result of COVID-19. The Company was not eligible for any of these subsidies in fiscal 2023 but has determined that it had qualified for this subsidy for certain intermittent periods during fiscal 2022 and during fiscal 2021 and has, accordingly, applied for the CEWS for said periods. During fiscal 2023, the Company did not recognize any CEWS ($0.5 million in fiscal 2022 and $1.4 million in fiscal 2021) which has been recorded as a reduction to the eligible employee compensation expense incurred by the Company during this period (within selling, general, and administrative expenses). As at March 25, 2023, nil is included within Account Receivable on the consolidated balance sheet. As at March 26, 2022, $0.5 million of CEWS had been collected and nil was included within Accounts Receivable on the consolidated balance sheet.
The Government of Canada announced the CERS program in October 2020. CERS provides a rent subsidy for eligible property expenses, such as occupancy costs, based on certain criteria and is proportional to revenue declines as a result of COVID-19.
The Company has determined that it did not qualify for this subsidy in fiscal 2023 but that it did for certain intermittent periods in fiscal 2022 and has accordingly applied for the CERS for said periods. For the fiscal year ended March 25, 2023, the Company did not recognize any CERS ($0.5 million in fiscal 2022 and $0.5 million in fiscal 2021) and has recorded it as a reduction to the eligible occupancy expense incurred by the Company during this period (within selling, general and administrative expenses). As at March 25, 2023, nil is included within Account Receivable on the consolidated balance sheet. As at March 26, 2022, $0.5 million of CERS had been collected and nil was included within Accounts Receivable on the consolidated balance sheet.