Form 20-F
period 2024-03-30
BIRKS GROUP INC.
filed 2024-07-16
CIK 1179821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 30, 2024
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

11,447,999	Class A Voting Shares, without nominal or par value
7,717,970	Class B Multiple Voting Shares, without nominal or par value
0	Series A Preferred Shares, without nominal or par value, issuable in series
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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

Presentation of Financial and Other Information

Throughout this Annual Report, we refer to our fiscal year ending March 30, 2024, as fiscal 2024, and our fiscal years ended March 25, 2023, and March 26, 2022, as fiscal 2023 and 2022, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 30, 2024 consisted of 53 weeks whereas fiscal years ended March 25, 2023, and March 26, 2022 each consisted of 52 weeks.

All figures presented in this Form 20-F are in Canadian dollars unless otherwise specified.

Current developments

External risk factors

The Company believes recent general economic conditions, including high inflation and interest rates, could lead to a slow-down in certain segments of the global economy and affect the amount of discretionary income spent by potential consumers to purchase the Company’s products. If global economic and financial market conditions persist or worsen, the Company’s sales may decrease, and the Company’s financial condition and results of operations may be adversely affected.

Forward-Looking Information

This Annual Report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including, without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) heightened inflationary pressure, a decline in consumer discretionary spending, and increased cost of borrowing or deterioration in consumer financial position; (ii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, and the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, to maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (v) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, renovate existing stores and invest in its website and e-commerce platform; (vi) the Company’s ability to execute its strategic vision; and (vii) the Company’s ability to invest in and finance capital expenditures.

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

B. Capitalization and Indebtedness.

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

Our business, like other retailers, depends on consumer demand for our products and our sales are affected by discretionary spending by consumers. Consequently, our business is sensitive to a number of factors that are beyond our control, and that influence consumer spending, including general economic conditions, interest and tax rates, inflation, consumer confidence in future economic conditions, domestic and international geopolitical conditions, the availability of consumer credit, consumer indebtedness levels, tourism, recession and fears of recession, disposable consumer income, level of customer traffic in shopping malls and other retail centers, conditions in the housing market, consumer perceptions of personal well-being and security, fuel prices, inclement weather, foreign exchange rates, sales tax rate increases, pandemics, such as the COVID-19 pandemic, epidemics, disease outbreaks, and other public health crises, and war and fears of war. Jewelry and timepiece purchases are discretionary for consumers and may be particularly and disproportionately affected by adverse trends in the general economy and the equity markets. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for our products, resulting in a reduction in our sales and harming our business, operating results and cash flows. Recent geopolitical events and general economic conditions, such as rising inflation, could lead to a slow-down in certain segments of the global economy and could affect the amount of discretionary income available for certain consumers to purchase our products. If adverse global economic and financial market conditions persist, our sales could decrease, and our financial condition and results of operations could be adversely affected. The risk of recession is growing, notably in light of the significant increase in interest and inflation rates and could further have an adverse impact on our business and results of operations.

A substantial portion of our customers use credit, either from our private label and proprietary credit cards or another consumer credit source, to purchase jewelry and timepieces. When there is a downturn in the general economy, fewer people may use or be approved for credit, which could result in a reduction in net sales and/or an increase in credit losses, which in turn, could lead to an unfavorable impact on our overall profitability. The current inflationary environment, high interest rates, and the increase in cost of sales could negatively affect consumer spending and have adverse effects on our business and our financial results. Any of these factors could have a material adverse impact on our business, financial results, and the execution of our strategic plan. We have seen decreases in consumer spending, and such trends may continue. If periods of decreased consumer spending continue, our sales could be negatively impacted, and our financial condition and results of operations could be adversely affected. Consequently, our belief that we currently have sufficient liquidity to fund our operations is based on certain assumptions about the future state of the economy, the future availability of borrowings to fund our operations and our future operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance and we may determine that we do not have sufficient capital to fund our operations.

Our business, financial condition, results of operations and cash flows have been and may continue to be adversely impacted by the COVID-19 pandemic or other public health crisis, disease outbreak, epidemic or pandemic.

A public health crisis or disease outbreak, epidemic or pandemic, such as COVID-19, or the threat or fear of such events, has adversely impacted and could continue to adversely impact our business. COVID-19 significantly impacted our retail stores, sales, foot traffic, and supply chain in fiscal 2020, fiscal 2021 and to a lesser extent fiscal 2022.

Consumer demand may be impacted amidst the uncertainty caused by a public health crisis, disease outbreak, epidemic or pandemic which could negatively impact our retail business as well as the businesses of our retail partners. Our business is particularly sensitive to reductions in discretionary spending by consumers. A public health crisis, disease outbreak, epidemic or pandemic may cause significant uncertainty and disruption in the financial markets both globally and in Canada, which may lead to a decline in discretionary spending by consumers, and which in turn may impact, materially, our business, sales, financial condition and results of operations. Our retail business is sensitive to tourism and a public health crisis, disease outbreak, epidemic or pandemic may impact tourism. A public health crisis, disease outbreak, epidemic or pandemic may also disrupt our global supply chain network, including shortages of certain products due to disruptions in manufacturing by our suppliers, as well as costs of production and distribution.

Our business may be further impacted if the economy deteriorates due to the long-term effects of the COVID-19 pandemic or other public health crises. To the extent that COVID-19 has affected and continues to adversely affect the Canadian and global economy, our business, results of operations, cash flows, and/or financial condition, may continue to negatively be impacted.

Financial and Liquidity Risks

The level of our indebtedness could adversely affect our operations, liquidity and financial condition.

Our debt levels fluctuate from time to time based on seasonal working capital needs. In fiscal 2024, the Company’s total indebtedness increased by $8.1 million driven primarily by an increase in bank indebtedness as a result of negative cash flows from operations. Along with the increase in bank indebtedness, interest expense has also increased as a result of the rise in interest rates. In fiscal 2023, the Company’s total indebtedness increased by $15.3 million driven primarily by an increase in bank indebtedness as a result of negative cash flows from operations. The following table sets forth our total indebtedness (including bank indebtedness and current and long-term portion of debt), total stockholders’ equity (deficiency), total capitalization and ratio of total indebtedness to total capitalization as of (dollars in thousands):

	March 30, 2024	March 25, 2023
Total indebtedness (consisting of bank indebtedness and long-term debt, including current portion)	$90,311	$82,203
Total stockholders’ equity (deficiency)	$(5,149)	(603)
Total capitalization	$85,162	$81,600

Ratio of total indebtedness to total capitalization	106.0%	100.7%

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

Our ability to meet our cash flow requirements in order to fund our operations is dependent upon our ability to attain profitable operations, adhere to the terms of our committed financings, obtain favorable payment terms from suppliers as well as to maintain positive excess availability levels under our Amended Credit Facility (as defined below) and our Amended Term Loan (as defined below). Under the Amended Credit Facility, our sole financial covenant is to maintain minimum excess availability of not less than $8.5 million at all times, except that we shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month.

Our Amended Credit Facility and Amended Term Loan are subject to cross default provisions with all other loans pursuant to which if we are in default of any other loan, we will immediately be in default of both the Amended Credit Facility and the Amended Term Loan. In the event that excess availability falls below $8.5 million for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Amended Credit Facility and Amended Term Loan agreements, that provides the lenders the right to require the outstanding balances borrowed under our Amended Credit Facility and Amended Term Loan to become due immediately, which would result in cross defaults on our other borrowings. We expect to have excess availability of at least $8.5 million for at least the next twelve months.

On October 23, 2017, the Company entered into a credit facility with Wells Fargo Canada Corporation for a maximum amount of $85.0 million and maturing in October 2022. On December 24, 2021, the Company entered into an amended and restated senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo Canada Corporation. The Amended Credit Facility extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Credit Facility, also provides the Company with an option to increase the total commitments thereunder by up to $5.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Amended Credit Facility bears interest at a rate of the Canadian Dollar Offered Rate (“CDOR”) plus a spread ranging from 1.5% - 2.0% depending on the Company’s excess availability levels. Under the Amended Credit Facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout fiscal 2024 and 2023. On June 26, 2024, the Company entered into an amendment to the Amended Credit Facility with Wells Fargo Capital Finance Corporation Canada. The amendment replaces the interest rate of CDOR plus a spread ranging from 1.5% - 2% depending on the Company’s excess availability levels for the interest rate of the Canadian Overnight Repo Rate Average (“CORRA”) plus a CORRA adjustment ranging from 0.30% to 0.32% and a spread ranging from 1.5% - 2% depending on the Company’s excess availability levels. The adjustment was effective on June 26, 2024.

On June 29, 2018, the Company secured a $12.5 million Term Loan maturing in October 2022 with Crystal Financial LLC (now known as SLR Credit Solutions) (“SLR”). On December 24, 2021, the Company entered into an amended and restated senior secured term loan (“Amended Term Loan”) with SLR. The Amended Term Loan extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of CDOR plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants. Under the Amended Term Loan, the Company is required to adhere to the same financial covenant as under the Amended Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Amended Term Loan includes availability blocks at all times of not less than the greater of $8.5 million and 10% of the borrowing base, including additional seasonal availability blocks imposed from December 20th to January 20th of each year of $5.0 million and from January 21st to January 31st of each year of $2.0 million. The Amended Term Loan is required to be repaid upon maturity. On June 26, 2024, the Company entered into an amendment to the Amended Term Loan with SLR. The amendment replaces the interest rate of CDOR plus 7.75% (or CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants) for the interest rate of CORRA plus a CORRA adjustment of 0.32% and 7.75% (or CORRA plus a CORRA adjustment of 0.32% plus 7.00% or CORRA plus a CORRA adjustment of 0.32% plus 6.75% depending on the Company complying with certain financial covenants). The adjustment was effective on June 26, 2024.

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

No discretionary reserves were imposed during fiscal 2024, fiscal 2023, and fiscal 2022, by our current or former lenders.

For fiscal 2024 and 2023, the Company reported net losses of $4.6 million and $7.4 million, respectively. The Company reported net income of $1.3 million for fiscal 2022. The Company used cash from operating activities of $0.2 million and $6.9 million in fiscal 2024 and 2023, respectively, and generated cash from operating activities of $18.6 million in fiscal 2022. The Company had a negative working capital as at March 30, 2024 and March 25, 2023 and a positive working capital as at March 26, 2022.

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

On August 24, 2021, the Company entered into a new 10-year loan agreement with Investissement Québec, the sovereign fund of the province of Québec, for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of March 30, 2024, the Company has $4.2 million outstanding on the loan. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 at the end of the Company’s fiscal year. During fiscal 2024, the Company received a tolerance letter from Investissement Québec that allowed the Company, as at March 30, 2024 to tolerate a working capital ratio of 0.97. The covenant as of March 30, 2024 was 0.96. On July 3, 2024, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 30, 2024. Furthermore, on July 12, 2024, the Company received a tolerance letter from Investissement Québec that allows the Company, as at March 29, 2025, to tolerate a working capital ratio of 0.90.

On July 8, 2020, the Company secured a new six-year term loan with Investissement Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $4.9 million is outstanding at March 30, 2024. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. During fiscal 2024, the Company received a tolerance letter from Investissement Québec that allowed the Company, as at March 30, 2024 to tolerate a working capital ratio of 0.97. The covenant as of March 30, 2024 was 0.96. On July 3, 2024, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 30, 2024. Furthermore, on July 12, 2024, the Company received a tolerance letter from Investissement Québec that allows the Company, as at March 29, 2025, to tolerate a working capital ratio of 0.90.

There is no assurance the Company will meet its covenant at March 29, 2025, or future years, or that if not met, waivers would be available. If a waiver is not obtained, cross defaults with our Amended Credit Facility and our Amended Term Loan would arise.

On July 15, 2024, the Company obtained a support letter from one if its shareholders, Mangrove Holding S.A., providing financial support in an amount of up to $3.75 million, of which $1.0 million would be available after January 1, 2025. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in meeting its financial covenant requirements of maintaining minimum excess availability levels of $8.5 million at all times as required by its Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025.

The going concern of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Additional financing or capital that may be required may not be available on commercially reasonable terms, or may not be available at all.

If we are unable to meet our financial projections, in order to invest in growth initiatives, we may need to raise additional funds through public or private equity or debt financing, including funding from governmental sources, which may not be possible as the success of raising additional funds is beyond our control. The sale or issuance of additional equity securities could result in significant dilution to our current shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our common stock. Failure to obtain such additional financing or capital could have an adverse impact on our liquidity and financial condition including our ability to continue as a going concern.

The terms of our Amended Credit Facility and Amended Term Loan expire in December 2026, and as such, financing may be unavailable in amounts or on terms similar to the current agreements or acceptable to us, if at all, which could have a material adverse impact on our business, including our ability to continue as a going concern.

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

Historically, we have generally been successful in negotiating and improving leases for renewal as our current leases near expiration. As of May 31, 2024, we had 22 leased retail stores. The leases are generally in prime retail locations and generally have lease terms of ten years, with rent being a fixed minimum base plus, for certain stores, a percentage of the store’s sales volume (subject to some adjustments) over a specified threshold. Many uncontrollable factors can impact our ability to renew these leases, including but not limited to, competition for key locations from other retailers. Only three of the Company’s store leases are renewable within the next two years and such stores generated approximately 4.8% of our fiscal 2024 net sales. The capital expenditures related to remodeling some of our retail stores are estimated to be approximately $6.4 million during fiscal 2025. These planned capital expenditures are at the discretion of the Company, are not required by our landlords, and are not yet fully committed. We expect to be able to finance these capital expenditures with internally generated funds and existing financing arrangements. The Company also continues to be actively engaged in identifying alternative sources of financing that may include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from government sources. However, in the future, if we are unsuccessful at negotiating favorable renewal terms, locations or if more capital is required to meet landlord requirements for remodeling or relocating retail stores and we are unable to secure the necessary funds to complete these projects, our business, financial condition, and operating results could be adversely affected. In addition, we may not be able to locate suitable alternative sites in a timely manner. Our sales, earnings and cash flows will decline if we fail to maintain existing store locations, renew leases or relocate to alternative sites, in each case on attractive terms.

Our business could be adversely affected if our relationships with any primary vendors are terminated or if the delivery of their products is delayed or interrupted.

We compete with other jewelry and timepiece retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name timepiece and jewelry manufacturers have distribution agreements with our Company that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In fiscal 2024, merchandise supplied by our largest luxury timepiece supplier and sold through our stores accounted for approximately 27% of our total net sales (20% in fiscal 2023). Our relationships with primary suppliers are generally not pursuant to long-term agreements. We obtain materials and manufactured items from third-party suppliers. Any delay or interruption in our suppliers’ abilities to provide us with necessary materials and components, may require us to seek alternative supply sources. Any delay or interruption in receiving supplies could impair our ability to supply products to our stores and, accordingly, could have a material adverse effect on our business, results of operations and financial condition. The abrupt loss of any of our significant third-party suppliers or a decline in the quality or quantity of materials supplied by any third-party suppliers could cause significant disruption in our business.

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

We offer a large selection of distinctive high-quality merchandise, including diamond, gemstone and precious metal jewelry, rings, wedding bands, earrings, bracelets, necklaces, timepieces and gifts. Accordingly, significant changes in the availability or prices of diamonds, gemstones, and precious metals we require for our products could adversely affect our earnings. We do not hedge a material portion of the price of raw materials. A significant increase in the price and availability of these materials could adversely affect our net sales and gross margins.

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

As of May 31, 2024, The Grande Rousse Trust (“Grande Rousse”) beneficially owns or controls 71.1% of all classes of our outstanding voting shares, which are directly owned by Mangrove Holdings S.A (“Mangrove”) and Montel Sarl (“Montel”), previously Montrovest B.V. Montel and Mangrove own 46.1% and 25.1% of our outstanding voting shares respectively. The trustee of Grande Rousse is Meritus Trust Company Limited (the “Trustee”). Confido Limited has the power to remove the Trustee and as a result may be deemed to have beneficial ownership of the Class A voting shares held by Montel and Mangrove. Under our restated articles, Montel and Mangrove, as holders of the Class B multiple voting shares, have the ability to control most actions requiring shareholder approval, including electing the members of our Board of Directors and the issuance of new equity.

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

Terrorist acts, acts of war or hostility, natural disasters or other catastrophic events could have an immediate disproportionate impact on discretionary spending on luxury goods upon which our operations are dependent, and could have a material adverse impact on our business and results of operations. We have been, and may continue to be affected in the future, by widespread protests such as the protests related to social injustices that took place in various cities across Canada in February 2022. Such protests can disrupt foot traffic at our stores, thereby negatively impacting sales, cause temporary store closures, and lead to inventory shrinkage, and property damage, all of which could adversely impact our sales and results from operations.

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

The Company conducts retail operations in Canada and conducts wholesale operations in North America, the United Kingdom and the European Union. The Company sources its inventory from several suppliers within and outside North America, and has cross border financing arrangements. As a result, the Company is subject to the risks of doing business in jurisdictions within and outside North America.

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

Future issuances or sales of a substantial number of our Class A voting shares by us, Montel, Mangrove, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair our ability to raise capital through future issuances of equity securities. As of May 31, 2024, we had 11,472,999 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.

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

NYSE American does not normally consider suspending dealings with issuers that are below standards (i) through (iii) of Section 1003(a) of the Company Guide if the issuer has a total market capitalization of U.S. $50,000,000 or total assets and revenue of U.S. $50,000,000 each in its last fiscal year or two of its last three fiscal years, and the issuer has at least 1,100,000 shares publicly held, 400 round lot shareholders, and a market value of publicly held shares of at least U.S. $15,000,000. For the fiscal year ended March 30, 2024, the Company reported total assets of $203.3 million (U.S. $150.0 million) and revenues of $185.3 million (U.S. $137.5 million). As of July 15, 2024, the Company had 5,371,320 publicly listed shares, more than 400 lot shareholders, and a market value of publicly listed shares of U.S. $13.8 million.

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

We are subject to reporting obligations under U.S. securities laws. Beginning with our Annual Report on Form 20-F for fiscal 2008, Section 404 of the Sarbanes-Oxley Act requires us to prepare a management report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over our financial reporting is not effective. If at any time in the future, we are unable to assert that our internal control over financial reporting is effective, market perception of our financial condition and the trading price of our stock may be adversely affected and customer perception of our business may suffer, all of which could have a material adverse effect on our operations. Furthermore, our auditors do not audit our internal controls over financial reporting due to our market capitalization, and therefore, there has been no independent attestation of our internal controls over financial reporting.

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

THE COMPANY

Corporate History and Overview

Birks Group is a leading designer of fine jewelry and operator of luxury jewelry, timepieces and gifts retail stores in Canada, with wholesale customers in North America, the E.U., the U.K. and the Middle East. As of May 31, 2024, Birks Group operated 18 retail stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary operated under the Brinkhaus brand, two retail locations in Vancouver, one operated under the Graff brand and the other operated under the Patek Philippe brand, and one retail location in Laval, Quebec, operated under the Breitling brand. Birks fine jewelry collections are also available through select SAKS Fifth Avenue stores in Canada and the U.S., select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States as well as at certain jewelry retailers across North America and in Europe. For fiscal 2024, we had net sales of $185.3 million.

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

In August 2017, Birks entered into the Stock Purchase Agreement with Aurum, the largest fine watch and jewelry retailer in the U.K., to sell its wholly- owned subsidiary Mayors. The Aurum Transaction (as defined below) closed on October 23, 2017 for total cash consideration of $135.0 million (U.S. $106.8 million). As part of the transaction, Birks entered into a 5-year distribution agreement with Aurum to sell Birks fine jewelry in the U.K. at Mappin & Webb, Goldsmiths stores and on their e-commerce websites.

In April of 2021, the Company entered into a joint venture with FWI LLC (“FWI”) to form RMBG Retail Vancouver ULC (“RMBG”). During fiscal 2023, the joint venture company became operational. RMBG operates a boutique in Vancouver, retailing third party branded watches, sales of which were historically recognized at the Company’s Vancouver Flagship location and are now recognized through the joint venture company. The Company and FWI both contributed certain assets for a 49% and 51% equity interest respectively in RMBG, the legal entity comprising the joint venture.

In the last three fiscal years, we invested a total of approximately $23.3 million in capital expenditures primarily associated with the remodeling of our existing store network, as well as a digital transformation of the Company including the transition to a new e-commerce platform. During fiscal 2024, we invested a total capital expenditure of $7.2 million, including $1.5 million of leasehold improvement to initiate the construction of a new store in Montreal, planned to open in August 2024. In addition, we invested $3.2 million for the completion of renovations that started in fiscal 2023 and other partial renovations in certain stores to accommodate brand movement. $1.3 million was invested for various digital transformation initiatives including improvement of our e-commerce platform and the on-going implementation of our ERP system (included in intangible assets), as well as $0.3 million towards various wholesale and visual merchandising projects.

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

We currently expect to continue to invest in capital expenditures to make on-going strategic improvements to our retail network in fiscal 2025 and fiscal 2026, all the while focusing on operations and on delivering a return on our strategic investment spending during the last fiscal year. We expect to finance these capital expenditures from operating cash flows, and existing financing arrangements including tenant allowances from certain of our landlords and capital lease financing.

The Company regularly reviews the locations of its retail network that leads to decisions that impact the opening, relocation or closing of these locations. During fiscal 2024, we launched the construction of a new store in Montreal, which is planned to open in August 2024, we executed a partial renovation of two stores in Toronto and one store in Calgary and we launched a partial renovation of a store in Ottawa. During fiscal 2024, we also closed three Maison Birks stores: one in Burlington, Ontario, one in Mississauga, Ontario and one in Calgary, Alberta. During fiscal 2023, we executed a partial renovation of our flagship location in Vancouver, British Columbia, we renovated our Laval, Quebec Maison Birks store and opened an adjoining store operated under the Breitling brand. We also relocated one Maison Birks store in Calgary, Alberta and, in the process, upgraded its third-party timepieces and jewelry brand distribution portfolio. During fiscal 2023, we also closed two Maison Birks stores: one in Surrey, British Columbia and another in Winnipeg, Manitoba. During fiscal 2022, we renovated our Brinkhaus store in Calgary, Alberta, and remodeled a Maison Birks store in Calgary, Alberta. During fiscal 2022, we also closed three Maison Birks stores: one in Oshawa, Ontario, one in Saskatoon, Saskatchewan, and one in Victoria, British Colombia.

Our sales are divided into two principal product categories: (i) jewelry and other, and (ii) timepieces. Jewelry and other also includes sales of other product offerings we sell such as giftware, as well as repair and custom design services.

The following table compares our sales of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 30, 2024		March 25, 2023		March 26, 2022
Jewelry and other	$85,226	46.0%	$85,798	52.7%	$90,522	49.9%
Timepieces	100,049	54.0%	77,152	47.3%	90,820	50.1%

Total	$185,275	100%	$162,950	100%	$181,342	100%

Jewelry and other product category sales have remained relatively stable in fiscal 2024 as compared to fiscal 2023, and similarly to fiscal 2023, we believe the Company’s product assortment at lower price points continued to be impacted by increased inflation and heightened interest rates all directly impacting discretionary consumer spending. The decrease in sales from the jewelry and other products categories in fiscal 2023 as compared to fiscal 2022 is driven primarily by lower Birks branded jewelry sales including both Birks fine jewelry and Birks bridal jewelry, driven in part by the impact of temporary store closures during renovations, as well as, we believe, by the impact of heightened inflationary pressure on consumers’ discretionary spending, particularly on the Company’s product assortments at lower price points.

The increase in sales from the timepieces product category in fiscal 2024 as compared to 2023 is attributable to growth in third-party timepiece brands primarily resulting from the renovations and improved merchandising of two of our key locations at the end of fiscal 2023. The decrease in sales from the timepieces product category in fiscal 2023 as compared to fiscal 2022 is attributable primarily to the exclusion of the sales of RMBG.

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

Our Birks brand consists of internally developed luxury fine jewelry and bridal collections as well as gift items. Part of our strategy is to increase our exclusive offering of internally designed goods sold to our customers, consisting primarily of fine jewelry and bridal offerings, all of which leverage the Birks brand loyalty in their respective markets and in order to differentiate our products with unique and exclusive designs.

Our stores, operating under the Maison Birks, Brinkhaus, Breitling, Graff and Patek Philippe brands, carry a large selection of prestigious brand name timepieces including timepieces made by Rolex, Tudor, Baume & Mercier, Breitling, Cartier, Chaumet, Frédérique Constant, Graff, Grand Seiko, IWC, Jaeger Lecoultre, Longines, Montblanc, Panerai, Patek Philippe, and Tag Heuer. We also carry an exclusive collection of high quality jewelry that we design. We emphasize Birks brand jewelry offerings but also include other designer jewelry made by Chaumet, Dinh Van Paris, Fred, Graff, Marco Bicego, Messika, Roberto Coin, and Yoko London. We also offer a variety of high quality giftware, including writing instruments made by Montblanc.

We have one primary channel of distribution, the retail division, which accounts for approximately 94% of net sales during each of fiscal 2024 and 2023, and 93% in fiscal 2022, as well as three other channels of distribution, namely e-commerce, wholesale, and gold exchange which combined accounted for approximately 6% of net sales during each of fiscal 2024 and 2023 and 7% in fiscal 2022.

Product Design, Development, Sourcing and Manufacturing

We established a product development process that supports our strategy to further develop and enhance our product offering in support of the Birks brand development. During fiscal 2024, 2023, and 2022, approximately 41%, 41%, and 49%, respectively, of our jewelry products acquired for sale were internally designed and sourced. A significant portion of internally designed products are associated with the Bridal segment, which is largely reliant on customized special orders. Products that are not designed and manufactured for us, are sourced from suppliers worldwide, enabling us to sell an assortment of fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procures distinctive high quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our loose stone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

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

In fiscal 2024, we purchased jewelry, timepieces and giftware for sale in our stores and online from several suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry and timepiece retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our key vendors, or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business. In fiscal 2024, merchandise supplied by our largest luxury timepiece supplier and sold through our stores accounted for approximately 27% of our total net sales. If our largest luxury timepiece supplier terminated its distribution agreements with us, such termination would have a material adverse effect on our business, financial condition and operating results.

Impact of inflation

We believe that in fiscal 2023 and 2024, inflation, interest rates, and the volatility in the stock market may have had an impact on consumer discretionary spending, and on our sales results and results from operations. Luxury jewelry and timepiece purchases are considered discretionary spending. As such, if inflation, interest rates, and volatility in the stock market could negatively impact consumer discretionary spending, it could also negatively impact our future sales results and operating performance.

The cost of gold and diamonds continued to fluctuate during fiscal 2024 with an increase in the first months of the year, and a decrease in the summer months before increasing once again during the holiday season. During fiscal 2023, diamond and gold costs increased throughout the year. As a result of these fluctuations, we have increased retail prices on certain product categories to offset such cost increases in fiscal 2023 but maintained retail prices stable during fiscal 2024. Refer to Item 1A, Risk Factors, for further information on the potential impacts and risk associated with inflation.

Seasonality

Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher net sales than any other quarter during the year. In addition to seasonality trends, fiscal 2022 was also impacted by factors attributable to COVID-19, such as widespread restrictions and temporary store closures, particularly in the first quarter of fiscal 2022 which shifted net sales between quarters. Net sales in the first, second, third and fourth quarters in fiscal 2024 were 24%, 24%, 33% and 20%, respectively, in fiscal 2023 were 26%, 22%, 33% and 19%, respectively, and in fiscal 2022 were 22%, 25%, 34% and 19%, respectively.

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

Advertising and Promotion

One of our key marketing goals is to build on our reputation in our core markets as a leading luxury jewelry brand offering high quality merchandise in an elegant, sophisticated environment. For example, we frequently run advertisements that associate the Birks brand with internationally recognized brand names. Advertising and promotions for all stores are developed by our personnel in conjunction with outside creative professionals.

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

Credit Operations

We have a private label credit card, which is administered by a third-party financial institution that owns the credit card receivable balances. We also have a Birks proprietary credit card, which we administer. Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks private label credit card and the Birks in-house credit card accounted for approximately 18.9% of our net sales during fiscal 2024, 15.6% of our net sales during fiscal 2023 and 14.7% during fiscal 2022. We have continued to implement attractive term plans during fiscal 2024. Sales under the Birks private label credit cards are generally made without credit recourse to us.

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

Our compliance program has been designed to conform, in all material respects, with the framework in The Organization of Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition), and the related gold supplement for conflict minerals. In addition, we have adopted a conflict minerals policy which has been communicated to our suppliers and is included in our Merchandise Quality Manual and available under “Corporate Governance” on the “Investor Relations” webpage of our website at www.birks.com. Our conflict mineral policy indicates that suppliers who do not comply with this policy will be reviewed and evaluated accordingly for future business and sourcing decisions.

In August 2012, the SEC issued rules that require companies that manufacture products using certain “conflict minerals”, including gold, to determine whether those minerals originated in the Democratic Republic of Congo or adjoining countries (“DRC”). If the minerals originate in the DRC, or if companies are not able to establish where they originated, extensive disclosure regarding the sources of those minerals, and in some instances an independent audit of the supply chain, is required. We filed our twelfth disclosure report on May 31, 2024 for the calendar year ended December 31, 2023. We determined that we had no reason to believe that any conflict minerals necessary to the functionality or production of our products may have originated in the DRC.

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

Following is a listing of all our properties as of March 30, 2024:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores
Bayshore Centre	1,099	September 2027	Ottawa, ON
Bloor Flagship Store	9,695	February 2034	Toronto, ON
Brinkhaus	3,221	March 2027	Calgary, AB
Breitling Laval	257	August 2032	Laval, QC
Carrefour Laval	2,288	August 2032	Laval, QC
Chinook Shopping Centre	4,186	October 2032	Calgary, AB
DIX-30 Mall	1,645	July 2033	Brossard, QC
Fairview Pointe-Claire	1,450	August 2030	Pointe-Claire, QC
First Canadian Place	2,243	August 2028	Toronto, ON
Graff Boutique	850	October 2028	Vancouver, BC
Montreal Flagship Store	7,714	April 2032	Montreal, QC
Park Royal	1,797	October 2024	West Vancouver, BC
Patek Philippe Boutique	850	October 2028	Vancouver, BC
Place Ste-Foy	1,472	September 2027	Ste-Foy, QC
Rideau Centre	2,745	May 2034	Ottawa, ON
Sherway Gardens	2,726	September 2025	Etobicoke, ON
Southgate Shopping Centre	1,300	April 2028	Edmonton, AB
Toronto Dominion Square	5,568	August 2030	Calgary, AB
Vancouver Flagship Store	20,221	August 2032	Vancouver, BC
West Edmonton Mall	2,244	August 2024	Edmonton, AB
Willowdale Fairview Mall	1,543	August 2029	North York, ON
Yorkdale	2,817	October 2026	Toronto, ON
Other Properties
Montreal corporate office	26,423	May 2033	Montreal, QC

Total annual base rent for the above locations for fiscal 2024 was approximately $11.9 million.

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

We promote equal opportunity in recruitment, hiring, promotion, compensation, employee development such as training, and all other terms and conditions of employment. As such, all decisions regarding these matters are made without bias relating to race, national or ethnic origin, color, religion, age, gender, sex, sexual orientation, matrimonial status, civil status, physical or mental ability, or thoughts and beliefs, in each case in accordance with the laws of the jurisdictions in which we operate and as set out in our Code of Conduct.

Some of the Company’s tangible initiatives to promote DE&I and foster a more inclusive culture where everyone feels they belong include:

•

The establishment of a Diversity & Inclusion Task Force (the “Task Force”) in July 2020, which has expanded to 9 members spanning multiple functions, regions and levels within the Company and led by a senior executive, namely Miranda Melfi. The Task Force has developed recommendations to create opportunities that promote cultural awareness and open dialogue and facilitate inclusion at all levels of the Company, which are being implemented by the relevant departments of the Company. Such recommendations were developed based on an analysis of the valuable feedback received from survey results and team lead interviews conducted with employees, department heads and team leads throughout the Company. The Task Force has been renamed the Diversity, Equity and Inclusion Committee (the “DE&I Committee”).

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

•

Flexible work arrangements are offered to office employees, allowing office employees (i) a flexible work schedule, (ii) the opportunity to telework within a hybrid work model, and (iii) a summer schedule allowing employees to take a few Friday afternoons off during the summer.

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

Environmental

Our commitment to sustainable business operations spans from the products we offer to our customers, to our store construction, maintenance and operations, to our supply chain and packaging initiatives, and to an ethical sourcing program. In addition, our Birks branded jewelry collections are inspired by the Canadian nature which we believe contributes to keeping the environment in the front and center.

Recycling and Waste Management

•	Since 2014, we have been reporting verified conflict-free gold to the U.S. Securities and Exchange Commission;

•	We have recovered over 1,575 troy ounces of gold and platinum in fiscal 2024 through our Maison Birks Gold Exchange Program;

•	We have recovered approximately 11% of our diamonds in fiscal 2024 through our diamond upgrade program- that were sold and made available for sale;

•

Following the recommendations of our former paperless committee, we have implemented initiatives which led to the reduction of our consumption of paper and ink by (i) reducing the number of documents being printed, (ii) reducing the number of printers, (iii) providing two computer screens to employees which allow them to view documents on two screens thereby reducing the need to print, and (iv) offering and encouraging our customers to use the option of electronic statements.

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

Bee Protection

•

One of the Company’s objectives is to spread awareness to ensure the longevity of bees. The world population of bees is decreasing at an alarming rate due to climate change, pesticides, insecticides, loss of habitat and new diseases. Bees play a pivotal role in maintaining and protecting natural ecosystems and biodiversity contributing to the overall wellbeing of our environment. To that end, the Company has partnered with The Nature Conservancy of Canada, Alvéole Urban Beekeeping and University of Guelph, to ensure the longevity of Canada’s world-renowned natural environment. The Company is proud to home beehives in Montreal managed by Alvéole.

Social

The Company is committed to corporate social responsibility. Our core values are at the root of all of our human capital management programs, policies and practices. We believe our focus on improving career paths for our employees through training, competitive wages, new ways of working, and opportunities for advancement empower our employees to provide an outstanding performance and customer experience and position our employees to embody our core values.

Employee Engagement

•

As discussed in this Circular under “Diversity, Equity and Inclusion Throughout the Company” above, we created a DE&I Committee. We strive to create an inclusive and respectful environment that encourages our employees to bring their whole selves to work every day. We have a zero-tolerance policy for discrimination or harassment.

•

We strive to maintain an open and ongoing dialogue with our employees, which helps us to make Birks Group a better, more fulfilling place to work. Throughout the year, we engage our employees through a variety of remote and on-site events, including training, and health and wellness activities. We also actively seek employee feedback through formal and informal touchpoints. We use the feedback from these touchpoints to help improve the overall employee experience.

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

Subject to certain eligibility requirements, our employees can take advantage of a range of benefits including a group insurance plan (health, dental and life insurance and short-term and long-term disability insurance), virtual care, a generous merchandise discount, vacation days and personal days, as well as a flexible work schedule and hybrid work model for head office employees.

Health and Safety as a Priority

•

Birks Group is committed to the health and safety of its employees, every day and especially in times of crisis. We provide safe and clean facilities, comply with all applicable workplace safety laws and have safety policies and procedures to articulate our expectations with respect to managing the health and safety aspects of our retail stores, head office, distribution center and our watch and jewelry ateliers. We are dedicated to the overall wellbeing of our employees and hence we offer a comprehensive health and safety program including an employee assistance program which offers confidential counseling and support services, and virtual care which provides remote access to healthcare professionals. These programs ensure our employees have the resources they need to support their physical and mental health and overall wellbeing.

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

•

We have established an artificial intelligence (“AI”) committee whose purpose is to explore and integrate AI technologies in order to enhance our business processes and drive efficiencies throughout the organization.

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

In May 2024, we published our first report under the Fighting Against Forced Labour and Child Labour in Supply Chains Act. (Canada), which describes, among other things, the policies and steps implemented and taken by the Company with respect to forced labour and child labour. This report is available on our website at www.birks.com.

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

•	The Company’s Code of Conduct for directors, officers and employees.

•	An anonymous and confidential whistleblowing line hosted by a third-party.

•	A responsible sourcing program.

•	The Company’s anti-money laundering program.

•	Oversight of data privacy and security through the audit and corporate governance committee.

•	An assessment process for the Chief Executive Officer, the Board, the committees and the directors, individually.

•

Policy Regarding the Mandatory Recovery of Compensation (i.e., claw back policy) and incentive compensation claw back policy in our Omnibus Long-Term Incentive Plan (for grants made after September 2016).

Furthermore, the Board has incorporated consideration of DE&I matters into its governance practices as provided in the Company’s Board Diversity, Equity and Inclusion Policy. This is achieved through ensuring that diversity considerations are taken into account in Board of Directors vacancies. Additionally, the compensation and nominating committee considers the Board’s diversity in its regular assessment of the Board’s effectiveness, and its periodic review of the composition of the Board. As part of the selection process for new directors, a skills matrix is used to assess the overall strengths of directors and to assist in the ongoing renewal process of the Board of Directors, which skills matrix includes various ESG related skills.

Diversity considerations are also taken into account in senior management succession planning, committing to retention and development to ensure that our most talented employees are promoted from within the organization, and ensuring that diversity is taken into account when identifying and fostering the development of high-potential individuals within our Company.

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

Throughout this Annual Report, we refer to our fiscal year ended March 30, 2024, as fiscal 2024, and our fiscal years ended March 25, 2023, and March 26, 2022, as fiscal 2023 and fiscal 2022, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 30, 2024 and March 25, 2023 each consisted of 53 and 52 weeks, respectively.

Overview

Birks Group is a leading designer of fine jewelry and operator of luxury jewelry stores in Canada, with wholesale customers in North America, the U.K., and the E.U. As of March 30, 2024, we have two reportable segments, “Retail” and “Other.” Retail consists of our retail operations whereby we operate 18 stores across Canada under the Maison Birks brand, one store under the Brinkhaus brand, one store under the Breitling brand, one store under the Graff brand, and one store under the Patek Phillippe brand. Other consists primarily of our wholesale business, our e-commerce business and our gold exchange business.

As of March 30, 2024, our retail operation’s total square footage was 77,932. The average square footage of our five Maison Birks flagship stores was approximately 9,477 while the average square footage for all other Maison Birks retail stores was approximately 2,225. The average square footage of the Brinkhaus, Graff, and Patek Philippe locations was 1,640. The Breitling Laval location was 257 square feet.

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

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight and duties, direct labor related to repair services, the costs of our design and creative departments, inventory shrink, damage and inventory reserves, jewelry, watch and giftware boxes, as well as product development costs. SG&A includes, among other things, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resources and training expenses. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A, such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Birks product brand and our third party product brands. Marketing has historically represented a significant portion of our SG&A. As a percentage of net sales, marketing expenses represented 3.7%, 5.0%, and 4.9% of sales for fiscal 2024, fiscal 2023, and fiscal 2022, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. Depreciation and amortization includes depreciation and amortization of our stores and head office, including leasehold improvements, furniture and fixtures, computer hardware and software and amortization of intangibles.

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

Fiscal 2024 Summary

Total net sales for fiscal 2024 were $185.3 million compared to $163.0 million in fiscal 2023, an increase of $22.3 million, or 13.7%. The increase in net sales in fiscal 2024 was primarily driven by the results of the Company’s retail channel. Net retail sales were $20.4 million higher than fiscal 2023, an increase primarily driven by the strong performance of third party branded timepieces and jewelry throughout the retail network, including at the newly renovated Chinook and Laval stores, partially offset by a decrease in Birks product brand sales.

•

Comparable store sales increased by 7.5% in fiscal 2024 compared to fiscal 2023 mainly driven by strong third party branded timepieces sales and by an increase in average sales transaction value, partially offset by a decrease in the Birks product brand sales.

•

Total gross profit for fiscal 2024 was $73.6 million, or 39.7% of net sales, compared to $68.0 million, or 41.7% of net sales in fiscal 2023. This increase in gross profit was primarily driven by the increased sales volume experienced during fiscal 2024 due to strong third party branded timepieces and jewelry sales, partially offset by higher product and packaging costs. The decrease of 200 basis points in gross margin percentage resulted primarily from the sales mix with increased sales from third party branded timepieces and jewelry partially offset by lower promotions and discounts.

•

SG&A expenses in fiscal 2024 were $65.7 million, or 35.5% of net sales, compared to $66.1 million, or 40.6% of net sales in fiscal 2023, a decrease of $0.4 million. The main drivers of the decrease in SG&A expenses in the period include lower marketing costs ($1.3 million) and lower non-cash stock based compensation expense ($2.0 million) due to the fluctuations in the Company’s stock price during the fiscal year, offset by higher compensation costs ($1.5 million) primarily due to longer store opening hours compared to fiscal 2023, higher credit card costs ($1.1 million) due to higher cost on private label credit cards and proprietary credit cards, higher occupancy costs ($0.4 million) and higher general operating costs and variable costs ($0.3 million). As a percentage of sales, SG&A expenses in fiscal 2024 decreased by 510 basis points as compared to fiscal 2023.

•	The Company’s EBITDA (1) for fiscal 2024 was $10.0 million, an increase of $6.2 million, compared to EBITDA(1) of $3.8 million for fiscal 2023.

•	The Company’s reported operating income for fiscal 2024 was $1.2 million, an increase of $5.0 million, compared to a reported operating loss of $3.8 million for fiscal 2023.

•

The Company recognized interest and other financing costs of $8.0 million in fiscal 2024, an increase of $2.4 million, compared to recognized interest and other financing costs of $5.6 million in fiscal 2023. This increase is due to an increase in our average borrowing rate on our debt, an increase in the average amount outstanding on the amended credit facility as well as additional borrowings, partially offset by a foreign exchange gain of $0.2 million in fiscal 2024 versus a foreign exchange loss of $0.5 million in fiscal 2023 on our U.S. dollar denominated debt.

•	The Company recognized net loss for fiscal 2024 of $4.6 million, or $0.24 per share, compared to a net loss for fiscal 2023 of $7.4 million, or $0.40 per share.

(1)	This is a non-GAAP financial measure defined below under “Non-GAAP Measures” and accompanied by a reconciliation to the most directly comparable GAAP financial measure.

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

The percentage increase (decrease) in comparable store sales for the periods presented below is as follows:

	Fiscal Year Ended
	March 30, 2024	March 25, 2023	March 26, 2022

Comparable store sales	7.5%	2.9%	32.4%

The increase in comparable store sales of 7.5% during fiscal 2024 was driven by strong third party branded timepiece sales. Furthermore, the comparable store sales increase was influenced by an increase in average sales transaction value, partially offset by a decrease in units sold.

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

Fiscal 2024 Compared to Fiscal 2023

The following table sets forth, for fiscal 2024 and fiscal 2023, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 30, 2024	March 25, 2023

	(In thousands)
Net sales	$185,275	$162,950
Cost of sales	111,720	94,990

Gross profit	73,555	67,960
Selling, general and administrative expenses	65,705	66,095
Depreciation and amortization	6,639	5,673

Total operating expenses	72,344	71,768

Operating income (loss)	1,211	(3,808)
Interest and other financing costs	8,007	5,581

(Loss) income before taxes and equity in earnings of joint venture	(6,796)	(9,389)
Income taxes (benefits)	—	—
Equity in earnings of joint venture, net of taxes of $0.8 million ($0.7 million in 2023)	2,165	1,957

Net (loss) income, net of tax	$(4,631)	$(7,432)

Net Sales

	Fiscal Year Ended
	March 30, 2024	March 25, 2023

	(In thousands)
Net sales – Retail	$173,872	$153,428
Net sales – Other	11,403	9,522

Total Net Sales	$185,275	$162,950

Total net sales for fiscal 2024 were $185.3 million compared to $163.0 million in fiscal 2023, which is an increase of $22.3 million, or 13.7%. Net retail sales were $20.4 million higher than the comparable prior year period. The increase in retail sales in fiscal 2024 was primarily driven by the strong performance of third party branded timepieces and jewelry, including at the newly renovated Chinook and Laval stores, partially offset by a decrease in Birks product brand sales. The net retail sales increase was driven by an increase in average sales transaction value, partially offset by a slight decrease in units sold. The increase in Net Sales – Other of $1.9 million is primarily due to an increase in sales of 26.8% from our e-commerce business due to on-line exclusive product offerings and improved site functionalities. Additionally, the increase in Net Sales – Other was further driven by an increase of 34.4% from our gold exchange business, partially offset by a decrease in our wholesale activity.

Gross Profit

	Fiscal Year Ended
	March 30, 2024	March 25, 2023

	(In thousands)
Gross Profit – Retail	$68,370	$64,031
Gross Profit – Other	5,185	3,929

Total Gross Profit	$73,555	$67,960

Gross Margin (Total Gross Profit as a % of Total Net Sales)	39.7%	41.7%

Total gross profit for fiscal 2024 was $73.6 million, or 39.7% of net sales, compared to $68.0 million, or 41.7% of net sales in fiscal 2023. This increase in gross profit was primarily driven by the increased sales volume experienced in the period driven by strong third party branded timepieces and jewelry, partially offset by higher product, packaging and costs of sales. The decrease of 200 basis points in gross margin percentage was primarily resulting from the sales mix with increased sales from third party branded timepieces and jewelry partially offset by lower promotions and discounting. Gross Profit – Retail for fiscal 2024 was $68.4 million, or 39.3% of Net Sales – Retail, compared to $64.0 million, or 41.7% of Net Sales – Retail for fiscal 2023. Although there was an increase of $4.3 million in Gross Profit – Retail, Gross Margin Percentage – Retail decreased by 240 basis points driven by the above-mentioned factors. Gross Profit – Other for fiscal 2024 was $5.2 million, or 45.5% of Net Sales – Other compared to $3.9 million, or 41.3% of Net Sales – Other for fiscal 2023, which is an increase of $1.3 million driven by the increase in volume of e-commerce and gold exchange. The increase in gross margin of 420 basis points is primarily driven by the sales mix in e-commerce, gold exchange and wholesale business.

SG&A Expenses

SG&A expenses in fiscal 2024 were $65.7 million, or 35.5% of net sales, compared to $66.1 million, or 40.6% of net sales in fiscal 2023, a decrease of $0.4 million. The main drivers of the decrease in SG&A expenses in fiscal 2024 include lower marketing costs ($1.3 million) and lower non-cash stock based compensation expense ($2.0 million) due to the fluctuations in the Company’s stock price during the fiscal year, offset by higher compensation costs ($1.5 million) primarily due to longer store opening hours compared to fiscal 2023, higher credit card costs ($1.1 million) due to higher cost on private label credit cards and proprietary credit cards, higher occupancy costs ($0.4 million) and higher general operating costs and variable costs ($0.3 million). As a percentage of sales, SG&A expenses in fiscal 2024 decreased by 510 basis points as compared to fiscal 2023.

Depreciation and Amortization

Depreciation and amortization expense in fiscal 2024 was $6.6 million compared to $5.7 million in fiscal 2023. This increase was driven primarily by $0.5 million accelerated depreciation due to modified terms of a vendor agreement as well as $0.4 million due to accelerated depreciation related to store closures in fiscal 2024.

Interest and Other Financing Costs

Interest and other financing costs in fiscal 2024 were $8.0 million compared to $5.6 million in fiscal 2023, an increase of $2.4 million, driven primarily by an increase of 210 basis points of the weighted average interest rate of the Amended Credit Facility (defined below) and Amended Term Loan (defined below), as well as explained by an increase in the average amount outstanding on the Amended Credit Facility (defined below) during fiscal 2024 compared to fiscal 2023.

Income Tax Expense

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 30, 2024, the Company did not have any accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2017 through 2024 remain open to examination in the major tax jurisdictions in which the Company operates. We have continued to record a 100% valuation allowance on the full value of the deferred tax assets generated during these periods as the criteria for recognition of these assets was not met on March 30, 2024.

Equity in earnings of joint venture, net of taxes

During fiscal 2024, the Company recognized $2.2 million of equity in earnings of joint venture, net of taxes, compared to $2.0 million of equity in earnings of joint venture, net of taxes in fiscal 2023 as a result of its investment in the RMBG joint venture accounted for under the equity method of accounting.

Fiscal 2023 Compared to Fiscal 2022

The following table sets forth, for fiscal 2023 and fiscal 2022, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 25, 2023	March 26, 2022

	(In thousands)
Net sales	$162,950	$181,342
Cost of sales	94,990	105,122

Gross profit	67,960	76,220
Selling, general and administrative expenses	66,095	65,942
Depreciation and amortization	5,673	5,809

Total operating expenses	71,768	71,751

Operating (loss) income	(3,808)	4,469
Interest and other financing costs	5,581	3,182

(Loss) income before taxes and equity in earnings of joint venture	(9,389)	1,287
Income taxes (benefits)	—	—
Equity in earnings of joint venture, net of taxes of $0.7 million.	1,957	—

Net income (loss), net of tax	$(7,432)	$1,287

Net Sales

	Fiscal Year Ended
	March 25, 2023	March 26, 2022

	(In thousands)
Net sales – Retail	$153,428	$167,819
Net sales – Other	9,522	13,523

Total Net Sales	$162,950	$181,342

Total net sales for fiscal 2023 were $163.0 million compared to $181.3 million in fiscal 2022, which is a decrease of $18.3 million, or 10.1%. Net retail sales were $14.4 million lower than the comparable prior year period, attributable primarily to the exclusion of the sales of RMBG, partially offset by a 2.9% increase in comparable store sales. The net sales increase was influenced by an increase in average sales transaction value, partially offset by a slight decrease in volume. The decrease in Net Sales – Other of $4.0 million is primarily driven by a decrease in sales of approximatively 30% from our e-commerce business driven by a normalization of online traffic and reduction in conversion rates as consumer habits post COVID-19 shifted away from online shopping and toward the in-store experience. Furthermore, we believe the e-commerce business, which in large part caters to low and mid-price point consumers, was impacted by the heightened inflationary pressures on consumers’ discretionary spending. Additionally, the decrease in Net Sales – Other was further driven by a decrease of 41% from our gold exchange business which was largely successful during periods impacted by COVID-19 as customer demand for this service surged temporarily during the pandemic. Furthermore, the decrease in Net Sales – Other also includes a decrease in our wholesale activity.

Gross Profit

	Fiscal Year Ended
	March 25, 2023	March 26, 2022

	(In thousands)
Gross Profit – Retail	$64,031	$69,437
Gross Profit – Other	3,929	6,783

Total Gross Profit	$67,960	$76,220

Gross Margin (Total Gross Profit as a % of Total Net Sales)	41.7%	42.0%

Total gross profit was $68.0 million, or 41.7% of net sales, for fiscal 2023 compared to $76.2 million, or 42.0% of net sales for fiscal 2022. This decrease in gross profit is partially attributable to the exclusion of the gross profit of RMBG as well as by an increase in foreign exchange losses incurred during the period, partially offset by the impact of the 2.9% increase in comparable store sales experienced during fiscal 2023. The decrease of 30 basis points in gross margin percentage was mainly attributable to product sales mix comprised of more third party branded watches and jewelry than Birks branded products as well as by the impact of foreign exchange losses incurred in the period, partially offset by the Company’s adjusted pricing strategy on the Birks branded products, and its strategic focus to reduce sales promotions and discounting. Gross Profit – Retail for fiscal 2023 was $64.0 million, or 41.7% of Net Sales – Retail, compared to $69.4 million, or 42% of Net Sales – Retail for fiscal 2022. Although there was a decrease of $8.3 million in gross profit, gross margin percentage only decreased by 30 basis points driven by the above-mentioned factors. Gross Profit – Other for fiscal 2023 was $3.9 million, or 41.3% of Net Sales – Other compared to $6.8 million, or 50.2% of net sales – Other for fiscal 2022, which is a decrease of $2.9 million driven by the decrease in volume of e-commerce, gold exchange and wholesale sales. The decrease in gross margin of 890 basis points is primarily driven by a change in product sales mix in the e-commerce business (greater sales of third party branded jewelry and timepiece products compared to Birks branded products).

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

Selected Financial Data

The following income statement data and balance sheet data as of March 30, 2024 and March 25, 2023 and for the years ended March 30, 2024, March 25, 2023, and March 26, 2022 have been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The following financial data as of March 26, 2022, March 27, 2021 and March 28, 2020 and for the years ended March 27, 2021 and March 28, 2020 have been derived starting with our audited consolidated financial statements not included in this Annual Report. The EBITDA and Adjusted EBITDA data below are non-GAAP measures. All fiscal years in the table below consisted of 52 weeks except for the period ended March 30, 2024 which consists of 53 weeks. The historical results included below and elsewhere in this Annual Report are not necessarily indicative of our future performance.

The data presented below is only a summary and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, included elsewhere in this Annual Report. You should also read the following summary data in conjunction with Item 5, “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Income Statement Data – from continuing operations:

	Fiscal Year Ended
	March 30, 2024	March 25, 2023	March 26, 2022	March 27, 2021	March 28, 2020

	(In thousands, except per share data)
Net sales	$185,275	$162,950	$181,342	$143,068	$169,420
Cost of sales	111,720	94,990	105,122	86,718	104,943

Gross profit	73,555	67,960	76,220	56,350	64,477
Selling, general and administrative expenses	65,705	66,095	65,942	53,713	65,867
Depreciation and amortization	6,639	5,673	5,809	5,458	4,845
Impairment of long-lived assets (1)	—	—	—	—	309

Total operating expenses	72,344	71,768	71,751	59,171	71,021

Operating (loss) income	1,211	(3,808)	4,469	(2,821)	(6,544)
Interest and other financial costs	8,007	5,581	3,182	3,017	5,683

(Loss) income from continuing operations before income taxes	(6,796)	(9,389)	1,287	(5,838)	(12,227)
Income tax (recovery) expense	—	—	—	—	—

Equity in earnings of joint venture, net of taxes of $0.8 million ($0.7 million in fiscal 2023)	2,165	1,957	—	—	—

Net (loss) income from continuing operations	$(4,631)	$(7,432)	$1,287	$(5,838)	$(12,227)
Discontinued operations:
(Loss) income from discontinued operations, net of tax	—	—	—	—	(552)

Net (loss) income from discontinued operations	$—	$—	$—	$—	$(552)
Net (loss) income attributable to common Shareholders	$(4,631)	$(7,432)	$1,287	$(5,838)	$(12,779)
Net (loss) income per common share, basic	$(0.24)	$(0.40)	$0.07	$(0.32)	$(0.71)
Net (loss) income per common share, diluted	$(0.24)	$(0.40)	$0.07	$(0.32)	$(0.71)
Net (loss) income from continuing operations per common share – basic	$(0.24)	$(0.40)	$0.07	$(0.32)	$(0.68)
Net (loss) income from continuing operations per common share – diluted	$(0.24)	$(0.40)	$0.07	$(0.32)	$(0.68)
Weighted average common shares outstanding	19,058	18,692	18,346	18,005	17,968
Weighted average common shares outstanding – diluted	19,058	18,692	18,794	18,005	17,968
Dividends per share	—	—	—	—	—

Non-GAAP Measures*:

	Fiscal Year Ended
	March 30, 2024	March 25, 2023	March 26, 2022	March 27, 2021	March 28, 2020

			(In thousands)
EBITDA	$10,015	$3,822	$10,278	$2,637	$(1,699)
Adjusted EBITDA	$10,015	$3,822	$10,278	$2,637	$(1,390)

Balance Sheet Data:

	March 30, 2024	March 25, 2023	March 26, 2022	March 27, 2021	March 28, 2020

			(In thousands)
Working capital	$(11,059)	$(8,367)	$1,899	$(2,882)	$(6,275)
Total assets	$203,268	$196,981	$183,261	$201,680	$210,652
Bank indebtedness	$63,372	$57,890	$43,157	$53,387	$58,035
Long-term debt (including current portion)	$26,939	$24,313	$23,500	$26,022	$16,281
Operating lease liability (including current portion)	$66,311	$69,747	$73,720	$73,011	$78,458
Stockholders’ equity (deficiency)	$(5,149)	$(603)	$5,864	$(1,422)	$3,410
Common Stock:
Value	$98,480	$96,774	$95,638	$95,116	$93,368
Shares	19,058	18,692	18,516	18,329	17,971

*	As described in the section Non-GAAP Measures.
(1)	Non-cash impairment of long-lived assets in fiscal 2020 were associated to store leases that had a possibility of early termination.

Significant Transaction in fiscal 2018 and impacting fiscal 2020 results presented above

On August 11, 2017, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Aurum Holdings Ltd., a company incorporated under the laws of England and Wales, which assigned its rights and obligations under the Stock Purchase Agreement to Aurum Group USA, Inc., a Delaware corporation (now known as Watches of Switzerland) (“Aurum”) to sell its wholly-owned subsidiary, Mayors, which operated in Florida and Georgia and was engaged primarily in luxury timepieces and jewelry retail activities. The sale was completed on October 23, 2017 for total consideration of $135.0 million (U.S. $106.8 million) (the “Aurum Transaction”).

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

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), and accordingly provide GAAP financial measures, including net income (loss). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to assist in business decision making and to provide key performance information to senior management. The Company believes that this additional information provided to investors and other external stakeholders will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly titled measures presented by other companies. In addition to our results determined in accordance with U.S. GAAP, we use non-GAAP measures including: “EBITDA”, “adjusted operating expenses”, “adjusted operating loss” and “adjusted EBITDA”.

NET INCOME (LOSS) AND EBITDA

“EBITDA” is defined as net income (loss) before interest expense and other financing costs, income taxes expense (recovery) and depreciation and amortization.

Reconciliation of Total Operating Expenses, Operating Income (Loss) and Net Income (Loss) to Adjusted Operating Expenses, Adjusted Operating Loss, EBITDA and Adjusted EBITDA

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans and impairment losses. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior year and can result in a more meaningful comparison of the Company’s performance between the periods presented. There were no expenses associated with operational restructuring plans and impairment losses in fiscal 2024 and fiscal 2023.The table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures calculated with GAAP.

Total Adjusted Operating Expenses

	For the fiscal year ended
($000’s)	March 30, 2024	March 25, 2023	March 26, 2022	March 27, 2021	March 28, 2020
Total operating expenses (GAAP measure)	$72,344	$71,768	$71,751	$59,171	$71,021
as a % of net sales	39.0%	44.0%	39.6%	41.4%	41.9%
Remove the impact of:
Impairment of long-lived assets (a)	—	—	—	—	—

Total adjusted operating expenses as a % of net sales	39.0%	44.0%	39.6%	41.4%	41.7%

Adjusted operating income (loss)

	For the fiscal year ended
($000’s)	March 30, 2024	March 25, 2023	March 26, 2022	March 27, 2021	March 28, 2020
Operating income (loss) (GAAP measure)	$1,211	$(3,808)	$4,469	$(2,821)	$(6,544)
as a % of net sales	0.7%	-2.3%	2.5%	-2.0%	-3.9%
Add the impact of:
Impairment of long-lived assets (a)	—	—	—	—	309

Adjusted operating income (loss) (non-GAAP measure)	$1,211	$(3,808)	$4,469	$(2,821)	$(6,235)

as a % of net sales	0.7%	-2.3%	2.5%	-2.0%	-3.7%

EBITDA & Adjusted EBITDA

	For the fiscal year ended
($000’s)	March 30, 2024	March 25, 2023	March 26, 2022	March 27, 2021	March 28, 2020
Net income (loss) from continuing operations (GAAP measure)	$(4,631)	$(7,432)	$1,287	$(5,838)	$(12,227)
as a % of net sales	-2.5%	-4.6%	0.7%	-4.1%	-7.2%
Add the impact of:
Interest expense and other financing costs	8,007	5,581	3,182	3,017	5,683
Income taxes expense (recovery)	—	—	—	—	—
Depreciation and amortization	6,639	5,673	5,809	5,458	4,845

EBITDA (non-GAAP measure)	$10,015	$3,822	$10,278	$2,637	$(1,699)

as a % of net sales	5.4%	2.3%	5.7%	1.8%	-1.0%
Add the impact of:
Impairment of long-lived assets (a)	—	—	—	—	309

Adjusted EBITDA (non-GAAP measure)	$10,015	$3,822	$10,278	$2,637	$(1,390)

as a % of net sales	5.4%	2.3%	5.7%	1.8%	-0.8%

(a)	Non-cash impairment of long-lived assets in fiscal 2020 related to leasehold improvements that are associated to store leases that have a possibility of early lease termination.

Liquidity and Capital Resources

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under the Company’s Amended Credit Facility. As of March 30, 2024, bank indebtedness consisted solely of amounts owing under the Company’s Amended Credit Facility, which had an outstanding balance of $63.4 million ($63.7 million net of $0.3 million of deferred financing costs) on its maximum $85.0 million credit facility, which is used to finance working capital and capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The sole financial covenant which the Company is required to adhere to under both its Amended Credit Facility and its Amended Term Loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Amended Credit Facility and Amended Term Loan, that could result in the outstanding balances borrowed under the Company’s Amended Credit Facility and Amended Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s Amended Credit Facility and Amended Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both the Amended Credit Facility and Amended Term Loan. The Company met its excess availability requirements throughout fiscal 2024. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of this Form 20-F.

On October 23, 2017, the Company entered into a credit facility with Wells Fargo Canada Corporation for a maximum amount of $85.0 million and maturing in October 2022. On December 24, 2021, the Company entered into the Amended Credit Facility with Wells Fargo Canada Corporation. The Amended Credit Facility extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Credit Facility, also provides the Company with an option to increase the total commitments thereunder by up to $5.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Amended Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5% - 2.0% depending on the Company’s excess availability levels. Under the Amended Credit Facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout fiscal 2024.

On June 26, 2024, the Company entered into an amendment to the Amended Credit Facility with Wells Fargo Capital Finance Corporation Canada. The amendment replaces the interest rate of CDOR plus a spread ranging from 1.5% - 2% depending on the Company’s excess availability levels for the interest rate of CORRA plus a CORRA adjustment ranging from 0.30% to 0.32% and a spread ranging from 1.5% - 2% depending on the Company’s excess availability levels. The adjustment is effective on June 26, 2024.

On June 29, 2018, the Company secured a $12.5 million term loan maturing in October 2022 with SLR . On December 24, 2021, the Company entered into the Amended Term Loan with SLR. The Amended Term Loan extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of CDOR plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants. Under the Amended Term Loan, the Company is required to adhere to the same financial covenant as under the Amended Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Amended Term Loan includes availability blocks at all times of not less than the greater of $8.5 million and 10% of the borrowing base, including additional seasonal availability blocks imposed from December 20th to January 20th of each year of $5.0 million and from January 21st to January 31st of each year of $2.0 million. The Term Loan is required to be repaid upon maturity.

On June 26 2024, the Company entered into an amendment to the Amended Term Loan with SLR. The amendment replaces the interest rate of CDOR plus 7.75% (or CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants) for the interest rate of CORRA plus a CORRA adjustment of 0.32% and 7.75% (or CORRA plus a CORRA adjustment of 0.32% plus 7.00% or CORRA plus a CORRA adjustment of 0.32% plus 6.75% depending on the Company complying with certain financial covenants). The adjustment is effective on June 26, 2024.

The Company’s borrowing capacity under both the Amended Credit Facility and the Amended Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its lenders, and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

The Company’s Amended Credit Facility and its Amended Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its Amended Credit Facility and its Amended Term Loan. In the event that excess availability falls below $8.5 million for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Company’s Amended Credit Facility and its Amended Term Loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s Amended Credit Facility and its Amended Term Loan to become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

The Amended Credit Facility and Amended Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or ii) maintain excess availability of at least 25% of the borrowing base and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Amended Credit Facility and Amended Term Loan provide that no financial covenants are required to be met other than already described.

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

Borrowings under our Amended Credit Facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 30, 2024	March 25, 2023

	(In thousands)
Credit facility availability	$76,741	$70,758
Amount borrowed at year end	$63,372	$57,890

Excess borrowing capacity at year end (before minimum threshold)	$13,369	$12,868

Average outstanding balance during the year	$61,507	$50,349
Average excess borrowing capacity during the year	$13,484	$14,864
Maximum borrowing outstanding during the year	$69,051	$59,367
Minimum excess borrowing capacity during the year	$10,048	$9,466
Weighted average interest rate for the year	7.8%	5.7%

Investissement Québec

On August 24, 2021, the Company entered into a new 10-year loan agreement with Investissement Québec, the sovereign fund of the province of Québec, for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of March 30, 2024, the Company has $4.2 million outstanding on the loan. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 at the end of the Company’s fiscal year. During fiscal 2024, the Company received a tolerance letter from Investissement Québec that allowed the Company, as at March 30, 2024 to tolerate a working capital ratio of 0.97. On March 30, 2024, the working capital ratio was 0.96. On July 3, 2024, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 30, 2024. Furthermore, on July 12, 2024, the Company received a tolerance letter from Investissement Québec that allows the Company, as at March 29, 2025, to tolerate a working capital ratio of 0.90.

On July 8, 2020, the Company secured a new six-year term loan with Investissement Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $4.9 million is outstanding at March 30, 2024. On January 4, 2023, the Company received a loan forgiveness in the amount of $0.2 million that is being recognized over the term of the loan. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. During fiscal 2024, the Company received a tolerance letter from Investissement Québec that allowed the Company, as at March 30, 2024 to tolerate a working capital ratio of 0.97. On March 30, 2024, the working capital ratio was 0.96. On July 3, 2024, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 30, 2024. Furthermore, on July 12, 2024, the Company received a tolerance letter from Investissement Québec that allows the Company, as at March 29, 2025, to tolerate a working capital ratio of 0.90.

Other Financing

As of March 30, 2024, the Company had a balance of $2.0 million (U.S. $1.5 million) outstanding from an original $6.7 million (U.S. $5.0 million) cash advance from one of our controlling shareholders, Montel. This advance is payable upon demand by Montel once conditions stipulated in our Amended Credit Facility permit such a payment. The conditions that are required to be met are the same as those that are required to be met for the Company to pay dividends (outlined in above section). This advance bears an annual interest rate of 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%.

On July 14, 2023, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for store construction and renovation. The maximum borrowing amount under this facility is U.S $3.6 million (Cdn $4.7 million). The capital lease financing bears interest at 16% and is repayable over 24 months. During fiscal 2024, the Company borrowed approximately U.S. $2.4 million (Cdn $3.3 million) against this facility. As of March 30, 2024, the Company has U.S. $1.8 million (Cdn $2.4 million) outstanding under this facility.

On February 1, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the construction of a new store. The maximum borrowing amount under this facility is U.S. $2.5 million (Cdn $3.4 million). During fiscal 2024, the Company has drawn U.S. $0.6 million (Cdn. $0.8 million). Payments will commence upon project completion, which is expected to occur during fiscal 2025. The amounts drawn are interest bearing at approximately 16% annually.

On February 1, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance. Inc relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the partial renovation of a store. The maximum borrowing amount under this facility is U.S. $0.5 million (Cdn $0.7 million) and the balance as of March 30, 2024 is nil. The payments are interest bearing at approximately 10% annually and commence upon project completion.

On June 3, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance. Inc relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the partial renovation of a store. The maximum borrowing amount under this facility is U.S. $0.6 million (Cdn $0.8 million) and the balance as of March 30, 2024 is nil. The payments are interest bearing at approximately 10% annually and commence upon project completion.

On March 26, 2020, the Company secured a 6-year term loan with Business Development Bank of Canada (BDC), as amended, for an amount of $0.4 million to be used specifically to finance the renovations of the Company’s Brinkhaus store location in Calgary, Alberta. As of March 30, 2024, the Company has $0.2 million outstanding on the loan. The loan bears interest at a rate of 8.3% per annum and is repayable in 72 monthly payments from June 26, 2021, the date of the drawdown.

Cash Flows from Operating, Investing and Financing Activities

The following table summarizes cash flows from operating, investing and financing activities:

(in thousands)	Fiscal 2024	Fiscal 2023	Fiscal 2022
Net cash provided by (used in):
Operating activities	$(170)	$(6,925)	$18,648
Investing activities	(7,235)	(9,414)	(5,811)
Financing activities	7,926	15,588	(12,631)

Net increase (decrease) in cash and cash equivalents	$521	$(751)	$206

Net cash used in operating activities was $0.2 million in fiscal 2024 as compared to net cash used in operating activities in fiscal 2023 of $6.9 million. The $6.7 million increase in cash flows from operating activities was primarily the result of (i) a $2.8 million decrease in net loss in fiscal 2024 versus fiscal 2023, and (ii) a decrease of $3.5 million in net cash used by changes in working capital, of which year over year changes included an inventory increase of $10.7 million in fiscal 2024 compared to an increase of $9.5 million in fiscal 2023 (reduced cash from operations by $1.3 million) driven by lower turnover and higher purchases of inventory when compared to fiscal 2023, a decrease in accounts receivable of $4.2 million in fiscal 2024 compared to an increase in accounts receivable of $0.3 million in fiscal 2023 (increased cash from operations of $4.4 million) driven by shorter-term credit plans offered to clients compared to fiscal 2023, an increase in accounts payable of $5.5 million in fiscal 2024 compared to an increase of $9.0 million in fiscal 2023 (increase cash from operations by $3.5 million) driven in part by the increase in inventory, an increase in Other long-term liabilities of $2.3 million in fiscal 2024 compared to a decrease of $0.03 million in fiscal 2023 (increased cash from operations of $2.3 million) driven by an increase of supplier financing agreements, and offset by a decrease in accrued liabilities of $0.8 million in fiscal 2024 compared to an increase of $1.7 million in fiscal 2023 (increase cash from operations of $0.9 million) driven by repayments of rent deferrals.

Net cash used in operating activities was $6.9 million in fiscal 2023 as compared to net cash provided by operating activities in fiscal 2022 of $18.6 million. The $25.6 million decrease in cash flows from operating activities was primarily the result of (i) a $8.7 million decrease in net income in fiscal 2023 versus fiscal 2022, and (ii) an increase of $15.3 million in net cash used by changes in working capital, of which year over year changes included an inventory increase of $9.5 million in fiscal 2023 compared to a decrease of $18.9 million in fiscal 2022 (reduced cash from operations by $28.3 million) driven by lower turnover and higher purchases of inventory when compared to fiscal 2022, an increase in accounts receivable of $0.3 million in fiscal 2023 compared to an increase in accounts receivable of $0.5 million in fiscal 2022 (decreased cash from operations of $0.8 million) driven by lower sales compared to fiscal 2022, an increase in accounts payable of $9.0 million in fiscal 2023 compared to a decrease of $9.7 million in fiscal 2022 (increased cash from operations by $18.7 million) driven in part by a buildup of inventory as required by the exhibition programs set up by certain brands, partially offset by an accrued liabilities decrease of $1.8 million in fiscal 2023 compared to an increase of $1.9 million in fiscal 2022 (decreased cash from operations of $3.7 million) driven by repayments of rent deferrals.

During fiscal 2024, net cash used in investing activities was $7.2 million compared to $9.4 million used during fiscal 2024. The $2.2 million decrease in net cash used in investing activities was primarily attributable to a decrease in capital expenditures in fiscal 2024 compared to fiscal 2023.

During fiscal 2023, net cash used in investing activities was $9.4 million compared to $5.8 million used during fiscal 2022. The $3.6 million increase in net cash used in investing activities was primarily attributable to an increase in capital expenditures in fiscal 2023 compared to fiscal 2022.

Net cash provided by financing activities was $7.9 million in fiscal 2024, as compared to net cash provided by financing activities of $15.6 million during fiscal 2023. The $7.7 million decrease in cash flows from financing activities was primarily due to a $5.4 million increase in bank indebtedness in fiscal 2024 compared to a $14.6 million increase in bank indebtedness in fiscal 2023, an increase in long-term debt of $1.6 million in fiscal 2024 compared to an increase of $2.8 million in fiscal 2023 and an increase in Obligations under capital leases of $4.2 million in fiscal 2024 compared to nil in fiscal 2023, offset by an increase in repayment of Obligations under capital leases of $1.1 million in fiscal 2024 compared to $0.1 million in fiscal 2023. Debt increased in fiscal 2024 versus fiscal 2023 to finance ongoing capital projects such as store renovations and costs related to the digital transformation of the Company, as well as to support the working capital needs.

Net cash provided by financing activities was $15.6 million in fiscal 2023, as compared to net cash used by financing activities of $12.6 million during fiscal 2022. The $28.2 million increase in cash flows from financing activities was primarily due to $14.6 million increase in bank indebtedness in fiscal 2023 compared to a $10.0 million decrease in bank indebtedness in fiscal 2022, lower debt repayments of $2.1 million versus $2.8 million in fiscal 2022, an increase in long-term debt of $2.7 million in fiscal 2023 compared to an increase of $0.4 million in fiscal 2022, and cash inflows associated with exercised stock options and warrants of $0.4 million versus $0.3 million in fiscal 2022. Debt increased in fiscal 2023 versus fiscal 2022 to finance ongoing capital projects such as store renovations and costs related to the digital transformation of the Company.

The following table details capital expenditures in fiscal 2024, 2023, and 2022:

	Fiscal Year Ended
	March 30, 2024	March 25, 2023	March 26, 2022
		(In thousands)
Leasehold improvements	$3,883	$3,772	$2,451
Electronic equipment, computer hardware and software	1,120	2,919	1,482
Furniture and fixtures and equipment	1,279	2,019	351
Intangible assets (1)	953	1,921	1,150

Total capital expenditures (2)	$7,235	$10,631	$5,434

(1)	Relates to the new e-commerce platform system as well as the ERP system totaling $0.9 million in fiscal 2024, $1.9 million in fiscal 2023 and $1.2 million in fiscal 2022.
(2)

Includes capital expenditures financed by finance leases of $4.2 million in fiscal 2024, nil in fiscal 2023, and nil in fiscal 2022 as well as capital expenditures included in accounts payable and accrued liabilities of $1.5 million as of March 30, 2024, $2.3 million as of March 25, 2023, and $1.0 million as of March 26, 2022.

In the last three fiscal years, we invested a total of approximately $23.3 million in capital expenditures primarily associated with the remodeling of our existing store network. In 2024, we launched the construction of a new store in Montreal (opening in August 2024) and we completed the remodeling of our Laval store and one of our Calgary stores that began in fiscal 2023. During fiscal 2023, we also completed the partial renovation of our Vancouver flagship store and two other stores in Calgary were renovated in fiscal 2022. In the last three years, we also continued to improve our ERP system and invested in a new e-commerce platform.

In fiscal 2025, the Company expects to spend up to $7.4 million in capital expenditures, primarily related to the completion of the construction of a new store in Montreal, store remodels, as well as on improvements to our e-commerce platform. Of the $7.4 million, approximately $4.0 million has been committed. We expect to finance these capital expenditures from operating cash flows, and existing financing arrangements including tenant allowances from our landlords and lease financing. The Company continues to be actively engaged in identifying alternative sources of financing that may include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from governmental sources.

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

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of March 30, 2024 and the periods in which payments are due:

	Payments due by Period
	Total	Less Than 1 Year	2-3 Years	4-5 Years	More than 5 Years

			(In thousands)
Contractual Obligations
Debt maturities(1)	$90,622	$4,353	$79,918	$1,595	$4,756
Finance lease obligations	70	54	16	—	—
Other long-term liabilities(2)	4,841	2,287	2,329	66	159
Interest on long-term debt(3)	5,795	2,194	2,713	619	269
Operating lease obligations(4)	109,091	13,189	26,643	23,187	46,072

Total	$210,419	$22,077	$111,619	$25,467	$51,256

The Company has commitments to maintain the appearance of stores and has planned for capital expenditures in fiscal 2025 and beyond but has no minimum commitment for these planned projects.

(1)	Includes bank indebtedness in the 2-3 years category to reflect the current expiration date of the Amended Credit Facility.
(2)	The amount of less than one year is recorded within accrued liabilities and accounts payable.
(3)

Excludes interest payments on amounts outstanding under our Amended Credit Facility as the outstanding amounts fluctuate based on our working capital needs. Interest charges associated to Amended Credit Facility, net of deferred financing costs, were $4.7 million in fiscal 2024, $4.8 million in fiscal 2023, and $3.2 million in fiscal 2022. Interest expense on other variable rate long-term debt was calculated assuming the rates in effect at March 30, 2024. Interest charges associated to long-term debt, net of deferred financing costs, were $2.3 million in fiscal 2024, $4.6 million in fiscal 2023, and $1.8 million in fiscal 2022.

(4)

The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which we are obligated. CAM charges were $2.4 million in fiscal 2024, $2.2 million in fiscal 2023, and $2.2 million in fiscal 2022.

In addition to the above and as of March 30, 2024, we had $0.2 million of outstanding letters of credit.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

During fiscal 2024, we were faced with several challenges impacting our results, including the temporary impact on sales of store closures during renovations at three key stores in fiscal 2023. These stores gradually reopened during the first quarter of fiscal 2024 and were fully operational during the second quarter of fiscal 2024. During fiscal 2024, we were also impacted by the partial renovations at two stores. Although these two stores remained opened during partial renovations, store traffic, customer experience and sales were negatively affected. We also believe that heightened inflationary pressure on consumers’ discretionary spending, particularly on the Company’s product assortments at lower and mid-price points, and the continuous impact of the increased cost of borrowing in fiscal 2024 affected our results. During fiscal 2023, we were also faced with similar challenges impacting our results, including the temporary effect on sales of store closures during renovations at those three key stores and, we believe the impact of heightened inflationary pressure on consumers’ discretionary spending, particularly on the Company’s product assortments at lower and mid-price points, and the impact of the increased cost of borrowing in fiscal 2023. We were still able to benefit from the positive impacts of the major renovations made to our flagship locations in Montreal, Toronto and Vancouver in prior years, on customer experience, customer acquisition and retention, and on sales during the fiscal year. We also benefited from our improved assortment of third party branded watches across our retail network and e-commerce channel. Increased competition for space in Canada continued to put pressure on occupancy costs and space retention for key locations. During fiscal 2024 and fiscal 2023, we completed the remodeling and renovations of stores in Vancouver, Calgary and Laval, Quebec.

We continue to successfully pursue our strategy to develop the Birks product brand, and in fiscal 2024, we launched several new collections under the Birks brand. In addition, we continued to pursue our strategies to enhance our customers’ in-store experience which includes the remodeling of our retail network with the goal of providing our clients with an engaging buying experience.

Our gross profit margin decreased in fiscal 2024 driven primarily by a slight shift in product sales mix favoring third party branded watches and jewelry. Going forward, we believe that our gross profit margin will stabilize and begin to increase as we continue to promote the development of the Birks product brand which we expect will provide us with higher gross profit margins. Furthermore, we also intend to continue to execute our merchandising strategy to expand gross margins by developing and marketing exclusive and unique third-party branded products with higher margins.

Our SG&A expenses as a percentage of sales decreased to 35.5% in fiscal 2024 from 40.6% in fiscal 2023. The main drivers of the decrease in SG&A expenses in fiscal 2024 include lower marketing costs ($1.3 million) and lower non-cash stock based compensation expense ($2.0 million) due to the fluctuations in the Company’s stock price during the fiscal year, offset by higher compensation costs ($1.5 million) primarily due to longer store opening hours compared to fiscal 2023, higher credit card costs ($1.1 million) due to higher cost on private label credit cards and proprietary credit cards, higher occupancy costs ($0.4 million) and higher general operating costs and variable costs ($0.3 million). As a percentage of sales, SG&A expenses in fiscal 2024 decreased by 510 basis points as compared to fiscal 2023. We intend to continue to look for cost containment initiatives and saving opportunities when feasible.

In the past, we have also decreased the number of stores we operate through the closure of underperforming stores. Going forward we plan to continue to evaluate the productivity of our existing stores and close unproductive stores. In addition, we plan to continue to review opportunities to open new stores in new prime retail locations when the right opportunities exist. Moreover, we plan to continue to invest in our website and e-commerce platform to bolster our online distribution channel which represents an area of focus for us going forward.

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

The Company determines its lease payments based on predetermined rent escalations, rent-free periods and other incentives. The Company recognizes rent expense on a straight-line basis over the related terms of such leases, including any rent-free period and beginning from when the Company takes possession of the leased facility. Variable operating lease expenses, including contingent rent based on a percentage of sales, CAM charges, rent related taxes, mall advertising and adjustments to consumer price indices, are recorded in the period such amounts and adjustments are determined. Lease terms occasionally include renewal options for additional periods of up to 6 years. The Company uses judgment when assessing the renewal options in the leases and assesses whether or not it is reasonably certain to exercise these renewal options if they are within the control of the Company. Any renewal options not reasonably certain to be exercised are excluded from the lease term. There is generally no readily determinable discount rate implicit in the Company’s leases. Accordingly, the Company uses its incremental borrowing rate for a term that corresponds to the applicable lease term in order to measure its lease liabilities and has elected to use such rates based on lease terms remaining as of March 30, 2024 and any new leases entered into thereafter.

The amounts of the Company’s operating lease right-of-use (“ROU”) asset and current operating lease liabilities are presented separately on the Consolidated Balance Sheet as of March 30, 2024. Most of the Company’s leases are operating leases as of March 30, 2024. The Company records lease expenses within selling, general and administrative expenses. The Company monitors for events or changes in circumstances that require a reassessment of one of its leases. ROU assets, as part of the group of assets, are periodically reviewed for impairment.

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

The Company funds its operations primarily through committed financing under its Amended Credit Facility and Amended Term Loan described in Note 6 of our consolidated financial statements included elsewhere in this 20-F. The Amended Credit Facility along with the Amended Term Loan are used to finance working capital, finance capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations, obtain favorable payment terms from suppliers, as well as to maintain specified excess availability levels under its Amended Credit Facility and its Amended Term Loan. The sole financial covenant which the Company is required to adhere to under both its Amended Credit Facility and its Amended Term Loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Amended Credit Facility and under the Amended Term Loan, that could result in the outstanding balances borrowed under the Company’s Amended Credit Facility and Amended Term Loan becoming due immediately, which would result in cross defaults on the Company’s other borrowings. The Company met its excess availability requirement as of and throughout the year ended March 30, 2024 and as of the date the financial statements were authorized for issuance, and expects to have excess availability of at least $8.5 million for at least the next twelve months.

The term loans with Investissement Québec requires the Company to maintain on an annual basis a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. The working capital ratio of 1.01 may be lower in any given year if a tolerance letter accepting a lower working capital ratio is received from Investissement Québec. During fiscal 2024, the Company received a tolerance letter from Investissement Québec that allowed the Company, as at March 30, 2024 to tolerate a working capital ratio of 0.97. As at March 30, 2024 the Company had a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of 0.96. On July 3, 2024, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 30, 2024. Refer to Note 1 to the consolidated financial statements for additional information. Furthermore, on July 12, 2024, the Company received a tolerance letter from Investissement Québec that allows the Company, as at March 29, 2025, to tolerate a working capital ratio of 0.90.

Reserves for slow-moving finished goods inventories

We reserve inventory for estimated slow-moving finished goods inventory equal to the difference between the cost of inventory and net realizable value, which is based on assumptions about future demand and market conditions. The allowance for slow-moving finished goods inventory is equal to the difference between the cost of inventories and the estimated selling prices. There is estimation uncertainty in relation to the identification of slow-moving finished goods inventories which are based on certain criteria established by the Company’s management. The criteria includes consideration of operational decisions by management to discontinue ordering the inventory based on sales trends, market conditions, and the aging of inventories. Estimation uncertainty also exists in determining the expected selling prices and associated gross margins through normal sales channels based on assumptions about future demand and market conditions for those slow-moving inventories.

Recent Accounting Pronouncements

See Note 2 (s) to the consolidated financial statements included in this Form 20-F.

Safe Harbor

See section entitled “Forward-Looking Information” at the beginning of this Annual Report on Form 20-F.

Item 6.	Directors, Senior Management and Employees

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our executive officers and directors, and their respective ages and positions as of May 31, 2024. During fiscal 2024, the Company had four executive officers.

Name	Age	Position
Niccolò Rossi di Montelera	51	Executive Chairman of the Board & Director
Jean-Christophe Bédos	59	President, Chief Executive Officer & Director
Davide Barberis Canonico	58	Director
Maria Eugenia Girón	60	Director
Emilio B. Imbriglio	64	Director
Louis-Philippe Maurice	42	Director
Deborah Shannon Trudeau	68	Director
Joseph F.X. Zahra	68	Director
Katia Fontana	54	Vice President and Chief Financial Officer
Maryame El Bouwab	46	Vice President Merchandising, Planning and Supply Chain
Miranda Melfi	60	Vice President, Human Resources, Chief Legal Officer & Corporate Secretary

Directors

Niccolò Rossi di Montelera, age 51, was elected to the Company’s Board of Directors on September 23, 2010 and served as Vice-Chairman of the Company’s Board of Directors from June 2015 until being appointed Executive Chairman of the Board effective January 1, 2017. Mr. Rossi di Montelera’s term as a director of Birks Group expires in 2024. Mr. Rossi di Montelera was a consultant for Gestofi from August 2009 until December 31, 2016 and provided consulting services to the Company in the areas of new product and brand development in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002 he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of Directors of Montrovest until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, who was the Company’s Chairman of the Board until December 31, 2016, and is the brother-in-law of Mr. Carlo Coda-Nunziante who was the Company’s Vice President, Strategy until March 31, 2018.

Jean-Christophe Bédos, age 59, was appointed to the Company’s Board of Directors on April 19, 2012. He was the Company’s Chief Operating Officer from January 2012 to March 2012 and became the Company’s President and Chief Executive Officer on April 1, 2012. He became a director of Birks Group on April 19, 2012 and his term as a director expires in 2024. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweler Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewelry industry at Cartier in 1988. He also serves as a director and Vice-Chairman of the Board of The Montreal General Hospital Foundation.

Davide Barberis Canonico, age 58, was elected to the Company’s Board of Directors on September 12, 2013. Mr. Canonico’s term as a director of Birks Group expires in 2024. From January 1, 2016 until April 2018, Mr. Canonico was also the Chief Executive Officer of Autofil Yarn Ltd., a company in the textile industry supplying yarn to the automotive industry with manufacturing facilities in the United Kingdom and Bulgaria and was the Group Strategy Director from June 2015 to December 2015. From 1998 to March 2016, he was President and Chief Executive Officer of Manifattura di Ponzone S.p.A., an Italian family-owned company in the textile industry. From 2001 to 2015, he was also a member of the board of Sinterama S.p.A., a company in the textile industry with manufacturing facilities worldwide. He was a member of the Supervisory Board of Montrovest B.V. until April 2018. He also serves as a director of a number of other corporate boards.

Maria Eugenia Girón, age 60, was elected to the Company’s Board of Directors on September 14, 2023. Ms. Girón’s term as a director of Birks Group expires in 2024. She is a corporate director. She serves as director of several private and publicly-listed companies operating in the following industries: asset management, automotive, confectionery and footwear. Since 2018, she is European Innovation Council Expert and Jury Member of the Executive Agency for Small and Medium-size Enterprises of the European Commission. She was the Founder and Executive Director of IE Premium & Prestige Business Observatory (IE Business School), a centre that conducts applied research on luxury and premium consumption, from 2010 to 2019, and an advisor and partner of Silvercloud, an investment vehicle of Marwyn Management Partners investing in companies in the premium and luxury industry from 2010 to 2013. From 1997 to 2006, Ms. Girón was the Chief Executive Officer of Carrera Y Carrera, a Spanish high-end jewellery brand and from 1992 to 1997, she held several senior management positions with Loewe, a luxury goods company. She is also a director of a number of non-profit organizations including IC-A, Instituto de Consejeros y Administradores (the Spanish association of independent directors dedicated to the creation and dissemination of good corporate governance practices), Royal Tapestry Manufacturing and IE University.

Emilio B. Imbriglio, age 64, was elected to the Company’s Board of Directors on September 22, 2022. Mr. Imbriglio’s term as a director of Birks Group expires in 2024. He is a corporate director. Mr. Imbriglio has been a Chartered Professional Accountant since 1982. From 2002 to 2013, Mr. Imbriglio lead Raymond Chabot Grant Thornton LLP’s (“RCGT”) corporate finance unit which included M&A, financing, business valuation and public-private partnerships. He was also the Chair of the Board of RCGT from 2011 to 2013. In 2013, Mr. Imbriglio was named President and Chief Executive Officer of RCGT and served in that capacity until he retired in 2021. Mr. Imbriglio also has been and currently is a director of a number of other private companies, non-profit organizations as well as public company corporate boards.

Louis-Philippe Maurice, age 42, was elected to the Company’s Board of Directors on September 14, 2023. Mr. Maurice’s term as a director of Birks Group expires in 2024. Since 2011, he has been the CEO & Co-founder and a member of the board of directors of Busbud Inc., a global mobility and travel group offering a leading platform for booking bus, train and ridesharing tickets in over 80 countries worldwide, since 2011. He is an entrepreneur with over 20 years of experience leading technology start-ups and developing innovative e-commerce & consumer web products on a global scale. From 2007 to 2009, he worked in Silicon Valley at Yahoo and LinkedIn in product management, marketing and business development. From 2017 until 2023, Mr. Maurice was a member of the board directors of Raymond Chabot Grant Thornton LLP, a leading professional services firm in Canada in the areas of assurance, tax, advisory services and business recovery and reorganization.

Deborah Shannon Trudeau, age 68, was elected to the Company’s Board of Directors on September 22, 2022. Ms. Trudeau’s term as a director of Birks Group expires in 2024. She is a corporate director. Since 1987, she has been a member of the Advisory Board of Trudeau Corporation, a Canadian family-owned company founded in 1889 that distributes high-end European crystal and glassware products and is a global leader in the design, creation, marketing and distribution of its own Trudeau-branded lifestyle kitchenware and tableware products. From 1987 until 2018, Ms. Trudeau was Senior Vice-President, International Business and Licensing of Trudeau Corporation overseeing its growth and market expansion. In addition, from 2017 to 2023, Ms. Trudeau has been Vice-Chair of the Board of Royal Canadian Mint, a for-profit crown corporation and a producer of circulation coins for Canada and other countries and of numismatic coins and gold and silver bullion. She has been and currently is a director of a number of other private companies, non-profit organizations as well as public company corporate boards including Crescita Therapeutics Inc.

Joseph F.X. Zahra, age 68, was appointed to the Company’s Board of Directors on November 9, 2016. Mr. Zahra’s term as a director of Birks Group expires in 2024. Mr. Zahra is a founding partner and director of SurgeAdvisory Limited, an advisory firm which focuses on strategy and transformation management, succession planning and boardroom coaching operating in Malta, since January 1, 2017. Prior thereto, he was a founding partner and managing director of MISCO, an independent consulting group operating in Malta, Cyprus and Italy from 1983 to 2016. Mr. Zahra also serves as director of several private, publicly-listed and regulated companies operating in the following industries: financial services (insurance and investment services), oil services, transportation, retail and hospitality. Mr. Zahra is also chairman of the board of directors of Vodafone Holdings and chairman of the audit committee of CPHCL Ltd., and member of the audit committee of United Finance plc and of Vodafone Insurance Ltd. He also serves as chairman of the investment committee of Pendergardens Developments plc and is a member of the investment committee of Chasophie Group Limited and the underwriting committee of Vodafone Insurance Ltd. Mr. Zahra was director of the Central Bank of Malta from 1992 to 1996 and served as executive chairman of Bank of Valletta Plc from 1998 to 2004, Maltacom Plc in 2003 and Middlesea Insurance Plc from 2010 to 2012. Mr. Zahra was appointed as one of the five international auditors at the Prefettura per gli Affari Economici of the Holy See from 2010 to 2014 and was the president of the economic and administrative reform commission (COSEA) from 2013 to 2014 as well as Vice Coordinator of the Council for the Economy of the Holy See from 2014 to 2020.

Other Executive Officers

Katia Fontana, age 54, is our Vice President, Chief Financial Officer and has been with Birks Group since January 13, 2020. Prior to joining us, she was Chief Financial Officer at Avenir Global, a holding company for communications and public relations firms. Prior thereto, she was with Groupe Dynamite Inc., an apparel retailer, from 2004 to 2018 in various positions, including Chief Financial Officer, Vice President, Finance and Administration and Director, Finance. From 1993 to 2004, Ms. Fontana was with Deloitte in its audit and assurance practice.

Maryame El Bouwab, age 46, is our Vice President, Merchandising, Planning and Supply Chain. She has been with the Company since March 2013. Prior to her current position, she was the Company’s Vice President, Planning and Supply Chain from June 1, 2018 to September 30, 2018 and Vice President, Merchandise Planning from February 1, 2017 to May 31, 2018. From March 2013 to February 2017, she was the Company’s Director of Merchandise Planning. Prior to joining the Company, Ms. El Bouwab was, from 2005 to 2012, with Mexx Canada and Lucky Brand Jeans and held the position of Merchandising and Planning Manager.

Miranda Melfi, age 60, is our Vice President, Human Resources, Chief Legal Officer and Corporate Secretary and has been with Birks Group since April 2006. Prior to her current position, she was our Vice President, Legal Affairs and Corporate Secretary from April 2006 to September 2018. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella- Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

COMPENSATION OF DIRECTORS AND OFFICERS

Director Compensation

Until September 30, 2022, each director who was not an employee of the Company was entitled to receive an annual fee of U.S. $25,000 (approximately $33,700 in Canadian dollars) for serving on our Board of Directors, U.S. $1,500 (approximately $2,000 in Canadian dollars) for each Board meeting attended in person or by video conference and U.S. $750 (approximately $1,000 in Canadian dollars) for each Board meeting lasting over one (1) hour attended by phone or by video conference. The chairperson of each of the audit and corporate governance committee, and the compensation and nominating committee received an additional annual fee of U.S. $10,000 and U.S. $8,000 (approximately $13,500 and $10,800 in Canadian dollars) respectively. The members of the audit and corporate governance committee, and the compensation and nominating committee received an additional annual fee of U.S. $5,000, and U.S. $4,000 (approximately $6,700 and $5,400 in Canadian dollars), respectively, and the independent member of the executive committee received an additional annual fee of U.S. $4,000 (approximately $5,400 in Canadian dollars). The chairperson and any other members of any special independent committee of directors that may be established from time to time is entitled to receive compensation as may be determined by the Board of Directors for his or her service on such committee.

Since October 1, 2022, each director who is not an employee of the Company is entitled to receive an annual fee of US$45,000 (approximately $60,600 in Canadian dollars) for serving on the Company’s Board of Directors. The chairperson of each of the audit and corporate governance committee, and the compensation and nominating committee received an additional annual fee of US$15,000 and US$12,000 (approximately $20,200 and $16,200 in Canadian dollars) respectively. The members of the audit and corporate governance committee, and the compensation and nominating committee received an additional annual fee of US$8,000 and US$6,000 (approximately $10,800 and $8,100 in Canadian dollars), respectively, and the independent member of the executive committee received an additional annual fee of US$4,000 (approximately $5,400 in Canadian dollars). The chairperson and any other members of any special independent committee of directors that may be established from time to time is entitled to receive compensation as may be determined by the Board of Directors for his or her service on such committee.

Since September 2018 and every September thereafter until September 2022, each director who is not an employee of the Company is entitled to receive deferred stock units equal to a value of U.S. $25,000 (approximately $33,700 in Canadian dollars). All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

From and including September 2023 and every September thereafter, each director who is not an employee of the Company is entitled to receive deferred stock units equal to a value of US$45,000 (approximately $60,600 in Canadian dollars).

On November 15, 2016, the Company’s Board of Directors approved annual payments of €200,000 (approximately $310,000 in Canadian dollars) and €50,000 (approximately $78,000 in Canadian dollars) to Mr. Niccolò Rossi di Montelera for his role as Executive Chairman of the Board and Chairman of the Executive Committee, respectively, effective January 1, 2017.

Executive Compensation

We are a “foreign private issuer” under U.S. securities laws and not a reporting issuer under Canadian securities laws and are therefore not required to publicly disclose detailed individual information about executive compensation under U.S. securities laws to the extent that we comply with the rules of our home jurisdiction. As such, the executive compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers are detailed in our Management Proxy Circular described below. Under the Canada Business Corporations Act, being the statute under which we were incorporated, we are required to provide certain information on executive compensation. The aggregate compensation paid by us to our four executive officers was approximately $1,770,000 (annual salary).

The summary compensation table regarding our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers and the option/RSU grants and exercise of options/RSU tables in our Management Proxy Circular will be filed on Form 6-K with the SEC in connection with our 2024 Annual Meeting of Shareholders.

Birks Group Incentive Plans

The following plan makes reference to stock prices; since BGI trades publicly on the NYSE American, all stock prices are denominated in U.S. dollars.

Long-Term Incentive Plan

In 2006, Birks Group adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Birks Group’s business. As of May 31, 2024, there were 15,000 cash-based stock appreciation rights granted to members of the Company’s Board of Directors and outstanding stock options to purchase 20,000 shares of the Company’s Class A voting shares granted to members of the Company’s senior management team under the Long-Term Incentive Plan. The stock options outstanding as of May 31, 2024, under the Long-Term Incentive Plan have a weighted average exercise price of $0.78.

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

Omnibus Long-Term Incentive Plan

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Under the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. A total of 1,000,000 shares of the Company’s Class A voting shares are reserved for issuance under the Omnibus LTIP. On January 11, 2022 and September 22, 2022, the Board of Directors and a majority of shareholders, respectively, approved the increase to the maximum number of Class A voting shares reserved for issuance under the Omnibus LTIP from 1,000,000 to 1,500,000. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of May 31, 2024, the only awards outstanding under the Omnibus LTIP were 715,482 deferred stock units granted to members of the Company’s Board of Directors which were converted from cash-settled to share-settled awards on December 20, 2021, 96,688 cash-settled deferred stock units granted to members of the Company’s Board of Directors, and 12,000 Class A voting shares underlying options granted to members of the Company’s senior management team. The stock options outstanding as of May 31, 2024, under the Omnibus Long-Term Incentive Plan, have a weighted average exercise price of $1.43.

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

Our Board of Directors has determined that six of our eight directors (Davide Barberis Canonico, Maria Eugenia Girón, Emilio B. Imbriglio, Louis-Philippe Maurice, Deborah Shannon Trudeau and Joseph F.X Zahra) qualify as independent directors within the meaning of Section 803A of the NYSE American Company Guide.

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

In relation to fiscal year 2024, the Company’s Board of Directors held a total of nine board meetings and fourteen committee meetings. With respect to such period, all of the directors attended 100% of the meetings of the Board of Directors, except for three directors who attended 80% of the board meetings.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. During fiscal 2024, our Board of Directors was composed of the three main committees below. The Board of Directors may from time to time also create special committees of the Board as needed.

1. Audit and Corporate Governance Committee. We have a separately designated standing audit and corporate governance committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit and corporate governance committee operates under a written charter adopted by the Board of Directors. The audit and corporate governance committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit and corporate governance committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. The audit and corporate governance committee is also responsible for overseeing the Company’s major risk exposures, cybersecurity and data privacy risks and protocols. In addition, the audit and corporate governance committee has oversight responsibility on all aspects of the Company’s corporate governance policies as well as the oversight and review of all related party transactions. In relation to fiscal 2024, the audit and corporate governance committee held four meetings. With respect to such period, all the members of the audit and corporate governance committee attended 100% of these meetings. During fiscal 2024, the audit and corporate governance committee was comprised of Frank Di Tomaso (Chair and member until September 14, 2023), Emilio B. Imbriglio (Chair since September 14, 2023), Davide Barberis Canonico, Maria Eugenia Girón (since September 14, 2023) and Joseph F.X. Zahra (until September 14, 2023), each of whom was financially literate and an independent (as defined by the NYSE American listing standards and SEC rules), non-employee director of the Company. We have determined that both Frank Di Tomaso and Emilio B. Imbriglio are “audit committee financial experts” as this term is defined under SEC rules. Neither the SEC nor the NYSE American requires us to designate an “audit committee financial expert”. A copy of the audit committee charter is available on the Company’s website at www.birks.com.

2. Compensation and Nominating Committee. We have a standing compensation committee. The compensation and nominating committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation and nominating committee is to recommend to the Board of Directors (i) director compensation and (ii) executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of Birks Group. The compensation and nominating committee also establishes criteria for goals and objectives for variable compensation, evaluates the performance of the Chief Executive Officer on an annual basis and provides recommendations to the Board of Directors regarding Chief Executive Officer and senior management succession plans. Certain decisions regarding compensation of certain other executive officers are reviewed by the compensation committee. In relation to fiscal year 2024, the compensation and nominating committee held four meetings and all members of the compensation and nominating committee attended 100% of these meetings with respect to that period, except for one member who attended 80% of the meetings. During fiscal year 2024, the compensation and nominating committee was comprised of Shirley A. Dawe (Chain and member until September 13, 2023), Deborah Shannon Trudeau (Chair since September 14, 2023), Davide Barberis Canonico, Louis-Philippe Maurice (since September 14, 2023) and Joseph F.X. Zahra. Each member of the compensation and nominating committee is an independent (as defined by the NYSE American listing standards), non-employee director of the Company.

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

3. Executive Committee. We have a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between meetings of the Board of Directors for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in our operations, including but not limited to monitoring the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. During fiscal year 2024, the executive committee consisted of Niccolò Rossi di Montelera (Chair), Jean-Christophe Bédos, Davide Barberis Canonico, Maria Eugenia Girón (since September 14, 2023) and Joseph F.X. Zahra (until September 14, 2023). In relation to fiscal year 2024, the executive committee held five meetings. All of the members of the executive committee attended 100% of these meetings with respect to such period, except for one member who attended approximately 67% of the meetings. Messrs. Barberis Canonico and Zahra and Mrs. Girón are independent, non-employee directors of the Company.

EMPLOYEES

As of March 30, 2024, we employed approximately 290 persons, including 12 employees on temporary leave. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, training, retraining and developing the best people in our industry.

Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations, e-commerce sales and support, wholesale sales and gold exchange. The table below sets forth headcount by category in the periods indicated.

Total
As of March 30, 2024:
Administration and operating support	123
Retail	167

Total	290

As of March 25, 2023:
Administration and operating support	142
Retail	171

Total	313

As of March 26, 2022:
Administration and operating support	130
Retail	166

Total	296

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2024, based on 11,472,999 Class A voting shares, by each executive officer and each director:

Name of Beneficial Owner	Number of Class A Voting Shares Beneficially Owned	Options/DSUs to Purchase Shares		Percentage of Beneficially Owned
Niccolò Rossi di Montelera	—	110,588	(1)	*
Jean-Christophe Bédos	92,633	—		*
Davide Barberis Canonico	—	110,588	(1)	*
Maria Eugenia Girón	—	—		—
Emilio B. Imbriglio	—	—		—
Louis-Philippe Maurice	—	—		—
Deborah Shannon Trudeau	—	—		—
Joseph F.X. Zahra	—	110,588	(1)	*
Katia Fontana	30,700	—		*
Maryame El Bouwab	50,000	—		*
Miranda Melfi	48,624	—		*

*	Less than 1%.
(1)

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

MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2024 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and/or Class B multiple voting shares. The major shareholders listed with Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Unless otherwise indicated in the table, each of the individuals named below, to the Company’s knowledge, has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 11,472,999 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on May 31, 2024, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Annual Report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of May 31, 2024 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. For information regarding entities or persons that directly or indirectly control us, see “Item 3. Key Information – Risk Factors – Risks Related to the Company.”

Name of Beneficial Owner(1)	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
The Grande Rousse Trust(2)	13,646,692	71.11%
Meritus Trust Company Limited(3)	13,646,692	71.11%
Montel S.à.r.l(4)	8,846,692	58.24%
Mangrove Holding S.A.(5)	4,800,000	31.02%
Jason Edward Maynard (6)	2,720,556	23.17%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite its name.
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

(6)	Based on information received from Jason E. Maynard as at May 31, 2024.

As of May 31, 2024, there were a total of 205 holders of record of our Class A voting shares, of which 161 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 45% of our outstanding Class A voting shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Class A shares were held of record by brokers or other nominees. None of our Class B multiple voting shares are held in the United States. Each Class B multiple voting share entitles the holder to ten (10) votes at all meetings of our shareholders (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of our restated articles or the Canada Business Corporations Act).

RELATED PARTY TRANSACTIONS

Management Consulting Services Agreement

Effective January 1, 2016, the Company entered into a management consulting services agreement with Gestofi S.A. (“Gestofi”), all in accordance with the Company’s Code of Conduct relating to related party transactions. Under the management consulting services agreement, Gestofi provides the Company with services related to the obtaining of financing, mergers and acquisitions, international expansion projects, and such other services as the Company may request. Under the agreement, the Company paid an annual retainer of €140,000 (approximately $202,000 in Canadian dollars). The original term of the agreement was until December 31, 2016 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee (and now is subject to the review and approval of the Company’s audit and corporate governance committee) and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In November 2018, the agreement was renewed on the same terms and conditions except that the retainer was reduced to €40,000 (approximately $61,000 in Canadian dollars). In March 2019, the agreement was amended to (i) waive the yearly retainer and reimburse only the out-of-pocket expenses related to the services, and (ii) allow for a success fee to be mutually agreed upon between the Company and Gestofi in the event that financing or a capital raise is achieved. The agreement has been renewed annually since November 2019 and was renewed in November 2023 for an additional one-year term on the same terms and conditions. In fiscal 2024, 2023, and 2022, the Company incurred expenses of €28,000 (approximately $41,000 in Canadian dollars) nil, and nil respectively under this agreement to Gestofi.

Cash Advance Agreements

The Company has a cash advance outstanding from the Company’s controlling shareholder, Montel (formerly Montrovest), of U.S. $1.5 million (approximately $2.0 million in Canadian dollars) originally received in May 2009 from Montrovest. This cash advance was provided to the Company by Montrovest to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s Amended Credit Facility and Amended Term Loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s Amended Credit Facility permit such a payment. At March 30, 2024 and March 25, 2023, advances payable to Montel amounted to U.S. $1.5 million (approximately $2.0 million and $2.1 million in Canadian dollars, respectively).

On July 28, 2017, the Company received a U.S. $2.5 million (approximately $3.3 million in Canadian dollars) loan from Montel, to finance its working capital needs. The loan bears interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is due and payable in two equal payments of U.S. $1.25 million (approximately $1.55 million in Canadian dollars) in each of July 2018 and July 2019. During fiscal year 2019, U.S. $1.25 million (approximately $1.55 million in Canadian dollars) was repaid. In May 2019, Montel granted the Company a one-year extension of the term of the outstanding balance of U.S. $1.25 million ($1.8 million in Canadian dollars) which was scheduled to be fully repaid in July 2019. In December 2019, the Company obtained a new one-year moratorium on principal repayments and as such the loan will become due in December 2020. In June 2020, the Company obtained a new moratorium on principal repayments and as such the loan will become due at the earliest of August 31, 2021 or 10 days following a recapitalization. During fiscal 2022, the remaining principal balance on the loan of approximately U.S. $1.25 million ($1.6 million in Canadian dollars) was repaid. At March 30, 2024 and March 25, 2023, loans payable to Montel amounted to nil and nil.

Due to the Montrovest Merger, Montrovest’s separate legal existence ceased and as a result of such merger, the cash advance agreements as well as the loan agreement have been assumed by Montel.

Reimbursement Letter Agreement

In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl, of certain expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s then Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s Chairman of the Executive Committee and the Company’s current Executive Chairman of the Board, for the work performed on behalf of the Company, up to a yearly maximum of U.S. $260,000 (approximately $340,000 in Canadian dollars). The yearly maximum was reduced to U.S. $130,000 (approximately $170,000 in Canadian dollars). This agreement has been renewed annually and was renewed in March 2019 for an additional one-year term, except that the only services being reimbursed are for administrative support and analytical services costs and in March 2020, for an additional one-year, except expenses were as of then being charged in Euro (€). During fiscal 2024, 2023, and 2022, the Company incurred expenses of €17,000, €24,000, and €24,000, (approximately $25,000, $35,000, and $35,000 in Canadian dollars) respectively to Regaluxe Srl under this agreement.

Distribution Agreement

In April 2011, our corporate governance and nominating committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe Srl. Under the agreement, Regaluxe Srl is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on April 1, 2011. Under this agreement, the Company pays Regaluxe Srl a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe Srl less a discount factor of 3.5%. The agreement’s initial term was until March 31, 2012, and may be renewed by mutual agreement for additional one year terms. This agreement has been renewed annually and in March 2023, the agreement was renewed for an additional one-year term. This agreement was not renewed in March 2024. During fiscal year 2024, fiscal 2023 and fiscal 2022, the Company did not make any payments to Regaluxe Srl under this agreement.

Consulting Agreement

On March 28, 2018, the Company’s Board of Directors approved the Company’s entry into a consulting services agreement with Carlo Coda Nunziante effective April 1, 2018. Under the agreement, Carlo Coda Nunziante, the Company’s former Vice President, Strategy, and brother-in-law to the Executive Chairman of the Board, is providing advice and assistance on the Company’s strategic planning and business strategies for a total annual fee, including reimbursement of out-of-pocket expenses of €146,801 (approximately $222,000 in Canadian dollars), net of applicable taxes. During fiscal 2024, 2023 and 2022, the Company incurred charges of €149,000, €149,000 and €162,000 (approximately $217,000, $205,000 and $237,000 in Canadian dollars), including applicable taxes, respectively. This agreement was extended for a six-month period until September 30, 2024.

Retail Support and Administrative Service Fee

The Company provides RMBG with retail support and administrative services, and charges RMBG for these related services. During fiscal 2024, the Company charged $612,500 to RMBG and nil during fiscal 2023.

Shareholder Support Letter

On July 15, 2024, the Company obtained a support letter from one if its shareholders, Mangrove Holding S.A., providing financial support in an amount of up to $3.75 million, of which $1.0 million would be available after January 1, 2025. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in meeting its financial covenant requirements of maintaining minimum excess availability levels of $8.5 million at all times as required by its Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025.

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

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowing under the Amended Credit Facility and the Amended Term Loan bear interest at floating rates, which are based on CDOR plus a fixed additional interest rate. As of March 30, 2024, we have not hedged these interest rate risks. As of March 30, 2024, we had approximately $75.7 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.8 million. On June 26, 2024, the Company entered into an amendment to the Amended Credit Facility and an amendment to the Amended Term Loan to replace the interest rate of CDOR with CORRA. Please refer to Note 19 Subsequent Events for further information on the impact of this change for both facilities, respectively.

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

To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of March 30, 2024, we had not hedged these foreign exchange rate risks. As of March 30, 2024, we had approximately $37.8 million of net liabilities subject to foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 100 basis point strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 30, 2024, our earnings would have increased or decreased, respectively, by approximately $0.4 million. This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

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

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 30, 2024, our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), were effective.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of March 30, 2024, our internal control over financial reporting was effective.

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

The Board of Directors determined that Emilio B. Imbriglio, an independent director meets the requirements to be designated an “audit committee financial expert” as such term is defined by the SEC. See “Item 6. Directors, Senior Management and Employees—Board Practices.”

Item 16B.	Code of Ethics

We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer, Senior Director of Finance, and Controller. Our code of ethics is available on our website at www.birks.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address within five business days following the date of such amendment or waiver. We also have a similar code of ethics that applies to our financial directors. The Company has also adopted a Code of Conduct that applies to all employees of the Company.

Item 16C.	Principal Accountant Fees and Services

During fiscal 2024 and fiscal 2023, we retained KPMG LLP, our independent registered public accountant, to provide services in the following categories and amounts:

Audit Fees

The aggregate fees for professional services rendered by KPMG LLP for the audit and interim review of our consolidated financial statements and auditor’s involvement in a registration statement was $760,350 in fiscal 2024 and $696,006 in fiscal 2023.

Audit Related Fees

During fiscal 2024 and fiscal 2023, KPMG LLP provided audit related services for a total amount of nil and nil, respectively.

Tax Fees

During fiscal 2024 and fiscal 2023, KPMG LLP provided tax advisory services for a total amount of $22,753 and $35,373, respectively.

All Other Fees

During fiscal 2024 and fiscal 2023, KPMG LLP provided other services for a total amount of $23,005 and $41,730, respectively, related to assurance reports.

Pre-Approval Policies and Procedures

The audit and corporate governance committee has established a pre-approval policy as described in Rule 2-01(c)(7)(i) of Regulation S-X. The audit and corporate governance committee approves in writing, in advance, any audit or non-audit services provided to Birks Group by the independent accountants that are not specifically disallowed by the Sarbanes-Oxley Act of 2002. None of the services described in Item 16C were approved by the audit and corporate governance committee pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not, nor did any affiliated purchaser, purchase any of our equity securities during fiscal 2024.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Our securities are listed on the NYSE American. There are no significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange except for proxy delivery requirements. The NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission. As a foreign private issuer, the Company is exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J.	Insider Trading Policies
We have

adopted
an
insider trading policy, which governs the purchase, sale and other dispositions of our securities by our directors, officers and other employees. This policy promotes compliance with applicable securities laws and regulations, including those that prohibit insider trading. A copy of our Insider Trading Policy is filed as an exhibit to this annual report on Form 20-F.

Item 16K.	Cybersecurity Risk Management Strategy
The safety and security of our customers’ and employees’ personal information is of utmost importance to us. This includes working to put in place appropriate administrative, physical and technical cybersecurity safeguards to help protect the confidentiality, integrity, and availability of the data assets that keep our operation running and securely store the information in our care. We have developed and implemented a cybersecurity risk management program intended to protect the Company and its customers from data loss, unauthorized access, use or disclosure of data as well as to prevent service interruptions.
Our cybersecurity team assesses, identifies and manages risks related to cybersecurity threats and is responsible for:

•	proactive detection and assessment of threats and vulnerabilities through vulnerability testing, penetration testing and attack simulation;

•	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

•	cybersecurity incident investigations, with the assistance of third-party experts as required;

•	monitoring threats to sensitive data and unauthorized access to Company systems, with assistance of third-party data loss prevention software and a third-party security operations center;

•
developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with our executive officers, audit and corporate governance committee and Board of Directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements;

•	developing and implementing periodic training on cybersecurity, information security and threat awareness; and

•	collaborating with law enforcement and other companies on cybersecurity incidents and best practices.
There were no cybersecurity incidents during the fiscal year 2024 that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on the Company’s strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D–Risk Factors” for more information on how material cybersecurity attacks may impact our business.
Governance
Our cybersecurity risk management program is overseen by our Chief Financial Officer (“CFO”) and Chief Privacy Officer (“CPO”). The CFO assists the Board of Directors and our executive officers in fulfilling their responsibilities for cybersecurity governance, approval and oversight through the periodic reporting and review of security strategy and risk management practices. Our current CFO has over 15 years of experience in information security, and her background includes technical experience, strategy and architecture focused roles, cyber and threat experience, and various leadership roles. Our current CPO has over 20 years of experience in information security, and his background includes technical experience, strategy and architecture focused roles, cyber and threat experience, and various leadership roles. Our cybersecurity risk management program is integrated into our overall risk management processes and shares common reporting channels and governance processes that apply across the enterprise to other legal, compliance, strategic, operational, and financial risk governance programs.
Our Board of Directors recognizes the importance of robust cybersecurity management programs and is actively engaged in overseeing and reviewing the Company’s cybersecurity risk profile and exposures. Our Board of Directors has delegated the oversight of our process for assessing, identifying and managing material risks related to cybersecurity threats to the audit and corporate governance committee.
The responsibilities of the audit and corporate governance committee include reviewing the cybersecurity threat landscape facing the Company, as well as our strategy, policies and procedures to mitigate cybersecurity risks and any significant cybersecurity incidents. The audit and corporate governance committee also considers the impact of emerging cybersecurity developments and regulations that may affect the Company.

The audit and corporate governance committee meet periodically with relevant members of management who provide reports on cybersecurity matters including, among others: recent external cybersecurity threats and attack trends; updates to threat monitoring processes; cybersecurity awareness training and stress testing; cybersecurity plan; and cybersecurity programs. The audit and corporate governance committee has also directed management to inform the committee promptly and, when appropriate, the Board of Directors, of any investigation of a material cybersecurity incident. Where an update has not been provided directly to the Board of Directors, the audit and corporate governance committee provides the full Board of Directors with updates on cybersecurity risks and incidents and other matters as needed, and reports to the Board of Directors on an ad hoc basis with respect to material incidents and other developments that the audit and corporate governance committee believes should have the Board of Directors’ consideration. The audit and corporate governance committee and the Board of Directors may engage third party advisors and experts and meet with the Company’s external advisors on cybersecurity matters, as appropriate.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The financial statements required by this item are found at the end of this Annual Report beginning on page F-1.

PART III

Item 19.	Exhibits

The following exhibits are part of this Annual Report on Form 20-F.

Exhibit Number	Description of Document

1.1	Restated Articles of Incorporation of Birks Group Inc., effective as of November 14, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

1.2	Articles of Amendment of Birks Group Inc., effective as of October 1, 2013. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 25, 2014.

1.3	Articles of Amendment of Birks Group Inc. effective as of October 3, 2014. Incorporated by referenced from Birks Group Inc.’s Form 20-F filed with the SEC on June 26, 2015.

1.4	By-law No. One of Birks Group Inc. adopted on December 28, 1998 and amended on April 9, 2012. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 3, 2012.

2.1	Form of Birks Class A voting share certificate as amended as of October 1, 2013. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 25, 2014.

2.2	Description of Capital Stock. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 8, 2020.

4.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2	Form of Directors and Officers Indemnity Agreement. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 23, 2023.

4.3	Agreement of Principal Lease between 7739907 Canada Inc. and Birks Group Inc. executed on March 17, 2017. Incorporated by reference from the Birks Group Inc.‘s Form 6-K filed with the SEC on May 12, 2017.

4.4	Employment Agreement between Miranda Melfi and Birks Group dated February 24, 2006. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.5	Management Consulting Services Agreement between Birks Group Inc. and Gestofi S.A. entered into as of November 20, 2015. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 30, 2016.

4.6	Birks Group Inc. Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.7	Birks Group Inc. Omnibus Long-Term Incentive Plan as amended on January 11, 2022. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on June 24, 2022

4.8	Form of Stock Appreciation Rights Agreement. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.9	Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 8, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2020.

4.10	Amendment dated February 18, 2021, to the Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 8, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 17, 2021.

4.11	Amended and Restated Cash Advance Agreement between Birks Group Inc. and Montrovest B.V., dated June 8, 2011. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.12+	Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos, dated January 4, 2012. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 23, 2023.

4.13+	Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos dated April 18, 2013. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 23, 2023.

4.14+	Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos effective October 1, 2015. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 23, 2023.

4.15	Canadian Offering Memorandum, dated as of April 27, 2012. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.16	Form of Subscription Rights Certificate. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on May 24, 2012.

4.17	Consulting Services Agreement between Carlo Coda Nunziante and Birks Group Inc., dated March 31, 2018. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 3, 2018.

4.18	Credit Agreement by and among Crystal Financial LLC, as Agent, the lenders that are parties thereto as the Lenders, and Birks Group Inc. dated as of June 29, 2018. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 3, 2018.

4.19	Amendment No.1 to the Credit Agreement by and among by and among the lenders thereto as lenders, Crystal Financial LLC, as agent, and Birks Group Inc. dated as of April 18, 2019. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 8, 2020.

4.20	Amendment No.2 to the Credit Agreement by and among by and among the lenders thereto as lenders, Crystal Financial LLC, as agent, and Birks Group Inc. dated as of July 3, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 17, 2021.

4.21	Amendment No.3 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of August 31, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.22	Amendment No.4 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of December 15, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.23	Amendment No.5 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of December 24, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.23*	Amendment No.6 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of June 26, 2024.

4.24	Employment Agreement dated June 29, 2018 entered into between Birks Group Inc. and Maryame El Bouwab. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on July 13, 2018.

4.25	Employment Agreement dated December 18, 2019 entered into between Birks Group Inc. and Katia Fontana. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 8, 2020.

4.26	Loan Agreement between Birks Group Inc. and Investissement Québec entered into on August 24, 2021. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on November 18, 2021.

4.27	Amended and Restated 2021 Credit Agreement by and among Wells Fargo Capital Finance Corporation Canada, as Administrative Agent, the Lenders that are parties thereto as the Lenders, and Birks Group Inc., as Borrower, dated as of December 24, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.28*	First Amendment to Amended and Restated Credit Agreement by and among Birks Group Inc., as Borrower, Cash, Gold & Silver Inc. and Birks Investments Inc. as Guarantors, Wells Fargo Capital Finance Corporation Canada, as Administrative Agent, and the Lenders that are parties thereto as the Lenders, dated as of June 26, 2024.

4.29*	Master Lease Agreement between Varilease Finance, Inc. and Birks Group Inc. made as of July 14, 2023 (“Master Lease Agreement”).

4.30*	Schedule No. 01 to the Master Lease Agreement entered into between Varilease Finance, Inc. and Birks Group Inc. dated July 14, 2023.

4.31*	Schedule No. 02 to the Master Lease Agreement entered into between Varilease Finance, Inc. and Birks Group Inc. dated February 1, 2024.

4.32*	Schedule No. 03 to the Master Lease Agreement entered into between Varilease Finance, Inc. and Birks Group Inc. dated February 1, 2024.

4.33*	Schedule No. 04 to the Master Lease Agreement entered into between Varilease Finance, Inc. and Birks Group Inc. dated June 3, 2024.

4.34*	Letter of support agreement between Mangrove Holdings S.A. and Birks Group Inc. dated July 15, 2024.

8.1*	Subsidiaries of Birks Group Inc.

11.1*++	Birks Group Inc. Policy, Procedures and Guidelines Governing Insider Trading and Disclosure.

12.1*	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1*	Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP.

97.1*	Birks Group Inc. Policy Regarding the Mandatory Recovery of Compensation.

101.INS*	Inline XBRL Instance Document*

101.SCH*	Inline XBRL Taxonomy Extension Schema Document*

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104.1*	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 30, 2024, has been formatted in Inline XBRL and is contained in Exhibit 101.

*	Filed herewith.
+

Certain identified information has been excluded from this exhibit because the Company does not believe it is material and is the type that the Company customarily treats as private and confidential. Redacted information is indicated by [***].

++

Schedules and other similar attachments to this exhibit have been omitted pursuant to the Instructions As To Exhibits of Form 20-F. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BIRKS GROUP INC.

Date: July 16, 2024	/s/ Katia Fontana
Katia Fontana,
Vice President and Chief Financial Officer

F-1

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Birks Group Inc.:
Opinion on the
Consolidated
Financial Statements
We have audited the accompanying consolidated balance sheets of Birks Group Inc. (the “Company”) as of March 30, 2024 and March 25, 2023, the related consolidated statements of operations, other comprehensive income (loss), changes in stockholders’ equity (deficiency), and cash flows for each of the years ended March 30, 2024, March 25, 2023 and March 26, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 30, 2024 and March 25, 2023, and the results of its operations and its cash flows for each of the years ended March 30, 2024, March 25, 2023 and March 26, 2022, in conformity with U.S. generally accepted accounting principles.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements; and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

F-2

Assessment of the Company’s ability to continue as a going concern
As discussed in Note 1 to the consolidated financial statements, the Company prepares its consolidated financial statements on a going concern basis. The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least twelve months from the date of issuance of these financial statements. The Company funds its operations primarily through committed financing under its senior secured credit facility and its senior secured term loan. The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations, adhere to the terms of its committed financings, obtain favorable payment terms from suppliers, as well as to maintain specified excess availability levels under its senior secured credit facility and its senior secured term loan. In addition to the covenant to adhere to a daily minimum excess availability of $8.5 million under both its senior secured credit facility and its senior secured term loan, other loans have a covenant to adhere to a working capital ratio of 1.01 at the end of each year. The working capital ratio of 1.01 may be lower in any given year if a tolerance letter accepting a lower working capital ratio is received. Management estimated and forecasted cash flows and excess availability levels under various scenarios for at least the next twelve months from the date the financial statements were authorized for issuance.
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
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of the internal control related to management’s going concern assessment. We assessed management’s ability to forecast by comparing prior year forecasts to actual results and excess availability achieved. We assessed management’s estimated forecasted sales, gross margins and operating costs used in management’s forecasted cash flows, excess availability levels and working capital ratio and adherence to the terms of its committed financings under various scenarios. We assessed waivers received by management for the breach of the working capital ratio. We assessed the tolerance letter received by management related to the working capital ratio for the upcoming year end. We assessed the shareholder support letter received by management. We evaluated the assumptions in the forecasted cash flows and the various scenarios, related to cost reductions and obtaining favorable payment terms from suppliers by understanding the nature of management’s plans and whether they were probable. We examined the results of operations and excess availability levels after year-end, up to the date of our auditor’s report, and compared them to management’s forecasted excess availability levels. We assessed the adequacy of the disclosures related to the application of the going concern assessment.
Evaluation of the reserve for slow-moving finished goods inventories
As discussed in Note 4 to the consolidated financial statements, the inventories reserve balance as of March 30, 2024 is $2,196 thousands, which includes the reserve for slow-moving finished goods inventories. As discussed in Note 2(e), inventories are stated at the lower of average cost and net realizable value, which is the estimated selling price in the ordinary course of business. The reserve for slow-moving finished goods inventories is equal to the difference between the cost of inventories and the estimated selling prices, resulting in the expected gross margin There is estimation uncertainty in relation to the identification of slow-moving finished goods inventories which are based on certain criteria established by the Company’s management. The criteria includes consideration of operational decisions by Management to discontinue ordering the inventory based on sales trends, market conditions, and the aging of the inventories. Estimation uncertainty also exists in determining the expected selling prices and associated gross margins through normal sales channels, which are based on assumptions about future demand and market conditions for those slow-moving inventories
We identified the evaluation of the reserve for slow-moving finished goods inventories as a critical audit matter. A higher degree of auditor judgement and increased audit effort was required to evaluate the identification of the slow-moving finished goods inventories based on the Company’s established criteria, and the expected selling prices for those slow-moving finished goods inventories.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the slow-moving inventory reserve, including the control related to the identification of the slow-moving finished goods inventories based on the Company’s established criteria and the estimated reserve percentage. We evaluated the criteria used by the Company to identify slow-moving finished goods inventories by considering the aging of finished goods inventories on-hand, historic inventory turnover, historic sales trends and historic gross margin analysis. We evaluated the Company’s criteria and assumptions used in the reserve for slow-moving finished goods inventories by analyzing the reserve trends, movements of the specific inventory status year-over-year and business plans, and the impact of changes on the reserve. We compared the estimated selling price and the associated gross margins utilized in the prior year to the actual gross margins in the current year to evaluate the Company’s ability to accurately estimate the reserve. We developed an expectation of the slow-moving reserve using historic inventory activity and gross margin rates and compared our expectation to the amount recorded by the Company. We assessed the sufficiency of the reserves at year-end by analyzing sales and gross margins subsequent to year-end.
We have served as the Company’s auditor since 2000.
Montreal, Canada
July 16, 2024

F-3

BIRKS GROUP INC.
Consolidated Balance Sheets

	As of
	March 30, 2024	March 25, 2023
	(In thousands)

Assets
Current assets:
Cash and cash equivalents	$1,783	$1,262
Accounts receivable and other receivables	8,455	11,377
Inventories	99,067	88,357
Prepaids and other current assets	2,913	2,694

Total current assets	112,218	103,690
Long-term receivables	1,571	2,000
Equity investment in joint venture	4,122	1,957
Property and equipment	25,717	26,837
Operating lease right-of-use asset	51,753	55,498
Intangible assets and other assets	7,887	6,999
Total non-current assets	91,050	93,291

Total assets	$203,268	$196,981

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities:
Bank indebtedness	$63,372	$57,890
Accounts payable	43,011	37,645
Accrued liabilities	6,112	7,631
Current portion of long-term debt	4,352	2,133
Current portion of operating lease liabilities	6,430	6,758

Total current liabilities	123,277	112,057
Long-term debt	22,587	22,180
Long-term portion of operating lease liabilities	59,881	62,989
Other long-term liabilities	2,672	358

Total long-term liabilities	85,140	85,527
Stockholders’ equity (deficiency):
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 11,447,999 (11,112,999 as of March 25, 2023)	40,725	39,019
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	21,825	23,504
Accumulated deficit	(125,476)	(120,845)
Accumulated other comprehensive income (loss)	22	(36)

Total stockholders’ equity (deficiency)	(5,149)	(603)

Total liabilities and stockholders’ equity (deficiency)	$203,268	$196,981

See accompanying notes to consolidated financial statements

On behalf of the Board of Directors:

/s/ Jean-Christophe Bédos	/s/ Emilio B. Imbriglio
Jean-Christophe Bédos, Director	Emilio B. Imbriglio

F-
4

BIRKS GROUP INC.
Consolidated Statements of Operations

	Fiscal Year Ended

	March 30, 2024	March 25, 2023	March 26, 2022
Net sales	$185,275	$162,950	$181,342
Cost of sales	111,720	94,990	105,122

Gross profit	73,555	67,960	76,220
Selling, general and administrative expenses	65,705	66,095	65,942
Depreciation and amortization	6,639	5,673	5,809

Total operating expenses	72,344	71,768	71,751
Operating income (loss)	1,211	(3,808)	4,469
Interest and other financial costs	8,007	5,581	3,182

(Loss) income before taxes and equity in earnings of joint venture	(6,796)	(9,389)	1,287

Income taxes (benefits)	—	—	—
Equity in earnings of joint venture, net of taxes of $ 0.8 million ($0.7 million in fiscal 2023)	2,165	1,957	—

Net (loss) income, net of tax	$(4,631)	$(7,432)	$1,287

Weighted average common shares outstanding:
Basic	19,058	18,692	18,346
Diluted	19,058	18,692	18,794
Net (loss) income per common share:
Basic	$(0.24)	$(0.40)	$0.07
Diluted	(0.24)	(0.40)	0.07
See accompanying notes to consolidated financial statements

F-
5

BIRKS GROUP INC.
Consolidated Statements of Other Comprehensive Income (loss)

	Fiscal Year Ended
	March 30, 2024	March 25, 2023	March 26, 2022
		(In thousands)
Net (loss) income	$(4,631)	$(7,432)	$1,287
Other comprehensive (loss) income:
Foreign currency translation adjustments (1)	58	(6)	67

Total other comprehensive (loss) income	$(4,573)	$(7,438)	$1,354

(1)	Item that may be reclassified to the Statement of Operations in future periods
See accompanying notes to consolidated financial statements.

F-
6

BIRKS GROUP INC.
Consolidated Statements of Changes in Stockholders’ Equity (deficiency)
(In thousands of dollars except shares amounts)

	Voting common stock outstanding	Voting common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total

Balance at March 27, 2021	18,328,943	$95,116	$18,259	$(114,700)	$(97)	$(1,422)
Net income	—	—	—	1,287	—	1,287
Cumulative translation adjustment (1)	—	—	—	—	67	67

Total comprehensive income	—	—	—	—	—	1,354
Modification of certain awards from cash settled to equity settled	—	—	5,495	—	—	5,495
Compensation expense resulting from equity settled deferred stock units granted to Management	—		263	—	—	263
Exercise of stock options and warrants	186,970	522	(348)	—	—	174

Balance at March 26, 2022	18,515,913	95,638	23,669	(113,413)	(30)	5,864
Net loss	—	—	—	(7,432)	—	(7,432)
Cumulative translation adjustment (1)	—	—	—	—	(6)	(6)

Total comprehensive loss	—	—	—	—	—	(7,438)
Compensation expense resulting from equity settled restricted stock units granted to Management	—	—	549	—	—	549
Exercise of stock options and warrants	315,056	1,136	(714)	—	—	422

Balance at March 25, 2023	18,830,969	96,774	23,504	(120,845)	(36)	(603)
Net loss	—	—	—	(4,631)	—	(4,631)
Cumulative translation adjustment (1)	—	—	—	—	58	58

Total comprehensive loss	—	—	—	—	—	(4,573)
Compensation expense resulting from equity settled restricted stock units granted to Management	—	—	27	—	—	27
Settlement of stock units	335,000	1,706	(1,706)	—	—	—

Balance at March 3 0 , 2024	19,165,969	$98,480	$21,825	$(125,476)	$22	$(5,149)

(1)	The change in cumulative translation adjustments is not due to reclassifications out of accumulated other comprehensive income (loss).
See accompanying notes to consolidated financial statements.

F-
7

BIRKS GROUP INC.
Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 30, 2024	March 25, 2023	March 26, 2022
	In thousands
Cash flows from (used in) operating activities:
Net income (loss)	$(4,631)	$(7,432)	$1,287

Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	6,639	5,673	5,809
Net change of operating lease right-of-use assets and liabilities	(1,372)	(1,544)	(702)
Leasehold inducements received	825	661	(464)
Early lease termination	31	—	—
Amortization of debt costs	214	190	250
Compensation expenses resulting from equity settled restricted stock units	27	549	88
Equity in earnings of joint venture	(2,165)	(1,957)	—
Other operating activities, net	26	232	359
(Increase) decrease in:
Accounts receivable, other receivables and long-term receivables	4,176	(260)	820
Inventories	(10,710)	(9,450)	18,882
Prepaids and other current assets	(219)	(872)	222
Increase (decrease) in:
Accounts payable	5,521	9,044	(9,663)
Accrued liabilities and other long-term liabilities	1,468	(1,759)	1,760

Net cash (used in) provided by operating activities	(170)	(6,925)	18,648

Cash flows (used in) provided by investing activities:
Additions to property and equipment	(6,282)	(8,378)	(4,612)
Additions to intangible assets and other assets	(953)	(1,036)	(1,199)

Net cash used in investing activities	(7,235)	(9,414)	(5,811)

Cash flows provided by (used in) financing activities:
Increase (decrease) in bank indebtedness	5,372	14,642	(10,017)
Drawdown on capital lease funding	4,208	—	—
Increase in long-term debt	1,552	2,748	428
Repayment of long-term debt	(2,012)	(2,095)	(2,800)
Repayment of obligations under finance lease	(1,091)	(72)	—
Payment of loan origination fees and costs	(103)	(57)	(590)
Exercise of stock options and warrants	—	422	348

Net cash provided by (used in) financing activities	7,926	15,588	(12,631)

Net (decrease) increase in cash and cash equivalents	521	(751)	206
Cash and cash equivalents, beginning of year	1,262	2,013	1,807

Cash and cash equivalents, end of year	$1,783	$1,262	$2,013

Supplemental disclosure of cash flow information:
Interest paid	$7,802	$5,087	$3,470
Non-cash transactions:
Property and equipment and intangible assets additions included in accounts payable and accrued liabilities	$1,455	$2,283	$950
Conversion of cash-settled RSUs and DSUs to equity-settled awards	$—	$—	$5,495
See accompanying notes to consolidated financial statements.

F-
8

BIRKS GROUP INC.
Notes to Consolidated Financial Statements
Years ended March 30, 2024, March 25, 2023 and March 26, 2022

Birks Group Inc. (“Birks Group” or “Birks” or “the Company”) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the design of fine jewelry and the operation of retail sale of luxury jewelry, timepieces and gifts. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal year ended March 30, 2024 consists of fifty-three week periods whereas March 25, 2023 and March 26, 2022 each consist of fifty-two week periods.

1.	Basis of presentation:
Throughout these consolidated financial statements, the Company refers to the fiscal year ending March 30, 2024, as fiscal 2024, and the fiscal years ended March 25, 2023, and March 26, 2022, as fiscal 2023 and 2022, respectively. Our fiscal year ends on the last Saturday in March of each year.
These consolidated financial statements, which include the accounts of Birks Group for all periods presented for the fiscal years ended March 30, 2024, March 25, 2023, and March 26, 2022, are reported in accordance with accounting principles generally accepted in the U.S. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes.
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
The Company believes recent general economic conditions
and
business and retail climates, which includes rising inflation and interest rates as well as stock market volatility, could lead to a slow-down in certain segments of the global economy and affect customer behaviour and the amount of discretionary income spent by potential customers to purchase the Company’s products. If global economic and financial market conditions persist or worsen, the Company’s sales may decrease, and the Company’s financial condition and results of operations may be adversely affected.
The Company continues to and expects to continue to operate through its senior secured credit facility and senior secured term loan
.
For
fiscal 2024, the Company recorded a net loss of $4.6 million. The Company recorded
a
net loss of $7.4 million in fiscal 2023, and a net income of $1.3 million in
fiscal 2022. The Company used net cash flows from operations of $0.2 million in fiscal 2024, used net cash flows from operations of $6.9 million in fiscal 2023 and had net cash provided by operating activities of $18.6 million in fiscal 2022. The Company had a negative working capital (defined as current assets less current liabilities) as at March 30, 2024 and March 25, 2023
.
On
December 24, 2021, the Company entered into an amended and restated senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo Capital Finance Corporation Canada and an amended and restated senior secured term loan (“Amended Term Loan”) with Crystal Financial LLC (dba SLR Credit Solutions
) (“SLR”).
 The Amended Credit Facility and Amended Term Loan extended the maturity date of the Company’s pre-existing
loans from October 2022 to December 2026.
On August 24, 2021, the Company entered into a 10
-
year loan agreement with Investissement Québec, the sovereign fund of the province of Québec, for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of March 30, 2024, the Company has $
4.2
 million
outstanding on the loan. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 at the end of the Company’s fiscal year. The working capital ratio of 1.01 may be lower in any given year if a tolerance letter accepting a lower working capital ratio is received from Investissement Québec. During fiscal 2024, the Company received a tolerance letter from Investissement Québec that allowed the Company, as at March 30, 2024 to tolerate a working capital ratio of

0.97
.
As at March 30, 2024, the working capital ratio was 0.96. On Ju ly
3
, 2024, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 30, 2024.
 Furthermore, on July
12
, 2024, the Company received a tolerance letter from Investissement Québec that allows the Company, as at March 29, 2025, to tolerate a working capital ratio of 0.90
.

F-
9

On
July 8, 2020, the Company secured a six-year term loan with Investissement Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $4.9 million is outstanding at March 30, 2024. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01
.
The working capital ratio of 1.01 may be lower in any given year if a tolerance letter accepting a lower working capital ratio is received from Investissement Québec.
During fiscal 2024, the Company received a tolerance letter from Investissement Québec that allowed the Company, as at March 30, 2024 to tolerate a working capital ratio of 0.97.
As at March 30, 2024, the working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) was 0.96
. On Ju
ly
3
, 2024
, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 30, 2024.

Furthermore, on July
12
, 2024, the Company received a tolerance letter from Investissement Québec that allows the Company, as at March 29, 2025, to tolerate a working capital ratio of 0.90.
There is no assurance the Company will meet its covenant at March 29, 2025 or for future years, or that if not met, waivers would be available. If a waiver is not obtained, cross defaults with our Amended Credit Facility and our Amended Term Loan would arise.
On July 15, 2024, the Company obtained a support letter from one if its shareholders, Mangrove Holding S.A., providing financial support in an amount of up to $3.75 million, of which
 $1.0
million would be available after January 1, 2025. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least
 July 31, 2025
,
to
assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in meeting its financial covenant requirements of maintaining minimum excess availability levels of $8.5 million
at all times as required by its Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025.

F-1
0

The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations, adhere to the terms of its committed financings, obtain favorable payment terms from suppliers as well as to maintain specified excess availability levels under its Amended Credit Facility and its Amended Term Loan. In addition to the covenant under both its Amended Credit Facility and its Amended Term Loan to adhere to a daily minimum excess availability of
not less than
$8.5
million at all times, except that the Company will not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month, other loans have a covenant to adhere to a working capital ratio of 1.01 at the end of each fiscal year. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Amended Credit Facility and under the Amended Term Loan, that would result in the outstanding balances borrowed under the Company’s Amended Credit facility and its Amended Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s Amended Credit Facility and its Amended Term Loan are subject to cross default provisions with all other loans pursuant to which the Company is in default of any other loan, the Company will immediately be in default of both the Amended Credit Facility and the Amended Term Loan. The Company met its excess availability requirements as of and throughout the fiscal year ended March 30, 2024 and as of the date these financial statements were authorized for issuance. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.
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
The Company’s lenders under its Amended Credit Facility and its Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the amount of value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal 2024, fiscal 2023 and fiscal 2022 by the Company’s lenders.
Certain adverse conditions and events outlined above require consideration of management’s plans, which management believes mitigate the effect of such conditions and events. Management plans include continuing to manage liquidity actively which allows for adherence to excess availability requirements, and cost reductions, which include reducing future purchases, reducing
marketing and general operating expenses, postponement of certain capital expenditures and obtaining favorable payment terms from suppliers. Notwithstanding, the Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months from the date of issuance of these financial statements.

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
Revenues for gift certificate sales and store credits are recognized upon redemption. Prior to recognition as a sale, gift certificates are recorded as accounts payable on the balance sheet. Based on historical redemption rates, the Company estimates the portion of outstanding gift certificates (not subject to unclaimed property laws) that will ultimately not be redeemed and records this amount as breakage income. The Company recognizes such breakage income in proportion to redemption rates of the overall population of gift certificates and store credits. Gift certificates and store credits outstanding are subject to unclaimed property laws and are maintained as accounts payable until remitted in accordance with local ordinances.

F-1
1

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
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $0.9 million at March 30, 2024 and $0.5 million at March 25, 2023.

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

F-1
2

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
Accrued interest during the fiscal years-ending March 30, 2024 and March 25, 2023 were immaterial.

(e)	Inventories:
Finished goods inventories and inventories of raw materials are stated
at the lower of average cost (which includes material, labor and overhead costs) and net realizable value, which is the estimated selling price in the ordinary course of business. The Company records inventory reserves for lower of cost or net realizable value, which includes slow-moving finished goods inventory, damaged goods, and shrink. The cost of inbound freight and duties are included in the carrying value of the inventories.
The reserve for slow-moving finished goods inventories is equal to the difference between the cost of inventories and the estimated selling prices, resulting in the expected gross margin. There is estimation uncertainty in relation to the identification of slow-moving finished goods inventories which are based on certain criteria established by management. The criteria includes consideration of operational decisions by management to discontinue ordering the inventories based on sales trends, market conditions, and the aging of the inventories. Estimation uncertainty also exists in determining the expected selling prices and associated gross margins through normal sales channels, which are based on assumptions about future demand and market conditions for those slow-moving inventories. If actual market conditions are less favorable than those projected by management, additional inventory reserves may be required.
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

F-1
3

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
Intangible assets and other assets also consist of trademarks and tradenames, which are amortized using the straight-line method over a period of 15 to 20 years. The Company had $7.9 million and $7.0 million of net book value related to
intangible assets
and other assets
at March 30, 2024 and March 25, 2023, respectively. The Company had $1.2 million and $1.0 million of accumulated amortization of intangibles at March 30, 2024 and March 25, 2023, respectively.

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
-
through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices, which are considered as variable costs.

F-1
4

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
Property, Plant and Equipment, overall, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

(i)	Deferred financing costs:
The Company amortizes deferred financing costs incurred in connection with its financing agreements using the effective interest method over the term of the related financing. Such deferred costs are presented as a reduction to bank indebtedness and long-term debt in the accompanying consolidated balance sheets.

(j)	Warranty accrual:
The Company provides warranties on its Birks branded jewelry for periods extending up to five years
.
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
a valuation allowance is provided (see Note 11(a)).

(l)	Foreign exchange:
Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date.
Non-monetary
assets and liabilities denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Foreign exchange gains (losses) of ($0.2) million, ($1.4) million, and ($0.2) million were recorded in cost of goods sold for the years ended March 30, 2024, March 25, 2023, and March 26, 2022, respectively and $0.2 million, ($0.5) million,
a
n
d
 $0.1 million of gains (losses) on foreign exchange were recorded in interest and other financial costs related to U.S. dollar denominated debts for the years ended March 30, 2024, March 25, 2023, and March 26, 2022, respectively.

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
impairment charges of long-lived assets during fiscal 2024, fiscal 2023 and fiscal 2022.

(n)	Advertising and marketing costs:
Advertising and marketing costs are generally charged to expense as incurred and are included in selling, general and administrative expenses in the consolidated statements of operations. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses, and amounted to $0.6 million, $1.1 million, and $1.0 million for each of the years ended March 30, 2024, March 25, 2023, and March 26, 2022, respectively. Advertising and marketing expense, net of vendor cooperative advertising allowances, amounted to $6.8 million, $8.1 million, and $8.8 million, in the years ended March 30, 2024, March 25, 2023, and March 26, 2022, respectively.

(o)	Government grants:
The Company recognizes a government grant when there is reasonable assurance that it will comply with the conditions required to qualify for the grant, and that the grant will be received. The Company recognizes government grants as a reduction to the expense that the grant is intended to offset.

F-1
5

(p)	Principles of consolidation and equity method of accounting:
The consolidated financial statements include the accounts of Birks Group and its subsidiaries. All intercompany transactions and balances have been eliminated.
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
In addition, as of March 30, 2023 and March 26, 2022, the Company had a non-interest bearing shareholder advance in the amount of

$1.8 million

and
$1.5

mi
llion
,
respectively, which is presented in Accounts receivable and other receivables on the consolidated balance sheet. This receivable was fully reimbursed in fiscal 2024. Please refer to note 16 for additional details. The receivable is reimbursed from the actual profits of the business. Dividends are only paid to the shareholders after the repayment of the shareholder’s loans. The Company expects profits will be distributed annually or as approved by the directors at their annual meetings in accordance with their respective shareholdings.

(q)	Earnings per common share:
Basic earnings per share (“EPS”) is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the dilutive effect of the assumed exercise of stock options and warrants except in years where the Company has a net loss.

F-1
6

The following table sets forth the computation of basic and diluted earnings (loss) per common share for the years ended March 30, 2024, March 25, 2023, and March 26, 2022:

	Fiscal Year Ended
	March 30, 2024	March 25, 2023	March 26, 2022
	(In thousands, except per share data)
Basic income (loss) per common share computation:
Numerator:
Net income (loss)	$(4,631)	$(7,432)	$1,287
Denominator:
Weighted-average common shares outstanding	19,058	18,692	18,346
Income (loss) per common share	$(0.24)	$(0.40)	$0.07
Diluted (loss) income per common share computation:
Numerator:
Net income (loss)	$(4,631)	$(7,432)	$1,287
Denominator:
Weighted-average common shares outstanding	19,058	18,692	18,346

Dilutive effect of stock options and warrants	—	—	448

Weighted-average common shares outstanding – diluted	19,058	18,692	18,794
Diluted income (loss) per common share	$(0.24)	$(0.40)	$0.07

7

(r)
For the year ended March 30, 2024, all Class A voting shares underlying outstanding option awards were excluded from the computation of diluted earnings per share due to the Company reporting a net loss. For the year ended March 25, 2023, all Class A voting shares underlying outstanding option awards were excluded from the computation of diluted earnings per share due to the Company reporting a net loss. For the year ended March 26, 2022, the effect from the assumed exercise of nil Class A
voting shares underlying outstanding option awards
 and

10,932 Class A voting shares underlying outstanding warrants was excluded from the computation of diluted earnings per share due to their antidilutive effect.

(s)	Recent Accounting Pronouncements adopted during the year
There were no new accounting pronouncements adopted during the fiscal year that have a material impact on the Company’s financial position or results of operations.
Recent Accounting Pronouncements not yet adopted:
On March 12, 2020
,
the FASB issued ASU
2020-04
Reference rate reform (Topic 848). On December 21, 2022, the FASB issued an amendment to this reform, ASU
2022-06
Reference rate reform (Topic 848):
Facilitation of the effects of reference rate reform on financial reporting and related amendments
. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity.
The ASU was effective starting on March 12, 2020, and is available to be adopted on a prospective basis no later than December 31, 2024, following the amendments of ASU
2022-06.
The Canadian Dollar Offered Rate (CDOR) is a benchmark interest rate referenced in a variety of agreements. The publication of certain CDOR rates were discontinued in May 2021, and the remaining rates are expected to be discontinued on June 30, 2024. The Amended Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5% - 2%
depending on the Company’s excess availability levels. The
Amended Term Loan
bears interest at a rate of CDOR plus
7.75%. The
Amended Term Loan also allows for periodic revisions of the annual interest rate to CDOR plus 7.00% or CDOR plus 6.75% depending
on the Company complying with certain financial covenants. On June
26
2024,
the Amended Credit Facility and the Amended Term Loan
were amended to replace CDOR by
the Canadian Overnight Repo Rate Average (“
CORRA
”)
and these amendments are not expected to materially impact the Company’s results. Refer to note 19 - Subsequent events.
On November 27, 2023, the FASB issued ASU
2023-07:
Segment Reporting (Topic 280):
Improvements to reportable segment disclosures
, which enhances segment disclosures and requires additional disclosures of segment expenses. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods thereafter. Early adoption is permitted. Management continues to evaluate the impact of this ASU on the consolidated financial statements.
On December 14, 2023, the FASB issued ASU
2023-09:
Income Taxes (Topic 740):
Improvements to income tax disclosures
, which primarily enhances the annual income tax disclosures for the effective tax rate reconciliation and income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively however, retrospective application in all prior periods is permitted. Management continues to evaluate the impact of this ASU on the consolidated financial statements.

F-
18

3.	Accounts receivable and other receivabl es:
Accounts receivable, net of allowance for credit losses, at March 30, 2024 and March 25, 2023 consist of the following:

	As of
	March 30, 2024	March 25, 2023
	(In thousands)
Customer trade receivables	$4,992	$6,237
Other receivables	3,463	5,140

	$8,455	$11,377

Continuity of the allowance for doubtful accounts is as follows (in thousands):

Balance March 27, 2021	$1,249
Provision for credit losses	303
Net write offs	(343)

Balance March 26, 2022	$1,209
Provision for credit losses	538
Net write offs	(493)

Balance March 25, 2023	$1,254

Provision for credit losses	555
Net write offs	(433)

Balance March 30, 2024	$1,376

Other receivables mainly relate to receivables from wholesale revenue, tenant allowances receivable from certain landlords, and the receivable from the joint venture (see Note 16).
Certain
sales plans relating to customers’ use of Birks credit cards provide for revolving lines of credit and/or installment plans under which the payment terms exceed one year. The receivables repayable within a timeframe exceeding one year included under such plans amounted to approximately $1.6 million and $2.0 million at March 30, 2024 and March 25, 2023, respectively, which are not included in customer trade receivables outlined above, and are included in long-term receivables on the Company’s balance sheet.
The
following table disaggregates the Company’s accounts receivables and other receivables and long-term receivables as at March 30, 2024:

	Current	1 - 30 days past due	31 - 60 days past due	61 - 90 days past due	Greater than 90 days past due	Total

Customer in-house receivables	$5,555	$486	$83	$101	$1,550	$7,775
Other receivables	872	1,369	363	226	797	3,627

	$6,427	$1,855	$446	$327	$2,347	$11,402

The following table disaggregates the Company’s accounts receivables and other receivables and long-term receivables as at March 25, 2023:

	Current	1 - 30 days past due	31 - 60 days past due	61 - 90 days past due	Greater than 90 days past due	Total

Customer in-house receivables	$7,400	$545	$129	$161	$957	$9,192
Other receivables	4,630	106	228	55	420	5,439

	$12,030	$651	$357	$216	$1,377	$14,631

F-
19

4.	Inventories:
Inventories, net of reserves, are summarized as follows:

	As of
	March 30, 2024	March 25, 2023
	(In thousands)

Raw materials and work in progress	$5,151	$2,650	(1)
Finished goods	93,916	85,707	(1)

	$99,067	$88,357

(1)
The amount presented has been corrected in these financial statements from amounts previously disclosed to increase raw materials and work in progress and decrease finished goods by an amount of $1.8 million. The total inventory as of March 25, 2023 remains unchanged
as previously disclosed.

Continuity of the inventory reserves are as follows (in thousands):

Balance March 27, 2021	$1,938
Additional charges	85
Deductions	(248)

Balance March 26, 2022	1,775
Additional charges	330
Deductions	(230)

Balance March 25, 2023	1,875
Additional charges	688
Deductions	(367)

Balance March 30, 2024	$2,196

F-2
0

5.	Property and equipment:
The components of property and equipment are as follows:

	As of
	March 30, 2024	March 25, 2023
	(In thousands)
Leasehold improvements	36,285	35,973
Furniture, fixtures and equipment	14,853	13,866
Software and electronic equipment	16,201	14,864

	67,339	64,703
Accumulated depreciation and impairment charges	(41,622)	(37,866)

	$25,717	$26,837

The Company wrote off $2.8 million of gross fixed assets that were fully depreciated
during the year ended March 30, 2024 (March 25, 2023 - $1.7 million), mostly related to leasehold improvements. Property and equipment, having a cost of $4.5 million and net book value of $3.8 million at March 30, 2024, and a cost of $0.3 million and a net book value of $0.3 million at March 25, 2023, are under finance leasing arrangements.

6.	Bank indebtedness:
As of March 30, 2024 and March 25, 2023, bank indebtedness consisted solely of amounts owing under the Company’s Amended Credit Facility (defined below), which had an outstanding balance of $63.4 million ($63.7 million net of $0.3 million of deferred financing costs)
and $
57.9
 million ($
58.3
 million net of $
0.4
 million of deferred financing costs), respectively. The Company’s Amended Credit Facility is collateralized by substantially all of the Company’s assets. The Company’s excess borrowing capacity was $
13.4
 million as of March 30, 2024 and $
12.9
 million as of March 25, 2023. The Company met its excess availability requirements throughout fiscal 2024, and as of the date of these financial statements.
The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its $85.0 million Amended Credit Facility with Wells Fargo Canada Corporation. On October 23, 2017, the Company entered into a credit facility with Wells Fargo Capital Finance Corporation Canada for a maximum amount of $85.0 million and maturing in
October 2022
. On December 24, 2021, the Company entered into an amended and restated senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo Capital Finance Corporation Canada. The Amended Credit Facility extended the maturity date of the Company’s pre-existing
loan from October 2022 to
December 2026
. The Amended Credit Facility also provides the Company with an option to increase the total commitments thereunder by up to $5.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Amended Credit Facility bears interest at a rate of
CDOR
plus a spread ranging from 1.5
% -
2.0% depending on the Company’s excess availability levels. Under the Amended Credit Facility, the sole financial covenant that
the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times
, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once
during any fiscal month
 throughout 2024
. The Company’s excess availability was above $8.5 million throughout fiscal 2024.
On June 29, 2018, the Company secured a $12.5 million
t
erm
l
oan maturing in October 2022 with SLR. On December 24, 2021, the Company entered into an amended and restated senior secured term loan (“Amended Term Loan”) with SLR. The Amended Term Loan extended the maturity date of the Company’s pre-existing
loan from October 2022 to
December 2026
. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of
CDOR
plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to
CDOR
plus 7.00% or
CDOR
plus 6.75% depending on the Company complying with certain financial covenants. Under the Amended Term Loan, the Company is required to adhere to the same financial covenant as under the Amended Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times
, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Amended Term Loan includes availability blocks at all times of not less than the greater of $8.5 million and 10% of the borrowing base, including additional seasonal availability blocks imposed from December 20th to January 20th of each year of $5.0 million and from January 21st to January 31st of each year of $2.0 million. The Term Loan is required to be repaid upon maturity.
The Company’s borrowing capacity under both its Amended Credit Facility and its Amended Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

F-2
1

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
The Company’s lenders under its Amended Credit Facility and its Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under its credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operations of its business, ii) cover any deterioration in the value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal year 2024 by the Company’s lenders.
Th
e
 information concerning the Company’s bank indebtedness is as follows:

	Fiscal Year Ended
	March 30, 2024	March 25, 2023
	(In thousands)

Maximum borrowing outstanding during the year	$69,051	$59,367
Average outstanding balance during the year	$61,507	$50,349
Weighted average interest rate for the year	7.8%	5.7%
Effective interest rate at year- end	7.7%	6.9%
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
equipment
and molds and dies; and (vi) a pledge of trademarks and stock of the Company’s subsidiaries.

7.	Accrued Liabilities
The components of accrued liabilities are as follows:

	As of
	March 30, 2024	March 25, 2023
	(In thousands)
Compensation related accruals	$2,274	$2,371
Interest and bank fees	702	604
Accrued property and equipment additions	902	1,575
Sales return provision	363	75
Professional and other service fees	814	1,160
Other	1,057	1,846

Total accrued liabilities	$6,112	$7,631

F-2
2

8.	Long-term debt:

(a)	Long-term debt consists of the following:

	As of
	March 30, 2024	March 25, 2023
	(In thousands)
Term loan from SLR Credit Solutions, bearing interest at an annual rate of C DOR plus 7.75%, repayable at maturity in December 2026, secured by the assets of the Company (net of deferred financing costs of $ 181 and $ 247 , respectively). Refer to Note 6 for additional information.	$12,319	$12,253
$ 10 million term loan from Investissement Québec, bearing interest at an annual rate of 3.14%, repayable in 60 equal payments beginning in July 2021 (net of deferred financing costs of $ 2 and $ 8 , respectively)	4,891	6,825
$ 0.4 million term loan from Business Development Bank of Canada, bearing bearing interest at an annual rate of 8.3 % repayable in 72 monthly payments beginning in July 2021 .	231	303
U . S . $1.5 million cash advance owing to the Company’s controlling shareholder, Montel, bearing interest at an annual rate of 11%, net of withholding taxes (Note 1 6 (c))	2,033	2,064
Obligations under finance leases, at annual interest rates between 0.9% and 16%, s ecured by leasehold improvements, furniture, and equipment, maturing at various dates to April 2026 (net of deferred financing costs of $42 and nil, respectively)	3,251	176
Eligible borrowing amount of up to $ 4.3 million loan from Investissement Québec, bearing interest at an annual rate of 1.41%, repayable in 60 equal payments beginning in June 2027 (net of deferred financing costs of $86 and $ 56, respectively)	4,214	2,692
	26,939	24,313
Current portion of long-term debt	4,352	2,133

	$22,587	$22,180

(b)
On July 8, 2020, the Company secured a
six-year
term loan with Investissement Québec in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company. The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021.
On January 4, 2023, the Company received a loan forgiveness in the amount of $
0.2
 million that is being recognized over the term of the loan.
The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01.

During fiscal 2024, the Company received a tolerance letter from Investissement Québec that allowed the Company, as at March 30, 2024
,
to tolerate a working capital ratio of
0.97
.
As at March 30, 2024, the working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) was 0.96. On July 3
, 2024
, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 30, 2024 and therefore the debt has been presented as long-term at year end.

Furthermore, on July
12
, 2024, the Company received a tolerance letter from Investissement Québec that allows the Company, as at March 29, 2025, to tolerate a working capital ratio of 0.90.

( c)
On
March 26, 2020
, the Company secured a
6-year
term loan with
Business Development Bank of Canada (
BDC
), as amended,
for an
amount of $
0.4 million to be used specifically to finance the renovations of the Company’s Brinkhaus store location in Calgary, Alberta. As of March 30, 2024, the Company has $0.2 million outstanding on the loan ($
0.3
 million as of March 25, 2023). The loan bears interest at a rate of 8.3% per annum and is repayable in 72 monthly payments from
June 26,
 2021, the date of the drawdown
.

( d)
On July 14, 2023, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for store construction and renovation. The maximum borrowing amount under this facility is U.S $3.6 million (Cdn $4.7 million). The capital lease financing bears interest at 16% and is repayable over 24 months. During fiscal 2024, the Company borrowed approximately U.S. $2.4 million (Cdn $3.3 million) against this facility. As of March 30, 2024, the Company has U.S. $1.8 million (Cdn $2.4 million) outstanding under this facility.

F-
2
3

On February 1, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the construction of a new store. The maximum borrowing amount under this facility is U.S. $2.5 million (Cdn $3.4 million). During fiscal 2024, the Company has drawn U.S. $0.6 million (Cdn. $0.8 million). Payments will commence upon project completion, which is expected to occur during fiscal 2025. The amounts drawn are interest bearing at approximately 16%
annually
.
On February 1, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance. Inc relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the partial renovation of
a
store. The maximum borrowing amount under this facility is
U.S.
$
0.5
 million
(Cdn $0.7 million)
and the balance as of March 30, 2024 is
nil
.

The payments are interest bearing at approximately
10
%
annually
and commence upon project completion.

( e)
On August 24, 2021, the Company entered into a 10
-
year loan agreement with Investissement Québec for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel
e-commerce
platform and enterprise resource planning system. In order to obtain the financing, the Company has agreed to maintain a certain number of employees in Quebec. As of March 30, 2024, the Company has fully drawn on the loan
($4.3 million outstanding as of March 30,2024 and
$2.7 million outstanding as of March 25, 2023). The loan bears interest at a rate of 1.41% per annum and is repayable in 60 equal payments beginning 60 months after the date of the first draw in
July 2022.
 The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio
(defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities)
of at least 1.01 at the end of the Company’s fiscal year.
During fiscal 2024, the Company received a tolerance letter from Investissement Québec that allowed the Company, as at March 30, 2024, to tolerate a working capital ratio of
0.97
.

As at March 30, 2024, the working capital ratio was 0.96.

On July 3, 2024, the Company obtained a
waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 30, 2024 and therefore the debt has been presented as long-term at year end.
Furthermore, on July
12
, 2024, the Company received a tolerance letter from Investissement Québec that allows the Company, as at March 29, 2025, to tolerate a working capital ratio of
0.90
.

F-2
4

( f )	Future minimum lease payments for finance leases required in the following five years are as follows (in thousands):

Year ending March:
2025	$2,630
2026	912
2027	94
2028	—
2029	—

3,636
Less imputed interest	(385)

$3,251

( g )	Principal payments on long-term debt required in the following five years and thereafter, including obligations under finance leases, are as follows (in thousands):

Year ending March:

2025	$4,243
2026	2,785
2027	13,615
2028	724
2029	850
Thereafter	4,722

$26,939

( h )	As of March 30, 2024 and March 25, 2023, the Company had $0.2 million, and $0.4 million , respectively, of outstanding letters of credit .

9.	Other long-term liabilities:
On
August 31, 2023, the Company entered into an inventory supplier agreement relating to inventory
purchases. The agreement requires a 20% payment within 30 days upon receipt of inventory and the balance is repayable over 34 monthly payments bearing interest at 6%. As of March 30, 2024, the Company has
U.S. $
2.1 million
(Cdn $2.8 million
)

outstanding on the loan of which
U.S.
$1.1 million (
Cdn

$1.5 million) is presented in
other
long-term liabilities
 and the balance as accounts payable
.
On
February 14, 2024, the Company entered into
an
inventory supplier agreement relating to
inventory
purchases. The agreement requires a 25% payment within 30 days upon receipt of inventory and the balance is repayable over 26 monthly payments and is interest-free. As of March 30, 2024, the Company has
U.S.
$1.3 million
 (Cdn $1.7 million
) outstanding on the loan of which
U.S.

$0.5 million
 (Cdn $0.7 million
) is presented
in
other
long-term liabilities
 and the balance as accounts payable
.
The cash flows related to inventory supplier agreements are presented in operating cash flows.

10.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:

(i)
The Company can issue stock options, stock appreciation rights, deferred share units and restricted stock units to executive management, key employees and directors under the stock-based compensation plans discussed below. The
Company’s
stock trades on the NYSE American and is valued in USD, as such all prices in Note 10 are denominated in USD.

The

Compan
y has a
Long-Term
Incentive Plan under which awards may be made in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of the Company. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The Long-Term Incentive Plan provided for the grant of units and performance units or share awards. As of March 30, 2024, there were 25,000 cash-based stock appreciation rights that were exercisable under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $1.18 as of March 30, 2024.

The Company has not made any grants under this incentive plan in the past three years. As at March 30, 2024, the Company has recognized a liability of $0.1 million in relation to these stock appreciation rights ($0.4 million as at March 25, 2023).
As
of
 March 30, 2024, there were stock options to purchase 20,000 Class A voting shares outstanding under the Long-Term Incentive Plan. During fiscal 2024, 2023, and 2022, no stock options were granted under the Long-Term Incentive Plan. As of March 30, 2024, 100% of the outstanding stock options were fully vested. Total compensation cost for options recognized in expenses was nil in each of fiscal 2024, 2023, and 2022. This
Long-Tern Incentive Plan
expired in February 2016 and no further awards will be granted under this plan. However, the Long-Term Incentive Plan will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms.

F-2
5

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Further to the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time
be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. As of March 26, 2021, there were a total of 1,000,000 shares of the Company’s Class A voting shares reserved for issuance under the Omnibus LTIP. On January 11, 2022, the Omnibus LTIP was amended to increase the number of the Company’s Class A voting shares reserved for issuance under the Omnibus LTIP from 1,000,000 to 1,500,000. This increase was ratified by a majority of shareholders in September 2022. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of March 30, 2024, there were stock options to purchase 12,000 Class A voting shares outstanding under the Omnibus LTIP, all of which were granted during fiscal 2017, with a three
-
year vesting period, an average exercise price of $1.43 and an expiration date of 10 years after the grant date. No additional stock options were granted under this plan since then. As of March 30, 2024, 100% of the outstanding stock options were fully vested. Total compensation cost for options recognized in expenses was nil in each of fiscal 2024, 2023, and 2022.
The following is a summary of the activity of Birks’ stock option plans and arrangements.

	Options	Weighted average exercise price
Outstanding March 27, 2021	395,147	$1.13
Exercised	(138,147)	0.94
Forfeited	—	—

Outstanding March 26, 2022	257,000	1.09
Exercised	(225,000)	1.10
Forfeited	—	—

Outstanding March 25, 2023	32,000	1.02
Exercised	—	—
Forfeited	—	—

Outstanding March 30, 2024	32,000	$1.02

A summary of the status of Birks’ stock options at March 30, 2024 is presented below:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$0.78	20,000	1.5	$0.78	20,000	$0.78
$1.43	12,000	2.6	1.43	12,000	1.43

	32,000	1.9	$1.02	32,000	$1.02

(b)
As of March 30, 2024, the Company no longer has any outstanding warrants exercisable into shares of the Company’s Class A voting shares (nil as of March 25, 2023 and 202,661 as of March 26, 2022). These awards were fully vested and no additional compensation expense was recognized. In fiscal 2024, nil (90,056 and 48,823 in fiscal 2023 and 2022) warrants were exercised for a total of nil (90,056 and 48,823 in fiscal 2023 and 2022, respectively) class A common shares, for total proceeds of nil (
U.S.

$149,000 and
U.S.
$163,000 in fiscal 2023 and 2022, respectively) (approximately
Cdn
$205,000 and
Cdn
$210,000 in fiscal 2023 and 2022, respectively). These warrants expired on August 20, 2022, and all remaining warrants have been forfeited.

(c)	Restricted stock units and deferred share unit plans:
On September 17, 2020
,
the Company issued 375,000 cash
-
settled restricted stock units (“RSUs”) to members of senior management under the Omnibus LTIP. These units vest after three years and expire within two months following the vesting date. Compensation expense is based on the fair value of the RSU and the liability is re-measured
at each reporting period. On December 20, 2021, the Company converted 325,000 of the outstanding cash-settled RSUs to equity
-
settled awards and as a result, the liability outstanding at that date of $0.9 million was reclassified to additional paid
-
in capital. At March 30, 2024, there were nil outstanding cash-settled RSUs as
all remaining cash
-
settled RSUs were exercised in fiscal 2024

(
50,000 outstanding at each of
March 25, 2023
and
March 26, 2022) and nil outstanding equity-settled RSUs
as all remaining equity-settled RSUs were exercised in fiscal 2024 (325,000 outstanding at each of
March 25, 2023
and
March 26, 2022
)
.

F-
2
6

The Company issued cash
-
settled deferred share units (“DSUs”) to members of the board of directors on October 1, 2023 (70,000

DSUs
)
and September 21, 2022 (
35,584
 un
its
). In the prior years, the Company issued cash-settled DSU’s on September 16, 2021 (
61,470
units), September 17, 2020 (
223,878
 units), October 7, 2019 (157,890
units) and June 20, 2019 (
86,954
units). On December 20, 2021, the Company converted all of the 750,482 outstanding cash-settled DSUs to equity
-
settled awards and as a result, the liability outstanding at that date of $4.6 million was reclassified to additional paid
-
in capital. During fiscal 2024,

8,896 cash-settled and
10,000
equity
-
settled
DSUs were exercised (nil for fiscal 2023 and fiscal 2022). At March 30, 2024, 96,688 cash-settled DSUs were outstanding (March 25, 2023 – 35,584
and
March 26, 2022

–

nil) and 740,482 equity-settled DSUs were outstanding (March 25, 2023 – 750,482
and
March 26, 2022 – 750,482). These units are exercisable immediately upon the date the member ceases being a director and expire on December 31 of the following year.

F-2
7

A summary of the status of the Company’s cash-settled RSUs and cash
-
settled DSUs at March 30, 2024 is presented below:

DSU
Outstanding March 27, 2021	689,012
Grants of new units	61,470
Converted to equity-settled awards	(750,482)

Outstanding March 26, 2022	—
Grants of new units	35,584

Outstanding March 25, 2023	35,584
Grants of new units	70,000
Exercised	(8,896)

Outstanding March 30, 2024	96,688

The fair value of cash
-
settled DSUs is measured based on the Company’s share price at each period end. As at March 30, 2024, the liability for all cash
-
settled DSU’s was $0.4 million (March 25, 2023 – $0.4 million
and
March 26, 2022 – nil). The closing stock price used to determine the liability for fiscal 2024 was $3.34
 ($8.18 as at March 26, 2023).
Total compensation cost (gain) for DSUs recognized in expense was ($0.3) million, $0.4 million, and $1.5 million in fiscal 2024, 2023, and 2022
, respectively
.

RSU
Outstanding March 27, 2021	375,000
Converted to equity-settled awards	(325,000)

Outstanding March 26, 2022	50,000
Exercised	—

Outstanding March 25, 2023	50,000
Exercised	(50,000)

Outstanding March 30, 2024	—

The fair value of cash
-
settled RSUs is measured based on the Company’s share price at each period end. As at March 30, 2024, the liability for all vested cash
-
settled RSUs was nil (March 25, 2023 - $0.5 million
and
March 26, 2022 - $0.2 million). The closing stock price used to determine the liability was $8.18 for fiscal 2023 and $5.12 for fiscal 2022. Total compensation cost (gain) for cash-settled RSU’s recognized in expense was $(0.2) million, $0.3 million, and $0.8 million in fiscal 2024, 2023, and 2022
, respectively.
 Total compensation cost for equity-settled RSU’s recognized in expense was $0.03 million, $0.5 million, and $0.2 million in fiscal 2024, 2023, and 2022
, respectively
.
A summary of the status of the Company’s equity-settled
DSUs
at March 30, 2024 is presented below:

DSU
Outstanding March 25, 2023 and March 26, 2022	750,482
Exercised	(10,000)

Outstanding March 30, 2024	740,482
A summary of the status of the Company’s equity-settled
RSUs
at March 30, 2024 is presented below:

RSU
Outstanding March 26, 2022 and March 25, 2023	325,000
Exercised	(325,000)

Outstanding March 30, 2024	—
The equity
-
settled RSUs and DSUs are recorded at fair value at grant or modification date and not subsequently re-measured.

11 .	Income taxes:

(a)
The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 30, 2024, the Company did not have any accrued interest or penalties related to uncertain tax positions due to available tax loss carry forwards. The tax years
2017
through
2024
remain open to examination by the major taxing jurisdictions to which the Company is subject.

8

The Company evaluates its deferred tax assets to determine if any adjustments to its valuation allowances are required. As part of this analysis, the Company could not reach the required conclusion that it would be able to more likely than not realize the value of net deferred tax assets in the future. As a result, the Company has a non-cash
valuation allowance of $26.1 million
(March 25, 2023 - $24.8 million)
against the majority of the Company’s net deferred tax assets.
The significant items comprising the Company’s net deferred tax assets at March 30, 2024 and March 25, 2023 are as follows:

	Fiscal Year Ended
	March 30, 2024	March 25, 2023
	(In thousands)
Deferred tax assets:
Loss and tax credit carry forwards	$14,481	$13,282
Difference between book and tax basis of property and equipment and intangible assets	7,228	7,396
Operating lease right-of-use asset	3,536	3,690
Other reserves not currently deductible	1,196	1,195
Other	(292)	(743)

Net deferred tax asset before valuation allowance	26,149	24,820
Valuation allowance	(26,149)	(24,820)

Net deferred tax asset	$—	$—

The Company’s income tax expense (benefit) consists of the following components:

	Fiscal Year Ended
	March 30, 2024	March 25, 2023	March 26, 2022
	(In thousands)
Income tax expense (benefit):
Current	$—	$—	$—
Deferred	(1,329)	(1,860)	1,781

Valuation allowance	1,329	1,860	(1,781)
Income tax expense	$—	$—	$—

The Company’s current tax payable was
nil
at March 30, 2024, March 25, 2023 and March 26, 2022.
The Company’s provision for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended
	March 30, 2024	March 25, 2023	March 26, 2022
Canadian statutory rate	25.7%	25.9%	26.1%
Utilization of unrecognized losses and other tax attributes	(28.6%)	(25.0%)	(130.8%)
Permanent differences and other	2.9%	(0.9%)	104.7%

Total	0.0%	0.0%	0.0%

(b)
At March 30, 2024, the Company had federal
non-capital
losses of $51.2 million available to reduce future Canadian federal taxable income and investment tax credits (“ITC’s”) in Canada of $0.2 million available to reduce future Canadian federal income taxes payable which will expire in accordance with their respective terms between 2024 and 2032. The Company also has capital losses of $1.5 million available to reduce future Canadian capital gains. These capital losses do not have an expiration date.

F-
29

The following table outlines the maturity of the federal non-capital losses by fiscal year-ends.

Non Capital losses as
of March 30, 2024 (in thousands)
Year ending March:	Operating
Expiring in 2025	—
Expiring in 2026	—
Expiring in 2027	—
Expiring in 2028	—
Expiring in 2029	—
Expiring in 2030	3,390
Expiring in 2031	—
Expiring in 2032	—
Expiring after 2032	47,773
Total non-capital losses as of March 30, 2024	51,163

F-3
0

12.	Capital stock:
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

	Class A common stock		Class B common stock		Total common stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount

Balance as of March 26, 2022	10,797,943	$37,883	7,717,970	$57,755	18,515,913	$95,638

Exercise of stock options and warrants	315,056	1,136	—	—	315,056	1,136

Balance as of March 25, 2023	11,112,999	39,019	7,717,970	$57,755	18,830,969	$96,774

Settlement of stock units	335,000	1,706	—	—	335,000	1,706

Balance as of March 30, 2024	11,447,999	$40,725	7,717,970	$57,755	19,165,969	$98,480

F-3
1

13.	Leases:
Amounts recognized in the consolidated statement of operations were as follows:

	March 30, 2024	March 25, 2023	March 26, 2022
	(In thousands)
Fixed operating lease expense	$11,874	$12,053	$12,155
Variable operating lease expense (1)	5,569	5,007	3,482

Total lease expense	$17,443	$17,060	$15,637

(1)
In May 2020, the FASB issued guidance to Topic 842, Leases, exempting lessees from determining whether
COVID-19
related rent concessions are lease modifications when certain conditions are met. In accordance with the guidance issued, the Company adopted the amendment effective March 29, 2020 and elected not to treat COVID-19 related rent concessions as lease modifications. As such, for the period ended March 30, 2024, no
rent concessions (March 25, 2023 of $0.2 million
and
March 26, 2022 of $1.5 million) were recognized in the consolidated statement of operations as a negative variable rent expense.

Variable operating lease expense includes percentage rent, taxes, mall advertising and common area maintenance charges.
The
weighted average remaining operating lease term was 5.7 years and the weighted average discount rate was 10.0% for all of the Company’s operating leases as of March 30, 2024.
The following table provides supplemental cash flow information related to the Company’s operating leases:

	March 30, 2024	March 25, 2023	March 26, 2022
	(In thousands)
Cash outflows from operating activities attributable to operating leases (1)	$13,422	$14,235	$11,954
Right-of-use assets obtained in exchange for Operating lease liabilities (2)	$1,503	$2,579	$5,612

(1)
There were no
rent concessions associated to base rent for the period ended March 30, 2024
. Net
 of $
0.2
 million and $
1.5
 million rent concessions associated to base rent for the periods ended March 25, 2023 and March 26, 2022, respectively.

(2)
Right-of-use
assets obtained are recognized net of leasehold inducements. For the period ending March 30, 2024, leasehold inducements totaled $
1.7
 million of which $
0.8
 million is included in Accounts Receivable
 and other receivables.
For the period ending March 25, 2023, leasehold inducements totaled $
0.1
 million of which $
0.1
 million is included in Accounts Receivable

and other receivables
.

The following table reconciles the undiscounted cash flows expected to be paid in each of the next five fiscal years and thereafter to the operating lease liability recorded on the Consolidated Balance Sheet for operating leases and finance leases which is included in long-term debt as of March 30, 2024.

Minimum Lease Payments as of March 30, 2024
(in thousands)
Year ending March:	Operating
2025	13,189
2026	13,499
2027	13,144
2028	12,388
2029	10,799
Thereafter	46,072

Total minimum lease payments	109,091
Less: amount of total minimum lease payments representing interest	(42,780)

Present value of future total minimum lease payments	66,311
Less: current portion of lease liabilities	(6,430)

Long-term lease liabilities	$59,881

F-3
2

14.	Contingencies:
The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigation and are subject to claims. While the final outcome with respect to claims and legal proceedings pending at March 30, 2024 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

1 5 .	Segmented information:
The Compa
ny has two reportable segments
,
Retail and Other. As of March 30, 2024, Retail operated 18 stores across Canada under the Maison Birks brand, one retail location in Calgary under the Brinkhaus brand, two retail locations in Vancouver under the Graff and Patek Philippe brands, and one retail location in Laval under the Breitling brand. During fiscal 2024, the Company closed three stores (two stores in fiscal 2023

and
three stores in fiscal 2022
)
operating under the Maison Birks banner and did not open any new stores. Other consists primarily of our
e-commerce
business, wholesale business and gold exchange program. The two reportable segments are managed and evaluated separately based on unadjusted gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.
Certain information relating to the Company’s segments for the years ended March 30, 2024, March 25, 2023, and March 26, 2022, respectively, is set forth below:

	Retail			Other				Total
	2024	2023	2022	2024	2023		2022	2024	2023	2022
	(In thousands)

Sales to external customers	$173,872	$153,428	$167,819	$11,403	$9,522		$13,523	$185,275	$162,950	$181,342
Inter-segment sales	—	—	—	605	493		574	605	493	574
Unadjusted Gross profit	$71,665	$67,184	$72,061	$5,352	$4,740	(1)	$6,961	$77,017	$71,924	$79,022

(1)
The amount presented has been corrected by $2.2 million in these financial statements from the
amount
previously disclosed to reflect the accurate unadjusted gross profit. The total unadjusted gross profit for the year ended March 25, 2023 remains unchanged
as previously disclosed.

The following sets forth reconciliations of the segment’s gross profits and certain unallocated costs to the Company’s consolidated gross profits for the years ended March 30, 2024, March 25, 2023, and March 26, 2022:

	Fiscal Year Ended
	March 30, 2024	March 25, 2023	March 26, 2022
	(In thousands)
Unadjusted gross profit	$77,017	$71,924	$79,022
Inventory provisions	(1,207)	(849)	(383)
Other unallocated costs	(2,278)	(3,153)	(2,445)
Adjustment of intercompany profit	23	38	26

Gross profit	$73,555	$67,960	$76,220

F-3
3

Sales by classes of similar products and by channel were as follows:

	Retail			Other			Total
	2024	2023	2022	2024	2023	2022	2024	2023	2022
	(In thousands)

Jewelry and other	$75,401	$77,611	$78,586	$9,825	$8,187	$11,936	$85,226	$85,798	$90,522
Timepieces	98,471	75,817	89,233	1,578	1,335	1,587	100,049	77,152	90,820

	$173,872	$153,428	$167,819	$11,403	$9,522	$13,523	$185,275	$162,950	$181,342

F-3
4

16.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the consolidated financial statements except the following:

	Fiscal Year Ended
	March 30, 2024	March 25, 2023	March 26, 2022
	(In thousands)

Expenses incurred:
Management fees to related parties (b)	41	—	—
Consultant fees to a related party (f)	217	205	237
Expense reimbursement to a related party (d)	25	35	36
Interest expense on cash advance received from controlling shareholder (c)	226	218	297
Compensation paid to a related party (e)	366	344	364
Fees charged to RMBG in exchange for retail support and administrative services (g)	(613)	—	—
Balances:
Accounts payable to related parties	117	117	75
Interest payable on cash advance received from controlling shareholder (c)	18	16	15
Receivable from joint venture (g)	214	1,815	1,543

(b)
Effective January 1, 2016, the Company entered into a management consulting services agreement with Gestofi S.A. (“Gestofi”)

all in accordance with the Company’s Code of Conduct relating to related party transactions. Under the management consulting services agreement, Gestofi provides the Company with services related to the obtaining of financing, mergers and acquisitions, international expansion projects, and such other services as the Company may request. Under the agreement, the Company paid an annual retainer of €140,000 (approximately $202,000 in Canadian dollars). The original term of the agreement was until December 31, 2016 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In November 2018, the agreement was renewed on the same terms and conditions except that the retainer was reduced to €40,000 (approximately $61,000 in Canadian dollars). In March 2019, the agreement was amended to (i) waive the yearly retainer and reimburse only the out-of-pocket
expenses related to the services, and (ii) allow for a success fee to be mutually agreed upon between the Company and Gestofi in the event that financing or a capital raise is achieved. This agreement was
renewed in November 2023 until December 31, 2024. In fiscal 2024, 2023, and 2022, the Company incurred expenses of €28,000 (approximately

$
41,000 in Canadian dollars), nil, and nil respectively, under this agreement to Gestofi.

(c)
The Company has a cash advance outstanding from its controlling shareholder, Montel S.à.r.l. (“Montel”, formerly Montrovest), of

U.S.
$
1.5
million (approximately $
2.0
million in Canadian dollars) originally received in May 2009 from Montrovest. This cash advance was provided to the Company by Montrovest to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s
Amended
Credit Facility and
Amended
Term Loan. This cash advance bears an annual interest rate of
11
%, net of withholding taxes, representing an effective interest rate of approximately
12
%, and is repayable upon demand by Montel once conditions stipulated in the Company’s
Amended
Credit Facility permit such a payment. At March 30, 2024 and March 25, 2023 advances payable to the Company’s controlling shareholder amounted to
U.S.
$
1.5
million (approximately
$2.0 million and

$
2.1

million in Canadian dollars), respectively.

On July 28, 2017, the Company received a U.S. $2.5 million (approximately $3.3 million in Canadian dollars) loan from Montel, to finance its working capital needs. The loan bears interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%. During fiscal year 2019, U.S. $1.25 million (approximately $1.55 million in Canadian dollars) was repaid. During fiscal 2022, the remaining principal balance on the loan of approximately U.S. $1.25 million ($1.6 million in Canadian dollars) was fully repaid.

5

(d)
In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl of certain expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s then Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s Chairman of the Executive Committee and the Company’s current Executive Chairman of the Board, for the work performed on behalf of the Company, up to a yearly maximum of
U.S.
$260,000 (approximately $340,000 in Canadian dollars). The yearly maximum was reduced to
U.S.
$130,000 (approximately $170,000 in Canadian dollars), and in fiscal 2019 the terms were amended so that only administrative support and analytical service costs can be reimbursed. This agreement was further renewed in March 2020 on the same terms and conditions except that the expenses would be invoiced in Euros. In March 2024, the agreement was renewed for an additional one-year
term on the same terms and conditions. During fiscal 2024, 2023, and 2022, the Company incurred expenses of €17,000, €24,000, and €24,000 (approximately $25,000, $35,000, and $35,000 in Canadian dollars)
,
respectively to Regaluxe Srl under this agreement.

(e)
Effective January 1, 2017, the Company agreed to total annual compensation of €250,000 (approximately $388,000 in Canadian dollars),

with Mr. Niccolò Rossi di Montelera in connection with his appointment as Executive Chairman of the Board and Chairman of the Executive Committee. In fiscal 2024, 2023, and 2022, the Company incurred costs of €250,000, €250,000 and €250,000 (approximately $366,000, $344,000, and $364,000 in Canadian dollars), respectively in connection with this agreement.

(f)
On March 28, 2018, the Company’s Board of Directors approved the Company’s entry into a consulting services agreement with Carlo Coda Nunziante effective April 1, 2018. Under the agreement, Carlo
Coda-Nunziante,
the Company’s former Vice President, Strategy,
and brother-law to the Executive Chairman of the Board,
is providing advice and assistance on the Company’s strategic planning and business strategies for a total annual fee, including reimbursement of out-of-pocket
expenses of €146,801

(
a
pproximately $222,000 in Canadian dollars), net of applicable taxes. In fiscal 2024, 2023 and 2022, the Company incurred charges of €149,000, €149,000 and €162,000 (approximately $217,000, $205,000 and $237,000 in Canadian dollars), including applicable taxes, respectively. This agreement was
extended
for an additional 6-month period ending on
September 30
th
, 2024 upon the same terms and conditions.

(g)
On April 16, 2021, the Company entered into a joint venture with FWI LLC (FWI) to form RMBG Retail Vancouver ULC (RMBG). The Company originally contributed nominal cash amounts as well as $1.6 million of certain assets in the form of a shareholder advance for 49% of the legal entity comprising the joint venture. The advance is reimbursed from the actual profits of the business and was non-interest bearing. As at March 25, 2023 and March 26, 2022, the Company had an outstanding shareholder advance of $1.8 million and $1.5 million, respectively, which was presented in accounts receivable and other receivables on the consolidated balance sheet. This shareholder advance was fully reimbursed in fiscal 2024.

The Company provides RMBG with retail support and administrative services, and charges RMBG for these related services. During fiscal 2024, the Company charged $612,500 to RMBG (nil in both fiscal years 2023 and 2022). These fees are reflected as a reduction of selling, general and administrative expenses in the consolidated statement of operations. As of March 30, 2024, the Company has $0.2 million (nil as at March 25, 2023 and March 26, 2022 respectively) as a receivable related to these related services, and is presented in accounts receivable and other receivables on the consolidated balance sheet.

(h)
In April 2011, the Company entered into a Wholesale and Distribution Agreement with Regaluxe Srl. Under the agreement, Regaluxe Srl is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on April 1, 2011. Under this agreement, the Company pays Regaluxe Srl a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe Srl less a discount factor of 3.5%. The agreement’s initial term was until March 31, 2012, and may be renewed by mutual agreement for additional one year terms. This agreement has been renewed annually and in March 2023, the agreement was renewed for an additional one-year term. This agreement was not renewed in March 2024. During fiscal year 2024, fiscal 2023 and fiscal 2022, the Company did not make any payments to Regaluxe Srl under this agreement.

(i)
On July
15
, 2024, the
Company obtained a support letter from one if its shareholders, Mangrove Holding S.A., providing financial support in an amount of up to

$3.75
million, of which $1.0 million would be available after January 1, 2025. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least
 July 31, 2025, to
assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in meeting its financial covenant requirements of maintaining minimum excess availability levels of
 $8.5 million
at all times as required by its Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025.

17.	Financial instruments:
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

F-3
7

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3 – Unobservable inputs reflecting the reporting entity’s own assumptions. Level 3 inputs are considered to carry the least weight within the fair value hierarchy due to substantial levels of judgment required in determining fair values.
The Company has determined that the carrying value of its cash and cash equivalents, accounts receivable, long-term receivables, accounts payable and accrued liabilities approximates fair values as at the balance sheet date. As of March 30, 2024 and March 25, 2023, for the $63.4 million and $57.9 million, respectively, of bank indebtedness and the $12.3 million and $12.3 million, respectively of long-term
debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.
As of March 30, 2024 and March 25, 2023, the fair value of the remaining $14.6 million and $12.1 million, respectively of fixed-rate long-term debt is estimated to be approximately $14.6 million and $12.0 million, respectively. The fair value was determined by discounting the future cash flows of each instrument at the current market interest rates for the same or similar debt instruments with the same remaining maturities adjusted for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Company considered interest rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s lenders. As a result, the Company has determined that the inputs used to value these long-term debts fall within Level 3 of the fair value hierarchy.

1 8 .	Government grants
In response to the COVID-19 pandemic, various government programs were announced to provide financial relief for affected businesses such as the Canada Emergency Wage Subsidy (“CEWS”) program in April 2020 and the Canada Emergency Rent Subsidy (“CERS”) program in October 2020.
CEWS provide
d
 a wage subsidy on eligible paid compensation, subject to limits per employee, to eligible employers based on certain criteria, including demonstration of certain revenue declines as a result of COVID-19. During fiscal 2024 and 2023, the Company did not recognize any CEWS funding. In fiscal 2022
,
$0.5
million
was
recorded as a reduction to the eligible employee compensation expense incurred by the Company during such
period (within selling, general, and administrative expenses). As at March 30, 2024 and March 25, 2023
, nil
 is included within Account Receivable
and other receivables
on the consolidated balance sheet.

CERS provide
d
 a rent subsidy for eligible property expenses, such as occupancy costs, based on certain criteria and is proportional to revenue declines as a result of COVID-19. For the fiscal year ended March 30, 2024, the Company did not recognize any CERS
funding. In
fiscal 2023 and
fiscal 2022
, nil and
$0.5 million
,
respectively was
recorded as a reduction to the eligible occupancy expense incurred by the Company during
s
uch
 period (within selling, general and administrative expenses). As at March 30, 2024 and March 25, 2023, nil is included within Account Receivable and other receivables
on the consolidated balance sheet.

19.	Subsequent events
On June
26
, 2024, the Company entered into an amendment to the Amended Credit Facility with Wells Fargo Capital Finance Corporation Canada. The amendment replaces the interest rate of CDOR plus a spread ranging from 1.5%

-
2% depending on the Company’s excess availability levels for the interest rate of CORRA plus a CORRA adjustment ranging from 0.30% to 0.32% and a spread ranging from 1.5%

-
2% depending on the Company’s excess availability levels. The adjustment is effective on June
26
, 2024.
On June
26
, 2024, the Company entered into an amendment to the Amended Term Loan with
SLR.
The amendment replaces the interest rate of CDOR plus 7.75% (or CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants) for the interest rate of CORRA plus a CORRA adjustment of 0.32% and 7.75% (or CORRA plus a CORRA adjustment of 0.32% plus 7.00% or CORRA plus a CORRA adjustment of 0.32% plus 6.75% depending on the Company complying with certain financial covenants). The adjustment is effective on June
26
, 2024.
On June 3, 2024, the Company entered into a financing agreement for a capital lease facility
financing

with Varilease Finance. Inc
.
relating to
certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the
partial
renovation of a store. The maximum borrowing amount under this facility is
U.S
.

$0.6 million
(Cdn $
0.8 million
) and the balance as of March 30, 2024 is nil. The payments are interest bearing at approximately 10%
annually
and commence upon project completion
.
On June 20, 2024, the Company entered into an early termination lease agreement for one of its retail stores, that modifies the lease term to
January 31, 2025.
The lease termination results in a termination payment that is to be repaid over a period of time up to April 2026.
On July
15
, 2024, the
Company obtained a support letter from one if its shareholders, Mangrove Holding S.A., providing financial support in an amount of up to
$
3.75
million, of which $1.0 million would be available after January 1, 2025. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least
July 31, 2025, to
assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in meeting its financial covenant requirements of maintaining minimum excess availability levels of
$8.5
million at all times as required by its Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayment
s
prior to July 31, 2025.

F-3
8