Form 20-F/A
period 2024-03-30
BIRKS GROUP INC.
filed 2024-07-18
CIK 1179821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F/A

(Amendment No. 1)

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

i

Explanatory Note
Birks Group Inc. (the “Company”) is filing this Amendment No. 1 to its annual report on Form
20-F
for the fiscal year ended March 30, 2024 (the “Amendment No. 1”), which was originally filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2024 (the “Original Filing”). The purpose of this Amendment No. 1 is solely to include the auditor’s signature on the “Report of Independent Registered Public Accounting Firm” issued by our auditor KPMG LLP for the fiscal year ended March 30, 2024, which was inadvertently excluded from the Original Filing.
In order to comply with certain requirements of the SEC’s rules in connection with this filing, this Amendment No. 1 includes Item 18. Financial Statements. For the avoidance of doubt, there have been no changes to the Company’s financial statements set forth in the Original Filing. Consistent with the rules of the SEC, the certifications of the Company’s principal executive officer and principal financial officer as of the date of this Amendment No. 1 are attached as exhibits to this Amendment No. 1.
Except as described above, no other changes have been made to the Original Filing. This Amendment No. 1 speaks as of the filing date of the Original Filing. Other than as stated otherwise, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filing, or reflect any events that have occurred since the date thereof. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s filings with the SEC subsequent to the filing of the Original Filing.

Item 18.	Financial Statements
The financial statements required by this item are found at the end of this Annual Report beginning on page
F-1.
PART III

Item 19.	Exhibits
The following exhibits are part of this Annual Report on Form
20-F.

Exhibit Number	Description of Document

1.1	Restated Articles of Incorporation of Birks Group Inc., effective as of November 14, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

1.2	Articles of Amendment of Birks Group Inc., effective as of October 1, 2013. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 25, 2014.

1.3	Articles of Amendment of Birks Group Inc. effective as of October 3, 2014. Incorporated by referenced from Birks Group Inc.’s Form 20-F filed with the SEC on June 26, 2015.

1.4	By-law No. One of Birks Group Inc. adopted on December 28, 1998 and amended on April 9, 2012. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 3, 2012.

2.1	Form of Birks Class A voting share certificate as amended as of October 1, 2013. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 25, 2014.

2.2	Description of Capital Stock. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 8, 2020.

4.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2	Form of Directors and Officers Indemnity Agreement. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 23, 2023.

4.3	Agreement of Principal Lease between 7739907 Canada Inc. and Birks Group Inc. executed on March 17, 2017. Incorporated by reference from the Birks Group Inc.‘s Form 6-K filed with the SEC on May 12, 2017.

4.4	Employment Agreement between Miranda Melfi and Birks Group dated February 24, 2006. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.5	Management Consulting Services Agreement between Birks Group Inc. and Gestofi S.A. entered into as of November 20, 2015. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 30, 2016.

4.6	Birks Group Inc. Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.7	Birks Group Inc. Omnibus Long-Term Incentive Plan as amended on January 11, 2022. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on June 24, 2022

4.8	Form of Stock Appreciation Rights Agreement. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.9	Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 8, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2020.

4.10	Amendment dated February 18, 2021, to the Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 8, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 17, 2021.

4.11	Amended and Restated Cash Advance Agreement between Birks Group Inc. and Montrovest B.V., dated June 8, 2011. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.12+	Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos, dated January 4, 2012. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 23, 2023.

4.13+	Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos dated April 18, 2013. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 23, 2023.

4.14+	Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos effective October 1, 2015. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 23, 2023.

4.15	Canadian Offering Memorandum, dated as of April 27, 2012. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.16	Form of Subscription Rights Certificate. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on May 24, 2012.

4.17	Consulting Services Agreement between Carlo Coda Nunziante and Birks Group Inc., dated March 31, 2018. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 3, 2018.

4.18	Credit Agreement by and among Crystal Financial LLC, as Agent, the lenders that are parties thereto as the Lenders, and Birks Group Inc. dated as of June 29, 2018. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 3, 2018.

4.19	Amendment No.1 to the Credit Agreement by and among by and among the lenders thereto as lenders, Crystal Financial LLC, as agent, and Birks Group Inc. dated as of April 18, 2019. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 8, 2020.

4.20	Amendment No.2 to the Credit Agreement by and among by and among the lenders thereto as lenders, Crystal Financial LLC, as agent, and Birks Group Inc. dated as of July 3, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 17, 2021.

4.21	Amendment No.3 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of August 31, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.22	Amendment No.4 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of December 15, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.23	Amendment No.5 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of December 24, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.23***	Amendment No.6 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of June 26, 2024.

4.24	Employment Agreement dated June 29, 2018 entered into between Birks Group Inc. and Maryame El Bouwab. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on July 13, 2018.

4.25	Employment Agreement dated December 18, 2019 entered into between Birks Group Inc. and Katia Fontana. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 8, 2020.

4.26	Loan Agreement between Birks Group Inc. and Investissement Québec entered into on August 24, 2021. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on November 18, 2021.

4.27	Amended and Restated 2021 Credit Agreement by and among Wells Fargo Capital Finance Corporation Canada, as Administrative Agent, the Lenders that are parties thereto as the Lenders, and Birks Group Inc., as Borrower, dated as of December 24, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.28***	First Amendment to Amended and Restated Credit Agreement by and among Birks Group Inc., as Borrower, Cash, Gold & Silver Inc. and Birks Investments Inc. as Guarantors, Wells Fargo Capital Finance Corporation Canada, as Administrative Agent, and the Lenders that are parties thereto as the Lenders, dated as of June 26, 2024.

4.29***	Master Lease Agreement between Varilease Finance, Inc. and Birks Group Inc. made as of July 14, 2023 (“Master Lease Agreement”).

4

4.30***	Schedule No. 01 to the Master Lease Agreement entered into between Varilease Finance, Inc. and Birks Group Inc. dated July 14, 2023.

4.31***	Schedule No. 02 to the Master Lease Agreement entered into between Varilease Finance, Inc. and Birks Group Inc. dated February 1, 2024.

4.32***	Schedule No. 03 to the Master Lease Agreement entered into between Varilease Finance, Inc. and Birks Group Inc. dated February 1, 2024.

4.33***	Schedule No. 04 to the Master Lease Agreement entered into between Varilease Finance, Inc. and Birks Group Inc. dated June 3, 2024.

4.34***	Letter of support agreement between Mangrove Holdings S.A. and Birks Group Inc. dated July 15, 2024.

8.1***	Subsidiaries of Birks Group Inc.

11.1***++	Birks Group Inc. Policy, Procedures and Guidelines Governing Insider Trading and Disclosure.

12.1*	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1**	Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1***	Consent of KPMG LLP.

97.1***	Birks Group Inc. Policy Regarding the Mandatory Recovery of Compensation.

101.INS***	Inline XBRL Instance Document

101.SCH***	Inline XBRL Taxonomy Extension Schema Document

101.CAL***	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.1***	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 30, 2024, has been formatted in Inline XBRL and is contained in Exhibit 101.

*	Filed with this Amendment No. 1.
**	Furnished with this Amendment No. 1.
***	Previously Filed with the Original Filing.
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

5

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on its behalf.

BIRKS GROUP INC.

Date: July 18, 2024	/s/ Katia Fontana
Katia Fontana,
Vice President and Chief Financial Officer

6

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
The Company continues to and expects to continue to operate through its senior secured credit facility and senior secured term loan.
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
pre-existing
loans from
October 2022
to
December 2026
.
On
 August 24, 2021, the Company entered into a 10
-
year loan agreement with Investissement Québec, the sovereign fund of the province of Québec, for an amount of up to $
4.3

million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of March 30, 2024, the Company has $
4.2
 million
outstanding on the loan. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 at the end of the Company’s fiscal year. The working capital ratio of 1.01 may be lower in any given year if a tolerance letter accepting a lower working capital ratio is received from Investissement Québec. During fiscal 2024, the Company received a tolerance letter from Investissement Québec that allowed the Company, as at March 30, 2024 to tolerate a working capital ratio of

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