Form 20-F
period 2025-03-29
BIRKS GROUP INC.
filed 2025-07-25
CIK 1179821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 29, 2025
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

11,876,717	Class A Voting Shares, without nominal or par value
7,717,970	Class B Multiple Voting Shares, without nominal or par value
0	Series A Preferred Shares, without nominal or par value, issuable in series
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
☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
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

Presentation of Financial and Other Information

Throughout this Annual Report, we refer to our fiscal year ending March 29, 2025, as fiscal 2025, and our fiscal years ended March 30, 2024, and March 25, 2023, as fiscal 2024 and 2023, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 29, 2025 and March 25, 2023 consisted of 52 weeks each, whereas the fiscal year ended March 30, 2024 consisted of 53 weeks.

All figures presented in this Form 20-F are in Canadian dollars unless otherwise specified.

Current Developments

External risk factors

The Company believes recent general economic conditions, business and retail climates, and geopolitical instability, which includes heightened inflation, stock market volatility, high interest rates and tariffs and retaliatory tariffs, could lead to a slow-down in certain segments of the global economy and affect customer behavior and the amount of discretionary income spent by potential consumers to purchase the Company’s products. If global economic, financial market and geopolitical conditions persist or worsen, the Company’s sales may decrease, and the Company’s financial condition and results of operations may be adversely affected.

Acceptance of Compliance Plan by NYSE American

On February 25, 2025, the Company was notified by NYSE American LLC (“NYSE American”) that it was not in compliance with the continued listing standards set forth in Section 1003(a)(i) and (ii) of the NYSE American Company Guide (the “Company Guide”). Section 1003(a)(i) applies if a listed company has stockholders’ equity of less than U.S. $2.0 million and has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years. Section 1003(a)(ii) applies if a listed company has stockholders’ equity of less than U.S. $4.0 million and has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. The Company reported stockholders’ deficit of U.S. $6.1 million (CAD $(8.2) million) as of September 28, 2024, and net losses in two of its three most recent fiscal years ended March 30, 2024 and in three of its four most recent fiscal years ended March 30, 2024. The Company was not eligible for any exemption in Section 1003(a) of the Company Guide from the stockholders’ equity requirements.

In accordance with the procedures and requirements of Section 1009 of the Company Guide, the Company submitted its plan of compliance on March 27, 2025, addressing how the Company intends to regain compliance with Section 1003(a)(i) and (ii) of the Company Guide. On May 13, 2025, NYSE American notified the Company that it accepted the Company’s plan and granted the Company an extension for its continued listing until August 25, 2026 (the “Plan Period”).

The Company is subject to periodic review by NYSE American during the Plan Period. If the Company does not regain compliance by the end of the Plan Period, or if the Company does not make progress consistent with the plan during the Plan Period, NYSE American may initiate delisting procedures as appropriate.

Receipt of the non-compliance and acceptance notices does not affect the Company’s business, operations, financial or liquidity condition, or reporting requirements with the Securities and Exchange Commission. During this time, the Company’s Class A voting shares will continue to be listed and trade under the symbol “BGI.”

Significant Transaction

On June 6, 2025, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with the shareholders of 1067830 Ontario Limited (“the Target”), a company incorporated under the laws of Ontario, to acquire the Target and its wholly-owned subsidiaries which operate four retail locations in Toronto, Ontario, under the European Boutique brand and are engaged primarily in luxury timepieces and jewelry retail activities. The purchase was completed on July 8, 2025, for a total consideration of $9.0 million, of which $7.0 million payable at closing and $2.0 million is payable over two years from closing, subject to certain adjustments customary for and acquisition of this nature (the “European Acquisition”).

On June 26, 2025, Mangrove Holding S.A., one of the Company’s controlling shareholders, entered into a loan agreement with the Company to advance $3.75 million of additional indebtedness (the “Mangrove Loan”) to fund the Company’s working capital requirements, at an annual interest rate of 15%, which would be repayable, in full, on December 24, 2026.

In conjunction with the closing of the European Acquisition, on July 8, 2025, the Company entered into an amendment to the Amended Term Loan (defined below) with Crystal Financial LLC (D/B/A SLR Credit Solutions) (“SLR”), whereby SLR provided the Company with an additional term loan of $13.5 million to fund the European Acquisition and to fund ordinary course working capital (the “Incremental Loan”). The Incremental Loan bears interest at the same rate as the current term loan with SLR which is CORRA plus (i) a CORRA adjustment of 0.32% and (ii) 7.75%, and is repayable, in full, on December 24, 2026.

In addition, contemporaneously with the Incremental Loan, on July 8, 2025, the Company entered into an amendment and waiver to the Amended Credit Facility (as defined below) with Wells Fargo Capital Canada Corporation (“Wells Fargo”) whereby Wells Fargo waives certain provisions of the existing Amended Credit Facility to permit the European Acquisition, the Incremental Loan and the Mangrove Loan.

Forward-Looking Information

This Annual Report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including, without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) heightened inflationary pressure and interest rates, a decline in consumer discretionary spending, and increased cost of borrowing or deterioration in consumer financial position; (ii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, and the impact on store traffic, tourism and sales, as well the recently imposed tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, to maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (v) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, renovate existing stores and invest in its website and e-commerce platform; (vi) the Company’s ability to execute its strategic vision; and (vii) the Company’s ability to invest in and finance capital expenditures.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward-looking statements, such as inaccurate assumptions and other risks and uncertainties, some known and some unknown. No forward-looking statement is guaranteed, and actual results may vary materially. Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

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

D. Risk Factors

RISK FACTORS

Risks Related to Global and Economic Conditions

Our business depends, in part, on factors affecting consumer spending that are out of our control. A downturn in the global economy, including as a result of general economic conditions, such as inflation, interest rate increases, or tariffs or retaliatory tariffs, can significantly affect consumer purchases of discretionary items, which could materially impact our sales, profitability and financial condition.

Our business, like other retailers, depends on consumer demand for our products and our sales are affected by discretionary spending by consumers. Consequently, our business is sensitive to a number of factors that are beyond our control, and that influence consumer spending, including general economic conditions, interest and tax rates, inflation, tariffs and retaliatory tariffs, consumer confidence in future economic conditions, domestic and international geopolitical conditions, the availability of consumer credit, consumer indebtedness levels, tourism, recession and fears of recession, disposable consumer income, level of customer traffic in shopping malls and other retail centers, conditions in the housing market, consumer perceptions of personal well-being and security, fuel prices, inclement weather, foreign exchange rates, sales tax rate increases, pandemics, epidemics, disease outbreaks, and other public health crises, and war and fears of war. Jewelry and timepiece purchases are discretionary for consumers and may be particularly and disproportionately affected by adverse trends in the general economy and the equity markets. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for our products, resulting in a reduction in our sales and harming our business, operating results and cash flows. Recent geopolitical events and general economic conditions, such as rising inflation, could lead to a slow-down in certain segments of the global economy and could affect the amount of discretionary income available for certain consumers to purchase our products. If adverse global economic and financial market conditions persist, our sales could decrease, and our financial condition and results of operations could be adversely affected. The risk of recession is growing, notably in light of the significant increase in interest and inflation rates and could further have an adverse impact on our business and results of operations.

A substantial portion of our customers use credit, either from our private label and proprietary credit cards or another consumer credit source, to purchase jewelry and timepieces. When there is a downturn in the general economy, fewer people may use or be approved for credit, which could result in a reduction in net sales and/or an increase in credit losses, which in turn could lead to an unfavorable impact on our overall profitability. The current inflationary environment, high interest rates, and the increase in cost of sales could negatively affect consumer spending and have adverse effects on our business and our financial results. Any of these factors could have a material adverse impact on our business, financial results, and the execution of our strategic plan. We have seen decreases in consumer spending, and such trends may continue. If periods of decreased consumer spending continue, our sales could be negatively impacted, and our financial condition and results of operations could be adversely affected. Consequently, our belief that we currently have sufficient liquidity to fund our operations is based on certain assumptions about the future state of the economy, the future availability of borrowings to fund our operations and our future operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance, and we may determine that we do not have sufficient capital to fund our operations.

Our business, financial condition, results of operations and cash flows have been and may continue to be adversely impacted by the COVID-19 pandemic or other public health crisis, disease outbreak, epidemic or pandemic.

A public health crisis or disease outbreak, epidemic or pandemic, such as COVID-19, or the threat or fear of such events, has adversely impacted and could continue to adversely impact our business. Consumer demand may be impacted amidst the uncertainty caused by a public health crisis, disease outbreak, epidemic or pandemic which could negatively impact our retail business. Our business is particularly sensitive to reductions in discretionary spending by consumers. A public health crisis, disease outbreak, epidemic or pandemic may cause significant uncertainty and disruption in the financial markets both globally and in Canada, which may lead to a decline in discretionary spending by consumers, and which in turn may impact, materially, our business, sales, financial condition and results of operations. Our retail business is sensitive to tourism and a public health crisis, disease outbreak, epidemic or pandemic may impact tourism. A public health crisis, disease outbreak, epidemic or pandemic may also disrupt our global supply chain network, including shortages of certain products due to disruptions in manufacturing by our suppliers, as well as costs of production and distribution.

Financial and Liquidity Risks

The financial statements have been prepared assuming that the Company will continue as a going concern.

We have an accumulated deficit of $138.3 million as of March 29, 2025, and a net loss of approximately $12.8 million for the fiscal year ended March 29, 2025 and have negative cash flows from operations. The Company received two loans in July 2025 to finance the European Acquisition and support working capital needs (see Current Developments). Our audited financial statements for the fiscal year ended March 29, 2025, were prepared under the assumption that the Company will continue as a going concern. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Additional financing or capital required may not be available on commercially reasonable terms or may not be available at all. If we are unable to meet our financial projections or renew our debt agreements when they become due in December 2026, we may need to raise additional funds through public or private equity or debt financing, including funding from governmental sources, which may not be possible as the success of raising additional funds is beyond our control. The sale or issuance of additional equity securities could result in significant dilution to our current shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our common stock. Failure to obtain such additional financing or capital could have an adverse impact on our liquidity and financial condition including our ability to continue as a going concern, in which case we would need to cease our operations. In addition, should a substantial doubt exist in the Company’s ability to continue as a going concern, this would trigger an event of default on both the Amended Credit Facility and the Amended Term Loan, and a cross-default on the Company’s other loans. The event of default would result in the debt balances becoming immediately due.

The level of our indebtedness could adversely affect our operations, liquidity and financial condition.

Our debt levels fluctuate from time to time based on seasonal working capital needs. In fiscal 2025, the Company’s total indebtedness increased by $9.6 million driven primarily by an increase in bank indebtedness as a result of negative cash flows from operations. In fiscal 2024, the Company’s total indebtedness increased by $8.1 million driven primarily by an increase in bank indebtedness as a result of negative cash flows from operations. Along with the increase in bank indebtedness, interest expense also increased as a result of the level indebtedness and the interest rates. The following table sets forth our total indebtedness (including bank indebtedness and current and long-term portion of debt), total stockholders’ equity (deficiency), total capitalization and ratio of total indebtedness to total capitalization as of March 29, 2025, and March 30, 2024 (dollars in thousands):

	March 29, 2025	March 30, 2024
Total indebtedness (consisting of bank indebtedness and long-term debt, including current portion)	$99,864	$90,311
Total stockholders’ equity (deficiency)	$(18,011)	$(5,149)
Total capitalization	$81,853	$85,162

Ratio of total indebtedness to total capitalization	122.0%	106.0%

Our ratio of total indebtedness to total capitalization is high due to lack of capital injection and increasing debt. It has worsened progressively from 101.8% as of March 27, 2021, as total indebtedness has increased and stockholders’ deficiency increased from net losses over the period. This level of leverage could adversely affect our results of operations, liquidity and financial condition. Some examples of how high levels of indebtedness could affect our results of operations, liquidity and financial condition may include the following:

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

Consequently, our belief that we currently have sufficient liquidity to fund our operations is based on certain assumptions about the future state of the economy, the future availability of borrowings to fund our operations and our future operating performance. To the extent that the economy and other conditions affecting our business are significantly worse than we anticipate, we may not achieve our projected level of financial performance, and we may determine that we do not have sufficient capital to fund our operations in which case we would need to cease our operations.

Significant restrictions on our borrowing capacity could result in our inability to fund our cash flow requirements or maintain minimum excess availability requirements under the terms of our secured asset-based credit facility needed to support our day-to-day operations and our ability to continue as a going concern.

Our ability to meet our cash flow requirements in order to fund our operations is dependent upon our ability to attain profitable operations, adhere to the terms of our committed financings, obtain favorable payment terms from suppliers as well as to maintain positive excess availability levels under our Amended Credit Facility (as defined below) and our Amended Term Loan (as defined below). The Company is required to maintain minimum excess availability at all times, as defined in the Amended Credit Facility and Amended Term Loan.

Our Amended Credit Facility and Amended Term Loan are subject to cross default provisions with all other loans pursuant to which if we are in default of any other loan, we will immediately be in default of both the Amended Credit Facility and the Amended Term Loan. In the event that excess availability falls below the minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan, this would be considered an event of default under the Amended Credit Facility and Amended Term Loan, that provides the lenders the right to require the outstanding balances borrowed under our Amended Credit Facility and Amended Term Loan to become due immediately, which would result in cross defaults on our other borrowings. We expect to be above the minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan for at least the next twelve months from the date of issuance of the financial statements.

On October 23, 2017, the Company entered into a credit facility with Wells Fargo Canada Corporation for a maximum amount of $85.0 million and maturing in October 2022. On December 24, 2021, the Company entered into an amended and restated senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo Capital Finance Corporation Canada (“Wells Fargo”, successor to Wells Fargo Canada Corporation). The Amended Credit Facility extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Credit Facility, also provides the Company with an option to increase the total commitments thereunder by up to $5.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. On September 6, 2024, the Company exercised the option to increase the maximum amount under the facility by $5.0 million to reach $90.0 million. The Amended Credit Facility bears interest at a rate of the Canadian Dollar Offered Rate (“CDOR”) plus a spread ranging from 1.5% - 2.0% depending on the Company’s excess availability levels. On June 26, 2024, the Company entered into an amendment to the Amended Credit Facility with Wells Fargo. The amendment replaces the interest rate of CDOR plus a spread ranging from 1.5% - 2% depending on the Company’s excess availability levels for the interest rate of the Canadian Overnight Repo Rate Average (“CORRA”) plus a CORRA adjustment ranging from 0.30% to 0.32% and a spread ranging from 1.5% - 2% depending on the Company’s excess availability levels. On July 8, 2025, the Company entered into an amendment and waiver to the Amended Credit Facility whereby Wells Fargo waives certain provisions of the existing Amended Credit Facility to permit the European Acquisition, the Incremental Loan and the Mangrove Loan. The Company is required to maintain minimum excess availability at all times, as defined in the Amended Credit Facility and Amended Term Loan. The Company was above the minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan throughout fiscal 2025 and 2024.

On June 29, 2018, the Company secured a $12.5 million Term Loan maturing in October 2022 with Crystal Financial LLC (D/B/A SLR Credit Solutions) (“SLR”). On December 24, 2021, the Company entered into an amended and restated senior secured term loan (“Amended Term Loan”) with SLR. The Amended Term Loan extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of CDOR plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants. On June 26, 2024, the Company entered into an amendment to the Amended Term Loan with SLR. The amendment replaces the interest rate of CDOR plus 7.75% (or CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants) for the interest rate of CORRA plus a CORRA adjustment of 0.32% and 7.75% (or CORRA plus a CORRA adjustment of 0.32% plus 7.00% or CORRA plus a CORRA adjustment of 0.32% plus 6.75% depending on the Company complying with certain financial covenants). On July 8, 2025, the Company entered into an amendment to the Amended Term Loan whereby SLR provided the Company with an additional term loan of $13.5 million to fund the European Acquisition and to fund ordinary course working capital (the “Incremental Loan”). Under the Amended Term Loan, the Company is required to maintain minimum excess availability at all times, as defined in the Amended Credit Facility. The Amended Term Loan is required to be repaid upon maturity.

Our borrowing capacity under both the Amended Credit Facility and Amended Term Loan is based upon the value of our inventory and accounts receivable, which are periodically assessed by our lenders and based upon these reviews, our borrowing capacity could be significantly increased or decreased.

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

No discretionary reserves were imposed during fiscal 2025, fiscal 2024, and fiscal 2023, by the Company’s senior secured lenders.

For fiscal 2025, 2024 and 2023, the Company reported net losses of $12.8 million, $4.6 million and $7.4 million, respectively. The Company used cash from operating activities of $1.9 million, $0.2 million and $6.9 million in fiscal 2025, 2024 and 2023, respectively. The Company had a negative working capital as at March 29, 2025, March 30, 2024 and March 25, 2023. The Company had a negative working capital (defined as current assets less current liabilities) of $23.1 million as at March 29, 2025 and $11.1 million as at March 30, 2024, which has deteriorated over the past several years. The Company has continued to increase its bank indebtedness each year over the past several years and related interest expense, and as of March 29, 2025, the balance is $73.6 million. There has been no equity infusion in the Company in many years resulting in a shareholders’ deficiency of $18.0 million as of March 29, 2025.

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

On August 24, 2021, the Company entered into a new 10-year loan agreement with Investissement Québec, the sovereign fund of the province of Québec, for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of March 29, 2025, the Company has $4.3 million outstanding on the loan. The term loan with Investissement Québec requires the Company, on an annual basis, to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. As of March 29, 2025, the working capital ratio was 0.88. On July 14, 2025, Investissement Québec modified the working capital covenant for fiscal years ending March 29, 2025 and March 28, 2026 to 0.88. Starting in fiscal 2026 and for the duration of the loan, the interest rate will be adjusted depending on the current ratio calculated at year end.

On July 8, 2020, the Company secured a new six-year term loan with Investissement Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $2.8 million is outstanding as at March 29, 2025. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. As of March 29, 2025, the working capital ratio was 0.88. On July 14, 2025, Investissement Québec modified the working capital covenant for fiscal years ending March 29, 2025 and March 28, 2026 to 0.88. Starting in fiscal 2026 and for the duration of the loan, the interest rate will be adjusted depending on the current ratio calculated at year end.

There is no assurance the Company will meet its working capital ratio covenant at March 28, 2026, or future years, or that if not met, waivers would be available. If a waiver is not obtained, cross defaults with our Amended Credit Facility and our Amended Term Loan would arise.

On July 15, 2024, the Company obtained a support letter (“Shareholder Support Letter”) from one if its shareholders, Mangrove Holding S.A., providing financial support in an amount of up to $3.75 million, of which $1.0 million would be available after January 1, 2025. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in meeting its minimum excess availability levels at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025. On November 27, 2024, the support letter was extended until December 31, 2025.

On June 26, 2025, the Shareholder Support Letter was terminated and replaced with the Mangrove Loan whereby Mangrove entered into a loan agreement with the Company to advance $3.75 million of additional indebtedness to fund the Company’s working capital requirements, at an annual interest rate of 15%, which would be repayable, in full, on December 24, 2026.

On July 21, 2025, the Company obtained support letters providing financial support to the Company for an aggregate total amount of up to $1.5 million from (i) Mangrove (one of the Company’s controlling shareholders) for up to $500,000, (ii) Davide Barberis Canonico (a member of the Company’s Board of Directors) for up to $800,000, and (iii) Marco Pasteris (the Company’s Vice-President, Finance) for $200,000. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2026, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in meeting its minimum excess availability levels at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under these support letters will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2026.

In addition, on July 21, 2025, the Company obtained from Mangrove a deferral of interest payments payable in relation to the cash advance outstanding of U.S. $1.5 million and the Mangrove Loan of $3.75 million, of up to a maximum of $813,227, effective immediately and through to July 31, 2026.

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

Historically, we have generally been successful in negotiating and improving leases for renewal as our current leases near expiration. As of May 31, 2025, we had 25 leased retail stores. The leases are generally in prime retail locations and generally have lease terms of ten years, with rent being a fixed minimum base plus, for certain stores, a percentage of the store’s sales volume (subject to some adjustments) over a specified threshold. Many uncontrollable factors can impact our ability to renew these leases, including but not limited to, competition for key locations from other retailers. Only four of the Company’s store leases are renewable within the next two years and such stores generated approximately 15.8% of our fiscal 2025 net sales. The capital expenditures related to remodeling some of our retail stores are estimated to be approximately $2.1 million during fiscal 2026. These planned capital expenditures are at the discretion of the Company, are not required by our landlords, and are not yet fully committed. We expect to be able to finance these capital expenditures with internally generated funds and existing financing arrangements. The Company also continues to be actively engaged in identifying alternative sources of financing that may include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from government sources. However, in the future, if we are unsuccessful at negotiating favorable renewal terms, locations or if more capital is required to meet landlord requirements for remodeling or relocating retail stores and we are unable to secure the necessary funds to complete these projects, our business, financial condition, and operating results could be adversely affected. In addition, we may not be able to locate suitable alternative sites in a timely manner. Our sales, earnings and cash flows will decline if we fail to maintain existing store locations, renew leases or relocate to alternative sites, in each case on attractive terms.

Our business could be adversely affected if our relationships with any primary vendors are terminated or if the delivery of their products is delayed or interrupted.

We compete with other jewelry and timepiece retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name timepiece and jewelry manufacturers have distribution agreements with our Company that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In fiscal 2025, merchandise supplied by our largest luxury timepiece supplier and sold through our stores accounted for approximately 29% of our total net sales (27% in fiscal 2024). Our relationships with primary suppliers are generally not pursuant to long-term agreements. We obtain materials and manufactured items from third-party suppliers. Any delay or interruption in our suppliers’ abilities to provide us with necessary materials and components, may require us to seek alternative supply sources. Any delay or interruption in receiving supplies or a reduction in product allocations could impair our ability to supply products to our stores and, accordingly, could have a material adverse effect on our business, results of operations and financial condition. The abrupt loss of any of our significant third-party suppliers or a decline in the quality or quantity of materials supplied by any third-party suppliers could cause significant disruption in our business.

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

Any difficulty or delay in executing or integrating an acquisition, a business combination or a major business or strategic initiative could have a material adverse impact on expected returns and other projected benefits from such an exercise.

We have recently completed the European Acquisition in July 2025 and we may continue to make acquisitions in the future based on available opportunities in the market. All acquisitions involve numerous inherent challenges, such as our ability to properly evaluate acquisition opportunities and risks during diligence and our ability to balance resource constraints as we begin to integrate an acquired company into our existing business. Other risks and uncertainties related to our acquisitions include failing to meet sales and profitability expectations; delayed or unrealized costs savings or synergy opportunities; unknown and underestimated liabilities; and difficulties integrating operations, personnel, financial systems and technology systems. Similarly, the acquisition of companies with operating margins lower than ours may cause a lower operating margin for the Company as a whole. Further, our ability to retain key employees of an acquired company, maintain pre-acquisition cultural dynamics and team morale, and foster the entrepreneurial spirit of an acquired company, particularly while implementing policies, procedures and compliance measures we require, may impact our ability to successfully integrate an acquisition. A significant transaction could also disrupt the operation of our current business activities and divert significant management time and resources. The long-term growth of our business depends on the successful execution of our evolving business and strategic initiatives. Any number of factors could impact the success of these initiatives, many of which are out of our control, and there can be no assurance that they will be successful or deliver their anticipated benefits. Some initiatives may require us to devote significant management, financial and other resources and may expose us to new and unforeseen risks and challenges. We may also incur significant asset impairment and other charges in connection with any such initiative or an acquisition. If we are unable to execute or integrate an acquisition, major business or strategic initiative or a transformation plan, this could have a significant adverse effect on our results of operations. Our current borrowing agreements place certain limited constraints on our ability to make an acquisition, and future borrowing agreements could place tighter constraints on such actions

We may not be able to adequately protect our intellectual property and may be required to engage in costly litigation as a protective measure.

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

In addition to regularly evaluating and making changes and upgrades to our information systems, we had started the implementation of a new enterprise resource planning (“ERP”) system with the Microsoft Dynamics D365 for Retail platform in order to update our retail systems including point of sale (POS), supply chain, warehouse management, wholesale, and finance. While we follow a disciplined methodology when evaluating and making such changes, there can be no assurances that we will successfully implement such changes, that such changes will occur without disruptions to our operations, that the new or upgraded systems will achieve the desired business objectives or that the internal controls will be effective in preventing misstatements in financial reporting. Any such disruptions, inadequate internal controls or the failure to successfully implement new or upgraded systems such as those referenced above, could have a material adverse effect on our results of operations and could also affect our reputation, our relationship with customers and our brands.

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

A portion of the purchases we make from our suppliers are denominated in currencies other than the Canadian dollar. As a result, a depreciation of the Canadian dollar against these currencies would increase the cost of acquiring those goods in Canadian dollars, which would have a negative effect on our gross profit margin. In addition, material fluctuations in foreign currency exchange rates could reduce our borrowing availability under our Amended Credit Facility, which is denominated in Canadian dollars, and limit our ability to finance our operations.

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

As of May 31, 2025, The Grande Rousse Trust (“Grande Rousse”) beneficially owns or controls 69.6% of all classes of our outstanding voting shares, which are directly owned by Mangrove and Montel Sarl (“Montel”), previously Montrovest B.V. Montel and Mangrove own 45.2% and 24.5% of our outstanding voting shares respectively. The trustee of Grande Rousse is Meritus Trust Company Limited (the “Trustee”). Confido Limited has the power to remove the Trustee and as a result may be deemed to have beneficial ownership of the Class A voting shares held by Montel and Mangrove. Under our restated articles, Montel and Mangrove, as holders of the Class B multiple voting shares, have the ability to control most actions requiring shareholder approval, including electing the members of our Board of Directors and the issuance of new equity.

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

The Company conducts retail operations in Canada and conducts some wholesale operations in North America, the United Kingdom and the European Union, which wholesale operations will be wound down by the end 2025. The Company sources its inventory from several suppliers within and outside North America, and has cross border financing arrangements. As a result, the Company is subject to the risks of doing business in jurisdictions within and outside North America.

The Company generates substantially all of its net sales in Canada. The Company also relies on certain foreign third-party vendors and suppliers. As a result, the Company is subject to the risks of doing business in jurisdictions within and outside North America, including:

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

Changes in regulatory, political, economic, or monetary policies and other factors could require the Company to significantly modify its current business practices and may adversely affect its future financial results. For example, the Company could be adversely impacted by U.S. trade policies, legislation, treaties and tariffs, including trade policies and tariffs affecting China, the E.U., Canada and Mexico, as well as retaliatory tariffs by such countries. Such tariffs and, if enacted, any further legislation or actions taken by the U.S. government that restrict trade, such as additional tariffs or trade barriers, and other protectionist or retaliatory measures taken by governments in Europe, Asia and elsewhere, could have a negative effect on the Company’s ability to sell products in or source products from those markets.

While these factors and the effect of these factors are difficult to predict, any one or more of them could lower the Company’s revenues, impact its cash flow, increase its costs, reduce its earnings or disrupt its business.

Risks Related to Class A Voting Shares

Our share price could be adversely affected if a large number of Class A voting shares are offered for sale or sold.

Future issuances or sales of a substantial number of our Class A voting shares by us, Montel, Mangrove, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair our ability to raise capital through future issuances of equity securities. As of May 31, 2025, we had 11,876,717 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.

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

On February 25, 2025, the Company was notified by NYSE American LLC (“NYSE American”) that it was not in compliance with the continued listing standards set forth in Section 1003(a)(i) and (ii) of the NYSE American Company Guide (the “Company Guide”). Section 1003(a)(i) applies if a listed company has stockholders’ equity of less than U.S. $2.0 million and has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years. Section 1003(a)(ii) applies if a listed company has stockholders’ equity of less than U.S. $4.0 million and has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. The Company reported stockholders’ deficit of U.S. $6.1 million (CAD $(8.2) million) as of September 28, 2024, and net losses in two of its three most recent fiscal years ended March 30, 2024 and in three of its four most recent fiscal years ended March 30, 2024. The Company was not eligible for any exemption in Section 1003(a) of the Company Guide from the stockholders’ equity requirements.

In accordance with the procedures and requirements of Section 1009 of the Company Guide, the Company submitted its plan of compliance on March 27, 2025, addressing how the Company intends to regain compliance with Section 1003(a)(i) and (ii) of the Company Guide. The plan includes various initiatives, supported by a capital injection that may not be available on commercially reasonable terms, or may not be available at all. On May 13, 2025, NYSE American notified the Company that it accepted the Company’s plan and granted the Company an extension for its continued listing until August 25, 2026 (the “Plan Period”).

As previously reported, in August 2020, December 2020 and July 2021, the Company was notified by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(i), (ii) and (iii) of the Company Guide. In February 2022, the Company was notified by NYSE American that it was back in compliance with all the continued listing standards set forth in Section 1003(a)(i), (ii), and (iii) of the Company Guide.

The Company is subject to periodic review by NYSE American during the Plan Period. If the Company does not regain compliance by the end of the Plan Period, or if the Company does not make progress consistent with the plan during the Plan Period, NYSE American may initiate delisting procedures as appropriate. We cannot assure that we will make sufficient progress to regain compliance with Sections 1003(a)(i) and 1003(a)(ii) by August 25, 2026 under our initial plan or any revision we make to such plan or that NYSE American will accept any revisions we propose to make to our initial plan, or that delisting proceedings may not be instituted against us based on our not meeting certain elements of the near-term milestones we had included as part of the compliance plan we submitted. If delisting proceedings are instituted against us, we would have the right to appeal any delisting determination.

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

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or identify additional material weaknesses or significant deficiencies in the future, it could reduce confidence in our financial statements and negatively affect our Company and the price of our securities.

We are subject to reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act requires us to prepare a management report on the effectiveness of our internal control over financial reporting. In connection with its evaluation for the year ended March 29, 2025, our management identified material weaknesses in our internal control over financial reporting. These material weaknesses related to (i) the lack of sufficient accounting and financial reporting personnel to appropriately segregate duties in the preparation and review of certain account reconciliations (purchases and leases) and journal entries, (ii) the insufficient design of certain management review controls (assessment of future operation and inventory reserves) due to the inadequate retention of documentary evidence including management’s assessment related to the completeness and accuracy of the underlying information and (iii) the insufficient design of a control related to the review of the classification of a cash flow transaction. While we have started to design a remediation plan, there is no guarantee that we will successfully remediate these material weaknesses. These material weaknesses have arisen, in part, from our size, limited resources and inability to segregate duties. Although we have initiated a plan to remedy the material weaknesses, we cannot assure you that we have identified all material weaknesses or that we will not in the future have additional control deficiencies or material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or if we identify additional significant deficiencies or material weaknesses in our internal control over financial reporting in the future, it could have a material adverse effect on our operations, our financial condition and the trading price of our stock. Furthermore, our auditors do not audit our internal controls over financial reporting due to our market capitalization, and therefore, there has been no independent attestation of our internal controls over financial reporting.

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

THE COMPANY

Corporate History and Overview

Birks Group is a leading designer of fine jewelry and operator of luxury jewelry, timepieces and gifts retail stores in Canada. The Company also has a small wholesale division with wholesale customers in North America, the E.U., and the U.K., which division will be wound down by the end of 2025. As of May 31, 2025, Birks Group operated 17 retail stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver under the Graff brand, one retail location in Vancouver under the Patek Philippe brand, and three retail locations in Laval, Ottawa, and Toronto under the Breitling brand. For fiscal 2025, the Company’s net sales were $177.8 million.

Birks’ predecessor company was founded in Montreal in 1879 and developed over the years into Canada’s premier designer, manufacturer and retailer of fine jewelry, timepieces, sterling and plated silverware and gifts. In addition to being a nationwide retailer with a strong brand identity, we are also highly regarded in Canada as a jewelry designer. We believe that operating our stores under the Maison Birks brand and the fact that we sell Birks branded jewelry distinguishes us from many competitors because of our long-standing reputation and heritage, our ability to offer distinctively designed, exclusive products, and by placing a strong emphasis on providing a superior shopping experience to our clients.

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

On June 6, 2025, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with the shareholders of 1067830 Ontario Limited (“the Target”), a company incorporated under the laws of Ontario, to acquire the Target and its wholly-owned subsidiaries which operate four retail locations in Toronto, Ontario, under the European Boutique brand and are engaged primarily in luxury timepieces and jewelry retail activities. The purchase was completed on July 8, 2025, for a total consideration of $9.0 million, of which $7.0 million will be paid at closing and $2.0 million will be paid over a two-year period from closing, subject to certain adjustments customary for and acquisition of this nature (the “European Acquisition”).

In the last three fiscal years, we invested a total of approximately $25.4 million in capital expenditures primarily associated with the remodeling of our existing store network, as well as a digital transformation of the Company including the continued evolution of our e-commerce platform. During fiscal 2025, we invested a total capital expenditure of $7.5 million, including a total of $2.7 million of leasehold improvements, store equipment and assets for the construction of two new stores in Montreal, opened in September 2024, $0.8 million for a new store in Vancouver, $0.6 million for other new stores, $2.4 million for the partial renovation of two stores in Ontario, $0.5 million was invested for various digital transformation initiatives including improvement of our e-commerce platform and $1.5 million towards various visual merchandising and other equipment.

During fiscal 2024, total capital expenditures of $7.2 million including $1.5 million of leasehold improvement to initiate the construction of a new store in Montreal, that opened in September 2024. In addition, we invested $3.2 million for the completion of renovations that started in fiscal 2023 and other partial renovations in certain stores to accommodate brand movement. $1.3 million was invested for various digital transformation initiatives including improvement of our e-commerce platform (included in intangible assets), as well as $0.3 million towards various wholesale and visual merchandising projects.

Although the capital allocated to capital expenditures is reduced for fiscal 2026, we currently expect to continue to invest in capital expenditures to make on-going strategic improvements to our retail network in fiscal 2026 and fiscal 2027, all the while focusing on operations and on delivering a return on our strategic investment spending during the last fiscal year. We expect to finance these capital expenditures from operating cash flows, and existing financing arrangements including tenant allowances from certain of our landlords and capital lease financing.

The Company regularly reviews the locations of its retail network that leads to decisions that impact the opening, relocation or closing of these locations. During fiscal 2025, we finalized the construction of two new stores in Montreal which opened in September 2024, we executed a partial renovation of one store in Toronto, completed a partial renovation of a store in Vancouver, and we finalized a partial renovation of a store in Ottawa. During fiscal 2025, the Company closed one store operating under the Maison Birks brand. During fiscal 2024, we launched the construction of two new stores in Montreal, which were planned to open in August 2024 and opened in September 2024, we executed a partial renovation of two stores in Toronto and one store in Calgary and we launched a partial renovation of a store in Ottawa. During fiscal 2024, we also closed three Maison Birks stores: one in Burlington, Ontario, one in Mississauga, Ontario and one in Calgary, Alberta.

Our sales are divided into two principal product categories: (i) jewelry and other, and (ii) timepieces. Jewelry and other also includes sales of other product offerings we sell such as giftware, as well as repair and custom design services.

The following table compares our sales of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 29, 2025		March 30, 2024		March 25, 2023
Jewelry and other	$68,927	38.8%	$86,256	46.6%	$86,525	53.1%
Timepieces	108,880	61.2%	99,019	53.4%	76,425	46.9%

Total	$177,807	100%	$185,275	100%	$162,950	100%

Jewelry and other product category sales have decreased in fiscal 2025 as compared to fiscal 2024, as a result of the exit of a jewelry brand from two stores in fiscal 2025 for which total sales have not been fully replaced by other brands. Jewelry and other product category sales have remained relatively stable in fiscal 2024 as compared to fiscal 2023. We believe the Company’s product assortment at lower price points continued to be impacted by increased inflation and heightened interest rates all directly impacting discretionary consumer spending in fiscal years 2025, 2024 and 2023.

The increase in sales from the timepieces product category in fiscal 2025 as compared to fiscal 2024 is attributable to growth in third-party timepiece brands primarily resulting from continued strong consumer demand for these products, improved merchandising, as well as the introduction of a TimeVallée store in Montreal and two new Breitling boutiques in fiscal 2025. The increase in sales from the timepieces product category in fiscal 2024 as compared to fiscal 2023 is attributable to growth in third-party timepiece brands primarily resulting from the renovations and improved merchandising of two of our key locations at the end of fiscal 2023.

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

Products

We offer distinctively designed, exclusive products and a large selection of distinctive high-quality merchandise at various price points. This merchandise includes our own Birks branded designed jewelry, and designer jewelry, that include diamonds, gemstones, and precious metals.

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

Our stores, operating under the Maison Birks, Birks, Brinkhaus, Breitling, Graff Patek Philippe, and TimeVallée brands, carry a large selection of prestigious brand name timepieces including timepieces made by Rolex, Tudor, Baume & Mercier, Breitling, Cartier, Chaumet, Frédérique Constant, Graff, Grand Seiko, IWC, Jaeger Lecoultre, Longines, Montblanc, Panerai, Patek Philippe, Roger Dubuis and Tag Heuer. We also carry an exclusive collection of high-quality jewelry that we design. We emphasize Birks brand jewelry offerings but also include other designer jewelry made by Chaumet, Dinh Van Paris, Fope, Fred, Graff, Marco Bicego, Messika, Roberto Coin, and Yoko London. We also offer a variety of high-quality giftware, including writing instruments made by Montblanc.

We have one primary channel of distribution, the retail division, which accounts for approximately 94% of net sales during fiscal 2025, fiscal 2024 and fiscal 2023, as well as three other channels of distribution, namely e-commerce, gold exchange, and wholesale (which will be wound down by the end of 2025), which combined accounted for approximately 6% of net sales during each of fiscal 2025, fiscal 2024 and fiscal 2023.

Product Design, Development, Sourcing and Manufacturing

We established a product development process that supports our strategy to further develop and enhance our product offering in support of the Birks brand development. During fiscal 2025, 2024, and 2023, approximately 31%, 41%, and 41%, respectively, of our jewelry products acquired for sale were internally designed and sourced. A significant portion of internally designed products are associated with the Bridal segment, which is largely reliant on customized special orders. Products that are not designed and manufactured for us, are sourced from suppliers worldwide, enabling us to sell an assortment of fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procures distinctive high-quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our loose stone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

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

In fiscal 2025, we purchased jewelry, timepieces and giftware for sale in our stores and online from several suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry and timepiece retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our key vendors, or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business. In fiscal 2025, merchandise supplied by our largest luxury timepiece supplier and sold through our stores accounted for approximately 29% of our total net sales. If our largest luxury timepiece supplier terminated its distribution agreements with us, such termination would have a material adverse effect on our business, financial condition and operating results.

Impact of inflation

We believe that in fiscal 2025, 2024 and 2023, inflation, interest rates, and the volatility in the stock market may have had an impact on consumer discretionary spending, and on our sales results and results from operations. Luxury jewelry and timepiece purchases are considered discretionary spending. As such, if inflation, interest rates, and volatility in the stock market could negatively impact consumer discretionary spending, it could also negatively impact our future sales results and operating performance.

The cost of gold and diamonds continued to increase in fiscal 2025 after continuing to fluctuate during fiscal 2024 with an increase in the first months of the year, and a decrease in the summer months before increasing once again during the holiday season. During fiscal 2023, diamond and gold costs increased throughout the year. As a result of these fluctuations, we have increased retail prices on certain product categories to offset such cost increases in fiscal 2023 but maintained retail prices stable during fiscal 2024 and fiscal 2025. Refer to Item 1A, Risk Factors, for further information on the potential impacts and risk associated with inflation.

Seasonality

Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher net sales than any other quarter during the year. Net sales in the first, second, third and fourth quarters in fiscal 2025 were 23%, 22%, 34% and 21%, respectively, in fiscal 2024 were 24%, 23%, 33% and 20%, respectively, in fiscal 2023 were 26%, 22%, 33% and 19%, respectively.

Retail Operations, Merchandising and Marketing

General

We believe we are differentiated from most of our competitors because we offer distinctively designed, exclusive products and a selection of distinctive high-quality merchandise at a wide range of price points. We keep the majority of our inventory on display in our stores rather than at our distribution facility. Although each store stocks a representative selection of jewelry, timepieces, and giftware, certain inventory is tailored to meet local tastes and historical merchandise sales patterns of specific stores.

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

Credit Operations

We have a private label credit card, which is administered by a third-party financial institution that owns the credit card receivable balances. We also have a Birks proprietary credit card, which we administer. Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks private label credit card and the Birks in-house credit card accounted for approximately 16.9% of our net sales during fiscal 2025, 18.9% of our net sales during fiscal 2024 and 15.6% during fiscal 2023. We have continued to implement attractive term plans during fiscal 2025. Sales under the Birks private label credit cards are generally made without credit recourse to us.

Distribution

Our retail locations receive the majority of their merchandise directly from our distribution warehouse located in Montreal, Québec. Merchandise is shipped from the distribution warehouse utilizing various air and ground carriers. We also transfer merchandise between retail locations to balance inventory levels and to fulfill client requests, and a portion of the merchandise is delivered directly to the retail locations from suppliers.

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

In August 2012, the SEC issued rules that require companies that manufacture products using certain “conflict minerals”, including gold, to determine whether those minerals originated in the Democratic Republic of Congo or adjoining countries (“DRC”). If the minerals originate in the DRC, or if companies are not able to establish where they originated, extensive disclosure regarding the sources of those minerals, and in some instances an independent audit of the supply chain is required. We filed our twelfth disclosure report on May 30, 2025 for the calendar year ended December 31, 2024. We determined that we had no reason to believe that any conflict minerals necessary to the functionality or production of our products may have originated in the DRC.

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

Following is a list of all our properties as of March 29, 2025:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores
Bayshore Centre	1,099	September 2027	Ottawa, ON
Bloor Flagship Store	9,695	January 2026	Toronto, ON
Birks Royalmount	500	July 2034	Montreal, QC
Brinkhaus	3,221	March 2027	Calgary, AB
Breitling Laval	257	August 2032	Laval, QC
Breitling Rideau Center	550	May 2034	Ottawa, ON
Breitling Sherway Gardens	705	October 2034	Etobicoke, ON
Carrefour Laval	2,288	August 2032	Laval, QC
Chinook Shopping Centre	4,186	October 2032	Calgary, AB
DIX-30 Mall	1,645	July 2033	Brossard, QC
Fairview Pointe-Claire	1,450	August 2030	Pointe-Claire, QC
First Canadian Place	2,243	August 2028	Toronto, ON
Graff Boutique	850	October 2028	Vancouver, BC
Montreal Flagship Store	7,714	April 2032	Montreal, QC
Patek Philippe Boutique	850	October 2028	Vancouver, BC
Place Ste-Foy	1,472	September 2027	Ste-Foy, QC
Rideau Centre	2,195	May 2034	Ottawa, ON
Sherway Gardens	1,952	October 2034	Etobicoke, ON
Southgate Shopping Centre	1,300	April 2028	Edmonton, AB
TimeVallée Royalmount	2,800	July 2034	Montreal, QC
Toronto Dominion Square	5,568	August 2030	Calgary, AB
Vancouver Flagship Store	20,221	August 2032	Vancouver, BC
West Edmonton Mall	2,244	January 2026	Edmonton, AB
Willowdale Fairview Mall	1,543	August 2029	North York, ON
Yorkdale	2,817	October 2026	Toronto, ON
Other Properties
Montreal corporate office	26,423	May 2033	Montreal, QC

Total annual base rent for the above locations for fiscal 2025 was approximately $9.7 million.

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

Some of the Company’s tangible initiatives to promote DE&I and foster a more inclusive culture where everyone feels they belong include:

•

The establishment of a Diversity & Inclusion Task Force (the “Task Force”) in July 2020, which has expanded to 10 members spanning multiple functions, regions and levels within the Company and led by a senior executive, namely Miranda Melfi. The Task Force has developed recommendations to create opportunities that promote cultural awareness and open dialogue and facilitate inclusion at all levels of the Company, which are being implemented by the relevant departments of the Company. Such recommendations were developed based on an analysis of the valuable feedback received from survey results and team lead interviews conducted with employees, department heads and team leads throughout the Company. The Task Force has been renamed the Diversity, Equity and Inclusion Committee (the “DE&I Committee”).

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

•

As part of the Company’s commitment to enhance DE&I in the workplace, the Company made available to its employees two mandatory online courses covering (i) inclusive language and communication, and (ii) micro-aggressions in the workplace.

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

Recycling and Waste Management

•	Since 2014, we have been reporting verified conflict-free gold to the U.S. Securities and Exchange Commission;

•	We have recovered approximately 1,057 troy ounces of gold and platinum in fiscal 2025 through our Maison Birks Gold Exchange Program;

•	We have recovered approximately 11% of our diamonds in fiscal 2025 through our diamond upgrade program that were sold or made available for sale;

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

Bee Protection

•

One of the Company’s objectives is to spread awareness to ensure the longevity of bees. The world population of bees is decreasing at an alarming rate due to climate change, pesticides, insecticides, loss of habitat and new diseases. Bees play a pivotal role in maintaining and protecting natural ecosystems and biodiversity contributing to the overall wellbeing of our environment. To that end, the Company is working with Pollinator Partnership Canada and Alvéole Urban Beekeeping, to help ensure the longevity of Canada’s world-renowned natural environment. The Company is proud to home beehives in Montreal managed by Alvéole.

Social

The Company is committed to corporate social responsibility. Our core values are at the root of all of our human capital management programs, policies and practices. We aim to support our employees by offering training, competitive wages, flexible ways of working, and opportunities for growth. We believe these efforts help our employees deliver great customer experience and reflect our core values.

Employee Engagement

•

As discussed above under “Diversity, Equity and Inclusion Throughout the Company”, we created a DE&I Committee. We strive to create an inclusive and respectful environment that encourages our employees to bring their whole selves to work every day. We have a zero-tolerance policy for discrimination or harassment.

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

Employee Development

•

We invest in the development of our employees to enable them to thrive in our highly competitive industry. As such, we offer our employees the opportunity to benefit from development opportunities. We invest in ongoing growth and development by integrating our culture and values into our management practices, providing leadership coaching and support, and empowering our employees to learn new skills through diverse learning opportunities and challenging work experiences.

•

The Company continually refreshes its product knowledge training to retain our competitive edge in the jewelry industry. Our retail employees are highly skilled professionals as a result of our continuous training and development of their skillsets.

•

We equip our leaders with the tools they need to develop themselves and their teams through several programs designed to help them lead inclusively, empower their teams, and serve as mentors for our employees. Employees in management positions can also participate in courses or programs designed to build critical skills, grow as effective leaders and strengthen our culture, such as training on leadership skills, inclusiveness, employee engagement, and unconscious bias.

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

Subject to certain eligibility requirements, our employees can take advantage of a range of benefits including a group insurance plan (health, dental and life insurance and short-term and long-term disability insurance), telemedicine, an employee assistance program, a generous merchandise discount, vacation days and personal days, as well as a flexible work schedule and hybrid work model for head office employees.

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

Digital Transformation and New Ways of Working

•

To deliver a seamless customer and employee experience, we regularly invest in digital tools to improve employee productivity, engagement, and performance. As more customers shop digitally, we have adapted by adding more roles in e-commerce fulfillment and our home office employees have accelerated tech-based solutions that enhance the customer and employee experiences. The Company provided greater flexibility and new options to customers with browsing, shopping, and pickup .

•

During the pandemic, digital learning became very important, and the Company accelerated the implementation of digital meeting platforms for collaboration. Our employees embraced technology to connect, learn, and collaborate as they attained results. The Company provided training sessions for retail employees on the technology and the ability of virtual selling.

•

We have established an artificial intelligence (“AI”) committee whose purpose is to explore and integrate AI technologies in order to enhance our business processes and drive efficiencies throughout the organization. We offer a variety of training designed to help employees confidently use available AI tools and discover ways that AI can facilitate their daily work.

Strengthen our Communities

One of our core values is giving back and we support our communities in a number of ways. The Company has made monetary or in-kind donations to various non-profit organizations, such as the following:

•

First Assist, an Indigenous-led charitable organization that provides education and sports integration programs to enhance the mental, emotional and physical well-being of youth in Indigenous Communities across Canada.

•	The Get Real Movement, a Canadian non-profit organization focused on combatting 2SLGBTQ+ discrimination, racism, and bullying in schools, summer camps, and workplaces.

•	Vancouver General Hospital Foundation.

•	Quebec Breast Cancer Foundation.

In May 2024, we published our first report under the Fighting Against Forced Labour and Child Labour in Supply Chains Act. (Canada), which describes, among other things, the policies and steps implemented and taken by the Company with respect to forced labour and child labour. In May 2025, we published our second report which is available on our website at www.birks.com.

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

As part of the Company’s enterprise risk management framework, the committees of the Board receive regular reports from management on the principal risks and opportunities of the Company’s business relating to the committees’ oversight responsibilities which are also discussed at the Board on a regular basis, including key areas which are material to the business from an ESG perspective.

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

Throughout this Annual Report, we refer to our fiscal year ended March 29, 2025, as fiscal 2025, and our fiscal years ended March 30, 2024, and March 25, 2023, as fiscal 2024 and fiscal 2023, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 29, 2025 and March 25, 2023 consisted of 52 weeks each, whereas the fiscal year ended March 30, 2024 consisted of 53 weeks.

Overview

Birks Group is a leading designer of fine jewelry and operator of luxury jewelry stores in Canada. The Company also has a small wholesale division with wholesale customers in North America, the E.U., and the U.K., which division will be wound down by the end of 2025. As of March 29, 2025, we have two reportable segments, “Retail” and “Other.” Retail consists of our retail operations whereby we operate 17 stores across Canada under the Maison Birks brand, one retail location under the Birks brand, one retail location under the TimeVallée brand, one retail location under the Brinkhaus brand, one retail location under the Graff brand, one retail location under the Patek Philippe brand, and three retail locations under the Breitling brand. Other consists primarily of our e-commerce business, our gold exchange business and our wholesale business which is being wound down by the end of 2025.

As of March 29, 2025, our retail operation’s total square footage was 79,365. The average square footage of our five Maison Birks flagship stores was approximately 9,477 while the average square footage for all other Maison Birks retail stores was approximately 1,825. The average square footage of the Brinkhaus, Graff and Patek Philippe locations was 1,640. The average square footage of the Breitling locations was 504.

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

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight and duties, direct labor related to repair services, the costs of our design and creative departments, inventory shrink, damage and inventory reserves, jewelry, watch and giftware boxes, as well as product development costs. SG&A includes, among other things, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resources and training expenses. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A, such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Birks product brand and our third party product brands. Marketing has historically represented a significant portion of our SG&A. As a percentage of net sales, marketing expenses represented 2.6%, 3.7%, and 5.0% of sales for fiscal 2025, fiscal 2024, and fiscal 2023, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. Depreciation and amortization includes depreciation and amortization of our stores and head office, including leasehold improvements, furniture and fixtures, computer hardware and software and amortization of intangibles.

Our attention remains focused on the execution of our short-term and long-term strategic plans.

Over the short-term, we will focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin rate and gross profits;

•

manage expenses and assets efficiently in order to optimize profitability and generate positive operating cash flow with the objective of growing earnings before interest, tax, depreciation and amortization (“EBITDA”);

•	align our operations to effectively and efficiently deliver benefits to our shareholders;

•	successfully integrate the European Acquisition and achievement of identified synergies; and

•	maintain flexible and cost effective sources of borrowings to finance our operations and strategies.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•	continue to develop our Birks product brand through the expansion of all sales channels including e-commerce;

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

Fiscal 2025 Summary

Total net sales for fiscal 2025 were $177.8 million compared to $185.3 million in fiscal 2024, a decrease of $7.5 million, or 4.0%. The decrease in net sales in fiscal 2025 was primarily driven by the results of the Company’s retail channel. Net retail sales were $7.3 million lower than fiscal 2024, a decrease primarily due to the decrease in third party branded jewelry sales, following the exit of a jewelry brand from two stores, partially offset by an increase in branded timepieces sales throughout the retail network.

•

Comparable store sales decreased by 3.4% in fiscal 2025 compared to fiscal 2024 mainly due to lower third party branded jewelry sales following the exit of a jewelry brand from two stores, partially offset by an increase in third-party branded timepiece sales and an increase in average sales transaction value. When excluding the third-party jewelry brand movement, the comparable store sales increased by 6.9%, mainly driven by timepiece sales.

•

Total gross profit for fiscal 2025 was $66.3 million, or 37.3% of net sales, compared to $73.6 million, or 39.7% of net sales in fiscal 2024. This decrease in gross profit was primarily due to the decreased sales volume experienced during fiscal 2025 due to third-party branded jewelry sales following the exit of a jewelry brand from two stores, and a foreign exchange loss due to the strengthening of the U.S. dollar, partially offset by the increased sales of third-party branded timepieces. The decrease of 240 basis points in gross margin percentage resulted primarily from the sales mix with decreased sales from third-party branded jewelry, as well as a foreign exchange loss.

•

SG&A expenses in fiscal 2025 were $59.5 million, or 33.5% of net sales, compared to $65.7 million, or 35.5% of net sales in fiscal 2024, a decrease of $6.2 million. The main drivers of the decrease in SG&A expenses in fiscal 2025 include lower occupancy costs ($2.7 million) mainly due to store closures and store lease modifications, lower marketing costs ($2.3 million) mainly due to lower brand development initiatives, lower compensation costs ($0.5 million) mainly due to lower sales volume and head count reduction, lower general operating costs ($0.4 million) and lower non-cash based compensation expense ($0.3 million) mainly due to fluctuations in the Company’s stock price during the fiscal year. As a percentage of sales, SG&A expenses in fiscal 2025 decreased by 200 basis points as compared to fiscal 2024.

•	The Company’s EBITDA(1) for fiscal 2025 was $9.2 million, a decrease of $0.8 million, compared to an EBITDA(1) of $10.0 million for fiscal 2024.

•	The Company’s reported operating loss for fiscal 2025 was $5.5 million, a decrease of $6.7 million, compared to a reported operating income of $1.2 million for fiscal 2024.

•

The Company recognized interest and other financing costs of $9.7 million in fiscal 2025, an increase of $1.7 million, compared to recognized interest and other financing costs of $8.0 million in fiscal 2024. This increase is due an increase in the average amount outstanding on the amended credit facility, additional borrowings, and a foreign exchange loss of $1.0 million in fiscal 2025 versus a foreign exchange gain of $0.2 million in fiscal 2024 on our U.S. dollar denominated debt.

•	The Company recognized a net loss for fiscal 2025 of $12.8 million, or $0.66 per share, compared to a net loss for fiscal 2024 of $4.6 million, or $0.24 per share.

(1)	This is a non-GAAP financial measure defined below under “Non-GAAP Measures” and accompanied by a reconciliation to the most directly comparable GAAP financial measure.

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

The percentage increase (decrease) in comparable store sales for the periods presented below is as follows:

	Fiscal Year Ended
	March 29, 2025	March 30, 2024	March 25, 2023

Comparable store sales	-3.4%	7.5%	2.9%

The decrease in comparable store sales of 3.4% during fiscal 2025 was mainly due to lower third-party branded jewelry sales following the exit of a jewelry brand from two stores, partially offset by an increase in third-party branded timepiece sales and an increase in average sales transaction value. When excluding the third-party jewelry brand movement, the comparable store sales increased by 6.9%, mainly driven by timepiece sales.

The increase in comparable store sales of 7.5% during fiscal 2024 was driven by strong third-party branded timepiece sales. Furthermore, the comparable store sales increase was influenced by an increase in average sales transaction value, partially offset by a decrease in units sold.

Fiscal 2025 Compared to Fiscal 2024

The following table sets forth, for fiscal 2025 and fiscal 2024, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 29, 2025	March 30, 2024

	(In thousands)
Net sales	$177,807	$185,275
Cost of sales	111,499	111,720

Gross profit	66,308	73,555
Selling, general and administrative expenses	59,518	65,705
Depreciation and amortization	7,733	6,639
Impairment of long-lived assets	4,592	—

Total operating expenses	71,843	72,344

Operating income (loss)	(5,535)	1,211
Interest and other financial costs	9,712	8,007

(Loss) income before taxes and equity in earnings of joint venture	(15,247)	(6,796)
Income taxes (benefits)	—	—
Equity in earnings of joint venture, net of taxes of $0.9 million ($0.8 million in 2024)	2,428	2,165

Net (loss) income, net of tax	$(12,819)	$(4,631)

Net Sales

	Fiscal Year Ended
	March 29, 2025	March 30, 2024

	(In thousands)
Net sales – Retail	$166,564	$173,846
Net sales – Other	11,243	11,429

Total Net Sales	$177,807	$185,275

Total net sales for fiscal 2025 were $177.8 million compared to $185.3 million in fiscal 2024, a decrease of $7.5 million, or 4.0%. The decrease in net sales in fiscal 2025 was primarily driven by the results of the Company’s retail channel. Net retail sales were $7.3 million lower than fiscal 2024, a decrease primarily due to the decrease in third-party branded jewelry sales, following the exit of a jewelry brand from two stores, offset by an increase in branded timepieces sales throughout the retail network. The net retail sales decrease was also driven by a decrease in units sold, partially offset by an increase in average sales transaction value. The decrease in Net Sales – Other of $0.2 million is primarily due to an increase of $1.2 million or 20.0% in our e-commerce business offset by a decrease of $1.0 million or -35% in our wholesale business following the Company’s decision to discontinue unprofitable wholesale activities and a decrease of our gold exchange business due to less gold exchange activities.

Gross Profit

	Fiscal Year Ended
	March 29, 2025	March 30, 2024

	(In thousands)
Gross Profit – Retail	$61,507	$68,370
Gross Profit – Other	4,801	5,185

Total Gross Profit	$66,308	$73,555

Gross Margin (Total Gross Profit as a % of Total Net Sales)	37.3%	39.7%

Total gross profit for fiscal 2025 was $66.3 million, or 37.3% of net sales, compared to $73.6 million, or 39.7% of net sales in fiscal 2024. This decrease of $7.3 million in gross profit was primarily attributable to lower sales volume in the retail segment, specifically in third-party branded jewelry sales due to a brand exit, and a foreign exchange loss due to the strengthening of the U.S. dollar, partially offset by an increase in sales volume of branded timepieces sales. The decrease of 240 basis points in gross margin percentage resulted primarily from the sales mix, with decreased sales from third-party branded jewelry, a foreign exchange loss, partially offset by an increase in branded timepieces sales.

Gross Profit – Retail for fiscal 2025 was $61.5 million, or 36.9% of Net Sales – Retail, compared to $68.4 million, or 39.3% of Net Sales – Retail for fiscal 2024. There was a decrease of $6.9 million in Gross Profit – Retail, as well as a decrease in Gross Margin Percentage – Retail by 240 basis points driven by the above-mentioned factors. Gross Profit – Other for fiscal 2025 was $4.8 million, or 42.7% of Net Sales – Other compared to $5.2 million, or 45.4% of Net Sales – Other for fiscal 2024, which is a decrease of $0.38 million driven by the increase in e-commerce sales offset by a decrease in wholesale activity, resulting in an unfavorable gross margin mix. The decrease in gross margin percentage for Gross Profit – Other of 270 basis points is primarily due to the sales mix in e-commerce and wholesale business, and gold exchange activities.

SG&A Expenses

SG&A expenses in fiscal 2025 were $59.5 million, or 33.5% of net sales, compared to $65.7 million, or 35.5% of net sales in fiscal 2024, a decrease of $6.2 million. The main drivers of the decrease in SG&A expenses in fiscal 2025 include lower occupancy costs ($2.7 million) mainly due to store closures and store lease modifications, lower marketing costs ($2.3 million) mainly due to lower brand development initiatives, lower compensation costs ($0.5 million) mainly due to lower sales volume and head count reduction, lower general operating costs ($0.4 million) and lower non-cash based compensation expense ($0.3 million) mainly due to fluctuations in the Company’s stock price during the fiscal year. As a percentage of sales, SG&A expenses in fiscal 2025 decreased by 200 basis points as compared to fiscal 2024 reflecting the Company’s focus on cost management and containment.

Depreciation and Amortization

Depreciation and amortization expense in fiscal 2025 was $7.7 million compared to $6.6 million in fiscal 2024. This increase was driven by the early termination of a store lease in fiscal 2025 resulting in accelerated depreciation.

Impairment of long-lived assets

Impairment of long-lived assets in fiscal 2025 was $4.6 million compared to nil in fiscal 2024. These impairment charges are related to certain software costs associated with the delay in completing the implementation of the Company’s new ERP system.

Interest and Other Financing Costs

Interest and other financing costs in fiscal 2025 were $9.7 million compared to $8.0 million in fiscal 2024, an increase of $1.7 million, driven primarily by a foreign exchange loss of $1.0 million relating to the strengthening of the U.S. dollar compared to the Canadian dollar as well as an increase in the average amount outstanding throughout the year of the Amended Credit Facility during fiscal 2025 compared to fiscal 2024.

Income Tax Expense

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 29, 2025, the Company did not have any accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2018 through 2025 remain open to examination in the major tax jurisdictions in which the Company operates. We have continued to record a 100% valuation allowance on the full value of the deferred tax assets generated during these periods as the criteria for recognition of these assets was not met on March 29, 2025.

Equity in earnings of joint venture, net of taxes

During fiscal 2025, the Company recognized $2.4 million of equity in earnings of joint venture, net of taxes, compared to $2.2 million of equity in earnings of joint venture, net of taxes in fiscal 2024 as a result of its investment in the RMBG joint venture accounted for under the equity method of accounting.

Fiscal 2024 Compared to Fiscal 2023

The following table sets forth, for fiscal 2024 and fiscal 2023, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 30, 2024	March 25, 2023

	(In thousands)
Net sales	$185,275	$162,950
Cost of sales	111,720	94,990

Gross profit	73,555	67,960
Selling, general and administrative expenses	65,705	66,095
Depreciation and amortization	6,639	5,673

Total operating expenses	72,344	71,768

Operating income (loss)	1,211	(3,808)
Interest and other financial costs	8,007	5,581

(Loss) income before taxes and equity in earnings of joint venture	(6,796)	(9,389)
Income taxes (benefits)	—	—
Equity in earnings of joint venture, net of taxes of $0.8 million ($0.7 million in 2023)	2,165	1,957

Net (loss) income, net of tax	$(4,631)	$(7,432)

Net Sales

	Fiscal Year Ended
	March 30, 2024	March 25, 2023

	(In thousands)
Net sales – Retail	$173,846	$153,110
Net sales – Other	11,429	9,840

Total Net Sales	$185,275	$162,950

Total net sales for fiscal 2024 were $185.3 million compared to $163.0 million in fiscal 2023, which is an increase of $22.3 million, or 13.7%. Net retail sales were $20.7 million higher than the comparable prior year period. The increase in retail sales in fiscal 2024 was primarily driven by the strong performance of third-party branded timepieces and jewelry, including at the newly renovated Chinook and Laval stores, partially offset by a decrease in Birks product brand sales. The net retail sales increase was driven by an increase in average sales transaction value, partially offset by a slight decrease in units sold. The increase in Net Sales – Other of $1.6 million is primarily due to an increase in sales of 26.8% from our e-commerce business due to on-line exclusive product offerings and improved site functionalities. Additionally, the increase in Net Sales – Other was further driven by an increase of 34.4% from our gold exchange business, partially offset by a decrease in our wholesale activity.

Gross Profit

	Fiscal Year Ended
	March 30, 2024	March 25, 2023

	(In thousands)
Gross Profit – Retail	$68,370	$64,031
Gross Profit – Other	5,185	3,929

Total Gross Profit	$73,555	$67,960

Gross Margin (Total Gross Profit as a % of Total Net Sales)	39.7%	41.7%

Total gross profit for fiscal 2024 was $73.6 million, or 39.7% of net sales, compared to $68.0 million, or 41.7% of net sales in fiscal 2023. This increase in gross profit was primarily driven by the increased sales volume experienced in the period driven by strong third-party branded timepieces and jewelry, partially offset by higher product, packaging and costs of sales. The decrease of 200 basis points in gross margin percentage was primarily resulting from the sales mix with increased sales from third-party branded timepieces and jewelry partially offset by lower promotions and discounting. Gross Profit – Retail for fiscal 2024 was $68.4 million, or 39.3% of Net Sales – Retail, compared to $64.0 million, or 41.7% of Net Sales – Retail for fiscal 2023. Although there was an increase of $4.3 million in Gross Profit – Retail, Gross Margin Percentage – Retail decreased by 240 basis points driven by the above-mentioned factors. Gross Profit – Other for fiscal 2024 was $5.2 million, or 45.5% of Net Sales – Other compared to $3.9 million, or 41.3% of Net Sales – Other for fiscal 2023, which is an increase of $1.3 million driven by the increase in volume of e-commerce and gold exchange. The increase in gross margin of 420 basis points is primarily driven by the sales mix in e-commerce, gold exchange and wholesale business.

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

Selected Financial Data

The following income statement data and balance sheet data as of March 29, 2025 and March 30, 2024 and for the years ended March 29, 2025, March 30, 2024, and March 25, 2023 have been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The following financial data as of March 25, 2023, March 26, 2022 and March 27, 2021 and for the years ended March 26, 2022 and March 27, 2021 have been derived starting with our audited consolidated financial statements not included in this Annual Report. The EBITDA and Adjusted EBITDA data below are non-GAAP measures. All fiscal years in the table below consisted of 52 weeks except for the period ended March 30, 2024 which consisted of 53 weeks. The historical results included below and elsewhere in this Annual Report are not necessarily indicative of our future performance.

The data presented below is only a summary and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, included elsewhere in this Annual Report. You should also read the following summary data in conjunction with Item 5, “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Income Statement Data:

	Fiscal Year Ended
	March 29, 2025	March 30, 2024	March 25, 2023	March 26, 2022	March 27, 2021
	(In thousands, except per share data)
Net sales	$177,807	$185,275	$162,950	$181,342	$143,068
Cost of sales	111,499	111,720	94,990	105,122	86,718

Gross profit	66,308	73,555	67,960	76,220	56,350
Selling, general and administrative expenses	59,518	65,705	66,095	65,942	53,713
Depreciation and amortization	7,733	6,639	5,673	5,809	5,458
Impairment of long-lived assets (1)	4,592	—	—	—	—

Total operating expenses	71,843	72,344	71,768	71,751	59,171

Operating (loss) income	(5,535)	1,211	(3,808)	4,469	(2,821)
Interest and other financial costs	9,712	8,007	5,581	3,182	3,017

(Loss) income from before income taxes	(15,247)	(6,796)	(9,389)	1,287	(5,838)
Income tax (recovery) expense	—	—	—	—	—

Equity in earnings of joint venture, net of taxes of $0.9 million ($0.8 million in fiscal 2024 and $0.7 million in fiscal 2023)	2,428	2,165	1,957	—	—

Net (loss) income attributable to common Shareholders	$(12,819)	$(4,631)	$(7,432)	$1,287	$(5,838)
Net (loss) income per common share, basic	$(0.66)	$(0.24)	$(0.40)	$0.07	$(0.32)
Net (loss) income per common share, diluted	$(0.66)	$(0.24)	$(0.40)	$0.07	$(0.32)
Weighted average common shares outstanding	19,357	19,058	18,692	18,346	18,005
Weighted average common shares outstanding – diluted	19,357	19,058	18,692	18,794	18,005
Dividends per share	—	—	—	—	—

Non-GAAP Measures*:

	Fiscal Year Ended
	March 29, 2025	March 30, 2024	March 25, 2023	March 26, 2022	March 27, 2021

			(In thousands)
EBITDA	$4,626	$10,015	$3,822	$10,278	$2,637
Adjusted EBITDA	$9,218	$10,015	$3,822	$10,278	$2,637

Balance Sheet Data:

	March 29, 2025	March 30, 2024	March 25, 2023	March 26, 2022	March 27, 2021

			(In thousands)
Working capital	$(23,120)	$(11,059)	$(8,367)	$1,899	$(2,882)
Total assets	$196,080	$203,268	$196,981	$183,261	$201,680
Bank indebtedness	$73,630	$63,372	$57,890	$43,157	$53,387
Long-term debt (including current portion)	$26,234	$26,939	$24,313	$23,500	$26,022
Operating lease liability (including current portion)	$45,558	$66,311	$69,747	$73,720	$73,011
Stockholders’ equity (deficiency)	$(18,011)	$(5,149)	$(603)	$5,864	$(1,422)
Common Stock:
Value	$100,609	$98,480	$96,774	$95,638	$95,116
Shares	19,595	19,166	18,830	18,516	18,329

*	As described in the section Non-GAAP Measures.
(1)	Non-cash impairment of long-lived assets in fiscal 2025 related to certain software costs associated with the delay in completing the implementation of the Company’s new ERP system.

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

Reconciliation of Total Operating Expenses, Operating Income (Loss) and Net Income (Loss) to Adjusted Operating Expenses, Adjusted Operating Loss, EBITDA and Adjusted EBITDA

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans and impairment losses. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior year and can result in a more meaningful comparison of the Company’s performance between the periods presented. There was an expense of $4.6 million associated with an impairment loss in fiscal 2025 The table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures calculated with GAAP.

Total Adjusted Operating Expenses

	For the fiscal year ended
($000’s)	March 29, 2025	March 30, 2024	March 25, 2023	March 26, 2022	March 27, 2021
Total operating expenses (GAAP measure)	$71,843	$72,344	$71,768	$71,751	$59,171
as a % of net sales	40.4%	39.0%	44.0%	39.6%	41.4%
Remove the impact of:
Impairment of long-lived assets (a)	4,592	—	—	—	—

Total adjusted operating expenses (non-GAAP measure)	$67,251	$72,344	$71,768	$71,751	$59,171

as a % of net sales	37.8%	39.0%	44.0%	39.6%	41.4%

Adjusted operating income (loss)

	For the fiscal year ended
($000’s)	March 29, 2025	March 30, 2024	March 25, 2023	March 26, 2022	March 27, 2021
Operating income (loss) (GAAP measure)	$(5,535)	$1,211	$(3,808)	$4,469	$(2,821)
as a % of net sales	-3.1%	0.7%	-2.3%	2.5%	-2.0%
Add the impact of:
Impairment of long-lived assets (a)	4,592	—	—	—	—

Adjusted operating income (loss) (non-GAAP measure)	$(943)	$1,211	$(3,808)	$4,469	$(2,821)

as a % of net sales	-0.53%	0.7%	-2.3%	2.5%	-2.0%

EBITDA & Adjusted EBITDA

	For the fiscal year ended
($000’s)	March 29, 2025	March 30, 2024	March 25, 2023	March 26, 2022	March 27, 2021
Net income (loss) (GAAP measure)	$(12,819)	$(4,631)	$(7,432)	$1,287	$(5,838)
as a % of net sales	-7.2%	-2.5%	-4.6%	0.7%	-4.1%
Add the impact of:
Interest expense and other financing costs	9,712	8,007	5,581	3,182	3,017
Income taxes expense (recovery)	—	—	—	—	—
Depreciation and amortization	7,733	6,639	5,673	5,809	5,458

EBITDA (non-GAAP measure)	$4,626	$10,015	$3,822	$10,278	$2,637

as a % of net sales	2.6%	5.4%	2.3%	5.7%	1.8%
Add the impact of:
Impairment of long-lived assets (a)	4,592	—	—	—	—

Adjusted EBITDA (non-GAAP measure)	$9,218	$10,015	$3,822	$10,278	$2,637

as a % of net sales	5.2%	5.4%	2.3%	5.7%	1.8%

(a)	Non-cash impairment of long-lived assets in fiscal 2025 related to certain software costs associated with the delay in completing the implementation of the Company’s new ERP system.

Liquidity and Capital Resources

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under the Company’s Amended Credit Facility. As of March 29, 2025, bank indebtedness consisted solely of amounts owing under the Company’s Amended Credit Facility, which had an outstanding balance of $73.6 million ($73.8 million net of $0.2 million of deferred financing costs) on its maximum $90.0 million credit facility, which is used to finance working capital and capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The Company is required to maintain minimum excess availability at all times, as defined in the Amended Credit Facility and Amended Term Loan. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Amended Credit Facility and Amended Term Loan, that could result in the outstanding balances borrowed under the Company’s Amended Credit Facility and Amended Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s Amended Credit Facility and Amended Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both the Amended Credit Facility and Amended Term Loan. The Company was above the minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan throughout fiscal 2025. In addition, the Company expects to be above the minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan for at least the next twelve months from the date of this Form 20-F.

On October 23, 2017, the Company entered into a credit facility with Wells Fargo Canada Corporation for a maximum amount of $85.0 million and maturing in October 2022. On December 24, 2021, the Company entered into the Amended Credit Facility with Wells Fargo Capital Finance Corporation Canada (“Wells Fargo”, successor to Wells Fargo Canada Corporation). The Amended Credit Facility extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Credit Facility also provides the Company with an option to increase the total commitments thereunder by up to $5.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. On September 6, 2024, the Company exercised the option to increase the maximum amount under the facility by $5.0 million to reach $90.0 million. The Amended Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5% - 2.0% depending on the Company’s excess availability levels. On June 26, 2024, the Company entered into an amendment to the Amended Credit Facility with Wells Fargo. The amendment replaces the interest rate of CDOR plus a spread ranging from 1.5% - 2% depending on the Company’s excess availability levels for the interest rate of CORRA plus a CORRA adjustment ranging from 0.30% to 0.32% and a spread ranging from 1.5% - 2% depending on the Company’s excess availability levels. On July 8, 2025, the Company entered into an amendment and waiver to the Amended Credit facility whereby Wells Fargo waives certain provisions of the existing Amended Credit Facility to permit the European Acquisition, the Incremental Loan and the Mangrove Loan. The Company is required to maintain minimum excess availability at all times, as defined in the Amended Credit Facility and Amended Term Loan. The Company was above the minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan throughout fiscal 2025.

On June 29, 2018, the Company secured a $12.5 million term loan maturing in October 2022 with SLR . On December 24, 2021, the Company entered into the Amended Term Loan with SLR. The Amended Term Loan extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of CDOR plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants. On June 26 2024, the Company entered into an amendment to the Amended Term Loan with SLR. The amendment replaces the interest rate of CDOR plus 7.75% (or CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants) for the interest rate of CORRA plus a CORRA adjustment of 0.32% and 7.75% (or CORRA plus a CORRA adjustment of 0.32% plus 7.00% or CORRA plus a CORRA adjustment of 0.32% plus 6.75% depending on the Company complying with certain financial covenants). On July 8, 2025, the Company entered into an amendment to the Amended Term Loan whereby SLR provided the Company with an additional term loan of $13.5 million to fund the European Acquisition and to fund ordinary course working capital (the “Incremental Loan”). Under the Amended Term Loan, the Company is required to maintain minimum excess availability at all times, as defined in the Amended Credit Facility and Amended Term Loan. The Term Loan is required to be repaid upon maturity.

The Company’s borrowing capacity under both the Amended Credit Facility and the Amended Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its lenders, and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

The Company’s Amended Credit Facility and its Amended Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its Amended Credit Facility and its Amended Term Loan. In the event that excess falls below the minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan this would be considered an event of default under the Company’s Amended Credit Facility and its Amended Term Loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s Amended Credit Facility and its Amended Term Loan to become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to be above the minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan for at least the next twelve months from the date of issuance of these financial statements.

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

Borrowings under our Amended Credit Facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 29, 2025	March 30, 2024

	(In thousands)
Credit facility availability	$89,174	$76,741
Amount borrowed at year end	$73,630	$63,372

Excess borrowing capacity at year end (before minimum threshold)	$15,544	$13,369

Average outstanding balance during the year	$69,747	$61,507
Average excess borrowing capacity during the year	$4,715	$13,484
Maximum borrowing outstanding during the year	$77,286	$69,051
Minimum excess borrowing capacity during the year	$1,903	$10,048
Weighted average interest rate for the year	7.3%	7.8%

Investissement Québec

On August 24, 2021, the Company entered into a new 10-year loan agreement with Investissement Québec, the sovereign fund of the province of Québec, for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of March 29, 2025, the Company has $4.3 million outstanding on the loan. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. As of March 29, 2025, the working capital ratio was 0.88. On July 14, 2025, Investissement Québec modified the working capital covenant for fiscal years ending March 29, 2025 and March 28, 2026 to 0.88.

On July 8, 2020, the Company secured a new six-year term loan with Investissement Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $2.8 million is outstanding at March 30, 2025. On January 4, 2023, the Company received a loan forgiveness in the amount of $0.2 million that is being recognized over the term of the loan. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. As of March 29, 2025, the working capital ratio was 0.88. On July 14, 2025, Investissement Québec modified the working capital covenant for fiscal years ending March 29, 2025 and March 28, 2026 to 0.88.

Other Financing

As of March 29, 2025, the Company had a balance of $2.2 million (U.S. $1.5 million) outstanding from an original $6.7 million (U.S. $5.0 million) cash advance from one of our controlling shareholders, Montel. This advance is payable upon demand by Montel once conditions stipulated in our Amended Credit Facility permit such a payment. The conditions that are required to be met are the same as those that are required to be met for the Company to pay dividends (outlined in above section). This advance bears an annual interest rate of 11%, net of any withholding taxes, representing an effective interest rate of approximately 12%.

On March 26, 2020, the Company secured a 6-year term loan with Business Development Bank of Canada (BDC), as amended, for an amount of $0.4 million to be used specifically to finance the renovations of the Company’s Brinkhaus store location in Calgary, Alberta. As of March 29, 2025, the Company has $0.2 million outstanding on the loan. The loan bears interest at a rate of 8.3% per annum and is repayable in 72 monthly payments from June 26, 2021, the date of the drawdown.

On July 14, 2023, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for store construction and renovation. The maximum borrowing amount under this facility is U.S $3.6 million (CAD $4.7 million). By the end of fiscal 2024, the Company had borrowed a total amount of U.S. $2.4 million (CAD $3.3 million) against this facility. The capital lease financing bears interest at 20% annually and is repayable over 24 months. As of March 29, 2025, the Company has U.S. $0.6 million (CAD $0.9 million) outstanding under this facility.

On February 1, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the construction of a new store. The maximum borrowing amount under this facility is U.S. $2.5 million (CAD $3.4 million). During fiscal 2025, the Company had borrowed a total amount of U.S. $2.4 million (CAD $3.3 million) against this facility. The capital lease financing bears interest at approximately 14% annually and is repayable over 24 months. As of March 29, 2025, the Company has U.S. $1.9 million (CAD $2.8 million) outstanding under this facility.

On June 3, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance. Inc relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the partial renovation of a store. The maximum borrowing amount under this facility is U.S. $0.6 million (CAD $0.8 million). During fiscal 2025, the Company had borrowed a total amount of U.S. $0.6 million (CAD $0.8 million) against this facility. The capital lease financing bears interest at approximately 14% annually and is repayable over 24 months. As of March 29, 2025, the Company had U.S. $0.5 million (CAD $0.7 million) outstanding under this facility.

On July 15, 2024, the Company obtained a support letter (“Shareholder Support Letter”) from one if its shareholders, Mangrove, providing financial support in an amount of up to $3.75 million, of which $1.0 million would be available after January 1, 2025. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025. On November 27, 2024, the support letter was extended until December 31, 2025.

On June 26, 2025, the Shareholder Support Letter was terminated and replaced with a loan agreement whereby Mangrove entered into a loan agreement with the Company to advance $3.75 million of additional indebtedness to fund the Company’s working capital requirements, at an annual interest rate of 15%, which would be repayable, in full, on December 24, 2026.

On July 21, 2025, the Company obtained support letters from Mangrove (one of its controlling shareholders), a member of the Company’s Board of Directors and an officer of the Company, providing financial support for an aggregate total amount of up to $1.5 million. The amount can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2026, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in meeting its minimum excess availability at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under these support letters will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2026.

In addition, on July 21, 2025, the Company obtained from Mangrove a deferral of interest payments payable in relation to the cash advance outstanding of U.S. $1.5 million and the Mangrove Loan of $3.75 million, of up to a maximum of $813,227, effective immediately and through to July 31, 2026.

Cash Flows from Operating, Investing and Financing Activities

The following table summarizes cash flows from operating, investing and financing activities:

(in thousands)	Fiscal 2025	Fiscal 2024	Fiscal 2023
Net cash provided by (used in):
Operating activities	$(1,912)	$(170)	$(6,925)
Investing activities	(7,549)	(7,235)	(9,414)
Financing activities	9,187	7,926	15,588

Net increase (decrease) in cash and cash equivalents	$(274)	$521	$(751)

Net cash used in operating activities was $1.9 million in fiscal 2025 as compared to net cash used in operating activities in fiscal 2024 of $0.2 million. The $1.9 million decrease in cash flows from operating activities was primarily the result of a $8.2 million increase in net loss in fiscal 2025 versus fiscal 2024 offset by an increase of $4.6 million non-cash impairment of long-lived assets, $2.5 million of net cash generated by the change in working capital, of which year over year changes included an inventory increase of $17.2 million in fiscal 2025 compared to an increase of $10.7 million in fiscal 2024 (reduced cash from operations by $6.5 million) driven by lower turnover and higher purchases of inventory when compared to fiscal 2024, a decrease in accounts receivable of $1.8 million in fiscal 2025 compared to a decrease in accounts receivable of $4.2 million in fiscal 2024 (increased cash from operations of $2.3 million) driven by shorter-term credit plans offered to clients compared to fiscal 2024, an increase in accounts payable of $15.3 million in fiscal 2025 compared to an increase of $5.5 million in fiscal 2024 (increased cash from operations by $9.7 million) driven in part by the increase in inventory and longer payment terms with certain vendors, an increase in Other long-term liabilities of $1.8 million in fiscal 2025 compared to an increase of $2.3 million in fiscal 2024 (decreased cash from operations by $0.5 million) driven by an increase of supplier financing agreements in fiscal 2025 compared to a decrease of $1.5 million in fiscal 2024 (increased cash from operations of $0.5 million) driven by repayments of rent deferrals. In fiscal 2025, the Company received a dividend from RMBG of $1.3 million and is included in operating activities.

Net cash used in operating activities was $0.2 million in fiscal 2024 as compared to net cash used in operating activities in fiscal 2023 of $6.9 million. The $6.7 million increase in cash flows from operating activities was primarily the result of (i) a $2.8 million decrease in net loss in fiscal 2024 versus fiscal 2023, and (ii) a decrease of $3.5 million in net cash used by changes in working capital, of which year over year changes included an inventory increase of $10.7 million in fiscal 2024 compared to an increase of $9.5 million in fiscal 2023 (reduced cash from operations by $1.3 million) driven by lower turnover and higher purchases of inventory when compared to fiscal 2023, a decrease in accounts receivable of $4.2 million in fiscal 2024 compared to an increase in accounts receivable of $0.3 million in fiscal 2023 (increased cash from operations of $4.4 million) driven by shorter-term credit plans offered to clients compared to fiscal 2023, an increase in accounts payable of $5.5 million in fiscal 2024 compared to an increase of $9.0 million in fiscal 2023 (increased cash from operations by $3.5 million) driven in part by the increase in inventory, an increase in Other long-term liabilities of $2.3 million in fiscal 2024 compared to a decrease of $0.03 million in fiscal 2023 (increased cash from operations of $2.3 million) driven by an increase of supplier financing agreements, and offset by a decrease in accrued liabilities of $0.8 million in fiscal 2024 compared to an increase of $1.7 million in fiscal 2023 (increased cash from operations of $0.9 million) driven by repayments of rent deferrals.

During fiscal 2025, net cash used in investing activities was $7.5 million compared to $7.2 million used during fiscal 2024. The $0.3 million increase in net cash used in investing activities was primarily attributable to an increase in capital expenditures in fiscal 2025 compared to fiscal 2024.

During fiscal 2024, net cash used in investing activities was $7.2 million compared to $9.4 million used during fiscal 2024. The $2.2 million decrease in net cash used in investing activities was primarily attributable to a decrease in capital expenditures in fiscal 2024 compared to fiscal 2023.

Net cash provided by financing activities was $9.2 million in fiscal 2025, as compared to net cash provided by financing activities of $7.9 million during fiscal 2024. The $1.3 million increase in cash flows from financing activities was primarily due to a $10.2 million increase in bank indebtedness in fiscal 2025 compared to a $5.4 million increase in bank indebtedness in fiscal 2024, an increase in long-term debt of $1.6 million in fiscal 2024 compared to nil in 2025, and a drawdown in capital lease funding of $3.5 million in fiscal 2025 compared to $4.2 million in fiscal 2024, offset by an increase in repayment of Obligations under capital leases of $2.5 million in fiscal 2025 compared to $1.1 million in fiscal 2024. Debt increased in fiscal 2025 versus fiscal 2024 to support the working capital needs and finance ongoing capital projects such as store renovations and costs related to the digital transformation of the Company. Repayments of Long-term debt were $1.9 million in fiscal 2025 compared to $2.0 million in fiscal 2024.

The following table details capital expenditures in fiscal 2025, 2024, and 2023:

	Fiscal Year Ended
	March 29, 2025	March 30, 2024	March 25, 2023
		(In thousands)
Leasehold improvements	$5,491	$3,883	$3,772
Electronic equipment, computer hardware and software	328	1,120	2,919
Furniture and fixtures and equipment	1,188	1,279	2,019
Intangible assets (1)	542	953	1,921

Total capital expenditures (2)	$7,549	$7,235	$10,631

(1)	Relates to the new e-commerce platform system totaling $0.5 million in fiscal 2025, $1.0 million in fiscal 2024 and $1.9 million in fiscal 2023.
(2)

Includes capital expenditures financed by finance leases of $3.5 million in fiscal 2025, $4.2 million in fiscal 2024, and nil in fiscal 2023 as well as capital expenditures included in accounts payable and accrued liabilities of $1.1 million as of March 29, 2025, $1.5 million as of March 30, 2024, and $2.3 million as of March 25, 2023.

In the last three fiscal years, we invested a total of approximately $25.4 million in capital expenditures primarily associated with the remodeling of our existing store network. In 2025, we finalized the construction of two new stores in Montreal which opened in September 2024, two boutiques under the Breitling brand and partially renovated the Vancouver store to introduce the Roger Dubuis brand. In 2024, we launched the construction of a new store in Montreal (which opened in September 2024) and we completed the remodeling of our Laval store and one of our Calgary stores. In the last three years, we also invested in a new e-commerce platform.

In fiscal 2026, the Company expects to spend up to $1.5 million in capital expenditures, primarily related to the completion of the smaller projects in various stores. We expect to finance these capital expenditures from operating cash flows, and existing financing arrangements including tenant allowances from our landlords and lease financing. The Company continues to be actively engaged in identifying alternative sources of financing that may include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from governmental sources.

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

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of March 29, 2025, and the periods in which payments are due:

	Payments due by Period
	Total	Less Than 1 Year	2-3 Years	4-5 Years	More than 5 Years

			(In thousands)
Contractual Obligations
Debt maturities(1)	$100,350	$4,860	$89,759	$1,720	$4,011
Other long-term liabilities(2)	11,220	6,750	4,285	66	119
Interest on long-term debt(3)	4,683	2,173	1,719	555	236
Operating lease obligations(4)	63,325	11,146	18,296	15,095	18,788

Total	$179,578	$24,929	$114,059	$17,436	$23,154

The Company has commitments to maintain the appearance of stores and has planned for capital expenditures in fiscal 2026 and beyond but has no minimum commitment for these planned projects.

(1)	Includes bank indebtedness in the 2-3 years category to reflect the current expiration date of the Amended Credit Facility.
(2)	The amount of less than one year is recorded within accrued liabilities and accounts payable.
(3)

Excludes interest payments on amounts outstanding under our Amended Credit Facility as the outstanding amounts fluctuate based on our working capital needs. Interest charges associated to Amended Credit Facility, net of deferred financing costs, were $4.9 million in fiscal 2025, $4.7 million in fiscal 2024, and $4.8 million in fiscal 2023. Interest expense on other variable rate long-term debt was calculated assuming the rates in effect at March 29, 2025. Interest charges associated to long-term debt, net of deferred financing costs, were $2.7 million in fiscal 2025, $2.3 million in fiscal 2024, and $4.6 million in fiscal 2023.

(4)

The operating lease obligations do not include insurance, taxes and common area maintenance (CAM) charges to which we are obligated. CAM charges were $4.7 million in fiscal 2025, $5.0 million in fiscal 2024, and $4.9 million in fiscal 2023.

In addition to the above and as of March 29, 2025, we had $0.2 million of outstanding letters of credit.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

During fiscal 2025, we were faced with several challenges impacting our results, including the full year impact of the exit of a third-party jewelry brand from two stores as well as an increase in costs of sales in relation to the strengthening of the U.S. dollar versus the Canadian dollar. During fiscal 2025, we were also impacted by the partial renovations of three stores. Although two of these stores remained opened during partial renovations, store traffic, customer experience and sales were negatively affected. We opened a new store in Montreal under the Birks brand and TimeVallée in September 2024. However, due to delays in the completion of the mall, there were still numerous tenant vacancies resulting in lower foot traffic and affecting sales. We also believe that heightened inflationary pressure on consumers’ discretionary spending, particularly on the Company’s product assortments at lower and mid-price points, and the continuous impact of the increased cost of borrowing in fiscal 2025 affected our results. The Company’s working capital has worsened during fiscal 2025 and the indebtedness has increased as a result of negative cash-flow.

During fiscal 2024, we were faced with several challenges impacting our results, including the temporary impact on sales of store closures during renovations at three key stores in fiscal 2023. These stores gradually reopened during the first quarter of fiscal 2024 and were fully operational during the second quarter of fiscal 2024. During fiscal 2024, we were also impacted by the partial renovations at two stores. Although these two stores remained open during partial renovations, store traffic, customer experience and sales were negatively affected. We also believe that heightened inflationary pressure on consumers’ discretionary spending, particularly on the Company’s product assortments at lower and mid-price points, and the continuous impact of the increased cost of borrowing in fiscal 2024 affected our results. We were still able to benefit from the positive impacts of the major renovations made to our flagship locations in Montreal, Toronto and Vancouver in prior years, on customer experience, customer acquisition and retention, and on sales during the fiscal year. We also benefited from our improved assortment of third-party branded watches across our retail network and e-commerce channel. Increased competition for space in Canada continued to put pressure on occupancy costs and space retention for key locations. During fiscal 2025 and fiscal 2024, we completed the remodeling and renovations of stores in Toronto, Ottawa, Vancouver, Calgary, and Laval, Quebec and opened two new stores in Montréal.

We continue to successfully pursue our strategy to develop the Birks product brand, and in fiscal 2024, we launched several new collections under the Birks brand. In addition, we continued to pursue our strategies to enhance our customers’ in-store experience which includes the remodeling of our retail network with the goal of providing our clients with an engaging buying experience.

Our gross profit margin decreased in fiscal 2025, driven primarily by a decrease in sales volume of third party branded jewelry as well as a foreign exchange loss due to the strengthening of the U.S. dollar. Going forward, we believe that our gross profit margin will stabilize and begin to increase as we continue to promote the development of the Birks product brand which we expect will provide us with higher gross profit margins. Furthermore, we also intend to continue to execute our merchandising strategy to expand gross margins by developing and marketing exclusive and unique third-party branded products with higher margins.

Our SG&A expenses as a percentage of sales decreased to 33.5% in fiscal 2025 from 35.5% in fiscal 2024. The main drivers of the decrease in SG&A expenses in fiscal 2025 include lower occupancy costs ($2.7 million) mainly due to store closures and store lease modifications, lower marketing costs ($2.3 million) mainly due to lower brand development initiatives, lower compensation costs ($0.5 million) mainly due to lower sales volume and head count reduction, lower general operating costs ($0.4 million) and lower non-cash based compensation expense ($0.3 million) mainly due to fluctuations in the Company’s stock price during the fiscal year. As a percentage of sales, SG&A expenses in fiscal 2025 decreased by 200 basis points as compared to fiscal 2024. We intend to continue to look for cost containment initiatives and saving opportunities when feasible.

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

Leases

The Company leases office, distribution, and retail facilities. Certain retail store leases may require the payment of minimum rent and contingent rent based on a percentage of sales exceeding a stipulated amount. The Company’s lease agreements expire at various dates through 2034, are subject, in many cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices, which are considered as variable costs.

The Company determines its lease payments based on predetermined rent escalations, rent-free periods and other incentives. The Company recognizes rent expense on a straight-line basis over the related terms of such leases, including any rent-free period and beginning from when the Company takes possession of the leased facility. Variable operating lease expenses, including contingent rent based on a percentage of sales, CAM charges, rent related taxes, mall advertising and adjustments to consumer price indices, are recorded in the period such amounts and adjustments are determined. Lease terms occasionally include renewal options for additional periods of up to 6 years. The Company uses judgment when assessing the renewal options in the leases and assesses whether or not it is reasonably certain to exercise these renewal options if they are within the control of the Company. Any renewal options not reasonably certain to be exercised are excluded from the lease term. There is generally no readily determinable discount rate implicit in the Company’s leases. Accordingly, the Company uses its incremental borrowing rate for a term that corresponds to the applicable lease term in order to measure its lease liabilities and has elected to use such rates based on lease terms remaining as of March 29, 2025 and any new leases entered into thereafter.

The amounts of the Company’s operating lease right-of-use (“ROU”) asset and current operating lease liabilities are presented separately on the Consolidated Balance Sheet as of March 29, 2025. Most of the Company’s leases are operating leases as of March 29, 2025. The Company records lease expenses within selling, general and administrative expenses. The Company monitors for events or changes in circumstances that require a reassessment of one of its leases. ROU assets, as part of the group of assets, are periodically reviewed for impairment.

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

The Company funds its operations primarily through committed financing under its Amended Credit Facility and Amended Term Loan described in Note 6 of our consolidated financial statements included elsewhere in this 20-F. The Amended Credit Facility along with the Amended Term Loan are used to finance working capital, finance capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations, obtain favorable payment terms from suppliers, as well as to maintain specified excess availability levels under its Amended Credit Facility and its Amended Term Loan. The Company is required to maintain minimum excess availability at all times, as defined in the Amended Credit Facility and Amended Term Loan. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Amended Credit Facility and under the Amended Term Loan, that could result in the outstanding balances borrowed under the Company’s Amended Credit Facility and Amended Term Loan becoming due immediately, which would result in cross defaults on the Company’s other borrowings. The Company met its excess availability requirement as defined in the Amended Credit Facility and Amended Term Loan as of and throughout the year ended March 29, 2025 and as of the date the financial statements were authorized for issuance, and expects to be above the minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan for at least the next twelve months. The Company estimated and forecasted cash flows and excess availability levels under various scenarios for at least the next twelve months from the date the financial statements were authorized for issuance.

The term loans with Investissement Québec require the Company to maintain on an annual basis a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. As of March 29, 2025, the working capital ratio was 0.88. On July 14, 2025, Investissement Québec modified the working capital covenant for fiscal years ending March 29, 2025 and March 28, 2026 to 0.88.

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

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our executive officers and directors, and their respective ages and positions as of May 31, 2025. During fiscal 2025, the Company had four executive officers.

Name	Age	Position
Niccolò Rossi di Montelera	52	Executive Chairman of the Board & Director
Jean-Christophe Bédos	60	President, Chief Executive Officer &
Davide Barberis Canonico	59	Director
Maria Eugenia Girón	61	Director
Emilio B. Imbriglio	65	Director
Louis-Philippe Maurice	43	Director
Deborah Shannon Trudeau	69	Director
Joseph F.X. Zahra	69	Director
Katia Fontana	55	Vice President and Chief Financial Officer
Maryame El Bouwab	47	Vice President Merchandising, Planning and Supply Chain
Miranda Melfi	61	Vice President, Human Resources, Chief Legal Officer & Corporate Secretary

Directors

Niccolò Rossi di Montelera, age 52, was elected to the Company’s Board of Directors on September 23, 2010 and served as Vice-Chairman of the Company’s Board of Directors from June 2015 until being appointed Executive Chairman of the Board effective January 1, 2017. Mr. Rossi di Montelera’s term as a director of Birks Group expires in 2025. Mr. Rossi di Montelera was a consultant for Gestofi from August 2009 until December 31, 2016 and provided consulting services to the Company in the areas of new product and brand development in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002 he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of Directors of Montrovest until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, who was the Company’s Chairman of the Board until December 31, 2016, and is the brother-in-law of Mr. Carlo Coda-Nunziante who was the Company’s Vice President, Strategy until March 31, 2018.

Jean-Christophe Bédos, age 60, was appointed to the Company’s Board of Directors on April 19, 2012. He was the Company’s Chief Operating Officer from January 2012 to March 2012 and became the Company’s President and Chief Executive Officer on April 1, 2012. He became a director of Birks Group on April 19, 2012 and his term as a director expires in 2025. He has over 35 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweler Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewelry industry at Cartier in 1988. He also served as a director and Vice-Chairman of the Board of The Montreal General Hospital Foundation until June 18, 2025.

Davide Barberis Canonico, age 59, was elected to the Company’s Board of Directors on September 12, 2013. Mr. Canonico’s term as a director of Birks Group expires in 2025. From January 1, 2016 until April 2018, Mr. Canonico was also the Chief Executive Officer of Autofil Yarn Ltd., a company in the textile industry supplying yarn to the automotive industry with manufacturing facilities in the United Kingdom and Bulgaria and was the Group Strategy Director from June 2015 to December 2015. From 1998 to March 2016, he was President and Chief Executive Officer of Manifattura di Ponzone S.p.A., an Italian family-owned company in the textile industry. From 2001 to 2015, he was also a member of the board of Sinterama S.p.A., a company in the textile industry with manufacturing facilities worldwide. He was a member of the Supervisory Board of Montrovest B.V. until April 2018. He also serves as a director of a number of other corporate boards.

Maria Eugenia Girón, age 61, was elected to the Company’s Board of Directors on September 14, 2023. Ms. Girón’s term as a director of Birks Group expires in 2025. She is a corporate director. She serves as director of several private and publicly-listed companies operating in the following industries: asset management, automotive, confectionery and footwear. Since 2018, she is European Innovation Council Expert and Jury Member of the Executive Agency for Small and Medium-size Enterprises of the European Commission. She was the Founder and Executive Director of IE Premium & Prestige Business Observatory (IE Business School), a centre that conducts applied research on luxury and premium consumption, from 2010 to 2019, and an advisor and partner of Silvercloud, an investment vehicle of Marwyn Management Partners investing in companies in the premium and luxury industry from 2010 to 2013. From 1997 to 2006, Ms. Girón was the Chief Executive Officer of Carrera Y Carrera, a Spanish high-end jewellery brand and from 1992 to 1997, she held several senior management positions with Loewe, a luxury goods company. She is Vice-Chair of Oceana, a leading ocean conservation global organization, and a director of Royal Tapestry Manufacturing. She was a director of a number of non-profit organizations including IC-A, Instituto de Consejeros y Administradores (the Spanish association of independent directors dedicated to the creation and dissemination of good corporate governance practices) and IE University.

Emilio B. Imbriglio, age 65, was elected to the Company’s Board of Directors on September 22, 2022. Mr. Imbriglio’s term as a director of Birks Group expires in 2025. He is a corporate director. Mr. Imbriglio has been a Chartered Professional Accountant since 1982. From 2002 to 2013, Mr. Imbriglio lead Raymond Chabot Grant Thornton LLP’s (“RCGT”) corporate finance unit which included M&A, financing, business valuation and public-private partnerships. He was also the Chair of the Board of RCGT from 2011 to 2013. In 2013, Mr. Imbriglio was named President and Chief Executive Officer of RCGT and served in that capacity until he retired in 2021. Mr. Imbriglio also has been and currently is a director of a number of other private companies, non-profit organizations as well as public company corporate boards.

Louis-Philippe Maurice, age 43, was elected to the Company’s Board of Directors on September 14, 2023. Mr. Maurice’s term as a director of Birks Group expires in 2025. Since 2011, he has been the CEO & Co-founder and a member of the board of directors of Busbud Inc., a global mobility and travel group offering a leading platform for booking bus, train and ridesharing tickets in over 80 countries worldwide, since 2011. He is an entrepreneur with over 20 years of experience leading technology start-ups and developing innovative e-commerce & consumer web products on a global scale. From 2007 to 2009, he worked in Silicon Valley at Yahoo and LinkedIn in product management, marketing and business development. From 2017 until 2023, Mr. Maurice was a member of the board directors of Raymond Chabot Grant Thornton LLP, a leading professional services firm in Canada in the areas of assurance, tax, advisory services and business recovery and reorganization.

Deborah Shannon Trudeau, age 69, was elected to the Company’s Board of Directors on September 22, 2022. Ms. Trudeau’s term as a director of Birks Group expires in 2025. She is former Senior Vice-President of International Business and Licensing at Trudeau Corporation, a Canadian family-owned company founded in 1889 that distributes high-end European crystal and glassware products and is a global leader in the design, creation, marketing and distribution of its own Trudeau-branded lifestyle kitchenware and tableware products. She has over 30 years of experience in leading strategic partnerships, licensing collaborations and business model innovations that expanded Trudeau Corporation’s market presence to over 60 countries. She continues to serve on Trudeau Corporation’s Advisory Board. In addition, from 2017 to 2023, Ms. Trudeau has been Vice-Chair of the Board of Royal Canadian Mint, a for-profit crown corporation and a producer of circulation coins for Canada and other countries, of numismatic coins and gold and silver bullion. She has been and currently is a director of several other private companies, non-profit organizations as well as public company corporate boards including Crescita Therapeutics Inc.

Joseph F.X. Zahra, age 69, was appointed to the Company’s Board of Directors on November 9, 2016. Mr. Zahra’s term as a director of Birks Group expires in 2025. Mr. Zahra is a founding partner and director of SurgeAdvisory Limited, an advisory firm which focuses on strategy and transformation management, succession planning and boardroom coaching operating in Malta, since January 1, 2017. Prior thereto, he was a founding partner and managing director of MISCO, an independent consulting group operating in Malta, Cyprus and Italy from 1983 to 2016. Mr. Zahra also serves as director of several private, publicly-listed and regulated companies operating in the following industries: financial services (insurance and investment services), oil services, transportation, retail and hospitality. Mr. Zahra is also chairman of the board of directors of Vodafone Holdings and chairman of the audit committee of CPHCL Ltd., and member of the audit committee of United Finance plc and of Vodafone Insurance Ltd. He also serves as chairman of the investment committee of Pendergardens Developments plc and is a member of the investment committee of Chasophie Group Limited and the underwriting committee of Vodafone Insurance Ltd. Mr. Zahra was director of the Central Bank of Malta from 1992 to 1996 and served as executive chairman of Bank of Valletta Plc from 1998 to 2004, Maltacom Plc in 2003 and Middlesea Insurance Plc from 2010 to 2012. Mr. Zahra was appointed as one of the five international auditors at the Prefettura per gli Affari Economici of the Holy See from 2010 to 2014 and was the president of the economic and administrative reform commission (COSEA) from 2013 to 2014 as well as Vice Coordinator of the Council for the Economy of the Holy See from 2014 to 2020.

Other Executive Officers

Katia Fontana, age 55, is our Vice President, Chief Financial Officer and has been with Birks Group since January 13, 2020. Prior to joining us, she was Chief Financial Officer at Avenir Global, a holding company for communications and public relations firms. Prior thereto, she was with Groupe Dynamite Inc., an apparel retailer, from 2004 to 2018 in various positions, including Chief Financial Officer, Vice President, Finance and Administration and Director, Finance. From 1993 to 2004, Ms. Fontana was with Deloitte in its audit and assurance practice. She also serves as a member of the board of directors of Aéroports de Montréal.

Maryame El Bouwab, age 47, is our Vice President, Merchandising, Planning and Supply Chain. She has been with the Company since March 2013. Prior to her current position, she was the Company’s Vice President, Planning and Supply Chain from June 1, 2018 to September 30, 2018 and Vice President, Merchandise Planning from February 1, 2017 to May 31, 2018. From March 2013 to February 2017, she was the Company’s Director of Merchandise Planning. Prior to joining the Company, Ms. El Bouwab was, from 2005 to 2012, with Mexx Canada and Lucky Brand Jeans and held the position of Merchandising and Planning Manager.

Miranda Melfi, age 61, is our Vice President, Human Resources, Chief Legal Officer and Corporate Secretary and has been with Birks Group since April 2006. Prior to her current position, she was our Vice President, Legal Affairs and Corporate Secretary from April 2006 to September 2018. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella- Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP. She also serves as a member of the Board of Governors of Concordia University.

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

Since October 1, 2022, each director who is not an employee of the Company is entitled to receive an annual fee of U.S. $45,000 (approximately $60,600 in Canadian dollars) for serving on the Company’s Board of Directors. The chairperson of each of the audit and corporate governance committee, and the compensation and nominating committee received an additional annual fee of U.S. $15,000 and U.S. $12,000 (approximately $20,200 and $16,200 in Canadian dollars) respectively. The members of the audit and corporate governance committee, and the compensation and nominating committee received an additional annual fee of U.S. $8,000 and U.S. $6,000 (approximately $10,800 and $8,100 in Canadian dollars), respectively, and the independent member of the executive committee received an additional annual fee of U.S. $4,000 (approximately $5,400 in Canadian dollars). The chairperson and any other members of any special independent committee of directors that may be established from time to time is entitled to receive compensation as may be determined by the Board of Directors for his or her service on such committee.

Since September 2018 and every September thereafter until September 2022, each director who is not an employee of the Company is entitled to receive deferred stock units equal to a value of U.S. $25,000 (approximately $33,700 in Canadian dollars). In July 2022, the chairman of the Special Committee and each member of the Special Committee was paid U.S. $5,000 (approximately $6,700 in Canadian dollars). All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

From and including September 2023 and every September thereafter, each director who is not an employee of the Company is entitled to receive deferred stock units equal to a value of U.S. $45,000 (approximately $60,600 in Canadian dollars).

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

The summary compensation table regarding our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers and the long-term incentive award grants and exercise of long-term incentive award tables in our Management Proxy Circular will be filed on Form 6-K with the SEC in connection with our 2025 Annual Meeting of Shareholders.

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

The Long-Term Incentive Plan authorized the issuance of 900,000 Class A voting shares, which consisted of authorized but unissued Class A voting shares. In no event can the Company issue Class A voting shares or awards requiring the Company to issue Class A voting shares under the Long-Term Incentive Plan, if such issuance, when combined with the Class A voting shares issuable under any of the Company’s other equity incentive award plans and all other Class A voting shares issuable under the Long-Term Incentive Plan would exceed 1,304,025 Class A voting shares, unless the issuance of such shares or awards in excess of this limit is approved by the shareholders. However, this limit does not restrict the Company’s ability to issue awards under the Long-Term Incentive Plan that are payable other than in shares, including cash-settlement stock appreciation rights. The Long-term Incentive Plan expired on February 10, 2016 and no further awards will be granted under this plan. However, this plan will remain effective until the outstanding awards issued thereunder terminate or expire by their terms.

As of May 31, 2025, there were no outstanding available awards under the Long-Term Incentive Plan.

Omnibus Long-Term Incentive Plan

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Under the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. A total of 1,000,000 shares of the Company’s Class A voting shares are reserved for issuance under the Omnibus LTIP. On January 11, 2022 and September 22, 2022, the Board of Directors and a majority of shareholders, respectively, approved the increase to the maximum number of Class A voting shares reserved for issuance under the Omnibus LTIP from 1,000,000 to 1,500,000. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of May 31, 2025, the only awards outstanding under the Omnibus LTIP were 331,764 deferred stock units granted to members of the Company’s Board of Directors which were converted from cash-settled to share-settled awards on December 20, 2021 and 231,621 cash-settled deferred stock units granted to members of the Company’s Board of Directors

BOARD PRACTICES

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

In relation to fiscal year 2025, the Company’s Board of Directors held a total of eleven board meetings and fourteen committee meetings. With respect to such period, three directors attended 100% of the meetings of the Board of Directors, three directors attended 91% and two directors attended 64% of the board meetings.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. During fiscal 2025, our Board of Directors was composed of the three main committees below. The Board of Directors may from time to time also create special committees of the Board as needed.

1. Audit and Corporate Governance Committee. We have a separately designated standing audit and corporate governance committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit and corporate governance committee operates under a written charter adopted by the Board of Directors. The audit and corporate governance committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit and corporate governance committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. The audit and corporate governance committee is also responsible for overseeing the Company’s major risk exposures, cybersecurity and data privacy risks and protocols. In addition, the audit and corporate governance committee has oversight responsibility on all aspects of the Company’s corporate governance policies as well as the oversight and review of all related party transactions. In relation to fiscal 2025, the audit and corporate governance committee held six meetings. With respect to such period, all the members of the audit and corporate governance committee attended 100% of these meetings, except for one member who attended 83% of the committee meetings. During fiscal 2025, the audit and corporate governance committee was comprised of Emilio B. Imbriglio (Chair), Davide Barberis Canonico, and Maria Eugenia Girón, each of whom was financially literate and an independent (as defined by the NYSE American listing standards and SEC rules), non-employee director of the Company. We have determined that Emilio B. Imbriglio is an “audit committee financial expert” as this term is defined under SEC rules. Neither the SEC nor the NYSE American requires us to designate an “audit committee financial expert”. A copy of the audit committee charter is available on the Company’s website at www.birks.com.

2. Compensation and Nominating Committee. We have a standing compensation committee. The compensation and nominating committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation and nominating committee is to recommend to the Board of Directors (i) director compensation and (ii) executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of Birks Group. The compensation and nominating committee also establishes criteria for goals and objectives for variable compensation, evaluates the performance of the Chief Executive Officer on an annual basis and provides recommendations to the Board of Directors regarding Chief Executive Officer and senior management succession plans. Certain decisions regarding compensation of certain other executive officers are reviewed by the compensation committee. In relation to fiscal year 2025, the compensation and nominating committee held four meetings and all members of the compensation and nominating committee attended 100% of these meetings with respect to that period. During fiscal year 2025, the compensation and nominating committee was comprised of Deborah Shannon Trudeau (Chair), Davide Barberis Canonico, Louis-Philippe Maurice and Joseph F.X. Zahra (until September 19, 2024). Each member of the compensation and nominating committee is an independent (as defined by the NYSE American listing standards), non-employee director of the Company.

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

3. Executive Committee. We have a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between meetings of the Board of Directors for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in our operations, including but not limited to monitoring the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. During fiscal year 2025, the executive committee consisted of Niccolò Rossi di Montelera (Chair), Jean-Christophe Bédos, Davide Barberis Canonico, and Maria Eugenia Girón. In relation to fiscal year 2025, the executive committee held four meetings. All of the members of the executive committee attended 100% of these meetings with respect to such period. Messrs. Barberis Canonico and Mrs. Girón are independent, non-employee directors of the Company.

EMPLOYEES

As of March 29, 2025, we employed approximately 293 persons, including 16 employees on temporary leave. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, training, retraining and developing the best people in our industry.

Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations, e-commerce sales and support, wholesale sales and gold exchange. The table below sets forth headcount by category in the periods indicated.

Total
As of March 29, 2025:
Administration and operating support	118
Retail	175

Total	293

As of March 30, 2024:
Administration and operating support	123
Retail	167

Total	290

As of March 25, 2023:
Administration and operating support	142
Retail	171

Total	313

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2025, based on 11,876,717 Class A voting shares, by each executive officer and each director:

Name of Beneficial Owner	Number of Class A Voting Shares Beneficially Owned	Options/DSUs to Purchase Shares		Percentage of Beneficially Owned
Niccolò Rossi di Montelera	—	110,588	(1)	*
Jean-Christophe Bédos	92,633			*
Davide Barberis Canonico	—	110,588	(1)	*
Maria Eugenia Girón	—	—		—
Emilio B. Imbriglio	—	—		—
Louis-Philippe Maurice	—	—		—
Deborah Shannon Trudeau	—	—		—
Joseph F.X. Zahra	—	110,588	(1)	*
Katia Fontana	30,700	—		*
Maryame El Bouwab	50,000	—		*
Miranda Melfi	48,624	—		*

*	Less than 1%.
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

MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2025 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and/or Class B multiple voting shares. The major shareholders listed with Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Unless otherwise indicated in the table, each of the persons named below, to the Company’s knowledge, has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 11,876,717 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on May 31, 2025, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Annual Report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of May 31, 2025 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. For information regarding entities or persons that directly or indirectly control us, see “Item 3. Key Information – Risk Factors – Risks Related to the Company.”

Name of Beneficial Owner(1)	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
The Grande Rousse Trust(2)	13,646,692	69.65%
Meritus Trust Company Limited(3)	13,646,692	69.65%
Montel S.à.r.l(4)	8,846,692	56.73%
Mangrove Holding S.A.(5)	4,800,000	30.23%
Jason Edward Maynard (6)	2,876,314	24.22%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite its name.
(2)

Includes 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montel and Mangrove collectively would be entitled upon conversion of the Class B multiple voting shares held by Montel and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montel and Mangrove collectively are beneficially owned by The Grande Rousse Trust. Montrovest merged with its parent company, Montel, on August 3, 2018 (the “Montrovest Merger”), and as such, all of the shares held by Montrovest at the time of the Montrovest Merger are now held by Montel. Confido Limited has the power to remove the trustee of The Grande Rousse Trust. As a result, Confido Limited may be deemed to have beneficial ownership of the Class A voting shares held by Montel or Mangrove.

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

(6)	Based on information received from Jason E. Maynard as at May 31, 2025.

As of May 31, 2025, there were a total of 197 holders of record of our Class A voting shares, of which 154 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 44% of our outstanding Class A voting shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Class A shares were held of record by brokers or other nominees. None of our Class B multiple voting shares are held in the United States. Each Class B multiple voting share entitles the holder to ten (10) votes at all meetings of our shareholders (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of our restated articles or the Canada Business Corporations Act).

RELATED PARTY TRANSACTIONS

Management Consulting Services Agreement

Effective January 1, 2016, the Company entered into a management consulting services agreement with Gestofi S.A. (“Gestofi”), all in accordance with the Company’s Code of Conduct relating to related party transactions. Under the management consulting services agreement, Gestofi provides the Company with services related to the obtaining of financing, mergers and acquisitions, international expansion projects, and such other services as the Company may request. Under the agreement, the Company paid an annual retainer of €140,000 (approximately $202,000 in Canadian dollars). The original term of the agreement was until December 31, 2016 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee (and now is subject to the review and approval of the Company’s audit and corporate governance committee) and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In November 2018, the agreement was renewed on the same terms and conditions except that the retainer was reduced to €40,000 (approximately $61,000 in Canadian dollars). In March 2019, the agreement was amended to (i) waive the yearly retainer and reimburse only the out-of-pocket expenses related to the services, and (ii) allow for a success fee to be mutually agreed upon between the Company and Gestofi in the event that financing or a capital raise is achieved. The agreement has been renewed annually since November 2019 and was renewed in November 2024 for an additional one-year term on the same terms and conditions. In fiscal 2025, 2024, and 2023, the Company incurred expenses of €11,350 (approximately $17,000 in Canadian dollars), €28,000 (approximately $41,000 in Canadian dollars) and nil, respectively, under this agreement to Gestofi.

Cash Advance Agreements

The Company has a cash advance outstanding from one of its controlling shareholders, Montel (formerly Montrovest), of U.S. $1.5 million (approximately $2.2 million in Canadian dollars) originally received in May 2009 from Montrovest. This cash advance was provided to the Company by Montrovest to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s Amended Credit Facility and Amended Term Loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s Amended Credit Facility permit such a payment. At March 29, 2025 and March 30, 2024, advances payable to Montel amounted to U.S. $1.5 million (approximately $2.2 million and $2.0 million in Canadian dollars, respectively).

On July 28, 2017, the Company received a U.S. $2.5 million (approximately $3.3 million in Canadian dollars) loan from Montel, to finance its working capital needs. The loan bears interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is due and payable in two equal payments of U.S. $1.25 million (approximately $1.55 million in Canadian dollars) in each of July 2018 and July 2019. During fiscal year 2019, U.S. $1.25 million (approximately $1.55 million in Canadian dollars) was repaid. In May 2019, Montel granted the Company a one-year extension of the term of the outstanding balance of U.S. $1.25 million ($1.8 million in Canadian dollars) which was scheduled to be fully repaid in July 2019. In December 2019, the Company obtained a new one-year moratorium on principal repayments and as such the loan will become due in December 2020. In June 2020, the Company obtained a new moratorium on principal repayments and as such the loan will become due at the earliest of August 31, 2021 or 10 days following a recapitalization. During fiscal 2022, the remaining principal balance on the loan of approximately U.S. $1.25 million ($1.6 million in Canadian dollars) was repaid. At March 29, 2025 and March 30, 2024, loans payable to Montel amounted to nil and nil.

Due to the Montrovest Merger, Montrovest’s separate legal existence ceased and as a result of such merger, the cash advance agreements as well as the loan agreement have been assumed by Montel.

Reimbursement Letter Agreement

In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl, of certain expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s then Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s Chairman of the Executive Committee and the Company’s current Executive Chairman of the Board, for the work performed on behalf of the Company, up to a yearly maximum of U.S. $260,000 (approximately $340,000 in Canadian dollars). The yearly maximum was reduced to U.S. $130,000 (approximately $170,000 in Canadian dollars). This agreement has been renewed annually and was renewed in March 2019 for an additional one-year term, except that the only services being reimbursed are for administrative support and analytical services costs and in March 2020, for an additional one-year, except expenses were as of then being charged in Euro (€). During fiscal 2025, 2024, and 2023, the Company incurred expenses of €17,000, €17,000, and €24,000, (approximately $26,000, $25,000, and $35,000 in Canadian dollars) respectively to Regaluxe Srl under this agreement.

Distribution Agreement

In April 2011, our corporate governance and nominating committee and Board of Directors approved the Company’s entering into a Wholesale and Distribution Agreement with Regaluxe Srl. Under the agreement, Regaluxe Srl is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on April 1, 2011. Under this agreement, the Company pays Regaluxe Srl a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe Srl less a discount factor of 3.5%. The agreement’s initial term was until March 31, 2012, and may be renewed by mutual agreement for additional one- year terms. This agreement has been renewed annually and in March 2023, the agreement was renewed for an additional one-year term. This agreement was not renewed in March 2024. During fiscal year 2025, fiscal 2024 and fiscal 2023, the Company did not make any payments to Regaluxe Srl under this agreement.

Consulting Agreement

On March 28, 2018, the Company’s Board of Directors approved the Company’s entry into a consulting services agreement with Carlo Coda Nunziante effective April 1, 2018. Under the agreement, Carlo Coda Nunziante, the Company’s former Vice President, Strategy, and brother-in-law to the Executive Chairman of the Board, is providing advice and assistance on the Company’s strategic planning and business strategies for a total annual fee, including reimbursement of out-of-pocket expenses of €146,801 (approximately $222,000 in Canadian dollars), net of applicable taxes. During fiscal 2025, 2024 and 2023, the Company incurred charges of €37,000, €149,000 and €149,000 (approximately $55,000, $217,000 and $205,000 in Canadian dollars), including applicable taxes, respectively. This agreement was extended for a six (6) month period and ended on September 30, 2024.

Retail Support and Administrative Service Fee

The Company provides RMBG with retail support and administrative services, and charges RMBG for these related services. During fiscal 2025, the Company charged $520,623 to RMBG. $612,500 during fiscal 2024 and nil during fiscal 2023.

RMBG Dividend

In December 2024, the Company received a dividend from RMBG in the amount of U.S. $960,784 (approximately $1.38 million in Canadian dollars) based on its respective joint venture shareholdings.

Support Letters and Loan

On July 15, 2024, the Company obtained a support letter (the “Shareholder Support Letter”) from one if its controlling shareholders, Mangrove, providing financial support in an amount of up to $3.75 million that is available until July 31, 2025, of which up to $2.75 million is available prior to January 1, 2025 and an additional amount of up to $1.0 million would be available after January 1, 2025. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining the minimum excess availability at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025. On November 27, 2024, the support letter was extended until December 31, 2025.

On June 26, 2025, the Shareholder Support Letter was terminated and replaced with a loan agreement whereby Mangrove entered into a loan agreement with the Company to advance $3.75 million of additional indebtedness to fund the Company’s working capital requirements, at an annual interest rate of 15%, which would be repayable, in full, on December 24, 2026.

On July 21, 2025, the Company obtained support letters providing financial support to the Company for an aggregate total amount of up to $1.5 million from (i) Mangrove (one of the Company’s controlling shareholders) for up to $500,000, (ii) Davide Barberis Canonico (a member of the Company’s Board of Directors) for up to $800,000, and (iii) Marco Pasteris (the Company’s Vice-President, Finance) for $200,000. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2026, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or maintaining minimum excess availability at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under these support letters will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2026.

In addition, on July 21, 2025, the Company obtained from Mangrove a deferral of interest payments payable in relation to the cash advance outstanding of U.S. $1.5 million and the Mangrove Loan of $3.75 million, of up to a maximum of $813,227, effective immediately and through to July 31, 2026.

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

Employment Agreements

Jean-Christophe Bédos

On January 4, 2012, we entered into an employment agreement, or the “Agreement”, with Jean-Christophe Bédos, who became the President & Chief Executive Officer effective April 1, 2012, and prior to that was our Chief Operating Officer. The Agreement provides Mr. Bédos with a base salary of $700,000 an annual cash bonus set at a minimum of $282,500 for fiscal year ended March 30, 2013, of which $141,250 was paid during fiscal 2012 and $141,250 was paid in fiscal 2014, an annual target cash bonus of 85% of base salary based on achievement of a targeted level of performance and performance criteria set by the Company, an option to purchase 150,000 shares of the Company’s Class A voting shares which vested over three years and other health and retirement benefits. Mr. Bédos’ base salary was increased to $730,000, $750,000 and $770,000, effective October 1, 2015, November 1, 2016 and October 1, 2021, respectively. If Mr. Bédos is terminated without “cause” or resigns for “good reason,” as these terms are defined in the Agreement, the Agreement provides that Mr. Bédos will receive (i) any earned and accrued but unpaid base salary, (ii) up to 12 months of salary in lieu of further salary or severance payments, which may be increased by one additional month after five years of service for each additional year of service thereafter, up to a maximum of eighteen months after ten years of service, (iii) certain health benefits for the period that the severance will be payable in, and (iv) his bonus through the date of termination and up to twelve months average annual cash bonus (based on the average annual cash bonus paid to him over the previous three fiscal years). Mr. Bédos is prohibited from competing with us during his employment and for a period of twelve months thereafter.

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

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A VOTING SHARES

The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations adopted thereunder, as amended (referred to in this Form 20-F as the “Canadian Tax Act”) of the ownership of our Class A voting shares, generally applicable to holders of our Class A voting shares who, for purposes of the Canadian Tax Act and at all relevant times, are not (and are not deemed to be) resident in Canada, are the beneficial owners of our Class A voting shares, hold our Class A voting shares as capital property, deal at arm’s length and are not affiliated with Birks Group, and who do not use or hold (and are not deemed to use or hold) Class A voting shares in connection with carrying on business or part of a business in Canada (referred to in this Form 20-F as “Non-resident Holders”). This discussion does not apply to Non-resident Holders that are insurers that carry on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined under the Canadian Tax Act).

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

Disposition of Our Class A Voting Shares

A Non-resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by that Non-resident Holder on a disposition (or deemed disposition) of a Class A voting share, unless the Class A voting share constitutes “taxable Canadian property” (as defined in the Canadian Tax Act) of the Non-resident Holder at the time of disposition and the Non-resident Holder is not entitled to relief under an applicable income tax convention between Canada and the Non-resident Holder’s country of residence. If at the time of such disposition the Class A voting shares are listed on a “designated stock exchange” (which includes the NYSE American), the Class A voting shares will generally not constitute taxable Canadian property of a Non-resident Holder unless (A) at any time during the 60-month period that ends at the time the Class A voting shares are disposed of, both (i) 25% or more of the issued shares of any class of the capital stock of the Corporation were owned by or belonged to one or any combination of (a) the Non-resident Holder, (b) persons with whom the Non-resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-resident Holder or a person referred to in (b) holds a membership interest, directly or indirectly, through one or more partnerships, and (ii) more than 50% of the fair market value of the Class A voting shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (as such terms are defined under the Canadian Tax Act) or options in respect of, interests in, or civil law rights in, any such properties (whether or not such properties exist), or (B) the Class A voting shares are otherwise deemed to be taxable Canadian property. Generally, to the extent that the Class A voting shares are no longer listed on a “designated stock exchange” at the time of their disposition, the above- listed criteria (with the exception of (i)) will apply to determine if the Class A voting shares are “taxable Canadian property”.

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

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowing under the Amended Credit Facility and the Amended Term Loan bear interest at floating rates, which are based on CORRA plus a CORRA adjustment of 0.32% plus a fixed additional interest rate. As of March 29, 2025, we have not hedged these interest rate risks. As of March 29, 2025, we had approximately $86.0 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100-basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.9 million.

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

To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of March 29, 2025, we had not hedged these foreign exchange rate risks. As of March 29, 2025, we had approximately $71.7 million of net liabilities subject to foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 100-basis point strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 29, 2025, our earnings would have increased or decreased, respectively, by approximately $0.7 million. This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

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

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that material information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 29, 2025, our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), were not effective due to the material weaknesses noted in Management’s Annual Report on Internal Control over Financial Reporting.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that, as of March 29, 2025, the Company did not maintain effective internal control over financial reporting due to the following material weaknesses in its internal control over financial reporting:

•

The lack of sufficient accounting and financial reporting personnel to appropriately segregate duties in the preparation and review of certain account reconciliations (purchases and leases) and journal entries;

•

The insufficient design of certain management review controls (assessment of future operation and inventory reserves) due to the inadequate retention of documentary evidence including management’s assessment related to the completeness and accuracy of the underlying information; and

•	The insufficient design of a control related to the review of the classification of a cash flow transaction.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented on a timely basis.

Notwithstanding these material weaknesses described above, our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that the consolidated financial statements included in this Annual Report on Form 20-F are fairly presented, in all material respects, in accordance with generally accepting accounting principles in the United States for each of the periods presented herein. These material weaknesses did not result in a material restatement of the Company’s previously released consolidated financial statements. However, such weaknesses did result in misstatements that were identified and corrected in the consolidated financial statements as of and for the year ended March 29, 2025.

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

Remediation Efforts to Address the Material Weakness

We are committed to remediate the material weaknesses in our internal control over financial reporting and will implement additional processes, procedures, policies, and controls designed to address the underlying causes associated with the above-mentioned deficiencies. Our internal control remediation efforts include the following:

•	establishing adequate review and approval processes, controls and procedures based on roles and responsibilities of each accounting member;

•	enhancing policies and procedures to retain adequate documentary evidence for certain management review controls in order to validate the completeness and accuracy of the underlying information; and

•	redesigning controls related to the proper classification of a cash flow transaction.

Changes in Internal Control over Financial Reporting

Except for the material weaknesses disclosed above, there were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board of Directors determined that Emilio B. Imbriglio, an independent director, meets the requirements to be designated an “audit committee financial expert” as such term is defined by the SEC. See “Item 6. Directors, Senior Management and Employees—Board Practices.”

Item 16B.	Code of Ethics

We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer, Treasurer, Controller, principal accounting officer, and persons performing similar functions . Our code of ethics is available on our website at www.birks.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address within five business days following the date of such amendment or waiver. We also have a similar code of ethics that applies to our financial directors. The Company has also adopted a Code of Conduct that applies to all employees of the Company.

Item 16C.	Principal Accountant Fees and Services

During fiscal 2025 and fiscal 2024, we retained KPMG LLP, our independent registered public accountant, to provide services in the following categories and amounts:

Audit Fees

The aggregate fees for professional services rendered by KPMG LLP for the audit and interim review of our consolidated financial statements was
$1,217,075 in fiscal 2025 and $760,350 in fiscal 2024 for the audit and interim review of our consolidated financial statements and auditor’s involvement in a registration statement.

Audit Related Fees

During fiscal 2025 and fiscal 2024, KPMG LLP provided audit related services for a total amount of nil and nil, respectively.

Tax Fees

During fiscal 2025 and fiscal 2024, KPMG LLP provided tax advisory services for a total amount of $nil and $22,753, respectively.

All Other Fees

During fiscal 2025 and fiscal 2024, KPMG LLP provided other services for a total amount of $nil and $23,005, respectively, related to assurance reports.

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

We did not, nor did any affiliated purchaser, purchase any of our equity securities during fiscal 2025.

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
We have adopted an
insider trading policy, which governs the purchase, sale and other dispositions of our securities by our directors, officers and other employees. This policy promotes compliance with applicable securities laws and regulations, including those that prohibit insider trading. A copy of our Insider Trading Policy was filed as an exhibit to our annual report on Form 20-F filed with the SEC on July 16, 202
4
.

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
There were no cybersecurity incidents during the fiscal year 2025 that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on the Company’s strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D–Risk Factors” for more information on how material cybersecurity attacks may impact our business.
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

Item 17.	Financial Statements
Not applicable.

Item 18.	Financial Statements
The financial statements required by this item are found at the end of this Annual Report beginning on page F-1.

PART III

Item 19.	Exhibits

The following exhibits are part of this Annual Report on Form 20-F.

Exhibit Number	Description of Document

1.1	Restated Articles of Incorporation of Birks Group Inc., effective as of November 14, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

1.2	Articles of Amendment of Birks Group Inc., effective as of October 1, 2013. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 25, 2014.

1.3	Articles of Amendment of Birks Group Inc. effective as of October 3, 2014. Incorporated by referenced from Birks Group Inc.’s Form 20-F filed with the SEC on June 26, 2015.

1.4	By-law No. One of Birks Group Inc. adopted on December 28, 1998 and amended on April 9, 2012. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 3, 2012.

2.1	Form of Birks Class A voting share certificate as amended as of October 1, 2013. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 25, 2014.

2.2	Description of Capital Stock. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 8, 2020.

4.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2	Form of Directors and Officers Indemnity Agreement. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 23, 2023.

4.3	Agreement of Principal Lease between 7739907 Canada Inc. and Birks Group Inc. executed on March 17, 2017. Incorporated by reference from the Birks Group Inc.’s Form 6-K filed with the SEC on May 12, 2017.

4.4	Employment Agreement between Miranda Melfi and Birks Group dated February 24, 2006. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.5	Management Consulting Services Agreement between Birks Group Inc. and Gestofi S.A. entered into as of November 20, 2015. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 30, 2016.

4.6	Birks Group Inc. Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.7	Birks Group Inc. Omnibus Long-Term Incentive Plan as amended on January 11, 2022. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on June 24, 2022

4.8	Form of Stock Appreciation Rights Agreement. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.9	Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 8, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2020.

4.10	Amendment dated February 18, 2021, to the Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 8, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 17, 2021.

4.11*	Amendment dated July 14, 2025, to the Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 8, 2020 and to the Loan Agreement between Birks Group Inc. and Investissement Québec entered into on August 24, 2021.

4.12	Amended and Restated Cash Advance Agreement between Birks Group Inc. and Montrovest B.V., dated June 8, 2011. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.13+	Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos, dated January 4, 2012. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 23, 2023.

4.14+	Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos dated April 18, 2013. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 23, 2023.

4.15+	Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos effective October 1, 2015. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 23, 2023.

4.16	Canadian Offering Memorandum, dated as of April 27, 2012. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.17	Form of Subscription Rights Certificate. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on May 24, 2012.

4.18	Consulting Services Agreement between Carlo Coda Nunziante and Birks Group Inc., dated March 31, 2018. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 3, 2018.

4.19*+	Amendment Letter to Consulting Services Agreement between Carlo Coda Nunziante and Birks Group Inc. dated March 31, 2018, effective June 12, 2024.

4.20	Credit Agreement by and among Crystal Financial LLC, as Agent, the lenders that are parties thereto as the Lenders, and Birks Group Inc. dated as of June 29, 2018. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 3, 2018.

4.21	Amendment No.1 to the Credit Agreement by and among by and among the lenders thereto as lenders, Crystal Financial LLC, as agent, and Birks Group Inc. dated as of April 18, 2019. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 8, 2020.

4.22	Amendment No.2 to the Credit Agreement by and among by and among the lenders thereto as lenders, Crystal Financial LLC, as agent, and Birks Group Inc. dated as of July 3, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 17, 2021.

4.23	Amendment No.3 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of August 31, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.24	Amendment No.4 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of December 15, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.25	Amendment No.5 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of December 24, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.26	Amendment No.6 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of June 26, 2024. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 16, 2024.

4.27*++	Amendment No.7 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC (D/B/A SLR Credit Solutions), as administrative agent and Birks Group Inc. dated as of July 8, 2025.

4.28	Employment Agreement dated June 29, 2018 entered into between Birks Group Inc. and Maryame El Bouwab. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on July 13, 2018.

4.29	Employment Agreement dated December 18, 2019 entered into between Birks Group Inc. and Katia Fontana. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 8, 2020.

4.30	Loan Agreement between Birks Group Inc. and Investissement Québec entered into on August 24, 2021, as amended. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on November 18, 2021.

4.31	Amended and Restated 2021 Credit Agreement by and among Wells Fargo Capital Finance Corporation Canada, as Administrative Agent, the Lenders that are parties thereto as the Lenders, and Birks Group Inc., as Borrower, dated as of December 24, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.32	First Amendment to Amended and Restated Credit Agreement by and among Birks Group Inc., as Borrower, Cash, Gold & Silver Inc. and Birks Investments Inc. as Guarantors, Wells Fargo Capital Finance Corporation Canada, as Administrative Agent, and the Lenders that are parties thereto as the Lenders, dated as of June 26, 2024. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 16, 2024.

4.33*++	Second Amendment to Amended and Restated Credit Agreement by and among Birks Group Inc., as Borrower, Cash, Gold & Silver Inc. and Birks Investments Inc. as Guarantors, Wells Fargo Capital Finance Corporation Canada, as Administrative Agent, and the Lenders that are parties thereto as the Lenders, dated as of July 8, 2025.

4.34	Master Lease Agreement between Varilease Finance, Inc. and Birks Group Inc. made as of July 14, 2023 (“Master Lease Agreement”). Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 16, 2024.

4.35	Schedule No. 01 to the Master Lease Agreement entered into between Varilease Finance, Inc. and Birks Group Inc. dated July 14, 2023. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 16, 2024.

4.36	Schedule No. 02 to the Master Lease Agreement entered into between Varilease Finance, Inc. and Birks Group Inc. dated February 1, 2024. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 16, 2024.

4.37	Schedule No. 03 to the Master Lease Agreement entered into between Varilease Finance, Inc. and Birks Group Inc. dated February 1, 2024. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 16, 2024.

4.38	Schedule No. 04 to the Master Lease Agreement entered into between Varilease Finance, Inc. and Birks Group Inc. dated June 3, 2024. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 16, 2024.

4.39	Shareholder Support Letter entered into between Mangrove Holding S.A. and Birks Group Inc. on November 27, 2024. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on November 27, 2024.

4.40*	Loan Agreement entered into between Mangrove Holding S.A. and Birks Group Inc. dated June 26, 2025.

4.41*++	Share Purchase Agreement entered into between Birks Group Inc. and with the shareholders of 1067830 Ontario Limited (the “Vendors”) and Jordan Sutkiewicz as representatives of the Vendors dated June 6, 2025.

4.42*+	Amendment No. 1 to the Share Purchase Agreement dated June 6, 2025 between Birks Group Inc. and with the shareholders of 1067830 Ontario Limited (the “Vendors”) and Jordan Sutkiewicz as representative of the Vendors entered into on June 28, 2025.

4.43*	Shareholder Support Letter entered into between Mangrove Holding S.A., Montel S.à.r.l. and Birks Group Inc. on July 21, 2025.

4.44*	Support Letter entered into between Davide Barberis Canonico and Birks Group Inc. on July 21, 2025.

4.45*	Support Letter entered into between Marco Pasteris and Birks Group Inc. on July 21, 2025.

8.1*	Subsidiaries of Birks Group Inc.

11.1++	Birks Group Inc. Policy, Procedures and Guidelines Governing Insider Trading and Disclosure. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 16, 2024.

12.1*	Certification of President and Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1*	Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP.

97.1	Birks Group Inc. Policy Regarding the Mandatory Recovery of Compensation. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 16, 2024.

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.1*	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 29, 2025, has been formatted in Inline XBRL and is contained in Exhibit 101.

*	Filed herewith.
+

Certain confidential information contained in this exhibit has been redacted pursuant to Item 4 of the “Instructions As To Exhibits” of Form 20-F because (i) the Company customarily and actually treats the redacted information as private or confidential and (ii) the omitted information is not material. The Company hereby agrees to furnish an unredacted copy of the exhibit to the Commission upon request.

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

BIRKS GROUP INC.

Date: July 25, 2025	/s/ Katia Fontana
Katia Fontana,
Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Birks Group Inc.:
Opinion on the
Co
n
s
o
l
i
d
ate
d
Financial Statements
We have audited the accompanying consolidated balance sheets of Birks Group Inc. (the Company) as of March 29, 2025 and March 30, 2024, the related consolidated statements of operations, other comprehensive income (loss), changes in stockholders’ equity (deficiency), and cash flows for each of the years ended March 29, 2025, March 30, 2024 and March 25, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 29, 2025 and March 30, 2024, and the results of its operations and its cash flows for each of the years ended March 29, 2025, March 30, 2024 and March 25, 2023, in conformity with U.S. generally accepted accounting principles.
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
Assessment of the Company’s ability to continue as a going concern
As discussed in Note 1 to the consolidated financial statements, the Company prepares its consolidated financial statements on a going concern basis. The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least twelve months from the date of issuance of these financial statements. The Company funds its operations primarily through committed financing under its senior secured credit facility and its senior secured term loan. The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations, successfully integrate the strategic acquisition, adhere to the terms of its committed financings, obtain favorable payment terms from suppliers, as well as to maintain minimum excess availability, as defined under its senior secured credit facility and its senior secured term loan. Management estimated and forecasted cash flows and excess availability levels under various scenarios for at least the next twelve months from the date the financial statements were authorized for issuance.

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
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of the internal control related to management’s going concern assessment. We assessed management’s ability to forecast by comparing prior year forecasts to actual results and excess availability achieved. We assessed management’s estimated forecasted sales, gross margins and operating costs used in management’s forecasted cash flows, excess availability levels and working capital ratio and adherence to the terms of its committed financings under various scenarios. This assessment included the impact of the newly acquired retail locations on the forecasted cash flows. We assessed the financial support letters received by management. We evaluated the assumptions in the forecasted cash flows and the various scenarios, related to cost reductions and obtaining favorable payment terms from suppliers by understanding the nature of management’s plans and whether they were probable. We examined the results of operations and excess availability levels after year-end, up to the date of our auditor’s report, and compared them to management’s forecasted excess availability levels. We assessed the adequacy of the disclosures related to the application of the going concern assessment.
Evaluation of the reserve for slow-moving finished goods inventories
As discussed in Note 4 to the consolidated financial statements, the inventories reserve balance as of March 29, 2025 is $2,436 thousand, which includes the reserve for slow-moving finished goods inventories. As discussed in Note 2(e), inventories are stated at the lower of average cost and net realizable value, which is the estimated selling price in the ordinary course of business. The reserve for slow-moving finished goods inventories is equal to the difference between the cost of inventories and the estimated selling prices, resulting in the expected gross margin There is estimation uncertainty in relation to the identification of slow-moving finished goods inventories which are based on certain criteria established by the Company’s management. The criteria include consideration of operational decisions by management to discontinue the ordering of the inventory based on sales trends, market conditions, and the aging of the inventories. Estimation uncertainty also exists in determining the expected selling prices and associated gross margins through normal sales channels, which are based on assumptions about future demand and market conditions for those slow-moving inventories.
We identified the evaluation of the reserve for slow-moving finished goods inventories as a critical audit matter. A higher degree of auditor judgement and increased audit effort was required to evaluate the identification of the slow-moving finished goods inventories based on the Company’s established criteria, and the expected selling prices for those slow-moving finished goods inventories.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the slow-moving inventory reserve, including the control related to the identification of the slow-moving finished goods inventories based on the Company’s established criteria and the estimated reserve percentage. We evaluated the criteria used by the Company to identify slow-moving finished goods inventories by considering the aging of finished goods inventories on-hand, historic inventory turnover, historic sales trends and historic gross margin analysis. We evaluated the Company’s criteria and assumptions used in the reserve for slow-moving finished goods inventories by analyzing the reserve trends, movements of the specific inventory status year-over-year and business plans, and the impact of changes on the reserve. We compared the estimated selling price and the associated gross margins utilized in the prior year to the actual gross margins in the current year to evaluate the Company’s ability to accurately estimate the reserve. We developed an expectation of the slow-moving reserve using historic inventory activity and gross margin rates and compared our expectation to the amount recorded by the Company. We assessed t
h
e sufficiency of the reserves at year-end by analyzing sales and gross margins subsequent to year-end.
/s/ KPMG LLP
We have served as the Company’s auditor since 2000.
Montreal, Canada
July 25, 2025

BIRKS GROUP INC.
Consolidated Balance Sheets

	As of
	March 29, 2025	March 30, 2024
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$1,509	$1,783
Accounts receivable and other receivables	6,608	8,455
Inventories	116,277	99,067
Prepaids and other current assets	2,072	2,913

Total current assets	126,466	112,218
Long-term receivables	1,084	1,571
Equity investment in joint venture	5,169	4,122
Property and equipment	25,380	25,717
Operating lease right-of-use asset	34,964	51,753
Intangible assets and other assets	3,017	7,887

Total non-current assets	69,614	91,050

Total assets	$196,080	$203,268

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities:
Bank indebtedness	$73,630	$63,372
Accounts payable	58,114	43,011
Accrued liabilities	6,053	6,112
Current portion of long-term debt	4,860	4,352
Current portion of operating lease liabilities	6,929	6,430

Total current liabilities	149,586	123,277
Long-term debt	21,374	22,587
Long-term portion of operating lease liabilities	38,629	59,881
Other long-term liabilities	4,502	2,672

Total long-term liabilities	64,505	85,140
Stockholders’ equity (deficiency):
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 11,876,717 (11,447,999 as of March 30, 2024)	42,854	40,725
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	19,719	21,825
Accumulated deficit	(138,295)	(125,476)
Accumulated other comprehensive income (loss)	(44)	22

Total stockholders’ equity (deficiency)	(18,011)	(5,149)

Total liabilities and stockholders’ equity (deficiency)	$196,080	$203,268

See
accompanying
notes to consolidated financial statements

On behalf of the Board of Directors:

/s/ Jean-Christophe Bédos	/s/ Emilio B. Imbriglio
Jean-Christophe Bédos, Director	Emilio B. Imbriglio, Director

BIRKS GROUP INC.
Consolidated Statements of Operations

	Fiscal Year
	March 29, 2025	March 30, 2024	March 25, 2023
Net sales	$177,807	$185,275	$162,950
Cost of sales	111,499	111,720	94,990

Gross profit	66,308	73,555	67,960
Selling, general and administrative expenses	59,518	65,705	66,095
Depreciation and amortization	7,733	6,639	5,673
Impairment of long-lived assets	4,592	—	—

Total operating expenses	71,843	72,344	71,768
Operating income (loss)	(5,535)	1,211	(3,808)
Interest and other financial costs	9,712	8,007	5,581

(Loss) income before taxes and equity in earnings of joint venture	(15,247)	(6,796)	(9,389)

Income taxes (benefits)	—	—	—
Equity in earnings of joint venture, net of taxes of $0.9 million ($0.8 million in fiscal 2024 and $0.7 million in fiscal 2023)	2,428	2,165	1,957

Net (loss) income, net of tax	$(12,819)	$(4,631)	$(7,432)

Weighted average common shares outstanding:
Basic	19,357	19,058	18,692
Diluted	19,357	19,058	18,692
Net (loss) income per common share:
Basic	$(0.66)	$(0.24)	$(0.40)
Diluted	(0.66)	(0.24)	(0.40)
See accompanying notes to consolidated financial statements

BIRKS GROUP INC.
Consolidated Statements of Other Comprehensive Income (loss)

	Fiscal Year Ended
	March 29, 2025	March 30, 2024	March 25, 2023
		(In thousands)
Net (loss) income	$(12,819)	$(4,631)	$(7,432)
Other comprehensive (loss) income:
Foreign currency translation adjustments (1)	(66)	58	(6)

Total other comprehensive (loss) income	$(12,885)	$(4,573)	$(7,438)

(1)	Item that may be reclassified to the Statement of Operations in future periods
See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.
Consolidated Statements of Changes in Stockholders’ Equity (deficiency)
(In thousands of dollars except shares amounts)

	Voting common stock outstanding	Voting common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance at March 26, 2022	18,515,913	$95,638	$23,669	$(113,413)	$(30)	$5,864
Net loss	—	—	—	(7,432)	—	(7,432)
Cumulative translation adjustment (1)	—	—	—	—	(6)	(6)

Total comprehensive loss	—	—	—	—	—	(7,438)
Compensation expense resulting from equity settled restricted stock units granted to Management	—	—	549	—	—	549
Exercise of stock options and warrants	315,056	1,136	(714)	—	—	422

Balance at March 25, 2023	18,830,969	96,774	23,504	(120,845)	(36)	(603)
Net loss	—	—	—	(4,631)	—	(4,631)
Cumulative translation adjustment (1)	—	—	—	—	58	58

Total comprehensive loss	—	—	—	—	—	(4,573)
Compensation expense resulting from equity settled restricted stock units granted to Management	—	—	27	—	—	27
Settlement of stock units	335,000	1,706	(1,706)	—	—	—

Balance at March 30, 2024	19,165,969	98,480	21,825	(125,476)	22	(5,149)
Net loss	—	—	—	(12,819)	—	(12,819)
Cumulative translation adjustment (1)	—	—	—	—	(66)	(66)
Total comprehensive loss	—	—	—	—	—	(12,885)
Settlement of stock units	408,718	2,088	(2,088)	—	—	—
Exercise of stock options	20,000	41	(18)	—	—	23

Balance at March 29, 2025	19,594,687	$100,609	$19,719	$(138,295)	$(44)	$(18,011)

(1)	The change in cumulative translation adjustments is not due to reclassifications out of accumulated other comprehensive income (loss).
See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.
Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 29, 2025	March 30, 2024	March 25, 2023
	In thousands
Cash flows from (used in) operating activities:
Net income (loss)	$(12,819)	$(4,631)	$(7,432)

Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	7,733	6,639	5,673
Impairment of long-lived assets	4,592	—	—
Net change of operating lease right-of-use assets and liabilities	(4,039)	(1,372)	(1,544)
Leasehold inducements received	1,889	825	661
Lease modifications	(1,320)	31	—
Amortization of debt costs	134	214	190
Compensation expenses resulting from equity settled restricted stock units	—	27	549
Equity in earnings of joint venture	(2,428)	(2,165)	(1,957)
Dividend received from investment in joint venture	1,381	—	—
Other operating activities, net	222	26	232
(Increase) decrease in:
Accounts receivable, other receivables and long-term receivables	1,840	4,176	(260)
Inventories	(17,210)	(10,710)	(9,450)
Prepaids and other current assets	841	(219)	(872)
Increase (decrease) in:
Accounts payable	15,257	5,521	9,044
Accrued liabilities and other long-term liabilities	2,015	1,468	(1,759)

Net cash (used in) provided by operating activities	(1,912)	(170)	(6,925)

Cash flows (used in) provided by investing activities:
Additions to property and equipment	(7,007)	(6,282)	(8,378)
Additions to intangible assets and other assets	(542)	(953)	(1,036)

Net cash used in investing activities	(7,549)	(7,235)	(9,414)

Cash flows provided by (used in) financing activities:
Increase (decrease) in bank indebtedness	10,202	5,372	14,642
Drawdown on capital lease funding	3,535	4,208	—
Increase in long-term debt	—	1,552	2,748
Repayment of long-term debt	(1,898)	(2,012)	(2,095)
Repayment of obligations under finance lease	(2,549)	(1,091)	(72)
Payment of loan origination fees and costs	(126)	(103)	(57)
Exercise of stock options and warrants	23	—	422

Net cash provided by (used in) financing activities	9,187	7,926	15,588

Net (decrease) increase in cash and cash equivalents	(274)	521	(751)
Cash and cash equivalents, beginning of year	1,783	1,262	2,013

Cash and cash equivalents, end of year	$1,509	$1,783	$1,262

Supplemental disclosure of cash flow information:
Interest paid	$8,458	$7,802	$5,087
Non-cash transactions:
Property and equipment and intangible assets additions included in accounts payable and accrued liabilities	$1,057	$1,455	$2,283
See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.
Notes to Consolidated Financial Statements
Years ended March 29, 2025, March 30, 2024 and March 25, 2023

Birks Group Inc. (“Birks Group” or “Birks” or “the Company”) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the design of fine jewelry and the operation of retail sale of luxury jewelry, timepieces and gifts. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal years ended March 29, 2025 and March 25, 2023 consist of fifty-two week periods, whereas the fiscal year ended March 30, 2024 consists of a fifty-three week period.

1.	Basis of presentation:
Throughout these consolidated financial statements, the Company refers to the fiscal year ending March 29, 2025, as fiscal 2025, and the fiscal years ended March 30, 2024, and March 25, 2023, as fiscal 2024 and 2023, respectively. Our fiscal year ends on the last Saturday in March of each year.
These consolidated financial statements, which include the accounts of Birks Group for all periods presented for the fiscal years ended March 29, 2025, March 30, 2024, and March 25, 2023, are reported in accordance with accounting principles generally accepted in the U.S. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes.
The most significant estimates and judgments include the assessment of the going concern assumption, the valuation of inventories, and accounts receivable, deferred tax assets, and the recoverability of long-lived assets and right of use assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. All significant intercompany accounts and transactions have been eliminated upon consolidation.
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
The Company believes recent general economic conditions, business and retail climates and geopolitical instability, which includes heightened inflation, stock market volatility and high interest rates and tariffs and retaliatory tariffs, could lead to a slow-down in certain segments of the global economy and affect customer behaviour and the amount of discretionary income spent by potential customers to purchase the Company’s products. If global economic, financial market and geopolitical conditions persist or worsen, the Company’s sales may decrease, and the Company’s financial condition and results of operations may be adversely affected.
The Company continues to and expects to continue to operate through its senior secured credit facility and senior secured term loan. The Company depends on these facilities to continue to operate its business. These agreements are scheduled to mature in December 2026.
For fiscal 2025, the Company recorded a net loss of $
12.8 million, $4.6 million in fiscal 2024, and $7.4 million in fiscal 2023. The Company used net cash flows from operations of $1.9 million in fiscal 2025, $0.2 million in fiscal 2024 and $6.9 million in fiscal 2023. The Company had a negative working capital (defined as current assets less current liabilities) of $23.1 million as at March 29, 2025 and $11.1 million as at March 30, 2024, which has deteriorated over the past several years. The Company has continued to increase its bank indebtedness each year over the past several years and related interest expense, and as of March 29, 2025, had a bank indebtedness balance of $
73.6 million. There has been no equity infusion in the Company in many years resulting in a shareholders’ deficiency of $18 million as of March 29, 2025.
On December 24, 2021, the Company entered into an amended and restated senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo Capital Finance Corporation Canada and an amended and restated senior secured term loan (“Amended Term Loan”) with Crystal Financial LLC (dba SLR Credit Solutions) (“SLR”). The Amended Credit Facility and Amended Term Loan extended the maturity date of the Company’s pre-existing
loans from October 2022 to December 2026.
On August 24, 2021, the Company entered into a
10-year
loan agreement with Investissement
Québec,

the sovereign fund of the province of
Québec,
for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel
e-commerce
platform and enterprise resource planning system. As of March 29, 2025 and March 30, 2024, the Company has $4.3 million outstanding on the loan. On July 8, 2020, the Company secured a six-year
term loan with Investissement
Québec,
in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $2.8 million is outstanding at March 29, 2025 ($4.9 million at March 30, 2024).

Both loans with Investissement Québec require the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. The working capital ratio of
1.01 may be lower in any given year if a tolerance letter accepting a lower working capital ratio is received from Investissement
Québec
. During fiscal 2024, the Company received a tolerance letter from Investissement
Québec
 that allowed the Company, as at March 30, 2024
,
to tolerate a working capital ratio of 0.97. As at March 30, 2024, the working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) was 0.96. On July 3, 2024, the Company obtained a waiver from Investissement
Québec
 with respect to the requirement to meet the working capital ratio at March 30, 2024. Furthermore, o
n July 12, 2024,
the Company received a tolerance letter from Investissement
Québec
 that allow
ed
the Company, as at March 29, 2025, to tolerate a working capital ratio of 0.90. As at March 29, 2025, the working capital ratio was 0.88.
On July 14, 2025, Investissement Québec modified the working capital covenant for the
fiscal years ending March 29, 2025 and March 28, 2026 to
0.88
. Starting in fiscal 2026 and for the duration of the loan, the interest rate will be adjusted depending on the current ratio calculated at year end.
There is no assurance the Company will meet its covenant at March 28, 2026 or for future years, or that if not met, waivers would be available. If a waiver is not obtained, cross defaults with our Amended Credit Facility and our Amended Term Loan would arise.
On July 15, 2024, the Company obtained a support letter (the “Shareholder Support Letter”) from one if its controlling shareholders, Mangrove Holding S.A. (“Mangrove”), providing financial support in an amount of up to $
3.75 million that
was
available until July 31, 2025, of which up to $2.75 million
was
available prior to January 1, 2025 and an additional amount of up to $1.0 million would be available after January 1, 2025. These amounts were available to
be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability levels at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of
15%. However, there will be no interest or principal repayments prior to July 31, 2025. On November 27, 2024, the support letter was extended until December 31, 2025.
On June 26, 2025, the Shareholder Support Letter was terminated and replaced with a loan agreement entered into between Mangrove and the Company whereby Mangrove advanced $3.75 million of additional indebtedness to fund the Company’s working capital requirements, at an annual interest rate of 15%, which would be repayable, in full, on December 24, 2026.
In conjunction with the closing of the European Acquisition, on July 8, 2025 (see Note 18), SLR provided the Company with an additional term loan of $13.5 million to fund the European Acquisition and to fund ordinary course working capital, at the same interest rate as the current term loan with SLR which is CORRA plus (i) a CORRA adjustment of 0.32% and (ii) 7.75%, and is repayable, in full, on December 24, 2026.
On July 21, 2025, the Company obtained support letters providing financial support to the Company for an aggregate total amount of up to
$1.5
million from (i) Mangrove (one of its the Company’s controlling shareholders) for up to $500,000, (ii) Davide Barberis Canonico (a member of the Company’s Board of Directors) for up to $800,000, and (iii) Marco Pasteris (the Company’s Vice-President, Finance) for $200,000. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2026, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability levels
at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under these support letters will bear interest at an annual rate of
15%. However, there will be no interest or principal repayments prior to July 31, 2026.
In addition, on July 21, 2025, the Company obtained from Mangrove a deferral of interest payments payable in relation to the cash advance outstanding of U.S.

$1.5 million and the Mangrove Loan of $3.75 million, of up to a maximum of $813,227, effective immediately and through to July 31, 2026.
The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations, adhere to the terms of its committed financings, successfully integrate the strategic acquisitions, obtain favorable payment terms from suppliers as well as to maintain minimum excess availability as defined under its Amended Credit Facility and its Amended Term Loan. In addition to maintaining minimum excess availability at all times as defined in the Amended Credit Facility and Amended Term Loan, other loans have a working capital covenant to adhere to at the end of each fiscal year. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Amended Credit Facility and under the Amended Term Loan, that would result in the outstanding balances borrowed under the Company’s Amended Credit facility and its Amended Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s Amended Credit Facility and its Amended Term Loan are subject to cross default provisions with all other loans pursuant to which the Company is in default of any other loan, the Company will immediately be in default of both the Amended Credit Facility and the Amended Term Loan. The Company met its excess availability requirements as of and throughout the fiscal year ended March 29, 2025 and as of the date these financial statements were authorized for issuance, as well as for fiscal 2024 and fiscal 2023. In addition, the Company expects to have minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan for at least the next twelve months from the date of issuance of these financial statements.
The Company’s lenders under its Amended Credit
Facility
and its Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s Amended Credit Facility and its Amended Term Loan (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the amount of value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal 2025, fiscal 2024 and fiscal 2023 by the Company’s lenders.
Should a substantial doubt exist in the Company’s ability to continue as a going concern, this would trigger an event of default on both the Amended Credit Facility and the Amended Term Loan, and a cross-default on the Company’s other loans.
The Amended Credit Facility and the Amended Term Loan are repayable in December 2026. The Company intends to renew or refinance these debts prior to maturity.
The Company’s ability to make scheduled payments of principal, or to pay the interest, or to fund planned capital expenditures and store operations will also depend on its ability to maintain adequate levels of available borrowing, obtain favorable payment terms from suppliers and its future performance, as well as the successful integration of strategic acquisitions, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control.

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
Certain adverse conditions and events outlined above require consideration of management’s plans, which management believes mitigate the effect of such conditions and events. Management plans include continuing to manage liquidity actively, as well as managing liquidity measures such as cost reductions, which include monitoring spend, reducing marketing and general operating expenses, postponement of certain capital expenditures obtaining favorable payment terms from suppliers, obtain moratorium of interest payments on loans from majority shareholders and obtain support letters, all of which allow for adherence to excess availability requirements (refer to note 18). Notwithstanding, the Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months from the date of issuance of these financial statements.

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
Sales are reported net of returns and sales taxes. The Company generally gives its customers the right to return merchandise purchased by them within 10 to 60 days, depending on the product sold and records a provision at the time of sale for the effect of the estimated returns which is determined based on historical experience.
Revenues for repair services are recognized when the service is delivered to and accepted by the customer.

(b)	Cost of sales:
Cost of sales includes merchandise costs, direct inbound freight and duties, direct labor related to repair services, design and creative costs (labor and overhead) inventory shrink, inventory thefts, and boxes (jewelry, watch and giftware). Indirect freight including inter-store transfers, purchasing and receiving costs, distribution costs and warehousing costs are included in selling, general and administrative expenses. Mark down dollars received from vendors are recorded as a reduction of inventory costs to the specific items to which they apply and are recognized in cost of sales once the items are sold.

(c)	Cash and cash equivalents:
The Company utilizes a cash management system under which a book cash overdraft may exist in its primary disbursement account. These overdrafts, when applicable, represent uncleared checks in excess of cash balances in the bank account at the end of a reporting period and have been reclassified to accounts payable on the consolidated balance sheets.
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $0.8 million at March 29, 2025 and $0.9 million at March 30, 2024.

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
1

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
Accrued interest during the fiscal years-ending March 29, 2025 and March 25, 2024 were immaterial.

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
Property and equipment are recorded at cost, less accumulated depreciation and amortization, less any impairment charges. Maintenance and repair costs are charged to selling, general and administrative expenses as incurred, while expenditures for major renewals and improvements are capitalized.
Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the assets as follows:

Asset	Period
Leasehold improvements	Lesser of term of the lease or the economic life
Software and electronic equipment	1 - 6 years
Furniture and fixtures	5 - 8 years
Equipment	3 - 8 years

(g)	Intangible assets and other assets:
Eligible costs incurred during the development stage of information systems projects are capitalized and amortized over the estimated useful life of the related project when ready for
its intended use and presented as part of intangible assets and other assets on the Company’s balance sheet. Eligible costs include those related to the purchase, development, and installation of the related software. The costs related to the implementation of the ERP system and the e-commerce platform are amortized over a period of
5
years.
Intangible assets and other assets also consist of trademarks and tradenames, which are amortized using the straight-line method over a period of 15 years.
The Company had $3.0 million and $7.9 million of net book value related to intangible assets and other assets at March 29, 2025 and March 30, 2024, respectively. The Company had $2.1 million and $1.2 million of accumulated amortization of intangibles at March 29, 2025 and March 30, 2024, respectively.

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
The Company leases office, distribution, and retail facilities. Certain retail store leases may require the payment of minimum rentals and contingent rent based on a percentage of sales exceeding a stipulated amount. The Company’s lease agreements expire at various dates through 2034, are subject, in many cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices, which are considered as variable costs.
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
The Company provides warranties on its Birks branded jewelry for periods extending up to five years. The Company accrues a liability based on its historical repair costs for such warranties.

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
Non-monetary
assets and liabilities denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Foreign exchange gains (losses) of ($2.4) million, ($0.2) million, and ($1.4) million were recorded in cost of goods sold for the years ended March 29, 2025, March 30, 2024, and March 25, 2023, respectively and ($1.0) million, 0.2 million, and ($0.5) million of gains (losses) on foreign exchange were recorded in interest and other financial costs related to U.S. dollar denominated debts for the years ended March 29, 2025, March 30, 2024, and March 25, 2023, respectively.

(m)	Impairment of long-lived assets:
The Company periodically reviews the estimated useful lives of its depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition is less than its carrying value. Measurement of an impairment loss for such long-lived assets would be based on the difference between the carrying value and the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The Company recorded a non-cash impairment charge on long-lived assets of $4.6 million during fiscal 2025. These charges are related to certain software costs associated with the delay in completing the implementation of the Company’s new ERP system. No impairment charges were recorded in fiscal 2024 and fiscal 2023.

(n)	Advertising and marketing costs:
Advertising and marketing costs are generally charged to expense as incurred and are included in selling, general and administrative expenses in the consolidated statements of operations. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses, and amounted to $0.7 million, $0.6 million, and $1.1 million for each of the years ended March 29, 2025, March 30, 2024, and March 25, 2023, respectively. Advertising and marketing expense, net of vendor cooperative advertising allowances, amounted to $4.6 million, $6.8 million, and $8.1 million, in the years ended March 29, 2025, March 30, 2024, and March 25, 2023, respectively.

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
On April 16, 2021, the Company entered into a joint venture with FWI LLC (“FWI”) to form RMBG Retail Vancouver ULC (“RMBG”) to operate a retail location in Vancouver, British Columbia. The Company owns a 49% equity interest in RMBG. FWI owns a 51% equity interest in RMBG, and controls the joint venture from the date of its inception. The Company has significant influence but not control over RMBG and therefore has applied the equity method of accounting to account for its investment in RMBG. The Company has recorded an equity method investment on the consolidated balance sheet and an equity pick-up
on the consolidated statement of operations. The Company expects profits will be distributed annually or as approved by the directors at their annual meetings in accordance with their respective shareholdings. Please refer to note 16 for additional details.

(q)	Earnings per common share:
Basic earnings per share (“EPS”) is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the dilutive effect of the assumed exercise of stock options and warrants except in years where the Company has a net loss. Stock options and warrants that have an anti-dilutive effect are not considered in the diluted EPS calculation.

F-1
4

The following table sets forth the computation of basic and diluted earnings (loss) per common share for the years ended March 29, 2025, March 30, 2024, March 25, 2023:

	Fiscal Year Ended
	March 29, 2025	March 30, 2024	March 25, 2023
	(In thousands, except per share data)
Basic income (loss) per common share computation:
Numerator:
Net income (loss)	$(12,819)	$(4,631)	$(7,432)
Denominator:
Weighted-average common shares outstanding	19,357	19,058	18,692
Income (loss) per common share	$(0.66)	$(0.24)	$(0.40)
Diluted (loss) income per common share computation:
Numerator:
Net income (loss)	$(12,819)	$(4,631)	$(7,432)
Denominator:
Weighted-average common shares outstanding	19,357	19,058	18,692

Dilutive effect of stock options and warrants	—	—	—

Weighted-average common shares outstanding – diluted	19,357	19,058	18,692
Diluted income (loss) per common share	$(0.66)	$(0.24)	$(0.40)

F-1
5

(r)
For the years ended March 29, 2025, March 30, 2024 and March 25, 2023, 0.2, 0.8 and 0.8 million respectively, Class A voting shares underlying outstanding option awards were excluded from the computation of diluted earnings per share due to the Company reporting a net loss.

(s)	Recent Accounting Pronouncements adopted during the year
On March 12, 2020, the FASB issued ASU
2020-04:
Reference rate reform (Topic 848)
. On December 21, 2022, the FASB issued an amendment to this reform,
ASU
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
The Canadian Dollar Offered Rate (CDOR) is a benchmark interest rate referenced in a variety of agreements. The publication of certain CDOR rates were discontinued in May 2021, and the remaining rates were discontinued on June 30, 2024. The Company adopted the standard on a prospective basis and elected to apply the optional expedient to account for contract modifications within this standard as it met the relevant criteria for a change in terms related to the replacement of a reference rate. On June 26 2024, the Amended Credit Facility and the Amended Term Loan were amended to replace CDOR by the Canadian Overnight Repo Rate Average (“CORRA”). Refer to Note 6. Bank Indebtedness. The adoption of this ASU did not have a material impact on the Company’s consolidated financial results.
On November 27, 2023, the FASB issued ASU
2023-07:
Segment Reporting (Topic 280): Improvements to reportable segment disclosures
, which enhances segment disclosures and requires additional disclosures of segment expenses. The ASU was effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this pronouncement for 2025 and the related disclosures are included in Note 15. Segmented Information.
Recent Accounting Pronouncements not yet adopted:

On December 14, 2023, the FASB issued ASU 2023-09: Income Taxes (Topic 740):
Improvements to income tax disclosures
, which primarily enhances the annual income tax disclosures for the effective tax rate reconciliation and income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively, however, retrospective application in all prior periods is permitted. Management continues to evaluate the impact of this ASU on the consolidated financial statements.
On November 4, 2024, the FASB issued ASU 2024-03,
Income Statement -Reporting Comprehensive Income -Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,
which requires new disclosures to disaggregate prescribed natural expenses underlying any income statement caption. This ASU is effective for all public business entities for annual periods in fiscal years beginning after December 15, 2026, and interim periods in fiscal years beginning after December 15, 2027. Early adoption is permitted. This ASU applies on a prospective basis for periods beginning after the effective date, however, retrospective application to any or all prior periods is permitted. Management continues to evaluate the impact of this ASU on the consolidated financial statements.

F-1
6

3.	Accounts receivable and other receivables:
Accounts receivable, net of allowance for credit losses, at March 29, 2025 and March 30, 2024 consist of the following:

	As of
	March 29, 2025	March 30, 2024
	(In thousands)
Customer trade receivables	$3,886	$4,992
Other receivables	2,722	3,463

	$6,608	$8,455

Continuity of the allowance for doubtful accounts is as follows (in thousands):

Balance March 26, 2022	$1,209
Provision for credit losses	538
Net write offs	(493)

Balance March 25, 2023	$1,254
Provision for credit losses	555
Net write offs	(433)

Balance March 30, 2024	$1,376
Provision for credit losses	122
Net write offs	(501)

Balance March 29, 2025	$997

Other receivables mainly relate to receivables from wholesale revenue and tenant allowances receivable from certain landlords.
Certain sales plans relating to customers’ use of Birks credit cards provide for revolving lines of credit and/or installment plans under which the payment terms exceed one year. The receivables repayable within a timeframe exceeding one year included under such plans amounted to approximately $1.1 million and $1.6 million at March 29, 2025 and March 30, 2024, respectively, which are not included in customer trade receivables outlined above and are included in long-term receivables on the Company’s balance sheet.
The following table disaggregates the Company’s accounts receivables and other receivables and long-term receivables excluding the allowance for doubtful accounts as at March 29, 2025:

	Current	1 – 30 days past due	31 – 60 days past due	61 – 90 days past due	Greater than 90 days past due	Total
Customer in-house receivables	$4,678	$107	$64	$43	$1,076	$5,968
Other receivables	1.401	218	38	31	1,034	2,722

	$6,079	$325	$102	$74	$2,110	$8,690

The following table disaggregates the Company’s accounts receivables and other receivables and long-term receivables excluding the allowance for doubtful accounts as at March 30, 2024:

	Current	1 – 30 days past due	31 – 60 days past due	61 – 90 days past due	Greater than 90 days past due	Total
Customer in-house receivables	$5,555	$486	$83	$101	$1,550	$7,775
Other receivables	872	1,369	363	226	797	3,627

	$6,427	$1,855	$446	$327	$2,347	$11,402

F-1
7

4.	Inventories:
Inventories, net of reserves, are summarized as follows:

	As of
	March 29, 2025	March 30, 2024
	(In thousands)
Raw materials and work in progress	$3,926	$5,151
Finished goods	112,351	93,916

	$116,277	$99,067

Continuity of the inventory reserves excluding $0.1 million, $0.2 million, $0.3 million and $0.3 million for shrink and damage reserves as at March 29, 2025, March 30, 2024, March 25, 2023 and March 26, 2022, respectively, are as follows (in thousands):

Balance March 26, 2022	$1,775
Additional charges	330
Deductions	(230)

Balance March 25, 2023	1,875
Additional charges	688
Deductions	(367))

Balance March 30, 2024	$2,196
Additional charges	565
Deductions	(325)

Balance March 29, 2025	$2,436

5.	Property and equipment:
The components of property and equipment are as follows:

	As of
	March 29, 2025	March 30, 2024
	(In thousands)
Leasehold improvements	39,719	36,285
Furniture, fixtures and equipment	16,063	14,853
Software and electronic equipment	16,643	16,201

	72,425	67,339
Accumulated depreciation and impairment charges	(47,045)	(41,622)

	$25,380	$25,717

The Company wrote off $1.5 million of gross fixed assets that were fully depreciated during the year ended March 29, 2025 (March 30, 2024 - $2.8 million), mostly related to leasehold improvements. Property and equipment, having a cost of $9.1 million and net book value of $7.6 million at March 29, 2025, and a cost of $4.5 million and a net book value of $3.8 million at March 30, 2024, are under finance leasing arrangements.

6.	Bank indebtedness:
As of March 29, 2025 and March 30, 2024 , bank indebtedness consisted solely of amounts owing under the Company’s Amended Credit Facility (defined below), which had an outstanding balance of $73.6 million ($73.8 million net of $0.2 million of deferred financing costs) and $63.4 million ($63.7 million net of $0.3 million of deferred financing costs), respectively. The Company’s Amended Credit Facility is collateralized by substantially all of the Company’s assets. The Company’s excess borrowing capacity was $15.5 million as of March 29, 2025 and $13.4 million as of March 30, 2024. The Company met its excess availability requirements throughout fiscal 2025, and as of the date of these financial statements.
The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its $85.0 million Amended Credit Facility with Wells Fargo Capital Finance Corporation Canada. On October 23, 2017, the Company entered into a credit facility with Wells Fargo Capital Finance Corporation Canada (“Wells Fargo”, successor to Wells Fargo Canada Corporation)
,
for a maximum amount of $
85.0 million and maturing in
October 2022
.
On December 24, 2021, the Company entered into the Amended Credit Facility with Wells Fargo. The Amended Credit Facility extended the maturity date of the Company’s pre-existing loan from October 2022 to

December 2026
and provided the Company with an option to increase the total commitments thereunder by up to $5.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. On September 6, 2024, the Company exercised the option to increase the credit facility by $5 million, bringing the credit facility to a maximum of $90 million. The Amended Credit Facility bears interest at a rate of Canadian Overnight Repo Rate Average (“CORRA”) plus a spread ranging from 1.5% - 2.0%
depending on the Company’s excess availability levels. The Company is required to maintain minimum excess availability at all times, as defined in the Amended Credit Facility and Amended Term Loan. The Company was above the minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan throughout fiscal 2025.

On June 26, 2024, the Company entered into an amendment to the Amended Credit Facility with Wells Fargo. The amendment replaced the interest rate of CDOR plus a spread ranging from
1.5% - 2% depending on the Company’s excess availability levels for the interest rate of CORRA plus a CORRA adjustment ranging from 0.30% to 0.32% and a spread ranging from 1.5% - 2% depending on the Company’s excess availability levels.
On June 29, 2018, the Company secured a $12.5 million term loan with Crystal Financial LLC (dba SLR Credit Solutions) (“SLR”). On December 24, 2021, the Company entered into an Amended Term Loan with SLR. The Amended Term Loan extended the maturity date of the Company’s pre-existing
loan from October 2022 to
December 2026
. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of CORRA plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CORRA plus 7.00% or CORRA plus 6.75%
depending on the Company complying with certain financial covenants. The Company is required to maintain minimum excess availability at all times, as defined in the Amended Credit Facility and Amended Term Loan. The Amended Term Loan is required to be repaid upon maturity.
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
The Company’s borrowing capacity under both its Amended Credit Facility and its Amended Term Loan is based upon the value of the Company’s inventory and accounts receivable, net of reserves and availability blocks, which is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.
Both the Company’s Amended Credit Facility and its Amended Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its Amended Credit Facility and its Amended Term Loan. In the event that minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan is not maintained for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Company’s Amended Credit Facility and its Amended Term Loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s Amended Credit Facility and its Amended Term Loan become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan for at least the next twelve months from the date of issuance of these financial statements.
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
The Company’s lenders under its Amended Credit Facility and its Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under its credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operations of its business, ii) cover any deterioration in the value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal year 2025 by the Company’s senior secured lenders.

The information concerning the Company’s bank indebtedness is as follows:

	Fiscal Year Ended
	March 29, 2025	March 30, 2024
	(In thousands)
Maximum borrowing outstanding during the year	$77,286	$69,051
Average outstanding balance during the year	$69,747	$61,507
Weighted average interest rate for the year	7.3%	7.8%
Effective interest rate at year-end	5.5%	7.7%
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
(Québec)
of $200.0 million; (v) lien on machinery, equipment and molds and dies; and (vi) a pledge of trademarks and stock of the Company’s subsidiaries.

7.	Accrued Liabilities
The components of accrued liabilities are as follows:

	As of
	March 29, 2025	March 30, 2024
	(In thousands)
Compensation related accruals	$2,641	$2,274
Interest and bank fees	783	702
Accrued property and equipment additions	657	902
Sales return provision	226	363
Professional and other service fees	1,025	814
Other	721	1,057

Total accrued liabilities	$6,053	$6,112

F-2
0

8.	Long-term debt:

(a)	Long-term debt consists of the following:

	As of
	March 29, 2025	March 30, 2024
	(In thousands)
Term loan from SLR Credit Solutions, bearing interest at an annual rate of CORRA plus a CORRA adjustment and 7.75%, repayable at maturity in December 2026, secured by the assets of the Company (net of deferred financing costs of $140 and $181, respectively). Refer to Note 6 for additional information.	$12,360	$12,319
$10 million term loan from Investissement Québec, bearing interest at an annual rate of 3.14%, repayable in 60 equal payments beginning in July 2021 (net of deferred financing costs of $nil and $2, respectively)	2,833	4,891
$0.4 million term loan from Business Development Bank of Canada, bearing interest at an annual rate of 8.3% repayable in 72 monthly payments beginning in July 2021.	160	231
U.S. $1.5 million cash advance owing to the Company’s controlling shareholder, Montel, bearing interest at an annual rate of 11%, net of withholding taxes (Note 16 (c))	2,146	2,033
Obligations under finance leases, at annual interest rates between 0.9% and 20%, secured by leasehol d improvements, furniture, and equipment, maturing at various dates to November 2026 (net of deferred financing costs of $25 and $42, respectively)	4,510	3,251
Eligible borrowing amount of up to $4.3 million loan from Investissement Québec , bearing interest at an annual rate of 1.41%, repayable in 60 equal payments beginning in June 2027 ( net of deferred financing costs of $76 and $86, respectively)	4,225	4,214

	26,234	26,939
Current portion of long-term debt	4,860	4,352

	$21,374	$22,587

(b)
On July 8, 2020, the Company secured a
six-year
term loan with Investissement
Québec
in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company. The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021. On January 4, 2023, the Company received a loan forgiveness in the amount of $0.2 million that is being recognized over the term of the loan. The term loan with Investissement
Québec
requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. During fiscal 2024, the Company received a tolerance letter from Investissement
Québec
that allowed the Company, as at March 30, 2025 to tolerate a working capital ratio of 0.97. As at March 30, 2024, the working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) was 0.96. On July 3, 2024, the Company obtained a waiver from Investissement
Québec
with respect to the requirement to meet the working capital ratio at March 30, 2024 and therefore the debt has been presented as long-term at year end. Furthermore, on July 12, 2024, the Company received a tolerance letter from Investissement
Québec

that allows the Company, as at March 29, 2025, to tolerate a working capital ratio of 0.90. As at March 29, 2025, the working capital ratio was 0.88.
On July 14, 2025, Investissement Québec modified the working capital covenant for fiscal years ending March 29, 2025 and March 28, 2026 to
0.88
. Starting in fiscal 2026 and for the duration of the loan, the interest rate will be adjusted depending on the current ratio calculated at year end.

(c)
On March 26, 2020, the Company secured a
6-year
term loan with Business Development Bank of Canada (BDC), as amended, for an amount of $0.4 million to be used specifically to finance the renovations of the Company’s Brinkhaus store location in Calgary, Alberta. As of March 29, 2025, the Company has $0.2 million outstanding on the loan ($0.2 million as of March 30, 2024). The loan bears interest at a rate of 8.3% per annum and is repayable in 72 monthly payments from June 26, 2021, the date of the drawdown.

(d)
On July 14, 2023, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for store construction and renovation. The maximum borrowing amount under this facility is U.S $3.6 million (
CAD
$4.7 million). By
the end
of
fiscal 2024, the Company had borrowed a total amount of U.S. $2.4 million (
CAD
$3.3 million) against this facility. The capital lease financing bears interest at approximately 20% annually and is repayable over 24 months. As of March 29, 2025, the Company has U.S. $0.6 million (
CAD
$0.9 million) outstanding under this facility.

On February 1, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the construction of a new store. The maximum borrowing amount under this facility is U.S. $2.5 million (
CAD
$3.4 million).
During
fiscal 2025, the Company had borrowed a total amount of U.S. $2.4 million (
CAD
$3.3 million) against this facility. The capital lease financing bears interest at approximately 14% annually and is repayable over 24 months. As of March 29, 2025, the Company has U.S. $1.9 million (
CAD
$2.8 million) outstanding under this facility.
On June 3, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the partial renovation of a store. The maximum borrowing amount under this facility is U.S. $0.6 million (
CAD
$0.8 million).
During
fiscal 2025, the Company had borrowed a total amount of U.S. $0.6 million (
CAD
$0.8 million) against this facility. The capital lease financing bears interest at approximately 14% annually and is repayable over 24 months. As of March 29, 2025, the Company has U.S. $0.5 million (
CAD
$0.7 million) outstanding under this facility.

(e)
On August 24, 2021, the Company entered into a
10-year
loan agreement with Investissement
Québec
for an amount of up to $4.3
million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. In order to obtain the financing, the Company has agreed to maintain a certain number of employees in Quebec. As of March 29, 2025, the Company has fully drawn on the loan ($
4.3
million outstanding as of March 29, 2025 and $
4.3
million outstanding as of March 30, 2024). The loan bears interest at a rate of
1.41
% per annum and is repayable in
60
equal payments beginning 60 months after the date of the first draw in July 2022. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least

1.01

at the end of the Company’s fiscal year. During fiscal 2024, the Company received a tolerance letter from Investissement Québec that allowed the Company, as at March 30, 2024, to tolerate a working capital ratio of 0.97. As at March 30, 2024, the working capital ratio was
 0.96.
On July 3, 2024, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 30, 2024 and therefore the debt has been presented as long-term at year end. Furthermore, on July 12, 2024, the Company received a tolerance letter from Investissement Québec that allows the Company, as at March 29, 2025, to tolerate a working capital ratio of 0.90. As at March 29, 2025, the working capital ratio was 0.88. On July 14, 2025, Investissement Québec modified the working capital covenant for fiscal years ending March 29, 2025 and March 28, 2026 to
0.88
. Starting in fiscal 2026 and for the duration of the loan, the interest rate will be adjusted depending on the current ratio calculated at year end.

(f)	Future minimum lease payments for finance leases required in the following five years are as follows (in thousands):

Year ending March:
2026	$3,234
2027	1,843
2028	—
2029	—
2030	—

5,077
Less imputed interest	(542)

$4,535

(g)	Principal payments on long-term debt required in the following five years and thereafter, including obligations under finance leases, are as follows (in thousands):

Year ending March:
2026	$4,860
2027	15,150
2028	734
2029	860
2030	860
Thereafter	4,011

$26,475

(h)	As of March 29, 2025 and March 30, 2024, the Company had $0.2 million, and $0.2 million, respectively, of outstanding letters of credit.

9.	Other long-term liabilities:
In fiscal 2025 and 2024, the Company entered into various inventory supplier agreements relating to inventory purchases. These agreements require an initial payment within 30 days upon receipt of inventory and the balances are repayable over monthly installments ranging from 24 to 34 months. Certain of these inventory agreements are interest-free or interest-bearing at a rate of

6
%. As of March 29, 2025, the Company has U.S. $
7.6
million (
CAD
$
10.9
million) outstanding on these inventory supplier agreements of which U.S. $
2.9
million (
CAD
$
4.2
million) is presented in other long-term liabilities and the balance as accounts payable. As of March 30, 2024, the Company had U.S. $
3.4
million (
CAD
$
4.5
million) outstanding on these inventory supplier agreements of which U.S. $
1.6
million (
CAD
$
2.2
million) is presented in other long-term liabilities and the balance as accounts payable.
The cash flows related to inventory supplier agreements are presented in operating cash flows.

10.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:

(i)
The Company can issue stock options, stock appreciation rights, deferred share units and restricted stock units to executive management, key employees and directors under the stock-based compensation plans discussed below. The Company’s stock trades on the NYSE American and is valued in U.S. dollars, as such all prices in Note 10 are denominated in U.S. dollars.

The Company has a
Long-Term
Incentive Plan under which awards may be made in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of the Company. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The Long-Term Incentive Plan provided for the grant of units and performance units or share awards. As of March 29, 2025, there were 10,000 cash-based stock appreciation rights that were exercisable under the Long-Term Incentive Plan. The stock appreciation rights outstanding under the Long-Term Incentive Plan have a weighted average exercise price of $1.16 as of March 29, 2025. The Company has not made any grants under this incentive plan in the past three years. As at March 29, 2025, the Company has recognized a liability of nil in relation to these stock appreciation rights ($0.1 million as at March 30, 2024).
As of March 29, 2025, there were no stock options to purchase Class A voting shares outstanding under the Long-Term Incentive Plan. On December 19, 2024, stock options to purchase 20,000 Class A voting shares were exercised. During fiscal 2025, 2024, and 2023, no stock options were granted under the Long-Term Incentive Plan. Total compensation cost for options recognized in expenses was nil in each of fiscal 2025, 2024, and 2023. This Long-Tern Incentive Plan expired in February 2016 and no further awards will be granted under this plan. However, the Long-Term Incentive Plan will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms.
On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Further to the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time
be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. As of March 26, 2021, there were a total of 1,000,000 shares of the Company’s Class A voting shares reserved for issuance under the Omnibus LTIP. On January 11, 2022, the Omnibus LTIP was amended to increase the number of the Company’s Class A voting shares reserved for issuance under the Omnibus LTIP from 1,000,000 to 1,500,000. This increase was ratified by a majority of shareholders in September 2022. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of March 29, 2025, there were no stock options to purchase Class A voting shares outstanding under the Omnibus LTIP as 12,000 stock options expired during fiscal 2025, all of which were granted during fiscal 2017, with a three-year vesting period, an average exercise price of $1.43 and an expiration date of 10 years after the grant date. No additional stock options were granted under this plan since then. Total compensation cost for options recognized in expenses was nil in each of fiscal 2025, 2024, and 2023.
The following is a summary of the activity of Birks’ stock option plans and arrangements.

	Options	Weighted average exercise price
Outstanding March 26, 2022	257,000	$1.09
Exercised	(225,000)	1.10
Forfeited	—	—

Outstanding March 25, 2023 and March 30, 2024	32,000	1.02
Exercised	(20,000)	0.78
Forfeited	(12,000)	1.43

Outstanding March 29, 2025	—	$—

(b)
As of March 29, 2025, March 30, 2024 and March 25, 2023, the Company no longer has any outstanding warrants exercisable into shares of the Company’s Class A voting shares

and
no
additional compensation expense was recognized. These warrants expired on August 20, 2022, and all remaining warrants have been forfeited.

(c)	Restricted stock units and deferred share unit plans:
On September 17, 2020,
the
Company issued 375,000 cash-settled restricted stock units (“RSUs”) to members of senior management under the Omnibus LTIP. These units vest after three years and expire within two months following the vesting date. Compensation expense is based on the fair value of the RSU and the liability is re-measured
at each reporting period. On December 20, 2021, the Company converted 325,000 of the outstanding cash-settled RSUs to equity-settled awards and as a result, the liability outstanding at that date of $0.9 million was reclassified to additional paid-in
capital. At March 29, 2025 and March 30, 2024, there were nil outstanding cash-settled RSUs as all remaining cash-settled RSUs were exercised in fiscal 2024 (50,000 outstanding at March 25, 2023) and nil outstanding equity-settled RSUs as all remaining equity-settled RSUs were exercised in fiscal 2024 (325,000 outstanding at March 25, 2023).
The Company issued 143,829 cash-settled deferred share units (“DSUs”) to members of the board of directors on October 1, 2024 (70,000 DSUs on October 1, 2023 and 35,584 DSUs on September 21, 2022). In the prior years, the Company issued cash-settled DSU’s on September 16, 2021 (61,470 units), September 17, 2020 (223,878 units), October 7, 2019 (157,890 units) and June 20, 2019 (86,954 units). On December 20, 2021, the Company converted all of the 750,482 outstanding cash-settled DSUs to equity-settled awards and as a result, the liability outstanding at that date of $4.6 million was reclassified to additional paid-in
capital. During fiscal 2025, 8,896 cash-settled and 408,718 equity-settled DSUs were exercised (8,896 cash-settled and 10,000 equity-settled DSUs exercised for fiscal 2024 and nil for fiscal 2023). At March 29, 2025, 231,621 cash-settled DSUs were outstanding (March 30, 2024 – 96,688 and March 25,
2023 –
35,584) and 331,764 equity-settled DSUs were outstanding (March 30, 2024 – 740,482 and March 25, 2023 – 750,482). These units are exercisable immediately upon the date the member ceases being a director and expire on December 31 of the following year.
A summary of the status of the Company’s cash-settled DSUs and cash-settled RSUs at March 29, 2025 is presented below:

DSU
Outstanding March 26, 2022	—
Grants of new units	35,584

Outstanding March 25, 2023	35,584
Grants of new units	70,000
Exercised	(8,896)

Outstanding March 30, 2024	96,688
Grants of new units	143,829
Exercised	(8,896)

Outstanding March 29, 2025	231,621

The fair value of cash-settled DSUs is measured based on the Company’s share price at each period end. As at March 29, 2025, the liability for all cash-settled DSU’s was $0.4 million (March 30, 2024 – $0.4 million and March 25, 2023 – $0.4 million). The closing stock price used to determine the liability for fiscal 2025 was $1.16 ($3.34 as at March 30, 2024). Total compensation cost (gain) for DSUs recognized in expense was ($0.5) million, ($0.3) million, and $0.4 million in fiscal 2025, 2024, and 2023, respectively.

RSU
Outstanding March 26, 2022	50,000
Exercised	—

Outstanding March 25, 2023	50,000
Exercised	(50,000)

Outstanding March 30, 2024 and March 29, 2025	—

The fair value of cash-settled RSUs is measured based on the Company’s share price at each period end. As at March 29, 2025, the liability for all vested cash-settled
RSUs was nil (March 30, 2024 - nil and March 25, 2023 - $0.5 million). The closing stock price used to determine the liability was $8.18 for fiscal 2023. Total compensation cost (gain) for cash-settled RSU’s recognized in expense was nil, ($0.2) million, and $0.3 million in fiscal 2025, 2024, and 2023, respectively. Total compensation cost for equity-settled RSU’s recognized in expense was nil, $0.03 million and $0.5 million in fiscal 2025, 2024, and 2023, respectively.
A summary of the status of the Company’s equity-settled DSUs at March
29
, 2025 is presented below:

DSU
Outstanding March 25, 2023	750,482
Exercised	(10,000)

Outstanding March 30, 2024	740,482
Exercised	(408,718)

Outstanding March 29, 2025	331,764

A summary of the status of the Company’s equity-settled RSUs at March 29, 2025 is presented below:

RSU
Outstanding March 25, 2023	325,000
Exercised	(325,000)

Outstanding March 30, 2024 and March 29, 2025	—

The equity-settled RSUs and DSUs are recorded at fair value at grant or modification date and not
subsequently
re-measured.

11.	Income taxes:

(a)
The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 29, 2025, the Company did not have any accrued interest or penalties related to uncertain tax positions due to available tax loss carry forwards. The tax years 2018 through 2025 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company evaluates its deferred tax assets to determine if any adjustments to its valuation allowances are required. As part of this analysis, the Company could not reach the required conclusion that it would be able to more likely than not realize the value of net deferred tax assets in the future. As a result, the Company has a non-cash
valuation allowance of $29.2 million (March 30, 2024 - $26.1 million) against the majority of the Company’s net deferred tax assets.
The significant items comprising the Company’s net deferred tax assets at March 29, 2025 and March 30, 2024 are as follows:

	Fiscal Year Ended
	March 29, 2025	March 30, 2024
	(In thousands)
Deferred tax assets:
Loss and tax credit carry forwards	$15,436	$14,481
Difference between book and tax basis of property and equipment and intangible assets	9,164	7,228
Operating lease liabilities net of right-of-use assets	2,656	3,536
Other reserves not currently deductible	1,296	1,196
Interest and financing expenses not currently deductible	2,076	—
Investment in joint venture	(842)	(531)
Other	(561)	239

Net deferred tax asset before valuation allowance	29,225	26,149
Valuation allowance	(29,225)	(26,149)

Net deferred tax asset	$—	$—

F-2
5

The Company’s income tax expense (benefit) consists of the following components:

Fiscal Year Ended
	March 29, 2025	March 30, 2024	March 25, 2023
(In thousands)
Income tax expense (benefit):

Current	$—	$—	$—
Deferred	(3,076)	(1,329)	(1,860)
Valuation allowance	3,076	1,329	1,860
Income tax expense	$—	$—	$—

The Company’s current tax payable was nil at March 29, 2025, March 30, 2024 and March 25, 2023.
The Company’s provision for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended
	March 29, 2025	March 30, 2024	March 25, 2023
Canadian statutory rate	25.7%	25.7%	25.9%
Utilization of unrecognized losses and other tax attributes	(27.1%)	(28.6%)	(25.0%)
Non-deductible equity in earnings joint venture	2.4%	6.0%	4.0%
Permanent differences and other	(1.0%)	(3.1%)	(4.9%)

Total	0.0%	0.0%	0.0%

(b)
At March 29, 2025, the Company had federal
non-capital
losses of $55.1
million available to reduce future Canadian federal taxable income, of which $
3.4
million expire in 2030 and the balance after 2033. The Company also has capital losses of $
1.6
million available to reduce future Canadian capital gains. These capital losses do not have an expiration date. In addition to losses, the Company has restricted interest and financing expenses of $8.1 million available to reduce future Canadian federal taxable income, which do not expire.

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

	Class A common stock		Class B common stock		Total common stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance as of March 25, 2023	11,112,999	$39,019	7,717,970	$57,755	18,830,969	$96,774

Settlement of stock units	335,000	1,706	—	—	335,000	1,706

Balance as of March 30, 2024	11,447,999	$40,725	7,717,970	$57,755	19,165,969	$98,480

Settlement of stock units and stock options	428,718	2,129	—	—	428,718	2,129

Balance as of March 29, 2025	11,876,717	$42,854	7,717,970	$57,755	19,594,687	$100,609

F-
26

13.	Leases:
Amounts recognized in the consolidated statement of operations were as follows:

	March 29, 2025	March 30, 2024	March 25, 2023
		(In thousands)
Fixed operating lease expense	$9,613	$11,874	$12,053
Variable operating lease expense	5,109	5,569	5,007

Total lease expense	$14,722	$17,443	$17,060

Variable operating lease expense includes percentage rent, taxes, mall advertising and common area maintenance charges.
The weighted average remaining operating lease term was 6.6 years and the weighted average discount rate was 10.0% for all of the Company’s operating leases as of March 29, 2025.
The following table provides supplemental cash flow information related to the Company’s operating leases:

	March 29, 2025	March 30, 2024	March 25, 2023
		(In thousands)
Cash outflows from operating activities attributable to operating leases (1)	$13,370	$13,422	$14,235
Right-of-use assets obtained in exchange for Operating lease liabilities (2)	$4,672	$1,503	$2,579

(1)
There were no rent concessions associated to base rent for the period ended March 29, 2025. Net of nil and $0.2 million rent concessions associated to base rent for the periods ended March 30, 2024 and March 25, 2023, respectively.

(2)
Right-of-use
assets obtained are recognized net of leasehold inducements. For the period ending March 29, 2025, leasehold inducements totaled $1.9 million of which $0.3 million is included in Accounts Receivable and other receivables. For the period ending March 30, 2024, leasehold inducements totaled $1.7 million of which $0.8 million is included in Accounts Receivable and other receivables.

The following table reconciles the undiscounted cash flows expected to be paid in each of the next five fiscal years and thereafter to the operating lease liability recorded on the Consolidated Balance Sheet for operating leases and finance leases which is included in long-term debt as of March 29, 2025.

Minimum Lease Payments as of March 29, 2025
(in thousands)
Year ending March:	Operating
2026	$11,146
2027	9,687
2028	8,609
2029	7,815
2030	7,280
Thereafter	18,788

Total minimum lease payments	63,325
Less: amount of total minimum lease payments representing interest	(17,767)

Present value of future total minimum lease payments	45,558
Less: current portion of lease liabilities	(6,929)

Long-term lease liabilities	$38,629

On June 20, 2024, the Company entered into a lease modification for one of its retail stores that modifies the lease term to January 31,

2025 and resulted in a
write-off
of $17.04 million of
ROU
assets as well as a write down to the lease liability by $18.4 million. The lease modification also resulted in a termination payment that is to be repaid over a period of time up to April 2026
.

F-
27

14.	Contingencies:
The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigation and are subject to claims. While the final outcome with respect to claims and legal proceedings pending at March 29, 2025 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

15.	Segmented information:
Birks’ President and Chief Executive Officer is the Company’s CODM. The CODM regularly reviews segment sales, segment cost of sales and segment unadjusted gross profit, after the elimination of any inter-segment transactions, to determine resource allocations and to assess profitability between segments. Birks’ sales are primarily derived from the retailing of jewelry, timepieces, services and other products as generated through the management of its segments. Segment unadjusted gross profit is used by the CODM to monitor and assess segment results compared to prior periods, forecasted results, and our annual profit plan. The Company aggregates operating segments with similar economic, operating and other characteristics.
The Company has two reportable segments, Retail and Other. As of March 29, 2025, Retail operated 17 stores across Canada under the Maison Birks brand, one retail location in Montreal under the Birks brand, one retail location in Montreal under the
TimeVallée
brand, one retail location in Calgary under the Brinkhaus brand, two retail locations in Vancouver under the Graff and Patek Philippe brands, and three retail locations in Laval, Ottawa and Toronto under the Breitling brand. During fiscal 2025, the Company closed one store (three stores in fiscal 2024 and two stores in fiscal 2023) operating under the Maison Birks brand and opened five new retail stores (none in fiscal 2024 and 2023). Other consists primarily of our e-commerce business, wholesale business and gold exchange program.
The two reportable segments are managed and evaluated by the CODM separately based on unadjusted gross profit. Sales and long-lived assets (other than financial instruments and deferred taxes) attributed to other foreign countries are not material and have not been disclosed separately. The significant segment expenses used by the CODM and disclosed retrospectively beginning fiscal 2025 are Cost of sales Jewelry and other and Cost of sales timepieces. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. Inter-segment sales for fiscal 2025, 2024 and 2023 are not material and, therefore, such information is not presented. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.
Certain information relating to the Company’s segments for the years ended March 29, 2025, March 30, 2024, and March 25, 2023, respectively, is set forth below:

	Retail			Other			Total
	2025	2024	2023	2025	2024	2023	2025	2024	2023
	(In thousands)
Sales by classes of similar products and by channel:
Jewelry and other	$59,632	$76,405	$78,020	$9,295	$9,851	$8,505	$68,927	$86,256	$86,525
Timepieces	106,932	97,441	75,090	1,948	1,578	1,335	108,880	99,019	76,425

Sales to external customers	166,564	173,846	153,110	11,243	11,429	9,840	177,807	185,275	162,950
Cost of sales:
Jewelry and other	32,955	41,735	40,926	4,947	4,985	4,033	37,902	46,720	44,959
Timepieces	67,913	61,150	45,785	1,173	936	780	69,086	62,086	46,565

Total cost of sales (1)	100,868	102,885	86,711	6,120	5,921	4,813	106,988	108,806	91,524
Unadjusted gross profit (2)	65,697	70,961	66,399	5,123	5,508	5,027	70,819	76,469	71,426
Inventory provisions							(753)	(1,207)	(849)
Foreign exchange losses							(2,428)	(224)	(1,353)
Other unallocated costs							(1,330)	(1,506)	(1,302)
Adjustment of intercompany profit							—	23	38

Gross profit							$66,308	$73,555	$67,960

(1)	See Note 2 for information about the nature of expenses included within the cost of sales.

F-
28

(2)	This is a reconciliation of the segment’s gross profits and certain unallocated costs to the Company’s consolidated gross profits.
Various amounts in the fiscal 2024 and 2023 Segmented information note were corrected for immaterial errors. The nature of the corrections were either between segments or between captions within the same segment. Total revenues and gross profit for the years ended March 30, 2024 and March 25, 2023 remained unchanged.

16.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the consolidated financial statements except the following:

	Fiscal Year Ended
	March 29, 2025	March 30, 2024	March 25, 2023
		(In thousands)
Expenses incurred:
Management fees to related parties (b)	17	41	—
Consultant fees to a related party (f)	55	217	205
Expense reimbursement to a related party (d)	26	25	35
Interest expense on cash advance received from controlling shareholder (c)	229	226	218
Compensation paid to a related party (e)	374	366	344
Fees charged to RMBG in exchange for retail support and administrative services (g)	(521)	(613)	—
Balances:
Accounts payable to related parties	39	117	117
Interest payable on cash advance received from controlling shareholder (c)	19	18	16
Receivable from joint venture (g)	161	214	1,815

(b)
Effective January 1, 2016, the Company entered into a management consulting services agreement with Gestofi S.A. (“Gestofi”) all in accordance with the Company’s Code of Conduct relating to related party transactions. Under the management consulting services agreement, Gestofi provides the Company with services related to the obtaining of financing, mergers and acquisitions, international expansion projects, and such other services as the Company may request. Under the agreement, the Company paid an annual retainer of €140,000 (approximately $202,000 in Canadian dollars). The original term of the agreement was until December 31, 2016 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In November 2018, the agreement was renewed on the same terms and conditions except that the retainer was reduced to €40,000 (approximately $61,000 in Canadian dollars). In March 2019, the agreement was amended to (i) waive the yearly retainer and reimburse only the out-of-pocket
expenses related to the services, and (ii) allow for a success fee to be mutually agreed upon between the Company and Gestofi in the event that financing or a capital raise is achieved. The agreement was renewed in November 2023 until December 31, 2024 and subsequently renewed again in November 2024 until December 31, 2025. In fiscal 2025, 2024, and 2023, the Company incurred expenses of €11,350 (approximately $17,000 in Canadian dollars), €28,000 (approximately $41,000 in Canadian dollars) and nil, respectively, under this agreement to Gestofi.

(c)
The Company has a cash advance outstanding from one of its controlling shareholders, Montel S.à.r.l. (“Montel”, formerly Montrovest), of U.S. $
1.5 million (approximately $2.2 million in Canadian dollars) originally received in May 2009 from Montrovest. This cash advance was provided to the Company by Montrovest to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s Amended Credit Facility and Amended Term Loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s Amended Credit Facility permit such a payment. At March 29, 2025 and March 30, 2024 advances payable to the Company’s controlling shareholder amounted to U.S. $1.5 million (approximately $2.2 million and $2.0 million in Canadian dollars), respectively.

F-
29

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
di Montelera, the Company’s Chairman of the Executive Committee and the Company’s current Executive Chairman of the Board, for the work performed on behalf of the Company, up to a yearly maximum of U.S. $260,000 (approximately $340,000 in Canadian dollars). The yearly maximum was reduced to U.S. $130,000 (approximately $170,000 in Canadian dollars), and in fiscal 2019 the terms were amended so that only administrative support and analytical service costs can be reimbursed. This agreement was further renewed in March 2020 on the same terms and conditions except that the expenses would be invoiced in Euros. In April 2025, the agreement was renewed for an additional one-year
term on the same terms and conditions. During fiscal 2025, 2024, and 2023, the Company incurred expenses of €17,000, €17,000, and €24,000 (approximately $26,000, $25,000, and $35,000 in Canadian dollars), respectively to Regaluxe Srl under this agreement.

(e)
Effective January 1, 2017, the Company agreed to total annual compensation of €250,000 (approximately $388,000 in Canadian dollars), with
Mr. Niccolò Rossi

di Montelera in connection with his appointment as Executive Chairman of the Board and Chairman of the Executive Committee. In fiscal 2025, 2024, and 2023, the Company incurred costs of €250,000, €250,000 and €250,000 (approximately $374,000, $366,000, and $344,000 in Canadian dollars), respectively in connection with this agreement.

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
expenses of €146,801 (approximately $222,000
in Canadian dollars), net of applicable taxes. In May 2024, the agreement was extended to September 30, 2024, and has not been renewed. In fiscal 2025, 2024 and 2023, the Company incurred charges of €
37,000, €149,000 and €149,000 (approximately $55,000, $217,000 and $205,000 in Canadian dollars), including applicable taxes, respectively.

(g)
On April 16, 2021, the Company entered into a joint venture with FWI LLC (FWI) to form RMBG Retail Vancouver ULC (RMBG). The Company originally contributed nominal cash amounts as well as $1.6 million of certain assets in the form of a shareholder advance for 49% of the legal entity comprising the joint venture. This shareholder advance was fully reimbursed in fiscal 2024.

The Company provides RMBG with retail support and administrative services, and charges RMBG for these related services. During fiscal 2025, the Company charged $520,623 to RMBG ($612,500 and nil in fiscal years 2024 and 2023, respectively). These fees are reflected as a reduction of selling, general and administrative expenses in the consolidated statement of operations. As of March 29, 2025, the Company has $0.2 million ($0.2 million as at March 30, 2024) as a receivable related to these related services, and is presented in accounts receivable and other receivables on the consolidated balance sheet. In December 2024, the Company received a dividend from RMBG, in the amount of U.S. $960,784 (approximately $1.38 million in Canadian dollars), based on its respective joint venture shareholdings, which was recorded as a reduction of the equity investment on the balance sheet and an operating cash flow.

(h)
On July 15, 2024, the Company obtained a support letter (“Shareholder Support Letter”) from one if its controlling shareholders, , providing financial support in an amount of up to $
3.75 million that is available until July 31, 2025, of which up to $2.75 million is available prior to January 1, 2025 and an additional amount of up to $1.0 million would be available after January 1, 2025. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability levels at all times as defined in the
Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15
%. However, there will be no interest or principal repayments prior to July 31, 2025. On November 27, 2024, the support letter was extended until December 31, 2025.

On June 26, 2025, the Shareholder Support Letter was terminated and replaced with the Mangrove Loan whereby Mangrove entered into a loan agreement with the Company to advance $3.75 million of additional indebtedness to fund the Company’s working capital requirements, at an annual interest rate of 15%, which would be repayable, in full, on December 24, 2026.

(i)
On July 21, 2025, the Company obtained support letters providing financial support to the Company for an aggregate total amount of up to $1.5 million from (i) Mangrove (one of its the Company’s controlling shareholders) for up to $500,000, (ii) Davide Barberis Canonico (a member of the Company’s Board of Directors) for up to $800,000, and (iii) Marco Pasteris (the Company’s Vice-President, Finance) for $200,000. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2026, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under these support letters will bear interest at an annual rate of
15%. However, there will be no interest or principal repayments prior to July 31, 2026.

(j)
In addition, on July 21, 2025, the Company obtained from Mangrove a deferral of interest payments payable in relation to the cash advance outstanding of
U.S.
$1.5 million and the Mangrove Loan of $3.75 million, of up to a maximum of $813,227, effective immediately and through to July 31, 2026.

F-3
0

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
The Company has determined that the carrying value of its cash and cash equivalents, accounts receivable, long-term receivables, accounts payable and accrued liabilities approximates fair values as at the balance sheet date. As of March 29, 2025 and March 30, 2024, for the $73.6 million and $63.4 million, respectively, of bank indebtedness and the $12.4 million and $12.3 million, respectively, of long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.
As of March 29, 2025 and March 30, 2024, the fair value of the remaining $13.9 million and $14.6 million, respectively of fixed-rate long-term debt is estimated to be approximately equal to its carrying amount. The fair value was determined by discounting the future cash flows of each instrument at the current market interest rates for the same or similar debt instruments with the same remaining maturities adjusted for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Company considered interest rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s lenders. As a result, the Company has determined that the inputs used to value these long-term debts fall within Level 3 of the fair value hierarchy.

18.	Subsequent events
On June 6, 2025, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with the shareholders of 1067830 Ontario Limited (“the Target”), a company incorporated under the laws of Ontario, to acquire the Target and its wholly-owned subsidiaries which operate four retail locations in Toronto, Ontario, under the European Boutique brand and are engaged primarily in luxury timepieces and jewelry retail activities. The purchase was completed on July 8, 2025, for a total consideration of $9.0 million, of which $7.0 million is payable at closi ng
and $2.0
million is payable over two years from closing, subject to certain adjustments customary for and acquisition of this nature (the “European Acquisition”). The initial accounting for the business combination is incomplete at the time these financial statements are issued because of the proximity to the purchase date.
On June 26, 2025, Mangrove entered into a loan agreement with the Company to advance $
3.75
million of additional indebtedness (the “Mangrove Loan”) to fund the Company’s working capital requirements, at an annual interest rate of
15
%, which would be repayable, in full,
on
December 24, 2026. The Mangrove Loan terminated the Shareholder Support Letter.
In conjunction with the closing of the European Acquisition, on July 8, 2025, the Company entered into an amendment to the Amended Term Loan (defined below) with Crystal Financial LLC (D/B/A SLR Credit Solutions) (“SLR”), whereby SLR provided the Company with an additional term loan of $13.5 million to fund the European Acquisition and to fund ordinary course working capital (the “Incremental Loan”). The Incremental Loan bears interest at the same rate as the current term loan with SLR which is defined in Note 6. Under this amendment to the Amended Term Loan, the Company is required to ensure that the aggregate amount outstanding under this agreement and the Amended Credit Facility does not exceed the lesser of $116 million and the borrowing base contemplated in the Amended Term Loan.
In addition, contemporaneously with the Incremental Loan, on July 8, 2025, the Company entered into an amendment and waiver to the Amended Credit Facility (as defined below) with Wells Fargo Capital Canada Corporation (“Wells Fargo”) whereby Wells Fargo waives certain provisions of the existing Amended Credit Facility to permit the European Acquisition, the Incremental Loan and the Mangrove Loan. Under this amendment and waiver to the Amended Credit Facility, the Company is entitled to borrow an amount not to exceed the lesser of $90 million and the most recent borrowing base delivered by Birks to its senior secured lenders.
On July 14, 2025, the Company entered into an amendment to its $4.3 million loan and its $10.0 million loan with Investissement Québec which modified the working capital covenant for fiscal years ending March 29, 2025 and March 28, 2026 to 0.88. Starting in fiscal 2026 and for the duration of the loans, respectively, the interest rate will be adjusted depending on the working capital ratio calculated at year end.
On July 21, 2025, the Company obtained support letters providing financial support to the Company for an aggregate total amount of up to $1.5 million from (i) Mangrove (one of its the Company’s controlling shareholders) for up to $500,000, (ii) Davide Barberis Canonico (a member of the Company’s Board of Directors) for up to $800,000, and (iii) Marco Pasteris (the Company’s Vice-President, Finance) for $200,000. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2026, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under these support letters will bear interest at an annual rate of
15%. However, there will be no interest or principal repayments prior to July 31, 2026.
In addition, on July 21, 2025, the Company obtained from Mangrove a deferral of interest payments payable in relation to the cash advance outstanding of
U.S.
$1.5 million and the Mangrove Loan of $3.75 million, of up to a maximum of $813,227, effective immediately and through to July 31, 2026.

F-3
1