Form 20-F
period 2026-03-28
BIRKS GROUP INC.
filed 2026-07-21
CIK 1179821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 28, 2026
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
Aldo Battista,
514-397-2592
(telephone),
514-397-2537
(facsimile)
2020 Robert-Bourassa Blvd.
Suite 200
Montreal Québec
Canada
H3A 2A5
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Voting Shares , without nominal or par value	BGI	NYSE American LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report was:

11,987,305	Class A Voting Shares, without nominal or par value
7,717,970	Class B Multiple Voting Shares, without nominal or par value
0	Series A Preferred Shares, without nominal or par value, issuable in series
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

Presentation of Financial and Other Information

Throughout this Annual Report, we refer to our fiscal year ended March 28, 2026, as fiscal 2026, and our fiscal years ended March 29, 2025, and March 30, 2024, as fiscal 2025 and 2024, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 28, 2026 and March 29, 2025 consisted of 52 weeks each, whereas the fiscal year ended March 30, 2024 consisted of 53 weeks.

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

Acceptance of Compliance Plan by NYSE American

Our common stock is currently listed with NYSE American LLC (“NYSE American”). To maintain our listing, we are required to satisfy NYSE American’s continued listing standards, which include, among other things, minimum share price, stockholders’ equity and public shareholder distribution requirements. NYSE American may also suspend trading in, or commence delisting proceedings with respect to, the securities of an issuer if it determines that the issuer no longer satisfies applicable quantitative or qualitative listing standards or for other reasons deemed appropriate by NYSE American.

On February 25, 2025, the Company was notified by NYSE American LLC (“NYSE American”) that it was not in compliance with the continued listing standards set forth in Sections 1003(a)(i) and (ii) of the NYSE American Company Guide (the “Company Guide”). Section 1003(a)(i) applies if a listed company has stockholders’ equity of less than U.S. $2.0 million and has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years. Section 1003(a)(ii) applies if a listed company has stockholders’ equity of less than U.S. $4.0 million and has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. The Company reported stockholders’ deficit of U.S. $6.1 million (CAD $(8.2) million) as of September 28, 2024, and net losses in two of its three most recent fiscal years ended March 30, 2024 and in three of its four most recent fiscal years ended March 30, 2024. The Company was not eligible for any exemption in Section 1003(a) of the Company Guide from the stockholders’ equity requirements.

In accordance with the procedures and requirements of Section 1009 of the Company Guide, the Company submitted its plan of compliance on March 27, 2025, describing the actions the Company intends to take to regain compliance with Sections 1003(a)(i) and 1003 (a)(ii) of the Company Guide. The plan includes various initiatives supported by a capital injection, which may not be available on commercially reasonable terms or at all. On May 13, 2025, NYSE American notified the Company that it accepted the Company’s plan and granted the Company an extension for its continued listing until August 25, 2026 (the “Plan Period”). As of March 28, 2026, the Company reported a stockholders’ deficit of U.S. $15.4 million (CAD $(21.4) million) and net losses for each of its three most recent fiscal years and in its four most recent fiscal years ended March 28, 2026.

The Company is subject to periodic review by the NYSE American during the Plan Period. If the Company does not regain compliance by the end of the Plan Period, or if the Company does not make progress consistent with the plan during the Plan Period, NYSE American may initiate delisting procedures as appropriate. There is no assurance that we will regain compliance with Sections 1003(a)(i) and 1003(a)(ii) of the NYSE American Company Guide by August 25, 2026 or that NYSE American will accept any revisions to, or grant additional time under, our compliance plan. NYSE American may determine that we are not making sufficient progress toward regaining compliance and may initiate delisting proceedings before the end of the compliance period. If NYSE American determines to delist our common stock, we would have the right to appeal that determination.

For the year ended March 28, 2026, the Company reported total assets of $214.3 million (U.S. $154.5 million) and revenues of $205.4 million (U.S. $148.7 million). As of July 16, 2026, the Company had 11,987,305 publicly listed shares, more than 400 lot shareholders, and a market value of publicly listed shares of U.S. $6.7 million. The Company is currently not meeting the continued listing standards set forth in the Company Guide with respect to minimum stockholders’ equity and reported losses from continuing operations and/or net losses.

If our common stock is delisted from NYSE American and is not listed on another national securities exchange, our common stock may be eligible for trading in the over-the-counter market. There can be no assurance that an active trading market for our common stock would be developed or sustained. Delisting could adversely affect the liquidity, trading volume and market price of our common stock, reduce the availability of market quotations, limit the number of potential investors in our securities, increase the likelihood that our common stock would be considered a “penny stock,” which would subject broker-dealers to additional regulatory requirements and could further reduce trading activity and investor interest, and diminish our ability to access the capital markets, raise additional financing, or issue securities on favorable terms, or at all. Receipt of the non-compliance and acceptance notices does not affect the Company’s business, operations, financial or liquidity conditions, or reporting requirements with the Securities and Exchange Commission. During this time, the Company’s Class A voting shares will continue to be listed and trade under the symbol “BGI.”

Significant Transactions

On June 6, 2025, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with the shareholders of 1067830 Ontario Limited (“the Target”), a company incorporated under the laws of Ontario, to acquire the Target and its wholly-owned subsidiaries which operated four retail locations in Toronto, Ontario, under the European Boutique brand and engaged primarily in luxury timepieces and jewelry retail activities. The purchase was completed on July 8, 2025, for a total consideration of $10.8 million (or $8.1 million, net of cash acquired) including purchase price adjustments for working capital. The purchase price was paid with $9.7 million of cash consideration at closing and a note payable of $1.1 million payable to the vendor on the first anniversary of the closing date, subject to certain adjustments customary for an acquisition of this nature (the “European Acquisition”).

On June 26, 2025, Mangrove Holding S.A. (“Mangrove”), one of the Company’s controlling shareholders, entered into a loan agreement with the Company to advance $3.75 million of additional indebtedness (the “Mangrove Loan”) to fund the Company’s working capital requirements, at an annual interest rate of 15%, which would be repayable, in full, on December 24, 2026.

On July 8, 2025, in conjunction with the closing of the European Acquisition, the Company entered into an amendment to the Amended Term Loan (defined below) with Crystal Financial LLC (D/B/A SLR Credit Solutions) (“SLR”), whereby SLR provided the Company with an additional term loan of $13.5 million to fund the European Acquisition and to fund ordinary course working capital (the “Incremental Loan” and, together with the Amended Term Loan, the “SLR Term Loan”). The Incremental Loan bore interest at the same rate as the then term loan with SLR which was CORRA plus (i) a CORRA adjustment of 0.32% and (ii) 7.75%, and was repayable, in full, on December 24, 2026. In addition, contemporaneously with the Incremental Loan, on July 8, 2025, the Company entered into an amendment and waiver to the Amended Credit Facility (as defined below) with Wells Fargo Capital Finance Corporation Canada (“Wells Fargo”) whereby Wells Fargo waived certain provisions of the existing Amended Credit Facility to permit the European Acquisition, the Incremental Loan and the Mangrove Loan.

On June 5, 2026, the Company entered into a five-year $32.5 million senior secured term loan facility with 1903P Loan Agent, LLC, an affiliate of Gordon Brothers Group (“Gordon Brothers”) and the designated administrative agent under the facility (the “GB Term Loan”). The GB Term Loan, which matures in June 2031, refinances the Company’s $26 million SLR Term Loan which has been repaid in full. Contemporaneously with the closing of the GB Term Loan, the Company entered into an amendment and extension of its Amended Credit Facility with Wells Fargo, extending the maturity date until June 2031 and providing for total commitments of $93 million, an increase of $3 million (as amended, the “Wells Credit Facility”). The new and amended financing provides the Company with increased liquidity, enhanced financial flexibility and extended debt maturities, while continuing to support the execution of its strategic initiatives, including investments in store renovations, omni-channel capabilities, digital commerce initiatives and working capital requirements.

The GB Term Loan, decreasing to $30.0 million in December 2027, bears interest at a rate equal to Term CORRA (with an interest rate floor), plus a range from 6.75% to 7.75%, based on the Company’s fixed charge coverage ratio throughout the term of the GB Term Loan. The Wells Credit Facility bears interest at a rate equal to Term CORRA or SOFR, as applicable, plus a range from 2.00% to 2.5% or 1.625% to 2.125% for drawings in U.S. dollars, based on the borrowing capacity of the Company throughout the term of the Wells Credit Facility.

Concurrently with the closing of the new and amended facilities, the Company and Mangrove, one of the Company’s controlling shareholders, signed an amendment to the existing $3.75 million loan agreement entered into in June 2025 extending the maturity date until June 2031 (the “Amended Mangrove Loan”). Going forward, the Amended Mangrove Loan will bear interest at a rate of 12.2% effective August 1, 2026, and is to be repaid through annual principal payments of $250,000 over a period of three years, commencing in June 2028, with a final repayment of $3.0 million within a period of thirty (30) days prior to the June 2031 maturity date.

All interest owed up to July 31, 2026 on the Montel Cash Advance (as defined below) and the Amended Mangrove Loan is agreed to be paid in a lump sum of approximately $0.2 million and $0.3 million, respectively, net of withholding taxes, in July 2026. The balance of interest of approximately $0.1 million and $0.3 million, respectively, net of withholding taxes, is agreed to be paid in 12 equal installments starting in August 2026. Effective August 1, 2026, interest on the outstanding balance on the Montel Cash Advance and on the Amended Mangrove Loan shall be repayable on a monthly basis.

Change in Company’s Management

On August 26, 2025, the Company announced that Jean-Christophe Bédos, the Company’s then President and CEO and Director, was stepping down from his role on August 29, 2025. He continues to support the Company in an advisory capacity during the leadership transition.

In the interim, Mr. Niccolò Rossi di Montelera, the Company’s Executive Chairman of the Board, was appointed as Interim CEO. Mr. Rossi di Montelera was elected to the Company’s Board of Directors in September 2010 and served as Vice-Chairman of the Company’s Board of Directors from June 2015 until being appointed Executive Chairman of the Board in January 2017. In addition, Mr. Davide Barberis Canonico, a member of the Company’s Board of Directors, was appointed Interim President and Chief Operating Officer. Mr. Barberis Canonico has assumed day-to-day leadership responsibilities.

On February 10, 2026, the Company announced that Ms. Katia Fontana, the Company’s then Vice President and Chief Financial Officer, was retiring, effective April 1, 2026 and that Mr. Aldo Battista, would assume the role as the Company’s Vice President and Chief Financial Officer on April 2, 2026.

Forward-Looking Information

This Annual Report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including, without limitation, statements about anticipated economic conditions, availability under our Wells Credit Facility and GB Term Loan, anticipated distribution of profits, and our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) heightened inflationary pressure and interest rates, a decline in consumer discretionary spending, and increased cost of borrowing or deterioration in consumer financial position; (ii) the Company’s ability to maintain its listing on the NYSE American or to list its securities on another national securities exchange, (iii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, and the impact on store traffic, tourism and sales, as well the recently imposed tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, to maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (vi) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, renovate existing stores and invest in its website and e-commerce platform; (vii) the Company’s ability to execute its strategic vision; (viii) the Company’s ability to invest in and finance capital expenditures, and (ix) the Company’s ability to continue as a going concern.

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

Our business, like other retailers, depends on consumer demand for our products and our sales are affected by discretionary spending by consumers. Consequently, our business is sensitive to a number of factors that are beyond our control, and that influence consumer spending, including general economic conditions, interest and tax rates, inflation, tariffs and retaliatory tariffs, consumer confidence in future economic conditions, domestic and international geopolitical conditions, the availability of consumer credit, consumer indebtedness levels, tourism, trade wars, unemployment, recession and fears of recession, disposable consumer income, level of customer traffic in shopping malls and other retail centers, conditions in the housing market, consumer perceptions of personal well-being and security, volatile fuel prices, supply chain disruptions, increases in commodity prices (including gold and silver), inclement weather, foreign exchange rates, sales tax rate increases, pandemics, epidemics, disease outbreaks, and other public health crises, and war and fears of war. Jewelry and timepiece purchases are discretionary for consumers and may be particularly and disproportionately affected by adverse trends in the general economy and the equity markets. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for our products, resulting in a reduction in our sales and harming our business, operating results and cash flows. Recent geopolitical events and conflicts and general economic conditions, such as rising inflation, could lead to a slow-down in certain segments of the global economy and could affect the amount of discretionary income available for certain consumers to purchase our products. If adverse global economic and financial market conditions persist, our sales could decrease, and our financial condition and results of operations could be adversely affected. The risk of recession is growing, notably in light of the significant increase in interest and inflation rates and could further have an adverse impact on our business and results of operations.

A substantial portion of our customers use credit, either from our private label and proprietary credit cards or another consumer credit source, to purchase jewelry and timepieces. When there is a downturn in the general economy, fewer people may use or be approved for credit, which could result in a reduction in net sales and/or an increase in credit losses, which in turn could lead to an unfavorable impact on our overall profitability. The current inflationary environment, higher interest rates, and the increase in cost of sales could negatively affect consumer spending and have adverse effects on our business and our financial results. Any of these factors could have a material adverse impact on our business, financial results, and the execution of our strategic plan. We have seen decreases in consumer spending that could negatively impact our sales, as well as our financial condition and results of operations, when general economic conditions deteriorate. Consequently, our belief that we currently have sufficient liquidity to fund our operations is based on certain assumptions about the future state of the economy, the future availability of borrowings to fund our operations and our future operating performance. In the event that the economy and other conditions adversely affect our business, we may not achieve our projected level of financial performance, and we may determine that we do not have sufficient capital to fund our operations.

Our business, financial condition, results of operations and cash flows have been and may continue to be adversely impacted by a public health crisis, disease outbreak, epidemic or pandemic.

A public health crisis or disease outbreak, epidemic or pandemic or the threat or fear of such events, has adversely impacted and could continue to adversely impact our business. Consumer demand may be impacted amidst the uncertainty caused by a public health crisis, disease outbreak, epidemic or pandemic which could negatively impact our retail business. Our business is particularly sensitive to reductions in discretionary spending by consumers. A public health crisis, disease outbreak, epidemic or pandemic may cause significant uncertainty and disruption in the financial markets both globally and in Canada, which may lead to a decline in discretionary spending by consumers, and which in turn may impact, materially, our business, sales, financial condition and results of operations. Our retail business is sensitive to tourism and a public health crisis, disease outbreak, epidemic or pandemic may impact tourism. A public health crisis, disease outbreak, epidemic or pandemic may also disrupt our global supply chain network, including shortages of certain products due to disruptions in manufacturing by our suppliers, as well as costs of production and distribution.

Financial and Liquidity Risks

The financial statements have been prepared assuming that the Company will continue as a going concern.

We have an accumulated deficit of $141.7 million as of March 28, 2026, and a net loss of $3.4 million for the fiscal year ended March 28, 2026 and have negative cash flows from operations. The Company received two loans in July 2025 to finance the European Acquisition and support working capital needs. In June 2026, the Company refinanced its $26 million SLR Term Loan with a new five-year $32.5 million senior secured term loan facility with Gordon Brothers which matures in June 2031. The GB Term Loan will decrease to $30.0 million in December 2027. Contemporaneously with the closing of the GB Term Loan, the Company entered into its Wells Credit Facility with Wells Fargo, extending the maturity date until June 2031 and providing for total commitments of $93 million, an increase of $3 million (see Current Developments).

Our audited financial statements for the fiscal year ended March 28, 2026, were prepared under the assumption that the Company will continue as a going concern. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Additional financing or capital required may not be available on commercially reasonable terms or may not be available at all. If we are unable to meet our financial projections, we may need to raise additional funds through public or private equity or debt financing, including funding from governmental sources, which may not be possible as the success of raising additional funds is beyond our control. The sale or issuance of additional equity securities could result in significant dilution to our current shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our common stock. Failure to obtain such additional financing or capital could have an adverse impact on our liquidity and financial condition including our ability to continue as a going concern, in which case we would need to cease our operations. In addition, should a substantial doubt exist in the Company’s ability to continue as a going concern, this would trigger an event of default on both the Wells Credit Facility and the GB Term Loan, and a cross-default on the Company’s other loans. The event of default would result in the debt balances becoming immediately due.

The level of our indebtedness could adversely affect our operations, liquidity and financial condition.

Our debt levels fluctuate from time to time based on seasonal working capital needs. In fiscal 2026, the Company’s total indebtedness increased by $10.3 million driven primarily by an increase in the Amended Term Loan with SLR primarily to fund the European Acquisition and to fund ordinary course working capital. In fiscal 2025, the Company’s total indebtedness increased by $9.6 million driven primarily by an increase in bank indebtedness as a result of negative cash flows from operations. The following table sets forth our total indebtedness (including bank indebtedness and current and long-term portion of debt), total stockholders’ equity (deficiency), total capitalization and ratio of total indebtedness to total capitalization as of March 28, 2026, and March 29, 2025 (dollars in thousands):

	March 28, 2026	March 29, 2025
Total indebtedness (consisting of bank indebtedness and long-term debt,including current portion)	$110,160	$99,864
Total stockholders’ equity (deficiency)	$(21,368)	$(18,011)

Total capitalization	$88,792	$81,853

Ratio of total indebtedness to total capitalization	124.1%	122.0%

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

Our ability to meet our cash flow requirements in order to fund our operations is dependent upon our ability to attain profitable operations, adhere to the terms of our committed financings, obtain favorable payment terms from suppliers as well as to maintain positive excess availability levels under our Wells Credit Facility and our GB Term Loan. The Company is required to maintain minimum excess availability at all times, as defined in the Wells Credit Facility and GB Term Loan.

Our Wells Credit Facility and GB Term Loan are subject to cross default provisions with all other loans pursuant to which if we are in default of any other loan, we will immediately be in default of both the Wells Credit Facility and the GB Term Loan. In the event that excess availability falls below the minimum excess availability as defined in the Wells Credit Facility and GB Term Loan, this would be considered an event of default under the Wells Credit Facility and GB Term Loan , that provides the lenders the right to require the outstanding balances borrowed under our Wells Credit Facility and GB Term Loan to become due immediately, which would result in cross defaults on our other borrowings. The Company is required to maintain minimum excess availability at all times, as defined in the Wells Credit Facility and Amended Term Loan. We expect to be above the minimum excess availability as defined in the Wells Credit Facility and GB Term Loan for at least the next twelve months from the date of issuance of the financial statements.

Our borrowing capacity under both the Wells Credit Facility and GB Term Loan is based upon the value of our inventory and accounts receivable, which are periodically assessed by our lenders and based upon these reviews, our borrowing capacity could be significantly increased or decreased.

Our lenders under our Wells Credit Facility and our GB Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our credit facilities (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that we maintain adequate liquidity for the operation of our business, (ii) cover any deterioration in the value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our lenders may impose at their reasonable discretion.

No discretionary reserves were imposed during fiscal 2026, fiscal 2025, and fiscal 2024, by the Company’s senior secured lenders.

For fiscal 2026, 2025 and 2024, the Company reported net losses of $3.4 million, $12.8 million and $4.6 million, respectively. The Company had net cash provided by operations of $0.2 million in fiscal 2026 and used net cash flows from operations of $1.9 million in fiscal 2025 and $0.2 million in fiscal 2024. The Company had a negative working capital (defined as current assets less current liabilities) of $17.7 million as at March 28, 2026 and $23.1 million as at March 29, 2025, an improvement of $5.4 million. There has been no equity infusion in the Company in many years resulting in a shareholders’ deficiency of $21.4 million as of March 28, 2026.

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

On July 8, 2020, the Company secured a six-year term loan with Investissement Québec, the sovereign fund of the province of Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $0.8 million is outstanding as at March 28, 2026. On January 4, 2023, the Company received a loan forgiveness in the amount of $0.2 million that is being recognized over the term of the loan. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On July 14, 2025, Investissement Québec modified the working capital covenant for fiscal years ending March 29, 2025 and March 28, 2026 to 0.88 and amended the loan agreement such that starting in fiscal 2026 and for the duration of the loan, the interest rate will be adjusted depending on the current ratio calculated at year end. As of March 28, 2026, the working capital ratio was 0.94. On March 24, 2026, the Company received a deferral of principal payments payable in relation to this term loan for a duration of four months starting March 1, 2026 and ending on June 30, 2026. The remaining term loan of $0.8 million is agreed to be repaid in full on July 31, 2026.

On August 24, 2021, the Company entered into a 10-year loan agreement with Investissement Québec for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of March 28, 2026, the Company has $4.3 million outstanding on the loan. The term loan with Investissement Québec requires the Company, on an annual basis, to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On July 14, 2025, Investissement Québec modified the working capital covenant for fiscal years ending March 29, 2025 and March 28, 2026 to 0.88 and amended the loan agreement such that starting in fiscal 2026 and for the duration of the loan, the interest rate will be adjusted depending on the current ratio calculated at year end. As of March 28, 2026, the working capital ratio was 0.94.

There is no assurance the Company will meet its working capital ratio covenant at March 27, 2027, or future years, or that if not met, waivers would be available. If a waiver is not obtained, cross defaults with our Wells Credit Facility and GB Term Loan would arise.

On July 15, 2024, the Company obtained a support letter (“Shareholder Support Letter”) from one of its shareholders, Mangrove, providing financial support in an amount of up to $3.75 million, of which $1.0 million would be available after January 1, 2025. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability levels at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025. On November 27, 2024, the support letter was extended until December 31, 2025.

On June 26, 2025, the Shareholder Support Letter was terminated and replaced with the Mangrove Loan between Mangrove and the Company to advance $3.75 million of additional indebtedness to fund the Company’s working capital requirements, at an annual interest rate of 15%, which would be repayable, in full, on December 24, 2026.

On July 21, 2025, the Company obtained support letters providing financial support to the Company for an aggregate total amount of up to $1.5 million from (i) Mangrove (one of the Company’s controlling shareholders) for $500,000, (ii) Davide Barberis Canonico (a member of the Company’s Board of Directors and Interim President and Chief Operating Officer) for up to $800,000, and (iii) Marco Pasteris (the Company’s Vice-President, Business Development and Corporate Operations) for $200,000. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2026, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in meeting its minimum excess availability levels at all times, as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under these support letters will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2026.

In addition, on July 21, 2025, the Company obtained from Montel and Mangrove a deferral of interest payments payable in relation to the Montel Cash Advance and the Mangrove Loan of $3.75 million, respectively, of up to a maximum of $0.9 million, effective immediately and through to July 31, 2026.

On June 5, 2026, the Company and Mangrove have signed an amendment to the Mangrove Loan extending the maturity date until June 2031 (the “Amended Mangrove Loan”). Going forward, the Amended Mangrove Loan will bear interest at a rate of 12.2% effective August 1, 2026, and is agreed to be repaid through annual principal payments of $250,000 over a period of three years, commencing in June 2028, with a final repayment of $3.0 million within a period of thirty (30) days prior to the June 2031 maturity date. All interest owed up to July 31, 2026 on the Mangrove Loan is agreed to be paid in a lump sum of approximately $0.3 million, net of withholding taxes, in July 2026. The balance of interest of approximately $0.3 million, net of withholding taxes, is agreed to be paid in 12 equal installments starting in August 2026. Effective August 1, 2026, interest on the outstanding balance on the Amended Mangrove Loan shall be repayable on a monthly basis.

On June 5, 2026, the Company and Montel agreed that all interest owed up to July 31, 2026 on the Montel Cash Advance is to be paid in a lump sum of approximately $0.2 million, net of withholding taxes, in July 2026. The balance of interest of approximately $0.1 million, net of withholding taxes, is agreed to be paid in 12 equal installments starting in August 2026. Effective August 1, 2026, interest on the outstanding balance on the Montel Cash Advance shall be repayable on a monthly basis.

The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Additional financing or capital that may be required may not be available on commercially reasonable terms or may not be available at all.

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

Historically, we have generally been successful in negotiating and improving leases for renewal as our current leases near expiration. As of May 31, 2026, we had 31 leased retail stores. The leases are generally in prime retail locations and generally have lease terms of ten years, with rent being a fixed minimum base plus, for certain stores, a percentage of the store’s sales volume (subject to some adjustments) over a specified threshold. Many uncontrollable factors can impact our ability to renew these leases, including but not limited to, competition for key locations from other retailers. Seven of the Company’s store leases are renewable within the next two years and such stores generated approximately 15.2% of our fiscal 2026 net sales. The capital expenditures related to remodeling some of our retail stores are estimated to be approximately $4.0 million during fiscal 2027. These planned capital expenditures are at the discretion of the Company, are not required by our landlords, and are not yet fully committed. We expect to be able to finance these capital expenditures with internally generated funds and existing financing arrangements. The Company also continues to be actively engaged in identifying alternative sources of financing that may include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from government sources. However, in the future, if we are unsuccessful at negotiating favorable renewal terms, locations or if more capital is required to meet landlord requirements for remodeling or relocating retail stores and we are unable to secure the necessary funds to complete these projects, our business, financial condition, and operating results could be adversely affected. In addition, we may not be able to locate suitable alternative sites in a timely manner. Our sales, earnings and cash flows will decline if we fail to maintain existing store locations, renew leases or relocate to alternative sites, in each case on attractive terms.

Our business could be adversely affected if our relationships with any primary vendors are terminated or if the delivery of their products is delayed or interrupted.

We compete with other jewelry and timepiece retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business, and our merchandising strategy depends upon our ability to maintain good relations with significant vendors. Certain brand name timepiece and jewelry manufacturers have distribution agreements with our Company that, among other things, provide for specific sales locations, yearly renewal terms and early termination provisions at the manufacturer’s discretion. In fiscal 2026, merchandise supplied by our largest luxury timepiece supplier and sold through our stores accounted for approximately 22% of our total net sales (29% in fiscal 2025). Our relationships with primary suppliers are generally not pursuant to long-term agreements. We obtain materials and manufactured items from third-party suppliers. Any delay or interruption in our suppliers’ abilities to provide us with necessary materials and components, may require us to seek alternative supply sources. Any delay or interruption in receiving supplies or a reduction in product allocations could impair our ability to supply products to our stores and, accordingly, could have a material adverse effect on our business, results of operations and financial condition. The abrupt loss of any of our significant third-party suppliers or a decline in the quality or quantity of materials supplied by any third-party suppliers could cause significant disruption in our business.

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

We completed the European Acquisition in July 2025 and we may continue to make acquisitions in the future based on available opportunities in the market. All acquisitions involve numerous inherent challenges, such as our ability to properly evaluate acquisition opportunities and risks during diligence and our ability to balance resource constraints as we begin to integrate an acquired company into our existing business. Other risks and uncertainties related to our acquisitions include failing to meet sales and profitability expectations, delayed or unrealized cost savings or synergy opportunities, unknown and underestimated liabilities, and difficulties integrating operations, personnel, financial systems and technology systems. Similarly, the acquisition of companies with operating margins lower than ours may cause a lower operating margin for the Company as a whole. Further, our ability to retain key employees of an acquired company, maintain pre-acquisition cultural dynamics and team morale, and foster the entrepreneurial spirit of an acquired company, particularly while implementing policies, procedures and compliance measures we require, may impact our ability to successfully integrate an acquisition. A significant transaction could also disrupt the operation of our current business activities and divert significant management time and resources. The long-term growth of our business depends on the successful execution of our evolving business and strategic initiatives. Any number of factors could impact the success of these initiatives, many of which are out of our control, and there can be no assurance that they will be successful or deliver their anticipated benefits. Some initiatives may require us to devote significant management, financial and other resources and may expose us to new and unforeseen risks and challenges. We may also incur significant asset impairment and other charges in connection with any such initiative or an acquisition. If we are unable to execute or integrate an acquisition, major business or strategic initiative or a transformation plan, this could have a significant adverse effect on our results of operations. Our current borrowing agreements place certain limited constraints on our ability to make an acquisition, and future borrowing agreements could place tighter constraints on such actions

We may not be able to adequately protect our intellectual property and may be required to engage in costly litigation as a protective measure.

To establish and protect our intellectual property rights, we rely upon a combination of trademark and trade secret laws, together with licenses, exclusivity agreements and other contractual covenants. Both the “Birks” and “European” trademarks are of significant value to our operations. The measures we take to protect our intellectual property rights may prove inadequate to prevent misappropriation of our intellectual property. Monitoring the unauthorized use of our intellectual property is difficult. Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and diversion of resources, may result in counterclaims or other claims against us and could significantly harm our results of operations.

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

In addition to regularly evaluating and making changes and upgrades to our information systems, we recorded a non-cash impairment charge of $4.6 million in fiscal 2025 associated with a change in management’s plans to implement a new enterprise resource planning (“ERP”) system with the Microsoft Dynamics D365 for Retail platform in order to update our retail systems including point of sale (POS), supply chain, warehouse management, wholesale, and finance. We continue to evaluate other ERP alternatives to update such systems. While we follow a disciplined methodology when evaluating and making such changes, there can be no assurances that we will successfully implement such changes, that such changes will occur without disruptions to our operations, that the new or upgraded systems will achieve the desired business objectives or that the internal controls will be effective in preventing misstatements in financial reporting. Any such disruptions, inadequate internal controls or the failure to successfully implement new or upgraded systems such as those referenced above, could have a material adverse effect on our results of operations and could also affect our reputation, our relationship with customers and our brands.

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

A portion of the purchases we make from our suppliers are denominated in currencies other than the Canadian dollar. As a result, a depreciation of the Canadian dollar against these currencies would increase the cost of acquiring those goods in Canadian dollars, which would have a negative effect on our gross profit margin. In addition, material fluctuations in foreign currency exchange rates could reduce our borrowing availability under our Wells Credit Facility, which is denominated in Canadian dollars, and limit our ability to finance our operations.

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

As of May 31, 2026, The Grande Rousse Trust (“Grande Rousse”) beneficially owns or controls approximately 69.3% of all classes of our outstanding voting shares, which are directly owned by Mangrove and Montel, previously Montrovest B.V. Montel and Mangrove own 44.9% and 24.4% of our outstanding voting shares respectively. The trustee of Grande Rousse is Meritus Trust Company Limited (the “Trustee”). Confido Limited has the power to remove the Trustee and as a result may be deemed to have beneficial ownership of the Class A voting shares held by Montel and Mangrove. Under our restated articles, Montel and Mangrove, as holders of the Class B multiple voting shares, have the ability to control most actions requiring shareholder approval, including electing the members of our Board of Directors and the issuance of new equity.

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

The Company conducts retail operations in Canada. The Company sources its inventory from several suppliers within and outside North America, and has cross border financing arrangements. As a result, the Company is subject to the risks of doing business in jurisdictions within and outside North America.

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

Future issuances or sales of a substantial number of our Class A voting shares by us, Montel, Mangrove, or another significant shareholder in the public market could adversely affect the price of our Class A voting shares, which may impair our ability to raise capital through future issuances of equity securities. As of May 31, 2026, we had 11,987,305 Class A voting shares issued and outstanding. Sales of restricted securities in the public market, or the availability of these Class A voting shares for sale, could adversely affect the market price of Class A voting shares.

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

On February 25, 2025, the Company was notified by NYSE American LLC (“NYSE American”) that it was not in compliance with the continued listing standards set forth in Sections 1003(a)(i) and (ii) of the NYSE American Company Guide (the “Company Guide”). Section 1003(a)(i) applies if a listed company has stockholders’ equity of less than U.S. $2.0 million and has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years. Section 1003(a)(ii) applies if a listed company has stockholders’ equity of less than U.S. $4.0 million and has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. The Company reported stockholders’ deficit of U.S. $6.1 million (CAD $(8.2) million) as of September 28, 2024, and net losses in two of its three most recent fiscal years ended March 30, 2024 and in three of its four most recent fiscal years ended March 30, 2024. The Company was not eligible for any exemption in Section 1003(a) of the Company Guide from the stockholders’ equity requirements.

In accordance with the procedures and requirements of Section 1009 of the Company Guide, the Company submitted its plan of compliance on March 27, 2025, addressing how the Company intends to regain compliance with Sections 1003(a)(i) and (ii) of the Company Guide. The plan includes various initiatives, supported by a capital injection that may not be available on commercially reasonable terms, or may not be available at all. On May 13, 2025, NYSE American notified the Company that it accepted the Company’s plan and granted the Company an extension for its continued listing until August 25, 2026 (the “Plan Period”).

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

For the year ended March 28, 2026, the Company reported total assets of $214.3 million (U.S. $154.5 million) and revenues of $205.4 million (U.S. $148.7 million). As of July 16, 2026, the Company had 11,987,305 publicly listed shares, more than 400 lot shareholders, and a market value of publicly listed shares of U.S. $6.7 million. The Company is currently not meeting the continued listing standards set forth in the Company guide with respect to minimum stockholders’ equity and reported losses from continuing operations and/or net losses.

If our common stock is delisted from NYSE American and is not listed on another national securities exchange, our common stock may be eligible for trading in an over-the-counter market. There can be no assurance that an active trading market for our common stock would be developed or sustained. Delisting could adversely affect the liquidity, trading volume and market price of our common stock, reduce the availability of market quotations, limit the number of potential investors in our securities, increase the likelihood that our common stock would be considered a “penny stock,” which would subject broker-dealers to additional regulatory requirements and could further reduce trading activity and investor interest, and diminish our ability to access the capital markets, raise additional financing, or issue securities on favorable terms, or at all.

Receipt of the non-compliance and acceptance notices does not affect the Company’s business, operations, financial or liquidity condition, or reporting requirements with the Securities and Exchange Commission. During this time, the Company’s Class A voting shares will continue to be listed and trade under the symbol “BGI”.

We expect to maintain our status as a “foreign private issuer” under the rules and regulations of the SEC and, thus, are exempt from a number of rules under the Exchange Act of 1934 and are permitted to file less information with the SEC than a company incorporated in the U.S.

As a “foreign private issuer,” we are exempt from rules under the Exchange Act of 1934, as amended (“the Exchange Act”) that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act. However, following effectiveness of the Holding Foreign Insiders Accountable Act and related SEC rule amendments in March of 2026, our directors and officers (though not our 10% beneficial owners) are now required to file beneficial ownership reports under Section 16(a) of the Exchange Act (Forms 3, 4 and 5), a requirement from which they were previously exempt as a result of our foreign private issuer status. We are also not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we required to comply with Regulation Fair Disclosure, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies.

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

In fiscal 2025, we identified material weaknesses in our internal control over financial reporting. If we identify additional material weaknesses or significant deficiencies in the future, it could reduce confidence in our financial statements and negatively affect our Company and the price of our securities.

We are subject to reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act requires us to prepare a management report on the effectiveness of our internal control over financial reporting. In connection with its evaluation for the year ended March 29, 2025, our management identified material weaknesses in our internal control over financial reporting. These material weaknesses related to (i) the lack of sufficient accounting and financial reporting personnel to appropriately segregate duties in the preparation and review of certain account reconciliations (purchases and leases) and journal entries, (ii) the insufficient design of certain management review controls (assessment of future operation and inventory reserves) due to the inadequate retention of documentary evidence including management’s assessment related to the completeness and accuracy of the underlying information and (iii) the insufficient design of a control related to the review of the classification of a cash flow transaction. These material weaknesses have arisen, in part, from our size, limited resources and inability to segregate duties. A remediation plan was put in place to remediate these material weaknesses. In connection with its evaluation for the year ended March 28, 2026, management believes that internal controls over financial reporting have improved as a result of additional compensating controls put in place and that the related material weaknesses have been remediated.

Although management believes the previously identified material weaknesses have been remediated and are no longer considered material weaknesses, we cannot assure you that we have identified all material weaknesses or that we will not in the future have additional control deficiencies or material weaknesses in our internal control over financial reporting. If we identify additional significant deficiencies or material weaknesses in our internal control over financial reporting in the future, it could have a material adverse effect on our operations, our financial condition and the trading price of our stock. Our auditors do not audit our internal controls over financial reporting due to our market capitalization, and therefore, there has been no independent attestation of our internal controls over financial reporting.

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

THE COMPANY

Corporate History and Overview

Birks Group is a leading designer of fine jewelry and operator of luxury jewelry, timepieces and gifts retail stores in Canada. As of June 30, 2026, Birks Group operated 32 store locations, including 17 retail stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver under the Patek Philippe brand, one retail location in Vancouver under the Chaumet brand, four retail locations in Laval, Ottawa, and Toronto under the Breitling brand, one retail location in Toronto under the Omega brand, one retail location in Toronto under the Montblanc brand and four retail locations in the Greater Toronto Area under the European Boutique brand. For fiscal 2026, the Company’s net sales were $205.4 million, which were substantially all generated in Canada.

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

In August 2017, Birks entered into the stock purchase agreement with Aurum Holdings Ltd (“Aurum”), the largest fine watch and jewelry retailer in the U.K., to sell its wholly- owned subsidiary Mayors. The transaction closed on October 23, 2017 for total cash consideration of $135.0 million (U.S. $106.8 million). As part of the transaction, Birks entered into a 5-year distribution agreement with Aurum to sell Birks fine jewelry in the U.K. at Mappin & Webb, Goldsmiths stores and on their e-commerce websites.

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

On June 6, 2025, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with the shareholders of 1067830 Ontario Limited (“the Target”), a company incorporated under the laws of Ontario, to acquire the Target and its wholly-owned subsidiaries which operate four retail locations in Toronto, Ontario, under the European Boutique brand and are engaged primarily in luxury timepieces and jewelry retail activities. The purchase was completed on July 8, 2025, for a total purchase price of $10.8 million (or $8.1 million net of cash acquired) including purchase price adjustments for working capital. The purchase price was paid with $9.7 million of cash consideration at closing and a note payable of $1.1 million payable to the vendor on the first anniversary of the closing date.

In the last three fiscal years, we invested a total of approximately $17.6 million in capital expenditures, primarily associated with the remodeling of our existing store network, as well as a digital transformation of the Company including the continued evolution of our e-commerce platform. During fiscal 2026, we invested a total of $2.8 million in capital expenditures, including a total of $1.9 million on various store leasehold improvements, store equipment and assets primarily on the construction of a new store in Vancouver, which opened in June 2026 as well as other partial renovations in certain stores to accommodate brand movement, $0.5 million was invested for various digital transformation initiatives including improvement of our e-commerce platform and $0.4 million towards various computer hardware and other equipment.

During fiscal 2025, we invested a total of $7.5 million in capital expenditures, including a total of $2.7 million of leasehold improvements, store equipment and assets for the construction of two new stores in Montreal, which opened in September 2024, $0.8 million for a new store in Vancouver, $0.6 million for other new stores, $2.4 million for the partial renovation of two stores in Ontario, $0.5 million was invested for various digital transformation initiatives including improvement of our e-commerce platform and $1.5 million towards various visual merchandising and other equipment.

We currently expect to continue to invest in capital expenditures in fiscal 2027 and fiscal 2028 to make on-going strategic improvements to our retail network, all the while focusing on operations and on delivering a return on our strategic investment spending during the last fiscal year. We expect to finance these capital expenditures from operating cash flows, and existing financing arrangements including tenant allowances from certain of our landlords and capital lease financing.

The Company regularly reviews the locations of its retail network that lead to decisions that impact the opening, relocation or closing of these locations. During fiscal 2026, we launched the construction of a new store in Vancouver (which opened in June 2026). During fiscal 2025, we finalized the construction of two new stores in Montreal (which opened in September 2024), executed a partial renovation of one store in Toronto, completed a partial renovation of a store in Vancouver, and finalized a partial renovation of a store in Ottawa. During fiscal 2026, our Graff Boutique in Vancouver was closed. During fiscal 2025, the Company closed one store operating under the Maison Birks brand.

Birks Group is a Canadian corporation. Our corporate headquarters are located at 2020 Robert-Bourassa Boulevard, Suite 200, Montreal, Québec, Canada H3A 2A5. Our telephone number is (514) 397-2501. Our website is www.birksgroup.com.

The U.S. Securities and Exchange Commission (“SEC”) maintains a website that contains reports, proxy and information statements, and other information regarding issuers (including Birks Group) that file electronically with the SEC at http://www.sec.gov. The Company also maintains a public website at http://www.birksgroup.com and http://www.maisonbirks.com.

Our sales are divided into two principal product categories: (i) jewelry and other, and (ii) timepieces. Jewelry and other also includes sales of other product offerings we sell such as giftware, as well as repair and custom design services.

The following table compares our sales of each product category for the last three fiscal years (dollars in thousands):

	Fiscal Year-Ended
	March 28, 2026		March 29, 2025		March 30, 2024
Jewelry and other	$78,126	38.0%	$68,927	38.8%	$86,256	46.6%
Timepieces	127,298	62.0%	108,880	61.2%	99,019	53.4%

Total	$205,424	100%	$177,807	100%	$185,275	100%

Jewelry and other product category sales have increased in fiscal 2026 as compared to fiscal 2025, attributable in part to the European Acquisition during fiscal 2026, as well as an increase in sales of Birks branded jewelry and third-party branded jewelry. In fiscal 2026, we experienced a strong demand for third-party jewelry as new brands were added to our portfolio. Jewelry and other product category sales decreased in fiscal 2025 as compared to fiscal 2024, as a result of the exit of a jewelry brand from two stores in fiscal 2025 for which total sales have not been fully replaced by other brands. In fiscal 2025 and fiscal 2024, we believe the Company’s product assortment at lower price points were impacted by increased inflation and heightened interest rates, which directly affected discretionary consumer spending during such periods.

The increase in sales from the timepieces product category in fiscal 2026 as compared to fiscal 2025 is attributable to the European Acquisition, partially offset by a decrease in third-party branded timepiece sales particularly due to a brand exit in one retail store. The increase in sales from the timepieces product category in fiscal 2025 as compared to fiscal 2024 is attributable to growth in third-party timepiece brands primarily resulting from continued strong consumer demand for these products, improved merchandising, as well as the introduction of a TimeVallée store in Montreal and two new Breitling boutiques in fiscal 2025.

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

Our stores, operating under the Maison Birks, Birks, European Boutique, Brinkhaus, Breitling, Patek Philippe, and TimeVallée brands, carry a large selection of prestigious brand name timepieces including timepieces made by Rolex, Tudor, Baume & Mercier, Breitling, Cartier, Chaumet, Frédérique Constant, Grand Seiko, IWC, Jaeger Lecoultre, Longines, Montblanc, Omega, Panerai, Patek Philippe, Roger Dubuis and Tag Heuer. We also carry an exclusive collection of high-quality jewelry that we design. We emphasize Birks brand jewelry offerings but also include other designer jewelry made by Chaumet, Dinh Van Paris, Fope, Fred, Marco Bicego, Messika, Roberto Coin, and Yoko London. We also offer a variety of high-quality giftware, including writing instruments made by Montblanc.

We have one primary channel of distribution, the retail division, which accounts for approximately 94% of net sales during fiscal 2026, fiscal 2025 and fiscal 2024, as well as two other channels of distribution, namely e-commerce and gold exchange, which combined accounted for approximately 6% of net sales during fiscal 2026. In fiscal 2025 and 2024, in addition to e-commerce and gold exchange, we had wholesale as an additional channel of distribution which combined accounted for approximately 6% of net sales in each of fiscal 2025 and 2024.

Product Design, Development, Sourcing and Manufacturing

We established a product development process that supports our strategy to further develop and enhance our product offering in support of the Birks brand development. During fiscal 2026, 2025, and 2024, approximately 46%, 31%, and 41%, respectively, of our jewelry products acquired for sale were internally designed and sourced. A significant portion of internally designed products are associated with the Bridal segment, which is largely reliant on customized special orders. Products that are not designed and manufactured for us, are sourced from suppliers worldwide, enabling us to sell an assortment of fine quality merchandise often not available from other jewelers in our markets. Our staff of buyers procures distinctive high-quality merchandise directly from manufacturers, diamond cutters, and other suppliers worldwide. Our loose stone acquisition team, product sourcing team and category managers specialize in sourcing merchandise in categories such as diamonds, precious gemstones, pearls, timepieces, gold and silver jewelry, and giftware. Retail and merchandising personnel frequently visit our stores and those of competitors to compare value, selection, and service, as well as to observe client reaction to merchandise selection and determine future needs and trends.

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

In fiscal 2026, we purchased jewelry, timepieces and giftware for sale in our stores and online from several suppliers. Many of these suppliers have long-standing relationships with us. We compete with other jewelry and timepiece retailers for access to vendors that will provide us with the quality and quantity of merchandise necessary to operate our business. Our relationships with primary suppliers are generally not pursuant to long-term agreements. Although we believe that alternative sources of supply are available, the abrupt loss of any of our key vendors, or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business. In fiscal 2026, merchandise supplied by our largest luxury timepiece supplier and sold through our stores accounted for approximately 22% of our total net sales. If our largest luxury timepiece supplier terminated its distribution agreement with us, such termination would have a material adverse effect on our business, financial condition and operating results.

Impact of inflation

We believe that in fiscal 2026, fiscal 2025 and fiscal 2024, inflation, interest rates, and the volatility in the stock market may have had an impact on consumer discretionary spending, and on our sales results and results from operations. Luxury jewelry and timepiece purchases are considered discretionary spending. As such, if inflation, interest rates, and volatility in the stock market could negatively impact consumer discretionary spending, it could also negatively impact our future sales results and operating performance.

During fiscal 2026, gold prices continued to rise throughout the year. As a result of these sustained increases in raw material costs, we selectively increased retail prices across certain product categories to partially offset the impact of higher gold costs. Refer to Item 1A, Risk Factors, for further information on the potential impacts and risk associated with inflation.

Seasonality

Our sales are highly seasonal, with the third fiscal quarter (which includes the holiday shopping season) historically contributing significantly higher net sales than any other quarter during the year. Net sales in the first, second, third and fourth quarters in fiscal 2026 were 21%, 24%, 34% and 21%, respectively, in fiscal 2025 were 23%, 22%, 34% and 21%, respectively, and in fiscal 2024 were 24%, 23%, 33% and 20%, respectively.

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

Personnel and Training

We place substantial emphasis on the professionalism of our sales force to maintain our position as a leading prestige jeweler. We strive to hire only highly motivated, professional and customer-oriented individuals. All new sales professionals attend an intensive training program where they are trained in technical areas of the jewelry and timepiece business, specific sales and service techniques and our commitment to client service. Management believes that attentive personal service and knowledgeable sales professionals are key elements to our success.

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

Credit Operations

We have a private label credit card, which is administered by a third-party financial institution that owns the credit card receivable balances. We also have a Birks proprietary credit card, which we administer. Our credit programs are intended to complement our overall merchandising and sales strategy by encouraging larger and more frequent sales to a loyal customer base. Sales under the Birks private label credit card and the Birks in-house credit card accounted for approximately 15.2% of our net sales during fiscal 2026, 16.9% of our net sales during fiscal 2025 and 18.9% during fiscal 2024. We have continued to implement attractive term plans during fiscal 2026. Sales under the Birks private label credit cards are generally made without credit recourse to us.

Distribution

Our Maison Birks and European Boutique retail locations receive the majority of their merchandise directly from our distribution warehouse located in Montreal, Québec. Merchandise is shipped from the distribution warehouse utilizing various air and ground carriers. We also transfer merchandise between retail locations to balance inventory levels and to fulfill client requests, and a portion of the merchandise is delivered directly to the retail locations from suppliers.

Competition

The North American retail jewelry industry is highly competitive and fragmented, with a few very large national and international competitors and many medium and small regional and local competitors. The market is also fragmented by price and quality. Our competitors include national and international jewelry chains as well as independent regional and local jewelry and timepiece retailers. We also compete with other types of retailers such as department stores and specialty stores and, to a lesser extent, catalog showrooms, discounters, direct mail suppliers, televised home shopping networks, and pure e-commerce players. Many of these competitors have greater financial resources than we do. We believe that competition in our markets is based primarily on the total brand experience including trust, quality craftsmanship, product design and exclusivity, product selection, marketing and branding elements (including web), service excellence, including after-sales service, and, to a certain extent, price. With the on-going consolidation of the retail industry, we believe that competition with other general and specialty retailers and discounters will continue to increase. Our success will depend on various factors, including general economic and business conditions affecting consumer spending, the performance of national and international retail operations, the acceptance by consumers of our merchandising and marketing programs, our customers’ omni-channel experience (on-line and at our store locations), as well as our ability to properly staff and manage our stores.

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

Our compliance program has been designed to conform, in all material respects, with the framework in The Organization of Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition), and the related gold supplement for conflict minerals. In addition, we have adopted a conflict minerals policy which has been communicated to our suppliers and is included in our Merchandise Quality Manual and available under “Corporate Governance” on the “Investor Relations” webpage of our website at www.birksgroup.com. Our conflict mineral policy indicates that suppliers who do not comply with this policy will be reviewed and evaluated accordingly for future business and sourcing decisions.

In August 2012, the SEC issued rules that require companies that manufacture products using certain “conflict minerals”, including gold, to determine whether those minerals originated in the Democratic Republic of Congo or adjoining countries (“DRC”). If the minerals originate in the DRC, or if companies are not able to establish where they originated, extensive disclosure regarding the sources of those minerals, and in some instances an independent audit of the supply chain is required. We filed our thirteenth disclosure report on May 29, 2026 for the calendar year ended December 31, 2025. We determined that we had no reason to believe that any conflict minerals necessary to the functionality or production of our products may have originated in the DRC.

Trademarks and Copyrights

The designations Birks, and the Birks logos, as well as the European designations, are our principal trademarks and are essential to our ability to maintain our competitive position in the prestige jewelry segment. We maintain a program to protect our trademarks and will institute legal action where necessary to prevent others from either registering or using marks that are considered to create a likelihood of confusion with our trademarks. We are also the owner of the original jewelry designs.

Organizational Structure

Not applicable.

Properties

We lease all of our store locations as well as our corporate head office which includes a distribution center. We believe that all of our facilities are well maintained and in good condition and are adequate for our current needs. We actively review all leases that expire within the next 12 months to determine whether to renew the leases. Over the past few years, we have also decreased the number of stores we operate by closing certain underperforming stores. We continue to evaluate the productivity of our existing stores and close unproductive stores. In addition, we plan to continue to review opportunities to open new stores in new prime retail locations when the right opportunities exist.

Following is a list of all our properties as of March 28, 2026:

	Size (Square Feet)	Expiration of Lease	Location
Operating Stores
Maison Birks Bayshore Centre	1,099	September 2027	Ottawa, ON
Birks Royalmount	500	July 2034	Montreal, QC
Maison Birks Bloor Flagship Store	9,695	May 2030	Toronto, ON
Breitling Laval	257	August 2032	Laval, QC
Brinkhaus	3,221	March 2027	Calgary, AB
Breitling Rideau Center	550	May 2034	Ottawa, ON
Breitling Sherway Gardens	705	October 2034	Etobicoke, ON
Breitling Yorkdale	559	June 2032	Toronto, ON
Maison Birks Carrefour Laval	2,288	August 2032	Laval, QC
Maison Birks Chinook Shopping Centre	4,186	October 2032	Calgary, AB
Maison Birks DIX-30 Mall	1,645	July 2033	Brossard, QC
European Sherway Gardens	1,549	January 2029	Etobicoke, ON
European Square One	1,148	January 2028	Mississauga, ON
European Toronto Eaton Center	2,253	February 2028	Toronto, ON
European Yorkdale	795	June 2032	Toronto, ON
Maison Birks Fairview Pointe-Claire	1,450	August 2030	Pointe-Claire, QC
Maison Birks First Canadian Place	2,243	August 2028	Toronto, ON
Montblanc Sherway Gardens	600	January 2029	Etobicoke, ON
Montreal Flagship Store	7,714	April 2032	Montreal, QC
Omega Yorkdale	657	June 2032	Toronto, ON
Patek Philippe Boutique	850	October 2028	Vancouver, BC
Maison Birks Place Ste-Foy	1,472	September 2027	Ste-Foy, QC
Maison Birks Rideau Centre	2,195	May 2034	Ottawa, ON
Maison Birks Sherway Gardens	1,952	October 2034	Etobicoke, ON
Maison Birks Southgate Shopping Centre	1,300	April 2028	Edmonton, AB
TimeVallée Royalmount	2,800	July 2034	Montreal, QC
Maison Birks Toronto Dominion Square	5,568	August 2030	Calgary, AB
Maison Birks Vancouver Flagship Store	20,221	August 2032	Vancouver, BC
Maison Birks West Edmonton Mall	2,244	January 2027	Edmonton, AB
Maison Birks Willowdale Fairview Mall	1,543	August 2029	North York, ON
Maison Birks Yorkdale	2,817	June 2027	Toronto, ON
Other Properties
Montreal corporate office	26,423	May 2033	Montreal, QC
European office	950	January 2029	Toronto, ON
Brinkhaus workshop	2,280	October 2028	Vancouver, BC

Total annual base rent for the above locations for fiscal 2026 was approximately $12.5 million.

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

Some of the Company’s tangible initiatives to promote DE&I and foster a more inclusive culture where everyone feels they belong include:

•

The establishment of a Diversity & Inclusion Task Force (the “Task Force”) in July 2020, which has expanded to approximately 10 members spanning multiple functions, regions and levels within the Company and led by a senior executive, namely Miranda Melfi. The Task Force has developed recommendations to create opportunities that promote cultural awareness and open dialogue and facilitate inclusion at all levels of the Company, which are being implemented by the relevant departments of the Company. Such recommendations were developed based on an analysis of the valuable feedback received from survey results and team lead interviews conducted with employees, department heads and team leads throughout the Company. The Task Force has been renamed the Diversity, Equity and Inclusion Committee (the “DE&I Committee”).

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

Recycling and Waste Management

•	Since 2014, we have been reporting verified conflict-free gold to the U.S. Securities and Exchange Commission;

•	We have recovered approximately 1,051 troy ounces of gold and platinum and 4,745 troy ounces of silver in fiscal 2026 through our Maison Birks Gold Exchange Program;

•	We have recovered approximately 12% of our diamonds in fiscal 2026 through our diamond upgrade program that were sold or made available for sale;

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

Bee Protection

•

One of the Company’s objectives is to spread awareness to ensure the longevity of bees. The world population of bees is decreasing at an alarming rate due to climate change, pesticides, insecticides, loss of habitat and new diseases. Bees play a pivotal role in maintaining and protecting natural ecosystems and biodiversity contributing to the overall wellbeing of our environment. To that end, the Company is working with Pollinator Partnership Canada and Alvéole Urban Beekeeping, to help ensure the longevity of Canada’s world-renowned natural environment. The Company is proud to house beehives in Montreal managed by Alvéole.

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

•	We also have a Health and Safety Committee to help ensure compliance with applicable government regulations and to support the health, safety and well-being of our employees.

Digital Transformation and New Ways of Working

•

To deliver a seamless customer and employee experience, we regularly invest in digital tools to improve employee productivity, engagement, and performance. We also invest in tech-based solutions to enhance customer and employee experiences.

•	The Company implemented digital meeting platforms for collaboration. Our employees use technology to connect, learn, and collaborate to attain results.

•

We have established an artificial intelligence (“AI”) committee whose purpose is to explore and integrate AI technologies in order to enhance our business processes and drive efficiencies throughout the organization. We offer a variety of training designed to help employees confidently use available AI tools and discover ways that AI can facilitate their daily work.

Strengthen our Communities

One of our core values is giving back and we support our communities in a number of ways. Over the years, the Company has made monetary or in-kind donations to various non-profit organizations, such as the following:

•

First Assist, an Indigenous-led charitable organization that provides education and sports integration programs to enhance the mental, emotional and physical well-being of youth in Indigenous Communities across Canada.

•	The Get Real Movement, a Canadian non-profit organization focused on combatting 2SLGBTQ+ discrimination, racism, and bullying in schools, summer camps, and workplaces.

•	Vancouver General Hospital Foundation.

•	Quebec Breast Cancer Foundation.

•	La Fondation Académie Lafontaine

In May 2024, we published our first report under the Fighting Against Forced Labour and Child Labour in Supply Chains Act. (Canada), which describes, among other things, the policies and steps implemented and taken by the Company with respect to forced labour and child labour. In May 2026, we published our third report which is available on our website at www.birksgroup.com.

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

To date, the Company has implemented various programs, corporate policies and other initiatives to support the execution of its ESG priorities. These include but are not limited to the following:

•

Our Board of Directors consists of a majority of independent directors. All of our current directors, other than Messrs. Rossi di Montelera and Barberis Canonico, have been affirmatively determined by the Board of Directors to be independent in accordance with the NYSE American Company Guide (even though due to the Company’s controlled company status it may be exempted from the independence requirement).

•	The Company’s Code of Conduct for directors, officers and employees.

•	An anonymous and confidential whistleblowing line hosted by a third-party.

•	A responsible sourcing program.

•	The Company’s anti-money laundering program.

•	Oversight of data privacy and security through the audit and corporate governance committee.

•	An assessment process for the Interim Chief Executive Officer, the Interim President and Chief Operating Officer, the Board, the committees and the directors, individually.

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

Throughout this Annual Report, we refer to our fiscal year ended March 28, 2026, as fiscal 2026, and our fiscal years ended March 29, 2025, and March 30, 2024, as fiscal 2025 and fiscal 2024, respectively. Our fiscal year ends on the last Saturday in March of each year. The fiscal years ended March 28, 2026 and March 29, 2025 consisted of 52 weeks each, whereas the fiscal year ended March 30, 2024 consisted of 53 weeks.

Overview

Birks Group is a leading designer of fine jewelry and operator of luxury jewelry stores in Canada. As of March 28, 2026, we have two reportable segments, “Retail” and “Other.” Retail consists of our retail operations whereby, as of March 28, 2026, we operated a total of 31 retail stores, of which 17 stores across Canada under the Maison Birks brand, one retail location under the Birks brand, one retail location under the TimeVallée brand, one retail location under the Brinkhaus brand, one retail location under the Patek Philippe brand, four retail locations under the Breitling brand, one retail location under the Omega brand, one retail location under the Montblanc brand and four retail locations under the European Boutique brand. Other consists primarily of our e-commerce business and our gold exchange business.

As of March 28, 2026, our retail operation’s total square footage was 86,076. The average square footage of our five Maison Birks flagship stores was approximately 9,477 while the average square footage for all other Maison Birks retail stores was approximately 1,825. The average square footage of the Brinkhaus and Patek Philippe locations was 2,036. The average square footage of the Breitling locations was 518. The average square footage of the European, Omega and Montblanc locations was 1,436, 657, and 600 respectively.

Investment in RMBG Joint Venture

In April of 2021, the Company entered into a joint venture with FWI LLC (“FWI”) to form RMBG Retail Vancouver ULC (“RMBG”). During fiscal 2023, the joint venture became operational. RMBG operates a boutique in Vancouver, retailing third party branded watches, sales of which were historically recognized at the Company’s Vancouver Flagship location and are now recognized through the joint venture. The Company and FWI both contributed certain assets for a 49% and 51% equity interest respectively in RMBG, the legal entity comprising the joint venture. FWI has controlled the joint venture since its inception. The Company has determined that it has significant influence but not control over RMBG and therefore has applied the equity method of accounting to account for its investment in RMBG. Such accounting treatment has an impact on period-to-period comparisons of sales, gross profit, operating expenses, and operating income, as the Company’s share of RMBG’s profits are now recorded within Equity in earnings of joint venture, net of taxes on the Company’s consolidated statements of operations.

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

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight and duties, direct labor related to repair services, the costs of our design and creative departments, inventory shrink, damage and inventory reserves, jewelry, watch and giftware boxes, as well as product development costs. SG&A includes, among other things, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resources and training expenses. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A, such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Birks product brand and our third party product brands. Marketing has historically represented a significant portion of our SG&A. As a percentage of net sales, marketing expenses represented 2.2%, 2.6%, and 3.7% of sales for fiscal 2026, fiscal 2025, and fiscal 2024, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. Depreciation and amortization includes depreciation and amortization of our stores and head office, including leasehold improvements, furniture and fixtures, computer hardware and software and amortization of intangibles.

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

Fiscal 2026 Summary

Total net sales for fiscal 2026 were $205.4 million compared to $177.8 million in fiscal 2025, an increase of $27.6 million, or 15.5%. The increase in net sales in fiscal 2026 was primarily driven by the results of the Company’s retail channel, an increase in sales attributable in part, to the European Acquisition which generated $19.5 million, as well as an increase in sales of the Birks branded jewelry and third-party branded jewelry, partially offset by a decrease in third-party branded timepiece sales particularly due to a brand exit in one retail store.

•

Comparable store sales increased by 2.6% in fiscal 2026 compared to fiscal 2025 mainly due to higher sales in Birks branded jewelry and an increase in average sales transaction value as well as an increase in third-party branded jewelry, partially offset by lower sales in third-party branded timepieces particularly due to a brand exit in one retail store.

•

Total gross profit for fiscal 2026 was $79.2 million, or 38.5% of net sales, compared to $66.3 million, or 37.3% of net sales in fiscal 2025. This increase in gross profit was primarily due to increased sales volume attributable in part, to the European Acquisition which generated $8.4 million, an increase in Birks branded jewelry and in third-party branded jewelry, and a foreign exchange gain due to the weakening of the U.S. dollar, partially offset by a decrease in third-party branded timepiece sales and the sales mix. The increase of 120 basis points in gross margin percentage resulted primarily from the foreign exchange gain due to the weakening of the U.S. dollar.

•

SG&A expenses in fiscal 2026 were $68.5 million, or 33.4% of net sales, compared to $59.5 million, or 33.5% of net sales in fiscal 2025, an increase of $9.0 million. The primary driver of the increase in SG&A expenses was mainly due to the European Acquisition, whose operations, contributed $6.4 million of expenses in fiscal 2026. Other factors that contributed to the increase in SG&A expenses include (i) an increase in occupancy costs of $2.8 million ($2.7 million of the increase related to the European operations), (ii) an increase in compensation costs of $3.4 million ($2.4 million of the increase related to the European operations) mainly due to higher sales volume as well as severance costs of approximately $0.9 million primarily related to the CEO transition, (iii) an increase in credit card fees of $1.2 million ($0.6 million of the increase related to the European operations) also due to higher sales volume, and (iv) an increase in professional fees of $1.6 million ($0.2 million of the increase related to the European operations) mainly due to transaction costs of $0.4 million related to the European acquisition, as well as an increase in consulting fees. These increases were partially offset by a decrease in general expenses of $0.1 million (includes $0.1 million of additional costs related to the European operations), as well as a decrease in marketing costs of $0.1 million (includes $0.3 million of marketing costs related to the European operations) as a result of overall cost-saving measures, including reduced spending on events and campaigns, and by lower non-cash stock-based compensation expense ($0.2 million) mainly due to fluctuations in the Company’s stock price during fiscal 2026. As a percentage of sales, SG&A expenses in fiscal 2026 decreased by 10 basis points as compared to fiscal 2025. We intend to continue to look for cost containment initiatives and saving opportunities when feasible.

•	The Company’s Adjusted EBITDA(1) for fiscal 2026 was $12.9 million, an increase of $3.7 million, compared to an Adjusted EBITDA(1) of $9.2 million for fiscal 2025.

•	The Company’s reported operating income for fiscal 2026 was $3.1 million, an increase of $8.6 million, compared to a reported operating loss of $5.5 million for fiscal 2025.

•

The Company recognized interest and other financing costs of $8.8 million in fiscal 2026, a decrease of $0.9 million, compared to interest and other financing costs of $9.7 million in fiscal 2025. This decrease is due to a foreign exchange gain of $1.1 million in fiscal 2026 versus a foreign exchange loss of $1.0 million in fiscal 2025 on our U.S. dollar denominated debt, partially offset by an increase in interest expense due to an increase in the average amount outstanding on the Amended Credit Facility and the increase in the Amended Term Loan in connection with the European Acquisition.

•	The Company recognized a net loss for fiscal 2026 of $3.4 million, or $0.17 per share, compared to a net loss for fiscal 2025 of $12.8 million, or $0.66 per share.

(1)	This is a non-GAAP financial measure defined below under “Non-GAAP Measures” and accompanied by a reconciliation to the most directly comparable GAAP financial measure.

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

The percentage increase (decrease) in comparable store sales for the periods presented below is as follows:

	Fiscal Year Ended
	March 28, 2026	March 29, 2025	March 30, 2024
Comparable store sales	2.6%	-3.4%	7.5%

The increase in comparable store sales of 2.6% during fiscal 2026 was mainly due to higher sales in Birks branded jewelry and an increase in average sales transaction value as well as an increase in third-party branded jewelry, partially offset by lower sales in third-party branded timepieces particularly due to a brand exit in one retail store.

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

Fiscal 2026 Compared to Fiscal 2025

The following table sets forth, for fiscal 2026 and fiscal 2025, the amounts in our consolidated statements of operations:

	Fiscal Year Ended
	March 28, 2026	March 29, 2025
	(In thousands)
Net sales	$205,424	$177,807
Cost of sales	126,269	111,499

Gross profit	79,155	66,308
Selling, general and administrative expenses	68,520	59,518
Depreciation and amortization	7,326	7,733
Impairment of long-lived assets	172	4,592

Total operating expenses	76,018	71,843

Operating income (loss)	3,137	(5,535)
Interest and other financial costs	8,761	9,712

(Loss) income before taxes and equity in earnings of joint venture of of joint venture	(5,624)	(15,247)
Income taxes (benefits)	—	—
Equity in earnings of joint venture, net of taxes of $0.8 million ($0.9 million in 2025)	2,229	2,428

Net (loss) income, net of tax	$(3,395)	$(12,819)

Net Sales

	Fiscal Year Ended
	March 28, 2026	March 29, 2025
	(In thousands)
Net sales – Retail	$193,804	$166,564
Net sales – Other	11,620	11,243

Total Net Sales	$205,424	$177,807

Total net sales for fiscal 2026 were $205.4 million compared to $177.8 million in fiscal 2025, an increase of $27.6 million, or 15.5%. The increase in net sales in fiscal 2026 was primarily driven by the results of the Company’s retail channel. Net sales—Retail were $27.2 million higher than fiscal 2025, an increase attributable in part, to the European Acquisition which generated $19.5 million, and an increase in Birks branded jewelry and third-party branded jewelry, partially offset by a decrease in third-party branded timepiece sales particularly due to a brand exit in one retail store. The increase in Net sales – Other of $0.4 million is primarily due to an increase of $1.2 million or 16.4% in our e-commerce business, as well as an increase of $1.1 million or 46.9% in our gold exchange business due to an increase in gold exchange events throughout the period primarily due to the strengthening of the gold price in fiscal 2026, offset by a decrease in our wholesale business following the Company’s decision to discontinue our wholesale activities.

Gross Profit

	Fiscal Year Ended
	March 28, 2026	March 29, 2025
	(In thousands)
Gross Profit – Retail	$74,110	$61,507
Gross Profit – Other	5,045	4,801

Total Gross Profit	$79,155	$66,308

Gross Margin (Total Gross Profit as a % of Total Net Sales)	38.5%	37.3%

Total gross profit for fiscal 2026 was $79.2 million, or 38.5% of net sales, compared to $66.3 million, or 37.3% of net sales in fiscal 2025. This increase of $12.9 million in gross profit was primarily due to increased sales volume attributable in part, to the European Acquisition which generated $8.4 million, an increase in Birks branded jewelry and third-party branded jewelry, and a foreign exchange gain due to the weakening of the U.S. dollar, partially offset by a decrease in third-party branded timepiece sales particularly due to a brand exit in one retail store, and the sales mix. The increase of 120 basis points in gross margin percentage resulted primarily from the foreign exchange gain.

Gross Profit – Retail for fiscal 2026 was $74.1 million, or 38.2% of Net Sales – Retail, compared to $61.5 million, or 36.9% of Net Sales – Retail for fiscal 2025. There was an increase of $12.6 million in Gross Profit – Retail, as well as an increase in Gross Margin Percentage – Retail by 130 basis points driven by the above-mentioned factors. Gross Profit – Other for fiscal 2026 was $5.0 million, or 43.4% of Net Sales – Other compared to $4.8 million, or 42.7% of Net Sales – Other for fiscal 2025, which is an increase of $0.2 million driven by higher e-commerce sales and gold exchange activities offset by a decrease in wholesale activity, following the Company’s decision to discontinue our wholesale operations. The increase in gross margin percentage for Gross Profit – Other of 70 basis points is primarily due to gold exchange activities.

SG&A Expenses

SG&A expenses in fiscal 2026 were $68.5 million, or 33.4% of net sales, compared to $59.5 million, or 33.5% of net sales in fiscal 2025, an increase of $9.0 million. The primary driver of the increase in SG&A expenses was mainly due to the European Acquisition, whose operations, contributed $6.4 million of expenses in fiscal 2026. Other factors that contributed to an increase in SG&A expenses include: (i) an increase in occupancy costs of $2.8 million ($2.7 million of the increase related to the European operations), (ii) an increase in compensation costs of $3.4 million ($2.4 million of the increase related to the European operations) mainly due to higher sales volume as well as severance costs of approximately $0.9 million primarily related to the CEO transition, (iii) an increase in credit card fees of $1.2 million ($0.6 million of the increase related to the European operations) also due to higher sales volume, and (iv) an increase in professional fees of $1.6 million ($0.2 million of the increase related to the European Acquisition), mainly due to transaction costs of $0.4 million related to the European Acquisition, as well as an increase in consulting fees. These increases were partially offset by a decrease in general expenses of $0.1 million (includes $0.1 million of additional costs related to the European operations), as well as a decrease in marketing costs of $0.1 million (includes $0.3 million of additional costs related to the European operations) as a result of overall cost-saving measures, including reduced spending on events and campaigns, and by lower non-cash stock-based compensation expense ($0.2 million) mainly due to fluctuations in the Company’s stock price during the fiscal year. As a percentage of sales, SG&A expenses in fiscal 2026 decreased by 10 basis points as compared to fiscal 2025. We intend to continue to look for cost containment initiatives and saving opportunities when feasible.

Depreciation and Amortization

Depreciation and amortization expense in fiscal 2026 was $7.3 million compared to $7.7 million in fiscal 2025.

Impairment of long-lived assets

Impairment of long-lived assets in fiscal 2026 was $0.2 million compared to $4.6 million in fiscal 2025. The impairment charges in fiscal 2026 relate to the write-down of the operating lease right-of-use asset and leasehold improvements to their estimated fair values relating to an underperforming retail store.

Interest and Other Financing Costs

Interest and other financing costs in fiscal 2026 were $8.8 million compared to $9.7 million in fiscal 2025, a decrease of $0.9 million, driven primarily by a foreign exchange gain of $1.1 million relating to the weakening of the U.S. dollar compared to the Canadian dollar, partially offset by an increase in the average amount outstanding on the Amended Credit Facility and the increase in the Amended Term Loan during fiscal 2026 compared to fiscal 2025.

Income Tax Expense

The Company has continued to record a 100% valuation allowance on the full value of the deferred tax assets generated during the current and prior period as the criteria for recognition of these assets was not met on March 28, 2026.

Equity in earnings of joint venture, net of taxes

During fiscal 2026, the Company recognized $2.2 million of equity in earnings of joint venture, net of taxes, compared to $2.4 million of equity in earnings of joint venture, net of taxes, in fiscal 2025 as a result of its investment in the RMBG joint venture accounted for under the equity method of accounting.

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

Income Tax Expense

The Company has continued to record a 100% valuation allowance on the full value of the deferred tax assets generated during the current and prior period as the criteria for recognition of these assets was not met on March 29, 2025.

Equity in earnings of joint venture, net of taxes

During fiscal 2025, the Company recognized $2.4 million of equity in earnings of joint venture, net of taxes, compared to $2.2 million of equity in earnings of joint venture, net of taxes in fiscal 2024 as a result of its investment in the RMBG joint venture accounted for under the equity method of accounting.

Selected Financial Data

The following income statement data and balance sheet data as of March 28, 2026 and March 29, 2025 and for the years ended March 28, 2026, March 29, 2025, and March 30, 2024 have been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The following financial data as of March 25, 2024 has been derived starting with our audited consolidated financial statements not included in this Annual Report. The EBITDA and Adjusted EBITDA data below are non-GAAP measures. All fiscal years in the table below consisted of 52 weeks except for the period ended March 30, 2024, which consisted of 53 weeks. The historical results included below and elsewhere in this Annual Report are not necessarily indicative of our future performance.

The data presented below is only a summary and should be read in conjunction with our audited consolidated financial statements, including the notes thereto, included elsewhere in this Annual Report. You should also read the following summary data in conjunction with Item 5, “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Income Statement Data:

	Fiscal Year Ended
	March 28, 2026	March 29, 2025	March 30, 2024
	(In thousands, except per share data)
Net sales	$205,424	$177,807	$185,275
Cost of sales	126,269	111,499	111,720

Gross profit	79,155	66,308	73,555
Selling, general and administrative expenses	68,520	59,518	65,705
Depreciation and amortization	7,326	7,733	6,639
Impairment of long-lived assets (1)	172	4,592	—

Total operating expenses	76,018	71,843	72,344

Operating (loss) income	3,137	(5,535)	1,211
Interest and other financial costs	8,761	9,712	8,007

(Loss) income from before income taxes	(5,624)	(15,247)	(6,796)
Income tax (recovery) expense	—	—	—

Equity in earnings of joint venture, net of taxes of $0.8 million ($0.9 million in fiscal 2025, $0.8 million in fiscal 2024 and $0.7 million in fiscal 2023).	2,229	2,428	2,165

Net (loss) income attributable to common Shareholders	$(3,395)	$(12,819)	$(4,631)

Net (loss) income per common share, basic	$(0.17)	$(0.66)	$(0.24)

Net (loss) income per common share, diluted	$(0.17)	$(0.66)	$(0.24)

Weighted average common shares outstanding	19,600	19,357	19,058

Weighted average common shares outstanding – diluted	19,600	19,357	19,058

Dividends per share	—	—	—

Non-GAAP Measures*:

	Fiscal Year Ended
	March 28, 2026	March 29, 2025	March 30, 2024
		(In thousands)
EBITDA	$12,692	$4,626	$10,015
Adjusted EBITDA	$12,864	$9,218	$10,015

Balance Sheet Data:

	March 28, 2026	March 29, 2025	March 30, 2024
		(In thousands)
Working capital	$(17,742)	$(23,120)	$(11,059)
Total assets	$214,345	$196,080	$203,268
Bank indebtedness	$71,671	$73,630	$63,372
Long-term debt (including current portion)	$38,489	$26,234	$26,939
Operating lease liability (including current portion)	$55,521	$45,558	$66,311
Stockholders’ equity (deficiency)	$(21,368)	$(18,011)	$(5,149)
Common Stock:
Value	$101,174	$100,609	$98,480
Shares	19,705	19,595	19,166

*	As described in the section Non-GAAP Measures.
(1)

Non-cash impairment of long-lived assets in fiscal 2026 and 2025 related to an under-performing retail location and certain software costs associated with the delay in completing the implementation of the Company’s new ERP system, respectively.

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

Reconciliation of Total Operating Expenses, Operating Income (Loss) and Net Income (Loss) to Adjusted Operating Expenses, Adjusted Operating Loss, EBITDA and Adjusted EBITDA

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans and impairment losses. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior year and can result in a more meaningful comparison of the Company’s performance between the periods presented. There was an expense of $0.2 million and $4.6 million associated with an impairment loss in fiscal 2026 and fiscal 2025 respectively. The table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures calculated with GAAP.

Total Adjusted Operating Expenses

	For the fiscal year ended
($000’s)	March 28, 2026	March 29, 2025	March 30, 2024
Total operating expenses (GAAP measure)	$76,018	$71,843	$72,344
as a % of net sales	37.0%	40.4%	39.0%
Remove the impact of:
Impairment of long-lived assets (a)	172	4,592	—

Total adjusted operating expenses (non-GAAP measure)	$75,846	$67,251	$72,344

as a % of net sales	36.9%	37.8%	39.0%

Adjusted operating income (loss)

	For the fiscal year ended
($000’s)	March 28, 2026	March 29, 2025	March 30, 2024
Operating income (loss) (GAAP measure)	$3,137	$(5,535)	$1,211
as a % of net sales	1.5%	-3.1%	0.7%
Add the impact of:
Impairment of long-lived assets (a)	172	4,592	—

Adjusted operating income (loss) (non-GAAP measure)	$3,309	$(943)	$1,211

as a % of net sales	1.6%	-0.5%	0.7%

EBITDA & Adjusted EBITDA

	For the fiscal year ended
($000’s)	March 28, 2026	March 29, 2025	March 30, 2024
Net income (loss) (GAAP measure)	$(3,395)	$(12,819)	$(4,631)
as a % of net sales	-1.7%	-7.2%	-2.5%
Add the impact of:
Interest expense and other financing costs	8,761	9,712	8,007
Income taxes expense (recovery)	—	—	—
Depreciation and amortization	7,326	7,733	6,639

EBITDA (non-GAAP measure)	$12,692	$4,626	$10,015

as a % of net sales	6.2%	2.6%	5.4%
Add the impact of:
Impairment of long-lived assets (a)	172	4,592	—

Adjusted EBITDA (non-GAAP measure)	$12,864	$9,218	$10,015

as a % of net sales	6.3%	5.2%	5.4%

(a)

Non-cash impairment of long-lived assets in fiscal 2026 and fiscal 2025 are related to an under-performing retail location and certain software costs associated with the delay in completing the implementation of the Company’s new ERP system respectively.

Liquidity and Capital Resources

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under the Company’s senior secured credit facilities. As of March 28, 2026, bank indebtedness consisted solely of amounts owing under the Company’s Amended Credit Facility, which had an outstanding balance of $71.7 million ($72.0 million net of $0.3 million of deferred financing costs) on its maximum $90.0 million credit facility, which is used to finance working capital and capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The Company is required to maintain minimum excess availability at all times, as defined in the Amended Credit Facility and Amended Term Loan. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Amended Credit Facility and Amended Term Loan, that could result in the outstanding balances borrowed under the Company’s Amended Credit Facility and Amended Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s Amended Credit Facility and Amended Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both the Amended Credit Facility and Amended Term Loan. The Company was above the minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan throughout fiscal 2026.

On October 23, 2017, the Company entered into a credit facility with Wells Fargo Canada Corporation for a maximum amount of $85.0 million and maturing in October 2022. On December 24, 2021, the Company entered into an amended and restated credit agreement (the “Amended Credit Facility”) with Wells Fargo Capital Finance Corporation Canada (“Wells Fargo”, successor to Wells Fargo Canada Corporation). The Amended Credit Facility extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Credit Facility also provides the Company with an option to increase the total commitments thereunder by up to $5.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. On September 6, 2024, the Company exercised the option to increase the maximum amount under the facility by $5.0 million to reach $90.0 million. The Amended Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5% - 2.0% depending on the Company’s excess availability levels. On June 26, 2024, the Company entered into an amendment to the Amended Credit Facility with Wells Fargo. The amendment replaces the interest rate of CDOR plus a spread ranging from 1.5% - 2% depending on the Company’s excess availability levels for the interest rate of CORRA plus a CORRA adjustment ranging from 0.30% to 0.32% and a spread ranging from 1.5% - 2% depending on the Company’s excess availability levels. On July 8, 2025, the Company entered into an amendment and waiver to the Amended Credit Facility whereby Wells Fargo waives certain provisions of the existing Amended Credit Facility to permit the European Acquisition, the Incremental Loan and the Mangrove Loan. The Company is required to maintain minimum excess availability at all times, as defined in the Amended Credit Facility and Amended Term Loan. The Company was above the minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan throughout fiscal 2026.

On June 29, 2018, the Company secured a $12.5 million term loan maturing in October 2022 with SLR. On December 24, 2021, the Company entered into the Amended Term Loan with SLR. The Amended Term Loan extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of CDOR plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants. On June 26 2024, the Company entered into an amendment to the Amended Term Loan with SLR. The amendment replaces the interest rate of CDOR plus 7.75% (or CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants) for the interest rate of CORRA plus a CORRA adjustment of 0.32% and 7.75% (or CORRA plus a CORRA adjustment of 0.32% plus 7.00% or CORRA plus a CORRA adjustment of 0.32% plus 6.75% depending on the Company complying with certain financial covenants). On July 8, 2025, the Company entered into an amendment to the Amended Term Loan whereby SLR provided the Company with an additional term loan of $13.5 million to fund the European Acquisition and to fund ordinary course working capital (the “Incremental Loan” and, together with the Amended Term Loan, the “SLR Term Loan”). Under the Amended Term Loan, the Company is required to maintain minimum excess availability at all times, as defined in the Amended Credit Facility and Amended Term Loan. The Term Loan is required to be repaid upon maturity.

On June 5, 2026, the Company entered into a five-year $32.5 million senior secured term loan facility with 1903P Loan Agent, LLC, an affiliate of Gordon Brothers Group (“Gordon Brothers”) and the designated administrative agent under the facility (the “GB Term Loan”). The GB Term Loan, which matures in June 2031, refinances the Company’s existing $26 million SLR Term Loan which has been repaid in full. Contemporaneously with the closing of the GB Term Loan, the Company entered into an amendment and extension of the Amended Credit Facility, as amended, with Wells Fargo, extending the maturity date until June 2031 and providing for total commitments of $93 million, an increase of $3 million (as amended, the “Wells Credit Facility”). The new and amended financing provides the Company with increased liquidity, enhanced financial flexibility and extended debt maturities, while continuing to support the execution of its strategic initiatives, including investments in store renovations, omni-channel capabilities, digital commerce initiatives and working capital requirements. Under the GB Term Loan and the Wells Credit Facility, the Company is required to maintain minimum excess availability at all times, as defined in the GB Term Loan and Wells Credit Facility. The GB Term Loan and the Wells Credit Facility are required to be repaid upon maturity.

The GB Term Loan, decreasing to $30.0 million in December 2027, bears interest at a rate equal to Term CORRA (with an interest rate floor), plus a range from 6.75% to 7.75%, based on the Company’s fixed charge coverage ratio throughout the term of the GB Term Loan. The Wells Credit Facility bears interest at a rate equal to Term CORRA or SOFR, as applicable, plus a range from 2.00% to 2.5% or 1.625% to 2.125% for drawings in U.S. dollars, based on the borrowing capacity of the Company throughout the term of the Wells Credit Facility.

The Company’s borrowing capacity under both the Wells Credit Facility and the GB Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its lenders, and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

The Company’s Wells Credit Facility and its GB Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its Wells Credit Facility and its GB Term Loan. In the event that excess availability falls below the minimum excess availability as defined in the Wells Credit Facility and GB Term Loan, this would be considered an event of default under the Company’s Wells Credit Facility and its GB Term Loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s Wells Credit Facility and GB Term Loan to become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to be above the minimum excess availability as defined in the Wells Credit Facility and GB Term Loan for at least the next twelve months from the date of issuance of these financial statements.

The Wells Credit Facility and GB Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either (i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment, or (ii) maintain excess availability of at least 25% of the borrowing base and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Wells Credit Facility and GB Term Loan provide that no financial covenants are required to be met other than already described.

The Company’s lenders under its Wells Credit Facility and GB Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability thereunder (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintain adequate liquidity for the operation of its business, (ii) cover any deterioration in the value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves have been imposed by the Company’s senior secured lenders since the inception of the loans.

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

Borrowings under our Amended Credit Facility for the periods indicated in the table below were as follows:

	Fiscal Year Ended
	March 28, 2026	March 29, 2025
	(In thousands)
	(In thousands)
Credit facility availability	$89,295	$89,174
Amount borrowed at year end	$71,671	$73,630

Excess borrowing capacity at year end (before minimum threshold)	$17,624	$15,544

Average outstanding balance during the year	$72,311	$69,747
Average excess borrowing capacity during the year	$3,268	$4,715
Maximum borrowing outstanding during the year	$78,011	$77,286
Minimum excess borrowing capacity during the year	$661	$1,903
Weighted average interest rate for the year	5.3%	7.3%

Investissement Québec

On July 8, 2020, the Company secured a six-year term loan with Investissement Québec, the sovereign fund of the province of Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $0.8 million is outstanding at March 28, 2026. On January 4, 2023, the Company received a loan forgiveness in the amount of $0.2 million that is being recognized over the term of the loan. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 at the end of Company’s fiscal year. On July 14, 2025, Investissement Québec modified the working capital covenant for fiscal years ending March 29, 2025 and March 28, 2026 to 0.88 and amended the agreement such that starting in fiscal 2026 and for the duration of the loan, the interest rate will be adjusted depending on the current ratio calculated at year end. As of March 28, 2026, the working capital ratio was 0.94. On March 24, 2026, the Company received a deferral of principal payments payable in relation to this term loan for a duration of four months starting March 1, 2026 and ending on June 30, 2026. The remaining term loan of $0.8 million is agreed to be repaid in full on July 31, 2026.

On August 24, 2021, the Company entered into a 10-year loan agreement with Investissement Québec for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. In order to obtain financing, the Company has agreed to maintain a certain number of employees in Québec. As of March 28, 2026, the Company has $4.3 million outstanding on the loan. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On July 14, 2025, Investissement Québec modified the working capital covenant for fiscal years ending March 29, 2025 and March 28, 2026 to 0.88 and amended the agreement such that starting in fiscal 2026 and for the duration of the loan, the interest rate will be adjusted depending on the current ratio calculated at year end. As of March 28, 2026, the working capital ratio was 0.94.

Other Financing

As of March 28, 2026, the Company had a balance of $2.1 million (U.S. $1.5 million) outstanding from an original $6.7 million (U.S. $5.0 million) cash advance from one of our controlling shareholders, Montel (the “Montel Cash Advance”). This advance is payable upon demand by Montel once conditions stipulated in the Wells Credit Facility and the GB Term Loan permit such a payment. The conditions that are required to be met are the same as those that are required to be met for the Company to pay dividends (outlined in above section). This advance bears an annual interest rate of 11%, net of any withholding taxes, representing an effective interest rate of approximately 12%.

On March 26, 2020, the Company secured a 6-year term loan with Business Development Bank of Canada (BDC), as amended, for an amount of $0.4 million to be used specifically to finance the renovations of the Company’s Brinkhaus store location in Calgary, Alberta. As of March 28, 2026, the Company has $0.1 million outstanding on the loan. The loan bears interest at a rate of 8.3% per annum and is repayable in 72 monthly payments from June 26, 2021, the date of the drawdown.

On July 14, 2023, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for store construction and renovation. The maximum borrowing amount under this facility is U.S $3.6 million (CAD $4.7 million). By the end of fiscal 2024, the Company had borrowed a total amount of U.S. $2.4 million (CAD $3.3 million) against this facility. The capital lease financing bears interest at 20% annually and is repayable over 24 months. As of March 28, 2026, the Company has no amount outstanding under this facility.

On February 1, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the construction of a new store. The maximum borrowing amount under this facility is U.S. $2.5 million (CAD $3.4 million). During fiscal 2025, the Company had borrowed a total amount of U.S. $2.4 million (CAD $3.3 million) against this facility. The capital lease financing bears interest at approximately 14% annually and is repayable over 24 months. As of March 28, 2026, the Company has U.S. $0.9 million (CAD $1.3 million) outstanding under this facility.

On June 3, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance. Inc relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the partial renovation of a store. The maximum borrowing amount under this facility is U.S. $0.6 million (CAD $0.8 million). During fiscal 2025, the Company had borrowed a total amount of U.S. $0.6 million (CAD $0.8 million) against this facility. The capital lease financing bears interest at approximately 14% annually and is repayable over 24 months. As of March 28, 2026, the Company had U.S. $0.3 million (CAD $0.4 million) outstanding under this facility.

On July 15, 2024, the Company obtained a support letter (“Shareholder Support Letter”) from Mangrove providing financial support in an amount of up to $3.75 million, of which $1.0 million would be available after January 1, 2025. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability levels at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025. On November 27, 2024, the support letter was extended until December 31, 2025. On June 26, 2025, the Shareholder Support Letter was terminated and replaced with the Mangrove Loan between Mangrove and the Company to advance $3.75 million of additional indebtedness to fund the Company’s working capital requirements, at an annual interest rate of 15%, which would be repayable, in full, on December 24, 2026. In addition, on July 21, 2025, the Company obtained from Mangrove a deferral of interest payments payable in relation to the Mangrove Loan of $3.75 million, of up to a maximum of $0.6 million, effective immediately and through to July 31, 2026. On June 5, 2026, the Mangrove Loan agreement was amended and restated extending the maturity date until June 2031 (the “Amended Mangrove Loan”). Going forward, the Amended Mangrove Loan will bear interest at a rate of 12.2% effective August 1, 2026, and is agreed to be repaid through annual principal payments of $250,000 over a period of three years, commencing in June 2028, with a final repayment of $3.0 million within a period of thirty (30) days prior to the June 2031 maturity date. All interest owed up to July 31, 2026 on the Amended Mangrove Loan is agreed to be paid in a lump sum of approximately $0.3 million, net of withholding taxes, in July 2026. The balance of interest of approximately $0.3 million, net of withholding taxes, is agreed to be paid in 12 equal installments starting in August 2026. Effective August 1, 2026, interest on the Amended Mangrove Loan shall be repayable on a monthly basis.

On July 21, 2025, the Company obtained support letters from Mangrove, a member of the Company’s Board of Directors and an officer of the Company, providing financial support for an aggregate total amount of up to $1.5 million. The amount can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2026, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in meeting its minimum excess availability at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under these support letters will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2026.

On July 21, 2025, the Company obtained from Montel a deferral of interest payments payable in relation to the Montel Cash Advance outstanding of U.S. $1.5 million, of up to a maximum of $0.3 million, effective immediately and through to July 31, 2026. On June 5, 2026, the Company and Montel agreed that all interest owed up to July 31, 2026 on the cash advance outstanding of U.S. $1.5 million is to be paid in a lump sum of approximately $0.2 million, net of withholding taxes, in July 2026. The balance of interest of approximately $0.1 million, net of withholding taxes, is agreed to be paid in 12 equal installments starting in August 2026. Effective August 1, 2026, interest on the outstanding balance on the cash advance shall be repayable on a monthly basis.

Cash Flows from Operating, Investing and Financing Activities

The following table summarizes cash flows from operating, investing and financing activities:

(in thousands)	Fiscal 2026	Fiscal 2025	Fiscal 2024
Net cash provided by (used in):
Operating activities	$170	$(1,912)	$(170)
Investing activities	(9,793)	(7,549)	(7,235)
Financing activities	9,576	9,187	7,926

Net increase (decrease) in cash and cash equivalents	$(47)	$(274)	$521

Net cash provided by operating activities was $0.2 million in fiscal 2026 as compared to net cash used in operating activities in fiscal 2025 of $1.9 million. The $2.1 million increase in cash flows from operating activities was primarily the result of a $9.4 million decrease in net loss in fiscal 2026 versus fiscal 2025 and a decrease of $1.8 million in net change of operating lease right of use assets and liabilities offset by an increase of $0.2 million non-cash impairment of long-lived assets compared to $4.6 million in fiscal 2025 (decreased cash from operations by $4.4 million), by a decrease of $4.8 million of net cash generated by the change in working capital, of which year over year changes included an inventory increase of $0.8 million in fiscal 2026 compared to an increase of $17.2 million in fiscal 2025 driven by higher turnover than in fiscal 2025 (increased cash from operations by $16.4 million), a decrease in accounts payable and accrued liabilities of $3.6 million in fiscal 2026 compared to an increase of $17.2 million in fiscal 2025 (decreased cash from operations by $20.8 million) mainly driven by a reduction in trade accounts payable excluding the impact of the European Acquisition. In fiscal 2026, the Company received a dividend from RMBG of $1.5 million and is included in operating activities.

Net cash used in operating activities was $1.9 million in fiscal 2025 as compared to net cash used in operating activities in fiscal 2024 of $0.2 million. The $1.9 million decrease in cash flows from operating activities was primarily the result of an $8.2 million increase in net loss in fiscal 2025 versus fiscal 2024 offset by an increase of $4.6 million non-cash impairment of long-lived assets, $2.5 million of net cash generated by the change in working capital, of which year over year changes included an inventory increase of $17.2 million in fiscal 2025 compared to an increase of $10.7 million in fiscal 2024 (reduced cash from operations by $6.5 million) driven by lower turnover and higher purchases of inventory when compared to fiscal 2024, a decrease in accounts receivable of $1.8 million in fiscal 2025 compared to a decrease in accounts receivable of $4.2 million in fiscal 2024 (increased cash from operations of $2.3 million) driven by shorter-term credit plans offered to clients compared to fiscal 2024, an increase in accounts payable of $15.3 million in fiscal 2025 compared to an increase of $5.5 million in fiscal 2024 (increased cash from operations by $9.7 million) driven in part by the increase in inventory and longer payment terms with certain vendors, an increase in Other long-term liabilities of $1.8 million in fiscal 2025 compared to an increase of $2.3 million in fiscal 2024 (decreased cash from operations by $0.5 million) driven by an increase of supplier financing agreements in fiscal 2025 compared to a decrease of $1.5 million in fiscal 2024 (increased cash from operations of $0.5 million) driven by repayments of rent deferrals. In fiscal 2025, the Company received a dividend from RMBG of $1.3 million and is included in operating activities.

During fiscal 2026, net cash used in investing activities was $9.8 million compared to $7.5 million used during fiscal 2025. The $2.3 million increase in net cash used in investing activities was primarily attributable to the payment of the European Acquisition offset by a decrease of $4.8 million in capital expenditures in fiscal 2026 compared to fiscal 2025.

During fiscal 2025, net cash used in investing activities was $7.5 million compared to $7.2 million used during fiscal 2024. The $0.3 million increase in net cash used in investing activities was primarily attributable to an increase in capital expenditures in fiscal 2025 compared to fiscal 2024.

Net cash provided by financing activities was $9.6 million in fiscal 2026, as compared to net cash provided by financing activities of $9.2 million during fiscal 2025. The $0.4 million increase in cash flows from financing activities was primarily due to an increase in long-term debt of $17.3 million in fiscal 2026 related to the Mangrove Loan and the increase in the Amended Term loan primarily to finance the European Acquisition offset by a $1.9 million decrease in bank indebtedness in fiscal 2026 compared to a $10.2 million increase in bank indebtedness in fiscal 2025 (decreased cash from financing activities by $12.1 million), a drawdown in capital lease funding of $0.3 million in fiscal 2026 compared to $3.5 million in fiscal 2025 (decreased cash from financing activities by $3.2 million) and payment of loan origination fees of $1.4 million related to the financing of the European Acquisition and repayments of Long-term debt were $2.0 million in fiscal 2026 compared to $1.9 million in fiscal 2025.

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

The following table details capital expenditures in fiscal 2026, 2025, and 2024:

	Fiscal Year Ended
	March 28, 2026	March 29, 2025	March 30, 2024
		(In thousands)
Leasehold improvements	$1,541	$5,491	$3,883
Electronic equipment, computer hardware and software	433	328	1,120
Furniture and fixtures and equipment	317	1,188	1,279
Intangible assets (1)	490	542	953

Total capital expenditures (2)	$2,781	$7,549	$7,235

(1)

Relates mainly to the integration of the European Acquisition, as well as updates to our e-commerce platform system and other IT projects, totaling $0.5 million in fiscal 2026, $0.5 million in fiscal 2025 and $1.0 million in fiscal 2024.

(2)

Includes capital expenditures financed by finance leases of $0.3 million in fiscal 2026, $3.5 million in fiscal 2025, and $4.2 in fiscal 2024 as well as capital expenditures included in accounts payable and accrued liabilities of $1.1 million as of March 28, 2026, $1.1 million as of March 29, 2025, and $1.5 million as of March 30, 2024.

In the last three fiscal years, we invested a total of approximately $17.6 million in capital expenditures primarily associated with the remodeling of our existing store network. In fiscal 2026, capital expenditures were primarily invested on the construction of one new store in Vancouver, which opened in June 2026 as well as other partial renovations in certain stores to accommodate brand movement. In fiscal 2025, we finalized the construction of two new stores in Montreal which opened in September 2024, two boutiques under the Breitling brand and partially renovated the Vancouver store to introduce the Roger Dubuis brand. In the last three years, we also invested in our e-commerce platform.

In fiscal 2027, the Company expects to spend approximately $4.0 million in capital expenditures, primarily related to the completion of one new store in Vancouver and a new Birks mono-brand store in the fall of 2026 in the same area as well as smaller projects in various stores. We expect to finance these capital expenditures from operating cash flows and existing financing arrangements including tenant allowances from our landlords and lease financing. The Company continues to be actively engaged in identifying alternative sources of financing that may include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from governmental sources.

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

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months and beyond through the Company’s working capital and its Wells Credit Facility. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual cash obligations as of March 28, 2026, and the periods in which payments are due:

	Payments due by Period
	Total	Less Than 1 Year	2-3 Years	4-5 Years	More than 5 Years
	(In thousands)
Contractual Obligations
Debt maturities(1)	$111,064	$2,697	$1,961	$2,300	$104,106
Other long-term liabilities(2)	2,515	403	1,932	89	91
Interest on long-term debt(3)	16,722	3,363	6,446	6,262	651
Operating lease obligations(4)	73,912	14,762	25,144	18,778	15,228

Total	$204,213	$21,225	$35,483	$27,429	$120,076

(1)	Includes bank indebtedness in the More than 5 years category to reflect the current expiration date of the Wells Credit Facility and the GB Term Loan.
(2)	The amount of less than one year is recorded within accrued liabilities and accounts payable.
(3)

Excludes interest payments on amounts outstanding under our Wells Credit Facility as the outstanding amounts fluctuate based on our working capital needs. Interest charges associated to Amended Credit Facility, net of deferred financing costs, were $4.1 million in fiscal 2026, $4.9 million in fiscal 2025, and $4.7 million in fiscal 2024. Interest expense on other variable rate long-term debt was calculated assuming the rates in effect at March 28, 2026. Interest charges associated to long-term debt, net of deferred financing costs, were $3.7 million in fiscal 2026, $2.7 million in fiscal 2025, and $2.3 million in fiscal 2024.

(4)

The operating lease obligations do not include insurance, taxes and common area maintenance (“CAM”) charges to which we are obligated. CAM charges were $4.7 million in fiscal 2026, $4.7 million in fiscal 2025, and $5.0 million in fiscal 2024.

The Company plans to maintain the appearance of stores and has planned for capital expenditures in fiscal 2027 and beyond but has no minimum commitment for these planned projects as of March 28, 2026.

In addition to the above and as of March 28, 2026, we had $0.2 million of outstanding letters of credit.

Off-Balance Sheet Arrangements

As of March 28, 2026, the Company did not have any off-balance sheet arrangements, as defined in Item 5 of Form 20-F, that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

Fiscal 2026 represented a significant turnaround for the Company, marked by strong growth in sales and improved operating results. This performance was driven by a combination of organic growth, particularly in the Birks branded jewelry, and the contribution from the European Acquisition. The continued success of our Birks branded collections, together with the expansion of our third-party jewelry collections, contributed to offset several challenges encountered during the year.

During fiscal 2026, we faced a number of factors that negatively impacted our results, including the exit of a third-party timepiece brand from one store and the increased cost of sales resulting from the strengthening of gold and silver prices. Despite these headwinds, the Company delivered meaningful growth in sales and profitability compared to fiscal 2025. Fiscal 2025 was a challenging year for the Company. Results were impacted by the full-year effect of the exit of a third-party jewelry brand from two stores, increased cost of sales resulting from the strengthening of the U.S. dollar relative to the Canadian dollar, and the disruption caused by renovations at three stores. Although two of these locations remained open during renovations, customer traffic, the shopping experience and sales were adversely affected. We also opened a new Birks boutique and a TimeVallée store in Montreal in September 2024; however, delays in the completion of the shopping center resulted in numerous tenant vacancies, lower foot traffic and weaker-than-expected sales performance. In addition, inflationary pressures on discretionary consumer spending and higher borrowing costs continued to impact demand. As a result, the Company’s working capital position deteriorated during fiscal 2025 and indebtedness increased due to negative cash flow.

We have continued to successfully execute our strategy of expanding and strengthening the Birks product brand. Since fiscal 2024, we have launched several new Birks branded collections that have been well received by customers and have become an increasingly important contributor to sales and profitability. We have also continued to enhance the in-store customer experience through strategic renovations and investments across our retail network, with the objective of creating a more engaging and differentiated luxury shopping experience.

Our gross profit margin increased in fiscal 2026 mainly due to foreign exchange gains resulting from the weakening of the U.S. dollar. This positive foreign exchange gain was partially offset by changes in product sales mix.

Looking ahead, we remain focused on improving profitability and optimizing our store portfolio. We will continue to evaluate the productivity of our existing locations and selectively close underperforming stores where appropriate. At the same time, we opened a new store in June 2026 in the newly renovated mall in the Vancouver area and plan to open a Birks mono-brand boutique in the fall of 2026 in the same area. We continue investing in our website and e-commerce platform to further strengthen our omni-channel capabilities and support future growth.

Our SG&A expenses in fiscal 2026 were $68.5 million, or 33.4% of net sales, compared to $59.5 million, or 33.5% of net sales in fiscal 2025, an increase of $9.0 million. The primary driver of the increase in SG&A expenses was mainly due to the European Acquisition, whose operations, contributed $6.4 million of expenses in fiscal 2026. Other factors that contributed to an increase in SG&A expenses include: (i) an increase in occupancy costs of $2.8 million ($2.7 million of the increase related to the European operations), (ii) an increase in compensation costs of $3.4 million ($2.4 million of the increase related to the European operations) mainly due to higher sales volume as well as severance costs of approximately $0.9 million primarily related to the CEO transition, (iii) an increase in credit card fees of $1.2 million ($0.6 million of the increase related to the European operations) also due to higher sales volume, and (iv) an increase in professional fees of $1.6 million ($0.2 million of the increase related to the European Acquisition), mainly due to transaction costs of $0.4M related to the European Acquisition, as well as an increase in consulting fees. These increases were partially offset a decrease in general expenses of $0.1 million ($0.1 million was an increase related to the European operations), as well as a decrease in marketing costs of $0.1 million ($0.3 million was an increase related to the European operations) as a result of overall cost-saving measures, including reduced spending on events and campaigns, and by lower non-cash stock-based compensation expense ($0.2 million) mainly due to fluctuations in the Company’s stock price during the fiscal year. As a percentage of sales, SG&A expenses in fiscal 2026 decreased by 10 basis points as compared to fiscal 2025. We intend to continue to look for cost containment initiatives and saving opportunities when feasible.

In the past, we have also decreased the number of stores we operate through the closure of underperforming stores. Going forward, we plan to continue to evaluate the productivity of our existing stores and close unproductive stores. In addition, we opened a new store in June 2026 in the newly renovated mall in the Vancouver area and plan to open a Birks mono-brand boutique in the fall of 2026 in the same area. Moreover, we plan to continue to invest in our website and e-commerce platform to bolster our online distribution channel which represents an area of focus for us going forward.

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

The Company determines its lease payments based on predetermined rent escalations, rent-free periods and other incentives. The Company recognizes rent expense on a straight-line basis over the related terms of such leases, including any rent-free period and beginning from when the Company takes possession of the leased facility. Variable operating lease expenses, including contingent rent based on a percentage of sales, CAM charges, rent related taxes, mall advertising and adjustments to consumer price indices, are recorded in the period such amounts and adjustments are determined. Lease terms occasionally include renewal options for additional periods. The Company uses judgment when assessing the renewal options in the leases and assesses whether or not it is reasonably certain to exercise these renewal options if they are within the control of the Company. Any renewal options not reasonably certain to be exercised are excluded from the lease term. There is generally no readily determinable discount rate implicit in the Company’s leases. Accordingly, the Company uses its incremental borrowing rate for a term that corresponds to the applicable lease term in order to measure its lease liabilities and has elected to use such rates based on lease terms remaining as of March 28, 2026 and any new leases entered into thereafter.

The amounts of the Company’s operating lease right-of-use (“ROU”) asset and current operating lease liabilities are presented separately on the Consolidated Balance Sheet as of March 28, 2026. Most of the Company’s leases are operating leases as of March 28, 2026. The Company records lease expenses within selling, general and administrative expenses. The Company monitors for events or changes in circumstances that require a reassessment of one of its leases. ROU assets, as part of the group of assets, are periodically reviewed for impairment.

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

Going concern assumption

Our consolidated financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. In evaluating our ability to continue as a going concern, we are required to determine whether we have the ability to fund our operations and meet our cash flow requirements. This evaluation requires us to estimate and forecast our cash flows and excess availability levels under various scenarios for at least twelve months from the date the financial statements were authorized for issuance. Significant estimates that have the greatest impact on our analysis include our estimate of sales, gross margins and operating costs, capital expenditures, estimates of collateral values of inventory and accounts receivable performed by our lenders throughout the year which could increase or decrease our availability under our Wells Credit Facility, estimates of forecasted working capital levels, timing of inventory acquisitions, vendor terms and payments, interest rate and foreign exchange rate assumptions and forecasted excess availability levels under the Wells Credit Facility and GB Term Loan. Furthermore, we have also made judgments on whether any reserves would be imposed by our senior secured lenders. Significant variances from our assumptions used in preparing our going concern analysis could significantly impact our ability to meet our projected cash flows. Our ability to meet our projected cash flows could also be impacted if our senior secured lenders impose additional restrictions on our ability to borrow on our collateral or if we do not adhere to the applicable financial covenant under our Wells Credit Facility and GB Term Loan, which would be considered an event of default.

The Company funds its operations primarily through committed financing under its Wells Credit Facility and GB Term Loan described in Note 19 of our consolidated financial statements included elsewhere in this 20-F. The Wells Credit Facility along with the GB Term Loan are used to finance working capital, finance capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations, obtain favorable payment terms from suppliers, as well as to maintain specified excess availability levels under the Wells Credit Facility and the GB Term Loan. The Company is required to maintain minimum excess availability at all times, as defined in the Wells Credit Facility and GB Term Loan. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Wells Credit Facility and under the GB Term Loan, that could result in the outstanding balances borrowed under the Company’s Wells Credit Facility and GB Term Loan becoming due immediately, which would result in cross defaults on the Company’s other borrowings. The Company met its excess availability requirement as defined in the Amended Credit Facility and Amended Term Loan as of and throughout the year ended March 28, 2026. Furthermore, the Company met its excess availability requirement as defined in the Wells Credit Facility and GB Term Loan as of the date the financial statements were authorized for issuance and expects to be above the minimum excess availability as defined in the Wells Credit Facility and GB Term Loan for at least the next twelve months. The Company estimated and forecasted cash flows and excess availability levels under various scenarios, for at least the next twelve months from the date the financial statements were authorized for issuance.

The term loans with Investissement Québec require the Company to maintain on an annual basis a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. The working capital ratio of 1.01 may be lower in any given if a tolerance letter accepting a lower working capital ratio is received from Investissement Québec. On July 14, 2025, Investissement Québec modified the working capital covenant for fiscal years ending March 29, 2025 and March 28, 2026 to 0.88. As of March 28, 2026, the working capital ratio was 0.94.

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

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information about our executive officers and directors, and their respective ages and positions as of May 31, 2026. During fiscal 2026, the Company had eight executive officers, three of whom were executive officers for the entire fiscal year and five were executive officers for part of the fiscal 2026.

Name	Age	Position
Niccolò Rossi di Montelera	53	Executive Chairman of the Board, Director, and Interim Chief Executive Officer
Davide Barberis Canonico	60	Director and Interim President and Chief Operating Officer
Maria Eugenia Girón	62	Director
Emilio B. Imbriglio	66	Director
Paola Farnesi	59	Director
Deborah Shannon Trudeau	70	Director
Aldo Battista	59	Vice President and Chief Financial Officer
Maryame El Bouwab	48	Vice President, Merchandising, Planning and Supply Chain
Miranda Melfi	62	Vice President, Human Resources, Chief Legal Officer and Corporate Secretary
Marco Pasteris	65	Vice President, Business Development and Corporate Operations

Directors

Niccolò Rossi di Montelera, age 53, is the Company’s Executive Chairman of the Board, a position he has held since January 1, 2017 and, as of August 30, 2025, is the Company’s Interim Chief Executive Officer. He was elected to the Company’s Board of Directors on September 23, 2010 and served as Vice-Chairman of the Company’s Board of Directors from June 2015 until December 2016. Mr. Rossi di Montelera’s term as a director of Birks Group expires in 2026. Mr. Rossi di Montelera was a consultant for Gestofi from August 2009 until December 31, 2016 and provided consulting services to the Company in the areas of new product and brand development in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002 he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of Directors of Montrovest until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, who was the Company’s Chairman of the Board until December 31, 2016.

Davide Barberis Canonico, age 60, is the Company’s Interim President and Chief Operating Officer, a position he has held since August 30, 2025. He was elected to the Company’s Board of Directors on September 12, 2013. Mr. Canonico’s term as a director of Birks Group expires in 2026. He was a member of the board of directors of Mayor’s Jewelers, Inc. (“Mayors”, a former wholly-owned subsidiary of the Company) from November 2005 until October 2017. From January 1, 2016 until April 2018, Mr. Canonico was also the Chief Executive Officer of Autofil Yarn Ltd., a company in the textile industry supplying yarn to the automotive industry with manufacturing facilities in the United Kingdom and Bulgaria and was the Group Strategy Director from June 2015 to December 2015. From 1998 to March 2016, he was President and Chief Executive Officer of Manifattura di Ponzone S.p.A., an Italian family-owned company in the textile industry. From 2001 to 2015, he was also a member of the board of Sinterama S.p.A., a company in the textile industry with manufacturing facilities worldwide. He was a member of the Supervisory Board of Montrovest B.V. until April 2018. He also serves as a director of a number of other corporate boards.

Paola Farnesi, age 59, was elected to the Company’s Board of Directors on September 18, 2025. Ms. Farnesi’s term as a director of Birks Group expires in 2026. She is a corporate director. She was Vice-President and Treasurer of Domtar Corporation (“Domtar”) until March 31, 2026, a company in the fiber-based products industry. Ms. Farnesi had been with Domtar since 1994 and has held several positions including Director, Financial Planning and Vice-President, Internal Audit before becoming Vice-President and Treasurer in 2008. Ms. Farnesi has been a Chartered Professional Accountant since 1992 and has over 30 years of experience in corporate finance, financial reporting, mergers and acquisitions (“M&A”) and risk management. Prior to joining Domtar, she was Manager at Ernst &Young from 1989 to 1994. Ms. Farnesi also has been and currently is a director of several other private companies, non-profit organizations as well as public company corporate boards, including Falco Resources Ltd and Nouveau Monde Graphite Inc.

Maria Eugenia Girón, age 62, was elected to the Company’s Board of Directors on September 14, 2023. Ms. Girón’s term as a director of Birks Group expires in 2026. She is a corporate director. She serves as director of several private and publicly-listed companies operating in the following industries: asset management, automotive, confectionery and footwear. Since 2018, she is European Innovation Council Expert and Jury Member of the Executive Agency for Small and Medium-size Enterprises of the European Commission. She was the Founder and Executive Director of IE Premium & Prestige Business Observatory (IE Business School), a centre that conducts applied research on luxury and premium consumption, from 2010 to 2019, and an advisor and partner of Silvercloud, an investment vehicle of Marwyn Management Partners investing in companies in the premium and luxury industry from 2010 to 2013. From 1997 to 2006, Ms. Girón was the Chief Executive Officer of Carrera Y Carrera, a Spanish high-end jewellery brand and from 1992 to 1997, she held several senior management positions with Loewe, a luxury goods company. She is Vice-Chair of Oceana, a leading ocean conservation global organization, and a director of Royal Tapestry Manufacturing. She was a director of a number of non-profit organizations including IC-A, Instituto de Consejeros y Administradores (the Spanish association of independent directors dedicated to the creation and dissemination of good corporate governance practices) and IE University.

Emilio B. Imbriglio, age 66, was elected to the Company’s Board of Directors on September 22, 2022. Mr. Imbriglio’s term as a director of Birks Group expires in 2026. He is a corporate director. Mr. Imbriglio has been a Chartered Professional Accountant since 1982. From 2002 to 2013, Mr. Imbriglio led Raymond Chabot Grant Thornton LLP’s (“RCGT”) corporate finance unit which included M&A, financing, business valuation and public-private partnerships. He was also the Chair of the Board of RCGT from 2011 to 2013. In 2013, Mr. Imbriglio was named President and Chief Executive Officer of RCGT and served in that capacity until he retired in 2021. Mr. Imbriglio also has been and currently is a director of a number of other private companies, non-profit organizations as well as public company corporate boards.

Deborah Shannon Trudeau, age 70, was elected to the Company’s Board of Directors on September 22, 2022. Ms. Trudeau’s term as a director of Birks Group expires in 2026. She is former Senior Vice-President of International Business and Licensing at Trudeau Corporation, a Canadian family-owned company founded in 1889 that distributes high-end European crystal and glassware products and is a global leader in the design, creation, marketing and distribution of its own Trudeau-branded lifestyle kitchenware and tableware products. She has over 30 years of experience in leading strategic partnerships, licensing collaborations and business model innovations that expanded Trudeau Corporation’s market presence to over 60 countries. She continues to serve on Trudeau Corporation’s Advisory Board. In addition, from 2017 to 2023, Ms. Trudeau has been Vice-Chair of the Board of Royal Canadian Mint, a for-profit crown corporation and a producer of circulation coins for Canada and other countries, of numismatic coins and gold and silver bullion. She has been and currently is a director of several other private companies, non-profit organizations as well as public company corporate boards including Crescita Therapeutics Inc.

Other Executive Officers

Aldo Battista, age 59, is the Company’s Vice President and Chief Financial Officer and has been with the Company since February 2026. Prior to his current position, he was the Company’s Vice President, Accounting and Treasury from February 11, 2026 to April 2, 2026. Prior to joining the Company, he was Head of Finance at Villa Maria College, a private educational institution from 2024 to 2025. Prior thereto, he was with Reitmans (Canada) Limited, an apparel retailer, from 2008 to 2024 in various positions, including Vice President, Finance. From 1991 to 1995, he was at Deloitte in its audit practice.

Maryame El Bouwab, age 48, is our Vice President, Merchandising, Planning and Supply Chain. She has been with the Company since March 2013. Prior to her current position, she was the Company’s Vice President, Planning and Supply Chain from June 1, 2018 to September 30, 2018 and Vice President, Merchandise Planning from February 1, 2017 to May 31, 2018. From March 2013 to February 2017, she was the Company’s Director of Merchandise Planning. Prior to joining the Company, Ms. El Bouwab was, from 2005 to 2012, with Mexx Canada and Lucky Brand Jeans and held the position of Merchandising and Planning Manager.

Miranda Melfi, age 62, is our Vice President, Human Resources, Chief Legal Officer and Corporate Secretary and has been with Birks Group since April 2006. Prior to her current position, she was our Vice President, Legal Affairs and Corporate Secretary from April 2006 to September 2018 as well as the Company’s U.S. subsidiary, Mayors, from 2006 to 2017. Prior to joining us, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella- Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP. She also serves as a member of the Board of Governors of Concordia University.

Marco Pasteris, age 65, is the Company’s Vice President, Business Development and Corporate Operations. He has been with the Company since September 1993, during which time, he has held several senior leadership positions, including Vice President, Finance, both at the Company and at its U.S. subsidiary, Mayors, where he served from 2002 to 2017. Prior to joining the Company, Mr. Pasteris served as Fata S.p.A. lead in Sovitalprodmash, Volsk, Russia, a joint venture of Fata S.p.A., operating in the production and commercialization of industrial and commercial refrigeration equipment, from 1991 to 1993. Prior to joining Fata, he was Controller of International Operations at Gruppo Finanziario Tessile S.p.A. an Italian based luxury clothing multinational, from 1985 to 1991, focusing on global expansion initiatives. Mr. Pasteris is a member of the Board of Directors of the Canadian Jewellery Association since 2012 and currently serves as its First Vice Chairman.

COMPENSATION OF DIRECTORS AND OFFICERS

Director Compensation

Since October 1, 2022, each director who is not an employee of the Company is entitled to receive an annual fee of U.S. $45,000 (approximately $62,200 in Canadian dollars) for serving on the Company’s Board of Directors. The chairperson of each of the audit and corporate governance committee, and the compensation and nominating committee received an additional annual fee of U.S. $15,000 and U.S. $12,000 (approximately $20,700 and $16,600 in Canadian dollars), respectively. The members of the audit and corporate governance committee, and the compensation and nominating committee received an additional annual fee of U.S. $8,000 and U.S. $6,000 (approximately $11,100 and $8,300 in Canadian dollars), respectively, and the independent member of the executive committee received an additional annual fee of U.S. $4,000 (approximately $5,500 in Canadian dollars) until September 17, 2025 when the Executive Committee was dissolved. The chairperson and any other members of any special independent committee of directors that may be established from time to time is entitled to receive compensation as may be determined by the Board of Directors for his or her service on such committee. From July 2025 to June 2026, 30% of directors’ fees were deferred to be paid during the period from August to December 2026.

From and including October 2023 and every October thereafter, each director who is not an employee of the Company is entitled to receive deferred stock units equal to a value of U.S. $45,000 (approximately $62,200 in Canadian dollars).

Since January 1, 2017, Mr. Niccolò Rossi di Montelera has received an annual fee of €250,000 (approximately $388,000 in Canadian dollars) for his role as Executive Chairman of the Board and Chairman of the Executive Committee (until September 17, 2025 when the Executive Committee was dissolved). Mr. Rossi di Montelera does not receive any additional payments for his role as Interim Chief Executive Officer. In addition, from July 2025 to June 2026, 30% of his fees were deferred to be paid during the period from August to December 2026.

No amount is set aside or accrued for pension, retirement, or similar benefits for directors and officers as a group for fiscal 2026.

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

The summary compensation table regarding our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers and the long-term incentive award grants and exercise of long-term incentive award tables in our Management Proxy Circular will be filed on Form 6-K with the SEC in connection with our 2026 Annual Meeting of Shareholders.

Birks Group Incentive Plans

The following plan makes reference to stock prices; since BGI trades publicly on the NYSE American, all stock prices are denominated in U.S. dollars.

Omnibus Long-Term Incentive Plan

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Under the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. A total of 1,000,000 shares of the Company’s Class A voting shares are reserved for issuance under the Omnibus LTIP. On January 11, 2022 and September 22, 2022, the Board of Directors and a majority of shareholders, respectively, approved the increase to the maximum number of Class A voting shares reserved for issuance under the Omnibus LTIP from 1,000,000 to 1,500,000. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of May 31, 2026, the only awards outstanding under the Omnibus LTIP were 221,176 deferred stock units granted to members of the Company’s Board of Directors which were converted from cash-settled to share-settled awards on December 20, 2021 and 415,981 cash-settled deferred stock units granted to members of the Company’s Board of Directors

BOARD PRACTICES

Our by-laws state that the Board of Directors will meet immediately following the election of directors at any annual or special meeting of the shareholders and as the directors may from time to time determine. See “Item 10. Additional Information—Articles of Incorporation and By-laws.”

Under our Restated Articles of Incorporation, our directors serve one-year terms although they will continue in office until successors are appointed. None of the members of our Board has service agreements providing for benefits upon termination of employment.

Our Board of Directors has determined that four of our six directors (Maria Eugenia Girón, Emilio B. Imbriglio, Deborah Shannon Trudeau, and Paola Farnesi) qualify as independent directors within the meaning of Section 803A of the NYSE American Company Guide.

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

We are a “controlled company” (one in which more than 50% of the voting power is held by an individual, a group or another company) within the meaning of the rules of the NYSE American. Accordingly, we are not required under the NYSE American rules to have a majority of independent directors, a nominating and corporate governance committee and a compensation committee (each of which, under the NYSE American rules, would otherwise be required to be comprised entirely of independent directors). Since November 2005, our Board of Directors has been comprised of a majority of independent directors, except for four periods due to certain Board appointments and departures.

Notwithstanding the fact that we qualify for the “controlled company” exemption, we maintain an audit and corporate governance committee and a compensation and nominating committee comprised solely of independent directors.

In relation to fiscal year 2026, the Company’s Board of Directors held a total of fourteen board meetings and eleven committee meetings. With respect to such period, six directors attended 100% of the meetings of the Board of Directors, two directors attended 93% and one director attended 86% of the board meetings.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. During fiscal 2026, our Board of Directors was composed of the following main committees. The Board of Directors may from time to time also create special committees of the Board as needed.

1. Audit and Corporate Governance Committee. We have a separately designated standing audit and corporate governance committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit and corporate governance committee operates under a written charter adopted by the Board of Directors. The audit and corporate governance committee reviews the scope and results of the annual audit of our consolidated financial statements conducted by our independent auditors, the scope of other services provided by our independent auditors, proposed changes in our financial accounting standards and principles, and our policies and procedures with respect to its internal accounting, auditing and financial controls. The audit and corporate governance committee also examines and considers other matters relating to our financial affairs and accounting methods, including selection and retention of our independent auditors. The audit and corporate governance committee is also responsible for overseeing the Company’s major risk exposures, cybersecurity and data privacy risks and protocols. In addition, the audit and corporate governance committee has oversight responsibility on all aspects of the Company’s corporate governance policies as well as the oversight and review of all related party transactions. In relation to fiscal 2026, the audit and corporate governance committee held five meetings. With respect to such period, all the members of the audit and corporate governance committee attended 100% of these meetings during their term on the committee, except for one member who attended 80% of the committee meetings. During fiscal 2026, the audit and corporate governance committee was comprised of Paola Farnesi (from September 18, 2025), Emilio B. Imbriglio, Davide Barberis Canonico (until August 29, 2025) and Maria Eugenia Girón, each of whom is financially literate and an independent (as defined by the NYSE American listing standards and SEC rules), non-employee director of the Company during their term on the committee. We have determined that each of Paola Farnesi and Emilio B. Imbriglio is an “audit committee financial expert” as this term is defined under SEC rules. Neither the SEC nor the NYSE American requires us to designate an “audit committee financial expert”. A copy of the audit committee charter is available on the Company’s website at www.birksgroup.com.

2. Compensation and Nominating Committee. We have a standing compensation committee. The compensation and nominating committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation and nominating committee is to recommend to the Board of Directors (i) director compensation and (ii) executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of Birks Group. The compensation and nominating committee also establishes criteria for goals and objectives for variable compensation, evaluates the performance of the Chief Executive Officer and of the President on an annual basis and provides recommendations to the Board of Directors regarding the Chief Executive Officer, the President and senior management succession plans. Certain decisions regarding compensation of certain other executive officers are reviewed by the compensation committee. In relation to fiscal year 2026, the compensation and nominating committee held four meetings and all members of the compensation and nominating committee attended 100% of these meetings with respect to that period during their term on the committee. During fiscal year 2026, the compensation and nominating committee was comprised of Deborah Shannon Trudeau (Chair), Davide Barberis Canonico (until August 29, 2025), Louis-Philippe Maurice (until September 17, 2025), Maria Eugenia Girón (from September 18, 2025) and Paola Farnesi (from September 18, 2025. Each member of the compensation and nominating committee is an independent (as defined by the NYSE American listing standards), non-employee director of the Company.

The compensation and nominating committee is also responsible for nominating potential nominees to the Board of Directors. The Company’s policy with regard to the consideration of any director candidates recommended by a shareholder is that it will consider such candidates and evaluate such candidates by the same process as candidates identified by the compensation and nominating committee. The Company has adopted a policy requiring that a director nominee, whether such candidate was recommended by the compensation and nominating committee or a shareholder, should possess, at least, integrity and commitment to service on the board. In addition to those minimum qualifications, the compensation and nominating committee will consider the following qualities or skills, which the Board as a whole should possess: business judgment, financial literacy, public company experience, accounting and finance experience, industry knowledge, diversity and the ability to provide strategic insight and direction. A detailed discussion of each of these attributes can be found in the compensation and nominating committee charter, which is available on the Company’s website at www.birksgroup.com.

3. Executive Committee. We had a standing executive committee until September 17, 2025. The executive committee operated under a written charter adopted by the Board of Directors. The purpose of the executive committee was to provide a simplified review and approval process in between meetings of the Board of Directors for certain corporate actions. The intent of the executive committee is to facilitate our efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that could assist in our operations, including but not limited to monitoring the implementation of policies, strategies and programs. In addition, the executive committee’s mandate was to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee was comprised of at least three members of the Board of Directors. During fiscal year 2026, the executive committee consisted of Niccolò Rossi di Montelera (Chair), Jean-Christophe Bédos (until August 29, 2025), Davide Barberis Canonico, and Maria Eugenia Girón. In relation to fiscal year 2026, the executive committee held two meetings. All of the members of the executive committee attended 100% of these meetings with respect to such period during their term on the committee, except for one who only attended 50% of the meetings during his term on the committee. Messrs. Barberis Canonico (until August 30, 2025) and Ms. Girón were independent, non-employee directors of the Company. After the dissolution of the Executive Committee, the responsibilities of the Executive Committee were assumed by the Board.

EMPLOYEES

As of March 28, 2026, we employed approximately 333 persons, including 12 employees on temporary leave and 35 employees as a result of the European Acquisition. None of our employees are governed by a collective bargaining agreement with a labor union. We believe our relations with our employees are good and we intend to continue to place an emphasis on recruiting, training, retraining and developing the best people in our industry.

Retail employees include only those employees within our retail selling locations, while administration includes all other activities including corporate office, merchandising, supply chain operations, e-commerce sales and support, wholesale sales and gold exchange. The table below sets forth headcount by category in the periods indicated.

Total
As of March 28, 2026:
Administration and operating support	121
Retail	212

Total	333

As of March 29, 2025:
Administration and operating support	118
Retail	175

Total	293

As of March 30, 2024:
Administration and operating support	123
Retail	167

Total	290

SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2026, based on 11,987,305 Class A voting shares, by each executive officer and each director:

Name of Beneficial Owner	Number of Class A Voting Shares Beneficially Owned	Options/DSUs to Purchase Shares		Percentage of Beneficially Owned
Niccolò Rossi di Montelera	—	110,588	(1)	*
Davide Barberis Canonico	—	110,588	(1)	*
Paola Farnesi	—	—		—
Maria Eugenia Girón	—	—		—
Emilio B. Imbriglio	—	—		—
Deborah Shannon Trudeau	—	—		—
Aldo Battista	—	—		—
Maryame El Bouwab	50,000	—		*
Miranda Melfi	48,624	—		*
Marco Pasteris	1,000	—		*

*	Less than 1%.
(1)

Includes deferred stock units to acquire an equivalent amount of Class A voting shares upon exercise following the departure of the director at a price of $0 per share. The deferred stock units are redeemable during the period commencing on the day immediately following the departure of the director and ending on December 31 of the following year.

All shares held by directors and executive officers set forth above are Class A voting shares, which entitle the holder to one vote per share. None of the Company’s directors or executive officers hold Class B multiple voting shares.

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

MAJOR SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A voting shares as of May 31, 2026 by each person or entity who beneficially owns 5% or more of outstanding voting securities, including the Class A voting shares and/or Class B multiple voting shares. The major shareholders listed with Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Unless otherwise indicated in the table, each of the persons named below, to the Company’s knowledge, has sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 11,987,305 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on May 31, 2026, adjusted where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Annual Report of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of May 31, 2026 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. For information regarding entities or persons that directly or indirectly control us, see “Item 3. Key Information – Risk Factors – Risks Related to the Company.”

Name of Beneficial Owner(1)	Number of Class A Voting Shares Beneficially Owned	Percentage of Beneficially Owned
The Grande Rousse Trust(2)	13,646,692	69.25%
Meritus Trust Company Limited(3)	13,646,692	69.25%
Montel S.à.r.l(4)	8,846,692	56.33%
Mangrove Holding S.A.(5)	4,800,000	30.02%
Jason Edward Maynard (6)	3,013,866	24.14%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite its name.
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

(6)	Based on information received from Jason E. Maynard as at May 31, 2026.

As of May 31, 2025, there were a total of 191 holders of record of our Class A voting shares, of which 152 were registered with addresses in the United States. Such United States record holders were, as of such date, the holders of record of approximately 45% of our outstanding Class A voting shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Class A shares were held of record by brokers or other nominees. None of our Class B multiple voting shares are held in the United States. Each Class B multiple voting share entitles the holder to ten (10) votes at all meetings of our shareholders (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of our restated articles or the Canada Business Corporations Act).

RELATED PARTY TRANSACTIONS

Management Consulting Services Agreement

Effective January 1, 2016, the Company entered into a management consulting services agreement with Gestofi S.A. (“Gestofi”), all in accordance with the Company’s Code of Conduct relating to related party transactions. Under the management consulting services agreement, Gestofi provides the Company with services related to the obtaining of financing, mergers and acquisitions, international expansion projects, and such other services as the Company may request. Under the agreement, the Company paid an annual retainer of €140,000 (approximately $202,000 in Canadian dollars). The original term of the agreement was until December 31, 2016 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee (and now is subject to the review and approval of the Company’s audit and corporate governance committee) and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In November 2018, the agreement was renewed on the same terms and conditions except that the retainer was reduced to €40,000 (approximately $61,000 in Canadian dollars). In March 2019, the agreement was amended to (i) waive the yearly retainer and reimburse only the out-of-pocket expenses related to the services, and (ii) allow for a success fee to be mutually agreed upon between the Company and Gestofi in the event that financing or a capital raise is achieved. The agreement has been renewed annually since November 2019 and was renewed in December 2025 for an additional one-year term on the same terms and conditions. In fiscal 2026, 2025, and 2024, the Company incurred expenses of €15,450 (approximately $25,000 in Canadian dollars), €11,350 (approximately $17,000 in Canadian dollars) and €28,000 (approximately $41,000 in Canadian dollars), respectively, under this agreement to Gestofi.

Cash Advance Agreements

The Company has a cash advance outstanding from one of its controlling shareholders, Montel (formerly Montrovest), of U.S. $1.5 million (approximately $2.2 million in Canadian dollars) originally received in May 2009 from Montrovest. Due to the Montrovest Merger, Montrovest’s separate legal existence ceased and as a result of such merger, the cash advance agreements have been assumed by Montel. This cash advance was provided to the Company by Montrovest to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Wells Credit Facility and GB Term Loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Wells Credit Facility and GB Term Loan permit such a payment. At March 28, 2026 and March 29, 2025, advances payable to Montel amounted to U.S. $1.5 million (approximately $2.1 million and $2.2 million in Canadian dollars, respectively).

On July 21, 2025, the Company obtained from Montel a deferral of interest payments payable in relation to the Montel Cash Advance outstanding of U.S. $1.5 million of up to a maximum of $0.3 million, effective immediately and through to July 31, 2026.

On June 5, 2026, the Company and Montel agreed that all interest owed up to July 31, 2026 on the Montel Cash Advance is to be paid in a lump sum of approximately $0.2 million, net of withholding taxes, in July 2026. The balance of interest approximately $0.1 million, net of withholding taxes, is agreed to be paid in 12 equal installments starting in August 2026. Effective August 1, 2026, interest on the outstanding balance on the cash advance shall be repayable on a monthly basis.

Reimbursement Letter Agreement

In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl, of certain expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s then Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s Executive Chairman of the Board, for the work performed on behalf of the Company, up to a yearly maximum of U.S. $260,000 (approximately $340,000 in Canadian dollars). The yearly maximum was reduced to U.S. $130,000 (approximately $170,000 in Canadian dollars). This agreement has been renewed annually and was renewed in March 2019 for an additional one-year term, except that the only services being reimbursed are for administrative support and analytical services costs and in March 2020, for an additional one-year, except expenses were as of then being charged in Euro (€). During fiscal 2026, 2025, and 2024, the Company incurred expenses of €12,000, €17,000, and €17,000, (approximately $19,000, $26,000, and $25,000 in Canadian dollars) respectively to Regaluxe Srl under this agreement.

Distribution Agreement

In April 2011, our corporate governance and nominating committee and Board of Directors approved the Company’s entering into a Wholesale and Distribution Agreement with Regaluxe Srl. Under the agreement, Regaluxe Srl is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on April 1, 2011. Under this agreement, the Company pays Regaluxe Srl a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe Srl less a discount factor of 3.5%. The agreement’s initial term was until March 31, 2012, and may be renewed by mutual agreement for additional one-year terms. This agreement has been renewed annually and in March 2023, the agreement was renewed for an additional one-year term. This agreement was not renewed in March 2024. During fiscal year 2026, fiscal 2025 and fiscal 2024, the Company did not make any payments to Regaluxe Srl under this agreement.

Consulting Agreement

On March 28, 2018, the Company’s Board of Directors approved the Company’s entry into a consulting services agreement with Carlo Coda Nunziante effective April 1, 2018. Under the agreement, Carlo Coda Nunziante, the Company’s former Vice President, Strategy, and brother-in-law to the Executive Chairman of the Board, is providing advice and assistance on the Company’s strategic planning and business strategies for a total annual fee, including reimbursement of out-of-pocket expenses of €146,801 (approximately $222,000 in Canadian dollars), net of applicable taxes. In May 2024, this agreement was extended for a six (6) month period and ended on September 30, 2024, and has not been renewed. During fiscal 2026, 2025 and 2024, the Company incurred charges of nil, €37000 and €149,000 (approximately nil, $55,000 and $217,000 in Canadian dollars), including applicable taxes, respectively.

Retail Support and Administrative Service Fee

The Company provides RMBG with retail support and administrative services, and charges RMBG for these related services. During fiscal 2026, the Company charged $514,500 to RMBG, $520,623 during fiscal 2025 and $612,500 during fiscal 2024.

RMBG Dividend

In December 2025 and December 2024, the Company received a dividend from RMBG in the amount of U.S. $1,059,459 and U.S. $960,784, respectively (approximately $1.47 million in Canadian dollars and approximately $1.38M million in Canadian dollars, respectively) based on its respective joint venture shareholdings.

Support Letters and Loan

On July 15, 2024, the Company obtained a support letter (the “Shareholder Support Letter”) from Mangrove providing financial support in an amount of up to $3.75 million that is available until July 31, 2025, of which up to $2.75 million is available prior to January 1, 2025 and an additional amount of up to $1.0 million would be available after January 1, 2025. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining the minimum excess availability levels at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025. On November 27, 2024, the support letter was extended until December 31, 2025.

On June 26, 2025, the Shareholder Support Letter was terminated and replaced with the Mangrove Loan between Mangrove and the Company to advance $3.75 million of additional indebtedness to fund the Company’s working capital requirements, at an annual interest rate of 15%, which would be repayable, in full, on December 24, 2026.

On July 21, 2025, the Company obtained support letters providing financial support to the Company for an aggregate total amount of up to $1.5 million from (i) Mangrove for up to $500,000, (ii) Davide Barberis Canonico (a member of the Company’s Board of Directors and the Interim President and Chief Operating Officer) for up to $800,000, and (iii) Marco Pasteris (the Company’s Vice-President, Business Development and Corporate Operations) for $200,000. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2026, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or maintaining minimum excess availability at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under these support letters will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2026.

In addition, on July 21, 2025, the Company obtained from Mangrove a deferral of interest payments payable in relation to the Mangrove Loan of $3.75 million of up to a maximum of $0.6 million, effective immediately and through to July 31, 2026.

On June 5, 2026 the Company amended the Mangrove Loan agreement whereby the loan will bear interest at a rate of 12.2% effective August 1, 2026, and is agreed to be repaid through annual principal payments of $250,000 over a period of three years, commencing in June 2028, with a final repayment of $3.0 million within a period of thirty (30) days prior to the June 2031 maturity date. All interest owed up to July 31, 2026 on the Mangrove Loan is agreed to be paid in a lump sum of approximately $0.3 million, net of withholding taxes, in July 2026. The balance of interest of $0.3 million, net of withholding taxes, is agreed to be paid in 12 equal installments starting in August 2026. Effective August 1, 2026, interest on the outstanding balance on the Mangrove Loan shall be repayable on a monthly basis.

Consulting Agreement

Effective September 30, 2025, the Company signed a one-year agreement with 4Clover 2020 LLP, in connection with the appointment of Mr. Davide Barberis Canonico as Interim President and Chief Operating Officer. Under this agreement, the Company pays a fee of £500 (approximately $934 in Canadian dollars) for each business day that services are provided in Canada. The Company also assumes certain expenses, such as accommodations and travel, for a monthly maximum of approximately $10,000. In fiscal 2026, the Company incurred fees of £45,000 (approximately $83,033 in Canadian dollars) in connection with this agreement.

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

On August 26, 2025, each of the Company’s wholly-owned subsidiaries 1067830 Ontario Limited, 1170760 Ontario Limited, 1000012146 Ontario Limited, 1000012167 Ontario Limited, 985361 Ontario Limited and European & Co. Inc. were amalgamated to form “European & Co Inc.” (“European Amalco”) (the “Ontario Amalgamation”). Following the Ontario Amalgamation, European Amalco was continued under the Canada Business Corporations Act (the “Act”) (“European ContinueCo”) (the “Continuance”). Following the Continuance and on September 1, 2025, the Corporation amalgamated with its wholly-owned subsidiary, European ContinueCo under subsection 184(1) of the Act. The articles of amalgamation are the same as the articles of the Company and the by-laws of the amalgamated corporation are the same as the by-laws of the Company. A copy of the Articles of Amalgamation is filed as Exhibit 1.4 to this Form 20-F.

MATERIAL CONTRACTS

We have not entered into any material contract other than in the ordinary course of business and other than those described below or in Items 4, 5, 7 and 19 of this Annual Report on Form 20-F.

Employment Agreements

Jean-Christophe Bédos

On January 4, 2012, we entered into an employment agreement, or the “Agreement”, with Jean-Christophe Bédos, who became the President & Chief Executive Officer effective April 1, 2012, and prior to that was our Chief Operating Officer. The Agreement provides Mr. Bédos with a base salary of $700,000, an annual cash bonus set at a minimum of $282,500 for fiscal year ended March 30, 2013, of which $141,250 was paid during fiscal 2012 and $141,250 was paid in fiscal 2014, an annual target cash bonus of 85% of base salary based on achievement of a targeted level of performance and performance criteria set by the Company, an option to purchase 150,000 shares of the Company’s Class A voting shares which vested over three years and other health and retirement benefits. Mr. Bédos’ base salary was increased to $730,000, $750,000 and $770,000, effective October 1, 2015, November 1, 2016 and October 1, 2021, respectively. If Mr. Bédos is terminated without “cause” or resigns for “good reason,” as these terms are defined in the Agreement, the Agreement provides that Mr. Bédos will receive (i) any earned and accrued but unpaid base salary, (ii) up to 12 months of salary in lieu of further salary or severance payments, which may be increased by one additional month after five years of service for each additional year of service thereafter, up to a maximum of eighteen months after ten years of service, (iii) certain health benefits for the period that the severance will be payable in, and (iv) his bonus through the date of termination and up to twelve months average annual cash bonus (based on the average annual cash bonus paid to him over the previous three fiscal years). Mr. Bédos is prohibited from competing with us during his employment and for a period of twelve months thereafter.

In connection with the departure of the Corporation’s former CEO effective August 29, 2025, the Company and Mr. Bédos entered into a mutual separation agreement on August 26, 2025 (the “Separation Agreement”) whereby the parties have agreed on the following payments and coverage:

•

The Company will pay to Mr. Bédos a gross amount of $800,000, as an indemnity in lieu of notice of termination, less applicable deductions, as a retiring allowance to be paid in thirty (30) monthly installments in accordance with the Separation Agreement, for the period starting on September 1, 2025, up to and including February 29, 2028. These payments shall cease upon Mr. Bédos commencing alternate full-time salaried employment;

•

The Company will maintain in full force and effect group health, dental and life insurance coverage (excluding any disability coverage) in which Mr. Bédos participated, up to and including the earlier of (i) February 29, 2028 or (ii) the date Mr. Bédos begins alternate full-time salaried employment.

In addition to the Separation Agreement, the Company and Mr. Bédos entered into a consulting agreement on August 26, 2025 (the “Consulting Agreement”), whereby from September 1, 2025 until February 29, 2028, unless earlier terminated in accordance with the Consulting Agreement (the “Termination Date”), Mr. Bédos is to provide certain services to the Company in relation to a brand ambassador role in respect to certain designated brands with the purpose of securing or maintaining commercial relationships in the best interest of the Company in accordance with the Company’s needs and specifications. As consideration for these services, Mr. Bédos will receive a fee in the total amount of up to $400,000, payable in thirty (30) monthly payments in accordance with the Consulting Agreement. In addition, the Company will pay Mr. Bédos a success fee equal to 2% of the transaction price, capped at $300,000 per transaction, in respect of certain transactions or store openings identified and initiated by Mr. Bédos and successfully closed by the Company before or within 6 months after the Termination Date.

EXCHANGE CONTROLS

There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital or that affects the remittance of dividends, interest or other payments to non-resident holders of our securities other than withholding tax requirements. There is no limitation imposed by Canadian law or by our Articles of Amalgamation or our other organizational documents on the right of a non-resident of Canada to hold or vote our Class A voting shares, other than as provided in Investment Canada Act.

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

Disposition of Our Class A Voting Shares

A Non-resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by that Non-resident Holder on a disposition (or deemed disposition) of a Class A voting share, unless the Class A voting share constitutes “taxable Canadian property” (as defined in the Canadian Tax Act) of the Non-resident Holder at the time of disposition and the Non-resident Holder is not entitled to relief under an applicable income tax convention between Canada and the Non-resident Holder’s country of residence. If at the time of such disposition the Class A voting shares are listed on a “designated stock exchange” (which includes the NYSE American), the Class A voting shares will generally not constitute taxable Canadian property of a Non-resident Holder unless (A) at any time during the 60-month period that ends at the time the Class A voting shares are disposed of or deemed to be disposed of, both (i) 25% or more of the issued shares of any class of the capital stock of the Corporation were owned by or belonged to one or any combination of (a) the Non-resident Holder, (b) persons with whom the Non-resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-resident Holder or a person referred to in (b) holds a membership interest, directly or indirectly, through one or more partnerships, and (ii) more than 50% of the fair market value of the Class A voting shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (as such terms are defined under the Canadian Tax Act) or options in respect of, interests in, or civil law rights in, any such properties (whether or not such properties exist), or (B) the Class A voting shares are otherwise deemed to be taxable Canadian property. Generally, to the extent that the Class A voting shares are no longer listed on a “designated stock exchange” at the time of their disposition, the above-listed criteria (with the exception of (A)(i)) will apply to determine if the Class A voting shares are “taxable Canadian property”.

Non-resident Holders whose Class A voting shares are, or may be, taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

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

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowing under the Amended Credit Facility and SLR Term Loan bore interest at floating rates, which were based on CORRA plus a CORRA adjustment of 0.32% plus a fixed additional interest rate. As of March 28, 2026, we have not hedged the interest rate risks. As of March 28, 2026, we had approximately $98.0 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100-basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $1.0 million.

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

To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of March 28, 2026, we had not hedged these foreign exchange rate risks. As of March 28, 2026, we had approximately $52.5 million of net liabilities subject to foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 100-basis point strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of March 28, 2026, our earnings would have increased or decreased, respectively, by approximately $0.5 million. This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

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

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 28, 2026, our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), were effective. This evaluation was made when considering our compensating controls, as described below in Management’s Annual Report on Internal Control over Financial Reporting.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that, as of March 28, 2026, our internal control over financial reporting was effective. This evaluation was made when considering our compensating controls.

As of March 29 , 2025, management previously identified material weaknesses in internal control over financial relating to (i) the lack of sufficient accounting and financial reporting personnel to appropriately segregate duties in the preparation and review of certain account reconciliations (purchases and leases) and journal entries; (ii) the insufficient design of certain management review controls (assessment of future operation and inventory reserves) due to the inadequate retention of documentary evidence including management’s assessment related to the completeness and accuracy of the underlying information; and (iii) the insufficient design of a control related to the review of the classification of a cash flow transaction. These material weaknesses did not result in a material restatement of the Company’s previously released consolidated financial statements. However, such weaknesses did result in misstatements that were identified and corrected in the consolidated financial statements as of and for the year ended March 29, 2025.

During fiscal 2026, management implemented and completed a remediation plan to address the previously identified material weaknesses in internal control over financial reporting. For item (i), management strengthened the finance and accounting organization through the addition of qualified personnel throughout the year, implemented detective controls through the review of exception reports to mitigate segregation of duties risks, and enhanced management review controls by formalizing review precision guidelines, establishing procedures for the timely investigation and resolution of variances, and strengthening the review and approval process for account reconciliations, including documentation retention requirements. For item (ii), management enhanced controls and supporting documentation over the completeness and accuracy of information used in management review controls to improve the reliability of key financial reporting processes and estimates. For item (iii), management strengthened review procedures related to the accounting and classification of cash flow transactions and engaged external consultants, when necessary, to enhance the technical accounting capabilities of the finance and accounting organization and assist management in evaluating complex accounting matters. These remediation efforts and related compensating controls effectively mitigated the risks associated with the previously identified control deficiencies. Based on the implementation and testing of these remediation measures, management concluded that the controls operated effectively and, accordingly, determined that the Company maintained effective internal control over financial reporting as of March 28, 2026, and that the previously reported material weaknesses had been remediated and no longer existed.

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

Changes in Internal Control over Financial Reporting

Except for the changes in our internal controls described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board of Directors determined that Paola Farnesi and Emilio B. Imbriglio, independent directors, both meet the requirements to be designated an “audit committee financial expert” as such term is defined by the SEC. See “Item 6. Directors, Senior Management and Employees—Board Practices.”

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

During fiscal 2026, we retained Raymond Chabot Grant Thornton LLP (“Grant Thornton”; Grant Thornton is a trade name used by Raymond Chabot Grant Thornton LLP), our independent registered public accounting firm, to provide services in the following categories and amounts:

Audit Fees

The aggregate fees for professional services rendered by Grant Thornton for the audit and interim review of our consolidated financial statements was $656,250 in fiscal 2026.

The aggregate fees for audit services rendered by KPMG LLP (“KPMG”) related to their involvement in the fiscal 2026 Form 20-F was $55,000. The aggregate fees for audit services rendered by KPMG was $1,313,881 for fiscal 2025 for the audit and interim review of our consolidated financial statements, of which $96,806 was billed after the filing of the fiscal 2025 Form 20-F.

Audit Related Fees

During fiscal 2026, Grant Thornton provided audit related services for a total amount of $nil.

During fiscal 2026 and fiscal 2025, KPMG provided audit related services for a total amount of $28,493 and $nil, respectively.

Tax Fees

During fiscal 2026, Grant Thornton provided tax services for a total amount of $nil.

During fiscal 2025, KPMG provided tax services for a total amount of $nil.

All Other Fees

During fiscal 2026, Grant Thornton provided other services for a total amount of $nil.

During fiscal 2025, KPMG provided other services for a total amount of $nil.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not, nor did any affiliated purchaser, purchase any of our equity securities during fiscal 2026.

Item 16F.	Change in Registrant’s Certifying Accountant

Effective September 18, 2025, Raymond Chabot Grant Thornton LLP (“Grant Thornton”; Grant Thornton is a trade name used by Raymond Chabot Grant Thornton LLP) was appointed as our independent registered public accounting firm for the audit and interim review of our consolidated financial statements for fiscal 2026. The decision to engage Grant Thornton was approved by the Company’s audit and corporate governance committee and its Board of Directors.

During the two years ended March 29, 2025 and March 30, 2024, and during the interim period through the date of our engagement of Grant Thornton, we did not consult with Grant Thornton on items regarding (1) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, nor did Grant Thornton provide a written report or oral advice to the Company that Grant Thornton concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (2) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) and the related instructions to Item 16F of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v)).

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
The safety and security of our customers’ and employees’ personal information is of utmost importance to us. This includes implementing appropriate administrative, physical, and technical cybersecurity safeguards to protect the confidentiality, integrity, and availability of our data assets and to securely maintain the information entrusted to us. We have developed and implemented a cybersecurity risk management program designed to protect the Company and its customers from data loss, unauthorized access, use or disclosure of data, and service interruptions. The Company’s cybersecurity risk management processes also address risks associated with the use of third-party service providers. The Company evaluates the cybersecurity practices of key third-party vendors and service providers as part of its overall risk assessment framework.
Our cybersecurity team assesses, identifies, and manages risks related to cybersecurity threats and is responsible for:

•	proactive detection and assessment of threats and vulnerabilities through vulnerability testing, penetration testing, and attack simulation;

•	development of risk-based action plans to address identified vulnerabilities and implementation of infrastructure and security improvements;
•	cybersecurity incident investigations, with the assistance of third-party experts where required;

•	monitoring threats to sensitive data and unauthorized access to Company systems using data loss prevention tools and a third-party security operations center;

•
developing and executing protocols to ensure timely communication of cybersecurity incidents to executive officers, the audit and corporate governance committee, and the Board of Directors, as appropriate, to support risk assessment and disclosure obligations;

•	developing and delivering cybersecurity, information security, and threat awareness training programs; and

•	collaborating with law enforcement and industry partners on cybersecurity incidents and best practices.
There were no cybersecurity incidents during the fiscal year 2026 that resulted in an interruption to operations, loss of critical data, or a material impact on the Company’s strategy, financial condition, or results of operations. However, the scope and impact of any future incident cannot be predicted.
See
“Item 3D – Risk Factors” for further information on potential impacts.
Governance
Our cybersecurity risk management program is operationally overseen by the Chief Privacy Officer (“CPO”), who also oversees Technology and Innovation and is responsible for the Company’s technology, cybersecurity, information security, privacy, and incident response coordination functions. The CPO has primary responsibility for the assessment, identification, management, and escalation of cybersecurity risks, including the coordination of internal resources and external advisors, as appropriate, in connection with cybersecurity risk management and incident response activities. The CPO reports directly to the Interim President and Chief Operating Officer, which supports timely escalation of cybersecurity and privacy matters and reinforces the independence, accountability, and executive visibility of the cybersecurity function. The CPO plays a key role in aligning cybersecurity strategy with the Company’s business objectives, technology environment, and enterprise risk management framework, while maintaining regular coordination with executive leadership and, where appropriate, the audit and corporate governance committee. The Chief Financial Officer (“CFO”) supports the cybersecurity governance process through oversight of financial risk, enterprise risk management, disclosure controls and procedures, and financial reporting considerations that may arise from cybersecurity matters. In this capacity, the CFO participates, as appropriate, in the assessment of the potential financial, regulatory, reporting, and disclosure implications of significant cybersecurity risks or incidents, including considerations related to materiality and external reporting obligations. The CFO does not have operational responsibility for the Company’s cybersecurity program, which remains under the operational oversight of the CPO. Our CPO brings over 20 years of experience in information technology, cybersecurity, information security, systems architecture, and digital transformation, supporting the Company’s ability to assess cybersecurity risks, implement appropriate safeguards, manage incident response activities, and communicate relevant cybersecurity matters to senior management. Our cybersecurity risk management program is integrated into the Company’s broader risk management framework and aligns with governance processes applicable to legal, compliance, strategic, operational, and financial risks.
The Board of Directors recognizes the importance of robust cybersecurity risk management and is actively engaged in overseeing the Company’s cybersecurity risk profile. The Board has delegated oversight of cybersecurity risks to the audit and corporate governance committee.

The responsibilities of the audit and corporate governance committee include reviewing the cybersecurity threat landscape, as well as the Company’s strategy, policies, and procedures to mitigate cybersecurity risks and address significant incidents. The committee also considers the impact of emerging cybersecurity trends and regulatory developments.
The audit and corporate governance committee meets periodically with relevant members of management, who provide updates on cybersecurity matters. These updates may include, among others: external threat trends, threat monitoring activities, cybersecurity training and testing results, and the status of cybersecurity programs and initiatives. The committee has also directed management to promptly inform it, and when appropriate the Board of Directors, of any investigation of a material cybersecurity incident. Where updates are not provided directly to the Board, the committee reports regularly to the Board and, when necessary, on an ad hoc basis regarding material cybersecurity risks and developments. The committee and the Board may engage external advisors and experts on cybersecurity matters as appropriate.

Item 17.	Financial Statements
Not applicable.

Item 18.	Financial Statements
The financial statements required by this item are found at the end of this Annual Report beginning on page
F-1.

PART III

Item 19.	Exhibits

The following exhibits are part of this Annual Report on Form 20-F.

Exhibit Number	Description of Document

1.1	Restated Articles of Incorporation of Birks Group Inc., effective as of November 14, 2005. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

1.2	Articles of Amendment of Birks Group Inc., effective as of October 1, 2013. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 25, 2014.

1.3	Articles of Amendment of Birks Group Inc. effective as of October 3, 2014. Incorporated by referenced from Birks Group Inc.’s Form 20-F filed with the SEC on June 26, 2015.

1.4*+	Articles of Amalgamation of Birks Group Inc. effective as of September 1, 2025.

1.5	By-law No. One of Birks Group Inc. adopted on December 28, 1998 and amended on April 9, 2012. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 3, 2012.

2.1	Form of Birks Class A voting share certificate as amended as of October 1, 2013. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 25, 2014.

2.2	Description of Capital Stock. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 8, 2020.

4.1	Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005, among Henry Birks & Sons Inc., Mayor’s, Inc. and Birks Merger Corporation, a wholly-owned subsidiary of Henry Birks & Sons Inc. Incorporated by reference from the Henry Birks & Sons Inc. Registration Statement on Form F-4 originally filed with the SEC on July 27, 2005 and as subsequently amended on September 8, 2005, September 21, 2005 and September 29, 2005.

4.2	Form of Directors and Officers Indemnity Agreement. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 23, 2023.

4.3	Agreement of Principal Lease between 7739907 Canada Inc. and Birks Group Inc. executed on March 17, 2017. Incorporated by reference from the Birks Group Inc.’s Form 6-K filed with the SEC on May 12, 2017.

4.4	Employment Agreement between Miranda Melfi and Birks Group dated February 24, 2006. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.5	Management Consulting Services Agreement between Birks Group Inc. and Gestofi S.A. entered into as of November 20, 2015. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 30, 2016.

4.6	Birks Group Inc. Long-Term Incentive Plan. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on July 19, 2006.

4.7	Birks Group Inc. Omnibus Long-Term Incentive Plan as amended on January 11, 2022. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on June 24, 2022.

4.8	Form of Stock Appreciation Rights Agreement. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 18, 2007.

4.9	Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 8, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2020.

4.10	Amendment dated February 18, 2021, to the Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 8, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 17, 2021.

4.11	Amendment dated July 14, 2025, to the Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 8, 2020 and to the Loan Agreement between Birks Group Inc. and Investissement Québec entered into on August 24, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 25, 2025.

4.12*	Amendment dated March 24, 2026, to the Loan Agreement between Birks Group Inc. and Investissement Québec entered into on July 8, 2020.

4.13	Amended and Restated Cash Advance Agreement between Birks Group Inc. and Montrovest B.V., dated June 8, 2011. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 8, 2011.

4.14+	Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos, dated January 4, 2012. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 23, 2023.

4.15+	Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos dated April 18, 2013. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 23, 2023.

4.16+	Amendment Letter to Employment Agreement between Birks Group Inc. and Jean-Christophe Bédos effective October 1, 2015. Incorporated by reference from the Birks Group Inc.’s Form 20-F filed with the SEC on June 23, 2023.

4.17*+	Mutual Separation Agreement between Birks Group and Jean-Christophe Bédos entered into on August 26, 2025.

4.18*+	Consulting Agreement between Birks Group and Jean-Christophe Bédos dated September 1, 2025.

4.19	Canadian Offering Memorandum, dated as of April 27, 2012. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on April 27, 2012.

4.20	Form of Subscription Rights Certificate. Incorporated by reference from the Birks Group Inc. Registration Statement on Form F-1 filed with the SEC on May 24, 2012.

4.21	Consulting Services Agreement between Carlo Coda Nunziante and Birks Group Inc., dated March 31, 2018. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 3, 2018.

4.22+	Amendment Letter to Consulting Services Agreement between Carlo Coda Nunziante and Birks Group Inc. dated March 31, 2018, effective June 12, 2024. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 25, 2025.

4.23	Credit Agreement by and among Crystal Financial LLC, as Agent, the lenders that are parties thereto as the Lenders, and Birks Group Inc. dated as of June 29, 2018. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 3, 2018.

4.24	Amendment No.1 to the Credit Agreement by and among by and among the lenders thereto as lenders, Crystal Financial LLC, as agent, and Birks Group Inc. dated as of April 18, 2019. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 8, 2020.

4.25	Amendment No.2 to the Credit Agreement by and among by and among the lenders thereto as lenders, Crystal Financial LLC, as agent, and Birks Group Inc. dated as of July 3, 2020. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 17, 2021.

4.26	Amendment No.3 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of August 31, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.27	Amendment No.4 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of December 15, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.28	Amendment No.5 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of December 24, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.29	Amendment No.6 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC, as administrative agent and Birks Group Inc. dated as of June 26, 2024. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 16, 2024.

4.30++	Amendment No.7 to the Credit Agreement by and among the lenders thereto as lenders, Crystal Financial LLC (D/B/A SLR Credit Solutions), as administrative agent and Birks Group Inc. dated as of July 8, 2025. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 25, 2025.

4.31	Employment Agreement dated June 29, 2018 entered into between Birks Group Inc. and Maryame El Bouwab. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on July 13, 2018.

4.32	Employment Agreement dated December 18, 2019 entered into between Birks Group Inc. and Katia Fontana. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 8, 2020.

4.33	Loan Agreement between Birks Group Inc. and Investissement Québec entered into on August 24, 2021, as amended. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on November 18, 2021.

4.34	Amended and Restated 2021 Credit Agreement by and among Wells Fargo Capital Finance Corporation Canada, as Administrative Agent, the Lenders that are parties thereto as the Lenders, and Birks Group Inc., as Borrower, dated as of December 24, 2021. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on June 24, 2022.

4.35	First Amendment to Amended and Restated Credit Agreement by and among Birks Group Inc., as Borrower, Cash, Gold & Silver Inc. and Birks Investments Inc. as Guarantors, Wells Fargo Capital Finance Corporation Canada, as Administrative Agent, and the Lenders that are parties thereto as the Lenders, dated as of June 26, 2024. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 16, 2024.

4.36++	Second Amendment to Amended and Restated Credit Agreement by and among Birks Group Inc., as Borrower, Cash, Gold & Silver Inc. and Birks Investments Inc. as Guarantors, Wells Fargo Capital Finance Corporation Canada, as Administrative Agent, and the Lenders that are parties thereto as the Lenders, dated as of July 8, 2025. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 25, 2025.

4.37*++	Third Amendment to Amended and Restated Credit Agreement by and among Birks Group Inc., as Borrower, Cash, Gold & Silver Inc. and Birks Investments Inc. as Guarantors, Wells Fargo Capital Finance Corporation Canada, as Administrative Agent, and the Lenders that are parties thereto as the Lenders, dated as of June 5, 2026.

4.38*++	Credit Agreement by and among 1903P Loan Agent, LLC, as Agent, the lenders that are parties thereto as the Lenders, and Birks Group Inc., as Borrower, and each subsidiary of Borrower listed as Guarantor, dated as of June 5, 2026.

4.39	Master Lease Agreement between Varilease Finance, Inc. and Birks Group Inc. made as of July 14, 2023 (“Master Lease Agreement”). Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 16, 2024.

4.40	Schedule No. 01 to the Master Lease Agreement entered into between Varilease Finance, Inc. and Birks Group Inc. dated July 14, 2023. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 16, 2024.

4.41	Schedule No. 02 to the Master Lease Agreement entered into between Varilease Finance, Inc. and Birks Group Inc. dated February 1, 2024. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 16, 2024.

4.42	Schedule No. 03 to the Master Lease Agreement entered into between Varilease Finance, Inc. and Birks Group Inc. dated February 1, 2024. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 16, 2024.

4.43	Schedule No. 04 to the Master Lease Agreement entered into between Varilease Finance, Inc. and Birks Group Inc. dated June 3, 2024. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 16, 2024.

4.44	Shareholder Support Letter entered into between Mangrove Holding S.A. and Birks Group Inc. on November 27, 2024. Incorporated by reference from the Birks Group Inc. Form 6-K filed with the SEC on November 27, 2024.

4.45	Loan Agreement entered into between Mangrove Holding S.A. and Birks Group Inc. dated June 26, 2025. Incorporated by reference from the Birks Group Inc. Annual report on Form 20-F filed with the SEC on July 25, 2025.

4.46*	Amended and Restated Loan Agreement entered into between Mangrove Holding S.A. and Birks Group Inc. dated June 5, 2026.

4.47++	Share Purchase Agreement entered into between Birks Group Inc. and with the shareholders of 1067830 Ontario Limited (the “Vendors”) and Jordan Sutkiewicz as representatives of the Vendors dated June 6, 2025. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 25, 2025.

4.48+	Amendment No. 1 to the Share Purchase Agreement dated June 6, 2025 between Birks Group Inc. and with the shareholders of 1067830 Ontario Limited (the “Vendors”) and Jordan Sutkiewicz as representatives of the Vendors entered into on June 28, 2025. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 25, 2025.

4.49	Shareholder Support Letter entered into between Mangrove Holding S.A., Montel S.à.r.l. and Birks Group Inc. on July 21, 2025. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 25, 2025.

4.50	Support Letter entered into between Davide Barberis Canonico and Birks Group Inc. on July 21, 2025. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 25, 2025.

4.51	Support Letter entered into between Marco Pasteris and Birks Group Inc. on July 21, 2025. Incorporated by reference from the Birks Group Inc. Form 20-F filed with the SEC on July 25, 2025.

4.52*+	Employment Agreement dated February 9, 2026 entered into between Birks Group Inc. and Aldo Battista.

4.53*+	Management Consulting Services Agreement entered into between Birks Group Inc. and 4Clover 2020 LLP dated September 30, 2025

8.1*	Subsidiaries of Birks Group Inc.

11.1*++	Birks Group Inc. Policy, Procedures and Guidelines Governing Insider Trading and Disclosure.

12.1*	Certification of Interim Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1*	Certification of Interim Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Grant Thornton, a trade name used by Raymond Chabot Grant Thornton LLP

15.2*	Consent of KPMG LLP.

15.3*	Grant Thornton Change in Auditors Item 16F Letter.

97.1	Birks Group Inc. Policy Regarding the Mandatory Recovery of Compensation. Incorporated by reference from the Birks Group Inc. Annual Report on Form 20-F filed with the SEC on July 16, 2024.

101.INS*	Interactive Data File – The instance document does not appear separately because its XBRL tags are embedded within the inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema

104.1*	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 28, 2026, has been formatted in Inline XBRL and is contained in Exhibit 101.

*	Filed herewith.
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

BIRKS GROUP INC.

Date: July 21, 2026	/s/ Aldo Battista
Aldo Battista,
Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
Birks Group Inc.
Opinion on the financial statements
We have audited the accompanying consolidated balance sheet of Birks Group
I
nc. and its subsidiaries (the “Company”) as of March 28, 2026, the related consolidated statements of operations, other comprehensive income (loss), changes in stockholders’ equity (deficiency) and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 28, 2026, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
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
Assessment of the Company’s ability to continue as a going concern
As described further in Note 1 to the consolidated financial statements, the Company prepares its consolidated financial statements on a going concern basis. The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least twelve months from the date of issuance of these consolidated financial statements. The Company funds its operations primarily through committed financing under its senior secured credit facility and its senior secured term loan. The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations, adhere to the terms of its committed financings, obtain favorable payment terms from suppliers as well as to maintain minimum excess availability as defined under its senior secured credit facility and its senior secured term loan. Management estimated and forecasted cash flows and excess availability levels under various scenarios for at least the next twelve months from the date the consolidated financial statements were authorized for issuance.
The principal considerations for our determination that the assessment of the Company’s ability to continue as a going concern and related disclosures is a critical audit matter were the uncertainty associated with the future outcome of events and circumstances underlying significant assumptions, as well as the significant auditor judgment and audit effort required to evaluate management’s cash flow forecasts under various scenarios, including assumptions related to forecasted sales and gross margins, operating costs, favorable supplier payment terms and excess availability levels.
Our audit procedures related to the assessment of the Company’s ability to continue as a going concern included the following, among others:

•	We evaluated the design of the internal control related to management’s going concern assessment;

•	We assessed management’s ability to forecast by comparing prior year forecasts to actual results and excess availability achieved;

•	We assessed management’s estimated forecasted sales, gross margins and operating costs used in management’s forecasted cash flows and excess availability levels;

•
We evaluated the assumptions in the forecasted cash flows and the various scenarios, related to cost reductions and obtaining favorable payment terms from suppliers by understanding the nature of management’s plans and whether they were probable;

•	We examined the results of operations and excess availability levels after year-end, up to the date of our auditor’s report, and compared them to management’s forecasted excess availability levels;

•	We assessed the adequacy of the disclosures related to the application of the going concern assessment.
Evaluation of the reserve for slow-moving finished goods inventories
As described further in Note 5 to the consolidated financial statements, the inventories reserve balance as of March 28, 2026 is $2,848 thousand, which includes the reserve for slow-moving finished goods inventories. As described in Note 2(e), inventories are stated at the lower of average cost and net realizable value, which is the estimated selling price in the ordinary course of business. The Company records inventory reserves for lower of cost or net realizable value, which includes slow-moving finished goods inventory, damaged goods, and shrink. There is estimation uncertainty in relation to the identification of slow-moving finished goods inventories which are based on certain criteria established by the Company’s management. The criteria include consideration of operational decisions by management to discontinue the ordering of the inventory based on sales trends, market conditions, and the aging of the inventories. Estimation uncertainty also exists in determining the expected selling prices and associated gross margins through normal sales channels, which are based on assumptions about future demand and market conditions for those slow-moving inventories.
The principal considerations for our determination that the evaluation of the reserve for slow-moving finished goods inventories is a critical audit matter were the significant auditor judgment and increased audit effort required to assess the identification of slow-moving finished goods inventories under the Company’s established criteria, as well as the evaluation of the expected selling prices of those inventories.
Our audit procedures related to the evaluation of the reserve for slow-moving finished goods inventories included the following, among others:

•
We evaluated the criteria used by the Company to identify slow-moving finished goods inventories by considering the aging of finished goods inventories on-hand, historic inventory turnover and historic sales trends;

•
We evaluated the Company’s criteria and assumptions used in the reserve for slow-moving finished goods inventories by analyzing t he
reserve trends, movements of the specific inventory status year-over-year and business plans, and the impact of changes on the reserve;

•
We compared the estimated selling price and the associated gross margins utilized in the prior year to the actual gross margins realized in the current year to evaluate the Company’s ability to accurately estimate the reserve;

•
We evaluated the Company’s assumptions used in determining the reserve for slow-moving finished goods inventories by considering market trends, pricing conditions and, with the assistance of a specialist, assessing the value of selected inventory items;

•	We developed an expectation of the slow-moving reserve using inventory aging and historical sales activity and compared our expectation to the amount recorded by the Company;

•	We assessed the sufficiency of the reserves at year-end by analyzing inventory items with limited or no recent sales activity and evaluating whether any additional reserve was required.
/s/ Grant Thornton
A trade name used by Raymond Chabot Grant Thornton LLP
We have served as the Company’s auditor since 2026.
Montreal, Canada
July 21, 2026

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Birks Group, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Birks Group Inc. (the Company) as of March 29, 2025, the related con
solidated statements of operations, other comprehensive income (loss), changes in stockholders’ equity (deficiency), and cash flows for each of the years ended March 29, 2025 and March 30, 2024 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 29, 2025, and the results of its operations and its cash flows for each of the years ended March 29, 2025 and March 30, 2024, in conformity with U.S. generally accepted accounting principles.
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
/s/ KPMG LLP
We have served as the Company’s auditor from 2000 to 2025.
Montreal, Canada
July 25, 2025

BIRKS GROUP INC.
Consolidated Balance Sheets
(In Canadian dollars)

	As of
	March 28, 2026	March 29, 2025
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$1,462	$1,509
Accounts receivable and other receivables	4,356	6,608
Inventories	126,112	116,277
Prepaids and other current assets	1,837	2,072

Total current assets	133,767	126,466
Long-term receivables	1,361	1,084
Equity investment in joint venture	5,928	5,169
Property and equipment, net	23,167	25,380
Operating lease right-of-use assets	46,872	34,964
Intangible assets	3,250	3,017

Total non-current assets	80,578	69,614

Total assets	$214,345	$196,080

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities:
Bank indebtedness	$71,671	$73,630
Accounts payable	60,034	58,114
Accrued liabilities	7,484	6,053
Current portion of long-term debt	2,697	4,860
Current portion of operating lease liabilities	9,623	6,929

Total current liabilities	151,509	149,586
Long-term debt and long-term debt due to related parties	35,792	21,374
Long-term portion of operating lease liabilities	45,898	38,629
Other long-term liabilities	2,514	4,502

Total long-term liabilities	84,204	64,505
Stockholders’ equity (deficiency):
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 11,987,305 (11,876,717 as of March 29, 2025)	43,419	42,854
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued and outstanding	—	—
Additional paid-in capital	19,154	19,719
Accumulated deficit	(141,690)	(138,295)
Accumulated other comprehensive (loss) income	(6)	(44)

Total stockholders’ equity (deficiency)	(21,368)	(18,011)

Total liabilities and stockholders’ equity (deficiency)	$214,345	$196,080

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

/s/ Niccolò Rossi di Montelera	/s/ Paola Farnesi
Niccolò Rossi di Montelera, Director	Paola Farnesi, Director

BIRKS GROUP INC.
Consolidated Statements of Operations
(In Canadian dollars)
(In thousands except per share amounts)

	Fiscal Year Ended
	March 28, 2026	March 29, 2025	March 30, 2024
Net sales	$205,424	$177,807	$185,275
Cost of sales	126,269	111,499	111,720

Gross profit	79,155	66,308	73,555
Selling, general and administrative expenses	68,520	59,518	65,705
Depreciation and amortization	7,326	7,733	6,639
Impairment of long-lived assets	172	4,592	—

Total operating expenses	76,018	71,843	72,344

Operating income (loss)	3,137	(5,535)	1,211
Interest and other financial costs	8,761	9,712	8,007

(Loss) income before taxes and equity in earnings of joint venture	(5,624)	(15,247)	(6,796)

Income taxes (benefits)	—	—	—
Equity in earnings of joint venture, net of taxes of $0.8 million ($0.9 million in fiscal 2025 and $0.8 million in fiscal 2024)	2,229	2,428	2,165

Net (loss) income, net of tax	$(3,395)	$(12,819)	$(4,631)

Weighted average common shares outstanding:
Basic	19,600	19,357	19,058
Diluted	19,600	19,357	19,058
Net (loss) income per common share:
Basic	$(0.17)	$(0.66)	$(0.24)
Diluted	(0.17)	(0.66)	(0.24)
See accompanying notes to consolidated financial statements.

F-
6

BIRKS GROUP INC.
Consolidated Statements of Other Comprehensive Income (loss)
(In Canadian dollars)

	Fiscal Year Ended
	March 28, 2026	March 29, 2025	March 30, 2024
		(In thousands)
Net (loss) income	$(3,395)	$(12,819)	$(4,631)
Other comprehensive (loss) income:
Foreign currency translation adjustments (1)	38	(66)	58

Total other comprehensive (loss) income	$(3,357)	$(12,885)	$(4,573)

(1)	Item that may be reclassified to the Consolidated Statement of Operations in future periods
See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.
Consolidated Statements of Changes in Stockholders’ Equity (deficiency)
(In Canadian dollars)
(In thousands except shares amounts)

	Voting common stock outstanding	Voting common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total

Balance at March 25, 2023	18,830,969	$96,774	$23,504	$(120,845)	$(36)	$(603)
Net loss	—	—	—	(4,631)	—	(4,631)
Cumulative translation adjustment (1)	—	—	—	—	58	58

Total comprehensive loss	—	—	—	—	—	(4,573)
Compensation expense resulting from equity settled restricted stock units granted to Management	—	—	27	—	—	27
Settlement of stock units	335,000	1,706	(1,706)	—	—	—

Balance at March 30, 2024	19,165,969	98,480	21,825	(125,476)	22	(5,149)
Net loss	—	—	—	(12,819)	—	(12,819)
Cumulative translation adjustment (1)	—	—	—	—	(66)	(66)

Total comprehensive loss	—	—	—	—	—	(12,885)
Settlement of stock units	408,718	2,088	(2,088)	—	—	—
Exercise of stock options	20,000	41	(18)	—	—	23

Balance at March 29, 2025	19,594,687	100,609	19,719	(138,295)	(44)	(18,011)
Net loss	—	—	—	(3,395)	—	(3,395)
Cumulative translation adjustment (1)	—	—	—	—	38	38

Total comprehensive loss	—	—	—	—	—	(3,357)
Settlement of stock units	110,588	565	(565)	—	—	—

Balance at March 28, 2026	19,705,275	$101,174	$19,154	$(141,690)	$(6)	$(21,368)

(1)	The change in cumulative translation adjustments is not due to reclassifications out of accumulated other comprehensive income (loss).
See accompanying notes to consolidated financial statements.

F-
8

BIRKS GROUP INC.
Consolidated Statements of Cash Flows
(In Canadian dollars)

	Fiscal Year Ended
	March 28, 2026	March 29, 2025	March 30, 2024
	In thousands
Cash flows from (used in) operating activities:
Net income (loss)	$(3,395)	$(12,819)	$(4,631)

Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	7,326	7,733	6,639
Impairment of long-lived assets	172	4,592	—
Net change of operating lease right-of-use assets and liabilities	(2,232)	(4,039)	(1,372)
Leasehold inducements received	216	1,889	825
Lease modifications	161	(1,320)	31
Amortization of debt costs	988	134	214
Amortization of debt forgiveness	(59)	—	—
Compensation expenses resulting from equity settled restricted stock units	—	—	27
Equity in earnings of joint venture	(2,229)	(2,428)	(2,165)
Dividend received from investment in joint venture	1,470	1,381	—
Other operating activities, net	(172)	222	26
(Increase) decrease in:
Accounts receivable, other receivables and long-term receivables	1,839	1,840	4,176
Inventories	(800)	(17,210)	(10,710)
Prepaids and other current assets	496	841	(219)
Increase (decrease) in:
Accounts payable	(2,792)	15,257	5,521
Accrued liabilities and other long-term liabilities	(819)	2,015	1,468

Net cash (used in) provided by operating activities	170	(1,912)	(170)

Cash flows (used in) provided by investing activities:
Acquisition, net of cash acquired	(7,012)	—	—
Additions to property and equipment	(2,291)	(7,007)	(6,282)
Additions to intangible assets	(490)	(542)	(953)

Net cash (used in) provided by investing activities	(9,793)	(7,549)	(7,235)

Cash flows provided by (used in) financing activities:
Increase (decrease) in bank indebtedness	(1,855)	10,202	5,372
Drawdown on capital lease funding	282	3,535	4,208
Increase in long-term debt	17,250	—	1,552
Repayment of long-term debt	(2,012)	(1,898)	(2,012)
Repayment of obligations under finance lease	(2,684)	(2,549)	(1,091)
Payment of loan origination fees and costs	(1,405)	(126)	(103)
Exercise of stock options and warrants	—	23	—

Net cash provided by (used in) financing activities	9,576	9,187	7,926

Net (decrease) increase in cash and cash equivalents	(47)	(274)	521
Cash and cash equivalents, beginning of year	1,509	1,783	1,262

Cash and cash equivalents, end of year	$1,462	$1,509	$1,783

Supplemental disclosure of cash flow information:
Interest paid	$7,904	$8,458	$7,802
Non-cash transactions:
Property and equipment and intangible assets additions included in accounts payable and accrued liabilities	$1,103	$1,057	$1,455
See accompanying notes to consolidated financial statements.

BIRKS GROUP INC.
Notes to Consolidated Financial Statements
Years ended March 28, 2026, March 29, 2025 and March 30, 2024

Birks Group Inc. (“Birks Group” or “Birks” or “the Company”) is incorporated under the Canada Business Corporations Act. The principal business activities of the Company and its subsidiaries are the design of fine jewelry and the operation of retail sale of luxury jewelry, timepieces and gifts. The Company’s consolidated financial statements are prepared using a fiscal year which consists of 52 or 53 weeks and ends on the last Saturday in March of each year. The fiscal years ended March 28, 2026 and March 29, 2025 consist of fifty-two
week periods, whereas the fiscal year ended March 30, 2024 consists of a fifty-three week period.

1.	Basis of presentation:
Throughout these consolidated financial statements, the Company refers to the fiscal year ending March 28, 2026, as fiscal 2026, and the fiscal years ended March 29, 2025, and March 30, 2024, as fiscal 2025 and 2024, respectively. Our fiscal year ends on the last Saturday in March of each year.
These consolidated financial statements, which include the accounts of Birks Group for all periods presented for the fiscal years ended March 28, 2026, March 29, 2025, and March 30, 2024, are reported in accordance with accounting principles generally accepted in the U.S. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes.
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
Future operations
These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company funds its operations primarily through committed financing under its senior secured credit facility and its senior secured term loan described in Note 7. The senior secured credit facility along with the senior secured term loan are used to finance working capital, finance capital expenditures, provide liquidity to fund the Company’s day-to-day
operations and for other general corporate purposes.
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
The Company continues to and expects to continue to operate through its senior secured credit facility and senior secured term loan. The Company depends on these facilities to continue to operate its business. On June 5, 2026, the Company’s senior secured credit facility was renewed until June 2031 and the senior secured term loan was replaced with a new term loan facility with Gordon Brothers Group that also matures in June 2031.
For fiscal 2026, the Company recorded a net loss of $3.4 million, $12.8 million in fiscal 2025, and $4.6 million in fiscal 2024. The Company had net cash provided by operations of $0.2 million in fiscal 2026 and used net cash flows from operations of $1.9 million in fiscal 2025 and $0.2 million in fiscal 2024. The Company had a negative working capital (defined as current assets less current liabilities) of $17.7 million as at March 28, 2026 and $23.1 million as at March 29, 2025. The Company has continued to increase the aggregate of its bank indebtedness and long-term debt each year over the past several years, and as of March 29, 2026, had an aggregate of bank indebtedness and long-term debt of $110.2 million (March 29, 2025 - $99.9 million). With the exception of the Mangrove loan, there has been no cash injection in the Company in the form of equity for several years, resulting in a shareholders’ deficiency of $21.4 million as of March 28, 2026.
On July 8, 2020, the Company secured a
six-year
term loan with Investissement Québec, the sovereign fund of the province of Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $0.8 million is outstanding at March 28, 2026 ($2.8 million at March 29,
2025).

On August 24, 2021, the Company entered into a
10-year
loan agreement with Investissement Québec, for an amount of up to $
4.3
 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel
e-commerce
platform and enterprise resource planning system. As of March 28, 2026 and March 29, 2025, the Company has $
4.3
 million outstanding on the loan ($
4.2
 million net of deferred financing
costs).
Both loans with Investissement Québec require the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. The working capital ratio of 1.01 may be lower in any given year if a tolerance letter accepting a lower working capital ratio is received from Investissement Québec. On July 12, 2024, the Company received a tolerance letter from Investissement Québec that allows the Company, as at March 29, 2025 to tolerate a working capital ratio of 0.90. As at March 29, 2025, the working capital ratio was 0.88. On July 14, 2025, Investissement Québec modified the working capital covenant for fiscal years ending March 29, 2025 and March 28, 2026 to 0.88 and amended the loan agreement such that starting in fiscal 2026 and for the duration of the loan, the interest rate will be adjusted depending on the current ratio calculated at year end. As of March 28, 2026, the working capital ratio was 0.94. On March 24, 2026, the Company received a deferral of principal payments payable in relation to this term loan for a duration of four months starting March 1, 2026 and ending on June 30, 2026. The remaining term loan of $0.8 million is agreed to be repaid in full on July 31, 2026.
There is no assurance the Company will meet its covenant at March 27, 2027 or for future years, or that if not met, waivers would be available. If a waiver is not obtained, cross defaults with the Wells Credit Facility (as defined below) and the GB Term Loan (as defined below) would arise.
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
On July 15, 2024, the Company obtained a support letter (the “Shareholder Support Letter”) from one
o
f its controlling shareholders, Mangrove Holding S.A. (“Mangrove”), providing financial support in an amount of up to $3.75 million that was available until July 31, 2025, of which up to $2.75 million was available prior to January 1, 2025 and an additional amount of up to $1.0 million would be available after January 1, 2025. These amounts were available to be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability levels at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025. On November 27, 2024, the support letter was extended until December 31, 2025.
On June 26, 2025, the Shareholder Support Letter was terminated and replaced with a loan agreement entered into between Mangrove and the Company whereby Mangrove advanced $3.75 million of additional indebtedness to fund the Company’s working capital requirements, at an annual interest rate of 15%, which would be repayable, in full, on December 24,
2026 (the “Mangrove Loan”). In addition, on July 21, 2025, the Company obtained from Mangrove a deferral of interest payments payable in relation to the Mangrove Loan, of up to a maximum of $0.6 million effective immediately and through to July 31, 2026. On June 5, 2026, the Mangrove Loan agreement was amended and restated extending the maturity date until June 2031 (the “Amended Mangrove Loan”). Going forward, the Amended Mangrove Loan will bear interest at a rate of 12.2% effective August 1, 2026, and is agreed to be repaid through annual principal payments of $250,000 over a period of three years
, commencing in June 2028, with a final repayment of $3.0 million within a period of thirty (30) days prior to the June 2031 maturity date. All interest owed up to July 31, 2026 on the Amended Mangrove Loan is agreed to be paid in a lump sum of approximately $0.3 million, net of withholding taxes, in July 2026. The balance of interest of approximately $0.3 million, net of withholding taxes, is agreed to be paid in 12 equal installments starting in August 2026. Effective August 1, 2026, interest on the Amended Mangrove Loan shall be repayable on a monthly basis.
In conjunction with the closing of the European Acquisition, on July 8, 2025, SLR provided the Company with an additional term loan of $13.5 million to fund the European Acquisition and to fund ordinary course working capital, at the same interest rate as the current term loan with SLR which is CORRA plus (i) a CORRA adjustment of 0.32% and (ii) 7.75%, and is repayable, in full, on December 24, 2026.
On July 21, 2025, the Company obtained support letters providing financial support to the Company for an aggregate total amount of up to $1.5 million from
(i) Mangrove
for up to $500,000, (ii) Davide Barberis Canonico (the Company’s Interim President and Chief Operating Officer and member of the Company’s Board of Directors) for up to $800,000, and (iii) Marco Pasteris (the Company’s Vice-President, Business Development and Corporate Operations) for $200,000. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2026, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability levels at all times as defined by the Amended Credit Facility and Amended Term Loan. Amounts drawn under these support letters will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2026.
In addition, on July 21, 2025, the Company obtained from Montel a deferral of interest payments payable in relation to the cash advance outstanding of U.S. $1.5 million (the “Montel Cash Advance”) of up to a maximum of $0.3 million, effective immediately and through to July 31, 2026. All interest owed up to July 31, 2026 on the Montel Cash Advance is to be paid in a lump sum of approximately $0.2 million, net of withholding taxes, in July 2026. The balance of interest of approximately $0.1 million, net of withholding taxes, is agreed to be paid in 12 equal installments starting in August 2026. Effective August 1, 2026, interest on the outstanding balance on the Montel Cash Advance shall be repayable on a monthly basis.

On June 5, 2026, the Company entered into a five-year $32.5 million senior secured term loan facility with 1903P Loan Agent, LLC, an affiliate of Gordon Brothers Group (“Gordon Brothers”) and the designated administrative agent under the facility (the “GB Term Loan”). The GB Term Loan, which matures in June 2031, refinances the Company’s existing $26 million senior secured term loan credit facility which has been repaid in full. Contemporaneously with the closing of the GB Term Loan, the Company entered into an amendment and extension of its senior secured revolving credit facility with Wells Fargo, extending the maturity date until June 2031 and providing for total commitments of $93 million, an increase of $3 million (as amended, the “Wells Credit Facility”). The new and amended financing provides the Company with increased liquidity, enhanced financial flexibility and extended debt maturities, while continuing to support the execution of its strategic initiatives, including investments in store renovations, omni-channel capabilities, digital commerce initiatives and working capital requirements.
The GB Term Loan, decreasing to $30.0 million in December 2027, bears interest at a rate equal to Term CORRA (with an interest rate floor), plus a range from 6.75% to 7.75%, based on the Company’s fixed charge coverage ratio throughout the term of the GB Term Loan. The Wells Credit Facility bears interest at a rate equal to Term CORRA or SOFR, as applicable, plus a range from 2.00% to 2.5% or 1.625% to 2.125% for
drawings in U.S. dollars, based on the borrowing capacity of the Company throughout the term of the Wells Credit Facility.
Concurrently with the closing of the new and amended facilities, the Company and Mangrove, have signed an amendment to the Mangrove Loan extending the maturity date until June 2031 (“Amended Mangrove Loan”). Going forward, the Amended Mangrove Loan will bear interest at a rate of 12.2% effective August 1, 2026, and is to be repaid through annual principal payments of $250,000 over a period of three years, commencing in June 2028, with a final repayment of $3.0 million within a period of thirty (30) days prior to the June 2031 maturity date.
The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations, adhere to the terms of its committed financings, obtain favorable payment terms from suppliers as well as to maintain minimum excess availability as defined under the Wells Credit Facility and the GB Term Loan. In addition to maintaining minimum excess availability at all times as defined in the Wells Credit Facility and GB Term Loan, other loans have a working capital covenant to adhere to at the end of each fiscal year. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Wells Credit Facility and under the GB Term Loan that would result in the outstanding balances borrowed under the Wells Credit Facility and the GB Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Wells Credit Facility and the GB Term Loan are subject to cross default provisions with all other loans pursuant to which the Company is in default of any other loan, the Company will immediately be in default of both the Wells Credit Facility and the GB Term Loan.
Under the Amended Credit Facility and Amended Term Loan, the Company met its excess availability requirements as of and throughout the fiscal year ended March 28, 2026, as well as for fiscal 2025 and fiscal 2024. In addition, under the Wells Credit Facility and the GB Term Loan, the Company met its excess availability requirement as of the date these financial statements were authorized for issuance and for at least the next twelve months from the date of issuance of these financial statements.
The Company’s lenders under the Wells Credit Facility and the GB Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Wells Credit Facility and the GB Term Loan (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the amount of value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal 2026, fiscal 2025 and fiscal 2024 by the Company’s lenders under the Amended Credit Facility and Amended Term Loan.
Should a substantial doubt exist in the Company’s ability to continue as a going concern, this would trigger an event of default on both the Wells Credit Facility and the GB Term Loan, and a cross-default on the Company’s other loans.
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
Certain adverse conditions and events outlined above require consideration of management’s plans, which management believes mitigate the effect of such conditions and events. Management plans include continuing to manage liquidity actively, as well as managing liquidity measures such as cost reductions, which include monitoring spend, reducing marketing and general operating expenses, postponement of certain capital expenditures, obtaining favorable payment terms from suppliers, all of which allow for adherence to excess availability requirements. Notwithstanding, the Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months from the date of issuance of these financial statements.

2.	Significant accounting policies:

(a)	Revenue recognition:
Sales are recognized at the point of sale when merchandise is picked up by the customer or delivered to a customer. Sales to our wholesale customers are recognized when the Company has agreed to terms with its customers, the contractual rights and payment terms have been identified, the contract has commercial substance, it is probable that consideration will be collected by the Company and when control of the goods has been transferred to the customer (none in fiscal 2026). Shipping and handling fees billed to customers are included in net sales.
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
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Amounts receivable from credit card issuers are included in cash and cash equivalents and are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $1.1 million at March 28, 2026 and $0.8 million at March 29, 2025.

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
0
% to
10.9
%
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
Eligible costs incurred during the development stage of information systems projects are capitalized and amortized over the estimated useful life of the related project when ready for its intended use and presented as part of intangible assets on the Company’s balance sheet. Eligible costs include those related to the purchase, development, and installation of the related software. The costs related to the implementation of the ERP system and the
e-commerce
platform are amortized over a period of 5 years.
Intangible assets also consist of trademarks and tradenames, which are amortized using the straight-line method over a period of 15 years.
The Company had $3.2 million and $3.0 million of net book value related to intangible assets at March 28, 2026 and March 29, 2025, respectively. The Company had $3.0 million and $2.1 million of accumulated amortization of intangibles at March 28, 2026 and March 29, 2025, respectively.

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
The Company determines its lease payments based on predetermined rent escalations, rent-free periods and other incentives. The Company recognizes lease expense on a straight-line basis over the related terms of such leases, including any rent-free period and beginning from when the Company takes possession of the leased facility. Variable operating lease expenses, including contingent rent based on a percentage of sales, common area maintenance (“CAM”) charges, rent related taxes, mall advertising and adjustments to consumer price indices, are recorded in the period such amounts and adjustments are determined. Lease expense is recorded within selling, general and administrative expenses in the statement of operations.

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
a valuation allowance is provided (see Note 12(a)).

(l)	Foreign exchange:
Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the balance sheet date.

Non-monetary
assets and liabilities denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Revenue and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Foreign exchange gains (losses) of $0.6 million, ($2.4) million, and ($0.2) million were recorded in cost of goods sold for the years ended March 28, 2026, March 29, 2025, and March 30, 2024, respectively and $1.1 million, (1.0) million, and $0.2 million of gains (losses) on foreign exchange were recorded in interest and other financial costs related to U.S. dollar denominated debts for the years ended March 28, 2026, March 29, 2025, and March 30, 2024, respectively.

(m)	Impairment of long-lived assets:
The Company periodically reviews the estimated useful lives of its depreciable assets and changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset group and its eventual disposition is less than its carrying value. Measurement of an impairment loss for such long-lived assets would be based on the difference between the carrying value and the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The Company recorded a non-cash impairment charge on long-lived assets of $
0.2
 million, $
4.6
million and
nil
during fiscal
2026
,
2025
and
2024
. The impairment charge recognized during fiscal
2025
related to certain software costs associated with the delay in completing the implementation of the Company’s new ERP system.

(n)	Advertising and marketing costs:
Advertising and marketing costs are generally charged to expense as incurred and are included in selling, general and administrative expenses in the consolidated statements of operations. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain specific advertising costs which are netted against advertising expense in selling, general and administrative expenses, and amounted to $0.6 million, $0.7 million, and $0.6 million for each of the years ended March 28, 2026, March 29, 2025, and March 30, 2024, respectively. Advertising and marketing expense, net of vendor cooperative advertising allowances, amounted to $4.5 million, $4.6 million, and $6.8 million, in the years ended March 28, 2026, March 29, 2025, and March 30, 2024, respectively.

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
The following table sets forth the computation of basic and diluted earnings (loss) per common share for the years ended March 28, 2026, March 29, 2025, March 30, 2024:

	Fiscal Year Ended
	March 28, 2026	March 29, 2025	March 30, 2024
	(In thousands, except per share data)
Basic income (loss) per common share computation:
Numerator:
Net income (loss)	$(3,395)	$(12,819)	$(4,631)
Denominator:
Weighted-average common shares outstanding	19,600	19,357	19,058
Income (loss) per common share	$(0.17)	$(0.66)	$(0.24)
Diluted (loss) income per common share computation:
Numerator:
Net income (loss)	$(3,395)	$(12,819)	$(4,631)
Denominator:
Weighted-average common shares outstanding	19,600	19,357	19,058

Dilutive effect of stock options and warrants	—	—	—

Weighted-average common shares outstanding – diluted	19,600	19,357	19,058
Diluted income (loss) per common share	$(0.17)	$(0.66)	$(0.24)

F-1
6

(r)
For the years ended March 28, 2026, March 29, 2025 and March 30, 2024, 0.1, 0.2 and 0.8 million respectively, Class A voting shares underlying outstanding option awards were excluded from the computation of diluted earnings per share due to the Company reporting a net loss.

(s)	Recent Accounting Pronouncements adopted during the year:
On December 14, 2023, the FASB issued ASU 2023-09: Income Taxes (Topic 740):
Improvements to income tax disclosures
, which primarily enhances the annual income tax disclosures for the effective tax rate reconciliation and income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024. The Company adopted the pronouncement, for the year ended March 28, 2026 financial statements on a prospective basis and the related disclosures are included in Note 12. Income Taxes.
Recent Accounting Pronouncements not yet adopted:
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
On July 14, 2025, the Financial Accounting Standards Board (“FASB”) issued ASU 2025-05
, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets
, which simplifies the measurement of expected credit losses for accounts receivable and contract assets. This ASU is effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The amendments should be applied prospectively, with certain transition provisions permitted. Management continues to evaluate the impact of this ASU on the consolidated financial statements.

3.	Business Acquisition:
On June 6, 2025, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with the shareholders of 1067830 Ontario Limited (“the Target”), a company incorporated under the laws of Ontario, to acquire the Target and its wholly-owned subsidiaries which operate four retail locations in Toronto, Ontario, under the European Boutique (“European”) brand and are engaged primarily in luxury timepieces and jewelry retail activities.
On July 8, 2025, the Company acquired all of the outstanding shares of 1067830 Ontario Limited, along with its wholly-owned subsidiaries, for a total purchase price of $10.8 million (or $8.1 million net of cash acquired) including purchase price adjustments for working capital. The purchase price was paid with $9.7 million of cash consideration at closing and a note payable of $1.1 million payable to the seller on the first anniversary of the closing date. The vendor note payable is interest bearing at the CORRA rate plus 2.3% per annum. The combination of the Company and European creates a leading Canadian-based luxury jewelry and timepieces company with a more diverse multi-brand portfolio. In connection with the acquisition, the Company incurred $0.4 million of acquisition-related costs ($0.2 million in the fiscal year ending March 29, 2025) which were recorded as SG&A in the consolidated statement of operations.
The Company accounted for the acquisition of European under the acquisition method of accounting for business combinations and the results of European were consolidated with those of the Company from the date of acquisition. Accordingly, the cost was allocated to the underlying net assets based on their respective fair values.
The Company has allocated the purchase price to the assets acquired and the liabilities assumed based on management’s best estimates of their values.
The following table presents the fair value of the assets acquired and liabilities assumed from European on July 8, 2025:

Fair Value at Acquisition Date (In thousands)
Assets Acquired and Liabilities assumed
Cash and cash equivalents	$2,731
Accounts receivable and other receivables	545
Inventories	9,035
Prepaid and other current assets	261
Property and equipment	1,887
Operating lease right-of-use assets	8,594
Tradename (1)	677

Identifiable assets acquired	23,730

Accounts payable	3,948
Accrued liabilities	384
Operating lease liabilities	8,594

Liabilities assumed	12,926

Net assets acquired	$10,804

(1)	The fair value of the tradename was determined using the relief-from-royalty method, an income approach valuation methodology. The tradename is being amortized on a straight-line basis over 15 years.

Supplementary	information - Unaudited:
European incurred a net profit of $1.5 million for the period from July 8 to March 28, 2026. Revenue for this period was $19.5 million. If European had been acquired on March 30, 2025, revenue of the Company would have been $213.1 million for the year ended March 28, 2026 ($203.5 million – March 29, 2025). However, due to a lack of U.S. GAAP-specific data prior to the acquisition of European, pro-forma profit or loss of the combined entity for the year ending March 28, 2026 cannot be determined reliably.

4.	Accounts receivable and other receivables:
Accounts receivable, net of allowance for credit losses, at March 28, 2026 and March 29, 2025 consist of the following:

	As of
	March 28, 2026	March 29, 2025
	(In thousands)
Customer trade receivables	$2,536	$3,886
Other receivables	1,820	2,722

	$4,356	$6,608

Continuity of the allowance for doubtful accounts is as follows (in thousands):

Balance March 25, 2023	$1,254
Provision for credit losses	555
Net write offs	(433)

Balance March 30, 2024	$1,376
Provision for credit losses	122
Net write offs	(501)

Balance March 29, 2025	$997
Provision for credit losses	617
Net write offs	(682)

Balance March 28, 2026	$932

Other receivables mainly relate to tenant allowances receivable from certain landlords and indirect taxes.
Certain sales plans relating to customers’ use of Birks credit cards provide for revolving lines of credit and/or installment plans under which the payment terms exceed one year.
The receivables repayable within a timeframe exceeding one year included under such plans amounted to approximately $
1.4
 million and $
1.1
 million at March 28, 2026 and March 29, 2025, respectively, which are not included in customer trade receivables outlined above and are included in long-term receivables on the Company’s balance sheet.

F-1
8

The following table disaggregates the Company’s accounts receivables and other receivables and long-term receivables excluding the allowance for doubtful accounts as at March 28, 2026:

	Current	1 – 30 days past due	31 – 60 days past due	61 – 90 days past due	Greater than 90 days past due	Total
Customer in-house receivables	$3,491	$44	$30	$73	$1,191	$4,829
Other receivables	983	25	9	15	788	1,820

	$4,474	$69	$39	$88	$1,979	$6,649

The following table disaggregates the Company’s accounts receivables and other receivables and long-term receivables excluding the allowance for doubtful accounts as at March 29, 2025:

	Current	1 – 30 days past due	31 – 60 days past due	61 – 90 days past due	Greater than 90 days past due	Total
Customer in-house receivables	$4,678	$107	$64	$43	$1,076	$5,968
Other receivables	1,401	218	38	31	1,034	2,722

	$6,079	$325	$102	$74	$2,110	$8,690

F-1
9

5.	Inventories:
Inventories, net of reserves, are summarized as follows:

	As of
	March 28, 2026	March 29, 2025
	(In thousands)
Raw materials and work in progress	$2,672	$3,926
Finished goods	123,440	112,351

	$126,112	$116,277

Continuity of the inventory reserves excluding $0.2 million, $0.1 million, $0.2 million and $0.3 million for shrink and damage reserves as at March 28, 2026, March 29, 2025, March 30, 2024 and March 25, 2023, respectively, are as follows (in thousands):

Balance March 25, 2023	$1,875
Additional charges	688
Deductions	(367)

Balance March 30, 2024	2,196
Additional charges	565
Deductions	(325)

Balance March 29, 2025	$2,436
Additional charges	1,291
Deductions	(879)

Balance March 28, 2026	$2,848

6.	Property and equipment:
The components of property and equipment are as follows:

	As of
	March 28, 2026	March 29, 2025
	(In thousands)
Leasehold improvements	$42,951	$39,719
Furniture, fixtures and equipment	16,439	16,063
Software and electronic equipment	17,119	16,643

	76,509	72,425
Accumulated depreciation and impairment charges	(53,342)	(47,045)

	$23,167	$25,380

The Company did not write off any gross fixed assets that were fully depreciated during the year ended March 28, 2026 (March 29, 2025 - $1.5 million). Property and equipment, having a cost of $4.9 million and net book value of $3.9 million at March 28, 2026, and a cost of $9.1 million and a net book value of $7.6 million at March 29, 2025, are under finance leasing arrangements.

7.	Bank indebtedness:
As of March 28, 2026 and March 29, 2025, bank indebtedness consisted solely of amounts owing under the Company’s Amended Credit Facility, which had an outstanding balance of $71.7 million ($72.0 million net of $0.3 million of deferred financing costs) and $73.6 million ($73.8 million net of $0.2 million of deferred financing costs), respectively. The Company’s Amended Credit Facility is collateralized by substantially all of the Company’s assets. The Company’s excess borrowing capacity was $17.6 million as of March 28, 2026 and $15.5 million as of March 29, 2025. The Company met its excess availability requirements throughout fiscal 2026, and as of the date of these financial statements.
The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its $90.0 million Amended Credit Facility with Wells Fargo Capital Finance Corporation Canada. On October 23, 2017, the Company entered into a credit facility with Wells Fargo Capital Finance Corporation Canada (“Wells Fargo”, successor to Wells Fargo Canada Corporation), for a maximum amount of $85.0 million and maturing in
October 2022
. On December 24, 2021, the Company entered into the Amended Credit Facility with Wells Fargo. The Amended Credit Facility extended the maturity date of the Company’s pre-existing
loan from October 2022 to
December 2026
and provided the Company with an option to increase the total commitments thereunder by up to $5.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. On September 6, 2024, the Company exercised the option to increase the credit facility by $5 million, bringing the credit facility to a maximum of $90 million. The Amended Credit Facility bears interest at a rate of Canadian Overnight Repo Rate Average (“CORRA”) plus a spread ranging from 1.5% - 2.0% depending on the Company’s excess availability levels. The Company is required to maintain minimum excess availability at all times, as defined in the Amended Credit Facility and Amended Term Loan. The Company was above the minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan throughout fiscal 202
6
.

F-
20

On June 26, 2024, the Company entered into an amendment to the Amended Credit Facility with Wells Fargo. The amendment replaced the interest rate of Canadian Dollar Offered Rate (“CDOR”)

plus a spread ranging from
1.5
% -
2
% depending on the Company’s excess availability levels for the interest rate of CORRA plus a CORRA adjustment ranging from
0.30
% to
0.32
% and a spread ranging from
1.5
% -
2
% depending on the Company’s excess availability levels.
On June 29, 2018, the Company secured a $12.5 million term loan with Crystal Financial LLC (dba SLR Credit Solutions) (“SLR”). On December 24, 2021, the Company entered into an Amended Term Loan with SLR. The Amended Term Loan extended the maturity date of the Company’s pre-existing
loan from October 2022 to
December 2026
. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of CORRA plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CORRA plus 7.00% or CORRA plus 6.75% depending on the Company complying with certain financial covenants. The Company is required to maintain minimum excess availability, at all times as defined in the Amended Credit Facility and Amended Term Loan. The Amended Term Loan is required to be repaid upon maturity.
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
On July 8, 2025, the Company entered into an amendment to the Amended Term Loan with SLR, whereby SLR provided the Company with an additional term loan of $13.5 million to fund the European Acquisition and to fund ordinary course working capital (the “Incremental Loan” and, together with the Amended Term Loan, the “SLR Term Loan”). The Incremental Loan bears interest at the same rate as the current term loan with SLR. Under this amendment to the Amended Term Loan, the Company is required to ensure that the aggregate amount outstanding under this agreement and the Amended Credit Facility does not exceed the lesser of $116 million and the borrowing base contemplated in the Amended Term Loan.
In addition, contemporaneously with the Incremental Loan, on July 8, 2025, the Company entered into an amendment and waiver to the Amended Credit Facility with Wells Fargo whereby Wells Fargo waives certain provisions of the existing Amended Credit Facility to permit the European Acquisition, the Incremental Loan and the Mangrove Loan. Under this amendment and waiver to the Amended Credit Facility, the Company is entitled to borrow an amount not to exceed the lesser of $90 million and the most recent borrowing base delivered by the Company to its senior secured lenders.
The Company’s borrowing capacity under both its Amended Credit Facility and its Amended Term Loan is based upon the value of the Company’s inventory and accounts receivable, net of reserves and availability blocks, which is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.
Both the Company’s Amended Credit Facility and its Amended Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its Amended Credit Facility and its Amended Term Loan. In the event that minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan is not maintained in accordance with the Company’s Amended Credit Facility and its Amended Term Loan, this would be considered an event of default thereunder that provides the lenders the right to require the outstanding balances borrowed under the Company’s Amended Credit Facility and its Amended Term Loan become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have minimum excess availability as defined in the Wells Credit Facility and GB Term Loan for at least the next twelve months from the date of issuance of these financial statements.
Refer to Note 19 Subsequent events.
The Company’s Amended Credit Facility and its Amended Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations; the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either
(
i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or
(
ii) maintain excess availably of at least 25% of the line cap and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Company’s Amended Credit Facility and its Amended Term Loan provide that no financial covenants are required to be met other than already described.

F-2
1

The Company’s lenders under its Amended Credit Facility and its Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under its credit facilities (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operations of its business, (ii) cover any deterioration in the value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during fiscal year 2026 by the Company’s senior secured lenders.
The information concerning the Company’s bank indebtedness is as follows:

	Fiscal Year Ended
	March 28, 2026	March 29, 2025
	(In thousands)
Maximum borrowing outstanding during the year	$78,011	$77,286
Average outstanding balance during the year	$72,311	$69,747
Weighted average interest rate for the year	5.3%	7.3%
Effective interest rate at year-end	5.0%	5.5%
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

8.	Accrued Liabilities
The components of accrued liabilities are as follows:

	As of
	March 28, 2026	March 29, 2025
	(In thousands)
Compensation related accruals	$3,143	$2,641
Interest and bank fees	1,548	783
Accrued property and equipment additions	536	657
Sales return provision	168	226
Professional and other service fees	827	1,025
Other	1,262	721

Total accrued liabilities	$7,484	$6,053

F-2
2

9.	Long-term debt and long-term debt due to related parties:

(a)	Long-term debt and long-term debt due to related parties consists of the following:

	As of
	March 28, 2026	March 29, 2025
	(In thousands)
Term loan from SLR Credit Solutions, bearing interest at an annual rate of CORRA plus a CORRA adjustment of 7.75%, repayable at maturity in December 2026, secured by the assets of the Company (net of deferred financing costs of $ 458 and $ 140 ,respectively). Refer to Notes 7 and 19 for additional information.	$25,542	$12,360
$ 10 million term loan from Investissement Québec, bearing interest at an annual rate of 3.14%, repayable in 60 equal payments beginning in July 2021 (net of deferred financing costs of $ nil and $ nil , respectively)	833	2,833
$ 0.4 million term loan from Business Development Bank of Canada, bearing interest at an annual rate of 8.3 % repayable in 72 monthly payments beginning in July 2021	89	160
U.S. $1.5 million cash advance owing to the Company’s controlling shareholder, Montel, bearing interest at an annual rate of 11%, net of withholding taxes (Note 17 (c))	2,081	2,146
$3.75 million loan owing to the Company’s controlling shareholder, Mangrove, bearing interest at an annual rate of 15%, repayable in full in December 2026 (net of deferred financing costs of $25 and $ nil ,respectively) (Note 17 (h)). Refer to Note 19 for additional information.	3,725	—
Obligations under finance leases , at annual interest rates between 0.6 % and 14%, secured by leasehold improvements, furniture, and equipment, maturing at various dates to August 2030 (net of deferred financing costs of $ 5 and $ 25 , respectively)	1,984	4,510
Eligible borrowing amount of up to $ 4.3 million loan from Investissement Québec, bearing interest at an annual rate of 1.41%, repayable in 60 equal payments beginning in June 2027 (net of deferred financing costs of $ 65 and $ 76 , respectively)	4,235	4,225

	38,489	26,234
Less current portion of long-term debt	(2,697)	(4,860)

	$35,792	$21,374

(b)
On July 8, 2020, the Company secured a six-year term loan with Investissement Québec in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company. The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021. On January 4, 2023, the Company received a loan forgiveness in the amount of $0.2 million that is being recognized over the term of the loan. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On July 12, 2024, the Company received a tolerance letter from Investissement Québec that allows the Company, as at March 29, 2025 to tolerate a working capital ratio of 0.90. As at March 29, 2025, the working capital ratio was 0.88. On July 14, 2025, Investissement Québec modified the working capital covenant for fiscal years ending March 29, 2025 and March 28, 2026 to 0.88 and amended the loan agreement such that starting in fiscal 2026 and for the duration of the loan, the interest rate will be adjusted depending on the current ratio calculated at year end. As of March 28, 2026, the working capital ratio was 0.94. On March 24, 2026, the Company received a deferral of principal payments payable in relation to this term loan for a duration of four months starting March 1, 2026 and ending on June 30, 2026. The remaining term loan of $0.8 million is agreed to be repaid in full on July 31, 2026.

(c)
On March 26, 2020, the Company secured a
6
-year
term loan with Business Development Bank of Canada (BDC), as amended, for an amount of $
0.4
 million to be used specifically to finance the renovations of the Company’s Brinkhaus store location in Calgary, Alberta. As of March 28, 2026, the Company has $
0.1
 million outstanding on the loan ($
0.2
 million as of March 29, 2025). The loan bears interest at a rate of
8.3
% per annum and is repayable in

monthly payments from June 26, 2021, the date of the drawdown.

F-2
3

(d)
On July 14, 2023, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for store construction and renovation. The maximum borrowing amount under this facility is U.S $
3.6
million (CAD $
4.7
million). By the end of fiscal 2024, the Company had borrowed a total amount of U.S. $2.4 million (CAD $3.3 million) against this facility. The capital lease financing bears interest at approximately 20% annually and is repayable over 24 months. As of March 28, 2026 and March 29, 2025, the Company has U.S. $nil (CAD $nil) and U.S. $0.6 million (CAD $0.9 million), respectively, outstanding under this facility.

On February 1, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the construction of a new store. The maximum borrowing amount under this facility is U.S. $2.5 million (CAD $3.4 million). During fiscal 2025, the Company had borrowed a total amount of U.S. $2.4 million (CAD $3.3 million) against this facility. The capital lease financing bears interest at approximately 14% annually and is repayable over 24 months. As of March 28, 2026 and March 29, 2025, the Company has U.S. $0.9 million (CAD $1.3 million) and U.S. $1.9 million (CAD $2.8 million), respectively, outstanding under this facility.
On June 3, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the partial renovation of a store. The maximum borrowing amount under this facility is U.S. $
0.6
 million (CAD $
0.8
million). During fiscal 2025, the Company had borrowed a total amount of U.S. $
0.6
 million (CAD $
0.8
million) against this facility. The capital lease financing bears interest at approximately
14
% annually and is repayable over 24 months. As of March 28, 2026 and March 29, 202
5
, the Company has U.S. $
0.3
 million (CAD $
0.4
million) and U.S. $0.5 million (CAD $0.7 million), respectively, outstanding under this facility.

(e)
On August 24, 2021, the Company entered into a
10-year
loan agreement with Investissement Québec for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform
and enterprise resource planning system. In order to obtain the financing, the Company has agreed to maintain a certain number of employees in Quebec. As of March 30, 2024, the Company had fully drawn on the loan. As of March 28, 2026, the Company has $4.3 million outstanding on the loan ($4.3 million outstanding as of March 29, 2025). The loan bears interest at a rate of 1.41% per annum and is repayable in 60 equal payments beginning 60 months after the date of the first draw in July 2022. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 at the end of the Company’s fiscal year. On July 12, 2024, the Company received a tolerance letter from Investissement Québec that allows the Company, as at March 29, 2025 to tolerate a working capital ratio of 0.90. As at March 29, 2025, the working capital ratio was 0.88. On July 14, 2025, Investissement Québec modified the working capital covenant for fiscal years ending March 29, 2025 and March 28, 2026 to 0.88 and amended the loan agreement such that starting
in fiscal 2026 and for the duration of the loan, the interest rate will be adjusted depending on the current ratio calculated at year end. As of March 28, 2026, the working capital ratio was 0.94.

(f)	Future minimum lease payments for finance leases required in the following five years are as follows (in thousands):

Year ending March:
2027	$1,907
2028	72
2029	65
2030	53
2031	31

2,128
Less imputed interest	(139)

$1,989

(g)	Principal payments on long-term debt required in the following five years and thereafter, including obligations under finance leases, are as follows (in thousands):

Year ending March:
2027	$2,697
2028	794
2029	1,167
2030	1,160
2031	1,140
Thereafter	32,085

$39,043

(h)	As of March 28, 2026 and March 29, 2025, the Company had $0.2 million, and $0.2 million, respectively, of outstanding letters of credit.

10.	Other long-term liabilities:
In fiscal 2026 and 2025, the Company entered into various inventory supplier agreements relating to inventory purchases. These agreements require an initial payment upon receipt or within 30 days after receipt of inventory and the balances are repayable over monthly installments ranging
from
12
to
34
months. Certain of these inventory agreements are interest-free or interest-bearing at a rate ranging from
4.75
% to
6
%. As of March 28, 2026, the Company has U.S. $
12.2
 million (CAD $
16.9
million) outstanding on these inventory supplier agreements of which U.S. $
1.3
 million (CAD $
1.9
million) is presented in other long-term liabilities and the balance as accounts payable. As of March 29, 2025, the Company had U.S. $
7.6
 million (CAD $
10.9
million) outstanding on these inventory supplier agreements of which U.S. $
2.9
 million (CAD $
4.2
million) is presented in other long-term liabilities and the balance as accounts payable.
The cash flows related to inventory supplier agreements are presented in operating cash flows.
11.	Benefit plans and stock-based compensation:

(a)	Stock option plans and arrangements:
The Company can issue stock options, stock appreciation rights, deferred share units and restricted stock units to executive management, key employees and directors under the stock-based compensation plans discussed below. The Company’s stock trades on the NYSE American and is valued in U.S. dollars, as such all prices in Note 11 are denominated in U.S. dollars.
The Company has a
Long-Term
Incentive Plan under which awards may be made in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of the Company. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The Long-Term Incentive Plan provided for the grant of units and performance units or share awards. As of March 28, 2026, there were nil cash-based stock appreciation rights that were exercisable under the Long-Term Incentive Plan (March 29, 2025 –
10,000
). The remaining cash-based stock appreciation rights expired in Fiscal 2026. The Company has not made any grants under this incentive plan in the past three years. As at March 28, 2026, the Company has recognized a liability of nil in relation to these stock appreciation rights ($
nil
as at March 29, 2025).
As of March 28, 2026, there were no stock options to purchase Class A voting shares outstanding under the Long-Term Incentive Plan. On December 19, 2024, stock options to purchase
20,000
Class A voting shares were exercised. During fiscal 2026, 2025, and 2024, no stock options were granted under the Long-Term Incentive Plan. Total compensation cost for options recognized in expenses was nil
in each of fiscal 2026, 2025, and 2024. This Long-Ter
m
 Incentive Plan expired in February 2016 and no further awards will be granted under this plan. However, the Long-Term Incentive Plan will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms.
On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”), and same was approved by the Company’s shareholders on September 21, 2016. Further to the Omnibus LTIP, the Company’s directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time
be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. As of March 26, 2021, there were a total of
1,000,000
shares of the Company’s Class A voting shares reserved for issuance under the Omnibus LTIP. On January 11, 2022, the Omnibus LTIP was amended to increase the number of the Company’s Class A voting shares reserved for issuance under the Omnibus LTIP from
1,000,000
to
1,500,000
. This increase was ratified by a majority of shareholders in September 2022. In no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed
1,796,088
Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. As of March 28, 2026, there were no
stock options to purchase Class A voting shares outstanding under the Omnibus LTIP as
12,000
stock options expired during fiscal 2025, all of which were granted during fiscal 2017, with a three-year vesting period, an average exercise price of $
1.43
and an expiration date of
10
years after the grant date. No additional stock options were granted under this plan since then. Total compensation cost for options recognized in expenses was nil in each of fiscal 2026, 2025, and 2024.
The following is a summary of the activity of Birks’ stock option plans and arrangements.

		Weighted average
	Options	exercise price
Outstanding March 30, 2024	32,000	1.02
Exercised	(20,000)	0.78
Forfeited	(12,000)	1.43

Outstanding March 28, 2026 and March 29, 2025	—	$—

F-2
5

(b)	Restricted stock units and deferred share unit plans:
On September 17, 2020, the Company issued 375,000 cash-settled restricted stock units (“RSUs”) to members of senior management under the Omnibus LTIP. These units vest after three years and expire within two months following the vesting date. Compensation expense is based on the fair value of the RSU and the liability is re-measured
at each reporting period. On December 20, 2021, the Company converted 325,000 of the outstanding cash-settled RSUs to equity-settled awards and as a result, the liability outstanding at that date of $0.9 million was reclassified to additional paid-in
capital. At March 28, 2026 and March 29, 2025, there were nil outstanding cash-settled RSUs as all remaining cash-settled RSUs were exercised in fiscal 2024 and nil outstanding equity-settled RSUs as all remaining equity-settled RSUs were exercised in fiscal 2024. Total compensation cost for equity-settled RSU’s recognized in expense was nil, nil and $0.03 million in fiscal 2026, 2025, and 2024, respectively.
The Company issued 245,454 cash-settled deferred share units (“DSUs”) to members of the board of directors on October 1, 2025 (143,829 on October 1, 2024 and 70,000 DSUs on October 1, 2023).

On December 20, 2021, the Company converted all of the 750,482 outstanding cash-settled DSUs to equity-settled awards and as a result, the liability outstanding at that date of $4.6 million was reclassified to additional paid-in-capital.
During fiscal 2026, 61,094 cash-settled and 110,588 equity-settled DSUs were exercised (8,896 cash-settled and 408,718 equity-settled DSUs exercised for fiscal 2025 and 8,896 cash-settled and 10,000 equity-settled DSUs exercised for fiscal 2024). At March 28, 2026, 415,981 cash-settled DSUs were outstanding (March 29, 2025 – 231,621 and March 30, 2024
—
96,688) and 221,176 equity-settled DSUs were outstanding (March 29, 2025 – 331,764 and March 30, 2024 – 740,482). These units are exercisable immediately upon the date the member ceases being a director and expire on December 31 of the following year.
A summary of the status of the Company’s cash-settled DSUs and cash-settled RSUs at March 28, 2026 is presented below:

DSU
Outstanding March 25, 2023	35,584
Grants of new units	70,000
Exercised	(8,896)

Outstanding March 30, 2024	96,688
Grants of new units	143,829
Exercised	(8,896)

Outstanding March 29, 2025	231,621
Grants of new units	245,454
Exercised	(61,094)

Outstanding March 28, 2026	415,981

The fair value of cash-settled DSUs is measured based on the Company’s share price at each period end. As at March 28, 2026, the liability for all cash-settled DSU’s was $0.4 million (March 29, 2025 – $0.4 million and March 30, 2024 – $0.4 million). The closing stock price used to determine the liability for fiscal 2026 was U.S. $0.70 (U.S. $
1.16
as at March 29, 2025). Total compensation cost (gain) for DSUs recognized in expense was ($0.2) million, ($0.5) million, and ($0.3) million in fiscal 2026, 2025, and 2024, respectively.

RSU
Outstanding March 25, 2023	50,000
Exercised	(50,000)

Outstanding March 30, 2024	—
Exercised	—

Outstanding March 29, 2025 and March 28, 2026	—

The fair value of cash-settled RSUs is measured based on the Company’s share price at each period end. As at March 28, 2026, the liability for all vested cash-settled
RSUs was nil (March 29, 2025
—
nil and March 30, 2024
—
nil). Total compensation cost (gain) for cash-settled RSU’s recognized in expense was nil, nil, and $(0.2) million in fiscal 2026, 2025, and 2024, respectively.
A summary of the status of the Company’s equity-settled DSUs at March 28, 2026 is presented below:

DSU
Outstanding March 25, 2023	750,482
Exercised	(10,000)

Outstanding March 30, 2024	740,482
Exercised	(408,718)

Outstanding March 29, 2025	331,764
Exercised	(110,588)

Outstanding March 28, 2026	221,176

The equity-settled DSUs are recorded at fair value at grant or modification date and not subsequently re-measured.

F-2
6

12.	Income taxes:
The Company evaluates its deferred tax assets to determine if any adjustments to its valuation allowances are required. As part of this analysis, the Company could not reach the required conclusion that it would be able to more likely than not realize the value of net deferred tax assets in the future. As a result, the Company has a non-cash valuation allowance of $30.8 million (March 29, 2025 - $29.2 million) against the majority of the Company’s net deferred tax assets.
The significant items comprising the Company’s net deferred tax assets at March 28, 2026 and March 29, 2025 are as follows:

	Fiscal Year Ended
	March 28, 2026	March 29, 2025
	(In thousands)
Deferred tax assets:
Loss and tax credit carry forwards	$14,466	$15,436
Difference between book and tax basis of property and equipment and intangible assets	9,889	9,164
Operating lease liabilities net of right-of-use assets	2,206	2,656
Other reserves not currently deductible	1,405	1,296
Interest and financing expenses not currently deductible	3,340	2,076
Other	298	—

	31,604	30,628
Deferred tax liabilities:
Investment in joint venture	(765)	(842)
Other	—	(561)

	(765)	(1,403)
Net deferred tax asset before valuation allowance	30,839	29,225
Valuation allowance	(30,839)	(29,225)

Net deferred tax asset	$—	$—

F-2
7

The following disclosures are presented below in accordance with the adoption of ASU 2023-09, as described in Note 2 (s)
Recent Accounting Pronouncements adopted during the year
, for the fiscal year ended March 28, 2026.
For financial reporting purposes, loss before income taxes includes the following components:

Fiscal Year Ended
March 28, 2026
(In thousands)
Canada	$3,395
United States	—
Foreign	—

$3,395

The Company’s income tax expense (benefit) consists of the following components:

Fiscal Year Ended
March 28, 2026
(In thousands)
Income tax expense (benefit):
Current	$—
Quebec	—
Ontario	—
Alberta	—
British-Columbia	—
Deferred	(1,614)
Valuation allowance	1,614

Income tax expense	$—

The Company’s current tax payable was nil at March 28, 2026.
The Company had paid income taxes in the following jurisdiction:

Fiscal Year Ended
March 28, 2026 (In thousands)
Canadian Federal taxes	$—
Canadian Provincial taxes	—
Quebec	—
Ontario	—
Alberta	—
British-Columbia	—
Foreign taxes	—

Total	$—

The following reconciles income taxes calculated at the Canadian statutory rate with the actual income tax expense. This rate was used because Canada is the domicile of the Company.

	Fiscal Year Ended
	March 28, 2026 (In thousands and percentages)
Loss before tax	$(3,395)
Canadian Federal tax rate	(509)	15.0%
Canadian Provincial tax rates
Quebec	(173)	5.1%
Ontario	(102)	3.0%
Alberta	(56)	1.6%
British-Columbia	(36)	1.1%
Foreign tax effects	—	0.0%
Effect of changes in tax laws or rates enacted in the current period	—	0.0%
Effect of cross-border tax laws	—	0.0%
Tax credits	—	0.0%
Changes in valuation allowances	1,614	(47.6%)
Non taxable equity in earnings of joint venture	(288)	8.5%
Non taxable dividend from joint venture	(379)	11.2%
Changes in unrecognized tax benefits	—	0.0%
Permanent differences and other	(71)	2.1%

Income tax expense	$—	—

At March 28, 2026, the Company had federal non-capital losses of $51.0 million available to reduce fu
ture Canadian federal taxable income and investment tax credits (“ITC’s”) in Canada of $0.16 million available to reduce future Canadian federal income taxes payable which will expire between 2035 and 2045. At March 28, 2026, the Company also has capital losses of $1.9 million available to reduce future Canadian capital gains. The capital losses do not expire. In addition to losses, the Company has restricted interest and financing expenses of $12.9 million avail
able to reduce future Canadian federal taxable income, which do not expire.
The following disclosures are presented below in accordance with the guidance prior to the adoption of ASU 2023-09, as described in Note 2(s) Recent Accounting Pronouncements adopted during the year, for the fiscal years ended March 29, 2025 and March 30, 2024, respectively.

	Fiscal Year Ended
	March 29, 2025	March 30, 2024
	(In thousands)
Income tax expense (benefit):
Current	$—	$—
Deferred	(3,076)	(1,329)
Valuation allowance	3,076	1,329

Income tax expense	$—	$—

The Company’s current tax payable was nil at March 29, 2025 and March 30, 2024.
The Company’s provision for income taxes varies from the amount computed by applying the statutory income tax rates for the reasons summarized below:

	Fiscal Year Ended
	March 29, 2025	March 30, 2024
Canadian statutory rate	25.7%	25.7%
Utilization of unrecognized losses and other tax attributes	(27.1%)	(28.6%)
Non-deductible equity in earnings joint venture	2.4%	6.0%
Permanent differences and other	(1.0%)	(3.1%)

Total	0.0%	0.0%

13.	Capital stock:
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

	Class A common stock		Class B common stock		Total common stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance as of March 30, 2024	11,447,999	$40,725	7,717,970	$57,755	19,165,969	$98,480

Settlement of stock units and stock options	428,718	2,129	—	—	428,718	2,129

Balance as of March 29, 2025	11,876,717	$42,854	7,717,970	$57,755	19,594,687	$100,609

Settlement of stock units	110,588	565	—	—	110,588	565

Balance as of March 28, 2026	11,987,305	$43,419	7,717,970	$57,755	19,705,275	$101,174

F-
30

14.	Leases:
Amounts recognized in the consolidated statement of operations were as follows:

	March 28, 2026	March 29, 2025	March 30, 2024
		(In thousands)
Fixed operating lease expense	$11,453	$9,613	$11,874
Variable operating lease expense	6,071	5,109	5,569

Total lease expense	$17,524	$14,722	$17,443

Variable operating lease expense includes percentage rent, taxes, mall advertising and common area maintenance charges.
The weighted average remaining operating lease term was 5.7 years and the weighted average discount rate was 10.0% for all of the Company’s operating leases as of March 28, 2026.
The following table provides supplemental cash flow information related to the Company’s operating leases:

	March 28, 2026	March 29, 2025	March 30, 2024
		(In thousands)
Cash outflows from operating activities attributable to operating leases	$13,837	$13,370	$13,422
Right-of-use assets obtained in exchange for Operating lease liabilities (1)	$8,930	$4,672	$1,503

(1)
Right-of-use
assets obtained are recognized net of leasehold inducements. For the period ending March 28, 2026, leasehold inducements totaled $0.2 million and $0.3 million is included in Accounts Receivable and other receivables. For the period ending March 29, 2025 and March 30, 2024 respectively, leasehold inducements totaled $1.9 million ($1.7 million) of which $0.3 million ($0.8 million) is included in Accounts Receivable and other receivables.

The following table reconciles the undiscounted cash flows expected to be paid in each of the next five fiscal years and thereafter to the operating lease liability recorded on the Consolidated Balance Sheet for operating leases and finance leases which is included in long-term debt as of March 28, 2026.

Minimum Lease Payments as of March 28, 2026
(in thousands)
Year ending March:	Operating
2027	$14,762
2028	13,648
2029	11,496
2030	10,616
2031	8,162
Thereafter	15,228

Total minimum lease payments	73,912
Less: amount of total minimum lease payments representing interest	(18,391)

Present value of future total minimum lease payments	55,521
Less: current portion of lease liabilities	(9,623)

Long-term lease liabilities	$45,898

On June 20, 2024, the Company entered into a lease modification for one of its retail stores that modifies the lease term to January 31, 2025 and resulted in a write-off of $
17.04
million of ROU assets as well as a write down to the lease liability by $
18.4
million. The lease modification also resulted in a termination payment that is to be repaid over a period of time up to April 2026.

15.	Commitments and Contingencies:
The Company and its subsidiaries, in the normal course of business, become involved from time to time in litigation and are subject to claims. While the final outcome with respect to claims and legal proceedings pending at March 28, 2026 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.
As of March 28, 2026, the Company has a contractual obligation with a vendor related to inventory purchase commitments of €2.5 million (approximately $4.0 million in Canadian dollars) for the period from January 1 to December 31, 2026.

16.	Segmented information:
Birks’ Interim Chief Executive Officer is the Company’s chief operating decision maker (“CODM”). The CODM regularly reviews segment sales, segment cost of sales and segment unadjusted gross profit, after the elimination of any inter-segment transactions, to determine resource allocations and to assess profitability between segments. Birks’ sales are primarily derived from the retailing of jewelry, timepieces, services and other products as generated through the management of its segments. Segment unadjusted gross profit is used by the CODM to monitor and assess segment results compared to prior periods, forecasted results, and our annual profit plan. The Company aggregates operating segments with similar economic, operating and other characteristics.
The Company has two reportable segments, Retail and Other. As of March 28, 2026, Retail operated 17 stores across Canada under the Maison Birks brand, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver under the Patek Philippe brand, four retail locations in Laval, Ottawa and Toronto under the Breitling brand, one retail location in Toronto under the Omega brand, one retail location in Toronto under the Montblanc brand, and four retail locations in the Greater Toronto Area under the European Boutique brand. During fiscal 2026, the Company closed one store (one store in fiscal 2025 and three stores in fiscal 2024), and acquired four European Boutique multi-brand stores and three mono-brand boutiques through the European Acquisition (five new retail stores in fiscal 2025 and none in 2024). Other consists primarily of our e-commerce business, wholesale business (in fiscal 2025 and 2024) and gold exchange program. The two reportable segments are managed and evaluated by the CODM separately based on unadjusted gross profit. Sales and long-lived assets (other than financial instruments and deferred taxes) attributed to other foreign countries are not material and have not been disclosed separately. The significant segment expenses used by the CODM are Cost of sales Jewelry and other and Cost of sales timepieces. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. Inter-segment sales for fiscal 2026, 2025 and 2024 are not material and, therefore, such information is not presented. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.
Certain information relating to the Company’s segments
for
the years ended March 28, 2026, March 29, 2025, and March 30, 2024, respectively, is set forth below:

	Retail			Other			Total
	2026	2025	2024	2026	2025	2024	2026	2025	2024
	(In thousands)
Sales by classes of similar products and by channel:
Jewelry and other	$69,240	$59,632	$76,405	$8,886	$9,295	$9,851	$78,126	$68,927	$86,256
Timepieces	124,564	106,932	97,441	2,734	1,948	1,578	127,298	108,880	99,019

Sales to external customers	193,804	166,564	173,846	11,620	11,243	11,429	205,424	177,807	185,275
Cost of sales:
Jewelry and other	37,833	32,955	41,735	4,722	4,947	4,985	42,555	37,902	46,720
Timepieces	78,534	67,913	61,150	1,654	1,173	936	80,188	69,086	62,086

Total cost of sales (1)	116,367	100,868	102,885	6,376	6,120	5,921	122,743	106,988	108,806
Unadjusted gross profit (2)	77,437	65,696	70,961	5,244	5,123	5,508	82,681	70,819	76,469
Inventory provisions							(994)	(753)	(1,207)
Foreign exchange gains (losses)							618	(2,428)	(224)
Other unallocated costs							(3,150)	(1,330)	(1,506)
Adjustment of intercompany profit							—	—	23

Gross profit							$79,155	$66,308	$73,555

(1)	See Note 2 for information about the nature of expenses included within the cost of sales.

(2)	This is a reconciliation of the segment’s gross profits and certain unallocated costs to the Company’s consolidated gross profits.

17.	Related party transactions:

(a)	The Company is party to certain related party transactions. Balances related to these related parties are disclosed in the consolidated financial statements except the following:

	Fiscal Year Ended
	March 28, 2026	March 29, 2025 (In thousands)	March 30, 2024
Expenses incurred:
Management fees to related parties (b)	$25	$17	$41
Consultant fees to a related party (f)	—	55	217
Expense reimbursement to a related party (d)	19	26	25
Interest expense on cash advance received from controlling shareholder (c)	253	229	226
Compensation paid to a related party (e)	400	374	366
Fees charged to RMBG in exchange for retail support and administrative services (g)	(515)	(521)	(613)
Interest expense and other fees on Mangrove Loan received from controlling shareholder (h)	653	—	—
Fees on Support Letters (i)	100	—	—
Consultant fees to a related party (j)	83	—	—
Balances:
Accounts payable to related parties	199	39	117
Interest payable on cash advance received from controlling shareholder (c)	252	19	18
Receivable from joint venture (g)	28	161	214
Interest payable on Mangrove Loan received from controlling shareholder (h)	425	—	—
Fees payable on Support Letters (i)	$100	$—	$—

(b)
Effective January 1, 2016, the Company entered into a management consulting services agreement with Gestofi S.A. (“Gestofi”) all in accordance with the Company’s Code of Conduct relating to related party transactions. Under the management consulting services agreement, Gestofi provides the Company with services related to the obtaining of financing, mergers and acquisitions, international expansion projects, and such other services as the Company may request. Under the agreement, the Company paid an annual retainer of €140,000 (approximately $202,000 in Canadian dollars). The original term of the agreement was until December 31, 2016 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days’ notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In November 2018, the agreement was renewed on the same terms and conditions except that the retainer was reduced to €40,000 (approximately $61,000 in Canadian dollars). In March 2019, the agreement was amended to (i) waive the yearly retainer and reimburse only the out-of-pocket expenses related to the services, and (ii) allow for a success fee to be mutually agreed upon between the Company and Gestofi in the event that financing or a capital raise is achieved. The agreement has been renewed annually since November 2019 and was renewed in December 2025 for an additional one-year term on the same terms and conditions. In fiscal 2026, 2025, and 2024, the Company incurred expenses of €15,450 (approximately $25,000 in Canadian dollars), €11,350 (approximately $17,000 in Canadian dollars), and €28,000 (approximately $41,000 in Canadian dollars), respectively, under this agreement to Gestofi.

(c)
The Company has a cash advance outstanding from one of its controlling shareholders, Montel (formerly Montrovest), of U.S. $1.5 million (approximately $2.2 million in Canadian dollars) originally received in May 2009 from Montrovest. This cash advance was provided to the Company by Montrovest to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s Amended Credit Facility and Amended Term Loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s Amended Credit Facility permit such a payment. At March 28, 2026 and March 29, 2025 advances payable to the Company’s controlling shareholder amounted to U.S. $1.5 million (approximately $2.1 million and $2.2 million in Canadian dollars), respectively.

On July 21, 2025, the Company obtained from Montel a deferral of interest payments payable in relation to the cash advance outstanding of U.S. $
1.5
 million effective immediately and through to July 31, 2026.
On June 5, 2026, the Company and Montel agreed that all interest owed up to July 31, 2026 on the cash advance outstanding of U.S. $1.5 million be paid in a lump sum of approximately $0.2 million, net of withholding taxes, in July 2026. The balance of interest of approximately $0.1 million, net of withholding taxes, is to be paid in 12 equal installments starting in August 2026. Effective August 1, 2026, interest on the outstanding balance on the cash advance shall be repayable on a monthly basis.

(d)
In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl of certain expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s then Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s Chairman of the Executive Committee and the Company’s current Executive Chairman of the Board and Interim Chief Executive Officer, for the work performed on behalf of the Company, up to a yearly maximum of U.S. $260,000 (approximately $340,000 in Canadian dollars). The yearly maximum was reduced to U.S. $130,000 (approximately $170,000 in Canadian dollars), and in fiscal 2019 the terms were amended so that only administrative support and analytical service costs can be reimbursed. This agreement was further renewed in March 2020 on the same terms and conditions except that the expenses would be invoiced in Euros. In April 2025, the agreement was renewed for an additional one-year term on the same terms and conditions, and subsequently renewed in April 2026 for an additional one-year term on the same terms and conditions. During fiscal 2026, 2025, and 2024, the Company incurred expenses of €12,000, €17,000, and €17,000 (approximately $19,000, $26,000, and $25,000 in Canadian dollars), respectively to Regaluxe Srl under this agreement.

(e)
Effective January 1, 2017, the Company agreed to total annual compensation of €250,000 (approximately $388,000 in Canadian dollars), with Mr. Niccolò Rossi di Montelera in connection with his appointment as Executive Chairman of the Board and Chairman of the Executive Committee (until September 17, 2025 when the Executive Committee was dissolved). Mr. Rossi di Montelera does not receive any additional payments for his role as Interim Chief Executive Officer. In fiscal 2026, 2025, and 2024, the Company incurred costs of €250,000, €250,000 and €250,000 (approximately $392,000, $374,000, and $366,000 in Canadian dollars), respectively in connection with this agreement.

(f)
On March 28, 2018, the Company’s Board of Directors approved the Company’s entry into a consulting services agreement with Carlo Coda Nunziante effective April 1, 2018. Under the agreement, Carlo Coda-Nunziante, the Company’s former Vice President, Strategy, and brother-in-law to the Executive Chairman of the Board and Interim Chief Executive Officer, is providing advice and assistance on the Company’s strategic planning and business strategies for a total annual fee, including reimbursement of out-of-pocket expenses of €146,801 (approximately $222,000 in Canadian dollars), net of applicable taxes. In May 2024, the agreement was extended to September 30, 2024, and has not been renewed. In fiscal 2026, 2025 and 2024, the Company incurred charges of nil, €37,000 and €149,000 (approximately nil, $55,000 and $217,000 in Canadian dollars), including applicable taxes, respectively.

(g)
On April 16, 2021, the Company entered into a joint venture with FWI LLC (FWI) to form RMBG Retail Vancouver ULC (RMBG). The Company originally contributed nominal cash amounts as well as $1.6 million of certain assets in the form of a shareholder advance for 49% of the legal entity comprising the joint venture. This shareholder advance was fully reimbursed in fiscal 2024.

The Company provides RMBG with retail support and administrative services, and charges RMBG for these related services. During fiscal 2026, the Company charged $
514,500
to RMBG ($
520,623
and
612,500
in fiscal years 2025 and 2024, respectively). These fees are reflected as a reduction of selling, general and administrative expenses in the consolidated statement of operations. As of March 28, 2026, the Company has $
0.03
 million ($
0.2
 million as at March 29, 2025) as a receivable related to these related services, and is presented in accounts receivable and other receivables on the consolidated balance sheet. In December 2025, the Company received a dividend from RMBG, in the amount of U.S. $
1,059,459
(approximately $
1.47
 million in Canadian dollars) and U.S. $
960,784
(approximately $
1.38
 million in Canadian dollars) in December 2024, based on its respective joint venture shareholdings, which was recorded as a reduction of the equity investment on the balance sheet and an operating cash flow.

(h)
On July 15, 2024, the Company obtained a support letter (“Shareholder Support Letter”) from Mangrove, providing financial support in an amount of up to $3.75 million that is available until July 31, 2025, of which up to $2.75 million is available prior to January 1, 2025 and an additional amount of up to $1.0 million would be available after January 1, 2025. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability levels at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025. On November 27, 2024, the support letter was extended until December 31, 2025.

On June 26, 2025, the Shareholder Support Letter was terminated and replaced with the Mangrove Loan whereby Mangrove entered into a loan agreement with the Company to advance $
3.75
 million of additional indebtedness to fund the Company’s working capital requirements, at an annual interest rate of
15
%, which would be repayable, in full, on December 24, 2026. On July 21, 2025, the Company obtained from Mangrove a deferral of interest payments payable in relation to the Mangrove Loan
, effective immediately and through to July 31, 2026.
On June 5, 2026 the Company amended the Mangrove Loan agreement whereby the loan will bear interest at a rate of 12.2% effective August 1, 2026, and is agreed to be repaid through annual principal payments of $250,000 over a period of three years, commencing in
June 2028
, with a final repayment of $3.0 million within a period of thirty (30) days prior to the
June 2031
maturity date. All interest owed up to July 31, 2026 on the Mangrove Loan is agreed to be paid in a lump sum of approximately $0.3 million, net of withholding taxes, in July 2026. The balance of $0.3 million, net of withholding taxes, is agreed to be paid in 12 equal installments starting in August 2026. Effective August 1, 2026, interest on the outstanding balance on the Mangrove Loan shall be repayable on a monthly basis.

(i)
On July 21, 2025, the Company obtained support letters providing financial support to the Company for an aggregate total amount of up to $1.5 million from (i) Mangrove for up to
$500,000, (ii) Davide Barberis Canonico (a member of the Company’s Board of Directors and the Company’s Interim President and Chief Operating Officer)

for up
 to $800,000, and (iii) Marco Pasteris (the Company’s Vice-President, Business Development and Corporate Operations) for $200,000. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2026, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under these support letters will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2026.

(j)
Effective September 30, 2025, the Company signed a one-year agreement with 4Clover 2020 LLP, in connection with the appointment of Mr. Davide Barberis Canonico as Interim President and Chief Operating Officer. Under this agreement, the Company pays a fee of £500 (approximately $934 in Canadian dollars) for each business day that services are provided in Canada. The Company also assumes certain expenses, such as accommodations and travel, for a monthly maximum of approximately $10,000. In fiscal 2026, the Company incurred fees of £45,000 (approximately $83,033 in Canadian dollars) in connection with this agreement.

18.	Financial instruments:
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
The Company has determined that the carrying value of its cash and cash equivalents, accounts receivable, long-term receivables, accounts payable and accrued liabilities approximates fair value as at the balance sheet date. As of March 28, 2026 and March 29, 2025, for the $71.7 million and $73.6 million, respectively, of bank indebtedness and the $25.5 million and $12.4 million, respectively, of long-term
debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.
As of March 28, 2026 and March 29, 2025, the carrying value of the remaining fixed-rate long-term debt of $12.9 million and $13.9 million, respectively, approximates fair value as at the balance sheet date. The fair value was determined by discounting the future cash flows of each instrument at the current market interest rates for the same or similar debt instruments with the same remaining maturities adjusted for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Company considered interest rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s lenders. As a result, the Company has determined that the inputs used to value these long-term debts fall within Level 3 of the fair value hierarchy.

19.	Subsequent events
On June 5, 2026, the Company entered into a five-year $32.5 million senior secured term loan facility with 1903P Loan Agent, LLC, an affiliate of Gordon Brothers Group (“Gordon Brothers”) and the designated administrative agent under the GB Term Loan. The GB Term Loan, which matures in June 2031, refinances the Company’s existing $26 million SLR Term Loan which has been repaid in full. Contemporaneously with the closing of the GB Term Loan, the Company entered into an amendment and extension of its senior secured revolving credit facility with Wells Fargo, extending the maturity date until June 2031 and providing for total commitments of $93 million, an increase of $3 million. The new and amended financing provides the Company with increased liquidity, enhanced financial flexibility and extended debt maturities, while continuing to support the execution of its strategic initiatives, including investments in store renovations, omni-channel capabilities, digital commerce initiatives and working capital requirements.
The GB Term Loan, decreasing to $30.0 million in December 2027, bears interest at a rate equal to Term CORRA (with an interest rate floor), plus a range from 6.75% to 7.75%, based on the Company’s fixed charge coverage ratio throughout the term of the GB Term Loan. The Wells Credit Facility bears interest at a rate equal to Term CORRA or SOFR, as applicable, plus a range from 2.00% to 2.5% or 1.625% to 2.125% for drawings in U.S. dollars, based on the borrowing capacity of the Company throughout the term of the Wells Credit Facility.
Concurrently with the closing of the new and amended facilities, the Company and Mangrove, one of the Company’s controlling shareholders, have signed an amendment to the existing $3.75 million loan agreement entered into in June 2025 extending the maturity date until June 2031. Going forward, the Amended Mangrove Loan will bear interest at a rate of 12.2% effective August 1, 2026, and is agreed to be repaid through annual principal payments of $250,000 over a period of three years, commencing in June 2028, with a final repayment of $3.0 million within a period of thirty (30) days prior to the June 2031 maturity date. All interest owed up to July 31, 2026 on the Montel Cash Advance and on the Mangrove Loan is to be paid in a lump sum of approximately $0.2 million and $0.3 million, respectively, net of withholding taxes, in July 2026. The balance of interest of approximately $0.1 million and $0.3 million, respectively, net of withholding taxes, is to be paid in 12 equal installments starting in August 2026. Effective August 1, 2026, interest on the outstanding balance on the Montel Cash Advance and on the Amended Mangrove Loan shall be repayable on a monthly basis.